Form 20-F
period 2007-12-31
ReneSola Ltd
filed 2008-06-24
CIK 1417892

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from to

Commission file number: 001-33911

RENESOLA LTD

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

British Virgin Islands

(Jurisdiction of incorporation or organization)

No. 8 Baoqun Road

Yaozhuang Town

Jiashan County

Zhejiang Province 314117

People’s Republic of China

(Address of principal executive offices)

Charles Xiaoshu Bai, Chief Financial Officer

No. 8 Baoqun Road

Yaozhuang County

Jiashan Town

Zhejiang Province 314117

People’s Republic of China

Tel: +86-573-8477-3061

Fax: +86-573-8477-3383

E-mail: charles.bai@renesola.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of exchange on which each class is to be registered
American Depositary Shares, each representing two ordinary shares, no par value per share	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

100,000,032 ordinary shares, no par value per share, as of December 31, 2007.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:    U.S. GAAP    ☒

International Financial Reporting Standards as issued by the International Accounting Standards Board    ☐ Other    ☐

Indicate by check mark which financial statement item the registrant has elected to follow.    Item 17 ☐    Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

i

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

•

“we,” “us,” “our company,” “our” or “ReneSola” refers to ReneSola Ltd, a British Virgin Islands company, its predecessor entities and its subsidiaries, and in the context of describing our financial results, also includes Linzhou Zhongsheng Semiconductor Silicon Material Co., Ltd., or Linzhou Zhongsheng Semiconductor, a variable interest entity of our company;

•	“China” or “PRC” refers to the People’s Republic of China, excluding Taiwan, Hong Kong and Macau;

•

all references to “RMB” or “Renminbi” refer to the legal currency of China; all references to “$,” “dollars” and “U.S. dollars” refer to the legal currency of the United States; all references to “£” and “pounds sterling” refer to the legal currency of the United Kingdom.

Consistent with industry practice, we measure our wafer manufacturing capacity and production output in MW, representing 1,000,000 watts, or W, of power-generating capacity. We believe MW is a more appropriate unit to measure our manufacturing capacity and production output compared to pieces of wafers, as our solar wafers are of different sizes and thicknesses. Furthermore, we manufacture both monocrystalline wafers and multicrystalline wafers, and solar cells using these two types of wafers have different conversion efficiencies. For purposes of this annual report, we assumed an average conversion efficiency rate of 16.0% for solar cells using our monocrystalline wafers. This conversion efficiency is consistent with the publicly available information regarding the monocrystalline cells produced by some of our major customers and is highly dependent on the solar cell and module production processes of these customers. Based on this conversion efficiency, we assumed that each 125 millimeters, or mm, by 125 mm, monocrystalline wafer we produce can generate approximately 2.4 W of power and each 156 mm by 156 mm monocrystalline wafer we produce can generate approximately 3.9 W of power. We also assumed an average conversion efficiency rate of 15.0% for solar cells using our multicrystalline wafers. This conversion efficiency is estimated based on the feedback from customers who tested our multicrystalline wafers from our production. Based on this conversion efficiency, we assumed that each 156 mm by 156 mm multicrystalline wafer we produce can generate approximately 3.7 W of power. We also measure our ingot manufacturing capacity and production output in MW according to the solar wafers in MW that our current manufacturing processes generally yield.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2005, 2006 and 2007.

This annual report contains translations of certain Renminbi amounts into U.S. dollars at the rate of RMB 7.2946 to $1.00, the noon buying rate in effect on December 31, 2007 in New York City for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. We make no representation that the Renminbi or dollar amounts referred to in this annual report on Form 20-F could have been or could be converted into dollars or Renminbi, as the case may be, at any particular rate or at all. See “Item 3. Key Information—D. Risk Factors—Risk Related to Doing Business in China—Fluctuations in exchange rates may have a material adverse effect on your investment.” On June 23, 2008, the noon buying rate was RMB6.8740 to US$1.00.

We and certain selling shareholders of our company completed an initial public offering of 10,000,000 ADSs in January 2008. On January 29, 2008, we listed our ADSs on the New York Stock Exchange, or the NYSE, under the symbol “SOL.” On June 23, 2008, we completed a follow-on public offering of 10,350,000 ADSs sold by us and certain selling shareholders. Our shares are also currently traded on the Alternative Investment Market of the London Stock Exchange, or AIM.

PART I

ITEM 1. IDENTITY	OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER	STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

A.    Selected Financial Data

Our Selected Consolidated Financial Data

The following selected consolidated statements of income data for the years ended December 31, 2005, 2006 and 2007 and the selected consolidated balance sheet data as of December 31, 2006 and 2007 are derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated balance sheet data as of December 31, 2005 are derived from our audited consolidated financial statements, which are not included in this annual report. The selected consolidated condensed financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP, and reflect our current corporate structure as if it has been in existence throughout the relevant periods. The historical results are not necessarily indicative of results to be expected in any future period.

Our selected consolidated statement of income data for the period from August 7, 2003, the date of the inception of our predecessor entity, to December 31, 2003 and the year ended December 31, 2004 and our consolidated balance sheets as of December 31, 2003 and 2004 are derived from our unaudited consolidated financial statements, which are not included in this annual report. Our unaudited consolidated financial statements were prepared on the same basis as our audited consolidated financial statements.

	Period from August 7 to December 31, 2003	For the Year Ended December 31,
		2004	2005	2006	2007
	(in thousands, except percentage, share, per share data)
Consolidated Statement of Income Data
Net revenues:
Product sales	—	—	$5,088	$78,515	$231,282
Processing services	—	—	—	5,855	17,691

Total net revenues	—	—	5,088	84,371	248,973
Cost of revenues:
Product sales	—	—	(3,677)	(57,141)	(184,292)
Processing services	—	—	—	(2,505)	(11,185)

Total cost of revenues	—	—	(3,677)	(59,646)	(195,477)

Gross profit	—	—	1,411	24,725	53,496

Operating expenses:
Sales and marketing expenses	—	—	(210)	(335)	(584)
General and administrative expenses	(26)	(23)	(356)	(2,285)	(8,754)
Research and development expenses	—	—	—	(39)	(1,143)
Other general income (expenses)	—	48	(243)	169	418

Total operating income (expenses)	(26)	25	(809)	(2,490)	(10,063)

Income (loss) from operations	(26)	25	602	22,235	43,433
Interest income	—	3	1	312	1,934
Interest expenses	—	(26)	(27)	(331)	(4,512)
Foreign exchange gain (loss)	—	—	(2)	364	(4,047)

Income (loss) before income tax	(26)	2	574	22,580	36,808

Income tax benefit	—	5	617	2,721	6,155
Minority interest	—	—	—	—	27

Net income attributable to equity holders	$(26)	$7	$1,191	$25,301	$42,936

	Period from August 7 to December 31, 2003	For the Year Ended December 31,
		2004	2005	2006	2007
	(in thousands, except percentage, share, per share data)
Earnings per share:(1)
Basic	—	—	$0.02	$0.32	$0.43
Diluted	—	—	$0.02	$0.32	$0.43
Earnings per ADS
Basic	—	—	$0.04	$0.63	$0.86
Diluted	—	—	$0.04	$0.63	$0.86
Weighted average number of shares used in computing earnings per share:(1)
Basic	—	—	66,666,699	80,000,032	100,000,032
Diluted	—	—	66,666,699	80,122,052	108,221,480
Other Consolidated Financial Data
Gross margin	—	—	27.7%	29.3%	21.5%
Operating margin	—	—	11.8%	26.4%	17.4%
Net margin	—	—	23.4%	30.0%	17.2%
Selected Consolidated Operating Data
Solar products shipped (in MW)(2)	—	—	1.8	39.5	124.5
Total solar wafers shipped (in MW)(3)			0.01	26.0	98.6
Average selling price ($/W)(4)	—	—	$1.55	$2.16	$2.30

(1)	2005 and 2006 shares and per share data are presented to give retrospective effect to our reorganization in 2006.
(2)	Includes solar wafers shipped, solar wafers shipped from processing services and ingots shipped.
(3)	Excludes solar wafers shipped from processing services.
(4)	Calculated based on net revenues attributable to solar wafer shipped divided by solar wafers shipped during such period.

	As of December 31,
	2003	2004	2005	2006	2007
	(in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	$194	$40	$404	$9,862	$53,137
Inventories	1	1	3,233	44,775	110,630
Advances to suppliers	—	9	1,151	16,952	53,727
Total current assets	460	261	6,769	89,365	263,241
Property, plant and equipment, net	508	463	2,426	19,908	136,598
Advances for purchases of property, plant and equipment	—	—	54	14,957	29,648
Total assets	968	908	10,059	128,586	440,609
Short-term borrowings	—	245	712	14,675	71,691
Advances from suppliers and customers	—	—	4,495	34,452	59,626
Total current liabilities	404	469	7,316	55,982	158,376
Total shareholders’ equity	564	439	2,703	72,541	125,708
Total liabilities and shareholders’ equity	$968	$908	$10,059	$128,586	$440,609

Exchange rate information

Our business is conducted in China, and a substantial portion of our revenues are denominated in Renminbi. However, periodic reports made to shareholders will be expressed in U.S. dollars using the then current exchange rates. For the sole convenience of the reader, this annual report contains translations of certain Renminbi amounts into U.S. dollars at the rate of RMB7.2946 to $1.00, the noon buying rate in effect on

December 31, 2007 in New York City for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On June 23, 2008, the noon buying rate was RMB6.8740 to $1.00.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you. The source of these rates is the Federal Reserve Bank of New York.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB Per $1.00)
2003	8.2767	8.2771	8.2765	8.2800
2004	8.2765	8.2768	8.2764	8.2774
2005	8.0702	8.1940	8.0702	8.2765
2006	7.8041	7.9579	7.8041	8.0702
2007	7.2946	7.5806	7.2946	7.7714
July	7.5720	7.5757	7.5580	7.6055
August	7.5462	7.5734	7.5420	7.6181
September	7.4928	7.5196	7.4928	7.5540
October	7.4682	7.5016	7.4682	7.5158
November	7.3850	7.4212	7.3800	7.4582
December	7.2946	7.3682	7.2946	7.4120
2008
January	7.1818	7.2405	7.1818	7.2946
February	7.1115	7.1644	7.1100	7.1973
March	7.0120	7.0722	7.0105	7.1110
April	6.9870	7.0000	6.9840	7.0185
May	6.9400	6.9725	6.9377	7.0000
June (through June 23)	6.8740	6.9104	6.9633	6.8740

(1)	Annual averages are calculated using the average of month-end rates of the relevant year. Monthly averages are calculated using the average of the daily rates during the relevant period.

Unless otherwise noted, all translations from pounds sterling to U.S. dollars and from U.S. dollars to pounds sterling in this annual report were made at a rate of £1.00 to $1.9843, the noon buying rate in effect on December 31, 2007 in New York City for cable transfers of pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York. We make no representation that any pounds sterling or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or pounds sterling, as the case may be, at any particular rate, the rates stated below, or at all. On June 23, 2008, the noon buying rate was £1.00 to $1.9609.

Unless otherwise noted, all translations from euros to U.S. dollars and from U.S. dollars to euros in this annual report were made at a rate of €1.00 to $1.4603, the noon buying rate in effect on December 31, 2007 in New York City for cable transfers of euros as certified for customs purposes by the Federal Reserve Bank of New York. We make no representation that any euros or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or euros, as the case may be, at any particular rate, the rates stated below, or at all. On June 23, 2008, the noon buying rate was €1.00 to $1.5492.

B.    Capitalization and Indebtedness

Not Applicable.

C.    Reasons for the Offer and Use of Proceeds

Not Applicable.

D.    Risk Factors

Risks Related To Our Business

Our limited operating history may not serve as an adequate indicator of our future prospects and results of operations.

We commenced our solar power business in July 2005 and have a limited operating history. We initially sold solar wafers, solar modules and other related solar power products. In April 2006, we discontinued the sale of solar modules to strategically focus on our production and sale of solar wafers. As such, our historical operating results may not provide a meaningful basis for evaluating our business, financial performance and prospects in the future. We may not be able to achieve a similar growth rate in future periods or maintain profitability following the expansion of our operations. Accordingly, you should not rely on our results of operations for any prior periods as an indication of our future performance. You should evaluate our business and prospects in light of the risks and challenges that we are likely to face as an early-stage company seeking to develop and expand in a rapidly evolving market.

The current industry-wide shortage of silicon raw materials could constrain our revenue growth and decrease our gross margins and profitability.

Silicon is an essential raw material in the production of our solar wafers. There is currently an industry-wide shortage of virgin polysilicon primarily as a result of the growing market demand for solar power products, and the price of virgin polysilicon has increased in the past few years. We produce solar wafers using silicon raw materials, including reclaimable raw materials such as part-processed and broken wafers, broken solar cells, pot scrap, silicon powder, ingot tops and tails, and other off-cuts, sourced from the semiconductor industry and the solar power industry. Historically, we purchased a substantial portion of our silicon raw materials from the spot market using short-term contracts and purchase orders. Due to the increasing usage of reclaimable silicon raw materials by wafer manufacturers, the prices of reclaimable silicon raw materials have increased over the past few years. For example, the supply agreements that we recently entered into reflect a continuing increase of such prices. See “Item 4. Information on the Company—B. Business Overview—Raw Materials” for more details on these agreements. For delivery of silicon raw materials in 2008, some of these agreements stipulate a fixed price, whereas other agreements stipulate a price with reference to the market price calculated on a periodic basis. Depending on the increase in the price of silicon raw materials in 2008, the increase in cost of revenues resulting from our contracts without a fixed price may be greater than the historical increase we have experienced, which may have a material adverse effect on our business and results of operations.

If we fail to procure sufficient silicon raw materials at reasonable prices, we may be unable to timely manufacture our products or our products may only be produced at a higher cost, and we could fail to fulfill contractual commitments, lose customers, market share and revenues, and our profit margins could decrease. This would have a material adverse effect on our business, financial condition and results of operations.

Our dependence on a limited number of suppliers for key raw materials could prevent us from timely fulfilling our customer orders or implementing our expansion plan.

We purchase our silicon raw materials from a limited number of suppliers, including waste management companies and trading companies that have connections with semiconductor manufacturers. Our top five suppliers collectively accounted for over 35% of the silicon raw material supplies procured in both 2006 and 2007. Desheng Energy Co., Ltd. (formerly Shangrao Desheng Industrial Co., Ltd.), or Desheng Energy,

accounted for more than 10% of the silicon raw material supplies procured in 2006 and 2007. The pricing terms under some of our supply agreements are to be determined based on future negotiations, and in the event that we cannot reach agreement on the pricing terms with the suppliers in the future, those agreements may not be enforceable. We also provide some of our customers with wafer and ingot processing services where they supply to us silicon raw materials. Some of our suppliers may fail to timely perform their delivery obligations. The failure of any major supplier to supply raw materials that meet our quality, quantity and cost requirements in a timely manner could impair our ability to manufacture our products or increase our costs. In 2007, the reclaimable silicon raw materials we sorted and cleaned contained, in terms of volume, around 10% of scrap raw materials with low resistivity and unusable materials. If the reclaimable raw materials we purchase contain an unexpected high level of scrap raw materials with low resistivity or unusable materials and to the extent that we have no recourse against the suppliers who sold such raw materials, our cost of revenues will increase and we may need to procure more supplies to satisfy our raw material requirements. This could materially and adversely affect our gross margins. Furthermore, if we fail to maintain our relationships with our major suppliers or fail to develop new relationships with other suppliers, we may be unable to manufacture our products or our products may only be produced at a higher cost or after a long delay, and we could be prevented from delivering our products to our customers in the required quantities and at prices that are profitable.

Our dependence on a limited number of third-party suppliers for key manufacturing equipment could prevent us from the timely fulfillment of customer orders and successful execution of our expansion plan.

We rely on a limited number of equipment suppliers for some of our principal manufacturing equipment and spare parts, including wire saws that we use to slice ingots into wafers. Our major equipment suppliers include ALD Vacuum Technologies GmbH, Beijing Oriental Keyun Crystal Technologies Co., Ltd., Shanghai Hanhong Precision Machinery Co., Ltd., Miyamoto Trading Limited and Meyer Burger AG. These suppliers have supplied most of our current equipment and spare parts, and we will also rely on them to provide a substantial portion of the principal manufacturing equipment and spare parts contemplated in our expansion program. However, due to the strong market demand for manufacturing equipment, we have experienced, and may continue to experience, delays in the delivery of such equipment or the provision of technical support. We currently do not have all the supply contracts necessary to secure equipment for our 2009 wafer capacity expansion plan. If we fail to develop new relationships or maintain existing relationships with equipment suppliers, or should any of our major equipment suppliers encounter difficulties in the manufacturing or shipment of its equipment to us, including due to natural disasters or otherwise, it will be difficult for us to find alternative providers for such equipment on a timely basis or on commercially reasonable terms. As a result, the implementation of our expansion plan may be interrupted and our production may be adversely impacted.

Because we operate in a highly competitive market and many of our competitors have greater resources than we do, we may not be able to compete successfully and we may lose or be unable to gain market share.

The solar power market is highly competitive and continually evolving. We believe the key competitive factors in the solar wafer market include product quality, price and cost competitiveness, manufacturing technologies and efficiency, strength of supplier relationships, economies of scale and reputation. We expect to face increased competition, which may result in price reductions, reduced profit margins or loss of market share. Our competitors include specialized solar wafer manufacturers such as LDK Solar Co., Ltd., Jiangsu Shunda PV-Tech Co., Ltd. and Jinggong P-D Shaoxing Solar Energy Technology Co., Ltd. Our competitors also include solar wafer manufacturing divisions of large conglomerates such as Deutsche Solar AG, Kyocera Corporation and M. SETEK Co., Ltd. In addition, some of the polysilicon suppliers may decide to develop downstream by acquiring ingot and wafer producing capacities. Many of our competitors have a longer operating history, stronger market position, greater resources, better name recognition and better access to silicon raw materials than we do. For example, some of our competitors have a history of long-term relationships with reclaimable and virgin polysilicon suppliers, and, as a result, such competitors may have an advantage over us in pricing as well as obtaining silicon raw material supplies at times of silicon shortage. Many of our competitors also have more established distribution networks and larger customer bases. In addition, many of our competitors have well-established relationships with our customers and have extensive knowledge of our target markets. As a result, they may be able to devote greater resources to the research, development, promotion and sale of their products or respond more quickly to evolving industry standards and changes in market conditions than we can. Furthermore, due to the expected growth in demand for solar wafers, we expect an increase in the number of our competitors over the next few years. The key barriers to enter into our industry at present consist of access to sufficient silicon raw materials, key manufacturing equipment, capital resources and skilled personnel. If these barriers disappear or become more easily surmountable, new competitors may successfully enter our industry. If we fail to compete successfully, our business would suffer and we may lose or be unable to gain market share.

Moreover, due to the lack of sufficient market information, it is difficult for us to ascertain our competitive position vis-à-vis our competitors on some important competitive factors. For example, conversion efficiency of solar power products is not only determined by the quality of solar wafers but is also dependent on the solar cell and module production processes and technologies. Therefore, solar wafer manufacturers usually assume the conversion efficiency of their solar wafers based on the conversion efficiency of solar cells and modules manufactured by their customers, and there is a lack of publicly available information on the conversion efficiency of the solar wafers. Accordingly, investors may not be able to obtain a comprehensive view of our competitive position vis-à-vis our competitors.

Our future success substantially depends on our ability to significantly increase both our manufacturing capacity and total output, which exposes us to a number of risks and uncertainties.

As of December 31, 2007, we had 226 monocrystalline furnaces, 32 multicrystalline furnaces and 77 wire saws. We expect to install additional equipment to increase our total annual ingot manufacturing capacity to approximately 645 MW and our annual wafer manufacturing capacity to approximately 585 MW by the end of 2008, and approximately 1,000 MW of both annual ingot and wafer manufacturing capacity by the end of 2009. We have entered into contracts to purchase some of these equipment. Our future success depends on our ability to implement our strategy of further increasing both our manufacturing capacity and production output. If we are unable to do so, we may be unable to expand our business, decrease our costs per watt, maintain our competitive position in the market and improve our profitability. Our ability to establish additional manufacturing capacity and increase output is subject to significant risks and uncertainties, including:

•	the need to raise significant additional funds, which we may be unable to obtain on commercially viable terms or at all;

•	the ability to secure sufficient silicon raw materials at reasonable costs to support our expanded manufacturing capacity;

•	the ability to timely procure additional production equipment at reasonable costs;

•	construction delays and cost overruns;

•	delays or denial of required approvals by relevant government authorities; and

•	diversion of significant management attention.

If we are unable to successfully establish and operate additional manufacturing capacity, or if we encounter and fail to resolve any of the risks described above, we may be unable to expand our business as planned. Therefore, we cannot assure you that we can meet our desired scale of production so as to implement our strategy of increasing our manufacturing capacity and total output. Moreover, even if we do expand our manufacturing capacity as planned, we may be unable to generate sufficient customer demand for our solar wafers to support our increased production levels, which could adversely affect our business and results of operations.

Prices for our solar wafers are expected to decline in the next few years, which could adversely affect our gross margin.

Our solar wafer prices are based on a variety of factors, including silicon raw material costs, supply and demand conditions globally, the quality of our wafers, and the terms of our customer contracts, including sales volumes and the terms on which certain customers supply us with silicon raw materials, if any. We expect that there will be an industry-wide expansion effort to increase the overall wafer manufacturing capacity over the next few years, which will increase solar wafer supplies and create downward pressures on pricing. In addition, any aggressive expansion of manufacturing capacity by us and our competitors may result in significant excess capacity in the solar wafer sector and, as a result, prices may further decline and our utilization rate may decrease. If wafer prices decline and we are unable to lower our costs in line with the price decline, whether through manufacturing larger ingots or thinner wafers, through securing feedstock at reasonable costs, or through technological advances, our gross margins would be adversely affected.

We may not be successful in the commercial production of new products, which could limit our growth prospects.

We may develop and produce new products from time to time. For example, in addition to our existing monocrystalline solar wafers, we began the production of multicrystalline wafers in the third quarter of 2007. In the future, we may develop and produce other new products. If we are unable to develop and cost-efficiently produce our new products with the expected performance, or if we are unable to generate sufficient customer demand for our new products, our business and prospects may be adversely impacted and we may be unable to recoup our investment in the development and production of such products.

Future acquisitions, investments or alliances may have an adverse effect on our business.

If we are presented with appropriate opportunities, we may acquire or invest in technologies, businesses or assets that are complementary to our business or form alliances with key players in the solar power industry to further expand our business. Future acquisitions could expose us to potential risks, including risks associated with the assimilation of new operations, technologies and personnel, unforeseen or hidden liabilities, the inability to generate sufficient revenue to offset the costs and expenses of acquisitions, and potential loss of, or harm to, our relationships with employees, customers and suppliers as a result of integration of new businesses. Furthermore, we may not be able to maintain a satisfactory relationship with our joint venture or other partners or handle other risks associated with future alliances, which could adversely affect our business and results of operations. Investments in new businesses may also divert our cash flow from servicing our debts and making necessary capital expenditures at our own facilities. We lack experience in identifying, financing or completing large investments or acquisitions or joint venture transactions. Such transactions and the subsequent integration processes would require significant attention from our management. The diversion of our management’s attention and any difficulties encountered with respect to the acquisitions, investments or alliances or in the process of integration could have an adverse effect on our ability to manage our business.

If we fail to manage our growth and expansion effectively, our business may be adversely affected.

Since we began our wafer manufacturing business, we have experienced a period of fast growth and expansion that has placed, and continues to place, significant strain on our management personnel, systems and resources. To accommodate our growth, we anticipate that we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, which require substantial management efforts, attention and other resources. We will also need to continue to expand, train, manage and motivate our workforce, manage our customer relationships and manage our relationships with equipment and raw material suppliers. All of these endeavors will require substantial management effort and skill and the incurrence of additional expenditures. Failure to manage our growth effectively may have a material adverse effect on our business.

Our dependence on a limited number of customers may cause significant fluctuations or declines in our revenues.

We sell a substantial portion of our solar wafers to a limited number of customers. In 2006 and 2007, our top five customers accounted for 59.1% and 77.7% of our net revenues, respectively. Sales to each of Konca Solar Energy (Wuxi) Co., Ltd, Motech Industries Inc. and Suntech Power Co., Ltd. accounted for over 10% of our net revenues in 2006. In 2007, sales to each of Motech Industries Inc., Solarfun Power Holding Ltd. and Suntech Power Co., Ltd. accounted for over 10% of our net revenues, with sales to each of Motech Industries Inc. and Suntech Power Co., Ltd. representing over 20% of our net revenues. Sales to our major customers are typically made under multi-year framework contracts or multi-year sales contracts. Framework contracts typically provide for the sales volumes and price of our solar wafers for the first year, which terms are binding. The pricing terms, and sometimes the sales volumes, for subsequent years are subject to annual renegotiation. Therefore, if prices for later years cannot be determined through renegotiation, the framework contract will be terminated or become unenforceable. Multi-year sales contracts typically provide for the sales volume and price of our solar wafers for each year during the contract term, which terms are binding. However, the pricing terms are either fixed or subject to reset in situations where the market benchmark price for solar wafers changes more than a certain percentage from the contracted price. In addition, we have entered into one-year sales contracts with some of our customers which provide for an agreed sales volume at a fixed price. We anticipate that our dependence on a limited number of customers will continue for the foreseeable future. Consequently, any one of the following events may cause material fluctuations or declines in our revenues:

•	reduction, delay or cancellation of orders from one or more of our significant customers;

•	failure to reach an agreement with our customers on the pricing terms or sales volumes under our framework contracts during annual renegotiations;

•	loss of one or more of our significant customers and our failure to identify additional or replacement customers; and

•	failure of any of our significant customers to make timely payment for our products.

Our proposed polysilicon projects may not succeed, which may cause a setback to our growth strategy.

In August 2007, we invested in a 49% interest in Linzhou Zhongsheng Semiconductor, a polysilicon manufacturing company located in Henan Province, China. The first phase of the joint venture with an annualized polysilicon manufacturing capacity of 300 metric tons commenced trial production of polysilicon in January 2008 and has been supplying polysilicon to Zhejiang Yuhui Solar Energy Source Co., Ltd., or Zhejiang Yuhui. Development of the second phase with a planned annual capacity of 450 metric tons is currently under consideration. We are committed to purchasing 90% of the joint venture’s production output. We also started building a polysilicon manufacturing facility in Meishan, Sichuan Province, China, through our wholly-owned subsidiary, Sichuan ReneSola Silicon Material Co., Ltd., or Sichuan ReneSola, which was established in Sichuan Province in August 2007. This manufacturing facility is expected to become operational incrementally starting from the first half of 2009 and to have an annualized manufacturing capacity of 3,000 metric tons of polysilicon by the end of 2009. We do not have any operating experience in polysilicon production. Manufacturing polysilicon is a highly complex process and these projects may not be able to produce polysilicon of sufficient quantity and quality or on schedule to meet our wafer manufacturing requirements. Minor deviations in the manufacturing process can cause substantial decreases in yield and in some cases cause production to be suspended or yield no output. If any of the polysilicon projects experiences a major delay or is unable to supply us with polysilicon as planned, we will suffer a setback to our raw material procurement strategy. Furthermore, if any of the polysilicon projects fails, we may be unable to recoup our investments. This could materially and adversely affect our growth strategy and our results of operations.

Linzhou Zhongsheng Semiconductor is in the process of obtaining the land use rights where its polysilicon manufacturing facilities are located. In addition, Linzhou Zhongsheng Semiconductor has not obtained the requisite construction permits prior to constructing and operating the facilities on such land. We cannot assure you that we will be able to obtain the land use rights and permits. Failure to obtain the necessary rights and permits may subject Linzhou Zhongsheng Semiconductor to various penalties, including fines or demolition of the facilities, which will have a materially adverse effect on our business, results of operations and growth strategy.

Although Sichuan ReneSola has obtained approval from the Development and Reform Commission of Sichuan Province for the project of manufacturing 3,000 metric tons of polysilicon per year, it has not obtained the Construction Land Use Right Permit for such project. Failure to obtain the permit may subject Sichuan ReneSola to various penalties, including fines, suspension of construction or demolition of the facilities after the construction being completed, which will have a materially adverse effect on our business, results of operations and growth strategy.

Our advance payments to most of our silicon raw material suppliers expose us to the credit risk of such suppliers, which may materially and adversely affect our financial condition, results of operations and liquidity.

In order to secure a greater supply of silicon raw materials, we make advance payments to most of our silicon raw material suppliers, which is consistent with the industry practice. As of December 31, 2006 and December 31, 2007, our advances to suppliers amounted to approximately $17.0 million and $53.7 million, respectively. We depend on a limited number of suppliers, and we make such advance payments without receiving any collateral. As a result, our claims for such advance payments would rank only as unsecured claims, exposing us to the credit risks of the suppliers in the event of their insolvency or bankruptcy. We may not be able to recover such advance payments and would suffer losses should the suppliers fail to fulfill their delivery obligations under the contracts. Accordingly, defaults by our suppliers may materially and adversely affect our financial condition, results of operations and liquidity.

Our costs and expenses may be greater than those of our competitors as we enter into fixed-price, prepaid arrangements with our suppliers.

We secure a portion of our supply of silicon raw materials through fixed-price, prepaid supply arrangements. If the price of silicon raw materials were to decrease in the future, our fixed-price, prepaid arrangements may cause our cost of raw materials to be greater than that of our competitors who operate under floating-price arrangements. Additionally, if demand for our solar wafers decreases, we may incur inventory holding costs, which may have a material adverse effect on our cash flows. To the extent we would not be able to pass these increased costs and expenses on to our customers, our business, results of operations and financial condition may be materially and adversely affected.

The reduction or elimination of government subsidies and economic incentives for on-grid solar energy applications could cause demand for our products and our revenues to decline.

A majority of our solar wafers sold are made into modules, which are eventually utilized in the on-grid market, where the solar power systems are connected to the utility grid and generate electricity to feed into the grid. We believe that the near-term growth of the market for on-grid applications depends in large part on the availability and size of government subsidies and economic incentives. The reduction or elimination of subsidies and economic incentives may adversely affect the growth of this market or result in increased price competition, either of which could cause our revenues to decline.

Today, when upfront system costs are factored into cost per kilowatt, the cost of solar power substantially exceeds the cost of power furnished by the electric utility grid in many locations. As a result, national and local governmental bodies in many countries, most notably in Germany, Spain, Italy, the United States and China, have provided subsidies and economic incentives in the form of feed-in tariffs, rebates, tax credits and other incentives to end users, distributors, system integrators and manufacturers of solar power products to promote the use of solar energy in on-grid applications and to reduce dependence on other forms of energy. These government economic incentives could potentially be reduced or eliminated altogether. Although the solar power industry is currently moving towards the economies of scale necessary for solar power to become cost-effective in a non-subsidized market, reductions in, or eliminations of, subsidies and economic incentives for on-grid solar energy applications could result in decreased demand for our products and cause our revenues to decline.

If solar power technology is not suitable for widespread adoption, or if sufficient demand for solar power products does not develop or takes longer to develop than we anticipate, our revenues may not continue to increase or may even decline, and we may be unable to achieve or sustain our profitability.

The solar power market is at a relatively early stage of development, and the extent of acceptance of solar power products is uncertain. Historical and current market data on the solar power industry are not as readily available as those for established industries where trends can be assessed more reliably from data gathered over a longer period of time. In addition, demand for solar power products may not continue to develop or may develop to a lesser extent than we anticipate. Many factors may affect the viability of widespread adoption of solar power technology and demand for solar power products, including:

•	cost-effectiveness, performance and reliability of solar power products compared to conventional and other renewable energy sources and products;

•	success of other alternative energy generation technologies, such as wind power, hydroelectric power and biomass;

•

fluctuations in economic and market conditions that affect the viability of conventional and other renewable energy sources, such as increases or decreases in the prices of oil and other fossil fuels or decreases in capital expenditures by end users of solar power products;

•	fluctuations in interest rates, which may affect the effective prices paid for solar power products by end users who rely on long-term loans to finance their purchases; and

•	deregulation of the electric power industry and the broader energy industry.

We have formulated our expansion plan based on the expected growth of the solar power market. If solar power technology is not viable for widespread adoption or sufficient demand for solar power products does not develop or develops to a lesser extent than we anticipate, our revenues may suffer and we may be unable to sustain our profitability.

In addition, the entire solar power industry faces competition from conventional and non-solar renewable energy technologies. Due to the relatively high manufacturing costs compared to most other energy sources, solar energy is generally not competitive without government subsidies and economic incentives.

Advances in solar power technology could render our products uncompetitive or obsolete, which could reduce our market share and cause our sales and profit to decline.

The solar power market is characterized by evolving technologies and customer needs. This requires us to develop enhancements for our products to keep pace with evolving industry standards and changing customer requirements. Currently, we produce monocrystalline wafers and multicrystalline wafers. Some of our competitors may devise production technologies that enable them to produce, at a higher yield and lower cost, larger and thinner wafers with higher quality than our products. In addition, some producers have focused on developing alternative forms of solar power technologies, such as thin-film technologies. We will need to invest significant financial resources in research and development to maintain our market position, keep pace with technological advances in the solar power industry and effectively compete in the future. Our failure to further refine our products and technology, or to develop and introduce new solar power products, could cause our products to become uncompetitive or obsolete, which could reduce our market share and cause our revenues to decline. In addition, if we, or our customers, are unable to manage product transitions, our business and results of operations would be negatively affected.

We may experience difficulty in achieving acceptable yields and product performance, or may experience production curtailments or shutdowns.

The technology for the manufacture of ingots and solar wafers is continuously being modified in an effort to improve yields and product performance. Microscopic impurities such as dust and other contaminants, difficulties in the manufacturing process or malfunctions of the equipment or facilities used can lower yields or silicon consumption rate, cause quality control problems, interrupt production or result in losses of products in process. For example, when we began slicing wafers during the initial training period for our employees, we encountered a higher than expected number of solar wafers that did not pass our quality control standards and thus required reprocessing. From time to time, a small portion of our wafers sold were returned because these wafers did not meet the quality standards required by some of our customers. Moreover, during the second quarter of 2007, a number of our monocrystalline furnaces were temporarily shut down for upgrades, which resulted in a shortfall from our planned production output for that quarter. We may also experience floods, droughts, power losses, labor disputes and similar events within or beyond our control that would affect our operations. Because our manufacturing capabilities are concentrated in our manufacturing facilities in Jiashan, China, any problem in our facilities may limit our ability to manufacture products and to fulfill our commitments to customers on a timely basis. Our manufacturing processes also use hazardous equipment, such as ingot furnaces, squarers and wire saws. Unexpected accidents may result in production curtailments or shutdowns or periods of reduced production, which would negatively affect our results of operations. In addition, such events could cause damage to properties, personal injuries or deaths. Any such event could result in civil lawsuits or regulatory enforcement proceedings, which in turn could lead to significant liabilities.

Our business depends substantially on the continuing efforts of our executive officers and key employees, and our business may be severely disrupted if we lose their services.

Our future success depends substantially on the continued services of our executive officers and key employees, especially Mr. Xianshou Li, our chief executive officer, Mr. Charles Xiaoshu Bai, our chief financial officer, Mr. Yuncai Wu, our vice president, and Dr. Panjian Li, our chief strategy officer and chief executive officer of ReneSola America. If one or more of our executive officers or key employees were unable or unwilling to continue in their present positions, we might not be able to replace them easily, in a timely manner, or at all. Our business may be severely disrupted, our financial conditions and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain personnel. If any of our executive officers or key employees joins a competitor or forms a competing company, we may lose customers, suppliers, know-how and key professionals and staff members. Each of our executive officers and key employees has entered into an employment agreement with us, which contains non-competition provisions. However, if any dispute arises between our executive officers and us, these agreements may not be enforceable in China, where these executive officers reside, in light of uncertainties with China’s legal system. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

Problems with product quality or product performance could result in increased costs, damage to our reputation and loss of revenues and market share.

From time to time, we encounter sales returns due to non-conformity with customers’ specifications and are required to replace our products promptly. Our products may contain defects that are not detected until after they are shipped or installed. For example, recently, we have been in dispute with one of our former customers regarding the return or refund of certain shipments of solar modules that were sold in 2005. While we are still disputing the alleged defects, any proven defects could lead to return or refund of our products under our warranties, cause us to incur additional costs and divert the attention of our personnel from our operations. Similarly, if we fail to maintain the consistent quality of our other products via effective quality control, we may deliver products with defects or other quality problems, which may result in increased costs associated with replacements or other remedial measures. Product defects and the possibility of product defects could also cause significant damage to our market reputation and reduce our product sales and market share.

We need a substantial amount of cash to fund our operations; if we fail to obtain additional capital when we require it, our growth prospects and future profitability may be materially and adversely affected.

We require a significant amount of cash to fund our operations, in particular for payments to suppliers to secure our raw materials requirements. We will also need capital to fund the expansion of our manufacturing capacity and our research and development activities in order to remain competitive in this market. Future expansions, changes in market conditions or other developments may also cause us to require additional funds. Our ability to obtain external financing in the future is subject to a number of uncertainties, including:

•	our future financial condition, operations and reputation;

•	general market conditions in our industry; and

•	economic, political and other conditions in China and elsewhere.

If we are unable to obtain necessary capital in a timely manner or on commercially acceptable terms, our operation, results of operations and growth prospects may be materially and adversely affected.

If more stringent restrictions are imposed on the import of reclaimable silicon materials, our raw material supplies may be adversely affected.

We import a substantial amount of reclaimable silicon raw materials from overseas suppliers into China. China has implemented rules regulating the import of waste materials into China, under which waste materials are categorized as “permitted,” “restricted” or “prohibited.” If certain imported material is recognized as waste material and is not categorized as “permitted” or “restricted,” it generally will be deemed as “prohibited” for import. The prohibited waste materials are not allowed to be imported into China. The import of restricted waste material is subject to the approval of various governmental authorities, including environmental protection authorities. According to the advice of our PRC counsel, Boss & Young, and our consultation with relevant governmental authorities, it is unclear whether reclaimable silicon we used should be regarded as waste materials and therefore shall be subject to the waste importation regulations. Currently, relevant PRC local customs allow the import of reclaimable silicon. However, we were informed that new rules may be issued to clarify the classification of reclaimable silicon for import purposes. It is uncertain when the new rules will be issued and we cannot predict the categorization of the silicon material we used under the new rules. If reclaimable silicon is categorized as a restricted or prohibited waste material for import, we may be unable to import reclaimable silicon in sufficient quantities to support our production, or at all. If this occurs, we may be forced to seek alternative sources for silicon raw materials, which could be significantly more expensive or harder to acquire. This could materially and adversely affect our business and results of operations.

We face risks associated with the marketing, distribution and sale of our solar power products internationally, and if we are unable to effectively manage these risks, they could impair our ability to expand our business abroad.

In 2006 and 2007, 32.9% and 37.7%, respectively, of our net revenues were generated from customers outside of China. We continue to sell our products outside of China. The marketing, distribution and sale of our solar power products in international markets expose us to a number of risks, including:

•	fluctuations in currency exchange rates;

•	increased costs associated with maintaining marketing efforts in various countries;

•	difficulty and costs relating to compliance with the different commercial and legal requirements of the overseas markets in which we offer our products;

•	difficulty in engaging and retaining sales personnel who are knowledgeable about, and can function effectively in, overseas markets; and

•	trade barriers such as export requirements, tariffs, taxes and other restrictions and expenses, which could increase the prices of our products and make us less competitive in some countries.

If we are unable to attract, train and retain qualified personnel, our business may be materially and adversely affected.

Our future success depends, to a significant extent, on our ability to attract, train and retain qualified personnel, particularly technical personnel with expertise in the solar power industry. Since our industry is characterized by high demand and intense competition for talent, there can be no assurance that we will be able to attract or retain qualified technical staff or other highly-skilled employees that we will need to achieve our strategic objectives. As we are still a relatively young company and our business has grown rapidly, our ability to train and integrate new employees into our operations may not meet the growing demands of our business. If we are unable to attract and retain qualified personnel, our business may be materially and adversely affected.

If we fail to establish an effective system of internal controls, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our ADSs may be adversely impacted.

We are subject to reporting obligations under U.S. securities laws. The U.S. Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley Act, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must audit and report on the effectiveness of the company’s internal control over financial reporting. These requirements will first apply to our annual report on Form 20-F for the fiscal year ending on December 31, 2008. Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future.

During the preparation and external audit of our consolidated financial statements for the year ended December 31, 2007, we identified a material weakness and certain deficiencies in our internal control over financial reporting, as defined in the standards established by the U.S. Public Company Accounting Oversight Board. The material weakness identified related to our failure to apply, or failure to apply in a consistent manner, certain aspects of accounting policies and procedure, such as inadequate formal documentation of the control procedures on the financial reporting of certain subsidiaries and joint venture entity and inadequate control procedures to identify and apply relevant accounting treatment to non-routine transactions. If we had performed a thorough assessment of our internal control over financial reporting or if our independent registered public accounting firm had performed an audit of our internal control over financial reporting, additional material weaknesses, significant deficiencies or control deficiencies might have been identified.

We are in the process of implementing measures to remedy this material weakness and deficiencies to meet the deadline imposed by Section 404 of the Sarbanes-Oxley Act. If we fail to timely achieve and maintain the adequacy of our internal controls, our management may conclude that our internal control over financial reporting is not effective. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports and to prevent fraud. As a result, our failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the market price of our ADSs.

Our failure to protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights may be costly.

We rely primarily on patent laws, trade secrets and other contractual restrictions to protect our intellectual property. Nevertheless, these afford only limited protection and the actions we take to protect our intellectual property rights may not be adequate to provide us with meaningful protection or commercial advantage. For example, we have four patents and seven pending patent applications in China. We cannot assure you that our patent applications will be eventually issued with sufficiently broad coverage to protect our technology and products. As a result, third parties may be able to use the technologies that we have developed and compete with us, which could have a material adverse effect on our business, financial condition or operating results. In addition, contractual arrangements, such as the confidentiality and non-competition agreements and terms between us and our research and develop personnel, afford only limited protection and the actions we may take to protect our trade secrets and other intellectual property may not be adequate. Our failure to protect our intellectual property and proprietary rights may undermine our competitive position. Third parties may infringe or misappropriate our proprietary technologies or other intellectual property and proprietary rights. Policing unauthorized use of proprietary technology can be difficult and expensive. In particular, the laws and enforcement procedures of the PRC and certain other countries are uncertain or do not protect intellectual property rights to the same extent as do the laws and enforcement procedures of the United States. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.” We may need to resort to court proceedings to enforce our intellectual property rights in the future. Litigation relating to our intellectual property might result in substantial costs and diversion of resources and management attention away from our business. An adverse determination in any such litigation will impair our intellectual property and proprietary rights and may harm our business, prospects and reputation.

We may be exposed to infringement or misappropriation claims by third parties, which, if determined adversely to us, could cause us to pay significant damage awards.

Our success depends largely on our ability to use and develop our technology and know-how without infringing the intellectual property rights of third parties. The validity and scope of claims relating to solar power technology patents involve complex scientific, legal and factual questions and analysis and, therefore, may be highly uncertain. We may be subject to litigation involving claims of patent infringement or violation of other intellectual property rights of third parties. The defense and prosecution of intellectual property suits, patent opposition proceedings, and related legal and administrative proceedings can be both costly and time-consuming and may significantly divert the efforts and resources of our technical and management personnel. An adverse determination in any such litigation or proceedings to which we may become a party could subject us to significant liability to third parties, require us to seek licenses from third parties, to pay ongoing royalties, or to redesign our products or subject us to injunctions prohibiting the manufacture and sale of our products or the use of our technologies. Protracted litigation could also result in our customers or potential customers deferring or limiting their purchase or use of our products until resolution of such litigation.

Our quarterly operating results may fluctuate from period to period in the future.

Sales of our solar power products have increased due to strong demand and our rapid expansion. Typically, demand for solar power products tends to be weaker during the winter months, because of adverse weather conditions in certain regions, which complicate the installation of solar power systems. As such, our quarterly operating results may fluctuate from period to period based on the seasonality of industry demand for solar power products. In addition, our quarterly results may also be affected by other factors, such as changes in costs of raw materials, delays in equipment delivery, suppliers’ failure to perform their delivery obligations and interruptions in electricity supply, etc. As a result, you may not be able to rely on period to period comparisons of our operating results as an indication of our future performance.

Increases in electricity costs or a shortage of electricity supply may adversely affect our operations.

We consume a significant amount of electricity in our operations. Moreover, with the rapid development of the PRC economy, demand for electricity has continued to increase. There have been shortages in electricity supply in various regions across China, especially during peak seasons, such as summer. To mitigate the effect of possible interruption or shortage of electricity, we have installed backup power transformer substations at our site with an aggregate capacity of 11 million volt-amperes. The capacity of our backup transformer substation is not sufficient to fully support our current production. In view of our operations and planned production expansion, we cannot assure you that there will be no risk of interruption or shortages in our electricity supply or that there will be sufficient electricity available to meet our future requirements. We also cannot assure you that our electricity cost will not rise significantly or that we will be able to pass the increased cost to our customers. Increases in electricity costs may adversely affect our profitability.

Compliance with environmental regulations can be expensive, and non-compliance with these regulations may result in adverse publicity and potentially significant monetary damages and fines.

As our manufacturing processes, including processing reclaimable silicon raw materials, producing ingots and slicing wafers, generate noise, waste water and gaseous and other industrial wastes, we are required to comply with all applicable regulations regarding protection of the environment. We are in compliance with present environmental protection requirements and have all the necessary environmental permits to conduct our business. However, if more stringent regulations are adopted in the future, the cost of compliance with these new regulations could be substantial. If we fail to comply with present or future environmental regulations, we may be required to pay substantial fines, suspend production or cease operations. We use, generate and discharge toxic, volatile and otherwise hazardous chemicals and wastes in our research and development and manufacturing activities. Any failure by us to control the use of, or to restrict adequately the discharge of, hazardous substances could subject us to potentially significant monetary damages and fines or suspensions in our business operations.

We have limited insurance coverage and may incur losses resulting from product liability claims or business interruptions.

As the insurance industry in China is still in an early stage of development, the product liability insurance and business interruption insurance available in China offer limited coverage compared to that offered in many other countries. We do not have any product liability insurance or business interruption insurance. Any business disruption or natural disaster could result in substantial costs and a diversion of resources, which would have an adverse effect on our business and results of operations.

As with other solar power product manufacturers, we are exposed to risks associated with product liability claims if the use of our solar power products results in injury. Since our solar wafers are made into electricity generating devices and our solar modules generate electricity, it is possible that users could be injured or killed by our products as a result of product malfunctions, defects, improper installation or other causes. We only began commercial shipment of our solar power products in July 2005, and, because of our limited operating history, we cannot predict whether product liability claims will be brought against us in the future or the effect of any resulting negative publicity on our business. The successful assertion of product liability claims against us could result in potentially significant monetary damages and require us to make significant payments. Historically, our solar modules were typically sold with a warranty for minimum power output warranty of up to 20 years following the date of sale. We also provided warranties for our solar modules against defects in materials and workmanship for a period of two years from the date of sale. We do not provide similar warranties for our solar wafers. We have sold solar modules only since July 2005, and discontinued the sale of our solar modules in April 2006. Due to the short usage history of our products, we cannot assure you that our assumptions regarding the durability and reliability of our products are reasonable. Our warranty provisions may be inadequate, and we may have to incur substantial expense to repair or replace defective products in the future. See “—Problems with product quality or product performance could result in increased costs, damage to our reputation and loss of revenues and market share.” Any increase in the defect rate of our products would cause us to increase the amount of our warranty reserves and have a correspondingly negative impact on our operating results. Furthermore, widespread product failures may damage our market reputation, reduce our market share and cause our sales to decline.

Our financial leverage may hamper our ability to expand and may materially affect our results of operations.

We have significant borrowings. We issued RMB928,700,000 U.S. Dollar Settled 1% Convertible Bonds due 2012 in March 2007, which are used primarily for working capital purposes and capital expenditures. We expect to incur new debt obligations to finance our operations and, as a result, we will be required to allocate a significant portion of our cash flow to service these obligations. This could impair our ability to make necessary capital expenditures, develop business opportunities or make strategic acquisitions. We cannot assure you that our business will generate sufficient cash flow from operations in the future to service our debts and make necessary capital expenditures, in which case we may seek additional financing, dispose of certain assets or seek to refinance some or all of our debts. We cannot assure you that any of these alternatives can be implemented on satisfactory terms, if at all, or without breach of the terms and conditions of existing or future financing arrangements. In the event that we are unable to meet our obligations when they become due or if our creditors take legal action against us for payment, we may have to liquidate our long-term assets to repay our creditors. We may have difficulty converting our long-term assets into current assets in such a situation and may suffer losses from the sale of our long-term assets. This would materially and adversely affect our operations and prevent us from successfully implementing our business strategy.

We failed to disclose certain trust arrangements involving shares in our company owned by Messrs. Li and Wu in our admission document in connection with our AIM flotation. Any future breach of the AIM rules by us may subject us to strict disciplinary actions by AIM.

In July 2007, it came to our attention that the admission document we used in connection with our AIM flotation failed to mention an arrangement pursuant to which Messrs. Li and Wu had agreed to hold in trust for Messrs. Zhengmin Lian and Xiangjun Dong, each a director of Zhejiang Yuhui, certain percentages of shares in ReneSola registered under Ruixin Holdings Limited and Yuncai Holdings Limited. Such omission was due to an oversight and resulted in a failure to disclose Messrs. Lian and Dong’s beneficial interests in our shares. Promptly upon discovery of such omission, we informed AIM and issued a public announcement on the AIM market correcting this omission and disclosing Messrs. Lian and Dong’s beneficial interests in us. After a preliminary inquiry, AIM found in September 2007 that we had breached the AIM rules in respect of the accurate disclosure of directors’ share ownership in the company. Because there was no intention to mislead our investors, AIM decided not to pursue disciplinary action against us or any individual associated with us. However, AIM has reserved the right to revisit this decision in the event of any future breach by us. Should any of AIM’s rules be breached in the future, AIM may take disciplinary action against us because of our prior record. Any disciplinary action by AIM against us, which could include, inter alia, a fine, public or private censure and/or cancellation of admission, may have a material adverse effect on the trading prices of our shares on AIM and of our ADS.

Risks Related To Doing Business In China

Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our products and materially and adversely affect our competitive position.

Substantially all of our business operations are conducted in China, and some of our sales are made in China. Accordingly, our business, financial condition, results of operations and prospects are significantly affected by economic, political and legal developments in China. Since the late 1970s, the PRC government has been reforming the economic system in China. These reforms have resulted in significant economic growth. However, we cannot predict the future direction of economic reforms or the effects such measures may have on our business, financial position or results of operations. Furthermore, while the economy of China has experienced significant growth in the past twenty years, this growth has been uneven, both geographically and among various sectors of the economy. Any adverse change in the economic conditions in China, in policies of the PRC government, or in laws and regulations in China, could have a material adverse effect on the overall economic growth of China and investment in the solar power industry. Such developments could adversely affect our business, lead to a reduction in demand for our products and adversely affect our competitive position.

Uncertainties with respect to the PRC legal system could adversely affect us.

We are a holding company, and we conduct our business primarily through our subsidiary, Zhejiang Yuhui, incorporated in China. Zhejiang Yuhui is generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly-foreign owned enterprises. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

Expiration of, or changes to, current PRC tax incentives that our business enjoys could have a material adverse effect on our results of operations.

The PRC government has provided various incentives to foreign-invested enterprises to encourage foreign investments. Such incentives include reduced tax rates and other measures. As a foreign-invested enterprise in a manufacturing business with an authorized term of operation for more than ten years, Zhejiang Yuhui is entitled to full exemption from enterprise income tax for the years of 2005 and 2006 and a 50% reduction during the three succeeding years.

In March 2007, the National People’s Congress of China enacted a new Enterprise Income Tax Law, which became effective on January 1, 2008. In December 2007, the State Council of China promulgated the Implementing Regulation of the new Enterprise Income Tax Law, which became effective on January 1, 2008. The new tax law imposes a unified state income tax rate of 25% on all domestic enterprises and foreign-invested enterprises unless they qualify under certain limited exceptions. Under the new tax law and relevant rules, Zhejiang Yuhui is subject to a state enterprise income tax rate of 25% as of January 1, 2008. In addition, enterprises that were established and already enjoyed preferential income tax treatments before March 16, 2007 will continue to enjoy the original preferential tax exemptions or reductions until the expiration of the specified terms, except that the relevant exemption or reduction starts from January 1, 2008, if the first profitable year for the relevant enterprise is later than January 1, 2008. Therefore, Zhejiang Yuhui will continue to be entitled to the above preferential tax exemption and reduction currently enjoyed by it during such transition period.

Zhejiang Yuhui increased its registered capital from $1.5 million to $16.5 million in April 2006, $28.5 million in September 2006, $45.0 million in January 2007 and $102.5 million in August 2007. According to relevant PRC tax regulations, it is entitled to full exemption from enterprise income tax for the two years starting from its first profitable year of operation with respect to the income attributable to operations funded by the increased capital and a 50% deduction in income taxes for the following three years, upon written approval from the tax authority. Since our capital increase from $45.0 million to $102.5 million was registered after March 16, 2007, we have received an approval from the PRC tax authority that income derived from this registered capital increase will receive preferential tax treatment until December 31, 2007. However, since the new Enterprise Income Tax Law was only recently enacted, there remains uncertainty as to whether we can maintain the preferential tax treatment for income derived from some of our registered capital increases.

In addition, although the approval letter we received from the PRC tax authority has indicated that income derived from Zhejiang Yuhui’s capital increase from $45.0 million to $102.5 million can only enjoy preferential tax treatment before December 31, 2007, in practice we have paid tax on income derived from such capital increase at the rate of 12.5% after January 1, 2008, which is 50% of the statutory tax rate. The tax authority may request us to make a supplementary tax payment on our income which have been paid at the rate of 12.5% and also request that we pay tax at the rate of 25% in the future.

Moreover, under the new tax law, enterprises organized under the laws of jurisdictions outside China with their de facto management bodies located within China may be considered PRC resident enterprises and, therefore, subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The Implementing Regulation of the new tax law defines “de facto management body” as an establishment that exerts substantial overall management and control over the operation, personnel, financial affairs, assets and other aspects of the enterprise. If a majority of the members of our management team continues to be located in China, we may be considered a PRC resident enterprise and, therefore, subject to PRC enterprise income tax at the rate of 25% on our worldwide income. If our current tax benefits expire or otherwise become unavailable to us for any reason, our profitability may be materially or adversely affected. In addition, our PRC subsidiary, Zhejiang Yuhui, is required to pay Value Added Tax, or VAT, with respect to the gross sales proceeds. Historically, when exporting products, Zhejiang Yuhui was entitled to a 13% refund of VAT that it had already paid or borne. However, as of July 1, 2007, the VAT refund was reduced to 5%, which materially affects the gross margin of our overseas sales. If this VAT refund is further reduced, our profitability may be materially and adversely affected.

We rely on dividends paid by our subsidiary for our cash needs.

We rely on dividends paid by our PRC subsidiary, Zhejiang Yuhui, for our cash needs, including the funds necessary to pay dividends and other cash distributions, if any, to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities organized in China is subject to limitations. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Zhejiang Yuhui is also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Zhejiang Yuhui is also required to allocate a portion of its after-tax profits, as determined by its board of directors, to its staff welfare and bonus funds, which may not be distributed to equity owners. In addition, when Zhejiang Yuhui incurs debt on its own behalf, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. For example, according to certain loan agreements between Zhejiang Yuhui and its banks, Zhejiang Yuhui is not permitted to pay dividends for any given year if it has no after-tax profit or any principal or interest due in that year has not been paid.

Pursuant to the new PRC Enterprise Income Tax Law and its Implementing Regulation, which became effective on January 1, 2008, however, a 10% withholding tax applies to China-sourced income derived after January 1, 2008, by non-resident enterprises for PRC enterprise income tax purposes unless any such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The British Virgin Islands, where our company was incorporated, does not have such a treaty with China. Thus, the Company expects that a 10% withholding tax will apply to dividends paid to the Company by its PRC subsidiaries if the Company is classified as a non-resident enterprise. The Company does not currently intend to declare dividends for the foreseeable future. However, if the Company is classified as a resident enterprise, such dividends payable to foreign enterprise investors may be subject to the 10% withholding tax.

Fluctuations in exchange rates may have a material adverse effect on your investment.

A substantial portion of our sales, costs and expenses is denominated in Renminbi and U.S. dollars, with the remainder in Euros and Japanese Yen. Fluctuations in exchange rates, particularly among the U.S. dollar and Renminbi, could affect our net profit margins and could result in foreign exchange losses and operating losses. For example, we recognized foreign exchange loss of $4.0 million in 2007. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currencies.

The change in value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 16.9% appreciation of the RMB against the U.S. dollar between July 21, 2005 and June 23, 2008. While the international reaction to the Renminbi revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar. As a substantial portion of our costs and expenses is denominated in Renminbi, the revaluation beginning in July 2005 and potential future revaluation has and could further increase our costs in U.S. dollar terms. For example, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations.

Restrictions on currency exchange may limit our ability to receive and use our revenues or financing effectively.

A significant portion of our revenues and expenses are denominated in Renminbi. If our revenues denominated in Renminbi increase or expenses denominated in Renminbi decrease in the future, we may need to convert a portion of our revenues into other currencies to meet our foreign currency obligations, including, among others, payment of dividends declared, if any, in respect of our shares or ADSs. Under China’s existing foreign exchange regulations, Zhejiang Yuhui is able to pay dividends in foreign currencies, without prior approval from the State Administration of Foreign Exchange, or the SAFE, by complying with certain procedural requirements. However, we cannot assure you that the PRC government will not take further measures in the future to restrict access to foreign currencies for current account transactions.

Foreign exchange transactions by Zhejiang Yuhui under capital accounts continue to be subject to significant foreign exchange controls and require the approval of, or registration with, PRC governmental authorities. In particular, if Zhejiang Yuhui borrows foreign currency loans from us or other foreign lenders, these loans must be registered with the SAFE, and if we finance it by means of additional capital contributions, these capital contributions must be approved or registered by certain government authorities including the SAFE, the Ministry of Commerce or their local counterparts. These limitations could affect the ability of Zhejiang Yuhui to obtain foreign exchange through debt or equity financing, and could affect our business and financial condition.

If we are required to obtain the prior approval of the China Securities Regulatory Commission, or CSRC, for the listing and trading of our ADSs on the New York Stock Exchange, we may face regulatory actions or other sanctions which may adversely affect our financial condition.

On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated a regulation that became effective on September 8, 2006. This regulation, among other things, has some provisions that purport to require that an offshore special purpose vehicle, or SPV, formed for listing purposes and controlled directly or indirectly by PRC companies or individuals shall obtain the approval of the CSRC prior to the listing and trading of such SPV’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website procedures specifying documents and materials required to be submitted to it by SPVs seeking CSRC approval of their overseas listings.

We completed the listing of our ADSs on the New York Stock Exchange in January 2008 completed our follow-on offering in June 2008. We did not seek CSRC approval in connection with either our initial public offering or our follow-on offering. However, the application of this PRC regulation remains unclear with no consensus currently existing among the leading PRC law firms regarding the scope and applicability of the CSRC approval requirement. Our PRC counsel, Boss & Young, advised us that because we completed our restructuring for the initial public offering before September 8, 2006, the effective date of the new regulation, it was not and is not necessary for us to submit the application to the CSRC for its approval, and the listing of our ADSs on the New York Stock Exchange did not require CSRC approval.

If the CSRC or another PRC regulatory agency subsequently determines that CSRC approval was required for the initial public offering or the follow-on offering, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from our initial public offering and the follow-on offering into the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt the follow-on offering before settlement and delivery of the ADSs offered hereby. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur.

If the CSRC later requires that we obtain its approval, we may be unable to obtain a waiver of the CSRC approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding this CSRC approval requirement could have a material adverse effect on the trading price of our ADSs.

Recent PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to inject capital into our PRC subsidiary, limit our subsidiary’s ability to increase its registered capital, distribute profits to us, or otherwise adversely affect us.

On October 21, 2005, the SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Notice 75, which became effective as of November 1, 2005. According to Notice 75, prior registration with the local SAFE branch is required for PRC residents to establish or to control an offshore company for the purposes of financing that offshore company with assets or equity interests in an onshore enterprise located in the PRC. An amendment to registration or filing with the local SAFE branch by such PRC resident is also required for the injection of equity interests or assets of an onshore enterprise in the offshore company or overseas funds raised by such offshore company, or any other material change involving a change in the capital of the offshore company. Moreover, Notice 75 applies retroactively. As a result, PRC residents who have established or acquired control of offshore companies that have made onshore investments in the PRC in the past were required to complete the relevant registration procedures with the local SAFE branch by March 31, 2006.

We have urged our shareholders who are PRC residents to make the necessary applications and filings as required under Notice 75 and other related rules. However, as a result of uncertainty concerning the reconciliation of Notice 75 with other approval or registration requirements, it remains unclear how Notice 75, and any future legislation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. To our knowledge, our primary shareholders have completed the necessary filings as required under Notice 75 and other related rules, except that (i) Mr. Xianshou Li and Mr. Yuncai Wu have filed and updated their filings in connection with their transfer of shares in our company to their respective holding vehicles and the change in our company’s shareholding structure due to our AIM admission with Jiashan County SAFE Branch, but they have not filed or updated any filing with Zhejiang Province SAFE Branch as required by PRC SAFE regulations; (ii) Mr. Li and Mr. Wu have not updated their filings in connection with our U.S. initial public offering in January 2008; (iii) we are in the process of making filings in connection with options granted to our PRC employees under our 2007 share incentive plan; and (iv) Mr. Zhengmin Lian and Mr. Xiangjun Dong have inquired with the relevant local branch of the SAFE with respect to the filings of the shares that Mr. Li and Mr. Wu hold on trust for them as described in “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Restructuring,” but were advised that such applications could not be accepted as there is a lack of precedents for filing such trust arrangements. We attempt to comply, and attempt to ensure that our shareholders who are subject to these rules comply with the relevant requirements. However, we cannot provide any assurances that all of our shareholders who are PRC residents will comply with our request to make or obtain any applicable registrations or comply with other requirements required by Notice 75 or other related rules. The failure or inability of our PRC resident shareholders to make any required registrations or comply with other requirements may subject such shareholders to fines and legal sanctions and may also limit our ability to contribute additional capital into or provide loans to our PRC subsidiary, limit our PRC subsidiary’s ability to pay dividends or otherwise distribute profits to us, or otherwise adversely affect us.

We face risks related to health epidemics and other outbreaks.

Our business could be adversely affected by the effects of avian flu, severe acute respiratory syndrome, or SARS, or another epidemic or outbreak. From 2005 to present, there have been reports on the occurrence of avian flu in various parts of China and elsewhere in Asia, including a few confirmed human cases and deaths. Any prolonged recurrence of avian flu, SARS or other adverse public health developments in China may have a material adverse effect on our business operations. Our operations may be impacted by a number of health-related factors, including, among other things, quarantines or closures of our facilities, which could severely disrupt our operations, the sickness or death of our key officers and employees, and a general slowdown in the Chinese economy. Any of the foregoing events or other unforeseen consequences of public health problems could adversely affect our business and results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of avian flu, SARS or any other epidemic.

Risks Related To Our ADSs

Volatility of the AIM market may adversely affect the price of our shares and ADSs.

Our shares are traded on the AIM market of the London Stock Exchange. AIM, like any other securities exchange, may experience problems that affect the market price and liquidity of the securities of its listed companies. These problems may include temporary exchange closures, the suspension of stock exchange administration, broker defaults, settlement delays and strikes by brokers. Similar problems could occur in the future and, if they do, they could harm the market price and liquidity of our shares and the price of our ADSs.

The market price for our ADSs may be volatile.

The market price for our ADSs may be volatile and subject to wide fluctuations in response to factors including the following:

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of other solar power companies;

•	announcements by us or our competitors of new products, patent litigation, issuance of patents, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	technological breakthroughs in the solar and other renewable power industries;

•	reduction or elimination of government subsidies and economic incentives for the solar power industry;

•	potential litigation or administrative investigations;

•	addition or departure of key personnel;

•	fluctuations of exchange rates between the RMB and U.S. dollar or other foreign currencies;

•	release of lock-up or other transfer restrictions on our outstanding ADSs or shares or sales of additional ADSs; and

•	general market conditions or other developments affecting us or our industry.

You should note that the stock prices of solar power companies have experienced wide fluctuations. Such wide market fluctuations may adversely affect the market price of our ADSs.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ADSs.

Our existing principal shareholders have substantial influence over our company, and their interests may not be aligned with the interests of our other shareholders.

Mr. Xianshou Li, our chief executive officer and director, and Mr. Yuncai Wu, our vice president and director, currently hold, indirectly, approximately 27.2% and 14.0% of our outstanding share capital, respectively, as of the date of this annual report. As such, Messrs. Li and Wu have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. For example, holders of a majority of our shares entitled to vote in a duly convened and constituted shareholders’ meeting may pass a shareholders’ resolution to issue preferred shares in one or more series and to fix the powers and rights of these shares, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our existing shares. Preferred shares could thus be issued with terms that would delay or prevent a change in control or make removal of management more difficult. These actions may be taken even if they are opposed by our other shareholders and holders of our ADSs.

We may need additional capital and may sell additional ADSs or other equity securities or incur indebtedness, which could result in additional dilution to our shareholders or increase our debt service obligations.

We believe that our current cash and cash equivalents, anticipated cash flows from our operations and bank borrowings, existing bank facilities and proceeds from the follow-on offering will be sufficient to meet our anticipated cash needs in 2008, including our cash needs for working capital and capital expenditures. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Substantial future sales of our ADSs in the public market, or the perception that these sales could occur, could cause the price of our ADSs to decline.

Sales of our shares or ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Each of our directors, executive officers and certain shareholders has agreed, subject to certain exceptions, not to transfer or dispose of any of our shares, in the form of ADSs or otherwise, for a period of 90 days after our follow-on offering on June 17, 2008. After the expiration of the 90-day period, the shares held by these shareholders may be sold subject to volume and other restrictions under Rule 144 under the Securities Act. Further, any or all of these shares may be released prior to expiration of the lock-up period at the discretion of the lead underwriters for our public offering. To the extent shares are released before the expiration of the lock-up period and these shares are sold into the market, the market price of our ADSs could decline.

As a holder of our ADSs, you may not have the same voting rights as the holders of our shares and may not receive voting materials in time to be able to exercise your right to vote.

As a holder of ADSs, you are not treated as one of our shareholders. Instead, the depositary is treated as the holder of the shares underlying your ADSs. However, you may exercise some of the shareholders’ rights through the depositary, and you have the right to withdraw the shares underlying your ADSs from the deposit facility. Except as described in the deposit agreement, holders of our ADSs are not be able to directly exercise voting rights attaching to the shares evidenced by our ADSs on an individual basis. Holders of our ADSs are entitled to instruct the depositary how to vote the shares represented by the ADSs. However, you may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

You may not be able to participate in rights offerings and may experience dilution of your holdings as a result.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. Under the deposit agreement for the ADSs, the depositary will not offer those rights to ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act with respect to all holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. In addition, we may not be able to take advantage of any exemptions from registration under the Securities Act. Accordingly, holders of our ADSs may be unable to participate in our rights offerings and may experience dilution in their holdings as a result.

You may be subject to limitations on transfer of your ADSs.

Your ADSs represented by the ADRs are transferable on the books of the depositary. However, the depositary may close its transfer books from time to time when it deems that it is expedient for the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited, because we are incorporated under British Virgin Islands law, conduct substantially all of our operations in China and most of our officers and directors reside outside the United States.

We are incorporated in the British Virgin Islands, and conduct substantially all of our operations in China through our wholly-owned subsidiary in China. Most of our officers and directors reside outside the United States, and some or all of the assets of those persons are located outside of the United States. As a result, it may be difficult or impossible for you to bring an original action against us or against these individuals in a British Virgin Islands or China court in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the British Virgin Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the British Virgin Islands of judgments obtained in the United States, although the courts of the British Virgin Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

Our corporate affairs are governed by our memorandum and articles of association and by the BVI Business Companies Act, 2004 and common law of the British Virgin Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under British Virgin Islands law are to a large extent governed by the common law of the British

Virgin Islands. The common law of the British Virgin Islands is derived in part from comparatively limited judicial precedent in the British Virgin Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the British Virgin Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the British Virgin Islands has no securities laws as compared to the United States, and provides significantly less protection to investors. In addition, British Virgin Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

We will incur increased costs as a result of being a public company in the United States.

As a public company in the United States, we incur a significantly higher level of legal, accounting and other expenses than we did previously. In addition, the Sarbanes-Oxley Act and new rules subsequently implemented by the SEC and the New York Stock Exchange, have required changes in the corporate governance practices of public companies. We expect these new rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

ITEM 4.	INFORMATION ON THE COMPANY

A.    History and Development of the Company

Our predecessor, Zhejiang Fending Construction Material Machinery Manufacturing Co., Ltd., or Fengding Construction, was established as a limited liability company in the PRC in 2003. Following a series of share transfers, Fengding Construction was renamed Zhejiang Yuhui in June 2005 and commenced the solar power business in July 2005. As companies incorporated overseas can more efficiently and conveniently issue equity securities to overseas investors without going through lengthy PRC governmental approval procedures, our company, ReneSola Ltd, or ReneSola, was incorporated as a limited liability company in the British Virgin Islands on March 17, 2006. Our choice of the British Virgin Islands as the jurisdiction of incorporation of our company was motivated in part by its relatively well-developed body of corporate law, various tax and other incentives, and its acceptance among internationally recognized securities exchanges as a jurisdiction for companies seeking to list securities. As a limited liability company under the laws of the British Virgin Islands, the liability of our shareholders to our company is limited to: (i) any amount unpaid on a share held by the shareholder and (ii) any liability to repay a distribution by our company that was not made in accordance with the laws of the British Virgin Islands.

ReneSola acquired all of the equity interests in Zhejiang Yuhui in April 2006 through a series of transactions that have been accounted for as a reorganization. In August 2006, we placed 33,333,333 shares on the Alternative Investment Market of the London Stock Exchange, or AIM, and raised gross proceeds of approximately $50.0 million. We currently conduct our business through the following subsidiaries:

•	Zhejiang Yuhui, our principal operating company in China;

•

ReneSola America Inc., or ReneSola America, which was incorporated in the State of Delaware, the United States, in November 2006 to facilitate our procurement of silicon raw materials in North America;

•

ReneSola Singapore Pte Ltd., which was incorporated in Singapore in March 2007 to facilitate our procurement of silicon raw materials in Southeast Asia and hold our investment in the Malaysian subsidiary;

•	ReneSola (Malaysia) SDN. BHD., in which we hold a 51% equity interest since July 2007, was incorporated in Malaysia in February 2007 to process reclaimable silicon for Zhejiang Yuhui; and

•	Sichuan ReneSola, which was established in Sichuan Province, China in August 2007 to engage in the production of raw materials.

In addition, in August 2007, we invested in a 49% interest in Linzhou Zhongsheng Semiconductor, a polysilicon manufacturing company located in Henan Province, China. Zhongsheng Steel invested 51% in the joint venture in the form of equipment, factory premises and land use rights.

In January 2008, we and certain selling shareholders completed our initial public offering of 10,000,000 ADSs, and we listed our ADSs on the NYSE. In June 2008, we completed a follow-on public offering of 10,350,000 ADSs sold by us and certain selling shareholders.

B.    Business Overview

We are a leading global manufacturer of solar wafers, which are thin sheets of crystalline silicon material primarily used in the production of solar cells. According to Solarbuzz LLC, or Solarbuzz, an independent solar energy research firm, we are one of the largest wafer manufacturers globally based on wafer manufacturing capacity in 2007. Our customers include some of the leading global manufacturers of solar cells and modules, such as JA Solar Co., Ltd., Motech Industries Inc., Solarfun Power Holding Ltd. and Suntech Power Co., Ltd.

Historically, we focused on manufacturing monocrystalline wafers and have accumulated extensive experience and expertise in developing and using monocrystalline wafer production technologies. In 2005 and 2006, we offered 125 mm by 125 mm monocrystalline wafers with a thickness of 220 microns. In late 2006, we introduced 125 mm by 125 mm monocrystalline wafers with a thickness of 200 microns. We now also offer 156 mm by 156 mm monocrystalline wafers with a thickness of 200 microns. By the end of the first quarter of 2008, we were able to offer both sizes of monocrystalline wafers with a thickness of 180 microns. Furthermore, we began manufacturing 156 mm by 156 mm multicrystalline wafers with a thickness of 220 microns in the third quarter of 2007. By the end of the first quarter of 2008, we were able to reduce the thickness of multicrystalline wafers to 200 microns. Monocrystalline cells are made from monocrystalline wafers. Solar power products that use monocrystalline cells generally yield higher conversion efficiencies. On the other hand, multicrystalline wafers are less expensive to produce and have less stringent raw material requirements. With our production of multicrystalline wafers, we expect to realize cost synergies by utilizing some of the silicon materials reclaimable from our monocrystalline wafer production process.

We possess one of the largest solar wafer manufacturing plants in China based on production capacity as of December 31, 2007. As of December 31, 2007, we had annual ingot manufacturing capacity of approximately 378 MW, consisting of monocrystalline ingot manufacturing capacity of approximately 218 MW and multicrystalline ingot manufacturing capacity of approximately 160 MW, and solar wafer manufacturing capacity of approximately 305 MW. To further capitalize on rising global demand for solar wafers, we intend to increase our annual ingot manufacturing capacity to approximately 645 MW, consisting of monocrystalline ingot manufacturing capacity of approximately 325 MW and multicrystalline ingot manufacturing capacity of approximately 320 MW, and our solar wafer manufacturing capacity to approximately 585 MW by the end of 2008. By the end of 2009, we plan to expand our annual ingot manufacturing capacity to approximately 1,000 MW, consisting of monocrystalline ingot manufacturing capacity of approximately 325 MW and multicrystalline ingot manufacturing capacity of approximately 675 MW, and solar our wafer manufacturing capacity to approximately 1,000 MW. However, we cannot assure you that we will achieve our 2008 and 2009 expansion plan. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our dependence on a limited number of third-party suppliers for key manufacturing equipment could prevent us from timely fulfillment of customer orders and successful execution of our expansion plans.”

By using proprietary technologies, processes and know-how, we manufacture solar wafers from a wide range of silicon raw materials, including reclaimable raw materials such as broken wafers and broken cells that are difficult to process but less expensive than other reclaimable silicon raw materials. We believe this affords us significant advantages over many of our competitors who rely substantially on virgin polysilicon sourced from the spot market and reclaimable silicon raw materials that are easier to process but more expensive. Our solar wafers are comparable in quality and performance to those made from solar-grade virgin polysilicon because of our use of a high percentage of semiconductor-grade reclaimable silicon materials and our proven process technologies.

We believe we are well positioned to address the challenges presented by the current industry-wide shortage of silicon raw materials. In addition to entering into longer term polysilicon supply contracts and establishing extensive global network of suppliers with dedicated procurement personnel in China, the United States and Singapore to facilitate close contact with our suppliers, we have also taken steps to expand into upstream polysilicon manufacturing in order to enhance our competitive advantage as a low-cost producer and to secure a reliable long-term supply of feedstock.

We have grown rapidly since we began manufacturing solar products in 2005. Our net revenues increased significantly from $5.1 million in 2005 to $84.4 million in 2006 and to $249.0 million in 2007. Our income from operations increased from $0.6 million in 2005 to $22.2 million in 2006 and to $43.4 million in 2007. Our net income increased from $1.2 million in 2005 to $25.3 million in 2006 and to $42.9 million in 2007.

Our Products

We develop, manufacture and sell solar wafers, which are thin sheets of crystalline silicon material primarily made by slicing monocrystalline or multicrystalline ingots. We offer monocrystalline wafers and multicrystalline wafers of various sizes and thicknesses, and we believe we are one of the few wafer manufacturers in China capable of slicing wafers with a thickness less than 200 microns on a large scale. We also offer ingot and wafer processing services to certain customers.

Manufacturing

The manufacture of solar wafers can be divided into three main steps:

•	treatment of reclaimable silicon raw materials;

•	ingot production; and

•	wafer slicing.

Treatment of Reclaimable Silicon Raw Materials

We produce solar wafers using a wide range of silicon raw materials, including reclaimable silicon raw materials, in the form of partially-processed and broken wafers, broken solar cells, pot scrap, silicon powder, ingot tops and tails and other off-cuts. We primarily use semiconductor-grade reclaimable silicon. Using our proprietary technologies and experience in recycling and using reclaimable silicon, we produce solar wafers with quality and performance characteristics comparable to those made from solar-grade virgin polysilicon.

We began recycling reclaimable silicon raw materials in July 2005, and we believe that we were one of the first manufacturers in China to process reclaimable silicon raw materials for solar wafer production. We have established large-scale and cost-efficient silicon recycling operations.

First, we test and sort reclaimable silicon raw materials based on their technical properties. Our employees use our self-designed hand-held testing devices to efficiently sort reclaimable silicon raw materials by testing their resistivity. We also use our self-developed solvent to quickly categorize different kinds of reclaimable silicon raw materials according to their electrical properties.

We then remove the impurities from the reclaimable silicon raw materials through mechanical grinding, chemical etching and ultrasonic cleaning. A substantial portion of our reclaimable silicon raw materials feedstock is derived from different types of scrap wafers that cost significantly less but require more intensive processing than other types of reclaimable silicon raw materials. After cleaning, the usable reclaimed silicon raw materials are mixed using our proprietary formula. Our ability to remove impurities from the reclaimable silicon materials we purchase and our formula for mixing different types of recycled silicon raw materials are critical to the production of high-quality silicon ingots.

Ingot Production

To produce monocrystalline ingots, we place reclaimed silicon raw materials into a quartz crucible in a furnace, where the silicon is melted. Then, a thin crystal seed is dipped into the molten silicon to determine the crystal orientation. The seed is rotated and then slowly extracted from the molten silicon to form a single crystal as the molten silicon and crucible cool. Once the single crystals have been grown to pre-determined specifications, they are surface-ground to produce ingots. The uniform properties of a single crystal promote the conductivity of electrons, thus yielding higher conversion efficiencies. We have developed a proprietary method for producing more ingots in one heating and cooling cycle by adding silicon raw materials during the melting process. This innovation enables us to increase our yield of ingots, reduce electricity cost and enhance the utilization rate of furnaces and consumables, such as crucibles. A total of 226 monocrystalline furnaces were installed by the end of 2007.

In the third quarter of 2007, we installed our first 10 multicrystalline furnaces and began trial production of multicrystalline ingots. By the end of 2007, a total of 32 multicrystalline furnaces were installed on schedule. To produce multicrystalline ingots, the molten silicon is changed into a block through a casting process in the multicrystalline furnaces. Crystallization starts by gradually cooling the crucibles in order to create multicrystalline ingot blocks. The resulting ingot blocks consist of multiple smaller crystals as opposed to the single crystal of a monocrystalline ingot. Compared to a monocrystalline furnace, more silicon raw materials can be placed into a multicrystalline furnace, which shortens the ingot production cycle. As a result, the output of a multicrystalline furnace is higher than that of a monocrystalline furnace.

Wafer Slicing

After the ingots are inspected, monocrystalline ingots are squared by squaring machines. Through high-precision cutting techniques, the squared ingots are then sliced into wafers by wire saws using steel wires and silicon carbon powder. After insertion into frames, the wafers are cleaned to remove debris from the previous processes and then dried. Finally, the wafers are inspected before they are packed in boxes and shipped to customers.

To produce multicrystalline wafers, multicrystalline ingots are first cut into pre-determined sizes. After a testing process, the multicrystalline ingots are cropped and the usable parts of the ingots are sliced into wafers by wire saws by the same high-precision cutting techniques as used for slicing monocrystalline wafers. After a cleansing and drying process, the wafers are inspected, packed and shipped.

Manufacturing Capacity

Since we commenced our manufacturing of solar wafers, we have significantly expanded our manufacturing capacity to meet the increasing demand for our solar wafers. We installed our first eight monocrystalline furnaces in September 2005. We expanded our ingot manufacturing capacity by installing 82 additional monocrystalline furnaces in 2006. As of December 31, 2007, we had 226 monocrystalline furnaces and 32 multicrystalline furnaces installed with an annual capacity of approximately 218 MW and 160 MW of monocrystalline and multicrystalline ingots, respectively. In addition, as of December 31, 2007, we had 77 wire saws with an annual slicing capacity of 305 MW of solar wafers. We are still in the process of arranging for additional power supply for the operation of several of our newly installed equipment. We purchased monocrystalline furnaces from China, multicrystalline furnaces from Germany and wire saws from overseas, including Japan and Switzerland. We possess one of the largest solar wafer manufacturing plants in China based on production capacity as of December 31, 2007.

In 2006 and 2007, we had ingot and wafer manufacturing output of approximately 38.9 MW and 125.6 MW, respectively, including ingots and wafers that were processed in connection with our processing services. In 2007, we processed 26.1 MW of ingots and wafers in connection with our processing services.

We plan to install additional furnaces and other equipment as we increase manufacturing capacity to capture market opportunities. We intend to increase our annual manufacturing capacities for monocrystalline ingots to approximately 325 MW, multicrystalline ingots to approximately 320 MW and solar wafers to approximately 585 MW by the end of 2008. By the end of 2009, we plan to expand our annual manufacturing capacities for monocrystalline ingots to approximately 325 MW, multicrystalline ingots to approximately 675 MW, and solar wafers to approximately 1,000 MW. However, we cannot assure you that we will achieve our 2008 and 2009 expansion plan. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our dependence on a limited number of third-party suppliers for key manufacturing equipment could prevent us from timely fulfillment of customer orders and successful execution of our expansion plans.” The following table sets forth the manufacturing capacities of our facilities.

Manufacturing Facilities		Annual Manufacturing Capacity as of December 31, 2007	Expected Annual Manufacturing Capacity as of December 31, 2008	Expected Annual Manufacturing Capacity as of December 31, 2009
Ingot	—Monocrystalline	218 MW	325 MW	325 MW
	—Multicrystalline	160 MW	320 MW	675 MW
Wafer		305 MW	585 MW	1,000 MW

We selectively use automation to enhance the quality and consistency of our finished products and improve efficiency in our manufacturing processes. All of our current monocrystalline furnaces and a portion of our squaring machines were purchased from Chinese and Chinese-foreign joint venture solar power equipment suppliers in order to lower our equipment procurement, transportation and installation costs. Other major equipment are sourced from overseas.

Raw Materials

The key raw material for our production is silicon feedstock. During the current industry-wide shortage of silicon raw materials, we seek to procure our raw materials from diversified sources and have established an international network of silicon raw materials suppliers. Currently, we produce solar wafers using polysilicon and reclaimable silicon raw materials.

Polysilicon are currently sourced from supplies under long-term supply contracts, some customers under processing service arrangements, and purchases from the spot market. We entered into two long-term polysilicon supply contracts in October 2007 with initial delivery in mid-2008. Linzhou Zhongsheng Semiconductor started supplying polysilicon to us since the commencement of trial production in January 2008.

Reclaimable silicon raw materials are sourced primarily from the semiconductor industry. We maintain close relationships with silicon waste management companies and trading companies. These companies generally have connections with semiconductor manufacturers and provide us with stable access to semiconductor-grade reclaimable silicon raw materials.

With respect to processing service arrangements, we secure silicon raw materials, including polysilicon and reclaimable silicon raw materials, from some of our customers and sell solar wafers to them in return. We also provide some of our customers with wafer and ingot processing services. These arrangements not only satisfy a portion of our raw material requirements and mitigate the risk of raw material price increases, but also strengthen our partnerships with customers. In 2007, we provided processing services to companies such as BP Solar and Topco Technologies Corp. In the first quarter of 2008, we provided processing services to other customers, including Suntech Power Co., Ltd. As of the date of this annual report, we have secured over 500 metric tons of silicon raw materials for 2008 under our existing contracts and purchase orders for processing services.

In 2007, we purchased a monthly average of approximately 70 metric tons of silicon raw materials. Our top five suppliers collectively accounted for over 35% of the silicon raw material supplies procured in 2006 and 2007. Desheng Energy was the only supplier that accounted for more than 10% of the silicon raw material supplies procured in 2006 and 2007. Historically, a majority of our reclaimable silicon raw materials and virgin polysilicon inventory is purchased under supply contracts with one year or shorter durations or under purchase orders.

In October 2007, we entered into a supply contract with Sichuan Yongxiang Polysilicon Co., Ltd., under which Sichuan Yongxiang Polysilicon Co., Ltd. agreed to supply 200 metric tons, 500 metric tons and 3,000 metric tons of polysilicon to us in 2008, 2009 and 2010, respectively, and an aggregate of 9,000 metric tons from 2011 to 2013, with the price tied to a percentage below the market price calculated each quarter. In October 2007, we entered into a supply contract with Daqo New Material Co., Ltd., under which Daqo New Material Co., Ltd. agreed to supply to us 150 to 200 metric tons of polysilicon in 2008 at a fixed price and 300 metric tons in 2009 and 1,500 metric tons from 2010 to 2012 with prices to be negotiated each quarter. In July 2007, we entered into a supply contract with Desheng Energy, under which Desheng Energy agreed to supply us with 240 metric tons of reclaimable silicon raw materials in 2008, with the price subject to renegotiation if the change of the market price exceeds a benchmark provided in the contract. In May 2008, the Company, Desheng Energy and Jiangxi Jingke Energy Co., Ltd., or Jingke, entered into a liability transfer agreement, under which Desheng Energy transferred all of its rights and obligations under the above supply contract to Jingke. We have also entered into other short-term supply contracts, providing for approximately 749 metric tons of silicon raw materials for 2008. In addition, we had approximately 380 tons of polysilicon feedstock in inventory as of December 31, 2007.

We expanded upstream into polysilicon manufacturing in order to secure reliable long-term raw material supplies at costs lower than raw materials purchased under long-term supply contracts or from the spot market. In August 2007, we invested in a 49% interest in Linzhou Zhongsheng Semiconductor, a polysilicon manufacturing company located in Henan Province, China in order to accumulate experience and expertise for the development and operation of the polysilicon manufacturing facility in Meishan, Sichuan Province. The first phase of the joint venture with an annualized polysilicon manufacturing capacity of 300 metric tons commenced trial production of polysilicon in January 2008 and has been supplying polysilicon to Zhejiang Yuhui. Development of the second phase with a planned annual capacity of 450 metric tons is currently under consideration. We are committed to purchasing 90% of the joint venture’s production output. Linzhou Zhongsheng Semiconductor is a variable interest entity consolidated by our company.

We started building a polysilicon manufacturing facility in Meishan, Sichuan Province, China, through our wholly-owned subsidiary Sichuan ReneSola, which was established in Sichuan Province in August 2007. This manufacturing facility is expected to become operational incrementally starting from the first half of 2009 and to have an annualized manufacturing capacity of 3,000 metric tons of polysilicon by the end of 2009. We believe that our joint venture in Linzhou will provide us with experience and expertise that will be valuable to the development, construction and operation of our new polysilicon manufacturing facility in Meishan, Sichuan Province.

We also procure a portion of our silicon raw materials directly from semiconductor manufacturers. We have dedicated procurement personnel in China, the United States and Singapore, and we believe our procurement teams’ geographic proximity to semiconductor manufacturers and polysilicon producers enables us to communicate with them in a timely manner and to readily inspect the quality and quantity of supplies before shipment.

We believe that the supply contracts we entered into prior to the date of this annual report, the inventory carried forward from 2007, the output from our joint venture in Linzhou, the raw materials secured under our processing service arrangements, and, to a lesser extent, purchases from the spot market will provide us with sufficient silicon raw material requirements for 2008. We estimate that we will require approximately 3,600 metric tons of silicon raw materials in 2009. We have entered into supplier contracts covering 845 metric tons in 2009. We plan to receive approximately 1,200 to 1,500 metric tons from in-house polysilicon production in 2009. We also estimate that approximately 1,000 metric tons will be secured through processing service arrangements in 2009. The remainder of our requirements will be purchased using short-term supply contracts or from the spot market.

Customers and Sales

We currently sell our solar wafers primarily to solar cell and module manufacturers. Our top customers include some of the global industry leaders, including JA Solar Co., Ltd., Motech Industries Inc., Solarfun Power Holding Ltd. and Suntech Power Co., Ltd. Other notable customers include Q-Cells AG and Canadian Solar Inc. We derived 67.1% and 62.3% of our sales from customers in China in 2006 and 2007, respectively. In 2006 and 2007, our top five customers collectively accounted for approximately 59.1% and 77.7%, respectively, of our total sales. Sales to each of Konca Solar Energy (Wuxi) Co., Ltd., Motech Industries Inc. and Suntech Power Co., Ltd., accounted for over 10% of our net revenues for 2006. In 2007, sales to each of Motech Industries Inc., Solarfun Power Holding Ltd. and Suntech Power Co., Ltd. accounted for over 10% of our net revenues, with sales to each of Motech Industries Inc. and Suntech Power Co., Ltd. representing over 20% of our net revenues.

In 2006 and 2007, a majority of our sales were made to companies based in Asia, primarily to leading solar cell and module companies in China and Taiwan. We will continue our focus in this region, particularly China, where many leading solar cell and module manufacturers are located. With the expansion of our capacity and the addition of larger solar wafers and multicrystalline wafers to our product portfolio, we will be able to offer a diversified selection of solar wafers to our customers to satisfy their needs.

The following table sets forth by region our total net revenues for the periods indicated:

	Year Ended December 31,
	2005		2006		2007
	(in thousands, except percentages)
China	$1,365	26.8%	$56,591	67.1%	$155,015	62.3%
Taiwan	—	—	14,706	17.4	71,681	28.8
Korea	—	—	6,942	8.2	8,185	3.3
India	—	—	—	—	6,837	2.7
Rest of Asia	21	0.4	1,543	1.8	406	0.2
Germany	3,338	65.6	1,990	2.4	57	—
United States	—	—	—	—	6,744	2.7
Others	364	7.2	2,599	3.1	49	—

Total	$5,088	100.0%	$84,371	100.0%	$248,973	100.0%

A substantial portion of our sales, particularly our sales to our major customers, are made under multi-year framework contracts and multi-year sales contracts. Framework contracts typically provide for the sales volumes and price of our solar wafers for the first year, which terms are binding. The pricing terms, and sometimes the sales volumes, for subsequent years are subject to annual renegotiation. Therefore, if prices for later years cannot be determined through renegotiation, the framework contracts will be terminated or will not be performed. Multi-year sales contracts typically provide for the sales volume and price of our solar wafers for each year of the contract term. However, the pricing terms are either fixed or subject to reset in situations where the market benchmark price for solar wafers changes more than a certain percentage from the contracted price.

In addition, we have entered into one-year sales contracts with some of our customers, which provide for an agreed sales volume at a fixed price. Some of our customers also make their purchases by purchase orders. In 2007, we entered into framework contracts with JA Solar Co., Ltd., Jetion Holding Limited and Suntech Power Co., Ltd. for delivery of solar wafers starting 2008.

Under our buy-and-sell arrangements with some of our customers, we obtain silicon raw materials from these customers and sell solar wafers to them in return. The payments we make for the silicon raw materials and the payments our customers make for the solar wafers are generally settled separately, in line with market practice. Since 2006, we have also entered into wafer processing arrangements with certain customers, under which we process their silicon raw materials into ingots or wafers for a processing fee.

In November 2006, we entered into a framework contract with Motech Industries Inc., under which Motech Industries Inc. agreed to purchase 18.9 MW of monocrystalline wafers in 2007 for a fixed price. This framework contract also provides for the purchase of 28.3 MW and 42.9 MW solar wafers in 2008 and 2009, respectively, which terms are not binding as the price of solar wafers is subject to annual negotiation.

In September 2007, we entered into a framework contract with Suntech Power Co., Ltd., under which Suntech Power Co., Ltd. agreed to purchase at least 60 MW of solar wafers in 2008 with the price subject to renegotiation if the change in the market price exceeds a benchmark price provided in the contract. This framework contract also provides for the sale of at least 450 MW of solar wafers from 2009 to 2011, which terms are not binding as the price and the quantity of solar wafers are subject to annual negotiation.

In December 2007, we entered into a framework contract with JA Solar Co., Ltd., under which JA Solar Co., Ltd. agreed to purchase an aggregate of 80 MW and 520 MW of monocrystalline wafers from July 2008 to June 2010 and from July 2010 to August 2013, respectively. The prices of our solar wafers under this contract for deliveries from July 2008 to December 2009 are fixed, and the prices for subsequent deliveries are subject to renegotiation if the change in the market price exceeds a benchmark price provided in the contract.

In April 2008, we entered into multi-year sales contracts with Ningbo Solar Electric Power Co., Ltd., Eoplly New Energy Technology Co., Ltd. and Shenzhen Topray Solar Co., Ltd. Under the terms of the contracts, we will supply each customer with 105 MW of monocrystalline solar wafers over a six-year period beginning in mid-2008.

In May 2008, we entered into a multi-year sales contract with Gintech Energy Co., Ltd. Under the terms of the contract, we will supply Gintech Energy Co., Ltd. with 525 MW of monocrystalline solar wafers over a six-year period beginning in July 2008.

In June 2008, we entered into a multi-year sales contract with ARISE Technologies Deutschland GmbH, or ARISE. Under the terms of the contract, we will supply ARISE with 203.5 MW of multicrystalline solar wafers over a six-year period beginning in July 2008.

Quality Control

We apply our quality control system at each stage of our manufacturing process, from raw materials procurement to production and delivery, in order to ensure a consistent quality of our products. We conduct systematic inspections of incoming raw materials, ranging from silicon raw materials to various consumables, such as crucibles, steel wires and silicon carbon powder. We have formulated and adopted guidelines for recycling reclaimable silicon, ingot production and wafer slicing, and continue to devote efforts to developing and improving our inspection measures and standards. Prior to packaging, we conduct a final quality check to ensure that our solar wafers meet all our internal standards and customers’ specifications. We received the ISO 9001: 2000 certification for our quality assurance system for production of monocrystalline ingots and wafers, which we believe demonstrates our technological capabilities and instills customer confidence.

As of December 31, 2007, we had a dedicated team of 267 employees overseeing our quality control processes, who also work collaboratively with our sales term to provide customer support and after-sale services. We emphasize gathering customer feedback for our products and addressing customer concerns in a timely manner.

Competition

The solar power market is highly competitive and continually evolving. We expect to face increased competition, which may result in price reductions, reduced margins or loss of market share. We believe that the key competitive factors in the market for solar wafers include:

•	product quality;

•	price and cost competitiveness;

•	manufacturing technologies and efficiency;

•	strength of supplier relationships;

•	economies of scale; and

•	reputation.

Our competitors include specialized solar wafer manufacturers such as LDK Solar Co., Ltd., Jiangsu Shunda PV-Tech Co., Ltd. and Jinggong P-D Shaoxing Solar Energy Technology Co., Ltd. Our competitors also include solar wafer manufacturing divisions of large conglomerates engaging in solar wafer manufacturing such as Deutsche Solar AG, Kyocera Corporation and M. SETEK Co., Ltd. In addition, some of the polysilicon suppliers may decide to develop downstream by acquiring ingot and wafer producing capacities. Many of our competitors have a longer operating history, stronger market position, greater resources, better name recognition and better access to silicon raw materials than we do. Many of our competitors also have more established distribution networks and larger customer bases. In addition, many of our competitors are developing and are currently producing products based on alternative solar power technologies, such as thin-film technologies, that may reduce the dependence on solar wafers for use in solar power products.

We believe that the standard specifications of monocrystalline wafers used by most solar cell manufacturers are wafers in sizes of 125 mm by 125 mm and 156 mm by 156 mm. Most China-based monocrystalline wafer manufacturers offer wafers in the size of 125 mm by 125 mm. We currently offer monocrystalline wafers in sizes of both 125 mm by 125 mm and 156 mm by 156 mm. Due to the lack of sufficient market information, it is difficult for us to ascertain our competitive position vis-à-vis our competitors based on some important competitive factors. For example, conversion efficiency of solar power products is not only determined by the quality of solar wafers but is also dependent on the solar cell and module production processes and technologies. Therefore, solar wafer manufacturers usually assume the conversion efficiency of their solar wafers based on the conversion efficiency of solar cells and modules manufactured by their customers, and there is a lack of publicly available information on the conversion efficiency of the solar wafers.

Environmental Matters

We are in compliance with present environmental protection requirements and have all the necessary environmental permits to conduct our business. Our manufacturing processes generate noise, waste water, gaseous wastes and other industrial wastes. We have installed various types of anti-pollution equipment at our premises to reduce, treat, and, where feasible, recycle the wastes generated in our manufacturing process. We outsource the treatment of some of our wastes to third-party contractors. Our operations are subject to regulation and periodic monitoring by local environmental protection authorities.

Insurance

We maintain property insurance policies with insurance companies covering our equipment, facilities, buildings and building improvements. These insurance policies cover losses due to fire, explosion, flood and a wide range of other natural disasters. Insurance coverage for our properties and inventory in China amounted to approximately RMB400.9 million ($54.9 million) as of December 31, 2007. We do not maintain product liability insurance or business interruption insurance. We consider our insurance coverage to be in line with other manufacturing companies of similar size in China.

Regulation

Renewable Energy Law and Other Government Directives

In February 2005, China enacted its Renewable Energy Law, which became effective on January 1, 2006. The Renewable Energy Law sets forth policies to encourage the development and use of solar energy and other non-fossil energy. The renewable energy law sets out the national policy to encourage and support the use of solar and other renewable energy and the use of on-grid generation. It also authorizes the relevant pricing authorities to set favorable prices for the purchase of electricity generated by solar and other renewable power generation systems.

The law also sets out the national policy to encourage the installation and use of solar energy water-heating systems, solar energy heating and cooling systems, solar photovoltaic systems and other solar energy utilization systems. It also provides the general principles regarding financial incentives for the development of renewable energy projects. The projects, as listed in the renewable energy industry development guidance catalogue, may obtain preferential loans from financial institutions and can enjoy tax preferences. The State Council is authorized to stipulate the specific tax preferential treatments. However, so far, no rule has been issued by the State Council pertaining to this matter. In January 2006, China’s National Development and Reform Commission promulgated two implementation directives of the Renewable Energy Law. These directives set out specific measures in setting prices for electricity generated by solar and other renewal power generation systems and in sharing additional expenses occurred. The directives further allocate the administrative and supervisory authorities among different government agencies at the national and provincial levels and stipulate the responsibilities of electricity grid companies and power generation companies with respect to the implementation of the Renewable Energy Law.

China’s Ministry of Construction also issued a directive in June 2005, which seeks to expand the use of solar energy in residential and commercial buildings and encourages the increased application of solar energy in different townships. In addition, the State Council promulgated a directive in July 2005, which sets out specific measures to conserve energy resources.

Environmental Regulations

We are subject to a variety of governmental regulations related to environmental protection. The major environmental regulations applicable to us include the Environmental Protection Law of PRC, the Law of PRC on the Prevention and Control of Water Pollution, Implementation Rules of the Law of PRC on the Prevention and Control of Water Pollution, the Law of PRC on the Prevention and Control of Air Pollution, the Law of PRC on the Prevention and Control of Solid Waste Pollution, and the Law of PRC on the Prevention and Control of Noise Pollution.

We are in compliance with present environmental protection requirements and have all necessary environmental permits to conduct our business. Our operations are subject to regulation and periodic monitoring by local environmental protection authorities.

Restriction on Foreign Ownership

The principal regulation governing foreign ownership of solar power businesses in the PRC is the Foreign Investment Industrial Guidance Catalogue issued by PRC National Development and Reform Commission and PRC Ministry of Commerce, effective as of December 1, 2007, or the Catalogue 2007. However, the Catalogue 2007 is a replacement of the Foreign Investment Industrial Guidance Catalogue effective as of January 1, 2005, or the Catalogue 2005. Both Catalogue 2005 and Catalogue 2007 classify the various industries into four categories: encouraged, permitted, restricted and prohibited. Foreign invested companies categorized as “encouraged” are entitled to preferential treatment by the PRC government authorities, including exemption from tariffs on equipment imported for its own use. As confirmed by government authorities, Zhejiang Yuhui was categorized in the “encouraged” industry under Catalogue 2005. Although it is uncertain whether Zhejiang Yuhui will be categorized in the “encouraged” industry under Catalogue 2007, Catalogue 2005 shall still apply for the investment projects approved before the effective date of Catalogue 2007.

Tax

PRC enterprise income tax is calculated primarily on the basis of taxable income determined under PRC accounting principles. As a foreign-invested enterprise in a manufacturing business, Zhejiang Yuhui is entitled to a two-year exemption from enterprise income tax starting from its first profitable year of operation, which is 2005, and a 50% deduction for the succeeding three years, which are 2007, 2008 and 2009. To enjoy the above preferential treatment, the authorized operation duration of Zhejiang Yuhui shall be no less than 10 years.

In March 2007, the National People’s Congress of China enacted a new Enterprise Income Tax Law, which became effective on January 1, 2008. The new tax law imposes a unified income tax rate of 25% on all domestic enterprises and foreign-invested enterprises unless they qualify under certain limited exceptions. Under the new tax law, Zhejiang Yuhui is subject to a state enterprise income tax rate of 25% as of January 1, 2008. In addition, enterprises that were established and already enjoyed preferential tax treatment before March 16, 2007 will continue to enjoy the original preferential tax exemption or reduction until the expiration of the specified terms, except that the relevant exemption or reduction starts from January 1, 2008, if the first profitable year for the relevant enterprise is later than January 1, 2008. Therefore, Zhejiang Yuhui will continue to be entitled to the above preferential tax exemption and reduction it currently enjoys during such transition period.

Zhejiang Yuhui increased its registered capital from $1.5 million to $16.5 million in April 2006, to $28.5 million in September 2006, $45.0 million in January 2007 and $102.5 million in August 2007. According to relevant PRC tax regulations, it is entitled to full exemption from enterprise income tax for the two years starting from its first profitable year of operation with respect to the income attributable to operations funded by the increased capital and a 50% deduction in income taxes for the following three years, upon written approval from the tax authority. Since our capital increase from $45.0 million to $102.5 million was registered after March 16, 2007, we have received an approval from the PRC tax authority that income derived from this registered capital increase will receive preferential tax treatment until December 31, 2007. However, since the new Enterprise Income Tax Law was only recently enacted, there remains uncertainty as to whether we can maintain the preferential tax treatment for income derived from some of our registered capital increases.

In addition, although the approval letter we received from the PRC tax authority has indicated that income derived from Zhejiang Yuhui’s capital increase from $45.0 million to $102.5 million can only enjoy preferential tax treatment before December 31, 2007, in practice we have paid tax on income derived from such capital increase at the rate of 12.5% after January 1, 2008, which is 50% of the statutory tax rate. The tax authority may request us to make a supplementary tax payment on our income which have been paid at the rate of 12.5% and also request that we pay tax at the rate of 25% in the future.

Under the Provisional Regulation of China on Value Added Tax and its implementing rules, all entities and individuals engaged in the sale of goods, the provision of processing, repairs and replacement services, and the importation of goods into China are generally required to pay Value Added Tax, or VAT, at a rate of 17.0% of the gross sales proceeds received, less any deductible VAT already paid or borne by the taxpayer. Further, when exporting goods, the exporter is entitled to a partial or full refund of VAT that it has already paid or borne. Accordingly, we are subject to a 17.0% VAT with respect to our sales of solar wafers in China. Historically, we were entitled to a 13% refund on VAT that we had already paid or borne with respect to our export of solar wafers. However, as of July 1, 2007, the VAT refund is reduced to 5%, which materially affects our export of solar wafers. Imported raw materials that are used for manufacturing export products and are deposited in bonded warehouses are exempt from import VAT.

Waste Importation Regulations

We frequently import reclaimable silicon raw materials. China has established a regime regulating the import of waste materials into China. The major laws and regulations include the Law of the People’s Republic of China on Prevention of Environmental Pollution Caused by Solid Waste and the Provisional Measures on the Prevention of Environmental Pollution Regarding Import of Waste Materials. Under these laws and regulations, waste materials are categorized as “permitted,” “restricted” or “prohibited.” If certain imported material is recognized as waste material and is not categorized as “permitted” or “restricted,” it generally will be deemed as “prohibited” for import. The prohibited waste materials are not allowed to be imported into China. The import of restricted waste material is subject to the approval of relevant authorities, including environmental protection authorities. In addition, the General Administration of Environmental Protection of the PRC, the Ministry of Commerce of the PRC, the National Development and Reform Commission, the China Customs General Administration, and the General Administration of Quality, Supervision and Quarantine of the PRC recently promulgated the following three categories: (i) Category of Importation Prohibited Solid Wastes; (ii) Category of Importation Restricted Solid Wastes That May Be Used As Raw Materials; and (iii) Category of Importation Permitted Solid Wastes That May Be Used As Raw Materials. The reclaimable silicon we imported does not fall into any of these categories.

According to the advice of our PRC counsel, Boss & Young, and our consultation with relevant governmental authorities, it is unclear whether reclaimable silicon we use will be regarded as waste materials and thus become subject to the waste importation regulations. Currently, relevant PRC local customs allow the import of reclaimable silicon. However, we were informed that new rules may be issued to clarify the classification of imported reclaimable silicon. It is uncertain when the new rules will be issued and we cannot predict how the reclaimable silicon we use will be categorized. If it is categorized as “restricted” or “prohibited” waste material, then we may be unable to import reclaimable silicon raw materials in sufficient quantities to support our production, or at all.

Regulation of Foreign Currency Exchange and Dividend Distribution

Foreign Currency Exchange. The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations (1996), as amended, and the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996). Under these regulations, Renminbi are freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for most capital account items, such as direct investment, loan, repatriation of investment and investment in securities outside China without the prior approval of the SAFE or its local counterparts. In addition, any loans to our operating subsidiaries in China, which are foreign-invested enterprises, cannot, in the aggregate, exceed the difference between their respective approved total investment amount and their respective approved registered capital amount. Furthermore, any foreign loan must be registered with the SAFE or its local counterparts for the loan to be effective. Any increase in the amount of the total investment and registered capital must be approved by the PRC Ministry of Commerce or its local counterpart. We may not be able to obtain these government approvals or registrations on a timely basis, if at all, which could result in a delay in the process of making these loans.

The dividends paid by a subsidiary to its shareholder are deemed shareholder income and are taxable in China. Pursuant to the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), foreign-invested enterprises in China may purchase or remit foreign exchange, subject to a cap pre-approved by the SAFE, for settlement of current account transactions without the approval of the SAFE. Foreign exchange transactions under the capital account are still subject to limitations and require approvals from, or registration with, the SAFE and other relevant PRC governmental authorities.

Dividend Distribution. The principal regulations governing the distribution of dividends by foreign-invested entities include the Foreign Investment Enterprise Law (1986), as amended, and the Administrative Rules under the Foreign Investment Enterprise Law (2001).

Under these regulations, foreign-invested enterprises in China may pay dividends only out of their retained profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, foreign-invested enterprises in China are required to allocate at least 10% of their respective retained profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends.

Notice 75. On October 21, 2005, the SAFE issued Notice 75, which became effective as of November 1, 2005. According to Notice 75, prior registration with the local SAFE branch is required for PRC residents to establish or to control an offshore company for the purposes of financing that offshore company with assets or equity interests in an onshore enterprise located in the PRC. An amendment to registration or filing with the local SAFE branch by such PRC resident is also required for the injection of equity interests or assets of an onshore enterprise in the offshore company or overseas funds raised by such offshore company, or any other material change involving a change in the capital of the offshore company.

Moreover, Notice 75 applies retroactively. As a result, PRC residents who have established or acquired control of offshore companies that have made onshore investments in the PRC in the past are required to complete the relevant registration procedures with the local SAFE branch by March 31, 2006. Under the relevant rules, failure to comply with the registration procedures set forth in Notice 75 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the increase of its registered capital, the payment of dividends and other distributions to its offshore parent or affiliate and capital inflow from the offshore entity, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations.

PRC residents who control our company are required to register with the SAFE in connection with their investments in us. If we use our equity interest to purchase the assets or equity interest of a PRC company owned by PRC residents in the future, such PRC residents will be subject to the registration procedures described in Notice 75.

New M&A Regulations and Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, CSRC and SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rule, which became effective on September 8, 2006. This New M&A Rule, among other things, includes provisions that purport to require that an offshore special purpose vehicle formed for purposes of overseas listing of equity interests in PRC companies and controlled directly or indirectly by PRC companies or individuals obtain the approval of CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

On September 21, 2006, CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. The CSRC approval procedures require the filing of a number of documents with the CSRC and it would take several months to complete the approval process. The application of this new PRC regulation remains unclear with no consensus currently existing among leading PRC law firms regarding the scope of the applicability of the CSRC approval requirement.

Our PRC counsel, Boss & Young, has advised us that, based on their understanding of the current PRC laws and regulations as well as the procedures announced on September 21, 2006:

•	CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like our follow-on offering are subject to this new procedure; and

•

In spite of the above, given that we have completed our restructuring and established an offshore holding structure before September 8, 2006, the effective date of the new regulation, this regulation does not require that an application be submitted to CSRC for its approval of the listing and trading of our ADSs on the New York Stock Exchange, unless we are clearly required to do so by possible later CSRC rules.

Intellectual Property Rights

Patent

The PRC has domestic laws for the protection of rights in copyrights, patents, trademarks and trade secrets. The PRC is also a signatory to all of the world’s major intellectual property conventions, including:

•	Convention establishing the World Intellectual Property Organization (WIPO Convention) (June 4, 1980);

•	Paris Convention for the Protection of Industrial Property (March 19, 1985);

•	Patent Cooperation Treaty (January 1, 1994); and

•	The Agreement on Trade-Related Aspects of Intellectual Property Rights (TRIPs) (November 11, 2001).

Patents in the PRC are governed by the China Patent Law (March 12, 1984), as amended and its Implementing Regulations (January 19, 1985), as amended.

The PRC is signatory to the Paris Convention for the Protection of Industrial Property, in accordance with which any person who has duly filed an application for a patent in one signatory country shall enjoy, for the purposes of filing in the other countries, a right of priority during the period fixed in the convention (12 months for inventions and utility models, and 6 months for industrial designs).

The China Patent Law covers three kinds of patents, namely, patents for inventions, utility models and designs. The Chinese patent system adopts the principle of first to file. This means that, where multiple patent applications are filed for the same invention, a patent will be granted only to the party that filed its application first. Consistent with international practice, the PRC only allows the patenting of inventions or utility models that possess the characteristics of novelty, inventiveness and practical applicability. For a design to be patentable, it should not be identical with or similar to any design which has been publicly disclosed in publications in the country or abroad before the date of filing or has been publicly used in the country before the date of filing, and should not be in conflict with any prior right of another.

PRC law provides that anyone wishing to exploit the patent of another must conclude a written licensing contract with the patent holder and pay the patent holder a fee. One rather broad exception to this, however, is where a party possesses the means to exploit a patent for inventions or utility models but cannot obtain a license from the patent holder on reasonable terms and in a reasonable period of time, the PRC State Intellectual Property Office (SIPO) is authorized to grant a compulsory license. A compulsory license can also be granted where a national emergency or any extraordinary state of affairs occurs or where the public interest so requires. No compulsory license, however, has been granted by the SIPO up to now. The patent holder may appeal such decision within three months from receiving notification by filing a suit in a People’s Court.

PRC law defines patent infringement as the exploitation of a patent without the authorization of the patent holder. A patent holder who believes his patent is being infringed may file a civil suit or file a complaint with a local PRC Intellectual Property Administrative Authority, which may order the infringer to stop the infringing acts. A preliminary injunction may be issued by the People’s Court upon the patentee’s or the interested parties’ request before instituting any legal proceedings or during the proceedings. Evidence preservation and property preservation measures are also available both before and during the litigation. Damages in the case of patent infringement is calculated as either the loss suffered by the patent holder arising from the infringement or the benefit gained by the infringer from the infringement. If it is difficult to ascertain damages in this manner, damages may be determined with reference to the license fee under a contractual license.

Trademark

The PRC Trademark Law, adopted in 1982 and revised in 2001, with its implementation rules adopted in 2002, protects registered trademarks. The Trademark Office of the State Administration of Industry and Commerce, or SAIC, handles trademark registrations and grants trademark registrations for a term of ten years.

C.    Organizational Structure

We currently conduct our business through the following subsidiaries:

•	Zhejiang Yuhui, our principal operating company in China;

•

ReneSola America Inc., or ReneSola America, which was incorporated in the State of Delaware, the United States, in November 2006 to facilitate our procurement of silicon raw materials in North America;

•

ReneSola Singapore Pte Ltd., which was incorporated in Singapore in March 2007 to facilitate our procurement of silicon raw materials in Southeast Asia and hold our investment in the Malaysian subsidiary;

•	ReneSola (Malaysia) SDN. BHD., in which we hold a 51% equity interest since July 2007, was incorporated in Malaysia in February 2007 to process reclaimable silicon for Zhejiang Yuhui; and

•	Sichuan ReneSola, which was established in Sichuan Province, China in August 2007 to engage in the production of raw materials.

In addition, in August 2007, we invested in a 49% interest in Linzhou Zhongsheng Semiconductor, a polysilicon manufacturing company located in Henan Province, China. Zhongsheng Steel invested 51% in the joint venture in the form of equipment, factory premises and land use rights.

The following diagram illustrates our current corporate structure:

D.    Property, Plants and Equipment

Facilities

We conduct our research, development and manufacturing of solar wafers at our facilities in Jiashan, China, where we occupy a site area of approximately 183,000 square meters as of December 31, 2007. On this site, there are completed manufacturing facilities and office premises occupying an area of approximately 105,000 square meters and additional manufacturing facilities, office premises and dormitories under construction occupying an area of 78,000 square meters. We are in the process of acquiring the right to use a parcel of land adjacent to the current site in Jiashan measuring 32,000 square meters, which we plan to use for future expansion. Except as noted otherwise, we own the facilities completed and under construction and own the right to use the relevant land for the durations described below (including capacities and major equipment):

Facility No.	Construction Area (square meters)	Duration of Land Use Right	Products	Annual Capacities as of December 31, 2007	Expected Annual Manufacturing Capacities as of December 31, 2008	Expected Annual Manufacturing Capacities as of December 31, 2009	Major Equipment
1	36,000	January 2007 to November 2053 (a plot of 22,000 square meters); May 2006 to November 2053 (a plot of 18,000 square meters); and October 2006 to October 2056 (a plot of 23,000 square meters)	monocrystalline ingots monocrystalline wafers	165 MW 165 MW	165 MW 165 MW	165 MW 198 MW	Monocrystalline Furnaces(1) NTC Wire Saws

2	25,000	January 2007 to December 2056	multicrystalline ingots	160 MW	320 MW	360 MW	ALD Multicrystalline Furnaces

			multicrystalline wafers	140 MW	300 MW	320 MW	Meyer Burger Wire Saws

Facility No.	Construction Area (square meters)		Duration of Land Use Right	Products	Annual Manufacturing Capacities as of December 31, 2007	Expected Annual Manufacturing Capacities as of December 31, 2008	Expected Annual Manufacturing Capacities as of December 31, 2009	Major Equipment
3	*		July 2007 to July 2057	monocrystalline ingots	53 MW	160 MT	160 MW	Monocrystalline Furnaces(2)

				monocrystalline wafers	—	120 MW	200 MW	Meyer Burger Wire Saws

4	*	*	May 2008 to April 2058	multicrystalline ingots	—	—	360 MW	ALD Multicrystalline Furnaces

				multicrystalline wafers	—	—	360 MW	HCT Wire Saws and Meyer Burger Wire Saws

5	5,611		3 year lease from September 2007 to September 2010 with option to extend for another 3 years	reclaimable silicon	1,000 MT	1,000 MT	1,000 MT	Recycling Equipment(3)

6	75,000	(4)	—	virgin polysilicon	—	—	3,000 MT	Deposition reactors, rectifying tower and hydrogenation reactor

(1)	Manufactured by Beijing Oriental Keyun Crystal Technologies Co., Ltd. for producing ingots in sizes of 6-inch and 8-inch in diameter, each with a capacity of 0.8 to 0.9 MW per year.
(2)	Manufactured by Shanghai Hanhong Precision Machinery Co., Ltd., a subsidiary of Ferrotec Corporation, for producing ingots in the size of 8-inch in diameter, each with a capacity of 1.3 to 1.4 MW per year.
(3)	Payment has not been completed under progressive billing scheme. We expect full ownership of the plant by the end of 2008.
(4)	This is an estimated figure. The facility is still under construction, and the construction plan has not been finalized as the date of this annual report.
*	The construction of the facilities was completed and construction completion inspection was done in January 2008.
**	The facilities will be constructed on a parcel of land of approximately 63,000 square meters.

We believe that our existing facilities, together with our facilities under construction, are adequate for our expansion plan in 2008 and 2009.

ITEM 4B. UNRESOLVED	STAFF COMMENTS

None.

ITEM 5. OPERATING	AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this annual report on Form 20-F.

A.    Operating Results

Overview

We are a leading global manufacturer of solar wafers, which are the principal component of solar cells. We have historically focused on manufacturing monocrystalline wafers. As part of our expansion plan, we commenced the production of multicrystalline wafers in the third quarter of 2007. As of December 31, 2007, we had annual ingot manufacturing capacity of approximately 378 MW, consisting of monocrystalline ingot manufacturing capacity of approximately 218 MW and multicrystalline ingot manufacturing capacity of approximately 160 MW, and solar wafer manufacturing capacity of approximately 305 MW. To further capitalize on rising global demand for solar wafers, we intend to increase our annual ingot manufacturing capacity to approximately 645 MW, consisting of monocrystalline ingot manufacturing capacity of approximately 325 MW and multicrystalline ingot manufacturing capacity of approximately 320 MW, and our wafer manufacturing capacity to approximately 585 MW by the end of 2008. By the end of 2009, we plan to expand our annual ingot manufacturing capacity to approximately 1,000 MW, consisting of monocrystalline ingot manufacturing capacity of approximately 325 MW and multicrystalline ingot manufacturing capacity of approximately 675 MW, and our wafer manufacturing capacity to approximately 1,000 MW.

We have grown rapidly since we began manufacturing solar wafers and related products in 2005. Our net revenues increased significantly from $5.1 million in 2005 to $84.4 million in 2006 and to 249.0 million in 2007. Our income from operations increased from $0.6 million in 2005 to $22.2 million in 2006 and to 43.4 million in 2007. Our net income increased from $1.2 million in 2005 to $25.3 million in 2006 and to 42.9 million in 2007.

Our growth is driven by the expected increasing demand for solar power products, our ability to increase our manufacturing capacity and production output, and our ability to improve operational efficiency. The solar power industry is currently facing an industry-wide shortage of virgin polysilicon, the principal raw material for making solar wafers. To address this shortage, we produce solar wafers from a wide range of silicon raw materials, including reclaimable raw materials such as broken wafers and broken cells that are difficult to process but are less expensive than other reclaimable silicon raw materials. We also began producing our own polysilicon through a joint venture in Linzhou Zhongsheng Semiconductor in Linzhou, Henan Province, China and started building a polysilicon manufacturing facility in Meishan, Sichuan Province, China, through our wholly-owned subsidiary Sichuan ReneSola. We have developed proprietary technologies, processes and know-how, which enable us to produce cost-effectively solar wafers comparable in quality and performance to those made from solar-grade virgin polysilicon. We believe that the supply contracts we entered into prior to the date of this annual report, the inventory carried forward from 2007, the output from our joint venture in Linzhou, the raw materials secured under our processing service arrangements and, to a lesser extent, purchases from the spot market will provide us with sufficient silicon raw material requirements estimated for 2008.

Industry demand

The solar power market has grown significantly over the past decade. According to Solarbuzz, the global solar power market, as measured by annual solar power system installed capacities, grew at a compound annual growth rate, or CAGR, of 47.4% from 598 MW in 2003 to 2,826 MW in 2007. In one of Solarbuzz’s forecasts, annual solar power system installed capacities may further increase to 9,917 MW in 2012, and solar power industry revenue may increase from $17.2 billion in 2007 to $39.5 billion in 2012, which we believe is driven largely by surging market demand, rising product prices and government initiatives.

As solar wafer manufacturing capacity and output currently lag the manufacturing capacity and output of solar cell and module manufacturers, we expect our leading position as a solar wafer manufacturer will help us capture the significant expansion opportunities for upstream manufacturers provided by the market.

Our manufacturing capacity

We have rapidly expanded our manufacturing capacity since we began the production of solar wafers. As of December 31, 2005 and 2006, we had an annual silicon ingot manufacturing capacity of 14 MW and 80 MW, respectively. As of December 31, 2007, we had annual monocrystalline and multicrystalline ingot manufacturing capacities of approximately 218 MW and 160 MW, respectively, and solar wafer manufacturing capacity of approximately 305 MW. During the second quarter of 2007, a number of our monocrystalline furnaces were temporarily shut down for upgrades to produce larger wafers, which resulted in an output lower than what we had planned for the quarter. Furthermore, the implementation of our plan to manufacture multicrystalline wafers was also delayed due to the late delivery of crucibles. In the third quarter of 2007, we began the production of multicrystalline ingots. We intend to increase our annual manufacturing capacities for monocrystalline ingots to approximately 325 MW, multicrystalline ingots to approximately 320 MW and solar wafers to approximately 585 MW by the end of 2008. By the end of 2009, we plan to expand our annual ingot manufacturing capacity to approximately 1,000 MW, consisting of monocrystalline ingot manufacturing capacity of approximately 325 MW and multicrystalline ingot manufacturing capacity of approximately 675 MW, and our wafer manufacturing capacity to approximately 1,000 MW. However, we cannot assure you that we will achieve our 2008 and 2009 expansion plan. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our dependence on a limited number of third-party suppliers for key manufacturing equipment could prevent us from timely fulfillment of customer orders and successful execution of our expansion plans.” We believe the economies of scale resulting from our increasing manufacturing capacity have enhanced, and will continue to enhance, our cost structure and manufacturing efficiency.

Availability and price of silicon raw materials

Virgin polysilicon and reclaimable silicon are the primary raw materials used to make crystalline silicon solar wafers. The increase in demand for solar power products has led to an industry-wide silicon shortage and significant price increases in virgin polysilicon in recent years. To address this shortage, we manufacture solar wafers from a wide range of silicon raw materials, including reclaimable raw materials such as broken wafers and broken cells that are difficult to process but are less expensive than other reclaimable silicon raw materials. We have developed proprietary technologies, processes and know-how to facilitate the processing of various types of broken wafers and cells that can be purchased at significantly lower costs than virgin polysilicon and other types of reclaimable silicon raw materials. As a result, we believe we enjoy cost advantage over many competitors that rely on virgin polysilicon and reclaimable silicon raw materials that are easy to process and are purchased from the spot market. However, as more wafer manufacturers utilize reclaimable silicon raw materials, the prices of reclaimable silicon raw materials have also increased over the past few years. We currently source virgin polysilicon from customers under processing services, in-house production, short-term and spot purchases and purchase reclaimable silicon raw materials from waste management companies and trading companies that have connections with semiconductor manufacturers. We also procure a portion of our silicon raw materials directly from semiconductor manufacturers, and plan to enhance our relationships with them.

We rely on a combination of supply contracts, framework supply contracts with our suppliers and in-house polysilicon production in order to secure a steady supply of raw materials. With the exception of a few contracts, our supply contracts generally have fixed quantity and fixed price. Our framework supply contracts provide for fixed quantity, but the pricing terms are subject to negotiations. Under the framework supply contracts, a purchase order is generally issued for each shipment of products. See “Item 4. Information on the Company— B. Business Overview—Raw Materials” for more details on the recent supply agreements we entered into.

Moreover, we secure silicon raw materials from some of our customers and sell solar wafers or ingots to them in return. We also provide some of our customers with wafer and ingot processing services. These agreements not only enhance the utilization rate of our manufacturing capacity and mitigate the risk of raw material price increases, they also strengthen our strategic partnerships with customers. We also source a portion of our silicon raw materials from the spot market from time to time depending on the price and our requirement.

Over the last few years, the prices of reclaimable silicon raw materials and virgin polysilicon have increased, which resulted in a material increase in our cost of revenues. For delivery of silicon raw materials in 2008, some of the agreements stipulate a fixed price below the current spot price, whereas other agreements stipulate a price at a percentage below the market price calculated on a periodic basis. Depending on the increase in the price of silicon raw materials in 2008, our cost of revenues may increase at a rate higher than our historical trend as a result of some of our contracts that are priced in accordance with the spot market where the increase in our prices of wafer products is lower than the increase in our cost of revenues.

To facilitate our access to virgin polysilicon, in August 2007, we and Zhongsheng Steel established Linzhou Zhongsheng Semiconductor, a joint venture to engage in virgin polysilicon production in Linzhou, Henan Province, China. Up to February 2008, we paid approximately RMB102.9 million ($13.9 million) in cash for a 49% interest. For the 51% interest in the joint venture, Zhongsheng Steel contributed approximately RMB146.8 million ($19.8 million) in the form of equipment, factory premises and land use rights. The first phase of the joint venture with an annualized polysilicon manufacturing capacity of 300 metric tons commenced trial production of polysilicon in January 2008 and has been supplying polysilicon to Zhejiang Yuhui. Development of the second phase with a planned annual capacity of 450 metric tons is currently under consideration. We are committed to purchasing 90% of the joint venture’s production output, which is expected to provide up to 10% of our silicon raw material requirements in 2008. Zhongsheng Steel is entitled to appoint three directors, while we are entitled to appoint two directors, the general manager and the finance manager. Linzhou Zhongsheng Semiconductor is treated as a variable interest entity and is consolidated by our company.

We also started building a polysilicon manufacturing facility in Meishan, Sichuan Province, China, through our wholly-owned subsidiary, Sichuan ReneSola, which was established in Sichuan Province in August 2007. This manufacturing facility is expected to become operational incrementally starting from the first half of 2009 and to have an annualized manufacturing capacity of 3,000 metric tons of polysilicon by the end of 2009. We believe that our joint venture in Linzhou will provide us with experience and expertise that will be valuable to the development, construction and operation of our new polysilicon manufacturing facility in Meishan, Sichuan Province.

In line with ReneSola’s strong commitment to maintaining environmentally responsible business practices, the joint venture in Henan Province has met the environmental protection standards set by the government and is equipped to recycle silicon tetrachloride. The polysilicon project in Meishan, Sichuan Province will utilize proven, high-end equipment with fully closed loop systems to recycle and convert waste into products that can be reused in the production process.

Advancement in process technologies

Advancement in our process technologies is important to our financial performance as it improves production yield, reduces manufacturing costs and enhances the quality and performance of our products. We have developed advanced processes for sorting, cleaning and testing reclaimable silicon, which enable us to process a wide range of reclaimable silicon raw materials that are difficult to process and are less expensive. Our experience in using reclaimable silicon raw materials, particularly semiconductor-grade silicon raw materials, enables us to produce silicon ingots and solar wafers comparable in quality and performance to those made from solar-grade virgin polysilicon. We have also developed other proprietary technologies in our wafer manufacturing processes. For example, we are able to produce more monocrystalline ingots by adding silicon raw materials in the furnaces after each production cycle without waiting for the furnaces to cool. This innovation enables us to increase the yield of our ingots, reduce electricity costs and enhance the utilization rate of our furnaces and consumables, such as crucibles. Our advanced technologies for using silicon powder to produce ingots expands the range of reclaimable silicon raw materials for our production. Furthermore, we have customized our manufacturing equipment and trained our employees to enhance our product quality and manufacturing efficiency while maintaining relatively low production costs.

Product pricing

Our wafer prices are based on a variety of factors, including silicon raw material costs, supply and demand conditions globally, the quality of our wafers, and the terms of our customer contracts, including sales volumes and the terms on which certain customers supply us with silicon raw materials under buy-and-sell arrangements. In 2005, 2006, 2007 and 2008, the average selling price of our wafers increased due to strong demand. We expect wafer prices to decline in the next few years due to increased production efficiencies, expected increases in global polysilicon supplies, declines in polysilicon prices and increased wafer manufacturing capacity in our industry.

Product mix

Our historical financial results were also affected by changes in our product mix. We initially sold solar wafers in return for solar cells that were assembled into solar modules, which we sold in 2005 and the first quarter of 2006. Solar modules, as finished products, command a higher price than that of wafers, which are components. As we do not have solar cell manufacturing capabilities, we incurred processing fees by outsourcing the processing of wafers into solar cells, which were included in our cost of revenues. In April 2006, we discontinued the sale of solar modules, which faced increasing margin pressures, to strategically focus on our production and sale of solar wafers. We also sold ingots when our ingot manufacturing capacity was larger than our wafer slicing capacity.

In 2005 and 2006, we offered 125 mm by 125 mm monocrystalline wafers with a thickness of 220 microns. In late 2006, we introduced 125 mm by 125 mm monocrystalline wafers with a thickness of 200 microns. We now also offer 156 mm by 156 mm monocrystalline wafers with a thickness of 200 microns. By the end of the first quarter of 2008, we were able to offer both sizes of monocrystalline wafers with a thickness of 180 microns. Furthermore, we began manufacturing 156 mm by 156 mm multicrystalline wafers with a thickness of 220 microns in the third quarter of 2007. By the end of the first quarter of 2008, we were able to reduce the thickness of multicrystalline wafers to 200 microns. Although multicrystalline wafers generally command a lower price than monocrystalline wafers of a comparable size because of lower conversion efficiencies of solar cells made from them, they also cost less to produce per watt and have less stringent raw material requirements. With the addition of larger solar wafers and multicrystalline wafers to our product portfolio, we will be able to offer our customers with diversified solar wafers to satisfy their needs.

Gross margin

Our gross margin is affected by changes in our net revenues and cost of revenues. Our net revenues are determined by the average selling prices of our products, as well as MW of products that we are able to sell. Our cost of revenues is affected by our ability to manage raw material costs and to efficiently manage our manufacturing process. Our gross margin increased from 27.7% in 2005 to 29.3% in 2006. The increase was primarily due to our increased wafer production, which has a higher margin, and discontinuance of module production, which had a lower margin. Our gross margin decreased from 29.3% in 2006 to 21.5% in 2007. The decrease was primarily due to the increase in silicon raw material prices. We were able to alleviate some of the pressure on our gross margin by:

•	increasing production yield by efficiently utilizing silicon consumption, enhancing process technologies and improving labor skills;

•	controlling raw material costs through sourcing of reclaimable silicon raw materials from strengthened international procurement network; and

•	reducing processing fees paid to third parties after our commencement of in-house wafer-slicing operations in the third quarter of 2006.

We expect that raw material costs will continue to increase, which may lead to a decline in our gross margin over the next two quarters. We cannot assure you that the decline would not be material. See “Item 3. Key

Information—D. Risk Factors—Risks Related To Our Business—The current industry-wide shortage of silicon raw materials could constrain our revenue growth and decrease our gross margins and profitability.”

Net Revenues

We derive revenue primarily from the sale of solar wafers. To focus on the production and sale of solar wafers, we discontinued the sale of solar modules in April 2006. We also sold solar cells in 2005 and 2006 and silicon raw materials in 2006 and 2007 to meet our liquidity needs. In 2005, 2006 and 2007, we also derived a portion of our revenues from the sale of ingots, when our ingot manufacturing capacity was larger than our wafer slicing capacity. In 2006, a portion of our revenues related to our disposition of solar cells after we discontinued the sale of solar modules. In 2006 and 2007, we also generated processing services revenues by processing some of our customers’ silicon raw materials into silicon ingots or solar wafers. Set forth below is the breakdown of our net revenues by product and service, in absolute amount and as a percentage of total net revenues, for the periods indicated.

	Year Ended December 31,
	2005		2006		2007
	(in thousands except percentages)
Revenue by products:
Solar wafers	$21	0.4%	$56,219	66.6%	$226,552	91.0%
Solar modules	3,919	77.0	2,176	2.6	—	—
Ingots	803	15.8	13,764	16.3	1,255	0.5
Solar cells	345	6.8	2,840	3.4	—	—
Other materials	—	—	3,516	4.2	3,475	1.4
Processing services	—	—	5,855	6.9	17,691	7.1

Total	$5,088	100.0%	$84,371	100.0%	$248,973	100.0%

Our net revenues derived from product sales are net of Value Added Tax, sales returns and exchanges. Factors affecting our net revenues derived from product sales include our unit sales volume and average selling prices. We increased sales of our solar wafers in 2006 and 2007 due to strong market demand and increased production output. We discontinued the sale of solar modules in April 2006 to focus on upstream solar power products as we believed our solar module business would face increased competition and margin pressure. Selling prices of our solar power products increased overall in 2006 from 2005 primarily due to increases in silicon raw material costs. Selling prices of our solar wafers increased sequentially from quarter to quarter in 2007 to meet robust demand of our wafer products.

A substantial portion of our sales, particularly our sales to our major customers, including JA Solar Co., Ltd., Motech Industries Inc., Solarfun Power Holding Ltd. and Suntech Power Co., Ltd., are made under multi-year framework contracts or multi-year sales contracts. Framework contracts typically provide for the sales volumes and price of our solar wafers for the first year, which terms are binding. The pricing terms, and sometimes the sales volumes, for subsequent years are subject to annual renegotiation. Therefore, if prices for later years cannot be determined through renegotiation, the framework contracts will be terminated or will not be performed. Multi-year sales contracts typically provide for the sales volume and price of our solar wafers for each year of the contract term. However, the pricing terms are either fixed or subject to reset in situations where the market benchmark price for solar wafers changes more than a certain percentage from the contracted price. In addition, we have entered into one-year sales contracts with some of our customers which provide for an agreed sales volume at a fixed price. Compared to spot sales contracts, we believe our framework contracts and sales contracts not only provide us with better visibility into future revenues, but also help us enhance relationships with our customers. Generally the prices of our solar wafers are determined near the end of the previous year or at the time when the contracts or framework contracts are entered into. In 2005, 2006 and 2007, our sales contracts and framework contracts typically required our customers to make a prepayment depending on the credit status of our customers, market demand and the term of the contracts, with the remaining price to be paid within a short period after shipment.

In 2005, 2006 and 2007, our top five customers collectively accounted for 62.1%, 59.1% and 77.7%, respectively, of our net revenues. Sales to each of Konca Solar Energy (Wuxi) Co., Ltd., Motech Industries Inc. and Suntech Power Co., Ltd. accounted for over 10% of our net revenues in 2006. In 2007, sales to each of Motech Industries Inc., Solarfun Power Holding Ltd. and Suntech Power Co., Ltd. accounted for over 10% of our net revenues. Our largest customers have changed from 2005 to 2006, primarily because we discontinued the sale of solar modules in 2006. Our largest customers remain unchanged from 2006 to 2007. Changes in our product mix have also resulted in changes in our geographical market concentration from year to year. For example, our sales to Europe decreased substantially in 2006 as we discontinued the sale of solar modules, the primary customers of which are based in Europe. Moreover, we entered into a contract to sell 18.9 MW of solar wafers in 2007 to Motech Industries Inc. with deliveries on a monthly basis. Accordingly, Motech Industries Inc. accounted for 23.5% of our net revenues in 2007. We determine the geographical market of our net sales based on the immediate destination of our shipped goods. The following table sets forth the breakdown of our net revenues by geographic market, in absolute amount and as a percentage of total net revenues, for the periods indicated.

	Year Ended December 31,
	2005		2006		2007
	(in thousands, except percentages)
China	$1,365	26.8%	$56,591	67.1%	$155,015	62.3%
Taiwan	—	—	14,706	17.4	71,681	28.8
Korea	—	—	6,942	8.2	8,185	3.3
India	—	—	—	—	6,837	2.7
Rest of Asia	21	0.4	1,543	1.8	406	0.2
Germany	3,338	65.6	1,990	2.4	57	—
United States	—	—	—	—	6,744	2.7
Others	364	7.2	2,599	3.1	48	—

Total	$5,088	100.0%	$84,371	100.0%	$248,973	100.0%

Cost of Revenues

Our cost of revenues consists primarily of costs for:

•	virgin polysilicon and reclaimable silicon raw materials which include part-processed and broken wafers, broken solar cells, pot scrap, silicon powder, ingot tops and tails, and other off-cuts;

•	consumables, including crucibles, steel sawing wires, chemicals and packaging materials;

•	direct labor costs, including salaries and benefits for our manufacturing personnel;

•	overhead costs, including equipment maintenance and utilities such as electricity and water used in manufacturing;

•	depreciation of manufacturing facilities and equipment; and

•	warranty costs.

All the above costs increased from 2005 to 2006 and 2007, as we expanded our manufacturing capacity and increased our sales volume. The increase in our silicon raw materials costs was attributable to increases in the prices of silicon raw materials and purchase volume from 2005 to 2006 and 2007, as well as a change in raw material mix in 2007 during which we purchased higher quality raw materials.

In 2005 and 2006, our cost of revenues included provisions for warranties in respect to our solar modules. We sold solar modules until April 2006 typically with a warranty for minimum power output of up to 20 years following the date of sale. We also provided a warranty for our solar modules against defects in materials and workmanship for a period of two years from the date of sale. We accrued warranty costs generated from solar module sales of approximately $41,000, $22,000 and nil in 2005, 2006 and 2007, respectively. We determine our warranty costs based on several factors. See “—Critical Accounting Policies—Warranty.” We do not provide similar warranty for our solar wafers.

Operating Expenses

Our operating expenses include sales and marketing expenses, general and administrative expenses and research and development expenses.

Sales and marketing expenses

Sales and marketing expenses consist primarily of salaries, bonuses and benefits for our sales personnel, commission paid to our sales agents, expenses for attending industrial exhibitions and other sales and marketing expenses.

We expect our selling expenses to increase in the near term as we increase our sales efforts, hire additional sales personnel, and target new markets and initiate additional marketing programs to build our brand. However, because most of our wafers are sold under arrangements where our customers bear the transportation costs, absent other factors, we do not expect sales and marketing expenses to increase at a proportionate rate with increases in net revenues. Accordingly, as a result of economies of scale, sales and marketing expenses, as a percentage of net revenues, may decrease with increased sales.

General and administrative expenses

General and administrative expenses consist primarily of salaries, bonuses and benefits for our administrative and management personnel, consulting and professional service fees, travel, and related costs of our administrative and management personnel. In 2006 and 2007, we recognized share-based compensation expenses in connection with share awards to certain members of our management. In 2007, our general and administrative expenses increased due primarily to increased salaries and benefits as we hired more staff to manage our growing business, as well as expenses related to setting up our offices in Malaysia, Singapore and the United States. During the same period, we also experienced an increase in professional fees and compliance expenses as we became a public company listed on AIM. We expect our general and administrative expenses to continue to increase as we hire additional personnel and advisors and incur expenses including compliance-related costs to support our future operations as a U.S. listed public company.

Research and development expenses

Research and development expenses primarily relate to equipment and raw materials used in our research and development activities, research and development personnel costs, and other costs related to the design, development, testing and enhancement of our products and processes. We did not incur research and development expenses in 2005. In 2006 and 2007, our research and development expenses amounted to approximately $39,000 and approximately $1.1 million, respectively. We expect our research and development expenses to increase substantially in the near future as we hire more research and development personnel and devote greater resources to research and development efforts. Our research and development efforts are undertaken primarily to innovate new raw material recycling technologies, enhance our manufacturing processes, reduce manufacturing cost and enhance product performance.

Other Income and Expenses

Our other income and expenses consist primarily of interest income, interest expenses, and foreign currency exchange gains or losses.

Our interest income represents interest on our cash balances. Our interest expenses relate primarily to our short-term borrowings from banks and our convertible bonds issued in March 2007, less capitalized interest expenses to the extent they relate to our capital expenditures.

Our foreign currency exchange gain or loss results from our net exchange gains and losses on our monetary assets and liabilities denominated in foreign currencies during the relevant period. Our functional currency is Renminbi. Foreign currency transactions have been translated into functional currency at the exchange rate prevailing on the date of transactions. Foreign currency denominated monetary assets and liabilities are translated into our functional currency at exchange rates prevailing on the balance sheet date. Due to the continued appreciation of Renminbi against U.S. dollar from 2005, we incurred foreign exchange losses when we held more U.S. dollar-denominated assets than our U.S. dollar-denominated liabilities. Our reporting currency is U.S. dollar. Assets and liabilities have been translated into our reporting currency using exchange rates prevailing on the balance sheet date. Income statement items have been translated into our reporting currency using the weighted average exchange rate for the relevant periods. Translation adjustments have been reported as a component of accumulated other comprehensive income in the consolidated balance sheets. In 2005, we had foreign currency exchange gain of approximately $2,000. In 2006 and 2007, we had a foreign exchange loss of $0.4 million and $4.0 million, respectively.

We also recognized other income and expenses from the disposal of fixed assets and cash incentives received from the PRC government to support the solar power industry.

Taxation

Under the current laws of the British Virgin Islands, we are not subject to any income or capital gains tax. Additionally, dividend payments made by us are not subject to any withholding tax in the British Virgin Islands.

Prior to January 1, 2008, under PRC laws and regulations, a company established in China was typically subject to a state enterprise income tax rate of 30% and a local enterprise income tax rate of 3% on its taxable income. PRC laws and regulations also provide foreign-invested enterprises established in certain areas in the PRC with preferential tax treatment.

Zhejiang Yuhui, a foreign-invested enterprise engaged in manufacturing and established in Jiashan, which is within a coastal economic zone, was entitled to a preferential state enterprise income tax rate of 24% and a preferential local enterprise income tax of 2.4%, or an aggregate 26.4% tax rate, prior to January 1, 2008. As a foreign-invested enterprise in a manufacturing business with an authorized term of operation of more than ten years, Zhejiang Yuhui is entitled to a two-year exemption from enterprise income tax starting from its first profitable year of operation, which is 2005, and a 50% deduction for the succeeding three years, which are 2007, 2008 and 2009. Accordingly, Zhejiang Yuhui was qualified for a preferential enterprise income tax rate of 13.2% for 2007.

In March 2007, however, the National People’s Congress of China enacted a new Enterprise Income Tax Law, which became effective on January 1, 2008. The new tax law imposes a unified income tax rate of 25% on all domestic enterprises and foreign-invested enterprises unless they qualify under certain limited exceptions. Under the new tax law, Zhejiang Yuhui is subject to a state enterprise income tax rate of 25% as of January 1, 2008. In addition, enterprises that were established and already enjoyed preferential tax treatment before March 16, 2007 will continue to enjoy the original preferential tax exemptions or reductions until the expiration of the specified terms, except that the relevant exemption or reduction starts from January 1, 2008, if the first profitable year for the relevant enterprise is later than January 1, 2008. Therefore, Zhejiang Yuhui will continue to enjoy the above preferential tax exemption and reduction during such transition period.

Zhejiang Yuhui increased its registered capital from $1.5 million to $16.5 million in April 2006, $28.5 million in September 2006, $45.0 million in January 2007 and $102.5 million in August 2007. According to relevant PRC tax regulations, it is entitled to full exemption from enterprise income tax for the two years starting from its first profitable year of operation with respect to the income attributable to operations funded by the increased capital and a 50% deduction in income taxes for the following three years, upon written approval from the tax authority. Since our capital increase from $45.0 million to $102.5 million was registered after March 16,

2007, we have received an approval from the PRC tax authority that income derived from this registered capital increase will receive referential tax treatment until December 31, 2007. However, since the new Enterprise Income Tax Law was only recently enacted, there remains uncertainty as to whether we can maintain the preferential tax treatment for income derived from some of our registered capital increases.

In addition, although the approval letter we received from the PRC tax authority has indicated that income derived from Zhejiang Yuhui’s capital increase from $45.0 million to $102.5 million can only enjoy preferential tax treatment before December 31, 2007, in practice we have paid tax on income derived from such capital increase at the rate of 12.5% after January 1, 2008, which is 50% of the statutory tax rate. The tax authority may request us to make a supplementary tax payment on our income which have been paid at the rate of 12.5% and also request that we pay tax at the rate of 25% in the future.

Under the Provisional Regulation of China on Value Added Tax and its implementing rules, all entities and individuals that are engaged in the sale of goods, the provision of processing, repairs and replacement services, and the importation of goods into China are generally required to pay Value Added Tax, or VAT, at a rate of 17.0% of the gross sales proceeds received, less any deductible VAT already paid or borne by the taxpayer. Further, when exporting goods, the exporter is entitled to a refund of some or all of the VAT that it has already paid or borne. Accordingly, we are subject to 17.0% VAT with respect to our sales of solar wafers in China. Historically, we were entitled to a 13% refund of VAT that we had already paid or borne with respect to our export of solar wafers. However, as of July 1, 2007, the VAT refund is reduced to 5%, which materially affects our export of solar wafers. Imported raw materials that are used for manufacturing export products and are deposited in bonded warehouses are exempt from import VAT.

Zhejiang Yuhui was also entitled to tax credits for up to 40% of the purchase price of certain domestic equipment purchases. Such tax credits could be used to offset up to the incremental amount of Zhejiang Yuhui’s income tax compared to that of the year before such purchases, and the tax credit could be carried forward for up to seven years. This tax credit is no longer available for any purchase of PRC equipment due to the enactment of the new Enterprise Income Tax Law.

Critical Accounting Policies

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates.

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements. We believe that the following accounting policies involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates. The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this annual report.

Revenue Recognition

We recognize revenue when persuasive evidence of an arrangement with the customer exists, the product is shipped and title has passed, provided that we do not have significant post delivery obligations, the amount due from the customer is fixed or determinable and collectibility is reasonably assured. We extend credit terms only to a limited number of customers and receive cash for the majority of the sales transactions before delivery of products, which are recorded as advances from customers. For customers to whom credit terms are extended, we assess collectibility based on a number of factors, including past transaction history with the customer and creditworthiness of the customer.

We also generate revenue from processing silicon raw materials into silicon ingots or solar wafers for customers.

Warranty

We sell our module products to customers along with a warranty on the performance of solar module products at certain levels of conversion efficiency for an extended period. Our solar modules are typically sold with a 20-year warranty against specified declines in the initial minimum power generation capacity at the time of sale. We also provided warranty for our solar modules against defects in materials and workmanship for a period two years from the date of sale. We, therefore, maintain warranty reserves to cover potential liabilities that could arise from these warranties. We accrue warranty costs at the time revenues are recognized and such costs are included in our cost of revenues. Due to our limited history, we do not have a significant history of warranty claims. We determine the costs for product warranty claims based on our experience of the amount of claims made, an assessment of our competitor’s accrual history, industry-standard testing, estimates of failure rates from quality review and other assumptions that we believe to be reasonable under the circumstances.

Impairment of long-lived assets

We evaluate our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, we measure impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. We recognize an impairment loss in the event the carrying amount exceeds the estimated future cash flows attributable to such assets, measured as the difference of the assets and the fair value of the impaired assets. There was no impairment of loss of long-lived assets in any of the years presented.

Income tax

We currently have deferred tax assets mainly resulting from investment tax credit carryforwards, net operating loss carryforwards and deductible temporary differences between the tax basis of assets and liabilities and their reported amount on the financial statements, all of which are available to reduce future taxes payable. In assessing whether such deferred tax assets can be realized in the future, we need to make judgments and estimates on the ability to generate taxable income in future years. We believe that it is more likely than not that the deferred tax assets will be realized as we expect that we will generate sufficient taxable income in future.

Share-based compensation

Determining the value of our share-based compensation expenses in future periods requires the input of highly subjective assumption, including estimated forfeitures and the price volatility of the underlying shares. We grant our restricted shares at the fair value, which is the market value at the date of grant. We estimate our forfeitures based on our expectations of future retention rates, and we will prospectively revise our forfeiture rates based on actual history. Our share-based compensation cost may change based on changes to our actual forfeitures.

Prior to September 2007, we did not have a share incentive plan. We adopted a share incentive plan in September 2007 and granted options to certain directors and employees in October and November 2007. See “Item 6. Directors, Senior Management and Employees—Compensation of Directors and Executive Officers—Share Incentive Plan” and “Item 6. Directors, Senior Management and Employees—Compensation of

Directors and Executive Officers —Share Options.” Our share-based compensation expenses relating to our 2007 option grants had an adverse effect on our reported earnings for the year ended December 31, 2007 and will continue to have an adverse effect for the remaining vesting periods. Our total share-based compensation expenses relating to our 2007 option grants would be approximately $13.4 million, amortized over five years using a straight-line vesting method. Determining the value of our share-based compensation expense in future periods requires the input of subjective assumptions, including estimated forfeitures and the price volatility of the underlying shares. We estimate our forfeitures of our shares based on past employee retention rates, our expectations of future retention rates, and we will prospectively revise our forfeiture rates based on actual history. Our share compensation charges may change based on changes to our actual forfeitures. Our actual share-based compensation expenses may be materially different from our current expectations.

Inventory

Our inventory consists of raw materials, work-in-progress and finished goods. Silicon raw materials in our inventory mainly include unprocessed raw materials and scrap materials with low resistivity. We usually acquire reclaimable silicon raw materials in batches for a fixed price. Upon signing a purchase order for such materials, some of the raw materials contained within each batch may be of greater value than others and, as a result, we have implemented a process whereby the value of each batch is allocated to the various classes of raw materials contained within each batch. Specifically, the reclaimable raw materials are tested for resistivity on a piece-by-piece basis and are allocated into one of three different classes of raw materials: “waste,” having no future value; “scrap,” having low resistivity but some future alternative uses; and “qualified,” being ready for immediate use. The total purchase price for a given batch is then allocated based on these categories as follows: waste—zero; scrap—market value; and qualified—the residual amount of the fixed price of the batch. Our work-in-progress mainly includes qualified silicon raw materials that are being used as feedstock for ingot production and ingots. As of December 31, 2007, our inventory contains $63.6 million of unprocessed reclaimable raw materials, $2.3 million of scrap raw materials with low resistivity, $15.0 million of qualified raw materials and $29.7 million of ingots, wafers and other materials in inventory.

Our scrap raw material inventory was approximately $0.9 million and $2.3 million as of December 31, 2006 and 2007, respectively. The market value of these materials is primarily based upon a limited number of sales transactions and reference to an independent website containing estimated values for comparable scrap raw materials.

We state inventory at the lower of cost or market value. Cost is determined by the first-in-first-out method. Cost comprises direct materials, direct labor and those overhead costs that have been incurred in bringing the inventories to their present location and conditions. Adjustments are recorded to write down the cost of obsolete and excess inventory to the estimated market value based on historical and forecast demand. We wrote down approximately $13 million of such inventory and relocated the equal amount to our cost of revenues in 2007.

Internal Control over Financial Reporting

During the preparation and external audit of our consolidated financial statements for the year ended December 31, 2007, we identified a material weakness and certain deficiencies in our internal control over financial reporting, as defined in the standards established by the U.S. Public Company Accounting Oversight Board. The material weakness identified related to our failure to apply, or failure to apply in a consistent manner, certain aspects of accounting policies and procedure, such as inadequate formal documentation on the control procedures on the financial reporting of some subsidiaries and joint venture entity and inadequate control procedures to identify and apply relevant accounting to non-routine transactions.

We are in the process of implementing a number of measures to address the material weakness and deficiencies that have been identified, including: (i) improve our accounting manual by incorporating U.S. GAAP requirements, (ii) enhance the implementation of our accounting manual and other control procedures and enhance the documentation of the procedures and their implementation, (iii) engage an advisory firm to advise us on compliance with requirements of Sarbanes-Oxley Act, (iv) establish an internal control department and hire an internal control director and an internal audit manager to assist in our internal control compliance efforts. We are working to complete these measures, although our success will depend upon the availability of appropriate candidates for financial controller and internal audit manager positions in the market place.

Selected Quarterly Results of Operations

The following table presents our unaudited consolidated quarterly results of operations for the eight quarterly periods ended December 31, 2007. You should read the following table in conjunction with our audited consolidated financial statements and related notes included elsewhere in this annual report. We have prepared the unaudited consolidated quarterly financial information on the same basis as our audited consolidated financial statements. This unaudited consolidated financial information includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair representation of our financial position and operating results for the quarters presented. Because our business is relatively new, our operating results for any particular quarter are not necessarily indicative of our future results. Furthermore, our quarterly operating results may fluctuate from period to period based on changes in customer demand and the seasonality of consumer spending and industry demand for solar power products. For additional risks, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business.”

	For the Three Months Ended
	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006	March 31, 2007	June 30, 2007	September 30, 2007	December 31, 2007
	(in thousands)
Net revenues	$8,285	$15,758	$28,057	$32,272	$35,916	$44,471	$72,540	$96,046
Cost of revenues	5,981	10,891	19,380	23,394	27,764	34,521	56,765	76,427

Gross profit	2,304	4,867	8,677	8,878	8,152	9,950	15,775	19,619

Operating expenses:
Sales and marketing	104	100	47	85	149	114	152	169
General and administrative	148	417	952	766	1,058	1,707	2,354	3,635
Research and development	11	11	6	11	63	100	82	898
Other general expense (income)	(22)	8	(141)	(14)	(57)	(32)	(246)	(83)

Total operating expenses	241	536	864	848	1,213	1,889	2,342	4,619
Income from operation	2,063	4,330	7,812	8,030	6,939	8,061	13,433	15,000
Interest income	1	5	143	162	60	1,094	551	229
Interest expenses	(19)	(84)	(174)	(53)	(176)	(1,161)	(1,484)	(1,690)

Foreign exchange gain (loss)	(7)	(2)	232	141	(63)	(2,241)	(569)	(1,174)

Income before income tax	2,038	4,249	8,013	8,280	6,760	5,753	11,931	12,365
Income tax benefit	241	510	946	1,023	22	155	808	5,171
Minority interest	—	—	—	—	—	—	37	65

Net income attributable to equity holders	$2,279	$4,760	$8,959	$9,303	$6,781	$5,908	$12,776	$17,471

Solar products shipped (in MW)(1)(2)	3.3 (1)	7.7	13.1	15.4	15.4	22.1	36.4	50.6
Total solar wafers shipped (in MW)(3)	1.9	5.0	8.3	10.8	13.7	18.9	29.3	36.7
Average selling price ($/W)(4)	2.01	2.11	2.19	2.18	2.21	2.22	2.30	2.37

(1)	Includes 0.5 MW of solar modules shipped.
(2)	Includes solar wafers shipped, solar wafers shipped from processing services and ingots shipped.

(3)	Excludes solar wafers shipped from processing services.
(4)	Calculated based on net revenues attributable to solar wafer shipped divided by solar wafers shipped during such period.

For the eight quarters ended December 31, 2007, our net revenues grew quarter on quarter, primarily as a result of continued growth in the sale of our solar wafers and related products driven by strong market demand for solar wafers and the expansion of our manufacturing capacity. Our cost of revenue also increased from quarter to quarter to reflect an increase in production output and an increase in cost of silicon raw materials.

Our gross profit increased from quarter to quarter, except for the first quarter of 2007, which decrease was due primarily to an increase in the price of silicon raw materials. Our gross margin declined from the fourth quarter of 2006 to the fourth quarter of 2007, as compared with the previous quarters, reflecting a significant increase in the cost of silicon raw materials primarily due to higher raw material prices although the average selling prices for our wafers increased during the same period. The impact of the increase in the cost of silicon raw materials was partially offset by the effects of (i) increasing production yield by efficiently utilizing silicon consumption, enhancing process technologies and improving labor skills. (ii) controlling raw material costs through sourcing of reclaimable silicon raw materials from strengthened international procurement network and (iii) reduction of processing fees paid to third parties after our commencement of in-house wafer-slicing operations in the third quarter of 2006.

Our income from operations increased from quarter to quarter, in line with our gross profit trend, except for the first quarter of 2007. On the non-operating expenses, our interest expenses increased in 2007 as a result of our issuance of convertible bonds in March 2007 and incurrence of more short-term and long-term borrowings in 2007. We also experienced a significant foreign exchange loss in the second quarter of 2007 primarily due to the appreciation of the Renminbi against the U.S. dollar and our holding of large amounts of cash denominated in U.S. dollar as a result of issuance of convertible bonds.

Our net income increased from quarter to quarter, in line with our gross profit trend, except for the first and second quarters of 2007, which decreases were partly due to increases in interest expenses and foreign exchange losses.

Results of Operations

The following table sets forth a summary, for the periods indicated, of our consolidated results of operations with each item expressed as a percentage of our total net revenues.

	Year Ended December 31,
	2005		2006		2007
	(in thousands, except percentages)
Net revenues:
Product sales	$5,088	100.0%	$78,515	93.1%	$231,282	92.9%
Processing services	—	0.0	5,856	6.9	17,691	7.1

Total net revenues	5,088	100.0	84,371	100.0	248,973	100.0
Cost of revenues:
Product sales	(3,677)	(72.3)	(57,141)	(67.7)	(184,292)	(74.0)
Processing services	—	—	(2,505)	(3.0)	(11,185)	(4.5)

Total cost of revenues	(3,677)	(72.3)	(59,646)	(70.7)	(195,477)	(78.5)

Gross profit	1,411	27.7	24,725	29.3	53,496	21.5

Operating expenses:
Sales and marketing	(210)	(4.1)	(335)	(0.4)	(584)	(0.2)
General and administrative	(356)	(7.0)	(2,285)	(2.6)	(8,754)	(3.5)
Research and development	—	—	(39)	0.0	(1,143)	(0.5)
Other general (expenses) income	(243)	(4.8)	169	0.2	418	0.2

Total operating expenses	809	15.9	2,490	3.0	10,063	4.0

Income from operations	602	11.8	22,235	26.4	43,433	17.4
Interest income	1	—	312	0.4	1,934	0.8
Interest expenses	(27)	(0.5)	(331)	(0.4)	(4,512)	(1.8)
Foreign exchange gain (loss)	(2)	—	364	0.4	(4,047)	(1.6)

Income before income tax	574	11.3	22,580	26.8	36,808	14.8
Income tax benefit	617	12.1	2,721	3.2	6,155	2.5
Minority interest	—	—	—	—	27	—

Net income attributable to equity holders	$1,191	23.4%	$25,301	30.0%	$42,936	17.2%

Year Ended December 31, 2006 Compared to Year Ended December 31, 2007

Net revenues. Our net revenues increased significantly from $84.4 million in 2006 to $249.0 million in 2007 due primarily to an increase in solar wafer sales. We discontinued the sale of solar modules in April 2006 to focus on the production and sale of solar wafers. We built up our wafer slicing capacity in 2006 and increased our annual manufacturing capacity of solar ingots to 378 MW as of December 31, 2007, which contributed to our significant revenue growth. As a result, our revenues generated from the sale of solar wafers increased from approximately $56.0 million in 2006 to $226.6 million in 2007, and our revenues derived from the sale of modules decreased from $2.2 million in 2006 to nil in 2007. We sold 26.0 MW and 98.6 MW of solar wafers in 2006 and 2007, respectively. We sold 0.5 MW and nil of solar modules in 2006 and 2007, respectively.

In 2006 and 2007, we derived a portion of our revenues from the sale of ingots, when our ingot manufacturing capacity was larger than our wafer slicing capacity. Our revenues generated from the sale of ingots decreased from $13.8 million in 2006 to $1.3 million in 2007 as we built up our wafer slicing capability. We also generated revenues of $2.8 million from sale of solar cells in 2006 in connection with the purchase and sale of solar cells and the disposal of our solar cell inventories after we discontinued the sale of solar modules in April 2006. Our revenues generated from sale of silicon raw materials was $3.5 million in 2007.

In 2006 and 2007, $5.9 million and $17.7 million of our net revenues were generated from processing silicon raw materials into solar ingots or solar wafers for customers. This increase is primarily due to increased demand from customers for such processing services.

Cost of revenues. Our cost of revenues increased from $59.6 million in 2006 to $195.5 million in 2007. Our reclaimable silicon raw material costs increased significantly due primarily to increases in silicon raw material prices and purchased volume, as well as a change in raw material mix as we purchased higher quality raw materials. In 2007, our average silicon cost per watt increased approximately 37.7% compared to the cost in 2006. Our costs of consumables, overhead costs, labor costs and depreciation also increased due to increased sales and processing services.

Gross profit. Our gross profit increased by $28.8 million from $24.7 million in 2006 to $53.5 million in 2007. Our gross margin decreased from 29.3% in 2006 to 21.5% in 2007, primarily due to increases in the cost of reclaimable silicon raw materials as described above while prices of our wafers remained relatively stable. The impact of the increase in the cost of raw materials was offset in part by our efforts to (i) increasing production yield by efficiently utilizing silicon consumption, enhancing process technologies and improving labor skills.(ii) controlling raw material costs through sourcing of reclaimable silicon raw materials from strengthened international procurement network, (iii) reduction of processing fees paid to third parties after our commencement of in-house wafer-slicing operations in the third quarter of 2006, and (iv) higher average selling prices of our wafer products (from $2.16 in 2006 to $2.30 in 2007) due to strong demand for our wafer products.

Sales and marketing expenses. Sales and marketing expenses increased from $0.3 million in 2006 to $0.6 million in 2007. The increase in sales and marketing expenses was primarily attributable to an increase in expenses for attending industrial exhibitions and advertising and promotion expenses and an increase in sales and marketing personnel as we expanded our wafer business. As a percentage of net revenues, sales and marketing expenses decreased from 0.4% in 2006 to 0.2% in 2007 primarily due to our increased scale, a decrease in commissions paid to sales agents because we engaged in more direct sales and a decrease in warranty costs as we discontinued the sale of solar modules in April 2006.

General and administrative expenses. General and administrative expenses increased from $2.3 million in 2006 to $8.8 million in 2007. The increase in our general and administrative expenses was primarily attributable to increased salaries, bonuses and benefits as we hired more staff to manage the manufacture and sale of multicrystalline wafers and our growing business, and our professional fees and compliance expenses increased as we became a public company listed on AIM. As a percentage of net revenues, general and administrative expenses increased from 2.7% in 2006 to 3.5% in 2007.

Research and development expenses. Research and development expenses increased from $39,000 in 2006 to approximately $1.1 million in 2007. The increase in our research and development expenses in 2007 included increases in salaries and benefits of our research and development employees, chemicals and other materials used in our research and development activities and depreciation of relevant equipment.

Interest income and expenses. Our interest income was $0.3 million in 2006 compared to $1.9 million in 2007. Our cash balances increased in 2007 compared to 2006, primarily due to the net proceeds we received from our issuance of convertible bonds, part of which were placed in interest-bearing deposit accounts. Our interest expenses increased from $0.3 million in 2006 to $4.5 million in 2007 primarily as a result of increased short-term and long-term borrowings and increased borrowing costs to finance equipment purchases, construction of plants and the working capital requirements of our growing business, as well as interests on our convertible bonds issued in March 2007.

Foreign exchange gain (loss), net. We recognized a foreign exchange loss of $4.0 million in 2007, compared to a foreign exchange gain of $0.4 million in 2006. Our foreign exchange loss in 2007 was primarily due to the appreciation of the Renminbi against the U.S. dollar and increases in our U.S. dollar denominated assets, such as cash and cash equivalents and advances to suppliers. Our foreign exchange gain in 2006 was primarily due to the appreciation of Renminbi against the U.S. dollar and increases in our U.S. dollar dominated liabilities, such as advance from customers.

Income tax benefit. Our income tax benefit decreased from $2.7 million in 2006 to $6.2 million in 2007, primarily due to the utilization of tax credit carryforwards to offset the income tax of the current period and the increase in our deferred tax liabilities.

Net income. As a result of the foregoing, our net income increased from $25.3 million, or 30.0% of net revenues, in 2006 to $42.9 million, or 17.2% of net revenues, in 2007.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2006

Net revenues. Our net revenues increased significantly from $5.1 million in 2005 to $84.3 million in 2006. We commenced our production of solar wafers and modules in the second half of 2005 and sold solar modules in 2005 and the first quarter of 2006. We discontinued the sale of solar modules in April 2006 to focus on the production and sale of solar wafers. We built up our wafer slicing capacity in 2006 and increased our annual manufacturing capacity of solar wafers to 45 MW as of December 31, 2006, which contributed to our significant revenue growth. As a result, our revenues generated from the sale of solar wafers increased from approximately $21,000 in 2005 to $56.0 million in 2006, and our revenues derived from the sale of modules decreased from $3.9 million in 2005 to $2.2 million in 2006. We sold 26.0 MW of solar wafers in 2006 and 1.1 MW and 0.5 MW of solar modules in 2005 and 2006.

In 2005 and 2006, we derived a portion of our revenues from the sale of ingots, when our ingot manufacturing capacity was larger than our wafer slicing capacity. Our revenues generated from the sale of ingots increased from $0.8 million in 2005 to $13.8 million in 2006. Due to the increase in our ingot manufacturing capacity from 14 MW as of December 31, 2005 to 80 MW as of December 31, 2006 and due to the strong demand for ingots, our ingot sales increased from 0.7 MW in 2005 to 8.3 MW in 2006. We also sold some solar cells in 2005 and 2006. We sold more solar cells in 2006 compared to 2005 due to the disposal of our solar cell inventories after we discontinued the sale of solar modules in April 2006. In 2006, $5.9 million of our net revenues were generated from processing silicon raw materials into silicon ingots or solar wafers for customers.

Cost of revenues. Our cost of revenues increased from $3.7 million in 2005 to $59.6 million in 2006. Our reclaimable silicon raw material costs increased significantly due primarily to the expansion of our solar wafer manufacturing capacity and output and increase in silicon prices. Our costs of consumables, overhead costs, labor costs and depreciation also increased due to increased sales and processing services. We also incurred more processing fees in 2006 compared to 2005 as we outsourced some slicing of ingots into wafers to third party-manufacturers before our in-house capacity was fully built up.

Gross profit. Our gross profit increased by $23.3 million from $1.4 million in 2005 to $24.7 million in 2006. Our gross margin increased from 27.7% in 2005 to 29.3% in 2006, primarily due to our increased wafer production, which has higher margin, and discontinuance of module production, which has lower margin.

Sales and marketing expenses. Sales and marketing expenses increased from $0.2 million in 2005 to $0.3 million in 2006. The increase in sales and marketing expenses was primarily attributable to an increase in sales and marketing personnel as we grew our wafer business. As a percentage of net revenues, sales and marketing expenses decreased from 4.1% in 2005 to 0.4% in 2006 primarily because of our increased scale, a decrease in commissions paid to sales agents due to our enhanced relationships with customers and a decrease in warranty costs as we discontinued the sale of solar modules in April 2006.

General and administrative expenses. General and administrative expenses increased from $0.4 million in 2005 to $2.3 million in 2006. The increase in our general and administrative expenses was attributable to increases in employee salaries and benefits as we hired more staff to manage our growing business, and share-based compensation with respect to the grant of restricted shares to certain members of our management. As a percentage of net revenues, general and administrative expenses decreased from 7.0% in 2005 to 2.7% in 2006 because of our increased scale.

Research and development expenses. Research and development expenses increased from nil in 2005 to approximately $39,000 in 2006. Our research and development expenses in 2006 were primarily due to purchases of relevant equipment and chemicals used in our research and development activities.

Interest income and expenses. Our interest income was $0.3 million in 2006 compared to $1,000 in 2005. Our cash balances increased significantly in 2006, primarily due to the net proceeds we received from our AIM listing. Our interest expenses increased from $27,000 in 2005 to $0.3 million in 2006 primarily as a result of increased short-term borrowings to finance equipment purchases and the working capital requirements of our growing business.

Foreign exchange gain (loss), net. We recognized a foreign exchange loss of $2,000 in 2005 compared to a foreign exchange gain of $0.4 million in 2006. Our foreign exchange gain was due primarily to the appreciation of the Renminbi against the U.S. dollar and to increases in our U.S. dollar dominated assets, such as cash and cash equivalents and advances to suppliers, in 2006 compared to 2005.

Income tax benefit. Our income tax benefit increased from $0.6 million in 2005 to $2.7 million in 2006, primarily because of an increase in deferred tax resulting from an increase in tax credits we received for making certain equipment purchases.

Net income. As a result of the foregoing, our net income increased from $1.2 million, or 23.4% of net revenues, in 2005 to $25.3 million, or 30.0% of net revenues, in 2006.

B.    Liquidity and Capital Resources

Liquidity and Capital Resources

We have financed our operations primarily through short-term borrowings, long-term borrowings, the proceeds from our initial public offering on AIM, the proceeds from our convertible bonds offering, equity contributions by our shareholders and cash generated from operations. As of December 31, 2005, 2006 and 2007, we had $0.4 million, $9.9 million and $53.1 million, respectively, in cash and cash equivalents, and $0.7 million, $14.7 million and $89.5 million, respectively, in outstanding borrowings. In 2005, 2006 and 2007, we had bank credit facilities of $0.7 million, $15.6 million and $184.8 million, respectively, of which $0.7 million, $14.7 million and $89.5 million were drawn down. As of December 31, 2005, 2006 and 2007, nil, $0.9 million and $95.3 million were available under these facilities.

As of December 31, 2005, 2006 and 2007, we had outstanding short-term borrowings of $0.7 million, $14.7 million and $71.7 million, respectively. These short-term borrowings expire at various times throughout the year. Our short-term borrowings outstanding as of December 31, 2005, 2006 and 2007 were RMB-denominated and bore a weighted average interest rate of 7.3%, 6.0% and 6.0%, respectively. Some of our short-term borrowings are secured by our inventories, facilities and equipment. We have other short-term borrowings guaranteed by Mr. Li, our chief executive officer and director, and his wife. Furthermore, according to certain loan agreements, our operating subsidiary Zhejiang Yuhui is not permitted to pay dividends for any given year if it has no after-tax profit or any principal or interest due in that year has not been paid. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.”

As of December 31, 2007, we had outstanding long-term loans of $17.8 million. We obtained two long-term loans in RMB equivalent of approximately $2.6 million and $2.1 million in June 2007 and one long-term loan in RMB equivalent of approximately $2.0 million in July 2007 from Industrial and Commercial Bank of China. The loans were used to finance the construction of our multicrystalline wafer facilities and purchase of equipment. All of our bank loans are unsecured and have variable interest rates tied to a percentage below the applicable benchmark interest rate set by the People’s Bank of China. The loans in the amount of $2.1 million, $2.6 million and 2.0 million will be due for repayment upon maturity in 2009, 2010 and 2010, respectively. The weighted average interest rate for such loans was approximately 6.6% in 2007. See “—F. Tabular Disclosure of Contractual Obligations” for details of long-term loans we entered into after December 31, 2007.

In August 2006, we raised net proceeds of $46.3 million from share issuances in connection with our admission to AIM. We issued RMB928,700,000 U.S. Dollar Settled 1% Convertible Bonds due 2012 in March 2007. The bonds are convertible into our ordinary shares at an initial conversion price of £5.74 per share. The conversion price will be adjusted upon occurrence of certain events, including among others, issuance of our shares at a price below 95% of the current market price on the last trading day preceding the date of announcement of the terms of our offering. Current market price at a particular date is the average closing price of our AIM shares for the five consecutive trading days ending on the trading day immediately preceding such date. The bonds mature on March 26, 2012 at 105.9% of their principal amount plus accrued interest. We may redeem the bonds at any time on or after March 26, 2009, at a premium giving holders a yield of 2.125% per annum, compounded semi-annually, plus accrued interest. Holders may require us to redeem the bonds on March 26, 2010 at 103.47% of their principal amount plus accrued interest. As of December 31, 2007, the carrying value of our convertible bonds was $128.3 million.

We have significant working capital commitments because many of our suppliers of silicon raw materials require us to make prepayments in advance of shipment. Due to the industry-wide shortage of polysilicon, working capital and access to financing to allow for the purchase of silicon raw materials are critical to growing our business. Our short-term borrowings increased primarily as a result of our need to fund our expanded working capital, including advances to suppliers and increases in our inventory. Our advances to suppliers increased significantly from $1.2 million as of December 31, 2005 to $17.0 million as of December 31, 2006 and $53.7 million as of December 31, 2007 due to the significant expansion of our solar wafer manufacturing capacity and output. We expect that our inventories will continue to increase as our business grows.

We generally require customers to make prepayment before delivery. Accordingly, although our business has grown significantly, our accounts receivable only increased from $0.2 million as of December 31, 2005 to $0.7 million as of December 31, 2006 and $8.8 million as of December 31, 2007. The increase in our accounts receivable as of December 31, 2007 compared to December 31, 2006 was primarily due to a delivery of our products to one of our major customers at the end of the third quarter of 2007. The payment for this delivery has since been received. Because of the prepayment requirements that we imposed on our customers, our allowance for doubtful accounts was not significant.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2005	2006	2007
	(in thousands)
Net cash provided by (used in) operating activities	$1,082	$(15,499)	$(31,661)
Net cash used in investing activities	(2,237)	(32,205)	(118,200)
Net cash provided by financing activities	1,499	57,218	188,537
Net increase in cash and cash equivalents	364	9,458	43,275
Cash and cash equivalents at the beginning of the year	40	404	9,862
Cash and cash equivalents at the end of the year	$404	$9,862	$53,137

Operating activities

Net cash used in operating activities in 2007 was $31.7 million, primarily attributable to (i) an increase in inventories of $60.4 million as we expended substantially more cash to increase our inventories to meet production output, (ii) an increase in advances to suppliers of $34.3 million to secure raw materials for our increased production output, (iii) an increase in prepaid expenses and other current assets of $6.6 million primarily related to our entitlement to tax credits for the purchase of certain domestic equipment and our prepayment of income tax. The substantial cash outflow was offset in part by a net income of $42.9 million. Although net cash outflow is expected to continue, we are able to fund our net cash outflow from internally generated cash, existing bank facilities, proceeds from initial public offering in the US and prepayments from our customers on our wafer sales.

Net cash used in operating activities in 2006 was $15.5 million, primarily attributable to an increase in inventories of $40.6 million as we expended substantially more cash to increase our inventories to meet production output, and an increase in advances to suppliers of $15.6 million to secure raw materials for our increased production output. The substantial cash outflow was partially offset by an increase in advances from customers of $29.2 million due to increased sales and a net income of $25.3 million. Net cash provided by operating activities in 2005 was $1.1 million, partly attributable to a net income of $1.2 million, adjusted by an increase in advances from customers of $4.5 million resulting from increased sales, offset by increases in inventories of $3.2 million and advances to suppliers of $1.1 million to secure raw materials for our increased production output.

Investing activities

Net cash used in investing activities in 2007 was $118.2 million, primarily due to the construction of our wafer and ingot processing plant and the purchase of production equipment, as well as advances for the purchase of production equipment and land use rights.

Net cash used in investing activities in 2006 was $32.2 million, primarily due to building of our wafer and ingot processing plant, purchasing production equipment, including advances for the purchase of production equipment, and acquiring factory premises. Net cash used in investing activities in 2005 was $2.2 million, primarily due to building of our wafer and ingot processing plant and purchasing production equipment.

Financing activities

Net cash provided by financing activities was $188.5 million in 2007, primarily attributable to an increase in short-term and long-term borrowings of $70.9 million in 2007 and the net proceeds of $115.8 million received from our convertible bonds issued in March 2007.

Net cash provided by financing activities increased from $1.5 million in 2005 to $57.2 million in 2006. The increase was primarily attributable to an increase in short-term borrowings and the net proceeds from our initial public offering on AIM in August 2006.

Capital Expenditures

We had capital expenditures of $0.3 million, $2.2 million, $17.6 million and $101.4 million in 2004, 2005, 2006 and 2007, respectively. We had advances for purchases of property, plant and equipment of $53,000, $14.6 million and $13.1 million in 2005, 2006 and 2007, respectively. As of December 31, 2006 and 2007, commitments outstanding for purchase of property, plant and equipment were $29.6 million and $103.3 million, respectively. Our capital expenditures were used primarily to build our wafer and ingot processing plant, purchase production equipment and acquire land use rights.

We expect our capital expenditures to increase in the future as we implement a business expansion program to capture what we believe to be an attractive market opportunity in the solar wafer industry. We estimate that our capital expenditures for 2008 are approximately $375 million, of which we allocate $230 million to our Sichuan project and $145 million to capacity expansion. As of December 31, 2007, we had annual ingot manufacturing capacity of approximately 378 MW, consisting of monocrystalline ingot manufacturing capacity of approximately 218 MW and multicrystalline ingot manufacturing capacity of approximately 160 MW, and solar wafer manufacturing capacity of approximately 305 MW. By the end of 2008, we intend to increase our annual ingot manufacturing capacity to approximately 645 MW, consisting of monocrystalline ingot manufacturing capacity of approximately 325 MW and multicrystalline ingot manufacturing capacity of approximately 320 MW, and solar wafer manufacturing capacity to approximately 585 MW in order to meet the increasing demand for our solar wafers. By the end of 2009, we plan to expand our annual ingot manufacturing capacity to approximately 1,000 MW, consisting of monocrystalline ingot manufacturing capacity of 325 MW and multicrystalline ingot manufacturing capacity of approximately 675 MW, and our solar wafer manufacturing capacity to approximately 1,000 MW.

We believe that our current cash and cash equivalents, anticipated cash flows from our operations and bank borrowings, existing bank facilities and proceeds from the follow-on offering will be sufficient to meet our anticipated cash needs in 2008, including our cash needs for working capital and capital expenditures. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we have decided or may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities or borrow from lending institutions.

C.    Research and Development, Patents and Licenses, Etc.

Research and Development

We focus our research and development efforts on improving our manufacturing efficiency and the quality of our products. As of December 31, 2007, our research and development team consisted of 26 experienced researchers and engineers. In addition, some of our manufacturing employees regularly participate in our research and development programs. A part of our research and development is conducted at our solar power technology development center, which is outfitted with advanced equipment for the study of solar power.

We have developed advanced processes for sorting, cleaning, testing and treating reclaimable silicon raw materials. For example, we developed a hand-held testing device extensively used by our employees to efficiently sort reclaimable silicon raw materials by testing their resistivity and a solvent for quickly categorizing different kinds of reclaimable silicon raw materials according to their electrical properties. We have designed customized sand blasting equipment to facilitate the removal of impurities from reclaimable silicon raw materials, enabling us to recycle thin scrap wafers, which are less expensive but more difficult to utilize compared to other types of reclaimable silicon.

Our in-depth experience in using reclaimable silicon raw materials enables us to mix different types of raw materials in the right proportions to produce high-quality silicon ingots. We have also developed proprietary methods of producing more monocrystalline ingots by inserting silicon raw materials into the furnaces after each production cycle without waiting for the furnaces to cool. These innovations enable us to increase the yield of our ingots, reduce electricity costs and enhance the utilization rate of our furnaces and consumables, such as crucibles. We have also improved the structure of our monocrystalline furnaces so that they can provide more favorable heating conditions to enhance ingot production. In addition, we have developed technologies that allow us to use silicon powder to produce ingots, thereby further expanding the range of silicon raw materials for our production. We have also designed a device used for transporting solar wafers during the manufacturing process. Furthermore, we have started testing production of silicon ingots from metallurgical-grade silicon. Because there is limited research on metallurgical silicon, it is uncertain whether our development efforts will yield expected results or whether we are able to effectively use this new grade of silicon in our products.

Our developing efforts also focus on improving our wafer slicing ability by using thinner wires and higher precision techniques to slice thinner wafers.

Intellectual Property

As of the date of this annual report, we had four patents and seven pending patent applications in China. These patents and patent applications as listed below relate to the technologies utilized in our manufacturing processes. We intend to continue to assess appropriate opportunities for patent protection of critical aspects of our technologies.

Patent and Patent Applications		Status
1.	Sandblaster equipment for removing impurities from reclaimable silicon wafers	granted
2.	Portable device for sorting silicon materials	granted
3.	Reactor for recycling reclaimable silicon materials	granted
4.	Adjustable clamp for carrying silicon wafers	granted
5.	Silicon powder wafer machine	pending
6.	Feeding tube for monocrystalline furnace	pending
7.	Silicon cleaning methodology	pending
8.	Reclaimable silicon cleaning methodology	pending
9.	Chromogenic methodology for testing and sorting reclaimable silicon materials	pending
10.	Method for removing impurity from pot scrap generated from Czochralski technique	pending
11.	Chromogenic agent for testing and sorting reclaimable silicon materials	pending

We also rely on a combination of trade secrets and employee contractual protections to establish and protect our proprietary rights. We believe that many elements of our solar power products and manufacturing processes involve proprietary know-how, technology or data that are not covered by patents or patent applications, including technical processes, equipment designs, algorithms and procedures. We take security measures to protect these elements. All of our research and development personnel have entered into confidentiality agreements with us. These agreements address intellectual property protection issues and require our employees to assign to us all of the inventions, designs and technologies that they develop when utilizing our resources or when performing their employment-related duties.

We filed trademark registration applications for “ReneSola” and relevant designs with the PRC Trademark Office and U.S. Patent and Trademark Office in 2006, and with the Japan Patent Office and EU Office of Harmonization for the Internal Market in 2007.

D.    Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2007 to December 31, 2007 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.    Off-balance Sheet Arrangements

There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors, other than those discussed under “Item 5. Operating and Financial Review and Prospects—F. Tabular Disclosure of Contractual Obligations” below.

F.    Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2007:

	Payment Due by Period
	Less than
Contractual Obligations Total	Total	1 year	1-3 years	3-5 years
	(in thousands)
Long-term borrowings(1)	$20,252	$1,243	$19,009	—
Convertible bonds(1)	140,033	1,271	2,543	$136,219
Purchase obligations(2)	103,289	87,099	16,190	—
Total	$263,574	$89,613	$37,742	$136,219

(1)	Includes estimate interest payable under contract terms.
(2)	Includes commitments to purchase production equipment and payment obligations under construction contracts.

In 2007, the Company entered into multiple long-term supply contracts. Under these contracts, the Company agreed to purchase approximately 14,890 metric tons of silicon raw materials from 2008 to 2013 with prices to be determined or negotiated in future periods.

In January 2008, we obtained a loan from Bank of China of RMB120 million ($16.3 million), which is due in January 2010. This loan is secured by mortgages over some of our equipment and inventory and a guarantee provided by Mr. Li, our director and chief executive officer, and his wife. This loan has a variable interest rate adjusted on an annual basis according to the applicable benchmark interest rate set by the People’s Bank of China. We also obtained three long-term loans from Industrial and Commercial Bank of China of RMB25 million ($3.4 million) in March 2008, RMB30 million ($4.1 million) in April 2008 and RMB35 million ($4.8 million) in April 2008, which are due in March 2010, April 2010 and April 2011, respectively. These loans are secured by mortgages over some of our inventory. These loans have a variable interest rate adjusted on an annual basis according to the applicable benchmark interest rate set by the People’s Bank of China.

G.    Safe Harbor

We make “forward-looking statements” throughout this annual report, such as our expected manufacturing capacity, our estimated silicon raw material requirements for 2008 and our estimated silicon consumption rate for 2008. Whenever you read a statement that is not simply a statement of historical fact (such as when we describe what we “believe,” “expect” or “anticipate” will occur, what “will” or “could” happen, and other similar statements), you must remember that our expectations may not be correct, even though we believe that they are reasonable. We do not guarantee that the transactions and events described in this annual report will happen as described or that they will happen at all. You should read this annual report completely and with the understanding that actual future results may be materially different from what we expect. The forward-looking statements made in this annual report relate only to events as of the date on which the statements are made. We undertake no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though our situation will change in the future.

Whether actual results will conform with our expectations and predictions is subject to a number of risks and uncertainties, many of which are beyond our control, and reflect future business decisions that are subject to change. Some of the assumptions, future results and levels of performance expressed or implied in the forward-looking statements we make inevitably will not materialize, and unanticipated events may occur which will affect our results. “Part 1. Item 3. Key Information—D. Risk Factors” describes the principal contingencies and uncertainties to which we believe we are subject. You should not place undue reliance on these forward-looking statements.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Martin Bloom	56	Chairman, Independent Director
Xianshou Li	39	Director and Chief Executive Officer
Yuncai Wu	40	Director and Vice President
Jing Wang	60	Independent Director
Binghua Huang(1)	65	Director and Chief Technology Officer
Charles Xiaoshu Bai	47	Chief Financial Officer
Cheng-Hsien Yeh	38	Chief Operating Officer
Panjian Li	44	Chief Strategy Officer

(1)	Mr. Huang will retire as director and chief technology officer of our company in July 2008, but will remain with our company as an advisor.

Directors

Mr. Martin Bloom has been our independent director since July 2006 and has served as our chairman of the board since September 2006. Mr. Bloom is currently the chairman of the China UK Venture Capital Joint Working Group and special advisor for Asia of Argopolo Capital Partners, a international telecom and media convergence venture capital fund. He has also been a partner of Cambridge Accelerator Partners LLP, a venture fund since August 2004. From 1996 to 1997, he worked for Coopers & Lybrand as project manager of the International Business and Industrial Secondments (IBIS) Scheme, a technology transfer scheme between the United Kingdom and Japan on behalf of the Department of Trade & Industry of the United Kingdom. Mr. Bloom has a bachelor’s degree with honors in economics from the University of Southampton and a master’s degree in history jointly from Imperial College and University College, London.

Mr. Xianshou Li has been our director and chief executive officer since March 2005. Prior to founding our solar power business in 2005, Mr. Li founded Yuhuan Solar Energy Source Co., Ltd., a manufacturer of solar cell and module products for both commercial and residential applications and served as the chairman since its inception. Mr. Li also served as the general manager of Yuhuan County Solar Energy Co., Ltd., a manufacturer of mini solar panels and solar cell modules from 2002 to 2006. He worked as a government official in the Yuhuan County Culture Bureau from 1997 to 2000. Mr. Li received his bachelor’s degree in industrial engineering management from Zhejiang Industrial University in 1991.

Mr. Yuncai Wu has been our director since March 2005 and has served as our vice president since November 2007. He was our chief operating officer from May 2006 to October 2007. Mr. Wu has been a director of Zhejiang Yunhuan Solar Energy Source Co., Ltd. since its inception in 2004. Mr. Wu worked with the Yuhuan County Government from 1999 to 2005, first as a section chief in Industrial and Economic Committee from 1999 to 2001 and then as a section chief in the Bureau of Economic and Trade from 2001 to 2005. Mr. Wu received his bachelor’s degree in computer science from Zhejiang University in 1988.

Mr. Jing Wang has been our independent director since June 2006. Mr. Wang is currently the chief economist at Minsheng Bank. He is also an adviser for the United Nations Development Program. He currently serves as an independent director at Tianjin Binhai Energy & Development Co., Ltd., an energy company listed on the Shenzhen Stock Exchange in China, and Tianjin Marine Shipping Co., Ltd., a shipping company listed on the Shanghai Stock Exchange in China. From 2001 to 2003, he was the general manager of Tianjin Investment Company, a company that invests in the energy sector. From 1999 to 2001, he was a deputy director of Securities and Futures Administrative Office of Tianjin. Mr. Wang received his bachelor’s degree in finance from the Tianjin University of Finance & Economics in 1982 and his master’s degree in international finance from the University of Paris in 1983.

Mr. Binghua Huang has been our director and chief technology officer since November 2006 and he served as our independent director from June 2006 to November 2006. From 1997 to 2006, he worked as a senior engineer at the China Academy of Science & Technology Development, Zhejiang branch, and specialized in research on solar power technology and polysilicon manufacturing technologies. Mr. Huang has also conducted metal smelting reduction research for over 30 years in Canada and China. He has led research projects in both monocrystalline and multicrystalline technologies, and implementation of such technologies, including his role as the head of the technology team to set up the first multicrystalline manufacturing line in China. Mr. Huang received his bachelor’s degree in metallurgy from Wuhan Steel College in 1964 and his master’s degree in metallurgical engineering from Beijing Science & Technology University in 1969.

Executive Officers

Mr. Charles Xiaoshu Bai has been our chief financial officer since May 2006. Prior to joining us, Mr. Bai worked for over 16 years with investment banks and multinational companies. From 2003 to 2005, he worked as the chief financial officer of Fenet Software. From 2001 to 2002, he worked as a vice president of Tractebel Asia Co., Ltd., an energy company based in Thailand. From 1997 to 2001, Mr. Bai worked as a finance director of Ogden Energy Asia Pacific Co., Ltd., an energy company based in Hong Kong. At Tractebel and Ogden, Mr. Bai successfully completed a number of cross border mergers and acquisitions and project finance transactions. He was an associate director of Deutsche Bank in Hong Kong from 1995 to 1997 specializing in project and export finance. Mr. Bai received his bachelor’s degree in economics from China Southwestern University of Finance and Economics in 1983 and his MBA degree from IMD Business School in 1989.

Mr. Cheng-Hsien Yeh has been our chief operating officer since October 2007. Prior to joining us, he was the general manager of Motech (Suzhou) New Energy Co., Ltd., a solar wafer manufacturer, from 1999 to 2007. From 1997 to 1999, Mr. Yeh served as the sales manager of Leoco (Suzhou) Electronics Co., Ltd., a connector manufacturer based in China. Mr. Yeh graduated with a bachelor’s degree in electronic engineering from National Taiwan University of Science and Technology and he enrolled in China-Europe International Business School in 2007.

Dr. Panjian Li has been our chief strategy officer since April 2008 and was our vice president of business development since November 2006. Dr. Li is also chief executive officer of ReneSola America. Dr. Li worked with the International Society for Bioceramics as the research and development manager and president from 2002 to 2006 and as scientist from 1996 to 2002. Dr. Li received his bachelor’s degree in metallurgy and his master’s degree in ceramics from Zhejiang University in 1984 and 1986, respectively. Dr. Li received his Ph.D. in biomaterials from Leiden University in the Netherlands in 1993. He spent two years as a postdoctoral fellow at the University of Pennsylvania from 1994 to 1995. Dr. Li is the inventor or co-inventor of seven U.S. patents in material chemistry and has published numerous papers in international publications.

The address of our directors and executive officers is c/o ReneSola Ltd, No. 8 Baoqun Road, YaoZhuang, Jiashan, Zhejiang 314117, People’s Republic of China.

Employment Agreements

We have entered into employment agreements with each of our senior executive officers. We may terminate a senior executive officer’s employment for cause, at any time, without prior notice or remuneration, for certain acts of the officer, including, but not limited to, a material violation of our regulations, failure to perform agreed duties, embezzlement that causes material damage to us, or conviction of a crime. A senior executive officer may terminate his or her employment at any time by prior written notice. Each senior executive officer is entitled to certain benefits upon termination, including a severance payment equal to a specified number of months of his or her then salary, if he or she resigns for certain good reasons specified by the agreement or the relevant rules or if we terminate his or her employment without a cause as above.

B.    Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2007, an aggregate of approximately $0.7 million in cash was paid to our senior executive officers and directors.

Share Incentive Plan

Our board of directors has adopted a 2007 share incentive plan in September 2007, which is intended to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentive to employees, directors and consultants and promote the success of our business. We have reserved 7,500,000 shares for issuance under our 2007 share incentive plan. The following paragraphs describe the principal terms of our 2007 share incentive plan.

Administration. Our 2007 share incentive plan is administered by our board of directors or, after our board of directors makes the designation, by our compensation committee. In each case, our board of directors or our compensation committee will determine the provisions, terms and conditions of each option grant, including, but not limited to, the option vesting schedule, repurchase provisions, forfeiture provisions, form of payment upon settlement of the award and payment contingencies.

Awards. The following paragraphs briefly describe the principal features of the various awards that may be granted under our 2007 share incentive plan.

•	Options. Options provide for the right to purchase our ordinary shares at a price and period determined by our compensation committee in one or more installments after the grant date.

•

Restricted Shares. A restricted share award is the grant of our ordinary shares determined by our compensation committee. A restricted share is nontransferable, unless otherwise determined by our compensation committee at the time of award and may be repurchased by us upon termination of employment or service during a restricted period. Our compensation committee shall also determine in the award agreement whether the participant will be entitled to vote the restricted shares or receive dividends on such shares.

•

Restricted Share Units. Restricted share units represent the right to receive our ordinary shares at a specified date in the future, subject to forfeiture of such right. If the restricted share unit has not been forfeited, then on the date specified in the award agreement, we shall deliver to the holder unrestricted ordinary shares, which will be freely transferable.

Termination of plan. Unless terminated earlier, our 2007 share incentive plan will expire in September 2017. Our board of directors has the authority to amend or terminate our 2007 share incentive plan subject to shareholders’ approval to the extent necessary to comply with applicable laws and regulations. However, no such action shall adversely affect in any material way any award previously granted without the prior written consent of the recipient.

Share Options

As of the date of this annual report, our board of directors has granted certain of our directors, officers and employees options for 4,200,000 ordinary shares in our company, excluding options forfeited pursuant to the terms of our 2007 share incentive plan. The following paragraphs describe the principal terms of our options.

Option agreement. Options granted under our 2007 share incentive plan are evidenced by an option agreement that contains, among other things, provisions concerning exercisability and forfeiture upon termination of employment arrangement, as determined by our board.

Vesting schedule. Options granted under our 2007 share incentive plan generally vest over a five-year period following a specified grant date. We have two types of vesting schedules. Some of our options vest on a monthly basis over a five-year period. Other options vest on a yearly basis. For the options that vest on a yearly basis, twenty percent of the options granted vest at the first anniversary of the grant date and the remaining eighty percent shall vest at the second, third, fourth and fifth anniversary of the grant date, subject to the optionee continuing to be an employee on each vesting date.

Option exercise. The term of options granted under our 2007 share incentive plan may not exceed the sixth anniversary of the specified grant date.

Termination of options. Where the option agreement permits the exercise of the options that were vested before the recipient’s termination of service with us, or the recipient’s disability or death, the options will terminate to the extent not exercised or purchased on the last day of a specified period or the last day of the original term of the options, whichever occurs first.

The following table summarizes, as of the date of this annual report, the outstanding options that we granted to our directors and executive officers and to other individuals as a group under our share incentive plan.

Name	Ordinary Shares Underlying Outstanding Options		Exercise Price (£/Share)	Grant Date	Expiration Date
Xianshou Li	—		—	—	—
Yuncai Wu	—		—	—	—
Charles Xiaoshu Bai	1,250,000		£2.985 or $6.069	October 9, 2007	October 9, 2013
Martin Bloom	—		—	—	—
Jing Wang	—		—	—	—
Binghua Huang	—		—	—	—
Panjian Li	1,210,000		£2.985 or $6.069	October 9, 2007	October 9, 2013
Cheng-Hsien Yeh	500,000		£3.600 or $7.365	October 18, 2007	October 18, 2013
Directors and executive officers as a group	2,960,000
Other individuals as a group	1,010,000		£2.985 or $6.069	October 9, 2007	October 9, 2013
	30,000		£2.340 or $4.679	March 25, 2008	March 25, 2013
	100,000		£4.610 or $9.178	April 28, 2008	April 28, 2013
	100,000	(1)	£3.355 or $6.900	November 30, 2007	November 30, 2013

(1)	Represents 100,000 ordinary shares underlying options that were granted to Ms. Xiahe Lian, Mr. Xianshou Li’s wife.

C. Board Practices

Our board of directors currently consists of five directors. A director is not required to hold any shares in the company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested. A director may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.

Committees of the Board of Directors

We have an audit committee, a compensation committee and a corporate governance and nominating committee under the board of directors. We have adopted a new charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Messrs. Martin Bloom, Jing Wang and Xianshou Li. Messrs. Martin Bloom and Jing Wang satisfy the “independence” requirements of the New York Stock Exchange Listing Rules and Securities and Exchange Commission regulations. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	reviewing and approving all related party transactions on an ongoing basis;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	meeting separately and periodically with management and the independent auditors; and

•	reporting regularly to the board of directors.

Compensation Committee. Our compensation committee consists of Messrs. Martin Bloom and Jing Wang. Messrs. Martin Bloom and Jing Wang satisfy the “independence” requirements of the New York Stock Exchange Listing Rules and Securities and Exchange Commission regulations. The compensation committee discharge the responsibility of the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	reviewing and evaluating at least annually and, if necessary, revising the compensation plans, policies and programs adopted by our management;

•	reviewing and evaluating at least annually the performance, and determining the compensation, of our chief executive officer;

•	reviewing and approving our chief executive officer’s employment agreement and amendments thereto, and severance arrangement, if any; and

•	reviewing all annual bonus, long-term incentive compensation, stock option, employee pension and welfare benefit plans.

Corporate Governance and Nominating Committee. Our corporate governance and nominating committee consists of Messrs. Martin Bloom, Jing Wang and Xianshou Li. Messrs. Martin Bloom and Jing Wang satisfy the independence requirements of the New York Stock Exchange Listing Rules and Securities and Exchange Commission regulations. The corporate governance and nominating committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

•

recommending to our board of directors for nomination or appointment by the board such candidates as the committee has found to be qualified to be elected or reelected to serve as our members of our board or its committees or to fill any vacancies on our board or its committees, respectively;

•	reviewing annually the composition of our board of directors and its committees in light of the characteristics of independence, qualification, experience and availability of the board members;

•	developing and recommending to our board of directors a set of corporate governance guidelines and principles applicable to the company; and

•

monitoring compliance with the company’s code of business conduct and ethics, including reviewing the adequacy and effectiveness of our internal rules and procedures to ensure compliance with applicable laws and regulations.

Duties of Directors

Under British Virgin Islands law, our directors have a duty of loyalty to act honestly and in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. A shareholder has the right to seek damages if a duty owed by our directors is breached.

Terms of Directors and Officers

Our officers are appointed by and serve at the discretion of the board of directors. At each annual general meeting, one-third of our directors then existing, or if their number is not a multiple of three, then the number nearest to and not exceeding one-third, will be subject to re-election. The directors to retire by rotation shall be those who are longest in office since their election, or by lot should they be of the same seniority. On April 16, 2008, the board of directors approved Mr. Binghua Huang’s request for resignation from the board. Accordingly, Mr. Huang will resign as a director as soon as an independent director is appointed before the 2008 annual general meeting. On the basis of the foregoing and the assumption that no other director wishes to retire from office at the annual general meetings, Mr. Yuncai Wu, will be subject to re-election at the 2008 annual general meeting; Mr. Jing Wang, next in seniority, will be subject to re-election at the 2009 annual general meeting; Mr. Martin Bloom will be subject to re-election at the 2010 annual general meeting; and Mr. Xianshou Li will be subject to re-election at the 2011 annual general meeting.

D.    Employees

We had 305 and 1,882 employees as of December 31, 2005 and 2006, respectively. As of December 31, 2007, we had 2,925 full-time employees, including 2,217 in manufacturing, 211 in equipment maintenance, 267 in quality assurance, 29 in purchasing, 26 in research and development, 6 in sales and marketing, and 169 in general and administrative. Substantially all of these employees are located at our facilities in Jiashan, China, and a small portion of employees are based in Malaysia, Singapore and the United States. In addition, Linzhou Zhongsheng Semiconductor, a variable interest entity consolidated by our company, had 161 full-time employees as of December 31, 2007. We consider our relations with our employees to be good.

E.    Share Ownership

The following table sets forth information with respect to the beneficial ownership of our shares as of the date of this annual report by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our shares.

Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Securities Exchange Act of 1934 and includes voting or investment power with respect to the securities.

	Shares Beneficially Owned
	Number	%
Directors and Executive Officers:
Xianshou Li(1)	37,454,939	27.2
Yuncai Wu(2)	19,294,970	14.0
Charles Xiaoshu Bai(3)	385,833	0.3
Martin Bloom	—	—
Jing Wang	—	—
Binghua Huang(4)	10,000	0.0
Cheng-Hsien Yeh(5)	44,031	0.0
Panjian Li(6)	147,500	0.1
All Directors and Executive Officers as a Group	57,337,273	41.6

Principal and Selling Shareholders:
Ruixin Holdings Limited(7)	37,454,939	27.2
Yuncai Holdings Limited(8)	19,294,970	14.0
Zhengmin Lian(9)	13,053,614	9.5
Xiangjun Dong(10)	10,215,872	7.4

(1)	Consists of 37,454,939 shares held by Ruixin Holdings Limited, or Ruixin, a British Virgin Islands company wholly owned and controlled by Mr. Xianshou Li. Within the shares directly held by Ruixin, Ruixin holds the legal ownership and voting rights to, and Mr. Zhengmin Lian and Mr. Xiangjun Dong, who are directors of Zhejiang Yuhui, hold the beneficial interest and economic rights to, 13,053,614 shares and 1,135,096 shares, respectively. Mr. Li’s business address is Chengzhong Road, ZhuGuang Town, Yuhuan County, Zhejiang Province, PRC.
(2)	Consists of 19,294,970 shares held by Yuncai Holdings Limited, or Yuncai, a British Virgin Islands company wholly owned and controlled by Mr. Yuncai Wu. Within the shares directly held by Yuncai, Yuncai holds the legal ownership and voting rights to, and Mr. Xiangjun Dong holds the beneficial interest and economic rights to, 9,080,775 shares. Mr. Wu’s business address is Suite 201, No. 32, Xianqian Road, Cheng Guan Cheng District, Zhejiang Province, PRC.
(3)	Represents 198,333 shares held by Mr. Bai and 187,500 shares issuable upon exercise of options held by Mr. Bai within 60 days after the date of this annual report. Mr. Bai’s business address is No.8 Baoqun Road, Yaozhuang Industrial Park, Jiashan County, Zhejiang Province, 314117 China.
(4)	Represents 10,000 shares held by Mr. Huang. Mr. Huang’s business address is No. 8 Baoqun Road, Yaozhuang Industrial Park, Jiashan County, Zhejiang Province, 314117 China.
(5)	Represents 44,031 shares held by Mr. Yeh. Mr. Yeh’s business address is No.8 Baoqun Road, Yaozhuang Industrial Park, Jiashan County, Zhejiang Province, 314117 China.
(6)	Represents 147,500 shares issuable upon exercise of options held by Mr. Li within 60 days after the date of this annual report. Mr. Li’s business address is No.8 Baoqun Road, Yaozhuang Industrial Park, Jiashan County, Zhejiang Province, 314117 China. In January 2008, we issued 40,000 shares to Mr. Li for no cash consideration in accordance with the terms of his employment agreement.
(7)	Ruixin is a company incorporated in the British Virgin Islands and its sole shareholder is Mr. Xianshou Li. The address for Ruxin Holdings Limited is Craigmuir Chambers, Road Town, Tortola, British Virgin Islands.
(8)	Yuncai is a company incorporated in the British Virgin Islands and its sole shareholder is Mr. Yuncai Wu. The address for Yuncai Holdings Limited is Craigmuir Chambers, Road Town, Tortola, British Virgin Islands.
(9)	Consists of 13,053,614 shares held by Ruixin. See “Related Party Transactions—Restructuring.” Mr. Lian’s business address is No.8 Baoqun Road, Yaozhuang Industrial Park, Jiashan County, Zhejiang Province, 314117 China.

(10)	Consists of 1,135,096 shares held by Ruixin and 9,080,775 shares held by Yuncai. See “Related Party Transactions—Restructuring.” Mr. Dong’s business address is No.8 Baoqun Road, Yaozhuang Industrial Park, Jiashan County, Zhejiang Province, 314117 China.

Our shares are traded both on the AIM in common shares and on New York Stock Exchange in ADSs, and brokers or other nominees may hold shares and ADSs of our ordinary shares in “street name” for customers who are the beneficial owners of the shares. As a result, we may not be aware of each person or group of affiliated persons who beneficially own more than 5% of our common stock.

As of the date of this annual report, 137,624,912 of our ordinary shares were issued and outstanding, and as of June 23, 2008, 32,534,844 ADSs were held by the depositary. Due to our shares listed on AIM, we cannot ascertain the percentage of the issued and outstanding shares held by the record shareholders in the United States.

None of our shareholders has different voting rights from other shareholders as of the date of this annual report. We are currently not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7. MAJOR	SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.    Related Party Transactions

Restructuring

Zhejiang Yuhui, previously named Fengding Construction, was established as a limited liability company in China in August 2003. Prior to April 2005, Zhejiang Yuhui planned to engage in the manufacture and sale of moulds and machine components for making construction materials according to its authorized business scope, but did not engage in any operating activities other than the construction of factory premises. At that time, Zhejiang Yuhui was owned 15% by Mr. Yufei Ye, 20% by Mr. Guitong Pu, 40% by Mr. Ming Fei and 25% by Mr. Chenglin Qian. In April 2005, Zhejiang Yuhuan Solar Energy Source Co., Ltd., or Zhejiang Yuhuan, and Yuhuan County Solar Energy Source Co., Ltd., or YCSESC, two Chinese limited liability companies controlled by Mr. Xianshou Li, our chief executive officer and director, Mr. Yuncai Wu, our vice president and director, Mr. Zhengmin Lian and Mr. Xiangjun Dong, directors of Zhejiang Yuhui, acquired 60% and 15% equity interests in Zhejiang Yuhui for an aggregate of $0.9 million and $0.2 million, respectively. In November 2005, Newi-Solar GmbH, a German company, acquired the remaining 25% equity interest in Zhejiang Yuhui for $0.4 million.

In November 2005, YCSESC transferred its 15% equity interest in Zhejiang Yuhui to Zhejiang Yuhuan for $0.2 million. In April 2006, Newi-Solar GmbH transferred its 25% equity interest in Zhejiang Yuhui to Ruiyu Solar Energy Technology Co., Ltd., or Ruiyu, a Hong Kong company wholly owned by Ms. Xiahe Lian, the wife of Mr. Xianshou Li, for $0.7 million. Therefore, in April 2006, Zhejiang Yuhuan and Ruiyu held 75% and 25% equity interests in Zhejiang Yuhui, respectively.

To facilitate our admission to AIM, ReneSola was incorporated under the laws of the British Virgin Islands in March 2006. In March 2006, ReneSola issued 6,600 and 3,400 shares to Mr. Xianshou Li and Mr. Yuncai Wu for $0.66 and $0.34, respectively, which were subsequently split into 44,000,021 and 22,666,678 shares, respectively. Based on professional advice they received in connection with the AIM admission, Mr. Li and Mr. Wu also entered into a trust agreement with Mr. Zhengmin Lian and Mr. Xiangjun Dong on May 2, 2006, through which Mr. Li and Mr. Wu held certain percentages of their shares in ReneSola in trust for Mr. Zhengmin

Lian and Mr. Xiangjun Dong. The trust structure was primarily intended to simplify the relevant registration and filing procedures with respect to the shareholding structure of our company. However, the trust structure did not achieve its intended purpose. Accordingly, the beneficial interests in the shares as of the date of the trust agreement were as follows:

Parties	Shares legally held in ReneSola	Beneficial interest with respect to ReneSola’s issued share capital	Percentage of beneficial interest in ReneSola	Percentage of equity interest in Zhejiang Yuhuan
Xianshou Li	44,000,021	27,333,346	41%	41%
Yuncai Wu	22,666,678	12,000,006	18%	18%
Zhengmin Lian	Nil	15,333,341	23%	23%
Xiangjun Dong	Nil	12,000,006	18%	18%

Under the trust agreement, the legal ownership and voting rights attaching to all of the shares are held by Messrs. Li and Wu, while the beneficial interest and economic rights in those shares referred to in the above table against their respective names are held by Messrs. Lian and Dong.

In April 2006, as part of the reorganization in order to establish ReneSola as the holding company, ReneSola acquired the 75% and 25% equity interests in Zhejiang Yuhui from Zhejiang Yuhuan and Ruiyu for $2.1 million and $0.7 million, respectively. The $2.8 million was financed through our placement of 33,333,333 shares in connection with our admission to AIM and was paid in August 2006. In accordance with established regulatory practice in China, Zhejiang Yuhuan, the PRC shareholder of Zhejiang Yuhui, was paid not less than Zhejiang Yuhuan’s investment cost in Zhejiang Yuhui. However, the relevant parties intended for Zhejiang Yuhui and its employees to benefit from the payment. Therefore, the cash consideration of $2.1 million received by Zhejiang Yuhuan was used to establish a fund for the benefit of Zhejiang Yuhui’s employees, as the principal shareholders of Zhejiang Yuhuan are also principal shareholders of Zhejiang Yuhui. The parties intended to use the fund to acquire apartments from third parties or to construct housing for Zhejiang Yuhui’s employees. Zhejiang Yuhuan entrusted Zhejiang Yuhui to manage and dispose of the fund, and the fund was remitted to Zhejiang Yuhui in September 2007. As of the date of this annual report, the fund has not been used.

In May 2006, for nominal consideration, Messrs. Li and Wu transferred 4,400,002 and 2,266,668 shares, respectively, in ReneSola to Diverso Management Limited, a third party consulting firm that provided advisory services related to ReneSola’s initial public offering on AIM. In August 2006, Mr. Li, Mr. Wu and Diverso Management Limited transferred the legal interests in 198,000, 102,000 and 33,333 shares in ReneSola, respectively, to Mr. Charles Xiaoshu Bai, ReneSola’s chief financial officer for nil consideration. Mr. Bai’s beneficial interest in 333,333 shares has vested as of the date of this annual report. Mr. Bai received the shares for no consideration as part of his remuneration and incentive package.

In July 2006, Mr. Li transferred his 39,402,019 shares in ReneSola for nil consideration to Ruixin, a company incorporated in the British Virgin Islands controlled by himself, and Mr. Wu transferred his 20,298,010 shares in ReneSola for nil consideration, to Yuncai, a company incorporated in British Virgin Islands controlled by himself. Accordingly, immediately after our admission to AIM in August 2006, the beneficial interests in the shares of ReneSola held by Ruixin and Yuncai were as follows:

Parties	Beneficial interest with respect to Shares held through Ruixin	Beneficial interest with respect to Shares held through Yuncai	Beneficial interest with respect to ReneSola’s issued share capital held by Ruixin and Yuncai	Percentage of beneficial interest in ReneSola’s issued share capital held by Ruixin and Yuncai
Xianshou Li	24,477,012	—	24,477,012	24.5%
Yuncai Wu	—	10,746,005	10,746,005	10.7%
Zhengmin Lian	13,731,007	—	13,731,007	13.7%
Xiangjun Dong	1,194,000	9,552,005	10,746,005	10.7%
Total	39,402,019	20,298,010	59,700,029	59.7%

Transactions with Certain Directors, Shareholders and Affiliates

Cash Advances, Loans and Guarantees

As of December 31, 2004, 2005 and 2006 and 2007, amounts due from related parties were approximately $0.1 million, $0.7 million, $5.8 million and $13.4 million, respectively. The amounts due from related parties included cash advances to Mr. Xianshou Li and Mr. Zhengmin Lian to purchase raw materials from suppliers. The advances were used to pay our suppliers for raw materials, with the unused portion of the advances repaid to us. Our cash advances to Mr. Yuncai Wu were used to pay our suppliers for testing equipment, with the unused portion either repaid to us or used to reimburse Mr. Wu’s travel and other expenses. The raw materials and testing equipment purchased using the above cash advances were provided to us. The above parties did not receive any profit from these transactions. Amounts due from related parties also included cash advances to Desheng Energy, Jingke, Zhejiang Yuhuan, Newi-Solar GmbH, Ruiyu Solar and YCSESC. The cash advances to Desheng Energy and Jingke were used for purchase of raw materials. The cash advances to Zhejiang Yuhuan were used to meet its liquidity needs and make the down payment in connection with land use right transfer agreement between Fengding Construction and Zhejiang Yuhuan as mentioned below. The cash advances to Newi-Solar GmbH and YCSESC were used to meet their respective temporary liquidity needs. The cash advances to Ruiyu Solar were used to purchase raw materials from suppliers. These cash advances were unsecured, interest free and had no fixed repayment term, and have been fully repaid.

As of December 31, 2004, 2005 and 2006 and 2007, amounts due to related parties were approximately $0.2 million, $0.2 million, $0.6 million and nil, respectively. The amounts due to related parties included unpaid loans due to YCSESC, Mr. Xianshou Li, Zhejiang Yuhuan, Mr. Zhengmin Lian and Mr. Dongwu Lou, respectively. These loans due to related parties, which were used to satisfy our short-term working capital needs, were unsecured, and had no fixed repayment term. All these loans were interest free and have been fully repaid, except for a loan due to Zhejiang Yuhuan in the amount of RMB1.7 million ($0.2 million), which had an interest rate of 7.2% per annum and were repaid in November 2007.

Zhejiang Yuhui entered into short-term and long-term loans with domestic banks, some of which are guaranteed by Mr. Xianshou Li, our director and chief executive officer, or jointly with his wife, Ms. Xiahe Lian. As of December 31, 2007, we had an aggregate of $38.2 million of outstanding borrowings that were guaranteed, directly or indirectly, by Mr. Xianshou Li and Ms. Xiahe Lian as follows:

•	In April 2006, Mr. Xianshou Li and Ms. Xiahe Lian jointly provided a guarantee up to RMB30 million ($3.8 million) for our borrowings from Bank of China, Jiashan Branch from April 2006 to April 2007.

•	In May 2006, Mr. Xianshou Li provided a guarantee up to RMB10.07 million ($1.3 million) for our borrowings from Industry and Commerce Bank of China, Jiashan Branch from May 2006 to November 2006.

•

In August 2006, Mr. Xianshou Li and Ms. Xiahe Lian jointly provided a guarantee up to RMB85 million ($10.9 million) for our borrowings from Bank of China, Jiashan Branch from August 2006 to August 2007.

•

In February 2007, Mr. Xianshou Li and Ms. Xiahe Lian jointly provided a guarantee up to RMB260 million ($34.6 million) for our borrowings from Bank of China, Jiashan Branch from February 2007 to February 2008.

•

In November 2007, Mr. Xianshou Li and Ms. Xiahe Lian jointly provided a guarantee up to RMB790 million ($105.4 million) for our borrowings from Bank of China, Jiashan Branch from November 2007 to November 2009.

Zhejiang Yuhuan

In December 2004, Zhejiang Yuhui transferred land use rights to a property of 18,286.8 square meters to Zhejiang Yuhuan, in consideration of RMB2.3 million ($0.3 million). Zhejiang Yuhuan constructed a building on the property. After the restructuring in April 2005, Zhejiang Yuhuan changed its business plan and decided not to operate in the building it constructed. Therefore, in October 2005, Zhejiang Yuhuan entered into an agreement to lease the building and the property to Zhejiang Yuhui for a period of two years from the completion of the buildings with a rent of approximately RMB2.7 million ($0.4 million) per annum, and Zhejiang Yuhui made a prepayment of rent in the amount of RMB5.4 million ($0.7 million) in December 2005. In May 2006, as Zhejiang Yuhui decided to make long-term use of the property and the building after it was completed, and Zhejiang Yuihui repurchased the property and the building from Zhejiang Yuhuan for consideration of RMB13 million ($1.7 million). As disclosed above, Zhejiang Yuhui made cash advances to Zhejiang Yuhuan and YCSESC. The above pre-paid rent of RMB5.4 million ($0.7 million), RMB1.3 million ($0.2 million) payable by Zhejiang Yuhuan to Zhejiang Yuhui and RMB1.3 million ($0.2 million) payable by YCSESC to Zhejiang Yuhui, subsequently used as an offset against the consideration payable for the purchase of the property and the building.

In April 2007, Zhejiang Yuhui leased 24 apartments from Zhejiang Yuhuan for an aggregate rent of RMB36,000 ($5,000) per month. In October 2007, the parties entered into a written agreement to record the lease. These leased apartments were purchased by Zhejiang Yuhuan in December 2006 for an aggregate consideration of RMB4.6 million ($0.6 million) and have been used as housing for Zhejiang Yuhui’s employees.

Newi-Solar GmbH

We sold modules to Newi-Solar GmbH, a German company who was a shareholder of Zhejiang Yuhui, in aggregate of $1.0 million and $0.8 million in 2005 and 2006, respectively. These transactions were entered into on an arm’s length basis, and we believe the pricing terms were comparable to terms that could have been obtained from independent third parties.

YCSESC

In November 2005, we purchased raw materials from YCSESC in the amount of $38,000. In July 2006, we purchased raw materials from YCSESC in amount of $4,000. In 2006, we sold solar cells and silicon raw materials to YCSESC in the total amount of $31,000. These transactions were entered into on an arm’s length basis between the parties, and we believe the pricing terms were comparable to terms that could have been obtained from independent third parties.

Desheng Energy and Jingke

In 2006 and 2007, we purchased $14.1 million and $33.8 million, respectively, of silicon raw materials from Desheng Energy, a company controlled by Messrs. Xiande Li and Xianhua Li, two brothers of Mr. Xianshou Li. In 2007, we purchased $14.2 million of silicon raw materials from Jingke, which Mr. Xiande Li, the brother of Xianshou Li, is the general manager. As of December 31, 2007, our advances to Desheng Energy and Jingke for purchases of raw materials were $ 9.5 million and $ 3.9 million, respectively.

These transactions were entered into on an arm’s length basis, and we believe the pricing terms were comparable to terms that could have been obtained from independent third parties.

Employment Agreements

In November 2006, we entered into employment agreements with Dr. Panjian Li, chief executive officer of ReneSola America, and Mr. Binghua Huang, our chief technology officer. Under the employment agreement between Dr. Panjian Li and us, during his employment with us, Mr. Li is entitled to 40,000 shares for no consideration each year for a period of five years, commencing January 2008. Under the employment agreement between Mr. Binghua Huang and us, Mr. Huang is entitled to 20,000 shares for no consideration each year for a period of three years, commencing January 2008. The above shares will only be issued to Mr. Huang and Dr. Li after each anniversary of their respective employment or upon the termination of their respective employment, as the case may be. If the employment was terminated for any reason, Mr. Huang or Dr. Li shall only be entitled to the number of shares calculated pro rata, according to the duration of their respective employment.

See also “Item 6. Directors, Senior Management and Employee—A. Directors and Senior Management” for details regarding employment agreements with our senior executive officers.

Share Incentives

See “Item 6. Directors, Senior Management and Employee—B. Compensation of Directors and Executive Officers” for a description of share options and stock purchase rights we have granted to our directors, officers and other individuals as a group.

C.    Interests of Experts and Counsel

Not applicable

ITEM 8. FINANCIAL	INFORMATION

A.    Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal and Administrative Proceedings

Since February 2007, we have received complaints from one of our former customers regarding defective solar modules in several shipments that were sold in 2005. The shipments were in an aggregate of approximately $1.4 million. We are in dispute over the alleged defects. Any proven defects could lead to return or refund of our products under our warranties, cause us to incur additional costs and divert the attention of our personnel from our operations. If we do not reach an amicable settlement with such party, we may proceed to arbitration as stipulated in our contracts over the alleged defective goods. We cannot assure you that we will prevail at the outcome of the arbitration.

We are not involved in any litigation or other legal proceedings that would have a material adverse impact on our business or operations. We may from time to time be subject to various judicial or administrative proceedings arising in the ordinary course of our business.

Dividend Policy

We have no present plan to declare and pay any dividends on our shares or ADSs in the near future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a limited liability holding company incorporated in the British Virgin Islands. We rely on dividends from Zhejiang Yuhui, our subsidiary in China, and any newly formed subsidiaries to fund the payment of dividends, if any, to our shareholders. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their retained profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our subsidiary in China is required to set aside a certain amount of its retained profits each year, if any, to fund certain statutory reserves. These reserves may not be distributed as cash dividends. Furthermore, when Zhejiang Yuhui or any newly formed subsidiaries incurs debt on its own behalf, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. For example, according to certain short-term loan agreements between Zhejiang Yuhui and its banks, Zhejiang Yuhui is not permitted to pay dividends for any given year if it has no after-tax profit or any principal or interest due in that year has not been paid. In addition, pursuant to the new PRC Enterprise Income Tax Law and its Implementing Regulation, which became effective on January 1, 2008, a 10% withholding tax applies to China- sourced income derived after January 1, 2008, by non-resident enterprises for PRC enterprise income tax purposes unless any such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The British Virgin Islands, where our company was incorporated, does not have such treaty with China. Thus, the Company expects that a 10% withholding tax will apply to dividends paid to the Company by its PRC subsidiaries if the Company is classified as a non-resident enterprise. The Company does not currently intend to declare dividends for the foreseeable future.

Subject to the approval of our shareholders, our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. According to the terms of our RMB928,700,000 U.S. Dollar Settled 1% Convertible Bonds due in 2012, if we pay any dividends, the conversion price of such bonds will be adjusted downward by multiplying a fraction, the numerator of which is the current market price per share of our company on the last trading day preceding the date on which the dividend is announced, or the market price of the preceding day, minus the fair market value of the dividend per share on the date of such announcement, and the denominator of which is the market price of the preceding day. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder.

B.    Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9. THE	OFFER AND LISTING

A.    Offering and Listing Details

In August 2006, our shares were admitted to trading on AIM, in conjunction with a placing of 33,333,333 shares at $1.50 per share. Please refer to “—C. Markets” below for historical trading prices.

Our ADSs, each representing four of our common shares, have been listed on the NYSE since January 29, 2008 under the symbol “SOL.” Please refer to “—C. Markets” below for historical trading prices.

B.    Plan of Distribution

Not applicable.

C.    Markets

Our ADSs, each representing four of our common shares, have been listed on the NYSE since January 29, 2008. Our ADSs trade under the symbol “SOL.” For the period from January 29, 2008 to June 23, 2008 the trading price of our ADSs on the NYSE has ranged from US$7.60 to US$27.80 per ADS. The following table provides the high and low trading prices for our ADSs on the NYSE for each of the months since our initial public offering.

	Trading Price
	High	Low
Quarterly High and Low	US$	US$
First quarter (from January 29)	13.65	7.60

	Trading Price
	High	Low
Monthly Highs and Lows	US$	US$
January	13.04	12.51
February	13.65	10.01
March	12.21	7.60
April	18.84	11.17
May	27.80	15.62
June (through June 23)	24.35	17.22

In August 2006, our shares were admitted to trading on AIM, in conjunction with a placing of 33,333,333 shares at $1.50 per share. ReneSola shares are traded by member firms of the London Stock Exchange through an electronic order book called SETS MM, which is an order driven central electronic trading system and the trading hours for AIM are 8.00 a.m. to 4.30 p.m. The FTSE AIM All Share index is a weighted index that is computed by adjusting the change in each constituent’s stock price by its relevant weighting, by market capitalization, in the index. The total weighted changes in stock price are then applied to the previous day’s total to calculate the new index figure. The base date for the index is December 31, 1994.

The following table sets forth, for the periods indicated:

•	the high and low closing market price for our shares as reported on AIM;

•	the average daily trading volume of our shares; and

•	the high and low of the daily closing values of the AIM FTSE All Share index.

	Price per share		Average daily trading volume	FTSE AIM All Share Index
	High	Low		High	Low
	£			£
2006 (from August 8)	4.77	0.79	1,131,083	10.55	9.73
Third quarter	1.94	0.79	954,798	10.54	10.01
Fourth quarter	4.77	1.80	1,255,367	10.55	9.73
2007	6.39	2.10	815,149	12.37	10.11
First quarter	6.39	4.12	656,726	11.46	10.46
January	5.90	4.12	628,912	10.79	10.46
February	6.39	5.30	734,523	11.43	10.88
March	5.25	4.74	613,815	11.46	10.81
Second quarter	5.71	4.36	756,848	12.26	11.44
April	5.62	4.36	711,608	11.81	11.44
May	5.32	4.75	862,926	12.13	11.77
June	5.71	5.35	691,700	12.26	11.97
Third quarter	5.52	2.10	1,051,842	12.37	10.64
July	5.52	4.74	418,209	12.37	11.81
August	4.51	2.10	1,670,869	11.79	10.64
September	3.62	2.25	1,067,909	11.17	10.84
Fourth quarter	4.94	2.99	792,446	11.51	10.11
October	4.85	2.99	1,100,963	11.51	11.15
November	4.75	3.32	634,937	11.44	10.35
December	4.94	3.53	601,356	10.49	10.11
2008 (through June 23)	4.96	2.10	779,242	10.56	9.40
First quarter	4.96	2.10	739,357	10.56	9.40
January	4.96	3.16	790,004	10.56	9.49
February	3.40	2.61	671,912	10.20	9.67
March	3.04	2.10	755,257	10.17	9.40
April	4.61	2.78	919,553	9.82	9.54
May	7.29	4.05	888,568	10.35	9.79
June (through June 23)	6.19	4.37	568,528	10.21	9.85

D.    Selling Shareholders

Not applicable.

E.    Dilution

Not applicable.

F.    Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL	INFORMATION

A.    Share Capital

Not applicable.

B.    Memorandum and Articles of Association

We incorporate by reference into this annual report our amended and restated memorandum and articles of association filed as Exhibit 3.1 to our F-1 registration statement (File No. 333-148550), as amended, initially filed with the Securities and Exchange Commission on January 9, 2008.

C.    Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report on Form 20-F.

D.    Exchange Controls

See “Item 4. Information on the Company Business Overview—Regulation—Regulation of Foreign Currency Exchange and Dividend Distribution.”

E.    Taxation

The following summary of the material British Virgin Islands and U.S. federal income tax consequences of an investment in our ADSs or shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of British Virgin Islands tax law, it represents the opinion of Harney Westwood & Riegels, our British Virgin Islands counsel.

British Virgin Islands Taxation

Under the present laws of the British Virgin Islands, there are no applicable taxes on the profits or income of the Company. There are no taxes on profits, income, nor are there any capital gains tax, estate duty or inheritance tax applicable to any ordinary shares held by non-residents of the British Virgin Islands. In addition, there is no stamp duty or similar duty on the issuance, transfer or redemption of the ordinary shares. Dividends remitted to the holders of ordinary shares resident outside the British Virgin Islands will not be subject to withholding tax in the British Virgin Islands. The Company is not subject to any exchange control regulations in the British Virgin Islands.

European Union Directive on the Taxation of Savings Income (Directive 2003/48/EC)

The European Union has formally adopted a new Directive regarding the taxation of savings income. From 1 July 2005, member states are required to provide to the tax authorities of another member state details of payments of interest and other similar income paid by a person within its jurisdiction to or for an individual resident in that other member state, except that Austria, Belgium and Luxembourg instead impose a withholding system for a transitional period (unless during such period they elect otherwise).

The British Virgin Islands is not a member of the European Union and not within the European Union fiscal territory, but the government of the United Kingdom had requested the Government of the British Virgin Islands to voluntarily apply the provisions of the EU Savings Tax Directive. The Mutual Legal Assistance (Tax Matters) (Amendment) Act introduces a withholding tax system in respect of payments of interest, or other similar income, made to an individual beneficial owner resident in a European Union member state by a paying agent situated in the British Virgin Islands. The withholding tax system will apply for a transitional period prior to the implementation of a system of automatic communication to European Union member states of information regarding such payments. During this transitional period, such an individual beneficial owner resident in an European Union member state will be entitled to request a paying agent not to withhold tax from such payments but instead to apply a system by which the details of such payments are communicated to the tax authorities of the European Union member state in which the beneficial owner is resident.

No stamp duty is payable in the British Virgin Islands in respect of instruments relating to transactions involving a company incorporated in the British Virgin Islands.

U. S. Federal Income Taxation

The following discussion describes the material U.S. federal income tax consequences to U.S. Holders (as defined below) under current law of an investment in the ADSs or shares. This summary applies only to U.S. Holders that hold the ADSs or shares as capital assets and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States in effect as of the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The following discussion does not address the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;

•	financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	broker dealers;

•	traders that elect to mark-to-market;

•	U.S. expatriates;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding ADSs or shares as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10% or more of our voting stock;

•	persons who acquired ADSs or shares pursuant to the exercise of any employee share option or otherwise as compensation; or

•	persons holding ADSs or shares through partnerships or other pass-through entities.

PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, NON-U.S. AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSs OR SHARES.

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of ADSs or shares and you are, for U.S. federal income tax purposes,

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any State thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. If you hold ADSs, you should be treated as the holder of the underlying shares represented by those ADSs for U.S. federal income tax purposes, although this matter is not free from doubt because it is possible that in certain circumstances you will not have the ability to vote the shares underlying the ADSs. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—As a holder of our ADSs, you may not have the same voting rights as the holders of our shares and may not receive voting materials in time to be able to exercise your right to vote.” If you are not treated as the beneficial owner of the shares represented by the ADSs and, as a result, distributions received are not characterized as dividends, the lower capital gains rate applicable to qualified dividend income (discussed below) will not be available to you.

The U.S. Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming, by U.S. Holders of ADSs, of foreign tax credits for U.S. federal income tax purposes. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate U.S. Holders, including individual U.S. Holders, as described below. Accordingly, the availability of foreign tax credits or the reduced tax rate for dividends received by certain non-corporate U.S. Holders, including individual U.S. Holders, could be affected by future actions that the U.S. Treasury or parties to whom ADSs are pre-released may take.

Taxation of Dividends and Other Distributions on the ADSs or Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of any distributions made by us to you with respect to the ADSs or shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by the depositary, in the case of ADSs, or by you, in the case of shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2011, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the ADSs or shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and

(3) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, shares, or ADSs representing such shares, are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the New York Stock Exchange, as are our ADSs (but not our shares). You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or shares, including the effects of any change in law after the date of this annual report.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the ADSs or shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess will be treated first as a tax-free return of your tax basis in your ADSs or shares, and then, to the extent such excess exceeds such tax basis, as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of ADSs or Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or share equal to the difference between the amount realized (in U.S. dollars) for the ADS or share and your tax basis (in U.S. dollars) in the ADS or share. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ADS or share for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes.

Passive Foreign Investment Company

A non-U.S. corporation is considered a PFIC for any taxable year if either:

•	at least 75% of its gross income for such year is passive income, or

•

at least 50% of the value of its assets (based on an average of the quarterly values of the assets during such year) is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”).

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

Based on the valuation of our assets, including goodwill, and the composition of our income and assets, we believe that we were not a PFIC for our taxable year ending December 31, 2007. We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. In particular, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our ADSs and shares, our PFIC status will depend in large part on the market price of our ADSs and shares. Accordingly, fluctuations in the market price of the ADSs and shares may cause us to become a PFIC. If we are a PFIC for any year during which you hold ADSs or shares, we will continue to be treated as a PFIC for all succeeding years during which you hold ADSs or shares. However, if we cease to be a PFIC, you may avoid some of the adverse effects of the PFIC regime by making a “deemed sale” election with respect to the ADSs or shares, as applicable.

If we are a PFIC for any taxable year during which you hold ADSs or shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or shares,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•

the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or shares cannot be treated as capital, even if you hold the ADSs or shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the ADSs or shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs or shares as of the close of your taxable year over your adjusted basis in such ADSs or shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs or shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs or shares, as well as to any loss realized on the actual sale or disposition of the ADSs or shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or shares. Your basis in the ADSs or shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “—Taxation of Dividends and Other Distributions on the ADSs or Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. We expect that the ADSs will continue to be listed on the New York Stock Exchange; therefore, we expect that if the ADSs are regularly traded and you are a holder of ADSs, the mark-to-market election would be available to you were we to become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election.

If you hold ADSs or shares in any year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 regarding distributions received on the ADSs or shares and any gain realized on the disposition of the ADSs or shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in ADSs or shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to ADSs or shares and proceeds from the sale, exchange or other disposition of ADSs or shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information.

F.    Dividends and Paying Agents

Not applicable.

G.    Statement by Experts

Not applicable.

H.    Documents on Display

We have filed with the SEC registration statements on Form F-1 (File Number 333-148550), including relevant exhibits and securities under the Securities Act with respect to underlying ordinary shares represented by the ADSs.

We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than six months after the close of each fiscal year, which is December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

We will furnish The Bank of New York, the depositary of our ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

I.    Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company—C. Organizational Structure.”

ITEM 11. QUANTITATIVE	AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, inflation as measured by the consumer price index in China was 1.8%, 1.5% and 4.8% in 2005, 2006 and 2007, respectively.

Foreign exchange risk

Our sales in China are denominated in Renminbi, and our export sales are generally denominated in U.S. dollars. Our costs and capital expenditures are largely denominated in Renminbi and foreign currencies, including U.S. dollars, Euros and Japanese Yen. Fluctuations in currency exchange rates, particularly between the U.S. dollar and Renminbi and between Euros and Renminbi, could have a significant impact on our financial condition and results of operations, affect our gross and operating profit margins, and result in foreign exchange and operating gains or losses.

We incurred foreign currency exchange losses of approximately $2,000 for the year ended December 31, 2005 and $4.0 million for the year ended December 31, 2007, but a foreign exchange gain of $0.4 million for the year ended December 31, 2006. We have employed derivative financial instruments to manage our exposure to fluctuations in foreign currency exchange rates, including forward exchange contracts to hedge the exchange rate risk arising from future costs and capital expenditures. We do not hold derivative financial instruments for trading purposes. Although we consider the use of a derivative portfolio to be an effective risk management tool, we did not apply hedge accounting. Such derivative instruments are marked to market and are recorded in the combined balance sheets as either an asset or liability, with changes in fair value recognized in the income statement in administrative and general expenses.

Interest rate risk

Our exposure to interest rate risk relates to interest expenses incurred by our short-term and long-term borrowings, RMB928,700,000 U.S. Dollar Settled 1% Convertible Bonds due 2012 and interest income generated by excess cash invested in demand deposits with original maturities of three months or less. We have not used any derivative financial instruments to manage our interest rate risk exposure due to lack of such financial instruments in China. Historically, we have not been exposed to material risks due to changes in interest rates; however, our future interest income may decrease or interest expenses on our borrowings may increase due to changes in market interest rates. We are currently not engaged in any interest rate hedging activities.

Recent Accounting Pronouncements

In September 2006, the FASB issued Statement No.157, Fair Value Measurements, or SFAS 157, which establishes a framework for measuring fair value and expands disclosures regarding fair value measurements.

The changes to current practice resulting from the application of this Statement relate to the definition of fair value, methods used to measure fair value, and the expanded disclosures of fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007, and interim period within those fiscal years. The adoption of SFAS 157 is not expected to have a material impact on our financial position or results of operations.

In February 2007, the FASB issued Statement No.159, The Fair Value Option for Financial Assets and Financial Liabilities, or SFAS 159. This Statement permits entities to choose to measure many financial instruments at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring different assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 is effective for fiscal year beginning after November 15, 2007. We do not plan to elect the fair value option under SFAS 159. As a result, SFAS 159 does not have a material impact on our financial position or results of operations.

In December 2007, the FASB issued Statement No. 141 (revised 2007) “Business Combinations”, or SFAS 141(R), to improve reporting and to create greater consistency in the accounting and financial reporting of business combinations. The standard requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. SFAS 141(R) amends SFAS 109, “Accounting for Income Taxes,” such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of SFAS 141(R) would also apply the provisions of SFAS 141(R). An entity may not apply it before that date. We are currently evaluating the potential effects on our consolidated financial statements.

In December 2007, the FASB issued Statement No. 160, Non-controlling Interests in Consolidated Financial Statements, or SFAS 160, to improve the relevance, comparability, and transparency of financial information provided to investors by requiring all entities to report non-controlling interests in subsidiaries in the same way as required in the consolidated financial statements. Moreover, SFAS 160 eliminates the diversity that currently exists in accounting for transactions between an entity and non-controlling interests by requiring they be treated as equity transactions. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. We are currently evaluating the impact of the adoption of SFAS 160 on our consolidated financial position, results of operations or cash flows.

In February 2008, the FASB issued FASB Staff Position No. FAS 157-2, Effective Date of FASB Statement No. 157, or FSP 157-2, to partially defer SFAS 157. FSP 157-2 defers the effective date of SFAS 157 for nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), to fiscal years, and interim periods within those fiscal years, beginning after November 15, 2008. We are currently evaluating the impact of adopting the provisions of FSP 157-2.

In March 2008, the FASB issued Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133, or SFAS 161, to enhance disclosures about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for and their effect on an entity’s financial position, financial performance, and cash flows. SFAS 161 is effective for us on January 1, 2009. We are currently evaluating the impact that the adoption of SFAS 161 will have on our consolidated financial statements.

ITEM 12. DESCRIPTION	OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13. DEFAULTS,	DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL	MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

We completed an initial public offering of 33,333,333 shares at $1.50 per share on AIM in August 2006. We have used all of the proceeds from the offering as indicated in the prospectus for the offering.

As of December 31, 2007, our cash resources amount to $53,136,512, comprising of $20,918 of cash on hand and $53,115,594 of cash in the bank.

On February 1, 2008, we and certain selling shareholders of our company completed an initial public offering of 10,000,000 ADSs on the NYSE at $13.00 per ADS. The aggregate amount registered and sold was approximately $130.0 million, of which we received net proceeds of approximately $109.0 million. The effective date of our registration statements on Form F-1 (Registration No. 333-148550) and Form F-6 (Registration No. 333-148559) was January 28, 2008. The net proceeds from our initial public offering were allocated as follows:

•	approximately $70 million to expand our solar wafer manufacturing facilities and purchase additional equipment for our wafer capacity expansion plan in 2008 and 2009;

•	approximately $35 million to invest in polysilicon manufacturing production in 2008 and 2009; and

•	the remaining amount for other general corporate purposes.

On June 18, 2008, we and certain selling shareholders of our company completed a follow-on public offering of 10,350,000 ADSs on the NYSE at $20.50 per ADS. The aggregate price of the offering amount registered was approximately $212.2 million, of which we received net proceeds of approximately $187.0 million, excluding offering expenses. The effective date of our registration statement on Form F-1 (Registration No. 333-151315) was June 17, 2008. The underwriting discount for this offering was approximately $9.5 million. The total expenses for this offering is estimated to be approximately $1.6 million. The net proceeds from our follow-on offering will be allocated as follows:

•	approximately $65 million to expand our solar wafer manufacturing facilities and purchase additional equipment for our wafer capacity expansion plan in 2008 and 2009;

•	approximately $95 million to invest in polysilicon manufacturing production in 2008 and 2009; and

•	the remaining amount for other general corporate purposes.

Depending on future events and other changes in the business climate, we may determine at a later time to use the net proceeds for different purposes.

We did not receive any of the proceeds from the sale of ADSs by the selling shareholders. Credit Suisse, Deutsche Bank Securities, Piper Jaffray, Lazard Capital Markets, and Oppenheimer & Co. were the underwriters for the initial public offering and the follow-on offering of our ADSs.

ITEM 15. CONTROLS	AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act as of the end of the period covered by this report. Based on such evaluation, our management has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective.

During the preparation and external audit of our consolidated financial statements for the year ended December 31, 2007, we identified a material weakness and certain deficiencies in our internal control over financial reporting, as defined in the standards established by the U.S. Public Company Accounting Oversight Board. The material weakness identified related to our failure to apply, or failure to apply in a consistent manner, certain aspects of accounting policies and procedure, such as inadequate formal documentation on the control procedures on the financial reporting of some subsidiaries and joint venture entity and inadequate control procedures to identify and apply relevant accounting treatment to non-routine transactions.

We are in the process of implementing measures to remedy this material weakness and deficiencies to meet the deadline imposed by Section 404 of the Sarbanes-Oxley Act. In addition, under the supervision and with the participation of our senior management, including our chief executive officer and chief financial officer, we are in the process of conducting further evaluations of our internal control over financial reporting for compliance with the requirements of Section 404 under the Sarbanes-Oxley Act. We have engaged an external consultant to assist us in evaluating, designing, implementing and testing our internal controls over financial reporting intended to comply with the requirements of Section 404.

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Changes in Internal Control

There were no changes in our internal control over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Jing Wang, the chairman of our audit committee, is our audit committee financial expert.

ITEM 16B. CODE	OF ETHICS

Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, chief financial officer, chief operating officer, chief technology officer, vice presidents and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as an exhibit to this annual report on Form 20-F, and posted the code on our website www.renesola.com. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

ITEM 16C. PRINCIPAL	ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu CPA Ltd., our independent registered public accounting firm, for the periods indicated. We did not pay any other fees to our independent registered public accounting firm during the periods indicated below.

	For the Year Ended December 31,
	2005	2006	2007
Audit fees(1)	—	200,730	320,000
Audit-related fees(2)	—	—	750,000

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements and the review of our comparative interim financial statements.
(2)	“Audit related fees” represents aggregate fees billed for professional services rendered by our independent registered public accounting firm for the assurance and related services, which mainly included the issuance of the audit and review of financial statements and other assurance services rendered in connection with our initial public offering in 2008.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Deloitte Touche Tohmatsu CPA Ltd., including audit services, audit-related services, tax services and other services as described above, other than those for de minimus services that are approved by the Audit Committee prior to the completion of the audit.

ITEM 16D. EXEMPTIONS	FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASES	OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

PART III

ITEM 17. FINANCIAL	STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL	STATEMENTS

The consolidated financial statements of ReneSola Ltd are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document
1.1	Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3) (incorporated by reference to Exhibit 4.1 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

Exhibit Number	Description of Document
2.2	Registrant’s Specimen Certificate for Shares (incorporated by reference to Exhibit 4.2 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

2.3	Form of Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

2.4	Deed of Agreement among Xianshou Li, Yuncai Wu and Diverso Management Limited dated as of May 31, 2006 (incorporated by reference to Exhibit 4.4 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

2.5	Deed of Agreement among Xianshou Li, Yuncai Wu, Diverso Management Limited and Charles Xiaoshu Bai dated as of August 3, 2006, amended as of March 7, 2007 (incorporated by reference to Exhibit 4.5 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

2.6	Lock-in Deed among the Registrant, Hanson Westhouse LLP, Xianshou Li and Ruixin Holdings Limited dated as of August 2, 2006 (incorporated by reference to Exhibit 4.6 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

2.7	Lock-in Deed among the Registrant, Hanson Westhouse LLP, Yuncai Wu and Yuncai Holdings Limited dated as of August 2, 2006 (incorporated by reference to Exhibit 4.7 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

2.8	Lock-in Deed among the Registrant, Hanson Westhouse LLP and Xiaoshu Bai dated as of August 2, 2006 (incorporated by reference to Exhibit 4.8 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

2.9	Lock-in Deed among the Registrant, Hanson Westhouse LLP and Diverso Management Limited dated as of August 2, 2006 (incorporated by reference to Exhibit 4.9 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

2.10	Restricted Share Subscription Agreement between the Registrant and Xiaoshu Bai (incorporated by reference to Exhibit 4.10 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

4.1	2007 Share Incentive Plan (incorporated by reference to Exhibit 10.1 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

4.2	Form of Indemnification Agreement with the Registrant’s directors (incorporated by reference to Exhibit 10.2 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

4.3	Service Agreement among the Registrant, Zhejiang Yuhui and Xianshou Li (incorporated by reference to Exhibit 10.3 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

4.4	Chief Finance Officer Service Agreement between Zhejiang Yuhui and Charles Xiaoshu Bai (incorporated by reference to Exhibit 10.4 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

Exhibit Number	Description of Document
4.5	Service Agreement between the Registrant and Yuncai Wu (incorporated by reference to Exhibit 10.5 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

4.6	Chief Technology Officer Service Agreement between the Registrant and Binghua Huang (incorporated by reference to Exhibit 10.6 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

4.7	Employment Agreement among the Registrant, ReneSola America Inc. and Panjian Li (incorporated by reference to Exhibit 10.7 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

4.8	Technology Consultant Service Agreement between the Registrant and Ying Tao (incorporated by reference to Exhibit 10.8 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

4.9	Chief Operating Officer Service Agreement between the Registrant and Cheng-Hsien Yeh (incorporated by reference to Exhibit 10.9 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

4.10	English Translation of Real Estate Transfer Agreement between Zhejiang Yuhuan and Zhejiang Yuhui dated as of May 8, 2006 (incorporated by reference to Exhibit 10.10 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

4.11	English Translation of Fund Entrusted Management Contract between Zhejiang Yuhuan Solar Energy Co., Ltd. and Zhejiang Yuhui dated as of August 24, 2006 (incorporated by reference to Exhibit 10.11 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May, 2008)

†4.12	Sales Contract between Motech Industries INC. and Zhejiang Yuhui dated as of November 17, 2006 (incorporated by reference to Exhibit 10.12 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

4.13	English Translation of Sales Contract between Suntech Power Co., Ltd. and Zhejiang Yuhui dated as of September 20, 2006 (incorporated by reference to Exhibit 10.13 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May, 2008)

4.14	English Translation of Form of Purchase Contract between Jingke Energy Co., Ltd. and Zhejiang Yuhui (incorporated by reference to Exhibit 10.14 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

4.15	English Translation of Form of Purchase Contract between Desheng Energy, formerly Shangrao Desheng Industrial Co., Ltd. and Zhejiang Yuhui (incorporated by reference to Exhibit 10.15 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

4.16	English Translation of Form of Guarantee Contract among Bank of China, Xiahe Lian and Xianshou Li (incorporated by reference to Exhibit 10.16 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

4.17	English Translation of Mortgage Contract between Industrial and Commercial Bank of China and Xianshou Li dated as of May 26, 2006 (incorporated by reference to Exhibit 10.17 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

Exhibit Number	Description of Document
†4.18	English Translation of Equipment Purchase and Sales Contract between Shanghai Hanhong Precision Machinery Co., Ltd. and Zhejiang Yuhui dated as of June 2, 2007 (incorporated by reference to Exhibit 10.18 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

†4.19	Form of Equipment Purchase Contract between Meyer Burger AG and Zhejiang Yunhui (incorporated by reference to Exhibit 10.19 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

4.20	English Translation of Contract between Beijing Oriental Keyun Crystal Technologies Co., Ltd. and Zhejiang Yuhui dated as of June 2, 2006 (incorporated by reference to Exhibit 10.20 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

4.21	English Translation of Purchase Contract between Beijing Oriental Keyun Crystal Technologies Co., Ltd. and Zhejiang Yuhui dated as of November 16, 2006 and Confirmation for Effectiveness of Contract (incorporated by reference to Exhibit 10.21 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

4.22	Form of Contract between ALD Vacuum Technologies GmbH and Zhejiang Yuhui (incorporated by reference to Exhibit 10.22 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

4.23	English Translation of Loan Agreement between Zhejiang Yuhuan and Zhejiang Yuhui dated as of October 30, 2006 (incorporated by reference to Exhibit 10.23 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

4.24	English Translation of Agreement among YCSESC, Zhejiang Yuhuan and Zhejiang Yuhui dated as of May 31, 2006 (incorporated by reference to Exhibit 10.24 from our F-1 registration statement (File No. 333-148550), as amended, initially filed with the Commission on May 30, 2008)

4.25	Sales Contract between Zhejiang Yuhui and Komex Inc. dated as of June 29, 2006 (incorporated by reference to Exhibit 10.25 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

4.26	Contract between HCT Shaping Systems SA and Zhejiang Yuhui dated as of May 23, 2007 (incorporated by reference to Exhibit 10.26 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

4.27	English translation of Share Trust Agreement among Xianshou Li, Yuncai Wu, Xiangjun Dong and Zhengmin Lian dated as of May 2, 2006 as well as Supplemental Agreement in July 2007 (incorporated by reference to Exhibit 10.27 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

4.28	Trust Deed between the Registrant and DB Trustees (Hong Kong) Limited dated as of March 26, 2007 (incorporated by reference to Exhibit 10.28 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

4.29	Paying and Conversion Agency Agreement among the Registrant, Deutsche Bank AG, Hong Kong Branch, Deutsche Bank Luxembourg S. A. and DB Trustees (Hong Kong) Limited dated as of March 26, 2007 (incorporated by reference to Exhibit 10.29 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

Exhibit Number	Description of Document
4.30	English Translation of Cooperation Agreement between the Registrant and Linzhou Zhongsheng Steel Co., Ltd. dated as of August 3, 2007 (incorporated by reference to Exhibit 10.30 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

4.31	English Translation of Equity Joint Venture Contract between Linzhou Zhongsheng Steel Co., Ltd. and ReneSola Ltd dated as of August 3, 2007 (incorporated by reference to Exhibit 10.31 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

4.32	English Translation of Purchase Contract between Suntech Power Co., Ltd. and Zhejiang Yuhui dated as of September 30, 2007 (incorporated by reference to Exhibit 10.32 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

4.33	English Translation of Lease Agreement between Zhejiang Yuhuan and Zhejiang Yuhui dated as of October 5, 2007 (incorporated by reference to Exhibit 10.33 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

4.34	English Translation of Polysilicon Supply Contract between Sichuan Yongxiang Polysilicon Co., Ltd. and Zhejiang Yuhui dated as of October 16, 2007 (incorporated by reference to Exhibit 10.34 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

4.35	Equipment Supply and Purchase Contract between Sichuan Renesola Silicon Material Co., Ltd. and Chemical Equipment Engineering Limited dated as of September 27, 2007 (incorporated by reference to Exhibit 10.35 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

4.36	English Translation of Equity Transfer Agreement between Ruiyu Solar Energy Technology Co., Ltd. and the Registrant dated as of April 20, 2006 (incorporated by reference to Exhibit 10.36 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

4.37	English Translation of Equity Transfer Agreement between Zhejiang Yuhuan and the Registrant dated as of April 20, 2006 (incorporated by reference to Exhibit 10.37 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

4.38	English Translation of Purchase Contract between Desheng Energy, formerly Shangrao Desheng Industrial Co., Ltd., and Zhejiang Yuhui dated as of July 9, 2007 (incorporated by reference to Exhibit 10.38 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

4.39	English Translation of Polysilicon Supply Contract between Daqo New Material Co., Ltd. and Zhejiang Yuhui dated as of October 31, 2007 (incorporated by reference to Exhibit 10.39 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

4.40	English Translation of Supply and Purchase Contract between Jingao Solar Co., Ltd. and Zhejiang Yuhui dated as of December 13, 2007 (incorporated by reference to Exhibit 10.40 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

Exhibit Number	Description of Document

4.41	English Translation of Loan Contract between Bank of China and Zhejiang Yuhui dated as of January 2, 2008 (incorporated by reference to Exhibit 10.41 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

4.42	Contract between ALD Vacuum Technologies GmbH and Zhejiang Yuhui dated as of January 22, 2008 (incorporated by reference to Exhibit 10.42 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

4.43	Equipment Supply and Purchase Contract between Sichuan Renesola Silicon Material Co., Ltd. and Chemical Equipment Engineering Limited dated as of February 5, 2008 (incorporated by reference to Exhibit 10.43 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

4.44	English Translation of Supplemental Equipment Purchase and Sales Contract between Shanghai Hanhong Precision Machinery Co., Ltd. and Zhejiang Yuhui dated as of February 15, 2008 (incorporated by reference to Exhibit 10.44 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

4.45	English Translation of Liability Transfer Agreement between Desheng Energy, Jingke and Zhejiang Yuhui dated as of May 28, 2008 (incorporated by reference to Exhibit 10.45 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

8.1	Subsidiaries of the registrant (incorporated by reference to Exhibit 21.1 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Filed with this annual report on Form 20-F
†	Confidential treatment has been granted with respect to portions of this exhibit and such confidential treatment portions have been deleted and replaced with “****” and filed separately with the Securities and Exchange Commission pursuant to Rule 406 under the Securities Act of 1933.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RENESOLA LTD

By	/s/ Xianshou Li
Name:	Xianshou Li
Title:	Director and Chief Executive Officer

Date: June 24, 2008

RENESOLA LTD

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ReneSola Ltd:

We have audited the accompanying consolidated balance sheets of ReneSola Ltd, and subsidiaries (“the Company”) as of December 31, 2006 and 2007, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2007 and the related financial statement schedule included in Schedule I. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of ReneSola Ltd and subsidiaries as of December 31, 2006 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

Deloitte Touche Tohmatsu CPA Ltd.

Shanghai, China

May 30, 2008

RENESOLA LTD

CONSOLIDATED BALANCE SHEETS

(Amounts expressed in U.S. dollars)

	As of December 31,
	2006	2007
ASSETS
Current assets:
Cash and cash equivalents	$9,861,698	$53,136,512
Accounts receivable, net of allowances for doubtful receivables of $3,279 and $149,949 on December 31, 2006 and 2007, respectively	693,483	8,754,768
Inventories	44,775,370	110,630,212
Advances to suppliers	16,951,713	53,727,486
Amounts due from related parties	5,765,715	13,381,852
Value added tax recoverable	5,017,075	116,799
Prepaid expenses and other current assets	2,978,367	13,006,537
Deferred tax assets	3,321,479	10,486,641

Total current assets	89,364,900	263,240,807

Property, plant and equipment, net	19,907,593	136,598,396
Prepaid land rent, net	4,254,279	7,502,601
Deferred tax assets	102,266	284,126
Deferred convertible bond issue costs	—	3,335,681
Advances for purchases of property, plant and equipment	14,956,525	29,647,736

Total assets	$128,585,563	$440,609,347

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	$14,674,862	$71,691,426
Accounts payable	4,901,913	13,146,538
Advances from customers	34,452,482	59,625,711
Amounts due to related parties	605,735	—
Other current liabilities	1,346,911	13,912,136

Total current liabilities	55,981,903	158,375,811
Convertible bond payable	—	128,264,791
Long-term borrowings	—	17,797,000
Other long-term liabilities	62,928	1,246,180

Total liabilities	56,044,831	305,683,782

Commitments and contingencies (see note 17)
Minority interest:	—	9,216,908

Shareholders’ equity
Common shares (no par value; 125,000,000 shares authorized; 100,000,032 and 100,000,032 shares issued and outstanding at December 31, 2006 and 2007, respectively)	36,265,997	36,265,997
Additional paid-in capital	11,764,631	14,826,696
Retained earnings	23,264,197	66,200,488
Accumulated other comprehensive income	1,245,907	8,415,476

Total shareholders’ equity	72,540,732	125,708,657

Total liabilities and shareholders’ equity	$128,585,563	$440,609,347

See notes to consolidated financial statements.

RENESOLA LTD

CONSOLIDATED STATEMENTS OF INCOME

(Amounts expressed in U.S. dollars, except number of shares and per share data)

	Years ended December 31,
	2005	2006	2007
Net revenues:
Product sales	$5,087,962	$78,515,256	$231,282,256
Processing services	—	5,855,423	17,690,829

Total net revenue	5,087,962	84,370,679	248,973,085

Cost of revenues:
Product sales	3,677,176	57,140,635	184,292,314
Processing services	—	2,504,945	11,184,756

Total cost of revenues	3,677,176	59,645,580	195,477,070

Gross profit	1,410,786	24,725,099	53,496,015

Operating expenses:
Sales and marketing	210,037	335,135	584,834
General and administrative	356,289	2,284,472	8,753,983
Research and development	—	38,968	1,142,623
Other general expense (income)	242,990	(168,676)	(418,027)

Total operating expenses	809,316	2,489,899	10,063,413

Income from operations	601,470	22,235,200	43,432,602

Non-operating expenses (income):
Interest income	(941)	(312,161)	(1,933,991)
Interest expenses	27,396	330,948	4,512,087
Foreign exchange loss (gain)	1,502	(363,785)	4,046,897

Total non-operating expenses (income)	27,957	(344,998)	6,624,993

Income before income tax and minority interest	573,513	22,580,198	36,807,609
Income tax benefit	617,352	2,720,601	6,155,828
Minority interest	—	—	27,146

Net income	$1,190,865	$25,300,799	$42,936,291

Earnings per share
Basic	$0.02	$0.32	$0.43

Diluted	$0.02	$0.32	$0.43

Weighted average number of shares used in computing earnings per share:
Basic	66,666,699	80,000,032	100,000,032

Diluted	66,666,699	80,122,052	108,221,480

See notes to consolidated financial statements.

RENESOLA LTD

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

AND COMPREHENSIVE INCOME

(Amount expressed in U.S. dollars, except number of shares)

	Common Shares		Additional Paid-in Capital	Earnings (accumulated deficit)	Accumulated Other Comprehensive Income (loss)	Total	Total Comprehensive Income
	Shares	Amount
Balance at January 1, 2005	66,666,699	$1	$457,600	$(18,779)	$(262)	$438,560
Capital contribution from shareholders	—	—	1,042,582	—	—	1,042,582
Net income	—	—	—	1,190,865	—	1,190,865	$1,190,865
Foreign exchange translation adjustment	—	—	—	—	30,508	30,508	30,508

Balance at December 31, 2005	66,666,699	1	1,500,182	1,172,086	30,246	2,702,515	1,221,373

Distribution in respect of reorganization (see note 1)	—	—	—	(2,878,000)	—	(2,878,000)
Issuance of common shares pursuant to initial public offer	33,333,333	50,000,000	—	—	—	50,000,000
Share issuance cost	—	(13,734,004)	—	—	—	(13,734,004)
Contribution from shareholders for share issuance costs (see note 12)	—	—	10,000,004	—	—	10,000,004
Share-based compensation	—	—	264,445	—	—	264,445
Deemed distribution for transfer of asset (see note 16 )	—	—	—	(330,688)	—	(330,688)
Net income	—	—	—	25,300,799	—	25,300,799	25,300,799
Foreign exchange translation adjustment	—	—	—	—	1,215,661	1,215,661	1,215,661

Balance at December 31, 2006	100,000,032	36,265,997	11,764,631	23,264,197	1,245,907	72,540,732	26,516,460

		—	—	—	—	—
Share-based compensation	—	—	929,065	—	—	929,065
Shareholders’ contribution (see note 1)	—	—	2,133,000	—	—	2,133,000
Net income	—	—	—	42,936,291	—	42,936,291	42,936,291
Foreign exchange translation adjustment	—	—	—	—	7,169,569	7,169,569	7,169,569

Balance at December 31, 2007	100,000,032	$36,265,997	$14,826,696	$66,200,488	$8,415,476	$125,708,657	$50,105,860

See notes to consolidated financial statements.

RENESOLA LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts expressed in U.S. dollars)

	Years ended December 31,
	2005	2006	2007
Cash flows from operating activities:
Net income	$1,190,865	$25,300,799	42,936,291
Adjustments for:
Minority interest	—	—	27,146
Depreciation	45,013	732,859	4,170,400
Amortization of deferred convertible bond issue costs and premium	—	—	2,180,970
Allowances for doubtful receivables	131,373	65,808	469,477
Prepaid land rent expensed	—	31,485	147,275
Loss on disposal of plant and equipment	238,199	—	—
Loss on change in fair value of derivatives	—	—	524,672
Share-based compensation	—	264,445	929,065
Changes in operating assets and liabilities:
Accounts receivable	(316,179)	(557,073)	(7,838,691)
Inventories	(3,215,221)	(40,591,047)	(60,436,604)
Advances to suppliers	(1,073,639)	(15,559,023)	(34,275,598)
Amounts due from related parties	(547,098)	(4,967,314)	(6,934,044)
Value added tax recoverable	(607,640)	(4,296,490)	5,039,949
Prepaid expenses and other current assets	(159,425)	(2,399,708)	(6,562,504)
Prepaid land rent	—	(4,036,096)	(2,985,672)
Accounts payable	1,218,170	3,195,094	7,597,985
Advances from customers	4,471,055	29,200,478	21,898,122
Other liabilities	323,737	837,481	7,872,905
Deferred taxes	(617,352)	(2,720,601)	(6,422,628)

Net cash provided by (used in) operating activities	1,081,858	(15,498,903)	(31,661,484)

Cash flows from investing activities:
Purchases of property, plant and equipment	(2,186,044)	(17,606,865)	(101,398,281)
Advances for purchases of property, plant and equipment	(53,498)	(14,597,720)	(13,121,265)
Proceeds from disposal of property, plant and equipment	2,805	—	—
Cash provided to related parties	—	—	(4,995,449)
Cash collected from related parties	—	—	1,315,000

Net cash used in investing activities	(2,236,737)	(32,204,585)	(118,199,895)

Cash flows from financing activities:
Net proceeds from short-term borrowings	452,809	13,747,048	70,895,165
Proceeds from issuance of common shares	—	50,000,000	—
Share issuance costs	—	(3,734,000)	—
Net proceeds from issuance of convertible bonds	—	—	115,770,501
Contribution from minority shareholders of subsidiaries	—	—	360,824
Proceeds from capital contribution	1,042,582	—	2,133,000
Distribution in respect of reorganization (see note 1)	—	(2,878,000)	—
Other distribution to shareholders	—	(330,688)	—
Cash received from related parties	187,482	1,269,661	110,703
Cash paid to related parties	(183,472)	(855,750)	(732,745)

Net cash provided by financing activities	1,499,401	57,218,271	188,537,448

Effect of exchange rate changes	20,043	(57,224)	4,598,745

Net increase in cash and cash equivalents	364,565	9,457,559	43,274,814
Cash and cash equivalents, beginning of year	39,574	404,139	9,861,698

Cash and cash equivalents, end of year	$404,139	$9,861,698	$53,136,512

Supplemental schedule of non-cash transactions:
Contribution from shareholders for share issuance costs	$—	$10,000,004	$—
Payable for purchases of property, plant and equipment	—	$163,093	$8,349,031
Contribution from shareholders of variable interest entity in the form of property and equipment	$—	$—	$9,303,486
Supplemental disclosure of cash flow information:
Interest paid	$27,396	$464,081	$3,569,048
Income tax paid	$—	$—	$—

see notes to consolidated financial statements.

RENESOLA LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(Amounts expressed in U.S. dollar unless otherwise stated)

1.	ORGANIZATION AND NATURE OF OPERATIONS

ReneSola, its subsidiaries and variable interest entity (collectively the “Company”) are engaged in the manufacture and sale of solar wafers and related products, which are integrated into photovoltaic cells, the principal component of crystalline solar panels.

The following table lists all subsidiaries and variable interest entity of the Company as of December 31, 2007:

Subsidiaries	Date of incorporation	Place of incorporation	Percentage of ownership
ReneSola Ltd (“ReneSola”)	March 17, 2006	the British Virgin Islands	100%
Zhejiang Yuhui Solar Energy Co Ltd. (“Zhejiang Yuhui”)	August 7, 2003	the People’s Republic of China (“PRC”)	100%
ReneSola America Inc. (“ReneSola America”)	November 12, 2006	the United States of America	100%
ReneSola Singapore Pte Ltd. (“ReneSola Singapore”)	March 28, 2007	Singapore	100%
ReneSola (Malaysia) SDN. BHD. (“ReneSola Malaysia”)	February 12, 2007	Malaysia	51%
Linzhou Zhongsheng Semiconductor Silicon Material Co., Ltd. (“Linzhou Zhongsheng”)	August 17, 2007	PRC	49%
Sichuan ReneSola Silicon Material Co., Ltd (“Sichuan ReneSola”)	August 25, 2007	PRC	100%

Zhejiang Yuhui commenced operations in July 2005. ReneSola America commenced operations in November 2006. ReneSola Singapore commenced operations in May 2007. ReneSola Malaysia commenced operation in October 2007. Linzhou Zhongsheng and Sichuan ReneSola are expected to commence operation in January 2008 and first half of 2009, respectively.

In the periods presented, substantially all of the Company’s business was conducted through Zhejiang Yuhui.

Reorganization

In March 2006, ReneSola was incorporated in the British Virgin Islands. ReneSola was 66% owned by Mr. Xianshou Li, a director and chief executive officer, and 34% by Mr. Yuncai Wu, a director and chief operating officer.

As part of a restructuring process, in April 2006, all owners of Zhejiang Yuhui (the “Ultimate Owners”) sold 100% of their equity interests in Zhejiang Yuhui to ReneSola for $2,878,000, of which $2,133,000 were gifted back to Zhejiang Yuhui to be used to fund a bonus pool for the benefits of the employees of the Company. At the time of its incorporation, ReneSola was owned by the Ultimate Owners, through direct ownership or shareholder agreement, in the same proportion as their ownership interests in Zhejiang Yuhui. This restructuring process has been accounted for as a recapitalization, as ReneSola and Zhejiang Yuhui were under common control. Accordingly, the assets and liabilities were transferred at historical costs and the consideration paid by ReneSola has been recognized as distributions to shareholders. The consolidated financial statements have been presented as if ReneSola owned Zhejiang Yuhui throughout the periods presented.

Acquisitions of Subsidiary and Variable Interest Entity Interest

(a) In July 2007, the Company invested Ringgit Malaysian 1,260,521 (approximately $370,483) for a 51% equity interest in ReneSola (Malaysia) SND. BHD. (“ReneSola Malaysia”). ReneSola Malaysia is in the business of treating, processing, converting, compounding and dealing in recycled silicon materials. The Company has consolidated ReneSola Malaysia in its December 31, 2007 balance sheet. The equity interest not owned by ReneSola is reported as a non-controlling interest on the balance sheet as of December 31, 2007.

(b) In August 2007, ReneSola and Linzhou Zhongsheng Steel Co., Ltd. (“Zhongsheng Steel”) established Linzhou Zhongsheng Semiconductor (the “Joint Venture”), a joint venture to engage in virgin polysilicon production in Linzhou, Henan Province, China. Pursuant to the joint venture agreement, ReneSola and Zhongsheng Steel will invest approximately RMB102.9 million ($13.7 million) in cash for a 49% equity interest in the Joint Venture and approximately RMB107.1 million ($14.1 million) in the form of facilities, equipment and land use rights for the other 51% equity interest, respectively. As of December 31, 2007, ReneSola has contributed $8.0 million in cash while Zhongsheng Steel contributed tangible assets in the amount of $9.3 million. Under the joint venture agreement, ReneSola is obligated to purchase 90% of the Joint Venture’s output, at 97% of the market price, for a period of 30 years. Under the requirements of Financial Accounting Standard Board (“FASB”) Interpretation No. 46 (Revised), Consolidation of Variable Interest Entities (“FIN 46(R)”), ReneSola has consolidated the Joint Venture in its December 31, 2007 balance sheet, as the Joint Venture was deemed a variable interest entity with ReneSola as its primary beneficiary. The equity interest of the Joint Venture not owned by ReneSola is reported as a non-controlling interest on the balance sheet as of December 31, 2007.

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

(a) Basis of presentation

The consolidated financial statements have been prepared and presented in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

(b) Basis of consolidation

The consolidated financial statements include the financial statements of ReneSola, its subsidiaries and its variable interest entity, Linzhou Zhongsheng. All significant inter-company transactions, balances and unrealized profits and losses have been eliminated on consolidation.

(c) Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of these financial statements and the reported amounts of revenues and expenses for the reporting periods presented. Actual results could materially differ from these estimates. Significant accounting estimates which are susceptible to change as more information becomes available include allowances for doubtful receivables, inventory write-downs, valuation of deferred tax assets, accruals of warranty costs, useful lives of property, plant and equipment and valuation of share-based compensation.

(d) Cash and cash equivalents

Cash and cash equivalents represent cash on hand and held with banks, including demand deposits, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less when purchased.

(e) Inventories

Inventories are stated at the lower of cost or market. Cost is determined by the first-in-first-out method. Cost comprises direct materials, direct labor and those overhead costs that have been incurred in bringing the inventories to their present location and conditions.

Adjustments are recorded to write down the cost of obsolete and excess inventory to the estimated market value based on historical and forecast demand. The estimated market value is measured as the estimated selling price of each class of the inventories in the ordinary course of business less estimated costs of completion and disposal.

The Company’s scrap raw material inventory was $2.3 million as of December 31, 2007. The market value of these materials is primarily based upon a limited number of sales transactions and reference to an independent website containing estimated values for comparable scrap raw materials.

The Company outsources portions of its manufacturing process, including cutting ingots into wafers and converting wafers into solar cells, to various third-party manufacturers. These outsourcing arrangements may or may not include transfer of title of the raw material inventory (ingots or wafers) to the third-party manufacturers.

For those outsourcing arrangements in which title is not transferred, the Company maintains such inventory on the Company’s balance sheet as raw materials inventory while it is in physical possession of the third-party manufacturer. Upon receipt of the processed inventory, it is reclassified as work-in-process inventory and a processing fee is paid to the third-party manufacturer.

For those outsourcing arrangements, in which title (including risk of loss) transfers to the third-party manufacturer, the Company is constructively obligated, through raw materials sales arrangements and processed inventory purchase agreements which have been entered into simultaneously with the third-party manufacturer, to repurchase the processed inventory. In this case, the raw material inventory remains classified as raw material inventory while in the physical possession of the third-party manufacturer and cash received is classified as “advances from customers” on the balance sheet and not as revenue or deferred revenue. Cash payment for outsourcing arrangement which require prepayment for repurchase of the processed inventory is classified as “advances to suppliers” on the balance sheet. There is no right of offset under these arrangements and accordingly, “advances from customers” and “advances to suppliers” remain on the balance sheet until the processed inventory is settled.

(f) Advances to suppliers

The Company makes advance payments to suppliers for raw material supplies which are offset against future purchases. The balance of advances usually covers the next three months’ supply of raw materials required by the Company. The Company does not require collateral or other security against its advances to suppliers. The Company performs ongoing credit evaluation of the financial condition of its suppliers. For all periods presented, no allowance was made for any losses against advances to suppliers.

(g) Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line basis over the following estimated useful lives:

Buildings	40 years
Plant and machinery	10 years
Motor vehicles	5 years
Office equipment	5 years

Construction in progress represents mainly the construction of new facilities. Costs incurred in the construction are capitalized and transferred to property, plant and equipment upon completion, at which time depreciation commences.

(h) Prepaid land rent (net)

Prepaid land rent represent payments made to obtain land use rights. Prepaid land rent is recognized as an expense on a straight-line basis over the lease period of 40 years.

(i) Impairment of long-lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company assesses recoverability of the long-lived assets by comparing the carrying amount of the assets to the estimated future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. The Company recognizes an impairment loss in the event the carrying amount exceeds the estimated future undiscounted cash flows attributable to such assets, measured as the difference between the carrying amount of the assets and the fair value of the impaired assets.

There was no impairment loss of long-lived assets in any of the years presented.

(j) Deferred convertible bond issuance costs

The issuance costs of the Company’s Convertible Bond due 2012 (“Convertible Bonds”) in the amount of $4,224,319 were deferred and are being amortized using the straight-line method, which approximates the effective interest rate method, over a period of three years from March 26, 2007, the date of issuance, to March 26, 2010, the earliest redemption date. The amortization expense for the year ended December 31, 2007 was $1,099,532.

(k) Income taxes

Deferred income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, tax loss and investment tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded to reduce the carrying amount of deferred tax assets if it is considered more likely than not that some portion, or all, of the deferred tax assets will not be realized.

(l) Revenue recognition

The Company sells solar wafers and related products. The Company also enters into agreements to process silicon materials into silicon ingots and wafers for customers. The Company recognizes revenues when products are delivered and title has passed to customers, the price to the buyer is fixed and determinable, and collectibility is reasonably assured. Revenue includes reimbursement of shipping and handling costs. Shipping and handling costs incurred on sale of products and included in sales and marketing expense were $7,582, $6,809 and $19,948 in the years ended December 31, 2005 and 2006 and 2007, respectively. Sales agreements typically contain customary product warranties but do not contain any post-shipment obligations nor any return or credit provisions.

A majority of the Company’s contracts provide that products are shipped under free on board (“FOB”) terms or cost, insurance and freight (“CIF”) terms. Under FOB, the Company fulfils its obligation when the goods have passed over the ship’s rail at the named port of shipment. The customer has to bear all costs and risks of loss or damage to the goods from that point. Under CIF, the Company must pay the costs, insurance and freight necessary to bring the goods to the named port of destination, and bears the risk of loss of or damage to the goods during transit. The Company recognizes revenue when the title of goods and risk of loss or damage is transferred to the customers.

The Company has begun to extend credit terms only to a limited number of customers and receives cash for the majority of the sales transactions before delivery of products, which are recorded as advances from customers. For customers to whom credit terms are extended, the Company assessed a number of factors to determine whether collection from them is reasonably assured, including past transaction history with them and their credit-worthiness.

(m) Cost of revenues

Cost of revenues consists of production related costs including costs of silicon raw materials, consumables, direct labor, overhead costs, depreciation of plant and equipment, and contractor and processing fees.

(n) Research and development

Research and development cost are expensed when incurred.

(o) Warranty cost

The Company’s solar modules are typically sold with 20-year warranties against specified declines in the initial minimum power generation capacity at the time of delivery. We also provided warranties for our solar modules against defects in materials and workmanship for a period of two years from the date of sale. Warranty cost is accrued as revenue is recognized. Due to the limited solar module manufacturing history, the Company does not have a significant history of warranty claim. Cost of warranties is estimated based on an assessment of competitors’ accrual history, industry-standard testing, estimates of failure rates from quality review and other assumptions that are considered to be reasonable under the circumstances. Actual warranty costs are accumulated and charged against accrued warranty liability. To the extent that actual warranty cost differs from the estimates, the Company will prospectively revise the accrual rate.

In April 2006, the Company ceased the manufacture and sale of solar modules.

(p) Foreign currency

The functional currency of ReneSola and its subsidiary in the PRC is Renminbi (“RMB”). The functional currency of ReneSola America is the United States Dollar (“U.S. dollar”). Foreign currency transactions have been translated into the functional currency at the exchange rates prevailing on the date of transactions. Foreign currency denominated monetary assets and liabilities are translated into the functional currency at exchange rates prevailing on the balance sheet date. Exchange gains and losses have been included in determination of net income.

The Company has chosen the U.S. dollar as its reporting currency. Assets and liabilities have been translated using exchange rates prevailing on the balance sheet date. Income statement items have been translated using the weighted average exchange rate for the year. Translation adjustments have been reported as a component of other comprehensive income in the statement of shareholders’ equity.

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Company’s cash and cash equivalents dominated in RMB amounted to RMB1,607,516 ($205,862) and RMB307,202,278 ($42,055,992) at December 31, 2006 and 2007, respectively.

(q) Fair value of financial instruments

Financial instruments of the Company comprise cash and cash equivalents, accounts receivable, amounts due from related parties, advances to suppliers, short-term borrowings, accounts and other payables, advances from customers and long-term borrowings. As of December 31, 2006 and 2007, carrying amounts of cash and cash equivalents, accounts receivable, amounts due to related parties, short-term borrowings, accounts and other payables approximate fair values due to the short-term maturity of these instruments. The carrying value of long-term borrowings approximates fair value as the average interest rate approximates the prevailing market rate.

(r) Derivative financial instruments

The Company enters into derivative financial instruments such as foreign exchange forward contracts to manage its exposure to foreign currency risks. Derivative financial instruments are initially recognized in the balance sheet at fair value and subsequently re-measured to their fair value with changes in fair value included in determination of net income. Net loss on derivative financial instruments of $nil, $4,267 and $475,518 was recognized as expense in the years ended December 31, 2005, 2006 and 2007, respectively.

As of December 31, 2006, the Company had three U.S. dollar foreign currency forward exchange contracts outstanding with a total notional amount of $5,840,000. As of December 31, 2007, the Company has no outstanding foreign exchange forward contracts.

In 2007, certain of the Company’s purchase contracts were denominated in a currency which was not the functional currency of either of the substantial parties to the contract. Accordingly, the contracts contain embedded foreign currency forward contracts subject to bifurcation in accordance with FAS No. 133 “Accounting for Derivative Instruments and Hedging Activities.” The embedded foreign currency derivatives are separately accounted for and measured at fair value with changes in such value recorded to the statements of income and reflected in the statements of cash flows as an operating activity. Embedded foreign currency derivatives are presented as an asset or liability with the changes in their fair value recorded in foreign exchange gain or loss in the statements of income.

As of December 31, 2007, the Company recorded a liability of $546,176 representing the fair value of these embedded foreign currency derivatives and recorded a loss in the same amount in non-operating expenses (income) in the consolidated statements of income.

(s) Earnings per share

Basic earnings per share is computed by dividing income attributable to holders of common shares by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted into common shares.

(t) Share-based compensation

The Company measures the cost of employee services received in exchange for share-based compensation at the grant date fair value of the award. The Company recognizes compensation costs on a straight-line basis over the requisite service period, which is the vesting period.

(u) Comprehensive income

Comprehensive income is the change in equity during a period from transactions and other events and circumstances from non-shareholder sources. Components of the Company’s comprehensive income include net income and foreign currency translation adjustments.

(v) Concentrations of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable and advances to suppliers and related parties. The Company places its cash and cash equivalents with financial institutions with high-credit ratings and quality. The Company conducts credit evaluations of customers and generally does not require collateral or other security from its customers. The Company establishes an allowance for doubtful receivables mainly based on the age of receivables and factors surrounding the credit risk of specific customers.

(w) Recently issued accounting pronouncements

In September 2006, the FASB issued Statement No.157, Fair Value Measurements (“SFAS 157”), which establishes a framework for measuring fair value and expands disclosures regarding fair value measurements. The changes to current practice resulting from the application of this Statement relate to the definition of fair value, methods used to measure fair value, and the expanded disclosures of fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007, and interim period within those fiscal years. The adoption of SFAS 157 is not expected to have a material impact on the Company’s financial position or its results of operations.

In February 2007, the FASB issued Statement No.159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”). This Statement permits entities to choose to measure many financial instruments at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring different assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 is effective for fiscal year beginning after November 15, 2007. The Company does not plan to elect the fair value option under SFAS 159. As a result, SFAS 159 does not have a material impact on the Company’s financial position or its results of operations.

In December 2007, the FASB issued Statement No. 141 (revised 2007) “Business Combinations” (“SFAS 141(R)”) to improve reporting and to create greater consistency in the accounting and financial reporting of business combinations. The standard requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. SFAS 141(R) amends SFAS 109, “Accounting for Income Taxes,” such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of SFAS 141(R) would also apply the provisions of SFAS 141(R). An entity may not apply it before that date. The Company is currently evaluating the potential effects on the consolidated financial statements.

In December 2007, the FASB issued Statement No. 160, Non-controlling Interests in Consolidated Financial Statements (“SFAS 160”) to improve the relevance, comparability, and transparency of financial information provided to investors by requiring all entities to report non-controlling interests in subsidiaries in the same way as required in the consolidated financial statements. Moreover, SFAS 160 eliminates the diversity that currently exists in accounting for transactions between an entity and non-controlling interests by requiring they be treated as equity transactions. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. The Company is currently evaluating the impact of the adoption of SFAS 160 on its consolidated financial position, results of operations or cash flows.

In March 2008, the FASB issued Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133 (“SFAS 161”) to enhance disclosures about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for and their effect on an entity’s financial position, financial performance, and cash flows. SFAS 161 is effective for the Company on January 1, 2009. The Company is currently evaluating the impact that the adoption of SFAS 161 will have on its consolidated financial statements.

4.	ALLOWANCES FOR DOUBTFUL RECEIVABLES

Allowances for doubtful receivables are comprised of allowances for account receivables and allowances for other receivables. An analysis of allowances for accounts receivables at December 31, 2006 and 2007 is as follows:

	At December 31,
	2006	2007
Beginning of the year	$10,145	$3,279
Allowances made during the year	65,808	146,670
Accounts receivables written-off against allowances	(72,674)	—

Closing balance	$3,279	$149,949

An analysis of allowances for other receivables at December 31, 2006 and 2007 is as follows:

	At December 31,
	2006	2007
Beginning of the year	$—	$—
Allowances made during the year	—	342,275
Other receivables written-off against allowances	—	—

Closing balance	$—	$342,275

5.	INVENTORIES

	At December 31,
	2006	2007
Raw materials	$31,981,420	$51,519,418
Work-in-process	12,129,868	57,099,260
Finished goods	664,082	2,011,534

Total inventories	$44,775,370	$110,630,212

The amount of inventories for which title is not transferred to the third-party manufactures was $1,046,529 and $3,988,096 at December 31, 2006 and 2007, respectively. The amount of inventories for which title and risk of loss was transferred to the third-party manufacture was $nil at December 31, 2006 and 2007.

6.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net, comprise:

	At December 31,
	2006	2007
Buildings	$2,998,342	$10,979,745
Leasehold improvement	—	171,692
Plant and machinery	16,021,014	78,191,049
Motor vehicles	230,853	798,663
Office equipment	431,191	1,591,100

	19,681,400	91,732,249
Less: Accumulated depreciation	(762,954)	(5,156,724)

	18,918,446	86,575,525
Construction in progress	989,147	50,022,871

Property, plant and equipment, net	$19,907,593	$136,598,396

Construction in progress represents new production facilities under construction. Depreciation expense for the years ended December 31, 2005 and 2006 and 2007 was $45,013, $732,859, $4,170,400, respectively.

7.	INCOME TAX BENEFIT (EXPENSE)

	Years ended December 31,
	2005	2006	2007
Income (loss) before income tax
PRC	$573,513	$22,968,516	$44,019,117
Other jurisdictions	—	(388,318)	(7,211,508)

Total income before income tax	$573,513	$22,580,198	$36,807,609

Current tax expense
PRC	$—	$—	$205,302
Other jurisdictions	—	—	61,498

Subtotal	$—	$—	$266,800

Deferred tax benefit (expense)
PRC	$617,352	$2,714,401	$6,472,170
Other jurisdictions	—	6,200	(49,542)

Subtotal	$617,352	$2,720,601	$6,422,628

Total income tax benefit	$617,352	$2,720,601	$6,155,828

ReneSola is a tax exempt company under the laws of British Virgin Islands. Under current laws of British Virgin Islands, the Company is not subject to income tax.

Zhejiang Yuhui is a Foreign Invested Enterprise (“FIE”). The statutory income tax rate in the PRC is 33%. As Zhejiang Yuhui is registered in the Coastal Economic Development Area of China, it is subject to an income tax rate of 26.4% (24% of state income tax plus 2.4% local income tax). As a manufacturing-oriented FIE, it is entitled to a tax exemption for two years starting from its first profitable year of operation (2005 to 2006), after utilizing any tax losses brought forward from prior years, and a reduced rate of 13.2% (12% of state income tax plus 1.2% local income tax) for the succeeding three years (from 2007 to 2009, please refer to the change under newly enacted Enterprise Income Tax law in subsequent paragraph).

Zhejiang Yuhui increased its registered capital from $1.5 million to $16.5 million in April 2006, to $28.5 million in September 2006 and then to $102.5 million in August 2007. According to relevant PRC tax regulations, it is entitled to full exemption from enterprise income tax for the two years starting from its first profitable year of operation with respect to the income attributable to operations funded by the increased capital and a 50% deduction in income taxes for the following three years, upon written approval from the tax authority.

ReneSola America is incorporated in the State of Delaware, the United States of America. ReneSola America does not conduct any business activity in Delaware. It is not subject to Delaware State income tax. However, as ReneSola America conducts business activities in the State of Indiana, it is subject to a progressive federal corporate income tax from 15% to 35% and Indiana State income tax of 8.5%, which is deductible from federal tax.

ReneSola Singapore is incorporated in the Republic of Singapore. The corporate income tax rate is 18%. ReneSola Malaysia is incorporated in Malaysia. The corporate income tax rate is 27%.

Sichuan ReneSola is incorporated in the PRC. The corporate income tax rate is 33%. Linzhou Zhongsheng is incorporated in PRC. The corporate income tax rate is 33%.

In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (“FIN 48”), which clarifies the accounting and disclosure for uncertainty in tax positions. FIN 48 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures.

The Company adopted the provisions of FIN 48 effective January 1, 2007. Based on its FIN 48 analysis, the Company has made its assessment of the level of tax authority for each tax position (including the potential application of interest and penalties) based on the technical merits, and has measured the unrecognized tax benefits associated with the tax positions. As of January 1, 2007, the adoption of FIN 48 did not have an impact on the Company’s financial statements. As a result, there was no cumulative effect related to adopting FIN 48.

During the year ended December 31, 2007, the Company has recorded FIN 48 liabilities of $205,302, which affects the effective income tax rate accordingly. It also recognized interest and/or penalties associated with the uncertain tax positions in the FIN 48 tax provision. As of December 31, 2007, the amount of interest and penalties related to the uncertain tax position is immaterial. The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next 12 months.

The years 2003 to 2007 remain subject to examination by the PRC tax authorities.

The following is the tabular reconciliation of FIN 48 liabilities:

	Years ended December 31,
	2006	2007
Unrecognized tax benefits—Opening balance	$—	$—
Gross increase—Current-period tax provisions	—	205,302

Unrecognized tax benefits—Ending balance	$—	$205,302

The principal components of deferred income tax assets and liabilities are as follows:

	At December 31,
	2006	2007
Deferred tax assets
Investment tax credits carryforwards	$3,318,095	$10,404,657
Property, plant and equipment	70,106	191,102
Others	35,544	175,008

Total deferred tax assets	$3,423,745	$10,770,767

Analysis as:
Current	3,321,479	10,486,641
Non-current	102,266	284,126

	$3,423,745	$10,770,767
Deferred tax liabilities
Property, plant and equipment	$—	$379,939
Others	—	258,594

Total deferred tax liabilities	$—	$638,533

Analysis as:
Current	—	5,800
Non-current	—	632,733

	$—	$638,533

Zhejiang Yuhui purchased equipment manufactured in the PRC in 2005, 2006 and 2007. In accordance with PRC tax regulations, Zhejiang Yuhui is entitled to receive income, or investment tax credits, equivalent to 40% of the purchased amount upon written approval from the competent tax authority. As of December 31, 2007, Zhejiang Yuhui had tax credit carried forward of $10,404,657, which will expire in 2014.

As of December 31, 2006 and 2007, the Company has not recorded a valuation allowance to reduce its deferred tax assets because the Company believes that it is more likely than not that the deferred tax assets will be realized as it expects to generate sufficient taxable income in the future.

Reconciliation between the applicable statutory income tax rate and the Company’s effective tax rate for the years ended December 31, 2005, 2006 and 2007 is as follows:

	Years ended December 31,
	2005	2006	2007
PRC applicable income tax rate	26.4%	26.4%	26.4%
Non-deductible loss on disposal of plant and equipment	11.7%	—	—
Effect of tax holiday	(42.0)%	(29.7)%	(24.0)%
Investment tax credit	(104.6)%	(11.7)%	(17.9)%
Others	0.9%	2.9%	(1.2)%

Effective income tax rate	(107.6)%	(12.1)%	(16.7)%

The aggregate amount and per share effect of the tax holiday are as follows:

	Years ended December 31,
	2005	2006	2007
Aggregate amount	$240,875	$6,706,319	$8,829,536
Per share effect—basic	$0.01	$0.08	$0.09
Per share effect—diluted	$0.01	$0.08	$0.08

In March 2007, the National People’s Congress of China enacted a new Enterprise Income Tax Law (Tax Law) which became effective January 1, 2008. The Tax Law provides that enterprises established under the laws of foreign countries or regions and whose “de facto management bodies” are located within the PRC will be considered as PRC resident enterprises, and are subject to the PRC enterprise income tax at the rate of 25% of worldwide income. However, the Tax Law does not define the term “de facto management bodies.” Substantially all of the Company’s management is currently located in China. If they remain located in China after January 1, 2008, the offshore companies may be considered PRC resident enterprises and, therefore, be subject to the PRC enterprise income tax at the rate of 25% on worldwide income effective January 1, 2008.

Under the Tax Law, domestically-owned enterprises and foreign-invested enterprises (FIE) are subject to a uniform tax rate of 25%. While the Tax Law equalizes the tax rates for FIEs and domestically-owned companies, preferential tax treatment would continue to be given to companies in certain encouraged sectors and to entities classified as high-technology companies. The Tax Law also provides a transition period starting from its effective date for those enterprises which were established before the promulgation date of the new tax law and which are entitled to a preferential lower tax rate and tax holiday under the existing effective tax laws or regulations. The tax rate of such enterprises will transition to the uniform tax rate within a five-year transition period, and the tax holiday, which has been enjoyed by such enterprises before the effective date of the new tax law, may continue to be enjoyed until the end of the holiday. According to the Circular Guofa 2007 No. 39—Notice of the State Council Concerning Implementation of Transitional Rules for Enterprise Income Tax Incentives (“Circular 39”) issued on December 26, 2007, the tax rate of 26.4% for Zhejiang Yuhui under the old tax law will be changed to the uniform tax rate of 25% immediately in 2008.

The Tax Law provides that a 10% withholding tax applies to China-sourced income derived by nonresident enterprises for PRC enterprise income tax purpose. Aggregate undistributed earnings of the Company’s subsidiaries in the PRC that are available for distribution to the Company of approximately US$48.0 million at December 31, 2007 are considered to be permanently reinvested under APB opinion No. 23, and accordingly, no provision has been made for Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Company.

8.	BORROWINGS

Our bank borrowings consist of the following:

	At December 31,
	2006	2007
Short-term	$14,674,862	$71,691,426
Long-term, current portion	—	—

Subtotal	14,674,862	71,691,426
Long-term	—	17,797,000

	$14,674,862	$89,488,426

In the years ended December 31, 2006 and 2007, the maximum bank credit facilities granted to the Company were $15,611,239 and $184,815,048, respectively, of which, $14,674,862 and $89,488,426 were drawn down and $936,377 and $95,326,622 were available as of December 31, 2006 and 2007, respectively.

a) Short-term

Interest rates for all short-term borrowings are fixed with the exception of a borrowing of $6,500,000, which has a variable interest rate of LIBOR plus 1.6%, The weighted average interest rate of short term loans was 7.3%, 6.0%, 6.0% in the years ended December 31, 2005, 2006 and 2007, respectively. These borrowings do not contain any financial covenants or restrictions. The borrowings are repayable within one year. As of December 31, 2006, the borrowings of $11,519,371 were secured by property, plant and equipment with carrying amounts of $11,614,196, inventories of $14,727,163, and prepaid land rent of $2,422,334. As of December 31, 2007, borrowings of $31,291,329 were secured by property, plant and equipment with carrying amounts of $34,264,863, inventories of $35,175,247, and prepaid land rent of $405,978. In addition, $8,561,132 and $27,270,128 of the borrowings were guaranteed by Mr. Xianshou Li, the Company’s chief executive officer, and his family as of December 31, 2006 and 2007, respectively.

b) Long-term

Interest rates were fixed for long-term borrowings. The weighted average interest rate of long-term borrowings was 6.6% in the year ended December 31, 2007. As of December 31, 2007, borrowings of $10,952,000 were secured by property, plant and equipment with carrying amounts of $33,202,001, and inventories of $17,310,731. In addition, $10,952,000 of the borrowings was guaranteed by Mr. Xianshou Li and his family as of December 31 2007. There are no financial covenants associated with the long-term borrowings.

Future principal repayment on the long-term bank loans are as follows:

2008	$—
2009	13,142,400
2010	4,654,600
2011 and after	—

$17,797,000

c) Interest expenses

Interest expense incurred for the years ended December 31, 2005, 2006 and 2007 was $27,396, $464,081 and $3,569,048, respectively, of which $nil, $133,133, and $2,187,529 has been capitalized in the cost of property, plant and equipment.

9.	OTHER CURRENT LIABILITIES

The Company’s other current liabilities is summarized below:

	At December 31,
	2006	2007
Accrued payroll and staff welfare	$716,106	$1,368,570
Income tax payable	23,852	263,637
Payable for purchase of property, plant and equipment	163,093	8,349,031
Other payables	443,860	3,930,898

	$1,346,911	$13,912,136

10.	CONVERTIBLE BOND

On March 26, 2007, the Company issued RMB928,700,000 of U.S. Dollar-Settled 1% Convertible Bonds due March 26, 2012, which are convertible into ordinary shares (the “New Shares”) of the Company. The U.S. dollar settlement is based on the prevailing spot rate at the date of settlement. The Convertible Bonds rank pari passu with all other present and future unsecured and unsubordinated obligations of the Company. The key terms of the Convertible Bonds are as follows:

Interest. The Convertible Bonds bear interest at the rate of 1% per annum, payable semi-annually in arrears on March 26 and September 26, commencing September 26, 2007.

Redemption at maturity. Each Convertible Bond will be redeemable upon maturity at an amount equal to the U.S. dollar equivalent of its RMB principal amount multiplied by 105.90% together with any accrued but unpaid interest (the “Redemption Amount”).

Conversion. The Convertible Bonds may be converted into ordinary shares at the option of the holders at any time on or after April 10, 2007 until March 11, 2012. The number of ordinary shares to be issued on conversion will be determined by dividing the RMB principal amount of the Convertible Bonds to be converted (translated into Pound Sterling at the fixed exchange rate of RMB15.0633 to £1.00) by the conversion price in effect at the conversion date. The conversion price is initially £5.88 per share and is subject to adjustment upon the occurrence of specified events. Based on the conversion price of £5.88 the number of ordinary shares to be allotted and issued by the Company on full conversion of the Convertible Bonds will be approximately 10,485,231.

Call Options. The Company has the option to redeem all, but not part, of the Convertible Bonds at a price equal to the U.S. dollar equivalent amount of the early redemption amount with any accrued but unpaid interest:

(1) on, or at any time after, March 26, 2009 and prior to the maturity date if the closing price of the shares (converted to RMB at the prevailing RMB-to-Pound Sterling exchange rate) for a 30-trading day period prior to the date on which notice of such redemption is published is at least 130% of the applicable early call redemption amount divided by the conversion ratio; or

(2) when the aggregate principal amount of the Convertible Bonds outstanding is less than 10% of the aggregate principal amount originally issued.

The early redemption amount of a bond will be determined such that it provides the holder a gross yield of 2.215%.

Put Options. The holders have the option to require the Company to redeem all or some of the Convertible Bonds at the U.S. dollar equivalent amount of the early call redemption amount plus any accrued but unpaid interest at the occurrence of a change of control or a delisting of the Company’s shares on Alternative Investment Market of the London Stock Exchange (“AIM”). In addition, on the third anniversary (March 26, 2010), the holders will have a right to redeem all or some of the bonds at a redemption price equal to the U.S. dollar equivalent of its RMB principal amount multiplied by 103.47% together with any accrued but unpaid interest (the “Early Redemption Amount”).

No beneficial conversion feature charge was recognized for the issuance of the Convertible Bonds as the estimated fair value of the ordinary shares was less than the conversion price on the date of issuance.

The embedded conversion option, call options, and put options are not bifurcated and recognized as derivatives based on the application of SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”, and related interpretations.

As of December 31, 2007, the carrying value of the Convertible Bonds was $128,264,791. The Early Redemption Amount of $4,158,936 (103.47%) is being amortized over a period of three years from March 26, 2007, the date of issuance, to March 26, 2010, the earliest redemption date, using the straight-line method, which approximates the effective interest rate method. The additional Redemption Amount of $2,922,810 (105.9%) will be amortized from the earliest redemption date (March 26, 2010) through maturity (March 26, 2012) to the extent they are not redeemed at the early redemption date. For the year ended December 31, 2007, the Company recognized total finance cost on the Convertible Bonds of $3,130,895.

11.	COMMON SHARES

On March 17, 2006, the Company issued 6,600 and 3,400 shares to Mr. Xianshou Li and Mr. Yuncai Wu for $0.66 and $0.34, respectively.

On July 24, 2006, the Board of Directors approved a share split on a 6,666.67 to 1 basis for all outstanding shares.

On August 8, 2006, ReneSola issued 33,333,333 shares for cash consideration of $1.50 per share in an initial public offer (“IPO”) on AIM for total proceeds of $50,000,000. The Company incurred share issuance costs of $13,734,004, of which $10,000,004 was settled by issue of shares (see note 13) and $3,734,000 was incurred in cash. The cash payment comprises fees directly attributable to the IPO on AIM for underwriting, audit, legal and other professional services of $2,067,715, $703,057, $671,399 and $291,829, respectively.

12.	SHARE BASED COMPENSATION

Share Award to Employees

Prior to 2006, the Company did not grant any share-based awards.

In August 2006, Mr. Xianshou Li, and certain other shareholders transferred 333,333 nonvested shares to Mr. Charles Xiaoshu Bai (Mr. Bai), the Chief Financial Officer of the Company. In accordance with the terms of the agreement, 111,111 shares vested immediately and 111,111 shares vested in August 2007. The remaining 111,111 will vest in May 2008. If Mr. Bai does not fulfill his service condition, any remaining shares will be forfeited and returned to the shareholders. The fair value of the nonvested shares was $1.5 per share based on the market price at grant date. These shares do not have an exercise price and will vest at no cost to Mr. Bai.

In November 2006, the Company entered into an agreement with Mr. Panjian Li (Mr. Li), Chief Executive Officer of ReneSola America, and with Binghua Huang (Mr. Huang), Chief Technology Officer of the Company, to grant 40,000 and 20,000 shares, respectively, each year for a period of five and three years, respectively, commencing January 2008. The fair value of the shares was $4.47 per share based on the market price as of the grant date. These shares do not have an exercise price and will vest at no cost to Mr. Li or Mr. Huang.

A summary of the status of non-vested shares is presented below:

	Number of Shares	Weighted Average Grant-Date Fair Value	Aggregate Intrinsic Value
Non-vested at January 1, 2007	482,222	$2.80	$4,021,672
Granted during 2007	—
Vested	(111,111)
Forfeited	—

Non-vested at December 31, 2007	371,111	$2.80	$3,657,872

Compensation cost of $264,445 and $354,964 has been charged against income during the years ended December 31, 2006 and 2007, respectively, which has been recognized as general and administrative expense. At December 31, 2007, there was $1,043,478 total unrecognized compensation cost, which is expected to be recognized over a weighted average period of 2.9 years. The total fair value of shares vested during the year ended December 31, 2006 and December 31, 2007 was $166,667 and $166,667, respectively.

Share-based Award to Non-employees

In February 2006, Zhejiang Yuhui entered into an agreement with Diverso Management Limited (“Diverso”) for Diverso to render services as an advisor in connection with the Company’s initial public offer on AIM. In accordance with the terms of the agreement, Diverso was entitled to 10% of the initial public offer proceeds with an option to take 10% pre-IPO shares in settlement.

Diverso elected to take shares and the shareholders of the Company transferred 6,666,670 shares of their pre-IPO shares with a fair value of $10,000,004. The fair value of the shares was determined based on the market value of $1.50 as of the date of listing. This amount has been recognized as share issuance cost by an offset against proceeds received from the IPO.

2007 Share Incentive Plan

On September 27, 2007, the Company adopted the ReneSola Ltd. 2007 Share Incentive Plan (the “Plan”) that provides for grant of share options, restricted shares and restricted share units to participants, including employees and consultants of the Plan. A maximum of 7,500,000 authorized but unissued shares of the Company have been reserved and allocated to the Plan. The Plan shall be administered by the Compensation Committee of the Board of Directors (the “Committee”).

Except as otherwise noted in the award agreements with the employee or consultant, the options can be exercised within six years from the award date, except for participant’s termination of employment or service. The vesting schedule and the exercise price per share will be determined by the Committee and set forth in the individual award agreement. In the event of any distribution, share split, or recapitalization of the Company, the Committee shall make such proportionate and equitable adjustments, if any, to reflect such change with respect to (a) the aggregate number and type of shares that may be issued under the Plan and (b) the terms and conditions of any outstanding awards. Except as may otherwise be provided in any award agreement, if a change of control occurs and a participant’s awards are not converted, assumed, or replaced by a successor, such awards shall become fully exercisable and all forfeiture restrictions on such awards shall lapse.

Option to Employees

In October and November 2007, the Company granted 4,450,000 share options to directors, executive officers and other employees with exercise prices of £2.985 ($6.069) to £3.600 ($7.365). The Company has used the Black Scholes model to estimate the fair value of the options using the following assumptions:

	Year Ended December 31, 2007
	Granted on October 9, 2007	Granted on October 18, 2007	Granted on November 30, 2007

Average risk-free rate of return	4.99%	5.06%	4.64%
Weighted average expected option life	4.27~4.5 years	4.5 years	4.5 years
Volatility rate	72.94%	72.39%	78.06%
Dividend yield	0%	0%	0%

A summary of the option activity is as follows:

	Number of Options	Weighted Average Exercise Prices	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
Option Outstanding on January 1, 2007	—	—	N/A	N/A
Granted	4,450,000	$6.25	4.78 years	$15,778,473
Forfeited	—	—	N/A	N/A
Exercised	—	—	N/A	N/A

Option Outstanding on December 31, 2007	4,450,000	$6.25	4.78 years	$15,778,473

Option vested or expected to vest at December 31, 2007	83,333	$6.07	4.77 years	$310,723

Option exercisable at December 31, 2007	83,333	$6.07	4.77 years	$310,723

The weighted average fair value of options granted during the years ended December 31, 2007 was $3.7991.

Compensation cost of $574,101 has been charged against income during the year ended December 31, 2007. As of December 31, 2007, there was $16,331,971 in total unrecognized compensation expense related to unvested share-based compensation arrangements granted under the Plans, which is expected to be recognized over a weighted-average period of 4.78 years.

13.	EMPLOYEE BENEFITS

In accordance with the relevant rules and regulations in the PRC, employees of Zhejiang Yuhui are covered by retirement benefit plans established by the local government. These plans are defined contribution plans and Zhejiang Yuhui has contributed 20% of the basic salaries of its employees to such plans. Other than the contribution, there is no further obligation for payments to employees under these plans.

The total contribution was $970, $187,852, and $598,072 for the years ended December 31, 2005, 2006 and 2007, respectively.

14.	DISTRIBUTION OF PROFIT

As stipulated by the relevant laws ands regulations applicable to China’s foreign investment enterprises, the Company’s PRC subsidiaries are required to make appropriations from net income as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) to non distributable reserves which include a general reserve, an enterprise expansion reserve and a staff welfare and bonus reserve. Wholly-owned PRC subsidiaries are not required to make appropriations to the enterprise expansion reserve but appropriations to the general reserve are required to be made at not less than 10% of the profit after tax as determined under PRC GAAP. The staff welfare and bonus reserve is determined by the board of directors.

The general reserve is used to offset future extraordinary losses. The subsidiary may, upon a resolution passed by the shareholder, convert the general reserve into capital. The staff welfare and bonus reserve is used for the collective welfare of the employees. The enterprise expansion reserve is for the expansion of Zhejiang Yuhui’s operations and can be converted to capital subject to approval by the relevant authorities. These reserves represent appropriations of the retained earnings determined in accordance with the Chinese law.

In addition to the general reserve, the Company’s PRC subsidiaries are required to obtain approval from the local PRC government prior to distributing any registered share capital. Accordingly, both the appropriations to general reserve and the registered share capital of the Company’s PRC subsidiaries are considered as restricted net assets amounting to $1,714,479 and $130,334,416 as of December 31, 2006 and 2007, respectively.

15.	EARNINGS PER SHARE

Basic and diluted earnings per share have been calculated as follows:

	Years ended December 31,
	2005	2006	2007
Net income	$1,190,865	$25,300,799	$42,936,291
Finance cost of convertible bonds	—	—	3,130,895

Net income adjusted for dilutive securities	1,190,865	25,300,799	46,067,186

Weighted-average number of common shares outstanding—basic	66,666,699	80,000,032	100,000,032
Dilutive effect of nonvested shares	—	122,020	149,256
Dilutive effect of convertible bond	—	—	8,072,192

Weighted-average number of common shares outstanding—diluted	66,666,699	80,122,052	108,221,480

Basic earnings per share	$0.02	$0.32	$0.43

Diluted earnings per share	$0.02	$0.32	$0.43

Diluted earnings per share for the year ended December 31, 2007 excludes 1,522,562 share options as their inclusion would have been anti-dilutive.

16.	RELATED PARTY BALANCES AND TRANSACTIONS

(a) Related party balances

Amounts due from related parties is comprised of the following advances for the purchase of raw materials and amounts receivable from the sales of goods:

	At December 31,
	2006	2007
Zhejiang Yuhuan(1)	$27,161	$—
Jiangxi Jingke(2)	—	3,920,223
Desheng(2)	5,738,554	9,461,629

Total	$5,765,715	$13,381,852

(1)	Zhejiang Yuhuan Solar Energy Source Co. Ltd. (“Zhejiang Yuhuan”) was controlled by Xianshou Li.

(2)	The brothers of Mr. Xianshou Li have been the General Manager of Desheng Energy Co., Ltd. (“Desheng”) and Jiangxi Jingke Energy Co., Ltd. (“Jiangxi Jingke”) from 2006 and 2007, respectively. Desheng was formerly named Shangrao Desheng Industrial Co., Ltd.

Amounts due to related parties is comprised of short-term advances from the following related parties:

	At December 31,
	2006	2006
Zhejiang Yuhuan	$605,735	$—

Total	$605,735	$—

(b) Related party transactions

During the years ended December 31, 2005, 2006 and 2007, related party transactions were as follows:

	Years ended December 31,
	2005	2006	2007
Sale of goods to Newi-Solar GmbH(3)	$964,075	$825,000	$—
Sale of land use right to Zhejiang Yuhuan	288,415	—	—
Sale of goods to YCSESC(4)	—	30,748	—
Purchase of ram materials from Desheng		14,148,683	33,764,241
Purchase of raw materials from Jiangxi Jingke	—	—	14,152,958
Processing service provided to Desheng	—	—	272,808
Purchase of raw materials from Ruiyu(5)	—	—	1,621,656
Purchase of ram materials from YCSESC	38,344	4,140	—
Loans from Zhejiang Yuhuan	—	—	110,703
Loans to Zhongsheng Steel	—	—	1,315,100
Rent from Zhejiang Yuhuan	—	—	42,609
Rent to Zhejiang Yuhuan	—	—	2,630
Purchase of office building from Zhejiang Yuhuan	—	1,295,978	—
Purchase of land use right from Zhejiang Yuhuan	—	334,949	—

Total	$1,290,834	$16,639,498	$51,282,705

(3)	Newi-Solar GmbH is a former shareholder of Zhejiang Yuhui.

(4)	Mr. Xianshou Li served as the general manager of Yuhuan County Solar Energy Co., Ltd. (“YCSESC”) from 2002 to 2006.

(5)	Ruiyu Solar Energy Technology Co., Ltd. (“Ruiyu”) is a Hong Kong company wholly-owned by Ms. Xiahe Lian, the wife of Mr. Xianshou Li.

In May 2006, the Company purchased an office building and land use right (prepaid land rent) from Zhejiang Yuhuan for a consideration of $1,295,978 and $334,949, respectively. The transaction was a transfer of assets between entities under common control, and accordingly, the office building and the land use right have been recorded at their historical costs of $1,008,183 and $292,056, respectively. The excess of fair value over historical cost of $330,688 has been recognized as a deemed distribution to the shareholders.

In April 2006, May 2006, August 2006 and February 2007, Mr. Xianshou Li and his family individually or jointly provided guarantees of up to RMB30 million ($3.8 million), RMB10.1 million ($1.3 million), RMB85 million ($10.9 million) and RMB260 million ($34.6 million), respectively, for short-term borrowings from various domestic banks.

In February 2007 and November 2007, Mr. Xianshou Li and his family individually or jointly provided guarantees of up to RMB260 million ($35.6 million) and RMB 790,000,000 ($108,151,000), respectively, for short-term borrowings from various domestic banks.

17.	COMMITMENTS AND CONTINGENCIES

As of December 31, 2007, the Company had commitments outstanding for purchase of property, plant and equipment were $103,289,497, of which $87,099,410, $14,572,742 and $1,617,345 come due in 2008, 2009 and 2010, respectively.

During 2007, the Company entered into multiple long-term supply contracts. Under these contracts, the Company agreed to purchase approximately 14,890 metric tons of silicon raw materials from 2008 to 2013 with prices to be determined or negotiated in future periods.

18.	SEGMENT REPORTING

The Company operates in a single reportable business segment which comprises the manufacture and sale of solar wafers and related products. The chief operating decision maker is the chief executive officer of the Company.

The following table summarizes the Company’s revenues generated from each product:

	Years ended December 31,
	2005	2006	2007
Solar wafers	$21,290	$56,219,065	$226,551,933
Service revenue from tolling arrangement	—	5,855,423	17,690,829
Solar modules	3,918,711	2,176,052	—
Ingots	802,826	13,764,391	1,255,204
Solar cells	345,135	2,840,013	—
Other materials	—	3,515,735	3,475,119

Total	$5,087,962	$84,370,679	$248,973,085

The following table summarizes the Company’s revenues generated from different geographic locations:

	Years ended December 31,
	2005	2006	2007
Asia:
Mainland China	$1,364,965	$56,591,411	$155,015,367
Taiwan	—	14,705,505	71,680,746
Korea	—	6,942,451	8,184,505
India	—	1,542,523	6,837,083
Other Asian countries	21,225	—	406,078

Asia Total	1,386,190	79,781,890	242,123,779
Germany	3,337,902	1,989,815	56,813
America		675,390	6,743,784
Others	363,870	1,923,584	48,709

Total	$5,087,962	$84,370,679	$248,973,085

Substantially all of the Company’s long-lived assets are located in Mainland China.

Major customers

Details of the customers accounting for 10% or more of total net revenues were as follows:

	Years ended December 31,
	2005	2006	2007
Customer A	$964,075	*	$—
Customer B	709,819	$10,535,442	—
Customer C	611,914	—	—
Customer D	—	15,668,985	80,934,059
Customer E	—	9,277,442	58,619,948
Customer F	—	*	30,800,918

*	Less than 10%

19.	SUBSEQUENT EVENTS

On January 29, 2008, the Company issued 18,425,000 shares, equivalents to 9,212,500 American Depositary Shares, in an initial public offering on the New York Stock Exchange for total net proceeds of $109,025,181.

In March and May 2008, the Company granted 130,000 share options to certain employees, with exercise prices of £ 2.34 ($4.6793) to £ 4.61($9.1776). These share options vest over a period of 5 years.

SCHEDULE 1—RENESOLA LTD CONDENSED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2007

(Amounts expressed in U.S. dollars)

RENESOLA LTD

BALANCE SHEETS

	As of December 31,
	2006	2007
ASSETS
Current assets:
Cash and cash equivalents	$1,364,754	$2,558,422
Advances to suppliers	4,224,400	—
Amounts due from subsidiaries	—	28,812,233
Dividend receivable		22,246,265
Prepaid expenses	—	2,803,814

Total current assets	5,589,154	56,420,734

Investment in subsidiaries	68,233,532	197,210,359
Deferred convertible bond issue costs	—	3,335,681

Total assets	$73,822,686	$256,966,774

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$26,102	$—
Amounts due to subsidiaries	975,300	107,538
Other current liabilities	280,552	2,672,072

Total current liabilities	1,281,954	2,779,610

Convertible bonds	—	128,264,791
Other liabilities	—	213,716

Total liabilities	1,281,954	131,258,117

Shareholders’ equity:
Issued capital	36,265,997	36,265,997
Additional paid in capital	11,764,631	14,826,696
Retained earnings	23,264,197	66,200,488
Accumulated other comprehensive loss	1,245,907	8,415,476

Total shareholders’ equity	72,540,732	125,708,657

Total liabilities and shareholders’ equity	$73,822,686	$256,966,774

SCHEDULE 1—RENESOLA LTD CONDENSED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 and 2007

(Amounts expressed in U.S. dollars except number of shares and per share data)

RENESOLA LTD

STATEMENTS OF INCOME

	Year ended December 31,
	2005	2006	2007
Net revenues—Product sales	$—	$—	$4,152,169
Cost of revenues—Product sales	—	—	4,272,648

Gross deficit	—	—	(120,479)

Operating expenses:
Sales and marketing	—	—	98,043
General and administrative	—	1,334,774	2,526,175
Other general income	—	—	(79,722)

Total operating expenses	—	1,334,774	2,544,496

Loss from operations	—	(1,334,774)	(2,664,975)

Non operating income:
Interest income	—	239,779	1,588,800
Equity in earnings of subsidiaries	1,190,865	25,646,029	50,298,040
Interest expense	—	—	(3,130,895)
Foreign exchange gain (loss)	—	749,765	(2,949,377)

Total non-operating income	1,190,865	26,635,573	45,806,568

Income before income tax	1,190,865	25,300,799	43,141,593

Income tax expense	—	—	(205,302)

Net income	$1,190,865	$25,300,799	$42,936,291

SCHEDULE 1—RENESOLA LTD CONDENSED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 and 2007

(Amounts expressed in U.S. dollars)

RENESOLA LTD

STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2005	2006	2007
Cash flows from operating activities:
Net income	$1,190,865	$25,300,799	$42,936,291
Equity in earnings of subsidiaries	(1,190,865)	(25,646,029)	(50,298,040)
Adjustments for:
Amortization of deferred convertible bond issue costs and premium	—	—	2,180,970
Share-based compensation	—	264,445	929,065

Changes in operating assets and liabilities:
Advances to suppliers	—	(4,224,400)	4,235,438
Amount due from subsidiaries	—	—	(28,705,332)
Prepaid expenses and other current assets	—	—	(2,693,423)
Accounts payable	—	26,102	(26,804)
Amount due to subsidiaries	—	975,300	(935,068)
Other liabilities	—	280,553	2,484,064

Net cash (used in) operating activities	—	(3,023,230)	(29,892,839)

Cash flows from investing activities:
Investment in subsidiaries	—	(39,000,016)	(88,499,985)

Net cash used in investing activities	—	(39,000,016)	(88,499,985)

Cash flows from financing activities:
Proceeds from issuance of common shares	—	50,000,000	—
Share issuance costs	—	(3,734,000)	—
Net proceeds from bond issued	—	—	115,770,501
Distribution in respect of reorganization	—	(2,878,000)	—

Net cash provided by financing activities	—	43,388,000	115,770,501

Effect of exchange rate changes	—	—	3,815,991

Net increase in cash and cash equivalents	—	1,364,754	1,193,668
Cash and cash equivalents, beginning of year	—	—	1,364,754

Cash and cash equivalents, end of year	$—	$1,364,754	$2,558,422

Supplemental schedule of non-cash investing and financing activities:
Dividend receivable from subsidiary	$—	$—	$22,246,265

SCHEDULE 1—RENESOLA LTD CONDENSED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 and 2007

(Amounts expressed in U.S. dollars, unless otherwise stated)

Note to Schedule 1

1) Schedule 1 has been provided pursuant to the requirements of Rule 12-04(a) and 4-08(e)(3) of Regulation S-X, which require condensed financial information as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated and unconsolidated subsidiaries together exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. As of December 31, 2007, $130,334,416 was not available for distribution and as such, the condensed financial information of ReneSola Ltd has been presented for the period from March 17, 2006 (the date of incorporation) to December 31, 2006 and for the year ended December 31, 2007.

2) Zhejiang Yuhui, ReneSola’s predecessor company, commenced operations in July 2005. In April 2006, ReneSola undertook a restructuring process in anticipation of an initial public offering wherein Zhejiang Yuhui became a subsidiary of ReneSola. This transaction was accounted for as a recapitalization as ReneSola and Zhejiang Yuhui were under common control.

* * * * *