Form 20-F
period 2008-12-31
ReneSola Ltd
filed 2009-06-10
CIK 1417892

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008.
OR

☐  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                       to

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
No. 8 Baoqun Road
Yaozhuang County
Jiashan Town
Zhejiang Province 314117
People’s Republic of China
Tel: +86-573-8477-3061
Fax: +86-573-8477-3383
E-mail: charles.bai@renesola.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing two shares, no par value per share	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
137,624,912 shares, no par value per share, as of December 31, 2008.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes   ☐     No   ☒
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes   ☒     No   ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes   ☐     No   ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:    U.S. GAAP    ☒
International Financial Reporting Standards as issued by the International Accounting Standards  Board   ☐ Other   ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17 ☐    Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☐
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes ☐     No ☐

TABLE OF CONTENTS

i

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

•
“we,” “us,” “our company,” “our” or “ReneSola” refer to ReneSola Ltd, a British Virgin Islands company, its predecessor entities and its subsidiaries, and in the context of describing our financial results prior to June 2008, also includes Linzhou Zhongsheng Semiconductor Silicon Material Co., Ltd., or Linzhou Zhongsheng Semiconductor, a then variable interest entity of our company;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report on Form 20-F only, Taiwan, Hong Kong and Macau;

•
all references to “RMB” or “Renminbi” refer to the legal currency of China; all references to “$,” “dollars” and “U.S. dollars” refer to the legal currency of the United States; all references to “£” and “pounds sterling” refer to the legal currency of the United Kingdom;

•	“ADSs” refers to our American depositary shares, each of which represents two shares, and “ADRs” refers to the American depositary receipts that evidence our ADSs; and

All discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

Consistent with industry practice, we measure our solar wafer manufacturing capacity and production output in watts, or W, or mega watts, or MW, representing 1,000,000 watts, of power-generating capacity. We believe MW is a more appropriate unit to measure our manufacturing capacity and production output compared to pieces of wafers, as our solar wafers differ in size, thickness, power output and conversion efficiency. Furthermore, we manufacture both monocrystalline wafers and multicrystalline wafers, and solar cells using these two types of wafers have different conversion efficiencies. Even though we have achieved, as of December 31, 2008, conversion efficiency rates of 17.3% and 15.5% for solar cells using our monocrystalline wafers and multicrystalline wafers, respectively, for purposes of this annual report, we assume an average conversion efficiency rate of 16.0% for solar cells using our monocrystalline wafers, and an average conversion efficiency rate of 15.0% for solar cells using our multicrystalline wafers. Based on the conversion efficiency above, we assume that each 125 millimeters, or mm, by 125 mm, monocrystalline wafer we produce can generate approximately 2.4 W of power and each 156 mm by 156 mm monocrystalline wafer we produce can generate approximately 3.9 W of power. We also assume that each 156 mm by 156 mm multicrystalline wafer we produce can generate approximately 3.7 W of power based on the conversion efficiency above. We also measure our ingot manufacturing capacity and production output in MW according to the solar wafers in MW that our current manufacturing processes generally yield.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2006, 2007 and 2008.

This annual report contains translations of certain Renminbi amounts into U.S. dollars at the rate of RMB6.8225 to $1.00, the noon buying rate in effect on December 31, 2008 in New York City for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. We make no representation that the Renminbi or dollar amounts referred to in this annual report on Form 20-F could have been or could be converted into dollars or Renminbi, as the case may be, at any particular rate or at all. See “Item 3. Key Information—D. Risk Factors—Risk Related to Doing Business in China—Fluctuations in exchange rates may have a material adverse effect on your investment.” On June 5, 2009, the noon buying rate was RMB6.8329 to US$1.00.

Unless otherwise noted, all translations from pounds sterling to U.S. dollars and from U.S. dollars to pounds sterling in this annual report were made at a rate of £1.00 to $1.4619, the noon buying rate in effect on December 31, 2008 in New York City for cable transfers of pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York. We make no representation that any pounds sterling or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or pounds sterling, as the case may be, at any particular rate, the rates stated below, or at all. On June 5, 2009, the noon buying rate was £1.00 to $1.6017.

We and certain selling shareholders of our company completed an initial public offering of 10,000,000 ADSs on January 29, 2008 and listed our ADSs on the New York Stock Exchange, or the NYSE, under the symbol “SOL.” On June 23, 2008, we completed a follow-on public offering of 10,350,000 ADSs sold by us and certain selling shareholders. Our shares are also currently traded on the Alternative Investment Market of the London Stock Exchange, or the AIM.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

Our Selected Consolidated Financial Data

The following selected consolidated statements of income data for the years ended December 31, 2006, 2007 and 2008 and the selected consolidated balance sheet data as of December 31, 2007 and 2008 are derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statements of income data for the year ended December 31, 2005 and the consolidated balance sheet data as of December 31, 2005 and 2006 are derived from our audited consolidated financial statements, which are not included in this annual report. The selected consolidated condensed financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP, and reflect our current corporate structure as if it has been in existence throughout the relevant periods. The historical results are not necessarily indicative of results to be expected in any future period.

Our selected consolidated statement of income data for the year ended December 31, 2004 and our consolidated balance sheet as of December 31, 2004 are derived from our unaudited consolidated financial statements, which are not included in this annual report. Our unaudited consolidated financial statements were prepared on the same basis as our audited consolidated financial statements.

	For the Year Ended December 31,
	2004	2005	2006	2007	2008
	(in thousands, except percentage, share, per share data)
Consolidated Statement of Income Data
Net revenues:
Product sales	—	$5,088	$78,515	$231,282	$580,375
Processing services	—	—	5,856	17,691	89,991
Total net revenues	—	5,088	84,371	248,973	670,366
Cost of revenues:
Product sales	—	(3,677)	(57,141)	(184,292)	(631,677)
Processing services	—	—	(2,505)	(11,185)	(52,999)
Total cost of revenues	—	(3,677)	(59,646)	(195,477)	(684,676)
Gross profit (loss)	—	1,411	24,725	53,496	(14,310)
Operating expenses:
Sales and marketing expenses	—	(210)	(335)	(584)	(620)
General and administrative expenses	(23)	(356)	(2,285)	(8,754)	(23,194)
Research and development expenses	—	—	(39)	(1,143)	(9,713)
Impairment loss on property, plant and equipment	—	—	—	—	(763)
Other general income (expenses)	48	(243)	169	418	84
Total operating income (expenses)	25	(809)	(2,490)	(10,063)	(34,206)
Income (loss) from operations	25	602	22,235	43,433	(48,516)
Interest income	3	1	312	1,934	1,783
Interest expense	(26)	(27)	(331)	(4,512)	(11,869)
Foreign exchange gain (loss)	—	(2)	364	(4,047)	(3,097)
Income (loss) before income tax, minority interest and equity in earnings of investee	2	574	22,580	36,808	(61,699)
Income tax benefit	5	617	2,721	6,155	2,420
Minority interest	—	—	—	(27)	(802)
Equity in earnings of investee, net of tax	—	—	—	—	5,175
Net income (loss) attributable to equity holders	$7	$1,191	$25,301	$42,936	(54,906)

Earnings per share:(1)
Basic	—	$0.02	$0.32	$0.43	$(0.43)
Diluted	—	$0.02	$0.32	$0.43	$(0.43)
Earnings per ADS:
Basic	—	$0.04	$0.63	$0.86	$(0.86)
Diluted	—	$0.04	$0.63	$0.86	$(0.86)
Weighted average number of shares used in computing earnings per share:(1)
Basic	—	66,666,699	80,000,032	100,000,032	127,116,062
Diluted	—	66,666,699	80,122,052	108,221,480	127,116,062
Other Consolidated Financial Data
Gross margin	—	27.7%	29.3%	21.5%	(2.1)%
Operating margin	—	11.8%	26.4%	17.4%	(7.2)%
Net margin	—	23.4%	30.0%	17.2%	(8.2)%
Selected Consolidated Operating Data
Solar products shipped (in MW) (2)	—	1.8	39.5	124.5	350.1
Total solar wafers shipped (in MW) (3)	—	0.01	26.0	98.6	227.9
Average selling price ($/W)(4)	—	$1.55	$2.16	$2.30	$2.52

(1)	2005 and 2006 shares and per share data are presented to give retrospective effect to our reorganization in 2006.
(2)	Includes solar wafers shipped, solar wafers shipped from processing services and ingots shipped.
(3)	Excludes solar wafers shipped from processing services.
(4)	Calculated based on net revenues attributable to solar wafers shipped divided by the amount of solar wafers shipped during such period.

	As of December 31,
	2004	2005	2006	2007	2008
	(in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	$40	$404	$9,862	$53,137	112,334
Inventories	1	3,233	44,775	110,630	193,036
Advances to suppliers	9	1,151	16,952	53,727	36,991
Total current assets	261	6,769	89,365	263,241	440,134
Property, plant and equipment, net	463	2,426	19,908	136,598	341,427
Advances for purchases of property, plant and equipment	—	54	14,957	29,648	161,705
Advances to suppliers over one year	—	—	—	—	45,729
Total assets	908	10,059	128,586	440,609	1,007,788
Short-term borrowings	245	712	14,675	71,691	191,987
Advances from suppliers and customers	—	4,495	34,452	59,626	49,284
Total current liabilities	469	7,316	55,982	158,376	333,137
Total shareholders’ equity	439	2,703	72,541	125,708	381,808
Total liabilities and shareholders’ equity	$908	$10,059	$128,586	$440,609	1,007,788

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Related To Our Business

Turbulence in global financial markets and economies may adversely affect the solar industry, the demand for our products, and our operating results, financial condition and liquidity.

Global economies have recently experienced, and continue to experience, a period of slow or negative economic growth, which have contributed to a slowdown of the market demand for products that require significant initial capital expenditures, including the demand for solar power products.  A near-term economic recovery is uncertain.

We are affected by the solar power market and industry trends.  In the fourth quarter of 2008, the global solar power industry experienced a precipitous decline in demand primarily due to the global economic downturn. For example, recent global economic, capital markets and credit disruptions have resulted in slower investments in new installation projects that make use of solar power products.  Existing projects have also been delayed as a result of credit and other disruptions. The demand for solar power products is also influenced by macroeconomic factors such as the worldwide credit crisis, the devaluation of the Euro, the supply and the prices of other energy products, such as oil, coal and natural gas, as well as government regulations and policies concerning the electric utility industry.

If the solar market demand significantly deteriorates due to these macroeconomic effects, and if the turbulence in the international financial markets and economies continues, our liquidity and financial condition, and the liquidity and financial condition of our customers, including our ability to refinance maturing liabilities and access the capital markets to meet liquidity needs may be adversely affected. This would delay and lengthen our sales cycles. Additionally, our stock price could decrease if investors have concerns that our business, financial condition and results of operations will be negatively impacted by a worldwide macroeconomic downturn.

The current weak demand for solar power products has resulted in substantial downward pressure on the prices of our products and has a negative impact on our revenues and profitability.

Our solar wafer prices are based on a variety of factors, including in-house polysilicon costs, supply and demand conditions globally, the quality of our wafers, and the terms of our customer contracts, including sales volumes and the terms on which certain customers supply us with polysilicon. As the solar power industry is expected to be increasingly competitive, we expect there to be downward pressures on pricing along the solar value chain in the next few years. In addition, any aggressive expansion of manufacturing capacity by us and our competitors may result in significant excess capacity in the solar wafer sector and, as a result, prices may further decline and our utilization rate may decrease.

Starting from the fourth quarter of 2008, the global supply of solar power products has exceeded the market demand due to excess production capacity and weak demand associated with the global economic downturn, which contributed to a decline in the average selling price of solar wafers.  Due to the surplus of silicon raw materials and weak industry demand, we have renegotiated our long-term wafer sales contracts with our customers. Although the contract renegotiations reset our average selling prices to mirror the pricing of solar wafers on the spot market, we have experienced delayed purchases and shipments from several of our customers during this period, which has negatively impacted our operating cash flows. If the global economic recovery is slow, or the demand for solar power products continues to decline and the supply of solar power products continues to grow, the average selling price of our products will be materially and adversely affected. If these negative market and industry trends continue and the downward trends in wafer pricing continue, and we are unable to lower our costs in line with the price declines, whether through increasing manufacturing efficiency, securing feedstock and consumable supplies at reasonable costs, or through technological advances, our revenues and profitability would be materially and adversely affected.

Volatility in polysilicon prices may adversely affect our earnings and results of operations.

Polysilicon is an essential raw material in the production of our solar wafers. In the past few years, there was an industry-wide shortage of polysilicon, primarily due to the growing demand for solar power products and limited supply of polysilicon, which resulted in increasing prices of polysilicon under both long-term supply contract prices and spot prices until the beginning of the fourth quarter of 2008.  Since late 2008, there has been an industry-wide excess supply of polysilicon, primarily due to increased supply from both existing polysilicon manufacturers and new entrants and weakened demand from the end-user market. These factors have resulted in a short-term channel inventory build-up along the value chain of the solar industry and the polysilicon spot prices have fallen significantly since late 2008. As a result of the significant decline in the market price and value of polysilicon feedstock, work in progress and finished solar wafers, in the fourth quarter of 2008, we recorded a $131.0 million inventory write-down against the net realizable value of inventories, and a provision for inventory purchase commitment of $6.0 million. In the first quarter of 2009, we recorded another $68.0 million inventory write-down against the net realizable value of inventories. As a result, our gross margin dropped from 21.5% in 2007 to negative 2.1% in 2008 and negative 47.8% in the first quarter of 2009. If the industry demand remains weak and the price of polysilicon continues to decrease in the future, our carrying value of our finished goods, work-in-progress and raw materials in inventory may expose us to further inventory write-downs on a net realizable value basis, which may have a material adverse effect on our gross margin. To the extent we were not be able to pass these costs on to our customers, our business, results of operations and financial condition could be materially and adversely affected.

Our advance payments to most of our silicon raw material suppliers expose us to the credit risk of such suppliers, which may materially and adversely affect our financial condition and results of operations.

In order to secure silicon raw material supply and consistent with the industry practice, we have made advance payments to some of our polysilicon suppliers. As of December 31, 2006, 2007 and 2008, our advances to suppliers amounted to approximately $17.0 million, $53.7 million and $82.7 million, respectively. We have made such advance payments without receiving any collateral. As a result, our claims for such advance payments would rank only as unsecured claims, exposing us to the credit risks of the suppliers in the event of their insolvency or bankruptcy. We may not be able to recover such advance payments and would suffer losses should any supplier fail to fulfill its delivery obligations under its supply contract, which would include failure to provide sufficient quantity of raw materials or raw materials of such quality as specified in the contract.  For example, solar wafers produced using polysilicon of substandard quality would result in lower quality and defected wafers.  From time to time, we are involved in negotiations and disputes with certain suppliers that supply us with polysilicon with quality defects.  Any default by our suppliers may materially and adversely affect our financial condition and results of operations.  Any litigation arising out of the disputes could subject us to potentially significant legal expenses, distract management from the day-to-day operation of our business and expose us to risks for which appropriate damages may not be awarded to us, all of which could materially and adversely affect our financial condition and results of operations.

Our dependence on a limited number of third-party suppliers for key manufacturing equipment could prevent us from the timely fulfillment of customer orders and successful execution of our expansion plan.

We rely on a limited number of equipment suppliers for some of our principal manufacturing equipment and spare parts, including wire saws that we use to slice ingots into wafers. Our major equipment suppliers include ALD Vacuum Technologies GmbH, Beijing Oriental Keyun Crystal Technologies Co., Ltd., Shanghai Hanhong Precision Machinery Co., Ltd., Miyamoto Trading Limited and Meyer Burger AG. These suppliers have supplied most of our current equipment and spare parts, and we expect to rely on them to provide a substantial portion of the principal manufacturing equipment and spare parts contemplated in our expansion program.  Due to high demand for these suppliers’ products and services, we have experienced, and may continue to experience, delays in the delivery of such equipment or the provision of technical support. If we fail to develop new relationships or maintain existing relationships with equipment and spare suppliers, or should any of our major equipment and spare suppliers encounter difficulties in the manufacturing or shipment of its spare parts to us, including due to natural disasters or otherwise, it will be difficult for us to find alternative providers for such equipment on a timely basis or on commercially reasonable terms. As a result, the implementation of our expansion plan may be interrupted and our production may be adversely impacted.

If we fail to renegotiate our fixed price, prepaid equipment supply contracts to postpone or cancel orders when we decide to slow down our production expansion plan, we may incur losses of prepayments to the suppliers.

Due to the strong market demand for manufacturing equipment experienced during the past few years, we entered into purchase contracts to secure the equipment to meet our wafer capacity expansion goal for 2009, which was planned prior to the global financial crisis. We have decided to scale back the original capacity expansion plan in 2009 due to the current weak market demand, and have been negotiating with the suppliers to postpone or cancel some of our equipment orders. In addition, as the purchase contracts were entered into when the equipment was in tight supply, we may suffer a competitive disadvantage to our competitors if they purchase equipment at a lower cost. If we fail to renegotiate with our suppliers to cancel or postpone some of the purchase orders according to our revised business plan, or we are not able to pass these increased costs to our customers, our business, cash flows and financial condition may be materially and adversely affected.

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

The solar power market is increasingly competitive and continually evolving, which may result in price reductions, reduced profit margins or loss of market share. Our competitors include specialized solar wafer manufacturers and solar wafer manufacturing divisions of large conglomerates. In addition, some of the polysilicon suppliers have decided to move downstream by establishing ingot and wafer producing capacities. Many of our competitors have longer operating histories, stronger market positions, greater resources, better name recognition and better access to silicon raw materials than we do. Some of our competitors have an established track record in large-scale polysilicon manufacturing and they may have an advantage over us in feedstock costs. Many of our competitors also have more established distribution networks and larger customer bases. As a result, they may be able to devote greater resources to the research, development, promotion and sale of their products or respond more quickly to evolving industry standards and changes in market conditions than we can. The key barriers to enter into our industry at present consist of access to cost competitive polysilicon, advanced manufacturing technologies with a competitive cost structure, capital resources and skilled personnel. If these barriers disappear or become more easily surmountable, new competitors may successfully enter our industry. If we fail to compete successfully, our business would suffer and we may lose or be unable to gain market share.

One of the competitive factors in solar power industry is conversion efficiency.  Conversion efficiency of solar power products is not only determined by the quality of solar wafers but is also dependent on the solar cell and module production processes and technologies. Therefore, solar wafer manufacturers usually assume the conversion efficiency of their solar wafers based on the conversion efficiency of solar cells and modules manufactured by their customers, and there is a lack of publicly available information on the conversion efficiency of solar wafers. Accordingly, investors may not be able to obtain a comprehensive view of our competitive position vis-à-vis our competitors.

Our future success substantially depends on our ability to closely monitor and accurately predict market demand and to efficiently manage our manufacturing capacity and output to meet such demand. This exposes us to a number of risks and uncertainties.

As of December 31, 2008, we had 306 monocrystalline furnaces, 64 multicrystalline furnaces and 133 wire saws. We expect to install additional equipment to increase both our ingot and wafer annual manufacturing capacity to approximately 825 MW by July 2009. Our future success depends on our ability to reach a balance between closely matching our manufacturing capacity and production output to market demands for our products. If we are unable to do so, we may be unable to reduce our manufacturing costs and improve our profitability. Our ability to manage the balance between the growth in manufacturing capacity or output and market demand is subject to significant risks and uncertainties, including:

•	the ability to adjust our growth strategy in manufacturing capacity and output when the industry is rapidly evolving;

•	the ability to maintain existing customer relationships and expand our market share when our customers integrate upstream or we integrate downstream;

•
the need to implement a variety of new and upgraded operational and financial systems, procedures and controls, which require substantial management efforts, attention and other resources. Fast growth and expansions, or rapid decrease in demand, have in the past and will continue to place significant strain on our management personnel, systems and resources;

•
the success in renegotiating equipment supply contracts previously entered into for our wafer production if we reduce our scheduled expansion plan, or success in purchasing additional equipment in a timely manner when market demand increases;

•
the ability to maintain a financially healthy level of liquidity, and to manage our liquidity if we are unable to obtain additional funds and/or refinance existing debt on commercially viable terms or at all;

•	the occurrence of construction delays and cost overruns;

•	the delay or denial of required approvals by relevant government authorities; and

•	any significant diversion of management attention.

If we are unable to successfully manage growth in manufacturing capacity and output in responding to market demand, or if we encounter and fail to resolve any of the risks described above, we may be unable to expand our business as planned. Therefore, we cannot assure you that we can meet our targeted polysilicon production costs and consequently stay competitive. Moreover, even if we are able to manage our growth in accordance with the market demand, we may be unable to secure sufficient customer demand or meet market demand for our products, which could adversely affect our business and operations.

Our dependence on a limited number of customers may cause significant fluctuations or declines in our revenues.

We sell a substantial portion of our solar wafers to a limited number of customers. In 2008, our top five customers accounted for 64.8% of our net revenues. Sales to Suntech Power Co., Ltd. represented over 32% of our net revenues in 2008.

Sales to our major customers are typically made under multi-year framework contracts or multi-year sales contracts. Framework contracts typically provide for the sales volumes and price of our solar wafers for the first year. The pricing terms, and sometimes the sales volumes, for subsequent years are subject to annual renegotiation. Therefore, if prices for later years cannot be determined through renegotiation, the framework contract will be terminated or become unenforceable. Multi-year sales contracts typically provide for the sales volume and price of our solar wafers for each year during the contract term, which terms are binding. However, the pricing terms are either fixed or subject to reset in situations where the market benchmark price for solar wafers changes more than a certain percentage from the contracted price. In addition, we also entered into one-year sales contracts with some of our customers which provide for an agreed sales volume at a fixed price. Due to recent industry dynamics with the back drop of the global economic downturn, we have been renegotiating many of our multi-year framework contracts, multi-year sales contracts and one-year sales contracts with our customers to reflect rapidly changing market conditions in the last several months.

While we have further diversified our customers, including the addition of certain new international customers, we anticipate that our dependence on a limited number of customers will continue in the near future. Consequently, any one of the following events may cause material fluctuations or declines in our revenues:

•	reduction, delay or cancellation of orders from one or more of our significant customers;

•	unilateral change of contractual technological specifications by one or more of our customers;

•	failure to reach an agreement with our customers on the pricing terms or sales volumes under various contracts;

•	loss of one or more of our significant customers and our failure to identify additional or replacement customers; and

•	failure of any of our significant customers to make timely payment for our products.

Our proposed polysilicon projects may not succeed, which may cause a setback to our growth strategy.

We began building a polysilicon manufacturing facility in Meishan, Sichuan Province, China, through our wholly-owned subsidiary, Sichuan ReneSola Silicon Material Co., Ltd., or Sichuan ReneSola, which was established in Sichuan Province in August 2007. This manufacturing facility, with an expected annualized manufacturing capacity of 3,000 metric tons, will be built in two phases and is expected to become operational incrementally in the second half of 2009. We do not have any operating experience in polysilicon production with capacity over annualized capacity of 1,000 metric tons. Manufacturing polysilicon is a highly complex process and we may not be able to produce polysilicon of sufficient quantity and quality or on schedule to meet our wafer manufacturing requirements. Minor deviations in the manufacturing process can cause substantial decreases in yield and in some cases cause production to be suspended or yield no output.

If the polysilicon project experiences a major delay or is unable to start polysilicon production as planned, we will suffer a setback to our raw material procurement strategy. Furthermore, if the polysilicon project fails, we may be unable to recoup our investments. This could materially and adversely affect our growth strategy and our results of operations.

Our return on investment is exposed to the credit risk of our joint venture partner.

In August 2007, we invested in a 49% interest in Linzhou Zhongsheng Semiconductor, a polysilicon manufacturing company located in Henan Province, China. Linzhou Zhongsheng Steel Co., Ltd., or Linzhou Zhongsheng Steel, invested 51% in the joint venture in the form of equipment, factory premises and land use rights. The joint venture started producing polysilicon in early 2008.  In late 2008, we sold our equity interest of 49% in the joint venture to Linzhou Zhongsheng Steel pursuant to a share transfer agreement and a supplemental agreement for a total consideration of RMB200 million, represented by cash paid on completion of RMB44 million and either cash of RMB156 million or a credit of RMB156 million through the supply of polysilicon at a discount price to the market price until fully credited. We were advised by our PRC legal counsel, Haiwen & Partners, that this prepayment arrangement is subject to foreign exchange control by the PRC government, the failure of obtaining approvals and registrations from relevant authorities may subject us to penalties and such arrangement may be unenforceable in the PRC. In addition, we have not imposed any security over this arrangement. Therefore, we may not be able to recover such return of investment if Linzhou Zhongsheng Steel fails to honor its obligations under the share transfer agreement, or if we fail to enforce such arrangement under PRC laws and regulations. If any of these happens, our operations would be materially and adversely affected.

Our expansion into downstream operations in the solar value chain may cause us to compete with our customers.

In May 2009, as a part of our development strategy, we acquired 100% equity interest of Wuxi Jiacheng Solar Energy Technology Co., Ltd, or JC Solar, for a total cash consideration of RMB140.3 million ($20.5 million). JC Solar is a solar cell and module manufacturer located in Yixing, Jiangsu Province, China.  JC Solar had an annual cell production capacity of 25 MW and an annual module production capacity of 50 MW as of May 31, 2009. We currently sell solar wafer products primarily to solar cell and module manufacturers globally. Therefore, after the acquisition of JC Solar, we may compete directly with our existing customers who are cell and module manufacturers and our relationships with those customers may be impeded. Furthermore, we cannot assure you that we can successfully integrate JC Solar’s operations into our existing operations, compete effectively with other cell and module manufacturers, or maintain good relationship with our existing customers who are also cell and module manufacturers. If we fail to successfully integrate JC Solar’s operations and compete effectively with other competitors, or if our customers stop to purchase wafers from us due to our competing relationship with them, we may not gain the expected return of investment from the acquisition of JC Solar and may lose our existing customers, and our business and results of operations will be materially and adversely affected.

Together with the acquisition of JC Solar, we also assumed all of the product warranty obligations that JC Solar has granted to its customers on module products. JC Solar has provided warranties for minimum power output for up to 25 years following the date of sale. JC Solar also provided warranties for solar modules against defects in materials and workmanship for a period of 2 years from the date of sale. We expect to continue JC Solar’s policy. If we receive significant warranty claims from the customers of JC Solar and the amount of warranty costs accrued exceeds our estimates, we may need to recognize higher warranty costs and our profits may be adversely affected.

Future acquisitions, investments or alliances may have an adverse effect on our business.

If we are presented with appropriate opportunities, we may acquire or invest in technologies, businesses or assets that are strategically important to our business or form alliances with key players in the solar power industry to further expand our business. Such acquisitions and investments could expose us to potential risks, including risks associated with the assimilation of new operations, technologies and personnel, unforeseen or hidden liabilities, the inability to generate sufficient revenue to offset the costs and expenses of acquisitions, and potential loss of, or harm to, our relationships with employees, customers and suppliers as a result of integration of new businesses. Furthermore, we may not be able to maintain a satisfactory relationship with our joint venture or other partners or handle other risks associated with future alliances, which could adversely affect our business and results of operations. Investments in new businesses may also divert our cash flow from servicing our debts and making necessary capital expenditures. In addition, we may incur impairment losses on our acquisitions and investments in equity securities. We lack sufficient experience in identifying, financing or completing large investments or acquisitions or joint venture transactions. Such transactions and the subsequent integration processes would require significant attention from our management. The diversion of our management’s attention and any difficulties encountered with respect to the acquisitions, investments or alliances or in the process of integration could have an adverse effect on our ability to manage our business. Any failure to integrate any acquired businesses or joint ventures into our operations successfully and any material liabilities or potential liabilities of any acquired businesses or joint ventures that are not identified by us during our due diligence process for such acquisitions or investments could adversely affect our business and financial condition.

The reduction or elimination of government subsidies and economic incentives for on-grid solar energy applications could cause demand for our products and our revenues to decline.

Our solar wafers are made into modules by our customers, and modules are subsequently assembled in the solar power systems, which are either connected to the utility grid and generate electricity to feed into the grid or installed to supply electricity to businesses and residents. We believe that the near-term growth of the market for on-grid applications depends in large part on the availability and size of government subsidies and economic incentives. The reduction or elimination of subsidies and economic incentives may adversely affect the growth of this market or result in increased price competition, either of which could cause our revenues to decline.

When upfront system costs are factored into the cost of electricity generation, the cost of solar power substantially exceeds the cost of power generated from conventional means in many markets though the solar cost has been reduced significantly. As a result, national and local governmental bodies in many countries, most notably in Germany, Spain, Italy, the United States and Japan have provided subsidies and economic incentives in the form of feed-in tariffs, rebates, tax credits and other incentives to end users, distributors, system integrators and manufacturers of solar power products to promote the use of solar energy and to reduce dependence on other forms of energy. In China, the Renewable Energy Law became effective in early 2006. In March 2009, the Ministry of Finance and the Ministry of Housing and Urban-Rural Development jointly issued the implementation opinions on Promoting the Application of Solar Photovoltaic in Construction which, among others, announced that fiscal support will be provided to the qualified solar photovoltaic construction projects.

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

The technology for the manufacture of ingots and solar wafers is continuously being modified in an effort to improve yields and product performance. Microscopic impurities such as dust and other contaminants, difficulties in the manufacturing process or unsuccessful adoption of new processing technologies or malfunctions of the equipment or facilities used can lower yields or silicon consumption rate, cause quality control problems, interrupt production or result in losses of products in process. For example, when we began slicing wafers during the initial training period for our employees, we encountered a higher than expected number of solar wafers that did not pass our quality control standards and thus required reprocessing. We experienced product returns because the products did not meet the quality standards required by some of our customers. Moreover, during the second quarter of 2007, a number of our monocrystalline furnaces were temporarily shut down for upgrades, which resulted in a shortfall from our planned production output for that quarter. We may also experience floods, droughts, power losses, labor disputes and similar events within or beyond our control that would affect our operations.

We experienced partial shut-down of our operations due to routine transmission line maintenance conducted by local electricity transmission line in 2008. Because our wafer manufacturing capabilities are concentrated in Jiashan, China, and our polysilicon manufacturing facilities are located in Meishan, Sichuan Province, China, any unplanned transmission line maintenance work with short notices from local electricity transmission line operators may force our production to shut down, limit our ability to manufacture products and to fulfill our commitments to customers on a timely basis. Our polysilicon manufacturing processes may generate hazardous wastes. Although our technologies and equipment are designed to minimize and eliminate the leakage of such wastes, unexpected accidents may result in environmental consequences, production curtailments or shutdowns or periods of reduced production, which would negatively affect our results of operations. In addition, such events could cause damage to properties, personal injuries or deaths. Any such event could result in civil lawsuits or regulatory enforcement proceedings, which in turn could lead to significant liabilities.

Our business depends substantially on the continuing efforts of our executive officers and key employees, and our business may be severely disrupted if we lose their services.

Our future success depends substantially on the continued services of our executive officers and key employees, especially Mr. Xianshou Li, our chief executive officer, Mr. Charles Xiaoshu Bai, our chief financial officer, Dr. Panjian Li, our chief operating officer and chief executive officer of ReneSola America. If one or more of our executive officers or key employees were unable or unwilling to continue in their present positions, we might not be able to replace them easily, in a timely manner, or at all. Our business may be severely disrupted, our financial conditions and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain personnel. If any of our executive officers or key employees joins a competitor or forms a competing company, we may lose customers, suppliers, know-how and key professionals and staff members. Each of our executive officers and key employees has entered into an employment agreement with us, which contains non-competition provisions. However, if any dispute arises between our executive officers and us, these agreements may not be enforceable in China, where these executive officers reside, in light of uncertainties with China’s legal system. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

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

We require a significant amount of cash to fund our operations, in particular for payments to suppliers to secure our raw materials requirements. Although we have not extended credit terms to customers, credit terms may be extended to customers to secure future purchase commitments from customers when this becomes an industry wide practice.

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

Global financial crisis may negatively impact our ability to obtain necessary capital in a timely manner or on commercially acceptable terms. Our operation, results of operations and growth prospects may be materially and adversely affected if current global financial crisis persists.

We face risks associated with the marketing, distribution and sale of our solar power products internationally. If we are unable to effectively manage these risks, our ability to expand our business abroad would be materially and severely impaired.

In 2008, 43.6% of our net revenues were generated from customers outside of China. We have expanded our international sales efforts in 2009 by focusing on international top tier solar companies with strong global distribution capabilities and initiating relationship with some of the key companies with established regional distribution capabilities in our international key markets. The marketing, distribution and sales of our solar wafer products in international markets expose us to a number of risks, including:

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

If we are unable to effectively manage these risks, our ability to expand our business aboard would be materially and severely impaired.

If we fail to establish an effective system of internal controls, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our ADSs may be adversely impacted.

We are subject to reporting obligations under U.S. securities laws and AIM rules. The U.S. Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, has adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must audit and report on the effectiveness of the company’s internal control over financial reporting. This requirement first applied to this annual report on Form 20-F for the fiscal year ending on December 31, 2008. Our reporting obligations as a public company have placed, and will continue to place, a significant strain on our management, operational and financial resources and systems for the foreseeable future.

During the preparation of our consolidated financial statements for the year ended December 31, 2007, we identified a material weakness and certain deficiencies in our internal control over financial reporting, as defined in the standards established by the U.S. Public Company Accounting Oversight Board. The material weakness identified related to our failure to apply, or failure to apply in a consistent manner, certain aspects of accounting policies and procedure, such as inadequate formal documentation of the control procedures on the financial reporting of certain subsidiaries  and inadequate control procedures to identify and apply relevant accounting treatment to non-routine transactions. If we had performed a thorough assessment of our internal control over financial reporting or if our independent registered public accounting firm had performed an audit of our internal control over financial reporting, additional material weaknesses, significant deficiencies or control deficiencies might have been identified.

We have ratified these material weakness and deficiencies, and we have concluded that our internal control over financial reporting was effective for our fiscal year ended December 31, 2008. If we fail to maintain the adequacy of our internal controls, our management may conclude that our internal control over financial reporting is not effective in the future. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports and to prevent fraud. As a result, our failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the market price of our ADSs.

Our failure to protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights may be costly.

We rely primarily on patent laws, trade secrets and other contractual restrictions to protect our intellectual property. Nevertheless, these afford only limited protection and the actions we take to protect our intellectual property rights may not be adequate to provide us with meaningful protection or commercial advantage. For example, we have six patents and ten pending patent applications in China as of the date of this annual report. We cannot assure you that our patent applications will be eventually issued with sufficiently broad coverage to protect our technology and products. As a result, third parties may be able to use the technologies that we have developed and compete with us, which could have a material adverse effect on our business, financial condition or operating results. In addition, contractual arrangements, such as the confidentiality and non-competition agreements and terms between us and our research and development personnel, afford only limited protection and the actions we may take to protect our trade secrets and other intellectual property may not be adequate. Our failure to protect our intellectual property and proprietary rights may undermine our competitive position. Third parties may infringe or misappropriate our proprietary technologies or other intellectual property and proprietary rights. Policing the unauthorized use of proprietary technology can be difficult and expensive. In particular, the laws and enforcement procedures of the PRC and certain other countries are uncertain or do not protect intellectual property rights to the same extent as do the laws and enforcement procedures of the United States. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.” We may need to resort to court proceedings to enforce our intellectual property rights in the future. Litigation relating to our intellectual property might result in substantial costs and diversion of resources and management attention away from our business. An adverse determination in any such litigation will impair our intellectual property and proprietary rights and may harm our business, prospects and reputation.

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

We consume a significant amount of electricity in our operations. Moreover, with the rapid development of the PRC economy, demand for electricity has continued to increase. There have been shortages in electricity supply in various regions across China, especially during peak seasons, such as summer. To mitigate the effect of possible interruptions or shortages of electricity, we have installed backup power transformer substations at our site with an aggregate capacity of 11.0 million volt-amperes. The capacity of our backup transformer substation is not sufficient to fully support our current production. In view of our operations and planned production expansion, we cannot assure you that there will be no risk of interruption or shortages in our electricity supply or that there will be sufficient electricity available to meet our future requirements. We also cannot assure you that our electricity cost will not rise significantly or that we will be able to pass the increased cost to our customers. Increases in electricity costs may adversely affect our profitability.

Compliance with environmental regulations can be expensive, and non-compliance with these regulations may result in adverse publicity and potentially significant monetary damages and fines.

As our manufacturing processes, including processing reclaimable silicon raw materials, and producing ingots and slicing wafers, generate noise, waste water and gaseous and other industrial wastes, we are required to comply with all applicable regulations regarding protection of the environment. We are in compliance with present environmental protection requirements and have all the necessary environmental permits to conduct our business. However, if more stringent regulations are adopted in the future, the cost of compliance with these new regulations could be substantial. If we fail to comply with present or future environmental regulations, we may be required to pay substantial fines, suspend production or cease operations. We use, generate and discharge toxic, volatile and otherwise hazardous chemicals and wastes in our research and development and manufacturing activities. Any failure by us to control the use of, or to restrict adequately the discharge of, hazardous substances could subject us to potentially significant monetary damages and fines or suspensions in our business operations.

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

Same with other solar product manufacturers, we are exposed to risks associated with product liability claims if the use of our solar power products results in injury. Since our solar wafers are made into electricity generating devices and our solar modules generate electricity, it is possible that users could be injured or killed by our products as a result of product malfunctions, defects, improper installation or other causes. We only began commercial shipment of our solar power products in July 2005, and, because of our limited operating history, we cannot predict whether product liability claims will be brought against us in the future or the effect of any resulting negative publicity on our business. The successful assertion of product liability claims against us could result in potentially significant monetary damages and require us to make significant payments. Historically, our solar modules were typically sold with a warranty for minimum power output for up to 20 years following the date of sale. We also provided warranties for our solar modules against defects in materials and workmanship for a period of two years from the date of sale. We do not provide similar warranties for our solar wafers. We have sold solar modules only since July 2005, and discontinued the sale of our solar modules in April 2006. Due to the short usage history of our products, we cannot assure you that our assumptions regarding the durability and reliability of our products are reasonable. Our warranty provisions may be inadequate, and we may have to incur substantial expense to repair or replace defective products in the future. See “—Problems with product quality or product performance could result in increased costs, damage to our reputation and loss of revenues and market share.” Any increase in the defect rate of our products would cause us to increase the amount of our warranty reserves and have a correspondingly negative impact on our operating results. Furthermore, widespread product failures may damage our market reputation, reduce our market share and cause our sales to decline.

Our financial leverage may hamper our ability to expand and may materially affect our results of operations.

In addition to the RMB928,700,000 U.S. Dollar Settled 1% Convertible Bonds due 2012 issued in March 2007, which were used primarily for working capital purposes and capital expenditures, we have significant borrowings from Chinese commercial banks.

We expect to incur additional debt obligations to finance our operations and, as a result, we will allocate an increasing portion of our cash flow to service these obligations. This could impair our ability to make necessary capital expenditures, develop business opportunities or make strategic acquisitions. We cannot assure you that our business will generate sufficient cash flow from operations in the future to service our debts and make necessary capital expenditures, in which case we may seek additional financing, dispose of certain assets or seek to refinance some or all of our debts. We cannot assure you that any of these alternatives can be implemented on satisfactory terms, if at all. In the event that we are unable to meet our obligations when they become due or if our creditors take legal action against us for payment, we may have to liquidate our long-term assets to repay our creditors. We may have difficulty converting our long-term assets into current assets in such a situation and may suffer losses from the sale of our long-term assets. This would materially and adversely affect our operations and prevent us from successfully implementing our business strategy.

Risks Related To Doing Business In China

Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our products and materially and adversely affect our competitive position.

We conduct substantially all of our business operations in China.  As the solar industry is highly sensitive to business and personal discretionary spending levels, it tends to decline during general economic downturns.  Accordingly, our results of operations, financial condition and prospects are subject to a significant degree to economic, political and legal developments in China.  China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources.  While the PRC economy has experienced significant growth in the past decades, growth has been uneven across different regions and among various economic sectors of China.  The PRC government has implemented various measures to encourage economic development and guide the allocation of resources.  While some of these measures benefit the overall PRC economy, they may also have a negative effect on us.  For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.  As the PRC economy is increasingly intricately linked to the global economy, it is affected in various respects by downturns and recessions of major economies around the world, such as the recent financial services and economic crises of these economies.  The various economic and policy measures the PRC government enacts to forestall economic downturns or shore up the PRC economy could affect our business.

The PRC economy has been transitioning from a planned economy to a more market-oriented economy.  Although the PRC government has implemented measures since the late 1970s emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China are still owned by the PRC government.  In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies.  The PRC government also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Future actions and policies of the PRC government could materially affect our liquidity and access to capital and our ability to operate our business.

Uncertainties with respect to the PRC legal system could adversely affect us.

We are a holding company, and we conduct our business primarily through our subsidiary, Zhejiang Yuhui Solar Energy Source Co., Ltd., or Zhejiang Yuhui, incorporated in China. Zhejiang Yuhui is generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly-foreign owned enterprises. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

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

In March 2007, the National People’s Congress of China enacted a new Enterprise Income Tax Law, which became effective on January 1, 2008. In December 2007, the State Council of China promulgated the Implementing Regulation of the new Enterprise Income Tax Law, which became effective on January 1, 2008. The new tax law imposes a unified state income tax rate of 25% on all domestic enterprises and foreign-invested enterprises unless they qualify under certain limited exceptions. According to the new Enterprise Income Tax Law and its relevant implementation rules, enterprises that were established before March 16, 2007 and were eligible for preferential tax exemptions or reduction within the specified time under the then effective laws and regulations will continue to enjoy the original preferential tax exemptions or reductions until the expiration of the specified terms, except that the relevant exemption or reduction shall start from January 2008 if the first profitable year for the relevant enterprise is later than January 1, 2008. Therefore, Zhejiang Yuhui will continue to be entitled to the above preferential tax exemption and reduction currently enjoyed by it during such transition period.

Zhejiang Yuhui increased its registered capital from $1.5 million to $16.5 million in April 2006, $28.5 million in September 2006, $45.0 million in January 2007 and $102.5 million in August 2007. According to relevant PRC tax regulations before the enactment of the Enterprise Income Tax Law, Zhejiang Yuhui is entitled to full exemption from enterprise income tax for the two years starting from its first profitable year of operation with respect to the income attributable to operations funded by the increased capital and a 50% deduction in income taxes for the following three years, upon written approval from the tax authority. Since Zhejiang Yuhui’s capital increase from $45.0 million to $102.5 million was registered after March 16, 2007, it has received an approval from the PRC tax authority in Zhejiang Province which provided that income derived from this registered capital increase will receive preferential tax treatment until December 31, 2007. However, since the new Enterprise Income Tax Law was only recently enacted, there remains uncertainty as to whether we can maintain the preferential tax treatment for income derived from some of Zhejiang Yuhui’s registered capital increases.

In addition, although the approval letter Zhejaing Yuhui received from the PRC tax authority has indicated that income derived from Zhejiang Yuhui’s capital increase from $45.0 million to $102.5 million can only enjoy preferential tax treatment before December 31, 2007, in practice Zhejiang Yuhui has paid tax on income derived from such capital increase at the rate of 12.5% after January 1, 2008, which is 50% of the statutory tax rate. The tax authority may request Zhejiang Yuhui to make a supplementary tax payment on our income which have been paid at the rate of 12.5% and also request that Zhejiang Yuihui pays tax at the rate of 25% in the future.

Moreover, under the new Enterprise Income Tax Law, enterprises organized under the laws of jurisdictions outside China with their de facto management bodies located within China may be considered PRC resident enterprises and, therefore, subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The Implementing Regulation of the new tax law defines “de facto management body” as an establishment that exerts substantial overall management and control over the operation, personnel, financial affairs, assets and other aspects of the enterprise. If a majority of the members of our management team continues to be located in China, we may be deemed as a PRC tax resident enterprise and, therefore, subject to PRC enterprise income tax at the rate of 25% on our worldwide income except that the dividends we received from our PRC subsidiaries may be exempt from the enterprise income tax to the extent that such dividends are deemed as dividends among PRC resident enterprises. If our current tax benefits expire or otherwise become unavailable to us for any reason, our profitability may be materially or adversely affected. In addition, our PRC subsidiary, Zhejiang Yuhui, is required to pay Value Added Tax, or VAT, with respect to the gross sales proceeds. Historically, when exporting products, Zhejiang Yuhui was entitled to a 13% refund of VAT that it had already paid or borne. However, starting from July 1, 2007, the VAT refund was reduced to 5%, which materially affects the gross margin of our overseas sales. According to the latest tax regulation, the VAT refund has been reverted to 13% from April 1, 2009. Our profitability may be materially and adversely affected if this VAT refund changes significantly and frequently.

We rely on dividends paid by our subsidiary and repayment of shareholder’s loan for our cash needs.

Up to the date of this annual report, we have relied on dividends paid by our PRC subsidiary, Zhejiang Yuhui, for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. In addition, we also rely on Zheiiang Yuhui to repay US Dollar denominated shareholder’s loans we grant to it to support our repayment obligations to the holders of our RMB928.7 million US Dollar settled convertible bonds due in March 26, 2012 with holders’ put right in March 26, 2010. The repayment of our shareholder’s loan in US Dollars is subject to approval from State Administration of Foreign Exchange or its branches, or SAFE.  If SAFE does not approve in a timely manner or at all for the repayment by Zhejiang Yuhui of the shareholder’s loan in US Dollars to us, we may be unable to repay the bondholders when our repayment obligations are due. See “—Risks Related to Doing Business In China—Restrictions on currency exchange may limit our ability to receive and use our revenues or financing effectively.”

The payment of dividends by entities organized in China is subject to limitations. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Zhejiang Yuhui is also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Zhejiang Yuhui is also required to allocate a portion of its after-tax profits, as determined by its board of directors, to its staff welfare and bonus funds, which may not be distributed to equity owners. In addition, when Zhejiang Yuhui incurs debt on its own behalf, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. For example, according to certain loan agreements between Zhejiang Yuhui and its banks, Zhejiang Yuhui is not permitted to pay dividends for any given year if it has no after-tax profit or any principal or interest due in that year that has not been paid.

Under the Enterprise Income Tax Law, dividends payable by us and gains on the disposition of our shares or ADSs could be subject to PRC taxation.

Pursuant to the new PRC Enterprise Income Tax Law and its Implementing Regulation, which became effective on January 1, 2008, a 10% withholding tax applies to dividends, interests, rent or royalties payable by a foreign-invested enterprise, such as our PRC subsidiary, to any of its non-resident enterprises investors for PRC enterprise income tax purposes unless any such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The British Virgin Islands, where our company was incorporated, does not have such a treaty with China. Thus, the Company expects that a 10% withholding tax will apply to dividends paid to the Company by its PRC subsidiaries if the Company is classified as a non-resident enterprise. Circular CaiShui [2008] No.1 jointly issued by the State Administration of Taxation, or SAT, and Minister of Finance, or MOF, on February 22, 2008 further clarifies that dividends distributed by foreign-invested enterprise to foreign investors out of the profits generated before January 1, 2008 are still exempt from withholding tax even if they are paid after January 1, 2008. Our PRC entities’ undistributed earnings as of December 31, 2008 will be permanently reinvested to the PRC entities. Therefore, no dividend withholding tax was accrued. However, if we are classified as a resident enterprise, our shareholders and ADS holders who are deemed non-resident enterprise may be subject to the new PRC Enterprise Income Tax Law at the rate of 10% upon the dividends paid by us or the gains on the disposition of our shares or ADSs.

Fluctuations in exchange rates may have a material adverse effect on your investment.

A substantial portion of our sales, costs and expenses is denominated in Renminbi and U.S. dollars, with the remainder in Euros and Japanese Yen. Fluctuations in exchange rates, particularly among the U.S. dollar and Renminbi, could affect our net profit margins and could result in foreign exchange losses and operating losses. For example, we recognized a foreign exchange loss of $3.1 million in 2008. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currencies.

The value of the Renminbi against the U.S. dollar, Euro and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy caused the Renminbi to appreciate approximately 21.5% against the U.S. dollar over the following three years. Since reaching a high against the U.S. dollar in July 2008, however, the Renminbi has traded within a narrow band against the U.S. dollar, remaining within 1% of its July 2008 high but never exceeding it. As a consequence, the Renminbi has fluctuated sharply since July 2008 against other freely traded currencies, in tandem with the U.S. dollar.  For example, the Renminbi appreciated approximately 27% against the Euro between July 2008 and November 2008.  It is difficult to predict how long the current situation may last and when and how it may change again.

In addition, as we rely entirely on dividends paid to us by our operating subsidiaries in China and on repayments of U.S. dollar shareholder’s loan from Zhejiang Yuhui, any significant depreciation of the Renminbi against the U.S. dollar may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on, our shares. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our shares or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. As a proportion of our revenue is paid to us in Euros, fluctuation between the Euro and the RMB may also have a material effect on our results of operations.

Restrictions on currency exchange may limit our ability to receive and use our revenues or financing effectively.

A significant portion of our revenues and expenses are denominated in Renminbi. If our revenues denominated in Renminbi increase or expenses denominated in Renminbi decrease in the future, we may need to convert a portion of our revenues into other currencies to meet our foreign currency obligations, including, among others, payment of dividends declared, if any, in respect of our shares or ADSs. Under China’s existing foreign exchange regulations, Zhejiang Yuhui is able to pay dividends in foreign currencies, without prior approval from the SAFE, by complying with certain procedural requirements. However, we cannot assure you that the PRC government will not take further measures in the future to restrict access to foreign currencies for current account transactions.

Foreign exchange transactions by Zhejiang Yuhui under capital accounts continue to be subject to significant foreign exchange controls and require the approval of, or registration with, PRC governmental authorities. In particular, if Zhejiang Yuhui borrows foreign currency loans from us or other foreign lenders, these loans must be registered with the SAFE, and if we finance it by means of additional capital contributions, these capital contributions must be approved or registered by certain government authorities including the SAFE, the Ministry of Commerce or their local counterparts. These limitations could affect the ability of Zhejiang Yuhui to obtain foreign exchange in China, and could affect our business and financial condition.

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

We completed the listing of our ADSs on the New York Stock Exchange in January 2008 and completed our follow-on offering in June 2008. We did not seek CSRC approval in connection with either our initial public offering or our follow-on offering. However, the application of this PRC regulation remains unclear with no consensus currently existing among the leading PRC law firms regarding the scope and applicability of the CSRC approval requirement. Our PRC counsel at the time of listing advised us that because we completed our restructuring for the initial public offering before September 8, 2006, the effective date of the new regulation, it was not and is not necessary for us to submit the application to the CSRC for its approval, and the listing of our ADSs on the New York Stock Exchange did not require CSRC approval.

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

We have urged our shareholders who are PRC residents to make the necessary applications and filings as required under Notice 75 and other related rules. However, as a result of uncertainty concerning the reconciliation of Notice 75 with other approval or registration requirements, it remains unclear how Notice 75, and any future legislation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. To our knowledge, our primary shareholders have completed the necessary filings as required under Notice 75 and other related rules, except that (i) Mr. Xianshou Li and Mr. Yuncai Wu have filed and updated their filings in connection with their transfer of shares in our company to their respective holding vehicles and the change in our company’s shareholding structure due to our AIM admission with Jiashan County SAFE Branch, but they have not filed or updated any filing with Zhejiang Province SAFE Branch as required by PRC SAFE regulations; (ii) Mr. Li and Mr. Wu have not updated their filings in connection with our U.S. initial public offering in January 2008 and our follow-on offering in June 2008; (iii) we are in the process of making filings in connection with options granted to our PRC employees under our 2007 share incentive plan and (iv) Mr. Zhengmin Lian and Mr. Xiangjun Dong have inquired with the relevant local branch of the SAFE with respect to the filings of the shares that Mr. Li and Mr. Wu hold on trust for them as described in “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Restructuring,” but were advised that such applications could not be accepted as there is a lack of precedents for filing such trust arrangements. We attempt to comply, and attempt to ensure that our shareholders who are subject to these rules comply with the relevant requirements. However, we cannot provide any assurances that all of our shareholders who are PRC residents will comply with our request to make or obtain any applicable registrations or comply with other requirements required by Notice 75 or other related rules. The failure or inability of our PRC resident shareholders to make any required registrations or comply with other requirements may subject such shareholders to fines and legal sanctions and may also limit our ability to contribute additional capital into or provide loans to our PRC subsidiary, limit our PRC subsidiary’s ability to pay dividends or otherwise distribute profits to us, or otherwise adversely affect us.

We face risks related to health epidemics and other outbreaks.

Our business could be adversely affected by the effects of avian flu, severe acute respiratory syndrome, or SARS, swine flu or another epidemic or outbreak. From 2005 to present, there have been reports on the occurrence of avian flu in various parts of China and elsewhere in Asia, including a few confirmed human cases and deaths. In April 2009, an outbreak of swine flu occurred in Mexico and the United States and there have been recent cases in China and elsewhere in Asia.  Any prolonged occurrence or recurrence of avian flu, SARS, swine flu or other adverse public health developments in China may have a material adverse effect on our business operations. Our operations may be impacted by a number of health-related factors, including, among other things, quarantines or closures of our facilities, which could severely disrupt our operations, the sickness or death of our key officers and employees, and a general slowdown in the Chinese economy. Any of the foregoing events or other unforeseen consequences of public health problems could adversely affect our business and results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of avian flu, SARS, swine flu or any other epidemic.

Risks Related To Our ADSs

Volatility of the AIM market may adversely affect the price of our shares and ADSs.

Our shares are traded on the AIM market of the London Stock Exchange, in addition to the New York Stock Exchange. AIM, like any other securities exchange, may experience problems that affect the market price and liquidity of the securities of its listed companies. These problems may include temporary exchange closures, the suspension of stock exchange administration, broker defaults, settlement delays and strikes by brokers. Similar problems could occur in the future and, if they do, they could harm the market price and liquidity of our shares and the price of our ADSs.

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

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. Such a fluctuation has occurred since 2008, and has impacted the trading price of our ADSs. Continued market fluctuations may materially and adversely affect the market price of our ADSs.

Our existing principal shareholders have substantial influence over our company, and their interests may not be aligned with the interests of our other shareholders.

Mr. Xianshou Li, our chief executive officer and director, and Mr. Yuncai Wu, our vice president and director, currently hold, indirectly, approximately 26.5% and 13.6% of our outstanding share capital, respectively, as of the date of this annual report. As such, Messrs. Li and Wu have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. For example, holders of a majority of our shares entitled to vote in a duly convened and constituted shareholders’ meeting may pass a shareholders’ resolution to issue preferred shares in one or more series and to fix the powers and rights of these shares, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our existing shares. Preferred shares could thus be issued with terms that would delay or prevent a change in control or make removal of management more difficult. These actions may be taken even if they are opposed by our other shareholders and holders of our ADSs.

We may need additional capital and may sell additional ADSs or other equity securities or incur indebtedness, which could result in additional dilution to our shareholders or increase our debt service obligations.

We believe that our current cash and cash equivalents, anticipated cash flows from our operations and bank borrowings, existing bank facilities and proceeds from the follow-on offering will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures. We may require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Substantial future sales of our ADSs in the public market, or the perception that these sales could occur, could cause the price of our ADSs to decline.

Sales of our shares or ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of December 31, 2008, we had 32,628,749 ADSs outstanding.  All ADSs sold in our initial public offering and the follow-on offering are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act.  The remaining ADSs outstanding after the initial public offering and the follow-on offering are currently available for sale, subject to volume and other restrictions as applicable under Rule 144 and Rule 701 of the Securities Act.

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

Our predecessor, Zhejiang Fending Construction Material Machinery Manufacturing Co., Ltd., or Fengding Construction, was established as a limited liability company in the PRC in 2003. Following a series of share transfers, Fengding Construction was renamed Zhejiang Yuhui in June 2005 and commenced the solar power business in July 2005. As companies incorporated overseas can more efficiently and conveniently issue equity securities to overseas investors without going through lengthy PRC governmental approval procedures, our company, ReneSola Ltd., or ReneSola, was incorporated as a limited liability company in the British Virgin Islands on March 17, 2006. Our choice of the British Virgin Islands as the jurisdiction of incorporation of our company was motivated in part by its relatively well-developed body of corporate law, various tax and other incentives, and its acceptance among internationally recognized securities exchanges as a jurisdiction for companies seeking to list securities. As a limited liability company under the laws of the British Virgin Islands, the liability of our shareholders to our company is limited to: (i) any amount unpaid on a share held by the shareholder and (ii) any liability to repay a distribution by our company that was not made in accordance with the laws of the British Virgin Islands.

ReneSola acquired all of the equity interests in Zhejiang Yuhui in April 2006 through a series of transactions that have been accounted for as a reorganization. In August 2006, we placed 33,333,333 shares on the Alternative Investment Market of the London Stock Exchange, or AIM, and raised gross proceeds of approximately $50.0 million. In July 2007, we invested in a 51% equity interest in ReneSola (Malaysia) SDN BHD, or ReneSola Malaysia, through ReneSola Singapore Pte Ltd. ReneSola Malaysia was incorporated in Malaysia in February 2007 to process certain types of reclaimable silicon raw materials sourced overseas that did not meet the import requirements by Chinese government.  The processed reclaimable silicon raw materials were then shipped to Zhejiang Yuhui for further processing as feedstock for our wafer manufacturing. We sold our interest in ReneSola Malaysia to our joint venture partner in December 2008 as part of our strategy to use polysilicon as our primary feedstock, instead of reclaimable silicon raw materials, for wafer manufacturing. In August 2007, we invested in a 49% interest in Linzhou Zhongsheng Semiconductor, a polysilicon manufacturing company located in Henan Province, China. Zhongsheng Steel invested 51% in the joint venture in the form of equipment, factory premises and land use rights. We sold our 49% interest in the joint venture to Zhongsheng Steel in late 2008 because the production cost of the joint venture was expected to be less competitive in terms of the technology used compared to our wholly-owned polysilicon manufacturing facility in Meishan, Sichuan Province, China. Our wholly-owned polysilicon manufacturing facility is expected to equip with international first-class technology providing a more cost effective production process.

In January 2008, we and certain selling shareholders completed our initial public offering of 10,000,000 ADSs listed on the NYSE. In June 2008, we completed a follow-on public offering of 10,350,000 ADSs sold by us and certain selling shareholders. As of December 31, 2008, the Company had a total of 137,624,912 outstanding shares and 32,628,749 outstanding ADSs.

In May 2009, as part of our growth strategy, Zhejiang Yuhui acquired 100% equity interest of JC Solar for a total cash consideration of RMB140.3 million ($20.5 million) (including tax paid in connection with the transfer of equity interests). JC Solar is a cell and module manufacturer located in Yixing, Jiangsu Province, China. JC Solar began cell production in October 2008 and module production in November 2005, and had an annual cell production capacity of 25 MW and an annual module production capacity of 50 MW as of May 2009. It has obtained TÜV certificate for monocrystalline PV modules made of 125 mm by 125 mm solar cells. JC Solar offers monocrystalline modules ranging from 160 to 240 W and multicrystalline modules ranging from 240 to 280 W and exports its products primarily to European markets through its distribution channels.

As of the date of this annual report, we conduct our business through the following subsidiaries:

•	Zhejiang Yuhui, our principal operating company in China;

•
ReneSola America Inc., or ReneSola America, which was incorporated in the State of Delaware, the United States, in November 2006 to facilitate our procurement of silicon raw materials in North America;

•	ReneSola Singapore Pte Ltd., which was incorporated in Singapore in March 2007 as an offshore vehicle for our international polysilicon procurement and product sales;

•	Sichuan ReneSola, which was established in Sichuan Province, China in August 2007 to engage in the production of raw materials; and

•	JC Solar, which was incorporated in Jiangsu Province, China in November 2005 to engage in the production of solar cell and modules.[1]

(1)  Acquired in May 2009

B.	Business Overview

We are a leading global manufacturer of solar wafers, complemented by a recent addition of downstream operations in cell and module manufacturing.  We expect to become a fully integrated solar power products manufacturer when our in-house polysilicon production in Meishan, Sichuan Province, China commences in the second half of 2009.

Historically, we focused on manufacturing monocrystalline wafers and have accumulated extensive experience and expertise in developing and using monocrystalline wafer production technologies. In 2005 and 2006, we offered 125 mm by 125 mm monocrystalline wafers with a thickness of 220 microns, and reduced the thickness to 200 microns in late 2006, and to 180 microns by the end of 2007. In mid 2007, we started offering 156 mm by 156 mm monocrystalline wafers with a thickness of 200 microns. By the end of the first quarter of 2008, we were able to offer both sizes of monocrystalline wafers with a thickness of 180 microns. We began manufacturing 156 mm by 156 mm multicrystalline wafers with a thickness of 220 microns in the third quarter of 2007. By the end of the first quarter of 2008, we were able to reduce the thickness of multicrystalline wafers to 180 microns.

While monocrystalline wafers generally yield higher conversion efficiencies but are more expensive to produce, multicrystalline wafers are less expensive to produce and have less stringent raw material requirements. With our production of multicrystalline wafers, we have realized cost synergies by utilizing some of the silicon materials reclaimable from our monocrystalline wafer production process.

We have rapidly expanded our manufacturing capacity since we began the production of solar wafers. We possess one of the largest solar wafer manufacturing plants in China based on production capacity as of December 31, 2008.  As of December 31, 2008, we had 306 monocrystalline furnaces and 64 multicrystalline furnaces installed.  As of December 31, 2008, we had annual wafer manufacturing capacity of approximately 645 MW, consisting of monocrystalline wafer manufacturing capacity of approximately 325 MW and multicrystalline wafer manufacturing capacity of approximately 320 MW.  This represents a significant increase from our annual wafer manufacturing capacity of approximately 378 MW as of December 31, 2007, consisting of monocrystalline wafer manufacturing capacity of 218 MW and multicrystalline wafer manufacturing capacity of 160 MW.

As part of our expansion strategy, we plan to expand our annual wafer manufacturing capacity to approximately 825 MW for 2009, consisting of monocrystalline wafer manufacturing capacity of approximately 325 MW and multicrystalline wafer manufacturing capacity of approximately 500 MW.  Due to the current volatile market conditions, we cannot assure you that we will achieve our 2009 expansion plan.

By using proprietary technologies, processes and know-how, we historically manufactured solar wafers primarily from a wide range of reclaimable silicon raw materials, including broken wafers and broken cells that are difficult to process but less expensive than other reclaimable silicon raw materials. We stopped purchasing reclaimable silicon raw materials since the fourth quarter of 2008 because the polysilicon spot price dropped significantly, and as a result, processing reclaimable silicon raw materials is less economically efficient to us if taking into account the processing costs associated with recycling reclaimable silicon raw materials. We currently manufacture solar wafers mainly from polysilicon.

With our competitive cost structure, we believe we are well positioned to address the challenges presented by the current industry-wide weak demand for solar wafers as a result of global financial crisis and industry seasonal factor.  Through continuous technology innovation and improvement in management efficiency, we were able to reduce our silicon consumption rate to 6.0 grams per watt in the first quarter of 2009, one of the lowest in the industry to our knowledge, from over 6.7 grams per watt in the third quarter of 2007. Our product cost competitiveness is expected to be further enhanced as we expect to become a fully integrated solar manufacturing company with our recent acquisition of JC Solar and our expected upstream polysilicon manufacturing ability. We believe our in-house polysilicon production in Meishan, Sichuan Province, China, which is expected to be operational during the second half of 2009, together with our existing long term polysilicon purchase contracts, will not only enhance our ability to better control our raw material costs across our business and operation segments but ensure a reliable polysilicon supply. We also believe the acquisition of JC Solar will bring further synergy in cost savings.

We have grown rapidly since we began manufacturing solar wafers and related products in 2005. Our net revenues increased significantly from $84.4 million in 2006 to $249.0 million and $670.4 million in 2007 and 2008, respectively. Our income from operations increased from $22.2 million in 2006 to $43.4 million in 2007. Our net income increased from $25.3 million in 2006 to $42.9 million in 2007. We suffered an operating loss of $48.5 million and a net loss of $54.9 million in 2008, partly due to an inventory write-down in the fourth quarter of 2008 of $131.0 million against the net realizable value of inventories and a provision for inventory purchase commitment of $6.0 million as a result of the significant decline in the market price and value of polysilicon feedstock, work in progress and finished solar wafers. In the first quarter of 2009, we recorded another $68.0 million inventory write-down against the net realizable value of inventories. As a result, our gross margin dropped from 21.5% in 2007 to negative 2.1% in 2008 and negative 47.8% in the first quarter of 2009.

Recent Acquisition

In May 2009, as part of our growth strategy, we acquired 100% equity interest of JC Solar for a total cash consideration of RMB140.3 million ($20.5 million) (including tax paid in connection with the transfer of equity interests).  JC Solar is a cell and module manufacturer located in Yixing, Jiangsu Province, China. JC Solar began cell production in October 2008 and module production in November 2005, and had an annual cell production capacity of 25 MW and an annual module production capacity of 50 MW as of May 2009. It has obtained TÜV certificate for monocrystalline PV modules made of 125 mm by 125 mm solar cells. JC Solar offers monocrystalline modules ranging from 160–240 W and multicrystalline modules ranging from 240-280 W and exports its products primarily to European markets through its distribution channels.

Our Products

We offer monocrystalline wafers and multicrystalline wafers of various sizes and thicknesses. In wafer manufacturing, we believe we are one of the few wafer manufacturers in China capable of slicing wafers with a thickness less than 180 microns on a large scale. We also offer ingot and wafer processing services to certain customers.

Manufacturing

The manufacture of solar wafers can be divided into two main steps:

•	ingot production; and

•	wafer slicing.

 Ingot Production

To produce monocrystalline ingots, we place polysilicon into a quartz crucible in a furnace, where the polysilicon is melted. Then, a thin crystal seed is dipped into the molten silicon to determine the crystal orientation. The seed is rotated and then slowly extracted from the molten silicon to form a single crystal as the molten silicon and crucible cool. Once the single crystals have been grown to pre-determined specifications, they are surface-ground to produce ingots. The uniform properties of a single crystal promote the conductivity of electrons, thus yielding higher conversion efficiencies. We have developed a proprietary method for producing more ingots in one heating and cooling cycle by adding silicon raw materials during the melting process. This innovation enables us to increase our yield of ingots, reduce electricity cost and enhance the utilization rate of furnaces and consumables, such as crucibles. As of December 31, 2008, we had a total of 306 monocrystalline furnaces installed.

To produce multicrystalline ingots, the molten polysilicon is changed into a block through a casting process in the multicrystalline furnaces. Crystallization starts by gradually cooling the crucibles in order to create multicrystalline ingot blocks. The resulting ingot blocks consist of multiple smaller crystals as opposed to the single crystal of a monocrystalline ingot. The output of a multicrystalline furnace is higher than that of a monocrystalline furnace. As of December 31, 2008, we had a total of 64 multicrystalline furnaces installed.

Wafer Slicing

To produce monocrystalline wafers, monocrystalline ingots are squared by squaring machines after being inspected. Through high-precision cutting techniques, the squared ingots are then sliced into wafers by wire saws using steel wires and silicon carbon powder. After inserting into frames, the wafers are cleaned to remove debris from the previous processes and then dried. Finally, the wafers are inspected before they are packed in boxes and shipped to customers.

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

Manufacturing Capacity

We have rapidly expanded our manufacturing capacity since we began the production of solar wafers. With the installation of our first eight monocrystalline furnaces in September 2005, we expanded our monocrystalline ingot manufacturing capacity by installing 82 additional monocrystalline furnaces in 2006. In first half of 2007, we installed additional 96 monocrystalline furnaces, bringing the total number of monocrystalline furnaces to 186. In the third quarter of 2007, we began the production of multicrystalline wafer by installing our first fifteen multicrystalline furnaces.

As of December 31, 2008, we had 306 monocrystalline furnaces and 64 multicrystalline furnaces installed, and had an annual wafer manufacturing capacity of approximately 645 MW, consisting of monocrystalline wafer manufacturing capacity of approximately 325 MW and multicrystalline wafer manufacturing capacity of approximately 320 MW.  This represents a significant increase from our annual wafer manufacturing capacity of approximately 378 MW as of December 31, 2007, consisting of monocrystalline wafer manufacturing capacity of 218 MW and multicrystalline wafer manufacturing capacity of 160 MW. We possess one of the largest solar wafer manufacturing plants in China based on production capacity as of December 31, 2008.

In 2006, 2007 and 2008, we had solar product shipment of approximately 39.5 MW, 124.5 MW and 350.1 MW, respectively, including ingots and wafers that were processed in connection with our processing services.

While we have no plan to increase monocrystalline wafer manufacturing capacity in 2009, we plan to expand our annual manufacturing capacities for multicrystalline wafers to approximately 500 MW by July 2009. We cannot assure you that we will achieve our 2009 expansion plan. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our dependence on a limited number of third-party suppliers for key manufacturing equipment could prevent us from timely fulfillment of customer orders and successful execution of our expansion plans.” The following table sets forth the manufacturing capacities of our facilities.

Manufacturing Facilities		Annual Manufacturing Capacity as of December 31, 2008	Expected Annual Manufacturing Capacity as of December 31, 2009	Expected Annual Manufacturing Capacity as of December 31, 2010
Ingot	— Monocrystalline	325 MW	325 MW	325 MW
	— Multicrystalline	320 MW	500 MW	500 MW
Wafer		645 MW	825 MW	825 MW

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

Raw Materials

The key raw material for our wafer production is polysilicon. Currently, we use polysilicon as primary feedstock to produce solar wafers. We procure our raw materials from diversified sources. In 2008, we have procured 64.8% of our polysilicon supply from international suppliers.

In October 2007, we entered into a supply contract with Sichuan Yongxiang Polysilicon Co. Ltd., under which Sichuan Yongxiang agreed to supply 200 metric tons, 500 metric tons and 3,000 metric tons of polysilicon to us in 2008, 2009 and 2010, respectively, and an aggregate of 9,000 metric tons from 2011 to 2013, with the price tied to a percentage below the market price calculated each quarter. In October 2007, we entered into a supply contract with Daqo New Material Co. Ltd., or Daqo, under which Daqo agreed to supply to us 150 to 200 metric tons of polysilicon in 2008 at a fixed price and 300 metric tons in 2009 and 1,500 metric tons from 2010 to 2012 with prices to be negotiated each quarter. In July 2007, we entered into a supply contract with Desheng Energy Co., Ltd., or Desheng Energy, under which Desheng Energy agreed to supply us with 240 metric tons of reclaimable silicon raw materials in 2008, with the price subject to renegotiation if the change of the market price exceeds a benchmark provided in the contract. In May 2008, we, Desheng Energy and Jiangxi Jingke Energy Co., Ltd., or Jingke, entered into a liability transfer agreement, under which Desheng Energy transferred all of its rights and obligations under the above supply contract to Jingke. We and Jingke have terminated this agreement in December 2008. In 2009, we have not entered into any new long-term polysilicon purchase arrangement.

In 2008, we purchased a monthly average of approximately 150 metric tons of silicon raw materials. Our top five suppliers, namely Jingke, Micro Materials Inc, MEMC Singapore Pte Ltd, Linzhou Zhongsheng Semiconductor and Worldwide Energy Limited, collectively accounted for over 27.0% of the silicon raw material supplies procured in 2008. None of them accounted for more than 10% of our total procurement of silicon raw materials in 2008.

With respect to processing service arrangements, we secure polysilicon from some of our customers and sell solar wafers to them in return. We also provide some of our customers with wafer and ingot processing services. These arrangements not only help to increase the utilization rate of our manufacturing capacity and mitigate the risk of delayed shipment from some of our customers due to industry weak demand, but also strengthen our partnerships with customers. In 2008, we provided processing services to companies such as BP Solar International Inc. and Suntech Power Co., Ltd.

In addition to long-term and short-term purchase agreements, an established international network of polysilicon suppliers, processing services arrangements which polysilicon is provided by customers and purchases from spot market, we are constructing a polysilicon manufacturing facility with a designed annualized manufacturing capacity of 3,000 metric tons through our wholly-owned subsidiary, Sichuan ReneSola in Meishan, Sichuan Province, China. Once this facility is operational in 2009, we will have secured stable and cost effective supplies of polysilicon from in-house production.

In August 2007, we invested in a 49% interest in Linzhou Zhongsheng Semiconductor, a polysilicon manufacturing company located in Henan Province, China. The first phase of the joint venture with an annualized polysilicon manufacturing capacity of 300 metric tons commenced trial production of polysilicon in January 2008 and has been supplying polysilicon to Zhejiang Yuhui. We have sourced polysilicon from Linzhou Zhongsheng Semiconductor since February 2008 and initially committed to purchasing 90% of the joint venture’s production output when we set up the joint venture in August 2007. In June 2008, we and our joint venture partner amended the commercial arrangement in the joint venture contract to reduce this contract purchase obligation to 55% of the joint venture’s production output with a term of three years. In order to focus on developing our wholly-owned polysilicon manufacturing facility in Sichuan Province, we sold our 49% equity interest in Linzhou Zhongsheng Semiconductor to our joint venture partner in late 2008. As part of the divestment agreement, Linzhou Zhongsheng Semiconductor is obliged to provide us with a certain amount of polysilicon at a price discounted to the spot market until our invested capital and return on our investment is fully credited against an accumulated discounted amount.

Polysilicon market prices have fallen significantly since the fourth quarter of 2008 due to weak industry demand as a result of microeconomic downturn. We have mitigated our risks relating to the quickly falling market polysilicon prices by having pricing terms linked to the spot market prices, instead of fixed costs, in all of our long-term polysilicon purchase agreements. Although the industry has recently experienced weakened demand, the declining selling prices and the lowering of production costs along the solar value chain should improve end-user affordability and ultimately increase demand for solar generated electricity. We aim to continue driving down production costs while improving operational efficiency to help shorten the gap to grid parity.

We believe that the purchase contracts we entered into prior to the date of this annual report, the inventory carried forward from 2008, the expected output from Sichuan ReneSola, the purchase from Linzhou Zhongsheng Semiconductor, polysilicon secured under our processing service arrangements, and, to a lesser extent, purchases from the spot market will provide us with sufficient feedstock required for 2009.

Customers and Sales

We sell solar wafers primarily to solar cell and module manufacturers globally. Our top customers include some of the global industry leaders, including MEMC Singapore Ptd Ltd., JA Solar Co., Ltd., Q-Cells AG, Jetion Holding Limited and Suntech Power Co., Ltd.  Other notable customers include Arise Technology Gmbh, Canadian Solar Inc. and Schott Solar AG. We derived 62.3% and 60.9% of our sales from customers in China in 2007 and 2008, respectively. In 2007 and 2008, our top five customers collectively accounted for approximately 77.7% and 64.8%, respectively, of our total sales. In 2007, sales to each of Motech Industries Inc., Solarfun Power Holding Ltd. and Suntech Power Co., Ltd. accounted for over 10% of our net revenues, with sales to each of Motech Industries Inc. and Suntech Power Co., Ltd. representing over 20% of our net revenues. In 2008, sales to Suntech Power Co., Ltd. and Jetion Solar Holdings Ltd. accounted for over 10% of our net revenues, with sales to Suntech Power Co., Ltd. representing over 30% of our net revenues.

In 2007 and 2008, a majority of our sales were made to companies based in Asia, primarily to leading solar cell and module companies in China, Hong Kong and Taiwan. While we will continue to maintain our customer base in this region, particularly China, where many leading solar cell and module manufacturers are located and where the central government and some of the regional governments have recently implemented strong policy and fiscal support to the growth of solar industry, we will also expand sales to international key markets in Europe and the United States. With our capacity expansion and the addition of larger sized solar wafers to our product portfolio, we will be able to offer a diversified selection of solar wafers to our customers to satisfy their needs.

The following table sets forth by region our total net revenues for the periods indicated:

	Year Ended December 31,
	2006		2007		2008
	(in thousands, except percentages)
China	$56,591	67.1%	$155,015	62.3%	$378,009	56.4%
Taiwan	14,706	17.4	71,681	28.8	48,384	7.2
Hong Kong	—	—	—	—	29,915	4.5
Singapore	—	—	—	—	168,159	25.0
Korea	6,942	8.2	8,185	3.3	1,864	0.3
India	—	—	6,837	2.7	1,784	0.3
Rest of Asia	1,543	1.8	406	0.2	5	—
Germany	1,990	2.4	57	—	37,382	5.6
United States	—	—	6,744	2.7	51	—
Others	2,599	3.1	49	—	4,813	0.7
Total	$84,371	100%	$248,973	100.0%	$670,366	100.0%

A substantial portion of our sales, particularly our sales to major customers, are made under multi-year framework contracts and multi-year sales contracts. Framework contracts typically provide for the sales volume and price of our solar wafers for the first year. The pricing terms and sometimes the sales volumes for subsequent years are subject to annual renegotiation. Therefore, if prices for later years cannot be determined through renegotiation, the framework contract will be terminated or will not be performed. Multi-year sales contracts typically provide for the sales volume and price of our solar wafers for each year during the contract term. However, the pricing terms are either fixed or subject to reset in situations where the market benchmark price for solar wafers changes more than a certain percentage from the contracted price. In addition, we have entered into one-year sales contracts with some of our customers, which provide for an agreed sales volume at a fixed price. Some of our customers also make their purchases by purchase orders.

Under our buy-and-sell arrangements with some of our customers, we obtain feedstock from these customers and sell solar wafers to them in return. The payments we make for the feedstock and the payments our customers make for the solar wafers are generally settled separately in line with market practice. Since 2006, we have also entered into wafer processing arrangements with certain customers, under which we process their silicon raw materials into ingots or wafers for a processing fee. In 2009, we entered into a wafer processing arrangement with BP Solar. Under the terms of the contract, we will supply BP Solar with 120MW of monocrystalline and multicrystalline solar wafers in 2009 and BP Solar will supply certain amount of polysilicon to us.

In December 2007, we entered into a framework contract with JA Solar Co., Ltd., under which JA Solar Co., Ltd. agreed to purchase an aggregate of 80 MW and 520 MW of monocrystalline wafers from July 2008 to June 2010 and from July 2010 to August 2013, respectively.

In 2008 and 2009, we entered into several framework contracts and long-term contracts. In April 2008, we entered into multi-year sales contracts with Ningbo Solar Electric Power Co., Ltd., Eoplly New Energy Technology Co., Ltd. and Shenzhen Topray Solar Co., Ltd. Under the terms of the contracts, we will supply each customer with 105 MW of monocrystalline solar wafers over a six-year period beginning in mid-2008. In May 2008, we entered into a multi-year sales contract with Gintech Energy Co., Ltd. Under the terms of the contract, we will supply Gintech Energy Co., Ltd. with 525 MW of monocrystalline solar wafers over a six-year period beginning in July 2008. In June 2008, we entered into a multi-year sales contract with ARISE Technologies Deutschland GmbH. Under the terms of the contract, we will supply ARISE Technologies GmbH with 203.5 MW of multicrystalline solar wafers over a six-year period beginning in July 2008.

In June 2008, we entered into a wafer sales contract with a cell manufacturer in northern China to deliver 225 MW of solar wafers over a five-year period beginning in the third quarter of 2008. We also entered into a wafer sales contract with ShanShan Ulica Science & Technology Co., Ltd. in Jiangsu Province, China to deliver 105 MW of solar wafers over a six-year period beginning in the third quarter of 2008. In the same month, we entered into an agreement with Suntech Power Co. Ltd. for the supply of approximately 1.5 GW of wafers over an eight-and-half-year period beginning in July 2008 to supersede the four-year contract between us in October 2007 for the supply of 510MW of silicon wafers. We also entered into an agreement with Jetion Holdings Ltd. to deliver 120 MW of solar wafers over a six-year period beginning in the third quarter of 2008. This agreement replaces our previous three-year wafer sales contract signed in August 2007 for 2008 to 2010.

Starting from the fourth quarter of 2008, most of our sales have been made by short term contracts or purchase orders at the market price.

Despite all of our wafer sales contracts are priced in fixed terms with pre-set delivery schedules, recently many of our customers have failed to honor their contractual obligations with us, resulting in delayed purchase orders, and in several cases our customers would request a pricing adjustment to reflect the current lowered average selling price resulting from the weak industry demand and reduced polysilicon prices. We have been working with our customers on renegotiating the contract terms and seeking for mutually agreeable solutions. As a result of renegotiations, our wafer selling prices have been adjusted downwards to mirror the pricing of solar wafers on the spot market.

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

As of December 31, 2008, we had a dedicated team of 225 employees overseeing our quality control processes, who also work collaboratively with our sales team to provide customer support and after-sale services. We emphasize gathering customer feedback for our products and addressing customer concerns in a timely manner.

Competition

The solar power market is highly competitive and continually evolving. We expect to face increased competition, which may result in price reductions, reduced margins or loss of market share. We believe that the key competitive factors in the market for solar wafers include:

•	product quality;

•	price and cost competitiveness;

•	manufacturing technologies and efficiency;

•	strength of customer relationships;

•	economies of scale; and

•	reputation.

Our competitors include specialized solar wafer manufacturers such as LDK Solar Co., Ltd., Jiangsu Shunda PV-Tech Co., Ltd. and Jinggong P-D Shaoxing Solar Energy Technology Co., Ltd. Our competitors also include solar wafer manufacturing divisions of large conglomerates engaging in solar wafer manufacturing such as Deutsche Solar AG, Kyocera Corporation and M. SETEK Co., Ltd. In addition, some of the polysilicon suppliers may decide to develop downstream by acquiring ingot and wafer producing capacities. Many of our competitors have a longer operating history, stronger market position, greater resources, better name recognition and better access to polysilicon than we do. Many of our competitors also have more established distribution networks and larger customer bases. In addition, many of our competitors are developing and are currently producing products based on alternative solar power technologies, such as thin-film technologies, that may reduce the dependence on solar wafers for use in solar power products.

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

Environmental Matters

We are in compliance with present environmental protection requirements and have all the necessary environmental permits to conduct our business. Our manufacturing processes generate noise, waste water, gaseous wastes and other industrial wastes. We have installed various types of anti-pollution equipment at our premises to reduce, treat, and, where feasible, recycle the wastes generated in our manufacturing processes. We outsource the treatment of some of our wastes to third-party contractors. Our operations are subject to regulation and periodic monitoring by local environmental protection authorities.

Our polysilicon manufacturing facility in Meishan, Sichuan Province in China is equipped with world-class technology. We plan to adopt the latest proven technology from abroad with high-end equipment to achieve a fully closed loop system which can recycle and convert certain waste into products (TCS) that can be reused in the production process.

Insurance

We maintain property insurance policies with insurance companies covering our equipment, facilities, buildings and building improvements. These insurance policies cover losses due to fire, explosion, flood and a wide range of other natural disasters. Insurance coverage for our properties and inventory in China amounted to approximately RMB1,422 million ($208 million) as of December 31, 2008. We do not maintain product liability insurance or business interruption insurance. We consider our insurance coverage to be in line with other manufacturing companies of similar size in China.

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

In March 2009, China’s Ministry of Finance issued the Provisional Rule to the Administrative Regulations on Subsidy Capital for Application of Solar Photovoltaic Technology in Housing Construction, which are formulated to implement the Renewable Energy Law, realize the State Council’s strategic plan on energy conservation and emission reduction, and promote the solar photovoltaic technology application in housing construction. The provisional rule sets out that the subsidy standard is basically set to be RMB 20 per watt in 2009 and will be adjusted annually with the development of the industry. Certain criterion shall be met in order to apply for the subsidy, which mainly relates to the minimum scale of the project, minimum conversion rate of the solar products, and certain industries with preferential granting of the subsidy.

On April 16, 2009, the General Offices of the PRC Ministry of Finance and the PRC Ministry of Housing and Urban-Rural Development jointly issued the Guidelines for Declaration of Demonstration Project of Solar Photovoltaic Building Applications. These guidelines set the subsidy to be given in 2009 to qualified solar projects at no more than RMB20 per watt for projects involving the integration of PV components into buildings’ structural elements and at no more than RMB15 per watt for projects involving the installation of PV components onto building rooftops and wall surfaces.

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

Waste Importation Regulations

We frequently imported reclaimable silicon raw materials until the fourth quarter of 2008. China has established a regime regulating the import of waste materials into China. The major laws and regulations include the Law of the People’s Republic of China on Prevention of Environmental Pollution Caused by Solid Waste and the Provisional Measures on the Prevention of Environmental Pollution Regarding Import of Waste Materials. Under these laws and regulations, waste materials are categorized as “permitted,” “restricted” or “prohibited.” If certain imported material is recognized as waste material and is not categorized as “permitted” or “restricted,” it generally will be deemed as “prohibited” for import. The prohibited waste materials are not allowed to be imported into China. The import of restricted waste material is subject to the approval of relevant authorities, including environmental protection authorities. In addition, the General Administration of Environmental Protection of the PRC, the Ministry of Commerce of the PRC, the National Development and Reform Commission, the China Customs General Administration, and the General Administration of Quality, Supervision and Quarantine of the PRC promulgated the following three categories: (i) Category of Importation Prohibited Solid Wastes; (ii) Category of Importation Restricted Solid Wastes That May Be Used As Raw Materials; and (iii) Category of Importation Permitted Solid Wastes That May Be Used As Raw Materials. The reclaimable silicon we imported does not fall into any of these categories.

According to the advice of our PRC counsel, Haiwen & Partners, and our consultation with relevant governmental authorities, it was unclear whether reclaimable silicon we used would be regarded as waste materials and thus was subject to the waste importation regulations. In the past, relevant PRC local customs allowed the import of reclaimable silicon. If the reclaimable silicon is categorized as “restricted” or “prohibited” waste material in the future, then we may be unable to import reclaimable silicon raw materials in sufficient quantities to support our production, or at all.

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

Dividend Distribution. The principal regulations governing the distribution of dividends by foreign-invested entities include the Foreign Investment Enterprise Law (1986), as amended, and the Administrative Rules under the Foreign Investment Enterprise Law (1990), as amended.

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

Regulation of Certain Onshore and Offshore Transactions. On October 21, 2005, the SAFE issued Notice 75, which became effective as of November 1, 2005. According to Notice 75, prior registration with the local SAFE branch is required for PRC residents to establish or to control an offshore company for the purposes of financing that offshore company with assets or equity interests in an onshore enterprise located in the PRC. An amendment to registration or filing with the local SAFE branch by such PRC resident is also required for the injection of equity interests or assets of an onshore enterprise in the offshore company or overseas funds raised by such offshore company, or any other material change involving a change in the capital of the offshore company.

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

PRC residents who have established or acquired control of our company are required to register with the SAFE in connection with their investments in us.

Intellectual Property Rights

Patent

The PRC has domestic laws for the protection of rights in copyrights, patents, trademarks and trade secrets. The PRC is also a signatory to the world’s major intellectual property conventions, including:

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

Patents in the PRC are governed by the China Patent Law (March 12, 1984), as amended and its Implementing Regulations (January 19, 1985), as amended.

The PRC is a signatory to the Paris Convention for the Protection of Industrial Property, in accordance with which any person who has duly filed an application for a patent in one signatory country shall enjoy, for the purposes of filing in the other countries, a right of priority during the period fixed in the convention (12 months for inventions and utility models, and 6 months for industrial designs).

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

PRC law provides that anyone wishing to exploit the patent of another must conclude a written licensing contract with the patent holder and pay the patent holder a fee. One rather broad exception to this, however, is where a party possesses the means to exploit a patent for inventions or utility models but cannot obtain a license from the patent holder on reasonable terms and in a reasonable period of time, the PRC State Intellectual Property Office (SIPO) is authorized to grant a compulsory license. A compulsory license can also be granted where a national emergency or any extraordinary state of affairs occurs or where the public interest so requires. The patent holder may appeal such decision within three months from receiving notification by filing a suit in the People’s Court.

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

Trademark

The PRC Trademark Law, adopted in 1982 and revised in 1993 and 2001, with its implementation rules adopted in 2002, protects registered trademarks. The Trademark Office of the State Administration of Industry and Commerce, or SAIC, handles trademark registrations and grants trademark registrations for a term of ten years.

C.	Organizational Structure

We currently conduct our business through the following subsidiaries:

•	Zhejiang Yuhui, our principal operating company in China;

•
ReneSola America Inc., or ReneSola America, which was incorporated in the State of Delaware, the United States, in November 2006 to facilitate our procurement of silicon raw materials in North America;

•	ReneSola Singapore Pte Ltd., which was incorporated in Singapore in March 2007 as an offshore vehicle to procure polysilicon in international markets;

•	Sichuan ReneSola, which was established in Sichuan Province, China in August 2007 to engage in the production of raw materials; and

•	JC Solar, which was incorporated in Jiangsu Province, China in November 2005 to engage in the production of solar cell and modules.[1]

(1)  Acquired in May 2009

In August 2007, we invested in a 49% interest in Linzhou Zhongsheng Semiconductor, a polysilicon manufacturing company located in Henan Province, China. Zhongsheng Steel invested 51% in the joint venture in the form of equipment, factory premises and land use rights. We sold our 49% equity interest in the joint venture to Zhongsheng Steel in late 2008 for a total consideration of RMB200 million, represented by cash paid on completion of RMB44 million, and either cash in the amount of RMB156 million or a credit of RMB156 million through future supplies of polysilicon at a discount price to the spot price.

ReneSola (Malaysia) SDN. BHD., in which we have held a 51% equity interest since July 2007, was incorporated in Malaysia in February 2007 to process reclaimable silicon for Zhejiang Yuhui. In March 2009, we sold all of our equity interest in ReneSola (Malaysia) to our joint venture partner due to our decision to stop using reclaimable silicon as feedstock.

The following diagram illustrates our current corporate structure:

D.	Property, Plants and Equipment

We conduct our research, development and manufacturing of solar wafers at our facilities in Jiashan, China, where we occupy a site area of approximately 246,000 square meters as of December 31, 2008. On this site, there are completed manufacturing facilities and office premises occupying an area of approximately 182,000 square meters and additional manufacturing facilities, office premises and dormitories under construction occupying an area of 63,000 square meters. Except as noted otherwise, we own the facilities completed and under construction and own the right to use the relevant land for the durations described below (including capacities and major equipment):

Facility No.	Construction Area (square meters)	Duration of Land Use Right	Products	Annual Capacities as of December 31, 2008	Expected Annual Manufacturing Capacities as of December 31, 2009	Expected Annual Manufacturing Capacities as of December 31, 2010	Major Equipment
1	42,000	January 2007 to November 2053 (a plot of 22,000 square meters); May 2006 to November 2053 (a plot of 18,000 square meters); and October 2006 to October 2056 (a plot of 23,000 square meters)	Monocrystalline ingots Monocrystalline wafers	165MW	165MW	165MW	Monocrystalline Furnaces (1) NTC Wire Saws

2	27,000	January 2007 to December 2056	Multicrystalline ingots	320MW	360MW	360MW	ALD Multicrystalline Furnaces

			Multicrystalline wafers	320MW	360MW	360MW	Meyer Burger Wire Saws

3	46,000*	July 2007 to July 2057	Monocrystalline ingots	160MW	160MW	160MW	Monocrystalline Furnaces (2)

			Monocrystalline wafers	160MW	160MW	160MW	Meyer Burger Wire Saws

4	50,000*	May 2008 to April 2058	Multicrystalline ingots	—	140MW	140MW	ALD Multicrystalline Furnaces

			Multicrystalline wafers	—	140MW	140MW	HCT Wire Saws and Meyer Burger Wire Saws

5	75,000 (3)	—	Polysilicon	—	3000MT	3,000MT	Deposition reactors, rectifying tower and hydrogenation reactor

(1)	Manufactured by Beijing Oriental Keyun Crystal Technologies Co., Ltd. for producing ingots in sizes of 6-inch and 8-inch in diameter, each with a capacity of 0.8 to 0.9 MW per year.
(2)
Manufactured by Shanghai Hanhong Precision Machinery Co., Ltd., a subsidiary of Ferrotec Corporation, for producing ingots in the size of 8-inch in diameter, each with a capacity of 1.3 to 1.4 MW per year.

(3)	This is an estimated figure. The facility is still under construction, and the construction plan has not been finalized as of the date of this annual report.
*
The construction of the facilities has been completed and we are in the process of obtaining real estate ownership certificates for some of the buildings in facility no. 3 and all the buildings in facility no.4.

The table above does not include the facilities of JC Solar, which we acquired in May 2009. We believe that our existing facilities, together with our facilities under construction, are adequate for our expansion plan in 2009 and 2010.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Overview

We are a leading global manufacturer of solar wafers, complemented by a recent addition of downstream operations in cell and module manufacturing.  We expect to become a fully integrated solar power products manufacturer when our in-house polysilicon production in Meishan, Sichuan Province, China commences in the second half of 2009.

Historically, we focused on the manufacturing of monocrystalline wafers and have accumulated extensive experience and expertise in developing and using monocrystalline wafer production technologies.  As part of our expansion plan, we commenced the production of multicrystalline wafers in the third quarter of 2007. As of December 31, 2008, we had annual wafer manufacturing capacity of approximately 645 MW, consisting of monocrystalline wafer manufacturing capacity of approximately 325 MW and multicrystalline wafer manufacturing capacity of approximately 320 MW. We sell our solar wafers primarily to solar cell and module manufacturers globally. Our top customers include some of the global industry leaders, including MEMC Singapore Pte Ltd., JA Solar Co., Ltd., Q-Cells AG, Jetion Holding Limited and Suntech Power Co., Ltd.  In 2008, a majority of our sales were made to companies based in Asia, primarily to leading solar cell and module companies in the greater China region.

We have grown rapidly since we began manufacturing solar wafers and related products in 2005. Our net revenues increased significantly from $84.4 million in 2006 to $249.0 million and $670.4 million in 2007 and 2008, respectively. Our income from operations increased from $22.2 million in 2006 to $43.4 million in 2007. Our net income increased from $25.3 million in 2006 to $42.9 million in 2007. We suffered an operating loss of $48.5 million and a net loss of $54.9 million in 2008, partly due to an inventory write-down in the fourth quarter of 2008 of $131.0 million against the net realizable value of inventories and a provision for inventory purchase commitment of $6.0 million as a result of the significant decline in the market price and value of polysilicon feedstock, work in progress and finished solar wafers.

Our growth is driven by the industry demand for solar power products, our ability to win market share from our competitors, our ability to manage our manufacturing capacity and production output, and our ability to improve operational efficiencies. The most significant factors that affect the financial performance and results of operations of our solar products business are:

•	industry demand and product pricing;

•	our manufacturing capability;

•	availability and prices of polysilicon;

•	advancement in process technologies; and

•	gross margin.

Industry demand and product pricing

Our business and revenue growth largely depends on market demand for solar power. Although solar power technology has been used for several decades, the global solar power market has only grown significantly in the past several years. We expect our leading position as a solar wafer manufacturer will help us capture the significant expansion opportunities for upstream manufacturers provided by the market.

Our wafer prices are based on a variety of factors, including polysilicon costs, supply and demand conditions globally, the quality of our wafers, and our pricing strategy, and the terms of our customer contracts, including sales volumes and the terms on which certain customers supply us with silicon raw materials under buy-and-sell arrangements. In 2006, 2007 and in the first three quarters of 2008, the average selling price of our wafers increased due to strong demand. However, the weak industry demand since late 2008 has resulted in selling price reduction along the value chain of the industry. We expect wafer prices to continue to decline in the near future due to increased production efficiencies, expected reduction in polysilicon costs and expected increase in wafer manufacturing capacity in our industry. Although the industry has recently experienced weakened demand, the declining selling prices and the lowering of production costs along the solar value chain should improve end-user affordability and ultimately increase demand for solar generated electricity.

Our manufacturing capacity

We have rapidly expanded our manufacturing capacity since we began the production of solar wafers. We possess one of the largest solar wafer manufacturing plants in China based on production capacity as of December 31, 2008. As of December 31, 2008, we had 306 monocrystalline furnaces and 64 multicrystalline furnaces installed. As of December 31, 2008, we had annual wafer manufacturing capacity of approximately 645 MW, consisting of monocrystalline wafer manufacturing capacity of approximately 325 MW and multicrystalline wafer manufacturing capacity of approximately 320 MW. This represents a significant increase from our annual wafer manufacturing capacity of approximately 378 MW as of December 31, 2007, consisting of monocrystalline wafer manufacturing capacity of 218 MW and multicrystalline wafer manufacturing capacity of 160 MW.

As part of our expansion strategy, we plan to expand our annual wafer manufacturing capacity to approximately 825 MW, consisting of monocrystalline wafer manufacturing capacity of approximately 325 MW and multicrystalline wafer manufacturing capacity of approximately 500 MW by July 2009.  Due to the current volatile market conditions, we cannot assure you that we will achieve our 2009 expansion plan. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our dependence on a limited number of third-party suppliers for key manufacturing equipment could prevent us from timely fulfillment of customer orders and successful execution of our expansion plans.”  We believe the economies of scale resulting from our increasing manufacturing capacity have enhanced, and will continue to enhance, our cost structure and manufacturing efficiency.

Availability and prices of polysilicon

Polysilicon is the primary raw material used to make crystalline silicon solar wafers. The increase in demand for solar power products in the past few years led to an industry-wide silicon shortage and significant price increases in polysilicon. To address this shortage, we manufactured solar wafers from a wide range of silicon raw materials, including reclaimable silicon raw materials such as broken wafers and broken cells that are difficult to process but are less expensive than other reclaimable silicon raw materials. We have developed proprietary technologies, processes and know-how to facilitate the processing of various types of broken wafers and cells that can be purchased at significantly lower costs than polysilicon and other types of reclaimable silicon raw materials. We believe we enjoyed a cost advantage over many competitors that rely on polysilicon and reclaimable silicon raw materials that were easy to process and are purchased from the spot market.

The solar industry has been experiencing weakening demand since late 2008 as a result of the global economic downturn. With increased industry supply of polysilicon since the fourth quarter of 2008, market polysilicon prices have fallen rapidly and the cost advantage in the continuing use of reclaimable silicon raw materials has been quickly diminishing. As a result, we decided in late 2008 to stop using reclaimable silicon raw materials as primary feedstock, and use polysilicon as primary raw materials instead. We currently source polysilicon from long-term supply contracts, Linzhou Zhongsheng Semiconductor, customers under processing services, and short-term and spot purchases in China and internationally. Our purchase contracts generally have the pricing set to a discount to the prevailing market prices, which helps us to mitigate exposure to the pricing risks typically associated with fixed price purchase contracts. We also source a portion of our polysilicon from the spot market from time to time depending on the price as well as our requirements.

In addition, we secure feedstock from some of our customers and sell solar wafers or ingots to them in return. We also provide some of our customers with wafer and ingot processing services. These agreements not only enhance the utilization rate of our manufacturing capacity and mitigate the risk of raw material price increases, they also strengthen our strategic partnerships with customers.

We began building a polysilicon manufacturing facility in Meishan, Sichuan Province, China, through our wholly-owned subsidiary, Sichuan ReneSola, which was established in Sichuan Province in August 2007. This manufacturing facility is expected to become operational incrementally starting from the second half of 2009 and to have an annualized manufacturing capacity of 3,000 metric tons of polysilicon by the end of 2009.

Advancement in process technologies

Advancement in our process technologies is important to our financial performance as it improves production yield, reduces manufacturing costs and enhances the quality and performance of our products. We have developed proprietary technologies in our wafer manufacturing processes. For example, we are able to produce more monocrystalline ingots by adding silicon raw materials in the furnaces after each production cycle without waiting for the furnaces to cool. This innovation enables us to increase the yield of our ingots, reduce electricity costs and enhance the utilization rate of our furnaces and consumables, such as crucibles. We have also developed advanced processes for sorting, cleaning and testing reclaimable silicon, which enable us to process reclaimable silicon waste generated in our wafer production process.  Our experience in using reclaimable silicon waste enables us to produce solar wafers comparable in quality and performance to those made from solar-grade polysilicon.  Through continuous technology innovation and improvement in operational efficiency, we were able to reduce our silicon consumption rate to 6.0 grams per watt in the first quarter of 2009, one of the lowest in the industry to our knowledge, from over 6.7 grams per watt in the third quarter of 2007.  Furthermore, we have customized our manufacturing equipment and trained our employees to enhance our product quality and manufacturing efficiency.

Gross margin

Our gross margin is affected by changes in our net revenues and cost of revenues. Our net revenues are determined by the average selling price of our products, as well as MW of products that we are able to sell. Our cost of revenues is affected by our ability to manage raw material costs and our ability to manage our manufacturing processes efficiently. Our gross margin decreased from 29.3% in 2006 to 21.5% in 2007. The decrease was primarily due to the increase in silicon raw material prices, which increased at a faster rate than the prices of wafer products. Our gross margin decreased from 21.5% in 2007 to negative 2.1% in 2008. The decrease was primarily due to the lowering of the average selling price of our products, as well as an  inventory write-down in the fourth quarter of 2008 to reflect the decreased value of our feedstock such as polysilicon and reclaimable silicon materials, work in progress and finished solar wafers as a result of the significant decline of the market prices for silicon raw materials. Excluding inventory write-down, our gross margin was 18.3% in 2008.  In the last three years, we were able to alleviate some of the pressure on our gross margin by:

•	increasing production yield by efficiently utilizing silicon consumption, enhancing process technologies and improving labor skills;

•	controlling raw material costs through sourcing of silicon raw materials from strengthened international procurement network and recycling these raw materials using our proprietary technologies; and

•	eliminating processing fees paid to third parties after ramping our in-house wafer-slicing operations.

Net Revenues

We derive revenue primarily from the sale of solar wafers. To focus on the production and sale of solar wafers, we discontinued the sale of solar modules in April 2006. We also sold solar cells in 2006 and silicon raw materials in 2006 and 2007 to meet our liquidity needs. In 2006, 2007 and 2008, we also derived a portion of our revenues from the sale of ingots, when our ingot manufacturing capacity was larger than our wafer slicing capacity. In 2006, a portion of our revenues related to our disposition of solar cells after we discontinued the sale of solar modules. In 2006, 2007 and 2008, we also generated processing services revenues by processing some of our customers’ silicon raw materials into silicon ingots or solar wafers. Set forth below is the breakdown of our net revenues by product and service, in absolute amount and as a percentage of total net revenues, for the periods indicated.

	Year Ended December 31,
	2006		2007		2008
	(in thousands, except percentages)
Net revenues by products:
Solar wafers	$56,219	66.6%	$226,552	91.0%	$555,897	82.9%
Solar modules	2,176	2.6	—	—	—	—
Ingots	13,764	16.3	1,255	0.5	561	0.1
Solar cells	2,840	3.4	—	—	8,864	1.3
Other materials	3,516	4.2	3,475	1.4	15,052	2.3
Processing services	5,855	6.9	17,691	7.1	89,992	13.4
Total	$84,371	100.0%	$248,973	100.0%	$670,366	100.0%

Our net revenues derived from product sales are net of value added tax, sales returns and exchanges. Factors affecting our net revenues derived from product sales include our unit sales volume and average selling price. We discontinued the sale of solar modules in April 2006 to focus on upstream solar power products as we believed our solar module business would face increased competition and margin pressure. We increased sales of our solar wafers in 2006, 2007 and 2008 due to strong market demand and increased production output. Selling prices of our solar power products increased overall in 2006 primarily due to increases in silicon raw material costs. Selling prices of our solar wafers increased sequentially from quarter to quarter in 2007 primarily due to the robust market demand.  Selling prices of our solar wafers continued to increase in 2008 until the fourth quarter when selling prices started falling due to the negative impact of the global financial crisis on the solar industry.

Sales to our major customers are typically made under multi-year framework contracts or multi-year sales contracts. Framework contracts typically provide for the sales volume and price of our solar wafers for the first year. The pricing terms and sometimes the sales volumes for subsequent years are subject to annual renegotiation. Therefore, if prices for later years cannot be determined through renegotiations, the framework contracts will be terminated or will not be performed. Multi-year sales contracts typically provide for the sales volume and price of our solar wafers for each year of the contract term. However, the pricing terms are either fixed or subject to reset in situations where the market benchmark price for solar wafers changes more than a certain percentage from the contracted price. In addition, we have entered into one-year sales contracts with some of our customers which provide for an agreed sales volume at a fixed price. Compared to spot sales contracts, we believe our framework contracts and sales contracts not only provide us with better visibility into future revenues, but also help us enhance relationships with our customers. Generally the prices of our solar wafers are determined near the end of the previous year or at the time when the contracts or framework contracts are entered into. Our sales contracts and framework contracts typically require our customers to make a prepayment depending on their credit status market demand and the term of the contracts, with the remaining price to be paid within a short period after shipment.

In 2006, 2007 and 2008, our top five customers collectively accounted for 59.1%, 77.7% and 64.8%, respectively, of our net revenues. In 2006, sales to each of Konca Solar Energy (Wuxi) Co., Ltd., Motech Industries Inc. and Suntech Power Co., Ltd. accounted for over 10% of our net revenues. In 2007, sales to each of Motech Industries Inc., Solarfun Power Holding Ltd. and Suntech Power Co., Ltd. accounted for over 10% of our net revenues, with sales to each of Motech Industries Inc. and Suntech Power Co., Ltd. representing over 20% of our net revenues. In 2008, sales to Suntech Power Co., Ltd. and Jetion Solar Holdings Ltd. accounted for over 10% of our net revenues, with sales to Suntech Power Co., Ltd. representing over 30% of our net revenues.

In the past, changes in our product mix resulted in changes in our geographical market concentration.  For example, our sales to Europe decreased substantially in 2006 as we discontinued the sale of solar modules, the primary customers of which are based in Europe.  We determine the geographical market of our net sales based on the immediate destination of our shipped goods. The following table sets forth the breakdown of our net revenues by geographic market, in absolute amount and as a percentage of total net revenues, for the periods indicated.

	Year Ended December 31,
	2006		2007		2008
	(in thousands, except percentages)
China	$56,591	67.1%	$155,015	62.3%	$378,009	56.4%
Taiwan	14,706	17.4	71,681	28.8	48,384	7.2
Hong Kong	—	—	—	—	29,915	4.5
Singapore	—	—	—	—	168,159	25.0
Korea	6,942	8.2	8,185	3.3	1,864	0.3
India	—	—	6,837	2.7	1,784	0.3
Rest of Asia	1,543	1.8	406	0.2	5	—
Germany	1,990	2.4	57	—	37,382	5.6
United States	—	—	6,744	2.7	51	-
Others	2,599	3.1	49	—	4,813	0.7
Total	$84,371	100.0%	$248,973	100.0%	$670,366	100.0%

In 2007 and 2008, a majority of our sales were made to companies based in Asia, primarily to leading solar cell and module companies in the greater China region. While we will continue to maintain our customer base in this region, particularly in China, where many leading solar cell and module manufacturers are located and where the central government and some of the regional governments have recently stepped up strong policy and fiscal support to the growth of the solar industry, we will also expand sales to international key markets in Europe and the United States.

Cost of Revenues

Our cost of revenues consists primarily of costs for:

•	polysilicon and reclaimable silicon raw materials, which include part-processed and broken wafers, broken solar cells, pot scrap, silicon powder, ingot tops and tails, and other off-cuts;

•	consumables, including crucibles, steel sawing wires, chemicals and packaging materials;

•	direct labor costs, including salaries and benefits for our manufacturing personnel;

•	overhead costs, including equipment maintenance and utilities such as electricity and water used in manufacturing; and

•	depreciation of manufacturing facilities and equipment.

All the above costs increased from 2006 to 2007 and most of 2008 as we expanded our manufacturing capacity and increased our sales volume. The increase in our silicon raw materials costs was attributable to increases in the prices of silicon raw materials and purchase volume from 2006, 2007 and 2008, as well as a change in raw material mix in 2007 during which we purchased higher quality raw materials.  The polysilicon spot price started to fall significantly in the fourth quarter of 2008 as a result of the negative impact of the global financial crisis on the solar industry.  We also had an inventory write-down in the fourth quarter of 2008 to reflect the decreased value of our feedstock such as polysilicon and reclaimable silicon materials, work in progress and finished solar wafers as a result of the significant decline of the market prices for silicon raw materials. Excluding inventory write-down, our gross margin was 18.3% in 2008.

In 2006, our cost of revenues included provisions for warranties in respect to our solar modules. We sold solar modules until April 2006 typically with a warranty for minimum power output of up to 20 years following the date of sale. We also provided a warranty for our solar modules against defects in materials and workmanship for a period of two years from the date of sale. We accrued warranty costs generated from solar module sales of approximately $22,000, nil and nil in 2006, 2007 and 2008, respectively.

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

General and administrative expenses

General and administrative expenses consist primarily of salaries, bonuses and benefits for our administrative and management personnel, consulting and professional service fees, travel, and related costs of our administrative and management personnel. In 2006, 2007 and 2008, we recognized share-based compensation expenses in connection with share awards to certain members of our management team.  In 2007, our general and administrative expenses increased primarily due to increased salaries and benefits as we hired more staff to manage our growing business, as well as expenses related to setting up our offices in Malaysia, Singapore and the United States. During the same period, we also experienced an increase in professional fees and compliance expenses as we became a public company listed on AIM. Likewise for 2008, our general and administrative expenses increased primarily due to increased salaries and benefits as we hired additional staff to manage our growing business. During the same period, we also experienced an increase in professional fees and compliance expenses as we became a public company listed on the NYSE.

We expect our general and administrative expenses to continue to increase as we hire additional personnel and advisors and incur expenses including costs to support our growing operations and compliance-related costs due to our becoming a U.S. listed public company.

Research and development expenses

Research and development expenses primarily relate to equipment and raw materials used in our research and development activities, research and development personnel costs, and other costs related to the design, development, testing and enhancement of our products and processes. In 2006, 2007 and 2008, our research and development expenses amounted to approximately $39,000, approximately $1.1 million and approximately $9.7 million, respectively. We expect our research and development expenses to increase in the near future as we hire more research and development personnel and devote greater resources to research and development efforts. Our research and development efforts are undertaken primarily to innovate new raw material recycling technologies, enhance our manufacturing processes, reduce manufacturing costs and enhance product performance.

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

Our foreign currency exchange gain or loss results from our net exchange gains and losses on our monetary assets and liabilities denominated in foreign currencies during the relevant period. Our functional currency is Renminbi. Foreign currency transactions have been translated into functional currency at the exchange rate prevailing on the date of transaction. Foreign currency denominated monetary assets and liabilities are translated into our functional currency at exchange rates prevailing on the balance sheet date. Due to the continued appreciation of Renminbi against the U.S. dollar from 2005, we incurred foreign exchange losses when we held more U.S. dollar-denominated assets than our U.S. dollar-denominated liabilities. Our reporting currency is the U.S. dollar. Assets and liabilities have been translated into our reporting currency using exchange rates prevailing on the balance sheet date. Income statement items have been translated into our reporting currency using the weighted average exchange rate for the relevant periods. Translation adjustments have been reported as a component of accumulated other comprehensive income in the consolidated balance sheets. In 2006, we had a foreign exchange gain of $0.4 million. In 2007 and 2008, we had foreign exchange losses of $4.0 million and $3.1 million, respectively.

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

PRC enterprise income tax is calculated primarily on the basis of taxable income determined under PRC Enterprise Income Tax Law. As a foreign-invested enterprise in a manufacturing business, Zhejiang Yuhui is entitled to a two-year exemption from enterprise income tax starting from its first profitable year of operation, which is 2005, and a 50% deduction for the succeeding three years, which are 2007, 2008 and 2009. To enjoy the above preferential treatment, the authorized operation duration of Zhejiang Yuhui shall be no less than 10 years.

In March 2007, the National People’s Congress of China enacted a new Enterprise Income Tax Law, which became effective on January 1, 2008. In December 2007, the State Council of China promulgated the Implementing Regulation of the new Enterprise Income Tax Law, which became effective on January 1, 2008. The new Enterprise Income Tax Law imposes a unified enterprise income tax rate of 25% on all domestic enterprises and foreign-invested enterprises unless they qualify under certain limited exceptions. According to the new Enterprise Income Tax Law and its relevant implementation rules, enterprises that were established before March 16, 2007 and were eligible for preferential tax exemptions or reduction within the specified time under the then effective laws and regulations will continue to enjoy the original preferential tax exemptions or reductions until the expiration of the specified terms, except that the relevant exemption or reduction shall start from January 2008 if the first profitable year for the relevant enterprise is later than January 1, 2008. Therefore, Zhejiang Yuhui will continue to be entitled to the above preferential tax exemption and reduction currently enjoyed by it during such transition period.

Zhejiang Yuhui increased its registered capital from $1.5 million to $16.5 million in April 2006, $28.5 million in September 2006, $45.0 million in January 2007 and $102.5 million in August 2007. According to relevant PRC tax regulations before the enactment of the Enterprise Income Tax Law, it is entitled to full exemption from enterprise income tax for the two years starting from its first profitable year of operation with respect to the income attributable to operations funded by the increased capital and a 50% deduction in income taxes for the following three years, upon written approval from the tax authority. Since Zhejiang Yuhui’s capital increase from $45.0 million to $102.5 million was registered after March 16, 2007, it has received an approval from the PRC tax authority in Zhejiang Province which provided that income derived from this registered capital increase will receive preferential tax treatment until December 31, 2007. However, since the new Enterprise Income Tax Law was only recently enacted, there remains uncertainty as to whether we can maintain the preferential tax treatment for income derived from some of Zhejiang Yuhui’s registered capital increases.

In addition, although the approval letter Zhejaing Yuhui received from the PRC tax authority has indicated that income derived from Zhejiang Yuhui’s capital increase from $45.0 million to $102.5 million can only enjoy preferential tax treatment before December 31, 2007, in practice Zhejiang Yuhui has paid tax on income derived from such capital increase at the rate of 12.5% after January 1, 2008, which is 50% of the statutory tax rate. The tax authority may request Zhejiang Yuhui to make a supplementary tax payment on our income which have been paid at the rate of 12.5% and also request that Zhejiang Yuihui pays tax at the rate of 25% in the future.

Under the Provisional Regulation of China on Value Added Tax and its implementing rules, all entities and individuals engaged in the sale of goods, the provision of processing, repairs and replacement services, and the importation of goods into China are generally required to pay Value Added Tax, or VAT, at a rate of 17.0% of the gross sales proceeds received, less any deductible VAT already paid or borne by the taxpayer. Further, when exporting goods, the exporter is entitled to a partial or full refund of VAT that it has already paid or borne. Accordingly, we are subject to a 17.0% VAT with respect to our sales of solar wafers in China. Historically, we were entitled to a 13% refund on VAT that we had already paid or borne with respect to our export of solar wafers. However, starting from July 1, 2007, the VAT refund is reduced to 5%, which materially affects our export of solar wafers. Since April 1, 2009, the VAT refund has reverted to 13%. Imported raw materials that are used for manufacturing export products and are deposited in bonded warehouses are exempt from import VAT.

Zhejiang Yuhui was also entitled to tax credits for up to 40% of the purchase price of certain domestic equipment purchases. Such tax credits could be used to offset up to the incremental amount of Zhejiang Yuhui’s income tax compared to that of the year before such purchases, and the tax credit could be carried forward for up to seven years. This tax credit is no longer available for any purchase of PRC equipment from January 1, 2008 due to the enactment of the new Enterprise Income Tax Law.

Disposal of Equity Interest in Linzhou Zhongsheng Semiconductor

In August 2007, we invested in a 49% interest in Linzhou Zhongsheng Semiconductor, a polysilicon manufacturing company located in Henan Province, China. Zhongsheng Steel invested 51% in the joint venture in the form of equipment, plant premises and land-use rights.  Under the joint venture agreement, we are obligated to purchase 90% of the Joint Venture’s output, at 97% of the market price, for a period of thirty years.  In June 2008, we and Zhongsheng Steel amended our joint venture agreement to reduce our contracted obligation to purchase the output of Linzhou Zhongsheng Semiconductor from 90% to a minimum of 55% at market price with a term of three years, instead of thirty years in the original agreement.  We sold our 49% equity interest in the joint venture to Zhongsheng Steel in late 2008.  Under the requirements of FASB Interpretation No. 46 (Revised), Consolidation of Variable Interest Entities, or FIN 46(R), we consolidated Linzhou Zhongsheng Semiconductor in our December 31, 2007 balance sheet, as Linzhou Zhongsheng Semiconductor was deemed a variable interest entity with our company as the primary beneficiary. The equity interest of Linzhou Zhongsheng Semiconductor not owned by us was reported as a minority interest on the balance sheet as of December 31, 2007.

As a result of our amendment to the joint venture agreement to reduce our contractual obligation to purchase the output of Linzhou Zhongsheng Semiconductor, Linzhou Zhongsheng Semiconductor was no longer considered a variable interest entity under FIN 46(R) given that we no longer absorbed significant variability of Linzhou Zhongsheng Semiconductor and were no longer the primary beneficiary of Linzhou Zhongsheng Semiconductor.  Effective from June 28, 2008, we accounted for our investment in Linzhou Zhongsheng Semiconductor prospectively under the equity method of accounting.  Equity method adjustments include our proportionate share of the investee’s income or loss, gains or losses resulting from investee capital transactions, adjustments to recognize certain differences between our carrying value and our equity in net assets of the investee at the date of investment, impairments, and other adjustments required by the equity method.  Our equity interest in the earnings of Linzhou Zhongsheng Semiconductor was RMB159.7 million ($22.1 million) prior to the divestiture.

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

Impairment of long-lived assets

We evaluate our long-lived assets and definite life intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, we measure impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we recognize an impairment loss based on the fair value of the assets. The determination of fair value of the intangible and long lived assets acquired involves certain judgments and estimates. These judgments can include, but are not limited to, the cash flows that an asset is expected to generate in the future. This analysis also relies on a number of factors, including changes in strategic direction, business plans, regulatory developments, economic and budget projections, technological improvements, and operating results. Any write-downs would be treated as permanent reductions in the carrying amounts of the assets and an operating loss would be recognized.  These impairment tests also involve the use of accounting estimates and assumptions believed to be reasonable, the results of which form the basis for our conclusions. Significant changes to these estimates and assumptions could adversely impact our conclusion to these impairment tests.

The impairment loss of long-lived assets was nil, nil and $0.7 million for the years ended December 31, 2006, 2007 and 2008. The impairment loss incurred in fiscal year 2008 is related to the impairment of long-lived assets of ReneSola Malaysia. We determined the fair value using a market-based valuation technique.

Income tax

As required by Statement of Financial Accounting Standards, or SFAS, No. 109, “Accounting for Income Taxes,” we periodically evaluate the likelihood of the realization of deferred tax assets, and reduce the carrying amount of these deferred tax assets by a valuation allowance to the extent we believe a portion will not be realized. We consider many factors when assessing the likelihood of future realization of our deferred tax assets, including our recent cumulative earnings experience by taxing jurisdiction, expectations of future taxable income, the carry-forward periods available to us for tax reporting purposes, and other relevant factors. Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities, or the expected timing of their use when they do not relate to a specific asset or liability.

Share-based compensation

The costs of share based payments are recognized in our consolidated financial statements based on their grant-date fair value over the required period, which is generally the period from the date of grant to the date when the share compensation is no longer contingent upon additional service, or the vesting period. We determine fair value of our share options as of the grant date using the Black-Scholes-Merton option pricing model. Under this model, we make a number of assumptions regarding fair value including the maturity of the options, the expected volatility of our future share price, the risk free interest rate and the expected dividend rate. Determining the value of our share-based compensation expense in future periods also requires the input of highly subjective assumptions around estimated forfeitures of the underlying shares. We grant our restricted shares at the fair value, which is the market value at the date of grant. We estimate our forfeitures based on past employee retention rates, our expectations of future retention rates, and we will prospectively revise our forfeiture rates based on actual history. Our compensation charges may change based on changes to our assumptions.

Inventory

Our inventories are stated at the lower of cost or net realizable value. The valuation of inventory requires us to estimate excess and slow moving inventory. The determination of the value of excess and slow moving inventory is based upon assumptions of future demands and market conditions. If actual market conditions are less favorable than those projected by management, inventory write-downs may be required. We routinely evaluate quantities and value of our inventories in light of current market conditions and market trends, and record write-down against the cost of inventories for a decline in net realizable value. Inventory write-down charges establish a new cost basis for inventory. In estimating obsolescence, we utilize our backlog information and project future demand. Market conditions are subject to change and actual consumption of inventories could differ from forecasted demand. Furthermore, the price of polysilicon, our primary raw material, is subject to fluctuations based on global supply and demand. If actual market conditions are less favorable or other factors arise that are significantly different than those anticipated by management, additional inventory write-downs or increases in obsolescence reserves may be required. Our management continually monitors the changes in the purchase price paid for polysilicon, including prepayments to suppliers. Our products have a long life cycle and obsolescence has not historically been a significant factor in the valuation of inventories.

In the fourth quarter of 2008, in connection with rapidly declining spot prices of polysilicon, we recorded a $137 million non-cash reserve charge on inventory. If actual future demand or market conditions are less favorable than those projected by our management, additional inventory write-downs may be required.

Allowance for doubtful receivables and advances to suppliers

We maintain allowances for doubtful accounts and advances to suppliers primarily based on the age of receivables or advances and factors surrounding the credit risk of specific customers or suppliers. If there is a deterioration of a major customer or supplier’s creditworthiness or actual defaults are higher than our historical experience, we may need to maintain additional allowances.

In order to secure a stable supply of silicon raw materials, we make advance payments to suppliers for raw material supplies. Advances to suppliers for purchases expected within twelve months as of each balance sheet date are recorded as advances to suppliers in current assets.  Future balances are recorded in long-term advances to suppliers. As of December 31, 2007 and 2008, advances to suppliers in current assets were $53.7 million and $37.0 million, respectively, and long-term advances to suppliers for silicon raw material supplies were nil and $45.7 million, respectively. We do not require collateral or other security against our advances to suppliers. We perform ongoing credit evaluation of the financial condition of our suppliers.  As the result, our claims for such prepayments are unsecured, which expose us to the suppliers’ credit risk.

We conduct credit evaluations of our customer and generally do not require collateral or other security from our customers.  We establish an allowance for doubtful receivables mainly based on the age of receivables and factors surrounding the credit risk of specific customers.  Allowances for doubtful receivables are comprised of allowances for account receivables, allowances for other receivables and allowances for advances to suppliers. We made provision for doubtful receivables of in the aggregate amount of $66,000, $0.5 million and $4.0 million for the years ended December 31, 2006, 2007 and 2008, respectively.

Fair value measurement

On January 1, 2008, we adopted the provisions of SFAS No. 157, “Fair Value Measurements,” or SFAS 157, that were not deferred by Financial Accounting Standards Board, or FASB, Staff Position FAS No. 157-2, “Effective Date of FASB Statement No. 157.” SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (also referred to as an exit price). SFAS 157 establishes a hierarchy for inputs used in measuring fair value that gives the highest priority to observable inputs and the lowest priority to unobservable inputs. Valuation techniques used to measure fair value shall maximize the use of observable inputs.

When available, we measure the fair value of financial instruments based on quoted market prices in active markets, valuation techniques that use observable market-based inputs or unobservable inputs that are corroborated by market data.  When observable market prices are not readily available, we generally estimate the fair value using valuation techniques that rely on alternate market data or inputs that are generally less readily observable from objective sources and are estimated based on pertinent information available at the time of the applicable reporting periods.

 Fair value of purchase price settlement

We account for the fair value of purchase price settlement in the form of a credit against long-term polysilicon supply contract, which was related to the sale of our equity interest in Linzhou Zhongsheng Semiconductor, using the income approach model.  The income approach model requires measuring the fair value based on the present value of expected cash flows calculated using management’s best estimates of key assumptions, including credit losses and discount rates commensurate with the risks involved.

Derivative assets related to foreign currency forward contracts

We account for derivative instruments pursuant to SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” or SFAS 133, and recognize all derivative instruments as either assets or liabilities at fair value in other financial assets or other financial liabilities in the consolidated balance sheets. The Company does not offset the carrying amounts of derivatives with the same counterparty in accordance with FASB Interpretation No. 39, “Offsetting of Amounts Related to Certain Contracts — an interpretation of APB Opinion No. 10 and FASB Statement No. 105,” or FIN 39. The recognition of gains or losses resulting from changes in the values of those derivative instruments is based on the use of each derivative instrument.  Net loss on derivative instruments from foreign currency forward exchange contracts was $4,267, $475,518 and nil in the years ended December 31, 2006, 2007 and 2008, respectively. As of December 31, 2008, we had no outstanding foreign exchange forward contracts.

Results of Operations

The following table sets forth a summary, for the periods indicated, of our consolidated results of operations with each item expressed as a percentage of our total net revenues.

	Year Ended December 31,
	2006		2007		2008
	(in thousands, except percentages)
Net revenues:
Product sales	$78,515	93.1%	$231,282	92.9%	$580,375	86.6%
Processing services	5,856	6.9	17,691	7.1	89,991	13.4
Total net revenues	84,371	100	248,973	100	670,366	100
Cost of revenues:
Product sales	(57,141)	(67.7)	(184,292)	(74.0)	(631,677)	(94.2)
Processing services	(2,505)	(3.0)	(11,185)	(4.5)	(52,999)	(7.9)
Total cost of revenues	(59,646)	(70.7)	(195,477)	(78.5)	(684,676)	(102.1)
Gross profit (loss)	24,725	29.3	53,496	21.5	(14,310)	(2.1)
Operating expenses:
Sales and marketing	(335)	(0.4)	(584)	(0.2)	(620)	(0.1)
General and administrative	(2,285)	(2.6)	(8,754)	(3.5)	(23,194)	(3.5)
Research and development	(39)	0.0	(1,143)	(0.5)	(9,713)	(1.4)
Impairment loss on property, plant and equipment	—	—	—	—	(763)	(0.1)
Other general (expenses) income	169	0.2	418	0.2	84	—
Total operating expenses	(2,490)	3.0	(10,063)	4.0	(34,206)	(5.1)
Income (loss) from operations	22,235	26.4	43,433	17.4	(48,516)	(7.2)
Interest income	312	0.4	1,934	0.8	1,783	0.3
Interest expense	(331)	(0.4)	(4,512)	(1.8)	(11,869)	(1.8)
Foreign exchange gain (loss)	364	0.4	(4,047)	(1.6)	(3,097)	(0.5)
Income (loss) before income tax, minority interest and equity in earnings of investee	22,580	26.8	36,808	14.8	(61,699)	(9.2)
Income tax benefit (expense)	2,721	3.2	6,155	2.5	2,420	0.4
Minority interest	—	—	(27)	—	(802)	(0.1)
Equity in earnings of investee	—	—	—	—	5,175	0.8
Net income (loss) attributable to equity holders	$25,301	30.0%	$42,936	17.2%	$(54,906)	(8.2)%

Year Ended December 31, 2007 Compared to Year Ended December 31, 2008

Net revenues. Our net revenues increased significantly from $249.0 million in 2007 to $670.4 million in 2008 primarily due to an increase in solar wafer sales. We had an increase in the volume of solar wafers sold from 124.6 MW in 2007 to 343.7 MW in 2008. The increase was primarily due to strong market demand for solar wafers in 2008 until the market weakened in the last quarter of 2008, and was also facilitated by the expansion of our manufacturing capacity of solar ingots from 378 MW as of December 31, 2007 to 645 MW as of December 31, 2008.  Our average selling price of wafers increased from $2.30 per watt in 2007 to $2.55 per watt in 2008 due to an increase in demand for solar wafers in the first three quarter of 2008, which was partially offset by a decrease in the average selling price of our wafers in the fourth quarter of 2008 due to the precipitous decline in market demand for solar products along the value chain caused by the global financial downturn.

In 2007 and 2008, $17.7 million and $90.0 million, respectively, of our net revenues were generated from processing silicon raw materials into solar ingots or solar wafers for customers. This increase is primarily due to increased demand from customers for such processing services.

Cost of revenues. Our cost of revenues increased from $195.5 million in 2007 to $684.7 million in 2008.  Until the last quarter of 2008, our silicon raw material costs increased significantly primarily due to increases in silicon raw material prices and purchased volume, as well as a change in raw material mix as we purchased higher quality raw materials. Our average silicon raw material cost per watt increased approximately 22.8% in 2008 compared to 2007. In the last quarter of 2008, polysilicon prices started falling significantly as a result of the impact of the global financial crisis. As a result, we had non-cash inventory provision of $131.0 million and a provision for silicon purchase commitment of $6.0 million. Our costs of consumables, overhead costs, labor costs and depreciation also increased due to increased sales and processing services.

Gross profit (loss). Gross loss for 2008 was $14.3 million, compared to gross profit of $53.5 million for 2007. Gross margin for 2008 was negative 2.1%, compared to positive 21.5% for 2007.  Excluding the inventory write-down in the fourth quarter of 2008, gross profit for 2008 was $124.1 million and gross margin was positive 18.3%. The decrease in gross margin was primarily due to reductions in the average selling price of our products and the inventory write-down during the fourth quarter of 2008.  The impact of increased cost of revenues was offset by our continuous efforts to increase our operational efficiency and manage the cost of raw materials.

Sales and marketing expenses. Sales and marketing expenses were approximately $0.6 million both in 2007 and 2008. Although expenses for attending industrial exhibitions and advertising increased, the expenses were offset by the decrease in commission paid to sales agents as we engaged in more direct sales.  As a percentage to our net revenues, sales and marketing expenses decreased from 0.2% in 2007 to 0.1% in 2008.

General and administrative expenses. General and administrative expenses increased from $8.8 million in 2007 to $23.2 million in 2008. The increase in our general and administrative expenses was primarily due to increased salaries and benefits of $3.9 million due to increased headcount of our administrative personnel, compliance-related consulting and professional fees of $2.3 million, share-based compensation expenses for options granted to our employees of $2.2 million, and allowance for doubtful debts of $3.6 million as a result of the global financial crisis. As a percentage of our net revenues, general and administrative expenses remained relatively flat at 3.5% in 2007 and 2008.

Research and development expenses. Research and development expenses increased from $1.1 million in 2007 to $9.7 million in 2008. The increase was primarily due to increased costs of silicon and other materials used as we increased our research and development activities.

Interest income and expenses. Our interest income was $1.9 million in 2007 compared to $1.8 million in 2008. Our interest expenses increased from $4.5 million in 2007 to $11.9 million in 2008 primarily as a result of increased short-term and long-term borrowings and increased borrowing costs to finance equipment purchases, construction of the polysilicon manufacturing plant and the working capital requirements of our growing business.

Foreign exchange loss, net. We recognized a foreign exchange loss of $4.0 million in 2007, compared to a foreign exchange loss of $3.1 million in 2008. Although the exchange rate of the Renminbi against the U.S. dollar increased in the last quarter of 2008, our foreign exchange risk exposure is offset by our diversifying from receiving payments in the U.S. dollar to a number of foreign currencies, such as the Euro.

Income tax benefit (expense). Our income tax benefit decreased from $6.2 million in 2007 to $2.4 million in 2008 primarily due to the promulgation of the new Enterprise Income Tax Law which ceased the granting of tax credit for the purchase of domestic equipment after January 1, 2008.

Net income. As a result of the foregoing, our net income decreased from $42.9 million in 2007 to a loss of $54.9 million in 2008.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2007

Net revenues. Our net revenues increased significantly from $84.4 million in 2006 to $249.0 million in 2007 primarily due to an increase in solar wafer sales. We discontinued the sale of solar modules in April 2006 to focus on the production and sale of solar wafers. We built up our wafer slicing capacity in 2006 and increased our annual manufacturing capacity of solar ingots to 378 MW as of December 31, 2007, which contributed to our significant revenue growth. As a result, our revenues generated from the sale of solar wafers increased from approximately $56.0 million in 2006 to $226.6 million in 2007, and our revenues derived from the sale of modules decreased from $2.2 million in 2006 to nil in 2007. We sold 26.0 MW and 98.6 MW of solar wafers in 2006 and 2007, respectively. We sold 0.5 MW and nil of solar modules in 2006 and 2007, respectively.  Our average selling price of wafers increased from $2.16 per watt in 2006 to $2.30 per watt in 2007 due to an increase in market demand for solar wafers.

In 2006 and 2007, we derived a portion of our revenues from the sale of ingots, when our ingot manufacturing capacity was larger than our wafer slicing capacity. Our revenues generated from the sale of ingots decreased from $13.8 million in 2006 to $1.3 million in 2007 as we built up our wafer slicing capability. We also generated revenues of $2.8 million from the sale of solar cells in 2006 in connection with the purchase and sale of solar cells and the disposal of our solar cell inventories after we discontinued the sale of solar modules in April 2006. Our revenues generated from the sale of silicon raw materials were $3.5 million in 2007.

In 2006 and 2007, $5.9 million and $17.7 million, respectively, of our net revenues were generated from processing silicon raw materials into solar ingots or solar wafers for customers. This increase is primarily due to increased demand from customers for such processing services.

Cost of revenues. Our cost of revenues increased from $59.6 million in 2006 to $195.5 million in 2007. Our reclaimable silicon raw material costs increased significantly primarily due to increases in silicon raw material prices and purchased volume, as well as a change in raw material mix as we purchased higher quality raw materials. In 2007, our average silicon cost per watt increased approximately 37.7% compared to the cost in 2006. Our costs of consumables, overhead costs, labor costs and depreciation also increased due to increased sales and processing services.

Gross profit. Our gross profit increased by $28.8 million from $24.7 million in 2006 to $53.5 million in 2007. Our gross margin decreased from 29.3% in 2006 to 21.5% in 2007, primarily due to increases in the cost of reclaimable silicon raw materials as described above while prices of our wafers remained relatively stable. The impact of the increase in the cost of raw materials was offset in part by our efforts to (i) increase production yield by efficiently utilizing silicon consumption, enhance process technologies and improve labor skills, (ii) control raw material costs through sourcing of reclaimable silicon raw materials from strengthened international procurement network, (iii) reduce processing fees paid to third parties after our commencement of in-house wafer-slicing operations in the third quarter of 2006, and (iv) higher average selling price of our wafer products (from $2.16 in 2006 to $2.30 in 2007) due to strong demand for our wafer products.

Sales and marketing expenses. Sales and marketing expenses increased from $0.3 million in 2006 to $0.6 million in 2007. The increase in sales and marketing expenses was primarily due to an increase in expenses for attending industrial exhibitions and advertising and promotion expenses and an increase in sales and marketing personnel as we expanded our wafer business. As a percentage of net revenues, sales and marketing expenses decreased from 0.4% in 2006 to 0.2% in 2007 primarily due to our increased scale, a decrease in commissions paid to sales agents because we engaged in more direct sales, and a decrease in warranty costs as we discontinued the sale of solar modules in April 2006.

General and administrative expenses. General and administrative expenses increased from $2.3 million in 2006 to $8.8 million in 2007. The increase in our general and administrative expenses was primarily due to increased salaries, bonuses and benefits as we hired more staff to manage the manufacture and sale of multicrystalline wafers and our growing business, and our professional fees and compliance expenses increased as we became a public company listed on AIM. As a percentage of net revenues, general and administrative expenses increased from 2.7% in 2006 to 3.5% in 2007.

Research and development expenses. Research and development expenses increased from $39,000 in 2006 to approximately $1.1 million in 2007. The increase in our research and development expenses in 2007 included increases in salaries and benefits of our research and development employees, the cost of chemicals and other materials used in our research and development activities and depreciation of relevant equipment.

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

Foreign exchange gain (loss), net. We recognized a foreign exchange loss of $4.0 million in 2007, compared to a foreign exchange gain of $0.4 million in 2006. Our foreign exchange loss in 2007 was primarily due to the appreciation of the Renminbi against the U.S. dollar and increases in our U.S. dollar denominated assets, such as cash and cash equivalents and advances to suppliers. Our foreign exchange gain in 2006 was primarily due to the appreciation of the Renminbi against the U.S. dollar and increases in our U.S. dollar denominated liabilities, such as advances from customers.

Income tax benefit. Our income tax benefit increased from $2.7 million in 2006 to $6.2 million in 2007, primarily due to the utilization of tax credit carryforwards to offset the income tax of the current period and the increase in our deferred tax liabilities.

Net income. As a result of the foregoing, our net income increased from $25.3 million, or 30.0% of net revenues, in 2006 to $42.9 million, or 17.2% of net revenues, in 2007.

B.	Liquidity and Capital Resources

Liquidity and Capital Resources

We have financed our operations primarily through short-term borrowings, long-term borrowings, the proceeds from our equity offerings on AIM and the NYSE, the proceeds from our convertible bonds offering and cash generated from operations. As of December 31, 2006, 2007 and 2008, we had $9.9 million, $53.1 million and $112.3 million, respectively, in cash and cash equivalents, and $14.7 million, $89.5 million and $224.8 million, respectively, in outstanding borrowings. In 2006, 2007 and 2008, we had bank credit facilities of $15.6 million, $184.8 million and $463.2 million, respectively, of which $14.7 million, $89.5 million and $241.5 million were drawn down. As of December 31, 2006, 2007 and 2008, $0.9 million, $95.3 million and $221.7 million were available under these facilities.

As of December 31, 2006, 2007 and 2008, we had outstanding short-term borrowings of $14.7 million, $71.7 million and $192.0 million, respectively. These short-term borrowings expire at various times throughout the year. Our short-term borrowings outstanding as of December 31, 2006, 2007 and 2008 were RMB-denominated and bore a weighted average interest rate of 6.0%, 6.0% and 6.5%, respectively. Some of our short-term borrowings are secured by our inventories, facilities and equipment. We have other short-term borrowings guaranteed by Mr. Li, our chief executive officer and director, and his wife. Furthermore, according to certain loan agreements, our operating subsidiary Zhejiang Yuhui is not permitted to pay dividends for any given year if it has no after-tax profit, or any principal or interest due in that year has not been paid.

As of December 31, 2007 and 2008, we had outstanding long-term borrowings of $17.8 million and $32.8 million, respectively.  We obtained two long-term loans in RMB equivalent of approximately $2.6 million and $2.1 million in June 2007 and one long-term loan in RMB equivalent of approximately $2.0 million in July 2007 from Industrial and Commercial Bank of China. The loans were used to finance the construction of our multicrystalline wafer facilities and purchase of equipment. All of these bank loans are unsecured and have variable interest rates tied to a percentage below the applicable benchmark interest rate set by the People’s Bank of China. In January 2008, we obtained a long-term loan in RMB equivalent of approximately $16.3 million from Bank of China. This loan is secured by mortgages over some of our equipment and inventory and a guarantee provided by Mr. Li, our director and chief executive officer, and his wife. This loan has a variable interest rate adjusted on an annual basis according to the applicable benchmark interest rate set by the People’s Bank of China. We also obtained three long-term loans from Industrial and Commercial Bank of China in RMB equivalent of approximately $3.4 million in March 2008, $4.1 million in April 2008 and $4.8 million in April 2008, respectively. These loans are secured by mortgages over some of our inventory. These loans have a variable interest rate adjusted on an annual basis according to the applicable benchmark interest rate set by the People’s Bank of China. The loans in the amount of $ 11.7 million, $ 27.7 million and $ 5.1 million will be due for repayment upon maturity in 2009, 2010 and 2011, respectively. The weighted average interest rate for such loans was approximately 7.45% in 2008.

In August 2006, we raised net proceeds of $46.3 million from share issuances in connection with our admission to AIM. We issued RMB928,700,000 U.S. Dollar Settled 1% Convertible Bonds due 2012 in March 2007. The bonds are convertible into our shares at an initial conversion price of £5.74 per share. The conversion price will be adjusted upon occurrence of certain events, including, among others, issuance of our shares at a price below 95% of the current market price on the last trading day preceding the date of announcement of the terms of our offering. Current market price at a particular date is the average closing price of our AIM shares for the five consecutive trading days ending on the trading day immediately preceding such date. The bonds mature on March 26, 2012 at 105.9% of their principal amount plus accrued interest. We may redeem the bonds at any time on or after March 26, 2009, at a premium giving holders a yield of 2.125% per annum, compounded semi-annually, plus accrued interest. Holders may require us to redeem the bonds on March 26, 2010 at 103.47% of their principal amount plus accrued interest. As of December 31, 2008, the carrying value of our convertible bonds was $138.9 million.  During the second quarter of 2009, we repurchased RMB270 million ($39.5 million) aggregate principal amount of our bonds, for a total consideration of approximately RMB186 million ($27.3 million) paid in combination of cash and shares.

We have significant working capital commitments because many of our suppliers of silicon raw materials require us to make prepayments in advance of shipment. Due to the industry-wide shortage of polysilicon, working capital and access to financing to allow for the purchase of silicon raw materials are critical to growing our business. Our short-term borrowings increased primarily as a result of our need to fund our expanded working capital, including advances to suppliers and increases in our inventory. Our advances to suppliers increased from $17.0 million as of December 31, 2006 to $53.7 million as of December 31, 2007 and to $82.7 million as of December 31, 2008 due to the significant expansion of our solar wafer manufacturing capacity and output.  In 2009, we expect to manage optimal levels of inventory in order to preserve cash, manage our debt levels and meet our working capital requirements.

We generally require customers to make prepayment before delivery. Accordingly, our accounts receivable increased from $0.7 million as of December 31, 2006 to $8.8 million as of December 31, 2007 and $43.2 million as of December 31, 2008. The increase in our accounts receivable as of December 31, 2008 compared to December 31, 2007 was primarily due to the weak demand from customers and declining sales prices of our wafer products since the fourth quarter of 2008.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2006	2007	2008
	(in thousands)
Net cash provided by (used in) operating activities	$(15,499)	$(31,661)	$(34,814)
Net cash used in investing activities	(32,205)	(118,200)	(336,201)
Net cash provided by financing activities	57,218	188,537	422,229
Net increase in cash and cash equivalents	9,458	43,275	59,196
Cash and cash equivalents at the beginning of the year	404	9,862	53,137
Cash and cash equivalents at the end of the year	$9,862	$53,137	$112,333

Operating activities

Net cash used in operating activities in 2008 was $34.8 million, primarily due to (i) an increase in inventories of $204.8 million as our business and capacity expanded, (ii) an increase in credit granted to our customers of $34.9 million due to our increased sales, (iii) an increase of long-term polysilicon procurement advances of $9.3 million, and (iv) increases in value added tax recoverable and prepayment expenses and other current assets. The cash outflow was offset in part by an increase in advances from customers of $89.9 million due to long-term sales contracts, a decrease in amount paid to related parties of $29.3 million, as well as an increase in accounts payable of $23.2 million due to longer payment terms granted to our customers.

Net cash used in operating activities in 2007 was $31.7 million, primarily due to (i) an increase in inventories of $60.4 million as we expended substantially more cash to increase our inventories to meet production output, (ii) an increase in advances to suppliers of $34.3 million to secure raw materials for our increased production output, (iii) an increase in prepaid expenses and other current assets of $6.6 million primarily related to our entitlement to tax credits for the purchase of certain domestic equipment and our prepayment of income tax. The substantial cash outflow was offset in part by a net income of $42.9 million. Although net cash outflow is expected to continue, we are able to fund our net cash outflow from internally generated cash, existing bank facilities, proceeds from our initial public offering in the United States and prepayments from our customers on our wafer sales.

Net cash used in operating activities in 2006 was $15.5 million, primarily due to (i) an increase in inventories of $40.6 million as we expended substantially more cash to increase our inventories to meet production output and (ii) an increase in advances to suppliers of $15.6 million to secure raw materials for our increased production output. The substantial cash outflow was partially offset by an increase in advances from customers of $29.2 million due to increased sales and a net income of $25.3 million.

Investing activities

Net cash used in investing activities in 2008 was $336.2 million, primarily due to an increase in property, plant and equipment expenditures of $208.3 million, comprised mainly of purchases of wafer production equipment, and an increase in prepayments for polysilicon manufacturing equipment of $129.0 million, partially offset by cash received from a government subsidy of $6.0 million and proceeds of the disposal of our investment in Linzhou Zhongsheng Semiconductor of $6.3 million.

Net cash used in investing activities in 2007 was $118.2 million, primarily due to an increase in property, plant and equipment expenditures of $101.4 million for the construction of our wafer and ingot production facilities, as well as advances for the purchase of production equipment of $13.1 million.

Net cash used in investing activities in 2006 was $32.2 million, primarily due to an increase in property, plant and equipment expenditures of $17.6 million for the construction of our wafer and ingot production facilities, as well as advances for the purchase of production equipment of $14.6 million.

Financing activities

Net cash provided by financing activities in 2008 was $422.2 million, primarily due to net proceeds of $294.0 received from our initial public offering on the NYSE in January 2008 and the follow-on offering completed in June 2008, and $269.5 million from the net proceeds from bank borrowing.  During this period, we repaid $141.4 million of bank borrowings.

Net cash provided by financing activities was $188.5 million in 2007, primarily due to an increase in bank borrowings of $114.9 million in 2007 and the net proceeds of $115.8 million received from our convertible bonds issued in March 2007.  During this period, we repaid $44.0 million of bank borrowings.

Net cash provided by financing activities was $57.2 million in 2006. The increase was primarily due to an increase in short-term bank borrowings of $27.1 million and the net proceeds of $46.2 million from our initial public offering on AIM in August 2006.  During this period, we repaid approximately $13.7 million of bank borrowings.

Restrictions on cash dividends

For a discussion on the ability of our subsidiaries to transfer funds to our company and the impact this has on our ability to meet our cash obligations, see “Item 3. Key Information—D. Risk Factors—We rely on dividends paid by our subsidiary and repayment of shareholder’s loan for our cash needs,” “Item 3. Key Information—D. Risk Factors—Under the Enterprise Income Tax Law, dividends payable by us and gains on the disposition of our shares or ADSs could be subject to PRC taxation,” and “Item 4.B—Business Overview—Regulation— Regulation of Foreign Currency Exchange and Dividend Distribution.”

Capital Expenditures

We had capital expenditures of $17.6 million, $101.4 million and $208.3 million in 2006, 2007 and 2008, respectively. We had advances for purchases of property, plant and equipment of $14.6 million, $13.1 million and $129.0 million in 2006, 2007 and 2008, respectively. As of December 31, 2006, 2007 and 2008, commitments outstanding for purchase of property, plant and equipment were $29.6 million, $103.3 million and $254.2 million, respectively. Our capital expenditures were used primarily to build our wafer and ingot processing plant, purchase production equipment and acquire land-use rights.

We estimate that our capital expenditures for 2009 are approximately $173.0 million in cash, of which we allocate $127.0 million to our in-house polysilicon plant in Sichuan, and $46.0 million to our wafer plant in Zhejiang. As of December 31, 2008, we had annual wafer manufacturing capacity of approximately 645 MW, consisting of monocrystalline wafer manufacturing capacity of approximately 325 MW and multicrystalline wafer manufacturing capacity of approximately 320 MW.  We plan to expand our annual wafer manufacturing capacity to approximately 825 MW, consisting of monocrystalline wafer manufacturing capacity of approximately 325 MW and multicrystalline wafer manufacturing capacity of approximately 500 MW by July 2009.  Due to the current volatile market conditions, we cannot assure you that we will achieve our 2009 expansion plan. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our dependence on a limited number of third-party suppliers for key manufacturing equipment could prevent us from timely fulfillment of customer orders and successful execution of our expansion plans.”

We believe that our current cash and cash equivalents, anticipated cash flows from our operations and bank borrowings will be sufficient to meet our anticipated cash needs in 2009 based on current capital expenditure and operation plans. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we have decided or may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities or borrow from lending institutions.

Recent Accounting Pronouncements

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), “Business Combinations,” or SFAS No. 141(R). SFAS No. 141(R) replaces Statement of Financial Accounting Standards No. 141, “Business Combinations,” or SFAS No. 141, although it retains the fundamental requirement in SFAS No. 141 that the acquisition method of accounting be used for all business combinations. SFAS No. 141(R) establishes principles and requirements for how the acquirer in a business combination (a) recognizes and measures the assets acquired, liabilities assumed and any noncontrolling interest in the acquiree, (b) recognizes and measures the goodwill acquired in a business combination or a gain from a bargain purchase and (c) determines what information to disclose regarding the business combination. SFAS No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first fiscal year after December 15, 2008. The adoption of FAS No. 141(R) will change our accounting treatment for business combinations on a prospective basis beginning on January 1, 2009.

In April 2009, the FASB issued FSP FAS 141(R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies,” or FSP FAS 141(R)-1.  Under FSP FAS 141(R)-1, the general requirements in FAS 141 for acquired contingencies should be carried forward without significant revision.  Accordingly, under the FSP, assets acquired and liabilities assumed in a business combination that arise from contingencies should be recognized at fair value on the acquisition date if fair value can be determined during the measurement period. Otherwise, companies would typically account for those acquired contingencies using existing guidance. For calendar year-end companies, the guidance is effective as of the start of the first quarter of 2009.  The adoption of FSP FAS 141(R)-1 will change our accounting treatment for business combinations on a prospective basis beginning on January 1, 2009.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements,” or SFAS No. 160. SFAS No. 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary, commonly referred to as minority interest. Among other matters, SFAS No. 160 requires (a) the noncontrolling interest be reported within equity in the balance sheet and (b) the amount of consolidated net income attributable to the parent and to the noncontrolling interest to be clearly presented in the statement of income. SFAS No. 160 also requires that SAB 51 Gains for subsidiaries be recorded in equity and SAB 51 Gains for equity affiliates be recorded in earnings. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008, and is to be applied prospectively, except for the presentation and disclosure requirements, which shall be applied retrospectively for all periods presented. We will adopt SFAS No. 160 on January 1, 2009.

In February 2008, the FASB issued FSP 157-2, which delayed the effective date of SFAS No. 157 for all non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until the beginning of the first quarter of fiscal year 2009. We are currently evaluating the impact that FSP 157-2 will have on our financial statements.

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133,” or SFAS No. 161. The standard requires additional quantitative disclosures (provided in tabular form) and qualitative disclosures for derivative instruments. The required disclosures include how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows; the relative volume of derivative activity; the objectives and strategies for using derivative instruments; the accounting treatment for those derivative instruments formally designated as the hedging instrument in a hedge relationship; and the existence and nature of credit-risk-related contingent features for derivatives. SFAS No. 161 does not change the accounting treatment for derivative instruments. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. SFAS No. 161 does not change the accounting treatment for derivative instruments but will impact our disclosures related to derivative instruments and hedging activities effective January 1, 2009.

In April 2008, the FASB issued FASB Staff Positions SFAS No. 142-3, “Determination of the Useful Life of Intangible Assets,” or FSP FAS 142-3. FSP FAS 142-3 amends the factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of recognized intangible assets under SFAS No. 142, “Goodwill and Other Intangible Assets” This guidance for determining the useful life of a recognized intangible asset applies prospectively to intangible assets acquired individually or with a group of other assets in either an asset acquisition or business combination. FSP FAS 142-3 is effective for our financial statements for the year beginning on January 1, 2009. The adoption of FSP FAS 142-3 is not expected to have a material impact on our results of operations, cash flows or financial position.

In June 2008, the FASB issued FASB Staff Positions EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities,” or FSP 03-6-1. FSP 03-6-1 defines unvested share-based payment awards that contain non-forfeitable rights to dividends as participating securities that should be included in computing earnings per share (EPS) using the two-class method under SFAS No. 128, “Earnings per Share.” FSP 03-6-1 is effective for our financial statements for the year beginning on January 1, 2009. Additionally, all prior-period EPS data shall be adjusted retrospectively. The adoption of FSP 03-6-1 is not expected to have a material impact on our results of operations, cash flows or financial position.

EITF Issue No. 07-5, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock,” or EITF 07-5.  The objective of EITF 07-5 is to provide guidance for determining whether an equity-linked financial instrument is indexed to an entity’s own stock. This determination is needed for a scope exception under Paragraph 11(a) of FAS 133 which would enable a derivative instrument to be accounted for under the accrual method.  EITF 07-5 is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. It should be applied to outstanding instruments as of the beginning of the fiscal year in which it is adopted.  The adoption of EITF 07-5 is not expected to have a material impact on our results of operations, cash flows or financial position.

At the November 24, 2008 meeting, the FASB ratified EITF Issue No. 08-7, “Accounting for Defensive Intangible Assets,” or EITF 08-7. EITF 08-7 requires entities that will acquire a defensive intangible asset after the effective date of Statement 141(R), to account for the acquired intangible asset as a separate unit of accounting and amortize the acquired intangible asset over the period during which the asset would diminish in value. EITF 08-7 is effective for defensive intangible assets acquired in fiscal years beginning on or after December 15, 2008. We are currently evaluating the impact of this statement on our consolidated financial statements.

On April 9, 2009, the FASB issued three Staff Positions, or FSPs: (1) FSP FAS 157-4, which provides guidance on determining fair value when market activity has decreased; (2) FSP FAS 115-2 and FAS 124-2, which address other-than-temporary impairments for debt securities; and (3) FSP FAS 107-1 and APB 28-1, which discuss fair value disclosures for financial instruments in interim periods. These FSPs are effective for interim and annual periods ending after June 15, 2009, with early adoption permitted. We are currently evaluating the impact, if any, of these FSPs on our consolidated financial statements.

In May 2009, the FASB issued Statement of Financial Accounting Standards No. 165, "Subsequent Events" (SFAS No.165). SFAS 165 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, SFAS 165 provides (i) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and (iii) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. SFAS 165 is effective for interim or annual financial periods ending after June 15, 2009 and shall be applied prospectively.

C.	Research and Development, Patents and Licenses, Etc.

Research and Development

We focus our research and development efforts on improving our manufacturing efficiency and the quality of our products. As of December 31, 2008, our research and development team consisted of 62 experienced researchers and engineers. In addition, some of our manufacturing employees regularly participate in our research and development programs. A part of our research and development is conducted at our solar power technology development center, which is outfitted with advanced equipment for the study of solar power.

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

Our in-depth experience in using reclaimable silicon raw materials enables us to mix different types of raw materials in the right proportions to produce high-quality silicon ingots. We have also developed proprietary methods of producing more monocrystalline ingots by inserting silicon raw materials into the furnaces after each production cycle without waiting for the furnaces to cool. These innovations enable us to increase the yield of our ingots, reduce electricity costs and enhance the utilization rates of our furnaces and consumables, such as crucibles. We have also improved the structure of our monocrystalline furnaces so that they can provide more favorable heating conditions to enhance ingot production. In addition, we have developed technologies that allow us to use silicon powder to produce ingots, thereby further expanding the range of silicon raw materials for our production. We have also designed a device used for transporting solar wafers during the manufacturing process. Furthermore, we have started testing production of silicon ingots from metallurgical-grade silicon. Because there is limited research on metallurgical silicon, it is uncertain whether our development efforts will yield expected results or whether we are able to effectively use this new grade of silicon in our products.

Our development efforts also have focused on improving our wafer slicing ability by using thinner wires and higher precision techniques to slice thinner wafers. In each of the three years ended December 31, 2006, 2007 and 2008, our research and development expenses were approximately $38,970, $1.1 million and $9.7 million, respectively.

Intellectual Property

As of the date of this annual report, we had six patents and ten pending patent applications in China. These patents and patent applications as listed below relate to the technologies utilized in our manufacturing processes. We intend to continue to assess appropriate opportunities for patent protection of critical aspects of our technologies.  Our patents and our pending patent applications relate to improvements to the recycling, sorting and purification of silicon raw materials, ingot casting and wafer slicing processes.

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

We filed trademark registration applications for “ReneSola” and relevant designs with the PRC Trademark Office and U.S. Patent and Trademark Office in 2006, and with the Korean Intellectual Property Office, the Japan Patent Office and EU Office of Harmonization for the Internal Market in 2007. The trademark of “ReneSola” has been separately registered with the EU office of Harmonization for the Internal Market on January 10, 2007 for a period of ten years, with the Japan Patent Office on June 22, 2007 for a period of 10 years, with the Korean Intellectual Property Office on October 8, 2008 and December 13, 2008 for two applications of different commodity category, respectively, both for a period of 10 years, and with the U.S. Patent and Trademark Office on October 28, 2008 for a period of 10 years. The trademark registration with the PRC Trademark office has gone through the three-month announcement period and is expected to be approved if no objection is raised.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2008 to December 31, 2008 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2008:

	Payment Due by Period
	Less than
Contractual Obligations Total	Total	1 year	1-3 years	3-5 years
	(in thousands)
Long-term borrowings(1)	$44,558	$11,726	$32,832	－
Convertible bonds(1)(3)	142,519	－	142,519	－
Purchase obligations(2)	358,214	319,523	38,691	－
Total	$541,676	$470,153	$71,523	－

(1)	Includes estimated interest payable under contract terms.
(2)	Includes commitments to purchase production equipment and payment obligations under construction contracts.
(3)
Assumes the holders of our convertible bonds require us to redeem the convertible bonds as early as March 26, 2010. The figures exclude the bond repurchases in the second quarter of 2009. If taking into account the bond repurchases in 2009, the total payment due will be approximately RMB675 million ($98.9 million).

In January 2009, we obtained a long-term loan from China Construction Bank of RMB800 million ($117.3 million) to be repaid based on a repayment schedule with the final amount due in January 2014. This loan, which is secured by a guarantee provided by Mr. Li, our director and chief executive officer, and his wife, is used to finance the construction of our polysilicon production facility in Meishan, Sichuan. In March 2009, we obtained two long-term loans from Industrial and Commercial Bank of China of RMB50 million ($7.3 million) and RMB50 million ($7.3 million), which are due in February 2012 and May 2011, respectively. These two loans are unsecured and have interest rates that may be adjusted by the lenders according to the applicable benchmark interest rate set by the People’s Bank of China. We also obtained four long-term loans from Agricultural Bank of China of RMB30 million ($4.4 million) in February 2009, RMB30 million ($4.4 million) in March 2009, RMB27 million ($4.0 million) in March 2009 and RMB13 million ($1.9 million) in April 2009, which are due in February 2011, February 2011, February 2011 and November 2010, respectively.  These loans, which are secured by mortgages over some of our equipment and facilities, will be used to finance business operations. These loans have a variable interest rate adjusted on a quarterly basis according to the applicable benchmark interest rate set by the People’s Bank of China.

G.	Safe Harbor

We make “forward-looking statements” throughout this annual report, such as our expected manufacturing capacity, our estimated silicon raw material requirements for 2009 and our estimated silicon consumption rate for 2009. Whenever you read a statement that is not simply a statement of historical fact (such as when we describe what we “believe,” “expect” or “anticipate” will occur, what “will” or “could” happen, and other similar statements), you must remember that our expectations may not be correct, even though we believe that they are reasonable. We do not guarantee that the transactions and events described in this annual report will happen as described or that they will happen at all. You should read this annual report completely and with the understanding that actual future results may be materially different from what we expect. The forward-looking statements made in this annual report relate only to events as of the date on which the statements are made. We undertake no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though our situation will change in the future.

Whether actual results will conform to our expectations and predictions is subject to a number of risks and uncertainties, many of which are beyond our control, and reflect future business decisions that are subject to change. Some of the assumptions, future results and levels of performance expressed or implied in the forward-looking statements we make inevitably will not materialize, and unanticipated events may occur which will affect our results. “Part 1. Item 3. Key Information—D. Risk Factors” describes the principal contingencies and uncertainties to which we believe we are subject. You should not place undue reliance on these forward-looking statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Martin Bloom	57	Chairman, Independent Director
Xianshou Li	40	Director and Chief Executive Officer
Yuncai Wu	41	Director and Vice President
Jing Wang	61	Independent Director
Wee Seng Tan	54	Independent Director
Charles Xiaoshu Bai	48	Chief Financial Officer
Panjian Li	45	Chief Operating Officer
Mingde Wang	47	Vice President
Julia Jiyan Xu	37	Vice President

Directors

Mr. Martin Bloom has been our independent director since July 2006 and has served as our chairman of the board since September 2006. Mr. Bloom is currently the chairman of the China UK Venture Capital Joint Working Group and special advisor for Asia of Argopolo Capital Partners, an international telecom and media convergence venture capital fund. He has also been a partner of Cambridge Accelerator Partners LLP, a venture fund, since August 2004. From 1996 to 1997, he worked for Coopers & Lybrand as project manager of the International Business and Industrial Secondments (IBIS) Scheme, a technology transfer scheme between the United Kingdom and Japan on behalf of the Department of Trade & Industry of the United Kingdom. Mr. Bloom has a bachelor’s degree with honors in economics from the University of Southampton and a master’s degree in history jointly from Imperial College and University College, London.

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

Mr. Wee Seng Tan has been our independent director since April 2009. Mr. Tan has over 30 years of experience in financial, business, acquisition and post-acquisition management. Mr. Tan previously served executive roles, including executive director, chief financial officer and other positions, for Li Ning Company Limited from 2003 to 2008. Prior to joining Li Ning Company Limited, Mr. Tan worked at Reuters Limited since 1984 and served as a senior vice president in charge of business management in China and other northeast Asian countries from 1999 to 2002, as a finance manager in charge of East Asia region financial management in 1998, as managing director of AFE Computer Services Limited, a Reuters Hong Kong subsidiary, from 1995 to 1998 and as director of Infocast Pty Limited, a Reuters Australia subsidiary, from 1994 to 1995. Mr. Tan is a fellow member of the Chartered Institute of Management Accountants in the United Kingdom and a fellow member of the Hong Kong Institute of Directors.

Executive Officers

Mr. Charles Xiaoshu Bai has been our chief financial officer since May 2006. Prior to joining us, Mr. Bai worked for over 16 years with investment banks and multinational companies. From 2003 to 2005, he worked as the chief financial officer of Fenet Software. From 2001 to 2002, he worked as a vice president of Tractebel Asia Co., Ltd., an energy company based in Thailand. From 1997 to 2001, Mr. Bai worked as a finance director of Ogden Energy Asia Pacific Co., Ltd., an energy company based in Hong Kong. At Tractebel and Ogden, Mr. Bai successfully completed a number of cross border mergers and acquisitions and project finance transactions. He was an associate director of Deutsche Bank in Hong Kong from 1995 to 1997 specializing in project and export finance. Mr. Bai received his bachelor’s degree in economics from China Southwestern University of Finance and Economics in 1983 and his MBA degree from IMD in Switzerland in 1989.

Dr. Panjian Li has been our chief operating officer since March 2009. Dr. Li was our chief strategy officer and our vice president of business development since April 2008 and November 2006, respectively. Dr. Li is also chief executive officer of ReneSola America. Dr. Li worked with the International Society for Bioceramics as the research and development manager and president from 2002 to 2006 and as scientist from 1996 to 2002. Dr. Li received his bachelor’s degree in metallurgy and his master’s degree in ceramics from Zhejiang University in 1984 and 1986, respectively. Dr. Li received his Ph.D in biomaterials from Leiden University in the Netherlands in 1993. He spent two years as a postdoctoral fellow at the University of Pennsylvania from 1994 to 1995. Dr. Li is the inventor or co-inventor of seven U.S. patents in material chemistry and has published numerous papers in international publications.

Dr. Mingde Wang has been our vice president of manufacturing since November 2008. Prior to joining us, Dr. Wang served as general manager at Wuxi Weifuautocam Precision Machinery Co. Ltd. and as China project director for Wuxi Kent Precision Automotive Components Inc., Ltd. from 2004 to 2008. Prior to that, Dr. Wang spent nine years at Autocam Corporation based in Grand Rapids, Michigan serving in various roles such as China project director, product manager and senior materials engineer. Dr. Wang received his bachelor of engineering degree and his masters of engineering degree in material engineering from Zhejiang University in 1982 and 1985, respectively. Dr. Wang received his Ph.D in materials science and engineering from the University of Pennsylvania in 1994.

Ms. Julia Jiyan Xu has been our vice president of international corporate finance and corporate communications since March 2009. She has over 10 years of international experience in the financial industry. Prior to joining us, she worked at Deutsche Bank as a member of the Debt Capital Market’s coverage team and before that as an equity research analyst until mid 2007 after receiving her MBA in 2004. From 1997 to 2002, she worked in various divisions at Bankers Trust and Lehman Brothers in New York, Tokyo and Hong Kong. Ms. Xu obtained her bachelor's degree in Biology from Cornell University in 1995 and received her MBA from Johnson School of Management of Cornell University in 2004.

The address of our directors and executive officers is c/o ReneSola Ltd., No. 8 Baoqun Road, YaoZhuang, Jiashan, Zhejiang 314117, People’s Republic of China.

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

B.	Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2008, an aggregate of approximately $1.14 million in cash was paid to our senior executive officers and directors.

Share Incentive Plan

Our board of directors has adopted a 2007 share incentive plan in September 2007, which was amended in January 2009, to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentive to employees, directors and consultants and promote the success of our business. We have reserved 7,500,000 shares for issuance under our 2007 share incentive plan. The following paragraphs describe the principal terms of our 2007 share incentive plan.

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

•	Options. Options provide for the right to purchase our shares at a price and period determined by our compensation committee in one or more installments after the grant date.

•
Restricted Shares. A restricted share award is the grant of our shares determined by our compensation committee. A restricted share is nontransferable, unless otherwise determined by our compensation committee at the time of award and may be repurchased by us upon termination of employment or service during a restricted period. Our compensation committee shall also determine in the award agreement whether the participant will be entitled to vote the restricted shares or receive dividends on such shares.

•
Restricted Share Units. Restricted share units represent the right to receive our shares at a specified date in the future, subject to forfeiture of such right. If the restricted share unit has not been forfeited, then on the date specified in the award agreement, we shall deliver to the holder unrestricted shares, which will be freely transferable.

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

Share Options

As of December 31, 2008, our board of directors has granted certain of our directors, officers and employees options for 4,220,000 shares in our company, excluding options forfeited pursuant to the terms of our 2007 share incentive plan and the exercised options. The following paragraphs describe the principal terms of our options.

 Option agreement. Options granted under our 2007 share incentive plan are evidenced by an option agreement that contains, among other things, provisions concerning exercisability and forfeiture upon termination of employment arrangement, as determined by our board.

Vesting schedule. Options granted under our 2007 share incentive plan generally vest over a five-year period following a specified grant date. We have two types of vesting schedules. Some of our options vest on a monthly basis over a five-year period, other options vest on a yearly basis. For the options that vest on a yearly basis, twenty percent of the options granted vest at the first anniversary of the grant date and the remaining eighty percent shall vest at the second, third, fourth and fifth anniversary of the grant date, subject to the optionee continuing to be an employee on each vesting date.

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

The following table summarizes, as of April 30, 2009, the outstanding options that we granted to our directors and executive officers and to other individuals as a group under our share incentive plan.

Name	Shares Underlying Outstanding Options		Exercise Price (£ or $/Share)	Grant Date	Expiration Date
Xianshou Li	—		—	—	—
Yuncai Wu	—		—	—	—
Charles Xiaoshu Bai	1,250,000		£2.985 or $6.069	October 9, 2007	October 9, 2013
Martin Bloom	—		—	—	—
Jing Wang	—		—	—	—
Wee Seng Tan	—		—	—	—
Panjian Li	1,210,000		£2.985 or $6.069	October 9, 2007	October 9, 2013
Mingde Wang	250,000		$1.845	May 22, 2009	May 22, 2015
Julia Jiyan Xu	150,000		$1.845	May 22, 2009	May 22, 2015

Directors and executive officers as a group	2,860,000		—	—	—
Other individuals as a group	685,000		£2.985 or $6.069	October 9, 2007	October 9, 2013
	30,000		£2.340 or $4.679	March 25, 2008	March 25, 2014
	100,000	(1)	£3.355 or $6.900	November 30, 2007	November 30, 2013
	100,000		£4.610 or $9.178	April 28, 2008	April 28, 2014
	525,000		£3.3575 or $6.609	July 8, 2008	July 8, 2014

(1) Represents 100,000 shares underlying options that were granted to Ms. Xiahe Lian, Mr. Xianshou Li’s wife.

C.	Board Practices

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

Audit Committee. Our audit committee consists of Messrs. Martin Bloom, Jing Wang and Wee Seng Tan. Messrs. Martin Bloom, Jing Wang and Wee Seng Tan satisfy the “independence” requirements of the New York Stock Exchange Listing Rules and Securities and Exchange Commission regulations. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Messrs. Martin Bloom and Jing Wang. Messrs. Martin Bloom and Jing Wang satisfy the “independence” requirements of the New York Stock Exchange Listing Rules and Securities and Exchange Commission regulations. The compensation committee discharges the responsibility of the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Corporate Governance and Nominating Committee. Our corporate governance and nominating committee consists of Messrs. Martin Bloom, Jing Wang and Wee Seng Tan. Messrs. Martin Bloom, Jing Wang and Wee Seng Tan satisfy the independence requirements of the New York Stock Exchange Listing Rules and Securities and Exchange Commission regulations. The corporate governance and nominating committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

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

Duties of Directors

Under British Virgin Islands law, our directors have a duty of loyalty to act honestly and in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess with such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. A shareholder has the right to seek damages if a duty owed by our directors is breached.

Terms of Directors and Officers

Our officers are appointed by and serve at the discretion of the board of directors. At each annual general meeting, one-third of our directors then existing, or if their number is not a multiple of three, then the number nearest to and not exceeding one-third, will be subject to re-election. The directors to retire by rotation shall be those who are longest in office since their election, or by lot should they be of the same seniority. Mr. Binghua Huang and Mr. Robert Naii Lee resigned as our directors in July 2008 and April 2009, respectively. We have appointed Mr. Wee Seng Tan to our board as an independent director in April 2009. On the assumption that no other director wishes to retire from office at the annual general meetings, Mr. Jing Wang, will be subject to re-election at the 2009 annual general meeting; Mr. Martin Bloom, next in seniority, will be subject to re-election at the 2010 annual general meeting; Mr. Xianshou Li will be subject to re-election at the 2011 annual general meeting; Mr. Wee Seng Tan will be subject to re-election at the 2012 annual general meeting; and Mr. Yuncai Wu will be subject to re-election at 2013 annual general meeting. We have not entered into any service contracts with the directors providing them with severance benefits upon termination of their terms with us.

D.	Employees

We had 1,882 and 2,925 full-time employees as of December 31, 2006 and 2007, respectively. As of December 31, 2008, we had 3,258 full-time employees, including 2,415 in manufacturing, 348 in equipment maintenance, 225 in quality assurance, 25 in purchasing, 62 in research and development, 29 in sales and marketing, and 154 in general and administrative. Substantially all of these employees are located at our facilities in Jiashan, China, and a small portion of employees are based in Malaysia, Singapore and the United States. We consider our relations with our employees to be good.

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our shares as of the date of this annual report by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our shares.

 Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and includes voting or investment power with respect to the securities.

	Shares Beneficially Owned
	Number	%
Directors and Executive Officers:
Xianshou Li(1)	37,474,939	26.5
Yuncai Wu(2)	19,294,970	13.6
Charles Xiaoshu Bai(3)	635,833	0.4
Martin Bloom	—	—
Jing Wang	—	—
Wee Seng Tan	—	—
Panjian Li(4)	437,500	0.3
Mingde Wang	—	—
Julia Jiyan Xu	—	—
All Directors and Executive Officers as a Group	57,843,242	40.6

Principal Shareholders:
Ruixin Holdings Limited(5)	37,454,939	26.5
Yuncai Holdings Limited(6)	19,294,970	13.6
Zhengmin Lian(7)	13,053,614	9.2
Xiangjun Dong(8)	10,215,872	7.2
Invesco Ltd. (9)	8,623,038	6.1

(1)
Consists of 37,454,939 shares held by Ruixin Holdings Limited, or Ruixin, a British Virgin Islands company wholly owned and controlled by Mr. Xianshou Li, and 20,000 shares issuable upon exercise of options held by Ms. Xiahe Lian, the wife of Mr. Li. Within the shares directly held by Ruixin, Mr. Li holds sole voting power of 23,266,229 shares. Mr. Li’s business address is Chengzhong Road, ZhuGuang Town, Yuhuan County, Zhejiang Province, PRC.

(2)
Consists of 19,294,970 shares held by Yuncai Holdings Limited, or Yuncai, a British Virgin Islands company wholly owned and controlled by Mr. Yuncai Wu. Within the shares directly held by Yuncai, Mr. Wu holds sole voting power of 10,214,195 shares. Mr. Wu’s business address is Suite 201, No. 32, Xianqian Road, Cheng Guan Cheng District, Zhejiang Province, PRC.

(3)
Represents 198,333 shares held by Mr. Bai and 437,500 shares issuable upon exercise of options held by Mr. Bai within 60 days after the date of this annual report. Mr. Bai’s business address is No. 8 Baoqun Road, Yaozhuang Industrial Park, Jiashan County, Zhejiang Province, 314117, PRC.

(4)
Represents 40,000 shares issuable pursuant to the employment agreement between the Company and Mr. Li and 397,500 shares issuable upon exercise of options held by Mr. Li within 60 days after the date of this annual report. Mr. Li’s business address is No. 8 Baoqun Road, Yaozhuang Industrial Park, Jiashan County, Zhejiang Province, 314117, PRC.

(5)
Ruixin is a company incorporated in the British Virgin Islands and its sole shareholder is Mr. Xianshou Li. The address for Ruixin Holdings Limited is Craigmuir Chambers, Road Town, Tortola, British Virgin Islands.

(6)
Yuncai is a company incorporated in the British Virgin Islands and its sole shareholder is Mr. Yuncai Wu. The address for Yuncai Holdings Limited is Craigmuir Chambers, Road Town, Tortola, British Virgin Islands.

(7)
Consists of 13,053,614 shares held by Ruixin. See “Related Party Transactions—Restructuring.” Mr. Lian’s business address is No. 8 Baoqun Road, Yaozhuang Industrial Park, Jiashan County, Zhejiang Province, 314117, China.

(8)
Consists of 1,135,096 shares held by Ruixin and 9,080,775 shares held by Yuncai. See “Related Party Transactions—Restructuring.” Mr. Dong’s business address is No. 8 Baoqun Road, Yaozhuang Industrial Park, Jiashan County, Zhejiang Province, 314117, China.

(9)
Based on a Schedule 13G jointly filed by Invesco Ltd., Invesco PowerShares Capital Management LLC and each of Invesco Ltd.’s direct and indirect subsidiaries on February 13, 2009, this represents shares underlying 4,311,519 ADSs held by them. Invesco Ltd. is a Bermuda Company with its business address at 1555 Peachtree Street NE, Atlanta, GA 30309, United States.

Our shares are traded both on the AIM in shares and on New York Stock Exchange in ADSs, and brokers or other nominees may hold shares and ADSs of our shares in “street name” for customers who are the beneficial owners of the shares. As a result, we may not be aware of each person or group of affiliated persons who beneficially own more than 5.0% of our common stock.

As of the date of this annual report, 141,624,912 of our shares were issued and outstanding, and as of May 29, 2009, 35,197,749 ADSs were held by the depositary. Due to our shares listed on AIM, we cannot ascertain the percentage of the issued and outstanding shares held by the record shareholders in the United States.

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

In July 2006, Mr. Li transferred his 39,402,019 shares in ReneSola for nil consideration to Ruixin, a company incorporated in the British Virgin Islands controlled by himself, and Mr. Wu transferred his 20,298,010 shares in ReneSola for nil consideration, to Yuncai, a company incorporated in the British Virgin Islands controlled by himself. Accordingly, immediately after our admission to AIM in August 2006, the beneficial interests in the shares of ReneSola held by Ruixin and Yuncai were as follows:

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

Transactions with Certain Directors, Shareholders and Affiliates

Cash Advances, Loans and Guarantees

As of December 31, 2006, 2007 and 2008, amounts due from related parties were approximately $5.8 million, $13.4 million and $0.5 million, respectively. Amounts due from related parties included cash advances to Desheng Energy, Jingke, Zhejiang Yuhuan, Newi-Solar GmbH, Ruiyu Solar and YCSESC. The cash advances to Desheng Energy and Jingke were used to purchase  raw materials. The cash advances to Zhejiang Yuhuan were used to meet its liquidity needs and to serve the down payment in connection with land use right transfer agreement between Fengding Construction and Zhejiang Yuhuan as mentioned below. The cash advances to Newi-Solar GmbH and YCSESC were to meet their respective temporary liquidity needs. The cash advances to Ruiyu Solar were used to purchase raw materials. These cash advances were unsecured, interest free and had no fixed repayment term, and have been fully repaid.

As of December 31, 2006, 2007 and 2008, amounts due to related parties were approximately $0.6 million, nil and $11.9 million, respectively. These loans due to related parties, which were used to satisfy our short-term working capital needs, were unsecured, and had no fixed repayment term. All these loans were interest free.

Zhejiang Yuhui enters into short-term and long-term loans from time to time with domestic banks, some of which are guaranteed by Mr. Xianshou Li, our director and chief executive officer, or jointly with his wife, Ms. Xiahe Lian. As of December 31, 2008, we had an aggregate of $72.7 million of outstanding borrowings that were guaranteed, directly or indirectly, by Mr. Xianshou Li and Ms. Xiahe Lian as follows:

•
In November 2007, Mr. Xianshou Li and Ms. Xiahe Lian jointly provided a guarantee up to RMB790 million ($108.2 million) for our borrowings from Bank of China, Jiashan Branch from November 2007 to November 2009.

•
In September 2008, Mr. Xianshou Li and Ms. Xiahe Lian jointly provided a guarantee up to RMB190 million ($27.8 million) for our borrowings from China Construction Bank, Meishan Branch from January 2009 to January 2014.

Zhejiang Yuhuan

In December 2004, Zhejiang Yuhui transferred land use rights to a property of 18,286.8 square meters to Zhejiang Yuhuan, in consideration of RMB2.3 million ($0.3 million). Zhejiang Yuhuan constructed a building on the property. After the restructuring in April 2005, Zhejiang Yuhuan changed its business plan and decided not to operate in the building it constructed. Therefore, in October 2005, Zhejiang Yuhuan entered into an agreement to lease the building and the property to Zhejiang Yuhui for a period of two years from the completion of the buildings with a rent of approximately RMB2.7 million ($0.4 million) per annum, and Zhejiang Yuhui made a prepayment of rent in the amount of RMB5.4 million ($0.7 million) in December 2005. In May 2006, Zhejiang Yuhui decided to make long-term use of the property and the building after it was completed, and Zhejiang Yuihui repurchased the property and the building from Zhejiang Yuhuan for consideration of RMB13 million ($1.7 million). As disclosed above, Zhejiang Yuhui made cash advances to Zhejiang Yuhuan and YCSESC. The above pre-paid rent of RMB5.4 million ($0.7 million), RMB1.3 million ($0.2 million) payable by Zhejiang Yuhuan to Zhejiang Yuhui and RMB1.3 million ($0.2 million) payable by YCSESC to Zhejiang Yuhui, was subsequently used as an offset against the consideration payable for the purchase of the property and the building.

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

In June 2008, Zhejiang Yuhui lent RMB 17 million to Zhejiang Yuhan to repay its debts owed to Desheng Energy. In August, we received RMB 14 million from Zhejiang Yuhuan. As of December 31, 2008, our outstanding loans to Zhejiang Yuhuan were RMB3.0 million ($439,722).

Newi-Solar GmbH

We sold modules to Newi-Solar GmbH, a German company who was a shareholder of Zhejiang Yuhui, in aggregate of $0.8 million in 2006. These transactions were entered into on an arm’s length basis, and we believe the pricing terms were comparable to terms that could have been obtained from independent third parties.

YCSESC

In July 2006, we purchased raw materials from YCSESC in an amount of $4,000. In 2006, we sold solar cells and silicon raw materials to YCSESC in a total amount of $31,000. These transactions were entered into on an arm’s length basis between the parties, and we believe the pricing terms were comparable to terms that could have been obtained from independent third parties.

Desheng Energy and Jingke

In 2006, 2007 and 2008, we purchased $14.1 million, $33.8 million and $1.9 million, respectively, of silicon raw materials from Desheng Energy, a company controlled by Messrs. Xiande Li and Xianhua Li, two brothers of Mr. Xianshou Li. In 2007 and 2008, we purchased $14.2 million and $79.9 million, respectively, of silicon raw materials from Jingke, of which Mr. Xiande Li is the general manager. As of December 31, 2008, our outstanding debts to Jingke for purchases of raw materials were $11.9 million.

In 2008, we sold $391,069 and $4,268,752 of wafers to Desheng Energy and Jingke, respectively. We also provided tolling service of $23,749 and $342,810 to Desheng Energy and Jingke, respectively.

These transactions were entered into on an arm’s length basis, and we believe the pricing terms were comparable to terms that could have been obtained from independent third parties.

Employment Agreements

In November 2006, we entered into employment agreements with Dr. Panjian Li, chief executive officer of ReneSola America, and Mr. Binghua Huang, our chief technology officer. Under the employment agreement between Dr. Panjian Li and us, during his employment with us, Mr. Li is entitled to 40,000 shares for no consideration each year for a period of five years, commencing January 2008. Under the employment agreement between Mr. Binghua Huang and us, Mr. Huang is entitled to 20,000 shares for no consideration each year for a period of three years, commencing January 2008. The above shares will only be issued to Mr. Huang and Dr. Li after each anniversary of their respective employment or upon the termination of their respective employment, as the case may be. If the employment was terminated for any reason, Mr. Huang or Dr. Li shall only be entitled to the number of shares calculated pro rata, according to the duration of their respective employment. Mr. Huang retired from the position as our chief technology officer in July 2008 and therefore, Mr. Huang is entitled to a total of 12,493 shares during his employment with our Company.

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

Not applicable.

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

We are a limited liability holding company incorporated in the British Virgin Islands. We rely on dividends from Zhejiang Yuhui, our subsidiary in China, and any newly formed subsidiaries to fund the payment of dividends, if any, to our shareholders. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their retained profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our subsidiary in China is required to set aside a certain amount of its retained profits each year, if any, to fund certain statutory reserves. These reserves may not be distributed as cash dividends. Furthermore, when Zhejiang Yuhui or any newly formed subsidiary incurs debt on its own behalf, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. For example, according to certain short-term loan agreements between Zhejiang Yuhui and its banks, Zhejiang Yuhui is not permitted to pay dividends for any given year if it has no after-tax profit or any principal or interest due in that year has not been paid. In addition, pursuant to the new PRC Enterprise Income Tax Law and its Implementing Regulation, which became effective on January 1, 2008, a 10% withholding tax applies to dividends distributed to foreign investors out of the profits generated after January 1, 2008 unless any such non-Chinese enterprise’s tax residency jurisdiction has a tax treaty with China that provides for a different withholding arrangement. The British Virgin Islands, where our company was incorporated, does not have such treaty with China. Thus, the Company expects that a 10% withholding tax will apply to dividends paid to the Company by its PRC subsidiaries if the Company is classified as a non-resident enterprise. The Company does not currently intend to declare dividends for the foreseeable future.

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

Our ADSs, each representing two of our shares, have been listed on the NYSE since January 29, 2008 under the symbol “SOL.” Please refer to “—C. Markets” below for historical trading prices.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs, each representing two of our shares, have been listed on the NYSE since January 29, 2008. Our ADSs trade under the symbol “SOL.” For the period from January 29, 2008 to June 5, 2009 the trading price of our ADSs on the NYSE has ranged from US$29.48 to US$2.02 per ADS. The following table provides the high and low closing market prices for our ADSs on the NYSE.

	Trading Price
	High	Low
Quarterly Highs and Lows	US$	US$
First quarter of 2008	14.19	7.36
Second quarter of 2008	29.48	10.80
Third quarter of 2008	19.70	9.50
Fourth quarter of 2008	11.70	2.06
First quarter of 2009	5.60	2.02
Second quarter of 2009 (through June 5)	6.48	2.86
Annual and Monthly Highs and Lows
2008	29.48	2.02
December	5.28	2.71
2009
January	5.60	3.20
February	4.21	2.21
March	4.00	2.02
April	4.19	2.86
May	4.53	3.24
June (through June 5)	6.48	4.31

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

The following table sets forth, for the periods indicated:

•	the high and low closing market prices for our shares as reported on AIM;

•	the average daily trading volume of our shares; and

•	the high and low of the daily closing values of the AIM FTSE All Share index.

	Price per share		Average daily	FTSE AIM All Share Index
	High	Low	trading volume	High	Low
	₤
2007	6.39	2.09	815,149	1,236.6	1,011.0
First quarter	6.39	4.13	656,726	1,145.5	1,046.3
Second quarter	5.70	4.38	756,848	1,225.8	1,143.5
Third quarter	5.56	2.09	1,051,842	1,236.6	1,064.0
Fourth quarter	4.94	2.30	792,446	1,151.1	1,011.0
2008	7.30	0.77	649,036	1,055.6	381.8
First quarter	4.96	2.10	739,357	1,055.6	939.5
Second quarter	7.30	2.78	789,000	1,034.9	953.9
Third quarter	5.18	2.86	450,245	961.1	639.6
Fourth quarter	3.05	0.77	625,659	621.8	381.8
December	1.66	0.96	408,169	402.7	381.8
2009 (through June 5)	1.99	0.77	333,891	532.2	373.8
First quarter	1.75	0.77	288,647	417.0	373.7
January	1.75	1.16	309,427	417.0	394.3
February	1.33	0.85	223,733	408.4	388.3
March	1.32	0.77	327,825	415.9	373.8
Second quarter (through June 5)	1.99	1.03	397,233	532.2	412.7
April	1.39	1.03	527,624	471.3	412.7
May	1.38	1.12	263,332	513.7	479.6
June (through June 5)	1.99	1.38	411,278	532.2	521.0

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We incorporate by reference into this annual report our amended and restated memorandum and articles of association filed as Exhibit 4.1 to our Post-effective Amendment No.1 to Form S-8 (File No. 333-153647) filed with the Securities and Exchange Commission on March 13, 2009.

We are a British Virgin Islands company, and our affairs are governed by our memorandum and articles of association and the British Virgin Islands Business Companies Act of 2004 (as amended), which is referred to as the Companies Law below.

The following are summaries of material provisions of our memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our shares.

Registered Office

Our registered office in the British Virgin Islands is located at the offices of Harney Corporate Services Limited, Craigmuir Chambers, P.O. Box 71, Road Town Tortola, British Virgin Islands. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

According to Clause 5 of our memorandum of association, subject to the Companies Act and any other British Virgin Islands legislation, our company has full capacity to carry on or undertake any business or activity, do any act or enter into any transaction, and there are no limitations on the business that our Company may carry on.

Board of Directors

See “Item 6.C. Board Practices—Board of Directors.”

Shares

General. All of our outstanding shares are fully paid and non-assessable. Certificates representing the shares are issued in registered form. Our shareholders who are non-residents of the British Virgin Islands may freely hold and vote their shares.

Dividends. By a resolution of directors, we may declare and pay dividends in money, shares, or other property. Our directors may from time to time pay to the shareholders such interim dividends as appear to the directors to be justified by the profits of our company. No dividends shall be declared and paid unless the directors determine that immediately after the payment of the dividend the value of our assets will exceed our liabilities and we will be able to satisfy our liabilities as they fall due. The holders of our shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law.

Unissued shares. Our unissued shares shall be at the disposal of the directors who may without prejudice to any rights previously conferred on the holders of any existing shares or class or series of shares offer, allot, grant options over or otherwise dispose of shares to such persons, at such times and upon such terms and conditions as we may by resolution of the directors determine. Before issuing shares for a consideration other than money, the directors shall pass a resolution stating the amount to be credited for the issue of the shares, their determination of the reasonable present cash value of the non-money consideration for the issue, and that, in their opinion, the present cash value of the non-money consideration for the issue is not less than the amount to be credited for the issue of the shares.

Voting Rights. Each share is entitled to one vote on all matters upon which the shares are entitled to vote. We are required by our Articles to hold an annual general meeting each year. Additionally our directors may convene meetings of our shareholders at such times and in such manner and places within or outside the British Virgin Islands as the directors consider necessary or desirable. Upon the written request of shareholders holding 10% or more of the outstanding voting rights attaching to our shares the directors shall convene a meeting of shareholders. The director shall give not less than 14 days’ notice of a meeting of shareholders to those persons whose names at the close of business on a day to be determined by the directors appear as shareholders in our share register and are entitled to vote at the meeting.

A meeting of shareholders is duly constituted if, at the commencement of the meeting, there are present in person or by proxy not less than 50% of the votes of the shares entitled to vote on shareholder resolutions to be considered at the meeting. If a quorum is present, notwithstanding the fact that such quorum may be represented by only one person, then such person or persons may resolve any matter and a certificate signed by such person and accompanied, where such person be a proxy, by a copy of the proxy form shall constitute a valid resolution of shareholders.

If within two hours from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be dissolved; in any other case it shall stand adjourned to the next business day at the same time and place or to such other time and place as the directors may determine, and if at the adjourned meeting there are present within one hour from the time appointed for the meeting in person or by proxy not less than one third of the votes of the shares of each class or series of shares entitled to vote on the resolutions to be considered by the meeting, those present shall constitute a quorum but otherwise the meeting shall be dissolved. The chairman, may, with the consent of the meeting, adjourn any meeting from time to time, and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

An action that may be taken by the shareholders at a meeting may also be taken by a resolution of shareholders consented to in writing without the need for any notice, but if any resolution of shareholders is adopted otherwise than by the unanimous written consent of all shareholders, a copy of such resolution shall forthwith be sent to all shareholders not consenting to such resolution.

Transfer of Shares. Certificated shares in our company may be transferred by a written instrument of transfer signed by the transferor and containing the name and address of the transferee, but in the absence of such written evidence of transfer the directors may accept such evidence of a transfer of shares as they consider appropriate. We may also issue shares in uncertificated form. We shall not be required to treat a transferee of a registered share in our Company as a member until the transferee’s name has been entered in the share register.

The register of members may be closed at such times and for such periods as the board of directors may from time to time determine, not exceeding in whole thirty days in each year, upon notice being given by advertisement in a leading daily newspaper and in such other newspaper (if any) as may be required by the law of British Virgin Islands and the practice of the London Stock Exchange or the New York Stock Exchange.

The board of directors may decline to register a transfer of any share to a person known to be a minor, bankrupt or person who is mentally disordered or a patient for the purpose of any statute relating to mental health. The board of directors may also decline to register any transfer unless:

(a)
any written instrument of transfer, duly stamped (if so required), is lodged with us at the registered office or such other place as the board of directors may appoint accompanied by the certificate for the shares to which it relates (except in the case of a transfer by a recognized person or a holder of such shares in respect of whom we are not required by law to deliver a certificate and to whom a certificate has not been issued in respect of such shares);

(b)
there is provided such evidence as the board of directors may reasonably require to show the right of the transferor to make the transfer and, if the instrument of transfer is executed by some other person

(c)	on his behalf, the authority of that person to do so; any instrument of transfer is in respect of only one class or series of share; and

(d)	in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four.

Liquidation. In the case of the distribution of assets by a voluntary liquidator on a winding-up of our company, subject to payment of, or to discharge of, all claims, debts, liabilities and obligations of our company any surplus assets shall then be distributed amongst the members according to their rights and interests in our company according to our Memorandum and Articles. If the assets available for distribution to members shall be insufficient to pay the whole of the paid up capital, such assets shall be shared on a pro rata basis amongst members entitled to them by reference to the number of fully paid up shares held by such members respectively at the commencement of the winding up.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid at the specified time are subject to forfeiture.

Redemption of Shares. The Companies Law provides that subject to the memorandum and articles of association of a company, shareholders holding 90% or more of all the voting shares in a company, may instruct the directors to redeem the shares of the remaining shareholders. The directors shall be required to redeem the shares of the minority shareholders, whether or not the shares are by their terms redeemable. The directors must notify the minority shareholder in writing of the redemption price to be paid for the shares and the manner in which the redemption is to be effected. In the event that a minority shareholder objects to the redemption price to be paid and the parties are unable to agree to the redemption amount payable, the Companies Law sets out a mechanism whereby the shareholder and the company may each appoint an appraiser, who will together appoint a third appraiser and all three appraisers will have the power to determine the fair value of the shares to be compulsorily redeemed. Pursuant to the Companies Law, the determination of the three appraisers shall be binding on the company and the minority shareholder for all purposes.

Variations of Rights of Shares. If at any time the issued or unissued shares are divided into different classes of shares, the rights attached to any class may only be varied, whether or not the Company is in liquidation, with the consent in writing or by resolution passed at a meeting by the holders of not less than 50% of the issued shares of that class.

Inspection of Books and Records. Holders of our shares have a general right under British Virgin Islands law to inspect our books and records on giving written notice to the company. However, the directors have power to refuse the request on the grounds that the inspection would be contrary to the interests of the Company. However, we will provide our shareholders with annual audited financial statements.

C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

D.	Exchange Controls

See “Item 4. Information on the Company Business Overview—Regulation—Regulation of Foreign Currency Exchange and Dividend Distribution.”

E.	Taxation

The following summary of the material British Virgin Islands and U.S. federal income tax consequences of an investment in our ADSs or shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or shares, such as the tax consequences under state, local and other tax laws not addressed herein. To the extent that the discussion relates to matters of British Virgin Islands tax law, it represents the opinion of Harney Westwood & Riegels, our British Virgin Islands counsel.

British Virgin Islands Taxation

Under the present laws of the British Virgin Islands, there are no applicable taxes on the profits or income of the Company. There are no taxes on profits, income, nor are there any capital gains tax, estate duty or inheritance tax applicable to any shares held by non-residents of the British Virgin Islands. In addition, there is no stamp duty or similar duty on the issuance, transfer or redemption of the shares. Dividends remitted to the holders of shares resident outside the British Virgin Islands will not be subject to withholding tax in the British Virgin Islands. The Company is not subject to any exchange control regulations in the British Virgin Islands.

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

The following discussion does not address the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	traders that elect to mark to market;

•	U.S. expatriates;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding ADSs or shares as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock;

•	persons who acquired ADSs or shares pursuant to the exercise of any employee share option or otherwise as compensation; or

•	persons holding ADSs or shares through partnerships or other pass-through entities.

INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, NON-U.S. AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR ADSs OR SHARES.

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of our ADSs or shares and you are, for U.S. federal income tax purposes,

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

If a partnership (or other entity taxable as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or shares, the tax treatment of a partner in such partnership will depend on the status of such partner and the activities of such partnership. If you are such a partner or partnership, you should consult your tax advisors regarding the U.S. federal income tax consequences to you of the purchase, ownership and disposition of the ADSs or shares.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement have been and will be complied with in accordance with their terms. If you hold ADSs, you should be treated as the beneficial owner of the underlying shares represented by those ADSs for U.S. federal income tax purposes.

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

Taxation of dividends and other distributions on the ADSs or shares

Subject to the passive foreign investment company rules discussed below, the gross amount of any distributions we make to you with respect to the ADSs or shares (including the amount of any taxes withheld therefrom) will generally be includible in your gross income as dividend income on the date of receipt by the depositary, in the case of ADSs, or by you, in the case of shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, such excess amount will be treated first as a tax-free return of your tax basis in your ADSs or shares, and then, to the extent such excess amount exceeds your tax basis, as capital gain. We currently do not, and we do not intend to, calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.  Any dividends we pay will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2011, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the ADSs or shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are neither a passive foreign investment company nor treated as such with respect to you for our taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, common or ordinary shares, or ADSs representing such shares, are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the New York Stock Exchange, as are our ADSs (but not our shares). If we are treated as a PRC “resident enterprise” for PRC tax purposes (see “Item 3. Key Information—D. Risk Factors—Risks Related To Doing Business In China—Expiration of, or changes to, current PRC tax incentives that our business enjoys could have a material adverse effect on our results of operations”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC. You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for dividends paid with respect to our ADSs or shares, as well as the effects of any change in applicable law after the date of this annual report.

For foreign tax credit purposes, the limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, any dividends we pay with respect to the ADSs or shares will generally constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.” Any dividends we pay will generally constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. If PRC withholding taxes apply to dividends paid to you with respect to our ADSs or shares (see “Item 3. Key Information—D. Risk Factors − Risks Related To Doing Business In China— Under the Enterprise Income Tax Law, dividends payable by us and gains on the disposition of our shares or ADSs could be subject to PRC taxation”), subject to certain conditions and limitations, such PRC withholding taxes may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability.  The rules relating to the determination of the federal tax credit are complex and you should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances.

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

Any gain or loss that you recognize on a disposition of the ADSs or shares will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes. However, if we are treated as a PRC “resident enterprise” for PRC tax purposes, we may be eligible for the benefits of the income tax treaty between the United States and the PRC.  In such event, if PRC withholding taxes were to be imposed on any gain from the disposition of the ADSs or shares (see “Item 3. Key Information—D. Risk Factors— Risks Related To Doing Business In China— Under the Enterprise Income Tax Law, dividends payable by us and gains on the disposition of our shares or ADSs could be subject to PRC taxation”), a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income.  You should consult your tax advisors regarding the proper treatment of gain or loss in your particular circumstances.

Passive foreign investment company

A non-U.S. corporation will be a passive foreign investment company, or PFIC, for any taxable year if, applying certain look-through rules, either:

•	at least 75% of its gross income for such year is passive income, or

•
at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”).

Based on the value of our assets and the composition of our income and assets, we do not believe that we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2008. We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2009 or any future taxable year. Because the value of our assets for purposes of the asset test will generally be determined by reference to the market price of our ADSs or shares, fluctuations in the market price of the ADSs or shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC.

If we are a PFIC for any taxable year during which you hold ADSs or shares, we will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold ADSs or shares, unless we cease to be a PFIC and you make a “deemed sale” election with respect to the ADSs or shares, as applicable. If such election is made, you will be deemed to have sold the ADSs or shares you hold at their fair market value and any gain from such deemed sale would be subject to the consequences described in the following paragraph.  After the deemed sale election, your ADSs or shares with respect to which such election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.

For each taxable year that we are treated as a PFIC with respect to you, you will be subject to special tax rules with respect to any “excess distribution” you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or shares;

•	the amount allocated to the current taxable year, and any taxable years in your holding period prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and

•
the amount allocated to each other year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

A U.S. Holder of “marketable stock” (as defined below) of a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed in the preceding paragraph. If you make a mark-to-market election for the ADSs or shares, you will include in gross income for each year that we are treated as a PFIC with respect to you an amount equal to the excess, if any, of the fair market value of the ADSs or shares as of the close of your taxable year over your adjusted basis in such ADSs or shares. You will be allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the ADSs or shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or shares, will be treated as ordinary income. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower capital gains rate applicable to qualified dividend income (discussed above under “—Taxation of dividends and other distributions on the ADSs or shares”) generally would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in greater than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. Our ADSs are listed on the New York Stock Exchange, which is a qualified exchange or other market for these purposes. Consequently, if the ADSs continue to be listed on the New York Stock Exchange and are regularly traded, and you are a holder of the ADSs, we expect that the mark-to-market election would be available to you if we become a PFIC.

Alternatively, a U.S. Holder of stock of a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder that makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s  pro rata  share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if the PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not intend to prepare or provide the information that would enable you to make a qualified electing fund election.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our ADSs or shares and the elections discussed above.

Information reporting and backup withholding

Dividend payments with respect to ADSs or shares and proceeds from the sale, exchange or other disposition of ADSs or shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder that furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or that is otherwise exempt from backup withholding. U.S. Holders that are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information in a timely manner.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We have filed with the SEC registration statements on Form F-1 (File Number 333-148550 and 333-151315) and prospectuses under the Securities Act with respect to the shares represented by the ADSs. We also filed with the SEC a related registration statement on Form F-6 (File Number 333-148559) with respect to the ADSs. We also filed with the SEC a registration statement on Form S-8 (File Number 333-153647) with respect to our securities to be issued under our 2007 share incentive plan.

We are subject to the periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than six months after the close of each fiscal year, which is December 31. Copies of reports and other information, when so filed with the SEC, can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

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

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, inflation as measured by the consumer price index in China was 1.5%, 4.8% and 5.9% in 2006, 2007 and 2008, respectively.

Foreign Exchange Risk

Our sales in China are denominated in Renminbi, and our export sales are generally denominated in U.S. dollars and Euros. Our costs and capital expenditures are largely denominated in Renminbi and foreign currencies, including U.S. dollars, Euros and Japanese Yen. Fluctuations in currency exchange rates, particularly between the U.S. dollar and Renminbi and between the Euro and Renminbi, could have a significant impact on our financial condition and results of operations, affect our gross and operating profit margins, and result in foreign exchange and operating gains or losses.  For example, as of December 31, 2007 and December 31, 2008, we held $8.8 million and $43.2 million in accounts receivable, respectively, most of which were denominated in U.S. dollars. Had we converted all of our accounts receivable as of either date into Renminbi at an exchange rate of RMB6.8225 for $1.00, the exchange rate as of December 31, 2008, our accounts receivable would have been RMB60.0 million and RMB294.7 million as of December 31, 2007 and December 31, 2008, respectively. Assuming that Renminbi appreciates by a rate of 10% to an exchange rate of RMB6.1403, we would record a loss in the fair value of our accounts receivable in Renminbi terms. A 10% appreciation of Renminbi would result in our holding Renminbi equivalents of RMB54.0 million and RMB265.3 million in accounts receivable as of December 31, 2007 and December 31, 2008, respectively. These amounts would therefore reflect a theoretical loss of RMB6.0 million and RMB29.4 million for our accounts receivable as of December 31, 2007 and December 31, 2008, respectively. This calculation model is based on multiplying our accounts receivable, which are held in U.S. dollars, by a smaller Renminbi equivalent amount resulting from an appreciation of Renminbi. This calculation model does not take into account optionality nor does it take into account the use of financial instruments.

We incurred foreign currency exchange losses of approximately $4.0 million and $3.1 million in 2007 and 2008, respectively, and had a slight gain in 2006.  Our risk management strategy includes the use of derivative and non-derivative financial instruments as hedges of foreign currency exchange risk, whenever management determines their use to be reasonable and practical. This strategy does not permit the use of derivative financial instruments for trading purposes, nor does it allow for speculation.  The purpose of our foreign currency derivative activities is to protect us from the risk that the U.S. dollar net cash flows resulting from forecasted foreign currency-denominated transactions will be negatively affected by changes in exchange rates. We use foreign currency forward exchange contracts to offset changes in the amount of future cash flows associated with certain third-party sales expected to occur within the next two years. Gains or losses on those contracts are recognized in other income in the consolidated income statements.  The recognition of gains or losses resulting from changes in the values of those derivative instruments is based on the use of each derivative instrument.  Net loss on derivative instruments from foreign currency forward exchange contracts was $0.5 million and nil in the years ended December 31, 2007 and 2008, respectively. As of December 31, 2008, we had no outstanding foreign exchange forward contracts.

In 2007, certain of our purchase contracts were denominated in a currency which was not the functional currency of either of the substantial parties to the contract.  The embedded foreign currency derivatives were separately accounted for and measured at fair value with changes in such value recorded to the statements of operations and reflected in the statements of cash flows as an operating activity. The embedded foreign currency derivatives were presented as an asset or liability with the changes in their fair value recorded in foreign exchange gain or loss in the consolidated statements of operations.  As of December 31, 2007 and 2008, we recorded a liability of $0.5 million and nil, representing the fair value of these embedded foreign currency derivatives and recorded a gain or loss on the change in the fair value of these embedded derivatives in the non-operating expenses/income in the consolidated statements of operations. As of December 31, 2008, the amount underlying the purchase contracts has been settled.

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

A.—D. Material Modifications to the Rights of Security Holders

None.

E. Use of Proceeds

We completed an initial public offering of 33,333,333 shares at $1.50 per share on AIM in August 2006. We have used all of the proceeds from the offering as indicated in the prospectus for the offering.

On February 1, 2008, we and certain selling shareholders of our company completed an initial public offering of 10,000,000 ADSs on the NYSE at $13.00 per ADS. The aggregate amount registered and sold was approximately $130.0 million, of which we received net proceeds of approximately $109.0 million from our initial public offering. From January 28, 2008, the effective date of our registration statements on Form F-1 (Registration No. 333-148550) and Form F-6 (Registration No. 333-148559) for the offering, to December 31, 2008, we used our net proceeds as follows:

•	approximately $51 million to expand our solar wafer manufacturing facilities and purchase additional equipment for our wafer capacity expansion plan; and

•	approximately $58 million to invest in polysilicon manufacturing production.

On June 18, 2008, we and certain selling shareholders of our company completed a follow-on public offering of 10,350,000 ADSs on the NYSE at $20.50 per ADS. The aggregate price of the offering amount registered was approximately $212.2 million, of which we received net proceeds of approximately $187.0 million, excluding offering expenses. The underwriting discount for this offering was approximately $9.5 million. The total expense for this offering was approximately $1.6 million. From June 17, 2008, the effective date of our registration statement on Form F-1 (Registration No. 333-151315) for the offering, to December 31, 2008, we used the net proceeds from our follow-on offering as follows:

•	approximately $90 million to expand our solar wafer manufacturing facilities and purchase additional equipment for our wafer capacity expansion plan; and

•	approximately $105 million to invest in polysilicon manufacturing production.

We did not receive any of the proceeds from the sale of ADSs by the selling shareholders. Credit Suisse, Deutsche Bank Securities, Piper Jaffray, Lazard Capital Markets, and Oppenheimer & Co. were the underwriters for the initial public offering and the follow-on offering of our ADSs. None of the net proceeds from our initial public offering were paid directly or indirectly to directors or officers of our company or their associates, persons owning 10% or more of our equity securities or our affiliates.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we conducted an evaluation of the effectiveness of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Exchange Act. Based on that evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2008.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, Deloitte Touche Tohmatsu CPA Ltd., who has also audited our consolidated financial statements for the year ended December 31, 2008, has audited the effectiveness of our internal control over financial reporting as of December 31, 2008, as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

Changes In Internal Control Over Financial Reporting

Our management has identified and reported a material weakness and certain deficiencies in our internal control over financial reporting for the year ended December 31, 2007. The material weakness identified related to our failure to apply, or failure to apply in a consistent manner, certain aspects of accounting policies and procedure, such as inadequate formal documentation of the control procedures on the financial reporting of certain subsidiaries and joint venture entity and inadequate control procedures to identify and apply relevant accounting to non-routine transactions. The material weakness was subsequently remedied in 2008 by the following efforts: (i) established internal control policies through cooperation with independent consulting firm, (ii) examined the operations of internal control department to ensure compliance with the policies and took immediate actions to remediate any internal control weakness identified, and (iii) strengthened internal audit functions to evaluate the effectiveness of internal control system.

As required by Rule 13a-15(d), under the Exchange Act, our management, including our chief executive officer and chief financial officer, has conducted an evaluation of our internal control over financial reporting to determine whether any changes occurred during the period covered since last report have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on this evaluation, except as described above, it has been determined that there has been no change during the period covered by this annual report that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Wee Seng Tan, an independent director, is our audit committee financial expert. Mr. Tan satisfies the independent requirements of Section 303A of the Corporate Governance Roles of the New York Stock Exchange and Rule 60A-3 under the Exchange Act.

ITEM 16B.	CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, chief financial officer, chief operating officer, chief technology officer, vice presidents and any other persons who perform similar functions for us. We have posted a copy of our code of business conduct and ethics on our website at www.renesola.com. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

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

	For the Year Ended December 31,
	2006	2007	2008
Audit fees(1)	200,730	320,000	1,250,000
Audit-related fees(2)	—	750,000	320,000
Tax fees	—	—	80,000
Other fees	—	—	—

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

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, including audit services, audit-related services, tax services and other services as described above, other than those for de minimus services that are approved by the Audit Committee prior to the completion of the audit.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

Section 303A.08 of the NYSE Listed Company Manual requires a NYSE listed company to obtain its shareholders’ approval of all equity-compensation plans, and any material revisions to the terms of such plans. Section 303A.11 permits a foreign private issuer like our company to follow home country practice in certain corporate governance matters. Our British Virgin Islands counsel, Harney Westwood & Riegels, has advised that under the existing British Virgin Islands laws, we are not required to obtain shareholders’ approval for amendments to our existing equity incentive plan. Upon board approval in January 2009, we effected amendments to our 2007 share incentive plan. We will continue to follow the British Virgin Islands practice.

Other than the home country practice described above, we are not aware of any significant ways in which our corporate governance practices differ from those followed by U.S. domestic companies under the NYSE listing rules.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of ReneSola Ltd are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1
Memorandum and Articles of Association (incorporated by reference to Exhibit 4.1 from our Post-Effective Amendment No. 1 to Form S-8 registration statement (File No. 333- 153647), as amended, initially filed with the Commission on March 13, 2009)

2.1
Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.1 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

2.2
Registrant’s Specimen Certificate for Shares (incorporated by reference to Exhibit 4.2 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

2.3
Form of Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

Exhibit Number	Description of Document

2.4
Deed of Agreement among Xianshou Li, Yuncai Wu and Diverso Management Limited dated as of May 31, 2006 (incorporated by reference to Exhibit 4.4 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

2.5
Deed of Agreement among Xianshou Li, Yuncai Wu, Diverso Management Limited, Charles Xiaoshu Bai and other parties thereto dated as of August 3, 2006 and amended as of March 7, 2007 (incorporated by reference to Exhibit 4.5 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

2.6
Lock-in Deed among the Registrant, Hanson Westhouse LLP, Xianshou Li and Ruixin Holdings Limited dated as of August 2, 2006 (incorporated by reference to Exhibit 4.6 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

2.7
Lock-in Deed among the Registrant, Hanson Westhouse LLP, Yuncai Wu and Yuncai Holdings Limited dated as of August 2, 2006 (incorporated by reference to Exhibit 4.7 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

2.8
Lock-in Deed among the Registrant, Hanson Westhouse LLP and Xiaoshu Bai dated as of August 2, 2006 (incorporated by reference to Exhibit 4.8 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

2.9
Lock-in Deed among the Registrant, Hanson Westhouse LLP and Diverso Management Limited dated as of August 2, 2006 (incorporated by reference to Exhibit 4.9 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

4.1*	2007 Share Incentive Plan, amended and restated as of January 21, 2009
4.2
Form of Indemnification Agreement with the Registrant’s Directors (incorporated by reference to Exhibit 10.2 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

4.3
Service Agreement among the Registrant, Zhejiang Yuhui Solar Energy Source Co., Ltd. and Xianshou Li (incorporated by reference to Exhibit 10.3 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

4.4*	Employment Contract between the Registrant and Charles Xiaoshu Bai dated as of June 10, 2009
4.5
Service Agreement among the Registrant, Zhejiang Yuhui Solar Energy Source Co., Ltd. and Yuncai Wu (incorporated by reference to Exhibit 10.5 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

Exhibit Number	Description of Document

4.6
Employment Agreement among the Registrant, ReneSola America Inc. and Panjian Li (incorporated by reference to Exhibit 10.7 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

4.7*	Employment Contract between the Registrant and Julia Jiyan Xu dated as of March 2, 2009
4.8*	Employment Contract between the Registrant and Wang Mingde dated as of November 17, 2008
4.9
English Translation of Form of Guarantee Contract among Bank of China, Xiahe Lian and Xianshou Li (incorporated by reference to Exhibit 10.16 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

4.10
English translation of Share Entrustment Agreement among Xianshou Li, Yuncai Wu, Xiangjun Dong and Zhengmin Lian dated as of May 2, 2006 as well as Supplemental Agreement in July 2007 (incorporated by reference to Exhibit 10.27 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

4.11
Trust Deed between the Registrant and DB Trustees (Hong Kong) Limited dated as of March 26, 2007 (incorporated by reference to Exhibit 10.28 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

4.12
Paying and Conversion Agency Agreement among the Registrant, Deutsche Bank AG, Hong Kong Branch, Deutsche Bank Luxembourg S. A. and DB Trustees (Hong Kong) Limited dated as of March 26, 2007 (incorporated by reference to Exhibit 10.29 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

4.13
English Translation of Cooperation Agreement between the Registrant and Linzhou Zhongsheng Steel Co., Ltd. dated as of August 3, 2007 (incorporated by reference to Exhibit 10.30 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

4.14
English Translation of Equity Joint Venture Contract between the Registrant and Linzhou Zhongsheng Steel Co., Ltd. dated as of August 3, 2007 (incorporated by reference to Exhibit 10.31 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

4.15
English Translation of Purchase Contract between Wuxi Suntech Power Co., Ltd. And Zhejiang Yuhui Solar Energy Source Co, Ltd. dated as of September 30, 2007 (incorporated by reference to Exhibit 10.32 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

Exhibit Number	Description of Document

4.16
English Translation of Lease Agreement between Zhejiang Yuhuan and Zhejiang Yuhui Solar Energy Source Co, Ltd. dated as of October 5, 2007 (incorporated by reference to Exhibit 10.33 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

4.17
English Translation of Polysilicon Supply Contract between Sichuan Yongxiang Polysilicon Co., Ltd. and Zhejiang Yuhui Energy Source Co, Ltd. dated as of October 16, 2007 (incorporated by reference to Exhibit 10.34 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

4.18
Equipment Supply and Purchase Contract between Sichuan Renesola Silicon Material Co., Ltd. and Chemical Equipment Engineering Limited dated as of September 27, 2007 (incorporated by reference to Exhibit 10.35 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

4.19
English Translation of Polysilicon Purchase and Sales Contract between Daqo New Material Co., Ltd. and Zhejiang Yuhui Solar energy Source Co., Ltd. dated as of October 31, 2007 (incorporated by reference to Exhibit 10.39 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

4.20
English Translation of Products Purchase and Sales Contract between Jingao Solar Co., Ltd. and Zhejiang Yuhui Solar Energy Source Co., Ltd. dated as of December 13, 2007 (incorporated by reference to Exhibit 10.40 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

4.21
English Translation of Loan Contract between Bank of China and Zhejiang Yuhui Solar Energy Source Co., Ltd. dated as of January 2, 2008 (incorporated by reference to Exhibit 10.41 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

4.22
Contract between ALD Vacuum Technologies GmbH and Zhejiang Yuhui Solar Energy Source Co., Ltd. dated as of January 22, 2008 (incorporated by reference to Exhibit 10.42 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

4.23
Equipment Supply and Purchase Contract between Sichuan Renesola Silicon Material Co., Ltd. and Chemical Equipment Engineering Limited dated as of February 5, 2008 (incorporated by reference to Exhibit 10.43 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

4.24
English Translation of Supplemental Equipment Purchase and Sales Contract between Shanghai Hanhong Precision Machinery Co., Ltd. and Zhejiang Yuhui Solar Energy Co., Ltd. dated as of February 15, 2008 (incorporated by reference to Exhibit 10.44 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

Exhibit Number	Description of Document

4.25
English Translation of Liability Transfer Agreement between Desheng Solar Energy Co., Ltd., Jiangxi Jingke Solar Energy Co., Ltd. and Zhejiang Yuhui Solar Energy Source Co., Ltd. dated as of May 28, 2008 (incorporated by reference to Exhibit 10.45 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

4.26*†	English Translation of Loan Agreement between Sichuan ReneSola Silicon Material Co., Ltd. and Bank of Construction dated as of January 24, 2009
4.27*	English Translation of Guarantee Contract among China Construction Bank, Xiahe Lian and Xianshou Li date as of January 24, 2009
4.28*†	Contract between ALD Vacuum Technologies GmbH and Zhejiang Yuhui Solar Energy Source Co., Ltd. dated as of July 15, 2008
4.29*†	Contract between BP Solar International Inc. and Renesola Singapore Pte., Ltd. dated as of January 19, 2009
8.1*	Subsidiaries of the registrant
11.1
Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Harney Westwood & Riegels
15.2*	Consent of Haiwen & Partners
15.3*	Consent of Deloitte Touche Tohmatsu CPA Ltd.
_________
*	Filed with this annual report on Form 20-F.
†
Confidential treatment is being requested with respect to portions of these exhibits and such confidential treatment portions have been deleted and replaced with “****” and filed separately with the Securities and Exchange Commission pursuant to Rule 406 under the Securities Act.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RENESOLA LTD

By:	/s/ Xianshou Li
Name:	Xianshou Li
Title:	Director and Chief Executive Officer

Date: June 10, 2009

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

RENESOLA LTD

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
ReneSola Ltd:

We have audited the accompanying consolidated balance sheets of ReneSola Ltd and subsidiaries (the "Company”) as of December 31, 2007 and 2008, and the related consolidated statements of operations, shareholders’ equity and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2008 and the related financial statement schedule included in Schedule I. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of ReneSola Ltd and subsidiaries as of December 31, 2007 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 10, 2009 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu CPA Ltd.

Shanghai, China
June 10, 2009

RENESOLA LTD

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
ReneSola Ltd:

We have audited the internal control over financial reporting of ReneSola Ltd and subsidiaries (the "Company") as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances.  We believe that our audits provide a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis.  Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and the related financial statement schedules as of and for the year ended December 31, 2008 of the Company and our report dated June 10, 2009 expressed an unqualified opinion on those financial statements and financial statement schedule.

/s/ Deloitte Touche Tohmatsu CPA Ltd.

Shanghai, China
June 10, 2009

RENESOLA LTD

CONSOLIDATED BALANCE SHEETS
(Amounts expressed in U.S. dollars)

	As of December 31,
	2007	2008

ASSETS
Current assets:
Cash and cash equivalents	$53,136,512	$112,333,796
Restricted cash	—	5,957,608
Accounts receivable, net of allowances for doubtful accounts of $149,949 and $ 113,085 as of December 31, 2007 and 2008, respectively	8,754,768	43,160,257
Inventories	110,630,212	193,035,583
Advances to suppliers	53,727,486	36,991,239
Amounts due from related parties	13,381,852	457,122
Value added tax recoverable	116,799	15,497,751
Prepaid expenses and other current assets	13,006,537	13,721,738
Deferred tax assets	10,486,641	18,979,008
Total current assets	263,240,807	440,134,102

Property, plant and equipment, net	136,598,396	341,426,940
Prepaid land use right, net	7,502,601	13,472,274
Deferred tax assets	284,126	2,339,569
Deferred convertible bond issue costs	3,335,681	1,969,520
Advances for purchases of property, plant and equipment	29,647,736	161,705,092
Advances to suppliers	—	45,729,448
Other long-term assets	—	1,010,824
Total assets	$440,609,347	$1,007,787,769

See notes to consolidated financial statements.

RENESOLA LTD

CONSOLIDATED BALANCE SHEETS
(Amounts expressed in U.S. dollars)

	As of December 31,
	2007	2008

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	$71,691,426	$191,987,179
Accounts payable	13,146,538	37,942,429
Advances from customers	59,625,711	49,284,100
Amounts due to related parties	—	11,862,885
Other current liabilities	13,912,136	42,060,164
Total current liabilities	158,375,811	333,136,757

Convertible bond payable	128,264,791	138,904,102
Long-term borrowings	17,797,000	32,832,576
Advances from customers	—	105,203,064
Other long-term liabilities	1,246,180	15,623,790
Total liabilities	305,683,782	625,700,289

Commitments and contingencies (see note 17)

Minority interest	9,216,908	279,079

Shareholders’ equity

Common shares (no par value; 125,000,000 and 250,000,000 shares authorized at December 31, 2007 and 2008, respectively; 100,000,032 and 137,624,912 shares issued and outstanding at December 31, 2007 and 2008, respectively)	36,265,997	330,665,587
Additional paid-in capital	14,826,696	17,769,228
Retained earnings	66,200,488	11,294,362
Accumulated other comprehensive income	8,415,476	22,079,224
Total shareholders’ equity	125,708,657	381,808,401
Total liabilities and shareholders’ equity	$440,609,347	$1,007,787,769

See notes to consolidated financial statements.

RENESOLA LTD

CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts expressed in U.S. dollars, except number of shares and per share data)

	Years ended December 31,
	2006	2007	2008

Net revenues:
Product sales	$78,515,256	$231,282,256	$580,374,536
Processing services	5,855,423	17,690,829	89,991,568
Total net revenue	84,370,679	248,973,085	670,366,104
Cost of revenues
Product sales	57,140,635	184,292,314	631,677,378
Processing services	2,504,945	11,184,756	52,998,555
Total cost of revenues	59,645,580	195,477,070	684,675,933
Gross profit (loss)	24,725,099	53,496,015	(14,309,829)
Operating expenses:
Sales and marketing	335,135	584,834	619,684
General and administrative	2,284,472	8,753,983	23,193,809
Research and development	38,968	1,142,623	9,713,621
Impairment loss on property, plant and equipment	—	—	763,426
Other general income	(168,676)	(418,027)	(84,012)
Total operating expenses	2,489,899	10,063,413	34,206,528
Income (loss) from operations	22,235,200	43,432,602	(48,516,357)
Non-operating income (expenses)
Interest income	312,161	1,933,991	1,782,695
Interest expense	(330,948)	(4,512,087)	(11,869,167)
Foreign exchange gain (loss)	363,785	(4,046,897)	(3,096,699)
Total non-operating income (expenses)	344,998	(6,624,993)	(13,183,171)
Income (loss) before income tax, minority interest and equity in earnings of investee	22,580,198	36,807,609	(61,699,528)
Income tax benefit	2,720,601	6,155,828	2,420,260
Minority interest	—	(27,146)	(801,904)
Equity in earnings of investee, net of tax	—	—	5,175,046
Net income (loss)	$25,300,799	$42,936,291	$(54,906,126)

Earnings per share
Basic	$0.32	$0.43	$($0.43)
Diluted	$0.32	$0.43	$($0.43)

Weighted average number of shares used in computing earnings per share
Basic	80,000,032	100,000,032	127,116,062
Diluted	80,122,052	108,221,480	127,116,062

See notes to consolidated financial statements.

RENESOLA LTD

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(LOSS)
(Amount expressed in U.S. dollars, except number of shares)

					Accumulated
			Additional		other		Total
	Common shares		paid-in	Retained	comprehensive		comprehensive
	Shares	Amount	capital	earnings	income	Total	income (loss)

Balance at January 1, 2006	66,666,699	$1	$1,500,182	$1,172,086	$30,246	$2,702,515	$1,221,373

Distribution in respect of reorganization (see note 1)	—	—	—	(2,878,000)	—	(2,878,000)
Issuance of common shares pursuant to initial public offer	33,333,333	50,000,000	—	—	—	50,000,000
Share issuance costs	—	(13,734,004)	—	—	—	(13,734,004)
Contribution from shareholders for share issuance costs (see note 12)	—	—	10,000,004	—	—	10,000,004
Share-based compensation	—	—	264,445	—	—	264,445
Deemed distribution for transfer of assets (see note 16)	—	—	—	(330,688)	—	(330,688)
Net income	—	—	—	25,300,799	—	25,300,799	25,300,799
Foreign exchange translation adjustment	—	—	—	—	1,215,661	1,215,661	1,215,661
Balance at December 31, 2006	100,000,032	$36,265,997	$11,764,631	$23,264,197	$1,245,907	$72,540,732	$26,516,460

Share-based compensation	—	—	929,065	—	—	929,065
Shareholder’s contribution (see note 1)	—	—	2,133,000	—	—	2,133,000
Net income	—	—	—	42,936,291	—	42,936,291	42,936,291
Foreign exchange translation adjustment	—	—	—	—	7,169,569	7,169,569	7,169,569
Balance at December 31, 2007	100,000,032	$36,265,997	$14,826,696	$66,200,488	$8,415,476	$125,708,657	$50,105,860

Share-based compensation	—	—	3,087,288	—	—	3,087,288
Issuance of common shares	37,524,880	315,536,270	—	—	—	315,536,270
Share issuance costs	—	(21,524,196)	—	—	—	(21,524,196)
Issuance of common stock upon restricted shares and stock option exercise	100,000	387,516	(144,756)	—	—	242,760
Net loss	—	—		(54,906,126)	—	(54,906,126)	(54,906,126)
Foreign exchange translation adjustment	—	—	—	—	13,663,748	13,663,748	13,663,748
Balance at December 31, 2008	137,624,912	$330,665,587	$17,769,228	$11,294,367	$22,079,224	$381,808,401	$(41,242,378)

See notes to consolidated financial statements.

RENESOLA LTD
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts expressed in U.S. dollars)

	Years ended December 31,
	2006	2007	2008

Operating activities:
Net income (loss)	$25,309,799	$42,936,291	$(54,906,126)
Adjustment to reconcile net income to net cash used in operating activities:
Minority interest	—	27,146	801,904
Equity in earnings of investee	—	—	(5,175,046)
Inventory write-down	—	—	132,567,663
Provision for purchase commitment	—	—	5,861,637
Depreciation and amortization	732,859	4,170,400	15,517,433
Amortization of deferred convertible bond issuance costs and premium	—	2,180,970	3,121,333
Allowance of doubtful receivables	65,808	469,477	4,027,423
Prepaid land use right expensed	31,485	147,275	256,538
Change in fair value of derivatives	—	524,672	(574,454)
Share-based compensation	264,445	929,065	3,087,288
Loss on impairment of long-lived assets	—	—	763,426
Loss on disposal of long-lived assets	—	—	5,638

Changes in operating assets and liabilities:
Accounts receivables	(557,073)	(7,838,691)	(34,936,540)
Inventories	(40,591,047)	(60,436,604)	(204,846,808)
Advances to suppliers	(15,559,023)	(34,275,598)	(9,253,655)
Amount due from related parties	(4,967,314)	(6,934,044)	29,308,471
Value added tax recoverable	(4,296,490)	5,039,949	(13,312,210)
Prepaid expenses and other current assets	(2,399,708)	(6,562,504)	(13,901,942)
Prepaid land use right	(4,036,096)	(2,985,672)	(1,628,439)
Accounts payable	3,195,094	7,597,985	23,185,315
Advances from customers	29,200,478	21,898,122	89,948,367
Other liabilities	837,481	7,872,905	4,883,892
Deferred tax	(2,720,601)	(6,422,628)	(9,615,351)
Net cash used in operating activities	(15,498,903)	(31,661,484)	(34,814,243)

Investing activities:
Purchases of property, plant and equipment	(17,606,865)	(101,398,281)	(208,312,476)
Advances for purchases of property, plant and equipment	(14,597,720)	(13,121,265)	(128,974,659)
Purchases of other long-term assets	—	—	(1,037,722)
Cash received from government subsidy	—	—	6,030,669
Proceeds from disposal of property, plant and equipment	—	—	1,232
Proceeds from disposal of investment	—	—	6,335,472
Restricted cash	—	—	(5,827,679)
Cash provided to related party	—	(4,995,499)	—
Cash collected from related party	—	1,315,000	—
Cash decreased due to deconsolidation	—	—	(4,415,577)
Net cash used in investing activities	(32,204,585)	(118,199,895)	(336,200,740)

RENESOLA LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts expressed in U.S. dollars)

	Years ended December 31,
	2006	2007	2008
Financing activities:
Proceeds from borrowings	27,191,721	114,865,179	269,480,182
Repayment of bank borrowings	(13,717,673)	(43,970,014)	(141,403,468)
Proceeds from capital contribution	—	2,133,000	—
Contribution from minority shareholders of subsidiaries	—	360,824	—
Net proceeds from issuance of common shares	46,266,000	—	294,012,074
Proceeds from exercise of stock options	—	—	242,760
Net proceeds from issuance of convertible bond	—	115,770,501	—
Dividend paid to minority shareholder	—	—	(102,862)
Cash received from related parties	1,269,661	110,703	15,000
Cash paid to related parties	(855,750)	(732,745)	(15,000)
Net cash provided by financing activities	57,218,271	188,537,448	422,228,686

Effect of exchange rate changes	(57,224)	4,598,745	7,983,581

Net increase in cash and cash equivalent	9,457,559	43,274,814	59,197,284
Cash and cash equivalent, beginning of year	404,139	9,861,698	53,136,512
Cash and cash equivalent, end of year	$9,861,698	$53,136,512	$112,333,796

Supplemental schedule of non-cash transactions
Contribution from shareholders for share issuance costs	$10,000,004	$—	$—-
Payables for purchase of property, plant and equipment	$163,093	$8,349,031	$31,172,658
Contribution from shareholders of variable interest entity in the form of property and equipment	$—	$9,303,486	$7,886,300

Supplemental disclosure of cash flow information
Interest paid	$464,081	$3,569,048	$12,681,771
Income tax paid	$—	$—	$8,123,251

See notes to consolidated financial statements.

RENESOLA LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Amounts expressed in U.S. dollar unless otherwise stated)

1.       ORGANIZATION AND NATURE OF OPERATIONS

ReneSola and its subsidiaries (collectively the “Company”) are engaged in the manufacture and sale of solar wafers and related products, which are integrated into photovoltaic cells, the principal component of crystalline solar panels. On January 29, 2008, the Company became listed on the New York Stock Exchange (“NSYE”) in the United States.

The following table lists all subsidiaries of the Company as of December 31, 2008:

			Percentage of
Subsidiaries	Date of incorporation	Place of incorporation	ownership

ReneSola Ltd (“ReneSola”)	March 17, 2006	the British Virgin	100%
Zhejiang Yuhui Solar Energy Co., Ltd.
("Zhejiang Yuhui")	August 7, 2003	the People’s Republic of	100%
		China (“PRC”)
ReneSola America Inc.
(“ReneSola America”)	November 12, 2006	the United States of	100%
		America
ReneSola Singapore Pte Ltd.
(“ReneSola Singapore”)	March 28, 2007	Singapore	100%
ReneSola (Malaysia) SDN. BHD	February 12, 2007	Malaysia	51%
("ReneSola Malaysia")
Sichuan ReneSola Silicon Material Co., Ltd.	August 25, 2007	PRC	100%
(“Sichuan ReneSola”)

Zhejiang Yuhui commenced operations in July 2005. ReneSola America commenced operations in November 2006. ReneSola Singapore commenced operations in May 2007. ReneSola Malaysia commenced operation in October 2007. Sichuan ReneSola is expected to commence operation in August 2009.

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

RENESOLA LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Amounts expressed in U.S. dollar unless otherwise stated)

Acquisitions of Subsidiary and Variable Interest Entity Interest

(a) In July 2007, the Company invested Ringgit Malaysian 1,260,521 (approximately $370,483) for a 51% equity interest in ReneSola (Malaysia) SND. BHD. (“ReneSola Malaysia”). ReneSola Malaysia is in the business of treating, processing, converting, compounding and dealing in recycled silicon materials. The Company has consolidated ReneSola Malaysia in its December 31, 2007 balance sheet. The equity interest not owned by ReneSola is reported as a minority interest on the balance sheet as of December 31, 2007 and 2008.

(b) In August 2007, ReneSola and Linzhou Zhongsheng Steel Co., Ltd. (“Zhongsheng Steel”) established Linzhou Zhongsheng Semiconductor (the “Joint Venture”), a joint venture to engage in  virgin polysilicon production in Linzhou, Henan Province, China. Pursuant to the joint venture agreement, ReneSola and Zhongsheng Steel will invest approximately RMB102.9 million ($13.7 million) in cash for a 49% equity interest in the Joint Venture and approximately RMB107.1 million ($14.1 million) in the form of facilities, equipment and land use rights for the other 51% equity interest, respectively. As of December 31, 2007, ReneSola has contributed $8.0 million in cash while Zhongsheng Steel contributed tangible assets in the amount of $9.3 million. Under the joint venture agreement, ReneSola is obligated to purchase 90% of the Joint Venture’s output, at 97% of the market price, for a period of thirty years. Under the requirements of Financial Accounting Standard Board (“FASB”) Interpretation No. 46 (Revised), Consolidation of Variable Interest Entities (“FIN 46(R)”), ReneSola has consolidated the Joint Venture in its December 31, 2007 balance sheet, as the Joint Venture was deemed a variable interest entity with ReneSola as its primary beneficiary. The equity interest of the Joint Venture not owned by ReneSola is reported as a minority interest on the balance sheet as of December 31, 2007.

Disposal of the equity interest in Joint Venture

In June 2008, the Company and Zhongsheng Steel amended the joint venture agreement to reduce the contracted obligation of the Company to purchase the output of the Joint Venture from 90% to a minimum of 55% at market price with a term of three years, instead of thirty years in the original agreement.  As a result, the Joint Venture was no longer considered a variable interest entity under FIN 46(R) given that ReneSola no longer absorbed significant variability of the Joint Venture and was no longer the primary beneficiary of the Joint Venture.  Effective from June 28, 2008, Renesola accounted for its investment in the Joint Venture prospectively under the equity method of accounting.  Equity method adjustments include the Company’s proportionate share of investee income or loss, gains or losses resulting from investee capital transactions, adjustments to recognize certain differences between the Company’s carrying value and the Company’s equity in net assets of the investee at the date of investment, impairments, and other adjustments required by the equity method.  The Company’s equity interest in the earnings of the Joint Venture was RMB 159,753,760 ($22,075,628) prior to the divestiture.

RENESOLA LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Amounts expressed in U.S. dollar unless otherwise stated)

In December 2008, ReneSola sold its 49% equity interest in the “Joint Venture” to Zhongsheng Steel. Consideration for the divestiture was RMB200 million (approximately $29,314,800), which includes RMB44 million ( $6,335,472) in cash and a credit with a contractual amount of RMB156 million ($22,979,328), which will be used through the application of a discount to future polysilicon purchases from the Zhongsheng Steel at a rate of RMB400 ($58) per kilogram in next 3 years. The fair value of the credit on the date of the transaction in the amount of $11,560,866 and $9,672,521 was recorded as current and long-term portion of advances to suppliers, respectively, at December 31, 2008. As a result of this divestiture, a deferred gain of RMB 29,110,863 ($4,266,896) was recorded as long-term liability and will be recognized on a systematic basis with the delivery of future polysilicon until  the fair value of the credit consideration is fully recovered

2.        SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

(a) Basis of presentation

The consolidated financial statements have been prepared and presented in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

(b) Basis of consolidation

The consolidated financial statements include the financial statements of ReneSola and its subsidiaries.  All significant inter-company transactions, balances and unrealized profits and losses have been eliminated on consolidation.

As discussed in Note 1 “ Organization and Nature of Operation”, the financial positions and results of Linzhou Zhongsheng were consolidated in the financial statements of the Company prior to June 2008, due to that Linzhou Zhongsheng was determined a variable interest entity of the Company.  Subsequently, the Company accounted for its investment in Linzhou Zhongsheng under the equity method of accounting prior to the divestiture in December 2008.

(c) Fair value measurement

On January 1, 2008, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements” (SFAS 157), that were not deferred by Financial Accounting Standards Board (“FASB”) Staff Position FAS No. 157-2, “Effective Date of FASB Statement No. 157” (FSP 157-2). SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (also referred to as an exit price). SFAS 157 establishes a hierarchy for inputs used in measuring fair value that gives the highest priority to observable inputs and the lowest priority to unobservable inputs. Valuation techniques used to measure fair value shall maximize the use of observable inputs.

When available, the Company measures the fair value of financial instruments based on quoted market prices in active markets, valuation techniques that use observable market-based inputs or unobservable inputs that are corroborated by market data. When observable market prices are not readily available, the Company generally estimates the fair value using valuation techniques that rely on alternate market data or inputs that are generally less readily observable from objective sources and are estimated based on pertinent information available at the time of the applicable reporting periods. See Note 6, “Fair Value Measurements”, for further details.

(d) Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of these financial statements and the reported amounts of revenues and expenses for the reporting periods presented. Actual results could materially differ from these estimates. Significant accounting estimates which are susceptible to change as more information becomes available include allowances for doubtful receivables and advances to suppliers, lower of cost or market charges and other provisions for inventory and purchase commitments, accrued liabilities, valuation allowances for long-term prepayments, valuation of deferred tax assets, accruals of warranty costs, useful lives of property, plant and equipment and recoverability of the carrying value of long-lived assets, the determination of fair value of financial instrument,  consideration related to the disposal of equity investment, and valuation of share-based compensation inclusive of forfeiture rates of stock options.

RENESOLA LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Amounts expressed in U.S. dollar unless otherwise stated)

(e) Cash and cash equivalents

Cash and cash equivalents represent cash on hand and held with banks, including demand deposits, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less when purchased.

(f) Restricted cash

 Restricted cash represents amounts held by banks, which are not available for the Company’s use, as security for issuance of letters of credit or bank acceptance bills.  Upon maturity of the letters of credit and repayment of bank acceptance bills, which generally occur within one year, the deposits are released by the bank and become available for general use by the Company.

(g) Inventories

Inventories are stated at the lower of cost or market. Cost is determined by the first-in-first-out method. Cost comprises direct materials, direct labor and those overhead costs that have been incurred in bringing the inventories to their present location and conditions.

Adjustments are recorded to write down the cost of obsolete and excess inventory to the estimated market value based on historical and forecast demand. The estimated market value is measured as the estimated selling price of each class of the inventories in the ordinary course of business less estimated costs of completion and disposal.  In the year of 2008, the Company recorded a inventory write-down of $132.6 million against the net realizable value of inventories and provision for inventory purchase commitment of $5.9 million as a result of the rapid decrease in the market price and value of feedstock such as polysilicon and reclaimable silicon materials, work in progress materials and finished solar wafers.

The Company also revalues silicon materials that may not meet its required specifications for inclusion in is manufacturing process. These materials are periodically sold for scrap. The Company’s scrap raw material inventory was $2.3 million and $ nil as of December 31, 2007 and 2008, respectively. The market value of these materials is primarily based upon a limited number of sales transactions and reference to an independent website containing estimated values for comparable scrap raw materials

The Company outsources portions of its manufacturing process, including cutting ingots into wafers and converting wafers into solar cells, to various third-party manufacturers. These outsourcing arrangements may or may not include transfer of title of the raw material inventory (ingots or wafers) to the third-party manufacturers.

For those outsourcing arrangements in which title is not transferred, the Company maintains such inventory on the Company’s balance sheet as raw materials inventory while it is in physical possession of the third-party manufacturer. Upon receipt of the processed inventory, it is reclassified as work-in-process inventory and a processing fee is paid to the third-party manufacturer, and the processing fees paid to the manufacturer are added to the cost of inventory.

The Company provides solar wafer processing service on behalf of third parties who have their own polysilicon supplies. Under certain of these solar wafer processing service arrangements, the Company purchases raw materials from a customer and agrees to sell a specified quantity of solar wafers produced from such materials back to the same customer. The quantity of solar wafers sold back to the customer under these processing arrangements is consistent with the amount of raw materials purchased from the customer based on current production conversion rates. The Company records revenue from these processing transactions based on the amount received for solar wafers sold less the amount paid for the raw materials purchased from the customer. The revenue recognized is recorded as solar wafer processing revenue and the production costs incurred related to providing the processing services are recorded as solar wafer processing costs within cost of revenue.

RENESOLA LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Amounts expressed in U.S. dollar unless otherwise stated)

(h) Advances to suppliers and advances for purchase of property, plant and equipment

In order to secure a stable supply of silicon materials and construction materials, the Company makes advance payments to suppliers for raw material supplies and advances on purchases of long-lived assets which are offset against future deliveries. Advances to suppliers for purchases expected within twelve months as of each balance sheet date are recorded as advances to suppliers in current assets.  Future balances are recorded in non-current advance to suppliers. As of December 31, 2007 and 2008, advances to suppliers in current assets were $53,727,486 and $36,991,239, respectively, and non-current advance to suppliers for silicon raw material supplies were $nil and $45,729,448, respectively. Prepayments for property, plant and equipment are recorded in non-current assets, and they were $29,647,736 and $161,705,092, respectively. The Company does not require collateral or other security against its advances to suppliers. The Company performs ongoing credit evaluation of the financial condition of its suppliers.  As the result, the Company’s claims for such prepayments are unsecured, which exposes the Company to the suppliers’ credit risk. As of December 31, 2007 and 2008, prepayments made to individual suppliers in excess of 10% of total advances and prepayments to suppliers are as follows:

	At December 31,
	2007	2008

Supplier A	—	20,242,013
Supplier B	—	19,333,513
Supplier C	13,690,000	15,759,963
Supplier D	6,845,000	14,308,689

As of December 31, 2007 and 2008, advances for purchases of property, plant and equipment in excess of 10% of total advances and prepayments to equipment suppliers are as follows:

	At December 31,
	2007	2008

Supplier A	9,704,070	33,986,076
Supplier B	*	21,133,751
Supplier C	5,521,092	13,066,064
Supplier D	5,014,399	—

* Less than 10%                                                                                -

RENESOLA LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Amounts expressed in U.S. dollar unless otherwise stated)

(i) Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line basis over the following estimated useful lives:

Buildings	40 years
Plant and machinery	10 years
Motor vehicles	5 years
Office equipment	3-5 years

Construction in progress represents mainly the construction of new facilities. Costs incurred in the construction are capitalized and transferred to property, plant and equipment upon completion, at which time depreciation commences.

(j) Prepaid land use right (net)

Prepaid land use right represent payments made to obtain land use rights. Prepaid land use right is recognized as an expense on a straight-line basis over the lease period of 40 years.

Amortization of the prepaid land use rights were $31,485, $147,275and $256,538 for the years ended December 31, 2006, 2007 and 2008, respectively. Annual amortization expense associated with the prepaid land use right is estimated to be $314,189 per year for the next five years.

(k) Impairment of long-lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable or that the useful life is shorter than we had originally estimated. The Company assesses recoverability of the long-lived assets by comparing the carrying amount of the assets to the estimated future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. The Company recognizes an impairment loss in the event the carrying amount exceeds the estimated future undiscounted cash flows attributable to such assets, measured as the difference between the carrying amount of the assets and the fair value of the impaired assets. The impairment loss of long-lived assets was $nil, $ nil and $763,426 for the year ended December 31, 2006, 2007 and 2008. The impairment loss incurred in fiscal year 2008 is related to the impairment of long-lived assets of ReneSola Malaysia. We determined the fair value using a market-based valuation technique.

(l) Deferred convertible bond issuance costs

The issuance costs of the Company’s Convertible Bond due 2012 (“Convertible Bonds”) in the amount of $4,796,875 were deferred and are being amortized using the straight-line method, which approximates the effective interest rate method, over a period of three years from March 26, 2007, the date of issuance, to March 26, 2010, the earliest redemption date. The amortization expense was $1,099,532 and $1,573,614 for the year ended December 31, 2007 and 2008, respectively.

(m) Income taxes

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

RENESOLA LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Amounts expressed in U.S. dollar unless otherwise stated)

(n) Revenue recognition

The Company sells solar wafers and related products. The Company also enters into agreements to process silicon materials into silicon ingots and wafers for customers. The Company recognizes revenues when products are delivered and title has passed to customers, the price to the buyer is fixed and determinable, and collectibility is reasonably assured. Revenue includes reimbursement of shipping and handling costs. Shipping and handling costs incurred on sale of products and included in sales and marketing expense were $6,809, $19,948 and $78,705 for the years ended December 31, 2006, 2007 and 2008, respectively. Sales agreements typically contain customary product warranties but do not contain any post-shipment obligations nor any return or credit provisions.

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

(o) Cost of revenues

Cost of revenues consists of production related costs including costs of silicon raw materials, consumables, direct labor, overhead costs, depreciation of plant and equipment, and contractor and processing fees.

(p) Research and development

Research and development cost are expensed when incurred.

(q) Warranty cost

The Company’s solar modules are typically sold with 20-year warranties against specified declines in the initial minimum power generation capacity at the time of delivery. We also provided warranties for our solar modules against defects in materials and workmanship for a period of two years from the date of sale. Warranty cost is accrued as revenue is recognized. Due to the limited solar module manufacturing history, the Company does not have a significant history of warranty claim. Cost of warranties is estimated based on an assessment of competitors’ accrual history, industry-standard testing, estimates of failure rates from quality review and other assumptions that are considered to be reasonable under the circumstances. Actual warranty costs are accumulated and charged against accrued warranty liability. To the extent that actual warranty cost differs from the estimates, the Company will prospectively revise the accrual rate.  In April 2006, the Company ceased the manufacture and sale of solar modules. Therefore, the Company no longer accrued any warranty provisions.

(r) Foreign currency

The functional currency of ReneSola and its subsidiary in the PRC is Renminbi (“RMB”). The functional currency of ReneSola America and ReneSola Singapore is the United States Dollar (“U.S. dollar”). Foreign currency transactions have been translated into the functional currency at the exchange rates prevailing on the date of transactions. Foreign currency denominated monetary assets and liabilities are translated into the functional currency at exchange rates prevailing on the balance sheet date. Exchange gains and losses have been included in determination of net income.

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

RENESOLA LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Amounts expressed in U.S. dollar unless otherwise stated)

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Company’s cash and cash equivalents dominated in RMB amounted to RMB307,202,278 ($42,055,992) and RMB424,634,391 ($62,240,361) at December 31, 2007 and 2008, respectively.

(s) Fair value of financial instruments

The Company’s financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, accounts payable, accounts due from related parties, are carried at cost on the consolidated balance sheets and the carrying amount approximates their fair value because of the short-term nature of these financial instruments.  Fair value of the Company's convertible bonds is measured using observable market price on the valuation date.  The Company's long-term bank borrowing consists of floating rate loans that are reset annually.  The fair value is measured using discounted cash flow technique based on current rate for comparable loans on the valuation date.  Please refer to Note 6 for fair value measurements.

(t) Derivative financial instruments

 The Company uses foreign exchange forward contracts to hedge the foreign currency exchange risk inherent in the future cash flows associated with forecasted sales denominated in foreign currencies, mainly in US Dollar or EURO.

The Company accounts for these forward contracts as derivative instruments pursuant to SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”), as amended and interpreted, and recognizes all derivative instruments as either assets or liabilities at fair value in other financial assets or other financial liabilities in the consolidated balance sheets. The Company does not offset the carrying amounts of derivatives with the same counterparty in accordance with FASB Interpretation (“FIN”) No. 39, “Offsetting of Amounts Related to Certain Contracts — an interpretation of APB Opinion No. 10 and FASB Statement No. 105” (“FIN 39”) as amended. The derivatives do not qualify for hedge accounting under SFAS 133, accordingly, the gains or losses resulting from changes in the values of those derivative instruments are recognized in the statement of operations.

Net loss on derivative instruments from foreign currency forward exchange contracts was $4,267, $475,518 and $nil in the years ended December 31, 2006, 2007 and 2008, respectively. As of December 31, 2008, the Company has no outstanding foreign exchange forward contracts.

In 2007, certain of the Company’s purchase contracts were denominated in a currency which was not the functional currency of either of the substantial parties to the contract. Accordingly, the contracts contain embedded foreign currency forward contracts subject to bifurcation in accordance with SFAS 133.  The embedded foreign currency derivatives are separately accounted for and measured at fair value with changes in such value recorded to the statements of operations and reflected in the statements of cash flows as an operating activity. Embedded foreign currency derivatives are presented as an asset or liability with the changes in their fair value recorded in foreign exchange gain or loss in the statements of operations.

As of December 31, 2007 and 2008, the Company recorded a liability of $546,176 and $ nil representing the fair value of these embedded foreign currency derivatives and recorded a gain or loss on the change in the fair value of these embedded derivatives in non-operating expenses (income) in the consolidated statements of operations. As of December 31, 2008, the underlying purchase contract has been settled.

(u) Earnings per share

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

RENESOLA LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Amounts expressed in U.S. dollar unless otherwise stated)

(v) Share-based compensation

The Company adopted SFAS No. 123(R), “Share-Based Payment” (SFAS 123R), effective January 1, 2006 using the modified prospective basis in accounting for stock based compensation. The Company recognizes the services received in exchange for awards of equity instruments based on the grant-date fair value of the award as determined by the Black-Scholes option pricing model, net of estimated forfeitures. The estimated compensation cost is recognized ratably over the period the grantee is required to provide services per the conditions of the award. See Note 12, “Share Based Compensation”, for further details.

(w) Comprehensive income (loss)

Comprehensive income is the change in equity during a period from transactions and other events and circumstances from non-shareholder sources. Components of the Company’s comprehensive income include net income and foreign currency translation adjustments.

(x) Concentrations of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable and advances to suppliers and related parties. The Company places its cash and cash equivalents with financial institutions with high-credit ratings and quality. The Company conducts credit evaluations of customers and generally does not require collateral or other security from its customers. The Company establishes an allowance for doubtful receivables mainly based on the age of receivables and factors surrounding the credit risk of specific customers.. The Company performs ongoing credit evaluations of the suppliers’ financial conditions. The Company generally does not require collateral or other security against such suppliers; however, it maintains a reserve for potential credit losses. Such losses have historically been within management’s expectations.

(y) Recently issued accounting pronouncements

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), "Business Combinations" (SFAS No. 141(R)). SFAS No. 141(R) replaces Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS No. 141"), although it retains the fundamental requirement in SFAS No. 141 that the acquisition method of accounting be used for all business combinations. SFAS No. 141(R) establishes principles and requirements for how the acquirer in a business combination (a) recognizes and measures the assets acquired, liabilities assumed and any noncontrolling interest in the acquiree, (b) recognizes and measures the goodwill acquired in a business combination or a gain from a bargain purchase and (c) determines what information to disclose regarding the business combination. SFAS No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first fiscal year after December 15, 2008. The adoption of FAS 141R will change the Company’s accounting treatment for business combinations on a prospective basis beginning on January 1, 2009.

 In April 2009, the FASB issued FSP FAS 141(R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies” (FSP FAS 141(R)-1).  Under FSP FAS 141(R)-1, the general requirements in FAS 141 for acquired contingencies should be carried forward without significant revision.  Accordingly, under the FSP, assets acquired and liabilities assumed in a business combination that arise from contingencies should be recognized at fair value on the acquisition date if fair value can be determined during the measurement period. Otherwise, companies would typically account for those acquired contingencies using existing guidance. For calendar year-end companies, the guidance is effective as of the start of the first quarter of 2009.  The adoption of FSP FAS 141(R)-1 will change the Company’s accounting treatment for business combinations on a prospective basis beginning on January 1, 2009.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, "Noncontrolling Interests in Consolidated Financial Statements" (SFAS No.160). SFAS No. 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary, commonly referred to as minority interest. Among other matters, SFAS No. 160 requires (a) the noncontrolling interest be reported within equity in the balance sheet and (b) the amount of consolidated net income attributable to the parent and to the noncontrolling interest to be clearly presented in the statement of income. SFAS No. 160 also requires that SAB 51 Gains for subsidiaries be recorded in equity and SAB 51 Gains for equity affiliates be recorded in earnings. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008, and is to be applied prospectively, except for the presentation and disclosure requirements, which shall be applied retrospectively for all periods presented. The Company will adopt SFAS 160 on January 1, 2009.

RENESOLA LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Amounts expressed in U.S. dollar unless otherwise stated)

In February 2008, the FASB issued FSP 157-2, which delayed the effective date of SFAS No. 157 for all non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until the beginning of the first quarter of fiscal year 2009. The Company is currently evaluating the impact that FSP 157-2 will have on our financial statements.

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133” (SFAS No. 161). The standard requires additional quantitative disclosures (provided in tabular form) and qualitative disclosures for derivative instruments. The required disclosures include how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows; the relative volume of derivative activity; the objectives and strategies for using derivative instruments; the accounting treatment for those derivative instruments formally designated as the hedging instrument in a hedge relationship; and the existence and nature of credit-risk-related contingent features for derivatives. SFAS No. 161 does not change the accounting treatment for derivative instruments. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. SFAS No. 161 does not change the accounting treatment for derivative instruments but will impact the Company’s disclosures related to derivative instruments and hedging activities effective January 1, 2009.

 In April 2008, the FASB issued FASB Staff Positions ("FSP") SFAS No. 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP FAS 142-3"). FSP FAS 142-3 amends the factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of recognized intangible assets under SFAS No. 142, "Goodwill and Other Intangible Assets" This guidance for determining the useful life of a recognized intangible asset applies prospectively to intangible assets acquired individually or with a group of other assets in either an asset acquisition or business combination. FSP FAS 142-3 is effective for the Company’s financial statements for the year beginning on January 1, 2009. The adoption of FSP FAS 142-3 is not expected to have a material impact on the Company’s results of operations, cash flows or financial position.

In June 2008, the FASB issued FSP EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities” (FSP 03-6-1). FSP 03-6-1 defines unvested share-based payment awards that contain non-forfeitable rights to dividends as participating securities that should be included in computing earnings per share (EPS) using the two-class method under SFAS No. 128, “Earnings per Share.” FSP 03-6-1 is effective for the Company’s financial statements for the year beginning on January 1, 2009. Additionally, all prior-period EPS data shall be adjusted retrospectively. The adoption of FSP 03-6-1 is not expected to have a material impact on the Company’s results of operations, cash flows or financial position.

EITF Issue No. 07-5, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity's Own Stock” (EITF 07-5).  The objective of EITF 07-5 is to provide guidance for determining whether an equity-linked financial instrument is indexed to an entity’s own stock. This determination is needed for a scope exception under Paragraph 11(a) of FAS 133 which would enable a derivative instrument to be accounted for under the accrual method.  EITF 07-5 is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. It should be applied to outstanding instruments as of the beginning of the fiscal year in which it is adopted.  The adoption of EITF 07-5 is not expected to have a material impact on the Company’s results of operations, cash flows or financial position.

At the November 24, 2008 meeting, the FASB ratified the reached in EITF Issue No. 08-7, “Accounting for Defensive Intangible Assets” (EITF 08-7). EITF 08-7 requires entities that will acquire a defensive intangible asset after the effective date of Statement 141(R), to account for the acquired intangible asset as a separate unit of accounting and amortize the acquired intangible asset over the period during which the asset would diminish in value. EITF 08-7 is effective for defensive intangible assets acquired in fiscal years beginning on or after December 15, 2008. The Company is currently evaluating the impact of this statement on its consolidated financial statements.

RENESOLA LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Amounts expressed in U.S. dollar unless otherwise stated)

On April 9, 2009, the FASB issued three Staff Positions (“FSPs”): (1) FSP FAS 157-4, which provides guidance on determining fair value when market activity has decreased; (2) FSP FAS 115-2 and FAS 124-2, which addresses other-than-temporary impairments for debt securities; and (3) FSP FAS 107-1 and APB 28-1, which discusses fair value disclosures for financial instruments in interim periods. These FSPs are effective for interim and annual periods ending after June 15, 2009, with early adoption permitted. The Company is currently evaluating the impact, if any, of these FSPs on its consolidated financial statements.

In May 2009, the FASB issued Statement of Financial Accounting Standards No. 165, "Subsequent Events" (SFAS No.165). SFAS 165 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, SFAS 165 provides (i) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and (iii) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. SFAS 165 is effective for interim or annual financial periods ending after June 15, 2009 and shall be applied prospectively.

3.           ALLOWANCES FOR DOUBTFUL RECEIVABLES

Allowances for doubtful receivables are comprised of allowances for account receivables and allowances for other receivables. The Company made provision for doubtful debts of in the aggregate amount of $ 65,808, $ 469,477 and $ 4,037,529 during the year ended December 31, 2006, 2007 and 2008, respectively.

Analysis of allowances for accounts receivable at December 31, 2007 and 2008 is as follows:

	At December 31,
	2007	2008

Beginning of the year	$3,279	$149,949
Allowances made (recovered) during the year	146,670	(36,864)
Closing balance	$149,949	$113,085

Analysis of allowances for other receivables at December 31, 2007 and 2008 is as follows:

	At December 31,
	2007	2008

Beginning of the year	$—	$342,275
Allowances made during the year	342,275	449,563
Closing balance	$342,275	$841,838

Analysis of allowances for advances to suppliers at December 31, 2007 and 2008 is as follows:

	At December 31,
	2007	2008

Beginning of the year	$—	$—
Allowances made during the year	—	3,624,820
Closing balance	$—	$3,624,820

RENESOLA LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Amounts expressed in U.S. dollar unless otherwise stated)

4.        INVENTORIES

	At December 31,
	2007	2008

Raw materials	$51,519,418	$98,418,422
Work-in-process	57,099,260	71,446,057
Finished goods	2,011,534	23,171,104
Total inventories	$110,630,212	$193,035,583

The amount of inventories for which title is not transferred to the third-party manufacturers was $3,988,096 and $1,201,443 at December 31, 2007 and 2008, respectively. The amount of inventories for which title and risk of loss was transferred to the third-party manufacture was $nil at December 31, 2007 and 2008.  In 2006, 2007 and 2008, inventory was written down by $nil, $nil and $132,567,663, respectively, to reflect the lower of cost or market. $5,861,637 was charged as provision for purchase commitments during the year ended December 31, 2008 which was recorded in other liabilities. No similar charges were provided during the years ended December 31, 2006 and 2007, respectively.

5.        PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net, comprise:

	At December 31,
	2007	2008

Buildings	$10,979,745	$21,799,911
Leasehold improvement	171,692	242,682
Plant and machinery	78,191,049	199,990,394
Motor vehicles	798,663	1,374,410
Office equipment	1,591,100	2,830,378
	91,732,249	226,237,775

Less: Accumulated depreciation	(5,156,724)	(21,521,197)
	86,575,525	204,716,578
Construction in progress	50,022,871	136,710,362
Property, plant and equipment, net	$136,598,396	$341,426,940

Construction in progress represents new production facilities under construction. Depreciation expense for the years ended December 31, 2006 and 2007 and 2008 was $732,859, $4,170,400, $15,472,703, respectively.

6.         FAIR VALUE MEASUREMENTS

Effective on January 1, 2008, the Company adopted SFAS 157, which provides a framework for measuring fair value under US GAAP, and expanded disclosure requirements about assets and liabilities measured at fair value. In February 2008, the FASB issued FSP 157-2, which delays the effective date of SFAS 157 as it applies to non-financial assets and liabilities that are not required to be measured at fair value on a recurring (at least annual) basis. As a result of the delay, SFAS 157 will be applied to the Company’s non-financial assets and liabilities effective on January 1, 2009. SFAS 157 establishes a hierarchy for inputs used in measuring fair value that gives the highest priority to observable inputs and the lowest priority to unobservable inputs as follows:

•	Level 1 – Observable unadjusted quoted prices in active markets for identical assets or liabilities.

•	Level 2 – Observable inputs other than quoted prices in active markets for identical assets or liabilities, for which all significant inputs are observable, either directly or indirectly.

•	Level 3 – Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

As of December 31, 2008, the Company does not have any assets or liabilities that are measured at fair value on a recurring basis subsequent to initial recognition.

RENESOLA LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Amounts expressed in U.S. dollar unless otherwise stated)

The Company is also required by SFAS No. 107, “Disclosures about Fair Value of Financial Instruments”, to disclose the fair value of financial instruments that are not carried at fair value on the consolidated balance sheets.

Cash and cash equivalents, restricted cash, accounts receivable, accounts payable, accounts due to and from related parties, and short-term borrowings are carried at cost on the consolidated balance sheets and the carrying amount approximates their fair value because of the short-term nature of these financial instruments.

For the purchase price settlement in the form of a credit against long-term poly-silicon supply contract related to the sale of equity interest in Joint Venture, the fair value was measured using income approach, which involves calculating a present value of expected cash flows estimated by the management based on key assumptions including credit losses and discount rate commensurate with the risks involved. The carrying value and fair value was $21,233,387 as of December 31, 2008.

The carrying amount of the Company’s outstanding convertible notes as of December 31, 2007 and 2008 was $128.3 million and $138.9 million, respectively. The estimated fair value of those debts was $134.9 million and $57.2 million, respectively, as of December 31, 2007 and 2008, respectively. The fair value was measured based on observable market quotes.

The Company's long-term bank borrowing consists of floating rate loans that are reset annually.  The carrying amount of long-term borrowings (including the current portions) was $17.8 million and $44.6 million as of December 31, 2007 and 2008, respectively. The estimated fair value of long-term borrowings (including the current portions) was $17.7 million and $45.8 million as of December 31, 2007 and 2008, respectively. The fair value is measured using discounted cash flow technique based on current rate for comparable loans on the respective valuation date.

The fair value estimates presented above are based on pertinent information available to management as of December 31, 2007 and 2008, respectively. Although management is not aware of any factors that would significantly affect these fair value estimates, such amounts have not been comprehensively revalued for purposes of these financial statements since those dates, and current estimates of fair value may differ significantly from the amounts presented.

7.         INCOME TAXES

	Years ended December 31,
	2006	2007	2008
Income (loss) before income tax

PRC	22,968,516	44,019,117	(44,314,214)
Other jurisdictions	(388,318)	(7,211,508)	(12,210,268)
Total income (loss) before income tax	22,580,198	36,807,609	(56,524,482)
Current tax expense
PRC	—	205,302	4,785,938
Other jurisdictions	—	61,498	2,409,153
Subtotal .	—	266,800	7,195,091

Deferred tax benefit (expense)
PRC	2,714,401	6,472,170	9,253,821
Other jurisdictions	6,200	(49,542)	361,530
Subtotal .	2,720,601	6,422,628	9,615,351
Total income tax benefit .	2,720,601	6,155,828	2,420,260

ReneSola is not subject to tax under the laws of British Virgin Islands.

RENESOLA LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Amounts expressed in U.S. dollar unless otherwise stated)

Zhejiang Yuhui is a Foreign Invested Enterprise (“FIE”) incorporated in the PRC. The statutory income tax rate in the PRC is 25% starting 2008. As a manufacturing-oriented FIE, it is entitled to a two-year tax exemption (2005 to 2006) followed by a three-year half tax reduction (2007 to 2009) starting from its first profitable year of operation after utilizing any tax losses carried forward from prior years (hereinafter referred to as "Tax Holiday").

Zhejiang Yuhui increased its registered capital from $1.5 million to $16.5 million in April 2006, to $28.5 million in September 2006 to $102.5 million in August 2007. According to relevant PRC tax regulations, it is entitled to additional tax holiday with respect to the income attributable to operations funded by the increased capital, upon written approval by the tax authority.

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

Sichuan ReneSola is incorporated in the PRC. The corporate income tax rate is 25%.

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

During the year ended December 31, 2007 and 2008, the Company recorded FIN 48 liabilities of $205,302 and $1,439,880, respectively, which affected the effective income tax rate accordingly. It also recognized interest and/or penalties associated with the uncertain tax positions in the FIN 48 tax provisions.

The following is the tabular reconciliation of FIN 48 liabilities:

	Years ended December 31,
	2006	2007	2008
Unrecognized tax benefit-Opening balance	$—	$—	$205,302

Gross increase-Current-period tax provisions	—	205,302	1,439,880

Unrecognized tax benefit-Closing balance	$—	$205,302	$1,645,182

RENESOLA LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Amounts expressed in U.S. dollar unless otherwise stated)

The Company classifies interests and penalties related to income tax matters in income tax expense. As of December 31, 2007 and 2008, the amount of interests and penalties related to uncertain tax positions was immaterial. The Company does not anticipate any significant increases or decreases to its liabilities for unrecognized tax benefits within the next twelve months.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of taxes exceeding RMB100,000 (approximately $15,000) is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. The Company's PRC subsidiaries are therefore subject to examination by the PRC tax authorities from 2004 through 2008 on non-transfer pricing matters, and from 1999 through 2008 on transfer pricing matters.

The principal components of deferred income tax assets and liabilities are as follows:

	At December 31,
	2007	2008
Deferred tax assets:

Investment tax credits carry forwards	$10,404,657	$1,400,812
Property, plant and equipment	191,102	86,155
Inventories provision	—	16,518,825
Others	175,008	3,312,785
Total deferred tax assets	$10,770,767	$21,318,577

Analysis as
Current	$10,486,641	$18,979,008
Non-current	284,126	2,339,569
	$10,770,767	$21,318,577
Deferred tax liabilities:
Property, plant and equipment	$379,939	$536,927
Others	258,594	7,500
Total deferred tax liabilities	$638,533	$544,427

Analysis as:
Current	5,800	7,500
Non-current	632,733	536,927
	$638,533	$544,427

Zhejiang Yuhui purchased equipment manufactured in the PRC in 2006 and 2007. In accordance with PRC tax regulations, Zhejiang Yuhui is entitled to receive investment tax credits equivalent to 40% of the purchased amount upon written approval by the competent tax authority. No tax credit for the purchase of domestic equipment will be granted after January 1, 2008. As of December 31, 2008, Zhejiang Yuhui had tax credit carried forward of $1,400,812, which will expire in 2014.

RENESOLA LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Amounts expressed in U.S. dollar unless otherwise stated)

As of December 31, 2007 and 2008, the Company has not recorded a valuation allowance to reduce its deferred tax assets because the Company believes that it is more likely than not that the deferred tax assets will be realized as it expects to generate sufficient taxable income in the future.

Reconciliation between the applicable statutory income tax rate and the Company’s effective tax rate for the years ended December 31, 2006, 2007 and 2008 is as follows:

	Years ended December 31,
	2006	2007	2008
PRC applicable income tax rate	26.4%	26.4%	25%
Effect of Tax Holiday	(29.7)%	(24.0)%	(20.18)%
Investment tax credit	(11.7)%	(17.9)%	1.56%
Fin 48 liability	—	—	(2.55)%
Others	2.9%	(1.2)%	0.45%
Effective income tax rate	(12.1)%	(16.7)%	4.28%

The aggregate amount and per share effect of the Tax Holiday are as follows:

	Years ended December 31,
	2006	2007	2008
Aggregate amount	$6,706,319	$8,829,536	$11,409,087
Per share effect—basic	$0.08	$0.09	$0.09
Per share effect—diluted	$0.08	$0.08	$0.09

Under the New Enterprise Income Tax Law and implementation regulations issued by the PRC State Council, income tax at the rate of 10% is applicable to interest and dividends payable to investors that are “non-resident enterprises”, which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such interest or dividends have their sources within the PRC. Undistributed earnings of the Company’s PRC subsidiaries of $3.0 million as of December 31, 2008 are considered to be indefinitely reinvested and, accordingly, no provision for PRC dividend withholding tax has been provided thereon. Upon distribution of these earnings in the form of dividends or otherwise in the future, the Company would be subject to PRC withholding tax at 10% or a lower treaty rate.

Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting basis over tax basis in a domestic subsidiary. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Company has not recorded any such deferred tax liability attributable to the undistributed earnings of its financial interests in subsidiaries because these entities do not have any unremitted earnings to be distributed.

8.        BORROWINGS

Our bank borrowings consist of the following:

	At December 31,
	2007	2008
Short-term.	$71,691,426	$180,261,259
Long-term, current portion	—	11,725,920
Subtotal	71,691,426	191,987,179
Long-term	17,797,000	32,832,576
	$89,488,426	$224,819,755

RENESOLA LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Amounts expressed in U.S. dollar unless otherwise stated)

In the years ended December 31, 2007 and 2008, the maximum bank credit facilities granted to the Company were $184,815,048 and $463,173,840, respectively, of which, $89,488,426 and $241,546,839 were drawn down and $95,326,622 and $221,627,001 were available as of December 31, 2007 and 2008, respectively.  The bank facilities are renewable annually at the Company’s option.

As of December 31, 2007, short-term borrowings of $31,291,329 and long-term borrowings of $10,952,000 were secured by property, plant and equipment with carrying amounts of $34,264,863, inventories of $35,175,247 and prepaid land use right of $405,978. As of December 31, 2008, short-term borrowings of $64,252,355 and long-term borrowings of $30,780,540 were secured by property, plant and equipment with carrying amounts of $34,701,015, inventories of $26,383,320, and prepaid land use right of $198,573.

In addition, $43,383,320 of short-term borrowings and $29,314,800 of long-term borrowings were guaranteed by personal assets of Mr. Xianshou Li, the Company’s chief executive officer, and his family as of December 31, 2008.

a) Short-term

Interest rates for all short-term borrowings are fixed with the exception the borrowings of $23,500,000. The weighted average interest rate of short term loans was 6.0%, 6.0% and 6.49% in the years ended December 31, 2006, 2007 and 2008, respectively. These borrowings do not contain any financial covenants or restrictions. The borrowings are repayable within one year.

b) Long-term

Interest rates were fixed for long-term borrowings. The weighted average interest rate of long-term borrowings was 6.6% and 7.45% in the year ended December 31, 2007 and 2008, respectively.  There are no financial covenants associated with the long-term borrowings. Future principal repayment on the long-term bank loans are as follows:

2010	$27,702,486
2011	$5,130,090
$32,832,576

c) Interest expenses

Interest expense incurred for the years ended December 31, 2006, 2007 and 2008 was $464,081, $3,569,048 and $11,836,039, respectively, of which $133,133, $2,187,529 and $4,111,543 has been capitalized in the cost of property, plant and equipment.

RENESOLA LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Amounts expressed in U.S. dollar unless otherwise stated)

9.        OTHER CURRENT LIABILITIES

The Company’s other current liabilities is summarized below:

	At December 31,
	2007	2008
Accrued payroll and staff welfare.	$1,368,570	$2,841,603
Income tax payable	263,637	—
Payable for purchase of property, plant and equipment	8,349,031	31,172,658
Provision for purchase commitment	—	2,942,586
Deferred tax liability	5,800	7,500
Other payables	3,925,898	5,095,816
	$13,912,136	$42,060,164

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

RENESOLA LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Amounts expressed in U.S. dollar unless otherwise stated)

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

As of December 31, 2007 and 2008, the carrying value of the Convertible Bonds was $128,264,791and $138,904,102, respectively. The Early Redemption Amount of $4,158,936 (103.47%) is being amortized over a period of three years from March 26, 2007, the date of issuance, to March 26, 2010, the earliest redemption date, using the straight-line method, which approximates the effective interest rate method. The additional Redemption Amount of $2,922,810 (105.9%) will be amortized from the earliest redemption date (March 26, 2010) through maturity (March 26, 2012) to the extent they are not redeemed at the early redemption date. For the year ended December 31, 2007 and 2008, the Company recognized total finance cost on the Convertible Bonds of $3,130,895 and $4,480,837, respectively.

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

On January 29, 2008, the Company issued 18,425,000 shares, equivalents to 9,212,500 American Depositary Shares, in an initial public offering on the New York Stock Exchange for proceeds of  $119,762,500. The Company incurred share issuance costs of $10,737,319 which were netted against the proceeds.

On June 17, 2008, the Company issued 19,099,880 shares, equivalents to 9,549,940 American Depositary Shares, in an additional public offering on the New York Stock Exchange for proceeds of $184,986,892. The Company incurred share issuance costs of $10,786,877 which were netted against the proceeds.

RENESOLA LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Amounts expressed in U.S. dollar unless otherwise stated)

12.     SHARE BASED COMPENSATION

Share Award to Employees

Prior to 2006, the Company did not grant any share-based awards.

In August 2006, Mr. Xianshou Li, and certain other shareholders transferred 333,333 nonvested shares to Mr. Charles Xiaoshu Bai (Mr. Bai), the Chief Financial Officer of the Company. In accordance with the terms of the agreement, 111,111 shares vested immediately and 111,111 shares vested in August 2007. The remaining 111,111 vested in May 2008. The fair value of the nonvested shares was $1.5 per share based on the market price at grant date. These shares do not have an exercise price and will vest at no cost to Mr. Bai.

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

A summary of the status of non-vested shares is presented below:

		Weighted Average
		Grant-Date Fair	Aggregate Intrinsic
	Number of shares	value	value

Non-vested at January 1, 2007	482,222	$2.80	$4,021,672
Granted during 2007	—
Vested	(111,111)
Forfeited	—
Non-vested at December 31, 2007	371,111	$2.80	$3,657,872
Granted during 2008	—
Vested	(171,111)	$2.54
Forfeited	(27,507)	$4.47
Non-vested at December 31, 2008	172,493	$4.47	—

Compensation cost of $264,445, $354,964 and $380,509 has been charged against income during the years ended December 31, 2006, 2007 and 2008, respectively, which has been recognized as general and administrative expense. At December 31, 2008, there was total unrecognized compensation cost of $581,849, which is expected to be recognized over a weighted average period of 2.9 years. The total fair value of shares vested during the year ended December 31, 2006, 2007 and 2008 was $166,667, $166,667 and $434,867, respectively.

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

RENESOLA LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Amounts expressed in U.S. dollar unless otherwise stated)

2007 Share Incentive Plan

On September 27, 2007, the Company adopted the ReneSola Ltd 2007 Share Incentive Plan (the “Plan”) that provides for grant of share options, restricted shares and restricted share units to participants, including employees and consultants of the Plan. A maximum of 7,500,000 authorized but unissued shares of the Company have been reserved and allocated to the Plan. The Plan shall be administered by the Compensation Committee of the Board of Directors (the “Committee”).

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

Option to Employees

In October and November 2007, the Company granted 4,450,000 share options to directors, executive officers and other employees with exercise prices of £2.985 ($6.069) to £3.600 ($7.365). In March to June 2008, the Company granted 1,175,000 share options to certain employees with exercise price of £2.340 ($4.679) to £4.610 ($9.178). The Company has used the Black Scholes model to estimate the fair value of the options using the following assumptions:

		Weighted average
	Average risk-free	expected option	Volatility	Dividend
	rate of return	life	rate	yield

Granted in 2007	4.64-5.06%	4.27-4.5 years	72.39-78.06%	0%
Granted in 2008	4.20-4.94%	4.27-4.5 years	81.94-101.38%	0%

A summary of the option activity is as follows:

			Weighted
		Weighted	Average	Aggregate
	Number	Average	Remaining	Intrinsic
	of Options	Exercise Prices	Contractual Life	Value

Options
Outstanding on January 1, 2008	4,450,000	$6.25	4.78 years	$15,778,473
Granted	1,175,000	$6.78	4.49 years

Forfeited	(1,365,000)	$6.75	N/A
Exercised	(40,000)	$6.07	N/A	$(167,240)
Outstanding on December 31, 2008	4,220,000	$6.24	3.91 years	—

Vested or expected to vest at December 31, 2008	3,361,204	$6.22	3.89 years	—

Exercisable at December 31, 2008	779,833	$6.08	3.78 years	—

RENESOLA LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Amounts expressed in U.S. dollar unless otherwise stated)

The weighted average fair value of options granted during the years ended December 31, 2007 and 2008 was $3.80 and $4.54, respectively. The total intrinsic value of options exercised in 2006, 2007 and 2008 was nil, nil, and $167,240, respectively.

The total fair value of options vested for the years ended December 31, 2007 and 2008 was $0.3 million and $3.7 million, respectively.

Compensation cost of $574,101 and $2,706,779 has been charged against income during the year ended December 31, 2007 and 2008, respectively.  As of December 31, 2008, there was $9,533,815 in total unrecognized compensation expense related to unvested share-based compensation arrangements granted under the Plans, which is expected to be recognized over a weighted-average period of 3.91 years.

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

The total contribution was $187,852, $598,072 and $1,576,192 for the years ended December 31, 2006, 2007 and 2008, respectively.

14.     DISTRIBUTION OF PROFIT

As stipulated by the relevant laws and regulations applicable to China’s foreign investment enterprises, the Company’s PRC subsidiaries are required to make appropriations from net income as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) to non distributable reserves which include a general reserve, an enterprise expansion reserve and a staff welfare and bonus reserve. Wholly-owned PRC subsidiaries are not required to make appropriations to the enterprise expansion reserve but appropriations to the general reserve are required to be made at not less than 10% of the profit after tax as determined under PRC GAAP. The staff welfare and bonus reserve is determined by the board of directors.

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

In addition to the general reserve, the Company’s PRC subsidiaries are required to obtain approval from the local PRC government prior to distributing any registered share capital. Accordingly, both the appropriations to general reserve and the registered share capital of the Company’s PRC subsidiaries are considered as restricted net assets amounting to $130,334,416 and $310,118,181 as of December 31, 2007 and 2008, respectively.

RENESOLA LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Amounts expressed in U.S. dollar unless otherwise stated)

15.     EARNINGS PER SHARE

Basic and diluted earnings per share have been calculated as follows:

	Years ended December 31,
	2006	2007	2008
Net income (loss)	$25,300,799	$42,936,291	$(54,906,126)
Interest expense on convertible bonds	—	3,130,895	—
Net income (loss) adjusted for dilutive securities	25,300,799	46,067,186	$(54,906,126)
Weighted-average number of common shares outstanding—basic	80,000,032	100,000,032	127,116,062
Dilutive effect of non-vested shares	122,020	149,256	—
Dilutive effect of convertible bond	—	8,072,192	—
Weighted-average number of common shares outstanding—diluted	80,122,052	108,221,480	127,116,062
Basic earnings (loss) per share	$0.32	$0.43	$(0.43)
Diluted earnings (loss) per share	$0.32	$0.43	$(0.43)

Diluted earnings per share excludes 1,522,562 and 10,830,075 common shares issuable upon the assumed conversion of the convertible debt, share options and restricted shares for the year ended December 31, 2007 and December 31, 2008 respectively, as their effect would have been anti-dilutive.

16.     RELATED PARTY BALANCES AND TRANSACTIONS

(a) Related party balances

Amounts due from related parties are comprised of the following advances for the purchase of raw materials and amounts receivable from the sales of goods:

	At December 31,
	2007	2008
Zhejiang Yuhuan(1)	$—	$439,722
Jiangxi Jingke(2)	3,920,223	—
Desheng(2)	9,461,629	—
Ruiyu Solar(3)	—	17,400
Total	$13,381,852	$457,122
_____________
(1)	Zhejiang Yuhuan Solar Energy Source Co. Ltd. (“Zhejiang Yuhuan”) was controlled by Mr. Xianshou Li.

(2)
The brothers of Mr. Xianshou Li have been the General Manager of Desheng Energy Co., Ltd. (“Desheng”) and Jiangxi Jingke Energy Co., Ltd. (“Jiangxi Jingke”) from 2006 and 2007, respectively. Desheng was formerly named Shangrao Desheng Industrial Co., Ltd.

(3)	Ruiyu Solar Energy Technology Co., Ltd. (“Ruiyu”) is a Hong Kong company wholly-owned by Ms. Xiahe Lian, the wife of Mr. Xianshou Li.

RENESOLA LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Amounts expressed in U.S. dollar unless otherwise stated)

Amounts due to related parties are comprised of short-term advances from the following related parties:

	At December 31,
	2007	2008
Jiangxi Jingke	$—	$11,862,885
Total	$—	$11,862,885

(b) Related party transactions

During the years ended December 31, 2006, 2007 and 2008, related party transactions were as follows:

	Years ended December 31,
	2006	2007	2008
Sale of goods to Newi-Solar GmbH(1)	$825,000	$—	$—
Sale of goods to YCSESC(2)	30,748	—	—
Sale of goods to Desheng	—	—	391,069
Sale of goods to Jiangxi Jingke	—	—	4,268,752
Purchase of raw materials from Desheng	14,148,683	33,764,241	1,931,681
Purchase of raw materials from Jiangxi Jingke	—	14,152,958	79,911,152
Processing service provided to Desheng	—	272,808	23,749
Processing service provided to Jiangxi Jinke	—	—	342,810
Purchase of raw materials from Ruiyu.	—	1,621,656	148,260
Purchase of raw materials from YCSESC	4,140	—	—
Purchase of raw material from Joint Venture	—	—	21,895,160
Loans from Zhejiang Yuhuan	—	110,703	—
Loans to Zhongsheng Steel	—	1,315,100	—
Rent from Zhejiang Yuhuan	—	42,609	62,203
Rent to Zhejiang Yuhuan	—	2,630	2,880
Purchase of office building from Zhejiang Yuhuan	1,295,978	—	—
Purchase of land use right from Zhejiang Yuhuan	334,949	—	—
Total	$16,639,498	$51,282,705	$108,977,716
____________
(1)	Newi-Solar GmbH is a former shareholder of Zhejiang Yuhui.

(2)	Mr. Xianshou Li served as the general manager of Yuhuan County Solar Energy Co., Ltd. (“YCSESC”) from 2002 to 2006.

In May 2006, the Company purchased an office building and land use right (prepaid land use right) from Zhejiang Yuhuan for a consideration of $1,295,978 and $334,949, respectively. The transaction was a transfer of assets between entities under common control, and accordingly, the office building and the land use right have been recorded at their historical costs of $1,008,183 and $292,056, respectively. The excess of fair value over historical cost of $330,688 has been recognized as a deemed distribution to the shareholders.

In April 2006, May 2006, August 2006, February 2007, November 2007 and September 2008, Mr. Xianshou Li and his family individually or jointly provided guarantees of up to RMB30 million ($3.8 million), RMB10.1 million ($1.3 million), RMB85 million ($10.9 million), RMB260 million ($34.6 million), RMB790,000,000 ($108,151,000), and RMB190,000,000 ($27,849,060) respectively, for short-term and long-term borrowings from various domestic banks.

RENESOLA LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Amounts expressed in U.S. dollar unless otherwise stated)

17.      COMMITMENTS AND CONTINGENCIES

a) Capital commitment

As of December 31, 2008, the Company had commitments outstanding for purchase of property, plant and equipment were $254,191,971, of which $248,031,114 and $6,160,857 come due in 2009 and 2010, respectively.

b) Materials purchase commitment

As of December 31, 2008, the Company had entered into certain long-term silicon procurement contracts. The purchase obligations under these contracts are as follows:

USD ('000)
2009	$71,492
2010	10,380
2011	10,710
2012	11,440
Thereafter	—
Total	$104,022

18.     SEGMENT REPORTING

The Company operates in a single reportable business segment which comprises the manufacture and sale of solar wafers and related products. The chief operating decision maker is the chief executive officer of the Company.

The following table summarizes the Company’s revenues generated from each product:

	Years ended December 31,
	2006	2007	2008
Solar wafers	$56,219,065	$226,551,933	$555,896,880
Service revenue from tolling arrangement	5,855,423	17,690,829	89,991,568
Solar modules	2,176,052	—	—
Ingots	13,764,391	1,255,204	561,305
Solar cells	2,840,013	—	8,863,894
Other materials	3,515,735	3,475,119	15,052,457
Total	$84,370,679	$248,973,085	$670,366,104

RENESOLA LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Amounts expressed in U.S. dollar unless otherwise stated)

The following table summarizes the Company’s revenues generated from different geographic locations:

	Years ended December 31,
	2006	2007	2008

Mainland China	$56,591,411	$155,015,367	$378,009,316
Singapore	—	—	168,158,640
Taiwan	14,705,505	71,680,746	48,383,710
Hongkong	—	—	29,915,181
Korea	6,942,451	8,184,505	1,864,185
India	1,542,523	6,837,083	1,783,547
Other Asia countries	—	406,078	5,568
Asia Total	79,781,890	242,123,779	628,120,147
Germany	1,989,815	56,813	37,382,099
America	675,390	6,743,784	50,695
Others	1,923,584	48,709	4,813,163
Total	$84,370,679	$248,973,085	$670,366,104

Substantially all of the Company’s long-lived assets are located in Mainland China.

Major customers

Details of the customers accounting for 10% or more of total net revenues were as follows:

	Years ended December 31,
	2006	2007	2008
Customer A	$10,535,442	—	—
Customer B	$15,668,985	$80,934,059	$214,678,754
Customer C	$9,277,442	$58,619,948	*
Customer D	*	$30,800,918	*
Customer E	*	*	$70,785,293
____________
*  Less than 10%

19.    SUBSEQUENT EVENTS

In May 2009, the Company repurchased a portion of its outstanding Convertible Bonds with an aggregate principal amount of RMB270 million (approximately $39.5 million) for a total consideration of approximately RMB186 million (approximately $27.3 million). The total consideration was paid approximately 73% by cash and 27% by shares.

On May 20, 2009, Zhejiang Yuhui entered into an agreement to acquire the entire equity interest in Wuxi Jiacheng Solar Energy Technology Co. ("JC Solar"). The total consideration for the acquisition was RMB140.3 million ($20.5 million) payable in cash. JC Solar is located in the Yixing Economic Development Zone of Wuxi City, Jiangsu, and is an established cell and module manufacturer.

SCHEDULE 1—RENESOLA LTD CONDENSED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2008
(Amounts expressed in U.S. dollars)

RENESOLA LTD
BALANCE SHEETS

	As of December 31,
	2007	2008
ASSETS
Current assets:
Cash and cash equivalents	$2,558,422	$1,527,743
Advances to suppliers	—	—
Amounts due from subsidiaries	28,812,233	97,555,789
Dividend receivable	22,246,265	12,016,526
Prepaid expenses	2,803,814	—
Total current assets	56,420,734	111,100,058
Investment in subsidiaries	197,210,359	418,857,627
Deferred convertible bond issue costs	3,335,681	1,969,520
Total assets	$256,966,774	$531,927,205
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Amounts due to subsidiaries	$107,538	$6,270,445
Other current liabilities .	2,672,072	1,998,472
Total current liabilities	2,779,610	8,268,917
Convertible bonds	128,264,791	138,904,102
Other liabilities	—	1,250,494
Income tax payable	213,716	1,695,291

Total liabilities	131,258,117	150,118,804
Shareholders’ equity:
Issued capital	36,265,997	330,665,587
Additional paid in capital	14,826,696	17,769,228
Retained earnings	66,200,488	11,294,362
Accumulated other comprehensive income (loss)	8,415,476	22,079,224
Total shareholders’ equity	125,708,657	381,808,401
Total liabilities and shareholders’ equity	$256,966,774	$531,927,205

SCHEDULE 1—RENESOLA LTD CONDENSED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 and 2008
(Amounts expressed in U.S. dollars)

RENESOLA LTD
STATEMENTS OF OPERATIONS

	Years ended December 31,
	2006	2007	2008
Net revenues—Product sales	$—	$4,152,169	$—
Cost of revenues—Product sales	—	4,272,648	184,246
Gross deficit	—	(120,479)	(184,246)
Operating expenses:
Sales and marketing	—	98,043	54,835
General and administrative	1,334,774	2,526,175	5,635,115
Research and development	—	—	44,184
Other general income	—	(79,722)	(136,492)
Total operating expenses	1,334,774	2,544,496	5,597,642
Loss from operations	(1,334,774)	(2,664,975)	(5,781,888)
Non operating income:
Interest income	239,779	1,588,800	766,470
Interest expense	—	(3,130,895)	(4,480,836)
Foreign exchange gain (loss)	749,765	(2,949,377)	(2,834,876)
Total non-operating income (loss)	989,544	(4,491,472)	(6,549,242)
Income (loss) before income taxes and equity in earnings of subsidiaries.	(345,230)	(7,156,447)	(12,331,130)
Income tax expense	—	(205,302)	(1,439,880)
Equity in earnings (losses) of subsidiaries	25,646,029	50,298,040	(41,135,116)
Net income (loss)	$25,300,799	$42,936,291	$(54,906,126)

SCHEDULE 1—RENESOLA LTD CONDENSED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 and 2008
(Amounts expressed in U.S. dollars)

RENESOLA LTD
STATEMENTS OF CASH FLOWS

	Years ended December 31,
	2006	2007	2008
Net income (loss)	$25,300,799	$42,936,291	$(54,906,126)
Equity in (earnings) losses of subsidiaries	(25,646,029)	(50,298,040)	41,135,116
Adjustments to reconcile net income to net cash used in operating activities:
Amortization of deferred convertible bond issue costs and premium	—	2,180,970	3,121,333
Share-based compensation	264,445	929,065	3,087,288

Changes in operating assets and liabilities:
Advances to suppliers	(4,224,400)	4,235,438	20,858,767
Amount due from subsidiaries	—	(28,705,332)	(54,905,783)
Prepaid expenses and other current assets	—	(2,693,423)	—
Accounts payable	26,102	26,804	—
Amount due to subsidiaries	975,300	(935,068)	1,888,412
Other liabilities	280,553	2,484,064	593,394
Other long-term liability	—	—	1,228,432
Net cash used in operating activities	(3,023,230)	(29,892,839)	(37,899,167)
Investing activities:
Investment in subsidiaries	(39,000,016)	(88,499,985)	(267,995,000)
Proceeds from disposal of investment	—	—	6,335,472
Net cash used in investing activities	(39,000,016)	(88,499,985)	(261,659,528)
Financing activities:
Proceeds from issuance of common shares	50,000,000	—	315,779,030
Share issuance costs	(3,734,000)	—	(21,524,196)
Net proceeds from bond issued	—	115,770,501	—
Distribution in respect of reorganization	(2,878,000)	—	—
Net cash provided by financing activities	43,388,000	115,770,501	294,254,834
Effect of exchange rate changes	—	3,815,991	4,273,182
Net increase (decrease) in cash and cash equivalents	1,364,754	1,193,668	(1,030,679)
Cash and cash equivalents, beginning of year	—	1,364,754	2,558,422
Cash and cash equivalents, end of year	$1,364,754	$2,558,422	$1,527,743

Supplemental schedule of non-cash investing and financing activities:
Dividend receivable from subsidiary	$—	$22,246,265	$12,016,526

SCHEDULE 1—RENESOLA LTD CONDENSED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 and 2008
(Amounts expressed in U.S. dollars)

Note to Schedule 1

Schedule I has been provided pursuant to the requirements of Rule 12-04(a) and 5-04(c) of Regulation S-X, which require condensed financial information as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.