Form 20-F/A
period 2008-12-31
ReneSola Ltd
filed 2009-07-14
CIK 1417892

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A
AMENDMENT NO. 1

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
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

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes ☐     No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☒     No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T(§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes ☐     No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one):

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.  Yes ☐     No ☐

EXPLANATORY NOTE

This Amendment No. 1 to Form 20-F is being filed solely to: (1) amend in the annual report on Form 20-F for the fiscal year ended December 31, 2008 filed by ReneSola Ltd (the “Company”) on June 10, 2009 (the “Form 20-F”) a footnote to Exhibits 4.26, 4.28 and 4.29 in the exhibit index in Item 19, and (2) re-file Exhibits 4.26, 4.28 and 4.29 for which the Company has submitted a confidential treatment request to the Securities and Exchange Commission (the “SEC”). In response to a comment received from the Staff of the SEC following a review of the Company’s confidential treatment request, the footnote to Exhibits 4.26, 4.28 and 4.29 in the exhibit index in Item 19 and Exhibits 4.26, 4.28 and 4.29 are being amended to reflect the change of reference from Rule 406 under the Securities Act of 1933 to Rule 24b-2 under the Securities Exchange Act of 1934. In addition, in response to the comments from the Staff of the SEC, the portions of Exhibit 4.28 for which the Company seeks confidential treatment are revised. Exhibits 4.26, 4.28 and 4.29 to this Amendment No. 1 to Form 20-F supersede and replace the corresponding exhibits originally filed with the Form 20-F.

We are including in this Amendment No. 1 currently-dated certifications by our principal executive officer and our principal financial officer. This Amendment No. 1 to Form 20-F speaks as of the date of the initial filing of the Form 20-F, except for the certifications referenced above. Other than as described above, this Amendment No. 1 to Form 20-F does not, and does not purport to, amend, update or restate the information in the Form 20-F or reflect any events that have occurred after the Form 20-F was filed.

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

4.1††	2007 Share Incentive Plan, amended and restated as of January 21, 2009
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

4.4††	Employment Contract between the Registrant and Charles Xiaoshu Bai dated as of June 10, 2009
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

4.7††	Employment Contract between the Registrant and Julia Jiyan Xu dated as of March 2, 2009
4.8††	Employment Contract between the Registrant and Wang Mingde dated as of November 17, 2008
4.9
English Translation of Form of Guarantee Contract among Bank of China, Xiahe Lian and Xianshou Li (incorporated by reference to Exhibit 10.16 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

4.10
English translation of Share Entrustment Agreement among Xianshou Li, Yuncai Wu, Xiangjun Dong and Zhengmin Lian dated as of May 2, 2006 as well as Supplemental Agreement in July 2007 (incorporated by reference to Exhibit 10.27 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

4.11
Trust Deed between the Registrant and DB Trustees (Hong Kong) Limited dated as of March 26, 2007 (incorporated by reference to Exhibit 10.28 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

4.12
Paying and Conversion Agency Agreement among the Registrant, Deutsche Bank AG, Hong Kong Branch, Deutsche Bank Luxembourg S. A. and DB Trustees (Hong Kong) Limited dated as of March 26, 2007 (incorporated by reference to Exhibit 10.29 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

4.13
English Translation of Cooperation Agreement between the Registrant and Linzhou Zhongsheng Steel Co., Ltd. dated as of August 3, 2007 (incorporated by reference to Exhibit 10.30 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

4.14
English Translation of Equity Joint Venture Contract between the Registrant and Linzhou Zhongsheng Steel Co., Ltd. dated as of August 3, 2007 (incorporated by reference to Exhibit 10.31 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

4.15
English Translation of Purchase Contract between Wuxi Suntech Power Co., Ltd. And Zhejiang Yuhui Solar Energy Source Co, Ltd. dated as of September 30, 2007 (incorporated by reference to Exhibit 10.32 from our F-1 registration statement (File No. 333¬151315), as amended, initially filed with the Commission on May 30, 2008)

4.16
English Translation of Lease Agreement between Zhejiang Yuhuan and Zhejiang Yuhui Solar Energy Source Co, Ltd. dated as of October 5, 2007 (incorporated by reference to Exhibit 10.33 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

4.17
English Translation of Polysilicon Supply Contract between Sichuan Yongxiang Polysilicon Co., Ltd. and Zhejiang Yuhui Energy Source Co, Ltd. dated as of October 16, 2007 (incorporated by reference to Exhibit 10.34 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

4.18
Equipment Supply and Purchase Contract between Sichuan Renesola Silicon Material Co., Ltd. and Chemical Equipment Engineering Limited dated as of September 27, 2007 (incorporated by reference to Exhibit 10.35 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

4.19
English Translation of Polysilicon Purchase and Sales Contract between Daqo New Material Co., Ltd. and Zhejiang Yuhui Solar energy Source Co., Ltd. dated as of October 31, 2007 (incorporated by reference to Exhibit 10.39 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

4.20
English Translation of Products Purchase and Sales Contract between Jingao Solar Co., Ltd. and Zhejiang Yuhui Solar Energy Source Co., Ltd. dated as of December 13, 2007 (incorporated by reference to Exhibit 10.40 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

Exhibit Number	Description of Document
4.21
English Translation of Loan Contract between Bank of China and Zhejiang Yuhui Solar Energy Source Co., Ltd. dated as of January 2, 2008 (incorporated by reference to Exhibit 10.41 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008

4.22
Contract between ALD Vacuum Technologies GmbH and Zhejiang Yuhui Solar Energy Source Co., Ltd. dated as of January 22, 2008 (incorporated by reference to Exhibit 10.42 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

4.23
Equipment Supply and Purchase Contract between Sichuan Renesola Silicon Material Co., Ltd. and Chemical Equipment Engineering Limited dated as of February 5, 2008 (incorporated by reference to Exhibit 10.43 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

4.24
English Translation of Supplemental Equipment Purchase and Sales Contract between Shanghai Hanhong Precision Machinery Co., Ltd. and Zhejiang Yuhui Solar Energy Co., Ltd. dated as of February 15, 2008 (incorporated by reference to Exhibit 10.44 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

4.25
English Translation of Liability Transfer Agreement between Desheng Solar Energy Co., Ltd., Jiangxi Jingke Solar Energy Co., Ltd. and Zhejiang Yuhui Solar Energy Source Co., Ltd. dated as of May 28, 2008 (incorporated by reference to Exhibit 10.45 from our F¬1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

4.26*†	English Translation of Loan Agreement between Sichuan ReneSola Silicon Material Co., Ltd. and Bank of Construction dated as of January 24, 2009
4.27††	English Translation of Guarantee Contract among China Construction Bank, Xiahe Lian and Xianshou Li date as of January 24, 2009
4.28*†	Contract between ALD Vacuum Technologies GmbH and Zhejiang Yuhui Solar Energy Source Co., Ltd. dated as of July 15, 2008
4.29*†	Contract between BP Solar International Inc. and Renesola Singapore Pte., Ltd. dated as of January 19, 2009
8.1††	Subsidiaries of the registrant
11.1
Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1††	Consent of Harney Westwood & Riegels
15.2††	Consent of Haiwen & Partners
15.3††	Consent of Deloitte Touche Tohmatsu CPA Ltd.
_________
*	Filed herewith.
†
Confidential treatment is being requested with respect to portions of these exhibits and such confidential treatment portions have been deleted and replaced with “****” and filed separately with the Securities and Exchange Commission pursuant to Rule 24b-2 under the Securities Exchange Act of 1934.

††	Previously filed with the Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ReneSola Ltd

By:	/s/ Xianshou Li
Name:	Xianshou Li
Title:	Director and Chief Executive Officer

Date:  July 14, 2009

EXHIBIT INDEX

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

4.1††	2007 Share Incentive Plan, amended and restated as of January 21, 2009
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

4.4††	Employment Contract between the Registrant and Charles Xiaoshu Bai dated as of June 10, 2009
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

Exhibit Number	Description of Document
4.7††	Employment Contract between the Registrant and Julia Jiyan Xu dated as of March 2, 2009
4.8††	Employment Contract between the Registrant and Wang Mingde dated as of November 17, 2008
4.9
English Translation of Form of Guarantee Contract among Bank of China, Xiahe Lian and Xianshou Li (incorporated by reference to Exhibit 10.16 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

4.10
English translation of Share Entrustment Agreement among Xianshou Li, Yuncai Wu, Xiangjun Dong and Zhengmin Lian dated as of May 2, 2006 as well as Supplemental Agreement in July 2007 (incorporated by reference to Exhibit 10.27 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

4.11
Trust Deed between the Registrant and DB Trustees (Hong Kong) Limited dated as of March 26, 2007 (incorporated by reference to Exhibit 10.28 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

4.12
Paying and Conversion Agency Agreement among the Registrant, Deutsche Bank AG, Hong Kong Branch, Deutsche Bank Luxembourg S. A. and DB Trustees (Hong Kong) Limited dated as of March 26, 2007 (incorporated by reference to Exhibit 10.29 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

4.13
English Translation of Cooperation Agreement between the Registrant and Linzhou Zhongsheng Steel Co., Ltd. dated as of August 3, 2007 (incorporated by reference to Exhibit 10.30 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

4.14
English Translation of Equity Joint Venture Contract between the Registrant and Linzhou Zhongsheng Steel Co., Ltd. dated as of August 3, 2007 (incorporated by reference to Exhibit 10.31 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

4.15
English Translation of Purchase Contract between Wuxi Suntech Power Co., Ltd. And Zhejiang Yuhui Solar Energy Source Co, Ltd. dated as of September 30, 2007 (incorporated by reference to Exhibit 10.32 from our F-1 registration statement (File No. 333¬151315), as amended, initially filed with the Commission on May 30, 2008)

4.16
English Translation of Lease Agreement between Zhejiang Yuhuan and Zhejiang Yuhui Solar Energy Source Co, Ltd. dated as of October 5, 2007 (incorporated by reference to Exhibit 10.33 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

4.17
English Translation of Polysilicon Supply Contract between Sichuan Yongxiang Polysilicon Co., Ltd. and Zhejiang Yuhui Energy Source Co, Ltd. dated as of October 16, 2007 (incorporated by reference to Exhibit 10.34 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

4.18
Equipment Supply and Purchase Contract between Sichuan Renesola Silicon Material Co., Ltd. and Chemical Equipment Engineering Limited dated as of September 27, 2007 (incorporated by reference to Exhibit 10.35 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

4.19
English Translation of Polysilicon Purchase and Sales Contract between Daqo New Material Co., Ltd. and Zhejiang Yuhui Solar energy Source Co., Ltd. dated as of October 31, 2007 (incorporated by reference to Exhibit 10.39 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

4.20
English Translation of Products Purchase and Sales Contract between Jingao Solar Co., Ltd. and Zhejiang Yuhui Solar Energy Source Co., Ltd. dated as of December 13, 2007 (incorporated by reference to Exhibit 10.40 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

Exhibit Number	Description of Document
4.21
English Translation of Loan Contract between Bank of China and Zhejiang Yuhui Solar Energy Source Co., Ltd. dated as of January 2, 2008 (incorporated by reference to Exhibit 10.41 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008

4.22
Contract between ALD Vacuum Technologies GmbH and Zhejiang Yuhui Solar Energy Source Co., Ltd. dated as of January 22, 2008 (incorporated by reference to Exhibit 10.42 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

4.23
Equipment Supply and Purchase Contract between Sichuan Renesola Silicon Material Co., Ltd. and Chemical Equipment Engineering Limited dated as of February 5, 2008 (incorporated by reference to Exhibit 10.43 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

4.24
English Translation of Supplemental Equipment Purchase and Sales Contract between Shanghai Hanhong Precision Machinery Co., Ltd. and Zhejiang Yuhui Solar Energy Co., Ltd. dated as of February 15, 2008 (incorporated by reference to Exhibit 10.44 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

4.25
English Translation of Liability Transfer Agreement between Desheng Solar Energy Co., Ltd., Jiangxi Jingke Solar Energy Co., Ltd. and Zhejiang Yuhui Solar Energy Source Co., Ltd. dated as of May 28, 2008 (incorporated by reference to Exhibit 10.45 from our F¬1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

4.26*†	English Translation of Loan Agreement between Sichuan ReneSola Silicon Material Co., Ltd. and Bank of Construction dated as of January 24, 2009
4.27††	English Translation of Guarantee Contract among China Construction Bank, Xiahe Lian and Xianshou Li date as of January 24, 2009
4.28*†	Contract between ALD Vacuum Technologies GmbH and Zhejiang Yuhui Solar Energy Source Co., Ltd. dated as of July 15, 2008
4.29*†	Contract between BP Solar International Inc. and Renesola Singapore Pte., Ltd. dated as of January 19, 2009
8.1††	Subsidiaries of the registrant
11.1
Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1††	Consent of Harney Westwood & Riegels
15.2††	Consent of Haiwen & Partners
15.3††	Consent of Deloitte Touche Tohmatsu CPA Ltd.
_________
*	Filed herewith.
†
Confidential treatment is being requested with respect to portions of these exhibits and such confidential treatment portions have been deleted and replaced with “****” and filed separately with the Securities and Exchange Commission pursuant to Rule 24b-2 under the Securities Exchange Act of 1934.

††	Previously filed with the Annual Report on Form 20-F.