Form 20-F
period 2009-12-31
ReneSola Ltd
filed 2010-06-07
CIK 1417892

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009.

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

Julia Xu, Chief Financial Officer

No. 8 Baoqun Road

Yaozhuang County

Jiashan Town

Zhejiang Province 314117

People’s Republic of China

Tel: +86-573-8477-3372

Fax: +86-573-8477-3383

E-mail: julia.xu@renesola.com

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

None
(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 172,624,912 shares, no par value per share, as of December 31, 2009.

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

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report on Form 20-F only, Taiwan, and the special administrative regions of Hong Kong and Macau;

•

all references to “RMB” or “Renminbi” refer to the legal currency of China; all references to “$,” “dollars” and “U.S. dollars” refer to the legal currency of the United States; all references to “£” and “pounds sterling” refer to the legal currency of the United Kingdom; all references to “euro” refer to the official currency of the European Union and the currency that is used in certain of its member states;

•	“ADSs” refers to our American depositary shares, each of which represents two shares, and “ADRs” refers to the American depositary receipts that evidence our ADSs; and

•	“shares” refers to our shares with no par value.

All discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

Consistent with industry practice, we measure our solar wafer manufacturing capacity and production output in watts, or W, or mega watts, or MW, representing 1,000,000 watts, of power-generating capacity. We believe MW is a more appropriate unit to measure our manufacturing capacity and production output compared to pieces of wafers, as our solar wafers differ in size, thickness, power output and conversion efficiency. Furthermore, we manufacture both monocrystalline and multicrystalline wafers, and solar cells using these two types of wafers have different conversion efficiencies. Even though we have achieved, as of December 31, 2009, conversion efficiency rates of 17.4% and 16.0% for solar cells using our monocrystalline and multicrystalline wafers, respectively, in the past and for the purpose of this annual report, we have assumed an average conversion efficiency rate of 16.0% and 15.0% for solar cells using our monocrystalline wafers and multicrystalline wafers, respectively. Based on the conversion efficiency above, we assume that each 125 millimeters, or mm, by 125 mm, monocrystalline wafer we produce can generate approximately 2.4 W of power and each 156 mm by 156 mm monocrystalline wafer we produce can generate approximately 3.9 W of power. We also assume that each 156 mm by 156 mm multicrystalline wafer we produce can generate approximately 3.7 W of power based on the conversion efficiency above. As we have already achieved conversion efficiency of 17.4% and 16.0%, respectively, effective January 1, 2010, we assume that each 125 mm by 125 mm monocrystalline wafer we produce can generate approximately 2.6 W of power and each 156 mm by 156 mm monocrystalline wafer we produce can generate approximately 4.2 W of power. We also assume that each 156 mm by 156 mm multicrystalline wafer we produce can generate approximately 3.9 W of power based on the conversion efficiency above. Assumption of power generation from each wafer may change in the future. We also measure our ingot manufacturing capacity and production output in MW according to the solar wafers in MW that our current manufacturing processes generally yield.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2007, 2008 and 2009.

This annual report contains translations of certain Renminbi amounts into U.S. dollars at the rate of RMB6.8259 to $1.00, the noon buying rate in effect on December 31, 2009 in New York City for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. We make no representation that the Renminbi or dollar amounts referred to in this annual report on Form 20-F could have been or could be converted into dollars or Renminbi, as the case may be, at any particular rate or at all. See “Item 3. Key Information—D. Risk Factors—Risk Related to Doing Business in China—Fluctuations in exchange rates may have a material adverse effect on your investment.” On May 28, 2010, the noon buying rate was RMB6.8305 to US$1.00.

Unless otherwise noted, all translations from pounds sterling to U.S. dollars and from U.S. dollars to pounds sterling in this annual report were made at a rate of £1.00 to $1.6167, the noon buying rate in effect on December 31, 2009 in New York City for cable transfers of pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York. We make no representation that any pounds sterling or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or pounds sterling, as the case may be, at any particular rate or at all. On May 28, 2010, the noon buying rate was £1.00 to $1.4492.

We and certain selling shareholders of our company completed an initial public offering of 10,000,000 ADSs on January 29, 2008 and listed our ADSs on the New York Stock Exchange, or the NYSE, under the symbol “SOL.” On June 23, 2008, we completed a follow-on public offering of 10,350,000 ADSs sold by us and certain selling shareholders. During 2009, we repurchased RMB713.9 million ($104.6 million) aggregate principal amount of our RMB928,700,000 U.S. dollar Settled 1.0% Convertible Bonds due March 26, 2012 using a combination of $84.1 million in cash and the issuance of 4,000,000 shares. On October 5, 2009, we completed a follow-on public offering of 15,500,000 ADSs sold by us. Our shares are also currently traded on the Alternative Investment Market of the London Stock Exchange, or the AIM.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

A. Selected Financial Data

Our Selected Consolidated Financial Data

The following selected consolidated statements of income data for the years ended December 31, 2007, 2008 and 2009 and the selected consolidated balance sheet data as of December 31, 2007, 2008 and 2009 are derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statements of income data for the years ended December 31, 2005 and 2006 and the consolidated balance sheet data as of December 31, 2005 and 2006 are derived from our audited consolidated financial statements, which are not included in this annual report. The selected consolidated condensed financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP, and reflect our current corporate structure as if it has been in existence throughout the relevant periods. The historical results are not necessarily indicative of results to be expected in any future period.

	For the Year Ended December 31,
	2005	2006	2007	2008	2009
	(in thousands, except percentage, share and per share data)
Consolidated Statement of Income Data
Net revenues:
Product sales	$5,088	$78,515	$231,282	$580,375	$488,508
Processing services	—	5,856	17,691	89,991	21,897

Total net revenues	5,088	84,371	248,973	670,366	510,405

Cost of revenues:
Product sales	(3,677)	(57,141)	(184,292)	(631,677)	(541,570)
Processing services	—	(2,505)	(11,185)	(52,999)	(12,037)

Total cost of revenues	(3,677)	(59,646)	(195,477)	(684,676)	(553,607)

Gross profit (loss)	1,411	24,725	53,496	(14,310)	(43,202)

Operating expenses:
Sales and marketing expenses	(210)	(335)	(584)	(620)	(5,399)
General and administrative expenses	(356)	(2,285)	(8,754)	(23,194)	(29,084)
Research and development expenses	—	(39)	(1,143)	(9,713)	(14,507)
Impairment loss on property, plant and equipment	—	—	—	(763)	—
Other operating (expenses) income	(243)	169	418	84	1,634

Total operating expenses	(809)	(2,490)	(10,063)	(34,206)	(47,356)

Income (loss) from operations	602	22,235	43,433	(48,516)	(90,558)

	For the Year Ended December 31,
	2005	2006	2007	2008	2009
	(in thousands, except percentage, share and per share data)
Non-operating (expenses) income:
Interest income	1	312	1,934	1,783	1,716
Interest expense	(27)	(331)	(4,512)	(11,869)	(17,122)
Foreign exchange (loss) gain	(2)	364	(4,047)	(3,097)	(1,433)
Gain on repurchase of convertible bonds	—	—	—	—	7,995
Other-than-temporary impairment loss on available-for-sale investment	—	—	—	—	(13,367)

Total non-operating (expenses) income	(28)	345	(6,625)	(13,183)	(22,211)

Income (loss) before income tax, noncontrolling interests and equity in earnings (loss) of investee	574	22,580	36,808	(61,699)	(112,769)
Income tax benefit (expenses)	617	2,721	6,155	2,420	41,156
Equity in earnings (loss) of investee, net of tax	—	—	—	5,175	(291)

Net income (loss)	1,191	25,301	42,963	(54,104)	(71,904)
Net loss attributable to noncontrolling interests	—	—	(27)	(802)	—

Net income (loss) attributable to holders of common shares	$1,191	$25,301	$42,936	$(54,906)	$(71,904)

Earnings (loss) per share(1):
Basic	$0.02	$0.32	$0.43	$(0.43)	$(0.49)
Diluted	$0.02	$0.32	$0.43	$(0.43)	$(0.49)
Earnings (loss) per ADS:
Basic	$0.04	$0.63	$0.86	$(0.86)	$(0.98)
Diluted	$0.04	$0.63	$0.86	$(0.86)	$(0.98)
Weighted average number of shares used in computing earnings per share(1):
Basic	66,666,699	80,000,032	100,000,032	127,116,062	147,553,679
Diluted	66,666,699	80,122,052	108,221,480	127,116,062	147,553,679
Other Consolidated Financial Data
Gross margin	27.7%	29.3%	21.5%	(2.1)%	(8.5)%
Operating margin	11.8%	26.4%	17.4%	(7.2)%	(17.7)%
Net margin	23.4%	30.0%	17.2%	(8.2)%	(14.1)%
Selected Consolidated Operating Data
Solar products shipped (in MW)(2)	1.8	39.5	124.5	350.1	526.6
Total solar wafers shipped (in MW)(3)	0.01	26.0	98.6	227.9	468.1
Average wafer selling price ($/W)(4)	$1.55	$2.16	$2.30	$2.52	$0.91

(1)	2005 and 2006 shares and per share data are presented to give retrospective effect to our reorganization in 2006.
(2)	Includes solar ingots, wafers, cells and modules shipped, as well as solar wafers and modules shipped from processing services.
(3)	Excludes solar wafers shipped from processing services.
(4)	Calculated based on net revenues attributable to solar wafer shipped divided by the amount of solar wafers shipped during such period (excluding processing services).

	As of December 31,
	2005	2006	2007	2008	2009
	(in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	$404	$9,862	$53,137	$112,334	$106,808
Inventories	3,233	44,775	110,630	193,036	137,844
Advances to suppliers—current	1,151	16,952	53,727	36,991	12,092
Total current assets	6,769	89,365	263,241	440,134	480,224
Property, plant and equipment, net	2,426	19,908	136,598	341,427	702,816
Advances for purchases of property, plant and equipment	54	14,957	29,648	161,705	20,840
Advances to suppliers over one year	—	—	—	45,729	8,072
Total assets	10,059	128,586	440,609	1,007,788	1,284,829
Short-term borrowings	712	14,675	71,691	191,987	358,634
Advances from customers—current	4,495	34,452	59,626	49,284	53,852
Total current liabilities	7,316	55,982	158,376	333,137	609,851
Total equity
Common shares (no par value; 125,000,000, 125,000,000, 125,000,000, 250,000,000 and 250,000,000 shares authorized at December 31, 2005, 2006, 2007, 2008 and 2009, respectively; 66,666,699, 100,000,032,100,000,032, 137,624,912 and 172,624,912 shares issued and outstanding at December 31, 2005, 2006, 2007, 2008 and 2009, respectively)	2,703	72,541	125,708	382,087	396,263
Total liabilities and equity	$10,059	$128,586	$440,609	$1,007,788	$1,284,829

B. Capitalization and Indebtedness

Not Applicable.

C. Reasons for the Offer and Use of Proceeds

Not Applicable.

D. Risk Factors

Risks Related To Our Business

Turbulence in global financial markets and economies may adversely affect the solar industry, the demand for our products, and our operating results, financial condition and liquidity.

The demand for solar power products is influenced by macroeconomic factors such as the worldwide credit crisis, the supply and the prices of other energy products, such as oil, coal and natural gas, as well as government regulations and policies concerning the electric utility industry. A decrease in prices of fossil fuels, for example, could reduce demand for alternative forms of energy, such as solar energy. We are affected by the solar power market and industry trends. In the first half of 2009, the global solar power industry experienced weak demand as a result of turbulence in global economic conditions. Global economic, capital markets and credit disruptions resulted in slower investments in new installation projects that make use of solar power products. As a result, solar projects in numerous global markets were delayed.

There may still be great uncertainties in the global credit and lending environment. If the demand for solar products significantly deteriorates due to these macroeconomic effects, and if the turbulence in the international financial markets and economies continues, our liquidity and financial condition, including our ability to refinance maturing liabilities and access the capital markets to meet liquidity needs, and the liquidity and financial condition of our customers may be adversely affected. This would delay and lengthen our cash collection cycles and negatively impact our operating results. Additionally, our stock price could decrease if investors have concerns that our business, financial condition and results of operations will be negatively impacted by a global economic downturn.

Any continued substantial downward pressure on the prices of our products will exert a negative impact on our revenues and profitability.

Our solar product prices are based on a variety of factors, including global supply and demand, our in-house polysilicon production and procured polysilicon costs, the quality of our products and the terms of our customer contracts, including sales volumes and the terms on which certain customers supply us with polysilicon. As the solar power industry is expected to be increasingly competitive, we expect there to be continued downward pressure on pricing along the solar power value chain in the next few years due to excess supply and price reductions across the supply chain. In addition, the planned expansion and any aggressive expansion of manufacturing capacity in the future by us and our competitors may result in significant excess capacity in the solar products and, as a result, prices may further decline and our utilization rate may decrease.

Since late 2008, the global supply of solar power products exceeded market demand due to excess production capacity and weak demand associated with the global economic downturn, which contributed to a decline in the average selling price of solar wafers and other solar products. If these market trends continue and the prices of our product continue to decline, or we are unable to lower our costs in line with the price declines, whether through increasing manufacturing efficiency, securing feedstock and consumable supplies at lower costs or technological advances, our revenues and profitability would be materially and adversely affected.

Volatility in polysilicon prices may adversely affect our net income and results of operations.

Polysilicon is an essential raw material in the production of our solar wafers. In the past few years, there was an industry-wide shortage of polysilicon, primarily due to the growing demand for solar power products and limited supply of polysilicon, which resulted in increasing prices of polysilicon under both long-term supply contracts and on the spot market until the beginning of the fourth quarter of 2008. Since late 2008, there has been an industry-wide excess supply of polysilicon, primarily due to increased supply from both existing polysilicon manufacturers and new entrants and weakened demand from the end market. These factors resulted in a short-term inventory build-up along the solar power value chain and polysilicon spot prices have fallen significantly since late 2008. As a result of the significant decline in the market price and value of polysilicon feedstock, work-in-progress and finished solar wafers, in the fourth quarter of 2008, we recorded a $137.0 million non-cash reserve charge on inventory. In 2009, we recorded another $71.3 million inventory write-down against the net realizable value of inventories. As a result, our gross margin dropped from 21.5% in 2007 to negative 2.1% in 2008 and negative 8.5% in 2009. If the price of polysilicon and our finished products continues to decrease, we may be exposed to further inventory write-downs on a net realizable value basis, which may have a material adverse effect on our results of operations.

Our dependence on a limited number of third-party suppliers for key manufacturing equipment could prevent us from the timely fulfillment of customer orders and successful execution of our expansion plan.

We rely on a limited number of equipment suppliers for some of our principal manufacturing equipment and spare parts, including wire saws that we use to slice ingots into wafers. Our major equipment suppliers include ALD Vacuum Technologies GmbH, Komatsu NTC Ltd., HCT Shaping Systems SA, Meyer Burger AG and Semilab Semiconductor Physics Laboratory Co., Ltd. These suppliers have supplied most of our current equipment and spare parts, and we expect to rely on them to provide a substantial portion of the manufacturing equipment and spare parts contemplated in our expansion program. Due to high demand for these suppliers’

products and services, we have experienced, and may continue to experience, delays in the delivery of such equipment or the provision of technical support. If we fail to develop new relationships or maintain existing relationships with equipment and spare suppliers, or should any of our major equipment and spare suppliers encounter difficulties in the manufacturing or shipment of its equipment or spare parts to us, including due to natural disasters or otherwise, it will be difficult for us to find alternative providers for such equipment or spare parts on a timely basis or on commercially reasonable terms. As a result, the implementation of our expansion plan may be interrupted and our production may be adversely impacted.

Our future capacity expansion will utilize equipment with a customized design that will be contract manufactured by a new supplier, which subject us to a number of risks.

Historically we have purchased all of our multicrystalline furnaces from foreign equipment suppliers. We have been collaborating with a domestic equipment maker in China for the first time to design a customized multicrystalline furnace. We have spent considerable resources on the design and manufacture of these furnaces. However, we cannot assure you that the designs provided by us will achieve satisfactory results or that the equipment maker will be able to manufacture and deliver to us the substantial number of multicrystalline furnaces required in a timely manner or with the quality and parameters meeting our requirements. Problems with quality or performance of the equipment or with timely delivery will negatively impact our announced expansion plans and result in the failure to grow our revenues or reduce our manufacturing costs as originally intended. Problems with quality or performance of our products as a result of poor equipment performance or failure could result in losses and adversely affect our results of operations and reputation.

We may be exposed to infringement or misappropriation claims by third parties which, if determined adversely to us, could cause us to pay significant damage awards.

Our success depends largely on our ability to use and develop our technology and know-how without infringing the intellectual property rights of third parties. The validity and scope of claims relating to solar power technology patents involve complex scientific, legal and factual questions and analysis and, therefore, may be highly uncertain. We may be subject to litigation involving claims of patent infringement or violation of intellectual property rights of third parties. For example, we cannot assure you that any equipment we design either by modifying existing units or producing new units will not infringe the intellectual property rights of third parties. The defense and prosecution of intellectual property suits, patent opposition proceedings and related legal and administrative proceedings can be both costly and time-consuming and may significantly divert the efforts and resources of our technical and management personnel. An adverse determination in any such litigation or proceedings against us could subject us to significant liabilities to third parties, including requiring us to seek licenses from third parties, to pay ongoing royalties or to pay monetary and punitive damages or subjecting us to injunctions that prohibit the manufacture and sale of our products or the use of our equipment. Protracted litigation could also result in our customers or potential customers deferring or limiting their purchase or use of our products until resolution of such litigation.

Our financial leverage may hamper our ability to expand and may materially affect our results of operations. Our borrowing levels and the tightening of credit generally in the industry in the PRC may adversely impact our ability to obtain new financing.

We have relied on short-term and long-term borrowings to fund a portion of our capital requirements, and expect to do so in the future. We have significant borrowings from Chinese commercial banks. Our borrowings consisted primarily of short-term borrowings, which increased from $192.0 million as of December 31, 2008 to $358.6 million as of December 31, 2009. Out of these short-term loans, only a portion were trade financings, bill discount facilities and loans pledged by deposits in Renminbi that could be rolled over. Our long-term borrowings increased from $32.8 million as of December 31, 2008 to $189.3 million as of December 31, 2009.

The amount of our borrowings could constrain our operational flexibility, including requiring a substantial portion of our cash flows to be set aside to service our debt obligations, increasing our exposure to interest rate fluctuations and limiting our ability to obtain additional financing. Furthermore, the PRC government may pass measures to tighten credit, including trade financing, available in the PRC market. All of the above may impair our ability to obtain financing. We cannot assure you that we will be able to raise necessary funding to finance our current liabilities and other debt obligations. Our business, prospects and financial conditions may be materially and adversely affected, if our cash flows and capital resources are insufficient to finance our debt obligations.

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

Restrictive covenants and undertakings and covenants under our bank loans may limit the manner in which we operate and an event of default under the loan may adversely affect our operations.

We have entered into several long-term loans with commercial banks in China. These loans contain certain restrictive covenants that limit our ability to, among other things, (1) provide guarantees, pledges or mortgages on our operating assets in any manner that will increase risks to the lenders, (2) repay shareholders loans or loans from our related parties, and (3) distribute dividends to shareholders. For more information about the loan agreements, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.” Any breach by us of the various undertakings and covenants in our existing loan agreements will give such banks the right to demand immediate repayment of the outstanding loan amounts. For instance, in a RMB800 million loan agreement with a term of five years, we have undertaken to China Construction Bank that the gross profit margin of our subsidiary, Sichuan ReneSola Silicon Material Co., Ltd., or Sichuan ReneSola, will be at or above the lowest gross profit margin of companies in the global polysilicon industry as stated in a report to be provided by one of the big-four accounting firms. We believe that because Sichuan ReneSola’s operations were still in trial production in 2009, we were not subject to such undertaking in 2010 despite the negative gross margins Sichuan ReneSola recorded in 2009. We have obtained a letter from the bank confirming this understanding. We are uncertain whether we will be subject to, or be able to fulfill, such undertaking in 2011 for our gross profit margin in 2010. Any failure to maintain any of the above covenants or undertakings could result in an acceleration of obligations under the facility agreement, which would have a material adverse effect on our business. In addition, the breach of any of the covenants and undertakings in any one of our loan agreements may trigger the cross-default provisions of some loan agreements entered into by us, thereby giving the lenders the right to accelerate our loan repayment obligations. As a result, we are limited in the manner in which we conduct our business and may be unable to engage in certain business activities or finance future operations or capital needs.

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

We sell a substantial portion of our solar wafers to a limited number of customers. In 2009, our top five customers accounted for 43.7% of our net revenues, and our largest customer accounted for approximately 14.1% of our net revenues. Sales to our major customers are typically made under multi-year framework contracts or multi-year sales contracts. Framework contracts typically provide for the sales volumes and price of our solar wafers for the first year. The pricing terms, and sometimes the sales volumes, for subsequent years are subject to annual renegotiation. If prices for later years cannot be determined through renegotiation, the framework contract will be terminated or become unenforceable. Multi-year sales contracts typically provide for the sales volume and price of our solar wafers for each year during the contract term. However, the pricing terms are either fixed or subject to reset in situations where the market benchmark price for solar wafers changes more than a certain percentage from the contracted price. In addition, we also entered into one-year sales contracts with some of our customers which provide for an agreed sales volume at a fixed price. Since the fourth quarter of 2008, we have renegotiated many of our multi-year framework contracts, multi-year sales contracts and one-year sales contracts with our customers to reflect rapidly changing market conditions. The agreements were renegotiated and amended such that these customers agreed to continue to purchase the quantity under the original agreements but pricing terms are to be adjusted (usually on a monthly basis based on delivery volume) to reflect the market conditions, as opposed to the fixed prices agreed previously.

While we have further diversified our customer base, including by adding certain new international customers, we anticipate that our dependence on a limited number of customers will continue in the near future. Consequently, any one of the following events may cause material fluctuations or declines in our revenues:

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

Our polysilicon project may not achieve the utilization rate or operational efficiency as we planned.

We began building a polysilicon manufacturing facility in Meishan, Sichuan Province through our wholly owned subsidiary, Sichuan ReneSola, which was established in Sichuan Province in August 2007. This manufacturing facility is built in two phases, each with an annual manufacturing capacity of 1,500 metric tons. The first phase commenced its trial production in July 2009 and reached a total output of approximately 194 metric tons in 2009, which was lower than our previous estimates due to continuous system testing and trial runs. In addition, our production cost was higher than previously expected due to continuous trial runs, system testing, the outsourcing of trichlorosilane, or TCS, and minimal activated hydrogenation processes. The second phase commenced trial production in February 2010. Prior to the operations of Sichuan ReneSola, we did not have any experience in operating polysilicon production facilities with an annual manufacturing capacity of over 1,000 metric tons. Manufacturing polysilicon is a highly complex chemical process and we may not be able to produce polysilicon of sufficient quantity and quality or at a cost comparable to or lower than those of other polysilicon manufacturers or on schedule to meet our wafer manufacturing requirements. Minor deviations in the manufacturing process can cause substantial decreases in yield and in some cases cause production to be suspended or to yield no output.

If our polysilicon production facility experiences a major delay or is unable to operate as planned, we will suffer a setback to our raw material procurement strategy. We may also fail to manufacture polysilicon of sufficient quality or at competitive costs compared to the polysilicon available from the market, thereby making our polysilicon manufacturing facility uneconomical to run, which would negatively impact our profit margin. Furthermore, if our polysilicon production facility, with capital expenditures of RMB1,051.9 million ($154.1 million) in 2009, does not perform as planned, we may be unable to recover our investments or be forced to write down the value of the assets.

Our silicon raw material suppliers may fail to supply us with polysilicon in a timely manner and with the quality we require, which may materially and adversely affect our financial condition and results of operations.

Any default by our suppliers in supplying us with polysilicon in a timely manner and with the quality we require may adversely and materially impact our ability to fulfill our obligation in producing and delivering solar power products to our customers in accordance with the sales contracts we entered into with such customers. From time to time, we are involved in negotiations and disputes with certain suppliers that supply us with polysilicon with quality defects. Any negotiation or litigation arising out of these disputes could distract management from the day-to-day operation of our business and subject us to potentially significant legal expenses, which could materially and adversely affect our financial condition and results of operations.

Our advance payments to our silicon raw material suppliers expose us to the credit risk of such suppliers, which may materially and adversely affect our financial condition and results of operations.

In order to secure silicon raw materials when the supply of these raw materials were limited, we made advance payments to some of our feedstock suppliers. As of December 31, 2007, 2008 and 2009, our advances to suppliers amounted to approximately $53.7 million, $82.7 million and $20.2 million, respectively. We made such advance payments usually without receiving any collateral. To the extent that there were collateral and/or security attached to the advance payments, it is uncertain whether we will be able to enforce the collateral or the security, or if the advance payment can be repaid in full upon enforcement on such collateral or security. Any litigation arising out of the disputes could subject us to potentially significant legal expenses, distract management from the day-to-day operation of our business and expose us to risks for not being able to collect damages awarded to us, all of which could materially and adversely affect our financial condition and results of operations.

We may not be able to recover such advance payments and would suffer further losses should any supplier fail to fulfill its delivery obligations under its supply contract, which would include failure to provide sufficient quantity of raw materials or raw materials of such quality as specified in the contract or should a supplier’s stock price be less than the price agreed to settle to our claim. We terminated a feedstock purchase agreement with a supplier in 2009 due to its breach of the agreement terms and the supplier issued to us its publicly listed shares that carried a value equivalent to the value of our outstanding prepayment, based on the closing price of the shares on the day of the settlement agreement, as a settlement of its obligations under the agreement. We plan to hold these shares as security instead of selling them in the short term. Since these shares were issued to us in October 2009, their price has fallen significantly and, as a result, we have been required to record an impairment loss. See “—We may incur impairment losses on our investments in equity securities.” Similar claims by us for advance payments in the future would expose us to the credit risks of the suppliers and capital market risks, therefore materially and adversely affect our financial condition and results of operations.

We operate in a highly competitive market and many of our competitors have greater resources than we do, we may not be able to compete successfully and we may lose or be unable to gain market share.

The solar power market is increasingly competitive and continually evolving, which may result in price reductions, reduced profit margins or loss of market share by us. Our competitors include integrated solar power product manufacturers, specialized solar wafer manufacturers, solar wafer manufacturing divisions of large conglomerates and specialized cell and module manufacturers. In addition, some of the polysilicon suppliers have decided to move downstream by establishing ingot and wafer producing capacities. Many of our competitors have longer operating histories, stronger market positions, larger manufacturing capabilities, greater resources, better brand name recognition and better access to silicon raw materials than we do. Some of our competitors have an established track record in large-scale polysilicon manufacturing and they may have an advantage over us in feedstock costs. Many of our competitors also have more established distribution networks and larger customer bases. As a result, they may be able to devote greater resources to the research, development, promotion and sale of their products or respond more quickly to evolving industry standards and changes in market conditions than we can. The key barriers to enter into our industry at present consist of access to cost competitive polysilicon, advanced manufacturing technologies, a competitive cost structure, capital resources and skilled personnel. If these barriers disappear or become more easily surmountable, new competitors may successfully enter our industry. If we fail to compete successfully, our business would suffer and we may lose or be unable to gain market share.

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

We may be unable to timely and successfully implement our expansion plan.

As of December 31, 2009, we had 325 MW of monocrystalline wafer manufacturing capacity, 500 MW of multicrystalline wafer manufacturing capacity, 120 MW of cell manufacturing capacity and 135 MW of module manufacturing capacity. We plan to install additional equipment to increase our total annual wafer manufacturing capacity to approximately 1,210 MW by the end of the second quarter of 2010. As of December 31, 2009, we had an annual polysilicon manufacturing capacity of 1,500 metric tons and we expect that our annual polysilicon manufacturing capacity will be increased to 3,000 metric tons as of December 31, 2010. We also expect to increase our annual cell manufacturing capacity to approximately 240 MW and our annual module manufacturing capacity to approximately 375 MW by the end of 2010. Our planned manufacturing capacities for 2010 are derived using the adjusted methodology effective January 1, 2010, which is based on an efficiency rate of 17.4% for monocrystalline wafers and 16.0% for multicrystalline wafers. Our ability to increase our production capacity and output is subject to significant risks and uncertainties, including:

•	the significant amount of capital required to purchase additional equipment or to build additional facilities, which we may be unable to obtain on commercially viable terms or at all;

•	cost overruns and delays as a result of a number of factors, many of which are beyond our control, such as problems with equipment delivery;

•	delays or denial of required approvals by relevant government authorities;

•	failure to obtain production inputs in sufficient quantities or at acceptable cost; and

•	failure to execute our expansion plan effectively.

Therefore, we may fail to successfully increase our manufacturing capacity and expand our business as planned, which could adversely affect our business and operations.

Our future success substantially depends on our ability to closely monitor and accurately predict market demand and to efficiently manage our manufacturing capacity to either meet increased demand or avoid under-utilization of our production facilities due to lower-than-expected demand. This exposes us to a number of risks and uncertainties.

We intend to reach a balance between closely matching our manufacturing capacity and production output to market demands for our products. If we are unable to do so, the low utilization rate resulting from our over-expansion of production facilities may result in high production cost, which would adversely affect our profitability. Our failure to accurately predict market demand may also result in our lack of manufacturing capacity required to meet increased demand. Our ability to achieve a balance between the increase in manufacturing capacity and the changes in market demand is subject to significant risks and uncertainties, including:

•	the ability to adjust our growth strategy in manufacturing capacity and output while the industry is rapidly evolving;

•	the ability to maintain existing customer relationships, attract new customers and expand our market share;

•	the ability to implement new and upgraded operational and financial systems, procedures and controls to adapt to the strains associated with fast growth and expansion or rapid decrease in demand;

•	the ability to renegotiate equipment supply contracts previously entered into for our wafer production in accordance with changes in our expansion plan;

•

the ability to maintain a financially healthy level of liquidity, and to manage our liquidity if we are unable to obtain additional funds and/or refinance existing debt on commercially viable terms or at all;

•	the occurrence of construction delays and cost overruns;

•	the ability to install and test new production equipment on a timely basis;

•	the delay or denial of required approvals by relevant government authorities; and

•	any significant diversion of management attention.

If we are unable to successfully manage growth in manufacturing capacity to respond to market demand, or if we fail to resolve any of the risks and uncertainties described above, we may be unable to expand our business as planned. Therefore, we cannot assure you that we can meet our targeted production costs and consequently stay competitive. Moreover, even if we are able to manage our growth, we may be unable to secure sufficient customer order, which could adversely affect our business and operations.

The reduction or elimination of government subsidies and economic incentives for on-grid solar energy applications could cause demand for our products and our revenues to decline.

Our solar wafers sold to our customers are subsequently made into modules and assembled in solar power systems, which are either connected to the utility grid and generate electricity to feed into the grid or installed to supply electricity to businesses and residents. We believe that the near-term growth of the market for on-grid applications depends in large part on the availability and size of government subsidies and economic incentives. The reduction or elimination of subsidies and economic incentives may adversely affect the growth of this market or result in increased price competition, either of which could cause our revenues to decline.

When upfront system costs are factored into the cost of electricity generation, the cost of solar power substantially exceeds the cost of power generated from conventional means in many markets. As a result, national and local governmental bodies in many countries, most notably in Germany, Spain, Italy, the United States and Japan have provided subsidies and economic incentives in the form of feed-in tariffs, rebates, tax credits and other incentives to end-users, distributors, system integrators and manufacturers of solar power products to promote the use of solar energy and to reduce dependence on other forms of energy.

These government economic incentives could potentially be reduced or eliminated altogether. For instance, Germany’s government has recently approved a reduction to the country’s solar energy feed-in tariffs. The reduction in government incentives to users of solar power products in Germany may materially and adversely impact the German solar market, which may in turn materially and adversely affect our direct or indirect sales into Germany. Although the solar power industry is currently moving towards the economies of scale necessary for solar power to become cost-effective in a non-subsidized market, reductions in, or eliminations of, subsidies and economic incentives for on-grid solar energy applications could result in decreased demand for our products and cause our revenues to decline.

We recorded a significant provision against doubtful other receivables in 2009 and we may not be able to recover our return of investment in a former joint venture.

In August 2007, we acquired a 49% equity interest in Linzhou Zhongsheng Semiconductor, a polysilicon manufacturing company located in Henan Province. Linzhou Zhongsheng Steel Co., Ltd., or Linzhou Zhongsheng Steel, held a 51% equity interest in the joint venture. The joint venture started producing polysilicon in early 2008. In September 2008, we sold our 49% equity interest in Linzhou Zhongsheng Semiconductor to Linzhou Zhongsheng Steel, our joint venture partner. The agreement was amended in December 2008, stipulating that, of the total consideration of RMB200 million, RMB40 million would be paid in cash, RMB4 million would be treated as credit for existing purchases of polysilicon and RMB156 million would be treated as prepayment, to either be used as a credit through a discount to spot market price against future delivery of polysilicon from the joint venture or be repaid in cash, at our discretion. However, Linzhou Zhongsheng Semiconductor stopped the delivery of polysilicon in early 2009 and continued to fail to fulfill its obligations. We decided to take legal action to collect the remaining amount of the receivable and to make a provision against doubtful other receivables accordingly. As a result, we recorded a provision of approximately $8.6 million in 2009 against doubtful other receivables. We were advised by our PRC legal counsel, Haiwen & Partners, that this prepayment arrangement is subject to foreign exchange control by the PRC government, and as we have not obtained approvals and registrations from relevant authorities, this may subject us to penalties and such arrangement may be unenforceable in the PRC. As we have not imposed any security over this arrangement, we may not be able to recover the remaining amount of the receivable if Linzhou Zhongsheng Steel fails to honor its obligations under the share transfer agreement, or if we fail to enforce such arrangement under PRC laws and regulations.

We may incur impairment losses on our investments in equity securities.

Since October 2009, we have held a minority equity interest in a polysilicon manufacturer whose shares are traded on the Toronto Stock Exchange, or the Investee. If the fair value of these shares declines below their cost basis and we determine that the decline is permanent, we are required to record an impairment loss for the applicable period. In 2009, due to the rapid decline of the Investee’s share price as a result of the difficult operating environment for its core business, such as the rapid decline of polysilicon prices, we recorded an impairment loss of $13.4 million. We cannot assure you that we will not incur additional expenses as a result of further impairment of such investment, or other investments we may make, in the future. Any losses incurred could have a material adverse effect on our financial condition and results of operations.

Our expansion into cell and module operations may cause us to compete with our customers.

In May 2009, as a part of our development strategy, we acquired a 100% equity interest in Wuxi Jiacheng Solar Energy Technology Co., Ltd, or JC Solar, for a total cash consideration of RMB140.3 million ($20.5 million), including tax paid in connection with the transfer of equity interests. JC Solar is a solar cell and module manufacturer located in Yixing, Jiangsu Province. JC Solar had an annual cell production capacity of 120 MW and an annual module production capacity of 135 MW as of December 31, 2009. Although we focus on providing module original equipment manufacturing, or OEM, services to our existing customers, we may compete directly with our wafer customers if we decide to sell our module products in the market. As a result, our relationships with those customers may be impaired. If our customers stop to purchase wafers from us due to our competition with them, we may not gain the expected return of investment from the acquisition of JC Solar and may lose our existing customers, and our business and results of operations will be materially and adversely affected.

We have limited experience in the cell and module manufacturing business and may fail to effectively or efficiently expand or operate this business.

Prior to our acquisition of JC Solar, we did not have any significant operating experience in solar cell or module manufacturing. Manufacturing solar cells and modules is a complex process and is different from that of solar wafers. Minor deviations in the manufacturing process can cause substantial decreases in yield and cell and module conversion efficiencies and, in some cases, cause production to be suspended or to yield no output. If we face technological difficulties in our production of solar cells and modules, we may be unable to operate our cell and module business as planned. Currently we plan to increase our annual cell manufacturing capacity to 240 MW and our annual module manufacturing capacity to 375 MW by the end of 2010. If we fail to implement our plan as expected or experience a delay in the expansion, our business and results of operations may be materially and adversely affected. Furthermore, there are many established players in this market who have substantially more experience and expertise, stronger market position and greater resources than we have. If we fail to compete successfully, our business would suffer and we may lose or be unable to gain market share, which could materially and adversely affect our financial condition and results of operations.

Any significant claims under the product warranty obligations we assumed during our acquisition of JC Solar may materially and adversely affect our profitability.

Historically, our solar modules were typically sold with a warranty for minimum power output for up to 20 years following the date of sale. We also provided warranties for our solar modules against defects in materials and workmanship for a period of two years from the date of sale. We do not provide similar warranties for our solar wafers. We sold solar modules only since July 2005, discontinued the sale of our solar modules in April 2006 and resumed solar module sales in June 2009 after the acquisition of JC Solar. In connection with the acquisition of JC Solar, we also assumed all of the product warranty obligations that JC Solar granted to its customers on its module products. JC Solar provides warranties for minimum power output for up to 25 years following the date of sale. JC Solar also provides warranties for solar modules against defects in materials and workmanship for a period of five years from the date of sale. We are obligated to meet the performance requirements in accordance with JC Solar’s warranty policy. If we receive significant warranty claims from the customers of JC Solar and the amount of warranty costs accrued exceeds our estimates, we will need to recognize higher warranty costs and our profits may be adversely affected.

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

If we are presented with appropriate opportunities, we may acquire or invest in technologies, businesses or assets that are strategically important to our business or form alliances with key players in the solar power industry to further expand our business. Such acquisitions and investments could expose us to potential risks, including risks associated with the assimilation of new operations, technologies and personnel, unforeseen or hidden liabilities, the inability to generate sufficient revenue to offset the costs and expenses of acquisitions, and potential loss of, or harm to, our relationships with employees, customers and suppliers as a result of integration of new businesses. Furthermore, we may not be able to maintain a satisfactory relationship with our partners or handle other risks associated with future alliances, which could adversely affect our business and results of operations. Investments in new businesses may also divert our cash flow from servicing our debts and making necessary capital expenditures. In addition, we may incur impairment losses on our acquisitions and investments in equity securities. We lack sufficient experience in identifying, financing or completing large investments or acquisitions or joint venture transactions. Such transactions and the subsequent integration processes would require significant attention from our management. The diversion of our management’s attention and any difficulties encountered with respect to the acquisitions, investments or alliances or in the process of integration could have an adverse effect on our ability to manage our business. Any failure to integrate any acquired businesses or joint ventures into our operations successfully and any material liabilities or potential liabilities of any acquired businesses or joint ventures that are not identified by us during our due diligence process for such acquisitions or investments could adversely affect our business and financial condition.

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

•

fluctuations in economic and market conditions that affect the viability of conventional and other renewable energy sources, such as increases or decreases in the prices of oil and other fossil fuels or decreases in capital expenditures by end-users of solar power products;

•	fluctuations in interest rates, which may affect the effective prices paid for solar power products by end-users who rely on long-term loans to finance their purchases; and

•	deregulation of the electric power industry and the broader energy industry.

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

The solar power market is characterized by evolving technologies and customer needs. This requires us to develop enhancements for our products to keep pace with evolving industry standards and changing customer requirements. Currently, we produce wafers, solar cells and solar modules. Some of our competitors may devise production technologies that enable them to produce, at a higher yield and lower cost, larger and thinner wafers with higher quality than our products. In addition, some producers have focused on developing alternative forms of solar power technologies, such as thin-film technologies. We will need to invest significant financial resources in research and development to maintain our market position, keep pace with technological advances in the solar power industry and effectively compete in the future. Our failure to further refine our products and technology, or to develop and introduce new solar power products, could cause our products to become uncompetitive or obsolete, which could reduce our market share and cause our revenues to decline. In addition, if we, or our customers, are unable to manage product transitions, our business and results of operations would be negatively affected.

We may experience difficulty in achieving acceptable yields and product performance, or may experience production curtailments or shutdowns.

The technology for the manufacture of ingots and solar wafers is continuously being modified in an effort to improve yields and product performance. Microscopic impurities such as dust and other contaminants, difficulties in the manufacturing process or unsuccessful adoption of new processing technologies or malfunctions of the equipment or facilities used can lower yields or increase the silicon consumption rate, cause quality control problems, interrupt production or result in losses of products in process. We may also experience floods, droughts, power losses, labor disputes and similar events within or beyond our control that would affect our operations.

Any unplanned transmission line maintenance work with short notices from local electricity transmission line operators may force our production to shut down, limit our ability to manufacture products and to fulfill our commitments to customers on a timely basis. Our polysilicon, wafer and cell manufacturing processes may generate hazardous wastes. Although our technologies and equipment are designed to minimize and eliminate the leakage of such wastes, unexpected accidents may result in environmental consequences, production curtailments, shutdowns or reduced productions, and even cause property damage, personal injuries or deaths. Any such event could result in civil lawsuits or regulatory enforcement proceedings, which in turn could lead to significant liabilities.

Our business depends substantially on the continuing efforts of our executive officers and key employees, and our business may be severely disrupted if we lose their services.

Our future success depends substantially on the continued services of our executive officers and key employees, especially Mr. Xianshou Li, our chief executive officer, Mr. Charles Bai, our chief strategy officer, Ms. Julia Xu, our chief financial officer, Dr. Panjian Li, our chief operating officer and chief executive officer of ReneSola America Inc., or ReneSola America. If one or more of our executive officers or key employees were unable or unwilling to continue in their present positions, we might not be able to replace them easily, in a timely manner, or at all. Our business may be severely disrupted, our financial conditions and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain personnel. If any of our executive officers or key employees joins a competitor or forms a competing company, we may lose customers, suppliers, know-how and key professionals and staff members. Each of our executive officers and key employees has entered into an employment agreement with us, which contains non-competition provisions. However, if any dispute arises between our executive officers and us, these agreements may not be enforceable in China, where these executive officers reside, in light of uncertainties with China’s legal system. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

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

From time to time, we encounter sales returns due to non-conformity with customers’ specifications and are required to replace our products promptly. While in the past we had an insignificant return rate and there had been almost no returns after a few isolated cases in early 2009, we cannot assure you that in the future our products will not contain defects that are not detected until after they are shipped or installed. Any proven defects could lead to return or refund of our products under our warranties, cause us to incur additional costs and divert the attention of our personnel from our operations. Similarly, if we fail to maintain the consistent quality of our other products via effective quality control, we may deliver products with defects or other quality problems, which may result in increased costs associated with replacements or other remedial measures. Product defects and the possibility of product defects could also cause significant damage to our market reputation and reduce our product sales and market share.

We need a substantial amount of cash to fund our operations; if we fail to obtain additional capital when we require it, our growth prospects and future profitability may be materially and adversely affected.

We require a significant amount of cash to fund our operations. Due to market conditions and other considerations, we have extended credit terms to a limited number of customers. Credit terms may be extended to new customers to secure future purchase commitments from the customers as this has become an industry wide practice.

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

The global financial crisis and weakened global economic conditions may negatively impact our ability to obtain necessary capital in a timely manner or on commercially acceptable terms. As of December 31, 2009, we had $106.8 million in cash and cash equivalents, $25.3 million in restricted cash and $547.9 million in bank borrowings, of which approximately $358.6 million was due within one year. We might not be able to refinance these borrowings in the future as they mature. In the event that we are unable to obtain extensions of these borrowings, or if we are unable to obtain sufficient alternative funding at reasonable terms to make repayments, we will have to repay these borrowings with cash generated by our operating activities. Moreover, future turbulence in the credit markets and the potential impact on the liquidity of financial institutions may have an adverse effect on our ability to fund our operations through borrowings or our ability to borrow on terms that we believe to be reasonable, if at all. Our operation, results of operations and growth prospects may be materially and adversely affected if current global financial crisis persists.

We face risks associated with the marketing, distribution and sale of our solar power products internationally. If we are unable to effectively manage these risks, our ability to expand our business abroad would be materially and severely impaired.

In 2009, 44.5% of our net revenues were generated from customers outside of China. We expanded our international sales efforts in 2009 by focusing on international top tier solar companies with strong global distribution capabilities and initiating relationship with companies with established regional distribution capabilities in our international key markets. The marketing, distribution and sales of our solar wafer products in international markets expose us to a number of risks, including:

•	fluctuations in currency exchange rates, such as the recent depreciation of the euro against the U.S. dollar;

•	increased costs associated with maintaining marketing efforts in various countries;

•	difficulty and costs relating to compliance with the different commercial and legal requirements of the overseas markets in which we offer our products;

•	difficulty in engaging and retaining sales personnel who are knowledgeable about, and can function effectively in, overseas markets; and

•	trade barriers such as export requirements, tariffs, taxes and other restrictions and expenses, which could increase the prices of our products and make us less competitive in some countries.

If we are unable to effectively manage these risks, our ability to expand our business abroad would be materially and severely impaired.

If we fail to establish an effective system of internal controls, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our ADSs may be adversely impacted.

We are subject to reporting obligations under U.S. securities laws and AIM rules. The U.S. Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must audit and report on the effectiveness of the company’s internal control over financial reporting. Our reporting obligations as a public company have placed, and will continue to place, a significant strain on our management, operational and financial resources and systems for the foreseeable future.

Our management has evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13-a-15(c) of the Exchange Act, and we have concluded that our internal control over financial reporting was effective for our fiscal year ended December 31, 2009. If we fail to maintain the adequacy of our internal controls, our management may conclude that our internal control over financial reporting is not effective in the future. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports and to prevent fraud. As a result, our failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the market price of our ADSs.

Our failure to protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights may be costly.

We rely primarily on patent laws, trade secrets and other contractual restrictions to protect our intellectual property. Nevertheless, these afford only limited protection and the actions we take to protect our intellectual property rights may not be adequate to provide us with meaningful protection or commercial advantage. For example, we have 9 patents and 5 pending patent applications in China as of the date of this annual report. We cannot assure you that our patent applications will be eventually issued with sufficiently broad coverage to protect our technology and products. As a result, third parties may be able to use the technologies that we have developed and compete with us, which could have a material adverse effect on our business, financial condition or operating results. In addition, contractual arrangements, such as the confidentiality and non-competition agreements and terms between us and our research and development personnel, afford only limited protection and the actions we may take to protect our trade secrets and other intellectual property may not be adequate. Our failure to protect our intellectual property and proprietary rights may undermine our competitive position. Third parties may infringe or misappropriate our proprietary technologies or other intellectual property and proprietary rights. Policing the unauthorized use of proprietary technology can be difficult and expensive. In particular, the laws and enforcement procedures of the PRC and certain other countries are uncertain or do not protect intellectual property rights to the same extent as do the laws and enforcement procedures of the United States. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.” We may need to resort to court proceedings to enforce our intellectual property rights in the future. Litigation relating to our intellectual property might result in substantial costs and diversion of resources and management attention away from our business. An adverse determination in any such litigation will impair our intellectual property and proprietary rights and may harm our business, prospects and reputation.

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

As our manufacturing processes, including producing polysilicon, producing ingots, slicing wafers and producing solar cells and modules, generate noise, waste water and gaseous and other industrial wastes, we are required to comply with all applicable regulations regarding protection of the environment. We are in compliance with present environmental protection requirements and have all the necessary environmental permits to conduct our business. However, if more stringent regulations are adopted in the future, the cost of compliance with these new regulations could be substantial. If we fail to comply with present or future environmental regulations, we may be required to pay substantial fines, suspend production or cease operations. We use, generate and discharge toxic, volatile and otherwise hazardous chemicals and wastes in our research and development and manufacturing activities. Any failure by us to control the use of, or to restrict adequately the discharge of, hazardous substances could subject us to potentially significant monetary damages and fines or suspensions in our business operations.

Our solar modules and products must comply with the applicable environmental regulations where they are installed, and we may incur expenses to design and manufacture our products so as to comply with such regulations. For example, we increased our expenditures to comply with the European Union’s Restriction of Hazardous Substances Directive, which took effect in July 2006, by reducing the amount of lead and other restricted substances used in our solar module products. Furthermore, we may need to comply with the European Union’s Waste Electrical and Electronic Equipment Directive if solar modules and products are re-classified as consumer electronics under the directive or if our customers located in other markets demand that they comply with this directive. This would require us to implement manufacturing process changes, such as changing the soldering materials used in panel manufacturing, in order to continue to sell into these markets. If compliance is unduly expensive or unduly difficult, we may lose market share and our financial results may be adversely affected.

Increasing environmental concerns and climate change risks associated with fossil fuel-based power generation have created political momentum to implement strategies aimed at the reduction of emissions of carbon dioxide and certain other gases commonly referred to as “greenhouse gases.” Renewable energy sources such as solar power help address these environmental concerns, and governments around the world have implemented a variety of policy initiatives to accelerate the development and adoption of solar power. While passage of climate change legislation or other regulatory initiatives that regulate or restrict emissions of greenhouse gases may encourage use of solar power and accordingly increase demand for our products and services, this could cause us to incur additional direct costs in complying with any new environmental regulations during our manufacturing and research and development processes, as well as increased indirect costs resulting from our customers, suppliers or both incurring additional compliance costs that get passed on to us.

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

Similar to other solar product manufacturers, we are exposed to risks associated with product liability claims if the use of our solar power products results in injury. Since our solar wafers are made into electricity generating devices and our solar modules generate electricity, it is possible that users could be injured or killed by our products as a result of product malfunctions, defects, improper installation or other causes. We only began commercial shipment of our solar power products in July 2005, and, because of our limited operating history, we cannot predict whether product liability claims will be brought against us in the future or the effect of any resulting negative publicity on our business. The successful assertion of product liability claims against us could result in potentially significant monetary damages and require us to make significant payments.

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

We are a holding company, and we conduct our business primarily through our wholly owned subsidiaries incorporated in China. These subsidiaries include (1) Zhejiang Yuhui Solar Energy Source Co., Ltd., or Zhejiang Yuhui, (2) Zhejiang Yuhui’s wholly owned subsidiary, JC Solar, and (3) Sichuan ReneSola. These subsidiaries are generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly foreign-owned enterprises. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

Expiration of, or changes to, current PRC tax incentives that our business enjoys could have a material adverse effect on our results of operations.

The PRC government has provided various incentives to foreign-invested enterprises to encourage foreign investments. Such incentives include reduced tax rates and other measures. As a foreign-invested enterprise in a manufacturing business with an authorized term of operation for more than ten years, Zhejiang Yuhui is entitled to full exemption from enterprise income tax for the years 2005 and 2006 and a 50% reduction during the three succeeding years.

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

Zhejiang Yuhui increased its registered capital from $1.5 million to $16.5 million in April 2006, $28.5 million in September 2006, $45.0 million in January 2007 and $102.5 million in August 2007. According to relevant PRC tax regulations before the enactment of the Enterprise Income Tax Law, Zhejiang Yuhui is entitled to a full exemption from enterprise income tax for two years starting from its first profitable year of operation with respect to income from operations attributable to the increased capital and a 50% deduction in income taxes for the following three years, upon written approval from the tax authority. Since Zhejiang Yuhui’s capital increase from $45.0 million to $102.5 million was registered after March 16, 2007, it has received an approval from the PRC tax authority in Zhejiang Province which provided that income attributable to this registered capital increase would receive preferential tax treatment until December 31, 2007. However, under the new Enterprise Income Tax Law, there remains uncertainty as to whether we can maintain the preferential tax treatment for income attributable to some of Zhejiang Yuhui’s capital increases.

In addition, although the approval letter Zhejiang Yuhui received from the PRC tax authority indicated that income attributable to Zhejiang Yuhui’s capital increase from $45.0 million to $102.5 million can only enjoy preferential tax treatment before December 31, 2007, in practice Zhejiang Yuhui has only paid tax on income attributable to such capital increase at a rate of 12.5% after January 1, 2008, which is 50% of the statutory tax rate. The tax authority may request Zhejiang Yuhui to make a supplementary tax payment on our income which was taxed at a rate of 12.5% and also request Zhejiang Yuhui to pay tax at the rate of 25% in the future.

Moreover, under the new Enterprise Income Tax Law, enterprises organized under the laws of jurisdictions outside of China with their de facto management bodies located within China may be considered PRC resident enterprises and, therefore, subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The Implementing Regulation of the new tax law defines “de facto management body” as an establishment that exerts substantial overall management and control over the operation, personnel, financial affairs, assets and other aspects of the enterprise. If a majority of the members of our management team continues to be located in China, we may be deemed as a PRC tax resident enterprise and, therefore, subject to PRC enterprise income tax at the rate of 25% on our worldwide income except that the dividends we received from our PRC subsidiaries may be exempt from the enterprise income tax to the extent that such dividends are deemed as dividends among PRC resident enterprises. If our current tax benefits expire or otherwise become unavailable to us for any reason, our profitability may be materially or adversely affected. In addition, our PRC subsidiary, Zhejiang Yuhui, is required to pay value added tax, or VAT, with respect to the gross sales proceeds. Historically, when exporting products, Zhejiang Yuhui was entitled to a 13% refund of VAT that it had already paid or borne. However, starting from July 1, 2007, the VAT refund was reduced to 5%, which materially affects the gross margin of our overseas sales. According to the latest tax regulation, the VAT refund has been reverted to 13% from April 1, 2009. Our profitability may be materially and adversely affected if this VAT refund changes significantly and frequently.

We rely on dividends paid by our subsidiary and repayment of shareholder’s loan for our cash needs.

Up to the date of this annual report, we have relied on dividends paid by our PRC subsidiary, Zhejiang Yuhui, for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. In addition, we also relied on Zhejiang Yuhui to repay U.S. dollar denominated shareholder’s loans we grant to it to support our repayment obligations to the holders of our RMB928.7 million U.S. dollar settled convertible bonds due in March 26, 2012 with holders’ put right in March 26, 2010. The repayment of our shareholder’s loan in U.S. dollars is subject to approval from State Administration of Foreign Exchange or its branches, or SAFE. If SAFE does not approve in a timely manner or at all for the repayment by Zhejiang Yuhui of the shareholder’s loan in U.S. dollars to us, we may be unable to repay the bondholders when our repayment obligations are due. See “—Risks Related to Doing Business In China—Restrictions on currency exchange may limit our ability to receive and use our revenues or financing effectively.”

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

Pursuant to the new PRC Enterprise Income Tax Law and its Implementing Regulation, which became effective on January 1, 2008, a 10% withholding tax applies to dividends, interests, rent or royalties payable by a foreign-invested enterprise, such as our PRC subsidiary, to any of its non-resident enterprises investors for PRC enterprise income tax purposes unless any such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The British Virgin Islands, where our company was incorporated, does not have such a treaty with China. Thus, the Company expects that a 10% withholding tax will apply to dividends paid to the Company by its PRC subsidiaries if the Company is classified as a non-resident enterprise. Circular CaiShui [2008] No.1 jointly issued by the State Administration of Taxation and Minister of Finance on February 22, 2008 further clarifies that dividends distributed by foreign-invested enterprise to foreign investors out of the profits generated before January 1, 2008 are still exempt from withholding tax even if they are paid after January 1, 2008. Our PRC entities’ undistributed earnings as of December 31, 2009 will be permanently reinvested to the PRC entities. Therefore, no dividend withholding tax was accrued. However, if we are classified as a resident enterprise, our shareholders and ADS holders who are deemed non-resident enterprise may be subject to the new PRC Enterprise Income Tax Law at the rate of 10% upon the dividends paid by us or the gains on the disposition of our shares or ADSs.

Fluctuations in exchange rates may have a material adverse effect on your investment.

For the year ended December 31, 2009, 82.6% of our sales, 95.4% of our costs and 100% of our expenses were denominated in Renminbi and U.S. dollars, with the remainder in other currencies. Fluctuations in exchange rates, particularly among the U.S. dollar and Renminbi, could affect our net profit margins and could result in foreign exchange losses and operating losses. For example, we recognized a foreign exchange loss of $1.4 million in 2009. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currencies.

The value of the Renminbi against the U.S. dollar, the euro and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy caused the Renminbi to appreciate approximately 21.5% against the U.S. dollar over the following three years. Since reaching a high against the U.S. dollar in July 2008, however, the Renminbi has traded within a narrow band against the U.S. dollar, remaining within 1% of its July 2008 high but never exceeding it. As a consequence, the Renminbi has fluctuated sharply since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. It is difficult to predict how long the current situation may last and when and how it may change again.

In addition, as we rely entirely on dividends paid to us by our operating subsidiaries in China and on repayments of U.S. dollar shareholder’s loan from Zhejiang Yuhui, any significant depreciation of the Renminbi against the U.S. dollar may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on, our shares. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our shares or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. As a proportion of our revenue is paid to us in euro, fluctuation between the euro and the RMB may also have a material effect on our results of operations.

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

If we are required to obtain the prior approval of the China Securities Regulatory Commission, or CSRC, for the listing and trading of our ADSs on the NYSE, we may face regulatory actions or other sanctions which may adversely affect our financial condition.

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

We completed the listing of our ADSs on the NYSE in January 2008 and completed our follow-on offerings in June 2008 and October 2009. We did not seek CSRC approval in connection with our initial public offering or our follow-on offerings. However, the application of this PRC regulation remains unclear with no consensus currently existing among the leading PRC law firms regarding the scope and applicability of the CSRC approval requirement. Our PRC counsel at the time of listing advised us that because we completed our restructuring for the initial public offering before September 8, 2006, the effective date of the new regulation, it was not and is not necessary for us to submit the application to the CSRC for its approval, and the listing of our ADSs on the NYSE did not require CSRC approval.

If the CSRC or another PRC regulatory agency subsequently determines that CSRC approval was required for the initial public offering or the follow-on offerings, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from our initial public offering and the follow-on offerings into the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.

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

We have urged our shareholders who are PRC residents to make the necessary applications and filings as required under Notice 75 and other related rules. However, as a result of uncertainty concerning the reconciliation of Notice 75 with other approval or registration requirements, it remains unclear how Notice 75, and any future legislation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. To our knowledge, our primary shareholders have completed the necessary filings as required under Notice 75 and other related rules, except that (i) Mr. Xianshou Li and Mr. Yuncai Wu have filed and updated their filings in connection with their transfer of shares in our company to their respective holding vehicles and the change in our company’s shareholding structure due to our AIM admission with Jiashan County SAFE Branch, but they have not filed or updated any filing with Zhejiang Province SAFE Branch as required by PRC SAFE regulations; (ii) Mr. Li and Mr. Wu have not updated their filings in connection with our U.S. initial public offering in January 2008 and our follow-on offerings in June 2008 and October 2009 and (iii) Mr. Zhengmin Lian and Mr. Xiangjun Dong have inquired with the relevant local branch of the SAFE with respect to the filings of the shares that Mr. Li and Mr. Wu hold on trust for them but were advised that such applications could not be accepted as there is a lack of precedents for filing such trust arrangements. In addition, we have made filings with the local SAFE branch of Jiashan County in connection with the options we granted to our PRC employees under our 2007 share incentive plan. The local SAFE branch has informed us that it is duly authorized to handle such filings. We attempt to comply, and attempt to ensure that our shareholders who are subject to these rules comply with the relevant requirements. However, we cannot provide any assurances that all of our shareholders who are PRC residents will comply with our request to make or obtain any applicable registrations or comply with other requirements required by Notice 75 or other related rules. The failure or inability of our PRC resident shareholders to make any required registrations or comply with other requirements may subject such shareholders to fines and legal sanctions and may also limit our ability to contribute additional capital into or provide loans to our PRC subsidiary, limit our PRC subsidiary’s ability to pay dividends or otherwise distribute profits to us, or otherwise adversely affect us.

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

Our shares are traded on the AIM, in addition to the NYSE. AIM, like any other securities exchange, may experience problems that affect the market price and liquidity of the securities of its listed companies. These problems may include temporary exchange closures, the suspension of stock exchange administration, broker defaults, settlement delays and strikes by brokers. Similar problems could occur in the future and, if they do, they could harm the market price and liquidity of our shares and the price of our ADSs.

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

Mr. Xianshou Li, our chief executive officer and director, and Mr. Yuncai Wu, our director, currently hold, directly and indirectly, approximately 21.7% and 11.2% of our outstanding share capital, respectively, as of the date of this annual report. As such, Messrs. Li and Wu have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. For example, holders of a majority of our shares entitled to vote in a duly convened and constituted shareholders’ meeting may pass a shareholders’ resolution to issue preferred shares in one or more series and to fix the powers and rights of these shares, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our existing shares. Preferred shares could thus be issued with terms that would delay or prevent a change in control or make removal of management more difficult. These actions may be taken even if they are opposed by our other shareholders and holders of our ADSs.

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

Sales of our shares or ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of June 3, 2010, we had 48,516,411 ADSs outstanding. All ADSs sold in our initial public offering and the follow-on offering are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining ADSs outstanding after the initial public offering and the follow-on offering are currently available for sale, subject to volume and other restrictions as applicable under Rule 144 and Rule 701 of the Securities Act.

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

We are incorporated in the British Virgin Islands, and conduct substantially all of our operations in China through our wholly owned subsidiary in China. Most of our officers and directors reside outside the United States, and some or all of the assets of those persons are located outside of the United States. As a result, it may be difficult or impossible for you to bring an original action against us or against these individuals in a British Virgin Islands or China court in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the British Virgin Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the British Virgin Islands of judgments obtained in the United States, although the courts of the British Virgin Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

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

A. History and Development of the Company

Our predecessor, Zhejiang Fending Construction Material Machinery Manufacturing Co., Ltd., or Fengding Construction, was established as a limited liability company in the PRC in 2003. Following a series of share transfers, Fengding Construction was renamed Zhejiang Yuhui in June 2005 and commenced the solar power business in July 2005. As companies incorporated overseas can more efficiently and conveniently issue equity securities to overseas investors without going through lengthy PRC governmental approval procedures, ReneSola Ltd was incorporated as a limited liability company in the British Virgin Islands on March 17, 2006. Our choice of the British Virgin Islands as the jurisdiction of incorporation of our company was motivated in part by its relatively well-developed body of corporate law, various tax and other incentives, and its acceptance among internationally recognized securities exchanges as a jurisdiction for companies seeking to list securities. As a limited liability company under the laws of the British Virgin Islands, the liability of our shareholders to our company is limited to (i) any amount unpaid on a share held by the shareholder and (ii) any liability to repay a distribution by our company that was not made in accordance with the laws of the British Virgin Islands. Our principal executive offices are located at No. 8 Baoqun Road, Yaozhuang County, Jiashan Town, Zhejiang Province, People’s Republic of China. Our telephone number at this address is (86-573) 8477 3058. Our registered office is located at the offices of Harneys Corporate Services Limited, Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

ReneSola acquired all of the equity interests in Zhejiang Yuhui in April 2006 through a series of transactions that have been accounted for as a reorganization. In August 2006, we placed 33,333,333 shares on the AIM and raised gross proceeds of approximately $50.0 million. In July 2007, we invested in a 51% equity interest in ReneSola (Malaysia) SDN BHD, or ReneSola Malaysia, through ReneSola Singapore Pte Ltd. ReneSola Malaysia was incorporated in Malaysia in February 2007 to process certain types of reclaimable silicon raw materials sourced overseas that did not meet the import requirements by Chinese government. We sold our interest in ReneSola Malaysia to our joint venture partner in December 2008 as part of our strategy to use polysilicon as our primary feedstock, instead of reclaimable silicon raw materials, for wafer manufacturing. In August 2007, we acquired a 49% equity interest in Linzhou Zhongsheng Semiconductor, a polysilicon manufacturing company located in Henan Province. Linzhou Zhongsheng Steel held a 51% equity interest in the joint venture in the form of facilities, equipment and land use rights. We sold our 49% equity interest in the joint venture to Linzhou Zhongsheng Steel in September 2008 because the production cost of the joint venture was expected to be less competitive compared to our wholly owned polysilicon manufacturing facility in Meishan, Sichuan Province. We began building a polysilicon manufacturing facility in Meishan, Sichuan Province through our wholly owned subsidiary, Sichuan ReneSola, which was established in Sichuan Province in August 2007.

On March 20, 2009, we established a wholly owned subsidiary, Yuneng Enterprise Consulting (Shanghai) Co., Ltd., to engage primarily in gathering market information on the solar power industry. On September 7, 2009, we established a wholly owned subsidiary, Jiangsu Ruiyu New Energy Co., Ltd., to engage primarily in producing and selling solar modules. On April 30, 2010, we established a wholly owned subsidiary, Zhejiang ReneSola Photovoltaic Materials Co., Ltd., to engage primarily in producing and selling crucibles, steel wires and silicon carbon powder. These companies had not commenced business as of the date of this annual report.

In May 2009, as part of our growth strategy, Zhejiang Yuhui acquired a 100% equity interest in JC Solar for a total cash consideration of RMB140.3 million ($20.5 million), including tax paid in connection with the transfer of equity interests. JC Solar is a cell and module manufacturer located in Yixing, Jiangsu Province. JC Solar began cell production in October 2008 and module production in November 2005, and had an annual cell production capacity of 120 MW and an annual module production capacity of 135 MW as of December 31, 2009. It has obtained TÜV certification for monocrystalline solar modules made of 125 mm by 125 mm and 156 mm by 156 mm solar cell. JC Solar offers monocrystalline modules ranging from 40 W to 270 W and multicrystalline modules ranging from 200 W to 270 W in power output, and exported its products primarily to European markets in 2009.

On September 21, 2009, we entered into a share purchase agreement to acquire Dynamic Green Energy Limited, or Dynamic Green, for $80 million in the form of newly issued ordinary shares and $10 million in the form of a convertible promissory note issued by us. While the acquisition and share purchase agreement were approved by both companies’ boards of directors, relevant local government agencies did not approve the transaction. As a result, the share purchase agreement between Dynamic Green and us was terminated as of January 7, 2010. The termination was effective without penalty to us pursuant to the terms of the share purchase agreement.

In January 2008, we and certain selling shareholders completed our initial public offering of 10,000,000 ADSs listed on the NYSE. In June 2008, we completed a follow-on public offering of 10,350,000 ADSs sold by us and certain selling shareholders. In October 2009, we completed a follow-on public offering of 15,500,000 ADSs sold by us. As of December 31, 2009, we had a total of 172,624,912 outstanding shares, including 95,360,936 shares represented by 47,680,468 outstanding ADSs.

As of the date of this annual report, we conduct our business through the following key subsidiaries:

•	Zhejiang Yuhui, our operating company engaged in wafer production in China;

•	ReneSola America, which was incorporated in the State of Delaware, the United States, in November 2006 to facilitate our procurement of silicon raw materials and product sales in North America;

•	ReneSola Singapore Pte Ltd., which was incorporated in Singapore in March 2007 to facilitate our polysilicon procurement and product sales outside of China;

•	Sichuan ReneSola, which was established in Sichuan Province in August 2007 to engage in the production of polysilicon; and

•	JC Solar, which was incorporated in Jiangsu Province in November 2005 to engage in the production of solar cells and modules.

B. Business Overview

We are a leading global manufacturer of solar wafers and producer of solar power products based in China. Capitalizing on proprietary technologies, economies of scale, low cost production capabilities, technical innovations and know-how, we leverage our in-house polysilicon, solar cell and solar module manufacturing capabilities to provide our customers with high quality, cost competitive solar wafer products and OEM services. We possess a global network of suppliers and customers that include some of the leading global manufacturers of solar cells and modules.

We have rapidly expanded our manufacturing capacity since we began the production of solar wafers. We possess one of the largest solar wafer manufacturing plants in China based on production capacity as of December 31, 2009. As of December 31, 2009, we had an annual wafer manufacturing capacity of approximately 825 MW (based on the efficiency conversion calculation methodology adopted before and as of December 31, 2009) consisting of monocrystalline wafer manufacturing capacity of approximately 325 MW and multicrystalline wafer manufacturing capacity of approximately 500 MW. This represents a significant increase from our annual wafer manufacturing capacity of approximately 645 MW as of December 31, 2008, consisting of monocrystalline wafer manufacturing capacity of 325 MW and multicrystalline wafer manufacturing capacity of 320 MW. Our cell and module manufacturing capacity was 120 MW and 135 MW, respectively, as of December 31, 2009, compared with 25 MW and 50 MW, respectively, when we acquired JC Solar in May 2009.

In July 2009, we commenced trial production at the first phase of our polysilicon manufacturing facility in Meishan, Sichuan Province. This polysilicon facility is built in two phases, each with 1,500 metric tons of annual manufacturing capacity. Our polysilicon manufacturing facility utilizes a closed-loop modified Siemens process for polysilicon production. With the activation of TCS and hydrogenation processes, the trial production for the second phase has commenced and is expected to integrate into the first phase through a number of stages over the next few months.

As part of our expansion strategy, we plan to expand our annual wafer manufacturing capacity to approximately 1,210 MW by the end of the second quarter of 2010, consisting of monocrystalline wafer manufacturing capacity of approximately 380 MW and multicrystalline wafer manufacturing capacity of approximately 830 MW. We plan to expand our annual cell manufacturing capacity to approximately 240 MW and annual module manufacturing capacity to approximately 375 MW by the end of 2010. We also plan to expand our polysilicon manufacturing capacity to 3,000 metric tons by the end of 2010. Our planned manufacturing capacities are calculated using the adjusted methodology effective January 1, 2010, which is based on an efficiency rate of 17.4% for monocrystalline wafers and 16.0% for multicrystalline wafers.

We sell solar wafers primarily to solar cell and module manufacturers globally. Our top customers include some of the global industry leaders, including Gintech Energy Corporation, JA Solar Co., Ltd. and Suntech Power Co., Ltd. Other notable customers include Arise Technology Gmbh, Canadian Solar Inc. and Schott Solar AG. In 2008 and 2009, a significant portion of our wafer sales were made to companies based in Asia, primarily to leading solar cell and module companies in China, Hong Kong and Taiwan. In 2010, we seek to expand sales to key international markets in Europe and the United States. The majority of our module sales in 2009 were made to distributors located in Europe. Going forward, we will focus on expanding our customer base to wafer customers who also require modules production on an OEM basis.

With our competitive cost structure, we believe we are well positioned to capture market share in the global solar product market. Through continuous technology and process innovations and improvements in cell conversion efficiency, we were able to gradually reduce our silicon consumption rate to approximately 6.0 grams per watt in the second half of 2009, one of the lowest in the industry to our knowledge. In addition, we have continued to focus on implementing various cost reduction programs during 2009 and reduced our non-silicon wafer processing cost to approximately $0.33 per watt in the fourth quarter of 2009, from $0.43 per watt in the fourth quarter of 2008. We believe our in-house polysilicon production facility in Meishan, Sichuan Province, once it is fully operational, will not only enhance our ability to better control our raw material costs across our business and operational segments but also ensure a reliable polysilicon supply.

Except during the global economic downturn from 2008 to 2009, we have grown our shipments rapidly since we began manufacturing solar products in 2005. In 2007, 2008 and 2009, we shipped 124.5MW, 350.1MW and 526.6MW of solar products, respectively. Our net revenues increased significantly from $249.0 million in 2007 to $670.4 million in 2008 but decreased to $510.4 million in 2009. Our income from operations was $43.4 million and our net income was $42.9 million in 2007. We suffered an operating loss of $48.5 million and a net loss of $54.9 million in 2008. Our loss from operations was $90.6 million in 2009 and our net loss was $71.9 million in 2009.

Our Products and Services

We offer monocrystalline and multicrystalline wafers of various sizes and thicknesses. In wafer manufacturing, we are capable of slicing wafers with a thickness less than 180 microns on a large scale. We also offer wafer processing services to certain customers.

In addition, we also offer solar cells and modules. A solar cell is a device made from a silicon wafer that converts sunlight into electricity by a process known as the photovoltaic effect. Solar modules are arrays of interconnected solar cells encased in a weatherproof frame. We currently produce standard solar monocrystalline modules ranging from 40 W to 270 W and multicrystalline modules ranging from 200 W to 270 W in power output, built to general specifications for use in a wide range of residential, commercial, industrial and other solar power generation systems. We also offer cell and module processing services to certain customers.

Manufacturing

We manufacture solar wafers, and also offer cells and modules as a manufacturing service. In addition, we also manufacture solar-grade polysilicon.

Manufacturing Capacity

We have rapidly expanded our manufacturing capacity since we began our production of solar wafers. With the installation of our first 7 MW of monocrystalline ingot manufacturing capacity in September 2005, we expanded our monocrystalline ingot manufacturing capacity to 80 MW in 2006. In the first half of 2007, we installed additional 85 MW of monocrystalline ingot manufacturing capacity, bringing the total monocrystalline ingot manufacturing capacity to 165 MW. In the third quarter of 2007, we began the production of multicrystalline ingot by installing our first 75 MW of multicrystalline ingot manufacturing capacity. From 2007 to the end of 2009, we had gradually increased wafer slicing capability through installing wafer slicing facilities along with the ramp up of our ingot manufacturing capacity.

We operate one of the largest solar wafer manufacturing plants in China based on production capacity as of December 31, 2009. At that time, we had an annual wafer manufacturing capacity of approximately 825 MW, consisting of monocrystalline wafer manufacturing capacity of approximately 325 MW and multicrystalline wafer manufacturing capacity of approximately 500 MW. This represents a significant increase from our annual wafer manufacturing capacity of approximately 645 MW as of December 31, 2008, consisting of monocrystalline wafer manufacturing capacity of 325 MW and multicrystalline wafer manufacturing capacity of 320 MW. We plan to expand our annual wafer manufacturing capacity to approximately 1,210 MW by the second quarter of 2010, consisting of monocrystalline wafer manufacturing capacity of approximately 380 MW and multicrystalline wafer manufacturing capacity of approximately 830 MW.

As of December 31, 2009, we had cell and module manufacturing capacity of 120 MW and 135 MW, respectively, compared with cell and module manufacturing capacity of 25 MW and 50 MW, respectively, when we acquired JC Solar in May 2009. In addition, we plan to increase our annual cell and module manufacturing capacity to 240 MW and 375 MW, respectively, by the end of 2010.

Our planned manufacturing capacities for 2010 are calculated using the adjusted methodology effective January 1, 2010, which is based on an efficiency rate of 17.4% for monocrystalline wafers and 16.0% for multicrystalline wafers.

We had an annual polysilicon manufacturing capacity of 1,500 metric tons as of December 31, 2009. We operate our polysilicon manufacturing facility through our wholly owned subsidiary, Sichuan ReneSola, in Meishan, Sichuan Province. The facility consists of two phases, each with 1,500 metric tons of annual manufacturing capacity. The first phase of the facility started trial production in July 2009 with a production output of approximately 194 metric tons in 2009, below our previous estimate due to continuous system testing and trial runs. Production cost was also higher than previously expected due to continuous trial runs, system testing, the outsourcing of TCS and minimal activated hydrogenation processes. With the activation of TCS and hydrogenation processes, the trial production for the second phase has commenced and is expected to integrate into the first phase through a number of stages over the next few months. Once the facility is fully operational, we expect to have a stable cost-effective supply of polysilicon from in-house production, which complements our existing long-term and short-term polysilicon purchase agreements.

The following table sets forth the manufacturing capacities of our facilities.

Manufacturing Facilities	Annual Manufacturing Capacity as of December 31, 2009	Expected Annual Manufacturing Capacity as of December 31, 2010(1)
Cell	120 MW	240 MW
Module	135 MW	375 MW
Ingot—Monocrystalline	325 MW	380 MW
—Multicrystalline	500 MW	830 MW
Wafer	825 MW	1,210 MW
Polysilicon	1,500 metric tons	3,000 metric tons

(1)	Calculated based on the adjusted methodology effective January 1, 2010, which is based on an efficiency rate of 17.4% for monocrystalline wafers and 16.0% for multicrystalline wafers.

We cannot assure you that we will achieve our 2010 expansion plan. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our dependence on a limited number of third-party suppliers for key manufacturing equipment could prevent us from the timely fulfillment of customer orders and successful execution of our expansion plan.”

We selectively use automation to enhance the quality and consistency of our finished products and improve efficiency in our manufacturing processes. All of our current monocrystalline furnaces and a portion of our squaring machines were purchased from Chinese and Chinese-foreign joint venture solar power equipment suppliers in order to lower our equipment procurement, transportation and installation costs. Other major equipment is sourced from overseas.

Historically we have purchased all of our multicrystalline furnaces from foreign equipment suppliers. We have been collaborating with a domestic equipment maker in China for the first time to make multicrystalline furnaces.

Our manufacturing capacities comprise the following:

•	ingot production;

•	wafer slicing;

•	cell production;

•	module production; and

•	polysilicon production.

Ingot Production

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

Wafer Slicing

To produce multicrystalline wafers, multicrystalline ingots are first cut into pre-determined sizes. After a testing process, the multicrystalline ingots are cropped and the usable parts of the ingots are sliced into wafers by wire saws by the same high-precision cutting techniques as used for slicing monocrystalline wafers. After a cleaning and drying process, the wafers are inspected, packed and shipped.

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

Cell Production

The feedstock of solar cell manufacturing is solar wafers used as the base substrate. The process starts with cleaning and texturing the surface of a wafer, followed by a diffusion process in which an emitter is formed. The front and back sides of the wafer are isolated using the plasma etching technique, and the oxide formed during the diffusion process is removed to form an electrical field. An anti-reflective coating is then applied to the surface of the cell using plasma enhanced chemical vapors to enhance the absorption of sunlight. The front and back sides of the cell are screen printed with metallic inks and the cell then undergoes a fire treatment in order to preserve its mechanical and electrical properties. The cell is then tested and classified in accordance with its parameters.

Module Production

Solar modules are assembled from interconnected multiple solar cells by taping and stringing the cells into a desired electrical configuration. The interconnected cells are laid out, laminated in a vacuum, cured by heating and then packaged in a protective light-weight aluminum frame. Solar modules are then sealed and weatherproofed to withstand high levels of ultraviolet radiation and moisture.

Polysilicon Production

We use the modified Siemens process to produce polysilicon. The modified Siemens process includes three distinct steps: TCS production, distillation, and deposition. Our manufacturing system is able to recover and recycle exhaust gas throughout the process in our closed-loop manufacturing system.

Manufacturing of polysilicon starts with the manufacturing of TCS from MG-Si and liquid chlorine. TCS manufacturing consists of hydrogen chloride and TCS synthesis. During the hydrogen chloride synthesis step, liquid chlorine from a chlorine tank is vaporized to chlorine gas and sent to the hydrogen chloride synthesis furnace, where it reacts with hydrogen to generate hydrogen chloride. Next step is TCS synthesis in which MG-Si powder is delivered to a TCS furnace and reacted with hydrogen chloride gas. Raw TCS is purified through distillation to produce high purity TCS feedstock. The unused hydrogen chloride and silicon tetrachloride, a by-product, are also separated from TCS through distillation and condensation and are recycled to produce TCS through hydrogenation. The purified TCS from the distillation process is then vaporized, mixed with hydrogen gas, and then fed into the deposition reactor. The mixed gas passes over heated silicon slim rods inside the deposition reactor. In the reactor, high purity silicon is deposited on the rod’s surface. The constant feeding of TCS and hydrogen gas allows for continuous silicon deposition until it reaches a designed diameter, and produces polysilicon.

Raw Materials

The key raw material for our wafer production is polysilicon. Currently, we use polysilicon as primary feedstock to produce solar wafers. For the year ended December 31, 2009, polysilicon accounted for 57.7% of our wafer production cost. We procure our raw materials from diversified sources. In 2009, purchases from international suppliers accounted for 72.0% of the total purchase price we paid for polysilicon. Other raw materials include crucibles, slurry and wires.

Our top five suppliers, including OCI Company Ltd., Wacker Chemie AG, Sichuan Yongxiang Polysilicon Co., Ltd. and Jinko Solar Co., Ltd., or Jinko, collectively accounted for 76.0% of the total weight of silicon raw material we bought in 2009. Each of our top three suppliers accounted for more than 10% of the total weight of silicon raw materials we bought in 2009. Jinko is a company co-founded by, and whose directors include, the brothers of Xianshou Li, our director and chief executive officer.

Once our polysilicon manufacturing facility in Meishan, Sichuan Province is fully operational, we expect to have a stable cost-effective supply of polysilicon from in-house production, which complements our existing long-term and short-term polysilicon purchase agreements.

With respect to processing service arrangements, we secure polysilicon from some of our customers and sell solar wafers and modules to them in return. We also provide some of our customers with wafer processing services. These arrangements not only help to increase the utilization rate of our manufacturing capacity and mitigate the risk of delayed shipments to some of our customers due to weak industry demand, but also strengthen our relationships with customers. In 2009, we provided processing services to companies such as Suntech Power Co., Ltd.

Polysilicon market prices have fallen significantly since the fourth quarter of 2008 due to weak industry demand. We mitigated our risks relating to the quickly falling market polysilicon prices by renegotiating pricing terms to link them to spot market prices, instead of fixed costs, in all of our long-term polysilicon purchase agreements. We procure our polysilicon through long-term and short-term polysilicon purchase agreements, the spot market and our in-house production.

Customers and Sales

We sell solar wafers primarily to solar cell and module manufacturers globally. Our top customers include some of the global industry leaders, including Gintech Energy Corporation, JA Solar Co., Ltd. and Suntech Power Co., Ltd. Other notable customers include Arise Technology Gmbh, Canadian Solar Inc. and Schott Solar AG. We derived 56.4% and 55.5% of our sales from customers in China in 2008 and 2009, respectively. In 2008 and 2009, our top five customers collectively accounted for approximately 64.8% and 43.7%, respectively, of our total sales. In 2009, sales to Suntech Power Co., Ltd. accounted for over 10% of our total net revenues.

In 2008 and 2009, a significant portion of our wafer sales were made to companies based in Asia, primarily to leading solar cell and module companies in China, Hong Kong and Taiwan. While we will continue to maintain our customer base in this region, particularly in China, where many leading solar cell and module manufacturers are located and where the central government and some of the regional governments have recently implemented strong policy and fiscal support to the growth of solar industry, we will seek to expand sales to key international markets in Europe and North America. By adding larger sized solar wafers to our product portfolio, we will be able to offer a diversified selection of solar wafers to our customers to satisfy their needs. A majority of our module sales in 2009 were made to distributors located in Europe. Going forward, we will focus on expanding our module customer base to our wafer customers who also require module production on an OEM basis.

The following table sets forth by region our total net revenues for the periods indicated:

	Year Ended December 31,
	2007		2008		2009
	(in thousands, except percentages)
China	$155,015	62.3%	$378,009	56.4%	$283,300	55.5%
Taiwan	71,681	28.8	48,384	7.2	66,961	13.1
Hong Kong	—	—	29,915	4.5	32,858	6.4
Rest of Asia Pacific countries	15,476	6.2	173,373	25.9	21,258	4.2
Germany	57	—	37,382	5.6	49,253	9.6
Rest of Europe	—	—	3,161	0.5	39,464	7.7
United States	6,744	2.7	51	—	8,764	1.7
Others	—	—	92	—	8,546	1.7

Total	$248,973	100.0%	$670,366	100.0%	$510,405	100.0%

A substantial portion of our wafer sales, particularly our sales to major customers, are made under multi-year framework contracts and multi-year sales contracts. Framework contracts typically provide for the sales volume and price of our solar wafers for the first year. The pricing terms and sometimes the sales volumes for subsequent years are subject to annual renegotiation. Therefore, if prices for later years cannot be determined through renegotiation, the framework contract will be terminated or will not be performed. Multi-year sales contracts typically provide for the sales volume and price of our solar wafers for each year during the contract term. However, the pricing terms are either fixed or subject to reset in situations where the market benchmark price for solar wafers changes more than a certain percentage from the contracted price. In addition, we have entered into one-year sales contracts with some of our customers, which provide for an agreed sales volume at a fixed price. Some of our customers also make their purchases by purchase orders. For example, in December 2007, we entered into a framework contract with JA Solar Co., Ltd., under which JA Solar Co., Ltd. agreed to purchase an aggregate of 80 MW and 520 MW of monocrystalline wafers from July 2008 to June 2010 and from July 2010 to August 2013, respectively. In June 2008, we entered into an agreement with Suntech Power Co. Ltd. for the supply of approximately 1.5 GW of wafers over an eight-and-half-year period beginning in July 2008 to supersede the four-year contract between us entered into in October 2007 for the supply of 510 MW of wafers.

Under our processing arrangements with some of our customers, we obtain polysilicon from these customers and sell solar wafers and modules to them in return. The payments we make for the feedstock and the payments our customers make for the solar wafers are generally settled separately in line with market practice. Since 2006, we have also entered into wafer processing arrangements with certain customers, under which we process their silicon raw materials into ingots or wafers for a processing fee. In 2009, we entered into a wafer processing arrangement with an international module manufacturer. Under the terms of the contract, we supplied this module manufacturer with 120 MW of monocrystalline and multicrystalline solar wafers in 2009 and this module manufacturer supplied certain amounts of polysilicon to us.

In the first quarter of 2010, we entered into three module OEM contracts to provide an aggregate of 700 MW of solar modules to three major global solar companies over a period of approximately two quarters, three quarters and three years, respectively.

Starting from the fourth quarter of 2008, most of our sales have been made at the market price. The declining selling prices and the lowering of production costs along the solar power value chain should improve end-user affordability and ultimately increase demand for solar generated electricity. We aim to continue driving down production costs while improving operational efficiency to help shorten the gap to grid parity.

Quality Control

We apply our quality control system at each stage of our manufacturing process, from raw materials procurement to production and delivery, in order to ensure a consistent quality for our products. We conduct systematic inspections of incoming raw materials, ranging from silicon raw materials to various consumables, such as crucibles, steel wires and silicon carbon powder. We have formulated and adopted guidelines for recycling reclaimable silicon, ingot production and wafer slicing, and continue to devote efforts to developing and improving our inspection measures and standards. Prior to packaging, we conduct a final quality check to ensure that our solar wafers meet all our internal standards and customers’ specifications. We received the ISO 9001: 2000 certification for our quality assurance system for production which we believe demonstrates our technological capabilities and instills customer confidence.

As of December 31, 2009, we had a dedicated team of 375 employees overseeing our quality control processes, and they work collaboratively with our sales team to provide customer support and after-sale services. We emphasize gathering customer feedback for our products and addressing customer concerns in a timely manner.

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

Our competitors include specialized solar wafer manufacturers such as LDK Solar Co., Ltd., Jiangsu Shunda PV-Tech Co., Ltd., Green Energy Technology Inc., Sino-American Silicon Products Inc., Glory Silicon Technologies Co., Ltd., Giga Solar Materials Corp., Comtec Solar Systems Group Limited and M. SETEK Co., Ltd. Our competitors also include solar wafer manufacturing divisions of integrated solar product manufacturers, such as SolarWorld AG. In addition, some polysilicon suppliers, such as Renewable Energy Corporation and GCL-Poly Energy Holdings Limited, have decided to develop downstream by acquiring ingot and wafer producing capacities. Many of our competitors have a longer operating history, stronger market position, greater resources, better name recognition and better access to polysilicon than we do. Many of our competitors also have more established distribution networks and larger customer bases. In addition, many of our competitors are developing and are currently producing products based on alternative solar power technologies, such as thin-film technologies, that may reduce solar power products’ dependence on solar wafers.

The standard specifications of monocrystalline wafers used by most solar cell manufacturers are wafers in sizes of 125 mm by 125 mm and 156 mm by 156 mm and the standard specifications of multicrystalline wafers are in size of 156 mm by 156 mm. Most China-based wafer manufacturers offer wafers in these two sizes as we do. Due to the lack of sufficient market information, it is difficult for us to ascertain our competitive position vis-à-vis our competitors. For example, conversion efficiency of solar power products is not only determined by the quality of solar wafers but is also dependent on the solar cell and module production processes and technologies. Therefore, solar wafer manufacturers usually assume the conversion efficiency of their solar wafers based on the conversion efficiency of solar cells and modules manufactured by their customers, and there is a lack of publicly available information on the conversion efficiency of the solar wafers.

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

Our polysilicon manufacturing facility in Meishan, Sichuan Province is equipped with highly advanced technology and high-end equipment to achieve a fully closed-loop system which can recycle and convert certain waste into products through TCS that can be reused in the production process.

Insurance

We maintain property insurance policies with insurance companies covering our equipment, facilities, buildings and building improvements. These insurance policies cover losses due to fire, explosion, flood and a wide range of other natural disasters. Insurance coverage for our properties and inventory in China amounted to approximately RMB6,837 million ($1,002 million) as of December 31, 2009. We maintain product liability insurance of RMB1,903 million ($279 million) and business interruption insurance. We consider our insurance coverage to be in line with other manufacturing companies of similar size in China.

Regulation

Renewable Energy Law and Other Government Directives

In February 2005, China enacted its Renewable Energy Law, which became effective on January 1, 2006 and as amended in December 2009. The Renewable Energy Law sets forth policies to encourage the development and use of solar energy and other non-fossil energy. The renewable energy law sets out the national policy to encourage and support the use of solar and other renewable energy and the use of on-grid generation. It also authorizes the relevant pricing authorities to set favorable prices for the purchase of electricity generated by solar and other renewable power generation systems.

The law also sets out the national policy to encourage the installation and use of solar energy water-heating systems, solar energy heating and cooling systems, solar photovoltaic systems and other solar energy utilization systems. It also provides the general principles regarding financial incentives for the development of renewable energy projects. The projects, as listed in the renewable energy industry development guidance catalogue, may obtain preferential loans from financial institutions and can enjoy tax preferences. The State Council is authorized to stipulate the specific tax preferential treatments. However, so far, no rule has been issued by the State Council pertaining to this matter. In January 2006, China’s National Development and Reform Commission promulgated two implementation directives under the Renewable Energy Law. These directives set out specific measures in setting prices for electricity generated by solar and other renewable power generation systems and in sharing additional expenses incurred. The directives further allocate the administrative and supervisory authorities among different government agencies at the national and provincial levels and stipulate the responsibilities of electricity grid companies and power generation companies with respect to the implementation of the Renewable Energy Law.

China’s Ministry of Construction also issued a directive in June 2005, which seeks to expand the use of solar energy in residential and commercial buildings and encourages the increased application of solar energy in different townships. In addition, the State Council promulgated a directive in July 2005, which sets out specific measures to conserve energy resources.

In March 2009, China’s Ministry of Finance issued the Provisional Rules to the Administrative Regulations on Subsidy Capital for Application of Solar Photovoltaic Technology in Housing Construction, which are formulated to implement the Renewable Energy Law, realize the State Council’s strategic plan on energy conservation and emission reduction, and promote the solar photovoltaic technology application in housing construction. The provisional rules set out the subsidy standard to be RMB 20 per watt in 2009 and will be adjusted annually with the development of the industry. Certain criteria, which mainly relate to the minimum scale of the project, minimum conversion rate of the solar products, and certain industries with preferential granting of the subsidy, shall be met in order to apply for the subsidy.

On April 16, 2009, the General Offices of the PRC Ministry of Finance and the PRC Ministry of Housing and Urban-Rural Development jointly issued the Guidelines for Declaration of Demonstration Project of Solar Photovoltaic Building Applications. These guidelines set the subsidy to be given in 2009 to qualified solar projects at no more than RMB20 per watt for projects involving the integration of solar components into buildings’ structural elements and at no more than RMB15 per watt for projects involving the installation of solar components onto building rooftops and wall surfaces. In July 2009, the PRC Ministry of Finance and the PRC Ministry of Housing and Urban-Rural Development jointly issued the Implementation Plan for Demonstration Cities with Renewable Energy Building Application and the Implementation Plan for Promoting Renewable

Energy Building Application in Rural Areas. Pursuant to these plans, the central government will provide subsidies to certain cities and rural areas with renewable energy building applications. In July 2009 and November 2009, the PRC Ministry of Finance, the PRC Ministry of Science & Technology, and the National Energy Bureau jointly issued measures that provide for government subsidies to support the solar power industry.

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

In response to concerns suggesting that emissions of certain gases, commonly referred to as “greenhouse gases” (including carbon dioxide and methane) may be contributing to global climate change, China has indicated that it highly commends and supports the Copenhagen Accord, which endorses the continuation of the Kyoto Protocol. In 2009, China has decided to reduce the intensity of carbon dioxide emissions per unit of GDP by 40 to 45 percent by 2020, compared with the levels of 2005. This decision may require changes to the current law and policy. Any such changes in environmental laws or regulations may have adverse impact on the manufacture, sale and disposal of solar power products and their raw materials, which may in turn adversely affect us, our suppliers and our customers.

Restriction on Foreign Ownership

The principal regulation governing foreign ownership of solar power businesses in the PRC is the Foreign Investment Industrial Guidance Catalogue issued by PRC National Development and Reform Commission and PRC Ministry of Commerce, effective as of December 1, 2007, or the Catalogue 2007. However, the Catalogue 2007 is a replacement of the Foreign Investment Industrial Guidance Catalogue effective as of January 1, 2005, or the Catalogue 2005. Both Catalogue 2005 and Catalogue 2007 classify the various industries into four categories: encouraged, permitted, restricted and prohibited. Foreign invested companies categorized as “encouraged” are entitled to preferential treatment by the PRC government authorities, including exemption from tariffs on equipment imported for its own use. As confirmed by government authorities, Zhejiang Yuhui was categorized in the “encouraged” industry under Catalogue 2005. Although it is uncertain whether Zhejiang Yuhui will be categorized in the “encouraged” industry under Catalogue 2007, Catalogue 2005 will still apply for the investment projects approved before the effective date of Catalogue 2007.

Regulation of Foreign Currency Exchange and Dividend Distribution

Foreign Currency Exchange. The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations (1996), as amended, and the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996). Under these regulations, Renminbi are freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for most capital account items, such as direct investment, loan, repatriation of investment and investment in securities outside of China without the prior approval of the SAFE or its local counterparts. In addition, any loans to our operating subsidiaries in China, which are foreign-invested enterprises, cannot, in the aggregate, exceed the difference between their respective approved total investment amount and their respective approved registered capital amount. Furthermore, any foreign loan must be registered with the SAFE or its local counterparts for the loan to be effective. Any increase in the amount of the total investment and registered capital must be approved by the PRC Ministry of Commerce or its local counterpart. We may not be able to obtain these government approvals or registrations on a timely basis, if at all, which could result in a delay in the process of making these loans.

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

PRC law provides that anyone wishing to exploit the patent of another must conclude a written licensing contract with the patent holder and pay the patent holder a fee. One rather broad exception to this, however, is where a party possesses the means to exploit a patent for inventions or utility models but cannot obtain a license from the patent holder on reasonable terms and in a reasonable period of time, the PRC State Intellectual Property Office (SIPO) is authorized to grant a compulsory license. A compulsory license can also be granted where a national emergency or any extraordinary state of affairs occurs or where the public interest so requires. The patent holder may appeal such a decision within three months from receiving notification by filing suit in the People’s Court.

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

Trademark

The PRC Trademark Law, adopted in 1982 and revised in 1993 and 2001, with its implementation rules adopted in 2002, protects registered trademarks. The Trademark Office of the State Administration of Industry and Commerce handles trademark registrations and grants trademark registrations for a term of ten years.

C. Organizational Structure

We currently conduct our business through the following key subsidiaries:

•	Zhejiang Yuhui, our principal operating company engaged in wafer production in China;

•	ReneSola America, which was incorporated in the State of Delaware, the United States in November 2006 to facilitate our procurement of silicon raw materials in North America;

•	ReneSola Singapore Pte Ltd., which was incorporated in Singapore in March 2007 as an offshore vehicle to procure polysilicon in international markets;

•	Sichuan ReneSola, which was established in Sichuan Province in August 2007 to engage in the production of raw materials; and

•	JC Solar, which was incorporated in Jiangsu Province in November 2005 to engage in the production of solar cells and modules.

The following diagram illustrates our current corporate structure:

*	These companies have not commenced operations as of the date of this annual report.

D. Property, Plants and Equipment

We conduct our research, development and manufacturing of solar wafers at our facilities in Jiashan, Zhejiang Province, where we occupy a site area of approximately 277,658 square meters as of December 31, 2009. On this site, there are completed manufacturing facilities and office premises occupying an area of approximately 199,455 square meters. We conduct our research, development and manufacturing of polysilicon at our facilities in Meishan, Sichuan Province, where we occupied a site area of approximately 335,060 square meters as of December 31, 2009. Our cell and module manufacturing facilities are located at Yixing, Jiangsu Province, where we had a site area of 66,833 square meters as of December 31, 2009. Except as noted otherwise, we own the facilities completed and under construction and own the right to use the relevant land for the durations described below (including capacities and major equipment):

Products	Facility No.	Construction Area (square meters)	Duration of Land Use Right	Annual Capacities as of December 31, 2008	Annual Manufacturing Capacities as of December 31, 2009	Expected Annual Manufacturing Capacities as of December 31, 2010	Major Equipment
Monocrystalline ingots and wafers	1	42,000	January 2007 to November 2053 (a plot of 22,000 square meters); May 2006 to November 2053 (a plot of 18,000 square meters); and October 2006 to October 2056 (a plot of 23,000 square meters)	325 MW	325 MW	380 MW	Monocrystalline Furnaces NTC Wire Saws
	3	46,000	July 2007 to July 2057

Multicrystalline ingots and wafers	2	27,000	January 2007 to December 2056	320 MW	500 MW	830 MW	ALD Multicrystalline Furnaces HCT Wire Saws and Meyer Burger Wire Saws
	4	50,000	May 2008 to April 2058	—

Polysilicon	5	75,000	August 2008 to August 2058	—	1,500 metric tons	3,000 metric tons	Deposition reactors, rectifying tower and hydrogenation reactor

Cells	6	16,843	February 2008 to December 2056	25 MW	120 MW	240 MW	Cell printing, testing and sorting equipment
Modules				50 MW	135 MW	375 MW

We believe that our existing facilities, together with our facilities under construction, are adequate for our expansion plan in 2010.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

A. Operating Results

Overview

We are a leading global manufacturer of solar wafers and producer of solar power products based in China. Capitalizing on proprietary technologies, economies of scale, low cost production capabilities, technical innovations and know-how, we leverage our in-house virgin polysilicon, solar cell and solar module capabilities to provide our customers with high quality, cost competitive solar wafer products and OEM services. We possess a global network of suppliers and customers that include some of the leading global manufacturers of solar cells and modules.

We have rapidly expanded our manufacturing capacity since we began the production of solar wafers. We possess one of the largest solar wafer manufacturing plants in China based on production capacity as of December 31, 2009. As of December 31, 2009, we had an annual wafer manufacturing capacity of approximately 825 MW consisting of monocrystalline wafer manufacturing capacity of approximately 325 MW and multicrystalline wafer manufacturing capacity of approximately 500 MW. This represents a significant increase from our annual wafer manufacturing capacity of approximately 645 MW as of December 31, 2008, consisting of monocrystalline wafer manufacturing capacity of 325 MW and multicrystalline wafer manufacturing capacity of 320 MW. Our cell and module manufacturing capacity was 120 MW and 135 MW, respectively, as of December 31, 2009, compared with 25 MW and 50 MW, respectively, when we acquired JC Solar in May 2009. We had a polysilicon manufacturing capacity of 1,500 metric tons as of December 31, 2009.

Except during the global economic downturn from late 2008 to 2009, we have grown rapidly since we began manufacturing solar wafers and related products in 2005. Our net revenues increased significantly from $249.0 million in 2007 to $670.4 million in 2008 but decreased to $510.4 million in 2009. Our income from operations was $43.4 million and our net income was $42.9 million in 2007. We suffered an operating loss of $48.5 million and a net loss of $54.9 million in 2008, partly due to a non-cash reserve charge on inventory of $137.0 million recorded in the fourth quarter of 2008 as a result of the significant decline in the market price and value of polysilicon feedstock, work in progress and finished solar wafers. Our loss from operations was $90.6 million in 2009 and our net loss was $71.9 million in 2009, partly attributable to an inventory write-down of $71.3 million against the net realizable value of inventories as a result of the further decline in the market price and value of polysilicon feedstock, a provision for doubtful other receivable of $8.6 million from Linzhou Zhongsheng Semiconductor, and an impairment loss of $13.4 million from the decline in the fair value of our investment in a polysilicon manufacturer whose shares are traded on the Toronto Stock Exchange.

Our growth is driven by the industry demand for solar power products, our ability to win market share from our competitors, our ability to manage our manufacturing capacity and production output, and our ability to improve operational efficiencies. The most significant factors that affect the financial performance and results of operations of our solar products business are:

•	industry demand and product pricing;

•	manufacturing capabilities;

•	advancements in process technologies; and

•	availability and prices of polysilicon.

Industry demand and product pricing

Our business and revenue growth largely depends on market demand for solar power products. The demand for solar power products is influenced by macroeconomic factors such as government regulations and support of the solar industry, the global economic situation, the supply and prices of other energy products, such as oil, coal and natural gas, as well as government regulations and policies on the electric utility industry.

Our product prices are based on a variety of factors, including polysilicon costs, supply and demand conditions globally, the quality of our products, our pricing strategy, and the terms of our customer contracts, including sales volumes, and the terms on which certain customers supply us with silicon raw materials under buy-and-sell arrangements, taking into account the strength and history of our relationship with said customer. In 2006, 2007 and in the first three quarters of 2008, the average selling price of our wafers increased due to strong demand. However, excess production capacity and weak industry demand since late 2008 due to decreased financing availability for downstream customers of solar power products as a result of global economic turbulence and significant decreases in polysilicon prices had resulted in selling price reduction along the solar power value chain. During the period, increased manufacturing capacity in the industry also contributed to a decline in the selling price. As global economic conditions started improving since the second half of 2009, the solar industry is seeing a strong demand increase in the first half of 2010 and a stabilizing trend of increasing average selling prices for our wafer products. However, we expect solar product prices to continue to decline in the near future due to increased production efficiencies, reductions in polysilicon costs and increases in manufacturing capacity in our industry. We believe these continued price reductions, together with the lowering of production costs along the solar power value chain, will improve end-user affordability and ultimately increase demand for solar generated electricity.

Wafer manufacturing capability complemented by polysilicon, cell and module manufacturing capabilities

We continued to execute our strategy to enhance our competitive platform built on product quality, cost-effective manufacturing capabilities, technology and brand recognition in our wafer business supported by integrated manufacturing of in-house polysilicon and solar cells and modules. We capitalize on increasing demand for our high quality products by leveraging and strengthening our core wafer customer relationships to further drive revenue growth through reducing costs, better quality control and shortening of production cycle. We believe the economies of scale resulting from our increasing manufacturing capacity have enhanced, and will continue to enhance, our cost structure and manufacturing efficiency.

We have rapidly expanded our manufacturing capacity since we began the production of solar wafers. We possess one of the largest solar wafer manufacturing plants in China based on production capacity. As of December 31, 2009, we had an annual wafer manufacturing capacity of approximately 825 MW, consisting of monocrystalline wafer manufacturing capacity of approximately 325 MW and multicrystalline wafer manufacturing capacity of approximately 500 MW. This represents a significant increase from our annual wafer manufacturing capacity of approximately 645 MW as of December 31, 2008, consisting of monocrystalline wafer manufacturing capacity of 325 MW and multicrystalline wafer manufacturing capacity of 320 MW. As part of our expansion strategy, we plan to expand our annual wafer manufacturing capacity to approximately 1,210 MW by the second quarter of 2010, consisting of monocrystalline wafer manufacturing capacity of approximately 380 MW and multicrystalline wafer manufacturing capacity of approximately 830 MW. Our planned manufacturing capacities for 2010 are calculated using the adjusted methodology effective January 1, 2010, which is based on an efficiency rate of 17.4% for monocrystalline wafers and 16.0% for multicrystalline wafers.

Our cell and module manufacturing capacity was 120 MW and 135 MW, respectively, at the end of 2009, compared with 25 MW and 50 MW, respectively, when we acquired JC Solar in May 2009. In the second half of 2009, we satisfied approximately 41.6% of our requirements for solar cells with our in-house production and the remainder was purchased externally or secured through toll services from third party cell manufacturers in order to fill the gap between our cell and module manufacturing capability. As the third party cell manufacturers are usually those which have established relationship with us through our wafer sales, we are benefited with the easy access built on historical relationships to meet our requirement. We also plan to expand our annual cell manufacturing capacity to approximately 240 MW and annual module manufacturing capacity to approximately

375 MW by the end of 2010 to provide our customers with OEM services. Our planned manufacturing capacities for 2010 above are calculated using our adjusted methodology effective January 1, 2010, which is based on an efficiency rate of 17.4% for monocrystalline wafers and 16.0% for multicrystalline wafers. We cannot assure you that we will achieve our 2010 expansion plan. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our dependence on a limited number of third-party suppliers for key manufacturing equipment could prevent us from the timely fulfillment of customer orders and successful execution of our expansion plan.”

Our polysilicon manufacturing facility in Meishan, Sichuan Province, operated through our wholly owned subsidiary, Sichuan ReneSola, is expected to achieve an annual manufacturing capacity of 3,000 metric tons by the end of 2010. The facility consists of two phases, each with 1,500 metric tons of annual manufacturing capacity. The first phase of our polysilicon manufacturing facility started trial production in July 2009 and reached annual manufacturing capacity of 1,500 metric tons as of December 31, 2009. With the activation of TCS and hydrogenation processes, the trial production for the second phase has commenced and is expected to integrate into the first phase through a number of stages over the next few months.

Advancements in process technologies

Advancements in our process technologies are important to our financial performance as they improve production yield, reduce manufacturing costs and enhance the quality and performance of our products. We have developed proprietary technologies in our wafer manufacturing processes. For example, we are able to produce more monocrystalline ingots by adding silicon raw materials in the furnaces after each production cycle without waiting for the furnaces to cool. This innovation enables us to increase the yield of our ingots, reduce electricity costs and enhance the utilization rate of our furnaces and consumables, such as crucibles. We have also modified certain manufacturing equipment design in both ingot and wafer slicing production and developed advanced processes, which have resulted in improved production yield and higher quality of wafers. Our experience, technical know how and expertise in wafer manufacturing enable us to produce high quality solar wafers. Through continuous technology innovations and improvements in operational efficiency, we were able to reduce our silicon consumption rate to 6.0 grams per watt in the second half of 2009, one of the lowest in the industry to our knowledge, from over 6.8 grams per watt in the first quarter of 2008. Improved productivity through equipment customization and cost reduction initiatives enabled us to significantly reduce our non-silicon wafer processing cost to $0.33 per watt in the fourth quarter of 2009 from $0.43 per watt in the fourth quarter of 2008. We plan to further reduce our wafer processing cost per watt in the future through, among other things, customization of equipment used to manufacture ingots, optimizing supply chain management, process improvements and slurry recycling.

Availability and prices of polysilicon

Polysilicon is the primary raw material used to make crystalline silicon solar wafers. The increase in demand for solar power products in the past few years led to an industry-wide polysilicon shortage and significant price increases in polysilicon. Based on our purchase orders, polysilicon prices increased from $210 per kilogram in 2007 to between $280 and $460 per kilogram in the most part of 2008. To address this shortage, we manufactured solar wafers from a wide range of silicon raw materials, including reclaimable silicon raw materials such as broken wafers and broken cells that are difficult to process but are less expensive than other reclaimable silicon raw materials.

The solar industry experienced weakened demand from late 2008 to late 2009 as a result of the global economic downturn during the period. With increased industry supply of polysilicon since the fourth quarter of 2008, market polysilicon prices fell rapidly to $150 to $200 per kilogram in the beginning of 2009 and further down to $50 to $55 per kilogram in the fourth quarter of 2009. As such, the cost advantage in the continuing use of reclaimable silicon raw materials quickly diminished. As a result, we decided in late 2008 to stop using reclaimable silicon raw materials as primary feedstock, and started using polysilicon as primary raw materials instead. We currently source polysilicon from various sources, including long-term supply contracts, short term contracts, customers under processing services, and spot purchases in China and internationally. Our purchase contracts and orders generally reflect the prevailing market prices.

In addition, we secure feedstock from some of our customers and sell solar wafers or ingots to them in return. We also provide some of our customers with wafer processing services. These agreements not only enhance the utilization rate of our manufacturing capacity and mitigate the risk of raw material price increases; they also strengthen our strategic partnerships with customers.

Our polysilicon manufacturing facility in Meishan, Sichuan Province, started trial production of its first phase in July 2009 and produced 194 metric tons of polysilicon in 2009. The first phase is expected to be fully operational in the middle of 2010. Together with the second phase that is expected to be operational in second half of 2010, we will have 3,000 metric tons of annual polysilicon manufacturing capacity by the end of 2010. Once the facility is fully operational, we expect to have a stable cost-effective supply of polysilicon from in-house production, which complements our existing long-term and short-term polysilicon purchase agreements.

Overview of Financial Results

Net Revenues

We derive revenue primarily from the sale of solar wafers and modules. We also sold silicon raw materials in 2007 to meet our liquidity needs. In 2007 and 2008, we derived a portion of our revenues from the sale of ingots, when our ingot manufacturing capacity was larger than our wafer slicing capacity. In 2007, 2008 and 2009, we also generated processing services revenues by processing some of our customers’ silicon raw materials into silicon ingots and/or solar wafers. Set forth below is the breakdown of our net revenues by product and service, in absolute amount and as a percentage of total net revenues, for the periods indicated.

	Year Ended December 31,
	2007		2008		2009
	(in thousands, except percentages)
Net revenues
Product sales	$231,282	92.9%	$580,375	86.6%	$488,508	95.7%
Solar wafers	226,552	91.0	555,897	82.9	426,088	83.6
Solar modules	—	—	—	—	56,343	11.0
Ingots	1,255	0.5	561	0.1	45	—
Solar cells	—	—	8,864	1.3	4,286	0.8
Other materials	3,475	1.4	15,052	2.3	1,746	0.3
Processing services	17,691	7.1	89,991	13.4	21,897	4.3

Total	$248,973	100.0%	$670,366	100.0%	$510,405	100.0%

Our net revenues derived from product sales are net of VAT, sales returns and exchanges. Factors affecting our net revenues derived from product sales include our unit sales volume and average selling price. We increased wafer shipment in 2007, 2008 and 2009 due to strong demand for our products, increased production output and increased brand recognition. Selling prices of our solar wafers increased sequentially from quarter to quarter in 2007 primarily due to the robust market demand. Selling prices of our solar wafers continued to increase in 2008 until the fourth quarter when selling prices started falling due to the negative impact of the global financial crisis on the solar industry. Although selling prices of our solar wafers continued to decrease in 2009 due to weak market demand and increased competition, the price reduction decelerated towards the end of 2009 due to increased demand as a result of the global economic recovery.

Sales to our major customers are typically made under multi-year framework contracts or multi-year sales contracts, supplemented by short term and market spot sales. Framework contracts typically provide for the sales volume and price of our products for the first year. The pricing terms and sometimes the sales volumes for subsequent years are subject to annual renegotiation. Therefore, if prices for later years cannot be determined through renegotiations, the framework contracts will be terminated or will not be performed. Multi-year sales contracts typically provide for the sales volume and price of our solar wafers for each year of the contract term. However, the pricing terms are either fixed or subject to reset in situations where the market benchmark price for solar wafers changes more than a certain percentage from the contracted price. In addition, we have entered into one-year sales contracts with some of our customers which provide for an agreed sales volume at a fixed price schedule. Compared to spot sales contracts, we believe our framework contracts and sales contracts not only provide us with better visibility into future revenues, but also help us enhance relationships with our customers. Generally the prices of our solar wafers are determined near the end of the previous year or at the time when the contracts or framework contracts are entered into. Our sales contracts and framework contracts historically required our customers to make a prepayment depending on their credit status, market demand and the term of the contracts, with the remaining price to be paid within a short period after shipment. Our ability to require prepayment from our customers primarily depends on industry demand and supply.

In 2007, 2008 and 2009, our top five customers collectively accounted for 77.7%, 64.8% and 43.7%, respectively, of our net revenues. In 2007, sales to each of our top three customers, which included Solarfun Power Holding Ltd. and Suntech Power Co., Ltd., accounted for over 10% of our net revenues, with sales to each of our top two customers, which included Suntech Power Co., Ltd., representing over 20% of our net revenues. In 2008, sales to each of Suntech Power Co., Ltd. and Jetion Solar Holdings Limited accounted for over 10% of our net revenues, with sales to Suntech Power Co., Ltd. representing over 30% of our net revenues. In 2009, sales to Suntech Power Co., Ltd. accounted for over 10% of our net revenues.

We have worked to achieve a balanced sales mix in geographical markets to mitigate market concentration risk. In the past, changes in our product mix resulted in changes in our geographical market concentration. For example, our sales to Europe decreased substantially in 2006 as we discontinued the sale of solar modules, the primary customers of which were based in Europe. We determine the geographical market of our net sales based on the immediate destination of our shipped goods. The following table sets forth the breakdown of our net revenues by geographic market, in absolute amount and as a percentage of total net revenues, for the periods indicated.

	Year Ended December 31,
	2007		2008		2009
	(in thousands, except percentages)
China	$155,015	62.3%	$378,009	56.4%	$283,300	55.5%
Taiwan	71,681	28.8	48,384	7.2	66,961	13.1
Hong Kong	—	—	29,915	4.5	32,858	6.4
Rest of Asia Pacific countries	15,476	6.2	173,373	25.9	21,258	4.2
Germany	57	—	37,382	5.6	49,253	9.6
Rest of Europe	—	—	3,161	0.5	39,464	7.7
United States	6,744	2.7	51	—	8,764	1.7
Others	—	—	92	—	8,546	1.7

Total	$248,973	100.0%	$670,366	100.0%	$510,405	100.0%

In 2007, 2008 and 2009, a majority of our sales were made to companies based in Asia, primarily to leading solar cell and module companies in the greater China region. While we will continue to maintain our customer base in this region, particularly in China, where many leading solar cell and module manufacturers are located and where the central government and some of the regional governments have recently stepped up strong policy and fiscal support to the growth of the solar industry, we will also expand sales to international key markets in Europe and the United States.

Cost of Revenues

Our cost of revenues consists primarily of costs for:

•	polysilicon raw materials;

•	consumables, including crucibles, steel sawing wires and slurry;

•	direct labor costs, including salaries and benefits for our manufacturing personnel;

•	overhead costs, including equipment maintenance and utilities such as electricity and water used in manufacturing; and

•	depreciation of manufacturing facilities and equipment.

All the above costs increased from 2007 to 2009 as we expanded our manufacturing capacity and increased our sales volume. The increase in our feedstock costs was attributable to increases in raw materials purchase volume from 2007 to 2009. Polysilicon spot prices started to fall significantly in the fourth quarter of 2008 as a result of the negative impact of the global financial crisis on the solar industry. As such, the increase in raw material cost in 2009 as a result of an increase of shipment volume was partially offset by the raw material price reduction. We recorded an inventory write-down in 2008 and 2009 to reflect the decreased value of our feedstock, work in progress and finished goods against the net realizable value of inventories as a result of the significant decline of the market prices for silicon raw materials. Excluding inventory write-downs, our gross margin was 18.3% in 2008 and 5.5% in 2009.

We had sold solar modules until April 2006 and started solar module sales again in June 2009 as a result of our acquisition of JC Solar. Module sales are typically carried with a warranty for minimum power output of up to 25 years following the date of sale. We also provided a warranty for our solar modules against defects in materials and workmanship for a period of five years from the date of sale. We accrued warranty costs generated from solar module sales of approximately $3.2 million for year 2005 to year 2009, including $2.6 million attributable to our acquisition of JC Solar.

Gross Margin

Our gross margin is affected by changes in our net revenues and cost of revenues. Our net revenues are determined by the average selling price of our products, as well as MW of products that we are able to sell. Our cost of revenues is affected by our ability to manage raw material costs and our ability to manage our manufacturing processes efficiently. Our gross margin decreased from 21.5% in 2007 to negative 2.1% in 2008. The decrease was primarily due to the lowering of the average selling price of our products, as well as a non-cash reserve charge on inventory of $137.0 million in the fourth quarter of 2008 to reflect the decreased value of our feedstock such as polysilicon and reclaimable silicon materials, work in progress and finished solar wafers as a result of the significant decline of market prices of silicon raw materials. Our gross margin decreased from negative 2.1% in 2008 to negative 8.5% in 2009. The decrease was primarily due to the further decline in selling price of our products as well as the $71.3 million inventory write-down we made in 2009. We seek to improve our gross margin by:

•	increasing production yield by efficiently reducing silicon consumption through technical innovations and improving labor skills to improve processing efficiency;

•	reducing manufacturing costs through enhanced supply chain management; and

•	providing processing services to selected customers to increase equipment utilization rate.

Operating Expenses

Our operating expenses include sales and marketing expenses, general and administrative expenses and research and development expenses.

Sales and marketing expenses

Sales and marketing expenses consist primarily of salaries, bonuses and pensions for our sales personnel, commission paid to our sales agents, outbound freight, share-based compensation expenses and benefits, travel and other sales and marketing expenses.

We expect our selling expenses to increase in the near term as we increase our sales efforts, hire additional sales personnel, improve workmanship, and establish a minimum power output warranty for our module products consistent with industry averages, target new markets and initiate additional marketing programs to build our brand. However, as sales revenues are expected to grow as a result of economies of scale and anticipated demand growth, our sales and marketing expenses, as a percentage of net revenues, is expected to decrease.

General and administrative expenses

General and administrative expenses consist primarily of salaries, bonuses and benefits for our administrative and management personnel, consulting and professional service fees, travel, and related costs of our administrative and management personnel. In 2007, 2008 and 2009, we recognized share-based compensation expenses in connection with certain members of our management team. In 2007, our general and administrative expenses increased primarily due to increased salaries and benefits as we hired more staff to manage our growing business as well as expenses related to setting up our offices in Malaysia, Singapore and the United States. During the same period, we also experienced an increase in professional fees and compliance expenses as we became a public company listed on AIM. Likewise for 2008 and 2009, our general and administrative expenses increased primarily due to increased salaries and benefits as we hired additional staff to manage our growing business. During the same period, we also experienced an increase in professional fees and compliance expenses as we became a public company listed on the NYSE.

We expect our general and administrative expenses to continue to increase as we hire additional personnel and advisors and incur expenses including costs to support our growing operations and compliance-related costs due to our being a publicly listed company in the United States.

Research and development expenses

Research and development expenses primarily relate to equipment and raw materials used in our research and development activities, research and development personnel costs, and other costs related to the design, development, testing and enhancement of our products and processes. In 2007, 2008 and 2009, our research and development expenses amounted to approximately $1.1 million, approximately $9.7 million, and approximately $14.5 million, respectively. We expect our research and development expenses to increase in the near future as we will continue to expand and promote innovations in our processing technologies of manufacturing polysilicon, ingots, wafers, cells and modules. We plan to hire more research and development personnel and devote greater resources to research and development efforts. We plan to focus on improving manufacturing efficiency and reducing our manufacturing costs by enhancing manufacturing yields, which enable us to deliver higher efficiency products at a lower cost in each segment of our production. In ingot manufacturing, our research and development efforts will continue to focus on optimizing process improvement and equipment re-configuration to increase productivity of ingot growing. In wafer slicing, our efforts will focus on process improvement to optimizing slicing yield through expediting slicing speed and slicing thinner wafers. In cell manufacturing, we will focus on improving cell efficiency through various development projects. Accordingly, the amount of our research and development expenses is expected to increase moderately.

Other Income and Expenses

Our other income and expenses consist primarily of interest income, interest expenses, foreign currency exchange gains or losses and gains on repurchase of convertible bonds, and other-than-temporary impairment loss on available-for-sale investment.

Our interest income represents interest on our cash balance. Our interest expenses relate primarily to our short-term borrowings from banks, less capitalized interest expenses to the extent they relate to our capital expenditures.

Our foreign currency exchange gain or loss results from our net exchange gains and losses on our monetary assets and liabilities denominated in foreign currencies during the relevant period. Our functional currency is Renminbi. Foreign currency transactions have been translated into functional currency at the exchange rate prevailing on the date of transaction. Foreign currency denominated monetary assets and liabilities are translated into our functional currency at exchange rates prevailing on the balance sheet date. Due to the continued appreciation of Renminbi against the U.S. dollar from 2005, we incurred foreign exchange losses when we held more U.S. dollar-denominated assets than our U.S. dollar-denominated liabilities. Our reporting currency is the U.S. dollar. Assets and liabilities have been translated into our reporting currency using exchange rates prevailing on the balance sheet date. Income statement items have been translated into our reporting currency using the weighted average exchange rate for the relevant periods. Translation adjustments have been reported as a component of accumulated other comprehensive income in the consolidated balance sheets. In 2007, 2008 and 2009, we had foreign exchange losses of $4.0 million, $3.1 million and $1.4 million, respectively.

We recorded gains of $8.0 million in 2009 on the repurchase of our convertible bonds due to the repurchase price discount.

We recorded an other-than-temporary impairment loss on available-for-sale investment of $13.4 million in 2009 as a result of the decline in the fair value of our equity interest in the Investee. This loss was recorded as non-operating expenses.

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

Zhejiang Yuhui increased its registered capital from $1.5 million to $16.5 million in April 2006, $28.5 million in September 2006, $45.0 million in January 2007 and $102.5 million in August 2007. According to relevant PRC tax regulations before the enactment of the Enterprise Income Tax Law, Zhejiang Yuhui is entitled to a full exemption from enterprise income tax for two years starting from its first profitable year of operation with respect to income from operations attributable to the increased capital and a 50% deduction in income taxes for the following three years, upon written approval from the tax authority. Since Zhejiang Yuhui’s capital increase from $45.0 million to $102.5 million was registered after March 16, 2007, it has received an approval from the PRC tax authority in Zhejiang Province which provided that income attributable to this capital increase would receive preferential tax treatment until December 31, 2007. However, under the new Enterprise Income Tax Law, there remains uncertainty as to whether we can maintain the preferential tax treatment for income attributable to some of Zhejiang Yuhui’s capital increases.

In addition, although the approval letter Zhejiang Yuhui received from the PRC tax authority indicated that income attributable to Zhejiang Yuhui’s capital increase from $45.0 million to $102.5 million can only enjoy preferential tax treatment before December 31, 2007, in practice Zhejiang Yuhui has only paid tax on income attributable to such capital increase at a rate of 12.5% after January 1, 2008, which is 50% of the statutory tax rate. The tax authority may request Zhejiang Yuhui to make a supplementary tax payment on our income which was taxed at a rate of 12.5% and also request Zhejiang Yuhui to pay tax at the rate of 25% in the future.

Under the Provisional Regulation of China on Value Added Tax and its implementing rules, all entities and individuals engaged in the sale of goods, the provision of processing, repairs and replacement services, and the importation of goods into China are generally required to pay VAT at a rate of 17.0% of the gross sales proceeds received, less any deductible VAT already paid or borne by the taxpayer. Further, when exporting goods, the exporter is entitled to a partial or full refund of VAT that it has already paid or borne. Accordingly, we are subject to a 17.0% VAT with respect to our sales of solar wafers in China. Historically, we were entitled to a 13% refund on VAT that we had already paid or borne with respect to our export of solar wafers. However, starting from July 1, 2007, the VAT refund is reduced to 5%, which materially affects our export of solar wafers. Since April 1, 2009, the VAT refund has reverted to 13%. Imported raw materials that are used for manufacturing export products and are deposited in bonded warehouses are exempt from import VAT.

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

Disposal of Equity Interest in Linzhou Zhongsheng Semiconductor

In August 2007, we invested in a 49% equity interest in Linzhou Zhongsheng Semiconductor, a polysilicon manufacturing company located in Henan Province. Linzhou Zhongsheng Steel invested 51% equity in the joint venture. Under the joint venture agreement, we are obligated to purchase 90% of the Joint Venture’s output, at 97% of the market price, for a period of thirty years. In June 2008, we and Linzhou Zhongsheng Steel amended our joint venture agreement to reduce our contracted obligation to purchase the output of Linzhou Zhongsheng Semiconductor from 90% to a minimum of 55% at market price with a term of three years, instead of thirty years in the original agreement. We sold our 49% equity interest in the joint venture to Linzhou Zhongsheng Steel in September 2008. We consolidated Linzhou Zhongsheng Semiconductor in our December 31, 2007 balance sheet, as Linzhou Zhongsheng Semiconductor was deemed a variable interest entity with our company as the primary beneficiary. The equity interest of Linzhou Zhongsheng Semiconductor not owned by us was reported as a minority interest on the balance sheet as of December 31, 2007.

As a result of our amendment to the joint venture agreement to reduce our contractual obligation to purchase the output of Linzhou Zhongsheng Semiconductor, Linzhou Zhongsheng Semiconductor was no longer considered a variable interest entity given that we no longer absorbed significant variability of Linzhou Zhongsheng Semiconductor and were no longer the primary beneficiary of Linzhou Zhongsheng Semiconductor. Effective from June 28, 2008, we accounted for our investment in Linzhou Zhongsheng Semiconductor prospectively under the equity method of accounting. Equity method adjustments include our proportionate share of the investee’s income or loss, gains or losses resulting from investee capital transactions, adjustments to recognize certain differences between our carrying value and our equity in net assets of the investee at the date of investment, impairments, and other adjustments required by the equity method. Our equity interest in the earnings of Linzhou Zhongsheng Semiconductor was RMB159.7 million prior to the divestiture in September 2008.

We sold our 49% equity interest in Linzhou Zhongsheng Semiconductor to Linzhou Zhongsheng Steel in September 2008 at a total consideration of RMB200 million. The share transfer agreement with Linzhou Zhongsheng Steel was amended in December 2008. The amended agreement stipulates that, of the total consideration of RMB200 million, RMB40 million would be paid in cash, RMB4 million would be treated as credit for existing purchases of polysilicon and RMB156 million would be treated as prepayment, to either be used as a credit through a discount to spot market price against future delivery of polysilicon from the joint venture or be repaid in cash, at our discretion. However, Linzhou Zhongsheng Semiconductor stopped the delivery of polysilicon in early 2009 and continued to fail to fulfill its obligations. We decided to take legal action to collect the remaining amount of the receivable and to record a provision of $8.6 million in the fourth quarter of 2009 against doubtful other receivables accordingly.

We have initiated arbitration proceedings against Linzhou Zhongsheng Steel and Linzhou Zhongsheng Semiconductor before China International Economic and Trade Arbitration Commission, or CIETAC, for the equity transfer dispute. As of the date of this annual report, CIETAC has accepted our arbitration application and requested the other parties to join the arbitration proceedings to reply to our claims.

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

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements. We believe that the following accounting policies involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates. The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this annual report.

Revenue recognition

We recognize revenues when persuasive evidence of an arrangement exists, the products are delivered and title and risk of loss has passed to customers, the price to the buyer is fixed and determinable, and collectability is reasonably assured. Revenue includes reimbursement of shipping and handling costs. A majority of our contracts provide that products are shipped under free on board, or FOB, terms or cost, insurance and freight, or CIF, terms. Under FOB, we fulfill our obligation when the goods have passed over the ship’s rail at the named port of shipment. The customer bears all costs and risks of loss of or damage to the goods from that point. Under CIF, we must pay the costs, insurance and freight necessary to bring the goods to the named port of destination, and bear the risk of loss of or damage to the goods during transit. We recognize revenue when the title of goods and risk of loss or damage is transferred to the customers based on the terms of the sales contracts if other criteria are met. We extend credit terms only to a limited number of customers and receive cash for the majority of the sales transactions before delivery of products, which are recorded as advances from customers. For customers to whom credit terms are extended, we assess collectibility based on a number of factors, including past transaction history with the customer and creditworthiness of the customer.

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

The impairment loss of long-lived assets was nil, $0.7 million and nil for the years ended December 31, 2007, 2008 and 2009. The impairment loss incurred in fiscal year 2008 is related to the impairment of long-lived assets of ReneSola Malaysia. We determined the fair value using a market-based valuation technique.

Income tax

We periodically evaluate the likelihood of the realization of deferred tax assets, and reduce the carrying amount of these deferred tax assets by a valuation allowance to the extent we believe a portion will not be realized. We consider many factors when assessing the likelihood of future realization of our deferred tax assets, including our recent cumulative earnings experience by taxing jurisdiction, expectations of future taxable income, the carry-forward periods available to us for tax reporting purposes, and other relevant factors. Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities, or the expected timing of their use when they do not relate to a specific asset or liability. We realized a tax benefit of $41.2 million in 2009 by offsetting our income tax for 2009. The total current and non-current deferred tax assets were $64.6 million as of December 31, 2009.

Inventory

Our inventories are stated at the lower of cost or net realizable value. The valuation of inventory requires us to estimate excess and slow moving inventory. The determination of the value of excess and slow moving inventory is based upon assumptions of future demands and market conditions. If actual market conditions are less favorable than those projected by management, inventory write-downs may be required. We routinely evaluate quantities and value of our inventories in light of current market conditions and market trends, and record write-down against the cost of inventories for a decline in net realizable value. Inventory write-down charges establish a new cost basis for inventory. In estimating obsolescence, we utilize our backlog information and project future demand. Market conditions are subject to change and actual consumption of inventories could differ from forecasted demand. Furthermore, the price of polysilicon, our primary raw material, is subject to fluctuations based on global supply and demand. If actual market conditions are less favorable or other factors arise that are significantly different than those anticipated by management, additional inventory write-downs or increases in obsolescence reserves may be required. Our management continually monitors the changes in the purchase price paid for polysilicon, including prepayments to suppliers. While potential advances in solar power technology could render our products uncompetitive or obsolete, historically our products have a long life cycle and obsolescence has not been a significant factor in the valuation of inventories.

In the fourth quarter of 2008, in connection with rapidly declining spot prices of polysilicon, we recorded a $137.0 million non-cash reserve charge on inventory. In the first and the fourth quarter of 2009, we made further non-cash inventory write-downs totaling $71.3 million against the net realizable value of inventories. Net realizable value of inventories is determined based on the estimated selling price of each class of the inventories in the ordinary course of business less estimated costs of completion and disposal and normal profit margin. If actual future demand or market conditions are less favorable than those projected by our management, additional inventory write-downs may be required.

Investments

Investments in marketable equity securities are classified as trading, available-for-sale, or held-to-maturity. Investments classified as “available-for-sale” are reported at fair value with unrealized gains and losses recorded in other comprehensive income (loss) until they are realized. We determine the realized gains and losses upon the sale of marketable equity securities using the specific identification cost method. Available-for-sale marketable securities are subject to periodic review to determine whether there is any impairment. Investments identified as being impaired are subject to further review to determine if the investment is other than-temporarily impaired, in which case we would write down the investment to reflect the impairment and establish that amount as its new cost basis. We measure the fair value of our marketable securities using quoted prices for securities with similar characteristics and other observable inputs (such as interest rates that are observable at commonly quoted intervals) and we consider the effect of our counterparties’ credit standings in these fair value measurements. Determining the observable market values most relevant to the measurement of the fair value of marketable securities and the further counterparties’ credit risk adjustment, if needed, requires significant judgment. Changes in market conditions can also significantly affect the fair value measurements from period to period and can cause realized values to vary significantly from previous estimates.

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

In order to secure a stable supply of silicon raw materials, we make advance payments to suppliers for raw material supplies. Advances to suppliers for purchases expected within twelve months as of each balance sheet date are recorded as advances to suppliers in current assets. Future balances are recorded in long-term advances to suppliers. As of December 31, 2008 and 2009, advances to suppliers in current assets were $37.0 million and $12.1 million, respectively, and long-term advances to suppliers for silicon raw material supplies were $45.7 million and $8.1 million, respectively. We do not require collateral or other security against our advances to suppliers. We perform ongoing credit evaluations on the financial condition of our suppliers. As a result, our claims for such prepayments are unsecured, which expose us to the suppliers’ credit risk.

We conduct credit evaluations of our customers and generally do not require collateral or other security from our customers. We establish an allowance for doubtful receivables mainly based on the age of receivables and factors surrounding the credit risk of specific customers. Allowances for doubtful receivables are comprised of allowances for account receivables, allowances for other receivables and allowances for advances to suppliers.

We made provision for doubtful receivables and other receivable of in the aggregate amount of $0.5 million, $4.0 million and $9.9 million for the years ended December 31, 2007, 2008 and 2009, respectively. We made a significant provision for doubtful receivables in 2009 primarily due to Linzhou Zhongsheng Semiconductor’s failure in its obligations to deliver polysilicon to us in 2009. See”—Disposal of Equity Interest in Linzhou Zhongsheng Semiconductor” for more information.

Fair value measurement

On January 1, 2008, we adopted a new accounting guidance for fair value measurements. This guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (also referred to as an exit price). This guidance establishes a hierarchy for inputs used in measuring fair value that gives the highest priority to observable inputs and the lowest priority to unobservable inputs. Valuation techniques used to measure fair value shall maximize the use of observable inputs.

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

Derivative assets related to foreign currency forward contracts

We recognize all derivative instruments as either assets or liabilities at fair value in other financial assets or other financial liabilities in the consolidated balance sheets. The Company does not offset the carrying amounts of derivatives with the same counterparty. The recognition of gains or losses resulting from changes in the values of those derivative instruments is based on the use of each derivative instrument. Net loss on derivative instruments from foreign currency forward exchange contracts was $475,518, nil and $89,683 in the years ended December 31, 2007, 2008 and 2009, respectively. As of December 31, 2009, we did not have any outstanding foreign exchange forward contracts.

Discussion of Segment Operations

Historically, we managed our business as a single operating segment engaged in the manufacturing and sale of solar power products, including solar wafers, cells and modules. In order to better manage and measure the performance of our module line of business, we grouped our business into two operating segments: wafer segment, which involves the manufacture and sales of monocrystalline and multicrystalline solar wafers and processing services, and cell and module segment, which involves the manufacture and sales of solar cells and modules.

We had been selling solar modules until April 2006 and recommenced solar module sales in June 2009 as a result of our acquisition of JC Solar. JC Solar began its cell production in October 2008 and module production in November 2005, and had an annual cell production capacity of 120 MW and an annual module production capacity of 135 MW as of December 31, 2009. In 2009, we had net revenues, gross profit (loss) and income (loss) before income tax, noncontrolling interest and equity in earnings (loss) of investee of $57.5 million, $11.2 million and $7.1 million, respectively, from the sales of cells and modules, compared to $470.3 million, ($55.4) million and ($102.9) million, respectively, from the sales of wafers. As of December 31, 2009, we had assets from the wafer segment and cell and module segment of $1,347.5 million and $100.2 million, respectively.

Although sales from our wafer segment will continue to be our dominant business, we believe that sales from our cell and module segment will represent a significant portion of our revenues and gross profit in the future, particularly as we intend to grow our OEM business. Since we only commenced segment reporting in 2009, we are unable to present period to period comparison for the historical periods. The two segments are evaluated regularly by our management in deciding how to allocate resources and assessing performance. We do not allocate operating expenses by segment.

Results of Operations

The following table sets forth a summary, for the periods indicated, of our consolidated results of operations with each item expressed as a percentage of our total net revenues.

	Year Ended December 31,
	2007		2008		2009
	(in thousands, except percentages)
Net revenues:
Product sales	$231,282	92.9%	$580,375	86.6%	$488,508	95.7%
Processing services	17,691	7.1	89,991	13.4	21,897	4.3

Total net revenues	248,973	100.0	670,366	100.0	510,405	100.0

Cost of revenues:
Product sales	(184,292)	(74.0)	(631,677)	(94.2)	(541,570)	(106.1)
Processing services	(11,185)	(4.5)	(52,999)	(7.9)	(12,037)	(2.4)

Total cost of revenues	(195,477)	(78.5)	(684,676)	(102.1)	(553,607)	(108.5)

Gross profit (loss)	53,496	21.5	(14,310)	(2.1)	(43,202)	(8.5)

Operating expenses:
Sales and marketing	(584)	(0.2)	(620)	(0.1)	(5,399)	(1.1)
General and administrative	(8,754)	(3.5)	(23,194)	(3.5)	(29,084)	(5.7)
Research and development	(1,143)	(0.5)	(9,713)	(1.4)	(14,507)	(2.8)
Impairment loss on property, plant and equipment	—	—	(763)	(0.1)	—	—
Other operating (expenses) income	418	0.2	84	—	1,634	0.3
Total operating expenses	(10,063)	(4.0)	(34,206)	(5.1)	(47,356)	(9.3)

Income (loss) from operations	43,433	17.4	(48,516)	(7.2)	(90,558)	(17.7)
Non-operating expenses:
Interest income	1,934	0.8	1,783	0.3	1,716	0.3
Interest expense	(4,512)	(1.8)	(11,869)	(1.8)	(17,122)	(3.4)
Foreign exchange (loss) gain	(4,047)	(1.6)	(3,097)	(0.5)	(1,433)	(0.3)
Gain on repurchase of convertible bonds	—	—	—	—	7,995	1.6
Other-than-temporary impairment loss on available-for-sale investment	—	—	—	—	(13,367)	(2.6)

Total non-operating expenses	(6,625)	(2.6)	(13,183)	(2.0)	(22,211)	(4.4)

Income (loss) before income tax, noncontrolling interest and equity in earnings (loss) of investee	36,808	14.8	(61,699)	(9.2)	(112,769)	(22.1)
Income tax benefit (expense)	6,155	2.5	2,420	0.4	41,156	8.1
Equity in earnings (loss) of investee, net of tax	—	—	5,175	0.8	(291)	(0.1)

Net income (loss)	42,963	17.3	(54,104)	(8.1)	(71,904)	(14.1)
Net loss attributable to noncontrolling interests	(27)	—	(802)	(0.1)	—	—

Net income (loss) attributable to holders of common shares	$42,936	17.2%	$(54,906)	(8.2)%	$(71,904)	(14.1)%

Year Ended December 31, 2008 Compared to Year Ended December 31, 2009

Net revenues. Our net revenues decreased from $670.4 million in 2008 to $510.4 million in 2009 primarily due to decline in the average selling prices of our products, offset by an increase in the volume of our product sales. In 2009, our net revenues were $470.3 million for our wafer segment and $57.5 million for our cell and module segment. In 2009, we shipped 526.6 MW of solar products, representing an increase of 50.4% from 350.1 MW in 2008. The decline in the average selling prices of our products in 2009 was primarily due to the substantial decrease in the selling prices of our solar wafers, which constituted approximately 63.9% of our products by net revenues. The average selling price of solar wafers substantially decreased from $2.52 per watt in 2008 to $0.91 per watt in 2009 primarily due to excess production capacity and decline in market demand for solar products caused by the global financial downturn that started in the fourth quarter of 2008 and continued into 2009.

Cost of revenues. Our cost of revenues decreased from $684.7 million in 2008 to $553.6 million in 2009 primarily due to the decrease in polysilicon price and non-polysilicon processing cost as well as the increased utilization of our facilities. In 2009, our cost of revenues was $525.8 million for our wafer segment and $46.2 million for our cell and module segment. We wrote off our high cost inventories by the end of 2009 with a carrying cost of below $60 per kg and also reduced our average non-silicon wafer processing cost significantly to approximately $0.33 per watt.

Gross loss. Gross loss for 2009 was $43.2 million, compared to gross loss of $14.3 million for 2008. We had a gross loss of $55.4 million for the wafer segment and a gross profit of $11.3 million for the cell and module segment in 2009. Gross margin for 2009 was negative 8.5%, compared to negative 2.1% in 2008. This change was primarily due to the significant decrease in wafer average selling price and the write-off of our inventories.

Sales and marketing expenses. Sales and marketing expenses increased from $0.6 million in 2008 to $5.4 million in 2009 primarily due to the amortization of customer relationship and backlog revaluation we recorded as intangible assets related to the acquisition of JC Solar.

General and administrative expenses. General and administrative expenses increased from $23.2 million in 2008 to $29.1 million in 2009 primarily due to the non-cash provision for the other receivable due from Linzhou Zhongsheng Semiconductor, as well as an increase in compensation expenses relating to our options granted in 2009.

Research and development expenses. Research and development expenses increased from $9.7 million in 2008 to $14.5 million in 2009 primarily due to the increased expenditures in research and development in order to reduce processing cost, enhance the quality of our products and improve the utilization rate of our production equipment.

Interest income and expenses. Our interest income for 2009 was $1.7 million, slightly decreased from $1.8 million in 2008, as a result of our reduced amount of cash in the banks. Interest expense increased from $11.9 million in 2008 to $17.1 million in 2009, primarily due to the increased balance in bank borrowings.

Foreign exchange loss, net. Our foreign exchange loss for 2009 was $1.4 million, compared to a foreign exchange loss of $3.1 million in 2008. The change was primarily due to the slower appreciation of the Renminbi against the U.S. dollar.

Other-than-temporary impairment loss on available-for-sale investment. In 2009, we had an other-than-temporary impairment loss on available-for-sale investment of $13.4 million as a result of the decline in the fair value of our available-for-sale equity interest in the Investee.

Income tax benefit. Our income tax benefit for 2009 was $41.2 million, compared to an income tax benefit of $2.4 million in 2008. The increase in 2009 compared to 2008 was primarily due to an increase in our accumulated loss.

Net loss attributable to holders of common shares. As a result of the foregoing, our net loss increased from $54.9 million in 2008 to a $71.9 million in 2009.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Net revenues. Our net revenues increased significantly from $249.0 million in 2007 to $670.4 million in 2008 primarily due to an increase in solar wafer sales. We had an increase in the volume of solar wafers sold from 98.6 MW in 2007 to 227.9 MW in 2008. The increase was primarily due to strong market demand for solar wafers in 2008 until the market weakened in the last quarter of 2008, and was also facilitated by the expansion of our manufacturing capacity of solar wafers from 378 MW as of December 31, 2007 to 645 MW as of December 31, 2008. Our average selling price of wafers increased from $2.30 per watt in 2007 to $2.52 per watt in 2008 due to an increase in demand for solar wafers in the first three quarter of 2008, which was partially offset by a decrease in the average selling price of our wafers in the fourth quarter of 2008 due to excess production capacity and the precipitous decline in market demand for solar products along the solar power value chain caused by the global financial downturn.

In 2007 and 2008, $17.7 million and $90.0 million, respectively, of our net revenues were generated from processing silicon raw materials into solar ingots or solar wafers for customers. This increase is primarily due to increased demand from customers for such processing services.

Cost of revenues. Our cost of revenues increased from $195.5 million in 2007 to $684.7 million in 2008. Until the last quarter of 2008, our silicon raw material costs increased significantly primarily due to increases in silicon raw material prices and purchased volume, as well as a change in raw material mix as we purchased higher quality raw materials. Our average silicon raw material cost per watt increased approximately 22.8% in 2008 compared to 2007. In the last quarter of 2008, polysilicon prices started falling significantly as a result of the impact of the global financial crisis. As a result, we had non-cash reserve charge on inventory of $137.0 million. Our costs of consumables, overhead costs, labor costs and depreciation also increased due to increased sales and processing services.

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

General and administrative expenses. General and administrative expenses increased from $8.8 million in 2007 to $23.2 million in 2008. The increase in our general and administrative expenses was primarily due to increased salaries and benefits of $3.9 million due to increased headcount of our administrative personnel, compliance-related consulting and professional fees of $2.3 million, share-based compensation expenses for options granted to our employees of $2.2 million, and allowance for doubtful debts of $4.0 million as a result of the global financial crisis. As a percentage of our net revenues, general and administrative expenses remained relatively flat at 3.5% in 2007 and 2008.

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

Income tax benefit . Our income tax benefit decreased from $6.2 million in 2007 to $2.4 million in 2008 primarily due to the promulgation of the new Enterprise Income Tax Law which ceased the granting of tax credit for the purchase of domestic equipment after January 1, 2008.

Net loss attributable to holders of common shares. As a result of the foregoing, our net income decreased from $42.9 million in 2007 to a loss of $54.9 million in 2008.

B. Liquidity and Capital Resources

Liquidity and Capital Resources

We have financed our operations primarily through short-term borrowings, long-term borrowings, proceeds from our equity offerings on the NYSE, the proceeds from our convertible bond offering, which we redeemed in the first quarter of 2010, and cash generated from operations. As of December 31, 2007, 2008 and 2009, we had $53.1 million, $112.3 million and $106.8 million, respectively, in cash and cash equivalents, and $89.5 million, $224.8 million and $547.9 million, respectively, in outstanding borrowings. In 2007, 2008 and 2009, we had bank credit facilities of $184.8 million, $463.2 million and $649.3 million, respectively, of which $89.5 million, $241.5 million and $527.1 million, respectively, had been drawn down. As of December 31, 2007, 2008 and 2009, $95.3 million, $221.7 million and $122.2 million were available under these facilities.

As of December 31, 2007, 2008 and 2009, we had outstanding short-term borrowings of $71.7 million, $192.0 million and $358.6 million, respectively. These short-term borrowings will expire at various times throughout the year in 2010. Our short-term borrowings outstanding as of December 31, 2007, 2008 and 2009 were denominated in RMB, USD and euro and bore a weighted average interest rate of 6.0%, 6.5% and 4.9%, respectively. Some of our short-term borrowings are secured by our inventories, facilities and equipment. We have other short-term borrowings guaranteed by Mr. Li, our chief executive officer and director, and his wife. Furthermore, according to certain loan agreements, our operating subsidiary Zhejiang Yuhui is not permitted to pay dividends for any given year if it has no after-tax profit, or if it has any principal or interest due in that year which has not been paid. Although we have increased our level of short-term bank borrowings to meet our working capital, capital expenditures or other corporate uses, we have not experienced any financial difficulty with respect to repayment of our borrowings. Part of our short-term borrowings is trade financing and can be rolled over. As most of our banking facilities were obtained from various reputable commercial banks and our credit history has been recognized by various PRC financial institutions, our access to the credit market has not been materially and adversely affected by the recent economic crisis.

As of December 31, 2008 and 2009, we had outstanding long-term borrowings of $32.8 million and $189.3 million, respectively.

We obtained three long-term loans from Industrial and Commercial Bank of China in RMB equivalent of approximately $7.3 million in March 2009, $7.3 million in March 2009 and $14.7 million in September 2009, to be repaid by February 2012, May 2011 and September 2012, respectively. We obtained three long-term loans from Agricultural Bank of China in RMB equivalent of approximately $4.4 million in February 2009, $4.4 million in March 2009 and $4.0 million in March 2009, respectively. All of these loans are due for repayment in February 2011. We obtained four long-term loans from China Construction Bank in RMB equivalent of approximately $65.9 million in January 2009, $22.0 million in June 2009, $27.8 million in June 2009 and $1.5 million in June 2009, respectively, under a RMB800 million loan agreement entered into in January 2009 with a term of five years. These loans are to be repaid based on a repayment schedule with the final amount due in January 2014. These loans are to be used to finance the construction of our polysilicon production facility in Meishan, Sichuan Province. We also obtained a long-term loan from China Construction Bank in RMB equivalent of approximately $8.8 million in October 2009. This loan is to be used for purchasing raw materials and as working capital, and is due in October 2011. We obtained a long-term loan from Standard Chartered Bank in RMB equivalent of approximately $30.8 million in November 2009 with the final amount due for repayment in November 2011. This loan is to be used for paying for polysilicon supply and as working capital. Interest rates are variable for certain portions of the long-term loans, and are updated every three months, once a year or according to a predetermined schedule based on the applicable benchmark interest rate set by the People’s Bank of China. Some of the above long-term loans are unsecured. Many of the long-term loans are, however, provided under one or more of the various forms of security, including mortgages over our accounts receivable, inventories, land use rights, property, plant and equipment, and guarantees provided by Mr. Li, our director and chief executive officer, and his family. Long-term loans in the amount of $44.2 million, $91.1 million and $65.9 million will be due for repayment upon maturity in 2010, 2011 and 2012, respectively. The weighted average interest rate for our long-term loans was approximately 6.3% in 2009.

Some of our long-term loan agreements contain financial covenants, including maintenance of certain minimum levels of net assets and debt to asset ratio, and restrictive covenants that limit our ability to, among other things, (1) provide guarantees, pledges or mortgages on our operating assets in any manner that will increase risks to the lenders, (2) repay shareholders loans or loans from our related parties, and (3) distribute dividends to shareholders. In addition, under the terms of our RMB800 million loan agreement with a term of five years with China Construction Bank, we have undertaken to the bank that the gross profit margin of our subsidiary Sichuan ReneSola will be at or above the lowest gross profit margin of companies in the global polysilicon industry as stated in a report to be provided by one of the big-four accounting firms. We believe that because Sichuan ReneSola’s operations were still in trial production in 2009, we were not subject to such undertaking in 2010 despite the negative gross profit margin Sichuan ReneSola recorded in 2009. We have obtained a letter from the bank confirming this understanding. Sichuan ReneSola has also undertaken not to sell its products on credit. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Restrictive covenants and undertakings and covenants under our bank loans may limit the manner in which we operate and an event of default under the loan may adversely affect our operations.”

In August 2006, we raised net proceeds of $46.3 million from share issuances in connection with our admission to AIM. We issued RMB928,700,000 U.S. dollar settled 1% convertible bonds due 2012 in March 2007. The bonds were convertible into our shares at an initial conversion price of £5.74 per share, subject to certain adjustments. The maturity of the convertible bonds was on March 26, 2012 at 105.9% of their principal amount plus accrued interest. We had the option to redeem the bonds at any time on or after March 26, 2009, at a premium giving holders a yield of 2.125% per annum, compounded semi-annually, plus accrued interest. Holders might require us to redeem the bonds on March 26, 2010 at 103.47% of their principal amount plus accrued interest. During 2009, we repurchased RMB713.9 million ($104.6 million) aggregate principal amount of our convertible bonds using a combination of $84.1 million in cash and the issuance of 4,000,000 ordinary shares. As of December 31, 2009, the carrying value of our convertible bonds was $32.5 million. We redeemed the remaining balance of $32.5 million in the first quarter of 2010, and there are currently no convertible bonds outstanding.

In October 2009, we closed a follow-on public offering of 15.5 million ADSs for a net proceeds of approximately $69.9 million after deducting discounts and commissions but before offering expenses.

We have significant working capital commitments because many of our suppliers of silicon raw materials require us to make prepayments in advance of shipment. Due to the industry-wide shortage of polysilicon, working capital and access to financing to allow for the purchase of silicon raw materials are critical to growing our business. Our short-term borrowings increased primarily as a result of our need to fund our expanded working capital, including advances to suppliers and increases in our inventory. Our advances to suppliers increased from $53.7 million as of December 31, 2007 to $82.7 million as of December 31, 2008 but decreased to $20.2 million as of December 31, 2009 due to our renegotiation of contractual terms with suppliers. In 2010, we plan to manage optimal levels of inventory in order to preserve cash, manage our debt levels and meet our working capital requirements.

Our accounts receivable increased from $8.8 million as of December 31, 2007 to $43.2 million as of December 31, 2008 and increased to $108.0 million as of December 31, 2009. The increase in our accounts receivable as of December 31, 2009 compared to December 31, 2008 was primarily due to the significant expansion of our solar wafer sales and longer credit terms to customers.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2007	2008	2009
	(in thousands)
Net cash used in operating activities	$(31,661)	$(34,814)	$(53,678)
Net cash used in investing activities	(118,200)	(336,201)	(257,669)
Net cash provided by financing activities	188,537	422,229	305,754
Net increase (decrease) in cash and cash equivalents	43,275	59,197	(5,526)
Cash and cash equivalents at the beginning of the year	9,862	53,137	112,334
Cash and cash equivalents at the end of the year	$53,137	$112,334	$106,808

Operating activities

Net cash used in operating activities in 2009 was $53.7 million, primarily due to (i) an increase in accounts receivables of $62.7 million due to the significant expansion of our solar wafer sales and longer credit terms to customers in order to promote sales, (ii) an increase in deferred tax assets of $43.9 million, (iii) an increase in VAT recoverable of $33.4 million due to the extra VAT credits accumulated as a result of higher raw materials and fixed assets prices applied against our revenues in 2009, and (iv) a decrease in advances from customers of $23.2 million due to the decline in the average selling prices of our products, offset by in an increase in accounts payable due to longer payment terms granted by our suppliers and a decrease in advances to suppliers due to a decrease in the price of polysilicon.

Net cash used in operating activities in 2008 was $34.8 million, primarily due to (i) an increase in inventories of $204.8 million as our business and capacity expanded, (ii) an increase in credit granted to our customers of $34.9 million due to our increased sales, (iii) an increase of long-term polysilicon procurement advances of $9.3 million, and (iv) increases in VAT recoverable and prepayment expenses and other current assets. The cash outflow was offset in part by an increase in advances from customers of $89.9 million due to long-term sales contracts, a decrease in amount paid to related parties of $29.3 million, as well as an increase in accounts payable of $23.2 million due to longer payment terms granted to us by our suppliers.

Net cash used in operating activities in 2007 was $31.7 million, primarily due to (i) an increase in inventories of $60.4 million as we expended substantially more cash to increase our inventories to meet production output, (ii) an increase in advances to suppliers of $34.3 million to secure raw materials for our increased production output, and (iii) an increase in prepaid expenses and other current assets of $6.6 million primarily related to our entitlement to tax credits for the purchase of certain domestic equipment and our prepayment of income tax. The substantial cash outflow was offset in part by a net income of $42.9 million.

Investing activities

Net cash used in investing activities in 2009 was $257.7 million, primarily due to an increase in property, plant and equipment expenditures of $225.8 million comprised mainly of purchases of wafer production equipment, polysilicon production equipment, cell and wafer production equipment, and construction of related facilities, as well as the acquisition of JC Solar which amounted to $16.8 million.

Net cash used in investing activities in 2008 was $336.2 million, primarily due to an increase in property, plant and equipment expenditures of $208.3 million, comprised mainly of purchases of wafer production equipment, and an increase in prepayments for polysilicon production equipment of $129.0 million, partially offset by cash received from a government subsidy of $6.0 million and proceeds of the disposal of our investment in Linzhou Zhongsheng Semiconductor of $6.3 million.

Net cash used in investing activities in 2007 was $118.2 million, primarily due to an increase in property, plant and equipment expenditures of $101.4 million for the construction of our wafer and ingot production facilities, as well as advances for the purchase of production equipment of $13.1 million.

Financing activities

Net cash provided by financing activities was $305.8 million in 2009, primarily due to (i) net proceeds from bank borrowing amounting $321.5 million, and (ii) net proceeds of $68.4 million from our follow-on offering completed in October 2009, partially offset by the repurchase of our convertible bonds amounting to $84.1 million.

Net cash provided by financing activities in 2008 was $422.2 million, primarily due to net proceeds of $294.0 million received from our initial public offering on the NYSE in January 2008 and the follow-on offering completed in June 2008, and $269.5 million from the net proceeds from bank borrowing. During this period, we repaid $141.4 million of bank borrowings.

Net cash provided by financing activities was $188.5 million in 2007, primarily due to an increase in bank borrowings of $114.9 million in 2007 and the net proceeds of $115.8 million received from our convertible bonds issued in March 2007. During this period, we repaid $44.0 million of bank borrowings.

Restrictions on cash dividends

For a discussion on the ability of our subsidiaries to transfer funds to our company and the impact this has on our ability to meet our cash obligations, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We rely on dividends paid by our subsidiary and repayment of shareholder’s loan for our cash needs,” “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Under the Enterprise Income Tax Law, dividends payable by us and gains on the disposition of our shares or ADSs could be subject to PRC taxation,” and “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation of Foreign Currency Exchange and Dividend Distribution.”

Capital Expenditures

We had capital expenditures of $114.5 million, $337.3 million and $225.8 million in 2007, 2008 and 2009, respectively. We had advances for purchases of property, plant and equipment of $29.6 million, $161.7 million and $20.8 million as of December 31, 2007, 2008 and 2009, respectively. As of December 31, 2007, 2008 and 2009, commitments outstanding for purchases of property, plant and equipment were $103.3 million, $254.2 million and $77.5 million, respectively. Our capital expenditures were used primarily to build our polysilicon manufacturing plant in Meishan, Sichuan Province, wafer and ingot manufacturing plants in Jiashan, Zhejiang Province, and cell and module manufacturing plant in Yixing, Jiangsu Province, to purchase production equipment and to acquire land-use rights for each of the plants.

We estimate that our capital expenditures for 2010 are approximately $100.0 million in cash. As of December 31, 2009, we had an annual wafer manufacturing capacity of approximately 825 MW, consisting of monocrystalline wafer manufacturing capacity of approximately 325 MW and multicrystalline wafer manufacturing capacity of approximately 500 MW. We plan to expand our annual wafer manufacturing capacity to approximately 1,210 MW, consisting of monocrystalline wafer manufacturing capacity of approximately 380 MW and multicrystalline wafer manufacturing capacity of approximately 830 MW by the end of the second quarter of 2010. Our planned manufacturing capacities for 2010 are calculated using the adjusted methodology effective January 1, 2010, which is based on an efficiency rate of 17.4% for monocrystalline wafers and 16.0% for multicrystalline wafers. Due to the current volatile market conditions, we cannot assure you that we will achieve our expansion plan. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our dependence on a limited number of third-party suppliers for key manufacturing equipment could prevent us from the timely fulfillment of customer orders and successful execution of our expansion plan.”

We believe that our current cash and cash equivalents, anticipated cash flows from our operations and bank borrowings will be sufficient to meet our anticipated cash needs in 2010 based on current capital expenditure and operation plans. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we have decided or may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities or borrow from lending institutions.

Recent Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Codification, or ASC, 105, “Generally Accepted Accounting Principles” (previously Statement of Financial Accounting Standards, or SFAS, No. 168, “The ‘FASB Accounting Standards Codification’ and the Hierarchy of Generally Accepted Accounting Principles”). ASC 105-10 establishes the FASB Accounting Standards Codification, or Codification, which officially commenced July 1, 2009, to become the source of authoritative U.S. GAAP recognized by the FASB to be applied by non-governmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. The subsequent issuances of new standards will be in the form of Accounting Standards Updates that will be included in the Codification. Generally, the Codification is not expected to change U.S. GAAP. All other accounting literature excluded from the Codification will be considered nonauthoritative. SFAS No. 168 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. Effective July 1, 2009, we adopted SFAS 168 in our financial statement disclosures as all future references to authoritative accounting literature will be referenced in accordance with the Codification.

In August 2009, the FASB issued Accounting Standards Update, or ASU, 2009-05, “Fair Value Measurements and Disclosures (Topic 820) —Measuring Liabilities at Fair Value”. ASU 2009-05 amends ASC 820-10, “Fair Value Measurements and Disclosures— Overall”, for the fair value measurement of liabilities. It provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure the fair value using (1) a valuation technique that uses the quoted price of the identical liability when traded as an asset or quoted prices for similar liabilities or similar liabilities when traded as assets or (2) another valuation technique that is consistent with the principles of Topic 820. It also clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability and that both a quoted price in an active market for the identical liability at measurement date and that the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements. The provisions of ASU 2009-05 are effective for our fiscal year beginning January 1, 2010. The adoption of ASU 2009-05 did not have a material impact on our consolidated financial statements and related disclosures.

In December 2009, the FASB issued ASU 2009-17, Consolidations (Topic 810) – Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities. ASU 2009-17 changes how a reporting entity determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. ASU 2009-17 also requires a reporting entity to provide additional disclosures about its involvement with variable interest entities and any significant changes in risk exposure due to that involvement. ASU 2009-17 is effective at the start of a reporting entity’s first fiscal year beginning after November 15, 2009, or January 1, 2010, for a calendar year entity. Early adoption is not permitted. The adoption of ASU 2009-17 did not have a material impact on our consolidated financial statements and related disclosures.

In January 2010, the FASB issued ASU 2010-01, Equity (Topic 505) – Accounting for Distributions to Shareholders with Components of Stock and Cash. . ASU 2010-01 clarifies that the stock portion of a distribution to shareholders that allows them to elect to receive cash or shares with a potential limitation on the amount of cash that all shareholders can elect to receive is considered a share issuance. ASU 2010-01 is effective for interim and annual periods ending on or after December 15, 2009 and should be applied on a retrospective basis. The adoption of ASU 2010-01 did not have a material impact on our consolidated financial statements and related disclosures.

In January 2010, the FASB issued ASU 2010-06, Consolidation (Topic 810) – Accounting and Reporting—Improving Disclosures about Fair Value Measurement. ASU 2010-06 amends ASC820 (previously SFAS 157) to add new requirements for disclosures about (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2, and 3. The guidance in ASU 2010-06 is effective for the first reporting period beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. In the period of initial adoption, entities will not be required to provide the amended disclosures for any previous periods presented for comparative purposes. However, those disclosures are required for periods ending after initial adoption. Early adoption is permitted. We do not expect that the adoption of ASU 2010-06 will have a material impact on our consolidated financial statements and related disclosures.

C. Research and Development, Patents and Licenses, Etc.

Research and Development

We focus our research and development efforts on improving our manufacturing efficiency and the quality of our products. As of December 31, 2009, our research and development team consisted of 24 experienced researchers and engineers. In addition, some of our manufacturing employees regularly participate in our research and development programs. A part of our research and development is conducted at our solar power technology development center, which is outfitted with advanced equipment for the research of solar power.

We have developed a variety of proprietary methods for producing ingots and wafers, including a special chemical doping formula for wafers to produce high-efficiency, low-degradation solar cells, a new casting process for multicrystalline solar wafers to increase solar cell conversion efficiency, and a customized monocrystalline hot-zone using simulation technology to reduce oxygen content and power consumption for high efficiency and low degradation. Other notable improvements include our increase in the utilization of recycled slurry and our use of unique bi-directional cutting technology to reduce steel wire consumption. These and other innovations enable us to increase the yield of our ingots, reduce our electricity costs and enhance the utilization rate of our furnaces and consumables, such as graphite, carbon fiber, steel wire and slurry.

We plan to continue to devote substantial resources to research and development in order to further improve our manufacturing processes, reduce manufacturing costs and increase product performance. We plan to focus our research and development in the following areas:

•	Solar wafer manufacturing. We will continue to reduce the cost of manufacturing solar wafers by, among other improvements, speeding up the ingot-pulling speed, optimizing our manufacturing equipment and process routine, upgrading from manual programs to semi-automatic or automatic programs, increasing the purity of the ingots we produce, slicing thinner wafers, reducing wafer breakage rates, and enhancing the processes to reduce quality control cost. We also plan to expand our slurry recycling program to reduce the amount of slurry we need to procure from third parties.

•

Polysilicon production. We are seeking to fine-tune the closed-loop modified Siemens process system at our Meishan polysilicon manufacturing facility to reduce production costs. We plan to reduce production costs by shortening the overall processing time, modifying the TCS production process, and improving the recycling conversion ratio for converting by-products into TCS.

•

Solar cell manufacturing. We will continue to develop technologies to manufacture high-conversion efficiency solar cells with improved performance. As of March 31, 2010, we were able to achieve conversion efficiency rates of 17.4% for monocrystalline cells and 16.0% for multicrystalline cells manufactured using our solar wafers.

•

Solar module manufacturing. We will continue to improve the process of module manufacturing by shortening the lamination time to reduce time and power consumption. We will also improve the structure of the module frame to reduce the adhesive sealant on the front side of the module and reduce the time for cleaning the module. We will consider using tempered glass with anti-reflecting film on the module to increase the module efficiency.

We have spent considerable resources on improving our equipment by collaborating with a domestic equipment maker in China for the first time to design a customized multicrystalline furnace.

In each of the three years ended December 31, 2007, 2008 and 2009, our research and development expenses were approximately $1.1 million, $9.7 million and $14.5 million, respectively.

Intellectual Property

As of the date of this annual report, we had 9 patents and 5 pending patent applications in China. These patents and patent applications relate to the technologies utilized in our manufacturing processes. We intend to continue to assess appropriate opportunities for patent protection of critical aspects of our technologies. Our patents and our pending patent applications relate to improvements of the recycling, sorting and purification of silicon raw materials, ingot casting and wafer slicing processes.

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

We filed trademark registration applications for “ReneSola” and relevant designs with the PRC Trademark Office and U.S. Patent and Trademark Office in 2006, and with the Korean Intellectual Property Office, the Japan Patent Office and EU Office of Harmonization for the Internal Market in 2007. The trademark of “ReneSola” has been separately registered with the EU office of Harmonization for the Internal Market on January 10, 2007 for a period of ten years, with the Japan Patent Office on June 22, 2007 for a period of 10 years, with the Korean Intellectual Property Office on October 8, 2008 and December 13, 2008 for two applications of different commodity category, respectively, both for a period of 10 years, with the U.S. Patent and Trademark Office on October 28, 2008 for a period of 10 years and with the PRC Trademark office on May 21, 2009 for a period of 10 years.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2009 to December 31, 2009 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial conditions.

E. Off-balance Sheet Arrangements

There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors, other than those discussed under “Item 5. Operating and Financial Review and Prospects—F. Tabular Disclosure of Contractual Obligations” below.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2009:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years
	(in thousands)
Long-term borrowings(1)	$264,490	$57,348	$173,801	$34,341
Convertible bonds(1)(3)	32,475	32,475	—	—
Purchase obligations(2)	77,521	76,637	884	—

Total	$374,486	$166,460	$173,685	$34,341

(1)	Include estimated interest payable under contract terms.
(2)	Includes commitments to purchase production equipment and payment obligations under construction contracts.
(3)	All the holders of our convertible bonds required us to redeem the convertible bonds as early as March 26, 2010.

For information relating to our long-term loans, including their maturity profiles and provisions that accelerate repayment obligations, see “—B. Liquidity and Capital Resources.”

G. Safe Harbor

We make “forward-looking statements” throughout this annual report, such as our expected manufacturing capacity in 2010 and our estimated average selling prices of our wafer products in 2010. Whenever you read a statement that is not simply a statement of historical fact (such as when we describe what we “believe,” “expect” or “anticipate” will occur, what “will” or “could” happen, and other similar statements), you must remember that our expectations may not be correct, even though we believe that they are reasonable. We do not guarantee that the transactions and events described in this annual report will happen as described or that they will happen at all. You should read this annual report completely and with the understanding that actual future results may be materially different from what we expect. The forward-looking statements made in this annual report relate only to events as of the date on which the statements are made. We undertake no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though our situation will change in the future.

Whether actual results will conform to our expectations and predictions is subject to a number of risks and uncertainties, many of which are beyond our control, and reflect future business decisions that are subject to change. Some of the assumptions, future results and levels of performance expressed or implied in the forward-looking statements we make inevitably will not materialize, and unanticipated events may occur which will affect our results. “Item 3. Key Information—D. Risk Factors” describes the principal contingencies and uncertainties to which we believe we are subject. You should not place undue reliance on these forward-looking statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Martin Bloom	58	Chairman, Independent Director
Xianshou Li	41	Director and Chief Executive Officer
Yuncai Wu	42	Director
Jing Wang	62	Independent Director
Tan Wee Seng	55	Independent Director
Charles Xiaoshu Bai	49	Chief Strategy Officer
Panjian Li	46	Chief Operating Officer
Julia Xu	38	Chief Financial Officer
Henry Wang	37	Vice President
Stephen Huang	44	Vice President
Zhidong Zheng	42	Vice President

Directors

Mr. Martin Bloom has been our independent director since July 2006 and has served as our chairman of the board since September 2006. Mr. Bloom is currently the managing director of Emblem Ventures, an investment company established in 1956 where he has been a director since 1976. Mr. Bloom also served as a co-chairman of the China UK Venture Capital Joint Working Group from January 2005. From 1996 to 1997, he worked for Coopers & Lybrand as project manager of the International Business and Industrial Secondments (IBIS) Scheme, a technology transfer scheme between the United Kingdom and Japan on behalf of the Department of Trade & Industry of the United Kingdom. Mr. Bloom has a bachelor’s degree with honors in economics from the University of Southampton and a master’s degree in history jointly from Imperial College and University College, London. Mr. Bloom is a member of the audit committee, compensation committee and corporate governance and nominating committee of our board of directors.

Mr. Xianshou Li has been our director and chief executive officer since March 2005. Prior to founding our solar power business in 2005, Mr. Li founded Yuhuan Solar Energy Source Co., Ltd., a manufacturer of solar cell and module products for both commercial and residential applications and served as its chairman since its inception. Mr. Li also served as the general manager of Yuhuan County Solar Energy Co., Ltd., a manufacturer of mini solar panels and solar cell modules from 2002 to 2006. He worked as a government official in the Yuhuan County Culture Bureau from 1997 to 2000. Mr. Li received his bachelor’s degree in industrial engineering management from Zhejiang Industrial University in 1991.

Mr. Yuncai Wu has been our director since March 2005 and served as our vice president from November 2007 to April 2010. He was our chief operating officer from May 2006 to October 2007. Mr. Wu has been a director of Zhejiang Yunhuan Solar Energy Source Co., Ltd. since its inception in 2004. Mr. Wu worked with the Yuhuan County Government from 1999 to 2005, first as a section chief in Industrial and Economic Committee from 1999 to 2001 and then as a section chief in the Bureau of Economic and Trade from 2001 to 2005. Mr. Wu received his bachelor’s degree in computer science from Zhejiang University in 1988.

Mr. Jing Wang has been our independent director since June 2006. Mr. Wang is currently the chief economist at Minsheng Bank. He is also an adviser for the United Nations Development Program. He currently serves as an independent director at Tianjin Binhai Energy & Development Co., Ltd., an energy company listed on the Shenzhen Stock Exchange in China, and Tianjin Marine Shipping Co., Ltd., a shipping company listed on the Shanghai Stock Exchange in China. From 2001 to 2003, he was the general manager of Tianjin Investment Company, a company that invests in the energy sector. From 1999 to 2001, he was a deputy director of Securities and Futures Administrative Office of Tianjin. Mr. Wang received his bachelor’s degree in finance from the Tianjin University of Finance & Economics in 1982 and his master’s degree in international finance from the University of Paris in 1983. Mr. Wang is a member of the audit committee, compensation committee and corporate governance and nominating committee of our board of directors.

Mr. Tan Wee Seng has been our independent director since April 2009. Mr. Tan has over 30 years of financial, operation and business management experience and has also held various senior management positions in a number of multi-national corporations. Mr. Tan is an independent director of 7 Days Group Holdings Limited, a company listed on the NYSE. Mr. Tan is also a non-executive director of Sa Sa International Holdings Limited and Xtep International Holdings Limited, both listed on the Main Board of the Hong Kong Stock Exchange. From 2003 to 2008, Mr. Tan served in various executive roles, including as executive director, chief financial officer and company secretary for Li Ning Company Limited, a company listed on the Main Board of the Hong Kong Stock Exchange. From 1999 to 2002, Mr. Tan was the senior vice president of Reuters for the China, Mongolia and North Korea regions, and the chief representative of Reuters in China. Prior to that, he served as the managing director of a Reuters subsidiary, AFE Computer Services Limited in Hong Kong, as director of Infocast Pty Limited, a Reuters subsidiary in Australia, and as the regional finance manager of Reuters East Asia. Mr. Tan is a fellow member of the Chartered Institute of Management Accountants in the United Kingdom and a fellow member of the Hong Kong Institute of Directors. Mr. Tan is a member of the audit committee and corporate governance and nominating committee of our board of directors.

Executive Officers

Mr. Charles Xiaoshu Bai has been our chief strategy officer since April 2010. He served as our chief financial officer from May 2006 to March 2010. Prior to joining us, Mr. Bai worked for over 16 years with investment banks and multinational companies. From 2003 to 2005, he worked as the chief financial officer of Fenet Software. From 2001 to 2002, he worked as a vice president of Tractebel Asia Co., Ltd., an energy company based in Thailand. From 1997 to 2001, Mr. Bai worked as a finance director of Ogden Energy Asia Pacific Co., Ltd., an energy company based in Hong Kong. At Tractebel and Ogden, Mr. Bai successfully completed a number of cross border mergers and acquisitions and project finance transactions. He was an associate director of Deutsche Bank in Hong Kong from 1995 to 1997 specializing in project and export finance. Mr. Bai received his bachelor’s degree in economics from China Southwestern University of Finance and Economics in 1983 and his MBA degree from IMD in Switzerland in 1989.

Dr. Panjian Li has been our chief operating officer since March 2009. Dr. Li was our chief strategy officer from April 2008 to March 2009 and our vice president of business development from November 2006 to April 2008. Dr. Li is also the chief executive officer of ReneSola America. Dr. Li worked with the International Society for Bioceramics as its research and development manager and president from 2002 to 2006 and as a scientist from 1996 to 2002. Dr. Li received his bachelor’s degree in metallurgy and his master’s degree in ceramics from Zhejiang University in 1984 and 1986, respectively. Dr. Li received his Ph.D. in biomaterials from Leiden University in the Netherlands in 1993. He spent two years as a postdoctoral fellow at the University of Pennsylvania from 1994 to 1995. Dr. Li is the inventor or co-inventor of seven U.S. patents in material chemistry and has published numerous papers in international publications.

Ms. Julia Xu has been our chief financial officer since April 2010. She served as our vice president of international corporate finance and corporate communications from March 2009 to March 2010. She has over 10 years of international experience in the financial industry. Prior to joining us, she worked at Deutsche Bank as a member of the Debt Capital Market’s coverage team and before that as an equity research analyst until mid 2007 after receiving her MBA in 2004. From 1997 to 2002, she worked in various divisions at Bankers Trust and Lehman Brothers in New York, Tokyo and Hong Kong. Ms. Xu obtained her bachelor’s degree in Biology from Cornell University in 1995 and received her MBA from Johnson School of Management of Cornell University in 2004.

Mr. Henry Wang has been our vice president of finance since April 2010. He has over 15 years of experience in financial services with extensive experience in accounting and mergers and acquisitions. Before joining ReneSola, Mr. Wang served as the vice president of finance for Jiayu Logistic Group from 2008 to 2010 and financial controller for Expeditors International Incorporation from 2004 to 2008. Mr. Wang holds CPA and CIA certifications and received his bachelor’s degree in law from Shanghai JiaoTong University and MBA from Hong Kong Open University.

Mr. Stephen Huang has been our vice president of wafer sales since April 2010. Prior to joining us, he worked in Topco Scientific Co., Ltd. as a vice president of business group from 2007 to 2009, a director of wafer materials division from 2004 to 2006, and various sales and managerial positions from 1994 to 2003. Mr. Huang has over 18 years of managerial and sales experience, including 15 years in the solar industry. Mr. Huang received his bachelor’s degree in Agricultural Economics from Taiwan University.

Mr. Zhidong Zheng has been our vice president of wafer technology since May 2010. Mr. Zheng served as our research and development director of wafer technology from February 2009 to May 2010. Mr. Zheng has over twenty years of research and engineering experience with extensive knowledge in optical and photovoltaic processes and operations. Prior to joining ReneSola, from 2005 to 2009, Mr. Zheng served as vice president of technology and operations for Jinggong Shaoxin Solar Energy, where he contributed to the manufacturing of the first Chinese-made multicrystalline furnace. From 1989 to 2005, Mr. Zheng worked as an optical crystal engineer and department manager for a variety of companies in Singapore, as well as Zhejiang University. Mr. Zheng received a bachelor’s degree in Optics Engineering from Zhejiang University in 1989.

The address of our directors and executive officers is c/o ReneSola Ltd, No. 8 Baoqun Road, YaoZhuang, Jiashan, Zhejiang 314117, People’s Republic of China.

Employment Agreements

We have entered into employment agreements with each of our senior executive officers. We may terminate a senior executive officer’s employment for cause, at any time, without prior notice or remuneration, for certain acts of the officer, including, but not limited to, a material violation of our regulations, failure to perform agreed duties, embezzlement that causes material damage to us, or conviction of a crime. A senior executive officer may terminate his or her employment at any time by prior written notice. Each senior executive officer is entitled to certain benefits upon termination, including a severance payment equal to a specified number of months of his or her then salary if he or she resigns for certain good reasons specified by the agreement or the relevant rules or if we terminate his or her employment without cause.

B. Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2009, an aggregate of approximately $1.2 million in cash was paid to our senior executive officers and directors.

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

Share Options

As of December 31, 2009, our board of directors has granted certain of our directors, officers and employees options for 7,995,000 shares in our company, excluding options forfeited pursuant to the terms of our 2007 share incentive plan and the exercised options. The following paragraphs describe the principal terms of our options.

Option agreement. Options granted under our 2007 share incentive plan are evidenced by an option agreement that contains, among other things, provisions concerning exercisability and forfeiture upon termination of employment arrangement, as determined by our board.

Vesting schedule. Options granted under our 2007 share incentive plan generally vest over a five-year period following a specified grant date. We have two types of vesting schedules. Some of our options vest on a monthly basis over a five-year period, while other options vest on a yearly basis. For the options that vest on a yearly basis, twenty percent of the options granted vest at the first anniversary of the grant date, and for the remaining eighty percent, twenty percent shall vest at each of the second, third, fourth and fifth anniversary of the grant date, subject to the optionee continuing to be an employee on each vesting date.

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

The following table summarizes, as of March 31, 2010, the outstanding options that we granted to our directors and executive officers and to other individuals as a group under our share incentive plan. In the first quarter of 2010, we have granted a total of 1,430,000 options, with an exercise price of $5.06 per ADS.

Name	Shares Underlying Outstanding Options	Exercise Price (£ or $/Share)	Grant Date	Expiration Date
Xianshou Li	—	—	—	—
Yuncai Wu	—	—	—	—
Charles Xiaoshu Bai	1,250,000	$2.57	October 9, 2007	October 9, 2013
Martin Bloom	—	—	—	—
Jing Wang	—	—	—	—
Tan Wee Seng	—	—	—	—
Panjian Li	1,210,000	$2.57	October 9, 2007	October 9, 2013
Julia Xu	150,000	$1.85	May 22, 2009	May 22, 2015
	100,000	$2.57	June 23, 2009	June 23, 2015
	500,000	$2.53	March 15, 2010	March 15, 2016
Stephen Huang	250,000	$2.51	December 21, 2009	December 21, 2015
Henry Wang	250,000	$2.53	March 15, 2010	March 15, 2016
Zhidong Zheng	50,000	$2.57	June 23, 2009	June 23, 2015
Directors and executive officers as a group	3,760,000	—	—	—
Other individuals as a group	385,000	$2.57	October 9, 2007	October 9, 2013
	100,000	$2.57	November 30, 2007	November 30, 2013
	392,000	$2.57	July 8, 2008	July 8, 2014
	285,000	$2.57	June 23, 2009	June 23, 2015
	365,000	$2.95	September 21, 2009	September 21, 2015
	570,000	$2.51	December 21, 2009	December 21, 2015
	680,000	$2.53	March 15, 2010	March 15, 2016

C. Board Practices

Our board of directors currently consists of five directors. A director is not required to hold any shares in the company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested. A director may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.

In 2009, our board and committees held meetings or passed resolutions by unanimous written consent 13 times.

Committees of the Board of Directors

We have an audit committee, a compensation committee and a corporate governance and nominating committee under the board of directors. We have adopted a new charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Messrs. Martin Bloom, Jing Wang and Tan Wee Seng. Messrs. Martin Bloom, Jing Wang and Tan Wee Seng satisfy the independence requirements of the New York Stock Exchange Listing Rules and Securities and Exchange Commission regulations. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response to such audit problems or difficulties;

•	reviewing and approving all related party transactions on an ongoing basis;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	meeting separately and periodically with management and the independent auditors; and

•	reporting regularly to the board of directors.

Compensation Committee. Our compensation committee consists of Messrs. Martin Bloom and Jing Wang. Messrs. Martin Bloom and Jing Wang satisfy the independence requirements of the New York Stock Exchange Listing Rules and Securities and Exchange Commission regulations. The compensation committee discharges the responsibility of the board of reviewing and approving the compensation structure, including all forms of compensation relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Corporate Governance and Nominating Committee. Our corporate governance and nominating committee consists of Messrs. Martin Bloom, Jing Wang and Tan Wee Seng. Messrs. Martin Bloom, Jing Wang and Tan Wee Seng satisfy the independence requirements of the New York Stock Exchange Listing Rules and Securities and Exchange Commission regulations. The corporate governance and nominating committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

•

recommending to our board of directors for nomination or appointment by the board such candidates as the committee has found to be qualified to be elected or reelected to serve as a member of our board or its committees or to fill any vacancies on our board or its committees, respectively;

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

Terms of Directors and Officers

Our officers are appointed by and serve at the discretion of the board of directors. At each annual general meeting, one-third of our directors then existing, or if their number is not a multiple of three, then the number nearest to and not exceeding one-third, will be subject to re-election. The directors to retire by rotation shall be those who are longest in office since their election, or by lot should they be of the same seniority. On the assumption that no other director wishes to retire from office at the annual general meetings, Mr. Martin Bloom will be subject to re-election at the 2010 annual general meeting; Mr. Xianshou Li, next in seniority, will be subject to re-election at the 2011 annual general meeting; Mr. Tan Wee Seng will be subject to re-election at the 2012 annual general meeting; and Mr. Yuncai Wu will be subject to re-election at 2013 annual general meeting. We have not entered into any service contracts with the directors providing them with severance benefits upon termination of their terms with us.

D. Employees

We had 2,925 and 3,258 full-time employees as of December 31, 2007 and 2008, respectively. As of December 31, 2009, we had 5,074 full-time employees, including 4,070 in manufacturing, 263 in equipment maintenance, 375 in quality assurance, 33 in purchasing, 24 in research and development, 32 in sales and marketing, and 277 in general and administrative. Substantially all of these employees are located in China with a small portion of employees based in Singapore and the United States. We consider our relations with our employees to be good.

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

	Shares Beneficially Owned
	Number	%(1)
Directors and Executive Officers:
Xianshou Li(2)	37,494,939	21.71
Yuncai Wu(3)	19,294,970	11.17
Charles Xiaoshu Bai(4)	698,333	0.40
Martin Bloom	—	—
Jing Wang	—	—
Tan Wee Seng	—	—
Panjian Li(5)	540,000	0.31
Julia Xu(6)	50,000	0.03
Henry Wang	—	—
Stephen Huang	—	—
Zhidong Zheng(7)	10,000	0.01
All Directors and Executive Officers as a Group	58,078,242	33.44

Principal Shareholders:
Ruixin Holdings Limited(8)	37,454,939	21.69
Yuncai Holdings Limited(9)	19,294,970	11.17
Zhengmin Lian(10)	13,053,614	7.56
Xiangjun Dong(1 1)	10,215,871	5.92

(1)	Percentage of beneficial ownership of each listed person is based on 172,703,912 shares outstanding as of the date of this annual report, as well as the shares that such person has the right to acquire by option or other agreement within 60 days after the date of this annual report.
(2)	Consists of 37,454,939 shares held by Ruixin Holdings Limited, or Ruixin, a British Virgin Islands company wholly owned and controlled by Mr. Xianshou Li, and 40,000 shares issuable upon exercise of options held by Ms. Xiahe Lian, the wife of Mr. Li, within 60 days after the date of this annual report. Out of the shares directly held by Ruixin, Mr. Li holds sole voting power of 23,266,229 shares. Mr. Li’s business address is Chengzhong Road, ZhuGuang Town, Yuhuan County, Zhejiang Province, PRC.
(3)	Consists of 19,294,970 shares held by Yuncai Holdings Limited, or Yuncai, a British Virgin Islands company wholly owned and controlled by Mr. Yuncai Wu. Out of the shares directly held by Yuncai, Mr. Wu holds sole voting power of 10,214,195 shares. Mr. Wu’s business address is Suite 201, No. 32, Xianqian Road, Cheng Guan Cheng District, Zhejiang Province, PRC.
(4)	Represents 198,333 shares held by Mr. Bai and 500,000 shares issuable upon exercise of options held by Mr. Bai within 60 days after the date of this annual report. Mr. Bai’s business address is No. 8 Baoqun Road, Yaozhuang Industrial Park, Jiashan County, Zhejiang Province, 314117, PRC.
(5)	Represents 80,000 shares issuable pursuant to the employment agreement between the Company and Mr. Li and 460,000 shares issuable upon exercise of options held by Mr. Li within 60 days after the date of this annual report. Mr. Li’s business address is No. 8 Baoqun Road, Yaozhuang Industrial Park, Jiashan County, Zhejiang Province, 314117, PRC.
(6)	Represents 50,000 shares issuable upon exercise of options held by Ms. Xu within 60 days after the date of this annual report. Ms. Xu’s business address is No. 8 Baoqun Road, Yaozhuang Industrial Park, Jiashan County, Zhejiang Province, 314117, PRC.
(7)	Represents 10,000 shares issuable upon exercise of options held by Ms. Zheng within 60 days after the date of this annual report. Mr. Zheng’s business address is No. 8 Baoqun Road, Yaozhuang Industrial Park, Jiashan County, Zhejiang Province, 314117, PRC.

(8)	Ruixin is a company incorporated in the British Virgin Islands and its sole shareholder is Mr. Xianshou Li. The address for Ruixin Holdings Limited is Craigmuir Chambers, PO Box 71, Road Town, Tortola, British Virgin Islands.
(9)	Yuncai is a company incorporated in the British Virgin Islands and its sole shareholder is Mr. Yuncai Wu. The address for Yuncai Holdings Limited is Craigmuir Chambers, PO Box 71, Road Town, Tortola, British Virgin Islands.
(10)	Consists of 13,053,614 shares beneficially owned by Mr. Lian but legally held by Ruixin pursuant to a trust agreement. Mr. Lian’s business address is No. 8 Baoqun Road, Yaozhuang Industrial Park, Jiashan County, Zhejiang Province, 314117, China.
(11)	Consists of 1,135,096 shares beneficially owned by Mr. Dong but legally held by Ruixin and 9,080,775 shares beneficial owned by Mr. Dong but legally held by Yuncai pursuant to a trust agreement. Mr. Dong’s business address is No. 8 Baoqun Road, Yaozhuang Industrial Park, Jiashan County, Zhejiang Province, 314117, China.

Our shares are traded both on the AIM in shares and on the NYSE in ADSs, and brokers or other nominees may hold shares and ADSs of our shares in “street name” for customers who are the beneficial owners of the shares. As a result, we may not be aware of each person or group of affiliated persons who beneficially own more than 5.0% of our common stock.

As of the date of this annual report, 172,703,912 of our shares were issued and outstanding, and as of June 3, 2010, 48,516,411 ADSs were held by the depositary. Due to our shares listed on AIM, we cannot ascertain the percentage of the issued and outstanding shares held by the record shareholders in the United States.

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

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Cash Advances, Loans and Guarantees

As of December 31, 2007, 2008 and 2009, amounts due from related parties were approximately $13.4 million, $0.5 million and $0.4 million, respectively. Amounts due from related parties included cash advances to Zhejiang Yuhuan Solar Energy Source Co., Ltd., or Zhejiang Yuhuan, Desheng Energy Co., Ltd., or Desheng Energy, Jinko and Ruiyu Solar Energy Technology Co., Ltd., or Ruiyu. The cash advances to Desheng Energy and Jinko were used to purchase raw materials. The cash advances to Zhejiang Yuhuan were used to meet its liquidity needs and to serve as the down payment in connection with a land use right transfer agreement between Fengding Construction and Zhejiang Yuhuan as mentioned below. Jinko is a company co-founded by, and whose directors include, the brothers of Xianshou Li, our director and chief executive officer.

As of December 31, 2007, 2008 and 2009, amounts due to related parties were approximately nil, $11.9 million and $0.02 million respectively. The amounts due to related parties had no fixed repayment term.

Zhejiang Yuhui enters into short-term and long-term loans from time to time with domestic banks, some of which are guaranteed by Mr. Xianshou Li, our director and chief executive officer, or jointly with his wife, Ms. Xiahe Lian. As of December 31, 2009, we had an aggregate of $134.8 million of outstanding borrowings that were guaranteed, directly or indirectly, by Mr. Xianshou Li and Ms. Xiahe Lian, including a guarantee provided jointly by Mr. Xianshou Li and Ms. Xiahe Lian in November 2007 for up to RMB790 million for our borrowings from Bank of China, Jiashan Branch from November 2007 to November 2009, and a guarantee provided jointly by Mr. Xianshou Li and Ms. Xiahe Lian in January 2009 for up to RMB900 million ($131.8 million) for our borrowings from China Construction Bank, Meishan Branch from January 2009 to January 2014.

Zhejiang Yuhuan

In April 2007, Zhejiang Yuhui leased 24 apartments from Zhejiang Yuhuan for an aggregate rent of RMB36,000 per month. In October 2007, the parties entered into a written agreement to record the lease. In an agreement entered into in January 2009, the parties further clarified that this lease shall be a long-term agreement that will remain effective as long as none of the parties wish to terminate it. These leased apartments were purchased by Zhejiang Yuhuan in December 2006 for an aggregate consideration of RMB4.6 million and have been used as housing for Zhejiang Yuhui’s employees.

In June 2008, Zhejiang Yuhui lent RMB17 million to Zhejiang Yuhuan to repay its debts owed to Desheng Energy. In August 2008, we received RMB14 million from Zhejiang Yuhuan. As of December 31, 2009, our outstanding loans to Zhejiang Yuhuan were RMB3.0 million ($0.4 million). We plan to offset such loans against the rents to be paid by us to Zhejiang Yuhuan.

Desheng Energy, Jinko and Ruiyu

In 2007, 2008 and 2009, we purchased $33.8 million, $1.9 million and nil million, respectively, of silicon raw materials from Desheng Energy, a company controlled by Messrs. Xiande Li and Xianhua Li, two brothers of Mr. Xianshou Li. In 2007, 2008 and 2009, we purchased $14.2 million, $79.9 million and $15.7 million, respectively, of silicon raw materials from Jinko. As of December 31, 2009, our outstanding balance owed to Jinko for purchases of raw materials was $0.02 million. In 2007, 2008 and 2009, we provided $0.3 million, $23,749 and nil, respectively, of processing services to Desheng, and nil, $0.3 million and $42,409, respectively, of processing services to Jinko. In 2007, 2008 and 2009, we also purchased $1.6 million, $0.1 million and nil, respectively, of raw materials from Ruiyu.

These transactions were entered into on an arm’s length basis, and we believe the pricing terms were comparable to terms that could have been obtained from independent third parties.

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management” for details regarding employment agreements with our senior executive officers.

Share Incentives

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers” for a description of share options and stock purchase rights we have granted to our directors, officers and other individuals as a group.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal and Administrative Proceedings

Since February 2007, we have received complaints from one of our former customers regarding defective solar modules in several shipments that were sold in 2005. The shipments were for an aggregate of approximately $1.4 million. We are in dispute over the alleged defects. Any proven defects could lead to return or refund of our products under our warranties, cause us to incur additional costs and divert the attention of our personnel from our operations. If we do not reach an amicable settlement with such party, we may proceed to arbitration as stipulated in our contracts over the alleged defective goods. We cannot assure you that we will prevail at the close of the arbitration. As of May 1, 2010, this dispute has not entered any arbitration or legal proceeding.

We have initiated arbitration proceedings against Linzhou Zhongsheng Steel Co., Ltd and Linzhou Zhongsheng Semiconductor Silicon Material Co., Ltd. before CIETAC for the equity transfer dispute. As of the date of this annual report, CIETAC has accepted our arbitration application and requested the other parties to join the arbitration proceedings to reply to our claims.

As of May 1, 2010, there were several pending disputes with some of our raw material suppliers, including HongKong Max Loyal International, Nihon B.S.B and Advance Material Inc., over prepayments for silicon raw materials. We will consider initiating arbitration proceedings before CIETAC if we are unable to resolve these disputes through negotiations. In addition, we have served demand letters to two customers of our solar wafers, Helios Technology and Solar Power. Helios Technology has subsequently paid us $787,500 of the $1,417,500 owed to us. We will consider bringing legal actions against them if they still fail to settle the overdue payments in accordance with our demands.

Except as described above, we are not involved in any litigation or other legal proceedings that would have a material adverse impact on our business or operations. We may from time to time be subject to various judicial or administrative proceedings arising in the ordinary course of our business.

Dividend Policy

We have no present plan to declare and pay any dividends on our shares or ADSs in the near future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a limited liability holding company incorporated in the British Virgin Islands. We rely on dividends from Zhejiang Yuhui, our subsidiary in China, and any newly formed subsidiaries to fund the payment of dividends, if any, to our shareholders. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their retained profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our subsidiary in China is required to set aside a certain amount of its retained profits each year, if any, to fund certain statutory reserves. These reserves may not be distributed as cash dividends. Furthermore, when Zhejiang Yuhui or any newly formed subsidiary incurs debt on its own behalf, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. For example, according to certain short-term loan agreements between Zhejiang Yuhui and its banks, Zhejiang Yuhui is not permitted to pay dividends for any given year if it has no after-tax profit or if it has any principal or interest due in that year which has not been paid. In addition, pursuant to the new PRC Enterprise Income Tax Law and its Implementing Regulation, which became effective on January 1, 2008, a 10% withholding tax applies to dividends distributed to foreign investors out of the profits generated after January 1, 2008 unless any such non-Chinese enterprise’s tax residency jurisdiction has a tax treaty with China that provides for a different withholding arrangement. The British Virgin Islands, where our company was incorporated, does not have such a treaty with China. Thus, the Company expects that a 10% withholding tax will apply to dividends paid to the Company by its PRC subsidiaries if the Company is classified as a non-resident enterprise. The Company does not currently intend to declare dividends for the foreseeable future.

Subject to the approval of our shareholders, our board of directors has complete discretion over distribution of dividends. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

A. Offering and Listing Details

In August 2006, our shares were admitted for trading on AIM, in conjunction with a placing of 33,333,333 shares at $1.50 per share. Please refer to “—C. Markets” below for historical trading prices.

Our ADSs, each representing two of our shares, have been listed on the NYSE since January 29, 2008 under the symbol “SOL.” Please refer to “—C. Markets” below for historical trading prices.

B. Plan of Distribution

Not applicable.

C. Markets

Our ADSs, each representing two of our shares, have been listed on the NYSE since January 29, 2008. Our ADSs trade under the symbol “SOL.” For the period from January 29, 2008 to June 3, 2010, the trading price of our ADSs on the NYSE has ranged from US$2.02 to US$29.48 per ADS. The following table provides the high and low market prices for our ADSs on the NYSE.

	Trading Price
	High	Low
	US$	US$
Quarterly Highs and Lows
First quarter of 2008 (from January 29, 2008)	14.19	7.36
Second quarter of 2008	29.48	10.80
Third quarter of 2008	19.70	9.50
Fourth quarter of 2008	11.70	2.06
First quarter of 2009	5.60	2.02
Second quarter of 2009	7.90	2.86
Third quarter of 2009	6.42	4.22
Fourth quarter of 2009	5.28	3.50
First quarter of 2010	6.15	4.32

Annual and Monthly Highs and Lows
2008 (from January 29, 2008)	29.48	2.06
2009	7.90	2.02
December	5.28	4.00
2010
January	6.15	4.33
February	5.44	4.32
March	6.04	4.72
April	8.75	5.93
May	8.11	4.91
June (through June 3)	6.14	5.48

In August 2006, our shares were admitted for trading on AIM, in conjunction with a placing of 33,333,333 shares at $1.50 per share. ReneSola shares are traded by member firms of the London Stock Exchange through an electronic order book called SETS MM, which is an order driven central electronic trading system and the trading hours for AIM are 8.00 a.m. to 4.30 p.m. The FTSE AIM All Share index is a weighted index that is computed by adjusting the change in each constituent’s stock price by its relevant weighting, by market capitalization, in the index. The total weighted changes in stock price are then applied to the previous day’s total to calculate the new index figure. The base date for the index is December 31, 1994.

The following table sets forth, for the periods indicated:

•	the high and low market prices for our shares as reported on AIM;

•	the average daily trading volume of our shares; and

•	the high and low of the daily market values of the AIM FTSE All Share index.

	Price per share		Average daily trading volume	FTSE AIM All Share Index
	High	Low		High	Low
	£
2006 (through August 8, 2006)	5.0900	0.8650	1,142,281.51	1,054.70	971.10
2007	6.4200	1.9000	815,148.53	1,238.50	1,010.40
2008	7.6000	0.7100	649,036.44	1,061.20	380.01
First quarter	5.2500	2.0500	739,356.85	1,061.20	937.40
Second quarter	7.6000	2.7000	788,999.63	1,036.30	951.30
Third quarter	5.3150	2.6500	450,245.18	960.80	616.59
Fourth quarter	3.3500	0.7100	625,659.66	627.74	380.01
2009	2.4400	0.7325	329,759.08	681.31	373.43
First quarter	1.8450	0.7325	288,646.90	417.73	373.43
Second quarter	2.4400	0.9600	399,366.84	546.60	412.18
Third quarter	1.9875	1.4000	404,560.40	650.66	509.99
Fourth quarter	1.6000	1.1000	226,297.30	681.31	629.98
December	1.6000	1.1700	211,470.85	660.15	638.95
2010
First quarter	1.9300	1.4225	252,226.52	712.02	650.59
January	1.9000	1.4225	331,776.50	696.41	654.59
February	1.7350	1.4400	256,569.80	677.28	650.59
March	1.9300	1.5525	179,275.87	712.02	668.04
April	2.7000	1.8950	457,405.00	736.78	701.34
May	2.6575	1.7175	355,342.47	730.45	660.03
June (through June 3)	2.1100	1.8825	225,497.00	689.10	673.11

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We incorporate by reference into this annual report our amended and restated memorandum and articles of association filed as Exhibit 4.1 to our Post-effective Amendment No.1 to Form S-8 (File No. 333-153647) filed with the SEC on March 13, 2009.

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

Registered Office and Objects

Our registered office in the British Virgin Islands is located at the offices of Harneys Corporate Services Limited, Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands.

According to Clause 5 of our memorandum of association, subject to the Companies Act and any other British Virgin Islands legislation, our company has full capacity to carry on or undertake any business or activity, do any act or enter into any transaction, and there are no limitations on the business that our Company may carry on.

Board of Directors

See “Item 6. Directors, Senior Management and Employees.”

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

The register of members may be closed at such times and for such periods as the board of directors may from time to time determine, not exceeding in whole thirty days in each year, upon notice being given by advertisement in a leading daily newspaper and in such other newspaper (if any) as may be required by the law of British Virgin Islands and the practice of the London Stock Exchange or the NYSE.

The board of directors may decline to register a transfer of any share to a person known to be a minor, bankrupt or person who is mentally disordered or a patient for the purpose of any statute relating to mental health. The board of directors may also decline to register any transfer unless:

(a)	any written instrument of transfer, duly stamped (if so required), is lodged with us at the registered office or such other place as the board of directors may appoint accompanied by the certificate for the shares to which it relates (except in the case of a transfer by a recognized person or a holder of such shares in respect of whom we are not required by law to deliver a certificate and to whom a certificate has not been issued in respect of such shares);

(b)	there is provided such evidence as the board of directors may reasonably require to show the right of the transferor to make the transfer and, if the instrument of transfer is executed by some other person;

(c)	on his behalf, the authority of that person to do so; any instrument of transfer is in respect of only one class or series of share; and

(d)	in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four.

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

D. Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation of Foreign Currency Exchange and Dividend Distribution.”

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

U. S. Federal Income Taxation

The following discussion describes the material U.S. federal income tax consequences to U.S. Holders (as defined below) under current law of an investment in the ADSs or shares. This discussion applies only to U.S. Holders that hold the ADSs or shares as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States in effect as of the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The following discussion does not address the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks and other financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	traders that elect to use a mark-to-market method of accounting;

•	U.S. expatriates;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding ADSs or shares as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock;

•	persons who acquired ADSs or shares pursuant to the exercise of any employee share option or otherwise as compensation; or

•	persons holding ADSs or shares through partnerships or other pass-through entities.

INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, NON-U.S. AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR ADSs OR SHARES.

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of our ADSs or shares and you are, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any State thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or shares, the tax treatment of a partner in such partnership will depend on the status of such partner and the activities of such partnership. If you are such a partner or partnership, you should consult your tax advisors regarding the U.S. federal income tax consequences to you of the purchase, ownership and disposition of the ADSs or shares.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement have been and will be complied with in accordance with their terms. If you hold ADSs, you should be treated as the beneficial owner of the underlying shares represented by those ADSs for U.S. federal income tax purposes.

The U.S. Treasury has expressed concerns that U.S. holders of ADSs may be claiming foreign tax credits in situations where an intermediary in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS has taken actions inconsistent with the ownership of the underlying security by the person claiming the credit. Such actions (for example, a pre-release of an ADS by a depositary) may also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate U.S. holders of ADSs, including individual U.S. holders (discussed below). Accordingly, the availability of foreign tax credits or the reduced tax rate for dividends received by certain non-corporate U.S. Holders, including individual U.S. Holders, could be affected by actions taken by the U.S. Treasury or the depositary.

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

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2011, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) our ADSs or shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are neither a passive foreign investment company nor treated as such with respect to you for our taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, common or ordinary shares, or ADSs representing such shares, are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the NYSE, as are our ADSs (but not our shares). If we are treated as a PRC “resident enterprise” for PRC tax purposes (see “Item 3. Key Information—D. Risk Factors—Risks Related To Doing Business In China—Expiration of, or changes to, current PRC tax incentives that our business enjoys could have a material adverse effect on our results of operations”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC. You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for any dividends paid with respect to the ADSs or shares, as well as the effects of any change in applicable law after the date of this annual report.

Newly enacted legislation requires certain U.S. Holders that are individuals, estates or trusts to pay an additional 3.8% tax on, among other things, dividends on our ADSs or shares for taxable years beginning after December 31, 2012. You should consult your tax advisors regarding the effect, if any, of this legislation on an investment in the ADSs or shares.

For foreign tax credit purposes, the limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, any dividends we pay with respect to our ADSs or shares will generally constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.” Any dividends we pay will generally constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. If PRC withholding taxes apply to dividends paid to you with respect to the ADSs or shares (see “Item 3. Key Information—D. Risk

Factors—Risks Related To Doing Business In China—Under the Enterprise Income Tax Law, dividends payable by us and gains on the disposition of our shares or ADSs could be subject to PRC taxation”), subject to certain conditions and limitations, such PRC withholding taxes may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. The rules relating to the determination of the federal tax credit are complex and you should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances.

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

Newly enacted legislation requires certain U.S. Holders that are individuals, estates or trusts to pay an additional 3.8% tax on, among other things, capital gains from the sale or other disposition of our ADSs or shares for taxable years beginning after December 31, 2012. You should consult your tax advisors regarding the effect, if any, of this legislation on an investment in the ADSs or shares.

Any gain or loss that you recognize on a disposition of our ADSs or shares will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes. However, if we are treated as a PRC “resident enterprise” for PRC tax purposes, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. In such event, if PRC withholding taxes were to be imposed on any gain from the disposition of the ADSs or shares (see “Item 3. Key Information—D. Risk Factors—Risks Related To Doing Business In China—Under the Enterprise Income Tax Law, dividends payable by us and gains on the disposition of our shares or ADSs could be subject to PRC taxation”), a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income. You should consult your tax advisors regarding the proper treatment of gain or loss in your particular circumstances.

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

Based on the value of our assets and the composition of our income and assets, we do not believe that we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2009. In addition, we do not expect to be a PFIC for our current taxable year ending December 31, 2010 or any future taxable year. We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2010 or any future taxable year. Because the value of our assets for purposes of the asset test will generally be determined by reference to the market price of our ADSs or shares, fluctuations in the market price of the ADSs or shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC.

If we are a PFIC for any taxable year during which you hold our ADSs or shares, we will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold the ADSs or shares, unless we cease to be a PFIC and you make a “deemed sale” election with respect to the ADSs or shares, as applicable. If such election is made, you will be deemed to have sold the ADSs or shares you hold at their fair market value and any gain from such deemed sale would be subject to the consequences described in the following paragraph. After the deemed sale election, your ADSs or shares with respect to which such election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.

For each taxable year that we are treated as a PFIC with respect to you, you will be subject to special tax rules with respect to any “excess distribution” you receive and any gain you recognize from a sale or other disposition (including a pledge) of the ADSs or shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or recognized gain will be allocated ratably over your holding period for the ADSs or shares;

•	the amount allocated to the current taxable year, and any taxable years in your holding period prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and

•

the amount allocated to each other year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year, and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

A U.S. Holder of “marketable stock” (as defined below) of a PFIC may make a mark-to-market election for such stock to elect out of the PFIC rules described above regarding excess distributions and recognized gains. If you make a mark-to-market election for the ADSs or shares, you will include in gross income for each year that we are a PFIC an amount equal to the excess, if any, of the fair market value of the ADSs or shares you hold as of the close of your taxable year over your adjusted basis in such ADSs or shares. You will be allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the ADSs or shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as any gain from the actual sale or other disposition of the ADSs or shares, will be treated as ordinary income. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations that are not PFICs would apply to distributions by us, except that the lower capital gains rate applicable to qualified dividend income (discussed above under “—Taxation of dividends and other distributions on the ADSs or shares”) generally would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in greater than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. Our ADSs are listed on the NYSE, which is a qualified exchange or other market for these purposes. Consequently, if the ADSs continue to be listed on the NYSE and are regularly traded, and you are a holder of the ADSs, we expect that the mark-to-market election would be available to you if we become a PFIC.

Alternatively, a U.S. Holder of stock of a PFIC may make a “qualified electing fund” election with respect to such corporation to elect out of the PFIC rules described above regarding excess distributions and recognized gains. A U.S. Holder that makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if the PFIC provides such U.S. Holder with certain tax information as required under applicable U.S. Treasury regulations. We do not intend to prepare or provide the information that would enable you to make a qualified electing fund election.

You should consult your tax advisors regarding the application of the PFIC rules to your investment in our ADSs or shares and the elections discussed above.

Information reporting and backup withholding

Dividend payments with respect to ADSs or shares and proceeds from the sale, exchange or other disposition of ADSs or shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder that furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or that is otherwise exempt from backup withholding. U.S. Holders that are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. Under newly enacted legislation, for taxable years beginning after March 18, 2010, certain individuals holding the ADSs or ordinary shares other than in an account at a financial institution may be subject to additional information reporting requirements. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

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

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, inflation as measured by the consumer price index in China was 4.8%, 5.9% and negative 0.7% in 2007, 2008 and 2009, respectively.

Foreign Exchange Risk

Our sales in China are denominated in Renminbi, and our export sales are generally denominated in U.S. dollars and other currencies. Our costs and capital expenditures are largely denominated in Renminbi and foreign currencies, including U.S. dollars, euro and Japanese Yen. Fluctuations in currency exchange rates, particularly between the U.S. dollar and Renminbi and between the euro and Renminbi, could have a significant impact on our financial condition and results of operations, affect our gross and operating profit margins, and result in foreign exchange and operating gains or losses. For example, as of December 31, 2008 and December 31, 2009, we held $43.2 million and $108.0 million in accounts receivable, respectively, some of which were denominated in U.S. dollars. Had we converted all of our accounts receivable as of either date into Renminbi at an exchange rate of RMB6.8259 for $1.00, the exchange rate as of December 31, 2009, our accounts receivable would have been RMB294.9 million and RMB737.2 million as of December 31, 2008 and December 31, 2009, respectively. Assuming that Renminbi appreciates by a rate of 10% to an exchange rate of RMB6.1433, we would record a loss in the fair value of our accounts receivable in Renminbi terms. A 10% appreciation of Renminbi would result in our holding Renminbi equivalents of RMB265.3 million and RMB663.5 million in accounts receivable as of December 31, 2008 and December 31, 2009, respectively. These amounts would therefore reflect a theoretical loss of RMB29.6 million and RMB73.7 million for our accounts receivable as of December 31, 2008 and December 31, 2009, respectively. This calculation model is based on multiplying our accounts receivable, which are held in U.S. dollars, by a smaller Renminbi equivalent amount resulting from an appreciation of Renminbi. This calculation model does not take into account optionality nor does it take into account the use of financial instruments.

We incurred foreign currency exchange losses of approximately $4.0 million, $3.1 million and $1.4 million in 2007, 2008 and 2009, respectively. Our risk management strategy includes the use of derivative and non-derivative financial instruments as hedges of foreign currency exchange risk, whenever management determines their use to be reasonable and practical. This strategy does not permit the use of derivative financial instruments for trading purposes, nor does it allow for speculation. The purpose of our foreign currency derivative activities is to protect us from the risk that the U.S. dollar net cash flows resulting from forecasted foreign currency-denominated transactions will be negatively affected by changes in exchange rates. We use foreign currency forward exchange contracts to offset changes in the amount of future cash flows associated with certain third-party sales expected to occur within the next two years. Gains or losses on those contracts are recognized in other income in the consolidated income statements. The recognition of gains or losses resulting from changes in the values of those derivative instruments is based on the use of each derivative instrument. We had a small net loss on derivative instruments from foreign currency forward exchange contracts in 2008 and did not have any net loss on derivative instruments from foreign currency forward exchange contracts in 2009. As of December 31, 2009, we did not have any outstanding foreign exchange forward contracts.

Interest Rate Risk

Our exposure to interest rate risk relates to interest expenses incurred by our short-term and long-term borrowings, and interest income generated by excess cash invested in demand deposits with original maturities of three months or less. We have not used any derivative financial instruments to manage our interest rate risk exposure due to lack of such financial instruments in China. Historically, we have not been exposed to material risks due to changes in interest rates; however, our future interest income may decrease or interest expenses on our borrowings may increase due to changes in market interest rates. We are currently not engaged in any interest rate hedging activities.

An increase of 100 basis point in interest rates at the reporting dates indicated below would have decreased our loss for the year and increased our equity by the amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

	As of December 31,
	2007	2008	2009
	(in thousands)
100 basis point increase
Decrease in loss and increase in equity	$586	$1,653	$3,576

A 100 basis point decrease would have had the equal but opposite effect to the amounts shown above, assuming all other variables remain constant.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable

C. Other Securities

Not applicable.

D. American Depositary Shares.

Fees and Charges Our ADS Holders May Have to Pay

Our American depositary shares, each of which represents two shares, are listed on the NYSE. The Bank of New York Mellon is the depositary of our ADS program and its principal executive office is situated at One Wall Street, New York, New York 10286. The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Persons depositing or withdrawing shares must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

•    Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

•    Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.02 (or less) per ADS	• Any cash distribution to ADS registered holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities that are distributed by the depositary to ADS registered holders

$.02 (or less) per ADSs per calendar year	• Depositary services

Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) • Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for expenses we incur that are related to the administration and maintenance of our ADS facility including, but not limited to, investor relations expenses, the annual NYSE listing fees, ADS offering expenses or any other program related expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. The annual reimbursement is also conditioned on certain requirements and criteria and will be adjusted proportionately to the extent such requirements or criteria are not met. For 2009, the depositary waived a total of $1,774 in payments that we owed to the depositary for certain stockholder meeting and registered holders services the depositary performed for us, but did not otherwise pay us any annual reimbursement.

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

On October 5, 2009, we completed a follow-on public offering of 15,500,000 ADSs on the NYSE at $4.75 per ADS. We received aggregate net proceeds of approximately $69.9 million, after deducting discounts and commissions but before offering expenses. From October 1, 2009, the effective date of our registration statement on Form F-6 (Registration No. 333-162257) for the offering, to December 31, 2009, we used the net proceeds from our follow-on offering as follows:

•	approximately $64.3 million for redemption of our U.S. dollar settled 1% convertible bonds due 2012; and

•	approximately $5.6 million to supplement our working capital.

Credit Suisse, UBS AG and Lazard Capital Markets were the underwriters for the above follow-on offering of our ADSs. None of the net proceeds from the offering were paid directly or indirectly to directors or officers of our company or their associates, persons owning 10% or more of our equity securities or our affiliates.

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

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2009. Our management excluded from this assessment the internal control over financial reporting at JC Solar, which we acquired on May 31, 2009 and whose revenue of $57.5 million constitutes only 11.3% of our net revenues for the year ended December 31, 2009 and whose total assets of $92.4 million constitutes only 7.2% of our total assets as of December 31, 2009.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. In addition, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, Deloitte Touche Tohmatsu CPA Ltd., who has also audited our consolidated financial statements for the year ended December 31, 2009, has audited the effectiveness of our internal control over financial reporting as of December 31, 2009, as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

Changes In Internal Control Over Financial Reporting

As required by Rule 13a-15(d), under the Exchange Act, our management, including our chief executive officer and chief financial officer, has conducted an evaluation of our internal control over financial reporting to determine whether any changes occurred during the period covered since last report have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on this evaluation, it has been determined that there has been no significant changes during the period covered by this annual report that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Tan Wee Seng, an independent director, is our audit committee financial expert. Mr. Tan satisfies the independent requirements of Section 303A of the Corporate Governance Roles of the NYSE and Rule 60A-3 under the Exchange Act.

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

	For the Year Ended December 31,
	2007	2008	2009
	(in thousands)
Audit fees(1)	$320	$1,250	$985
Audit-related fees(2)	750	320	232
Tax fees	—	80	124
Other fees	—	—	—

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements and the review of our comparative interim financial statements.
(2)	“Audit related fees” represents aggregate fees billed for professional services rendered by our independent registered public accounting firm for the assurance and related services, which mainly included the issuance of the audit and review of financial statements and other assurance services rendered in connection with our initial public offering in 2008 and the follow-on offering in 2009.

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

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of ReneSola Ltd are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Memorandum and Articles of Association (incorporated by reference to Exhibit 4.1 from our Post-Effective Amendment No. 1 to Form S-8 registration statement (File No. 333- 153647), as amended, initially filed with the Commission on March 13, 2009)

2.1	Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.1 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

2.2	Registrant’s Specimen Certificate for Shares (incorporated by reference to Exhibit 4.2 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

2.3	Form of Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

2.4	Deed of Agreement among Xianshou Li, Yuncai Wu and Diverso Management Limited dated as of May 31, 2006 (incorporated by reference to Exhibit 4.4 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

2.5	Deed of Agreement among Xianshou Li, Yuncai Wu, Diverso Management Limited, Charles Xiaoshu Bai and other parties thereto dated as of August 3, 2006 and amended as of March 7, 2007 (incorporated by reference to Exhibit 4.5 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

2.6	Lock-in Deed among the Registrant, Hanson Westhouse LLP, Xianshou Li and Ruixin Holdings Limited dated as of August 2, 2006 (incorporated by reference to Exhibit 4.6 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

2.7	Lock-in Deed among the Registrant, Hanson Westhouse LLP, Yuncai Wu and Yuncai Holdings Limited dated as of August 2, 2006 (incorporated by reference to Exhibit 4.7 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

2.8	Lock-in Deed among the Registrant, Hanson Westhouse LLP and Xiaoshu Bai dated as of August 2, 2006 (incorporated by reference to Exhibit 4.8 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

2.9	Lock-in Deed among the Registrant, Hanson Westhouse LLP and Diverso Management Limited dated as of August 2, 2006 (incorporated by reference to Exhibit 4.9 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

Exhibit Number	Description of Document

4.1	2007 Share Incentive Plan, amended and restated as of January 21, 2009 (incorporated by reference to Exhibit 4.1 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 10, 2009)

4.2	Form of Indemnification Agreement with the Registrant’s Directors (incorporated by reference to Exhibit 10.2 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

4.3	Service Agreement among the Registrant, Zhejiang Yuhui Solar Energy Source Co., Ltd. and Xianshou Li (incorporated by reference to Exhibit 10.3 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

4.4	Employment Contract between the Registrant and Charles Xiaoshu Bai dated as of June 10, 2009 (incorporated by reference to Exhibit 4.4 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 10, 2009)

4.5	Service Agreement among the Registrant, Zhejiang Yuhui Solar Energy Source Co., Ltd. and Yuncai Wu (incorporated by reference to Exhibit 10.5 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

4.6	Employment Agreement among the Registrant, ReneSola America Inc. and Panjian Li (incorporated by reference to Exhibit 10.7 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

4.7	Employment Contract between the Registrant and Julia Xu dated as of March 2, 2009 (incorporated by reference to Exhibit 4.7 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 10, 2009)

4.8	Employment Contract between the Registrant and Wang Mingde dated as of November 17, 2008 (incorporated by reference to Exhibit 4.8 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 10, 2009)

4.9	English Translation of Form of Guarantee Contract among Bank of China, Xiahe Lian and Xianshou Li (incorporated by reference to Exhibit 10.16 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

4.10	English translation of Share Entrustment Agreement among Xianshou Li, Yuncai Wu, Xiangjun Dong and Zhengmin Lian dated as of May 2, 2006 as well as Supplemental Agreement in July 2007 (incorporated by reference to Exhibit 10.27 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

4.11	Trust Deed between the Registrant and DB Trustees (Hong Kong) Limited dated as of March 26, 2007 (incorporated by reference to Exhibit 10.28 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

4.12	Paying and Conversion Agency Agreement among the Registrant, Deutsche Bank AG, Hong Kong Branch, Deutsche Bank Luxembourg S. A. and DB Trustees (Hong Kong) Limited dated as of March 26, 2007 (incorporated by reference to Exhibit 10.29 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

4.13	English Translation of Cooperation Agreement between the Registrant and Linzhou Zhongsheng Steel Co., Ltd. dated as of August 3, 2007 (incorporated by reference to Exhibit 10.30 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

4.14	English Translation of Equity Joint Venture Contract between the Registrant and Linzhou Zhongsheng Steel Co., Ltd. dated as of August 3, 2007 (incorporated by reference to Exhibit 10.31 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

Exhibit Number	Description of Document

4.15	English Translation of Purchase Contract between Wuxi Suntech Power Co., Ltd. And Zhejiang Yuhui Solar Energy Source Co, Ltd. dated as of September 30, 2007 (incorporated by reference to Exhibit 10.32 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

4.16	English Translation of Lease Agreement between Zhejiang Yuhuan and Zhejiang Yuhui Solar Energy Source Co, Ltd. dated as of October 5, 2007 (incorporated by reference to Exhibit 10.33 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

4.17	English Translation of Polysilicon Supply Contract between Sichuan Yongxiang Polysilicon Co., Ltd. and Zhejiang Yuhui Energy Source Co, Ltd. dated as of October 16, 2007 (incorporated by reference to Exhibit 10.34 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

4.18	Equipment Supply and Purchase Contract between Sichuan Renesola Silicon Material Co., Ltd. and Chemical Equipment Engineering Limited dated as of September 27, 2007 (incorporated by reference to Exhibit 10.35 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

4.19	English Translation of Polysilicon Purchase and Sales Contract between Daqo New Material Co., Ltd. and Zhejiang Yuhui Solar energy Source Co., Ltd. dated as of October 31, 2007 (incorporated by reference to Exhibit 10.39 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

4.20	English Translation of Products Purchase and Sales Contract between Jingao Solar Co., Ltd. and Zhejiang Yuhui Solar Energy Source Co., Ltd. dated as of December 13, 2007 (incorporated by reference to Exhibit 10.40 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

4.21	English Translation of Loan Contract between Bank of China and Zhejiang Yuhui Solar Energy Source Co., Ltd. dated as of January 2, 2008 (incorporated by reference to Exhibit 10.41 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

4.22	Contract between ALD Vacuum Technologies GmbH and Zhejiang Yuhui Solar Energy Source Co., Ltd. dated as of January 22, 2008 (incorporated by reference to Exhibit 10.42 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

4.23	Equipment Supply and Purchase Contract between Sichuan Renesola Silicon Material Co., Ltd. and Chemical Equipment Engineering Limited dated as of February 5, 2008 (incorporated by reference to Exhibit 10.43 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

4.24	English Translation of Supplemental Equipment Purchase and Sales Contract between Shanghai Hanhong Precision Machinery Co., Ltd. and Zhejiang Yuhui Solar Energy Co., Ltd. dated as of February 15, 2008 (incorporated by reference to Exhibit 10.44 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

4.25	English Translation of Liability Transfer Agreement between Desheng Solar Energy Co., Ltd., Jinko Solar Co., Ltd. and Zhejiang Yuhui Solar Energy Source Co., Ltd. dated as of May 28, 2008 (incorporated by reference to Exhibit 10.45 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

4.26	English Translation of Loan Agreement between Sichuan ReneSola Silicon Material Co., Ltd. and Bank of Construction dated as of January 24, 2009 (incorporated by reference to Exhibit 4.26 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 10, 2009)

Exhibit Number	Description of Document

4.27	English Translation of Guarantee Contract among China Construction Bank, Xiahe Lian and Xianshou Li date as of January 24, 2009 (incorporated by reference to Exhibit 4.27 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 10, 2009)

4.28	Contract between ALD Vacuum Technologies GmbH and Zhejiang Yuhui Solar Energy Source Co., Ltd. dated as of July 15, 2008 (incorporated by reference to Exhibit 4.28 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 10, 2009)

4.29	Contract between BP Solar International Inc. and Renesola Singapore Pte., Ltd. dated as of January 19, 2009 (incorporated by reference to Exhibit 4.29 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 10, 2009)

4.30*	English Translation of Lease Agreement between Zhejiang Yuhuan and Zhejiang Yuhui dated January 1, 2009

4.31*	English Translation of Employment Contract between Zhejiang Yuhui Solar Energy Source Co., Ltd. and Songde Huang dated as of December 30, 2009

4.32*	English Translation of Employment Contract between Zhejiang Yuhui Solar Energy Source Co., Ltd. and Cheng Wang dated as of January 4, 2010

4.33*	English Translation of Employment Contract between Zhejiang Yuhui Solar Energy Source Co., Ltd. and Zhidong Zheng dated as of January 20, 2009

8.1*	Subsidiaries of the registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Harney Westwood & Riegels

15.2*	Consent of Haiwen & Partners

15.3*	Consent of Deloitte Touche Tohmatsu CPA Ltd.

*	Filed with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RENESOLA LTD

By:	/s/ Xianshou Li
Name:	Xianshou Li
Title:	Director and Chief Executive Officer

Date: June 7, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ReneSola Ltd:

We have audited the accompanying consolidated balance sheets of ReneSola Ltd and subsidiaries (the “Company”) as of December 31, 2008 and 2009, and the related consolidated income statements, consolidated statements of changes in equity and comprehensive income (loss), and consolidated cash flows for each of the three years in the period ended December 31, 2009 and the related financial statement schedule included in Schedule I. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of ReneSola Ltd and subsidiaries as of December 31, 2008 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 4, 2010 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/    Deloitte Touche Tohmatsu CPA Ltd.

Deloitte Touche Tohmatsu CPA Ltd.

Shanghai, China

June 4, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ReneSola Ltd:

We have audited the internal control over financial reporting of ReneSola Ltd and subsidiaries (the “Company”) as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management’s Annual Report on Internal Control Over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Wuxi Jiacheng Solar Energy Technology Co., Ltd. (JC Solar), which was acquired on May 31, 2009 and whose financial statements constitute 10.5% and 7.8% of net and total assets, respectively, 11.3% percent of revenue and (7.4%) of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2009. Accordingly, our audit did not include the internal control over financial reporting at JC Solar. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provide a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and the related financial statement schedule as of and for the year ended December 31, 2009 of the Company and our report dated June 4, 2010 expressed an unqualified opinion on those financial statements and financial statement schedule.

/s/    Deloitte Touche Tohmatsu CPA Ltd.

Deloitte Touche Tohmatsu CPA Ltd.

Shanghai, China

June 4, 2010

RENESOLA LTD

CONSOLIDATED BALANCE SHEETS

(Amounts expressed in U.S. dollars)

	As of December 31,
	2008	2009
ASSETS
Current assets:
Cash and cash equivalents	$112,333,796	$106,807,945
Restricted cash	5,957,608	25,266,358
Available-for-sale investment	—	6,207,119
Accounts receivable, net of allowances for doubtful accounts of $113,085 and $114,271 as of December 31, 2008 and 2009, respectively	43,160,257	107,986,540
Inventories	193,035,583	137,844,182
Advances to suppliers—current	36,991,239	12,091,913
Amounts due from related parties	457,122	439,503
Value added tax recoverable	15,497,751	51,842,962
Prepaid expenses and other current assets	13,721,738	7,325,662
Deferred convertible bond issue costs	—	86,002
Deferred tax assets	18,979,008	24,325,502

Total current assets	440,134,102	480,223,688

Property, plant and equipment, net	341,426,940	702,815,884
Prepaid land use right	13,472,274	23,137,371
Other intangible assets	—	1,349,274
Deferred tax assets	2,339,569	40,227,229
Deferred convertible bond issue costs	1,969,520	—
Advances for purchases of property, plant and equipment	161,705,092	20,840,441
Advances to suppliers—non-current	45,729,448	8,071,801
Other long-lived assets	1,010,824	2,839,955
Goodwill	—	5,323,406

Total assets	$1,007,787,769	$1,284,829,049

See notes to consolidated financial statements.

RENESOLA LTD

CONSOLIDATED BALANCE SHEETS—(Continued)

(Amounts expressed in U.S. dollars)

	As of December 31,
	2008	2009
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowing	$191,987,179	$358,634,285
Accounts payable	37,942,429	93,406,183
Advances from customers—current	49,284,100	53,851,586
Amounts due to related parties	11,862,885	23,874
Convertible bond payable—current	—	32,474,501
Other current liabilities	42,060,164	71,460,319

Total current liabilities	333,136,757	609,850,748

Convertible bond payable—non-current	138,904,102	—
Long-term borrowings	32,832,576	189,279,292
Advances from customers—non-current	105,203,064	78,578,381
Other long-term liabilities	15,623,790	10,857,697

Total liabilities	625,700,289	888,566,118

Commitments and contingencies (see Note 18)
Equity
Common shares (no par value; 250,000,000 shares authorized at December 31, 2008 and 2009; 137,624,912 and 172,624,912 shares issued and outstanding at December 31, 2008 and 2009, respectively)	330,665,587	413,752,964
Additional paid-in capital	17,769,228	21,065,401
Retained earnings (accumulated deficit)	11,294,362	(60,609,305)
Accumulated other comprehensive income	22,079,224	22,053,871

Total shareholders’ equity	381,808,401	396,262,931

Noncontrolling interests	279,079	—

Total equity	382,087,480	396,262,931

Total liabilities and equity	$1,007,787,769	$1,284,829,049

See notes to consolidated financial statements

RENESOLA LTD

CONSOLIDATED INCOME STATEMENTS

(Amounts expressed in U.S. dollars, except number of shares and per share data)

	Years ended December 31,
	2007	2008	2009
Net revenues:
Product sales	$231,282,256	$580,374,536	$488,507,712
Processing services	17,690,829	89,991,568	21,897,067

Total net revenues	248,973,085	670,366,104	510,404,779

Cost of revenues
Product sales	184,292,314	631,677,378	541,569,928
Processing services	11,184,756	52,998,555	12,036,661

Total cost of revenues	195,477,070	684,675,933	553,606,589

Gross profit (loss)	53,496,015	(14,309,829)	(43,201,810)

Operating expenses:
Sales and marketing	584,834	619,684	5,398,559
General and administrative	8,753,983	23,193,809	29,083,848
Research and development	1,142,623	9,713,621	14,506,591
Impairment loss on property, plant and equipment	—	763,426	—
Other operating income	(418,027)	(84,012)	(1,632,857)

Total operating expenses	10,063,413	34,206,528	47,356,141

Income (loss) from operations	43,432,602	(48,516,357)	(90,557,951)

Non-operating expenses:
Interest income	1,933,991	1,782,695	1,715,675
Interest expense	(4,512,087)	(11,869,167)	(17,122,262)
Foreign exchange loss	(4,046,897)	(3,096,699)	(1,433,404)
Gain on repurchase of convertible bonds	—	—	7,995,337
Other-than-temporary impairment loss on available-for-sale investment	—	—	(13,366,936)

Total non-operating expenses	(6,624,993)	(13,183,171)	(22,211,590)

Income (loss) before income tax, noncontrolling interests and equity in earnings (loss) of investee	36,807,609	(61,699,528)	(112,769,541)
Income tax benefit	6,155,828	2,420,260	41,156,343
Equity in earnings (loss) of investee, net of tax	—	5,175,046	(290,469)

Net income (loss)	42,963,437	(54,104,222)	(71,903,667)
Less: net loss attributed to noncontrolling interests	(27,146)	(801,904)	—

Net income (loss) attributed to holders of common shares	$42,936,291	$(54,906,126)	$(71,903,667)

Earnings (loss) per share
Basic	$0.43	$(0.43)	$(0.49)

Diluted	$0.43	$(0.43)	$(0.49)

Weighted average number of shares used in computing earnings per share
Basic	100,000,032	127,116,062	147,553,679

Diluted	108,221,480	127,116,062	147,553,679

See notes to consolidated financial statements

RENESOLA LTD

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY AND COMPREHENSIVE INCOME (LOSS)

(Amount expressed in U.S. dollars, except number of shares)

	Common shares		Additional paid-in capital	Retained earnings (accumulated deficit)	Accumulated other comprehensive income	Non controlling interest	Total equity	Total Comprehensive income (loss)
	Shares	Amount
Balance at January 1, 2007	100,000,032	$36,265,997	$11,764,631	$23,264,197	$1,245,907	—	$72,540,732	$26,516,460

Share-based compensation	—	—	929,065	—	—	—	929,065	—
Shareholder’s contribution	—	—	2,133,000	—	—	—	2,133,000	—
Capital contribution from noncontrolling owners	—	—	—	—	—	9,189,762	9,189,762	—
Net income	—	—	—	42,936,291	—	27,146	42,963,437	42,963,437
Foreign exchange translation adjustment	—	—	—	—	7,169,569	—	7,169,569	7,169,569

Balance at December 31, 2007	100,000,032	$36,265,997	$14,826,696	$66,200,488	$8,415,476	$9,216,908	134,925,565	$50,133,006

Share-based compensation	—	—	3,087,288	—	—	—	3,087,288	—
Issuance of common shares	37,524,880	315,536,270	—	—	—	—	315,536,270	—
Share issuance costs	—	(21,524,196)	—	—	—	—	(21,524,196)	—
Issuance of common shares upon restricted shares and stock option exercise	100,000	387,516	(144,756)	—	—	—	242,760	—
Net loss	—	—		(54,906,126)	—	801,904	(54,104,222)	(54,104,222)
Decrease due to deconsolidation	—	—	—	—	—	(9,739,733)	(9,739,733)	—
Foreign exchange translation adjustment	—	—	—	—	13,663,748	—	13,663,748	13,663,748

Balance at December 31, 2008	137,624,912	$330,665,587	$17,769,228	$11,294,362	$22,079,224	279,079	$382,087,480	$(40,440,474)

Repurchase of convertible bonds	4,000,000	14,979,469	—	—	—	—	14,979,469	—
Issuance of common shares	31,000,000	73,625,000	—	—	—	—	73,625,000	—
Share issuance costs	—	(5,517,092)	—	—	—	—	(5,517,092)	—
Share-based compensation	—	—	3,296,173	—	—	—	3,296,173
Net loss	—	—	—	(71,903,667)	—	—	(71,903,667)	(71,903,667)
Decrease due to deconsolidation	—	—	—	—	—	(279,079)	(279,079)	—
Foreign exchange translation adjustment	—	—	—	—	(25,353)	—	(25,353)	(25,353)

Balance at December 31, 2009	172,624,912	$413,752,964	$21,065,401	$(60,609,305)	$22,053,871	—	$396,262,931	$(71,929,020)

See notes to consolidated financial statements

RENESOLA LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts expressed in U.S. dollars)

	Years ended December 31,
	2007	2008	2009
Operating activities:
Net income (loss)	$42,963,437	$(54,104,222)	$(71,903,667)
Adjustment to reconcile net income to net cash used in operating activities:
Equity in earnings of investee	—	(5,175,046)	290,469
Inventory write-down	—	138,429,300	71,252,806
Depreciation and amortization	4,170,400	15,517,433	32,745,074
Amortization of deferred convertible bond issuance costs and premium	2,180,970	3,121,333	3,510,773
Allowance of doubtful receivables and advance to suppliers	469,477	4,027,423	9,872,894
Prepaid land use right expensed	147,275	256,538	439,624
Change in fair value of derivatives	524,672	(574,454)	(1,171)
Share-based compensation	929,065	3,087,288	3,296,174
Loss on impairment of long-lived assets	—	763,426	—
Loss on disposal of long-lived assets	—	5,638	12,798
Gain on repurchase of convertible bonds	—	—	(7,995,337)
Gain from advance restructuring	—	—	(554,731)

Other-than-temporary impairment loss on available-for-sale investment	—	—	13,366,936
Changes in operating assets and liabilities:
Accounts receivable	(7,838,691)	(34,936,540)	(62,658,713)
Inventories	(60,436,604)	(204,846,808)	(1,721,040)
Advances to suppliers	(34,275,598)	(9,253,655)	23,888,226
Amounts due from related parties	(6,934,044)	29,308,471	(11,807,383)
Value added tax recoverable	5,039,949	(13,312,210)	(33,376,658)
Prepaid expenses and other current assets	(6,562,504)	(13,901,942)	5,041,008
Prepaid land use right	(2,985,672)	(1,628,439)	—
Accounts payable	7,597,985	23,185,315	38,022,985
Advances from customers	21,898,122	89,948,367	(23,220,017)
Other current liabilities	7,872,905	3,655,459	1,582,430
Other long-term liabilities	—	1,228,433	(472,518)
Accrued warranty cost	—	—	561,424
Deferred tax assets	(6,422,628)	(9,615,351)	(43,850,841)

Net cash used in operating activities	(31,661,484)	(34,814,243)	(53,678,455)

RENESOLA LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

(Amounts expressed in U.S. dollars)

	Years ended December 31,
	2007	2008	2009
Investing activities:
Purchases of property, plant and equipment	(101,398,281)	(208,312,476)	(358,084,269)
Advances for purchases of property, plant and equipment	(13,121,265)	(128,974,659)	132,290,980
Purchases of other long-lived assets	—	(1,037,722)	(1,411,489)
Cash received from government subsidy	—	6,030,669	5,959,476
Proceeds from disposal of property, plant and equipment	—	1,232	—
Proceeds from disposal of investment	—	6,335,472	(634,552)
Changes in restricted cash	—	(5,827,679)	(18,958,147)
Cash provided to related party	(4,995,349)	—	—
Cash collected from related party	1,315,000	—	—
Cash decreased due to deconsolidation	—	(4,415,577)	—
Cash consideration for acquisition, net of cash received	—	—	(16,831,050)

Net cash used in investing activities	(118,199,895)	(336,200,740)	(257,669,051)

Financing activities:
Proceeds from bank borrowings	114,865,179	269,480,182	767,191,912
Repayment of bank borrowings	(43,970,014)	(141,403,468)	(445,677,335)
Proceeds from capital contribution	2,133,000	—	—
Contribution from minority shareholders of subsidiaries	360,824	—	—
Proceeds from issuance of common shares	—	315,536,270	73,625,000
Cash paid for share issuance cost	—	(21,524,196)	(5,265,134)
Proceeds from exercise of stock options	—	242,760	—
Proceeds from issuance of convertible bond	119,999,176	—	—
Cash paid for convertible bond issuance cost	(4,228,675)	—	—
Cash paid for repurchase of convertible bonds	—	—	(84,121,078)
Dividend paid to minority shareholder	—	(102,862)	—
Cash received from related parties	110,703	15,000	—
Cash paid to related parties	(732,745)	(15,000)	—

Net cash provided by financing activities	188,537,448	422,228,686	305,753,365

Effect of exchange rate changes	4,598,745	7,983,581	68,290

Net increase (decrease) in cash and cash equivalent	43,274,814	59,197,284	(5,525,851)
Cash and cash equivalents, beginning of year	9,861,698	53,136,512	112,333,796

Cash and cash equivalents, end of year	$53,136,512	$112,333,796	$106,807,945

Supplemental schedule of non-cash transactions
Payables for purchase of property, plant and equipment	$8,349,031	$31,172,658	$51,214,481
Contribution from shareholders of variable interest entity in the form of property and equipment	$9,303,486	$7,886,300	—
Prepayment settled with equity interest	—	—	$19,019,325

Supplemental disclosure of cash flow information
Interest paid	$3,569,048	$12,681,771	$23,852,308
Income tax paid (return)	$—	$8,123,251	$(552,613)

See notes to consolidated financial statements

RENESOLA LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND NATURE OF OPERATIONS

ReneSola Ltd was incorporated in the British Virgin on March 17, 2006. ReneSola Ltd and its subsidiaries (collectively the “Company”) are engaged in the manufacture and sale of solar power products including virgin polysilicon, monocrystalline and multicrystalline solar wafers and photovoltaic (PV) cells and modules. On January 29, 2008, the Company became listed on the New York Stock Exchange (NYSE) in the United States.

The following table lists all subsidiaries of the Company as of December 31, 2009:

Subsidiaries	Date of acquisition	Date of incorporation	Place of incorporation	Percentage of ownership
Zhejiang Yuhui Solar Energy Source Co., Ltd. (“Zhejiang Yuhui”)	N/A	August 7, 2003	People’s Republic of China (“PRC”)	100%
ReneSola America Inc. (“ReneSola America”)	N/A	November 12, 2006	United States of America	100%
ReneSola Singapore Pte Ltd. (“ReneSola Singapore”)	N/A	March 28, 2007	Singapore	100%
Sichuan ReneSola Silicon Material Co., Ltd. (“Sichuan ReneSola”)	N/A	August 25, 2007	PRC	100%
Yuneng Enterprise Consulting (Shanghai) Co., Ltd (“ReneSola Shanghai”)	N/A	March 20, 2009	PRC	100%
Wuxi Jiacheng Solar Energy Technology Co., Ltd. (“JC Solar”)	May 31, 2009	May 31, 2009 November 8, 2005	PRC PRC	100% 100%
Jiangsu Ruiyu New Energy Co. Ltd (“ReneSola Yancheng”)	N/A	September 7, 2009	PRC	100%

Zhejiang Yuhui commenced operations in July 2005. ReneSola America commenced operations in November 2006. ReneSola Singapore commenced operations in May 2007. ReneSola Malaysia commenced operations in October 2007 and was sold in March 2009. Sichuan ReneSola commenced operations in July 2009. ReneSola Shanghai and ReneSola Yancheng had not commenced operations as of December 31, 2009. JC Solar was acquired on May 31, 2009.

Disposal and Acquisition of Subsidiaries and Variable Interest Entity Interest

(a) In July 2007, the Company invested Ringgit Malaysian 1,260,521 (approximately $370,483) for a 51% equity interest in ReneSola (Malaysia) SND. BHD. (“ReneSola Malaysia”). ReneSola Malaysia is in the business of treating, processing, converting, compounding and dealing in recycled silicon materials. The Company consolidated ReneSola Malaysia in its December 31, 2007 balance sheet. The equity interest not owned by ReneSola was reported as a noncontrolling interest on the balance sheet as of December 31, 2007 and 2008. On March 30, 2009, the Company sold its 51% equity interest to ReneSola Malaysia’s joint venture partner for a consideration of Ringgit Malaysia 1 ($nil).

RENESOLA LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(b) In August 2007, the Company and Linzhou Zhongsheng Steel Co., Ltd. (“Zhongsheng Steel”) established Linzhou Zhongsheng Semiconductor (the “Joint Venture” or “Former Joint Venture”), a joint venture to engage in virgin polysilicon production in Linzhou, Henan Province, China. Pursuant to the joint venture agreement, the Company made a commitment to contribute approximately RMB102.9 million ($13.7 million) in cash for a 49% equity interest in the Joint Venture and Zhongsheng Steel made a commitment to contribute approximately RMB107.1 million ($14.1 million) in the form of facilities, equipment and land use rights for the other 51% equity interest. As of December 31, 2007, the Company had contributed $8.0 million in cash while Zhongsheng Steel contributed tangible assets in the amount of $9.3 million. Under the joint venture agreement, The Company was obligated to purchase 90% of the Joint Venture’s output, at 97% of market price, for a period of thirty years. At December 31, 2007, the Company consolidated the financial statements of the Joint Venture as its variable interest entity.

In June 2008, the Company and Zhongsheng Steel amended the joint venture agreement to reduce the Company’s obligation to purchase the Joint Venture’s output from 90% to a minimum of 55% at market prices with a term of three years, instead of thirty years. As a result, the Joint Venture was no longer considered a variable interest entity because ReneSola was no longer determined to be the primary beneficiary of the Joint Venture. Effective from June 28, 2008, the Company accounted for its investment in the Joint Venture as an equity method investment.

In December 2008, the Company sold its equity interest of 49% in the Joint Venture to Zhongsheng Steel for consideration of RMB200,000,000, comprising proceeds of RMB40,000,000 ($5,862,960) in cash and RMB4,000,000 ($586,296) in the form of a credit towards current purchase of polysilicon. The remaining consideration of RMB156,000,000 ($22,979,328) was receivable in cash or to be applied to future purchases of polysilicon from the Former Joint Venture, at the Company’s option. Additionally, the sales agreement superseded the Company’s obligation to purchase the Joint Venture’s output. The sales agreement required the Former Joint venture to supply polysilicon to the Company at market prices for a three-year period.

In 2009, because the Former Joint Venture did not honor the supply commitment, the Company recognized a full provision against the remaining balance of receivable Former Joint Venture of $8,608,538 in operating expenses for the year ended December 31, 2009.

(c) On May 20, 2009, ReneSola Ltd’s wholly owned subsidiary Zhejiang Yuhui Solar Energy Source Co., Ltd entered into an agreement to acquire the entire share capital of solar cell and module manufacturer, Wuxi Jiacheng Solar Energy Technology Co. (“JC Solar”) (the “Acquisition”). The total consideration for the Acquisition was RMB140,300,000 ($20,548,338). The acquisition was completed on May 31, 2009. See Note 3.

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

RENESOLA LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As discussed in Note 1 “Organization and Nature of Operations”,

1)	the financial positions and results of Linzhou Zhongsheng were consolidated in the financial statements of the Company prior to June 2008, because Linzhou Zhongsheng was determined a variable interest entity of the Company. Subsequently, the Company accounted for its investment in Linzhou Zhongsheng under the equity method of accounting prior to the divestiture of this investment in December 2008.

2)	the financial positions and results of JC Solar were consolidated in the financial statements of the Company after the acquisition date, May 31, 2009.

3)	the financial positions and results of ReneSola Malaysia were consolidated in the financial statements of the Company from February 12, 2007 to March 30, 2009.

(c) Fair value measurement

The Company estimates fair value of financial assets and liabilities as the price that would be received from the sales of an asset or paid to transfer a liability (an exit price) on the measurement date in an orderly transaction between market participants.

When available, the Company measures the fair value of financial instruments based on quoted market prices in active markets, valuation techniques that use observable market-based inputs or unobservable inputs that are corroborated by market data. When observable market prices are not readily available, the Company generally estimates the fair value using valuation techniques that rely on alternate market data or inputs that are generally less readily observable from objective sources and are estimated based on pertinent information available at the time of the applicable reporting periods. See Note 7, “Fair Value Measurements”, for further details.

(d) Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of these financial statements and the reported amounts of revenues and expenses for the reporting periods presented. Actual results could materially differ from these estimates. Significant accounting estimates which are susceptible to change as more information becomes available include allowances for doubtful receivables and advances to suppliers, lower of cost or market charges and other provisions for inventories, accrued liabilities, valuation allowances for long-term prepayments, valuation of deferred tax assets, accruals of warranty costs, useful lives of property, plant and equipment and recoverability of the carrying value of long-lived assets, the determination of fair value of financial instruments, impairment of goodwill and valuation of share-based compensation inclusive of forfeiture rates of stock options.

(e) Cash and cash equivalents

Cash and cash equivalents represent cash on hand and held with banks, including demand deposits, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less when purchased.

RENESOLA LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(f) Restricted cash

Restricted cash represents amounts held by banks, which are not available for the Company’s general use, as security for issuance of letters of credit, bank acceptance bills, bank borrowings and bank drafts. Upon maturity of the letters of credit and repayment of bank acceptance bills, bank borrowings and bank drafts which generally occur within one year, the deposits are released by the bank and become available for general use by the Company.

(g) Inventories

Inventories are stated at the lower of cost or market. Cost is determined by the weighted-average method for work-in-process and finished goods and by the first-in-first-out method for raw materials. Inventory costs comprise direct materials, direct labor and those overhead costs that have been incurred in bringing the inventories to their present location and conditions.

Adjustments are recorded to write down the cost of obsolete and excess inventory to the estimated market value based on historical and forecast demand. The estimated market value is measured as the estimated selling price of each class of the inventories in the ordinary course of business less estimated costs of completion and disposal and normal profit margin.

The Company outsources portions of its manufacturing process, including cutting ingots into wafers and converting wafers into solar cells, to various third-party manufacturers. These outsourcing arrangements may or may not include transfer of title of the raw material inventory (ingots or wafers) to the third-party manufacturers.

For the outsourcing arrangements, the Company maintains such inventory on the Company’s balance sheet as raw materials inventory while it is in physical possession of the third-party manufacturer. Upon receipt of the processed inventory, it is reclassified as work-in-process inventory and a processing fee is paid to the third-party manufacturer. The processing fees paid to the manufacturer are added to the cost of inventory.

The Company provides solar wafer processing services on behalf of third parties who have their own polysilicon supplies. Under certain of these solar wafer processing service arrangements, the Company purchases raw materials from a customer and agrees to sell a specified quantity of solar wafers produced from such materials back to the same customer. The quantity of solar wafers sold back to the customer under these processing arrangements is consistent with the amount of raw materials purchased from the customer based on current production conversion rates. The Company records revenue from these processing transactions based on the amount received for solar wafers sold less the amount paid for the raw materials purchased from the customer. The revenue recognized is recorded as solar wafer processing revenue and the production costs incurred related to providing the processing services are recorded as solar wafer processing costs within cost of revenue.

(h) Investment

Investments in marketable equity securities are classified as trading, available-for-sale, or held-to-maturity. Investments classified as trading are reported at fair value with unrealized gains and losses included in income. Investments classified as available-for-sale are reported at fair value with unrealized gains and losses recorded in other comprehensive income. The cost of investments sold is determined by specific identification.

RENESOLA LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company routinely reviews available-for-sale securities for other-than-temporary declines in fair value below the cost basis, and when events or changes in circumstances indicate the carrying value of an asset may not be recoverable, the security is written down to fair value.

Investments are evaluated for impairment at the end of each period. Unrealized losses are recorded to other expenses when a decline in fair value is determined to be other-than-temporary. The Company reviews several factors to determine whether a loss is other-than-temporary. These factors include, but are not limited to, the: (1) nature of the investment; (2) cause and duration of the impairment; (3) extent to which fair value is less than cost; (4) financial conditions and near term prospects of the issuers; and (5) ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value.

(i) Advances to suppliers and advances for purchase of property, plant and equipment

In order to secure a stable supply of silicon materials and construction materials, the Company makes advance payments to suppliers for raw material supplies and advances on purchases of long-lived assets which are offset against future deliveries. Advances to suppliers for purchases expected within twelve months as of each balance sheet date are recorded as advances to suppliers in current assets. Future balances are recorded in non-current advance to suppliers. As of December 31, 2008 and 2009, advances to suppliers in current assets were $36,991,239 and $12,091,913, respectively, and non-current advances to suppliers for silicon raw material supplies were $45,729,448 and $8,071,801, respectively. Prepayments for property, plant and equipment are recorded in non-current assets and were $161,705,092 and $20,840,441 as of December 31, 2008 and 2009, respectively. The Company does not require collateral or other security against its advances to suppliers. As the result, the Company’s claims for such prepayments are unsecured, which exposes the Company to the suppliers’ credit risk. The Company performs ongoing credit evaluations of the financial condition of its suppliers. As of December 31, 2008 and 2009, prepayments made to individual suppliers in excess of 10% of total advances and prepayments to suppliers are as follows:

	At December 31,
	2008	2009
Supplier A	$20,244,013	—
Supplier B	$19,333,513	—
Supplier C	$15,759,963	$265,175
Supplier D	$14,308,689	$10,923,471
Supplier E	—	$2,847,963
Supplier F	$5,040,000	—
Supplier G	—	$2,040,000

As of December 31, 2008 and 2009, advances for purchases of property, plant and equipment in excess of 10% of total advances and prepayments to equipment suppliers are as follows:

	At December 31,
	2008	2009
Supplier A	$33,986,076	—
Supplier B	$21,133,751	$6,466,321
Supplier C	$13,066,064	—
Supplier D	$4,148,044	$4,145,978

RENESOLA LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(j) Business combination

The Company accounts for business acquisitions using the acquisition method of accounting and records finite-lived intangible assets separate from goodwill. Intangible assets are recorded at their fair value based on estimates as at the date of acquisition. Goodwill is recorded as the residual amount of the purchase price less the fair value assigned to the individual assets acquired and liabilities assumed as the date of acquisition.

(k) Goodwill

Goodwill represents the excess of the purchase price of acquired businesses over the estimated fair value assigned to the individual assets acquired and liabilities assumed. The Company performs its annual tests for goodwill impairment in the second quarter. The Company will perform an impairment test between scheduled annual tests if facts and circumstances indicate that it is more likely than not that the fair value of a reporting unit that has goodwill is less than its carrying value. The Company compares the fair value of a reporting unit to its carrying amount to determine if goodwill may be impaired. The Company primarily uses the income methodology of valuation, which includes the discounted cash flow method, and the market approach methodology of valuation, which considers values of comparable businesses to determine the fair value of goodwill. Significant management judgment is required in the forecasts of future operating results and discount rates that we use in the discounted cash flow method of valuation and in the selection of comparable businesses that we used in the market approach. If the fair value of a reporting unit is less than its carrying value, an impairment loss is recorded to the extent that the fair value of the goodwill is less than its carrying value. Fair values for reporting units are determined based on discounted cash flows, market multiples or appraised values.

(l) Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the following estimated useful lives:

Buildings	40-50 years
Plant and machinery	10 years
Motor vehicles	4-5 years
Office equipment	3-5 years

Construction in progress represents mainly the construction of new facilities in Sichuan ReneSola and Zhejiang Yuhui. Costs incurred in the construction are capitalized and transferred to property, plant and equipment upon completion, at which time depreciation commences.

(m) Interest capitalization

The Company capitalizes interest costs as part of the costs of constructing certain assets during the period of time required to get the assets ready for their intended use. The Company capitalizes interest to extent that expenditures to construct an asset have occurred and interest costs have been incurred.

(n) Prepaid land use right

Prepaid land use right represent payments made to obtain land use rights. Prepaid land use right is recognized as an expense on a straight-line basis over the lease period of 40-50 years.

RENESOLA LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Expenses recognized and offset against prepaid land use rights were $147,275, $256,538 and $439,624 for the years ended December 31, 2007, 2008 and 2009, respectively.

(o) Impairment of long-lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable or that the useful life is shorter than originally estimated. The Company assesses recoverability of the long-lived assets by comparing the carrying amount of the assets to the estimated future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. The Company recognizes an impairment loss in the event the carrying amount exceeds the estimated future undiscounted cash flows attributable to such assets, measured as the difference between the carrying amount of the assets and the fair value of the impaired assets. The impairment loss of long-lived assets was $nil, $763,426 and $ nil for the years ended December 31, 2007, 2008 and 2009, respectively. The impairment loss incurred in fiscal year 2008 was related to the impairment of long-lived assets of ReneSola Malaysia.

(p) Deferred convertible bond issuance costs

The issuance costs of the Company’s Convertible Bond due 2012 (“Convertible Bonds”) in the amount of $4,796,875 were deferred and amortized on a straight-line basis, which approximates the effective interest rate method, from March 26, 2007, the date of issuance, to March 26, 2010, the earliest redemption date. The amortization expense was $1,099,532, $1,573,614 and $1,232,828 for the years ended December 31, 2007, 2008 and 2009, respectively.

(q) Income taxes

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

Effective January 1, 2007, the Company adopted new guidance regarding uncertainties in income taxes codified in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 740, “Income Taxes” (previously known as FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109), which clarifies the accounting and disclosure for uncertainty in tax positions. The new guidance prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The new guidance also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures.

(r) Revenue recognition

The Company sells solar power products including virgin polysilicon, monocrystalline and multicrystalline solar wafers and PV cells and modules. The Company also enters into agreements to process silicon materials

RENESOLA LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

into silicon ingots and wafers for customers. The Company recognizes revenues when persuasive evidence of an arrangement exists, the products are delivered and title and risk of loss has passed to customers, the price to the buyer is fixed and determinable, and collectability is reasonably assured. Revenue includes reimbursement of shipping and handling costs. Shipping and handling costs incurred on sale of products and included in sales and marketing expense were $19,948, $78,705 and $360,779 for the years ended December 31, 2007, 2008 and 2009, respectively. Sales agreements typically contain customary product warranties but do not contain any post-shipment obligations nor any return or credit provisions.

A majority of the Company’s contracts provide that products are shipped under free on board (“FOB”) terms or cost, insurance and freight (“CIF”) terms. Under FOB, the Company fulfils its obligation when the goods have passed over the ship’s rail at the named port of shipment. The customer bears all costs and risks of loss or damage to the goods from that point. Under CIF, the Company must pay the costs, insurance and freight necessary to bring the goods to the named port of destination, and bears the risk of loss of or damage to the goods during transit. The Company recognizes revenue when the title of goods and risk of loss or damage is transferred to the customers based on the terms of the sales contracts if other criteria are met.

The Company extends credit terms to a limited number of customers and receives cash for the majority of the sales transactions before delivery of products, which are recorded as advances from customers. For customers to whom credit terms are extended, the Company assessed a number of factors to determine whether collection from them is reasonably assured, including past transaction history with them and their credit-worthiness.

(s) Cost of revenues

Cost of revenues consists of production related costs including costs of silicon raw materials, consumables, direct labor, overhead costs, depreciation of plant and equipment, contractor and processing fees and warranty costs.

(t) Research and development

Costs related to the design, formulation and testing of new products or process alternatives are include in research and development expenses. Research and development costs are expensed when incurred.

(u) Warranty costs

The Company’s solar modules are typically sold with 10-25-year warranties against specified declines in the initial minimum power generation capacity at the time of delivery. The Company also provides warranties for solar modules against defects in materials and workmanship for a period of two years from the date of sale. Warranty cost is accrued as revenue is recognized. Due to the limited solar module manufacturing history, the Company does not have a significant history of warranty claim. Cost of warranties is estimated based on an assessment of the Company’s and competitors’ accrual history, industry-standard testing, estimates of failure rates from quality review and other assumptions that are considered to be reasonable under the circumstances. Actual warranty costs are accumulated and charged against accrued warranty liability. To the extent that actual warranty cost differs from the estimates, the Company will prospectively revise the accrual rate.

(v) Start-up costs

The Company expenses all costs incurred in connection with start-up activities, including pre-production costs associated with new manufacturing facilities and costs incurred with the formation of new subsidiaries,

RENESOLA LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

such as organization costs. Facilities and employee costs incurred in connection with constructing new manufacturing plants are included in general and administrative expense.

(w) Government grants

Government grants received by the Company consist of unrestricted grants and subsidies and restricted grants. Depending upon the nature of grant, government grants are recognized as either other operating income or as a reduction of property, plant and equipment. Cash received for restricted government grants relating to specific uses are initially recorded as restricted cash and deferred as liabilities and are recognized as the restrictions are removed.

Unrestricted cash government grants and subsidies received for the years ended December 31, 2007, 2008 and 2009 were nil, $6,192,512 and $7,621,064, respectively.

(x) Foreign currency

The functional currency of ReneSola and its subsidiaries in the PRC is Renminbi (“RMB”). The functional currency of ReneSola America and ReneSola Singapore is the United States Dollar (“U.S. dollar”). Foreign currency transactions have been translated into the functional currency at the exchange rates prevailing on the date of transactions. Foreign currency denominated monetary assets and liabilities are translated into the functional currency at exchange rates prevailing on the balance sheet date. Exchange gains and losses have been included in determination of net income.

The Company has chosen the U.S. dollar as its reporting currency. Assets and liabilities have been translated using exchange rates prevailing on the balance sheet date. Income statement items have been translated using the weighted average exchange rate for the year. Translation adjustments have been reported as a component of other comprehensive income in the statement of equity.

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Company’s cash and cash equivalents dominated in RMB amounted to RMB424,634,391 ($62,240,361) and RMB419,714,558 ($61,488,602) at December 31, 2008 and 2009, respectively. And the Company’s restricted cash dominated in RMB amounted to RMB 39,005,399 ($5,717,177) and RMB 169,844,918 ($24,882,450) at December 31, 2008 and 2009, respectively.

(y) Fair value of financial instruments

On January 1, 2008, the Company adopted the provisions of ASC 820, “Fair Value Measurements and Disclosures” (“ASC 820”), previously FASB Statement (“SFAS”) No. 157, “Fair Value Measurements and Disclosures”. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (also referred to as an exit price). ASC 820 establishes a hierarchy for inputs used in measuring fair value that gives the highest priority to observable inputs and the lowest priority to unobservable inputs. Valuation techniques used to measure fair value shall maximize the use of observable inputs.

When available, the Company measures the fair value of financial instruments based on quoted market prices in active markets, valuation techniques that use observable market-based inputs or unobservable inputs

RENESOLA LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

that are corroborated by market data. Pricing information the Company obtains from third parties is internally validated for reasonableness prior to use in the consolidated financial statements. When observable market prices are not readily available, the Company generally estimates the fair value using valuation techniques that rely on alternate market data or inputs that are generally less readily observable from objective sources and are estimated based on pertinent information available at the time of the applicable reporting periods. In certain cases, fair values are not subject to precise quantification or verification and may fluctuate as economic and market factors vary and the Company’s evaluation of those factors changes. Although the Company uses its best judgment in estimating the fair value of these financial instruments, there are inherent limitations in any estimation technique. In these cases, a minor change in an assumption could result in a significant change in its estimate of fair value, thereby increasing or decreasing the amounts of the Company’s consolidated assets, liabilities, equity and net income or loss. See Note 7, “Fair Value Measurements”, for further details.

(z) Derivative financial instrument

The Company uses foreign exchange forward contracts to hedge the foreign currency exchange risk inherent in the future cash flows associated with forecasted sales denominated in foreign currencies, mainly in U.S. Dollar or Euro.

The Company accounts for these forward contracts as derivative instruments and recognizes all derivative instruments as either assets or liabilities at fair value in other financial assets or other financial liabilities in the consolidated balance sheets. The Company does not offset the carrying amounts of derivatives with the same counterparty. The derivatives do not qualify for hedge accounting. Accordingly, gains or losses resulting from changes in the values of those derivative instruments are recognized in other operating income.

Net loss on derivative instruments from foreign currency forward exchange contracts was $475,518, $ nil and $89,683 in the years ended December 31, 2007, 2008 and 2009, respectively. As of December 31, 2009, the Company has no outstanding foreign exchange forward contracts.

(aa) Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing income attributable to holders of common shares by the weighted average number of common shares outstanding during the year. Diluted earnings (loss) per share reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted into common shares.

(ab) Share-based compensation

The Company recognizes expenses for services received in exchange for awards of equity instruments based on the grant-date fair value of the award as determined by the Black-Scholes option pricing model, net of estimated forfeitures. The estimated compensation cost is recognized ratably over the period the grantee is required to provide services per the conditions of the award. See Note 13, “Share Based Compensation”, for further details.

(ac) Comprehensive income (loss)

Comprehensive income is the change in equity during a period from transactions and other events and circumstances from non-shareholder sources. Components of the Company’s comprehensive income include net income, foreign currency translation adjustments and unrealized gains and losses on available-for-sale investments.

RENESOLA LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(ad) Concentrations of credit risk

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

(ae) Recently issued accounting pronouncements

1)	In June 2009, the FASB issued ASC 105, “Generally Accepted Accounting Principles” (previously Statement of Financial Accounting Standards (“SFAS”) No. 168, “The ‘FASB Accounting Standards Codification’ and the Hierarchy of Generally Accepted Accounting Principles”). ASC 105-10 establishes the FASB Accounting Standards Codification (“Codification”), which officially commenced July 1, 2009, to become the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (‘SEC”) under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. The subsequent issuances of new standards will be in the form of Accounting Standards Updates that will be included in the Codification. Generally, the Codification is not expected to change U.S. GAAP. All other accounting literature excluded from the Codification will be considered nonauthoritative. SFAS No. 168 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. Effective July 1, 2009, the Company adopted SFAS 168 on its financial statement disclosures and all references to authoritative accounting literature are referenced in accordance with the Codification.

2)	In August 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-05, “Fair Value Measurements and Disclosures (Topic 820)—Measuring Liabilities at Fair Value”. ASU 2009-05 amends ASC 820-10, “Fair Value Measurements and Disclosures—Overall”, for the fair value measurement of liabilities. It provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure the fair value using (1) a valuation technique that uses the quoted price of the identical liability when traded as an asset or quoted prices for similar liabilities or similar liabilities when traded as assets or (2) another valuation technique that is consistent with the principles of Topic 820. It also clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability and that both a quoted price in an active market for the identical liability at measurement date and that the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements. The provisions of ASU 2009-05 are effective for the Company’s fiscal year beginning January 1, 2010. Early application is permitted. The adoption of ASU 2009-05 did not have a material impact on the Company’s consolidated financial statements and related disclosures.

3)

In October 2009, the FASB issued ASU 2009-13, “Revenue Recognition (Topic 605)—Multiple- Deliverable Revenue Arrangements” (previously EITF 08-1, “Revenue Arrangements with Multiple Deliverables”). This ASU addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. Specifically, this guidance amends the criteria for separating consideration in multiple-deliverable arrangements. This

RENESOLA LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is based on: (a) vendor-specific objective evidence; (b) third-party evidence; or (c) estimates. This guidance also eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. In addition, this guidance significantly expands required disclosures related to a vendor’s multiple-deliverable revenue arrangements. This accounting standard will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The adoption of ASU 2009-13 is not expected to have a material impact on the Company’s consolidated financial statements and related disclosures.

4)	In December 2009, the FASB issued ASU 2009-17, Consolidations (Topic 810)—Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities. ASU 2009-17 changes how a reporting entity determines when an entity that is insufficiently capitalized or is not controller through voting (or similar rights) should be consolidated. ASU 2009-17 also requires a reporting entity to provide additional disclosures about its involvement with variable interest entities and any significant changes in risk exposure due to that involvement. ASU 2009-17 is effective at the start of a reporting entity’s first fiscal year beginning after November 15, 2009, or January 1, 2010, for a calendar year entity. Early adoption is not permitted. The adoption of ASU 2009-17 did not have a material impact on its consolidated financial statements and related disclosures.

5)	In January 2010, the FASB issued ASU 2010-01, Equity (Topic 505)—Accounting for Distributions to Shareholders with Components of Stock and Cash. ASU 2010-01 clarifies that the stock portion of a distribution to shareholders that allows them to elect to receive cash or shares with a potential limitation on the amount of cash that all shareholders can elect to receive is considered a share issuance. ASU 2010-01 is effective for interim and annual periods ending on or after December 15, 2009 and should be applied on a retrospective basis. The adoption of ASU 2010-01 did not have a material impact on its consolidated financial statements and related disclosures.

6)	In January 2010, the FASB issued ASU 2010-06, Consolidation (Topic 810)—Accounting and Reporting—Improving Disclosures about Fair Value Measurement”. ASU 2010-06 amends ASC820 (previously SFAS 157) to add new requirements for disclosures about (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2, and 3. The guidance in ASU 2010-06 is effective for the first reporting period beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. In the period of initial adoption, entities will not be required to provide the amended disclosures for any previous periods presented for comparative purposes. However, those disclosures are required for periods ending after initial adoption. Early adoption is permitted. The Company does not expect that the adoption of ASU 2010-06 will have a material impact on its consolidated financial statements and related disclosures.

3. ACQUISITION OF JC SOLAR

On May 31, 2009, the Company completed the acquisition of JC Solar, in order to acquire JC Solar’s solar cell and module business as part of the Company’s vertical integration strategy. Total consideration for acquisition was approximately RMB 140,300,000 ($20,548,338), in cash.

RENESOLA LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Purchase price allocation

The Company accounted for this acquisition using the acquisition method. Accordingly, the Company allocated the purchase price to the acquired assets and liabilities based on their estimated fair values at the acquisition date of May 31, 2009, as summarized in the following table (in thousands):

May 31, 2009
Net tangible assets acquired	$11,274
Deferred tax liability (net)	(767)
Intangible assets:
Customer relationship	4,498
Backlog	220
Goodwill	5,323

Total consideration	$20,548

The Company recognized the acquired intangible assets—order backlog and customer relationship, based on the valuation results, conducted by an independent valuation firm. The fair values of the intangible assets were calculated using the income approach. The order backlog was valued as $219,752, and was fully amortized in 2009. The customer relationship was valued as $4,497,581, and $3,148,306 was amortized in 2009 on an accelerated basis. The Company will amortize the carrying value of the customer relationship of $1,349,275 as of December 31, 2009 in 2010.

The following table summarizes unaudited pro forma results of operation for the year ended December 31, 2009 assuming that the acquisition of JC Solar occurred as of January 1, 2009. The pro forma results have been prepared for comparative purpose only based on management’s best estimates regarding the impact to cost of revenues for the period from of January 1, 2009 to May 31, 2009 resulting from purchase accounting adjustment to increase the carrying value of inventories on January 1, 2009 and do not purport to be indicative of the results of operations which actually would have resulted had the acquisition occurred as of January 1, 2009 (in thousands).

Year ended December 31, 2009
(Unaudited)
Pro forma revenue	$551,464
Pro forma net income	$(68,111)
Pro forma profit attributable to holders of common shares	$(68,111)
Pro forma earnings per share:
Basic	$(0.46)
Diluted	$(0.46)
Weighted average number of shares used in computation:
Basic	147,553,679
Diluted	147,553,679

4. ALLOWANCES FOR DOUBTFUL RECEIVABLES

Allowances for doubtful receivables are comprised of allowances for accounts receivable and allowances for other receivables. The Company made provision for doubtful debts of in the aggregate amount of $469,477, $4,027,423 and $9,872,894 during the year ended December 31, 2007, 2008 and 2009, respectively.

RENESOLA LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Analysis of allowances for accounts receivable is as follows:

	At December 31,
	2008	2009
Beginning of the year	$149,949	$113,085
Allowances made (recovered) during the year	(36,042)	1,241
Foreign exchange effect	(822)	(55)

Closing balance	$113,085	$114,271

Analysis of allowances for other receivables is as follows:

	At December 31,
	2008	2009
Beginning of the year	$342,275	$841,838
Allowances made during the year	492,184	8,608,538
Foreign exchange effect	7,379	5,638

Closing balance	$841,838	$9,456,014

Analysis of allowances for advances to suppliers is as follows:

	At December 31,
	2008	2009
Beginning of the year	$—	$3,624,820
Allowances made during the year	3,571,281	1,263,115
Foreign exchange effect	53,539	(252)

Closing balance	$3,624,820	$4,887,683

5. INVENTORIES

	At December 31,
	2008	2009
Raw materials	$98,418,422	$54,401,080
Work-in-process	71,446,057	52,177,788
Finished goods	23,171,104	31,265,314

Total inventories	$193,035,583	$137,844,182

In 2007, 2008 and 2009, inventory was written down by $nil, $138,429,300 and $71,252,806, respectively, to reflect the lower of cost or market.

RENESOLA LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net, comprise:

	At December 31,
	2008	2009
Buildings	$21,799,911	$88,771,491
Leasehold improvement	242,682	93,424
Plant and machinery	199,990,394	363,729,186
Motor vehicles	1,374,410	1,959,069
Office equipment	2,830,378	3,463,495

	226,237,775	458,016,665

Less: Accumulated depreciation	(21,521,197)	(49,043,238)

	204,716,578	408,973,427
Construction in progress	136,710,362	293,842,457

Property, plant and equipment, net	$341,426,940	$702,815,884

Construction in progress represents new production facilities under construction in Sichuan ReneSola and Zhejiang Yuhui. Depreciation expense for the years ended December 31, 2007, 2008 and 2009 was $4,170,400, $15,472,703 and $28,131,084, respectively.

7. FAIR VALUE MEASUREMENTS

The Company adopted ASC 820, “Fair Value Measurements and Disclosures”, which provides a framework for measuring fair value under U.S. GAAP, and expanded disclosure requirements about assets and liabilities measured at fair value. The Company utilizes a hierarchy for inputs used in measuring fair value that gives the highest priority to observable inputs and the lowest priority to unobservable inputs as follows:

•	Level 1—Observable unadjusted quoted prices in active markets for identical assets or liabilities.

•	Level 2—Observable inputs other than quoted prices in active markets for identical assets or liabilities, for which all significant inputs are observable, either directly or indirectly.

•	Level 3—Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

Assets and liabilities carried at fair value as of December 31, 2009 are classified in the categories described above based on the lowest level input that is significant to the fair value measurement in its entirety.

Recurring change in fair value

The following table displays assets and liabilities measured on the Company’s consolidated balance sheet at fair value on a recurring basis subsequent to initial recognition:

	As of December 31, 2009
	Fair Value Measurements at Reporting Date Using
	Total Fair Value and Carrying Value on the Balance Sheet	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Available-for-sale investment	$6,207,119	$6,207,119	$—	—

RENESOLA LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Available-for-Sale Investments—Investments in available-for-sale securities consist of equity shares of a publically listed company. The fair value is measured using the closing stock price from the exchange market as of the measurement date and is classified as Level 1 valuation.

On October 22, 2009, the Company obtained an equity interest in a Canadian listed company by settling an outstanding advance to this supplier for $19,019,325 whose common shares are traded on the Toronto Stock Exchange. The Company accounted for this investment as an available-for-sale investment. The $6,207,119 balance represents the fair value of the investment based on subsequent measurements of the investment’s fair value. The impairment loss of $13,366,936 was recorded in other expenses as other-than-temporary impairment based on the Company’s evaluation of the severity of the impairment, the duration of the impairment, the near-term prospects of the investee and the Company’s ability and intent to hold the investment for a reasonable period of time sufficient for a forecasted recovery of fair value.

As of December 31, 2008, the Company did not have any assets or liabilities that were required to be measured at fair value on a recurring basis. As of December 31, 2008 and 2009, the Company did not have any assets or liabilities that were required to be measured on a nonrecurring basis.

Cash and cash equivalents, restricted cash, accounts receivable, accounts payable, accounts due to and from related parties, and short-term borrowings are carried at cost on the consolidated balance sheets and the carrying amount approximates their fair value because of the short-term nature of these financial instruments.

The carrying amount of the Company’s outstanding convertible notes as of December 31, 2008 and 2009 was $138.9 million and $32.5 million, respectively. The estimated fair value of those debts was $57.2 million and $30.8 million, respectively, as of December 31, 2008 and 2009. The fair value was measured based on observable market quotes.

The Company’s long-term bank borrowing consists of floating rate loans that are reset annually. The carrying amount of long-term borrowings (including the current portions) was $44.6 million and $233.5 million as of December 31, 2008 and 2009, respectively. The estimated fair value of long-term borrowings (including the current portions) was $45.8 million and $237.0 million as of December 31, 2008 and 2009, respectively. The fair value is measured using discounted cash flow technique based on current rates for comparable loans on the respective valuation date.

The fair value estimates presented above are based on pertinent information available to management as of December 31, 2008 and 2009, respectively. Although management is not aware of any factors that would significantly affect these fair value estimates, such amounts have not been comprehensively revalued for purposes of these financial statements since those dates, and current estimates of fair value may differ significantly from the amounts presented.

RENESOLA LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8. INCOME TAXES

The tax (expense) benefit comprises:

	Years ended December 31,
	2007	2008	2009
Current tax expense
PRC	$205,302	$4,785,938	$2,686,662
Other jurisdictions	61,498	2,409,153	7,838

Subtotal	$266,800	$7,195,091	$2,694,500

Deferred tax benefit (expense)
PRC	$6,472,170	$9,253,821	$41,566,764
Other jurisdictions	(49,542)	361,530	2,284,079

Subtotal	6,422,628	9,615,351	43,850,843

Total income tax benefit	$6,155,828	$2,420,260	$41,156,343

ReneSola is not subject to tax under the laws of British Virgin Islands.

Zhejiang Yuhui is a Foreign Invested Enterprise (“FIE”) incorporated in the PRC. The statutory income tax rate in the PRC is 25% starting 2008. As a manufacturing-oriented FIE, it is entitled to a two-year tax exemption (2005 to 2006) followed by a three-year half tax reduction (2007 to 2009) starting from its first profitable year of operation after utilizing any tax losses carried forward from prior years (hereinafter referred to as “Tax Holiday”).

Zhejiang Yuhui increased its registered capital from $1.5 million to $16.5 million in April 2006, to $28.5 million in September 2006 to $102.5 million in August 2007 and then to $194.1 million in December 2008. According to relevant PRC tax regulations, it is entitled to additional tax holiday with respect to the income attributable to operations funded by the increased capital, upon written approval by the tax authority.

Zhejiang Yuhui obtained the approval of New and High-Tech Enterprise (“HNTE”) status in 2009. With this approval, Zhejiang Yuhui is allowed to have reduced income tax rate of 15% for the period of three years, i.e. from 2009 to 2011.

On December 26, 2007, the State Council issued a Notice of the State Council Concerning Implementation of Transitional Rules for Enterprise Income Tax Incentives (“Circular 39”). Based on Circular 39, enterprises that were established and already enjoyed preferential tax treatments before March 16, 2007 will continue to enjoy them (i) in the case of preferential tax rates, for a period of five years to transition from lower rate to statutory income tax rate of 25% starting from January 1, 2008, and the enterprises that previously enjoyed the tax rate of 24% shall be subject to the tax rate of 25% from 2008, and (ii) in the case of preferential tax exemption or reduction for a specified term, until the expiration of such term or 2012, whichever is earlier. Circular 39 also prescribes that if the above transitional relief of EIT overlaps with the preferential treatments provided by the New EIT Law, an enterprise may choose the more favorable treatment, and shall not enjoy both. The treatment cannot be changed once it is chosen.

The Company elected to utilize the transition relief for Zhejiang Yuhui, i.e. enjoying the residual tax holiday granted before the effectiveness of new EIT Law, when calculating EIT. The blended income tax rate of Zhejiang Yuhui is 1.9%, 12.5%, 12.5%, 23% and 25% for 2007, 2008, 2009, 2010 and 2011, respectively. In 2009, Zhejiang Yuhui was in loss status.

RENESOLA LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ReneSola America is incorporated in the state of Delaware, the United States of America. ReneSola America does not conduct any business activity in Delaware. It is not subject to Delaware State income tax. However, as ReneSola America conducts business activities in the state of Indiana, it is subject to a progressive federal corporate income tax from 15% to 35% and Indiana income tax of 8.5%, which is deductible from federal tax.

ReneSola Singapore is incorporated in the Republic of Singapore. The corporate income tax rate is 17%.

Sichuan ReneSola, ReneSola Shanghai, JC Solar and ReneSola Yancheng are incorporated in the PRC. The corporate income tax rate is 25%.

Effective January 1, 2007, the Company adopted new guidance regarding uncertainties in income taxes. The Company has made its assessment of the level of tax authority for each tax position (including the potential application of interest and penalties) based on the technical merits, and has measured the unrecognized tax benefits associated with the tax positions. As of January 1, 2007, the adoption of the new guidance did not have an impact on the Company’s financial statements. As a result, there was no cumulative effect related to adopting the new guidance.

During the year ended December 31, 2008 and 2009, the Company recorded liabilities of $1,439,880 and $nil, respectively, for unrecognized tax benefits which affected the effective income tax rate.

The following is the tabular reconciliation of liabilities for unrecognized tax benefits:

	Years ended December 31,
	2007	2008	2009
Unrecognized tax benefit-Opening balance	$—	$205,302	$1,645,182
Gross increase-Current-period tax provisions	205,302	1,439,880	—

Unrecognized tax benefit-Closing balance	$205,302	$1,645,182	$1,645,182

The Company classifies interest and penalties related to income tax matters in income tax expense. As of December 31, 2008 and 2009, the amount of interests and penalties related to uncertain tax positions was immaterial. The Company does not anticipate any significant increases or decreases to its liabilities for unrecognized tax benefits within the next twelve months.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of taxes exceeding RMB100,000 (approximately $15,000) is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. The Company’s PRC subsidiaries are therefore subject to examination by the PRC tax authorities from 2004 through 2009 on non-transfer pricing matters, and from 1999 through 2009 on transfer pricing matters.

RENESOLA LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The principal components of deferred income tax assets and liabilities are as follows:

	At December 31,
	2008	2009
Deferred tax assets:
Investment tax credits carry forwards	$1,400,812	$741,635
Property, plant and equipment	86,155	128,589
Inventories provision	16,518,825	3,637,016
Tax losses	—	55,221,403
Other-than-temporary impairment loss on available-for-sale investment	—	2,272,379
Others	3,312,785	3,293,344

Total deferred tax assets	$21,318,577	$65,294,366
Valuation allowance	—	(741,635)

Net deferred tax assets	$21,318,577	$64,552,731

Analysis as
Current	$18,979,008	$24,325,502
Non-current	2,339,569	40,227,229

	$21,318,577	$64,552,731

Deferred tax liabilities:
Property, plant and equipment	$536,927	$505,292
Prepaid land use right	—	308,540
Other intangible assets	—	337,319
Others	7,500	70,488

Total deferred tax liabilities	$544,427	$1,221,639

Analysis as:
Current	$7,500	$70,488
Non-current	536,927	1,151,151

	$544,427	$1,221,639

Zhejiang Yuhui purchased equipment manufactured in the PRC in 2006 and 2007. In accordance with PRC tax regulations, Zhejiang Yuhui is entitled to receive investment tax credits equivalent to 40% of the purchased amount upon written approval by the competent tax authority. No tax credit for the purchase of domestic equipment will be granted after January 1, 2008. As of December 31, 2009, Zhejiang Yuhui had tax credit carried forward of $741,635, which will expire in 2011. Valuation allowances are provided if based on available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. As of December 31, 2009, the Company’s subsidiaries Zhejiang Yuhui and Sichuan ReneSola had net operating losses carry forward of $226,512,540, which will expire in 2015.

The Company considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible for tax purposes. Valuation allowances have been established for deferred tax assets based on a more likely than not threshold. The Company believes it is more-likely-than-not that the Company will realize the benefits of these deductible differences, netting of the existing valuation allowances as of December 31 2009. The amount of the deferred tax assets considered to be realizable, however, could be reduced in the near term if estimates of future taxable income during the tax loss carry forward periods are reduced.

RENESOLA LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reconciliation between the applicable statutory income tax rate and the Company’s effective tax rate for the years ended December 31, 2007, 2008 and 2009 is as follows:

	Years ended December 31,
	2007	2008	2009
PRC applicable income tax rate	26.4%	25.0%	25.0%
Effect of Tax Holiday	(12.8)%	(18.4)%	16.7%
Investment tax credit	(17.9)%	1.6%	—
Unrecognized tax benefits	—	(2.6)%	—
Valuation allowance	—	—	(0.7)%
Effect of different tax rate of subsidiaries	(11.2)%	0.5%	(6.2)%
Others	(1.2)%	(1.8)%	1.6%

Effective income tax rate	(16.7)%	4.3%	36.4%

The aggregate amount and per share effect of the Tax Holiday are as follows:

	Years ended December 31,
	2007	2008	2009
Aggregate	$8,829,536	$11,409,087	$18,825,543
Per share effect -basic	$0.09	$0.09	$0.13
Per share effect-diluted	$0.08	$0.09	$0.13

In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises (“FIEs”) earned after January 1, 2008, are subject to a 10% withholding income tax. Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting basis over tax basis in a domestic subsidiary. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Group has not recorded any such deferred tax liability attributable to the undistributed earnings of its financial interests in subsidiaries because these entities do not have any undistributed earnings generated after January 1, 2008 to be distributed.

9. BORROWINGS

The Company’s bank borrowings consist of the following:

	At December 31,
	2008	2009
Short-term	$180,261,259	$314,390,983
Long-term, current portion	11,725,920	44,243,302

Subtotal	191,987,179	358,634,285
Long-term	32,832,576	189,279,292

	$224,819,755	$547,913,577

As of December 31, 2008 and 2009, the maximum bank credit facilities granted to the Company were $463,173,840 and $ 649,332,863 respectively, of which, $241,546,839 and $527,177,002 were drawn down and $221,627,001 and $122,155,861 were available as of December 31, 2008 and 2009, respectively. The bank facilities are renewable annually.

RENESOLA LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2008, short-term borrowings of $64,252,355 and long-term borrowing of $30,780,540 were secured by property, plant and equipment with carrying amounts of $34,701,015, inventories of $26,383,320 and prepaid land use right of $198,573. As of December 31, 2009, short-term borrowings of $160,135,311 and long-term borrowings of $159,979,092 were secured by property, plant and equipment with carrying amounts of 141,362,663, inventories of $59,332,905 ,prepaid land use right of $8,392,871 and account receivable of $14,650,100.

In addition, $32,230,220 of short-term borrowings and $102,550,700 of long-term borrowings were guaranteed by personal assets of Mr. Xianshou Li, the Company’s chief executive officer, and his family as of December 31, 2009.

a) Short-term

Interest rates for all short-term borrowings are fixed. The weighted average interest rate of short term loans was 6.0%, 6.49% and 4.89% in the years ended December 31, 2007, 2008 and 2009, respectively. These borrowings do not contain any financial covenants or restrictions. The borrowings are repayable within one year.

b) Long-term

Interest rates are variable for certain portions of the long-term borrowings, and are updated every three months, once a year or according to a predetermined schedule. The weighted average interest rate of long-term borrowings was 7.45% and 6.27% in the year ended December 31, 2008 and 2009, respectively. There are financial covenants associated with Sichuan ReneSola long-term borrowings $117,200,800 related to gross margin and sales on cash or advances. Sichuan ReneSola is not required to measure compliance with the covenants until June 30, 2010. Future principal repayment on the long-term bank loans are as follows:

2010	$44,243,302
2011	$91,123,622
2012	$65,925,450
2013	$32,230,220

$233,522,594

c) Interest expense

Interest expense incurred for the years ended December 31, 2007, 2008 and 2009 was $3,569,048, $11,836,039 and $24,350,028, respectively, of which $2,187,529 $4,111,543 and $11,802,511 has been capitalized in the carrying value of property, plant and equipment.

10. OTHER CURRENT LIABILITIES

The Company’s other current liabilities are summarized below:

	At December 31,
	2008	2009
Payable for purchase of property, plant and equipment	31,172,658	51,242,481
Other payables	10,887,506	20,217,838

	$42,060,164	$71,460,319

RENESOLA LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11. CONVERTIBLE BOND

On March 26, 2007, the Company issued RMB928,700,000 ($119,994,820) of U.S. Dollar-Settled 1% Convertible Bonds (“Convertible Bonds”) due March 26, 2012, which are convertible into ordinary shares (the “New Shares”) of the Company. The U.S. dollar settlement is based on the prevailing spot rate at the date of settlement. The Convertible Bonds rank pari passu with all other present and future unsecured and unsubordinated obligations of the Company. The key terms of the Convertible Bonds are as follows:

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

The embedded conversion option, call options, and put options are not bifurcated and recognized as derivatives.

RENESOLA LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the year ended December 31, 2009, about RMB713,900,000 ($104,587,064) par value convertible bond was repurchased using cash of $84,121,078 and issuing 4,000,000 common shares. Upon the issuing 4,000,000 common shares, the Company recorded an expense of $4,505,320 equal to the fair value of the additional common shares issued to induce conversion in excess of the fair value of common shares issuable pursuant to the original conversion terms. For the part settled in cash, because the bondholders were willing to accept the repurchase price with a discount, the Company recorded the difference between the repurchased price and the net carrying amount of the convertible bond as an income of $12,500,657. Thus, the Company recorded a net gain on the repurchase of Convertible Bonds of $7,995,337 for the year ended December 31, 2009.

As of December 31, 2008 and 2009, the carrying value of the Convertible Bonds was $138,904,102 and $32,474,501, respectively. The Early Redemption Amount of $4,158,936 (103.47%) is amortized from March 26, 2007, the date of issuance, to March 26, 2010, the earliest redemption date, using the straight-line method, which approximates the effective interest rate method. The additional Redemption Amount of $2,922,810 (105.9%) will be amortized from the earliest redemption date (March 26, 2010) through maturity (March 26, 2012) to the extent they are not redeemed at the early redemption date. For the year ended December 31, 2008 and 2009, the Company recognized total finance cost on the Convertible Bonds of $4,480,837 and $3,511,053, respectively.

12. COMMON SHARES

On January 29, 2008, the Company issued 18,425,000 common shares, equivalent to 9,212,500 American Depositary Shares, in an initial public offering on the New York Stock Exchange for proceeds of $119,762,500. The Company incurred share issuance costs of $10,737,319 which were netted against the proceeds.

On June 17, 2008, the Company issued 19,099,880 common shares, equivalent to 9,549,940 American Depositary Shares, in an additional public offering on the New York Stock Exchange for proceeds of $195,773,770. The Company incurred share issuance costs of $10,786,877 which were netted against the proceeds.

On May 22, 2009, the Company issued 4,000,000 common shares, equivalents to 2,000,000 American Depositary Shares, for early redemption of Convertible Bonds.

On October 5, 2009, the Company issued 31,000,000 common shares, equivalent to 15,500,000 American Depositary Shares, in an additional public offering on the New York Stock Exchange for proceeds of $73,625,000. The Company incurred share issuance costs of $5,517,092 which were netted against the proceeds.

13. SHARE BASED COMPENSATION

Share Award to Employees

In August 2006, Mr. Xianshou Li, and certain other shareholders transferred 333,333 nonvested common shares to Mr. Charles Xiaoshu Bai (“Mr. Bai”), the Chief Financial Officer of the Company. In accordance with the terms of the agreement, 111,111 shares vested in August 2006, 111,111 shares vested in August 2007 and 111,111 shares vested in May 2008.

The fair value of the nonvested shares was $1.50 per share based on the market price at grant date. These shares do not have an exercise price and will vest at no cost to Mr. Bai.

In November 2006, the Company entered into an agreement with Mr. Panjian Li (“Mr. Li”), Chief Executive Officer of ReneSola America, and with Binghua Huang (“Mr. Huang”), Chief Technology Officer of the Company, to grant 40,000 and 20,000 common shares, respectively, each year for a period of five and three years, respectively, commencing January 2008. The fair value of the shares was $4.47 per share based on the market price as of the grant date. These shares do not have an exercise price and vest at no cost to Mr. Li or Mr. Huang.

RENESOLA LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A summary of the status of non-vested shares is presented below:

	Number of shares	Weighted Average Grant-Date Fair value	Aggregate Intrinsic value	Weighted Average Remaining Contractual life
Non-vested at January 1, 2009	172,393	$4.47	$0	2.76
Granted during 2009	—
Vested	(52,493)	$4.47
Forfeited	—

Non-vested at December 31, 2009	120,000	$4.47	$0	1.91
Vested and expected to vested at December 31, 2009	525,826	$2.59	$0

Compensation cost of $354,964, $380,509 and $240,702 has been charged against income during the years ended December 31, 2007, 2008 and 2009, respectively, which has been recognized as general and administrative expense. At December 31, 2009, there was total unrecognized compensation cost of $341,147, which is expected to be recognized over a weighted average period of 1.91 years. The total fair value of shares vested during the year ended December 31, 2007, 2008 and 2009 was $166,667, $434,867 and $234,644, respectively.

2007 Share Incentive Plan

On September 27, 2007, the Company adopted the ReneSola Ltd 2007 Share Incentive Plan (the “Plan”) that provides for grant of share options, restricted shares and restricted share units to participants, including employees and consultants of the Plan. A maximum of 7,500,000 authorized but unissued shares of the Company have been reserved and allocated to the Plan, whose shares were subsequently registered and are issuable upon exercise of outstanding options granted under the Plan. The Plan shall be administered by the Compensation Committee of the Board of Directors (the “Committee”).

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

Options to Employees

From March to June 2008, the Company granted 1,175,000 share options to certain employees with exercise price of $4.679 to $9.178. From May to December 2009, the Company granted 2,370,000 share options to certain employees with exercise price of $1.85 to $2.95. The Company has used the Black Scholes model to estimate the fair value of the options using the following assumptions:

	Average risk-free rate of return	Weighted average expected option life	Volatility rate	Dividend yield
Granted in 2008	4.20-4.94%	4.27-4.5 years	81.94-101.38%	0%
Granted in 2009	2.57-2.78%	4.5 years	64.33-115.60%	0%

RENESOLA LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Expected volatilities based on the average of the standard deviation of the daily stock prices of the Company and other selected comparable companies in the same industry. The expected term of options represents the period of time that options granted are expected to be outstanding. The risk-free rate of return is based on the US Treasury bond yield curve in effect at the time of grant for periods corresponding with the expected term of the option.

A summary of the option activity is as follows:

	Number of Options	Weighted Average Exercise Prices	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
Options
Outstanding on January 1, 2009	4,220,000	$6.24	3.91 years	$0
Modification on June 23, 2009		$2.57
Granted	2,370,000	$2.49	4.68 years
Forfeited	(1,326,000)	$2.68	N/A	$0

Outstanding on December 31, 2009	5,264,000	$2.60	3.48 years	$0

Vested or expected to vest at December 31, 2009	4,629,854	$2.59	3.46 years	$0

Exercisable at December 31, 2009	1,417,333	$2.57	2.78 years	$0

On June 23, 2009, the exercise price was modified for all the outstanding share options granted before June 23, 2009, which incurred the incremental costs and amortized according to ASC 718 Compensation—Stock Compensation”. The incremental costs were $892,813 for the year ended 2009 and future unrecognized costs over the remaining vesting period will be $1,414,046 during the next three years.

The weighted average fair value of options granted during the years ended December 31, 2008 and 2009 was $4.54 and $1.82, respectively. The total intrinsic value of options exercised in 2007, 2008 and 2009 was nil, $167,240, and nil, respectively.

The total fair value of options vested for the years ended December 31, 2008 and 2009 was $3,696,364 million and $3,242,976 million, respectively.

Compensation cost of $574,101, $2,706,779 and $3,055,471 has been charged against income during the year ended December 31, 2007, 2008 and 2009, respectively. As of December 31, 2009, there was $9,904,196 in total unrecognized compensation expense related to unvested share-based compensation arrangements granted under the Plan, which is expected to be recognized over a weighted-average period of 3.74 years.

14. EMPLOYEE BENEFITS

In accordance with the relevant rules and regulations in the PRC, employees of the Company are covered by retirement benefit plans established by the local government. These plans are defined contribution plans and Zhejiang Yuhui, Sichuan ReneSola and JC Solar have contributed 18%, 20% and 17% separately of the basic salaries of its employees to such plans. In addition, Zhejiang Yuhui, Sichuan ReneSola and JC Solar are required by PRC law to contribute approximately 9.3%, 10.1% and 8.3% separately of the basic salaries of its employees for medical insurance benefits, housing funds, unemployment and other statutory benefits. Other than the contribution, there is no further obligation for payments to employees under these plans.

RENESOLA LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The total contribution was $598,072, $1,576,192 and $2,364,683, for the years ended December 31, 2007, 2008 and 2009, respectively.

15. DISTRIBUTION OF PROFIT

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

In addition to the general reserve, the Company’s PRC subsidiaries are required to obtain approval from the local PRC government prior to distributing any registered share capital. Accordingly, both the appropriations to general reserve and the registered share capital of the Company’s PRC subsidiaries are considered as restricted net assets amounting to $310,118,181 and $386,486,878 as of December 31, 2008 and 2009, respectively.

16. EARNINGS PER SHARE

Basic and diluted earnings per share have been calculated as follows:

	Years ended December 31,
	2007	2008	2009
Net income (loss) attributed to holder of common shares	$42,936,291	$(54,906,126)	$(71,903,667)
Interest expense on convertible bonds	3,130,895	—	—

Net income (loss) adjusted for dilutive securities	46,067,186	$(54,906,126)	(71,903,667)

Weighted-average number of common shares outstanding—basic	100,000,032	127,116,062	147,553,679
Dilutive effect of non-vested shares	149,256	—	—
Dilutive effect of convertible bond	8,072,192	—	—

Weighted-average number of common shares outstanding—diluted	108,221,480	127,116,062	147,553,679

Basic earnings (loss) per share	$0.43	$(0.43)	$(0.49)

Diluted earnings (loss) per share	$0.43	$(0.43)	$(0.49)

Diluted earnings per share excludes 10,830,075 and 8,256, 812 common shares issuable upon the assumed conversion of the convertible debt, share options and restricted shares for the year ended December 31, 2008 and December 31, 2009, respectively, as their effect would have been anti-dilutive.

RENESOLA LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

17. RELATED PARTY BALANCES AND TRANSACTIONS

(a) Related party balances

Amounts due from related parties is comprised of the following advances for the purchase of raw materials and amounts receivable from the sales of goods:

	At December 31,
	2008	2009
Zhejiang Yuhuan(1)	$439,722	$439,503
Ruiyu Solar(2)	17,400	—

Total	$457,122	$439,503

Amounts due to related parties are comprised of short-term advances from the following related parties:

	At December 31,
	2008	2009
Jinko	$11,862,885	$23,874

(b) Related party transactions

During the years ended December 31, 2007, 2008 and 2009, related party transactions were as follows:

	Years ended December 31,
	2007	2008	2009
Sale of goods to Desheng(3)	—	391,069	—
Sale of goods to Jinko(3)	—	4,268,752	—
Purchase of raw materials from Desheng	33,764,241	1,931,681	—
Purchase of raw materials from Jinko	14,152,958	79,911,152	15,652,186
Processing service provided to Desheng	272,808	23,749	—
Processing service provided to Jinko	—	342,810	42,409
Purchase of raw materials from Ruiyu	1,621,656	148,260	—
Purchase of raw material from Joint Venture	—	21,895,160	—
Loans from Zhejiang Yuhuan	110,703	—	—
Loans to Zhongsheng Steel	1,315,100	—	—
Rental payment to Zhejiang Yuhuan	42,609	62,203	63,244
Rental income from Zhejiang Yuhuan	2,630	2,880	2,928

In November 2007 and January 2009, Mr. Xianshou Li and his family individually or jointly provided guarantees of up to RMB790,000,000 ($115,735,790), RMB900,000,000 ($131,850,900), respectively, for short-term and long-term borrowings from various domestic banks.

(1)	Zhejiang Yuhuan Solar Energy Source Co. Ltd. (“Zhejiang Yuhuan”) was controlled by Xianshou Li.
(2)	Ruiyu Solar Energy Technology Co., Ltd. (“Ruiyu”) is a Hong Kong company wholly-owned by Ms. Xiahe Lian, the wife of Mr. Xianshou Li.
(3)	The brothers of Mr. Xianshou Li have been the General Manager of Desheng Energy Co., Ltd.(“ Desheng” ) and Jinko Solar Co., Ltd. (“Jinko”) from 2006 and 2007, respectively. Desheng was formerly named Shangrao Desheng Industrial Co., Ltd.

RENESOLA LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

18. COMMITMENTS AND CONTINGENCIES

a) Capital commitment

As of December 31, 2009, the Company had commitments outstanding to purchase property, plant and equipment for $77,521,634, of which $76,637,153 and $884,481 are due in 2010 and 2011, respectively.

b) Materials purchase commitment

Purchase commitments under long-term procurement contracts at December 31, 2008 were extinguished due to contract modification or cancellations during 2009. As of December 31, 2009, the Company has no purchase obligations under long-term silicon procurement contracts.

c) Product warranties

The Company offer warranties on its products and record an estimate of the associated liabilities. Product warranty activity during the years ended December 31, 2008 and 2009 was as follows:

	At December 31,
	2008	2009
	$	$
Beginning balance	67,271	72,025
Warranty provision	—	561,424
Addition from acquisition	—	2,561,399
Foreign exchange effect	4,754	1,076

Ending balance	72,025	3,195,924

19. SEGMENT REPORTING

ASC 280, “Segment Reporting”, establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas and major customers. The method of determining what information to report is based on the way that management organizes the operating segments within the company for making operating decisions and assessing financial performance.

The Company operates in two principal reportable business segments, Wafer and Cell and module. The Wafer segment involves the manufacture and sales of monocrystalline and multicrystalline solar wafers and processing services. The Cell and module segment involves manufacture and sale of PV cells and modules. Miscellaneous revenues and expenses and other unallocated costs and expenses are recorded in Other. The chief operating decision maker is the chief executive officer of the Company.

RENESOLA LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes the Company’s revenues generated from each segment:

	Year Ended December 31, 2007
	Wafer	Cell and module	Other	Elimination	Total
Net sales	248,973,085	—	—	—	248,973,085
Gross profit	53,496,015	—	—	—	53,496,015
Selling and marketing expense	486,791	—	98,043	—	584,834
General and administrative expense	6,227,808	—	2,526,175	—	8,753,983
Research and development	1,142,623	—	—	—	1,142,623
Interest expense	1,460,914	—	3,130,895	(79,722)	4,512,087
(Loss) income before income tax, noncontrolling interest and equity in earnings (loss)	43,489,816	—	15,089,817	(21,772,024)	36,807,609
Assets	432,390,139	—	190,134,416	(181,915,208)	440,609,347

	Year Ended December 31, 2008
	Wafer	Cell and module	Other	Elimination	Total
Net sales	661,502,210	8,863,894	—	—	670,366,104
Gross loss	(14,447,503)	137,674	—	—	(14,309,829)
Selling and marketing expense	557,380	7,469	54,835	—	619,684
General and administrative expense	17,326,525	232,169	5,635,115	—	23,193,809
Research and development	9,669,437	—	44,184	—	9,713,621
Interest expense	7,726,192	—	4,480,836	(337,861)	11,869,167
(Loss) Income before income tax, noncontrolling interest and equity in earnings (loss)	(49,266,434)	(101,963)	(12,331,131)	—	(61,699,528)
Assets	1,009,617,955	—	495,852,410	(497,682,596)	1,007,787,769

	Year Ended December 31, 2009
	Wafer	Cell and module	Other	Elimination	Total
Net sales	470,344,344	57,483,346	660,000	(18,082,911)	510,404,779
Gross (loss) profit	(55,428,975)	11,260,095	673,655	293,415	(43,201,810)
Selling and marketing expense	1,670,018	4,379,682	8,859	(660,000)	5,398,559
General and administrative expense	7,495,827	1,280,842	20,307,179	—	29,083,848
Research and development	12,927,829	1,618,893	(40,131)	—	14,506,591
Interest expense	13,588,299	181,164	3,984,421	(631,622)	17,122,262
(Loss) income before income tax, noncontrolling interest and equity in earnings (loss)	(102,887,941)	7,087,292	(13,879,357)	(3,089,535)	(112,769,541)
Assets	1,347,548,903	100,174,675	462,763,719	(625,658,248)	1,284,829,049

RENESOLA LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes the Company’s revenues generated from each product:

	Years ended December 31,
	2007	2008	2009
Solar wafers	$226,551,933	$555,896,880	$426,087,954
Service revenue from tolling arrangement	17,690,829	89,991,568	21,897,067
Solar modules	—	—	56,343,280
Ingots	1,255,204	561,305	45,046
Solar cells	—	8,863,894	4,285,842
Other materials	3,475,119	15,052,457	1,745,590

Total	$248,973,085	$670,366,104	$510,404,779

The following table summarizes the Company’s revenues generated by geographic location:

	Years ended December 31,
	2007	2008	2009
Mainland China	$155,015,367	$378,009,316	$283,299,979
Singapore	—	168,158,640	62,473
Taiwan	71,680,746	48,383,710	66,961,187
Hong Kong	—	29,915,181	32,857,847
Korea	8,184,505	1,864,185	1,411,828
India	6,837,083	1,783,547	9,064,798
Australia	48,709	1,560,693	10,694,962
Other Asia Pacific countries	406,078	5,568	24,392

Asia Pacific Total	242,172,488	629,680,840	404,377,466

Germany	56,813	37,382,099	49,253,177
Italy	—	3,140,385	7,744,370
Spain	—	20,344	6,165,295
Belgium	—	—	19,954,494
France	—	—	5,599,868
America	6,743,784	50,695	8,763,799
Others	—	91,741	8,546,310

Total	$248,973,085	$670,366,104	510,404,779

Substantially all of the Company’s long-lived assets are located in Mainland China.

Major customers

Details of the customers accounting for 10% or more of total net revenues were as follows:

	Years ended December 31,
	2007	2008	2009
Customer A	$7,428,491	$70,785,293	$17,647,502
Customer B	$80,934,059	$214,678,754	$72,031,665
Customer C	$58,619,948	$12,218	$13,794,618
Customer D	$30,800,918	$14,663,241	—

RENESOLA LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

20. SUBSEQUENT EVENTS

In January 2010, the Company announced the termination of the acquisition of Dynamic Green Energy. While the acquisition and share purchase agreement were approved by both companies’ boards of directors, the transition has not been approved by local government agencies where an operating subsidiary of Dynamic Green Energy is located, which is necessary according to the agreement. However, the transaction could be terminated without penalty if Dynamic Green Energy did not obtain the relevant government approvals, as indicated in the agreement.

In March 2010, all outstanding Convertible Bonds with an aggregate principal amount of RMB214,800,000.00 (approximately $31,468,415) were redeemed by the holders.

In March 2010, the Company granted 1,430,000 share options to certain employees with an exercise price of $2.53.

On April 30, 2010, the Company established a wholly owned subsidiary, Zhejiang ReneSola Photovoltaic Materials Co., Ltd., to engage primarily in producing and selling crucibles, steel wires and silicon carbon powder.

SCHEDULE 1—RENESOLA LTD CONDENSED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2009

(Amounts expressed in U.S. dollars)

RENESOLA LTD

BALANCE SHEETS

	As of December 31,
	2008	2009
ASSETS
Current assets:
Cash and cash equivalents	$1,527,743	$1,022,671
Amounts due from subsidiaries	97,555,789	27,634,294
Dividend receivable	12,016,526	—
Deferred convertible bond issue costs	—	86,002

Total current assets	111,100,058	28,742,967
Investment in subsidiaries	418,857,627	404,053,969
Deferred convertible bond issue costs	1,969,520	—

Total assets	$531,927,205	$432,796,936

LIABILITIES AND EQUITY
Current liabilities:
Amount due to subsidiaries	$6,270,445	$—
Other current liabilities	1,998,472	1,137,868
Convertible bonds—current	—	32,474,501

Total current liabilities	8,268,917	33,612,369

Convertible bonds—non-current	138,904,102	—
Income tax payable	1,695,291	1,810,638
Other liability	1,250,494	1,110,998

Total liabilities	150,118,804	36,534,005

Equity:
Common shares (no par value; 250,000,000 and 285,000,000 shares authorized at December 31, 2008 and 2009, respectively; 137,624,912 and 172,624,912 shares issued and outstanding at December 31, 2008 and 2009, respectively)	330,665,587	413,752,964
Additional paid-in capital	17,769,228	21,065,401
Retained earnings (accumulated deficit)	11,294,362	(60,609,305)
Accumulated other comprehensive income	22,079,224	22,053,871

Total equity	381,808,401	396,262,931

Total Liabilities and Equity	$531,927,205	$432,796,936

SCHEDULE 1—RENESOLA LTD CONDENSED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 and 2009

(Amounts expressed in U.S. dollars except number of shares and per share data)

RENESOLA LTD

STATEMENTS OF INCOME

	Year ended December 31,
	2007	2008	2009
Net revenues—Product sales	$4,152,169	$—	$—
Cost of revenues—Product sales	4,272,648	184, 246	—

Gross loss	(120,479)	(184,246)	—

Operating expenses:
Sales and marketing	98,043	54,835	8,859
General and administrative	2,526,175	5,635,115	18,679, 602
Research and development	—	44,184	—
Other operating income	(79,722)	(136,492)	(80,712)

Total operating expenses	2,544,496	5,597,642	18,607,749

Loss from operations	(2,664,975)	(5,781,888)	(18,607,749)
Non-operating income:
Interest income	1,588,800	766,470	1,689,333
Interest expense	(3,130,895)	(4,480,836)	(3,984,421)
Foreign exchange loss	(2,949,377)	(2,834,876)	(78,297)
Gain on repurchase of convertible bonds	—	—	7,995,337

Total non-operating (loss) income	(4,491,472)	(6,549,242)	5,621,952

Loss before income taxes and equity in earnings of subsidiaries	(7,156,447)	(12,331,130)	(12,985,797)
Income tax expense	(205,302)	(1,439,880)	(200,421)
Equity in losses of subsidiaries	50,298,040	(41,135,116)	(58,717,449)

Net income (loss)	$42,936,291	$(54,906,126)	$(71,903,667)

SCHEDULE 1—RENESOLA LTD CONDENSED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 and 2009

(Amounts expressed in U.S. dollars)

RENESOLA LTD

STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2007	2008	2009
Net income	$42,936,291	$(54,906,126)	$(71,903,667)
Equity in earnings of subsidiaries	(50,298,040)	41,135,116	58,717,449
Adjustments to reconcile net income to net cash used in operating activities:
Amortization of deferred convertible bond issue costs and premium	2,180,970	3,121,333	3,510,773
Allowances for doubtful receivables	—	—	14,568,284
Gain from repurchase of convertible bond	—	—	(7,995,337)
Share-based compensation	929,065	3,087,288	3,296,174

Changes in operating assets and liabilities:
Advances to suppliers	4,235,438	20,858,767	(18,830,057)
Prepaid expenses and other current assets	(2,693,423)	—	—
Accounts payable	(26,804)	—	—
Amount due to subsidiaries	(935,068)	1,888,412	—
Other current liabilities	2,484,064	593,394	(1,848,575)
Other long-term liability	—	1,228,432	(138,777)

Net cash used in operating activities	(1,187,507)	17,006,616	(20,623,733)

Investing activities:
Investment in subsidiaries	(88,499,985)	(267,995,000)	(44,000,000)
Loans to subsidiaries	(28,705,332)	(69,431,091)	(45,115,612)
Dividend received from subsidiaries	—	12,552,528	12,002,097
Proceeds from disposal of investment	—	6,335,472	—

Net cash used in investing activities	(117,205,317)	(318,538,091)	(77,113,515)

Financing activities:
Proceeds from issuance of common shares	—	315,779,030	73,625,000
Share issuance costs	—	(21,524,196)	(5,265,134)
Net proceeds from bond issued	115,770,501	—	—
Cash paid for repurchase of convertible bonds	—	—	(84,121,078)
Borrowing from subsidiaries	—	1,972,780	112,994,415

Net cash provided by financing activities	115,770,501	296,227,614	97,233,203

Effect of exchange rate changes	3,815,991	4,273,182	(1,027)
Net increase (decrease) in cash and cash equivalents	1,193,668	(1,030,679)	(505,072)
Cash and cash equivalents, beginning of year	1,364,754	2,558,422	1,527,743
Cash and cash equivalents, end of year	$2,558,422	$1,527,743	$1,022,671

Supplemental schedule of non-cash investing and financing activities:
Dividend receivable from subsidiary	$22,246,265	$12,016,526	$—

SCHEDULE 1—RENESOLA LTD CONDENSED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 and 2009

(Amounts expressed in U.S. dollars, unless otherwise stated)

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