Form 20-F
period 2010-12-31
ReneSola Ltd
filed 2011-03-08
CIK 1417892

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010.

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

Fax: +86- 573-8477-3383

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 174,596,912 shares, no par value per share, as of December 31, 2010.

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

•

all references to “RMB” or “Renminbi” refer to the legal currency of China; all references to “$,” “dollars” and “U.S. dollars” refer to the legal currency of the United States; all references to “£“ and “pounds sterling” refer to the legal currency of the United Kingdom; all references to “euro” refer to the official currency of the European Union and the currency that is used in certain of its member states;

•	“ADSs” refers to our American depositary shares, each of which represents two shares, and “ADRs” refers to the American depositary receipts that evidence our ADSs; and

•	“shares” refers to our shares with no par value.

All discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

Consistent with industry practice, we measure our solar wafer manufacturing capacity and production output in watts, or W, or mega watts, or MW, representing 1,000,000 W, of power-generating capacity. We believe MW is a more appropriate unit to measure our manufacturing capacity and production output compared to pieces of wafers, as our solar wafers differ in size, thickness, power output and conversion efficiency. We manufacture both monocrystalline and multicrystalline wafers, and solar cells using these two types of wafers have different conversion efficiencies.

For disclosure of operating data as of and prior to December 31, 2009, we have assumed an average conversion efficiency rate of 16.0% and 15.0% for solar cells using our monocrystalline wafers and multicrystalline wafers, respectively. Based on this conversion efficiency, for wafers produced on or prior to December 31, 2009, we assume that (i) each 125 millimeters, or mm, by 125 mm monocrystalline wafer can generate approximately 2.4 W of power, (ii) each 156 mm by 156 mm monocrystalline wafer can generate approximately 3.9 W of power and (iii) each 156 mm by 156 mm multicrystalline wafer can generate approximately 3.7 W of power.

For disclosure of operating data as of and after January 1, 2010, we have assumed an average conversion efficiency rate of 17.4% and 16.0% for solar cells using our monocrystalline wafers and multicrystalline wafers, respectively. Based on this conversion efficiency, for wafers produced on or after January 1, 2010, we assume that (i) each 125 mm by 125 mm monocrystalline wafer can generate approximately 2.6 W of power, (ii) each 156 mm by 156 mm monocrystalline wafer can generate approximately 4.2 W of power and (iii) each 156 mm by 156 mm multicrystalline wafer can generate approximately 3.9 W of power. Assumption of power generation from each wafer may change in the future. We also measure our ingot manufacturing capacity and production output in MW according to the solar wafers in MW that our current manufacturing processes generally yield.

This annual report on Form 20-F includes our audited consolidated balance sheets for the years ended December 31, 2008 and 2009 and our audited consolidated income statements, consolidated statements of changes in equity and comprehensive income (loss) and consolidated cash flows for each of the three years in the period ended December 31, 2010.

This annual report contains translations of certain Renminbi amounts into U.S. dollars at the rate of RMB6.6000 to $1.00, the noon buying rate in effect on December 30, 2010 in New York City for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. We make no representation that the Renminbi or dollar amounts referred to in this annual report on Form 20-F could have been or could be converted into dollars or Renminbi, as the case may be, at any particular rate or at all. See “Item 3. Key Information—D. Risk Factors—Risk Related to Doing Business in China—Fluctuations in exchange rates may have a material adverse effect on your investment.” On March 4, 2011, the noon buying rate was RMB6.5670 to US$1.00.

We and certain selling shareholders of our company completed an initial public offering of 10,000,000 ADSs on January 29, 2008 and listed our ADSs on the New York Stock Exchange, or the NYSE, under the symbol “SOL.” On June 23, 2008, we completed a follow-on public offering of 10,350,000 ADSs sold by us and certain selling shareholders. In 2009, we repurchased RMB713.9 million ($104.6 million) aggregate principal amount of our RMB928,700,000 U.S. dollar Settled 1.0% Convertible Bonds due March 26, 2012 using a combination of $84.1 million in cash and the issuance of 4,000,000 shares. On October 5, 2009, we completed a follow-on public offering of 15,500,000 ADSs sold by us. In August 2006, we placed 33,333,333 shares on the Alternative Investment Market of the London Stock Exchange, or the AIM. In November 2010, with the approval of our board of directors, our shares ceased to trade on the AIM, and our admission to trading on the AIM was cancelled.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

A. Selected Financial Data

Our Selected Consolidated Financial Data

The following selected consolidated statements of income data for the years ended December 31, 2008, 2009 and 2010 and the selected consolidated balance sheet data as of December 31, 2008, 2009 and 2010 are derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statements of income data for the years ended December 31, 2006 and 2007 and the consolidated balance sheet data as of December 31, 2006 and 2007 are derived from our audited consolidated financial statements, which are not included in this annual report. The selected consolidated condensed financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP, and reflect our current corporate structure as if it has been in existence throughout the relevant periods. The historical results are not necessarily indicative of results to be expected in any future period.

	For the Year Ended December 31,
	2006	2007	2008	2009	2010
	(in thousands, except percentage, share and per share data)
Consolidated Statement of Income Data
Net revenues	$84,371	$248,973	$670,366	$510,405	$1,205,579

Cost of revenues	(59,646)	(195,477)	(684,676)	(553,607)	(857,615)

Gross profit (loss)	24,725	53,496	(14,310)	(43,202)	347,964

Operating expenses:
Sales and marketing expenses	(335)	(584)	(620)	(5,399)	(8,360)
General and administrative expenses	(2,285)	(8,754)	(23,194)	(29,084)	(43,314)
Research and development expenses	(39)	(1,143)	(9,714)	(14,507)	(36,263)
Impairment loss on property, plant and equipment	—	—	(763)	—	—
Other operating (expenses) income	169	418	84	1,633	(14,083)

Total operating expenses	(2,490)	(10,063)	(34,207)	(47,356)	(102,020)

Income (loss) from operations	22,235	43,433	(48,516)	(90,558)	245,944
Non-operating income (expenses):
Interest income	312	1,934	1,783	1,716	1,835
Interest expense	(331)	(4,512)	(11,869)	(17,122)	(23,246)
Foreign exchange (loss) gain	364	(4,047)	(3,097)	(1,433)	(1,814)
Gain on repurchase of convertible bonds	—	—	—	7,995	6
Fair value change on derivative	—	—	—	—	9,428

	For the Year Ended December 31,
	2006	2007	2008	2009	2010
	(in thousands, except percentage, share and per share data)
Investment income (loss)	—	—	—	—	(3,160)
Other-than-temporary impairment loss on available-for-sale investment	—	—	—	(13,367)	—

Total non-operating income (expenses)	345	(6,625)	(13,183)	(22,211)	(16,950)

Income (loss) before income tax, noncontrolling interests and equity in earnings (loss) of investee	22,580	36,808	(61,700)	(112,770)	228,994
Income tax benefit (expenses)	2,721	6,155	2,420	41,156	(59,998)
Equity in earnings (loss) of investee, net of tax	—	—	5,175	(291)	—

Net income (loss)	25,301	42,963	(54,104)	(71,904)	168,996
Net loss attributable to noncontrolling interests	—	(27)	(802)	—	—

Net income (loss) attributable to holders of common shares	$25,301	$42,936	$(54,906)	$(71,904)	$168,996

Earnings (loss) per share(1) :
Basic	$0.32	$0.43	$(0.43)	$(0.49)	$0.98
Diluted	$0.32	$0.43	$(0.43)	$(0.49)	$0.97
Earnings (loss) per ADS:
Basic	$0.63	$0.86	$(0.86)	$(0.98)	$1.96
Diluted	$0.63	$0.86	$(0.86)	$(0.98)	$1.93
Weighted average number of shares used in computing earnings per share(1) :
Basic	80,000,032	100,000,032	127,116,062	147,553,679	172,870,921
Diluted	80,122,052	108,221,480	127,116,062	147,553,679	175,111,731
Other Consolidated Financial Data
Gross margin	29.3%	21.5%	(2.1)%	(8.5)%	28.9%
Operating margin	26.4%	17.4%	(7.2)%	(17.7)%	20.4%
Net margin	30.0%	17.2%	(8.2)%	(14.1)%	14.0%
Selected Consolidated Operating Data
Solar power products shipped (in MW)(2)	39.5	124.5	350.1	526.6	1,182.8

(1)	2006 share and per share data are presented to give retrospective effect to our reorganization in 2006.
(2)	Includes solar ingots, wafers, cells and modules shipped, as well as solar wafers and modules shipped from processing services.

	As of December 31,
	2006	2007	2008	2009	2010
	(in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	$9,862	$53,137	$112,334	$106,808	$290,702
Inventories	44,775	110,630	193,036	137,844	170,599
Advances to suppliers—current	16,952	53,727	36,991	12,092	26,315
Total current assets	89,365	263,241	440,134	480,224	693,988
Property, plant and equipment, net	19,908	136,598	341,427	702,816	801,472
Advances for purchases of property, plant and equipment	14,957	29,648	161,705	20,840	26,930
Advances to suppliers—noncurrent	—	—	45,729	8,072	13,743
Total assets	128,586	440,609	1,007,788	1,284,829	1,589,924
Short-term borrowings	14,675	71,691	191,987	358,634	400,798
Advances from customers—current	34,452	59,626	49,284	53,852	57,396
Total current liabilities	55,982	158,376	333,137	609,851	774,226
Total equity	72,541	125,708	382,087	396,263	586,465
Total liabilities and equity	$128,586	$440,609	$1,007,788	$1,284,829	$1,589,924

B. Capitalization and Indebtedness

Not Applicable.

C. Reasons for the Offer and Use of Proceeds

Not Applicable.

D. Risk Factors

Risks Related To Our Business

Any continued substantial downward pressure on the prices of our products will exert a negative impact on our revenues and profitability.

Our solar power product prices are based on a variety of factors, including global supply and demand, our in-house polysilicon production and procured polysilicon costs, the quality of our products, the manufacturing costs of our products and the terms of our customer contracts, including sales volumes and the terms on which certain customers supply us with polysilicon. As the solar power industry is expected to be increasingly competitive, we expect there to be continued downward pressure on pricing along the solar power value chain in the next few years due to anticipated cost reductions across the supply chain and industry improvements in operational efficiency and technology. In addition, the planned expansion and any aggressive expansion of manufacturing capacity in the future by us and our competitors may result in significant excess capacity in solar power products and, as a result, prices may further decline and our utilization rate may decrease.

From late 2008 to the second half of 2009, the global supply of solar power products exceeded market demand due to excess production capacity and weak demand associated with the global economic downturn, which contributed to a decline in the average selling price of solar wafers and other solar power products. Although the solar industry experienced an increase in demand and average selling prices for solar wafers increased in 2010 as global economic conditions improved, we expect solar power product prices to decline in the near future due to increased production efficiencies, reductions in polysilicon costs and increases in manufacturing capacity in our industry. If the prices of our products decline, or we are unable to lower our costs in line with the price declines, whether through increasing manufacturing efficiency, securing feedstock and consumable supplies at lower costs or technological advances, our revenues and profitability would be materially and adversely affected.

Volatility in polysilicon prices may adversely affect our net income and results of operations.

Polysilicon is an essential raw material in the production of our solar power products. In 2007 and 2008, there was an industry-wide shortage of polysilicon, primarily due to the growing demand for solar power products and limited supply of polysilicon, which resulted in increasing prices of polysilicon under both long-term supply contracts and on the spot market until the beginning of the fourth quarter of 2008. From late 2008 to the second half of 2009, there was an industry-wide excess supply of polysilicon, primarily due to increased supply from both existing polysilicon manufacturers and new entrants and weakened demand from the end market. These factors resulted in a short-term inventory build-up along the solar power value chain and polysilicon spot prices have fallen significantly since late 2008 before they stabilized in 2010. As a result of the significant decline in the market price and value of polysilicon feedstock, work-in-progress and finished solar wafers, in the fourth quarter of 2008, we recorded a $137.0 million non-cash reserve charge on inventory. In 2009, we recorded another $71.3 million in inventory write-down against the net realizable value of inventories. As a result, our gross margin dropped from 21.5% in 2007 to negative 2.1% in 2008 and negative 8.5% in 2009. If the price of polysilicon and our finished products continues to decrease, we may be exposed to further inventory write-downs on a net realizable value basis, which may have a material adverse effect on our results of operations.

The reduction or elimination of government subsidies and economic incentives for on-grid solar energy applications could cause demand for our products and our revenues to decline.

Our solar wafers sold to customers are subsequently made into modules and assembled in solar power systems, which are either connected to the utility grid and generate electricity to feed into the grid or installed to supply electricity to businesses and residents. We also sell solar modules directly to customers. We believe that the near-term growth of the market for on-grid applications continues to depend on the availability and size of government subsidies and economic incentives. If the reduction or elimination of government subsidies and economic incentives are not implemented prudently, such reduction or elimination may adversely affect the growth of this market or result in increased price competition, either of which could cause our revenues to decline.

When upfront system costs are factored into the cost of electricity generation, the cost of solar power substantially exceeds the cost of power generated from conventional means in many markets. As a result, national and local governmental bodies in many countries, most notably in Germany, Spain, Italy, the United States and Japan, have provided subsidies and economic incentives in the form of feed-in tariffs, rebates, tax credits and other incentives to end-users, distributors, system integrators and manufacturers of solar power products to promote the use of solar energy and to reduce dependence on other forms of energy.

However, as the solar power industry continues to develop, these government subsidies and economic incentives could potentially be reduced or eliminated altogether. For instance, in 2009 and 2010, Germany’s government reduced the country’s solar energy feed-in tariffs. Germany’s government announced in the beginning of 2011 that it expects to further trim solar power subsidies by up to 15% in 2011 as demand for solar power panels continue to thrive in the country. The reduction in government incentives to users of solar power products in Germany may materially and adversely impact the German solar market if such measures are not implemented prudently, which may in turn materially and adversely affect our direct or indirect sales into Germany. In 2010, Italy’s government also announced annual reductions to feed-in tariffs beginning in 2011 in an effort to impede overheating of its solar market. In Spain, since 2009, continued reductions in the feed-in tariff as a result of the government’s spending cut backs have resulted in a weakened solar market.

Although the solar power industry is currently moving towards the economies of scale necessary for solar power to become cost-effective in a non-subsidized market, the reduction or elimination of government subsidies and economic incentives for on-grid solar energy applications could result in decreased demand for our products and cause our revenues to decline. Furthermore, as European governments continue to decrease their subsidies and Europe continues to be the primarily market for solar power products, Chinese solar power products may experience excess capacity, which would adversely affect our business and prospects.

Our dependence on a limited number of third-party suppliers for key manufacturing equipment and spare parts could prevent us from the timely fulfillment of customer orders and successful execution of our expansion plan.

We rely on a limited number of equipment suppliers for some of our key manufacturing equipment and spare parts, including furnaces and wire saws. Our major equipment suppliers in 2010 included Zhejiang Jinggong Science and Technology Co., Ltd., Tokyo Rope Mfg. Co., Ltd. and Hanmi Semiconductor Co. Ltd. These suppliers have supplied, and certain of them will continue to supply, most of our equipment and spare parts, and we expect to rely on them to provide a substantial portion of the manufacturing equipment and spare parts contemplated in our expansion program. Due to high demand for these suppliers’ products and services, we have experienced, and may continue to experience, delays in the delivery of such equipment or the provision of technical support. If we fail to develop new relationships or maintain existing relationships with equipment and spare part suppliers, or should any of our major equipment and spare part suppliers encounter difficulties in the manufacturing or shipment of its equipment or spare parts to us, including due to natural disasters or otherwise, it will be difficult for us to find alternative providers for such equipment or spare parts on a timely basis or on commercially reasonable terms, or at all. As a result, the implementation of our expansion plans may be interrupted and our production may be adversely impacted.

Our future capacity expansion will utilize equipment with a customized design that will be contract manufactured by a new supplier, which subjects us to a number of risks.

Historically, we have purchased all of our furnaces for the production of multicrystalline ingots from foreign equipment suppliers. In 2010, we collaborated with a domestic equipment supplier in China to develop our own customized multicrystalline furnaces. We have spent considerable resources on the development of these furnaces. However, our new multicrystalline furnaces may not achieve satisfactory results in the future and the equipment supplier may not be able to continue to manufacture and deliver the multicrystalline furnaces we require in a timely manner or meeting our quality and technical requirements. Problems with quality or performance of the equipment or with timely delivery will negatively impact our expansion plans and may result in the failure to grow our revenues or reduce our manufacturing costs as originally intended. Problems with quality or performance of our products as a result of poor equipment performance or failure could result in losses and adversely affect our results of operations and reputation.

Turbulence in global financial markets and economies may adversely affect the solar industry, the demand for solar power products, and our operating results, financial condition and liquidity.

The demand for solar power products is influenced by macroeconomic factors such as global economic conditions, the supply and the prices of other energy products, such as oil, coal and natural gas, as well as government regulations and policies concerning the electric utility industry. A decrease in prices of fossil fuels, for example, could reduce demand for alternative forms of energy, such as solar energy. We are affected by the solar market and industry trends. In the first half of 2009, the global solar power industry experienced weak demand as a result of turbulence in global economic conditions. Global economic, capital market and credit disruptions resulted in fewer investments in new installation projects that make use of solar power products. As a result, solar projects in numerous global markets were delayed.

There may, however, still be great uncertainties in the global credit and lending environment. If the demand for solar power products deteriorates again due to these macroeconomic factors or turbulence in global economic conditions, our liquidity and financial condition, including our ability to refinance maturing liabilities and access the capital markets to meet liquidity needs, and the liquidity and financial condition of our customers may be adversely affected. This would delay and lengthen our cash collection cycles and negatively impact our operating results. Additionally, our share price may decrease if investors have concerns that our business, financial condition and results of operations will be negatively impacted by a global economic downturn.

We may be exposed to infringement or misappropriation claims by third parties which, if determined adversely to us, could cause us to pay significant damage awards.

Our success depends largely on our ability to use and develop our technology and know-how without infringing the intellectual property rights of third parties. The validity and scope of claims relating to solar power technology patents involve complex scientific, legal and factual questions and analysis and, therefore, may be highly uncertain. We may be subject to litigation involving claims of patent infringement or violation of intellectual property rights of third parties. For example, equipment we design may infringe the intellectual property rights of third parties. The defense and assertion of intellectual property suits, patent opposition proceedings and related legal and administrative proceedings can be both costly and time-consuming and may significantly divert the efforts and resources of our technical and management personnel. An adverse determination in any such litigation or proceedings against us could subject us to significant liabilities to third parties, including requiring us to seek licenses from third parties, to pay ongoing royalties or to pay monetary and punitive damages or subjecting us to injunctions that prohibit the manufacture and sale of our products or the use of our equipment. Protracted litigation could also result in our customers or potential customers deferring or limiting their purchase or use of our products until resolution of such litigation, which could result in losses and adversely affect our results of operations and reputation.

Our financial leverage may hamper our ability to expand and may materially affect our results of operations. Our borrowing levels and the tightening of credit generally in the industry in the PRC may adversely impact our ability to obtain new financing.

We have relied on short-term and long-term borrowings to fund a portion of our capital requirements, and expect to continue to do so in the future. We have significant borrowings from Chinese commercial banks. Our borrowings consisted primarily of short-term borrowings, which increased from $358.6 million as of December 31, 2009 to $400.8 million as of December 31, 2010. Out of these short-term borrowings, $117.9 million was attributable to trade financings, which increased significantly from 2009 to satisfy our working capital requirements. Our long-term borrowings decreased from $189.3 million as of December 31, 2009 to $121.5 million as of December 31, 2010.

The amount of our borrowings could constrain our operational flexibility, including requiring a substantial portion of our cash flows to be set aside to service our debt obligations, increasing our exposure to interest rate fluctuations and limiting our ability to obtain additional financing. Furthermore, the PRC government may pass measures to tighten credit, including trade financing, available in the PRC market. For example, in February 2010, the People’s Bank of China raised its benchmark deposit and lending rates for the first time in three years. All of the above may impair our ability to obtain financing on favorable terms, or at all. We may not be able to raise necessary funding on favorable terms, or at all, to finance our current liabilities and other debt obligations. If our cash flows and capital resources are insufficient to finance our debt obligations, our business, prospects and financial conditions may be materially and adversely affected.

We expect to incur additional debt obligations to finance our operations and, as a result, we will allocate an increasing portion of our cash flow to service these obligations. This could impair our ability to make necessary capital expenditures, develop business opportunities or make strategic acquisitions. Our business may not generate sufficient cash flow from operations in the future to service our debts and make necessary capital expenditures, in which case we may seek additional financing, dispose of certain assets or seek to refinance some or all of our debts. In addition, these alternatives may not be implemented on satisfactory terms, if at all. In the event that we are unable to meet our obligations when they become due or if our creditors take legal action against us for payment, we may have to liquidate our long-term assets to repay our creditors. We may have difficulty converting our long-term assets into current assets in such a situation and may suffer losses from the sale of our long-term assets. This would materially and adversely affect our operations and prevent us from successfully implementing our business strategy.

Restrictive covenants and undertakings under our bank loans may limit the manner in which we operate and an event of default under the loan may adversely affect our operations.

We have entered into several long-term loans with commercial banks in China. These loans contain certain restrictive covenants that limit our ability to, among other things, (1) provide guarantees, pledges or mortgages on our operating assets in any manner that will increase risks to the lenders, (2) repay shareholders loans or loans from our related parties, and (3) distribute dividends to shareholders. For more information about the loan agreements, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.” Any breach by us of the various undertakings and covenants in our existing loan agreements will give such banks the right to demand immediate repayment of the outstanding loan amounts. For instance, in a RMB800 million loan agreement with a term of five years, we have undertaken to China Construction Bank that the gross profit margin of our subsidiary, Sichuan ReneSola Silicon Material Co., Ltd., or Sichuan ReneSola, will be at or above the lowest gross profit margin of companies in the global polysilicon industry as stated in a report to be provided by one of the big four accounting firms. We believe that because Sichuan ReneSola’s operations were in trial production in 2009, we were not subject to such undertaking in 2009 and the first three quarters of 2010 despite the negative gross margins Sichuan ReneSola recorded in 2009. We have obtained a letter from the bank confirming this understanding. Although a formal report will not be provided by a big four accounting firm until June 2011, we believe our gross profit margin of 15.0% from Sichuan ReneSola in the fourth quarter of 2010 was higher than the lowest gross profit margin of companies in the global polysilicon industry. However, we cannot assure you whether we will be subject to, or be able to fulfill, such undertaking in the future. Any failure to maintain any of the above covenants or undertakings could result in an acceleration of obligations under the facility agreement, which would have a material adverse effect on our business. In addition, the breach of any of the covenants and undertakings in any one of our loan agreements may trigger the cross-default provisions of some loan agreements entered into by us, thereby giving the lenders the right to accelerate our loan repayment obligations. As a result, we are limited in the manner in which we conduct our business and may be unable to engage in certain business activities or finance future operations or capital needs.

Our dependence on a limited number of wafer customers may cause significant fluctuations or declines in our revenues.

We sell a substantial portion of our solar wafers to a limited number of customers. In 2010, our top five wafer customers accounted for approximately 48.5% of our wafer sales and 27.6% of our net revenues, and our largest customer accounted for approximately 21.8% of our wafer sales and 12.4% of our net revenues. Sales to our major wafer customers are typically made under multi-year sales contracts. Multi-year sales contracts typically provide for the sales volume and price of our solar wafers for each year during the contract term. However, the pricing terms may be either fixed or subject to reset in situations where the market benchmark price for solar wafers changes more than a certain percentage from the contracted price. In addition, in 2010, we also entered into one-year and multi-year sales contracts which provide for an agreed sales volume at a fixed price. A small portion of our sales are made under multi-year framework contracts which provide for variable pricing and volume terms. Since the fourth quarter of 2008, we renegotiated many of our multi-year framework contracts, multi-year sales contracts and one-year sales contracts with our customers to reflect rapidly changing market conditions. The agreements were renegotiated and amended such that these customers agreed to continue to purchase the quantity under the original agreements but pricing terms are to be adjusted (usually on a monthly basis based on delivery volume) to reflect the market conditions.

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

Our polysilicon project may not achieve the utilization rate or operational efficiency as we planned, which may negatively affect our profit margin.

In 2010, we completed construction of a polysilicon manufacturing facility in Meishan, Sichuan Province through our wholly owned subsidiary, Sichuan ReneSola, which was established in Sichuan Province in August 2007. This manufacturing facility was built in two phases, each with an annual manufacturing capacity of 1,500 metric tons. The first phase commenced its trial production in July 2009 and reached a total output of approximately 460 metric tons in 2010. In addition, our production cost was higher than previously expected due to continuous trial runs, system testing, purchases of trichlorosilane, or TCS, and minimal activated hydrogenation processes. The second phase commenced trial production in February 2010 and reached a total output of approximately 680 metric tons in 2010. Prior to the operations of Sichuan ReneSola, we did not have any experience in operating polysilicon production facilities with an annual manufacturing capacity of over 1,000 metric tons. Manufacturing polysilicon is a highly complex chemical process and we may not be able to produce polysilicon of sufficient quantity and quality or at a cost comparable to or lower than those of other polysilicon manufacturers or on schedule to meet our wafer manufacturing requirements. Minor deviations in the manufacturing process can cause substantial decreases in yield and in some cases cause production to be suspended or to yield no output.

If our polysilicon production facility experiences any delay or defect in operations, we will suffer a setback to our raw material procurement strategy. We may also fail to manufacture polysilicon of sufficient quality or at competitive costs compared to the polysilicon available from the market, thereby making our polysilicon manufacturing facility uneconomical to run, which would negatively impact our profit margin. If the price of polysilicon and other raw materials rise and we are required to make purchases at higher than anticipated market rates, our profit margin may be negatively impacted. Furthermore, if our polysilicon production facility does not perform as planned we may be unable to recover our investments or be forced to write down the value of the assets.

Our polysilicon raw material suppliers may fail to supply us with polysilicon in a timely manner and with the quality we require, which may materially and adversely affect our financial condition and results of operations.

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

In order to secure silicon raw materials when the supply of these raw materials were limited, we made advance payments to some of our feedstock suppliers. As of December 31, 2008, 2009 and 2010, our advances to suppliers amounted to approximately $82.7 million, $20.2 million and $40.1 million, respectively. We made such advance payments usually without receiving any collateral. To the extent that there were collateral and/or security attached to the advance payments, it is uncertain whether we will be able to enforce the collateral or the security, or if the advance payment can be repaid in full upon enforcement on such collateral or security. Any litigation arising out of the disputes could subject us to potentially significant legal expenses, distract management from the day-to-day operation of our business and expose us to risks for not being able to collect damages awarded to us, all of which could materially and adversely affect our financial condition and results of operations.

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

The solar market is increasingly competitive and continually evolving, which may result in price reductions, reduced profit margins or loss of market share by us. Our competitors include integrated solar power product manufacturers, specialized solar wafer manufacturers, solar wafer manufacturing divisions of large conglomerates, specialized cell and module manufacturers and end-market system integrators. In addition, some polysilicon suppliers have decided to move downstream by establishing ingot and wafer producing capacities. Many of our competitors have longer operating histories, stronger market positions, larger manufacturing capabilities, greater resources, better brand name recognition and better access to silicon raw materials than we do. Some of our competitors have an established track record in large-scale polysilicon manufacturing and they may have an advantage over us in feedstock costs. Many of our competitors also have more established distribution networks and larger customer bases. As a result, they may be able to devote greater resources to the research, development, promotion and sale of their products or respond more quickly to evolving industry standards and changes in market conditions than we can. The key barriers to enter into our industry at present consist of access to cost competitive polysilicon, advanced manufacturing technologies, a competitive cost structure, capital resources and skilled personnel. If these barriers disappear or become more easily surmountable, new competitors may successfully enter our industry. If we fail to compete successfully, our business would suffer and we may lose or be unable to gain market share.

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

We may be unable to timely and successfully implement our capacity expansion plan.

As of December 31, 2010, we had 1,300 MW of wafer manufacturing capacity, 240 MW of cell manufacturing capacity and 400 MW of module manufacturing capacity. We plan to install additional equipment to increase our total annual wafer and module manufacturing capacity to approximately 1,900 MW and 600 MW, respectively, by the end of 2011. As of December 31, 2010, we had an annual polysilicon manufacturing capacity of 3,000 metric tons and we expect that our annual polysilicon manufacturing capacity will be increased to 8,500 metric tons as of December 31, 2011 as a result of removing manufacturing bottlenecks of existing facilities and the establishment of new polysilicon production facilities with additional capacity of 5,000 metric tons. We also expect to increase our annual module manufacturing capacity to approximately 600 MW by the end of 2011. Our ability to increase our production capacity and output is subject to significant risks and uncertainties, including:

•	the significant amount of capital required to purchase additional equipment or to build additional facilities, which we may be unable to obtain on commercially viable terms or at all;

•	failure by our suppliers to make timely and satisfactory deliveries;

•	cost overruns and delays as a result of a number of factors, many of which are beyond our control, such as problems with equipment delivery;

•	delays or denial of required approvals by relevant government authorities;

•	failure to obtain production inputs in sufficient quantities or at acceptable cost; and

•	failure to execute our expansion plan effectively.

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

We intend to reach a balance between closely matching our manufacturing capacity and production output to market demands for our products. If we are unable to do so, the low utilization rate resulting from our over-expansion of production facilities may result in high production cost, which would adversely affect our profitability. Our failure to accurately predict market demand may also result in our lack of manufacturing capacity required to meet increased demand. Our ability to achieve a balance between the increase in manufacturing capacity and the changes in market demand is subject to significant risks and uncertainties, including:

•	the ability to quickly adjust our manufacturing capacity and output while the industry is rapidly evolving;

•	the ability to maintain existing customer relationships, attract new customers and expand our market share;

•	the ability to implement new and upgraded operational and financial systems, procedures and controls to adapt to the strains associated with fast growth and expansion or rapid decrease in demand;

•	the ability to favorably renegotiate our equipment supply contracts previously entered into for our wafer production in accordance with changes in our expansion plan;

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

If we are unable to successfully manage our manufacturing capacity to respond to market demand, or if we fail to resolve any of the risks and uncertainties described above, we may be unable to expand our business as planned. Therefore, we cannot assure you that we can meet our targeted production costs and consequently stay competitive. Moreover, even if we are able to manage our growth, we may be unable to secure sufficient customer orders, which could adversely affect our business and operations.

We recorded a significant provision against doubtful other receivables in 2009 and we may not be able to recover our return of investment in a former joint venture.

In August 2007, we acquired a 49% equity interest in Linzhou Zhongsheng Semiconductor, a polysilicon manufacturing company located in Henan Province. Linzhou Zhongsheng Steel Co., Ltd., or Linzhou Zhongsheng Steel, held a 51% equity interest in the joint venture. The joint venture started producing polysilicon in early 2008. In September 2008, we sold our 49% equity interest in Linzhou Zhongsheng Semiconductor to Linzhou Zhongsheng Steel, our joint venture partner. The agreement was amended in December 2008 stipulating that of the total consideration of RMB200 million, RMB40 million would be paid in cash, RMB4 million would be treated as credit for existing purchases of polysilicon and RMB156 million would be treated as prepayment, to either be used as a credit through a discount to spot market price against future delivery of polysilicon from the joint venture or be repaid in cash, at our discretion. However, Linzhou Zhongsheng Semiconductor stopped the delivery of polysilicon in early 2009 and continued to fail to fulfill its obligations. We decided to take legal action to collect the remaining amount of the receivable and to make a provision against doubtful other receivables accordingly. As a result, we recorded a provision of approximately $8.6 million in 2009 against doubtful other receivables. We were advised by our PRC legal counsel, Haiwen & Partners, that this prepayment arrangement is subject to foreign exchange control by the PRC government, and as we have not obtained approvals and registrations from relevant authorities, this may subject us to penalties and such arrangement may be unenforceable in the PRC. As we have not imposed any security over this arrangement, we may not be able to recover the remaining amount of the receivable if Linzhou Zhongsheng Steel fails to honor its obligations under the share transfer agreement, or if we fail to enforce such arrangement under PRC laws and regulations. We have initiated arbitration proceedings against Linzhou Zhongsheng Steel Co., Ltd and Linzhou Zhongsheng Semiconductor Silicon Material Co., Ltd. before CIETAC for the equity transfer dispute. As of the date of this annual report, CIETAC has accepted our arbitration application and the arbitration decision is scheduled for April 2011.

We may incur impairment losses on our investments in equity securities.

Since October 2009, we have held a minority equity interest in a polysilicon manufacturer, or the Investee whose shares are traded on the Toronto Stock Exchange. If the fair value of these shares declines below their cost basis and we determine that the decline is permanent, we are required to record an impairment loss for the applicable period. In 2009, due to the rapid decline of the Investee’s share price as a result of the difficult operating environment for its core business, such as the rapid decline of polysilicon prices, we recorded impairment losses of $13.4 million. We may incur additional expenses as a result of further impairment of such investment, or other investments we may make, in the future. Any losses incurred could have a material adverse effect on our financial condition and results of operations.

Our expansion into cell and module operations may cause us to compete with our customers.

In May 2009, as a part of our development strategy, we acquired a 100% equity interest in Wuxi Jiacheng Solar Energy Technology Co., Ltd, or JC Solar, for a total cash consideration of RMB140.3 million, including tax paid in connection with the transfer of equity interests. JC Solar is a solar cell and module manufacturer located in Yixing, Jiangsu Province. As of December 31, 2010, we, through JC Solar, had an annual cell production capacity of 240 MW and an annual module production capacity of 400 MW. We may compete directly with our wafer customers as we also sell our module products in the market. As a result, our relationships with those customers may be impaired. If our customers stop purchasing wafers from us due to our competition with them, we may not gain the expected return of investment from the acquisition of JC Solar and may lose our existing customers, and our business and results of operations will be materially and adversely affected.

We have limited experience in the cell and module manufacturing business and may fail to effectively or efficiently expand or operate this business.

Prior to our acquisition of JC Solar, we did not have any significant operating experience in solar cell or module manufacturing. Manufacturing solar cells and modules is a complex process and is different from that of solar wafers. Minor deviations in the manufacturing process can cause substantial decreases in yield and cell and module conversion efficiencies and, in some cases, cause production to be suspended or to yield no output. If we face technological difficulties in our production of solar cells and modules, we may be unable to operate our cell and module business as planned. We plan to maintain our annual cell manufacturing capacity at 240 MW in 2011 and increase our annual module manufacturing capacity to 600 MW by the end of 2011. If we fail to implement our plan as expected or experience a delay in the expansion, our business and results of operations may be materially and adversely affected. Furthermore, there are many established players in this market who have substantially more experience and expertise, stronger market position and greater resources than we have. If we fail to compete successfully, our business would suffer and we may lose or be unable to gain market share, which could materially and adversely affect our financial condition and results of operations.

Any significant claims under the product warranty obligations we assumed during our acquisition of JC Solar may materially and adversely affect our profitability.

Historically, our solar modules were typically sold with a warranty for minimum power output for up to 20 years following the date of sale. We also provided warranties for our solar modules against defects in materials and workmanship for a period of two years from the date of sale. We do not provide similar warranties for our solar wafers. We have sold solar modules since our acquisition of JC Solar in June 2009. In connection with the acquisition of JC Solar, we also assumed all of the product warranty obligations that JC Solar granted to its customers on its module products. JC Solar provides warranties for minimum power output for up to 25 years following the date of sale. JC Solar also provides warranties for solar modules against defects in materials and workmanship for a period of five years from the date of sale. We are obligated to meet the performance requirements in accordance with JC Solar’s warranty policy. If we receive significant warranty claims from the customers of JC Solar and the amount of warranty costs accrued exceeds our estimates, we will need to recognize higher warranty costs and our profits may be adversely affected.

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

The solar market is still in development, and the extent of acceptance of solar power products is uncertain. Historical and current market data on the solar power industry are not as readily available as those for established industries where trends can be assessed more reliably from data gathered over a longer period of time. In addition, demand for solar power products may not continue to develop or may develop to a lesser extent than we anticipate. Many factors may affect the viability of widespread adoption of solar power technology and demand for solar power products, including:

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

We have formulated our expansion plan based on the expected growth of the solar market. If solar power technology is not viable for widespread adoption or sufficient demand for solar power products does not develop or develops to a lesser extent than we anticipate, our revenues may suffer and we may be unable to sustain our profitability.

Advances in solar power technology could render our products uncompetitive or obsolete, which could reduce our market share and cause our sales and profit to decline.

The solar market is characterized by evolving technologies and customer needs. This requires us to develop enhancements for our products to keep pace with evolving industry standards and changing customer requirements. Currently, we produce wafers, solar cells and solar modules. Some of our competitors may devise production technologies that enable them to produce, at a higher yield and lower cost, larger and thinner wafers with higher quality than our products. In addition, some producers have focused on developing alternative forms of solar power technologies, such as thin-film technologies. We will need to invest significant financial resources in research and development to maintain our market position, keep pace with technological advances in the solar power industry and effectively compete in the future. Our failure to further refine our products and technology, or to develop and introduce new solar power products, could cause our products to become uncompetitive or obsolete, which could reduce our market share and cause our revenues to decline. In addition, if we, or our customers, are unable to manage product transitions, our business and results of operations would be negatively affected.

We may experience difficulty in achieving acceptable yields and product performance, or may experience production curtailments or shutdowns.

The technology for the manufacture of solar power products is continuously being modified in an effort to improve yields and product performance. Microscopic impurities such as dust and other contaminants, difficulties in the manufacturing process or unsuccessful adoption of new processing technologies or malfunctions of the equipment or facilities used can lower yields or increase the silicon consumption rate, cause quality control problems, interrupt production or result in losses of products in process. We may also experience floods, droughts, power losses, labor disputes and similar events within or beyond our control that would affect our operations.

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

Our future success depends substantially on the continued services of our executive officers and key employees, especially Mr. Xianshou Li, our chief executive officer, Mr. Charles Bai, our chief strategy officer, Ms. Julia Xu, our chief financial officer, Dr. Panjian Li, our senior vice-president, president of JC Solar and chief executive officer of ReneSola America Inc., or ReneSola America. If one or more of our executive officers or key employees were unable or unwilling to continue in their present positions, we might not be able to replace them easily, in a timely manner, or at all. Our business may be severely disrupted, our financial conditions and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain personnel. If any of our executive officers or key employees joins a competitor or forms a competing company, we may lose customers, suppliers, know-how and key professionals and staff members. Each of our executive officers and key employees has entered into an employment agreement with us, which contains non-competition provisions. However, if any dispute arises between our executive officers and us, these agreements may not be enforceable in China, where these executive officers reside, in light of uncertainties with

China’s legal system. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

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

From time to time, we encounter sales returns due to non-conformity with customers’ specifications and are required to replace our products promptly. While in the past we had an insignificant return rate, we cannot assure you that in the future our products will not contain defects that are not detected until after they are shipped or installed. Any proven defects could lead to return or refund of our products under our warranties, cause us to incur additional costs and divert the attention of our personnel from our operations. Similarly, if we fail to maintain the consistent quality of our other products via effective quality control, we may deliver products with defects or other quality problems, which may result in increased costs associated with replacements or other remedial measures. Product defects and the possibility of product defects could also cause significant damage to our market reputation and reduce our product sales and market share.

We face uncertainty with respect to new regulatory standards in the PRC polysilicon industry.

On December 31, 2010, the PRC Ministry of Industry and Information Technology, or the MIIT, the PRC National Development and Reform Commission and the PRC Ministry of Environmental Protection jointly promulgated Polysilicon Industry Access Standards, or Circular 137, to establish standards to regulate and direct the development of the polysilicon industry and avoid production surplus and industry oversaturation. Circular 137 sets forth a series of requirements and standards for polysilicon projects including those related to construction and layout, production scale and technical equipment, resource recycling and energy consumption, environmental protection and product quality and safety. Companies are required to submit application materials for their currently operating polysilicon projects to the MIIT through local MIIT authorities. The MIIT will, together with other relevant authorities, review the application materials. Any project failing to meet relevant standards may be required to stop its operation.

Our current and future polysilicon projects are required to meet the standards imposed by Circular 137. As a result, we may have less flexibility with respect to the size, production scale, energy consumption and other characteristics of our polysilicon projects, which may adversely affect our operations and expansion plan. Additionally, due to the relatively new nature of Circular 137, we do not know how certain new standards will be interpreted by relevant governmental authorities. If governmental authorities determine that our polysilicon projects do not meet Circular 137 standards, we may be forced to expend significant financial and management resources to remedy any adequacies, or cease the affected projects altogether, which may materially and adversely affect our business and results of operations.

We need a substantial amount of cash to fund our operations. If we fail to obtain additional capital when we require it, our growth prospects and future profitability may be materially and adversely affected.

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

Weakening of global economic conditions and PRC macroeconomic factors such as credit tightening policies may negatively impact our ability to obtain necessary capital in a timely manner or on commercially acceptable terms. As of December 31, 2010, we had $290.7 million in cash and cash equivalents, $33.6 million in restricted cash and $522.3 million in bank borrowings, of which approximately $400.8 million was due within one year. We might not be able to refinance these borrowings in the future as they mature. In the event that we are unable to obtain extensions of these borrowings, or if we are unable to obtain sufficient alternative funding at reasonable terms to make repayments, we will have to repay these borrowings with cash generated by our operating activities. Moreover, future turbulence in global economic conditions and the potential impact on the liquidity of financial institutions may have an adverse effect on our ability to fund our operations through borrowings or our ability to borrow on terms that we believe to be reasonable, if at all. Our operations, results of operations and growth prospects may be materially and adversely affected if current global financial crisis persists.

We face risks associated with the marketing, distribution and sale of our solar power products internationally. If we are unable to effectively manage these risks, our ability to expand our business abroad would be materially and severely impaired.

In 2010, approximately 68% of our net revenues were generated from customers outside of China. We expanded our international sales efforts in 2009 and 2010 by focusing on international top tier solar companies with strong global distribution capabilities and initiating relationship with companies with established regional distribution capabilities in our international key markets. The marketing, distribution and sales of our solar power products in international markets expose us to a number of risks, including:

•	fluctuations in currency exchange rates, such as exchange rate volatility between the euro and the U.S. dollar and the continuing trend of appreciation of the Renminbi against the U.S. dollar;

•	increased costs associated with maintaining marketing efforts in various countries;

•	difficulty and costs relating to compliance with the different commercial, environmental and legal requirements of the overseas markets in which we offer our products;

•	difficulty in engaging and retaining sales personnel who are knowledgeable about, and can function effectively in, overseas markets; and

•	trade barriers such as export requirements, tariffs, taxes and other restrictions and expenses, which could increase the prices of our products and make us less competitive in some countries.

If we are unable to effectively manage these risks, our ability to expand our business abroad would be materially and severely impaired.

If we fail to maintain an effective system of internal controls, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our ADSs may be adversely impacted.

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

Our management has evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13-a-15(c) of the Exchange Act, and we have concluded that our internal control over financial reporting was effective for our fiscal year ended December 31, 2010. If we fail to maintain the adequacy of our internal controls, our management may conclude that our internal control over financial reporting is not effective in the future. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports and to prevent fraud. As a result, our failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the market price of our ADSs.

Our failure to protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights may be costly.

We rely primarily on patent laws, trade secrets and other contractual restrictions to protect our intellectual property. Nevertheless, these afford only limited protection and the actions we take to protect our intellectual property rights may not be adequate to provide us with meaningful protection or commercial advantage. For example, we have 11 patents and 36 pending patent applications in China as of February 28, 2011. We cannot assure you that our patent applications will be eventually issued with sufficiently broad coverage to protect our technology and products. As a result, third parties may be able to use the technologies that we have developed and compete with us, which could have a material adverse effect on our business, financial condition or operating results. In addition, contractual arrangements, such as the confidentiality and non-competition agreements and terms between us and our research and development personnel, afford only limited protection and the actions we may take to protect our trade secrets and other intellectual property may not be adequate. Our failure to protect our intellectual property and proprietary rights may undermine our competitive position. Third parties may infringe or misappropriate our proprietary technologies or other intellectual property and proprietary rights. Policing the unauthorized use of proprietary technology can be difficult and expensive. In particular, the laws and enforcement procedures of the PRC and certain other countries are uncertain or do not protect intellectual property rights to the same extent as do the laws and enforcement procedures of the United States. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.” We may need to resort to court proceedings to enforce our intellectual property rights in the future. Litigation relating to our intellectual property might result in substantial costs and diversion of resources and management attention away from our business. An adverse determination in any such litigation will impair our intellectual property and proprietary rights and may harm our business, prospects and reputation.

Increases in electricity costs or a shortage of electricity supply may adversely affect our operations.

We consume a significant amount of electricity in our operations. Moreover, with the rapid development of the PRC economy, demand for electricity has continued to increase. There have been shortages in electricity supply in various regions across China, especially during peak seasons, such as summer. Additionally, we have experienced shortages in electricity supply due to strict government controls to meet certain economic targets set by the State Council of the PRC. The capacity of our backup transformer substation is not sufficient to fully support our current production. In view of our operations and planned production expansion, there may be a risk of interruption or shortages in our electricity supply and there may not be sufficient electricity available to meet our future requirements. Our electricity costs may rise significantly and we may not be able to pass the increased cost to our customers. Increases in electricity costs may adversely affect our profitability and shortages in electricity supply may adversely affect our ability to deliver contracted product quantities.

Compliance with environmental regulations can be expensive, and non-compliance with these regulations may result in adverse publicity and potentially significant monetary damages and fines.

As our manufacturing processes, including producing polysilicon, producing ingots, slicing wafers and producing solar cells and modules, generate noise, waste water and gaseous and other industrial wastes, we are required to comply with all applicable regulations regarding protection of the environment. We are in compliance with present environmental protection requirements in all material respects and have all material environmental permits necessary to conduct our business. However, if more stringent regulations are adopted in the future, the cost of compliance with these new regulations could be substantial. If we fail to comply with present or future environmental regulations, we may be required to pay substantial fines, suspend production or cease operations. We use, generate and discharge toxic, volatile and otherwise hazardous chemicals and wastes in our research and development and manufacturing activities. Any failure by us to control the use of, or to restrict adequately the discharge of, hazardous substances could subject us to potentially significant monetary damages and fines or suspensions in our business operations.

Our solar module products must comply with the applicable environmental regulations where they are installed, and we may incur expenses to design and manufacture our products so as to comply with such regulations. For example, we increased our expenditures to comply with the European Union’s Restriction of Hazardous Substances Directive, which took effect in July 2006, by reducing the amount of lead and other restricted substances used in our solar module products. Furthermore, we may need to comply with the European Union’s Waste Electrical and Electronic Equipment Directive if solar modules and products are re-classified as consumer electronics under the directive or if our customers located in other markets demand that they comply with this directive. This would require us to implement manufacturing process changes, such as changing the soldering materials used in panel manufacturing, in order to continue to sell into these markets. As a result, we have begun to require our suppliers of soldering materials to provide certifications from TÜV Rheinland, a globally recognized certification organization. If compliance is unduly expensive or unduly difficult, we may lose market share and our financial results may be adversely affected.

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

Similar to other solar power product manufacturers, we are exposed to risks associated with product liability claims if the use of our solar power products results in injury. Since our solar wafers are made into electricity generating devices and our solar modules generate electricity, it is possible that users could be injured or killed by our products as a result of product malfunctions, defects, improper installation or other causes. We only began commercial shipment of our solar power products in July 2005, and, because of our limited operating history, we cannot predict whether product liability claims will be brought against us in the future or the effect of any resulting negative publicity on our business. The successful assertion of product liability claims against us could result in potentially significant monetary damages and require us to make significant payments.

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

We are a holding company, and we conduct our business primarily through our wholly owned subsidiaries incorporated in China. These subsidiaries include (1) Zhejiang Yuhui Solar Energy Source Co., Ltd., or Zhejiang Yuhui, (2) Zhejiang Yuhui’s wholly owned subsidiary, JC Solar, (3) Sichuan ReneSola and (4) Zhejiang Renesola Photovoltaic Materials Co., Ltd. These subsidiaries are generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly foreign-owned enterprises. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since the late 1970s, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

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

In addition, although the approval letter Zhejiang Yuhui received from the PRC tax authority indicated that income attributable to Zhejiang Yuhui’s capital increase from $45.0 million to $102.5 million can only enjoy preferential tax treatment before December 31, 2007, in practice Zhejiang Yuhui has only paid tax on income attributable to such capital increase at a rate of 12.5% after January 1, 2008, which is 50% of the statutory tax rate. The tax authority may request Zhejiang Yuhui to make a supplementary tax payment on our income which was taxed at a rate of 12.5%.

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

We rely on dividends paid by our subsidiary for our cash needs.

Up to the date of this annual report, we have relied on dividends paid by our PRC subsidiary, Zhejiang Yuhui, from its yearly net income for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any offshore debt we may incur and to pay our operating expenses. The payment of dividends by entities organized in China is subject to limitations. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Zhejiang Yuhui is also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Zhejiang Yuhui is also required to allocate a portion of its after-tax profits, as determined by its board of directors, to its staff welfare and bonus funds, which may not be distributed to equity owners. In addition, when Zhejiang Yuhui incurs debt on its own behalf, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. For example, according to certain loan agreements between Zhejiang Yuhui and its banks, Zhejiang Yuhui is not permitted to pay dividends for any given year if it has no after-tax profit or any principal or interest due in that year that has not been paid.

Under the Enterprise Income Tax Law, dividends payable by us and gains on the disposition of our shares or ADSs could be subject to PRC taxation.

Pursuant to the new PRC Enterprise Income Tax Law and its Implementing Regulation, which became effective on January 1, 2008, a 10% withholding tax applies to dividends, interests, rent or royalties payable by a foreign-invested enterprise, such as our PRC subsidiary, to any of its non-resident enterprises investors for PRC enterprise income tax purposes unless any such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The British Virgin Islands, where our company was incorporated, does not have such a treaty with China. Thus, the Company expects that a 10% withholding tax will apply to dividends paid to the Company by its PRC subsidiaries if the Company is classified as a non-resident enterprise. Circular CaiShui [2008] No.1 jointly issued by the State Administration of Taxation and Minister of Finance on February 22, 2008 further clarifies that dividends distributed by foreign-invested enterprise to foreign investors out of the profits generated before January 1, 2008 are still exempt from withholding tax even if they are paid after January 1, 2008. Our PRC entities’ undistributed earnings, generated after January 1, 2008, as of December 31, 2010 will be permanently reinvested to the PRC entities. Therefore, no dividend withholding tax was accrued. However, if we are classified as a resident enterprise, our shareholders and ADS holders who are deemed non-resident enterprise may be subject to the new PRC Enterprise Income Tax Law at the rate of 10% upon the dividends paid by us or the gains on the disposition of our shares or ADSs.

Fluctuations in exchange rates may have a material adverse effect on your investment.

Our sales in China are denominated in Renminbi, and our export sales are generally denominated in U.S. dollars and euros. Our costs and capital expenditures are largely denominated in Renminbi and foreign currencies, including U.S. dollars, euros and Japanese yen. Fluctuations in exchange rates could affect our net profit margins and could result in foreign exchange losses and operating losses. For example, we recognized a foreign exchange loss of $1.8 million in 2010. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currencies.

The value of the Renminbi against the U.S. dollar, the euro and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy caused the Renminbi to appreciate approximately 21.5% against the U.S. dollar over the following three years. Since reaching a high against the U.S. dollar in July 2008, the Renminbi traded within a narrow band against the U.S. dollar until June 2010, remaining within 1% of its July 2008 high but never exceeding it. In June 2010, the People’s Bank of China announced that the PRC government would reform the Renminbi exchange rate regime and increase the flexibility of the exchange rate. It is difficult to predict how long the current situation may last and when and how it may change again.

In addition, as we rely entirely on dividends paid to us by our operating subsidiaries in China, any significant depreciation of the Renminbi against the U.S. dollar may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on, our shares. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our shares or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. As a proportion of our revenue is paid to us in euro, fluctuation between the euro and the RMB may also have a material effect on our results of operations.

Restrictions on currency exchange may limit our ability to receive and use our revenues or financing effectively.

A significant portion of our revenues and expenses are denominated in Renminbi. If our revenues denominated in Renminbi increase or expenses denominated in Renminbi decrease in the future, we may need to convert a portion of our revenues into other currencies to meet our foreign currency obligations, including, among others, payment of dividends declared, if any, in respect of our shares or ADSs. Under China’s existing foreign exchange regulations, Zhejiang Yuhui is able to pay dividends in foreign currencies, without prior approval from SAFE, by complying with certain procedural requirements. However, we cannot assure you that the PRC government will not take further measures in the future to restrict access to foreign currencies for current account transactions.

Foreign exchange transactions by Zhejiang Yuhui under capital accounts continue to be subject to significant foreign exchange controls and require the approval of, or registration with, PRC governmental authorities. In particular, if Zhejiang Yuhui borrows foreign currency loans from us or other foreign lenders, these loans must be registered with SAFE, and if we finance it by means of additional capital contributions, these capital contributions must be approved or registered by certain government authorities including SAFE, the Ministry of Commerce or their local counterparts. These limitations could affect the ability of Zhejiang Yuhui to obtain foreign exchange in China, and could affect our business and financial condition.

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

On October 21, 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Notice 75, which became effective as of November 1, 2005. According to Notice 75, prior registration with the local SAFE branch is required for PRC residents to establish or to control an offshore company for the purposes of financing that offshore company with assets or equity interests in an onshore enterprise located in the PRC. An amendment to registration or filing with the local SAFE branch by such PRC resident is also required for the injection of equity interests or assets of an onshore enterprise in the offshore company or overseas funds raised by such offshore company, or any other material change involving a change in the capital of the offshore company. Moreover, Notice 75 applies retroactively. As a result, PRC residents who have established or acquired control of offshore companies that have made onshore investments in the PRC in the past were required to complete the relevant registration procedures with the local SAFE branch by March 31, 2006.

We have urged our shareholders who are PRC residents to make the necessary applications and filings as required under Notice 75 and other related rules. However, as a result of uncertainty concerning the reconciliation of Notice 75 with other approval or registration requirements, it remains unclear how Notice 75, and any future legislation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. To our knowledge, our primary shareholders have not completed the necessary filings as required under Notice 75 and other related rules, particularly that (i) Mr. Xianshou Li and Mr. Yuncai Wu have filed and updated their initial filings in connection with their transfer of shares in our company to their respective holding vehicles and the change in our company’s shareholding structure due to our AIM admission with Jiashan County SAFE Branch, but they have not filed or updated any filing with Zhejiang Province SAFE Branch as required by PRC SAFE regulations; (ii) Mr. Li and Mr. Wu have not updated their filings in connection with our U.S. initial public offering in January 2008 and our follow-on offerings in June 2008 and October 2009; (iii) Mr. Zhengmin Lian and Mr. Xiangjun Dong have inquired with the relevant local branch of SAFE with respect to the filings of the shares that Mr. Li and Mr. Wu hold on trust for them but were advised that such applications could not be accepted as there is a lack of precedents for filing such trust arrangements; and (iv) Mr. Li, Mr. Wu, Mr. Lian and Mr. Dong have not updated their filings with respect to the transfers by Yuncai Holdings Limited and Ruixin Holdings Limited to their respective holding vehicles in 2010. We are in the process of making such filings with the Zhejiang Province SAFE Branch. In addition, we have made filings with the local SAFE branch of Jiashan County in connection with the options we granted to our PRC employees under our 2007 share incentive plan. We attempt to comply, and attempt to ensure that our shareholders who are subject to these rules comply with the relevant requirements. However, we cannot provide any assurances that all of our shareholders who are PRC residents will comply with our request to make or obtain any applicable registrations or comply with other requirements required by Notice 75 or other related rules. The failure or inability of our PRC resident shareholders to make any required registrations or comply with other requirements may subject such shareholders to fines and legal sanctions and may also limit our ability to contribute additional capital into or provide loans to our PRC subsidiary, limit our PRC subsidiary’s ability to pay dividends or otherwise distribute profits to us, or otherwise adversely affect us.

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

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. Such fluctuations have occurred since 2008, and have impacted the trading price of our ADSs. Continued market fluctuations may materially and adversely affect the market price of our ADSs.

Our existing principal shareholders have substantial influence over our company, and their interests may not be aligned with the interests of our other shareholders.

Mr. Xianshou Li, our chief executive officer and director, and Mr. Yuncai Wu, our director, currently hold, directly and indirectly, approximately 13.33% and 5.55% of our outstanding share capital, respectively, and exercise voting control over approximately 21.49% and 10.60% of our outstanding share capital, respectively, as of the date of this annual report. As such, Messrs. Li and Wu have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. For example, holders of a majority of our shares entitled to vote in a duly convened and constituted shareholders’ meeting may pass a shareholders’ resolution to issue preferred shares in one or more series and to fix the powers and rights of these shares, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our existing shares. Preferred shares could thus be issued with terms that would delay or prevent a change in control or make removal of management more difficult. These actions may be taken even if they are opposed by our other shareholders and holders of our ADSs.

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

On March 20, 2009, we established a wholly owned subsidiary, Yuneng Enterprise Consulting (Shanghai) Co., Ltd., to engage primarily in gathering market information on the solar power industry. On April 30, 2010, we established a wholly owned subsidiary, Zhejiang ReneSola Photovoltaic Materials Co., Ltd., to engage primarily in the production and sale of crucibles, steel wires and silicon carbon powder. On August 24, 2010, we established a wholly owned subsidiary, Sichuan Ruiyu Photovoltaic Materials Co., Ltd. On November 22, 2010, we established a wholly owned subsidiary, Sichuan Ruixin Photovoltaic Materials Co., Ltd. On November 23, 2010, we established a wholly owned subsidiary, Sichuan Ruisheng Photovoltaic Materials Co., Ltd. Sichuan Ruiyu, Sichuan Ruixin and Sichuan Ruisheng were established to engage primarily in sales of monocrystalline and multicrystalline wafers and ingots, steel wires, furnaces and other solar related products. Sichuan Ruiyu, Sichuan Ruixin and Sichuan Ruisheng had not commenced business as of the date of this annual report.

In May 2009, as part of our growth strategy, Zhejiang Yuhui acquired a 100% equity interest in JC Solar for a total cash consideration of RMB140.3 million, including tax paid in connection with the transfer of equity interests. JC Solar is a cell and module manufacturer located in Yixing, Jiangsu Province. JC Solar began cell production in October 2008 and module production in November 2005, and had an annual cell production capacity of 120 MW and an annual module production capacity of 135 MW as of December 31, 2009, the year which it was acquired by us. It has obtained certification from TÜV Rheinland for monocrystalline solar modules made of 125 mm by 125 mm and 156 mm by 156 mm solar cell. JC Solar offers monocrystalline modules ranging from 40 W to 300 W and multicrystalline modules ranging from 40 W to 290 W in power output, and exports its products primarily to European markets.

In January 2008, we and certain selling shareholders completed our initial public offering of 10,000,000 ADSs listed on the NYSE. In June 2008, we completed a follow-on public offering of 10,350,000 ADSs sold by us and certain selling shareholders. In 2009, we repurchased RMB713.9 million aggregate principal amount of our RMB928,700,000 U.S. dollar Settled 1.0% Convertible Bonds due March 26, 2012 using a combination of $84.1 million in cash and the issuance of 4,000,000 shares. In October 2009, we completed a follow-on public offering of 15,500,000 ADSs sold by us. As of December 31, 2010, we had a total of 174,596,912 issued shares, including 172,085,678 shares represented by 86,042,839 outstanding ADSs.

As of the date of this annual report, we conduct our business through the following key subsidiaries:

•	Zhejiang Yuhui, our operating company engaged in wafer production in China;

•	ReneSola America, which was incorporated in the State of Delaware, the United States, in November 2006 to facilitate our procurement of silicon raw materials and product sales in North America;

•	ReneSola Singapore Pte Ltd., which was incorporated in Singapore in March 2007 to facilitate our polysilicon procurement and product sales outside of China;

•	Sichuan ReneSola, which was incorporated in Sichuan Province in August 2007 to engage in the production of polysilicon;

•	JC Solar, which was incorporated in Jiangsu Province in November 2005 to engage in the production of solar cells and modules; and

•	Zhejiang ReneSola Photovoltaic Materials Co., Ltd., which was incorporated in Zhejiang Province in April 2010 to engage in the production and sale of crucibles, steel wires and silicon carbon powder.

B. Business Overview

We are a leading global manufacturer of solar wafers and producer of solar power products based in China. Capitalizing on proprietary technologies, economies of scale, low cost production capabilities, technical innovations and know-how, we leverage our in-house polysilicon, solar cell and solar module manufacturing capabilities to provide our customers with high quality, cost competitive solar power products and processing services. We possess a global network of suppliers and customers that includes some of the leading global manufacturers of solar cells and modules. We have also developed a downstream platform to strengthen our relationships with our customers and gain access to the end-user market.

We have rapidly expanded our manufacturing capacity since we began the production of solar wafers. We possess one of the largest solar wafer manufacturing plants in China based on production capacity as of December 31, 2010. As of December 31, 2010, we had an annual wafer manufacturing capacity of approximately 1,300 MW consisting of monocrystalline wafer manufacturing capacity of approximately 400 MW and multicrystalline wafer manufacturing capacity of approximately 900 MW. This represents a significant increase from our annual wafer manufacturing capacity of approximately 825 MW as of December 31, 2009, consisting of monocrystalline wafer manufacturing capacity of 325 MW and multicrystalline wafer manufacturing capacity of 500 MW. Our cell and module manufacturing capacities were 240 MW and 400 MW, respectively, as of December 31, 2010, compared with 120 MW and 135 MW, respectively, as of December 31, 2009.

In July 2009 and February 2010, we commenced trial production at the first and second phases, respectively, of our polysilicon manufacturing facility in Meishan, Sichuan Province. As of December 31, 2010, this polysilicon facility had an annual manufacturing capacity of 3,000 metric tons. Our polysilicon manufacturing facility utilizes a closed-loop modified Siemens process for polysilicon production.

As part of our expansion strategy, we plan to expand our annual wafer manufacturing capacity to approximately 1,900 MW by the end of 2011, consisting of monocrystalline wafer manufacturing capacity of approximately 400 MW and multicrystalline wafer manufacturing capacity of approximately 1,500 MW. We plan to maintain our annual cell manufacturing capacity at 240 MW in 2011 and increase our annual module manufacturing capacity to 600 MW by the end of 2011. We also plan to expand our polysilicon manufacturing capacity to 8,500 metric tons by the end of 2011.

We sell solar wafers primarily to solar cell and module manufacturers globally. In 2010, a significant portion of our wafer sales were made to companies based in Asia, primarily to leading solar cell and module companies in China, Hong Kong and Taiwan. The majority of our module sales in 2010 were made to distributors located in Europe. With our competitive cost structure, we believe we are well positioned to capture market share in the global solar power product market. Through continuous technology and process innovations and improvements in each phase of our production process, we were able to gradually reduce our silicon consumption rate from approximately 6.0 grams per watt in the second half of 2009 to 5.8 grams per watt in the second half of 2010, achieving one of the lowest silicon consumption rates in the industry to our knowledge. In addition, we have continued to focus on implementing various cost reduction programs and reduced our non-silicon wafer processing cost to approximately $0.24 per watt in the fourth quarter of 2010 from $0.33 per watt in the fourth quarter of 2009. We believe our in-house polysilicon production facility in Meishan, Sichuan Province, enhances our ability to better control our raw material costs across our business and operational segments and provides a reliable polysilicon supply.

Except during the global economic downturn from 2008 to 2009, we have grown our shipments rapidly since we began manufacturing solar power products in 2005. In 2008, 2009 and 2010, we shipped 350.1 MW,

526.6 MW and 1,182.8 MW of solar power products, respectively. Our net revenues decreased from $670.4 million in 2008 to $510.4 million in 2009, but increased to $1,205.6 million in 2010. We suffered an operating loss of $48.5 million and a net loss of $54.9 million in 2008, and an operating loss of $90.6 million and a net loss of $71.9 million in 2009. We had operating income of $245.9 million and net income of $169.0 million in 2010.

Our Competitive Strengths

We believe that the following strengths enable us to compete effectively:

Low-Cost Wafer Manufacturing

We believe we are a leading wafer manufacturer with the one of the lowest cost structures in the industry. Since 2005, we have dedicated our resources to developing our core competency in solar wafer manufacturing. Through continuous technology and process innovations and improvements in each phase of our production process, we have gradually reduced our silicon consumption rate to approximately 5.8 grams per watt in the second half of 2010, achieving one of the lowest silicon consumption rates in the industry to our knowledge. We implemented various cost reduction programs in 2010 and reduced our non-silicon wafer processing cost to approximately $0.24 per watt in the fourth quarter of 2010 from $0.33 per watt in the fourth quarter of 2009. We reduced our total wafer cost from $0.78 per watt in the fourth quarter of 2009 to $0.62 per watt in the first quarter of 2010. We expect our total wafer cost to be approximately $0.59 per watt in the first quarter of 2011 and approximately $0.50 per watt at the end of 2011. We also believe that our prudent control over raw material procurement has led to steady polysilicon input prices that have provided protection against rising polysilicon spot prices. With our competitive cost structure, we believe we are well-positioned to capture the expected growth in demand for solar wafers in the coming years.

Our cost advantages are primarily attributable to:

•

reduction of our capital expenditures from our equipment improvements, including customization of equipment based on our specifications, purchases of domestic equipment and components and optimization of equipment mix to improve operating efficiency. Our capital expenditure per watt of wafer capacity was $0.42 and $0.26 for 2009 and 2010, respectively. We expect capital expenditure to reduce to $0.20 per watt by the end of 2011;

•

improvement in our procurement strategy, including optimizing supply chain management through economies of scale, in-house production of certain key consumables, diversification of supplier base and in-house recycling of slurry and silicon by-products; and

•

our in-house production of polysilicon through our facility in Meishan, Sichuan Province, allowing us to better control our raw material costs across our business and operational segments and ensures a reliable polysilicon supply. Our polysilicon manufacturing facility utilizes a world-class advanced Siemens process for polysilicon production and is equipped with high-end equipment to achieve a fully closed-loop system that can recycle and convert certain waste into products through TCS that can be reused in the production process.

Large-Scale Manufacturing

We are one of the largest wafer manufacturers in the world and maintain a large-scale wafer manufacturing facility in Jiashan, China. As of December 31, 2010, equipped with 306 monocrystalline furnaces and 144 multicrystalline furnaces, we had an annual wafer manufacturing capacity of approximately 1,300 MW, compared to 645 MW and 825 MW as of December 31, 2008 and 2009, respectively. We believe our scale allows us to win stable, long-term contracts with major players in the industry, invest substantially in research and development and focus on operating efficiency, including leveraging on existing selling and marketing investment and overhead infrastructure.

We have developed manufacturing capabilities ranging from polysilicon production to solar cell and module manufacturing. As of December 31, 2010, we had annual cell and module manufacturing capacities of 240 MW and 400 MW, respectively, compared with cell and module manufacturing capacities of 120 MW and 135 MW, respectively as of December 31, 2009. In July 2009 and February 2010, we commenced trial production at the first and second phases of our polysilicon manufacturing facility in Meishan, Sichuan Province. As of December 31, 2010, this polysilicon facility had an annual manufacturing capacity of 3,000 metric tons. Our polysilicon manufacturing facility utilizes an advanced closed-loop modified Siemens process for polysilicon production.

Strong Technology Development Capabilities

We believe that, with 105 experienced researchers and engineers as of December 31, 2010, we have one of the strongest research and development teams among solar power product manufacturers in China. As of February 28, 2011, we had 11 patents and 36 pending patent applications in China relating to our manufacturing technologies. We believe that our proprietary technologies, processes and know-how enable us to manufacture solar power products more cost-effectively than many of our competitors. Our proprietary technologies include methods for producing ingots and wafers, including a special chemical-doping formula for wafers to produce high-efficiency, low-degradation PV cells, a new casting process for multicrystalline solar wafers to increase PV cell conversion efficiency, and monocrystalline growth technology using high-intensity magnetic fields to reduce oxygen content in solar wafers for high-efficiency and low-degradation. Other notable improvements include our increase in the utilization of recycled slurry, our trial use of diamond wire saws for squaring, our use of unique bi-directional cutting technology to reduce steel wire consumption and our lengthening the life of consumables. In January 2011, we announced the development of Virtus Wafers, new multicrystalline wafers with improved solar cell conversion efficiency. Virtus Wafers, which we plan to commercially launch in the first half of 2011, can achieve an average cell conversion efficiency rate of 17.5%, more than 1% higher than the industry-standard cell conversion efficiency rate for cells using multicrystalline wafers. These and other innovations enable us to increase the yield of our ingots, reduce our electricity costs and enhance the utilization rate of our furnaces and consumables, such as crucibles. In addition, we have also collaborated with top PRC universities such as Zhejiang University to develop new solar power product production processes and utilities applications. Through continuous technological innovation and initiatives and improvements in manufacturing efficiency, we are able to produce high-quality solar wafers with reduced silicon consummate rates. As of December 31, 2010, we were able to achieve conversion efficiency rates of 17.4% for monocrystalline cells and 16.0% for multicrystalline cells manufactured using our solar wafers.

Global Network of Customers and Suppliers

We have established long-term relationships with several key players in the solar power industry. Our current customers include leading global manufacturers of PV cells and PV modules. We have expanded our customer base beyond China (including Hong Kong) and in 2010, we sold approximately 61.6% of our products overseas in markets such as Germany, Italy, Spain, Taiwan and the United States. We believe that our reputation for quality and reliability in solar wafer production and our added capabilities in PV cell and PV module production will enable us to gain market share and capture new growth opportunities in the solar power industry. We have a two-year backlog of wafer contracts covering 1,300 MW and 1,564 MW for delivery in 2011 and 2012, respectively, of which prices for contracts covering 785 MW and 861 MW for delivery in 2011 and 2012, respectively, are fixed.

Our core manufacturing business is complemented by processing arrangements, which reduce our exposure to volatilities in market demand. Under these arrangements, our customers provide polysilicon and other raw materials to us for processing into wafers and modules. We expect to expand our module customer base to include our wafer customers who are in need of module products manufactured from our wafer products on a processing services basis. These processing service contracts allow flexibility and allow us to enter into sizable, long-term arrangements with customers, strengthen our relationships with existing wafer customers and reduce our market risk.

We believe our international network of polysilicon suppliers and our internal polysilicon production capabilities provide our business with a stable source of raw materials. For the year ended December 31, 2010, polysilicon accounted for 55.5% of our wafer production costs, and polysilicon procured from short-term and long-term agreements, the spot market and internal production each comprised about one-third of our total polysilicon supply. We believe our polysilicon manufacturing facility in Meishan, Sichuan Province provides us with stable supplies of polysilicon from in-house production in a cost-effective manner, which complements our existing long-term and short-term polysilicon purchase agreements with major global polysilicon suppliers.

Experienced Management Team

We have an experienced management team with a vision for strategic planning and a successful track record of execution. Mr. Xianshou Li, our chief executive officer and founder, has over 10 years of experience in the solar power industry in China. Our management team also includes managers with complementary skill sets, long-term experience in the solar industry and international perspectives. Mr. Charles Bai, our chief strategy officer and former chief financial officer, has over 17 years of experience with investment banks and multinational companies. Ms. Julia Xu, our chief financial officer, has over 14 years of experience working in the finance industry. Dr. Panjian Li, our senior vice-president, president of JC Solar and chief executive officer of ReneSola America, spent two years as a postdoctoral fellow at the University of Pennsylvania and has over ten years of experience working overseas in the field of material science. Our management team’s strong industry expertise and execution capabilities have enabled us to significantly ramp up our production across the solar value chain within a short time, improve our overall manufacturing efforts and cultivate strong relationships with our international customers and suppliers.

Our Strategies

Our objective is to become a leader in the global solar power industry by pursuing the following strategies:

Continue to Pursue Cost Reduction

We believe that our competitive cost structure has been a key factor in attracting new customers. As the market for solar power products is expected to expand and become more competitive over the next several years, we intend to continue our efforts in driving down costs without sacrificing product quality in an effort to maintain our competitiveness.

Our cost reduction efforts in the core wafer manufacturing operations will be focused on equipment and procurement strategy improvements and in-house production of key consumables of non-silicon consumables. Historically, we have purchased all of our multicrystalline furnaces from foreign equipment suppliers but have recently collaborated with a domestic equipment maker in China to develop customized multicrystalline furnaces. These furnaces will be manufactured by domestic equipment company, require substantially less capital expenditures than imported furnaces and are more energy efficient. In addition to equipment enhancements, we aim to maximize production efficiency by optimizing automated and manual operations in our manufacturing processes to leverage both our low-cost skilled workforce and our engineering and technical resources. We also expect to benefit from increasing economies of scale as we ramp up our production capacity. Through these cost reduction initiatives, we expect our wafer processing cost to decrease from $0.24 per watt in 2010 to approximately $0.18 per watt in 2011.

In addition to the cost reductions expected in our core wafer manufacturing operations, we expect to further lower our costs through synergies achieved with the expansion of our in-house polysilicon production. Our polysilicon production facility in Meishan, Sichuan Province commenced operations in 2009 and achieved production costs of $55 per kilogram as of December 31, 2010, with a production cost target of $35 per kilogram by the end of 2011. We aim to satisfy approximately two-thirds of our polysilicon requirements from internal in-house production by 2013.

Maintain Our Leadership in Wafer Manufacturing Through Expansion

In order to maintain our scale and cost leadership in wafer manufacturing and meet current and anticipated demand for our products, we intend to expand our manufacturing capacity significantly through a combination of adding equipment and improving our manufacturing processes. We plan to expand our annual wafer manufacturing capacity to approximately 1,900 MW by 2011. In the next few years, we also intend to increase our cell and module capacities and raise our overall production yields to deliver higher-efficiency products at competitive prices. In 2011, we plan to maintain our annual cell manufacturing capacity at 240 MW and increase our annual module manufacturing capacity to 600 MW. We also plan to expand our polysilicon manufacturing capacity to 8,500 metric tons by the end of 2011.

Continue to Pursue Technological Innovation

We plan to continue to devote substantial resources to research and development in order to further improve our manufacturing processes, reduce manufacturing costs and increase product performance.

We plan to focus our research and development in the following areas:

•

Polysilicon production. We are seeking to fine-tune the closed-loop modified Siemens process system at our Meishan polysilicon manufacturing facility to reduce production costs, and are building new production capabilities with lower capital expenditure spending. We plan to reduce production costs by shortening the overall processing time, modifying the TCS production process, improving the recycling cycle’s conversion ratio of converting by-products into TCS and exploring the use of domestic components.

•

Solar wafer manufacturing. We will continue to improve our wafer manufacturing process by, among others, speeding up the ingot-pulling speed, optimizing our manufacturing equipment and process routine, upgrading from manual programs to semi-automatic or automatic programs, increasing the purity of the ingots we produce, slicing thinner wafers, reducing wafer breakage rates, and enhancing the processes to reduce quality control cost. We plan to increase our utilization of bilateral cutting technology to improve the efficiency of our wafer slicing in 2011. We also plan to expand our in house slurry recycling program to reduce the amount of slurry we need to procure from third parties.

•

Solar cell manufacturing. We will continue to develop technologies to manufacture high-conversion efficiency solar cells with improved performance. As of December 31, 2010, we were able to achieve conversion efficiency rates of 17.4% for monocrystalline cells and 16.0% for multicrystalline cells manufactured using our solar wafers.

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

We believe that we have one of the strongest research and development teams among solar power manufacturers in China. We believe that our proprietary technologies, processes and know-how enable us to manufacture solar power products on a more cost-effective basis than many of our competitors.

Continue to Attract Leading Global Solar Customers

Our success depends in large part on our ability to attract and retain leading global customers. Historically we have done so by providing superior products and services while leveraging our competitive cost structure and manufacturing expertise. Going forward, we intend to both strengthen our existing customer relationships and cultivate new relationships through a similar strategy.

While our core wafer customer base continues to be solar power cell and module manufacturers located in China and Taiwan, with the addition of our downstream capabilities and our expansion into processing services, we have expanded our sales in markets such as Germany, Italy, Spain and the United States. Furthermore, our expanded business segments have allowed us to diversify our customer base to include solar power products manufacturers, distributors and power plant developers. In 2011, we expect increased demand from new markets in Europe and North America and believe that our product portfolio, technology leadership and superior customer service will allow us to effectively compete in these new markets. Our expansion into the module business will enable us to offer a broader range of products and services to leading branded module players. The commercial launch of our Virtus Wafer and our new wafer products currently in development, such as gallium doped wafers which are expected to reduce the rate of degradation and N type wafers which will improve the efficiency and consequentially reduce polysilicon and consumption rate, will attract leading customers to our products. Finally, our team of dedicated technical specialists will continue to work collaboratively with our sales team to provide customer support and after-sale services. Such services are unique in the industry and are an important factor in our ability to maintain long-standing customer relationships. We believe the collective efforts to enhance and expand our product and service offerings will allow us to maintain and attract leading global customers to our products and services.

Industry Background

Increasing environmental awareness and energy security concerns have resulted in governmental policies and regulations in many countries designed to accelerate the development and adoption of solar power and other renewable energy sources. International environmental protection initiatives, such as the Kyoto Protocol for the reduction of overall carbon dioxide and other gas emissions, have also created momentum for government incentives encouraging solar power and other renewable energy sources. We believe that the near-term growth of the market for on-grid applications continue to depend on the availability and size of government subsidies and economic incentives. Reductions or eliminations of subsidies and economic incentives may adversely affect the growth of this market or result in increased price competition.

When upfront system costs are factored into the cost of electricity generation, the cost of solar power substantially exceeds the cost of power generated from conventional means in many markets. As a result, national and local governmental bodies in many countries, most notably in Germany, Spain, Italy, the United States and Japan have provided government subsidies and economic incentives in the form of feed-in tariffs, rebates, tax credits and other incentives to end-users, distributors, system integrators and manufacturers of solar power products to promote the use of solar energy and to reduce dependence on other forms of energy.

However, as the solar power industry continues to develop, these government subsidies and economic incentives could potentially be reduced or eliminated altogether. For instance, in 2009 and 2010, Germany’s government reduced the country’s solar energy feed-in tariffs. Germany’s government announced in the beginning of 2011 that it expects to further trim solar power subsidies by up to 15% in 2011 as demand for solar power panels continue to thrive in the country. The reduction in government incentives to users of solar power products in Germany may materially and adversely impact the German solar market if such measures are not implemented prudently, which may in turn materially and adversely affect our direct or indirect sales into Germany. In 2010, Italy’s government also announced annual reductions to feed-in tariffs beginning in 2011 in an effort to impede overheating of its solar market. In Spain, since 2009, continued reductions in the feed-in tariff as a result of the government’s spending cut backs have resulted in a weakened solar market.

In the last few years, the Chinese government announced a series of plans and subsidies intended to support the development of the Chinese solar power industry, including open bidding for solar power plant licenses, the Solar Rooftop Plan and the Golden Sun Demonstration Projects. These measures were aimed at developing large-scale solar power plants in rural and remote areas and urban rooftop solar power systems. For instance, in March 2009, the Chinese government announced new rules to offer financial subsidies to assist the construction of PV module applications integrated into buildings in urban and remote areas and establishes and promotes technical standards and key universal technologies relating to the application of PV module products integrated into buildings. To be eligible to receive the subsidies, the installed capacity of a PV module project must be more than 50 KW and the conversion efficiency of monocrystalline products must be higher than 16%. Priority is to be given to PV modules integrated into buildings, projects connected to the power grid and projects for public buildings.

In July 2009, the Chinese government announced a new program of incentives for the development of 500 MW of large-scale PV projects throughout the country over two to three years. Under this program, on-grid PV projects of at least 300 KW will be eligible for subsidies of 50%. Projects in remote areas with no access to the electricity grid will be eligible for subsidies of 70%.

In 2010, the Chinese government also enacted a revised Renewable Energy Law giving clearer guidance to address issues in the existing legislation and affirming the role of the government in organization and planning, as well as switching the purchasing system for renewable energy from a mandatory system to a guaranteed purchase scheme. These guaranteed purchase principles make electricity distributors more willing to purchase renewable energy by more clearly defining the relationship between electricity distributors and power generation businesses in terms of rights and responsibilities. The law also gives guarantees regarding the launch of future on-grid pricing systems or feed-in tariffs for renewable energy. In 2010, newly installed capacity for solar power systems in China reached 400 MW, according to the European Photovoltaic Industry Association. As China’s 12th Five Year Plan specified renewable energy sources as focal points for development, the Chinese on-grid solar market is expected to continue growing in importance.

Our Products and Services

We offer monocrystalline and multicrystalline wafers of various sizes and thicknesses. In wafer manufacturing, we are capable of slicing wafers with a thickness less than 180 microns on a large scale. We also offer wafer processing services to certain customers.

In addition, we also offer monocrystalline and multicrystalline solar cells and modules. A solar cell is a device made from a silicon wafer that converts sunlight into electricity by a process known as the photovoltaic effect. Solar modules are arrays of interconnected solar cells encased in a weatherproof frame. We currently produce standard solar monocrystalline modules ranging from 40 W to 300 W and multicrystalline modules ranging from 40 W to 290 W in power output, built to general specifications for use in a wide range of residential, commercial, industrial and other solar power generation systems. We also offer cell and module processing services to certain customers.

We also offer our customers after-sales support services such as monthly performance checks on our products. Our research and development, technical management and quality control teams work closely with our customers’ counterparties to address our customers’ requirements.

Manufacturing

We manufacture solar wafers, and also offer cells and modules as a manufacturing service. In addition, we also manufacture solar-grade polysilicon.

Manufacturing Capacity

We have rapidly expanded our manufacturing capacity since we began our production of solar wafers. We operate one of the largest solar wafer manufacturing plants in China based on production capacity. As of December 31, 2010, we had an annual wafer manufacturing capacity of approximately 1,300 MW. This represents a significant increase from our annual wafer manufacturing capacity of approximately 645 MW and

825 MW as of December 31, 2008 and 2009, respectively. We plan to expand our annual wafer manufacturing capacity to approximately 1,900 MW by the end of 2011.

We have sold solar modules since our acquisition of JC Solar in June 2009. As of December 31, 2010, we had cell and module manufacturing capacity of 240 MW and 400 MW, respectively, compared with cell and module manufacturing capacity of 120 MW and 135 MW, respectively, as of December 31, 2009. In 2011, we plan to maintain our annual cell manufacturing capacity at 240 MW, but increase our annual module manufacturing capacity to 600 MW by the end of 2011.

We had an annual polysilicon manufacturing capacity of 3,000 metric tons as of December 31, 2010. Our polysilicon manufacturing facility in Meishan, Sichuan Province, commenced trial production of its first phase in July 2009 and second phase in February 2010 and produced an aggregate of 1,140 metric tons of polysilicon in 2010. We plan to increase our annual polysilicon manufacturing capacity to 8,500 metric tons by the end of 2011. As a result of our polysilicon manufacturing facility, we believe we have a stable cost-effective supply of polysilicon from in-house production, which complements our existing long-term and short-term polysilicon purchase agreements.

The following table sets forth the manufacturing capacities of our facilities.

Manufacturing Facilities	Annual Manufacturing Capacity as of December 31, 2008	Annual Manufacturing Capacity as of December 31, 2009	Annual Manufacturing Capacity as of December 31, 2010(1)	Expected Annual Manufacturing Capacity as of December 31, 2011(1)
Wafer	645 MW	825 MW	1,300 MW	1,900 MW
—Monocrystalline Ingots and Wafers	325 MW	325 MW	400 MW	400 MW
—Multicrystalline Ingots and Wafers	320 MW	500 MW	900 MW	1,500 MW
Cell	25 MW	120 MW	240 MW	240 MW
Module	50 MW	135 MW	400 MW	600 MW
Polysilicon	—	1,500 metric tons	3,000 metric tons	8,500 metric tons

(1)	Calculated based on the adjusted methodology effective January 1, 2010, which is based on an efficiency rate of 17.4% for monocrystalline wafers and 16.0% for multicrystalline wafers.

We may not achieve our 2011 expansion plan. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our dependence on a limited number of third-party suppliers for key manufacturing equipment and spare parts could prevent us from the timely fulfillment of customer orders and successful execution of our expansion plan.”

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

Historically we have purchased all of our multicrystalline furnaces from foreign equipment suppliers. We have been collaborating with a domestic equipment maker in China to develop customized multicrystalline furnaces. Our new multicrystalline furnaces require substantially less capital expenditures than those imported and offer improved production efficiency and lower electricity consumption.

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

Wafer Slicing

To produce multicrystalline wafers, multicrystalline ingots are first cut into pre-determined sizes. After a testing process, the multicrystalline ingots are cropped and the usable parts of the ingots are sliced into wafers by wire saws using high-precision cutting techniques. After a cleaning and drying process, the wafers are inspected, packed and shipped.

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

Cell Production

The feedstock of solar cell manufacturing is solar wafers, which are used as the base substrate. The process starts with cleaning and texturing the surface of a wafer, followed by a diffusion process in which an emitter is formed. The front and back sides of the wafer are isolated using the plasma etching technique, and the oxide formed during the diffusion process is removed to form an electrical field. An anti-reflective coating is then applied to the surface of the cell using plasma enhanced chemical vapors to enhance the absorption of sunlight. The front and back sides of the cell are screen printed with metallic inks and the cell then undergoes a fire treatment in order to preserve its mechanical and electrical properties. The cell is then tested and classified in accordance with its parameters.

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

Manufacturing of polysilicon starts with the manufacturing of TCS from metallurgical grade, or MG-Si, silicon, and liquid chlorine. TCS manufacturing consists of hydrogen chloride and TCS synthesis. During the hydrogen chloride synthesis step, liquid chlorine from a chlorine tank is vaporized to chlorine gas and sent to the hydrogen chloride synthesis furnace, where it reacts with hydrogen to generate hydrogen chloride. The next step is TCS synthesis in which MG-Si powder is delivered to a TCS furnace and reacted with hydrogen chloride gas. Raw TCS is purified through distillation to produce high purity TCS feedstock. The unused hydrogen chloride and silicon tetrachloride, a by-product, are also separated from TCS through distillation and condensation and are recycled to produce TCS through hydrogenation. The purified TCS from the distillation process is then vaporized, mixed with hydrogen gas, and then into the deposition reactor. The mixed gas passes over heated silicon slim rods inside the deposition reactor. In the reactor, high purity silicon is deposited on the rod’s surface. The constant feeding of TCS and hydrogen gas allows for continuous silicon deposition until it reaches a designed diameter, and produces polysilicon.

Raw Materials

The key raw material for our wafer production is polysilicon. Currently, we use polysilicon as primary feedstock to produce solar wafers. For the year ended December 31, 2010, polysilicon accounted for 55.5% of our wafer production cost. We procure our raw materials from diversified sources. In 2010, purchases from international suppliers accounted for 90.3% of our total polysilicon purchases. Other raw materials include crucibles, slurry, wires, glass and ethyl vinyl acetate, or EVA, film, which we procure primarily from domestic and international suppliers.

Our top suppliers of polysilicon include Wacker Chemie AG and OCI Company Ltd. Our top five suppliers of polysilicon, excluding those for processing services, collectively accounted for 62.0% of our total polysilicon purchases in 2010. In 2010, we entered into long-term polysilicon purchasing agreements with two major global polysilicon suppliers under a fixed-volume, fixed-pricing arrangement for an aggregate supply of 8,700 metric tons of polysilicon with deliveries from 2011 to 2015. Each of our top two suppliers of polysilicon, excluding those for processing services, accounted for more than 10% of our total polysilicon purchases in 2010.

We complement our existing long-term and short-term polysilicon purchase agreements with our polysilicon manufacturing facility in Meishan, Sichuan Province. To provide a stable, cost-effective supply of polysilicon, we aim to increase our annual polysilicon manufacturing capacity from 3,000 metric tons at the end of 2010 to 8,500 metric tons by the end of 2011 and 13,500 metric tons by the end of 2012. We aim to satisfy approximately two-thirds of our polysilicon requirements from in-house production by 2013.

Sales and Customers

Wafer Sales

We derived 60.9%, 61.9% and 63.1% of our wafer sales from customers in China (including Hong Kong) in 2008, 2009 and 2010, respectively. In 2008 and 2009, our top five wafer customers collectively accounted for approximately 64.8% and 43.7%, respectively, of our total net revenues. In 2010, our top five wafer customers accounted for approximately 48.5% of our wafer sales and 27.6% of our net revenues, and our largest customer accounted for approximately 21.8% of our wafer sales and 12.4% of our net revenues. We currently have over 20 long-term wafer contracts for periods of one to five years and total contracted shipments of 1,300 MW for 2011, which represent all of our expected wafer shipments for 2011.

A substantial portion of our wafer sales, particularly our sales to major customers, are made under multi-year sales contracts. Multi-year sales contracts typically provide for the sales volume and price of our solar wafers for each year during the contract term. However, the pricing terms are either fixed or subject to reset in situations where the market benchmark price for solar wafers changes more than a certain percentage from the contracted price. In addition, we have entered into one-year sales contracts with some of our customers, which provide for an agreed sales volume at a fixed price, and multi-year framework contracts, which provide for variable pricing and volume terms. Some of our customers also make their purchases by purchase orders.

For example, in June 2008, we entered into an agreement with a global solar power company for the supply of approximately 1.5 GW of wafers over an eight-and-half-year period beginning in July 2008. In June 2010, we entered into an agreement with a leading solar cell manufacturer to provide approximately 293 MW of multicrystalline wafers from July 2010 to December 2013 and approximately 141 MW of monocrystalline wafers from October 2010 to December 2013.

We have also entered into wafer processing arrangements with certain customers, under which we process their silicon raw materials into ingots or wafers for a processing fee. The payments we make for the feedstock and the payments our customers make for the solar wafers are generally settled separately, which is in line with market practice. In 2009, we entered into a wafer processing arrangement with an international module manufacturer. Under the terms of the contract, we supplied this module manufacturer with 120 MW of monocrystalline and multicrystalline solar wafers in 2009 and this module manufacturer supplied certain amounts of polysilicon to us. Additionally, in 2010, we entered into three processing arrangements with three international solar power product companies. Under the terms of these agreements, we will obtain polysilicon from these customers and sell solar wafers to them in return over periods of approximately two years, four years and five years, respectively. We have supplied 143.1 MW of solar wafers as of February 28, 2011 and expect to supply 337.2 MW of solar wafers for the remainder of 2011 under our wafer processing arrangements.

Module Sales

We sell our modules primarily to distributors and power plant developers. Our focus on which type of clients depends largely on the demand in the specific markets. A small number of customers have accounted for a majority of our net sales. In 2010, our top five module customers accounted for 44.0% of our module sales and 19.0% of our total net revenues, and our largest module customer accounted for approximately 11.5% of our module sales and 5.0% of our total net revenues.

We sell our modules through spot orders, short-term contracts with terms of less than one year and framework agreements with term of generally one year. The prices for spot orders is based on the then market prices and trends. The prices for our framework agreements and most of our short-term contracts are generally determined on a quarterly basis with fixed quantities.

We also enter into processing arrangements under which customers provide polysilicon and other raw materials to us for processing into modules. In the first quarter of 2010, we entered into three module processing contracts to provide an aggregate of 700 MW of solar modules to three major global solar companies over a period of approximately two quarters, three quarters and three years, respectively.

A substantial portion of our sales contracts and processing arrangements require our customers to make a prepayment set at a certain percentage of the total contract value to secure future delivery of our products. Many of these contracts require customers to provide bank guarantees or irrevocable letters of credit to support their purchase commitment in absence of prepayment.

For information geographical distribution of our products, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Overview of Financial Results—Net Revenues.”

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

As of December 31, 2010, we had a dedicated team of 465 employees overseeing our quality control processes, and they work collaboratively with our sales team to provide customer support and after-sale services. We emphasize gathering customer feedback for our products and addressing customer concerns in a timely manner.

Competition

The solar market is highly competitive and continually evolving. We expect to face increased competition, which may result in price reductions, reduced margins or loss of market share. We believe that the key competitive factors in the market for solar wafers include:

•	product quality;

•	price and cost competitiveness;

•	manufacturing technologies and efficiency;

•	strength of customer relationships;

•	economies of scale; and

•	reputation.

Our competitors include specialized solar wafer manufacturers such as LDK Solar Co., Ltd., Jiangsu Shunda PV-Tech Co., Ltd., Green Energy Technology Inc., Sino-American Silicon Products Inc., Glory Silicon Technologies Co., Ltd., Giga Solar Materials Corp., Comtec Solar Systems Group Limited and M. SETEK Co., Ltd. Our competitors also include solar wafer manufacturing divisions of integrated solar power product manufacturers, such as SolarWorld AG. In addition, some polysilicon suppliers, such as Renewable Energy Corporation and GCL-Poly Energy Holdings Limited, have decided to develop downstream by acquiring ingot and wafer producing capacities. Many of our competitors have a longer operating history, stronger market position, greater resources, better name recognition and better access to polysilicon than we do. Many of our competitors also have more established distribution networks and larger customer bases. In addition, many of our competitors are developing and are currently producing products based on alternative solar power technologies, such as thin-film technologies, that may reduce solar power products’ dependence on solar wafers.

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

Environmental Matters

We believe we are in compliance with present environmental protection requirements in all material respects and have all material environmental permits necessary to conduct our business. Our manufacturing processes generate noise, waste water, gaseous wastes and other industrial wastes. We have installed various types of anti-pollution equipment at our premises to reduce, treat, and, where feasible, recycle the wastes generated in our manufacturing processes. We outsource the treatment of some of our wastes to third-party contractors. Our operations are subject to regulation and periodic monitoring by local environmental protection authorities.

Our polysilicon manufacturing facility in Meishan, Sichuan Province is equipped with highly advanced technology and high-end equipment to achieve a fully closed-loop system which can recycle and convert certain waste into products through TCS that can be reused in the production process.

Insurance

We maintain property insurance policies with insurance companies covering our equipment, facilities, buildings and building improvements. These insurance policies cover losses due to fire, explosion, flood and a wide range of other natural disasters. Insurance coverage for our properties and inventory in China amounted to approximately RMB7.4 billion ($1.1 billion) as of December 31, 2010. We maintain product liability insurance of approximately RMB2.6 billion ($0.4 billion) and business interruption insurance. We consider our insurance coverage to be in line with other manufacturing companies of similar size in China.

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

The law also sets out the national policy to encourage the installation and use of solar energy water-heating systems, solar energy heating and cooling systems, solar photovoltaic systems and other solar energy utilization systems. It also provides the general principles regarding financial incentives for the development of renewable energy projects. The projects, as listed in the renewable energy industry development guidance catalogue, may obtain preferential loans from financial institutions and can enjoy tax preferences. The State Council is authorized to stipulate the specific tax preferential treatments. However, so far, no rule has been issued by the State Council pertaining to this matter. In January 2006, the PRC National Development and Reform Commission promulgated two implementation directives under the Renewable Energy Law. These directives set out specific measures in setting prices for electricity generated by solar and other renewable power generation systems and in sharing additional expenses incurred. The directives further allocate the administrative and supervisory authorities among different government agencies at the national and provincial levels and stipulate the responsibilities of electricity grid companies and power generation companies with respect to the implementation of the Renewable Energy Law.

The PRC Ministry of Construction also issued a directive in June 2005, which seeks to expand the use of solar energy in residential and commercial buildings and encourages the increased application of solar energy in different townships. In addition, the State Council promulgated a directive in July 2005, which sets out specific measures to conserve energy resources.

In March 2009, the PRC Ministry of Finance issued the Provisional Rules to the Administrative Regulations on Subsidy Capital for Application of Solar Photovoltaic Technology in Housing Construction, which are formulated to implement the Renewable Energy Law, realize the State Council’s strategic plan on energy conservation and emission reduction, and promote the solar photovoltaic technology application in housing construction. The provisional rules set out the subsidy standard to be RMB20 per watt in 2009 and will be adjusted annually with the development of the industry. Certain criteria, which mainly relate to the minimum scale of the project, minimum conversion rate of the solar power products, and certain industries with preferential granting of the subsidy, shall be met in order to apply for the subsidy.

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

On December 31, 2010, the MIIT, the PRC National Development and Reform Commission and the PRC Ministry of Environmental Protection jointly promulgated Circular 137, aimed at establishing access standards to regulate and direct the development of the polysilicon industry and avoid production surplus and industry oversaturation. Circular 137 sets forth a series of requirements and standards for a polysilicon project covering aspects including construction and layout, production scale and technical equipment, resource recycling and energy consumption, environmental protection and product quality and safety. Companies are required to submit application documents for current operating polysilicon projects to the MIIT through local MIIT authorities. The MIIT will, together with other relevant authorities, review and examine the application documents. A project failing to meet relevant standards may be required to stop polysilicon production. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We face uncertainty with respect to new regulatory standards in the PRC polysilicon industry”.

Environmental and Safety Regulations

We are subject to a variety of governmental regulations related to environmental protection. The major environmental regulations applicable to us include the Environmental Protection Law of PRC, the Law of PRC on the Prevention and Control of Water Pollution, Implementation Rules of the Law of PRC on the Prevention and Control of Water Pollution, the Law of PRC on the Prevention and Control of Air Pollution, the Law of PRC on the Prevention and Control of Solid Waste Pollution, and the Law of PRC on the Prevention and Control of Noise Pollution. In addition, we are also subject to laws and regulations governing work safety and occupational disease prevention.

We believe we are in compliance with present environmental protection requirements in all material respects and have all material environmental permits necessary to conduct our business. Our operations are subject to regulation and periodic monitoring by local environmental protection and work safety authorities.

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

Regulation of Foreign Currency Exchange and Dividend Distribution

Foreign Currency Exchange. The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations (1996), as amended, and the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996). Under these regulations, Renminbi are freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for most capital account items, such as direct investment, loan, repatriation of investment and investment in securities outside of China without the prior approval of SAFE or its local counterparts. In addition, any loans to our operating subsidiaries in China, which are foreign-invested enterprises, cannot, in the aggregate, exceed the difference between their respective approved total investment amount and their respective approved registered capital amount. Furthermore, any foreign loan must be registered with SAFE or its local counterparts for the loan to be effective. Any increase in the amount of the total investment and registered capital must be approved by the PRC Ministry of Commerce or its local counterpart. We may not be able to obtain these government approvals or registrations on a timely basis, if at all, which could result in a delay in the process of making these loans.

Pursuant to the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), foreign-invested enterprises in China may purchase or remit foreign exchange, subject to a cap pre-approved by SAFE, for settlement of current account transactions without the approval of SAFE. Foreign exchange transactions under the capital account are still subject to limitations and require approvals from, or registration with, SAFE and other relevant PRC governmental authorities.

Dividend Distribution. The principal regulations governing the distribution of dividends by foreign-invested entities include the Foreign Investment Enterprise Law (1986), as amended, and the Administrative Rules under the Foreign Investment Enterprise Law (1990), as amended.

Under these regulations, foreign-invested enterprises in China may pay dividends only out of their retained profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, foreign-invested enterprises in China are required to allocate at least 10% of their respective retained profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends. Regulation of Certain Onshore and Offshore Transactions. On October 21, 2005, SAFE issued Notice 75, which became effective as of November 1, 2005. According to Notice 75, prior registration with the local SAFE branch is required for PRC residents to establish or to control an offshore company for the purposes of financing that offshore company with assets or equity interests in an onshore enterprise located in the PRC. An amendment to registration or filing with the local SAFE branch by such PRC resident is also required for the injection of equity interests or assets of an onshore enterprise in the offshore company or overseas funds raised by such offshore company, or any other material change involving a change in the capital of the offshore company.

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

PRC residents who have established or acquired control of our company are required to register with SAFE in connection with their investments in us.

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

•

ReneSola America, which was incorporated in the State of Delaware, the United States in November 2006 to facilitate our procurement of silicon raw materials in North America. Since 2010, there has been no operational activities at this subsidiary.

•	ReneSola Singapore Pte Ltd., which was incorporated in Singapore in March 2007 as an offshore vehicle to procure polysilicon in international markets;

•	Sichuan ReneSola, which was incorporated in Sichuan Province in August 2007 to engage in the production of raw materials;

•	JC Solar, which was incorporated in Jiangsu Province in November 2005 to engage in the production of solar cells and modules; and

•	Zhejiang ReneSola Photovoltaic Materials Co., Ltd., which was incorporated in Zhejiang Province in April 2010 to engage in the production and sale of crucibles, steel wires and silicon carbon powder.

The following diagram illustrates our current corporate structure:

D. Property, Plants and Equipment

We conduct our research, development and manufacturing of solar wafers at our facilities in Jiashan, Zhejiang Province, where we occupy a site area of approximately 413,010 square meters as of December 31, 2010. On this site, there are completed manufacturing facilities and office premises occupying an area of approximately 199,357 square meters. We conduct our research, development and manufacturing of polysilicon at our facilities in Meishan, Sichuan Province, where we occupied a site area of approximately 831,386 square meters as of December 31, 2010. Our cell and module manufacturing facilities are located at Yixing, Jiangsu Province, where we had a site area of 66,833 square meters as of December 31, 2010. Except as noted otherwise, we own the facilities completed and under construction and own the right to use the relevant land for the durations described below (including capacities and major equipment):

Products	Facility No.	Construction Area (square meters)	Duration of Land Use Right	Annual Manufacturing Capacities as of December 31,			Expected Annual Manufacturing Capacities as of December 31,	Major Equipment
				2008	2009	2010	2011
Monocrystalline ingots and wafers	1	42,000	January 2007 to November 2053 (a plot of 22,000 square meters); May 2006 to November 2053 (a plot of 18,000 square meters); and October 2006 to October 2056 (a plot of 23,000 square meters)	325 MW	325 MW	400 MW	400 MW	Monocrystalline furnaces, NTC wire saws
	3	46,000	July 2007 to July 2057
Multicrystalline ingots and wafers	2	27,000	January 2007 to December 2056	320 MW	500 MW	900 MW	1,500 MW	ALD multicrystalline furnaces, TOKYO ROPE multicrystalline furnaces, Zhejiang Jinggong multicrystalline furnaces, HCT wire saws and Meyer Burger wire saws
	4	50,000	May 2008 to April 2058			—	—

Products	Facility No.	Construction Area (square meters)	Duration of Land Use Right	Annual Manufacturing Capacities as of December 31,			Expected Annual Manufacturing Capacities as of December 31,	Major Equipment
				2008	2009	2010	2011
Polysilicon	5	75,000	August 2008 to August 2058		1,500 metric tons	3,000 metric tons	8,500 metric tons	Deposition reactors, rectifying tower and hydrogenation reactor
Cells	6	42,958	February 2008 to December 2056	25 MW	120 MW	240 MW	240 MW	Cell printing, testing and sorting equipment
Modules				50 MW	135 MW	400 MW	600 MW

We believe that our existing facilities, together with our facilities under construction, are adequate for our expansion plan in 2011.

We may not achieve our 2011 expansion plan. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our dependence on a limited number of third-party suppliers for key manufacturing equipment and spare parts could prevent us from the timely fulfillment of customer orders and successful execution of our expansion plan.”

As of December 31, 2010, short-term borrowings of $192.9 million and long-term borrowings of $96.7 million were secured by property, plant and equipment with carrying amounts of $130.7 million, inventories of $61.4 million, prepaid land use right of $11.4 million and accounts receivable of $15.2 million.

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

A. Operating Results

Overview

We are a leading global manufacturer of solar wafers and producer of solar power products based in China. Capitalizing on proprietary technologies, economies of scale, low cost production capabilities, technical innovations and know-how, we leverage our in-house polysilicon, solar cell and solar module manufacturing capabilities to provide our customers with high quality, cost competitive solar wafer products. We possess a global network of suppliers and customers that include some of the leading global manufacturers of solar cells and modules. We have also developed a downstream platform for sales of cells and modules to strengthen our relationships with our customers and gain access to the end-user market.

We have rapidly expanded our manufacturing capacity since we began the production of solar wafers. We possess one of the largest solar wafer manufacturing plants in China based on production capacity as of December 31, 2010. As of December 31, 2010, we had an annual wafer manufacturing capacity of approximately 1,300 MW consisting of monocrystalline wafer manufacturing capacity of approximately 400 MW and multicrystalline wafer manufacturing capacity of approximately 900 MW. This represents a significant increase from our annual wafer manufacturing capacity of approximately 825 MW as of December 31, 2009, consisting of monocrystalline wafer manufacturing capacity of 325 MW and multicrystalline wafer manufacturing capacity of 500 MW. Our cell and module manufacturing capacities were 240 MW and 400 MW, respectively, as of December 31, 2010, compared with 120 MW and 135 MW, respectively, as of December 31, 2009.

Except during the global economic downturn from 2008 to 2009, we have grown our shipments rapidly since we began manufacturing solar power products in 2005. In 2008, 2009 and 2010, we shipped 350.1 MW, 526.6 MW and 1,182.8 MW of solar power products. Our net revenues decreased from $670.4 million in 2008 to $510.4 million in 2009, but increased to $1,205.6 million in 2010. We suffered an operating loss of $48.5 million and a net loss of $54.9 million in 2008, and an operating loss of $90.6 million and a net loss of $71.9 million in 2009. We had operating income of $245.9 million and net income of $169.0 million in 2010.

Our growth is driven by the industry demand for solar power products, our ability to win market share from our competitors, our ability to manage our manufacturing capacity and production output, and our ability to improve operational efficiencies. The most significant factors that affect the financial performance and results of operations of our solar power products business are:

•	industry demand and product pricing;

•	manufacturing capabilities;

•	advancements in process technologies;

•	availability and prices of raw materials; and

•	government subsidies and incentives.

Industry demand and product pricing

Our business and revenue growth largely depends on market demand for solar power products. The demand for solar power products is influenced by macroeconomic factors such as government regulations and support of the solar power industry, the global economic situation, the supply and prices of other energy products, such as oil, coal and natural gas, as well as government regulations and policies on the electric utility industry.

Our product prices are based on a variety of factors, including polysilicon costs, supply and demand conditions globally, the quality of our products, our pricing strategy, and the terms of our customer contracts, including sales volumes, and the terms on which certain customers supply us with silicon raw materials under buy-and-sell arrangements, taking into account the strength and history of our relationship with said customer. In the first three quarters of 2008, the average selling price of our wafers increased due to strong demand. However, excess production capacity and weak industry demand from late 2008 to the fourth quarter of 2009 due to decreased financing availability for downstream customers of solar power products as a result of global economic turbulence and significant decreases in polysilicon prices had resulted in selling price reduction along the solar power value chain. During this period, increased manufacturing capacity in the industry also contributed to a decline in the selling price. As global economic conditions began improving in the second half of 2009, demand for solar power products and the average selling prices for wafer products began to increase during 2010, consistent with the trend of the average selling prices of our own products. However, the overall average selling prices for wafer products in 2010 were still lower than 2009. We expect solar power product prices to decline in the long term due to increased production efficiencies, reductions in polysilicon costs and increases in manufacturing capacity in our industry. We believe these continued price reductions, together with the lowering of production costs along the solar power value chain, will improve end-user affordability and ultimately increase demand for solar generated electricity.

Wafer manufacturing capability complemented by polysilicon, cell and module manufacturing capabilities

We continue to execute our strategy to enhance our competitive platform built on product quality, cost-effective manufacturing capabilities, technology and brand recognition in our wafer business supported by integrated manufacturing of in-house polysilicon and solar cells and modules. We capitalize on increasing demand for our high quality products by leveraging and strengthening our core wafer customer relationships to further drive revenue growth through reducing costs, better quality control and shortening of production cycle. We believe the economies of scale resulting from our increasing manufacturing capacity have enhanced, and will continue to enhance, our cost structure and manufacturing efficiency.

We have rapidly expanded our manufacturing capacity since we began the production of solar wafers. We possess one of the largest solar wafer manufacturing plants in China based on production capacity. As of December 31, 2010, we had an annual wafer manufacturing capacity of approximately 1,300 MW, consisting of monocrystalline wafer manufacturing capacity of approximately 400 MW and multicrystalline wafer manufacturing capacity of approximately 900 MW. This represents a significant increase from our annual wafer manufacturing capacity of approximately 825 MW as of December 31, 2009, consisting of monocrystalline wafer manufacturing capacity of 325 MW and multicrystalline wafer manufacturing capacity of 500 MW. As part of our expansion strategy, we plan to expand our annual wafer manufacturing capacity to approximately 1,900 MW by the end of 2011, consisting of monocrystalline wafer manufacturing capacity of approximately 400 MW and multicrystalline wafer manufacturing capacity of approximately 1,500 MW.

Our cell and module manufacturing capacities were 240 MW and 400 MW, respectively, at the end of 2010, compared with 25 MW and 50 MW, respectively, when we acquired JC Solar in May 2009. In 2010, we satisfied approximately 62% of our requirements for solar cells with our in-house production and the remainder was purchased externally or secured through toll services from third party cell manufacturers in order to fill the gap between our cell and module manufacturing capability. As the third party cell manufacturers are usually those which have established relationship with us through our wafer sales, we have the advantage to build on historical relationships to meet our requirements. We also plan to expand our annual module manufacturing capacities to approximately 600 MW by the end of 2011. Our manufacturing capacities for 2010 and 2011 above are calculated using our adjusted methodology effective January 1, 2010, which is based on an efficiency rate of 17.4% for monocrystalline wafers and 16.0% for multicrystalline wafers.

Our polysilicon manufacturing facility in Meishan, Sichuan Province, operated through our wholly owned subsidiary, Sichuan ReneSola, had an annual manufacturing capacity of 3,000 metric tons as of December 31, 2010. We ramped up our polysilicon manufacturing facility in two phases. Our polysilicon manufacturing facility commenced trial production of its first phase in July 2009 and second phase in February 2010 and produced an aggregate of 1,140 metric tons of polysilicon in 2010. We plan to expand our annual polysilicon manufacturing capacity to 8,500 metric tons by the end of 2011.

Advancements in process technologies

Advancements in our process technologies are important to our financial performance as they improve production yield, reduce manufacturing costs and enhance the quality and performance of our products. We have developed proprietary technologies in our wafer manufacturing processes. For example, we are able to produce more monocrystalline ingots by adding silicon raw materials in the furnaces after each production cycle without waiting for the furnaces to cool. This innovation enables us to increase the yield of our ingots, reduce electricity costs and enhance the utilization rate of our furnaces and consumables, such as crucibles. We have also modified certain manufacturing equipment design in both ingot and wafer slicing production, developed equipment manufactured locally and developed advanced processes, which have resulted in improved production yield and higher quality of wafers. Our experience, technical know how and expertise in wafer manufacturing enable us to produce high quality solar wafers. Through continuous technology innovations and improvements in operational efficiency, we were able to reduce our silicon consumption rate from 6.0 grams per watt in the second half of 2009 to 5.8 grams per watt in the second half of 2010, achieving one of the lowest silicon consumption rates in the industry to our knowledge, from over 6.8 grams per watt in the first quarter of 2008. Improved productivity through equipment customization and cost reduction initiatives enabled us to significantly reduce our non-silicon wafer processing cost to an average of $0.24 per watt in the fourth quarter of 2010 from an average of $0.33 per watt in the fourth quarter of 2009. We plan to further reduce our wafer processing cost per watt in the future through, among other things, development of new equipment used to manufacture ingots, optimizing supply chain management, process improvements, improvements in polysilicon production and in house production of certain key consumables. Through these initiatives, we expect our wafer processing costs to decrease from $0.24 per watt in 2010 to approximately $0.18 per watt in 2011.

Availability and prices of raw materials

Polysilicon is the primary raw material used to make crystalline silicon solar wafers. The increase in demand for solar power products in the past few years led to an industry-wide polysilicon shortage and significant price increases in polysilicon. Based on our purchase orders, polysilicon prices increased from $270 per kilogram in 2007 to between $280 and $460 per kilogram in most of 2008. To address this shortage, we manufactured solar wafers from a wide range of silicon raw materials, including reclaimable silicon raw materials such as broken wafers and broken cells that are difficult to process but are less expensive than other reclaimable silicon raw materials.

The solar power industry experienced weakened demand from late 2008 to late 2009 as a result of the global economic downturn during the period. With increased industry supply of polysilicon since the fourth quarter of 2008, market polysilicon prices fell rapidly to $150 to $200 per kilogram in the beginning of 2009, further decreased to $50 to $55 per kilogram in the fourth quarter of 2009, but increased to $80 to $90 per kilogram in the fourth quarter of 2010. As a result of greater supply of polysilicon, we believe the cost advantage in the continuing use of reclaimable silicon raw materials quickly diminished. In late 2008, we decided to stop using reclaimable silicon raw materials as primary feedstock, and started using polysilicon as primary raw materials instead.

We mitigate the risk of volatility in the price of polysilicon affecting our profit margins by sourcing polysilicon from various sources, including long-term supply contracts, short term contracts, customers under processing services and spot purchases in China and internationally. Our short-term and spot purchase contracts and orders generally reflect the prevailing market prices.

In addition, we secure feedstock from some of our customers and sell solar wafers or ingots to them in return. We also provide some of our customers with wafer processing services. These agreements enhance the utilization rate of our manufacturing capacity and mitigate the risk of raw material price increases and strengthen our strategic partnerships with customers.

With the ramp up of our polysilicon manufacturing facility in Meishan, Sichuan Province, we believe our polysilicon manufacturing facility provides us with a stable, in-house and cost-effective supply of polysilicon, which complements our existing long-term and short-term polysilicon purchase agreements.

Government subsidies and incentives

We believe that growth of the solar market depends largely on the availability and scale of government subsidies and economic incentives. Today, the cost of solar power substantially exceeds the cost of electricity generated from conventional fossil fuels such as coal and natural gas. As a result, national and local governmental bodies in Germany, Spain, Italy, France, North America and Japan, among others, have provided subsidies and economic incentives in the form of feed-in tariffs, rebates, tax credits and other incentives to end-users, distributors, system integrators and manufacturers of solar power products to promote the use of solar energy and to reduce dependence on other forms of energy. These government subsidies and economic incentives have been in the form of capital cost rebates, feed-in tariffs, tax credits, net metering and other incentives to end users, distributors, system integrators and manufacturers of solar power products. The demand for our solar power products, particularly solar modules, in our current, targeted and potential markets is affected significantly by the availability of such government subsidies and economic incentives.

However, government subsidies and economic incentives could be reduced or eliminated altogether. In particular, political changes in a particular country could result in significant reductions or eliminations of subsidies or economic incentives, and the effects of the recent global economic crisis may affect the fiscal ability of governments to offer certain types of incentives such as tax credits at the level previously targeted, if at all. For instance, in 2009 and 2010, Germany’s government reduced the country’s solar energy feed-in tariffs. Germany’s government announced in the beginning of 2011 that it expects to further trim solar power subsidies by up to 15% in 2011 as demand for solar power panels continue to thrive in the country. The reduction in government incentives to users of solar power products in Germany may materially and adversely impact the German solar market if such measures are not implemented prudently, which may in turn materially and adversely affect our direct or indirect sales into Germany. In 2010, Italy’s government also announced annual reductions to feed-in tariffs beginning in 2011 in an effort to impede overheating of its solar market. In Spain, since 2009, continued reductions in the feed-in tariff as a result of the government’s spending cut backs have resulted in a weakened solar market.

A significant reduction in the scope or discontinuation of government subsidies and incentive programs, especially those in our target markets, could cause demand for our products and our revenue to decline, and have a material adverse effect on our business, financial condition, results of operations and prospects.

Overview of Financial Results

Net Revenues

Historically, we have derived revenue primarily from sales of solar wafers. We acquired JC Solar in June 2009 to expand downstream into sales of solar cells and modules. In 2008, we derived a portion of our revenues from the sale of ingots, when our ingot manufacturing capacity was larger than our wafer slicing capacity. Set forth below is the breakdown of our net revenues by product, in absolute amount and as a percentage of total net revenues, for the periods indicated.

	Year Ended December 31,
	2008		2009		2010
	(in thousands, except percentages)
Net revenues
Solar wafers(1)	$661,502	98.7%	$449,776	88.1%	$685,075	56.8%
Solar modules(2)	8,864	1.3%	60,629	11.9%	520,504	43.2%

Total	$670,366	100.0%	$510,405	100.0%	$1,205,579	100.0%

(1)	Includes approximately $0.6 million and $45,046 from sales of solar ingots in the years ended December 31, 2008 and 2009, respectively, and $15.1 million, $1.7 million and $8.0 million from sales of other materials in the years ended December 31, 2008, 2009 and 2010, respectively. Does not include intercompany transactions.
(2)	Includes approximately $8.9 million, $4.3 million and $4.0 million from sales of solar cells in the years ended December 31, 2008, 2009 and 2010, respectively. Does not include intercompany transactions.

Our net revenues derived from product sales are net of VAT, sales returns and exchanges. Factors affecting our net revenues derived from product sales include our unit sales volume and average selling price. We increased wafer shipment in 2008, 2009 and 2010 due to strong demand for our products, increased production output and increased brand recognition. The average selling price of our solar wafers increased in 2008 until the fourth quarter when selling prices started falling due to the negative impact of the global financial crisis on the solar power industry. Although selling prices of our solar wafers decreased in 2009 due to weak market demand and increased competition, the price reduction decelerated towards the end of 2009 due to increased demand as a result of the global economic recovery. The average selling price increased in 2010 due to the recovery in demand for solar power products in the industry.

Sales of wafers to our major customers are typically made under multi-year sales contracts, supplemented by short term and market spot sales. Multi-year sales contracts typically provide for the sales volume and price of our solar wafers for each year of the contract term. However, the pricing terms are either fixed or subject to reset in situations where the market benchmark price for solar wafers changes more than a certain percentage from the contracted price. In addition, we have entered into one-year sales contracts with some of our customers which provide for an agreed sales volume at a fixed price schedule and multi-year framework contracts with variable pricing and volume terms. Compared to spot sales contracts, we believe our sales contracts not only provide us with better visibility into future revenues, but also help us enhance relationships with our customers. Generally the prices of our solar wafers are determined near the end of the previous year or at the time when the contracts are entered into. Our sales contracts historically required our customers to make a prepayment depending on their credit status, market demand and the term of the contracts, with the remaining price to be paid before shipment or within a short period after shipment, depending on the customer’s credit worthiness and historical relationship with us. Our ability to require prepayment from our customers primarily depends on industry demand and supply. We currently have over 20 long-term wafer contracts for periods of one to five years and total contracted shipments of 1,300 MW for 2011, which represent all of our expected wafer shipments for 2011.

We have also entered into wafer processing arrangements with certain customers, under which we process their silicon raw materials into wafers for a processing fee. The payments we make for the feedstock and the payments our customers make for the solar wafers are generally settled separately, which is in line with market practice. In 2009, we entered into a wafer processing arrangement with an international module manufacturer. Under the terms of the contract, we supplied this module manufacturer with 120 MW of monocrystalline and multicrystalline solar wafers in 2009 and this module manufacturer supplied certain amounts of polysilicon to us. Additionally, in 2010, we entered into three processing arrangements with three international solar power product companies. Under the terms of these agreements, we will obtain polysilicon from these customers and sell solar wafers to them in return over periods of approximately two years, four years and five years. In 2008, 2009 and 2010, service revenue from processing arrangements accounted for approximately 13.6%, 4.9% and 5.5%, respectively, of our revenues generated from wafer sales. We have supplied 143.1 MW of solar wafers as of February 28, 2011 and expect to supply 337.2 MW of solar wafers for the remainder of 2011 under our wafer processing arrangements.

We sell our modules primarily to distributors and power plant developers. Our focus on which type of clients depends largely on the demand in the specific markets. A small number of customers have accounted for a majority of our net sales. In 2010, our top five module customers accounted for 44.0% of our module sales and 19.0% of our total net revenues, and our largest module customer accounted for approximately 11.5% of our module sales and 5.0% of our total net revenues.

We sell our modules through spot orders, short-term contracts with terms of less than one year and framework agreements with term of generally one year. The prices for spot orders is based on the then market prices and trends. The prices for our framework agreements and most of our short-term contracts are generally determined on a quarterly basis with fixed quantities.

We also enter into processing arrangements under which customers provide polysilicon and other raw materials to us for processing into modules. In the first quarter of 2010, we entered into three module processing contracts to provide an aggregate of 700 MW of solar modules to three major global solar companies periods of approximately two quarters, three quarters and three years, respectively. In 2010, service revenue from processing arrangements accounted for approximately 7.8% of our revenues generated from module sales.

A substantial portion of our sales contracts and processing arrangements require our customers to make a prepayment set at a certain percentage of the total contract value to secure future delivery of our products. Many of these contracts require customers to provide bank guarantees or irrevocable letters of credit to support their purchase commitment in absence of prepayment.

Geographical Distribution

In 2008, 2009 and 2010, a significant portion of our wafer sales were made to companies based in Asia, primarily to leading solar cell and module companies in China, Hong Kong and Taiwan. While we will continue to maintain our customer base in this region, particularly in China, where many leading solar cell and module manufacturers are located and where the central government and some of the regional governments have recently implemented strong policy and fiscal support to the growth of solar power industry, we have also expanded sales to key international markets in Europe and North America. By adding larger sized solar wafers to our product portfolio, we will be able to offer a diversified selection of solar wafers to our customers to satisfy their needs.

A majority of our module sales in 2010 were made to distributors located in Europe. Solar power manufacturers like us have capitalized on government and regulatory policies for the promotion of solar power in many jurisdictions. In order to continue growing our sales and to reduce our exposure to any particular market segment, we intend to broaden our geographic presence and customer base. While Germany continues to be our largest market in Europe, we have significantly expanded our sales of modules to several other solar markets, including Italy and the Czech Republic.

The following table sets forth the breakdown of our net revenues by geographic market, in absolute amount and as a percentage of total net revenues, for the periods indicated.

	Year Ended December 31,
	2008		2009		2010
	(in thousands, except percentages)
China (including Hong Kong)	$407,924	60.9%	$316,158	61.9%	$462,782	38.4%
Taiwan	48,384	7.2	66,961	13.1	105,628	8.8
Rest of Asia Pacific countries	173,373	25.9	21,259	4.2	120,844	10.0
Germany	37,382	5.6	49,253	9.6	180,913	15.0
Italy	3,140	0.5	7,744	1.5	70,270	5.8
Spain	20	<0.1	6,165	1.2	66,834	5.5
Rest of Europe	—	—	25,554	5.0	107,045	8.9
United States	51	<0.1	8,764	1.7	60,415	5.0
Others	92	<0.1	8,546	1.7	30,847	2.6

Total	$670,366	100.0%	$510,405	100.0%	$1,205,579	100.0%

Cost of Revenues

Our cost of revenues consists primarily of costs for:

•	polysilicon raw materials;

•	consumables, including crucibles, steel sawing wires, slurry, glass and EVA film;

•	direct labor costs, including salaries and benefits for our manufacturing personnel;

•	overhead costs, including equipment maintenance and utilities such as electricity and water used in manufacturing; and

•	depreciation of manufacturing facilities and equipment.

All the above costs increased from 2008 to 2010 as we expanded our manufacturing capacity and increased our sales volume. The increase in our feedstock costs was attributable to increases in raw material purchase volume from 2008 to 2010. However, polysilicon spot prices started to fall significantly in the fourth quarter of 2008 as a result of the negative impact of the global financial crisis on the solar power industry. As such, the increase in raw material costs in 2009 and 2010 as a result of increased shipment volume was partially offset by reductions in raw material prices. We recorded inventory write-downs in 2008 and 2009 to reflect the decreased value of our feedstock, work in progress and finished goods against the net realizable value of inventories as a result of the significant decline of the market prices for silicon raw materials.

We have sold solar modules since our acquisition of JC Solar in June 2009. Module sales are typically carried with a warranty for minimum power output of up to 25 years following the date of sale. We also provided a warranty for our solar modules against defects in materials and workmanship for a period of five years from the date of sale. We accrued warranty costs from solar module sales of approximately $2.6 million in 2009 attributable to our acquisition of JC Solar and $5.3 million in 2010.

Gross Margin

Our gross margin is affected by changes in our net revenues and cost of revenues. Our net revenues are determined by the average selling price of our products, as well as MW of products that we are able to sell. Our cost of revenues is affected by our ability to manage raw material costs and our ability to manage our manufacturing processes efficiently. Our gross margin decreased from negative 2.1% in 2008 to negative 8.5% in 2009. The decrease was primarily due to the further decline in selling prices of our products as well as the $71.3 million inventory write-down we made in 2009. Our gross margin increased from negative 8.5% in 2009 to 28.9% in 2010 primarily due to the upward trend in the selling prices of our products, no inventory write-downs and our operational improvements including:

•	increasing production yield by efficiently reducing silicon consumption through technical innovations and improving labor skills (to improve processing efficiency);

•	reducing manufacturing costs through enhanced supply chain management; and

•	providing processing services to selected customers to increase equipment utilization rate.

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

General and administrative expenses

General and administrative expenses consist primarily of salaries, bonuses and benefits for our administrative and management personnel, consulting and professional service fees and travel and related costs of our administrative and management personnel. In 2008, 2009 and 2010, we recognized share-based compensation expenses in connection with certain members of our management team. In 2008, our general and administrative expenses increased primarily due to increased salaries and benefits as we hired staff to manage our growing business as well as expenses related to setting up our offices in Malaysia, Singapore and the United States. During the same period, we also experienced an increase in professional fees and compliance expenses as we became a public company listed on NYSE. Likewise for 2009 and 2010, our general and administrative expenses increased primarily due to increased salaries and benefits as we hired additional staff to manage our growing business and an increase in professional fees and compliance expenses related to rules and requirements applicable to public companies.

We expect our general and administrative expenses to continue to increase as we hire additional personnel and advisors and incur expenses including costs to support our growing operations and compliance-related costs due to our being a publicly listed company in the United States.

Research and development expenses

Research and development expenses primarily relate to equipment and raw materials used in our research and development activities, research and development personnel costs, and other costs related to the design, development, testing and enhancement of our products and processes. In 2008, 2009 and 2010, our research and development expenses amounted to approximately $9.7 million, $14.5 million and $36.3 million, respectively.

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

Our foreign currency exchange gain or loss results from our net exchange gains and losses on our monetary assets and liabilities denominated in foreign currencies during the relevant period. Our functional currency is Renminbi. Foreign currency transactions have been translated into functional currency at the exchange rate prevailing on the date of transaction. Foreign currency denominated monetary assets and liabilities are translated into our functional currency at exchange rates prevailing on the balance sheet date. Due to the continued

appreciation of Renminbi against the U.S. dollar since 2005, we incurred foreign exchange losses when we held more U.S. dollar-denominated assets than our U.S. dollar-denominated liabilities. Our reporting currency is the U.S. dollar. Assets and liabilities have been translated into our reporting currency using exchange rates prevailing on the balance sheet date. Income statement items have been translated into our reporting currency using the weighted average exchange rate for the relevant periods. Translation adjustments have been reported as a component of accumulated other comprehensive income in the consolidated balance sheets. In 2008, 2009 and 2010, we had foreign exchange losses of $3.1 million, $1.4 million and $1.8 million, respectively.

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

In addition, although the approval letter Zhejiang Yuhui received from the PRC tax authority indicated that income attributable to Zhejiang Yuhui’s capital increase from $45.0 million to $102.5 million can only enjoy preferential tax treatment before December 31, 2007, in practice Zhejiang Yuhui has only paid tax on income attributable to such capital increase at a rate of 12.5% after January 1, 2008, which is 50% of the statutory tax rate. The tax authority may request Zhejiang Yuhui to make a supplementary tax payment on our income which was taxed at a rate of 12.5%.

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

Zhejiang Yuhui was also entitled to tax credits for up to 40% of the purchase price of certain domestic equipment purchases. Such tax credits could be used to offset up to the incremental amount of Zhejiang Yuhui’s income tax compared to that of the year before such purchases, and the tax credit could be carried forward for up to seven years. This tax credit is no longer available for any purchase of PRC equipment from January 1, 2008 due to the enactment of the new Enterprise Income Tax Law. As of December 31, 2010, Zhejiang Yuhui had tax credit carried forward of $0.8 million, which will expire in 2011. If it is more likely than not that some or all of the deferred tax assets will not be realized, we will provide for valuation allowances based on available evidence. As of December 31, 2010, our subsidiaries Zhejiang Yuhui and Sichuan ReneSola had net operating losses carry forward of $60.0 million, which will expire in 2014.

Zhejiang Yuhui obtained the approval of High and New-Tech Enterprise, or HNTE, status in 2009. With this approval, Zhejiang Yuhui is allowed to apply a reduced income tax rate of 15% for the period of three years, i.e. from 2009 to 2011. We elected to utilize the transition relief for Zhejiang Yuhui up until and including 2010, i.e. enjoying the residual tax holiday granted before the effectiveness of new Enterprise Income Tax Law, when calculating enterprise income tax. The blended income tax rate of Zhejiang Yuhui is 1.9%, 12.5%, 12.5% and 23% for 2007, 2008, 2009 and 2010, respectively. In 2011, we elect to use HNTE status, which entitles Zhejiang Yuhui to a tax rate of 15%. Our blended income tax rate of 23% for 2010 was primarily due to the tax holidays enjoyed during 2010.

ReneSola America is incorporated in the state of Delaware. ReneSola America does not conduct any business activity in Delaware. It is not subject to Delaware State income tax. However, as ReneSola America conducts business activities in the state of Indiana, it is subject to a progressive federal corporate income tax from 15% to 35% and Indiana income tax of 8.5%, which is deductible from federal tax.

ReneSola Singapore is incorporated in the Republic of Singapore. The corporate income tax rate is 17%.

Sichuan ReneSola, ReneSola Shanghai, JC Solar, Zhejiang ReneSola, Sichuan Ruiyu, Sichuan Ruisheng and Sichuan Ruixin are incorporated in the PRC. The corporate income tax rate is 25%.

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

We sold our 49% equity interest in Linzhou Zhongsheng Semiconductor to Linzhou Zhongsheng Steel in September 2008 at a total consideration of RMB200 million. The share transfer agreement with Linzhou Zhongsheng Steel was amended in December 2008. The amended agreement stipulates that, of the total consideration of RMB200 million, RMB40 million would be paid in cash, RMB4 million would be treated as credit for existing purchases of polysilicon and RMB156 million would be treated as prepayment, to either be used as a credit through a discount to spot market price against future delivery of polysilicon from the joint venture or be repaid in cash, at our discretion. However, Linzhou Zhongsheng Semiconductor stopped the delivery of polysilicon in early 2009 and continued to fail to fulfill its obligations. We decided to take legal action to collect the remaining amount of the receivable and to record a full provision of $8.6 million in the fourth quarter of 2009 against doubtful other receivables accordingly.

We initiated arbitration proceedings against Linzhou Zhongsheng Steel and Linzhou Zhongsheng Semiconductor before China International Economic and Trade Arbitration Commission, or CIETAC, for the equity transfer dispute. The arbitration hearing was held in February 2011 and the arbitration decision is scheduled for April 2011.

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

Revenue recognition

We recognize revenues when persuasive evidence of an arrangement exists, the products are delivered and title and risk of loss has passed to customers, the price to the buyer is fixed and determinable, and collectability is reasonably assured. Revenue includes reimbursement of shipping and handling costs. Shipping and handling costs incurred on sale of products and included in sales and marketing expense were $78,705, $0.4 million and $1.1 million for the years ended December 31, 2008, 2009 and 2010, respectively. Sales agreements typically contain customary product warranties but do not contain any post-shipment obligations nor any return or credit provisions.

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

We extend credit terms only to a limited number of customers and receive cash for the majority of the sales transactions before delivery of products, which are recorded as advances from customers. For customers to whom credit terms are extended, we assess collectability based on a number of factors, including past transaction history with the customer and creditworthiness of the customer.

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

The impairment loss of long-lived assets was $0.8 million, nil and nil for the years ended December 31, 2008, 2009 and 2010. The impairment loss incurred in fiscal year 2008 is related to the impairment of long-lived assets of ReneSola Malaysia. The impairment loss incurred in fiscal year 2010 is related to the impairment of long-lived assets of Sichuan ReneSola due to the termination of a previously planned manufacturing process facility. We determined the fair value using a market-based valuation technique.

Income tax

We periodically evaluate the likelihood of the realization of deferred tax assets, and reduce the carrying amount of these deferred tax assets by a valuation allowance to the extent we believe a portion will not be realized. We consider positive and negative evidence to determine whether a portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible for tax purposes. A valuation allowance is required to reduce the carrying amounts of deferred tax assets if, based on the available evidence, it is more likely than not that such assets will not be realized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed periodically based on a more-likely-than-not realization threshold. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carry forward periods, our experience with operating losses in the China solar power industry, tax planning strategies implemented and other tax planning alternatives. If our operating results are less than currently projected and there is no objectively verifiable evidence to support the realization of our deferred tax asset, additional valuation allowance may be required to further reduce our deferred tax asset. The reduction of the deferred tax asset could increase our income tax expenses and have an adverse effect on our results of operations and tangible net worth in the period in which the allowance is recorded. We realized a tax benefit of $41.3 million in 2010 by offsetting our income tax for 2010. The total current and non-current deferred tax assets and liabilities were $23.3 million and $2.5 million, respectively, as of December 31, 2010.

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

In the fourth quarter of 2008, in connection with rapidly declining spot prices of polysilicon, we recorded a $137.0 million non-cash reserve charge on inventory. In 2009, we made further non-cash inventory write-downs totaling $71.3 million against the net realizable value of inventories. Net realizable value of inventories is determined based on the estimated selling price of each class of the inventories in the ordinary course of business less estimated costs of completion and disposal and normal profit margin. If actual future demand or market conditions are less favorable than those projected by our management, additional inventory write-downs may be required.

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

In order to secure a stable supply of silicon raw materials, we make advance payments to suppliers for raw material supplies. Advances to suppliers for purchases expected within twelve months as of each balance sheet date are recorded as advances to suppliers in current assets. Future balances are recorded in long-term advances to suppliers. As of December 31, 2008, 2009 and 2010, advances to suppliers in current assets were $37.0 million, $12.1 million and $26.3 million, respectively, and long-term advances to suppliers for silicon raw material supplies were $45.7 million, $8.1 million and $13.7 million, respectively. We do not require collateral or other security against our advances to suppliers. We perform ongoing credit evaluations on the financial condition of our suppliers. As a result, our claims for such prepayments are unsecured, which expose us to the suppliers’ credit risk.

We establish an allowance for doubtful receivables mainly based on the age of receivables and factors surrounding the credit risk of specific customers. Allowances for doubtful receivables are comprised of allowances for account receivables, allowances for other receivables and allowances for advances to suppliers.

We made provisions for doubtful receivables and other receivable of in the aggregate amount of $4.0 million, $9.9 million and $3.9 million for the years ended December 31, 2008, 2009 and 2010, respectively. We made a significant provision for doubtful receivables in 2009 primarily due to Linzhou Zhongsheng Semiconductor’s failure in its obligations to deliver polysilicon to us in 2009. See”—Disposal of Equity Interest in Linzhou Zhongsheng Semiconductor” for more information.

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

Derivative assets related to foreign currency forward contracts

We use foreign exchange forward contracts to hedge the foreign currency exchange risk inherent in the future cash flows associated with forecasted sales denominated in foreign currencies, mainly in U.S. dollar or euro.

We account for these forward contracts as derivative instruments and recognize all derivative instruments as either assets or liabilities at fair value in other financial assets or other financial liabilities in the consolidated balance sheets. We do not offset the carrying amounts of derivatives with the same counterparty.

We used foreign currency cash flow hedge accounting with respect to certain foreign-currency forward exchange contracts that we entered into hedge, for accounting purposes, changes in the cash flow of forecasted foreign currency denominated sales transactions within next two years attributable to changes in foreign currency exchange rate. When hedging relationships are highly effective, the effective portion of gain or loss on the derivative cash flow hedges is recorded in accumulated other comprehensive income, net of tax, until the underlying hedged transaction is recognized in the consolidated income statements. The ineffective portion of cash flow hedges, if any, is recognized in income immediately. The effectiveness of designated hedging relationships is tested and documented on at least quarterly basis. Our cash flow hedge is tested to be effective.

The loss from change in fair value of derivatives qualified for cash flow hedges reported in accumulated other comprehensive income was nil, nil and $713,497 as of December 31, 2008, 2009 and 2010, respectively. The amount reclassified into revenue in 2010 was $83,594. $835,476 is expected to be reclassified into revenue within the next twelve months.

The other derivatives do not qualify for hedge accounting. Accordingly, gains or losses resulting from changes in the values of those derivative instruments are recognized in fair value change on derivatives. Net gain (loss) on derivative instruments from foreign currency forward exchange contracts was nil, ($89,683) and $7.1 million, in the years ended December 31, 2008, 2009 and 2010, respectively. As of December 31, 2010, we had outstanding foreign exchange forward contracts with a total notional amount of $712.9 million, including $151.4 million qualified for hedge accounting.

As of December 31, 2010, we had $11.7 million derivative assets and $3.0 million derivative liabilities in total, including $0.8 million derivative assets and $1.6 million derivative liabilities qualified for hedge accounting, respectively.

Valuation of Derivative Financial Instruments

Derivative instruments are principally used to manage currency exchange rate risk and are not used for speculative or trading purposes. There are two aspects of accounting for derivative instruments that require significant estimates and judgments: measuring the fair values of the derivative instruments and applying special “hedge accounting” rules. For example, we normally use commonly accepted discounted cash flow modeling techniques and third party pricing models that we believe produce the best estimates for the type of the financial instruments we hold. The inputs and assumptions used in the models reflect management’s best estimate of assumptions that market participants would use in pricing the same or similar instruments in a current transaction as of the measurement date. We normally take into account key inputs, including the contract terms, interest rate yield curves, option volatility, and currency rates. Due to the nature of our financial instruments, the valuation methodologies we employ require specific inputs that do not necessitate significant judgments and a substantial majority of the inputs we use are normally readily observable and generally do not vary significantly by source.

Had we based our estimates of key assumptions on different data representing other reasonably possible estimates, there would have been no material change in the valuations.

Derivative instruments are reported on the consolidated balance sheet at their fair values. See the notes to our consolidated financial statements for information about how measurement of the fair values of derivative instruments is performed. The types of derivative instruments are commonly used by many companies outside reliable sources for the information that are used as inputs to these valuation models. However, the selection of the valuation models and the inputs used in them still require the exercise of significant judgment. The amount that are used as valuation model inputs can change significantly from one period to another as markets fluctuate. This can cause the estimated fair value for any specific derivative instrument to vary significantly from one period to another.

Some of our derivative instruments are designated as cash-flow hedges. Under cash-flow hedge accounting, the “effective portion” of the change in fair value of the specified future cash flow that it hedges is recorded as a component of comprehensive income until the hedged cash flow affects the computation of current income. At that time, the “effective portion” of the net change in the fair value of the derivative instrument is reclassified to current income.

Among other things, cash flow hedge accounting requires testing of each hedging derivative instrument at the inception of the hedging relationship and at the end of each reporting period thereafter for its effectiveness in offsetting changes in the fair value of the hedged cash flow. If it is determined that the overall hedging relationship is ineffective, cash-flow hedge accounting for the derivative instrument is discontinued and all future amounts are recorded for future fair value changes in income. It also requires the measurement of any portion of the change in the fair value of the derivative instrument that is not effective in offsetting changes in the fair value of the hedged cash flow and to record that measured ineffectiveness in current income. Because of these requirements, estimates and judgments that affect the amounts that are used to measure for the fair value derivative instruments, and the hedged cash flows, can also have a significant impact on how presented changes in those fair values are reflected in the financial statements (current income versus other comprehensive income).

Segment Operations

Historically, we managed our business as a single operating segment engaged in the manufacturing and sale of solar power products, including solar wafers, cells and modules. In order to better manage and measure the performance of our module line of business, we grouped our business into two reportable segments:

•	wafer sales segment, which involves the manufacture and sales of monocrystalline and multicrystalline solar wafers; and

•	module sales segment, which involves the manufacture and sales of solar cells and modules.

The two segments are evaluated regularly by our management to decide how to allocate resources and to assess performance. We do not allocate operating expenses by segment.

We have sold solar modules since our acquisition of JC Solar in June 2009. JC Solar began its cell production in October 2008 and module production in November 2005 and had an annual cell manufacturing capacity of 240 MW and an annual module production capacity of 400 MW as of December 31, 2010. Although sales from our wafer segment will continue to be our dominant business, we believe that sales from our cell and module segment will represent a significant portion of our revenues and gross profit in the future. See “—Results of Operations” for a discussion of period-to-period comparison among the segments.

Results of Operations

The following table sets forth a summary, for the periods indicated, of our consolidated results of operations with each item expressed as a percentage of our total net revenues.

	Year Ended December 31,
	2008		2009		2010
	(in thousands, except percentages)
Net revenues	$670,366	100.0%	$510,405	100.0%	$1,205,579	100.0%

Cost of revenues	(684,676)	(102.1)	(553,607)	(108.5)	(857,615)	(71.1)

Gross profit (loss)	(14,310)	(2.1)	(43,202)	(8.5)	347,964	28.9

Operating expenses:
Sales and marketing	(620)	(0.1)	(5,399)	(1.1)	(8,360)	(0.7)
General and administrative	(23,194)	(3.5)	(29,084)	(5.7)	(43,314)	(3.6)
Research and development	(9,714)	(1.4)	(14,507)	(2.8)	(36,263)	(3.0)
Impairment loss on property, plant and equipment	(763)	(0.1)	—	—	—	—
Other operating (expenses) income	84	—	1,633	0.3	(14,083)	(1.2)

Total operating expenses	(34,207)	(5.1)	(47,356)	(9.3)	(102,020)	(8.5)

Income (loss) from operations	(48,516)	(7.2)	(90,558)	(17.7)	245,944	20.4
Non-operating income (expenses):
Interest income	1,783	0.3	1,716	0.3	1,835	0.2
Interest expense	(11,869)	(1.8)	(17,122)	(3.4)	(23,246)	(1.9)
Foreign exchange (loss) gain	(3,097)	(0.5)	(1,433)	(0.3)	(1,814)	(0.2)
Gain on repurchase of convertible bonds	—	—	7,995	1.6	6	—
Fair value change on derivative	—	—	—	—	9,428	0.8
Investment income (loss)	—	—	—	—	(3,160)	(0.3)
Other-than-temporary impairment loss on available-for-sale investment	—	—	(13,367)	(2.6)	—	—
Total non-operating expenses	(13,183)	(2.0)	(22,211)	(4.4)	(16,950)	(1.4)

Income (loss) before income tax, noncontrolling interest and equity in earnings (loss) of investee	(61,700)	(9.2)	(112,770)	(22.1)	228,994	19.0

Income tax benefit (expense)	2,420	0.4	41,156	8.1	(59,998)	(5.0)
Equity in earnings (loss) of investee, net of tax	5,175	0.8	(291)	(0.1)	—	—

Net income (loss)	(54,104)	(8.1)	(71,904)	(14.1)	168,996	14.0

Net loss attributable to noncontrolling interests	(802)	(0.1)	—	—	—	—
Net income (loss) attributable to holders of common shares	$(54,906)	(8.2)%	$(71,904)	(14.1)%	$168,996	14.0%

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Net revenues. Our net revenues increased significantly from $510.4 million in 2009 to $1,205.6 million in 2010 primarily due to an increase in the volume of our solar power product sales, partially offset by a decline in the average selling prices of our products. In 2010, we shipped 1,182.8 MW of solar power products, representing an increase of 124.6% from 526.6 MW in 2009.

Net revenues were $911.9 million for our wafer sales segment and $540.5 million for our module sales segment in 2010, compared to $470.3 million for our wafer sales segment and $57.5 million for our module sales segment in 2009. These figures include net revenues generated from intercompany transactions between our wafer sales segment and our module sales segment in 2009 and 2010. Please see footnote 19 to our audited consolidated financial statements included elsewhere in this report. The increases in net revenue in both segments were due to the expansion of our business to satisfy greater demand for our solar power products. However, average selling prices of our solar wafers sold to third parties and solar modules decreased in 2010 as compared to 2009, primarily due to general industry trends and decreases in polysilicon prices. Revenues from wafer processing comprised 5.4% of our total wafer sales and revenues from module processing comprised 7.9% of our total module and cell sales in 2010.

Cost of revenues. Our cost of revenues increased from $553.6 million in 2009 to $857.6 million in 2010 primarily due to our strong solar wafer and module products sales, as well as an increase in polysilicon prices. Despite the increase in polysilicon prices, we were able to reduce our silicon consumption rate from 6.0 grams per watt in the second half of 2009 to 5.8 grams per watt in the second half of 2010 through continuous technology innovations and improvements in operational efficiency, achieving one of the lowest silicon consumption rates in the industry to our knowledge. Improved productivity through equipment customization and cost reduction initiatives enabled us to significantly reduce our non-silicon wafer processing cost to an average of $0.24 per watt in the fourth quarter of 2010 from an average of $0.33 per watt in the fourth quarter of 2009.

Cost of revenues for our wafer sales segment increased from $525.8 million in 2009 to $641.6 million in 2010 primarily due to an increase in our net revenues. Cost of revenues for our module sales segment increased significantly from $46.2 million in 2009 to $459.9 million in 2010 primarily due to increases in expenditures in raw materials as a result of the rapid expansion of our solar modules business. These figures include cost of revenues for intercompany transactions between our wafer sales segment and our module sales segment in 2009 and 2010. Please see footnote 19 to our audited consolidated financial statements included elsewhere in this report.

Gross profit (loss). Gross profit for 2010 was $348.0 million, compared to gross loss of $43.2 million for 2009. Gross margin for 2010 was 28.9%, compared to negative 8.5% for 2009. The increase in gross margin was primarily due to an overall wafer processing cost reduction to an average of $0.24 per watt and a large decrease in polysilicon cost to between $55 and $60 per kilogram.

Gross profit from our wafer sales segment in 2010 was $270.3 million, compared to a gross loss of $55.4 million in 2009. Gross margin from our wafer sales segment for 2010 was 29.6%, compared to negative 11.8% for 2009. Gross profit from our module sales segment increased significantly from $11.3 million in 2009 to $80.5 million in 2010 primarily due to the rapid expansion of our solar modules business. Gross margin from our module sales segment for 2010 was 14.9%, compared to 19.6% for 2009. These figures include gross profit from intercompany transactions between our wafer sales segment and our module sales segment in 2009 and 2010. Please see footnote 19 to our audited consolidated financial statements included elsewhere in this report.

Sales and marketing expenses. Sales and marketing expenses increased from $5.4 million in 2009 to $8.4 million in 2010 primarily due to an increase in warranty provision for solar modules as a result of significant increases in the sale of solar modules. Other selling expenses increased due to costs associated with growing our solar power products business, such as for increased marketing efforts and overseas expansion. Selling expenses as a percentage of net revenues decreased from 1.1% to 0.7%.

General and administrative expenses. General and administrative expenses increased from $29.1 million in 2009 to $43.3 million in 2010 primarily due to increased salaries and benefits from increased headcount and compliance related consulting and professional fees, as well as share-based compensation expenses for option grants to our personnel. General and administrative expenses as a percentage of net revenues decreased from 5.7% to 3.6%.

Research and development expenses. Research and development expenses increased from $14.5 million in 2009 to $36.3 million in 2010 primarily due to increased headcount for and expenditures in research and development projects to reduce processing cost, enhance the quality of our products and improve the utilization rate of our production equipment. Research and development expenses as a percentage of net revenues increased from 2.8% to 3.0%.

Interest income and expenses. Our interest income increased from $1.7 million in 2009 to $1.8 million in 2010, primarily due to more cash in interest-bearing bank deposits. Interest expense increased from $17.1 million in 2009 to $23.7 million in 2010, primarily due to increased lending rates.

Foreign exchange loss, net. Our foreign exchange loss for 2010 was $1.8 million, compared to a foreign exchange loss of $1.4 million in 2009. The change was due to appreciation of the RMB in 2010 against other currencies used in our transactions during 2010, such as the U.S. dollar and euro, and volatility in the value of the euro.

Other-than-temporary impairment loss on available-for-sale investment. In 2010 and 2009, we had an other-than-temporary impairment loss on available-for-sale investment of nil and $13.4 million, respectively, as a result of the decline in the fair value of our available-for-sale equity interest in our investee.

Income tax expense (benefit). Our income tax expense for 2010 was $60.0 million, compared to an income tax benefit of $41.2 million in 2009, primarily due to increased profitability. It also includes a write-back of deferred tax assets of $5.5 million in the fourth quarter of 2010 to adjust deferred tax credits accumulated in 2009. Our effective tax rates in 2009 and 2010 were 36.4% and 26.2%, respectively.

Net income (loss) attributable to holders of common shares. As a result of the foregoing, we had a net income attributable to holders of common shares of $169.0 million in 2010, compared to a net loss of $71.9 million in 2009.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Net revenues. Our net revenues decreased from $670.4 million in 2008 to $510.4 million in 2009 primarily due to the decline in the average selling prices of our products, offset by an increase in the volume of our product sales. In 2009, we shipped 526.6 MW of solar power products, representing an increase of 50.4% from 350.1 MW in 2008.

In 2009, net revenues were $470.3 million for our wafer sales segment and $57.5 million for our module sales segment, compared to $661.5 million for our wafer sales segment and $8.9 million for our module sales segment in 2008. These figures include net revenues generated from intercompany transactions between our wafer sales segment and our module sales segment in 2009. Please see footnote 19 to our audited consolidated financial statements included elsewhere in this report. The decline in the average selling prices of our products was due to the substantial decrease in the selling prices of our solar wafers sold to third parties. Revenues from wafer processing comprised 4.9% of our total wafer sales in 2009, compared to 13.6% in 2008.

Cost of revenues. Our cost of revenues decreased from $684.7 million in 2008 to $553.6 million in 2009 primarily due to the decrease in polysilicon price and non-polysilicon processing cost as well as the increased utilization of our facilities. Cost of revenues for our wafer sales segment decreased from $676.0 million in 2008 to $525.8 million in 2009. Cost of revenue for our module sale segment increased significantly from $8.7 million in 2008 to $46.2 million in 2009. These figures include cost of revenues for intercompany transactions between our wafer sales segment and our module sales segment in 2009. Please see footnote 19 to our audited consolidated financial statements included elsewhere in this report. We wrote off our high cost inventories by the end of 2009 with a carrying cost of below $60 per kg and also reduced our average non-silicon wafer processing cost significantly to approximately $0.33 per watt.

Gross loss. Gross loss for 2009 was $43.2 million, compared to gross loss of $14.3 million for 2008. We had a gross loss of $55.4 million for our wafer sales segment and a gross profit of $11.3 million for our module sales segment in 2009. Gross margin for 2009 was negative 8.5%, compared to negative 2.1% in 2008. These figures include gross profit from intercompany transactions between our wafer sales segment and our module sales segment in 2009. Please see footnote 19 to our audited consolidated financial statements included elsewhere in this report. The decrease in gross margin from 2008 to 2009 was primarily due to the significant decrease in wafer average selling prices and the write-off of our inventories.

Sales and marketing expenses. Sales and marketing expenses increased from $0.6 million in 2008 to $5.4 million in 2009 primarily due to the amortization of customer relationship and backlog revaluation we recorded as intangible assets related to the acquisition of JC Solar.

General and administrative expenses. General and administrative expenses increased from $23.2 million in 2008 to $29.1 million in 2009 primarily due to the non-cash provision for a receivable due from Linzhou Zhongsheng Semiconductor, as well as an increase in compensation expenses relating to our options granted in 2009.

Research and development expenses. Research and development expenses increased from $9.7 million in 2008 to $14.5 million in 2009 primarily due to the increased expenditures in research and development in order to reduce processing cost, enhance the quality of our products and improve the utilization rate of our production equipment.

Interest income and expenses. Our interest income decreased from $1.8 million in 2008 to $1.7 million in 2009, as a result of a reduced amount of cash in interest-bearing bank deposits. Interest expense increased from $11.9 million in 2008 to $17.1 million in 2009, primarily due to the increased balance in bank borrowings.

Foreign exchange loss, net. Our foreign exchange loss for 2009 was $1.4 million, compared to a foreign exchange loss of $3.1 million in 2008. The change was due to slower appreciation of the RMB in 2009 against other currencies used in our transactions during 2009, such as the U.S. dollar and Euro.

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

B. Liquidity and Capital Resources

Liquidity and Capital Resources

We have financed our operations primarily through short-term borrowings, long-term borrowings, proceeds from our equity offerings on the NYSE, the proceeds from our convertible bond offering, which we redeemed in the first quarter of 2010, and cash generated from operations. As of December 31, 2008, 2009 and 2010, we had $112.3 million, $106.8 million and $290.7 million, respectively, in cash and cash equivalents, and $224.8 million, $547.9 million and $522.3 million, respectively, in outstanding borrowings. In 2008, 2009 and 2010, we had bank credit facilities of $463.2 million, $649.3 million and $826.6 million, respectively, of which $241.5 million, $527.1 million and $580.9 million, respectively, had been drawn down. As of December 31, 2008, 2009 and 2010, $221.7 million, $122.2 million and $245.7 million were available under these facilities. The bank facilities are renewable annually.

As of December 31, 2008, 2009 and 2010, we had outstanding short-term borrowings of $192.0 million, $358.6 million and $400.8 million, respectively. These short-term borrowings will expire at various times throughout 2011. Our short-term borrowings outstanding as of December 31, 2008, 2009 and 2010 were denominated in RMB, USD and euro and bore a weighted average interest rate of 6.49%, 4.89%, and 4.72%, respectively. Some of our short-term borrowings are secured by our inventories, facilities and equipment. We have other short-term borrowings guaranteed by Mr. Li, our chief executive officer and director, and his wife. Furthermore, according to certain loan agreements, our operating subsidiary Zhejiang Yuhui is not permitted to pay dividends for any given year if it has no after-tax profit, or if it has any principal or interest due in that year which has not been paid. Although we have increased our level of short-term bank borrowings to meet our working capital, capital expenditures or other corporate uses, we have not experienced any financial difficulty with respect to repayment of our borrowings. Part of our short-term borrowings is trade financing and can be rolled over. As most of our banking facilities were obtained from various reputable commercial banks and our credit history has been recognized by various PRC financial institutions, our access to the credit market has not been materially and adversely affected by the recent economic crisis.

As of December 31, 2010, $117.9 million of our outstanding short-term borrowings was trade financing and could be rolled over. We have historically been able to obtain extensions of our short-term credit facilities before they mature. The majority of our short-term borrowings are provided by some of the largest banks in China which remain financially sound. Historically, most of these Chinese banks, when requested, have extended the terms of their credit facilities before the maturity dates of the outstanding borrowings. We believe our ability to extend our short-term credit facilities prior to their maturity remains strong in the current credit environment, and do not believe such conditions will impact our ability to obtain extensions or alternative financing from our Chinese bank lenders. In the event we are unable to obtain extensions of these facilities or alternative funding in the future, we plan to repay these short-term bank borrowings with our cash on hand, short term investments, cash generated by our operating activities as well as other equity or debt issuances.

As of December 31, 2008, 2009 and 2010, we had outstanding long-term borrowings with maturity dates more than one year in the future of $32.8 million, $189.3 million and $121.5 million, respectively.

We obtained five long-term loans from Industrial and Commercial Bank of China of RMB35 million in April 2008, RMB50 million in March 2009, RMB50 million in March 2009, RMB100 million in September 2009 and RMB14 million ($2.1 million) in April 2010, to be repaid by March 2011, February 2012, May 2011, September 2012 and March 2012, respectively. We obtained three long-term loans from Agricultural Bank of China of RMB30 million in February 2009, RMB30 million in March 2009, and RMB27 million in March 2009, respectively. In February 2011, we renegotiated these loans into a one-year loan of RMB47 million ($7.1 million) and a two-year loan of RMB40 million ($6.1 million). In December 2010, we obtained from Agricultural Bank of China another loan of RMB13 million ($2.0 million), to be repaid in November 2012. We obtained four long-term loans from China Construction Bank of RMB450 million in January 2009, RMB150 million in June 2009, RMB190 million in June 2009 and RMB10 million in June 2009, respectively, under a RMB800 million loan agreement entered into in January with a term of five years. We repaid RMB100 ($15.1 million) of these loans in December 2010 and the remainder will be repaid based on the agreed repayment schedule, with the final amount to be repaid in December 2013. These loans are to be used to finance the construction of our polysilicon production facility in Meishan, Sichuan Province. We also obtained another two long-term loans from China Construction Bank of RMB60 million in October 2009, to be repaid in October 2011 and RMB30 million ($4.5 million) in April 2010, to be repaid in April 2012. We obtained a long-term loan from Standard Chartered Bank of RMB210 million in November 2009 with the final amount due for repayment in November 2011. As of February 2011, we repaid RMB79.8 million ($12.1 million). This loan is to be used to purchase polysilicon supplies and as working capital. We obtained a long-term loan from Bank of Jiangsu in June 2010 of RMB125 million ($18.9 million), of which RMB50 million ($7.6 million) is due in December 2011 and the remaining RMB75 million ($11.4 million) is due in December 2012.

Interest rates are variable for certain portions of the long-term loans, and are updated every three months, once a year or according to a predetermined schedule based on the applicable benchmark interest rate set by the

People’s Bank of China. Long-term loans in the amount of $93.7 million, $88.2 million and $33.3 million will be due for repayment upon maturity in 2011, 2012 and 2013, respectively. The weighted average interest rate for our long-term loans was approximately 6.3% in 2010. Some of the above long-term loans are unsecured. Many of the long-term loans, however, provide for one or more of various forms of security, including mortgages over our accounts receivable, inventories, land use rights, property, plant and equipment, and guarantees provided by Mr. Li, our director and chief executive officer, and his family.

Some of our long-term loan agreements contain financial covenants, including maintenance of certain minimum levels of net assets and debt to asset ratio, and restrictive covenants that limit our ability to, among other things, (1) provide guarantees, pledges or mortgages on our operating assets in any manner that will increase risks to the lenders, (2) repay shareholders loans or loans from our related parties, and (3) distribute dividends to shareholders. Our most restrictive covenants require us to maintain minimum levels of net assets and debt to asset ratios of RMB1.3 billion and 75%. In addition, under the terms of our RMB800 million loan agreement with a term of five years with China Construction Bank, we have undertaken to the bank that the gross profit margin of our subsidiary Sichuan ReneSola will be at or above the lowest gross profit margin of companies in the global polysilicon industry as stated in a report to be provided by one of the big-four accounting firms. We believe that because Sichuan ReneSola’s operations were still in trial production in 2009, we were not subject to such undertaking in 2010 despite the negative gross profit margin Sichuan ReneSola recorded in 2009. We have obtained a letter from the bank confirming this understanding. Although a formal report will not be provided by a big four accounting firm until June 2011, we believe our gross profit margin of 15.0% from Sichuan ReneSola in the fourth quarter of 2010 was higher than the lowest gross profit margin of companies in the global polysilicon industry. Sichuan ReneSola has also undertaken not to sell its products on credit. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Restrictive covenants and undertakings under our bank loans may limit the manner in which we operate and an event of default under the loan may adversely affect our operations.”

In August 2006, we raised net proceeds of $46.3 million from share issuances in connection with our admission to AIM. We issued RMB928,700,000 U.S. dollar settled 1% convertible bonds due 2012 in March 2007. The bonds were convertible into our shares at an initial conversion price of £5.74 per share, subject to certain adjustments. The maturity of the convertible bonds was on March 26, 2012 at 105.9% of their principal amount plus accrued interest. We had the option to redeem the bonds at any time on or after March 26, 2009, at a premium giving holders a yield of 2.125% per annum, compounded semi-annually, plus accrued interest. During 2009, we repurchased RMB713.9 million aggregate principal amount of our convertible bonds using a combination of $84.1 million in cash and the issuance of 4,000,000 ordinary shares. As of December 31, 2009, the carrying value of our convertible bonds was $32.5 million. We redeemed the remaining balance of $32.5 million in the first quarter of 2010, and there are currently no convertible bonds outstanding.

In October 2009, we closed a follow-on public offering of 15.5 million ADSs for a net proceeds of approximately $68.1 million after deducting discounts and commissions but before offering expenses.

We have significant working capital commitments because many of our suppliers of silicon raw materials require us to make prepayments in advance of shipment. Due to the volatility of the price of polysilicon, working capital and access to financing to allow for the purchase of silicon raw materials are critical to growing our business. Our short-term borrowings have increased primarily as a result of our need to fund our expanded working capital, including advances to suppliers and increases in our inventory. Our advances to suppliers decreased from $82.7 million as of December 31, 2008 to $20.2 million as of December 31, 2009, but increased to $40.1 million as of December 31, 2010 due to the growth of our business . In 2011, we plan to manage optimal levels of inventory in order to preserve cash, manage our debt levels and meet our working capital requirements. We do not require collateral or other security against our advances to suppliers. As the result, our claims for such prepayments are unsecured, which exposes us to the suppliers’ credit risk. We perform ongoing credit evaluations of the financial condition of its suppliers.

Our accounts receivable increased from $43.2 million as of December 31, 2008 to $108.0 million as of December 31, 2009, but decreased to $81.5 million as of December 31, 2010. The decrease in our accounts receivable as of December 31, 2010 compared to December 31, 2009 was primarily due to the recovery in demand for solar power products, which decreased the need to provide longer credit terms to our customers and increased the number of sales transactions for which we received cash before delivery of products, which are recorded as advances from customers. For customers to whom credit terms are extended, we assess a number of factors to determine whether collection from them is reasonably assured, including past transaction history with them and their credit-worthiness. The increase in our accounts receivable as of December 31, 2009 compared to December 31, 2008 was primarily due to the significant expansion of our solar wafer sales and longer credit terms to customers.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2008	2009	2010
	(in thousands)
Net cash (used in) provided by operating activities	$(34,814)	$(53,678)	$403,170
Net cash used in investing activities	(336,201)	(257,669)	(151,271)
Net cash provided by (used in) financing activities	422,229	305,753	(72,813)
Net increase (decrease) in cash and cash equivalents	59,197	(5,526)	183,894
Cash and cash equivalents at the beginning of the year	53,137	112,334	106,808
Cash and cash equivalents at the end of the year	$112,334	$106,808	$290,702

Operating activities

Net cash provided by operating activities in 2010 was $403.2 million, primarily due to (i) a net income of $169.0 million in 2010, (ii) a decrease in accounts receivables of $26.9 million due to more advanced cash payments and shorter credit terms to customers as the demand for solar power products recovered, (iii) an decrease in deferred tax assets of $44.3 million, (iv) an increase in accounts payable of $121.5 million due to longer payment terms granted by our suppliers and more purchases of raw materials as our sales grew and (v) an increase in other current liabilities of $18.9 million due to our purchases of equipment, offset by an increase in advances to suppliers of $32.4 million due to an increase in our purchase of silicon raw materials as our business grew and an increase in inventories of $28.4 million as our business and capacity expanded.

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

Investing activities

Net cash used in investing activities in 2010 was $151.3 million, primarily due to property, plant and equipment expenditures comprising mainly of purchases of wafer production equipment, polysilicon production equipment, cell and module production equipment, and construction of related facilities.

Net cash used in investing activities in 2009 was $257.7 million, primarily due to property, plant and equipment expenditures of $225.8 million comprising mainly purchases of wafer production equipment, polysilicon production equipment, cell and module production equipment, and construction of related facilities, as well as the acquisition of JC Solar for $16.8 million.

Net cash used in investing activities in 2008 was $336.2 million, primarily due to property, plant and equipment expenditures of $208.3 million, comprising mainly of purchases of wafer production equipment, and prepayments for polysilicon production equipment of $129.0 million, partially offset by a government cash subsidy of $6.0 million received for purchasing equipment and proceeds of the disposal of our investment in Linzhou Zhongsheng Semiconductor of $6.3 million.

Financing activities

Net cash used in financing activities was $72.8 million in 2010, primarily due to (i) net cash outflow of $43.2 million from repayment of bank borrowings and new bank borrowings and (ii) the repurchase of our convertible bonds of $32.7 million.

Net cash provided by financing activities was $305.8 million in 2009, primarily due to (i) net proceeds from bank borrowing amounting $321.5 million, and (ii) net proceeds of $68.4 million from our follow-on offering completed in October 2009, partially offset by the repurchase of our convertible bonds amounting to $84.1 million.

Net cash provided by financing activities in 2008 was $422.2 million, primarily due to net proceeds of $294.0 million received from our initial public offering on the NYSE in January 2008 and the follow-on offering completed in June 2008, and $269.5 million from the net proceeds from bank borrowings, partially offset by the repayment of $141.4 million in bank borrowings.

Restrictions on cash dividends

For a discussion on the ability of our subsidiaries to transfer funds to our company and the impact this has on our ability to meet our cash obligations, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We rely on dividends paid by our subsidiary for our cash needs,” “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Under the Enterprise Income Tax Law, dividends payable by us and gains on the disposition of our shares or ADSs could be subject to PRC taxation,” and “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation of Foreign Currency Exchange and Dividend Distribution.”

Capital Expenditures

We had capital expenditures of $337.3 million, $225.8 million and $157.1 million in 2008, 2009 and 2010, respectively. We had advances for purchases of property, plant and equipment of $161.7 million, $20.8 million and $26.9 million as of December 31, 2008, 2009 and 2010, respectively. As of December 31, 2008, 2009 and 2010, commitments outstanding for purchases of property, plant and equipment were $254.2 million, $77.5 million and $51.2 million, respectively. Our capital expenditures were used primarily to build our polysilicon manufacturing plant in Meishan, Sichuan Province, wafer and ingot manufacturing plants in Jiashan, Zhejiang Province, and cell and module manufacturing plant in Yixing, Jiangsu Province, to purchase production equipment and to acquire land-use rights for each of the plants.

As of December 31, 2010, we had an annual wafer manufacturing capacity of approximately 1,300 MW, consisting of monocrystalline wafer manufacturing capacity of approximately 400 MW and multicrystalline wafer manufacturing capacity of approximately 900 MW. We plan to expand our annual wafer manufacturing capacity to approximately 1,900 MW, consisting of monocrystalline wafer manufacturing capacity of approximately 400 MW and multicrystalline wafer manufacturing capacity of approximately 1,500 MW by the end of 2011. Our planned manufacturing capacities for 2011 are calculated using the adjusted methodology effective January 1, 2010, which is based on an efficiency rate of 17.4% for monocrystalline wafers and 16.0% for multicrystalline wafers. Due to the current volatile market conditions, we cannot assure you that we will achieve our expansion plan. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our dependence on a limited number of third-party suppliers for key manufacturing equipment and spare parts could prevent us from the timely fulfillment of customer orders and successful execution of our expansion plan.”

We believe that our current cash and cash equivalents, anticipated cash flows from our operations and bank borrowings will be sufficient to meet our anticipated cash needs in 2011 based on current capital expenditure and operation plans. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we have decided or may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities or borrow from lending institutions.

Recent Accounting Pronouncements

In October 2009, the FASB issued ASU 2009-13, “Revenue Recognition (Topic 605)—Multiple- Deliverable Revenue Arrangements” (previously EITF 08-1, “Revenue Arrangements with Multiple Deliverables”). This ASU addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. Specifically, this guidance amends the criteria for separating consideration in multiple-deliverable arrangements. This guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is based on: (a) vendor-specific objective evidence; (b) third-party evidence; or (c) estimates. This guidance also eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. In addition, this guidance significantly expands required disclosures related to a vendor’s multiple-deliverable revenue arrangements. This accounting standard will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The Company did not early adopt ASU 2009-13.

In January 2010, the FASB issued ASU 2010-06, Consolidation (Topic 810)—Accounting and Reporting—Improving Disclosures about Fair Value Measurement”. ASU 2010-06 amends ASC820 (previously SFAS 157) to add new requirements for disclosures about (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2, and 3. The guidance in ASU 2010-06 is effective for the first reporting period beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. In the period of initial adoption, entities will not be required to provide the amended disclosures for any previous periods presented for comparative purposes. However, those disclosures are required for periods ending after initial adoption. Early adoption is permitted. The Company did not early adopt ASU 2010-06.

In April 2010, the FASB issued ASU 2010-13, “Compensation (Topic 718)—Stock Compensation”. This ASU addresses the classification of an employee share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trade. FASB Accounting Standards Codification Topic 718, Compensation—Stock Compensation, provides guidance on the classification of a share-based payment award as either equity or a liability. A share-based payment award that contains a condition that is not a market, performance, or service condition is required to be classified as a liability. Under Topic 718, awards of equity share options granted to an employee of an entity’s foreign operation that provide a fixed exercise price denominated in (1) the foreign operation’s functional currency or (2) the currency in which the employee’s pay is denominated should not be considered to contain a condition that is not a market, performance, or service condition. However, U.S generally accepted accounting principles (GAAP) do not specify whether a share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades has a market, performance, or service condition. Diversity in practice has developed on the interpretation of whether such an award should be classified as a liability when the exercise price is not denominated in either the foreign operation’s functional currency or the currency in which the employee’s pay is denominated. The adoption of this ASU did not have a material impact on the Company’s consolidated financial statements and related disclosures.

C. Research and Development, Patents and Licenses, Etc.

Research and Development

We focus our research and development efforts on improving our manufacturing efficiency and the quality of our products. As of December 31, 2010, our research and development team consisted of 105 experienced researchers and engineers. In addition, some of our manufacturing employees regularly participate in our research and development programs. A part of our research and development is conducted at our solar power technology development center, which is outfitted with advanced equipment for the research of solar power.

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

In January 2011, we announced the development of the Virtus Wafer, a new multicrystalline wafer that improves solar cell efficiency. The Virtus Wafer, which has been endorsed by several leading global solar cell manufacturers, achieves an average cell conversion efficiency rate of 17.5%, more than 1% higher than the industry-standard cell conversion efficiency rate for cells using multicrystalline wafers. We intend to commence pilot production of the Virtus Wafer in the first half of 2011.

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

•

Solar cell manufacturing. We will continue to develop technologies to manufacture high-conversion efficiency solar cells with improved performance. As of December 31, 2010, we were able to achieve conversion efficiency rates of 17.4% for monocrystalline cells and 16.0% for multicrystalline cells manufactured using our solar wafers.

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

We have spent considerable resources on improving our equipment by collaborating with a domestic equipment maker in China for the first time to develop a customized multicrystalline furnace.

In each of the three years ended December 31, 2008, 2009 and 2010, our research and development expenses were approximately $9.7 million, $14.5 million and $36.3 million, respectively.

Intellectual Property

As of February 28, 2011, we had 11 patents and 36 pending patent applications in China. These patents and patent applications relate to the technologies utilized in our manufacturing processes. We intend to continue to assess appropriate opportunities for patent protection of critical aspects of our technologies. Our patents and our pending patent applications relate to improvements of the recycling, sorting and purification of silicon raw materials, ingot casting and wafer slicing processes.

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

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2010 to December 31, 2010 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial conditions.

E. Off-balance Sheet Arrangements

As of December 31, 2010, we did not have any off-balance sheet arrangements that had or were reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2010:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years
	(in thousands)
Long-term borrowings(1)	138,168	—	138,168	—
Purchase obligations(2)	390,902	70,054	244,388	76,460

Total	529,070	70,054	382,556	76,460

(1)	Include estimated interest payable under contract terms.
(2)	Includes commitments to purchase production equipment and payment obligations under construction contracts.

For information relating to our long-term loans, including their maturity profiles and provisions that accelerate repayment obligations, see “—B. Liquidity and Capital Resources.”

G. Safe Harbor

We make “forward-looking statements” throughout this annual report, such as our expected manufacturing capacity in 2011 and our estimated average selling prices of our wafer products in 2011. Whenever you read a statement that is not simply a statement of historical fact (such as when we describe what we “believe,” “expect” or “anticipate” will occur, what “will” or “could” happen, and other similar statements), you must remember that our expectations may not be correct, even though we believe that they are reasonable. We do not guarantee that the transactions and events described in this annual report will happen as described or that they will happen at all. You should read this annual report completely and with the understanding that actual future results may be materially different from what we expect. The forward-looking statements made in this annual report relate only to events as of the date on which the statements are made. We undertake no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though our situation will change in the future.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Martin Bloom	59	Chairman, Independent Director
Xianshou Li	42	Director and Chief Executive Officer
Yuncai Wu	43	Director
Jing Wang	63	Independent Director
Tan Wee Seng	55	Independent Director
Charles Xiaoshu Bai	50	Chief Strategy Officer
Panjian Li	47	Senior Vice-President
Julia Xu	39	Chief Financial Officer
Henry Wang	37	Vice President
Stephen Huang	44	Vice President
Zhidong Zheng	43	Vice President
Tim Jia	46	Vice President
Robin Liu	38	Vice President
John Ding	39	Vice President

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

Mr. Yuncai Wu has been our director since March 2005 and served as our vice president from November 2007 to April 2010. He was our chief operating officer from May 2006 to October 2007. Mr. Wu has been a director of Zhejiang Yuhuan Solar Energy Source Co., Ltd. since its inception in 2004. Mr. Wu worked with the Yuhuan County Government from 1999 to 2005, first as a section chief in Industrial and Economic Committee from 1999 to 2001 and then as a section chief in the Bureau of Economic and Trade from 2001 to 2005. Mr. Wu received his bachelor’s degree in computer science from Zhejiang University in 1988.

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

Dr. Panjian Li has been our senior vice-president since February 2011 and served as president of JC Solar since November 2009 and chief executive officer of ReneSola America since November 2006. Prior to that, he served as our chief operating officer since March 2009. Dr. Li was our chief strategy officer from April 2008 to March 2009 and our vice president of business development from November 2006 to April 2008. Prior to joining ReneSola, Dr. Li worked with DePuy Orthopedics, a Johnson & Johnson company, as research and development manager. Dr. Li also served as the president of the International Society of Ceramics for Medicine in 2004. Dr. Li received his Ph.D. in biomaterials from Leiden University in the Netherlands in 1993. He spent two years as a postdoctoral fellow at the University of Pennsylvania from 1994 to 1995. Dr. Li is the inventor or co-inventor of seven U.S. patents in material chemistry and has published numerous papers in international publications.

Ms. Julia Xu has been our chief financial officer since April 2010. She served as our vice president of international corporate finance and corporate communications from March 2009 to March 2010. She has over 14 years of international experience in the financial industry. Prior to joining us, she worked at Deutsche Bank as a member of the Debt Capital Market’s coverage team and before that as an equity research analyst until mid 2007 after receiving her MBA in 2004. From 1997 to 2002, she worked in various divisions at Bankers Trust and Lehman Brothers in New York, Tokyo and Hong Kong. Ms. Xu obtained her bachelor’s degree in Biology from Cornell University in 1995 and received her MBA from Johnson School of Management of Cornell University in 2004.

Mr. Henry Wang has been our vice president of finance since January 2010. He has over 15 years of experience in financial services with extensive experience in accounting and mergers and acquisitions. Before joining ReneSola, Mr. Wang served as the vice president of finance for Jiayu Logistic Group from 2008 to 2010 and financial controller for Expeditors International Incorporation from 2004 to 2008. Mr. Wang holds CPA and CIA certifications and received his bachelor’s degree in law from Shanghai JiaoTong University and MBA from Hong Kong Open University.

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

Mr. Tim Jia has been our vice president of human resources since August 2010. Before joining ReneSola, Mr. Jia served as director of Ingersoll Rand Engineering and Technology Center’s human resources and engineering administration department in Shanghai, China from 2003 to 2010. He has approximately 20 years of managerial experience with more than a decade of experience in human resources. Prior to Ingersoll Rand, Mr. Jia worked at Shuangliang Group and Shuangliang Trane Joint Venture for 18 years, where he served in several managerial positions including the director of human resources. Mr. Jia received undergraduate degrees in machinery engineering from Wuxi Mechanical Technology College in 1986 and computer engineering from Nanjing University in 1991. He also received an MBA from the Open University of Hong Kong in 2000 and is currently a Ph.D. candidate in law at the China University of Political Science and Law.

Mr. Robin Liu has been our vice president of wafer manufacturing since November 2010. Mr. Liu previously served as our vice general manager and director of our silicon wafer division. Mr. Liu has over 14 years of experience in engineering and operations management, having previously served as a senior manufacturing manager at Kemet (Suzhou) Co., Ltd., industrial operations manager at Schneider (Suzhou) Transformers Co., Ltd., a manufacturing center manager and head of production and engineering at Royal Philips Electronic Sound Solutions Beijing, and an engineer with The Waterborne Transportation Institute of The Ministry of Communications. Mr. Liu received a degree in mechanical engineering from Shanghai Tongji University in 1996.

Mr. John Ding has been our vice president of internal control and audit since March 2011. Mr. Ding had previously served as our director of internal control and audit from 2009 to 2011. With nearly twenty years of work experience in finance, including more than ten years of management experience and over five years of internal control and audit experience, Mr. Ding has comprehensive knowledge of accounting, tax policies, credit control and physical asset management. Before joining ReneSola, Mr. Ding served as the director of internal audit and SOX compliance for The9 Limited, from 2008 to 2009 and held positions in credit, tax and internal control at Dell (China) Co., Ltd. from 2003 to 2008. Mr. Ding received a bachelor’s degree in international economics and trade from Fudan University, as well as a master’s degree in professional accounting from Xiamen University. He holds CIA and CCSA certificates.

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

B. Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2010, an aggregate of approximately $1.9 million in cash was paid to our senior executive officers and directors.

Share Incentive Plan

Our board of directors adopted our 2007 share incentive plan in September 2007, which was amended in January 2009 and further amended on August 20, 2010, to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentive to employees, directors and consultants and promote the success of our business. We have reserved 12,500,000 shares for issuance under our 2007 share incentive plan. The following paragraphs describe the principal terms of our 2007 share incentive plan.

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

Share Options

As of December 31, 2010, our board of directors has granted certain of our directors, officers and employees options for 7,190,500 shares in our company, excluding options forfeited pursuant to the terms of our 2007 share incentive plan and the exercised options. The following paragraphs describe the principal terms of our options.

Option agreement. Options granted under our 2007 share incentive plan are evidenced by an option agreement that contains, among other things, provisions concerning exercisability and forfeiture upon termination of employment arrangement, as determined by our board.

Vesting schedule. Options granted under our 2007 share incentive plan vest yearly over a five-year period following a specified grant date. The plan has twenty percent of the options granted vest at the first anniversary of the grant date, and for the remaining eighty percent, twenty percent shall vest at each of the second, third, fourth and fifth anniversary of the grant date, subject to the optionee continuing to be an employee on each vesting date.

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

The following table summarizes, as of December 31, 2010, the outstanding options that we granted to our directors and executive officers and to other individuals as a group under our share incentive plan.

Name	Shares Underlying Outstanding Options	Exercise Price ($/Share)	Grant Date	Expiration Date
Xianshou Li	580,000	$3.185	June 21, 2010	June 21, 2016
	670,000	$3.765	August 24, 2010	August 24, 2016
Yuncai Wu	—	—	—	—
Charles Xiaoshu Bai	670,000	$2.565	October 9, 2007	October 9, 2013
Martin Bloom	—	—	—	—
Jing Wang	—	—	—	—
Tan Wee Seng	—	—	—	—
Panjian Li	1,000,000	$2.565	October 9, 2007	October 9, 2013
Julia Xu	120,000	$1.845	May 22, 2009	May 22, 2015
	80,000	$2.565	June 23, 2009	June 23, 2015
	500,000	$2.530	March 15, 2010	March 15, 2016
Stephen Huang	250,000	$2.510	December 21, 2009	December 21, 2015
Henry Wang	250,000	$2.530	March 15, 2010	March 15, 2016
Zhidong Zheng	50,000	$2.565	June 23, 2009	June 23, 2015
	200,000	$3.185	June 21, 2010	June 21, 2016
Tim Jia	250,000	$3.185	June 21, 2010	June 21, 2006
Robin Liu	100,000	$2.945	September 21, 2009	September 21, 2015
	150,000	$4.145	December 20, 2010	December 20, 2016
John Ding	75,000	$2.510	December 21, 2009	December 21, 2015
Directors and executive officers as a group	4,945,000	—	—	—
Other individuals as a group	140,000	$2.565	October 9, 2007	October 9, 2013
	100,000	$2.565	November 30, 2007	November 30, 2013
	201,500	$2.565	June 23, 2009	June 23, 2015
	109,000	$2.945	September 21, 2009	September 21, 2015
	460,000	$2.510	December 21, 2009	December 21, 2015
	375,000	$2.530	March 15, 2010	March 15, 2016
	390,000	$3.185	June 21, 2010	June 21, 2016
	395,000	$5.435	September 20, 2010	September 20, 2016
	75,000	$4.145	December 20, 2010	December 20, 2016

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

In 2010, our board and committees held meetings or passed resolutions by unanimous written consent 24 times.

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

D. Employees

We had 3,258 and 5,074 full-time employees as of December 31, 2008 and 2009, respectively. As of December 31, 2010, we had 7,869 full-time employees, including 6,438 in manufacturing, 145 in equipment maintenance, 465 in quality assurance, 52 in purchasing, 105 in research and development, 28 in sales and marketing, and 636 in general and administrative. Substantially all of these employees are located in China with a small portion of employees based in Singapore and the United States. We consider our relations with our employees to be good.

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

	Shares Beneficially Owned
	Number	%(1)
Directors and Executive Officers:
Xianshou Li(2)	37,514,939	21.49%
Yuncai Wu(3)	18,504,970	10.60%
Charles Xiaoshu Bai(4)	668,333	0.38%
Martin Bloom	—	—
Jing Wang	—	—
Tan Wee Seng	—	—
Panjian Li(5)	660,000	0.38%
Julia Xu(6)	100,000	0.06%
Henry Wang(7)	50,000	0.03%
Stephen Huang(8)	50,000	0.03%
Zhidong Zheng(9)	10,000	0.01%
Tim Jia	—	—
Robin Liu(10)	20,000	0.01%
John Ding(11)	15,000	0.01%
All Directors and Executive Officers as a Group	57,593,242	32.81%

Principal Shareholders:
Champion Era Enterprises Limited(12)	23,266,229	13.33%
Assets Train Limited(13)	13,053,614	7.48%
Dynasty Time Limited(14)	9,955,871	5.70%
Buoyant Wise Limited(15)	9,684,195	5.55%

(1)	Percentage of beneficial ownership of each listed person is based on 174,596,912 shares issued as of the date of this annual report, as well as the shares that such person has the right to acquire by option or other agreement within 60 days after the date of this annual report.
(2)	Consists of 23,266,229 shares held by Champion Era Enterprises Limited, or Champion, 13,053,614 shares held by Assets Train Limited, or Assets, 1,135,096 shares held by Dynasty Time Limited, or Dynasty, and 60,000 shares issuable upon exercise of options held by Ms. Xiahe Lian, the wife of Mr. Li, within 60 days after the date of this annual report. Mr. Li holds sole voting power of 23,266,229 shares held by Champion and shared voting power of 13,053,614 shares held by Assets and 1,135,096 shares held by Dynasty pursuant to an irrevocable voting agreement. Mr. Li’s business address is Chengzhong Road, Zhuguang Town, Yuhuan County, Zhejiang Province, PRC.
(3)	Consists of 9,684,195 shares held by Buoyant Wise Limited, or Buoyant, and 8,820,775 shares held by Dynasty. Mr. Wu holds sole voting power of 9,684,195 shares held by Buoyant and shared voting power of 8,820,775 shares held by Dynasty pursuant to an irrevocable voting agreement. Mr. Wu’s business address is Suite 201, No. 32, Xianqian Road, Cheng Guan Cheng District, Zhejiang Province, PRC.
(4)	Includes 498,333 shares held by Mr. Bai and 170,000 shares issuable upon exercise of options held by Mr. Bai within 60 days after the date of this annual report. Mr. Bai’s business address is No. 8 Baoqun Road, Yaozhuang Industrial Park, Jiashan County, Zhejiang Province, 314117, PRC.
(5)	Includes 120,000 shares issuable pursuant to the employment agreement between the Company and Mr. Li, 40,000 shares issued pursuant to the employment agreement between the Company and Mr. Li and 500,000 shares issuable upon exercise of options held by Mr. Li within 60 days after the date of this annual report. Mr. Li’s business address is No. 8 Baoqun Road, Yaozhuang Industrial Park, Jiashan County, Zhejiang Province, 314117, PRC.
(6)

Represents 100,000 shares issuable upon exercise of options held by Ms. Xu within 60 days after the date of this annual report. Ms. Xu’s business address is No. 8 Baoqun Road, Yaozhuang Industrial Park, Jiashan County, Zhejiang Province, 314117, PRC.

(7)	Represents 50,000 shares issuable upon exercise of options held by Mr. Wang within 60 days after the date of this annual report. Mr. Wang’s business address is No. 8 Baoqun Road, Yaozhuang Industrial Park, Jiashan County, Zhejiang Province, 314117, PRC.
(8)	Represents 50,000 shares issuable upon exercise of options held by Mr. Huang within 60 days after the date of this annual report. Mr. Huang’s business address is No. 8 Baoqun Road, Yaozhuang Industrial Park, Jiashan County, Zhejiang Province, 314117, PRC.
(9)	Represents 10,000 shares issuable upon exercise of options held by Mr. Zheng within 60 days after the date of this annual report. Mr. Zheng’s business address is No. 8 Baoqun Road, Yaozhuang Industrial Park, Jiashan County, Zhejiang Province, 314117, PRC.
(10)	Represents 20,000 shares issuable upon exercise of options held by Mr. Liu within 60 days after the date of this annual report. Mr. Liu’s business address is No. 8 Baoqun Road, Yaozhuang Industrial Park, Jiashan County, Zhejiang Province, 314117, PRC.
(11)	Represents 15,000 shares issuable upon exercise of options held by Mr. Ding within 60 days after the date of this annual report. Mr. Ding’s business address is No. 8 Baoqun Road, Yaozhuang Industrial Park, Jiashan County, Zhejiang Province, 314117, PRC.
(12)	Champion is a company incorporated in the British Virgin Islands and its sole shareholder is Chain Path Limited. Chain Path Limited is a company incorporated in the British Virgin Islands and wholly owned by the LXS Family Trust, of which Mr. Li is the settlor and to which Mr. Li has all administration, voting and management power. The trustee of the LXS Family Trust is HSBC International Trustee Limited. The address for Champion is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
(13)	Assets is a company incorporated in the British Virgin Islands and its sole shareholder is Apex Level Limited. Apex Level Limited is a company incorporated in the British Virgin Islands and wholly owned by the LZM Family Trust, of which Mr. Zhengmin Lian is the settlor and to which Mr. Lian has administration, voting and management power. The trustee of the LXS Family Trust is HSBC International Trustee Limited. Assets has entered into an irrevocable voting agreement in respect to its entire holding of 13,053,614 shares with Mr. Li. The address for Assets is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. Mr. Lian’s business address is No. 8 Baoqun Road, Yaozhuang Industrial Park, Jiashan County, Zhejiang Province, 314117, China.
(14)	Dynasty is a company incorporated in the British Virgin Islands and its sole shareholder is Direct Manage Holdings Limited. Direct Manage Holdings Limited is a company incorporated in the British Virgin Islands and wholly owned by the DXJ Family Trust, of which Mr. Xiangjun Dong is the settlor and to which Mr. Dong has administration, voting and management power. The trustee of the DXJ Family Trust is HSBC International Trustee Limited. Dynasty has entered into an irrevocable voting agreement in respect to 1,135,096 of its shares with Mr. Li and 8,820,775 of its shares with Mr. Wu. The address for Dynasty is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. Mr. Dong’s business address is No. 8 Baoqun Road, Yaozhuang Industrial Park, Jiashan County, Zhejiang Province, 314117, China.
(15)	Buoyant is a company incorporated in the British Virgin Islands and its sole shareholder is Brilliant Chariot Limited. Brilliant Chariot Limited is a company incorporated in the British Virgin Islands and wholly owned by the WYC Family Trust, of which Mr. Wu is the settlor and to which Mr. Wu has all administration, voting and management power. The trustee of the WYC Family Trust is HSBC International Trustee Limited. The address for Buoyant is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

Our ADSs are traded on the NYSE and brokers or other nominees may hold ADSs in “street name” for customers who are the beneficial owners of the ADSs. As a result, we may not be aware of each person or group of affiliated persons who beneficially own more than 5.0% of our common stock.

As of December 31, 2010, 174,596,912 of our shares were issued, 173,846,412 were outstanding and 86,042,839 were held as ADSs by the depositary. As of December 31, 2010, we had no record shareholders in the United States.

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

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Cash Advances, Loans and Guarantees

As of December 31, 2008, 2009 and 2010, amounts due from related parties were approximately $0.5 million, $0.4 million and $0.4 million, respectively. Amounts due from related parties included cash advances to Zhejiang Yuhuan Solar Energy Source Co., Ltd., or Zhejiang Yuhuan and Ruiyu Solar Energy Technology Co., Ltd., or Ruiyu. Ruiyu is a Hong Kong company wholly-owned by Ms. Xiahe Lian, the wife of Mr. Xianshou Li. Those advances are for the purchase of raw materials and amounts receivable from the sales of goods.

As of December 31, 2008, 2009 and 2010, amounts due to related parties were approximately $11.9 million, $0.02 million and $0.02 million, respectively. The amounts due to related parties included short-term advances from Jinko Solar Co., Ltd. or Jinko. Jinko is a company co-founded by, and whose directors include, the brothers of Xianshou Li, our director and chief executive officer.

Zhejiang Yuhui enters into short-term and long-term loans from time to time with domestic banks, some of which are guaranteed by Mr. Xianshou Li, our director and chief executive officer, or jointly with his wife, Ms. Xiahe Lian. As of December 31, 2010, we had an aggregate of approximately $106.1 million of outstanding borrowings that were guaranteed, directly or indirectly, by Mr. Xianshou Li and Ms. Xiahe Lian, including a guarantee provided jointly by Mr. Xianshou Li and Ms. Xiahe Lian in January 2009 for up to RMB900 million for our borrowings from China Construction Bank, Meishan Branch from January 2009 to January 2014.

Zhejiang Yuhuan

In April 2007, Zhejiang Yuhui leased 24 apartments from Zhejiang Yuhuan for an aggregate rent of RMB36,000 per month. In October 2007, the parties entered into a written agreement to record the lease. In an agreement entered into in January 2009, the parties further clarified that this lease shall be a long-term agreement that will remain effective as long as none of the parties wish to terminate it. These leased apartments have been used as housing for Zhejiang Yuhui’s employees.

In June 2008, Zhejiang Yuhui lent RMB17 million to Zhejiang Yuhuan to repay its debts owed to Desheng Energy Co., Ltd., or Desheng Energy. In August 2008, we received RMB14 million from Zhejiang Yuhuan. As of December 31, 2010, our outstanding loans to Zhejiang Yuhuan were RMB2.6 million ($0.4 million). We plan to offset such loans against the rents to be paid by us to Zhejiang Yuhuan.

Desheng Energy, Jinko and Ruiyu

Desheng Energy is a company controlled by Messrs. Xiande Li and Xianhua Li, brothers of Mr. Xianshou Li. In 2008, we sold $0.4 million of polysilicon to Desheng Energy. In 2008, we purchased $1.9 million of silicon raw materials from Desheng Energy. In 2008, we provided processing services to Desheng Energy for $23,749.

In 2008, we sold $4.3 million of polysilicon to Jinko. In 2008 and 2009, we purchased $79.9 million and $15.7 million, respectively, of silicon raw materials from Jinko. In 2008 and 2009, we provided processing services to Jinko for $0.3 million and $42,409, respectively.

In 2008, we purchased $0.1 million of raw materials from Ruiyu.

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

Legal and Administrative Proceedings

We have initiated arbitration proceedings against Linzhou Zhongsheng Steel Co., Ltd and Linzhou Zhongsheng Semiconductor Silicon Material Co., Ltd. before CIETAC for the equity transfer dispute. As of the date of this annual report, CIETAC has accepted our arbitration application and the arbitration decision is scheduled for April 2011.

As of the date of this annual report, there were several pending disputes with some of our raw material suppliers, including Nature Power Co., Ltd., Nihon B.S.B and Silfine Co., Ltd., over prepayments for silicon raw materials. We have initiated arbitration proceedings against Silfine Co., Ltd. We will consider initiating arbitration proceedings before CIETAC if we are unable to resolve the remaining disputes through negotiations. In addition, we have served demand letters to Helios Technology, one of our solar wafer customers, in connection with payments for wafer sales. Helios Technology has subsequently paid a portion of amounts owed to us, with $630,000 remaining outstanding. We have initiated legal proceedings against Helios Technology, with the first court hearing scheduled for April 2011.

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

A. Offering and Listing Details

Our ADSs, each representing two of our shares, have been listed on the NYSE since January 29, 2008 under the symbol “SOL.” Please refer to “—C. Markets” below for historical trading prices. In August 2006, our shares were admitted for trading on the AIM. In November 2010, with the approval of our board of directors, our shares ceased to trade on AIM and our admission to trading on the AIM was cancelled.

B. Plan of Distribution

Not applicable.

C. Markets

Our ADSs, each representing two of our shares, have been listed on the NYSE since January 29, 2008. Our ADSs trade under the symbol “SOL.” For the period from January 29, 2008 to December 31, 2010, the trading price of our ADSs on the NYSE has ranged from US$2.02 to US$29.48 per ADS. The following table provides the high and low market prices for our ADSs on the NYSE.

	Trading Price
	High	Low
	US$	US$
Quarterly Highs and Lows
First quarter of 2008 (from January 29, 2008)	14.19	7.36
Second quarter of 2008	29.48	10.80
Third quarter of 2008	19.70	9.50
Fourth quarter of 2008	11.70	2.06
First quarter of 2009	5.60	2.02
Second quarter of 2009	7.90	2.86
Third quarter of 2009	6.42	4.22
Fourth quarter of 2009	5.28	3.50
First quarter of 2010	6.15	4.32
Second quarter of 2010	8.75	4.91
Third quarter of 2010	12.72	6.05
Fourth quarter of 2010	15.34	7.90

Annual and Monthly Highs and Lows
2008 (from January 29, 2008)	29.48	2.06
2009	7.90	2.02
2010	15.34	4.32
September	12.72	8.90
October	15.34	11.39
November	14.13	8.15
December	9.60	7.90
2011
January	11.45	8.86
February	13.25	10.46
March (through March 7)	9.95	8.90

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

Transfer of Shares. Certificated shares in our company may be transferred by a written instrument of transfer signed by the transferor and containing the name and address of the transferee, but in the absence of such written evidence of transfer the directors may accept such evidence of a transfer of shares as they consider appropriate. We may also issue shares in uncertificated form. We shall not be required to treat a transferee of a registered share in our Company as a member until the transferee’s name has been entered in the register of members.

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

Liquidation. In the case of the distribution of assets by a voluntary liquidator on a winding-up of our company, subject to payment of, or to discharge of, all claims, debts, liabilities and obligations of our company any surplus assets shall then be distributed amongst the Shareholders according to their rights and interests in our company according to our Memorandum and Articles. If the assets available for distribution to members shall be insufficient to pay the whole of the paid up capital, such assets shall be shared on a pro rata basis amongst members entitled to them by reference to the number of fully paid up shares held by such members respectively at the commencement of the winding up.

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

European Union Directive on the Taxation of Savings Income (Directive 2003/48/EC)

The European Union has formally adopted a new Directive regarding the taxation of savings income. From July 1, 2005, member states are required to provide to the tax authorities of another member state details of payments of interest and other similar income paid by a person within its jurisdiction to or for an individual resident in that other member state, except that Austria, Belgium and Luxembourg instead impose a withholding system for a transitional period (unless during such period they elect otherwise).

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

The following discussion does not address the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks and other financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	traders that elect to use a mark-to-market method of accounting;

•	U.S. expatriates;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding ADSs or shares as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock;

•	persons who acquired ADSs or shares pursuant to the exercise of any employee share option or otherwise as compensation; or

•	partnerships or other pass-through entities, or persons holding ADSs or shares through such entities.

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

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement have been and will be complied with in accordance with their terms. If you beneficially own ADSs, you should be treated as the beneficial owner of the underlying shares represented by those ADSs for U.S. federal income tax purposes.

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

Taxation of dividends and other distributions on the ADSs or shares

Subject to the passive foreign investment company rules discussed below, the gross amount of any distributions we make to you with respect to the ADSs or shares (including the amount of any taxes withheld therefrom) will generally be includible in your gross income as dividend income on the date of receipt by the depositary, in the case of ADSs, or by you, in the case of shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, such excess amount will be treated first as a tax-free return of your tax basis in your ADSs or shares, and then, to the extent such excess amount exceeds your tax basis, as capital gain. We currently do not, and we do not intend to, calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. Any dividends we pay will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2013, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) our ADSs or shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are neither a passive foreign investment company nor treated as such with respect to you for our taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, common or ordinary shares, or ADSs representing such shares, are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the NYSE, as are our ADSs (but not our shares). If we are treated as a PRC “resident enterprise” for PRC tax purposes (see “Item 3. Key Information—D. Risk Factors—Risks Related To Doing Business In China—Expiration of, or changes to, current PRC tax incentives that our business enjoys could have a material adverse effect on our results of operations”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC. You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for any dividends paid with respect to the ADSs or shares, as well as the effects of any change in applicable law after the date of this annual report.

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

Any gain or loss that you recognize on a disposition of our ADSs or shares will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes. However, if we are treated as a PRC “resident enterprise” for PRC tax purposes, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. In such event, if PRC taxes were to be imposed on any gain from the disposition of the ADSs or shares (see “Item 3. Key Information—D. Risk Factors—Risks Related To Doing Business In China—Under the Enterprise Income Tax Law, dividends payable by us and gains on the disposition of our shares or ADSs could be subject to PRC taxation”), a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income. You should consult your tax advisors regarding the proper treatment of gain or loss in your particular circumstances.

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

Based on the value of our assets and the composition of our income and assets, we do not believe that we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2010. In addition, we do not expect to be a PFIC for our current taxable year ending December 31, 2011 or any future taxable year. We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2011 or any future taxable year. Because the value of our assets for purposes of the asset test will generally be determined by reference to the market price of our ADSs or shares, fluctuations in the market price of the ADSs or shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC.

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

A U.S. Holder of “marketable stock” (as defined below) of a PFIC may make a mark-to-market election for such stock to elect out of the PFIC rules described above regarding excess distributions and recognized gains. If you make a mark-to-market election for the ADSs or shares, you will include in gross income for each year that we are a PFIC an amount equal to the excess, if any, of the fair market value of the ADSs or shares you hold as of the close of your taxable year over your adjusted basis in such ADSs or shares. You will be allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the ADSs or shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as any gain from the actual sale or other disposition of the ADSs or shares, will be treated as ordinary income. If you make a valid mark-to-market election, any distribution that we make would generally be subject to the tax rules discussed above under “—Taxation of dividends and other distributions on the ADSs or shares,” except that the lower capital gains rate applicable to qualified dividend income generally would not apply.

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

Information reporting and backup withholding

Dividend payments with respect to ADSs or shares and proceeds from the sale, exchange or other disposition of ADSs or shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder that furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or that is otherwise exempt from backup withholding. U.S. Holders that are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue

Service Form W-9. Certain individuals holding the ADSs or ordinary shares other than in an account at certain financial institutions may be subject to additional information reporting requirements. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

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

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, inflation as measured by the consumer price index in China was 5.9%, negative 0.7% and 3.3% in 2008, 2009 and 2010, respectively.

Foreign Exchange Risk

Our sales in China are denominated in Renminbi, and our export sales are generally denominated in U.S. dollars and other currencies. Our costs and capital expenditures are largely denominated in Renminbi and foreign currencies, including U.S. dollars, euro and Japanese Yen. Fluctuations in currency exchange rates, particularly between the U.S. dollar and Renminbi and between the euro and Renminbi, could have a significant impact on our financial condition and results of operations, affect our gross and operating profit margins, and result in foreign exchange and operating gains or losses. For example, as of December 31, 2009 and 2010, we held $108.0 million and $81.5 million in accounts receivable, respectively, some of which were denominated in U.S. dollars. Had we converted all of our accounts receivable as of either date into Renminbi at an exchange rate of RMB6.6000 for $1.00, the exchange rate as of December 31, 2010, our accounts receivable would have been RMB712.8 million and RMB537.9 million as of December 31, 2009 and December 31, 2010, respectively. Assuming that Renminbi appreciates by a rate of 10% to an exchange rate of RMB5.9400, we would record a loss in the fair value of our accounts receivable in Renminbi terms. A 10% appreciation of Renminbi would result in our holding Renminbi equivalents of RMB641.5 million and RMB484.1 million in accounts receivable as of December 31, 2009 and December 31, 2010, respectively. These amounts would therefore reflect a theoretical loss of RMB71.3 million and RMB53.8 million for our accounts receivable as of December 31, 2009 and December 31, 2010, respectively. This calculation model is based on multiplying our accounts receivable, which are held in U.S. dollars, by a smaller Renminbi equivalent amount resulting from an appreciation of Renminbi. This calculation model does not take into account optionality nor does it take into account the use of financial instruments.

We incurred foreign currency exchange losses of approximately $3.1 million, $1.4 million and $1.8 million in 2008, 2009 and 2010, respectively. Our risk management strategy includes the use of derivative and non-derivative financial instruments as hedges of foreign currency exchange risk, whenever management determines their use to be reasonable and practical. This strategy does not permit the use of derivative financial instruments for trading purposes, nor does it allow for speculation. The purpose of our foreign currency derivative activities is to protect us from the risk that the U.S. dollar net cash flows resulting from forecasted foreign currency-denominated transactions will be negatively affected by changes in exchange rates. We use foreign currency forward exchange contracts to offset changes in the amount of future cash flows associated with certain third-party sales expected to occur within the next two years. Gains or losses on those contracts are recognized in other income in the consolidated income statements. The recognition of gains or losses resulting from changes in the values of those derivative instruments is based on the use of each derivative instrument. We had net losses of $89,683 and $7.1 million on derivative instruments from foreign currency forward exchange contracts in 2009 and 2010, respectively.

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

	As of December 31,
	2008	2009	2010
	(in thousands)
100 basis point increase
Decrease in loss and increase in equity	$1,653	$3,576	$4,529

A 100 basis point decrease would have had the equal but opposite effect to the amounts shown above, assuming all other variables remain constant.

ITEM 12. DESCRIPTION	OF SECURITIES OTHER THAN EQUITY SECURITIES

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

Persons depositing or withdrawing shares must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

•    Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

•    Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.02 (or less) per ADS	• Any cash distribution to ADS registered holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities that are distributed by the depositary to ADS registered holders

Persons depositing or withdrawing shares must pay:	For:
$.02 (or less) per ADSs per calendar year	• Depositary services

Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) • Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for expenses we incur that are related to the administration and maintenance of our ADS facility including, but not limited to, investor relations expenses, the annual NYSE listing fees, ADS offering expenses or any other program related expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. The annual reimbursement is also conditioned on certain requirements and criteria and will be adjusted proportionately to the extent such requirements or criteria are not met. For 2010, the depositary waived a total of $102,234 in payments that we owed to the depositary for certain shareholder meeting and registered holders services the depositary performed for us, but did not otherwise pay us any annual reimbursement.

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

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2010.

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

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, Deloitte Touche Tohmatsu CPA Ltd., who has also audited our consolidated financial statements for the year ended December 31, 2010, has audited the effectiveness of our internal control over financial reporting as of December 31, 2010, as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

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

	For the Year Ended December 31,
	2008	2009	2010
	(in thousands)
Audit fees(1)	$1,250	$985	$1,019
Audit-related fees(2)	320	232	40
Tax fees	80	124	80
Other fees	—	—	—

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements and the review of our comparative interim financial statements.
(2)	“Audit related fees” represents aggregate fees billed for professional services rendered by our independent registered public accounting firm for the assurance and related services rendered in connection with our filing of Form F-3.

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

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of ReneSola Ltd are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1*	Memorandum and Articles of Association, as amended

2.1	Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.1 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

2.2	Registrant’s Specimen Certificate for Shares (incorporated by reference to Exhibit 4.2 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

2.3	Form of Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

4.1*	2007 Share Incentive Plan, amended and restated as of August 20, 2010

4.2	Form of Indemnification Agreement with the Registrant’s Directors (incorporated by reference to Exhibit 10.2 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

4.3	Service Agreement among the Registrant, Zhejiang Yuhui Solar Energy Source Co., Ltd. and Xianshou Li dated as of May 22, 2006 (incorporated by reference to Exhibit 10.3 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

4.4	Employment Contract between the Registrant and Charles Xiaoshu Bai dated as of June 10, 2009 (incorporated by reference to Exhibit 4.4 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 10, 2009)

4.5	Employment Agreement among the Registrant, ReneSola America Inc. and Panjian Li dated as of October 29, 2006 (incorporated by reference to Exhibit 10.7 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

4.6	Employment Contract between the Registrant and Julia Xu dated as of March 2, 2009 (incorporated by reference to Exhibit 4.7 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 10, 2009)

4.7*	English Translation of Employment Contract between Zhejiang Yuhui Energy Source Co., Ltd. and Huazhang Ding dated as of August 27, 2009

Exhibit Number	Description of Document

4.8	English Translation of Equity Joint Venture Contract between the Registrant and Linzhou Zhongsheng Steel Co., Ltd. dated as of August 3, 2007 (incorporated by reference to Exhibit 10.31 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

4.9	English Translation of Purchase Contract between Wuxi Suntech Power Co., Ltd. And Zhejiang Yuhui Solar Energy Source Co, Ltd. dated as of September 30, 2007 (incorporated by reference to Exhibit 10.32 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

4.10	English Translation of Polysilicon Supply Contract between Sichuan Yongxiang Polysilicon Co., Ltd. and Zhejiang Yuhui Energy Source Co, Ltd. dated as of October 16, 2007 (incorporated by reference to Exhibit 10.34 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

4.11	English Translation of Polysilicon Purchase and Sales Contract between Daqo New Material Co., Ltd. and Zhejiang Yuhui Solar energy Source Co., Ltd. dated as of October 31, 2007 (incorporated by reference to Exhibit 10.39 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

4.12	English Translation of Products Purchase and Sales Contract between Jingao Solar Co., Ltd. and Zhejiang Yuhui Solar Energy Source Co., Ltd. dated as of December 13, 2007 (incorporated by reference to Exhibit 10.40 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

4.13	English Translation of Loan Agreement between Sichuan ReneSola Silicon Material Co., Ltd. and Bank of Construction dated as of January 24, 2009 (incorporated by reference to Exhibit 4.26 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 10, 2009)

4.14	English Translation of Guarantee Contract among China Construction Bank, Xiahe Lian and Xianshou Li date as of January 24, 2009 (incorporated by reference to Exhibit 4.27 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 10, 2009)

4.15	Contract between ALD Vacuum Technologies GmbH and Zhejiang Yuhui Solar Energy Source Co., Ltd. dated as of July 15, 2008 (incorporated by reference to Exhibit 4.28 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 10, 2009)

4.16	Contract between BP Solar International Inc. and ReneSola Singapore Pte., Ltd. dated as of January 19, 2009 (incorporated by reference to Exhibit 4.29 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 10, 2009)

4.17	English Translation of Lease Agreement between Zhejiang Yuhuan and Zhejiang Yuhui dated January 1, 2009 (incorporated by reference to Exhibit 4.30 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 7, 2010)

4.18	English Translation of Employment Contract between Zhejiang Yuhui Solar Energy Source Co., Ltd. and Songde Huang dated as of December 30, 2009 (incorporated by reference to Exhibit 4.31 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 7, 2010)

4.19	English Translation of Employment Contract between Zhejiang Yuhui Solar Energy Source Co., Ltd. and Cheng Wang dated as of January 4, 2010 (incorporated by reference to Exhibit 4.32 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 7, 2010)

Exhibit Number	Description of Document

4.20	English Translation of Employment Contract between Zhejiang Yuhui Solar Energy Source Co., Ltd. and Zhidong Zheng dated as of January 20, 2009 (incorporated by reference to Exhibit 4.33 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 7, 2010)

8.1*	Subsidiaries of the registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Harney Westwood & Riegels

15.2*	Consent of Haiwen & Partners

15.3*	Consent of Deloitte Touche Tohmatsu CPA Ltd.

*	Filed with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RENESOLA LTD

By:	/s/ Xianshou Li
Name:	Xianshou Li
Title:	Director and Chief Executive Officer

Date: March 8, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ReneSola Ltd:

We have audited the accompanying consolidated balance sheets of ReneSola Ltd and subsidiaries (the “Company”) as of December 31, 2009 and 2010, and the related consolidated income statements, consolidated statements of changes in equity and comprehensive income (loss), and consolidated cash flows for each of the three years in the period ended December 31, 2010 and the related financial statement schedule included in Schedule I. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of ReneSola Ltd and subsidiaries as of December 31, 2009 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 7, 2011 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/    Deloitte Touche Tohmatsu CPA Ltd.

Deloitte Touche Tohmatsu CPA Ltd.

Shanghai, China

March 7, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ReneSola Ltd:

We have audited the internal control over financial reporting of ReneSola Ltd and subsidiaries (the “Company”) as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and the related financial statement schedule as of and for the year ended December 31, 2010 of the Company and our report dated March 7, 2011 expressed an unqualified opinion on those financial statements and financial statement schedule.

/s/    Deloitte Touche Tohmatsu CPA Ltd.

Deloitte Touche Tohmatsu CPA Ltd.

Shanghai, China

March 7, 2011

RENESOLA LTD

CONSOLIDATED BALANCE SHEETS

(Amounts expressed in U.S. dollars)

	As of December 31,
	2009	2010
ASSETS
Current assets:
Cash and cash equivalents	$106,807,945	$290,701,669
Restricted cash	25,266,358	33,640,407
Available-for-sale investment	6,207,119	3,331,540
Accounts receivable, net of allowances for doubtful accounts of $114,271 and $2,412,695 as of December 31,2009 and 2010, respectively	107,986,540	81,540,094
Inventories	137,844,182	170,598,793
Advances to suppliers—current	12,091,913	26,315,038
Amounts due from related parties	439,503	389,091
Value added tax recoverable	51,842,962	44,102,175
Prepaid expenses and other current assets	7,325,662	16,946,345
Derivative assets	—	11,659,723
Deferred convertible bond issue costs	86,002	—
Deferred tax assets	24,325,502	14,762,758

Total current assets	480,223,688	693,987,633

Property, plant and equipment, net	702,815,884	801,471,848
Prepaid land use right	23,137,371	37,188,981
Other intangible assets	1,349,274	—
Deferred tax assets	40,227,229	8,525,910
Advances for purchases of property, plant and equipment	20,840,441	26,930,088
Advances to suppliers—non-current	8,071,801	13,743,176
Other long-lived assets	2,839,955	2,753,214
Goodwill	5,323,406	5,323,406

Total assets	$1,284,829,049	$1,589,924,256

See notes to consolidated financial statements.

RENESOLA LTD

CONSOLIDATED BALANCE SHEETS—(Continued)

(Amounts expressed in U.S. dollars)

	As of December 31,
	2009	2010
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowing	$358,634,285	$400,797,904
Accounts payable	93,406,183	220,798,309
Advances from customers—current	53,851,586	57,396,476
Amounts due to related parties	23,874	24,691
Convertible bond payable—current	32,474,501	—
Derivative liabilities	—	1,380,585
Income tax payable	3,585,996	12,416,684
Deferred tax liabilities	70,488	1,778,355
Other current liabilities	67,803,835	79,633,135

Total current liabilities	609,850,748	774,226,139

Long-term borrowings	189,279,292	121,515,030
Advances from customers—non-current	78,578,381	76,080,371
Deferred gains	6,510,622	20,604,133
Other long-term liabilities	4,347,075	11,034,087

Total liabilities	888,566,118	1,003,459,760

Commitments and contingencies (see Note 18)
Equity
Common shares (no par value; 250,000,000 and 500,000,000 shares authorized at December 31, 2009 and 2010, respectively; 172,624,912 issued and outstanding at December 31, 2009 ;174,596,912 shares issued and 173,846,412 shares outstanding at December 31,2010)	413,752,964	422,039,086
Additional paid-in capital	21,065,401	19,857,905
Retained earnings (accumulated deficit)	(60,609,305)	108,386,781
Accumulated other comprehensive income	22,053,871	36,180,724

Total equity	396,262,931	586,464,496

Total liabilities and equity	$1,284,829,049	$1,589,924,256

See notes to consolidated financial statements

RENESOLA LTD

CONSOLIDATED INCOME STATEMENTS

(Amounts expressed in U.S. dollars, except number of shares and per share data)

	Years ended December 31,
	2008	2009	2010
Net revenues:
Product sales	$580,374,536	$488,507,712	$1,127,537,872
Processing services	89,991,568	21,897,067	78,040,989

Total net revenues	670,366,104	510,404,779	1,205,578,861

Cost of revenues
Product sales	631,677,378	541,569,928	807,457,192
Processing services	52,998,555	12,036,661	50,157,941

Total cost of revenues	684,675,933	553,606,589	857,615,133

Gross profit (loss)	(14,309,829)	(43,201,810)	347,963,728

Operating expenses:
Sales and marketing	619,684	5,398,559	8,359,858
General and administrative	23,193,809	29,083,848	43,314,291
Research and development	9,713,621	14,506,591	36,262,716
Impairment loss on property, plant and equipment	763,426	—	—
Other operating expense (income)	(84,012)	(1,632,857)	14,082,643

Total operating expenses	34,206,528	47,356,141	102,019,508

Income (loss) from operations	(48,516,357)	(90,557,951)	245,944,220

Non-operating expenses:
Interest income	(1,782,695)	(1,715,675)	(1,835,016)
Interest expense	11,869,167	17,122,262	23,245,598
Foreign exchange loss	3,096,699	1,433,404	1,813,711
Fair value change on derivatives	—	—	(9,428,116)
Investment loss	—	—	3,160,044
Gain on repurchase of convertible bonds	—	(7,995,337)	(5,891)
Other-than-temporary impairment loss on available-for- sale investment	—	13,366,936	—

Total non-operating expenses	13,183,171	22,211,590	16,950,330

Income (loss) before income tax, noncontrolling interests and equity in earnings (loss) of investee	(61,699,528)	(112,769,541)	228,993,890
Income tax benefit (loss)	2,420,260	41,156,343	(59,997,804)
Equity in earnings (loss) of investee, net of tax	5,175,046	(290,469)	—

Net income (loss)	(54,104,222)	(71,903,667)	168,996,086
Less: net loss attributed to noncontrolling interests	(801,904)	—	—

Net income (loss) attributed to holders of common shares	$(54,906,126)	$(71,903,667)	$168,996,086

Earnings (loss) per share
Basic	$(0.43)	$(0.49)	$0.98

Diluted	$(0.43)	$(0.49)	$0.97

Weighted average number of shares used in computing earnings per share
Basic	127,116,062	147,553,679	172,870,921

Diluted	127,116,062	147,553,679	175,111,731

See notes to consolidated financial statements

RENESOLA LTD

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY AND COMPREHENSIVE INCOME (LOSS)

(Amount expressed in U.S. dollars, except number of shares)

	Common shares		Additional paid-in capital	Retained earnings (accumulated deficit)	Accumulated other comprehensive income	Non controlling interest	Total equity	Total Comprehensive income (loss)
	Shares	Amount
Balance at January 1, 2008	100,000,032	$36,265,997	$14,826,696	$66,200,488	$8,415,476	$9,216,908	$134,925,565	$50,133,006

Share-based compensation	—	—	3,087,288	—	—	—	3,087,288	—
Issuance of common shares	37,524,880	315,536,270	—	—	—	—	315,536,270	—
Share issuance costs	—	(21,524,196)	—	—	—	—	(21,524,196)	—
Issuance of common shares upon restricted shares and stock option exercise	100,000	387,516	(144,756)	—	—	—	242,760	—
Net loss	—	—		(54,906,126)	—	801,904	(54,104,222)	(54,104,222)
Decrease due to deconsolidation	—	—	—	—	—	(9,739,733)	(9,739,733)	—
Foreign exchange translation adjustment	—	—	—	—	13,663,748	—	13,663,748	13,663,748

Balance at December 31, 2008	137,624,912	$330,665,587	$17,769,228	$11,294,362	$22,079,224	279,079	$382,087,480	$(40,440,474)
Repurchase of convertible bonds	4,000,000	14,979,469	—	—	—	—	14,979,469	—
Issuance of common shares	31,000,000	73,625,000	—	—	—	—	73,625,000	—
Share issuance costs	—	(5,517,092)	—	—	—	—	(5,517,092)	—
Share-based compensation	—	—	3,296,173	—	—	—	3,296,173
Net loss	—	—	—	(71,903,667)	—	—	(71,903,667)	(71,903,667)
Decrease due to deconsolidation	—	—	—	—	—	(279,079)	(279,079)	—
Foreign exchange translation adjustment	—	—	—	—	(25,353)	—	(25,353)	(25,353)

Balance at December 31, 2009	172,624,912	$413,752,964	$21,065,401	$(60,609,305)	$22,053,871	—	$396,262,931	$(71,929,020)
Changes in fair value of AFS	—	—	—	—	(2,329,761)	—	(2,329,761)	(2,329,761)
Changes in fair value of cash flow hedges	—	—	—	—	(713,497)	—	(713,497)	(713,497)
Share exercised by employees	1,221,500	8,286,122	(5,142,061)	—	—	—	3,144,061	—
Share-based compensation	—	—	3,934,565	—	—	—	3,934,565	—
Net profit	—	—	—	168,996,086	—	—	168,996,086	168,996,086
Foreign exchange translation adjustment	—	—	—	—	17,170,111	—	17,170,111	17,170,111
Balance at December 31, 2010	173,846,412	$422,039,086	$19,857,905	$108,386,781	$36,180,724	—	$586,464,496	$183,122,939

See notes to consolidated financial statements

RENESOLA LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts expressed in U.S. dollars)

	Years ended December 31,
	2008	2009	2010
Operating activities:
Net income (loss)	$(54,104,222)	$(71,903,667)	$168,996,086
Adjustment to reconcile net income to net cash used in operating activities:
Equity in earnings of investee	(5,175,046)	290,469	—
Investment income			3,160,043
Inventory write-down	138,429,300	71,252,806	1,165,610
Depreciation and amortization	15,517,433	32,745,074	56,353,672
Amortization of deferred convertible bond issuance costs and premium	3,121,333	3,510,773	332,668
Allowance of doubtful receivables , advance to suppliers and prepayment for purchases of property, plant and equipment	4,027,423	9,872,894	3,919,044
Prepaid land use right expensed	256,538	439,624	—
Change in fair value of derivatives	(574,454)	(1,171)	(9,428,116)
Share-based compensation	3,087,288	3,296,174	3,934,566
Loss on impairment of long-lived assets	763,426	—	—
Loss on disposal of long-lived assets	5,638	12,798	1,254,267
Gain on early extinguishment of debt, net of inducement charges	—	(7,995,337)	(5,891)
Gain from advance restructuring	—	(554,731)	—
Other-than-temporary impairment loss on available-for-sale investment	—	13,366,936	—
Changes in operating assets and liabilities:
Accounts receivable	(34,936,540)	(62,658,713)	26,886,223
Inventories	(204,846,808)	(1,721,040)	(28,433,451)
Advances to suppliers	(9,253,655)	23,888,226	(32,383,209)
Amounts due from related parties	29,308,471	(11,807,383)	63,815
Value added tax recoverable	(13,312,210)	(33,376,658)	9,276,785
Prepaid expenses and other current assets	(13,901,942)	5,041,008	(11,130,425)
Prepaid land use right	(1,628,439)	—	11,172,445
Accounts payable	23,185,315	38,022,985	121,462,667
Advances from customers	89,948,367	(23,220,017)	(1,362,227)
Income tax payables	3,375,044	152,617	9,555,345
Other current liabilities	280,415	1,429,813	18,933,622
Other long-term liabilities	1,228,433	(472,518)	(138,861)
Accrued warranty cost	—	561,424	5,260,590
Deferred tax assets	(9,615,351)	(43,850,841)	44,325,073

Net cash used in operating activities	(34,814,243)	(53,678,455)	403,170,341

RENESOLA LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

(Amounts expressed in U.S. dollars)

	Years ended December 31,
	2008	2009	2010
Investing activities:
Purchases of property, plant and equipment	(208,312,476)	(358,084,269)	(137,714,729)
Advances for purchases of property, plant and equipment	(128,974,659)	132,290,980	(6,816,721)
Purchases of other long-lived assets	(1,037,722)	(1,411,489)	1,186,219
Cash received from government subsidy	6,030,669	5,959,476	2,407,787
Proceeds from disposal of property, plant and equipment	1,232	—	149,937
Proceeds from disposal of investment	6,335,472	(634,552)	—
Changes in restricted cash	(5,827,679)	(18,958,147)	(7,323,041)
Cash decreased due to deconsolidation	(4,415,577)	—	—
Cash consideration for acquisition, net of cash received	—	(16,831,050)	—
Net proceeds from redemption of financial assets	—	—	(3,160,043)

Net cash used in investing activities	(336,200,740)	(257,669,051)	(151,270,591)

Financing activities:
Proceeds from bank borrowings	269,480,182	767,191,912	665,007,359
Repayment of bank borrowings	(141,403,468)	(445,677,335)	(708,249,446)
Proceeds from issuance of common shares	315,536,270	73,625,000	—
Cash paid for share issuance cost	(21,524,196)	(5,265,134)	—
Proceeds from exercise of stock options	242,760	—	3,144,830
Cash paid for repurchase of convertible bonds	—	(84,121,078)	(32,715,276)
Dividend paid to minority shareholder	(102,862)	—	—
Cash received from related parties	15,000	—	—
Cash paid to related parties	(15,000)	—	—

Net cash provided by financing activities	422,228,686	305,753,365	(72,812,533)

Effect of exchange rate changes	7,983,581	68,290	4,806,507

Net increase (decrease) in cash and cash equivalent	59,197,284	(5,525,851)	183,893,724
Cash and cash equivalents, beginning of year	53,136,512	112,333,796	106,807,945

Cash and cash equivalents, end of year	$112,333,796	$106,807,945	$290,701,669

Supplemental schedule of non-cash transactions
Payables for purchase of property, plant and equipment	$31,172,658	$51,214,481	$42,918,003
Contribution from shareholders of variable interest entity in the form of property and equipment	$7,886,300	$—	$—
Prepayment settled with equity interest	$—	$19,019,325	$—

Supplemental disclosure of cash flow information
Interest paid	$12,681,771	$23,852,308	$29,679,865
Income tax paid (return)	$8,123,251	$(552,613)	$2,890,157

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

The following table lists all subsidiaries of the Company as of December 31, 2010:

Subsidiaries	Date of acquisition	Date of incorporation	Place of incorporation	Percentage of ownership
Zhejiang Yuhui Solar Energy Source Co., Ltd. (“Zhejiang Yuhui”)	N/A	August 7, 2003	People’s Republic of China (“PRC”)	100%
ReneSola America Inc. (“ReneSola America”)	N/A	November 12, 2006	United States of America	100%
ReneSola Singapore Pte Ltd. (“ReneSola Singapore”)	N/A	March 28, 2007	Singapore	100%
Sichuan ReneSola Silicon Material Co., Ltd. (“Sichuan ReneSola”)	N/A	August 25, 2007	PRC	100%
Yuneng Enterprise Consulting (Shanghai) Co., Ltd (“ReneSola Shanghai”)	N/A	March 20, 2009	PRC	100%
Wuxi Jiacheng Solar Energy Technology Co., Ltd. (“JC Solar”)	May 31, 2009	November 8, 2005	PRC	100%
Zhejiang ReneSola Photovoltaic Materials Co., Ltd. (“Zhejiang ReneSola”)	N/A	April 30, 2010	PRC	100%
Sichuan Ruiyu Photovoltaic Materials Co., Ltd. (“Sichuan Ruiyu”)	N/A	August 24, 2010	PRC	100%
Sichuan Ruisheng Photovoltaic Materials Co., Ltd. (“Sichuan Ruisheng”)	N/A	November 23, 2010	PRC	100%
Sichuan Ruixin Photovoltaic Materials Co., Ltd. (“Sichuan Ruixin”)	N/A	November 22, 2010	PRC	100%

Zhejiang Yuhui commenced operations in July 2005. ReneSola America commenced operations in November 2006. ReneSola Singapore commenced operations in May 2007. ReneSola Malaysia commenced operations in October 2007 and was sold in March 2009. Sichuan ReneSola commenced operations in July 2009. JC Solar was acquired on May 31, 2009. ReneSola Shanghai, Zhejiang ReneSola, Sichuan Ruiyu, Sichuan Ruisheng and Sichuan Ruixin had not commenced operations as of December 31, 2010.

RENESOLA LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

In December 2008, the Company sold its equity interest of 49% in the Joint Venture to Zhongsheng Steel for consideration of RMB200,000,000, comprising proceeds of RMB40,000,000 ($5,862,960) in cash and RMB 4,000,000 ($586,296) in the form of a credit towards current purchase of polysilicon. The remaining consideration of RMB156,000,000 ($22,979,328) was receivable in cash or to be applied to future purchases of polysilicon from the Former Joint Venture, at the Company’s option. Additionally, the sales agreement superseded the Company’s obligation to purchase the Joint Venture’s output. The sales agreement required the Former Joint venture to supply polysilicon to the Company at market prices for a three-year period.

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

RENESOLA LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

(d) Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of these financial statements and the reported amounts of revenues and expenses for the reporting periods presented. Actual results could materially differ from these estimates. Significant accounting estimates which are susceptible to change as more information becomes available include allowances for doubtful receivables and advances to suppliers, lower of cost or market charges and other provisions for inventories, accrued liabilities, valuation allowances for long-term prepayments, valuation of deferred tax assets, accruals of warranty costs, useful lives of property, plant and equipment and recoverability of the carrying value of long-lived assets, the determination of fair value of financial instruments, assumptions used in foreign exchange forward contracts and valuation of derivative and other financial instruments, impairment of goodwill, assumptions used to measure other-than-temporary-impairment for long-term equity investment and valuation of share-based compensation inclusive of forfeiture rates of stock options.

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

RENESOLA LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

(h) Investments

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

RENESOLA LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(i) Advances to suppliers and advances for purchase of property, plant and equipment

In order to secure a stable supply of silicon materials and construction materials, the Company makes advance payments to suppliers for raw material supplies and advances on purchases of long-lived assets which are offset against future deliveries. Advances to suppliers for purchases expected within twelve months as of each balance sheet date are recorded as advances to suppliers in current assets. Future balances are recorded in non-current advance to suppliers. As of December 31, 2009 and 2010, advances to suppliers in current assets were $12,091,913 and $26,315,038, respectively, and non-current advances to suppliers for silicon raw material supplies were $8,071,801 and $13,743,176, respectively. Prepayments for property, plant and equipment are recorded in non-current assets and were $20,840,441 and $26,930,088 as of December 31, 2009 and 2010, respectively. The Company does not require collateral or other security against its advances to suppliers. As the result, the Company’s claims for such prepayments are unsecured, which exposes the Company to the suppliers’ credit risk. The Company performs ongoing credit evaluations of the financial condition of its suppliers. As of December 31, 2009 and 2010, prepayments made to individual suppliers in excess of 10% of total advances and prepayments to suppliers are as follows:

	At December 31,
	2009	2010
Supplier A	$265,175	—
Supplier B	$10,923,471	$10,418,222
Supplier C	$2,847,963	$11,011
Supplier D	$2,040,000	—
Supplier E	—	$6,540,000
Supplier F	—	$9,845,337

As of December 31, 2009 and 2010, advances for purchases of property, plant and equipment in excess of 10% of total advances and prepayments to equipment suppliers are as follows:

	At December 31,
	2009	2010
Supplier A	—	$7,667,871
Supplier B	—	$7,186,659
Supplier C	$6,466,321	—
Supplier D	—	$2,921,619
Supplier E	$4,145,978	$279,082

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

RENESOLA LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Expenses recognized and offset against prepaid land use rights were $256,538, $439,624 and $715,405 for the years ended December 31, 2008, 2009 and 2010, respectively.

(o) Impairment of long-lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable or that the useful life is shorter than originally estimated. The Company assesses recoverability of the long-lived assets by comparing the carrying amount of the assets to the estimated future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. The Company recognizes an impairment loss in the event the carrying amount exceeds the estimated future undiscounted cash flows attributable to such assets, measured as the difference between the carrying amount of the assets and the fair value of the impaired assets. The impairment loss of long-lived assets was $763,426, $ nil and $nil for the years ended December 31, 2008, 2009 and 2010, respectively. The impairment loss incurred in fiscal year 2008 was related to the impairment of long-lived assets of ReneSola Malaysia.

RENESOLA LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(p) Deferred convertible bond issuance costs

The issuance costs of the Company’s Convertible Bond due 2012 (“Convertible Bonds”) in the amount of $4,796,875 were deferred and amortized on a straight-line basis, which approximates the effective interest rate method, from March 26, 2007, the date of issuance, to March 26, 2010, the earliest redemption date. The amortization expense was $1,573,614, $1,232,828 and $84,677 for the years ended December 31, 2008, 2009 and 2010, respectively.

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

The Company accounts for uncertainties in income taxes codified in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 740, “Income Taxes” (previously known as FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109), which clarifies the accounting and disclosure for uncertainty in tax positions. This guidance prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures.

(r) Revenue recognition

The Company sells solar power products including virgin polysilicon, monocrystalline and multicrystalline solar wafers and PV cells and modules. The Company also enters into agreements to process silicon materials into silicon ingots and wafers for customers. The Company recognizes revenues when persuasive evidence of an arrangement exists, the products are delivered and title and risk of loss has passed to customers, the price to the buyer is fixed and determinable, and collectability is reasonably assured. Revenue includes reimbursement of shipping and handling costs. Shipping and handling costs incurred on sale of products and included in sales and marketing expense were $78,705, $360,779 and $1,075,642 for the years ended December 31, 2008, 2009 and 2010, respectively. Sales agreements typically contain customary product warranties but do not contain any post-shipment obligations nor any return or credit provisions.

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

RENESOLA LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

(u) Warranty costs

The Company’s solar modules are typically sold with 10-25-year warranties against specified declines in the initial minimum power generation capacity at the time of delivery. The Company also provides warranties for solar modules against defects in materials and workmanship for a period of two years from the date of sale. Warranty cost is accrued as revenue is recognized. Due to the limited solar module manufacturing history, the Company does not have a significant history of warranty claim. Cost of warranties is estimated based on an assessment of the Company’s and competitors’ accrual history, industry-standard testing, estimates of failure rates from quality review and other assumptions that are considered to be reasonable under the circumstances. Actual warranty costs are accumulated and charged against accrued warranty liability. To the extent that actual warranty cost differs from the estimates, the Company will prospectively revise the accrual rate. Other assumptions are additional factors that affect estimates of warranty costs, including industry data for warranty claim activities for themselves and competitors and academic research. Such data is widely available. We acknowledge that such estimates are subjective, and we will continue to analyze our claim history and the performance of our products compared to our competitors, industry data for warranty claims and other assumptions such as academic research to determine whether our accrual is adequate. In addition, as a recent entrant in the market, the Company has adopted a warranty accrual rate of 1.0% of PV module revenues, based on its assessment of industry norms which also represents its best estimate to date. Should it begin to experience warranty claims differing from its accrual rate, the Company would prospectively revise the warranty accrual rate.

(v) Start-up costs

The Company expenses all costs incurred in connection with start-up activities, including pre-production costs associated with new manufacturing facilities and costs incurred with the formation of new subsidiaries, such as organization costs. Facilities and employee costs incurred in connection with constructing new manufacturing plants are included in general and administrative expense.

(w) Government grants

Government grants received by the Company consist of unrestricted grants and subsidies and restricted grants. Depending upon the nature of grant, government grants are recognized as either other operating income or as a reduction of property, plant and equipment.

RENESOLA LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company recorded $161,843, $1,661,588 and $1,059,995 for the years ended December 31, 2008, 2009 and 2010 in other operating income, respectively. Government grants related to property, plant and equipment are recorded as deferred liabilities and are amortized on a straight-line basis over the useful life of associated assets. The Company received government grant related to property, plant and equipment of $6,138,979, $5,959,476 and $13,986,478 during the years ended December 31, 2008, 2009 and 2010, respectively, and amortized $nil, $nil and $306,965 in other operating income for the years ended December 31, 2008, 2009 and 2010, respectively.

(x) Foreign currency

The functional currency of ReneSola Ltd is the United States Dollar (“U.S. dollar”). The functional currency of ReneSola’s subsidiaries in the PRC is Renminbi (“RMB”). The functional currency of ReneSola America and ReneSola Singapore is the U.S. dollar.

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

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Company’s cash and cash equivalents dominated in RMB amounted to RMB419,714,558 ($61,488,602)) and RMB1,887,831,492 ($286,034,789) at December 31, 2009 and 2010, respectively. And the Company’s restricted cash dominated in RMB amounted to RMB169,844,918 ($24,882,450) and RMB222,026,907 ($33,640,407) at December 31, 2009 and 2010, respectively.

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

RENESOLA LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

(z) Derivative financial instruments

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

The Company qualified for foreign currency cash flow hedge accounting with respect to certain foreign-currency forward exchange contracts that the company entered into hedge, for accounting purposes, changes in the cash flow of forecasted foreign currency denominated sales transactions within next two years attributable to changes in foreign currency exchange rate. When hedging relationships are highly effective, the effective portion of gain or loss on the derivative cash flow hedges is recorded in accumulated other comprehensive income, net of tax, until the underlying hedged transaction is recognized in the consolidated income statements. The ineffective portion of cash flow hedges, if any, is recognized in income immediately. The effectiveness of designated hedging relationships is tested and documented on at least quarterly basis. The company’s cash flow hedge is tested to be effective.

The loss from change in fair value of derivatives qualified for cash flow hedges reported in accumulated other comprehensive income was nil, nil and $713,497 as of December 31, 2008, 2009 and 2010, respectively. The amount reclassified into revenue in 2010 was $83,594. $835,476 is expected to be reclassified into revenue within the next twelve months.

The other derivatives do not qualify for hedge accounting. Accordingly, gains or losses resulting from changes in the values of those derivative instruments are recognized in fair value change on derivatives.

Net gain (loss) on derivative instruments from foreign currency forward exchange contracts was nil, ($89,683) and $7,136,109, in the years ended December 31, 2008, 2009 and 2010, respectively. As of December 31, 2010, the Company has outstanding foreign exchange forward contracts with a total notional amount of $712,875,000, including $151,355,000 qualified for hedge accounting.

As of December 31, 2010, the Company has $11,659,723 derivative assets and $2,964,318 derivative liabilities in total, including $840,596 derivative assets and $1,589,281 derivative liabilities qualified for hedge accounting, respectively.

RENESOLA LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

During 2010, the Company issued 750,500 ordinary shares to its share depository bank which will be used to settle stock option awards upon their exercise. No consideration was received by the Company for this issuance of ordinary shares. These ordinary shares are legally issued but are treated as escrowed shares for accounting purposes and therefore, have been excluded from the computation of earnings per share. Any ordinary shares not used in the settlement of stock option awards will be returned to the Company.

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

(ac) Comprehensive income (loss)

Comprehensive income is the change in equity during a period from transactions and other events and circumstances from non-shareholder sources. Components of the Company’s comprehensive income include net income, foreign currency translation adjustments, unrealized gains and losses on available-for-sale investments and fair value change of the derivatives qualify for hedge accounting.

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

(ae) Recently issued accounting pronouncements

1)

In October 2009, the FASB issued ASU 2009-13, “Revenue Recognition (Topic 605)—Multiple- Deliverable Revenue Arrangements” (previously EITF 08-1, “Revenue Arrangements with Multiple Deliverables”). This ASU addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. Specifically, this guidance amends the criteria for separating consideration in multiple-deliverable arrangements. This guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is based on: (a) vendor-specific objective evidence; (b) third-party evidence; or (c) estimates. This guidance

RENESOLA LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

also eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. In addition, this guidance significantly expands required disclosures related to a vendor’s multiple-deliverable revenue arrangements. This accounting standard will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The Company did not early adopt ASU 2009-13.

2)	In January 2010, the FASB issued ASU 2010-06, Consolidation (Topic 810)—Accounting and Reporting—Improving Disclosures about Fair Value Measurement”. ASU 2010-06 amends ASC820 (previously SFAS 157) to add new requirements for disclosures about (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2, and 3. The guidance in ASU 2010-06 is effective for the first reporting period beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. In the period of initial adoption, entities will not be required to provide the amended disclosures for any previous periods presented for comparative purposes. However, those disclosures are required for periods ending after initial adoption. Early adoption is permitted. The Company did not early adopt ASU 2010-06.

3)	In April 2010, the FASB issued ASU 2010-13, ”Compensation (Topic 718)—Stock Compensation”. This ASU addresses the classification of an employee share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trade. FASB Accounting Standards Codification Topic 718, Compensation—Stock Compensation, provides guidance on the classification of a share-based payment award as either equity or a liability. A share-based payment award that contains a condition that is not a market, performance, or service condition is required to be classified as a liability. Under Topic 718, awards of equity share options granted to an employee of an entity’s foreign operation that provide a fixed exercise price denominated in (1) the foreign operation’s functional currency or (2) the currency in which the employee’s pay is denominated should not be considered to contain a condition that is not a market, performance, or service condition. However, U.S generally accepted accounting principles (GAAP) do not specify whether a share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades has a market, performance, or service condition. Diversity in practice has developed on the interpretation of whether such an award should be classified as a liability when the exercise price is not denominated in either the foreign operation’s functional currency or the currency in which the employee’s pay is denominated. The adoption of this ASU did not have a material impact on the Company’s consolidated financial statements and related disclosures.

3. ACQUISITION OF JC SOLAR

On May 31, 2009, the Company completed the acquisition of JC Solar, in order to acquire JC Solar’s solar cell and module business as part of the Company’s vertical integration strategy. Total consideration for acquisition was approximately RMB140,300,000 ($20,548,338), in cash.

RENESOLA LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Goodwill, which represents the excess of the purchase price over the fair value of net tangible and identified intangible assets acquired, is not being amortized but is reviewed annually for impairment, or more frequently if impairment indicators arise, in accordance with authoritative guidance. In part, goodwill reflected the competitive advantages the Company expected to realize from the vertical integration strategy. Goodwill has been assigned to the cell and module segment and is expected to be deductible for tax purposes.

The Company recognized the acquired intangible assets—order backlog and customer relationship, based on the valuation results, conducted by an independent valuation firm. The fair values of the intangible assets were calculated using the income approach. The order backlog was valued as $219,752, and was fully amortized in 2009. The customer relationship was valued as $4,497,581, and $3,148,306 and $1,349,275 was amortized in 2009 and 2010, respectively.

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

RENESOLA LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4. ALLOWANCES FOR DOUBTFUL RECEIVABLES

Allowances for doubtful receivables are comprised of allowances for accounts receivable and allowances for other receivables. The Company made provision for doubtful debts of in the aggregate amount of $4,027,423, $9,872,894 and $3,919,044 during the year ended December 31, 2008, 2009 and 2010, respectively.

Analysis of allowances for accounts receivable is as follows:

	At December 31,
	2009	2010
Beginning of the year	$113,085	$114,271
Allowances made during the year	1,241	2,237,042
Foreign exchange effect	(55)	61,382

Closing balance	$114,271	$2,412,695

Analysis of allowances for other receivables is as follows:

	At December 31,
	2009	2010
Beginning of the year	$841,838	$9,456,014
Allowances made (reversal) during the year	8,608,538	42,379
Write off	—	(774,792)
Foreign exchange effect	5,638	9,996

Closing balance	$9,456,014	$8,733,597

Analysis of allowances for advances for purchases of property, plant and equipment is as follows:

	At December 31,
	2009	2010
Beginning of the year	—	$—
Allowances made (reversal) during the year	—	1,808,989
Write off	—	(943,340)
Foreign exchange effect	—	22,239

Closing balance	—	$887,888

Analysis of allowances for advances to suppliers is as follows:

	At December 31,
	2009	2010
Beginning of the year	$3,624,820	$4,887,683
Allowances made (reversal) during the year	1,263,115	(169,366)
Write-off	—	(133,587)
Foreign exchange effect	(252)	76,468

Closing balance	$4,887,683	$4,661,198

RENESOLA LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5. INVENTORIES

	At December 31,
	2009	2010
Raw materials	$54,401,080	$81,253,788
Work-in-process	52,177,788	69,820,115
Finished goods	31,265,314	19,524,890

Total inventories	$137,844,182	$170,598,793

In 2008, 2009 and 2010, inventory was written down by $138,429,300, $71,252,806 and $1,165,610, respectively, to reflect the lower of cost or market.

6. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net, comprise:

	At December 31,
	2009	2010
Buildings	$88,771,491	$151,404,817
Leasehold improvement	93,424	93,423
Plant and machinery	363,729,186	720,203,388
Motor vehicles	1,959,069	3,439,748
Office equipment	3,463,495	8,198,446

	458,016,665	883,339,822
Less: Accumulated depreciation	49,043,238	106,055,552

	408,973,427	777,284,270
Construction in progress	293,842,457	24,187,578

Property, plant and equipment, net	$702,815,884	$801,471,848

Construction in progress represents new production facilities under construction in Sichuan ReneSola and Zhejiang Yuhui. Depreciation expense for the years ended December 31, 2008, 2009 and 2010 was $15,472,703, $28,131,084 and $54,205,916 respectively.

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

RENESOLA LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Assets and liabilities carried at fair value as of December 31, 2010 are classified in the categories described above based on the lowest level input that is significant to the fair value measurement in its entirety.

Recurring change in fair value

The following table displays assets and liabilities measured on the Company’s consolidated balance sheet at fair value on a recurring basis subsequent to initial recognition:

	As of December 31, 2010
	Fair Value Measurements at Reporting Date Using
	Total Fair Value and Carrying Value on the Balance Sheet	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Available-for-sale investment	$3,331,540	$3,331,540	$—	$—
Cross currency forward exchange contracts—recorded as derivative assets	11,659,723	—	11,659,723	—
Cross currency forward exchange contracts—recorded as derivative liabilities	(2,964,318)	—	(2,964,318)	—

	$12,026,945	$3,331,540	$8,695,405	$—

	As of December 31, 2009
	Fair Value Measurements at Reporting Date Using
	Total Fair Value and Carrying Value on the Balance Sheet	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Available-for-sale investment	$6,207,119	$6,207,119	$—	$—

Available-for-Sale Investments—Investments in available-for-sale securities consist of equity shares of a publically listed company. The fair value is measured using the closing stock price from the exchange market as of the measurement date and is classified as Level 1 valuation.

On October 22, 2009, the Company obtained an equity interest in a Canadian listed company by settling an outstanding advance to this supplier for $19,019,325 whose common shares are traded on the Toronto Stock Exchange. The Company accounted for this investment as an available-for-sale investment, based on the closing price on October 22, 2009 and the shares obtained. The impairment loss of $13,366,936 in 2009 was recorded in non-operating expenses as other-than-temporary impairment, as the investment was experiencing significant liquidity issues and was a going concern and continued to be a going concern subsequent to the 2009 year end. The $3,331,540 balance represents the fair value of the investment based on subsequent measurements of the investment’s fair value. The unrealized fair value loss of $ 2,329,761, net of tax effect was recorded in other comprehensive income as temporary impairment based on the Company’s evaluation of the severity of the impairment, the duration of the impairment, the near-term prospects of the investee and the Company’s ability and intent to hold the investment for a reasonable period of time sufficient for a forecasted recovery of fair value.

Derivatives—These are primarily foreign currency forward contracts. As quoted prices in active markets for identical assets are not available, the Company uses quotes obtained from professional pricing sources. The

RENESOLA LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Company performs internal validation procedures on quotes from pricing sources using valuation techniques commonly used in the industry, and also considers the credit ratings of respective counterparties in determining the impact of risk of defaults on the valuation of derivative assets. These fair value measurements are classified as level 2.

Cash and cash equivalents, restricted cash, accounts receivable, accounts payable, accounts due to and from related parties, and short-term borrowings are carried at cost on the consolidated balance sheets and the carrying amount approximates their fair value because of the short-term nature of these financial instruments.

The carrying amount of the Company’s outstanding convertible notes as of December 31, 2009 and 2010 was $32.5 million and $nil, respectively. The estimated fair value of those debts was $30.8 million and $nil million, respectively, as of December 31, 2009 and 2010. The fair value was measured based on observable market quotes.

The Company’s long-term bank borrowing consists of floating rate loans that are reset annually. The carrying amount of long-term borrowings (including the current portions) was $233.5 million and $215.2 million as of December 31, 2009 and 2010, respectively. The estimated fair value of long-term borrowings (including the current portions) was $237 million and $214 million as of December 31, 2009 and 2010, respectively. The fair value is measured using discounted cash flow technique based on current rates for comparable loans on the respective valuation date.

8. INCOME TAXES

The tax (expense) benefit comprises:

	Years ended December 31,
	2008	2009	2010
Income (loss) before income tax
PRC	$(49,489,260)	$(84,461,049)	$221,358,721
Other jurisdictions	(12,210,268)	(28,308,492)	7,635,169

Total	$(61,699,528)	$(112,769,541)	$228,993,890

Current tax benefit (expense)
PRC	$(4,785,938)	$(2,686,662)	$(15,480,534)
Other jurisdictions	(2,409,153)	(7,838)	(158,198)

Subtotal	(7,195,091)	(2,694,500)	(15,638,732)
Deferred tax benefit (expense)
PRC	$9,253,821	$41,566,764	$(44,846,217)
Other jurisdictions	361,530	2,284,079	487,144

Subtotal	9,615,351	43,850,843	(44,359,073)

Total income tax benefit (expense)	$2,420,260	$41,156,343	$(59,997,804)

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

RENESOLA LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Zhejiang Yuhui increased its registered capital from $1.5 million to $16.5 million in April 2006, to $28.5 million in September 2006, to $102.5 million in August 2007, to $194.1 million in December 2008 then to $238.1 million in December 2009, and then to $275.3 million in December 2010. According to relevant PRC tax regulations promulgated before the new Enterprise Income Tax Law which became effective on January 1, 2008, it was entitled to additional tax holiday with respect to the income attributable to operations funded by the increased capital, upon written approval by the tax authority.

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

Pursuant to Circular 39, Zhejiang Yuhui is entitled to enjoy the residual tax holiday granted before the effectiveness of new EIT Law. With this tax holiday, the blended tax rate for Zhejiang Yuhui is 23% for 2010 and 25% for 2011 and onwards.

Under a separate new tax incentive policy after the new Enterprise Income Tax Law became effective in 2008, Zhejiang Yuhui obtained the approval of New and High-Tech Enterprise (“HNTE”) status in 2009. With this approval, Zhejiang Yuhui was allowed to have reduced income tax rate of 15% for the period of three years, i.e. from 2009 to 2011.

The Company elected to adopt the transition relief for Zhejiang Yuhui, i.e. enjoying the residual tax holiday granted before the effectiveness of new EIT Law, when calculating EIT until its expiration in 2010. For 2011, the company used a reduced tax rate of 15% for HNTE status1. Therefore, the blended income tax rate of Zhejiang Yuhui is 1.9%, 12.5%, 12.5%, 23% and 15% for 2007, 2008, 2009, 2010 and 2011, respectively.

[1]

According to the Circular of the Ministry of Science and Technology, the Ministry of Finance and the State Administration of Taxation regarding the Issuance of Working Guidance on the Recognition of Hi-tech Enterprises (“Circular 172”), enterprise must meet several requirements in order to obtain HNTE status. One of the preliminary requirements is that the ratio of qualifying R&D expenditures over sales revenue for the past three financial years must meet the following threshold:

—	A minimum 6% where the enterprise’s revenue is less than RMB50 million in the most recent financial year;
—	A minimum 4% where the enterprise’s revenue is from RMB50 million to RMB200 million in the most recent financial year; or
—	A minimum 3% where the enterprise’s revenue is more than RMB200 million in the most recent financial year.

In addition, according to Issues Concerning Implementation of Preferential Income Tax Enjoyed by High and New Tech Enterprises (“Circular 203”), enterprises that have been granted the HNTE status but do not meet the requirements as set out in EIT Law and its implementation rules as well as this circular shall not enjoy the preferential tax treatment entitled to HNTE enterprises.

Based on the above circulars, Zhejiang Yuhui should meet the qualification of HNTE in 2011 to enjoy the reduced tax rate of 15%.

RENESOLA LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Sichuan ReneSola, ReneSola Shanghai, JC Solar, Zhejiang Ruineng, Sichuan Ruiyu, Sichuan Ruisheng and Sichuan Ruixin are incorporated in the PRC. The corporate income tax rate is 25%.

During the year ended December 31, 2008, 2009 and 2010, the Company recorded liabilities of $1,439,880, $nil and $nil respectively, for unrecognized tax benefits which affected the effective income tax rate. It also recognized interest and/or penalties associated with the uncertain tax positions. The ASC740-10 liabilities recorded in 2008 were mainly associated with the withholding tax liability from the capital gains arising from the sale of Joint Venture as disclosed in note 1.

The following is the tabular reconciliation of liabilities for unrecognized tax benefits:

	Years ended December 31,
	2008	2009	2010
Unrecognized tax benefit-Opening balance	$205,302	$1,645,182	$1,645,182
Gross increase-Current-period tax provisions	1,439,880	—	—

Unrecognized tax benefit-Closing balance	$1,645,182	$1,645,182	$1,645,182

The Company classifies interest and penalties related to income tax matters in income tax expense. As of December 31, 2008, 2009 and 2010, the amount of interests and penalties related to uncertain tax positions was immaterial. The Company does not anticipate any significant increases or decreases to its liabilities for unrecognized tax benefits within the next twelve months.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of taxes exceeding RMB100,000 (approximately $15,000) is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. The Company’s PRC subsidiaries are therefore subject to examination by the PRC tax authorities from 2004 through 2010 on non-transfer pricing matters, and from 1999 through 2009 on transfer pricing matters.

RENESOLA LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The principal components of deferred income tax assets and liabilities are as follows:

	At December 31,
	2009	2010
Deferred tax assets:
Investment tax credits carry forwards	$741,635	$767,018
Property, plant and equipment	128,589	187,521
Inventories provision	3,637,016	522,879
Tax losses	55,221,403	9,384,168
Other-than-temporary impairment loss on available-for-sale investment	2,272,379	2,818,197
Contingent liability	780,984	2,156,647
Derivative liability	—	696,904
Bad debts provision	737,433	1,469,560
Deferred gain	1,349,906	4,907,999
Others	425,021	377,775

Total deferred tax assets	$65,294,366	$23,288,668
Valuation allowance	(741,635)	—

Net deferred tax assets	$64,552,731	$23,288,668

Analysis as
Current	$24,325,502	$14,762,758
Non-current	40,227,229	8,525,910

	$64,552,731	$23,288,668

Deferred tax liabilities:
Property, plant and equipment	$505,292	$436,943
Prepaid land use right	308,540	312,370
Other intangible assets	337,319	—
Derivative assets	—	604,836
Unrealized profit	—	1,116,700
Others	70,488	56,818

Total deferred tax liabilities	$1,221,639	$2,527,667

Analysis as:
Current	$70,488	$1,778,355
Non-current	1,151,151	749,312

	$1,221,639	$2,527,667

Zhejiang Yuhui purchased equipment manufactured in the PRC in 2006 and 2007. In accordance with PRC tax regulations, Zhejiang Yuhui is entitled to receive investment tax credits equivalent to 40% of the purchased amount upon written approval by the competent tax authority. No tax credit for the purchase of domestic equipment will be granted after January 1, 2008. As of December 31, 2010, Zhejiang Yuhui had tax credit carried forward of $767,018, which will expire in 2011. Valuation allowances were provided in 2009, because it was more likely than not that some or all of the deferred tax assets could not be realized. However, as the credit could be utilized in 2011 based on the forecast as of December 31, 2010. As of December 31, 2010, the Company’s subsidiaries Zhejiang Yuhui and Sichuan ReneSola had net operating losses carry forward of $59,933,486, which will expire in 2014.

RENESOLA LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible for tax purposes. The Company believes it is more-likely-than-not that the Company will realize the benefits of these deductible differences. The amount of the deferred tax assets considered to be realizable, however, could be reduced in the near term if estimates of future taxable income during the tax loss carry forward periods are reduced.

Reconciliation between the applicable statutory income tax rate and the Company’s effective tax rate for the years ended December 31, 2008, 2009 and 2010 is as follows:

	Years ended December 31,
	2008	2009	2010
PRC applicable income tax rate	25.0%	25.0%	25.0%
Effect of Tax Holiday	(18.4)%	16.7%	1.04%
Effect of change of tax rate applicable to 2011	—	—	2.41%
Investment tax credit	1.6%	—	—
Unrecognized tax benefits	(2.6)%	—	—
Valuation allowance	—	(0.7)%	(0.32)%
Effect of different tax rate of subsidiaries	0.5%	(6.2)%	0.12%
Others	(1.8)%	1.6%	(2.05)%

Effective income tax rate	4.3%	36.4%	26.20%

The aggregate amount and per share effect of the Tax Holiday are as follows:

	Years ended December 31,
	2008	2009	2010
Aggregate	$11,409,087	$18,825,543	$5,137,990
Per share effect—basic	$0.09	$0.13	$0.03
Per share effect—diluted	$0.09	$0.13	$0.03

In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises (“FIEs”) earned after January 1, 2008, are subject to a 10% withholding income tax. Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary difference attributable to excess of financial reporting basis over tax basis in the investment in a foreign subsidiary. However, a deferred tax liability is not recognized if the basis difference is not expected to reverse in the foreseeable future and is expected to be permanent in duration. The Company believes that the PRC entities’ undistributed earnings generated after January 1, 2008 as of December 31, 2010 will be permanently reinvested to the PRC entities. As such, no deferred taxes have been recorded on the excess financial reporting basis of the Company’s PRC subsidiaries as these differences are not expected to reverse in the foreseeable future and are expected to be permanent in duration.

RENESOLA LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

9. BORROWINGS

The Company’s bank borrowings consist of the following:

	At December 31,
	2009	2010
Short-term	$314,390,983	$307,131,331
Long-term, current portion	44,243,302	93,666,573

Subtotal	358,634,285	400,797,904
Long-term	189,279,292	121,515,030

	$547,913,577	$522,312,934

As of December 31, 2009 and 2010, the maximum bank credit facilities granted to the Company were $649,332,863 and $826,591,115, respectively, of which, $527,177,002 and $580,896,655 were drawn down and $122,155,861 and $245,694,460 were available as of December 31, 2009 and 2010, respectively. The bank facilities are renewable annually.

As of December 31, 2009, short-term borrowings of $160,135,311 and long-term borrowings of $159,979,092 were secured by property, plant and equipment with carrying amounts of 141,362,663, inventories of $59,332,905 ,prepaid land use right of $8,392,871 and account receivable of $14,650,100. As of December 31, 2010, short-term borrowings of $192,908,898 and long-term borrowings of $96,666,570 were secured by property, plant and equipment with carrying amounts of $130,680,160, inventories of $61,363,575 ,prepaid land use right of $11,394,144 and account receivable of $15,151,500.

In addition, $27,272,700 of short-term borrowings and $78,787,800 of long-term borrowings were guaranteed by personal assets of Mr. Xianshou Li, the Company’s chief executive officer, and his family as of December 31, 2010.

a) Short-term

Interest rates for all short-term borrowings are variable for certain portions of the short-term borrowings, and are updated every one month. The weighted average interest rate of short term loans was 6.49%, 4.89% and 4.72 % in the years ended December 31, 2008, 2009 and 2010, respectively. These borrowings do not contain any financial covenants or restrictions. The borrowings are repayable within one year.

b) Long-term

Interest rates are variable for certain portions of the long-term borrowings, and are updated every three months, once a year or according to a predetermined schedule. The weighted average interest rate of long-term borrowings was 6.27% and 6.33 % in the year ended December 31, 2009 and 2010, respectively. There are financial covenants associated with Sichuan ReneSola long-term borrowings $106,060,500 related to gross margin and sales on cash or advances. Sichuan ReneSola is not required to measure compliance with the covenants until December 31, 2010. In 2010, Sichuan Renesola has met all covenants, which will apply in 2011. Future principal repayment on the long-term bank loans are as follows:

2012	$88,181,730
2013	$33,333,300

$121,515,030

RENESOLA LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

c) Interest expense

Interest expense incurred for the years ended December 31, 2008, 2009 and 2010 was $11,836,039, $24,350,028 and $28,827,891, respectively, of which $4,111,543 , $11,802,511 and $5,823,410 has been capitalized in the carrying value of property, plant and equipment.

10. OTHER CURRENT LIABILITIES

The Company’s other current liabilities are summarized below:

	At December 31,
	2009	2010
Payable for purchase of property, plant and equipment	$51,242,481	$49,088,978
Other payables	16,561,354	30,544,155

	$67,803,835	$79,633,133

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

RENESOLA LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

For the year ended December 31, 2010, approximately RMB214,800,000 ($31,464,690) par value convertible bond was repurchased using cash of $32,715,276. The Company recorded a net gain on the repurchase of convertible bonds of $5,891 for the year ended December 31, 2010.

As of December 31, 2009 and 2010, the carrying value of the Convertible Bonds was $32,474,501 and $nil, respectively. The Early Redemption Amount of $4,158,936 (103.47%) is amortized from March 26, 2007, the date of issuance, to March 26, 2010, the earliest redemption date, using the straight-line method, which approximates the effective interest rate method. For the year ended December 31, 2009 and 2010, the Company recognized total finance cost on the Convertible Bonds of $3,511,053 and $241,117, respectively.

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

RENESOLA LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

A summary of the status of non-vested shares is presented below:

	Number of shares	Weighted Average Grant-Date Fair value	Aggregate Intrinsic value	Weighted Average Remaining Contractual life
Non-vested at January 1, 2010	120,000	4.47	—	1.91
Granted during 2010			—
Vested	(40,000)	4.47	—
Forfeited	(40,000)	4.47	—

Non-vested at December 31, 2010	40,000	4.47	—	0.91
Vested at December 31, 2010	553,333	3.00	—

Compensation cost of $380,509, $240,702 and $177,926 has been charged against income during the years ended December 31, 2008, 2009 and 2010, respectively, which has been recognized as general and administrative expense. At December 31, 2010, there was total unrecognized compensation cost of $162,241 which is expected to be recognized over a weighted average period of 0.91 years. The total fair value of shares vested during the year ended December 31, 2008, 2009 and 2010 was $434,867, $234,644 and $78,215, respectively.

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

RENESOLA LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Options to Employees

From May to December 2009, the Company granted 2,370,000 share options to certain employees with exercise price of $1.85 to $2.95. From January to December 2010, the Company granted 4,290,000 share options to certain employees with exercise price of $2.51 to $5.44. The Company has used the Black Scholes model to estimate the fair value of the options using the following assumptions:

	Average risk-free rate of return	Weighted average expected option life	Volatility rate	Dividend yield
Granted in 2009	2.57-2.78%	4.5 years	64.33-115.60%	0%
Granted in 2010	1.30-2.40%	4.5 years	69.36-92.03%	0%

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

A summary of the option activity is as follows:

	Number of Options	Weighted Average Exercise Prices	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
Options
Outstanding on January 1, 2010	5,264,000	2.60	3.48	—
Granted	4,290,000	3.32	4.46	14.24
Exercised	(1,221,500)	2.57	1.78	(3.14)
Forfeited	(2,482,000)	2.58	N/A	(6.40)

Outstanding on December 31, 2010	5,850,500	2.55	3.62	14.92

Vested or expected to vest at December 31, 2010	6,511,240	3.03	3.54	19.73

Exercisable at December 31, 2010	1,030,500	2.57	3.56	—

On June 23, 2009, the exercise price was modified for all the outstanding share options granted before June 23, 2009, which incurred the incremental costs and amortized according to ASC 718 Compensation—Stock Compensation”. The incremental costs were $892,813 and $485,502 for the year ended 2009 and 2010 respectively. And future unrecognized costs over the remaining vesting period will be $712,201 during the next three years.

RENESOLA LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The weighted average fair value of options granted during the years ended December 31, 2008, 2009 and 2010 was $4.54, $1.82 and $2.93, respectively. The total intrinsic value of options exercised in 2008, 2009 and 2010 was $167,240, nil, $3,135,428, respectively.

The total fair value of options vested for the years ended December 31, 2008, 2009 and 2010 was $3,696,364, $3,242,976 and $2,648,498, respectively.

Compensation cost of $2,706,779, $3,055,471 and $3,756,640 has been charged against income during the year ended December 31, 2008, 2009 and 2010, respectively. As of December 31, 2010, there was $12,199,620 in total unrecognized compensation expense related to unvested share-based compensation arrangements granted under the Plan, which is expected to be recognized over a weighted-average period of 3.85 years.

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

The total contribution was $1,576,192, $2,364,683 and $3,672,565, for the years ended December 31, 2008, 2009 and 2010, respectively.

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

In addition to the general reserve, the Company’s PRC subsidiaries are required to obtain approval from the local PRC government prior to distributing any registered share capital. Accordingly, both the appropriations to general reserve and the registered share capital of the Company’s PRC subsidiaries are considered as restricted net assets amounting to $386,486,878 and $430,057,497 as of December 31, 2009 and 2010, respectively.

RENESOLA LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

16. EARNINGS PER SHARE

Basic and diluted earnings per share have been calculated as follows:

	Years ended December 31,
	2008	2009	2010
Net income (loss) attributed to holder of common shares	$(54,906,126)	$(71,903,667)	$164,677,146
Interest expense on convertible bonds	—	—	—

Net income (loss) adjusted for dilutive securities	$(54,906,126)	$(71,903,667)	$164,677,146

Weighted-average number of common shares outstanding—basic	127,116,062	147,553,679	172,870,921
Dilutive effect of non-vested shares	—	—	2,240,810
Dilutive effect of convertible bond	—	—	—

Weighted-average number of common shares outstanding—diluted	127,116,062	147,553,679	175,111,731

Basic earnings (loss) per share	$(0.43)	$(0.49)	$0.95

Diluted earnings (loss) per share	$(0.43)	$(0.49)	$0.94

Diluted earnings per share excludes 10,830,075 and 8,256, 812 common shares issuable upon the assumed conversion of the convertible debt, share options and restricted shares for the year ended December 31, 2008 and December 31, 2009, respectively, as their effect would have been anti-dilutive.

In 2010, the Company issued 750,500 ordinary shares to its share depository bank which will be used to settle stock option awards upon their exercise. No consideration was received by the Company for this issuance of ordinary shares. These ordinary shares are legally issued but are treated as escrowed shares for accounting purposes and therefore, have been excluded from the computation of earnings per share. Any ordinary shares not used in the settlement of stock option awards will be returned to the Company.

RENESOLA LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

17. RELATED PARTY BALANCES AND TRANSACTIONS

(a) Related party balances

Amounts due from related parties is comprised of the following advances for the purchase of raw materials and amounts receivable from the sales of goods:

	At December 31,
	2009	2010
Zhejiang Yuhuan(1)	$439,503	$389,091

Amounts due to related parties are comprised of short-term advances from the following related parties:

	At December 31,
	2009	2010
Jinko(2)	$23,874	$24,691

(b) Related party transactions

During the years ended December 31, 2008, 2009 and 2010, related party transactions were as follows:

	Years ended December 31,
	2008	2009	2010
	$	$	$
Sale of goods to Desheng(3)	391,069	—	—
Sale of goods to Jinko(2)	4,268,752	—	—
Purchase of raw materials from Desheng	1,931,681	—	—
Purchase of raw materials from Jinko	79,911,152	15,652,186	—
Processing service provided to Desheng	23,749	—	—
Processing service provided to Jinko	342,810	42,409	—
Purchase of raw materials from Ruiyu	148,260	—	—
Purchase of raw material from Joint Venture	21,895,160	—	—
Rental payment to Zhejiang Yuhuan	62,203	63,244	63,815
Rental income from Zhejiang Yuhuan	2,880	2,928	2,954

In January 2009, Mr. Xianshou Li and his family individually or jointly provided guarantees of up to RMB900,000,000 ($131,850,900), for short-term and long-term borrowings from various domestic banks.

(1)	Zhejiang Yuhuan Solar Energy Source Co. Ltd. (“Zhejiang Yuhuan”) was controlled by Xianshou Li.
(2)	The brothers of Mr. Xianshou Li have been the General Manager of Desheng Energy Co., Ltd.(“ Desheng” ) and Jinko Solar Co., Ltd. (“Jinko”) from 2006 and 2007, respectively. Desheng was formerly named Shangrao Desheng Industrial Co., Ltd.
(3)	The brother of Mr. Xianshou Li has been the General Manager of Desheng Energy Co., Ltd. (“Desheng”). Desheng was formerly named Shangrao Desheng Industrial Co., Ltd.

RENESOLA LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

18. COMMITMENTS AND CONTINGENCIES

a) Capital commitment

As of December 31, 2010, the Company had commitments outstanding to purchase property, plant and equipment for $51,155,525, of which $46,951,690 and $4,203,835 are due in 2011 and 2012 or later, respectively.

b) Materials purchase commitment

Purchase commitments under long-term procurement contracts at December 31, 2008 were extinguished due to contract modification or cancellations during 2009. As of December 31, 2010, the Company has purchase obligations of $390,902,132 under long-term silicon procurement contracts.

c) Product warranties

The Company offer warranties on its products and record an estimate of the associated liabilities. Product warranty activity during the years ended December 31, 2009 and 2010 was as follows:

	At December 31,
	2009	2010
	$	$
Beginning balance	72,025	3,195,924
Warranty provision	561,424	5,395,737
Addition from acquisition	2,561,399	—
Foreign exchange effect	1,076	109,381

Ending balance	3,195,924	8,701,042

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

From January 1, 2010, the Company changed the measurement method. The Company now only reports the segment information of net sales and gross profit, to conform to the industry practice, and better assess the financial performance and allocate the resources. The Company formerly reported the segment information of net sales, gross profit, selling and marketing expenses, general and administrative expenses, research and development expenses, interest expense and income before income tax, noncontrolling interest and equity in earnings.

RENESOLA LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes the Company’s revenues generated from each segment:

	Year Ended December 31, 2008
	Wafer	Cell and module	Other	Elimination	Total
Net sales	$661,502,210	$8,863,894	—	—	$670,366,104
Gross (loss) profit	$(14,447,503)	$137,674	—	—	$(14,309,829)

	Year Ended December 31, 2009
	Wafer	Cell and module	Other	Elimination	Total
Net sales	$470,344,344	$57,483,346	$660,000	$(18,082,911)	$510,404,779
Gross (loss) profit	$(55,428,975)	$11,260,095	$673,655	$293,415	$(43,201,810)

	Year Ended December 31, 2010
	Wafer	Cell and module	Other	Elimination	Total
Net sales	$911,913,455	$540,469,534	—	$(246,804,128)	$1,205,578,861
Gross (loss) profit	$269,996,288	$80,537,398	—	$(2,569,958)	$347,963,728

The following table summarizes the Company’s revenues generated from each product:

	Years ended December 31,
	2008	2009	2010
Solar wafers	$555,896,880	$426,087,954	$640,127,122
Service revenue from tolling arrangement	89,991,568	21,897,067	78,040,989
Solar modules	—	56,343,280	475,459,658
Ingots	561,305	45,046	—
Solar cells	8,863,894	4,285,842	3,959,149
Other materials	15,052,457	1,745,590	7,991,943

Total	$670,366,104	$510,404,779	$1,205,578,861

RENESOLA LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes the Company’s revenues generated by geographic location:

	Years ended December 31,
	2008	2009	2010
Mainland China	$378,009,316	$283,299,979	$432,244,661
Singapore	168,158,640	62,473	37,231,290
Taiwan	48,383,710	66,961,187	105,628,418
Hong Kong	29,915,181	32,857,847	30,537,477
Korea	1,864,185	1,411,828	67,258,950
India	1,783,547	9,064,798	13,178,876
Australia	1,560,693	10,694,962	959,487
Other Asia Pacific countries	5,568	24,392	2,215,499

Asia Pacific Total	$629,680,840	$404,377,466	$689,254,658

Germany	37,382,099	49,253,177	180,913,486
Italy	3,140,385	7,744,370	70,270,371
Spain	20,344	6,165,295	66,833,525
Belgium	—	19,954,494	8,391,253
France	—	5,599,868	19,558,271
America	50,695	8,763,799	60,415,307
Czech Republic	—	—	79,095,388
Others	91,741	8,546,310	30,846,602

Total	$670,366,104	$510,404,779	$1,205,578,861

Substantially all of the Company’s long-lived assets are located in Mainland China.

Major customers

Details of the customers accounting for 10% or more of total net revenues were as follows:

	Years ended December 31,
	2008	2009	2010
Customer A	$214,678,754	$72,031,665	$152,467,373
Customer B	$70,785,293	$17,647,502	$24,227,888
Customer C	$12,218	$13,794,618	$15,692,018
Customer D	$14,663,241	—	—

SCHEDULE 1—RENESOLA LTD CONDENSED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2010

(Amounts expressed in U.S. dollars)

RENESOLA LTD

BALANCE SHEETS

	As of December 31,
	2009	2010
ASSETS
Current assets:
Cash and cash equivalents	$1,022,671	$1,192,343
Amounts due from subsidiaries	27,634,294	—
Other receivables	—	114,240
Derivative assets	—	8,806,349
Deferred convertible bond issue costs	86,002	—

Total current assets	28,742,967	10,112,932
Investment in subsidiaries	404,053,969	619,225,232

Total assets	$432,796,936	$629,338,165

LIABILITIES AND EQUITY
Current liabilities:
Amount due to subsidiaries	$—	$37,948,329
Other current liabilities	1,137,868	2,022,258
Convertible bonds—current	32,474,501	—

Total current liabilities	33,612,369	39,970,587
Income tax payable	1,810,638	1,930,947
Other liability	1,110,998	972,135

Total liabilities	$36,534,005	$42,873,669

Equity:
Common shares (no par value; 250,000,000 and 500,000,000 shares authorized at December 31, 2009 and 2010, respectively; 172,624,912 issued and outstanding at December 31, 2009; 174,596,912 shares issued and 173,846,412 shares outstanding at December 31,2010)	$413,752,964	$422,039,086
Additional paid-in capital	21,065,401	19,857,905
Retained earnings (accumulated deficit)	(60,609,305)	108,386,781
Accumulated other comprehensive income	22,053,871	36,180,724

Total equity	396,262,931	586,464,496

Total Liabilities and equity	$432,796,936	$629,338,165

SCHEDULE 1—RENESOLA LTD CONDENSED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 and 2010

(Amounts expressed in U.S. dollars except number of shares and per share data)

RENESOLA LTD

STATEMENTS OF INCOME

	Year ended December 31,
	2008	2009	2010
Cost of revenues—Product sales	$184,246	$—	$323,546

Gross loss	(184,246)	—	(323,546)

Operating expenses:
Sales and marketing	54,835	8,859	123,200
General and administrative	5,635,115	18,679,602	8,617,628
Research and development	44,184	—	54,409
Other operating income	(136,492)	(80,712)	383,608

Total operating expenses	5,597,642	18,607,749	9,178,845

Loss from operations	(5,781,888)	(18,607,749)	(9,502,391)
Non-operating income:
Interest income	766,470	1,689,333	1,350,777
Interest expense	(4,480,836)	(3,984,421)	(814,254)
Foreign exchange loss	(2,834,876)	(78,297)	(13,037)
Investment income	—	—	5,441,668
Fair value change on derivatives	—	—	8,806,349
Gain on repurchase of convertible bonds	—	7,995,337	5,891

Total non-operating (loss) income	(6,549,242)	5,621,952	14,777,394

Income (loss) before income taxes and equity in earnings of subsidiaries	(12,331,130)	(12,985,797)	5,275,003
Income tax expense	(1,439,880)	(200,421)	(124,095)
Equity in earnings (losses) of subsidiaries	(41,135,116)	(58,717,449)	163,845,178

Net income (loss)	$(54,906,126)	$(71,903,667)	$168,996,086

SCHEDULE 1—RENESOLA LTD CONDENSED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 and 2010

(Amounts expressed in U.S. dollars)

RENESOLA LTD

STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2008	2009	2010
Net income	$(54,906,126)	$(71,903,667)	$168,996,086
Equity in earnings of subsidiaries	41,135,116	58,717,449	(163,845,182)
Adjustments to reconcile net income to net cash used in operating activities:
Investment income	—	—	(5,441,668)
Amortization of deferred convertible bond issue costs and premium	3,121,333	3,510,773	332,668
Allowances for doubtful receivables	—	14,568,284	—
Gain from repurchase of convertible bond	—	(7,995,337)	(5,891)
Share-based compensation Derivatives fair value movement	3,087,288 —	3,296,174 —	3,934,566 (8,806,349)

Changes in operating assets and liabilities:
Advances to suppliers	20,858,767	(18,830,057)	—
Prepaid expenses and other current assets	—	—	(114,240)
Amount due to subsidiaries	1,888,412	—	—
Other current liabilities	593,394	(1,848,575)	1,004,699
Other long-term liability	1,228,432	(138,777)	(138,861)

Net cash from (used in) operating activities	17,006,616	(20,623,733)	(4,084,172)

Investing activities:
Investment in subsidiaries	(267,995,000)	(44,000,000)	(37,200,000)
(Loans to) repayment from subsidiaries	(69,431,091)	(45,115,612)	8,842,522
Dividend received from subsidiaries Net proceeds from redemption of financial assets	12,552,528 —	12,002,097 —	5,042,201 441,964
Proceeds from disposal of investment	6,335,472	—	—

Net cash used in investing activities	(318,538,091)	(77,113,515)	(22,873,313)

Financing activities:
Proceeds from issuance of common shares	315,779,030	73,625,000	—
Share issuance costs	(21,524,196)	(5,265,134)	—
Proceeds from exercise of share option	—	—	3,144,830
Cash paid for repurchase of convertible bonds	—	(84,121,078)	(32,715,276)
Borrowing from subsidiaries	1,972,780	112,994,415	56,740,101

Net cash provided by financing activities	296,227,614	97,233,203	27,169,655

Effect of exchange rate changes	4,273,182	(1,027)	(42,497)
Net increase (decrease) in cash and cash equivalents	(1,030,679)	(505,072)	169,673
Cash and cash equivalents, beginning of year	2,558,422	1,527,743	1,022,671
Cash and cash equivalents, end of year	$1,527,743	$1,022,671	$1,192,344

Supplemental schedule of non-cash investing and financing activities:
Dividend receivable from subsidiary	$12,016,526	$—	$—

SCHEDULE 1—RENESOLA LTD CONDENSED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 and 2010

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