Form 20-F
period 2011-12-31
ReneSola Ltd
filed 2012-04-27
CIK 1417892

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011.

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

Henry Wang, Chief Financial Officer

No. 8 Baoqun Road

Yaozhuang County

Jiashan Town

Zhejiang Province 314117

People’s Republic of China

Tel: +86-573-8477-3321

Fax: +86- 573-8477-3383

E-mail: henry.wang@renesola.com

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

172,613,664 shares, no par value per share, as of December 31, 2011.

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

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

•	“we,” “us,” “our company,” “our” or “ReneSola” refer to ReneSola Ltd, a British Virgin Islands company, its predecessor entities and its subsidiaries, and in the context of describing our financial results prior to June 2008, also includes Linzhou Zhongsheng Semiconductor Silicon Material Co., Ltd., or Linzhou Zhongsheng Semiconductor, a then variable interest entity of our company;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report on Form 20-F only, Taiwan, and the special administrative regions of Hong Kong and Macau;

•	all references to “RMB” or “Renminbi” refer to the legal currency of China; all references to “$,” “dollars” and “U.S. dollars” refer to the legal currency of the United States; all references to “£” and “pounds sterling” refer to the legal currency of the United Kingdom; all references to “€” or “euro” refer to the official currency of the European Union and the currency that is used in certain of its member states;

•	“ADSs” refers to our American depositary shares, each of which represents two shares, and “ADRs” refers to the American depositary receipts that evidence our ADSs; and

•	“shares” refers to our shares with no par value.

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

For disclosure of operating data prior to January 1, 2010, we have assumed an average conversion efficiency rate of 16.0% and 15.0% for solar cells using our monocrystalline wafers and multicrystalline wafers, respectively. Based on this conversion efficiency, for wafers produced on or prior to December 31, 2009, we have assumed that (i) each 125 millimeters, or mm, by 125 mm monocrystalline wafer can generate approximately 2.4 W of power, (ii) each 156 mm by 156 mm monocrystalline wafer can generate approximately 3.9 W of power and (iii) each 156 mm by 156 mm multicrystalline wafer can generate approximately 3.7 W of power.

For disclosure of operating data as of and after January 1, 2010 and prior to January 1, 2011, we have assumed an average conversion efficiency rate of 17.4% and 16.0% for solar cells using our monocrystalline wafers and multicrystalline wafers, respectively. Based on this conversion efficiency, for wafers produced on or after January 1, 2010 and prior to January 1, 2011, we have assumed that (i) each 125 mm by 125 mm monocrystalline wafer can generate approximately 2.6 W of power, (ii) each 156 mm by 156 mm monocrystalline wafer can generate approximately 4.2 W of power and (iii) each 156 mm by 156 mm multicrystalline wafer can generate approximately 3.9 W of power.

For disclosure of operating data as of and after January 1, 2011, we have assumed an average conversion efficiency rate of 18.2% and 16.8% for solar cells using our monocrystalline wafers and multicrystalline wafers, respectively. Based on this conversion efficiency, for wafers produced on or after January 1, 2011, we have assumed that (i) each 125 mm by 125 mm monocrystalline wafer can generate approximately 2.7 W of power, (ii) each 156 mm by 156 mm monocrystalline wafer can generate approximately 4.2 W of power and (iii) each 156 mm by 156 mm multicrystalline wafer can generate approximately 4.1 W of power. Assumption of power generation from each wafer may change in the future.

We also measure our ingot manufacturing capacity and production output in MW according to the solar wafers in MW that our current manufacturing processes generally yield.

This annual report on Form 20-F includes our audited consolidated balance sheets as of December 31, 2010 and 2011 and our audited consolidated income statements, consolidated statements of changes in equity and comprehensive income (loss) and consolidated cash flows for each of the three years ended December 31, 2011.

This annual report contains translations of certain Renminbi amounts into U.S. dollars at the rate of RMB6.2939 to $1.00, the noon buying rate in effect on December 30, 2011 as set forth in the H.10 Statistical Release of the Federal Reserve Bank Board. We make no representation that the Renminbi or dollar amounts referred to in this annual report on Form 20-F could have been or could be converted into dollars or Renminbi, as the case may be, at any particular rate or at all. See “Item 3. Key Information—D. Risk Factors—Risk Related to Doing Business in China—Fluctuations in exchange rates may have a material adverse effect on your investment.” On April 20, 2012, the noon buying rate was RMB6.3080 to $1.00.

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

In 2009, we repurchased RMB713.9 million ($104.6 million) aggregate principal amount of our RMB928,700,000 U.S. dollar Settled 1.0% Convertible Bonds due March 26, 2012 using a combination of $84.1 million in cash and the issuance of 4,000,000 shares. We redeemed the remaining balance of $32 million in the first quarter of 2010.

On March 15, 2011, we completed an offering of $175 million of convertible senior notes due 2018, with an additional sale of $25 million on April 7, 2011 pursuant to the over-allotment option exercised by initial purchasers, to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended, or the Securities Act. The convertible senior notes will mature on March 15, 2018. In connection with the pricing of the convertible senior notes, we entered into a capped call transaction and an additional capped call transaction, which covers, subject to customary anti-dilution adjustments, the number of ADSs underlying the option notes, with an affiliate of one of the initial purchasers of the notes, or the hedge counterparty. The capped call transaction is expected generally to reduce potential dilution to the shares and ADSs upon conversion of the convertible senior notes. The capped call transaction is a separate transaction entered into by us with the hedge counterparty and is not part of the terms of the notes and will not change the holders’ rights under the notes. Holders of the convertible senior notes will not have any rights with respect to the capped call transaction. During 2011, we repurchased $88.4 million aggregate principal amount of our convertible senior notes using $57.1 million in cash. As of December 31, 2011, the carrying value of our convertible senior notes was $111.6 million.

In August 2011, our board of directors adopted a shareholder rights plan to protect the best interests of ReneSola and our shareholders and authorized the dividend distribution. One share purchase right was distributed on August 26, 2011, with respect to each share of ReneSola outstanding at the close of business on such date. Initially, the share purchase rights were evidenced by the certificates representing outstanding shares, and no separate share purchase right certificates were distributed. Subject to certain limited exceptions, the share purchase rights will be exercisable at $20.0 per share purchase right if a person or group acquires 15% or more of ReneSola’s voting securities or announces a tender offer for 15% or more of the voting securities, subject to adjustment. Our board of directors will be entitled to redeem the share purchase rights at $0.0001 per share purchase right at any time before a person or group has acquired 15% or more of ReneSola’s voting securities. The share purchase rights are designed to ensure that our shareholders receive fair treatment in the event of any proposed takeover of our company and to encourage anyone seeking to acquire our company to negotiate with our board of directors prior to attempting a takeover. The share purchase rights are not being distributed in response to any specific effort to acquire control of our company.

In August 2011, our board of directors authorized a share repurchase program under which we may repurchase up to $100 million in aggregate value of our outstanding ordinary shares during a six-month period ended February 20, 2012 on the open market or in privately negotiated transactions. As of December 31, 2011, we had repurchased an aggregate of 645,424 ADSs, representing 1,290,848 ordinary shares, on the open market for a total cash consideration of $1.9 million.

PART I

ITEM 1.       IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.       OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.       KEY INFORMATION

A.	Selected Financial Data

Our Selected Consolidated Financial Data

The following selected consolidated statements of income data for the years ended December 31, 2009, 2010 and 2011 and the selected consolidated balance sheet data as of December 31, 2010 and 2011 are derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statements of income data for the years ended December 31, 2007 and 2008 and the consolidated balance sheet data as of December 31, 2007, 2008 and 2009 are derived from our consolidated financial statements, which are not included in this annual report. The selected consolidated condensed financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. The historical results are not necessarily indicative of results to be expected in any future period.

	For the Year Ended December 31,
	2007	2008	2009	2010	2011
	(in thousands, except percentage, share and per share data)
Consolidated Statement of Income Data
Net revenues	$248,973	$670,366	$510,405	$1,205,579	$985,279
Cost of revenues	(195,477)	(684,676)	(553,607)	(857,615)	(889,226)
Gross profit (loss)	53,496	(14,310)	(43,202)	347,964	96,053
Operating expenses:
Sales and marketing	(584)	(620)	(5,399)	(8,360)	(17,233)
General and administrative	(8,754)	(23,194)	(29,084)	(43,314)	(38,550)
Research and development	(1,143)	(9,714)	(14,507)	(36,263)	(47,055)
Impairment loss on property, plant and equipment	—	(763)	—	—	—
Other operating (expenses) income	418	84	1,633	(14,083)	18,327
Total operating expenses	(10,063)	(34,207)	(47,356)	(102,020)	(84,511)
Income (loss) from operations	43,433	(48,516)	(90,558)	245,944	11,542
Non-operating income (expenses):
Interest income	1,934	1,783	1,716	1,835	7,862
Interest expense	(4,512)	(11,869)	(17,122)	(23,246)	(37,190)
Foreign exchange (losses) gains	(4,047)	(3,097)	(1,433)	(1,814)	6,612
Gains on repurchase of convertible notes	—	—	7,995	6	28,350
Gains (losses) on derivatives, net	—	—	—	6,268	(15,297)
Investment (loss)	—	—	—	—	(193)
Other-than-temporary impairment loss on available-for-sale investment	—	—	(13,367)	—	(6,207)
Total non-operating (expenses)	(6,625)	(13,183)	(22,211)	(16,950)	(16,063)
Income (loss) before income tax, non-controlling interests	36,808	(61,700)	(112,770)	228,994	(4,520)
Income tax benefit (expenses)	6,155	2,420	41,156	(59,998)	4,851
Equity in (loss) of investee, net of tax	—	5,175	(291)	—	—
Net income (loss)	42,963	(54,104)	(71,904)	168,996	331
Net loss attributable to noncontrolling interests	(27)	(802)	—	—	(2)
Net income (loss) attributable to holders of ordinary shares	$42,936	$(54,906)	$(71,904)	$168,996	$333
Earnings (loss) per share:
Basic	$0.43	$(0.43)	$(0.49)	$0.98	$0.00
Diluted	$0.43	$(0.43)	$(0.49)	$0.97	$0.00
Earnings (loss) per ADS:
Basic	$0.86	$(0.86)	$(0.98)	$1.96	$0.00
Diluted	$0.86	$(0.86)	$(0.98)	$1.93	$0.00
Weighted average number of shares used in computing earnings per share:
Basic	100,000,032	127,116,062	147,553,679	172,870,921	173,496,901
Diluted	108,221,480	127,116,062	147,553,679	175,111,731	173,870,162
Other Consolidated Financial Data
Gross margin	21.5%	(2.1)%	(8.5)%	28.9%	9.7%
Operating margin	17.4%	(7.2)%	(17.7)%	20.4%	1.2%
Net margin	17.2%	(8.2)%	(14.1)%	14.0%	0.0%
Selected Consolidated Operating Data
Solar power products shipped (in MW)(1)	124.5	350.1	526.6	1,182.8	1,294.8

(1)	Includes solar ingots, wafers, cells and modules shipped, as well as solar wafers and modules shipped from processing services.

	As of December 31,
	2007	2008	2009	2010	2011
	(in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	$53,137	$112,334	$106,808	$290,702	$379,039
Inventories	110,630	193,036	137,844	170,599	154,182
Advances to suppliers—current	53,727	36,991	12,092	26,315	16,164
Total current assets	263,241	440,134	480,224	698,009	832,922
Property, plant and equipment, net	136,598	341,427	702,816	801,472	980,165
Advances for purchases of property, plant and equipment	29,648	161,705	20,840	26,930	25,867
Advances to suppliers—noncurrent	—	45,729	8,072	13,743	17,644
Total assets	440,609	1,007,788	1,284,829	1,593,945	1,948,976
Short-term borrowings	71,691	191,987	358,634	400,798	570,894
Advances from customers—current	59,626	49,284	53,852	57,396	58,238
Total current liabilities	158,376	333,137	609,851	778,247	989,377
Total equity	134,926	382,087	396,263	586,464	601,141
Total liabilities and equity	$440,609	$1,007,788	$1,284,829	$1,593,945	$1,948,976

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Related To Our Business

Volatile market and industry trends, in particular, changes in supply or demand for solar power products and continued substantial downward pressure on the prices of our products will exert a negative impact on our business operations, revenues and profitability.

Our solar power product prices are based on a variety of factors, including global supply and demand, our in-house polysilicon production and procured polysilicon costs, quality of our products, manufacturing costs of our products and terms of our customer contracts, including sales volumes and terms on which certain customers supply us with polysilicon pursuant to wafer processing arrangements. As the solar power industry is expected to be increasingly competitive, we expect there to be continued downward pressure on pricing along the solar power value chain in the next few years due to anticipated cost reductions across the supply chain and industry improvements in operational efficiency and technology. In addition, expansion of manufacturing capacity in the future by us and our competitors may result in significant excess capacity in solar power products and, as a result, prices may further decline and our utilization rate may decrease.

From late 2008 to the second half of 2009, the global supply of solar power products exceeded market demand due to excess production capacity and weak demand associated with the global economic downturn, which contributed to a decline in the average selling price of solar wafers and other solar power products. Although the solar industry experienced an increase in demand for solar products in 2010 as global economic conditions improved, the prices for solar power products declined in 2011 due to the oversupply of solar power products and Europe’s challenging financing environment resulting in weak demand in Europe for most of 2011. While we believe China will be one of the largest markets for solar power products in 2012 and will have an increasing impact on global demand, we expect prices for solar power products to continue to decline in the near future due to increased production efficiencies, reductions in polysilicon costs, potential increases in manufacturing capacity and continued excess capacity in our industry. If the oversupply of solar products continues to exist and the European markets or other markets weaken, or if we are unable to lower our costs in line with the price declines, whether through increasing manufacturing efficiency, securing polysilicon feedstock and consumable supplies at lower costs or through technological advances, our revenues and profitability would be materially and adversely affected.

Historically, we entered into long-term polysilicon purchase agreements with international suppliers. We also entered into long-term wafer sales contracts and wafer processing arrangements with customers. In addition, we entered into module processing arrangements under which customers provide polysilicon and other raw materials to us for processing into modules. In light of the volatility of polysilicon prices and changes in supply and demand for solar power products, our suppliers and our customers may become involved in negotiations or disputes with us regarding terms and conditions of the agreements or arrangements with them, including the quantity and price of the products to be delivered under existing agreements or arrangements. Any negotiation or litigation arising out of these disputes could distract management from the day-to-day operation of our business, subject us to potentially significant legal expenses, and interrupt the sourcing of our polysilicon or the sales of our solar products, which could materially and adversely affect our business and results of operations.

Volatility in polysilicon prices may adversely affect our net income and results of operations.

Polysilicon is an essential raw material in the production of our solar power products. From late 2008 to the second half of 2009, there was an industry-wide excess supply of polysilicon, primarily due to increased supply from both existing polysilicon manufacturers and new entrants and weakened demand from the end market. These factors resulted in a short-term inventory build-up along the solar power value chain and polysilicon spot prices have fallen significantly since late 2008 before they stabilized in 2010. In 2009, 2010 and 2011, we recorded $71.3 million, $1.2 million and $49.0 million in inventory write-down against the net realizable value of inventories as a result of the fluctuations in polysilicon prices, which lead to decreased value of our polysilicon feedstock. Partly as a result of our inventory write-downs, our gross margin dropped to negative 8.5% in 2009 from negative 2.1% in 2008 and to 9.7% in 2011 from 28.9% in 2010. If in the future the price of polysilicon and our finished products are less favorable than those projected by our management, we may be exposed to further inventory write-downs on a net realizable value basis, which may have a material adverse effect on our results of operations.

Our polysilicon project may not achieve the utilization rate or operational efficiency as we planned, which may negatively affect our profit margin. Any problem in our polysilicon manufacturing facilities as a result of operating hazards and natural disasters may limit our ability to manufacture such products.

In 2010, we completed the construction of phase I of a polysilicon manufacturing facility in Meishan, Sichuan Province, through our wholly owned subsidiary, Sichuan ReneSola Silicon Material Co., Ltd., or Sichuan ReneSola, which was established in Sichuan Province in August 2007. We commenced trial production of the first part of phase I of the facility in July 2009 and the second part of phase I in February 2010. We reached a total output of approximately 1,140 metric tons in 2010 and 3,382 metric tons in 2011. Phase I of our polysilicon facility has been in full operation since the beginning of 2011. We expect to commence trial production of phase II of the facility in the second half of 2012. Prior to our operation of the polysilicon manufacturing facility in the Sichuan Province, we did not have any experience in operating polysilicon production facilities. Manufacturing polysilicon is a highly complex chemical process and we may not be able to produce polysilicon of sufficient quantity and quality or at a cost comparable to or lower than those of other polysilicon manufacturers or on schedule to meet our wafer manufacturing requirements. Minor deviations in the manufacturing process can cause substantial decreases in yield and in some cases cause production to be suspended or to yield no output. In addition, our production cost was higher than previously expected due to continuous trial runs, system testing, purchases of trichlorosilane, or TCS, and minimal activated hydrogenation processes.

Phase II of our polysilicon manufacturing facility utilizes a hydrochlorination process to replace the TCS production and thermal hydrogenation process, which requires one less step than the previous process.  As a result of it taking longer than we originally expected to obtain the operational license and because this is a new process, we have experienced delays in commencing trial production of phase II and we expect to commence trial production of phase II in the second half of 2012. If our polysilicon production facility experiences any further delay or defect in operations, we may suffer a setback to our raw material procurement strategy. We may also fail to manufacture polysilicon of sufficient quantity, quality or at competitive costs compared to the polysilicon available from the market, thereby making our polysilicon manufacturing facility uneconomical to run, which would negatively impact our profit margin and financial results. If the price of polysilicon and other raw materials rise and we are required to make purchases at higher than anticipated market rates, our profit margin may be further negatively impacted. If our polysilicon production facility does not perform as planned we may be unable to recover our investments or be forced to write down the value of the assets.

Because our polysilicon manufacturing capabilities are concentrated in our manufacturing facilities in Sichuan Province, any problem in our facilities may limit our ability to manufacture such products. We may encounter problems in our manufacturing facilities as a result of, among other things, production failures, construction delays, human errors, equipment malfunction or process contamination, which could seriously harm our operations. We may also experience fires, floods, droughts, power losses and similar events beyond our control that would affect our facilities. Operating hazards and natural disasters, such as earthquakes may also cause interruption to our operations, property and/or environmental damage as well as personal injuries, and any of these incidents may have a material adverse impact on our results of operations. Although we carry business interruption insurance, losses incurred or payments required to be made by us due to operating hazards or natural disasters that are not fully insured may have a material adverse effect on our financial condition and results of operations.

Our polysilicon raw material suppliers may fail to supply us with polysilicon in a timely manner, at a favorable price, or with the quantity or quality we require, which may materially and adversely affect our financial condition and results of operations.

We entered into long-term and short-term polysilicon purchase agreements with international suppliers. Any failure by our suppliers in supplying us with polysilicon in a timely manner and with the quantity or quality or at the level of pricing we require may adversely and materially impact our ability to fulfill our obligation in producing and delivering solar power products to our customers in accordance with the sales contracts we entered into with such customers. From time to time, we become involved in negotiations and disputes with certain suppliers that supply us with polysilicon with quality defects or regarding quantity and price. Any negotiation or litigation arising out of these disputes could distract management from the day-to-day operation of our business, subject us to potentially significant legal expenses, and interrupt the sourcing of our polysilicon, which could materially and adversely affect our business and results of operations.

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

Weakening of global economic conditions and PRC macroeconomic factors such as credit tightening policies may negatively impact our ability to obtain necessary capital in a timely manner or on commercially acceptable terms. As of December 31, 2011, we had $379.0 million in cash and cash equivalents, $58.3 million in restricted cash and $715.6 million in bank borrowings, of which approximately $570.9 million was due within one year. We might not be able to refinance these borrowings in the future as they mature. In the event that we are unable to obtain extensions of these borrowings, or if we are unable to obtain sufficient alternative funding at reasonable terms to make repayments, we will have to repay these borrowings with cash generated by our operating activities. Moreover, future turbulence in global economic conditions and the potential impact on the liquidity of financial institutions may have an adverse effect on our ability to fund our operations and future expansion through borrowings or our ability to borrow on terms that we believe to be reasonable, if at all. Our operations, results of operations and growth prospects may be materially and adversely affected if current global financial crisis persists.

Our financial leverage may hamper our ability to expand and may materially affect our results of operations. Our borrowing levels and the tightening of credit generally in the industry in the PRC may adversely impact our ability to obtain new financing.

We have relied on short-term and long-term borrowings and notes financing to fund a portion of our capital requirements, and expect to continue to do so in the future. We have significant borrowings from Chinese commercial banks. Our borrowings consisted primarily of short-term borrowings, which increased from $400.8 million as of December 31, 2010 to $570.9 million as of December 31, 2011, of which $250.3 million was attributable to trade financings as of December 31, 2011, which increased from $117.9 million as of December 31, 2010 to satisfy our working capital requirements. Our long-term borrowings also increased from $121.5 million as of December 31, 2010 to $144.7 million as of December 31, 2011. In March 2011, we completed an offering of convertible senior notes due 2018 to qualified institutional buyers pursuant to Rule 144A under the Securities Act. As of December 31, 2011, the carrying value of our convertible senior note was $111.6 million.

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

We expect to incur additional debt obligations to finance our operations and future expansion and, as a result, we will allocate an increasing portion of our cash flow to service these obligations. This could impair our ability to make necessary capital expenditures, develop business opportunities or make strategic acquisitions. Our business may not generate sufficient cash flow from operations in the future to service our debt and make necessary capital expenditures, in which case we may seek additional financing, dispose of certain assets or seek to refinance some or all of our debt. In addition, these alternatives may not be implemented on satisfactory terms, if at all. In the event that we are unable to meet our obligations when they become due or if our creditors take legal action against us for payment, we may have to liquidate our long-term assets to repay our creditors. We may have difficulty converting our long-term assets into current assets in such a situation and may suffer losses from the sale of our long-term assets. This would materially and adversely affect our operations and prevent us from successfully implementing our business strategy.

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

The reduction or elimination of government subsidies and economic incentives for on-grid solar power applications could cause demand for our products and our revenues to decline.

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

When upfront system costs are factored into the cost of electricity generation, the cost of solar power substantially exceeds the cost of power generated from conventional means in many markets. As a result, national and local governmental bodies in many countries, most notably in Germany, China, Spain, Italy, the United States and Japan, have provided subsidies and economic incentives in the form of feed-in tariffs, rebates, tax credits and other incentives to end-users, distributors, system integrators and manufacturers of solar power products to promote the use of solar power and to reduce dependence on other forms of energy.

However, as the solar power industry continues to develop, these government subsidies and economic incentives have been reduced and could continue to be reduced or be eliminated altogether. For example, in 2011, a decrease in payment to solar power producers, in the form of feed-in tariffs and other reimbursements, and a reduction in available financing caused a decrease in the growth in a number of solar power projects in the European markets. Although the solar power industry is currently moving towards the economies of scale necessary for solar power to become cost-effective in a non-subsidized market, the reduction or elimination of government subsidies and economic incentives for on-grid solar power applications could result in decreased demand for our products and cause our revenues to decline. Although we expect China to become one of the largest markets for solar power products in 2012, Europe continues to be an important market. As European governments continue to decrease their subsidies, Chinese solar power products may continue to experience excess capacity, which could impact the demand and pricing of our solar power products, either of which could materially and adversely impact our revenues and profitability.

Turbulence in global financial markets and economies may adversely affect the solar industry, the demand for solar power products, and our operating results, financial condition and liquidity.

The demand for solar power products is influenced by macroeconomic factors such as global economic conditions, the supply and the prices of other energy products, such as oil, coal and natural gas, as well as government regulations and policies concerning the electric utility industry. A decrease in prices of fossil fuels, for example, could reduce demand for alternative forms of energy, such as solar power. We are affected by the solar market and industry trends. From late 2008 to the second half of 2009, the global solar power industry experienced a drastic decline in demand due to decreased availability of financing for downstream buyers of solar power products as a result of the global economic crisis. During the same period, increased manufacturing capacity combined with decreased demand for and decreased prices of polysilicon caused a decline in the prices of solar power products. In 2011, payments to solar power producers decreased as governments in Europe, under pressure to reduce sovereign debt levels, reduced subsidies such as feed-in tariffs, which tariffs require public utility companies to pay higher prices for solar power than for power generated through conventional means. These market conditions worsened due to an over-supply of solar power products driven by increased manufacturing capacity, which adversely affected the prices of solar power products.

There may still be great uncertainties in the global credit and lending environment. If the demand for solar power products deteriorates again due to these macroeconomic factors or solar market and industry trends, our liquidity and financial condition, including our ability to refinance maturing liabilities and access the capital markets to meet liquidity needs, and the liquidity and financial condition of our customers may be adversely affected. This would delay and lengthen our cash collection cycles and negatively impact our operating results. Additionally, our share price may decrease if investors have concerns that our business, financial condition and results of operations will be negatively impacted by a global economic downturn.

Our dependence on a limited number of wafer customers may cause significant fluctuations or declines in our revenues.

We sell a substantial portion of our solar wafers to a limited number of customers. In 2011, our top five wafer customers accounted for approximately 41.6% of our wafer sales and 23.0% of our net revenues, and our largest customer accounted for approximately 10.8% of our wafer sales and 6.0% of our net revenues. Sales to our major wafer customers are typically made under long-term sales contracts. Long-term sales contracts typically provide for the sales volume and price of our solar wafers for each year during the contract term. However, the pricing terms may be either fixed or subject to reset in situations where the market benchmark price for solar wafers changes more than a certain percentage from the contracted price. In addition, in 2010, we also entered into one-year and long-term sales contracts which provide for an agreed sales volume at a fixed price. A small portion of our sales are made under long-term framework contracts which provide for variable pricing and volume terms. Since the fourth quarter of 2008, we renegotiated many of our long-term framework contracts, long-term sales contracts and one-year sales contracts with our customers to reflect rapidly changing market conditions. The agreements were renegotiated and amended such that these customers agreed to continue to purchase the quantity under the original agreements but pricing terms are to be adjusted (usually on a monthly basis based on delivery volume) to reflect the market conditions.

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

The solar market is increasingly competitive and continually evolving, which may result in price reductions, reduced profit margins or loss of market share by us. Our competitors include integrated solar power product manufacturers, specialized solar wafer manufacturers, solar wafer manufacturing divisions of large conglomerates, specialized cell and module manufacturers and end-market system integrators. In addition, some polysilicon suppliers have decided to move downstream by establishing ingot and wafer producing capacities and some of our downstream customers have decided to move upstream to produce wafers for their internal use. Many of our competitors have longer operating histories, stronger market positions, larger manufacturing capabilities, greater resources, better brand name recognition and better access to silicon raw materials than we do. Some of our competitors have an established track record in large-scale polysilicon manufacturing and they may have an advantage over us in polysilicon feedstock costs. Many of our competitors also have more established distribution networks and larger customer bases. As a result, they may be able to devote greater resources to the research, development, promotion and sale of their products or respond more quickly to evolving industry standards and changes in market conditions than we can. The key barriers to enter into our industry at present consist of access to cost competitive polysilicon, advanced manufacturing technologies, a competitive cost structure, capital resources and skilled personnel. If these barriers disappear or become more easily surmountable, new competitors may successfully enter our industry. If we fail to compete successfully, our business would suffer and we may lose or be unable to gain market share.

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

As of December 31, 2011, we had 2,000 MW of wafer manufacturing capacity, 240 MW of cell manufacturing capacity and 500 MW of module manufacturing capacity. As of December 31, 2011, we had an annual polysilicon manufacturing capacity of 4,000 metric tons and we expect that our annual polysilicon manufacturing capacity will be increased to 9,500 to 10,000 metric tons by the end of 2012 as a result of the establishment of new polysilicon production facilities with additional capacity of 5,500 to 6,000 metric tons. Furthermore, we plan to significantly increase our module sales operations. Our ability to increase our production capacity and output and increase our module sales operations is subject to significant risks and uncertainties, including:

•	the significant amount of capital required to purchase additional equipment or to build additional facilities, which we may be unable to obtain on commercially viable terms or at all;

•	failure by our suppliers to make timely and satisfactory deliveries;

•	cost overruns and delays as a result of a number of factors, many of which are beyond our control, such as problems with equipment delivery;

•	delays or denial of required approvals by relevant government authorities;

•	failure to obtain production inputs in sufficient quantities or at acceptable cost;

•	failure to execute our expansion plan effectively; and

•	failure to control the increase of our operating expenses without a commensurate increase in our revenues as we hire additional sales personnel in connection with the expansion of our module sales operations.

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

In August 2007, we acquired a 49% equity interest in Linzhou Zhongsheng Semiconductor, a polysilicon manufacturing company located in Henan Province. Linzhou Zhongsheng Steel Co., Ltd., or Linzhou Zhongsheng Steel, held a 51% equity interest in the joint venture. The joint venture started producing polysilicon in early 2008. In September 2008, we sold our 49% equity interest in Linzhou Zhongsheng Semiconductor to Linzhou Zhongsheng Steel, our joint venture partner. The agreement was amended in December 2008 stipulating that of the total consideration of RMB200 million, RMB40 million would be paid in cash, RMB4 million would be treated as credit for existing purchases of polysilicon and RMB156 million would be treated as prepayment, to either be used as a credit through a discount to spot market price against future delivery of polysilicon from the joint venture or be repaid in cash, at our discretion. However, Linzhou Zhongsheng Semiconductor stopped the delivery of polysilicon in early 2009 and continued to fail to fulfill its obligations. We decided to take legal action to collect the remaining amount of the receivable and to make a provision against doubtful other receivables accordingly. As a result, we recorded a provision of approximately $8.6 million in 2009 against doubtful other receivables. We were advised by our PRC legal counsel, Haiwen & Partners, that this prepayment arrangement is subject to foreign exchange control by the PRC government, and as we have not obtained approvals and registrations from relevant authorities, this may subject us to penalties and such arrangement may be unenforceable in the PRC. As we have not imposed any security over this arrangement, we may not be able to recover the remaining amount of the receivable if Linzhou Zhongsheng Steel fails to honor its obligations under the share transfer agreement, or if we fail to enforce such arrangement under PRC laws and regulations. We initiated arbitration proceedings against Linzhou Zhongsheng Steel and Linzhou Zhongsheng Semiconductor before China International Economic and Trade Arbitration Commission, or CIETAC, for the equity transfer dispute. CIETAC has rendered its final award in September 2011, requiring Linzhou Zhongsheng Steel to pay us the remaining equity transfer consideration in the amount of RMB137.3 million, which amount was included in the provision against doubtful other receivables we made in 2009 as of the date of this annual report. We have applied to the relevant court in China for enforcement of the arbitral award.

We are exposed to credit risks of our customers.

As we expand our module sales operations, we expect to derive more revenues from credit sales, generally with payment schedules due according to negotiated contracts, which have longer credit periods and more flexible terms when compared to our wafer contracts. As a result of the disruptions in the financial markets and other macro-economic challenges which had affected the world economy, our customers may experience difficulties in making timely payment to us. Any inability of customers to pay us may adversely affect our cash flow and earnings.

We incurred impairment losses on our investments in equity securities.

Since October 2009, we have held a minority equity interest in a polysilicon manufacturer, or the investee whose shares are traded on the Toronto Stock Exchange, or TSX. If the fair value of these shares declines below their cost basis and we determine that the decline is permanent, we are required to record an impairment loss for the applicable period. In 2009, due to the rapid decline of the investee’s share price as a result of the difficult operating environment for its core business, such as the rapid decline of polysilicon prices, we recorded impairment losses of $13.4 million. We recorded further impairment losses of $6.2 million in 2011 due to the same reason. The investee filed for bankruptcy protection under the Companies' Creditors Arrangement Act of Canada, or CCAA, in January 2012. In February 2012, TSX determined to delist the investee’s shares due to its failure to meet the continued listing requirements of the TSX as a result of the commencement of proceedings under the CCAA. As a result, we have fully written off the investment in the investee. We may incur additional expenses as a result of impairment of other investments we may make, in the future. Any losses incurred could have a material adverse effect on our financial condition and results of operations.

If we are unable to effectively manage these risks, our ability to expand our business abroad would be materially and severely impaired.

In 2011, approximately 60.9% of our net revenues were generated from customers outside of China (excluding Hong Kong). We expanded our international sales efforts in 2009, 2010 and 2011 by focusing on international top tier solar companies with strong global distribution capabilities and initiating relationship with companies with established regional distribution capabilities in our international key markets. We also plan to significantly increase our module sales operations. The marketing, distribution and sales of our solar power products in international markets expose us to a number of risks, including:

•	fluctuations in currency exchange rates, such as exchange rate volatility between the euro and the U.S. dollar and the continuing trend of appreciation of the Renminbi against the U.S. dollar;

•	increased costs associated with maintaining marketing efforts in various countries;

•	difficulty and costs relating to compliance with the different commercial, environmental and legal requirements of the overseas markets in which we offer our products;

•	difficulty in engaging and retaining sales personnel who are knowledgeable about, and can function effectively in, overseas markets;

•	the antidumping or countervailing duty or other import restrictive proceedings initiated in the United States or any additional jurisdictions, including the European Union and India, for example, the antidumping and countervailing duty actions filed by solar companies in the United States against imports of Chinese solar panels in 2011;

•	trade barriers such as export requirements, tariffs, taxes and other restrictions and expenses, which could increase the prices of our products and make us less competitive in some countries; and

•	failure to control the increase of our operating expenses without a commensurate increase in our revenues as we hire additional sales personnel in connection with the expansion of our module sales operations.

If we are unable to effectively manage these risks, our ability to expand our business abroad would be materially and severely impaired.

Our expansion into cell and module operations may cause us to compete with our customers.

In May 2009, as a part of our development strategy, we acquired a 100% equity interest in Wuxi Jiacheng Solar Energy Technology Co., Ltd., or JC Solar, for a total cash consideration of RMB140.3 million, including tax paid in connection with the transfer of equity interests. JC Solar is a solar cell and module manufacturer located in Yixing, Jiangsu Province. As of December 31, 2011, we, through JC Solar, had an annual cell production capacity of 240 MW and an annual module production capacity of 500 MW. We may compete directly with our wafer customers as we also sell our module products in the market. As a result, our relationships with those customers may be impaired. If our customers stop purchasing wafers from us due to our competition with them, we may not gain the expected return of investment from the acquisition of JC Solar and may lose our existing customers, and our business and results of operations will be materially and adversely affected.

Any significant claims under the product warranty obligations we assumed during our acquisition of JC Solar may materially and adversely affect our profitability.

Historically, our solar modules were typically sold with a warranty for minimum power output for up to 20 years following the date of sale. We also provided warranties for our solar modules against defects in materials and workmanship for a period of two years from the date of sale. We do not provide similar warranties for our solar wafers. We have sold solar modules since our acquisition of JC Solar in June 2009. In connection with the acquisition of JC Solar, we also assumed all of the product warranty obligations that JC Solar granted to its customers on its module products. JC Solar provides warranties for minimum power output for up to 25 years following the date of sale. JC Solar also provides warranties for solar modules against defects in materials and workmanship for a period of five to ten years from the date of sale. We are obligated to meet the performance requirements in accordance with JC Solar’s warranty policy. If we receive significant warranty claims from the customers of JC Solar and the amount of warranty costs accrued exceeds our estimates, we will need to recognize higher warranty costs and our profits may be adversely affected.

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

We have entered into several long-term loans with commercial banks in China. These loans contain certain restrictive covenants that limit our ability to, among other things, (i) provide guarantees, pledges or mortgages on our operating assets in any manner that will increase risks to the lenders, (ii) repay shareholders loans or loans from our related parties and (iii) distribute dividends to shareholders. For more information about the loan agreements, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.” Any breach by us of the various undertakings and covenants in our existing loan agreements will give such banks the right to demand immediate repayment of the outstanding loan amounts. For instance, in a RMB800 million loan agreement with a term of five years, we have undertaken to China Construction Bank that the gross profit margin of our subsidiary, Sichuan ReneSola, will be at or above the lowest gross profit margin of companies in the global polysilicon industry as stated in a report to be provided by one of the big four accounting firms. We believe that because Sichuan ReneSola’s operations were in trial production in 2009, we were not subject to such undertaking in 2009 and the first three quarters of 2010 despite the negative gross margins Sichuan ReneSola recorded in 2009. We have obtained a letter from the bank confirming this understanding. In 2011, the gross margins Sichuan ReneSola recorded was 16.2%, which is higher than the lowest gross profit margin of companies in the global polysilicon industry. However, we cannot assure you whether we will be subject to, or be able to fulfill, such undertaking in the future. Any failure to maintain any of the above covenants or undertakings could result in an acceleration of obligations under the facility agreement, which would have a material adverse effect on our business. In addition, the breach of any of the covenants and undertakings in any one of our loan agreements may trigger the cross-default provisions of some loan agreements entered into by us, thereby giving the lenders the right to accelerate our loan repayment obligations. As a result, we are limited in the manner in which we conduct our business and may be unable to engage in certain business activities or finance our future operations or capital needs.

Our recent and future capacity expansion has and will continue to utilize equipment with customized designs that will be contract manufactured by new suppliers, which subjects us to a number of risks.

Historically, we have purchased all of our furnaces for the production of multicrystalline ingots from foreign equipment suppliers. Since 2010, we collaborated with a domestic equipment supplier in China to develop our own customized multicrystalline furnaces. We have spent considerable resources on the development of these furnaces. Although our new multicrystalline furnaces have achieved satisfactory results to date, these furnaces may not achieve satisfactory results in the future and the equipment supplier may not be able to continue to manufacture and deliver the multicrystalline furnaces we require in a timely manner or meeting our quality and technical requirements. In addition, we may require from time to time additional customized equipment in connection with our business operation and manufacturing capacity expansion, whether in polysilicon production, wafer production, cell production or module production. As such equipment are not readily available from multiple vendors and would be difficult to repair or replace, problems with quality or performance of the equipment or with timely delivery will negatively impact our expansion plans and may result in the failure to grow our revenues or reduce our manufacturing costs as originally intended. Problems with quality or performance of our products as a result of poor equipment performance or failure could result in losses and adversely affect our results of operations and reputation.

Our advance payments to our silicon raw material suppliers expose us to the credit risk of such suppliers, which may materially and adversely affect our financial condition and results of operations.

In order to secure silicon raw materials when the supply of these raw materials was limited, we made advance payments to some of our polysilicon feedstock suppliers. As of December 31, 2009 and 2010, our advances to suppliers amounted to approximately $20.2 million and $40.1 million, respectively. In 2011, due to the worldwide oversupply of silicon raw materials, we were not required to make advance payments for our newly signed procurement agreements with suppliers. As of December 31, 2011, the outstanding advance payments in connection with our procurement agreements entered before 2011 amounted to approximately $33.8 million. We made such advance payments usually without receiving any collateral. To the extent that there were collateral and/or security attached to the advance payments, it is uncertain whether we will be able to enforce the collateral or the security, or if the advance payment can be repaid in full upon enforcement on such collateral or security. Any litigation arising out of the disputes could subject us to potentially significant legal expenses, distract management from the day-to-day operation of our business and expose us to risks for not being able to collect damages awarded to us, all of which could materially and adversely affect our financial condition and results of operations.

We may not be able to recover such advance payments and would suffer further losses should any supplier fail to fulfill its delivery obligations under its supply contract, which would include failure to provide sufficient quantity of raw materials or raw materials of such quality as specified in the contract or should a supplier’s stock price be less than the price agreed to settle to our claim. We terminated a polysilicon feedstock purchase agreement with a supplier in 2009 due to its breach of the agreement terms and the supplier issued to us its publicly listed shares that carried a value equivalent to the value of our outstanding prepayment, based on the closing price of the shares on the day of the settlement agreement, as a settlement of its obligations under the agreement. Since these shares were issued to us in October 2009, their price has fallen significantly and, as a result, we have been required to record an impairment loss in 2009 and 2011. The supplier filed for bankruptcy protection under CCAA in January 2012. As a result, we have fully written off the investment in the supplier. See “—We incurred impairment losses on our investments in equity securities.” Similar claims by us for advance payments in the future would expose us to the credit risks of the suppliers and capital market risks, therefore materially and adversely affect our financial condition and results of operations.

Future acquisitions, investments or alliances may have an adverse effect on our business.

If we are presented with appropriate opportunities, we may acquire or invest in technologies, businesses or assets that are strategically important to our business or form alliances with key players in the solar power industry to further expand our business. Such acquisitions and investments could expose us to potential risks, including risks associated with the assimilation of new operations, technologies and personnel, unforeseen or hidden liabilities, the inability to generate sufficient revenue to offset the costs and expenses of acquisitions, and potential loss of, or harm to, our relationships with employees, customers and suppliers as a result of integration of new businesses. Furthermore, we may not be able to maintain a satisfactory relationship with our partners or handle other risks associated with future alliances, which could adversely affect our business and results of operations. Investments in new businesses may also divert our cash flow from servicing our debt and making necessary capital expenditures. In addition, we may incur impairment losses on our acquisitions and investments in equity securities. We lack sufficient experience in identifying, financing or completing large investments or acquisitions or joint venture transactions. Such transactions and the subsequent integration processes would require significant attention from our management. In addition, we may expand our business into international markets. In our international expansion, we may face economic, regulatory, legal and political risks inherent in having relationships, operations and sales in other jurisdictions, including challenges caused by distance and linguistic and cultural differences, as well as the potential for longer collection periods and for difficulty in collecting accounts receivable and enforcing contractual obligations. Expansion into new markets may also place significant additional burdens on our senior management and our sales and marketing teams. The diversion of our management’s attention and any difficulties encountered with respect to the acquisitions, investments, alliances, expansion or in the process of integration could have an adverse effect on our ability to manage our business. Any failure to integrate any acquired or new businesses or joint ventures into our operations successfully and any material liabilities or potential liabilities of any acquired businesses or joint ventures that are not identified by us during our due diligence process for such acquisitions or investments could adversely affect our business and financial condition.

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

The technology for the manufacture of solar power products is continuously being modified in an effort to improve yields and product performance. Microscopic impurities such as dust and other contaminants, difficulties in the manufacturing process or unsuccessful adoption of new processing technologies or malfunctions of the equipment or facilities used can lower yields or increase the silicon consumption rate, cause quality control problems, interrupt production or result in losses of products in process. We may also experience floods, droughts, earthquakes, power losses, labor disputes and similar events within or beyond our control that would affect our operations.

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

Our future success depends substantially on the continued services of our executive officers and key employees, especially Mr. Xianshou Li, our chief executive officer, Mr. Charles Bai, our chief strategy officer, and Mr. Henry Wang, our chief financial officer. If one or more of our executive officers or key employees were unable or unwilling to continue in their present positions, we might not be able to replace them easily, in a timely manner, or at all. Our business may be severely disrupted, our financial conditions and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain personnel. If any of our executive officers or key employees joins a competitor or forms a competing company, we may lose customers, suppliers, know-how and key professionals and staff members. Each of our executive officers and key employees has entered into an employment agreement with us, which contains non-competition provisions. However, if any dispute arises between our executive officers and us, these agreements may not be enforceable in China, where these executive officers reside, in light of uncertainties with China’s legal system. See “—Risks Related To Doing Business In China—Uncertainties with respect to the PRC legal system could adversely affect us.”

Our future success depends, to a significant extent, on our ability to attract, train and retain qualified personnel, particularly technical personnel with expertise in the solar power industry. Since our industry is characterized by high demand and intense competition for talent, there can be no assurance that we will be able to attract or retain qualified technical staff or other highly-skilled employees that we will need to achieve our strategic objectives. As our business has grown rapidly, our ability to train and integrate new employees into our operations may not meet the growing demands of our business. If we are unable to attract and retain qualified personnel, our business may be materially and adversely affected. In addition, it is typical in the solar industry for highly-skilled employees to enter into employment agreements that contain strict non-competition provisions with their employers. If, as a result of our hiring, a dispute arises involving our employee, his or her former employer and us, such as a dispute over the violation of non-competition provision or other restrictive covenants, it could result in our loss of such key employee and adversely impact our operation and business. Any prolonged litigation may also result in substantial costs and diversion of resources and adversely impact our business and reputation.

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

On December 31, 2010, the PRC Ministry of Industry and Information Technology, or the MIIT, the PRC National Development and Reform Commission, or the NDRC, and the PRC Ministry of Environmental Protection jointly promulgated Polysilicon Industry Access Standards, or Circular 137, to establish standards to regulate and direct the development of the polysilicon industry and avoid production surplus and industry oversaturation. Circular 137 sets forth a series of requirements and standards for polysilicon projects including those related to construction and layout, production scale and technical equipment, resource recycling and power consumption, environmental protection and product quality and safety. Companies are required to submit application materials for their currently operating polysilicon projects to the MIIT through local MIIT authorities. The MIIT will, together with other relevant authorities, review the application materials. Any project failing to meet relevant standards may be required to stop its operation.

Our current polysilicon projects are operated through our subsidiary, Sichuan ReneSola, which has already met the standards imposed by Circular 137 according to the circular published by MIIT in December 2011. Our future polysilicon projects are also required to continually meet Circular 137 standards. As a result, we may have less flexibility with respect to the size, production scale, energy consumption and other characteristics of our polysilicon projects, which may adversely affect our operations and expansion plan.

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

Our management has evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13-a-15(c) of the Exchange Act, and we have concluded that our internal control over financial reporting was effective for our fiscal year ended December 31, 2011. If we fail to maintain the adequacy of our internal controls, our management may conclude that our internal control over financial reporting is not effective in the future. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports and to prevent fraud. As a result, our failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the market price of our ADSs.

Our failure to protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights may be costly.

We rely primarily on patent laws, trade secrets and other contractual restrictions to protect our intellectual property. Nevertheless, these afford only limited protection and the actions we take to protect our intellectual property rights may not be adequate to provide us with meaningful protection or commercial advantage. For example, we had 72 patents and 131 pending patent applications in China as of December 31, 2011. We cannot assure you that our patent applications will be eventually issued with sufficiently broad coverage to protect our technology and products. As a result, third parties may be able to use the technologies that we have developed and compete with us, which could have a material adverse effect on our business, financial condition or operating results. In addition, contractual arrangements, such as the confidentiality and non-competition agreements and terms between us and our research and development personnel, afford only limited protection and the actions we may take to protect our trade secrets and other intellectual property may not be adequate. Our failure to protect our intellectual property and proprietary rights may undermine our competitive position. Third parties may infringe or misappropriate our proprietary technologies or other intellectual property and proprietary rights. Policing the unauthorized use of proprietary technology can be difficult and expensive. In particular, the laws and enforcement procedures of the PRC and certain other countries are uncertain or do not protect intellectual property rights to the same extent as do the laws and enforcement procedures of the United States. See “—Risks Related To Doing Business In China—Uncertainties with respect to the PRC legal system could adversely affect us.” We may need to resort to court proceedings to enforce our intellectual property rights in the future. Litigation relating to our intellectual property might result in substantial costs and diversion of resources and management attention away from our business. An adverse determination in any such litigation will impair our intellectual property and proprietary rights and may harm our business, prospects and reputation.

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

The audit report included in this annual report are prepared by auditors who are not inspected by the U.S. Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, is required by the laws in the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws in the United States and professional standards.  Because our auditors are located in the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality.  This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures.  As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or shares.

Based on the market price of our ADSs, the value of our assets, and the composition of our income and assets, we do not believe we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2011. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you the U.S. Internal Revenue Service will not take a contrary position. A non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. If we are a PFIC for any taxable year during which a U.S. person holds an ADS or share, certain adverse U.S. federal income tax consequences could apply to such U.S. holder. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation—Passive foreign investment company.”

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

We are a holding company, and we conduct our business primarily through our subsidiaries incorporated in China. These subsidiaries include (1) Zhejiang Yuhui Solar Energy Source Co., Ltd., or Zhejiang Yuhui, (2) Sichuan Ruixin Photovoltaic Materials Co, Ltd., or Sichuan Ruixin, (3) Sichuan Ruiyu Photovoltaic Materials Co, Ltd., or Sichuan Ruiyu, (4) Zhejiang Renesola Photovoltaic Materials Co., Ltd., or Zhejiang ReneSola, (5) JC Solar, (6) Jiashan Xujing Real Estate Development Co., Ltd., (7) Zhejiang Ruiyi New Materials Technology Co., Ltd., or Zhejiang Ruiyi, (8) Zhejiang Sciborn New Material Technology Co., Ltd., (9) Sichuan SiLiDe Composite Materials Co., Ltd., (10) Qinghai Yuhui New Energy Co., Ltd., (11) Yuneng Enterprise Consulting (Shanghai) Co., Ltd., (12) Sichuan Renesola and (13) Sichuan OuRuiDa Science Park Co., Ltd. These subsidiaries are generally subject to laws and regulations applicable to foreign investment in China. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since the late 1970s, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

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

Zhejiang Yuhui increased its registered capital from $1.5 million to $16.5 million in April 2006, $28.5 million in September 2006, $45.0 million in January 2007 and $102.5 million in August 2007. According to relevant PRC tax regulations before the enactment of the Enterprise Income Tax Law, Zhejiang Yuhui is entitled to a full exemption from enterprise income tax for two years starting from its first profitable year of operation with respect to income from operations attributable to the increased capital and a 50% deduction in income taxes for the following three years, upon written approval from the tax authority. Since Zhejiang Yuhui’s capital increase from $45.0 million to $102.5 million was registered after March 16, 2007, it has received an approval from the PRC tax authority in Zhejiang Province which provided that income attributable to this registered capital increase would receive preferential tax treatment until December 31, 2007. From January 1, 2011, Zhejiang Yuhui has paid income tax at a rate of 15% as a High and New-tech Enterprise. However, Zhejiang Yuhui’s High and New-tech Enterprise Certificate expired on April 16, 2012. We have applied for renewal of Zhejiang Yuhui’s High and New-tech Enterprise Certificate and there is no assurance that Zhejiang Yuhui can successfully renew its certificate or if any new law may change the preferential treatment granted to it. Any loss or substantial reduction of the tax benefits enjoyed by us would reduce our net profit.

Moreover, under the new Enterprise Income Tax Law, enterprises organized under the laws of jurisdictions outside of China with their de facto management bodies located within China may be considered PRC resident enterprises and, therefore, subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The Implementing Regulation of the new tax law defines “de facto management body” as an establishment that exerts substantial overall management and control over the operation, personnel, financial affairs, assets and other aspects of the enterprise. If a majority of the members of our management team continues to be located in China, we may be deemed as a PRC tax resident enterprise and, therefore, subject to PRC enterprise income tax at the rate of 25% on our worldwide income except that the dividends we received from our PRC subsidiaries may be exempt from the enterprise income tax to the extent that such dividends are deemed as dividends among PRC resident enterprises. If our current tax benefits expire or otherwise become unavailable to us for any reason, our profitability may be materially or adversely affected. In addition, our PRC subsidiaries, Zhejiang Yuhui and JC Solar, are required to pay value added tax, or VAT, with respect to their respective gross sales proceeds. Prior to July 2007, when exporting products, Zhejiang Yuhui was entitled to a 13% refund of VAT that it had already paid or borne. However, starting July 1, 2007, such VAT refund was reduced to 5%, which materially affects the gross margin of our overseas sales. According to the latest tax regulation, the VAT refund applicable to Zhejiang Yuhui has been reverted to 13% from April 1, 2009. The VAT refund applicable to JC Solar is 17%. Our profitability may be materially and adversely affected if this VAT refund changes significantly and frequently.

Our ability to make distributions and other payments to our shareholders depends to a significant extent upon the distribution of earnings and other payment made by Zhejiang Yuhui.

We conduct substantially all of our operations through Zhejiang Yuhui. Our ability to make distributions or other payments to our shareholders depends on payments from Zhejiang Yuhui. The payment of dividends by entities organized in China is subject to limitations. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Zhejiang Yuhui is also required to set aside at least 10% of its after-tax profit, if any, to fund certain statutory reserve funds until the accumulative amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Zhejiang Yuhui is also required to allocate a portion of its after-tax profits, as determined by its board of directors, to its staff welfare and bonus funds, which may not be distributed to equity owners. In addition, when Zhejiang Yuhui incurs debt on its own behalf, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. For example, according to certain loan agreements between Zhejiang Yuhui and its banks, Zhejiang Yuhui is not permitted to pay dividends for any given year if it has no after-tax profit or any principal or interest due in that year that has not been paid.

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

We are incorporated in the British Virgin Islands. Under the new PRC Enterprise Income Tax Law and its Implementing Regulation, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a PRC resident enterprise. The Implementing Regulation defines the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” Substantially all of our management members are based in the PRC. Accordingly, we may be considered a PRC resident enterprise. If we are determined to be a PRC resident enterprise following the “de facto management bodies” concept, our shareholders and ADS holders who are deemed non-resident enterprise may be subject to the new PRC Enterprise Income Tax Law at the rate of 10% upon the dividends paid by us or the gains on the disposition of our shares or ADSs; similarly, our noteholders who are deemed non-resident enterprise may be subject to the new PRC Enterprise Income Tax Law at the rate of 10% upon the interest of the notes paid by the Company and the gains realized on the conversion, sale, exchange or redemption of such notes.

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

A significant portion of our revenues and expenses are denominated in Renminbi. If our revenues denominated in Renminbi increase or expenses denominated in Renminbi decrease in the future, we may need to convert a portion of our revenues into other currencies to meet our foreign currency obligations, including, among others, payment of dividends declared, if any, in respect of our shares or ADSs. Under China’s existing foreign exchange regulations, Zhejiang Yuhui is able to pay dividends in foreign currencies, without prior approval from State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, we cannot assure you that the PRC government will not take further measures in the future to restrict access to foreign currencies for current account transactions.

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

On October 21, 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Notice 75, which became effective as of November 1, 2005. SAFE has further issued a series of implementation guidance, including the most recent Notice on Printing and Distributing the Implementing Rules for the Administration of Foreign Exchange in Fund-Raising and Round-trip Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Notice 19, which came into effect on July 1, 2011. According to these regulations, registration with the local SAFE branch is required for PRC residents to establish or to control an offshore company for the purposes of financing that offshore company with assets or equity interests in an onshore enterprise located in the PRC. An amendment to registration or filing with the local SAFE branch by such PRC resident is also required for the injection of equity interests or assets of an onshore enterprise in the offshore company or overseas funds raised by such offshore company, or any other material change involving a change in the capital of the offshore company. Moreover, Notice 75 applies retroactively. As a result, PRC residents who have established or acquired control of offshore companies that have made onshore investments in the PRC in the past were required to complete the relevant registration procedures with the local SAFE branch by March 31, 2006.

We have urged our shareholders who are PRC residents to make the necessary applications and filings as required under these regulations. To our knowledge, our principal shareholders have completed the necessary filings as required under these regulations. In addition, according to rules issued by SAFE, if a PRC resident participates in any stock incentive plan of an overseas publicly-listed company, a qualified PRC domestic agent must, among other things, file on behalf of such participant an application with SAFE to conduct the SAFE registration with respect to such stock incentive plan. We have made filings with the local SAFE branch of Jiashan County in connection with the options we granted to our PRC employees under our 2007 share incentive plan but were told that such registration is not required for now. We will make such filing and registration in accordance with the rules issued by SAFE if required by local SAFE branch. We attempt to comply, and attempt to ensure that our shareholders who are subject to these rules comply with the relevant requirements. However, we cannot provide any assurances that all of our shareholders who are PRC residents will comply with our request to make or obtain any applicable registrations, amend the existing registrations or comply with other requirements required by Notice 75, Notice 19 or other related rules. The failure or inability of our PRC resident shareholders to make any required registrations or comply with other requirements may subject such shareholders to fines and legal sanctions and may also limit our ability to contribute additional capital into or provide loans to our PRC subsidiary, limit our PRC subsidiary’s ability to pay dividends or otherwise distribute profits to us, or otherwise adversely affect us.

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

Risks Related To Our ADSs, Notes and its Underlying ADSs and Shares

The market price for our ADSs may be volatile; the trading price of our convertible senior notes could be significantly affected by the market price of the ADSs and other factorse.

The market price for our ADSs may be volatile and subject to wide fluctuations in response to factors including the following:

•	actual or anticipated fluctuations in our operating results;

•	our quarterly or annual earnings, or those of other companies in our industry;

•	changes in financial estimates by securities research analysts or our ability to meet those estimates;

•	changes in the economic performance or market valuations of other solar power companies;

•	changes in investors’ and analysts’ perceptions of our industry, business or related industries;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	announcements by us or our competitors of new products, patent litigation, issuance of patents, acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments;

•	technological breakthroughs in the solar and other renewable energy industries;

•	reduction or elimination of government subsidies and economic incentives for the solar power industry;

•	potential litigation or administrative investigations;

•	addition or departure of key personnel;

•	fluctuations of exchange rates between the RMB and U.S. dollar or other foreign currencies;

•	release of lock-up or other transfer restrictions on our outstanding ADSs or shares or sales of additional ADSs;

•	the operating and stock price performance of other comparable companies;

•	general market conditions , fluctuations or other developments affecting us or our industry; and

•	general economic conditions and conditions in the credit markets.

You should note that the stock prices of solar power companies have experienced wide fluctuations. Such wide market fluctuations may adversely affect the market price of our ADSs. The market price of the ADSs will likely continue to fluctuate in response to the factors discussed above, many of which are beyond the control. We expect that the trading price of our convertible senior notes will be significantly affected by the market price of our ADSs. This may result in greater volatility in the trading price of the notes than would be expected for nonconvertible debt securities.

The price of the ADSs could also be affected by possible sales of the ADSs by investors who view our convertible senior notes as a more attractive means of equity participation in us and by hedging or arbitrage trading activity that we expect to develop involving the ADSs. This trading activity could, in turn, affect the trading prices of our convertible senior notes.

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

Mr. Xianshou Li, our chief executive officer and director, and Mr. Yuncai Wu, our director, held, directly and indirectly, approximately 15.6% and 3.3% of our outstanding share capital, respectively, and exercise voting control over approximately 23.8% and 6.1% of our outstanding share capital, respectively, as of the date of this annual report. As such, Messrs. Li and Wu have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. For example, holders of a majority of our shares entitled to vote in a duly convened and constituted shareholders’ meeting may pass a shareholders’ resolution to issue preferred shares in one or more series and to fix the powers and rights of these shares, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our existing shares. Preferred shares could thus be issued with terms that would delay or prevent a change in control or make removal of management more difficult. These actions may be taken even if they are opposed by our other shareholders and holders of our ADSs.

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

Future issuances of shares or ADSs may adversely affect the price of the ADSs.

Sales of our shares or ADSs in the public market and after the convertible senior note offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline or could make it more difficult for us to raise funds through the sale of equity in the future. Likewise, additional equity financings or other issuances of shares or ADSs by us could adversely affect the market price of the ADSs..

We cannot be sure that we will not need to raise additional capital in the future, as a result of continuing or worsening economic conditions or otherwise. If we do need to raise additional capital, there can be no assurance that we will be able to do so on favorable terms or at all. In addition, any such financing could be significantly dilutive to existing shareholders and holders of the ADSs and result in the issuance of securities that have rights, preferences and privileges that are senior to those of the shares and ADSs.

A substantial number of the ADSs are reserved for issuance upon conversion of our convertible senior notes and for the grant of employee stock options pursuant to employee stock option plans. The conversion of some or all of the convertible senior notes will dilute the ownership interests of existing shareholders and holders of the ADSs. The issuance and sale of a substantial number of shares or ADSs, or the perception that such issuances and sales may occur, could adversely affect the trading price of our convertible senior notes and the market price of the shares or ADSs and impair our ability to raise capital through the sale of additional equity securities.

All ADSs sold in our initial public offering and the follow-on offering are freely transferable without restriction or additional registration under the Securities Act. The remaining ADSs outstanding after the initial public offering and the follow-on offering are currently available for sale, subject to volume and other restrictions as applicable under Rule 144 and Rule 701 of the Securities Act.

As a holder of our ADSs, you may not have the same voting rights as the holders of our shares and may not receive voting materials in time to be able to exercise your right to vote.

Holders of ADSs do not have the same rights as our shareholders and may only exercise the voting rights with respect to the underlying shares in accordance with the provisions of the deposit agreement. When a general meeting is convened, ADS holders may not receive sufficient notice of a shareholders’ meeting to permit such holders to withdraw their shares to allow them to cast their vote with respect to any specific matter. If requested in writing by us, the depositary will mail a notice of such a meeting to ADS holders. In addition, the depositary and its agents may not be able to send voting instructions to ADS holders or carry out ADS holders’ voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to ADS holders in a timely manner, but you may not receive the voting materials in time to ensure that you can convert your notes and instruct the depositary to vote the ADSs issued upon the conversion of your notes. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if the ADSs you receive upon the conversion of your notes are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholder meeting.

The depository for our ADSs may give us a discretionary proxy to vote our ordinary shares underlying your ADSs if you do not give voting instructions, which could adversely affect your interests.

Under the deposit agreement for the ADSs, if we asked for your instructions but the depositary does not receive your instructions by the cutoff date it sets, the depositary will give us a discretionary proxy to vote the ordinary shares underlying your ADSs as to all matters at the shareholders’ meeting unless:

•	we instructed the depositary we do not wish to receive a discretionary proxy;

•	we informed the depositary that there is substantial opposition to the particular matter; or

•	the particular matter would have a material adverse impact on shareholders.

The effect of this discretionary proxy is that if you do not give voting instructions, you cannot prevent the ordinary shares underlying your ADSs from being voted, except in the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

You may not be able to participate in rights offerings and may experience dilution of your holdings as a result.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to ADS holders in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Also, under the deposit agreement for the ADSs, the depositary will not offer those rights available to ADS holders unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act or exempt from registration under the Securities Act with respect to all holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. In addition, we may not be able to take advantage of any exemptions from registration under the Securities Act. Accordingly, in the event we conduct any rights offering in the future, the depositary may not make such rights available to holders of ADSs or may dispose of such rights and make the net proceeds available to such holders. As a result, holders of our ADSs may be unable to participate in our rights offerings and may experience dilution in their holdings.

You may be subject to limitations on transfer of your ADSs.

Your ADSs represented by the ADRs and the ADSs you receive upon the conversion of the convertible senior notes are transferable on the books of the depositary. However, the depositary may close its transfer books from time to time when it deems that it is expedient for the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Sales of a significant number of the ADSs in the public markets, or the perception of these sales, could depress the market price of the ADSs.

Sales of a substantial number of the ADSs or other equity-related securities in the public markets, including the issuance of ADSs upon conversion of the notes, could depress the market price of the ADSs, and impair our ability to raise capital through the sale of additional equity securities. We and certain of our officers, directors and principal shareholders have agreed not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares or ADSs or any securities convertible or exchangeable or exercisable for shares or ADSs until 90 days after the date of this offering memorandum, subject to certain exceptions. We cannot predict the effect that future sales of the ADSs or other equity-related securities would have on the market price of the ADSs.

In addition, the existence of the notes may also encourage short selling by market participants because the conversion of the notes could depress the ADS price. The price of the ADSs could be affected by possible sales of the ADSs by investors who view the notes as a more attractive means of equity participation in us and by hedging or arbitrage trading activity, which we expect to occur involving the ADSs. This hedging or arbitrage could, in turn, affect the market price of the notes.

In addition, we may issue additional shares or ADSs for future acquisitions. If we pay for our future acquisitions in whole or in part with additionally issued shares or ADSs, our investors’ ownership interests in our company would be diluted and this, in turn, could have a material adverse effect on the price of the ADSs.

Conversion of the convertible senior notes will dilute the ownership interest of existing shareholders and holders of our ADSs, including holders who have previously converted their notes.

On March 15, 2011, we completed an offering of $175 million of convertible senior notes due 2018, with an additional sale of $25 million on April 7, 2011 pursuant to the over-allotment option exercised by initial purchasers, to qualified institutional buyers pursuant to Rule 144A under the Securities Act. The convertible senior notes will mature on March 15, 2018. The conversion of some or all of the convertible senior notes will dilute the ownership interests of existing shareholders and holders of the ADSs and may depress the price of the shares or ADSs. In addition, any sales in the public market of the ADSs issuable upon such conversion could adversely affect prevailing market prices of the shares or ADSs.

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited, because we are incorporated under British Virgin Islands law, conduct substantially all of our operations in China and most of our officers and directors reside outside the United States.

We are incorporated in the British Virgin Islands, and conduct substantially all of our operations in China through our wholly owned subsidiary in China. Most of our officers and directors reside outside the United States, and some or all of the assets of those persons are located outside of the United States. As a result, it may be difficult or impossible for you to bring an original action against us or against these individuals in a British Virgin Islands or China court in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents of the United States and the substantial majority of whose assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the British Virgin Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. There is no statutory recognition in the British Virgin Islands of judgments obtained in the United States, although the courts of the British Virgin Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. It is uncertain whether such British Virgin Islands or PRC courts would be competent to hear original actions brought in the British Virgin Islands or the PRC against us or such persons predicated upon the securities laws of the United States or any state.

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

In July 2007, we invested in a 51% equity interest in ReneSola (Malaysia) SDN BHD, or ReneSola Malaysia, through ReneSola Singapore Pte. Ltd. ReneSola Malaysia was incorporated in Malaysia in February 2007 to process certain types of reclaimable silicon raw materials sourced overseas that did not meet the import requirements by Chinese government. We sold our interest in ReneSola Malaysia to our joint venture partner in December 2008 as part of our strategy to use polysilicon as our primary feedstock, instead of reclaimable silicon raw materials, for wafer manufacturing.

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

In March 2009, we established a wholly owned subsidiary, Yuneng Enterprise Consulting (Shanghai) Co., Ltd., to engage primarily in gathering market information on the solar power industry.

In May 2009, as part of our growth strategy, Zhejiang Yuhui acquired a 100% equity interest in JC Solar for a total cash consideration of RMB140.3 million, including tax paid in connection with the transfer of equity interests. JC Solar is a cell and module manufacturer located in Yixing, Jiangsu Province. JC Solar began cell production in October 2008 and module production in November 2005, and had an annual cell production capacity of 120 MW and an annual module production capacity of 135 MW as of December 31, 2009, the year in which it was acquired by us. It has obtained certification from TÜV Rheinland for monocrystalline solar modules made of 125 mm by 125 mm and 156 mm by 156 mm solar cell. JC Solar offers monocrystalline modules ranging from 40 W to 300 W and multicrystalline modules ranging from 40 W to 290 W in power output, and exports its products primarily to European markets.

In April 2010, we established a wholly owned subsidiary, Zhejiang ReneSola, to engage primarily in the production and sale of crucibles, steel wires and silicon carbon powder.

In August 2010, we established a wholly owned subsidiary, Sichuan Ruiyu. In November 2010, we established a wholly owned subsidiary, Sichuan Ruixin. In November 2010, we established a wholly owned subsidiary, Sichuan Ruisheng Photovoltaic Materials Co., Ltd., or Sichuan Ruisheng, which was subsequently merged into Sichuan ReneSola in November 2011. Sichuan Ruiyu, Sichuan Ruixin and Sichuan Ruisheng were established to engage primarily in sales of monocrystalline and multicrystalline wafers and ingots, steel wires, furnaces and other solar related products. Sichuan Ruixin had not commenced business as of the date of this annual report.

In June 2011, we established a wholly owned subsidiary, Zhejiang Sciborn New Material Technology Co., Ltd., to engage primarily in the research and development of metallic materials, inorganic non-metallic materials, composite materials and polymer materials.

In July 2011, we established a wholly owned subsidiary, Sichuan SiLiDe Composite Materials Co., Ltd., to engage primarily in the production and sale of carbon composite materials.

In August 2011, we established a wholly owned subsidiary, Qinghai Yuhui New Energy Co., Ltd., to engage primarily in the construction and operation of our solar photovoltaic, or PV, project.

In September 2011, we established a wholly owned subsidiary, ReneSola Deutschland GmbH in Germany to expand our business in Europe.

In October 2011, we established a subsidiary, Zhejiang Ruiyi, to engage primarily in the development and sale of new materials, steel sawing wires and other sawing materials. We hold 90% of the equity interests of Zhejiang Ruiyi, the remaining 10% equity interests is collectively held by a number of core employees of Zhejiang Ruiyi. We also established a wholly owned subsidiary, Jiashan Xujing Real Estate Development Co., Ltd., to engage primarily on the development of residence for our employees, and a wholly owned subsidiary, Sichuan OuRuiDa Science Park Co., Ltd. to engage primarily on the development and sale of new materials and new energy.

As of the date of this annual report, we conduct our business through the following key subsidiaries:

•	Zhejiang Yuhui, our operating company engaged in wafer production in China;

•	ReneSola America Inc., or ReneSola America, which was incorporated in the State of Delaware, the United States, in November 2006 to facilitate our procurement of silicon raw materials and product sales in North America;

•	ReneSola Singapore Pte. Ltd., which was incorporated in Singapore in March 2007 to facilitate our polysilicon procurement and product sales outside of China;

•	Sichuan ReneSola, which was incorporated in Sichuan Province in August 2007 to engage in the production of polysilicon;

•	JC Solar, which we acquired in May 2009 to engage in the production of solar cells and modules; and

•	Zhejiang ReneSola, which was incorporated in Zhejiang Province in April 2010 to engage in the production and sale of crucibles, steel wires and silicon carbon powder.

In January 2008, we and certain selling shareholders completed our initial public offering of 10,000,000 ADSs listed on the NYSE. In June 2008, we completed a follow-on public offering of 10,350,000 ADSs sold by us and certain selling shareholders.

In 2009, we repurchased RMB713.9 million aggregate principal amount of our RMB928,700,000 U.S. dollar Settled 1.0% Convertible Bonds due March 26, 2012 using a combination of $84.1 million in cash and the issuance of 4,000,000 shares. We redeemed the remaining balance of $32 million in the first quarter of 2010.

In October 2009, we completed a follow-on public offering of 15,500,000 ADSs sold by us.

In March 2011, we completed an offering of $175 million of convertible senior notes due 2018, with an additional sale of $25 million in April 2011 pursuant to the over-allotment option exercised by initial purchasers, to qualified institutional buyers pursuant to Rule 144A under the Securities Act. The convertible senior notes will mature on March 15, 2018. In connection with the pricing of the notes, we entered into a capped call transaction and an additional capped call transaction, which covers, subject to customary anti-dilution adjustments, the number of ADSs underlying the option notes, with an affiliate of one of the initial purchasers of the notes, or the hedge counterparty. The capped call transaction is expected generally to reduce potential dilution to the shares and ADSs upon conversion of the convertible senior notes. The capped call transaction is a separate transaction entered into by us with the hedge counterparty and is not part of the terms of the notes and will not change the holders’ rights under the notes. Holders of the convertible senior notes will not have any rights with respect to the capped call transaction. During 2011, we repurchased $88.4 million aggregate principal amount of our convertible senior notes using $57.1 million in cash. As of December 31, 2011, the carrying value of our convertible senior notes was $111.6 million.

In August 2011, ReneSola’s board of directors adopted a shareholder rights plan to protect the best interests of ReneSola and our shareholders and authorized the dividend distribution. One share purchase right was distributed on August 26, 2011, with respect to each share of ReneSola outstanding at the close of business on such date. Initially, the share purchase rights were evidenced by the certificates representing outstanding shares, and no separate share purchase right certificates were distributed. Subject to certain limited exceptions, the share purchase rights will be exercisable at $20.0 per share purchase right if a person or group acquires 15% or more of ReneSola’s voting securities or announces a tender offer for 15% or more of the voting securities, subject to adjustment. Our board of directors will be entitled to redeem the share purchase rights at $0.0001 per share purchase right at any time before a person or group has acquired 15% or more of ReneSola’s voting securities. The share purchase rights are designed to ensure that our shareholders receive fair treatment in the event of any proposed takeover of ReneSola and to encourage anyone seeking to acquire ReneSola to negotiate with the board of directors prior to attempting a takeover. The share purchase rights are not being distributed in response to any specific effort to acquire control of our company.

In August 2011, our board of directors authorized a share repurchase program under which we may repurchase up to $100 million in aggregate value of our outstanding ordinary shares during a six-month period ended February 20, 2012 on the open market or in privately negotiated transactions. As of December 31, 2011, we had repurchased an aggregate of 645,424 ADSs, representing 1,290,848 ordinary shares, on the open market for a total cash consideration of $1.9 million.

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

We have rapidly expanded our manufacturing capacity since we began the production of solar wafers. We believe we possess one of the largest solar wafer manufacturing facilities in China based on production capacity as of December 31, 2011. As of December 31, 2011, we had an annual wafer manufacturing capacity of approximately 2,000 MW, consisting of monocrystalline wafer manufacturing capacity of approximately 400 MW and multicrystalline wafer manufacturing capacity of approximately 1,600 MW. This represents a significant increase from our annual wafer manufacturing capacity of approximately 1,300 MW as of December 31, 2010, consisting of monocrystalline wafer manufacturing capacity of 400 MW and multicrystalline wafer manufacturing capacity of 900 MW. As of December 31, 2011, our cell and module manufacturing capacities were 240 MW and 500 MW, respectively, compared to 240 MW and 400 MW, respectively, as of December 31, 2010. As of December 31, 2011, our polysilicon manufacturing facility in Meishan, Sichuan Province, had an annual manufacturing capacity of 4,000 metric tons, compared to 3,000 metric tons as of December 31, 2010. Our polysilicon manufacturing facility utilizes a closed-loop modified Siemens process for polysilicon production. We plan to expand our polysilicon manufacturing capacity to between 9,500 and 10,000 metric tons by the end of 2012. In addition, as of December 31, 2011, we had monocrystalline ingot manufacturing capacity of 200 MW through processing arrangements with third-party manufacturers.

We sell solar wafers primarily to solar cell and module manufacturers globally. In 2011, a significant portion of our wafer sales were made to companies based in Asia, primarily to leading solar cell and module companies in China, Singapore, Korea and Taiwan. The majority of our module sales in 2011 were made to distributors located in Europe. In addition, we have continued to focus on implementing various cost reduction programs and reduced our silicon consumption rate and non-silicon wafer processing cost. We believe our in-house polysilicon production facility in Meishan, Sichuan Province, enhances our ability to better control our raw material costs across our business and operational segments and provides a reliable polysilicon supply.

Except during the global economic downturn from 2008 to 2009, our shipments have grown rapidly since we began manufacturing solar power products in 2005. In 2009, 2010 and 2011, we shipped 526.6 MW, 1,182.8 MW and 1,294.8 MW of solar power products, respectively. Our net revenues increased from $510.4 million in 2009 to $1,205.6 million in 2010 and decreased to $985.3 million in 2011. We suffered an operating loss of $90.6 million and a net loss of $71.9 million in 2009. We had an operating income of $245.9 million and a net income of $169.0 million in 2010. We had an operating income of $11.5 million and a net income of $0.3 million in 2011.

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

When upfront system costs are factored into the cost of electricity generation, the cost of solar power substantially exceeds the cost of power generated from conventional means in many markets. As a result, national and local governmental bodies in many countries, most notably in Germany, China, Spain, Italy, the United States and Japan have provided government subsidies and economic incentives in the form of feed-in tariffs, rebates, tax credits and other incentives to end-users, distributors, system integrators and manufacturers of solar power products to promote the use of solar energy and to reduce dependence on other forms of energy.

However, as the solar power industry continues to develop, these government subsidies and economic incentives could potentially be reduced or eliminated altogether. For instance, in 2009 and 2010, Germany’s government reduced the country’s solar energy feed-in tariffs. Germany’s government announced in the beginning of 2011 that it expects to further trim solar power subsidies by up to 15% in 2011 as demand for solar power panels continue to thrive in the country. In November 2011, Germany’s government announced to require the feed-in-tariffs be reduced 9% a year, depending on the amount of solar installed, effective from January 2012. Based on current indications from the German government, a further reduction in feed-in tariffs may be implemented in 2012. The reduction in government incentives to users of solar power products in Germany may materially and adversely impact the German solar market if such measures are not implemented prudently, which may in turn materially and adversely affect our direct or indirect sales into Germany. In 2010, Italy’s government also announced annual reductions to feed-in tariffs beginning in 2011 in an effort to impede overheating of its solar market although Italy later passed legislation to extend their feed-in tariff program for solar energy through 2012 and the feed-in tariff scheme started to slowly decrease each month from June 2011. In Spain, since 2009, continued reductions in the feed-in tariff as a result of the government’s spending cut backs have resulted in a weakened solar market.

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

In 2010, the PRC government also enacted a revised Renewable Energy Law giving clearer guidance to address issues in the existing legislation and affirming the role of the government in organization and planning, as well as switching the purchasing system for renewable energy from a mandatory system to a guaranteed purchase scheme. These guaranteed purchase principles make electricity distributors more willing to purchase renewable energy by more clearly defining the relationship between electricity distributors and power generation businesses in terms of rights and responsibilities. The law also gives guarantees regarding the launch of future on-grid pricing systems or feed-in tariffs for renewable energy. In 2010, newly installed capacity for solar power systems in China reached 400 MW, according to the European Photovoltaic Industry Association. China’s 12th Five Year Plan, which was released in early 2011, cited renewable energy sources as focal points for China’s development. For renewable energy, the plan has set a goal of 11.4% of primary energy coming from non-fossil fuels in 2015, an increase from a 2020 goal of 8.3% announced in 2010 and aims to reduce cost of domestic solar power and develop the PV industry. Accordingly, the solar industry will continue to be a focus of government support.

Our Products and Services

We offer monocrystalline and multicrystalline wafers of various sizes and thicknesses. In wafer manufacturing, we are capable of slicing wafers with a thickness less than 180 microns on a large scale. We also offer wafer processing services to certain customers.

In addition, we also offer monocrystalline and multicrystalline solar cells and modules. A solar cell is a device made from a silicon wafer that converts sunlight into electricity by a process known as the PV effect. Solar modules are arrays of interconnected solar cells encased in a weatherproof frame. We currently produce standard solar monocrystalline modules ranging from 40 W to 300 W and multicrystalline modules ranging from 40 W to 300 W in power output, built to general specifications for use in a wide range of residential, commercial, industrial and other solar power generation systems. We also offer cell and module processing services to certain customers.

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

Manufacturing Capacity

We have rapidly expanded our manufacturing capacity since we began our production of solar wafers. We believe we operate one of the largest solar wafer manufacturing facilities in China based on production capacity. As of December 31, 2011, we had an annual wafer manufacturing capacity of approximately 2,000 MW consisting of monocrystalline wafer manufacturing capacity of approximately 400 MW and multicrystalline wafer manufacturing capacity of approximately 1,600 MW. This represents an increase from our annual wafer manufacturing capacity of approximately 825 MW and 1,300 MW as of December 31, 2009 and 2010, respectively. We plan to maintain this annual wafer manufacturing capacity in 2012. In addition, as of December 31, 2011, we had monocrystalline ingot manufacturing capacity of 200 MW through processing arrangements with third-party manufacturers.

We have sold solar modules since our acquisition of JC Solar in June 2009. As of December 31, 2011, we had cell and module manufacturing capacities of 240 MW and 500 MW, respectively. This represents an increase from our cell and module manufacturing capacities of 120 MW and 135 MW, respectively, as of December 31, 2009 and 240 MW and 400 MW, respectively, as of December 31, 2010. In 2012, we plan to maintain our annual cell manufacturing capacity and selectively increase our module manufacturing capacity subject to market demands.

We had an annual polysilicon manufacturing capacity of 4,000 metric tons as of December 31, 2011. This represents an increase from our polysilicon manufacturing capacity of 1,500 metric tons and 3,000 metric tons as of December 31, 2009 and 2010, respectively. Our polysilicon manufacturing facility in Meishan, Sichuan Province, commenced trial production of the first part of phase I in July 2009 and second part of phase I in February 2010 and produced an aggregate of 1,140 metric tons and 3,382 metric tons of polysilicon in 2010 and 2011. We expect to commence trial production of phase II in the second half of 2012. We plan to increase our annual polysilicon manufacturing capacity to between 9,500 and 10,000 metric tons by the end of 2012. As a result of our polysilicon manufacturing facility, we believe we have a stable cost-effective supply of polysilicon from in-house production, which complements our existing long-term and short-term polysilicon purchase agreements.

The following table sets forth the manufacturing capacities of our facilities.

Manufacturing Facilities	Annual Manufacturing Capacity as of December 31, 2009	Annual Manufacturing Capacity as of December 31, 2010(1)	Annual Manufacturing Capacity as of December 31, 2011(2)		Expected Annual Manufacturing Capacity as of December 31, 2012(2)
Wafer	825 MW	1,300 MW	2,000 MW		2,000 MW
—Monocrystalline Ingots and Wafers	325 MW	400 MW	400 MW	(3)	400 MW	(3)
—Multicrystalline Ingots and Wafers	500 MW	900 MW	1,600 MW		1,600 MW
Cell	120 MW	240 MW	240 MW		240 MW
Module	135 MW	400 MW	500 MW		500 MW or higher
Polysilicon	1,500 metric tons	3,000 metric tons	4,000 metric tons		9,500 to 10,000 metric tons

(1)	Calculated based on the adjusted methodology effective January 1, 2010, which is based on an efficiency rate of 17.4% for monocrystalline wafers and 16.0% for multicrystalline wafers.

(2)	Calculated based on the adjusted methodology effective January 1, 2011, which is based on an efficiency rate of 18.2% for monocrystalline wafers and 16.8% for multicrystalline wafers.

(3)	Only manufacturing capacity of approximately 200 MW was operational as we were in the process of moving the equipment for the other 200 MW of capacity to another facility. Does not include monocrystalline ingot manufacturing capacity of 200 MW used for processing arrangements with third-party manufacturers.

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

Prior to 2011, we purchased most of our multicrystalline furnaces from foreign equipment suppliers. In 2011, we began to collaborate with domestic equipment makers in China to develop customized multicrystalline furnaces. Our new multicrystalline furnaces require substantially less capital expenditures than those imported and offer improved production efficiency and lower electricity consumption.

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

Polysilicon Production

We use the modified Siemens process to produce polysilicon.  Our manufacturing process is able to recover and recycle exhaust gases throughout the process in our closed-loop manufacturing system.

In phase I of our polysilicon manufacturing facility, the modified Siemens process includes three distinct steps: TCS production, distillation, and deposition.  Manufacturing of polysilicon starts with the manufacturing of TCS from metallurgical grade silicon, and liquid chlorine. TCS manufacturing consists of hydrogen chloride and TCS synthesis. During the hydrogen chloride synthesis step, liquid chlorine from a chlorine tank is vaporized to chlorine gas and sent to the hydrogen chloride synthesis furnace, where it reacts with hydrogen to generate hydrogen chloride. The next step is TCS synthesis in which metallurgical grade powder is delivered to a TCS furnace and reacted with hydrogen chloride gas. Raw TCS is purified through distillation to produce high purity TCS polysilicon feedstock. The unused hydrogen chloride and silicon tetrachloride, a by-product, are also separated from TCS through distillation and condensation and are recycled to produce TCS through hydrogenation. The purified TCS from the distillation process is then vaporized, mixed with hydrogen gas, and then into the deposition reactor. The mixed gas passes over heated silicon slim rods inside the deposition reactor. In the reactor, high purity silicon is deposited on the rod’s surface. The constant feeding of TCS and hydrogen gas allows for continuous silicon deposition until it reaches a designed diameter, and produces polysilicon rods.

In phase II of our polysilicon manufacturing facility, we use a hydrochlorination process to replace the TCS production and thermal hydrogenation process, which requires one less step than the previous process.  The feedstock of the silicon tetrachloride and hydrogen are first heated to an extremely high temperature in the hydrochlorination unit, and then sent to fluidized bed reactor, where it reacts with silicon powder and catalysts, allowing for high conversion.  Gases then go through the cyclone and quencher tower to remove silicon slurry.  After going through the cooling system, the gases become a liquid chlorosilane product, which is then sent to a distillation area, and excess gases will be recycled and begin the next cycle.  At the distillation unit, TCS will be distilled from the liquid chlorosilane product which is pumped from the hydrochlorination unit to the distillation unit. Next, the process moves to the deposition unit, which is similar to our phase I, but we use a rods furnace to reduce energy consumption. High purity TCS which is produced in the distillation unit will react with hydrogen in this furnace at extremely high temperature to produce polysilicon rods.  Byproducts gases will go to our vent gas recovery unit.  The byproduct gases are condensed and separated in a dry recovery process.  From the byproduct gases, hydrogen is purified in carbon towers and goes back to deposition unit, hydrogen chloride is compressed in the hydrochlorination unit, and liquid chlorosilane is sent back to distillation unit. The recycling allows for a closed-loop manufacturing process.

Raw Materials

The key raw material for our wafer production is polysilicon. Currently, we use polysilicon as primary feedstock to produce solar wafers. In 2011, polysilicon accounted for approximately 56.5% of our wafer production cost. We procure our raw materials from diversified sources. In 2011, purchases from international suppliers accounted for approximately 79.0% of our total polysilicon purchases. Other raw materials include crucibles, slurry, wires, glass and ethyl vinyl acetate, or EVA, film, which we procure primarily from domestic and international suppliers.

Our top suppliers of polysilicon include Wacker Chemie AG and OCI Company Ltd. Our top five suppliers of polysilicon, excluding those for processing services, collectively accounted for 54.3% of our total polysilicon purchases in 2011. Each of our top two suppliers of polysilicon, excluding those for processing services, accounted for more than 12.7% of our total polysilicon purchases in 2011. We have long-term polysilicon purchasing agreements with two major global polysilicon suppliers under a fixed-volume arrangement for an aggregate supply of 8,701 metric tons of polysilicon with deliveries from 2011 to 2015. We made advance payments to these suppliers under the polysilicon purchasing agreements. In 2011, due to the worldwide oversupply of silicon raw materials, we were not required to make advance payments for our newly signed procurement agreements with suppliers. As of December 31, 2011, the outstanding advance payments in connection with our procurement agreements entered into before 2011 amounted to approximately $33.8 million.

We complement our existing long-term and short-term polysilicon purchase agreements with our polysilicon manufacturing facility in Meishan, Sichuan Province. To provide a stable, cost-effective supply of polysilicon, we have increased our annual polysilicon manufacturing capacity from 3,000 metric tons at the end of 2010 to 4,000 metric tons at the end of 2011. We aim to increase our annual polysilicon manufacturing capacity to 9,500 to 10,000 metric tons by the end of 2012.

Sales and Customers

Wafer Sales

We derived 62.1%, 63.3% and 61.4% of our wafer sales from customers in China (including Hong Kong) in 2009, 2010 and 2011, respectively. In 2010, our top five wafer customers accounted for approximately 48.7% of our wafer sales and 27.6% of our net revenues, and our largest customer accounted for approximately 21.9% of our wafer sales and 12.4% of our net revenues. In 2011, our top five wafer customers accounted for approximately 41.6% of our wafer sales and 23.0% of our net revenues, and our largest customer accounted for approximately 10.8% of our wafer sales and 6.0% of our net revenues. We currently have over 10 long-term wafer contracts for periods of one to five years. Our long-term wafer contracts accounted for shipments of approximately 461.7 MW in 2011.

A substantial portion of our wafer sales, particularly our sales to major customers, are made under long-term sales contracts. Long-term sales contracts typically provide for the sales volume and price of our solar wafers for each year during the contract term. However, the pricing terms are either fixed or subject to reset in situations where the market benchmark price for solar wafers changes more than a certain percentage from the contracted price. In addition, we have entered into one-year sales contracts with some of our customers, which provide for an agreed sales volume at a fixed price, and long-term framework contracts, which provide for variable pricing and volume terms. Some of our customers also make their purchases by purchase orders.

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

We have also entered into wafer processing arrangements with certain customers, under which we process their silicon raw materials into ingots or wafers for a processing fee. The payments we make for the feedstock and the payments our customers make for the solar wafers are generally settled separately, which is in line with market practice. In 2009, we entered into a wafer processing arrangement with an international module manufacturer. Under the terms of the contract, we supplied this module manufacturer with 120 MW of monocrystalline and multicrystalline solar wafers in 2009 and this module manufacturer supplied certain amounts of polysilicon to us. Additionally, in 2010, we entered into three processing arrangements with three international solar power product companies. Under the terms of these agreements, we have agreed to obtain polysilicon from these customers and sell solar wafers to them in return over periods of approximately two years, four years and five years, respectively. We supplied approximately 217.3 MW of solar wafers in 2011.

In 2011, due to the volatility of polysilicon prices and worldwide oversupply of solar power products, we did not enter into new long-term wafer contracts or wafer processing arrangements with customers.

Module Sales

We sell our modules primarily to distributors and power plant developers. Our focus on which type of customers depends largely on the demand in the specific markets. In 2011, our top five module customers accounted for 49.3% of our module sales and 19.1% of our total net revenues, and our largest module customer accounted for approximately 14.7% of our module sales and 5.7% of our total net revenues.

We sell our modules through spot orders, short-term contracts with terms of less than one year and framework agreements with terms of generally one year. The prices for spot orders are based on the then market prices and trends. The prices for our framework agreements and most of our short-term contracts are generally determined on a quarterly basis with fixed quantities.

We also enter into processing arrangements under which customers provide polysilicon and other raw materials to us for processing into modules. In the first quarter of 2010, we entered into three module processing contracts to provide an aggregate of 700 MW of solar modules to three major global solar companies over a period of approximately two quarters, three quarters and three years, respectively. As of the date of this annual report, such module processing contracts have not been performed. In 2011, due to the volatility of polysilicon prices and worldwide oversupply of solar power products, we did not enter into new module processing arrangements with customers.

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

As of December 31, 2011, we had a dedicated team of 604 employees overseeing our quality control processes, and they work collaboratively with our sales team to provide customer support and after-sale services. We emphasize gathering customer feedback for our products and addressing customer concerns in a timely manner.

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

Insurance

We maintain property insurance policies with insurance companies covering our equipment, facilities, buildings and building improvements. These insurance policies cover losses due to fire, explosion, flood and a wide range of other natural disasters. Insurance coverage for our assets in China amounted to approximately RMB6.9 billion ($1.1 billion) as of December 31, 2011. We maintain product liability insurance coverage of approximately RMB2.0 billion ($0.3 billion) as of December 31, 2011. We also maintain equipment breakage insurance of RMB4.9 billion ($0.8 billion) as of December 31, 2011. We consider our insurance coverage to be in line with other manufacturing companies of similar size in China.

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

The law also sets out the national policy to encourage the installation and use of solar energy water-heating systems, solar energy heating and cooling systems, PV systems and other solar energy utilization systems. It also provides the general principles regarding financial incentives for the development of renewable energy projects. The projects, as listed in the renewable energy industry development guidance catalogue, may obtain preferential loans from financial institutions and can enjoy tax preferences. The State Council is authorized to stipulate the specific tax preferential treatments. However, so far, no rule has been issued by the State Council pertaining to this matter. In January 2006, the NDRC promulgated two implementation directives under the Renewable Energy Law. These directives set out specific measures in setting prices for electricity generated by solar and other renewable power generation systems and in sharing additional expenses incurred. The directives further allocate the administrative and supervisory authorities among different government agencies at the national and provincial levels and stipulate the responsibilities of electricity grid companies and power generation companies with respect to the implementation of the Renewable Energy Law.

The PRC Ministry of Construction also issued a directive in June 2005, which seeks to expand the use of solar energy in residential and commercial buildings and encourages the increased application of solar energy in different townships. In addition, the State Council promulgated a directive in July 2005, which sets out specific measures to conserve energy resources.

In March 2009, the PRC Ministry of Finance issued the Provisional Rules to the Administrative Regulations on Subsidy Capital for Application of Solar Photovoltaic Technology in Housing Construction, which are formulated to implement the Renewable Energy Law, realize the State Council’s strategic plan on energy conservation and emission reduction, and promote the PV technology application in housing construction. The provisional rules set out the subsidy standard to be RMB20 per watt in 2009 and will be adjusted annually with the development of the industry. Certain criteria, which mainly relate to the minimum scale of the project, minimum conversion rate of the solar power products, and certain industries with preferential granting of the subsidy, shall be met in order to apply for the subsidy.

On April 16, 2009, the General Offices of the PRC Ministry of Finance and the PRC Ministry of Housing and Urban-Rural Development jointly issued the Guidelines for Declaration of Demonstration Project of Solar Photovoltaic Building Applications. These guidelines set the subsidy to be given in 2009 to qualified solar projects at no more than RMB20 per watt for projects involving the integration of solar components into buildings’ structural elements and at no more than RMB15 per watt for projects involving the installation of solar components onto building rooftops and wall surfaces. In July 2009 and in March 2011, the PRC Ministry of Finance and the PRC Ministry of Housing and Urban-Rural Development jointly issued the Implementation Plan for Demonstration Cities with Renewable Energy Building Application, the Implementation Plan for Promoting Renewable Energy Building Application in Rural Areas and the Implementation Plan for Further Promoting Renewable Energy Building Application. Pursuant to these plans, the central government will provide subsidies to certain cities and rural areas with renewable energy building applications. In July 2009 and November 2009, the PRC Ministry of Finance, the PRC Ministry of Science & Technology, and the National Energy Bureau jointly issued measures that provide for government subsidies to support the solar power industry.

On December 31, 2010, the MIIT, the NDRC and the PRC Ministry of Environmental Protection jointly promulgated Circular 137, aimed at establishing access standards to regulate and direct the development of the polysilicon industry and avoid production surplus and industry oversaturation. Circular 137 sets forth a series of requirements and standards for a polysilicon project covering aspects including construction and layout, production scale and technical equipment, resource recycling and energy consumption, environmental protection and product quality and safety. Companies are required to submit application documents for current operating polysilicon projects to the MIIT through local MIIT authorities. The MIIT will, together with other relevant authorities, review and examine the application documents. A project failing to meet relevant standards may be required to stop polysilicon production. See “Item 3. Key Information—D. Risk Factors—Risks Related To Our Business—We face uncertainty with respect to new regulatory standards in the PRC polysilicon industry”.

On July 24, 2011, the NDRC issued the Notice re Improvement of On-grid Pricing Policy for Solar Photovoltaics, in which, among other things, the NDRC adopted the following nationwide unified on-grid pricing scheme for non-bidding PV projects: (i) for projects which are approved before July 1, 2011, completed before December 31, 2011 and the price of which has not been approved by the NDRC, the pre-tax on-grid price shall be RMB1.15 per kilowatt hour; (ii) for projects which are approved after July 1, 2011, and for projects which are approved before July 1, 2011 but not completed as to December 31, 2011, the pre-tax on-grid price shall be RMB1 per kilowatt hour, except for Tibet, the pre-tax price shall be RMB1.15 per kilowatt hour. The NDRC may adjust such on-grid pricing scheme based on cost variations, technology development and other relevant factors.

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

Restriction on Foreign Ownership

The principal regulation governing foreign ownership of solar power businesses in the PRC is the Foreign Investment Industrial Guidance Catalogue issued by NDRC and PRC Ministry of Commerce, effective as of January 30, 2012, or the Catalogue 2012. However, the Catalogue 2012 is a replacement of the Foreign Investment Industrial Guidance Catalogue effective as of December 1, 2007, or the Catalogue 2007. Both Catalogue 2007 and Catalogue 2012 classify the various industries into four categories: encouraged, permitted, restricted and prohibited. Foreign invested companies categorized as “encouraged” are entitled to preferential treatment by the PRC government authorities, including exemption from tariffs on equipment imported for its own use. Zhejiang Yuhui was categorized in the “encouraged” industry under Catalogue 2007 and Catalogue 2012.

Regulation of Foreign Currency Exchange and Dividend Distribution

Foreign Currency Exchange. Foreign currency exchange in China is primarily regulated by:

•	PRC Foreign Exchange Administration Regulation (1996), as amended in 1997 and 2008, or the Foreign Exchange Administration Regulation; and

•	The Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules.

Under the Foreign Exchange Administration Regulation, the Renminbi is convertible for current account items, which include, among other things, dividend payments, interest and royalties payments, and trade and service-related foreign exchange transactions. Conversion of Renminbi into foreign currency for capital account items, such as direct investment, loans, investment in securities and repatriation of funds, however, is still subject to the approval of SAFE or its local branches. Under the Foreign Exchange Administration Regulation, foreign-invested enterprises may only buy, sell and/or remit foreign currencies at the banks authorized to conduct foreign exchange transactions by complying with certain procedural requirements such as providing valid commercial documents and, in the case of capital account item transactions, only after obtaining approval from SAFE or its local branches. Capital investments directed outside of China by foreign-invested enterprises are also subject to restrictions, which include approvals by the PRC Ministry of Commerce, SAFE or its local branches and the PRC State Reform and Development Commission. Under our current structure, our income will be primarily derived from dividend payments from our operating subsidiaries in China.

On August 29, 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or Circular 142, a notice regulating the conversion by a foreign-invested company of foreign currency into Renminbi that restricts how the converted Renminbi may be used. Pursuant to Circular 142, the RMB funds obtained from the settlement of foreign currency-denominated registered capital of a foreign-invested enterprise may only be used for purposes within the business scope as approved by the applicable governmental authority, and cannot be used for equity investments within PRC unless otherwise provided by laws and regulations. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company. The use of such RMB capital may not be altered from the original purposes for the conversion as reported to SAFE without SAFE’s approval, and such RMB capital may not be used to repay RMB loans if the proceeds of such loans have not yet been used. Violations of Circular 142 could result in severe monetary penalties, including substantial fines as set forth in the PRC Foreign Exchange Administration Regulation.

Dividend Distribution. Pursuant to the Foreign Exchange Administration Regulation and various regulations issued by SAFE or its local branches, and other relevant PRC government authorities, the PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China.

The principal regulations governing the distribution of dividends paid by Sino-Foreign equity joint venture enterprises and wholly foreign owned enterprises include:

•	PRC Sino-Foreign Equity Joint Venture Enterprise Law (1979), or EJV Law, as amended in 1990 and 2001;

•	Implementation Rules of the PRC Sino-Foreign Equity Joint Venture Enterprise Law (1983), as amended in 1986, 1987 and 2001;

•	PRC Wholly Foreign Owned Enterprise Law (1986), or WFOE Law, as amended in 2000; and

•	Implementation Rules of the PRC Wholly Foreign Owned Enterprise Law (1990), as amended in 2001.

Under these laws and regulations, Sino-foreign equity joint venture enterprises and wholly foreign owned enterprises in China may, subject to the ongoing compliance with applicable foreign exchange regulations, pay dividends only out of their accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, the enterprise in China is required to set aside at least 10.0% of their after-tax profit based on PRC accounting standards each year to its statutory reserves until the accumulative amount of such reserves reach 50.0% of its registered capital. These reserves are not distributable as cash dividends. Foreign-invested enterprise has the discretion to allocate a portion of its after-tax profits to reserve fund, staff welfare, bonus funds and expansion funds, which may not be distributed to equity owners except in the event of liquidation.

Regulation of Certain Onshore and Offshore Transactions. On October 21, 2005, SAFE issued Notice 75, which became effective as of November 1, 2005. SAFE has further issued a series of implementation guidance, including the Notice 19, which came into effect on July 1, 2011. The guidance standardized more specific and stringent supervision on the registration required by the Notice 75. For example, the guidance imposes obligations on onshore subsidiaries of an offshore entity to make true and accurate statements to the local SAFE authorities in case there is any shareholder or beneficial owner of the offshore entity who is a PRC citizen or resident. Untrue statements by the onshore subsidiaries will lead to potential liability for the subsidiaries, and in some instances, for their legal representatives and other liable individuals. According to these regulations, registration with the local SAFE branch is required for PRC residents to establish or to control an offshore company for the purposes of financing that offshore company with assets or equity interests in an onshore enterprise located in the PRC. An amendment to registration or filing with the local SAFE branch by such PRC resident is also required for the injection of equity interests or assets of an onshore enterprise in the offshore company or overseas funds raised by such offshore company, or any other material change involving a change in the capital of the offshore company.

Moreover, Notice 75 applies retroactively. As a result, PRC residents who have established or acquired control of offshore companies that have made onshore investments in the PRC in the past are required to complete the relevant registration procedures with the local SAFE branch by March 31, 2006. Under Notice 75, Notice 19 and the relevant rules, failure to comply with the registration procedures set forth in these regulations may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the increase of its registered capital, the payment of dividends and other distributions to its offshore parent or affiliate and capital inflow from the offshore entity, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations.

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

PRC law provides that anyone wishing to exploit the patent of another must conclude a written licensing contract with the patent holder and pay the patent holder a fee. One rather broad exception to this, however, is where a party possesses the means to exploit a patent for inventions or utility models but cannot obtain a license from the patent holder on reasonable terms and in a reasonable period of time, the PRC State Intellectual Property Office is authorized to grant a compulsory license. A compulsory license can also be granted where a national emergency or any extraordinary state of affairs occurs or where the public interest so requires. The patent holder may appeal such a decision within three months from receiving notification by filing suit in the People’s Court.

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

C.	Organizational Structure

We currently conduct our business through the following key subsidiaries:

•	Zhejiang Yuhui, our principal operating company engaged in wafer production in China;

•	ReneSola America, which was incorporated in the State of Delaware, the United States in November 2006 to facilitate our procurement of silicon raw materials in North America. Since 2010, there has been no operational activities at this subsidiary.

•	ReneSola Singapore Pte. Ltd., which was incorporated in Singapore in March 2007 as an offshore vehicle to procure polysilicon in international markets;

•	Sichuan ReneSola, which was incorporated in Sichuan Province in August 2007 to engage in the production of raw materials;

•	JC Solar, which we acquired in May 2009 to engage in the production of solar cells and modules; and

•	Zhejiang ReneSola, which was incorporated in Zhejiang Province in April 2010 to engage in the production and sale of crucibles, steel wires and silicon carbon powder.

In addition to the key subsidiaries above, we also have other subsidiaries incorporated in different jurisdictions. The following diagram illustrates our current corporate structure:

D.	Property, Plants and Equipment

We conduct our research, development and manufacturing of solar wafers at our facilities in Jiashan, Zhejiang Province, where we occupy a site area of approximately 413,010 square meters as of December 31, 2011. On this site, there are completed manufacturing facilities and office premises occupying an area of approximately 248,744 square meters. We conduct our research, development and manufacturing of polysilicon at our facilities in Meishan, Sichuan Province, where we occupied a site area of approximately 1,011,155 square meters as of December 31, 2011. Our cell and module manufacturing facilities are located at Yixing, Jiangsu Province, where we had a site area of 179,500 square meters as of December 31, 2011. Except as noted otherwise, we own the facilities completed and under construction and the right to use the relevant land for the durations described below. We also include information relating to the capacity of and major equipment at our facilities below.

							Expected
							Annual
							Manufacturing
		Construction		Annual Manufacturing			Capacity
		Area	Duration of	Capacity			as of
	Facility	(square	Land	as of December 31,			December 31,	Major
Products	No.	meters)	Use Right	2009	2010	2011	2012	Equipment

Monocrystalline ingots and wafers	1	42,000	January 2007 to November 2053 (a plot of 22,000 square meters); May 2006 to November 2053 (a plot of 18,000 square meters); and October 2006 to October 2056 (a plot of 23,000 square meters)	325 MW	400 MW	400 MW(1)	400 MW(1)	Monocrystalline furnaces, NTC wire saws

	3	46,000	July 2007 to July 2057

							Expected
							Annual
							Manufacturing
		Construction		Annual Manufacturing			Capacity
		Area	Duration of	Capacity			as of
	Facility	(square	Land	as of December 31,			December 31,	Major
Products	No.	meters)	Use Right	2009	2010	2011	2012	Equipment

Multicrystalline ingots and wafers	2	27,000	January 2007 to December 2056	500 MW	900 MW	1,600 MW	1,600 MW	ALD multicrystalline furnaces, TOKYO ROPE multicrystalline furnaces, Zhejiang Jinggong multicrystalline furnaces, HCT wire saws and Meyer Burger wire saws
	4	50,000	May 2008 to April 2058

Polysilicon	5	75,000	August 2008 to August 2058	1,500 metric tons	3,000 metric tons	4,000 metric tons	9,500 to 10,000 metric tons	Deposition reactors, rectifying tower and hydrogenation reactor

Cells	6	42,958	February 2008 to December 2056	120 MW	240 MW	240 MW	240 MW	Cell printing, testing and sorting equipment
Modules				135 MW	400 MW	500 MW	At least 500 MW

(1)	Only manufacturing capacity of approximately 200 MW was operational as we were in the process of moving the equipment for the other 200 MW of capacity to another facility. Does not include monocrystalline ingot manufacturing capacity of 200 MW through processing arrangements with third-party manufacturers.

We believe that our existing facilities, together with our facilities under construction, are adequate for our expansion plan in 2011.

As of December 31, 2011, short-term borrowings of $16.7 million and long-term borrowings of $107.3 million were secured by property, plant and equipment with carrying amounts of $265.0 million, prepaid land use right of $15.6 million and accounts receivable of $7.4 million.

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

We have rapidly expanded our manufacturing capacity since we began the production of solar wafers. We believe we possess one of the largest solar wafer manufacturing facilities in China based on production capacity as of December 31, 2011. As of December 31, 2011, we had an annual wafer manufacturing capacity of approximately 2,000 MW consisting of monocrystalline wafer manufacturing capacity of approximately 400 MW and multicrystalline wafer manufacturing capacity of approximately 1,600 MW. This represents a significant increase from our annual wafer manufacturing capacity of approximately 1,300 MW as of December 31, 2010, consisting of monocrystalline wafer manufacturing capacity of 400 MW and multicrystalline wafer manufacturing capacity of 900 MW. As of December 31, 2011, our cell and module manufacturing capacities were 240 MW and 500 MW, respectively, compared to 240 MW and 400 MW, respectively, as of December 31, 2010. As of December 31, 2011, our polysilicon manufacturing facility in Meishan, Sichuan Province, had an annual manufacturing capacity of 4,000 metric tons, compared to 3,000 metric tons as of December 31, 2010. Our polysilicon manufacturing facility utilizes a closed-loop modified Siemens process for polysilicon production. In addition, as of December 31, 2011, we had monocrystalline ingot manufacturing capacity of 200 MW through processing arrangements with third-party manufacturers.

Except during the global economic downturn from 2008 to 2009, our shipments have grown rapidly since we began manufacturing solar power products in 2005. In 2009, 2010 and 2011, we shipped 526.6 MW, 1,182.8 MW and 1,294.8 MW of solar power products. Our net revenues increased from $510.4 million in 2009 to $1,205.6 million in 2010 and decreased to $985.3 million in 2011. We suffered an operating loss of $90.6 million and a net loss of $71.9 million in 2009. We had an operating income of $245.9 million and a net income of $169.0 million in 2010. We had an operating income of $11.5 million and a net income of $0.3 million in 2011.

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

Our product prices are based on a variety of factors, including polysilicon costs, supply and demand conditions globally, the quality of our products, our pricing strategy, and the terms of our customer contracts, including sales volumes, and the terms on which certain customers supply us with silicon raw materials under buy-and-sell arrangements, taking into account the strength and history of our relationship with said customer. In the first three quarters of 2008, the average selling price of our wafers increased due to strong demand. However, excess production capacity and weak industry demand from late 2008 to the fourth quarter of 2009 due to decreased financing availability for downstream customers of solar power products as a result of global economic turbulence and significant decreases in polysilicon prices had resulted in selling price reduction along the solar power value chain. During this period, increased manufacturing capacity in the industry also contributed to a decline in the selling price. As global economic conditions began improving in the second half of 2009, demand for solar power products and the average selling prices for wafer products began to increase during 2010, consistent with the trend of the average selling prices of our own products. However, the overall average selling prices for wafer products in 2010 were still lower than 2009. Despite that the solar industry experienced an increase in demand in 2010 as global economic conditions improved, the prices for solar power products declined in 2011 due to the oversupply of solar power products and Europe’s challenging financing environment resulting in weak demand in Europe for most of 2011. We expect solar power product prices to decline in the long term due to increased production efficiencies, reductions in polysilicon costs and decreases in manufacturing costs in our industry. We believe these continued price reductions, together with the lowering of costs throughout most of the solar power value chain, will improve end-user affordability and ultimately increase demand for solar generated electricity.

Wafer Manufacturing Capability Complemented by Polysilicon, Cell and Module Manufacturing Capabilities

We continue to execute our strategy to enhance our competitive platform built on product quality, cost-effective manufacturing capabilities, technology and brand recognition in our wafer and module business supported by integrated manufacturing of in-house polysilicon and solar cells. We capitalize on increasing demand for our high quality products by leveraging and strengthening our core customer relationships to further drive revenue growth through reducing costs, better quality control and shortening of production cycle. We believe the economies of scale resulting from our increasing manufacturing capacity have enhanced, and will continue to enhance, our cost structure and manufacturing efficiency.

We have rapidly expanded our manufacturing capacity since we began the production of solar wafers. We believe we possess one of the largest solar wafer manufacturing facilities in China based on production capacity as of December 31, 2011. As of December 31, 2011, we had an annual wafer manufacturing capacity of approximately 2,000 MW consisting of monocrystalline wafer manufacturing capacity of approximately 400 MW and multicrystalline wafer manufacturing capacity of approximately 1,600 MW. This represents a significant increase from our annual wafer manufacturing capacity of approximately 1,300 MW as of December 31, 2010, consisting of monocrystalline wafer manufacturing capacity of 400 MW and multicrystalline wafer manufacturing capacity of 900 MW. In addition, as of December 31, 2011, we had monocrystalline ingot manufacturing capacity of 200 MW through processing arrangements with third-party manufacturers.

Our cell and module manufacturing capacities were 240 MW and 500 MW, respectively, as of December 31, 2011, compared with 240 MW and 400 MW, respectively, as of December 31, 2010. In 2011, we satisfied approximately 87.6% of our requirements for solar cells with our in-house production and the remainder was purchased externally or secured through toll services from third party cell manufacturers in order to fill the gap between our cell and module manufacturing capability. As the third party cell manufacturers are usually those which have established relationship with us through our wafer sales, we have the advantage to build on historical relationships to meet our requirements. We plan to maintain our annual module manufacturing capacities in 2012.

Our polysilicon manufacturing facility in Meishan, Sichuan Province, operated through our wholly owned subsidiary, Sichuan ReneSola, had an annual manufacturing capacity of 4,000 metric tons as of December 31, 2011. We ramped up our polysilicon manufacturing facility in two phases. Our polysilicon manufacturing facility commenced trial production of its first part of phase I in July 2009 and second part of phase I in February 2010 and produced an aggregate of 3,382 metric tons of polysilicon in 2011. We expect to commence trial production of its phase II in the second half of 2012. We plan to expand our annual polysilicon manufacturing capacity to between 9,500 and 10,000 metric tons by the end of 2012.

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

The solar power industry experienced weakened demand from late 2008 to late 2009 as a result of the global economic downturn during the period. With increased industry supply of polysilicon since the fourth quarter of 2008, market polysilicon prices fell rapidly to between $150 and $200 per kilogram in the beginning of 2009, and further decreased to between $50 and $55 per kilogram in the fourth quarter of 2009, but increased to between $80 and $90 per kilogram in the fourth quarter of 2010. The market polysilicon prices decreased to between $20 and $50 per kilogram in the fourth quarter of 2011. As a result of greater supply of polysilicon, we believe the cost advantage in the continuing use of reclaimable silicon raw materials quickly diminished. In late 2008, we decided to stop using reclaimable silicon raw materials as primary feedstock, and started using polysilicon as primary raw materials instead.

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

However, government subsidies and economic incentives could be reduced or eliminated altogether. In particular, political changes in a particular country could result in significant reductions or eliminations of subsidies or economic incentives, and the effects of the recent global economic crisis may affect the fiscal ability of governments to offer certain types of incentives such as tax credits at the level previously targeted, if at all. For instance, in 2009 and 2010, Germany’s government reduced the country’s solar energy feed-in tariffs. Germany’s government announced in the beginning of 2011 that it expects to further trim solar power subsidies by up to 15% in 2011 as demand for solar power panels continue to thrive in the country. In November 2011, Germany’s government announced to require the feed-in-tariffs be reduced 9% a year, depending on the amount of solar installed, effective from January 2012. Based on current indications from the German government, a further reduction in feed-in tariffs may be implemented in 2012. The reduction in government incentives to users of solar power products in Germany may materially and adversely impact the German solar market if such measures are not implemented prudently, which may in turn materially and adversely affect our direct or indirect sales into Germany. In 2010, Italy’s government also announced annual reductions to feed-in tariffs beginning in 2011 in an effort to impede overheating of its solar market although Italy later passed legislation to extend their feed-in tariff program for solar energy through 2012 and the feed-in tariff scheme started to slowly decrease each month from June 2011. In Spain, since 2009, continued reductions in the feed-in tariff as a result of the government’s spending cut backs have resulted in a weakened solar market.

A significant reduction in the scope or discontinuation of government subsidies and incentive programs, especially those in our target markets, could cause demand for our products and our revenue to decline, and have a material adverse effect on our business, financial condition, results of operations and prospects.

Overview of Financial Results

Net Revenues

Historically, we have derived revenue primarily from sales of solar wafers. We acquired JC Solar in June 2009 to expand downstream into sales of solar cells and modules. Set forth below is the breakdown of our net revenues by product in absolute amount and as a percentage of total net revenues for the periods indicated.

	Year Ended December 31,
	2009		2010		2011
	(in thousands, except percentages)
Net revenues
Solar wafers(1)	$452,921	88.7%	$682,530	56.6%	$623,694	63.3%
Solar modules(2)	57,483	11.3%	523,049	43.4%	361,585	36.7%
Total	$510,405	100.0%	$1,205,579	100.0%	$985,279	100.0%

(1)	Includes approximately $45,046, nil and nil from sales of solar ingots in the years ended December 31, 2009, 2010 and 2011, respectively, and $1.7 million, $8.0 million and $59.6 million from sales of other materials in the years ended December 31, 2009, 2010 and 2011, respectively.

(2)	Includes approximately $4.3 million, $4.0 million and $0.6 million from sales of solar cells in the years ended December 31, 2009, 2010 and 2011, respectively.

Our net revenues derived from product sales are net of VAT, sales returns and exchanges. Factors affecting our net revenues derived from product sales include our unit sales volume and average selling price. We increased wafer shipment in 2009, 2010 and 2011 due to strong demand for our products, increased production output and increased brand recognition. Although selling prices of our solar wafers decreased in 2009 due to weak market demand and increased competition, the price reduction decelerated towards the end of 2009 due to increased demand as a result of the global economic recovery. The average selling price increased in 2010 due to the recovery in demand for solar power products in the industry. The average selling price decreased in 2011 due to the oversupply of solar power products and Europe’s challenging financing environment resulting in weak demand in Europe for most of 2011.

Sales of wafers to our major customers are typically made under long-term sales contracts, supplemented by short term and market spot sales. Long-term sales contracts typically provide for the sales volume and price of our solar wafers for each year of the contract term. However, the pricing terms are either fixed or subject to reset in situations where the market benchmark price for solar wafers changes more than a certain percentage from the contracted price. In addition, we have entered into one-year sales contracts with some of our customers which provide for an agreed sales volume at a fixed price schedule and long-term framework contracts with variable pricing and volume terms. Compared to spot sales contracts, we believe our sales contracts not only provide us with better visibility into future revenues, but also help us enhance relationships with our customers. Generally the prices of our solar wafers are determined near the end of the previous year or at the time when the contracts are entered into. Our sales contracts historically required our customers to make a prepayment depending on their credit status, market demand and the term of the contracts, with the remaining price to be paid before shipment or within a short period after shipment, depending on the customer’s credit worthiness and historical relationship with us. Our ability to require prepayment from our customers primarily depends on industry demand and supply. We have over 10 long-term wafer contracts for periods of one to five years. Our long-term wafer contracts accounted for shipments of 461.7 MW in 2011.

We have also entered into wafer processing arrangements with certain customers, under which we process their silicon raw materials into wafers for a processing fee. The payments we make for the feedstock and the payments our customers make for the solar wafers are generally settled separately, which is in line with market practice. In 2009, we entered into a wafer processing arrangement with an international module manufacturer. Under the terms of the contract, we supplied this module manufacturer with 120 MW of monocrystalline and multicrystalline solar wafers in 2009 and this module manufacturer supplied certain amounts of polysilicon to us. Additionally, in 2010, we entered into three processing arrangements with three international solar power product companies. Under the terms of these agreements, we have agreed to obtain polysilicon from these customers and sell solar wafers to them in return over periods of approximately two years, four years and five years. In 2009, 2010 and 2011, service revenue from processing arrangements accounted for approximately 4.9%, 11.4% and 11.6%, respectively, of our revenues generated from wafer sales. We have supplied 217.3 MW of solar wafers in 2011. In 2011, due to the volatility of polysilicon prices and worldwide oversupply of solar power products, we did not enter into new long-term wafer contracts or wafer processing arrangements with customers.

We sell our modules primarily to distributors and power plant developers. Our focus on which type of customers depends largely on the demand in the specific markets. A small number of customers have accounted for a majority of our net sales. In 2011, our top five module customers accounted for 49.3% of our module sales and 19.1% of our total net revenues, and our largest module customer accounted for approximately 14.7% of our module sales and 5.7% of our total net revenues. We sell our modules through spot orders, short-term contracts with terms of less than one year and framework agreements with terms of generally one year. The prices for spot orders are based on the then market prices and trends. The prices for our framework agreements and most of our short-term contracts are generally determined on a quarterly basis with fixed quantities.

We also enter into processing arrangements under which customers provide polysilicon and other raw materials to us for processing into modules. In the first quarter of 2010, we entered into three module processing contracts to provide an aggregate of 700 MW of solar modules to three major global solar companies with periods of approximately two quarters, three quarters and three years, respectively. As of the date of this annual report, such module processing contracts have not been performed. In 2011, due to the volatility of polysilicon prices and worldwide oversupply of solar power products, we did not enter into new module processing arrangements with customers.

Geographical Distribution

In 2009, 2010 and 2011, a significant portion of our wafer sales were made to companies based in Asia, primarily to leading solar cell and module companies in China, Singapore, South Korea and Taiwan. While we will continue to maintain our customer base in this region, particularly in China, where many leading solar cell and module manufacturers are located and where the central government and some of the regional governments have recently implemented strong policy and fiscal support to the growth of solar power industry, we have also expanded sales to key international markets in Europe and North America.

A majority of our module sales in 2011 were made to distributors located in Europe. Solar power manufacturers like us have capitalized on government and regulatory policies for the promotion of solar power in many jurisdictions. In order to continue growing our sales and to reduce our exposure to any particular market segment, we intend to broaden our geographic presence and customer base. Germany, Italy and Spain remain our most important markets in Europe.

The following table sets forth the breakdown of our net revenues by geographic market, in absolute amount and as a percentage of total net revenues, for the periods indicated.

	Year Ended December 31,
	2009		2010		2011
	(in thousands, except percentages)
China (including Hong Kong)	$316,158	61.9%	$462,782	38.4%	$385,667	39.1%
Taiwan	66,961	13.1	105,628	8.8	115,391	11.7
Rest of Asia Pacific countries	21,259	4.2	120,844	10.0	99,292	10.1
Germany	49,253	9.6	180,913	15.0	110,504	11.2
Italy	7,744	1.5	70,270	5.8	61,615	6.3
Spain	6,165	1.2	66,834	5.5	38,587	3.9
Rest of Europe	25,554	5.0	107,045	8.9	74,921	7.6
United States	8,764	1.7	60,415	5.0	64,694	6.6
Others	8,547	1.7	30,848	2.6	34,608	3.5
Total	$510,405	100.0%	$1,205,579	100.0%	$985,279	100.0%

Cost of Revenues

Our cost of revenues consists primarily of costs for:

•	polysilicon raw materials;

•	consumables, including crucibles, steel sawing wires, slurry, glass and EVA film;

•	direct labor costs, including salaries and benefits for our manufacturing personnel;

•	overhead costs, including equipment maintenance and utilities such as electricity and water used in manufacturing; and

•	depreciation of manufacturing facilities and equipment.

All the above costs increased from 2009 to 2011 as we expanded our manufacturing capacity and increased our sales volume. The increase in our polysilicon feedstock costs was attributable to increases in raw material purchase volume from 2009 to 2011. However, polysilicon spot prices started to fall significantly in the fourth quarter of 2008 as a result of the negative impact of the global financial crisis on the solar power industry. As such, the increase in raw material costs in 2009 and 2010 as a result of increased shipment volume was partially offset by reductions in raw material prices. We recorded inventory write-downs of $71.3 million in 2009 to reflect the decreased value of our feedstock, work in progress and finished goods against the net realizable value of inventories as a result of the significant decline of the market prices for silicon raw materials. In the second half of 2011, the market prices for raw materials, in particular polysilicon raw materials, declined significantly. During the same period, the average selling price of our products and other inventory also declined significantly. As a result, we recorded inventory write-downs of $49.0 million in 2011 to reflect the decreased value of our feedstock, work in progress and finished goods.We have sold solar modules since our acquisition of JC Solar in June 2009. Module sales are typically carried with a warranty for minimum power output of up to 25 years following the date of sale. We also provided a warranty for our solar modules against defects in materials and workmanship for a period of ten years from the date of sale. We accrued warranty costs from solar module sales of approximately $2.6 million in 2009, $5.4 million in 2010 and $3.9 million in 2011.

Gross Margin

Our gross margin is affected by changes in our net revenues and cost of revenues. Our net revenues are determined by the average selling price of our products, as well as MW of products that we are able to sell. Our cost of revenues is affected by our ability to manage raw material costs and our ability to manage our manufacturing processes efficiently. Our gross margin increased from negative 8.5% in 2009 to 28.9% in 2010 primarily due to the upward trend in the selling prices of our products, a relatively smaller amount of inventory write-downs compared to 2009 and our operational improvements. Our gross margin decreased from 28.9% in 2010 to 9.7% in 2011. The decrease was primarily due to the rapidly declining average selling price of our products as a result of the oversupply of solar power products and Europe’s challenging financing environment resulting in weak demand in Europe for most of 2011, as well as our inventory write-downs in the third and fourth quarters of 2011.

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

General and administrative expenses

General and administrative expenses consist primarily of salaries, bonuses and benefits for our administrative and management personnel, consulting and professional service fees and travel and related costs of our administrative and management personnel. In 2009, 2010 and 2011, we recognized share-based compensation expenses in connection with certain members of our management team. In 2009 and 2010, our general and administrative expenses increased primarily due to increased salaries and benefits as we hired additional staff to manage our growing business and an increase in professional fees and compliance expenses related to rules and requirements applicable to public companies. In 2011, our general and administrative expenses decreased primarily due to the reversal of certain allowances for accounts receivable as we collected payments from certain of our module customers, patricianly offset by increased salaries and benefits from increased headcount, as well as share-based compensation expenses for option grants to our personnel.

We expect our general and administrative expenses to increase as we hire additional personnel and advisors and incur expenses including costs to support our growing operations.

Research and development expenses

Research and development expenses primarily relate to equipment and raw materials used in our research and development activities, research and development personnel costs, and other costs related to the design, development, testing and enhancement of our products and processes. In 2009, 2010 and 2011, our research and development expenses amounted to approximately $14.5 million, $36.3 million and $47.1 million, respectively. The increase was primarily due to our continued research into improving cell efficiency, low-cost production and developing in-house sources of raw materials.

We expect our research and development expenses increase in the near future as we will continue to expand and promote innovations in our processing technologies of manufacturing polysilicon, ingots, wafers, cells and modules. We plan to hire more research and development personnel and devote greater resources to research and development efforts. We plan to continue to focus on improving manufacturing efficiency and reducing our manufacturing costs by enhancing manufacturing yields, which enable us to deliver higher efficiency products at a lower cost in each segment of our production. In particular, we hope to continue to lower our grams/watt usage. In ingot manufacturing, our research and development efforts will continue to focus on optimizing process improvement and equipment re-configuration to increase productivity of ingot growing. In wafer slicing, our efforts will focus on process improvement to optimize slicing yield through expediting slicing speed and slicing thinner wafers, and optimizing the development and use of diamond steel wire for our own production, as well as potentially for external sales. In wafer manufacturing, we will continue to focus on improving our Virtus wafers, developing low-oxygen concentration wafers and experiment with producing our own carbon composite materials. In cell manufacturing, we will focus on improving cell efficiency through various development projects. In module manufacturing, we will extend our technical know-how in Virtus wafers into manufacturing Virtus modules.

Other operating income and expenses

We also recognized other operating income and expenses from the disposal of fixed assets and allowances received from the PRC government to support the solar power industry.

Non-operating Income and Expenses

Our non-operating income and expenses consist primarily of interest income, interest expenses, foreign currency exchange gains or losses, gains on repurchase of convertible bonds, gains or losses on derivatives and other-than-temporary impairment loss on available-for-sale investment.

Our interest income represents interest on our cash balance. Our interest expenses relate primarily to our short-term borrowings from banks, less capitalized interest expenses to the extent they relate to our capital expenditures.

Our foreign currency exchange gain or loss results from our net exchange gains and losses on our monetary assets and liabilities denominated in foreign currencies during the relevant period. Our functional currency is the U.S. dollar. Foreign currency transactions have been translated into the functional currency at the exchange rate prevailing on the date of transaction. Foreign currency denominated monetary assets and liabilities are translated into our functional currency at exchange rates prevailing on the balance sheet date. Our reporting currency is the U.S. dollar. Assets and liabilities have been translated into our reporting currency using exchange rates prevailing on the balance sheet date. Income statement items have been translated into our reporting currency using the weighted average exchange rate for the relevant periods. Translation adjustments have been reported as a component of accumulated other comprehensive income in the consolidated balance sheets. In 2009, 2010 and 2011, we had foreign currency exchange losses of $1.4 million, $1.8 million and gain of $6.6 million, respectively.

We recorded nil, gains of $6.3 million and losses of $15.3 million on derivative instruments from foreign currency forward exchange contracts, in the years ended December 31, 2009, 2010 and 2011, respectively.

We recorded gains of $8.0 million, $5,891 and $28.3 million in 2009, 2010 and 2011, respectively, on the repurchase of our convertible bonds due to the repurchase price discount.

We recorded an other-than-temporary impairment loss on available-for-sale investment of $13.4 million in 2009 as a result of the decline in the fair value of our equity interest in a polysilicon manufacturer whose shares were traded on the TSX. This loss was recorded as non-operating expenses. The manufacturer filed for bankruptcy protection under the CCAA in January 2012. In February 2012, TSX determined to delist the manufacturer’s shares due to its failure to meet the continued listing requirements of the TSX as a result of the commencement of proceedings under the CCAA. As a result, we recorded an other-than-temporary impairment loss on available-for-sale investment of $6.2 million in 2011.

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

Under the Provisional Regulation of China on Value Added Tax and its implementing rules, all entities and individuals engaged in the sale of goods, the provision of processing, repairs and replacement services, and the importation of goods into China are generally required to pay VAT at a rate of 17.0% of the gross sales proceeds received, less any deductible VAT already paid or borne by the taxpayer. Further, when exporting goods, the exporter is entitled to a partial or full refund of VAT that it has already paid or borne. Accordingly, we are subject to a 17.0% VAT with respect to our sales of solar wafers in China. Our PRC subsidiaries, Zhejiang Yuhui and JC Solar, are required to pay VAT with respect to their respective gross sales proceeds. Historically, Zhejiang Yuhui was entitled to a 13% refund on VAT that it had already paid or borne with respect to the export of solar wafers. However, starting from July 1, 2007, such VAT refund is reduced to 5%, which materially affects our export of solar wafers. Since April 1, 2009, the VAT refund has reverted to 13%. The VAT refund applicable to JC Solar is 17%. Imported raw materials that are used for manufacturing export products and are deposited in bonded warehouses are exempt from import VAT.

Zhejiang Yuhui was also entitled to tax credits for up to 40% of the purchase price of certain domestic equipment purchases. Such tax credits could be used to offset up to the incremental amount of Zhejiang Yuhui’s income tax compared to that of the year before such purchases, and the tax credit could be carried forward for up to seven years. This tax credit is no longer available for any purchase of PRC equipment from January 1, 2008 due to the enactment of the new Enterprise Income Tax Law. If it is more likely than not that some or all of the deferred tax assets will not be realized, we will provide for valuation allowances based on available evidence. As of December 31, 2011, Zhejiang Yuhui had net operating losses carry forward of $73.9 million, of which $51.4 million will expire in 2014 and $22.5 million will expire in 2016.

Zhejiang Yuhui obtained the approval of High and New-Tech Enterprise status in 2009. With this approval, Zhejiang Yuhui is allowed to apply a reduced income tax rate of 15% for the period of three years, i.e. from 2009 to 2011. We elected to utilize the transition relief for Zhejiang Yuhui up until and including 2010, i.e. enjoying the residual tax holiday granted before the effectiveness of new Enterprise Income Tax Law, when calculating enterprise income tax. The blended income tax rate of Zhejiang Yuhui is 1.9%, 12.5%, 12.5% and 23% for 2007, 2008, 2009 and 2010, respectively. In 2011, we elect to use High and New-Tech Enterprise status, which entitles Zhejiang Yuhui to a tax rate of 15%. Zhejiang Yuhui’s High and New-tech Enterprise Certificate expired on April 16, 2012. We have applied for renewal of Zhejiang Yuhui’s High and New-tech Enterprise Certificate.

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

ReneSola Singapore Pte. Ltd. is incorporated in the Republic of Singapore. The corporate income tax rate is 17%.

Sichuan ReneSola, Sichuan Ruiyu and Sichuan Ruixin are incorporated in the PRC. The corporate income tax rate is 25%.

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

We sold our 49% equity interest in Linzhou Zhongsheng Semiconductor to Linzhou Zhongsheng Steel in September 2008 at a total consideration of RMB200 million. The share transfer agreement with Linzhou Zhongsheng Steel was amended in December 2008. The amended agreement stipulates that, of the total consideration of RMB200 million, RMB40 million would be paid in cash, RMB4 million would be treated as credit for existing purchases of polysilicon and RMB156 million would be treated as prepayment, to either be used as a credit through a discount to spot market price against future delivery of polysilicon from the joint venture or be repaid in cash, at our discretion. However, Linzhou Zhongsheng Semiconductor stopped the delivery of polysilicon in early 2009 and continued to fail to fulfill its obligations. We decided to take legal action to collect the remaining amount of the receivable and to record a full provision of $8.6 million in the fourth quarter of 2009.

We initiated arbitration proceedings against Linzhou Zhongsheng Steel and Linzhou Zhongsheng Semiconductor before CIETAC for the equity transfer dispute. CIETAC has rendered its final award in September 2011, requiring Linzhou Zhongsheng Steel to pay us the remaining equity transfer consideration in the amount of RMB137,260,000. We have applied to the relevant court in China for enforcement of the arbitral award.

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

In 2011, in response to market conditions, we began granting extended credit terms to customers with overall creditworthiness, as determined by our credit assessment. For customers to whom credit terms are extended, we assessed a number of factors to determine whether collection from them is reasonably assured, including past transaction history with them and their credit-worthiness. For a limited number of sales transactions, we require cash payment before delivery of products, and records such receipts as advances from customers.

Goodwill and Indefinite-life Intangible Assets

We account for goodwill and intangible assets with indefinite lives in accordance with U.S. GAAP, and we conduct our annual impairment testing on May 31 or whenever there are indicators to determine if we will be able to recover all or a portion of the carrying value of goodwill and intangible assets with indefinite lives.

Prior to performing the goodwill impairment testing process for a reporting unit, if there is reason to believe that other non-goodwill related intangible assets may be impaired, these other intangible assets must first be tested for recoverability whereby the gross undiscounted cash flows are determined specific to the asset. For non-goodwill related intangible assets with indefinite lives, a fair value determination is made. If the carrying value of the asset exceeds the fair value, then impairment occurs. The carrying values of these assets are impaired as necessary to provide the appropriate carrying value for the goodwill impairment calculation.

During the fourth quarter of 2011, as a result of the effects of weakening market conditions on our forecasts and a sustained, significant decline in our market capitalization to a level lower than our net book value, we concluded that impairment indicators existed and performed an impairment analysis.  Based on the results of the analysis, the estimated fair value of the reporting unit was determined to be higher than the carrying amount.  No impairment charges were recognized during the years ended December 31, 2009, 2010 or 2011.

We have one indefinite-life intangible assets relating to the business license acquired in the business combination of Sichuan Aoguang Silicon Industry Co. Ltd. and is initially recorded at its fair value at the acquisition date (which is regarded as its cost). Subsequent to initial recognition, business license with indefinite useful lives that is acquired separately in a business combination is reported at cost less accumulated impairment losses. At the end of each reporting period, we review the carrying amount of the business license to determine whether there is any indication that it has suffered an impairment loss. If such indication exists, fair value of the asset is estimated in order to determine the extent of an impairment loss (if any). If the carrying amount of the business license exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess.

The application of the impairment test requires judgment, including the identification of reporting units, assignments of assets and liabilities to reporting units and the determination of the fair value of each reporting unit. Further, the impairment test involves the use of accounting estimates and assumptions related to future operating results, including discount rates, and expected future growth rates, among others. The fair values of our reporting units are generally based on discounted cash flow projections that are believed to be reasonable under current and forecasted circumstances, the results of which form the basis for making judgments about carrying values of the reported net assets of our reporting units. Significant changes to these estimates and assumptions could adversely impact our conclusion to these impairment tests.

Impairment of long-lived assets

We evaluate our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable or that the useful life is shorter than originally estimated. We assess recoverability of the long-lived assets by comparing the carrying amount of the assets to the estimated future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. We recognize an impairment loss in the event the carrying amount exceeds the estimated future undiscounted cash flows attributable to such assets, measured as the difference between the carrying amount of the assets and the fair value of the impaired assets. During the fourth quarter of 2011, as a result of the effects of weakening market conditions on our forecasts and a sustained, significant decline in our market capitalization to a level lower than our net book value, we concluded that circumstances existed and performed recoverability tests.  Based on the recoverability tests performed, we determined that no impairment was required. As a result, we did not record any impairment loss of long-lived assets for the years ended December 31, 2009, 2010 or 2011.

Income tax

We periodically evaluate the likelihood of the realization of deferred tax assets, and reduce the carrying amount of these deferred tax assets by a valuation allowance to the extent we believe it is more likely than not that some portion or all of the deferred tax assets will not be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carry forward periods, our experience with operating losses in the China solar power industry, tax planning strategies implemented and other tax planning alternatives. If our operating results are less than currently projected and there is no objectively verifiable evidence to support the realization of our deferred tax asset, additional valuation allowance may be required to further reduce our deferred tax asset. The reduction of the deferred tax asset could increase our income tax expenses and have an adverse effect on our results of operations and tangible net worth in which the allowance is recorded. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. We recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position.

Inventory

Our inventories are stated at the lower of cost or market value. The valuation of inventory requires us to estimate excess and slow moving inventory. The determination of the value of excess and slow moving inventory is based upon assumptions of future demands and market conditions. If actual market conditions are less favorable than those projected by management, inventory write-downs may be required. We routinely evaluate quantities and value of our inventories in light of current market conditions and market trends, and record write-down against the cost of inventories for a decline in market value. Inventory write-down charges establish a new cost basis for inventory. In estimating obsolescence, we utilize our backlog information and project future demand. Market conditions are subject to change and actual consumption of inventories could differ from forecasted demand. Furthermore, the price of polysilicon, our primary raw material, is subject to fluctuations based on global supply and demand. If actual market conditions are less favorable or other factors arise that are significantly different than those anticipated by management, additional inventory write-downs or increases in obsolescence reserves may be required.

On occasion, we enter into firm purchase commitments to acquire materials from our suppliers, which may require us to pay for committed volumes regardless of whether we actually take possession of the materials. We evaluate these agreements whenever market prices decrease such that the commitment price is significantly higher than market. In these instances, we evaluate the need to record a loss, if any, on firm purchase commitments using a lower of cost or market approach consistent with that used to value inventory.

Investments

Investments in marketable equity securities are classified as trading, available-for-sale, or held-to-maturity. Investments classified as “available-for-sale” are reported at fair value with unrealized gains and losses recorded in other comprehensive income (loss) until they are realized. We determine the realized gains and losses upon the sale of marketable equity securities using the specific identification cost method. Available-for-sale marketable securities are subject to periodic review to determine whether there is any impairment. Investments identified as being impaired are subject to further review to determine if the investment is other than-temporarily impaired, in which case we would write down the investment to reflect the impairment and establish that amount as its new cost basis. We measure the fair value of our marketable securities using quoted prices for securities with similar characteristics and other observable inputs (such as interest rates that are observable at commonly quoted intervals) and we consider the effect of our counterparties’ credit standings in these fair value measurements. Determining the observable market values most relevant to the measurement of the fair value of marketable securities and the other counterparties’ credit risk adjustment, if needed, requires significant judgment. Changes in market conditions can also significantly affect the fair value measurements from period to period and can cause realized values to vary significantly from previous estimates.

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

In order to secure a stable supply of silicon raw materials, we make advance payments to suppliers for raw material supplies. Advances to suppliers for purchases expected within twelve months as of each balance sheet date are recorded as advances to suppliers in current assets. Future balances are recorded in long-term advances to suppliers. As of December 31, 2009, 2010 and 2011, advances to suppliers in current assets were $12.1 million, $26.3 million and $16.2 million, respectively, and long-term advances to suppliers for silicon raw material supplies were $8.1 million, $13.7 million and $17.6 million, respectively. We do not require collateral or other security against our advances to suppliers. We perform ongoing credit evaluations on the financial condition of our suppliers. As a result, our claims for such prepayments are unsecured, which expose us to the suppliers’ credit risk.

We establish an allowance for doubtful receivables mainly based on the age of receivables and factors surrounding the credit risk of specific customers. Allowances for doubtful receivables are comprised of allowances for account receivables, allowances for other receivables and allowances for advances to suppliers.

We made provisions for doubtful receivables and other receivables in the aggregate amount of $9.9 million and $3.9 million for the years ended December 31, 2009 and 2010, respectively. For the year ended December 31, 2011, we made a reversal of certain allowances for accounts receivable of $1.4 million as we collected payments from certain of our module customers, which were previously provided for. We made a significant provision for doubtful receivables in 2009 primarily due to Linzhou Zhongsheng Semiconductor’s failure in its obligations to deliver polysilicon to us in 2009. See “—Disposal of Equity Interest in Linzhou Zhongsheng Semiconductor” for more information.

Fair value measurement

Fair value represents the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (also referred to as an exit price). We utilize a hierarchy for inputs used in measuring fair value that gives the highest priority to observable inputs and the lowest priority to unobservable inputs. Valuation techniques used to measure fair value shall maximize the use of observable inputs.

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

In 2010, we began to use foreign currency cash flow hedge accounting with respect to certain foreign-currency forward exchange contracts that we entered into to hedge changes in the cash flow of forecasted foreign currency denominated sales transactions attributable to changes in foreign currency exchange rates. When hedging relationships are highly effective, the effective portion of gain or loss on the derivative cash flow hedges is recorded in accumulated other comprehensive income, net of tax, until the underlying hedged transaction is recognized in the consolidated income statements. The ineffective portion of cash flow hedges, if any, is recognized in income immediately. The effectiveness of designated hedging relationships is tested and documented on at least quarterly basis.

In the fourth quarter of 2011, as the hedged sales transactions were determined to no longer be probable of occurrence, the cash flow hedge accounting was discontinued and accordingly, the entire balance in accumulated other comprehensive income was reclassified into net gain (loss) on derivative instruments. As a result, the loss from change in fair value of derivatives qualified for cash flow hedges reported in accumulated other comprehensive income was nil, $797,091 and $1,236,306 as of December 31, 2009, 2010 and 2011, respectively. Of these amounts, nil, $83,594 and $1,164,711 were reclassified into revenue upon realization of the hedged transactions in the years ended December 31, 2009, 2010 and 2011, respectively. The balance of $785,092 recorded in accumulated other comprehensive income was reclassified into net gain (loss) on derivatives. Accordingly, the ending balance recorded in accumulated other comprehensive income was $713,497 and nil as of December 31, 2010 and 2011, respectively.

Our other derivatives do not qualify for hedge accounting. Accordingly, gains or losses resulting from changes in the values of those derivative instruments are recognized in fair value change on derivatives.

Net (gains) losses on derivative instruments from foreign currency forward exchange contracts was nil, ($6.3 million) and $15.3 million in the years ended December 31, 2009, 2010 and 2011, respectively. As of December 31, 2011, we had outstanding foreign exchange forward contracts with a total notional amount of $130.7 million and they did not qualify for hedge accounting.

As of December 31, 2011, we had $0.9 million derivative assets and $0.4 million derivative liabilities in total, none of which qualified for hedge accounting.

Segment Operations

We grouped our business into two reportable segments:

•	wafer sales segment, which involves the manufacture and sales of monocrystalline and multicrystalline solar wafers; and

•	module sales segment, which involves the manufacture and sales of solar cells and modules.

The two segments are evaluated regularly by our chief executive officer to decide how to allocate resources and to assess performance. We do not allocate operating expenses by segment.

We have sold solar modules since our acquisition of JC Solar in June 2009. JC Solar began its cell production in October 2008 and module production in November 2005 and had an annual cell manufacturing capacity of 240 MW and an annual module production capacity of 500 MW as of December 31, 2011. Although sales from our wafer segment will continue to be our dominant business, we believe that sales from our cell and module segment will represent a significant portion of our revenues and gross profit in the future. See “—Results of Operations” for a discussion of period-to-period comparison among the segments.

Results of Operations

The following table sets forth a summary, for the periods indicated, of our consolidated results of operations with each item expressed as a percentage of our total net revenues.

	For the Year Ended December 31,
	2009		2010		2011
	(in thousands, except percentages)
Net revenues	$510,405	100.0%	$1,205,579	100.0%	$985,279	100.0%
Cost of revenues	(553,607)	(108.5)	(857,615)	(71.1)	(889,226)	(90.3)
Gross profit (loss)	(43,202)	(8.5)	347,964	28.9	96,053	9.7
Operating expenses:
Sales and marketing	(5,399)	(1.1)	(8,360)	(0.7)	(17,233)	(1.7)
General and administrative	(29,084)	(5.7)	(43,314)	(3.6)	(38,550)	(3.9)
Research and development	(14,507)	(2.8)	(36,263)	(3.0)	(47,055)	(4.8)
Other operating (expenses) income	1,633	0.3	(14,083)	(1.2)	18,327	1.9
Total operating expenses	(47,356)	(9.3)	(102,020)	(8.5)	(84,511)	(8.6)
Income (loss) from operations	(90,558)	(17.7)	245,944	20.4	11,542	1.2
Non-operating income (expenses):
Interest income	1,716	0.3	1,835	0.2	7,862	0.8
Interest expense	(17,122)	(3.4)	(23,246)	(1.9)	(37,190)	(3.8)
Foreign exchange (losses) gains	(1,433)	(0.3)	(1,814)	(0.2)	6,612	0.7
Gain on repurchase of convertible notes	7,995	1.6	6	0.0	28,350	2.9
Gains (losses) on derivatives, net	—	—	6,268	0.5	(15,297)	(1.6)
Investment income (loss)	—	—	—	—	(193)	(0.0)
Other-than-temporary impairment loss on available-for-sale investment	(13,367)	(2.6)	—	—	(6,207)	(0.6)
Total non-operating (expenses)	(22,211)	(4.4)	(16,950)	(1.4)	(16,062)	(1.6)
Income (loss) before income tax, non-controlling interests	(112,770)	(22.1)	228,994	19.0	(4,520)	(0.5)
Income tax benefit (expenses)	41,156	8.1	(59,998)	(5.0)	4,851	0.5
Equity in (loss) of investee, net of tax	(291)	(0.1)	—	—	—	—
Net income (loss)	(71,904)	(14.1)	168,996	14.0	331	0.0
Net loss attributable to non-controlling interests	—	—	—	—	(2)	(0.0)
Net income (loss) attributable to holders of ordinary shares	$(71,904)	(14.1)%	$168,996	14.0%	$333	0.0%

 Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Net revenues. Our net revenues decreased from $1,205.6 million in 2010 to $985.3 million in 2011 primarily due to a decline in the average selling prices of our products, partially offset by an increase in the volume of our solar power product sales. In 2011, we shipped 1,294.8 MW of solar power products, representing a 9.5% increase from 1,182.8 MW in 2010.

Net revenues were $623.7 million for our wafer sales segment and $361.6 million for our modules sales segment in 2011, compared to $682.5 million for our wafer sales segment and $523.0 million for our module sales segment in 2010. The decreases in net revenue in both segments were primarily due to the decrease of average selling prices of our solar products as a result of the oversupply of solar power products and Europe’s challenging financing environment resulting in weak demand in Europe for most of 2011. Revenues from wafer processing comprised 11.6% of our total wafer sales in 2011.

Cost of revenues. Our cost of revenues increased from $857.6 million in 2010 to $889.2 million in 2011 primarily due to an increase in the volume of our solar power product sales and an inventory write-down, partially offset by a decrease in polysilicon prices and our operational improvements.

Cost of revenues for our wafer sales segment increased from $415.1 million in 2010 to $563.6 million in 2011 primarily due to an increase in the volume of our wafer sales and an inventory write-down, partially offset by our cost reduction initiatives and the declining polysilicon prices. Cost of revenues for our module sales segment decreased from $442.5 million in 2010 to $325.6 million in 2011 primarily due to a significant decline in input costs, in particular, the polysilicon costs, and a decline in module processing costs, partially offset by an increase in the volume of our module sales.

Gross profit (loss). Gross profit for 2011 was $96.1 million, compared to a gross profit of $348.0 million in 2010. Gross margin for 2011 was 9.7%, compared to 28.9% for 2010. The decrease in gross margin was primarily due to the decrease in average selling price of our products as a result of the oversupply of solar power products and Europe’s challenging financing environment resulting in weak demand in Europe for most of 2011, as well as our inventory write-downs in the third and fourth quarters of 2011. Such decrease was partially offset by an overall wafer processing cost reduction and a decrease in polysilicon cost.

Gross profit from our wafer sales segment in 2011 was $60.0 million, compared to a gross profit of $267.5 million in 2010. Gross margin from our wafer sales segment for 2011 was 9.6%, compared to 39.2% for 2010. Gross profit from our module sales segment decreased from $80.5 million in 2010 to $36.0 million in 2011. Gross margin from our module sales segment for 2011 was 10.0%, compared to 15.4% for 2010.

Sales and marketing expenses. Sales and marketing expenses increased from $8.4 million in 2010 to $17.2 million in 2011 primarily due to higher shipping and handling costs resulting from more shipments to Europe which were then held in storage in Europe pending sale, as well as higher commission costs to sales agents.

General and administrative expenses. General and administrative expenses decreased from $43.3 million in 2010 to $38.5 million in 2011 primarily due to the reversal of certain allowances for accounts receivable because we collected payments from certain of our module customers, partially offset by increased salaries and benefits from increased headcount, as well as share-based compensation expenses for option grants to our staff. General and administrative expenses as a percentage of net revenues increased from 3.6% to 3.9% due to lower net revenues.

Research and development expenses. Research and development expenses increased from $36.3 million in 2010 to $47.1 million in 2011 primarily due to research initiatives aimed at reducing manufacturing costs, developing in-house production of raw materials, improving production and operational efficiencies and improving product conversion efficiencies. Research and development expenses as a percentage of net revenues increased from 3.0% to 4.8%.

Other operating (expenses) income. We had an other operating income of $18.3 million for 2011, compared to an other operating expenses of $14.1 million in 2010. Other operating income in 2011 consisted primarily of a gain of $13.5 million arising from the forfeiture of a prepaid deposit due to the breach of a solar wafer contract by one of our customers.

Interest income and expenses. Our interest income increased from $1.8 million in 2010 to $7.9 million in 2011, primarily due to more cash in interest-bearing bank deposits and higher interest rates earned on bank deposits. Our interest expense increased from $23.2 million in 2010 to $37.2 million in 2011, primarily due to increased amount of bank debt and increased lending rates.

Foreign exchange gain or loss, net. Our foreign exchange gain for 2011 was $6.6 million, compared to a foreign exchange loss of $1.8 million in 2010. The change was primarily due to appreciation of euro against U.S. dollar.

Other-than-temporary impairment loss on available-for-sale investment. In 2011, we had an other-than-temporary impairment loss on available-for-sale investment of $6.2 million, as a result of the write-off of our equity interests in a polysilicon manufacturer whose shares were traded on the TSX.

Income tax expense (benefit). Our income tax benefit for 2011 was $4.9 million, compared to an income tax expense of $60.0 million in 2010. Our effective tax rates in 2010 and 2011 were 26.2% and negative 107.3%, respectively. Please see footnote 8 to our audited consolidated financial statements included elsewhere in this annual report.

Net income (loss) attributable to holders of ordinary shares. As a result of the foregoing, we had a net income attributable to holders of ordinary shares of $0.3 million in 2011, compared to a net income attributable to holders of ordinary shares of $169.0 million in 2010.

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

Net revenues were $682.5 million for our wafer sales segment and $523.0 million for our module sales segment in 2010, compared to $452.9 million for our wafer sales segment and $57.5 million for our module sales segment in 2009. The increases in net revenue in both segments were due to the expansion of our business to satisfy greater demand for our solar power products. However, average selling prices of our solar wafers sold to third parties and solar modules decreased in 2010 as compared to 2009, primarily due to general industry trends and decreases in polysilicon prices. Revenues from wafer processing comprised 5.4% of our total wafer sales and revenues from module processing comprised 7.9% of our total module and cell sales in 2010.

Cost of revenues. Our cost of revenues increased from $553.6 million in 2009 to $857.6 million in 2010 primarily due to our strong solar wafer and module products sales and an increase in polysilicon prices, partially offset by our operational improvements.

Cost of revenues for our wafer sales segment decreased from $506.9 million in 2009 to $415.1 million in 2010 primarily due to a rapid decrease in raw material costs in 2010, partially offset by an increase in the shipment volume. Cost of revenues for our module sales segment increased significantly from $46.7 million in 2009 to $442.5 million in 2010 primarily due to increases in expenditures in raw materials as a result of the rapid expansion of our solar modules business.

Gross profit (loss). Gross profit for 2010 was $348.0 million, compared to gross loss of $43.2 million for 2009. Gross margin for 2010 was 28.9%, compared to negative 8.5% for 2009. The increase in gross margin was primarily due to our operational improvements and an increase in polysilicon cost.

Gross profit from our wafer sales segment in 2010 was $267.5 million, compared to a gross loss of $54.0 million in 2009. Gross margin from our wafer sales segment for 2010 was 39.2%, compared to negative 11.9% for 2009. Gross profit from our module sales segment increased significantly from $10.8 million in 2009 to $80.5 million in 2010 primarily due to the rapid expansion of our solar modules business. Gross margin from our module sales segment for 2010 was 15.4%, compared to 18.8% for 2009.

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

Other operating (expenses) income. We had other operating expenses of $14.1 million for 2010, compared to an other operating income of $1.6 million in 2009. Other operating expenses primarily comprised $14.7 million in net losses from the sale of low grade polysilicon to third-parties, offset in part by $1.3 million in net income from the sale of auxiliary materials to third-parties. Total sales price for these transactions was $14.2 million and the related cost for these transactions was $27.6 million. In addition, $2.0 million in certain other miscellaneous operating expenses, offset in part by $1.3 million in other operating income, were recorded to this line item.

Prior to the sale of low grade polysilicon to third-parties, it was included in our raw materials inventory balance and was utilized in our production process. In the second half of 2010, we changed our wafer production process in a manner that eliminated the usage of this grade of polysilicon. As such, we decided to sell the remaining inventory balance. We do not have a standard practice of selling raw materials to third parties in bulk.

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

Income tax expense (benefit). Our income tax expense for 2010 was $60.0 million, compared to an income tax benefit of $41.2 million in 2009, primarily due to increased profitability. It also includes a write-back of deferred tax assets of $5.5 million in the fourth quarter of 2010 to adjust deferred tax credits accumulated in 2009. Our effective tax rates in 2009 and 2010 were 36.4% and 26.2%, respectively. Please see footnote 8 to our audited consolidated financial statements included elsewhere in this annual report.

Net income (loss) attributable to holders of ordinary shares. As a result of the foregoing, we had a net income attributable to holders of ordinary shares of $169.0 million in 2010, compared to a net loss of $71.9 million in 2009.

B.	Liquidity and Capital Resources

Liquidity and Capital Resources

We have financed our operations primarily through short-term borrowings, long-term borrowings, proceeds from our equity offerings on the NYSE, the proceeds from our convertible bond offerings, and cash generated from operations. As of December 31, 2009, 2010 and 2011, we had $106.8 million, $290.7 million and $379.0 million, respectively, in cash and cash equivalents, and $547.9 million, $522.3 million and $715.6 million, respectively, in outstanding borrowings. In 2009, 2010 and 2011, we had bank credit facilities in the principal amount of $649.3 million, $826.6 million and $1,407.6 million, respectively, of which $527.1 million, $580.9 million and $714.9 million, respectively, had been drawn down. As of December 31, 2009, 2010 and 2011, $122.2 million, $245.7 million and $692.6 million were available under these facilities. From January to April in 2012, we obtained additional bank credit facilities in the principal amount of $71.5 million, none of which had been drawn down as of the date of this annual report. The bank facilities are renewable annually.

Short-term borrowings

As of December 31, 2009, 2010 and 2011, we had outstanding short-term borrowings of $358.6 million, $400.8 million and $570.9 million, respectively. These short-term borrowings will expire at various times throughout 2012. Our short-term borrowings outstanding as of December 31, 2009, 2010 and 2011 were denominated in RMB, USD and euro and bore a weighted average interest rate of 4.89%, 4.72% and 5.38%, respectively. From January to April in 2012, we obtained extensions of our short-term borrowings in the principal amount of $136.6 million. Some of our short-term borrowings are secured by our inventories, facilities and equipment. We have other short-term borrowings guaranteed by Mr. Li, our chief executive officer and director, and his wife. Furthermore, according to certain loan agreements, our operating subsidiary Zhejiang Yuhui is not permitted to pay dividends for any given year in which it has no after-tax profit, or if it has any principal or interest due in that year which has not been paid. Although we have increased our level of short-term bank borrowings to meet our working capital requirements, capital expenditures or other corporate uses, we have not experienced any financial difficulty with respect to repayment of our borrowings.

As of December 31, 2011, $250.3 million of our outstanding short-term borrowings was trade financing and could be rolled over. We have historically been able to obtain extensions of our short-term credit facilities before they mature. The majority of our short-term borrowings are provided by some of the largest banks in China which remain financially sound. Historically, most of these Chinese banks, when requested, have extended the terms of their credit facilities before the maturity dates of the outstanding borrowings. We believe our ability to extend our short-term credit facilities prior to their maturity remains strong in the current credit environment, and do not believe such conditions will impact our ability to obtain extensions or alternative financing from our Chinese bank lenders. In the event we are unable to obtain extensions of these facilities or alternative funding in the future, we plan to repay these short-term bank borrowings with our cash on hand, short term investments, cash generated by our operating activities as well as other equity or debt issuances.

Long-term borrowings

As of December 31, 2009, 2010 and 2011, we had outstanding long-term borrowings with maturity dates more than one year in the future of $189.3 million, $121.5 million and $144.7 million, respectively.

We obtained two long-term loans from Industrial and Commercial Bank of China of RMB50 million in March 2009 which was repaid in February 2012 and RMB50 million in March 2009 which was repaid in May 2011. We obtained another four long-term loans from Industrial and Commercial Bank of China of RMB46 million in March 2009, RMB100 million in September 2009, RMB14 million in April 2010 and RMB50 million ($7.9 million) in May 2011, to be repaid by February 2012, September 2012, March 2012 and May 2013, respectively.

We obtained three long-term loans from Agricultural Bank of China of RMB30 million in February 2009, RMB30 million in March 2009 and RMB27 million in March 2009. In February 2011, we renegotiated these loans into a one-year loan of RMB47 million and a two-year loan of RMB40 million. We obtained another long-term loan from Agricultural Bank of China of RMB13 million in December 2010, to be repaid in November 2012.

We obtained four long-term loans from China Construction Bank of RMB450 million in January 2009, RMB150 million in June 2009, RMB190 million in June 2009 and RMB10 million in June 2009, respectively, under a RMB800 million loan agreement entered into in January with a term of five years. We repaid RMB100 million of these loans in December 2010, RMB180 million in December 2011 and the remainder will be repaid based on the agreed repayment schedule, with the final amount to be repaid in December 2013. These loans are to be used to finance the construction of our polysilicon production facility in Meishan, Sichuan Province. In October 2009, we obtained from China Construction Bank another long-term loan of RMB60 million which was repaid in October 2011. In April 2010, we obtained from China Construction Bank another four long-term loans of RMB30 million, to be repaid in April 2012, and RMB150 million ($23.8 million) in October 2011, to be repaid in October 2013, RMB10 million ($1.6 million) in November 2011, to be repaid in October 2013, and RMB50 million ($7.9 million) in November 2011, to be repaid in November 2013.

We obtained a long-term loan from Standard Chartered Bank of RMB210 million in November 2009 which was repaid in November 2011. This loan was used to purchase polysilicon supplies. In August 2011, we obtained another long-term loan of $35 million from Standard Chartered Bank, to be repaid in July 2013. The purpose of the loan is to purchase polysilicon supplies.

We obtained a long-term loan from Bank of Jiangsu of RMB125 million in June 2010, of which RMB50 million was due and repaid in December 2011 and the remaining RMB75 million ($11.9 million) is due in December 2012. We obtained a long-term loan from Bank of China of RMB170 million ($27.0 million) in April 2011, to be repaid in December 2015.

Interest rates are variable for certain portions of the long-term loans, and are updated every three months, once a year or according to a predetermined schedule based on the applicable benchmark interest rate set by the People’s Bank of China. Long-term loans in the amount of $144.7 million will be due for repayment upon maturity from 2013 to 2015. The weighted average interest rate for our long-term loans was approximately 6.54% in 2011. Some of the above long-term loans are unsecured. Many of the long-term loans, however, provide for one or more of various forms of security, including mortgages over our accounts receivable, inventories, land use rights, property, plant and equipment, and guarantees provided by Mr. Li, our director and chief executive officer, and his family.

Some of our long-term loan agreements contain financial covenants, including maintenance of certain minimum levels of net assets and debt to asset ratio, and restrictive covenants that limit our ability to, among other things, (1) provide guarantees, pledges or mortgages on our operating assets in any manner that will increase risks to the lenders, (2) repay shareholders loans or loans from our related parties, and (3) distribute dividends to shareholders. Our most restrictive covenants require us to maintain minimum levels of net assets and debt to asset ratios of RMB1.3 billion and 75%. In addition, under the terms of our RMB800 million loan agreement with a term of five years with China Construction Bank, we have undertaken to the bank that the gross profit margin of our subsidiary Sichuan ReneSola will be at or above the lowest gross profit margin of companies in the global polysilicon industry as stated in a report to be provided by one of the big-four accounting firms. We believe that because Sichuan ReneSola’s operations were still in trial production in 2009, we were not subject to such undertaking in 2010 despite the negative gross profit margin Sichuan ReneSola recorded in 2009. We have obtained a letter from the bank confirming this understanding. In 2011, the gross profit margin Sichuan ReneSola recorded was 16.2%, higher than the lowest gross profit margin of companies in the global polysilicon industry. Sichuan ReneSola has also undertaken not to sell its products on credit. See “Item 3. Key Information—D. Risk Factors—Risks Related To Our Business—Restrictive covenants and undertakings under our bank loans may limit the manner in which we operate and an event of default under the loan may adversely affect our operations.”

Issuance of securities

We issued RMB928,700,000 U.S. dollar settled 1% convertible bonds due 2012 in March 2007. The bonds were convertible into our shares at an initial conversion price of £5.88 per share, subject to certain adjustments. The maturity of the convertible bonds was on March 26, 2012 at 105.9% of their principal amount plus accrued interest. We had the option to redeem the bonds at any time on or after March 26, 2009, at a premium giving holders a yield of 2.215% per annum, compounded semi-annually, plus accrued interest. During 2009, we repurchased RMB713.9 million aggregate principal amount of our convertible bonds using a combination of $84.1 million in cash and the issuance of 4,000,000 shares. We redeemed the remaining balance of $32.5 million in the first quarter of 2010.

In October 2009, we closed a follow-on public offering of 15.5 million ADSs for a net proceeds of approximately $68.1 million after deducting discounts and commissions but before offering expenses.

In March 2011, we issued $175 million convertible senior notes due 2018, with an additional sale of $25 million aggregate principal amount in April 2011 pursuant to the initial purchasers’ over-allotment option. The net proceeds was approximately $192.8 million and we used part of the net proceeds of this offering to pay the cost of the capped call transaction that we entered into with an affiliate of one of the initial purchasers, whom we refer to as the hedge counterparty, and the remainder for expansion of polysilicon production capacity. The convertible senior notes will be convertible to our ADSs, each representing two shares, no par value, at a conversion rate of 94.8114 ADSs per $1,000 principal amount of the notes (equivalent to an initial conversion price of approximately $10.55 per ADS), subject to adjustment under certain circumstances. The convertible senior notes will mature on March 15, 2018. We may not redeem the convertible senior notes prior to the maturity date. The convertible senior note holders will have the right to require us to repurchase for cash all or any portion of their convertible senior notes on March 15, 2016 at a repurchase price equal to 100% of the principal amount of the convertible senior notes to be repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date. In addition, if we undergo a fundamental change, as defined in the offering memorandum, convertible senior note holders may, subject to certain conditions, require us to repurchase all or any portion of their convertible senior notes for cash at a price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, the fundamental change repurchase date. The convertible senior notes constitute our senior unsecured obligations, rank senior in right of payment to our existing and future indebtedness that is expressly subordinated in right of payment to the notes, rank equal in right of payment to our existing and future unsecured indebtedness that is not so subordinated, and are effectively junior to any of our secured indebtedness to the extent of the value of the assets securing such indebtedness and structurally junior to all existing and future indebtedness and other obligations (including trade payables and lease obligations) incurred by our subsidiaries. The convertible senior notes and our ADSs issuable upon conversion of the notes, and the shares represented thereby, were issued to qualified institutional buyers pursuant to Rule 144A under the Securities Act. We do not intend to file a shelf registration statement covering the resale of the convertible senior notes or ADSs issuable upon conversion of the convertible senior notes or the shares represented thereby. During 2011, we repurchased $88.4 million aggregate principal amount of our convertible senior notes using $57.1 million in cash. As of December 31, 2011, the carrying value of our convertible senior notes was $111.6 million.

In connection with the pricing of the notes, we entered into a capped call transaction and an additional capped call transaction, which covers, subject to customary anti-dilution adjustments, the number of ADSs underlying the option notes, with the hedge counterparty. The capped call transaction is expected generally to reduce potential dilution to the shares and ADSs upon conversion of the convertible senior notes. The cap price under the additional capped call transaction was subject to customary anti-dilution adjustments. The capped call transaction is a separate transaction entered into by us with the hedge counterparty and is not part of the terms of the notes and will not change the holders’ rights under the notes. Holders of the convertible senior notes will not have any rights with respect to the capped call transaction.

Cash Flows and Working Capital

We have significant working capital commitments because many of our suppliers of silicon raw materials require us to make prepayments in advance of shipment. Due to the volatility of the price of polysilicon, working capital and access to financing to allow for the purchase of silicon raw materials are critical to growing our business. Our short-term borrowings have increased primarily as a result of our need to fund our expanded working capital, including advances to suppliers and increases in our inventory. Our advances to suppliers increased from $20.2 million as of December 31, 2009 to $40.1 million as of December 31, 2010 due to the growth of our business, and decreased to $33.8 million as of December 31, 2011 due to changes in the market for raw materials and changes in contract terms in the industry. In 2012, we plan to manage optimal levels of inventory in order to preserve cash, manage our debt levels and meet our working capital requirements. Under the current market conditions, we do not require collateral or other security against our advances to suppliers. As the result, our claims for such prepayments are unsecured, which exposes us to the suppliers’ credit risk. We perform ongoing credit evaluations of the financial condition of its suppliers.

Our accounts receivable decreased from $108.0 million as of December 31, 2009 to $81.5 million as of December 31, 2010 and increased to $129.6 million as of December 31, 2011. The increase in our accounts receivable as of December 31, 2011 compared to December 31, 2010 was primarily due to longer credit terms granted to customers under the current market conditions. The decrease in our accounts receivable as of December 31, 2010 compared to December 31, 2009 was primarily due to the recovery in demand for solar power products, which decreased the need to provide longer credit terms to our customers and increased the number of sales transactions for which we received cash before delivery of products, which are recorded as advances from customers. For customers to whom credit terms are extended, we assess a number of factors to determine whether collection from them is reasonably assured, including past transaction history with them and their credit-worthiness.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2009	2010	2011
	(in thousands)
Net cash (used in) provided by operating activities	$(53,677)	$403,170	$(22,058)
Net cash used in investing activities	(257,669)	(151,271)	(177,467)
Net cash provided by (used in) financing activities	305,753	(72,813)	273,914
Net increase (decrease) in cash and cash equivalents	(5,526)	183,894	88,337
Cash and cash equivalents at the beginning of the year	112,334	106,808	290,702
Cash and cash equivalents at the end of the year	$106,808	$290,702	$379,039

Operating activities

Net cash used in operating activities in 2011 was $22.1 million, primarily due to (i) an increase in accounts receivables of $79.5 million due to longer credit terms being granted to customers in light of market condition in 2011, which is characterized by the oversupply of solar power products, (ii) an increase in inventories of $24.3 million as our business and capacity expanded, and (iii) a decrease in advances from customers of $27.0 million as we delivered finished goods to our customers and ceased to request prepayments from our customers in 2011 in order to promote sales, partially offset by an inventory write-down of $49.0 million and higher depreciation in 2011 as our silicon wafer manufacturing capacity expanded.

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

Investing activities

Net cash used in investing activities in 2011 was $177.5 million, primarily due to property, plant and equipment expenditures comprising mainly of the upgrade and expansion of our wafer manufacturing facilities, development of phase II of our polysilicon production facility in Meishan, Sichuan Province, our new diamond steel wire production facility in Zhejiang Province and our 20MW power plant project in Qinghai Province.

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

Financing activities

Net cash provided by financing activities was $273.9 million in 2011, primarily due to (i) proceeds from bank borrowings of $898.8 million, (ii) proceeds from the issuance of convertible senior notes due 2018 of $200.0 million, partially offset by the repayment of bank borrowings of $735.2 million.

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

Additionally, we have $286 million and $343.2 million of cash and cash equivalent held by our PRC subsidiaries as of December 31, 2010 and 2011, respectively. If we need to repatriate such amounts to fund our operations or meet our debt obligations, a significant tax liability may result.

As of December 31, 2010 and 2011, our current liabilities exceeded our current assets by $80.2 million and $156.5 million, respectively. In addition, we experienced negative cash flows from operations during the year ended December 31, 2011.

We took, or are taking, the following measures to overcome liquidity difficulties: (i) closely monitoring and managing our working capital, which may involve seeking extended payment terms from our suppliers, strengthening the accounts receivable collection, implementing more stringent inventory management procedures and will consider liquidation of accounts receivable by discounting banknotes with the relevant financial institutions, as  needed, to ensure the sufficient cash flows from operations are obtained to meet our liquidity requirements; and (ii) obtaining additional debt facilities in order to fund working capital needs, as necessary.  Subsequent to December 31, 2011, we have obtained new financings totaling $208.1 million, which are comprised of $71.5 million in new credit facilities and $136.6 million in short-term borrowings, for our working capital needs. Such facilities and short-term borrowings have credit terms of 12 months.

We believe that our current cash and cash equivalents, anticipated cash flows from our operations and bank borrowings will be sufficient to meet our anticipated cash needs in 2012 based on current capital expenditure and operation plans. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we have decided or may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities or borrow from lending institutions.

Restrictions on cash dividends

For a discussion on the ability of our subsidiaries to transfer funds to our company and the impact this has on our ability to meet our cash obligations, see “Item 3. Key Information—D. Risk Factors—Risks Related To Doing Business In China—Our ability to make distributions and other payments to our shareholders depends to a significant extent upon the distribution of earnings and other payment made by Zhejiang Yuhui,” “Item 3. Key Information—D. Risk Factors—Risks Related To Doing Business In China—Under the Enterprise Income Tax Law, dividends payable by us and gains on the disposition of our shares or ADSs could be subject to PRC taxation,” and “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation of Foreign Currency Exchange and Dividend Distribution.”

Capital Expenditures

We had capital expenditures of $225.8 million, $144.5 million and $152.7 million in 2009, 2010 and 2011, respectively. We had outstanding advances for purchases of property, plant and equipment of $20.8 million, $26.9 million and $25.9 million as of December 31, 2009, 2010 and 2011, respectively. As of December 31, 2009, 2010 and 2011, commitments outstanding for purchases of property, plant and equipment were $77.5 million, $51.2 million and $139.0 million, respectively. Our capital expenditures were used primarily to build our polysilicon manufacturing plant in Meishan, Sichuan Province, wafer and ingot manufacturing facilities in Jiashan, Zhejiang Province, and cell and module manufacturing plant in Yixing, Jiangsu Province, to build our 20MW power plant project in Qinghai Province, and to purchase production equipment and to acquire land-use rights for each of the plants.

As of December 31, 2011, we had an annual wafer manufacturing capacity of approximately 2,000 MW, consisting of monocrystalline wafer manufacturing capacity of approximately 400 MW and multicrystalline wafer manufacturing capacity of approximately 1,600 MW. We plan to maintain this annual wafer manufacturing capacity in 2012. Our manufacturing capacities for 2012 are calculated using the adjusted methodology, effective January 1, 2011, which is based on an efficiency rate of 18.2% for monocrystalline wafers and 16.8% for multicrystalline wafers.

Recent Accounting Pronouncements

In April 2011, the Financial Accounting Standards Board, or FASB issued Accounting Standards Update ("ASU") 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS. This ASU amends current fair value measurement and disclosure guidance to include increased transparency around valuation input and investment categorization. ASU 2011-04 is effective for fiscal years and interim periods beginning after December 15, 2011, with early adoption prohibited. We do not believe that the adoption of ASU 2011-04 in 2012 will have an impact on its consolidated financial statements.

In June 2011, the FASB issued ASU 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income . ASU 2011-05 allows an entity to present components of net income and other comprehensive income in one continuous statement, referred to as the statement of comprehensive income, or in two separate, but consecutive statements. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. While the new guidance changes the presentation of comprehensive income, there are no changes to the components that are recognized in net income or other comprehensive income under current accounting guidance. This guidance, which is to be applied retrospectively, is effective for fiscal years and interim periods within those years, beginning after December 15, 2011. In December 2011, the FASB issued ASU 2011-12, Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05. ASU 2011-12 deferred the effective date of the specific requirement in ASU 2011-05 to present items that are reclassified out of accumulated other comprehensive income to net income alongside their respective components of net income and other comprehensive income. We are evaluating the effect the adoption of these ASUs will have on its consolidated financial statements.

In September 2011, the FASB issued ASU 2011-08, Intangibles - Goodwill and Other (Topic 350): Testing Goodwill for Impairment. ASU 2011-08 permits an entity to make a qualitative assessment of whether it is more-likely-than-not that a reporting unit's fair value is less than its carrying value to determine whether it is necessary to perform the two-step goodwill impairment test. If it is determined through the qualitative assessment that a reporting unit’s fair value is more-likely-than-not greater than its carrying value, the two-step impairment tests are not required. The qualitative assessment is optional, allowing entities to go directly to the two-step impairment test. ASU 2011-08 is effective for annual and interim goodwill impairment tests performed in fiscal years beginning after December 15, 2011, with early adoption permitted. We do not believe that the adoption of ASU 2011-08 will have an impact on its consolidated financial statements.

In December 2011, the FASB issued ASU 2011-11, Balance Sheet (Topic 210), Disclosures about Offsetting Assets and Liabilities, which requires companies to disclose information about financial instruments that have been offset and related arrangements to enable users of their financial statements to understand the effect of those arrangements on their financial position. Companies will be required to provide both net (offset amounts) and gross information in the notes to the financial statements for relevant assets and liabilities that are offset. ASU 2011-11 is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013. We will evaluate the effect of the adoption of ASU 2011-11 on its consolidated financial statements in 2013.

C.	Research and Development, Patents and Licenses, Etc.

Research and Development

We focus our research and development efforts on improving our manufacturing efficiency and the quality of our products. As of December 31, 2011, our research and development team consisted of 166 experienced researchers and engineers. In addition, some of our manufacturing employees regularly participate in our research and development programs. A part of our research and development is conducted at our solar power technology development center, which is outfitted with advanced equipment for the research of solar power.

We have developed a variety of proprietary methods for producing ingots and wafers, including a special chemical doping formula for wafers to produce high-efficiency, low-degradation solar cells, a new casting process for multicrystalline solar wafers to increase solar cell conversion efficiency, and a customized monocrystalline hot-zone using simulation technology to reduce oxygen content and power consumption for high efficiency and low degradation. We have also developed our own in-house diamond steel wires, which can improve solar wafer manufacturing processes through the use of resin-plated diamond steel wires. We are also in the process of developing our own in-house carbon composite manufacturing capabilities. Other notable improvements include our increase in the utilization of recycled slurry and our use of unique bi-directional cutting technology to reduce steel wire consumption. These and other innovations enable us to increase the yield of our ingots, reduce our electricity costs and enhance the utilization rate of our furnaces and consumables, such as graphite, carbon fiber, steel wire and slurry.

In January 2011, we announced the development of the Virtus Wafer, a new multicrystalline wafer that improves solar cell efficiency. The Virtus Wafer, which has been endorsed by several leading global solar cell manufacturers, achieves an average cell conversion efficiency rate of 17.5%, more than 1% higher than the industry-standard cell conversion efficiency rate for cells using multicrystalline wafers. We started the production of the Virtus Wafer in the first half of 2011 and substantially converted all our multicrystalline wafer capacity to manufacturing Virtus Wafers. We plan on extending our capabilities in producting the Virtus wafers into Virtus modules.

We plan to continue to devote substantial resources to research and development in order to further improve our manufacturing processes, reduce manufacturing costs and increase product performance. We plan to focus our research and development in the following areas:

•	Solar wafer manufacturing. We will continue to reduce the cost of manufacturing solar wafers by, among other improvements, speeding up the ingot-pulling speed, optimizing our manufacturing equipment and process routine, upgrading from manual programs to semi-automatic or automatic programs, increasing the purity of the ingots we produce, slicing thinner wafers, reducing wafer breakage rates, and enhancing the processes to reduce quality control cost.

•	Polysilicon production. We are seeking to continue to fine-tune the closed-loop modified Siemens process system at our phase I Meishan polysilicon manufacturing facility to reduce production costs. We are attempting to further reduce production costs by shortening the overall processing time, revising the TCS production process, and improving the recycling conversion ratio for converting by-products into TCS. In addition, we will seek to improve our phase II Meishan polysilicon facility once it is operational.

•	Solar cell manufacturing. We will continue to develop technologies to manufacture high-conversion efficiency solar cells with improved performance. As of December 31, 2011, we were able to achieve conversion efficiency rates of 18.2% for monocrystalline cells and 16.8% for multicrystalline cells manufactured using our solar wafers.

•	Solar module manufacturing. We will continue to improve the process of module manufacturing by shortening the lamination time to reduce time and power consumption. We will also improve the structure of the module frame to reduce the adhesive sealant on the front side of the module and reduce the time for cleaning the module. We will consider using tempered glass with anti-reflecting film on the module to increase the module efficiency.

We have spent considerable resources on improving our equipment by collaborating with a domestic equipment maker in China for the first time to develop a customized multicrystalline furnace.

In each of the three years ended December 31, 2009, 2010 and 2011, our research and development expenses were approximately $14.5 million, $36.3 million and $47.1 million, respectively.

Intellectual Property

As of December 31, 2011, we had 72 patents and 131 pending patent applications in China. These patents and patent applications relate to the technologies utilized in our manufacturing processes. We intend to continue to assess appropriate opportunities for patent protection of critical aspects of our technologies. Our patents and our pending patent applications relate to improvements of the recycling, sorting and purification of silicon raw materials, ingot casting and wafer slicing processes.

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2011 to December 31, 2011 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial conditions.

E.	Off-balance Sheet Arrangements

As of December 31, 2011, we did not have any off-balance sheet arrangements that had or were reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2011:

	Payments Due by Period
		Less than
Contractual Obligations	Total	1 year	1-3 years	3-5 years
	(in thousands)
Long-term borrowings(1)	262,600	104,670	130,236	27,964
Purchase obligations for equipment and others(2)	138,689	138,393	296	—
Purchase obligations for raw materials(3)	216,231	119,073	97,158	—
Convertible senior notes	126,388	4,604	9,209	112,575
Total	743,908	366,740	236,899	140,269

(1)	Include estimated interest payable under contract terms.

(2)	Includes commitments to purchase production equipment and payment obligations under construction contracts.

(3)	Includes committees to purchase silicon raw materials under certain long-term supply agreements with overseas suppliers in 2010.

For information relating to our long-term loans, including their maturity profiles and provisions that accelerate repayment obligations, see “—B. Liquidity and Capital Resources.”

In addition, we are required to purchase 4,200 metric tons of polysilicon with deliveries from 2012 to 2015 according to our long-term polysilicon purchasing agreements with certain polysilicon suppliers. The purchase price is subject to adjustment to reflect the prevailing market price at the transactions date. Based on the polysilicon market price as of December 31, 2011, the estimate purchase commitment is $117.8 million.

G.	Safe Harbor

We make “forward-looking statements” throughout this annual report, such as our expected manufacturing capacity in 2012 and our estimated average selling prices of our wafer products in 2012. Whenever you read a statement that is not simply a statement of historical fact (such as when we describe what we “believe,” “expect” or “anticipate” will occur, what “will” or “could” happen, and other similar statements), you must remember that our expectations may not be correct, even though we believe that they are reasonable. We do not guarantee that the transactions and events described in this annual report will happen as described or that they will happen at all. You should read this annual report completely and with the understanding that actual future results may be materially different from what we expect. The forward-looking statements made in this annual report relate only to events as of the date on which the statements are made. We undertake no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though our situation will change in the future.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Martin Bloom	60	Chairman, Independent Director
Xianshou Li	43	Director and Chief Executive Officer
Yuncai Wu	44	Director
Jing Wang	64	Independent Director
Tan Wee Seng	56	Independent Director
Charles Xiaoshu Bai	50	Chief Strategy Officer
Henry Wang	38	Chief Financial Officer
Xiaoliang Liang	39	President of the China region
Stephen Huang	45	President of the Asia-Pacific region
Jijun Shi	50	President of the European region
Kevin Chen	38	President of the America region
Zhidong Zheng	44	Senior Vice President
Tim Jia	47	Vice President
Robin Liu	40	Vice President
John Ding	40	Vice President
Tony (Anthony) Hung	36	Vice President
Charles Ding	44	Vice President

Directors

Mr. Martin Bloom has been our independent director since July 2006 and has served as our chairman of the board since September 2006. Mr. Bloom is currently the managing director of Emblem Ventures, an investment company established in 1956 where he has been a director since 1976. Mr. Bloom also served as a co-chairman of the China UK Venture Capital Joint Working Group from January 2005. Mr. Bloom was a former corporate strategist at Unilever and has over 35 years experience in strategic partnering, technology commercialization and business strategy. From 1996 to 1997, he worked for Coopers & Lybrand (now PwC) as project manager of the International Business and Industrial Secondments (IBIS) Scheme, a technology transfer scheme between the United Kingdom and Japan on behalf of the United Kingdom’s Department of Trade & Industry. Mr. Bloom has a bachelor’s degree with honors in economics from the University of Southampton and a master’s degree in history of science jointly from Imperial College and University College, London. Mr. Bloom is a member of the audit committee, compensation committee and corporate governance and nominating committee of our board of directors.

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

Mr. Tan Wee Seng has been our independent director since April 2009. Mr. Tan has over 30 years of financial, operation and business management experience and has also held various senior management positions in a number of multi-national corporations. Mr. Tan is an independent director of 7 Days Group Holdings Limited, a company listed on the NYSE. Mr. Tan is also a non-executive director of Sa Sa International Holdings Limited, Xtep International Holdings Limited and an independent non-executive officer of Biostime International Holdings Ltd, all listed on the Main Board of the Hong Kong Stock Exchange. From 2003 to 2008, Mr. Tan served in various executive roles, including as executive director, chief financial officer and company secretary for Li Ning Company Limited, a company listed on the Main Board of the Hong Kong Stock Exchange. From 1999 to 2002, Mr. Tan was the senior vice president of Reuters for the China, Mongolia and North Korea regions, and the chief representative of Reuters in China. Prior to that, he served as the managing director of a Reuters subsidiary, AFE Computer Services Limited in Hong Kong, as director of Infocast Pty Limited, a Reuters subsidiary in Australia, and as the regional finance manager of Reuters East Asia. Mr. Tan is a fellow member of the Chartered Institute of Management Accountants in the United Kingdom and a fellow member of the Hong Kong Institute of Directors. Mr. Tan is a member of the audit committee and corporate governance and nominating committee of our board of directors.

Executive Officers

Mr. Charles Xiaoshu Bai has been our chief strategy officer since April 2010. He served as our chief financial officer from May 2006 to March 2010. Prior to joining us, Mr. Bai worked for over 16 years with investment banks and multinational companies. From 2003 to 2005, he worked as the chief financial officer of Fenet Software. From 2001 to 2002, he worked as a vice president of Tractebel Asia Co., Ltd., an energy company based in Thailand. From 1997 to 2001, Mr. Bai worked as a finance director of Ogden Energy Asia Pacific Co., Ltd., an energy company based in Hong Kong. At Tractebel and Ogden, Mr. Bai successfully completed a number of cross border mergers and acquisitions and project finance transactions. He was an associate director of Deutsche Bank in Hong Kong from 1995 to 1997 specializing in project and export finance. Mr. Bai received his bachelor’s degree in economics from China Southwestern University of Finance and Economics in 1983 and his MBA degree from International Institute for Management Development in Switzerland in 1989.

Mr. Henry Wang has been our chief financial officer since July 2011. Mr. Wang first joined us in January 2010 and served as our vice president of finance from April 2010 to June 2011. He has over 19 years of experience in financial services with extensive experience in accounting and mergers and acquisitions, of which 16 years were served for the public trade US companies. Mr. Wang has rich experience over financial accounting, reporting and internal control. Prior to his appointment as our chief financial officer, Mr. Wang was responsible for and has continued to be responsible for corporate financial and accounting, internal control, cost control and cash flow management initiatives. Prior to joining us, Mr. Wang served as a vice president of finance for YRC Worldwide Inc’s China ground transportation business unit from 2008 to 2010 and a financial controller for the China branch of Expeditors International Incorporation from 2004 to 2008. Mr. Wang also worked in various roles in the manufacturing industry for 11 years in both multinational and domestic companies. Mr. Wang holds CPA and CIA certifications and received his bachelor’s degree in law from Shanghai Jiaotong University and MBA from The Open University of Hong Kong.

Mr. Xiaoliang Liang has been our president of the China region since March 2012. Mr. Liang has a diverse business development and engineering background with over seven years developing renewable energy and electric power. Prior to joining us, he was the director of project development at AES China, where he led its wind power project development business and worked on hydro and thermal power project developments in China, from 2010 to 2011. From 2006 to 2010, he served as a business director at Gamesa Energy, where he led a team in developing more than 2 GW of wind farms in northern and eastern China. Mr. Liang also worked as an engineer at China International Water and Electric Corporation from 2003 to 2006. He received his master’s degree from North China University of Water Resources and Electric Power in 1998 and a bachelor’s degree from Tsinghua University in 1995.

Mr. Stephen Huang has been our president of the Asia-Pacific region since January 2012. Mr. Huang served as our vice president of wafer sales from April 2010 to December 2011. Prior to joining us, he worked in Topco Scientific Co., Ltd. as a vice president of business group from 2001 to 2009 and various sales and managerial positions from 1994 to 2000. Mr. Huang has over 18 years of managerial and sales experience, including 15 years in the solar industry. Mr. Huang received his bachelor’s degree in Agricultural Economics from Taiwan University in 1989.

Mr. Jijun Shi has been our president of the European region since January 2012. Mr. Shi has more than 25 years of managerial experience in Europe including over 5 years of experience in the solar industry. Prior to joining us, Mr. Shi worked as the China manager at PAIRAN elektronik GmbH from 2008 to 2009. From 1998 to 2008, he worked as the manager of China at Hasbach Prüfanlagentechnik GmbH. Mr. Shi received his bachelor’s degree in German from Guangzhou Foreign Language Institute in 1983, his master’s degree in German from Shanghai Tongji University in 1986 and another master’s degree from Johann Wolfgang von Goethe University in 1998.

Mr. Kevin Chen has been our president of the America region since February 2012. From 2010 to 2012, he was the director of project development in Trina Solar, where he was leading the solar power plant development business in America. From 2005 to 2010, he was developing the solar PV program for Southern California Edison, where he was a project manager of business planning and development. In addition to solar, he had developed a variety of business opportunities with different energy resources for Southern California Edison. From 2000 to 2005, Mr. Chen worked at GE Energy, where he delivered several large-scale projects to international utilities in electrical transmission and distribution systems, as well as completed product development for electrical system. Mr. Chen received his MBA from University of California at Los Angeles in 2009, his master’s degree in electric power from Iowa State University in 2000 and his bachelor’s degree in Southeast University in 1996.

Mr. Zhidong Zheng has been our senior vice president since January 2012. Mr. Zheng served as our vice president of wafer technology from May 2010 to December 2011 and our research and development director of wafer technology from February 2009 to May 2010. Mr. Zheng has over twenty years of research and engineering experience with extensive knowledge in optical and PV processes and operations. Prior to joining us, from 2005 to 2009, Mr. Zheng served as vice president of technology and operations for Jinggong Shaoxin Solar Energy where he contributed to the manufacturing of the first Chinese-made multicrystalline furnace. Mr. Zheng also worked as department manager in II-VI Optics (Singapore) Pte Ltd from 2003 to 2005, as senior engineer in Thales Optronic (Sinagpore) Pte Ltd from 2000 to 2003, and as an optical crystal engineer and department manager for a variety of companies in Singapore as well as Zhejiang University from 1989 to 2000. Mr. Zheng received his master degree from Zhejiang University in 2011 and his bachelor’s degree in Optics Engineering from Zhejiang University in 1989.

Mr. Tim Jia serves as our vice president of human resources since April 2010. Before joining ReneSola, Mr. Jia served as director of Ingersoll Rand Engineering and Technology Center’s human resources and engineering administration department in Shanghai, China from 2003 to 2010. He has approximately 20 years of managerial experience with more than a decade of experience in human resources. Prior to Ingersoll Rand, Mr. Jia worked at Shuangliang Group and Shuangliang Trane Joint Venture for 18 years, where he served in several managerial positions including the director of human resources. Mr. Jia is currently a Ph.D. candidate in law at the China University of Political Science and Law. He received his MBA from the Open University of Hong Kong in 2000 and his undergraduate degrees in computer engineering from Nanjing University in 1991 and in machinery engineering from Wuxi Mechanical Technology College in 1986.

Mr. Robin Liu has been our vice president of wafer manufacturing since November 2010. Mr. Liu previously served as our vice general manager and director of our silicon wafer division. Mr. Liu has over 14 years of experience in engineering and operations management. Prior to joining us, he served as a senior manufacturing manager at Kemet (Suzhou) Co., Ltd. from 2008 to 2009, as an industrial operations manager at Schneider (Suzhou) Transformers Co., Ltd. from 2006 to 2008, as a manufacturing center manager and head of production and engineering at Royal Philips Electronic Sound Solutions Beijing from 2000 to 2006, and as an engineer with The Waterborne Transportation Institute of The Ministry of Communications from 1996 to 2000. Mr. Liu received a degree in mechanical engineering from Shanghai Tongji University in 1996.

Mr. John Ding has been our vice president of internal control and audit since March 2011. Mr. Ding had previously served as our director of internal control and audit from 2009 to 2011. With nearly 20 years of work experience in finance, including more than ten years of management experience and over five years of internal control and audit experience, Mr. Ding has comprehensive knowledge of accounting, tax policies, credit control and physical asset management. Before joining ReneSola, Mr. Ding served as the director of internal audit and SOX compliance for The9 Limited from 2008 to 2009 and held positions as financial manager at Dell (China) Co., Ltd. from 2001 to 2008. Mr. Ding received a bachelor’s degree in international economics and trade from Fudan University, as well as a master’s degree in professional accounting from Xiamen University. He holds CIA and CCSA certificates.

Mr. Tony (Anthony) Hung has been our vice president of investors’ relationship since May 2011. Mr. Hung has approximately 10 years of experience in the financial industry or corporate finance with extensive investment banking and capital markets experience in both United States and China. Prior to joining us, Mr. Hung served as associate at Deutsche Bank in Hong Kong where he was involved in a number of capital market transactions, including our various capital markets transactions, from 2005 to 2009. Prior to Deutsche Bank, Mr. Hung worked as an associate at Bastion Capital Corporation, LLC, in Los Angeles, California from 2000 to 2002 and as an analyst in Bear, Stearns & Co. Inc.’s Investment Banking Technology Group from 1997 to 1999. He has also served as chief financial officer for Nasdaq-listed Wowjoint Holdings Limited from 2010 to 2011 and co-founded his own company Ave3D Inc. since 1999. Mr. Hung received his bachelor’s degree from New York University in 1997 and an MBA from the University of California at Berkeley in 2005.

Mr. Charles Ding has been our vice president of global sourcing since August 2011. Mr. Ding has over 22 years of engineering and executive experience with extensive aerospace and automotive experience in both the United States and China. Prior to joining us, Mr. Ding served as a senior global sourcing manager in ArvinMeritor Corporation in United States from 2007 to 2010, global sourcing manager in GDX Automotive, Corporation in United States from 2006 to 2007, global sourcing manager in Johnson Controls Inc. in United States from 2000 to 2006, and an engineer in Parker Hannifin Corporation in the United States from 1997 to 2000. Mr. Ding received a bachelor′s degree in mechanical engineering from the Harbin Institute of Technology in 1989 and a master’s degree in mechanical engineering from the University of Toledo in 1997.

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

B.	Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2011, an aggregate of approximately $1.7 million in cash was paid to our senior executive officers and directors.

Share Incentive Plan

Our board of directors adopted our 2007 share incentive plan in September 2007, which was amended in January 2009 and further amended in August 2010, to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentive to employees, directors and consultants and promote the success of our business. We have reserved 12,500,000 shares for issuance under our 2007 share incentive plan. The following paragraphs describe the principal terms of our 2007 share incentive plan.

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

Share Options

As of the date of this annual report, our board of directors has granted certain of our directors, officers and employees options for 7,294,600 shares in our company, excluding options forfeited pursuant to the terms of our 2007 share incentive plan and the exercised options. The following paragraphs describe the principal terms of our options.

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

The following table summarizes, as of the date of this annual report, the outstanding options, excluding options forfeited pursuant to the terms of our 2007 share incentive plan and the options that were exercised prior to the date of this annual report, that we granted to our directors and officers and to other individuals as a group under our share incentive plan.

Name	Shares Underlying Outstanding Options	Exercise Price ($/Share)	Grant Date	Expiration Date
Martin Bloom	—	—	—	—
Xianshou Li	580,000	$3.185	June 21, 2010	June 21, 2016
	670,000	$3.765	August 24, 2010	August 24, 2016
Yuncai Wu	—	—	—	—
Jing Wang	—	—	—	—
Tan Wee Seng	—	—	—	—
Charles Xiaoshu Bai	670,000	$2.565	October 9, 2007	October 9, 2013
Henry Wang	250,000	$2.530	March 15, 2010	March 15, 2016
	500,000	$2.305	June 20, 2011	June 20, 2017
Xiaoliang Liang	—	—	—	—
Stephen Huang	250,000	$2.510	December 21, 2009	December 21, 2015
Jijun Shi	—	—	—	—
Kevin Chen	—	—	—	—
Zhidong Zheng	50,000	$2.565	June 23, 2009	June 23, 2015
	200,000	$3.185	June 21, 2010	June 21, 2016
	250,000	$0.740	December 21, 2011	December 21, 2017
Tim Jia	250,000	$3.185	June 21, 2010	June 21, 2006
Robin Liu	100,000	$2.945	September 21, 2009	September 21, 2015
	150,000	$4.145	December 20, 2010	December 20, 2016
John Ding	75,000	$2.510	December 21, 2009	December 21, 2015
	175,000	$4.540	March 21, 2011	March 21, 2017
Tony (Anthony) Hung	250,000	$1.320	September 19, 2011	September 19, 2017
Charles Ding	250,000	$0.740	December 19, 2011	December 19, 2017
Directors and executive officers as a group	4,670,000	—	—	—
Other individuals as a group	1,121,600	$2.565	October 9, 2007	October 9, 2013
	100,000	$2.565	November 30, 2007	November 30, 2013
	30,000	$1.850	May 22, 2009	May 22, 2015
	79,000	$2.565	June 23, 2009	June 23, 2015
	46,000	$2.945	September 21, 2009	September 21, 2015
	287,000	$2.510	December 21, 2009	December 21, 2015
	285,000	$2.530	March 15, 2010	March 15, 2016
	266,000	$3.185	June 21, 2010	June 21, 2016
	310,000	$5.435	September 20, 2010	September 20, 2016
	75,000	$4.145	December 20, 2010	December 20, 2016
	25,000	$4.540	March 21, 2011	March 21, 2017

C.	Board Practices

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

Terms of Directors and Officers

Our officers are appointed by and serve at the discretion of the board of directors. At each annual general meeting, one-third of our directors then existing, or if their number is not a multiple of three, then the number nearest to and not exceeding one-third, will be subject to re-election. The directors to retire by rotation shall be those who are longest in office since their election, or by lot should they be of the same seniority. On the assumption that no other director wishes to retire from office at the annual general meetings, Mr. Tan Wee Seng will be subject to re-election at the 2012 annual general meeting; Mr. Yuncai Wu will be subject to re-election at 2013 annual general meeting; and Mr. Jing Wang will be subject to re-election at 2014 annual general meeting. We have not entered into any service contracts with the directors providing them with severance benefits upon termination of their terms with us.

D.	Employees

We had 5,074 and 7,869 full-time employees as of December 31, 2009 and 2010, respectively. As of December 31, 2011, we had 7,595 full-time employees, including 5,833 in manufacturing, 169 in equipment maintenance, 604 in quality assurance, 67 in purchasing, 166 in research and development, 55 in sales and marketing, and 701 in general and administrative. Substantially all of these employees are located in China with a small portion of employees based in Singapore, United States and Europe. We consider our relations with our employees to be good.

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

	Shares Beneficially Owned
	Number	%(1)
Directors and Executive Officers:
Martin Bloom	—	—
Xianshou Li(2)	41,244,019	23.8%
Yuncai Wu(3)	10,504,970	6.1%
Jing Wang	—	—
Tan Wee Seng	—	—
Charles Xiaoshu Bai(4)	918,333	0.5%
Henry Wang(5)	200,000	0.1%
Xiaoliang Liang	—	—
Stephen Huang(6)	100,000	0.1%
Jijun Shi	—	—
Kevin Chen	—	—
Zhidong Zheng(7)	110,000	0.1%
Tim Jia(8)	100,000	0.1%
Robin Liu(9)	70,000	—
John Ding(10)	65,000	—
Tony (Anthony) Hung	—	—
Charles Ding	—	—
All Directors and Executive Officers as a Group	53,312,322	30.6%

Principal Shareholders:
Champion Era Enterprises Limited(11)	23,266,229	13.5%
Assets Train Limited(12)	13,053,614	7.6%

(1)	Percentage of beneficial ownership of each listed person is based on 172,613,664 shares outstanding as of the date of this annual report, as well as the shares that such person has the right to acquire by option or other agreement within 60 days after the date of this annual report.

(2)	Consists of 23,266,229 shares held by Champion Era Enterprises Limited, or Champion, 13,053,614 shares held by Assets Train Limited, or Assets, 1,135,096 shares held by Dynasty Time Limited, or Dynasty, 3,343,080 shares held by Cleveland Ventures Ltd., or Cleveland, 366,000 shares issuable upon exercise of options held by Mr. Li, within 60 days after the date of this annual report and 80,000 shares issuable upon exercise of options held by Ms. Xiahe Lian, the wife of Mr. Li, within 60 days after the date of this annual report. Descriptions of Mr. Li’s relationship with Champion and Assets are set forth in the notes (11) and (12) below and Mr. Li’s relationship with Dynasty and Cleveland are set forth as follows: Dynasty beneficially holds 5,955,871 of our shares. Dynasty is a company incorporated in the British Virgin Islands and its sole shareholder is Direct Manage Holdings Limited. Direct Manage Holdings Limited is a company incorporated in the British Virgin Islands and wholly owned by the DXJ Family Trust, of which Mr. Xiangjun Dong is the settlor and to which Mr. Dong has administration, voting and management power. The trustee of the DXJ Family Trust is HSBC International Trustee Limited. Dynasty has entered into an irrevocable voting agreement with Mr. Li and Mr. Wu with respect to our shares held by Dynasty. Cleveland beneficially holds 3,343,080 of our shares. Cleveland is indirectly wholly-owned by the Xian Shou Trust of which Mr. Li is the settlor. The trustee of the Xian Shou Trust is Merrill Lynch Bank & Trust Co (Cayman) Ltd. Pursuant to a trust deed made between Mr. Li and Merrill Lynch Bank & Trust Co (Cayman) Ltd., Mr. Li holds all voting and investment powers of Cleveland and its assets. Pursuant to Section 13(d) of the Exchange Act, Mr. Li may be deemed to beneficially own all of the shares held by Cleveland and Merrill Lynch Bank & Trust Co (Cayman) Ltd. should not be deemed a beneficial owner of the shares in Renesola Ltd held by Cleveland. Mr. Li holds sole voting power of 23,266,229 shares held by Champion and 3,343,080 shares held by Cleveland pursuant to a trust deed. Mr. Li also holds shared voting power of 13,053,614 shares held by Assets and 1,135,096 shares held by Dynasty pursuant to an irrevocable voting agreement. Mr. Li’s business address is Chengzhong Road, Zhuguang Town, Yuhuan County, Zhejiang Province, PRC.

(3)	Consists of 5,684,195 shares held by Buoyant Wise Limited, or Buoyant, and 4,820,775 shares held by Dynasty. Descriptions of Mr. Wu’s relationship with Buoyant and Dynasty are as follows: Buoyant beneficially holds 5,684,195 of our shares. Buoyant is a company incorporated in the British Virgin Islands and its sole shareholder is Brilliant Chariot Limited. Brilliant Chariot Limited is a company incorporated in the British Virgin Islands and wholly owned by the WYC Family Trust, of which Mr. Wu is the settlor and to which Mr. Wu has all administration, voting and management power. The trustee of the WYC Family Trust is HSBC International Trustee Limited. Dynasty beneficially holds 5,955,871 of our shares. Dynasty is a company incorporated in the British Virgin Islands and its sole shareholder is Direct Manage Holdings Limited. Direct Manage Holdings Limited is a company incorporated in the British Virgin Islands and wholly owned by the DXJ Family Trust, of which Mr. Xiangjun Dong is the settlor and to which Mr. Dong has administration, voting and management power. The trustee of the DXJ Family Trust is HSBC International Trustee Limited. Dynasty has entered into an irrevocable voting agreement with Mr. Li and Mr. Wu with respect to our shares held by Dynasty. Mr. Wu holds sole voting power of 5,684,195 shares held by Buoyant and shared voting power of 4,820,775 shares held by Dynasty pursuant to an irrevocable voting agreement. Mr. Wu’s business address is Suite 201, No. 32, Xianqian Road, Cheng Guan Cheng District, Zhejiang Province, PRC.

(4)	Includes 498,333 shares held by Mr. Bai and 420,000 shares issuable upon exercise of options held by Mr. Bai within 60 days after the date of this annual report. Mr. Bai’s business address is No. 8 Baoqun Road, Yaozhuang Industrial Park, Jiashan County, Zhejiang Province, 314117, PRC.

(5)	Represents 200,000 shares issuable upon exercise of options held by Mr. Wang within 60 days after the date of this annual report. Mr. Wang’s business address is No. 8 Baoqun Road, Yaozhuang Industrial Park, Jiashan County, Zhejiang Province, 314117, PRC.

(6)	Represents 100,000 shares issuable upon exercise of options held by Mr. Huang within 60 days after the date of this annual report. Mr. Huang’s business address is No. 8 Baoqun Road, Yaozhuang Industrial Park, Jiashan County, Zhejiang Province, 314117, PRC.

(7)	Represents 110,000 shares issuable upon exercise of options held by Mr. Zheng within 60 days after the date of this annual report. Mr. Zheng’s business address is No. 8 Baoqun Road, Yaozhuang Industrial Park, Jiashan County, Zhejiang Province, 314117, PRC.

(8)	Represents 100,000 shares issuable upon exercise of options held by Mr. Jia within 60 days after the date of this annual report. Mr. Jia’s business address is No. 8 Baoqun Road, Yaozhuang Industrial Park, Jiashan County, Zhejiang Province, 314117, PRC.

(9)	Represents 70,000 shares issuable upon exercise of options held by Mr. Liu within 60 days after the date of this annual report. Mr. Liu’s business address is No. 8 Baoqun Road, Yaozhuang Industrial Park, Jiashan County, Zhejiang Province, 314117, PRC.

(10)	Represents 65,000 shares issuable upon exercise of options held by Mr. Ding within 60 days after the date of this annual report. Mr. Ding’s business address is No. 8 Baoqun Road, Yaozhuang Industrial Park, Jiashan County, Zhejiang Province, 314117, PRC.

(11)	Champion is a company incorporated in the British Virgin Islands and its sole shareholder is Chain Path Limited. Chain Path Limited is a company incorporated in the British Virgin Islands and wholly owned by the LXS Family Trust, of which Mr. Li is the settlor and to which Mr. Li has all administration, voting and management power. The trustee of the LXS Family Trust is HSBC International Trustee Limited. The address for Champion is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(12)	Assets is a company incorporated in the British Virgin Islands and its sole shareholder is Apex Level Limited. Apex Level Limited is a company incorporated in the British Virgin Islands and wholly owned by the LZM Family Trust, of which Mr. Zhengmin Lian is the settlor and to which Mr. Lian has administration, voting and management power. The trustee of the LZM Family Trust is HSBC International Trustee Limited. Assets has entered into an irrevocable voting agreement in respect to its entire holding of 13,053,614 shares with Mr. Li. The address for Assets is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. Mr. Lian’s business address is No. 8 Baoqun Road, Yaozhuang Industrial Park, Jiashan County, Zhejiang Province, 314117, China.

Our ADSs are traded on the NYSE and brokers or other nominees may hold ADSs in “street name” for customers who are the beneficial owners of the ADSs. As a result, we may not be aware of each person or group of affiliated persons who beneficially own more than 5.0% of our common stock.

As of the date of this annual report, 173,346,064 of our shares were issued, 172,613,664 of our shares were outstanding and 173,074,099 were held as ADSs by the depositary. As of the date of this annual report, we had no record shareholders in the United States.

None of our shareholders had different voting rights from other shareholders as of the date of this annual report. We are currently not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

As of December 31, 2009, 2010 and 2011, amounts due from related parties were approximately $0.4 million, $0.4 million and $6.2 million, respectively. The amounts due from related parties included amounts receivable from the sales of goods to Zhejiang Yuhuan Solar Energy Source Co., Ltd., or Zhejiang Yuhuan, a company controlled by Mr. Xianshou Li, our director and chief executive officer, Jinko Solar Co., Ltd., or Jinko, and its subsidiaries. Jinko is a company co-founded by, and whose directors include, the brothers of Xianshou Li.

As of December 31, 2009, 2010 and 2011, amounts due to related parties were approximately $0.02 million, $0.02 million and $4.9 million, respectively. The amounts due to related parties included accounts payable for the purchase of raw materials from Zhejiang Yaohui Photovoltaic Co. Ltd., or Zhejiang Yaohui, and Jinko and its subsidiaries. A director of our principal PRC subsidiary, Zhejiang Yuhui, is the general manager of Zhejiang Yaohui.

Zhejiang Yuhui has entered into certain short-term and long-term loans with domestic banks that have been guaranteed by Mr. Xianshou Li, our director and chief executive officer, or jointly with his wife, Ms. Xiahe Lian. As of December 31, 2011, we had an aggregate of $82.6 million of outstanding borrowings that were guaranteed, directly or indirectly, by Mr. Xianshou Li and Ms. Xiahe Lian, including a guarantee provided jointly by Mr. Xianshou Li and Ms. Xiahe Lian in January 2009 for up to RMB900 million ($143.0 million) for our borrowings from China Construction Bank, Meishan Branch from January 2009 to January 2014.

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

In June 2008, Zhejiang Yuhui lent RMB17 million to Zhejiang Yuhuan to repay its debts owed to Desheng Energy Co., Ltd. In August 2008, we received RMB14 million from Zhejiang Yuhuan. As of December 31, 2011, our outstanding loans to Zhejiang Yuhuan were RMB14 million ($2.2 million). We plan to offset such loans against the rents to be paid by us to Zhejiang Yuhuan.

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

Legal and Administrative Proceedings

We initiated arbitration proceedings against Linzhou Zhongsheng Steel and Linzhou Zhongsheng Semiconductor before CIETAC for the equity transfer dispute. CIETAC rendered its final award in September 2011, requiring Linzhou Zhongsheng Steel to pay us the remaining equity transfer consideration in the amount of RMB137,260,000. We have applied to the relevant court in China for enforcement of the arbitral award.

As of the date of this annual report, there were several pending disputes with some of our raw material suppliers, including Nature Power Co., Ltd., Nihon B.S.B and Silfine Co., Ltd., over prepayments for silicon raw materials. We have initiated arbitration proceedings against Silfine Co., Ltd. before the Hong Kong International Arbitration Center.

In addition, we are involved in several other legal proceedings. We have served demand letters to Helios Technology, one of our solar wafer customers, in connection with payments for wafer sales. Helios Technology has subsequently paid a portion of amounts owed to us, with $630,000 remaining outstanding. In January 2012, Helios Technology settled with us with a payment of €380,000. As of the date of this annual report, we received €190,000 in cash and €190,000 in the form of bank notes from Helios Technology.

In June 2011, CEP Ltd., or CEP, one of our module customers, sued us in the High Court in Hong Kong for damages of €917,280 arising from breach of the sales contract with us. We denied CEP’s assertion and defended that the termination of the sales contract was due to CEP’s material breach of the sales contract by failure to open a letter of credit in accordance with the sales contract. A decision from the court is expected in late 2012 or early 2013.

Except as described above, we are not involved in any litigation or other legal proceedings that would have a material adverse impact on our business or operations. We may from time to time be subject to various judicial or administrative proceedings arising in the ordinary course of our business.

Dividend Policy

In August 2011, our board of directors adopted a shareholder rights plan to protect the best interests of ReneSola and our shareholders and authorized the dividend distribution. One share purchase right was distributed on August 26, 2011, with respect to each share of ReneSola’s outstanding at the close of business on such date. Initially, the share purchase rights were evidenced by the certificates representing outstanding shares, and no separate share purchase right certificates were distributed. Subject to certain limited exceptions, the share purchase rights will be exercisable at $20.0 per share purchase right if a person or group acquires 15% or more of ReneSola’s voting securities or announces a tender offer for 15% or more of the voting securities, subject to adjustment. Our board of directors will be entitled to redeem the share purchase rights at $0.0001 per share purchase right at any time before a person or group has acquired 15% or more of ReneSola’s voting securities. The share purchase rights are intended to enable all of our shareholders to realize the long-term value of their investment in our company. The share purchase rights are designed to ensure that our shareholders receive fair treatment in the event of any proposed takeover of ReneSola and to encourage anyone seeking to acquire ReneSola to negotiate with our board of directors prior to attempting a takeover. The share purchase rights are not being distributed in response to any specific effort to acquire control of our company.

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

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

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

Our ADSs, each representing two of our shares, have been listed on the NYSE since January 29, 2008. Our ADSs trade under the symbol “SOL.” For the period from January 29, 2008 to April 24, 2012, the trading price of our ADSs on the NYSE has ranged from $1.45 to $29.48 per ADS. The following table provides the high and low market prices for our ADSs on the NYSE.

	Trading Price
	High	Low
	$	$
Quarterly Highs and Lows
First quarter of 2010	6.15	4.32
Second quarter of 2010	8.75	4.91
Third quarter of 2010	12.72	6.05
Fourth quarter of 2010	15.34	7.90
First quarter of 2011	13.25	8.08
Second quarter of 2011	10.73	4.33
Third quarter of 2011	5.36	1.68
Fourth quarter of 2011	2.67	1.45
First quarter of 2012	3.38	1.56

Annual and Monthly Highs and Lows
2008 (from January 29, 2008)	29.48	2.06
2009	7.90	2.02
2010	15.34	4.32
2011	13.25	1.45
October	2.67	1.46
November	2.38	1.52
December	2.04	1.45
2012
January	2.65	1.56
February	3.38	2.28
March	3.02	2.23
April (through April 24)	2.31	1.65

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We incorporate by reference into this annual report our amended and restated memorandum and articles of association filed as Exhibit 1.1 to our Annual Report on Form 20-F filed with the SEC on March 8, 2011.

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

The following summary of the material British Virgin Islands and U.S. federal income tax consequences of an investment in our ADSs or shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or shares, such as the tax consequences under state, local and other tax laws not addressed herein. To the extent that the discussion relates to matters of British Virgin Islands tax law, it represents the opinion of Harney Westwood & Riegels LLP, our British Virgin Islands counsel.

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

European Union Directive on the Taxation of Savings Income (Directive 2003/48/EC)

The European Union has formally adopted a Directive regarding the taxation of savings income. From July 1, 2005, member states are required to provide to the tax authorities of another member state details of payments of interest and other similar income paid by a person within its jurisdiction to or for an individual resident in that other member state, except that Austria, Belgium and Luxembourg instead impose a withholding system for a transitional period (unless during such period they elect otherwise).

The British Virgin Islands is not a member of the European Union and not within the European Union fiscal territory, but the government of the United Kingdom had requested the Government of the British Virgin Islands to voluntarily apply the provisions of the EU Savings Tax Directive. The Mutual Legal Assistance (Tax Matters) (Automatic Exchange Information) Order, 2011 was gazetted by the British Virgin Islands government on July 12, 2011. Under this order, the British Virgin Islands will transition (as of the tax year commencing January 1, 2011), to the group of countries and territories that comply with the Directive through the automatic exchange of information on savings income with tax authorities in European Union Member States. This order will be most relevant to individuals who are resident in an European Union Member State and who maintain savings accounts with banks in the British Virgin Islands.

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

In addition, the discussion below does not describe any tax consequences arising out of the recently enacted Medicare tax on certain “net investment income.”

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

Taxation of dividends and other distributions on the ADSs or shares

Subject to the passive foreign investment company rules discussed below, the gross amount of any distributions we make to you with respect to the ADSs or shares (including the amount of any taxes withheld therefrom) will generally be includible in your gross income as dividend income on the date of receipt by the depositary, in the case of ADSs, or by you, in the case of shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, (as determined under U.S. federal income tax principles), such excess amount will be treated first as a tax-free return of your tax basis in your ADSs or shares, and then, to the extent such excess amount exceeds your tax basis, as capital gain. We currently do not, and we do not intend to, calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. Any dividends we pay will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2013, dividends may be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) our ADSs or shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are neither a passive foreign investment company nor treated as such with respect to you for our taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period and other requirements are met. Under U.S. Internal Revenue Service authority, common or shares, or ADSs representing such shares, are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the NYSE, as are our ADSs (but not our shares). If we are treated as a PRC “resident enterprise” for PRC tax purposes (see “Item 3. Key Information—D. Risk Factors—Risks Related To Doing Business In China—Expiration of, or changes to, current PRC tax incentives that our business enjoys could have a material adverse effect on our results of operations”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC. You should consult your tax advisors regarding the availability of the lower rate applicable to qualified dividend income for any dividends paid with respect to the ADSs or shares, as well as the effects of any change in applicable law after the date of this annual report.

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

Taxation of dispositions of ADSs or shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or share equal to the difference between the amount realized (in U.S. dollars) for the ADS or share and your tax basis (in U.S. dollars) in the ADS or share. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ADS or share for more than one year, you may be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations.

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

Passive foreign investment company

Based on the market price of our ADSs, the value of our assets, and the composition of our income and assets, we do not believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2011. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the U.S. Internal Revenue Service will not take a contrary position. A non-U.S. corporation will be a PFIC for any taxable year if, applying certain look-through rules, either:

•	at least 75% of its gross income for such year is passive income, or

•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”).

For this purpose, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2012 or any future taxable year. Because the value of our assets for purposes of the asset test will generally be determined by reference to the market price of our ADSs or shares, fluctuations in the market price of the ADSs or shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC.

If we are a PFIC for any taxable year during which you hold our ADSs or shares, we will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold the ADSs or shares, unless we cease to be a PFIC and you make a “deemed sale” election with respect to the ADSs or shares, as applicable. If such election is made, you will be deemed to have sold the ADSs or shares you hold at their fair market value on the last day of the last taxable year for which we were a PFIC and any gain from such deemed sale would be subject to the consequences described in the following paragraph. After the deemed sale election, your ADSs or shares with respect to which such election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.

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

Under legislation enacted in 2010, U.S. Holders who are individuals generally will be required to report our name, address and such information relating to an interest in the ADSs or shares as is necessary to identify the class or issue of which your ADSs or shares are a part. These requirements are subject to exceptions, including an exception for ADSs or shares held in accounts maintained by certain financial institutions and an exception applicable if the aggregate value of all ‘‘specified foreign financial assets’’ (as defined in the Code) does not exceed $50,000.

U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We have filed with the SEC registration statements on Form F-1 (File Number 333-148550 and 333-151315) and Form F-3 (File Number 333-160221) and prospectuses under the Securities Act with respect to the shares represented by the ADSs. We also filed with the SEC a related registration statement on Form F-6 (File Number 333-148559 and 333-162257) with respect to the ADSs. We also filed with the SEC a registration statement on Form S-8 (File Number 333-153647 and 333-175479) with respect to our securities to be issued under our 2007 share incentive plan.

We are subject to the periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F: (1) within six months after the end of each fiscal year, which is December 31, for fiscal years ending before December 15, 2011; and (2) within four months after the end of each fiscal year for fiscal years ending on or after December 15, 2011. Copies of reports and other information, when so filed with the SEC, can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

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

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, inflation as measured by the consumer price index in China was negative 0.7%, 3.3% and 5.4% in 2009, 2010 and 2011, respectively.

Foreign Exchange Risk

Our sales in China are denominated in Renminbi, and our export sales are generally denominated in U.S. dollars and other currencies. Our costs and capital expenditures are largely denominated in Renminbi and foreign currencies, including U.S. dollars, euro and Japanese Yen. Fluctuations in currency exchange rates, particularly between the U.S. dollar and Renminbi and between the euro and Renminbi, could have a significant impact on our financial condition and results of operations, affect our gross and operating profit margins, and result in foreign exchange and operating gains or losses. For example, as of December 31, 2010 and 2011, we held $81.5 million and $129.6 million in accounts receivable, respectively, some of which were denominated in U.S. dollars. Had we converted all of our accounts receivable as of either date into Renminbi at an exchange rate of RMB6.2939 for $1.00, the exchange rate as of December 31, 2011, our accounts receivable would have been RMB513.0 million and RMB815.7 million as of December 31, 2010 and 2011, respectively. Assuming that Renminbi appreciates by a rate of 10% to an exchange rate of RMB5.7217, we would record a loss in the fair value of our accounts receivable in Renminbi terms. A 10% appreciation of Renminbi would result in our holding Renminbi equivalents of RMB466.3 million and RMB741.5 million in accounts receivable as of December 31, 2010 and 2011, respectively. These amounts would therefore reflect a theoretical loss of RMB46.6 million and RMB74.2 million for our accounts receivable as of December 31, 2010 and 2011, respectively. This calculation model is based on multiplying our accounts receivable, which are held in U.S. dollars, by a smaller Renminbi equivalent amount resulting from an appreciation of Renminbi. This calculation model does not take into account optionality nor does it take into account the use of financial instruments.

We incurred foreign currency exchange losses of approximately $1.4 million, $1.8 million and gain of $6.6 million in 2009, 2010 and 2011, respectively. Our risk management strategy includes the use of derivative and non-derivative financial instruments as hedges of foreign currency exchange risk, whenever management determines their use to be reasonable and practical. This strategy does not permit the use of derivative financial instruments for trading purposes, nor does it allow for speculation. The purpose of our foreign currency derivative activities is to protect us from the risk that the U.S. dollar net cash flows resulting from forecasted foreign currency-denominated transactions will be negatively affected by changes in exchange rates. We use foreign currency forward exchange contracts to offset changes in the amount of future cash flows associated with certain third-party sales expected to occur within the next two years. Gains or losses on those contracts are recognized in other income in the consolidated income statements. The recognition of gains or losses resulting from changes in the values of those derivative instruments is based on the use of each derivative instrument. We had net gain of $6.3 million and net loss of $15.3 million on derivative instruments from foreign currency forward exchange contracts in 2010 and 2011, respectively.

Interest Rate Risk

Our exposure to interest rate risk relates to interest expenses incurred by our short-term, long-term borrowings, and interest income generated by excess cash invested in demand deposits with original maturities of three months or less. We have not used any derivative financial instruments to manage our interest rate risk exposure due to lack of such financial instruments in China. Historically, we have not been exposed to material risks due to changes in interest rates; however, our future interest income may decrease or interest expenses on our borrowings may increase due to changes in market interest rates. We are currently not engaged in any interest rate hedging activities.

An increase of 100 basis point in interest rates at the reporting dates indicated below would have decreased our loss for the year and increased our equity by the amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

	As of December 31,
	2009	2010	2011
	(in thousands)
100 basis point increase
Decrease in loss and increase in equity	$3,576	$4,529	$8,272

A 100 basis point decrease would have had the equal but opposite effect to the amounts shown above, assuming all other variables remain constant.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable

C.	Other Securities

Not applicable.

D.	American Depositary Shares

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

Persons depositing or withdrawing shares must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	•	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

	•	Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.02 (or less) per ADS	•	Any cash distribution to ADS registered holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	•	Distribution of securities distributed to holders of deposited securities that are distributed by the depositary to ADS registered holders

$.02 (or less) per ADSs per calendar year	•	Depositary services

Persons depositing or withdrawing shares must pay:	For:
Registration or transfer fees	•	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	•	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

	•	Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	•	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	•	As necessary

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for expenses we incur that are related to the administration and maintenance of our ADS facility including, but not limited to, investor relations expenses, the annual NYSE listing fees, ADS offering expenses or any other program related expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. The annual reimbursement is also conditioned on certain requirements and criteria and will be adjusted proportionately to the extent such requirements or criteria are not met. For 2011, the depositary waived a total of $120,415 in payments that we owed to the depositary for certain registered holders services the depositary performed for us, but paid us the annual reimbursement of $1.7 million.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.—D. Material Modifications to the Rights of Security Holders

None.

E. Use of Proceeds

Application of all the offering proceeds from our completed initial public offering on February 1, 2008, follow-on public offering on June 18, 2008 and follow-on public offering on October 5, 2009 was disclosed in our Annual Report on Form 20-F filed with the SEC on March 8, 2011.

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

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2011.

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

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, Deloitte Touche Tohmatsu CPA Ltd., who has also audited our consolidated financial statements for the year ended December 31, 2011, has audited the effectiveness of our internal control over financial reporting as of December 31, 2011, as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

Changes in Internal Control Over Financial Reporting

As required by Rule 13a-15(d), under the Exchange Act, our management, including our chief executive officer and chief financial officer, has conducted an evaluation of our internal control over financial reporting to determine whether any changes occurred during the period covered since last report have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on this evaluation, it has been determined that there were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	For the Year Ended December 31,
	2009	2010	2011
	(in thousands)
Audit fees(1)	$985	$1,019	$1,250
Audit-related fees(2)	232	40	65
Tax fees	124	80	85
Other fees	—	—	—

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements and the review of our comparative interim financial statements.

(2)	“Audit related fees” represents aggregate fees billed for professional services rendered by our independent registered public accounting firm for the assurance and related services rendered in connection with our filing of Form F-3.

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

In August 2011, the board of directors of ReneSola authorized a share repurchase program under which ReneSola may repurchase up to $100 million in aggregate value of its outstanding ordinary shares during a six-month period ended February 20, 2012 on the open market or in privately negotiated transactions. As of December 31, 2011, ReneSola had repurchased an aggregate of 645,424 ADSs, representing 1,290,848 ordinary shares, on the open market for a total cash consideration of $1.9 million.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

Section 303A.08 of the NYSE Listed Company Manual requires a NYSE listed company to obtain its shareholders’ approval of all equity-compensation plans, and any material revisions to the terms of such plans. Section 303A.11 permits a foreign private issuer like our company to follow home country practice in certain corporate governance matters. Our British Virgin Islands counsel, Harney Westwood & Riegels LLP, has advised that under the existing British Virgin Islands laws, we are not required to obtain shareholders’ approval for amendments to our existing equity incentive plan. Upon board approval in January 2009, we effected amendments to our 2007 share incentive plan. We will continue to follow the British Virgin Islands practice.

Other than the home country practice described above, we are not aware of any significant ways in which our corporate governance practices differ from those followed by U.S. domestic companies under the NYSE listing rules.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of ReneSola Ltd are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document
1.1	Memorandum and Articles of Association, as amended (incorporated by reference to Exhibit 1.1 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 8, 2011)

2.1	Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.1 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

2.2	Registrant’s Specimen Certificate for Shares (incorporated by reference to Exhibit 4.2 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

2.3	Form of Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

2.4	Rights Agreement dated as of August 22, 2011 between the registrant and The Bank of New York Mellon, as Rights Agent (incorporated by reference to Exhibit 4.1 of the Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on August 22, 2011)

2.5	Standstill Agreement dated as of August 22, 2011 between the registrant and Xianshou Li (incorporated by reference to Exhibit 4.2 of the Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on August 22, 2011)

4.1	2007 Share Incentive Plan, amended and restated as of August 20, 2010 (incorporated by reference to Exhibit 4.1 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 8, 2011)

4.2	Form of Indemnification Agreement with the Registrant’s Directors (incorporated by reference to Exhibit 10.2 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

4.3	Service Agreement among the Registrant, Zhejiang Yuhui Solar Energy Source Co., Ltd. and Xianshou Li dated as of May 22, 2006 (incorporated by reference to Exhibit 10.3 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

Exhibit Number	Description of Document
4.4	Employment Contract between the Registrant and Charles Xiaoshu Bai dated as of June 10, 2009 (incorporated by reference to Exhibit 4.4 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 10, 2009)

4.5*	English Translation of Employment Contract between Zhejiang Yuhui Solar Energy Source Co., Ltd. and Robin Liu dated as of July 6, 2009

4.6	English Translation of Employment Contract between Zhejiang Yuhui Energy Source Co., Ltd. and John Ding dated as of August 27, 2009 (incorporated by reference to Exhibit 4.7 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 8, 2011)

4.7	English Translation of Employment Contract between Zhejiang Yuhui Solar Energy Source Co., Ltd. and Stephen Huang dated as of December 30, 2009 (incorporated by reference to Exhibit 4.31 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 7, 2010)

4.8	English Translation of Employment Contract between Zhejiang Yuhui Solar Energy Source Co., Ltd. and Henry Wang dated as of January 4, 2010 (incorporated by reference to Exhibit 4.32 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 7, 2010)

4.9*	English Translation of Employment Contract between Zhejiang Yuhui Solar Energy Source Co., Ltd. and Tim Jia dated as of April 26, 2010

4.10*	English Translation of Employment Contract between Zhejiang Sciborn New Material Technology Co., Ltd. and Zhidong Zheng dated as of January 19, 2012

4.11*	Working Contract between Zhejiang Yuhui Solar Energy Source Co., Ltd. and Anthony Hung effective as of May 30, 2011

4.12*	Working Contract between Zhejiang Yuhui Solar Energy Source Co., Ltd. and Charles Ding effective as of August 15, 2011

4.13*	English Translation of Employment Contract between Renesola Deutschland Gmbh and Jijun Shi effective as of February 1, 2012

4.14*	Employment Contract between the ReneSola America Inc. and Kevin Chen effective as of February 27, 2012

4.15*	English Translation of Employment Contract between the Zhejiang Yuhui Solar Energy Source Co., Ltd. and Xiaoliang Liang dated as of March 13, 2012

4.16	English Translation of Polysilicon Supply Contract between Sichuan Yongxiang Polysilicon Co., Ltd. and Zhejiang Yuhui Energy Source Co, Ltd. dated as of October 16, 2007 (incorporated by reference to Exhibit 10.34 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

4.17	English Translation of Polysilicon Purchase and Sales Contract between Daqo New Material Co., Ltd. and Zhejiang Yuhui Solar energy Source Co., Ltd. dated as of October 31, 2007 (incorporated by reference to Exhibit 10.39 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

4.18	English Translation of Products Purchase and Sales Contract between Jingao Solar Co., Ltd. and Zhejiang Yuhui Solar Energy Source Co., Ltd. dated as of December 13, 2007 (incorporated by reference to Exhibit 10.40 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

Exhibit Number	Description of Document
4.19	English Translation of Loan Agreement between Sichuan ReneSola Silicon Material Co., Ltd. and Bank of Construction dated as of January 24, 2009 (incorporated by reference to Exhibit 4.26 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 10, 2009)

4.20	English Translation of Guarantee Contract among China Construction Bank, Xiahe Lian and Xianshou Li date as of January 24, 2009 (incorporated by reference to Exhibit 4.27 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 10, 2009)

4.21*	English Translation of Supplemental Agreement to Guarantee Contract among China Construction Bank, Xiahe Lian and Xianshou Li date as of February 29, 2012

4.22	English Translation of Lease Agreement between Zhejiang Yuhuan and Zhejiang Yuhui dated January 1, 2009 (incorporated by reference to Exhibit 4.30 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 7, 2010)

8.1*	Subsidiaries of the registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

12.1*	CEO Certification, pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification, pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Harney Westwood & Riegels LLP

15.2*	Consent of Haiwen & Partners

15.3*	Consent of Deloitte Touche Tohmatsu CPA Ltd.

*	Filed with this annual report on Form 20-F.

**	Furnished with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RENESOLA LTD

	By:	/s/ Xianshou Li
	Name:	Xianshou Li
	Title:	Director and Chief Executive Officer

Date: April 27, 2012

[Signature Page to 20-F]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ReneSola Ltd:

We have audited the accompanying consolidated balance sheets of ReneSola Ltd and subsidiaries (the “Company”) as of December 31, 2010 and 2011, and the related consolidated income statements, consolidated statements of changes in equity and comprehensive income (loss), and consolidated statements of cash flows for each of the three years in the period ended December 31, 2011 and the related financial statement schedule included in Schedule I. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of ReneSola Ltd and subsidiaries as of December 31, 2010 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 27, 2012 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu CPA Ltd.
Deloitte Touche Tohmatsu CPA Ltd.

Shanghai, China

April 27, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ReneSola Ltd:

We have audited the internal control over financial reporting of ReneSola Ltd and subsidiaries (the “Company”) as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and the related financial statement schedule as of and for the year ended December 31, 2011 of the Company and our report dated April 27, 2012 expressed an unqualified opinion on those financial statements and financial statement schedule.

/s/ Deloitte Touche Tohmatsu CPA Ltd.
Deloitte Touche Tohmatsu CPA Ltd.

Shanghai, China

April 27, 2012

RENESOLA LTD

CONSOLIDATED BALANCE SHEETS

(Amounts expressed in U.S. dollars)

	As of December 31,
	2010	2011
ASSETS
Current assets:
Cash and cash equivalents	$290,701,669	$379,039,116
Restricted cash	33,640,407	58,334,770
Available-for-sale investment	3,331,540	—
Accounts receivable, net of allowances for doubtful accounts of $2,412,695 and $1,090,273 as of December 31, 2010 and 2011, respectively	81,540,094	129,635,595
Inventories	170,598,793	154,181,613
Advances to suppliers—current	26,315,038	16,163,910
Amounts due from related parties	389,091	6,207,044
Value added tax recoverable	44,102,175	41,858,020
Income tax recoverable	4,021,157	7,956,391
Prepaid expenses and other current assets	16,946,345	18,717,656
Deferred convertible notes issuance costs—current	—	784,456
Assets held-for-sale	—	6,452,946
Derivative assets	11,659,723	880,917
Deferred tax assets—current	14,762,758	12,709,364

Total current assets	698,008,790	832,921,798

Property, plant and equipment, net	801,471,848	980,164,615
Prepaid land use right	37,188,981	48,563,527
Deferred tax assets	8,525,910	25,156,789
Deferred convertible notes issuance costs—non-current	—	2,510,211
Advances for purchases of property, plant and equipment	26,930,088	25,866,532
Advances to suppliers—non-current	13,743,176	17,643,874
Other long-lived assets	2,753,214	10,501,710
Goodwill	5,323,406	5,646,522

Total assets	$1,593,945,413	$1,948,975,578

See notes to consolidated financial statements.

RENESOLA LTD

CONSOLIDATED BALANCE SHEETS—(Continued)

(Amounts expressed in U.S. dollars)

	As of December 31,
	2010	2011
LIABILITIES AND SHAREHOLERS' EQUITY
Current liabilities:
Short-term borrowings	$400,797,904	$570,893,649
Accounts payable	220,798,309	235,813,928
Advances from customers—current	57,396,476	58,237,920
Amounts due to related parties	24,691	4,913,077
Other current liabilities	79,633,135	114,968,837
Income tax payable	16,437,841	4,111,306
Deferred tax liabilities	1,778,355	220,229
Derivative liabilities	1,380,585	218,106

Total current liabilities	778,247,296	989,377,052

Convertible notes payable—non-current	—	111,616,000
Long-term borrowings	121,515,030	144,668,887
Advances from customers—non-current	76,080,371	48,051,056
Warranty	8,701,042	12,835,583
Deferred gains	20,604,133	29,141,058
Other long-term liabilities	2,333,045	12,144,486

Total liabilities	1,007,480,917	1,347,834,122

Commitments and contingencies (see Note 19)
Shareholders' equity
Common shares (no par value; 500,000,000 shares authorized at December 31, 2010 and 2011; 174,596,912 shares issued and 173,846,412 shares outstanding at December 31,2010; 174,636,912 shares issued and 172,613,664 shares outstanding at December 31,2011)	422,039,086	422,313,848
Additional paid-in capital	19,857,905	4,110,849
Treasury stock	—	(1,943,822)
Retained earnings	108,386,781	104,859,324
Accumulated other comprehensive income	36,180,724	71,645,808

Total equity attributable to ReneSola Ltd	586,464,496	600,986,007

Noncontrolling interest	—	155,449

Total shareholders' equity	586,464,496	601,141,456

Total liabilities and shareholders' equity	$1,593,945,413	$1,948,975,578

RENESOLA LTD

CONSOLIDATED INCOME STATEMENTS

(Amounts expressed in U.S. dollars, except number of shares and per share data)

	Years ended December 31,
	2009	2010	2011
Net revenues:
Product sales	$488,507,712	$1,127,537,872	$912,809,125
Processing services	21,897,067	78,040,989	72,470,242

Total net revenues	510,404,779	1,205,578,861	985,279,367

Cost of revenues
Product sales	541,569,928	807,457,192	841,325,640
Processing services	12,036,661	50,157,941	47,900,583

Total cost of revenues	553,606,589	857,615,133	889,226,223

Gross profit (loss)	(43,201,810)	347,963,728	96,053,144

Operating expenses (income):
Sales and marketing	5,398,559	8,359,858	17,232,686
General and administrative	29,083,848	43,314,291	38,549,922
Research and development	14,506,591	36,262,716	47,055,271
Other operating expense (income)	(1,632,857)	14,082,643	(18,327,201)

Total operating expenses	47,356,141	102,019,508	84,510,678

Income (loss) from operations	(90,557,951)	245,944,220	11,542,466

Non-operating expenses (income):
Interest income	(1,715,675)	(1,835,016)	(7,862, 339)
Interest expense	17,122,262	23,245,598	37,190,296
Foreign exchange losses (gains)	1,433,404	1,813,711	(6,612,305)
(Gains) losses on derivatives, net	—	(6,268,072)	15,296,530
Investment loss	—	—	193,408
Gains on repurchase of convertible bonds	(7,995,337)	(5,891)	(28,349,939)
Other-than-temporary impairment loss on available-for-sale investment	13,366,936	—	6,207,119

Total non-operating expenses	22,211,590	16,950,330	16,062,770

Income (loss) before income tax, noncontrolling interests	(112,769,541)	228,993,890	(4,520,304)
Income tax benefit (expense)	41,156,343	(59,997,804)	4,851,479
Equity in loss of investee, net of tax	(290,469)	—	—

Net income (loss)	(71,903,667)	168,996,086	331,175
Less: net loss attributed to noncontrolling interests	—	—	(1,789)

Net income (loss) attributed to holders of ordinary shares	$(71,903,667)	$168,996,086	$332,964

Earnings (loss) per share
Basic	$(0.49)	$0.98	$0.00

Diluted	$(0.49)	$0.97	$0.00

Weighted average number of shares used in computing earnings per share
Basic	147,553,679	172,870,921	173,496,901

Diluted	147,553,679	175,111,731	173,870,162

See notes to consolidated financial statements

RENESOLA LTD

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY AND COMPREHENSIVE INCOME (LOSS)

(Amount expressed in U.S. dollars, except number of shares)

					Retained	Accumulated	Equity
				Additional	earnings	other	(Deficit)	Non
	Common shares		Treasury	paid-in	(accumulated	comprehensive	attributable to	controlling	Total Equity
	Shares	Amount	stock	capital	deficit)	income	ReneSola Ltd	interest	(Deficit)

Balance at January 1, 2009	137,624,912	$330,665,587	$—	$17,769,228	$11,294,362	$22,079,224	$382,087,481	$279,079	$382,087,480

Net loss	—	—	—	—	(71,903,667)	—	(71,903,667)	—	(71,903,667)
Foreign exchange translation adjustment	—	—	—	—	—	(25,353)	(25,353)	—	(25,353)
Total comprehensive income (loss)							(71,929,020)	—	(71,929,020)
Repurchase of convertible bonds	4,000,000	14,979,469	—	—	—	—	14,979,469	—	14,979,469
Issuance of common shares	31,000,000	73,625,000	—	—	—	—	73,625,000	—	73,625,000
Share issuance costs	—	(5,517,092)	—	—	—	—	(5,517,092)	—	(5,517,092)
Share-based compensation	—	—	—	3,296,173	—	—	3,296,173	—	3,296,173
Decrease due to deconsolidation	—	—	—	—	—	—	—	(279,079)	—

Balance at December 31, 2009	172,624,912	$413,752,964	$—	$21,065,401	$(60,609,305)	$22,053,871	$396,262,931	$—	$396,262,931
Net profit	—	—	—	—	168,996,086	—	168,996,086	—	168,996,086
Foreign exchange translation adjustment	—	—	—	—	—	17,170,111	17,170,111	—	17,170,111
Changes in fair value of AFS	—	—	—	—	—	(2,329,761)	(2,329,761)	—	(2,329,761)
Changes in fair value of cash flow hedges	—	—	—	—	—	(713,497)	(713,497)	—	(713,497)
Total comprehensive income (loss)							183,122,939	—	183,122,939
Share exercised by employees	1,221,500	8,286,122	—	(5,142,061)	—	—	3,144,061	—	3,144,061
Share-based compensation	—	—	—	3,934,565	—	—	3,934,565	—	3,934,565

Balance at December 31, 2010	173,846,412	$422,039,086	$—	$19,857,905	$108,386,781	$36,180,724	$586,464,496	$—	$586,464,496

Net income (loss)	—	—	—	—	332,964	—	332,964	(1,789)	331,175
Foreign exchange translation adjustment	—	—	—	—	—	32,421,826	32,421,826	—	32,421,826
Change in fair value of AFS	—	—	—	—	—	2,329,761	2,329,761	—	2,329,761
Changes in fair value of cash flow hedges	—	—	—	—	—	713,497	713,497	—	713,497
Total comprehensive income (loss)							35,798,048	(1,789)	35,796,259
Share exercised by employees	58,100	274,762	—	(126,018)	—	—	148,744	—	148,744
Share-based compensation	—	—	—	4,359,540	—	—	4,359,540	—	4,359,540
Capped call transaction	—	—	—	(19,980,578)	(3,860,421)	—	(23,840,999)	—	(23,840,999)
Repurchase of common shares	(1,290,848)	—	(1,943,822)	—	—	—	(1,943,822)	—	(1,943,822)
Capital contribution from noncontrolling interest	—	—	—	—	—	—	—	157,238	157,238
Balance at December 31, 2011	172,613,664	$422,313,848	$(1,943,822)	$4,110,849	$104,859,324	$71,645,808	$600,986,007	$155,449	$601,141,456

See notes to consolidated financial statements

RENESOLA LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts expressed in U.S. dollars)

	Years ended December 31,
	2009	2010	2011
Operating activities:
Net income (loss)	$(71,903,667)	$168,996,086	$331,175
Adjustment to reconcile net income to net cash used in operating activities:
Equity in loss of investee	290,469	—	—
Investment loss	—	—	193,408
Inventory write-down	71,252,806	1,165,610	48,992,463
Depreciation and amortization	32,745,074	56,353,672	82,730,940
Amortization of deferred convertible bond issuance costs and premium	3,510,773	332,668	881,172
Allowance of doubtful receivables , advance to suppliers and prepayment for purchases of property, plant and equipment	9,872,894	3,919,044	(1,374,668)
(Gains) losses on derivatives	—	(6,268,072)	15,296,530
Share-based compensation	3,296,173	3,934,565	4,359,540
Loss on disposal of long-lived assets	12,798	1,254,267	558,236
Gain on early extinguishment of debt(net of inducement charges in 2009)	(7,995,337)	(5,891)	(28,349,939)
Gain from settlement of advances from supplier	(554,731)	—	—

Other-than-temporary impairment loss on available-for-sale investment	13,366,936	—	6,207,119
Provision for firm purchase commitment	—	—	3,940,000
Changes in assets and liabilities:
Accounts receivable	(62,658,713)	26,886,223	(79,455,716)
Inventories	(1,721,040)	(28,433,451)	(24,250,952)
Advances to suppliers	23,888,226	(32,383,209)	7,195,626
Amounts due from related parties	(11,807,383)	63,815	(887,983)
Value added tax recoverable	(33,376,658)	9,276,785	4,274,222
Prepaid expenses and other current assets	5,041,008	(11,130,425)	(954,257)
Prepaid land use right	439,624	(301,837)	(5,055,881)
Cash received from government subsidy	—	11,474,282	1,835,979
Accounts payable	38,022,985	121,462,667	4,559,739
Advances from customers	(23,220,017)	(1,362,227)	(27,024,836)
Income tax payables	152,617	9,555,345	(16,303,466)
Other current liabilities	1,429,813	18,933,622	(13,293,043)
Other long-term liabilities	(472,518)	(138,861)	4,680,589
Accrued warranty cost	561,424	5,260,590	3,614,235
Deferred tax assets	(43,850,841)	44,325,073	(14,758,528)

Net cash provided by (used in) operating activities	(53,677,285)	403,170,341	(22,058,296)

RENESOLA LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

(Amounts expressed in U.S. dollars)

	Years ended December 31,
	2009	2010	2011
Investing activities:
Purchases of property, plant and equipment	(358,084,269)	(137,714,729)	(132,826,861)
Advances for purchases of property, plant and equipment	132,290,980	(6,816,721)	(19,892,328)
Purchases of other long-lived assets	(1,411,489)	1,186,219	(239,252)
Cash received from government subsidy	5,959,476	2,407,787	5,296,379
Proceeds from disposal of property, plant and equipment	—	149,937	155,157
Proceeds from disposal of investment	(634,552)	—	—
Changes in restricted cash	(18,958,147)	(7,323,041)	(22,454,812)
Cash consideration for acquisition, net of cash received	(16,831,050)	—	(1,172,824)
Net cash paid for settlement of derivatives	—	(3,160,043)	(6,331,995)

Net cash used in investing activities	(257,669,051)	(151,270,591)	(177,466,536)

Financing activities:
Proceeds from bank borrowings	767,191,912	665,007,359	898,775,862
Repayment of bank borrowings	(445,677,335)	(708,249,446)	(735,173,471)
Cash paid for issuance costs	—	—	(7,154,772)
Proceeds from issuance of common shares	73,625,000	—	—
Cash paid for share issuance cost	(5,265,134)	—	—
Proceeds from exercise of stock options	—	3,144,061	148,744
Cash paid for repurchase of convertible notes	(84,121,078)	(32,715,276)	(57,055,127)
Cash paid for repurchase of common shares	—	—	(1,943,822)
Proceeds from issuance of convertible notes	—	—	200,000,000
Purchase of capped call transaction	—	—	(23,840,999)
Contribution from noncontrolling interests	—	—	157,238

Net cash provided by (used in) financing activities	305,753,365	(72,813,302)	273,913,653

Effect of exchange rate changes	67,120	4,807,276	13,948,626

Net increase (decrease) in cash and cash equivalents	(5,525,851)	183,893,724	88,337,447
Cash and cash equivalents, beginning of year	112,333,796	106,807,945	290,701,669

Cash and cash equivalents, end of year	$106,807,945	$290,701,669	$379,039,116

Supplemental schedule of non-cash transactions
Payables for purchase of property, plant and equipment	$51,214,481	$49,088,978	$84,832,129
Prepayment settled with equity interest	$19,019,325	—	—
Banknotes, included in accounts receivable, used to purchase equipment	—	—	$37,704,054

Supplemental disclosure of cash flow information
Interest paid, net of interest capitalized	$12,049,797	$23,856,455	$38,742,727
Income tax paid (return)	$(552,613)	$2,890,157	$28,049,551

See notes to consolidated financial statements

RENESOLA LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND NATURE OF OPERATIONS

ReneSola Ltd was incorporated in the British Virgin Island on March 17, 2006. ReneSola Ltd and its subsidiaries (collectively the “Company”) are engaged in the manufacture and sale of solar power products including virgin polysilicon, monocrystalline and multicrystalline solar wafers and photovoltaic (PV) cells and modules. On January 29, 2008, the Company became listed on the New York Stock Exchange (NYSE) in the United States.

The following table lists all subsidiaries of the Company as of December 31, 2011:

Subsidiaries	Date of acquisition	Date of incorporation	Place of incorporation	Percentage of ownership
Zhejiang Yuhui Solar Energy Source Co., Ltd. (“Zhejiang Yuhui”)	N/A	August 7, 2003	People’s Republic of China (“PRC”)	100%
ReneSola America Inc. (“ReneSola America”)	N/A	November 12, 2006	United States of America	100%
ReneSola Singapore Pte Ltd. (“ReneSola Singapore”)	N/A	March 28, 2007	Singapore	100%
Sichuan ReneSola Silicon Material Co., Ltd. (“Sichuan ReneSola”)*	N/A	August 25, 2007	PRC	100%
Yuneng Enterprise Consulting (Shanghai) Co., Ltd (“ReneSola Shanghai”)	N/A	March 20, 2009	PRC	100%
Wuxi Jiacheng Solar Energy Technology Co., Ltd. (“JC Solar”)	May 31, 2009	November 8, 2005	PRC	100%
Zhejiang ReneSola Photovoltaic Materials Co., Ltd. (“Zhejiang ReneSola”)	N/A	April 30, 2010	PRC	100%
Sichuan Ruiyu Photovoltaic Materials Co., Ltd. (“Sichuan Ruiyu”)	N/A	August 24, 2010	PRC	100%
Sichuan Ruixin Photovoltaic Materials Co., Ltd. (“Sichuan Ruixin”)	N/A	November 23, 2010	PRC	100%
Zhejiang Sciborn New Material Technology Co., Ltd. (“Zhejiang Sciborn”)	N/A	June 1, 2011	PRC	100%
Sichuan SiLiDe Composite Materials Co., Ltd. (“Sichuan SiLiDe”)	N/A	July 11, 2011	PRC	100%
Qinghai Yuihui New Energy Co., Ltd. (“Qinghai Yuihui”)	N/A	August 30, 2011	PRC	100%
ReneSola Deutschland GmbH (“Renesola Germany”)	N/A	September 26, 2011	Germany	100%
Jiashan Xujing Real Estate Development Co., Ltd. (“Jiashan Xujing”)	N/A	October 19, 2011	PRC	100%
Sichuan OuRuida Science Park Co., Ltd. (“Sichuan OuRuida”)	N/A	October 27, 2011	PRC	100%
Zhejiang Ruiyi New Material Technology Co., Ltd. (“Zhejiang Ruiyi”)	N/A	October 31, 2011	PRC	90%

Zhejiang Yuhui commenced operations in July 2005. ReneSola America commenced operations in November 2006. ReneSola Singapore commenced operations in May 2007. Sichuan ReneSola commenced operations in July 2009. JC Solar was acquired on May 31, 2009. Zhejiang ReneSola commenced operations in January 2011. Sichuan Ruiyu commenced operations in July 2011. Zhejiang Sciborn commenced operations in July 2011. Qinghai Yuihui started trial production in December, 2011, ReneSola Shanghai, Sichuan Ruixin, Sichuan OuRuida, Sichuan SiLiDe, Jiashan Xujing, Zhejiang Ruiyi and ReneSola Germany had not commenced operations as of December 31, 2011.

*: Sichuan Ruisheng Photovoltaic Material Co. Ltd. was incorporated in PRC on November 23, 2010, and was merged into Sichuan Aoguang Silicon Industry Co. Ltd on August 25, 2011. On November 30, 2011, Aoguang was merged into Sichuan ReneSola.

Acquisition of Subsidiaries

(a) On May 20, 2009, ReneSola Ltd’s wholly owned subsidiary Zhejiang Yuhui Solar Energy Source Co., Ltd entered into an agreement to acquire the entire share capital of solar cell and module manufacturer, Wuxi Jiacheng Solar Energy Technology Co. ("JC Solar") (the “Acquisition”). The total consideration for the Acquisition was RMB140,300,000 ($20,548,338). The acquisition was completed on May 31, 2009 (see Note 3).

(b) On June 9, 2011, ReneSola Ltd's wholly owned subsidiary Sichuan Ruisheng Photovoltaic Materials Co., Ltd. entered into an agreement to acquire the entire share capital of polysilicon manufacture, Sichuan Aoguang Silicon Industry Co., Ltd. ("Aoguang") (the "Acquisition"). The total consideration for the Acquisition was RMB7,600,000 ($1,172,824 ). The acquisition was completed on June 10, 2011(see Note 3). On November 30, 2011, Aoguang was merged into Sichuan ReneSola.

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

(a) Basis of presentation

The consolidated financial statements have been prepared and presented in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

As of December 31, 2011, the Company’s current liabilities exceeded its current assets by US$156,455,254. In addition, the Company experienced negative cash flows from operations during the year ended December 31, 2011.

However, Management believes the Company has the ability to meet its financial obligations as they come due, for at least the next twelve months and will continue as a going concern by (i) closely monitoring and managing the Company's working capital, which may involve seeking extended payment terms from its suppliers, strengthening the accounts receivable collection, implementing more stringent inventory management procedures and will consider liquidation of accounts receivable by discounting banknotes with the relevant financial institutions, as needed, to ensure the sufficient cash flows from operations are obtained to meet the Company's liquidity requirements; and (ii) obtaining additional debt facilities in order to fund working capital needs, as necessary.

The Company's continuation as a going concern is dependent upon its ability to generate sufficient cash flows to meet its obligations in a timely manner and to obtain additional financing or refinancing as may be required. The Company has the ability to take the above actions to enable it to continue its operations for at least the next twelve months. Accordingly, the consolidated financial statements have been prepared on a going concern basis.

(b) Basis of consolidation

The consolidated financial statements include the financial statements of ReneSola and its subsidiaries. All inter-company transactions, balances and unrealized profits and losses have been eliminated on consolidation.

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

(d) Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of these financial statements and the reported amounts of revenues and expenses for the reporting periods presented. Actual results could materially differ from these estimates. Significant accounting estimates which are susceptible to change as more information becomes available include allowances for doubtful receivables and advances to suppliers, lower of cost or market charges and other provisions for inventories, accrued liabilities, valuation allowances for long-term prepayments, valuation of deferred tax assets, accruals of warranty costs, useful lives of property, plant and equipment and recoverability of the carrying value of long-lived assets and assets held-for-sale, the determination of fair value of financial instruments, assumptions used in foreign exchange forward contracts and valuation of derivative and other financial instruments, impairment of goodwill, assumptions used to measure other-than-temporary-impairment for long-term equity investment and valuation of share-based compensation inclusive of forfeiture rates of stock options.

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

On occasion, the Company enters into firm purchase commitments to acquire materials from its suppliers. A firm purchase commitment represents an agreement that specifies all significant terms, including the price and timing of the transactions, and includes a disincentive for nonperformance that is sufficiently large to make performance probable. This disincentive is generally in the form of a “take or pay” provision which requires the Company to pay for committed volumes regardless of whether the Company actually takes possession of the materials. The Company evaluates these agreements whenever market prices decrease such that the commitment price is significantly higher than market. In these instances, the Company evaluates the need to record a loss, if any, on firm purchase commitments using a lower of cost or market approach consistent with that used to value inventory (see Note 5).

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

The Company routinely reviews available-for-sale securities for other-than-temporary declines in fair value below the cost basis, and when events or changes in circumstances indicate the carrying value of an asset may not be recoverable, the security is written down to fair value. For the years ended December 31, 2009, 2010, and 2011, the Company recorded other-than-temporary impairment loss on the only available-for-sale investment of $13,366,936, $nil, and $6,207,119, respectively. The available-for-sale investment has been fully impaired as of December 31, 2011.

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

(i) Advances to suppliers and advances for purchase of property, plant and equipment

In order to secure a stable supply of silicon materials and construction materials, the Company makes advance payments to suppliers for raw material supplies and advances on purchases of long-lived assets which are offset against future deliveries. Advances to suppliers for purchases expected within twelve months as of each balance sheet date are recorded as advances to suppliers in current assets and those associated with purchases expected over longer periods of time recorded in non-current advance to suppliers. As of December 31, 2010 and 2011, advances to suppliers in current assets were $26,315,038 and $16,163,910, respectively, and non-current advances to suppliers for silicon raw material supplies were $13,743,176 and $17,643,874, respectively. Prepayments for property, plant and equipment are recorded in non-current assets and were $26,930,088 and $25,866,532 as of December 31, 2010 and 2011, respectively. The Company does not require collateral or other security against its advances to suppliers. As a result, the Company’s claims for such prepayments are unsecured, which exposes the Company to the suppliers’ credit risk. The Company performs ongoing credit evaluations of the financial condition of its suppliers.

As of December 31, 2010 and 2011, prepayments made to individual suppliers in excess of 10% of total advances and prepayments to suppliers are as follows:

	At December 31,
	2010	2011
Supplier A	$9,845,337	$17,433,530
Supplier B	$6,540,000	$6,540,000
Supplier C	$10,418,222	—

As of December 31, 2010 and 2011, advances for purchases of property, plant and equipment in excess of 10% of total advances and prepayments to equipment suppliers are as follows:

	At December 31,
	2010	2011
Supplier A	*	$3,471,298
Supplier B	—	$2,855,145
Supplier C	—	$2,826,950
Supplier D	$7,667,871	—
Supplier E	$7,186,659	*
Supplier F	$2,921,619	—

*: Less than 10%.

(j) Business combination

The Company accounts for business acquisitions using the acquisition method of accounting and records intangible assets with finite and indefinite useful lives separate from goodwill. Intangible assets are recorded at their fair value based on estimates as at the date of acquisition. Goodwill is recorded as the residual amount of the purchase price less the fair value assigned to the individual assets acquired and liabilities assumed as the date of acquisition.

(k) Goodwill

Goodwill represents the excess of the purchase price of acquired businesses over the estimated fair value assigned to the individual assets acquired and liabilities assumed. The Company performs its annual tests for goodwill impairment in the second quarter. The Company will perform an impairment test between scheduled annual tests if facts and circumstances indicate that it is more likely than not that the fair value of a reporting unit that has goodwill is less than its carrying value. The Company compares the fair value of a reporting unit to its carrying amount to determine if goodwill may be impaired. The Company estimates the fair value of a reporting unit using the discounted cash flow methodology. Significant management judgment is required in the forecasts of future operating results and discount rates that we use in the discounted cash flow method of valuation and in the selection of comparable businesses that we used in the market approach. If the fair value of a reporting unit is less than its carrying value, an impairment loss is recorded to the extent that the fair value of the goodwill is less than its carrying value. Fair values for reporting units are determined based on discounted cash flows, market multiples or appraised values.

During the fourth quarter of 2011, as a result of the effects of weakening market conditions on the Company's forecasts and a sustained, significant decline in the Company's market capitalization to a level lower than its net book value, the Company concluded that impairment indicators existed and performed an impairment analysis. Based on the results of the analysis, the estimated fair value of the reporting unit was determined to be higher than the carrying amount. No impairment charges were recognized during the years ended December 31, 2009, 2010, or 2011.

The carrying amount of goodwill for the years ended December 31, 2010 and 2011 were as follow:

	At December 31,
	2010	2011
Beginning of the year	$5,323,406	$5,323,406
Goodwill acquired during the year	—	313,832
Foreign exchange effect	—	9,284

Closing balance	$5,323,406	$5,646,522

(l) Business license

Business license acquired in a business combination and recognized separately from goodwill is initially recorded at its fair value at the acquisition date (which is regarded as its cost). Subsequent to initial recognition, business license with indefinite useful lives that is acquired separately in a business combination is reported at cost less accumulated impairment losses. At the end of each reporting period, the Company reviews the carrying amount of its business license to determine whether there is any indication that it has suffered an impairment loss. If such indication exists, fair value of the asset is estimated in order to determine the extent of an impairment loss (if any). If the carrying amount of the business license exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess.

(m) Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the following estimated useful lives:

Buildings	40-50 years
Plant and machinery	10-25 years
Motor vehicles	4-5 years
Office equipment	3-5 years

Construction in progress represents mainly the construction of new facilities in Zhejiang Yuhui, Sichuan ReneSola, Sichuan Ruiyu and Qinghai Yuhui. Costs incurred in the construction are capitalized and transferred to property, plant and equipment upon completion, at which time depreciation commences.

(n) Assets held-for-sale

Non-current assets and disposal group are classified as held-for-sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and such non-current assets are available for immediate sale in present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification. Non-current assets classified as held for sale are measured at lower of their carrying amount and fair value less costs to sell.

(o) Interest capitalization

The Company capitalizes interest costs as part of the costs of constructing certain assets during the period of time required to get the assets ready for their intended use. The Company capitalizes interest to extent that expenditures to construct an asset have occurred and interest costs have been incurred.

(p) Prepaid land use right

Prepaid land use right represent payments made to obtain land use rights. Prepaid land use right is recognized as an expense on a straight-line basis over the lease period of 40-50 years.

Expenses recognized were $439,624, $715,405 and $877,168 for the years ended December 31, 2009, 2010 and 2011, respectively.

(q) Impairment of long-lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable or that the useful life is shorter than originally estimated. The Company assesses recoverability of the long-lived assets by comparing the carrying amount of the assets to the estimated future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. The Company recognizes an impairment loss in the event the carrying amount exceeds the estimated future undiscounted cash flows attributable to such assets, measured as the difference between the carrying amount of the assets and the fair value of the impaired assets. The Company did not record any impairment loss of long-lived assets for the years ended December 31, 2009, 2010, or 2011.

(r) Deferred convertible bond/notes issuance costs

The issuance costs of the Company’s Convertible Bond due 2012 (“Convertible Bonds”) in the amount of $4,796,875 were deferred and are being amortized on a straight-line basis, which approximates the effective interest rate method, from March 26, 2007, the date of issuance, to March 26, 2010, the earliest redemption date. The amortization expense was $1,232,828, $84,677 and $nil for the years ended December 31, 2009, 2010 and 2011, respectively.

The issuance costs of the Company’s Convertible Senior Notes due 2018 (“Notes”) in the amount of $7,156,101 were deferred and amortized on a straight-line basis, which approximates the effective interest rate method, from March 15, 2011, the date of issuance, to March 15, 2016, the earliest redemption date. The amortization expense was $881,172 for the year ended December 31, 2011.

(s) Income taxes

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities or the expected timing of their use when they do not relate to a specific asset or liability

(t) Revenue recognition

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

A majority of the Company’s contracts provide that products are shipped under free on board (“FOB”) terms or cost, insurance and freight (“CIF”) terms. Under FOB, the Company fulfills its obligation when the goods have passed over the ship’s rail at the named port of shipment. The customer bears all costs and risks of loss or damage to the goods from that point. Under CIF, the Company must pay the costs, insurance and freight necessary to bring the goods to the named port of destination, and bears the risk of loss of or damage to the goods during transit. The Company recognizes revenue when the title of goods and risk of loss or damage is transferred to the customers based on the terms of the sales contracts if other criteria are met.

(u) Cost of revenues

Cost of revenues consists of production related costs including costs of silicon raw materials, consumables, direct labor, overhead costs, depreciation of plant and equipment, contractor and processing fees and warranty costs. Shipping and handling costs incurred on sale of products and included in sales and marketing expense were $1,207,752, $4,800,640 and $9,058,534 for the years ended December 31, 2009, 2010 and 2011, respectively.

(v) Research and development

Costs related to the design, formulation and testing of new products or process alternatives are include in research and development expenses. Research and development costs are expensed when incurred.

(w) Warranty costs

The Company’s solar modules are typically sold with 25 year warranties against specified declines in the initial minimum power generation capacity at the time of delivery. The Company also provides warranties for solar modules against defects in materials and workmanship for a period of five or ten years from the date of sale. Warranty cost is accrued as revenue is recognized. Due to the limited solar module manufacturing history, the Company does not have a significant history of warranty claim. Cost of warranties is estimated based on an assessment of the Company’s and competitors’ accrual history, industry-standard testing, estimates of failure rates from quality review and other assumptions that are considered to be reasonable under the circumstances. Actual warranty costs are accumulated and charged against accrued warranty liability. To the extent that actual warranty cost differs from the estimates, the Company will prospectively revise the accrual rate. As such estimates are subjective, the Company will continue to analyze its claim history and the performance of its products and compare against its competitors, industry data for warranty claims, and other assumptions, such as academic research, to determine whether its accrual is adequate. As a recent entrant in the market, the Company has adopted a warranty accrual rate of 1.0% of PV module revenues, based on its assessment of industry norms which also represents the Company's best estimate to date. Should it begin to experience warranty claims differing from its accrual rate, the Company would prospectively revise the warranty accrual rate.

(x) Government grants

Government grants received by the Company consist of unrestricted grants and subsidies and restricted grants. Depending upon the nature of grant, government grants are recognized as either other operating income or as a reduction of property, plant and equipment.

The Company recorded $1,661,588, $1,059,995 and $4,305,347 for the years ended December 31, 2009, 2010 and 2011 in other operating income, respectively. Government grants related to property, plant and equipment are recorded as deferred liabilities and are amortized on a straight-line basis over the useful life of associated assets. The Company received government grant related to property, plant and equipment and land use right of $5,959,476, $13,882,069 and $7,132,358 during the years ended December 31, 2009, 2010 and 2011, respectively, and amortized $nil, $306,965 and $628,133 in other operating income for the years ended December 31, 2009, 2010 and 2011, respectively.

(y) Other operating expense (income)

Other operating expense (income) primarily consists of gains or losses on disposal of fixed assets and subsidies received from the government.  Additionally, during 2011, the Company recorded a gain of $13.5 million arising from the forfeiture of a prepaid deposit due to the breach of a solar wafer contract by one of its customers.

(z) Foreign currency

The functional currency of ReneSola Ltd is the United States Dollar (“U.S. dollar”). The functional currency of ReneSola's subsidiaries in the PRC is Renminbi (“RMB”). The functional currency of ReneSola America and ReneSola Singapore is the U.S. dollar, and the functional currency of ReneSola Germany is Euro.

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

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Company’s cash and cash equivalents denominated in RMB amounted to RMB1,887,831,492 ($286,034,789) and RMB 1,815,422,496 ($288,440,808) at December 31, 2010 and 2011, respectively. And the Company’s restricted cash denominated in RMB amounted to RMB 222,026,907 ($33,640,407) and RMB 360,623,203 ($57,297,257) at December 31, 2010 and 2011, respectively.

(aa) Fair value of financial instruments

Fair value represents the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (also referred to as an exit price). The Company utilizes a hierarchy for inputs used in measuring fair value that gives the highest priority to observable inputs and the lowest priority to unobservable inputs. Valuation techniques used to measure fair value shall maximize the use of observable inputs.

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

(ab) Derivative financial instruments

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

In 2010, the Company began to employ foreign currency cash flow hedge accounting with respect to certain foreign-currency forward exchange contracts that the company entered into to hedge potential changes in the cash flow of forecasted foreign currency denominated sales transactions within the next two years attributable to changes in foreign currency exchange rates. When the designed hedging relationships are highly effective, the effective portion of gain or loss on the designated derivative instruments is recorded in accumulated other comprehensive income, net of tax, until the underlying hedged transaction is recognized in the consolidated income statements. The ineffective portion of cash flow hedges, if any, is recognized in income immediately. The effectiveness of designated hedging relationships is tested and documented on a quarterly basis. In the fourth quarter of 2011, as the hedged sales transactions were determined to no longer be probable of occurrence as the contract was under re-negotiation and would likely be terminated, the cash flow hedge accounting was discontinued and accordingly, the entire balance in accumulated other comprehensive income was reclassified into net gain (loss) on derivative instruments. The net change associated with hedging transaction was $nil, ($797,091) and ($1,236,306) in the year ended December 31, 2009, 2010 and 2011.

The loss from change in fair value of derivatives, which qualified for cash flow hedge accounting, reported in accumulated other comprehensive income was $797,091 and $1,236,306 in the years ended December 31, 2010 and 2011, respectively. Of these amounts, $83,594 and $1,164,711 were reclassified into revenue upon realization of the hedged transactions in the end years ended December 31, 2010 and 2011, respectively. As a result of designed hedging relationship becoming ineffective in the fourth quarter of 2011, the balance of $785,092 recorded in accumulated other comprehensive income was reclassified into net gain (loss) on derivatives. Accordingly, the ending balance recorded in accumulated other comprehensive income was $713,497 and $nil as of December 31, 2010 and 2011, respectively. Additionally, the fair value change after the discontinuance of cash flow hedge was $3,689,043.

The Company's other derivative instruments do not qualify for hedge accounting. Accordingly, gains or losses resulting from changes in the values of those derivative instruments are recognized as (gain) loss on derivatives, net, in the consolidated income statement.

Net (gains) losses on derivative instruments from foreign currency forward exchange contracts were $nil, ($6,268,072) and $15,296,530, in the years ended December 31, 2009, 2010 and 2011, respectively. As of December 31, 2011, the Company has outstanding foreign exchange forward contracts with a total notional amount of $130,710,000, with none qualified for hedge accounting.

As of December 31, 2010, the Company has $11,659,723 in current derivative assets, $1,380,585 in current derivative liabilities, and $1,583,733 in non-current derivative liabilities in total. Of these amounts, $840,596 of current derivative assets, $5,548 of current derivative liabilities, and $1,583,733 of non-current derivative liabilities qualified for hedge accounting, respectively. As of December 31, 2011, the Company has $880,917 in current derivative assets, $27,283 in non-current derivative assets, $218,106 in current derivative liabilities, and $181,686 in non-current derivative liabilities in total, none of which qualified for hedge accounting.

(ac) Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing income attributable to holders of common shares by the weighted average number of common shares outstanding during the year. Diluted earnings (loss) per share reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted into common shares.

During 2010 and 2011, the Company issued 750,500 and 40,000 ordinary shares to its share depository bank which will be used to settle stock option awards upon their exercise, respectively. No consideration was received by the Company for this issuance of ordinary shares. These ordinary shares are legally issued but are treated as escrowed shares for accounting purposes and therefore, have been excluded from the computation of earnings per share. Any ordinary shares not used in the settlement of stock option awards will be returned to the Company.

(ad) Share-based compensation

The Company recognizes expenses for services received in exchange for awards of equity instruments based on the grant-date fair value of the award as determined by the Black-Scholes option pricing model, net of estimated forfeitures. The estimated compensation cost is recognized ratably over the period the grantee is required to provide services per the conditions of the award. See Note 14, “Share Based Compensation”, for further details.

(ae) Comprehensive income (loss)

Comprehensive income is the change in equity during a period from transactions and other events and circumstances from non-shareholder sources. Components of the Company’s comprehensive income include net income, foreign currency translation adjustments, unrealized gains and losses on available-for-sale investments and fair value change of the derivatives qualify for hedge accounting.

Components of accumulated other comprehensive income:

	At December 31,
	2010	2011
Foreign currency translation adjustments	$39,223,982	$71,645,808
Unrealized gains and losses on available-for-sale investments	(2,329,761)	-
Fair value change of the derivatives qualify for hedge accounting	(713,497)	-
	$36,180,724	$71,645,808

(af) Treasury Stock

On August 20, 2011, the Company's Board of Directors authorized the Company to repurchase up to $100 million in aggregate value of its outstanding ordinary shares through open market or private transactions during a six months period ending in February, 2012, depending on market condition. On September 6, 2011 and September 9, 2011, the Company repurchased 309,924 and 335,500 ADSs, respectively, on the open market at a price of $3.0614 and $2.9271, respectively, for a total purchase price of $1,943,822. The Company has legal title to the shares, and no other party has the voting rights associated with these shares.

(ag) Concentrations of credit risk

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

(ah) Recently issued accounting pronouncements

1)	In April 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS. This ASU amends current fair value measurement and disclosure guidance to include increased transparency around valuation input and investment categorization. ASU 2011-04 is effective for fiscal years and interim periods beginning after December 15, 2011, with early adoption prohibited. The Company does not believe that the adoption of ASU 2011-04 in 2012 will have an impact on its consolidated financial statements.

2)	In June 2011, the FASB issued ASU 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income. ASU 2011-05 allows an entity to present components of net income and other comprehensive income in one continuous statement, referred to as the statement of comprehensive income, or in two separate, but consecutive statements. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. While the new guidance changes the presentation of comprehensive income, there are no changes to the components that are recognized in net income or other comprehensive income under current accounting guidance. This guidance, which is to be applied retrospectively, is effective for fiscal years and interim periods within those years, beginning after December 15, 2011. In December 2011, the FASB issued ASU 2011-12, Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05. ASU 2011-12 deferred the effective date of the specific requirement in ASU 2011-05 to present items that are reclassified out of accumulated other comprehensive income to net income alongside their respective components of net income and other comprehensive income. The Company is evaluating the effect the adoption of these ASUs will have on its consolidated financial statements.

3)	In September 2011, the FASB issued ASU 2011-08, Intangibles - Goodwill and Other (Topic 350): Testing Goodwill for Impairment. ASU 2011-08 permits an entity to make a qualitative assessment of whether it is more-likely-than-not that a reporting unit's fair value is less than its carrying value to determine whether it is necessary to perform the two-step goodwill impairment test. If it is determined through the qualitative assessment that a reporting unit’s fair value is more-likely-than-not greater than its carrying value, the two-step impairment tests are not required. The qualitative assessment is optional, allowing entities to go directly to the two-step impairment test. ASU 2011-08 is effective for annual and interim goodwill impairment tests performed in fiscal years beginning after December 15, 2011, with early adoption permitted. The Company does not believe that the adoption of ASU 2011-08 will have an impact on its consolidated financial statements.

4)	In December 2011, the FASB issued ASU 2011-11, Balance Sheet (Topic 210), Disclosures about Offsetting Assets and Liabilities, which require companies to disclose information about financial instruments that have been offset and related arrangements to enable users of their financial statements to understand the effect of those arrangements on their financial position. Companies will be required to provide both net (offset amounts) and gross information in the notes to the financial statements for relevant assets and liabilities that are offset. ASU 2011-11 is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013. The Company will evaluate the effect of the adoption of ASU 2011-11 on its consolidated financial statements in 2013.

3. ACQUISITION

1) Acquisition of JC Solar

On May 31, 2009, the Company completed the acquisition of JC Solar, in order to acquire JC Solar’s solar cell and module business as part of the Company’s vertical integration strategy. Total consideration for the acquisition was approximately RMB 140,300,000 ($20,548,338), in cash.

Purchase price allocation

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

The Company recognized the acquired intangible assets, including order backlog and customer relationships, based on the valuation results. The fair values of the intangible assets were calculated using the income approach. The order backlog was valued as $219,752, and was fully amortized in 2009. The customer relationships were valued at $4,497,581, and were fully amortized as of December 31, 2010.

The following table summarizes unaudited pro forma results of operation for the year ended December 31, 2009 assuming that the acquisition of JC Solar occurred as of January 1, 2009. The pro forma results have been prepared for comparative purpose only based on management’s best estimates regarding the impact of the period from of January 1, 2009 to May 31, 2009 resulting from purchase accounting adjustments to increase the carrying value of inventories on January 1, 2009 and do not purport to be indicative of the results of operations which actually would have resulted had the acquisition occurred as of January 1, 2009 (in thousands).

Year ended
December 31,
2009
(Unaudited)

Pro forma revenue	$551,464
Pro forma net income	$(68,111)
Pro forma profit attributable to holders of common shares	$(68,111)
Pro forma earnings per share:
Basic	$(0.46)
Diluted	$(0.46)
Weighted average number of shares used in computation:
Basic	147,553,679
Diluted	147,553,679

2) Acquisition of Aoguang

On June 10, 2011, the Company completed the acquisition of Aoguang, the primary purpose of which was to obtain Aoguang’s business license for the production of polysilicon, in order to facilitate the Company’s cost-reduction strategy by expanding its polysilicon production capacity. Total consideration for the acquisition was approximately RMB7,600,000 ($1,172,824), substantially all of which was assigned to the business license as a result of the purchase price allocation. Aoguang's results of operations have been included in the Company since the date of acquisition, are limited and are not material to the Company.

4. ALLOWANCES FOR DOUBTFUL RECEIVABLES

Allowances for doubtful receivables are comprised of allowances for accounts receivable and allowances for other receivables. The Company made provision (reversal) for doubtful debts in the aggregate amount of $9,872,894, $3,919,044 and ($1,374,668) during the year ended December 31, 2009, 2010 and 2011, respectively. The reversal of the allowance in 2011relates to the collection of payments from certain of the Company's module customers in connection with receivables that were previously provided for.

Analysis of allowances for accounts receivable is as follows:

	At December 31,
	2010	2011
Beginning of the year	$114,271	$2,412,695
Allowances (reversal) made during the year	2,237,042	(1,402,085)
Foreign exchange effect	61,382	79,664
Closing balance	$2,412,695	$1,090,273

Analysis of allowances for other receivables is as follows:

	At December 31,
	2010	2011
Beginning of the year	$9,456,014	$8,733,597
Allowances made during the year	42,379	—
Write off	(774,792)	—
Foreign exchange effect	9,996	5,717
Closing balance	$8,733,597	$8,739,314

Analysis of allowances for advances for purchases of property, plant and equipment is as follows:

	At December 31,
	2010	2011
Beginning of the year	$—	$887,888
Allowances made during the year	1,808,989	321,430
Write off	(943,340)	—
Foreign exchange effect	22,239	58,247
Closing balance	$887,888	$1,267,565

Analysis of allowances for advances to suppliers is as follows:

	At December 31,
	2010	2011
Beginning of the year	$4,887,683	$4,661,198
Reversal during the year	(169,366)	(294,013)
Write-off	(133,587)	—
Foreign exchange effect	76,468	38,665
Closing balance	$4,661,198	$4,405,850

5. INVENTORIES

	At December 31,
	2010	2011
Raw materials	$81,253,788	$61,109,992
Work-in-process	69,820,115	41,789,430
Finished goods	19,524,890	51,282,191
Total inventories	$170,598,793	$154,181,613

In 2009, 2010 and 2011, inventory was written down by $71,252,806, $1,165,610 and $48,992,463, respectively, to reflect the lower of cost or market.

The Company recorded $nil, $nil and $3.9 million provision for purchase commitments during the years ended December 31, 2009, 2010 and 2011, respectively, in cost of revenues. The accrued provision is recorded in other current liabilities and amounted to $nil and $3,940,000 as of December 31, 2010 and 2011, respectively.

6. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net, comprise:

	At December 31,
	2010	2011
Buildings	$151,404,817	$187,073,104
Leasehold improvement	93,423	93,424
Plant and machinery	720,203,388	808,513,361
Motor vehicles	3,439,748	4,969,476
Office equipment	8,198,446	10,174,496
	883,339,822	1,010,823,861

Less: Accumulated depreciation	106,055,552	189,232,340
	777,284,270	821,591,521
Construction in progress	24,187,578	158,573,094
Property, plant and equipment, net	$801,471,848	$980,164,615

Construction in progress represents new production facilities under construction in Zhejiang Yuhui, Sichuan ReneSola, Sichuan Ruiyu, and Qinghai Yuhui.

Depreciation expense for the years ended December 31, 2009, 2010 and 2011 was $28,131,084, $54,205,916 and $82,730,940 respectively.

During the fourth quarter of 2011, as a result of weak market conditions and a significant decline in the Company's market capitalization to a level lower than its net book value, the Company concluded that circumstances existed which required the Company to test certain long-lived assets for recoverability. Based on the recoverability tests performed, the Company determined that no impairment was required. No impairment charges were recognized during the years ended December 31, 2009, 2010 or 2011.

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

Assets and liabilities carried at fair value as of December 31, 2011 are classified in the categories described above based on the lowest level input that is significant to the fair value measurement in its entirety.

Recurring basis

The following table displays assets and liabilities measured on the Company’s consolidated balance sheet at fair value on a recurring basis subsequent to initial recognition:

	As of December 31, 2011
	Fair Value Measurements at Reporting Date Using
	Total Fair Value and Carrying Value on the Balance Sheet	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Cross currency forward exchange contracts -recorded as derivative assets	908,200	—	908,200	—
Cross currency forward exchange contracts -recorded as derivative liabilities	(399,792)		(399,792)	—
	$508,408	$—	$508,408	$—

	As of December 31, 2010
	Fair Value Measurements at Reporting Date Using
	Total Fair Value and Carrying Value on the Balance Sheet	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Available-for-sale investment	$3,331,540	$3,331,540	$—	$—
Cross currency forward exchange contracts -recorded as derivative assets	11,659,723	—	11,659,723	—
Cross currency forward exchange contracts -recorded as derivative liabilities	(2,964,318)		(2,964,318)	—
	$12,026,945	$3,331,540	$8,695,405	$—

Available-for-Sale Investments—Investments in available-for-sale securities consist of equity shares of a publically listed company. The fair value is measured using the closing stock price from the exchange market as of the measurement date and is classified as Level 1 valuation.

On October 22, 2009, the Company obtained an equity interest in a Canadian listed company ("Listed Company"), by settling an outstanding advance to this supplier for $19,019,325 whose common shares are traded on the Toronto Stock Exchange. The Company accounted for this investment as an available-for-sale investment, based on the closing price on October 22, 2009 and the shares obtained. The $3,331,540 balance at the end of 2010 represents the fair value of the investment based on subsequent measurements of the investment's fair value. No impairment charges were recorded in 2010 based on the Company's evaluation of the severity of the impairment, the duration of the impairment, the near-term prospects of the investee and the Company's ability and intent to hold the investment for a reasonable period of time sufficient for a forecasted recovery of fair value. However, due to the continued liquidity constraints of the Listed Company, combined with the deteriorating market condition, trading for its common shares became suspended on January 3, 2012. Additionally, Toronto Stock Exchange ("TSX") has determined to delist the common shares of this Canadian listed company effective at the close of market on February 6, 2012. The delisting was imposed due to its failure to meet the continued listing requirements of the TSX as a result of the commencement of proceedings under the Companies' Creditors Arrangement Act on January 3, 2012 (the "CCAA Proceeding"). The Company determined that this is the culmination of the Listed Company's significant liquidity issues that existed at the end of December 31, 2011 and thus, impaired the entire balance in 2011.

Derivatives—The Company's use of derivatives primarily consists of foreign currency forward contracts. As quoted prices in active markets for identical assets are not available, the Company uses quotes obtained from professional pricing sources. The Company performs internal validation procedures on quotes from pricing sources using valuation techniques commonly used in the industry, and also considers the credit ratings of respective counterparties in determining the impact of risk of defaults on the valuation of derivative assets. These fair value measurements are classified as level 2.

Cash and cash equivalents, restricted cash, accounts receivable, accounts payable, accounts due to and from related parties, and short-term borrowings are carried at cost on the consolidated balance sheets and the carrying amount approximates their fair value because of the short-term nature of these financial instruments.

The carrying amount of the Company’s outstanding convertible notes as of December 31, 2010 and 2011 was $nil and $111.6 million, respectively. The estimated fair value of those debts was $nil and $68.3 million, respectively, as of December 31, 2010 and 2011. The fair value was measured based on observable market quotes.

The Company’s long-term bank borrowing consists of floating rate loans that are reset annually. The carrying amount of long-term borrowings (including the current portions) was $215.2 million and $236.5 million as of December 31, 2010 and 2011, respectively. The estimated fair value of long-term borrowings (including the current portions) was $214.0 million and $233.6 million as of December 31, 2010 and 2011, respectively. The fair value is measured using discounted cash flow technique based on current rates for comparable loans on the respective valuation date.

8. INCOME TAXES

The tax (expense) benefit comprises:

	Years ended December 31,
	2009	2010	2011
Income (loss) before income tax
PRC	$(84,461,049)	$221,358,721	$(13,323,000)
Other jurisdictions	(28,308,492)	7,635,169	8,802,696
Total	(112,769,541)	228,993,890	(4,520,304)

Current tax expense
PRC	$(2,686,662)	$(15,480,534)	$(6,860,939)
Other jurisdictions	(7,838)	(158,198)	(3,046,111)
Subtotal	(2,694,500)	(15,638,732)	(9,907,050)
Deferred tax benefit (expense)
PRC	$41,566,764	$(44,846,217)	$17,505 ,652
Other jurisdictions	2,284,079	487,145	(2,747,123)
Subtotal	43,850,843	(44,359,072)	14,758,529
Total income tax benefit (expense)	$41,156,343	$(59,997,804)	$4,851,479

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

Zhejiang Yuhui increased its registered capital to $238.1 million in December 2009 then to $275.3 million in December 2010, and then to $309.1 million in December 2011. According to relevant PRC tax regulations promulgated before the new Enterprise Income Tax Law which became effective on January 1, 2008, it was entitled to additional tax holiday with respect to the income attributable to operations funded by the increased capital, upon written approval by the tax authority.

On December 26, 2007, the State Council issued a Notice of the State Council Concerning Implementation of Transitional Rules for Enterprise Income Tax Incentives (“Circular 39”). Based on Circular 39, enterprises that were established and already benefited from preferential tax treatments before March 16, 2007 will continue to benefit from them (i) in the case of preferential tax rates, for a period of five years to transition from lower rate to statutory income tax rate of 25% starting from January 1, 2008, and the enterprises that previously enjoyed the tax rate of 24% shall be subject to the tax rate of 25% from 2008, and (ii) in the case of preferential tax exemption or reduction for a specified term, until the expiration of such term or 2012, whichever is earlier.

Pursuant to Circular 39, Zhejiang Yuhui is entitled to benefit from the residual tax holiday granted before the effectiveness of new Enterprise Income Tax ("EIT") Law. With this tax holiday, the blended tax rate for Zhejiang Yuhui is 23% for 2010 and 25% for 2011 and onwards.

Under a separate new tax incentive policy after the new Enterprise Income Tax Law became effective in 2008, Zhejiang Yuhui obtained the approval of New and High-Tech Enterprise (“HNTE”) status in 2009. With this approval, Zhejiang Yuhui was allowed to apply a reduced income tax rate of 15% for the period of three years (2009 to 2011).

For PRC entities, the qualified research and development expenses incurred by them for development of new technology, new products and new techniques could have a 50% super deduction in addition to the actual expense deductions for PRC enterprise income tax purpose.

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

Sichuan ReneSola, ReneSola Shanghai, JC Solar, Zhejiang ReneSola, Sichuan Ruiyu, Sichuan Ruixin, Sichuan OuRuida, Sichuan SiLiDe, Qinghai Yuhui, Jiashan Xujing, Zhejiang Ruiyi and Zhejiang Sciborn are incorporated in the PRC. The corporate income tax rate is 25%.

During the year ended December 31, 2009, 2010 and 2011, the Company recorded provision of $nil, $nil and reversal of liabilities of ($1,439,880) respectively, for unrecognized tax benefits which affected the effective income tax rate. It also recognized interest and/or penalties associated with the uncertain tax positions. The reversal of tax liabilities recorded in 2011 was mainly associated with the release of withholding tax liability associated with capital gains arising from the sale of a Joint Venture, which management subsequently determined would not be realized, and as such the withholding tax liability previously recorded was released.

The following is the tabular reconciliation of liabilities for unrecognized tax benefits:

	Years ended December 31,
	2009	2010	2011
Unrecognized tax benefit-Opening balance	$1,645,182	$1,645,182	$1,645,182
Release of tax liability	—	—	(1,439,880)
Unrecognized tax benefit-Closing balance	$1,645,182	$1,645,182	$205,302

The Company classifies interest and penalties related to income tax matters in income tax expense. As of December 31, 2009, 2010 and 2011, the amount of interests and penalties related to uncertain tax positions was immaterial. The Company does not anticipate any significant increases or decreases to its liabilities for unrecognized tax benefits within the next twelve months.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of taxes exceeding RMB100,000 (approximately $15,000) is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. The Company’s PRC subsidiaries are therefore subject to examination by the PRC tax authorities from 2005 through 2011 on non-transfer pricing matters, and from 2000 through 2011 on transfer pricing matters.

The principal components of deferred income tax assets and liabilities are as follows:

	At December 31,
	2010	2011
Deferred tax assets:
Investment tax credit carry forwards	$767,018	$—
Property, plant and equipment	187,521	691,221
Inventories provision	522,879	6,889,765
Tax losses	9,384,168	18,484,704
Other-than-temporary impairment loss on available-for-sale investment	2,818,197	—
Contingent liability	2,156,647	4,057,237
Derivative liability	696,904	80,518
Bad debts provision	1,469,560	954,012
Deferred gain	4,907,999	5,211,008
Purchase commitment	—	985,000
Others	377,775	512,688
Total deferred tax assets	23,288,668	37, 866,153
Analysis as
Current	$14,762,758	$12,709,364
Non-current	8,525,910	25,156,789
	$23,288,688	$37,866,153
Deferred tax liabilities:
Property, plant and equipment	$436,943	$417,370
Prepaid land use right	312,370	320,505
Derivative assets	604,836	227,050
Unrealized profit	1,116,700	—
Others	56,818	—
Total deferred tax liabilities	$2,527,667	$964,925
Analysis as:
Current	$1,778,355	$220,229
Non-current	749,312	744,696
	$2,527,667	$964,925

Zhejiang Yuhui purchased equipment manufactured in the PRC in 2006 and 2007. In accordance with PRC tax regulations, Zhejiang Yuhui is entitled to receive investment tax credits equivalent to 40% of the purchased amount upon written approval by the competent tax authority. No tax credit for the purchase of domestic equipment will be granted after January 1, 2008. As of December 31, 2011, Zhejiang Yuhui's tax credit carry forwards were expired. As of December 31, 2011, the Company’s subsidiaries Zhejiang Yuhui had net operating loss carry forwards of $51,408,777 which will expire in 2014 and $22,530,039 which will expire in 2016.

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

Reconciliation between the applicable statutory income tax rate and the Company’s effective tax rate for the years ended December 31, 2009, 2010 and 2011 is as follows:

	Years ended December 31,
	2009	2010	2011
PRC applicable income tax rate	25.0%	25.0%	25.0%
Timing difference reversed in the year with higher rate	16.7%	3.1%	129.7%
Valuation allowance	(0.7)%	(0.3)%	—
Expiration of tax credit	—	—	(17.3)%
Effect of different tax rate of subsidiaries	(6.2)%	0.1%	1.6%
Non-deductible expense	(0.7)%	(0.2)%	(131.1)%
R&D super deduction	0.6%	(1.2)%	67.5%
Reversal of uncertain tax position	—	—	31%
Others	1.7%	(0.3)%	0.9%
Effective income tax rate	36.4%	26.2%	107.3%

The aggregate amount and per share effect of the Tax Holiday are as follows:

	Years ended December 31,
	2009	2010	2011
Aggregate	$18,825,543	$5,137,990	$5,006,341
Per share effect -basic	$0.13	$0.03	$0.03
Per share effect-diluted	$0.13	$0.03	$0.03

In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises (“FIEs”) earned after January 1, 2008, are subject to a 10% withholding income tax. Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting basis over tax basis in a domestic subsidiary. However, a deferred tax liability is not recognized if the basis difference is not expected to reverse in the foreseeable future and is expected to be permanent in duration. The Company believes that the PRC entities' undistributed earnings generated after January 1, 2008 will be permanently reinvested in the PRC entities. As such, no deferred taxes have been recorded on these undistributed earnings of the Company's PRC subsidiaries as these differences are not expected to reverse in the foreseeable future and are expected to be permanent in duration.

9. BORROWINGS

The Company’s bank borrowings consist of the following:

	At December 31,
	2010	2011
Short-term	$307,131,331	$479,058,697
Long-term, current portion	93,666,573	91,834,952
Subtotal	400,797,904	570,893,649
Long-term	121,515,030	144,668,887
	$522,312,934	$715,562,536

As of December 31, 2010 and 2011, the maximum bank credit facilities granted to the Company were $826,591,115 and $1,407, 552,562, respectively, of which, $580,896,655 and $714,905,784 were drawn down and $245,694,460 and $692,646,778 were available as of December 31, 2010 and 2011, respectively.

As of December 31, 2010, short-term borrowings of $192,908,898 and long-term borrowings of $96,666,570 were secured by property, plant and equipment with carrying amounts of $130,680,160, inventories of $61,363,575, prepaid land use right of $11,394,144 and accounts receivable of $15,151,500. As of December 31, 2011, short-term borrowings of $16,682,820 and long-term borrowings of $107,246,700 were secured by property, plant and equipment with carrying amounts of $265,000,539, prepaid land use right of $15,603,442 and accounts receivable of $7,435,279.

In addition, $27,272,700 and $nil of short-term borrowings, and $78,787,800 and $82,619,680 of long-term borrowings were guaranteed by personal assets of Mr. Xianshou Li, the Company's chief executive officer, and his family as of December 31, 2010, and 2011, respectively.

a) Short-term

Interest rates for all short-term borrowings are variable for certain portions of the short-term borrowings, and are updated every one month. The weighted average interest rate of short term loans was 4.89%, 4.72 % and 5.38 % in the years ended December 31, 2009, 2010 and 2011, respectively. The borrowings are repayable within one year.

b) Long-term

Interest rates are variable for certain portions of the long-term borrowings, and are updated every three months, once a year or according to a predetermined schedule. The weighted average interest rate of long-term borrowings was 6.27%, 6.33 % and 6.54 % in the year ended December 31, 2009, 2010 and 2011, respectively. There are financial covenants associated with Sichuan ReneSola long-term borrowings $82,619,680, related to gross margin and sales on cash or advances, and financial covenants associated with Zhejiang Yuhui long-term borrowings $12,710,720, related to asset-liability ratio and current ratio.

As of December 31, 2011, Sichuan Renesola and Zhejiang Yuhui are in compliance with all debt covenants. Future principal repayment on the long-term bank loans are as follows:

2012	$91,834,952
2013	$117,658,607
2014	$—
2015	$27,010,280
$236,503,839

c) Interest expense

Interest expense incurred for the years ended December 31, 2009, 2010 and 2011 was $24,350,028, $28,827,891 and $40,898,780, respectively, of which $11,802,511, $5,823,410 and $2,955,967 has been capitalized in the carrying value of property, plant and equipment.

10. OTHER CURRENT LIABILITIES

The Company’s other current liabilities are summarized below:

	At December 31,
	2010	2011
Payable for purchase of property, plant and equipment	49,088,978	84,832,129
Provision for firm purchase commitment loss	—	3,940,000
Other payables	30,544,157	26,196,708
	79,633,135	114,968,837

11. CONVERTIBLE SENIOR NOTES

i)     On March 26, 2007, the Company issued RMB928,700,000 ($119,994,820) of U.S. Dollar-Settled 1% Convertible Bonds ("Convertible Bonds") due March 26, 2012, which are convertible into ordinary shares (the "New Shares") of the Company. The U.S. dollar settlement is based on the prevailing spot rate at the date of settlement. The Convertible Bonds rank pari passu with all other present and future unsecured and unsubordinated obligations of the Company. The key terms of the Convertible Bonds are as follows:

Interest. The Convertible Bonds bear interest at the rate of 1% per annum, payable semi-annually in arrears on March 26 and September 26, commencing September 26, 2007.

Redemption at maturity. Each Convertible Bond will be redeemable upon maturity at an amount equal to the U.S. dollar equivalent of its RMB principal amount multiplied by 105.90% together with any accrued but unpaid interest (the "Redemption Amount").

Conversion. The Convertible Bonds may be converted into ordinary shares at the option of the holders at any time on or after April 10, 2007 until March 11, 2012. The number of ordinary shares to be issued on conversion will be determined by dividing the RMB principal amount of the Convertible Bonds to be converted (translated into Pound Sterling at the fixed exchange rate of RMB15.0633 to £ 1.00) by the conversion price in effect at the conversion date. The conversion price is initially £ 5.88 per share and is subject to adjustment upon the occurrence of specified events. Based on the conversion price of £ 5.88 the number of ordinary shares to be allotted and issued by the Company on full conversion of the Convertible Bonds will be approximately 10,485,231.

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

Put Options. The holders have the option to require the Company to redeem all or some of the Convertible Bonds at the U.S. dollar equivalent amount of the early call redemption amount plus any accrued but unpaid interest at the occurrence of a change of control or a delisting of the Company's shares on Alternative Investment Market of the London Stock Exchange ("AIM"). In addition, on the third anniversary (March 26, 2010), the holders will have a right to redeem all or some of the bonds at a redemption price equal to the U.S. dollar equivalent of its RMB principal amount multiplied by 103.47% together with any accrued but unpaid interest (the "Early Redemption Amount").

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

As of December 31, 2009, 2010 and 2011, the carrying value of the Convertible Bonds was $32,474,501, $nil and $nil, respectively. The early redemption premium of $4,158,936 is amortized from March 26, 2007, the date of issuance, to March 26, 2010, the earliest redemption date, using the straight-line method, which approximates the effective interest rate method. For the year ended December 31, 2009, 2010 and 2011, the Company recognized total finance cost on the Convertible Bonds of $3,511,053, $241,117 and $nil, respectively.

ii) On March 15, 2011, the Company issued $175,000,000 of U.S. Dollar-Settled 4.125% Convertible Senior Notes (“Notes”) due March 15, 2018, which are convertible into American Depositary Shares (the “ADSs”) , each currently representing two ordinary shares of the Company. On April 7 2011, an over-allotment option up to $25,000,000 aggregate principal amount of Notes were fully exercised by initial purchasers. The key terms of the Notes are as follows:

Interest. The Notes bear interest at the rate of 4.125% per annum, payable semi-annually in arrears on March 15 and September 15, commencing September15, 2011.

Redemption at maturity. Each Note will be redeemable upon maturity at price of 100% of principal amount plus accrued interest, if any, from March 15, 2016.

Conversion. The Notes may be converted into ADSs at the option of the holders at any time prior to maturity. The conversion price is initially $10.5473 per ADS and is subject to adjustment upon the occurrence of specified events but will not be adjusted for accrued and unpaid interest, if any. Based on the conversion price of $10.5473 per ADS, the number of ADSs to be allotted and issued by the Company on full conversion of the Notes will be approximately 18,962,269.

Put Options. The holders have the option to require the Company to redeem all or any portion of the Notes on March 15, 2016 (the "repurchase date"), at a repurchase price equal to 100% of the principle amount plus any accrued and unpaid interest, if any, to, but excluding the repurchase date.

Capped call transaction. In connection with the pricing of the Notes, the Company has entered into a capped call transaction with an affiliate of one of the initial purchasers of the Notes (the "hedge counterparty"). The capped call transaction is expected generally to reduce potential dilution to the Company's ordinary shares and ADSs upon conversion of the Notes. The cap price under the capped call transaction is $15.0675 per ADS, and the premium of preliminary and over-allotment option is $21,504,779 and $3,197,500, respectively. The premium was first credited to additional paid-in capital, and then to retained earnings once additional paid-in capital was reduced to zero. No beneficial conversion feature charge was recognized for the issuance of the Notes as the estimated fair value of the ordinary shares was less than the conversion price on the date of issuance.

The embedded conversion option and put options are not bifurcated and recognized as derivatives.

For the year ended December 31, 2011, approximately $88,384,000 par value Notes was repurchased using cash of $57,055,127. The related deferred issuance costs of $2,978,934 were expensed. The Company recorded a net gain of $28,349,939 on the repurchase of the Notes. As a result of the repurchase of these Notes, a portion of the premium paid in connection with the capped call facility of $861,280 was refunded.

 As of December 31, 2011, the carrying value of the Notes was $111,616,000. For the year ended December 31, 2011, the Company paid issuance costs of $6,054,937, which are being amortized from the date of issuance, to the redemption date, using the straight-line method, which approximates the effective interest rate method. The amortization expense was $881,172 for the year ended December 31, 2011.

12. COMMON SHARES

On May 22, 2009, the Company issued 4,000,000 common shares, equivalent to 2,000,000 American Depositary Shares, for early redemption of Convertible Bonds.

On October 5, 2009, the Company issued 31,000,000 common shares, equivalent to 15,500,000 American Depositary Shares, in an additional public offering on the New York Stock Exchange for proceeds of $73,625,000. The Company incurred share issuance costs of $5,517,092 which were netted against the proceeds.

13. SHARE REPURCHASE PROGRAM

In August 2011, the Company adopted a share repurchase program enabling it to repurchase up to an aggregate of $100 million of its ADSs, each representing its two ordinary shares. As of December 31, 2011, the Company repurchased an aggregate of 645,424 ADSs, representing 1,290,848 ordinary shares, on the open market for total cash consideration of $1,943,822.

14. SHARE BASED COMPENSATION

Share Award to Employees

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

A summary of the status of nonvested shares is presented below:

	Number of shares	Weighted Average Grant-Date Fair value	Aggregate Intrinsic value	Weighted Average Remaining Contractual life
Nonvested at January 1, 2011	40,000	4.47	—	0.91
Vested	(40,000)	4.47	—
Nonvested at December 31, 2011	—	—	—	—
Vested at December 31, 2011	593,333	2.80	—

Compensation cost of $240,702, $ 177,926 and $162,241 has been recorded in general and administrative expenses for the years ended December 31, 2009, 2010 and 2011, respectively. At December 31, 2011, there was no unrecognized compensation cost. The total fair value of shares vested during the year ended December 31, 2009, 2010 and 2011 was $234,644, $78,215 and $37,600, respectively.

2007 Share Incentive Plan

On September 27, 2007, the Company adopted the ReneSola Ltd 2007 Share Incentive Plan (the “Plan”) that provides for grant of share options, restricted shares and restricted share units to employees in the Plan. A maximum of 7,500,000 authorized but unissued shares of the Company have been reserved and allocated to the Plan, whose shares were subsequently registered and are issuable upon exercise of outstanding options granted under the Plan. The Plan shall be administered by the Compensation Committee of the Board of Directors (the “Committee”).

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

Options to Employees

From January to December 2010, the Company granted 4,290,000 share options to certain employees with exercise price of $2.51 to $5.44. From January to December 2011, the Company granted 1,450,000 share options to certain employees with exercise prices of $0.74 to $4.54. The Company has used the Black Scholes model to estimate the fair value of the options using the following assumptions:

		Weighted average
	Average risk-free	expected option		Dividend
	rate of return	life	Volatility rate	yield
Granted in 2010	1.30-2.40%	4.5 years	69.36-92.03%	0%
Granted in 2011	0.81-2.20%	4.5 years	60.02-82.78%	0%

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

A summary of the option activity is as follows:

	Number of Options	Weighted Average Exercise Prices	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
Options
Outstanding on January 1, 2011	7,190,500	2.55	3.62
Granted	1,450,000	1.90	4.65
Exercised	(58,100)	2.54	2.38
Forfeited	(1,248,800)	2.79	N/A

Outstanding on December 31, 2011	7,333,600	2.80	2.94	12,500

Vested or expected to vest at December 31, 2011	6,784,627	2.76	2.93	12,500

Exercisable at December 31, 2011	2,425,600	2.82	1.88	—

On June 23, 2009, the exercise price was modified for all the outstanding share options granted before June 23, 2009, which resulted in the incurrence of incremental compensation costs. The incremental costs were $892,813, $485,502 and $379,650 for the year ended 2009, 2010 and 2011 respectively. Unrecognized costs, to be expensed over the remaining vesting period are expected to be $307,501 during the next two years.

The weighted average fair value of options granted during the years ended December 31, 2009, 2010 and 2011 was $1.82, $2.93 and $0.94, respectively.

Total intrinsic value of options exercised for the years ended December 31, 2009, 2010 and 2011 was $nil, $3,659,042 and $104,671, respectively.

Compensation cost of $3,055,471, $3,756,640 and $4,197,299 has been charged against income during the year ended December 31, 2009, 2010 and 2011, respectively. As of December 31, 2011, there was $7,584,927 in total unrecognized compensation expense related to unvested share-based compensation arrangements granted under the Plan, which is expected to be recognized over a weighted-average period of 3.47 years.

15. EMPLOYEE BENEFITS

In accordance with the relevant rules and regulations in the PRC, employees of the Company are covered by retirement benefit plans established by the local government. These plans are defined contribution plans and Zhejiang Yuhui, Sichuan ReneSola and JC Solar have contributed 14%, 20% and 20% separately of the basic salaries of its employees to such plans. In addition, Zhejiang Yuhui, Sichuan ReneSola and JC Solar are required by PRC law to contribute approximately 17.3%, 19.1% and 21.5% separately of the basic salaries of its employees for medical insurance benefits, housing funds, unemployment and other statutory benefits. Other than the contribution, there is no further obligation for payments to employees under these plans.

The total contribution was $2,364,683, $3,672,565 and $7,803,659, for the years ended December 31, 2009, 2010 and 2011, respectively.

16. DISTRIBUTION OF PROFIT

As stipulated by the relevant laws and regulations applicable to China’s foreign investment enterprises, the Company’s PRC subsidiaries are required to make appropriations from net income as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) to non-distributable reserves which include a general reserve, an enterprise expansion reserve and a staff welfare and bonus reserve. Wholly-owned PRC subsidiaries are not required to make appropriations to the enterprise expansion reserve but appropriations to the general reserve are required to be made at not less than 10% of the profit after tax as determined under PRC GAAP. The staff welfare and bonus reserve is determined by the board of directors.

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

In addition to the general reserve, the Company’s PRC subsidiaries are required to obtain approval from the local PRC government prior to distributing any registered share capital. Accordingly, both the appropriations to general reserve and the registered share capital of the Company’s PRC subsidiaries are considered as restricted net assets amounting to $430,057,497 and $ 670,474,546 as of December 31, 2010 and 2011, respectively.

17. EARNINGS PER SHARE

Basic and diluted earnings per share have been calculated as follows:

	Years ended December 31,
	2009	2010	2011
Net income (loss) attributed to holder of common shares	$(71,903,667)	$168,996,086	$332,964

Net income (loss) adjusted for dilutive securities	(71,903,667)	168,996,086	332,964

Weighted-average number of common shares outstanding—basic	147,553,679	172,870,921	173,496,901
Dilutive effect of non-vested shares	—	2,240,810	373,261

Weighted-average number of common shares outstanding—diluted	147,553,679	175,111,731	173,870,162

Basic earnings (loss) per share	$(0.49)	$0.98	$0.00

Diluted earnings (loss) per share	$(0.49)	$0.97	$0.00

Diluted earnings per share excludes10,830,075, nil and 23,918,618 common shares issuable upon the assumed conversion of the convertible debt, share options and restricted shares for the year ended December 31, 2009, 2010 and 2011, respectively, as their effect would have been anti-dilutive.

In 2010 and 2011, the Company issued 750,500 and 40,000 ordinary shares to its share depository bank which will be used to settle stock option awards upon their exercise, respectively. No consideration was received by the Company for this issuance of ordinary shares. These ordinary shares are legally issued but are treated as escrowed shares for accounting purposes and therefore, have been excluded from the computation of earnings per share. Any ordinary shares not used in the settlement of stock option awards will be returned to the Company.

18. RELATED PARTY BALANCES AND TRANSACTIONS

(a) Related party balances

Amounts due from related parties is comprised of the following amounts receivable from the sales of goods :

	At December 31,
	2010	2011
Zhejiang Yuhuan (1)	$389,091	$339,376
Jinko and its subsidiaries(2)	—	$5,867,668
Total	$389,091	$6,207,044

Amounts due to related parties are comprised of the following amounts payable to the purchase of raw materials:

	At December 31,
	2010	2011
Zhejiang Yaohui (3)	—	$1,160,512
Jinko and its subsidiaries (2)	$24,691	$3,752,565
Total	$24,691	$4,913,077

(b) Related party transactions

During the years ended December 31, 2009, 2010 and 2011, related party transactions were as follows:

	Years ended December 31,
	2009	2010	2011
Sale of goods to Jinko and its subsidiaries(2)	—	—	6,757,761
Purchase of raw materials from Jinko and its subsidiaries (2)	15,652,186	—	4,487,954
Purchase of raw materials from Zhejiang Yaohui(3)	—	—	3,672,150
Processing service provided to Jinko(2)	42,409	—	—
Rental payment to Zhejiang Yuhuan(1)	63,244	63,815	—
Rental expense to Zhejiang Yuhuan(1)	2,928	2,954	11,140

In January 2009, Mr. Xianshou Li and his family individually or jointly provided guarantees of up to RMB900,000,000 ($142,995,600), for short-term and long-term borrowings from various domestic banks from January 24, 2009 to January 24, 2014.

(1)	Zhejiang Yuhuan Solar Energy Source Co. Ltd. (“Zhejiang Yuhuan”) was controlled by Xianshou Li.
(2)	The brothers of Mr. Xianshou Li have been the founders and substantial shareholders of Jinko Solar Co., Ltd. (“Jinko and its subsidiaries”) from 2006 and 2007, respectively.

(3)	The director of ReneSola Ltd has been the General Manager of Zhejiang Yaohui Photovoltaic Co. Ltd.

19. COMMITMENTS AND CONTINGENCIES

a) Capital commitment

As of December 31, 2011, the Company had commitments outstanding to purchase property, plant and equipment for $138,689,345, of which $138,393,330 and $296,015 are due in 2012 and 2013, respectively.

b) Purchase commitments

In order to secure future silicon materials, the Company has entered into several long-term supply agreements with overseas suppliers in 2010. Under such agreements, the suppliers agreed to provide the Company with specified quantities of silicon materials, solar wafers, and the Company has made prepayments to these suppliers in accordance with the supply contracts.

The prices of some supply contracts were fixed , and total purchases commitments under such pre-determined long-term agreements were approximately $216.2 million. Future materials purchase commits are as follows:

Year ending December 31	$ thousand
2012	119,073
2013	97,159
Total consideration	216,231

Additionally, the company is required to purchase 4,200,000 kg in total under purchase contracts, over the next 4 years, and the price is subject to adjustment to reflect the prevailing market price at the transactions date.

c) Product warranties

The Company offer warranties on its products and record an estimate of the associated liabilities. Product warranty activity during the years ended December 31, 2010 and 2011 was as follows:

	At December 31,
	2010	2011
	$	$
Beginning balance	3,195,924	8,701,042
Warranty provision	5,395,737	3,893,881
Warranty cost incurred	—	(279,645)
Foreign exchange effect	109,381	520,305

Ending balance	8,701,042	12,835,583

d) Legal matters

The Company is a party to legal matters and claims in the normal course of its operations. While the Company believes that the ultimate outcome of these matters will not have a material adverse effect on our financial position, results of operations or cash flows, the outcome of these matters is not determinable with certainty and negative outcomes may adversely affect the Company.

In June 2011, CEP Ltd., or CEP, one of the Company’s module customers, filed a lawsuit against the Company in the High Court in Hong Kong for damages of €917,280 arising from breach of the sales contract. The Company has denied CEP’s assertion and defended that the termination of the sales contract was due to CEP’s material breach of the sales contract by failure to open a letter of credit in accordance with the sales contract. No hearing date has been scheduled as of the date of this filing. Based on the information available to the Company, a negative outcome is not probable and the amount of loss, if any, is not reasonably estimable and as such no amount has been accrued as of December 31, 2011.

20. SEGMENT REPORTING

The Company operates in two principal reportable business segments, Wafer and Cell and module. The Wafer segment involves the manufacture and sales of monocrystalline and multicrystalline solar wafers and processing services. The Cell and module segment involves manufacture and sale of PV cells and modules. Miscellaneous revenues and expenses and other unallocated costs and expenses are recorded in Other. The transactions between reportable segments relate to supplier contracts for the sales of wafers. These transactions are executed based on the stated contract prices, with similar terms and conditions as sales to third parties.

The chief operating decision maker is the chief executive officer of the Company.

The Company now only reports the segment information of net sales and gross profit, to conform to information the chief operating decision maker's receives, and better assess the financial performance and allocate resources. There are no differences between the measurements of the Company's reportable segment's gross profit and the Company's consolidated gross profit, as the Company uses the same profit measurement for both the reportable segments and the consolidated entity. The Company formerly reported the segment information of net sales, gross profit, selling and marketing expenses, general and administrative expenses, research and development expenses, interest expense and income before income tax, noncontrolling interest and equity in earnings. Furthermore, the Company's chief operating decision maker is not provided with asset information by segment. As such, no asset information by segment is presented.

The following table summarizes the Company’s revenues generated from each segment:

	Year Ended December 31, 2009
	Wafer	Cell and module	Other	Elimination	Total
Net sales	$470,344,344	$57,483,346	$660,000	$(18,082,911)	$510,404,779
Gross (loss) profit	$(55,428,975)	$11,260,095	$673,655	$293,415	$(43,201,810)

	Year Ended December 31, 2010
	Wafer	Cell and module	Other	Elimination	Total
Net sales	$911,913,455	$540,469,534	$—	$(246,804,128)	$1,205,578,861
Gross (loss) profit	$269,996,288	$80,537,398	$—	$(2,569,958)	$347,963,728

	Year Ended December 31, 2011
	Wafer	Cell and module	Other	Elimination	Total
Net sales	$819,405,032	$395,171,888	$—	$(229,297,553)	$985,279,367
Gross profit	$53,857,042	$37,759,156	$—	$4,436,946	$96,053,144

The following table summarizes the Company’s revenues generated from each product:

	Years ended December 31,
	2009	2010	2011
Solar wafers	$426,087,954	$640,127,122	$471,661,221
Service revenue from tolling arrangement	21,897,067	78,040,989	72,470,242
Solar modules	56,343,280	475,459,658	381,024,666
Ingots	45,046	—	—
Solar cells	4,285,842	3,959,149	557,198
Other materials	1,745,590	7,991,943	59,566,240

Total	$510,404,779	$1,205,578,861	$985,279,367

The following table summarizes the Company’s revenues generated by geographic location of customers:

	Years ended December 31,
	2009	2010	2011
Mainland China	$283,299,979	$432,244,661	$384,612,702
Singapore	62,473	37,231,290	2,303,270
Taiwan	66,961,187	105,628,418	115,391,115
Hong Kong	32,857,847	30,537,477	1,054,364
Korea	1,411,828	67,258,950	89,186,998
India	9,064,798	13,178,876	4,309,772
Australia	10,694,962	959,487	3,264,955
Other Asia Pacific countries	24,392	2,215,499	227,106
Asia Pacific Total	$404,377,466	$689,254,658	$600,350,284
Germany	49,253,177	180,913,486	110,503,738
Italy	7,744,370	70,270,371	61,615,219
Spain	6,165,295	66,833,525	38,586,654
Belgium	19,954,494	8,391,253	31,231,396
France	5,599,868	19,558,271	37,126,579
America	8,763,799	60,415,307	64,693,678
Czech Republic	—	79,095,388	6,563,582
Others	8,546,310	30,846,602	34,608,237

Total	$510,404,779	$1,205,578,861	$985,279,367

Substantially all of the Company’s long-lived assets are located in Mainland China.

Major customers

Details of the customers accounting for 10% or more of total net revenues were as follows:

	Years ended December 31,
	2009	2010	2011
Customer A	$72,031,665	$152,467,373	*

*: Less than 10%.

21. SUBSEQUENT EVENTS

Subsequent to December 31, 2011, the Company obtained new financings totaling $208.1 million, which are comprised of $71.5 million in new credit facilities and $136.6 million in short-term borrowings, for its working capital needs. Such facilities and short-term borrowings have credit terms of 12 months.

SCHEDULE 1—RENESOLA LTD CONDENSED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2011

(Amounts expressed in U.S. dollars)

RENESOLA LTD

BALANCE SHEETS

	As of December 31,
	2010	2011
ASSETS
Current assets:
Cash and cash equivalents	$1,192,343	$31,674,461
Prepaid expenses and other current assets	114,240	290,545
Derivative assets	8,806,349	—
Deferred convertible bond issue costs—current	—	784,456

Total current assets	10,112,932	32,749,462
Investment in subsidiaries	619,225,233	816,157,462
Deferred convertible notes insurance costs—non-current	—	2,510,211

Total assets	$629,338,165	$851,417,135

LIABILITIES AND EQUITY
Current liabilities:
Amount due to subsidiaries	$37,948,329	$133,873,226
Other current liabilities	2,022,258	1,949,704

Total current liabilities	39,970,587	135,822,930
Income tax payable	1,930,947	409,506
Other long-term liabilities	972,135	2,582,692
Convertible notes payable—non-current	—	111,616,000

Total liabilities	42,873,669	250,431,128

Equity:
Common shares (no par value; 500,000,000 shares authorized at December 31, 2010 and 2011;174,596,912 shares issued and 173,846,412 shares outstanding at December 31,2010; 174,636,912 shares issued and 172,613,664 shares outstanding at December 31,2011)	422,039,086	422,313,848
Additional paid-in capital	19,857,905	4,110,849
Treasury stock	—	(1,943,822)
Retained earnings	108,386,781	104,859,324
Accumulated other comprehensive income	36,180,724	71,645,808

Total equity	586,464,496	600,986,007

Total Liabilities and Equity	$629,338,165	$851,417,135

SCHEDULE 1—RENESOLA LTD CONDENSED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 and 201

(Amounts expressed in U.S. dollars except number of shares and per share data)

RENESOLA LTD

STATEMENTS OF INCOME

	Year ended December 31,
	2009	2010	2011
Cost of revenues—Product sales	$—	$323,546	$156,416

Gross loss	—	(323,546)	(156,416)

Operating expenses(income):
Sales and marketing	8,859	123,200	169,033
General and administrative	18,679,602	8,617,628	5,794,283
Research and development	—	54,409	101,350
Other operating expense (income)	(80,712)	383,608	(148,220)

Total operating expenses	18,607,749	9,178,845	5,916,445

Loss from operations	(18,607,749)	(9,502,391)	(6,072,861)
Non-operating (expense) income:
Interest income	1,689,333	1,350,777	917,377
Interest expense	(3,984,421)	(814,254)	(6,633,937)
Foreign exchange loss	(78,297)	(13,037)	(766)
(Gains) losses on derivative	—	14,248,017	(20,254,867)
Gains on repurchase of convertible bonds	7,995,337	5,891	28,349,939

Total non-operating income	5,621,952	14,777,394	2,377,746

Income (loss) before income taxes and equity in earnings of subsidiaries	(12,985,797)	5,275,003	(3,695,116)
Income tax (expense) benefit	(200,421)	(124,095)	1,521,441
Equity in earnings (losses) of subsidiaries	(58,717,449)	163,845,178	2,506,639

Net income (loss)	$(71,903,667)	$168,996,086	$332,964

SCHEDULE 1—RENESOLA LTD CONDENSED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 and 2011

(Amounts expressed in U.S. dollars)

RENESOLA LTD

STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2009	2010	2011
Net income (loss)	$(71,903,667)	$168,996,086	$332,964
Equity in earnings (losses) of subsidiaries	58,717,449	(163,845,178)	(2,506,639)
Adjustments to reconcile net income to net cash used in operating activities:
Amortization of deferred convertible bond issue costs and premium	3,510,773	332,668	881,172
Allowances for doubtful receivables	14,568,284	—	—
Gains on early extinguishment of debt (net of inducement charges in 2009)	(7,995,337)	(5,891)	(28,349,939)
Share-based compensation	3,296,174	3,934,566	4,359,540
(Gains) losses on derivatives	—	(14,248,017)	20,254,867

Changes in assets and liabilities :
Advances to suppliers	(18,830,057)	—	—
Prepaid expenses and other current assets	—	(114,240)	(176,305)
Other current liabilities	(1,848,575)	1,004,699	(1,671,890)
Other long-term liabilities	(138,777)	(138,861)	1,610,557

Net cash used in operating activities	(20,623,733)	(4,084,168)	(5,265,673)

Investing activities:
Investment in subsidiaries	(44,000,000)	(37,200,000)	(33,800,000)
Loans to subsidiaries	(45,115,612)	8,842,522	—
Dividend received from subsidiaries	12,002,097	5,042,201	—
Net cash received from (paid for) settlement of derivatives	—	441,964	(11,370,796)

Net cash used in investing activities	(77,113,515)	(22,873,313)	(45,170,796)

Financing activities:
Proceeds from issuance of common shares	73,625,000	—	—
Share issuance costs	(5,265,134)	—	—
Proceeds from exercise of share option	—	3,144,061	148,744
Net proceeds from issuance of convertible notes	—	—	200,000,000
Cash paid for repurchase of common shares	—	—	(1,943,822)
Cash paid for insurance cost	—	—	(7,154,772)
Purchase of capped call transaction	—	—	(23,840,999)
Cash paid for repurchase of convertible notes	(84,121,078)	(32,715,276)	(57,055,127)
Payment of loan from subsidiaries	—	—	(29,235,437)
Borrowing from subsidiaries	112,994,415	56,740,101	—

Net cash provided by financing activities	97,233,203	27,168,886	80,918,587

Effect of exchange rate changes	(1,027)	(41,733)	—
Net increase (decrease) in cash and cash equivalents	(505,072)	169,672	30,482,118
Cash and cash equivalents, beginning of year	$1,527,743	$1,022,671	$1,192,343
Cash and cash equivalents, end of year	$1,022,671	$1,192,343	$31,674,461

Supplemental schedule of non-cash transactions
Conversion of debt to equity	$—	$—	$125,160,333

SCHEDULE 1—RENESOLA LTD CONDENSED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 and 2011

(Amounts expressed in U.S. dollars, unless otherwise stated)

Note to Schedule 1

Schedule I has been provided pursuant to the requirements of Rule 12-04(a) and 5-04(c) of Regulation S-X, which require condensed financial information as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. The condensed financial information has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries.

