Form 20-F/A
period 2011-12-31
ReneSola Ltd
filed 2012-05-07
CIK 1417892

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

to

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
Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

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

This Amendment No. 1 (“Amendment No. 1”) to our Annual Report on Form 20-F for the year ended December 31, 2011, originally filed with the Securities and Exchange Commission on April 27, 2012 (“2011 Form 20-F”), is being filed for the purposes of:

•                  amending “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management” of the 2011 Form 20-F to correct certain clerical errors.  We hereby replace the subsection titled “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Directors— Mr. Tan Wee Seng” on page 79 of the 2011 Form 20-F in its entirety with the amended subsection included in this Amendment No. 1;

•                  amending “Item 6. Directors, Senior Management and Employees— C. Board Practices” of the 2011 Form 20-F to correct certain clerical errors.  We hereby replace the subsection titled “Item 6. Directors, Senior Management and Employees— C. Board Practices —Committees of the Board of Directors—Compensation Committee” on page 85 of the 2011 Form 20-F in its entirety with the amended subsection included in this Amendment No. 1; and

•                  furnishing Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T and updating “Item 19. Exhibits” with the exhibits included in this Amendment No. 1.

We are including in this Amendment No. 1 currently-dated certifications by our principal executive officer and our principal financial officer. Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any other item of the 2011 Form 20-F, or reflect any events that have occurred after the 2011 Form 20-F was originally filed. The Company’s 2011 Form 20-F, as amended by this Amendment No. 1, continues to speak as of the initial filing date of the 2011 Form 20-F.

1

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Senior Management

Directors

Mr. Tan Wee Seng has been our independent director since April 2009. Mr. Tan has over 30 years of financial, operation and business management experience and has also held various senior management positions in a number of multi-national corporations. Mr. Tan is an independent director of 7 Days Group Holdings Limited, a company listed on the NYSE. Mr. Tan is also a non-executive director of Sa Sa International Holdings Limited, Xtep International Holdings Limited and an independent non-executive officer of Biostime International Holdings Ltd, all listed on the Main Board of the Hong Kong Stock Exchange. From 2003 to 2008, Mr. Tan served in various executive roles, including as executive director, chief financial officer and company secretary for Li Ning Company Limited, a company listed on the Main Board of the Hong Kong Stock Exchange. From 1999 to 2002, Mr. Tan was the senior vice president of Reuters for the China, Mongolia and North Korea regions, and the chief representative of Reuters in China. Prior to that, he served as the managing director of a Reuters subsidiary, AFE Computer Services Limited in Hong Kong, as director of Infocast Pty Limited, a Reuters subsidiary in Australia, and as the regional finance manager of Reuters East Asia. Mr. Tan is a fellow member of the Chartered Institute of Management Accountants in the United Kingdom and a fellow member of the Hong Kong Institute of Directors. Mr. Tan has been a member of the audit committee, compensation committee and corporate governance and nominating committee of our board of directors since April 2009.

C.    Board Practices

Committees of the Board of Directors

Compensation Committee. Our compensation committee consists of Messrs. Martin Bloom, Jing Wang and Tan Wee Seng. Messrs. Martin Bloom, Jing Wang and Tan Wee Seng satisfy the independence requirements of the New York Stock Exchange Listing Rules and Securities and Exchange Commission regulations. The compensation committee discharges the responsibility of the board of reviewing and approving the compensation structure, including all forms of compensation relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

•                  reviewing and approving our chief executive officer’s employment agreement and amendments thereto, and severance arrangement, if any; and

•                  reviewing all annual bonus, long-term incentive compensation, stock option, employee pension and welfare benefit plans.

2

ITEM 19.                 EXHIBITS

Exhibit Number	Description of Document

12.1*	CEO Certification, pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification, pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS***	XBRL Instance Document

101.SCH***	XBRL Taxonomy Extension Schema Document

101.CAL***	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF***	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB***	XBRL Taxonomy Extension Label Linkbase Document

101.PRE***	XBRL Taxonomy Extension Presentation Linkbase Document

*                          Filed herewith.

**                   Previously furnished with the Annual Report on Form 20-F on April 27, 2012.

***            XBRL (eXtensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

3

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to Form 20-F on its behalf.

RENESOLA LTD

By:	/s/ Xianshou Li
Name:	Xianshou Li
Title:	Director and Chief Executive Officer

Date: May 7, 2012

[Signature Page to 20-F/A]

4