Form 20-F
period 2012-12-31
ReneSola Ltd
filed 2013-04-26
CIK 1417892

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐           REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒          ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012.

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

Henry Wang, Chief Financial Officer

No. 8 Baoqun Road

Yaozhuang County

Jiashan Town

Zhejiang Province 314117

People’s Republic of China

Tel: +86-573-8477-3321

Fax: +86- 573-8477-3383

E-mail: henry.wang@renesola.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing	New York Stock Exchange
two shares, no par value per share

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

172,773,664 shares, no par value per share, as of December 31, 2012

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

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

•	“we,” “us,” “our company,” “our” or “ReneSola” refers to ReneSola Ltd, a British Virgin Islands company, its predecessor entities and its subsidiaries, and in the context of describing our financial results prior to June 2008, also includes Linzhou Zhongsheng Semiconductor Silicon Material Co., Ltd., or Linzhou Zhongsheng Semiconductor, a then variable interest entity of our company;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report on Form 20-F only, Taiwan, and the special administrative regions of Hong Kong and Macau;

•	all references to “RMB” or “Renminbi” refer to the legal currency of China; all references to “$,” “dollars” and “U.S. dollars” refer to the legal currency of the United States; all references to “£” and “pounds sterling” refer to the legal currency of the United Kingdom; all references to “€” or “Euro” refer to the official currency of the European Union and the currency that is used in certain of its member states;

•	“ADSs” refers to our American depositary shares, each of which represents two shares, and “ADRs” refers to the American depositary receipts that evidence our ADSs; and

•	“shares” refers to shares of ReneSola Ltd with no par value.

All discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

Consistent with industry practice, we measure our solar wafer manufacturing capacity and production output in watts, or W, or megawatts, or MW, representing 1,000,000 W, of power-generating capacity. We believe MW is a more appropriate unit to measure our manufacturing capacity and production output compared to pieces of wafers, as our solar wafers differ in size, thickness, power output and conversion efficiency. We manufacture both monocrystalline and multicrystalline wafers, and solar cells using these two types of wafers have different conversion efficiencies.

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

For disclosure of operating data as of and after January 1, 2011 and prior to January 1, 2012, we have assumed an average conversion efficiency rate of 18.2% and 16.8% for solar cells using our monocrystalline wafers and multicrystalline wafers, respectively. Based on this conversion efficiency, for wafers produced on or after January 1, 2011 and prior to January 1, 2012, we have assumed that (i) each 125 mm by 125 mm monocrystalline wafer can generate approximately 2.7 W of power, (ii) each 156 mm by 156 mm monocrystalline wafer can generate approximately 4.2 W of power and (iii) each 156 mm by 156 mm multicrystalline wafer can generate approximately 4.1 W of power.

For disclosure of operating data as of and after January 1, 2012 and prior to January 1, 2013, we have assumed an average conversion efficiency rate of 18.8% and 17.7% for solar cells using our monocrystalline wafers and multicrystalline wafers, respectively. Based on this conversion efficiency, for wafers produced on or after January 1, 2012 and prior to January 1, 2013, we have assumed that (i) each 125 mm by 125 mm monocrystalline wafer can generate approximately 2.6 W of power, (ii) each 156 mm by 156 mm monocrystalline wafer can generate approximately 4.2 W of power and (iii) each 156 mm by 156 mm multicrystalline wafer can generate approximately 4.2 W of power. Assumption of power generation from each wafer may change in the future.

We also measure our ingot manufacturing capacity and production output in MW according to the solar wafers in MW that our current manufacturing processes generally yield.

This annual report on Form 20-F includes our audited consolidated balance sheets as of December 31, 2011 and 2012 and our audited consolidated income statements, consolidated statements of comprehensive income (loss), consolidated statements of changes in equity and consolidated statements of cash flows for each of the three years ended December 31, 2012.

This annual report contains translations of certain Renminbi amounts into U.S. dollars at the rate of RMB6.2301 to $1.00, the noon buying rate in effect on December 31, 2012 as set forth in the H.10 Statistical Release of the Federal Reserve Bank Board. We make no representation that the Renminbi or dollar amounts referred to in this annual report on Form 20-F could have been or could be converted into dollars or Renminbi, as the case may be, at any particular rate or at all. See “Item 3. Key Information—D. Risk Factors—Risk Related to Doing Business in China—Fluctuations in exchange rates may have a material adverse effect on your investment.” On April 19, 2013, the noon buying rate was RMB6.1772 to $1.00.

We and certain selling shareholders of our company completed an initial public offering of 10,000,000 ADSs on January 29, 2008 and listed our ADSs on the New York Stock Exchange, or the NYSE, under the symbol “SOL.” On June 23, 2008, we completed a follow-on public offering of 10,350,000 ADSs sold by us and certain selling shareholders. On October 5, 2009, we completed another follow-on public offering of 15,500,000 ADSs sold by us.

In August 2006, we placed 33,333,333 shares on the Alternative Investment Market of the London Stock Exchange, or the AIM. In November 2010, with the approval of our board of directors, our shares ceased to trade on the AIM, and our admission to trading on the AIM was cancelled.

In the first quarter of 2010, we redeemed the outstanding balance of $32 million of our RMB928,700,000 U.S. dollar-settled 1.0% convertible bonds due March 26, 2012.

On March 15, 2011, we completed an offering of $175 million of convertible senior notes due 2018, with an additional sale of $25 million principal amount of the notes on April 7, 2011 pursuant to the over-allotment option exercised by the initial purchasers, to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended, or the Securities Act. The convertible senior notes will mature on March 15, 2018. In connection with the pricing of the convertible senior notes, we entered into a capped call transaction and an additional capped call transaction, which covers, subject to customary anti-dilution adjustments, the number of ADSs underlying the option notes, with an affiliate of one of the initial purchasers of the notes, or the hedge counterparty. The capped call transactions are expected generally to reduce potential dilution to the shares and ADSs upon conversion of the convertible senior notes. The capped call transactions are separate transactions entered into by us with the hedge counterparty and are not part of the terms of the notes and do not change the noteholders’ rights under the notes. Holders of the convertible senior notes do not have any rights with respect to the capped call transactions. During 2011, we repurchased $88.4 million aggregate principal amount of our convertible senior notes using $57.1 million in cash. As of December 31, 2012, the carrying value of our convertible senior notes was $111.6 million.

In August 2011, our board of directors adopted a shareholder rights plan to protect the best interests of ReneSola and our shareholders and authorized the dividend distribution. One share purchase right was distributed on August 26, 2011 with respect to each share of ReneSola outstanding at the close of business on such date. Initially, the share purchase rights were evidenced by the certificates representing outstanding shares, and no separate share purchase right certificates were distributed. Subject to certain limited exceptions, the share purchase rights will be exercisable at $20.0 per share if a person or group acquires 15% or more of ReneSola’s voting securities or announces a tender offer for 15% or more of the voting securities, subject to adjustment. Our board of directors will be entitled to redeem the share purchase rights at $0.0001 per share purchase right at any time before a person or group has acquired 15% or more of ReneSola’s voting securities. The share purchase rights are designed to ensure that our shareholders receive fair treatment in the event of any proposed takeover of our company and to encourage anyone seeking to acquire our company to negotiate with our board of directors prior to attempting a takeover. The share purchase rights were not distributed in response to any specific effort to acquire control of our company.

In August 2011, our board of directors authorized a share repurchase program under which we may repurchase up to $100 million in aggregate value of our outstanding ordinary shares during a six-month period ended February 20, 2012 on the open market or in privately negotiated transactions. We repurchased an aggregate of 645,424 ADSs, representing 1,290,848 ordinary shares, on the open market for a total cash consideration of $1.9 million in 2011, which were cancelled as of February 29, 2012. We did not repurchase any ADSs in 2012.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

Our Selected Consolidated Financial Data

The following selected data from the consolidated income statements for the years ended December 31, 2010, 2011 and 2012 and the selected consolidated balance sheet data as of December 31, 2011 and 2012 are derived from our audited consolidated financial statements included elsewhere in this annual report. The selected data from the consolidated income statements for the years ended December 31, 2008 and 2009 and the consolidated balance sheet data as of December 31, 2008, 2009 and 2010 are derived from our consolidated financial statements, which are not included in this annual report. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. The historical results are not necessarily indicative of results to be expected in any future period.

	For the Year Ended December 31,
	2008	2009	2010	2011	2012
	(in thousands, except percentage, share and per share data)
Consolidated Statement of Income Data
Net revenues(1)	$670,366	$510,405	$1,205,579	$985,279	$969,132
Cost of revenues(2)	(684,676)	(553,607)	(857,615)	(889,226)	(1,004,826)
Operating expenses:
Sales and marketing	(620)	(5,399)	(8,360)	(17,233)	(33,646)
General and administrative	(23,194)	(29,084)	(43,314)	(38,550)	(50,882)
Research and development	(9,714)	(14,507)	(36,263)	(47,055)	(44,102)
Impairment loss on property, plant and equipment	(763)	—	—	—	(6,437)
Other operating (expenses) income	84	1,633	(14,083)	18,327	(8,270)
Total operating expenses	(34,207)	(47,356)	(102,020)	(84,511)	(143,337)
Income (loss) from operations	(48,516)	(90,558)	245,944	11,542	(179,031)
Non-operating income (expenses):
Interest income	1,783	1,716	1,835	7,862	7,118
Interest expense	(11,869)	(17,122)	(23,246)	(37,190)	(50,629)
Foreign exchange (losses) gains	(3,097)	(1,433)	(1,814)	6,612	1,386
Gains on repurchase of convertible notes	—	7,995	6	28,350	—
Gains (losses) on derivatives, net	—	—	6,268	(15,297)	(54)
Investment (loss)	—	—	—	(193)	—

	For the Year Ended December 31,
	2008	2009	2010	2011	2012
	(in thousands, except percentage, share and per share data)
Other-than-temporary impairment loss on available-for-sale investment	—	(13,367)	—	(6,207)	—
Total non-operating (expenses)	(13,183)	(22,211)	(16,950)	(16,063)	(42,179)
Income (loss) before income tax, non-controlling interests	(61,700)	(112,770)	228,994	(4,520)	(221,210)
Income tax benefit (expenses)	2,420	41,156	(59,998)	4,851	(21,352)
Equity in (loss) of investee, net of tax	5,175	(291)	—	—	—
Net income (loss)	(54,104)	(71,904)	168,996	331	(242,562)
Net income (loss) attributable to non-controlling interests	802	—	—	(2)	(47)
Net income (loss) attributable to holders of ordinary shares	$(54,906)	$(71,904)	$168,996	$333	$(242,515)
Earnings (loss) per share:
Basic	$(0.43)	$(0.49)	$0.98	$0.00	$(1.40)
Diluted	$(0.43)	$(0.49)	$0.97	$0.00	$(1.40)
Earnings (loss) per ADS:
Basic	$(0.86)	$(0.98)	$1.96	$0.00	$(2.81)
Diluted	$(0.86)	$(0.98)	$1.93	$0.00	$(2.81)
Weighted average number of shares used in computing earnings per share:
Basic	127,116,062	147,553,679	172,870,921	173,496,901	172,671,369
Diluted	127,116,062	147,553,679	175,111,731	173,870,162	172,671,369
Other Consolidated Financial Data
Gross margin	(2.1)%	(8.5)%	28.9%	9.7%	(3.7)%
Operating margin	(7.2)%	(17.7)%	20.4%	1.2%	(18.5)%
Net margin	(8.2)%	(14.1)%	14.0%	0.0%	(25.0)%
Selected Consolidated Operating Data
Solar power products shipped (in MW)(3)	350.1	526.6	1,182.8	1,294.8	2,219.3

(1)	Included approximately $4.6 million, $nil, $nil, $6.8 million and $63.7 million of net revenues from products sold to related parties in 2008, 2009, 2010, 2011 and 2012, respectively.

(2)	Included approximately $5.2 million, $nil, $nil, $6.7 million and $68.3 million of cost of revenues incurred from raw materials purchased from related parties in 2008, 2009, 2010, 2011 and 2012, respectively.

(3)	Included solar ingots, wafers, cells and modules shipped, as well as solar wafers and modules shipped from processing services.

	As of December 31,
	2008	2009	2010	2011	2012
	(in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	$112,334	$106,808	$290,702	$379,039	$93,283
Inventories	193,036	137,844	170,599	154,182	254,880
Advances to suppliers—current	36,991	12,092	26,315	16,164	23,614
Total current assets	440,134	480,224	698,009	832,922	873,779
Property, plant and equipment, net	341,427	702,816	801,472	980,165	1,102,562
Advances for purchases of property, plant and equipment	161,705	20,840	26,930	25,867	8,317
Advances to suppliers—noncurrent	45,729	8,072	13,743	17,644	5,928
Total assets	1,007,788	1,284,829	1,593,945	1,948,976	2,058,325
Short-term borrowings	191,987	358,634	400,798	570,894	733,618
Advances from customers—current	49,284	53,852	57,396	58,238	40,384
Total current liabilities	333,137	609,851	778,247	989,377	1,442,229
Total equity	382,087	396,263	586,464	601,141	364,403
Total liabilities and equity	$1,007,788	$1,284,829	$1,593,945	$1,948,976	2,058,325

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Related To Our Business

Our financial leverage may hamper our ability to expand and may materially affect our results of operations. Our borrowing levels and the tightening of credit generally in the industry in the PRC may adversely impact our ability to obtain new financing.

We have relied on short-term and long-term borrowings and convertible notes financing to fund a portion of our capital requirements, and expect to continue to do so in the future. We have significant borrowings from commercial banks in China. Our borrowings include primarily short-term borrowings, which increased from $570.9 million as of December 31, 2011 to $733.6 million as of December 31, 2012, of which $316.8 million was attributable to trade financings as of December 31, 2012, which increased from $250.3 million as of December 31, 2011 to satisfy our working capital requirements, as our working capital decreased from negative $156.5 as of December 2011 to negative $568.4 as of December 31, 2012. All of our short-term borrowings as of December 31, 2012 were from PRC lenders. Our long-term borrowings decreased from $144.7 million as of December 31, 2011 to $56.6 million as of December 31, 2012. In March 2011, we completed an offering of convertible senior notes due 2018. As of December 31, 2012, the carrying value of our convertible senior note was $111.6 million.

The amount of our borrowings could constrain our operational flexibility, including requiring a substantial portion of our cash flows to be set aside to service our debt obligations, increasing our exposure to interest rate fluctuations and limiting our ability to obtain additional financing. Furthermore, the PRC government may pass measures to tighten credit, including trade financing, available in the PRC market. All of the above may impair our ability to obtain financing on favorable terms, or at all. We may not be able to raise necessary funding on favorable terms, or at all, to finance our current liabilities and other debt obligations. If our cash flows and capital resources are insufficient to service our debt obligations, our business, prospects and financial conditions may be materially and adversely affected. If the Company fails to obtain additional sources of financing, it may not be able to continue to fund its operations or business.

We expect to incur additional debt obligations to finance our operations and future expansions. As a result, we will allocate an increasing portion of our cash flows to service our debt obligations. This could impair our ability to make necessary capital expenditures, develop business opportunities or make strategic acquisitions. Our business may not generate sufficient cash flows from operations in the future to service our debt and make necessary capital expenditures, in which case we may seek additional financing, dispose of certain assets or seek to refinance some or all of our debt. During the year ended December 31, 2012, we had a negative cash flow of operations of $94.7 million. In addition, these alternatives may not be implemented on satisfactory terms, if at all. In the event that we are unable to meet our debt obligations when they become due or if our creditors take legal action against us for repayment upon any default, we may have to liquidate our long-term assets to repay our creditors. We may have difficulty converting our long-term assets into current assets in such a situation and may suffer losses from the sale of our long-term assets and may not be able to continue our business. This would materially and adversely affect our operations and prevent us from successfully implementing our business strategy.

Volatile market and industry trends, in particular, changes in supply or demand for solar power products throughout the value chain, and continued substantial downward pressure on the prices of our products will exert a negative impact on our business and results of operations.

The volume of our sales and prices of our solar power products depend on a variety of factors, including supply and demand of solar power products in key solar markets. The solar industry has seen an increase in demand for solar power products due in part to the improvement of global economic conditions since 2009, when the global economic downturn had a material impact on demand for solar power products. Despite a recovery in demand, the prices of solar power products have declined in recent years due to the oversupply of solar power products. For example, the average price of solar modules went down from $1.10 to $0.60 over the course of 2012. In addition, Europe’s challenging financing environment resulted in weaker demand in Europe, traditionally the solar industry’s most important market, for most of 2011 and 2012. Even though demand has gradually increased in the last two years, it is still expected to be below the level of production capacity throughout the solar value chain in the near future. The solar industry is expected to continue to be highly competitive. Increased production efficiencies and improved technologies may further reduce costs of polysilicon and other silicon raw materials, which have already declined significantly over the past few years. Potential further expansion of manufacturing capacity in the future by us or by our competitors and potential new entrants into the market given the relatively low barriers to entry may result in continued excess capacity in the industry. Therefore, we expect there to be continued downward pressure on pricing along the entire solar power value chain in the next few years. As a result of the above factors, prices of our solar power products may further decrease, and our utilization rate may be adversely affected.

If the oversupply of solar power products continues to exist, the end markets for solar power products do not grow or start to weaken, or if we are unable to lower our costs in line with the decline in prices, by, for example, increasing our manufacturing efficiency, securing polysilicon feedstock and consumables at lower costs, achieving technological advances and/or other means reasonably available to us, our business and results of operations would be materially and adversely affected.

We need a substantial amount of cash to fund our operations. If we fail to obtain additional capital when we require it, our prospects and future profitability may be materially and adversely affected.

We require a significant amount of cash to fund our operations. We need capital to fund any expansion of our manufacturing capacities and our research and development activities in order to remain competitive in the solar industry. Future expansions, changes in market conditions or other developments will also cause us to require additional funds. Due to prevailing market conditions and industry practice, we have been providing longer credit terms to a number of customers (as it has become customary in the industry wide practice to do so), which has had effect on our cash flows. Moreover, as of December 31, 2012, our current liabilities exceeded our current assets by $568.4 million. While we had cash and cash equivalents of $93.3 million as of December 31, 2012, we had short-term bank borrowings of $596.6 million due within one year and the current portion of long-term bank borrowings of $137.1 million, which we do not current expect to renew.

Our financial report for the year ended December 31, 2012 indicates that several factors have raised doubt about our ability to continue as a going concern for the foreseeable future, including (i) the solar industry has been negatively impacted by a number of factors including excess capacity, reduction of government incentives in key solar markets, higher import tariffs and the European debt crisis, which have contributed to declining average selling prices for our products, (ii) since December 31, 2010, our selling price of wafers and modules has fallen from $0.88 per watt (“/W”) and $1.85/W, respectively, to $0.23/W and $0.60/W, respectively, and (iii) for the year ended December 31, 2012, we incurred an operating loss of $179.0 million and experienced negative cash flow of operations of $94.7 million. The indication of the going concern uncertainty in our financial report could adversely affect our ability to meet our ongoing financing needs as well as to obtain third party financing, which is subject to a number of uncertainties, including our future financial condition, operations and reputation, general market conditions in our industry and economic, political and other conditions in China and elsewhere. For example, weakening of global economic conditions and macroeconomic factors in the PRC, such as credit tightening policies implemented by the Chinese government, may negatively impact our ability to obtain financing in a timely manner or on commercially acceptable terms.

We may not be able to refinance our borrowings as they mature. In the event that we are unable to obtain extensions of these borrowings or sufficient alternative financing at reasonable terms to make repayments, as we do not expect to be able to generate sufficient cash from operating activities in 2013 to repay all these borrowings, we may not be able to repay such borrowings in full or at all when due and, if we were to default on the repayment of these borrowings, would not be able to continue our operations as a going concern. Moreover, future turbulence in global economic conditions and the potential impact on the liquidity of financial institutions may have an adverse effect on our ability to fund our operations and future expansion through borrowings or our ability to borrow on terms that we believe to be reasonable, if at all. Our operations, results of operations and growth prospects may be materially and adversely affected if the global economic conditions do not improve.

We face uncertainties in connection with the implementation of our business strategy to transform our business focus from solar wafer production to module production.

At the end of 2012, we started to implement our business strategy to transform the focus of our business from solar wafer production to module production. We expect the shift in our business focus to be complete by the end of 2013. In connection with this business transformation, we have implemented a number of strategic initiatives, including increasing our module sales and marketing staff and expanding our in-house module manufacturing capacity from 500 MW to 1.2 gigawatt, or GW, which we believe to have been executed with high efficiency equipment and advanced technologies. However, we cannot assure you that we will be able to continue to implement our business strategy and initiatives effectively and efficiently or that our transformation will result in improved production, sales or operating results or generate shareholder value in the long term. Moreover, as we shift our emphasis to solar module production, we also have to compete with existing players in the solar module market, many of whom are established players with greater resources, longer relationships with customers, greater brand recognition and larger scales of production than we do.

The changes that we have implemented and will implement to transform us from a primarily solar wafer producer to a solar module producer could be substantial and, even if they are successfully implemented, may result in significant costs. If we do not successfully execute on our strategy and initiatives, if our transformation strategy and initiatives do not achieve their intended results, or if we do not compete successfully against existing players in the solar module market, our business, operations and financial results may be materially and adversely impacted.

Our ability to increase our production of solar modules and expand our module sales business is subject to significant risks and uncertainties, including without limitations:

•	the significant amount of capital required to purchase additional equipment or to build additional facilities, which we may be unable to obtain on commercially viable terms or at all;

•	failure by our suppliers to make timely and satisfactory deliveries;

•	cost overruns and delays as a result of a number of factors, many of which are beyond our control, such as problems with equipment delivery;

•	delays or denial of required approvals by relevant government authorities;

•	failure to obtain production inputs in sufficient quantities or at acceptable costs;

•	failure to execute our expansion plan effectively; and

•	failure to control the increase of our operating expenses without a commensurate increase in our revenues as we hire additional sales personnel in connection with the expansion of our module sales business.

Failure to increase our manufacturing capacity or output and expand our module sales business as planned may materially and adversely affect our overall business and competitiveness.

Volatility in and large decrease of prices of solar power products may cause significant fluctuations or declines in our revenue.

Most of our current wafer sales, particularly sales to our major customers, are made under purchase orders based on the spot market rates. While we are subject to certain long-term sales contracts, the pricing terms and volumes under such contracts can be subject to renegotiations in situations where there is substantial market volatility. We also have short-term sales contracts and long-term framework contracts that provide for variable pricing and volume terms with our customers. Therefore, volatility or significant decreases in the prices of solar power products have subjected us, and may subject us, to major fluctuations or declines in our revenue under our renegotiated long-term contracts, short-terms sales contracts and long-term framework contracts.

Volatility in polysilicon prices and changes in supply and demand for solar power products may give rise to disputes between us and our suppliers or customers, which may have a material adverse effect on our business and results of operations.

Polysilicon is an essential raw material in the production of our solar power products. Recently, there has been an industry-wide excess supply of polysilicon due to increased supply from both existing polysilicon manufacturers and new entrants, including ReneSola. The substantial increase in supply and a lack of a corresponding increase in demand resulted in a substantial decline in polysilicon prices from approximately $50/kg to as low as $15/kg from the middle of 2011 to the end of 2012. Since the beginning of this year, polysilicon prices have risen slightly, but the industry continues to be in oversupply. In 2010, 2011 and 2012, we recorded $1.2 million, $49.0 million and $59.3 million, respectively, in inventory write-downs against the net realizable value of inventories as a result of the fluctuations in polysilicon prices, which lead to a decreased value of our polysilicon inventory. In addition, we have entered into long-term polysilicon purchase agreements with international suppliers. In the past, the long-term polysilicon purchase agreements we have entered into with international suppliers do not provide for price adjustments in the event of fluctuations in the market price of polysilicon. In 2012, we renegotiated with these suppliers for each purchase order during the year ended December 31, 2012 and successfully changed the terms close to the market price. If we fail to do that in the future, we may incur higher raw material costs than the market prices or our competitors who are not bound by long-term supply contracts for fixed prices, which in turn could have a material adverse effect on our competitiveness, results of operations and financial condition. Furthermore, if the actual prices of polysilicon and our finished products are less favorable than those projected by us, we may be exposed to further inventory write-downs on a net realizable value basis, which may have a material adverse effect on our results of operations.

In addition to long-term polysilicon purchase agreements, we have also entered into wafer processing arrangements with our customers under which our customers provide polysilicon and other raw materials to us for processing into wafers and modules, respectively. In light of the volatility of polysilicon prices and changes in supply and demand of solar power products, our suppliers and customers may become involved in negotiations or disputes with us regarding terms and conditions of the agreements or arrangements with them, including the quantity and price of the products to be delivered under existing agreements or arrangements. Any negotiation or litigation arising out of these disputes could distract management from the day-to-day operation of our business, subject us to potentially significant legal expenses, result in the forfeiture of our deposits under long-term polysilicon contracts, and interrupt the sourcing of our polysilicon or the sales of our solar power products, which could materially and adversely affect our business and results of operations.

Volatility in the prices of, and any failure to secure the supply of, other raw materials may have a material adverse effect on our business and results of operations.

In addition to polysilicon, we also depend on the supply of other raw materials such as steel and slurry for our production activities. Given our focus on cost reductions in a market where our products are under an industry-wide downward pressure on pricing, we may be outbid by purchasers in other industries or other players in the same industry in competition for such raw materials. If we are unable to secure the supply of such raw materials at reasonable costs, we may experience interruptions to our production or otherwise incur significant costs that could have a material adverse effect on our business and results of operations.

Moreover, we are subject to fluctuations in the prices of such other raw materials. If we are unable to manage such risks, we may incur substantial costs when the prices of the raw materials increase significantly or experience write-downs in our inventory of raw materials when their prices decline, which in turn could have a material adverse effect on our business and results of operations.

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

Cyber security risks and breaches could adversely affect our business and disrupt our operations.

We are subject to cyber security risks and may incur costs to minimize those risks. Cyber security breaches, such as unauthorized access, accidents, employee error or malfeasance, computer viruses, computer hackings or other disruptions, could compromise the security of our data and infrastructure, thereby exposing such information to unauthorized access by third parties. Techniques used to obtain unauthorized access to, or to sabotage systems, change frequently and generally are not recognized until launched against a target. We may be required to expend significant capital and other resources to remedy, protect against or alleviate these and related problems, and we may not be able to remedy these problems in a timely manner, or at all. Any security breaches that occur could disrupt our operations, increase our security costs, or expose us to potential losses due to data corruption or information leakage, which could have a material adverse effect on our business.

The reduction or elimination of government subsidies and economic incentives for on-grid solar power applications could cause demand for our products to decline.

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

When upfront system costs are factored into the cost of electricity generation, the cost of solar power substantially exceeds the cost of power generated from conventional means in many markets. As a result, national and local governmental bodies in many countries, most notably in Germany, China, Spain, Italy, the United States, Japan, Australia, Bulgaria and Romania, have provided subsidies and economic incentives in the form of feed-in tariffs, rebates, tax credits and other incentives to end-users, distributors, system integrators and manufacturers of solar power products to promote the use of solar power and to reduce dependence on other forms of energy.

However, as the solar power industry continues to develop, these government subsidies and economic incentives have been reduced and could continue to be reduced or be eliminated altogether. For example, in 2011, a decrease in payment to solar power producers, in the form of feed-in tariffs and other reimbursements, and a reduction in available financing caused a decrease in the growth in a number of solar power projects in the European markets. Although the solar power industry is currently moving towards the economies of scale necessary for solar power to become cost-effective in a non-subsidized market, the reduction or elimination of government subsidies and economic incentives for on-grid solar power applications could result in decreased demand for our products and cause our revenues to decline. Although, under the most recently proposed five-year plan, we expect China to become one of the largest markets for solar power products in 2013 and beyond, and although we have seen substantial growth out of markets such as the United States, Japan, and Australia, Europe continues to be an important market. As European governments continue to decrease their subsidies, Chinese solar power products may continue to experience excess capacity, which could impact the demand and pricing of our solar power products, either of which could materially and adversely impact our revenues and profitability.

Turbulence in global financial markets and economies may adversely affect the solar industry, the demand for solar power products, and our operating results, financial condition and liquidity.

Demand for solar power products is influenced by macroeconomic factors such as global economic conditions, the supply and the prices of other energy products, such as oil, coal and natural gas, as well as government regulations and policies concerning the electric utility industry. A decrease in prices of fossil fuels, for example, could reduce demand for alternative forms of energy, such as solar power. We are affected by the solar market and industry trends. In 2011, payments to solar power producers decreased as governments in Europe, under pressure to reduce sovereign debt levels, reduced subsidies such as feed-in tariffs, which tariffs require public utility companies to pay higher prices for solar power than for power generated through conventional means. In 2012, continued instability in the European financial markets coupled with continued oversupply in the solar market contributed to difficult market conditions for solar power producers. These market conditions worsened due to continued oversupply of solar power products driven by increased manufacturing capacity and insufficient rationalization of capacity, which adversely affected the prices of solar power products.

There may still be substantial uncertainties in the global credit and lending environment. If the demand for solar power products deteriorates due to these macroeconomic factors or solar market and industry trends, our liquidity and financial condition, including our ability to refinance maturing liabilities and access the capital markets to meet liquidity needs, and the liquidity and financial condition of our customers may be adversely affected. This would delay and lengthen our cash collection cycles and negatively impact our operating results. Additionally, our share price may decrease if investors have concerns that our business, financial condition and results of operations will be negatively impacted by a global economic downturn.

We operate in a highly competitive market and many of our competitors have greater resources than we do, we may not be able to compete successfully and we may lose or be unable to gain market share.

The solar market is increasingly competitive and continually evolving, which may result in price reductions, reduced profit margins or loss of market share by us. Our competitors include integrated solar power product manufacturers, specialized solar wafer manufacturers, solar wafer manufacturing divisions of large conglomerates, specialized cell and module manufacturers, polysilicon suppliers with ingot and wafer producing capacities, integrated module manufacturers, and end-market system integrators. Many of our competitors have longer operating histories, stronger market positions, larger manufacturing capabilities, greater resources, better brand name recognition and better access to favorably priced silicon raw materials than we do. Some of our competitors have an established track record in large-scale polysilicon manufacturing and they may have an advantage over us in polysilicon feedstock costs. Many of our competitors also have more established distribution networks and larger customer bases. As a result, they may be able to devote greater resources to the research, development, promotion and sale of their products or respond more quickly to evolving industry standards and changes in market conditions than we can. The key barriers to enter into our industry at present consist of access to capital resources, advanced manufacturing technologies, a competitive cost structure, and skilled personnel. If these barriers disappear or become more easily surmountable, new competitors may successfully enter our industry. If we fail to compete successfully, our business would suffer and we may lose or be unable to gain market share.

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

In 2012, we completed the construction a polysilicon manufacturing facility in Meishan, Sichuan Province, through our wholly owned subsidiary, Sichuan ReneSola Silicon Material Co., Ltd., or Sichuan ReneSola, which was established in Sichuan Province in August 2007. We ramped up our polysilicon manufacturing facility in two phases. Phase I of our polysilicon facility has been in full operation since the beginning of 2011 and Phase II of the facility has been completed since the end of 2012. We reached a total output of approximately 1,140 metric tons in 2010, 3,382 metric tons in 2011 and 3,523 metric tons in 2012. Prior to our operation of the polysilicon manufacturing facility in the Sichuan Province, we did not have any experience in operating polysilicon production facilities. Manufacturing polysilicon is a highly complex chemical process and we may not be able to produce polysilicon of sufficient quantity and quality or at a cost comparable to or lower than those of other polysilicon manufacturers or on schedule to meet our wafer manufacturing requirements. Minor deviations in the manufacturing process can cause substantial decreases in yield and in some cases cause production to be suspended or to yield no output. In addition, our production cost was higher than previously expected due to continuous trial runs, system testing, purchases of trichlorosilane, or TCS, and minimal activated hydrogenation processes.

If our polysilicon production facility experiences any additional delays or defect in operations, we may suffer a setback to our raw material procurement strategy. We may also fail to manufacture polysilicon of sufficient quantity, quality or at competitive costs compared to the polysilicon available from the market, thereby making our polysilicon manufacturing facility uneconomical to run, which would negatively impact our profit margin and financial results. If the price of polysilicon and other raw materials rise and we are required to make purchases at higher than anticipated market rates, our profit margin may be further negatively impacted. If our polysilicon production facility does not perform as planned we may be unable to recover our investments or be forced to write down the value of the assets.

Because our polysilicon manufacturing capabilities are concentrated in our manufacturing facilities in Sichuan Province, any problem in our facilities may limit our ability to manufacture such products. We may encounter problems in our manufacturing facilities as a result of, among other things, production failures, construction delays, human errors, equipment malfunction or process contamination, which could seriously harm our operations. We may also experience fires, floods, droughts, power losses and similar events beyond our control that would affect our facilities. Operating hazards and natural disasters, such as earthquakes may also cause interruption to our operations, property and/or environmental damage as well as personal injuries, and any of these incidents may have a material adverse impact on our results of operations. On April 20, 2013, a strong earthquake hit part of Sichuan Province, resulting in significant casualties and property damages. While we did not suffer any significant loss or experience any significant disruption due to the earthquake, if a similar disaster were to occur in the future that affects any place where we have major operations, our operations could be disrupted and materially and adversely affected due to loss of personnel and damages to property. Although we carry business interruption insurance, losses incurred or payments required to be made by us due to operating hazards or natural disasters that are not fully insured may have a material adverse effect on our financial condition and results of operations.

Our future success substantially depends on our ability to closely monitor and accurately predict market demand and to efficiently manage our manufacturing capacity to either meet increased demand or avoid under-utilization of our production facilities due to lower-than-expected demand. This exposes us to a number of risks and uncertainties.

We intend to reach a balance between closely matching our manufacturing capacity and production output to market demand for our products. If we are unable to do so, the low utilization rate resulting from our over-expansion of production facilities may result in high production cost, which would adversely affect our profitability. Our failure to accurately predict market demand may also result in our lack of manufacturing capacity required to meet increased demand. Our ability to achieve a balance between the increase in manufacturing capacity and the changes in market demand is subject to significant risks and uncertainties, including:

•	the ability to quickly adjust our manufacturing capacity and output while the industry is rapidly evolving;

•	the ability to maintain existing customer relationships, attract new customers and expand our market share;

•	the ability to implement new and upgraded operational and financial systems, procedures and controls to adapt to the strains associated with fast growth and expansion or rapid decrease in demand;

•	the ability to favorably renegotiate our equipment supply contracts previously entered into for our wafer production in accordance with changes in our expansion plan;

•	the ability to maintain a financially healthy level of liquidity, and to manage our liquidity if we are unable to obtain additional funds and/or refinance existing debt on commercially viable terms or at all;

•	the occurrence of construction delays and cost overruns;

•	any occurrence of industrial disturbances, which are more likely to arise when we suffer overcapacity and our workers are not fully employed, or when our suppliers are not paid in a timely fashion;

•	the ability to install and test new production equipment on a timely basis;

•	the delay or denial of required approvals by relevant government authorities; and

•	any significant diversion of management attention.

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

If we are dependent on a limited number of customers, we may experience significant fluctuations or declines in our revenues.

In the past, we sold a substantial portion of our solar wafers to a limited number of customers. In 2012, our top five wafer customers, one of which was our related party, accounted for approximately 49.5% of our wafer sales and 22.2% of our net revenues, and our largest wafer customer accounted for approximately 13.7% of our wafer sales and 6.1% of our net revenues. Our top five module customers accounted for approximately 30.2% of our module sales and 15.4% of our net revenues, and our largest module customer accounted for approximately 9.1% of our module sales and 4.6% of our net revenues. Since the end of 2011, we have increasingly focused our effort on solar module development and productions and expect to become primarily a module producer by the end of 2013, which is also expected to reduce our dependence on a limited number of solar wafer customers.

However, if we fail to further diversify our customer base, including by adding certain new international customers, any one of the following events may cause material fluctuations or declines in our revenues:

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

As we expand our module sales business, we expect to derive more revenues from credit sales, generally with payment schedules due according to negotiated contracts, which have longer credit periods and more flexible terms when compared to our wafer contracts. As a result of the disruptions in the financial markets and other macroeconomic challenges which have affected the global economy, our customers may experience difficulties in making timely payment to us. Any inability of our customers to pay us timely, or at all, may materially and adversely affect our cash flows and operating results.

Our long-lived assets may be subject to impairment.

We evaluate our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable or that the useful life of the asset is shorter than originally estimated. We recognize an impairment loss in the event the carrying amount exceeds the estimated future undiscounted cash flows attributable to such assets. In 2012, as a result of the effects of weakening market conditions and a sustained, significant decline in our market capitalization to a level lower than our net book value, we concluded that such circumstances existed and performed recoverability tests, based on which we determined that the carrying value of certain assets of mono-crystalline furnaces would not be recoverable and recorded an impairment loss on long-lived assets of $6.4 million. If we are forced to write down the value of our long-lived assets again in the future, these noncash asset impairments could negatively affect our results of operations in the period in which they are recorded.

We incurred and may incur in the future impairment losses on our investments in equity securities.

Since October 2009, we have held a minority equity interest in a polysilicon manufacturer, or the investee whose shares are traded on the Toronto Stock Exchange, or TSX. If the fair value of these shares declines below their cost basis and we determine that the decline is permanent, we are required to record an impairment loss for the applicable period. In 2009, due to the rapid decline of the investee’s share price as a result of the difficult operating environment for its core business, such as the rapid decline of polysilicon prices, we recorded impairment losses of $13.4 million. We recorded further impairment losses of $6.2 million in 2011 due to the same reason. The investee filed for bankruptcy protection under the Companies’ Creditors Arrangement Act of Canada, or CCAA, in January 2012. In February 2012, TSX determined to delist the investee’s shares due to its failure to meet the continued listing requirements of the TSX as a result of the commencement of proceedings under the CCAA. As a result, the investment was fully written off in 2011. We may make investments in the future and as a result incur additional expenses as a result of impairment of such investments if their value decline. Any losses incurred could have a material adverse effect on our financial condition and results of operations.

We may not be able to use certain deferred tax assets, which could have a negative impact on our net income.

We have approximately $15.3 million recorded as deferred tax assets on our consolidated financial statements. Our ability to use net operating losses to offset earnings is dependent on a number of factors, including our ability to generate taxable income in future years. Should future results of operations or other factors cause us to determine that it is not more likely than not that we will generate sufficient taxable income to fully utilize our deferred tax assets, we would then be required to establish a valuation allowance against such deferred tax assets. We would increase our income tax expense by the amount of the tax benefit we do not expect to realize. This would negatively impact our net income and could have a material adverse effect on our results of operations and our financial position.

If we are unable to effectively manage risks related to international sales, our ability to expand our business abroad would be materially and severely impaired.

In 2012, approximately 55.9% of our net revenues were generated from customers outside of the PRC and Hong Kong. We expanded our international sales efforts in the last several years by focusing on sales to international solar companies with global distribution capabilities. As we continue to expand our module business, we plan to increase sales of our modules internationally. The marketing, distribution and sales of our solar power products in international markets expose us to a number of risks, including:

•	fluctuations in currency exchange rates, such as exchange rate volatility between the Euro and the U.S. dollar and the continuing trend of appreciation of the Renminbi against the U.S. dollar;

•	increased costs associated with maintaining marketing efforts in various countries;

•	difficulty and costs relating to compliance with the different commercial, environmental and legal requirements of the overseas markets in which we offer our products;

•	difficulty in engaging and retaining sales personnel who are knowledgeable about, and can function effectively in, overseas markets;

•	trade actions initiated in the United States or other jurisdictions, including the European Union and India, and the resulting anti-dumping and countervailing duties imposed on solar imports in those jurisdictions. For example, in 2011, trade actions were initiated by solar companies in the United States against imports of Chinese solar panels. In November 2012, the U.S. International Trade Commission upheld higher tariffs that had been imposed in October 2012 by the U.S. Department of Commerce. As a result of our diversified supply chain and because we sourced our cells from countries other than China, our solar PV modules sold in the United States are not subject to anti-dumping and countervailing duties imposed by the U.S. Department of Commerce on a range of solar imports in the United States originating in China. However, there is no assurance that we will not be subject to anti-dumping and countervailing duties in the future;

•	import restrictive proceedings initiated in China and any anti-dumping or countervailing duties imposed by Chinese authorities on silicon imports, which could increase the costs of polysilicon and hence our cost of production. In 2012, some solar power products producers in China filed antidumping and countervailing actions with the Ministry of Commerce of the PRC. In July and November 2012, the Ministry of Commerce of the PRC initiated an investigation on the import of polycrystalline silicon from the United States, the European Union and Korea. As of the date of this annual report, the Ministry of Commerce has not made its final decision. Even though we are currently not aware of any anti-dumping or countervailing duties or import restrictions imposed by the Chinese authorities, we cannot assure you that none will be imposed in the future;

•	trade barriers such as export requirements, tariffs, taxes and other restrictions and expenses, which could increase the prices of our products and make us less competitive in some countries; and

•	failure to control the increase of our operating expenses without a commensurate increase in our revenues as we hire additional sales and marketing personnel in connection with the expansion of our module sales business.

If we are unable to effectively manage these risks related to international sales, our ability to expand our business abroad will be materially and severely impaired.

Our expansion into cell and module operations may cause us to compete with our customers.

As of December 31, 2012, we, through our subsidiary ReneSola Jiangsu Ltd., formerly known as Wuxi Jiacheng Solar Energy Technology Co., Ltd., or ReneSola Jiangsu, had an annual module manufacturing capacity of 1.2 GW. Our module sales business has caused us to compete directly with some of our wafer customers, particularly as we increase the sales of our own branded modules in the market. As a result, our relationships with some of our customers have been affected. As we implement our business strategy to expand our module sales business, the competition between us and other module players in the market is likely to intensify. If our customers stop purchasing wafers from us altogether, due to our competition with them, or if we are unable to sell our wafers to ReneSola Jiangsu due to competition or other reasons, our business and results of operations will be materially and adversely affected.

We may not be able to successfully outsource production of certain of our solar power products.

We target to ship 2.7 GW to 2.9 GW of solar power products in 2013, while our current shipment capacity is 2.0 GW per year. We expect to outsource some of our production needs to be able to meet our target amount, including under arrangements where related and third parties will manufacture wafers and modules for us under supervision. We may not be able to successfully outsource the production of solar wafers and modules at the cost, terms and quality satisfactory to us. We may incur additional costs to cure any defects or any delay in shipments and be exposed to additional risks in connection with outsourcing.

Furthermore, we currently do not possess sufficient cell manufacturing capacity to meet the needs of our module manufacturing business and have to rely on external supplies of solar cells, which may not provide us with solar cells at the desirable quality or costs as internal supplies and may not meet our requirements in a timely manner. Although currently there is an oversupply in the solar cell market, there can be no assurance that there will continue to be adequate supply of solar cells in the future or that we may continue to be able to procure quality solar cell supplies at prices acceptable to us in a timely manner. Furthermore, we cannot assure you that our solar cell manufacturing capacity will expand sufficiently and in a cost-effective manner to meet the internal demands from our module manufacturing business. Any disruption in the supply of solar cells could have a material adverse impact on our module business, which could in turn have an adverse effect on our business and results of operations.

Any significant claims under the product warranty obligations we assumed during our acquisition of ReneSola Jiangsu and under the product warranty of our solar modules may materially and adversely affect our profitability.

Historically, our solar modules were typically sold with a warranty for minimum power output for up to 20 years following the date of sale. We also provided warranties for our solar modules against defects in materials and workmanship for a period of two years from the date of sale. We do not provide similar warranties for our solar wafers. We have sold solar modules since June 2009, after our acquisition of ReneSola Jiangsu. In connection with our acquisition of ReneSola Jiangsu, we also assumed all of the product warranty obligations that ReneSola Jiangsu granted to its customers on its module products. ReneSola Jiangsu provides warranties for minimum power output for up to 25 years following the date of sale. ReneSola Jiangsu also provides warranties for solar modules against defects in materials and workmanship for a period of five to ten years from the date of sale. We are obligated to meet the performance requirements in accordance with ReneSola Jiangsu’s warranty policy. As a result of the long warranty periods, we bear the risk of extensive warranty claims long after we have sold our products and recognized revenues. If we receive significant warranty claims from the customers of ReneSola Jiangsu and the amount of warranty costs accrued exceeds our estimates, we will need to recognize higher warranty costs and our profits may be adversely affected.

We have been required to make assumptions regarding the durability and reliability of our solar modules. Our assumptions could prove to be materially different from the actual performance of our solar modules, causing us to incur substantial expense to repair or replace defective solar modules in the future. As we continue to expand our solar module business, we may be exposed to increased warranty claims. If our warranty provisions turn out to be inadequate, we may have to incur substantial expense to repair or replace defective products in the future. See “—Problems with product quality or product performance could result in increased costs, damage to our reputation and loss of revenues and market share.” Any increase in the defect rate of our products would cause us to increase the amount of our warranty reserves and have a correspondingly negative impact on our operating results. Furthermore, widespread product failures may damage our market reputation, reduce our market share and cause our sales to decline.

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

If the validity of our title to the allocated land use rights for our project sites in Qinghai or Xinjiang is challenged, our power generation operations could be disrupted.

We are developing our power generation projects in Qinghai and Xinjiang, China. Our 20 MW project in Qinghai that is already in operation and connected to the grid occupied a site area on a piece of allocated land of approximately 533,000 square meters, or the Qinghai Land Phase I, as of December 31, 2012. We are also in the process of constructing a 20 MW project in Xinjiang on a site area on a piece of allocated land of approximately 600,000 square meters, or the Xinjiang Land, as of December 31, 2012, and we anticipate it to be completed in the first half of 2013. Under the PRC law, a company may apply to the competent government authority for allocated land use rights for power facilities. With the approval of the government authority, the company may then apply for the state-owned land use right certificates for the parcel of land on which the power facilities will be built. In the cases of the Qinghai Land Phase I and the Xinjiang Land, we have been issued the state-owned land use right certificates for both pieces of land without having first received the approvals from the relevant local government authorities on the allocated land use rights. The lack of such approval might affect the validity of our title to such allocated land use rights. If such title is challenged, it could disrupt our power generation operations in Qinghai and Xinjiang, which in turn could have an adverse effect on our business and results of operations.

Our recent and future capacity expansion has and will continue to utilize equipment with customized designs that will be contract manufactured by new suppliers, which subjects us to a number of risks.

Historically, we have purchased all of our furnaces for the production of multicrystalline ingots from foreign equipment suppliers. Since 2010, we have collaborated with a domestic equipment supplier in China to develop our own customized multicrystalline furnaces. We have spent considerable resources on the development of these furnaces. Although our new multicrystalline furnaces have achieved satisfactory results to date, these furnaces may not achieve satisfactory results in the future and the equipment supplier may not be able to continue to manufacture and deliver the multicrystalline furnaces we require in a timely manner or meeting our quality and technical requirements. In addition, we may require from time to time additional customized equipment in connection with our business operation and manufacturing capacity expansion, whether in polysilicon production, wafer production, cell production or module production. As such equipment are not readily available from multiple vendors and would be difficult to repair or replace, problems with quality or performance of the equipment or with timely delivery will negatively impact our expansion plans and may result in the failure to grow our revenues or reduce our manufacturing costs as originally intended. Problems with quality or performance of our products as a result of poor equipment performance or failure could result in losses and adversely affect our results of operations and reputation.

Our polysilicon raw material suppliers may fail to supply us with polysilicon in a timely manner, at a favorable price, or with the quantity or quality we require, which may materially and adversely affect our financial condition and results of operations.

Any failure by our suppliers in supplying us with polysilicon in a timely manner and with the quantity or quality or at the level of pricing we require may adversely and materially impact our ability to fulfill our obligation in producing and delivering solar power products to our customers in accordance with the sales contracts we entered into with such customers. From time to time, we become involved in negotiations and disputes with certain suppliers that supply us with polysilicon with quality defects or regarding quantity and price. Any negotiation or litigation arising out of these disputes could distract management from the day-to-day operation of our business, subject us to potentially significant legal expenses, the forfeiture of our advance payments to our polysilicon raw material suppliers, and interrupt the sourcing of our polysilicon, which could materially and adversely affect our business and results of operations.

Our advance payments to our silicon raw material suppliers expose us to the credit risk of such suppliers, which may materially and adversely affect our financial condition and results of operations.

In order to secure silicon raw materials when the supply of these raw materials was limited, we made advance payments to some of our polysilicon feedstock suppliers. As of December 31, 2010, our advances to suppliers amounted to approximately $40.1 million. In 2011, due to the worldwide oversupply of silicon raw materials, we were not required to make advance payments for our newly signed procurement agreements with suppliers. In 2012, due to the continued worldwide oversupply of silicon raw materials, we were not required to make prepaid deposits and we did not sign any long term contracts. As of December 31, 2012, the outstanding advance payments in connection with our procurement agreements entered before 2012 amounted to approximately $26.0 million. We made such advance payments usually without receiving any collateral. To the extent that there were collateral and/or security attached to the advance payments, it is uncertain whether we will be able to enforce the collateral or the security, or if the advance payment can be repaid in full upon enforcement on such collateral or security. Any litigation arising out of the disputes could subject us to potentially significant legal expenses, distract management from the day-to-day operation of our business and expose us to risks for not being able to collect damages awarded to us, all of which could materially and adversely affect our financial condition and results of operations.

We may not be able to recover such advance payments and would suffer further losses should any supplier fail to fulfill its delivery obligations under its supply contract, which would include failure to provide sufficient quantity of raw materials or raw materials of such quality as specified in the contract or should a supplier’s stock price be less than the price agreed to settle to our claim. We terminated a polysilicon feedstock purchase agreement with a supplier in 2009 due to its breach of the agreement terms and the supplier issued to us its publicly listed shares that carried a value equivalent to the value of our outstanding prepayment, based on the closing price of the shares on the day of the settlement agreement, as a settlement of its obligations under the agreement. Since these shares were issued to us in October 2009, their price has fallen significantly and, as a result, we have been required to record an impairment loss in 2009 and 2011. The supplier filed for bankruptcy protection under CCAA in January 2012. As a result, we have fully written off the investment in the supplier. See “—We incurred and may incur in the future impairment losses on our investments in equity securities.” Similar claims by us for advance payments in the future would expose us to the credit risks of the suppliers and capital market risks, therefore materially and adversely affect our financial condition and results of operations.

Future acquisitions, investments or alliances may have an adverse effect on our business.

If we are presented with appropriate opportunities, we may acquire or invest in technologies, businesses or assets that are strategically important to our business or form alliances with key players in the solar power industry to further expand our business. Such acquisitions and investments could expose us to potential risks, including risks associated with the assimilation of new operations, technologies and personnel, unforeseen or hidden liabilities, the inability to generate sufficient revenue to offset the costs and expenses of acquisitions, and potential loss of, or harm to, our relationships with employees, customers and suppliers as a result of integration of new businesses. Furthermore, we may not be able to maintain a satisfactory relationship with our partners or handle other risks associated with future alliances, which could adversely affect our business and results of operations. Investments in new businesses may also divert our cash flow from servicing our debt and making necessary capital expenditures. In addition, we may incur impairment losses on our acquisitions and investments in equity securities. For instance, we recorded a significant provision of approximately $8.6 million against doubtful other receivables in 2009 in connection with an equity transfer dispute with Linzhou Zhongsheng Steel and Linzhou Zhongsheng Semiconductor. In August 2007, we acquired a 49% equity interest in Linzhou Zhongsheng Semiconductor, a polysilicon manufacturing company, which we sold to Linzhou Zhongsheng Steel, our joint venture partner and owner of the remaining 51% equity interest in Linzhou Zhongsheng Semiconductor, in 2009. A portion of the consideration payable to us would be treated as prepayment, to either be used as a credit through a discount to spot market price against future delivery of polysilicon from the joint venture or be repaid in cash, at our discretion. However, Linzhou Zhongsheng Semiconductor stopped delivery of polysilicon in early 2009 and continued to fail to fulfill its obligations. We initiated arbitration proceedings against Linzhou Zhongsheng Steel and Linzhou Zhongsheng Semiconductor before China International Economic and Trade Arbitration Commission, or CIETAC. CIETAC rendered its final award in September 2011, requiring Linzhou Zhongsheng Steel to pay us the remaining equity transfer consideration in the amount of RMB137.3 million, which amount was included in the provision against doubtful other receivables we made in 2009. We have applied to the relevant court in China for enforcement of the arbitral award. However, based on a preliminary assessment of the results of the ongoing enforcement actions by the Chinese court authorities, we may not be able to recover all or substantially all, if any, of the amount due from Linzhou Zhongsheng Steel.

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

If solar power technology is proven not suitable for widespread adoption, or if the demand for solar power products continue to lag behind their supply, our revenues may continue to decline, and we may be unable to achieve or sustain profitability.

The solar market is still in development, and the extent of acceptance of solar power products is uncertain. Historical and current market data on the solar power industry are not as readily available as those for established industries where trends can be assessed more reliably from data gathered over a longer period of time. In addition, demand for solar power products has not developed as fast as many market players have anticipated. Many factors may affect the viability of widespread adoption of solar power technology and demand for solar power products, including:

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

We have formulated our expansion plan based on the expected growth of the solar market. If solar power technology is proven not viable for widespread adoption or the demand for solar power products continues to decline, our revenues may continue to suffer and we may be unable to sustain our profitability.

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

Our future success depends substantially on the continued services of our executive officers and key employees, especially Mr. Xianshou Li, our chief executive officer and Mr. Henry Wang, our chief financial officer. If either one of them or more of our executive officers or key employees were unable or unwilling to continue in their present positions, we might not be able to replace them easily, in a timely manner, or at all. Our business may be severely disrupted, our financial conditions and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain personnel. If any of our executive officers or key employees joins a competitor or forms a competing company, we may lose customers, suppliers, know-how and key professionals and staff members. Each of our executive officers and key employees has entered into an employment agreement with us, which contains non-competition provisions. However, if any dispute arises between our executive officers and us, these agreements may not be enforceable in China, where these executive officers reside, in light of uncertainties with China’s legal system. See “—Risks Related To Doing Business In China—Uncertainties with respect to the PRC legal system could adversely affect us.”

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

Our management has evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13-a-15(c) of the Exchange Act, and we have concluded that our internal control over financial reporting was effective for our fiscal year ended December 31, 2012. If we fail to maintain the adequacy of our internal controls, our management may conclude that our internal control over financial reporting is not effective in the future. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports and to prevent fraud. As a result, our failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the market price of our ADSs.

Our failure to protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights may be costly.

We rely primarily on patent laws, trade secrets and other contractual restrictions to protect our intellectual property. Nevertheless, these afford only limited protection and the actions we take to protect our intellectual property rights may not be adequate to provide us with meaningful protection or commercial advantage. For example, we had 140 patents and 121 pending patent applications in China and one pending international patent application as of December 31, 2012. We cannot assure you that our patent applications will be eventually issued with sufficiently broad coverage to protect our technology and products. As a result, third parties may be able to use the technologies that we have developed and compete with us, which could have a material adverse effect on our business, financial condition or operating results. In addition, contractual arrangements, such as the confidentiality and non-competition agreements and terms between us and our research and development personnel, afford only limited protection and the actions we may take to protect our trade secrets and other intellectual property may not be adequate. Our failure to protect our intellectual property and proprietary rights may undermine our competitive position. Third parties may infringe or misappropriate our proprietary technologies or other intellectual property and proprietary rights. Policing the unauthorized use of proprietary technology can be difficult and expensive. In particular, the laws and enforcement procedures of the PRC and certain other countries are uncertain or do not protect intellectual property rights to the same extent as do the laws and enforcement procedures of the United States. See “—Risks Related To Doing Business In China—Uncertainties with respect to the PRC legal system could adversely affect us.” We may need to resort to court proceedings to enforce our intellectual property rights in the future. Litigation relating to our intellectual property might result in substantial costs and diversion of resources and management attention away from our business. An adverse determination in any such litigation will impair our intellectual property and proprietary rights and may harm our business, prospects and reputation.

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

Our solar module products must comply with the applicable environmental regulations where they are installed, and we may incur expenses to design and manufacture our products so as to comply with such regulations. For example, we increased our expenditures to comply with the European Union’s Restriction of Hazardous Substances Directive, which took effect in July 2006, by reducing the amount of lead and other restricted substances used in our solar module products. Furthermore, we may need to comply with the European Union’s Waste Electrical and Electronic Equipment Directive if solar modules and products are re-classified as consumer electronics under the directive or if our customers located in other markets demand that they comply with this directive. This would require us to implement manufacturing process changes, such as changing the soldering materials used in panel manufacturing, in order to continue to sell into these markets. As a result, we have required our suppliers of soldering materials to provide certifications from TÜV Rheinland, a globally recognized certification organization. As of the date of this annual report, among our seven suppliers of soldering materials, six suppliers have obtained and provided us the certifications from TÜV Rheinland, and one supplier is in the process of obtaining the certification. If compliance is unduly expensive or unduly difficult, we may lose market share and our financial results may be adversely affected.

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

We conduct substantially all of our business operations in China. As the solar industry is highly sensitive to business and personal discretionary spending levels, it tends to decline during general economic downturns. Accordingly, our results of operations, financial condition and prospects are subject to a significant degree to economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past decades, growth has been uneven across different regions and among various economic sectors of China. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. While some of these measures benefit the overall PRC economy, they may also have a negative effect on us. Furthermore, the PRC government may pass measures to tighten credit, including trade financing, available in the PRC market, which could materially impact our financing. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. As the PRC economy is increasingly intricately linked to the global economy, it is affected in various respects by downturns and recessions of major economies around the world, such as the recent financial services and economic crises of these economies. The various economic and policy measures the PRC government enacts to forestall economic downturns or shore up the PRC economy could affect our business.

The PRC economy has been transitioning from a planned economy to a more market-oriented economy. Although the PRC government has implemented measures since the late 1970s emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China are still owned by the state-owned enterprises. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Future actions and policies of the PRC government could materially affect our liquidity and access to capital and our ability to operate our business.

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

From January 1, 2011 to date, our subsidiary, ReneSola Zhejiang Ltd., formerly known as Zhejiang Yuhui Solar Energy Source Co., Ltd., or ReneSola Zhejiang, paid income tax at a rate of 15% as a High-New Technology Enterprise. ReneSola Zhejiang’s High-New Technology Enterprise Certificate expired on December 31, 2011. In 2012, we successfully applied for the renewal of ReneSola Zhejiang’s High-New Technology Enterprise Certificate for a term of three years. With this renewal, ReneSola Zhejiang is able to enjoy a reduced income tax rate of 15% from January 1, 2012 to December 31, 2014. In 2012, we also successfully applied for High-New Technology Enterprise Certificates for ReneSola Jiangsu and Sichuan ReneSola for terms of three years. With these approvals, ReneSola Jiangsu is able to enjoy a reduced income tax rate of 15% for a period of three years from January 1, 2012 to December 31, 2014 and the tax authority approved Sichuan ReneSola to enjoy a reduced income tax rate of 15% in 2013. However, we cannot assure you that new laws may not change the preferential treatment granted to our subsidiaries. Any loss or substantial reduction of the tax benefits enjoyed by us would reduce our net profit.

Moreover, under the new Enterprise Income Tax Law, enterprises organized under the laws of jurisdictions outside of China with their de facto management bodies located within China may be considered PRC resident enterprises and, therefore, subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The Implementing Regulation of the new tax law defines “de facto management body” as an establishment that exerts substantial overall management and control over the operation, personnel, financial affairs, assets and other aspects of the enterprise. If a majority of the members of our management team continues to be located in China, we may be deemed as a PRC tax resident enterprise and, therefore, subject to PRC enterprise income tax at the rate of 25% on our worldwide income except that the dividends we received from our PRC subsidiaries may be exempt from the enterprise income tax to the extent that such dividends are deemed as dividends among PRC resident enterprises. If our current tax benefits expire or otherwise become unavailable to us for any reason, our profitability may be materially or adversely affected. In addition, all of our PRC subsidiaries are required to pay value added tax, or VAT, with respect to their respective gross sales proceeds. Prior to July 2007, when exporting products, ReneSola Zhejiang was entitled to a 13% refund of VAT that it had already paid or borne. However, starting July 1, 2007, such VAT refund was reduced to 5%, which materially affects the gross margin of our overseas sales. According to the latest tax regulation, the VAT refund applicable to ReneSola Zhejiang has been reverted to 13% from April 1, 2009. The VAT refund applicable to ReneSola Jiangsu is 17%. Our profitability may be materially and adversely affected if this VAT refund changes significantly and frequently.

Our ability to make distributions and other payments to our shareholders depends to a significant extent upon the distribution of earnings and other payment made by ReneSola Zhejiang.

We conduct substantially all of our operations through ReneSola Zhejiang. Our ability to make distributions or other payments to our shareholders depends on payments from ReneSola Zhejiang. The payment of dividends by entities organized in China is subject to limitations. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. ReneSola Zhejiang is also required to set aside at least 10% of its after-tax profit, if any, to fund certain statutory reserve funds until the accumulative amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. ReneSola Zhejiang is also required to allocate a portion of its after-tax profits, as determined by its board of directors, to its staff welfare and bonus funds, which may not be distributed to equity owners. In addition, when ReneSola Zhejiang incurs debt on its own behalf, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. For example, according to certain loan agreements between ReneSola Zhejiang and its banks, ReneSola Zhejiang is not permitted to pay dividends for any given year if it has no after-tax profit or any principal or interest due in that year that has not been paid.

Under the Enterprise Income Tax Law, dividends payable by us and gains on the disposition of our shares or ADSs could be subject to PRC taxation.

Pursuant to the new PRC Enterprise Income Tax Law and its Implementing Regulation, which became effective on January 1, 2008, a 10% withholding tax applies to dividends, interests, rent or royalties payable by a foreign-invested enterprise, such as our PRC subsidiary, to any of its non-resident enterprises investors for PRC enterprise income tax purposes unless any such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The British Virgin Islands, where our company was incorporated, does not have such a treaty with China. Thus, the Company expects that a 10% withholding tax will apply to dividends paid to the Company by its PRC subsidiaries if the Company is classified as a non-resident enterprise. Circular CaiShui [2008] No.1 jointly issued by the State Administration of Taxation and Minister of Finance on February 22, 2008 further clarifies that dividends distributed by foreign-invested enterprise to foreign investors out of the profits generated before January 1, 2008 are still exempt from withholding tax even if they are paid after January 1, 2008. Our PRC entities’ undistributed earnings, generated after January 1, 2008, have been and will be permanently reinvested to the PRC entities. Therefore, no dividend withholding tax was accrued.

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

A significant portion of our revenues and expenses are denominated in Renminbi. If our revenues denominated in Renminbi increase or expenses denominated in Renminbi decrease in the future, we may need to convert a portion of our revenues into other currencies to meet our foreign currency obligations, including, among others, payment of dividends declared, if any, in respect of our shares or ADSs. Under China’s existing foreign exchange regulations, ReneSola Zhejiang is able to pay dividends in foreign currencies, without prior approval from State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, we cannot assure you that the PRC government will not take further measures in the future to restrict access to foreign currencies for current account transactions.

Foreign exchange transactions by ReneSola Zhejiang under capital accounts continue to be subject to significant foreign exchange controls and require the approval of, or registration with, PRC governmental authorities. In particular, if ReneSola Zhejiang borrows foreign currency loans from us or other foreign lenders, these loans must be registered with SAFE, and if we finance it by means of additional capital contributions, these capital contributions must be approved or registered by certain government authorities including the Ministry of Commerce, SAFE, and the State Administration of Industry and Commerce, or SAIC, or their local counterparts. These limitations could affect the ability of ReneSola Zhejiang to obtain foreign exchange in China, and could affect our business and financial condition.

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

The SEC administrative proceedings against the PRC affiliates of certain accounting firms, if decided adversely against such accounting firms, could have a material adverse effect on the value of our ADSs.

Recently, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese affiliates of the ‘‘big four’’ accounting firms, including our auditors, and also against BDO China Dahua. The Rule 102(e) proceedings initiated by the SEC relate to these firms’ failure to produce documents, including audit work papers, to the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act of 2002, as the auditors located in the PRC are not in a position lawfully to produce documents directly to the SEC because of restrictions under PRC law and specific directives issued by the CSRC. As the administrative proceedings are ongoing, it is impossible to determine their outcome or the consequences thereof to us. The issues raised by the proceedings are not specific to our auditors or to us, but affect equally all audit firms based in China and all China-based businesses with securities listed in the United States. However, if the administrative judge were to find in favor of the SEC under the proceeding and depending upon the remedies sought by the SEC, these audit firms could be barred from practicing before the SEC. As a result, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which may result in their delisting. Moreover, any negative news about the proceedings against these audit firms may erode investor confidence in China-based, United States listed companies and the market price of our ADSs may be adversely affected.

We face risks related to health epidemics and other outbreaks.

Our business could be adversely affected by the effects of avian flu, severe acute respiratory syndrome, or SARS, swine flu or another epidemic or outbreak. From 2005 to present, there have been reports on the occurrence of avian flu in various parts of China and elsewhere in Asia, including a few confirmed human cases and deaths. There have also been an outbreak of swine flu occurred in Mexico and the United States and there have been recent cases in China and elsewhere in Asia. Most recently, Shanghai has activated an emergency plan in response to cases of death and serious illness caused by a swine flu virus in the local region. Any prolonged occurrence or recurrence of avian flu, SARS, swine flu or other adverse public health developments in China may have a material adverse effect on our business operations. Our operations may be impacted by a number of health-related factors, including, among other things, quarantines or closures of our facilities, which could severely disrupt our operations, the sickness or death of our key officers and employees, and a general slowdown in the Chinese economy. Any of the foregoing events or other unforeseen consequences of public health problems could adversely affect our business and results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of avian flu, SARS, swine flu or any other epidemic.

Risks Related To Our ADSs, Notes and its Underlying ADSs and Shares

The market price for our ADSs may be volatile; the trading price of our convertible senior notes could be significantly affected by the market price of the ADSs and other factors.

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

Mr. Xianshou Li, our chief executive officer and director, and Mr. Yuncai Wu, our director, held, directly and indirectly, approximately 17.0% and 3.3% of our outstanding share capital, respectively, and exercise voting control over approximately 25.2% and 6.1% of our outstanding share capital, respectively, as of the date of this annual report. As such, Messrs. Li and Wu have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. For example, holders of a majority of our shares entitled to vote in a duly convened and constituted shareholders’ meeting may pass a shareholders’ resolution to issue preferred shares in one or more series and to fix the powers and rights of these shares, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our existing shares. Preferred shares could thus be issued with terms that would delay or prevent a change in control or make removal of management more difficult. These actions may be taken even if they are opposed by our other shareholders and holders of our ADSs.

We may need additional capital and may sell additional ADSs or other equity securities or incur indebtedness, which could result in additional dilution to our shareholders or increase our debt service obligations.

The solar industry is currently being negatively impacted by a number of factors including excess capacity, reduction of government incentives in key solar markets, higher import tariffs and the European debt crisis. These factors have contributed to declining average selling prices for our products. For the year ended December 31, 2012, we incurred an operating loss of $179.0 million, experienced negative cash flow of operations of $94.7 million, and our current liabilities exceed our current assets by $568.4 million. While we had cash and cash equivalents of $93.3 million, we had short-term bank borrowings of $596.6 million all due within one year and the current portion of long-term debt amounting to $137.1 million, which is not expected to be renewed.

We believe that adequate sources of liquidity will exist to fund the Company’s working capital and capital expenditure requirements, and to meet its short term debt obligations, other liabilities and commitments as they become due. We may require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Future issuances of shares or ADSs may adversely affect the price of the ADSs.

Sales of our shares or ADSs in the public market and after the convertible senior note offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline or could make it more difficult for us to raise funds through the sale of equity in the future. Likewise, additional equity financings or other issuances of shares or ADSs by us could adversely affect the market price of the ADSs.

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

A substantial number of the ADSs are reserved for issuance upon conversion of our convertible senior notes and for the exercise of share options granted to directors and employees pursuant to our 2007 share incentive plan. The conversion of some or all of the convertible senior notes will dilute the ownership interests of existing shareholders and holders of the ADSs. The issuance and sale of a substantial number of shares or ADSs, or the perception that such issuances and sales may occur, could adversely affect the trading price of our convertible senior notes and the market price of the shares or ADSs and impair our ability to raise capital through the sale of additional equity securities.

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

Sales of a substantial number of the ADSs or other equity-related securities of the Company in the public markets, including the issuance of ADSs upon conversion of the notes, could depress the market price of the ADSs, and impair our ability to raise capital through the sale of additional equity securities. We cannot predict the effect that future sales of the ADSs or other equity-related securities would have on the market price of the ADSs.

In addition, the existence of the notes may also encourage short selling by market participants because the conversion of the notes could depress the ADS price. The price of the ADSs could be affected by possible sales of the ADSs by investors who view the notes as a more attractive means of equity participation in us and in connection with hedging or arbitrage trading activities, which we expect to occur involving the ADSs. This hedging or arbitrage could, in turn, affect the market price of the notes.

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

On March 15, 2011, we completed an offering of $175 million of convertible senior notes due 2018, with an additional sale of $25 million principal amount of the notes on April 7, 2011 pursuant to the over-allotment option exercised by initial purchasers, to qualified institutional buyers pursuant to Rule 144A under the Securities Act. During 2011, we repurchased $88.4 million aggregate principal amount of our convertible senior notes using $57.1 million in cash. As of December 31, 2012, the carrying value of our convertible senior notes was $111.6 million. The convertible senior notes will mature on March 15, 2018. The conversion of some or all of the convertible senior notes will dilute the ownership interests of existing shareholders and holders of the ADSs and may depress the price of the shares or ADSs. In addition, any sales in the public market of the ADSs issuable upon such conversion could adversely affect prevailing market prices of the shares or ADSs.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or shares.

Based on the market price of our ADSs, the value of our assets, and the composition of our income and assets, we do not believe we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2012. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you the U.S. Internal Revenue Service will not take a contrary position. A non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. If we are a PFIC for any taxable year during which a U.S. person holds an ADS or share, certain adverse U.S. federal income tax consequences could apply to such U.S. holder. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation—Passive foreign investment company.”

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

Our predecessor, Zhejiang Fengding Construction Material Machinery Manufacturing Co., Ltd., or Fengding Construction, was established as a limited liability company in the PRC in 2003. Following a series of share transfers, Fengding Construction was renamed ReneSola Zhejiang in June 2005 and commenced the solar power business in July 2005.

ReneSola Ltd was incorporated as a limited liability company in the British Virgin Islands on March 17, 2006. Our choice of the British Virgin Islands as the jurisdiction of incorporation was motivated in part by its relatively well-developed body of corporate law, various tax and other incentives, and its acceptance among internationally recognized securities exchanges as a jurisdiction of incorporation for companies seeking to list securities on such exchanges. As we are a limited liability company under the laws of the British Virgin Islands, the liability of our shareholders to our company is limited to (i) any amount unpaid on a share held by the shareholder and (ii) any liability to repay a distribution by our company that was not made in accordance with the laws of the British Virgin Islands. Our principal executive offices are located at No. 8 Baoqun Road, Yaozhuang County, Jiashan Town, Zhejiang Province, PRC. Our telephone number at this address is (86-573) 8477 3058. Our registered office is located at the offices of Harneys Corporate Services Limited, Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

ReneSola acquired all of the equity interests in ReneSola Zhejiang in April 2006 through a series of transactions that were accounted for as a reorganization.

We incorporated our wholly owned subsidiaries, ReneSola America Inc., or ReneSola America, in the State of Delaware, USA, in 2006 to facilitate our procurement of silicon raw materials and product sales in North America; and ReneSola Singapore Pte. Ltd. in Singapore in 2007 to facilitate our polysilicon procurement and product sales outside of China.

In 2007, we invested in a 51% equity interest in ReneSola (Malaysia) SDN BHD through ReneSola Singapore Pte. Ltd. and we subsequently sold our interest in ReneSola (Malaysia) SDN BHD to our joint venture partner in December 2008. We also acquired a 49% equity interest in Linzhou Zhongsheng Semiconductor, a polysilicon manufacturing company located in Henan Province. Linzhou Zhongsheng Steel held a 51% equity interest in the joint venture in the form of facilities, equipment and land use rights. We sold our 49% equity interest in the joint venture to Linzhou Zhongsheng Steel in September 2008. In 2007, we began building a polysilicon manufacturing facility in Meishan, Sichuan Province, through our wholly owned subsidiary, Sichuan ReneSola, which was established in Sichuan Province.

In 2009, we established a wholly owned subsidiary, Yuneng Enterprise Consulting (Shanghai) Co., Ltd. to engage primarily in solar industry consulting. In 2012, we dissolved Yuneng Enterprise Consulting (Shanghai) Co., Ltd. in connection with a change of our business strategy. As part of our growth strategy, ReneSola Zhejiang acquired the 100% equity interest in ReneSola Jiangsu for a total cash consideration of RMB140.3 million, including tax paid in connection with the transfer of equity interests, in 2009. ReneSola Jiangsu is a cell and module manufacturer located in Yixing, Jiangsu Province, commenced its cell production in October 2008 and module production in November 2005, and had an annual cell production capacity of 120 MW and an annual module manufacturing capacity of 135 MW as of December 31, 2009, the year in which it was acquired by us. ReneSola Jiangsu offers monocrystalline modules ranging from 40 W to 310 W and multicrystalline modules ranging from 40 W to 310 W in power output, and exports its products primarily to the European markets.

In 2010, we established a wholly owned subsidiary, Zhejiang ReneSola Photovoltaic Materials Co., Ltd., or Zhejiang ReneSola PV Materials, to engage primarily in the production and sale of crucibles, steel wires and silicon carbon powder. We also established our wholly owned subsidiaries, Sichuan Ruiyu Photovoltaic Materials Co., Ltd., Sichuan Ruixin Photovoltaic Materials Co., Ltd. and Sichuan Ruisheng Photovoltaic Materials Co., Ltd., which merged subsequently into Sichuan ReneSola in November 2011. Sichuan Ruiyu Photovoltaic Materials Co., Ltd., Sichuan Ruixin Photovoltaic Materials Co., Ltd. and Sichuan Ruisheng Photovoltaic Materials Co., Ltd. were established to engage primarily in sales of monocrystalline and multicrystalline wafers and ingots, steel wires, furnaces and other solar related products. Sichuan Ruixin Photovoltaic Materials Co., Ltd. has not commenced business as of the date of this annual report.

In 2011, we established our wholly owned subsidiaries, ReneSola Deutschland GmbH in Germany to expand our business in Europe; ReneSola Zhejiang Energy-Saving Technology Co., Ltd., formerly known as Zhejiang Sciborn New Material Technology Co., Ltd., to engage primarily in the research and development of metallic materials, inorganic non-metallic materials, composite materials and polymer materials; Sichuan SiLiDe Composite Materials Co., Ltd. to engage primarily in the production and sale of carbon composite materials; Qinghai Yuhui New Energy Co., Ltd., or Qinghai Yuhui, to engage primarily in the construction and operation of our solar photovoltaic, or PV, project; Sichuan OuRuiDa Science Park Co., Ltd. to engage primarily in the development and sale of new materials and new energy; and Jiashan Xujing Real Estate Development Co., Ltd. to engage primarily on the development of residence for our employees. In March 2012, we sold Jiashan Xujing Real Estate Development Co., Ltd. in connection with certain adjustments to our business strategies. In 2011, we also established a subsidiary, Zhejiang Ruiyi New Material Technology Co., Ltd., or Zhejiang Ruiyi, to engage primarily in the development and sale of new materials, steel sawing wires and other sawing materials. We hold 90% of the equity interests of Zhejiang Ruiyi, the remaining 10% equity interests is collectively held by a number of core employees of Zhejiang Ruiyi.

In 2012, we established several wholly owned subsidiaries in China, including: Gaotai Yuhui New Energy Co. Ltd., which engaged primarily in the construction and operation of our solar PV project in Gansu province and was dissolved in 2013 in connection with a change of our business strategy; Zhejiang Ruixu Investment Co. Ltd., which engages primarily in advising business investment and in the development and sale of new materials and new energy products; Beijing Xuyuan Solar Energy Technology Co., Ltd., which engages primarily in the development of solar energy technology, technology consulting services, sale and installation of solar energy equipment; Tekesi Yuhui Solar Energy Development Co., Ltd., which engages primarily in solar PV power generation and development, investment, construction and operation of related projects, electric power technology consulting and service, and procurement of power suppliers and equipment; Suibin Yuhui Solar Energy Power Co., Ltd., which engages primarily in solar PV power generation and development, investment, construction and operation of related projects and which subsidiary is also engaged in electric power technology consulting and service and procurement of power suppliers and equipment; and ReneSola Zhejiang Solar New Energy Academe, which engages in research, development, achievement transformation and technology transferring related to solar PV power and photo thermal and which subsidiary has been involved in industrial strategy research, analysis and evaluation of new energy and materials. Furthermore, we established four overseas wholly owned subsidiaries, including ReneSola New Energy S.a.r.l. in Luxemburg, which engages in sales and investment related to the solar industry, Renesola India Private Limited, which engages in international and local trading of solar cells, modules, ReneSola Australia PTY Ltd., and ReneSola Japan Ltd., as part of our growth strategy with respect to the module segment.

In 2012, we also established several non-wholly owned subsidiaries, including Ningde Hengyang New Energy Development Co., Ltd., or Ningde Hengyang, which engages primarily in the development and sale of solar energy products and investment and management of new energy; ReneSola Zhejiang Carbon Fiber Material Co., Ltd., which engages in development, production and sale of carbon fiber materials and other carbon products; and Renesola Keping Co., Ltd., which engages primarily in development, investment, construction and operation of energy projects and engineering equipment and provision of supporting services, and has also been involved in the construction and operation of power plants, production and sales of electricity, technology research and training. We hold 60% of the equity interests of Ningde Hengyang, with the remaining 40% of equity interests held by a third party, Quanzhou Heyday Solar Technology Co., Ltd. We hold 92% of the equity interests of ReneSola Zhejiang Carbon Fiber Material Co., Ltd., with the remaining 8% equity interests collectively held by a number of core employees of that company. We hold 98.56% of the equity interests of Renesola Keping Co., Ltd., with the remaining 1.44% being held by a third party, Xinjiang Garson Co. Ltd.

Furthermore, we made several acquisitions of equity interests in 2012. Our wholly owned subsidiary, ReneSola Singapore Pte. Ltd., acquired 100% equity interests of Nove Eco Energy Eood and MG Solar Systems Eood in Bulgaria in April 2012 as project assets. We also acquired 100% equity interests in Lucas Est S.R.L and Ecosfer Energy S.R.L in Romania in September 2012 as project assets.

In 2012, we established our North and South American regional headquarters in San Francisco, and our Asia-Pacific, Middle East and Africa regional sales headquarters in Singapore.

In 2013, we acquired Lucas Est Korea Co., Ltd. and Ecosfer Energy Korea Co., Ltd., which became our wholly owned subsidiaries. As of the date of this annual report, Lucas Est Korea Co., Ltd. and Ecosfer Energy Korea Co., Ltd. have not commenced business.

As of the date of this annual report, we conduct our business through the following key subsidiaries:

•	ReneSola Zhejiang, our operating company engaged in wafer production in China;

•	ReneSola America, which was incorporated in the State of Delaware, the United States, in November 2006 to facilitate our procurement of silicon raw materials and product sales in North America;

•	ReneSola Singapore Pte. Ltd., which was incorporated in Singapore in March 2007 to facilitate our polysilicon procurement and product sales outside of China;

•	Sichuan ReneSola, which was incorporated in China in August 2007 to engage in the production of polysilicon;

•	ReneSola Jiangsu, which we acquired in May 2009 to engage in the production of solar cells and modules;

•	Zhejiang ReneSola PV Materials, which was incorporated in China in April 2010 to engage in the production and sale of crucibles, steel wires and silicon carbon powder; and

•	Qinghai Yuhui, which was incorporated in China in August 2011 to engage in the construction and operation of our solar PV project.

With respect to our securities, in August 2006, we placed 33,333,333 shares on the AIM and raised gross proceeds of approximately $50.0 million. In November 2010, with the approval of our board of directors, our shares ceased to trade on the AIM, and our admission to trading on the AIM was cancelled.

In January 2008, we and certain selling shareholders completed our initial public offering of 10,000,000 ADSs listed on the NYSE. In June 2008, we completed a follow-on public offering of 10,350,000 ADSs sold by us and certain selling shareholders. In October 2009, we completed another follow-on public offering of 15,500,000 ADSs sold by us.

In the first quarter of 2010, we redeemed the outstanding balance of $32 million of our RMB928,700,000 U.S. dollar-settled 1.0% convertible bonds due March 26, 2012.

In March 2011, we completed an offering of $175 million of convertible senior notes due 2018, with an additional sale of $25 million principal amount of the notes in April 2011 pursuant to the over-allotment option exercised by the initial purchasers, to qualified institutional buyers pursuant to Rule 144A under the Securities Act. The convertible senior notes will mature on March 15, 2018. In connection with the pricing of the notes, we entered into a capped call transaction and an additional capped call transaction, which covers, subject to customary anti-dilution adjustments, the number of ADSs underlying the option notes, with an affiliate of one of the initial purchasers of the notes, or the hedge counterparty. The capped call transactions are expected generally to reduce potential dilution to the shares and ADSs upon conversion of the convertible senior notes. The capped call transactions are separate transactions entered into by us with the hedge counterparty and not part of the terms of the notes and did not change the noteholders’ rights under the notes. Holders of the convertible senior notes do not have any rights with respect to the capped call transactions. During 2011, we repurchased $88.4 million aggregate principal amount of our convertible senior notes using $57.1 million in cash. As of December 31, 2012, the carrying value of our convertible senior notes was $111.6 million.

In August 2011, ReneSola’s board of directors adopted a shareholder rights plan to protect the best interests of ReneSola and our shareholders and authorized the dividend distribution. One share purchase right was distributed on August 26, 2011 with respect to each share of ReneSola outstanding at the close of business on such date. Initially, the share purchase rights were evidenced by the certificates representing outstanding shares, and no separate share purchase right certificates were distributed. Subject to certain limited exceptions, the share purchase rights will be exercisable at $20.0 per share if a person or group acquires 15% or more of ReneSola’s voting securities or announces a tender offer for 15% or more of the voting securities, subject to adjustment. Our board of directors will be entitled to redeem the share purchase rights at $0.0001 per share purchase right at any time before a person or group has acquired 15% or more of ReneSola’s voting securities. The share purchase rights are designed to ensure that our shareholders receive fair treatment in the event of any proposed takeover of ReneSola and to encourage anyone seeking to acquire ReneSola to negotiate with the board of directors prior to attempting a takeover. The share purchase rights were not distributed in response to any specific effort to acquire control of our company.

In August 2011, our board of directors authorized a share repurchase program under which we may repurchase up to $100 million in aggregate value of our outstanding ordinary shares during a six-month period ended February 20, 2012 on the open market or in privately negotiated transactions. We repurchased an aggregate of 645,424 ADSs, representing 1,290,848 ordinary shares, on the open market for a total cash consideration of $1.9 million in 2011, which were cancelled as of February 29, 2012. We did not repurchase any ADSs in 2012.

B.	Business Overview

We are a leading global manufacturer of solar wafers and producer of solar power products based in China. Capitalizing on proprietary technologies, economies of scale, low cost production capabilities, technical innovations and know-how, we leverage our in-house polysilicon, solar cell and solar module manufacturing capabilities to provide our customers with high quality, cost competitive solar power products and processing services. We provide high quality solar power products to a global network of suppliers and customers which includes leading global manufacturers of solar cells and modules and users of solar modules. We have also developed a downstream platform to strengthen our relationships with our customers and gain access to the end-user market.

We have greatly expanded our manufacturing capacity since we began the production of solar wafers. We believe we possess one of the largest solar wafer manufacturing facilities in China based on production capacity as of December 31, 2012. As of December 31, 2012, we had an annual wafer manufacturing capacity of approximately 2,000 MW, the same as the capacity at December 31, 2011, consisting of monocrystalline wafer manufacturing capacity of approximately 200 MW, which decreased from the capacity of 400 MW at December 31, 2011, and multicrystalline wafer manufacturing capacity of approximately 1,800 MW, which increased from the capacity of 1,600 MW at December 31, 2011. As of December 31, 2012, our cell and module manufacturing capacities were 240 MW and 1,200 MW, respectively, compared to 240 MW and 500 MW, respectively, as of December 31, 2011. As of December 31, 2012, our polysilicon manufacturing facility in Meishan, Sichuan Province, had an annual manufacturing capacity of 10,000 metric tons, compared to 4,000 metric tons as of December 31, 2011. Our polysilicon manufacturing facility utilizes a closed-loop modified Siemens process for polysilicon production. In addition, as of December 31, 2012, we also had certain monocrystalline ingot manufacturing processing arrangements with third-party manufacturers.

We sell solar wafers primarily to solar cell and module manufacturers globally. In 2012, a significant portion of our wafer sales were made to companies based in Asia, primarily to leading solar cell and module companies in China, Singapore, Korea and Taiwan. The majority of our module sales in 2012 were made to distributors located in Europe. In addition, we have continued to focus on implementing various cost reduction programs and reduced our silicon consumption rate and non-silicon wafer processing cost. We believe our in-house polysilicon production facility in Meishan, Sichuan Province, enhances our ability to better control our raw material costs across our business and operational segments and provides a reliable polysilicon supply. We also believe that the most cost-effective and innovative way to improve module efficiencies is through enhanced wafer technologies.

We plan to maintain our polysilicon, solar wafer, cell and module manufacturing capacities in 2013. At the end of 2012, we started to implement our business strategy to transform our business focus from solar wafer production to module production. We expect the shift in our business focus to be complete by the end of 2013. In connection with this business transformation, we have implemented strategic initiatives including increasing our module sales and marketing staff, and expanding our in-house module manufacturing capacity to 1.2 GW from 500 MW, which we believe to have been executed with high efficiency and advanced technologies.

In 2010, 2011 and 2012, we shipped 1,182.8 MW, 1,294.8 MW and 2,219.3 MW of solar power products, respectively.

Our net revenues decreased from $1,205.6 million in 2010 to $985.3 million in 2011 and to $969.1 million in 2012. We suffered an operating loss of $179.0 million and a net loss of $242.5 million in 2012, compared to an operating income of $11.5 million and a net income of $0.3 million in 2011 and an operating income of $245.9 million and a net income of $169.0 million in 2010.

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

When upfront system costs are factored into the cost of electricity generation, the cost of solar power substantially exceeds the cost of power generated from conventional means in many markets. As a result, national and local governmental bodies in many countries, most notably in Germany, China, Spain, Italy, the United States, Japan, Australia, Bulgaria and Romania, have provided government subsidies and economic incentives in the form of feed-in tariffs, rebates, tax credits and other incentives to end-users, distributors, system integrators and manufacturers of solar power products to promote the use of solar energy and to reduce dependence on other forms of energy.

 However, as the solar power industry continues to develop, these government subsidies and economic incentives could be reduced or eliminated altogether. Policy changes could result in significant reductions or eliminations of subsidies or economic incentives, and the effects of the recent global economic crisis may affect the fiscal ability of governments to offer certain types of incentives such as tax credits at the level previously targeted, if at all. In 2012, the European governments reduced their support in the European markets that have traditionally relied upon feed-in-tariffs, among other things, to support demand, which in the aggregate resulted in a marked decline in the global growth rate of demand for solar power products. In September 2008, the Spanish government introduced a feed-in-tariff cap of 500 MW, which limited demand in the grid-connected market in Spain. Additionally, in December 2010, the Spanish government reduced the maximum allowable annual operating hours for which PV systems could earn feed-in-tariff payments. In 2009, the German government reduced solar feed-in tariffs by 9%. In January, July and October of 2010, Germany introduced further solar feed-in tariffs reductions of approximately 24% to 26% for rooftop systems and 20% to 25% for ground-based systems. Germany further reduced its feed-in tariffs in the beginning of 2012 by 15% to up to 24.43 Euro cents per kilowatt hour for rooftop systems and up to 18.76 Euro cents per kilowatt hour for ground-based systems. In September 2012, Germany introduced further feed-in tariff reduction of 1% monthly for roof-based systems while reducing or eliminating feed-in tariffs for ground-based systems. All such reductions may result in a significant fall in the price of PV products in order to support continued demand. Generally, it is expected that due to the reduction in government incentives to users of solar power products in Germany, demand for solar power products will decrease substantially in Germany this year, which may in turn materially and adversely affect our direct or indirect sales into Germany. In 2010, the Italian government also announced annual reductions to feed-in tariffs beginning in 2011 in an effort to impede overheating of its solar market although Italy later passed legislation to extend their feed-in tariff program for solar energy through 2012 and the feed-in tariff scheme started to slowly decrease each month from June 2011. Currently, multiple governments and countries are discussing ways to reduce or eliminate their solar subsidies, including Japan, China, and Eastern European countries.

In the last few years, the Chinese government announced a series of plans and subsidies intended to support the development of the Chinese solar power industry, including open bidding for solar power plant licenses, the Solar Rooftop Plan and the Golden Sun Demonstration Projects. These measures were aimed at developing large-scale solar power plants in rural and remote areas and urban rooftop solar power systems. For instance, in March 2009, the Chinese government announced new rules to offer financial subsidies to assist the construction of PV module applications integrated into buildings in urban and remote areas and establishes and promotes technical standards and key universal technologies relating to the application of PV module products integrated into buildings. To be eligible to receive the subsidies, the installed capacity of a PV module project must be more than 50 kilowatts and the conversion efficiency of monocrystalline products must be higher than 16%. Priority is to be given to PV modules integrated into buildings, projects connected to the power grid and projects for public buildings. In July 2009, the Chinese government announced a new program of incentives for the development of 500 MW of large-scale PV projects throughout the country over two to three years. Under this program, on-grid PV projects of at least 300 kilowatts will be eligible for subsidies of 50%. Projects in remote areas with no access to the electricity grid will be eligible for subsidies of 70%. In 2010, the PRC government enacted a revised Renewable Energy Law giving clearer guidance to address issues in the existing legislation and affirming the role of the government in organization and planning, as well as switching the purchasing system for renewable energy from a mandatory system to a guaranteed purchase scheme. These guaranteed purchase principles make electricity distributors more willing to purchase renewable energy by more clearly defining the relationship between electricity distributors and power generation businesses in terms of rights and responsibilities. The law also gives guarantees regarding the launch of future on-grid pricing systems or feed-in tariffs for renewable energy. In 2010, newly installed capacity for solar power systems in China reached 400 MW, according to the European Photovoltaic Industry Association. China’s 12th Five Year Plan, which was released in early 2011, cited renewable energy sources as focal points for China’s development. For renewable energy, the plan has set a goal of 11.4% of primary energy coming from non-fossil fuels in 2015, an increase from a 2020 goal of 8.3% announced in 2010 and aims to reduce cost of domestic solar power and develop the PV industry. In July 2012, the PRC National Energy Admonition issued China’s 12th Five Year Plan for the Development of Solar Electric Energy Generation to continue taking measures to develop the PV industry. On March 25, 2013, China’s Ministry of Finance, Ministry of Industry and Information Technology, or the MIIT, General Administration of Customs and State Administration of Taxation jointly issued Notice on the Adjustment on Relevant Catalogue of Tax Policy for the Import of Material Technical Equipments, or the Notice. According to the Notice, since April 1, 2013, qualified domestic enterprises may import necessary key parts and materials as set forth in the Notice to manufacture certain equipment, including solar cell equipment, which is supported by the PRC government, and will be exempted from custom duty and import VAT. We expect the solar industry to continue to be a focus of government support in China.

Our Products and Services

We offer monocrystalline and multicrystalline wafers of various sizes and thicknesses. In wafer manufacturing, we are capable of slicing wafers with a thickness less than 180 microns on a large scale. We also offer wafer processing services to certain customers.

We also offer monocrystalline and multicrystalline solar modules. We currently produce standard solar monocrystalline modules ranging from 40 W to 310 W and multicrystalline modules ranging from 40 W to 310 W in power output, built to general specifications for use in a wide range of residential, commercial, industrial and other solar power generation systems.

We also offer our customers after-sales support services such as monthly performance checks on our products. Our research and development, technical management and quality control teams work closely with our customers’ counterparties to address our customers’ requirements.

Manufacturing

We manufacture solar-grade polysilicon, solar wafers, cells and modules.

We significantly expanded our manufacturing capacity since we began our production of solar wafers. We believe we operate one of the largest solar wafer manufacturing facilities in China based on production capacity. As of December 31, 2012, we had an annual wafer manufacturing capacity of approximately 2,000 MW, the same as the capacity at December 31, 2011, consisting of monocrystalline wafer manufacturing capacity of approximately 200 MW, which decreased from the capacity of 400 MW at December 31, 2011, and multicrystalline wafer manufacturing capacity of approximately 1,800 MW, which increased from the capacity of 1,600 MW at December 31, 2011. We plan to maintain this annual wafer manufacturing capacity in 2013. As of December 31, 2012, we also had certain monocrystalline ingot manufacturing capacity through processing arrangements with third-party manufacturers.

We have sold solar modules since June 2009, after our acquisition of ReneSola Jiangsu. As of December 31, 2012, we had cell and module manufacturing capacities of 240 MW and 1,200 MW, respectively, compared to 240 MW and 400 MW, respectively, as of December 31, 2010, and 240 MW and 500 MW, respectively, as of December 31, 2011. In 2013, we plan to maintain our annual cell and module manufacturing capacity.

We had an annual polysilicon manufacturing capacity of 10,000 metric tons as of December 31, 2012 and plan to maintain this polysilicon manufacturing capacity in 2013. This represents an increase from our polysilicon manufacturing capacity of 3,000 metric tons and 4,000 metric tons as of December 31, 2010 and 2011, respectively. We ramped up our polysilicon manufacturing facility in Meishan, Sichuan Province, in two phases. Phase I of our polysilicon facility has been in full operation since the beginning of 2011 and Phase II of the facility has been completed since the end of 2012. We produced an aggregate of 3,382 metric tons and 3,523 metric tons of polysilicon in 2011 and 2012, respectively. In November 2012, we temporarily halted polysilicon production to upgrade our facilities and equipment, as well as integrate Phase II with Phase I. With our polysilicon manufacturing facility, we believe we have a stable cost-effective supply of polysilicon from in-house production, which complements our existing long-term and short-term polysilicon purchase agreements.

The following table sets forth the manufacturing capacities of our facilities.

Manufacturing Facilities	Annual Manufacturing Capacity as of December 31, 2010(1)	Annual Manufacturing Capacity as of December 31, 2011(2)		Annual Manufacturing Capacity as of December 31, 2012(3)		Expected Annual Manufacturing Capacity as of December 31, 2013(3)
Wafer	1,300 MW	2,000 MW		2,000 MW		2,000 MW
—Monocrystalline Ingots and Wafers	400 MW	400 MW	(4)	200 MW	(4)	200 MW
—Multicrystalline Ingots and Wafers	900 MW	1,600 MW		1,800 MW		1,800 MW
Cell	240 MW	240 MW		240 MW		240 MW
Module	400 MW	500 MW		1,200 MW		1,200 MW
Polysilicon	3,000 metric tons	4,000 metric tons		10,000 metric tons		10,000 metric tons

(1)	Calculated based on the adjusted methodology effective January 1, 2010, which is based on an efficiency rate of 17.4% for monocrystalline wafers and 16.0% for multicrystalline wafers.

(2)	Calculated based on the adjusted methodology effective January 1, 2011, which is based on an efficiency rate of 18.2% for monocrystalline wafers and 16.8% for multicrystalline wafers.

(3)	Calculated based on the adjusted methodology effective January 1, 2012, which is based on an efficiency rate of 18.8% for monocrystalline wafers and 17.7% for multicrystalline wafers.

(4)	Only 200 MW of the manufacturing capacity of was operational as we were in the process of moving the equipment that generates the other 200 MW of capacity to another facility, which was classified as asset held-for-sale and had since being written off. This does not include monocrystalline ingot manufacturing capacity of 200 MW through processing orders under arrangements with third-party manufacturers.

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

Prior to 2011, we purchased most of our multicrystalline furnaces from foreign equipment suppliers. In 2011, we began to collaborate with domestic equipment makers in China to develop customized multicrystalline furnaces. In 2012, we devised new methods which allowed us to increase the capacity of our existing multicrystalline furnaces. Our new multicrystalline furnaces require substantially less capital expenditures than those imported and offer improved production efficiency and lower electricity consumption.

Our manufacturing capacities comprise the following:

•	polysilicon production;

•	ingot production;

•	wafer slicing;

•	cell production; and

•	module production.

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

We have integrated the two phases into one combined polysilicon manufacturing facility. Part of this integration involves allowing byproducts from each phase to be used and recycled in the other phase, which will lower overall costs. At present, we have started trial production of the combined integrated polysilicon manufacturing facility and may make certain adjustments to the facility in order to successfully integrate the two phases, improve its quality, and lower the costs.

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

Cell Production

A solar cell is made from a silicon wafer that converts sunlight into electricity by a process known as the PV effect. Thus, the feedstock of solar cell manufacturing is solar wafers, which are used as the base substrate. The process starts with cleaning and texturing the surface of a wafer, followed by a diffusion process in which an emitter is formed. The front and back sides of the wafer are isolated using the plasma etching technique, and the oxide formed during the diffusion process is removed to form an electrical field. An anti-reflective coating is then applied to the surface of the cell using plasma enhanced chemical vapors to enhance the absorption of sunlight. The front and back sides of the cell are screen printed with metallic inks and the cell then undergoes a fire treatment in order to preserve its mechanical and electrical properties. The cell is then tested and classified in accordance with its parameters.

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

Raw Materials

The key raw material for our wafer production is polysilicon. Currently, we use polysilicon as primary feedstock to produce solar wafers. In 2012, polysilicon accounted for approximately 49.8% of our wafer production cost. We procure our raw materials from diversified sources. In 2012, purchases from international suppliers, domestic suppliers and our subsidiary, Sichuan ReneSola, accounted for approximately 52.4%, 13.2% and 34.4%, respectively, of our total polysilicon purchases. Other raw materials include crucibles, slurry, wires, glass and ethyl vinyl acetate, or EVA, film, which we procure primarily from domestic and international suppliers.

Our top five suppliers of polysilicon, excluding those for processing services, collectively accounted for 52.8% of our total polysilicon purchases in 2012. Our top two suppliers of polysilicon, excluding those processing services, accounted for more than 37.5% of our total polysilicon purchases in 2012. We are required to purchase $154.3 million of polysilicon over the next three years and to purchase 2,000 kg of polysilicon in 2013 under another purchase contract. The price is subject to adjustment to reflect the prevailing market price at the transaction dates. We made advance payments to these suppliers under the polysilicon purchasing agreements. In 2011, due to the worldwide oversupply of silicon raw materials, we were not required to make advance payments for our newly signed procurement agreements with suppliers. In 2012, due to the continued worldwide oversupply of silicon raw materials, we were not required to make prepaid deposits and we did not sign any long term contracts. As of December 31, 2012, the outstanding advance payments in connection with our procurement agreements entered into before 2011 amounted to approximately $26.0 million.

We complement our existing long-term and short-term polysilicon purchase agreements with in-house manufacturing capacity provided by our polysilicon manufacturing facility in Meishan, Sichuan Province. To provide a stable, cost-effective supply of polysilicon, we have increased our annual polysilicon manufacturing capacity from 4,000 metric tons at the end of 2011 to 10,000 metric tons at the end of 2012. We currently do not have plans to increase our annual polysilicon manufacturing capacity.

Sales and Customers

Wafer Sales

We derived 63.3%, 61.4% and 60.5% of our wafer sales from customers in China (including Hong Kong) in 2010, 2011 and 2012, respectively. In 2011, our top five wafer customers accounted for approximately 41.6% of our wafer sales and 23.0% of our net revenues, and our largest customer accounted for approximately 10.8% of our wafer sales and 6.0% of our net revenues. In 2012, our top five wafer customers, one of which was our related party, accounted for approximately 49.5% of our wafer sales and 22.2% of our net revenues, and our largest customer accounted for approximately 13.7% of our wafer sales and 6.1% of our net revenues.

Most of our current wafer sales, particularly our sales to major customers, are made under purchase orders based on the spot market rates. While we are still subject to certain long-term sales contracts, the pricing terms and volumes can be subject to renegotiation in situations where there is substantial market volatility. We also have some short-term sales contracts with some of our customers and long-term framework contracts, which provide for variable pricing and volume terms.

We have entered into several long-term sales contracts with our customers. In June 2008, we entered into an agreement with a global solar power company for the supply of approximately 1.5 GW of wafers over an eight-and-a-half-year period beginning in July 2008. In June 2010, we entered into an agreement with a leading solar cell manufacturer to provide approximately 293 MW of multicrystalline wafers from July 2010 to December 2013 and approximately 141 MW of monocrystalline wafers from October 2010 to December 2013. Our long-term wafer contracts accounted for approximately 212.9 MW of wafer shipments, or 14.2% of our total wafer shipments, in 2012.

We have also entered into wafer processing arrangements with certain customers, under which we process their silicon raw materials into ingots or wafers for a processing fee. The payments we make for the feedstock and the payments our customers make for the solar wafers are generally settled separately, which is in line with market practice. In 2010, we entered into three processing arrangements with three international solar power product companies. Under the terms of these agreements, we have agreed to obtain polysilicon from these customers and sell solar wafers to them in return over periods of approximately two years, four years and five years, respectively. We shipped approximately 3.3 MW of solar wafers in 2012 under these processing arrangements.

In 2011 and 2012, due to the volatility of polysilicon prices and worldwide oversupply of solar power products, we did not enter into new long-term wafer contracts or wafer processing arrangements with customers.

Module Sales

We sell our modules primarily to distributors and power plant developers. The type of customers we focus on depends largely on the demand in the specific markets. In 2012, our top five module customers accounted for 30.2% of our module sales and 15.4% of our total net revenues, and our largest module customer accounted for approximately 9.1% of our module sales and 4.6% of our total net revenues.

We sell our modules through spot orders, short-term contracts with terms of less than one year and framework agreements. The prices for most orders, contracts, and framework agreements are based on the then market prices and trends.

We also enter into processing arrangements under which customers provide polysilicon and other raw materials to us for processing into modules. In the first quarter of 2010, we entered into three module processing contracts to provide an aggregate of 700 MW of solar modules to three major global solar companies over a period of approximately two quarters, three quarters and three years, respectively. As of the date of this annual report, such module processing contracts have not been performed. In 2011 and 2012, due to the volatility of polysilicon prices, worldwide oversupply of solar power products and our increasing focus on building our own branded module business, we did not enter into new module processing arrangements with customers.

A substantial portion of our sales contracts and processing arrangements require our customers to make a prepayment set at a certain percentage of the total contract value to secure future delivery of our products. Many of these contracts require customers to provide bank guarantees or irrevocable letters of credit to support their purchase commitment in absence of prepayment.

For information of geographical distribution of our products, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Overview of Financial Results—Net Revenues—Geographical Distribution.”

Quality Control

We apply our quality control system at each stage of our manufacturing process, from raw materials procurement to production and delivery, in order to ensure a consistent quality for our products. We conduct systematic inspections of incoming raw materials, ranging from silicon raw materials to various consumables, such as crucibles, steel wires and silicon carbon powder. We have formulated and adopted guidelines for recycling reclaimable silicon, ingot production and wafer slicing, and continue to devote efforts to developing and improving our inspection measures and standards. Prior to packaging, we conduct a final quality check to ensure that our solar wafers and solar modules meet all our internal standards and customers’ specifications. We received the ISO 9001: 2008 certification for our quality assurance system for production which we believe demonstrates our technological capabilities and instills customer confidence.

We also received certifications for the quality of our products from other institutions in different countries. In 2010, we obtained certification from TÜV Rheinland for monocrystalline solar modules made of 125 mm by 125 mm and 156 mm by 156 mm solar cells and multicrystalline solar modules made of 156 mm by 156 mm solar cells. In August 2012, our solar modules successfully obtained certification from the Standards Institution of Israel. In November 2012, our high-wattage 300 W modules passed the potential-induced degradation test performed by TÜV SUD, a leading provider of testing, inspection and certification solutions. In early 2012, we received the Electrical Testing Laboratories and the California Energy Commission certifications from Intertek, a worldwide leader in quality assurance and product safety certification, for the sale of our new microinverter product, Micro Replus™, in the United States and Canada. In December 2012, our Micro Replus™ formally obtained a certificate of approval from SAA Approvals, a third-party certification body accredited by the Joint Accreditation Service of Australia and New Zealand to issue certificates of approval for electrical equipment that has proven to comply with the safety requirements of the applicable Australian Standard. SAA Approval Certification is required by the Australian government before a microinvertor may be exported to and sold in Australia, and demonstrates that our Micro Replus™ meets Australia's safety requirements. In early 2013, we applied for certain of our products to be listed by the Japan Photovoltaic Expansion Center, or JPEC, for eligibility to receive installation subsidies from the Japanese government. JPEC-listed products give customers the confidence that the products meet Japan’s high-quality standards and safety requirements and are fully compatible with the country’s electric grid. We expect our products to be JPEC-listed in June 2013.

As of December 31, 2012, we had a dedicated team of 740 employees overseeing our quality control processes, and they work collaboratively with our sales team to provide customer support and after-sale services. We emphasize gathering customer feedback for our products and addressing customer concerns in a timely manner.

Competition

The solar market is highly competitive and continually evolving. We expect to face increased competition, which may result in price reductions, reduced margins or loss of market share. We believe that the key competitive factors in the markets for solar wafers and modules include:

•	product quality;

•	price and cost competitiveness;

•	manufacturing technologies and efficiency;

•	power efficiency and performance;

•	strength of supplier and customer relationships;

•	aesthetic appearance of PV modules;

•	economies of scale; and

•	brand name and reputation.

The number of solar product manufacturers had rapidly increased due to the growth of actual and forecasted demand for solar power products and the relatively low barriers to entry. The weakened demand for solar modules due to weakened macroeconomic conditions and tightened credit for solar project financing, combined with the increased supply of solar modules due to production capacity expansion by solar module manufacturers worldwide in recent years, has caused the price of solar modules to decline beginning in the fourth quarter of 2008. The prices of solar power products, including solar modules, may continue to decline over time due to increased supply of solar power products, reduced manufacturing costs from economies of scale, advancement of manufacturing technologies and cyclical downturns in the price of polysilicon. Decreases in polysilicon prices and increases in solar module production capacity could result in substantial downward pressure on the price of solar modules and intensify the competition we face. If we fail to attract and retain customers in our target markets for our current and future core products, we will be unable to increase our revenues and market share.

We may also face competition from new entrants to the solar market, including those that offer more advanced technological solutions or that have greater financial resources, such as semiconductor manufacturers, several of which have announced their intention to start production of solar cells and modules. A significant number of our competitors are developing or currently producing products based on PV technologies which may be believed to be more advanced, including amorphous silicon, string ribbon and nano technologies, which eventually offer cost advantages over the crystalline polysilicon technologies currently used by us. A widespread adoption of any of these technologies could result in a rapid decline in demand for our products and a resulting decrease in our revenues if we fail to adopt such technologies. In addition, like us, some of our competitors have become, or are becoming, vertically integrated in the PV industry value chain, acquiring or developing capabilities ranging from silicon ingot manufacturing to PV system sales and installation. This could further erode our competitive advantage as a vertically integrated PV product manufacturer. In addition, our competitors may also enter into the polysilicon manufacturing business, which may provide them with cost advantages. The entire PV industry also faces competition from conventional energy and non-solar renewable energy providers.

With respect to wafers, we compete primarily in terms of price, technology (based on conversion efficiencies), and quality. With respect to PV modules, we compete primarily in terms of price, reliability of delivery, consistency in the average wattage of our PV modules, durability, appearance and the quality of after-sale services. With respect to large integrated PV system projects, we compete primarily in terms of price, experience, and conversion efficiency. We believe our highly profitable and cost-effective products, strong brand name, well-established reputation and integrated service model make our products competitive.

Our competitors include integrated polysilicon suppliers, such as GCL-Poly Energy Holdings Limited and Renewable Energy Corporation, specialized solar wafer manufacturers, such as LDK Solar Co., Ltd., and Comtec Solar Systems Group Limited. Our competitors also include solar wafer manufacturing divisions of integrated solar power product manufacturers, such as SolarWorld AG, Trina Solar Limited, Yingli Green Energy Holding Company Limited, and Suntech Power Holdings Co., Ltd. Many of our competitors have a longer operating history, stronger market position, greater resources, better name recognition and better access to polysilicon than we do. Many of our competitors also have more established distribution networks and larger customer bases. In addition, many of our competitors are developing and are currently producing products based on alternative solar power technologies, such as thin-film technologies, that may reduce solar power products’ dependence on solar wafers.

The standard specifications of monocrystalline wafers used by most solar cell manufacturers are wafers in sizes of 6.5 inch and 8 inch and the standard specifications of multicrystalline wafers are in size of 156 mm by 156 mm. Most China-based wafer manufacturers offer wafers in these two sizes as we do. Due to the lack of sufficient market information, it is difficult for us to ascertain our competitive position vis-à-vis our competitors. For example, conversion efficiency of solar power products is not only determined by the quality of solar wafers but is also dependent on the solar cell and module production processes and technologies. Therefore, solar wafer manufacturers usually assume the conversion efficiency of their solar wafers based on the conversion efficiency of solar cells and modules manufactured by their customers, and there is a lack of publicly available information on the conversion efficiency of the solar wafers.

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

Insurance

We maintain property insurance policies with insurance companies covering our equipment, facilities, buildings and building improvements. These insurance policies cover losses due to fire, explosion, flood and a wide range of other natural disasters. We maintain insurance to cover our assets in China, product liability insurance coverage for our products manufactured in China, equipment breakage insurance and performance guarantee insurance. We do not maintain any insurance coverage for business interruption. We maintain key-man life insurance on our executive officers. We maintain director and officer liability insurance for our directors and executive officers. We consider our insurance coverage to be in line with other manufacturing companies of similar size in China. However, significant damage to any of our manufacturing facilities, whether as a result of fire or other causes, could have a material adverse effect on our results of operation. We paid an aggregate of approximately $3.9 million in insurance premiums in 2012.

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

The law also sets out the national policy to encourage the installation and use of solar energy water-heating systems, solar energy heating and cooling systems, PV systems and other solar energy utilization systems. It also provides the general principles regarding financial incentives for the development of renewable energy projects. The projects, as listed in the renewable energy industry development guidance catalogue, may obtain preferential loans from financial institutions and can enjoy tax preferences. The State Council is authorized to stipulate the specific tax preferential treatments. However, so far, no rule has been issued by the State Council pertaining to this matter. In January 2006, the PRC National Development and Reform Commission, or NDRC, promulgated two implementation directives under the Renewable Energy Law. These directives set out specific measures in setting prices for electricity generated by solar and other renewable power generation systems and in sharing additional expenses incurred. The directives further allocate the administrative and supervisory authorities among different government agencies at the national and provincial levels and stipulate the responsibilities of electricity grid companies and power generation companies with respect to the implementation of the Renewable Energy Law.

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

On January 1, 2013, PRC State Council issued the 12th Five Year Plan for the Development of Energy. The plan supports the promotion and development of renewable energy, including the solar energy. The plan also encourages the development of solar PV power stations in the areas with abundant solar power resource.

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

Restriction on Foreign Ownership

The principal regulation governing foreign ownership of solar power businesses in the PRC is the Foreign Investment Industrial Guidance Catalogue issued by NDRC and PRC Ministry of Commerce, effective as of January 30, 2012, or the Catalogue 2012. However, the Catalogue 2012 is a replacement of the Foreign Investment Industrial Guidance Catalogue effective as of December 1, 2007, or the Catalogue 2007. Both Catalogue 2007 and Catalogue 2012 classify the various industries into four categories: encouraged, permitted, restricted and prohibited. Foreign invested companies categorized as “encouraged” are entitled to preferential treatment by the PRC government authorities, including exemption from tariffs on equipment imported for its own use. ReneSola Zhejiang was categorized in the “encouraged” industry under Catalogue 2007 and Catalogue 2012.

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

The principal regulations governing the distribution of dividends paid by Sino-Foreign equity joint venture enterprises and wholly foreign owned enterprises include:

•	PRC Sino-Foreign Equity Joint Venture Enterprise Law (1979), as amended in 1990 and 2001;

•	Implementation Rules of the PRC Sino-Foreign Equity Joint Venture Enterprise Law (1983), as amended in 1986, 1987 and 2001;

•	PRC Wholly Foreign Owned Enterprise Law (1986), as amended in 2000; and

•	Implementation Rules of the PRC Wholly Foreign Owned Enterprise Law (1990), as amended in 2001.

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

On December 25, 2006, the People’s Bank of China promulgated the “Measures for Administration of Individual Foreign Exchange.” On January 5, 2007, the SAFE promulgated the Implementation Rules of Measures for Administration of Individual Foreign Exchange. On February 15, 2012, the SAFE promulgated Notice on Issues Related to Foreign Exchange Administration in Domestic Individuals’ Participation in Equity Incentive Plans of Companies Listed Abroad, or Notice 7. According to Notice 7, PRC citizens who are granted shares or share options by a company listed on an overseas stock market according to its employee share option plan or share incentive plan are required to register with the SAFE or its local counterparts.

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

Patents in the PRC are governed by the PRC Patent Law (March 12, 1984), as amended and its Implementing Regulations (January 19, 1985), as amended.

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

The PRC Patent Law covers three kinds of patents, namely, patents for inventions, utility models and designs. The Chinese patent system adopts the principle of first to file. This means that, where multiple patent applications are filed for the same invention, a patent will be granted only to the party that filed its application first. Consistent with international practice, the PRC only allows the patenting of inventions or utility models that possess the characteristics of novelty, inventiveness and practical applicability. For a design to be patentable, it should not be identical with or similar to any design which has been publicly disclosed in publications in the country or abroad before the date of filing or has been publicly used in the country before the date of filing, and should not be in conflict with any prior right of another.

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

Trademark

The PRC Trademark Law, adopted in 1982 and revised in 1993 and 2001, with its implementation rules adopted in 2002, protects registered trademarks. The Trademark Office of SAIC handles trademark registrations and grants trademark registrations for a term of ten years, which is subject to rollover by application.

C.	Organizational Structure

We currently conduct our business through the following key subsidiaries:

•	ReneSola Zhejiang, our principal operating company engaged in wafer production in China;

•	ReneSola America, which was incorporated in the State of Delaware, the United States in November 2006 to facilitate our procurement of silicon raw materials in North America. Since 2010, there have been no operational activities at this subsidiary.

•	ReneSola Singapore Pte. Ltd., which was incorporated in Singapore in March 2007 as an offshore vehicle to procure polysilicon in international markets;

•	Sichuan ReneSola, which was incorporated in China in August 2007 to engage in the production of raw materials;

•	ReneSola Jiangsu, which we acquired in May 2009 to engage in the production of solar cells and modules;

•	Zhejiang ReneSola PV Materials, which was incorporated in China in April 2010 to engage in the production and sale of crucibles, steel wires and silicon carbon powder; and

•	Qinghai Yuhui New Energy Co., Ltd., which was incorporated in China in August 2011 to engage in the construction and operation of our solar PV project.

In addition to the key subsidiaries above, we also have other subsidiaries incorporated in different jurisdictions. The following diagram illustrates our current corporate structure:

ReneSola Ltd (British Virgin Island)
100%
ReneSola America Inc. ("ReneSola America") (Delaware, U.S.)
100%
ReneSola Singapore Pte., Ltd ("ReneSola Singapore") (Singapore)
100%
ReneSola New Energy S.A.R.L ("ReneSola New Energy") (Luxemburg)
ReneSola Deutschland GmbH ("Renesola Germany") (Germany)
100%
NOVE ECO ENERGY EOOD ("NOVE") (Bulgaria)
100%
MG SOLAR SYSTEMS EOOD ("MG") (Bulgaria)
100%
ReneSola Japan Ltd ("ReneSola Japan") (Japan)
100%
ReneSola Australia Pty Ltd ("ReneSola Australia") (Australia)
99.99%
0.01%
Renesola India Private Limited ("ReneSola India") (India)
100%
Lucas Est Korea Co., Ltd ("Lucas Korea") (Korea)
100%
Ecosfer Energy Korea Co., Ltd ("Ecosfer Korea") (Korea)
89%
LUCAS EST S.R.L. ("LUCAS") (Romania)
89%
ECOSFER ENERGY S.R.L. ("ECOSFER") (Romania)
1%
1%
100%
Outside China
Inside China
83.2%
Sichuan ReneSola Silicon Material Co., Ltd. ("Sichuan ReneSola") (PRC)
6.8%
100%
ReneSola Zhejiang Ltd. ("ReneSola Zhejiang") (PRC)
100%
Sichuan OuRuida Science Park Co., Ltd. ("Sichuan OuRuida") (PRC)
100%
ReneSola Zhejiang Solar New Energy Academe ("Zhejiang Academe") (PRC)
92%
ReneSola Zhejiang Carbon Fiber Material Co., Ltd. ("Carbon Fiber") (PRC)
60%
Ningde Hengyang New Energy Development Co., Ltd., ("Ningde Hengyang") (PRC)
100%
Beijing Xuyuan Solar Energy Technology Co., Ltd. ("Beijing Xuyuan") (PRC)
100%
Sichuan SiLiDe Composite Materials Co., Ltd. ("Sichuan SiLiDe") (PRC)
100%
Zhejiang ReneSola Photovoltaic Materials Co., Ltd. ("Zhejiang ReneSola PV Materials") (PRC)
100%
Zhejiang Ruixu Investment Co., Ltd. ("Zhengjiang Ruixu") (PRC)
100%
ReneSola Zhejiang Energy-Saving Technology Co., Ltd. ("Energy-Saving Technology") (PRC)
100%
ReneSola Jiangsu Ltd. ("ReneSola Jiangsu") (PRC)
100%
Sichuan Ruixin Photovoltaic Materials Co., Ltd. ("Sichuan Ruixin") (PRC)
90%
Zhejiang Ruiyi New Material Technology Co., Ltd. ("Zhejiang Ruiyi") (PRC)
100%
Sichuan Ruiyu Photovoltaic Materials Co., Ltd. ("Sichuan Ruiyu") (PRC)
100%
Qinghai Yuhui New Energy Co., Ltd. ("Qinghai Yuhui") (PRC)
100%
Tekesi Yuhui Solar Energy Development Co., Ltd. ("Tekesi") (PRC)
100%
Suibin Yuhui Solar Energy Power Co., Ltd ("Suibin") (PRC)
88.56%
Renesola Keping Co., Ltd ("Keping") (PRC)

D.	Property, Plants and Equipment

We conduct our research, development and manufacturing of solar wafers at our facilities in Jiashan, Zhejiang Province, where we occupied a site area of approximately 413,010 square meters as of December 31, 2012. On this site, there are manufacturing facilities and office premises occupying an area of approximately 248,744 square meters.

We conduct our research, development and manufacturing of polysilicon at our facilities in Meishan, Sichuan Province, where we occupied a site area of approximately 1,011,155 square meters as of December 31, 2012.

Our cell and module manufacturing facilities are located at Yixing, Jiangsu Province, where our site occupied an area of 179,500 square meters as of December 31, 2012.

We are developing our power generation projects in Qinghai and Xinjiang, China. Our 20 MW project in Qinghai that is already in operation and connected to the grid occupied a site area on a piece of allocated land of approximately 533,000 square meters, or the Qinghai Land Phase I, as of December 31, 2012. We are also in the process of constructing a 20 MW project in Xinjiang on a site area on a piece of allocated land of approximately 600,000 square meters, or the Xinjiang Land, as of December 31, 2012, and we anticipate it to be completed in the first half of 2013. Under the PRC law, a company may apply to the competent government authority for allocated land use rights for power facilities. With the approval of the government authority, the company may then apply for the state-owned land use right certificates for the parcel of land on which the power facilities will be built. In the cases of the Qinghai Land Phase I and the Xinjiang Land, we have been issued the state-owned land use right certificates for both pieces of land without having first received the approvals from the relevant local government authorities on the allocated land use rights. See “Item 3. Information on the Company—D. Risk Factors—Risks Related to Our Business—If the validity of our title to the allocated land use rights for our project sites in Qinghai or Xinjiang is challenged, our power generation operations could be disrupted.” In 2012, we added a second phase to the Qinghai project on a separate site occupying an area of approximately 406,000 square meters, or the Qinghai Land Phase II, as of December 31, 2012, which is expected to generate additional power of 20 MW starting in the first half of 2013. We are in the process of obtaining the land use right certificate for Qinghai Land Phase II.

Except as noted otherwise, we own the facilities completed and under construction and the right to use the relevant land for the durations described below. We also include information relating to the capacity of and major equipment at our facilities below.

	Facility	Construction Area (square	Duration of Land	Annual Manufacturing Capacity as of December 31,			Expected Annual Manufacturing Capacity as of December 31,	Major
Products	No.	meters)	Use Right	2010	2011	2012	2013	Equipment
Monocrystalline ingots and wafers	1	42,000	January 2007 to November 2053 (a plot of 22,000 square meters); May 2006 to November 2053 (a plot of 18,000 square meters); and October 2006 to October 2056 (a plot of 23,000 square meters)	400 MW	400 MW(1)	200 MW(1)	200 MW(1)	Monocrystalline furnaces, NTC wire saws
	3	46,000	July 2007 to July 2057

Multicrystalline ingots and wafers	2	27,000	January 2007 to December 2056	900 MW	1,600 MW	1,800 MW	1,800 MW	ALD multicrystalline furnaces, TOKYO ROPE multicrystalline furnaces, Zhejiang Jinggong multicrystalline furnaces, HCT wire saws and Meyer Burger wire saws
	4	50,000	May 2008 to April 2058

Polysilicon	5	75,000	August 2008 to August 2058	3,000 metric tons	4,000 metric tons	10,000 metric tons	10,000 metric tons	Deposition reactors, rectifying tower and hydrogenation reactor

Cells	6	42,958	February 2008 to December 2056	240 MW	240 MW	240 MW	240 MW	Cell printing, testing and sorting equipment

Modules				400 MW	500 MW	1,200 MW	1,200 MW

(1)	Only 200 MW of the manufacturing capacity of was operational as we were in the process of moving the equipment that generates the other 200 MW of capacity to another facility, which was classified as asset held-for-sale and had since being written off. This does not include monocrystalline ingot manufacturing capacity of 200 MW through processing orders under arrangements with third-party manufacturers.

We believe that our existing facilities, together with our facilities under construction, are adequate for our expansion plan in 2013.

As of December 31, 2012, short-term borrowings of $77.4 million and long-term borrowings of $56.6 million were secured by property, plant and equipment with carrying amounts of $246.2 million, prepaid land use right of $20.0 million and accounts receivable of $4.3 million.

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

Overview

We are a leading global manufacturer of solar wafers and producer of solar power products based in China. Capitalizing on proprietary technologies, economies of scale, low cost production capabilities, technical innovations and know-how, we leverage our in-house polysilicon, solar cell and solar module manufacturing capabilities to provide our customers with high quality, cost competitive solar power products and processing services. We provide high quality solar power products to a global network of suppliers and customers which includes leading global manufacturers of solar cells and modules and users of solar modules. We have also developed a downstream module sales platform to strengthen our relationships with our customers and gain access to the end-user market.

We have greatly expanded our manufacturing capacity since we began the production of solar wafers. We believe we possess one of the largest solar wafer manufacturing facilities in China based on production capacity as of December 31, 2012. As of December 31, 2012, we had an annual wafer manufacturing capacity of approximately 2,000 MW, the same as the capacity at December 31, 2011, consisting of monocrystalline wafer manufacturing capacity of approximately 200 MW, which decreased from the capacity of 400 MW at December 31, 2011, and multicrystalline wafer manufacturing capacity of approximately 1,800 MW, which increased from the capacity of 1,600 MW at December 31, 2011. As of December 31, 2012, our cell and module manufacturing capacities were 240 MW and 1,200 MW, respectively, compared to 240 MW and 500 MW, respectively, as of December 31, 2011. As of December 31, 2012, our polysilicon manufacturing facility in Meishan, Sichuan Province, had an annual manufacturing capacity of 10,000 metric tons, compared to 4,000 metric tons as of December 31, 2011. Our polysilicon manufacturing facility utilizes a closed-loop modified Siemens process for polysilicon production. In addition. As of December 31, 2012, we also had certain monocrystalline ingot manufacturing processing arrangements with third-party manufacturers.

Except during the global economic downturn from 2008 to 2009, our shipments have grown rapidly since we began manufacturing solar power products in 2005. In 2010, 2011 and 2012 we shipped 1,182.8 MW, 1,294.8 MW and 2,219.3 MW of solar power products.

Our net revenues decreased from $1,205.6 million in 2010 to $985.3 million in 2011 and further decreased to $969.1 million in 2012. We had an operating income of $245.9 million and a net income of $169.0 million in 2010. We had an operating income of $11.5 million and a net income of $0.3 million in 2011. We had an operating loss of $179.0 million and a net loss of $242.5 million in 2012.

Our shipment growth is driven by the industry demand for solar power products and power, our ability to win market share from our competitors, our ability to manage our manufacturing capacity and production output, and our ability to improve operational efficiencies. The most significant factors that affect the financial performance and results of operations of our solar power products are:

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

Our product prices are based on a variety of factors, including polysilicon costs, supply and demand conditions globally, the quality of our products, our pricing strategy, and the terms of our customer contracts, including sales volumes, and the terms on which certain customers supply us with silicon raw materials under buy-and-sell arrangements, taking into account the strength and history of our relationship with said customer. Although with the improvement of global economic conditions, the industry has seen an increase in the demand for solar power products compared to 2009 when the global economic downturn had a material impact on the demand, the prices for solar power products declined in recent years due to an oversupply relative to demand. In addition, Europe’s challenging financing environment resulted in weaker demand in Europe, traditionally the solar industry’s most important market, for most of 2011 and 2012. The global oversupply situation continued into 2012, leading to continued declines in average selling prices throughout the solar value chain, including but not limited to polysilicon, wafers, cells, and module prices. We believe these continued price reductions, together with the lowering of costs throughout most of the solar power value chain, have improved and will continue to improve end-user affordability and ultimately increase demand for solar generated electricity. However, we will need to continue to control and reduce our costs of revenues and operating costs in order to achieve positive margins.

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

We have greatly expanded our manufacturing capacity since we began the production of solar wafers. We believe we possess one of the largest solar wafer manufacturing facilities in China based on production capacity as of December 31, 2012. As of December 31, 2012, we had an annual wafer manufacturing capacity of approximately 2,000 MW, the same as the capacity at December 31, 2011, consisting of monocrystalline wafer manufacturing capacity of approximately 200 MW, which decreased from the capacity of 400 MW at December 31, 2011, and multicrystalline wafer manufacturing capacity of approximately 1,800 MW, which increased from the capacity of 1,600 MW at December 31, 2011. We plan to maintain this annual wafer manufacturing capacity in 2013. In addition, as of December 31, 2012, we also had certain monocrystalline ingot manufacturing processing arrangements with third-party manufacturers.

Our cell and module manufacturing capacities were 240 MW and 1,200 MW, respectively, as of December 31, 2012, compared with 240 MW and 500 MW, respectively, as of December 31, 2011. In 2012, we satisfied approximately 32.4% of our requirements for solar cells with our in-house production and the remainder was purchased externally or secured through toll services from third party cell manufacturers in order to fill the gap between our cell and module manufacturing capability. As the third party cell manufacturers are usually those which have established relationship with us through our wafer sales, we have the advantage to build on historical relationships to meet our requirements. We plan to maintain our annual module manufacturing capacities in 2013.

Our polysilicon manufacturing facility in Meishan, Sichuan Province, operated through our wholly owned subsidiary, Sichuan ReneSola, had an annual manufacturing capacity of 10,000 metric tons as of December 31, 2012. We ramped up our polysilicon manufacturing facility in two phases. Phase I of our polysilicon facility has been in full operation since the beginning of 2011 and Phase II of the facility has been completed since the end of 2012. We reached a total output of approximately 1,140 metric tons in 2010, 3,382 metric tons in 2011 and 3,523 metric tons in 2012. Our two polysilicon manufacturing facilities are located adjacent to each other, and we have undergone a process to integrate the two phases into one combined polysilicon manufacturing facility. Part of this integration involves allowing byproducts from each phase to be used and recycled in the other phase, which will lower overall costs. At present, we have started trial production of the combined integrated polysilicon manufacturing facility and may make certain adjustments to the facility in order to successfully integrate the two phases, improve its quality, and lower the costs. We plan to maintain our annual polysilicon manufacturing capacity in 2013.

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

Availability and Prices of Raw Materials

Polysilicon is the primary raw material used to make crystalline silicon solar wafers, the market price of which may fluctuate as a result of the economic conditions and the relative supply and demand of polysilicon. The market polysilicon prices increased from between $50 and $55 per kilogram in the fourth quarter of 2009 to between $80 and $90 per kilogram in the fourth quarter of 2010, and then decreased to between $20 and $50 per kilogram in the fourth quarter of 2011 and then further decreased to between $15 and $30 per kilogram in 2012.

We mitigate the risk of volatility in the price of polysilicon affecting our profit margins through our internal polysilicon production, which, however, exposes us to possibility of impairments. We also mitigate the risk by sourcing polysilicon from various sources, including long-term supply contracts, which are often renegotiated, short term contracts, customers under processing services and spot purchases in China and internationally. Our short-term and spot purchase contracts and orders generally reflect the prevailing market prices.

In addition, we secure feedstock from some of our customers and sell solar wafers or ingots to them in return. We also provide some of our customers with wafer processing services. These agreements enhance the utilization rate of our manufacturing capacity and mitigate the risk of raw material price increases and strengthen our strategic partnerships with customers.

With the ramping up of our polysilicon manufacturing facility in Meishan, Sichuan Province, we believe our polysilicon manufacturing facility provides us with a stable, in-house and cost-effective supply of polysilicon, which complements supplies under our existing long-term and short-term polysilicon purchase agreements.

Government Subsidies and Incentives

We believe that growth of the solar industry depends largely on the availability and scale of government subsidies and economic incentives. Today, the cost of solar power substantially exceeds the cost of electricity generated from conventional fossil fuels such as coal and natural gas. As a result, national and local governmental bodies in Germany, Spain, Italy, France, North America and Japan, among others, have provided subsidies and economic incentives in the form of feed-in tariffs, rebates, tax credits and other incentives to end-users, distributors, system integrators and manufacturers of solar power products to promote the use of solar energy and to reduce dependence on other forms of energy. These government subsidies and economic incentives have been in the form of capital cost rebates, feed-in tariffs, tax credits, net metering and other incentives to end users, distributors, system integrators and manufacturers of solar power products. The demand for our solar power products, particularly solar modules, in our current, targeted and potential markets is affected significantly by the availability of such government subsidies and economic incentives.

However, government subsidies and economic incentives could be reduced or eliminated altogether. In particular, political changes in a particular country could result in significant reductions or eliminations of subsidies or economic incentives, and the effects of the recent global economic crisis may affect the fiscal ability of governments to offer certain types of incentives such as tax credits at the level previously targeted, if at all. In 2012, the European governments reduced their support in the European markets that have traditionally relied upon feed-in-tariffs, among other things, to support demand, which in the aggregate resulted in a marked decline in the global growth rate of demand for solar power products. In September 2008, the Spanish government introduced a feed-in-tariff cap of 500 MW, which limited demand in the grid-connected market in Spain. Additionally, in December 2010, the Spanish government reduced the maximum allowable annual operating hours for which PV systems could earn feed-in-tariff payments. In 2009, the German government reduced solar feed-in tariffs by 9%. In January, July and October of 2010, Germany introduced further solar feed-in tariffs reductions of approximately 24% to 26% for rooftop systems and 20% to 25% for ground-based systems. Germany further reduced its feed-in tariffs in the beginning of 2012 by 15% to up to 24.43 Euro cents per kilowatt hour for rooftop systems and up to 18.76 Euro cents per kilowatt hour for ground-based systems. In September 2012, Germany introduced further feed-in tariff reduction of 1% monthly for roof-based systems while reducing or eliminating feed-in tariffs for ground-based systems. Currently, multiple governments and countries are discussing ways to reduce or eliminate their solar subsidies, including Japan, China, and Eastern European countries. All such reductions may result in a significant fall in the price of PV products in order to support continued demand.

A significant reduction in the scope or discontinuation of government subsidies and incentive programs, especially those in our target markets, could cause demand for our products and our revenue to decline, and have a material adverse effect on our business, financial condition, results of operations and prospects.

Overview of Financial Results

Net Revenues

Historically, we derived revenue primarily from sales of solar wafers. However, since 2012, a slight majority of our revenues have been derived from our module sales. Set forth below is the breakdown of our net revenues by product in absolute amount and as a percentage of total net revenues for the periods indicated.

	Year Ended December 31,
	2010		2011		2012
	(in thousands, except percentages)
Net revenues
Solar wafers(1)	$726,160	60.2%	$603,697	61.3%	$468,049	48.3%
Solar modules(2)	479,419	39.8%	381,582	38.7%	501,083	51.7%
Total	$1,205,579	100.0%	$985,279	100.0%	$969,132	100.0%

(1)	Included approximately $8.0 million, $59.6 million and $32.5 million from sales of other materials in the years ended December 31, 2010, 2011 and 2012, respectively.

(2)	Included approximately $4.0 million, $0.6 million and $1.9 million from sales of solar cells in the years ended December 31, 2010, 2011 and 2012, respectively. Included approximately $nil, $nil and $5.1 million from sales of electricity generated by our power systems in China for the years ended December 31, 2010, 2011 and 2012, respectively.

Our net revenues derived from product sales are net of VAT, sales returns and exchanges. Factors affecting our net revenues derived from product sales include our unit sales volume and average selling price. We increased wafer shipment in 2010, 2011 and 2012 due to strong demand for our products, increased production output and increased brand recognition. The average selling price increased in 2010 due to the recovery in demand for solar power products in the industry. The average selling price decreased in 2011 due to the oversupply of solar power products and Europe’s challenging financing environment resulting in weak demand in Europe for most of 2011. The global oversupply situation continued into 2012, leading to continued declines in average selling prices throughout the solar value chain, including but not limited to polysilicon, wafers, cells, and module prices.

Sales of wafers to our major customers are typically made under long-term sales contracts, short term and market spot sales. Most of our current wafer sales, particularly our sales to major wafer customers, are made under purchase orders based on the spot market rates. Long-term sales contracts typically provide for the sales volume and price of our solar wafers for each year of the contract term. Compared to spot sales contracts, we believe our sales contracts not only provide us with better visibility into future revenues, but also help us enhance relationships with our customers. However, the pricing terms are subject to renegotiation in situations where the market benchmark price for solar wafers changes more than a certain percentage from the contracted price. Our sales contracts typically required our customers to make a prepayment depending on their credit status, market demand and the term of the contracts, with the remaining price to be paid before shipment or within a short period after shipment, depending on the customer’s credit worthiness and historical relationship with us. Our ability to require prepayment from our customers primarily depends on industry demand and supply.

We have also entered into wafer processing arrangements with certain customers, under which we process their silicon raw materials into ingots and wafers for a processing fee. The payments we make for the feedstock and the payments our customers make for the solar wafers are generally settled separately, which is in line with market practice. Additionally, in 2010, we entered into three processing arrangements with three international solar power product companies. Under the terms of these agreements, we have agreed to obtain polysilicon from these customers and sell solar wafers to them in return over periods of approximately two years, four years and five years. In 2010, 2011 and 2012, service revenue from processing arrangements accounted for approximately 10.7%, 12.0% and 0.1%, respectively, of our revenues generated from wafer sales. We supplied approximately 3.3 MW of solar wafers in 2012 under these processing arrangements. In 2011 and 2012, due to the volatility of polysilicon prices and worldwide oversupply of solar power products, we did not enter into new long-term wafer contracts or wafer processing arrangements with customers.

We sell our modules primarily to distributors and power plant developers. Our focus on which type of customers depends largely on the demand in the specific markets. In 2012, our top five module customers accounted for 30.2% of our module sales and 15.4% of our total net revenues, and our largest module customer accounted for approximately 9.1% of our module sales and 4.6% of our total net revenues. We sell our modules through spot orders, short-term contracts with terms of less than one year and framework agreements. The prices for most orders, contracts, and framework agreements are based on the then market prices and trends.

We also enter into processing arrangements under which customers provide polysilicon and other raw materials to us for processing into modules. In the first quarter of 2010, we entered into three module processing contracts to provide an aggregate of 700 MW of solar modules to three major global solar companies with periods of approximately two quarters, three quarters and three years, respectively. As of the date of this annual report, such module processing contracts have not been performed. In 2011 and 2012, due to the volatility of polysilicon prices, worldwide oversupply of solar power products and our increasing focus on building our own branded module business, we did not enter into new module processing arrangements with customers.

Geographical Distribution

In 2010, 2011 and 2012, a significant portion of our wafer sales were made to companies based in Asia, primarily to leading solar cell and module companies in China, Singapore, South Korea and Taiwan. We will continue to maintain our customer base in this region, particularly in China, where many leading solar cell and module manufacturers are located and where the central government and some of the regional governments have recently implemented strong fiscal policies to support the growth of the solar power industry. In addition, we have also expanded sales to key international markets in Europe and North America.

A majority of our module sales in 2012 were made to distributors located in Europe. Solar power manufacturers like us have capitalized on government and regulatory policies for the promotion of solar power in many jurisdictions. In order to continue growing our sales and to reduce our exposure to any particular market segment, we intend to broaden our geographic presence and customer base. However, Europe remained our most important market in 2012.

The following table sets forth the breakdown of our net revenues by geographic market, in absolute amount and as a percentage of total net revenues, for the periods indicated.

	Year Ended December 31,
	2010		2011		2012
	(in thousands, except percentages)

Mainland China	$432,245	35.9%	$384,613	39.0%	$423,874	43.7%
Taiwan	105,628	8.8	115,391	11.7	79,458	8.2
Australia	959	0.1	3,265	0.3	60,324	6.2
Singapore	37,231	3.1	2,303	0.2	49,826	5.1
Korea	67,259	5.6	89,187	9.1	18,036	1.9
India	13,179	1.1	4,310	0.4	6,103	0.6
Hong Kong	30,537	2.5	1,054	0.1	3,600	0.4
Rest of Asia Pacific countries	2,215	0.2	227	— *	28	— *
Asia Pacific Total	689,255	57.2	600,350	60.9	641,248	66.2

Germany	180,913	15.0	110,504	11.2	133,067	13.7
Greece	—	—	15,295	1.6	53,338	5.5
Belgium	8,391	0.7	31,231	3.2	25,412	2.6
America	60,415	5.0	64,694	6.6	16,462	1.7
Italy	70,270	5.8	61,615	6.3	13,663	1.4
France	19,558	1.6	37,127	3.8	11,894	1.2
Spain	66,834	5.5	38,587	3.9	8,266	0.9
Czech Republic	79,095	6.6	6,564	0.7	4,117	0.4
Others	30,847	2.6	19,314	2.0	61,666	6.4
Total	$1,205,579	100.0%	$985,279	100.0%	$969,132	100.0%

*	Less than 0.1%.

Cost of Revenues

Our cost of revenues consists primarily of costs for:

•	polysilicon raw materials;

•	consumables, including crucibles, steel sawing wires, slurry, glass and EVA film;

•	direct labor costs, including salaries and benefits for our manufacturing personnel;

•	overhead costs, including equipment maintenance and utilities such as electricity and water used in manufacturing; and

•	depreciation of manufacturing facilities and equipment.

All the above costs increased from 2010 to 2012 as we expanded our manufacturing capacity and increased our sales volume. The increase in our polysilicon feedstock costs was attributable to increases in raw material purchase volume from 2010 to 2012. In the second half of 2011, the market prices for raw materials, in particular polysilicon raw materials, declined significantly, and in the first quarter of 2012, recovered slightly before continuing to decline. During the same period, the average selling price of our products and other inventory also declined significantly. As a result, we recorded inventory write-downs of $49.0 million in 2011, and inventory write-downs of $59.3 million in 2012 to reflect the decreased value of our feedstock, work in progress and finished goods. We have sold solar modules since June 2009, after our acquisition of ReneSola Jiangsu. Module sales typically carry a warranty for minimum power output of up to 25 years following the date of sale. We also provide warranty for our solar modules against defects in materials and workmanship for a period of ten years from the date of sale. We accrued warranty costs from solar module sales of approximately $5.4 million in 2010, $3.9 million in 2011, and $5.3 million in 2012.

Gross Margin

Our gross margin is affected by changes in our net revenues and cost of revenues. Our net revenues are determined by the average selling price of our products, as well as volume of products that we are able to sell. Our cost of revenues is affected by our ability to manage raw material costs and our ability to manage our manufacturing processes efficiently. Our gross margin decreased from 28.9% in 2010 to 9.7% in 2011. The decrease was primarily due to the rapidly declining average selling price of our products as a result of the oversupply of solar power products and Europe’s challenging financing environment resulting in weak demand in Europe for most of 2011, as well as our inventory write-downs in the third and fourth quarters of 2011. Our gross margin further decreased from 9.7% in 2011 to negative 3.7% in 2012, primarily due to a continued oversupply of solar power products throughout the solar supply chain, significant margin pressure, and inventory write-downs to reflect the significant drop in prices of polysilicon, solar wafers, and solar modules.

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

Our selling expenses increased in 2012 from 2011 as we increased our sales efforts, hired additional sales personnel, improved workmanship, and established a minimum power output warranty for our module products consistent with industry averages, targeted new markets and initiate additional marketing programs to build our brand. We expect our sales and marketing expenses to remain stable in the immediate future.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries, bonuses and benefits for our administrative and management personnel, consulting and professional service fees and travel and related costs of our administrative and management personnel. In 2010, 2011 and 2012, we recognized share-based compensation expenses in connection with options granted to certain members of our management team. In 2011, our general and administrative expenses decreased compared to 2010 primarily due to the reversal of certain allowances for accounts receivable as we collected payments from certain of our module customers, patricianly offset by increased salaries and benefits from increased headcount, as well as share-based compensation expenses for option grants to our personnel. In 2012, our general and administrative expenses increased significantly compared to 2011 as we hired additional personnel and advisors and incurred expenses to expand our module business. We expect our general and administrative expenses to remain stable in the immediate future.

Research and Development Expenses

Research and development expenses primarily relate to equipment and raw materials used in our research and development activities, research and development personnel costs, and other costs related to the design, development, testing and enhancement of our products and processes. In 2010, 2011 and 2012, our research and development expenses were approximately $36.3 million, $47.1 million and $44.1 million, respectively. The increase in such expenses in 2011 and 2012 compared to 2010 was due to our continued research into improving cell efficiency, low-cost production, developing ancillary products and developing and improving in-house production of raw materials.

We expect our research and development expenses to remain at approximately the same level in the future as we continue to expand and promote innovations in our processing technologies of manufacturing polysilicon, ingots, wafers, cells and modules, as well as ancillary products such as inverters and optimizers. We plan to continue to focus on improving manufacturing efficiency and reducing our manufacturing costs by enhancing manufacturing yields, which enable us to deliver higher efficiency products at a lower cost in each segment of our production. In wafer manufacturing, we will continue to focus on improving our Virtus wafers, including improving upon each generation of our Virtus manufacturing technology. In module manufacturing, we will extend our technical know-how in Virtus wafers into manufacturing Virtus modules by using our proprietary Virtus manufacturing technology.

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

Our foreign currency exchange gain or loss results from our net exchange gains and losses on our monetary assets and liabilities denominated in foreign currencies during the relevant period. Our functional currency is the U.S. dollar. Foreign currency transactions have been translated into the functional currency at the exchange rate prevailing on the date of transaction. Foreign currency denominated monetary assets and liabilities are translated into our functional currency at exchange rates prevailing on the balance sheet date. Our reporting currency is the U.S. dollar. Assets and liabilities have been translated into our reporting currency using exchange rates prevailing on the balance sheet date. Income statement items have been translated into our reporting currency using the weighted average exchange rate for the relevant periods. Translation adjustments have been reported as comprehensive income. In 2010, 2011 and 2012, we had foreign currency exchange losses of $1.8 million, exchange gains of $6.6 million and exchange gains of $1.4 million, respectively.

We recorded gains of $6.3 million, losses of $15.3 million and losses of $0.1 million on derivative instruments from foreign currency forward exchange contracts, in the years ended December 31, 2010, 2011 and 2012, respectively.

We recorded gains of $5,891, $28.3 million and $nil in 2010, 2011 and 2012, respectively, on the repurchase of our convertible bonds due to the repurchase price discount.

We recorded an other-than-temporary impairment loss on available-for-sale investment of $6.2 million in 2011 in connection with our investment in a polysilicon manufacturer whose shares were traded on the TSX. The manufacturer filed for bankruptcy protection under the CCAA in January 2012. In February 2012, TSX decided to delist the manufacturer’s shares due to its failure to meet the continued listing requirements of the TSX as a result of the commencement of proceedings under the CCAA. The investment was fully written off in 2011.

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

Under the Provisional Regulation of China on Value Added Tax and its implementing rules, all entities and individuals engaged in the sale of goods, the provision of processing, repairs and replacement services, and the importation of goods into China are generally required to pay VAT at a rate of 17% of the gross sales proceeds received, less any deductible VAT already paid or borne by the taxpayer. Further, when exporting goods, the exporter is entitled to a partial or full refund of VAT that it has already paid or borne. Accordingly, we are subject to a 17% VAT with respect to our sales of solar wafers in China. Our PRC subsidiaries, ReneSola Zhejiang and ReneSola Jiangsu, are eligible to VAT refund for their export sales. Historically, ReneSola Zhejiang was entitled to a 13% refund on VAT that it had already paid or borne with respect to the export of solar wafers. However, starting from July 1, 2007, such VAT refund is reduced to 5%, which materially affects our export of solar wafers. Since April 1, 2009, the VAT refund has reverted to 13%. The VAT refund applicable to ReneSola Jiangsu is 17%. Imported raw materials that are used for manufacturing export products and are deposited in bonded warehouses are exempt from import VAT.

If it is more likely than not that some or all of the deferred tax assets will not be realized, we will provide for valuation allowances based on available evidence. As of December 31, 2012, we had net operating losses carry forwards of $312.1 million (before deferred tax assets valuation allowance), of which $49.3 million will expire in 2014, $31.4 million will expire in 2016 and $231.4 million will expire in 2017.

We consider positive and negative evidence to determine whether some portion or all of the deferred tax assets will not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, our experience with tax attributes expiring unused and tax planning alternatives. We have considered the following possible sources of taxable income when assessing the realization of deferred tax assets:

•	Tax planning strategies;

•	Future reversals of existing taxable temporary differences; and

•	Further taxable income exclusive of reversing temporary differences and carryforwards;

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible for tax purposes. As a result, we have recognized a valuation allowance against tax loss carry forwards of $nil and $64.4 million as of December 31, 2011 and 2012, respectively.

ReneSola Zhejiang obtained the approval of High-New Technology Enterprise status in 2009. With this approval, ReneSola Zhejiang is able to enjoy a reduced income tax rate of 15% for a period of three years, i.e. from 2009 to 2011. We elected to utilize the transition relief for ReneSola Zhejiang up until and including 2010, i.e. enjoying the residual tax holiday granted before the effectiveness of new Enterprise Income Tax Law, when calculating enterprise income tax. The blended income tax rate of ReneSola Zhejiang is 1.9%, 12.5%, 12.5% and 23% for 2007, 2008, 2009 and 2010, respectively. In 2011, we elect to use High-New Technology Enterprise status, which entitles ReneSola Zhejiang to a tax rate of 15%. ReneSola Zhejiang’s High-New Technology Enterprise Certificate expired on December 31, 2011. In 2012, we successfully applied for the renewal of ReneSola Zhejiang’s High-New Technology Enterprise Certificate for a term of three years. With this renewal, ReneSola Zhejiang is able to enjoy a reduced income tax rate of 15% from January 1, 2012 to December 31, 2014. In 2012, we also successfully applied for High-New Technology Enterprise Certificates for ReneSola Jiangsu and Sichuan ReneSola for terms of three years. With these approvals, ReneSola Jiangsu is able to enjoy a reduced income tax rate of 15% for a period of three years from January 1, 2012 to December 31, 2014 and the tax authority approved Sichuan ReneSola to enjoy a reduced income tax rate of 15% in 2013.

According to Enterprise Income Tax Law and its implementation rule, major state-supported public infrastructure projects are entitled to a six-year tax holiday, which means income earned from such projects is tax-exempt for three years commencing from the first year in which such projects generate revenue and is entitled to a 50% reduction in tax for the following three years. Our subsidiaries, Qinghai Yuhui, Renesola Keping Co., Ltd., Ningde Hengyang, Beijing Xuyuan Solar Energy Technology Co., Ltd., Tekesi Yuhui Solar Energy Development Co., Ltd. and Suibin Yuhui Solar Energy Power Co., Ltd., are engaged in such projects and may be entitled to the related tax holiday upon approval by the tax authority. As of December 31, 2012, Qinghai Yuhui has already obtained the relevant approval. The tax holiday commenced in 2012 when Qinghai Yuhui started to generate revenue.

Our following subsidiaries, Zhejiang ReneSola PV Materials, Sichuan Ruiyu Photovoltaic Materials Co., Ltd., Sichuan Ruixin Photovoltaic Materials Co., Ltd., Sichuan OuRuida Science Park Co., Ltd., Sichuan SiLiDe Composite Materials Co., Ltd., Zhejiang Ruixu Investment Co., Ltd., Zhejiang Ruiyi, ReneSola Zhejiang Energy-Saving Technology Co., Ltd., ReneSola Zhejiang Carbon Fiber Material Co., Ltd., Zhejiang ReneSola Zhejiang Solar New Energy Academe, Gaotai Yuhui New Energy Co. Ltd., Renesola Keping Co., Ltd., Ningde Hengyang, Beijing Xuyuan Solar Energy Technology Co., Ltd., Tekesi Solar Energy Development Co., Ltd. and Suibin Yuhui Solar Energy Power Co., Ltd., are incorporated in the PRC. The corporate income tax rate for such subsidiaries is 25%.

We also have overseas operations in the jurisdiction of the United States, Republic of Singapore, Federal Republic of Germany, Republic of Bulgaria, Commonwealth of Australia, Japan, Republic of India, Grand Duchy of Luxembourg and Republic of Romania. The corporate income tax rates range from 10% to 35%.

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

We initiated arbitration proceedings against Linzhou Zhongsheng Steel and Linzhou Zhongsheng Semiconductor before CIETAC for the equity transfer dispute. CIETAC has rendered its final award in September 2011, requiring Linzhou Zhongsheng Steel to pay us the remaining equity transfer consideration in the amount of RMB137.3 million. We have applied to the relevant court in China for enforcement of the arbitral award. However, based on a preliminary assessment of the results of the ongoing enforcement actions by the Chinese court authorities, we may not be able to recover all or substantially all, if any, of the amount due from Linzhou Zhongsheng Steel.

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

A majority of our contracts provide that products are shipped under free on board, or FOB, terms or cost, insurance and freight, or CIF, terms or delivered duty unpaid, or DDU terms. Under FOB, we fulfill our obligation when the goods have passed over the ship’s rail at the named port of shipment. The customer bears all costs and risks of loss of or damage to the goods from that point. Under CIF, we must pay the costs, insurance and freight necessary to bring the goods to the named port of destination, and bear the risk of loss of or damage to the goods during transit. Under DDU, we are responsible for making a safe delivery of goods to a named destination, paying all transportation expenses but not the duty. We bear the risks and costs associated with supplying the good to the delivery location. We recognize revenue when the title of goods and risk of loss or damage is transferred to the customers based on the terms of the sales contracts if other criteria are met. We grant extended credit terms to customers with overall creditworthiness, as determined by our credit assessment. For customers to whom credit terms are extended, we assessed a number of factors to determine whether collection from them is reasonably assured, including past transaction history with them and their credit-worthiness. For a limited number of sales transactions, we require cash payment before delivery of products, and record such receipts as advances from customers.

Starting from 2011, in response to market conditions, we began granting extended credit terms to customers determined to have sufficient creditworthiness, as determined by our credit assessment. For customers to whom credit terms are extended, we assessed a number of factors to determine whether collection from them is reasonably assured, including past transaction history with them and their creditworthiness. For a limited number of sales transactions, we require cash payment before delivery of products, and record such receipts as advances from customers.

We have completed the development of a solar power project in China with the intention to hold and operate the power plant upon completion. Revenue from the operation of the solar power project is recognized after the solar power plant is connected to the grid and begins to generate electricity.

In 2012, we also began developing solar power projects, or project assets, with the intention to sell the project assets upon completion. We account for these project assets following the provisions of real estate accounting. Under the provisions of real estate accounting, we recognize revenue and the corresponding costs once the sale is consummated, the buyer’s initial and any continuing investments are adequate, the resulting receivables are not subject to subordination and we have transferred the customary risk and rewards of ownership to the buyer. We have not recognized any revenue from sales of project assets which we developed for sale in 2012.

Impairment of Goodwill and Indefinite-life Intangible Assets

At the end of each reporting period, the Company reviews the carrying amount of its goodwill to determine whether there is any indication that they have suffered an impairment loss. If such indication exists, the fair value of the asset is estimated in order to determine the extent of an impairment loss (if any).

In 2012, as a result of the effects of weakening market conditions and a sustained, significant decline in our market capitalization to a level lower than our net book value, we concluded that impairment indicators existed and performed an impairment analysis. Based on the results of the analysis, the estimated fair value of goodwill was determined to be lower than the carrying amount. A goodwill impairment charge of $6.2 million was recognized for the year ended December 31, 2012.

We had one indefinite-lived intangible asset which was a business license acquired in 2011. At the end of each reporting period, we review the carrying amount of the intangible asset to determine whether there is any indication that it has suffered an impairment loss. If such indication exists, fair value of the asset is estimated in order to determine the extent of an impairment loss (if any). If the carrying amount of the business license exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess. Based on the results of the analysis, the estimated fair value of the intangible asset was determined to be lower than the carrying amount. An intangible asset impairment charge of $3.8 million was recognized for the year ended December 31, 2012.

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

Impairment of Long-lived Assets

We evaluate our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable or that the useful life is shorter than originally estimated. We assess recoverability of the long-lived assets by comparing the carrying amount of the assets to the estimated future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. We recognize an impairment loss in the event the carrying amount exceeds the estimated future undiscounted cash flows attributable to such assets, measured as the difference between the carrying amount of the assets and the fair value of the impaired assets. In 2012, as a result of the effects of weakening market conditions and a sustained, significant decline in our market capitalization to a level lower than our net book value, we concluded that circumstances existed and performed recoverability tests. Based on the recoverability tests performed, we determined that the carrying value of certain assets of mono-crystal furnaces would not be recoverable and recorded an impairment loss on long-lived assets of $6.4 million.

Valuation of Deferred Tax Assets

We periodically evaluate the likelihood of the realization of deferred tax assets, and reduce the carrying amount of these deferred tax assets by a valuation allowance to the extent we believe it is more likely than not that some portion or all of the deferred tax assets will not be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carry forward periods, our experience with operating losses in the China solar power industry, tax planning strategies implemented and other tax planning alternatives. If our operating results are less than currently projected and there is no objectively verifiable evidence to support the realization of our deferred tax asset, additional valuation allowance may be required to further reduce our deferred tax asset. Based on the results of the analysis, we determined that it was more likely than not that certain deferred tax assets would not be realized before the expiration of the carryforward period. A valuation allowance of $64.4 million was established for the year ended December 31, 2012. We still believe that it is more likely than not that the remaining $15.3 million of deferred tax assets will be realized before the carryforward period expires.

Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. We recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position.

Inventory

Our inventories are stated at the lower of cost or market value. The valuation of inventory requires us to estimate excess and slow moving inventory. The determination of the value of excess and slow moving inventory is based upon assumptions of future demands and market conditions. If actual market conditions are less favorable than those projected by management, inventory write-downs may be required. We routinely evaluate quantities and value of our inventories in light of current market conditions and market trends, and record write-down against the cost of inventories for a decline in market value below cost. Inventory write-downs establish a new cost basis for inventory. In estimating obsolescence, we utilize our backlog information and project future demand. Market conditions are subject to change and actual consumption of inventories could differ from forecasted demand. Furthermore, the price of polysilicon, our primary raw material, is subject to fluctuations based on global supply and demand. If actual market conditions are less favorable or other factors arise that are significantly different than those anticipated by management, additional inventory write-downs or increases in obsolescence reserves may be required.

On occasion, we enter into firm purchase commitments to acquire materials from our suppliers, which may require us to pay for committed volumes regardless of whether we actually take possession of the materials. We evaluate these agreements whenever market prices decrease such that the commitment price is significantly higher than market. In these instances, we evaluate the need to record a loss, if any, on firm purchase commitments using a lower of cost or market approach consistent with that used to value inventory. We renegotiated with these suppliers during the year ended December 31, 2012 and successfully changed the terms to reference market rates. As of December 31, 2012, all of our purchase commitments include contractual provisions pursuant to which the purchase price is subject to adjustment to reflect the prevailing market price at the purchase date.

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

In order to secure a stable supply of silicon raw materials, we make advance payments to suppliers for raw material supplies. Advances to suppliers for purchases expected within twelve months as of each balance sheet date are recorded as advances to suppliers in current assets. Future balances are recorded in long-term advances to suppliers. As of December 31, 2010, 2011 and 2012, advances to suppliers in current assets were $26.3 million, $16.2 million and $23.6 million, respectively, and long-term advances to suppliers for silicon raw material supplies were $13.7 million, $17.6 million and $5.9 million, respectively. We do not require collateral or other security against our advances to suppliers. We perform ongoing credit evaluations on the financial condition of our suppliers as our claims for such prepayments are unsecured, which expose us to the suppliers’ credit risk. As of December 31, 2012, $4.4 million of allowance was provided against the advances to suppliers.

We establish an allowance for doubtful receivables mainly based on the age of receivables and factors surrounding the credit risk of specific customers. Allowances for doubtful receivables are comprised of allowances for account receivables, allowances for other receivables and allowances for advances to suppliers.

For the year ended December 31, 2011, we made a reversal of certain allowances for accounts receivable of $1.4 million as we collected payments from certain of our module customers, which were previously provided for. For the year ended December 31, 2012, we made provisions for doubtful receivables and other receivables in the aggregate amount of $0.9 million.

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

We have sold solar modules since June 2009, after our acquisition of ReneSola Jiangsu. ReneSola Jiangsu began its cell production in October 2008 and module production in November 2005 and had an annual cell manufacturing capacity of 240 MW and an annual module manufacturing capacity of 1,200 MW as of December 31, 2012. Although sales from our wafer segment have been our dominant business, since the end of 2011, we have been shifting the focus to the module segment and are expected to transform our business into a primarily module producer by the end of 2013. See “—Results of Operations” for a discussion of period-to-period comparison among the segments.

Results of Operations

The following table sets forth a summary, for the periods indicated, of our consolidated results of operations with each item expressed as a percentage of our total net revenues.

	For the Year Ended December 31,
	2010		2011		2012
	(in thousands, except percentages)
Net revenues
Solar wafers(1)(2)	$726,160	60.2%	$603,697	61.3%	$468,049	48.3%
Solar modules(3)(4)	479,419	39.8	381,582	38.7	501,083	51.7
Total	1,205,579	100.0	985,279	100.0	969,132	100.0
Cost of revenues
Solar wafers(5)	(415,108)	(57.2)	(563,616)	(93.4)	(532,233)	(113.7)
Solar modules(6)	(442,507)	(92.3)	(325,610)	(85.3)	(472,593)	(94.3)
Total	(857,615)	(71.1)	(889,226)	(90.3)	(1,004,826)	(103.7)
Gross profit (loss)
Solar wafers	311,051	42.8	40,081	6.6	(64,184)	(13.7)
Solar modules	36,912	7.7	55,972	14.7	28,490	5.7
Total	347,964	28.9	96,053	9.7	(35,694)	(3.7)
Operating expenses:
Sales and marketing	(8,360)	(0.7)	(17,233)	(1.7)	(33,646)	(3.5)
General and administrative	(43,314)	(3.6)	(38,550)	(3.9)	(50,882)	(5.3)
Research and development	(36,263)	(3.0)	(47,055)	(4.8)	(44,102)	(4.6)
Other operating (expenses) income	(14,083)	(1.2)	18,327	1.9	(14,707)	(1.5)
Total operating expenses	(102,020)	(8.5)	(84,511)	(8.6)	(143,337)	(14.8)
Income (loss) from operations	245,944	20.4	11,542	1.2	(179,031)	(18.5)
Non-operating income (expenses):
Interest income	1,835	0.2	7,862	0.8	7,118	0.7
Interest expense	(23,246)	(1.9)	(37,190)	(3.8)	(50,629)	(5.2)
Foreign exchange (losses) gains	(1,814)	(0.2)	6,612	0.7	1,386	0.1
Gain on repurchase of convertible notes	6	—*	28,350	2.9	—	—
Gains (losses) on derivatives, net	6,268	0.5	(15,297)	(1.6)	(54)	—*
Investment income (loss)	—	—	(193)	(— )*	—	—
Other-than-temporary impairment loss on available-for-sale investment	—	—	(6,207)	(0.6)	—	—
Total non-operating (expenses)	(16,950)	(1.4)	(16,063)	(1.6)	(42,179)	(4.4)
Income (loss) before income tax, non-controlling interests	228,994	19.0	(4,520)	(0.5)	(221,210)	(22.8)
Income tax benefit (expenses)	(59,998)	(5.0)	4,851	0.5	(21,352)	(2.2)
Net income (loss)	168,996	14.0	331	—*	(242,562)	(25.0)
Net loss attributable to non-controlling interests	—	—	(2)	(— )*	(47)	(— )*
Net income (loss) attributable to holders of ordinary shares	$168,996	14.0%	$333	—* %	$(242,515)	(25.0)%

* Less than 0.1%.

(1)	Included $8.0 million, $59.6 million and $32.5 million from sales of other materials in the years ended December 31, 2010, 2011 and 2012, respectively.

(2)	Included $nil, approximately $6.8 million and $59.2 million of net revenues in solar wafer segment from products sold to related parties in 2010, 2011 and 2012, respectively. Net revenues in solar wafer segment from products sold to related parties accounted for nil%, 0.7% and 6.1% of the total net revenues in 2010, 2011 and 2012, respectively.

(3)	Included approximately $4.0 million, $0.6 million and $1.9 million from sales of solar cells in the years ended December 31, 2010, 2011 and 2012, respectively.

(4)	Included $nil, $nil and approximately $4.5 million of net revenues in solar module segment from products sold to related parties in 2010, 2011 and 2012, respectively. Net revenues in solar module segment from products sold to related parties accounted for nil%, nil% and 0.5% of the total net revenues in 2010, 2011 and 2012, respectively.

(5)	Included $nil, approximately $6.7 million and $64.1 million of cost of revenues in solar wafer segment incurred from raw materials purchased from related parties in 2010, 2011 and 2012, respectively. The cost of revenues of the solar wafer segment incurred from raw materials purchased from related parties accounted for nil%, 0.7% and 6.4% of the total net revenues in 2010, 2011 and 2012, respectively.

(6)	Included $nil, $nil and approximately $4.2 million of cost of revenues in solar module segment incurred from raw materials purchased from related parties in 2010, 2011 and 2012, respectively. The cost of revenues of the solar module segment incurred from raw materials purchased from related parties accounted for nil%, nil% and 0.4% of the total net revenues in 2010, 2011 and 2012, respectively.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Net Revenues. Our net revenues decreased from $985.3 million in 2011 to $969.1 million in 2012 primarily due to a steep decline in average selling prices, which was offset by higher sales volumes. Sales to related parties increased from $6.8 million in 2011 to $63.7 million in 2012 primarily due to increased sales of wafer to one of our related parties.

Net revenues were $468.0 million for our wafer sales segment and $501.1 million for our modules sales segment in 2012, compared to $603.7 million for our wafer sales segment and $381.6 million for our modules sales segment in 2011. The decrease in net revenue for wafers were primarily due to lower average selling prices caused by the continued oversupply in the solar wafer market, which was partially offset by higher sales volumes. The increase in net revenue for module sales were primarily due to increased sales from intensified sale and marketing efforts, which was supported by higher module capacity in the case of module sales, which was only partially offset by lower average selling prices caused by the continued oversupply in the solar module market.

Cost of Revenues. Our cost of revenues increased from $889.2 million in 2011 to $1,004.8 million in 2012. Specifically, cost of revenues for our wafer sales segment decreased from $563.6 million in 2011 to $532.2 million in 2012 and cost of revenues for our module sales segment increased from $325.6 million in 2011 to $472.6 million in 2012, in each case primarily due to higher shipments as well as inventory write-downs, which were partially offset by lower costs of raw materials.

Gross Profit (Loss). Gross loss for 2012 was $35.7 million, compared to a gross profit of $96.1 million, in 2011. Gross margin for 2012 was negative 3.7%, compared to 9.7% for 2011. The decrease in gross margin was primarily due to lower average selling prices as well as inventory write-downs, which were partially offset by lower costs of raw materials.

Gross loss from our wafer sales segment in 2012 was $64.2 million, compared to a gross profit of $40.1 million in 2011. Gross margin from our wafer sales segment for 2012 was negative 13.7%, compared to 6.6% for 2011. Gross profit from our module sales segment decreased from $56.0 million in 2011 to $28.5 million in 2012. Gross margin from our module sales segment for 2012 was 5.7%, compared to 14.7% for 2011.

Sales and Marketing Expenses. Sales and marketing expenses increased from $17.2 million in 2011 to $33.6 million primarily due to the expansion of our business outside of China and the increase in the number of our sales staff to support our expanded module business. Sales and marketing expenses as a percentage of net revenues increased from 1.7% to 3.5% due to an increase in the number of our sales staff and costs primarily related to our module business.

General and Administrative Expenses. General and administrative expenses increased from $38.5 million in 2011 to $50.9 million in 2012 primarily due to increases in administrative costs associated with building our module business. General and administrative expenses as a percentage of net revenues increased from 3.9% to 5.3% as we hired additional personnel and advisors and incurred expenses to expand our module business.

Research and Development Expenses. Research and development expenses decreased to $44.1 million in 2012, as compared to $47.1 million in 2011. Research and development expenses as a percentage of net revenues slightly decreased from 4.8% in 2011 to 4.6% in 2012.

Other Operating (expenses) Income. We had other operating expenses of $14.7 million for 2012, compared to other operating income of $18.3 million for 2011. Other operating expenses in 2012 consisted primarily of an impairment charge of long-lived assets of $6.4 million, a goodwill impairment charge of $6.2 million, and an intangible asset impairment charge of $3.8 million. See “—Critical Accounting Policies—Impairment of Goodwill and Indefinite-life Intangible Assets” and “—Critical Accounting Policies—Impairment of long-lived assets” for more information.

Interest Income and Expenses. Our interest income decreased from $7.9 million in 2011 to $7.1 million in 2012, primarily due to lower cash balances. Our interest expense increased from $37.2 million in 2011 to $50.6 million in 2012, primarily due to that we have more short-term borrowings.

Foreign Exchange Gain or Loss, Net. Our foreign exchange gain for 2012 was $1.4 million, compared to a foreign exchange gain of $6.6 million in 2011. The change was primarily due to the impact of the appreciation of the RMB against the US dollar on our reporting of monetary assets and liabilities denominated in foreign currencies.

Income Tax Expense (Benefit). Our income tax expense for 2012 was $21.4 million, compared to an income tax benefit of $4.9 million in 2011. Our effective tax rates in 2011 and 2012 were 107.3% and negative 9.7%, respectively. The fluctuation was due to a valuation allowance of $64.4 million that we provided against our deferred tax assets as of December 31, 2012.

Net Income (Loss) Attributable to Holders of Ordinary Shares. As a result of the foregoing, we had a net loss attributable to holders of ordinary shares of $242.5 million in 2012, compared to a net income attributable to holders of ordinary shares of $0.3 million in 2011.

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

Net revenues were $603.7 million for our wafer sales segment and $381.6 million for our modules sales segment in 2011, compared to $726.2 million for our wafer sales segment and $479.4 million for our module sales segment in 2010. The decreases in net revenue in both segments were primarily due to the decrease of average selling prices of our solar power products as a result of the oversupply of solar power products and Europe’s challenging financing environment resulting in weak demand in Europe for most of 2011. Revenues from wafer processing comprised 12.0% of our total wafer sales in 2011.

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

Gross profit from our wafer sales segment in 2011 was $40.1 million, compared to a gross profit of $311.1 million in 2010. Gross margin from our wafer sales segment for 2011 was 6.6%, compared to 42.8% for 2010. Gross profit from our module sales segment increased from $36.9 million in 2010 to $56.0 million in 2011. Gross margin from our module sales segment for 2011 was 14.7%, compared to 7.7% for 2010.

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

B.	Liquidity and Capital Resources

Liquidity and Capital Resources

As of December 31, 2012, although we had a net loss for the year, we believe that our cash, cash equivalents, cash flows from operating activities including project assets, and continued support from financial institutions located in the PRC, in the form of renewed and additional short-term loan facilities (including trade financing), will be sufficient to meet our working capital and capital expenditure needs that will arise in 2013 and beyond. We intend to continue to carefully execute our operating plans and manage credit and market risk. However, if our financial results or operating plans change from our current assumptions, our liquidity could be negatively impacted.

The following significant developments in 2012 have impacted our liquidity or are expected to impact our liquidity:

•	The solar industry is being negatively impacted by a number of factors including excess capacity, reduction of government incentives in key solar markets, higher import tariffs and the European debt crisis. These factors have contributed to declining average selling prices for our products. Since December 31, 2010, our selling price of wafers and modules has fallen from $0.88/W and $1.85/W, respectively, to $0.23/W and $0.60/W, respectively.

•	For the year ended December 31, 2012, we incurred an operating loss of $179.0 million.

•	During the year December 31, 2012, we experienced negative cash flow from operations of $94.7 million.

•	As of December 31, 2012, our current liabilities exceed our current assets by $568.4 million. While we had cash and cash equivalents of $93.3 million, we had short-term bank borrowings of $596.6 million all due within one year and the current portion of long-term debt amounting to $137.1 million which is not expected to be renewed.

•	We have completed project assets in Europe, but have not been able to sell these assets. During 2013, we expect to spend up to an additional $10.8 million on project assets in which we have not identified buyers. The inability to sell these project assets at reasonable prices may negatively impact our liquidity.

•	The amount of accounts receivable increased from $129.6 million in 2011 to $216.8 million in 2012. The inability to collect on the existing accounts receivable may negatively impact our liquidity.

•	Advances to suppliers, which are unsecured, decreased from $33.8 million in 2011 to $29.5 million in 2012.

•	The balance of finished goods inventory increased from $51.3 million in 2011 to $168.1 million in 2012. The inability to sell the finished goods at reasonable prices may negatively impact our liquidity.

•	We plan to maintain our existing polysilicon, solar wafer, cell and module manufacturing capacities in 2013. Therefore, we do not currently plan to build new facilities and plan to incur capital expenditures of up to $60.2 million to maintain or enhance our existing manufacturing facilities.

As noted above, cash generated from operations and short-term financing is our primary source of operating liquidity and we believe that cash flows from operations combined with our existing cash and cash equivalents, and facilities currently available, and those expected to be renewed will be sufficient to satisfy our obligations when the fall due.

The following plans and actions are being taken to effectively manage our liquidity:

•	We have been in the process of taking a number of cost reduction initiatives. For example, Phase II of in-house polysilicon facilities is to begin production, which in-house polysilicon cost will be lower than market average selling price.

•	We have performed a review of our cash flow forecast for the twelve months ending December 31, 2013. We believe that our operating cash flow will improve in 2013 and that our operating cash flow will be positive. While we believe the forecast is based on reasonable assumptions, significant assumptions include: (1) average selling price gradually stabilized in the first quarter of 2013 compared to the prior year of 2012. (2) Phase II of in-house polysilicon facilities will begin production, which will reduce polysilicon cost to approximately $18 per kg for the combined phases by the end of 2013.

•	While there can be no assurance that we will be able to refinance our short-term bank borrowings as they become due, historically, we have renewed or rolled over all of our short-term bank loans upon the maturity date of the loans and have assumed we will continue to be able to do so. Subsequent to December 31, 2012, we renewed short-term bank borrowings of $252.9 million. We also obtained additional long term loans of $85.0 million as of the date of this annual report, which are collateralized by certain project assets and will be utilized for development purposes. As of March 31, 2013, we had unused lines of credit of $528.2 million, of which $427.8 million is related to trade financing.

•	In February 2013, we received non-binding letters of commitment from three banks to support our financing in the amount of $413.4 million, in which $177.2 million is related to short term loan and $236.2 million is related to trade financing. Letters of commitment from banks are not legally enforceable.

Based on the above factors, we believe that adequate sources of liquidity will exist to fund our working capital and capital expenditures requirements, and to meet our short term debt obligations, other liabilities and commitments as they become due.

Short-term Borrowings

As of December 31, 2010, 2011 and 2012, we had outstanding short-term borrowings of $400.8 million, $570.9 million and $733.6 million, respectively. These short-term borrowings will expire at various times throughout 2013. Our short-term borrowings outstanding as of December 31, 2010, 2011 and 2012 were denominated in RMB, USD, and Euro and bore a weighted average interest rate of 4.72%, 5.38% and 6.63%, respectively. From January to April in 2013, we obtained extensions of our short-term borrowings in the principal amount of $252.9 million. Some of our short-term borrowings are secured by our inventories, facilities and equipment. We have other short-term borrowings guaranteed by Mr. Li, our chief executive officer and director, and his wife. Furthermore, according to certain loan agreements, our operating subsidiary Sichuan ReneSola is not permitted to pay dividends if it has any principal or interest due in that year which has not been paid. Although we have increased our level of short-term bank borrowings to meet our working capital requirements, capital expenditures or other corporate uses, we have not experienced any financial difficulty with respect to repayment of our borrowings in the past.

As of December 31, 2012, $316.8 million of our outstanding short-term borrowings were trade financings and could be rolled over. We have historically been able to roll over our short-term credit facilities. The majority of our short-term borrowings are provided by some of the largest banks in China. Historically, most of these Chinese banks, when requested, have extended the terms of their credit facilities before the maturity dates of the outstanding borrowings. We believe our ability to extend our short-term credit facilities prior to their maturity remains strong in the current credit environment, and do not believe such conditions will impact our ability to obtain extensions or alternative financing from our Chinese bank lenders.

Long-term Borrowings

As of December 31, 2010, 2011 and 2012, we had outstanding long-term borrowings with maturity dates more than one year in the future of $121.5 million, $144.7 million and $56.6 million, respectively.

We obtained long-term loans from Industrial and Commercial Bank of China of RMB46 million in March 2009, RMB100 million in September 2009 and RMB14 million in April 2010, which were repaid in February 2012, September 2012 and March 2012, respectively. We obtained another long-term loan from Industrial and Commercial Bank of China of RMB50 million in May 2011, which is to be repaid in May 2013.

Since 2009, we have obtained several loans from China Construction Bank as follows. We obtained four long-term loans from China Construction Bank of RMB450 million in January 2009, RMB150 million in June 2009, RMB190 million in June 2009 and RMB10 million in June 2009, respectively, under a RMB800 million loan agreement entered into in January with a term of five years. We repaid RMB100 million of these loans in December 2010, RMB180 million in December 2011, RMB150 million ($24.1 million) in December 2012 and the remainder will be repaid based on the agreed repayment schedule, with the final amount to be repaid in December 2013. These loans were used to finance the construction of our polysilicon production facility in Meishan, Sichuan Province. In April 2010, we obtained four long-term loans of RMB30 million, which were repaid in April 2012. In October 2011, we obtained a long-term loan of RMB150 million, which is to be repaid in October 2013. In November 2011, we obtained a long-term loan of RMB10 million, which is to be repaid in October 2013. In November 2011, we obtained another long-term loan of RMB50 million, which is to be repaid in November 2013. In April 2012, we obtained a long-term loan of RMB30 million ($4.8 million), which is to be repaid in April 2014.

In June 2010, we obtained a long-term loan from Bank of Jiangsu of RMB125 million, of which RMB50 million was due and repaid in December 2011 and the remaining RMB75 million was due and repaid in December 2012.

In February 2011, we obtained from Agricultural Bank of China a two-year loan of RMB40 million, which was repaid in February 2013. We obtained another long-term loan from Agricultural Bank of China of RMB13 million in December 2010, which was repaid in November 2012.

In April 2011, we obtained a long-term loan from Bank of China of RMB170 million. We repaid RMB5 million ($0.8 million) in June 2012 and RMB15 million ($2.4 million) in December 2012. With respect to the remaining balance, RMB40 million is to be repaid by December 2013, RMB10 million is to be repaid in June 2014, RMB40 million is to be repaid by December 2014, RMB20 million is to be repaid by June 2015 and RMB40 million is to be repaid in December 2015.

In August 2011, we obtained a long-term loan from Standard Chartered Bank of $35 million, which is to be repaid in July 2013. The purpose of the loan is to purchase polysilicon supplies.

In July 2012, we obtained a 15-year long-term loan from China Development Bank of RMB220 million ($35.3 million), of which RMB2.5 million ($0.4 million) was due and repaid in November 2012, RMB5 million to be repaid in each of 2013, 2014 and 2015, RMB18 million to be repaid in each year from 2016 to 2026 and RMB4.5 million to be repaid in 2027. The proceeds from this loan are to be used to finance our PV power generation project in Qinghai. In March 2013, we obtained another two 15-year long-term loans from China Development Bank of RMB110 million and RMB120 million, respectively, and in April 2013, we obtained another RMB50 million and RMB40 million, respectively, under the same loan arrangements. For each of these two 15-year loan arrangements, RMB4 million is to be repaid in each year from 2014 to 2018, RMB10 million is to be repaid in each year from 2019 to 2023, RMB20 million is to be repaid in each year from 2024 to 2027 and RMB10 million is to be repaid in March 2018. The proceeds from the loans are to be used to finance our two PV power generation projects in Xinjiang and Qinghai, China.

In March 2013, we obtained two four-year term loans from a lender in Korea totaling Korean Won 35.7 billion. These loans are to be repaid in March 2017. The proceeds from these loans are to be used to finance our PV plant projects in Romania.

The weighted average interest rate for our long-term loans was approximately 6.92% in 2012. Interest rates are variable for certain portions of the long-term loans, and are updated every three months, once a year or according to a predetermined schedule based on the applicable benchmark interest rate set by the People’s Bank of China. Long-term loans in the amount of $193.6 million will be due for repayment upon maturity from 2013 to 2027.

Some of our long-term loans are secured by collaterals such as equity interests in or shares of our subsidiaries, pledges and security interests over our accounts receivable, inventories, project sites or land use rights, property, plants and equipment or project facilities, and/or guaranteed by our subsidiaries and/or Mr. Li, our director and chief executive officer, and his wife. See “Item 7. Major Shareholders and Related Party Transactions— B. Related Party Transactions.”

Some of our long-term loan agreements contain financial covenants, including maintenance of certain minimum levels of net assets and debt to asset ratio, and restrictive covenants that limit our ability to, among other things, (1) provide guarantees, pledges or mortgages on our operating assets in any manner that will increase risks to the lenders, (2) repay shareholders loans or loans from our related parties, and (3) distribute dividends to shareholders. In some of our long-term loan arrangements, our certain subsidiaries are required to pledge the shares or ownership interests in the operating subsidiaries in favor of the lenders. Our most restrictive covenants require us to maintain a minimum level of net assets of RMB1.3 billion and a debt to asset ratio of below 75%. In addition, under the terms of our RMB800 million loan agreement with a term of five years with China Construction Bank, we have undertaken to the bank that the gross profit margin of our subsidiary Sichuan ReneSola will be at or above the lowest gross profit margin of companies in the global polysilicon industry as stated in a report to be provided by one of the big-four accounting firms. We believe that because Sichuan ReneSola’s operations were still in trial production in 2009, we were not subject to such undertaking in 2010 despite the negative gross profit margin Sichuan ReneSola recorded in 2009. We have obtained a letter from the bank confirming this understanding. In 2012, the gross profit margin Sichuan ReneSola recorded was negative 24.7% and we were in compliance with the covenant on gross profit margin in 2012. Sichuan ReneSola has also undertaken not to sell its products on credit. See “Item 3. Key Information—D. Risk Factors—Risks Related To Our Business—Restrictive covenants and undertakings under our bank loans may limit the manner in which we operate and an event of default under the loan may adversely affect our operations.”

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

In March 2011, we issued $175 million convertible senior notes due 2018, with an additional sale of $25 million principal amount of the notes aggregate principal amount in April 2011 pursuant to the initial purchasers’ over-allotment option. The net proceeds was approximately $192.8 million and we used part of the net proceeds of this offering to pay the cost of the capped call transactions that we entered into with an affiliate of one of the initial purchasers, whom we refer to as the hedge counterparty, and the remainder for expansion of polysilicon production capacity. The convertible senior notes will be convertible to our ADSs, each representing two shares, no par value, at a conversion rate of 94.8114 ADSs per $1,000 principal amount of the notes (equivalent to an initial conversion price of approximately $10.55 per ADS), subject to adjustment under certain circumstances. The convertible senior notes will mature on March 15, 2018. We may not redeem the convertible senior notes prior to the maturity date. The convertible senior note holders will have the right to require us to repurchase for cash all or any portion of their convertible senior notes on March 15, 2016 at a repurchase price equal to 100% of the principal amount of the convertible senior notes to be repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date. In addition, if we undergo a fundamental change, as defined in the offering memorandum, convertible senior note holders may, subject to certain conditions, require us to repurchase all or any portion of their convertible senior notes for cash at a price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, the fundamental change repurchase date. The convertible senior notes constitute our senior unsecured obligations, rank senior in right of payment to our existing and future indebtedness that is expressly subordinated in right of payment to the notes, rank equal in right of payment to our existing and future unsecured indebtedness that is not so subordinated, and are effectively junior to any of our secured indebtedness to the extent of the value of the assets securing such indebtedness and structurally junior to all existing and future indebtedness and other obligations (including trade payables and lease obligations) incurred by our subsidiaries. The convertible senior notes and our ADSs issuable upon conversion of the notes, and the shares represented thereby, were issued to qualified institutional buyers pursuant to Rule 144A under the Securities Act. We do not intend to file a shelf registration statement covering the resale of the convertible senior notes or ADSs issuable upon conversion of the convertible senior notes or the shares represented thereby. During 2011, we repurchased $88.4 million aggregate principal amount of our convertible senior notes using $57.1 million in cash. As of December 31, 2012, the carrying value of our convertible senior notes was $111.6 million.

In connection with the pricing of the notes, we entered into a capped call transaction and an additional capped call transaction, which covers, subject to customary anti-dilution adjustments, the number of ADSs underlying the option notes, with the hedge counterparty. The capped call transactions are expected generally to reduce potential dilution to the shares and ADSs upon conversion of the convertible senior notes. The cap price under the additional capped call transaction was subject to customary anti-dilution adjustments. The capped call transactions are separate transactions entered into by us with the hedge counterparty and not part of the terms of the notes and did not change the noteholders’ rights under the notes. Holders of the convertible senior notes do not have any rights with respect to the capped call transactions.

Cash Flows and Working Capital

We have significant working capital commitments because many of our suppliers of silicon raw materials require us to make immediate payments and, historically, prepayments in advance of shipment. Due to the volatility of the price of polysilicon, working capital and access to financing to allow for the purchase of silicon raw materials are critical to growing our business. Our short-term borrowings have increased partly as a result of our need to fund our expanded working capital, including advances to suppliers and increases in our inventory. Our advances to suppliers decreased from $40.1 million as of December 31, 2010 to $33.8 million as of December 31, 2011 due to changes in the market for raw materials and changes in contract terms in the industry, and decreased to $29.5 million as of December 31, 2012. In 2013, we plan to manage optimal levels of inventory in order to preserve cash, manage our debt levels and meet our working capital requirements. Under the current market conditions, prepayment to suppliers in advance of shipment has become less common. However, given that we have made prepayments historically, we still perform ongoing credit evaluations of the financial condition of our suppliers.

Our accounts receivable increased from $81.5 million as of December 31, 2010 to $129.6 million as of December 31, 2011 and further increased to $216.8 million as of December 31, 2012. The increase in our accounts receivable as of December 31, 2012 compared to December 31, 2011 was primarily due to an expansion of our module business, which has longer credit terms, and was also in line with a general increase in trade receivables among solar product manufacturers under the prevailing market conditions. The increase in our accounts receivable as of December 31, 2011 compared to December 31, 2010 was primarily due to longer credit terms granted to customers under the current market conditions. For customers to whom credit terms are extended, we assess a number of factors to determine whether collection from them is reasonably assured, including past transaction history with them and their credit-worthiness.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2010	2011	2012
	(in thousands)
Net cash provided by (used in) operating activities	$403,170	$(22,058)	$(94,731)
Net cash used in investing activities	(151,271)	(177,467)	(249,219)
Net cash (used in) provided by financing activities	(72,813)	273,914	59,908
Net increase (decrease) in cash and cash equivalents	183,894	88,337	(285,756)
Cash and cash equivalents at the beginning of the year	106,808	290,702	379,039
Cash and cash equivalents at the end of the year	$290,702	$379,039	$93,283

Operating Activities

Net cash used in operating activities in 2012 was $94.7 million, primarily due to (i) a net loss of $242.6 million arising from the continuing oversupply conditions in the solar power products market, and (ii) increases in inventory and accounts receivable levels arising from the expansion of our module business, which were offset by increases in accounts payable as we imposed longer payment terms upon our suppliers, depreciations, non-cash write-downs for inventory and asset impairments.

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

Investing Activities

Net cash used in investing activities in 2012 was $249.2 million, primarily due to property, plant and equipment expenditures in connection with the expansion of our module business, development of phase II of our polysilicon production facility in Meishan, Sichuan Province and our power plant business, and changes in restricted cash.

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

Financing Activities

Net cash provided by financing activities was $59.9 million in 2012, primarily due to proceeds from bank borrowings of $1,115.8 million which was partially offset by repayments of bank borrowings of $1,056.4 million.

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

As of December 31, 2011 and 2012, our current liabilities exceeded our current assets by $156.5 million and $568.4 million, respectively. In addition, we experienced negative cash flows from operations during the year ended December 31, 2012.

We have taken, and are continue to take, the following measures to overcome our liquidity difficulties: (i) closely monitoring and managing our working capital, which may involve seeking extended payment terms from our suppliers, strengthening the accounts receivable collection, implementing more stringent inventory management procedures and will consider liquidation of accounts receivable by discounting banknotes with the relevant financial institutions, as needed, to ensure the sufficient cash flows from operations are obtained to meet our liquidity requirements; and (ii) obtaining additional debt facilities in order to fund working capital needs, as necessary. Subsequent to December 31, 2013, we obtained new financings totaling $337.9 million, which are comprised of $252.9 million in short-term borrowings, for our working capital needs, and $85.0 million in long-term borrowings, for our project development, as of the date of this annual report.

We believe that our current cash and cash equivalents, anticipated cash flows from our operations and bank borrowings will be sufficient to meet our anticipated cash needs in 2013 based on current capital expenditure and operation plans. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we have decided or may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities or borrow from lending institutions.

Restrictions on Cash Dividends

For a discussion on the ability of our subsidiaries to transfer funds to our company, and the impact this has on our ability to meet our cash obligations, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ability to make distributions and other payments to our shareholders depends to a significant extent upon the distribution of earnings and other payment made by ReneSola Zhejiang” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Under the Enterprise Income Tax Law, dividends payable by us and gains on the disposition of our shares or ADSs could be subject to PRC taxation.”

Capital Expenditures

We had capital expenditures of $144.5 million, $152.7 million and $136.4 million in 2010, 2011 and 2012, respectively. We had outstanding advances for purchases of property, plant and equipment of $26.9 million, $25.9 million and $8.3 million as of December 31, 2010, 2011 and 2012, respectively. As of December 31, 2010, 2011 and 2012, our commitments outstanding for purchases of property, plant and equipment were $51.2 million, $139.0 million and $80.6 million, respectively. Our capital expenditures were used primarily to expand our polysilicon manufacturing plant in Meishan, Sichuan Province, wafer and ingot manufacturing facilities in Jiashan, Zhejiang Province, and cell and module manufacturing plant in Yixing, Jiangsu Province, to build our 20MW power plant project in Qinghai Province, to purchase production equipment, to acquire land-use rights for each of the plants and to build up our horizontal and project businesses.

We plan to maintain our existing polysilicon, solar wafer, cell and module manufacturing capacities in 2013. Therefore, we do not currently plan to build new facilities and plan to incur capital expenditures of up to $60.2 million to maintain or enhance our existing manufacturing facilities.

Recent Accounting Pronouncements

In December 2011, the Financial Accounting Standard Board, or FASB, issued Accounting Standards Update, or ASU, 2011-11, Balance Sheet (Topic 210), Disclosures about Offsetting Assets and Liabilities, which requires companies to disclose information about financial instruments that have been offset and related arrangements to enable users of their financial statements to understand the effect of those arrangements on their financial position. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. We are in the process of evaluating the effect of adoption of this pronouncement.

In July 2012, the FASB issued ASU 2012-02, Impairment of Indefinite-Lived Intangible Assets, an authoritative pronouncement related to testing indefinite-lived intangible assets, other than goodwill, for impairment. Under the guidance, an entity testing an indefinite-lived intangible asset for impairment has the option of performing a qualitative assessment before calculating the fair value of the asset. If the entity determines, on the basis of qualitative factors, that the fair value of the indefinite-lived intangible asset is not more likely than not (i.e., a likelihood of more than 50 percent) impaired, the entity would not need to calculate the fair value of the asset. The guidance does not revise the requirement to test indefinite-lived intangible assets annually for impairment. In addition, the guidance does not amend the requirement to test these assets for impairment between annual tests if there is a change in events or circumstances; however, it does revise the examples of events and circumstances that an entity should consider in interim periods. The guidance was effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted. The adoption of this guidance will not have a significant effect on our consolidated financial statements.

In February 2013, the FASB issued ASU 2013-02, an authoritative pronouncement related to reporting of amounts reclassified out of accumulated other comprehensive income. Under the guidance, an entity is required to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. GAAP to be reclassified in its entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts. The amendments are effective prospectively for reporting periods beginning after December 15, 2012. Early adoption is permitted. We are in the process of evaluating the effect of adoption of this pronouncement.

In March 2013, the FASB issued ASU 2013-05, an authoritative pronouncement related to parent's accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. Under the guidance, the cumulative translation adjustment should be released into net income when a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business within a foreign entity. A pro rata portion of the cumulative translation adjustment should be released into net income upon a partial sale of an equity method investment which is a foreign entity. The amendments are effective prospectively for reporting periods beginning after December 15, 2013. Early adoption is permitted. We are in the process of evaluating the effect of adoption of this pronouncement.

C.	Research and Development, Patents and Licenses, Etc.

Research and Development

We focus our research and development efforts on improving our manufacturing efficiency and the quality of our products. As of December 31, 2012, our research and development team consisted of 162 experienced researchers and engineers. In addition, some of our manufacturing employees regularly participate in our research and development programs. A part of our research and development is conducted at our solar power technology development center, which is outfitted with advanced equipment for the research of solar power.

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

We have also developed the Virtus Wafer, a new multicrystalline wafer that improves solar cell efficiency. The Virtus Wafer, which has been endorsed by several leading global solar cell manufacturers, achieves an average cell conversion efficiency rate of 17.5%, more than 1% higher than the industry-standard cell conversion efficiency rate for cells using multicrystalline wafers. We started the production of the Virtus Wafer in the first half of 2011 and substantially converted all our multicrystalline wafer capacity to manufacturing Virtus Wafers. In addition, in 2012, we made progress in the development of our high-efficiency Virtus Wafer and modules that makes our Virtus II® products more cost effective for the end users and boast improved technology. Our new Virtus A++ manufacturing technology used to create the Virtus II® modules has been streamlined such that products can be manufactured with less energy input, meaning that they're both environmentally friendly and cheaper to manufacture. Our Virtus II® products are currently in full production, with average efficiencies of 15.7%. A 60-cell Virtus II® module produces an average of 255 W. We also announced the release of a new microinverter product, Micro Replus™. Our Micro Replus™ can be used specifically with our solar modules in solar systems for power conversion and can be made available as a standalone microinverter or integrated with a our panel for a turnkey AC module.

In addition, we have also begun research on small-scale storage systems, with the aim of providing these products to the market by the middle of 2013, as well as began research and development on developing our own AC-OC optimizer, with the aim of providing this product to the market by the end of 2013.

Furthermore, we continued the development of low-oxygen concentration solar wafers and carbon composite materials, which we believe will help improve conversion efficiencies, as well as the attenuation rate of module efficiency. We have further developed a new technology to recycle products at the polysilicon manufacturing stage in order to reduce costs. We also continued to research the use of carbon composite materials, which we believe will help lower costs and expose us to new markets.

We plan to continue to devote substantial resources to research and development in order to further improve our manufacturing processes, reduce manufacturing costs and increase product performance. We plan to focus our research and development in the following areas:

•	Solar Wafer Manufacturing. We will continue to reduce the cost of manufacturing solar wafers by, among other improvements, speeding up the ingot-pulling speed, optimizing our manufacturing equipment and process routine, upgrading from manual programs to semi-automatic or automatic programs, increasing the purity of the ingots we produce, slicing thinner wafers, reducing wafer breakage rates, and enhancing the processes to reduce quality control cost.

•	Polysilicon Production. We are seeking to continue to fine-tune the closed-loop modified Siemens process system at our phase I Meishan polysilicon manufacturing facility to reduce production costs. We are attempting to further reduce production costs by shortening the overall processing time, revising the TCS production process, and improving the recycling conversion ratio for converting by-products into TCS. In addition, we will seek to improve our phase II Meishan polysilicon facility once it is operational.

•	Solar Cell Manufacturing. We will continue to develop technologies to manufacture high-conversion efficiency solar cells with improved performance. As of December 31, 2012, we were able to achieve conversion efficiency rates of 18.8% for monocrystalline cells and 17.7% for multicrystalline cells manufactured using our solar wafers.

•	Solar Module Manufacturing. We will continue to improve the process of module manufacturing by shortening the lamination time to reduce time and power consumption. We will also improve the structure of the module frame to reduce the adhesive sealant on the front side of the module and reduce the time for cleaning the module. We will consider using tempered glass with anti-reflecting film on the module to increase the module efficiency. We will continue to reduce our module manufacturing costs through a reduction in material costs and improvements in our manufacturing methods, and capitalize on the business's higher margins relative to wafer production.

We have spent considerable resources on improving our equipment by collaborating with a domestic equipment maker in China for the first time to develop a customized multicrystalline furnace.

In each of the three years ended December 31, 2010, 2011 and 2012, our research and development expenses were approximately $36.3 million, $47.1 million and $44.1 million, respectively.

Intellectual Property

As of December 31, 2012, we had 140 patents and 121 pending patent applications in China and one pending international patent application. These patents and patent applications relate to the technologies in our products and the technologies utilized in our manufacturing processes. We intend to continue to assess appropriate opportunities for patent protection of critical aspects of our technologies. Our patents and our pending patent applications relate to improvements in product conversion efficiencies, improvements of the recycling, sorting and purification of silicon raw materials, ingot casting and wafer slicing processes.

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

The trademark of “ReneSola” has been separately registered with the EU office of Harmonization for the Internal Market on January 10, 2007 for a period of ten years, with the Japan Patent Office on June 22, 2007 for a period of 10 years, with the Korean Intellectual Property Office on October 8, 2008 and December 13, 2008 for two applications of different commodity category, respectively, both for a period of 10 years, with the U.S. Patent and Trademark Office on October 28, 2008 for a period of 10 years, with the PRC Trademark office on May 7, 2009 and May 21, 2009 for two applications of different commodity category, respectively, both for a period of 10 years, with Taiwan Trademark Office on February 1, 2011 for a period of 20 years, with intellectual property office of Singapore on July 30, 2010 for a period of 20 years, with Canadian intellectual property office on September 13, 2011 for a period of 15 years, and with Israel intellectual property office on February 2, 2012 for two applications of different commodity category, respectively, for a period to July 27, 2020. We also filed trademark registration applications for “ReneSola” and relevant designs in Indian, Malaysia, Thailand, Mexico, Chile, Brazil, Argentina, the Dominican Republic, Australia and South Africa in 2012.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2012 to December 31, 2012 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial conditions.

E.	Off-balance Sheet Arrangements

As of December 31, 2012, we did not have any off-balance sheet arrangements that had or were reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2012:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Long-term borrowings(1)	$235,052	$158,039	$17,971	$13,421	$45,621
Purchase obligations for equipment and others(2)	80,582	79,564	1,018	—	—
Purchase obligations for raw materials(3)	154,283	154,283	—	—	—
Convertible senior notes	126,388	4,604	9,209	112,575	—
Total	$596,305	$396,490	$28,198	$125,996	$45,621

(1)	Included estimated interest payable under contract terms.

(2)	Included commitments to purchase production equipment and payment obligations under construction contracts.

(3)	Included committees to purchase silicon raw materials under certain long-term supply agreements with overseas suppliers. Payment due by period can't be calculated because we are committee to pay $154.3 million over the next three years.

For information relating to our long-term loans, including their maturity profiles and provisions that accelerate repayment obligations, see “—B. Liquidity and Capital Resources.”

We are required to purchase $154.3 million of polysilicon over the next three years and to purchase 2,000 kg of polysilicon in 2013 under another purchase contract. The price is subject to adjustment to reflect the prevailing market price at the transaction dates. As a result, there is no purchase commitment loss under such pre-determined long-term agreements as of December 31, 2012.

G.	Safe Harbor

We make “forward-looking statements” throughout this annual report, such as our expected manufacturing capacity in 2013 and our estimated average selling prices of our wafer products in 2013. Whenever you read a statement that is not simply a statement of historical fact (such as when we describe what we “believe,” “expect” or “anticipate” will occur, what “will” or “could” happen, and other similar statements), you must remember that our expectations may not be correct, even though we believe that they are reasonable. We do not guarantee that the transactions and events described in this annual report will happen as described or that they will happen at all. You should read this annual report completely and with the understanding that actual future results may be materially different from what we expect. The forward-looking statements made in this annual report relate only to events as of the date on which the statements are made. We undertake no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though our situation will change in the future.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Martin Bloom	61	Chairman, Independent Director
Xianshou Li	44	Director and Chief Executive Officer
Yuncai Wu	45	Director
Jing Wang	65	Independent Director
Tan Wee Seng	57	Independent Director
Henry Wang	39	Chief Financial Officer
Xiaoliang Liang	40	President of the China region
Stephen Huang	46	President of the Asia-Pacific region and Senior Vice President
Jijun Shi	51	President of the European region
Kevin Chen	39	President of the America region
Jun Tang	45	Vice President and General Manager of Wafer division
Xiahe Lian	42	Vice President
John Ding	41	Vice President
Tony (Anthony) Hung	37	Vice President
Wei Fang	34	Vice President
Jiabing Chen	37	Vice President

Directors

Mr. Martin Bloom has been an independent director since July 2006 and has served as the chairman of the board since September 2006. Mr. Bloom is also the chairman of the audit committee and a member of the compensation committee and corporate governance and nominating committee of our board of directors. In addition, he has been on the board of Intelligent Energy, a British fuel cell company, since June 2012. Mr. Bloom has almost 40 years of experience in strategic partnering, technology commercialization and business strategy. He has built businesses in the U.S., Europe and China. In 2005, Mr. Bloom was appointed to serve as the UK chairman of the China-UK Venture Capital Joint Working Group, launched by the then-Chancellor of the United Kingdom, Gordon Brown, in February 2005, to foster collaboration between the venture capital and private equity industries in China and the United Kingdom. Mr. Bloom worked at Coopers & Lybrand (now PricewaterhouseCoopers) from 1996 to 1997 and was the project manager of a series of technology transfer schemes between the United Kingdom and Japan on behalf of the Department of Trade & Industry of the United Kingdom from 1992 to 1997. Mr. Bloom worked as a corporate strategist at Unilever between 1973 and 1981. Mr. Bloom has a bachelor’s degree with honors in economics from the University of Southampton and a master’s degree in the history of science jointly from Imperial College and University College, London.

Mr. Xianshou Li is our founder and has been a director and our chief executive officer since March 2005. Prior to founding our solar power business in 2005, Mr. Li founded Yuhuan Solar Energy Source Co., Ltd., a manufacturer of solar cell and module products for both commercial and residential applications, and served as its chairman since its inception. Mr. Li also served as the general manager of Yuhuan County Solar Energy Co., Ltd., a manufacturer of mini solar panels and solar cell modules from 2002 to 2006. Prior to that, he worked as an official in the Yuhuan County Culture Bureau in Zhejiang Province from 1997 to 2000. Mr. Li received his bachelor’s degree in industrial engineering management from Zhejiang Industrial University in 1991.

Mr. Yuncai Wu has been a director since March 2005. He also served as our vice president from November 2007 to April 2010 and our chief operating officer from May 2006 to October 2007. Mr. Wu has been a director of Zhejiang Yuhuan Solar Energy Source Co., Ltd., or Zhejiang Yuhuan, since its inception in 2004. Mr. Wu worked in the Yuhuan County government in Zhejiang Province from 1999 to 2005, first as a section chief in Industrial and Economic Committee from 1999 to 2001 and then as a section chief in the Bureau of Economic and Trade from 2001 to 2005. Mr. Wu received his bachelor’s degree in computer science from Zhejiang University in 1988.

Mr. Jing Wang has been an independent director since June 2006. Mr. Wang is also a member of the audit committee, compensation committee and corporate governance and nominating committee of our board of directors. Mr. Wang is currently the chief economist at Minsheng Bank. He is also an adviser to the United Nations Development Program. He currently serves as an independent director at Tianjin Binhai Energy & Development Co., Ltd., an energy company listed on the Shenzhen Stock Exchange in China, and at Tianjin Marine Shipping Co., Ltd., a shipping company listed on the Shanghai Stock Exchange in China. From 2001 to 2003, he was the general manager of Tianjin Investment Company, which invests in the energy sector. From 1999 to 2001, he was a deputy director of the Securities and Futures Administrative Office of Tianjin. Mr. Wang received his bachelor’s degree in finance from the Tianjin University of Finance & Economics in 1982 and his master’s degree in international finance from the University of Paris in 1983.

Mr. Tan Wee Seng has been an independent director and a member of the audit committee, compensation committee and corporate governance and nominating committee of our board of directors since April 2009. Mr. Tan is also a non-executive director of Xtep International Holdings Limited, an independent non-executive director of Sa Sa International Holdings Limited, an independent non-executive director and the chairman of the remuneration committee of Biostime International Holdings Limited and an independent non-executive director and the chairman of the audit committee of CIFI Holdings (Group) Co. Ltd., all of which are listed on the Main Board of Hong Kong Stock Exchange, an independent director and the chairman of the audit committee of 7 Days Group Holdings Limited, a company listed on the New York Stock Exchange, and a director and the chairman of the finance committee of Beijing City International School, an academic institution in Beijing. Mr. Tan has over 30 years of experience in financial management, corporate finance, merger and acquisition, business management and strategy development. He has also held various management and senior management positions in a number of multinational corporations. From 2003 to 2008, he was an executive director, the chief financial officer and the company secretary of Li Ning Company Limited, a company listed on the Main Board of Hong Kong Stock Exchange. From 1999 to 2002, he was the senior vice president of Reuters for China, Mongolia and North Korea regions, and the chief representative of Reuters in China. Prior to that, he served as the managing director of AFE Computer Services Limited, a Reuters subsidiary in Hong Kong mainly engaged in domestic equity and financial information services, a director of Infocast Pty Limited which was a Reuters subsidiary in Australia, and the regional finance manager of Reuters East Asia. Mr. Tan is a professional accountant and a fellow member of the Chartered Institute of Management Accountants in the United Kingdom, and the Hong Kong Institute of Directors.

Executive Officers

Mr. Henry Wang has been our chief financial officer since July 2011. Mr. Wang first joined us in January 2010 and served as our vice president of finance from April 2010 to June 2011. He has over 19 years of experience in financial services with extensive experience in accounting and mergers and acquisitions, including 16 years spent at US public companies. Mr. Wang has extensive experience in financial accounting, reporting and internal control. Mr. Wang has been responsible for our corporate finance and accounting, internal control, cost control and cash flow management initiatives even prior to his appointment as our chief financial officer. Prior to joining us, Mr. Wang served as a vice president of finance in the China ground transportation business unit of YRC Worldwide Inc. from 2008 to 2010 and a financial controller in the China branch of Expeditors International Incorporation from 2004 to 2008. Mr. Wang also has 11 years of experience in the manufacturing industry, working in both multinational and domestic companies. Mr. Wang holds CPA and CIA certifications and received his bachelor’s degree in law from Shanghai Jiaotong University and MBA from The Open University of Hong Kong.

Mr. Xiaoliang Liang has been our president of the China region since March 2012. Mr. Liang has a diverse background in business development and engineering, spending over seven years developing renewable energy and electric power. Prior to joining us, he was the director of project development at AES China, where he led its wind power project development business and worked on hydro and thermal power project developments in China from 2010 to 2011. From 2006 to 2010, he served as a business director at Gamesa Energy, where he led a team in developing more than 2 GW of wind farms in northern and eastern China. Prior to that, Mr. Liang worked as an engineer at China International Water and Electric Corporation from 2003 to 2006. He received his bachelor’s degree from Tsinghua University in 1995 and his master’s degree from North China University of Water Resources and Electric Power in 1998.

Mr. Stephen Huang has been our senior vice president since February 2013 and our president of the Asia-Pacific region since January 2012. Mr. Huang was our vice president of wafer sales from December 2009 to June 2012. Prior to joining us, he worked in Topco Scientific Co., Ltd. as a vice president of the business group from 2006 to 2009 and held various sales and managerial positions at that company from 1994 to 2005. Mr. Huang has over 18 years of managerial and sales experience, including 10 years in the solar industry. Mr. Huang received his bachelor’s degree in Agricultural Economics from Taiwan University in 1989.

Mr. Jijun Shi has been our president of the European region since January 2012. Mr. Shi has more than 25 years of managerial experience in Europe including over 5 years of experience in the solar industry. Prior to joining us, Mr. Shi worked as the China manager at PAIRAN elektronik GmbH from 2008 to 2009. From 1998 to 2008, he worked as the China manager at Hasbach Prüfanlagentechnik GmbH. Mr. Shi received his bachelor’s degree in German from Guangzhou Foreign Language Institute in 1983, his master’s degree in German from Shanghai Tongji University in 1986 and his master’s degree from Johann Wolfgang von Goethe University in 1998.

Mr. Kevin Chen has been our president of the American region since February 2012. From 2010 to 2012, he was the director of project development in Trina Solar, where he led the solar power plant development business of that company in America. From 2005 to 2010, he served as a project manager of business planning and development at Southern California Edison, for which he developed their solar PV program and a variety of business opportunities employing different energy resources. From 2000 to 2005, Mr. Chen worked at GE Energy, where he delivered several large-scale projects to international utilities in electrical transmission and distribution systems, as well as completed product development for electrical systems. Mr. Chen received his bachelor’s degree from Southeast University in 1996, his master’s degree in electric power from Iowa State University in 2000 and his MBA from University of California at Los Angeles in 2009.

Mr. Jun Tang has been our vice president and general manager of the wafer division since July 2012. Mr. Tang has over 18 years of operational experience in research and development, management, administration and project implementation in the solar industry, and is currently a member of China PV committee (association). Prior to joining us, Mr. Tang worked at Zhejiang Sino-Italian Photovoltaic Co., Ltd. from November 1999 to July 2012, where he served as a deputy general manager for four years and the general manager for eight years. Prior to working at Zhejiang Sino-Italian Photovoltaic Co., Ltd., he served as the director of the project department of China National Photovoltaic Technology Development Center from October 1997 to October 1999 to establish the first multicrystalline silicon wafer production line in China. From July 1994 to September 1997, Mr. Tang served as a project manager in China National Photovoltaic Technology Development Centre where he oversaw research and development projects financed by the Ministry of Science & Technology in the photovoltaic industry. He was also involved in the formulation of various national standards for various photovoltaic products including wafers. Mr. Tang received his master of science degree from Huazhong University of Science & Technology in June 1994 and his business administration degree from Zhejiang University in January 2004.

Ms. Xiahe Lian has been our vice president of administration and human resource since June 2012. As one of the founders of ReneSola Zhejiang, Ms. Lian has been responsible for administration and human resources of that company. Ms. Lian oversees our recruitment and human resource training as well as the establishment of our human resources management system and administrative system. Since 2009, Ms. Lian has also served as our director of corporate culture and created a company magazine named “Path to PV.” In addition, she has set up a charity foundation to foster community-building efforts and social awareness within our company. Ms. Lian also has 16 years of teaching experience. Ms. Lian received her bachelor’s degree from Zhejiang Normal University in 2005 and her MBA degree from Zhejiang University in 2008.

Mr. John Ding has been our vice president of internal control and audit since March 2011. Mr. Ding had previously served as our director of internal control and audit from 2009 to 2011. With nearly 20 years of work experience in finance, including more than ten years of management experience and over five years of internal control and audit experience, Mr. Ding has comprehensive knowledge of accounting, tax policies, credit control and physical asset management. Prior to joining us, Mr. Ding served as the director of internal audit and Sarbanes Oxley compliance for The9 Limited, a Nasdaq-listed company, from 2008 to 2009 and as financial manager at Dell (China) Co., Ltd. from 2001 to 2008. Mr. Ding received his bachelor’s degree in international economics and trade from Fudan University and his master’s degree in professional accounting from Xiamen University. He holds CIA and CCSA certificates.

Mr. Tony (Anthony) Hung has been our vice president of investor relations since May 2011. Mr. Hung has approximately 10 years of experience in finance with extensive investment banking and capital markets experience in both United States and China. Prior to joining us, Mr. Hung served as an associate at Deutsche Bank in Hong Kong where he was involved in a number of capital market transactions, some of which involving us, from 2005 to 2009. Prior to joining Deutsche Bank, Mr. Hung worked as an associate at Bastion Capital Corporation, LLC in Los Angeles, California from 2000 to 2002 and as an analyst in the investment banking technology group of Bear, Stearns & Co. Inc. from 1997 to 1999. He also served as a chief financial officer at Wowjoint Holdings Limited, a Nasdaq-listed company, from 2010 to 2011 and co-founded Ave3D Inc. in 1999. Mr. Hung received his bachelor’s degree from New York University in 1997 and his MBA from the University of California at Berkeley in 2005.

Mr. Wei Fang has been our vice president of group financial control since August 2012. Mr. Fang first joined us in July 2009 and served as the financial controller of ReneSola Zhejiang and our senior financial controller from July 2009 to July 2012. Mr. Fang has nearly a decade of experience in senior financial management and business management positions in large domestic manufacturing enterprises, and a wealth of practical management experience in the field of overall budgets, funds management, cost control, risk control and mergers and acquisitions. Prior to joining us, Mr. Fang served as a budget manager and senior finance manager from 2002 to 2005 and as a chief financial controller and operations controller from 2005 to 2009 in a subsidiary of Midea Group. Prior to joining Midea Group, Mr. Fang served as a senior cost control manager in Nanchang Dianhua, Ltd., a state-owned enterprise, from September 2000 to June 2001 and as an accountant in Jiangxi Jianglong, an accounting firm, from July 1999 to June 2000, focusing on cost accounting and auditing. Mr. Fang holds a certificate from the Chinese Institute of Certified Public Accountants. He received his bachelor’s degree in financial accounting from Jiangxi University of Finance and Economics in 1999. In August 2011, he was admitted to the Executive Program of the Shanghai Jiaotong University MBA program and is expected to graduate from the program in August 2013.

Mr. Jiabing Chen has been our vice president of PV modules business unit since March 2013. Mr. Chen joined us in 2010 and held the positions of senior quality director, senior operations director and general manager of our PV modules business unit. Mr. Chen has approximately 10 years of experience in the automobile industry, extensive experience in quality management and production organization at multinational corporations and three years of experience in the PV industry. Prior to joining us, he worked at MGI COUTIER, a French automobile components manufacturer, where he was a quality director and production director, from June 2000 to June 2010. Mr. Chen received his bachelor’s degree from Wuhan University of Technology in 2000.

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

B.	Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2012, an aggregate of approximately $1.3 million in cash was paid to our senior executive officers and directors.

Share Incentive Plan

Our board of directors adopted our 2007 share incentive plan in September 2007, which was amended in January 2009, August 2010 and August 2012, to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentive to employees, directors and consultants and promote the success of our business. We have reserved 12,500,000 shares for issuance under our 2007 share incentive plan. The following paragraphs describe the principal terms of our 2007 share incentive plan.

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

Share Options

As of the date of this annual report, our board of directors has granted certain of our directors, officers and employees options for 7,906,600 shares in our company, excluding options forfeited pursuant to the terms of our 2007 share incentive plan and the exercised options.

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

On August 8, 2012, our board of directors approved an adjustment to the exercise price of options to purchase 5,386,600 shares previously granted under our 2007 share incentive plan to establish a new exercise price for such share options of $1.47 per ADS, which was the closing price of our ADSs on August 7, 2012. Among the options to purchase 5,386,600 shares, options to purchase 400,000 shares were forfeited due to the departure of certain officers and employees. We also approved the grant of options to purchase 300,000 shares with an exercise price of $1.47 per ADS, which was the closing price of our ADSs on August 7, 2012; the grant of options to purchase 350,000 shares with an exercise price of $1.49 per ADS, which was the closing price of our ADSs on September 17, 2012; the grant of options to purchase 250,000 shares with an exercise price of $1.63 per ADS, which was the closing price of our ADSs on December 17, 2012; and the grant of options to purchase 450,000 shares with an exercise price of $1.80 per ADS, which was the closing price of our ADSs on March 18, 2013.

The following table summarizes, as of the date of this annual report, the outstanding options, excluding options forfeited pursuant to the terms of our 2007 share incentive plan and the options that were exercised prior to the date of this annual report, that we granted to our directors and officers and to other individuals as a group under our 2007 share incentive plan.

Name	Shares Underlying Outstanding Options	Exercise Price ($/Share)	Grant Date	Expiration Date
Martin Bloom	*	$0.735	August 8, 2012	August 8, 2018
Xianshou Li	*	$0.735	June 21, 2010	June 21, 2016
	*	$0.735	August 24, 2010	August 24, 2016
Yuncai Wu	—	—	—	—
Jing Wang	*	$0.735	August 8, 2012	August 8, 2018
Tan Wee Seng	*	$0.735	August 8, 2012	August 8, 2018
Henry Wang	*	$0.735	March 15, 2010	March 15, 2016
	*	$0.735	June 20, 2011	June 20, 2017
Xiaoliang Liang	*	$0.735	June 18, 2012	June 18, 2018
Stephen Huang	*	$0.735	December 21, 2009	December 21, 2015
	*	$0.900	March 18, 2013	March 18, 2019
Jijun Shi	*	$0.735	March 19, 2012	March 19, 2018
Kevin Chen	*	$0.735	June 18, 2012	June 18, 2018
Jun Tang	*	$0.815	December 17, 2012	December 17, 2018
Xiahe Lian	*	$0.735	November 30, 2007	November 30, 2013
	*	$0.745	September 17, 2012	September 17, 2018
John Ding	*	$0.735	December 21, 2009	December 21, 2015
	*	$0.735	March 21, 2011	March 21, 2017

Name	Shares Underlying Outstanding Options	Exercise Price ($/Share)	Grant Date	Expiration Date
Tony (Anthony) Hung	*	$0.735	September 19, 2011	September 19, 2017
Wei Fang	*	$0.735	December 21, 2009	December 21, 2015
	*	$0.745	September 17, 2012	September 17, 2018
Jiabing Chen	*	$0.735	September 20, 2010	September 20, 2016
	*	$0.900	March 18, 2013	March 18, 2019
Directors and executive officers as a group	5,050,000

Other individuals as a group	121,600	$0.735	October 9, 2007	October 9, 2013
	1,000,000	$2.565	October 9, 2007	November 28, 2014
	420,000	$2.565	October 9, 2007	December 31, 2013
	30,000	$1.845	May 22, 2009	June 30, 2013
	82,000	$0.735	June 23, 2009	June 23, 2015
	20,000	$2.565	June 23, 2009	June 30, 2013
	41,000	$0.735	September 21, 2009	September 21, 2015
	237,000	$0.735	December 21, 2009	December 21, 2015
	171,000	$0.735	March 15, 2010	March 15, 2016
	100,000	$2.530	March 15, 2010	June 30, 2013
	324,000	$0.735	June 21, 2010	June 21, 2016
	205,000	$0.735	September 20, 2010	September 20, 2016
	30,000	$0.735	December 20, 2010	December 20, 2016
	25,000	$0.735	March 21, 2011	March 21, 2017
	50,000	$0.735	December 21, 2011	December 21, 2017

*	Less than 1% of the total number of our shares outstanding as of the date of this annual report.

C.	Board Practices

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

Compensation Committee. Our compensation committee consists of Messrs. Martin Bloom, Jing Wang and Tan Wee Seng. Messrs. Martin Bloom and Jing Wang satisfy the independence requirements of the New York Stock Exchange Listing Rules and Securities and Exchange Commission regulations. The compensation committee discharges the responsibility of the board of reviewing and approving the compensation structure, including all forms of compensation relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	reviewing and evaluating at least annually and, if necessary, revising the compensation plans, policies and programs adopted by our management;

•	reviewing and evaluating at least annually the performance, and determining the compensation, of our chief executive officer;

•	reviewing and approving our chief executive officer’s employment agreement and amendments thereto, and severance arrangement, if any; and

•	reviewing all annual bonus, long-term incentive compensation, share option, employee pension and welfare benefit plans.

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

Terms of Directors and Officers

Our officers are appointed by and serve at the discretion of the board of directors. At each annual general meeting, one-third of our directors then existing, or if their number is not a multiple of three, then the number nearest to and not exceeding one-third, will be subject to re-election. The directors to retire by rotation shall be those who are longest in office since their election, or by lot should they be of the same seniority. On the assumption that no other director wishes to retire from office at the annual general meetings, either Mr. Tan Wee Seng or Mr. Jing Wang will be subject to re-election at 2013 annual general meeting; and of the two aforementioned independent directors, whoever was not subject to re-election at the 2013 annual general meeting will be subject to re-election at 2014 annual general meeting; and Mr. Martin Bloom will be subject to re-election at the 2015 annual general meeting. We have not entered into any service contracts with the directors providing them with severance benefits upon termination of their terms with us.

D.	Employees

We had 7,869 and 7,595 full-time employees as of December 31, 2010 and 2011, respectively. As of December 31, 2012, we had 8,436 full-time employees, including 6,485 in manufacturing, 154 in equipment maintenance, 740 in quality assurance, 57 in purchasing, 162 in research and development, 150 in sales and marketing, and 688 in general and administrative. Substantially all of these employees are located in China with a small portion of employees based in Singapore, United States and Europe. We consider our relations with our employees to be good.

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

Shares Beneficially Owned
	Number	%(1)
Directors and Executive Officers:
Martin Bloom	—	—
Xianshou Li(2)	43,714,019	25.2%
Yuncai Wu(3)	10,504,970	6.1%
Jing Wang	—	—
Tan Wee Seng	—	—
Henry Wang	*	*
Xiaoliang Liang	*	*
Stephen Huang	*	*
Jijun Shi	*	*
Kevin Chen	*	*
Jun Tang	—	—
Xiahe Lian	*	*
John Ding	*	*
Tony (Anthony) Hung	*	*
Wei Fang	*	*
Jiabing Chen	*	*
All Directors and Executive Officers as a Group	55,183,989	31.7%

Principal Shareholders:
Champion Era Enterprises Limited(4)	23,266,229	13.5%
Assets Train Limited(5)	13,053,614	7.6%
Deyi Shi(6)	9,894,670	5.7%

*	Less than 1% of the total number of our shares outstanding shares as of the date of this annual report.

(1)	Percentage of beneficial ownership of each listed person is based on 172,773,664 shares outstanding as of the date of this annual report, as well as the shares that such person has the right to acquire by option or other agreement within 60 days after the date of this annual report.

(2)	Consists of 23,266,229 shares held by Champion Era Enterprises Limited, or Champion, 13,053,614 shares held by Assets Train Limited, or Assets Train, 1,135,096 shares held by Dynasty Time Limited, or Dynasty, 5,543,080 shares held by Cleveland Ventures Ltd., or Cleveland, 616,000 shares issuable upon exercise of options held by Mr. Li, within 60 days after the date of this annual report and 100,000 shares issuable upon exercise of options held by Ms. Xiahe Lian, the wife of Mr. Li, within 60 days after the date of this annual report. Descriptions of Mr. Li’s relationship with Champion and Assets Train are set forth in the notes (4) and (5) below and Mr. Li’s relationship with Dynasty and Cleveland are set forth as follows: Dynasty beneficially holds 5,955,871 of our shares. Dynasty is a company incorporated in the British Virgin Islands and its sole shareholder is Direct Manage Holdings Limited. Direct Manage Holdings Limited is a company incorporated in the British Virgin Islands and wholly owned by the DXJ Family Trust, of which Mr. Xiangjun Dong is the settlor and to which Mr. Dong has administration, voting and management power. The trustee of the DXJ Family Trust is HSBC International Trustee Limited. Dynasty has entered into an irrevocable voting agreement with Mr. Li and Mr. Wu with respect to our shares held by Dynasty. Cleveland beneficially holds 5,543,080 of our shares. Cleveland is indirectly wholly-owned by the Xian Shou Trust of which Mr. Li is the settlor. The trustee of the Xian Shou Trust is Merrill Lynch Bank & Trust Co (Cayman) Ltd. Pursuant to a trust deed made between Mr. Li and Merrill Lynch Bank & Trust Co (Cayman) Ltd., Mr. Li holds all voting and investment powers of Cleveland and its assets. Pursuant to Section 13(d) of the Exchange Act, Mr. Li may be deemed to beneficially own all of the shares held by Cleveland and Merrill Lynch Bank & Trust Co (Cayman) Ltd. should not be deemed a beneficial owner of the shares in Renesola Ltd held by Cleveland. Mr. Li holds sole voting power of 23,266,229 shares held by Champion and 5,543,080 shares held by Cleveland pursuant to a trust deed. Mr. Li also holds shared voting power of 13,053,614 shares held by Assets Train and 1,135,096 shares held by Dynasty pursuant to an irrevocable voting agreement. Mr. Li’s business address is Chengzhong Road, Zhuguang Town, Yuhuan County, Zhejiang Province, PRC.

(3)	Consists of 5,684,195 shares held by Buoyant Wise Limited, or Buoyant, and 4,820,775 shares held by Dynasty. Descriptions of Mr. Wu’s relationship with Buoyant and Dynasty are as follows: Buoyant beneficially holds 5,684,195 of our shares. Buoyant is a company incorporated in the British Virgin Islands and its sole shareholder is Brilliant Chariot Limited. Brilliant Chariot Limited is a company incorporated in the British Virgin Islands and wholly owned by the WYC Family Trust, of which Mr. Wu is the settlor and to which Mr. Wu has all administration, voting and management power. The trustee of the WYC Family Trust is HSBC International Trustee Limited. Dynasty beneficially holds 5,955,871 of our shares. Dynasty is a company incorporated in the British Virgin Islands and its sole shareholder is Direct Manage Holdings Limited. Direct Manage Holdings Limited is a company incorporated in the British Virgin Islands and wholly owned by the DXJ Family Trust, of which Mr. Xiangjun Dong is the settlor and to which Mr. Dong has administration, voting and management power. The trustee of the DXJ Family Trust is HSBC International Trustee Limited. Dynasty has entered into an irrevocable voting agreement with Mr. Li and Mr. Wu with respect to our shares held by Dynasty. Mr. Wu holds sole voting power of 5,684,195 shares held by Buoyant and shared voting power of 4,820,775 shares held by Dynasty pursuant to an irrevocable voting agreement. Mr. Wu’s business address is Suite 201, No. 32, Xianqian Road, Cheng Guan Cheng District, Zhejiang Province, PRC.

(4)	Champion is a company incorporated in the British Virgin Islands and its sole shareholder is Chain Path Limited. Chain Path Limited is a company incorporated in the British Virgin Islands and wholly owned by the LXS Family Trust, of which Mr. Li is the settlor and to which Mr. Li has all administration, voting and management power. The trustee of the LXS Family Trust is HSBC International Trustee Limited. The address for Champion is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(5)	Assets Train is a company incorporated in the British Virgin Islands and its sole shareholder is Apex Level Limited. Apex Level Limited is a company incorporated in the British Virgin Islands and wholly owned by the LZM Family Trust, of which Mr. Zhengmin Lian is the settlor and to which Mr. Lian has administration, voting and management power. The trustee of the LZM Family Trust is HSBC International Trustee Limited. Assets Train has entered into an irrevocable voting agreement in respect to its entire holding of 13,053,614 shares with Mr. Li. The address for Assets Train is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. Mr. Lian’s business address is No. 8 Baoqun Road, Yaozhuang Industrial Park, Jiashan County, Zhejiang Province, 314117, China.

(6)	According to the Schedule 13G filed by Mr. Shi on May 11, 2012, (i) consists of 6,358,400 shares held by Mr. Shi and 85,222 shares beneficially owned by Mr. Shi through Superpower Investments Ltd., or Superpower Investments, a Cayman Islands company. Superpower Investments is held by a revocable trust established by Merrill Lynch Bank and Trust Company (Cayman) Limited, as trustee, or MLB revocable trust. Pursuant to the terms of such MLB revocable trust, Mr. Shi, as the settlor of the MLB revocable trust, has the investment, purchase and sale power, and may direct Superpower Investments as to rights of ownership, of the assets held by Superpower Investments, which includes the right to vote and dispose of the shares of the issuer held by Superpower Investments. Therefore, pursuant to Section 13(d) of the Exchange Act, Mr. Shi is deemed to beneficially own all of the shares of the issuer held by Superpower Investments. The above shares are held in the form of ADSs; (ii) consists of 2,711,048 shares jointly held by Mr. Shi and his wife, Ms. Xiaohui Qiao. Mr. Shi and Ms. Xiaohui Qiao may each be deemed to be the beneficial owner of all the shares held jointly. The above shares are held in the form of ADSs; and (iii) consists of 740,000 shares held by Mr. Shi’s daughter, Ms. Wendy Shi. Mr. Shi disclaims the beneficial ownership in the shares of the issuer held by Ms. Wendy Shi. The above shares are held in the form of ADSs. Mr. Shi is a citizen of the People’s Republic of China and his address is c/o Block O, 5/F, Hongqiao Business Center, No. 2272 Hongqiao Road, Shanghai 200336, China.

Our ADSs are traded on the NYSE and brokers or other nominees may hold ADSs in “street name” for customers who are the beneficial owners of the ADSs. As a result, we may not be aware of each person or group of affiliated persons who beneficially own more than 5.0% of our common stock.

As of the date of this annual report, 173,346,064 of our shares were issued, 172,773,664 of our shares were outstanding and 173,072,949 of our shares were held as ADSs by the depositary. As of the date of this annual report, we had no record shareholders in the United States.

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

As of December 31, 2010, 2011 and 2012, amounts due from related parties were approximately $0.4 million, $6.2 million and $10.8 million, respectively. The amounts due from related parties included amounts receivable from rental to Zhejiang Yuhuan, and amounts receivable from the sales of goods to Jinko Solar Co., Ltd., or Jinko, and its subsidiaries, Quanzhou Heyday Solar Technology Co. Ltd. and Xinjiang Garson Co. Ltd. Zhejiang Yuhuan is a company controlled by Mr. Xianshou Li, our director and chief executive officer. Jinko is a company co-founded by the brothers of Mr. Xianshou Li and the directors of Jinko include the brothers of Xianshou Li. Quanzhou Heyday Solar Technology Co. Ltd. is a non-controlling shareholder of Ningde Hengyang. Xinjiang Garson Co. Ltd. is a non-controlling shareholder of Renesola Keping Co., Ltd.

As of December 31, 2010, 2011 and 2012, amounts due to related parties were approximately $0.02 million, $4.9 million and $18.8 million, respectively. The amounts due to related parties included accounts payable for the purchase of raw materials from Zhejiang Yaohui Photovoltaic Co. Ltd., Jinko and its subsidiaries and Jiashan Kaiwo Trading Co. Ltd. A director of our principal PRC subsidiary, ReneSola Zhejiang, is the general manager of Zhejiang Yaohui Photovoltaic Co. Ltd. Jiashan Kaiwo Trading Co. Ltd. is a company controlled by Xianshou Li.

As of December 31, 2010, 2011 and 2012, our sale of goods to Jinko and its subsidiaries were $nil, $6.8 million and $59.5 million, respectively, and our purchase of raw materials from Jinko and its subsidiaries were $nil, $4.5 million and $85.1 million, respectively. In 2012, our outsourced inventory to Jinko and subsidiaries was $2.6 million.

ReneSola Zhejiang has entered into certain short-term and long-term loans with domestic banks that have been guaranteed by Mr. Xianshou Li, our director and chief executive officer, or jointly with his wife, Ms. Xiahe Lian. As of December 31, 2012, we had an aggregate of $59.4 million of outstanding borrowings that were guaranteed, directly or indirectly, by Mr. Xianshou Li and Ms. Xiahe Lian, including a guarantee provided jointly by Mr. Xianshou Li and Ms. Xiahe Lian in January 2009 for up to RMB900 million for our borrowings from China Construction Bank, Meishan Branch from January 2009 to January 2014.

In April 2007, ReneSola Zhejiang leased 24 apartments from Zhejiang Yuhuan for an aggregate rent of RMB36,000 per month. In October 2007, the parties entered into a written agreement to record the lease. In an agreement entered into in January 2009, the parties further clarified that this lease shall be a long-term agreement that will remain effective as long as none of the parties wish to terminate it. These leased apartments have been used as housing for ReneSola Zhejiang’s employees.

In June 2008, ReneSola Zhejiang lent RMB17 million to Zhejiang Yuhuan to repay its debts owed to Desheng Energy Co., Ltd. In August 2008, we received RMB14 million from Zhejiang Yuhuan. As of December 31, 2012, our outstanding loans to Zhejiang Yuhuan were RMB1.7 million ($0.3 million). We plan to offset such loans against the rents to be paid by us to Zhejiang Yuhuan.

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management” for details regarding employment agreements with our senior executive officers.

Share Incentives

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers” for a description of share options, restricted shares and restricted share units we have granted to our directors, officers and other individuals as a group.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal and Administrative Proceedings

We initiated arbitration proceedings against Linzhou Zhongsheng Steel and Linzhou Zhongsheng Semiconductor before CIETAC for the equity transfer dispute. CIETAC rendered its final award in September 2011, requiring Linzhou Zhongsheng Steel to pay us the remaining equity transfer consideration in the amount of RMB137.3 million. We have applied to the relevant court in China for enforcement of the arbitral award. However, based on a preliminary assessment of the results of the ongoing enforcement actions by the Chinese court authorities, we may not be able to recover all or substantially all, if any, of the amount due from Linzhou Zhongsheng Steel. See “Item 3. Key Information—D. Risk Factors—Risks Related To Our Business—Future acquisitions, investments or alliances may have an adverse effect on our business” and “Item 5. Operating and Financial Review and Prospectus—A. Operating Results—Disposal of Equity Interest in Linzhou Zhongsheng Semiconductor” for more details.

As of the date of this annual report, there were several pending disputes with some of our raw material suppliers, including Nature Power Co., Ltd., Nihon B.S.B and Silfine Co., Ltd., over prepayments for silicon raw materials. We have initiated arbitration proceedings against Silfine Co., Ltd. before the Hong Kong International Arbitration Center. In May 2012, an arbitral award was granted in favor of us and ordered Silfine Co., Ltd. to return the prepayments to us. As of the date of this annual report, we have not received the prepayments from Silfine Co., Ltd. pursuant to the arbitral award.

In addition, we are involved in several other legal proceedings. We have served demand letters to Helios Technology, one of our solar wafer customers, in connection with payments for wafer sales. Helios Technology has subsequently paid a portion of amounts owed to us, with $630,000 remaining outstanding. In January 2012, Helios Technology settled with us with a payment of €380,000 ($501,068). As of the date of this annual report, we received €190,000 ($250,534) in cash and €190,000 ($250,534) in the form of bank notes from Helios Technology.

In June 2011, CEP Ltd., or CEP, one of our module customers, sued us in the High Court in Hong Kong for damages of €917,280 for breach of a sales contract. We denied CEP’s assertion and defended that the termination of the sales contract was due to CEP’s material breach of the sales contract by failure to provide a letter of credit in accordance with the sales contract. A pre-trial has been set for October 2013, to be followed by a five-day trial expected to occur in December 2013.

In December 2012, we received an unfavorable verdict from the Nanjing Supreme People’s Court in Nanjing, Jiangsu Province with respect to our litigation with one of our module customers, Nanjing Zhongdian New Energy Ltd, for material breach of the sales contract. As a result of this ruling, we recorded charges to other operating expense and a litigation of approximately $1.9 million in the year ended December 31, 2012.

Except as described above, we are not involved in any litigation or other legal proceedings that would have a material adverse impact on our business or operations. We may from time to time be subject to various judicial or administrative proceedings arising in the ordinary course of our business. While we do not expect the proceedings described above to have a material adverse effect on our financial position, results of operations or cash flows, the outcome of any proceedings is not determinable with certainty and negative outcomes may have a material adverse effect on us.

Dividend Policy

In August 2011, our board of directors adopted a shareholder rights plan to protect the best interests of ReneSola and our shareholders and authorized the dividend distribution. One share purchase right was distributed on August 26, 2011, with respect to each share of ReneSola’s outstanding at the close of business on such date. Initially, the share purchase rights were evidenced by the certificates representing outstanding shares, and no separate share purchase right certificates were distributed. Subject to certain limited exceptions, the share purchase rights will be exercisable at $20.0 per share purchase right if a person or group acquires 15% or more of ReneSola’s voting securities or announces a tender offer for 15% or more of the voting securities, subject to adjustment. Our board of directors will be entitled to redeem the share purchase rights at $0.0001 per share purchase right at any time before a person or group has acquired 15% or more of ReneSola’s voting securities. The share purchase rights are intended to enable all of our shareholders to realize the long-term value of their investment in our company. The share purchase rights are designed to ensure that our shareholders receive fair treatment in the event of any proposed takeover of ReneSola and to encourage anyone seeking to acquire ReneSola to negotiate with our board of directors prior to attempting a takeover. The share purchase rights were not distributed in response to any specific effort to acquire control of our company.

We have no present plan to declare and pay any dividends on our shares or ADSs in the near future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a limited liability holding company incorporated in the British Virgin Islands. We rely on dividends from ReneSola Zhejiang, our subsidiary in China, and any newly formed subsidiaries to fund the payment of dividends, if any, to our shareholders. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their retained profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our subsidiary in China is required to set aside a certain amount of its retained profits each year, if any, to fund certain statutory reserves. These reserves may not be distributed as cash dividends. Furthermore, when ReneSola Zhejiang or any newly formed subsidiary incurs debt on its own behalf, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. For example, according to certain short-term loan agreements between ReneSola Zhejiang and its banks, ReneSola Zhejiang is not permitted to pay dividends for any given year if it has no after-tax profit or if it has any principal or interest due in that year which has not been paid. In addition, pursuant to the new PRC Enterprise Income Tax Law and its Implementing Regulation, which became effective on January 1, 2008, a 10% withholding tax applies to dividends distributed to foreign investors out of the profits generated after January 1, 2008 unless any such non-Chinese enterprise’s tax residency jurisdiction has a tax treaty with China that provides for a different withholding arrangement. The British Virgin Islands, where our company was incorporated, does not have such a treaty with China. Thus, the Company expects that a 10% withholding tax will apply to dividends paid to the Company by its PRC subsidiaries if the Company is classified as a non-resident enterprise. The Company does not currently intend to declare dividends for the foreseeable future.

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

Our ADSs, each representing two of our shares, have been listed on the NYSE since January 29, 2008. Our ADSs trade under the symbol “SOL.” For the period from January 29, 2008 to April 24, 2013, the trading price of our ADSs on the NYSE has ranged from $1.08 to $29.48 per ADS. The following table provides the high and low market prices for our ADSs on the NYSE.

	Trading Price
	High	Low
	$	$
Quarterly Highs and Lows
First quarter of 2011	13.25	8.08
Second quarter of 2011	10.73	4.33
Third quarter of 2011	5.36	1.68
Fourth quarter of 2011	2.67	1.45
First quarter of 2012	3.38	1.56
Second quarter of 2012	2.31	1.16
Third quarter of 2012	1.89	1.26
Fourth quarter of 2012	1.88	1.08
First quarter of 2013	2.85	1.36

Annual and Monthly Highs and Lows
2008 (from January 29, 2008)	29.48	2.06
2009	7.90	2.02
2010	15.34	4.32
2011	13.25	1.45
2012	3.38	1.08
October	1.50	1.21
November	1.41	1.08
December	1.88	1.22
2013
January	2.20	1.60
February	2.85	2.01
March	2.39	1.36
April (through April 24)	1.69	1.25

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

The register of members may be closed at such times and for such periods as the board of directors may from time to time determine, not exceeding in whole thirty days in each year, upon notice being given by advertisement in a leading daily newspaper and in such other newspaper (if any) as may be required by the law of British Virgin Islands and the practice of the NYSE.

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

The following discussion does not address the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks and other financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	traders that elect to use a mark-to-market method of accounting;

•	U.S. expatriates or entities covered by the U.S. anti-inversion rules;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding ADSs or shares as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock;

•	persons who acquired ADSs or shares pursuant to the exercise of any employee share option or otherwise as compensation; or

•	partnerships or other pass-through entities, or persons holding ADSs or shares through such entities.

In addition, the discussion below does not describe any tax consequences arising out of the Medicare tax on certain “net investment income.”

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

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or shares, the tax treatment of a partner in such partnership will depend on the status of such partner and the activities of such partnership. If you are such a partner or partnership, you should consult your tax advisors regarding the tax consequences to you of the purchase, ownership and disposition of the ADSs or shares.

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

Taxation of dividends and other distributions on the ADSs or shares

Subject to the passive foreign investment company rules discussed below, the gross amount of any distributions we make to you with respect to the ADSs or shares (including the amount of any taxes withheld therefrom) generally will be includible in your gross income as dividend income on the date of receipt by the depositary, in the case of ADSs, or by you, in the case of shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, (as determined under U.S. federal income tax principles), such excess amount will be treated first as a tax-free return of your tax basis in your ADSs or shares, and then, to the extent such excess amount exceeds your tax basis, as capital gain. We currently do not, and we do not intend to, calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. Any dividends we pay will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, dividends may be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) our ADSs or shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are neither a passive foreign investment company nor treated as such with respect to you for our taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period and other requirements are met. Under U.S. Internal Revenue Service authority, common or shares, or ADSs representing such shares, are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the NYSE, as are our ADSs (but not our shares). If we are treated as a PRC “resident enterprise” for PRC tax purposes (see “Item 3. Key Information—D. Risk Factors—Risks Related To Doing Business In China—Expiration of, or changes to, current PRC tax incentives that our business enjoys could have a material adverse effect on our results of operations”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC. You should consult your tax advisors regarding the availability of the lower rate applicable to qualified dividend income for any dividends paid with respect to the ADSs or shares.

For foreign tax credit purposes, the limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, any dividends we pay with respect to our ADSs or shares generally will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.” Any dividends we pay generally will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. If PRC withholding taxes apply to dividends paid to you with respect to the ADSs or shares (see “Item 3. Key Information—D. Risk Factors—Risks Related To Doing Business In China—Under the Enterprise Income Tax Law, dividends payable by us and gains on the disposition of our shares or ADSs could be subject to PRC taxation”), subject to certain conditions and limitations, such PRC withholding taxes may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. The rules relating to the determination of the federal tax credit are complex and you should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances.

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

Any gain or loss that you recognize on a disposition of our ADSs or shares generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes. However, if we are treated as a PRC “resident enterprise” for PRC tax purposes, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. In such event, if PRC taxes were to be imposed on any gain from the disposition of the ADSs or shares (see “Item 3. Key Information—D. Risk Factors—Risks Related To Doing Business In China—Under the Enterprise Income Tax Law, dividends payable by us and gains on the disposition of our shares or ADSs could be subject to PRC taxation”), a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income. You should consult your tax advisors regarding the proper treatment of gain or loss in your particular circumstances.

Passive foreign investment company

Based on the market price of our ADSs, the value of our assets, and the composition of our income and assets, we do not believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2012. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the U.S. Internal Revenue Service will not take a contrary position. A non-U.S. corporation will be a PFIC for any taxable year if, applying certain look-through rules, either:

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

We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2013 or any future taxable year. Because the value of our assets for purposes of the asset test generally will be determined by reference to the market price of our ADSs or shares, fluctuations in the market price of the ADSs or shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC.

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

The tax liability for amounts allocated to years prior to the year of disposition or excess distribution cannot be offset by any net operating losses for such years, and gains (but not losses) from a sale or other disposition of the ADSs or shares cannot be treated as capital gains, even if you hold the ADSs or shares as capital assets.

If we are treated as a PFIC with respect to you for any taxable year, to the extent any of our subsidiaries are also PFICs, you may be deemed to own shares in such lower-tier PFICs that are directly or indirectly owned by us in that proportion that the value of the ADSs or shares you own bears to the value of all our ADSs and shares, and you may be subject to the rules in the preceding paragraphs with respect to the shares of the lower-tier PFICs that you would be deemed to own. You should consult your tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

A U.S. Holder of “marketable stock” (as defined below) of a PFIC may make a mark-to-market election for such stock to elect out of the PFIC rules described above regarding excess distributions and recognized gains. If you make a mark-to-market election for the ADSs or shares, you will include in gross income for each year that we are a PFIC an amount equal to the excess, if any, of the fair market value of the ADSs or shares you hold as of the close of your taxable year over your adjusted basis in such ADSs or shares. You will be allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the ADSs or shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as any gain from the actual sale or other disposition of the ADSs or shares, will be treated as ordinary income. If you make a valid mark-to-market election, any distribution that we make generally would be subject to the tax rules discussed above under “—Taxation of dividends and other distributions on the ADSs or shares,” except that the lower capital gains rate applicable to qualified dividend income generally would not apply.

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

Alternatively, a U.S. Holder of stock of a PFIC may make a “qualified electing fund” election with respect to such corporation to elect out of the PFIC rules described above regarding excess distributions and recognized gains. A U.S. Holder that makes a valid qualified electing fund election with respect to a PFIC generally will include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if the PFIC provides such U.S. Holder with certain tax information as required under applicable U.S. Treasury regulations. We do not intend to prepare or provide the information that would enable you to make a qualified electing fund election.

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

Additionally, certain U.S. Holders who are individuals generally are required to report our name, address and such information relating to an interest in the ADSs or shares as is necessary to identify the class or issue of which your ADSs or shares are a part. These requirements are subject to exceptions, including an exception for ADSs or shares held in accounts maintained by certain financial institutions and an exception applicable if the aggregate value of all ‘‘specified foreign financial assets’’ (as defined in the Code) does not exceed $50,000.

U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We have filed with the SEC registration statements on Form F-1 (File Numbers 333-148550 and 333-151315) and Form F-3 (File Number 333-167371) and prospectuses under the Securities Act with respect to the shares represented by the ADSs. We also filed with the SEC related registration statements on Form F-6 (File Numbers 333-148559 and 333-162257) with respect to the ADSs. We also filed with the SEC registration statements on Form S-8 (File Numbers 333-153647 and 333-175479) with respect to our securities to be issued under our 2007 share incentive plan.

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

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, inflation as measured by the consumer price index in China was 3.3%, 5.4%, and 2.6% in 2010, 2011 and 2012, respectively.

Foreign Exchange Risk

Our sales in China are denominated in Renminbi, and our export sales are generally denominated in U.S. dollars and other currencies. Our costs and capital expenditures are largely denominated in Renminbi and foreign currencies, including U.S. dollars, Euro and Japanese Yen. Fluctuations in currency exchange rates, particularly between the U.S. dollar and Renminbi and between the Euro and Renminbi, could have a significant impact on our financial condition and results of operations, affect our gross and operating profit margins, and result in foreign exchange and operating gains or losses. For example, as of December 31, 2011 and 2012, we held $129.6 million and $216.8 million in accounts receivable, respectively, some of which were denominated in U.S. dollars. Had we converted all of our accounts receivable as of either date into Renminbi at an exchange rate of RMB6.2301 for $1.00, the exchange rate as of December 31, 2012, our accounts receivable would have been RMB807.4 million and RMB1,350.7 million as of December 31, 2011 and 2012, respectively. Assuming that Renminbi appreciates by a rate of 10% to an exchange rate of RMB5.6637, we would record a loss in the fair value of our accounts receivable in Renminbi terms. A 10% appreciation of Renminbi would result in our holding Renminbi equivalents of RMB734.0 million and RMB1,227.9 million in accounts receivable as of December 31, 2011 and 2012, respectively. These amounts would therefore reflect a theoretical loss of RMB73.4 million and RMB122.8 million for our accounts receivable as of December 31, 2011 and 2012, respectively. This calculation model is based on multiplying our accounts receivable, which are held in U.S. dollars, by a smaller Renminbi equivalent amount resulting from an appreciation of Renminbi. This calculation model does not take into account optionality nor does it take into account the use of financial instruments.

We incurred foreign currency exchange losses of approximately $1.8 million, a gain of approximately $6.6 million and a gain of approximately $1.4 million in 2010, 2011 and 2012, respectively. Our risk management strategy includes the use of derivative and non-derivative financial instruments as hedges of foreign currency exchange risk, whenever management determines their use to be reasonable and practical. This strategy does not permit the use of derivative financial instruments for trading purposes, nor does it allow for speculation. The purpose of our foreign currency derivative activities is to protect us from the risk that the U.S. dollar net cash flows resulting from forecasted foreign currency-denominated transactions will be negatively affected by changes in exchange rates. We use foreign currency forward exchange contracts to offset changes in the amount of future cash flows associated with certain third-party sales expected to occur within the next two years. Gains or losses on those contracts are recognized in other income in the consolidated income statements. The recognition of gains or losses resulting from changes in the values of those derivative instruments is based on the use of each derivative instrument. We had net loss of $15.3 million and net loss of $0.1 million on derivative instruments from foreign currency forward exchange contracts in 2011 and 2012, respectively.

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

An increase of 100 basis point in interest rates at the reporting dates indicated below would have increased our loss for the year and decreased our equity by the amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

	As of December 31,
	2010	2011	2012
	(in thousands)
100 basis point increase
Increase in loss and decrease in equity	$4,529	$8,272	$9,018

A 100 basis point decrease would have had the equal but opposite effect to the amounts shown above, assuming all other variables remain constant.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable

C.	Other Securities

Not applicable.

D.	American Depositary Shares

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for expenses we incur that are related to the administration and maintenance of our ADS facility including, but not limited to, investor relations expenses, the annual NYSE listing fees, ADS offering expenses or any other program related expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. The annual reimbursement is also conditioned on certain requirements and criteria and will be adjusted proportionately to the extent such requirements or criteria are not met. For 2012, the depositary waived a total of $127,057.60 for the standard costs associated with the maintenance and administration of the ADR program. The Depositary has also reimbursed us in a gross amount of $8,779.86 for expenses incurred by us related to the ADR program.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.—D. Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of shareholders, which remain unchanged except for the changes disclosed below.

In August 2011, our board of directors adopted a shareholder rights plan to protect the best interests of ReneSola and our shareholders and authorized the dividend distribution. One share purchase right was distributed on August 26, 2011, with respect to each share of ReneSola outstanding at the close of business on such date. Initially, the share purchase rights were evidenced by the certificates representing outstanding shares, and no separate share purchase right certificates were distributed. Subject to certain limited exceptions, the share purchase rights will be exercisable at $20.0 per share purchase right if a person or group acquires 15% or more of ReneSola’s voting securities or announces a tender offer for 15% or more of the voting securities, subject to adjustment. Our board of directors will be entitled to redeem the share purchase rights at $0.0001 per share purchase right at any time before a person or group has acquired 15% or more of ReneSola’s voting securities. The share purchase rights are designed to ensure that our shareholders receive fair treatment in the event of any proposed takeover of our company and to encourage anyone seeking to acquire our company to negotiate with our board of directors prior to attempting a takeover. The share purchase rights were not distributed in response to any specific effort to acquire control of our company.

E. Use of Proceeds

Application of all the offering proceeds from our completed initial public offering on February 1, 2008, follow-on public offering on June 18, 2008 and follow-on public offering on October 5, 2009 was disclosed in our Annual Report on Form 20-F filed with the SEC on March 8, 2011.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized and reported within the specified time periods and accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Our management, including our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Exchange Act, at December 31, 2012. Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures required by paragraph (b) of Rules 13a-15(b) or 15d-15(b) were effective as of December 31, 2012.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. This system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with U.S. GAAP.

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

Our management performed an assessment of the effectiveness of our internal control over financial reporting at December 31, 2012, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in "Internal Control-Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. The objective of this assessment was to determine whether our internal control over financial reporting was effective at December 31, 2012. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2012.

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, Deloitte Touche Tohmatsu Certified Public Accountants LLP, formerly known as Deloitte Touche Tohmatsu CPA Ltd., who has also audited our consolidated financial statements for the year ended December 31, 2012, has audited the effectiveness of our internal control over financial reporting as of December 31, 2012, as stated in its report, which appears on page F-3 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

There have not been any changes in our internal control over financial reporting that occurred during the year ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP, our independent registered public accounting firm, for the periods indicated. We did not pay any other fees to our independent registered public accounting firm during the periods indicated below.

	For the Year Ended December 31,
	2010	2011	2012
	(in thousands)
Audit fees(1)	$1,019	$1,250	$1,110
Audit-related fees(2)	40	65	55.5
Tax fees	80	85	75.5

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements and the review of our comparative interim financial statements.

(2)	“Audit related fees” represents aggregate fees billed for professional services rendered by our independent registered public accounting firm for the assurance and related services rendered in connection with our filing of Form F-3.

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

In August 2011, our board of directors authorized a share repurchase program under which ReneSola may repurchase up to $100 million in aggregate value of its outstanding ordinary shares during a six-month period ended February 20, 2012 on the open market or in privately negotiated transactions. We repurchased an aggregate of 645,424 ADSs, representing 1,290,848 ordinary shares, on the open market for a total cash consideration of $1.9 million in 2011, which were cancelled as of February 29, 2012. We did not repurchase any ADSs in 2012.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

Section 303A.08 of the NYSE Listed Company Manual requires a NYSE listed company to obtain its shareholders’ approval of all equity-compensation plans, and any material revisions to the terms of such plans. Section 303A.11 permits a foreign private issuer like our company to follow home country practice in certain corporate governance matters. Our British Virgin Islands counsel, Harney Westwood & Riegels LLP, has advised that under the existing British Virgin Islands laws, we are not required to obtain shareholders’ approval for amendments to our existing equity incentive plan. Upon board approval in January 2009, we effected amendments to our 2007 share incentive plan. On August 8, 2012, our board of directors approved an adjustment to the exercise price of options to purchase 5,386,600 shares previously granted under the 2007 share incentive plan to establish a new exercise price for such share options held by current employees. We will continue to follow the British Virgin Islands practice.

Other than the home country practice described above, we are not aware of any significant ways in which our corporate governance practices differ from those followed by U.S. domestic companies under the NYSE listing rules.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18	FINANCIAL STATEMENTS

The consolidated financial statements of ReneSola Ltd are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Memorandum and Articles of Association, as amended (incorporated by reference to Exhibit 1.1 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 8, 2011)

2.1	Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 1 from our F-6 registration statement (File No. 333-162257), as amended, initially filed with the Commission on August 24, 2011)

2.2	Registrant’s Specimen Certificate for Shares (incorporated by reference to Exhibit 4.2 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

2.3	Form of Deposit Agreement among the Registrant, the Depositary and Holder of the American Depositary Receipts (incorporated by reference to Exhibit 1 from our F-6 registration statement (File No. 333-162257), as amended, initially filed with the Commission on August 24, 2011)

2.4	Rights Agreement dated as of August 22, 2011 between the Registrant and The Bank of New York Mellon, as Rights Agent (incorporated by reference to Exhibit 4.1 of the Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on August 22, 2011)

2.5	Standstill Agreement dated as of August 22, 2011 between the Registrant and Xianshou Li (incorporated by reference to Exhibit 4.2 of the Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on August 22, 2011)

4.1	2007 Share Incentive Plan, amended and restated as of August 20, 2010 (incorporated by reference to Exhibit 4.1 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 8, 2011)

4.2	Form of Indemnification Agreement with the Registrant’s Directors (incorporated by reference to Exhibit 10.2 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

4.3	Service Agreement among the Registrant, ReneSola Zhejiang Ltd. (formerly known as Zhejiang Yuhui Solar Energy Source Co., Ltd.) and Xianshou Li dated as of May 22, 2006 (incorporated by reference to Exhibit 10.3 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

4.4	English Translation of Employment Contract between ReneSola Zhejiang Ltd. (formerly known as Zhejiang Yuhui Solar Energy Source Co., Ltd.) and Henry Wang dated as of January 4, 2010 (incorporated by reference to Exhibit 4.32 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 7, 2010)

Exhibit Number	Description of Document

4.5	English Translation of Employment Contract between ReneSola Zhejiang Ltd. (formerly known as Zhejiang Yuhui Solar Energy Source Co., Ltd.) and Xiaoliang Liang dated as of March 13, 2012 (incorporated by reference to Exhibit 4.15 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 27, 2012)

4.6*	Letter of Appointment between ReneSola Singapore Pte Ltd. and Sung-Te (Stephen) Huang dated as of April 1, 2013

4.7	English Translation of Employment Contract between Renesola Deutschland Gmbh and Jijun Shi effective as of February 1, 2012 (incorporated by reference to Exhibit 4.13 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 27, 2012)

4.8	Employment Contract between the ReneSola America Inc. and Kevin Chen effective as of February 27, 2012 (incorporated by reference to Exhibit 4.14 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 27, 2012)

4.9*	English Translation of Employment Contract between ReneSola Zhejiang Ltd. (formerly known as Zhejiang Yuhui Solar Energy Source Co., Ltd.) and Jun Tang dated as of July 30, 2012

4.10*	English Translation of Employment Contract between ReneSola Zhejiang Ltd. (formerly known as Zhejiang Yuhui Solar Energy Source Co., Ltd.) and Xiahe Lian dated as of May 10, 2011

4.11	English Translation of Employment Contract between ReneSola Zhejiang Ltd. (formerly known as Zhejiang Yuhui Solar Energy Source Co., Ltd.) and John Ding dated as of August 27, 2009 (incorporated by reference to Exhibit 4.7 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 8, 2011)

4.12	Working Contract between ReneSola Zhejiang Ltd. (formerly known as Zhejiang Yuhui Solar Energy Source Co., Ltd.) and Anthony Hung effective as of May 30, 2011 (incorporated by reference to Exhibit 4.11 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 27, 2012)

4.13*	English Translation of Employment Contract between ReneSola Zhejiang Ltd. (formerly known as Zhejiang Yuhui Solar Energy Source Co., Ltd.) and Wei Fang dated as of June 2012

4.14*	English Translation of Employment Contract between ReneSola Jiangsu Ltd. (formerly known as Wuxi Jiacheng Solar Energy Technology Co., Ltd.) and Jiabing Chen dated as of June 2, 2010

Exhibit Number	Description of Document

4.15	English Translation of Polysilicon Supply Contract between Sichuan Yongxiang Polysilicon Co., Ltd. and ReneSola Zhejiang Ltd. (formerly known as Zhejiang Yuhui Solar Energy Source Co., Ltd.) dated as of October 16, 2007 (incorporated by reference to Exhibit 10.34 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

4.16	English Translation of Polysilicon Purchase and Sales Contract between Daqo New Material Co., Ltd. and ReneSola Zhejiang Ltd. (formerly known as Zhejiang Yuhui Solar Energy Source Co., Ltd.) dated as of October 31, 2007 (incorporated by reference to Exhibit 10.39 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

4.17	English Translation of Products Purchase and Sales Contract between Jingao Solar Co., Ltd. and ReneSola Zhejiang Ltd. (formerly known as Zhejiang Yuhui Solar Energy Source Co., Ltd.) dated as of December 13, 2007 (incorporated by reference to Exhibit 10.40 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

4.18	English Translation of Loan Agreement between Sichuan ReneSola Silicon Material Co., Ltd. and China Construction Bank dated as of January 24, 2009 (incorporated by reference to Exhibit 4.26 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 10, 2009)

4.19	English Translation of Guarantee Contract among China Construction Bank, Xiahe Lian and Xianshou Li date as of January 24, 2009 (incorporated by reference to Exhibit 4.27 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 10, 2009)

4.20	English Translation of Supplemental Agreement to Guarantee Contract among China Construction Bank, Xiahe Lian and Xianshou Li date as of February 29, 2012 (incorporated by reference to Exhibit 4.21 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 27, 2012)

4.21	English Translation of Lease Agreement between Zhejiang Yuhuan and ReneSola Zhejiang Ltd. (formerly known as Zhejiang Yuhui Solar Energy Source Co., Ltd.) dated January 1, 2009 (incorporated by reference to Exhibit 4.30 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 7, 2010)

8.1*	Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-151315), as amended, initially filed with the Commission on May 30, 2008)

Exhibit Number	Description of Document

12.1*	CEO Certification, pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification, pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Harney Westwood & Riegels LLP

15.2*	Consent of Haiwen & Partners

15.3*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

101***

Financial information from the Registrant for the year ended December 31, 2012 formatted in eXtensible Business Reporting Language (XBRL):

(i) Consolidated Balance Sheets as of December 31, 2011 and 2012; (ii) Consolidated Income Statements for the Years Ended December 31, 2010, 2011 and 2012; (iii) Consolidated Statements of Comprehensive Income (Loss) for the Years Ended December 31, 2010, 2011 and 2012; (iv) Consolidated Statements of Changes in Equity for the Years Ended 31, 2010, 2011 and 2012; (v) Consolidated Statements of Cash Flows for the Years Ended December 31, 2010, 2011 and 2012; (vi) Notes to the Consolidated Financial Statements; and (vii) Schedule I—ReneSola Ltd Condensed Financial Statements

*	Filed with this annual report on Form 20-F.

**	Furnished with this annual report on Form 20-F.

***	Furnished with this annual report on Form 20-F. Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RENESOLA LTD

By:	/s/ Xianshou Li
Name:	Xianshou Li
Title:	Director and Chief Executive Officer

Date: April 26, 2013

[Signature Page to 20-F]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ReneSola Ltd:

We have audited the accompanying consolidated balance sheets of ReneSola Ltd and subsidiaries (the “Company”) as of December 31, 2011 and 2012, and the related consolidated income statements, comprehensive income (loss) statements, statements of changes in equity, and cash flows for each of the three years in the period ended December 31, 2012 and the related financial statement schedule included in Schedule I. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of ReneSola Ltd and subsidiaries as of December 31, 2011 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 26, 2013 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP
Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 26, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ReneSola Ltd:

We have audited the internal control over financial reporting of ReneSola Ltd and subsidiaries (the “Company”) as of December 31, 2012, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and the related financial statement schedule as of and for the year ended December 31, 2012 of the Company and our report dated April 26, 2013 expressed an unqualified opinion on those financial statements and financial statement schedule.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP
Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 26, 2013

RENESOLA LTD

CONSOLIDATED BALANCE SHEETS

(Amounts expressed in U.S. dollars)

	As of December 31,
	2011	2012
ASSETS
Current assets:
Cash and cash equivalents	$379,039,116	$93,283,283
Restricted cash	58,334,770	174,828,196
Accounts receivable, net of allowances for doubtful accounts of $1,090,274 and $1,821,755 as of December 31, 2011 and 2012, respectively	129,635,595	216,834,635
Inventories	154,181,613	254,879,734
Advances to suppliers—current	16,163,910	23,614,491
Amounts due from related parties	6,207,044	10,804,490
Value added tax recoverable	41,858,020	34,961,895
Income tax recoverable	7,956,391	2,752,861
Prepaid expenses and other current assets	18,717,656	32,798,941
Project assets	—	25,802,499
Deferred convertible notes issuance costs—current	784,456	784,456
Assets held-for-sale	6,452,946	—
Derivative assets	880,917	660,463
Deferred tax assets—current, net	12,709,364	1,773,471

Total current assets	832,921,798	873,779,415

Property, plant and equipment, net	980,164,615	1,102,562,325
Prepaid land use right ,net	48,563,527	49,936,839
Deferred tax assets—non-current, net	25,156,789	13,529,981
Deferred convertible notes issuance costs—non-current	2,510,211	1,725,755
Advances for purchases of property, plant and equipment	25,866,532	8,317,188
Advances to suppliers—non-current	17,643,874	5,928,000
Other long-lived assets	10,501,710	2,545,508
Goodwill	5,646,522	—
Total assets	$1,948,975,578	$2,058,325,011

See notes to consolidated financial statements.

RENESOLA LTD

CONSOLIDATED BALANCE SHEETS—(Continued)

(Amounts expressed in U.S. dollars)

	As of December 31,
	2011	2012
LIABILITIES AND SHAREHOLERS' EQUITY
Current liabilities:
Short-term borrowings	$570,893,649	$733,618,423
Accounts payable	235,813,928	483,024,820
Advances from customers—current	58,237,920	40,384,298
Amounts due to related parties	4,913,077	18,825,549
Other current liabilities	114,968,837	162,736,783
Income tax payable	4,111,306	2,552,000
Deferred tax liabilities	220,229	112,391
Derivative liabilities	218,106	975,053
Total current liabilities	989,377,052	1,442,229,317

Convertible notes payable—non-current	111,616,000	111,616,000
Long-term borrowings	144,668,887	56,580,128
Advances from customers—non-current	48,051,056	32,271,101
Warranty	12,835,583	10,316,650
Deferred subsidies and other	29,141,058	29,894,222
Other long-term liabilities	12,144,486	11,014,108
Total liabilities	1,347,834,122	1,693,921,526

Commitments and contingencies (see Note 17)
Shareholders' equity
Common shares (no par value; 500,000,000 shares authorized at December 31, 2011 and 2012; 174,636,912 shares issued and 172,613,664 shares outstanding at December 31, 2011; 173,346,064 shares issued and 172,773,664 shares outstanding at December 31, 2012)	422,313,848	421,460,573
Additional paid-in capital	4,110,849	5,250,487
Treasury stock	(1,943,822)	—
Retained earnings (Accumulated loss)	104,859,324	(137,656,215)
Accumulated other comprehensive income	71,645,808	74,836,221
Total equity attributable to ReneSola Ltd	600,986,007	363,891,066
Noncontrolling interest	155,449	512,419
Total equity	601,141,456	364,403,485
Total liabilities and equity	$1,948,975,578	$2,058,325,011

RENESOLA LTD

CONSOLIDATED INCOME STATEMENTS

(Amounts expressed in U.S. dollars, except number of shares and per share data)

	Years ended December 31,
	2010	2011	2012
Net revenues:
Product sales	$1,127,537,872	$912,809,125	$968,465,125
Product sales – related party	—	6,757,761	63,656,237
Processing services	78,040,989	72,470,242	666,771
Total net revenues	1,205,578,861	985,279,367	969,131,896
Cost of revenues:
Product sales	807,457,192	841,325,640	1,004,098,750
Product sales – related party	—	6,657,392	68,278,711
Processing services	50,157,941	47,900,583	726,803

Total cost of revenues	857,615,133	889,226,223	1,004,825,553

Gross profit (loss)	347,963,728	96,053,144	(35,693,657)

Operating expenses (income):
Sales and marketing	8,359,858	17,232,686	33,646,350
General and administrative	43,314,291	38,549,922	50,881,639
Research and development	36,262,716	47,055,271	44,101,917
Other operating expense (income)	14,082,643	(18,327,201)	(1,655,426)
Impairment of long-lived assets	—	—	6,437,716
Goodwill impairment	—	—	6,160,545
Intangible asset impairment	—	—	3,764,464
Total operating expenses	102,019,508	84,510,678	143,337,205
Income (loss) from operations	245,944,220	11,542,466	(179,030,862)

Non-operating expenses (income):
Interest income	(1,835,016)	(7,862,339)	(7,118,250)
Interest expense	23,245,598	37,190,296	50,628,707
Foreign exchange losses (gains)	1,813,711	(6,612,305)	(1,385,622)
(Gains) losses on derivatives, net	(6,268,072)	15,296,530	53,945
Investment loss	—	193,408	—
Gains on repurchase of convertible notes	(5,891)	(28,349,939)	—
Other-than-temporary impairment loss on available-for- sale investment	—	6,207,119	—
Total non-operating expenses	16,950,330	16,062,770	42,178,780
Income (loss) before income tax, noncontrolling interests	228,993,890	(4,520,304)	(221,209,642)
Income tax (expense) benefit	(59,997,804)	4,851,479	(21,352,490)
Net income (loss)	168,996,086	331,175	(242,562,132)
Less: net loss attributed to noncontrolling interests	—	(1,789)	(46,593)
Net income (loss) attributed to ReneSola Ltd	$168,996,086	$332,964	$(242,515,539)

Earnings (loss) per share
Basic	$0.98	$0.00	$(1.40)
Diluted	$0.97	$0.00	$(1.40)

Weighted average number of shares used in computing earnings per share
Basic	172,870,921	173,496,901	172,671,369
Diluted	175,111,731	173,870,162	172,671,369

See notes to consolidated financial statements

RENESOLA LTD

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Amounts expressed in U.S. dollars)

	Year ended December 31,
	2010	2011	2012
Net income (loss)	$168,996,086	$331,175	$(242,562,132)
Other comprehensive income:
Foreign currency translation adjustment	17,170,111	32,421,826	3,190,413
Unrealized gains (losses) on available-for-sale investments	(2,329,761)	—	—
Cash flow hedging gains (losses)	(713,497)	—	—
Reclassification adjustment for loss included in net income	—	3,043,258	—
Other comprehensive income	$14,126,853	$35,465,084	$3,190,413
Comprehensive income (loss)	183,122,939	35,796,259	(239,371,719)
Less: comprehensive loss attributable to non-controlling interest	—	(1,789)	(46,593)
Comprehensive income (loss) attributable to ReneSola Ltd	$183,122,939	$35,798,048	$(239,325,126)

See notes to consolidated financial statements

RENESOLA LTD

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amount expressed in U.S. dollars, except number of shares)

							Equity
							(Deficit)
					Retained	Accumulated	attributable
				Additional	earnings	other	to	Non
	Common shares		Treasury	paid-in	(accumulated	comprehensive	ReneSola	controlling	Total Equity
	Shares	Amount	stock	capital	deficit)	income	Ltd	interest	(Deficit)

Balance at January 1, 2010	172,624,912	$413,752,964	$—	$21,065,401	$(60,609,305)	$22,053,871	$396,262,931	$—	$396,262,931

Net income	—	—	—	—	168,996,086	—	168,996,086	—	168,996,086
Other comprehensive income (loss), net of tax						14,126,853	14,126,853	—	14,126,853
Share exercised by employees	1,221,500	8,286,122	—	(5,142,061)	—	—	3,144,061	—	3,144,061
Share-based compensation	—	—	—	3,934,565	—	—	3,934,565	—	3,934,565

Balance at December 31, 2010	173,846,412	$422,039,086	$—	$19,857,905	$108,386,781	$36,180,724	$586,464,496	$—	$586,464,496
Net income (loss)	—	—	—	—	332,964	—	332,964	(1,789)	331,175
Other comprehensive income (loss) , net of tax						35,465,084	35,465,084	—	35,465,084
Share exercised by employees	58,100	274,762	—	(126,018)	—	—	148,744	—	148,744
Share-based compensation	—	—	—	4,359,540	—	—	4,359,540	—	4,359,540
Capped call transaction	—	—	—	(19,980,578)	(3,860,421)	—	(23,840,999)	—	(23,840,999)
Repurchase of common shares	(1,290,848)	—	(1,943,822)	—	—	—	(1,943,822)	—	(1,943,822)
Capital contribution from noncontrolling interest	—	—	—	—	—	—	—	157,238	157,238
Balance at December 31, 2011	172,613,664	$422,313,848	$(1,943,822)	$4,110,849	$104,859,324	$71,645,808	$600,986,007	$155,449	$601,141,456

Net loss	—	—	—	—	(242,515,539)	—	(242,515,539)	(46,593)	(242,562,132)
Other comprehensive income (loss), net of tax						3,190,413	3,190,413	—	3,190,413
Share-based compensation	—	—	—	2,221,406	—	—	2,221,406	—	2,221,406
Share exercised by employee	160,000	1,081,768	—	(1,081,768)	—	—	—	—	—
Issue cost refund	—	8,779	—	—	—	—	8,779	—	8,779
Cancellation of ADSs	—	(1,943,822)	1,943,822	—	—	—	—	—	—
Capital contribution from noncontrolling interest	—	—	—	—	—	—	—	403,563	403,563
Balance at December 31, 2012	172,773,664	$421,460,573	$—	$5,250,487	$(137,656,215)	$74,836,221	$363,891,066	$512,419	$364,403,485

See notes to consolidated financial statements

RENESOLA LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts expressed in U.S. dollars)

	Years ended December 31,
	2010	2011	2012
Operating activities:
Net income (loss)	$168,996,086	$331,175	$(242,562,132)
Adjustment to reconcile net income(loss) to net cash provided by (used in) operating activities:
Impairment of long-lived assets	—	—	6,437,716
Inventory write-down	1,165,610	48,992,463	59,313,129
Impairment of Intangible assets	—	—	3,764,464
Impairment of goodwill	—	—	6,160,545
Investment Loss	—	193,408	—
Other-than-temporary impairment loss on available-for-sale investment	—	6,207,119	—
Depreciation and amortization	56,353,672	82,730,940	93,501,714
Amortization of deferred convertible notes issuance costs and premium	332,668	881,172	784,456
Allowance (reversal) of doubtful receivables, advance to suppliers and prepayment for purchases of property, plant and equipment	3,919,044	(1,374,668)	852,278
(Gains) losses on derivatives	(6,268,072)	15,296,530	53,945
Share-based compensation	3,934,565	4,359,540	2,221,406
Loss on disposal of long-lived assets	1,254,267	558,236	935,293
Gain on early extinguishment of debt	(5,891)	(28,349,939)	—
Provision for litigation	—	—	2,046,088
Provision (reversal) for firm purchase commitment	—	3,940,000	(3,930,701)
Changes in assets and liabilities:
Accounts receivable	26,886,223	(79,455,716)	(98,241,588)
Inventories	(28,433,451)	(24,250,952)	(157,339,323)
Advances to suppliers	(32,383,209)	7,195,626	4,473,538
Amounts due from related parties	63,815	(887,983)	9,377,921
Value added tax recoverable	9,276,785	4,274,222	7,233,773
Prepaid expenses and other current assets	(11,130,425)	(954,257)	(4,774,851)
Prepaid land use right	(301,837)	(5,055,881)	766,720
Cash received from government subsidy	11,474,282	1,835,979	—
Accounts payable	121,462,667	4,559,739	243,304,231
Advances from customers	(1,362,227)	(27,024,836)	(33,633,577)
Income tax payables	9,555,345	(16,303,466)	3,658,106
Other current liabilities	18,933,622	(13,293,043)	3,920,605
Other long-term liabilities	(138,861)	4,680,589	(983,066)
Accrued warranty cost	5,260,590	3,614,235	(2,617,314)
Deferred tax assets	44,325,073	(14,758,528)	22,441,178
Project assets	—	—	(21,895,840)
Net cash provided by (used in) operating activities	403,170,341	(22,058,296)	(94,731,286)

RENESOLA LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

(Amounts expressed in U.S. dollars)

	Years ended December 31,
	2010	2011	2012
Investing activities:
Purchases of property, plant and equipment	(137,714,729)	(132,826,861)	(113,533,942)
Advances for purchases of property, plant and equipment	(6,816,721)	(19,892,328)	(22,886,958)
Purchases of other long-lived assets	1,186,219	(239,252)	—
Cash received from government subsidy	2,407,787	5,296,379	1,458,283
Proceeds from disposal of property, plant and equipment	149,937	155,157	187,484
Purchase of investment securities	—	—	(759,322)
Changes in restricted cash	(7,323,041)	(22,454,812)	(114,452,748)
Cash consideration for acquisition, net of cash received	—	(1,172,824)	—
Net cash (paid)/received on settlement of derivatives	(3,160,043)	(6,331,995)	768,666
Net cash used in investing activities	(151,270,591)	(177,466,536)	(249,218,537)

Financing activities:
Proceeds from bank borrowings	665,007,359	898,775,862	1,115,846,764
Repayment of bank borrowings	(708,249,446)	(735,173,471)	(1,056,351,424)
Cash paid for issuance costs	—	(7,154,772)	—
Issuance cost refund	—	—	8,779
Proceeds from exercise of stock options	3,144,061	148,744	—
Cash paid for repurchase of convertible notes	(32,715,276)	(57,055,127)	—
Cash paid for repurchase of common shares	—	(1,943,822)	—
Proceeds from issuance of convertible notes	—	200,000,000	—
Purchase of capped call transaction	—	(23,840,999)	—
Contribution from noncontrolling interests	—	157,238	403,563
Net cash (used in) provided by financing activities	(72,813,302)	273,913,653	59,907,682
Effect of exchange rate changes	4,807,276	13,948,626	(1,713,692)

Net increase (decrease) in cash and cash equivalents	183,893,724	88,337,447	(285,755,833)
Cash and cash equivalents, beginning of year	106,807,945	290,701,669	379,039,116
Cash and cash equivalents, end of year	$290,701,669	$379,039,116	$93,283,283

Supplemental schedule of non-cash transactions
Payables for purchase of property, plant and equipment	$49,088,978	$84,832,129	$44,761,843
Banknotes, included in accounts receivable, used to purchase equipment	$—	$37,704,054	$12,229,398

Supplemental disclosure of cash flow information
Interest paid, net of interest capitalized	$23,856,455	$38,742,727	$55,147,312
Income tax paid (return)	$2,890,157	$28,049,551	$(5,895,538)

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

The following table lists all subsidiaries of the Company as of December 31, 2012:

Subsidiaries	Date of acquisition	Date of incorporation	Place of incorporation	Percentage of ownership
ReneSola Zhejiang Co., Ltd. (“ReneSola Zhejiang”)	N/A	August 7, 2003	People’s Republic of China (“PRC”)	100%
ReneSola America Inc. (“ReneSola America”)	N/A	November 12, 2006	United States of America	100%
ReneSola Singapore Pte Ltd. (“ReneSola Singapore”)	N/A	March 28, 2007	Singapore	100%
Sichuan ReneSola Silicon Material Co., Ltd. (“Sichuan ReneSola”)*	N/A	August 25, 2007	PRC	100%
ReneSola Jiangsu Ltd. (“ReneSola Jiangsu”)	May 31, 2009	November 8, 2005	PRC	100%
Zhejiang ReneSola Photovoltaic Materials Co., Ltd. (“Zhejiang ReneSola PV Materials”)	N/A	April 30, 2010	PRC	100%
Sichuan Ruiyu Photovoltaic Materials Co., Ltd. (“Sichuan Ruiyu”)	N/A	August 24, 2010	PRC	100%
Sichuan Ruixin Photovoltaic Materials Co., Ltd. (“Sichuan Ruixin”)	N/A	November 23, 2010	PRC	100%
ReneSola Zhejiang Energy-Saving Technology Co., Ltd. (“Energy-Saving Technology”)	N/A	June 1, 2011	PRC	100%
Sichuan SiLiDe Composite Materials Co., Ltd. (“Sichuan SiLiDe”)	N/A	July 11, 2011	PRC	100%
Qinghai Yuhui New Energy Co., Ltd. (“Qinghai Yuhui”)	N/A	August 30, 2011	PRC	100%
ReneSola Deutschland GmbH (“Renesola Germany”)	N/A	September 26, 2011	Germany	100%
Sichuan OuRuida Science Park Co., Ltd. (“Sichuan OuRuida”)	N/A	October 27, 2011	PRC	100%
Zhejiang Ruiyi New Material Technology Co., Ltd. (“Zhejiang Ruiyi”)	N/A	October 31, 2011	PRC	90%
Gaotai Yuhui New Energy Co. Ltd. (“Gaotai Yuhui”)	N/A	January 10, 2012	PRC	100%
Zhejiang Ruixu Investment Co. Ltd. (“Zhengjiang Ruixu)	N/A	January 19, 2012	PRC	100%
Ningde Hengyang New Energy Development Co., Ltd. (“Ningde Hengyang”)	N/A	February 7, 2012	PRC	60%
Beijing Xuyuan Solar Energy Technology Co. , Ltd. (“Beijing Xuyuan”)	N/A	February 10, 2012	PRC	100%
ReneSola New Energy S.A.R.L (“ReneSola New Energy”)	N/A	March 28, 2012	Luxemburg	100%
NOVE ECO ENERGY EOOD (“NOVE”)	April 9, 2012	November 4, 2009	Bulgaria	100%
MG SOLAR SYSTEMS EOOD (“MG”)	April 9, 2012	October 27, 2009	Bulgaria	100%
ReneSola Zhejiang Carbon Fiber Material Co., Ltd. (“Carbon Fiber”)	N/A	June 5, 2012	PRC	92%
Tekesi Yuhui Solar Energy Development Co., Ltd. (“Tekesi”)	N/A	July 25, 2012	PRC	100%
ReneSola Zhejiang Solar New Energy Academe (“Zhejiang Academe”)	N/A	July 27, 2012	PRC	100%
ReneSola Australia PTY LTD (“ReneSola Australia”)	N/A	July 30, 2012	Australia	100%
ReneSola Japan Ltd. (“ReneSola Japan”)	N/A	July 9, 2012	Japan	100%

Subsidiaries	Date of acquisition	Date of incorporation	Place of incorporation	Percentage of ownership
Suibin Yuhui Solar Energy Power Co., Ltd (“Suibin”)	N/A	August 24, 2012	PRC	100%
Renesola Keping Co., Ltd (“Keping”)	N/A	September 1, 2012	PRC	98%
LUCAS EST S.R.L (“LUCAS”).	September 13, 2012	December 17, 2008	Romania	100%
ECOSFER ENERGY S.R. L (“ECOSFER”).	September 26, 2012	November 17, 2011	Romania	100%
Renesola India Private Limited (“ReneSola India”)	N/A	November 22, 2012	India	100%

ReneSola Zhejiang (previously known as "Zhejiang Yuhui") commenced operations in July 2005. ReneSola America commenced operations in November 2006. ReneSola Singapore commenced operations in May 2007. Sichuan ReneSola commenced operations in July 2009. ReneSola Jiangsu (previously known as "JC Solar") was acquired on May 31, 2009. Zhejiang ReneSola PV Materials commenced operations in January 2011. Sichuan Ruiyu commenced operations in July 2011. Energy-Saving Technology (previously known as "Zhejiang Sciborn") commenced operations in July 2011. Zhejiang Ruiyi and Zhejiang Ruixu commenced operations in January, 2012. Qinghai Yuhui commenced operations in February, 2012. ReneSola Germany, NOVE and MG commenced operations in August, 2012. Carbon Fiber commenced operations in October, 2012. ReneSola Australia and ReneSola Japan commenced operations in November, 2012. ReneSola India commenced operations in December, 2012. Sichuan Ruixin, Sichuan OuRuida, Sichuan SiLiDe, Gaotai Yuhui, Ningde Hengyang, Beijing Xuyuan, ReneSola New Energy, Tekesi, Zhejiang Academe, Suibin, Keping, LUCAS and ECOSFER had not commenced operations as of December 31, 2012.

*:	Sichuan Ruisheng Photovoltaic Material Co. Ltd. was incorporated in PRC on November 23, 2010, and was merged into Sichuan Aoguang Silicon Industry Co. Ltd ("Aoguang") on August 25, 2011. On November 30, 2011, Aoguang was merged into Sichuan ReneSola.

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

(a) Basis of presentation

The consolidated financial statements have been prepared and presented in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

The accompanying consolidated financial statements have been prepared assuming that we will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The realization of assets and the satisfaction of liabilities in the normal course of business are dependent on, among other things, the Company’s ability to generate cash flows from operations, and the Company’s ability to arrange adequate financing arrangements, including the renewal or rollover of its bank borrowings, to support its working capital requirements.

The following factors raise doubt about our ability to continue as a going concern for the foreseeable future.

•	The solar industry is being negatively impacted by a number of factors including excess capacity, reduction of government incentives in key solar markets, higher import tariffs and the European debt crisis. These factors have contributed to declining average selling prices for our products. Since December 31, 2010 the Company's selling price of wafers and modules has fallen from $0.88 per watt ("W") and $1.85/W, respectively, to $0.23/W and $0.60/W, respectively.
•	For the year ended December 31, 2012, we incurred an operating loss of $179,030,862.
•	During the year December 31, 2012, the Company experienced negative cash flow of operations of $94,731,286.
•	As of December 31, 2012, our current liabilities exceed our current assets by $568,449,902. While the Company had cash and cash equivalents of $93,283,283, it had short-term bank borrowings of $596,556,547 all due within one year and the current portion of long-term debt amounting to $137,061,876, which is not expected to be renewed.

These factors are mitigated by the following plans and actions:

•	The Company has performed a review of its cash flow forecast for the twelve months ending December 31, 2013. The Company believes that its operating cash flow will improve in 2013 and that its operating cash flow will be positive. While management believes the forecast is based on reasonable assumptions, significant assumptions include: (1) average selling prices (“ASPs”) gradually stabilized in the first quarter of 2013 compared to the prior year of 2012. (2) Phase II of in-house polysilicon facilities to begin production, which will reduce polysilicon cost to approximately $18/kg for the combined phases by the end of 2013.
•	While there can be no assurance that the Company will be able to refinance its short-term bank borrowings as they become due, historically, the Company has renewed or rolled over all of its short-term bank loans upon the maturity date of the loans and has assumed it will continue to be able to do so. Subsequent to December 31, 2012, the Company has renewed short-term bank borrowings of $252,874,468. The Company also obtained additional long term loans of $84,957,220 as of the report date, which are collateralized by certain project assets and will be utilized for development purposes. As of March 31, 2013, the Company has unused lines of credit of $528,185,222, of which $427,838,848 is related to trade financing. Based on the Company's historical experience, trade facilities funding request will be approved in the normal course provided that the Company submits the required supporting documentation and the amount is within the credit limit granted.
•	In February 2013, the Company received non-binding letters of commitment from three banks to support their financing in the amount of $413,413,583, of which $177,204,144 is related to short term loan and $236,209,439 related to trade financing. Subsequent to receiving the commitments, the Company has obtained financing under the terms of the. However, the non-binding letters of commitment from banks do not have a stated term, and may be withdrawn by the banks at their discretion.

Based on the above factors, management believes that adequate sources of liquidity will exist to fund the Company’s working capital and capital expenditures requirements, and to meet its short term debt obligations, other liabilities and commitments as they become due.

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

(d) Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses for the reporting periods presented. Actual results could materially differ from these estimates. Significant accounting estimates which are susceptible to change as more information becomes available include allowances for doubtful receivables and advances to suppliers, lower of cost or market charges and other provisions for inventories, valuation of deferred tax assets, accruals of warranty costs, useful lives of property, plant and equipment and recoverability of the carrying value of long-lived assets and assets held-for-sale, impairment of goodwill and intangible assets, valuation of project assets, and valuation of share-based compensation inclusive of forfeiture rates of stock options.

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

(g) Inventories

Inventories are stated at the lower of cost or market. Cost is determined by the weighted-average method for work-in-process and finished goods and by the first-in-first-out method for raw materials. Inventory costs comprise direct materials, direct labor and those overhead costs that have been incurred in bringing the inventories to their present location and condition.

Adjustments are recorded to write down the cost of obsolete and excess inventory to the estimated market value based on historical and forecast demand. The estimated market value is measured as the estimated selling price of each class of the inventories in the ordinary course of business less estimated costs of completion and disposal and normal profit margin.

The Company outsources portions of its manufacturing process, including cutting ingots into wafers and converting wafers into solar cells, to various third-party manufacturers. These outsourcing arrangements may or may not include transfer of title of the raw material inventory (ingots or wafers) sent to the third-party manufacturers.

For the outsourcing arrangements in which title does not transfer, the Company maintains such inventory on the Company’s balance sheet as raw materials inventory while it is in physical possession of the third-party manufacturer. Upon receipt of the processed inventory, it is reclassified as work-in-process inventory and the processing fees paid are capitalized as cost of inventory.

For those outsourcing arrangements in which title (including risk of loss) does transfer to the third-party manufacturer, the Company is contractually obligated to repurchase the processed inventory. To accomplish this, it enters into raw material sales agreements and processed inventory purchase agreements simultaneously with the third-party manufacturer. In such instances, where they are, in substance tolling arrangements, the Company retains the inventory in the consolidated balance sheets while it is in the physical possession of the third-party manufacturer. The cash received from the third-party manufacturer is recorded as a current liability on the balance sheet rather than revenue or deferred revenue. Upon receipt of the processed inventory, it is reclassified from raw materials to work-in-progress inventory and the processing fee paid to the third-party manufacturer is added to inventory cost. Cash payments for outsourcing arrangements which require prepayment for repurchase of the processed inventory are classified as current assets on the balance sheet. If there is no legal right of offset established by these arrangements, the associated assets and liabilities are presented separately on the balance sheet until the processed inventory is returned to the Company.

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

On occasion, the Company enters into firm purchase commitments to acquire materials from its suppliers. A firm purchase commitment represents an agreement that specifies all significant terms, including the price and timing of the transactions, and includes a disincentive for nonperformance that is sufficiently large to make performance probable. This disincentive is generally in the form of a “take or pay” provision which requires the Company to pay for committed volumes regardless of whether the Company actually takes possession of the materials. The Company evaluates these agreements whenever market prices decrease such that the commitment price is significantly higher than market, if any, using a lower of cost or market approach consistent with that used to value inventory (see Note 4).

(h) Project assets

In 2012, the Company began entering into arrangements to develop commercial solar power systems ("project assets") for sale upon their completion. Project assets consist primarily of costs relating to solar power projects in various stages of development that are capitalized prior to entering into a definitive sales agreement for the solar power project. These costs include modules, installation and other direct development costs. Once the Company enters into a definitive sales agreement, the Company reclassifies project assets to deferred project costs on the consolidated balance sheet until the sale is completed and all of the criteria to recognize the sale as revenue have been met. The Company expenses project assets to cost of sales after each respective project asset is sold to a customer. The Company generally classifies project assets as current due to the nature of a solar power project and the time required to complete all activities to sell a specific project is typically less than 12 months.

Project assets consisted of the following at December 31, 2012:

		At December 31, 2012
Project assets — Module cost		$9,055,200
Project assets — Development		$9,902,576
Project assets — Others		$6,844,723
Total project assets		$25,802,499

Current portion		$25,802,499
Noncurrent portion	$	nil

Total liabilities (all current liabilities)		$4,698,269

The Company reviews project assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In determining whether or not the project assets are recoverable, the Company considers a number of factors, including changes in environmental, ecological, permitting, or regulatory conditions that affect the project. Such changes may cause the cost of the project to increase or the selling price of the project to decrease. If a project is not considered recoverable, the Company impairs the respective project assets and adjusts the carrying value to the estimated recoverable amount, with the resulting impairment recorded within operations. The Company did not recognize any impairment losses on project assets for the years ended December 31, 2012.

(i) Investments

Investments in marketable equity securities are classified as trading, available-for-sale, or held-to-maturity. Investments classified as trading are reported at fair value with unrealized gains and losses included in earnings. Investments classified as available-for-sale are reported at fair value with unrealized gains and losses recorded in other comprehensive income. The cost of investments sold is determined by specific identification.

The Company routinely reviews available-for-sale securities for other-than-temporary declines in fair value below the cost basis, and when events or changes in circumstances indicate the carrying value of an asset may not be recoverable, the security is written down to fair value. For the years ended December 31, 2010 and 2011, the Company recorded other-than-temporary impairment loss on the only available-for-sale investment of $nil and $6,207,119, respectively. The available-for-sale investment has been fully impaired as of December 31, 2011.

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

(j) Advances to suppliers and advances for purchase of property, plant and equipment

In order to secure a stable supply of silicon materials and construction materials, the Company makes advance payments to suppliers for raw material supplies and advances on purchases of long-lived assets which are offset against future deliveries. Advances to suppliers for purchases expected within twelve months as of each balance sheet date are recorded as advances to suppliers in current assets and those associated with purchases expected over longer periods of time are recorded in non-current advance to suppliers. As of December 31, 2011 and 2012, advances to suppliers in current assets were $16,163,910 and $23,614,491, respectively, and non-current advances to suppliers for silicon raw material supplies were $17,643,874 and $5,928,000, respectively. Prepayments for property, plant and equipment are recorded in non-current assets and were $25,866,532 and $8,317,188 as of December 31, 2011 and 2012, respectively. The Company does not require collateral or other security against its advances to suppliers. As a result, the Company’s claims for such prepayments are unsecured, which exposes the Company to the suppliers’ credit risk. The Company performs ongoing credit evaluations of the financial condition of its suppliers.

As of December 31, 2011 and 2012, prepayments made to individual suppliers in excess of 10% of total advances and prepayments to suppliers are as follows:

	At December 31,
	2011	2012
Supplier A	$17,433,530	$17,625,438
Supplier B	$6,540,000	$5,928,000

As of December 31, 2011 and 2012, advances for purchases of property, plant and equipment in excess of 10% of total advances and prepayments to equipment suppliers are as follows:

	At December 31,
	2011	2012
Supplier A	*	$2,182,950
Supplier B	*	$2,020,512
Supplier C	$3,471,298	—
Supplier D	$2,855,145	—
Supplier E	$2,826,950	—

*: Less than 10%

(k) Business combination

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

(l) Goodwill

Goodwill represents the excess of the purchase price of acquired businesses over the estimated fair value assigned to the individual assets acquired and liabilities assumed. The Company performs its annual impairment test at year end and an impairment test between scheduled annual tests if facts and circumstances indicate that it is more likely than not that the fair value of a reporting unit that has goodwill is less than its carrying value. The Company compares the fair value of a reporting unit to its carrying amount to determine if goodwill may be impaired. The Company estimates the fair value of a reporting unit using the discounted cash flow methodology. Significant management judgment is required in the forecasts of future operating results and discount rates that we use in the discounted cash flow method of valuation and in the selection of comparable businesses that we used in the market approach. If the fair value of a reporting unit is less than its carrying value, an impairment loss is recorded to the extent that the fair value of the goodwill is less than its carrying value. Fair values for reporting units are determined based on discounted cash flows, market multiples or appraised values.

During the third and the fourth quarter of 2012, as a result of the effects of weakening market conditions on the Company's forecasts and a sustained, significant decline in the Company's market capitalization to a level lower than its net book value, the Company concluded that impairment indicators existed and performed an impairment analysis. Based on the results of the analysis, the estimated fair value of the reporting unit was determined to be lower than the carrying amount. Accordingly, the Company performed the second step of the impairment test to determine the implied fair value of goodwill, which required the Company to allocate the fair value of the reporting unit determined in step one to all of the assets and liabilities, including any unrecognized intangible assets, of the reporting unit. The Company determined the implied fair value of goodwill was zero. As a result, the Company fully impaired all of its goodwill, resulting in an impairment charge of $6.2 million. $nil, $nil, and $6,160,545 impairment charges were recognized during the years ended December 31, 2010, 2011, and 2012, respectively.

The carrying amount of goodwill, included in the wafer and module segment, for the years ended December 31, 2011 and 2012 were as follow:

	At December 31,
	2011	2012
Beginning of the year	$5,323,406	$5,646,522
Goodwill acquired during the year	313,832	—
Goodwill impairment during the year	—	(6,160,545)
Foreign exchange effect	9,284	514,023
Closing balance	$5,646,522	$—

(m) Intangible Assets

Intangible assets acquired in a business combination and recognized separately from goodwill are initially recorded at their fair value at the acquisition date (which is regarded as their cost). Subsequent to initial recognition, intangible assets with indefinite useful lives that are acquired separately in a business combination are reported at cost less accumulated impairment losses. At the end of each reporting period, the Company reviews the carrying amount of its intangible assets to determine whether there is any indication that they have suffered an impairment loss. If such indication exists, fair value of the asset(s) is estimated in order to determine the extent of an impairment loss (if any). Based on the results of the analysis, the carrying amount of the intangible assets were lower than their fair value and an impairment loss of $3,764,464 was recognized during the year ended December 31, 2012. Intangible assets have been fully impaired as of December 31, 2012.

(n) Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the following estimated useful lives:

Buildings	40-50 years
Plant and machinery	10-25 years
Motor vehicles	4-5 years
Office equipment	3-5 years

Construction in progress represents mainly the construction of new facilities in ReneSola Zhejiang, ReneSola Jiangsu, Sichuan ReneSola, Sichuan Ruiyu and Keping. Costs incurred in the construction are capitalized and transferred to property, plant and equipment upon completion, at which time depreciation commences.

(o) Assets held-for-sale

Non-current assets and disposal group are classified as held-for-sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and such non-current assets are available for immediate sale in present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification. Non-current assets classified as held for sale are measured at lower of their carrying amount and fair value less costs to sell. Assets held-for-sale has been classified to property, plant and equipment as of September 30, 2012, when the counterpart to the sales contract for the mono-crystal furnaces reneged on the contractual arrangement. (See Note 5).

(p) Interest capitalization

The Company capitalizes interest costs as part of the costs of constructing certain assets during the period of time required to get the assets ready for their intended use. The Company capitalizes interest to the extent that expenditures to construct an asset have occurred and interest costs have been incurred.

(q) Prepaid land use right

Prepaid land use right represent payments made to obtain land use rights. Prepaid land use right is recognized as an expense on a straight-line basis over the lease period of 40-50 years.

Expenses recognized were $715,405, $877,168 and $1,080,099 for the years ended December 31, 2010, 2011 and 2012, respectively.

(r) Impairment of long-lived assets

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

The Company determined that assets that were held-for-sale as of December 31, 2011 became fully impaired during the year ended December 31, 2012, when the counterpart to the sales contract for the mono-crystal furnaces reneged on the contractual arrangement. Given the Company's inability to find another buyer, and its conclusion that the assets are obsolete with little to no scrap value, the carrying value of these assets, $6,437,716, was written down to zero and an impairment charge of $6,437,716 was recognized for the year ended December 31, 2012 (see Note 5).

(s) Deferred convertible notes issuance costs

The issuance costs incurred in connection with the issuance of the Company’s Convertible Senior Notes due 2018 (“Notes”) in the amount of $7,156,101 were deferred and are being amortized on a straight-line basis, which approximates the effective interest rate method, from March 15, 2011, the date of issuance, to March 15, 2016, the earliest redemption date. The amortization, recorded in interest expense, was $881,172 and $784,456 for the year ended December 31, 2011 and 2012, respectively.

(t) Income taxes

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

(u) Revenue recognition

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

A majority of the Company’s contracts provide that products are shipped under free on board (“FOB”) terms, cost, insurance and freight (“CIF”) terms or delivered duty unpaid (“DDU”) terms. Under FOB, the Company fulfills its obligation when the goods have passed over the ship’s rail at the named port of shipment. The customer bears all costs and risks of loss or damage to the goods from that point. Under CIF, the Company must pay the costs, insurance and freight necessary to bring the goods to the named port of destination, and bears the risk of loss or damage to the goods during transit. Under DDU, the Company is responsible for making a safe delivery of goods to a named destination, paying all transportation expenses but not the duty. The Company bears the risks and costs associated with supplying the good to the delivery location. The Company recognizes revenue when the title of goods and risk of loss or damage is transferred to the customers based on the terms of the sales contracts, and if the other recognition criteria are met.

In 2012, the Company commercially began developing and operating solar power projects which have generated electricity in China. Revenue from solar power projects that are held and used is recognized as revenue after the solar power plant is connected to the grid and as it generates electricity.

In 2012, the Company also began developing solar projects which have generated electricity with the intention to hold the project assets for sale. The Company accounts for the project following the provisions of real estate accounting. Under the provisions of real estate accounting, the Company recognizes revenue and the corresponding costs once the sale is consummated, the buyer’s initial and any continuing investments are adequate, the resulting receivables are not subject to subordination and the Company has transferred the customary risk and rewards of ownership to the buyer. The Company has not recognized any revenue from sales of project assets which the Company developed for sale in 2012.

(v) Cost of revenues

Cost of revenues consists of production related costs including costs of silicon raw materials, consumables, direct labor, overhead costs, depreciation of plant and equipment, contractor and processing fees and warranty costs. Shipping and handling costs incurred on sale of products and included in sales and marketing expense were $4,800,640, $9,058,534 and $14,524,853 for the years ended December 31, 2010, 2011 and 2012, respectively.

(w) Research and development

Costs related to the design, formulation and testing of new products or process alternatives are included in research and development expenses. Research and development costs are expensed when incurred.

(x) Warranty costs

The Company’s solar modules are typically sold with 25 year warranties against specified declines in the initial minimum power generation capacity at the time of delivery. The Company also provides warranties for solar modules against defects in materials and workmanship for a period of five or ten years from the date of sale. Warranty cost is accrued as revenue is recognized. Due to the limited solar module manufacturing history, the Company does not have a significant history of warranty claim. Cost of warranties is estimated based on an assessment of the Company’s and competitors’ accrual history, industry-standard testing, estimates of failure rates from quality review and other assumptions that are considered to be reasonable under the circumstances. Actual warranty costs are accumulated and charged against accrued warranty liability. To the extent that actual warranty cost differs from the estimates, the Company will prospectively revise the accrual rate. As such estimates are subjective, the Company will continue to analyze its claim history and the performance of its products and compare against its competitors, industry data for warranty claims, and other assumptions, such as academic research, to determine whether its accrual is adequate. The Company has adopted a warranty accrual rate of 1.0% of PV module revenues, based on its assessment of industry norms which also represents the Company's best estimate to date. Should it begin to experience warranty claims differing from its accrual rate, the Company would prospectively revise the warranty accrual rate. The Company revised downward the estimated cost to satisfy the Company's outstanding product warranty by $7,787,834 for the year ended December 31, 2012, attributable primarily to decreases in the average selling prices ("ASPs") for solar modules, a primary input into the estimated costs of the Company’s warranty policy.

(y) Government grants

Government grants received by the Company consist of unrestricted grants and subsidies and restricted grants. Depending upon the nature of grant, government grants are recognized as either directly in other operating income or as deferred subsidies first and amortized into the other income.

The Company recorded $1,059,995, $4,305,347 and $4,287,891 for the years ended December 31, 2010, 2011 and 2012 in other operating income, respectively. Government grants related to property, plant and equipment are recorded as deferred subsidies and are amortized on a straight-line basis over the useful life of associated assets. The Company received government grants related to property, plant and equipment and land use right of $13,882,069, $7,132,358 and $1,458,283 during the years ended December 31, 2010, 2011 and 2012, respectively. The deferred government grants as of December 31, 2011 and 2012 were $26,558,363 and $27,311,528, respectively, included in deferred subsidies and other in the consolidated balance sheets. The Company amortized the deferred grants in the amount of $306,965, $628,133 and $808,089 into other operating income for the years ended December 31, 2010, 2011 and 2012, respectively.

(z) Other operating expense (income)

Other operating expense (income) primarily consists of gains or losses on disposal of fixed assets, subsidies received from the government, and forfeitures of advances from customers.

(aa) Foreign currency

The functional currency of ReneSola Ltd is the United States Dollar (“U.S. dollar”). The functional currency of ReneSola's subsidiaries in the PRC is Renminbi (“RMB”). The functional currency of ReneSola America and ReneSola Singapore is the U.S. dollar, the functional currency of ReneSola Germany, ReneSola New Energy, NOVE and MG is Euro, the functional currency of LUCAS and ECOSFER is Leu, the functional currency of ReneSola Australia is AUD, the functional currency of ReneSola Japan is JPY, the functional currency of ReneSola India is Rupee.

Foreign currency transactions have been translated into the functional currency at the exchange rates prevailing on the date of transactions. Foreign currency denominated monetary assets and liabilities are translated into the functional currency at exchange rates prevailing on the balance sheet date. Exchange gains and losses have been included in determination of net income.

The Company has chosen the U.S. dollar as its reporting currency. Assets and liabilities have been translated using exchange rates prevailing on the balance sheet date. Income statement items have been translated using the weighted average exchange rate for the year. Translation adjustments have been reported as a component of other comprehensive income in the statement of comprehensive income.

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Company’s cash and cash equivalents denominated in RMB amounted to RMB 1,815,422,496($288,440,808) and RMB 421,256,247($67,616,261) at December 31, 2011 and 2012, respectively. And the Company’s restricted cash denominated in RMB amounted to RMB 360,623,203($57,297,257) and RMB 1,004,827,282($161,285,832) at December 31, 2011and 2012, respectively.

(ab) Fair value of financial instruments

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

When available, the Company measures the fair value of financial instruments based on quoted market prices in active markets, valuation techniques that use observable market-based inputs or unobservable inputs that are corroborated by market data. Pricing information the Company obtains from third parties is internally validated for reasonableness prior to use in the consolidated financial statements. When observable market prices are not readily available, the Company generally estimates the fair value using valuation techniques that rely on alternate market data or inputs that are generally less readily observable from objective sources and are estimated based on pertinent information available at the time of the applicable reporting periods. In certain cases, fair values are not subject to precise quantification or verification and may fluctuate as economic and market factors vary and the Company’s evaluation of those factors changes. Although the Company uses its best judgment in estimating the fair value of these financial instruments, there are inherent limitations in any estimation technique. In these cases, a minor change in an assumption could result in a significant change in its estimate of fair value, thereby increasing or decreasing the amounts of the Company’s consolidated assets, liabilities, equity and net income or loss. See Note 6, “Fair Value Measurements”, for further details.

(ac) Derivative financial instruments

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

In 2010, the Company began to employ foreign currency cash flow hedge accounting with respect to certain foreign-currency forward exchange contracts that the company entered into to hedge potential changes in the cash flow of forecasted foreign currency denominated sales transactions within the next two years attributable to changes in foreign currency exchange rates. When the designed hedging relationships are highly effective, the effective portion of gain or loss on the designated derivative instruments is recorded in accumulated other comprehensive income, net of tax, until the underlying hedged transaction is recognized in the consolidated income statements. The ineffective portion of cash flow hedges, if any, is recognized in income immediately. The effectiveness of designated hedging relationships is tested and documented on a quarterly basis. In the fourth quarter of 2011, as the hedged sales transactions were determined to no longer be probable of occurrence as the contract was under re-negotiation and would likely be terminated, the cash flow hedge accounting was discontinued and accordingly, the entire balance in accumulated other comprehensive income was reclassified into net gain (loss) on derivative instruments. The net change associated with hedging transaction was ($1,236,306) in the year ended December 31, 2011. No derivative instruments qualified to be accounted for as cash flow hedges during the year ended December 31, 2012.

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

Net (gains) losses on derivative instruments from foreign currency forward exchange contracts were ($6,268,072), $15,296,530 and $53,945, in the years ended December 31, 2010, 2011 and 2012, respectively. As of December 31, 2012, the Company has outstanding foreign exchange forward contracts with a total notional amount of $153,302,000.

As of December 31, 2011, the Company has $880,917 in current derivative assets, $27,283 in non-current derivative assets, $218,106 in current derivative liabilities, and $181,686 in non-current derivative liabilities in total. As of December 31, 2012, the Company has $660,463 in current derivative assets, $nil in non-current derivative assets, $975,053 in current derivative liabilities, and $nil in non-current derivative liabilities in total.

(ad) Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing income attributable to holders of common shares by the weighted average number of common shares outstanding during the year. Diluted earnings (loss) per share reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted into common shares.

During 2011 and 2012, the Company issued 40,000 and nil ordinary shares to its share depository bank which will be used to settle stock option awards upon their exercise, respectively. No consideration was received by the Company for this issuance of ordinary shares. These ordinary shares are legally issued but are treated as escrowed shares for accounting purposes and therefore, have been excluded from the computation of earnings per share. Any ordinary shares not used in the settlement of stock option awards will be returned to the Company.

(ae) Share-based compensation

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

(af) Comprehensive income (loss)

Our financial statements include the Consolidated Statements of Comprehensive Income (Loss) as required by new accounting guidance, which we retrospectively adopted during 2012.

Comprehensive income is the change in equity during a period from transactions and other events and circumstances from non-shareholder sources. Components of the Company’s comprehensive income include net income, foreign currency translation adjustments, unrealized gains and losses on available-for-sale investments and fair value change of the derivatives qualify for hedge accounting. As of December 31, 2011 and 2012, accumulated other comprehensive income was comprised entirely of foreign currency translation adjustments.

(ag) Treasury Stock

On August 20, 2011, the Company's Board of Directors authorized the Company to repurchase up to $100 million in aggregate value of its outstanding ordinary shares through open market or private transactions during the six months period ending in February, 2012, depending on market condition. On September 6, 2011 and September 9, 2011, the Company repurchased 309,924 and 335,500 ADSs, respectively, on the open market at a price of $3.0614 and $2.9271, respectively, for a total purchase price of $1,943,822. The Company has legal title to the shares, and no other party has the voting rights associated with these shares.

The Company canceled all of the treasury stock on February 29, 2012.

(ah) Concentrations of credit risk

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

(ai) Recently issued accounting pronouncements

In December 2011, the Financial Accounting Standard Board ("FASB") issued Accounting Standard Update ("ASU") 2011-11, Balance Sheet (Topic 210): Disclosure about Offsetting Assets and Liabilities. The guidance requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The Company is in the process of evaluating the effect of adoption of this pronouncement.

In July 2012, the FASB issued ASU 2012-02, Impairment of Indefinite-Lived Intangible Assets, an authoritative pronouncement related to testing indefinite-lived intangible assets, other than goodwill, for impairment. Under the guidance, an entity testing an indefinite-lived intangible asset for impairment has the option of performing a qualitative assessment before calculating the fair value of the asset. If the entity determines, on the basis of qualitative factors, that the fair value of the indefinite-lived intangible asset is not more likely than not (i.e., a likelihood of more than 50 percent) impaired, the entity would not need to calculate the fair value of the asset. The guidance does not revise the requirement to test indefinite-lived intangible assets annually for impairment. In addition, the guidance does not amend the requirement to test these assets for impairment between annual tests if there is a change in events or circumstances; however, it does revise the examples of events and circumstances that an entity should consider in interim periods. The guidance was effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted. The adoption of this guidance will not have a significant effect on the Company’s consolidated financial statements.

In February 2013, the FASB issued ASU 2013-02, an authoritative pronouncement related to reporting of amounts reclassified out of accumulated other comprehensive income. Under the guidance, an entity is required to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under US GAAP to be reclassified in its entirety to net income. For other amounts that are not required under US GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under US GAAP that provide additional detail about those amounts. The amendments are effective prospectively for reporting periods beginning after December 15, 2012. Early adoption is permitted. The Company is in the process of evaluating the effect of adoption of this pronouncement.

In March 2013, the FASB issued ASU 2013-05, an authoritative pronouncement related to parent's accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. Under the guidance, the cumulative translation adjustment should be released into net income when a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business within a foreign entity. A pro rata portion of the cumulative translation adjustment should be released into net income upon a partial sale of an equity method investment which is a foreign entity. The amendments are effective prospectively for reporting periods beginning after December 15, 2013. Early adoption is permitted. The Company is in the process of evaluating the effect of adoption of this pronouncement.

3. ALLOWANCES FOR DOUBTFUL RECEIVABLES

Allowances for doubtful receivables are comprised of allowances for accounts receivable and allowances for other receivables. The Company establishes an allowance for doubtful accounts primarily based on factors surrounding the credit risk of specific customers.

The Company made provision (reversal) for doubtful debts in the aggregate amount of $3,919,044, ($1,374,668) and $852,278 during the year ended December 31, 2010, 2011 and 2012, respectively. The reversal of the allowance in 2011 relates to the collection of payments from certain of the Company's module customers in connection with receivables that were previously provided for.

Analysis of allowances for accounts receivable is as follows:

	At December 31,
	2010	2011	2012
Beginning of the year	$114,271	$2,412,695	$1,090,274
Allowances made (reversal) during the year	2,237,042	(1,402,085)	852,278
Write off	—	—	(143,197)
Foreign exchange effect	61,382	79,664	22,400
Closing balance	$2,412,695	$1,090,274	$1,821,755

Analysis of allowances for other receivables is as follows:

	At December 31,
	2010	2011	2012
Beginning of the year	$9,456,014	$8,733,597	$8,739,314
Allowances made during the year	42,379	—	3,412
Write off	(774,792)	—	(47,702)
Foreign exchange effect	9,996	5,717	703
Closing balance	$8,733,597	$8,739,314	$8,695,727

Analysis of allowances for advances for purchases of property, plant and equipment is as follows:

	At December 31,
	2010	2011	2012
Beginning of the year	$—	$887,888	$1,267,565
Allowances made (reversal) during the year	1,808,989	321,430	(5,125)
Write off	(943,340)	—	—
Foreign exchange effect	22,239	58,247	12,915
Closing balance	$887,888	$1,267,565	$1,275,355

Analysis of allowances for advances to suppliers is as follows:

	At December 31,
	2010	2011	2012
Beginning of the year	$4,887,683	$4,661,198	$4,405,850
Allowances (reversal) made during the year	(169,366)	(294,013)	1,713
Write off	(133,587)	—	—
Foreign exchange effect	76,468	38,665	17,086
Closing balance	$4,661,198	$4,405,850	$4,424,649

4. INVENTORIES

	At December 31,
	2011	2012
Raw materials	$61,109,992	$43,541,594
Work-in-process	41,789,430	43,240,832
Finished goods	51,282,191	168,097,308
Total inventories	$154,181,613	$254,879,734

For the year ended December 31, 2010, 2011 and 2012, inventory was written down by $1,165,610, $48,992,463 and $59,313,129, respectively, to reflect the lower of cost or market.

The Company recorded $nil, $3.9 million and $nil provision for purchase commitments during the years ended December 31, 2010, 2011 and 2012, respectively, in cost of revenues, and reversed the provision recorded during 2011 in the year ended December 31, 2012, as a result of the renegotiated contractual terms. The provision is recorded in other current liabilities and amounted to $3,940,000 and $nil as of December 31, 2011 and 2012, respectively.

5. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net, comprise:

	At December 31,
	2011	2012
Buildings	$187,073,104	$239,802,732
Leasehold improvement	93,424	124,360
Plant and machinery	808,513,361	919,351,282
Motor vehicles	4,969,476	5,040,204
Office equipment	10,174,496	12,062,564
	1,010,823,861	1,176,381,142
Less: Accumulated depreciation	189,232,340	295,223,230
	821,591,521	881,157,912
Construction in progress	158,573,094	227,923,439
Impairment of long-lived assets	—	(6,519,026)
Property, plant and equipment, net	$980,164,615	$1,102,562,325

Construction in progress represents new production facilities under construction in ReneSola Zhejiang, ReneSola Jiangsu, Sichuan ReneSola, Sichuan Ruiyu, and Keping. The power station built up in China for generating electricity business has a carrying amount of $30.0 million under the "Plant and machinery", and $13.5 million under the "Buildings".

Depreciation expense for the years ended December 31, 2010, 2011 and 2012 was $54,205,916, $82,730,940 and $93,501,714, respectively.

During the third quarter of 2012, as a result of weak market conditions and a significant decline in the Company's market capitalization to a level lower than its net book value, the Company concluded that circumstances existed which required the Company to test certain long-lived assets for recoverability. Based on the recoverability tests performed, the Company determined that no impairment was required except for the mono furnaces which had previously been recorded as assets held-for-sale and were determined to be obsolete upon subsequent reneged on the contractual agreement.

As a result, a total impairment charge of $6,437,716 was recognized.

6. FAIR VALUE MEASUREMENTS

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

Assets and liabilities carried at fair value as of December 31, 2012 are classified in the categories described above based on the lowest level input that is significant to the fair value measurement in its entirety.

Recurring basis

The following table displays assets and liabilities measured on the Company’s consolidated balance sheet at fair value on a recurring basis subsequent to initial recognition:

	As of December 31, 2012
	Fair Value Measurements at Reporting Date Using
	Total Fair Value and Carrying Value on the Balance Sheet	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cross currency forward exchange contracts -recorded as derivative assets	660,463	—	660,463	—
Cross currency forward exchange contracts -recorded as derivative liabilities	(975,053)		(975,053)	—
	$(314,590)	$—	$(314,590)	$—

	As of December 31, 2011
	Fair Value Measurements at Reporting Date Using
	Total Fair Value and Carrying Value on the Balance Sheet	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cross currency forward exchange contracts -recorded as derivative assets	908,200	—	908,200	—
Cross currency forward exchange contracts -recorded as derivative liabilities .	(399,792)		(399,792)	—
	$508,408	$—	$508,408	$—

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

The carrying amount of the Company’s outstanding convertible notes as of December 31, 2011 and 2012 was $111.6 million and $111.6 million, respectively. The estimated fair value of those debts was $68.3 million and $59.2 million, respectively, as of December 31, 2011 and 2012. The fair value was measured based on observable market quotes and is therefore considered a level 1 fair value measurement.

The Company’s long-term bank borrowing consists of floating rate loans that are reset annually. The carrying amount of long-term borrowings (including the current portions) was $236.5 million and $193.6 million as of December 31, 2011 and 2012, respectively. The estimated fair value of long-term borrowings (including the current portions) was $233.6 million and $184.0 million as of December 31, 2011 and 2012, respectively. The fair value is measured using discounted cash flow technique based on current rates for comparable loans on the respective valuation date and it therefore considered a level 2 input.

Fair values of non-financial assets measured on a non-recurring basis

During the year, the Company recorded certain non-financial assets at fair value following events that required the Company to assess goodwill, intangible assets and long-lived assets for impairment.

	Fair Value as of December 31, 2012 Measured Using Significant Unobservable Inputs (Level 3)	Total Losses for Year Ended December 31, 2012
Goodwill	—	$6,160,545
Intangible asset	—	$3,764,464
Long-lived assets – mono crystal furnaces	—	$6,437,716

As of December 31, 2012, goodwill with a carrying amount of $6,160,545 was written down to $nil, resulting in an impairment charge of $6,160,545which was included in earnings.

As of December 31, 2012, Intangible assets with a carrying amount of $3,764,464 were written down to their implied fair value of $nil, resulting in an impairment charge of $3,764,464 which was included in earnings.

Long-lived assets of mono-crystal furnaces with a carrying amount of $6,437,716 were written down to their implied fair value of $nil, resulting in an impairment charge of $6,437,716 which was included in earnings for the year ended December 31, 2012 (see Note 2(r)).

7. INCOME TAXES

The tax (expense) benefit comprises:

	Years ended December 31,
	2010	2011	2012
Income (loss) before income tax
PRC	$221,358,721	($13,323,000)	($205,940,795)
Other jurisdictions	7,635,169	8,802,696	(15,268,847)
Total	228,993,890	(4,520,304)	(221,209,642)

Current tax benefit (expense)
PRC	($15,480,534)	($6,860,939)	$1,191,416
Other jurisdictions	(158,198)	(3,046,111)	(102,728)
Subtotal	(15,638,732)	(9,907,050)	1,088,688
Deferred tax benefit (expense)
PRC	($44,846,217)	$17,505,652	($22,884,154)
Other jurisdictions	487,145	(2,747,123)	442,976
Subtotal	(44,359,072)	14,758,529	(22,441,178)
Total income tax benefit (expense)	($59,997,804)	$4,851,479	($21,352,490)

ReneSola is not subject to tax under the laws of British Virgin Islands.

ReneSola Zhejiang is a Foreign Invested Enterprise (“FIE”) incorporated in the PRC. The statutory income tax rate in the PRC is 25% starting from 2008. On December 26, 2007, the State Council issued a Notice of the State Council Concerning Implementation of Transitional Rules for Enterprise Income Tax Incentives (“Circular 39”). Based on Circular 39, enterprises that were established and already benefited from preferential tax treatments before March 16, 2007 will continue to benefit from them (i) in the case of preferential tax rates, for a period of five years to transition from lower rate to statutory income tax rate of 25% starting from January 1, 2008, and the enterprises that previously enjoyed the tax rate of 24% shall be subject to the tax rate of 25% from 2008, and (ii) in the case of preferential tax exemption or reduction for a specified term, until the expiration of such term or 2012, whichever is earlier.

Pursuant to Circular 39, ReneSola Zhejiang is entitled to benefit from the residual tax holiday granted before the effectiveness of Enterprise Income Tax ("EIT") Law. With this tax holiday, the blended tax rate for ReneSola Zhejiang is 23% for 2010 and 25% for 2011 and onwards.

ReneSola Zhejiang obtained the approval of High-New Technology Enterprise (“HNTE”) status in 2009 and renewed the HNTE status for another 3-year period from 2012 to 2014. ReneSola Jiangsu obtained the approval of HNTE status for the period from 2012 to 2014. Sichuan ReneSola obtained approval of HNTE status in 2012 and the HNTE status is valid for 3 years. Under a separate new tax incentive policy after the EIT Tax Law became effective in 2008, ReneSola Zhejiang, Sichuan ReneSola and ReneSola Jiangsu were allowed to apply a reduced income tax rate of 15% with HNTE status.

For PRC entities, the qualified research and development expenses incurred by them for development of new technology, new products and new techniques could have a 50% super deduction in addition to the actual expense deductions for PRC enterprise income tax purpose.

According to EIT law and its implementation rule, incomes earned from major Stated-supported public infrastructure facility projects are subject to 6-year tax holiday, which is tax exemption for 3 years since the projects earn revenue and 50% reduction for the following 3 years. Qinghai Yuhui, Keping, Ningde Hengyang, Beijing Xuyuan, Tekesi and Suibin are engaged in major Stated-supported public infrastructure facility projects and may be entitled to the aforesaid tax holiday upon the approval from the tax authority. As of December 31, 2012, Qinghai Yuhui has already obtained relevant approval for tax holiday from the tax authority. The tax holiday was kicked off since 2012 when Qinghai Yuhui start to have revenue.

 The Group also has overseas operations in the jurisdiction of the United States, Republic of Singapore, Federal Republic of Germany, Republic of Bulgaria, Commonwealth of Australia, Japan, Republic of India, Grand Duchy of Luxembourg and Republic of Romania. The corporate income tax rates range from 10% to 35%.

Zhejiang ReneSola, Sichuan ReneSola, Sichuan Ruiyu, Sichuan Ruixin, Sichuan OuRuida, Sichuan SiLiDe, Zhejiang Ruixu, Zhejiang Ruiyi, Energy-Saving Technology, Carbon Fiber, Zhejiang Academe, Gaotai Yuhui, Keping, Ningde Hengyang, Beijing Xuyuan, Tekesi and Suibin are incorporated in the PRC. The corporate income tax rate is 25%.

During the year ended December 31, 2010, 2011 and 2012, the Company recorded provision of $nil, reversal of liabilities of $1,439,880 and $nil, respectively, for unrecognized tax benefits which affected the effective income tax rate. It also recognized interest and/or penalties associated with the uncertain tax positions. The reversal of tax liabilities recorded in 2011 was mainly associated with the release of withholding tax liability associated with capital gains arising from the sale of a Joint Venture, which management subsequently determined would not be realized, and as such the withholding tax liability previously recorded was released.

The following is the tabular reconciliation of liabilities for unrecognized tax benefits:

	Years ended December 31,
	2010	2011	2012
Unrecognized tax benefit-Opening balance	$1,645,182	$1,645,182	$205,302
Release of tax liability	—	(1,439,880)	—
Unrecognized tax benefit-Closing balance	$1,645,182	$205,302	$205,302

The Company classifies interest and penalties related to income tax matters in income tax expense. As of December 31, 2010, 2011 and 2012, the amount of interests and penalties related to uncertain tax positions was immaterial. The Company does not anticipate any significant increases or decreases to its liabilities for unrecognized tax benefits within the next twelve months.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of taxes exceeding RMB100,000 (approximately $16,051) is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. The Company’s PRC subsidiaries are therefore subject to examination by the PRC tax authorities from 2007 through 2012 on non-transfer pricing matters, and from 2002 through 2012 on transfer pricing matters.

The principal components of deferred income tax assets and liabilities are as follows:

	At December 31,
	2011	2012
Deferred tax assets:
Property, plant and equipment	$691,221	$525,977
Inventories provision	6,889,765	827,976
Tax losses	18,484,704	67,737,958
Contingent liabilities	4,057,237	3,372,695
Derivative liabilities	80,518	60,471
Bad debts provision	954,012	657,607
Deferred subsidies	5,211,008	4,574,715
Purchase commitment	985,000	—
Others	512,688	1,919,370
Total gross deferred tax assets	$37,866,153	$79,676,769
Valuation allowance on deferred tax assets	—	(64,373,317)

Net deferred tax assets	$37,866,153	$15,303,452

Analysis as
Current	$12,709,364	$1,773,471
Non-current	25,156,789	13,529,981
	$37,866,153	$15,303,452

Deferred tax liabilities:
Property, plant and equipment	$417,370	$297,922
Prepaid land use right	320,505	316,658
Derivative assets	227,050	72,447
Others	—	39,944
Total deferred tax liabilities	$964,925	$726,971

Analysis as:
Current	$220,229	$112,391
Non-current	744,696	614,580
	$964,925	$726,971

As of December 31, 2012, the Company had net operating loss carry forwards of $49,268,477, $31,443,201 and $231,369,868 which will expire in 2014, 2016 and 2017, respectively.

The Company considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Company’s experience with tax attributes expiring unused and tax planning alternatives. The Company has considered the following possible sources of taxable income when assessing the realization of deferred tax assets:

•	Tax planning strategies;
•	Future reversals of existing taxable temporary differences;
•	Further taxable income exclusive of reversing temporary differences and carryforwards;

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible for tax purposes. As a result, the Company has recognized a valuation allowance of $nil and $64,373,317 as at December 31, 2011 and 2012, respectively.

Reconciliation between the applicable statutory income tax rate and the Company’s effective tax rate for the years ended December 31, 2010, 2011 and 2012 is as follows:

	Years ended December 31,
	2010	2011	2012
PRC applicable income tax rate	25.0%	25.0%	25.0%
Effect of timing difference reversed in the year with different rate	3.1%	129.7%	(5.7)%
Tax holiday	—	—	0.3%
Valuation allowance	(0.3)%	—	(28.7)%
Expiration of tax credit	—	(17.3)%	—
Effect of different tax rate of subsidiaries	0.1%	1.6%	(1.7)%
Non-deductible expense	(0.2)%	(131.1)%	0.8%
R&D super deduction	(1.2)%	67.5%	1.8%
Reversal of uncertain tax position	—	31.0%	—
Goodwill impairment	—	—	(1.1)%
Others	(0.3)%	0.9%	(0.4)%
Effective income tax rate	26.2%	107.3%	(9.7)%

The aggregate amount and per share effect of the Tax Holiday are as follows:

	Years ended December 31,
	2010	2011	2012
Aggregate	$5,137,990	$5,006,341	$(12,231,260)
Per share effect –basic	$0.03	$0.03	$(0.07)
Per share effect-diluted	$0.03	$0.03	$(0.07)

In accordance with the EIT Law, dividends, which arise from profits of FIEs earned after January 1, 2008, are subject to a 10% withholding income tax. Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting basis over tax basis in a domestic subsidiary. However, a deferred tax liability is not recognized if the basis difference is not expected to reverse in the foreseeable future and is expected to be permanent in duration. The Company believes that the PRC entities' undistributed earnings generated after January 1, 2008 will be permanently reinvested in the PRC entities. As such, no deferred taxes have been recorded on these undistributed earnings of the Company's PRC subsidiaries as these differences are not expected to reverse in the foreseeable future and are expected to be permanent in duration. The temporary difference for which no deferred tax liability has been recognized is $181.4million and $30.8 million as of December 31, 2011 and 2012, respectively.

8. BORROWINGS

The Company’s bank borrowings consist of the following:

	At December 31,
	2011	2012
Short-term	$479,058,697	$596,556,547
Long-term, current portion	91,834,952	137,061,876
Subtotal	570,893,649	733,618,423
Long-term	144,668,887	56,580,128
	$715,562,536	$790,198,551

As of December 31, 2011 and 2012, the maximum bank credit facilities granted to the Company were $1,407,552,562 and $1,207,002,093, respectively, of which, $714,905,784 and $707,200,012 were drawn down, $692,646,778 and $499,802,081 were available as of December 31, 2011 and 2012, respectively. The available lines of credit as of December 31, 2012 are subject to annual review and renewal by the financial intuitions.

As of December 31, 2011, short-term borrowings of $16,682,820 and long-term borrowings of $107,246,700 were secured by property, plant and equipment with carrying amounts of $265,000,539, prepaid land use right of $15,603,442 and accounts receivable of $7,435,279. As of December 31, 2012, short-term borrowings of $77,331,959 and long-term borrowings of $56,580,128 were secured by property, plant and equipment with carrying amounts of $246,160,830, prepaid land use right of $20,018,029 and accounts receivable of $4,313,924.

In addition, $82,619,680 and $59,389,070 of long-term borrowings, including current portion were guaranteed by personal assets of Mr. Xianshou Li, the Company's chief executive officer, and his family as of December 31, 2011 and 2012, respectively.

a) Short-term

Interest rates for all short-term borrowings are variable for certain short-term borrowings, and are updated monthly. The weighted average interest rate of short term loans was 4.72%, 5.38 % and 6.63% in the years ended December 31, 2010, 2011 and 2012, respectively. The borrowings are repayable within one year.

b) Long-term

Interest rates are variable for certain portions of the long-term borrowings, and are updated every three months, once a year or according to a predetermined schedule. The weighted average interest rate of long-term borrowings was 6.33%, 6.54% and 6.92% in the year ended December 31, 2010, 2011 and 2012, respectively. There are financial covenants associated with ReneSola Zhejiang 's long-term borrowings $4,815,330, related to certain operational metrics and financial ratios.

As of December 31, 2012, Sichuan ReneSola, ReneSola Jiangsu and ReneSola Zhejiang and Zhengjiang Ruixu were in compliance with all debt covenants. Future principal repayment on the long-term bank loans are as follows:

2013	$137,061,876
2014	13,643,435
2015	10,433,215
2016 and after	32,503,478
$193,642,004

c) Interest expense

Interest expense incurred for the years ended December 31, 2010, 2011 and 2012 was $28,827,891, $40,898,780 and $54,846,828, respectively, of which $5,582,293, $3,708,484 and $4,218,121 has been capitalized in the carrying value of property, plant and equipment.

9. OTHER CURRENT LIABILITIES

The Company’s other current liabilities are summarized below:

	At December 31,
	2011	2012
Payable for purchase of property, plant and equipment	$84,832,129	$129,593,972
Provision for firm purchase commitment loss	3,940,000	—
Other payables	26,196,708	33,142,811
	$114,968,837	$162,736,783

10. CONVERTIBLE SENIOR NOTES

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

 As of December 31, 2011 and 2012, the carrying value of the Notes was $111,616,000 and $111,616,000, respectively. For the year ended December 31, 2011, the Company paid issuance costs of $7,156,101, which are being amortized from the date of issuance, to the redemption date, using the straight-line method, which approximates the effective interest rate method. The amortization expense was $881,172 and $784,456 for the year ended December 31, 2011 and 2012, respectively.

11. SHARE REPURCHASE PROGRAM

In August 2011, the Company adopted a share repurchase program enabling it to repurchase up to an aggregate of $100 million of its ADSs, each representing its two ordinary shares. As of December 31, 2011, the Company repurchased an aggregate of 645,424 ADSs, representing 1,290,848 ordinary shares, on the open market for total cash consideration of $1,943,822 as treasury stock. As of February 29, 2012, the Company cancelled the treasury stock.

12. SHARE BASED COMPENSATION

Share Awards to Employees

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

Compensation cost of $177,926, $162,241 and $nil has been recorded in general and administrative expenses for the years ended December 31, 2010, 2011 and 2012, respectively. At December 31, 2012, there was no unrecognized compensation cost. The total fair value of shares vested during the year ended December 31, 2010, 2011 and 2012 was $78,215, $37,600 and $nil, respectively.

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

Options to Employees

From January to December 2011, the Company granted 1,450,000 share options to certain employees with exercise prices of $0.74 to $4.54. From January to December 2012, the Company granted 1,700,000 share options to certain employees with exercise prices of $0.74 to $1.35.

Options Modification

On August 8, 2012, the Board of Directors approved an option modification to reduce the exercise price of all the options granted before August 8, 2012 to the then fair market value of the Company’s ordinary shares underlying such options. All other terms of the share options granted remain unchanged. The modification resulted in incremental compensation cost of $774,932, of which $444,373 was recorded during the year ended December 31, 2012. The remaining $330,559 will be amortized over the remaining vesting period of the modified options, ranging from 2013 to 2017.

The fair value of each option grant, as well as the fair value of option immediately before and after the aforementioned modification, is estimated on the date of grant or modification using the Black-Scholes option pricing model using the assumptions noted below.

	Average risk-free rate of return	Weighted average expected option life	Volatility rate	Dividend yield
Granted in 2010	1.30-2.40%	4.5 years	69.36-92.03%	0%
Granted in 2011	0.81-2.20%	4.5 years	60.02-82.78%	0%
Granted in 2012	0.68-1.19%	4.5 years	83.47-98.18%	0%

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

A summary of the option activity is as follows:

	Number of Options	Weighted Average Exercise Prices	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
Options
Outstanding on January 1, 2012	7,333,600	2.80	2.94	12,500
Modification on August 8, 2012		0.74
Granted	1,700,000	0.75	4.44
Forfeited	(1,177,000)	0.74	N/A
Outstanding on December 31, 2012	7,856,600	0.74	2.51	263,081
Vested or expected to vest at December 31, 2012	7,392,272	0.74	2.47	246,917
Exercisable at December 31, 2012	3,593,600	0.74	1.25	125,776

The weighted average fair value of options granted during the years ended December 31, 2010, 2011 and 2012 was $2.93, $0.94 and $0.58, respectively.

Total intrinsic value of options exercised for the years ended December 31, 2010, 2011 and 2012 was $3,659,042, $104,671 and $nil, respectively.

Compensation cost of $3,934,565, $4,359,540 and $2,221,406 has been charged against income during the year ended December 31, 2010, 2010 and 2012, respectively. As of December 31, 2012, there was $4,841,675 in total unrecognized compensation expense related to unvested share-based compensation arrangements granted under the Plan, which is expected to be recognized over a weighted-average period of 3.6 years.

13. EMPLOYEE BENEFITS

In accordance with the relevant rules and regulations in the PRC, employees of the Company are covered by retirement benefit plans established by the local government. These plans are defined contribution plans and ReneSola Zhejiang, Sichuan ReneSola and ReneSola Jiangsu have contributed 14%, 20% and 20% separately of the basic salaries of its employees to such plans. In addition, ReneSola Zhejiang, Sichuan ReneSola and ReneSola Jiangsu are required by PRC law to contribute approximately 19.6%, 17.1% and 21.5% separately of the basic salaries of its employees for medical insurance benefits, housing funds, unemployment and other statutory benefits. Other than the contribution, there is no further obligation for payments to employees under these plans.

The total contribution was $3,672,565, $7,803,659 and $14,220,014, for the years ended December 31, 2010, 2011 and 2012, respectively.

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

The general reserve is used to offset future extraordinary losses. The subsidiary may, upon a resolution passed by the shareholder, convert the general reserve into capital. The staff welfare and bonus reserve is used for the collective welfare of the employees. The enterprise expansion reserve is for the expansion of ReneSola Zhejiang’s operations and can be converted to capital subject to approval by the relevant authorities. These reserves represent appropriations of the retained earnings determined in accordance with the Chinese law.

In addition to the general reserve, the Company’s PRC subsidiaries are required to obtain approval from the local PRC government prior to distributing any registered share capital. Accordingly, both the appropriations to general reserve and the registered share capital of the Company’s PRC subsidiaries are considered as restricted net assets amounting to$573,961,209 and $586,461,209 as of December 31, 2011 and 2012, respectively.

15. EARNINGS PER SHARE

Basic and diluted earnings per share have been calculated as follows:

	Years ended December 31,
	2010	2011	2012
Net income (loss) attributed to holder of ordinary shares	$168,996,086	$332,964	$(242,515,539)
Net income (loss) adjusted for dilutive securities	168,996,086	332,964	(242,515,539)
Weighted-average number of common shares outstanding—basic	172,870,921	173,496,901	172,671,369
Dilutive effect of non-vested shares	2,240,810	373,261	—
Weighted-average number of common shares outstanding—diluted	175,111,731	173,870,162	172,671,369
Basic earnings (loss) per share	$0.98	$0.00	$(1.40)
Diluted earnings (loss) per share	$0.97	$0.00	$(1.40)

Diluted earnings per share excludes nil, 23,918,618 and 21,175,141 common shares issuable upon the assumed conversion of the convertible debt, share options and restricted shares for the year ended December 31, 2010, 2011 and 2012, respectively, as their effect would have been anti-dilutive.

In 2011, the Company issued 40,000 ordinary shares to its share depository bank which will be used to settle stock option awards upon their exercise. No consideration was received by the Company for this issuance of ordinary shares. These ordinary shares are legally issued but are treated as escrowed shares for accounting purposes and therefore, have been excluded from the computation of earnings per share. Any ordinary shares not used in the settlement of stock option awards will be returned to the Company. No additional ordinary shares were issued in 2012.

16. RELATED PARTY BALANCES AND TRANSACTIONS

(a) Related party balances

Amounts due from related parties is comprised of the following amounts receivable from the sales of goods:

	At December 31,
	2011	2012
Zhejiang Yuhuan(1)	$339,376	$276,721
Jinko and its subsidiaries(2)	5,867,668	5,479,588
Quanzhou Heyday(3)	—	128,409
Xinjiang Garson(4)	—	4,919,772
Total	$6,207,044	$10,804,490

Amounts due to related parties are comprised of the following amounts payable to the purchase of raw materials:

	At December 31,
	2011	2012
Zhejiang Yaohui(5)	$1,160,512	$2,000,307
Jinko and its subsidiaries(2)	3,752,565	16,227,011
Jiashan Kaiwo(6)	—	598,231
Total	$4,913,077	$18,825,549

(b) Related party transactions

During the years ended December 31, 2010, 2011 and 2012, related party transactions were as follows:

	Years ended December 31,
	2010	2011	2012
Sale of goods to Jinko and its subsidiaries(2)	—	6,757,761	59,480,575
Purchase of raw materials from Jinko and its subsidiaries (2)	—	4,487,954	85,050,423
Outsourced inventory to Jinko and subsidiaries(2)	—	—	2,570,365
Purchase of raw materials from Zhejiang Yaohui(5)	—	3,672,150	7,187,878
Rental payment to Zhejiang Yuhuan(1)	63,815	—	68,476
Rental expense to Zhejiang Yuhuan(1)	2,954	11,140	3,170
Sale of goods to Xinjiang Garson(4)	—	—	4,175,662
Purchase of raw materials from Jiashan Kaiwo(6)	—	—	1,208,202

In January 2009, Mr. Xianshou Li and his family individually or jointly provided guarantees of up to RMB900,000,000 ($144,459,900), for short-term and long-term borrowings from various domestic banks from January 24, 2009 to January 24, 2014.

(1)	Zhejiang Yuhuan Solar Energy Source Co., Ltd. (“Zhejiang Yuhuan”) was controlled by Xianshou Li.
(2)	The brothers of Mr. Xianshou Li have been the founders of Jinko Solar Co., Ltd. (“Jinko and its subsidiaries”)
(3)	Quanzhou Heyday Solar Technology Co., Ltd. was a noncontrolling shareholder of Ningde Hengyang.
(4)	Xinjiang Garson Co., Ltd.(“ Xinjiang Garson”) was a noncontrolling shareholder of Keping.
(5)	The director of ReneSola Ltd has been the director of Zhejiang Yaohui Photovoltaic Co., Ltd.( “Zhejiang Yaohui”)
(6)	Jiashan Kaiwo Trading Co., Ltd.(“Jiashan Kaiwo”) was controlled by Xianshou Li.

17. COMMITMENTS AND CONTINGENCIES

a) Capital commitment

As of December 31, 2012, the Company had commitments outstanding to purchase property, plant and equipment for $80,581,856, of which $79,563,502 and $1,018,354 are due in 2013 and 2014, respectively.

b) Purchase commitments

In order to secure future silicon materials, the Company has entered into several long-term supply agreements with overseas suppliers in 2010. Under such agreements, the suppliers agreed to provide the Company with specified quantities of silicon materials, and the Company has made prepayments to these suppliers in accordance with the supply contracts.

The prices of some supply contracts were fixed and total purchase commitments under such pre-determined long-term agreements were approximately $216.2 million as of December 31, 2011. The Company renegotiated with these suppliers during the year ended December 31, 2012 and successfully changed the terms to reference market rates. Under the terms of the agreement, the company is required to purchase polysilicon of $154,282,700 in total over the next 3 years, representing quantities of raw materials the Company will utilize in the normal course of operations. In addition, the Company is required to purchase 2,000 kg of polysilicon in 2013 under another purchase contract and the raw materials are expected be utilized in the normal course of operations as well. The price is subject to adjustment to reflect the prevailing market price at the purchase date. As a result, the provision provided for as of December 31, 2011 based on a fixed rate purchase structure, was not longer necessary as of December 31, 2012.

c) Product warranties

The Company offers warranties on its products and record an estimate of the associated liabilities. Product warranty activity during the years ended December 31, 2011 and 2012 was as follows:

	At December 31,
	2011	2012
	$	$
Beginning balance	8,701,042	12,835,583
Warranty provision	3,893,881	5,344,853
Revision of warranty costs	—	(7,787,834)
Warranty cost incurred	(279,645)	(174,334)
Foreign exchange effect	520,305	98,382
Ending balance	12,835,583	10,316,650

The Company revised downward the estimated cost to satisfy the Company's outstanding product warranty by $7,787,834 for the year ended December 31, 2012, attributable primarily to decreases in the ASPs for solar modules, a primary input into the estimated costs of the Company’s warranty policy.

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

In June 2011, CEP Ltd., or CEP, one of our module customers, sued us in the High Court in Hong Kong for damages of €917,280 for breach of a sales contract. We denied CEP’s assertion and defended that the termination of the sales contract was due to CEP’s material breach of the sales contract by failure to provide a letter of credit in accordance with the sales contract. A pre-trial has been set for October 2013, to be followed by a five-day trial expected to occur in December 2013. Based on the information available to us, a negative outcome is not probable and the amount of loss, if any, is not reasonably estimable and as such no amount was accrued as of December 31, 2011. There was no subsequent development related to this case in 2012.

In December 2012, the Company received an unfavorable verdict from the Nanjing Supreme People’s Court in Nanjing, Jiangsu Province in its litigation with one of our module customers, Nanjing Zhongdian New Energy Ltd, for material breach of the sales contract. As a result of this ruling, the Company recorded charges to other operating expense and a litigation of $1,941,310 in the year ended December 31, 2012.

18. SEGMENT REPORTING

The Company operates in two principal reportable business segments, Wafer, Cell and module. The Wafer segment involves the manufacture and sales of monocrystalline and multicrystalline solar wafers and processing services. The Cell and module segment involves manufacture and sale of PV cells and modules. Ancillary revenues and expenses, generated from one solar power plant and other unallocated costs and expenses are recorded in other, beginning from 2012. The transactions between reportable segments relate to supplier contracts for the sales of wafers and module. These transactions are executed based on the stated contract prices, with similar terms and conditions as sales to third parties.

The chief operating decision maker is the chief executive officer of the Company.

The Company only reports the segment information of net sales and gross profit, to conform to the information the chief operating decision maker receives to assess the financial performance and allocate resources. There are no differences between the measurements of the Company's reportable segment's gross profit and the Company's consolidated gross profit, as the Company uses the same profit measurement for all of the reportable segments and the consolidated entity. Furthermore, the Company's chief operating decision maker is not provided with asset information by segment. As such, no asset information by segment is presented.

The following table summarizes the Company’s revenues generated from each segment:

	Years ended December 31, 2010
	Wafer	Cell and module	Other	Elimination	Total
Net sales	$911,913,455	$540,469,534	$—	$(246,804,128)	$1,205,578,861
Gross (loss) profit	$269,996,288	$80,537,398	$—	$(2,569,958)	$347,963,728

	Years ended December 31, 2011
	Wafer	Cell and module	Other	Elimination	Total
Net sales	$819,405,032	$395,171,888	$—	$(229,297,553)	$985,279,367
Gross (loss) profit	$53,857,042	$37,759,156	$—	$4,436,946	$96,053,144

	Years ended December 31, 2012
	Wafer	Cell and module	Other	Elimination	Total
Net sales	$748,873,942	$518,132,795	$6,856,099	$(304,730,940)	969,131,896
Gross (loss) profit	$(52,897,042)	$19,151,940	$3,323,488	$(5,272,043)	(35,693,657)

The following table summarizes the Company’s revenues generated from each product:

	Years ended December 31,
	2010	2011	2012
Solar wafers	$640,127,122	$471,661,221	$434,863,725
Service revenue from tolling arrangement	78,040,989	72,470,242	666,771
Solar modules	475,459,658	381,024,666	494,158,334
Power	—	—	5,062,579
Solar cells	3,959,149	557,198	1,862,342
Other materials	7,991,943	59,566,040	32,518,145
Total	$1,205,578,861	$985,279,367	$969,131,896

The following table summarizes the Company’s revenues generated by geographic location of customers:

	Years ended December 31,
	2010	2011	2012
Mainland China	$432,244,661	$384,612,702	$423,874,152
Taiwan	105,628,418	115,391,115	79,457,996
Australia	959,487	3,264,955	60,324,084
Singapore	37,231,290	2,303,270	49,825,855
Korea	67,258,950	89,186,998	18,035,540
India	13,178,876	4,309,772	6,102,690
Hong Kong	30,537,477	1,054,364	3,599,811
Other Asia Pacific countries	2,215,499	227,108	27,930
Asia Pacific Total	$689,254,658	$600,350,284	$641,248,058

Germany	180,913,486	110,503,738	133,066,515
Greece	—	15,294,700	53,337,917
Belgium	8,391,253	31,231,396	25,411,767
America	60,415,307	64,693,678	16,461,811
Italy	70,270,371	61,615,219	13,662,581
France	19,558,271	37,126,579	11,893,602
Spain	66,833,525	38,586,654	8,266,207
Czech Republic	79,095,388	6,563,582	4,117,232
Others	30,846,602	19,313,537	61,666,206
Total	$1,205,578,861	$985,279,367	$969,131,896

Substantially all of the Company’s long-lived assets are located in Mainland China.

Major customers

Details of the customers accounting for 10% or more of total net revenues were as follows:

	Years ended December 31,
	2010	2011	2012
Customer A	$152,467,373	*	*

*: Less than 10%.

19. SUBSEQUENT EVENTS

Subsequent to December 31, 2012, the Company obtained new financings totaling $337.9 million, which are comprised of $252.9 million in short-term borrowings, for its working capital needs, and $85.0 million in long-term borrowings, for its project development.

SCHEDULE 1—RENESOLA LTD CONDENSED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2012

(Amounts expressed in U.S. dollars)

RENESOLA LTD

BALANCE SHEETS

	As of December 31,
	2011	2012
ASSETS
Current assets:
Cash and cash equivalents	$31,674,461	$5,364,702
Prepaid expenses and other current assets	290,545	530,343
Derivative assets	—	177,482
Deferred convertible notes issue costs—current	784,456	784,456

Total current assets	32,749,462	6,856,983
Investment in subsidiaries	816,157,462	532,632,000
Deferred convertible notes insurance costs—non-current	2,510,211	1,725,755
Other long-term assets	—	305,556
Total assets	$851,417,135	$541,520,294

LIABILITIES AND EQUITY
Current liabilities:
Amount due to subsidiaries	$133,873,226	$60,526,078
Other current liabilities	1,949,704	2,810,984
Total current liabilities	135,822,930	63,337,062
Income tax payable	409,506	93,473
Other long-term liabilities	2,582,692	2,582,693
Convertible notes payable—non-current	111,616,000	111,616,000
Total liabilities	250,431,128	177,629,228

Equity:
Common shares (500,000,000 shares authorized at December 31, 2011 and 2012; 174,636,912 shares issued and 172,613,664 shares outstanding at December 31, 2011; shares issued and 172,773,664 shares outstanding at December 31, 2012)	422,313,848	421,460,573
Additional paid-in capital	4,110,849	5,250,487
Treasury stock	(1,943,822)	—
Retained earnings	104,859,324	(137,656,215)
Accumulated other comprehensive income	71,645,808	74,836,221
Total equity	600,986,007	363,891,066
Total Liabilities and Equity	$851,417,135	$541,520,294

SCHEDULE 1—RENESOLA LTD CONDENSED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 and 2012

(Amounts expressed in U.S. dollars except number of shares and per share data)

RENESOLA LTD

STATEMENTS OF INCOME

	Year ended December 31,
	2010	2011	2012
Cost of revenues—Product sales	$323,546	$156,416	$68,930
Gross loss	(323,546)	(156,416)	(68,930)

Operating expenses(income):
Sales and marketing	123,200	169,033	152,697
General and administrative	8,617,628	5,794,283	4,785,160
Research and development	54,409	101,350	61,724
Other operating expense (income)	383,608	(148,221)	(78,288)
Total operating expenses	9,178,845	5,916,445	4,921,293
Loss from operations	(9,502,391)	(6,072,861)	(4,990,223)
Non-operating (expense) income:
Interest income	1,350,777	917,376	28,223
Interest expense	(814,254)	(6,633,937)	(6,734,000)
Foreign exchange loss	(13,037)	(766)	(147)
Gains (losses) on derivative, net	14,248,017	(20,254,867)	(2,093,974)
Gains on repurchase of convertible notes	5,891	28,349,939	—
Total non-operating income(losses)	14,777,394	2,377,745	(8,799,898)

Income (loss) before income taxes and equity in earnings of subsidiaries	5,275,003	(3,695,116)	(13,790,121)
Income tax (expense) benefit	(124,095)	1,521,441	—
Equity in earnings (losses) of subsidiaries	163,845,178	2,506,639	(228,725,418)
Net income (loss)	$168,996,086	$332,964	$(242,515,539)

STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Amounts expressed in U.S. dollars)

	Year ended December 31,
	2010	2011	2012
Net income (loss)	$168,996,086	$332,964	$(242,515,539)
Other comprehensive income:
Foreign currency translation adjustment	17,170,111	32,421,826	3,190,413
Unrealized gains (losses) on available-for-sale investments	(2,329,761)	—	—
Cash flow hedging gains (losses)	(713,497)	—	—
Reclassification adjustment for loss included in net income	—	3,043,258	—
Other comprehensive income	14,126,853	35,465,084	3,190,413
Comprehensive income (loss)	$183,122,939	$35,798,048	$(239,325,126)

SCHEDULE 1—RENESOLA LTD CONDENSED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 and 2012

(Amounts expressed in U.S. dollars)

RENESOLA LTD

STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2010	2011	2012
Net income (loss)	$168,996,086	$332,964	$(242,515,539)
Equity in (earnings) losses of subsidiaries	(163,845,178)	(2,506,639)	228,725,418
Adjustments to reconcile net income to net cash used in operating activities:
Amortization of deferred convertible notes issue costs and premium	332,668	881,172	784,456
Gains on early extinguishment of debt	(5,891)	(28,349,939)	—
Share-based compensation	3,934,566	4,359,540	2,221,406
(Gains) losses on derivatives	(14,248,017)	20,254,867	2,093,974

Changes in assets and liabilities :
Other long-term assets	—	—	(305,556)
Prepaid expenses and other current assets	(114,240)	(176,305)	(239,795)
Other current liabilities	1,004,699	(1,671,890)	367,088
Other long-term liabilities	(138,861)	1,610,557	—
Net cash used in operating activities	(4,084,168)	(5,265,673)	(8,868,548)

Investing activities:
Investment in subsidiaries	(37,200,000)	(33,800,000)	(12,830,520)
Loans to subsidiaries	8,842,522	—	—
Dividend received from subsidiaries	5,042,201	—	—
Net cash received from (paid for) settlement of derivatives	441,964	(11,370,796)	(1,777,265)
Net cash used in investing activities	(22,873,313)	(45,170,796)	(14,607,785)

Financing activities:

Share issuance costs refund	—	—	8,779
Proceeds from exercise of share option	3,144,061	148,744	—
Net proceeds from issuance of convertible notes	—	200,000,000	—
Cash paid for repurchase of common shares	—	(1,943,822)	—
Cash paid for insurance cost	—	(7,154,772)	—
Purchase of capped call transaction	—	(23,840,999)	—
Cash paid for repurchase of convertible notes	(32,715,276)	(57,055,127)	—
Payment of loan from subsidiaries	—	(29,235,437)	(2,842,205)
Borrowing from subsidiaries	56,740,101	—	—
Net cash provided by financing activities	27,168,886	80,918,587	(2,833,426)

Effect of exchange rate changes	(41,733)	—	—
Net increase (decrease) in cash and cash equivalents	169,672	30,482,118	(26,309,759)
Cash and cash equivalents, beginning of year	$1,022,671	$1,192,343	$31,674,461
Cash and cash equivalents, end of year	$1,192,343	$31,674,461	$5,364,702

Supplemental schedule of non-cash transactions
Conversion of debt to equity	$—	$125,160,333	$—
Capital reduction of ReneSola Singapore	$—	$—	$70,820,977

SCHEDULE 1—RENESOLA LTD CONDENSED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 and 2012

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

