Form 20-F
period 2013-12-31
ReneSola Ltd
filed 2014-04-25
CIK 1417892

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013.

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

203,367,464 shares, no par value per share, as of December 31, 2013

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

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

•	“we,” “us,” “our company,” “our” or “ReneSola” refers to ReneSola Ltd, a British Virgin Islands company, its predecessor entities and its subsidiaries;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report on Form 20-F only, Taiwan, and the special administrative regions of Hong Kong and Macau;

•	all references to “RMB” or “Renminbi” refer to the legal currency of China; all references to “$,” “dollars” and “U.S. dollars” refer to the legal currency of the United States; all references to “£” and “pounds sterling” refer to the legal currency of the United Kingdom; all references to “€” or “Euro” refer to the official currency of the European Union and the currency that is used in certain of its member states;

•	“ADSs” refers to our American depositary shares, each of which represents two shares, and “ADRs” refers to the American depositary receipts that evidence our ADSs; and

•	“shares” refers to shares of ReneSola Ltd with no par value.

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

For disclosure of operating data as of and after January 1, 2013, we have assumed an average conversion efficiency rate of 19.0% and 17.8% for solar cells using our monocrystalline wafers and multicrystalline wafers, respectively. Based on this conversion efficiency, for wafers produced on or after January 1, 2013 and prior to January 1, 2014, we have assumed that (i) each 125 mm by 125 mm monocrystalline wafer can generate approximately 2.7 W of power, (ii) each 156 mm by 156 mm monocrystalline wafer can generate approximately 4.2 W of power and (iii) each 156 mm by 156 mm multicrystalline wafer can generate approximately 4.2 W of power. Assumption of power generation from each wafer may change in the future.

All references to “PV” are to photovoltaic. The photovoltaic effect is a process by which sunlight is converted into electricity.

This annual report on Form 20-F includes our audited consolidated balance sheets as of December 31, 2012 and 2013 and our audited consolidated income statements, consolidated statements of comprehensive income (loss), consolidated statements of changes in equity and consolidated statements of cash flows for each of the three years ended December 31, 2013.

This annual report contains translations of certain Renminbi amounts into U.S. dollars at the rate of RMB6.0537 to $1.00, the noon buying rate in effect on December 31, 2013 as set forth in the H.10 Statistical Release of the Federal Reserve Bank Board. We make no representation that the Renminbi or dollar amounts referred to in this annual report on Form 20-F could have been or could be converted into dollars or Renminbi, as the case may be, at any particular rate or at all. See “Item 3. Key Information—D. Risk Factors—Risk Related to Doing Business in China—Fluctuations in exchange rates may have a material adverse effect on your investment.” On April 18, 2014, the noon buying rate was RMB6.2240 to $1.00.

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

On March 15, 2011, we completed an offering of $175 million of convertible senior notes due 2018, with an additional sale of $25 million principal amount of the notes on April 7, 2011 pursuant to the over-allotment option exercised by the initial purchasers, to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended, or the Securities Act. The convertible senior notes will mature on March 15, 2018. In connection with the pricing of the convertible senior notes, we entered into a capped call transaction and an additional capped call transaction, which covers, subject to customary anti-dilution adjustments, the number of ADSs underlying the option notes, with an affiliate of one of the initial purchasers of the notes, or the hedge counterparty. The capped call transactions are expected generally to reduce potential dilution to the shares and ADSs upon conversion of the convertible senior notes. The capped call transactions are separate transactions entered into by us with the hedge counterparty and are not part of the terms of the notes and do not change the noteholders’ rights under the notes. Holders of the convertible senior notes do not have any rights with respect to the capped call transactions. During 2011, we repurchased $88.4 million aggregate principal amount of our convertible senior notes using $57.1 million in cash. As of December 31, 2013, the carrying value of our convertible senior notes was $111.6 million.

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

In August 2011, our board of directors authorized a share repurchase program under which we may repurchase up to $100 million in aggregate value of our outstanding shares during a six-month period ended February 20, 2012 on the open market or in privately negotiated transactions. We repurchased an aggregate of 645,424 ADSs, representing 1,290,848 shares, on the open market for a total cash consideration of $1.9 million in 2011, which were cancelled as of February 29, 2012. We did not repurchase any ADSs in 2012 or 2013.

In September 2013, we completed a registered direct offering of 15,000,000 ADSs, representing 30,000,000 of our shares, and warrants to purchase up to 10,500,000 additional shares, representing 35% of warrant coverage in the offering, at approximate $70 million before exercise of warrants.  The net proceeds from the offering were approximately $65.9 million (excluding proceeds from the exercise of warrants) based on the public offering price of $4.67 per ADS and warrants for 35% of an ADS.  The warrant has an initial exercise price of $3.02 per share (or $6.04 per ADS).  The warrants are exercisable immediately and will expire four years from the date of issuance.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

Our Selected Consolidated Financial Data

The following selected data from the consolidated income statements for the years ended December 31, 2011, 2012 and 2013 and the selected consolidated balance sheet data as of December 31, 2012 and 2013 are derived from our audited consolidated financial statements included elsewhere in this annual report. The selected data from the consolidated income statements for the years ended December 31, 2009 and 2010 and the consolidated balance sheet data as of December 31, 2009, 2010 and 2011 are derived from our consolidated financial statements, which are not included in this annual report. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. The historical results are not necessarily indicative of results to be expected in any future period.

	For the Year Ended December 31,
	2009	2010	2011	2012	2013
	(in thousands, except percentage, share and per share data)
Consolidated Statement of Income Data
Net revenues(1)	$510,405	$1,205,579	$985,279	$969,132	$1,519,635
Cost of revenues(2)	(553,607)	(857,615)	(889,226)	(1,004,826)	(1,416,372)
Operating (expenses) income:
Sales and marketing	(5,399)	(8,360)	(17,233)	(33,646)	(65,753)
General and administrative	(29,084)	(43,314)	(38,550)	(50,882)	(55,633)
Research and development	(14,507)	(36,263)	(47,055)	(44,102)	(46,452)

	For the Year Ended December 31,
	2009	2010	2011	2012	2013
	(in thousands, except percentage, share and per share data)
Other operating (expenses) income	1,633	(14,083)	18,327	1,656	45,886
Impairment of long-lived assets	—	—	—	(6,438)	(202,757)
Goodwill impairment	—	—	—	(6,161)	—
Intangible asset impairment	—	—	—	(3,764)	—
Total operating expenses	(47,356)	(102,020)	(84,511)	(143,337)	(324,709)
Income (loss) from operations	(90,558)	245,944	11,542	(179,031)	(221,446)
Non-operating income (expenses):
Interest income	1,716	1,835	7,862	7,118	8,443
Interest expense	(17,122)	(23,246)	(37,190)	(50,629)	(52,109)
Foreign exchange (losses) gains	(1,433)	(1,814)	6,612	1,386	(368)
Gains on repurchase of convertible notes	7,995	6	28,350	—	—
Gains (losses) on derivatives, net	—	6,268	(15,297)	(54)	634
Fair value change of warrant liability	—	—	—	—	3,203
Investment (loss)	—	—	(193)	—	—
Other-than-temporary impairment loss on available-for-sale investment	(13,367)	—	(6,207)	—	—
Total non-operating (expenses)	(22,211)	(16,950)	(16,063)	(42,179)	(40,197)
Income (loss) before income tax, non-controlling interests	(112,770)	228,994	(4,520)	(221,210)	(261,643)
Income tax benefit (expenses)	41,156	(59,998)	4,851	(21,352)	2,723
Equity in (loss) of investee, net of tax	(291)	—	—	—	—
Net income (loss)	(71,904)	168,996	331	(242,562)	(258,920)
Less: Net income (loss) attributable to non-controlling interests	—	—	(2)	(47)	(4)
Net income (loss) attributable to holders of ordinary shares	$(71,904)	$168,996	$333	$(242,515)	(258,916)
Earnings (loss) per share:
Basic	$(0.49)	$0.98	$0.00	$(1.40)	$(1.42)
Diluted	$(0.49)	$0.97	$0.00	$(1.40)	$(1.42)
Earnings (loss) per ADS:
Basic	$(0.98)	$1.96	$0.00	$(2.81)	$(2.85)
Diluted	$(0.98)	$1.93	$0.00	$(2.81)	$(2.85)
Weighted average number of shares used in computing earnings per share:
Basic	147,553,679	172,870,921	173,496,901	172,671,369	182,167,908
Diluted	147,553,679	175,111,731	173,870,162	172,671,369	182,167,908
Other Consolidated Financial Data
Gross margin	(8.5)%	28.9%	9.7%	(3.7)%	6.8%
Operating margin	(17.7)%	20.4%	1.2%	(18.5)%	(14.6)%
Net margin	(14.1)%	14.0%	0.0%	(25.0)%	(17.0)%

	For the Year Ended December 31,
	2009	2010	2011	2012	2013
	(in thousands, except percentage, share and per share data)
Selected Consolidated Operating Data
Solar power products shipped (in MW)(3)	526.6	1,182.8	1,294.8	2,219.3	3,218.0

(1)	Included approximately $nil, $nil, $6.8 million, $63.7 million and $3.1 million of net revenues from products sold to related parties in 2009, 2010, 2011, 2012 and 2013, respectively.

(2)	Included approximately $nil, $nil, $6.7 million, $68.3 million and $3.6 million of cost of revenues of solar products sold to related parties in 2009, 2010, 2011, 2012 and 2013, respectively.

(3)	Included solar ingots, wafers, cells and modules shipped, as well as solar wafers and modules shipped from processing services.

	As of December 31,
	2009	2010	2011	2012	2013
	(in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	$106,808	$290,702	$379,039	$93,283	$86,773
Inventories	137,844	170,599	154,182	254,880	359,577
Advances to suppliers—current	12,092	26,315	16,164	23,614	14,210
Total current assets	480,224	698,009	832,922	873,779	1,206,798
Property, plant and equipment, net	702,816	801,472	980,165	1,102,562	863,093
Advances for purchases of property, plant and equipment	20,840	26,930	25,867	8,317	2,214
Advances to suppliers—noncurrent	8,072	13,743	17,644	5,928	5,627
Total assets	1,284,829	1,593,945	1,948,976	2,058,325	2,139,751
Short-term borrowings	358,634	400,798	570,894	733,618	673,096
Advances from customers—current	53,852	57,396	58,238	40,384	99,499
Total current liabilities	609,851	778,247	989,377	1,442,229	1,712,973
Total equity	396,263	586,464	601,141	364,403	169,107
Total liabilities and equity	$1,284,829	$1,593,945	$1,948,976	$2,058,325	$2,139,751

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Related To Our Business

Our financial leverage may hamper our ability to expand and may materially affect our results of operations. Our borrowing levels and the tightening of credit generally in the industry in the PRC may adversely impact our ability to obtain new financing.

We have relied on short-term and long-term borrowings and capital market financing, including convertible notes, to fund a portion of our capital requirements and expect to continue to do so in the future. We have significant borrowings from commercial banks in China. Our borrowings include primarily short-term borrowings, which decreased from $733.6 million as of December 31, 2012 to $673.1 million as of December 31, 2013, of which $343.0 million was attributable to trade financings as of December 31, 2013, which increased from $316.8 million as of December 31, 2012 to satisfy our working capital requirements. Our working capital deficit was $568.4 million and $506.2 million as of December 31, 2012 and 2013, respectively. Our long-term borrowings increased from $56.6 million as of December 31, 2012 to $69.5 million as of December 31, 2013. We completed an offering of convertible senior notes due 2018 in March 2011 and the carrying value of our convertible senior note was $111.6 million as of December 31, 2013.

The amount of our borrowings could constrain our operational flexibility, including requiring a substantial portion of our cash flows to be set aside to service our debt obligations, increasing our exposure to interest rate fluctuations and limiting our ability to obtain additional financing. Furthermore, the PRC government may pass measures to tighten credit, including trade financing, available in the PRC market. All of the above may impair our ability to obtain financing on favorable terms, or at all. In addition, we may not be able to raise necessary funding on favorable terms, or at all, to finance our current liabilities and other debt obligations. If our cash flows and capital resources are insufficient to service our debt obligations, our business, prospects and financial conditions may be materially and adversely affected. If we fail to obtain additional sources of financing, we may not be able to continue to fund its operations or business.

We intend to obtain additional debt obligations to finance our operations and future expansions. To the extent we are successful in obtaining additional financing, we will allocate an increasing portion of our cash flows to service our debt obligations. This could impair our ability to make necessary capital expenditures, develop business opportunities or make strategic acquisitions. Our business may not generate sufficient cash flows from operations in the future to service our debt and make necessary capital expenditures, in which case we may seek additional financing, dispose of certain assets or seek to refinance some or all of our debt. In addition, these alternatives may not be implemented on satisfactory terms, if at all. In the event that we are unable to meet our debt obligations when they become due or if our creditors take legal action against us for repayment upon any default, we may have to liquidate our long-term assets to repay our creditors. This would materially and adversely affect our operations and prevent us from successfully implementing our business strategy. In addition, we may have difficulty converting our long-term assets into current assets in such a situation and may suffer losses from the sale of our long-term assets and may not be able to continue our business.

Volatile market and industry trends, in particular, unfavorable changes in supply or demand for solar power products throughout the value chain, and continued substantial downward pressure on the prices of our products will have a negative impact on our business and results of operations.

The volume of our sales and prices of our solar power products depend on a variety of factors, including supply and demand of solar power products in key solar markets. The solar industry has seen an increase in demand for solar power products due in part to the improvement of global economic conditions since 2009, when the global economic downturn had a material impact on demand for solar power products. Despite a recovery in demand, the prices of solar power products have been volatile in recent years due to the unstable supply of solar power products. Even though demand has gradually increased in the last two years and the average price has increased and stabilized since the beginning of 2013, the industry may still be operating oversupplied throughout the solar value chain in the near future. In addition, the solar industry is expected to continue to be highly competitive. Increased production efficiencies and improved technologies may further reduce costs of polysilicon and other silicon raw materials, which have already declined significantly over the past few years. Potential further expansion of manufacturing capacity in the future by us or by our competitors and potential new entrants into the market, given the relatively low barriers to entry, may result in continued excess capacity in the industry.

If the oversupply of solar power products continues to exist, the end markets for solar power products do not grow or start to weaken or if we are unable to lower our costs in line with the decline in prices, by, for example, increasing our manufacturing efficiency, securing polysilicon feedstock and consumables at lower costs, achieving technological advances and/or other means reasonably available to us, our business and results of operations would be materially and adversely affected.

Imposition of anti-dumping and countervailing orders in one or more markets may result in additional costs to our customers and disruptions in such markets and could materially and adversely affect our business, results of operations, financial conditions and prospects.

Trade actions initiated in the United States or other jurisdictions, including the European Union and India, and the resulting anti-dumping and countervailing duties imposed on solar imports in those jurisdictions could cause disruptions in the solar markets, result in additional costs to our customers and could materially and adversely affect our business, results of operations, financial conditions and prospects. Specifically,

•	In 2011, trade actions were initiated by solar companies in the United States against imports of Chinese solar panels. In November 2012, the U.S. International Trade Commission, or the USITC, upheld higher tariffs that had been imposed in October 2012 by the U.S. Department of Commerce, or the USDOC. Recently, the USDOC has, in an effort to monitor the compliance with the antidumping and countervailing orders, requested certain major Chinese solar panel manufacturers selling to the United States to submit information to substantiate their claim that panels/modules imported by such manufacturers into the United States do not contain solar cells produced in the PRC. The rates at which duties will be assessed and payable is subject to administrative reviews in 2014 pursuant to a request by SolarWorld AG and may differ from the announced deposit rates. A number of parties have challenged rulings of the USDOC and the USITC in appeals in the U.S. Court of International Trade. Decisions on those appeals are not expected until late 2014.

On December 31, 2013, the U.S. unit of SolarWorld AG filed a new trade action at the USDOC and the USITC accusing Chinese producers of certain crystalline silicon photovoltaic, or CSPV, cells and modules of dumping their products into the United States and of receiving countervailable subsidies from the Chinese authorities. This trade action also accuses Taiwanese producers of certain CSPV cells and modules of dumping their products into the United States. Excluded from these new actions are those Chinese-origin solar products covered by the 2012 rulings detailed above. The USDOC and the USITC are investigating the validity of these claims. We were identified as one of a number of Chinese exporting producers of subject goods to the U.S. market. We also have affiliated U.S. operations that import goods subject to these new investigations.

On March 25, 2014, we received a letter from the USDOC in which we were named as one of the mandatory respondents related to an anti-dumping investigation. According to the World Trade Organization rules, the USDOC has to guarantee the export quantities of the sampled companies accounted for a certain percentage of the total export sales of China. It is common practice for the USDOC to select certain companies with relatively large market share in the United States to participate in the investigation. We intend to fully cooperate with the investigation proceedings and to pursue the best outcome for us, as well as the industry. It is estimated the USDOC will make a preliminary ruling in June 2014. If the USDOC finds sharply increased Chinese shipments to the United States from March 2014 to the preliminary ruling date, this investigation may result in certain retroactive tariffs being applied on products shipped to the United States within the investigation scope, including modules with Chinese and Taiwanese cell elements. We cannot predict the outcome of these proceedings at this time but if we fail to effectively manage our sales and supply chain to ensure our compliance with the U.S. antidumping and countervailing orders or demonstrate to the satisfaction of the USDOC upon request of our compliance with the orders, we may be subject to retrospective actions by the USDOC resulting in penalties such as suspension of unliquidated entries into the United States and/or posting of antidumping duty cash deposits or bonds.

•	On June 4, 2013, the European Union imposed provisional anti-dumping duties on Chinese solar panels at the starting rate of 11.8% until August 6, 2013, and then from that date, an increased rate of an average of 47.6%. However, on July 27, 2013, the European Union trade commissioner announced his satisfaction with an offer of a price undertaking submitted by Chinese solar panel exporters, including us, under which, according to reports, Chinese solar panel exporters agreed to limit their exports of solar panels to the European Union and for no less than a minimum price per watt, in exchange for the European Union’s agreement to forgo the imposition of anti-dumping duties on these imports of solar panels from China. The accord was approved by the full European Commission on August 2, 2013. According to the accord, solar panels imported into the European Union from China after the annual quota is reached would be subject to anti-dumping duties. According to the reported official statements by the European Union trade commissioner, this accord also could be used to resolve the parallel anti-subsidy investigation, commenced by the European Union on November 8, 2012, prior to the imposition of provisional anti-subsidy measures. On August, 7, 2013, the European Commission announced that it would not impose any provisional measures in its anti-subsidy investigation. On December 5, 2013, the European Council announced its final decision imposing definitive antidumping and anti-subsidy duties on imports of crystalline silicon PV cells and modules originating from or consigned from China. An average duty of 47.7%, consisting of the anti-dumping and anti-subsidy duties, will be applied for a period of two years beginning on December 6, 2013 to Chinese solar panel exporters who cooperated with the European Commission’s investigations. On the same day, the European Commission announced its decision to confirm the acceptance of the price undertaking offered by Chinese export producers with the China Chamber of Commerce for Import and Export of Machinery and Electronic Product in connection with the anti-dumping proceeding and to extend the price undertaking to the anti-subsidy proceeding, which will exempt them from both anti-dumping and anti-subsidy duties. For the portion of our PV modules produced in China that will be sold into the European Union, we intend to comply with the minimum price set in the accord to avoid any anti-dumping duties. As the European Union is the largest market for solar power products, and China is the largest producer of solar panels, anti-dumping and/or countervailing duties imposed on imports of solar power products into the European Union from China will continue to affect the stability of the solar markets;

•	In November 2012, India initiated an anti-dumping investigation on imported solar products from China, Taiwan, the United States, and Malaysia. The scope of the Indian complaint includes thin-film and CSPV cells and modules, as well as “glass and other suitable substrates.” The period of investigation is from January 1, 2011 to June 30, 2012. The final findings of the last stage of the investigation are expected to be issued by the end of May 2014; and

•	Import restrictive proceedings initiated in China and any anti-dumping or countervailing duties imposed by Chinese authorities on silicon imports, which could increase the costs of polysilicon and hence our cost of production. In 2012, some solar power products producers in China filed anti-dumping and countervailing actions with the Ministry of Commerce of the PRC. In July and November 2012, the Ministry of Commerce of the PRC initiated an investigation on the import of polycrystalline silicon from the United States, the European Union and South Korea. On July 18, 2013, the Ministry of Commerce of the PRC announced that it would impose temporary security deposits on imports of solar-grade polysilicon at rates as high as 57% for U.S. suppliers and 48.7% for South Korean suppliers. On January 20, 2014, the Ministry of Commerce of the PRC announced the final action that it would impose countervailing duty on imports of solar-grade polysilicon at rates from 21% to 57% for U.S. suppliers and from 2.4% to 48.7% for South Korean suppliers in the following five years. Although we do not import any polysilicon from the United States and only approximately 14.0% of our total polysilicon supply in 2013 was purchased from a South Korean supplier, and which is subject to a 2.4% temporary security deposit imposed by China, we cannot assure you that there we will not be subject to any such deposit requirements in the future.

If we are unable to effectively manage these risks related to international sales, our ability to expand our business abroad will be materially and severely impaired and our cost of raw materials could increase. Other trade barriers in these and other markets, such as export requirements, taxes and other restrictions and expenses, may also be erected which could make our exports less competitive in some countries.

Our polysilicon project may not achieve our planned utilization rate or operational efficiency, which may negatively affect our profit margin. Any issues with our polysilicon manufacturing facilities as a result of operating hazards and natural disasters may limit our ability to manufacture such products.

In 2012, we completed the construction of a polysilicon manufacturing facility in Meishan, Sichuan Province, through our wholly owned subsidiary, Sichuan ReneSola Silicon Material Co., Ltd., or Sichuan ReneSola, which was established in the Sichuan Province in August 2007. We ramped up our polysilicon manufacturing facility in two phases. Phase I of our polysilicon facility had been in full operation since the beginning of 2011 and Phase II of the facility was completed in June 2013. Prior to our operation of the polysilicon manufacturing facility in the Sichuan Province, we did not have any experience in operating polysilicon production facilities. Manufacturing polysilicon is a highly complex chemical process and we may not be able to produce polysilicon of sufficient quantity and quality or at a cost comparable to or lower than those of other polysilicon manufacturers or on schedule to meet our wafer manufacturing requirements. Minor deviations in the manufacturing process can cause substantial decreases in yield and in some cases cause production to be suspended or to yield no output. In addition, our production cost was higher than previously expected due to continuous trial runs, system testing, purchases of trichlorosilane, or TCS, and minimal activated hydrogenation processes. At the end of September 2013, we concluded that our efforts to sufficiently reduce the cost of polysilicon production as compared to its prevailing market price were not successful. After conducting a further internal assessment we determined that it was no longer feasible to operate our Phase I facility without incurring a loss and to recognize the impairment charge in its wafer segment accordingly. Production at the Phase I facility was permanently discontinued in October 2013.

If our remaining polysilicon production facility experiences any additional delays or defect in operations, we may suffer a setback to our raw material procurement strategy. We may also fail to manufacture polysilicon of sufficient quantity, quality or at competitive costs compared to the polysilicon available from the market, thereby making our polysilicon manufacturing facility uneconomical to run, which would negatively impact our profit margin and financial results. If the price of polysilicon and other raw materials rise and we are required to make purchases at higher than anticipated market rates, our profit margin may be further negatively impacted. If our polysilicon production facility does not perform as planned we may be unable to recover our investments or be forced to write down the value of the assets.

Because our polysilicon manufacturing capabilities are concentrated in our manufacturing facilities in the Sichuan Province, any problem in our facilities may limit our ability to manufacture such products. We may encounter problems in our manufacturing facilities as a result of, among other things, production failures, construction delays, human error, equipment malfunction or process contamination, which could seriously harm our operations. We may also experience fires, floods, droughts, power losses and similar events beyond our control that would affect our facilities. Operating hazards and natural disasters, such as earthquakes may also cause interruption to our operations, property and/or environmental damage as well as personal injuries, and any of these incidents may have a material adverse impact on our results of operations. On April 20, 2013, a strong earthquake hit part of the Sichuan Province, resulting in significant casualties and property damage. Also, in July 2013, flooding in the Sichuan Province caused a delay of our polysilicon production. While we did not suffer any significant loss or experience any significant disruption due to the earthquake or the flooding, if a similar disaster were to occur in the future that affects any place where we have major operations, our operations could be disrupted and affected by loss of personnel and damage to property. Although we carry business interruption insurance, losses incurred or payments required to be made by us due to operating hazards or natural disasters that are not fully insured may have a material adverse effect on our financial condition and results of operations.

Our long-lived assets may be subject to impairment.

We evaluate our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable or that the useful life of the asset is shorter than originally estimated. We recognize an impairment loss in the event the carrying amount exceeds the estimated future undiscounted cash flows attributable to such assets. The impairment charge recognized is based on the amount by which the carrying amount asset exceeds their fair value. In 2012, as a result of the effects of weakening market conditions and a sustained, significant decline in our market capitalization to a level lower than our net book value, we concluded that changes in circumstances existed and performed recoverability tests, based on which we determined that the carrying value of certain assets of monocrystalline furnaces would not be recoverable and recorded an impairment loss on long-lived assets of $6.4 million. In addition, at the end of September 2013, we concluded that our efforts to sufficiently reduce the cost of polysilicon production as compared to its prevailing market price were not successful. After conducting a further internal assessment we determined that it was no longer feasible to operate our Phase I facility without incurring a loss and to recognize the impairment charge in our wafer segment accordingly. Production at the Phase I facility was permanently discontinued in October 2013. If we are forced to write down the value of our long-lived assets again in the future, these non-cash asset impairments could materially and negatively affect our results of operations in the period in which they are recorded.

We require a substantial amount of cash to fund our operations. If we fail to obtain additional capital when we require it, our prospects and future profitability may be materially and adversely affected.

We require a significant amount of cash to fund our operations. We require capital to fund any expansion of our manufacturing capacities and our research and development activities in order to remain competitive in the solar industry. Future expansions, changes in market conditions or other developments will also cause us to require additional funds. Due to prevailing market conditions and industry practice, we have been providing longer credit terms to a number of customers (as it has become customary in the industry to do so), which has had effect on our cash flows. Such customers who have high credit worthiness may be granted longer credit terms, however, we do not amend contracts once delivery is deemed to have occurred. Moreover, as of December 31, 2013, our current liabilities exceeded our current assets by $506.2 million. While we had cash and cash equivalents of $86.8 million as of December 31, 2013 and a positive cash flow from operations of $118.6 million, we also had short-term bank borrowings of $629.2 million all due within one year, and the current portion of our long-term bank borrowings amounted to $43.9 million, which is not expected to be renewed.

As of December 31, 2013 several factors have raised doubt about our ability to continue as a going concern for the foreseeable future, including (i) the solar industry being negatively impacted by a number of factors including excess capacity, reduction of government incentives in key solar markets, higher import tariffs and the European debt crisis, (ii) for the year ended December 31, 2013, we incurred an operating loss of $221.4 million, and (iii) as of December 31, 2013, our current liabilities exceed our current assets by $506.2 million. These factors could adversely affect our ability to meet our ongoing financing needs as well as to obtain third party financing, which is subject to a number of uncertainties, including our future financial condition, operations and reputation, general market conditions in our industry and economic, political and other conditions in China and elsewhere. For example, weakening global economic conditions and macroeconomic factors in the PRC, such as credit tightening policies implemented by the Chinese government, may negatively impact our ability to obtain financing in a timely manner or on commercially acceptable terms.

We may not be able to refinance our borrowings as they mature. In the event that we are unable to obtain extensions of these borrowings or sufficient alternative financing at reasonable terms to make repayments, as we do not expect to be able to generate sufficient cash from operating activities in 2014 to repay all of these borrowings, we may not be able to repay such borrowings in full or at all when due and, if we were to default on the repayment of these borrowings, would not be able to continue our operations as a going concern. Moreover, future turbulence in global economic conditions and the potential impact on the liquidity of financial institutions may have an adverse effect on our ability to fund our operations and future expansion through borrowings or our ability to borrow on terms that we believe to be reasonable, or at all. Our operations, results of operations and growth prospects may be materially and adversely affected if the global economic conditions worsen or do not improve.

We face uncertainties in connection with the implementation of our business strategy to transform our business focus from solar wafer production to module production.

At the end of 2012, we started to implement our business strategy to transform the focus of our business from solar wafer production to module production. The shift in our business focus was completed in 2013. In connection with this business transformation, we have implemented a number of strategic initiatives, including increasing our module sales and marketing staff and expanding our in-house module manufacturing capacity from 500 MW to 1.2 gigawatt, or GW, which we believe to have been executed with high efficiency equipment and advanced technologies. However, we cannot assure you that we will be able to continue to implement our business strategy and initiatives effectively and efficiently or that our transformation will result in improved production, sales or operating results or generate shareholder value in the long term. Moreover, as we shift our emphasis to solar module production, we also have to compete with existing players in the solar module market, many of whom are established players with greater resources, longer relationships with customers, greater brand recognition and larger scales of production. If our transformation strategy and initiatives do not achieve their intended results, or if we do not compete successfully against existing players in the solar module market, our business, operations and financial results may be materially and adversely impacted.

Our ability to increase our production of solar modules and expand our module sales business is subject to significant risks and uncertainties, including without limitation:

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

Polysilicon is an essential raw material in the production of our solar power products. We currently produce 6,000 metric tons of polysilicon internally, but it is not sufficient to meet our total demand. The market price of polysilicon rose from $13 to $23 during the course of 2013. If prices continue to rise, we will incur higher costs relating to the external purchase of polysilicon, which may adversely affect our overall profitability. On the contrary, if the actual prices of polysilicon and our finished products are less favorable than our forecast, we may be exposed to inventory write-downs on a net realizable value basis, which may have an adverse effect on our results of operations. In addition, we have entered into long-term polysilicon purchase agreements with international suppliers. In the past, the long-term polysilicon purchase agreements we entered into with international suppliers did not provide for price adjustments in the event of fluctuations in the market price of polysilicon. In 2012, we renegotiated with these suppliers for each purchase order during the year ended December 31, 2012 and successfully changed the terms to be close to the market price. If we are unable to make similar arrangements in the future, we may incur higher raw material costs than market prices or our competitors who are not bound by long-term supply contracts for fixed prices, which in turn could have a material adverse effect on our competitiveness, results of operations and financial condition. Furthermore, in light of the volatility of polysilicon prices and changes in supply and demand of solar power products, our suppliers and customers may become involved in negotiations or disputes with us regarding terms and conditions of the agreements or arrangements with them, including the quantity and price of the products to be delivered under existing agreements or arrangements. Any negotiation or litigation arising out of these disputes could distract management from the day-to-day operation of our business, subject us to potentially significant legal expenses, result in the forfeiture of our deposits under long-term polysilicon contracts and interrupt the sourcing of our polysilicon or the sales of our solar power products, which could materially and adversely affect our business and results of operations.

Volatility in the prices of, and any failure to secure the supply of, other raw materials may have a material adverse effect on our business and results of operations.

In addition to polysilicon, we also depend on the supply of other raw materials such as steel and slurry for our production activities. Given our focus on cost reductions in a market where our products are under an industry-wide downward pressure on pricing, we may be outbid by purchasers in other industries or other players in the same industry for such raw materials. If we are unable to secure the supply of such raw materials at reasonable costs, we may experience interruptions to our production or otherwise incur significant costs that could have a material adverse effect on our business and results of operations.

Moreover, we are subject to fluctuations in the prices of such other raw materials. If we are unable to manage such risks, we may incur substantial costs when the prices of such raw materials increase significantly or experience write-downs in our inventory when their prices decline, which in turn could have a material adverse effect on our business, financial condition and results of operations.

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

If our internal control system fails to detect, prevent or remedy risks in our business as intended or if there is any misconduct by our employees in violation of our policies or applicable laws and regulations, our business, financial condition and results of operations could be materially and adversely affected, and our reputation could be severely damaged.

We maintain internal control systems consisting of components such as an internal control department, a whistleblower hotline and other channels for internal reporting, and policies and procedures that are designed to monitor and control potential risk areas relevant to our business operations. However, due to the inherent limitations in the design and implementation of any internal control system, we cannot assure you that our internal control system will be able to identify, prevent and remedy all risks arising from our business activities as intended or otherwise effectively implemented, monitored or managed by us. Moreover, we cannot guarantee all of our employees will act in compliance with our employee policies and applicable laws and regulations. Any misconduct or violation by employees could adversely affect our business and reputation or lead to regulatory sanctions against or litigation costs incurred by us.

In addition, as we continue to transform the focus of our business from solar wafer production to both solar wafer and module production, expand our product lines and breadth of operations globally, our business operations will become more complex. Although we will continue to reassess and seek ways to improve upon our internal control system as necessary, the transformation and expansion of our business operations may give rise to additional internal control risks that are currently unknown to us, despite any efforts to anticipate such risks.

If our internal control system fails to detect risks in our business as intended or to be effectively implemented, monitored and managed, or if we fail to adopt new internal control procedures commensurate with our expanding business operations, or if our employees fail to comply with our policies and applicable laws and regulations, our business, financial condition and results of operations could be materially and adversely affected, and our reputation could be severely damaged.

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

However, as the solar power industry continues to develop, these government subsidies and economic incentives have been reduced and could continue to be reduced or be eliminated altogether. For example, in 2011, a decrease in payment to solar power producers, in the form of feed-in tariffs and other reimbursements and a reduction in available financing caused a decrease in the growth in a number of solar power projects in the European markets. Certain reduction in feed-in-tariff programs continued in 2012 and 2013 across Europe, including Germany, Italy, Spain, Romania and Czech. According to the Notice re Leveraging the Price to Promote the Health Development of the Photovoltaic Industry issued by the Department of Price of the PRC National Development and Reform Commission, or NDRC, on August 26, 2013, since September 1, 2013, the feed-in-tariff in China has been reduced to a range of RMB0.90/kwh to RMB1.00/kwh depending on the project location, from RMB1.15/kwh for projects approved prior to July 1, 2011 or from RMB1.00/kwh for projects approved after July 1, 2011. See “Item 4. Information on the Company—D. Business Overview—Regulations—Renewable Energy Law and Other Government Directives.” Although the solar power industry is currently moving towards the economies of scale necessary for solar power to become cost-effective in a non-subsidized market, the reduction or elimination of government subsidies and economic incentives for on-grid solar power applications could result in decreased demand for our products and cause our revenues to decline. Although, under the most recently proposed five-year plan, we expect China to become one of the largest markets for solar power products in 2013 and beyond, and although we have seen substantial growth out of markets such as the United States, Japan, and Australia, Europe continues to be an important market. As European governments continue to decrease their subsidies, Chinese solar power products may continue to experience excess capacity, which could impact the demand and pricing of our solar power products, which could materially and adversely impact our revenues and profitability.

Turbulence in global financial markets and economies may adversely affect the solar industry, the demand for solar power products, and our operating results, financial condition and liquidity.

Demand for solar power products is influenced by macroeconomic factors such as global economic conditions, the supply and the prices of other energy products, such as oil, coal and natural gas, as well as government regulations and policies concerning the electric utility industry. A decrease in prices of fossil fuels, for example, could reduce demand for alternative forms of energy, such as solar power. We are affected by the solar market and industry trends. In 2011, payments to solar power producers decreased as governments in Europe, under pressure to reduce sovereign debt levels, reduced subsidies such as feed-in tariffs, which tariffs require public utility companies to pay higher prices for solar power than for power generated through conventional means. In 2012, continued instability in the European financial markets coupled with continued oversupply in the solar market contributed to difficult market conditions for solar power producers. In 2013, the solar sector recovered as solar product manufacturers adopted a more rational approach, a series of industry restructuring and integration took place and market demand increased. However these market conditions may not last in the long-run if potentially increased manufacturing capacity and insufficient rationalization of capacity drive the market into continued oversupply, which may adversely affect the prices of solar power products.

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

The solar market is increasingly competitive and continually evolving, which may result in price reductions, reduced profit margins or loss of market share by us. Our competitors include integrated solar power product manufacturers, specialized solar wafer manufacturers, solar wafer manufacturing divisions of large conglomerates, specialized cell and module manufacturers, polysilicon suppliers with ingot and wafer producing capacities, integrated module manufacturers and end-market system integrators. Many of our competitors have longer operating histories, stronger market positions, larger manufacturing capabilities, greater resources, better brand name recognition and better access to favorably priced silicon raw materials than we do. Some of our competitors have an established track record in large-scale polysilicon manufacturing and they may have an advantage over us in polysilicon feedstock costs. Many of our competitors also have more established distribution networks and larger customer bases. As a result, they may be able to devote greater resources to the research, development, promotion and sale of their products or respond more quickly to evolving industry standards and changes in market conditions than we can. The key barriers to enter into our industry at present consist of access to capital resources, advanced manufacturing technologies, a competitive cost structure and skilled personnel. If these barriers disappear or become more easily surmountable, new competitors may successfully enter our industry. If we fail to compete successfully, our business would suffer and we may lose or be unable to gain market share.

One of the competitive factors in solar power industry is conversion efficiency. Conversion efficiency of solar power products is not only determined by the quality of solar wafers but is also dependent on the solar cell and module production processes and technologies. Therefore, solar wafer manufacturers usually assume the conversion efficiency of their solar wafers based on the conversion efficiency of solar cells and modules manufactured by their customers. There is a lack of publicly available information on the conversion efficiency of solar wafers and accordingly, investors may not be able to obtain a comprehensive view of our competitive position vis-à-vis our competitors.

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

In the past, we sold a substantial portion of our solar wafers to a limited number of customers. In 2013, our top five wafer customers accounted for approximately 52% of our wafer sales and 10.8% of our net revenues and our largest wafer customer accounted for approximately 24.8% of our wafer sales and 5.1% of our net revenues. Our top five module customers accounted for approximately 20.6% of our module sales and 15.1% of our net revenues and our largest module customer accounted for approximately 4.6% of our module sales and 3.4% of our net revenues. Since the end of 2011, we have increasingly focused our effort on solar module development and productions and have become primarily a module producer since the end of 2013, which is also expected to reduce our dependence on a limited number of solar wafer customers.

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

Since October 2009, we have held a minority equity interest in a polysilicon manufacturer or the investee whose shares are traded on the Toronto Stock Exchange, or TSX. If the fair value of these shares declines below their cost basis and we determine that the decline is permanent, we are required to record an impairment loss for the applicable period. In 2009, due to the rapid decline of the investee’s share price as a result of the difficult operating environment for its core business, such as the rapid decline of polysilicon prices, we recorded impairment losses of $13.4 million. We recorded further impairment losses of $6.2 million in 2011 due to the same reason. The investee filed for bankruptcy protection under the Companies’ Creditors Arrangement Act of Canada, or CCAA, in January 2012. As a result of the commencement of proceedings under the CCAA, in February 2012, TSX determined to delist the investee’s shares due to its failure to meet the continued listing requirements of the TSX. As a result, the investment was fully written off in 2011. We may make investments in the future and as a result incur additional expenses as a result of impairment of such investments if their values decline. Any losses incurred could have a material adverse effect on our financial condition and results of operations.

We may not be able to use certain deferred tax assets, which could have a negative impact on our net income.

We recorded approximately $18.9 million as deferred tax assets on our consolidated financial statements as of December 31, 2013. Our ability to use net operating losses to offset earnings is dependent on a number of factors, including our ability to generate taxable income in future years. Should future results of operations or other factors cause us to determine that it is not more likely than not that we will generate sufficient taxable income to fully utilize our deferred tax assets, we would then be required to establish a valuation allowance against such deferred tax assets. We would increase our income tax expense by the amount of the tax benefit we do not expect to realize. This would negatively impact our net income and could have a material adverse effect on our results of operations and our financial position.

If we are unable to effectively manage risks related to international sales, our ability to expand our business abroad would be materially and severely impaired.

In 2013, approximately 66.2% of our net revenues were generated from customers outside of China, Taiwan and Hong Kong. We expanded our international sales efforts in the last several years by focusing on sales to international solar companies with global distribution capabilities. As we continue to expand our module business, we plan to increase sales of our modules internationally. The marketing, distribution and sales of our solar power products in international markets expose us to a number of risks, including:

•	fluctuations in currency exchange rates, such as exchange rate volatility between the Euro and the U.S. dollar and the continuing trend of appreciation of the Renminbi against the U.S. dollar;

•	increased costs associated with maintaining marketing efforts in various countries;

•	difficulty and costs relating to compliance with the different commercial, environmental and legal requirements of the overseas markets in which we offer our products;

•	difficulty in engaging and retaining sales personnel who are knowledgeable about, and can function effectively in, overseas markets;

•	trade actions initiated in the United States or other jurisdictions, including the European Union and India, and the resulting anti-dumping and countervailing duties imposed on solar imports in those jurisdictions. See also “—Imposition of anti-dumping and countervailing orders in one more more markets may result in additional costs to our customers and disruptions in such markets and could materially and adversely affect our business, results of operations, financial conditions and prospectus”;

•	import restrictive proceedings initiated in China and any anti-dumping or countervailing duties imposed by Chinese authorities on silicon imports, which could increase the costs of polysilicon and hence our cost of production. See also “—Imposition of anti-dumping and countervailing orders in one more more markets may result in additional costs to our customers and disruptions in such markets and could materially and adversely affect our business, results of operations, financial conditions and prospectus”;

•	trade barriers such as export requirements, tariffs, taxes and other restrictions and expenses, which could increase the prices of our products and make us less competitive in some countries;

•	failure to comply with international sanction laws, including the rules and regulations promulgated by the office of Foreign Assets Control of the US Department of the Treasury; and

•	failure to control the increase of our operating expenses without a commensurate increase in our revenues as we hire additional sales and marketing personnel in connection with the expansion of our module sales business.

If we are unable to effectively manage these risks related to international sales, our ability to expand our business abroad will be materially and severely impaired.

Our expansion into module operations may cause us to compete with our customers.

As of December 31, 2013, through our subsidiary ReneSola Jiangsu Ltd., formerly known as Wuxi Jiacheng Solar Energy Technology Co., Ltd., or ReneSola Jiangsu, we had an annual module manufacturing capacity of 1.2 GW. Our module sales business has caused us to compete directly with some of our wafer customers, particularly as we increase the sales of our own branded modules in the market. As a result, our relationships with some of our customers have been affected. As we implement our business strategy to expand our module sales business, the competition between us and other module players in the market is likely to intensify. If our customers stop purchasing wafers from us altogether due to our competition with them or if we are unable to sell our wafers to ReneSola Jiangsu due to competition or other reasons, our business and results of operations will be materially and adversely affected.

We may not be able to successfully outsource production of certain of our solar power products.

We are targeting to ship 2.3 GW to 2.5 GW of solar modules in 2014 while our current module shipment capacity is 1.2 GW per year. We expect to outsource some of our production needs to be able to meet our target amount, including under arrangements where related and third parties will manufacture modules for us under supervision. We may not be able to successfully outsource the production of solar modules at the cost, terms and quality satisfactory to us. We may incur additional costs to cure any defects or any delay in shipments and be exposed to additional risks in connection with outsourcing.

Furthermore, we currently do not possess sufficient cell manufacturing capacity to meet the needs of our module manufacturing business and have to rely on external supplies of solar cells, which may not provide us with solar cells at the desirable quality or cost as compared to internal supplies. Further, we cannot be certain that external suppliers will meet our needs in a timely manner. There can be no assurance that there will continue to be an adequate supply of solar cells in the future or that we will continue to be able to procure quality solar cell supplies at prices acceptable to us in a timely manner. Furthermore, we cannot assure you that our solar cell manufacturing capacity will expand sufficiently and in a cost-effective manner to meet the internal demands from our module manufacturing business. Any disruption in the supply of solar cells could have a material adverse impact on our module business, which could in turn have an adverse effect on our business and results of operations.

Any significant claims under the product warranty obligations we assumed during our acquisition of ReneSola Jiangsu and under the product warranty of our solar modules may materially and adversely affect our profitability.

Historically, our solar modules were typically sold with a warranty for minimum power output for up to 20 years following the date of sale. We also provided warranties for our solar modules against defects in materials and workmanship for a period of two years from the date of sale. We do not provide similar warranties for our solar wafers. We began selling solar modules in June 2009 after our acquisition of ReneSola Jiangsu. In connection with our acquisition of ReneSola Jiangsu, we also assumed all of the product warranty obligations that ReneSola Jiangsu granted to its customers on its module products. ReneSola Jiangsu provides warranties for minimum power output for up to 25 years following the date of sale. ReneSola Jiangsu also provides warranties for solar modules against defects in materials and workmanship for a period of five to ten years from the date of sale. We are obligated to meet the performance requirements in accordance with ReneSola Jiangsu’s warranty policy. As a result of the long warranty periods, we bear the risk of extensive warranty claims long after we have sold our products and recognized revenues. If we receive significant warranty claims from the customers of ReneSola Jiangsu and the amount of warranty costs accrued exceeds our estimates, we will need to recognize higher warranty costs and our profits may be adversely affected.

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

We have entered into several long-term loans with commercial banks in China and overseas. These loans contain certain restrictive covenants that limit our ability to, among other things, (i) dispose of or provide guarantees, pledges or mortgages on our operating assets in any manner that will increase risk to the lenders, (ii) repay shareholders loans or loans from our related parties, (iii) distribute dividends to shareholders, (iv) enter into other financial obligations to third parties, and (v) take part in any mergers or acquisitions. For more information about the loan agreements, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.” Any breach by us of the various undertakings and covenants in our existing loan agreements will give such banks the right to demand immediate repayment of the outstanding loan amounts. We cannot assure you whether we will be subject to, or be able to fulfill, such undertaking in the future. Any failure to maintain any of the above covenants or undertakings could result in an acceleration of obligations under the facility agreement, which would have a material adverse effect on our business. In addition, the breach of any of the covenants and undertakings in any loan agreement may trigger the cross-default provisions in substantially all of our loan agreements and/or the cross-acceleration provisions in some of those loan agreements, thereby giving the lenders the right to accelerate our loan repayment obligations. As a result, we are limited in the manner in which we conduct our business and may be unable to engage in certain business activities or finance our future operations or capital needs.

Our recent and future capacity expansion has and will continue to utilize equipment with customized designs that will be contract manufactured by new suppliers, which subjects us to a number of risks.

Historically, we have purchased all of our furnaces for the production of multicrystalline ingots from foreign equipment suppliers. Since 2010, we have collaborated with a domestic equipment supplier in China to develop our own customized multicrystalline furnaces. We have used considerable resources on the development of these furnaces. Although our new multicrystalline furnaces have achieved satisfactory results to date, these furnaces may not achieve satisfactory results in the future and the equipment supplier may not be able to continue to manufacture and deliver the multicrystalline furnaces we require in a timely manner or be able to meet our quality and technical requirements. In addition, from time to time we may require additional customized equipment in connection with our business operation and manufacturing capacity expansion, whether in polysilicon production, wafer production, cell production or module production. As such equipment is not readily available from vendors and would be difficult to repair or replace, problems with quality or performance of the equipment or with timely delivery will negatively impact our expansion plans and may result in the failure to grow our revenues or reduce our manufacturing costs as originally intended. Problems with quality or performance of our products as a result of poor equipment performance or failure could result in losses and adversely affect our results of operations and reputation.

Our polysilicon raw material suppliers may fail to supply us with polysilicon in a timely manner, at a favorable price, or with the quantity or quality we require, which may materially and adversely affect our financial condition and results of operations.

Any failure by our suppliers in supplying us with polysilicon in a timely manner and with the quantity or quality or at the level of pricing we require may adversely and materially impact our ability to fulfill our obligation in producing and delivering solar power products to our customers in accordance with the sales contracts we entered into with such customers. From time to time, we become involved in negotiations and disputes with certain suppliers that supply us with polysilicon with quality defects or regarding quantity and price. Any negotiation or litigation arising out of these disputes could distract management from the day-to-day operation of our business subjects us to potentially significant legal expenses, the forfeiture of our advance payments to our polysilicon raw material suppliers and interruption of our polysilicon supply, which could materially and adversely affect our business and results of operations.

Our advance payments to our silicon raw material suppliers expose us to the credit risk of such suppliers, which may materially and adversely affect our financial condition and results of operations.

In order to secure silicon raw materials when the supply of these raw materials was limited, we made advance payments to some of our polysilicon feedstock suppliers. In 2011 and 2012, due to the worldwide oversupply of silicon raw materials, we were not required to make advance payments for our newly signed procurement agreements with suppliers. In 2012 and 2013, we did not sign any long term contracts. As of December 31, 2013, the outstanding advance payments in connection with our procurement agreements entered before 2014 amounted to approximately $10.0 million. We typically made such advance payments without receiving any collateral. To the extent that there was collateral and/or security attached to the advance payments, it is uncertain whether we will be able to enforce the collateral or the security or if the advance payment can be repaid in full upon enforcement on such collateral or security. Any litigation arising out of disputes relating to such prepayments could subject us to potentially significant legal expenses, distract management from the day-to-day operation of our business and expose us to risks for not being able to collect damages awarded to us, all of which could materially and adversely affect our financial condition and results of operations.

We may not be able to recover such advance payments and would suffer further losses should any supplier fail to fulfill its delivery obligations under its supply contract, which would include failure to provide sufficient quantity of raw materials or raw materials of such quality as specified in the contract or should a supplier’s stock price be less than the price agreed to settle to our claim. We terminated a polysilicon feedstock purchase agreement with a supplier in 2009 due to its breach of the agreement terms and the supplier issued to us its publicly listed shares that carried a value equivalent to the value of our outstanding prepayment, based on the closing price of the shares on the day of the settlement agreement, as a settlement of its obligations under the agreement. Since these shares were issued to us in October 2009, their price has fallen significantly and, as a result, we have been required to record an impairment loss in 2009 and 2011. The supplier filed for bankruptcy protection under CCAA in January 2012. As a result, we have fully written off the investment in the supplier. See “—We incurred and may incur in the future impairment losses on our investments in equity securities.” Similar claims by us for advance payments in the future would expose us to the credit risks of the suppliers and capital market risks and therefore materially and adversely affect our financial condition and results of operations.

Future acquisitions, investments or alliances may have an adverse effect on our business.

If we are presented with appropriate opportunities, we may acquire or invest in technologies, businesses or assets that are strategically important to our business or form alliances with key players in the solar power industry to further expand our business. Such acquisitions and investments could expose us to potential risks, including risks associated with the assimilation of new operations, technologies and personnel, unforeseen or hidden liabilities, the inability to generate sufficient revenue to offset the costs and expenses of acquisitions and potential loss of, or harm to, our relationships with employees, customers and suppliers as a result of the integration of new businesses. We may not be able to maintain a satisfactory relationship with our partners or handle other risks associated with future alliances, which could adversely affect our business and results of operations. Investments in new businesses may also divert our cash flow from servicing our debt and making necessary capital expenditures. In addition, we may incur impairment losses on our acquisitions and investments in equity securities.

We may lack sufficient experience in identifying, financing or completing large investments or acquisitions or joint venture transactions. Such transactions and the subsequent integration processes would require significant attention from our management. In addition, we may expand our business into international markets. In our international expansion, we may face economic, regulatory, legal and political risks inherent in having relationships, operations and sales in other jurisdictions, including challenges caused by distance and linguistic and cultural differences, as well as the potential for longer collection periods and for difficulty in collecting accounts receivable and enforcing contractual obligations. Expansion into new markets may also place significant additional burdens on our senior management and our sales and marketing teams. The diversion of our management’s attention and any difficulties encountered with respect to the acquisitions, investments, alliances, expansion or in the process of integration could have an adverse effect on our ability to manage our business. Any failure to integrate any acquired or new businesses or joint ventures into our operations successfully and any material liabilities or potential liabilities of any acquired businesses or joint ventures that are not identified by us during our due diligence process for such acquisitions or investments could adversely affect our business and financial condition.

If solar power technology is proven not suitable for widespread adoption, or if demand for solar power products continues to lag behind their supply, our revenues may continue to decline and we may be unable to achieve or sustain profitability.

The solar market is still in development and the extent of acceptance of solar power products remains uncertain. Historical and current market data on the solar power industry are not as readily available as those for established industries where trends can be assessed more reliably from data gathered over a longer period of time. In addition, demand for solar power products has not developed as fast as many market players have anticipated. Many factors may affect the viability of widespread adoption of solar power technology and demand for solar power products, including:

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

The technology for the manufacture of solar power products is continuously being modified in an effort to improve yields and product performance. Microscopic impurities such as dust and other contaminants, difficulties in the manufacturing process or unsuccessful adoption of new processing technologies or malfunctions of the equipment or facilities used can lower yields or increase the silicon consumption rate, cause quality control problems, interrupt production or result in losses of products in process. We may also experience floods, droughts, earthquakes, power losses, labor disputes and similar events within or beyond our control that would affect our operations. See also “—Our polysilicon project may not achieve our planned utilization rate or operational efficiency, which may negatively affect our profit margin. Any issues with our polysilicon manufacturing facilities as a result of operating hazards and natural disasters may limit our ability to manufacture such products.”

Any unplanned transmission line maintenance work with short notices from local electricity transmission line operators may force our production to shut down, limit our ability to manufacture products and to fulfill our commitments to customers on a timely basis. Our polysilicon, wafer and cell manufacturing processes may generate hazardous waste. Although our technology and equipment are designed to minimize and eliminate the leakage of such waste, unexpected accidents may result in environmental consequences, production curtailments, shutdowns or reduced productions and even cause property damage, personal injury or loss of life. Any such event could result in civil lawsuits or regulatory enforcement proceedings, which in turn could lead to significant liabilities.

Advances in solar power technology could render our products uncompetitive or obsolete, which could reduce our market share and cause our sales and profit to decline.

The solar market is characterized by evolving technology and customer needs. Some of our competitors may devise production technology that enables them to produce larger and thinner wafers with higher quality than our products at a higher yield and lower cost. In addition, some producers have focused on developing alternative forms of solar power technology, such as thin-film technology. We will need to invest significant financial resources in research and development to maintain our market position, keep pace with technological advances in the solar power industry and effectively compete in the future. Our failure to further refine our products and technology or to develop and introduce new solar power products could cause our products to become uncompetitive or obsolete, which could reduce our market share and cause our revenues to decline. In addition, if we or our customers are unable to manage product transitions, our business and results of operations would be negatively affected.

Our business depends substantially on the continuing efforts of our executive officers and key employees, and our business may be severely disrupted if we lose their services.

Our future success depends substantially on the continued services of our executive officers and key employees, such as Mr. Xianshou Li, our chief executive officer. If Mr. Xianshou Li, other executive officers or key employees were unable or unwilling to continue in their present positions, we may be unable able to replace them easily, in a timely manner, or at all. Our business may be severely disrupted, our financial conditions and results of operations may be materially and adversely affected and we may incur additional expenses to recruit, train and retain personnel. If any of our executive officers or key employees joins a competitor or forms a competing company, we may lose customers, suppliers, know-how and key professionals and staff members. Each of our executive officers and key employees has entered into an employment agreement with us, which contains non-competition provisions. However, if any dispute arises between our executive officers and us, these agreements may not be enforceable in China, where these executive officers reside, in light of uncertainties with China’s legal system. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

Our future success depends, to a significant extent, on our ability to attract, train and retain qualified personnel, particularly technical personnel with expertise in the solar power industry. Since our industry is characterized by high demand and intense competition for talent, there can be no assurance that we will be able to attract or retain qualified technical staff or other highly-skilled employees that we will need to achieve our strategic objectives. As our business has grown rapidly, our ability to train and integrate new employees into our operations may not meet the growing demands of our business. If we are unable to attract and retain qualified personnel, our business may be materially and adversely affected. In addition, it is typical in the solar industry for highly-skilled employees to enter into employment agreements that contain strict non-competition provisions with their employers. If a dispute arises involving our employee, his or her former employer and us, such as a dispute over the violation of non-competition provision or other restrictive covenants, it could result in our loss of such key employee and adversely impact our operation and business. Any prolonged litigation may also result in substantial costs and diversion of resources and adversely impact our business and reputation.

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

If we fail to maintain an effective system of internal controls, we may be unable to accurately report our financial results or prevent fraud and investor confidence and the market price of our ADSs may be adversely impacted.

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

Therefore, we have established a system of internal control over financial reporting and we constantly reevaluate those controls and our related systems. Our management has evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13-a-15(c) of the Exchange Act of 1934, as amended, or Exchange Act, and we have concluded that our internal control over financial reporting was effective for our fiscal year ended December 31, 2013. If we fail to maintain the adequacy of our internal controls, our management may conclude that our internal control over financial reporting is not effective in the future. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports and to prevent fraud. As a result, our failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the market price of our ADSs.

Moreover, as we further grow our business, particularly moving up the solar power product value chain into new business areas and expanding our operations globally, we are required to adopt additional procedures and safeguards with respect to our accounting and financial reporting systems, including revenue recognition procedures, to ensure the accuracy and timeless of our financial reporting and our ability to prevent fraud. Devising and implementing new procedures take time and resources and cause us to incur additional costs. There will be inherent limitations to such procedures and can be no assurance that such procedures will always work as intended or will be effective. Any failure by us to devise or properly implement adequate procedures to maintain effective control over financial reporting when we expand into new business areas or shift our business focus could have a material adverse effect on our results of operations and financial condition.

Our failure to protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights may be costly.

We rely primarily on patent laws, trade secrets and other contractual restrictions to protect our intellectual property. Nevertheless, these afford only limited protection and the actions we take to protect our intellectual property rights may not be adequate to provide us with meaningful protection or commercial advantage. For example, we had 173 patents and 93 pending patent applications in China and 4 pending international patent application as of December 31, 2013. We cannot assure you that our patent applications will be eventually issued with sufficiently broad coverage to protect our technology and products. As a result, third parties may be able to use the technologies that we have developed and compete with us, which could have a material adverse effect on our business, financial condition or operating results. In addition, contractual arrangements, such as the confidentiality and non-competition agreements and terms between us and our research and development personnel, afford only limited protection and the actions we may take to protect our trade secrets and other intellectual property may not be adequate. Our failure to protect our intellectual property and proprietary rights may undermine our competitive position. Third parties may infringe or misappropriate our proprietary technologies or other intellectual property and proprietary rights. Policing the unauthorized use of proprietary technology can be difficult and expensive. In particular, the laws and enforcement procedures of the PRC and certain other countries are uncertain or do not protect intellectual property rights to the same extent as do the laws and enforcement procedures of the United States. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.” We may need to resort to court proceedings to enforce our intellectual property rights in the future. Litigation relating to our intellectual property might result in substantial costs and diversion of resources and management attention away from our business. An adverse determination in any such litigation will impair our intellectual property and proprietary rights and may harm our business, prospects and reputation.

Compliance with environmental regulations can be expensive, and non-compliance with these regulations may result in adverse publicity and potentially significant monetary damages and fines.

As our manufacturing processes, including producing polysilicon, producing ingots, slicing wafers and producing solar cells and modules, generate noise, waste water and gaseous and other industrial waste, we are required to comply with all applicable regulations regarding protection of the environment. We are in compliance with present environmental protection requirements in all material respects and have all material environmental permits necessary to conduct our business. However, if more stringent regulations are adopted in the future, the cost of compliance with these new regulations could be substantial. If we fail to comply with present or future environmental regulations, we may be required to pay substantial fines, suspend production or cease operations. We use, generate and discharge toxic, volatile and otherwise hazardous chemicals and waste in our research and development and manufacturing activities. Any failure by us to control the use of or to adequately restrict the discharge of hazardous substances could subject us to potentially significant monetary damages and fines or suspensions in our business operations.

Our solar module products must comply with the applicable environmental regulations where they are installed and we may incur expenses to design and manufacture our products so as to comply with such regulations. For example, we increased our expenditures to comply with the European Union’s Restriction of Hazardous Substances Directive, which took effect in July 2006, by reducing the amount of lead and other restricted substances used in our solar module products. Furthermore, we may need to comply with the European Union’s Waste Electrical and Electronic Equipment Directive if solar modules and products are re-classified as consumer electronics under the directive or if our customers located in other markets demand that they comply with this directive. This would require us to implement manufacturing process changes, such as changing the soldering materials used in panel manufacturing in order to continue to sell into these markets. As a result, we have required our suppliers of soldering materials to provide certifications from TÜV Rheinland, a globally recognized certification organization. As of the date of this annual report, our nine suppliers of soldering materials have obtained and provided us the certifications from TÜV Rheinland. If compliance is unduly expensive or unduly difficult, we may lose market share and our financial results may be adversely affected.

Increasing environmental concerns and climate change risks associated with fossil fuel-based power generation have created political momentum to implement strategies aimed at the reduction of emissions of carbon dioxide and certain other gases commonly referred to as “greenhouse gases.” Renewable energy sources such as solar power help address these environmental concerns, and governments around the world have implemented a variety of policy initiatives to accelerate the development and adoption of solar power. While passage of climate change legislation or other regulatory initiatives that regulate or restrict emissions of greenhouse gases may encourage use of solar power and accordingly increase demand for our products and services, this could also cause us to incur additional direct costs in complying with any new environmental regulations during our manufacturing and research and development processes, as well as increased indirect costs resulting from our customers, suppliers or both incurring additional compliance costs that get passed on to us.

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

Similar to other solar power product manufacturers, we are exposed to risks associated with product liability claims if the use of our solar power products results in injury. Since our solar wafers are made into electricity generating devices and our solar modules generate electricity, it is possible that users could be injured or killed by our products as a result of product malfunctions, defects, improper installation or other causes. We only began commercial shipment of our solar power products in July 2005 and because of our limited operating history we cannot predict whether product liability claims will be brought against us in the future or the effect of any resulting negative publicity on our business. The successful assertion of product liability claims against us could result in potentially significant monetary damages and require us to make significant payments.

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

Proceedings instituted by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese affiliates of the “big four” accounting firms, (including our auditors) and also against Dahua (the former BDO affiliate in China). The Rule 102(e) proceedings initiated by the SEC relate to these firms’ inability to produce documents, including audit work papers, in response to the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act of 2002, as the auditors located in the PRC are not in a position lawfully to produce documents directly to the SEC because of restrictions under PRC law and specific directives issued by the China Securities Regulatory Commission. The issues raised by the proceedings are not specific to our auditors or to us, but affect equally all audit firms based in China and all China-based businesses with securities listed in the United States.

In January 2014, an administrative judge reached an initial decision that the “big four” accounting firms should be barred from practicing before the SEC for six months. However, it is currently impossible to determine the ultimate outcome of this matter as the accounting firms have filed a petition for review of the initial decision and pending that review the effect of the initial decision is suspended. The SEC Commissioners will review the Initial Decision, determine whether there has been any violation and, if so, determine the appropriate remedy to be placed on these audit firms. Once such an order was made, the accounting firms would have a further right to appeal to the US Federal courts, and the effect of the order might be further stayed pending the outcome of that appeal.

Depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about the proceedings against these audit firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our ADSs may be adversely affected.

While we cannot predict the outcome of the SEC’s proceedings, if the accounting firms, including our independent registered public accounting firm, were denied, temporarily or permanently, the ability to practice before the SEC, and we are unable to timely find another registered public accounting firm which can audit and issue a report on our financial statements, we will not be able to meet the reporting requirements under the Exchange Act, which may ultimately result in our deregistration by the SEC and delisting from the NYSE. Moreover, any negative publicity about the SEC’s proceedings against these accounting firms may erode investor confidence in China-based, United States listed companies in general and the trading price of our ADSs may be adversely affected.

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

We are a holding company and we conduct our business primarily through our subsidiaries incorporated in China. These subsidiaries are generally subject to laws and regulations applicable to foreign investment in China. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since the late 1970s, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

Expiration of, or changes to, current PRC tax incentives that our business enjoys could have a material adverse effect on our results of operations.

From January 1, 2011 to date, our subsidiary, ReneSola Zhejiang Ltd., formerly known as Zhejiang Yuhui Solar Energy Source Co., Ltd., or ReneSola Zhejiang, paid income tax at a rate of 15% as a High-New Technology Enterprise. ReneSola Zhejiang’s High-New Technology Enterprise Certificate expired on December 31, 2011. In 2012, we successfully applied for the renewal of ReneSola Zhejiang’s High-New Technology Enterprise Certificate for a term of three years. With this renewal, ReneSola Zhejiang is able to enjoy a reduced income tax rate of 15% from January 1, 2012 to December 31, 2014. In 2012, we also successfully applied for High-New Technology Enterprise Certificates for ReneSola Jiangsu and Sichuan ReneSola for terms of three years. With the approvals, ReneSola Jiangsu is able to enjoy a reduced income tax rate of 15% for a period of three years from January 1, 2012 to December 31, 2014, and Sichuan ReneSola is able to enjoy the same rate in 2013. However, we cannot assure you that new laws may not change the preferential treatment granted to our subsidiaries. Any loss or substantial reduction of the tax benefits enjoyed by us would reduce our net profit.

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

Pursuant to the new PRC Enterprise Income Tax Law and its Implementing Regulation, which became effective on January 1, 2008, a 10% withholding tax applies to dividends, interests, rent or royalties payable by a foreign-invested enterprise, such as our PRC subsidiary, to any of its non-resident enterprises investors for PRC enterprise income tax purposes unless any such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The British Virgin Islands, where our company was incorporated, does not have such a treaty with China. Thus, we expect that a 10% withholding tax will apply to dividends paid to us by our PRC subsidiaries if we are classified as a non-resident enterprise. Circular CaiShui [2008] No.1 jointly issued by the State Administration of Taxation and Minister of Finance on February 22, 2008 further clarifies that dividends distributed by foreign-invested enterprise to foreign investors out of the profits generated before January 1, 2008 are still exempt from withholding tax even if they are paid after January 1, 2008. Our PRC entities’ undistributed earnings, generated after January 1, 2008, have been and will be permanently reinvested to the PRC entities. Therefore, no dividend withholding tax was accrued.

We are incorporated in the British Virgin Islands. Under the new PRC Enterprise Income Tax Law and its Implementing Regulation, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a PRC resident enterprise. The Implementing Regulation defines the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” Substantially all of our management members are based in the PRC. Accordingly, we may be considered a PRC resident enterprise. If we are determined to be a PRC resident enterprise following the “de facto management bodies” concept, our shareholders and ADS holders who are deemed non-resident enterprise may be subject to the new PRC Enterprise Income Tax Law at the rate of 10% upon the dividends paid by us or the gains on the disposition of our shares or ADSs; similarly, our noteholders who are deemed non-resident enterprise may be subject to the PRC Enterprise Income Tax Law at the rate of 10% upon the interest of the notes paid by us and the gains realized on the conversion, sale, exchange or redemption of such notes.

Fluctuations in exchange rates may have a material adverse effect on your investment.

Our sales in China are denominated in Renminbi, and our export sales are generally denominated in U.S. dollars, Euros, Australian dollars, Japanese yen, and Indian rupee. Our costs and capital expenditures are largely denominated in Renminbi and foreign currencies, including U.S. dollars, Euros and Japanese yen. Fluctuations in exchange rates could affect our net profit margins and could result in foreign exchange losses and operating losses. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currencies.

The value of the Renminbi against the U.S. dollar, the Euro and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy caused the Renminbi to appreciate approximately 21.5% against the U.S. dollar over the following three years. Since reaching a high against the U.S. dollar in July 2008, the Renminbi traded within a narrow band against the U.S. dollar until June 2010, remaining within 1% of its July 2008 high but never exceeding it. Starting from March 17, 2014, the People’s Bank of China widened the band to 2% around which the value of the Renminbi is allowed to deviate from the daily reference rate, which may allow for greater volatility in the U.S. dollar and Renminbi exchange rate. In June 2010, the People’s Bank of China announced that the PRC government would reform the Renminbi exchange rate regime and increase the flexibility of the exchange rate. It is difficult to predict how long the current situation may last and when and how it may change again.

In addition, as we rely entirely on dividends paid to us by our operating subsidiaries in China, any significant depreciation of the Renminbi against the U.S. dollar may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on, our shares. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our shares or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. As a proportion of our revenue is paid to us in Euro, fluctuation between the Euro and the Renminbi may also have a material effect on our results of operations.

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

Foreign exchange transactions by ReneSola Zhejiang under capital accounts continue to be subject to significant foreign exchange controls and require the approval of or registration with PRC governmental authorities. In particular, if ReneSola Zhejiang borrows foreign currency loans from us or other foreign lenders, these loans must be registered with SAFE and if we finance by means of additional capital contributions, these capital contributions must be approved or registered by certain government authorities including the Ministry of Commerce of the PRC, SAFE and the State Administration of Industry and Commerce, or SAIC, or their local counterparts. These limitations could affect the ability of ReneSola Zhejiang to conduct foreign exchange transactions in China, and could affect our business and financial condition.

If we are required to obtain the prior approval of the China Securities Regulatory Commission, or CSRC, for the listing and trading of our ADSs on the NYSE, we may face regulatory actions or other sanctions which may adversely affect our financial condition.

On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated a regulation that became effective on September 8, 2006. This regulation, among other things, has provisions that purport to require that an offshore special purpose vehicle, or SPV, formed for listing purposes and controlled directly or indirectly by PRC companies or individuals shall obtain the approval of the CSRC prior to the listing and trading of such SPV’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website procedures specifying documents and materials required to be submitted to it by SPVs seeking CSRC approval of their overseas listings.

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

If the CSRC or another PRC regulatory agency subsequently determines that CSRC approval was required for the initial public offering or the follow-on offerings, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from our initial public offering and the follow-on offerings into the PRC or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.

If the CSRC later requires that we obtain its approval, we may be unable to obtain a waiver of the CSRC approval requirements if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding this CSRC approval requirement could have a material adverse effect on the trading price of our ADSs.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to inject capital into our PRC subsidiary, limit our subsidiary’s ability to increase its registered capital, distribute profits to us, or otherwise adversely affect us.

On October 21, 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Notice 75, which became effective as of November 1, 2005. On May 11, 2013, SAFE issued Notice re Printing and Distributing the Provisions on Foreign Exchange Administration over Direct Investment Made by Foreign Investors in China and the Supporting Documents, or Notice 21, which provides detailed disclosure requirements and examination standards for SAFE registration under the Notice 75. According to these regulations, registration with the local SAFE branch is required for PRC residents to establish or to control an offshore company for the purposes of financing that offshore company with assets or equity interests in an onshore enterprise located in the PRC. An amendment to registration or filing with the local SAFE branch by such PRC resident is also required for the injection of equity interests or assets of an onshore enterprise in the offshore company or overseas funds raised by such offshore company, or any other material change involving a change in the capital of the offshore company. Moreover, Notice 75 applies retroactively. As a result, PRC residents who have established or acquired control of offshore companies that have made onshore investments in the PRC in the past were required to complete the relevant registration procedures with the local SAFE branch by March 31, 2006.

We have urged our shareholders who are PRC residents to make the necessary applications and filings as required under these regulations. To our knowledge, our principal shareholders have completed the necessary filings as required under these regulations. In addition, according to rules issued by SAFE, if a PRC resident participates in any stock incentive plan of an overseas publicly-listed company, a qualified PRC domestic agent must, among other things, file on behalf of such participant an application with SAFE to conduct the SAFE registration with respect to such stock incentive plan. We have made filings with the local SAFE branch of Jiashan County in connection with the options we granted to our PRC employees under our 2007 share incentive plan but were told that such registration is not required for now. We will make such filing and registration in accordance with the rules issued by SAFE if required by local SAFE branch. We attempt to comply, and attempt to ensure that our shareholders who are subject to these rules comply with the relevant requirements. However, we cannot provide any assurances that all of our shareholders who are PRC residents will comply with our request to make or obtain any applicable registrations, amend the existing registrations or comply with other requirements required by Notice 75 or other related rules. The failure or inability of our PRC resident shareholders to make any required registrations or comply with other requirements may subject such shareholders to fines and legal sanctions and may also limit our ability to contribute additional capital into or provide loans to our PRC subsidiary, limit our PRC subsidiary’s ability to pay dividends or otherwise distribute profits to us, or otherwise adversely affect us.

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

Risks Related To Our ADSs, Notes and its Underlying ADSs, Warrants and Shares

The market price for our ADSs may be volatile; the trading price of our convertible senior notes and the value of the warrants could be significantly affected by the market price of the ADSs and other factors.

The market price for our ADSs has been highly volatile and subject to wide fluctuations. During the period from January 29, 2008, the first day on which our ADSs were listed on the NYSE, until April 22, 2014, the market price of our ADSs ranged from $1.08 to $29.48 per ADS. The market price of our ADSs may continue to be volatile and subject to wide fluctuations in response to a wide variety of factors including the following:

•	actual or anticipated fluctuations in our operating results;

•	our quarterly or annual earnings, or those of other companies in our industry;

•	changes in financial estimates by securities research analysts or our ability to meet those estimates;

•	changes in the economic performance or market valuations of other solar power companies;

•	changes in investors’ and analysts’ perceptions of our industry, business or related industries;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	announcements by us or our competitors of new products, patent litigation, issuance of patents, acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments;

•	technological breakthroughs in the solar and other renewable energy industries;

•	reduction or elimination of government subsidies and economic incentives for the solar power industry;

•	regulatory developments in our target markets affecting us, our customers or our competitors;

•	potential litigation or administrative investigations;

•	addition or departure of key personnel;

•	fluctuations of exchange rates between the RMB and U.S. dollar or other foreign currencies;

•	sales or anticipated sales of additional ADSs;

•	conversion of the convertible senior notes or exercise of our warrants;

•	release of lock-up or other transfer restrictions on our outstanding ADSs or shares or sales of additional ADSs;

•	the operating and stock price performance of other comparable companies;

•	general market conditions , fluctuations or other developments affecting us or our industry; and

•	general economic conditions and conditions in the credit markets.

You should note that the stock prices of solar power companies have experienced wide fluctuations. Such wide market fluctuations may adversely affect the market price of our ADSs. The market price of the ADSs will likely continue to fluctuate in response to the factors discussed above, many of which are beyond our control. We expect that the trading price of our convertible senior notes will be significantly affected by the market price of our ADSs. This may result in greater volatility in the trading price of the notes than would be expected for nonconvertible debt securities.

The price of the ADSs could also be affected by possible sales of the ADSs by investors who view our convertible senior notes and warrants as more attractive means of equity participation in us and by hedging or arbitrage trading activity that we expect to develop involving the ADSs. This trading activity could, in turn, affect the trading prices of our convertible senior notes and value of our warrants.

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

Mr. Xianshou Li, our chief executive officer and director, and Mr. Yuncai Wu, our director, beneficially owned 21.8% and 4.8%, respectively of our shares as of March 31, 2014. As such, Messrs. Li and Wu have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. For example, holders of a majority of our shares entitled to vote in a duly convened and constituted shareholders’ meeting may pass a shareholders’ resolution to issue preferred shares in one or more series and to fix the powers and rights of these shares, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our existing shares. Preferred shares could thus be issued with terms that would delay or prevent a change in control or make removal of management more difficult. These actions may be taken even if they are opposed by our other shareholders and holders of our ADSs.

We may need additional capital and may sell additional ADSs or other, equity-linked or debt equity securities or incur indebtedness, which could result in additional dilution to our shareholders or increase our debt service obligations. Hedging activities may depress the trading price of our ADSs.

The solar industry is currently being negatively impacted by a number of factors including excess capacity, reduction of government incentives in key solar markets, higher import tariffs and the European debt crisis. These factors have contributed to declining average selling prices for our products. For the year ended December 31, 2013, we incurred an operating loss of $221.4 million and our current liabilities exceed our current assets by $506.2 million. While we had cash and cash equivalents of $86.8 million and a positive cash flow from operations of $118.6 million, we also had short-term bank borrowings of $629.2 million all due within one year and the current portion of long-term bank borrowings amounted to $43.9 million, which is not expected to be renewed.

We require a significant amount of cash to fund our operations due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. We currently also have a significant amount of debt outstanding. We may issue additional equity, equity-linked or debt securities, or obtain a credit facility for a number of reasons, including to finance our operations and business strategy, to satisfy our obligations for the repayment of existing indebtedness, or for other reasons. Any future issuances of equity securities or equity-linked securities could further dilute the interests of our shareholders and may materially adversely affect the price of our ADSs. We cannot predict the timing or size of any future issuances or sales of equity, equity-linked or debt securities, or the effect, if any, that such issuances or sales may have on the market price of our ADSs. Market conditions could require us to accept less favorable terms for the issuance of our securities in the future. Further, the price of our ADSs could also be affected by possible sales of our ADSs by investors who view our outstanding convertible notes as a more attractive means of equity participation in our company and by hedging or arbitrage trading activity that involves our ADSs. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Future issuances of shares or ADSs may adversely affect the price of the ADSs.

Sales of our shares or ADSs in the public market and after offerings of our convertible senior notes and warrants, or the perception that these sales could occur, could cause the market price of our ADSs to decline or could make it more difficult for us to raise funds through the sale of equity in the future. Likewise, additional equity financings or other issuances of shares or ADSs by us could adversely affect the market price of the ADSs.

We cannot be sure that we will not need to raise additional capital in the future as a result of continuing or worsening economic conditions or otherwise. If we do need to raise additional capital, there can be no assurance that we will be able to do so on favorable terms or at all. In addition, any such financing could be significantly dilutive to existing shareholders and holders of the ADSs and result in the issuance of securities that have rights, preferences and privileges that are senior to those of the shares and ADSs.

A substantial number of the ADSs are reserved for issuance upon conversion of our convertible senior notes and for the exercise of share options granted to directors and employees pursuant to our 2007 share incentive plan and for the exercise of our warrants. The conversion of some or all of our convertible senior notes and warrants will dilute the ownership interests of existing shareholders and holders of the ADSs. The issuance and sale of a substantial number of shares or ADSs, or the perception that such issuances and sales may occur, could adversely affect the trading price of our convertible senior notes and the market price of the shares or ADSs and impair our ability to raise capital through the sale of additional equity securities.

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

The depository for our ADSs may give us a discretionary proxy to vote our shares underlying your ADSs if you do not give voting instructions, which could adversely affect your interests.

Under the deposit agreement for the ADSs, if we asked for your instructions but the depositary does not receive your instructions by the cutoff date it sets, the depositary will give us a discretionary proxy to vote the shares underlying your ADSs as to all matters at the shareholders’ meeting unless:

•	we instructed the depositary we do not wish to receive a discretionary proxy;

•	we informed the depositary that there is substantial opposition to the particular matter; or

•	the particular matter would have a material adverse impact on shareholders.

The effect of this discretionary proxy is that if you do not give voting instructions, you cannot prevent the shares underlying your ADSs from being voted, except in the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our shares are not subject to this discretionary proxy.

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

The issuance of warrants as well as the sales of a significant number of the ADSs in the public markets, or the perception of these sales, could depress the market price of the ADSs.

The number of shares issuable upon exercise of warrants and the sales of a substantial number of the ADSs or other equity-related securities of the Company in the public markets, including the issuance of ADSs upon conversion of the notes, could depress the market price of the ADSs, and impair our ability to raise capital through the sale of additional equity securities. We cannot predict the effect that future sales of the ADSs or other equity-related securities would have on the market price of the ADSs.

In addition, the existence of our convertible senior notes may also encourage short selling by market participants because the conversion of the notes could depress the ADS price. The price of the ADSs could be affected by possible sales of the ADSs by investors who view the notes as a more attractive means of equity participation in us and in connection with hedging or arbitrage trading activities, which we expect to occur involving the ADSs. This hedging or arbitrage could, in turn, affect the market price of the notes.

In addition, we may issue additional shares or ADSs for future acquisitions. If we pay for our future acquisitions in whole or in part with additionally issued shares or ADSs, our investors’ ownership interests in our company would be diluted and this, in turn, could have a material adverse effect on the price of the ADSs.

Any future offerings, conversion of the convertible senior notes or exercise of warrants will dilute the ownership interest of existing shareholders and holders of our ADSs, including holders who have previously converted their notes.

On March 15, 2011, we completed an offering of $175 million of convertible senior notes due 2018, with an additional sale of $25 million principal amount of the notes on April 7, 2011 pursuant to the over-allotment option exercised by initial purchasers, to qualified institutional buyers pursuant to Rule 144A under the Securities Act. During 2011, we repurchased $88.4 million aggregate principal amount of our convertible senior notes using $57.1 million in cash. As of December 31, 2013, the carrying value of our convertible senior notes was $111.6 million. The convertible senior notes will mature on March 15, 2018. In September 2013, we completed a registered direct offering of 15,000,000 ADSs, representing 30,000,000 of our shares, and warrants to purchase up to 10,500,000 additional shares, representing 35% of warrant coverage in the offering, at approximate $70 million before exercise of warrants.  The warrants are exercisable immediately and will expire four years from the date of issuance.  The conversion of some or all of the convertible senior notes and any exercise of some or all of the warrants will dilute the ownership interests of existing shareholders and holders of the ADSs and may depress the price of the shares or ADSs. In addition, any sales in the public market of the ADSs issuable upon such conversion or future offerings could adversely affect prevailing market prices of the shares or ADSs.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or shares.

Based on the market price of our ADSs, the value of our assets, and the composition of our income and assets, we do not believe we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2013. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you the U.S. Internal Revenue Service will not take a contrary position. A non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. If we are a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation”) holds an ADS or share, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation—Passive foreign investment company.”

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited, because we are incorporated under British Virgin Islands law, conduct substantially all of our operations in China and most of our officers and directors reside outside the United States.

We are incorporated in the British Virgin Islands, and conduct substantially all of our operations in China through our wholly owned subsidiary in China. Most of our directors and officers reside outside the United States, and some or all of the assets of those persons are located outside of the United States. As a result, it may be difficult or impossible for you to bring an original action against us or against these individuals in a British Virgin Islands or China court in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents of the United States and the substantial majority of whose assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the British Virgin Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. There is no statutory recognition in the British Virgin Islands of judgments obtained in the United States, although the courts of the British Virgin Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. It is uncertain whether such British Virgin Islands or PRC courts would be competent to hear original actions brought in the British Virgin Islands or the PRC against us or such persons predicated upon the securities laws of the United States or any state.

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

As a result of all of the above, our public shareholders may have more difficulties in protecting their interests through actions against our management, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

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

In 2007, we began building a polysilicon manufacturing facility in Meishan, Sichuan Province, through our wholly owned subsidiary, Sichuan ReneSola, which was established in the Sichuan Province.

In 2009, as part of our growth strategy, ReneSola Zhejiang acquired the 100% equity interest in ReneSola Jiangsu for a total cash consideration of RMB140.3 million ($23.2 million), including tax paid in connection with the transfer of equity interests, in 2009. ReneSola Jiangsu is a cell and module manufacturer located in Yixing, Jiangsu Province that commenced its cell production in October 2008 and its module production in November 2005. As of December 31, 2009, the year in which it was acquired by us, ReneSola Jiangsu had an annual cell production capacity of 120 MW and an annual module manufacturing capacity of 135 MW. ReneSola Jiangsu offers monocrystalline modules ranging from 40 W to 310 W and multicrystalline modules ranging from 40 W to 310 W in power output, and exports its products primarily to the European markets. On November 6, 2013, ReneSola Zhejiang and ReneSola Singapore Pte. Ltd. entered into an agreement, pursuant to which ReneSola Singapore Pte. Ltd. agreed to invest RMB200 million ($33.0 million) in ReneSola Jiangsu, increasing its share capital to RMB800 million ($132.2 million). After the completion of such transaction, ReneSola Zhejiang and ReneSola Singapore Pte. Ltd. will hold 75% and 25% of ReneSola Jiangsu’s equity interest, respectively, and ReneSola Jiangsu will also be converted from a Chinese domestic company into a Sino-foreign equity joint venture. ReneSola Zhejiang and ReneSola Singapore Pte. Ltd are all wholly owned subsidiaries of ReneSola Ltd. ReneSola Jiangsu received the approval from the local commercial authority on December 17, 2013 and is currently going through the registration formalities with the relevant administrative authority for industry and commerce. As of the date of this annual report, the transaction has not been completed.

In 2010, we established a wholly owned subsidiary, Zhejiang ReneSola Photovoltaic Materials Co., Ltd., or Zhejiang ReneSola PV Materials, to engage primarily in the production and sale of crucibles, steel wires and silicon carbon powder. We also established our wholly owned subsidiaries, Sichuan Ruiyu Photovoltaic Materials Co., Ltd., Sichuan Ruixin Photovoltaic Materials Co., Ltd. and Sichuan Ruisheng Photovoltaic Materials Co., Ltd., which subsequently merged into Sichuan ReneSola in November 2011, in China to engage primarily in the sale of monocrystalline and multicrystalline wafers and ingots, steel wires, furnaces and other solar related products. Sichuan Ruixin Photovoltaic Materials Co., Ltd. has not commenced business as of the date of this annual report.

From time to time after 2010, we have established additional wholly owned subsidiaries in China to engage primarily in the research, development, production, sale or installation of certain manufacturing materials, solar energy technology, solar technology consulting services, solar energy equipment, solar PV power generation related projects, electric power technology, power suppliers and equipment, technology achievement transformation and transferring related to solar PV power and photo thermal.

In 2011, we established a wholly owned subsidiary, ReneSola Deutschland GmbH, to engage primarily in the sales of module, cell and wafer, as well as the operation of solar power projects.

Since 2011, we have also established other wholly owned subsidiaries outside of China, including in Luxemburg, France, India, Australia, Japan, UK, Croatia, South Africa and Panama to expand our businesses in the international markets as part of our growth strategy with respect to the module segment. We have also established our North and South American regional headquarters in San Francisco, and our Asia-Pacific, Middle East and Africa regional sales headquarters in Singapore.

In 2012, we also established several non-wholly owned subsidiaries, including Ningde Hengyang New Energy Development Co., Ltd., which engages primarily in the development and sale of solar energy products and investment and management of new energy; ReneSola Zhejiang Carbon Fiber Material Co., Ltd., which engages in the development, production and sale of carbon fiber materials and other carbon products; and Renesola Keping Co., Ltd., or ReneSola Keping, which engages primarily in the development, investment, construction and operation of energy projects and engineering equipment and provision of supporting services, and has also been involved in the construction and operation of power plants, production and sales of electricity, technology research and training. We held 60% of the equity interests of Ningde Hengyang, with the remaining 40% of equity interests being held by a third party, Quanzhou Heyday Solar Technology Co., Ltd. We held 93.5% of the equity interests of ReneSola Zhejiang Carbon Fiber Material Co., Ltd., with the remaining 6.5% equity interests collectively held by a number of core employees of that company. We held 98.56% of the equity interests of ReneSola Keping, with the remaining 1.44% being held by a third party, Xinjiang Garson Co. Ltd, and an individual shareholder. All of our equity interests in Ningde Hengyang New Energy Development Co., Ltd. and ReneSola Keping were sold in July 2013 and March 2014, respectively. In addition, in March 2014, we signed an agreement to sell all of our equity interests in ReneSola Zhejiang Carbon Fiber Material Co., Ltd. and as of the date of this annual report, the registration formality with the relevant administrative authority for industry and commerce has not been completed.

In 2013, we sold all of our 91.3% equity interests in Zhejiang Ruiyi New Material Technology Co., Ltd., which engaged in the research and development of new manufacturing materials. We also closed our wholly owned subsidiary, Gaotai Yuhui New Energy Co., Ltd., which engaged in preparation work for solar PV projects development, due to our business needs. In addition, in January 2014, we entered into an equity transfer agreement to sell our wholly owned subsidiary, Zhejiang Ruixu Investment Co., Ltd., or Zhejiang Ruixu, which owned three of our solar power plants in China through two of its wholly owned subsidiaries, Qinghai Yuhui and ReneSola Keping. The sale of Zhejiang Ruixu, together with its subsidiaries and the solar power projects, was completed on March 31, 2014.

In March 2014, we closed two subsidiaries, ReneSola Zhejiang Energy-Saving Technology Co., Ltd., formerly known as Zhejiang Sciborn New Material Technology Co., Ltd, which was wholly owned by ReneSola Zhejiang, and Sichuan OuRuida Science Park Co., Ltd., which was wholly owned by Sichuan ReneSola

From time to time, we make acquisitions of equity interests. For example, in 2012, our wholly owned subsidiary, ReneSola Singapore Pte. Ltd., acquired 100% equity interests of Nove Eco Energy Eood and MG Solar Systems Eood in Bulgaria in April 2012 as project assets. We also acquired 100% equity interests in Lucas Est S.R.L and Ecosfer Energy S.R.L in Romania in September 2012 as project assets. In 2013, we acquired Lucas Est Korea Co., Ltd. and Ecosfer Energy Korea Co., Ltd., which became our wholly owned subsidiaries.

For our organization structure as of the date of this annual report, see “Item 4. Information on the Company— C. Organizational Structure.”

As of the date of this annual report, we conduct our business through the following key subsidiaries:

•	ReneSola Zhejiang, our operating company engaged in wafer production in China;

•	ReneSola America, which was incorporated in the State of Delaware, the United States, in November 2006 to facilitate our procurement of silicon raw materials and product sales in North America;

•	ReneSola Singapore Pte. Ltd., which was incorporated in Singapore in March 2007 to facilitate our polysilicon procurement and product sales outside of China;

•	Sichuan ReneSola, which was incorporated in China in August 2007 to engage in the production of polysilicon;

•	ReneSola Jiangsu, which we acquired in May 2009 to engage in the production of solar cells and modules;

•	Zhejiang ReneSola PV Materials, which was incorporated in China in April 2010 to engage in the production and sale of crucibles, steel wires and silicon carbon powder; and

•	ReneSola Deutschland GmbH, which was incorporated in Germany in September, 2011, to engage in the sales of module, cell and wafer, as well as the operation of solar power projects.

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

In March 2011, we completed an offering of $175 million of convertible senior notes due 2018, with an additional sale of $25 million principal amount of the notes in April 2011 pursuant to the over-allotment option. The convertible senior notes will mature on March 15, 2018. In connection with the pricing of the notes, we entered into a capped call transaction and an additional capped call transaction, which covers, subject to customary anti-dilution adjustments, the number of ADSs underlying the option notes, with an affiliate of one of the initial purchasers of the notes, or the hedge counterparty. For more details, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Liquidity and Capital Resources—Issuance of Securities.” During 2011, we repurchased $88.4 million aggregate principal amount of our convertible senior notes using $57.1 million in cash.

In August 2011, ReneSola’s board of directors adopted a shareholder rights plan to protect the best interests of ReneSola and our shareholders and authorized a dividend distribution. One share purchase right was distributed on August 26, 2011 with respect to each share of ReneSola outstanding at the close of business on such date. Initially, the share purchase rights were evidenced by the certificates representing outstanding shares, and no separate share purchase right certificates were distributed. Subject to certain limited exceptions, the share purchase rights will be exercisable at $20.0 per share if a person or group acquires 15% or more of ReneSola’s voting securities or announces a tender offer for 15% or more of the voting securities, subject to adjustment. Our board of directors will be entitled to redeem the share purchase rights at $0.0001 per share purchase right at any time before a person or group has acquired 15% or more of ReneSola’s voting securities. The share purchase rights are designed to ensure that our shareholders receive fair treatment in the event of any proposed takeover of ReneSola and to encourage anyone seeking to acquire ReneSola to negotiate with the board of directors prior to attempting a takeover. The share purchase rights were not distributed in response to any specific effort to acquire control of our company.

In August 2011, our board of directors authorized a share repurchase program under which we may repurchase up to $100 million in aggregate value of our outstanding shares during a six-month period ended February 20, 2012 on the open market or in privately negotiated transactions. We repurchased an aggregate of 645,424 ADSs, representing 1,290,848 shares, on the open market for a total cash consideration of $1.9 million in 2011, which were cancelled as of February 29, 2012. We did not repurchase any ADSs in 2012.

In September 2013, we completed a registered direct offering of 15,000,000 ADSs, representing 30,000,000 of our shares, and warrants to purchase up to 10,500,000 additional shares, representing 35% of warrant coverage in the offering, at approximate $70 million before exercise of warrants.  The warrants are exercisable immediately and will expire four years from the date of issuance.  We expect to use the net proceeds from the offering for general corporate purposes, including working capital and polysilicon plant optimization.

B.	Business Overview

We are a leading global brand and technology provider as well as manufacturer of solar power products based in China. Capitalizing on proprietary technologies, economies of scale, low cost production capabilities, technical innovations and know-how and leveraging our in-house polysilicon, wafer and module manufacturing capabilities, we provide our customers with high quality, cost competitive solar power products and processing services. We provide high quality solar power products to a global network of suppliers and customers, which includes leading global manufacturers of solar cells and modules and distributors, installers and end users of solar modules.

We have significantly expanded our business scope from primarily solar wafer manufacturing to manufacturing of polysilicon and solar modules, as well as ventured into the solar power plant business. We believe our vertically integrated model and integrated manufacturing capabilities allow us to ensure the quality of our solar power products and reduce our reliance on the quality assurances of third-party suppliers. Moreover, the vertical integration allows us to gain an early understanding of trends in PV products pricing, better anticipate market conditions, as well as take advantage of market opportunities more quickly and efficiently.

We have greatly expanded our manufacturing capacity since we began the production of solar wafers. We believe we possess one of the largest solar wafer manufacturing facilities in China based on production capacity as of December 31, 2013. See “—Manufacturing” for more updates on our manufacturing capacities.

We sell solar wafers primarily to solar cell and module manufacturers globally. In 2013, a significant portion of our wafer sales were made to companies based in Asia, primarily to leading solar cell and module companies in China, South Korea and Taiwan. The majority of our module sales in 2013 were made to distributors across the globe including regions like Europe, USA and Asia-Pacific. We have begun to refine our module sales strategy to sell directly to end user customers in order to enhance our pricing power and promote our profit margin. We believe that one of the most cost-effective and innovative ways to improve module efficiencies is through enhanced wafer technologies, an area where we have historical expertise. In addition, we have continued to focus on implementing various cost reduction programs and reduced our silicon consumption rate and non-silicon wafer processing cost.

At the end of September 2013, we concluded that our efforts to sufficiently reduce the cost of polysilicon production compared to its prevailing market price were not successful. After conducting a further internal assessment we determined that it was no longer feasible to operate the Phase I facility without incurring a loss and to recognize the impairment charge in our wafer segment accordingly. Production at the Phase I facility was permanently discontinued in October 2013. See “—Manufacturing—Polysilicon Production” for more updates on our polysilicon facilities.

Since the end of 2012, we have started to implement our business strategy to transform our business focus from solar wafer production to module production. In July 2013, we were promoted to “Tier 1” status on the PV Module Maker Tier System published by Bloomberg New Energy Finance, or BNEF. According to BNEF, tier 1 module manufacturers are those that have provided products to three different projects, which have received non-recourse financing by three different banks in the past two years. In connection with this business transformation, we have implemented strategic initiatives including increasing the volume of our module sales and the size of our marketing team. In addition, we have increased capacity by sourcing our modules from overseas original equipment manufacturers, or OEM, while maintaining our in-house module manufacturing capacity at 1.2 GW as of December 31, 2013, which we believe has been executed with high efficiency and advanced technologies. We currently have overseas OEM module capacity of approximately 1 GW, with factories and facilities located in Poland, South Africa, India, Malaysia, South Korea, Turkey, and most recently, Japan.

In 2014, we plan to maintain our in-house polysilicon, solar wafer, cell and module manufacturing capacities. We may continue to seek additional opportunities to develop solar power plants.

In 2011, 2012 and 2013, we shipped 1,294.8 MW, 2,219.3 MW and 3,218.0 MW, respectively, of solar power products.

Our net revenues decreased from $985.3 million in 2011 to $969.1 million in 2012 and increased to $1,519.6 million in 2013. We suffered an operating loss of $221.4 million and a net loss of $258.9 million in 2013, compared to an operating loss of $179.0 million and a net loss of $242.5 million in 2012, and an operating income of $11.5 million and a net income of $0.3 million in 2011.

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

However, as the solar power industry continues to develop, the government subsidies and economic incentives could be reduced or eliminated altogether. Policy changes could result in significant reductions or eliminations of subsidies or economic incentives, and the effects of the recent global economic crisis may affect the fiscal ability of governments to offer certain types of incentives such as tax credits at the level previously targeted, if at all. In 2013, the European governments further reduced their support in the European markets that have traditionally relied upon feed-in-tariffs, among other things, to support demand, which in the aggregate resulted in a marked decline in the global growth rate of demand for solar power products. In September 2008, the Spanish government introduced a feed-in-tariff cap of 500 MW, which limited demand in the grid-connected market in Spain. Additionally, in December 2010, the Spanish government reduced the maximum allowable annual operating hours for which PV systems could earn feed-in-tariff payments. In 2009, the German government reduced solar feed-in tariffs by 9%. In January, July and October of 2010, Germany introduced further solar feed-in tariffs reductions of approximately 24% to 26% for rooftop systems and 20% to 25% for ground-based systems. Germany further reduced its feed-in tariffs in the beginning of 2012 by 15% to up to 24.43 Euro cents per kilowatt hour for rooftop systems and up to 18.76 Euro cents per kilowatt hour for ground-based systems. In September 2012, Germany introduced further a feed-in tariff reduction of 1% monthly for roof-based systems while reducing or eliminating feed-in tariffs for ground-based systems. In September 2013, Germany continued its monthly reduction of 1.8% on the feed-in-tariff for any solar power system that started to operate on or after October 1, 2013. All such reductions may result in a significant fall in the price of PV products in order to support continued demand. Generally, it is expected that due to the reduction in government incentives to users of solar power products in Germany, demand for solar power products will decrease substantially in Germany this year, which may in turn materially and adversely affect our direct or indirect sales into Germany. In 2010, the Italian government announced annual reductions to feed-in tariffs beginning in 2011 in an effort to impede overheating of its solar market. Although it later passed legislation to extend its feed-in tariff program for solar energy through 2012, the feed-in tariff scheme started to slowly decrease each month from June 2011. Also, in May 2013, the Greek government announced an over 40% feed-in-tariff reduction effective June 1, 2013, to reduce the deficit of the Renewable Energy Sources Fund, which is used to pay renewable energy producers in Greece. Currently, multiple governments and countries are discussing ways to reduce or eliminate their solar subsidies, including Japan, UK and Eastern European countries.

Trade actions have been initiated in the United States or other jurisdictions, including the European Union and India, since 2011 and have resulted in anti-dumping and countervailing duties imposed on solar imports in those jurisdictions. See “Item 3. Key Information—D. Risk Factors— Risks Related To Our Business—D. Risk Factors—Imposition of anti-dumping and countervailing orders in one or more markets may result in additional costs to our customers and disruptions in such markets and could materially and adversely affect our business, results of operations, financial conditions and prospects.”

In the last few years, the Chinese government announced a series of plans and subsidies intended to support the development of the Chinese solar power industry, including open bidding for solar power plant licenses, the Solar Rooftop Plan and the Golden Sun Demonstration Projects. These measures were aimed at developing large-scale solar power plants in rural and remote areas and urban rooftop solar power systems. For instance, in March 2009, the Chinese government announced new rules to offer financial subsidies to assist the construction of PV module applications integrated into buildings in urban and remote areas and establishes and promotes technical standards and key universal technologies relating to the application of PV module products integrated into buildings. To be eligible to receive the subsidies, the installed capacity of a PV module project must be more than 50 kilowatts and the conversion efficiency of monocrystalline products must be higher than 16%. Priority is to be given to PV modules integrated into buildings, projects connected to the power grid and projects for public buildings. In July 2009, the Chinese government announced a new program of incentives for the development of 500 MW large-scale PV projects throughout the country over a period of two to three years. Under this program, on-grid PV projects of at least 300 kilowatts will be eligible for subsidies of 50%. Projects in remote areas with no access to the electricity grid will be eligible for subsidies of 70%. In 2010, the PRC government enacted a revised Renewable Energy Law giving clearer guidance to address issues in the existing legislation and affirming the role of the government in organization and planning, as well as switching the purchasing system for renewable energy from a mandatory system to a guaranteed purchase scheme. These guaranteed purchase principles are intended to make electricity distributors more willing to purchase renewable energy by more clearly defining the relationship between electricity distributors and power generation businesses in terms of rights and responsibilities. The law also provides guarantees regarding the launch of future on-grid pricing systems or feed-in tariffs for renewable energy. In 2010, newly installed capacity for solar power systems in China reached 400 MW, according to the European Photovoltaic Industry Association. China’s 12th Five Year Plan, which was released in early 2011, cited renewable energy sources as a focal point for China’s development. For renewable energy, the plan set a goal of sourcing 11.4% of primary energy from non-fossil fuels in 2015, an increase from a 2020 goal of 8.3% announced in 2010 and aims to reduce costs of domestic solar power and develop the PV industry. In July 2012, the PRC National Energy Admonition issued China’s 12th Five Year Plan for the Development of Solar Electric Energy Generation to continue taking measures to develop the PV industry. On March 25, 2013, China’s Ministry of Finance, Ministry of Industry and Information Technology, or the MIIT, the General Administration of Customs and the State Administration of Taxation jointly issued the Notice on the Adjustment on Relevant Catalogue of Tax Policy for the Import of Material Technical Equipment, or the Notice. According to the Notice, as of April 1, 2013, qualified domestic enterprises may import necessary key parts and materials as set forth in the Notice to manufacture certain equipment, including solar cell equipment, which is supported by the PRC government, and will be exempted from custom duty and import VAT. We expect the solar industry to continue to be a focus of government support in China.

China’s State Council issued the Several Opinions of the State Council on Promoting the Healthy Development of the Photovoltaic Industry, or the Several Opinions, on July 4, 2013, which provides that the installed capacity for solar electricity is expected to further increase and reach more than 35 GW by 2015 at a growth rate of about 10 GW per year. The PV industry will be promoted principally through, among others, (i) the exploration of the distributed PV power generation market, (ii) the improvement of grid connection management and service, in particular for PV power generation, (iii) the improvement of pricing and subsidy policies and development of funding for renewable energy, and (iv) support from the financial institutions to the PV industry. To implement the Several Opinions, the government authorities have issued additional regulations to promote the PV industry. For example, the MIIT issued the Standard Conditions for Photovoltaic Manufacturing Industry on September 16, 2013, which became effective on October 16, 2013, and subsequently issued the Interim Measures for the Notice Management of the Photovoltaic Manufacturing Industrial Standards on October 11, 2013. The PRC National Energy Commission also issued a series of regulations about PV power generation projects, including the Interim Measures for PV Power Generation Projects on August 29, 2013, the Interim Measures for the Administration of Distributed PV Power Generation Projects on November 18, 2013 and the Interim Measures for the Supervision of Photovoltaic Power Generation Operation on November 26, 2013. In particular, the Interim Measures for the Administration of Distributed PV Power Generation Projects provided that grid companies shall make subsidy payments to project companies on a monthly basis for distributed PV power generation projects which are entitled to subsidies.

To promote the exploitation and utilization of renewable resources, the Ministry of Finance decided to increase the charging standard of the renewable surcharge for electricity end-users to RMB0.015/kwh on September 25, 2013, except for for residential or agricultural use.

On August 26, 2013, the NDRC released subsidy details for projects, including transmission-grid-connected projects and distribution-grid-connected projects. The new feed-in-tariff for 2014 is between RMB0.90/kwh and RMB1.00/kwh depending on project locations for transmission-grid-connected projects and RMB0.42/kwh for distribution-grid-connected projects. See “Item 4. Information on the Company—D. Business Overview—Regulations—Renewable Energy Law and Other Government Directives.” Distribution-grid-connected projects are expected to represent the majority of China’s new PV installation over the next few years. Unlike the rest of the world, capital expenditures for distribution-grid-connected projects are higher than transmission-grid-connected projects because labor costs for scaffolding and work on rooftops are low in China and rooftop space is currently free.

Our Products and Services

We offer monocrystalline and multicrystalline wafers of various sizes and thicknesses. In wafer manufacturing, we are capable of slicing wafers with a thickness less than 180 microns on a large scale. We also offer wafer processing services to certain customers.

We also offer monocrystalline and multicrystalline solar modules. We currently produce standard solar monocrystalline modules ranging from 75 W to 310 W and multicrystalline modules ranging from 130 W to 310 W in power output, built to general specifications for use in a wide range of residential, commercial, industrial and other solar power generation systems.

We also offer our customers after-sales support services such as monthly performance checks on our products. Our research and development, technical management and quality control teams work closely with our customers’ counterparties to address our customers’ requirements.

Manufacturing

We manufacture solar-grade polysilicon, solar wafers, cells and modules.

We significantly expanded our manufacturing capacity since we began our production of solar wafers. We believe we operate one of the largest solar wafer manufacturing facilities in China based on production capacity. As of December 31, 2013, we had an annual wafer manufacturing capacity of approximately 2,000 MW, consisting of a monocrystalline wafer manufacturing capacity of approximately 200 MW and a multicrystalline wafer manufacturing capacity of approximately 1,800 MW, All of our annual wafer manufacturing capacity as of December 31, 2013 is the same as the capacity as of December 31, 2012. We plan to maintain this annual wafer manufacturing capacity in 2014.

We began selling solar modules in June 2009 after our acquisition of ReneSola Jiangsu. As of December 31, 2013, we had cell and module manufacturing capacities of 240 MW and 1,200 MW, respectively, compared to 240 MW and 1,200 MW, respectively, as of December 31, 2012, and 240 MW and 500 MW, respectively, as of December 31, 2011. We currently have OEM factories and facilities located in Poland, South Africa, India, Malaysia, South Korea, Turkey and most recently, Japan. In 2013, we had solar module capacity of 1 GW through sourcing our modules from overseas OEM. In 2014, we plan to maintain our own annual cell and module manufacturing capacity, and further expand our OEM capacity to meet the growing demand of our module products.

We had an annual polysilicon manufacturing capacity of 4,000 metric tons and 10,000 metric tons as of December 31, 2011 and 2012, respectively. We ramped up our polysilicon manufacturing facility in Meishan, Sichuan Province, in two phases. Phase I of our polysilicon facility had been in full operation since the beginning of 2011 and Phase II of the facility was completed in June 2013. We produced an aggregate of 3,382 metric tons and 3,523 metric tons of polysilicon in 2011 and 2012, respectively. In November 2012, we halted polysilicon production to upgrade our facilities and equipment, as well as integrate Phase II with Phase I. At the end of September 2013, we concluded that our efforts to sufficiently reduce the cost of polysilicon production as compared to the prevailing market price were not successful. After conducting a further internal assessment we determined that it was no longer feasible to operate the Phase I facility without incurring a loss and to recognize the impairment charge in our wafer segment accordingly. Production at the Phase I facility was permanently discontinued in October 2013. Our Phase II polysilicon facility currently has an annual manufacturing capacity of 6,000 metric tons.

While the solar sector remains highly competitive and subject to political uncertainties, we believe that our international approach to our module business and continuing investments in new technologies will support our longer-term goals.

The following table sets forth the manufacturing capacities of our facilities.

Manufacturing Facilities	Annual Manufacturing Capacity as of December 31, 2011(1)		Annual Manufacturing Capacity as of December 31, 2012(2)	Annual Manufacturing Capacity as of December 31, 2013(3)	Expected Annual Manufacturing Capacity as of December 31, 2014(3)
Wafer	2,000 MW		2,000 MW	2,000 MW	2,000 MW
—Monocrystalline Wafers	400 MW	(4)	200 MW	200 MW	200 MW
—Multicrystalline Wafers	1,600 MW		1,800 MW	1,800 MW	1,800 MW
Cell	240 MW		240 MW	240 MW	240 MW
Module	500 MW		1,200 MW	1,200 MW	1,200 MW
Polysilicon	4,000 metric tons		10,000 metric tons	6,000 metric tons	6,000 metric tons

(1)	Calculated based on the adjusted methodology effective January 1, 2011, which is based on an efficiency rate of 18.2% for monocrystalline wafers and 16.8% for multicrystalline wafers.

(2)	Calculated based on the adjusted methodology effective January 1, 2012, which is based on an efficiency rate of 18.8% for monocrystalline wafers and 17.7% for multicrystalline wafers.

(3)	Calculated based on the adjusted methodology effective January 1, 2013, which is based on an efficiency rate of 19.0% for monocrystalline wafers and 17.8% for multicrystalline wafers.

(4)	Only 200 MW of manufacturing capacity was operational as we were in the process of moving the equipment that generates the additional 200 MW of capacity to another facility, which was classified as assets held-for-sale and had since been written off. In 2013, we successfully sold 200 MW capacity to a third party.

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

Prior to 2011, we purchased most of our multicrystalline furnaces from foreign equipment suppliers. In 2011, we began to collaborate with domestic equipment makers in China to develop customized multicrystalline furnaces. In 2012, we devised new methods which allowed us to increase the capacity of our existing multicrystalline furnaces. Our new multicrystalline furnaces require substantially less capital expenditure than imported furnaces and offer improved production efficiency and lower electricity consumption.

Our manufacturing capacities comprise the following:

•	polysilicon production;

•	ingot production;

•	wafer slicing;

•	cell production; and

•	module production.

Polysilicon Production

We use the modified Siemens process to produce polysilicon. Our manufacturing process is able to recover and recycle exhaust gases throughout the process in our closed-loop manufacturing system.

In phase I of our polysilicon manufacturing facility, we adopt TCS production and thermal hydrogenation process. In phase II of our polysilicon manufacturing facility, we use a hydrochlorination process which requires less power consumption compared to our phase I technology.

We integrated the two phases into one combined polysilicon manufacturing facility in October 2012. At the end of September 2013, we concluded that our efforts to sufficiently reduce the cost of polysilicon production as compared to its prevailing market price were not successful. After conducting a further internal assessment we determined that it was no longer feasible to operate the Phase I facility without incurring a loss and to recognize the impairment charge in our wafer segment accordingly. Production at the Phase I facility was permanently discontinued in October 2013. Our polysilicon facility currently has an annual polysilicon manufacturing capacity of 6,000 metric tons. After eliminating our Phase I facility, our remaining in-house polysilicon production is cost-efficient as compared to the prevailing market price of polysilicon, which we believe will help our overall profitability. In addition, we believe the discontinuation will help reduce our power consumption and depreciation and therefore help to enhance our profitability going forward. While the solar sector remains highly competitive and subject to political uncertainties, we believe that our international approach to our module business and continuing investments in new technologies will support our longer-term goals.

Ingot Production/Wafer Slicing

To produce multicrystalline ingots, molten polysilicon is converted into block-form through a casting process in the multicrystalline furnaces. Crystallization starts by gradually cooling the crucibles in order to create multicrystalline ingot blocks. The resulting ingot blocks consist of multiple smaller crystals as opposed to the single crystal of a monocrystalline ingot. The output of a multicrystalline furnace is higher than that of a monocrystalline furnace.

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

Raw Materials

The key raw material for our wafer production is polysilicon. Currently, we use polysilicon as primary feedstock to produce solar wafers. In 2013, polysilicon accounted for approximately 44.0% of our wafer production cost. We procure our raw materials from diversified sources. In 2013, purchases from international suppliers, domestic suppliers and our subsidiary, Sichuan ReneSola, accounted for approximately 50.3%, 32% and 17.7%, respectively, of our total polysilicon purchases. Other raw materials include crucibles, slurry, wires, glass and ethyl vinyl acetate, or EVA, film, which we procure primarily from domestic and international suppliers.

Our top five suppliers of polysilicon, excluding those for processing services, collectively accounted for 82.8% of our total polysilicon purchases in 2013. Our top two suppliers of polysilicon, excluding those processing services, accounted for more than 52.7% of our total polysilicon purchases in 2013. We are required to purchase $106.7 million of polysilicon over the next two years. The price is subject to adjustment to reflect the prevailing market price at the transaction dates. We made advance payments to these suppliers under the polysilicon purchasing agreements. In 2012 and 2013, due to the worldwide oversupply of silicon raw materials, we were not required to make advance payments for our newly signed procurement agreements with suppliers. In 2012 and 2013, we did not sign any long term contracts. As of December 31, 2013, the outstanding advance payments in connection with our procurement agreements entered into before 2014 amounted to approximately $10.0 million.

We complement our existing long-term and short-term polysilicon purchase agreements with in-house manufacturing capacity provided by our polysilicon manufacturing facility in Meishan, Sichuan Province. Our polysilicon facility currently has an annual polysilicon manufacturing capacity of 6,000 metric tons.

Sales and Customers

We have established a number of long-term relationships with several key players in the solar power industry and will continue to both strengthen our existing customer relationships and cultivate new relationships. Our current customers include some of the leading global manufacturers of solar cells and solar modules. We have been expanding our customer base beyond China and, as of December 31, 2013, sold more than 66.2% of our products, in terms of sales revenue, in overseas markets (outside of China, Taiwan and Hong Kong) such as Europe, America, Japan and Australia. We have wide-spread sales channels across different continents including sales offices in Germany, United Kingdom, United States, Japan, India, Australia, South Africa, Panama and other countries or regions, which provide our customers with local and easily accessible support. In particular, we expanded into United States and Japan, two fast growing markets for PV products, in mid-2012. We have set up three sales offices and operate eight warehouses in the United States, which allow us to provide more localized and efficient product support and delivery services to our American customers. Our revenue derived from sales into the United States was $236.9 million for the year ended December 31, 2013. We also established subsidiaries and branch companies in Japan, and our revenue derived from sales into Japan was approximately $67.3 million for the year ended December 31, 2013. We have also entered into OEM agreements to provide major global solar companies in Poland, South Africa, India, Malaysia, South Korea, Turkey and most recently, Japan, with solar modules. We believe that our reputation for quality and reliability and our added capabilities in solar cells and solar modules will enable us to gain market share and capture new growth opportunities in the solar power industry. As of December 31, 2013, we have a two-year backlog of 118 contracts covering 494 MW and 210 MW for delivery in 2014 and 2015, respectively.

Wafer Sales

We increased wafer shipment in 2011 and 2012, due to strong demand for our products, increased production output and increased brand recognition. In 2013, our wafer shipment decreased from 2012, because we used more of our wafer output for our own module production to support our business strategy to become an integrated module provider.

We derived 61.4%, 60.5% and 86.5% of our wafer sales from customers in China (including Hong Kong) in 2011, 2012 and 2013, respectively. In 2011, our top five wafer customers accounted for approximately 41.6% of our wafer sales and 23.0% of our net revenues, and our largest customer accounted for approximately 10.8% of our wafer sales and 6.0% of our net revenues. In 2012, our top five wafer customers, one of which was our related party, accounted for approximately 49.5% of our wafer sales and 22.2% of our net revenues, and our largest customer accounted for approximately 13.7% of our wafer sales and 6.1% of our net revenues. In 2013, our top five wafer customers accounted for approximately 52% of our wafer sales and 10.8% of our net revenues, and our largest wafer customer accounted for approximately 24.8% of our wafer sales and 5.1% of our net revenues.

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

We entered into several long-term sales contracts with our customers. In June 2008, we entered into an agreement with a global solar power company for the supply of approximately 1.5 GW of wafers over an eight-and-a-half-year period beginning in July 2008. In June 2010, we entered into an agreement with a leading solar cell manufacturer to provide approximately 293 MW of multicrystalline wafers from July 2010 to December 2013 and approximately 141 MW of monocrystalline wafers from October 2010 to December 2013. Our long-term wafer contracts accounted for approximately 184.0 MW of wafer shipments, or 13.0% of our total wafer shipments, in 2013.

In 2012 and 2013, due to the volatility of polysilicon prices and worldwide oversupply of solar power products, we did not enter into new long-term wafer contracts or wafer processing arrangements with customers.

Module Sales

Our module shipment increased in 2011, 2012 and 2013. In 2013, our module shipment exceeded our wafer shipment for the first time in our company history, due to our business strategy to switch from a wafer manufacturer to an integrated module manufacturer.

We sell our modules primarily to distributors and power plant developers. The type of customers we focus on depends largely on the demand in the specific markets. In 2013, our top five module customers accounted for 20.6% of our module sales and 15.1% of our total net revenues, and our largest module customer accounted for approximately 4.6% of our module sales and 3.4% of our total net revenues.

We sell our modules mostly through spot orders, short-term contracts with terms of less than one year and framework agreements. The prices for most orders, contracts, and framework agreements are based on the then market prices and trends.

A substantial portion of our sales contracts require our customers to make a prepayment set at a certain percentage of the total contract value to secure future delivery of our products. Many of these contracts require customers to provide bank guarantees or irrevocable letters of credit to support their purchase commitment in absence of prepayment.

For the geographical distribution of our products, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Overview of Financial Results—Net Revenues—Geographical Distribution.”

Quality Control

We implement our quality control system at each stage of our manufacturing process, from raw materials procurement to production and delivery, in order to ensure consistent quality for our products. We conduct systematic inspections of incoming raw materials, ranging from silicon raw materials to various consumables, such as crucibles, steel wires and silicon carbon powder. We have formulated and adopted guidelines for recycling reclaimable silicon, ingot production and wafer slicing, and continue to o develop and improve our inspection measures and standards. Prior to packaging, we conduct a final quality check to ensure that our solar wafers and solar modules meet all our internal standards and customers’ specifications. We received ISO 9001: 2008 certification, valid until March 2016, for our quality assurance system for production, which we believe demonstrates our technological capabilities and instills customer confidence.

We have also received certifications for the quality of our products from institutions in different countries, including these recent certifications:

•	Since 2013, we have been listed by the Japan Photovoltaic Expansion Center as a qualified PV product manufacturer for the Japanese market and received certification from the Japan Electrical and Environment Technology Laboratories, both of which are significant accomplishments for a foreign company entering Japan’s solar market;

•	Since 2013, our Virtus I and Virtus II modules, which are high-efficiency polycrystalline PV Modules, have been listed by Underwriters Laboratories as meeting the applicable quality and safety standards of the Japanese market;

•	Since 2013, our 77 newly launched LED models have obtained CE certifications from TÜV SÜD, a globally recognized and leading government-designated certification body responsible for product testing and the certification of electronic products;

•	In the first half of 2013, our microinverter, Micro Replus™, which is most suitable for residential use, obtained certification in the United States, Canada, Australia, New Zealand, Germany, Denmark and the United Kingdom; and

•	In July 2013, we were upgraded to “Tier 1” status on the BNEF PV Module Maker Tier System, which was developed to to differentiate the hundreds of manufacturers of solar modules in the market. A module manufacturer is qualified for the “Tier 1” status if it provides products to three different projects with non-recourse financing by three different banks in the past two years, respectively.. In the same month, we were also awarded one of the highest credit ratings by China Export & Credit Insurance Corporation, or Sinosure, the largest and only state-owned insurer in China that provides credit insurance for the export of high value-added goods. We benefit from the acknowledgement from BNEF and Sinosure’s rating, as major PV project developers, engineering, procurement and construction contractors and financing credit providers rely on such BNEF report and Sinosure’s rating.

As of December 31, 2013, we had a dedicated team of 684 employees overseeing our quality control processes that work collaboratively with our sales team to provide customer support and after-sale services. As an important part of the quality control process, we gather customer feedback for our products and address customer concerns in a timely manner.

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

The number of solar product manufacturers has rapidly increased due to the growth of actual and forecasted demand for solar power products and the relatively low barriers to entry. Lower demand for solar modules due to weak macroeconomic conditions and tightened credit for solar project financing combined with the increased supply of solar modules due to production capacity expansion by solar module manufacturers worldwide has caused the price of solar modules to decline beginning in the fourth quarter of 2008. Although the solar industry has seen an increase in demand for solar power products due in part to the improvement of global economic conditions since 2009, when the global economic downturn had a material impact on demand for solar power products, the prices of solar power products have been volatile in recent years due to the unstable supply of solar power products. Even though demand has gradually increased in the last two years and the average price has increased and stabilized since the beginning of 2013, the industry may still be oversupplied throughout the solar value chain in the near future. Moreover, the solar industry is expected to continue to be highly competitive. Increased production efficiencies and improved technologies may further reduce costs of polysilicon and other silicon raw materials, which have already declined significantly over the past few years. Potential further expansion of manufacturing capacity in the future by us or by our competitors and potential new entrants into the market, given the relatively low barriers to entry, may result in continued excess capacity in the industry.

We may also face competition from new entrants to the solar market, including those that offer more advanced technological solutions or that have greater financial resources, such as semiconductor manufacturers, several of which have announced their intention to start production of solar cells and modules. A significant number of our competitors are developing or currently producing products based on PV technologies which may be believed to be more advanced, including amorphous silicon, string ribbon and nano technology, which may eventually offer cost advantages over the crystalline polysilicon technologies currently used by us. A widespread adoption of any of these technologies could result in a rapid decline in demand for our products and a resulting decrease in our revenues if we fail to adopt such technologies. In addition, similar to us, some of our competitors have become, or are becoming, vertically integrated in the PV industry value chain by acquiring or developing capabilities ranging from silicon ingot manufacturing to PV system sales and installation. This could further erode our competitive advantage as a vertically integrated PV product manufacturer. In addition, our competitors may also enter into the polysilicon manufacturing business, which may provide them with cost advantages. The entire PV industry also faces competition from conventional energy and non-solar renewable energy providers.

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

Our competitors include integrated polysilicon suppliers, such as GCL-Poly Energy Holdings Limited and Renewable Energy Corporation, specialized solar wafer manufacturers, such as GCL-Poly Energy Holdings Limited and Comtec Solar Systems Group Limited. Our competitors also include integrated solar module manufacturers, such as Trina Solar Limited and Yingli Green Energy Holding Company Limited. Many of our competitors have a longer operating history, stronger market position, greater resources, higher name recognition and better access to polysilicon than we do. Many of our competitors also have more established distribution networks and larger customer bases. In addition, many of our competitors are developing and are currently producing products based on alternative solar power technologies, such as thin-film technologies, that may reduce solar power products’ dependence on solar wafers.

The standard specifications of monocrystalline wafers used by most solar cell manufacturers are wafers of 6.5 inches and 8 inches and the standard specifications of multicrystalline wafers of 156 mm by 156 mm. Most China-based wafer manufacturers, including us, offer wafers in these two sizes. Due to the lack of sufficient market information, it is difficult for us to ascertain our competitive position vis-à-vis our competitors. For example, conversion efficiency of solar power products is not only determined by the quality of solar wafers but is also dependent on the solar cell and module production processes and technology. Therefore, solar wafer manufacturers usually assume the conversion efficiency of their solar wafers based on the conversion efficiency of solar cells and modules manufactured by their customers, for which there is a lack of publicly available information. As a result, it is difficult for us to ascertain the competitive position of our competitors’ solar wafers.

Environmental Matters

We believe we are in compliance with present environmental protection requirements in all material respects and have all material environmental permits necessary to conduct our business. Our manufacturing processes generate noise, waste water, gaseous wastes and other industrial wastes. We have installed various types of anti-pollution equipment at our premises to reduce, treat, and, where feasible, recycle the waste generated in our manufacturing processes. We outsource the treatment of some of our waste to third-party contractors. Our operations are subject to regulation and periodic monitoring by local environmental protection authorities.

Our polysilicon manufacturing facility in Meishan, Sichuan Province is equipped with highly advanced technology and high-end equipment to achieve a fully closed-loop system which can recycle and convert certain waste into products through TCS that can be reused in the production process.

Insurance

We maintain property insurance policies with insurance companies covering our equipment, facilities, buildings and building improvements. These insurance policies cover losses due to fire, explosion, flood and a wide range of other natural disasters. We maintain insurance to cover our assets in China, product liability insurance coverage for our products manufactured in China, equipment breakage insurance and performance guarantee insurance. We maintain transportation insurance to cover the transportation risk for our finished products. We do not maintain any insurance coverage for business interruption. We maintain key-man life insurance on our executive officers. We maintain director and officer liability insurance for our directors and executive officers. We consider our insurance coverage to be in line with other manufacturing companies of similar size in China. However, significant damage to any of our manufacturing facilities, whether as a result of fire or other causes, could have a material adverse effect on our results of operation. We paid an aggregate of approximately $4.4 million in insurance premiums in 2013.

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

On July 4, 2013, PRC State Council issued the Several Opinions on Promoting the Healthy Development of the Photovoltaic Industry, which further increases the installed capacity for solar electricity and puts forward various measures to develop the PV application market and adjust the industrial structure and regulate the industrial development order. In 2013, government authorities, including the NDRC, the MIIT, the PRC National Energy Commission, the PRC Ministry of Finance and the PRC State Administration of Taxation, have issued a series of regulations to implement the Several Opinions.

On August 26, 2013, the NDRC issued the Notice re Leveraging the Price to Promote the Health Development of the Photovoltaic Industry, in which, among other things, the NDRC adopted the following measures: (i) the country was divided into three solar resources districts, in which the feed-in-tariff is separately RMB0.90/kwh, RMB0.95/kwh and RMB1.00/kwh; (ii) for distribution-grid-connected projects, the electricity subsidy standard is RMB0.42/kwh; (iii) the execution period for the aforesaid policies shall last, in principle, for 20 years; (iv) the aforesaid regional feed-in-tariff policy shall apply to the PV power stations those were filed or approved after September 1, 2013 and those were filed or approved prior to September 1, 2013 but were put into operation after January 1, 2014, and the electricity subsidy standard shall apply to the distribution-grid-connected projects that are excluded from the central government investment subsidies.

On September 23, 2013, the PRC Ministry of Finance and the PRC State Administration of Taxation jointly issued the “Notice on the Value-added Tax Policy for PV Power Generation”, which provides 50% of the value-added tax paid by taxpayers in connection with sales of self-produced electrical products generated by solar energy will be immediately refunded to the taxpayers when the value-add tax is collected. This VAT refund will be effective from October 1, 2013 through December 31, 2015.

On November 26, 2013, the PRC National Energy Commission issued the “Interim Measures for the Supervision of Photovoltaic Power Generation”, which clarify that the state department in charge of energy and its local counterparts are responsible for the supervision of PV projects. The interim measures are valid for three years starting from the date of promulgation.

On January 17, 2014, the PRC National Energy Commission announced the PV installation target for 2014 to be 14GW, which includes 8GW for distributed PV systems and 6GW for large scale PV power plants.

On February 8, 2014, the National Certification and Accreditation Administration and the PRC National Energy Commission jointly issued the “Implementation Opinions on Strengthening the Testing and Certification of PV Products”, or Implementation Opinions, which provide that only certified PV products may be connected to the public grid or receive government subsidies. The institutions that certify PV products must be approved by the Certification and Accreditation Administration. According to the Implementation Opinions, PV products that are subject to certification include PV battery parts, inverters, control devices, confluence devices, energy storage devices and independent PV systems.

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

In response to concerns suggesting that emissions of certain gases, commonly referred to as “greenhouse gases” (including carbon dioxide and methane) may be contributing to global climate change, China has indicated that it highly commends and supports the Copenhagen Accord, which endorses the continuation of the Kyoto Protocol. In 2009, China has decided to reduce the intensity of carbon dioxide emissions per unit of GDP by 40% to 45% by 2020, compared with the levels of 2005. This decision may require changes to the current law and policy. Any such changes in environmental laws or regulations may have adverse impact on the manufacture, sale and disposal of solar power products and their raw materials, which may in turn adversely affect us, our suppliers and our customers.

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

Regulation of Certain Onshore and Offshore Transactions. On October 21, 2005, SAFE issued Notice 75, which became effective as of November 1, 2005. According to Notice 75, registration with the local SAFE branch is required for PRC residents to establish or to control an offshore company for the purposes of financing that offshore company with assets or equity interests in an onshore enterprise located in the PRC. An amendment to registration or filing with the local SAFE branch by such PRC resident is also required for the injection of equity interests or assets of an onshore enterprise in the offshore company or overseas funds raised by such offshore company, or any other material change involving a change in the capital of the offshore company.

Moreover, Notice 75 applies retroactively. As a result, PRC residents who have established or acquired control of offshore companies that have made onshore investments in the PRC in the past are required to complete the relevant registration procedures with the local SAFE branch by March 31, 2006. Under Notice 75 and the relevant rules, failure to comply with the registration procedures set forth in these regulations may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the increase of its registered capital, the payment of dividends and other distributions to its offshore parent or affiliate and capital inflow from the offshore entity, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations.

PRC residents who have established or acquired control of our company are required to register with SAFE in connection with their investments in us.

In order to promote and facilitate foreign investors to make direct investment in China, and to standardize the foreign exchange administration over direct investment made by foreign investors, the SAFE issued the Notice 21, which became effective on May 13, 2013. In Notice 21, “Direct Investment in China” refers to the activities whereby foreign investors (including overseas institutions and individuals) establish foreign-invested enterprises in China through new establishment, merger and acquisition and other means, and obtain rights and interests such as ownership, right of control, and operation and management rights. Notice 21 provides detailed disclosure requirements and examination standards for SAFE registration under the Notice 75.

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

Trademark

The PRC Trademark Law, adopted in 1982 and revised in 1993, 2001 and 2013, with its implementation rules adopted in 2002, protects registered trademarks. The Trademark Office of SAIC handles trademark registrations and grants trademark registrations for a term of ten years, which is subject to rollover by application.

C.	Organizational Structure

We currently conduct our business through the following key subsidiaries as of the date of this annual report:

•	ReneSola Zhejiang, our principal operating company engaged in wafer production in China;

•	ReneSola America, which was incorporated in the State of Delaware, the United States in November 2006 to facilitate our procurement of silicon raw materials in North America. Since 2010, there have been no operational activities at this subsidiary.

•	ReneSola Singapore Pte. Ltd., which was incorporated in Singapore in March 2007 as an offshore vehicle to procure polysilicon in international markets;

•	Sichuan ReneSola, which was incorporated in China in August 2007 to engage in the production of raw materials;

•	ReneSola Jiangsu, which we acquired in May 2009 to engage in the production of solar cells and modules;

•	Zhejiang ReneSola PV Materials, which was incorporated in China in April 2010 to engage in the production and sale of crucibles, steel wires and silicon carbon powder; and

•	ReneSola Deutschland GmbH, which was incorporated in Germany in September, 2011, to engage in the sales of module, cell and wafer, as well as the operation of solar power projects.

In addition to the key subsidiaries above, we also have other subsidiaries incorporated in different jurisdictions. The following diagram illustrates our current corporate structure as of the date of this annual report:

D.	Property, Plants and Equipment

We conduct our research, development and manufacturing of solar wafers at our facilities in Jiashan, Zhejiang Province, where we occupied a site area of approximately 401,060 square meters as of December 31, 2013. On this site, there are manufacturing facilities and office premises occupying an area of approximately 271,184 square meters.

We conduct our research, development and manufacturing of polysilicon at our facilities in Meishan, Sichuan Province, where we occupied a site area of approximately 1,011,155 square meters as of December 31, 2013.

Our cell and module manufacturing facilities are located at Yixing, Jiangsu Province, where our site occupied an area of 179,500 square meters as of December 31, 2013.

Except as noted otherwise, we own the facilities completed and under construction and the right to use the relevant land for the durations described below. We also include information relating to the capacity of and major equipment at our facilities below.

	Facility	Construction Area (square	Duration of Land	Annual Manufacturing Capacity as of December 31,			Expected Annual Manufacturing Capacity as of December 31,	Major
Products	No.	meters)	Use Right	2011	2012	2013	2014	Equipment

Monocrystalline ingots and wafers	1	42,000	January 2007 to November 2053 (a plot of 22,000 square meters); May 2006 to November 2053 (a plot of 18,000 square meters); and October 2006 to October 2056 (a plot of 23,000 square meters)	400 MW(1)	200 MW	200 MW	200 MW	Monocrystalline furnaces, NTC wire saws

	3	46,000	July 2007 to July 2057

Multicrystalline ingots and wafers	2	27,000	January 2007 to December 2056	1,600 MW	1,800 MW	1,800 MW	1,800 MW	ALD multicrystalline furnaces, TOKYO ROPE multicrystalline furnaces, Zhejiang Jinggong multicrystalline furnaces, HCT wire saws and Meyer Burger wire saws
	4	50,000	May 2008 to April 2058

Polysilicon	5	75,000	August 2008 to August 2058	4,000 metric tons	10,000 metric tons	6,000 metric tons	6,000 metric tons	Deposition reactors, rectifying tower and hydrogenation reactor

Cells	6	42,958	February 2008 to December 2056	240 MW	240 MW	240 MW	240 MW	Cell printing, testing and sorting equipment

Modules				500 MW	1,200 MW	1,200 MW	1,200 MW

(1)	This does not include monocrystalline ingot manufacturing capacity of 200 MW through processing orders under arrangements with third-party manufacturers. Only 200 MW of the manufacturing capacity of was operational as we were in the process of moving the equipment that generates the other 200 MW of capacity to another facility, which was classified as asset held-for-sale and had since being written off. In 2013, we successfully sold 200 MW capacity to a third party.

We believe that our existing facilities, together with our facilities under construction, are adequate for our expansion plan in 2014.

As of December 31, 2013, short-term borrowings of $426.4 million and long-term borrowings of $56.3 million were secured by property, plant and equipment with carrying amounts of $904.0 million, prepaid land use right of $133.3 million and accounts receivable of $7.0 million. In addition, $202.4 million of borrowings were guaranteed by the personal assets of Mr. Xianshou Li, our chief executive officer, and his family, as of December 31, 2013, respectively.

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

Overview

We are a leading global brand and technology provider as well as manufacturer of solar power products based in China. Capitalizing on proprietary technologies, economies of scale, low cost production capabilities, technical innovations and know-how and leveraging our in-house polysilicon, wafer and module manufacturing capabilities, we provide our customers with high quality, cost competitive solar power products and processing services. We provide high quality solar power products to a global network of suppliers and customers, which includes leading global manufacturers of solar cells and modules and distributors, installers and end users of solar modules.

We have significantly expanded our business scope from primarily solar wafer manufacturing to manufacturing of polysilicon and solar modules, as well as ventured into the solar power plant business. We believe our vertically integrated model and integrated manufacturing capabilities allow us to ensure the quality of our solar power products and reduce our reliance on the quality assurances of third-party suppliers. Moreover, the vertical integration allows us to gain an early understanding of trends in PV products pricing, better anticipate market conditions, as well as take advantage of market opportunities more quickly and efficiently.

We have greatly expanded our manufacturing capacity since we began the production of solar wafers. We believe we possess one of the largest solar wafer manufacturing facilities in China based on production capacity as of December 31, 2013. See “Item 4. Information on the Company—B. Business Overview—Manufacturing” for more updates on our manufacturing capacities.

At the end of September 2013, we concluded that our efforts to sufficiently reduce the cost of polysilicon production as compared to the its prevailing market price were not successful. After conducting a further internal assessment we determined that it was no longer feasible to operate the Phase I facility without incurring a loss and to recognize the impairment charge in our wafer segment accordingly. Production at the Phase I facility was permanently discontinued in October 2013. As a result, we recognized a non-cash impairment charge of $194.7 million on long-lived assets associated with our Sichuan polysilicon factory. Our polysilicon facility currently has an annual polysilicon manufacturing capacity of 6,000 metric tons. After eliminating our Phase I facility, our remaining in-house polysilicon production is cost-efficient compared to the prevailing market price of polysilicon, which we believe will help our overall profitability. In addition, we believe the discontinuation will help reduce our power consumption and depreciation and therefore help to enhance our profitability going forward. While the solar sector remains highly competitive and subject to political uncertainties, we believe that our international approach to our module business and continuing investments in new technologies will support our longer-term goals.

Except during the global economic downturn from 2008 to 2009, our shipments have grown rapidly since we began manufacturing solar power products in 2005. In 2011, 2012 and 2013, we shipped 1,294.8 MW, 2,219.3 MW and 3,218.0 MW of solar power products.

Our net revenues decreased from $985.3 million in 2011 to $969.1 million in 2012 and increased to $1.519.6 million in 2013. We had an operating income of $11.5 million and a net income of $0.3 million in 2011. We had an operating loss of $179.0 million and a net loss of $242.5 million in 2012. We had an operating loss of $221.4 million and a net loss of $258.9 million in 2013.

Our shipment growth is driven by industry demand for solar power products and power, our ability to win market share from our competitors, our ability to manage our manufacturing capacity and production output, and our ability to improve operational efficiencies. The most significant factors that affect the financial performance and results of operations of our solar power products are:

•	imposition of anti-dumping and countervailing orders;

•	industry demand and product pricing;

•	manufacturing capabilities;

•	advancements in process technologies;

•	availability and prices of raw materials; and

•	government subsidies and incentives.

Imposition of Anti-dumping and Countervailing Orders

On December 31, 2013, a petition was filed with the USDOC to initiate an anti-dumping and countervailing duty investigation regarding certain Chinese solar products. This is the second investigation initiated since the first petition was filed at the end of 2011. In 2012, petitions against Chinese-made solar products were also filed in European Union.

Anti-dumping and countervailing duty investigations are commonly used to resolve international trade disputes. The 2011 investigation in the United States was settled by setting certain tariffs on solar modules with cell components produced in China. The 2012 investigation in the European Union was resolved by setting a price floor for Chinese-made solar products.

On March 25, 2014, we received a letter from the USDOC in which we were named as one of the mandatory respondents related to the anti-dumping investigation. According to the World Trade Organization rules, the USDOC has to guarantee that the export quantities of the sampled companies accounted for a certain percentage of the total export sales of China. It is common practice for the USDOC to select certain companies with relatively large market share in the United States to participate in the investigation. We intend to fully cooperate with the investigation proceedings and to pursue the best outcome for us, as well as the industry. It is estimated the USDOC will make a preliminary ruling in June 2014.

If the USDOC finds sharply increased Chinese shipments to the United States from March 2014 to the preliminary ruling date, this investigation may result in certain retroactive tariffs being applied on products shipped to the United States within the investigation scope, including modules with Chinese and Taiwanese cell elements. In the interests of our clients and investors, we are temporarily reducing our U.S. shipments for the products in question. However, we have overseas capacity through our network of OEM facilities that we can use to continue shipping to the United States without any potential tariff risk. While we oppose the petition raised against certain products from China, we are well prepared and well positioned to meet this challenge and will continue to support U.S. consumers with our top quality module products that are not the subject of the trade proceedings. We expect that we can continue to leverage our global OEM resources and capabilities, and optimize our geographic distribution to our advantage.

For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Imposition of anti-dumping and countervailing orders in one or more markets may result in additional costs to our customers and disruptions in such markets and could materially and adversely affect our business, results of operations, financial conditions and prospects.”

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

Our product prices are based on a variety of factors, including polysilicon costs, supply and demand conditions globally, the quality of our products, our pricing strategy, and the terms of our customer contracts, including sales volumes, and the terms on which certain customers supply us with silicon raw materials under buy-and-sell arrangements, taking into account the strength and history of our relationship with said customer. The solar industry has seen an increase in demand for solar power products due in part to the improvement of global economic conditions since 2009, when the global economic downturn had a material impact on demand for solar power products. Despite a recovery in demand, the prices of solar power products have been volatile in recent years due to the unstable supply of solar power products. Even though demand has gradually increased in the last two years and the average price has increased and stabilized since the beginning of 2013, the industry may remain oversupplied throughout the solar value chain in the near future. Moreover, the solar industry is expected to continue to be highly competitive. Increased production efficiencies and improved technologies may further reduce costs of polysilicon and other silicon raw materials, which have already declined significantly over the past few years. In addition, Europe’s challenging financing environment resulted in weaker demand in Europe for most of 2011 and 2012, traditionally the solar industry’s most important market. In 2013, the global oversupply situation was mitigated due to industry restructuring and integration, resulting in a recovery in the solar industry reflected by an increase in the average selling prices throughout the solar value chain, including but not limited to polysilicon, wafers, cells, and module prices. We believe these positive trends, together with the lowering of costs throughout most of the solar power value chain, will maintain and will continue to improve end-user affordability and increase demand for solar generated electricity. However, we will need to continue to control and reduce our costs of revenues and operating costs in order to achieve positive margins.

Wafer Manufacturing Capability Complemented by Polysilicon, Cell and Module Manufacturing Capabilities

We continue to execute our strategy to enhance our competitive platform built on product quality, cost-effective manufacturing capabilities, technology and brand recognition in our wafer and module business supported by integrated manufacturing of in-house polysilicon and solar cells. Through reducing costs, better quality control and shortening of production cycle, we capitalize on increasing demand for our high quality products by leveraging and strengthening our core customer relationships to further drive revenue growth. We believe the economies of scale resulting from our increasing manufacturing capacity have enhanced, and will continue to enhance, our cost structure and manufacturing efficiency. See “Item 4. Information on the Company—B. Business Overview” for the updates on our annual solar wafer manufacturing capacity, our annual cell and module manufacturing capacities and our polysilicon facility.

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

Availability and Prices of Raw Materials

Polysilicon is the primary raw material used to make crystalline silicon solar wafers, the market price of which may fluctuate as a result of the economic conditions and the relative supply and demand of polysilicon. The market price of polysilicon decreased from between $20 and $50 per kilogram in the fourth quarter of 2011 to between $15 and $30 per kilogram in 2012 and then further decreased to as low as $12 per kilogram by the end of 2012 and early 2013. Subsequently, such prices increased due to the market recovery to between $17 and $20 per kilogram in the fourth quarter of 2013.

We are able to partially mitigate the risk of volatility in the price of polysilicon and its effect on our profit margins through our internal polysilicon production, which, however, also exposes us to the possibility of impairments. We also mitigate the risk by sourcing polysilicon from various sources, including long-term supply contracts, which are often renegotiated, short term contracts, customers under processing services and spot purchases in China and internationally. Our short-term and spot purchase contracts and orders generally reflect the prevailing market prices.

In addition, we secure feedstock from some of our customers and sell solar wafers or ingots to them in return. We also provide some of our customers with wafer processing services. These transactions enhance the utilization rate of our manufacturing capacity, mitigate the risk of raw material price increases and strengthen our strategic partnerships with customers.

Government Subsidies and Incentives

We believe that growth of the solar industry depends largely on the availability and scale of government subsidies and economic incentives. Today, the cost of solar power substantially exceeds the cost of electricity generated from conventional fossil fuels such as coal and natural gas. As a result, national and local governmental bodies in Germany, Spain, Italy, France, North America and Japan, among others, have provided subsidies and economic incentives in the form of feed-in tariffs, rebates, tax credits and other incentives to end-users, distributors, system integrators and manufacturers of solar power products to promote the use of solar energy and to reduce dependence on other forms of energy. These government subsidies and economic incentives have been in the form of capital cost rebates, feed-in tariffs, tax credits, net metering and other incentives to end users, distributors, system integrators and manufacturers of solar power products. The demand for our solar power products, particularly solar modules, in our current, targeted and potential markets is affected significantly by the availability of such government subsidies and economic incentives. However, government subsidies and economic incentives could be reduced or eliminated altogether. See “Item 4. Information on the Company—B. Business Overview—Industry Background.”

A significant reduction in the scope or discontinuation of government subsidies and incentive programs, especially those in our target markets, could cause demand for our products and our revenue to decline, and have a material adverse effect on our business, financial condition, results of operations and prospects.

Overview of Financial Results

Net Revenues

Historically, we derived revenue primarily from sales of solar wafers. However, since 2012, our module sales have contributed the majority of our revenues. Set forth below is the breakdown of our net revenues by product in absolute amount and as a percentage of total net revenues for the periods indicated.

	Year Ended December 31,
	2011				2012				2013
	(in thousands, except percentages)
Net revenues
Solar wafers(1)	$603,697	(3)	61.3	%(3)	$468,049	(3)	48.3	%(3)	$366,161		24.1%
Solar modules(2)	381,582		38.7		501,083		51.7		1,153,474	(4)	75.9 (4)
Total	$985,279		100.0%		$969,132		100.0%		$1,519,635		100.0%

(1)	Included approximately $59.6 million, $32.5 million and $51.1 million from sales of other materials in the years ended December 31, 2011, 2012 and 2013, respectively.

(2)	Included approximately $0.6 million, $1.9 million and $23.9 million from sales of solar cells in the years ended December 31, 2011, 2012 and 2013, respectively. Included approximately $nil, $5.1 million and $11.5 million from sales of electricity generated by our power systems in China for the years ended December 31, 2011, 2012 and 2013, respectively.

(3)	Included approximately $72.5 million and $0.7 million from service revenue from tolling arrangement with respect to the solar wafers in the years ended December 31, 2011 and 2012, respectively.

(4)	Included approximately $1.2 million from service revenue from tolling arrangement with respect to solar modules in the year ended December 31, 2013.

Our net revenues derived from product sales are net of VAT, sales returns and exchanges. Factors affecting our net revenues derived from product sales include our unit sales volume and average selling price. We increased wafer shipments in 2011 and 2012, due to strong demand for our products, increased production output and increased brand recognition. In 2013, our wafer shipments decreased from 2012, because we used more of our wafer production output for our own module production to support our business strategy to become an integrated module provider. Average selling prices throughout the solar value chain decreased in 2011 due to the oversupply of solar power products and Europe’s challenging financing environment that resulted in weak demand in Europe for most of 2011. Global oversupply continued into 2012, leading to continued declines in average selling prices throughout the solar value chain, including but not limited to polysilicon, wafers, cells, and module prices. After the market bottomed out in early 2013, the solar market recovered gradually due to industry restructuring and integration, which resulted in an increase in average selling prices throughout the solar value chain.

Sales of wafers to our major customers are typically made under long-term sales contracts and market spot sales. Most of our current wafer sales, particularly our sales to major wafer customers, are made under purchase orders based on the spot market rates. Long-term sales contracts typically provide for the sales volume and price of our solar wafers for each year of the contract term. Compared to spot sales contracts, we believe our sales contracts not only provide us with better visibility into future revenues, but also help us enhance relationships with our customers. However, the pricing terms are subject to renegotiation in situations where the market benchmark price for solar wafers changes more than a certain percentage from the contracted price. Our sales contracts typically require our customers to make a prepayment depending on their credit status, market demand and the term of the contracts, with the remaining price to be paid before shipment or within a short period after shipment, depending on the customer’s credit worthiness and historical relationship with us. Our ability to require prepayment from our customers primarily depends on industry demand and supply.

Our module shipments increased in 2011, 2012 and 2013. In 2013, our module shipment exceeded our wafer shipment for the first time due to an efficient business strategy switch from a wafer manufacturer to an integrated module manufacturer. We sell our modules primarily to distributors and power plant developers. Our focus on which type of customers depends largely on the demand in the specific markets. In 2013, our top five module customers accounted for 20.6% of our module sales and 15.1% of our total net revenues, and our largest module customer accounted for approximately 4.6% of our module sales and 3.4% of our total net revenues. We sell our modules through spot orders, short-term contracts with terms of less than one year and framework agreements. The prices for most orders, contracts, and framework agreements are based on the then market prices and trends.

Geographical Distribution

In 2011, 2012 and 2013, a significant portion of our wafer sales were made to companies based in Asia, primarily to leading solar cell and module companies in China, Singapore, South Korea and Taiwan.

A majority of our module sales in 2013 were made to distributors located in Europe. Solar power manufacturers like us have capitalized on government and regulatory policies for the promotion of solar power in many jurisdictions. In order to continue growing our sales and to reduce our exposure to any particular market segment, we intend to broaden our geographic presence and customer base. However, Europe remained our most important market in 2013.

The following table sets forth the breakdown of our net revenues by geographic market, in absolute amount and as a percentage of total net revenues, for the periods indicated.

	Year Ended December 31,
	2011		2012		2013
	(in thousands, except percentages)

Mainland China	$384,613	39.0%	$423,874	43.7%	$417,469	27.5%
Taiwan	115,391	11.7	79,458	8.2	85,619	5.6
Australia	3,265	0.3	60,324	6.2	54,763	3.6
Singapore	2,303	0.2	49,826	5.1	8,274	0.5
Korea	89,187	9.1	18,036	1.9	51,908	3.4
India	4,310	0.4	6,103	0.6	59,754	3.9
Hong Kong	1,054	0.1	3,600	0.4	10,228	0.7
Japan	227	— *	28	— *	67,284	4.4
Asia Pacific Total	600,350	60.9	641,248	66.2	755,299	49.7

Germany	110,504	11.2	133,067	13.7	155,371	10.2
Greece	15,295	1.6	53,338	5.5	34,029	2.2
Belgium	31,231	3.2	25,412	2.6	12,977	0.9
America	64,694	6.6	16,462	1.7	236,935	15.6
Italy	61,615	6.3	13,663	1.4	21,171	1.4
France	37,127	3.8	11,894	1.2	49,441	3.3
Spain	38,587	3.9	8,266	0.9	29,026	1.9
Czech Republic	6,564	0.7	4,117	0.4	4,485	0.3
England	—	—	5,266	0.5	73,191	4.8
Netherlands	3,853	0.4	3,720	0.4	16,434	1.1
South Africa	—	—	—	—	18,432	1.2
Others	15,460	1.6	52,680	5.4	112,844	7.4
Total	$985,279	100.0%	$969,132	100.0%	$1,519,635	100.0%

* Less than 0.1%.

Cost of Revenues

Our cost of revenues consists primarily of costs for:

•	polysilicon raw materials;

•	consumables, including crucibles, steel sawing wires, slurry, glass and EVA film;

•	direct labor costs, including salaries and benefits for our manufacturing personnel;

•	overhead costs, including equipment maintenance and utilities such as electricity and water used in manufacturing;

•	depreciation of manufacturing facilities and equipment; and

•	inventory write-down.

All of our costs for the items above increased from 2011 to 2013 as we expanded our manufacturing capacity and increased our sales volume. The increase in our polysilicon feedstock costs was attributable to increases in the volume of raw materials purchased from 2011 to 2013. In the second half of 2011, the market prices for raw materials, in particular polysilicon raw materials, declined significantly. In the first quarter of 2012, such market prices recovered slightly before continuing to decline. During the same period, the average selling prices of our products and other inventory also declined significantly. As a result, we recorded inventory write-downs of $59.3 million in 2012 and inventory write-downs of $0.7 million in 2013 to reflect the decreased value of our feedstock, work in progress and finished goods. We began selling solar modules in June 2009 after our acquisition of ReneSola Jiangsu. Module sales typically carry a warranty for minimum power output of up to 25 years following the date of sale. We also provide warranties for our solar modules against defects in materials and workmanship for a period of ten years from the date of sale. We accrued warranty costs from solar module sales of approximately $3.9 million in 2011 $5.3 million in 2012 and $9.8 million in 2013. We recorded a $7.8 million reduction of our outstanding warranties during fiscal 2012. The reduction was based on a change in estimates, which was calculated based on 1.0% of the current average selling price of our solar modules.

Gross Margin

Our gross margin is affected by changes in our net revenues and cost of revenues. Our net revenues are determined by the average selling price of our products, as well as the volume of products that we are able to sell. Our cost of revenues is affected by our ability to manage raw material costs and our ability to manage our manufacturing processes efficiently. Our gross margin decreased from 9.7% in 2011 to negative 3.7% in 2012, primarily due to a continued oversupply of solar power products throughout the solar supply chain, significant margin pressure, and inventory write-downs to reflect the significant drop in prices of polysilicon, solar wafers, and solar modules. Our gross margin increased from negative 3.7% in 2012 to 6.8% in 2013, primarily due to an increase of our module shipments and an increase of our average selling prices as a result of general market recovery.

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

Our sales and marketing expenses increased in 2013 from 2012, primarily because we increased our sales efforts, hired additional sales personnel, improved workmanship, and established a minimum power output warranty for our module products consistent with the industry averages, targeted new markets and initiated additional marketing programs to build our brand. We expect our sales and marketing expenses to remain stable in the immediate future.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries, bonuses and benefits for our administrative and management personnel, consulting and professional service fees and travel and related costs of our administrative and management personnel. In 2011, 2012 and 2013, we recognized share-based compensation expenses in connection with options granted to certain members of our management team. In 2012, our general and administrative expenses increased significantly compared to 2011, primarily because we hired additional personnel and advisors and incurred expenses to expand our module business. In 2013, our general and administrative expenses increased compared to 2012, primarily due to general needs for business operation. We expect our general and administrative expenses to remain stable in the immediate future.

Research and Development Expenses

Research and development expenses primarily relate to equipment and raw materials used in our research and development activities, research and development personnel costs, and other costs related to the design, development, testing and enhancement of our products and processes. In 2011, 2012 and 2013, our research and development expenses were approximately $47.1 million, $44.1 million and $46.5 million, respectively.

We expect our research and development expenses to remain at approximately the same level in the future as we continue to expand and promote innovations in our processing technologies of manufacturing polysilicon, wafers, cells and modules, as well as ancillary products such as inverters. We plan to continue to focus on improving manufacturing efficiency and reducing our manufacturing costs by enhancing manufacturing yields, which will enable us to deliver higher efficiency products at a lower cost in each segment of our production. In wafer manufacturing, we will continue to focus on improving our Virtus wafers, including improving upon each generation of our Virtus manufacturing technology. In module manufacturing, we will extend our technical know-how in Virtus wafers into manufacturing Virtus modules by using our proprietary Virtus manufacturing technology. We are also exploring new technology in making other types of modules, including glass-glass modules and full-black modules to suit needs in different markets.

Other Operating Income and Expenses

We also recognized other operating income and expenses from the disposal of fixed assets and allowances received from the PRC government to support the solar power industry.

Impairment of Long-lived Assets

We recognized $202.8 million in non-cash impairment charges, including US$194.7 million associated with the long-lived assets of the Phase I Sichuan polysilicon factory. The impairment charge was recognized as the amount by which the carrying amount exceeds the fair value of the idled assets. We began a process of upgrading the Phase I factory and integrating the operations with those of Phase II In October 2012 and we conducted trial productions of the integrated production lines of Phase I and Phase II from July 2013 to September 2013. At the end of September 2013, we concluded that our efforts to sufficiently reduce the cost of polysilicon production as compared to its prevailing market price were not successful. After conducting a further internal assessment, we determined that it was no longer feasible to operate the Phase I facility without incurring a loss and to recognize the impairment charge in our wafer segment accordingly. Production at the Phase I facility was permanently discontinued in October 2013. The fair value of the idled assets used to determine the impairment charge was then determined with the assistance of an independent professional third party appraiser, which process was completed in November 2013.

We believe that the decrease of internal supply of polysilicon with the discontinuation can be offset through purchasing from external supplies at a market price lower than the production cost achieved at the discontinued Phase I facility. We also expect to operate the remaining production lines of the Phase II facility in full production. We expect to benefit from lower power consumption and depreciation going forward as a result of the discontinuation of the Phase I facility, which we believe will keep our production cost at or below our target level and result in making our in-house production more cost-efficient as compared with current market prices of polysilicon. Therefore, we expect to see improvement in results of our Sichuan polysilicon facility. Such improvement is expected to help enhance our gross margin in the future.

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

Our foreign currency exchange gain or loss results from our net exchange gains and losses on our monetary assets and liabilities denominated in foreign currencies during the relevant period. Our functional currency is the U.S. dollar. Foreign currency transactions have been translated into the functional currency at the exchange rate prevailing on the date of the transaction. Foreign currency denominated monetary assets and liabilities are translated into our functional currency at exchange rates prevailing on the balance sheet date. Our reporting currency is the U.S. dollar. Assets and liabilities have been translated into our reporting currency using exchange rates prevailing on the balance sheet date. Income statement items have been translated into our reporting currency using the weighted average exchange rate for the relevant periods. Translation adjustments have been reported as comprehensive income. In 2011, 2012 and 2013, we had foreign currency exchange gains of $6.6 million, exchange gains of $1.4 million, and exchange loss of $0.4 million, respectively.

We recorded losses of $15.3 million, losses of $0.1 million and gains of $0.6 million on derivative instruments from foreign currency forward exchange contracts, in the years ended December 31, 2011, 2012 and 2013, respectively.

We recorded gains of $28.3 million, $nil and $nil in 2011, 2012 and 2013, respectively, on the repurchase of our convertible bonds due to the repurchase price discount.

We recorded a fair value change of warrant liability of $nil, $nil and $3.2 million in 2011, 2012 and 2013, respectively.

We recorded an other-than-temporary impairment loss on available-for-sale investment of $6.2 million in 2011 in connection with our investment in a polysilicon manufacturer whose shares were traded on the TSX. The manufacturer filed for bankruptcy protection under the CCAA in January 2012. As a result of the commencement of proceedings under the CCAA, in February 2012, TSX decided to delist the manufacturer’s shares due to its failure to meet the continued listing requirements of the TSX. The investment was fully written off in 2011.

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

If it is more likely than not that some or all of the deferred tax assets will not be realized, we will provide for valuation allowances based on available evidence. As of December 31, 2013, we had net operating losses carry forwards of $336.4 million (before deferred tax assets valuation allowance), of which $24.8 million will expire in 2014, $32.0 million will expire in 2016, $218.0 million will expire in 2017 and $61.6 million will expire in 2018.

We consider positive and negative evidence to determine whether some portion or all of the deferred tax assets will not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, our experience with tax attributes expiring unused and tax planning alternatives. We have considered the following possible sources of taxable income when assessing the realization of deferred tax assets:

•	tax planning strategies;

•	future reversals of existing taxable temporary differences; and

•	further taxable income exclusive of reversing temporary differences and carryforwards.

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible for tax purposes. As a result, we have recognized a valuation allowance against tax loss carry forwards of $64.4 million and $70.8 million as of December 31, 2012 and 2013, respectively.

ReneSola Zhejiang obtained the approval of High-New Technology Enterprise status in 2009. With this approval, ReneSola Zhejiang is able to enjoy a reduced income tax rate of 15% for a period of three years, namely from 2009 to 2011. We elected to utilize the transition relief for ReneSola Zhejiang up to and including 2010, enjoying the residual tax holiday granted before the effectiveness of new Enterprise Income Tax Law, when calculating enterprise income tax. The blended income tax rate of ReneSola Zhejiang was 1.9%, 12.5%, 12.5% and 23% for 2007, 2008, 2009 and 2010, respectively. In 2011, ReneSola Zhejiang's income tax rate was 15% due to its High-New Technology Enterprise status. ReneSola Zhejiang’s High-New Technology Enterprise Certificate expired on December 31, 2011. In 2012, we successfully applied for the renewal of ReneSola Zhejiang’s High-New Technology Enterprise Certificate for a term of three years. With this renewal, ReneSola Zhejiang is able to enjoy a reduced income tax rate of 15% from January 1, 2012 to December 31, 2014. In 2012, we also successfully applied for High-New Technology Enterprise Certificates for ReneSola Jiangsu and Sichuan ReneSola for terms of three years. With these approvals, ReneSola Jiangsu is able to enjoy a reduced income tax rate of 15% for a period of three years from January 1, 2012 to December 31, 2014, and Sichuan ReneSola is able to enjoy the same reduced rate in 2013.

Zhejiang ReneSola PV Materials, Sichuan Ruiyu Photovoltaic Materials Co., Ltd., Sichuan Ruixin Photovoltaic Materials Co., Ltd., Sichuan SiLiDe Composite Materials Co., Ltd., Zhejiang ReneSola Zhejiang Solar New Energy Academe, Beijing Xuyuan Solar Energy Technology Co., Ltd. and ReneSola Shanghai Ltd. are subsidiaries of ours incorporated in the PRC. The corporate income tax rate for such subsidiaries is 35%.

We also have overseas operations in the the United States, Republic of Singapore, Federal Republic of Germany, Republic of Bulgaria, Commonwealth of Australia, Japan, Republic of India, Grand Duchy of Luxembourg and Republic of Romania. The corporate income tax rates in these jurisdictions range from 10% to 34%.

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

Starting from 2011, in response to market conditions, we began granting longer credit terms to customers determined to have sufficient creditworthiness, as determined by our credit assessment. For customers to whom longer credit terms are granted, we assessed a number of factors to determine whether collection from them is reasonably assured, including past transaction history with them and their creditworthiness. For a limited number of sales transactions, we require cash payment before delivery of products, and record such receipts as advances from customers. Contract terms are not amended once delivery of goods has occurred.

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

Impairment of Long-lived Assets

We evaluate our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable or that the useful life is shorter than originally estimated. We assess recoverability of the long-lived assets by comparing the carrying amount of the assets to the estimated future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. We recognize an impairment loss in the event the carrying amount exceeds the estimated future undiscounted cash flows attributable to such assets, measured as the difference between the carrying amount of the assets and the fair value of the impaired assets. In 2012, as a result of the effects of weakening market conditions and a sustained, significant decline in our market capitalization to a level lower than our net book value, we concluded that circumstances existed and performed recoverability tests. Based on the recoverability tests performed, we determined that the carrying value of certain assets of mono-crystal furnaces would not be recoverable and recorded an impairment loss on long-lived assets of $6.4 million. At the end of September 2013, we concluded that our efforts to sufficiently reduce the cost of polysilicon production as compared to its prevailing market price were not successful. After conducting a further internal assessment we determined that it was no longer feasible to operate the Phase I facility without incurring a loss and to recognize the impairment charge of $202.8 million, including $194.7 million associated with the long-lived assets of the Phase I facility in our wafer segment accordingly. Production at the Phase I facility was permanently discontinued in October 2013.

Valuation of Deferred Tax Assets

We periodically evaluate the likelihood of the realization of deferred tax assets, and reduce the carrying amount of these deferred tax assets by a valuation allowance to the extent we believe it is more likely than not that some portion or all of the deferred tax assets will not be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carry forward periods, our experience with operating losses in the China solar power industry, tax planning strategies implemented and other tax planning alternatives. If our operating results are less than currently projected and there is no objectively verifiable evidence to support the realization of our deferred tax asset, additional valuation allowance may be required to further reduce our deferred tax asset. Based on the results of the analysis, we determined that it was more likely than not that certain deferred tax assets would not be realized before the expiration of the carryforward period. A valuation allowance of $70.8 million was established for the year ended December 31, 2013. We still believe that it is more likely than not that the remaining $18.9 million of deferred tax assets will be realized before the carryforward period expires.

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

On occasion, we enter into firm purchase commitments to acquire materials from our suppliers, which may require us to pay for committed volumes regardless of whether we actually take possession of the materials. We evaluate these agreements whenever market prices decrease such that the commitment price is significantly higher than market. In these instances, we evaluate the need to record a loss, if any, on firm purchase commitments using a lower of cost or market approach consistent with that used to value inventory. We renegotiated with these suppliers during the year ended December 31, 2013 and successfully changed the terms to reference market rates. As of December 31, 2013, all of our purchase commitments include contractual provisions pursuant to which the purchase price is subject to adjustment to reflect the prevailing market price at the purchase date.

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

In order to secure a stable supply of silicon raw materials, we make advance payments to suppliers for raw material supplies. Advances to suppliers for purchases expected within twelve months as of each balance sheet date are recorded as advances to suppliers in current assets. Future balances are recorded in long-term advances to suppliers. As of December 31, 2011, 2012 and 2013, advances to suppliers in current assets were $16.2 million, $23.6 million and $14.2 million, respectively, and long-term advances to suppliers for silicon raw material supplies were $17.6 million, $5.9 million and $5.6 million, respectively. We do not require collateral or other security against our advances to suppliers. We perform ongoing credit evaluations on the financial condition of our suppliers as our claims for such prepayments are unsecured, which expose us to the suppliers’ credit risk. As of December 31, 2013, $4.4 million of allowance was provided against the advances to suppliers.

We establish an allowance for doubtful receivables mainly based on the age of receivables and factors surrounding the credit risk of specific customers. Allowances for doubtful receivables are comprised of allowances for account receivables, allowances for other receivables and allowances for advances to suppliers.

For the year ended December 31, 2012, we made provisions for doubtful receivables and other receivables in the aggregate amount of $0.9 million. For the year ended December 31, 2013, we made provisions for doubtful receivables and other receivables in an aggregate amount of $3.7 million.

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

We began selling solar modules in June 2009 after our acquisition of ReneSola Jiangsu. ReneSola Jiangsu began its cell production in October 2008 and module production in November 2005 and as of December 31, 2013 had an annual cell manufacturing capacity of 240 MW and an annual module manufacturing capacity of 1,200 MW. Although sales from our wafer segment have been our dominant business since the end of 2011, we have been shifting the focus to the module segment and are expected to transform our business into a primarily module producer by the end of 2013. See “—Results of Operations” for a discussion of period-to-period comparison among the segments.

Selected Quarterly Results of Operations

The following table sets forth our selected unaudited interim consolidated quarterly results of operations for the quarters ended September 30, 2013 and December 31, 2013. You should read the following table in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. We have prepared the unaudited interim consolidated quarterly financial information on the same basis as our audited consolidated financial statements. The unaudited interim consolidated financial information includes all normal recurring adjustments, which we consider necessary for a fair presentation of our financial position and operating results for the quarters presented. Our operating results for any particular quarter are not necessarily indicative of our future results.

	Three Months Ended
	December 31, 2013	September 30, 2013

Net revenues	438,837	419,271
Cost of revenues	(391,478)	(385,203)
Gross profit (loss)	47,359	34,068
Gross margin	10.8%	8.1%
Operating (expenses) income:
Sales and marketing	(16,917)	(18,817)
General and administrative	(13,332)	(15,900)
Research and development	(11,265)	(14,197)
Other operating income, net	2,960	37,350

Impairment of long-lived assets	—	(202,757)
Total operating expenses	(38,554)	(214,321)
Income (loss) from operations	8,805	(180,253)
Non-operating (expenses) income:
Interest income	2,735	2,212
Interest expense	(13,105)	(11,910)
Foreign exchange gains (losses)	1,187	2,532
(Losses) gains on derivatives, net	(741)	(3,651)
Fair value change of warrant liability	5,852	(2,650)
Total Non-operating (expenses) income	(4,072)	(13,467)
Income (loss) before income tax, noncontrolling interests	4,733	(193,720)
Income tax (expense) benefit	(3,321)	(6,535)
Net income (loss)	1,412	(200,255)
Less: Net income (loss) attributed to noncontrolling interests	10	(2)
Net income (loss) attributed to holders of ordinary shares	1,402	(200,253)

Results of Operations

The following table sets forth a summary, for the periods indicated, of our consolidated results of operations with each item expressed as a percentage of our total net revenues.

	For the Year Ended December 31,
	2011		2012		2013
	(in thousands, except percentages)
Net revenues
Solar wafers(1)(2)	$603,697	61.3%	$468,049	48.3%	$366,161	24.1%
Solar modules(3)(4)	381,582	38.7	501,083	51.7	1,153,474	75.9
Total	985,279	100.0	969,132	100.0	1,519,635	100.0
Cost of revenues
Solar wafers(5)	(563,616)	(93.4)	(532,233)	(113.7)	(350,905)	(95.8)
Solar modules(6)	(325,610)	(85.3)	(472,593)	(94.3)	(1,065,467)	(92.4)
Total	(889,226)	(90.3)	(1,004,826)	(103.7)	(1,416,372)	(93.2
Gross profit (loss)
Solar wafers	40,081	6.6	(64,184)	(13.7)	15,256	4.2
Solar modules	55,972	14.7	28,490	5.7	88,007	7.6
Total	96,053	9.7	(35,694)	(3.7)	103,263	6.8
Operating (expenses) income:
Sales and marketing	(17,233)	(1.7)	(33,646)	(3.5)	(65,753)	(4.3)
General and administrative	(38,550)	(3.9)	(50,882)	(5.3)	(55,633)	(3.7)
Research and development	(47,055)	(4.8)	(44,102)	(4.6)	(46,452)	(3.1)
Other operating (expenses) income	18,327	1.9	1,656	0.2	45,886	3.0
Impairment of long-lived assets	—	—	(6,438)	(0.7)	(202,757)	(13.3)
Goodwill impairment	—	—	(6,161)	(0.6)	—	—
Intangible asset impairment	—	—	(3,764)	(0.4)	—	—
Total operating expenses	(84,511)	(8.6)	(143,337)	(14.8)	(324,709)	(21.4)
Income (loss) from operations	11,542	1.2	(179,031)	(18.5)	(221,446)	(14.6)
Non-operating income (expenses):
Interest income	7,862	0.8	7,118	0.7	8,443	0.6
Interest expense	(37,190)	(3.8)	(50,629)	(5.2)	(52,109)	(3.4)
Foreign exchange (losses) gains	6,612	0.7	1,386	0.1	(368)	(— )*
Gains on repurchase of convertible notes	28,350	2.9	—	—	—	—

`	For the Year Ended December 31,
	2011			2012		2013
	(in thousands, except percentages)
Gains (losses) on derivatives, net	(15,297)	(1.6)		(54)	— *	634	— *
Fair value change of warrant liability	—	—		—	—	3,203	0.2
Investment income (loss)	(193)	(—	)*	—	—	—	—
Other-than-temporary impairment loss on available-for-sale investment	(6,207)	(0.6)		—	—	—	—
Total non-operating (expenses)	(16,063)	(1.6)		(42,179)	(4.4)	(40,197)	(2.6)
Loss before income tax, non-controlling interests	(4,520)	(0.5)		(221,210)	(22.8)	(261,643)	(17.2)
Income tax benefit (expenses)	4,851	0.5		(21,352)	(2.2)	2,723	0.2
Net income (loss)	331	—	*	(242,562)	(25.0)	(258,920)	(17.0)
Net loss attributable to non-controlling interests	(2)	(—	)*	(47)	(— )*	(4)	(— )*
Net income (loss) attributable to holders of ordinary shares	$333	—	*%	$(242,515)	(25.0)%	$(258,916)	(17.0)%

*	Less than 0.1%.

(1)	Included $59.6 million, $32.5 million and $51.1 million from sales of other materials in the years ended December 31, 2011 and 2012 and 2013, respectively. For the years ended December 31, 2011 and 2012, the net revenues from solar wafers also included approximately $72.5 million and $0.7 million from service revenue from tolling arrangement with respect to the solar wafers.

(2)	Included approximately $6.8 million, $59.2 million and $2.9 million of net revenues in our solar wafer segment from products sold to related parties in 2011, 2012 and 2013, respectively. Net revenues in our solar wafer segment from products sold to related parties accounted for 0.7%, 6.1% and 0.2% of the total net revenues in 2011, 2012 and 2013, respectively.

(3)	Included approximately $0.6 million, $1.9 million and $23.9 million from sales of solar cells in the years ended December 31, 2011, 2012 and 2013, respectively. For the year ended December 31, 2013, the net revenues from solar modules also included approximately $1.2 million from service revenue from tolling arrangement with respect to solar modules.

(4)	Included $nil, approximately $4.5 million and $0.3 million of net revenues in our solar module segment from products sold to related parties in 2011, 2012 and 2013, respectively. Net revenues in our solar module segment from products sold to related parties accounted for nil%, 0.5% and less than 0.1% of the total net revenues in 2011, 2012 and 2013, respectively.

(5)	Included approximately $6.7 million, $64.1 million and $3.3 million of cost of revenues in our solar wafer segment from product sold to related parties in 2011, 2012 and 2013, respectively. The cost of revenues of our solar wafer segment from product sold to related parties accounted for 0.7%, 6.6% and 0.2% of the total net revenues in 2011, 2012 and 2013, respectively.

(6)	Included $nil, approximately $4.2 million and $0.2 million of cost of revenues in our solar module segment from product sold to related parties in 2011, 2012 and 2013, respectively. The cost of revenues of our solar module segment from product sold to related parties accounted for nil%, 0.5% and less than 0.1% of the total net revenues in 2011, 2012 and 2013, respectively.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Net Revenues. Our net revenues increased from $969.1 million in 2012 to $1,519.6 million in 2013 primarily due to an increase in solar module shipments, which was offset, in part, by a decrease in solar module average selling prices for the year.

Net revenues were $366.1 million for our wafer sales segment and $1,153.5 million for our modules sales segment in 2013, compared to $468.0 million for our wafer sales segment and $501.1 million for our modules sales segment in 2012. The net revenue for wafers decreased primarily because we used more of our self-produced wafers for our own module production. The increase in net revenue for module sales was primarily due to a stronger demand for our modules and a general recovery of the industry.

Cost of Revenues. Our cost of revenues increased from $1,004.8 million in 2012 to $1,416.4 million in 2013. Specifically, cost of revenues for our wafer sales segment decreased from $532.2 million in 2012 to $350.9 million in 2013 and cost of revenues for our module sales segment increased from $472.6 million in 2012 to $1,065.5 million in 2013, in each case primarily due to an increased shipment of modules and a decreased shipment of wafers.

Gross Profit (Loss). Gross profit for 2013 was $103.3 million compared to a gross loss of $35.7 million in 2012. Gross margin for 2013 was 6.8%, compared to negative 3.7% in 2012. The increase in gross margin was primarily due to increased shipments of our modules and a general recovery of the industry.

Gross profit from our wafer sales segment for 2013 was $15.3 million compared to a gross loss of $64.2 million in 2012. Gross margin from our wafer sales segment for 2013 was 4.2% compared to negative 13.7% for 2012. Gross profit from our module sales segment increased from $28.5 million in 2012 to $88.3 million in 2013. Gross margin from our module sales segment for 2013 was 7.6% compared to 5.7% for 2012.

Sales and Marketing Expenses. Sales and marketing expenses increased from $33.6 million in 2012 to $65.8 million in 2013 primarily due to our international business development. Sales and marketing expenses as a percentage of net revenues increased from 3.5% in 2012 to 4.3% in 2013 due to our growing efforts in exploring international business development opportunities.

General and Administrative Expenses. General and administrative expenses increased from $50.9 million in 2012 to $55.6 million in 2013. However, our general and administrative expenses as a percentage of net revenues decreased from 5.3% in 2012 to 3.7% in 2013 as a result of a more effective internal cost control.

Research and Development Expenses. Research and development expenses slightly increased from $44.1 million in 2012 to $46.5 million in 2013. However, our research and development expenses as a percentage of net revenues decreased from 4.6% in 2012 to 3.1% in 2013.

Other Operating Income. We had other operating income of $45.9 million for 2013 compared to other operating income of $1.7 million for 2012. Our operating income in 2013 consisted primarily of a gain attributable to the forfeiture of an advance from a customer in the amount of $34.7 million, gains on disposal of fixed assets and subsidies received from the government of $4.3 million.

Impairment of Long-lived Assets. We recognized impairment of long-lived assets of $202.8 million as of December 31, 2013 compared to $6.4 million in 2012. The impairment in 2013 consisted primarily of an impairment charge of $194.7 million on long-lived assets associated with our Sichuan polysilicon factory. See“—Critical Accounting Policies—Impairment of Long-lived Assets” for more information.

Interest Income and Expenses. Our interest income increased from $7.1 million in 2012 to $8.4 million in 2013. Our interest expense increased from $50.6 million in 2012 to $52.1 million in 2013. We had an interest expense, net, in 2013 as a result of $43.7 million.

Foreign Exchange Gains or Losses. Our foreign exchange loss for 2013 was $0.4 million compared to a foreign exchange gain of $1.4 million for 2012. The change was primarily due to depreciation of Australian dollars.

Gains (losses) on Derivatives, Net. We recorded a gain on derivatives, net, of $0.6 million for 2013 compared to a loss of approximately $53,945 for 2012.

Fair Value Change of Warrant Liability. We recognized a gain from a fair value change of warrant liability of $3.2 million for 2013.

Income Tax Expense (Benefit). Our income tax benefit for 2013 was $2.7 million compared to an income tax expense of $21.4 million for 2012. Our effective tax rates in 2012 and 2013 were negative 9.7% and 1.0%, respectively. The fluctuation was due to an effect of timing difference reversed in the year with different tax rates for subsidiaries that obtained “High-New Technology Enterprise” certificates effective from year 2012 to 2014.

Net Income (Loss) Attributable to Holders of Ordinary Shares. As a result of the foregoing, we had a net loss attributable to holders of ordinary shares of $258.9 million in 2013, compared to a net loss of $242.5 million in 2012.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Net Revenues. Our net revenues decreased from $985.3 million in 2011 to $969.1 million in 2012 primarily due to a steep decline in average selling prices, which was offset by higher sales volumes. Sales to related parties increased from $6.8 million in 2011 to $63.7 million in 2012 primarily due to increased sales of wafers to one of our related parties.

Net revenues were $468.0 million for our wafer sales segment and $501.1 million for our modules sales segment in 2012 compared to $603.7 million for our wafer sales segment and $381.6 million for our modules sales segment in 2011. The decrease in net revenue for wafers was primarily due to lower average selling prices caused by the continued oversupply in the solar wafer market, which was partially offset by higher sales volumes. The increase in net revenue from module sales was primarily due to increased sales from intensified sales and marketing efforts, which was supported by higher module production capacity. The increase in net revenue for from module sales was partially offset by lower average selling prices caused by the continued oversupply in the solar module market.

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

Gross Profit (Loss). Gross loss for 2012 was $35.7 million compared to a gross profit of $96.1 million in 2011. Gross margin for 2012 was negative 3.7% compared to 9.7% for 2011. The decrease in gross margin was primarily due to lower average selling prices as well as inventory write-downs, which were partially offset by lower costs of raw materials.

Gross loss from our wafer sales segment in 2012 was $64.2 million compared to a gross profit of $40.1 million in 2011. Gross margin from our wafer sales segment for 2012 was negative 13.7% compared to 6.6% for 2011. Gross profit from our module sales segment decreased from $56.0 million in 2011 to $28.5 million in 2012. Gross margin from our module sales segment for 2012 was 5.7% compared to 14.7% for 2011.

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

Other Operating (expenses) Income. We had other operating expenses of $14.7 million for 2012, compared to other operating income of $18.3 million for 2011. Other operating expenses in 2012 consisted primarily of an impairment charge of long-lived assets of $6.4 million, a goodwill impairment charge of $6.2 million and an intangible asset impairment charge of $3.8 million. See “—Critical Accounting Policies—Impairment of Goodwill and Indefinite-life Intangible Assets” and “—Critical Accounting Policies—Impairment of long-lived assets” for more information.

Interest Income and Expenses. Our interest income decreased from $7.9 million in 2011 to $7.1 million in 2012, primarily due to lower cash balances. Our interest expense increased from $37.2 million in 2011 to $50.6 million in 2012, primarily due to that we have more short-term borrowings.

Foreign Exchange Gain or Loss, Net. Our foreign exchange gain for 2012 was $1.4 million compared to a foreign exchange gain of $6.6 million in 2011. The change was primarily due to the impact of the appreciation of the RMB against the US dollar on our reporting of monetary assets and liabilities denominated in foreign currencies.

Income Tax Expense (Benefit). Our income tax expense for 2012 was $21.4 million compared to an income tax benefit of $4.9 million in 2011. Our effective tax rates in 2011 and 2012 were 107.3% and negative 9.7%, respectively. The fluctuation was due to a valuation allowance of $64.4 million that we provided against our deferred tax assets as of December 31, 2012.

Net Income (Loss) Attributable to Holders of Ordinary Shares. As a result of the foregoing, we had a net loss attributable to holders of ordinary shares of $242.5 million in 2012 compared to a net income attributable to holders of ordinary shares of $0.3 million in 2011.

B.	Liquidity and Capital Resources

Liquidity and Capital Resources

As of December 31, 2013, although we had negative working capital and experienced a net loss for the year, we believe that our cash, cash equivalents, cash flows from operating activities, including project assets and continued support from financial institutions located in the PRC, in the form of renewed and additional short-term loan facilities (including trade financing), will be sufficient to meet our working capital and capital expenditure needs that will arise in 2014 and beyond. We intend to continue to carefully execute our operating plans and manage credit and market risk. However, if our financial results or operating plans change from our current assumptions, our liquidity could be negatively impacted.

The following significant developments in 2013 have impacted our liquidity or are expected to impact our liquidity:

•	The solar industry is being negatively impacted by a number of factors including excess capacity, reduction of government incentives in key solar markets, higher import tariffs and the European debt crisis. These factors have contributed to declining average selling prices for our products. Since December 31, 2010, our selling price of wafers and modules has fallen from $0.88/W and $1.85/W, respectively, to $0.22/W and $0.65/W, respectively, as of December 31, 2013.

•	For the year ended December 31, 2013, we incurred an operating loss of $221.4 million. However, during the same period, we generated positive cash flows from operations of $118.6 million.

•	As of December 31, 2013, our current liabilities exceeded our current assets by $506.2 million. Significant components of our working capital as of December 31, 2013, are as follows:

•	Our current assets included cash and cash equivalents of $86.8 million.

•	We have completed project assets in Europe, but have not yet sold these assets. If we are unable to sell these project assets at reasonable prices in the near term, our liquidity may be negatively impacted.

•	The amount of accounts receivable increased from $216.8 million in 2012 to $236.6 million in 2013. The inability to collect on the existing accounts receivable may negatively impact our liquidity.

•	Our advances to suppliers, current portion, which are unsecured, decreased from $23.6 million in 2012 to $14.2 million in 2013.

•	The balance of finished goods inventory increased from $168.1 million in 2012 to $236.2 million in 2013. The inability to sell the finished goods at reasonable prices may negatively impact our liquidity.

•	Our current liabilities included short-term bank borrowings of $629.2 million all due within one year and the current portion of long-term bank borrowings amounting to $43.9 million which may not be renewed.

•	We plan to maintain our existing polysilicon, solar wafer, cell and module manufacturing capacities in 2014. Therefore, we do not currently plan to build new facilities, but do plan to incur capital expenditures of up to $80 million to maintain or enhance our existing manufacturing facilities.

Cash generated from operations and short-term financing is our primary source of operating liquidity and we believe that cash flows from operations combined with our existing cash and cash equivalents, and facilities currently available, and those expected to be renewed will be sufficient to satisfy our obligations when they become due. The following plans and actions are being taken to effectively manage our liquidity:

•	We have been in the process of taking a number of cost reduction initiatives. For example, Phase II of in-house polysilicon facility began production on its own in November 2013. We expect the in-house polysilicon cost to be lower than the market average selling price, which should facilitate our ability to generate positive cash flows from operations in 2014.

•	We have performed a review of our cash flow forecast for the twelve months ending December 31, 2014. We believe that our operating cash flow in 2014 will be positive. Management believes the forecast is based on reasonable assumptions, including, the average selling price of wafers and modules is estimated to be approximately $0.22/W and $0.65/W, respectively, for the year ending December 31, 2014, and the cost to produce wafers and modules is estimated to be approximately $0.22/W and 0.61/W, respectively, for the year ending December 31, 2014, as a result of certain technology improvements.

•	While there can be no assurance that we will be able to refinance our short-term bank borrowings as they become due, historically, we have renewed or rolled over most of our short-term bank loans upon the maturity date of the loans and have assumed we will continue to be able to do so. As of March 31, 2014, we successfully rolled-over $200 million of loans which were outstanding as of December 31, 2013.

•	As of March 31, 2014, we had unused lines of credit of $117 million, of which $92 million was related to trade financing. Based on our historical experience, trade facilities funding requests will be approved in the normal course provided that we submit the required supporting documentation and the amount is within the credit limit granted.

•	Subsequent to December 31, 2013, we obtained new financings totaling $34.6 million, which are comprised of $26.9 million in short-term borrowings, for our working capital needs. We also obtained additional long term loans of $7.7 million as of the date of this annual report, which are collateralized by certain project assets and will be utilized for project development purposes.

•	In March 2014, we received non-binding letters of commitment from three banks to support our financing in the amount of $376.8 million, of which $159.2 million is related to short term loans and $217.6 million is related to trade financing. Letters of commitment from banks are not legally enforceable.

•	In December 2013, we signed a memorandum of intent to sell three of our power station projects in Western China, with a total capacity of 60 MW, to a third party which is not related to us. The share transfer agreement was entered into in January 2014 and will generate positive cash inflow for us in 2014.

Based on the above factors, we believe that adequate sources of liquidity will exist to fund our working capital and capital expenditure requirements, and to meet our short term debt obligations, other liabilities and commitments as they become due.

Short-term Borrowings

As of December 31, 2011, 2012 and 2013, we had outstanding short-term borrowings of $570.9 million, $733.6 million and $673.1 million, respectively. These short-term borrowings will expire at various times throughout 2014. Our short-term borrowings outstanding as of December 31, 2011, 2012 and 2013 were denominated primarily in the RMB and also in the U.S. dollar and the Euro and bore a weighted average interest rate of 5.38%, 6.63% and 5.46%, respectively. As of March 31, 2014, we successfully rolled-over $200 million short-term borrowings which were outstanding as of December 31, 2013, and obtained additional short-term borrowings of $26.9 million. Some of our short-term borrowings are secured by our inventories and property, plant and equipment. We have other short-term borrowings guaranteed by Mr. Li, our chief executive officer and director, and his wife. Furthermore, according to certain loan agreements, our operating subsidiary Sichuan ReneSola is not permitted to pay dividends in any year when any principal or interest on such loans is due. Although we have increased our level of short-term bank borrowings to meet our working capital requirements for capital expenditures or other corporate uses, we have not experienced any financial difficulty with respect to any repayment of our borrowings.

As of December 31, 2013, $343.0 million of our outstanding short-term borrowings were trade financings which, consistent with all of our other short-term credit facilities, were historically rolled over. The majority of our short-term borrowings are provided by some of the largest banks in China. Historically, most of these banks extended the terms of their credit facilities when requested by us before their maturity dates. We believe our ability to extend our short-term credit facilities prior to their maturity remains strong in the current credit environment.

Long-term Borrowings

From time to time, we enter into long-term borrowing arrangement with various banks in China or overseas. As of December 31, 2011, 2012 and 2013, we had outstanding long-term borrowings with remaining terms of more than one year of $144.7 million, $56.6 million and $69.5 million, respectively. The long-term loan arrangements set forth below are the arrangements that we believe are important to our operation and business.

We obtained a long-term loan from Industrial and Commercial Bank of China of RMB50 million ($8.3 million) in May 2011, which was repaid in May 2013.

Since 2009, we have obtained several loans from China Construction Bank as follows. Pursuant to a RMB800 million ($132.2 million) five year term loan agreement entered into in January 2009 with China Construction Bank, we obtained four long-term loans in the amount of RMB450 million ($74.3 million) in January 2009, RMB150 million ($24.8 million) in June 2009, RMB190 million ($31.4 million) in June 2009 and RMB10 million ($1.7 million) in June 2009. We repaid the loans based on the agreed repayment schedule and repaid the final amount in December 2013. These loans were used to finance the construction of our polysilicon production facility in Meishan, Sichuan Province. In October 2011, we obtained a long-term loan of RMB150 million ($24.8 million), which was repaid in October 2013. In November 2011, we obtained a long-term loan of RMB10 million ($1.7 million), which was repaid in October 2013. In November 2011, we obtained another long-term loan of RMB50 million ($8.3 million), which was repaid in November 2013. In April 2012, we obtained a long-term loan of RMB30 million ($5.0 million), which was repaid in April 2014.

In February 2011, we obtained a two-year loan of RMB40 million ($6.6 million) from Agricultural Bank of China, which was repaid in February 2013. We obtained another long-term loan from Agricultural Bank of China of RMB13 million ($2.1 million) in December 2010, which was repaid in November 2012.

In April 2011, we obtained a long-term loan from Bank of China of RMB170 million ($28.1 million). We repaid RMB5 million ($0.8 million) in June 2012 and RMB15 million ($2.5 million) in December 2012. With respect to the remaining balance, RMB40 million ($6.6 million) was repaid in December 2013, RMB10 million ($1.7 million) is to be repaid in June 2014, RMB40 million ($6.6 million) is to be repaid by December 2014, RMB20 million ($3.3 million) is to be repaid by June 2015 and RMB40 million ($6.6 million) is to be repaid in December 2015.

In August 2011, we obtained a long-term loan from Standard Chartered Bank of $35 million, which was repaid in July 2013. The purpose of the loan is to purchase polysilicon supplies.

In July 2012, we obtained a 15-year long-term loan from China Development Bank of RMB220 million ($36.3 million), RMB5 million ($0.8 million) to be repaid in each of 2013, 2014 and 2015, RMB18 million ($3.0 million) to be repaid in each year from 2016 to 2026 and RMB4.5 million ($0.7 million) to be repaid in 2027. The proceeds from this loan are to be used to finance Zhejiang Ruixu’s PV power generation project in Qinghai. In March 2013, we obtained another two 15-year long-term loans from China Development Bank of RMB110 million ($18.2 million) and RMB120 million ($19.8 million), respectively, and in April 2013, we obtained another RMB50 million ($8.3 million) and RMB40 million ($6.6 million), respectively, under the same loan arrangements. For each of these two 15-year loan arrangements, RMB4 million ($0.7 million) is to be repaid in each year from 2014 to 2018, RMB10 million ($1.7 million) is to be repaid in each year from 2019 to 2023, RMB20 million ($3.3 million) is to be repaid in each year from 2024 to 2027 and RMB10 million ($1.7 million) is to be repaid in March 2018. The proceeds from the loans are to be used to finance Zhejiang Ruixu’s two PV power generation projects in Xinjiang and Qinghai, China. As of January 2014, we repaid RMB7.5 million ($1.2 million) of the loans totaling RMB540 million ($90.9 million) above, and we will continue to provide guarantee to such loans after we sold equity interests in Zhejiang Ruixu in January 2014. For the details of the sale of Zhejiang Ruixu, please see “Item 4. Information on the Company—A. History and Development of the Company.”

In March 2013, we obtained two four-year term loans from a lender in Korea totaling Korean Won 35.7 billion ($33.8 million). These loans are to be repaid in March 2017. The proceeds from these loans are to be used to finance our PV plant projects in Romania.

In May 2013, we obtained a $13 million loan from Industrial and Commercial Bank of China due in July 2014. The proceeds are to be used for general business operation purposes.

The weighted average interest rate for our long-term loans was approximately 6.82% in 2013. Interest rates are variable for certain portions of the long-term loans, and are updated every three months, once a year or according to a predetermined schedule based on the applicable benchmark interest rate set by the People’s Bank of China. $113.4 million of our outstanding long-term loans are expected to mature between 2014 to 2023.

Some of our long-term loans are secured by collateral such as shares of or other equity interests in our subsidiaries, pledges and security interests over our accounts receivable, inventories, project sites or land use rights, property, plant and equipment or project facilities, and/or guaranteed by our subsidiaries and/or Mr. Li, our director and chief executive officer, and his wife. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

Some of our long-term loan agreements contain financial covenants, including maintaining certain minimum levels of net assets, debt to asset ratio, the ratio of net cash flow to due interest, principle and commission and fee of loan, and the ratio of drawn down loan amount to collateral market value, and restrictive covenants that limit our ability to, among other things, (1) dispose of or provide guarantees, pledges or mortgages on our operating assets in any manner that will increase risk to the lenders, (2) repay shareholders loans or loans from our related parties, (3) distribute dividends to shareholders, (4) enter into other financial obligations to third parties, and (5) take part in any mergers or acquisitions. Certain of our subsidiaries are required to pledge the shares or ownership interests in the operating subsidiaries such subsidiaries own in favor of the lenders in some of our long-term loan arrangements. As of December 31, 2013, Sichuan ReneSola, ReneSola Jiangsu and ReneSola Zhejiang were in compliance with all debt covenants. See “Item 3. Key Information—D. Risk Factors—Risks Related To Our Business—Restrictive covenants and undertakings under our bank loans may limit the manner in which we operate and an event of default under the loan may adversely affect our operations.”

Issuance of Securities

In March 2011, we issued $175 million convertible senior notes due 2018, with an additional sale of $25 million principal amount of the notes in April 2011 pursuant to the initial purchasers’ over-allotment option. The net proceeds of the offering was approximately $192.8 million, a portion of which we used to pay the cost of the capped call transactions that we entered into with an affiliate of one of the initial purchasers, to which we refer to as the hedge counterparty, and the remainder for expansion of polysilicon production capacity. The convertible senior notes will be convertible to our ADSs, each representing two shares, with no par value, at a conversion rate of 94.8114 ADSs per $1,000 principal amount of the notes (equivalent to an initial conversion price of approximately $10.55 per ADS), subject to adjustment under certain circumstances. The convertible senior notes will mature on March 15, 2018. We may not redeem the convertible senior notes prior to the maturity date. The convertible senior note holders will have the right to require us to repurchase for cash all or any portion of their convertible senior notes on March 15, 2016 at a repurchase price equal to 100% of the principal amount of the convertible senior notes to be repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date. In addition, if we undergo a fundamental change, as defined in the offering memorandum, convertible senior note holders may, subject to certain conditions, require us to repurchase all or any portion of their convertible senior notes for cash at a price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, the fundamental change repurchase date. The convertible senior notes constitute our senior unsecured obligations, rank senior in right of payment to our existing and future indebtedness that is expressly subordinated in right of payment to the notes, rank equal in right of payment to our existing and future unsecured indebtedness that is not so subordinated, are effectively junior to any of our secured indebtedness to the extent of the value of the assets securing such indebtedness and structurally junior to all existing and future indebtedness and other obligations (including trade payables and lease obligations) incurred by our subsidiaries. The convertible senior notes and our ADSs issuable upon conversion of the notes, and the shares represented thereby, were issued to qualified institutional buyers pursuant to Rule 144A under the Securities Act. We do not intend to file a shelf registration statement covering the resale of the convertible senior notes or ADSs issuable upon conversion of the convertible senior notes or the shares represented thereby. During 2011, we repurchased $88.4 million aggregate principal amount of our convertible senior notes using $57.1 million in cash. As of December 31, 2013, the carrying value of our convertible senior notes was $111.6 million.

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

In September 2013, we completed a registered direct offering of 15,000,000 ADSs, representing 30,000,000 of our shares, and warrants to purchase up to 10,500,000 additional shares, representing 35% of warrant coverage in the offering, at approximate $70 million before exercise of warrants.  The net proceeds from the offering was approximately $65.9 million (excluding proceeds from the exercise of warrants) based on the public offering price of $4.67 per ADS and warrants for 35% of an ADS.  The warrants have an initial exercise price of $3.02 per share (or $6.04 per ADS). The warrants are exercisable immediately and will expire four years from the date of issuance.  We expect to use the net proceeds from the offering for general corporate purposes, including working capital and polysilicon plant optimization.

Cash Flows and Working Capital

We have significant working capital commitments because many of our silicon raw materials suppliers require us to make payments immediately upon shipping and, historically, prepayments in advance of shipment. Due to the volatility of the price of polysilicon, sufficient working capital and access to financing to allow for the purchase of silicon raw materials are critical to growing our business. Our short-term borrowings decreased from $733.6 million in 2012 to $673.1 million in 2013. Our advances to suppliers decreased from $29.5 million as of December 31, 2012 to $19.8 million as of December 31, 2013. Under the current market conditions, prepayment to suppliers in advance of shipment has become less common. We perform credit evaluations of the financial condition of our suppliers to which we make prepayments.

Our accounts receivable increased from $129.6 million as of December 31, 2011 to $216.8 million as of December 31, 2012 and further increased to $236.6 million as of December 31, 2013. Our allowance for doubtful accounts increased from $1.1 million as of December 31, 2011 to $1.8 million as of December 31, 2012 and further increased to $4.9 million as of December 31, 2013. The increase in our accounts receivable balance from 2011 to 2012 is primarily the result of providing longer credit terms to certain of our customers in line with prevailing market conditions. The increase in accounts receivable from 2012 to 2013 is primarily attributable to the increase in sales, with credit terms provided to customers in 2013 remaining largely consistent with those in 2012. For all customers, including those to whom longer credit terms are negotiated and granted, we assess a number of factors to determine whether collection is reasonably assured, including past transaction history with the customer and their overall creditworthiness. However, despite these efforts, we have experienced year on year increases in the aging of our accounts receivable since 2011. As a result, we have increased our allowance for doubtful accounts accordingly, to reflect the negative trend of longer aged receivables, which we believe is symptomatic of difficult market conditions and constrained liquidity conditions for the solar industry overall. To date, we have not experienced material write-offs of accounts receivable or advances to suppliers, but we continue to actively monitor the credit we extend to both our customers and suppliers. While the business environment improved in 2013, to the extent that the overall negative environment which impacted the solar industry returns, or deteriorates, this negative trend could be exacerbated and write-offs could occur. In 2014, we plan to closely manage our accounts receivable balances by strengthening our collection efforts as well as managing our inventory in order to preserve cash, and effectively manage our working capital requirements.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2011	2012	2013
	(in thousands)
Net cash provided by (used in) operating activities	$(22,058)	$(94,731)	$118,561
Net cash used in investing activities	(177,467)	(249,219)	(189,602)
Net cash (used in) provided by financing activities	273,914	59,908	67,620
Effect of exchange rate changes	13,949	(1,714)	(3,089)
Net increase (decrease) in cash and cash equivalents	88,337	(285,756)	(6,510)
Cash and cash equivalents at the beginning of the year	290,702	379,039	93,283
Cash and cash equivalents at the end of the year	$379,039	$93,283	$86,773

Operating Activities

Net cash provided by operating activities in 2013 was $118.6 million, primarily due to the increase in net revenues as a result of the gradual recovery of the industry, an increase in accounts payable as we negotiated longer payment terms from suppliers, an increase in advances from customers and increases in inventory and accounts receivable levels arising from the expansion of our module business. The increases were offset by a net loss of $258.9 million less the impact of depreciation and impairment of long-lived assets of $112.9 million and $202.8 million, respectively.

Net cash used in operating activities in 2012 was $94.7 million, primarily due to (i) a net loss of $242.6 million arising from the continuing oversupply conditions in the solar power products market, and (ii) increases in inventory and accounts receivable levels arising from the expansion of our module business, which were offset by increases in accounts payable as we imposed longer payment terms upon our suppliers, depreciation, non-cash write-downs for inventory and asset impairments.

Net cash used in operating activities in 2011 was $22.1 million, primarily due to (i) an increase in accounts receivables of $79.5 million due to longer credit terms being granted to customers in light of market conditions in 2011, which were characterized by oversupply of solar power products, (ii) an increase in inventories of $24.3 million as our business and capacity expanded, and (iii) a decrease in advances from customers of $27.0 million as we delivered finished goods to our customers and ceased to request prepayments from our customers in 2011 in order to promote sales, partially offset by an inventory write-down of $49.0 million and higher depreciation in 2011 as our silicon wafer manufacturing capacity expanded.

Investing Activities

Net cash used in investing activities in 2013 was $189.6 million, primarily due to increases in property, plant and equipment expenditures in connection with our solar power projects in Qinghai and Xinjiang, and restricted cash, which was partially offset by the cash received from government subsidies.

Net cash used in investing activities in 2012 was $249.2 million, primarily due to property, plant and equipment expenditures in connection with the expansion of our module business, the development of phase II of our polysilicon production facility in Meishan, Sichuan Province, the development of our power plant business and changes in restricted cash.

Net cash used in investing activities in 2011 was $177.5 million, primarily due to property, plant and equipment expenditures comprising mainly the upgrade and expansion of our wafer manufacturing facilities, development of phase II of our polysilicon production facility in Meishan, Sichuan Province, our new diamond steel wire production facility in Zhejiang Province and our 20 MW power plant project in Qinghai Province.

Financing Activities

Net cash provided by financing activities in 2013 was $67.6 million, primarily due to proceeds from bank borrowing and the issuance of common shares, which was partially offset by the repayment of bank borrowings.

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

As of December 31, 2012 and 2013, our current liabilities exceeded our current assets by $568.4 million and $506.2 million, respectively.

We have taken, and are continuing to take, the following measures to manage our liquidity difficulties: (i) closely monitoring and managing our working capital, which may involve seeking extended payment terms from our suppliers, strengthening accounts receivable collection efforts, implementing more stringent inventory management procedures and considering liquidation of accounts receivable by discounting banknotes with the relevant financial institutions, as needed, to maintain sufficient cash flows from operations to meet our liquidity requirements; and (ii) obtaining additional debt facilities in order to fund working capital needs, as necessary. Subsequent to December 31, 2013 and as of the date of this annual report, we obtained new financings totaling $34.6 million, which are comprised of $26.9 million in short-term borrowings for our working capital needs and $7.7 million in long-term borrowings for our project development.

We believe that our current cash and cash equivalents, anticipated cash flows from our operations and bank borrowings will be sufficient to meet our anticipated cash needs in 2014 based on current capital expenditure and operation plans. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions by us. If this were to occur, we may seek to make additional securities offerings or borrowings.

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

Capital Expenditures

We had capital expenditures of $152.7 million, $136.4 million and $126.2 million in 2011, 2012 and 2013, respectively. We had outstanding advances for purchases of property, plant and equipment of $25.9 million, $8.3 million and $2.2 million as of December 31, 2011, 2012 and 2013, respectively. As of December 31, 2011, 2012 and 2013, our commitments outstanding for purchases of property, plant and equipment were $139.0 million, $80.6 million and $16.5 million, respectively. Our capital expenditures were used primarily to optimize our Sichuan polysilicon factory, to maintain our cell and module manufacturing plant in Yixing, Jiangsu Province, to purchase production equipment, to acquire land-use rights for each of the plants and to build up our horizontal and project businesses.

We plan to maintain our existing polysilicon, solar wafer, cell and module manufacturing capacities in 2014. Therefore, we do not currently plan to build new facilities, but do plan to incur capital expenditures of up to $80 million to maintain or enhance our existing manufacturing facilities.

Recent Accounting Pronouncements

In February 2013, the Financial Accounting Standard Board, or FASB, issued Accounting Standards Update, or ASU, No. 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. ASU 2013-02 requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. ASU 2013-02 is effective for fiscal years, and interim periods within those years, beginning on or after December 15, 2012. We adopted the new guidance in the first quarter of 2013. The adoption did not have a material impact on our consolidated financial statements and related disclosure.

In July 2013, the FASB issued ASU 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists. ASU 2013-11 requires an unrecognized tax benefit, or a portion of an unrecognized tax benefit, to be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. ASU 2013-11 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2014. The new standard is to be applied prospectively but retrospective application is permitted. The implementation will not have a material impact on our consolidated financial statements or related disclosure.

C.	Research and Development, Patents and Licenses, Etc.

Research and Development

We focus our research and development efforts on improving our manufacturing efficiency, the quality of our products and new product development. As of December 31, 2013, our research and development team consisted of 145 experienced researchers and engineers. In addition, some of our manufacturing employees regularly participate in our research and development programs. A part of our research and development is conducted at our solar power technology development center, which is outfitted with advanced equipment for the research of solar power. Our recent technological achievements include:

•	We have further developed a new technology to recycle products at the polysilicon manufacturing stage in order to reduce costs. We also continued to research the use of carbon composite materials, which we believe will help lower costs and expose us to new markets.

•	Our innovations enable us to increase the yield of our ingots, reduce our electricity costs and enhance the utilization rate of our furnaces and consumables, such as graphite, carbon fiber, steel wire and slurry

•	We have developed a variety of proprietary methods for producing wafers, including a special chemical doping formula for wafers to produce high-efficiency, low-degradation solar cells, a new casting process for multicrystalline solar wafers to increase solar cell conversion efficiency, and a customized monocrystalline hot-zone using simulation technology to reduce oxygen content and power consumption for high efficiency and low degradation.

•	We have invested in the research and development of solar wafer technology. For example, our Virtus Wafer, a new multicrystalline wafer, improves solar cell efficiency. We have developed our own in-house diamond steel wires, which can improve solar wafer manufacturing processes through the use of resin-plated diamond steel wires. We started the production of the Virtus Wafer in the first half of 2011 and substantially converted all our multicrystalline wafer capacity to manufacturing Virtus Wafers.

•	We have invested in the research and development of solar cell technology. The average conversion efficiency rates of our monocrystalline and multicrystalline solar cells manufactured reached 19.0% and 17.8%, respectively, as of December 31, 2013, compared to the industry average of 18.9% and 17.6%, respectively, based on our estimates.

•	We have invested in the research and development of solar module technology. For example, our new Virtus A++ manufacturing technology used to create the Virtus II® products has been streamlined such that products can be manufactured with less energy input, meaning that they are both environmentally friendly and cheaper to manufacture.

•	Our Micro Replus™ can be used specifically with our solar modules in solar systems for power conversion and can be made available as a standalone microinverter or integrated with our panel for a turnkey AC module.

•	We have also begun research small-scale storage systems and the development of our own AC-OC optimizer and low-oxygen concentration solar wafers and carbon composite materials, which we believe will help improve conversion efficiencies

Through our continuous technological innovation and improvements in manufacturing efficiency, we were able to reduce our silicon consumption rate to 5.3 grams per watt as of December 31, 2013, and wafer processing cost to $0.11 per watt during the same period, compared to $0.15 per watt as of December 31, 2012.

We plan to continue to devote substantial resources to research and development in order to further improve our manufacturing processes, reduce manufacturing costs and increase product performance. We plan to focus our research and development in the following areas:

•	Solar Wafer Manufacturing. We will continue to reduce the cost of manufacturing solar wafers by, among other, improving the ingot-pulling speed for manufacturing of monocrystalline wafers, optimizing our manufacturing equipment and process routine, upgrading from manual programs to semi-automatic or automatic programs, increasing the purity of the ingots we produce, slicing thinner wafers, reducing wafer breakage rates, and enhancing the processes to reduce quality control cost.

•	Polysilicon Production. We are seeking to continue to fine-tune the closed-loop modified Siemens process system at our Meishan polysilicon manufacturing facility and ramp up its production in full. We aim to further reduce production costs by shortening the overall processing time, revising the TCS production process, reducing the power consumption and improving the recycling conversion ratio for converting by-products into TCS.

•	Solar Cell Manufacturing. We will continue to develop technologies to manufacture high-conversion efficiency solar cells with improved performance. As of December 31, 2013, we were able to achieve conversion efficiency rates of 19.0% for monocrystalline cells and 17.8% for multicrystalline cells manufactured using our solar wafers.

•	Solar Module Manufacturing. We will continue to improve the process of module manufacturing by shortening the lamination time to reduce time and power consumption. We will also improve the structure of the module frame to reduce the adhesive sealant on the front side of the module and reduce the time for cleaning the module. We will consider using tempered glass with anti-reflecting film on the module to increase the module efficiency. We will continue to reduce our module manufacturing costs through a reduction in material costs and improvements in our manufacturing methods, and capitalize on the business’s higher margins relative to wafer production.

•	Inverter technology. We will continue to reduce the thickness, volume and weight of micro inverter to fit the frame of PV module. We will also improve the efficiency of micro inverse by changing the connection method of micro inverse output terminal. We will continue to reduce the production cost by simplifying the circuit, reducing volume and weight of the inverter, and improve product efficiency by improving the device parameters, and reducing power consumption.

We have spent considerable resources on improving our equipment by collaborating with a domestic equipment maker in China for the first time to develop a customized multicrystalline furnace.

In each of the three years ended December 31, 2011, 2012 and 2013, our research and development expenses were approximately $47.1 million, $44.1 million and $46.5 million, respectively.

Intellectual Property

As of December 31, 2013, we had 173 patents and 93 pending patent applications in China and and 4 pending international patent applications. These patents and patent applications relate to the technologies in our products and the technologies utilized in our manufacturing processes. We intend to continue to assess appropriate opportunities for patent protection of critical aspects of our technologies. Our patents and our pending patent applications relate to improvements in product conversion efficiencies, improvements of the recycling, sorting and purification of silicon raw materials, ingot casting and wafer slicing processes.

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

The trademark of “ReneSola” has been separately registered with the European Union office of Harmonization for the Internal Market on January 10, 2007 for a period of ten years, with the Japan Patent Office on June 22, 2007 for a period of 10 years, with the Korean Intellectual Property Office on October 8, 2008 and December 13, 2008 for two applications of different commodity category, respectively, both for a period of 10 years, with the U.S. Patent and Trademark Office on October 28, 2008 for a period of 10 years, with the PRC Trademark office on May 7, 2009 and May 21, 2009 for two applications of different commodity category, respectively, both for a period of 10 years, with Taiwan Trademark Office on February 1, 2011 for a period of 10 years, with intellectual property office of Singapore on July 30, 2010 for a period of 20 years, with Canadian intellectual property office on September 13, 2011 for a period of 15 years, and with Israel intellectual property office on February 2, 2012 for two applications of different commodity category, respectively, for a period to July 27, 2020, with Australian Intellectual Property Office on November 21,2012 for a period of 10 years, with Dominican Industrial Property Office on April 16,2013 for a period of 10 years, and with Mexican Intellectual Property Office on January 11,2013 for a period of 10 years. We also filed trademark registration applications for “ReneSola” and relevant designs in Indian, Malaysia, Thailand, Mexico, Chile, Brazil, Argentina, the Dominican Republic, Australia and South Africa in 2012, and also filed trademark registration applications of different commodity category for “ReneSola” in Australia, Canada, U.S., Mexico, EU, Japan, Turkey, New Zealand, Sri Lanka and China in 2013.

The trademark of “Replus by ReneSola” was separately registered with the European Union office of Harmonization for the Internal Market on April 4, 2013 for a period of 10 years, with Mexican Intellectual Property Office on April 2, 2013 for a period of 10 years, with Australian Intellectual Property Office on April 2, 2013 for a period of 10 years, with the Japan Patent Office on January 10, 2014 for a period of 10 years, and with Taiwan Trademark Office on January 1, 2014 for a period of 10 years. We also filed trademark registration for “Replus by ReneSola” in U.S. and China in 2013.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2013 to December 31, 2013 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial conditions.

E.	Off-balance Sheet Arrangements

As of December 31, 2013, we did not have any off-balance sheet arrangements that had or were reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2013:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Long-term borrowings(1)	$128,684	$50,480	$37,750	$36,459	$3,995
Purchase obligations for equipment and others(2)	16,513	16,292	133	88	—
Purchase obligations for raw materials(3)	106,651	106,651	—	—	—
Convertible senior notes	121,784	4,604	117,180		—
Total	$373,632	$178,027	$155,063	$36,547	$3,995

(1)	Included estimated interest payable under contract terms.

(2)	Included commitments to purchase production equipment and payment obligations under construction contracts.

(3)	Included committees to purchase silicon raw materials under certain long-term supply agreements with overseas suppliers. Payment due by period can't be calculated because we are committee to pay $106.7 million over the next two years.

For information relating to our long-term loans, including their maturity profiles and provisions that accelerate repayment obligations, see “—B. Liquidity and Capital Resources.”

We are required to purchase $106.7 million of polysilicon over the next two years. The purchase price is subject to adjustment to reflect the prevailing market price on the transaction dates and we expect that all purchases will be used in our production in the normal course of business.

G.	Safe Harbor

We make “forward-looking statements” throughout this annual report, such as our expected manufacturing capacity in 2014 and our estimated average selling prices of our wafer products in 2014. Whenever you read a statement that is not simply a statement of historical fact (such as when we describe what we “believe,” “expect” or “anticipate” will occur, what “will” or “could” happen, and other similar statements), you must remember that our expectations may not be correct, even though we believe that they are reasonable. We do not guarantee that the transactions and events described in this annual report will happen as described or that they will happen at all. You should read this annual report completely and with the understanding that actual future results may be materially different from what we expect. The forward-looking statements made in this annual report relate only to events as of the date on which the statements are made. We undertake no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though our situation will change in the future.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Martin Bloom	62	Chairman, Independent Director
Xianshou Li	45	Director and Chief Executive Officer
Yuncai Wu	46	Director
Jing Wang	66	Independent Director
Tan Wee Seng	58	Independent Director
Henry Wang	40	Chief Financial Officer
Stephen Huang	47	President of the Asia-Pacific Region (excluding China)
Jijun Shi	52	President of the European Region
Kevin Chen	40	President of the North America Region
Jason Wu	46	Vice President of Middle East, South America and Africa Region
Shelley Xu	28	Vice President of Greater China Region
Jiabing Chen	38	Vice President of Oversea OEM Business
Nick Li	37	Vice President of Manufacturing of China Module Division
John Ding	42	Vice President of Global Resourcing and Logistics
Wei Fang	35	Vice President of Financial Management, China
Meisie Jiang	32	Vice President of Financial Management, Overseas
Maggie Ma	39	Vice President of Financial Control
Xiahe Lian	43	Vice President of Administration of Human Resource

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

Mr. Tan Wee Seng has been an independent director and a member of the audit committee, compensation committee and corporate governance and nominating committee of our board of directors since April 2009. Mr. Tan is also a non-executive director of Xtep International Holdings Limited, an independent non-executive director of Sa Sa International Holdings Limited, an independent non-executive director and the chairman of the remuneration committee of Biostime International Holdings Limited and an independent non-executive director and the chairman of the audit committee of CIFI Holdings (Group) Co. Ltd., all of which are listed on the Main Board of Hong Kong Stock Exchange, a director and the chairman of the finance & operation committee of Beijing City International School, an academic institution in Beijing. Mr Tan has been an independent director for 7 Days Group Holdings Limited listed in the New York Stock Exchange from November 2009 to July 2013 when on privatization and he was the chairman of the special committee for privatization from October 2012 to July 2013. Mr. Tan has over 30 years of experience in financial management, corporate finance, merger and acquisition, business management and strategy development. He has also held various management and senior management positions in a number of multinational corporations and China corporations. From 2003 to 2008, he was an executive director, the chief financial officer and the company secretary of Li Ning Company Limited, a company listed on the Main Board of Hong Kong Stock Exchange. From 1999 to 2002, he was the senior vice president of Reuters for China, Mongolia and North Korea regions, and the chief representative of Reuters in China. Prior to that, he served as the managing director of AFE Computer Services Limited, a Reuters subsidiary in Hong Kong mainly engaged in domestic equity and financial information services, a director of Infocast Pty Limited which was a Reuters subsidiary in Australia, and the regional finance manager of Reuters East Asia. Mr. Tan is a professional accountant and a fellow member of the Chartered Institute of Management Accountants in the United Kingdom, and the Hong Kong Institute of Directors.

Executive Officers

Mr. Henry Wang has been our chief financial officer since July 2011. Mr. Wang first joined us in January 2010 and served as our vice president of finance from April 2010 to June 2011. He has over 19 years of experience in financial services with extensive experience in accounting and mergers and acquisitions, including 16 years spent at US public companies. Mr. Wang has extensive experience in financial accounting, reporting and internal control. Mr. Wang has been responsible for our corporate finance and accounting, internal control, cost control and cash flow management initiatives even prior to his appointment as our chief financial officer. Prior to joining us, Mr. Wang served as a vice president of finance in the China ground transportation business unit of YRC Worldwide Inc. from 2008 to 2010 and a financial controller in the China branch of Expeditors International Incorporation from 2004 to 2008. Mr. Wang also has 11 years of experience in the manufacturing industry, working in both multinational and domestic companies. Mr. Wang holds CPA and CIA certifications and received his master’s degree of law from Renmin University of China and MBA from The Open University of Hong Kong.

Mr. Stephen Huang has been our senior vice president since February 2013 and our president of the Asia-Pacific region since January 2012. Mr. Huang was our vice president of wafer sales from December 2009 to June 2012. Prior to joining us, he worked in Topco Scientific Co., Ltd. as a vice president of the business group from 2006 to 2009 and held various sales and managerial positions at that company from 1994 to 2005. Mr. Huang has over 18 years of managerial and sales experience, including over 10 years of experience in the solar industry. Mr. Huang received his bachelor’s degree in Agricultural Economics from Taiwan University in 1989.

Mr. Jijun Shi has been our president of the European region since January 2012. Mr. Shi has more than 25 years of managerial experience in Europe including over five years of experience in the solar industry. Prior to joining us, Mr. Shi worked in EGing Photovoltaic Europe GmbH from 2010 to 2011 and served as the China manager at PAIRAN elektronik GmbH from 2008 to 2009. From 1998 to 2008, he served as the manager in China at Hasbach Prüfanlagentechnik GmbH and had managerial roles with Krahn Chemie GmbH. From 1986 to 1991, Mr. Shi served as an assistant general manager in China International Trust and Investment Corporation. Mr. Shi received his bachelor’s degree in German from Guangzhou Foreign Language Institute in 1983, his master’s degree in German from Shanghai Tongji University in 1986 and his master’s degree from Johann Wolfgang von Goethe University in 1998.

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

Mr. Jason Wu has been our vice president of Middle East, South America and Africa region since February 2014. Prior to joining us, Mr. Wu was vice president of Global Solutions for Huawei Technologies where he was directly responsible for Huawei’s sales and marketing operation globally. Mr. Wu has held several leadership and global sales and marketing positions in Andrew Corp., Alcatel-Lucent, TECOM CO. and Huawei Technologies. He has more than 23 years of experience in the sales and marketing fields specializing business development and management, as well as building and leading large teams and growing businesses in global assignments. Mr. Wu received his MBA degree from the Booth School at the University of Chicago in 1994.

Ms. Shelley Xu has been our vice president of the Great China region since December 2013. Ms. Xu joined us in 2005 and served as our head of silicon purchasing unit from 2005 to 2009, senior sales manager in 2010, vice director of global sourcing in 2011 and general manager of North China from 2012 to November 2013. Ms. Xu has over nine years of experience in the solar industry. In 2012, Ms. Xu successfully implemented the penetration of module sales business into domestic market, and achieved a remarkable sales record, fulfilling the obligation to smooth our strategic transition from wafer sales to the downstream market. Ms. Xu graduated from Zhejiang Business Technology Institute in 2005.

Mr. Jiabing Chen has been our vice president of oversea OEM business in ReneSola Zhejiang since September 2013. Mr. Chen joined us in 2010 and held the positions of senior quality director, senior operations director and general manager of our PV modules business unit. From March 2013 to September 2013, Mr. Chen was our vice president of PV modules business unit. Mr. Chen has approximately 10 years of experience in the automobile industry, extensive experience in quality management and production organization at multinational corporations and three years of experience in the PV industry. Prior to joining us, he worked at MGI COUTIER, a French automobile components manufacturer, where he was a quality director and production director, from June 2000 to June 2010. Mr. Chen received his bachelor’s degree from Wuhan University of Technology in 2000.

Mr. Nick Li has been our vice president of manufacturing of China module division since December 2013. Between September 2011 and December 2013, Mr. Li served as the general manager of our PV wafers business unit and the production director and the general manager of our PV modules business unit in China. Mr. Li has more than six years of experience in semiconductor industry and more than four years of experience in electronics industry. Prior to joining us, he served as the production manager at EEMS (Suzhou) Co., Ltd. from July 2005 to June 2010 and the production supervisor in various companies, including National Semiconductor (Suzhou) Co., Ltd. from 2004 to 2005, Solectron Corporation in Suzhou from 2002 to 2004 and Foxconn Group (Kunshan) Co., Ltd. from 1999 to 2002. Mr. Li received his bachelor’s degree from Jiangxi Agricultural University in 1999.

Mr. John Ding has been our vice president of global sourcing and logistics since August 2013. . Mr. Ding had previously served as our vice president of internal control and auditing from March 2011 to July 2013 and our director of internal control and audit from 2009 to 2011. With nearly 20 years of work experience in finance, including more than ten years of management experience and over five years of internal control and audit experience at U.S.-listed companies, Mr. Ding has comprehensive knowledge of accounting, tax policies, credit control and physical asset management. Prior to joining us, Mr. Ding served as the director of internal audit and Sarbanes Oxley compliance for The9 Limited, a Nasdaq-listed company, from 2008 to 2009 and as financial manager at Dell (China) Co., Ltd. from 2001 to 2008. Mr. Ding received his bachelor’s degree in international economics and trade from Fudan University and his master’s degree in professional accounting from Xiamen University. He holds CIA and CCSA certificates.

Mr. Wei Fang has been our vice president of group financial control since August 2012. Mr. Fang first joined us in July 2009 and served as the financial controller of ReneSola Zhejiang and our senior financial controller from July 2009 to July 2012. Mr. Fang has nearly a decade of experience in senior financial management and business management positions in large domestic manufacturing enterprises, and a wealth of practical management experience in the field of overall budgets, funds management, cost control, risk control and mergers and acquisitions. Prior to joining us, Mr. Fang served as a budget manager and senior finance manager from 2002 to 2005 and as a chief financial controller and operations controller from 2005 to 2009 in a subsidiary of Midea Group. Prior to joining Midea Group, Mr. Fang served as a senior cost control manager in Nanchang Dianhua, Ltd., a state-owned enterprise, from September 2000 to June 2001 and as an accountant in Jiangxi Jianglong, an accounting firm, from July 1999 to June 2000, focusing on cost accounting and auditing. Mr. Fang holds a certificate from the Chinese Institute of Certified Public Accountants. He received his bachelor’s degree in financial accounting from Jiangxi University of Finance and Economics in 1999 and a MBA degree from Shanghai Jiaotong University in 2013.

Ms. Meisie Jiang has been our vice president of group financial management since October 2013. Ms. Jiang joined us in March 2009 and held the positions of ReneSola’s treasury manager, senior financial manager, financial controller and senior financial controller. Ms. Jiang has nearly a decade of financial management and business management experience as well as management experience in funds management, reporting, financial analysis, foreign exchange, insurance, transfer pricing, credit control and mergers and acquisitions. Prior to joining us, Ms. Jiang worked in Ernst and Young as a senior accountant focusing on IPO and listed company. Ms. Jiang holds a certificate from the Chinese Institute of Certified Public Accountants. Ms. Jiang received a bachelor’s degree in accounting from Nanjing Audit University in 2004 and a bachelor’s degree in law from Nanjing University in 2005.

Ms. Maggie Ma has been our vice president of financial control since October 2013. Ms. Ma joined us in February 2011 as our director of internal control. Ms. Ma has more than 17 years of experience in finance and internal control areas, including over 10 years of management experience. Prior to joining us, Ms. Ma held positions in the finance and internal control departments in OSI Group, a global leading company of food processing as Asia Pacific finance manager from 2005 to 2011 and in Dell (China) from 1998 to 2004. She holds CICPA certification and received a bachelor’s degree in international accounting from Xiamen University in 1996.

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

B.	Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2013, an aggregate of approximately $2.3 million in cash was paid to our executive officers and directors.

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

Share Options

As of March 31, 2014, our board of directors has granted certain of our directors, officers and employees options for 7,847,800 shares in our company, excluding options forfeited pursuant to the terms of our 2007 share incentive plan and the exercised options.

The following paragraphs describe the principal terms of our options.

Option Agreement. Options granted under our 2007 share incentive plan are evidenced by an option agreement that contains, among other things, provisions concerning exercisability and forfeiture upon termination of employment arrangement, as determined by our board.

Vesting Schedule. Options granted under our 2007 share incentive plan vest yearly over a five-year period following a specified grant date. The plan has 20% of the options granted vest at the first anniversary of the grant date, and for the remaining 80%, 20% shall vest at each of the second, third, fourth and fifth anniversary of the grant date, subject to the optionee continuing to be an employee on each vesting date.

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

On August 8, 2012, our board of directors approved an adjustment to the exercise price of options to purchase 5,386,600 shares previously granted under our 2007 share incentive plan to establish a new exercise price for such share options of $1.47 per ADS, which was the closing price of our ADSs on August 7, 2012. Among the options to purchase 5,386,600 shares, options to purchase 905,000 shares were forfeited as of March 31, 2014 due to the departure of certain officers and employees.

The following table summarizes, as of March 31, 2014, the outstanding options, excluding options forfeited pursuant to the terms of our 2007 share incentive plan and the options that were exercised on or prior to March 31, 2014, that we granted to our directors and officers and to other individuals as a group under our 2007 share incentive plan.

Name	Shares Underlying Outstanding Options	Exercise Price ($/Share)	Grant Date	Expiration Date
Martin Bloom	*	$0.735	August 8, 2012	August 8, 2018
Xianshou Li	*	$0.735	June 21, 2010	June 21, 2016
	*	$0.735	August 24, 2010	August 24, 2016
Yuncai Wu	—	—	—	—
Jing Wang	*	$0.735	August 8, 2012	August 8, 2018
Tan Wee Seng	*	$0.735	August 8, 2012	August 8, 2018
Henry Wang	*	$0.735	March 15, 2010	March 15, 2016
	*	$0.735	June 20, 2011	June 20, 2017
	*	$0.735	May 1, 2013	May 1, 2019
Stephen Huang	*	$0.735	December 21, 2009	December 21, 2015
	*	$0.735	March 18, 2013	March 18, 2019
Jijun Shi	*	$0.735	March 19, 2012	March 19, 2018

Name	Shares Underlying Outstanding ptions	Exercise Price ($/Share)	Grant Date	Expiration Date
Kevin Chen	*	$0.735	June 18, 2012	June 18, 2018
Jason Wu	—	—	—	—
Shelley Xu	*	$0.735	January 1, 2014	January 1, 2020
Jiabing Chen	*	$0.735	September 20, 2010	September 20, 2016
	*	$0.735	March 18, 2013	March 18, 2019
Nick Li	*	$0.735	September 20, 2010	September 20, 2016
	*	$0.735	January 1, 2014	January 1, 2020
John Ding	*	$0.735	December 21, 2009	December 21, 2015
	*	$0.735	March 21, 2011	March 21, 2017
Wei Fang	*	$0.735	December 21, 2009	December 21, 2015
	*	$0.745	September 17, 2012	September 17, 2018
Meisie Jiang	*	$0.735	June 23, 2009	June 23, 2015
	*	$0.735	March 15, 2010	March 15, 2016
	*	$0.735	March 21, 2011	March 21, 2017
	*	$0.735	January 1, 2014	January 1, 2020
Maggie Ma	*	$0.735	January 1, 2014	January 1, 2020
Xiahe Lian	*	$0.735	November 30, 2007	November 30, 2013
	*	$0.735	September 17, 2012	September 17, 2018
Directors and executive officers as a group	5,640,000

Other individuals as a group	10,000	$0.735	October 9, 2007	December 30, 2014
	1,000,000	$2.565	October 9, 2007	December 31, 2014
	107,400	$0.735	October 9, 2007	October 9, 2015
	21,000	$0.735	June 23, 2009	June 23, 2015
	4,000	$0.735	September 21, 2009	December 30, 2014
	14,000	$0.735	September 21, 2009	September 21, 2015
	3,000	$0.735	December 21, 2009	June 30, 2014
	160,400	$0.735	December 21, 2009	December 21, 2015
	88,000	$0.735	March 15, 2010	March 15, 2016
	118,000	$0.735	June 21, 2010	June 21, 2016
	3,000	$0.735	September 20, 2010	June 30, 2014
	69,000	$0.735	September 20, 2010	September 20, 2016
	50,000	$0.815	December 17, 2012	June 30, 2014
	560,000	$0.735	January 1, 2014	January 1, 2020

* Less than 1% of the total number of our shares outstanding as of March 31, 2014.

C.	Board Practices

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

Audit Committee. Our audit committee consists of Messrs. Martin Bloom, Jing Wang and Tan Wee Seng. Messrs. Martin Bloom, Jing Wang and Tan Wee Seng satisfy the independence requirements of the NYSE Listing Rules and SEC regulations. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Messrs. Martin Bloom, Jing Wang and Tan Wee Seng. Messrs. Martin Bloom, Jing Wang and Tan Wee Seng satisfy the independence requirements of the NYSE Listing Rules and SEC regulations. The compensation committee discharges the responsibility of the board of reviewing and approving the compensation structure, including all forms of compensation relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Corporate Governance and Nominating Committee. Our corporate governance and nominating committee consists of Messrs. Martin Bloom, Jing Wang and Tan Wee Seng. Messrs. Martin Bloom, Jing Wang and Tan Wee Seng satisfy the independence requirements of the NYSE Listing Rules and SEC regulations. The corporate governance and nominating committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

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

Terms of Directors and Officers

Our officers are appointed by and serve at the discretion of the board of directors. At each annual general meeting, one-third of our directors then existing, or if their number is not a multiple of three, then the number nearest to and not exceeding one-third, will be subject to re-election. The directors to retire by rotation shall be those who are longest in office since their election, or by lot should they be of the same seniority. On the assumption that no other director wishes to retire from office at the annual general meetings, Mr. Tan Wee Seng was re-elected at 2013 annual general meeting; Mr. Jing Wang will be subject to re-election at 2014 annual general meeting; Mr. Martin Bloom will be subject to re-election at 2015 annual general meeting; and Mr. Xianshou Li will be subject to re-election at 2016 annual general meeting. We have not entered into any service contracts with the directors providing them with severance benefits upon termination of their terms with us.

D.	Employees

We had 7,595 and 8,436 full-time employees as of December 31, 2011 and 2012, respectively. As of December 31, 2013, we had 7,874 full-time employees, including 6,183 in manufacturing, 145 in equipment maintenance, 684 in quality assurance, 59 in purchasing, 145 in research and development, 310 in sales and marketing, and 348 in general and administrative. Substantially all of these employees are located in China with a small portion of employees based in Singapore, United States and Europe. We consider our relations with our employees to be good.

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our shares as of March 31, 2014 by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our shares.

Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and includes voting or investment power with respect to the securities.

Shares Beneficially Owned
	Number	%(1)
Directors and Executive Officers:
Martin Bloom	*	*
Xianshou Li(2)	44,545,803	21.8%
Yuncai Wu(3)	9,764,970	4.8
Jing Wang	*	*
Tan Wee Seng	*	*
Henry Wang	*	*
Stephen Huang	*	*
Jijun Shi	*	*
Kevin Chen	*	*
Jason Wu	—	—
Shelley Xu	—	—
Jiabing Chen	*	*
Nick Li	*	*
John Ding	*	*
Wei Fang	*	*
Meisie Jiang	*	*
Maggie Ma	—	—
Xiahe Lian	*	*
All Directors and Executive Officers as a Group	55,590,773	27.0%

Principal Shareholders:
Champion Era Enterprises Limited(4)	29,457,093	14.5%
Assets Train Limited(5)	13,053,614	6.4%

*	Less than 1% of the total number of our shares outstanding shares as of March 31, 2014.

(1)	Percentage of beneficial ownership of each listed person is based on 203,367,464 shares outstanding as of March 31, 2014, as well as the shares that such person has the right to acquire by option or other agreement within 60 days after March 31, 2014.

(2)	Consists of 29,457,093 shares held by Champion Era Enterprises Limited, or Champion, 13,053,614 shares held by Assets Train Limited, or Assets Train, 1,135,096 shares held by Dynasty Time Limited, or Dynasty, 750,000 shares issuable upon exercise of options held by Mr. Li, within 60 days after March 31, 2014 and 150,000 shares issuable upon exercise of options held by Ms. Xiahe Lian, the wife of Mr. Li, within 60 days after March 31, 2014. Descriptions of Mr. Li’s relationship with Champion and Assets Train are set forth in the notes (4) and (5) below and Mr. Li’s relationship with Dynasty is set forth as follows: Dynasty beneficially holds 5,215,871 of our shares. Dynasty is a company incorporated in the British Virgin Islands and its sole shareholder is Direct Manage Holdings Limited. Direct Manage Holdings Limited is a company incorporated in the British Virgin Islands and wholly owned by the DXJ Family Trust, of which Mr. Xiangjun Dong is the settlor and to which Mr. Dong has administration, voting and management power. The trustee of the DXJ Family Trust is HSBC International Trustee Limited. Dynasty has entered into an irrevocable voting agreement with Mr. Li and Mr. Wu with respect to our shares held by Dynasty. Mr. Li holds sole voting power of 29,457,093 shares held by Champion. Mr. Li also holds shared voting power of 13,053,614 shares held by Assets Train and 1,135,096 shares held by Dynasty pursuant to an irrevocable voting agreement. Mr. Li’s business address is No. 8 Baoqun Road, Yaozhuang Industrial Park, Jiashan County, Zhejiang Province, PRC.

(3)	Consists of 5,684,195 shares held by Buoyant Wise Limited, or Buoyant, and 4,080,775 shares held by Dynasty. Descriptions of Mr. Wu’s relationship with Buoyant and Dynasty are as follows: Buoyant beneficially holds 5,684,195 of our shares. Buoyant is a company incorporated in the British Virgin Islands and its sole shareholder is Brilliant Chariot Limited. Brilliant Chariot Limited is a company incorporated in the British Virgin Islands and wholly owned by the WYC Family Trust, of which Mr. Wu is the settlor and to which Mr. Wu has all administration, voting and management power. The trustee of the WYC Family Trust is HSBC International Trustee Limited. Dynasty beneficially holds 5,215,871 of our shares. Dynasty is a company incorporated in the British Virgin Islands and its sole shareholder is Direct Manage Holdings Limited. Direct Manage Holdings Limited is a company incorporated in the British Virgin Islands and wholly owned by the DXJ Family Trust, of which Mr. Xiangjun Dong is the settlor and to which Mr. Dong has administration, voting and management power. The trustee of the DXJ Family Trust is HSBC International Trustee Limited. Dynasty has entered into an irrevocable voting agreement with Mr. Li and Mr. Wu with respect to our shares held by Dynasty. Mr. Wu holds sole voting power of 5,684,195 shares held by Buoyant and shared voting power of 4,080,775 shares held by Dynasty pursuant to an irrevocable voting agreement. Mr. Wu’s business address is No. 8 Baoqun Road, Yaozhuang Industrial Park, Jiashan County, Zhejiang Province, PRC.

(4)	Champion is a company incorporated in the British Virgin Islands and its sole shareholder is Chain Path Limited. Chain Path Limited is a company incorporated in the British Virgin Islands and wholly owned by the LXS Family Trust, of which Mr. Li is the settlor and to which Mr. Li has all administration, voting and management power. The trustee of the LXS Family Trust is HSBC International Trustee Limited. The address for Champion is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(5)	Assets Train is a company incorporated in the British Virgin Islands and its sole shareholder is Apex Level Limited. Apex Level Limited is a company incorporated in the British Virgin Islands and wholly owned by the LZM Family Trust, of which Mr. Zhengmin Lian is the settlor and to which Mr. Lian has administration, voting and management power. The trustee of the LZM Family Trust is HSBC International Trustee Limited. Assets Train has entered into an irrevocable voting agreement in respect to its entire holding of 13,053,614 shares with Mr. Li. The address for Assets Train is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. Mr. Lian’s business address is No. 8 Baoqun Road, Yaozhuang Industrial Park, Jiashan County, Zhejiang Province, 314117, China.

Our ADSs are traded on the NYSE and brokers or other nominees may hold ADSs in “street name” for customers who are the beneficial owners of the ADSs. As a result, we may not be aware of each person or group of affiliated persons who beneficially own more than 5.0% of our common stock.

As of March 31, 2014, 204,346,064 of our shares were issued, 203,367,464 of our shares were outstanding and 156,856,393 of our shares were held as ADSs by the depositary. As of March 31, 2014, other than the depositary, we had no record shareholders in the United States.

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

As of December 31, 2011, 2012 and 2013, amounts due from related parties were approximately $6.2 million, $10.8 million and $0.4 million, respectively. The amounts due from related parties included amounts receivable from rental to Zhejiang Yuhuan, and amounts receivable from the sales of goods to Jinko Solar Co., Ltd., or Jinko, and its subsidiaries, and Xinjiang Garson Co. Ltd. Zhejiang Yuhuan is a company controlled by Mr. Xianshou Li, our director and chief executive officer. Jinko is a company co-founded by the brothers of Mr. Xianshou Li and the directors of Jinko include the brothers of Xianshou Li. Xinjiang Garson Co. Ltd. is a non-controlling shareholder of ReneSola Keping Co., Ltd. Xinjiang Garson Co. Ltd. ceased to be our related party after we sold ReneSola Keping Co, Ltd. in March 2014.

As of December 31, 2011, 2012 and 2013, amounts due to related parties were approximately $4.9 million, $18.8 million and $9.2 million, respectively. The amounts due to related parties included accounts payable for the purchase of raw materials from Zhejiang Yaohui Photovoltaic Co. Ltd., Jinko and its subsidiaries and Jiashan Kaiwo Trading Co. Ltd. A director of our principal PRC subsidiary, ReneSola Zhejiang, is the general manager of Zhejiang Yaohui Photovoltaic Co. Ltd. Jiashan Kaiwo Trading Co. Ltd. is a company controlled by Xianshou Li.

For the years ended as of December 31, 2011, 2012 and 2013, our sale of goods to Jinko and its subsidiaries were $6.8 million, $59.5 million and $2.9 million, respectively, and our purchase of raw materials from Jinko and its subsidiaries were $4.5 million, $85.1 million and $18.3 million, respectively. For the same periods, our outsourced inventory to Jinko and subsidiaries was $nil million, $2.6 million and $nil million.

For the years ended as of December 31, 2011, 2012 and 2013, our purchase of raw materials from Zhejiang Yaohui Photovoltaic Co., Ltd. were $3.7 million, $7.2 million and $5.0 million, respectively.

ReneSola Zhejiang has entered into certain short-term and long-term loans with domestic banks that have been guaranteed by Mr. Xianshou Li, our director and chief executive officer, or jointly with his wife, Ms. Xiahe Lian. As of December 31, 2013, we had an aggregate of $ 202.4 million of outstanding borrowings that were guaranteed, directly or indirectly, by Mr. Xianshou Li and Ms. Xiahe Lian, including a guarantee provided jointly by Mr. Xianshou Li and Ms. Xiahe Lian in January 2009 for up to RMB900 million ($148.7 million) for our borrowings from China Construction Bank, Meishan Branch from January 2009 to January 2014.

In April 2007, ReneSola Zhejiang leased 24 apartments from Zhejiang Yuhuan for an aggregate rent of RMB36,000 ($5,947) per month. In October 2007, the parties entered into a written agreement to record the lease. In an agreement entered into in January 2009, the parties further clarified that this lease shall be a long-term agreement that will remain effective as long as none of the parties wish to terminate it. These leased apartments have been used as housing for ReneSola Zhejiang’s employees.

In June 2008, ReneSola Zhejiang lent RMB17 million ($2.8 million) to Zhejiang Yuhuan to repay its debts owed to Desheng Energy Co., Ltd. In August 2008, we received RMB14 million ($2.3 million) from Zhejiang Yuhuan. As of December 31, 2013, we offset our outstanding loans to Zhejiang Yuhuan in RMB1.7 million ($0.3 million) against the rents to be paid by us to Zhejiang Yuhuan.

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

Legal and Administrative Proceedings

We initiated arbitration proceedings against Linzhou Zhongsheng Steel and Linzhou Zhongsheng Semiconductor Silicon Material Co., Ltd., or Linzhou Zhongsheng Semiconductor, before China International Economic and Trade Arbitration Commission, or CIETAC, for an equity transfer dispute. We sold our 49% equity interest in Linzhou Zhongsheng Semiconductor to Linzhou Zhongsheng Steel in September 2008 at a total consideration of RMB200 million ($33.0 million). The share transfer agreement with Linzhou Zhongsheng Steel was amended in December 2008. The amended agreement stipulates that, of the total consideration of RMB200 million ($33.0 million), RMB40 million ($6.6 million) would be paid in cash, RMB4 million ($0.7 million) would be treated as credit for existing purchases of polysilicon and RMB156 million ($25.8 million) would be treated as prepayment, to either be used as a credit through a discount to spot market price against future delivery of polysilicon from the joint venture or be repaid in cash, at our discretion. However, Linzhou Zhongsheng Semiconductor stopped the delivery of polysilicon in early 2009 and continued to fail to fulfill its obligations. CIETAC rendered its final award in September 2011, requiring Linzhou Zhongsheng Steel to pay us the remaining equity transfer consideration in the amount of RMB137.3 million ($22.7 million). We have applied to the relevant court in China for enforcement of the arbitral award. However, based on a preliminary assessment of the results of the ongoing enforcement actions by the Chinese court authorities, we may not be able to recover all or substantially all, if any, of the amount due from Linzhou Zhongsheng Steel.

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

In addition, we are involved in several other legal proceedings. In June 2011, CEP Ltd., or CEP, one of our module customers, sued us in the High Court in Hong Kong for damages of €917,280 for breach of a sales contract. We denied CEP’s assertion and defended that the termination of the sales contract was due to CEP’s material breach of the sales contract by failure to provide a letter of credit in accordance with the sales contract. A pre-trial set in October 2013 and a five-day trial was set in December 2013 were held and we expect the court judgment in one or two months.

In December 2012, we received an unfavorable verdict from the Nanjing Supreme People’s Court in Nanjing, Jiangsu Province with respect to our litigation with one of our module customers, Nanjing Zhongdian New Energy Ltd, for material breach of the sales contract. As a result of this ruling, we recorded charges to other operating expense and a litigation of approximately $1.9 mill December 31, 2012.

In November 2013, Jiangsu Shuangliang Boiler Co., Ltd., or Jiangsu Shuangliang, one of our suppliers of polysilicon equipment, filed a case with Shanghai International Economic and Trade Arbitration Commission, against Sichuan ReneSola. The arbitration involved a payment for deoxidization furnaces we bought from Jiangsu Shuangliang of approximately RMB55.7 million ($9.2 million), and a penalty of approximately RMB6.7 million ($1.1 million); and Sichuan ReneSola then filed a case to counterclaim against Jiangsu Shuangliang for the compensation of approximately RMB31.6 million ($5.2 million) in relation to the water leaking problems arising with the deoxidization furnaces Jiangsu Shuangliang sold to us. The two disputes are still under arbitration process.

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

We are a limited liability holding company incorporated in the British Virgin Islands. We rely on dividends from ReneSola Zhejiang, our subsidiary in China, and any newly formed subsidiaries to fund the payment of dividends, if any, to our shareholders. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their retained profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our subsidiary in China is required to set aside a certain amount of its retained profits each year, if any, to fund certain statutory reserves. These reserves may not be distributed as cash dividends. Furthermore, when ReneSola Zhejiang or any newly formed subsidiary incurs debt on its own behalf, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. For example, according to certain short-term loan agreements between ReneSola Zhejiang and its banks, ReneSola Zhejiang is not permitted to pay dividends for any given year if it has no after-tax profit or if it has any principal or interest due in that year which has not been paid. In addition, pursuant to the new PRC Enterprise Income Tax Law and its Implementing Regulation, which became effective on January 1, 2008, a 10% withholding tax applies to dividends distributed to foreign investors out of the profits generated after January 1, 2008 unless any such non-Chinese enterprise’s tax residency jurisdiction has a tax treaty with China that provides for a different withholding arrangement. The British Virgin Islands, where our company was incorporated, does not have such a treaty with China. Thus, we expect that a 10% withholding tax will apply to dividends paid to the Company by its PRC subsidiaries if we are classified as a non-resident enterprise. We do not currently intend to declare dividends for the foreseeable future.

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

	Trading Price
	High	Low
	$	$
Quarterly Highs and Lows
First quarter of 2012	3.38	1.56
Second quarter of 2012	2.31	1.16
Third quarter of 2012	1.89	1.26
Fourth quarter of 2012	1.88	1.08
First quarter of 2013	2.85	1.36
Second quarter of 2013	2.99	1.25
Third quarter of 2013	5.97	2.20
Fourth quarter of 2013	6.00	2.69
First quarter of 2014	4.46	3.04

Annual and Monthly Highs and Lows
2008 (from January 29, 2008)	29.48	2.06
2009	7.90	2.02
2010	15.34	4.32
2011	13.25	1.45
2012	3.38	1.08
2013	6.00	1.25
October	6.00	4.05
November	5.20	4.12
December	4.61	2.69
2014
January	4.46	3.18
February	3.95	3.04
March	4.37	3.04
April (through April 22)	3.59	2.55

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We incorporate by reference into this annual report our amended and restated memorandum and articles of association filed as Exhibit 3.1 to our pre-effective amendment No. 2 to Form F-3 registration statement filed with the SEC on September 6, 2013 (File Number 333-189650).

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

Unissued Shares. Our unissued shares shall be at the disposal of the directors who may without prejudice to any rights previously conferred on the holders of any existing shares or class or series of shares offer, allot, grant options over or otherwise dispose of shares or other securities to such persons, at such times and upon such terms and conditions as we may by resolution of the directors determine. Before issuing shares for a consideration other than money, the directors shall pass a resolution stating the amount to be credited for the issue of the shares, their determination of the reasonable present cash value of the non-money consideration for the issue, and that, in their opinion, the present cash value of the non-money consideration for the issue is not less than the amount to be credited for the issue of the shares.

Voting Rights. Each share is entitled to one vote on all matters upon which the shares are entitled to vote. We are required by our memorandum and articles of association to hold an annual general meeting each year. Additionally, our directors may convene meetings of our shareholders at such times and in such manner and places within or outside the British Virgin Islands as the directors consider necessary or desirable. Upon the written request of shareholders holding 10% or more of the outstanding voting rights attaching to our shares the directors shall convene a meeting of shareholders. The director shall give not less than 14 days’ notice of a meeting of shareholders to those persons whose names at the close of business on a day to be determined by the directors appear as shareholders in our share register and are entitled to vote at the meeting.

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

Mandatory Tender Offer. Except with the consent of our board of directors, when (a) any person acquires our shares carrying 30% or more of the voting rights of our company, whether or not by a series of transactions over a period of time; or (b) any person holding at least 30% but not more than 50% of our voting rights acquires additional shares resulting in an increase in his percentage of the voting rights, such person is required to extend an offer to holders of all the issued shares in our company pursuant to our memorandum and articles of association. References to any person above include persons acting in concert with such person.

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

Liquidation. In the case of the distribution of assets by a voluntary liquidator on a winding-up of our company, subject to payment of, or to discharge of, all claims, debts, liabilities and obligations of our company any surplus assets shall then be distributed amongst the shareholders according to their rights and interests in our company according to our memorandum and articles of association. If the assets available for distribution to members shall be insufficient to pay the whole of the paid up capital, such assets shall be shared on a pro rata basis amongst members entitled to them by reference to the number of fully paid up shares held by such members respectively at the commencement of the winding up.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid at the specified time are subject to forfeiture.

Redemption of Shares. The Companies Law provides that subject to the memorandum and articles of association of a company, shareholders holding 90% or more of all the voting shares in a company, may instruct the directors to redeem the shares of the remaining shareholders. The directors shall be required to redeem the shares of the minority shareholders, whether or not the shares are by their terms redeemable. The directors must notify the minority shareholders in writing of the redemption price to be paid for the shares and the manner in which the redemption is to be effected. In the event that a minority shareholder objects to the redemption price to be paid and the parties are unable to agree to the redemption amount payable, the Companies Law sets out a mechanism whereby the shareholder and the company may each appoint an appraiser, who will together appoint a third appraiser and all three appraisers will have the power to determine the fair value of the shares to be compulsorily redeemed. Pursuant to the Companies Law, the determination of the three appraisers shall be binding on the company and the minority shareholder for all purposes.

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

Preferred Shares

Our company may from time to time amend and restate our memorandum and articles of association to create one or more classes or series of preferred shares. Pursuant to paragraph 12 of our memorandum of association, a shareholder resolution or a director resolution is currently required to amend the memorandum and articles of association, which shall take effect upon the registration of the amended and restated memorandum and articles of association by the Registrar of Corporate Affairs in the British Virgin Islands. Prior to any issuance of preferred shares, our board of directors may, acting by a resolution of directors, amend the memorandum of association to create one or more classes of preferred shares and authorize the registration of the amended and restated memorandum and articles of association by the Registrar of Corporate Affairs in the British Virgin Islands. Our board of directors may by a resolution of directors, determine the rights, privileges, restrictions and conditions attached to the preferred shares, including the designations, powers, preferences and relative, participating, optional and other rights, if any, and the qualifications, limitations and restrictions thereof, if any, including, without limitation, the number of shares constituting each such class or series, dividend rights, conversion rights, redemption privileges, voting powers, full or limited or no voting powers, and liquidation preferences, of each series that we may sell and to increase or decrease the size of any such class or series of preferred shares, but not below the number of any class or series of preferred shares then issued and outstanding plus the number of shares of such class reserved for issuance upon the exercise of outstanding options, rights or warrants or upon the conversion of any outstanding securities issued by our Company convertible into such class of shares. The rights conferred upon the holders of the shares of any class shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith or superior thereto. The amended and restated memorandum and articles of association providing for the establishment of any class or series of preferred shares may, to the extent permitted by law, provide that such class or series shall be superior to, rank equally with, or be junior to the shares of any other class or series already in issue.

Once the class of preferred shares has been created, preferred shares may then be issued at such times, to such persons, for such consideration and on such terms as our board of directors may by resolution determine.

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

British Virgin Islands Taxation

Under the present laws of the British Virgin Islands, there are no applicable taxes on the profits or income of the Company. There are no taxes on profits, income, nor is there any capital gains tax, estate duty or inheritance tax applicable to any shares held by non-residents of the British Virgin Islands. In addition, there is no stamp duty or similar duty on the issuance, transfer or redemption of the shares. Dividends remitted to the holders of shares resident outside the British Virgin Islands will not be subject to withholding tax in the British Virgin Islands. The Company is not subject to any exchange control regulations in the British Virgin Islands.

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

The British Virgin Islands is not a member of the European Union and not within the European Union fiscal territory, but the government of the United Kingdom had requested the Government of the British Virgin Islands to voluntarily apply the provisions of the EU Savings Tax Directive. In July 2011 the Government of the British Virgin Islands published The Mutual Legal Assistance (Tax Matters) (Automatic Exchange Information) Order, which changes the way in which the British Virgin Islands complies with the Directive. Pursuant to the Order the British Virgin Islands transitioned to the group of countries and territories that comply with the Directive through the automatic exchange of information on savings income with tax authorities in European Union Member States. The Order provides that as of January 1, 2012, British Virgin Islands’ based paying agents are no longer subject to, or able to rely on, the withholding tax option as a way of complying with the Directive. As such, British Virgin Islands’ institutions will now be obliged to disclose certain information to the British Virgin Islands International Tax Authority who will in turn comply with the information exchange policy under the Directive. This order will be most relevant to individuals who are resident of an European Union Member State and who maintain savings accounts with banks in the British Virgin Islands.

No stamp duty is payable in the British Virgin Islands in respect of instruments relating to transactions involving a company incorporated in the British Virgin Islands.

U. S. Federal Income Taxation

The following discussion describes material U.S. federal income tax consequences to U.S. Holders (as defined below) under current law of an investment in the ADSs or shares. This discussion applies only to U.S. Holders that hold the ADSs or shares as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States in effect as of the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The following discussion does not address the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks and other financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	traders that elect to use a mark-to-market method of accounting;

•	U.S. expatriates or entities covered by the U.S. anti-inversion rules;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding ADSs or shares as part of a straddle, hedging, conversion or integrated transaction;

•	persons holding ADSs or shares through a bank, financial institution or other entity, or a branch thereof, located, organized or resident outside the United States,

•	persons that actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock;

•	persons who acquired ADSs or shares pursuant to the exercise of any employee share option or otherwise as compensation; or

•	partnerships or other pass-through entities, or persons holding ADSs or shares through such entities.

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

Passive foreign investment company

Based on the market price of our ADSs, the value of our assets, and the composition of our income and assets, we do not believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2013. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the U.S. Internal Revenue Service will not take a contrary position. A non-U.S. corporation will be a PFIC for any taxable year if, applying certain look-through rules, either:

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

We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2014 or any future taxable year. Because the value of our assets for purposes of the asset test generally will be determined by reference to the market price of our ADSs or shares, fluctuations in the market price of the ADSs or shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC.

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

Information reporting and backup withholding

Dividend payments with respect to ADSs or shares and proceeds from the sale, exchange or other disposition of ADSs or shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding at a rate of 28%. Backup withholding will not apply, however, to a U.S. Holder that furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or that is otherwise exempt from backup withholding. U.S. Holders that are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information in a timely manner.

Additionally, certain U.S. Holders who are individuals generally are required to report our name, address and such information relating to an interest in the ADSs or shares as is necessary to identify the class or issue of which your ADSs or shares are a part. These requirements are subject to exceptions, including an exception for ADSs or shares held in accounts maintained by certain financial institutions and an exception applicable if the aggregate value of all “specified foreign financial assets” (as defined in the Code) does not exceed certain thresholds.

U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We have filed with the SEC registration statements on Form F-1 (File Numbers 333-148550 and 333-151315) and Form F-3 (File Number 333-189650) and prospectus and prospectus supplements under the Securities Act with respect to the shares represented by the ADSs, preferred shares and warrants. We also filed with the SEC related registration statements on Form F-6 (File Numbers 333-148559 and 333-162257) with respect to the ADSs. We also filed with the SEC registration statements on Form S-8 (File Numbers 333-153647 and 333-175479) with respect to our securities to be issued under our 2007 share incentive plan.

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

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, inflation as measured by the consumer price index in China was 5.4%, 2.6% and 2.6% in 2011, 2012 and 2013, respectively.

Foreign Exchange Risk

Our sales in China are denominated in Renminbi, and our export sales are generally denominated in U.S. dollars and other currencies. Our costs and capital expenditures are largely denominated in Renminbi and foreign currencies, including U.S. dollars, Euro and Japanese Yen. Fluctuations in currency exchange rates, particularly between the U.S. dollar and Renminbi and between the Euro and Renminbi, could have a significant impact on our financial condition and results of operations, affect our gross and operating profit margins, and result in foreign exchange and operating gains or losses. For example, as of December 31, 2012 and 2013, we held $216.8 million and $236.6 million in accounts receivable, respectively, some of which were denominated in U.S. dollars. Had we converted all of our accounts receivable as of either date into Renminbi at an exchange rate of RMB 6.0537 for $1.00, the exchange rate as of December 31, 2013, our accounts receivable would have been RMB1,312.4 million and RMB1,432.3 as of December 31, 2012 and 2013, respectively. Assuming that Renminbi appreciates by a rate of 10% to an exchange rate of RMB5.5034, we would record a loss in the fair value of our accounts receivable in Renminbi terms. A 10% appreciation of Renminbi would result in our holding Renminbi equivalents of RMB1,193.1 million and RMB1,302.1 million in accounts receivable as of December 31, 2012 and 2013, respectively. These amounts would therefore reflect a theoretical loss of RMB119.3 million and RMB130.2 million for our accounts receivable as of December 31, 2012 and 2013, respectively. This calculation model is based on multiplying our accounts receivable, which are held in U.S. dollars, by a smaller Renminbi equivalent amount resulting from an appreciation of Renminbi. This calculation model does not take into account optionality nor does it take into account the use of financial instruments.

We incurred foreign currency exchange gain of approximately $6.6 million, a gain of approximately $1.4 million and losses of approximately $0.4 million in 2011, 2012, and 2013 respectively. Our risk management strategy includes the use of derivative and non-derivative financial instruments as hedges of foreign currency exchange risk, whenever management determines their use to be reasonable and practical. This strategy does not permit the use of derivative financial instruments for trading purposes, nor does it allow for speculation. The purpose of our foreign currency derivative activities is to protect us from the risk that the U.S. dollar net cash flows resulting from forecasted foreign currency-denominated transactions will be negatively affected by changes in exchange rates. We use foreign currency forward exchange contracts to offset changes in the amount of future cash flows associated with certain third-party sales expected to occur within the next two years. Gains or losses on those contracts are recognized in other income in the consolidated income statements. The recognition of gains or losses resulting from changes in the values of those derivative instruments is based on the use of each derivative instrument. We had net loss of $0.1 million and net gain of $0.6 million on derivative instruments from foreign currency forward exchange contracts in 2012 and 2013, respectively.

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

	As of December 31,
	2011	2012	2013
	(in thousands)
100 basis point increase
Increase in loss and decrease in equity	$8,272	$9,018	$8,542

A 100 basis point decrease would have had the equal but opposite effect to the amounts shown above, assuming all other variables remain constant.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Fees and Charges Our ADS Holders May Have to Pay

Our American depositary shares, each of which represents two shares, are listed on the NYSE. The Bank of New York Mellon is the depositary of our ADS program and its principal executive office is situated at One Wall Street, New York, New York 10286. The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deductions from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Persons depositing or withdrawing shares
or holders of ADSs must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

•     Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

•     Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.02 (or less) per ADS	• Any cash distribution to ADS registered holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities that are distributed by the depositary to ADS registered holders

$.02 (or less) per ADSs per calendar year	• Depositary services

Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) • Converting foreign currency to U.S. dollars

Persons depositing or withdrawing shares
or holders of ADSs must pay:	For:

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for expenses we incur that are related to the administration and maintenance of our ADS facility including, but not limited to, investor relations expenses, the annual NYSE listing fees, ADS offering expenses or any other program related expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. The annual reimbursement is also conditioned on certain requirements and criteria and will be adjusted proportionately to the extent such requirements or criteria are not met. For 2013, the depositary waived a total of $55,022.97 for the standard costs associated with the maintenance and administration of the ADR program.

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

In September 2013, we completed a registered direct offering of 15,000,000 ADSs on NYSE, representing 30,000,000 of our shares, and warrants to purchase up to 10,500,000 additional shares, representing 35% of warrant coverage in the offering, at approximate $70 million before exercise of warrants. We received net proceeds of approximately $65.9 million (excluding proceeds from the exercise of warrants) based on the public offering price of $4.67 per ADS and warrants for 35% of an ADS.  The warrant has an initial exercise price of $3.02 per share (or $6.04 per ADS).  The warrants are exercisable immediately and will expire four years from the date of issuance. From September 9, 2013, the effective date of our registration statement on Form F-3 (Registration No. 333-189650) for the offering, to December 31, 2013, we used the net proceeds from our offering as follows:

•	approximately $20 million to optimize our polysilicon facility; and

•	approximately $45.9 million to supplement our working capital.

Roth Capital Partners, LLC was our exclusive placement agent in the registered direct offering. None of the net proceeds from our registered direct offering were paid directly or indirectly to directors or officers of our company or their associates, persons owning 10% or more of our equity securities or our affiliates.

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

Our management, including our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Exchange Act, at December 31, 2012. Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures required by paragraph (b) of Rules 13a-15(b) or 15d-15(b) were effective as of December 31, 2013.

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

Our management performed an assessment of the effectiveness of our internal control over financial reporting at December 31, 2013, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in “Internal Control-Integrated Framework (1992)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. The objective of this assessment was to determine whether our internal control over financial reporting was effective at December 31, 2013. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2013.

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, Deloitte Touche Tohmatsu Certified Public Accountants LLP, formerly known as Deloitte Touche Tohmatsu CPA Ltd., who has also audited our consolidated financial statements for the year ended December 31, 2013, has audited the effectiveness of our internal control over financial reporting as of December 31, 2013, as stated in its report, which appears on page F-3 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

There have not been any changes in our internal control over financial reporting that occurred during the year ended December 31, 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	For the Year Ended December 31,
	2011	2012	2013
	(in thousands)
Audit fees(1)	$1,250	$1,110	$1,464
Audit-related fees(2)	65	56	26
Tax fees	85	76	19

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements and the review of our comparative interim financial statements.

(2)	“Audit related fees” represents aggregate fees billed for professional services rendered by our independent registered public accounting firm for the assurance and related services rendered in connection with our filing of Form F-3.

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

In August 2011, our board of directors authorized a share repurchase program under which ReneSola may repurchase up to $100 million in aggregate value of its outstanding shares during a six-month period ended February 20, 2012 on the open market or in privately negotiated transactions. We repurchased an aggregate of 645,424 ADSs, representing 1,290,848 shares, on the open market for a total cash consideration of $1.9 million in 2011, which were cancelled as of February 29, 2012. We did not repurchase any ADSs in 2012 or 2013.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18	FINANCIAL STATEMENTS

The consolidated financial statements of ReneSola Ltd are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document
1.1	Memorandum and Articles of Association, as amended (incorporated by reference to Exhibit 3.1 of our pre-effective amendment No. 2 to Form F-3 registration statement filed with the Securities and Exchange Commission on September 6, 2013)

2.1	Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 1 from our post-effective amendment No. 1 to Form F-6 registration statement (File No. 333-162257), as amended, initially filed with the Commission on August 24, 2011)

2.2	Registrant’s Specimen Certificate for Shares (incorporated by reference to Exhibit 4.2 from our Form F-1 registration statement (File No. 333-151315) filed with the Commission on May 30, 2008)

2.3	Form of Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated by reference to Exhibit 1 from our post-effective amendment No. 1 to the Form F-6 registration statement (File No. 333-162257) filed with the Commission on August 24, 2011)

2.4	Rights Agreement dated as of August 22, 2011 between the Registrant and The Bank of New York Mellon, as Rights Agent (incorporated by reference to Exhibit 4.1 of the Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on August 22, 2011)

Exhibit Number	Description of Document
2.5	Standstill Agreement dated as of August 22, 2011 between the Registrant and Xianshou Li (incorporated by reference to Exhibit 4.2 of the Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on August 22, 2011)

4.1	2007 Share Incentive Plan, amended and restated as of August 20, 2010 (incorporated by reference to Exhibit 4.1 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 8, 2011)

4.2	Form of Indemnification Agreement with the Registrant’s Directors (incorporated by reference to Exhibit 10.2 from our Form F-1 registration statement (File No. 333-151315) filed with the Commission on May 30, 2008)

4.3	Service Agreement among the Registrant, ReneSola Zhejiang Ltd. (formerly known as Zhejiang Yuhui Solar Energy Source Co., Ltd.) and Xianshou Li dated as of May 22, 2006 (incorporated by reference to Exhibit 10.3 from our Form F-1 registration statement (File No. 333-151315) filed with the Commission on May 30, 2008)

4.4	English Translation of Employment Contract between ReneSola Zhejiang Ltd. (formerly known as Zhejiang Yuhui Solar Energy Source Co., Ltd.) and Henry Wang dated as of January 4, 2010 (incorporated by reference to Exhibit 4.32 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 7, 2010)

4.5	Letter of Appointment between ReneSola Singapore Pte Ltd. and Sung-Te (Stephen) Huang dated as of April 1, 2013 (incorporated by reference to Exhibit 4.6 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 26, 2013)

4.6	English Translation of Employment Contract between Renesola Deutschland Gmbh and Jijun Shi effective as of February 1, 2012 (incorporated by reference to Exhibit 4.13 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 27, 2012)

4.7	Employment Contract between the ReneSola America Inc. and Kevin Chen effective as of February 27, 2012 (incorporated by reference to Exhibit 4.14 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 27, 2012)

4.8*	Employment Contract between ReneSola Singapore Pte Ltd and Jason Wu dated as of February 17, 2014

4.9*	English Translation of Employment Contract between ReneSola Zhejiang Ltd. (formerly known as Zhejiang Yuhui Solar Energy Source Co., Ltd.) and Shelley Xu dated as of June 2, 2013

4.10	English Translation of Employment Contract between ReneSola Jiangsu Ltd. (formerly known as Wuxi Jiacheng Solar Energy Technology Co., Ltd.) and Jiabing Chen dated as of June 2, 2010 (incorporated by reference to Exhibit 4.14 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 26, 2013)

4.11*	English Translation of Employment Contract between ReneSola Jiangsu Ltd. and Nick Li dated as of June 25, 2013

4.12	English Translation of Employment Contract between ReneSola Zhejiang Ltd. (formerly known as Zhejiang Yuhui Solar Energy Source Co., Ltd.) and John Ding dated as of August 27, 2009 (incorporated by reference to Exhibit 4.7 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 8, 2011)

Exhibit Number	Description of Document
4.13	English Translation of Employment Contract between ReneSola Zhejiang Ltd. (formerly known as Zhejiang Yuhui Solar Energy Source Co., Ltd.) and Wei Fang dated as of June 2012 (incorporated by reference to Exhibit 4.13 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 26, 2013)

4.14*	English Translation of Employment Contract between ReneSola Zhejiang Ltd. (formerly known as Zhejiang Yuhui Solar Energy Source Co., Ltd.) and Meisie Jiang dated as of March 19, 2012

4.15*	English Translation of Employment Contract between ReneSola Zhejiang Ltd. (formerly known as Zhejiang Yuhui Solar Energy Source Co., Ltd.) and Maggie Ma dated as of February 22, 2014

4.16	English Translation of Employment Contract between ReneSola Zhejiang Ltd. (formerly known as Zhejiang Yuhui Solar Energy Source Co., Ltd.) and Xiahe Lian dated as of May 10, 2011 (incorporated by reference to Exhibit 4.10 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 26, 2013)

4.17	English Translation of Loan Agreement between Sichuan ReneSola Silicon Material Co., Ltd. and China Construction Bank dated as of January 24, 2009 (incorporated by reference to Exhibit 4.26 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 10, 2009)

4.18	English Translation of Guarantee Contract among China Construction Bank, Xiahe Lian and Xianshou Li date as of January 24, 2009 (incorporated by reference to Exhibit 4.27 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 10, 2009)

4.19	English Translation of Supplemental Agreement to Guarantee Contract among China Construction Bank, Xiahe Lian and Xianshou Li date as of February 29, 2012 (incorporated by reference to Exhibit 4.21 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 27, 2012)

4.20	English Translation of Lease Agreement between Zhejiang Yuhuan and ReneSola Zhejiang Ltd. (formerly known as Zhejiang Yuhui Solar Energy Source Co., Ltd.) dated January 1, 2009 (incorporated by reference to Exhibit 4.30 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 7, 2010)

4.21	Form of Warrant to Purchase Shares represented by American Depositary Shares (incorporated by reference to Exhibit 4.1 of the Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on September 12, 2013)

4.22	Form of Securities Purchase Agreement dated September 11, 2013 (incorporated by reference to Exhibit 10.1 of the Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on September 12, 2013)

4.23	Form of Placement Agent Agreement dated September 11, 2013 (incorporated by reference to Exhibit 10.2 of the Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on September 12, 2013)

8.1*	Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our Form F-1 registration statement (File No. 333-151315) filed with the Commission on May 30, 2008)

Exhibit Number	Description of Document
12.1*	CEO Certification, pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification, pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Harney Westwood & Riegels LLP

15.2*	Consent of Haiwen & Partners

15.3*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

101***	Financial information from the Registrant for the year ended December 31, 2013 formatted in eXtensible Business Reporting Language (XBRL):

(i) Consolidated Balance Sheets as of December 31, 2012 and 2013; (ii) Consolidated Income Statements for the Years Ended December 31, 2011, 2012 and 2013; (iii) Consolidated Statements of Comprehensive Income (Loss) for the Years Ended December 31, 2011, 2012 and 2013; (iv) Consolidated Statements of Changes in Equity for the Years Ended 31, 2011, 2012 and 2013; (v) Consolidated Statements of Cash Flows for the Years Ended December 31, 2011, 2012 and 2013; (vi) Notes to the Consolidated Financial Statements; and (vii) Schedule I—ReneSola Ltd Condensed Financial Statements

*	Filed with this annual report on Form 20-F.

**	Furnished with this annual report on Form 20-F.

***	XBRL-related documents are not deemed filed for purposes of section 11 of the Securities Act, or section 18 of the Exchange Act, or otherwise subject to the liabilities of these sections; are not part of any registration statement to which they relate; are not deemed incorporated by reference; are subject to all other liability and anti-fraud provisions of these Act; and are deemed filed for purposes of Item 103 of Regulation S-T.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RENESOLA LTD

	By:	/s/ Xianshou Li
Name: Xianshou Li
Title:Director and Chief Executive Officer

Date: April 25, 2014

[Signature Page to 20-F]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ReneSola Ltd:

We have audited the accompanying consolidated balance sheets of ReneSola Ltd and subsidiaries (the “Company”) as of December 31, 2012 and 2013, and the related consolidated income statements, comprehensive income (loss) statements, statements of changes in equity, and cash flows for each of the three years in the period ended December 31, 2013 and the related financial statement schedule included in Schedule I. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of ReneSola Ltd and subsidiaries as of December 31, 2012 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 25, 2014 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/   Deloitte Touche Tohmatsu Certified Public Accountants LLP

Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 25, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ReneSola Ltd:

We have audited the internal control over financial reporting of ReneSola Ltd and subsidiaries (the “Company”) as of December 31, 2013, based on the criteria established in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and the related financial statement schedule as of and for the year ended December 31, 2013 of the Company and our report dated April 25, 2014 expressed an unqualified opinion on those financial statements and financial statement schedule.

/s/   Deloitte Touche Tohmatsu Certified Public Accountants LLP

Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 25, 2014

RENESOLA LTD

CONSOLIDATED BALANCE SHEETS

(Amounts expressed in U.S. dollars)

	As of December 31,
	2012	2013
ASSETS
Current assets:
Cash and cash equivalents	$93,283,283	$86,772,678
Restricted cash	174,828,196	262,127,268
Accounts receivable, net of allowances for doubtful accounts of $1,821,755 and $4,869,942 as of December 31, 2012 and 2013, respectively	216,834,635	236,575,821
Inventories	254,879,734	359,577,034
Advances to suppliers-current	23,614,491	14,210,115
Amounts due from related parties	10,804,490	408,407
Value added tax recoverable	34,961,895	30,112,796
Income tax recoverable	2,752,861	2,666,716
Prepaid expenses and other current assets	32,798,941	50,031,054
Project assets	25,802,499	34,172,879
Deferred convertible notes issuance costs-current	784,456	784,456
Assets held-for-sale	-	122,638,391
Derivative assets	660,463	1,502,578
Deferred tax assets-current, net	1,773,471	5,218,300

Total current assets	873,779,415	1,206,798,493

Property, plant and equipment, net	1,102,562,325	863,093,184
Prepaid land use right, net	49,936,839	44,995,633
Deferred tax assets-non-current, net	13,529,981	13,658,926
Deferred convertible notes issuance costs-non-current	1,725,755	941,300
Advances for purchases of property, plant and equipment	8,317,188	2,214,265
Advances to suppliers-non-current	5,928,000	5,627,400
Other long-lived assets	2,545,508	2,421,476

Total assets	$2,058,325,011	$2,139,750,677

See notes to consolidated financial statements.

RENESOLA LTD

CONSOLIDATED BALANCE SHEETS-(Continued)

(Amounts expressed in U.S. dollars)

	As of December 31,
	2012	2013
LIABILITIES AND SHAREHOLERS' EQUITY
Current liabilities:
Short-term borrowings	$733,618,423	$673,096,148
Accounts payable	483,024,820	656,242,907
Advances from customers-current	40,384,298	99,499,295
Amounts due to related parties	18,825,549	9,209,779
Other current liabilities	162,736,783	159,377,349
Income tax payable	2,552,000	5,305,606
Deferred tax liabilities	112,391	-
Derivative liabilities	975,053	1,463,252
Liabilities held for sale	-	99,433,656
Warrant liability	-	9,345,000
Total current liabilities	1,442,229,317	1,712,972,992

Convertible notes payable-non-current	111,616,000	111,616,000
Long-term borrowings	56,580,128	69,489,079
Advances from customers-non-current	32,271,101	8,153,769
Warranty	10,316,650	20,612,293
Deferred subsidies and other	29,894,222	46,733,186
Other long-term liabilities	11,014,108	1,156,814
Total liabilities	1,693,921,526	1,970,734,133

Commitments and contingencies (see Note 18)
Shareholders' equity
Common shares (no par value; 500,000,000 shares authorized at December 31, 2012 and 2013; 173,346,064 shares issued and 172,773,664 shares outstanding at December 31, 2012; 204,346,064 shares issued and 203,367,464 shares outstanding at December 31, 2013)	421,460,573	475,816,214
Additional paid-in capital	5,250,487	5,949,778
Accumulated loss	(137,656,215)	(396,571,754)
Accumulated other comprehensive income	74,836,221	83,613,660
Total equity attributable to ReneSola Ltd	363,891,066	168,807,898
Noncontrolling interest	512,419	208,646
Total equity	364,403,485	169,016,544
Total liabilities and equity	$2,058,325,011	$2,139,750,677

RENESOLA LTD

CONSOLIDATED INCOME STATEMENTS

(Amounts expressed in U.S. dollars, except number of shares and per share data)

	Years ended December 31,
	2011	2012	2013
Net revenues:
Product sales	$912,809,125	$968,465,125	$1,518,411,235
Product sales – related party	6,757,761	63,656,237	3,140,734
Processing services	72,470,242	666,771	1,223,637
Total net revenues	985,279,367	969,131,896	1,519,634,872

Cost of revenues:
Product sales	841,325,640	1,004,098,750	1,415,662,022
Product sales – related party	6,657,392	68,278,711	3,578,013
Processing services	47,900,583	726,803	709,883
Total cost of revenues	889,226,223	1,004,825,553	1,416,371,905
Gross profit (loss)	96,053,144	(35,693,657)	103,262,967

Operating expenses (income):
Sales and marketing	17,232,686	33,646,350	65,752,530
General and administrative	38,549,922	50,881,639	55,632,109
Research and development	47,055,271	44,101,917	46,452,032
Other operating income	(18,327,201)	(1,655,426)	(45,885,044)
Impairment of long-lived assets	-	6,437,716	202,756,739
Goodwill impairment	-	6,160,545	-
Intangible asset impairment	-	3,764,464	-
Total operating expenses	84,510,678	143,337,205	324,708,366
Income (loss) from operations	11,542,466	(179,030,862)	(221,445,399)

Non-operating expenses (income):
Interest income	(7,862,339)	(7,118,250)	(8,443,153)
Interest expense	37,190,296	50,628,707	52,108,491
Foreign exchange (gains) losses	(6,612,305)	(1,385,622)	367,936
Losses(gains) on derivatives, net	15,296,530	53,945	(633,964)
Investment loss	193,408	-	-
Gains on repurchase of convertible notes	(28,349,939)	-	-
Other-than-temporary impairment loss on available-for- sale investment	6,207,119	-	-
Fair value change of warrant liability	-	-	(3,202,500)
Loss before income tax, noncontrolling interests	(4,520,304)	(221,209,642)	(261,642,209)
Income tax benefit(expense)	4,851,479	(21,352,490)	2,722,715
Net income (loss)	331,175	(242,562,132)	(258,919,494)
Less: net loss attributed to noncontrolling interests	(1,789)	(46,593)	(3,955)
Net income (loss) attributed to ReneSola Ltd	$332,964	$(242,515,539)	$(258,915,539)

Earnings (loss) per share
Basic	$0.00	$(1.40)	$(1.42)
Diluted	$0.00	$(1.40)	$(1.42)
Weighted average number of shares used in computing earnings per share
Basic	173,496,901	172,671,369	182,167,908
Diluted	173,870,162	172,671,369	182,167,908

See notes to consolidated financial statements

RENESOLA LTD

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Amounts expressed in U.S. dollars)

	Year ended December 31,
	2011	2012	2013
Net income (loss)	$331,175	$(242,562,132)	$(258,919,494)
Other comprehensive income:
Foreign currency translation adjustment	32,421,826	3,190,413	8,777,439
Reclassification adjustment for loss included in net income	3,043,258	-	-
Other comprehensive income	35,465,084	3,190,413	8,777,439

Comprehensive income (loss)	35,796,259	(239,371,719)	(250,142,055)
Less: comprehensive loss attributable to non-controlling interest	(1,789)	(46,593)	(3,955)
Comprehensive income (loss) attributable to ReneSola Ltd	$35,798,048	$(239,325,126)	$(250,138,100)

See notes to consolidated financial statements

RENESOLA LTD

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amount expressed in U.S. dollars, except number of shares)

	Common shares		Treasury	Additional paid-in	Retained earnings (accumulated	Accumulated other comprehensive	Equity (Deficit) attributable to	Non controlling	Total Equity
	Shares	Amount	stock	capital	deficit)	income	ReneSola Ltd	interest	(Deficit)

Balance at January 1, 2011	173,846,412	$422,039,086	$-	$19,857,905	$108,386,781	$36,180,724	$586,464,496	$-	$586,464,496
Net income (loss)	-	-	-	-	332,964	-	332,964	(1,789)	331,175
Other comprehensive income , net of tax						35,465,084	35,465,084	-	35,465,084
Share exercised by employees	58,100	274,762	-	(126,018)	-	-	148,744	-	148,744
Share-based compensation	-	-	-	4,359,540	-	-	4,359,540	-	4,359,540
Capped call transaction	-	-	-	(19,980,578)	(3,860,421)	-	(23,840,999)	-	(23,840,999)
Repurchase of common shares	(1,290,848)	-	(1,943,822)	-	-	-	(1,943,822)	-	(1,943,822)
Capital contribution from noncontrolling interest	-	-	-	-	-	-	-	157,238	157,238
Balance at December 31, 2011	172,613,664	$422,313,848	$(1,943,822)	$4,110,849	$104,859,324	$71,645,808	$600,986,007	$155,449	$601,141,456

Net loss	-	-	-	-	(242,515,539)	-	(242,515,539)	(46,593)	(242,562,132)
Other comprehensive income , net of tax	-	-	-	-	-	3,190,413	3,190,413	-	3,190,413
Share-based compensation	-	-	-	2,221,406	-	-	2,221,406	-	2,221,406
Share exercised by employee	160,000	1,081,768	-	(1,081,768)	-	-	-	-	-
Issue cost refund	-	8,779	-	-	-	-	8,779	-	8,779
Cancellation of ADSs	-	(1,943,822)	1,943,822	-	-	-	-	-	-
Capital contribution from noncontrolling interest	-	-	-	-	-	-	-	403,563	403,563
Balance at December 31, 2012	172,773,664	$421,460,573	$-	$5,250,487	$(137,656,215)	$74,836,221	$363,891,066	$512,419	$364,403,485

Net loss	-	-	-	-	(258,915,539)	-	(258,915,539)	(3,955)	(258,919,494)
Other comprehensive income , net of tax	-	-	-	-	-	8,777,439	8,777,439	-	8,777,439
Share-based compensation	-	-	-	1,626,560	-	-	1,626,560	-	1,626,560
Share exercised by employee	593,800	1,405,098	-	(927,269)	-	-	477,829	-	477,829
Issuance of ordinary shares (net of issuance cost of $4,551,958)	30,000,000	52,950,543	-	-	-	-	52,950,543	-	52,950,543
Repurchase from noncontrolling interest	-	-	-	-	-	-	--	(299,818)	(299,818)
Balance at December 31, 2013	203,367,464	$475,816,214	$-	$5,949,778	$(396,571,754)	$83,613,660	$168,807,898	$208,646	$169,016,544

See notes to consolidated financial statements

RENESOLA LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts expressed in U.S. dollars)

	Years ended December 31,
	2011	2012	2013
Operating activities:
Net income (loss)	$331,175	$(242,562,132)	$(258,919,494)
Adjustment to reconcile net income(loss) to net cash provided by (used in) operating activities:
Impairment of long-lived assets	-	6,437,716	202,756,739
Inventory write-down	48,992,463	59,313,129	740,087
Impairment of Intangible assets	-	3,764,464	-
Impairment of goodwill	-	6,160,545	-
Investment Loss	193,408	-	-
Other-than-temporary impairment loss on available-for-sale investment	6,207,119	-	-
Depreciation	82,730,940	93,501,714	112,894,150
Amortization of deferred convertible notes issuance costs and premium	881,172	784,456	784,456
(Reversal) allowance of doubtful receivables , advance to suppliers and prepayment for purchases of property, plant and equipment	(1,374,668)	852,278	3,658,491
Losses(gains) on derivatives	15,296,530	53,945	(633,964)
Share-based compensation	4,359,540	2,221,406	1,626,560
Loss on disposal of long-lived assets	558,236	935,293	631,567
Gains on early extinguishment of debt	(28,349,939)	-	-
Customer advance forfeited	-	-	(34,706,867)
Provision for litigation	-	2,046,088	(4,017,232)
Provision (reversal) for firm purchase commitment	3,940,000	(3,930,701)	-
Gain on disposal of land use right	-	-	(4,693,760)
Fair value change of warrant liability	-	-	(3,202,500)
Changes in assets and liabilities:
Accounts receivable	(79,455,716)	(98,241,588)	(25,362,053)
Inventories	(24,250,952)	(157,339,323)	(97,019,340)
Advances to suppliers	7,195,626	4,473,538	10,145,556
Amounts due from related parties	(887,983)	9,377,921	476,787
Value added tax recoverable	4,274,222	7,233,773	(7,841,886)
Prepaid expenses and other current assets	(954,257)	(4,774,851)	9,726,118
Prepaid land use right	(5,055,881)	766,720	8,207,466
Cash received from government subsidy	1,835,979	-	-
Accounts payable	4,559,739	243,304,231	156,692,295
Advances from customers	(27,024,836)	(33,633,577)	67,651,345
Income tax payables	(16,303,466)	3,658,106	2,869,657
Other current liabilities	(13,293,043)	3,920,605	3,877,495
Other long-term liabilities	4,680,589	(983,066)	(8,689,735)
Accrued warranty cost	3,614,235	(2,617,314)	9,842,133
Deferred tax assets	(14,758,528)	22,441,178	(3,832,046)
Project assets	-	(21,895,840)	(25,100,741)
Net cash (used in) provided by operating activities	(22,058,296)	(94,731,286)	118,561,284

RENESOLA LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS-(Continued)

(Amounts expressed in U.S. dollars)

	Years ended December 31,
	2011	2012	2013
Investing activities:
Purchases of property, plant and equipment	(132,826,861)	(113,533,942)	(90,139,831)
Advances for purchases of property, plant and equipment	(19,892,328)	(22,886,958)	(36,098,206)
Purchases of other long-lived assets	(239,252)	-	-
Cash received from government subsidy	5,296,379	1,458,283	16,819,424
Proceeds from disposal of property, plant and equipment	155,157	187,484	442,134
Purchase of investment securities	-	(759,322)	-
Changes in restricted cash	(22,454,812)	(114,452,748)	(80,916,131)
Cash consideration for acquisition, net of cash received	(1,172,824)	-	-
Net cash (paid) received on settlement of derivatives	(6,331,995)	768,666	290,341
Net cash used in investing activities	(177,466,536)	(249,218,537)	(189,602,269)
Financing activities:
Proceeds from bank borrowings	898,775,862	1,115,846,764	1,452,032,406
Repayment of bank borrowings	(735,173,471)	(1,056,351,424)	(1,450,351,941)
Cash paid for issuance costs	(7,154,772)	-	(4,551,958)
Issuance cost refund	-	8,779	-
Proceeds from exercise of stock options	148,744	-	477,829
Cash paid for repurchase of convertible notes	(57,055,127)	-	-
Cash paid for repurchase of common shares	(1,943,822)	-	-
Proceeds from issuance of convertible notes	200,000,000	-	-
Proceeds from issuance of common shares and detachable warrant	-	-	70,050,000
Purchase of capped call transaction	(23,840,999)	-	-
Contribution (repurchase) from noncontrolling interests	157,238	403,563	(36,244)
Net cash provided by financing activities	273,913,653	59,907,682	67,620,092
Effect of exchange rate changes	13,948,626	(1,713,692)	(3,089,712)
Net increase (decrease) in cash and cash equivalents	88,337,447	(285,755,833)	(6,510,605)
Cash and cash equivalents, beginning of year	290,701,669	379,039,116	93,283,283
Cash and cash equivalents, end of year	$379,039,116	$93,283,283	$86,772,678
Supplemental schedule of non-cash transactions
Payables for purchase of property, plant and equipment	$84,832,129	$44,761,843	$12,932,775
Banknotes, included in accounts receivable, used to purchase equipment	$37,704,054	$12,229,398	$18,238,523
Supplemental disclosure of cash flow information
Interest paid	$38,742,727	$55,147,312	$52,566,232
Income tax paid (return)	$28,049,551	$(5,895,538)	$(1,343,124)

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

The following table lists all subsidiaries of the Company as of December 31, 2013:

Subsidiaries	Date of acquisition	Date of incorporation	Place of incorporation	Percentage of ownership
ReneSola Zhejiang Co., Ltd. (“ReneSola Zhejiang”)	N/A	August 7, 2003	People’s Republic of China (“PRC”)	100%
ReneSola America Inc. (“ReneSola America”)	N/A	November 12, 2006	United States of America	100%
ReneSola Singapore Pte Ltd. (“ReneSola Singapore”)	N/A	March 28, 2007	Singapore	100%
Sichuan ReneSola Silicon Material Co., Ltd. (“Sichuan ReneSola”)*	N/A	August 25, 2007	PRC	100%
ReneSola Jiangsu Ltd. (“ReneSola Jiangsu”)	May 31, 2009	November 8, 2005	PRC	100%
Zhejiang ReneSola Photovoltaic Materials Co., Ltd. (“Zhejiang ReneSola PV Materials”)	N/A	April 30, 2010	PRC	100%
Sichuan Ruiyu Photovoltaic Materials Co., Ltd. (“Sichuan Ruiyu”)	N/A	August 24, 2010	PRC	100%
Sichuan Ruixin Photovoltaic Materials Co., Ltd. (“Sichuan Ruixin”)	N/A	November 23, 2010	PRC	100%
ReneSola Zhejiang Energy-Saving Technology Co., Ltd. (“Energy-Saving Technology”)	N/A	June 1, 2011	PRC	100%
Sichuan SiLiDe Composite Materials Co., Ltd. (“Sichuan SiLiDe”)	N/A	July 11, 2011	PRC	100%
Qinghai Yuhui New Energy Co., Ltd. (“Qinghai Yuhui”)	N/A	August 30, 2011	PRC	100%
ReneSola Deutschland GmbH (“Renesola Germany”)	N/A	September 26, 2011	Germany	100%
Sichuan OuRuida Science Park Co., Ltd. (“Sichuan OuRuida”)	N/A	October 27, 2011	PRC	100%
Zhejiang Ruixu Investment Co. Ltd. (“Zhengjiang Ruixu)	N/A	January 19, 2012	PRC	100%
Beijing Xuyuan Solar Energy Technology Co. , Ltd. (“Beijing Xuyuan”)	N/A	February 10, 2012	PRC	100%
ReneSola New Energy S.A.R.L (“ReneSola New Energy”)	N/A	March 28, 2012	Luxemburg	100%
NOVE ECO ENERGY EOOD (“NOVE”)	April 9, 2012	November 4, 2009	Bulgaria	100%
MG SOLAR SYSTEMS EOOD (“MG”)	April 9, 2012	October 27, 2009	Bulgaria	100%
ReneSola Zhejiang Carbon Fiber Material Co., Ltd. (“Carbon Fiber”)	N/A	June 5, 2012	PRC	94%
Tekesi Yuhui Solar Energy Development Co., Ltd. (“Tekesi”)	N/A	July 25, 2012	PRC	100%
ReneSola Zhejiang Solar New Energy Academe (“Zhejiang Academe”)	N/A	July 27, 2012	PRC	100%
ReneSola Australia PTY LTD (“ReneSola Australia”)	N/A	July 30, 2012	Australia	100%
ReneSola Japan Ltd. (“ReneSola Japan”)	N/A	July 9, 2012	Japan	100%
Suibin Yuhui Solar Energy Power Co., Ltd (“Suibin”)	N/A	August 24, 2012	PRC	100%
Renesola Keping Co., Ltd (“Keping”)	N/A	September 1, 2012	PRC	99%

Subsidiaries	Date of acquisition	Date of incorporation	Place of incorporation	Percentage of ownership
LUCAS EST S.R.L (“LUCAS”).	September 13, 2012	December 17, 2008	Romania	100%
ECOSFER ENERGY S.R. L (“ECOSFER”).	September 26, 2012	November 17, 2011	Romania	100%
Renesola India Private Limited (“ReneSola India”)	N/A	November 22, 2012	India	100%
Lucas Est Korea Co., Ltd (“Lucas Korea”)	N/A	March 12, 2013	Korea	100%
Ecosfer Energy Korea Co., Ltd (“Ecosfer Korea”)	N/A	March 12, 2013	Korea	100%
Renesola UK Limited (“ReneSola UK”)	N/A	April 11, 2013	UK	100%
Renesola Shanghai Ltd (“ReneSola Shanghai”)	N/A	May 30, 2013	PRC	100%
Renesola Zagreb d.o.o za usluge (“Renesola Zagreb”)	N/A	May 31, 2013	Croatia	100%
Renesola South Africa Proprietary Limited (“ReneSola South Africa”)	N/A	July 6, 2013	South Africa	100%
Jiaxiang Yuhui New Energy (“Jiaxiang Yuhui)	N/A	September 17, 2013	PRC	100%
Jiusan Yuhui (“Jiusan Yuihui”)	N/A	November 15, 2013	PRC	100%
Yulin Yuhui Energy Ltd. (“Yulin Yuihui”)	N/A	November 8, 2013	PRC	100%
Chengde Yuhui New Energy Co., Ltd. (“Chengde Yuihui”)	N/A	November 8, 2013	PRC	100%
Renesola Panama Inc. (“Renesola Panama”)	N/A	December 28, 2013	Panama	100%

ReneSola Zhejiang (previously known as "Zhejiang Yuhui") commenced operations in July 2005. ReneSola America commenced operations in November 2006. ReneSola Singapore commenced operations in May 2007. Sichuan ReneSola commenced operations in July 2009. ReneSola Jiangsu (previously known as "JC Solar") was acquired on May 31, 2009. Zhejiang ReneSola PV Materials commenced operations in January 2011. Sichuan Ruiyu commenced operations in July 2011. Energy-Saving Technology (previously known as "Zhejiang Sciborn") commenced operations in July 2011. Zhejiang Ruixu commenced operations in January, 2012. Qinghai Yuhui commenced operations in February, 2012. ReneSola Germany, NOVE and MG commenced operations in August, 2012. Carbon Fiber commenced operations in October, 2012. ReneSola Australia and ReneSola Japan commenced operations in November, 2012. ReneSola India commenced operations in December, 2012. Keping commenced operations in June, 2013. Renesola UK commenced operations in July, 2013. Renesola Shanghai commenced operations in October, 2013. Sichuan Ruixin, Sichuan OuRuida, Sichuan SiLiDe, Beijing Xuyuan, ReneSola New Energy, Tekesi, Zhejiang Academe, Suibin, Lucas Korea, Ecosfer Korea, Renesoal Zagreb, Renesola South Africa , Jiaxiang Yuhui, Yulin Yuhui, Chengde Yuhui and Renesola Panama had not commenced operations as of December 31, 2013.

*: Sichuan Ruisheng Photovoltaic Material Co. Ltd. was incorporated in PRC on November 23, 2010, and was merged into Sichuan Aoguang Silicon Industry Co. Ltd ("Aoguang") on August 25, 2011. On November 30, 2011, Aoguang was merged into Sichuan ReneSola. Gaotai Yuhui was deregistered on March 20, 2013. Ningde Hengyang was sold on July 18, 2013. Zhejiang Ruiyi New Material Technology Co., Ltd was sold on November 22, 2013.

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

The following factors raise doubt about our ability to continue as a going concern for the foreseeable future.

•	The solar industry is being negatively impacted by a number of factors including excess capacity, reduction of government incentives in key solar markets, higher import tariffs and the European debt crisis. These factors have contributed to declining average selling prices ("ASP") for our products. Since December 31, 2010 the Company's selling price of wafers and modules has fallen from $0.88 per watt ("W") and $1.85/W, respectively, to $0.22/W and $0.65/W in 2013, respectively.

•	For the year ended December 31, 2013, we incurred an operating loss of $221,445,399.

•	As of December 31, 2013, our current liabilities exceed our current assets by $506,174,499. While the Company had cash and cash equivalents of $86,772,678, it had short-term bank borrowings of $ 629,177,762 all due within one year and the current portion of long-term debt amounting to $43,918,386, which is not expected to be renewed.

These factors are mitigated by the following plans and actions:

•	The Company has performed a review of its cash flow forecast for the twelve months ending December 31, 2014. The Company believes that its operating cash flow in 2014 will be positive. While management believes the forecast is based on reasonable assumptions include: the ASP of wafers and module is estimated to be approximately $0.22/W and $0.65/W, respectively, for the year ending December 31, 2014, and the cost to produce of approximately $0,22/W and 0.61/W, respectively, for the year ending December 31, 2014, as a result of certain technology improvements.

•	While there can be no assurance that the Company will be able to refinance its short-term bank borrowings as they become due, historically, the Company has renewed or rolled over most of its short-term bank loans upon the maturity date of the loans and has assumed it will continue to be able to do so. As of March 31, 2014, the Company successfully rolled-over $200 million short-term borrowings outstanding as of December 31, 2013.

•	As of March 31, 2014, the Company has unused lines of credit of $117M, of which $92M is related to trade financing. Based on the Company's historical experience, trade facilities funding request will be approved in the normal course provided that the Company submits the required supporting documentation and the amount is within the credit limit granted.

•	In December 2013, the Company signed a Memorandum of Intent to sell three power station projects in Western China, with a total capacity of 60MW, to Jiangsu Akcome Solar Science & Technology Co., Ltd. on December 30, 2013, pursuant to which the share transfer agreement was subsequently entered into on January 3, 2014. The share transfer will generate positive cash inflow in 2014.

•	In March 2014, the Company received non-binding letters of commitment from three banks to support their financing in the amount of $376.8 million, of which $159.2 million is related to short term loan and $217.6 million related to trade financing. Subsequent to receiving the commitments, the Company has obtained financing under the terms of the agreements. However, the non-binding letters of commitment from banks do not have a stated term, and may be withdrawn by the banks at their discretion.

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

(d) Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses for the reporting periods presented. Actual results could materially differ from these estimates. Significant accounting estimates which are susceptible to change as more information becomes available include allowances for doubtful receivables and advances to suppliers, lower of cost or market charges and other provisions for inventories, valuation of deferred tax assets, accruals of warranty costs, useful lives of property, plant and equipment and recoverability of the carrying value of long-lived assets and assets held-for-sale, impairment of goodwill and intangible assets, valuation of project assets.

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

The Company outsources portions of its manufacturing process, including cutting ingots into wafers, converting wafers into solar cells and converting solar cells or wafers into modules, to various third-party manufacturers. These outsourcing arrangements may or may not include transfer of title of the raw material inventory (ingots or wafers) sent to the third-party manufacturers.

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

The Company also provides module processing services on behalf of third parties who have their own cell supplies. Under certain of these module processing service arrangements, the Company purchases cells from a customer and agrees to sell a specified quantity of modules produced from such materials back to the same customer. The quantity of modules sold back to the customer under these processing arrangements is consistent with the amount of cells purchased from the customer based on current production conversion rates. The Company records revenue from these processing transactions based on the amount received for modules sold less the amount paid for the cells purchased from the customer. The revenue recognized is recorded as module processing revenue and the production costs incurred related to providing the processing services are recorded as module processing costs within cost of revenue.

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

(h) Project assets

In 2012, the Company began entering into arrangements to develop commercial solar power systems ("project assets") for sale upon their completion. Project assets consist primarily of costs relating to solar power projects in various stages of development that are capitalized prior to entering into a definitive sales agreement for the solar power project. These costs include modules, installation and other direct development costs. When all of the criteria to recognize the sale as revenue have been met. the Company expenses project assets to cost of sales for each project asset is sold to a customer. The Company generally classifies project assets as current based on the nature of a solar power project and the estimated time required to complete all activities to sell a specific project.

If the period to complete a sale extends beyond one-year, the Company will not continue to report the project assets as current, and will reclassify them to property, plant and equipment, unless the delay in the period required to complete the sale is caused by events or circumstances beyond the Company's control. As of December 31, 2013, the Company reclassified two project assets in Bulgaria to property, plant and equipment with the carrying value of $ 16,672,267.

Project assets consisted of the following at December 31, 2013:

	At December 31,
	2012		2013
Project assets - Module cost		$9,055,200		$11,303,056
Project assets - Development		$9,902,576		$11,075,075
Project assets - Others		$6,844,723		$11,794,748
Total project assets		$25,802,499		$34,172,879
Current portion		$25,802,499		$34,172,879
Noncurrent portion	$	nil	$	nil
Total liabilities (all non-current liabilities)		$4,698,269		$33,843,600

The Company reviews project assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In determining whether or not the project assets are recoverable, the Company considers a number of factors, including changes in environmental, ecological, permitting, or regulatory conditions that affect the project. Such changes may cause the cost of the project to increase or the selling price of the project to decrease. If a project is not considered recoverable, the Company impairs the respective project assets and adjusts the carrying value to the estimated recoverable amount, with the resulting impairment recorded within operations. The Company did not recognize any impairment losses on project assets for the years ended December 31, 2012 and 2013, respectively.

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

The Company routinely reviews available-for-sale securities for other-than-temporary declines in fair value below the cost basis, and when events or changes in circumstances indicate the carrying value of an asset may not be recoverable, the security is written down to fair value. For the year ended December 31, 2011, the Company recorded other-than-temporary impairment loss on the only available-for-sale investment of $6,207,119, which represented full impairment of the asset.

(j) Advances to suppliers and advances for purchase of property, plant and equipment

In order to secure a stable supply of silicon materials and construction materials, the Company makes advance payments to suppliers for raw material supplies and advances for purchases of long-lived assets which are offset against future deliveries. Advances to suppliers for purchases expected within twelve months as of each balance sheet date are recorded as advances to suppliers in current assets and those associated with purchases expected over longer periods of time are recorded in non-current advance to suppliers. As of December 31, 2012 and 2013, advances to suppliers in current assets were $23,614,491 and $ 14,210,115, respectively, and non-current advances to suppliers for silicon raw material supplies were $5,928,000 and $ 5,627,400 respectively. Advances for property, plant and equipment are recorded in non-current assets and were $8,317,188 and $ 2,214,265 as of December 31, 2012 and 2013, respectively. The Company does not require collateral or other security against its advances to suppliers. As a result, the Company’s claims for such prepayments are unsecured, which exposes the Company to the suppliers’ credit risk. The Company performs ongoing credit evaluations of the financial condition of its suppliers.

As of December 31, 2012 and 2013, prepayments made to individual suppliers in excess of 10% of total advances and prepayments to raw material suppliers are as follows:

	At December 31,
	2012	2013
Supplier A	$17,625,438	$4,346,638
Supplier B	$5,928,000	$5,627,400

As of December 31, 2012 and 2013, advances for purchases of property, plant and equipment in excess of 10% of total advances and prepayments to equipment suppliers are as follows:

	At December 31,
	2012	2013
Supplier A	$2,182,950	$446,008
Supplier B	$2,020,512	-
Supplier C	*	$272,560
Supplier D	*	$271,734
Supplier E	*	$265,127

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

During the third and the fourth quarter of 2012, as a result of the effects of weakening market conditions on the Company's forecasts and a sustained, significant decline in the Company's market capitalization to a level lower than its net book value, the Company concluded that impairment indicators existed and performed an impairment analysis. Based on the results of the analysis, the estimated fair value of the reporting unit was determined to be lower than the carrying amount. Accordingly, the Company performed the second step of the impairment test to determine the implied fair value of goodwill, which required the Company to allocate the fair value of the reporting unit determined in step one to all of the assets and liabilities, including any unrecognized intangible assets, of the reporting unit. The Company determined the implied fair value of goodwill was zero. As a result, the Company fully impaired all of its goodwill, resulting in an impairment charge of $6.2 million. No goodwill impairment charges were recognized during the years ended December 31, 2011 and 2013.

The carrying amount of goodwill included in the wafer and module segment, for the years ended December 31, 2012 and 2013, was as follows:

	At December 31,
	2012	2013
Beginning of the year	$5,646,522	$-
Goodwill impairment during the year	(6,160,545)	-
Foreign exchange effect	514,023	-
Closing balance	$-	$-

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

Construction in progress represents mainly the construction of new facilities in ReneSola Zhejiang, ReneSola Jiangsu, Sichuan ReneSola, Sichuan Ruiyu. Costs incurred in the construction are capitalized and transferred to property, plant and equipment upon completion, at which time depreciation commences.

(o) Assets held-for-sale

Non-current assets and asset disposal groups are classified as held-for-sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable, the assets are available for immediate sale in their present condition and they are expected to qualify for recognition as a completed sale within one year from the date of classification. Non-current assets classified as held for sale are measured at lower of their carrying amount and fair value less costs to sell. In December 2013, the company had signed a Memorandum of Intent to sell power stations in Western China, the assets and liabilities of the subsidiaries has been classified as assets held for sale and liabilities held for sale as of December 31, 2013. This transaction is subject to customary closing conditions and is expected to close in the course of 2014. Based on the Company's expectation to continue sales activities with the disposal group after the transaction is completed, the disposal group has not been presented as a discontinued operation. The disposal group did not have a material impact on the revenues or net income/(loss) for any of the periods presented.

The company's assets held for sale are summarized below:

As December 31,
2013
Accounts receivable, net of allowances for doubtful accounts	$9,427,504
Prepaid expenses and other current assets	2,349,030
Deferred tax assets-current	5,325
Property, plant and equipment, net	109,583,265
Prepaid land use right	1,257,974
Other long-term assets	15,293
Total	$122,638,391

The company's liabilities held for sale are summarized below:

As December 31,
2013
Short-term borrowings	$2,147,444
Accounts payable	34,296
Other current liabilities	11,436,750
Long-term borrowings	85,815,166
Total	$99,433,656

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

Expenses recognized were $877,168, $1,080,099 and $1,086,685 for the years ended December 31, 2011, 2012 and 2013, respectively.

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

At the end of September 2013, the Company concluded that its efforts to sufficiently reduce the cost of production, compared to the prevailing market price of polysilicon, were not successful. After conducting a further internal assessment the Company determined that it was no longer feasible to operate the Phase I facility without a loss and that the carrying amount of the asset was not recoverable and accordingly, recognized an impairment charge in its wafer segment. Production at the Phase I facility was permanently discontinued in October 2013. As result, the Company recognized a $194,694,559 impairment charge associated with these long-lived assets for the year ended December 31 2013. The impairment charge was recognized as the amount by which the carrying amount exceeded the fair value of the idled assets. The fair value of the idled assets was estimated based on two market based analyses, including an assessment that general machinery that could be sold in the market, based on second-hand market quotations and the specialized machines and associated facilities have scrap value associated with their metal components, net of dismantling cost, freights, and relevant taxes. (see Note 5).

(s) Deferred convertible notes issuance costs

The issuance costs incurred in connection with the issuance of the Company’s Convertible Senior Notes due 2018 (“Notes”) in the amount of $7,156,101 were deferred and are being amortized on a straight-line basis, which approximates the effective interest rate method, from March 15, 2011, the date of issuance, to March 15, 2016, the earliest redemption date. The amortization, recorded in interest expense, was $784,456 and $784,456 for the year ended December 31, 2012 and 2013, respectively.

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

(u) Revenue recognition

The Company sells solar power products including virgin polysilicon, monocrystalline and multicrystalline solar wafers and PV cells and modules. The Company also enters into agreements to process silicon materials into silicon ingots and wafers, and to process PV cells into modules for customers. The Company recognizes revenues when persuasive evidence of an arrangement exists, the products are delivered and title and risk of loss has passed to customers, the price to the buyer is fixed and determinable, and collectability is reasonably assured. Sales agreements typically contain customary product warranties but do not contain any post-shipment obligations nor any return or credit provisions.

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

The Company also has been developing solar projects, referred to as project assets, with the intention to sell such project assets. The Company accounts for the project assets following the provisions of real estate accounting. Under the provisions of real estate accounting, the Company recognizes revenue and the corresponding costs once the sale is consummated, the buyer’s initial and any continuing investments are adequate, the resulting receivables are not subject to subordination and the Company has transferred the customary risk and rewards of ownership to the buyer. The Company has not recognized any revenue from sales of project assets in 2012 and 2013.

(v) Cost of revenues

Cost of revenues consists of production related costs including costs of silicon raw materials, consumables, direct labor, overhead costs, depreciation of plant and equipment, contractor and processing fees and warranty costs. Shipping and handling costs incurred on sale of products and included in sales and marketing expense were $9,058,534, $14,524,853 and $36,678,733 for the years ended December 31, 2011, 2012 and 2013, respectively.

(w) Research and development

Costs related to the design, formulation and testing of new products or process alternatives are included in research and development expenses. Research and development costs are expensed when incurred.

(x) Warranty costs

The Company’s solar modules are typically sold with 25 year warranties against specified declines in the initial minimum power generation capacity at the time of delivery. The Company also provides warranties for solar modules against defects in materials and workmanship for a period of five or ten years from the date of sale. Warranty cost is accrued at the point the related module revenue is recognized. Due to the limited solar module manufacturing history, the Company does not have a significant history of warranty claim. Cost of warranties is estimated based on an assessment of the Company’s and competitors’ accrual history, industry-standard testing, estimates of failure rates from quality review and other assumptions that are considered to be reasonable under the circumstances. Actual warranty costs are accumulated and charged against accrued warranty liability. To the extent that actual warranty cost differs from the estimates, the Company will prospectively revise the accrual rate. As such estimates are subjective, the Company will continue to analyze its claim history and the performance of its products and compare against its competitors, industry data for warranty claims, and other assumptions, such as academic research, to determine whether its accrual is adequate. The Company has adopted a warranty accrual rate of 1.0% of PV module revenues, based on its assessment of industry norms which also represents the Company's best estimate to date. Should it begin to experience warranty claims differing from its accrual rate, the Company would prospectively revise the warranty accrual rate. The Company revised downward the estimated cost to satisfy the Company's outstanding product warranty by $7,787,834 for the year ended December 31, 2012, attributable primarily to decreases in the average selling prices ("ASPs") for solar modules, a primary input into the estimated costs of the Company’s warranty policy.

(y) Government grants

Government grants received by the Company consist of unrestricted grants and subsidies and restricted grants. Depending upon the nature of grant, government grants are recognized as either directly in other operating income or as deferred subsidies first and amortized into the other income.

The Company recorded $4,305,347, $4,287,891 and $4,297,693 government grants for the years ended December 31, 2011, 2012 and 2013 in other operating income, respectively. Government grants related to property, plant and equipment are recorded as deferred subsidies and are amortized on a straight-line basis over the useful life of associated assets. The Company received government grants related to property, plant and equipment and land use right of $7,132,358, $1,458,283 and $16,819,424 during the years ended December 31, 2011, 2012 and 2013, respectively. The deferred government grants as of December 31, 2012 and 2013 were $27,311,528 and $44,150,492, respectively, included in deferred subsidies and other in the consolidated balance sheets. The Company amortized the deferred grants in the amount of $628,133, $808,089 and $988,312 into other operating income for the years ended December 31, 2011, 2012 and 2013, respectively.

(z) Other operating expense (income)

Other operating expense (income) primarily consists of gains or losses on disposal of fixed assets and land use right, subsidies received from the government, and forfeitures of advances from customers.

(aa) Foreign currency

The functional currency of ReneSola Ltd is the United States Dollar (“U.S. dollar”). The functional currency of ReneSola's subsidiaries in the PRC is Renminbi (“RMB”). The functional currency of ReneSola America, ReneSola Singapore and Renesola Panama is the U.S. dollar, the functional currency of ReneSola Germany, ReneSola New Energy, NOVE and MG is Euro, the functional currency of LUCAS and ECOSFER is Leu, the functional currency of ReneSola Australia is AUD, the functional currency of ReneSola Japan is JPY, the functional currency of ReneSola India is Rupee , the functional currency of Lucas Korea and Ecosfer Korea is Won, the functional currency of Renesola Zagreb is Kuna, the functional currency of ReneSola UK is Pound, the functional currency of Renesola South Africa is ZAR.

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

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Company’s cash and cash equivalents denominated in RMB amounted to RMB 421,256,247($67,616,261) and RMB 245,149,128 ($40,495,694) at December 31, 2012 and 2013, respectively. And the Company’s restricted cash denominated in RMB amounted to RMB 1,004,827,282($161,285,832) and RMB 1,492,476,591 ($ 246,539,223) at December 31, 2012 and 2013, respectively.

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

In 2010, the Company began to employ foreign currency cash flow hedge accounting with respect to certain foreign-currency forward exchange contracts that the company entered into to hedge potential changes in the cash flow of forecasted foreign currency denominated sales transactions within the next two years attributable to changes in foreign currency exchange rates. When the designed hedging relationships are highly effective, the effective portion of gain or loss on the designated derivative instruments is recorded in accumulated other comprehensive income, net of tax, until the underlying hedged transaction is recognized in the consolidated income statements. The ineffective portion of cash flow hedges, if any, is recognized in income immediately. The effectiveness of designated hedging relationships is tested and documented on a quarterly basis. In the fourth quarter of 2011, as the hedged sales transactions were determined to no longer be probable of occurrence as the contract was under re-negotiation and would likely be terminated, the cash flow hedge accounting was discontinued and accordingly, the entire balance in accumulated other comprehensive income was reclassified into net gain (loss) on derivative instruments. The net change associated with hedging transaction was ($1,236,306) in the year ended December 31, 2011. No derivative instruments qualified to be accounted for as cash flow hedges during the year ended December 31, 2012 and 2013, respectively.

The loss from change in fair value of derivatives, which qualified for cash flow hedge accounting, reported in accumulated other comprehensive income was $1,236,306, $nil, and $nil, in the years ended December 31, 2011, 2012 and 2013, respectively. Of these amounts, $1,164,711, $nil, and $nil were reclassified into revenue upon realization of the hedged transactions in the end years ended December 31, 2011, 2012 and 2013, respectively. As a result of designed hedging relationship becoming ineffective in the fourth quarter of 2011, the balance of $785,092 recorded in accumulated other comprehensive income was reclassified into net gain (loss) on derivatives.

The Company's other derivative instruments do not qualify for hedge accounting. Accordingly, gains or losses resulting from changes in the values of those derivative instruments are recognized as (gain) loss on derivatives, net, in the consolidated income statement.

Net (gains) losses on derivative instruments from foreign currency forward exchange contracts were $15,296,530, $53,945 and ($535,451), in the years ended December 31, 2011, 2012 and 2013, respectively. As of December 31, 2013, the Company has outstanding foreign exchange forward contracts with a total notional amount of $232,019,591.

As of December 31, 2012, the Company has $660,463 in current derivative assets, $nil in non-current derivative assets, $975,053 in current derivative liabilities, and $nil in non-current derivative liabilities in total. As of December 31, 2013, the Company has $1,502,578 in current derivative assets, $nil in non-current derivative assets, $ 1,463,252 in current derivative liabilities, and $nil in non-current derivative liabilities in total.

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

In 2013, the Company issued 31,000,000 ordinary shares to its share depository bank which will be used to settle stock option awards upon their exercise. Besides this, 1,000,000 ordinary shares are legally issued but are treated as escrowed shares for accounting purposes and therefore, have been excluded from the computation of earnings per share. Any ordinary shares not used in the settlement of stock option awards will be returned to the Company.

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

(af) Comprehensive income (loss)

Comprehensive income is the change in equity during a period from transactions and other events and circumstances from non-shareholder sources. Components of the Company’s comprehensive income include net income, foreign currency translation adjustments. As of December 31, 2012 and 2013, accumulated other comprehensive income was comprised entirely of foreign currency translation adjustments.

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

(ai) Recently issued accounting pronouncements

In February 2013, the FASB issued ASU No. 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. ASU 2013-02 requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. ASU 2013-02 is effective for fiscal years, and interim periods within those years, beginning on or after December 15, 2012. The Company adopted the new guidance in the first quarter of 2013. The adoption did not have a material impact on the Company’s consolidated financial statements and related disclosure.

In July 2013, the FASB issued ASU 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists. ASU 2013-11 requires an unrecognized tax benefit, or a portion of an unrecognized tax benefit, to be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. ASU 2013-11 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2014. The new standard is to be applied prospectively but retrospective application is permitted. The implementation will not have a material impact on the Company’s consolidated financial statements or related disclosure.

3. ALLOWANCES FOR DOUBTFUL RECEIVABLES AND ADVANCES

Allowances for doubtful receivables are comprised of allowances for accounts receivable and allowances for other receivables. The Company establishes an allowance for doubtful accounts primarily based on factors surrounding the credit risk of specific customers.

The Company made provision (reversal) for doubtful debts in the aggregate amount of ($1,374,668), $852,278 and $3,658,491 during the year ended December 31, 2011, 2012 and 2013, respectively. The reversal of the allowance in 2011 relates to the collection of payments from certain of the Company's module customers in connection with receivables that were previously provided for.

Analysis of allowances for accounts receivable is as follows:

	At December 31,
	2011	2012	2013
Beginning of the year	$2,412,695	$1,090,274	$1,821,755
(Reversal)allowances made during the year	(1,402,085)	852,278	3,459,401
Write off	-	(143,197)	(485,807)
Foreign exchange effect	79,664	22,400	74,593
Closing balance	$1,090,274	$1,821,755	$4,869,942

Analysis of allowances for other receivables is as follows:

	At December 31,
	2011	2012	2013
Beginning of the year	$8,733,597	$8,739,314	$8,695,727
Allowances made during the year	-	3,412	203,101
Write off	-	(47,702)	-
Foreign exchange effect	5,717	703	5,706
Closing balance	$8,739,314	$8,695,727	$8,904,534

Analysis of allowances for advances for purchases of property, plant and equipment is as follows:

	At December 31,
	2011	2012	2013
Beginning of the year	$887,888	$1,267,565	$1,275,355
Allowances (reversal) made during the year	321,430	(5,125)	(6,640)
Foreign exchange effect	58,247	12,915	37,424
Closing balance	$1,267,565	$1,275,355	$1,306,139

Analysis of allowances for advances to suppliers is as follows:

	At December 31,
	2011	2012	2013
Beginning of the year	$4,661,198	$4,405,850	$4,424,649
(Reversal) allowances made during the year	(294,013)	1,713	2,629
Foreign exchange effect	38,665	17,086	15,349
Closing balance	$4,405,850	$4,424,649	$4,442,627

4. INVENTORIES

	At December 31,
	2012	2013
Raw materials	$43,541,594	$88,367,032
Work-in-process	43,240,832	35,015,711
Finished goods	168,097,308	236,194,291
Total inventories	$254,879,734	$359,577,034

For the year ended December 31, 2011, 2012 and 2013, inventory was written down by $48,992,463, $59,313,129 and $740,087, respectively, to reflect the lower of cost or market.

The Company recorded $3.9 million, $nil and $nil provision for purchase commitments during the years ended December 31, 2011, 2012 and 2013, respectively, in cost of revenues, and reversed the provision recorded during 2011 in the year ended December 31, 2012, as a result of the renegotiated contractual terms.

5. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net, comprise:

	At December 31,
	2012	2013
Buildings	$239,802,732	$256,337,827
Leasehold improvement	124,360	129,294
Plant and machinery	912,832,256	812,802,994
Motor vehicles	5,040,204	3,245,386
Office equipment	12,062,564	13,264,375
	1,169,862,116	1,085,779,876
Less: Accumulated depreciation	295,223,230	291,849,362
	874,638,886	793,930,514
Construction in progress	227,923,439	69,162,670
Property, plant and equipment, net	$1,102,562,325	$863,093,184

Construction in progress represents new production facilities under construction in ReneSola Zhejiang, ReneSola Jiangsu, Sichuan ReneSola and Sichuan Ruiyu.

The carrying amount of the power stations is $16.8million as of December 31, 2013 and is included in “Buildings” and "Plant and machinery," and was reclassified from project assets to property plant and equipment at the point it no longer met the held for sale criteria.

Depreciation expense for the years ended December 31, 2011, 2012 and 2013 was $82,730,940, $93,501,714 and $ 112,894,150, respectively.

During the third quarter of 2012, as a result of weak market conditions and a significant decline in the Company's market capitalization to a level lower than its net book value, the Company concluded that circumstances existed which required the Company to test certain long-lived assets for recoverability. Based on the recoverability tests performed, the Company determined that no impairment was required except for the mono furnaces which had previously been recorded as assets held-for-sale and were determined to be obsolete, after the counterparty reneged on their obligations under the contractual sales agreement. As a result, a total impairment charge of $6,437,716 was recognized.

At the end of September 2013, the Company concluded that its efforts to sufficiently reduce the cost of production, compared to the prevailing market price of polysilicon,were not successful. After conducting a further internal assessment the Company determined that it was no longer feasible to operate the Phase I facility without a loss and recognized an impairment charge in its wafer segment accordingly. Production at the Phase I facility was permanently discontinued in October 2013. As a result, the Company recognized $194,694,559, impairment charge for the year ended December 31, 2013.

6. FAIR VALUE MEASUREMENTS

The Company adopted ASC 820, “Fair Value Measurements and Disclosures”, which provides a framework for measuring fair value under U.S. GAAP, and expanded disclosure requirements about assets and liabilities measured at fair value. The Company utilizes a hierarchy for inputs used in measuring fair value that gives the highest priority to observable inputs and the lowest priority to unobservable inputs as follows:

•	Level 1-Observable unadjusted quoted prices in active markets for identical assets or liabilities.

•	Level 2-Observable inputs other than quoted prices in active markets for identical assets or liabilities, for which all significant inputs are observable, either directly or indirectly.

•	Level 3-Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

Assets and liabilities carried at fair value as of December 31, 2013 are classified in the categories described above based on the lowest level input that is significant to the fair value measurement in its entirety.

Recurring basis

The following table displays assets and liabilities measured on the Company’s consolidated balance sheet at fair value on a recurring basis subsequent to initial recognition:

	As of December 31, 2013
	Fair Value Measurements at Reporting Date Using
	Total Fair Value and Carrying Value on the Balance Sheet	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cross currency forward exchange contracts -recorded as derivative assets	1,502,578	-	1,502,578	-
Cross currency forward exchange contracts -recorded as derivative liabilities	(1,463,252)	-	(1,463,252)	-
Warrant liability	(9,345,000)	-	(9,345,000)	-
	$(9,305,674)	-	$(9,305,674)	-

	As of December 31, 2012
	Fair Value Measurements at Reporting Date Using
	Total Fair Value and Carrying Value on the Balance Sheet	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cross currency forward exchange contracts -recorded as derivative assets	660,463	-	660,463	-
Cross currency forward exchange contracts -recorded as derivative liabilities	(975,053)	-	(975,053)	-
	$(314,590)	$-	$(314,590)	$-

Derivatives-The Company's use of derivatives primarily consists of foreign currency forward contracts. As quoted prices in active markets for identical assets are not available, the Company uses quotes obtained from professional pricing sources. The Company performs internal validation procedures on quotes from pricing sources using valuation techniques commonly used in the industry, and also considers the credit ratings of respective counterparties in determining the impact of risk of defaults on the valuation of derivative assets. These fair value measurements are classified as level 2.

Warrant liability-The fair value of the warrant liability (see Footnote 11) was determined using the Monte Carlo Model, with certain inputs significant to the valuation methodology classified as level 2.

Cash and cash equivalents, restricted cash, accounts receivable, accounts payable, accounts due to and from related parties, and short-term borrowings are carried at cost on the consolidated balance sheets and the carrying amount approximates their fair value because of the short-term nature of these financial instruments.

The carrying amount of the Company’s outstanding convertible notes as of December 31, 2012 and 2013 was $111.6 million and $111.6 million, respectively. The estimated fair value of those debts was $59.2 million and $77.8 million, respectively, as of December 31, 2012 and 2013. The fair value was measured based on observable market quotes and is therefore considered a level 1 fair value measurement.

The Company’s long-term bank borrowing consists of floating rate loans that are reset annually. The carrying amount of long-term borrowings (including the current portions) was $193.6 million and $113.4 million as of December 31, 2012 and 2013, respectively. The estimated fair value of long-term borrowings (including the current portions) was $184.0 million and $111.2 million as of December 31, 2012 and 2013, respectively. The fair value is measured using discounted cash flow technique based on current rates for comparable loans on the respective valuation date and it therefore considered a level 2 input.

Fair values of non-financial assets measured on a non-recurring basis

During the year ended December 31, 2012 and 2013, the Company recorded certain non-financial assets at fair value following events that required the Company to assess goodwill, intangible assets and long-lived assets for impairment.

	Fair Value as of September 30, 2013 Measured Using Significant Other Observable Inputs (Level 2)	Total Losses for Year Ended December 31, 2013
Long-lived assets - Sichuan Phase I factory	$6,096,778	$194,694,559

	Fair Value as of December 31, 2012 Measured Using Significant Unobservable Inputs (Level 3)	Total Losses for Year Ended December 31, 2012
Goodwill	—	$6,160,545
Intangible asset	—	$3,764,464
Long-lived assets – mono crystal furnaces	—	$6,437,716

As of December 31, 2013, long-lived assets held and used with a carrying amount of $200,791,337 were written down to their fair value of $6,096,778, resulting in an impairment charge of $194,694,559. The fair value of assets was estimated using direct comparison method under the market approach. The direct comparison method is a set of procedures in which a value indication is derived by comparing the second-hand market quotations of the similar assets or the average market price of the stainless steel and copper (see Note 2(r)).

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

7. INCOME TAXES

The tax (expense) benefit comprises:

	Years ended December 31,
	2011	2012	2013
Income (loss) before income tax
PRC	$(13,323,000)	$(205,940,795)	$(244,731,725)
Other jurisdictions	8,802,696	(15,268,847)	(16,910,484)
Total	(4,520,304)	(221,209,642)	(261,642,209)

Current tax benefit (expense)
PRC	$(6,860,939)	$1,191,416	$(36,084)
Other jurisdictions	(3,046,111)	(102,728)	(2,850,524)
Subtotal	(9,907,050)	1,088,688	(2,886,608)
Deferred tax benefit (expense)
PRC	$17,505,652	$(22,884,154)	$3,119,511
Other jurisdictions	(2,747,123)	442,976	2,489,812
Subtotal	14,758,529	(22,441,178)	5,609,323
Total income tax benefit (expense)	$4,851,479	$(21,352,490)	$2,722,715

ReneSola is not subject to tax under the laws of British Virgin Islands.

ReneSola Zhejiang is a Foreign Invested Enterprise (“FIE”) incorporated in the PRC. The statutory income tax rate in the PRC is 25% starting from 2008.

ReneSola Zhejiang obtained the approval of High-New Technology Enterprise (“HNTE”) status in 2009 and renewed the HNTE status for another 3-year period from 2012 to 2014. ReneSola Jiangsu obtained the approval of HNTE status for the period from 2012 to 2014. Sichuan ReneSola obtained approval of HNTE status for the period from 2012 to 2014. Under the EIT Law, a HNTE is eligible for the 15% reduced EIT rate.

For PRC entities, the qualified research and development expenses incurred by them for development of new technology, new products and new techniques could have a 50% super deduction in addition to the actual expense deductions for PRC enterprise income tax purpose. A number of group entities are eligible for such R&D super deduction.

According to EIT law and its implementation rule, incomes earned from major Stated-supported public infrastructure facility projects are eligible for a 6-year tax holiday, which provides a tax exemption for 3 years from the first year revenue is generated and 50% reduction for the following 3 years. Qinghai Yuhui, Keping, Beijing Xuyuan, Tekesi and Suibin are engaged in such major state-supported public infrastructure facility projects and may be entitled to the aforesaid tax holiday upon the approval from the tax authority. As of December 31, 2013, Qinghai Yuhui and Keping have obtained relevant tax holiday approvals from the tax authority and the tax holiday was effective in 2012 and 2013.

The Group also has overseas operations in the jurisdiction of the United States, Republic of Singapore, Federal Republic of Germany, Republic of Bulgaria, Commonwealth of Australia, Japan, Republic of India, Grand Duchy of Luxembourg,Republic of Romania, United Kingdom, Republic of South Africa, Republic of Croatia, Republic of Panama and Republic of Korea. The corporate income tax rates range from 10% to 35%.

Zhejiang ReneSola, Sichuan ReneSola, Sichuan Ruiyu, Sichuan Ruixin, Sichuan OuRuida, Sichuan SiLiDe, Zhejiang Ruixu, Energy-Saving Technology, Carbon Fiber, Zhejiang Academe, Beijing Xuyuan, Tekesi and Suibin are incorporated in the PRC. The corporate income tax rate is 25%.

During the year ended December 31, 2011, 2012 and 2013, the Company recorded a reversal of unrecognized tax benefits of $1,439,880, $nil and $nil, respectively. The reversal of tax liabilities recorded in 2011 was mainly associated with the release of withholding tax liability associated with capital gains arising from the sale of a Joint Venture. Management subsequently determined such liabilities would not be realized, and as such the withholding tax liability previously recorded was released.

The following is the tabular reconciliation of liabilities for unrecognized tax benefits:

	Years ended December 31,
	2011	2012	2013
Unrecognized tax benefit-Opening balance	$1,645,182	$205,302	$205,302
Release of tax liability	(1,439,880)	-	-
Unrecognized tax benefit-Closing balance	$205,302	$205,302	$205,302

The Company classifies interest and penalties related to income tax matters in income tax expense. As of December 31, 2011, 2012 and 2013, the amount of interests and penalties related to uncertain tax positions was immaterial. The Company does not anticipate any significant increases or decreases to its liabilities for unrecognized tax benefits within the next twelve months.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of taxes exceeding RMB100,000 (approximately $16,266) is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. The Company’s PRC subsidiaries are therefore generally subject to examination by the PRC tax authorities from 2008 through 2013 on non-transfer pricing matters, and from 2002 through 2013 on transfer pricing matters.

The principal components of deferred income tax assets and liabilities are as follows:

	At December 31,
	2012	2013
Deferred tax assets:
Property, plant and equipment	$525,977	$1,432,778
Inventories provision	827,976	691,170
Tax losses	67,737,958	84,321,238
Contingent liabilities	3,372,695	5,969,728
Derivative liabilities	60,471	26,462
Bad debts provision	657,607	1,190,463
Deferred subsidies	4,574,715	8,414,300
Impairment for long-lived assets	1,629,756	51,242,022
Others	289,614	1,113,886
Total gross deferred tax assets	$79,676,769	$154,402,047
Valuation allowance on deferred tax assets	(64,373,317)	(134,888,129)
Net deferred tax assets	$15,303,452	$19,513,918

Analysis as
Current	$1,773,471	$5,272,284
Non-current	13,529,981	14,241,634
	$15,303,452	$19,513,918

Deferred tax liabilities:
Property, plant and equipment	$297,922	$201,239
Prepaid land use right	316,658	318,548
Derivative assets	72,447	116,905
Others	39,944	-
Total deferred tax liabilities	$726,971	$636,692

Analysis as:
Current	$112,391	$53,984
Non-current	614,580	582,708
	$726,971	$636,692

As of December 31, 2013, the PRC Companies had net operating loss carry forwards of $336,371,862, of which $24,757,217, $32,009,954, $217,985,844 and $61,618,847 will expire in 2014, 2016, 2017 and 2018, respectively. ReneSola US had net operating loss carry forwards of $7,257,620, which will expire from 2032 to 2033.

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

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible for tax purposes. As a result, the Company has recognized a valuation allowance of $64,373,317 and $134,888,129 as at December 31, 2012 and 2013, respectively.

Reconciliation between the applicable statutory income tax rate and the Company’s effective tax rate for the years ended December 31, 2011, 2012 and 2013 is as follows:

	Years ended December 31,
	2011	2012	2013
PRC applicable income tax rate	25.0%	25.0%	25.0%
Effect of timing difference reversed in the year with different rate	129.7%	(5.7)%	3.1%
Tax holiday	-	0.3%	0.3%
Valuation allowance	-	(28.7)%	(26.8)%
Expiration of tax credit	(17.3)%	-	-
Effect of different tax rate of subsidiaries	1.6%	(1.7)%	(0.9)%
Non-deductible expense	(131.1)%	0.8%	(1.7)%
R&D super deduction	67.5%	1.8%	1.4%
Reversal of uncertain tax position	31.0%	-	-
Goodwill impairment	-	(1.1)%	-
Others	0.9%	(0.4)%	0.6%
Effective income tax rate	107.3%	(9.7)%	1.0%

The aggregate amount and per share effect of the Tax Holiday are as follows:

	Years ended December 31,
	2011	2012	2013
Aggregate	$5,006,341	$(12,231,260)	$8,943,517
Per share effect -basic	$0.03	$(0.07)	$0.05
Per share effect-diluted	$0.03	$(0.07)	$0.05

In accordance with the EIT Law, dividends, which arise from profits of FIEs earned after January 1, 2008, are subject to a 10% withholding income tax. Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting basis over tax basis in a domestic subsidiary. However, a deferred tax liability is not recognized if the basis difference is not expected to reverse in the foreseeable future and is expected to be permanent in duration. The Company believes that the PRC entities' undistributed earnings generated after January 1, 2008 will be permanently reinvested in the PRC entities. As such, no deferred taxes have been recorded on these undistributed earnings of the Company's PRC subsidiaries as these differences are not expected to reverse in the foreseeable future and are expected to be permanent in duration. The temporary difference for which no deferred tax liability has been recognized is $30.8million and $52.3 million as of December 31, 2012 and 2013, respectively. The undistributed earnings accumulated in other overseas operating entities are immaterial.

8. BORROWINGS

The Company’s bank borrowings consist of the following:

	At December 31,
	2012	2013
Short-term	$596,556,547	$629,177,762
Long-term, current portion	137,061,876	43,918,386
Subtotal	733,618,423	673,096,148
Long-term	56,580,128	69,489,079
	$790,198,551	$742,585,227

As of December 31, 2012 and 2013, the maximum bank credit facilities granted to the Company were $1,207,002,093 and $941,702,099, respectively, of which, $707,200,012 and $824,570,450 were drawn down, and $499,802,081 and $117,131,649 were available as of December 31, 2012 and 2013, respectively. The available lines of credit as of December 31, 2013 are subject to annual review and renewal by the financial intuitions.

As of December 31, 2012, short-term borrowings of $77,331,959 and long-term borrowings of $56,580,128 were secured by property, plant and equipment with carrying amounts of $246,160,830, prepaid land use right of $20,018,029 and accounts receivable of $4,313,924. As of December 31, 2013, short-term borrowings of $426,421,284 and long-term borrowings of $56,311,879 were secured by property, plant and equipment with carrying amounts of $904,042,449, prepaid land use right of $133,318,726 and accounts receivable of $6,959,329.

In addition, $59,389,070 and $202,396,613 of borrowings were guaranteed by personal assets of Mr. Xianshou Li, the Company's chief executive officer, and his family as of December 31, 2012 and 2013, respectively.

a) Short-term

Interest rates for all short-term borrowings are variable for certain short-term borrowings, and are updated monthly. The weighted average interest rate of short term loans was 5.38%, 6.63% and 5.46% in the years ended December 31, 2011, 2012 and 2013, respectively. The borrowings are repayable within one year.

b) Long-term

Interest rates are variable for certain portions of the long-term borrowings, and are updated every three months, once a year or according to a predetermined schedule. The weighted average interest rate of long-term borrowings was 6.54%, 6.92% and 6.82% in the year ended December 31, 2011, 2012 and 2013, respectively. There are financial covenants associated with Sichuan ReneSola's long-term borrowings of $36,341,360, related to certain operational metrics and financial ratios.

As of December 31, 2013, Sichuan ReneSola, ReneSola Jiangsu and ReneSola Zhejiang were in compliance with all debt covenants. Future principal repayment on the long-term bank loans are as follows:

2014	$43,918,386
2015	29,921,682
2016	661,392
2017 and after	38,906,005
$113,407,465

c) Interest expense

Interest expense incurred for the years ended December 31, 2011, 2012 and 2013 was $40,898,780, $54,846,828, and $53,333,912 respectively, of which $3,708,484, $4,218,121 and $1,225,421 has been capitalized in the carrying value of property, plant and equipment.

9. OTHER CURRENT LIABILITIES

The Company’s other current liabilities are summarized below:

	At December 31,
	2012	2013
Payable for purchase of property, plant and equipment	$129,593,972	$116,661,198
Other payables	33,142,811	42,716,151
	$162,736,783	$159,377,349

10. CONVERTIBLE SENIOR NOTES

On March 15, 2011, the Company issued $175,000,000 of U.S. Dollar-Settled 4.125% Convertible Senior Notes (“Notes”) due March 15, 2018, which are convertible into American Depositary Shares (the “ADSs”) , each currently representing two ordinary shares of the Company. On April 7, 2011, an over-allotment option up to $25,000,000 aggregate principal amount of Notes were fully exercised by initial purchasers. The key terms of the Notes are as follows:

Interest. The Notes bear interest at the rate of 4.125% per annum, payable semi-annually in arrears on March 15 and September 15, commencing September 15, 2011.

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

As of December 31, 2012 and 2013, the carrying value of the Notes was $111,616,000 and $111,616,000, respectively. For the year ended December 31, 2011, the Company paid issuance costs of $7,156,101, which are being amortized from the date of issuance, to the redemption date, using the straight-line method, which approximates the effective interest rate method. The amortization expense was $784,456 and $784,456 for the year ended December 31, 2012 and 2013, respectively.

11. WARRANT LIBILITY

In connection with the public offering of the Company’s common stock that closed on September 16, 2013, the Company issued to its underwriters, a warrant to purchase up to a total of 10,500,000 shares of common stock (35% of the shares sold in the public offering) at $6.04 per ADS (aggregate of 5,250,000 ADSs) or $3.02 per share. The option is exercisable from September 16, 2013 to September 16, 2017. There are three ways in which the Company might settle the warrant liability: i) physical delivery of Shares, iii) physical delivery of ADS (at the election of the holder) or iii) net share settlement, if unable to register the shares in the case of i and ii. Warrants are separately transferable, and the holder can choose to exercise the warrant in whole or part. The exercise price is subject to adjustment under several circumstances and also to anti-dilution adjustments. All the warrants are outstanding as of December 31, 2013.

The Company is accounting for the warrant as a derivative liability because the exercise price is subject to adjustment under several special circumstances, including anti-dilution clauses. As a result, the warrant is not considered indexed to the Company’s own stock, and as such, all future changes in the fair value of the option are recognized currently in earnings until such time as the warrant is exercised or expired.

This warrant does not trade in an active securities market, and as such, the Company estimates its fair value using the Monte Carlo Simulation as of the date that the warrant was originally issued and as of December 31, 2013 using the following main assumptions:

As December 31,
2013
Stock price	$3.45
Exercise price	$6.04
Annual dividend yield	-%
Time to maturity	3.7
Risk-free interest rate	1.11%
Expected volatility	85.6%

Expected volatility is based on historical volatility.  Historical volatility is computed using daily pricing observations for recent periods that correspond to the term of the warrant.  The Company believes this method produces an estimate that is representative of future volatility over the expected term of this warrant.  The expected life is based on the remaining term of the warrant . The risk-free interest rate is based on U.S. Treasury securities with time to maturity close to the remaining term of the warrant.

On September 16, 2013, the issue date of the warrant, the Company classified the fair value of this warrant as a liability resulting in a decrease of shareholder's equity $12,547,500 and the establishment of a $12,547,500 in liability to recognize the warrant’s fair value.  The Company recognized a gain of $3,202,500, from the change in fair value of the warrant liability for year ended December 31, 2013.

The following is a reconciliation of the beginning and ending balances of warrants liability measured at fair value on a recurring basis using Level 2 inputs:

As December 31,
2013
Beginning balance	$-
Warrants issued	12,547,500
Fair value change of the issued warrants included in earnings	(3,202,500)
Ending balance	$9,345,000

As of December 31, 2013, the warrant to purchase 10,500,000 shares of common stock had not been exercised.

Following is a summary of the warrants activity:

	Number	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
Outstanding as of December 31, 2012	-	$-	-
Granted	10,500,000	3.02	4
Forfeited	-	-	-
Exercised	-	-	-
Outstanding as of December 31, 2013	10,500,000	$3.02	3.7

The fair value of the 10,500,000 shares underlying the warrant outstanding as of December 31, 2013 was determined using the Monte Carlo Simulation, see Footnote 6.

12. SHARE REPURCHASE PROGRAM

In August 2011, the Company adopted a share repurchase program enabling it to repurchase up to an aggregate of $100 million of its ADSs, each representing its two ordinary shares. As of December 31, 2011, the Company repurchased an aggregate of 645,424 ADSs, representing 1,290,848 ordinary shares, on the open market for total cash consideration of $1,943,822 as treasury stock and subsequently cancelled the treasury stock in February 2012.

13. SHARE BASED COMPENSATION

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

Options to Employees

From January to December 2012, the Company granted 1,700,000 share options to certain employees with exercise prices of $0.74 to $1.35. From January to December 2013, the Company granted 800,000 share options to certain employees with exercise prices of $0.74 to $0.90.

Options Modification

On August 8, 2012, the Board of Directors approved an option modification to reduce the exercise price of all the options granted before August 8, 2012 to the then fair market value of the Company’s ordinary shares underlying such options. All other terms of the share options granted remain unchanged. The modification resulted in incremental compensation cost of $738,363, of which $75,838 was recorded during the year ended December 31, 2013. The remaining $218,152 will be amortized over the remaining vesting period of the modified options, ranging from 2014 to 2017.

The fair value of each option grant, as well as the fair value of option immediately before and after the aforementioned modification, is estimated on the date of grant or modification using the Black-Scholes option pricing model using the assumptions noted below.

	Average risk-free rate of return	Weighted average expected option life	Volatility rate	Dividend yield
Granted in 2011	0.81-2.20%	4.5 years	60.02-82.78%	0%
Granted in 2012	0.68-1.19%	4.5 years	83.47-98.18%	0%
Granted in 2013	0.65-0.80%	4.5 years	175.69-200.98%	0%

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

A summary of the option activity is as follows:

	Number of Options	Weighted Average Exercise Prices	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
Options
Outstanding on January 1, 2013	7,856,600	0.74	2.51	263,081
Modification on August 8, 2013
Granted	800,000	0.87	4.19
Exercised	(593,800)	0.74	0.43
Forfeited	(1,422,000)	0.74	N/A
Outstanding on December 31, 2013	6,640,800	0.75	2.03	6,451,792
Vested or expected to vest at December 31, 2013	6,367,413	0.76	2.02	6,171,599
Exercisable at December 31, 2013	3,431,800	0.74	1.12	3,392,582

The weighted average fair value of options granted during the years ended December 31, 2011, 2012 and 2013 was $0.94, $0.58 and $0.81, respectively.

Total intrinsic value of options exercised for the years ended December 31, 2011, 2012 and 2013 was $104,671, $nil and $544,888, respectively.

Compensation cost of $4,359,540, $2,221,406 and $1,626,560 has been charged against income during the year ended December 31, 2011, 2012 and 2013, respectively. As of December 31, 2013, there was $ 3,236,091 in total unrecognized compensation expense related to unvested share-based compensation arrangements granted under the Plan, which is expected to be recognized over a weighted-average period of 3.01 years.

14. EMPLOYEE BENEFITS

In accordance with the relevant rules and regulations in the PRC, employees of the Company are covered by retirement benefit plans established by the local government. These plans are defined contribution plans and ReneSola Zhejiang, Sichuan ReneSola and ReneSola Jiangsu have contributed 14%, 20% and 20% separately of the basic salaries of its employees to such plans. In addition, ReneSola Zhejiang, Sichuan ReneSola and ReneSola Jiangsu are required by PRC law to contribute approximately 20%, 17% and 21.5% separately of the basic salaries of its employees for medical insurance benefits, housing funds, unemployment and other statutory benefits. Other than the contribution, there is no further obligation for payments to employees under these plans.

The total contribution was $7,803,659, $14,220,014 and $14,216,614, for the years ended December 31, 2011, 2012 and 2013, respectively.

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

In addition to the general reserve, the Company’s PRC subsidiaries are required to obtain approval from the local PRC government prior to distributing any registered share capital. Accordingly, both the appropriations to general reserve and the registered share capital of the Company’s PRC subsidiaries are considered as restricted net assets amounting to$586,461,209 and $757,771,236 as of December 31, 2012 and 2013, respectively.

16. EARNINGS PER SHARE

Basic and diluted earnings per share have been calculated as follows:

	Years ended December 31,
	2011	2012	2013
Net income (loss) attributed to holder of ordinary shares	$332,964	$(242,515,539)	$(258,915,539)
Net income (loss) adjusted for dilutive securities	332,964	(242,515,539)	(258,915,539)
Weighted-average number of common shares outstanding-basic	173,496,901	172,671,369	182,167,908
Dilutive effect of non-vested shares	373,261	-	-
Weighted-average number of common shares outstanding-diluted	173,870,162	172,671,369	182,167,908
Basic earnings (loss) per share	$0.00	$(1.40)	$(1.42)
Diluted earnings (loss) per share	$0.00	$(1.40)	$(1.42)

Diluted earnings per share excludes 23,918,618 , 21,175,141 and 33,389,150 common shares issuable upon the assumed conversion of the convertible debt, share options, restricted shares and warrant for the year ended December 31, 2011, 2012 and 2013, respectively, as their effect would have been anti-dilutive.

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

In 2013, the Company issued 31,000,000 ordinary shares to its share depository bank which will be used to settle stock option awards upon their exercise. Besides this, 1,000,000 ordinary shares are legally issued but are treated as escrowed shares for accounting purposes and therefore, have been excluded from the computation of earnings per share. Any ordinary shares not used in the settlement of stock option awards will be returned to the Company.

17. RELATED PARTY BALANCES AND TRANSACTIONS

(a) Related party balances

Amounts due from related parties are comprised of the following amounts receivable from the sales of goods:

	At December 31,
	2012	2013
Zhejiang Yuhuan (1)	$276,721	$228,305
Jinko and its subsidiaries(2)	5,479,588	180,102
Quanzhou Heyday(3)	128,409	-
Xinjiang Garson(4)	4,919,772	-
Total	$10,804,490	$408,407

 Amounts due to related parties are comprised of the following amounts payable to the purchase of raw materials and others:

	At December 31,
	2012	2013
Zhejiang Yaohui (5)	$2,000,307	$6,689,269
Jinko and its subsidiaries (2)	16,227,011	2,302,375
Jiashan Kaiwo(6)	598,231	218,135
Total	$18,825,549	$9,209,779

(b) Related party transactions

During the years ended December 31, 2011, 2012 and 2013, related party transactions were as follows:

	Years ended December 31,
	2011	2012	2013
Sale of goods to Jinko and its subsidiaries(2)	6,757,761	59,480,575	2,884,843
Purchase of raw materials from Jinko and its subsidiaries (2)	4,487,954	85,050,423	18,344,180
Outsourced inventory to Jinko and subsidiaries(2)	-	2,570,365	-
Purchase of raw materials from Zhejiang Yaohui(5)	3,672,150	7,187,878	4,955,620
Rental payment to Zhejiang Yuhuan(1)	-	68,476	3,253
Rental expense to Zhejiang Yuhuan(1)	11,140	3,170	70,270
Sale of goods to Xinjiang Garson(4)	-	4,175,662	255,891
Purchase of raw materials from Jiashan Kaiwo(6)	-	1,208,202	211,235

In January 2009, Mr. Xianshou Li and his family individually or jointly provided guarantees of RMB 1,225,250,095 ($202,396,613), for short-term and long-term borrowings from various domestic banks from January 24, 2009 to January 24, 2014.

(1) Zhejiang Yuhuan Solar Energy Source Co., Ltd. (“Zhejiang Yuhuan”) was controlled by Xianshou Li.

(2) The brothers of Mr. Xianshou Li are the founders and current shareholders of Jinko Solar Co., Ltd. (“Jinko and its subsidiaries”)

(3) Quanzhou Heyday Solar Technology Co., Ltd. (“Quanzhou Heyday”) was a noncontrolling shareholder of Ningde Hengyang. Ningde Hengyang was sold on July 18, 2013, as a result Quanzhou Heyday ceased to be a related party to the company.

(4) Xinjiang Garson Co., Ltd.(“ Xinjiang Garson”) was a noncontrolling shareholder of Keping.

(5) The director of ReneSola Ltd has been the director of Zhejiang Yaohui Photovoltaic Co., Ltd.( “Zhejiang Yaohui”)

(6) Jiashan Kaiwo Trading Co., Ltd.(“Jiashan Kaiwo”) was controlled by Xianshou Li.

18. COMMITMENTS AND CONTINGENCIES

a) Capital commitment

As of December 31, 2013, the Company had commitments outstanding to purchase property, plant and equipment for $16,513,393, of which $16,291,575, $133,252 and $88,566 are due in 2014, 2015 and 2018, respectively.

b) Purchase commitments

In order to secure future silicon materials, the Company has entered into several long-term supply agreements with overseas suppliers in 2010. Under such agreements, the suppliers agreed to provide the Company with specified quantities of silicon materials, and the Company has made prepayments to these suppliers in accordance with the supply contracts.

Under the terms of certain supply agreements, the company is required to purchase polysilicon of $ 106,650,948 in total over the next 2 years, at prevailing market prices at the time of purchase. The quantities of raw materials governed by these contracts represent amounts the Company will utilize in the normal course of operations.

c) Product warranties

The Company offers warranties on its products and record an estimate of the associated liabilities. Product warranty activity during the years ended December 31, 2012 and 2013 was as follows:

	At December 31,
	2012	2013
	$	$
Beginning balance	12,835,583	10,316,650
Warranty provision	5,344,853	9,842,133
Revision of warranty costs	(7,787,834)	-
Warranty cost incurred	(174,334)	(49,180)
Foreign exchange effect	98,382	502,690
Ending balance	10,316,650	20,612,293

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

In June 2011, CEP Ltd., or CEP, one of our module customers, sued us in the High Court in Hong Kong for damages for alleged breach of a sales contract. We denied CEP’s assertion and defended that the termination of the sales contract was due to CEP’s material breach of the sales contract by failure to provide a letter of credit in accordance with the sales contract. The trial is completed and closed in December, 2013, and we’re waiting for the court judgment. Based on the information available to us, a negative outcome is not very probable and the amount of loss, if any, is not reasonably estimable and as such no amount was accrued as of December 31, 2013.

In December 2012, the Company received an unfavorable verdict from the Nanjing Supreme People’s Court in Nanjing, Jiangsu Province in its litigation with one of our module customers, Nanjing Zhongdian New Energy Ltd, for material breach of the sales contract. As a result of this ruling, the Company recorded charges to other operating expense and an accrual for litigation of $1,941,310 in the year ended December 31, 2012. In February 2013, the Company paid the amount in full.

In November 2013, Jiangsu Shuangliang Boiler Co., Ltd., or Jiangsu Shuangliang, one of our suppliers of polysilicon equipment, filed a case with Shanghai International Economic and Trade Arbitration Commission, against Sichuan ReneSola. The arbitration involved a payment for deoxidization furnaces we bought from Jiangsu Shuangliang of approximately RMB55.7 million ($9.2 million), and a penalty of approximately RMB6.7 million ($1.1 million); and Sichuan ReneSola then filed a case to counterclaim against Jiangsu Shuangliang for the compensation of approximately RMB31.6 million ($5.2 million) in relation to the water leaking problems arising with the deoxidization furnaces Jiangsu Shuangliang sold to us. The two disputes are still under arbitration process. Because the lawsuit was recently filed, it is difficult at this time to fully evaluate the claims and determine the likelihood of an unfavorable outcome or provide an estimate of the amount of any potential loss, and as such no amount about the penalty loss was accrued as of December 31, 2013.

19. SEGMENT REPORTING

The Company operates in two principal reportable business segments: Wafer and Cell and module. The Wafer segment involves the manufacture and sales of monocrystalline and multicrystalline solar wafers and processing services. The Cell and module segment involves manufacture and sale of PV cells and modules. Ancillary revenues and expenses, generated from one solar power plant and other unallocated costs and expenses are recorded in Other beginning in 2012. The transactions between reportable segments relate to supplier contracts for the sales of wafers and modules. These transactions are executed based on the stated contract prices, with similar terms and conditions as sales to third parties.

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

The following table summarizes the Company’s revenues generated from each segment:

	Years ended December 31, 2011
	Wafer	Cell and module	Other	Elimination	Total
Net sales	$819,405,032	$395,171,888	$-	$(229,297,553)	$985,279,367
Gross profit	$53,857,042	$37,759,156	$-	$4,436,946	$96,053,144

	Years ended December 31, 2012
	Wafer	Cell and module	Other	Elimination	Total
Net sales	$748,873,942	$518,132,795	$6,856,099	$(304,730,940)	$969,131,896
Gross (loss) profit	$(52,897,042)	$19,151,940	$3,323,488	$(5,272,043)	$(35,693,657)

	Years ended December 31, 2013
	Wafer	Cell and module	Other	Elimination	Total
Net sales	$1,271,561,269	$1,299,162,865	$17,510,352	$(1,068,599,614)	$1,519,634,872
Gross profit	$21,226,834)	$92,950,381	$9,960,204	$(20,874,452)	$103,262,967

The following table summarizes the Company’s revenues generated from each product:

	Years ended December 31,
	2011	2012	2013
Solar wafers	$471,661,221	$434,863,725	$315,037,453
Service revenue from tolling arrangement	72,470,242	666,771	1,223,637
Solar modules	381,024,666	494,158,334	1,116,885,469
Power	-	5,062,579	11,509,721
Solar cells	557,198	1,862,342	23,855,100
Other materials	59,566,040	32,518,145	51,123,492
Total	$985,279,367	$969,131,896	$1,519,634,872

The following table summarizes the Company’s revenues generated by the geographic location of customers:

	Years ended December 31,
	2011	2012	2013
Mainland China	$384,612,702	$423,874,152	$417,469,224
Taiwan	115,391,115	79,457,996	85,619,124
Australia	3,264,955	60,324,084	54,762,854
Singapore	2,303,270	49,825,855	8,273,503
Korea	89,186,998	18,035,540	51,907,636
India	4,309,772	6,102,690	59,754,261
Hong Kong	1,054,364	3,599,811	10,228,201
Japan	227,108	27,930	67,284,375
Asia Pacific Total	$600,350,284	$641,248,058	$755,299,178

Germany	110,503,738	133,066,515	155,371,123
Greece	15,294,700	53,337,917	34,028,666
Belgium	31,231,396	25,411,767	12,976,650
America	64,693,678	16,461,811	236,934,758
Italy	61,615,219	13,662,581	21,171,093
France	37,126,579	11,893,602	49,441,441
Spain	38,586,654	8,266,207	29,026,431
Czech Republic	6,563,582	4,117,232	4,484,825
England	-	5,266,047	73,191,279
Netherlands	3,853,451	3,719,537	16,433,862
South Africa	-	-	18,431,560
Others	15,460,086	52,680,622	112,844,006
Total	$985,279,367	$969,131,896	$1,519,634,872

Substantially all of the Company’s long-lived assets are located in Mainland China.

There is no customer that contributed more than 10% of net sales for year ended December 31, 2011, 2012 and 2013 respectively.

20. SUBSEQUENT EVENTS

Subsequent to December 31, 2013, the Company successfully rolled-over $200 million short-term borrowings and obtained new financings totaling $34.6 million, which are comprised of $26.9 million short-term borrowings, for its working capital needs, and $7.7 million long-term borrowings, for its project development.

On December 30, 2013, the Company signed a Memorandum of Intent to sell three power station projects in Western China, with a total capacity of 60MW, to Jiangsu Akcome Solar Science & Technology Co., Ltd., pursuant to which the share transfer agreement was subsequently entered into on January 3, 2014.

On March 25, 2014, we received a letter from the U.S. Department of Commerce ("USDOC") in which we were named as one of the mandatory respondents related to an anti-dumping investigation. We intend to fully cooperate with the investigation proceedings and to pursue the best outcome for us, as well as the industry. It is estimated the USDOC will make a preliminary ruling in June 2014. If the USDOC finds sharply increased Chinese shipments to the United States from March 2014 to the preliminary ruling date, this investigation may result in certain retroactive tariffs being applied on products shipped to the United States within the investigation scope, including modules with Chinese and Taiwanese cell elements. We cannot predict the outcome of these proceedings at this time.

SCHEDULE 1-RENESOLA LTD CONDENSED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2013

(Amounts expressed in U.S. dollars)

RENESOLA LTD

BALANCE SHEETS

	As of December 31,
	2012	2013
ASSETS
Current assets:
Cash and cash equivalents	$5,364,702	$1,032,077
Prepaid expenses and other current assets	530,343	312,743
Derivative assets	177,482	723,211
Deferred convertible notes issue costs-current	784,456	784,456
Total current assets	6,856,983	2,852,487
Investment in subsidiaries	532,632,000	305,015,166
Deferred convertible notes insurance costs-non-current	1,725,755	941,300
Other long-term assets	305,556	-
Total assets	$541,520,294	$308,808,953

LIABILITIES AND EQUITY
Current liabilities:
Amount due to subsidiaries	$60,526,078	$13,147,024
Other current liabilities	2,810,984	3,216,865
Warranty liabilities	-	9,345,000
Total current liabilities	63,337,062	25,708,889
Income tax payable	93,473	93,473
Other long-term liabilities	2,582,693	2,582,693
Convertible notes payable-non-current	111,616,000	111,616,000

Total liabilities	177,629,228	140,001,055

Equity:
Common shares (500,000,000 shares authorized at December 31, 2012 and 2013; 173,346,064 shares issued and 172,773,664 shares outstanding at December 31, 2012; 204,346,064 shares issued and 203,367,464 shares outstanding at December 31, 2013)	421,460,573	475,816,214
Additional paid-in capital	5,250,487	5,949,778
Retained earnings	(137,656,215)	(396,571,754)
Accumulated other comprehensive income	74,836,221	83,613,660
Total equity	363,891,066	168,807,898
Total Liabilities and Equity	$541,520,294	$308,808,953

SCHEDULE 1-RENESOLA LTD CONDENSED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 and 2013

(Amounts expressed in U.S. dollars except number of shares and per share data)

RENESOLA LTD

STATEMENTS OF INCOME

	Year ended December 31,
	2011	2012	2013
Cost of revenues-Product sales	$156,416	$68,930	$111,732
Gross loss	(156,416)	(68,930)	(111,732)

Operating expenses(income):
Sales and marketing	169,033	152,697	63,095
General and administrative	5,794,283	4,785,160	4,071,692
Research and development	101,350	61,724	27,608
Other operating expense (income)	(148,221)	(78,288)	30
Total operating expenses	5,916,445	4,921,293	4,162,425

Loss from operations	(6,072,861)	(4,990,223)	(4,274,157)
Non-operating (expense) income:
Interest income	917,376	28,223	440
Interest expense	(6,633,937)	(6,734,000)	(6,005,030)
Foreign exchange loss	(766)	(147)	905
Gains (losses) on derivative, net	(20,254,867)	(2,093,974)	(1,045,925)
Gains on repurchase of convertible notes	28,349,939	-	-
Fair value change of warrant liability	-	-	3,202,500
Loss before income taxes and equity in earnings of subsidiaries	(3,695,116)	(13,790,121)	(8,121,267)
Income tax benefit	1,521,441	-	-
Equity in earnings (losses) of subsidiaries	2,506,639	(228,725,418)	(250,794,272)
Net income (loss)	$332,964	$(242,515,539)	$(258,915,539)

STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Amounts expressed in U.S. dollars)

	Year ended December 31,
	2011	2012	2013
Net income (loss)	$332,964	$(242,515,539)	$(258,915,539)
Other comprehensive income:
Foreign currency translation adjustment	32,421,826	3,190,413	8,777,439
Reclassification adjustment for loss included in net income	3,043,258	-	-
Other comprehensive income	35,465,084	3,190,413	8,777,439
Comprehensive income (loss)	$35,798,048	$(239,325,126)	$(250,138,100)

SCHEDULE 1-RENESOLA LTD CONDENSED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 and 2013

(Amounts expressed in U.S. dollars)

RENESOLA LTD

STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2011	2012	2013
Net income (loss)	$332,964	$(242,515,539)	$(258,915,539)
Equity in (earnings) losses of subsidiaries	(2,506,639)	228,725,418	250,794,272
Adjustments to reconcile net income to net cash used in operating activities:
Amortization of deferred convertible notes issue costs and premium	881,172	784,456	784,456
Gains on early extinguishment of debt	(28,349,939)	-
Share-based compensation	4,359,540	2,221,406	1,626,560
Losses (gains) on derivatives	20,254,867	2,093,974	1,045,925
Fair value change of warrant liability	-	-	(3,202,500)

Changes in assets and liabilities :
Other long-term assets	-	(305,556)	305,556
Prepaid expenses and other current assets	(176,305)	(239,795)	217,601
Other current liabilities	(1,671,890)	367,088	(309,043)
Other long-term liabilities	1,610,557	-	-
Net cash used in operating activities	(5,265,673)	(8,868,548)	(7,652,712)

Investing activities:
Investment in subsidiaries	(33,800,000)	(12,830,520)	(14,400,000)
Loans to subsidiaries	-	-	-
Net cash received from (paid for) settlement of derivatives	(11,370,796)	(1,777,265)	(876,730)
Net cash used in investing activities	(45,170,796)	(14,607,785)	(15,276,730)

Financing activities:
Issuance cost refund	-	8,779	-
Proceeds from exercise of share option	148,744	-	477,829
Proceeds from issuance of common shares	-	-	70,050,000
Net proceeds from issuance of convertible notes	200,000,000	-	-
Cash paid for repurchase of common shares	(1,943,822)	-	-
Cash paid for insurance cost	(7,154,772)	-	(4,551,958)
Purchase of capped call transaction	(23,840,999)	-	-
Cash paid for repurchase of convertible notes	(57,055,127)	-	-
Payment of loan from subsidiaries	(29,235,437)	(2,842,205)	(47,379,054)
Net cash provided by financing activities	80,918,587	(2,833,426)	18,596,817

Net increase (decrease) in cash and cash equivalents	30,482,118	(26,309,759)	(4,332,625)
Cash and cash equivalents, beginning of year	$1,192,343	$31,674,461	$5,364,702
Cash and cash equivalents, end of year	$31,674,461	$5,364,702	$1,032,077

Supplemental schedule of non-cash transactions
Conversion of debt to equity	$125,160,333	$-	$-
Capital reduction of ReneSola Singapore	$-	$70,820,977	$-

SCHEDULE 1-RENESOLA LTD CONDENSED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 and 2013

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

