Form 20-F/A
period 2013-12-31
ReneSola Ltd
filed 2014-11-07
CIK 1417892

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________

FORM 20-F/A

(AMENDMENT NO. 1)

________________________

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

Commission file number: 001-33911

____________________

RENESOLA LTD

(Exact name of Registrant as specified in its charter)

____________________

N/A

(Translation of Registrant’s name into English)

British Virgin Islands

(Jurisdiction of incorporation or organization)

No. 8 Baoqun Road

Yaozhuang Town

Jiashan County

Zhejiang Province 314117

People’s Republic of China

(Address of principal executive offices)

Daniel K. Lee, Chief Financial Officer

No. 8 Baoqun Road

Yaozhuang County

Jiashan Town

Zhejiang Province 314117

People’s Republic of China

Tel: +86-573-8477-3321

Fax: +86-573-8477-3383

E-mail: daniel.lee@renesola.com

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

This Amendment No. 1 (“Amendment No. 1”) to our Annual Report on Form 20-F for the year ended December 31, 2013, originally filed with the Securities and Exchange Commission on April 25, 2014 (the “2013 Form 20-F”), is being filed for the purpose of correcting a clerical error contained in “Item 15. Controls and Procedures—Disclosure Controls and Procedures” of the 2013 Form 20-F to clarify that our management evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by the report.

Other than as required to reflect the amendment discussed above, this Amendment No. 1 does not, and does not purport to, amend, update or restate any other information in the 2013 Form 20-F, or reflect any events that have occurred after the filing of the 2013 Form 20-F. Our 2013 Form 20-F, as amended by this Amendment No. 1, continues to speak as of the initial filing date of the 2013 Form 20-F.

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

Our management, including our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Exchange Act, at December 31, 2013. Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures required by paragraph (b) of Rules 13a-15(b) or 15d-15(b) were effective as of December 31, 2013.

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

2

ITEM 19. EXHIBITS

Exhibit Number	Description of Document

12.1	CEO Certification, pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	CFO Certification, pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

3

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 on Form 20-F/A on its behalf.

RENESOLA LTD

By:	/s/ Xianshou Li
Name:	Xianshou Li
Title:	Director and Chief Executive Officer

Date: November 7, 2014

4