Form 20-F
period 2014-12-31
ReneSola Ltd
filed 2015-04-23
CIK 1417892

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014.

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

203,777,464 shares, no par value per share, as of December 31, 2014

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

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

•	“we,” “us,” “our company,” “our” or “ReneSola” refers to ReneSola Ltd, a British Virgin Islands company, its predecessor entities and its subsidiaries;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report on Form 20-F only, Taiwan, and the special administrative regions of Hong Kong and Macau;

•	“RMB” or “Renminbi” refers to the legal currency of China; all references to “$,” “dollars” and “U.S. dollars” refer to the legal currency of the United States; all references to “£” and “pounds sterling” refer to the legal currency of the United Kingdom; all references to “€” or “Euro” refer to the official currency of the European Union and the currency that is used in certain of its member states;

•	“ADSs” refers to our American depositary shares, each of which represents two shares, and “ADRs” refers to the American depositary receipts that evidence our ADSs; and

•	“shares” refers to shares of ReneSola Ltd with no par value.

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

For disclosure of operating data as of and after January 1, 2013 and prior to January 1, 2014, we have assumed an average conversion efficiency rate of 19.0% and 17.8% for solar cells using our monocrystalline wafers and multicrystalline wafers, respectively. Based on this conversion efficiency, for wafers produced on or after January 1, 2013 and prior to January 1, 2014, we have assumed that (i) each 125 mm by 125 mm monocrystalline wafer can generate approximately 2.7 W of power, (ii) each 156 mm by 156 mm monocrystalline wafer can generate approximately 4.2 W of power and (iii) each 156 mm by 156 mm multicrystalline wafer can generate approximately 4.2 W of power.

For disclosure of operating data as of and after January 1, 2014, we have assumed an average conversion efficiency rate of 19.2% and 17.8% for solar cells using our monocrystalline wafers and multicrystalline wafers, respectively. Based on this conversion efficiency, for wafers produced on or after January 1, 2014 and prior to January 1, 2015, we have assumed that (i) each 125 mm by 125 mm monocrystalline wafer can generate approximately 2.88 W of power, (ii) each 156 mm by 156 mm monocrystalline wafer can generate approximately 4.45 W of power and (iii) each 156 mm by 156 mm multicrystalline wafer can generate approximately 4.23 W of power. Power generation assumptions for each wafer may change in the future.

We also measure our ingot manufacturing capacity and production output in MW based on our general yield, in MW, of solar wafers under our current manufacturing process.

All references to “PV” are to photovoltaic. The photovoltaic effect is a process by which sunlight is converted into electricity.

This annual report on Form 20-F includes our audited consolidated balance sheets as of December 31, 2013 and 2014 and our audited consolidated income statements, statements of comprehensive income (loss), changes in equity and cash flows for each of the three years ended December 31, 2014.

This annual report contains translations of certain Renminbi amounts into U.S. dollars at the rate of RMB 6.2046 to $1.00, the noon buying rate in effect on December 31, 2014 as set forth in the H.10 Statistical Release of the Federal Reserve Bank Board. We make no representation that the Renminbi or dollar amounts referred to in this annual report on Form 20-F could have been or could be converted into dollars or Renminbi, as the case may be, at any particular rate or at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Fluctuations in exchange rates may have a material adverse effect on your investment.” On April 17, 2015, the noon buying rate was RMB6.1976 to $1.00.

We and certain selling shareholders of our company completed an initial public offering on January 29, 2008 and listed our ADSs on the New York Stock Exchange, or the NYSE, under the symbol “SOL.”

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

Our Selected Consolidated Financial Data

The following selected data from the consolidated income statements for the years ended December 31, 2012, 2013 and 2014 and the selected consolidated balance sheet data as of December 31, 2013 and 2014 are derived from our audited consolidated financial statements included elsewhere in this annual report. The selected data from the consolidated income statements for the years ended December 31, 2010 and 2011 and the consolidated balance sheet data as of December 31, 2010, 2011 and 2012 are derived from our consolidated financial statements, which are not included in this annual report. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. The historical results are not necessarily indicative of results to be expected in any future period.

	For the Year Ended December 31,
	2010	2011	2012	2013	2014
	(in thousands, except percentage, share and per share data)
Consolidated Statement of Income Data
Net revenues(1)	$1,205,579	$985,279	$969,132	$1,519,635	$1,561,497
Cost of revenues(2)(3)	(852,220)	(885,332)	(1,007,269)	(1,406,530)	(1,352,214)
Gross profit (loss)	353,359	99,947	(38,137)	113,105	209,283
Operating (expenses) income:
Sales and marketing(3)	(13,755)	(21,127)	(31,203)	(75,595)	(93,067)
General and administrative	(43,314)	(38,550)	(50,882)	(55,633)	(67,294)
Research and development	(36,263)	(47,055)	(44,102)	(46,452)	(52,575)
Other operating (expenses) income	(14,083)	18,327	1,656	45,886	11,870
Impairment of long-lived assets	—	—	(6,438)	(202,757)	—
Goodwill impairment	—	—	(6,161)	—	—
Intangible asset impairment	—	—	(3,764)	—	—
Total operating expenses	(107,415)	(88,405)	(140,894)	(334,551)	(201,066)
Income (loss) from operations	245,944	11,542	(179,031)	(221,446)	8,217
Non-operating income (expenses):
Interest income	1,835	7,862	7,118	8,443	5,010
Interest expense	(23,246)	(37,190)	(50,629)	(52,109)	(49,016)
Foreign exchange (losses) gains	(1,813)	6,612	1,386	(368)	(27,009)
Gains on repurchase of convertible notes	6	28,350	—	—	7,048
Gains (losses) on derivatives, net	6,268	(15,297)	(54)	634	6,058
Fair value change of warrant liability	—	—	—	3,203	7,455
Gain on disposal of subsidiaries	—	(193)	—	—	8,253
Other-than-temporary impairment loss on available-for-sale investment	—	(6,207)	—	—	—
Total non-operating (expenses)	(16,950)	(16,063)	(42,179)	(40,197)	(42,201)
Income (loss) before income tax, non-controlling interests	228,994	(4,520)	(221,210)	(261,643)	(33,984)
Income tax benefit (expenses)	(59,998)	4,851	(21,352)	2,723	350
Equity in (loss) of investee, net of tax	—	—	—	—	—
Net income (loss)	168,996	331	(242,562)	(258,920)	(33,634)
Less: Net income (loss) attributable to non-controlling interests	—	2	(47)	(4)	(4)
Net income (loss) attributable to holders of ordinary shares	$168,996	$333	$(242,515)	$(258,916)	$(33,630)

Earnings (loss) per share:
Basic	$0.98	$0.00	$(1.40)	$(1.42)	$(0.17)
Diluted	$0.97	$0.00	$(1.40)	$(1.42)	$(0.17)

Earnings (loss) per ADS:
Basic	$1.96	$0.00	$(2.81)	$(2.85)	$(0.33)
Diluted	$1.93	$0.00	$(2.81)	$(2.85)	$(0.33)
Weighted average number of shares used in computing earnings per share:
Basic	172,870,921	173,496,901	172,671,369	182,167,908	203,550,049
Diluted	175,111,731	173,870,162	172,671,369	182,167,908	203,550,049
Other Consolidated Financial Data
Gross margin	29.3%	10.1%	(3.9)%	7.4%	13.4%
Operating margin	20.4%	1.2%	(18.5)%	(14.6)%	0.5%
Net margin	14.0%	0.0%	(25.0)%	(17.0)%	(2.2)%
Selected Consolidated Operating Data
Solar power products shipped (in MW)(4)	1,182.8	1,294.8	2,219.3	3,218.0	2,878.2

(1)	Includes nil, $6.8 million, $63.7 million, $3.1 million and $2.9 million of net revenues from products sold to related parties in 2010, 2011, 2012, 2013 and 2014, respectively.

(2)	Includes nil, $6.7 million, $68.3 million, $3.6 million and $2.7 million of cost of revenues of solar products sold to related parties in 2010, 2011, 2012, 2013 and 2014, respectively.

(3)	Starting from the first quarter of 2014, we changed our accounting classification of warranty expenses, which were previously classified as part of cost of revenues, to better reflect our global original equipment manufacturers, or OEM, business operations and align our accounting policy to industry peers. Accordingly, beginning from the first quarter of 2014, warranty expenses have been recognized as part of selling expenses. The change in classification has been retroactively applied and the comparative consolidated income statement amounts for the years ended December 31, 2010 to 2013 have been adjusted accordingly. This reclassification impacted our consolidated financial statements as follows: (i) our revised gross profit increased by $5.4 million in 2010, increased by $3.9 million in 2011, decreased by $2.4 million in 2012, increased by 9.8 million in 2013 and increased by $13.1 million in 2014, and (ii) our revised sales and marketing expenses increased by $5.4 million in 2010, increased by $3.9 million in 2011, decreased by $2.4 million in 2012, increased by $9.8 million in 2013 and increased by $13.1 million in 2014.

(4)	Includes solar ingots, wafers, cells and modules shipped, as well as solar wafers and modules shipped from processing services.

	As of December 31,
	2010	2011	2012	2013	2014
	(in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	$290,702	$379,039	$93,283	$86,773	$99,848
Inventories	170,599	154,182	254,880	359,577	357,361
Advances to suppliers—current	26,315	16,164	23,614	14,210	27,494
Total current assets	698,009	832,922	873,779	1,206,798	859,531
Property, plant and equipment, net	801,472	980,165	1,102,562	863,093	750,298
Advances for purchases of property, plant and equipment	26,930	25,867	8,317	2,214	1,756
Advances to suppliers—noncurrent	13,743	17,644	5,928	5,627	—
Total assets	1,593,945	1,948,976	2,058,325	2,139,751	1,669,008
Short-term borrowings	400,798	570,894	733,618	673,096	654,675
Advances from customers—current	57,396	58,238	40,384	99,499	84,412
Total current liabilities	778,247	989,377	1,442,229	1,712,973	1,336,792
Total equity	586,464	601,141	364,403	169,107	135,156
Total liabilities and equity	$1,593,945	$1,948,976	$2,058,325	$2,139,751	$1,669,008

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Related to Our Business

Our financial leverage may hamper our ability to expand and may materially affect our results of operations. Our borrowing levels and the tightening of credit generally in the industry in the PRC may adversely impact our ability to obtain new financing.

We have relied on short-term and long-term borrowings and capital market financing to fund a portion of our capital requirements and expect to continue to do so in the future. We have significant borrowings from commercial banks in China, which consist primarily of short-term borrowings. As of December 31, 2014, we had short-term borrowings of $654.7 million, of which $337.3 million was attributable to trade financing. Our working capital deficit was $506.2 million and $477.3 million as of December 31, 2013 and 2014, respectively. As of December 31, 2014, we also had long-term borrowings of $43.5 million. Furthermore, we completed an offering of convertible senior notes due 2018 in March 2011 and the carrying value of our convertible senior notes was $94.6 million as of December 31, 2014. Subsequent to December 31, 2014, we repurchased convertible senior notes in the amount of $31.7 million. As of March 31, 2015, the carrying value of our convertible senior notes was $62.9 million. There is a put option held by our convertible senior note holders, whereby on March 15, 2016 they may require us to repurchase for cash all or any portion of the notes at a price equal to 100% of the principal amount of the convertible senior notes plus any accrued and unpaid interest.

The amount of our borrowings could constrain our operational flexibility, including requiring a substantial portion of our cash flows to be set aside to service our debt obligations, increasing our exposure to interest rate fluctuations and limiting our ability to obtain additional financing. Furthermore, the PRC government may pass measures to tighten credit, including trade financing, available in the PRC market. All of the above may impair our ability to obtain financing on favorable terms, or at all. In addition, we may not be able to raise necessary funding on favorable terms, or at all, to refinance our debt obligations. If our cash flows and capital resources are insufficient to service our debt obligations, our business, prospects and financial conditions may be materially and adversely affected. If we fail to obtain additional sources of financing, we may not be able to continue to fund our operations or business.

We intend to obtain additional debt obligations to finance our operations and future expansion. To the extent we are successful in obtaining additional financing, we will allocate an increasing portion of our cash flows to service our debt obligations. This could impair our ability to make necessary capital expenditures, develop business opportunities or make strategic acquisitions. Our business may not generate sufficient cash flows from operations in the future to service our debt and make necessary capital expenditures, in which case we may seek additional financing, dispose of certain assets or seek to refinance some or all of our debt. In addition, these alternatives may not be implemented on satisfactory terms, if at all. In the event that we are unable to meet our debt obligations when they become due or if our creditors take legal action against us for repayment upon any default, we may have to liquidate our long-term assets to repay our creditors. This would materially and adversely affect our operations and prevent us from successfully implementing our business strategy. In addition, we may have difficulty converting our long-term assets into current assets in such a situation and may suffer losses from the sale of our long-term assets and may not be able to continue our business.

Volatile market and industry trends, in particular, unfavorable changes in supply or demand for solar power products throughout the value chain, and continued substantial downward pressure on the prices of our products will have a negative impact on our business and results of operations.

The sales volume and prices of our solar power products depend on a variety of factors, including supply and demand of solar power products in key solar markets. The solar industry has seen an increase in demand for solar power products due in part to the improvement of global economic conditions since 2009, when the global economic downturn materially reduced demand for solar power products. Despite a recovery in demand, the prices of solar power products have been volatile in recent years due to the unstable supply of solar power products. The solar industry is expected to continue to be highly competitive. Increased production efficiencies and improved technologies may further reduce costs of polysilicon and other silicon raw materials, which have already declined significantly over the past few years. Potential further expansion of manufacturing capacity in the future by our competitors, by us or by potential new entrants into the market, given the relatively low barriers to entry, may result in continued excess capacity in the industry.

If the markets for solar power products continue to suffer from oversupply resulting in reduced prices or if we are unable to lower our costs in line with the decline in prices, by, for example, increasing our manufacturing efficiency, securing polysilicon feedstock and consumables at lower costs, achieving technological advances and/or other means reasonably available to us, our business and results of operations would be materially and adversely affected.

Imposition of anti-dumping and countervailing orders in one or more markets may result in additional costs to our customers and disruptions in such markets and could materially and adversely affect our business, results of operations, financial conditions and prospects.

Trade actions initiated in the United States or other jurisdictions, including the European Union and India, and the resulting anti-dumping and countervailing duties imposed on solar imports in those jurisdictions have caused disruptions in the solar markets, resulted in additional costs to our customers and materially and adversely affected our business. Specifically:

•	In 2011, solar panel manufacturing companies in the United States filed anti-dumping and countervailing duty petitions with the U.S. government, which resulted in the institution of anti-dumping and countervailing duty investigations relating to imports into the United States of crystalline silicon photovoltaic, or CSPV, cells, whether or not assembled into modules, from China. In November 2012, the U.S. International Trade Commission, or the USITC, upheld higher anti-dumping and countervailing duty tariffs that had been imposed in October 2012 by the U.S. Department of Commerce, or the USDOC. The actual duty rates at which entries of covered merchandise will be finally assessed may differ from the announced deposit rates because they are subject to completion of ongoing administrative reviews of the anti-dumping and countervailing duty orders. The first administrative review process is still underway, with preliminary results published on January 8, 2015, and final results expected in the second quarter of 2015. In its preliminary results, the anti-dumping rate proposed for approximately 20 Chinese exporters (including us) was 1.82%, significantly below the average net cash deposit rate initially projected. The proposed countervailing duty rate for us was 15.68%. A second administrative review, which will assess duties for our imports into the United States during December 1, 2013 through November 30, 2014, and which could be lower or higher than the deposit rates for these imports, has been initiated. The final determination on the deposit rates may affect our financial condition and results of operations;

•	On December 31, 2013, SolarWorld Industries America, Inc., the U.S. subsidiary of SolarWorld AG, filed a new trade action at the USDOC and the USITC accusing Chinese producers of certain CSPV cells and modules of dumping their products into the United States and of receiving countervailable subsidies from the Chinese authorities. This trade action also accused Taiwanese producers of certain CSPV cells and modules of dumping their products into the United States. Excluded from these new actions were those Chinese-origin solar products covered by the 2012 rulings detailed above. We were identified as one of a number of Chinese producers exporting subject goods to the U.S. market. We also have affiliated U.S. operations that import goods subject to these new investigations;

We were named as one of the mandatory respondents related to an anti-dumping investigation, so that we will receive an individual rate based on an investigation of our U.S. imports. We have fully cooperated and intend to continue to cooperate with the investigation proceedings and to pursue the best outcome. On December 16, 2014, the USDOC announced its affirmative final determinations in the anti-dumping duty investigations of imports of certain CSPV products from China and Taiwan, and the countervailing duty investigation of imports of certain CSPV products from China. The USDOC determined that imports of certain CSPV products were dumped in the United States from China and Taiwan and imports of certain CSPV products from China received countervailable subsidies. Following the USDOC’s determination, on January 21, 2015, the USITC announced its affirmative final determination that imports of certain CSPV products from mainland China and Taiwan materially injured the domestic industry. As a result of the USITC’s affirmative determinations, the USDOC will issue countervailing duty orders on imports of these products from mainland China and anti-dumping duty orders on imports of these products from China and Taiwan. Under the final determination of the USDOC, we received a final dumping tariff of 78.42% and a final subsidy tariff of 38.72%, which establish the deposit rates for our U.S. imports. The U.S. system imposes final duties retroactively, so that the actual duty rates at which our U.S. imports will be finally assessed may differ from the announced deposit rates based on the completion of administrative reviews which will be conducted related to these anti-dumping and countervailing duty orders. Such final determination on dumping tariffs and subsidy tariffs may negatively affect our financial condition and results of operations;

•	On June 4, 2013, the European Union imposed provisional anti-dumping duties on Chinese solar panels at the starting rate of 11.8% until August 6, 2013, and an increased rate of an average of 47.6% from that date. However, on July 27, 2013, the European Union trade commissioner announced his satisfaction with an offer of a price undertaking submitted by Chinese solar panel exporters, including us, under which, according to reports, Chinese solar panel exporters have agreed to limit their exports of solar panels to the European Union and for no less than a minimum price per watt, in exchange for the European Union’s agreement to forgo the imposition of anti-dumping duties on these imports of solar panels from China. The accord was approved by the European Commission on August 2, 2013. According to the accord, solar panels imported into the European Union from China after the annual quota is reached will be subject to anti-dumping duties. According to the reported official statements by the European Union trade commissioner, this accord also could be used to resolve the parallel anti-subsidy investigation, commenced by the European Union on November 8, 2012, prior to the imposition of provisional anti-subsidy measures. On August, 7, 2013, the European Commission announced that it would not impose any provisional measures in its anti-subsidy investigation. On December 5, 2013, the European Council announced its final decision imposing definitive anti-dumping and anti-subsidy duties on imports of CSPV cells and modules originating from or consigned from China. An average duty of 47.7%, consisting of the anti-dumping and anti-subsidy duties, will be applied for a period of two years beginning on December 6, 2013 to Chinese solar panel exporters who cooperated with the European Commission’s investigations. On the same day, the European Commission announced its decision to confirm the acceptance of the price undertaking offered by Chinese export producers with the China Chamber of Commerce for Import and Export of Machinery and Electronic Product in connection with the anti-dumping proceeding and to extend the price undertaking to the anti-subsidy proceeding, which will exempt them from both anti-dumping and anti-subsidy duties;

Starting in 2014, the European Commission audited the top eight solar companies in terms of shipments with respect to their compliance with the price undertaking. In March 2015, the European Commission notified us of a potential compliance issue with the undertaking agreement, mainly due to the impracticality of monitoring our OEM producers and undertaking practice, and proposed to exclude us from the companies from which they had accepted the undertaking. We are contesting such proposal, as we believe such allegation is biased given that we have fully complied with the undertaking agreement. If the final determination is affirmative, we will have to pay the anti-dumping duty and countervailing duty when we export products that originated from China. However, our OEM products can be transacted freely without any duties and any limitation of the undertaking agreement. The final determination is expected to be issued by May 2015;

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

•	In November 2012, India initiated an anti-dumping investigation on imported solar products from China, Taiwan, the United States, and Malaysia. The scope of the Indian complaint was thin-film and CSPV cells and modules, as well as “glass and other suitable substrates.” On May 22, 2014, India’s Ministry of Commerce and Industry, Department of Commerce released its final findings that certain exports from the United States, China, Taiwan and Malaysia have been dumped in the Indian market and recommended imposing additional duties ranging from $0.64 to $0.81 per watt of electricity produced on solar cell imports from these countries. However, in September 2014, India’s Ministry of Finance decided against imposing any such duties;

•	Import restrictive proceedings initiated in China and any anti-dumping or countervailing duties imposed by Chinese authorities on silicon imports could increase the costs of polysilicon and hence our cost of production. In 2012, some solar power product producers in China filed anti-dumping and countervailing actions with the PRC Ministry of Commerce. In July and November 2012, the PRC Ministry of Commerce initiated an investigation into the import of polycrystalline silicon from the United States, the European Union and South Korea. On July 18, 2013, the PRC Ministry of Commerce announced that it would impose temporary security deposits on imports of solar-grade polysilicon at rates as high as 57% for U.S. suppliers and 48.7% for South Korean suppliers. On January 20, 2014, the PRC Ministry of Commerce announced the final action that it would impose a countervailing duty at the rate of 2.1% and an anti-dumping duty at rates ranging from 53.3% to 57% on imports of solar-grade polysilicon from U.S. suppliers and an anti-dumping duty at rates ranging from 2.4% to 48.7% on imports from South Korean suppliers in the next five years. On April 30, 2014, the PRC Ministry of Commerce announced the final action that it would impose a countervailing duty at the rate of 1.2% on imports of solar-grade polysilicon and an anti-dumping duty at rates ranging from 14.3% to 42% on imports of solar-grade polysilicon from European Union suppliers in the next two years. On August 14, 2014, the PRC Ministry of Commerce and the General Administration of Customs of the PRC announced that they will cease to accept applications for import business of solar-grade polycrystalline silicon starting from September 1, 2014. Importation of the above-mentioned silicon pursuant to import business contracts which were approved by the PRC Ministry of Commerce before September 1, 2014 is permitted to continue until the termination date of the respective contracts. Although we do not import any polysilicon from the United States and only approximately 57% of our total polysilicon supply in 2014 was purchased from a South Korean supplier, which is subject to a 2.4% temporary security deposit imposed by China, we cannot assure you that we will not be subject to any such deposit requirements in the future;

•	On May 14, 2014, the Australian Anti-Dumping Commission initiated an investigation into the alleged dumping of certain CSPV modules or panels exported to Australia from China. We were named as one of the mandatory respondents related to such anti-dumping investigation. We fully cooperated with the investigation proceedings. In December 2014, the Australian Anti-Dumping Commission published the Investigation Verification Report which indicated that the assessed dumping margin for ReneSola Australia is -0.3%. Although we only generated 6.2%, 3.6% and 3.7% of our total revenue from Australia in 2012, 2013 and 2014, respectively, and the Australian Anti-Dumping Commission found that the alleged dumping had only caused a negligible injury to the Australian industry, according to a “Statement of the Essential Facts” published by the commission on April 7, 2015, we cannot guarantee you that the final determination, which is expected to be issued no later than June 19, 2015, will not materially and adversely affect our cash flows and operating results; and

•	On December 5, 2014, the Canada Border Services Agency, or CBSA, initiated investigations on the alleged injurious dumping and subsidizing of certain photovoltaic modules and laminates originating in or exported from China. On March 5, 2015, the president of the CBSA made preliminary determinations of dumping and subsidizing with respect to the above products from China. The estimated provisional duty for us is 9.14%. The investigation continues and the president of the CBSA will make final determinations or terminate the investigations by June 3, 2015.

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

Our polysilicon manufacturing facilities may not achieve our planned utilization rate or operational efficiency, which may negatively affect our profit margin. Any issues with our polysilicon manufacturing facilities as a result of operating hazards and natural disasters may limit our ability to manufacture such products.

In 2012, we completed the construction of a polysilicon manufacturing facility in Meishan, Sichuan Province, through our wholly owned subsidiary, Sichuan ReneSola Silicon Material Co., Ltd., or Sichuan ReneSola, which was established in Sichuan Province in August 2007. We ramped up our polysilicon manufacturing facility in two phases. Phase I of our polysilicon facility had been in full operation since the beginning of 2011 and Phase II of the facility was completed in June 2013. Prior to our operation of the polysilicon manufacturing facility in Sichuan Province, we did not have any experience operating polysilicon production facilities. Manufacturing polysilicon is a highly complex chemical process and we may not be able to produce polysilicon of sufficient quantity and quality or at a cost comparable to or lower than those of other polysilicon manufacturers or on schedule to meet our wafer manufacturing requirements. Minor deviations in the manufacturing process can cause substantial decreases in yield and in some cases cause production to be suspended or to yield no output. In addition, our production cost was higher than previously expected due to continuous trial runs, system testing, purchases of trichlorosilane, or TCS, and minimal activated hydrogenation processes. At the end of September 2013, we concluded that our efforts to sufficiently reduce the cost of polysilicon production as compared to its prevailing market price were not successful. After conducting a further internal assessment, we determined that it was no longer feasible to operate our Phase I facility without incurring a loss and to recognize an impairment charge in our wafer segment accordingly. Production at the Phase I facility was permanently discontinued in October 2013. Our remaining Phase II polysilicon facility currently has an annual manufacturing capacity of 6,000 metric tons and was running in full capacity and generated positive cash flow in 2014.

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

Because our polysilicon manufacturing capabilities are concentrated in our manufacturing facilities in Sichuan Province, any problem in our facilities may limit our ability to manufacture such products. We may encounter problems in our manufacturing facilities as a result of, among other things, production failures, construction delays, human error, equipment malfunction or process contamination, which could seriously harm our operations. We may also experience fires, floods, droughts, power losses and similar events beyond our control that would affect our facilities. Operating hazards and natural disasters, such as earthquakes may also cause interruption to our operations, property and/or environmental damage as well as personal injuries, and any of these incidents may have a material adverse impact on our results of operations. On April 20, 2013, a strong earthquake hit part of Sichuan Province, resulting in significant casualties and property damage. Also, in July 2013, flooding in Sichuan Province caused a delay in our polysilicon production. While we did not suffer any significant loss or experience any significant disruption due to the earthquake or the flooding mentioned above, if a similar disaster were to occur in the future that affects any place where we have major operations, our operations could be disrupted and affected by loss of personnel and damage to property. Although we carry business interruption insurance, losses incurred or payments required to be made by us due to operating hazards or natural disasters that are not fully insured may have a material adverse effect on our financial condition and results of operations.

Our long-lived assets may be subject to impairment.

We evaluate our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable or that the useful life of the asset is shorter than originally estimated. We recognize an impairment loss in the event the carrying amount exceeds the estimated future undiscounted cash flows attributable to such assets. The impairment charge recognized is based on the amount by which the carrying amount asset exceeds its fair value. In 2012, as a result of the effects of weakening market conditions and a sustained, significant decline in our market capitalization to a level lower than our net book value, we concluded that changes in circumstances existed and performed recoverability tests, based on which we determined that the carrying value of certain assets of monocrystalline furnaces would not be recoverable and recorded an impairment loss on long-lived assets of $6.4 million. In addition, at the end of September 2013, we concluded that our efforts to sufficiently reduce the cost of polysilicon production as compared to its prevailing market price were not successful. After conducting a further internal assessment we determined that it was no longer feasible to operate our Phase I facility without incurring a loss and to recognize the impairment charge in our wafer segment accordingly. Production at the Phase I facility was permanently discontinued in October 2013. Although we did not record any asset impairment in 2014, if we are forced to write down the value of our long-lived assets again in the future, these non-cash asset impairments could materially and negatively affect our results of operations in the period in which they are recorded.

We require a substantial amount of cash to fund our operations. If we fail to obtain additional capital when we require it, our prospects and future profitability may be materially and adversely affected.

We require a significant amount of cash to fund our operations. We require capital to fund any expansion of our manufacturing capacities and our research and development activities in order to remain competitive in the solar industry. Future expansions, changes in market conditions or other developments will also cause us to require additional funds. Due to prevailing market conditions and industry practice, we have been providing longer credit terms to a number of customers (as it has become customary in the industry to do so), which has had a negative effect on our cash flows. Such customers who have high credit worthiness may be granted longer credit terms; however, we do not amend contracts once delivery is deemed to have occurred. Moreover, as of December 31, 2014, our current liabilities exceeded our current assets by $477.3 million. While we had cash and cash equivalents of $99.8 million as of December 31, 2014, we had a negative cash flow from operations of $121.7 million, short-term bank borrowings of $624.9 million all due within one year, and the current portion of our long-term bank borrowings amounted to $29.8 million, which is not expected to be renewed.

As of December 31, 2014, several factors have raised substantial doubts about our ability to continue as a going concern for the foreseeable future, including: (i) we incurred a net loss of $33.6 million and a negative operating cash flow of $121.7 million for the year ended December 31, 2014 (ii) as of December 31, 2014, our current liabilities exceeded our current assets by $477.3 million, and (iii) there is a put option held by our convertible senior note holders, whereby on March 15, 2016 they may require us to repurchase for cash all or any portion of the notes at a price equal to 100% of the principal amount of the convertible senior notes plus any accrued and unpaid interest. These factors could adversely affect our ability to meet our ongoing financing needs as well as to obtain third party financing, which is subject to a number of uncertainties, including our future financial condition, operations and reputation, general market conditions in our industry and economic, political and other conditions in China and elsewhere. For example, weakening global economic conditions and macroeconomic factors in the PRC, such as credit tightening policies implemented by the Chinese government, may negatively impact our ability to obtain financing in a timely manner or on commercially acceptable terms.

We may not be able to refinance our borrowings as they mature. In the event that we are unable to obtain extensions of these borrowings or sufficient alternative financing at reasonable terms to make repayments, as we do not expect to be able to generate sufficient cash from operating activities in 2015 to repay all of these borrowings, we may not be able to repay such borrowings in full or at all when due. If we were to default on the repayment of these borrowings, we would not be able to continue our operations as a going concern. Moreover, future turbulence in global economic conditions and the potential impact on the liquidity of financial institutions may have an adverse effect on our ability to fund our operations and future expansion through borrowings or our ability to borrow on terms that we believe to be reasonable, or at all. Our operations, results of operations and growth prospects may be materially and adversely affected if the global economic conditions worsen or do not improve.

We face uncertainties in connection with the implementation of our business strategy to transform our business focus from wafer and module manufacturing to global energy efficient products and services and downstream projects.

At the end of 2012, we started to implement our business strategy to transform the focus of our business from solar wafer manufacturing to module manufacturing. The shift in our business focus was completed in 2013. In connection with this business transformation, we have implemented a number of strategic initiatives, including increasing our module sales and marketing staff and expanding our in-house module manufacturing capacity from 500 MW to 1.2 gigawatt, or GW, which we believe to have been executed with highly efficient equipment and advanced technologies. Starting from early 2014, we began to expand our operations into the broader energy efficient products and services business and into downstream solar projects. However, we cannot assure you that we will be able to continue to implement our business strategy and initiatives effectively and efficiently or that our transformation will result in improved production, sales or operating results or generate shareholder value in the long term. Moreover, as we shift our emphasis from solar product manufacturing to solar product-related and other energy-efficient product-related services we also have to compete with existing players in the services sectors including distribution and logistics companies, many of whom are established players with greater resources, longer relationships with customers, greater brand recognition and larger scales of production. Our ability to transform to and expand into the services business is also subject to significant risks and uncertainties, including without limitation, having potentially greater operating costs, excess inventory and having lower shipments due to a greater focus on smaller projects and smaller customers. Our downstream project initiatives require significant initial investments. There is a risk that we may not be able to obtain the necessary funding to fully invest in these downstream projects, or that investments in these projects will significantly impact our working capital as a result of a slowdown in reinvestment of cash relative to our traditional wafer and module business. If our transformation strategy and initiatives do not achieve their intended results, or if we do not compete successfully against existing players in the services and downstream solar markets, our business, operations and financial results may be materially and adversely impacted.

Failure to increase our manufacturing capacity or output and expand our module sales business as planned may materially and adversely affect our overall business and competitiveness. Volatility in and large decrease of prices of solar power products may cause significant fluctuations or declines in our revenue.

Most of our wafer sales, particularly sales to our major customers, are made under purchase orders based on the spot market rates. While we are subject to certain long-term sales contracts, the pricing terms and volumes under such contracts can be subject to renegotiations in situations where there is substantial market volatility. We also have short-term sales contracts and long-term framework contracts that provide for variable pricing and volume terms with our customers. Therefore, volatility or significant decreases in the prices of solar power products have subjected us, and may subject us, to major fluctuations or declines in our revenue under our renegotiated long-term contracts, short-terms sales contracts and long-term framework contracts.

Volatility in polysilicon prices and changes in supply and demand for solar power products may give rise to disputes between us and our suppliers or customers, which may have a material adverse effect on our business and results of operations.

Polysilicon is an essential raw material in the production of our solar power products. We currently produce 6,000 metric tons of polysilicon internally, but it is not sufficient to meet our total demand. The market price of polysilicon rose from $20 per kilogram to $22 per kilogram and remained at approximately $20 per kilogram during the course of 2014. If prices rise, we will incur higher costs relating to the external purchase of polysilicon, which may adversely affect our overall profitability. On the contrary, if the actual prices of polysilicon and our finished products are less favorable than our forecast, we may be exposed to inventory write-downs on a net realizable value basis, which may have an adverse effect on our results of operations. In addition, we have entered into long-term polysilicon purchase agreements with international suppliers. In the past, the long-term polysilicon purchase agreements we entered into with international suppliers did not provide for price adjustments in the event of fluctuations in the market price of polysilicon. In 2012, we renegotiated with these suppliers for each purchase order during the year ended December 31, 2012 and successfully changed the terms to be close to the market price. If we are unable to make similar arrangements in the future, we may incur higher raw material costs than market prices or our competitors who are not bound by long-term supply contracts for fixed prices, which in turn could have a material adverse effect on our competitiveness, results of operations and financial condition. Furthermore, in light of the volatility of polysilicon prices and changes in supply and demand of solar power products, our suppliers and customers may become involved in negotiations or disputes with us regarding terms and conditions of the agreements or arrangements with them, including the quantity and price of the products to be delivered under existing agreements or arrangements. Any negotiation or litigation arising out of these disputes could distract management from the day-to-day operation of our business, subject us to potentially significant legal expenses, result in the forfeiture of our deposits under long-term polysilicon contracts and interrupt the sourcing of our polysilicon or the sales of our solar power products, which could materially and adversely affect our business and results of operations.

Volatility in the prices of, and any failure to secure the supply of, other raw materials may have a material adverse effect on our business and results of operations.

In addition to polysilicon, we also depend on the supply of other raw materials such as steel and slurry for our production activities. Given our focus on cost reductions in a market where our products are subject to industry-wide downward pricing pressure, we may be outbid by purchasers in other industries or other players in the same industry for such raw materials. If we are unable to secure the supply of such raw materials at reasonable costs, we may experience interruptions to our production or otherwise incur significant costs that could have a material adverse effect on our business and results of operations.

Moreover, we are subject to fluctuations in the prices of other raw materials. If we are unable to manage such risks, we may incur substantial costs when the prices of such raw materials increase significantly or experience write-downs in our inventory when their prices decline, which in turn could have a material adverse effect on our business, financial condition and results of operations.

We may be exposed to intellectual property infringement or misappropriation claims by third parties which, if determined adversely to us, could cause us to pay significant damage awards.

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

We maintain an internal control system consisting of components such as an internal control department, a whistleblower hotline and other channels for internal reporting, and policies and procedures that are designed to monitor and control potential risk areas relevant to our business operations. However, due to the inherent limitations in the design and implementation of any internal control system, we cannot assure you that our internal control system will be able to identify, prevent and remedy all risks arising from our business activities as intended or otherwise effectively be implemented, monitored or managed by us. Moreover, we cannot guarantee all of our employees will act in compliance with our employee policies and be applicable laws and regulations. Any misconduct or violation by our employees could adversely affect our business and reputation or lead to regulatory sanctions being imposed against us or causing us to incur litigation costs.

In addition, as we continue to transform the focus of our business from solar wafer manufacturing to both solar wafer and module manufacturing, and to expand our product lines and breadth of operations globally, our business operations will become more complex. Although we will continue to reassess and seek ways to improve upon our internal control system as necessary, the transformation and expansion of our business operations may give rise to additional internal control risks that are currently unknown to us, despite any efforts to anticipate such risks.

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

However, as the solar power industry continues to develop, these government subsidies and economic incentives have been reduced and could continue to be reduced or be eliminated altogether. For example, in 2011, a decrease in payment to solar power producers, in the form of feed-in tariffs and other reimbursements and a reduction in available financing caused a decrease in the growth in a number of solar power projects in the European markets. Certain reductions in feed-in-tariff programs have continued in 2012 and 2013 across Europe, including Germany, Italy, Spain, Romania and the Czech Republic. The feed-in-tariff reduction continued in 2014 in Germany. In China, the State Council issued the Several Opinions of the State Council on Promoting the Healthy Development of the Photovoltaic Industry on July 4, 2014, which requires relevant authorities to reasonably adjust and reduce the feed-in tariff for on-grid PV projects. The execution period of feed-in tariffs for PV projects is set at 20 years in principle. According to the Notice re Leveraging the Price to Promote the Healthy Development of the Photovoltaic Industry issued by the Department of Price of the PRC National Development and Reform Commission, or the NDRC, on August 26, 2013, since September 1, 2013, the feed-in-tariff in China has been reduced to a range of RMB0.90/kilowatt hour, or kwh, to RMB1.00/kwh depending on the project location, from RMB1.15/kwh for projects approved prior to July 1, 2011 or from RMB1.00/kwh for projects approved after July 1, 2011. See “Item 4. Information on the Company—B. Business Overview—Regulation—Renewable Energy Law and Other Government Directives.” Although the solar power industry is currently moving towards the economies of scale necessary for solar power to become cost-effective in a non-subsidized market, the reduction or elimination of government subsidies and economic incentives for on-grid solar power applications could result in decreased demand for our products and cause our revenues to decline. Although, under the most recently proposed five-year plan, we expect China to become one of the largest markets for solar power products in 2014 and beyond, and although we have seen substantial growth in markets such as the United States, Japan, and Australia, Europe continues to be an important market. As European governments continue to decrease their subsidies, Chinese solar power products may continue to experience excess capacity, which could impact the demand and pricing of our solar power products, which could materially and adversely impact our revenues and profitability.

Turbulence in global financial markets and economies may adversely affect the solar industry, the demand for solar power products, and our operating results, financial condition and liquidity.

Demand for solar power products is influenced by macroeconomic factors such as global economic conditions, the supply and the prices of other energy products, such as oil, coal and natural gas, as well as government regulations and policies concerning the electric utility industry. A decrease in prices of fossil fuels, for example, could reduce demand for alternative forms of energy, such as solar power. We are affected by the solar market and industry trends. In 2011, payments to solar power producers decreased as governments in Europe, under pressure to reduce sovereign debt levels, reduced subsidies such as feed-in tariffs, which tariffs require public utility companies to pay higher prices for solar power than for power generated through conventional means. In 2012, continued instability in the European financial markets coupled with continued oversupply in the solar market contributed to difficult market conditions for solar power producers. In 2013, the solar sector recovered as solar product manufacturers adopted a more rational approach, a series of industry restructuring and integration took place and market demand increased. In 2014, the solar sector continued to stabilize with increased global demand so that some solar manufactures restarted their plans to expand their capacity. However these market conditions may not last in the long-run if potentially increased manufacturing capacity and insufficient rationalization of capacity drive the market into continued oversupply, which may adversely affect the prices of solar power products.

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

The solar market is increasingly competitive and continually evolving, which may result in price reductions, reduced profit margins or loss of market share by us. Our competitors include integrated solar power product manufacturers, specialized solar wafer manufacturers, solar wafer manufacturing divisions of large conglomerates, specialized cell and module manufacturers, polysilicon suppliers with ingot and wafer manufacturing capacities, integrated module manufacturers and end-market system integrators. Many of our competitors have longer operating histories, stronger market positions, larger manufacturing capabilities, greater resources, better brand name recognition and better access to favorably priced silicon raw materials than we do. Some of our competitors have an established track record in large-scale polysilicon manufacturing and they may have an advantage over us in polysilicon feedstock costs. Many of our competitors also have more established distribution networks and larger customer bases. As a result, they may be able to devote greater resources to the research, development, promotion and sale of their products or respond more quickly to evolving industry standards and changes in market conditions than we can. The key barriers to enter into our industry at present consist of access to capital resources, advanced manufacturing technologies, a competitive cost structure and skilled personnel. If these barriers disappear or become more easily surmountable, new competitors may successfully enter our industry. If we fail to compete successfully, our business would suffer and we may lose or be unable to gain market share.

One of the competitive factors in solar power industry is conversion efficiency. Conversion efficiency of solar power products is not only determined by the quality of solar wafers but is also dependent on the solar cell and module manufacturing processes and technologies. Therefore, solar wafer manufacturers usually assume the conversion efficiency of their solar wafers based on the conversion efficiency of solar cells and modules manufactured by their customers. There is a lack of publicly available information on the conversion efficiency of solar wafers and accordingly, investors may not be able to obtain a comprehensive view of our competitive position vis-à-vis our competitors.

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

We intend to reach a balance between closely matching our manufacturing capacity and production output to market demand for our products. If we are unable to do so, the low utilization rate resulting from our over-expansion of production facilities may result in high production cost, which would adversely affect our profitability. Our failure to accurately predict market demand may also result in our lack of manufacturing capacity required to meet increased demand. Our ability to achieve a balance between the increase in manufacturing capacity and the changes in market demand is subject to significant risks and uncertainties, including:

•	the ability to quickly adjust our manufacturing capacity and output while the industry is rapidly evolving;

•	the ability to maintain existing customer relationships, attract new customers and expand our market share;

•	the ability to implement new and upgraded operational and financial systems, procedures and controls to adapt to the strains associated with fast growth and expansion or rapid decrease in demand;

•	the ability to favorably renegotiate our equipment supply contracts previously entered into for our wafer manufacturing in accordance with changes in our expansion plan;

•	the ability to maintain a financially healthy level of liquidity, and to manage our liquidity if we are unable to obtain additional funds and/or refinance existing debt on commercially viable terms or at all;

•	the occurrence of construction delays and cost overruns;

•	any occurrence of industrial disturbances, which are more likely to arise when we suffer overcapacity and our workers are not fully employed, or when our suppliers are not paid in a timely fashion;

•	the ability to install and test new production equipment on a timely basis;

•	the delay or denial of required approvals by relevant government authorities; and

•	any significant diversion of management attention.

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

In the past, we sold a substantial portion of our solar wafers to a limited number of customers. In 2014, our top five wafer customers accounted for approximately 53.7% of our wafer sales and 6.3% of our net revenues and our largest wafer customer accounted for approximately 16.5% of our wafer sales and 1.9% of our net revenues. Our top five module customers accounted for approximately 28.9% of our module sales and 24.2% of our net revenues and our largest module customer accounted for approximately 9.3% of our module sales and 7.8% of our net revenues. Since the end of 2011, we have increasingly focused our efforts on solar module development and production and have become primarily a module manufacturer, which is expected to reduce our dependence on a limited number of solar wafer customers. Our revenues generated from solar wafers accounted for approximately 11.7% of our total net revenues in 2014, representing a decrease from 20.7% in 2013 and 44.9% in 2012. Also, our revenue generated from solar modules accounted for approximately 83.8% of our total net revenues in 2014, representing an increase from 73.5% in 2013 and 51.0% in 2012.

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

In our module sales business, we derive revenues from credit sales, generally with payment schedules due according to negotiated contracts, which have longer credit periods and more flexible terms when compared to our wafer contracts. As a result of the disruptions in the financial markets and other macroeconomic challenges which have affected the global economy, our customers may experience difficulties in making timely payment to us. Any inability of our customers to pay us timely, or at all, may materially and adversely affect our cash flows and operating results.

We incurred and may incur in the future impairment losses on our investments in equity securities.

Since October 2009, we have held a minority equity interest in a polysilicon manufacturer or the investee whose shares were traded on the Toronto Stock Exchange, or the TSX. If the fair value of these shares declines below their cost basis and we determine that the decline is permanent, we are required to record an impairment loss for the applicable period. In 2009, due to the rapid decline of the investee’s share price as a result of the difficult operating environment for its core business, such as the rapid decline of polysilicon prices, we recorded impairment losses of $13.4 million. We recorded further impairment losses of $6.2 million in 2011 due to the same reason. The investee filed for bankruptcy protection under the Companies’ Creditors Arrangement Act of Canada, or CCAA, in January 2012. As a result of the commencement of proceedings under the CCAA, in February 2012, the TSX determined to delist the investee’s shares due to its failure to meet the continued listing requirements of the TSX. As a result, the investment was fully written off in 2011. We may make investments in the future and as a result incur additional expenses as a result of impairment of such investments if their values decline. Any losses incurred could have a material adverse effect on our financial condition and results of operations.

We may not be able to use certain deferred tax assets, which could have a negative impact on our net income.

We recorded approximately $19.8 million as deferred tax assets on our consolidated financial statements as of December 31, 2014. Our ability to use net operating losses to offset earnings is dependent on a number of factors, including our ability to generate taxable income in future years. Should future results of operations or other factors cause us to determine that it is not likely that we will generate sufficient taxable income to fully utilize our deferred tax assets, we would then be required to establish a valuation allowance against such deferred tax assets. We would increase our income tax expense by the amount of the tax benefit we do not expect to realize. This would negatively impact our net income and could have a material adverse effect on our results of operations and our financial position.

If we are unable to effectively manage risks related to international sales, our ability to expand our business abroad would be materially and severely impaired.

In 2014, approximately 82.6% of our net revenues were generated from customers outside of China, Taiwan and Hong Kong. We expanded our international sales efforts in the last several years by focusing on sales to international solar companies with global distribution capabilities. As we continue to expand our business internationally, we plan to increase sales of our solar-related and other energy efficient products. The marketing, distribution and sales of our solar power and energy efficient products in international markets expose us to a number of risks, including:

•	fluctuations in currency exchange rates, such as exchange rate volatility between the Euro and the U.S. dollar and the continuing trend of appreciation of the Renminbi against the U.S. dollar;

•	increased costs associated with maintaining marketing efforts in various countries;

•	difficulty and costs relating to compliance with the different commercial, environmental and legal requirements of the overseas markets in which we offer our products;

•	difficulty in engaging and retaining sales personnel who are knowledgeable about, and can function effectively in, overseas markets;

•	trade actions initiated in the United States or other jurisdictions, including the European Union and India, and the resulting anti-dumping and countervailing duties imposed on solar imports in those jurisdictions. See also “—Imposition of anti-dumping and countervailing orders in one or more markets may result in additional costs to our customers and disruptions in such markets and could materially and adversely affect our business, results of operations, financial conditions and prospectus”;

•	import restrictive proceedings initiated in China and any anti-dumping or countervailing duties imposed by Chinese authorities on silicon imports, which could increase the costs of polysilicon and hence our cost of production. See also “—Imposition of anti-dumping and countervailing orders in one or more markets may result in additional costs to our customers and disruptions in such markets and could materially and adversely affect our business, results of operations, financial conditions and prospectus”;

•	trade barriers such as export requirements, tariffs, taxes and other restrictions and expenses, which could increase the prices of our products and make us less competitive in some countries;

•	failure to comply with international sanction laws, including the rules and regulations promulgated by the office of Foreign Assets Control of the U.S. Department of the Treasury; and

•	failure to control the increase of our operating expenses without a commensurate increase in our revenues as we hire additional sales and marketing personnel in connection with the expansion of our module sales business.

If we are unable to effectively manage these risks related to international sales, our ability to expand our business abroad will be materially and severely impaired.

Our module operations and expansion into downstream solar projects may cause us to compete with our current customers.

As of December 31, 2014, through our subsidiary ReneSola Jiangsu Ltd., formerly known as Wuxi Jiacheng Solar Energy Technology Co., Ltd., or ReneSola Jiangsu, we had an annual module manufacturing capacity of 1.2 GW. Our module sales business has caused us to compete directly with some of our wafer customers, particularly as we increased the sales of our own branded modules in the market. As a result, our relationships with some of our customers have been affected. In addition, as we implement our business strategy to expand our downstream solar projects, the competition between us and other downstream solar projects players in the market is likely to intensify. If our customers stop purchasing wafers, modules or any upstream products from us altogether due to our competition with them or other reasons, our business and results of operations will be materially and adversely affected.

We may not be able to successfully outsource production of certain of our solar power products.

We are expecting to ship modules more than our current annual module capacity of 1.2 GW per year. We expect to outsource some of our production needs to be able to meet our target amount, including under arrangements where related and third parties will manufacture modules for us under supervision. We may not be able to successfully outsource the production of solar modules at the cost, terms and quality satisfactory to us. We may incur additional costs to cure any defects or any delay in shipments and be exposed to additional risks in connection with outsourcing. We may also adjust our outsourcing capacity according to the market demands and company strategies. Any early termination of the contracts with the outsourcing parties may cause us to incur penalties.

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

Historically, we purchased all of our furnaces for the production of multicrystalline ingots from foreign equipment suppliers. From 2010 to 2011, we collaborated with a domestic equipment supplier in China to develop our own customized multicrystalline furnaces. We have used considerable resources on the development of these furnaces. Although our new multicrystalline furnaces have achieved satisfactory results to date, these furnaces may not achieve satisfactory results in the future and the equipment supplier may not be able to continue to manufacture and deliver the multicrystalline furnaces we require in a timely manner or be able to meet our quality and technical requirements. In addition, from time to time we may require additional customized equipment in connection with our business operation and manufacturing capacity expansion, whether in polysilicon manufacturing, wafer manufacturing, cell manufacturing or module manufacturing. As such equipment is not readily available from vendors and would be difficult to repair or replace, problems with quality or performance of the equipment or with timely delivery will negatively impact our expansion plans and may result in the failure to grow our revenues or reduce our manufacturing costs as originally intended. Problems with quality or performance of our products as a result of poor equipment performance or failure could result in losses and adversely affect our results of operations and reputation.

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

As of December 31, 2014, the outstanding advance payments in connection with our procurement agreements entered before 2015 amounted to approximately $13.1 million. We typically made such advance payments without receiving any collateral. To the extent that there was collateral and/or security attached to the advance payments, it is uncertain whether we will be able to enforce the collateral or the security or if the advance payment can be repaid in full upon enforcement on such collateral or security. Any litigation arising out of disputes relating to such prepayments could subject us to potentially significant legal expenses, distract management from the day-to-day operation of our business and expose us to risks for not being able to collect damages awarded to us, all of which could materially and adversely affect our financial condition and results of operations.

We may not be able to recover such advance payments and would suffer further losses should any supplier fail to fulfill its delivery obligations under its supply contract, which would include failure to provide sufficient quantity of raw materials or raw materials of such quality as specified in the contract or should a supplier’s stock price be less than the price agreed to settle to our claim. For example, we terminated a polysilicon feedstock purchase agreement with a supplier in 2009 due to its breach of the agreement terms and the supplier issued to us its publicly listed shares that carried a value equivalent to the value of our outstanding prepayment, based on the closing price of the shares on the day of the settlement agreement, as a settlement of its obligations under the agreement. Since these shares were issued to us in October 2009, their price has fallen significantly and, as a result, we have been required to record an impairment loss in 2009 and 2011. The supplier filed for bankruptcy protection under the CCAA in January 2012. As a result, we have fully written off the investment in the supplier. See “—We incurred and may incur in the future impairment losses on our investments in equity securities.” Similar claims by us for advance payments in the future would expose us to the credit risks of the suppliers and capital market risks and therefore materially and adversely affect our financial condition and results of operations.

Future acquisitions, investments or alliances may have an adverse effect on our business.

If we are presented with appropriate opportunities, we may make additional investment into our downstream project business in the United Kingdom, Japan and other emerging markets, or acquire or invest in technologies, businesses or assets that are strategically important to our business or form alliances with key players in the solar power industry to further expand our business. Such acquisitions and investments could expose us to potential risks, including risks associated with the assimilation of new operations, technologies and personnel, unforeseen or hidden liabilities, the inability to generate sufficient revenue to offset the costs and expenses of acquisitions and potential loss of, or harm to, our relationships with employees, customers and suppliers as a result of the integration of new businesses. We may not be able to maintain a satisfactory relationship with our partners or handle other risks associated with future alliances, which could adversely affect our business and results of operations. Investments in new businesses may also divert our cash flow from servicing our debt and making necessary capital expenditures. In addition, we may incur impairment losses on our acquisitions and investments in equity securities.

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

If solar power technology is proven not suitable for widespread adoption, or if demand for solar power products continues to lag behind their supply, our revenues may decline and we may be unable to achieve or sustain profitability.

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

The technology for the manufacture of solar power products is continuously being modified in an effort to improve yields and product performance. Microscopic impurities such as dust and other contaminants, difficulties in the manufacturing process or unsuccessful adoption of new processing technologies or malfunctions of the equipment or facilities used can lower yields or increase the silicon consumption rate, cause quality control problems, interrupt production or result in losses of products in process. We may also experience floods, droughts, earthquakes, power losses, labor disputes and similar events within or beyond our control that would affect our operations. See also “—Our polysilicon manufacturing facilities may not achieve our planned utilization rate or operational efficiency, which may negatively affect our profit margin. Any issues with our polysilicon manufacturing facilities as a result of operating hazards and natural disasters may limit our ability to manufacture such products.”

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

Our future success depends substantially on the continued services of our executive officers and key employees, such as Mr. Xianshou Li, our chief executive officer. If Mr. Xianshou Li, other executive officers or key employees were unable or unwilling to continue in their present positions, we may be unable to replace them easily, in a timely manner, or at all. Our business may be severely disrupted, our financial conditions and results of operations may be materially and adversely affected and we may incur additional expenses to recruit, train and retain personnel. If any of our executive officers or key employees joins a competitor or forms a competing company, we may lose customers, suppliers, know-how and key professionals and staff members. Each of our executive officers and key employees has entered into an employment agreement with us, which contains non-competition provisions. However, if any dispute arises between our executive officers and us, these agreements may not be enforceable in China, where these executive officers reside, in light of uncertainties with China’s legal system. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

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

Therefore, we have established a system of internal control over financial reporting and we constantly reevaluate those controls and our related systems. Our management has evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13-a-15(c) of the Exchange Act of 1934, as amended, or the Exchange Act, and we have concluded that our internal control over financial reporting was effective for our fiscal year ended December 31, 2014. If we fail to maintain the adequacy of our internal controls, our management may conclude that our internal control over financial reporting is not effective in the future. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports and to prevent fraud. As a result, our failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the market price of our ADSs.

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

We rely primarily on patent laws, trade secrets and other contractual restrictions to protect our intellectual property. Nevertheless, these afford only limited protection and the actions we take to protect our intellectual property rights may not be adequate to provide us with meaningful protection or commercial advantage. For example, we had 198 patents and 84 pending patent applications in China, and 4 pending international patent applications as of December 31, 2014. We cannot assure you that our patent applications will be eventually issued with sufficiently broad coverage to protect our technology and products. As a result, third parties may be able to use the technologies that we have developed and compete with us, which could have a material adverse effect on our business, financial condition or operating results. In addition, contractual arrangements, such as the confidentiality and non-competition agreements and terms between us and our research and development personnel, afford only limited protection and the actions we may take to protect our trade secrets and other intellectual property may not be adequate. Our failure to protect our intellectual property and proprietary rights may undermine our competitive position. Third parties may infringe or misappropriate our proprietary technologies or other intellectual property and proprietary rights. Policing the unauthorized use of proprietary technology can be difficult and expensive. In particular, the laws and enforcement procedures of the PRC and certain other countries are uncertain or do not protect intellectual property rights to the same extent as do the laws and enforcement procedures of the United States. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.” We may need to resort to court proceedings to enforce our intellectual property rights in the future. Litigation relating to our intellectual property might result in substantial costs and diversion of resources and management attention away from our business. An adverse determination in any such litigation will impair our intellectual property and proprietary rights and may harm our business, prospects and reputation.

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

As the insurance industry is still developing in China, the product liability insurance and business interruption insurance available in China offer limited coverage compared to that offered in many other countries. We currently have property insurance, commercial general liability insurance, performance guarantee insurance, transportation insurance, credit sale insurance as well as key-man life insurance, director and officer liability insurance. We do not maintain any insurance for business interruption. Any business disruption or natural disaster could result in substantial costs and a diversion of resources, which would have an adverse effect on our business and results of operations.

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

The audit reports included in this annual report are prepared by auditors who are not inspected by the U.S. Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

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

Starting in 2011 the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S. listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under PRC law they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the China Securities Regulatory Commission, or CSRC.

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, including our independent registered public accounting firm. A first instance trial of the proceedings in July 2013 in the SEC's internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or in extreme cases the resumption of the current proceeding against all four firms.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our ADSs may be adversely affected.

If our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our ordinary shares from the NYSE or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

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

Moreover, under the new Enterprise Income Tax Law and its relevant implementation rules promulgated by National People’s Congress of China and State Council of China which took effect in 2008, enterprises organized under the laws of jurisdictions outside of China with their de facto management bodies located within China may be considered PRC resident enterprises and, therefore, subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The Implementing Regulation of the new tax law defines “de facto management body” as an establishment that exerts substantial overall management and control over the operation, personnel, financial affairs, assets and other aspects of the enterprise. If a majority of the members of our management team continues to be located in China, we may be deemed as a PRC tax resident enterprise and, therefore, subject to PRC enterprise income tax at the rate of 25% on our worldwide income except that the dividends we received from our PRC subsidiaries may be exempt from the enterprise income tax to the extent that such dividends are deemed as dividends among PRC resident enterprises. If our current tax benefits expire or otherwise become unavailable to us for any reason, our profitability may be materially or adversely affected.

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

We conduct substantially all of our operations through ReneSola Zhejiang. Our ability to make distributions or other payments to our shareholders depends on payments from ReneSola Zhejiang. The payment of dividends by entities organized in China is subject to limitations. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Pursuant to the Detailed Rules for the Implementation of the Law of the People’s Republic of China on Wholly Foreign-owned Enterprises, effective on March 1, 2014, ReneSola Zhejiang is also required to set aside at least 10% of its after-tax profit, if any, to fund certain statutory reserve funds until the accumulative amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. ReneSola Zhejiang is also required to allocate a portion of its after-tax profits, as determined by its board of directors, to its staff welfare and bonus funds, which may not be distributed to equity owners. In addition, when ReneSola Zhejiang incurs debt on its own behalf, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. For example, according to certain loan agreements between ReneSola Zhejiang and its banks, ReneSola Zhejiang is not permitted to pay dividends for any given year if it has no after-tax profit or any principal or interest due in that year that has not been paid.

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

Our sales in China are denominated in Renminbi, and our export sales are generally denominated in U.S. dollars, Euros, Australian dollars, Japanese yen, British pounds, South African rand, Mexican peso and Indian rupee. Our costs and capital expenditures are largely denominated in Renminbi and foreign currencies, including U.S. dollars, Euros, British pounds and Japanese yen. Fluctuations in exchange rates could affect our net profit margins and could result in foreign exchange losses and operating losses. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currencies.

The value of the Renminbi against the U.S. dollar, the Euro and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy caused the Renminbi to appreciate approximately 21.5% against the U.S. dollar over the following three years. Since reaching a high against the U.S. dollar in July 2008, the Renminbi traded within a narrow band against the U.S. dollar until June 2010, remaining within 1% of its July 2008 high but never exceeding it. In June 2010, the People’s Bank of China announced that the PRC government would reform the Renminbi exchange rate regime and increase the flexibility of the exchange rate. Starting from March 17, 2014, the People’s Bank of China widened the band to 2% around which the value of the Renminbi is allowed to deviate from the daily reference rate, which may allow for greater volatility in the U.S. dollar and Renminbi exchange rate. To further improve the Renminbi exchange rate mechanism, the People’s Bank of China announced that government authorities shall continue to improve the marketization of the Renminbi exchange rate mechanism, increase efforts to introduce a market-determined exchange rate, promote international balance of payments, and improve the floating exchange rate system based on market supply and demand in its Guiding Opinions on implementing the Several Opinions of the General Office of the State Council on Support for Stable Growth of Foreign Trade on June 6, 2014. It is difficult to predict how long the current situation may last and when and how it may change again.

In addition, as we rely entirely on dividends paid to us by our operating subsidiaries in China, any significant depreciation of the Renminbi against the U.S. dollar may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on, our shares. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our shares or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. As a proportion of our revenue is paid to us in Euro and Japanese yen, fluctuation between the Euro and the Renminbi as well as yen and the Renminbi may also have a material effect on our results of operations.

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

Foreign exchange transactions by ReneSola Zhejiang under capital accounts continue to be subject to significant foreign exchange controls and require the approval of or registration with PRC governmental authorities. In particular, if ReneSola Zhejiang borrows foreign currency loans from us or other foreign lenders, these loans must be registered with SAFE and if we finance by means of additional capital contributions, these capital contributions must be approved or registered by certain government authorities including the PRC Ministry of Commerce, SAFE and the State Administration of Industry and Commerce, or SAIC, or their local counterparts. These limitations could affect the ability of ReneSola Zhejiang to conduct foreign exchange transactions in China, and could affect our business and financial condition.

If we are required to obtain the prior approval of the China Securities Regulatory Commission for the listing and trading of our ADSs on the NYSE, we may face regulatory actions or other sanctions which may adversely affect our financial condition.

On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated the Provisions on Merger and Acquisition of Domestic Enterprises by Foreign Investors that became effective on September 8, 2006 and were amended on June 22, 2009. This regulation, among other things, has provisions that purport to require that an offshore special purpose vehicle, or SPV, formed for listing purposes and controlled directly or indirectly by PRC companies or individuals shall obtain the approval of the CSRC prior to the listing and trading of such SPV’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website procedures specifying documents and materials required to be submitted to it by SPVs seeking CSRC approval of their overseas listings.

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

In May, 2013, SAFE issued the Notice regarding Printing and Distributing the Provisions on Foreign Exchange Administration over Direct Investment Made by Foreign Investors in China and the Supporting Documents, or Notice 21, which provides detailed disclosure requirements and examination standards for SAFE registration of foreign investors (including overseas SPVs established by PRC residents) with respect to their establishment of foreign investment enterprises or projects in China.

In July 2014, SAFE released the Notice on Simplifying Certain Matters Related to the Foreign Exchange Administration Over the Overseas Investment and Financing and Roundtrip Investments by Domestic Residents Via Special Purpose Vehicles, or Notice 37.

According to these regulations, registration with the local SAFE branch is required for PRC residents to establish or to control an offshore company for the purpose of investment and financing by utilizing the domestic or overseas assets or equity they legally hold. PRC residents should register their initial foreign exchange at the time when they contribute their domestic or overseas assets and interests into the SPVs. Notice 21 imposes additional SAFE registration responsibilities for such SPVs’ direct investments in China.

Moreover, as Notice 37 applies retroactively, PRC residents who had made capital contributions to SPVs based on their lawful domestic or overseas assets or interests but did not go through overseas investment foreign exchange registration formalities prior to the implementation of Notice 37 should provide their local SAFE branch with written explanations regarding their failure to do so, and the local SAFE branch will conduct registration retrospectively based on the principle of legality and reasonableness. For more details of Notice 37, see “Item 4. Information of the Company—B. Business Overview—Regulation.”

We have urged our shareholders who are PRC residents to make the necessary applications and filings as required under these regulations. To our knowledge, our principal shareholders have completed the necessary filings as required under these regulations. In addition, according to rules issued by SAFE, if a PRC resident participates in any stock incentive plan of an overseas publicly-listed company, a qualified PRC domestic agent must, among other things, file on behalf of such participant an application with SAFE to conduct the SAFE registration with respect to such stock incentive plan. We have made filings with the local SAFE branch of Jiashan County in connection with the options we granted to our PRC employees under our 2007 share incentive plan but were told that such registration is not required for now. We will make such filing and registration in accordance with the rules issued by SAFE if required by local SAFE branch. We attempt to comply, and attempt to ensure that our shareholders who are subject to these rules comply with the relevant requirements. However, we cannot provide any assurances that all of our shareholders who are PRC residents will comply with our request to make or obtain any applicable registrations, amend the existing registrations or comply with other requirements required by Notice 37 or other related rules. The failure or inability of our PRC resident shareholders to make any required registrations or comply with other requirements may subject such shareholders to fines and legal sanctions and may also limit our ability to contribute additional capital into or provide loans to our PRC subsidiary, limit our PRC subsidiary’s ability to pay dividends or otherwise distribute profits to us, or otherwise adversely affect us.

Risks Related To Our ADSs, Notes and its Underlying ADSs, Warrants and Shares

The market price for our ADSs may be volatile; the trading price of our convertible senior notes and the value of the warrants could be significantly affected by the market price of the ADSs and other factors.

The market price for our ADSs has been highly volatile and subject to wide fluctuations. During the period from January 29, 2008, the first day on which our ADSs were listed on the NYSE, until April 21, 2015, the market price of our ADSs ranged from $1.08 to $29.48 per ADS. The market price of our ADSs may continue to be volatile and subject to wide fluctuations in response to a wide variety of factors including the following:

•	actual or anticipated fluctuations in our operating results;

•	our quarterly or annual earnings, or those of other companies in our industry;

•	changes in financial estimates by securities research analysts or our ability to meet those estimates;

•	changes in the economic performance or market valuations of other solar power companies;

•	changes in investors’ and analysts’ perceptions of our industry, business or related industries;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	announcements by us or our competitors of new products, patent litigation, issuance of patents, acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments;

•	technological breakthroughs in the solar and other renewable energy industries;

•	reduction or elimination of government subsidies and economic incentives for the solar power industry;

•	regulatory developments in our target markets affecting us, our customers or our competitors;

•	potential litigation or administrative investigations;

•	addition or departure of key personnel;

•	fluctuations of exchange rates between the RMB and U.S. dollar or other foreign currencies;

•	sales or anticipated sales of additional ADSs;

•	conversion of the convertible senior notes or exercise of our warrants;

•	release of lock-up or other transfer restrictions on our outstanding ADSs or shares or sales of additional ADSs;

•	the operating and stock price performance of other comparable companies;

•	general market conditions, fluctuations or other developments affecting us or our industry; and

•	general economic conditions and conditions in the credit markets.

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

Mr. Xianshou Li, our chief executive officer and director, and Mr. Yuncai Wu, our director, beneficially owned 22.0% and 3.1%, respectively of our shares as of March 31, 2015. As such, Messrs. Li and Wu have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. For example, holders of a majority of our shares entitled to vote in a duly convened and constituted shareholders’ meeting may pass a shareholders’ resolution to issue preferred shares in one or more series and to fix the powers and rights of these shares, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our existing shares. Preferred shares could thus be issued with terms that would delay or prevent a change in control or make removal of management more difficult. These actions may be taken even if they are opposed by our other shareholders and holders of our ADSs.

We may need additional capital and may sell additional ADSs or other, equity-linked or debt equity securities or incur indebtedness, which could result in additional dilution to our shareholders or increase our debt service obligations. Hedging activities may depress the trading price of our ADSs.

The solar industry is currently being negatively impacted by a number of factors including excess capacity, reduction of government incentives in key solar markets, higher import tariffs and the European debt crisis. These factors have contributed to declining average selling prices for our products. For the year ended December 31, 2014, our current liabilities exceed our current assets by $477.3 million. While we had cash and cash equivalents of $99.8 million, we also had short-term bank borrowings of $624.9 million all due within one year and the current portion of long-term bank borrowings amounted to $29.8 million, which is not expected to be renewed.

We require a significant amount of cash to fund our operations due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. We currently also have a significant amount of debt outstanding. We may issue additional equity, equity-linked or debt securities, or obtain a credit facility for a number of reasons, including to finance our operations and business strategy, to satisfy our obligations for the repayment of existing indebtedness, or for other reasons. Any future issuances of equity securities or equity-linked securities could further dilute the interests of our shareholders and may materially adversely affect the price of our ADSs. We cannot predict the timing or size of any future issuances or sales of equity, equity-linked or debt securities, or the effect, if any, that such issuances or sales may have on the market price of our ADSs. Market conditions could require us to accept less favorable terms for the issuance of our securities in the future. Further, the price of our ADSs could also be affected by possible sales of our ADSs by investors who view our outstanding convertible senior notes as a more attractive means of equity participation in our company and by hedging or arbitrage trading activity that involves our ADSs. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

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

The number of shares issuable upon exercise of warrants and the sales of a substantial number of our ADSs or other equity-related securities in the public markets, including the issuance of ADSs upon conversion of the notes, could depress the market price of the ADSs, and impair our ability to raise capital through the sale of additional equity securities. We cannot predict the effect that future sales of the ADSs or other equity-related securities would have on the market price of the ADSs.

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

In March and April 2011, we completed an offering of $200 million of convertible senior notes due 2018 to qualified institutional buyers pursuant to Rule 144A under the Securities Act. During 2014, we repurchased $17.0 million aggregate principal amount of our convertible senior notes. As of December 31, 2014, the carrying value of our convertible senior notes was $94.6 million. Subsequent to December 31, 2014, we repurchased $31.7 million aggregate principal amount of our convertible senior notes. The convertible senior notes will mature on March 15, 2018. In September 2013, we completed a registered direct offering of 15,000,000 ADSs, representing 30,000,000 of our shares, and warrants to purchase up to 10,500,000 additional shares, representing 35% of warrant coverage in the offering, at approximate $70 million before exercise of warrants.  The warrants are exercisable immediately and will expire four years from the date of issuance.  The conversion of some or all of the convertible senior notes and any exercise of some or all of the warrants will dilute the ownership interests of existing shareholders and holders of the ADSs and may depress the price of the shares or ADSs. In addition, any sales in the public market of the ADSs issuable upon such conversion or future offerings could adversely affect prevailing market prices of the shares or ADSs.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or shares.

Based on the market price of our ADSs, the value of our assets, and the composition of our income and assets, we do not believe we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2014. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you the U.S. Internal Revenue Service will not take a contrary position. A non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. If we are a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation”) holds an ADS or share, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation—Passive foreign investment company.”

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

In 2009, as part of our growth strategy, ReneSola Zhejiang acquired the 100% equity interest in ReneSola Jiangsu for a total cash consideration of RMB140.3 million, including tax paid in connection with the transfer of equity interests, in 2009. ReneSola Jiangsu is a cell and module manufacturer located in Yixing, Jiangsu Province that commenced its cell manufacturing in October 2008 and its module manufacturing in November 2005. In November 2013, ReneSola Zhejiang and ReneSola Singapore Pte. Ltd. entered into an agreement, pursuant to which ReneSola Singapore Pte. Ltd. agreed to invest RMB200 million in ReneSola Jiangsu, increasing its share capital to RMB800 million. After the completion of such transaction, ReneSola Zhejiang and ReneSola Singapore Pte. Ltd. held 75% and 25% of ReneSola Jiangsu’s equity interests, respectively. ReneSola Zhejiang and ReneSola Singapore Pte. Ltd are all wholly owned subsidiaries of ReneSola. ReneSola Jiangsu received the approval from the local commercial authority in December 2013 and the transaction was completed in April 2015.

In 2010, we established a wholly owned subsidiary, Zhejiang ReneSola System Integration Ltd., formerly known as Zhejiang ReneSola Photovoltaic Materials Co., Ltd., to engage primarily in the production and sale of crucibles, steel wires and silicon carbon powder. We also established our wholly owned subsidiaries, Sichuan Ruiyu Photovoltaic Materials Co., Ltd., Sichuan Ruixin Photovoltaic Materials Co., Ltd. and Sichuan Ruisheng Photovoltaic Materials Co., Ltd., which subsequently merged into Sichuan ReneSola in November 2011, in China to engage primarily in the sale of monocrystalline and multicrystalline wafers and ingots, steel wires, furnaces and other solar related products. Sichuan Ruixin Photovoltaic Materials Co., Ltd. has not commenced any operation as of the date of this annual report.

From time to time after 2009, we have established additional wholly owned subsidiaries in China to engage primarily in the research, development, production, sale or installation of certain manufacturing materials, solar energy technology, solar technology consulting services, solar energy equipment, PV power generation related projects, electric power technology, power supply and equipment, technology achievement transformation and transferring related to PV power and photo thermal.

In 2011, we established a wholly owned subsidiary, ReneSola Deutschland GmbH, to engage primarily in the sales of modules, cells and wafers, as well as the operation of solar power projects.

Since 2006, we have established other wholly owned subsidiaries outside of China, including in the United States, Singapore, Luxemburg, France, India, Australia, Japan, the United Kingdom, Croatia, South Africa, Panama, Korea and Russia to expand our businesses in international markets as part of our growth strategy with respect to the module segment. We have also established our North and South American regional headquarters in San Francisco, and our Asia-Pacific, Middle East and Africa regional sales headquarters in Singapore. In 2014, we opened new offices and warehouse facilities in Thailand, Mexico, Turkey, Indonesia, Brazil, Austria, Russia, Chile and Ontario in Canada in order to continue to expand our business operations in the international markets.

In 2012, we also established several non-wholly owned subsidiaries, including Ningde Hengyang New Energy Development Co., Ltd., which engages primarily in the development and sale of solar energy products and investment and management of new energy; ReneSola Zhejiang Carbon Fiber Material Co., Ltd., which engages in the development, production and sale of carbon fiber materials and other carbon products; and ReneSola Keping Co., Ltd., or ReneSola Keping, which engages primarily in the development, investment, construction and operation of energy projects and engineering equipment and provision of supporting services, and has also been involved in the construction and operation of power plants, production and sales of electricity, technology research and training. We held 60% of the equity interests of Ningde Hengyang, with the remaining 40% of equity interests being held by a third party, Quanzhou Heyday Solar Technology Co., Ltd. We held 93.5% of the equity interests of ReneSola Zhejiang Carbon Fiber Material Co., Ltd., with the remaining 6.5% equity interests collectively held by a number of core employees of that company. We held 98.6% of the equity interests of ReneSola Keping, with the remaining 1.4% being held by a third party, Xinjiang Garson Co. Ltd., and an individual shareholder. All of our equity interests in Ningde Hengyang New Energy Development Co., Ltd. and ReneSola Keping were sold in July 2013 and March 2014, respectively. In addition, in March 2014, we signed an agreement to sell all of our equity interests in ReneSola Zhejiang Carbon Fiber Material Co., Ltd. Such sale was completed and ReneSola Zhejiang Carbon Fiber Material Co., Ltd. was deconsolidated from our financial statements. As of the date of this annual report, the registration formality with the relevant administrative authority for industry and commerce has been completed.

In 2013, we sold all of our 91.3% equity interest in Zhejiang Ruiyi New Material Technology Co., Ltd., which engaged in the research and development of new manufacturing materials. We also closed our wholly owned subsidiary, Gaotai Yuhui New Energy Co., Ltd., which engaged in preparation work for solar PV project development, due to our business needs. In addition, in January 2014, we entered into an equity transfer agreement to sell our wholly owned subsidiary, Zhejiang Ruixu Investment Co., Ltd., or Zhejiang Ruixu, which owned three of our solar power plants in China through two of its wholly owned subsidiaries, Qinghai Yuhui and ReneSola Keping. The sale of Zhejiang Ruixu, together with its subsidiaries and the solar power projects, was completed on March 31, 2014.

In 2014, we established several wholly owned subsidiaries, including (i) Jiashan Xinlian Solar Power Co., Ltd., or Jiashan Xinlian, which engages primarily in the investment, development and management of solar energy power stations. In December 2014, we sold 100% of our equity interest in Jianshan Xinlian, which was since deconsolidated from our financial statements; (ii) Zhejiang Kexu Investment Co., Ltd., or Zhejiang Kexu, which is expected to primarily engage in developing, investing in, and constructing new energy projects as well as providing consulting on energy-related investments and new energy technologies and research and sales of new materials used in energy applications; (iii) Jiashan Bangsheng Solar Power Co., Ltd., or Jiashan Bangsheng, which is expected to engage in the investment, development and management of solar energy power stations; and (iv) Fuyunshenghui Photovoltaic Energy Co., Ltd., or Fuyunshenghui, which is expected to engage in the investment, development and consulting of solar photovoltaic energy. As of the date of this annual report, we have not commenced any operation in Zhejiang Kexu, Jiashan Bangsheng or Fuyunshenghui. In 2014, we also disposed of two subsidiaries, ReneSola Zhejiang Energy-Saving Technology Co., Ltd., formerly known as Zhejiang Sciborn New Material Technology Co., Ltd., which was wholly owned by ReneSola Zhejiang, and Sichuan OuRuida Science Park Co., Ltd., which was wholly owned by Sichuan ReneSola.

In 2015, we established three wholly owned subsidiaries, including (i) Kuanchengyingchuang Photovoltaic Energy Co., Ltd., which is expected to engage in the investment and construction of solar power generation projects; (ii)Yangchengbosheng Photovoltaic Energy Co., Ltd. and (iii) Anhuilvying Photovolatic Engergy Co., Ltd., both of which are expected to engage in the investment, development and consulting of solar photovoltaic energy. As of the date of this annual report, we have not commenced operation in any of these three subsidiaries.

From time to time, we make acquisitions in complementary businesses. For example, ReneSola Singapore Pte. Ltd., our wholly owned subsidiary, acquired 100% of the equity interest of Nove Eco Energy Eood and MG Solar Systems Eood in Bulgaria in April 2012 as project assets. We also acquired 100% of the equity interest in Lucas Est S.R.L and Ecosfer Energy S.R.L in Romania in September 2012 as project assets. In March 2013, we acquired Lucas Est Korea Co., Ltd. and Ecosfer Energy Korea Co., Ltd., which became our wholly owned subsidiaries.

As of December 31, 2014, our worldwide sales and distribution network was composed of 31 offices and 43 warehouses.

For our organization structure as of the date of this annual report, see “Item 4. Information on the Company— C. Organizational Structure.”

As of the date of this annual report, we conduct our business through the following key subsidiaries:

•	ReneSola Zhejiang, our operating company engaged in wafer manufacturing in China;

•	ReneSola America, which was incorporated in the State of Delaware, the United States, in November 2006 to facilitate our procurement of silicon raw materials and product sales in North America;

•	ReneSola Singapore Pte. Ltd., which was incorporated in Singapore in March 2007 to facilitate our polysilicon procurement and product sales outside of China;

•	Sichuan ReneSola, which was incorporated in China in August 2007 to engage in the production of polysilicon;

•	ReneSola Jiangsu, which we acquired in May 2009 to engage in the production of solar cells and modules;

•	Zhejiang ReneSola System Integration Ltd., which was incorporated in China in April 2010 to engage in the production and sale of crucibles, steel wires and silicon carbon powder; and

•	ReneSola Deutschland GmbH, which was incorporated in Germany in September, 2011, to engage in the sales of modules, cells and wafers, as well as the operation of solar power projects.

With respect to our securities, in August 2006, we placed 33,333,333 shares on the Alternative Investment Market of the London Stock Exchange, or the AIM, and raised gross proceeds of approximately $50.0 million. In November 2010, with the approval of our board of directors, our shares ceased to trade on the AIM, and our admission to trading on the AIM was cancelled.

In January 2008, we and certain selling shareholders completed our initial public offering of 10,000,000 ADSs listed on the NYSE. In June 2008, we completed a follow-on public offering of 10,350,000 ADSs sold by us and certain selling shareholders. In October 2009, we completed another follow-on public offering of 15,500,000 ADSs sold by us.

In March and April 2011, we completed an offering of $200 million of convertible senior notes due 2018. The convertible senior notes will mature on March 15, 2018, with a put option held by our convertible senior note holders, whereby on March 15, 2016 they may require us to repurchase for cash all or any portion of the notes at a price equal to 100% of the principal amount of the convertible senior notes plus any accrued and unpaid interest. In connection with the pricing of the notes, we entered into a capped call transaction and an additional capped call transaction, which cover, subject to customary anti-dilution adjustments, the number of ADSs underlying the option notes, with an affiliate of one of the initial purchasers of the notes, or the hedge counterparty. For more details, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Liquidity and Capital Resources—Issuance of Securities.” During 2014, we repurchased $17.0 million aggregate principal amount of our convertible senior notes and subsequent to December 31, 2014, we repurchased $31.7 million aggregate principal amount of our convertible senior notes.

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

Our capital expenditures were used primarily to optimize our Sichuan polysilicon factory, to maintain our cell and module manufacturing plant in Yixing, Jiangsu Province, to purchase production equipment, to acquire land-use rights for each of the plants and to build up our horizontal and project businesses. For details of our capital expenditures, please see “Item 5. Operating and Financial Review and Prospects–B. Liquidity and Capital Resources—Cash Flows and Working Capital—Capital Expenditures.”

B.	Business Overview

We are a leading global brand and technology provider as well as a manufacturer of solar power products based in China. Capitalizing on our proprietary technologies, economies of scale, low cost production capabilities, technical innovations and know-how and leveraging our in-house polysilicon, wafer and module manufacturing capabilities, we provide our customers with high quality, cost competitive solar power products and processing services. We provide high quality solar power products to a global network of suppliers and customers, which includes leading global manufacturers of solar cells and modules and distributors, installers and end users of solar modules.

We have significantly expanded our business scope from being primarily a solar wafer manufacturer to becoming a manufacturer of polysilicon and solar modules. We have also ventured into the solar power project business. We believe our vertically integrated model and integrated manufacturing capabilities allow us to ensure the quality of our solar power products and reduce our reliance on the quality assurances of third-party suppliers. Moreover, our vertical integration allows us to gain an early understanding of trends in PV product pricing, better anticipate market conditions and take advantage of market opportunities more quickly and efficiently. Starting from early 2014, we began to expand into the global energy efficient products and services business, as well as downstream solar project development in overseas markets.

We have greatly expanded our manufacturing capacity since we began the production of solar wafers. We believe we possess one of the largest solar wafer manufacturing facilities in China based on production capacity as of December 31, 2014.

We sell solar wafers primarily to solar cell and module manufacturers globally. In 2014, a significant portion of our wafer sales were made to companies based in Asia, primarily to leading solar cell and module companies in China, South Korea and Taiwan. The majority of our module sales in 2014 were made to distributors across the globe including distributors in Europe, the United States and the Asia-Pacific region. We have begun to refine our module sales strategy to sell directly to end users in order to enhance our pricing power and increase our profit margin. We believe that one of the most cost-effective and innovative ways to improve module efficiencies is through enhanced wafer technologies, an area where we have historical expertise. In addition, we have continued to focus on implementing various cost reduction programs and have reduced our silicon consumption rate and non-silicon wafer processing costs.

At the end of September 2013, we concluded that our efforts to sufficiently reduce the cost of polysilicon production compared to its prevailing market price were not successful. After conducting a further internal assessment we determined that it was no longer feasible to operate the Phase I facility of our polysilicon manufacturing facility in Sichuan Province without incurring a loss and to recognize the impairment charge in our wafer segment accordingly. Production at the Phase I facility was permanently discontinued in October 2013. Our remaining Phase II polysilicon facility currently has an annual manufacturing capacity of 6,000 metric tons and was running at full capacity and generated positive cash flow in 2014.

Since the end of 2012, we have started to implement our business strategy to transform our business focus from solar wafer manufacturing to module manufacturing. In July 2013, we were promoted to “Tier 1” status on the PV Module Maker Tier System published by Bloomberg New Energy Finance, or BNEF. According to BNEF, tier 1 module manufacturers are those that have provided products to three different projects, which have received non-recourse financing by three different banks in the past two years. In connection with this business transformation, we have implemented strategic initiatives including increasing the volume of our module sales and the size of our marketing team. In addition, amidst the challenging international business environment for Chinese solar manufacturers with an increasing number of trade cases in different regions around the world, we have sourced our modules from overseas OEM while maintaining our in-house module manufacturing capacity at 1.2 GW as of December 31, 2014. This transition has allowed us to provide a greater volume of solar modules without incurring additional significant capital expenditures. To mitigate our exposures to foreign exchange loss and focus more on downstream solar project initiatives, we have reduced our current overseas OEM module capacity to approximately 580 MW, with remaining factories and facilities located in Europe, South Asia and the Asia-Pacific region. In 2015, we plan to maintain our own annual module manufacturing capacity and continue to reduce our overseas OEM module capacity. We believe that our globalized structure can enable us to quickly adapt to changes in demand as a result of market forces or changes in trade policies. We also believe that continued investment in establishing a global network has attracted new customers and improved industry recognition of our solar products.

While we remain focused on our retail and residential-oriented business development, we selectively pursue high quality and low-risk downstream project opportunities in developed countries such as the United Kingdom. In November 2014, we started construction on a second downstream project in the United Kingdom and were also in the process of conducting due diligence on other quality projects there. As of March 31, 2015, we successfully sold a 13.5 MW project in the United Kingdom, and plan on selling existing projects in the United Kingdom with a total capacity of 57 MW this year.

We also continue to follow a prudent financial approach in order to increase our margins while improving our cash flow. In 2014, our gross margin was 13.4%, compared to 7.4% in 2013. In addition, although our cash flow from operations decreased from an inflow of $118.6 million in 2013 to an outflow of $121.7 million in 2014, we generated cash flows from investment activities of $115.5 million in 2014, compared to a cash flow used in investing activities of $189.6 million in 2013. As of December 31, 2014, we had a net increase in cash and cash equivalents of $13.1 million, compared to a net decrease of $6.5 million in 2013.

In 2015, we plan to maintain our in-house polysilicon, solar wafer, cell and module manufacturing capacities. We may continue to seek additional opportunities to develop solar power projects.

In 2012, 2013 and 2014, we shipped 2,219.3 MW, 3,218.0 MW and 2,878.2 MW, respectively, of solar power products.

Our net revenues increased from $969.1 million in 2012 to $1,519.6 million in 2013 and further increased to $1,561.5 million in 2014. In 2014, we recorded an operating income of $8.2 million and a net loss of $33.6 million in 2014, compared to an operating loss of $221.4 million and a net loss of $258.9 million in 2013, and an operating loss of $179.0 million and a net loss of $242.5 million in 2012.

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

However, as the solar power industry continues to develop, the government subsidies and economic incentives could be reduced or eliminated altogether. Policy changes could result in significant reductions or eliminations of subsidies or economic incentives, and the effects of the recent global economic crisis may affect the fiscal ability of governments to offer certain types of incentives such as tax credits at the level previously targeted, if at all. From 2009 to 2014, European governments reduced their support of feed-in-tariffs, which were designed to support the demand of solar products. The actions of the European governments caused a marked decline in the global growth rate of the demand for solar power products. All reductions may result in a significant decrease in the price of PV products in order to support continued demand. Generally, it is expected that due to the reduction in government incentives to users of solar power products in Germany, demand for solar power products will decrease substantially in Germany this year, which may in turn materially and adversely affect our direct or indirect sales into Germany. In 2010, the Italian government announced annual reductions to feed-in tariffs beginning in 2011 in an effort to impede overheating of its solar market. Although it later passed legislation to extend its feed-in tariff program for solar energy through 2012, the feed-in tariff scheme started to slowly decrease each month from June 2011. Also, in May 2013, the Greek government announced an over 40% feed-in-tariff reduction effective June 1, 2013, to reduce the deficit of the Renewable Energy Sources Fund, which is used to pay renewable energy producers in Greece. Currently, multiple governments and countries are discussing ways to reduce or eliminate their solar subsidies, including Japan, UK and Eastern European countries.

Trade actions have been initiated in the United States, the European Union, India and other jurisdictions, since 2011 and have resulted in anti-dumping and countervailing duties imposed on solar imports in those jurisdictions. See “Item 3. Key Information—D. Risk Factors— Risks Related To Our Business—Imposition of anti-dumping and countervailing orders in one or more markets may result in additional costs to our customers and disruptions in such markets and could materially and adversely affect our business, results of operations, financial conditions and prospects.”

In the last several years, the Chinese government announced a series of plans and subsidies intended to support the development of the Chinese solar power industry, including open bidding for solar power project licenses, the Solar Rooftop Plan and the Golden Sun Demonstration Projects. These measures were aimed at developing large-scale solar power projects in rural and remote areas and urban rooftop solar power systems. In 2010, newly installed capacity for solar power systems in China reached 400 MW, according to the European Photovoltaic Industry Association. China’s 12th Five Year Plan, which was released in early 2011, cited renewable energy sources as a focal point for China’s development. For renewable energy, the plan set a goal of sourcing 11.4% of primary energy from non-fossil fuels in 2015, an increase from a 2020 goal of 8.3% announced in 2010 and aims to reduce costs of domestic solar power and develop the PV industry. In July 2012, the PRC National Energy Administration issued China’s 12th Five Year Plan for the Development of Solar Electric Energy Generation to continue taking measures to develop the PV industry. On February 18, 2014, China’s Ministry of Finance, the NDRC, the Ministry of Industry and Information Technology, or the MIIT, and other departments jointly issued the Notice on Adjusting the Import Tax Policies for Key Technological Equipment, or the Notice. According to the Notice, as of March 1, 2014, qualified domestic enterprises may import necessary key parts and materials as set forth in the Notice to manufacture certain equipment, including solar cell equipment, which is supported by the PRC government, and will be exempted from custom duty and import VAT. We expect the solar industry to continue to be a focus of government support in China.

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

To promote the exploitation and utilization of renewable resources, the Ministry of Finance decided to increase the charging standard of the renewable surcharge for electricity end-users to RMB0.015/kwh on September 25, 2013, except for residential or agricultural use.

On August 26, 2013, the NDRC released subsidy details for projects, including transmission-grid-connected projects and distribution-grid-connected projects. The new feed-in-tariff for 2014 is between RMB0.90/kwh and RMB1.00/kwh depending on project locations for transmission-grid-connected projects and RMB0.42/kwh for distribution-grid-connected projects. See “Item 4. Information on the Company—B. Business Overview—Regulation—Renewable Energy Law and Other Government Directives.” Distribution-grid-connected projects are expected to represent the majority of China’s new PV installation over the next few years. Unlike the rest of the world, capital expenditures for distribution-grid-connected projects are higher than transmission-grid-connected projects because labor costs for scaffolding and work on rooftops are low in China and rooftop space is currently free.

On September 2, 2014, the PRC National Energy Commission issued the Notice on Further Implementing Relevant Policies of Distributed Photovoltaic Power Generation, requiring local government authorities to continue to highly value the development of distributed photovoltaic power, further improve the quality of photovoltaic power projects, and put forward various measures to develop the PV application market and regulate the industrial development in the photovoltaic industry. Also, the Notice encourages local government authorities to guide and coordinate the construction of rooftop PV power systems by building owners or specialized enterprises, coordinate the connection of the systems to the power grid, enter projects on file and perform project management duties.

On March 16, 2015, the PRC National Energy Commission issued the Notice on Implementation Plans of Photovoltaic Generation Construction for 2015, which provides that the newly installed capacity plan for PV power systems for the year of 2015 is 17,800 MW. Centralized and distributed PV power generation projects constructed under the plan are entitled to subsidies from national specialized fund for renewable energy development.

To further regulate the industry standard for PV manufacturing projects, on March 30, 2015, the MIIT released the Standard Conditions for the Photovoltaic Manufacturing Industry (2015 Edition), or the Standard, which clarifies that the minimum capital base ratio will be 20% for new, innovative and expanded PV manufacturing projects. The Standards also stipulates that new, innovative and expanded PV manufacturing projects should stringently implement the environmental impact assessment, or EIA, system and that projects cannot commence their construction unless they pass the EIA examination. Also the emission of exhaust gas and wastewater must meet national and local emission standards and overall control requirements for air and water pollutants.

Our Products and Services

We offer monocrystalline and multicrystalline wafers of various sizes and thicknesses. In wafer manufacturing, we are capable of slicing wafers with a thickness less than 180 microns on a large scale. We also offer wafer processing services to certain customers.

We offer monocrystalline and multicrystalline solar modules. We currently produce standard solar monocrystalline modules ranging from 75 W to 320 W and multicrystalline modules ranging from 130 W to 315 W in power output, built to general specifications for use in a wide range of residential, commercial, industrial and other solar power generation systems. We are gradually switching our focus from big-scale utility projects to small-scale projects, specifically commercial and residential rooftop projects. With our brand recognition, local warehouses and on-site technical support, we are providing retail customers with integrated solar services and solutions.

We offer our customers after-sales support services such as monthly performance checks on our products. Our research and development, technical management and quality control teams work closely with our customers’ counterparties to address our customers’ requirements.

We develop, build and sell solar power projects. While we remain focused on our retail and residential-oriented business development, we selectively pursue high quality and low-risk downstream project opportunities in developed countries such as the United Kingdom.

Manufacturing

We manufacture solar-grade polysilicon, solar wafers, cells and modules.

We significantly expanded our manufacturing capacity since we began our production of solar wafers. We believe we operate one of the largest solar wafer manufacturing facilities in China based on production capacity. As of December 31, 2014, we had an annual wafer manufacturing capacity of approximately 2,000 MW, consisting of a monocrystalline wafer manufacturing capacity of approximately 200 MW and a multicrystalline wafer manufacturing capacity of approximately 1,800 MW. All of our annual wafer manufacturing capacity as of December 31, 2014 is the same as the capacity as of December 31, 2013. We plan to maintain this annual wafer manufacturing capacity in 2015.

We began selling solar modules in June 2009 after our acquisition of ReneSola Jiangsu. As of December 31, 2014, we maintained our cell and module manufacturing capacities of 240 MW and 1,200 MW, respectively, the same capacities we had as of December 31, 2012 and 2013. We currently have OEM factories and facilities located in Europe, South Asia and the Asia-Pacific region and an overseas OEM module capacity of approximately 580 MW to increase our module capacity. In 2015, we plan to maintain our own annual cell and module manufacturing capacity, and reduce our OEM capacity in certain areas where we are exposed to high foreign exchange risks.

We had an annual polysilicon manufacturing capacity of 10,000 metric tons, 6,000 metric tons, and 6,000 metric tons as of December 31, 2012, 2013 and 2014, respectively. We ramped up our polysilicon manufacturing facility in Meishan, Sichuan Province, in two phases. Phase I of our polysilicon facility had been in full operation since the beginning of 2011 and Phase II of the facility was completed in June 2013. In November 2012, we halted polysilicon production to upgrade our facilities and equipment, as well as integrate Phase II with Phase I. At the end of September 2013, we concluded that our efforts to sufficiently reduce the cost of polysilicon production as compared to the prevailing market price were not successful. After conducting a further internal assessment we determined that it was no longer feasible to operate the Phase I facility without incurring a loss and to recognize the impairment charge in our wafer segment accordingly. Production at the Phase I facility was permanently discontinued in October 2013. Our remaining Phase II polysilicon facility currently has an annual manufacturing capacity of 6,000 metric tons and was running at full capacity and generated positive cash flow in 2014.

While the solar sector remains highly competitive and subject to political uncertainties, we believe that our international approach to our module business and continuing investments in new technologies will support our longer-term goals.

The following table sets forth the manufacturing capacities of our facilities.

Manufacturing Facilities	Annual Manufacturing Capacity as of December 31, 2012(1)	Annual Manufacturing Capacity as of December 31, 2013(2)	Annual Manufacturing Capacity as of December 31, 2014(2)	Expected Manufacturing Capacity as of December 31, 2015(3)
Wafer	2,000 MW	2,000 MW	2,000 MW	2,000 MW
—Monocrystalline Wafers	200 MW	200 MW	200 MW	200 MW
—Multicrystalline Wafers	1,800 MW	1,800 MW	1,800 MW	1,800 MW
Cell	240 MW	240 MW	240 MW	240 MW
Module	1,200 MW	1,200 MW	1,200 MW	1,200 MW
Polysilicon	10,000 metric tons	6,000 metric tons	6,000 metric tons	6,000 metric tons

(1)	Calculated based on the adjusted methodology effective January 1, 2012, which is based on an efficiency rate of 18.8% for monocrystalline wafers and 17.7% for multicrystalline wafers.

(2)	Calculated based on the adjusted methodology effective January 1, 2013, which is based on an efficiency rate of 19.0% for monocrystalline wafers and 17.8% for multicrystalline wafers.

(3)	Calculated based on the adjusted methodology effective January 1, 2014, which is based on an efficiency rate of 19.2% for monocrystalline wafers and 17.8% for multicrystalline wafers.

With respect to our solar power projects, as of December 31, 2014, we had a total of 25 MW in utility-scale projects in Bulgaria and Romania which have been completed and connected to their respective grids. We completed the construction and connection of an additional 70.5 MW of utility-scale projects in the United Kingdom. As of March 31, 2015, we successfully sold a 13.5 MW project in the United Kingdom, and plan on selling existing projects in the United Kingdom with a total capacity of 57 MW” this year.

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

Our manufacturing capacities comprise the following:

•	polysilicon production;

•	ingot production;

•	wafer slicing;

•	cell manufacturing;

•	module manufacturing; and

•	solar project development.

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

We integrated the two phases into one combined polysilicon manufacturing facility in October 2012. At the end of September 2013, we concluded that our efforts to sufficiently reduce the cost of polysilicon production as compared to its prevailing market price were not successful. After conducting a further internal assessment we determined that it was no longer feasible to operate the Phase I facility without incurring a loss and to recognize the impairment charge in our wafer segment accordingly. Production at the Phase I facility was permanently discontinued in October 2013. Our polysilicon facility currently has an annual polysilicon manufacturing capacity of 6,000 metric tons. After eliminating our Phase I facility, our remaining in-house polysilicon production is cost-efficient as compared to the prevailing market price of polysilicon, which we believe will help our overall profitability. In addition, we believe the discontinuation will help reduce our power consumption and depreciation and therefore help to enhance our profitability going forward. As of December 31, 2014, our remaining Phase II facility was running at full capacity and generated positive cash flow for us. While the solar sector remains highly competitive and subject to political uncertainties, we believe that our international approach to our module business and continuing investments in new technologies will support our longer-term goals.

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

Solar Power Project Development

We develop, build and sell solar power projects. Our solar power project development activities have grown through organic growth starting from 2011. Our global solar power project business develops projects primarily in the United Kingdom, Eastern Europe as well as China. Our team of experts specializes in project development, evaluations, system design, engineering, project management and coordination and organizing financing.

Raw Materials

The key raw material for our wafer manufacturing is polysilicon. Currently, we use polysilicon as primary feedstock to produce solar wafers. In 2014, polysilicon accounted for approximately 50.7% of our wafer production cost. We procure our raw materials from diversified sources. In 2014, purchases from international suppliers, domestic suppliers and our subsidiary, Sichuan ReneSola, accounted for approximately 35.7%, 14.3% and 50.0%, respectively, of our total polysilicon purchases. Other raw materials include crucibles, slurry, wires, glass and ethyl vinyl acetate, or EVA, film, which we procure primarily from domestic and international suppliers. For the volatility of raw material prices, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Volatile market and industry trends, in particular, unfavorable changes in supply or demand for solar power products throughout the value chain, and continued substantial downward pressure on the prices of our products will have a negative impact on our business and results of operations.”

Our top five suppliers of polysilicon, excluding those for processing services, collectively accounted for 85.6% of our total polysilicon purchases in 2014. Our top two suppliers of polysilicon, excluding those processing services, accounted for more than 65.5% of our total polysilicon purchases in 2014. We are required to purchase $70 million of polysilicon over the next year. The price is subject to adjustment to reflect the prevailing market price at the transaction dates. We made advance payments to these suppliers under the polysilicon purchasing agreements. In 2012, 2013 and 2014, due to the worldwide oversupply of silicon raw materials, we were not required to make advance payments for our newly signed procurement agreements with suppliers. In 2012, 2013 and 2014, we did not enter into any long term contracts with our suppliers. As of December 31, 2014, the outstanding advance payments in connection with our procurement agreements entered into before 2015 amounted to approximately $13.1 million.

We complement our existing long-term and short-term polysilicon purchase agreements with in-house manufacturing capacity provided by our polysilicon manufacturing facility in Meishan, Sichuan Province. Our polysilicon facility currently has an annual polysilicon manufacturing capacity of 6,000 metric tons.

Sales and Customers

We have established a number of long-term relationships with several key players in the solar power industry and will continue to both strengthen our existing customer relationships and cultivate new relationships. Our current customers include some of the leading global manufacturers of solar cells and solar modules. We have been expanding our customer base beyond China and, as of December 31, 2014, sold more than 82.7% of our products, in terms of sales revenue, in overseas markets (outside of China, Taiwan and Hong Kong) such as Europe, America, Japan and Australia. We have wide-spread sales channels across different continents including sales offices in Germany, the United Kingdom, the United States, Japan, India, Australia, South Africa, Panama and other countries or regions, which provide our customers with local and easily accessible support. In particular, we expanded into the United States and Japan, two fast growing markets for PV products, in mid-2012. In 2014, we further strengthened our market leadership in Europe and Japan. Our revenue derived from sales into Europe was $609.0 million for the year ended December 31, 2014. We also established subsidiaries and branch companies in Japan, and our revenue derived from sales into Japan was approximately $369.4 million for the year ended December 31, 2014.

We have also entered into OEM agreements to provide major global solar companies in Europe, Africa, South Asia and the Asia-Pacific region, with solar modules. We believe that our reputation for quality and reliability and our added capabilities in solar cells and solar modules will enable us to gain market share and capture new growth opportunities in the solar power industry.

As of December 31, 2014, we had a one-year backlog of 653 MW contracts for delivery in 2015.

Wafer Sales

We increased wafer shipment in 2012, due to strong demand for our products, increased production output and increased brand recognition. In 2013, our wafer shipment decreased from 2012, because we used more of our wafer output for our own module manufacturing to support our business strategy to become an integrated module provider. In 2014, we continued to shift our business focus to our module business by using most of the wafers produced internally.

We derived 60.5%, 86.5% and 76.9% of our wafer sales from customers in China (including Hong Kong) in 2012, 2013 and 2014, respectively. In 2012, our top five wafer customers, one of which was our related party, accounted for approximately 49.5% of our wafer sales and 22.2% of our net revenues, and our largest customer accounted for approximately 13.7% of our wafer sales and 6.1% of our net revenues. In 2013, our top five wafer customers accounted for approximately 52% of our wafer sales and 10.8% of our net revenues, and our largest wafer customer accounted for approximately 24.8% of our wafer sales and 5.1% of our net revenues. In 2014, our top five wafer customers accounted for approximately 53.7% of our wafer sales and 6.3% of our net revenues, and our largest wafer customer accounted for approximately 16.5% of our wafer sales and 1.9% of our net revenues.

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

We entered into several long-term sales contracts with our customers. In June 2008, we entered into an agreement with a global solar power company for the supply of approximately 1.5 GW of wafers over an eight-and-a-half-year period beginning in July 2008. In June 2010, we entered into an agreement with a leading solar cell manufacturer to provide approximately 293 MW of multicrystalline wafers from July 2010 to December 2013 and approximately 141 MW of monocrystalline wafers from October 2010 to December 2013. Our long-term wafer contracts accounted for approximately 67.3 MW of wafer shipments, or 7.9% of our total wafer shipments, in 2014.

In 2012, 2013 and 2014, due to the volatility of polysilicon prices and worldwide oversupply of solar power products, we did not enter into new long-term wafer contracts or wafer processing arrangements with customers.

Module Sales

Our module shipment increased in 2012, 2013 and 2014. In 2013, our module shipment exceeded our wafer shipment for the first time in our company’s history, due to our business strategy of transitioning from a wafer manufacturer to an integrated module manufacturer and our module shipments continued to exceed our wafer shipments in 2014.

We sell our modules primarily to distributors and power plant developers. The type of customers we focus on depends largely on the demand in the specific markets. In 2013, our top five module customers accounted for 20.6% of our module sales and 15.1% of our total net revenues, and our largest module customer accounted for approximately 4.6% of our module sales and 3.4% of our net revenues. In 2014, our top five module customers accounted for 28.9% of our module sales and 24.2% of our net revenues, and our largest module customer accounted for approximately 9.3% of our module sales and 7.8% of our net revenues.

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

Solar Power Projects

In March 2014, we completed the sale of three utility-scale projects in Western China, with a total capacity of 60 MW sold to Jiangsu Akcome Solar Science & Technology Co., Ltd., an independent third party.

In December 2014, we sold a 37 MW distributed generation project to An Hui Sai Hua Renewable Energy Co., Ltd., an independent third party.

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

We have also received certifications for the quality of our products from institutions in different countries, including these recent certifications:

•	Since 2013, we have been listed by the Japan Photovoltaic Expansion Center as a qualified PV product manufacturer for the Japanese market and received certification from the Japan Electrical and Environment Technology Laboratories, both of which are significant accomplishments for a foreign company entering Japan’s solar market;

•	Since 2012, our Virtus I and Virtus II modules, which are quasi-mono and high-efficiency polycrystalline PV Modules, have been listed by TÜV Rheinland Underwriters Laboratories, Mircrogeneration Certification Scheme, California Energy Commission, China General Certification, and China Quality Certification. We received additional Sello FIDE certification in Mexico in 2014.

•	Since 2013, our 355 newly launched LED models have obtained Conformite Europeenne certifications from TÜV SÜD, a globally recognized and leading government-designated certification body responsible for product testing and the certification of electronic products. These certifications are valid for five years.

We also obtained Conformite Europeenne certificates for three categories of our LED products across Europe and Africa, including bulbs, indoor lighting and outdoor lighting. We currently have approximately 600 models of LED products and have obtained certifications, such as Underwriters Laboratories certificates for North America, CUL certificates for Canada, TUV-CE certificates for the EU, TUV-CB certificates for IECEE member countries, and SAA & RCM certificates for Australia, to indicate that our LED models hold and maintain local electrical safety certificates and comply with the applicable requirements. We expect to obtain additional certification for our various LED products across these regions, as well as certification for other markets, such as Japan and Mexico.

•	In the first half of 2013, our microinverter, Micro Replus™, which is most suitable for residential use, obtained certification in the United States, Canada, Australia, New Zealand, Germany, Denmark and the United Kingdom. The certifications include UL1741, IEEE 1547, FCC for the United States; CSA for Canada; AS 4777 for Australia & New Zealand; VDE 4105 for Germany; VDE 0126 for Denmark; G83 for the United Kingdom. The certification will be renewed annually. As of December 31, 2014, we obtained additional certifications in Belgium, Spain, Greece, Czech, Finland, Norway, Portugal, Holland and France for our Micro Replus™. Our second-generation micro-inverter, Micro-Replus II, also received Electrical Testing Laboratories certification in the United States in 2014.

•	In July 2013, we were upgraded to “Tier 1” status on the BNEF PV Module Maker Tier System, which was developed to differentiate the hundreds of manufacturers of solar modules in the market. A module manufacturer is qualified for the “Tier 1” status if it provides products to three different projects with non-recourse financing by three different banks in the past two years, respectively. In the same month, we were also awarded one of the highest credit ratings by China Export & Credit Insurance Corporation, or Sinosure, the largest and only state-owned insurer in China that provides credit insurance for the export of high value-added goods. We benefit from the acknowledgement from BNEF and Sinosure’s rating, as major PV project developers, engineering, procurement and construction contractors and financing credit providers rely on such BNEF report and Sinosure’s rating;

•	In 2014, we were awarded a “TOP BRAND PV” seal in Belgium, the Netherlands, and Luxembourg by EuPD Research, the leading market intelligence company in the sustainable business sector and an independent brand management appraiser of module manufacturers in Germany, Italy, the United Kingdom, Benelux, and France; and

•	In 2014, Solar Insurance & Finance, an international and independent insurance broker specializing in insurance for PV installations, certified our modules based on our positive audit, involving relevant technical, financial, environmental, and labor considerations; furthermore, our modules achieved top performance rankings on PV Evolution Labs’ “PV Module Reliability Scorecard” for 2014 in four testing categories: Dynamic Mechanical Load, Damp Heat, Potential Induced Degradation, and Humidity-Freeze, which are series of reliability tests conducted by PV Evolution Labs.

As of December 31, 2014, we had a dedicated team of 521 employees overseeing our quality control processes that work collaboratively with our sales team to provide customer support and after-sale services. As an important part of the quality control process, we gather customer feedback for our products and address customer concerns in a timely manner.

Competition

The solar market is highly competitive and continually evolving. We expect to face increased competition, which may result in price reductions, reduced margins or loss of market share. There is increasing competition in the downstream solar business as traditional utility companies, solar manufacturers, and financial institutions enter the market. There are many local incumbent services, distribution, and logistics companies we have to successfully compete with in order to penetrate the various international target markets. As we broaden our energy-efficient product offerings, including LED products, we will encounter significant competition from both domestic and international markets. We believe that the key competitive factors in the markets for solar wafers and modules include:

•	product quality;

•	price and cost competitiveness;

•	manufacturing technologies and efficiency;

•	power efficiency and performance;

•	strength of supplier and customer relationships;

•	aesthetic appearance of PV modules;

•	economies of scale; and

•	brand name and reputation.

The number of solar product manufacturers has rapidly increased due to the growth of actual and forecasted demand for solar power products and the relatively low barriers to entry. Lower demand for solar modules due to weak macroeconomic conditions and tightened credit for solar project financing combined with the increased supply of solar modules due to production capacity expansion by solar module manufacturers worldwide has caused the price of solar modules to decline beginning in the fourth quarter of 2008. Although the solar industry has seen an increase in demand for solar power products due in part to the improvement of global economic conditions since 2009, when the global economic downturn had a material impact on the demand for solar power products, the prices of solar power products have been volatile in recent years due to the unstable supply of solar power products. Even though demand has gradually increased in the last two years and the average price has increased and stabilized since the beginning of 2013, the industry may still be oversupplied throughout the solar value chain in the near future. Moreover, the solar industry is expected to continue to be highly competitive. Increased production efficiencies and improved technologies may further reduce costs of polysilicon and other silicon raw materials, which have already declined significantly over the past few years. Potential further expansion of manufacturing capacity in the future by us or by our competitors and potential new entrants into the market, given the relatively low barriers to entry, may result in continued excess capacity in the industry.

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

The standard specifications of monocrystalline wafers used by most solar cell manufacturers are wafers of 8 inches and the standard specifications of multicrystalline wafers of 156 mm by 156 mm. Most China-based wafer manufacturers, including us, offer wafers in these two sizes. Due to the lack of sufficient market information, it is difficult for us to ascertain our competitive position vis-à-vis our competitors. For example, conversion efficiency of solar power products is not only determined by the quality of solar wafers but is also dependent on the solar cell and module manufacturing processes and technology. Therefore, solar wafer manufacturers usually assume the conversion efficiency of their solar wafers based on the conversion efficiency of solar cells and modules manufactured by their customers, for which there is a lack of publicly available information. As a result, it is difficult for us to ascertain the competitive position of our competitors’ solar wafers.

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

Insurance

We maintain property insurance policies, including property all risk insurance and machinery breakdown insurance, with insurance companies covering our assets, equipment, facilities, buildings and building improvements. These insurance policies cover losses due to fire, explosion, flood and a wide range of other natural disasters. We maintain commercial general liability insurance, including product liability insurance coverage for our products manufactured in China. We maintain performance guarantee insurance with insurance companies covering half of ReneSola brand solar products. We maintain transportation insurance to cover the transportation risk for our finished products. We maintain credit sale insurance with Sinosure and Euler Hermes to protect our credit sales all over the world. We do not maintain any insurance for business interruption. We maintain key-man life insurance for our executive officers. We maintain director and officer liability insurance for our directors and executive officers. We consider our insurance coverage to be in line with other manufacturing companies of similar size in China. However, significant damage to any of our manufacturing facilities, whether as a result of fire or other causes, could have a material adverse effect on our results of operation. We paid an aggregate of approximately $5.3 million in insurance premiums in 2014.

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

On September 23, 2013, the PRC Ministry of Finance and the PRC State Administration of Taxation jointly issued the “Notice on the Value-added Tax Policy for PV Power Generation,” which provides 50% of the value-added tax paid by taxpayers in connection with sales of self-produced electrical products generated by solar energy will be immediately refunded to the taxpayers when the value-add tax is collected. This VAT refund will be effective from October 1, 2013 through December 31, 2015.

On November 26, 2013, the PRC National Energy Commission issued the “Interim Measures for the Supervision of Photovoltaic Power Generation,” which clarify that the state department in charge of energy and its local counterparts are responsible for the supervision of PV projects. The interim measures are valid for three years starting from the date of promulgation.

On January 17, 2014, the PRC National Energy Commission announced the PV installation target for 2014 to be 14 GW, which includes 8 GW for distributed PV systems and 6 GW for large scale PV power plants.

On February 8, 2014, the National Certification and Accreditation Administration and the PRC National Energy Commission jointly issued the Implementation Opinions on Strengthening the Testing and Certification of PV Products, or Implementation Opinions, which provide that only certified PV products may be connected to the public grid or receive government subsidies. The institutions that certify PV products must be approved by the Certification and Accreditation Administration. According to the Implementation Opinions, PV products that are subject to certification include PV battery parts, inverters, control devices, confluence devices, energy storage devices and independent PV systems.

On July 1, 2014, the PRC National Energy Commission and the SAIC jointly issued the Notice on the Sample of Trade Contracts Text for Wind Farm and Photovoltaic Power Station to regulate the trade and contracts between power grid enterprises and photovoltaic enterprises.

On September 2, 2014, the PRC National Energy Commission issued the Notice on Further Implementing Relevant Policies of Distributed Photovoltaic Power Generation, requiring relevant government authorities to continue to highly value the development of distributed photovoltaic power, further improve the quality of photovoltaic power projects, and put forward various measures to develop the PV application market and regulate the industrial development in the photovoltaic industry.

On October 9, 2014, the PRC National Energy Commission issued the Notice on Further Optimizing Operation Management of Photovoltaic Power Stations, requiring relevant government authorities to continue to highly value the construction of photovoltaic power stations, and put forward various measures to regulate the operation of on-grid and grid-tied electricity generation projects. Also, the Notice encourages local government authorities to guide and coordinate the construction of rooftop PV power systems by building owners or specialized enterprises, coordinate the connection of the systems to the power grid, enter projects on file and perform project management duties.

On March 16, 2015, the PRC National Energy Commission issued the Notice on Implementation Plans of Photovoltaic Generation Construction for 2015, which provides that the newly installed capacity plan for PV power systems for the year of 2015 is 17,800 MW. Centralized and distributed PV power generation projects constructed within the plan are entitled to subsidies from national specialized fund for renewable energy development.

On March 30, 2015, the MIIT released the Standard Conditions for the Photovoltaic Manufacturing Industry (2015 Edition), or the Standard, which clarifies that the minimum capital base ratio will be 20% for new, innovative and expanded PV manufacturing projects. The Standards also stipulate that new, innovative and expanded PV manufacturing projects should stringently implement the EIA system, and that projects cannot commence their construction unless they pass the EIA examination. Also the emission of exhaust gas and wastewater must meet national and local emission standards and overall control requirements for air and water pollutants.

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

Restriction on Foreign Ownership

The principal regulation governing foreign ownership of solar power businesses in the PRC is the Foreign Investment Industrial Guidance Catalogue issued by NDRC and the PRC Ministry of Commerce, effective as of April 10, 2015, or the Catalogue 2015, which is a replacement of the 2007 and 2011 versions of the Foreign Investment Industrial Guidance Catalogue. The Catalogue 2015 classifies the various industries into four categories: encouraged, permitted, restricted and prohibited. Foreign invested companies categorized as “encouraged” are entitled to preferential treatment by the PRC government authorities, including exemption from tariffs on equipment imported for its own use. ReneSola Zhejiang was categorized in the “encouraged” industry under the Catalogue 2015.

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

In May 2013, SAFE issued Notice 21, which provides detailed disclosure requirements and examination standards for SAFE registration. Foreign organizations and individuals involved in direct investment activities in China shall be registered with the SAFE branches, including the overseas SPVs established by PRC residents for the purpose of holding domestic or offshore assets or interests.

In July 2014, SAFE promulgated Notice 37, which replaced Notice 75 (Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies) promulgated by SAFE in October 2005.

Notice 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, referred to in Notice 37 as a “special purpose vehicle,” for the purpose of holding domestic or offshore assets or interests. Notice 37 further requires amendment to a PRC resident’s registration in the event of any significant changes with respect to the special purpose vehicle, such as an increase or decrease in the capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital to its PRC subsidiary.

Moreover, Notice 37 applies retroactively. As a result, PRC residents who had made capital contributions to SPVs based on their lawful domestic or overseas assets or interests but did not go through overseas investment foreign exchange registration formalities prior to the implementation of Notice 37 should provide the local SAFE branch with written explanations regarding their failure to do so, and the local SAFE branch will conduct registration retrospectively based on the principle of legality and reasonableness.

According to these regulations, PRC residents who have established or acquired control of our company are required to register with SAFE in connection with their investments in us.

On December 25, 2006, the People’s Bank of China promulgated the “Measures for Administration of Individual Foreign Exchange.” On January 5, 2007, SAFE promulgated the Implementation Rules of Measures for Administration of Individual Foreign Exchange. On February 15, 2012, SAFE promulgated the Notice on Issues Related to Foreign Exchange Administration in Domestic Individuals’ Participation in Equity Incentive Plans of Companies Listed Abroad, or Notice 7. According to Notice 7, PRC citizens who are granted shares or share options by a company listed on an overseas stock market according to its employee share option plan or share incentive plan are required to register with SAFE or its local counterparts.

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

C.	Organizational Structure

We currently conduct our business through the following key subsidiaries as of the date of this annual report:

•	ReneSola Zhejiang, our principal operating company engaged in wafer manufacturing in China;

•	ReneSola America, which was incorporated in the State of Delaware, the United States in November 2006 to facilitate our procurement of silicon raw materials in North America.

•	ReneSola Singapore Pte. Ltd., which was incorporated in Singapore in March 2007 as an offshore vehicle to procure polysilicon in international markets;

•	Sichuan ReneSola, which was incorporated in China in August 2007 to engage in the production of raw materials;

•	ReneSola Jiangsu, which we acquired in May 2009 to engage in the production of solar cells and modules;

•	Zhejiang ReneSola System Integration Ltd., which was incorporated in China in April 2010 to engage in the production and sale of crucibles, steel wires and silicon carbon powder; and

•	ReneSola Deutschland GmbH, which was incorporated in Germany in September, 2011, to engage in the sales of module, cell and wafer, as well as the operation of solar power projects.

In addition to the key subsidiaries above, we also have other subsidiaries incorporated in different jurisdictions. The following diagram illustrates our current corporate structure, including our principal subsidiaries, as of the date of this annual report:

The diagram above omits the names of subsidiaries that are immaterial to us individually and in the aggregate. For a complete list of our subsidiaries as of the date of this annual report, see Exhibit 8.1 to this annual report.

D.	Property, Plants and Equipment

We conduct our research, development and manufacturing of solar wafers at our facilities in Jiashan, Zhejiang Province, where we occupied a site area of approximately 401,060 square meters as of December 31, 2014. On this site, there are manufacturing facilities and office premises occupying an area of approximately 271,184 square meters.

We conduct our research, development and manufacturing of polysilicon at our facilities in Meishan, Sichuan Province, where we occupied a site area of approximately 1,011,155 square meters as of December 31, 2014.

Our cell and module manufacturing facilities are located at Yixing, Jiangsu Province, where we occupied a site area of approximately 179,500 square meters as of December 31, 2014.

Except as noted otherwise, we own the facilities completed and under construction and the right to use the relevant land for the durations described below. We also include information relating to the capacity of and major equipment at our facilities below. We believe that our existing facilities, together our facilities under construction, are adequate for our expansion in 2015.

	Facility	Construction Area (square meters)	Duration of Land Use Right	Annual Manufacturing Capacity as of December 31,			Expected Annual Manufacturing Capacity as of December 31,	Major Equipment
Products	No.			2012	2013	2014	2015

Monocrystalline ingots and wafers	1	42,000	January 2007 to November 2053 (a plot of 22,000 square meters); May 2006 to November 2053 (a plot of 18,000 square meters); and October 2006 to October 2056 (a plot of 23,000 square meters)	200 MW	200 MW	200 MW	200 MW	Monocrystalline furnaces, NTC wire saws

	3	46,000	July 2007 to July 2057

Multicrystalline ingots and wafers	2	27,000	January 2007 to December 2056	1,800 MW	1,800 MW	1,800 MW	1,800 MW	ALD multicrystalline furnaces, TOKYO ROPE multicrystalline furnaces, Zhejiang Jinggong multicrystalline furnaces, HCT wire saws and Meyer Burger wire saws
	4	50,000	May 2008 to April 2058

Polysilicon	5	75,000	August 2008 to August 2058	10,000 metric tons	6,000 metric tons	6,000 metric tons	6,000 metric tons	Deposition reactors, rectifying tower and hydrogenation reactor

Cells	6	42,958	February 2008 to December 2056	240 MW	240 MW	240 MW	240 MW	Cell printing, testing and sorting equipment

Modules				1,200 MW	1,200 MW	1,200 MW	1,200 MW

We believe that our existing facilities, together with our facilities under construction, are adequate for our expansion plan in 2015.

As of December 31, 2014, short-term borrowings of $353.5 million and long-term borrowings of $10.5 million were secured by property, plant and equipment with carrying amounts of $617.5 million, prepaid land use right of $33.5 million and accounts receivable of $12.9 million. In addition, $301.8 million of borrowings were guaranteed by the personal assets of Mr. Xianshou Li, our chief executive officer, and his family, as of December 31, 2014, respectively.

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

A.           Operating Results

Overview

We are a leading global brand and technology provider as well as a manufacturer of solar power products based in China. Capitalizing on our proprietary technologies, economies of scale, low cost production capabilities, technical innovations and know-how and leveraging our in-house polysilicon, wafer and module manufacturing capabilities, we provide our customers with high quality, cost competitive solar power products and processing services. We provide high quality solar power products to a global network of suppliers and customers, which includes leading global manufacturers of solar cells and modules and distributors, installers and end users of solar modules.

We have significantly expanded our business scope from being primarily a solar wafer manufacturer to becoming a manufacturer of polysilicon and solar modules. We have also ventured into the solar power projects business. We believe our vertically integrated model and integrated manufacturing capabilities allow us to ensure the quality of our solar power products and reduce our reliance on the quality assurances of third-party suppliers. Moreover, our vertical integration allows us to gain an early understanding of trends in PV product pricing, better anticipate market conditions and take advantage of market opportunities more quickly and efficiently. Starting from early 2014, we began to expand into the global energy efficient products and services business, as well as downstream solar project development in overseas markets.

We have greatly expanded our manufacturing capacity since we began the production of solar wafers. We believe we possess one of the largest solar wafer manufacturing facilities in China based on production capacity as of December 31, 2014.

At the end of September 2013, we concluded that our efforts to sufficiently reduce the cost of polysilicon production as compared to the its prevailing market price were not successful. After conducting a further internal assessment we determined that it was no longer feasible to operate the Phase I facility without incurring a loss and to recognize the impairment charge in our wafer segment accordingly. Production at the Phase I facility of our polysilicon manufacturing facility in Sichuan Province was permanently discontinued in October 2013. As a result, we recognized a non-cash impairment charge of $194.7 million on long-lived assets associated with our Sichuan polysilicon factory. Our remaining Phase II polysilicon facility currently has an annual polysilicon manufacturing capacity of 6,000 metric tons. After eliminating our Phase I facility, our remaining in-house polysilicon production is cost-efficient compared to the prevailing market price of polysilicon, which we believe will help our overall profitability. In addition, we believe the discontinuation will help reduce our power consumption and depreciation and therefore help to enhance our profitability going forward. Our remaining Phase II polysilicon facility was running at full capacity and generated positive cash flow for us in 2014. While the solar sector remains highly competitive and subject to political uncertainties, we believe that our international approach to our module business and continuing investments in new technologies will support our long-term goals.

Except during the global economic downturn from 2008 to 2009, our annual shipments have grown significantly since we began manufacturing solar power products in 2005. In 2012, 2013 and 2014, we shipped 2,219.3 MW, 3,218.0 MW and 2,878.2 MW of solar power products.

Our net revenues increased from $969.1 million in 2012 to $1,519.6 million in 2013 and further to $1,561.5 million in 2014. We had an operating loss of $179.0 million and a net loss of $242.5 million in 2012. We had an operating loss of $221.4 million and a net loss of $258.9 million in 2013. We had an operating income of $8.2 million and a net loss of $33.6 million in 2014.

Our growth is driven by industry demand for solar power products and power, our ability to win market share from our competitors, our ability to manage our manufacturing capacity and production output, and our ability to improve operational efficiencies. Significant factors that affect the financial performance and results of operations of our solar power products are:

•	imposition of anti-dumping and countervailing orders;

•	industry demand and product pricing;

•	manufacturing capabilities;

•	advancements in process technologies;

•	availability and prices of raw materials; and

•	government subsidies and incentives.

Imposition of Anti-dumping and Countervailing Orders

Trade actions initiated in the United States and other jurisdictions, and the resulting anti-dumping and countervailing duties imposed on solar imports in those jurisdictions have caused disruption in the solar markets, resulted in additional costs to our customers and materially and adversely affected our business. The 2011 anti-dumping and countervailing duties investigation in the United States were settled by imposing certain tariffs on solar modules with cell components produced in China. The 2012 investigations of anti-dumping and countervailing duties in the European Union resulted in setting a price floor for Chinese-made solar products.

On December 31, 2013, another petition was filed with the USDOC to initiate an anti-dumping and countervailing duty investigation regarding certain Chinese solar products. On March 25, 2014, we received a letter from the USDOC in which we were named as one of the mandatory respondents related to the anti-dumping investigation. We have fully cooperated and intend to continue to cooperate. According to the World Trade Organization rules, the USDOC has to guarantee that the export quantities of the sampled companies accounted for a certain percentage of the total export sales of China. It is common practice for the USDOC to select certain companies with relatively large market share in the United States to participate in the investigation. We fully cooperated with the investigation proceedings to pursue the best outcome for us, as well as the industry. On December 16, 2014, the USDOC determined that imports of certain CSPV products were dumped in the United States from China and Taiwan and imports of certain CSPV products from China received countervailing subsidies. Following the USDOC determination, on January 21, 2015, USITC determined that imports of certain CSPV products from mainland China and Taiwan materially injured the domestic industry. As a result of the USITC’s affirmative determinations, the USDOC will issue countervailing duty orders on imports of these products from mainland China and anti-dumping duty orders on imports of these products from China and Taiwan. Under the final determination of the USDOC, we received a final dumping tariff of 78.42% and a final subsidy tariff of 38.72%, which establish the deposit rates for our U.S. imports. The U.S. system imposes final duties retroactively, so that the actual duty rates at which our U.S. imports will be finally assessed may differ from the announced deposit rates based on the completion of administrative reviews which will be conducted related to these anti-dumping and countervailing duty orders.

In the interests of our customers and shareholders, we temporarily reduced our U.S. shipments for the products in question since March 2014. We have overseas capacity through our network of OEM facilities that we can use to continue shipping to the United States without any potential tariff risk. While we oppose the petition raised against certain products from China, we are well prepared and well positioned to meet this challenge and will continue to support U.S. consumers with our top quality module products that are not the subject of the trade proceedings. We expect that we can continue to leverage our global presence, and optimize our geographic distribution to our advantage.

For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Imposition of anti-dumping and countervailing orders in one or more markets may result in additional costs to our customers and disruptions in such markets and could materially and adversely affect our business, results of operations, financial conditions and prospects.”

Industry Demand and Product Pricing

Our revenue growth largely depends on market demand for solar power products. Demand for solar power products is influenced by macroeconomic factors such as government regulations and support of the solar power industry, the global economic situation, the supply and prices of other energy products, such as oil, coal and natural gas, as well as government regulations and policies on the electric utility industry.

Our product prices are based on a variety of factors, including polysilicon costs, supply and demand conditions globally, the quality of our products, our pricing strategy, and the terms of our customer contracts, including sales volumes, and the terms on which certain customers supply us with silicon raw materials under buy-and-sell arrangements, taking into account the strength and history of our relationship with said customer. The solar industry has seen an increase in demand for solar power products due in part to the improvement of global economic conditions since 2009, when the global economic downturn had a material impact on the demand for solar power products. Despite a recovery in demand, the prices of solar power products have been volatile in recent years due to the unstable supply of solar power products. Even though demand has gradually increased in the last two years and the average price has increased and stabilized since the beginning of 2013, the industry may remain oversupplied throughout the solar value chain in the near future. Moreover, the solar industry is expected to continue to be highly competitive. Increased production efficiencies and improved technologies may further reduce polysilicon costs and other silicon raw materials, which have already declined significantly over the past few years. In addition, Europe’s challenging financing environment resulted in weaker demand in Europe for most of 2011 and 2012, traditionally the solar industry’s most important market. In 2013, the global oversupply situation was mitigated due to industry restructuring and integration, resulting in a recovery in the solar industry reflected by an increase in the average selling prices throughout the solar value chain, including but not limited to polysilicon, wafers, cells, and module prices. In 2014, the average selling price throughout the solar value chain continued to stabilize, with module prices decreasing during the second half of the year, mainly as a result of foreign exchanges fluctuations. Notwithstanding the recent fluctuation in foreign exchange rates, we believe these positive trends, together with the lowering of costs throughout most of the solar power value chain, will continue and will further improve end-user affordability and increase demand for solar-generated electricity. In order to achieve positive margins, we will need to continue to control and reduce our costs of revenues and operating costs. In addition, fluctuations in exchange rates could affect our net profit margins and could result in foreign exchange losses and operating losses. Please see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Fluctuations in exchange rates may have a material adverse effect on your investment” and “Item 11—Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Risk.”

Wafer Manufacturing Capability Complemented by Polysilicon, Cell and Module Manufacturing Capabilities

We continue to execute our strategy to enhance our competitive platform built on product quality, cost-effective manufacturing capabilities, technology and brand recognition in our wafer and module business supported by integrated manufacturing of in-house polysilicon and solar cells. Through reducing costs, better quality control and shortening our production cycle, we capitalize on increasing demand for our high quality products by leveraging and strengthening our core customer relationships to further drive revenue growth. We believe the economies of scale resulting from our increasing manufacturing capacity have enhanced, and will continue to enhance, our cost structure and manufacturing efficiency. See “Item 4. Information on the Company—B. Business Overview” for the updates on our annual solar wafer manufacturing capacity, our annual cell and module manufacturing capacities and our polysilicon facility.

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

Availability and Prices of Raw Materials

Polysilicon is the primary raw material used to make crystalline silicon solar wafers, the market price of which may fluctuate as a result of economic conditions and the relative supply and demand of polysilicon. The market price of polysilicon was between $15 and $30 per kilogram in 2012 and then further decreased to as low as $12 per kilogram by the end of 2012 and early 2013. Subsequently, such prices increased due to the market recovery to between $17 and $20 per kilogram in the fourth quarter of 2013. In 2014, such price stabilized at around approximately $20 per kilogram.

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

	Year Ended December 31,
	2012		2013		2014
	(in thousands, except percentages)
Net revenues
Solar wafers(1)(2)	$468,049	48.3%	$366,161	24.1%	$223,489	14.3%
Solar modules(3)(4)(5)	501,083	51.7	1,153,474	75.9	1,338,008	85.7
Total	$969,132	100.0%	$1,519,635	100.0%	$1,561,497	100.0%

(1)         Included approximately $32.5 million, $51.1 million and $41.0 million from sales of other materials in the years ended December 31, 2012, 2013 and 2014, respectively.

(2)         Included approximately $0.7 million, nil and nil from service revenue from tolling arrangements with respect to the solar wafers in the years ended December 31, 2012, 2013 and 2014, respectively.

(3)         Included approximately $1.9 million, $23.9 million and $12.4 million from sales of solar cells in the years ended December 31, 2012, 2013 and 2014, respectively.

(4)         Included approximately $5.1 million, $11.5 million and $8.7 million from sales of electricity generated by our power systems in China for the years ended December 31, 2012, 2013 and 2014, respectively.

(5)         Included approximately nil, $1.2 million and $7.8 million from service revenue from tolling arrangements with respect to solar modules in the years ended December 31, 2012, 2013 and 2014, respectively.

Our net revenues derived from product sales are net of VAT, sales returns and exchanges. Factors affecting our net revenues derived from product sales include our unit sales volume and average selling price. We increased wafer shipments in 2012 due to strong demand for our products, increased production output and increased brand recognition. In 2013, our wafer shipments decreased from 2012, because we used more of our wafer manufacturing output for our own module manufacturing to support our business strategy to become an integrated module provider. In 2014, we continued to shift our business focus towards the higher margin module business by using most of the wafers produced internally. Average selling prices throughout the solar value chain, including but not limited to polysilicon, wafers, cells, and module prices, decreased in 2012 due to the continued oversupply of solar power products. After the market bottomed out in early 2013, the solar market recovered gradually due to industry restructuring and integration, which resulted in an increase in average selling prices throughout the solar value chain. In 2014, the average selling prices throughout the solar value chain remained stable, however, due to foreign exchange fluctuations, module prices declined gradually in the second half of 2014.

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

Our module shipments increased in 2012, 2013 and 2014. In 2013, our module shipment exceeded our wafer shipment for the first time due to our business strategy of transitioning from a wafer manufacturer to an integrated module manufacturer. Our module shipments continued to exceed our wafer shipments in 2014. We sell our modules primarily to distributors and power plant developers. Our focus on which type of customers depends largely on the demand in the specific markets. In 2014, our top five module customers accounted for 28.9% of our module sales and 24.2% of our total net revenues, and our largest module customer accounted for approximately 9.3% of our module sales and 7.8% of our total net revenues. We sell our modules through spot orders, short-term contracts with terms of less than one year and framework agreements. The prices for most orders, contracts, and framework agreements are based on the then market prices and trends.

Geographical Distribution

In 2012, 2013 and 2014, a significant portion of our wafer sales were made to companies based in Asia, primarily to leading solar cell and module companies in China, Singapore, South Korea and Taiwan.

A majority of our module sales in 2014 were made to distributors located in Europe. Solar power manufacturers like us have capitalized on government and regulatory policies for the promotion of solar power in many jurisdictions. In order to continue growing our sales and to reduce our exposure to any particular market segment, we intend to broaden our geographic presence and customer base. However, Europe remained our most important market in 2014.

The following table sets forth the breakdown of our net revenues by geographic market, in absolute amount and as a percentage of total net revenues, for the periods indicated.

	Year Ended December 31,
	2012		2013		2014
	(in thousands, except percentages)

Mainland China	$423,874	43.7%	$417,469	27.5%	$227,182	14.5%
Taiwan	79,458	8.2	85,619	5.6	43,697	2.8
Australia	60,324	6.2	54,763	3.6	58,622	3.7
Singapore	49,826	5.1	8,274	0.5	10,506	0.7
Korea	18,036	1.9	51,908	3.4	21,121	1.4
India	6,103	0.6	59,754	3.9	51,257	3.3
Hong Kong	3,600	0.4	10,228	0.7	64	0.0
Japan	28	0.0	67,284	4.4	369,369	23.7
Asia Pacific Total	641,248	66.2	755,299	49.7	787,818	50.1

Germany	133,067	13.7	155,371	10.2	147,261	9.4
Greece	53,338	5.5	34,029	2.2	310	0.0
Belgium	25,412	2.6	12,977	0.9	1,165	0.1
America	16,462	1.7	236,935	15.6	170,718	10.9
Italy	13,663	1.4	21,171	1.4	5,781	0.4
France	11,894	1.2	49,441	3.3	89,635	5.7
Spain	8,266	0.9	29,026	1.9	39,247	2.5
Czech Republic	4,117	0.4	4,485	0.3	2,628	0.2
England	5,266	0.5	73,191	4.8	224,990	14.4
Netherlands	3,720	0.4	16,434	1.1	3,235	0.2
South Africa	—	—	18,432	1.2	13,912	0.9
Others	52,680	5.4	112,844	7.4	80,797	5.2
Total	$969,132	100.0%	$1,519,635	100.0%	$1,561,497	100.0%

Cost of Revenues

Our cost of revenues consists primarily of costs for:

•	polysilicon raw materials;

•	consumables, including crucibles, steel sawing wires, slurry, glass and EVA film;

•	direct labor costs, including salaries and benefits for our manufacturing personnel;

•	overhead costs, including equipment maintenance and utilities such as electricity and water used in manufacturing;

•	depreciation of manufacturing facilities and equipment; and

•	inventory write-down and contractor processing fees.

All of our costs for the items above increased from 2012 to 2013 as we expanded our manufacturing capacity and increased our sales volume, then decreased slightly in 2014 due to our continuous efforts to reduce costs. The increase in our polysilicon feedstock costs was attributable to increases in the volume of raw materials purchased from 2012 to 2014. During the period from 2012 to 2013, the market prices for raw materials continued to decline. During the same period, the average selling prices of our products and other inventory also declined significantly. As a result, we recorded inventory write-downs of $59.3 million in 2012 and inventory write-downs of $0.7 million in 2013 which reflected the decreased value of our feedstock, work in progress and finished goods. In 2014, the market price for raw materials and the average selling prices of our products remained stable. We recorded an inventory write-down of $0.8 million in 2014. Before 2014, we classified warranty expenses as part of cost of revenues in the income statement. From the first quarter of 2014, we changed our accounting classification of warranty expenses from cost of revenues to selling expenses in order to better reflect our global OEM business operations and align our accounting policy to industry peers. The reclassification has been adopted retrospectively and the comparative consolidated income statement amounts for the years ended December 31, 2010 to 2013 have been adjusted accordingly.

Gross Margin

Our gross margin is affected by changes in our net revenues and cost of revenues. Our net revenues are determined by the average selling price of our products, as well as the volume of products that we are able to sell. Our cost of revenues is affected by our ability to manage raw material costs and our ability to manage our manufacturing processes efficiently. Our gross margin increased from negative 3.7% in 2012 to 6.8% in 2013, primarily due to an increase of our module shipments and an increase of our average selling prices as a result of general market recovery. Our gross margin increased from 6.8% in 2013 to 13.4% in 2014, primarily due to an increase in the average selling price of modules, increased module shipments as well as a decrease in the cost of modules and wafers which resulted from our cost control measures.

Operating Expenses

Our operating expenses primarily include sales and marketing expenses, general and administrative expenses and research and development expenses.

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of salaries, bonuses and pensions for our sales personnel, commission paid to our sales agents, outbound freight, warranty expenses, share-based compensation expenses and benefits, travel and other sales and marketing expenses.

We began selling solar modules in June 2009 after our acquisition of ReneSola Jiangsu. Module sales typically carry a warranty for minimum power output of up to 25 years following the date of sale. We also provide warranties for our solar modules against defects in materials and workmanship for a period of ten years from the date of sale. We accrued warranty expenses from solar module sales of approximately $5.3 million in 2012, $9.8 million in 2013 and $13.1 million in 2014. Our warranties were calculated based on 1.0% of the current average selling price of our solar modules.

Our sales and marketing expenses increased in 2014 from 2013, primarily because we increased our sales efforts, hired additional sales personnel, improved workmanship, and established a minimum power output warranty for our module products consistent with the industry averages, targeted new markets and initiated additional marketing programs to build our brand. We expect our sales and marketing expenses to remain stable in the immediate future.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries, bonuses and benefits for our administrative and management personnel, consulting and professional service fees and travel and related costs of our administrative and management personnel. In 2012, 2013 and 2014, we recognized share-based compensation expenses in connection with options granted to certain members of our management team. In 2013, our general and administrative expenses increased compared to 2012, primarily due to general needs for business operation. In 2014, our general and administrative expenses increased compared to 2013, primarily because of an increase in the general needs of growing our business and an increased number of international offices and warehouses used to explore international development opportunities. We expect our general and administrative expenses to remain stable in the immediate future.

Research and Development Expenses

Research and development expenses primarily relate to equipment and raw materials used in our research and development activities, research and development personnel costs, and other costs related to the design, development, testing and enhancement of our products and processes. In 2012, 2013 and 2014, our research and development expenses were approximately $44.1 million, $46.5 million and $52.6 million, respectively.

We expect our research and development expenses to remain at approximately the same level in the future as we continue to expand and promote innovations in our processing technologies of manufacturing polysilicon, wafers, cells and modules, as well as ancillary products such as inverters. We plan to continue to focus on improving manufacturing efficiency and reducing our manufacturing costs by enhancing manufacturing yields, which will enable us to deliver higher efficiency products at a lower cost in each segment of our production. In wafer manufacturing, we will continue to focus on improving our Virtus wafers, including improving upon each generation of our Virtus manufacturing technology. In module manufacturing, we will extend our technical know-how in Virtus wafers into manufacturing Virtus modules by using our proprietary Virtus manufacturing technology. We are also exploring new technology in making other types of modules, including glass-glass modules to suit needs in different markets.

Other Operating Income and Expenses

We also recognized other operating income and expenses from the disposal of fixed assets and land use right, government grants and forfeitures of advances from customers.

Impairment of Long-lived Assets

In 2013, we recognized $202.8 million in non-cash impairment charges, including $194.7 million associated with the long-lived assets of the Phase I Sichuan polysilicon factory. The impairment charge was recognized as the amount by which the carrying amount exceeds the fair value of the idled assets. We began a process of upgrading the Phase I factory and integrating the operations with those of Phase II In October 2012 and we conducted trial productions of the integrated production lines of Phase I and Phase II from July 2013 to September 2013. At the end of September 2013, we concluded that our efforts to sufficiently reduce the cost of polysilicon production as compared to its prevailing market price were not successful. After conducting a further internal assessment, we determined that it was no longer feasible to operate the Phase I facility without incurring a loss and to recognize the impairment charge in our wafer segment accordingly. Production at the Phase I facility was permanently discontinued in October 2013. The fair value of the idled assets used to determine the impairment charge was then determined with the assistance of an independent professional third party appraiser, which process was completed in November 2013.

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

In 2014, we did not recognize any impairment of long-lived assets.

Non-operating Income and Expenses

Our non-operating income and expenses consist primarily of interest income, interest expenses, foreign currency exchange gains or losses, gains on repurchase of convertible bonds, gains or losses on derivatives, gain or loss on disposal of subsidiaries, and fair value change of warrant liability.

Our interest income represents interest on our cash balances. Our interest expenses relate primarily to our short-term borrowings from banks, less capitalized interest expenses to the extent they relate to our capital expenditures.

Our foreign currency exchange gain or loss results from our net exchange gains and losses on our monetary assets and liabilities denominated in foreign currencies during the relevant period. Our functional currency is the U.S. dollar. Foreign currency transactions have been translated into the functional currency at the exchange rate prevailing on the date of the transaction. Foreign currency denominated monetary assets and liabilities are translated into our functional currency at exchange rates prevailing on the balance sheet date. Our reporting currency is the U.S. dollar. Assets and liabilities have been translated into our reporting currency using exchange rates prevailing on the balance sheet date. Income statement items have been translated into our reporting currency using the weighted average exchange rate for the relevant periods. Translation adjustments have been reported as comprehensive income. In 2012, 2013 and 2014, we had foreign currency exchange gains of $1.4 million, exchange loss of $0.4 million and exchange loss of $27.0 million, respectively. The significant foreign exchange loss in 2014 was primarily due to the significant rise of the U.S. dollar against the Euro and Japanese yen during the period.

We recorded losses of $0.1 million, gains of $0.6 million and gains of $6.1 million on derivative instruments from foreign currency forward exchange contracts, in the years ended December 31, 2012, 2013 and 2014, respectively.

We recorded gains on disposal of subsidiaries of nil, nil and $8.3 million in 2012, 2013 and 2014, respectively.

We recorded nil, nil and gains of $7.0 million in 2012, 2013 and 2014, respectively, on the repurchase of our convertible bonds due to the repurchase price discount.

We recorded a fair value change of warrant liability of nil, $3.2 million and $7.5 million in 2012, 2013 and 2014, respectively.

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

If it is more likely than not that some or all of the deferred tax assets will not be realized, we will provide for valuation allowances based on available evidence. As of December 31, 2014, we had net operating losses carry forwards of $355.6 million (before deferred tax assets valuation allowance), of which $31.2 million will expire in 2016, $178.0 million will expire in 2017, $58.4 million will expire in 2018, $57.3 million will expire in 2019, $11.9 million will expire from 2032 to 2034, and $18.8 million can be offset in future without any restriction.

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

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible for tax purposes. As a result, we have recognized a valuation allowance against tax loss carry forwards of $64.4 million, $134.9 million and $145.3 million as of December 31, 2012, 2013 and 2014, respectively.

ReneSola Zhejiang achieved the status of “high-new technology enterprise” in 2009 and renewed such status for another three-year period from 2012 to 2014. With this approval and renewal, ReneSola Zhejiang was able to enjoy a reduced income tax rate of 15% from January 1, 2012 to December 31, 2014. In 2012, we also successfully applied for high-new technology enterprise certificates for ReneSola Jiangsu and Sichuan ReneSola for terms of three years. With these approvals, ReneSola Jiangsu and Sichuan ReneSola were able to enjoy a reduced income tax rate of 15% for a period of three years from January 1, 2012 to December 31, 2014, and Sichuan ReneSola was able to enjoy the same reduced rate from January 1, 2013 to December 31, 2014. ReneSola Zhejiang, ReneSola Jiangsu and Sichuan ReneSola are currently applying for the renewal of their high-new technology enterprise certificates for the next term of three years.

The corporate income tax rate is 25% for our subsidiaries incorporated in PRC, namely Zhejiang ReneSola System Integration Ltd., Sichuan Ruiyu Photovoltaic Materials Co., Ltd., Sichuan Ruixin Photovoltaic Materials Co., Ltd., Sichuan SiLiDe Composite Materials Co., Ltd., Beijing Xuyuan Solar Energy Technology Co., Ltd., Zhejiang Kexu, Jiashan Bangsheng, Fuyunshenghui, and ReneSola Shanghai Ltd. The corporate income tax rate for ReneSola Zhejiang Solar New Energy Academe is 20%.

For PRC entities, the qualified research and development expenses incurred by them for development of new technology, new products and new techniques could have a 50% super deduction in addition to the actual expense deductions for PRC enterprise income tax purposes. ReneSola Jiangsu and Sichuan ReneSola are eligible for such R&D super deduction.

We also have overseas operations in the United States, Singapore, Germany, Bulgaria, Australia, Japan, India, Luxembourg, Romania, the United Kingdom, South Africa, Croatia, Panama and Korea. The corporate income tax rates in these jurisdictions range from 10% to 35%.

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

Revenue Recognition

We sell solar power products including virgin polysilicon, monocrystalline and multicrystalline solar wafers and PV cells and modules. We also enter into agreements to process silicon materials into silicon ingots and wafers, and to process PV cells into modules for customers. We recognize revenues when persuasive evidence of an arrangement exists, the products are delivered and title and risk of loss has passed to customers, the price to the buyer is fixed and determinable, and collectability is reasonably assured. Sales agreements typically contain customary product warranties but do not contain any post-shipment obligations nor any return or credit provisions.

A majority of our contracts provide that products are shipped under free on board, or FOB, terms or cost, insurance and freight, or CIF, terms or delivered duty unpaid, or DDU terms. Under FOB, we fulfill our obligation when the goods have passed over the ship’s rail at the named port of shipment. The customer bears all costs and risks of loss of or damage to the goods from that point. Under CIF, we must pay the costs, insurance and freight necessary to bring the goods to the named port of destination, and bear the risk of loss of or damage to the goods during transit. Under DDU, we are responsible for making a safe delivery of goods to a named destination, paying all transportation expenses but not the duty. We bear the risks and costs associated with supplying the good to the delivery location. We recognize revenue when the title of goods and risk of loss or damage is transferred to the customers based on the terms of the sales contracts, and if other recognition criteria are met.

Revenue from solar power projects that are held and used is recognized as revenue after the solar power project is connected to the grid and as it generates electricity.

We also have been developing solar power projects, or project assets, with the intention to sell the project assets. We account for these project assets following the provisions of real estate accounting. Under the provisions of real estate accounting, we recognize revenue and the corresponding costs once the sale is consummated, the buyer’s initial and any continuing investments are adequate, the resulting receivables are not subject to subordination and we have transferred the customary risk and rewards of ownership to the buyer. We have not recognized any revenue from sales of project assets in 2012, 2013 and 2014.

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

The impairment charge was recognized as the amount by which the carrying amount exceeded the fair value of the idled assets. The fair value of the idled assets was estimated based on two market based analyses, including an assessment that general machinery could be sold in the market, based on second-hand market quotations and that specialized machines and associated facilities have scrap value associated with their metal components, net of dismantling cost, freights, and relevant taxes.

We determined that assets that were held-for-sale as of December 31, 2011 became fully impaired during the year ended December 31, 2012, when the counterpart to the sales contract for the mono-crystal furnaces reneged on the contractual arrangement. Given our inability to find another buyer, and its conclusion that the assets are obsolete with little to no scrap value, the carrying value of these assets in approximately $6.4 million was written down to zero and an impairment charge of approximately $6.4 million was recognized for the year ended December 31, 2012.

At the end of September 2013, we concluded that we failed to achieve the cost reduction objectives of our ongoing technology improvement project, and as such we determined that it was no longer feasible to operate the Phase I facility without continuing to incur losses. We recognized the impairment charge of $202.8 million, including $194.7 million associated with the long-lived assets of the Phase I facility in our wafer segment, accordingly for the year ended December 31, 2013. Production at the Phase I facility was permanently discontinued in October 2013. There was no impairment loss of long-lived assets during the year ended December 31, 2014.

Valuation of Deferred Tax Assets

We periodically evaluate the likelihood of the realization of deferred tax assets, and reduce the carrying amount of these deferred tax assets by a valuation allowance to the extent we believe it is more likely than not that some portion or all of the deferred tax assets will not be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carry forward periods, our experience with operating losses in the China solar power industry, tax planning strategies implemented and other tax planning alternatives. If our operating results are less than currently projected and there is no objectively verifiable evidence to support the realization of our deferred tax asset, additional valuation allowance may be required to further reduce our deferred tax asset. Based on the results of the analysis, we determined that it was more likely than not that certain deferred tax assets would not be realized before the expiration of the carryforward period. A valuation allowance of $145.3 million was established for the year ended December 31, 2014. We still believe that it is more likely than not that the remaining $19.8 million of deferred tax assets will be realized before the carryforward period expires.

Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. We recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position.

Allowance for Doubtful Receivables, Advances to Suppliers and Advances for Purchases of Property, Plant and Equipment

We maintain allowances for doubtful receivables, advances to suppliers and advances for purchases of property, plant and equipment primarily based on the age of receivables or advances and factors surrounding the credit risk of specific customers or suppliers. We perform ongoing credit evaluations of the suppliers’ financial conditions. We generally do not require collateral or other security against such suppliers; however, we maintain a reserve for potential credit losses. If there is a deterioration of a major customer or supplier’s creditworthiness or actual defaults are higher than our historical experience, we may need to maintain additional allowances. Allowances for doubtful receivables are comprised of allowances for accounts receivable and allowances for other receivables.

In order to secure a stable supply of silicon materials and construction materials, we make advance payments to suppliers for raw material supplies and advances for purchases of long-lived assets which are offset against future deliveries. Advances to suppliers for purchases expected within twelve months as of each balance sheet date are recorded as advances to suppliers in current assets and those associated with purchases expected over longer periods of time. Future balances are recorded in non-current advance to suppliers. As of December 31, 2012, 2013 and 2014, advances to suppliers in current assets were $23.6 million, $14.2 million and $27.5 million, respectively, and non-current advance to suppliers for silicon raw material supplies were $5.9 million, $5.6 million and nil, respectively. Advances for property, plant and equipment are recorded in non-current assets and were $2.2 million and $1.8 million as of December 31, 2013 and 2014, respectively. We do not require collateral or other security against our advances to suppliers. We perform ongoing credit evaluations on the financial condition of our suppliers as our claims for such prepayments are unsecured, which expose us to the suppliers’ credit risk. As of December 31, 2014, $4.5 million of allowance was provided against the advances to suppliers.

For the years ended December 31, 2012, 2013 and 2014, we made provisions for doubtful receivables, advances to suppliers and advances for purchases of property, plant and equipment in the aggregate amount of $0.9 million, $3.7 million and $5.7 million, respectively.

Warranty Expenses

Our solar modules are typically sold with 25 year warranties against specified declines in the initial minimum power generation capacity at the time of delivery. We also provide warranties for solar modules against defects in materials and workmanship for a period of five or ten years from the date of sale. Warranty cost is accrued at the point the related module revenue is recognized. Due to our limited solar module manufacturing history, we do not have a significant history of warranty claims. Cost of warranties is estimated based on an assessment of our and competitors’ accrual history, industry-standard testing, estimates of failure rates from quality review and other assumptions that are considered to be reasonable under the circumstances. Actual warranty costs are accumulated and charged against accrued warranty liability. To the extent that actual warranty cost differs from the estimates, we will prospectively revise the accrual rate. As such estimates are subjective, we will continue to analyze our claim history and the performance of our products and compare against our competitors, industry data for warranty claims, and other assumptions, such as academic research, to determine whether our accrual is adequate. We have adopted a warranty accrual rate of 1.0% of PV module revenues, based on our assessment of industry norms which also represents our best estimate to date. Should we begin to experience warranty claims differing from our accrual rate, we would prospectively revise the warranty accrual rate. We revised downward the estimated cost to satisfy our outstanding product warranty by approximately $7.8 million for the year ended December 31, 2012, attributable primarily to a decrease in the average selling prices of solar modules, a primary input into the estimated costs of our warranty policy. From the first quarter of 2014, we reclassified warranty expenses from cost of revenues to selling expenses, to better reflect our global OEM business operations and align our accounting policy to industry peers. Accordingly, beginning from the first quarter of 2014, warranty expenses have been recognized as part of selling expenses. The reclassifications have been adopted retrospectively and the comparative consolidated income statement amounts for the years ended December 31, 2010 to 2013 have been adjusted accordingly.

Project Assets

In 2012, we began entering into arrangements to develop commercial solar power systems, or project assets, for sale upon their completion. Project assets consist primarily of costs relating to solar power projects in various stages of development that are capitalized prior to entering into a definitive sales agreement for the solar power project. These costs include modules, installation and other direct development costs. When all of the criteria to recognize the sale as revenue have been met, we expense project assets to cost of revenues for each project asset sold to a customer. We generally classify project assets as current based on the nature of a solar power project and the estimated time required to complete all activities to sell a specific project.

If the period to complete a sale extends beyond one-year, we will not continue to report the project assets as current, and will reclassify them to property, plant and equipment, unless the delay in the period required to complete the sale is caused by events or circumstances beyond our control. In 2013, we reclassified two project assets in Bulgaria to property, plant and equipment with a carrying value of approximately $16.7 million. In 2014, we reclassified two project assets in Romania to property, plant and equipment with a carrying value of approximately $27.1 million.

Segment Operations

We operated our business in two principal reportable business segments:

•	wafer sales segment, which involves the manufacture and sales of monocrystalline and multicrystalline solar wafers and processing services; and

•	cell and module sales segment, which involves the manufacture and sales of solar cells and modules.

The two segments are evaluated regularly by our chief executive officer to decide how to allocate resources and to assess performance. We do not allocate operating expenses by segment.

We began selling solar modules in June 2009 after our acquisition of ReneSola Jiangsu. ReneSola Jiangsu began its cell manufacturing in October 2008 and module manufacturing in November 2005. As of December 31, 2014, ReneSola Jiangsu had an annual cell manufacturing capacity of 240 MW and an annual module manufacturing capacity of 1,200 MW. Although sales from our wafer segment have been our dominant business since the end of 2011, we have shifted our focus to the module segment and in 2014 transformed our business so that we now primarily produce modules. See “—Results of Operations” for a discussion of period-to-period comparisons between the segments.

Results of Operations

The following table sets forth a summary, for the periods indicated, of our consolidated results of operations with each item expressed as a percentage of our total net revenues.

	For the Year Ended December 31,
	2012		2013		2014
	(in thousands, except percentages)
Net revenues
Solar wafers(1)(2)	$468,049	48.3%	$366,161	24.1%	$223,489	14.3%
Solar modules(3)(4)	501,083	51.7	1,153,474	75.9	1,338,008	85.7
Total	969,132	100.0	1,519,635	100.0	1,561,497	100.0
Cost of revenues(5)
Solar wafers(6)	(532,233)	(113.7)	(350,905)	(95.8)	(201,006)	(89.9)
Solar modules(7)	(475,036)	(94.8)	(1,055,625)	(91.5)	(1,151,208)	(86.0)
Total	(1,007,269)	(103.9)	(1,406,530)	(92.6)	(1,352,214)	(86.6)
Gross profit (loss)
Solar wafers	(64,184)	(13.7)	15,256	4.2	22,483	10.1
Solar modules	26,047	5.2	97,849	8.5	186,800	14.0
Total	(38,137)	(3.9)	113,105	7.4	209,283	13.4
Operating (expenses) income:
Sales and marketing(5)	(31,203)	(3.2)	(75,595)	(4.9)	(93,067)	(6.0)
General and administrative	(50,882)	(5.3)	(55,633)	(3.7)	(67,294)	(4.3)
Research and development	(44,102)	(4.6)	(46,452)	(3.1)	(52,575)	(3.4)
Other operating (expenses) income	1,656	0.2	45,886	3.0	11,870	0.8
Impairment of long-lived assets	(6,438)	(0.7)	(202,757)	(13.3)	—	—
Goodwill impairment	(6,161)	(0.6)	—	—	—	—
Intangible asset impairment	(3,764)	(0.4)	—	—	—	—
Total operating expenses	(140,894)	(14.6)	(334,551)	(22.0)	(201,066)	(12.9)
Income (loss) from operations	(179,031)	(18.5)	(221,446)	(14.6)	8,217	0.5
Non-operating income (expenses):
Interest income	7,118	0.7	8,443	0.6	5,010	0.3
Interest expense	(50,629)	(5.2)	(52,109)	(3.4)	(49,016)	(3.1)
Foreign exchange (losses) gains	1,386	0.1	(368)	(— )*	(27,009)	(1.7)
Gains(losses) on derivatives, net	(54)	— *	634	— *	6,058	0.4
Gains on repurchase of convertible notes	—	—	—	—	7,048	0.4
Fair value change of warrant liability	—	—	3,203	0.2	7,455	0.5
Gain on disposal of subsidiaries	—	—	—	—	8,253	0.5
Total non-operating (expenses)	(42,179)	(4.4)	(40,197)	(2.6)	(42,201)	(2.7)
Loss before income tax, non-controlling interests	(221,210)	(22.8)	(261,643)	(17.2)	(33,984)	(2.2)
Income tax benefit (expense)	(21,352)	(2.2)	2,723	0.2	350	— *
Net loss	(242,562)	(25.0)	(258,920)	(17.0)	(33,634)	(2.2)
Net loss attributable to non-controlling interests	(47)	(— )*	(4)	(— )*	(4)	— *
Net income (loss) attributable to holders of ordinary shares	$(242,515)	(25.0)%	$(258,916)	(17.0)%	(33,630)	(2.2)

*	Less than 0.1%.

(1)	Includes $32.5 million, $51.1 million and $41.0 million from sales of other materials in the years ended December 31, 2012, 2013 and 2014, respectively. For the years ended December 31, 2012, 2013 and 2014, the net revenues from solar wafers also included approximately $0.7 million, nil and nil, respectively, from service revenue from tolling arrangements with respect to the solar wafers.

(2)	Includes approximately $59.2 million, $2.9 million and $2.9 million of net revenues in our solar wafer segment from products sold to related parties in 2012, 2013 and 2014, respectively. Net revenues in our solar wafer segment from products sold to related parties accounted for 6.1%, 0.2% and 0.2% of our total net revenues in 2012, 2013 and 2014, respectively.

(3)	Includes approximately $1.9 million, $23.9 million and $12.4 million from sales of solar cells in the years ended December 31, 2012, 2013 and 2014, respectively. For the years ended December 31, 2013 and 2014, the net revenues from solar modules also included approximately nil, $1.2 million and $7.8 million, respectively, from service revenue from tolling arrangements with respect to solar modules.

(4)	Includes approximately $4.5 million, $0.3 million and nil of net revenues in our solar module segment from products sold to related parties in 2012, 2013 and 2014, respectively. Net revenues in our solar module segment from products sold to related parties accounted for 0.5%, less than 0.1% and nil % of our total net revenues in 2012, 2013 and 2014, respectively.

(5)	Starting from the first quarter of 2014, we changed our accounting classification of warranty expenses, which were previously classified as part of cost of revenues, to better reflect our global OEM business operations and align our accounting policy to industry peers. Accordingly, beginning from the first quarter of 2014, warranty expenses have been recognized as part of the selling expenses. The change in classification has been retroactively applied and the comparative consolidated income statement amounts for the years ended December 31, 2012 and 2013 have been adjusted accordingly. This reclassification impacted our consolidated financial statements as follows: (i) gross profit was decreased by $2.4 million in 2012, increased by $9.8 million in 2013 and increased by $13.1 million in 2014, and (ii) sales and marketing expense was decreased by $2.4 million in 2012, increased by $9.8 million in 2013 and $13.1 million in 2014.

(6)	Includes approximately $64.1 million, $3.3 million and $2.7 million of cost of revenues in our solar wafer segment from products sold to related parties in 2012, 2013 and 2014, respectively. The cost of revenues of our solar wafer segment from products sold to related parties accounted for 6.6%, 0.2% and 0.2% of the total net revenues in 2012, 2013 and 2014, respectively.

(7)	Includes approximately $4.2 million, $0.2 million and nil of cost of revenues in our solar module segment from products sold to related parties in 2012, 2013 and 2014, respectively. The cost of revenues of our solar module segment from products sold to related parties accounted for 0.5%, less than 0.1% and nil% of the total net revenues in 2012, 2013 and 2014, respectively.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Net Revenues. Our net revenues increased from $1,519.6 million in 2013 to $1,561.5 million in 2014 primarily due to an increase in our module shipments and an increase in our average selling prices as a result of general market recovery.

Net revenues were $223.5 million for our wafer sales segment and $1,338.0 million for our modules sales segment in 2014, compared to $366.1 million for our wafer sales segment and $1,153.5 million for our modules sales segment in 2013. The net revenue for wafers decreased primarily because we used more of our self-produced wafers for our own module manufacturing. The increase in net revenue for module sales was primarily due to an increase in the average module sale price from $0.646/w in 2013 to $0.664/w in 2014, as well as an increase in module shipments from 1,729 MW in 2013 to 1,970 MW in 2014.

Cost of Revenues. Our cost of revenues decreased from $1,406.5 million in 2013 to $1,352.2 million in 2014. Specifically, cost of revenues for our wafer sales segment decreased from $350.9 million in 2013 to $201.0 million in 2014 and cost of revenues for our module sales segment increased from $1,055.6 million in 2013 to $1,151.2 million in 2014. The decrease in the wafer segment was primarily due to a decreased shipment of wafers. The increase in the module segment was due to increased shipments.

Gross Profit (Loss). Gross profit for 2014 was $209.3 million, compared to a gross profit of $113.1 million in 2013. Gross margin for 2014 was 13.4%, compared to a gross margin of 7.4% in 2013. The increase in gross margin was primarily due to an increase in our module shipments and a general recovery of the industry.

Gross profit from our wafer sales segment for 2014 was $22.5 million, compared to a gross profit of $15.3 million in 2013. Gross margin from our wafer sales segment for 2014 was 10.1%, compared to 4.2% in 2013. Gross profit from our module sales segment increased from $97.8 million in 2013 to $186.8 million in 2014. Gross margin from our module sales segment for 2014 was 14.0%, compared to 8.5% in 2013.

Sales and Marketing Expenses. Sales and marketing expenses increased from $75.6 million in 2013 to $93.1 million in 2014 primarily due to our international business development. Sales and marketing expenses as a percentage of net revenues increased from 4.9% in 2013 to 6.0% in 2014 due to our increased efforts in exploring international development opportunities.

General and Administrative Expenses. General and administrative expenses increased from $55.6 million in 2013 to $67.3 million in 2014. Our general and administrative expenses as a percentage of net revenues increased from 3.7% in 2013 to 4.3% in 2014 as a result of the increase of international offices to explore international development opportunities.

Research and Development Expenses. Research and development expenses increased from $46.5 million in 2013 to $52.6 million in 2014. Our research and development expenses as a percentage of net revenues increased from 3.1% in 2013 to 3.4% in 2014.

Other Operating Income. We had other operating income of $11.9 million for 2014, compared to an operating income of $45.9 million for 2013. Our other operating income consisted primarily of government grants.

Impairment of Long-lived Assets. We recognized impairment of long-lived assets of nil as of December 31, 2014, compared to $202.8 million as of December 31, 2013.

Interest Income and Expenses. Our interest income decreased from $8.4 million in 2013 to $5.0 million in 2014. Our interest expense decreased from $52.1 million in 2013 to $49.0 million in 2014, which was mainly due to a decrease in total debt outstanding. As a result, we had an interest expense, net, of $44.0 million in 2014, compared to $43.7 million in 2013.

Foreign Exchange Gains or Losses. Our foreign exchange losses for 2014 were $27.0 million, compared to a foreign exchange loss of $0.4 million for 2013. The change was primarily due to the depreciation of the euro and Japanese yen against the U.S. dollar.

Gains (losses) on Derivatives, Net. We recorded a gain on derivatives, net, of $6.1 million for 2014, compared to a gain on derivatives, net, of $0.6 million for 2013.

Gain on Disposal of Subsidiaries. We recorded a gain on disposal of subsidiaries of $8.3 million for 2014 as a result of the disposal of ten of our subsidiaries which were primarily engaged in the operation of our domestic solar power projects in Western China. We recorded nil for 2013.

Gains on Repurchase of Convertible Notes. We recorded gains on repurchase of convertible senior notes of $7.0 million for 2014, compared to nil for 2013.

Fair Value Change of Warrant Liability. We recognized a gain from a fair value change of warrant liability of $7.5 million for 2014. We recognized a gain from a fair value change of warrant liability of $3.2 million for 2013.

Income Tax Expense (Benefit). Our income tax benefit for 2014 was $0.4 million, compared to an income tax benefit of $2.7 million for 2013. Our effective tax rates in 2013 and 2014 were 1.0% and 1.0%, respectively. The increase in our tax benefit was due to different tax rates of tax jurisdictions and additional valuation allowances provided in 2014.

Net Income (Loss) Attributable to Holders of Ordinary Shares. As a result of the foregoing, we had a net loss attributable to holders of ordinary shares of $33.6 million in 2014, compared to a net loss of $258.9 million in 2013.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Net Revenues. Our net revenues increased from $969.1 million in 2012 to $1,519.6 million in 2013 primarily due to an increase in solar module shipments, which was offset, in part, by a decrease in solar module average selling prices for the year.

Net revenues were $366.1 million for our wafer sales segment and $1,153.5 million for our modules sales segment in 2013, compared to $468.0 million for our wafer sales segment and $501.1 million for our modules sales segment in 2012. The net revenue for wafers decreased primarily because we used more of our self-produced wafers for our own module manufacturing. The increase in net revenue for module sales was primarily due to a stronger demand for our modules and a general recovery of the industry.

Cost of Revenues. Our cost of revenues increased from $1,007.3 million in 2012 to $1,406.5 million in 2013. Specifically, cost of revenues for our wafer sales segment decreased from $532.2 million in 2012 to $350.9 million in 2013 and cost of revenues for our module sales segment increased from $475.0 million in 2012 to $1,055.6 million in 2013, in each case primarily due to an increased shipment of modules and a decreased shipment of wafers.

Gross Profit (Loss). Gross profit for 2013 was $113.1 million compared to a gross loss of $38.1 million in 2012. Gross margin for 2013 was 7.4%, compared to negative 3.9% in 2012. The increase in gross margin was primarily due to increased shipments of our modules and a general recovery of the industry.

Gross profit from our wafer sales segment for 2013 was $15.3 million compared to a gross loss of $64.2 million in 2012. Gross margin from our wafer sales segment for 2013 was 4.2% compared to negative 13.7% for 2012. Gross profit from our module sales segment increased from $26.0 million in 2012 to $97.8 million in 2013. Gross margin from our module sales segment for 2013 was 8.5% compared to 5.2% for 2012.

Sales and Marketing Expenses. Sales and marketing expenses increased from $31.2 million in 2012 to $75.6 million in 2013 primarily due to our international business development. Sales and marketing expenses as a percentage of net revenues increased from 3.2% in 2012 to 4.9% in 2013 due to our growing efforts in exploring international business development opportunities.

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

Impairment of Long-lived Assets. We recognized impairment of long-lived assets of $202.8 million as of December 31, 2013 compared to $6.4 million in 2012. The impairment in 2013 consisted primarily of an impairment charge of $194.7 million on long-lived assets associated with our Sichuan polysilicon facility. See“—Critical Accounting Policies—Impairment of Long-lived Assets” for more information.

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

B.          Liquidity and Capital Resources

Liquidity and Capital Resources

As of December 31, 2014, although we had negative working capital and experienced a net loss for the year, which may raise substantial doubts about our ability to continue as a going concern, we believe that our cash, cash equivalents, cash flows from operating activities, including project assets and continued support from financial institutions located in the PRC, in the form of renewed and additional short-term loan facilities (including trade financing), will be sufficient to meet our working capital and capital expenditure needs that will arise in 2015 and beyond. We intend to continue to carefully execute our operating plans and manage credit and market risk. However, if our financial results or operating plans change from our current assumptions, our liquidity could be negatively impacted.

The following significant developments in 2014 have impacted and are expected to continue to impact our liquidity. For the year ended December 31, 2014, we incurred a net loss of approximately $33.6 million and a negative operating cash flow of approximately $121.7 million. As of December 31, 2014, our current liabilities exceeded our current assets by $477.3 million. Significant components of our working capital as of December 31, 2014, are as follows:

•	Our total current assets were $859.5 million, including cash and cash equivalents of $99.8 million.

•	We have completed project assets in Europe including in the United Kingdom, but had not yet sold all of these assets as of December 31, 2014. If we are unable to sell these project assets at reasonable prices in the near term, our liquidity may be negatively impacted.

•	The amount of accounts receivable decreased from $236.6 million in 2013 to $125.7 million in 2014. The inability to collect on the existing accounts receivable may negatively impact our liquidity.

•	Our advances to suppliers, current portion, which are unsecured, increased from $14.2 million in 2013 to $27.5 million in 2014.

•	The balance of finished goods inventory decreased from $236.2 million in 2013 to $226.4 million in 2014. The inability to sell the finished goods at reasonable prices may negatively impact our liquidity.

•	Our current liabilities included short-term bank borrowings of $624.9 million all due within one year and the current portion of long-term bank borrowings amounting to $29.8 million which may not be renewed.

There is a put option held by our convertible senior note holders, whereby on March 15, 2016, they may require us to repurchase for cash all or any portion of the convertible senior notes at a price equal to 100% of the principal amount of the convertible senior notes plus any accrued and unpaid interest. As of December 31, 2014, our convertible senior notes payable balance was $94.6 million. Subsequent to December 31, 2014, we repurchased $31.7 million principal amount of our convertible senior notes. As of March 31, 2015, the carrying value of our convertible senior notes was $62.9 million. We plan to maintain our existing polysilicon, solar wafer, cell and module manufacturing capacities in 2015. Therefore, we do not currently plan to build new facilities, but plan to incur capital expenditures of up to $27.4 million to maintain or enhance our existing manufacturing facilities.

Cash generated from operations and short-term financing is our primary source of operating liquidity and we believe that cash flows from operations combined with our existing cash and cash equivalents, and facilities currently available, and those expected to be renewed will be sufficient to satisfy our obligations when they become due. The following plans and actions are being taken to effectively manage our liquidity:

•	As of March 31, 2015, we have performed a review of our cash flow forecast for the twelve months ending March 31, 2016. We believe that our operating cash flow in the forecasted period will be positive. We believe the forecast is based on reasonable assumptions, including: (i) the cost to produce modules and wafers is estimated to be marginally lower for the forecasted period ending March 31, 2016, as a result of continuous cost control effectiveness, and (ii) we expect the solar project business to generate positive cash inflow in the forecasted period.

•	While there can be no assurance that we will be able to refinance our short-term bank borrowings as they become due, historically, we have rolled over or obtained replacement borrowings from existing creditors for most of our short-term bank loans upon the maturity date of the loans and have assumed we will continue to be able to do so. As of March 31, 2015, we successfully rolled-over $233.6 million of loans which were outstanding as of December 31, 2014 and we have assumed that we will continue to be able to do so for the foreseeable future.

•	As of March 31, 2015, we have unused lines of credit of $106.5 million, of which $57.6 million is related to trade financing. Based on our historical experience, trade facility funding requests will be approved in the normal course, provided that we submit the required supporting documentation and the amount is within the credit limit granted.

•	In March 2015, we received non-binding letters of commitment from four banks to support our financing in the amount of $447.6 million, of which $231.0 million is related to short term loans and $216.6 million is related to trade financing. Subsequent to receiving these commitments, we have obtained financing under the terms of the agreements. However, the non-binding letters of commitment from banks do not have a stated term, and may be withdrawn by the banks at their discretion.

•	In the fourth quarter of 2014, we completed the sale of 37 MW in distributed generation projects in mainland China. As of March 31, 2015, we completed the construction and connection of utility-scale projects with a total capacity of 70.5 MW in the United Kingdom. A portion of this project, with a capacity of 13.5 MW, was sold in March 2015. Our existing projects currently have a combined capacity of 82 MW, including 25 MW in utility-scale projects in Eastern Europe, and 57 MW in the United Kingdom. As of March 31, 2015, all existing projects have been completed and connected to their respective grids. We expect to sell all projects in the United Kingdom in 2015 based on letters of intent.

Based on the above factors, we believe that adequate sources of liquidity will exist to fund our working capital and capital expenditure requirements, and to meet our short term debt obligations, other liabilities and commitments as they become due.

Short-term Borrowings

As of December 31, 2012, 2013 and 2014, we had outstanding short-term borrowings of $733.6 million, $673.1 million and $654.7 million, respectively. These short-term borrowings will expire at various times throughout 2015. Our short-term borrowings outstanding as of December 31, 2012, 2013 and 2014 were denominated primarily in the RMB and also in the U.S. dollar, Japanese yen, Korean won and the Euro and bore a weighted average interest rate of 6.63%, 5.46% and 6.40%, respectively. As of March 31, 2015, we successfully rolled-over or obtained replacement borrowings from existing credit of $233.6 million short-term borrowings which were outstanding as of December 31, 2014. Some of our short-term borrowings are secured by our inventories and property, plant and equipment. We have other short-term borrowings guaranteed by Mr. Li, our chief executive officer and director, and his wife. Furthermore, according to certain loan agreements, we are obligated to maintain a certain minimum debt to asset ratio and our operating subsidiary, Sichuan ReneSola is not permitted to pay dividends in any year when any principal or interest on such loans is due. We have maintained our level of short-term bank borrowings to meet our working capital requirements for capital expenditures or other corporate uses, and we have not experienced any financial difficulty with respect to any repayment of our borrowings.

As of December 31, 2014, $337.3 million of our outstanding short-term borrowings were trade financings which, consistent with all of our other short-term credit facilities, were historically rolled over. The majority of our short-term borrowings are provided by some of the largest banks in China. Historically, most of these banks extended the terms of their credit facilities when requested by us before their maturity dates. We believe our ability to extend our short-term credit facilities prior to their maturity remains strong in the current credit environment.

Long-term Borrowings

From time to time, we enter into long-term borrowing arrangements with various banks in China or overseas. As of December 31, 2012, 2013 and 2014, we had outstanding long-term borrowings with remaining terms of more than one year of $56.6 million, $69.5 million and $43.5 million, respectively. The long-term loan arrangements set forth below are the arrangements that we believe are important to our operation and business.

Since 2009, we have obtained several loans from China Construction Bank as follows. Pursuant to a RMB800 million five year term loan agreement entered into in January 2009 with China Construction Bank, we obtained four long-term loans in the amounts of RMB450 million in January 2009, RMB150 million in June 2009, RMB190 million in June 2009 and RMB10 million in June 2009. We repaid the loans based on the agreed repayment schedule, except for the last payment which China Construction Bank agreed to extend for 24 months until December 31, 2015. As of December 31, 2014, the outstanding amount of such loan was RMB117.2 million ($18.9 million), which is expected to be repaid by the end of 2015. These loans were used to finance the construction of our polysilicon production facility in Meishan, Sichuan Province.

In April 2011, we obtained a long-term loan from Bank of China of RMB170 million. We repaid a total of RMB110 million ($17.7 million) as of December 31, 2014. With respect to the remaining balance, RMB20 million ($3.2 million) is to be repaid by June 2015 and RMB40 million ($6.4 million) is to be repaid in December 2015.

In July 2012, we obtained a 15-year long-term loan from China Development Bank of RMB220 million, a total of RMB10 million was repaid in 2013 and 2014, RMB5 million ($0.8 million) is to be repaid in 2015, RMB18 million ($2.9 million) is to be repaid in each year from 2016 to 2026 and RMB4.5 million ($0.7 million) is to be repaid in 2027. The proceeds from this loan were used to finance Zhejiang Ruixu’s PV power generation project in Qinghai. In March 2013, we obtained another two 15-year long-term loans from China Development Bank of RMB110 million and RMB120 million, respectively, and in April 2013, we obtained another RMB50 million and RMB40 million, respectively, under the same loan arrangements. For each of these two 15-year loan arrangements, RMB4 million ($0.6 million) is to be repaid in each year from 2014 to 2018, RMB10 million ($1.6 million) is to be repaid in each year from 2019 to 2023, RMB20 million ($3.2 million) is to be repaid in each year from 2024 to 2027 and RMB10 million ($1.6 million) is to be repaid in March 2018. The proceeds from the loans are to be used to finance Zhejiang Ruixu’s two PV power generation projects in Xinjiang and Qinghai, China. In 2014, we repaid RMB4.0 million ($0.7 million) of the loans totaling RMB532.5 million ($86.5 million) before we completed the sale of the Zhejiang Ruixu, and we continued to guarantee such loans after we sold our equity interests in Zhejiang Ruixu in January 2014. For the details of the sale of Zhejiang Ruixu, please see “Item 4. Information on the Company—A. History and Development of the Company.”

In March 2013, we obtained two four-year term loans from a lender in Korea totaling Korean Won 35.7 billion. These loans are to be repaid in March 2017. The proceeds from these loans were to be used to finance our PV plant projects in Romania.

The weighted average interest rate for our long-term loans was approximately 6.91% in 2014. Interest rates are variable for certain portions of the long-term loans, and may be updated every three months, once a year, or according to a predetermined schedule based on the applicable benchmark interest rate set by the People’s Bank of China or EURIBOR. $73.3 million of our outstanding long-term loans are expected to mature between 2015 and 2023.

Some of our long-term loans are secured by collateral such as shares of or other equity interests in our subsidiaries, pledges and security interests over our assets, receivables, inventories, project sites or land use rights, property, plant and equipment or project facilities, and/or guaranteed by our subsidiaries and/or Mr. Li, our director and chief executive officer, and his wife. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

Some of our long-term loan agreements contain financial covenants, including requirements to maintain certain minimum levels of net assets, net profits, debt to asset ratio, ratio of net cash flow to due interest, principle and commission and fee of loan, the ratio of earnings before interest, taxes, depreciation and amortization, to interest expense, and the ratio of drawn down loan amount to collateral market value, and restrictive covenants that limit our ability to, among other things, (1) dispose of or provide guarantees, pledges, encumbrance or mortgages on our operating assets or long term assets in any manner that will increase risk to the lenders, (2) repay shareholders loans or loans from our related parties, (3) distribute dividends to shareholders, (4) enter into other financial obligations with third parties or undertake in full or part liabilities of a third party, (5) take part in any mergers or acquisitions, (6) change the nature of our operations, (7) reduce our paid-in fixed capital, (8) utilize the loan for a purpose other than the one stated in the agreement, (9) increase our financial indebtedness, and (10) agree to the adjustment of the interest rate upon a lender’s request in response to macroeconomic changes. As of December 31, 2014, Sichuan ReneSola, ReneSola Jiangsu and ReneSola Zhejiang were in compliance with all debt covenants. See “Item 3. Key Information—D. Risk Factors—Risks Related To Our Business—Restrictive covenants and undertakings under our bank loans may limit the manner in which we operate and an event of default under the loan may adversely affect our operations.”

Issuance of Securities

In March and April 2011, we issued $200 million convertible senior notes due 2018. The net proceeds of the offering was approximately $192.8 million, a portion of which we used to pay the cost of the capped call transactions that we entered into with an affiliate of one of the initial purchasers, to which we refer to as the hedge counterparty, and the remainder for expansion of polysilicon production capacity. The convertible senior notes will be convertible to our ADSs, each representing two shares, with no par value, at a conversion rate of 94.8114 ADSs per $1,000 principal amount of the notes (equivalent to an initial conversion price of approximately $10.55 per ADS), subject to adjustment under certain circumstances. The convertible senior notes will mature on March 15, 2018. We may not redeem the convertible senior notes prior to the maturity date. The convertible senior note holders will have the right to require us to repurchase for cash all or any portion of their convertible senior notes on March 15, 2016 at a repurchase price equal to 100% of the principal amount of the convertible senior notes to be repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date. In addition, if we undergo a fundamental change, as defined in the offering memorandum, convertible senior note holders may, subject to certain conditions, require us to repurchase all or any portion of their convertible senior notes for cash at a price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, the fundamental change repurchase date. The convertible senior notes constitute our senior unsecured obligations, rank senior in right of payment to our existing and future indebtedness that is expressly subordinated in right of payment to the notes, rank equal in right of payment to our existing and future unsecured indebtedness that is not so subordinated, are effectively junior to any of our secured indebtedness to the extent of the value of the assets securing such indebtedness and structurally junior to all existing and future indebtedness and other obligations (including trade payables and lease obligations) incurred by our subsidiaries. During 2014, we repurchased $17.0 million aggregate principal amount of our convertible senior notes in cash. As of December 31, 2014, the carrying value of our convertible senior notes was $94.6 million. Subsequent to December 31, 2014, we repurchased $31.7 million aggregate principal amount of our convertible senior notes. As of March 31, 2015, the carrying value of our convertible senior notes was $62.9 million.

In connection with the pricing of the notes, we entered into a capped call transaction and an additional capped call transaction, which cover, subject to customary anti-dilution adjustments, the number of ADSs underlying the option notes, with the hedge counterparty. The capped call transactions are expected generally to reduce potential dilution to the shares and ADSs upon conversion of the convertible senior notes. The cap price under the additional capped call transaction was subject to customary anti-dilution adjustments. The capped call transactions are separate transactions entered into by us with the hedge counterparty and not part of the terms of the notes and did not change the noteholders’ rights under the notes. Holders of the convertible senior notes do not have any rights with respect to the capped call transactions.

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

Cash Flows and Working Capital

We have significant working capital commitments because many of our silicon raw materials suppliers require us to make payments immediately upon shipping and, historically, prepayments in advance of shipment. Due to the volatility of the price of polysilicon, sufficient working capital and access to financing to allow for the purchase of silicon raw materials are critical to growing our business. Our short-term borrowings decreased from $673.1 million in 2013 to $654.7 million in 2014. Our advances to suppliers increased from $19.8 million as of December 31, 2013 to $27.5 million as of December 31, 2014. Under the current market conditions, prepayment to suppliers in advance of shipment has become less common. We perform credit evaluations of the financial condition of our suppliers to which we make prepayments.

Our accounts receivable increased from $216.8 million as of December 31, 2012 to $236.6 million as of December 31, 2013 and decreased to $125.7 million as of December 31, 2014. Our allowance for doubtful accounts increased from $1.8 million as of December 31, 2012 to $4.9 million as of December 31, 2013 and further increased to $7.6 million as of December 31, 2014. The increase in accounts receivable from 2012 to 2013 is primarily attributable to the increase in sales, with credit terms provided to customers in 2013 remaining largely consistent with those in 2012. The decrease in our accounts receivable balance from 2013 to 2014 is primarily the result of more effective accounts receivable management. For all customers, including those to whom longer credit terms are negotiated and granted, we assess a number of factors to determine whether collection is reasonably assured, including past transaction history with the customer and their overall creditworthiness. However, despite these efforts, we have experienced year-on-year increases in the aging of our accounts receivable since 2011. As a result, we have increased our allowance for doubtful accounts accordingly, to reflect the negative trend of longer aged receivables, which we believe is symptomatic of difficult market conditions and constrained liquidity conditions for the solar industry overall. In 2014, we recorded accounts receivable write-off of $2.4 million, primarily due to confirmed unrecoverable debts. While the business environment improved in 2014, to the extent that the overall negative environment which impacted the solar industry returns, or deteriorates, this negative trend could be exacerbated and write-offs could continue to occur. In 2015, we plan to closely manage our accounts receivable balances by strengthening our collection efforts as well as managing our inventory in order to preserve cash, and effectively manage our working capital requirements.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2012	2013	2014
	(in thousands)
Net cash (used in) provided by operating activities	$(94,731)	$118,561	$(121,689)
Net cash (used in) provided investing activities	(249,219)	(189,602)	115,461
Net cash provided by financing activities	59,908	67,620	13,049
Effect of exchange rate changes	(1,714)	(3,089)	6,254
Net increase (decrease) in cash and cash equivalents	(285,756)	(6,510)	13,075
Cash and cash equivalents at the beginning of the year	379,039	93,283	86,773
Cash and cash equivalents at the end of the year	$93,283	$86,773	$99,848

Operating Activities

Net cash used in operating activities in 2014 was $121.7 million, primarily due to (i) a net loss of $33.6 million primarily due to the continuing oversupply conditions in the solar power products market, (ii) a decrease in accounts payable of $174.9 million, primarily due to effective management of accounts payable, (iii) an increase in inventory levels of $19.2 million arising from the expansion of our module business, and (iv) an increase in project asset levels of $33.9 million arising from the expansion of our power plant business, partially offset by (i) depreciation of $90.2 million and (ii) a decrease in accounts receivable of $45.6 million as we manage the accounts receivable effectively.

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

Net cash used in operating activities in 2012 was $94.7 million, primarily due to (i) a net loss of $242.5 million arising from the continuing oversupply conditions in the solar power products market, and (ii) increases in inventory and accounts receivable levels arising from the expansion of our module business, which were offset by increases in accounts payable as we imposed longer payment terms upon our suppliers, depreciation, non-cash write-downs for inventory and asset impairments.

Investing Activities

Net cash provided by investing activities in 2014 was $115.5 million, primarily due to (i) $134.6 million from changes of restricted cash, (ii) $18.7 million of proceeds from disposal of subsidiaries and (iii) $12.2 million of cash received from government subsidies, partially offset by $51.8 million of cash used for property, plant and equipment expenditures in connection with the expansion of our module business.

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

Financing Activities

Net cash provided by financing activities in 2014 was $13.0 million, primarily due to $1.1 billion of proceeds from bank borrowing, which was partially offset by (i) $1.0 billion of the repayment of bank borrowings and (ii) $9.8 million of the repurchase of convertible senior notes.

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

As of December 31, 2012, 2013 and 2014, our current liabilities exceeded our current assets by $568.4 million, $506.2 million and $477.3 million, respectively.

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

We believe that our current cash and cash equivalents, anticipated cash flows from our operations and bank borrowings will be sufficient to meet our anticipated cash needs in 2015 based on current capital expenditure and operation plans. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions by us. If this were to occur, we may seek to make additional securities offerings or borrowings.

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

Capital Expenditures

We had capital expenditures of $136.4 million, $126.2 million and $54.5 million in 2012, 2013 and 2014, respectively. We had outstanding advances for purchases of property, plant and equipment of $8.3 million, $2.2 million and $1.8 million as of December 31, 2012, 2013 and 2014, respectively. As of December 31, 2012, 2013 and 2014, our commitments outstanding for purchases of property, plant and equipment were $80.6 million, $16.5 million and $10.1 million, respectively. Our capital expenditures were used primarily to optimize our Sichuan polysilicon facility, to maintain our cell and module manufacturing plant in Yixing, Jiangsu Province, to purchase production equipment, to acquire land-use rights for each of the plants and to build up our horizontal and project businesses.

We plan to maintain our existing polysilicon, solar wafer, cell and module manufacturing capacities in 2015. Therefore, we do not currently plan to build new facilities, but do plan to incur capital expenditures of up to $27.4 million to maintain or enhance our existing manufacturing facilities.

Recent Accounting Pronouncements

In April 2014, the Financial Accounting Standard Board, or FASB, issued Accounting Standards Update, or ASU, 2014-08, Presentation of Financial Statements (Topic 205) and Property, Plant and Equipment (Topic 360) — Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity. ASU 2014-08 defines a discontinued operation as a disposal of a component or group of components that is disposed of or is classified as held for sale and “represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results.” The standard states that a strategic shift could include a disposal of: a major geographic area of operations, a major line of business, a major equity investment, or other major parts of an entity. The adoption of ASU 2014-08 in the third quarter of 2014 did not have an impact on our consolidated financial position, results of operations, or cash flows. However, in the event that a future disposition meets the revised criteria, we expect that this standard will have an impact on the presentation of our financial statements and associated disclosures.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), to replace the existing revenue recognition criteria for contracts with customers and to establish the disclosure requirements for revenue from contracts with customers. The ASU is effective for interim and annual periods beginning after December 15, 2016. Adoption of the ASU is either retrospective to each prior period presented or retrospective with a cumulative adjustment to retained earnings or accumulated deficit as of the adoption date. We are currently assessing the impact of the ASU on our consolidated financial statements.

On August 27, 2014, the FASB issued ASU 2014-15, which provides guidance on determining when and how reporting entities must disclose going-concern uncertainties in their financial statements. The new standard requires management to perform interim and annual assessments of an entity’s ability to continue as a going concern within one year of the date of issuance of the entity’s financial statements (or within one year after the date on which the financial statements are available to be issued, when applicable). Further, an entity must provide certain disclosures if there is “substantial doubt about the entity’s ability to continue as a going concern.” The ASU is effective for annual periods ending after December 15, 2016, and interim periods thereafter. Early adoption is permitted. We have elected to early adopt this ASU.

C.           Research and Development, Patents and Licenses, Etc.

Research and Development

We focus our research and development efforts on improving our manufacturing efficiency, the quality of our products and new product development. As of December 31, 2014, our research and development team consisted of 234 experienced researchers and engineers. In addition, some of our manufacturing employees regularly participate in our research and development programs. A part of our research and development is conducted at our solar power technology development center, which is outfitted with advanced equipment for the research of solar power. Our recent technological achievements include:

•	Reducing cost: We have further developed a new technology to recycle products at the polysilicon manufacturing stage in order to reduce costs. We also continued to research the use of carbon composite materials, which we believe will help lower costs and expose us to new markets.

•	Increasing yield: Our innovations enable us to increase the yield of our ingots, reduce our electricity costs and enhance the utilization rate of our furnaces and consumables, such as graphite, carbon fiber, steel wire and slurry

•	Increasing efficiency: We have developed a variety of proprietary methods for producing wafers, including a special chemical doping formula for wafers to produce high-efficiency, low-degradation solar cells, a new casting process for multicrystalline solar wafers to increase solar cell conversion efficiency, and a customized monocrystalline hot-zone using simulation technology to reduce oxygen content and power consumption for high efficiency and low degradation.

We have also started manufacturing our A+++ wafer, a multicrystalline wafer, since March 2014. Our A+++ wafer has a conversion efficiency rate of 17.8%, which is 0.15% higher than the A++ wafer.

We have invested in the research and development of solar cell technology. The average conversion efficiency rates of our monocrystalline and multicrystalline solar cells manufactured reached 19.2% and 17.8%, respectively, as of December 31, 2014, which is in line with the market, based on our estimates.

•	We have also begun researching small-scale storage systems and the development of our own AC-OC optimizer and low-oxygen concentration solar wafers and carbon composite materials, which we believe will help improve conversion efficiencies. We have launched our off-grid, all-in-one storage system product, which incorporates a controller, MPPT battery charger, inverter and fast power switch in one system, supporting both acid and lithium batteries. As of December 31, 2014, we developed 8 kits for energy storage systems, ranging from 500 watts to 8,000 watts, all of which were available for purchase.

•	Improving manufacturing process: We have invested in the research and development of solar wafer technology. For example, our A+++ wafer, a new multicrystalline wafer, improves solar cell efficiency. We have developed our own in-house diamond steel wires, which can improve solar wafer manufacturing processes through the use of resin-plated diamond steel wires.

We have invested in the research and development of solar module technology. For example, our new Virtus A++ manufacturing technology used to create the Virtus II® products has been streamlined such that products can be manufactured with less energy input, meaning that they are both environmentally friendly and cheaper to manufacture. We have also begun optimizing the module structure since the middle of 2014 while ensuring our carrying capacity and reliability. We believe that such structural improvement will help reduce packing and transportation costs.

Our Micro Replus™ can be used specifically with our solar modules in solar systems for power conversion and can be made available as a standalone microinverter or integrated with our panel for a turnkey AC module.

Through our continuous technological innovation and improvements in manufacturing efficiency, we were able to reduce our silicon consumption rate to 4.97 grams per watt as of December 31, 2014. Our wafer processing cost was $0.11 per watt during the same period, compared to $0.11 per watt and $0.15 per watt as of December 31, 2013 and 2012, respectively.

We plan to continue to devote substantial resources to research and development in order to further improve our manufacturing processes, reduce manufacturing costs, increase product performance, enhance our solar technical capabilities and expand our green energy product portfolio. We plan to focus our research and development in the following areas:

•	Polysilicon production. We are seeking to continue to fine-tune the closed-loop modified Siemens process system at our Meishan polysilicon manufacturing facility and exceeding its current designed capacity. We aim to further reduce production costs by increasing the TCS production output, reducing the power consumption and improving the recycling conversion ratio for converting by-products into TCS.

•	Wafer manufacturing. We will continue to reduce the cost of manufacturing solar wafers by, among other, improving the ingot-pulling speed for manufacturing of monocrystalline wafers, optimizing our manufacturing equipment and process routine, upgrading from manual programs to semi-automatic or automatic programs, increasing the purity of the ingots we produce, slicing thinner wafers, reducing wafer breakage rates, and enhancing the processes to reduce quality control cost.

•	Cell manufacturing. We will continue to develop technologies to manufacture high-conversion efficiency solar cells with improved performance. As of December 31, 2014, we were able to achieve conversion efficiency rates of 19.2% for monocrystalline cells and 17.8% for multicrystalline cells manufactured using our solar wafers.

•	Module manufacturing. We will continue to improve the process of module manufacturing by shortening the lamination time to reduce time and power consumption. We will also improve the structure of the module frame to reduce the adhesive sealant on the front side of the module and reduce the time for cleaning the module. We will consider using tempered glass with anti-reflecting film on the module to increase the module efficiency. We will continue to reduce our module manufacturing costs through a reduction in material costs and improvements in our manufacturing methods, and capitalize on the business’s higher margins relative to wafer manufacturing.

•	Inverter technology. We will continue to reduce the thickness, volume and weight of micro inverter to fit the frame of a PV module. We will also improve the efficiency of micro inverse by changing the connection method of micro inverse output terminal. We will continue to reduce the production cost by simplifying the circuit, reducing volume and weight of the inverter, and improve product efficiency by improving the device parameters, and reducing power consumption.

In each of the three years ended December 31, 2012, 2013 and 2014, our research and development expenses were approximately $44.1 million, $46.5 million and $52.6 million, respectively.

Intellectual Property

As of December 31, 2014, we had 198 patents and 84 pending patent applications in China and 4 pending international patent applications. These patents and patent applications relate to the technologies in our products and the technologies utilized in our manufacturing processes. We intend to continue to assess appropriate opportunities for patent protection of critical aspects of our technologies. Our patents and our pending patent applications relate to improvements in product conversion efficiencies, improvements of the recycling, sorting and purification of silicon raw materials, ingot casting and wafer slicing processes.

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

The trademark of “ReneSola” has been separately registered with several jurisdictions as set forth below:

•	The European Union office of Harmonization for the Internal Market on January 10, 2007 and March 27, 2013 for two applications of different commodity categories, respectively, both for a period of 10 years;

•	The Japan Patent Office on June 22, 2007 and April 18, 2014 for two applications of different commodity categories, respectively, both for a period of 10 years;

•	The Korean Intellectual Property Office on October 8, 2008 and December 13, 2008 for two applications of different commodity categories, respectively, both for a period of 10 years;

•	The U.S. Patent and Trademark Office on October 28, 2008 and July 8, 2014 for two applications of different commodity categories, respectively, both for a period of 10 years;

•	The PRC Trademark office on May 7, 2009 and May 21, 2009 for two applications of different commodity categories, respectively, both for a period of 10 years;

•	Taiwan Trademark Office on February 1, 2011 for a period of 10 years;

•	The intellectual property office of Singapore on July 30, 2010 for a period of 20 years;

•	The Canadian intellectual property office on September 13, 2011 for a period of 15 years;

•	The Israel intellectual property office on February 2, 2012 for two applications of different commodity categories, respectively, for a period to July 27, 2020;

•	The Australian Intellectual Property Office on November 21,2012 and August 14,2013 two applications of different commodity categories, respectively, both for a period of 10 years;

•	The Dominican Industrial Property Office on April 16,2013 for a period of 10 years;

•	The Mexican Intellectual Property Office on January 11,2013 and August 16,2013 for two applications of different commodity categories, respectively, both for a period of 10 years;

•	The Malaysian Intellectual Property Office on November 21,2013 for a period of 10 years;

•	The Chilean Intellectual Property Office on November 6, 2013 for a period of 10 years; and

•	The Zelanian Intellectual Property Office on August 15, 2013 for a period of 10 years.

We also filed trademark registration applications for “ReneSola” and relevant designs in India, Thailand, Brazil, Argentina, and South Africa in 2012, and also filed trademark registration applications of different commodity categories for “ReneSola” in Canada, Turkey, Sri Lanka and China in 2013.

The trademark of “Replus by ReneSola” was separately registered with several jurisdictions as set forth below:

•	The European Union office of Harmonization for the Internal Market on April 4, 2013 for a period of 10 years;

•	The Mexican Intellectual Property Office on April 2, 2013 for a period of 10 years;

•	The Australian Intellectual Property Office on April 2, 2013 for a period of 10 years;

•	The Japan Patent Office on January 10, 2014 for a period of 10 years;

•	The Taiwan Trademark Office on January 1, 2014 for a period of 10 years; and

•	The U.S. Patent and Trademark Office on May 13, 2014 for a period of 10 years.

We also filed a trademark registration for “Replus by ReneSola” in China in 2013.

D.           Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2014 to December 31, 2014 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial conditions.

E.           Off-balance Sheet Arrangements

As of December 31, 2014, we did not have any off-balance sheet arrangements that had or were reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.           Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2014:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Long-term borrowings(1)	$80,406	$33,593	$38,390	$2,746	$5,677
Purchase obligations for equipment and others(2)	10,131	9,827	304	—	—
Purchase obligations for raw materials(3)	70,035	70,035	—	—	—
Convertible senior notes	99,477	3,902	95,575	—	—
Total	$260,049	$117,357	$134,269	$2,746	$5,677

(1)         Included estimated interest payable under contract terms.

(2)         Included commitments to purchase production equipment and payment obligations under construction contracts.

(3)         Included committees to purchase silicon raw materials under certain long-term supply agreements with overseas suppliers. Payment due by period can't be calculated because we are committee to pay $70.0 million over the next year. The purchase price is subject to adjustment to reflect the prevailing market price on the transaction dates and we expect that all purchases will be used in our production in the normal course of business.

For information relating to our long-term loans, including their maturity profiles and provisions that accelerate repayment obligations, see “—B. Liquidity and Capital Resources.”

Other than the contractual obligations and commercial commitments set forth above, we did not have any long-term debt obligations, operating lease obligations, purchase obligations or other long-term liabilities as of December 31, 2014.

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

ITEM 6.          DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Martin Bloom	63	Chairman, Independent Director
Xianshou Li	46	Director and Chief Executive Officer
Yuncai Wu	47	Director
Jing Wang	67	Independent Director
Tan Wee Seng	59	Independent Director
Daniel K. Lee	43	Chief Financial Officer
Jijun Shi	53	President of the European Region
Kevin Chen	41	President of the North America Region
James Hu	42	Vice President of Project Business
Shelley Xu	29	Vice President of Greater China Region
Nick Li	38	Vice President of Manufacturing of China Module Division
Wei Fang	36	Vice President of Financial Management, China
Meisie Jiang	33	Vice President of Financial Management, Overseas
Maggie Ma	40	Vice President of Financial Control
Xiahe Lian	44	Vice President of Administration of Human Resource

Directors

Mr. Martin Bloom has been an independent director since July 2006 and has served as the chairman of the board since September 2006. Mr. Bloom is also the chairman of the audit committee and a member of the compensation committee and corporate governance and nominating committee of our board of directors. In addition, he has been on the board of directors of Intelligent Energy, a British fuel cell company, since June 2012, and has been the chairman of its nomination committee and a member of its audit committee and remuneration committee since 2014.  Mr. Bloom has also been a member of the board of directors of Starcom plc, an asset tracking company listed on London AIM, and the chairman of its audit committee since January 2013. Mr. Bloom has almost 40 years of experience in strategic partnering, technology commercialization and business strategy. He has built businesses in the U.S., Europe and China. In 2005, Mr. Bloom was appointed to serve as the UK chairman of the China-UK Venture Capital Joint Working Group, launched by the then-Chancellor of the United Kingdom, Gordon Brown, in February 2005, to foster collaboration between the venture capital and private equity industries in China and the United Kingdom. Mr. Bloom worked at Coopers & Lybrand (now PricewaterhouseCoopers) from 1996 to 1997 and was the project manager of a series of technology transfer schemes between the United Kingdom and Japan on behalf of the Department of Trade & Industry of the United Kingdom from 1992 to 1997. Mr. Bloom worked as a corporate strategist at Unilever between 1973 and 1981. Mr. Bloom has a bachelor’s degree with honors in economics from the University of Southampton and a master’s degree in the history of science jointly from Imperial College and University College, London.

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

Mr. Tan Wee Seng has been an independent director and a member of the audit committee, compensation committee and corporate governance and nominating committee of our board of directors since April 2009. Mr. Tan is also a non-executive director of Xtep International Holdings Limited, an independent non-executive director of Sa Sa International Holdings Limited, an independent non-executive director and the chairman of the remuneration committee of Biostime International Holdings Limited, an independent non-executive director and chairman of the remuneration committee of Sinopharm Group Company Limited and an independent non-executive director, and the chairman of the audit committee of CIFI Holdings (Group) Co. Ltd., all of which are listed on the Main Board of Hong Kong Stock Exchange, a director and the chairman of the finance & operation committee of Beijing City International School, an academic institution in Beijing. Mr. Tan has been an independent director for 7 Days Group Holdings Limited listed on the NYSE from November 2009 to July 2013 when on privatization and he was the chairman of the special committee for privatization from October 2012 to July 2013. Mr. Tan has over 30 years of experience in financial management, corporate finance, merger and acquisition, business management and strategy development. He has also held various management and senior management positions in a number of multinational corporations and China corporations. From 2003 to 2008, he was an executive director, the chief financial officer and the company secretary of Li Ning Company Limited, a company listed on the Main Board of Hong Kong Stock Exchange. From 1999 to 2002, he was the senior vice president of Reuters for China, Mongolia and North Korea regions, and the chief representative of Reuters in China. Prior to that, he served as the managing director of AFE Computer Services Limited, a Reuters subsidiary in Hong Kong mainly engaged in domestic equity and financial information services, a director of Infocast Pty Limited which was a Reuters subsidiary in Australia, and the regional finance manager of Reuters East Asia. Mr. Tan is a professional accountant and a fellow member of the Chartered Institute of Management Accountants in the United Kingdom, and the Hong Kong Institute of Directors.

Executive Officers

Mr. Daniel K. Lee has been our chief financial officer since May 2014. Prior to joining us, Mr. Lee served as the chief financial officer of China Information Technology, Inc., a NASDAQ listed company (NASDAQ: CNIT), from December 2011 to March 2014. Prior to that, he served as a senior investment advisor with PINE Capital, LLC since May 2010. Previously, he was chief financial officer of Nutrastar International Inc. (OTCBB: NUIN) from November 2009 to May 2010. From 1993 to 2009, Mr. Lee has worked for international strategic consulting firms, including CVC Group, SCA International, and Zini & Associates, and has worked for more than eight years for investment banking firms, including Morgan Stanley & Co., Punk, Ziegel & Co., and Roth Capital Partners. Mr. Lee is a Chartered Financial Analyst (CFA) and a U.S. Certified Public Accountant (CPA). He received a M.S. Accountancy from the Zicklin School of Business, Baruch College and a B.S. Economics with concentrations in finance and multinational management from The Wharton School of the University of Pennsylvania.

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

Mr. James Hu has been our vice president of project business since November 2014. Mr. Hu has over 17 years of management experience in various international companies and eight years of extensive experience in the solar industry. Prior to joining us, he served as the managing director of Brighten Power New Energy Company. From March 2012 to October 2013, he was the senior vice president of Sky Solar Holdings Ltd., responsible for solar project development and investment. Prior to that, he worked for Suntech Power Holdings Co., Ltd. for five years, where he was vice general manager of Suntech Energy Engineering Company and later president in charge of Asia Pacific, the Middle East, and Africa. Mr. Hu previously worked in the telecom industry for Siemens for nearly a decade, including as regional solution sales director and product marketing department manager. Mr. Hu holds a master degree in photo-electronics from Shandong University and an executive MBA degree from China Europe International Business School.

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

Ms. Meisie Jiang has been our vice president of group financial management since October 2013. Ms. Jiang joined us in March 2009 and held the positions of ReneSola’s treasury manager, senior financial manager, financial controller and senior financial controller. Ms. Jiang has over decade of financial management and business management experience as well as management experience in funds management, reporting, financial analysis, foreign exchange, insurance, transfer pricing, credit control and mergers and acquisitions. Prior to joining us, Ms. Jiang worked in Ernst and Young as a senior accountant focusing on IPO and listed company. Ms. Jiang holds a certificate from the Chinese Institute of Certified Public Accountants. Ms. Jiang received a bachelor’s degree in accounting from Nanjing Audit University in 2004 and a bachelor’s degree in law from Nanjing University in 2005.

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

B.	Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2014, an aggregate of approximately $1.9 million in cash was paid to our executive officers and directors.

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

Share Options

As of March 31, 2015, our board of directors has granted certain of our directors, officers and employees options for 5,396,800 shares in our company, excluding options forfeited pursuant to the terms of our 2007 share incentive plan and the exercised options.

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

On August 8, 2012, our board of directors approved an adjustment to the exercise price of options to purchase an aggregate amount of 5,386,600 shares, previously granted under our 2007 share incentive plan, to a new exercise price of $1.47 per ADS. In addition, on December 31, 2013, our board of directors authorized our chief executive officer to determine the option grant date and exercise price under the 2007 share incentive plan. As a result, the exercise price of certain options granted between August 8, 2012 and December 31, 2013 to purchase an aggregate amount of 950,000 shares were adjusted to $1.47 per ADS. The exercise price of our options in the amount of 2,590,000 shares to be granted on or after January 1, 2014 was set at $1.47 per ADS. Among the underlying shares of the outstanding options, 2,326,000 shares were forfeited as of March 31, 2015 due to the departure of certain officers and employees.

The following table summarizes, as of March 31, 2015, the outstanding options, excluding options forfeited pursuant to the terms of our 2007 share incentive plan and the options that were exercised on or prior to March 31, 2015, that we granted to our directors and officers and to other individuals as a group under our 2007 share incentive plan.

Name	Shares Underlying Outstanding Options	Exercise Price ($/Share)	Grant Date	Expiration Date
Martin Bloom	*	$ 0.735	August 8, 2012	August 8, 2018
Xianshou Li	*	$0.735	June 21, 2010	June 21, 2016
	*	$0.735	August 24, 2010	August 24, 2016
Yuncai Wu	—	—	—	—
Jing Wang	*	$0.735	August 8, 2012	August 8, 2018
Tan Wee Seng	*	$0.735	August 8, 2012	August 8, 2018
Daniel K. Lee	—	—	—	—
Jijun Shi	*	$0.735	March 19, 2012	March 19, 2018
Kevin Chen	*	$0.735	June 18, 2012	June 18, 2018
James Hu	—	—	—	—
Shelley Xu	*	$0.735	January 1, 2014	January 1, 2020
Nick Li	*	$0.735	September 20, 2010	September 20, 2016
	*	$0.735	January 1, 2014	January 1, 2020
Wei Fang	*	$0.735	December 21, 2009	December 21, 2015
	*	$0.745	September 17, 2012	September 17, 2018
	*	$0.735	September 30, 2014	September 30, 2018
Meisie Jiang	*	$0.735	June 23, 2009	June 23, 2015
	*	$0.735	March 15, 2010	March 15, 2016
	*	$0.735	March 21, 2011	March 21, 2017
	*	$0.735	January 1, 2014	January 1, 2020
Maggie Ma	*	$0.735	January 1, 2014	January 1, 2020
Xiahe Lian	*	$0.735	November 30, 2007	November 30, 2015
	*	$0.735	September 17, 2012	September 17, 2018

Directors and executive officers as a group	3,930,000

Other individuals as a group	18,000	$0.735	June 23, 2009	June 23, 2015
	11,000	$0.735	September 21,2009	September 21, 2015
	107,400	$0.735	October 9, 2007	October 9, 2015
	138,400	$0.735	December 21, 2009	December 21 2015
	63,000	$0.735	March 15, 2010	March 15, 2016
	115,000	$0.735	June 21, 2010	June 21, 2016
	54,000	$0.735	September 20, 2010	September 20, 2016
	430,000	$0.735	January 1, 2014	January 1, 2020
	325,000	$0.735	June 30, 2014	June 30, 2020
	155,000	$0.735	September 30, 2014	September 30, 2020
	50,000	$0.735	December 31, 2014	December 31, 2020

*	Less than 1% of the total number of our shares outstanding as of March 31, 2015.

Restricted Share Units

As of March 31, 2015, our board of directors has granted one of our officers restricted shares units to receive shares, which number is less than 1% of our outstanding shares. Such restricted share units vest over a five-year period following a specified grant date.

The following paragraphs describe the principal terms of our restricted share units.

Restricted Share Unit Agreement. Restricted shares units granted under our 2007 share incentive plan are evidenced by a restricted shares units agreement that contains, among other things, provisions concerning the vesting schedule and forfeiture upon termination of the employment arrangement, as determined by our board.

Vesting Schedule. At the time of grant, we shall specify the date or dates on which the restricted share units shall become fully vested and non-forfeitable, and may specify such conditions to vesting as we deem appropriate.

Restrictions. Until the shares are issued upon settlement of the restricted share units, the recipients will not be deemed for any purpose to be, or have rights as, our shareholders by virtue of this award; and the recipients are not entitled to vote any of the shares by virtue of this award. Upon vesting, the restricted share units will no longer be subject to such restrictions or forfeiture (provided the recipients have not terminated their service.) Unless we consent in writing, the restricted share units and all right or interests therein are not transferable except by wills or the laws of descent and distribution.

Maturity. At the time of grant, we shall specify the maturity date applicable to each grant of restricted share units which shall be no earlier than the vesting date or dates of the award and may be determined at the election of the grantee. On the maturity date, we shall transfer to the participant one unrestricted, fully transferable share for each restricted share unit scheduled to be paid out on such date and not previously forfeited.

Termination. In the event of the termination of a recipient’s employment or service with us, the unvested restricted share units will be subject to forfeiture and the recipient’s right to vest in the restricted share units under the 2007 share incentive plan will terminate. If the termination of employment or service is by reason of death or disability, any restricted share units which otherwise would have vested within one year of the termination shall immediately vest. If the recipient’s termination of service with us is by reason of cause, his/her right to the restricted share units, whether or not previously vested, will terminate concurrently with the termination of service with us.

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

Terms of Directors and Officers

Our officers are appointed by and serve at the discretion of the board of directors. At each annual general meeting, one-third of our directors then existing, or if their number is not a multiple of three, then the number nearest to and not exceeding one-third, will be subject to re-election. The directors to retire by rotation shall be those who are longest in office since their election, or by lot should they be of the same seniority. On the assumption that no other director wishes to retire from office at the annual general meetings, Mr. Jing Wang was re-elected at 2014 annual general meeting; Mr. Martin Bloom will be subject to re-election at 2015 annual general meeting; Mr. Xianshou Li will be subject to re-election at 2016 annual general meeting; and Mr. Yuncai Wu will be subject to re-election at 2017 annual general meeting. We have not entered into any service contracts with the directors providing them with severance benefits upon termination of their terms with us.

D.	Employees

We had 8,436 and 7,874 full-time employees as of December 31, 2012 and 2013, respectively. As of December 31, 2014, we had 6,953 full-time employees, including 5,128 in manufacturing, 183 in equipment maintenance, 521 in quality assurance, 59 in purchasing, 234 in research and development, 322 in sales and marketing, 427 in general and administrative and 79 in commerce and logistics. Substantially all of these employees are located in China with a small portion of employees based in Singapore, the United States and Europe. We consider our relations with our employees to be good.

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our shares as of March 31, 2015 by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our shares.

Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act, and includes voting or investment power with respect to the securities.

Shares Beneficially Owned
	Number	%(1)
Directors and Executive Officers:
Martin Bloom	*	*
Xianshou Li(2)	45,245,803	22.0%
Yuncai Wu(3)	6,347,514	3.1%
Jing Wang	*	*
Tan Wee Seng	*	*
Daniel K. Lee	*	*
Jijun Shi	*	*
Kevin Chen	*	*
James Hu	—	—
Shelley Xu	*	*
Nick Li	*	*
Wei Fang	*	*
Meisie Jiang	*	*
Maggie Ma	*	*
Xiahe Lian	*	*
All Directors and Executive Officers as a Group	52,438,317	25.4%

Principal Shareholders:
Champion Era Enterprises Limited(4)	29,857,093	14.6%
Assets Train Limited(5)	13,053,614	6.4%

*	Less than 1% of the total number of our shares outstanding shares as of March 31, 2015.

(1)	Percentage of beneficial ownership of each listed person is based on 204,627,464 shares outstanding (excluding number of shares reserved for future exercise or vest of our awards under our share incentive plan) as of March 31, 2015, as well as the shares that such person has the right to acquire by option or other agreement within 60 days after March 31, 2015.

(2)	Consists of 29,857,093 shares held by Champion Era Enterprises Limited, or Champion, 13,053,614 shares held by Assets Train Limited, or Assets Train, 1,135,096 shares held by Dynasty Time Limited, or Dynasty, 1,000,000 shares issuable upon exercise of options held by Mr. Li, within 60 days after March 31, 2015 and 200,000 shares issuable upon exercise of options held by Ms. Xiahe Lian, the wife of Mr. Li, within 60 days after March 31, 2015. Descriptions of Mr. Li’s relationship with Champion and Assets Train are set forth in the notes (4) and (5) below and Mr. Li’s relationship with Dynasty is set forth as follows: Dynasty beneficially holds 3,798,415 of our shares. Dynasty is a company incorporated in the British Virgin Islands and its sole shareholder is Direct Manage Holdings Limited. Direct Manage Holdings Limited is a company incorporated in the British Virgin Islands and wholly owned by the DXJ Family Trust, of which Mr. Xiangjun Dong is the settlor and to which Mr. Dong has administration, voting and management power. The trustee of the DXJ Family Trust is HSBC International Trustee Limited. Dynasty has entered into an irrevocable voting agreement with Mr. Li and Mr. Wu with respect to our shares held by Dynasty. Mr. Li holds sole voting power of 29,857,093 shares held by Champion. Mr. Li also holds shared voting power of 13,053,614 shares held by Assets Train and 1,135,096 shares held by Dynasty pursuant to an irrevocable voting agreement. Mr. Li’s business address is No. 8 Baoqun Road, Yaozhuang Industrial Park, Jiashan County, Zhejiang Province, PRC.

(3)	Consists of 3,684,195 shares held by Buoyant Wise Limited, or Buoyant, and 2,663,319 shares held by Dynasty. Descriptions of Mr. Wu’s relationship with Buoyant and Dynasty are as follows: Buoyant beneficially holds 3,684,195 of our shares. Buoyant is a company incorporated in the British Virgin Islands and its sole shareholder is Brilliant Chariot Limited. Brilliant Chariot Limited is a company incorporated in the British Virgin Islands and wholly owned by the WYC Family Trust, of which Mr. Wu is the settlor and to which Mr. Wu has all administration, voting and management power. The trustee of the WYC Family Trust is HSBC International Trustee Limited. Dynasty beneficially holds 3,798,415 of our shares. Dynasty is a company incorporated in the British Virgin Islands and its sole shareholder is Direct Manage Holdings Limited. Direct Manage Holdings Limited is a company incorporated in the British Virgin Islands and wholly owned by the DXJ Family Trust, of which Mr. Xiangjun Dong is the settlor and to which Mr. Dong has administration, voting and management power. The trustee of the DXJ Family Trust is HSBC International Trustee Limited. Dynasty has entered into an irrevocable voting agreement with Mr. Li and Mr. Wu with respect to our shares held by Dynasty. Mr. Wu holds sole voting power of 3,684,195 shares held by Buoyant and shared voting power of 2,663,319 shares held by Dynasty pursuant to an irrevocable voting agreement. Mr. Wu’s business address is No. 8 Baoqun Road, Yaozhuang Industrial Park, Jiashan County, Zhejiang Province, PRC.

(4)	Champion is a company incorporated in the British Virgin Islands and its sole shareholder is Chain Path Limited. Chain Path Limited is a company incorporated in the British Virgin Islands and wholly owned by the LXS Family Trust, of which Mr. Li is the settlor and to which Mr. Li has all administration, voting and management power. The trustee of the LXS Family Trust is HSBC International Trustee Limited. The address for Champion is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(5)	Assets Train is a company incorporated in the British Virgin Islands and its sole shareholder is Apex Level Limited. Apex Level Limited is a company incorporated in the British Virgin Islands and wholly owned by the LZM Family Trust, of which Mr. Zhengmin Lian is the settlor and to which Mr. Lian has administration, voting and management power. The trustee of the LZM Family Trust is HSBC International Trustee Limited. Assets Train has entered into an irrevocable voting agreement in respect to its entire holding of 13,053,614 shares with Mr. Li. The address for Assets Train is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. Mr. Lian’s business address is No. 8 Baoqun Road, Yaozhuang Industrial Park, Jiashan County, Zhejiang Province, 314117, China.

Our ADSs are traded on the NYSE and brokers or other nominees may hold ADSs in “street name” for customers who are the beneficial owners of the ADSs. As a result, we may not be aware of each person or group of affiliated persons who beneficially own more than 5.0% of our common stock.

As of March 31, 2015, the number of our shares issued and outstanding was 204,946,064, among which 318,600 shares represented by 159,300 ADSs were held by the depositary for the ADSs for future exercise or vest of our awards under our 2007 share incentive plan. As of March 31, 2015, 157,456,393 of our shares were held as ADSs by the depositary for the ADSs. Other than the depositary, we had no record shareholders in the United States as of March 31, 2015.

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

As of December 31, 2012, 2013 and 2014, amounts due from related parties were approximately $10.8 million, $0.4 million and $0.5 million, respectively. The amounts due from related parties included amounts receivable from rental to Zhejiang Yuhuan, and amounts receivable from the sale of goods to Jinko Solar Co., Ltd., or Jinko, and its subsidiaries and Xinjiang Garson Co. Ltd., which ceased to be our related party after we sold ReneSola Keping in March 2014. Zhejiang Yuhuan is a company controlled by Mr. Xianshou Li, our director and chief executive officer. Jinko is a company co-founded by Mr. Xianshou Li’s brothers who are also serving as directors of Jinko. Xinjiang Garson Co. Ltd. is a non-controlling shareholder of ReneSola Keping. In 2014, we had $0.3 million due from Jinko and its subsidiaries.

As of December 31, 2012, 2013 and 2014, amounts due to related parties were approximately $18.8 million, $9.2 million and $7.6 million, respectively. The amounts due to related parties included the loan from Champion Era Enterprises Limited, which is controlled by Xianshou Li, our director and chief executive officer, and the purchase of raw materials from Zhejiang Yaohui Photovoltaic Co. Ltd., where a director of our principal PRC subsidiary, ReneSola Zhejiang, is serving as the general manager, Jinko and its subsidiaries and Jiashan Kaiwo Trading Co. Ltd., which is controlled by Xianshou Li.

In August 2014, Champion Era Enterprises Limited, a British Virgin Islands company controlled by Xianshou Li, our director and chief executive officer, agreed to provide us a loan facility in an aggregate amount of $4 million. The loan facility is effective from August 2014 to January 2015 with an interest rate of 5% per annum.  In 2014, we drew down $4 million, which was fully repaid in January 2015. The proceeds from this loan are to be used to support our working capital.

For the years ended December 31, 2012, 2013 and 2014, our sale of goods to Jinko and its subsidiaries were $59.5 million, $2.9 million and $2.9 million, respectively, and our purchase of raw materials from Jinko and its subsidiaries were $85.1 million, $18.3 million and $0.1 million, respectively. For the same periods, our outsourced inventory to Jinko and subsidiaries was $2.6 million, nil and nil.

For the years ended as of December 31, 2012, 2013 and 2014, our purchase of raw materials from Zhejiang Yaohui Photovoltaic Co., Ltd. were $7.2 million, $5.0 million and $5.8 million, respectively.

ReneSola Zhejiang has entered into certain short-term and long-term loans with domestic banks that have been guaranteed by Mr. Xianshou Li, our director and chief executive officer, or jointly with his wife, Ms. Xiahe Lian. As of December 31, 2014, we had an aggregate of $301.8 million of outstanding borrowings that were guaranteed, directly or indirectly, by Mr. Xianshou Li and Ms. Xiahe Lian, including a guarantee provided jointly by Mr. Xianshou Li and Ms. Xiahe Lian in January 2009 for up to RMB900 million ($145.1 million) for our borrowings from China Construction Bank, Meishan Branch from January 2009 to January 2014, which repayment date has been further extended to the end of December 2015. Please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Liquidity and Capital Resources—Short-term Borrowings” and “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Liquidity and Capital Resources—Long -term Borrowings.”

In April 2007, ReneSola Zhejiang leased 24 apartments from Zhejiang Yuhuan for an aggregate rent of RMB36,000 ($5,802) per month. In October 2007, the parties entered into a written agreement to record the lease. In an agreement entered into in January 2009, the parties further clarified that this lease shall be a long-term agreement that will remain effective as long as none of the parties wish to terminate it. These leased apartments have been used as housing for ReneSola Zhejiang’s employees.

In June 2008, ReneSola Zhejiang lent RMB17 million to Zhejiang Yuhuan to repay its debts owed to Desheng Energy Co., Ltd. In August 2008, we received RMB14 million from Zhejiang Yuhuan. As of December 31, 2014, we offset our outstanding loans to Zhejiang Yuhuan in RMB0.4 million ($0.1 million) against the rents to be paid by us to Zhejiang Yuhuan.

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

Export Sales

For the information of our export sales, please see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Overview of Financial Results—Net Revenues—Geographical Distribution.”

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

In addition, we are involved in several other legal proceedings. In June 2011, CEP Ltd., or CEP, one of our module customers, sued us in the High Court in Hong Kong for damages of €917,280 for breach of a sales contract. We denied CEP’s assertion and claimed that the termination of the sales contract was due to CEP’s material breach of the sales contract by failure to provide a letter of credit in accordance with the sales contract. A pre-trial in October 2013 and a five-day trial in December 2013 were held. On April 4, 2014, the High Court of Hong Kong handed down judgment and dismissed CEP’s case. On February 11, 2015, a hearing was held before the Court of Appeal upon CEP’s appeal application. A judgment was made on March 12, 2015 following a hearing, and the court ordered CEP’s appeal to be dismissed.

In November 2013, Jiangsu Shuangliang Boiler Co., Ltd., or Jiangsu Shuangliang, one of our suppliers of polysilicon equipment, filed a case with Shanghai International Economic and Trade Arbitration Commission, against Sichuan ReneSola. The arbitration involved a payment for deoxidization furnaces we bought from Jiangsu Shuangliang of approximately RMB55.7 million, and a penalty of approximately RMB6.7 million; and Sichuan ReneSola then filed a case to counterclaim against Jiangsu Shuangliang for the compensation of approximately RMB31.6 million in relation to the water leaking problems arising with the deoxidization furnaces Jiangsu Shuangliang sold to us. The two disputes are still under arbitration process.

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

Our ADSs, each representing two of our shares, have been listed on the NYSE since January 29, 2008. Our ADSs trade under the symbol “SOL.” For the period from January 29, 2008 to April 21, 2015, the trading price of our ADSs on the NYSE has ranged from $1.08 to $29.48 per ADS. The following table provides the high and low market prices for our ADSs on the NYSE.

	Trading Price
	High	Low
	$	$
Quarterly Highs and Lows
First quarter of 2013	2.85	1.36
Second quarter of 2013	2.99	1.25
Third quarter of 2013	5.97	2.20
Fourth quarter of 2013	6.00	2.69
First quarter of 2014	4.46	3.04
Second quarter of 2014	3.59	2.18
Third quarter of 2014	3.62	2.29
Fourth quarter of 2014	3.10	1.21
First quarter of 2015	1.65	1.20

Annual and Monthly Highs and Lows
2010	15.34	4.32
2011	13.25	1.45
2012	3.38	1.08
2013	6.00	1.25
2014	4.46	1.21
October	3.10	2.09
November	2.46	1.75
December	1.79	1.21
2015
January	1.51	1.20
February	1.50	1.26
March	1.65	1.26
April (through April 21)	1.97	1.43

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs, each representing two of our shares, have been listed on the NYSE since January 29, 2008 under the symbol “SOL.” In August 2006, our shares were admitted for trading on the AIM. In November 2010, with the approval of our board of directors, our shares ceased to trade on AIM and our admission to trading on the AIM was cancelled.

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

We are a British Virgin Islands company and our affairs are governed by our memorandum and articles of association and the British Virgin Islands Business Companies Act of 2004 (as amended), which is referred to as the Companies Law below.

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

Mandatory Tender Offer. Except with the consent of our board of directors, when (a) any person acquires, whether or not by a series of transactions over a period of time, our shares which (taken together with shares held or acquired by persons acting in concert with that person) carry 30% or more of the voting rights of our company; or (b) any person who together with persons acting in concert with him, holds not less than 30% but not more than 50% of our voting rights and acquires additional shares resulting in an increase in the percentage of the voting rights held by that person or any person acting in concert with him, such person is required to extend an offer to holders of all the issued shares in our company pursuant to our memorandum and articles of association. References to any person above include persons acting in concert with such person.

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

Preferred Shares

Our company may from time to time amend and restate our memorandum and articles of association to create one or more classes or series of preferred shares. Pursuant to paragraph 12 of our memorandum of association, a shareholder resolution or a director resolution is currently required to amend the memorandum and articles of association, which shall take effect upon the registration of the amended and restated memorandum and articles of association by the Registrar of Corporate Affairs in the British Virgin Islands. Prior to any issuance of preferred shares, our board of directors may, acting by a resolution of directors, amend the memorandum of association to create one or more classes of preferred shares and authorize the registration of the amended and restated memorandum and articles of association by the Registrar of Corporate Affairs in the British Virgin Islands. Our board of directors may by a resolution of directors, determine the rights, privileges, restrictions and conditions attached to the preferred shares, including the designations, powers, preferences and relative, participating, optional and other rights, if any, and the qualifications, limitations and restrictions thereof, if any, including, without limitation, the number of shares constituting each such class or series, dividend rights, conversion rights, redemption privileges, voting powers, full or limited or no voting powers, and liquidation preferences, of each series that we may sell and to increase or decrease the size of any such class or series of preferred shares, but not below the number of any class or series of preferred shares then issued and outstanding plus the number of shares of such class reserved for issuance upon the exercise of outstanding options, rights or warrants or upon the conversion of any outstanding securities issued by our Company convertible into such class of shares. The rights conferred upon the holders of the shares of any class shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith or superior thereto. The amended and restated memorandum and articles of association providing for the establishment of any class or series of preferred shares may, to the extent permitted by law, provide that such class or series shall be superior to, rank equally with, or be junior to the preferred shares of any other class or series already in issue.

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

British Virgin Islands Taxation

Under the present laws of the British Virgin Islands, there are no applicable taxes on our profits or income. There are no taxes on profits, income, nor is there any capital gains tax, estate duty or inheritance tax applicable to any shares held by non-residents of the British Virgin Islands. In addition, there is no stamp duty or similar duty on the issuance, transfer or redemption of the shares. Dividends remitted to the holders of shares resident outside the British Virgin Islands will not be subject to withholding tax in the British Virgin Islands. We are not subject to any exchange control regulations in the British Virgin Islands.

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

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, dividends may be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) our ADSs or shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are neither a PFIC nor treated as such with respect to you for our taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period and other requirements are met. Under U.S. Internal Revenue Service authority, shares, or ADSs representing such shares, are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the NYSE, as are our ADSs (but not our shares). If we are treated as a PRC “resident enterprise” for PRC tax purposes (see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Expiration of, or changes to, current PRC tax incentives that our business enjoys could have a material adverse effect on our results of operations”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC. You should consult your tax advisors regarding the availability of the lower rate applicable to qualified dividend income for any dividends paid with respect to the ADSs or shares.

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

Passive foreign investment company

Based on the market price of our ADSs, the value of our assets, and the composition of our income and assets, we do not believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2014. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the U.S. Internal Revenue Service will not take a contrary position. A non-U.S. corporation will be a PFIC for any taxable year if, applying certain look-through rules, either:

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

We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2015 or any future taxable year. Because the value of our assets for purposes of the asset test generally will be determined by reference to the market price of our ADSs or shares, fluctuations in the market price of the ADSs or shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC.

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

We have filed with the SEC registration statements on Form F-1 (File Numbers 333-148550 and 333-151315) and Form F-3 (File Numbers 333-189650 and 333-197388) and prospectus and prospectus supplements under the Securities Act with respect to the shares represented by the ADSs, preferred shares and warrants. We also filed with the SEC related registration statements on Form F-6 (File Numbers 333-148559 and 333-162257) with respect to the ADSs. We also filed with the SEC registration statements on Form S-8 (File Numbers 333-153647 and 333-175479) with respect to our securities to be issued under our 2007 share incentive plan.

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

For a list of our subsidiaries as of the date of this annual report, see Exhibit 8.1 appended hereto.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, inflation as measured by the consumer price index in China was 2.6%, 2.6% and 2.0% in 2012, 2013 and 2014, respectively.

Foreign Exchange Risk

Our sales in China are denominated in Renminbi, and our export sales are generally denominated in U.S. dollars and other currencies. Our costs and capital expenditures are largely denominated in Renminbi and foreign currencies, including U.S. dollars, Euro and Japanese Yen. Fluctuations in currency exchange rates, particularly between the U.S. dollar and Renminbi and between the Euro and Renminbi, could have a significant impact on our financial condition and results of operations, affect our gross and operating profit margins, and result in foreign exchange and operating gains or losses. For example, as of December 31, 2013 and 2014, we held $236.6 million and $125.7 million in accounts receivable, respectively, some of which were denominated in U.S. dollars. Had we converted all of our accounts receivable as of either date into Renminbi at an exchange rate of RMB6.2046 for $1.00, the exchange rate as of December 31, 2014, our accounts receivable would have been RMB1,468.0 million and RMB779.9 as of December 31, 2013 and 2014, respectively. Assuming that Renminbi appreciates by a rate of 10% to an exchange rate of RMB5.6405, we would record a loss in the fair value of our accounts receivable in Renminbi terms. A 10% appreciation of Renminbi would result in our holding Renminbi equivalents of RMB1,334.5 million and RMB709.0 million in accounts receivable as of December 31, 2013 and 2014, respectively. These amounts would therefore reflect a theoretical loss of RMB133.5 million and RMB70.9 million for our accounts receivable as of December 31, 2013 and 2014, respectively. This calculation model is based on multiplying our accounts receivable, which are held in U.S. dollars, by a smaller Renminbi equivalent amount resulting from an appreciation of Renminbi. This calculation model does not take into account optionality nor does it take into account the use of financial instruments.

We incurred foreign currency exchange gain of approximately $1.4 million, exchange losses of approximately $0.4 million and exchange losses of approximately $27.0 million in 2012, 2013 and 2014, respectively. Our risk management strategy includes the use of derivative and non-derivative financial instruments as hedges of foreign currency exchange risk, whenever management determines their use to be reasonable and practical. This strategy does not permit the use of derivative financial instruments for trading purposes, nor does it allow for speculation. The purpose of our foreign currency derivative activities is to protect us from the risk that the U.S. dollar net cash flows resulting from forecasted foreign currency-denominated transactions will be negatively affected by changes in exchange rates. We use foreign currency forward exchange contracts to offset changes in the amount of future cash flows associated with certain third-party sales expected to occur within the next two years. Gains or losses on those contracts are recognized in other income in the consolidated income statements. The recognition of gains or losses resulting from changes in the values of those derivative instruments is based on the use of each derivative instrument. We had net losses of $53,945, net gains of $0.6 million and net gains of $6.1 million on derivative instruments from foreign currency forward exchange contracts in 2012, 2013 and 2014, respectively.

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

	As of December 31,
	2012	2013	2014
	(in thousands)
100 basis point increase in loss and decrease in equity	$9,018	$8,542	$7,848

A 100 basis point decrease would have had the equal but opposite effect to the amounts shown above, assuming all other variables remain constant.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for expenses we incur that are related to the administration and maintenance of our ADS facility including, but not limited to, investor relations expenses, the annual NYSE listing fees, ADS offering expenses or any other program related expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. The annual reimbursement is also conditioned on certain requirements and criteria and will be adjusted proportionately to the extent such requirements or criteria are not met. For 2014, the depositary waived a total of $55,700.2 for the standard costs associated with the maintenance and administration of the ADR program.

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

In addition, application of all the offering proceeds from our completed registered direct offering of 15,000,000 ADSs on September 17, 2013 was disclosed in our Annual Report on Form 20-F filed with the SEC on April 25, 2014.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our chief executive officer and chief financial officer have concluded that, as of December 31, 2014, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such item is defined in Rules 13a-15(f) under the Exchange Act, for our company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2014 using criteria established in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2014, based on the criteria established in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of internal control over financial reporting as of December 31, 2014 has been audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm, who has also audited our consolidated financial statements for the year ended December 31, 2014. The attestation report issued by Deloitte Touche Tohmatsu Certified Public Accountants LLP can be found on page F-3 of this annual report.

Changes in Internal Control over Financial Reporting

Management has evaluated, with the participation of our chief executive officer and chief financial officer, whether any changes in our internal control over financial reporting that occurred during our last fiscal year have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Based on the evaluation we conducted, management has concluded that no such changes occurred during the period covered by this annual report on Form 20-F.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Tan Wee Seng, an independent director, is our audit committee financial expert. Mr. Tan satisfies the independent requirements of Section 303A of the Corporate Governance Rules of the NYSE and Rule 10A-3 under the Exchange Act.

ITEM 16B.	CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, chief financial officer, controller, chief operating officer, chief technology officer, vice presidents and any other persons who perform similar functions for us. We have posted a copy of our code of business conduct and ethics on our website at www.renesola.com. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

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

	For the Year Ended December 31,
	2012	2013	2014
	(in thousands)
Audit fees(1)	$1,110	$1,464	$1,147
Audit-related fees(2)	56	26	28
Tax fees(3)	76	19	78
Other fees	—	—	—

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements and the review of our comparative interim financial statements.

(2)	“Audit related fees” represents aggregate fees billed for professional services rendered by our independent registered public accounting firm for the assurance and related services rendered in connection with our filing of Form F-3.

(3)	“Tax fees” represents value-added tax.

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

 In August 2011, our board of directors authorized a share repurchase program under which we may repurchase up to $100 million in aggregate value of its outstanding shares during a six-month period ended February 20, 2012 on the open market or in privately negotiated transactions. We repurchased an aggregate of 645,424 ADSs, representing 1,290,848 shares, on the open market for a total cash consideration of $1.9 million in 2011, which were cancelled as of February 29, 2012. We did not repurchase any ADSs in 2012, 2013 or 2014.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18	FINANCIAL STATEMENTS

The consolidated financial statements of ReneSola are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Memorandum and Articles of Association, as amended (incorporated by reference to Exhibit 3.1 of our pre-effective amendment No. 2 to Form F-3 registration statement filed with the Securities and Exchange Commission on September 6, 2013)

2.1	Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 1 from our post-effective amendment No. 1 to Form F-6 registration statement (File No. 333-162257), as amended, initially filed with the Commission on August 24, 2011)

2.2	Registrant’s Specimen Certificate for Shares (incorporated by reference to Exhibit 4.2 from our Form F-1 registration statement (File No. 333-151315) filed with the Commission on May 30, 2008)

2.3	Form of Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated by reference to Exhibit 1 from our post-effective amendment No. 1 to the Form F-6 registration statement (File No. 333-162257) filed with the Commission on August 24, 2011)

2.4	Rights Agreement dated as of August 22, 2011 between the Registrant and The Bank of New York Mellon, as Rights Agent (incorporated by reference to Exhibit 4.1 of the Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on August 22, 2011)

2.5	Standstill Agreement dated as of August 22, 2011 between the Registrant and Xianshou Li (incorporated by reference to Exhibit 4.2 of the Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on August 22, 2011)

4.1	2007 Share Incentive Plan, amended and restated as of August 20, 2010 (incorporated by reference to Exhibit 4.1 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 8, 2011)

4.2	Form of Indemnification Agreement with the Registrant’s Directors (incorporated by reference to Exhibit 10.2 from our Form F-1 registration statement (File No. 333-151315) filed with the Commission on May 30, 2008)

4.3	Service Agreement among the Registrant, ReneSola Zhejiang Ltd. (formerly known as Zhejiang Yuhui Solar Energy Source Co., Ltd.) and Xianshou Li dated as of May 22, 2006 (incorporated by reference to Exhibit 10.3 from our Form F-1 registration statement (File No. 333-151315) filed with the Commission on May 30, 2008)

4.4*	English Translation of Supplemental Agreement to Service Agreement among the Registrant, ReneSola Zhejiang Ltd. (formerly known as Zhejiang Yuhui Solar Energy Source Co., Ltd.), ReneSola Shanghai Ltd. and Xianshou Li dated as of August 1, 2014

4.5*	English Translation of the Form of Employment Relationship Adjustment Agreement among ReneSola Zhejiang Ltd., ReneSola Shanghai Ltd. and our executive officers

Exhibit Number	Description of Document

4.6*	English Translation of the Form of Employment Contract between ReneSola Shanghai Ltd. and its executive officers

4.7*	English Translation of the Form of Employment Contract between ReneSola Zhejiang Ltd. and its executive officers

4.8*	English Translation of the Form of Employment Contract between ReneSola Jiangsu Ltd. and its executive officers

4.9*	Form of Service Agreement between ReneSola Deutschland Gmbh and its executive officers

4.10*	Form of Service Agreement between ReneSola America Inc. and its executive officers

4.11	English Translation of Loan Agreement between Sichuan ReneSola Silicon Material Co., Ltd. and China Construction Bank dated as of January 24, 2009 (incorporated by reference to Exhibit 4.26 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 10, 2009)

4.12*	English Translation of RMB Loan Extension Agreement among Sichuan ReneSola Silicon Material Co., Ltd., China Construction Bank Corporation, Chongqing Bank Co., Ltd., ReneSola Zhejiang Ltd., Xianshou Li and Xiahe Lian dated as of December 31, 2013

4.13	English Translation of Guarantee Contract among China Construction Bank, Xiahe Lian and Xianshou Li date as of January 24, 2009 (incorporated by reference to Exhibit 4.27 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 10, 2009)

4.14	English Translation of Supplemental Agreement to Guarantee Contract among China Construction Bank, Xiahe Lian and Xianshou Li date as of February 29, 2012 (incorporated by reference to Exhibit 4.21 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 27, 2012)

4.15	English Translation of Lease Agreement between Zhejiang Yuhuan and ReneSola Zhejiang Ltd. (formerly known as Zhejiang Yuhui Solar Energy Source Co., Ltd.) dated January 1, 2009 (incorporated by reference to Exhibit 4.30 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 7, 2010)

4.16	Form of Warrant to Purchase Shares represented by American Depositary Shares (incorporated by reference to Exhibit 4.1 of the Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on September 12, 2013)

4.17	Form of Securities Purchase Agreement dated September 11, 2013 (incorporated by reference to Exhibit 10.1 of the Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on September 12, 2013)

4.18	Form of Placement Agent Agreement dated September 11, 2013 (incorporated by reference to Exhibit 10.2 of the Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on September 12, 2013)

8.1*	Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our Form F-1 registration statement (File No. 333-151315) filed with the Commission on May 30, 2008)

Exhibit Number	Description of Document
12.1*	CEO Certification, pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification, pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Harney Westwood & Riegels LLP

15.2*	Consent of Haiwen & Partners

15.3*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

101*

Financial information from the Registrant for the year ended December 31, 2014 formatted in eXtensible Business Reporting Language (XBRL):

(i) Consolidated Balance Sheets as of December 31, 2013 and 2014; (ii) Consolidated Income Statements for the Years Ended December 31, 2012, 2013 and 2014; (iii) Consolidated Statements of Comprehensive Income (Loss) for the Years Ended December 31, 2012, 2013 and 2014; (iv) Consolidated Statements of Changes in Equity for the Years Ended 31, 2012, 2013 and 2014; (v) Consolidated Statements of Cash Flows for the Years Ended December 31, 2012, 2013 and 2014; (vi) Notes to the Consolidated Financial Statements; and (vii) Schedule I—ReneSola Ltd Condensed Financial Statements

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

Date: April 23, 2015

[Signature Page to 20-F]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ReneSola Ltd:

We have audited the accompanying consolidated balance sheets of ReneSola Ltd and subsidiaries (the “Company”) as of December 31, 2013 and 2014, and the related consolidated income statements, statements of comprehensive income (loss), changes in equity, and cash flows for each of the three years in the period ended December 31, 2014. Our audits also included the financial statement schedule included in Schedule I. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of ReneSola Ltd and subsidiaries as of December 31, 2013 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 23, 2015 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP
Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 23, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ReneSola Ltd:

We have audited the internal control over financial reporting of ReneSola Ltd and subsidiaries (the “Company”) as of December 31, 2014, based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and the related financial statement schedule as of and for the year ended December 31, 2014 of the Company and our report dated April 23, 2015 expressed an unqualified opinion on those financial statements and financial statement schedule.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP
Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 23, 2015

RENESOLA LTD

CONSOLIDATED BALANCE SHEETS

(Amounts expressed in U.S. dollars)

	As of December 31,
	2013	2014
ASSETS
Current assets:
Cash and cash equivalents	$86,772,678	$99,847,604
Restricted cash	262,127,268	121,862,127
Accounts receivable, net of allowances for doubtful accounts of $4,869,942 and $7,638,434 as of December 31, 2013 and 2014, respectively	236,575,821	125,743,171
Inventories	359,577,034	357,361,169
Advances to suppliers-current, net	14,210,115	27,493,901
Amounts due from related parties	408,407	452,415
Value added tax recoverable	30,112,796	30,514,426
Income tax recoverable	2,666,716	1,246,718
Prepaid expenses and other current assets	50,031,054	44,252,048
Project assets	34,172,879	37,039,958
Deferred convertible notes issuance costs-current	784,456	661,396
Assets held-for-sale	122,638,391	-
Derivative assets	1,502,578	1,688,103
Deferred tax assets-current, net	5,218,300	11,368,201
Total current assets	1,206,798,493	859,531,237

Property, plant and equipment, net	863,093,184	750,297,544
Prepaid land use right, net	44,995,633	39,574,063
Deferred tax assets-non-current, net	13,658,926	8,461,905
Deferred convertible notes issuance costs-non-current	941,300	137,791
Advances for purchases of property, plant and equipment, net	2,214,265	1,756,051
Advances to suppliers-non-current, net	5,627,400	-
Other non-current assets	2,421,476	9,248,935
Total assets	$2,139,750,677	$1,669,007,526

See notes to consolidated financial statements.

RENESOLA LTD

CONSOLIDATED BALANCE SHEETS-(Continued)

(Amounts expressed in U.S. dollars)

	As of December 31,
	2013	2014
LIABILITIES AND SHAREHOLERS' EQUITY
Current liabilities:
Short-term borrowings	$673,096,148	$654,675,368
Accounts payable	656,242,907	461,499,180
Advances from customers-current	99,499,295	84,411,639
Amounts due to related parties	9,209,779	7,569,511
Other current liabilities	159,377,349	126,623,253
Income tax payable	5,305,606	123,492
Derivative liabilities	1,463,252	-
Liabilities held for sale	99,433,656	-
Warrant liability	9,345,000	1,890,000
Total current liabilities	1,712,972,992	1,336,792,443
Convertible notes payable-non-current	111,616,000	94,599,000
Long-term borrowings	69,489,079	43,451,827
Advances from customers-non-current	8,153,769	936,063
Warranty	20,612,293	31,778,365
Deferred subsidies and other	46,733,186	25,347,152
Other long-term liabilities	1,156,814	946,357
Total liabilities	1,970,734,133	1,533,851,207
Commitments and contingencies (see Note 18)
Shareholders' equity
Common shares (500,000,000 no par value shares authorized at December 31, 2013 and 2014;204,346,064 shares issued and 203,367,464 shares outstanding at December 31, 2013; 204,846,064 shares issued and 203,777,464 shares outstanding at December 31, 2014)	475,816,214	476,765,888
Additional paid-in capital	5,949,778	7,512,174
Accumulated Deficit	(396,571,754)	(430,201,775)
Accumulated other comprehensive income	83,613,660	81,080,032
Total equity attributable to ReneSola Ltd	168,807,898	135,156,319
Noncontrolling interest	208,646	-
Total equity	169,016,544	135,156,319
Total liabilities and shareholders' equity	$2,139,750,677	$1,669,007,526

RENESOLA LTD

CONSOLIDATED INCOME STATEMENTS

(Amounts expressed in U.S. dollars, except number of shares and per share data)

	Years ended December 31,
	2012	2013	2014
Net revenues:
Product sales	$968,465,125	$1,518,411,235	$1,552,893,052
Product sales – related party	63,656,237	3,140,734	2,898,698
Processing services	666,771	1,223,637	8,603,976
Total net revenues	969,131,896	1,519,634,872	1,561,497,028
Cost of revenues:
Product sales	1,006,541,731	1,405,819,889	1,346,151,113
Product sales – related party	68,278,711	3,578,013	2,733,991
Processing services	726,803	709,883	6,062,630
Total cost of revenues	1,007,268,534	1,406,529,772	1,352,213,743
Gross profit (loss)	(38,136,638)	113,105,100	209,283,285
Operating expenses (income):
Sales and marketing	31,203,369	75,594,663	93,067,159
General and administrative	50,881,639	55,632,109	67,293,891
Research and development	44,101,917	46,452,032	52,575,143
Other operating income	(1,655,426)	(45,885,044)	(11,870,403)
Impairment of long-lived assets	6,437,716	202,756,739	-
Goodwill impairment	6,160,545	-	-
Intangible asset impairment	3,764,464	-	-
Total operating expenses	140,894,224	334,550,499	201,065,790
Income (loss) from operations	(179,030,862)	(221,445,399)	8,217,495
Non-operating expenses (income):
Interest income	(7,118,250)	(8,443,153)	(5,009,687)
Interest expense	50,628,707	52,108,491	49,015,802
Foreign exchange losses(gains)	(1,385,622)	367,936	27,009,411
Losses(gains)on derivatives, net	53,945	(633,964)	(6,057,941)
Gain on disposal of subsidiaries	-	-	(8,253,229)
Gains on repurchase of convertible notes	-	-	(7,048,188)
Fair value change of warrant liability	-	(3,202,500)	(7,455,000)
Loss before income tax, noncontrolling interests	(221,209,642)	(261,642,209)	(33,983,673)
Income tax benefit(expense)	(21,352,490)	2,722,715	349,880
Net loss	(242,562,132)	(258,919,494)	(33,633,793)
Less: net loss attributed to noncontrolling interests	(46,593)	(3,955)	(3,772)
Net loss attributed to ReneSola Ltd	$(242,515,539)	$(258,915,539)	$(33,630,021)
Loss per share
Basic	$(1.40)	$(1.42)	$(0.17)
Diluted	$(1.40)	$(1.42)	$(0.17)
Weighted average number of shares used in computing loss per share
Basic	172,671,369	182,167,908	203,550,049
Diluted	172,671,369	182,167,908	203,550,049

See notes to consolidated financial statements

RENESOLA LTD

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Amounts expressed in U.S. dollars)

	Year ended December 31,
	2012	2013	2014
Net loss	$(242,562,132)	$(258,919,494)	$(33,633,793)
Other comprehensive income:
Foreign currency translation adjustment	3,190,413	8,777,439	(2,533,628)
Other comprehensive income (loss)	3,190,413	8,777,439	(2,533,628)
Comprehensive loss	(239,371,719)	(250,142,055)	(36,167,421)
Less: comprehensive loss attributable to non-controlling interest	(46,593)	(3,955)	(3,772)
Comprehensive loss attributable to ReneSola Ltd	$(239,325,126)	$(250,138,100)	$(36,163,649)

See notes to consolidated financial statements

RENESOLA LTD

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amount expressed in U.S. dollars, except number of shares)

	Common shares			Additional	Retained earnings	Accumulated other	Equity (Deficit) attributable	Non
	Shares	Amount	Treasury stock	paid-in capital	(accumulated deficit)	comprehensive income	to ReneSola Ltd	controlling interest	Total Equity (Deficit)

Balance at January 1, 2012	172,613,664	$422,313,848	$(1,943,822)	$4,110,849	$104,859,324	$71,645,808	$600,986,007	$155,449	$601,141,456
Net income (loss)	-	-	-	-	(242,515,539)	-	(242,515,539)	(46,593)	(242,562,132)
Other comprehensive income , net of tax						3,190,413	3,190,413	-	3,190,413
Share-based compensation	-	-	-	2,221,406	-	-	2,221,406	-	2,221,406
Share exercised by employee	160,000	1,081,768	-	(1,081,768)	-	-	-	-	-
Issue cost refund	-	8,779	-	-	-	-	8,779	-	8,779
Cancellation of ADSs	-	(1,943,822)	1,943,822	-	-	-	-	-	-
Capital contribution from noncontrolling interest	-	-	-	-	-	-	-	403,563	403,563
Balance at December 31, 2012	172,773,664	$421,460,573	$-	$5,250,487	$(137,656,215)	$74,836,221	$363,891,066	$512,419	$364,403,485

Net loss	-	-	-	-	(258,915,539)	-	(258,915,539)	(3,955)	(258,919,494)
Other comprehensive income , net of tax	-	-	-	-	-	8,777,439	8,777,439	-	8,777,439
Share-based compensation	-	-	-	1,626,560	-	-	1,626,560	-	1,626,560
Share exercised by employee	593,800	1,405,098	-	(927,269)	-	-	477,829	-	477,829
Issuance of ordinary shares (net of issuance cost of $4,551,958)	30,000,000	52,950,543	-	-	-	-	52,950,543	-	52,950,543
Repurchase from noncontrolling interest	-	-	-	-	-	-	-	(299,818)	(299,818)

Balance at December 31, 2013	203,367,464	$475,816,214	$-	$5,949,778	$(396,571,754)	$83,613,660	$168,807,898	$208,646	$169,016,544
Net loss	-	-	-	-	(33,630,021)	-	(33,630,021)	(3,772)	(33,633,793)
Other comprehensive loss , net of tax	-	-	-	-	-	(2,533,628)	(2,533,628)	-	(2,533,628)
Share-based compensation	-	-	-	2,240,126	-	-	2,240,126	-	2,240,126
Share exercised by employee	410,000	949,674	-	(677,730)	-	-	271,944	-	271,944
Repurchase from noncontrolling interest	-	-	-	-	-	-	-	(204,874)	(204,874)
Balance at December 31, 2014	203,777,464	476,765,888	-	7,512,174	(430,201,775)	81,080,032	135,156,319	-	135,156,319

See notes to consolidated financial statements

RENESOLA LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts expressed in U.S. dollars)

	Years ended December 31,
	2012	2013	2014
Operating activities:
Net loss	$(242,562,132)	$(258,919,494)	$(33,633,793)
Adjustment to reconcile net loss to net cash provided by (used in) operating activities:
Impairment of long-lived assets	6,437,716	202,756,739	-
Inventory write-down	59,313,129	740,087	808,031
Impairment of Intangible assets	3,764,464	-	-
Impairment of goodwill	6,160,545	-	-
Depreciation	93,501,714	112,894,150	90,223,634
Amortization of deferred convertible notes issuance costs and premium	784,456	784,456	933,152
Allowance of doubtful receivables , advance to suppliers and prepayment for purchases of property, plant and equipment	852,278	3,658,491	5,710,167
Losses(gains)on derivatives	53,945	(633,964)	(6,057,941)
Share-based compensation	2,221,406	1,626,560	2,240,126
Loss on disposal of long-lived assets	935,293	631,567	1,486,466
Customer advance forfeited	-	(34,706,867)	-
Provision(reversal) for litigation	2,046,088	(4,017,232)	-
Reversal for firm purchase commitment	(3,930,701)	-	-
Gain on disposal of land use right	-	(4,693,760)	(64,283)
Fair value change of warrant liability	-	(3,202,500)	(7,455,000)
Gains on repurchase of convertible notes	-	-	(7,048,188)
Gain on disposal of subsidiaries	-	-	(8,253,229)

Changes in assets and liabilities:
Accounts receivable	(98,241,588)	(25,362,053)	45,610,160
Inventories	(157,339,323)	(97,019,340)	(19,210,219)
Advances to suppliers	4,473,538	10,145,556	(8,237,614)
Amounts due from related parties	9,377,921	476,787	(1,508,056)
Value added tax recoverable	7,233,773	(7,841,886)	(2,370,868)
Prepaid expenses and other current assets	(4,774,851)	9,726,118	40,319,263
Prepaid land use right	766,720	8,207,466	512,595
Accounts payable	243,304,231	156,692,295	(174,893,352)
Advances from customers	(33,633,577)	67,651,345	(15,231,114)
Income tax payables	3,658,106	2,869,657	(3,795,493)
Other current liabilities	3,920,605	3,877,495	9,224,022
Other long-term assets	-	-	(158,952)
Other long-term liabilities	(983,066)	(8,689,735)	(2,874,319)
Accrued warranty expense	(2,617,314)	9,842,133	8,043,681
Deferred tax assets	22,441,178	(3,832,046)	(2,151,417)
Project assets	(21,895,840)	(25,100,741)	(33,856,418)
Net cash (used in) provided by operating activities	(94,731,286)	118,561,284	(121,688,959)

RENESOLA LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS-(Continued)

(Amounts expressed in U.S. dollars)

	Years ended December 31,
	2012	2013	2014
Investing activities:
Purchases of property, plant and equipment	(113,533,942)	(90,139,831)	(51,813,162)
Advances for purchases of property, plant and equipment	(22,886,958)	(36,098,206)	(2,699,262)
Cash received from government subsidy	1,458,283	16,819,424	12,218,438
Proceeds from disposal of property, plant and equipment	187,484	442,134	93,411
Proceeds from disposal of subsidiaries, net of cash disposed	-	-	18,679,663
Purchase of investment securities	(759,322)	-	-
Changes in restricted cash	(114,452,748)	(80,916,131)	134,584,395
Net cash (paid)received on settlement of derivatives	768,666	290,341	4,397,504
Net cash (used in) provided by investing activities	(249,218,537)	(189,602,269)	115,460,987
Financing activities:
Proceeds from bank borrowings	1,115,846,764	1,452,032,406	1,063,769,258
Proceeds from related parties	-	-	4,000,000
Repayment of bank borrowings	(1,056,351,424)	(1,450,351,941)	(1,045,904,061)
Cash paid for issuance costs	-	(4,551,958)	-
Issuance cost refund	8,779	-	-
Proceeds from exercise of stock options	-	477,829	993,329
Repurchase of convertible notes	-	-	(9,809,860)
Proceeds from issuance of common shares and detachable warrant	-	70,050,000	-
Contribution (repurchase) from noncontrolling interests	403,563	(36,244)	-
Net cash provided by financing activities	59,907,682	67,620,092	13,048,666
Effect of exchange rate changes	(1,713,692)	(3,089,712)	6,254,232
Net increase (decrease) in cash and cash equivalents	(285,755,833)	(6,510,605)	13,074,926
Cash and cash equivalents, beginning of year	379,039,116	93,283,283	86,772,678
Cash and cash equivalents, end of year	$93,283,283	$86,772,678	$99,847,604
Supplemental schedule of non-cash transactions

Project assets reclassified to property, plant and equipment, net	$-	$16,672,267	$27,127,591
Payables for purchase of property, plant and equipment	$44,761,843	$12,932,775	$45,377,459
Bank notes, included in accounts receivable, used to purchase equipment	$12,229,398	$18,238,523	$13,321,415
Supplemental disclosure of cash flow information
Interest paid	$55,147,312	$52,566,232	$42,309,295
Income tax paid (return)	$(5,895,538)	$(1,343,124)	$5,866,131

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

The following table lists all subsidiaries of the Company as of December 31, 2014:

Subsidiaries	Date of acquisition	Date of incorporation	Place of incorporation	Date of commencement	Percentage of ownership
ReneSola Zhejiang Ltd. formerly known as ZhejiangYuhui Solar Energy Source Co., Ltd. (“ReneSolaZhejiang”)	N/A	August 7, 2003	People’s Republic of China (“PRC”)	July, 2005	100%
ReneSola America Inc. (“ReneSola America”)	N/A	November 12, 2006	United States of America	November, 2006	100%
ReneSola Singapore Pte Ltd. (“ReneSola Singapore”)	N/A	March 28, 2007	Singapore	May, 2007	100%
Sichuan ReneSola Silicon Material Co., Ltd. (“Sichuan ReneSola”)*	N/A	August 25, 2007	PRC	July, 2009	100%
ReneSola Jiangsu Ltd. (“ReneSola Jiangsu”)	May 31, 2009	November 8, 2005	PRC	May 31, 2009	100%
Zhejiang ReneSola System Integration Ltd. formerly known as Zhejiang ReneSola Photovoltaic Materials Co., Ltd. (“Zhejiang ReneSolaPV Materials”)	N/A	April 30,2010	PRC	January, 2011	100%
Sichuan Ruiyu Photovoltaic Materials Co., Ltd. (“Sichuan Ruiyu”)	N/A	August 24,2010	PRC	July, 2011	100%
Sichuan RuixinPhotovoltaic Materials Co., Ltd. (“Sichuan Ruixin”)	N/A	November 23, 2010	PRC	N/A*	100%
Sichuan SiLiDe Composite Materials Co., Ltd. (“Sichuan SiLiDe”)	N/A	July 11, 2011	PRC	N/A*	100%
ReneSola Deutschland GmbH (“ReneSola Germany”)	N/A	September26, 2011	Germany	August, 2012	100%
Beijing Xuyuan Solar Energy Technology Co. , Ltd. (“Beijing Xuyuan”)	N/A	February 10, 2012	PRC	N/A*	100%
ReneSola New Energy S.A.R.L (“ReneSola New Energy”)	N/A	March 28, 2012	Luxemburg	N/A*	100%
NOVE ECO ENERGY EOOD (“NOVE”)	April 9, 2012	November 4, 2009	Bulgaria	August, 2012	100%
MG SOLAR SYSTEMS EOOD (“MG”)	April 9, 2012	October 27, 2009	Bulgaria	August, 2012	100%
ReneSola Zhejiang Solar New Energy Academe (“Zhejiang Academe”)	N/A	July 27, 2012	PRC	N/A*	100%
ReneSola Australia PTY LTD (“ReneSola Australia”)	N/A	July 30, 2012	Australia	November, 2012	100%
ReneSola Japan Ltd. (“ReneSola Japan”)	N/A	July 9, 2012	Japan	November, 2012	100%
LUCAS EST S.R.L (“LUCAS”).	September 13, 2012	December 17, 2008	Romania	January, 2014	100%
ECOSFER ENERGY S.R.L (“ECOSFER”).	September 26, 2012	November 17, 2011	Romania	January, 2014	100%
ReneSola India Private Limited (“ReneSola India”)	N/A	November 22, 2012	India	December, 2012	100%
Lucas Est Korea Co., Ltd (“Lucas Korea”)	N/A	March 12, 2013	Korea	N/A*	100%

Subsidiaries	Date of acquisition	Date of incorporation	Place of incorporation	Date of commencement	Percentage of ownership
Ecosfer Energy Korea Co., Ltd (“Ecosfer Korea”)	N/A	March 12, 2013	Korea	N/A*	100%
ReneSola UK Limited (“ReneSola UK”)	N/A	April 11, 2013	UK	July, 2013	100%
ReneSola Shanghai Ltd (“ReneSola Shanghai”)	N/A	May 30, 2013	PRC	October, 2013	100%
ReneSola Zagreb d.o.o za usluge (“ReneSola Zagreb”)	N/A	May 31, 2013	Croatia	N/A*	100%
ReneSola South Africa Proprietary Limited (“ReneSola South Africa”)	N/A	July 6, 2013	South Africa	February, 2014	100%
ReneSola Panama Inc. (“ReneSola Panama”)	N/A	December 28, 2013	Panama	March, 2014	100%
ReneSola France SAS (“ReneSola France”)	N/A	February 7, 2014	France	July, 2014	100%
ReneSola Italy S.R.L. (“ReneSola Italy”)	N/A	March 28, 2014	Italy	June, 2014	100%
ReneSola (Thailand) Inc. (“ReneSola Thailand”)	N/A	February 24, 2014	Thailand	N/A*	100%
RENESOLA MEXICO,S,de R.L de C.V. (“ReneSola Mexico”)	N/A	April 10, 2014	Mexico	July, 2014	100%
RENESOLA TURKEY GüNES ENERJISI TEKNOLOJI HIZMETLERI VE TICARET L (“ReneSola Turkey”)	N/A	April 22, 2014	Turkey	August, 2014	100%
PT. ReneSola Clean Energy (“ReneSola Indonesia”)	N/A	May 14, 2014	Indonesia	N/A*	100%
Zhejiang Kexu Investment Co., Ltd. (“ReneSola Kexu”)	N/A	June 12, 2014	PRC	N/A*	100%
Jiashan Bangsheng Solar Power Co., Ltd. (“ReneSola Bangsheng”)	N/A	June 17, 2014	PRC	N/A*	100%
RENESOLA DO BRASIL COMERCIO E REPRENTACAO LTDA (“ReneSola Brazil”)	N/A	May 12, 2014	Brazil	N/A*	100%
RENESOLA ENGINEERING INTERNATIONAL GMBH (“ReneSola Austria”)	N/A	July 22, 2014	Austria	December, 2014	100%
HOLDING 1 LIMITED (“Holding 1”)	N/A	July 15, 2014	UK	N/A*	100%
ORTA WEDGEHILL SOLAR LIMITED (“Orta Wedgehill”)	August 20, 2014	14 June, 2013	UK	N/A*	100%
HOLDCO 2 LIMITED (“Holdco 2”)	N/A	October 6, 2014	UK	N/A*	100%
ORTA FIELD HOUSE SOLAR LTD (“Orta Field house”)	October 15, 2014	19 December, 2013	UK	N/A*	100%
RENESOLA Canada Limited (“ReneSola Canada")	N/A	June 23, 2014	Canada	December, 2014	100%
Holdco 3 Limited (“Holdco 3")	N/A	October 22, 2014	UK	N/A*	100%
Orta Port Farms Solar Limited ("Orta Port Farms")	December 11, 2014	December 20, 2013	UK	N/A*	100%
Holdco 4 Limited ("Holdco 4")	N/A	October 22, 2014	UK	N/A*	100%
Holdco 5 Limited ("Holdco 5")	N/A	December 2, 2014	UK	N/A*	100%
Orta Membury Solar Limited ("Orta Membury")	December 11, 2014	June 14, 2013	UK	N/A*	100%

Subsidiaries	Date of acquisition	Date of incorporation	Place of incorporation	Date of commencement	Percentage of ownership
ReneSola New Energy Company Limited Liability Company (“ReneSola Russia”)	N/A	October 31, 2014	Russia	N/A*	100%
ReneSola Investment Management Ltd ("ReneSola Investment")	N/A	December 2, 2014	British Virgin Island	N/A*	100%
ReneSola Chile SpA (“ReneSola Chile")	N/A	August 14, 2014	Chile	N/A*	100%
Fuyunshenghui Photovoltaic energy Co., Ltd. (“ReneSola Fuyun”)	N/A	December 20, 2014	PRC	N/A*	100%

*: These companies had not commenced operations as of December 31, 2014.

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

The following factors raise substantial doubt about our ability to continue as a going concern for the foreseeable future.

•	For the year ended December 31, 2014, we incurred a net loss of $33,633,793 and a negative operating cash flow of $121,688,959.

•	As of December 31, 2014, our current liabilities exceed our current assets by $477,261,206. While the Company had cash and cash equivalents of $99,847,604, it had short-term bank borrowings of $624,871,434 all due within one year and the current portion of long-term debt amounting to $29,803,934, which is not expected to be renewed.

•	There is a put option held by the convertible bond holders, whereby on March 15, 2016 they may require the Company to repurchase for cash all or any portion of their notes at a price equal to 100% of the principle amount plus any accrued and unpaid interest. As of December 31, 2014, our convertible notes payable balance is $94,599,000. Subsequent to December 31, 2014, the Company repurchased $31.7 million par value convertible notes. As of March 31, 2015, the carrying value of the convertible senior notes was $62.9 million.

These factors are mitigated by the following plans and actions:

•

As of March 31, 2015, the Company has performed a review of its cash flow forecast for the twelve months ending March 31, 2016. The Company believes that its operating cash flow in the forecasted period will be positive. While management believes the forecast is based on reasonable assumptions include: i) the cost to produce modules and wafers is estimated to be marginally lower for the forecasted period ending March 31, 2016, respectively, as a result of continuous cost control effectiveness, and ii) the Company expects the solar project business to generate positive cash inflow in the forecasted period.

•	While there can be no assurance that the Company will be able to refinance its short-term bank borrowings as they become due, historically, the Company has rolled over or obtained replacement borrowings from existing credit for most of its short-term bank loans upon the maturity date of the loans. As of March 31, 2015, the Company has successfully rolled over $233.6 million short-term borrowings outstanding as of December 31, 2014 and has assumed it will continue to be able to do so for the foreseeable future.

•	As of March 31, 2015, the Company has unused lines of credit of $106.5 million, of which $57.6 million is related to trade financing. Based on the Company's historical experience, trade facilities funding request will be approved in the normal course provided that the Company submits the required supporting documentation and the amount is within the credit limit granted.

•	In March 2015, the Company received non-binding letters of commitment from four banks to support their financing in the amount of $447.6 million, of which $231.0 million is related to short term loan and $216.6 million related to trade financing. Subsequent to receiving the commitments, the Company has obtained financing under the terms of the agreements. However, the non-binding letters of commitment from banks do not have a stated term, and may be withdrawn by the banks at their discretion.

•	In the fourth quarter of 2014, the Company completed the sale of 37MW in distributed generation projects in mainland China. As of March 31, 2015, the Company completed the construction and connection of total 70.5MW utilities scale projects in the United Kingdom, out of which 13.5MW project was sold in March 2015. The Company currently has a total of approximately 82MW in existing projects, including 25MW in utility-scale projects in Eastern Europe, and 57MW in the United Kingdom. As of March 31, 2015, all existing projects have been completed and connected to their respective grid. The Company expects to sell all projects in the United Kingdom in 2015 based on letters of intent.

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

(d) Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses for the reporting periods presented. Actual results could materially differ from these estimates. Significant accounting estimates which are susceptible to change as more information becomes available include allowances for doubtful receivables, advances to suppliers and prepayment for PPE, lower of cost or market charges and other provisions for inventories, valuation of deferred tax assets, accruals of warranty costs, useful lives of property, plant and equipment and recoverability of the carrying value of long-lived assets and assets held-for-sale, impairment of goodwill and intangible assets, valuation of project assets, warrant liability, derivatives and financial instruments.

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

(h) Project assets

In 2012, the Company began entering into arrangements to develop commercial solar power systems ("project assets") for sale upon their completion. Project assets consist primarily of costs relating to solar power projects in various stages of development that are capitalized prior to entering into a definitive sales agreement for the solar power project. These costs include modules, installation and other direct development costs. When all of the criteria to recognize the sale as revenue have been met, the Company expenses project assets to cost of sales for each project asset sold to a customer. The Company generally classifies project assets as current based on the nature of a solar power project and the estimated time required to complete all activities to sell a specific project.

If the period to complete a sale extends beyond one-year, the Company will not continue to report the project assets as current, and will reclassify them to property, plant and equipment, unless the delay in the period required to complete the sale is caused by events or circumstances beyond the Company's control. In 2013, the Company reclassified two project assets in Bulgaria to property, plant and equipment with the carrying value of $ 16,672,267. In 2014, the Company reclassified two project assets in Romania to property, plant and equipment with the carrying value of $27,127,591.

Project assets consisted of the following at December 31, 2013 and 2014, respectively:

	At December 31,
	2013		2014
Project assets - Module cost		$11,303,056		$10,919,092
Project assets - Development		$11,075,075		$10,096,329
Project assets - Others		$11,794,748		$16,024,537
Total project assets		$34,172,879		$37,039,958

Current portion		$34,172,879		$37,039,958
Noncurrent portion	$	nil	$	nil

Total liabilities (all non-current liabilities)		$33,843,600	$	nil

The Company reviews project assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In determining whether or not the project assets are recoverable, the Company considers a number of factors, including changes in environmental, ecological, permitting, or regulatory conditions that affect the project. Such changes may cause the cost of the project to increase or the selling price of the project to decrease. If a project is not considered recoverable, the Company impairs the respective project assets and adjusts the carrying value to the estimated recoverable amount, with the resulting impairment recorded within operations. The Company did not recognize any impairment losses on project assets for the years ended December 31, 2013 and 2014, respectively.

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

The Company routinely reviews available-for-sale securities for other-than-temporary declines in fair value below the cost basis, and when events or changes in circumstances indicate the carrying value of an asset may not be recoverable, the security is written down to fair value. No other-than-temporary impairment loss was recognized during the years ended December 31, 2012, 2013 and 2014.

(j) Advances to suppliers and advances for purchase of property, plant and equipment

In order to secure a stable supply of silicon materials and construction materials, the Company makes advance payments to suppliers for raw material supplies and advances for purchases of long-lived assets which are offset against future deliveries. Advances to suppliers for purchases expected within twelve months as of each balance sheet date are recorded as advances to suppliers in current assets and those associated with purchases expected over longer periods of time are recorded in non-current advance to suppliers. As of December 31, 2013 and 2014, advances to suppliers in current assets were $14,210,115 and $ 27,493,901, respectively, and non-current advances to suppliers for silicon raw material supplies were $5,627,400 and $ nil respectively. Advances for property, plant and equipment are recorded in non-current assets and were $2,214,265 and $ 1,756,051 as of December 31, 2013 and 2014, respectively. The Company does not require collateral or other security against its advances to suppliers. As a result, the Company’s claims for such prepayments are unsecured, which exposes the Company to the suppliers’ credit risk. The Company performs ongoing credit evaluations of the financial condition of its suppliers.

As of December 31, 2013 and 2014, prepayments made to individual suppliers in excess of 10% of total advances and prepayments to raw material suppliers are as follows:

	At December 31,
	2013	2014
Supplier A	$5,627,400	$6,986,882
Supplier B	$4,346,638	$-

As of December 31, 2013 and 2014, advances for purchases of property, plant and equipment in excess of 10% of total advances and prepayments to equipment suppliers are as follows:

	At December 31,
	2013	2014
Supplier A	$272,560	$265,932
Supplier B	$271,734	$265,126
Supplier C	$265,127	$258,679

(k) Business combination

The Company accounts for business acquisitions using the acquisition method of accounting and records intangible assets with finite and indefinite useful lives separate from goodwill. Intangible assets are recorded at their fair value based on estimates as at the date of acquisition. Goodwill is recorded as the residual amount of the purchase price less the fair value assigned to the individual assets acquired and liabilities assumed at the date of acquisition.

(l) Goodwill

Goodwill represents the excess of the purchase price of acquired businesses over the estimated fair value assigned to the individual assets acquired and liabilities assumed. The Company performs its annual impairment test at year end and an impairment test between scheduled annual tests if facts and circumstances indicate that it is more likely than not that the fair value of a reporting unit that has goodwill is less than its carrying value. The Company compares the fair value of a reporting unit to its carrying amount to determine if goodwill may be impaired. The Company estimates the fair value of a reporting unit using the discounted cash flow methodology. Significant management judgment is required in the forecasts of future operating results and discount rates that we use in the discounted cash flow method of valuation and in the selection of comparable businesses that we used in the market approach. If the fair value of a reporting unit is less than its carrying value, an impairment loss is recorded for the difference. Fair values for reporting units are determined based on discounted cash flows, market multiples or appraised values.

During the third and the fourth quarter of 2012, as a result of the effects of weakening market conditions on the Company's forecasts and a sustained, significant decline in the Company's market capitalization to a level lower than its net book value, the Company concluded that impairment indicators existed and performed an impairment analysis. Based on the results of the analysis, the estimated fair value of the reporting unit was determined to be lower than the carrying amount. Accordingly, the Company performed the second step of the impairment test to determine the implied fair value of goodwill, which required the Company to allocate the fair value of the reporting unit determined in step one to all of the assets and liabilities, including any unrecognized intangible assets, of the reporting unit. The Company determined the implied fair value of goodwill was zero. As a result, the Company fully impaired all of its goodwill, resulting in an impairment charge of $6.2 million. No goodwill impairment charges were recognized during the years ended December 31, 2013 and 2014.

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

(n) Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the following estimated useful lives:

Buildings	40-50 years
Plant and machinery	10-25 years
Motor vehicles	4-5 years
Office equipment	3-5 years
Power stations	25 years

Construction in progress represents mainly the construction of new facilities in ReneSola Zhejiang, ReneSola Jiangsu, Sichuan ReneSola, and Sichuan Ruiyu. Costs incurred in the construction are capitalized and transferred to property, plant and equipment upon completion, at which time depreciation commences.

(o) Assets held-for-sale

Non-current assets and asset disposal groups are classified as held-for-sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable, the assets are available for immediate sale in their present condition and they are expected to qualify for recognition as a completed sale within one year from the date of classification. Non-current assets classified as held for sale are measured at lower of their carrying amount and fair value less costs to sell. In December 2013, the company had signed a Memorandum of Intent to sell a power station in Western China, the assets and liabilities of the subsidiaries has been classified as assets held for sale and liabilities held for sale as of December 31, 2013. The sale was completed on March 31, 2014, and the Company recognized a $3,358,127 gain on disposal of subsidiaries for the year ended December 31, 2014 (see Note 3).

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

Expenses recognized were $1,080,099, $1,086,685 and $461,926 for the years ended December 31, 2012, 2013 and 2014, respectively.

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

The impairment losses of long-lived assets were $6,437,716, $194,694,559 and $nil for the years ended December 31, 2012, 2013 and 2014 respectively (see Note 6).

(s) Deferred convertible notes issuance costs

Debt issuance costs are deferred and amortized using effective interest method through the earliest redemption date. The amortization, recorded in interest expense, was $784,456, $784,456 and $933,152 for the years ended December 31, 2012, 2013 and 2014, respectively.

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

The Company also has been developing solar projects, referred to as project assets, with the intention to sell such project assets. The Company accounts for the project assets following the provisions of real estate accounting. Under the provisions of real estate accounting, the Company recognizes revenue and the corresponding costs once the sale is consummated, the buyer’s initial and any continuing investments are adequate, the resulting receivables are not subject to subordination and the Company has transferred the customary risk and rewards of ownership to the buyer. The Company has not recognized any revenue from sales of project assets in 2012, 2013 and 2014.

(v) Cost of revenues

Cost of revenues consists of production related costs including costs of silicon raw materials, consumables, direct labor, overhead costs, depreciation of plant and equipment, contractor and processing fees and warranty costs. Shipping and handling costs incurred on sale of products and included in sales and marketing expense were $14,524,853, $36,678,733 and $55,474,721 for the years ended December 31, 2012, 2013 and 2014, respectively.

(w) Research and development

Costs related to the design, formulation and testing of new products or process alternatives are included in research and development expenses. Research and development costs are expensed when incurred.

(x) Warranty expenses

The Company’s solar modules are typically sold with 25year warranties against specified declines in the initial minimum power generation capacity at the time of delivery. The Company also provides warranties for solar modules against defects in materials and workmanship for a period of five or ten years from the date of sale. Warranty cost is accrued at the point the related module revenue is recognized. Due to the limited solar module manufacturing history, the Company does not have a significant history of warranty claim. Cost of warranties is estimated based on an assessment of the Company’s and competitors’ accrual history, industry-standard testing, estimates of failure rates from quality review and other assumptions that are considered to be reasonable under the circumstances. Actual warranty costs are accumulated and charged against accrued warranty liability. To the extent that actual warranty cost differs from the estimates, the Company will prospectively revise the accrual rate. As such estimates are subjective, the Company will continue to analyze its claim history and the performance of its products and compare against its competitors, industry data for warranty claims, and other assumptions, such as academic research, to determine whether its accrual is adequate. The Company has adopted a warranty accrual rate of 1.0% of PV module revenues, based on its assessment of industry norms which also represents the Company's best estimate to date. Should it begin to experience warranty claims differing from its accrual rate, the Company would prospectively revise the warranty accrual rate. The Company revised downward the estimated cost to satisfy the Company’s outstanding product warranty by $7,787,834 for the year ended December 31, 2012, attributable primarily to decrease in the average selling prices (“ASPs”) for solar modules, a primary input into the estimated costs of the Company’s warranty policy. From the beginning of 2014, we reclassified warranty expense from cost of sales to selling expenses (see Note 18).

(y) Government grants

Government grants received by the Company consist of unrestricted grants and subsidies and restricted grants. Unrestricted grants allow the Company full discretion in utilizing the funds are recognized as in other operating income upon receipt of cash and when all the conditions for their receipt have been satisfied. The Company recorded $4,287,891, $4,297,693 and $4,618,498 government grants for the years ended December 31, 2012, 2013 and 2014 in other operating income, respectively.

Restricted grants related to property, plant and equipment are recorded as deferred subsidies and are amortized on a straight-line basis over the useful life of associated assets. The Company received government grants related to property, plant and equipment and land use right of $1,458,283, $16,819,424 and $12,037,938 during the years ended December 31, 2012, 2013 and 2014, respectively. The deferred government grants as of December 31, 2013 and 2014 were $44,150,492 and $25,347,152, respectively, included in deferred subsidies and other in the consolidated balance sheets. The Company amortized the deferred grants in the amount of $808,809, $988,312 and $1,455,103 into other income for the years ended December 31, 2012, 2013 and 2014, respectively. The Company also recognized the deferred grants in the amount of $27,843,170 related to property, plant and equipment disposed of as part of the gain from disposal of subsidiaries for the year ended December 31, 2014.

(z) Other operating expense (income)

Other operating expense (income) primarily consists of gains or losses on disposal of fixed assets and land use right, subsidies received from the government, and forfeitures of advances from customers.

(aa) Foreign currency

The functional currency of ReneSola Ltd is the United States Dollar (“U.S. dollar”). The functional currency of ReneSola's subsidiaries in the PRC is Renminbi (“RMB”). The functional currency of the overseas subsidiaries normally is the local currency the subsidiary domiciles.

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

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Company’s cash and cash equivalents denominated in RMB amounted to RMB245,149,128 ($40,495,694) and RMB 109,951,726 ($17,721,030) at December 31, 2013and 2014, respectively. And the Company’s restricted cash denominated in RMB amounted to RMB1,492,476,591 ($246,539,223) and RMB 601,482,914 ($96,941,603) at December 31, 2013and 2014, respectively.

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

No derivative instruments qualified to be accounted for as cash flow hedges during the years ended December 31, 2012, 2013 and 2014, respectively.

The Company's derivative instruments do not qualify for hedge accounting. Accordingly, gains or losses resulting from changes in the values of derivative instruments are recognized as (gain) loss on derivatives, net, in the consolidated income statement.

Net (gains) losses recognized on derivative instruments from foreign currency forward exchange contracts were $53,945, ($633,964)and $(6,057,941) in the years ended December 31, 2012, 2013 and 2014, respectively. As of December 31, 2014, the Company has outstanding foreign exchange forward contracts with a total notional amount of $68,849,800.

As of December 31, 2013, the Company has $1,502,578 in current derivative assets, $nil in non-current derivative assets, $1,463,252 in current derivative liabilities, and $nil in non-current derivative liabilities in total. As of December 31, 2014, the Company has $1,688,103 in current derivative assets, $nil in non-current derivative assets, $ nil in current derivative liabilities, and $nil in non-current derivative liabilities in total.

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

(af) Comprehensive income (loss)

Comprehensive income is the change in equity during a period from transactions and other events and circumstances from non-shareholder sources and included net income and foreign currency translation adjustments. As of December 31, 2013 and 2014, accumulated other comprehensive income was comprised entirely of foreign currency translation adjustments.

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

(ai) Recently issued accounting pronouncements

In April 2014, the Federal Accounting Standard Board ("FASB") issued Accounting Standard Update ("ASU") 2014-08, Presentation of Financial Statements (Topic 205) and Property, Plant and Equipment (Topic 360) - Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity. ASU 2014-08 defines a discontinued operation as a disposal of a component or group of components that is disposed of or is classified as held for sale and "represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results." The standard states that a strategic shift could include a disposal of: a major geographic area of operations, a major line of business, a major equity investment, or other major parts of an entity. The adoption of ASU 2014-08 in the third quarter of 2014 did not have an impact on our consolidated financial position, results of operations, or cash flows. However, in the event that a future disposition meets the revised criteria, we expect that this standard will have an impact on the presentation of our financial statements and associated disclosures.

In May 2014, the FASB issued Accounting Standards Update, or ASU, No. 2014-09, Revenue from Contracts with Customers (Topic 606), to replace the existing revenue recognition criteria for contracts with customers and to establish the disclosure requirements for revenue from contracts with customers. The ASU is effective for interim and annual periods beginning after December 15, 2016. Adoption of the ASU is either retrospective to each prior period presented or retrospective with a cumulative adjustment to retained earnings or accumulated deficit as of the adoption date. The Company is currently assessing the impact of the ASU on its consolidated financial statements.

On August 27, 2014, the FASB issued ASU 2014-15, which provides guidance on determining when and how reporting entities must disclose going-concern uncertainties in their financial statements. The new standard requires management to perform interim and annual assessments of an entity’s ability to continue as a going concern within one year of the date of issuance of the entity’s financial statements (or within one year after the date on which the financial statements are available to be issued, when applicable). Further, an entity must provide certain disclosures if there is “substantial doubt about the entity’s ability to continue as a going concern.” The ASU is effective for annual periods ending after December 15, 2016, and interim periods thereafter. Early adoption is permitted. The Company has elected to early adopt this guidance and please refer to Note 2 for the detail disclosure.

3. DISPOSITION

In 2013, the Company disposed of two underperforming subsidiaries Ningde Hengyang and Zhejiang Ruiyi which were engaged primarily in the development and sale of solar energy related products and materials, none of which were considered a component of the Company. As such, all results of operations were included in operating activities for all periods presented. The disposal loss was not material.

In 2014, the Company disposed of Zhejiang Ruixu, together with its eight subsidiaries, and Jiashan Xinlian. Zhejiang Ruixu and Jiashan Xinlian that were primarily engaged in operation of domestic solar power plants. The disposal transactions do not represent a strategic shift that has or will have a major impact on the Company's operations or financial results, thus do not meet the discontinued-operations criteria. There was no retained interest or significant continuing involvement in the operations of the components after the disposal. All results of operations prior to disposal were included in operating activities for all periods presented. The Company recorded a gain on disposal of Zhejiang Ruixu of $3,358,127 and a gain on disposal of Jiashan Xinlian of $4,895,102 for the year ended December 31, 2014.

4. ALLOWANCES FOR DOUBTFUL RECEIVABLES AND ADVANCES

Allowances for doubtful receivables are comprised of allowances for accounts receivable and allowances for other receivables. The Company establishes an allowance for doubtful accounts primarily based on factors surrounding the credit risk of specific customers.

The Company made provision for doubtful debts in the aggregate amount of $852,278, $3,658,491 and $5,710,167during the year ended December 31, 2012, 2013 and 2014, respectively.

Analysis of allowances for accounts receivable is as follows:

	At December 31,
	2012	2013	2014
Beginning of the year	$1,090,274	$1,821,755	$4,869,942
Allowances made during the year	852,278	3,459,401	5,436,023
Write off	(143,197)	(485,807)	(2,371,420)
Foreign exchange effect	22,400	74,593	(296,111)
Closing balance	$1,821,755	$4,869,942	$7,638,434

Analysis of allowances for other receivables is as follows:

	At December 31,
	2012	2013	2014
Beginning of the year	$8,739,314	$8,695,727	$8,904,534
Allowances made during the year	3,412	203,101	234,898
Write off	(47,702)	-	-
Foreign exchange effect	703	5,706	(8,628)
Closing balance	$8,695,727	$8,904,534	$9,130,804

Analysis of allowances for advances for purchases of property, plant and equipment is as follows:

	At December 31,
	2012	2013	2014
Beginning of the year	$1,267,565	$1,275,355	$1,306,139
Allowances (reversal) made during the year	(5,125)	(6,640)	12,983
Foreign exchange effect	12,915	37,424	(33,076)
Closing balance	$1,275,355	$1,306,139	$1,286,046

Analysis of allowances for advances to suppliers is as follows:

	At December 31,
	2012	2013	2014
Beginning of the year	$4,405,850	$4,424,649	$4,442,627
Allowances made during the year	1,713	2,629	26,263
Foreign exchange effect	17,086	15,349	(9,403)
Closing balance	$4,424,649	$4,442,627	$4,459,487

5. INVENTORIES

	At December 31,
	2013	2014
Raw materials	$88,367,032	$91,045,461
Work-in-process	35,015,711	39,938,219
Finished goods	236,194,291	226,377,489
Total inventories	$359,577,034	$357,361,169

For the year ended December 31, 2012, 2013 and 2014, inventory was written down by $59,313,129, $740,087 and $808,031, respectively, to reflect the lower of cost or market.

6. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net, comprise:

	At December 31,
	2013	2014
Buildings	$239,665,560	$199,178,564
Leasehold improvement	129,294	129,294
Plant and machinery	812,802,994	854,152,473
Motor vehicles	3,245,386	3,132,933
Office equipment	13,264,375	12,830,576
Power stations	16,672,267	43,799,858
	1,085,779,876	1,113,223,698
Less: Accumulated depreciation	291,849,362	372,874,618
	793,930,514	740,349,080
Construction in progress	69,162,670	9,948,464
Property, plant and equipment, net	$863,093,184	$750,297,544

Construction in progress represents new production facilities under construction in ReneSola Zhejiang, ReneSola Jiangsu, Sichuan ReneSola and Sichuan Ruiyu.

The carrying amount of the power stations is $16.7 and $43.8million as of December 31, 2013 and 2014, respectively and was reclassified from project assets to property plant and equipment at the point it no longer met the held for sale criteria.

Depreciation expense for the years ended December 31, 2012, 2013 and 2014 was $93,501,714, $112,894,150 and 90,223,634, respectively.

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

During the third quarter of 2013, the Company concluded that it failed to achieve the cost reduction objectives of its ongoing technology improvement project, and as such the Company determined that it was no longer feasible to operate the Phase I facility without continuing to incur losses and recognized an impairment charge in its wafer segment accordingly. All production at the Sichuan Phase I facility was permanently ceased in October 2013. As a result, the Company recognized $194,694,559 impairment charge for the year ended December 31, 2013. The impairment charge was recognized as the amount by which the carrying amount exceeded the fair value of the idled assets. The fair value of the idled assets was estimated based on two market-based analyses, including an assessment that general machinery that could be sold in the market, based on second-hand market quotations and the specialized machines and associated facilities have scrap value associated with their metal components, net of dismantling cost, freights, and relevant taxes.

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

Assets and liabilities carried at fair value as of December 31, 2014 are classified in the categories described above based on the lowest level input that is significant to the fair value measurement in its entirety.

Recurring basis

The following table displays assets and liabilities measured on the Company’s consolidated balance sheet at fair value on a recurring basis subsequent to initial recognition:

	As of December 31, 2014
	Fair Value Measurements at Reporting Date Using
	Total Fair Value and Carrying Value on the Balance Sheet	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cross currency forward exchange contracts -recorded as derivative assets	1,688,103	-	1,688,103	-
Warrant liability	(1,890,000)	-	(1,890,000)	-

	As of December 31, 2013
	Fair Value Measurements at Reporting Date Using
	Total Fair Value and Carrying Value on the Balance Sheet	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cross currency forward exchange contracts -recorded as derivative assets	1,502,578	-	1,502,578	-
Cross currency forward exchange contracts -recorded as derivative liabilities	(1,463,252)	-	(1,463,252)	-
Warrant liability	(9,345,000)	-	(9,345,000)	-

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

Warrant liability-The fair value of the warrant liability (see Note 12) was determined using the Monte Carlo Model, with certain inputs significant to the valuation methodology classified as level 2.

Fair values of non-financial assets measured on a non-recurring basis

During the year ended December 31, 2013, the Company recorded certain non-financial assets at fair value following events that required the Company to assess goodwill, intangible assets and long-lived assets for impairment.

	Carrying Value as of December 31, 2013	Fair Value Measured Using Significant Other Observable Inputs (Level 2)	Total Losses for Year Ended December 31, 2013
Long-lived assets-Sichuan Phase I factory	$6,031,327	$6,096,778	$194,694,559

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

The carrying amount of the Company’s outstanding convertible notes as of December 31, 2013 and 2014 was $111.6 million and $94.6 million, respectively. The estimated fair value of those debts was $77.8 million and $56.0 million, respectively, as of December 31, 2013 and 2014. The fair value was measured based on observable market quotes and is therefore considered a level 1 fair value measurement.

The Company’s long-term bank borrowing consists of floating rate loans that are reset annually. The carrying amount of long-term borrowings (including the current portions) was $113.4 million and $73.3 million as of December 31, 2013 and 2014, respectively. The estimated fair value of long-term borrowings (including the current portions) was $111.2 million and $71.8 million as of December 31, 2013 and 2014, respectively. The fair value is measured using discounted cash flow technique based on current rates for comparable loans on the respective valuation date and it therefore considered a level 2 measurement.

8. INCOME TAXES

The tax (expense) benefit comprises:

	Years ended December 31,
	2012	2013	2014
Loss before income tax
PRC	$(205,940,795)	$(244,731,725)	$(2,748,982)
Other jurisdictions	(15,268,847)	(16,910,484)	(31,234,691)
Total	(221,209,642)	(261,642,209)	(33,983,673)
Current tax benefit (expense)
PRC	$1,191,416	$(36,084)	$-
Other jurisdictions	(102,728)	(2,850,524)	256,071
Subtotal	1,088,688	(2,886,608)	256,071
Deferred tax benefit (expense)
PRC	$(22,884,154)	$3,119,511	$(4,595,374)
Other jurisdictions	442,976	2,489,812	4,689,183
Subtotal	(22,441,178)	5,609,323	93,809
Total income tax benefit (expense)	$(21,352,490)	$2,722,715	$349,880

ReneSola is not subject to tax under the laws of British Virgin Islands.

ReneSola Zhejiang is a Foreign Invested Enterprise (“FIE”) incorporated in the PRC. The statutory income tax rate in the PRC is 25% starting from 2008.

ReneSola Zhejiang obtained the approval of High-New Technology Enterprise (“HNTE”) status in 2009 and renewed the HNTE status for another 3-year period from 2012 to 2014. ReneSola Jiangsu obtained the approval of HNTE status for the period from 2012 to 2014.Sichuan ReneSola obtained approval of HNTE status for the period from 2012 to 2014. Under the EIT Law, a HNTE is eligible for the 15% reduced EIT rate.

For PRC entities, the qualified research and development expenses incurred by them for development of new technology, new products and new techniques could have a 50% super deduction in addition to the actual expense deductions for PRC enterprise income tax purpose. A number of group entities are eligible for such R&D super deduction.

The Group also has overseas operations in the jurisdiction of the United States, Republic of Singapore, Federal Republic of Germany, Republic of Bulgaria, Commonwealth of Australia, Japan, Republic of India, Grand Duchy of Luxembourg, Republic of Romania, United Kingdom, Republic of South Africa, Republic of Croatia, Republic of Panama and Republic of Korea. The corporate income tax rates range from 10% to 35%.

Sichuan Ruiyu, Sichuan Ruixin, Sichuan SiLiDe, Energy-Saving Technology, Zhejiang Academe, ReneSola Shanghai, Beijing Xuyuan, Zhejiang ReneSola PV Materials, ReneSola Kexu, ReneSola Bangsheng, Renesola Xinlian, ReneSola Fuyun are incorporated in the PRC. The corporate income tax rate is 25%. The corporate income tax rate for ReneSola Zhejiang Solar New Energy Academe is 20%.

There was no reversal or addition of unrecognized tax benefits during the year ended December 31, 2012, 2013 and 2014, respectively.

The Company classifies interest and penalties related to income tax matters in income tax expense. As of December 31, 2012, 2013 and 2014, there were no interests and penalties related to uncertain tax positions. The Company does not anticipate any significant increases or decreases to its liabilities for unrecognized tax benefits within the next twelve months.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of taxes exceeding RMB100,000 (approximately $16,266) is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. The Company’s PRC subsidiaries are therefore generally subject to examination by the PRC tax authorities from 2009 through 2014 on non-transfer pricing matters, and from 2003 through 2014 on transfer pricing matters.

The principal components of deferred income tax assets and liabilities are as follows:

	At December 31,
	2013	2014
Deferred tax assets:
Property, plant and equipment	$1,432,778	$1,066,226
Inventories provision	691,170	583,642
Tax losses	84,321,238	95,506,037
Contingent liabilities	5,969,728	880,351
Derivative liabilities	26,462	-
Bad debts provision	1,190,463	3,213,547
Deferred subsidies	8,414,300	4,580,462
Impairment for long-lived assets	51,242,022	49,995,931
Warranty provision	-	7,861,035
Silicon income	-	456,563
Others	1,113,886	1,495,083
Total gross deferred tax assets	$154,402,047	$165,638,877
Valuation allowance on deferred tax assets	(134,888,129)	(145,288,802)
Net deferred tax assets	$19,513,918	$20,350,075

Analysis as
Current	$5,272,284	$11,437,218
Non-current	14,241,634	8,912,857
	$19,513,918	$20,350,075

Deferred tax liabilities:
Property, plant and equipment	$201,239	$216,326
Prepaid land use right	318,548	303,643
Derivative assets	116,905	-
Total deferred tax liabilities	$636,692	$519,969
Analysis as:
Current	$53,984	$69,017
Non-current	582,708	450,952
	$636,692	$519,969

As of December 31, 2014, the PRC Companies had net operating loss carry forwards of $324,921,215, of which $31,231,544, $178,017,621, $58,369,036 and $57,303,014 will expire in 2016, 2017, 2018 and 2019, respectively. ReneSola US had net operating loss carry forwards of $11,872,959, which will expire from 2032 to 2034. ReneSola Germany had net operating loss carry forwards of $18,798,465, which can be offset in future without any time restriction.

The Company considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carryforward periods, the Company’s experience with tax attributes expiring unused and tax planning alternatives.

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible for tax purposes. As a result, the Company has recognized a valuation allowance of $134,888,129 and $145,288,802 as at December 31, 2013 and 2014, respectively.

Reconciliation between the applicable statutory income tax rate and the Company’s effective tax rate for the years ended December 31, 2012, 2013and 2014 is as follows:

	Years ended December 31,
	2012	2013	2014
PRC applicable income tax rate	25.0%	25.0%	25.0%
Effect of timing difference reversed in the year with different rate	(5.7)%	3.1%	11.3%
Tax holiday	0.3%	0.3%	0.8%
Valuation allowance	(28.7)%	(26.8)%	(36.1)%
Expiration of tax loss	-	-	(14.0)%
Effect of different tax rate of subsidiaries	(1.7)%	(0.9)%	13.5%
Non-deductible expense	0.8%	(1.7)%	(7.3)%
R&D super deduction	1.8%	1.4%	8.4%
Goodwill impairment	(1.1)%	-	-
Others	(0.4)%	0.6%	(0.6)%
Effective income tax rate	(9.7)%	1.0%	1.0%

The aggregate amount and per share effect of the Tax Holiday are as follows:

	Years ended December 31,
	2012	2013	2014
Aggregate	$(12,231,260)	$8,943,517	$4,081,529
Per share effect -basic	$(0.07)	$0.05	$0.02
Per share effect-diluted	$(0.07)	$0.05	$0.02

In accordance with the EIT Law, dividends, which arise from profits of FIEs earned after January 1, 2008, are subject to a 10% withholding income tax. Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting basis over tax basis in a domestic subsidiary. However, a deferred tax liability is not recognized if the basis difference is not expected to reverse in the foreseeable future and is expected to be permanent in duration. The Company believes that the PRC entities' undistributed earnings generated after January 1, 2008 will be permanently reinvested in the PRC entities. As such, no deferred taxes have been recorded on these undistributed earnings of the Company's PRC subsidiaries as these differences are not expected to reverse in the foreseeable future and are expected to be permanent in duration. The temporary difference for which no deferred tax liability has been recognized is $52.3 million and $51.5 million as of December 31, 2013 and 2014, respectively. The undistributed earnings accumulated in other overseas operating entities are immaterial.

9. BORROWINGS

The Company’s bank borrowings consist of the following:

	At December 31,
	2013	2014
Short-term	$629,177,762	$624,871,434
Long-term, current portion	43,918,386	29,803,934
Subtotal	673,096,148	654,675,368
Long-term	69,489,079	43,451,827
	$742,585,227	$698,127,195

As of December 31, 2013 and 2014, the maximum bank credit facilities granted to the Company were $941,702,099 and $842,670,304, respectively, of which, $824,570,450 and $735,786,108 were drawn down, and $117,131,649 and $106,884,196 were available as of December 31, 2013 and 2014, respectively. The available lines of credit as of December 31, 2014 are subject to annual review and renewal by the financial intuitions.

As of December 31, 2013, short-term borrowings of $426,421,284 and long-term borrowings of $56,311,879 were secured by property, plant and equipment with carrying amounts of $904,042,449, prepaid land use right of $33,318,726 and accounts receivable of $6,959,329. As of December 31, 2014, short-term borrowings of $353,549,434 and long-term borrowings of $ 10,532,710 were secured by property, plant and equipment with carrying amounts of $ 617,467,925, prepaid land use right of $ 33,466,942 and accounts receivable of $ 12,948,070.

In addition,$202,396,613 and $ 301,773,840 of borrowings were guaranteed by personal assets of Mr. Xianshou Li, the Company's chief executive officer, and his family as of December 31, 2013and 2014, respectively.

a) Short-term

Interest rates for all short-term borrowings are variable for certain short-term borrowings, and are updated monthly. The weighted average interest rate of short term loans was6.63%, 5.46% and 5.75% in the years ended December 31, 2012, 2013 and 2014, respectively. The borrowings are repayable within one year. There are financial covenants associated with Renesola Zhejiang’s and Renesola Jiangsu’s short-term borrowings of $153,889,229.75 and $12,893,680.00, related to certain operational metrics and financial ratios.

b) Long-term

Interest rates are variable for certain portions of the long-term borrowings, and are updated every three months, once a year or according to a predetermined schedule. The weighted average interest rate of long-term borrowings was 6.92%, 6.82% and 6.91% in the year ended December 31, 2012, 2013 and 2014, respectively. There are financial covenants associated with Sichuan ReneSola's long-term borrowings of $18,889,241.20, related to certain operational metrics and financial ratios.

As of December 31, 2014, Sichuan ReneSola, ReneSola Jiangsu and ReneSola Zhejiang were in compliance with all debt covenants. Future principal repayment on the long-term bank loans are as follows:

2015	$29,803,934
2016	1,262,584
2017	34,014,005
2018 and after	8,175,238
$73,255,761

c) Interest expense

Interest expense incurred for the years ended December 31, 2012, 2013 and 2014 was $54,846,828, $53,333,912, and $49,261,829 respectively, of which $4,218,121, $1,225,421 and $246,027 has been capitalized in the carrying value of property, plant and equipment.

10. OTHER CURRENT LIABILITIES

The Company’s other current liabilities are summarized below:

	At December 31,
	2013	2014
Payable for purchase of property, plant and equipment	$116,661,198	$71,283,739
Other payables	42,716,151	55,339,514
	$159,377,349	$126,623,253

11. CONVERTIBLE SENIOR NOTES

On March 15, 2011, the Company issued $175,000,000 of U.S. Dollar-Settled 4.125% Convertible Senior Notes(“Notes”) due March 15, 2018, which are convertible into American Depositary Shares (the “ADSs”), each currently representing two ordinary shares of the Company. On April 7, 2011, an over-allotment option up to $25,000,000 aggregate principal amount of Notes were fully exercised by initial purchasers. The key terms of the Notes are as follows:

Interest. The Notes bear interest at the rate of 4.125% per annum, payable semi-annually in arrears on March 15 and September 15.

Redemption at maturity. Each Note may be redeemed upon maturity at a price of 100% of principal amount plus accrued interest, if any, from March 15, 2016.

Conversion. The Notes may be converted into ADSs at the option of the holders at any time prior to maturity. The conversion price is initially$10.5473 per ADS and is subject to adjustment upon the occurrence of specified events but will not be adjusted for accrued and unpaid interest, if any. Based on the conversion price of $10.5473 per ADS, the number of ADSs to be allotted and issued by the Company on full conversion of the Notes will be approximately 8,969,025 as of December 31, 2014.

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

For the year ended December 31, 2014, approximately $17,017,000 par value Notes was repurchased using cash of $9,809,860. The related deferred issuance cost of $158,952 was expensed. The Company recorded a net gain of $7,048,188 on the repurchase of the Notes.

 As of December 31, 2013 and 2014, the carrying value of the Notes was $111,616,000 and $94,599,000, respectively.

The issuance costs of $7,156,101 paid in 2011 is amortized from the date of issuance to the redemption date, using effective interest rate method. The amortization expense was $784,456, $784,456 and $933,152 for the years ended December 31, 2012, 2013 and 2014, respectively.

12. WARRANT LIBILITY

In connection with the public offering of the Company’s common stock that closed on September 16, 2013, the Company issued to its underwriters, a warrant to purchase up to a total of 10,500,000 shares of common stock (35% of the shares sold in the public offering) at $6.04 per ADS (aggregate of 5,250,000 ADSs) or $3.02 per share. The option is exercisable from September 16, 2013 to September 16, 2017. There are three ways in which the Company might settle the warrant liability: i) physical delivery of Shares, iii) physical delivery of ADS (at the election of the holder) or iii) net share settlement, if unable to register the shares in the case of i and ii. Warrants are separately transferable, and the holder can choose to exercise the warrant in whole or part. The exercise price is subject to adjustment under several circumstances and also to anti-dilution adjustments. All the warrants are outstanding as of December 31, 2014.

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

On September 16, 2013, the issue date of the warrant, the Company recorded this warrant at its fair value of $12,547,500 with an offset to shareholders' equity.  The Company recognized a gain of $3,202,500 and $7,455,000 from the change in fair value of the warrant liability for years ended December 31, 2013 and 2014.

This warrant does not trade in an active securities market, and as such, the Company estimates its fair value using the Monte Carlo Simulation as of the date that the warrant was originally issued and as of December 31, 2013 and 2014 using the following main assumptions:

	As September 16,	As December 31,	As December 31,
	2013	2013	2014
Stock price	$4.27	$3.45	$1.41
Exercise price	$6.04	$6.04	$6.04
Annual dividend yield	-%	-%	-%
Time to maturity	4.0	3.7	2.7
Risk-free interest rate	1.22%	1.11%	0.96%
Expected volatility	82.8%	85.6%	83.0%

Expected volatility is based on historical volatility.  Historical volatility is computed using daily pricing observations for recent periods that correspond to the term of the warrant.  The Company believes this method produces an estimate that is representative of future volatility over the expected term of this warrant.  The expected life is based on the remaining term of the warrant. The risk-free interest rate is based on U.S. Treasury securities with time to maturity close to the remaining term of the warrant.

The following is a reconciliation of the beginning and ending balances of warrants liability measured at fair value on a recurring basis using Level 2 inputs:

As December 31,
2014
Beginning balance	$9,345,000
Warrants issued	-
Fair value change of the issued warrants included in earnings	(7,455,000)
Ending balance	$1,890,000

Following is a summary of the warrants activity:

	Number	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
Outstanding as of December 31, 2013	10,500,000	$3.02	3.7
Granted	-	-	-
Forfeited	-	-	-
Exercised	-	-	-
Outstanding as of December 31, 2014	10,500,000	$3.02	2.7

The fair value of the 10,500,000 shares underlying the warrant outstanding as of December 31, 2014 was determined using the Monte Carlo Simulation.

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

Options to Employees

From January to December 2012, the Company granted 1,700,000 share options to certain employees with exercise prices of $0.74 to $1.35. From January to December 2013, the Company granted 800,000 share options to certain employees with exercise prices of $0.74 to $0.90. From January to December 2014, the Company granted 2,590,000 share options to certain employees with exercise prices of $0.74.

Options Modification

On August 8, 2012, the Board of Directors approved an option modification to reduce the exercise price of all the options granted before August8, 2012 to the then fair market value of the Company’s ordinary shares underlying such options. All other terms of the share options granted remain unchanged. The modification resulted in incremental compensation cost of $774,932, of which $444,373 was recorded during the year ended December 31, 2012. The remaining $330,559 will be amortized over the remaining vesting period of the modified options, ranging from 2013 to 2017.

On March 18, 2014, the Board of Directors approved another option modification to reduce the exercise price of certain options granted between August 8, 2012 and December 31, 2013 to the then fair market value of the Company’s ordinary shares underlying such options. All other terms of the share options granted remain unchanged. The incremental compensation cost resulted from modification was not material.

The fair value of each option grant, as well as the fair value of option immediately before and after the aforementioned modification, is estimated on the date of grant or modification using the Black-Scholes option pricing model using the assumptions noted below.

	Average risk-free rate of return	Weighted average expected option life	Volatility rate	Dividend yield
Granted in 2012	0.68-1.19%	4.5 years	83.47-98.18%	0%
Granted in 2013	0.65-0.80%	4.5 years	175.69-200.98%	0%
Granted in 2014	1.63-1.76%	4.5 years	169.77-173.01%	0%

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

A summary of the option activity is as follows:

	Number of Options	Weighted Average Exercise Prices	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
Options
Outstanding on January 1, 2014	6,640,800	0.75	2.03	6,451,792
Granted	2,590,000	0.74	4.27
Exercised	(410,000)	0.74	0.02
Forfeited	(1,419,000)	0.74	N/A
Outstanding on December 31, 2014	7,401,800	0.74	2	-
Vested or expected to vest at December 31, 2014	7,266,534	0.64	1.9	-
Exercisable at December 31, 2014	3,965,800	0.74	0.72	-

The weighted average grant date fair value of options granted during the years ended December 31, 2012, 2013 and 2014 was $0.58 $0.81 and $1.67 respectively.

Total intrinsic value of options exercised for the years ended December 31, 2012, 2013 and 2014 was $nil, $544,888 and $306,534 respectively.

Compensation cost of $2,221,406, $1,626,560 and $2,104,126 has been charged against income during the year ended December 31, 2012, 2013 and 2014, respectively. As of December 31, 2014, there was $ 4,163,250 in total unrecognized compensation expense related to unvested share-based compensation arrangements granted under the Plan, which is expected to be recognized over a weighted-average period of 3.47 years.

Restricted Share Units

In May 2014, the Compensation Committee of the Board of Directors of the Company approved a Restricted Share Units (“RSUs”) award program pursuant to the 2007 Share Incentive Plan (the "Plan"). The Company awarded 750,000 RSUs under the Plan to senior management executives. One fifth of these RSUs will vest annually over five years as long as the executives continue to be employed by the Company on the applicable vesting date. Each RSU represents the right of the participant to receive an ordinary share.

A summary of the RSUs activity is as follows:

	Number of shares	Weighted Average Grant Date Fair Value	Weighted Average Remaining Contractual Life
RSUs
Outstanding on January 1, 2014	-	-	-
Granted	750,000	2.72	2.95
Outstanding on December 31, 2014	750,000	2.72	2.29

The RSUs are measured based on the fair market value of the underlying common stock on the dates of grant. The aggregate compensation cost for RSUs recorded under the Plan was $136,000 for the year ended December 31, 2014.

14. EMPLOYEE BENEFITS

In accordance with the relevant rules and regulations in the PRC, employees of the Company are covered by benefit plans established by the local government. These plans are defined contribution plans and ReneSola Zhejiang, Sichuan ReneSola, ReneSola Jiangsu and ReneSola Shanghai have contributed 14%, 20%, 20% and 21% separately of the basic salaries of its employees to such plans. In addition, ReneSola Zhejiang, Sichuan ReneSola, ReneSola Jiangsu and ReneSola Shanghai are required by PRC law to contribute approximately 19.6%, 18%, 21% and 21% separately of the basic salaries of its employees for medical insurance benefits, housing funds, unemployment and other statutory benefits. Other than the contribution, there is no further obligation for payments to employees under these plans.

The total contribution was $14,220,014, $14,216,614 and $15,451,989 for the years ended December 31, 2012, 2013 and 2014, respectively.

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

In addition to the general reserve, the Company’s PRC subsidiaries are required to obtain approval from the local PRC government prior to distributing any registered share capital. Accordingly, both the appropriations to general reserve and the registered share capital of the Company’s PRC subsidiaries are considered as restricted net assets amounting to $757,771,236 and $849,920,907 as of December 31, 2013 and 2014, respectively.

16. EARNINGS PER SHARE

Basic and diluted earnings per share have been calculated as follows:

	Years ended December 31,
	2012	2013	2014
Net income (loss) attributed to holder of ordinary shares	$(242,515,539)	$(258,915,539)	$(33,630,021)
Net income (loss) adjusted for dilutive securities	(242,515,539)	(258,915,539)	(33,630,021)
Weighted-average number of common shares outstanding-basic	172,671,369	182,167,908	203,550,049
Dilutive effect of non-vested shares	-	-	-
Weighted-average number of common shares outstanding-diluted	172,671,369	182,167,908	203,550,049
Basic loss per share	$(1.40)	$(1.42)	$(0.17)
Diluted loss per share	$(1.40)	$(1.42)	$(0.17)

Diluted earnings per share excludes 21,175,141, 33,389,150 and 30,420,950 common shares issuable upon the assumed conversion of the convertible debt, share options, restricted shares and warrant for the year ended December 31, 2012, 2013 and 2014, respectively, as their effect would have been anti-dilutive

The Company issues ordinary shares to its share depository bank which will be used to settle stock option awards upon their exercise. Any ordinary shares not used in the settlement of stock option awards will be returned to the Company. As of December 31, 2013 and 2014, there are 978,600 and 1,068,600 ordinary shares, respectively, are legally issued to the share depository bank but are treated as escrowed shares for accounting purposes and therefore, have been excluded from the computation of earnings per share.

17. RELATED PARTY BALANCES AND TRANSACTIONS

(a) Related party balances

Amounts due from related parties are comprised of the following amounts receivable from the sales of goods:

	At December 31,
	2013	2014
Zhejiang Yuhuan (1)	$228,305	$169,244
Jinko and its subsidiaries(2)	180,102	283,171
Total	$408,407	$452,415

Amounts due to related parties are comprised of the following amounts payable to the purchase of raw materials and others:

	At December 31,
	2013	2014
Zhejiang Yaohui(4)	$6,689,269	$3,433,772
Jinko and its subsidiaries (2)	2,302,375	135,391
Champion era enterprises limited (3)	-	4,000,000
JiashanKaiwo(5)	218,135	348
Total	$9,209,779	$7,569,511

(b) Related party transactions

During the years ended December 31, 2012, 2013 and 2014, related party transactions were as follows:

	Years ended December 31,
	2012	2013	2014
Sale of goods to Jinko and its subsidiaries(2)	59,480,575	2,884,843	2,898,698
Purchase of raw materials from Jinko and its subsidiaries (2)	85,050,423	18,344,180	90,409
Outsourced inventory to Jinko and subsidiaries(2)	2,570,365	-	-
Purchase of raw materials from Zhejiang Yaohui(4)	7,187,878	4,955,620	5,759,079
Rental payment to Zhejiang Yuhuan(1)	68,476	3,253	3,246
Rental expense to Zhejiang Yuhuan(1)	3,170	70,270	70,107
Loan from Champion era enterprises limited (3)	-	-	4,000,000
Purchase of raw materials from Jiashan Kaiwo(5)	1,208,202	211,235	-

In January 2009, Mr. Xianshou Li and his family individually or jointly provided guarantees of RMB1,225,250,095 ($202,396,613), for short-term and long-term borrowings from various domestic banks from January 24, 2009 to January 24, 2014.

(1)	Zhejiang Yuhuan Solar Energy Source Co., Ltd. (“Zhejiang Yuhuan”) is controlled by Xianshou Li, Chief Executive Officer.
(2)	The brothers of Mr. Xianshou Li are the founders and current shareholders of Jinko Solar Co., Ltd. (“Jinko and its subsidiaries”)
(3)	Champion era enterprises Ltd. is controlled by Xianshou Li.
(4)	The director of ReneSola Ltd is the director of Zhejiang Yaohui Photovoltaic Co., Ltd.(“Zhejiang Yaohui”)
(5)	Jiashan Kaiwo Trading Co., Ltd. (“Jiashan Kaiwo”) is controlled by Xianshou Li.

18. COMMITMENTS AND CONTINGENCIES

a) Capital commitment

As of December 31, 2014, the Company had commitments outstanding to purchase property, plant and equipment for $10,130,577, of which $9,826,366 and $304,211 are due in 2015 and 2018, respectively.

b) Purchase commitments

Under the terms of certain supply agreements, the Company is required to purchase polysilicon of $70,034,756 in total over the next year, at prevailing market prices at the time of purchase. The quantities of raw materials governed by these contracts represent amounts the Company will utilize in the normal course of operations.

c) Product warranties

The Company offers warranties on its products and record an estimate of the associated liabilities. Product warranty activity during the years ended December 31, 2013 and 2014 was as follows:

	At December 31,
	2013	2014

Beginning balance	$10,316,650	$20,612,293
Warranty provision	9,842,133	13,076,787
Warranty expense incurred	(49,180)	(1,350,729)
Foreign exchange effect	502,690	(559,986)
Ending balance	$20,612,293	$31,778,365

From the beginning of 2014, we changed our accounting classification of warranty expense, which was previously classified as cost of goods sold in the income statement, to better reflect its global OEM business operations and align its accounting policy to industry peers. Accordingly, beginning with this year, warranty expense has been recognized in the selling expense. The reclassification has been adopted retrospectively and the comparative consolidated income statement amount for the year ended December 31, 2012 and 2013 has been adjusted accordingly.

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

In June 2011, CEP Ltd., or CEP, one of our module customers, sued us in the High Court in Hong Kong for damages for breach of a sales contract. We denied CEP’s assertion and defended that the termination of the sales contract was due to CEP’s material breach of the sales contract by failure to provide a letter of credit in accordance with the sales contract. A pre-trial set in October 2013 and a five-day trial set in December 2013 were held. On April 4, 2014, the High Court of Hong Kong handed down judgment and dismissed CEP’s case. Based on the information available to us, a negative outcome is not probable and the amount of loss, if any, is not reasonably estimable and as such no amount was accrued as of December 31, 2014.

In November 2013, Jiangsu Shuangliang Boiler Co., Ltd., or Jiangsu Shuangliang, one of our suppliers of polysilicon equipment, filed a case with Shanghai International Economic and Trade Arbitration Commission, against Sichuan ReneSola. The arbitration involved a payment for deoxidization furnaces we bought from Jiangsu Shuangliang of approximately RMB55.7 million ($9.2 million), and a penalty of approximately RMB6.7 million ($1.1 million); and Sichuan ReneSola then filed a case to counterclaim against Jiangsu Shuangliang for the compensation of approximately RMB31.6 million ($5.2 million) in relation to the water leaking problems arising with the deoxidization furnaces Jiangsu Shuangliang sold to us. The two disputes are still under arbitration process. Because the lawsuit was recently filed, it is difficult at this time to fully evaluate the claims and determine the likelihood of an unfavorable outcome or provide an estimate of the amount of any potential loss, and as such no amount about the penalty loss was accrued as of December 31, 2014.

(e) Guarantee

In March 2014, Renesola Zhejiang guaranteed loan facilities from China Development Bank for Zhejiang Ruixu of $33,442,982.5 for 13.5 years and $50,930,036 for 13.25 years. The fair value of the debt guarantee was not material.

In November 2014, Renesola Zhejiang guaranteed loan facilities from China Citic Bank for Zhejiang Leto Machinary Company, an unrelated third party entity, of $3,223,420 for one year. The fair value of the debt guarantee was not material.

19. SEGMENT REPORTING

The Company operates in two principal reportable business segments: Wafer and Cell and module. The Wafer segment involves the manufacture and sales of monocrystalline and multicrystalline solar wafers and processing services. The Cell and module segment involves manufacture and sale of PV cells and modules. Ancillary revenues and expenses, generated from one solar power plant and other unallocated costs and expenses are recorded in Other beginning in 2012.The transactions between reportable segments relate to supplier contracts for the sales of wafers and modules.

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

The following table summarizes the Company’s revenues generated from each segment:

	Year ended December 31, 2012
	Wafer	Cell and module	Other	Elimination	Total
Net sales	$748,873,942	$518,132,795	$6,856,099	$(304,730,940)	$969,131,896
Gross profit	$(52,897,042)	$19,151,940	$3,323,488	$(5,272,043)	$(35,693,657)

	Year ended December 31, 2013
	Wafer	Cell and module	Other	Elimination	Total
Net sales	$1,271,561,269	$1,299,162,865	$17,510,352	$(1,068,599,614)	$1,519,634,872
Gross (loss) profit	$21,226,834	$92,950,381	$9,960,204	$(20,874,452)	$103,262,967

	Year ended December 31, 2014
	Wafer	Cell and module	Other	Elimination	Total
Net sales	$1,416,614,234	$1,311,867,301	$7,581,339	$(1,174,565,846)	$1,561,497,028
Gross profit	$71,483,745	$134,289,199	$3,266,036	$244,305	$209,283,285

The following table summarizes the Company’s revenues generated from each product:

	Years ended December 31,
	2012	2013	2014
Solar modules	$494,158,334	$1,116,885,469	$1,309,008,400
Solar wafers	434,863,725	315,037,453	182,513,034
Other materials	32,518,145	51,123,492	40,975,806
Solar cells	1,862,342	23,855,100	12,422,486
Power	5,062,579	11,509,721	8,740,222
Service revenue from tolling arrangement	666,771	1,223,637	7,837,080
Total	$969,131,896	$1,519,634,872	$1,561,497,028

The following table summarizes the Company’s revenues generated by the geographic location of customers:

	Years ended December 31,
	2012	2013	2014
Mainland China	$423,874,152	$417,469,224	$227,182,419
Taiwan	79,457,996	85,619,124	43,696,851
Australia	60,324,084	54,762,854	58,621,500
Singapore	49,825,855	8,273,503	10,506,110
Korea	18,035,540	51,907,636	21,120,646
India	6,102,690	59,754,261	51,256,611
Hong Kong	3,599,811	10,228,201	63,899
Japan	27,930	67,284,375	369,369,451
Asia Pacific Total	$641,248,058	$755,299,178	$781,817,487

Germany	133,066,515	155,371,123	147,261,159
Greece	53,337,917	34,028,666	310,076
Belgium	25,411,767	12,976,650	1,164,431
America	16,461,811	236,934,758	170,717,859
Italy	13,662,581	21,171,093	5,781,328
France	11,893,602	49,441,441	89,635,307
Spain	8,266,207	29,026,431	39,246,414
Czech Republic	4,117,232	4,484,825	2,628,333
England	5,266,047	73,191,279	224,990,352
Netherlands	3,719,537	16,433,862	3,234,732
South Africa	-	18,431,560	13,912,446
Others	52,680,622	112,844,006	80,797,104
Total	$969,131,896	$1,519,634,872	1,561,497,028

Substantially all of the Company’s long-lived assets are located in Mainland China.

There is no customer that contributed more than 10% of net sales for years ended December 31, 2012, 2013 and 2014 respectively.

20. SUBSEQUENT EVENTS

Subsequent to December 31, 2014, the Company successfully rolled over $233.6 million short-term borrowings outstanding as of December 31, 2014.

Subsequent to December 31, 2014, approximately $31,749,000 par value Notes was repurchased using cash of $20,059,069.

SCHEDULE 1-RENESOLA LTD CONDENSED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2014

(Amounts expressed in U.S. dollars)

RENESOLA LTD

BALANCE SHEETS

	As of December 31,
	2013	2014
ASSETS
Current assets:
Cash and cash equivalents	$1,032,077	$1,327,697
Prepaid expenses and other current assets	312,743	-
Derivative assets	723,211	1,678,005
Deferred convertible notes issue costs-current	784,456	661,396
Total current assets	2,852,487	3,667,098
Investment in subsidiaries	305,015,166	254,481,281
Deferred convertible notes insurance costs-non-current	941,300	137,791
Total assets	$308,808,953	$258,286,170

LIABILITIES AND EQUITY
Current liabilities:
Amount due to subsidiaries	$13,147,024	$25,146,620
Other current liabilities	3,216,865	1,400,758
Warranty liabilities	9,345,000	1,890,000
Total current liabilities	25,708,889	28,437,378
Income tax payable	93,473	93,473
Other long-term liabilities	2,582,693	-
Convertible notes payable-non-current	111,616,000	94,599,000
Total liabilities	140,001,055	123,129,851

Equity:
Common shares (500,000,000 shares ; no par value authorized at December 31, 2013 and 2014; 204,346,064 shares issued and 203,367,464 shares outstanding at December 31, 2013; 204,846,064shares issued and 203,777,464 shares outstanding at December 31, 2014)	475,816,214	476,765,888
Additional paid-in capital	5,949,778	7,512,174
Accumulated loss	(396,571,754)	(430,201,775)
Accumulated other comprehensive income	83,613,660	81,080,032
Total equity	168,807,898	135,156,319
Total Liabilities and Equity	$308,808,953	$258,286,170

SCHEDULE 1-RENESOLA LTD CONDENSED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 and 2014

(Amounts expressed in U.S. dollars except number of shares and per share data)

RENESOLA LTD

STATEMENTS OF INCOME

	Year ended December 31,
	2012	2013	2014
Cost of revenues-Product sales	$68,930	$111,732	$74,029
Gross loss	(68,930)	(111,732)	(74,029)
Operating expenses(income):
Sales and marketing	152,697	63,095	71,669
General and administrative	4,785,160	4,071,692	4,180,518
Research and development	61,724	27,608	9,189
Other operating expense (income)	(78,288)	30	(2,582,694)
Total operating expenses	4,921,293	4,162,425	1,678,682
Loss from operations	(4,990,223)	(4,274,157)	(1,752,711)
Non-operating income(expense):
Interest income	28,223	440	228
Interest expense	(6,734,000)	(6,005,030)	(5,631,282)
Foreign exchange loss	(147)	905	(26,628)
Gains (losses) on derivative, net	(2,093,974)	(1,045,925)	7,202,205
Gains on repurchase of convertible notes	-	-	7,048,188
Fair value change of warrant liability	-	3,202,500	7,455,000
Loss before income taxes and equity in earnings of subsidiaries	(13,790,121)	(8,121,267)	14,295,000
Income tax benefit	-	-	-
Equity in losses of subsidiaries	(228,725,418)	(250,794,272)	(47,925,021)
Net loss	$(242,515,539)	$(258,915,539)	$(33,630,021)

STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Amounts expressed in U.S. dollars)

	Year ended December 31,
	2012	2013	2014
Net loss	$(242,515,539)	$(258,915,539)	$(33,630,021)
Other comprehensive income:
Foreign currency translation adjustment	3,190,413	8,777,439	(2,533,628)
Other comprehensive income (loss)	3,190,413	8,777,439	(2,533,628)
Comprehensive loss	$(239,325,126)	$(250,138,100)	$(36,163,649)

SCHEDULE 1-RENESOLA LTD CONDENSED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 and 2014

(Amounts expressed in U.S. dollars)

RENESOLA LTD

STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2012	2013	2014
Net loss	$(242,515,539)	$(258,915,539)	$(33,630,021)
Equity in losses of subsidiaries	228,725,418	250,794,272	47,925,021
Adjustments to reconcile net income to net cash used in operating activities:
Amortization of deferred convertible notes issue costs and premium	784,456	784,456	933,152
Gains from repurchase of convertible bond	-	-	(7,048,188)
Share-based compensation	2,221,406	1,626,560	2,240,126
Losses (gains) on derivatives	2,093,974	1,045,925	(7,202,205)
Fair value change of warrant liability	-	(3,202,500)	(7,455,000)

Changes in assets and liabilities :
Other long-term assets	(305,556)	305,556	(158,952)
Prepaid expenses and other current assets	(239,795)	217,601	313,310
Other current liabilities	367,088	(309,043)	(536,417)
Other long-term liabilities	-	-	(2,582,694)
Net cash used in operating activities	(8,868,548)	(7,652,712)	(7,201,868)
Investing activities:
Investment in subsidiaries	(12,830,520)	(14,400,000)	(15,623)
Net cash received from (paid for) settlement of derivatives	(1,777,265)	(876,730)	4,960,574
Net cash provided by (used in) investing activities	(14,607,785)	(15,276,730)	4,944,951
Financing activities:
Issuance cost refund	8,779	-	-
Proceeds from exercise of share option	-	477,829	362,801
Proceeds from issuance of common shares	-	70,050,000	-
Cash paid for insurance cost	-	(4,551,958)	-
Cash paid for repurchase of convertible notes	-	-	(9,809,860)
Receipt (payment) of loan from subsidiaries	(2,842,205)	(47,379,054)	11,999,596
Net cash (used in) provided by financing activities	(2,833,426)	18,596,817	2,552,537
Net (decrease) increase in cash and cash equivalents	(26,309,759)	(4,332,625)	295,620
Cash and cash equivalents, beginning of year	$31,674,461	$5,364,702	$1,032,077
Cash and cash equivalents, end of year	$5,364,702	$1,032,077	$1,327,697

Supplemental schedule of non-cash transactions
Capital reduction of ReneSola Singapore	$70,820,977	$-	$-

SCHEDULE 1-RENESOLA LTD CONDENSED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 and 2014

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

Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. The footnote disclosure certain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the accompanying Consolidated Financial Statements.

