Form 20-F
period 2015-12-31
ReneSola Ltd
filed 2016-04-28
CIK 1417892

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015.

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

Yuanyuan (Maggie) Ma
Chief Financial Officer

No. 8 Baoqun Road

Yaozhuang County

Jiashan Town

Zhejiang Province 314117

People’s Republic of China

Tel: +86-573-8477-3321

Fax: +86-573-8477-3383

E-mail: yuanyuan.ma@renesola.com

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

203,205,688 shares, no par value per share, as of December 31, 2015

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

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

·	“we,” “us,” “our company,” “our” or “ReneSola” refers to ReneSola Ltd, a British Virgin Islands company, its predecessor entities and its subsidiaries;

·	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report on Form 20-F only, Taiwan, and the special administrative regions of Hong Kong and Macau;

·	“RMB” or “Renminbi” refers to the legal currency of China; all references to “$,” “dollars” and “U.S. dollars” refer to the legal currency of the United States; all references to “£” and “pounds sterling” refer to the legal currency of the United Kingdom; all references to “€” or “Euro” refer to the official currency of the European Union and the currency that is used in certain of its member states;

·	“ADSs” refers to our American depositary shares, each of which represents two shares, and “ADRs” refers to the American depositary receipts that evidence our ADSs; and

·	“shares” refers to shares of ReneSola Ltd with no par value.

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

For disclosure of operating data as of and after January 1, 2014 and prior to January 1, 2015, we have assumed an average conversion efficiency rate of 19.2% and 17.8% for solar cells using our monocrystalline wafers and multicrystalline wafers, respectively. Based on this conversion efficiency, for wafers produced on or after January 1, 2014 and prior to January 1, 2015, we have assumed that (i) each 125 mm by 125 mm monocrystalline wafer can generate approximately 2.88 W of power, (ii) each 156 mm by 156 mm monocrystalline wafer can generate approximately 4.45 W of power and (iii) each 156 mm by 156 mm multicrystalline wafer can generate approximately 4.23 W of power. Power generation assumptions for each wafer may change in the future.

For disclosure of operating data as of and after January 1, 2015 and prior to January 1, 2016, we have assumed an average conversion efficiency rate of 19.5% and 18.35% for solar cells using our monocrystalline wafers and multicrystalline wafers, respectively. Based on this conversion efficiency, for wafers produced on or after January 1, 2015 and prior to January 1, 2016, we have assumed that (i) each 156 mm by 156 mm monocrystalline wafer can generate approximately 4.55 W of power and (ii) each 156 mm by 156 mm multicrystalline wafer can generate approximately 4.34 W of power. Power generation assumptions for each wafer may change in the future.

We also measure our ingot manufacturing capacity and production output in MW based on our general yield, in MW, of solar wafers under our current manufacturing process.

All references to “PV” are to photovoltaic. The photovoltaic effect is a process by which sunlight is converted into electricity.

This annual report on Form 20-F includes our audited consolidated balance sheets as of December 31, 2014 and 2015 and our audited consolidated income statements, statements of comprehensive income (loss), changes in equity and cash flows for each of the three years ended December 31, 2015.

This annual report contains translations of certain Renminbi amounts into U.S. dollars at the rate of RMB6.4778 to $1.00, the noon buying rate in effect on December 31, 2015 as set forth in the H.10 Statistical Release of the Federal Reserve Bank Board. We make no representation that the Renminbi or dollar amounts referred to in this annual report on Form 20-F could have been or could be converted into dollars or Renminbi, as the case may be, at any particular rate or at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Fluctuations in exchange rates may have a material adverse effect on your investment.” On April 22, 2016, the noon buying rate was RMB6.5004 to $1.00.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

Our Selected Consolidated Financial Data

The following selected data from the consolidated income statements for the years ended December 31, 2013, 2014 and 2015 and the selected consolidated balance sheet data as of December 31, 2014 and 2015 are derived from our audited consolidated financial statements included elsewhere in this annual report. The selected data from the consolidated income statements for the years ended December 31, 2011 and 2012 and the consolidated balance sheet data as of December 31, 2011, 2012 and 2013 are derived from our consolidated financial statements, which are not included in this annual report. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. The historical results are not necessarily indicative of results to be expected in any future period.

	For the Year Ended December 31,
	2011	2012	2013	2014	2015
	(in thousands, except percentage, share and per share data)
Consolidated Statement of Income Data
Net revenues(1)	$985,279	$969,132	$1,519,635	$1,561,497	$1,282,031
Cost of revenues(2)	(885,332)	(1,007,269)	(1,406,530)	(1,352,214)	(1,094,157)
Gross profit (loss)	99,947	(38,137)	113,105	209,283	187,874
Operating (expenses) income:
Sales and marketing	(21,127)	(31,203)	(75,595)	(93,067)	(72,295)
General and administrative	(38,550)	(50,882)	(55,633)	(67,294)	(59,290)
Research and development	(47,055)	(44,102)	(46,452)	(52,575)	(43,905)

	For the Year Ended December 31,
	2011	2012	2013	2014	2015
	(in thousands, except percentage, share and per share data)
Other operating (expenses) income	18,327	1,656	45,886	11,870	16,920
Impairment of long-lived assets	—	(6,438)	(202,757)	—	—
Goodwill impairment	—	(6,161)	—	—	—
Intangible asset impairment	—	(3,764)	—	—	—
Total operating expenses	(88,405)	(140,894)	(334,551)	(201,066)	(158,570)
Income (loss) from operations	11,542	(179,031)	(221,446)	8,217	29,304
Non-operating income (expenses):
Interest income	7,862	7,118	8,443	5,010	2,875
Interest expense	(37,190)	(50,629)	(52,109)	(49,016)	(43,418)
Foreign exchange (losses) gains	6,612	1,386	(368)	(27,009)	(2,137)
Gains on repurchase of convertible notes	28,350	—	—	7,048	13,693
Gains (losses) on derivatives, net	(15,297)	(54)	634	6,058	(6,031)
Fair value change of warrant liability	—	—	3,203	7,455	1,313
Gain on disposal of subsidiaries	(193)	—	—	8,253	—
Other-than-temporary impairment loss on available-for-sale investment	(6,207)	—	—	—	—
Total non-operating (expenses)	(16,063)	(42,179)	(40,197)	(42,201)	(33,705)
Income (loss) before income tax, non-controlling interests	(4,520)	(221,210)	(261,643)	(33,984)	(4,401)
Income tax benefit (expenses)	4,851	(21,352)	2,723	350	(674)
Net income (loss)	331	(242,562)	(258,920)	(33,634)	(5,075)
Less: Net income (loss) attributable to non-controlling interests	2	(47)	(4)	(4)	—
Net income (loss) attributable to holders of ordinary shares	$333	$(242,515)	$(258,916)	$(33,630)	$(5,075)
Earnings (loss) per share:
Basic	$0.00	$(1.40)	$(1.42)	$(0.17)	$(0.02)
Diluted	$0.00	$(1.40)	$(1.42)	$(0.17)	$(0.02)
Earnings (loss) per ADS:
Basic	$0.00	$(2.81)	$(2.85)	$(0.33)	$(0.05)
Diluted	$0.00	$(2.81)	$(2.85)	$(0.33)	$(0.05)
Weighted average number of shares used in computing earnings per share:
Basic	173,496,901	172,671,369	182,167,908	203,550,049	204,085,041
Diluted	173,870,162	172,671,369	182,167,908	203,550,049	204,085,041
Other Consolidated Financial Data
Gross margin	10.1%	(3.9)%	7.4%	13.4%	14.7%
Operating margin	1.2%	(18.5)%	(14.6)%	0.5%	2.3%
Net margin	0.0%	(25.0)%	(17.0)%	(2.2)%	(0.4)%

	For the Year Ended December 31,
	2011	2012	2013	2014	2015
	(in thousands, except percentage, share and per share data)
Selected Consolidated Operating Data
Solar power products shipped (in MW)(3)	1,294.8	2,219.3	3,218.0	2,878.2	2,748.8

(1)	Includes $6.8 million, $63.7 million, $3.1 million, $2.9 million and $0.05 million of net revenues from products sold to related parties in 2011, 2012, 2013, 2014 and 2015, respectively.

(2)	Includes $6.7 million, $68.3 million, $3.6 million, $2.7 million and $0.05 million of cost of revenues of solar products sold to related parties in 2011, 2012, 2013, 2014 and 2015, respectively.

(3)	Includes solar ingots, wafers, cells and modules shipped, as well as solar wafers and modules shipped from processing services.

	As of December 31,
	2011	2012	2013	2014	2015
	(in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	$379,039	$93,283	$86,773	$99,848	$38,045
Restricted cash	58,335	174,828	262,127	121,862	140,338
Accounts receivable and notes receivable, net	129,636	216,835	236,576	125,743	161,166
Inventories	154,182	254,880	359,577	357,361	193,171
Total current assets	832,922	873,779	1,206,798	859,531	637,750
Property, plant and equipment, net	980,165	1,102,562	863,093	750,298	630,462
Advances for purchases of property, plant and equipment	25,867	8,317	2,214	1,756	382
Advances to suppliers—noncurrent	17,644	5,928	5,627	—	—
Total assets	1,948,976	2,058,325	2,139,751	1,669,008	1,346,320
Short-term borrowings	570,894	733,618	673,096	654,675	668,788
Advances from customers—current	58,238	40,384	99,499	84,412	28,101
Total current liabilities	989,377	1,442,229	1,712,973	1,336,792	1,103,862
Total equity	601,141	364,403	169,107	135,156	111,934
Total liabilities and equity	$1,948,976	$2,058,325	$2,139,751	$1,669,008	1,346,320

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Related to Our Business

Our financial leverage may hamper our ability to expand and may materially affect our results of operations. Our borrowing levels and the tightening of credit generally in the industry in the PRC may adversely impact our ability to obtain new financing.

We have relied on short-term and long-term borrowings and capital markets financing to fund a portion of our capital requirements and expect to continue to do so in the future. We have significant borrowings from commercial banks in China, which consist primarily of short-term borrowings. As of December 31, 2015, we had short-term borrowings of $668.8 million, of which $415.8 million was attributable to trade financing. As of December 31, 2015, we also had long-term borrowings of $38.8 million. Our working capital deficit was $477.3 million and $466.1 million as of December 31, 2014 and 2015, respectively.

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

The sales volume and prices of our solar power products depend on a variety of factors, including supply and demand for solar power products in key solar markets. The solar industry has seen an increase in demand for solar power products due in part to the improvement of global economic conditions since 2009, when the global economic downturn materially reduced demand for solar power products. Despite a recovery in demand, the prices of solar power products have been volatile in recent years due to the unstable supply of solar power products. The solar industry is expected to continue to be highly competitive. Increased production efficiencies and improved technologies may further reduce costs of polysilicon and other silicon raw materials, which have already declined significantly over the past few years. Potential further expansion of manufacturing capacity in the future by our competitors, by us or by potential new entrants into the market, given the relatively low barriers to entry, may result in continued excess capacity in the industry. In addition, decreases in prices of other energies such as oil, electricity and wind power may also negatively affect the demand for solar power products, as well as projects.

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

Trade actions initiated in the United States or other jurisdictions, including the European Union and India, and the resulting anti-dumping and countervailing duties imposed on solar imports in those jurisdictions have caused disruptions in the solar markets, resulted in additional costs to our customers and materially and adversely affected our business. Specifically:

·	In 2011, solar panel manufacturing companies in the United States filed anti-dumping and countervailing duty petitions with the U.S. government, which resulted in the institution of anti-dumping and countervailing duty investigations relating to imports into the United States of crystalline silicon photovoltaic, or CSPV, cells, whether or not assembled into modules, from China. In November 2012, the U.S. International Trade Commission, or the USITC, upheld higher anti-dumping and countervailing duty tariffs that had been imposed in October 2012 by the U.S. Department of Commerce, or the USDOC. As the preliminary results of the first administrative review process for the 2012 to 2013 review period were issued by USDOC in January 2015, the anti-dumping rate for approximately 20 Chinese exporters (including us) was 1.82%, significantly below the average net cash deposit rate initially projected. The countervailing duty rate applicable to us was 15.68%. In July 2015, the USDOC issued its final results for the administrative review process for the 2012 to 2013 review period, which set an anti-dumping duty rate applicable to us at 9.67% and countervailing duty rate applicable to us at 20.94%. In August 2015, the U.S. Court of International Trade sustained the USITC’s final determination. In December 2015, the U.S. Court of International Trade sustained the USDOC’s final determination. The rates at which duties will be assessed and payable for the first review period will be subject to the completion of the ongoing litigation at U.S. Court of International Trade. Decisions on these appeals are not expected until late 2016 or 2017;

A second and third administrative review, which will assess duties for our imports into the United States during December 1, 2013 through November 30, 2014 and December 1, 2014 through November 30, 2015, and which could be lower or higher than the deposit rates for these imports, have been initiated. The actual duty rates at which entries of covered merchandise will be finally assessed may differ from the announced deposit rates because they are subject to completion of ongoing administrative reviews of the anti-dumping and countervailing duty orders, expected to be in July 2016 and September 2016. The final determination on the deposit rates may affect our financial condition and results of operations;

·	On December 31, 2013, SolarWorld Industries America, Inc., the U.S. subsidiary of SolarWorld AG, filed a new trade action at the USDOC and the USITC accusing Chinese producers of certain CSPV cells and modules of dumping their products into the United States and of receiving countervailable subsidies from the Chinese authorities. This trade action also accused Taiwanese producers of certain CSPV cells and modules of dumping their products into the United States. Excluded from these new actions were those Chinese-origin solar products covered by the 2012 rulings detailed above. We were identified as one of a number of Chinese producers exporting subject goods to the U.S. market. We also have affiliated U.S. operations that import goods subject to these new investigations. We were named as one of the mandatory respondents related to an anti-dumping investigation, so that we received an individual rate based on an investigation of our U.S. imports. We have fully cooperated and intend to continue to cooperate with the investigation proceedings and to pursue the best outcome. On December 16, 2014, the USDOC announced its affirmative final determinations in the anti-dumping duty investigations of imports of certain CSPV products from China and Taiwan, and the countervailing duty investigation of imports of certain CSPV products from China. The USDOC determined that imports of certain CSPV products were dumped in the United States from China and Taiwan and imports of certain CSPV products from China received countervailable subsidies. Following the USDOC’s determination, on January 21, 2015, the USITC announced its affirmative final determination that imports of certain CSPV products from mainland China and Taiwan materially injured the domestic industry. As a result of the USITC’s affirmative determinations, the USDOC issued countervailing duty orders on imports of these products from mainland China and anti-dumping duty orders on imports of these products from China and Taiwan. On February 18, 2015, the USDOC amended its final affirmative countervailing duty determination to correct an error regarding the inclusion of a subsidy program that was not properly reflected on the record of the investigation. Under the amended final determination of the USDOC, we received a final dumping cash deposit rate of 78.42% and a final countervailing cash deposit rate of 38.43% for our U.S. imports. The U.S. system imposes final duties retroactively, so that the actual duty rates at which our U.S. imports will be finally assessed may differ from the announced cash deposit rates based on the completion of administrative reviews which will be conducted related to these anti-dumping and countervailing duty orders. On April 7, 2016, the USDOC initiated its first administrative review, which will assess duties for our imports into the United States covering the period July 31, 2014 through January 31, 2016. The first administrative review is anticipated to conclude by around the first half of 2017. The final dumping and countervailing duties resulting from the first administrative review may negatively affect our financial condition and results of operations;

·	On June 4, 2013, the European Union imposed provisional anti-dumping duties on Chinese solar panels at the starting rate of 11.8% until August 6, 2013, and an increased rate of an average of 47.6% from that date. However, on July 27, 2013, the European Union trade commissioner announced his satisfaction with an offer of a price undertaking submitted by Chinese solar panel exporters, including us, under which, according to reports, Chinese solar panel exporters have agreed to limit their exports of solar panels to the European Union and for no less than a minimum price per watt, in exchange for the European Union’s agreement to forgo the imposition of anti-dumping duties on these imports of solar panels from China. The accord was approved by the European Commission on August 2, 2013. According to the accord, solar panels imported into the European Union from China after the annual quota is reached will be subject to anti-dumping duties. According to the reported official statements by the European Union trade commissioner, this accord also could be used to resolve the parallel anti-subsidy investigation, commenced by the European Union on November 8, 2012, prior to the imposition of provisional anti-subsidy measures. On August 7, 2013, the European Commission announced that it would not impose any provisional measures in its anti-subsidy investigation. On December 5, 2013, the European Council announced its final decision imposing definitive anti-dumping and anti-subsidy duties on imports of CSPV cells and modules originating from or consigned from China. An average duty of 47.7%, consisting of the anti-dumping and anti-subsidy duties, will be applied for a period of two years beginning on December 6, 2013 to Chinese solar panel exporters who cooperated with the European Commission’s investigations. On the same day, the European Commission announced its decision to confirm the acceptance of the price undertaking offered by Chinese export producers with the China Chamber of Commerce for Import and Export of Machinery and Electronic Product in connection with the anti-dumping proceeding and to extend the price undertaking to the anti-subsidy proceeding, which will exempt them from both anti-dumping and anti-subsidy duties;

Starting in 2014, the European Commission audited the top eight solar companies in terms of shipments with respect to their compliance with the price undertaking. In March 2015, the European Commission notified us of a potential compliance issue with the undertaking agreement, mainly due to the impracticality of monitoring our OEM producers and undertaking practice. In June 2015, the European Commission notified us that they had excluded us from the companies from which they had accepted the undertaking. As a result, we will have to pay the anti-dumping duty and countervailing duty when we export products that originated from China. However, our OEM products manufactured outside of China are not subject to anti-dumping duty or countervailing duty and can be transacted freely without any duties and any limitation of the undertaking agreement;

On December 5, 2015, the European Commission initiated expiry (sunset) reviews of the anti-dumping and countervailing measures on imports of CSPV modules and key components (i.e., cells) originating in or consigned from China. The result of the expiry reviews can only be either extending the measures at their existing level or terminating the measures, and the measures cannot be amended. Also on December 5, 2015, the European Commission initiated an interim (changed circumstances) review limited to the question whether cells should be excluded from the scope of the measures. The anti-dumping and countervailing measures on imports of CSPV modules and key components (i.e., cells) originating in or consigned from China will, in any event, remain in force for the duration of the reviews and may subsequently be extended for up to five years. The reviews must be terminated by March 4, 2017;

As the European Union is the largest market for solar power products, and China is the largest producer of solar panels, anti-dumping and/or countervailing duties imposed on imports of solar power products into the European Union from China will continue to affect the stability of the solar markets;

On March 15, 2015, the European Commission opened an investigation into how it should adapt the Minimum Import Price to take account of price changes in the market for PV modules. The review was closed on January 6, 2016 without changing the Minimum Import Price adaptation mechanism;

·	In November 2012, India initiated an anti-dumping investigation on imported solar products from China, Taiwan, the United States, and Malaysia. The scope of the Indian complaint was thin-film and CSPV cells and modules, as well as “glass and other suitable substrates.” On May 22, 2014, India’s Ministry of Commerce and Industry, Department of Commerce released its final findings that certain exports from the United States, China, Taiwan and Malaysia have been dumped in the Indian market and recommended imposing additional duties ranging from $0.64 to $0.81 per watt of electricity produced on solar cell imports from these countries. However, in September 2014, India’s Ministry of Finance decided against imposing any such duties;

·	Import restrictive proceedings initiated in China and any anti-dumping or countervailing duties imposed by Chinese authorities on silicon imports could increase the costs of polysilicon and hence our cost of production. In 2012, some solar power product producers in China filed anti-dumping and countervailing actions with the PRC Ministry of Commerce. In July and November 2012, the PRC Ministry of Commerce initiated an investigation into the import of polycrystalline silicon from the United States, the European Union and South Korea. On July 18, 2013, the PRC Ministry of Commerce announced that it would impose temporary security deposits on imports of solar-grade polysilicon at rates as high as 57% for U.S. suppliers and 48.7% for South Korean suppliers. On January 20, 2014, the PRC Ministry of Commerce announced the final action that it would impose a countervailing duty at the rate of 2.1% and an anti-dumping duty at rates ranging from 53.3% to 57% on imports of solar-grade polysilicon from U.S. suppliers and an anti-dumping duty at rates ranging from 2.4% to 48.7% on imports from South Korean suppliers in the next five years. On April 30, 2014, the PRC Ministry of Commerce announced the final action that it would impose a countervailing duty at the rate of 1.2% on imports of solar-grade polysilicon and an anti-dumping duty at rates ranging from 14.3% to 42% on imports of solar-grade polysilicon from European Union suppliers in the next two years. On August 14, 2014, the PRC Ministry of Commerce and the General Administration of Customs of the PRC announced that they will cease to accept applications for import business of solar-grade polycrystalline silicon starting from September 1, 2014. Importation of the above-mentioned silicon pursuant to import business contracts which were approved by the PRC Ministry of Commerce before September 1, 2014 is permitted to continue until the termination date of the respective contracts. Although we do not import any polysilicon from the United States, approximately 36.4% of our total polysilicon supply in 2015 was purchased from a South Korean supplier, which is subject to a 2.4% temporary security deposit imposed by China, and only approximately 2.1% of our total polysilicon supply in 2015 was purchased from a Germany supplier , which is not subject to temporary security deposit imposed by China, we cannot assure you that we will not be subject to any such deposit requirements in the future;

·	On May 14, 2014, the Australian Anti-Dumping Commission initiated an investigation into the alleged dumping of certain CSPV modules or panels exported to Australia from China. We were named as one of the mandatory respondents related to such anti-dumping investigation. We fully cooperated with the investigation proceedings. In December 2014, the Australian Anti-Dumping Commission published the Investigation Verification Report which indicated that the assessed dumping margin for ReneSola Australia is -0.3%. On April 7, 2015, the Australian Anti-Dumping Commission found that the alleged dumping had only caused a negligible injury to the Australian industry, according to a “Statement of the Essential Facts.” On this basis, the Commission later terminated the investigation on October 6, 2015. However, following an application for review by Tindo Manufacturing Pty Ltd, the sole manufacturer in Australia of certain crystalline silicon PV modules or panels, with the Anti-Dumping Review Panel on November 5, 2015, the decision to terminate the investigation was revoked by the Australian Anti-Dumping Review Panel on January 8, 2016, and the investigation resumes. As a result, although we only generated 3.6%, 3.7% and 2.1% of our total revenue from Australia in 2013, 2014 and 2015, respectively, we cannot guarantee you that the final determination, if decided against us, will not materially and adversely affect our cash flows and operating results; and

·	On December 5, 2014, the Canada Border Services Agency, or CBSA, initiated investigations on the alleged injurious dumping and subsidies of certain photovoltaic modules and laminates originating in or exported from China. On June 3, 2015, the president of the CBSA made final determinations of dumping and subsidies with respect to the above products from China. The final margin of dumping for our multicrystalline modules with an export price of no less than RMB5.08 per watt and for our monocrystalline modules with an export price of no less than RMB6.31 per watt is 9.3%, and the subsidies rate for our module products is RMB0.003 per watt. On June 3, 2015, the CBSA released final determinations of dumping and subsidies which found dumping calculated by way of a ministerial specification based on a nonmarket economy finding applicable to all cooperative exporters and ascertained a Canadian solar-specific subsidies rate of RMB0.014 per watt. On July 3, 2015, the Canadian International Trade Tribunal determined that the Canadian industry was not negatively affected as a result of imported modules but was threatened with negative impact. As a result of these findings, definitive duties have been imposed on imports of Chinese solar modules into Canada starting on July 3, 2015. We have ceased exporting modules to Canada since the effectiveness of such definitive duties.

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

In 2012, we completed the construction of a polysilicon manufacturing facility in Meishan, Sichuan Province, through our wholly owned subsidiary, Sichuan ReneSola Silicon Material Co., Ltd., or Sichuan ReneSola, which was established in Sichuan Province in August 2007. We ramped up our polysilicon manufacturing facility in two phases. Phase I of our polysilicon facility had been in full operation since the beginning of 2011 and Phase II of the facility was completed in June 2013. Prior to our operation of the polysilicon manufacturing facility in Sichuan Province, we did not have any experience operating polysilicon production facilities. Manufacturing polysilicon is a highly complex chemical process and we may not be able to produce polysilicon of sufficient quantity and quality or at a cost comparable to or lower than those of other polysilicon manufacturers or on schedule to meet our wafer manufacturing requirements. Minor deviations in the manufacturing process can cause substantial decreases in yield and in some cases cause production to be suspended or to yield no output. In addition, our production cost was higher than previously expected due to continuous trial runs, system testing, purchases of trichlorosilane, or TCS, and minimal activated hydrogenation processes. At the end of September 2013, we concluded that our efforts to sufficiently reduce the cost of polysilicon production as compared to the prevailing market price were not successful. After conducting a further internal assessment, we determined that it was no longer feasible to operate our Phase I facility without incurring a loss and to recognize an impairment charge in our wafer segment accordingly. Production at the Phase I facility was permanently discontinued in October 2013. Our remaining Phase II polysilicon facility currently has an annual manufacturing capacity of 6,000 metric tons and was running in full capacity and helped to contribute positively to our cash flows in 2015.

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

We evaluate our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable or that the useful life of the asset is shorter than originally estimated. We recognize an impairment loss in the event the carrying amount exceeds the estimated future undiscounted cash flows attributable to such assets. The impairment charge recognized is based on the amount by which the carrying amount asset exceeds its fair value. At the end of September 2013, we concluded that our efforts to sufficiently reduce the cost of polysilicon production as compared to the prevailing market price were not successful. After conducting a further internal assessment we determined that it was no longer feasible to operate our Phase I facility without incurring a loss and to recognize the impairment charge in our wafer segment accordingly. Production at the Phase I facility was permanently discontinued in October 2013. Although we have not recorded any asset impairment since 2014, if we are forced to write down the value of our long-lived assets again in the future, these non-cash asset impairments could materially and negatively affect our results of operations in the period in which they are recorded.

We require a substantial amount of cash to fund our operations. If we fail to obtain additional capital when we require it, our prospects and future profitability may be materially and adversely affected.

We require a significant amount of cash to fund our operations. We require capital to fund any expansion of our manufacturing capacities and our research and development activities in order to remain competitive in the solar industry. Future expansions, changes in market conditions or other developments will also cause us to require additional funds. Due to prevailing market conditions and industry practice, we have been providing longer credit terms to a number of customers (as it has become customary in the industry to do so), which has had a negative effect on our cash flows. Such customers who have high credit worthiness may be granted longer credit terms; however, we do not amend contracts once delivery is deemed to have occurred. Moreover, as of December 31, 2015, our current liabilities exceeded our current assets by $466.1 million. While we had cash and cash equivalents of $38.0 million as of December 31, 2015 and operating cash flow of $2.2 million for the year ended December 31, 2015, we had short-term bank borrowings of $667.7 million as of December 31, 2015, all due within one year, and the current portion of our long-term bank borrowings amounted to $1.1 million as of December 31, 2015, which is not expected to be renewed.

As of December 31, 2015, several factors have raised substantial doubts about our ability to continue as a going concern for the foreseeable future, including: (i) we incurred a net loss of $5.1 million for the year ended December 31, 2015, (ii) as of December 31, 2015, our current liabilities exceeded our current assets by $466.1 million, and (iii) there was a put option held by the convertible bond holders, whereby on March 15, 2016 they could require us to repurchase for cash all or any portion of their notes at a price equal to 100% of the principle amount plus any accrued and unpaid interest. As of December 31, 2015, the convertible notes payable balance was $26.1 million. We subsequently repurchased all of the outstanding convertible notes in the first quarter of 2016. These factors could adversely affect our ability to meet our ongoing financing needs as well as to obtain third party financing, which is subject to a number of uncertainties, including our future financial condition, operations and reputation, general market conditions in our industry and economic, political and other conditions in China and elsewhere. For example, weakening global economic conditions and macroeconomic factors in the PRC, such as credit tightening policies implemented by the Chinese government, may negatively impact our ability to obtain financing in a timely manner or on commercially acceptable terms.

We may not be able to refinance our borrowings as they mature. In the event that we are unable to obtain extensions of these borrowings or sufficient alternative financing at reasonable terms to make repayments, as we do not expect to be able to generate sufficient cash from operating activities in 2016 to repay all of these borrowings, we may not be able to repay such borrowings in full or at all when due. If we were to default on the repayment of these borrowings, we would not be able to continue our operations as a going concern. Moreover, future turbulence in global economic conditions and the potential impact on the liquidity of financial institutions may have an adverse effect on our ability to fund our operations and future expansion through borrowings or our ability to borrow on terms that we believe to be reasonable, or at all. Our operations, results of operations and growth prospects may be materially and adversely affected if the global economic conditions worsen or do not improve.

We face uncertainties in connection with the implementation of our business strategy to transform our business focus from wafer and module manufacturing to global energy efficient products and services and downstream solar power projects.

At the end of 2012, we started to implement our business strategy to transform the focus of our business from solar wafer manufacturing to module manufacturing. The shift in our business focus was completed in 2013. In connection with this business transformation, we have implemented a number of strategic initiatives, including increasing our module sales and marketing staff and expanding our in-house module manufacturing capacity from 500 MW to 1.2 gigawatt, or GW, which we believe to have been executed with highly efficient equipment and advanced technologies. Starting from early 2014, we began to expand our operations into the broader energy efficient products and services business and into downstream solar power projects. However, we cannot assure you that we will be able to continue to implement our business strategy and initiatives effectively and efficiently or that our transformation will result in improved production, sales or operating results or generate shareholder value in the long term. Moreover, as we shift our emphasis from solar product manufacturing to solar product-related and other energy-efficient product-related services we also have to compete with existing players in the services sectors including distribution and logistics companies, many of whom are established players with greater resources, longer relationships with customers, greater brand recognition and larger scales of production. Our ability to transform to and expand into the services business is also subject to significant risks and uncertainties, including without limitation, having potentially greater operating costs, excess inventory and having lower shipments due to a greater focus on smaller projects and smaller customers.

Our solar power project initiatives require significant initial investments. These downstream expansion plans may include investments in project companies and joint ventures and forming strategic alliances with third parties. There is a risk that we may not be able to obtain the necessary funding to fully invest in these solar power projects, or that investments in these projects will significantly impact our working capital as a result of a slowdown in reinvestment of cash relative to our traditional wafer and module business. Additionally, our experience in the solar power products manufacturing industry may not be as relevant or applicable in downstream markets. If our transformation strategy and initiatives do not achieve their intended results, or if we do not compete successfully against existing players in the services and downstream solar markets, our business, operations and financial results may be materially and adversely impacted. Furthermore, we may not be able to manage entities which we invest in or provide adequate resources to such entities to maximize the return on our investments. We may not be able to secure the government approvals or licenses required for construction and operation of solar power projects in a timely manner, or at all. In the case of potential joint ventures and strategic alliances with third parties, we may face risks associated with the sharing of proprietary information, loss of control of operations that are material to our business and profit sharing arrangements. We may also consider acquisitions of existing downstream players, in which we may face difficulties related to the integration of the operations and personnel of acquired businesses and the division of resources between our existing and acquired operations.

We cannot assure you that we will be successful in expanding our business into the solar power projects markets along the solar power product value chain. Any failure to successfully identify, execute and integrate our acquisitions, investments, joint ventures and alliances as part of entering into the solar power projects markets may have a material adverse impact on our growth, business prospects and results of operations, which could lead to a decline in the price of our ADSs.

Our ability to expand the pipeline of our solar power project business exposes us to a number of risks and uncertainties.

As a greater proportion of our net revenue may be derived from our solar power project business, we will be increasingly exposed to the risks associated with solar power projects. Further, our future success largely depends on our ability to expand our solar power project pipeline. The risks and uncertainties associated with our solar power project business and our ability to expand our solar power project pipeline include:

·	the need to raise funds to develop greenfield or purchase late-stage solar power projects, which we may be unable to obtain on commercially reasonable terms or at all;

·	the uncertainty of being able to sell the projects or secure purchasers in a timely manner, in which case we may need to operate such projects for an extended period of time;

·	the uncertainty of being able to receive full payment for the sold projects upon completion or receive payment in a timely manner;

·	failure to cause the joint venture to operate in a way satisfactory to us or any dispute with our joint venture partners if we adopt a joint venture structure to develop projects or enter into new geographic markets;

·	delays and cost overruns as a result of a number of factors, many of which are beyond our control, including delays in regulatory approvals, construction, grid-connection and customer acceptance testing;

·	delays or denial of required approvals, permits or licenses by relevant government authorities in connection with the construction, grid-connection and operation of solar power projects;

·	failure to negotiate favorable payment terms with components and services suppliers;

·	unforeseeable engineering problems, construction or other unexpected delays and contractor performance shortfalls;

·	labor, components and materials supply delays, shortages or disruptions, or work stoppages;

·	failure to execute power purchase agreements or other arrangements that are commercially acceptable to us;

·	diversion of significant management attention and other resources; and

·	failure to execute our project pipeline expansion plan effectively.

If we are unable to successfully expand our solar power project business, and in particular, our solar power project pipeline, we may be unable to expand our business, maintain our competitive position, improve our profitability, and generate the cash flows we have currently forecasted.

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

Polysilicon is an essential raw material in the production of our solar power products. We currently produce 6,000 metric tons of polysilicon internally, but it is not sufficient to meet our total demand. In 2015, the market price of polysilicon declined from $21 per kilogram to $14 per kilogram. If prices rise in the future, we will incur higher costs relating to the external purchase of polysilicon, which may adversely affect our overall profitability. On the contrary, if the actual prices of polysilicon and our finished products are less favorable than our forecast, we may be exposed to inventory write-downs on a net realizable value basis, which may have an adverse effect on our results of operations. In addition, we have entered into long-term polysilicon purchase agreements with international suppliers. In the past, the long-term polysilicon purchase agreements we entered into with international suppliers did not provide for price adjustments in the event of fluctuations in the market price of polysilicon. In 2012, we renegotiated with these suppliers for each purchase order during the year ended December 31, 2012 and successfully changed the terms to be close to the market price. If we are unable to make similar arrangements in the future, we may incur higher raw material costs than market prices or our competitors who are not bound by long-term supply contracts for fixed prices, which in turn could have a material adverse effect on our competitiveness, results of operations and financial condition. Furthermore, in light of the volatility of polysilicon prices and changes in supply and demand for solar power products, our suppliers and customers may become involved in negotiations or disputes with us regarding terms and conditions of the agreements or arrangements with them, including the quantity and price of the products to be delivered under existing agreements or arrangements. Any negotiation or litigation arising out of these disputes could distract management from the day-to-day operation of our business, subject us to potentially significant legal expenses, result in the forfeiture of our deposits under long-term polysilicon contracts and interrupt the sourcing of our polysilicon or the sales of our solar power products, which could materially and adversely affect our business and results of operations.

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

In addition, as we continue to transform the focus of our business from solar wafer manufacturing to both solar wafer and module manufacturing, and to further expand our product lines and breadth of operations globally, our business operations will become more complex. Starting from early 2014, we began to expand our operations into the broader energy efficient products and services business and into downstream solar power projects. Although we will continue to reassess and seek ways to improve upon our internal control system as necessary, the transformation and expansion of our business operations may give rise to additional internal control risks that are currently unknown to us, despite any efforts to anticipate such risks.

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

However, as the solar power industry continues to develop, these government subsidies and economic incentives have been reduced and could continue to be reduced or be eliminated altogether. For example, in 2011, a decrease in payment to solar power producers, in the form of feed-in tariffs and other reimbursements and a reduction in available financing caused a decrease in the growth in a number of solar power projects in the European markets. Certain reductions in feed-in-tariff programs have continued in 2012 and 2013 across Europe, including Germany, Italy, Spain, Romania and the Czech Republic. The feed-in-tariff reduction continued in 2014 in Germany. In China, the State Council issued the Several Opinions of the State Council on Promoting the Healthy Development of the Photovoltaic Industry on July 4, 2014, which requires relevant authorities to reasonably adjust and reduce the feed-in tariff for on-grid PV projects. The execution period of feed-in tariffs for PV projects is set at 20 years in principle. According to the Notice re Leveraging the Price to Promote the Healthy Development of the Photovoltaic Industry issued by the Department of Price of the PRC National Development and Reform Commission, or the NDRC, on August 26, 2013, since September 1, 2013, the feed-in-tariff in China has been reduced to a range of RMB0.90 per kilowatt hour, or kwh, to RMB1.00/kwh depending on the project location, from RMB1.15/kwh for projects approved prior to July 1, 2011 or from RMB1.00/kwh for projects approved after July 1, 2011. On December 22, 2015, the NDRC issued the Notice on Improving the Feed-in Tariff Policies for Onshore Wind Power/Photovoltaic Power Generation, which provides the benchmarking feed-in tariff of photovoltaic power generation for the year of 2016. NDRC continued to adopt the measures that divided the country into three solar resources districts, of which the feed-in tariffs are RMB0.80/kwh, RMB0.88/kwh and RMB0.98/kwh. See “Item 4. Information on the Company—B. Business Overview—Regulation—Renewable Energy Law and Other Government Directives.” Although the solar power industry is currently moving towards the economies of scale necessary for solar power to become cost-effective in a non-subsidized market, the reduction or elimination of government subsidies and economic incentives for on-grid solar power applications could result in decreased demand for our products and cause our revenues to decline. Although, under the most recently proposed five-year plan, we expect China to become one of the largest markets for solar power products in 2015 and beyond, and although we have seen substantial growth in markets such as the United States, Japan, and Australia, Europe continues to be an important market. As European governments continue to decrease their subsidies, Chinese solar power products may continue to experience excess capacity, which could impact the demand and pricing of our solar power products, which could materially and adversely impact our revenues and profitability.

Turbulence in global financial markets and economies may adversely affect the solar industry, the demand for solar power products, and our operating results, financial condition and liquidity.

Demand for solar power products is influenced by macroeconomic factors such as global economic conditions, the supply and the prices of other energy products, such as oil, coal and natural gas, as well as government regulations and policies concerning the electric utility industry. A decrease in prices of fossil fuels, for example, could reduce demand for alternative forms of energy, such as solar power. We are affected by the solar market and industry trends. In 2011, payments to solar power producers decreased as governments in Europe, under pressure to reduce sovereign debt levels, reduced subsidies such as feed-in tariffs, which tariffs require public utility companies to pay higher prices for solar power than for power generated through conventional means. In 2012, continued instability in the European financial markets coupled with continued oversupply in the solar market contributed to difficult market conditions for solar power producers. In 2013, the solar sector recovered as solar product manufacturers adopted a more rational approach, a series of industry restructuring and integration took place and market demand increased. The solar sector continued to stabilize with increased global demand in 2014 and 2015 so that some solar manufactures restarted their plans to expand their capacity. However these market conditions may not last in the long-run if potentially increased manufacturing capacity and insufficient rationalization of capacity drive the market into continued oversupply, which may adversely affect the prices of solar power products.

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

The solar market is increasingly competitive and continually evolving, which may result in price reductions, reduced profit margins or loss of market share by us. Our competitors include integrated solar power product manufacturers, specialized solar wafer manufacturers, solar wafer manufacturing divisions of large conglomerates, specialized cell and module manufacturers, polysilicon suppliers with ingot and wafer manufacturing capacities, integrated module manufacturers, end-market system integrators and solar project developers. Many of our competitors have longer operating histories, stronger market positions, larger manufacturing capabilities, greater resources, better brand name recognition and better access to favorably priced silicon raw materials than we do. Some of our competitors have an established track record in large-scale polysilicon manufacturing and they may have an advantage over us in polysilicon feedstock costs. Many of our competitors also have more established distribution networks and larger customer bases. As a result, they may be able to devote greater resources to the research, development, promotion and sale of their products or respond more quickly to evolving industry standards and changes in market conditions than we can. The key barriers to enter into our industry at present consist of access to capital resources, advanced manufacturing technologies, a competitive cost structure and skilled personnel. If these barriers disappear or become more easily surmountable, new competitors may successfully enter our industry. If we fail to compete successfully, our business would suffer and we may lose or be unable to gain market share.

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

We intend to reach a balance between closely matching our manufacturing capacity and production output to market demand for our products. If we are unable to do so, the low utilization rate of production facilities may result in high production cost, which would adversely affect our profitability. Our failure to accurately predict market demand may also result in our lack of manufacturing capacity required to meet increased demand. Our ability to achieve a balance between the increase in manufacturing capacity and the changes in market demand is subject to significant risks and uncertainties, including:

·	the ability to quickly adjust our manufacturing capacity and output while the industry is rapidly evolving;

·	the ability to maintain existing customer relationships, attract new customers and expand our market share;

·	the ability to implement new and upgraded operational and financial systems, procedures and controls to adapt to the strains associated with fast growth and expansion or rapid decrease in demand;

·	the ability to favorably renegotiate our equipment supply contracts previously entered into for our wafer manufacturing in accordance with changes in our expansion plan;

·	the ability to maintain a financially healthy level of liquidity, and to manage our liquidity if we are unable to obtain additional funds and/or refinance existing debt on commercially viable terms or at all;

·	the occurrence of construction delays and cost overruns;

·	any occurrence of industrial disturbances, which are more likely to arise when we suffer overcapacity and our workers are not fully employed, or when our suppliers are not paid in a timely fashion;

·	the ability to install and test new production equipment on a timely basis;

·	the delay or denial of required approvals by relevant government authorities; and

·	any significant diversion of management attention.

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

In the past, we sold a substantial portion of our solar wafers to a limited number of customers. Since the end of 2011, we have increasingly focused our efforts on solar module development and production and have become a module manufacturer and reduced our dependence on a limited number of solar wafer customers. In 2015, our top five wafer customers accounted for approximately 49.5% of our wafer sales and 7.6% of our net revenues and our largest wafer customer accounted for approximately 17.1% of our wafer sales and 2.6% of our net revenues. Our top five module customers accounted for approximately 31.6% of our module sales and 22.7% of our net revenues and our largest module customer accounted for approximately 15.8% of our module sales and 11.3% of our net revenues. We also expanded into downstream solar power projects in early 2014, which further diversified our business offering.

However, if we fail to further diversify our customer base, including by adding certain new international customers, any one of the following events may cause material fluctuations or declines in our revenues:

·	reduction, delay or cancellation of orders from one or more of our significant customers;

·	unilateral change of contractual technological specifications by one or more of our customers;

·	failure to reach an agreement with our customers on the pricing terms or sales volumes under various contracts;

·	loss of one or more of our significant customers and our failure to identify additional or replacement customers; and

·	failure of any of our significant customers to make timely payment for our products.

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

We recorded approximately $16.2 million as deferred tax assets on our consolidated financial statements as of December 31, 2015. Our ability to use net operating losses to offset earnings is dependent on a number of factors, including our ability to generate taxable income in future years. Should future results of operations or other factors cause us to determine that it is not likely that we will generate sufficient taxable income to fully utilize our deferred tax assets, we would then be required to establish a valuation allowance against such deferred tax assets. We would increase our income tax expense by the amount of the tax benefit we do not expect to realize. This would negatively impact our net income and could have a material adverse effect on our results of operations and our financial position.

If we are unable to effectively manage risks related to international sales, our ability to expand our business abroad would be materially and severely impaired.

In 2015, approximately 76.6% of our net revenues were generated from customers outside of China, Taiwan and Hong Kong. We expanded our international sales efforts in the last several years by focusing on sales to international solar companies with global distribution capabilities. As we continue to expand our business internationally, we plan to increase sales of our solar-related and other energy efficient products and projects. The marketing, distribution and sales of our solar power and energy efficient products in international markets expose us to a number of risks, including:

·	fluctuations in currency exchange rates, such as exchange rate volatility between the Euro and the U.S. dollar and the continuing trend of appreciation of the Renminbi against the U.S. dollar;

·	increased costs associated with maintaining marketing efforts in various countries;

·	difficulty and costs relating to compliance with the different commercial, environmental and legal requirements of the overseas markets in which we offer our products;

·	difficulty in engaging and retaining sales personnel who are knowledgeable about, and can function effectively in, overseas markets;

·	trade actions initiated in the United States or other jurisdictions, including the European Union and India, and the resulting anti-dumping and countervailing duties imposed on solar imports in those jurisdictions. See also “—Imposition of anti-dumping and countervailing orders in one or more markets may result in additional costs to our customers and disruptions in such markets and could materially and adversely affect our business, results of operations, financial conditions and prospectus”;

·	import restrictive proceedings initiated in China and any anti-dumping or countervailing duties imposed by Chinese authorities on silicon imports, which could increase the costs of polysilicon and hence our cost of production. See also “—Imposition of anti-dumping and countervailing orders in one or more markets may result in additional costs to our customers and disruptions in such markets and could materially and adversely affect our business, results of operations, financial conditions and prospectus”;

·	trade barriers such as export requirements, tariffs, taxes and other restrictions and expenses, which could increase the prices of our products and make us less competitive in some countries;

·	failure to comply with international sanction laws, including the rules and regulations promulgated by the office of Foreign Assets Control of the U.S. Department of the Treasury; and

·	failure to control the increase of our operating expenses without a commensurate increase in our revenues as we hire additional sales and marketing personnel in connection with the expansion of our module sales business.

If we are unable to effectively manage these risks related to international sales, our ability to expand our business abroad will be materially and severely impaired.

Our module operations and expansion into downstream solar power projects may cause us to compete with our current customers.

As of December 31, 2015, through our subsidiary ReneSola Jiangsu Ltd., formerly known as Wuxi Jiacheng Solar Energy Technology Co., Ltd., or ReneSola Jiangsu, we had an annual module manufacturing capacity of 1.2 GW. Our module sales business has caused us to compete directly with some of our wafer customers, particularly as we increased the sales of our own branded modules in the market. As a result, our relationships with some of our customers have been affected. In addition, as we implement our business strategy to expand our downstream solar power projects, the competition between us and other solar power projects players in the market is likely to intensify. If our customers stop purchasing wafers, modules or any upstream products from us altogether due to our competition with them or other reasons, our business and results of operations will be materially and adversely affected.

We may not be able to successfully outsource production of certain of our solar power products.

In the past, our module shipping requirements exceeded our production capacity from time to time, and we outsourced some of our production needs to meet our target amount, including under arrangements where related and third parties manufactured modules for us under supervision. We currently expect that our module production capacity will be sufficient to meet our shipping requirements. If our shipping requirements exceed our production capacity again in the future, we may not be able to successfully outsource the production of solar modules at the cost, terms and quality satisfactory to us. We may incur additional costs to cure any defects or any delay in shipments and be exposed to additional risks in connection with outsourcing. We may also adjust our outsourcing capacity according to the market demands and company strategies. Any early termination of the contracts with the outsourcing parties may cause us to incur penalties.

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

We have entered into short-term and long-term loans with commercial banks in China and overseas. These loans contain certain restrictive covenants that limit our ability to, among other things, (i) dispose of or provide guarantees, pledges or mortgages on our operating assets in any manner that will increase risk to the lenders, (ii) repay shareholders loans or loans from our related parties, (iii) distribute dividends to shareholders, (iv) enter into other financial obligations to third parties, and (v) take part in any mergers or acquisitions. For more information about the loan agreements, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.” With our expansion into the downstream solar power projects business, we may continue to incur additional construction debt in connection with the development of solar power projects. Any breach by us of the various undertakings and covenants in our existing or future loan agreements may give such banks the right to demand immediate repayment of the outstanding loan amounts. We cannot assure you whether we will be subject to, or be able to fulfill, such undertaking in the future. Any failure to maintain any of the above covenants or undertakings could result in an acceleration of obligations under the facility agreement, which would have a material adverse effect on our business. In addition, the breach of any of the covenants and undertakings in any loan agreement may trigger the cross-default provisions in substantially all of our loan agreements and/or the cross-acceleration provisions in some of those loan agreements, thereby giving the lenders the right to accelerate our loan repayment obligations. As a result, we are limited in the manner in which we conduct our business and may be unable to engage in certain business activities or finance our future operations or capital needs.

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

As of December 31, 2015, the outstanding advance payments in connection with our procurement agreements amounted to approximately $18.5 million. We typically made such advance payments without receiving any collateral. To the extent that there was collateral and/or security attached to the advance payments, it is uncertain whether we will be able to enforce the collateral or the security or if the advance payment can be repaid in full upon enforcement on such collateral or security. Any litigation arising out of disputes relating to such prepayments could subject us to potentially significant legal expenses, distract management from the day-to-day operation of our business and expose us to risks for not being able to collect damages awarded to us, all of which could materially and adversely affect our financial condition and results of operations.

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

If we are presented with appropriate opportunities, we may make additional investment into our solar power projects in the United Kingdom, Japan, United States and other emerging markets, or acquire or invest in technologies, businesses or assets that are strategically important to our business or form alliances with key players in the solar power industry to further expand our business. Such acquisitions and investments could expose us to potential risks, including risks associated with the assimilation of new operations, technologies and personnel, unforeseen or hidden liabilities, the inability to generate sufficient revenue to offset the costs and expenses of acquisitions and potential loss of, or harm to, our relationships with employees, customers and suppliers as a result of the integration of new businesses. We may not be able to maintain a satisfactory relationship with our partners or handle other risks associated with future alliances, which could adversely affect our business and results of operations. Investments in new businesses may also divert our cash flow from servicing our debt and making necessary capital expenditures. In addition, we may incur impairment losses on our acquisitions and investments in equity securities.

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

The solar market is still in development and the extent of acceptance of solar power products remains uncertain. Historical and current market data on the solar power industry are not as readily available as those for established industries where trends can be assessed more reliably from data gathered over a longer period of time. In addition, demand for solar power products has not developed as fast as many market players have anticipated. Many factors may affect the viability of widespread adoption of solar power technology and demand for solar power products, including:

·	cost-effectiveness, performance and reliability of solar power products compared to conventional and other renewable energy sources and products;

·	success of other alternative energy generation technologies, such as wind power, hydroelectric power and biomass;

·	fluctuations in economic and market conditions that affect the viability of conventional and other renewable energy sources, such as increases or decreases in the prices of oil and other fossil fuels or decreases in capital expenditures by end-users of solar power products;

·	fluctuations in interest rates, which may affect the effective prices paid for solar power products by end-users who rely on long-term loans to finance their purchases; and

·	deregulation of the electric power industry and the broader energy industry.

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

Our future success depends substantially on the continued services of our executive officers and key employees, such as Mr. Xianshou Li, our chairman and chief executive officer. If Mr. Xianshou Li, other executive officers or key employees were unable or unwilling to continue in their present positions, we may be unable to replace them easily, in a timely manner, or at all. Our business may be severely disrupted, our financial conditions and results of operations may be materially and adversely affected and we may incur additional expenses to recruit, train and retain personnel. If any of our executive officers or key employees joins a competitor or forms a competing company, we may lose customers, suppliers, know-how and key professionals and staff members. Each of our executive officers and key employees has entered into an employment agreement with us, which contains non-competition provisions. However, if any dispute arises between our executive officers and us, these agreements may not be enforceable in China, where these executive officers reside, in light of uncertainties with China’s legal system. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

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

Therefore, we have established a system of internal control over financial reporting and we constantly reevaluate those controls and our related systems. Our management has evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13-a-15(c) of the Exchange Act of 1934, as amended, or the Exchange Act, and we have concluded that our internal control over financial reporting was effective for our fiscal year ended December 31, 2015. If we fail to maintain the adequacy of our internal controls, our management may conclude that our internal control over financial reporting is not effective in the future. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports and to prevent fraud. As a result, our failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the market price of our ADSs.

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

We rely primarily on patent and trademark laws, trade secrets and other contractual restrictions to protect our intellectual property. Nevertheless, these afford only limited protection and the actions we take to protect our intellectual property rights may not be adequate to provide us with meaningful protection or commercial advantage. For example, we had 235 patents in China, 86 pending patent applications in China, and 4 pending international patent applications as of December 31, 2015. We cannot assure you that our patent applications will be eventually issued with sufficiently broad coverage to protect our technology and products. As a result, third parties may be able to use the technologies that we have developed and compete with us, which could have a material adverse effect on our business, financial condition or operating results. In addition, contractual arrangements, such as the confidentiality and non-competition agreements and terms between us and our research and development personnel, afford only limited protection and the actions we may take to protect our trade secrets and other intellectual property may not be adequate. Our failure to protect our intellectual property and proprietary rights may undermine our competitive position. Third parties may infringe or misappropriate our proprietary technologies or other intellectual property and proprietary rights. Policing the unauthorized use of proprietary technology can be difficult and expensive. In particular, the laws and enforcement procedures of the PRC and certain other countries are uncertain or do not protect intellectual property rights to the same extent as do the laws and enforcement procedures of the United States. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.” We may need to resort to court proceedings to enforce our intellectual property rights in the future. For example, we filed a case with the First Intermediate Court of Beijing against Tongxiangshenhong, a manufacturer of lighting equipment in China, in May 2014 with respect to its misappropriation of “YUHUIYANGGUANG” as trademarks over certain of its lighting equipment products. The court decided in August 2015 and partly rejected the registration of “YUHUIYANGGUANG” on solar water heater, solar collector and solar heat collector by Tongxiangshenhong, while granting it the registration on street lamp, a lamp cover, a lighting device with luminous tube, lighting apparatus and device and automobile lamp. We appealed this case to the Superior Court of Beijing, which upheld the lower court’s decision in December 2015. Litigation relating to our intellectual property might result in substantial costs and diversion of resources and management attention away from our business. An adverse determination in any such litigation will impair our intellectual property and proprietary rights and may harm our business, prospects and reputation.

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

As the insurance industry is still developing in China, the product liability insurance and business interruption insurance available in China offer limited coverage compared to that offered in many other countries. We currently have property insurance, commercial general liability insurance, quality insurance, accident insurance, machine damage insurance, transportation insurance, credit sale insurance as well as key-man life insurance, director and officer liability insurance. We do not maintain any insurance for business interruption. Any business disruption or natural disaster could result in substantial costs and a diversion of resources, which would have an adverse effect on our business and results of operations.

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

If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our ordinary shares from the NYSE or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

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

Our subsidiaries ReneSola Zhejiang Ltd., formerly known as Zhejiang Yuhui Solar Energy Source Co., Ltd., or ReneSola Zhejiang, ReneSola Jiangsu and Sichuan ReneSola currently qualify as high-new technology enterprises and enjoy a reduced income tax rate of 15%. The current high-new technology enterprise status of ReneSola Zhejiang, ReneSola Jiangsu and Sichuan ReneSola was renewed in 2015 and will be valid for a term of three years until December 31, 2017. However, we cannot assure you that new laws may not change the preferential treatment granted to our subsidiaries. Any loss or substantial reduction of the tax benefits enjoyed by us would reduce our net profit.

Moreover, under the Enterprise Income Tax Law and its relevant implementation rules promulgated by National People’s Congress of China and State Council of China which took effect in 2008, enterprises organized under the laws of jurisdictions outside of China with their de facto management bodies located within China may be considered PRC resident enterprises and, therefore, subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The Implementing Regulation of the Enterprise Income Tax Law defines “de facto management body” as an establishment that exerts substantial overall management and control over the operation, personnel, financial affairs, assets and other aspects of the enterprise. If a majority of the members of our management team continues to be located in China, we may be deemed as a PRC tax resident enterprise and, therefore, subject to PRC enterprise income tax at the rate of 25% on our worldwide income except that the dividends we received from our PRC subsidiaries may be exempt from the enterprise income tax to the extent that such dividends are deemed as dividends among PRC resident enterprises. If our current tax benefits expire or otherwise become unavailable to us for any reason, our profitability may be materially or adversely affected.

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

The value of the Renminbi against the U.S. dollar, the Euro and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy caused the Renminbi to appreciate approximately 21.5% against the U.S. dollar over the following three years. Since reaching a high against the U.S. dollar in July 2008, the Renminbi traded within a narrow band against the U.S. dollar until June 2010, remaining within 1% of its July 2008 high but never exceeding it. In June 2010, the People’s Bank of China announced that the PRC government would reform the Renminbi exchange rate regime and increase the flexibility of the exchange rate. Starting from March 17, 2014, the People’s Bank of China widened the band to 2% around which the value of the Renminbi is allowed to deviate from the daily reference rate, which may allow for greater volatility in the U.S. dollar and Renminbi exchange rate. To further improve the Renminbi exchange rate mechanism, the People’s Bank of China announced that government authorities shall continue to improve the marketization of the Renminbi exchange rate mechanism, increase efforts to introduce a market-determined exchange rate, promote international balance of payments, and improve the floating exchange rate system based on market supply and demand in its Guiding Opinions on implementing the Several Opinions of the General Office of the State Council on Support for Stable Growth of Foreign Trade on June 6, 2014. In the long term, Renminbi may further depreciate against U.S. dollar or other foreign currencies, depending on the market supply and demand with reference to a basket of currencies. It is difficult to predict how long the current situation may last and when and how it may change again.

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

We completed the listing of our ADSs on the NYSE in January 2008 and completed our follow-on offerings in June 2008, October 2009 and September 2013. We did not seek CSRC approval in connection with our initial public offering or our follow-on offerings. However, the application of this PRC regulation remains unclear with no consensus currently existing among the leading PRC law firms regarding the scope and applicability of the CSRC approval requirement. Our PRC counsel at the time of listing advised us that because we completed our restructuring for the initial public offering before September 8, 2006, the effective date of the new regulation, it was not and is not necessary for us to submit the application to the CSRC for its approval, and the listing of our ADSs on the NYSE did not require CSRC approval.

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

Risks Related to Our ADSs, Warrants and Shares

The market price for our ADSs may be volatile; the trading price of our convertible senior notes and the value of the warrants could be significantly affected by the market price of the ADSs and other factors.

The market price for our ADSs has been highly volatile and subject to wide fluctuations. During the period from January 29, 2008, the first day on which our ADSs were listed on the NYSE, until April 27, 2016, the market price of our ADSs ranged from $0.91 to $29.48 per ADS. The market price of our ADSs may continue to be volatile and subject to wide fluctuations in response to a wide variety of factors including the following:

·	actual or anticipated fluctuations in our operating results;

·	our quarterly or annual earnings, or those of other companies in our industry;

·	changes in financial estimates by securities research analysts or our ability to meet those estimates;

·	changes in the economic performance or market valuations of other solar power companies;

·	changes in investors’ and analysts’ perceptions of our industry, business or related industries;

·	changes in accounting standards, policies, guidance, interpretations or principles;

·	announcements by us or our competitors of new products, patent litigation, issuance of patents, acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments;

·	technological breakthroughs in the solar and other renewable energy industries;

·	reduction or elimination of government subsidies and economic incentives for the solar power industry;

·	regulatory developments in our target markets affecting us, our customers or our competitors;

·	potential litigation or administrative investigations;

·	addition or departure of key personnel;

·	fluctuations of exchange rates between the RMB and U.S. dollar or other foreign currencies;

·	sales or anticipated sales of additional ADSs;

·	exercise of our warrants;

·	release of lock-up or other transfer restrictions on our outstanding ADSs or shares or sales of additional ADSs;

·	the operating and stock price performance of other comparable companies;

·	general market conditions, fluctuations or other developments affecting us or our industry; and

·	general economic conditions and conditions in the credit markets.

You should note that the stock prices of solar power companies have experienced wide fluctuations. Such wide market fluctuations may adversely affect the market price of our ADSs. The market price of the ADSs will likely continue to fluctuate in response to the factors discussed above, many of which are beyond our control.

The price of the ADSs could also be affected by possible sales of the ADSs by investors who view our warrants as more attractive means of equity participation in us and by hedging or arbitrage trading activity that we expect to develop involving the ADSs. This trading activity could, in turn, affect the value of our warrants.

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

Mr. Xianshou Li, our chairman and chief executive officer, beneficially owned 24.4% of our shares as of March 31, 2016. As such, Mr. Li has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. For example, holders of a majority of our shares entitled to vote in a duly convened and constituted shareholders’ meeting may pass a shareholders’ resolution to issue preferred shares in one or more series and to fix the powers and rights of these shares, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our existing shares. Preferred shares could thus be issued with terms that would delay or prevent a change in control or make removal of management more difficult. These actions may be taken even if they are opposed by our other shareholders and holders of our ADSs.

We may need additional capital and may sell additional ADSs or other, equity-linked or debt equity securities or incur indebtedness, which could result in additional dilution to our shareholders or increase our debt service obligations. Hedging activities may depress the trading price of our ADSs.

The solar industry is currently being negatively impacted by a number of factors including excess capacity, reduction of government incentives in key solar markets, higher import tariffs and the European debt crisis. These factors have contributed to declining average selling prices for our products. As of December 31, 2015, our current liabilities exceeded our current assets by $466.1 million. While we had cash and cash equivalents of $38.0 million, we also had short-term bank borrowings of $667.7 million all due within one year and the current portion of long-term bank borrowings amounted to $1.1 million, which is not expected to be renewed.

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

Sales of our shares or ADSs in the public market and after offerings of our warrants, or the perception that these sales could occur, could cause the market price of our ADSs to decline or could make it more difficult for us to raise funds through the sale of equity in the future. Likewise, additional equity financings or other issuances of shares or ADSs by us could adversely affect the market price of the ADSs.

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

A substantial number of the ADSs are reserved for the exercise of share options granted to directors and employees pursuant to our 2007 share incentive plan and for the exercise of our warrants. The conversion of some or all of our warrants will dilute the ownership interests of existing shareholders and holders of the ADSs. The issuance and sale of a substantial number of shares or ADSs, or the perception that such issuances and sales may occur, could adversely affect the market price of the shares or ADSs and impair our ability to raise capital through the sale of additional equity securities.

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

Holders of ADSs do not have the same rights as our shareholders and may only exercise the voting rights with respect to the underlying shares in accordance with the provisions of the deposit agreement. When a general meeting is convened, ADS holders may not receive sufficient notice of a shareholders’ meeting to permit such holders to withdraw their shares to allow them to cast their vote with respect to any specific matter. If requested in writing by us, the depositary will mail a notice of such a meeting to ADS holders. In addition, the depositary and its agents may not be able to send voting instructions to ADS holders or carry out ADS holders’ voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to ADS holders in a timely manner. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote. In addition, in your capacity as an ADS holder, you will not be able to call a shareholder meeting.

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

Under the deposit agreement for the ADSs, if we asked for your instructions but the depositary does not receive your instructions by the cutoff date it sets, the depositary will give us a discretionary proxy to vote the shares underlying your ADSs as to all matters at the shareholders’ meeting unless:

·	we instructed the depositary we do not wish to receive a discretionary proxy;

·	we informed the depositary that there is substantial opposition to the particular matter; or

·	the particular matter would have a material adverse impact on shareholders.

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

The number of shares issuable upon exercise of warrants and the sales of a substantial number of our ADSs or other equity-related securities in the public markets could depress the market price of the ADSs, and impair our ability to raise capital through the sale of additional equity securities. We cannot predict the effect that future sales of the ADSs or other equity-related securities would have on the market price of the ADSs.

In addition, we may issue additional shares or ADSs for future acquisitions. If we pay for our future acquisitions in whole or in part with additionally issued shares or ADSs, our investors’ ownership interests in our company would be diluted and this, in turn, could have a material adverse effect on the price of the ADSs.

Any future offerings or exercise of warrants will dilute the ownership interest of existing shareholders and holders of our ADSs.

In September 2013, we completed a registered direct offering of 15,000,000 ADSs, representing 30,000,000 of our shares, and warrants to purchase up to 10,500,000 additional shares, representing 35% of warrant coverage in the offering, at approximate $70 million before exercise of warrants.  The warrants are exercisable immediately and will expire four years from the date of issuance.  Any exercise of some or all of the warrants or any future offering of convertible notes or similar securities will dilute the ownership interests of existing shareholders and holders of the ADSs and may depress the price of the shares or ADSs. In addition, any sales in the public market of the ADSs issuable upon such conversion or future offerings could adversely affect prevailing market prices of the shares or ADSs.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or shares.

Based on the market price of our ADSs, the value of our assets, and the composition of our income and assets, we do not believe we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2015. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you the U.S. Internal Revenue Service will not take a contrary position. A non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. If we are a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation”) holds an ADS or share, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation—Passive foreign investment company.”

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

Our corporate affairs are governed by our memorandum and articles of association and by the BVI Business Companies Act, 2004 and common law of the British Virgin Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under British Virgin Islands law are to a large extent governed by the common law of the British Virgin Islands. The common law of the British Virgin Islands is derived in part from comparatively limited judicial precedent in the British Virgin Islands as well as from the common law in England and other countries in the Commonwealth, which has persuasive, but not binding, authority on a court in the British Virgin Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the British Virgin Islands has no securities laws as compared to the United States, and provides significantly less protection to investors. In addition, British Virgin Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

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

ReneSola Ltd was incorporated as a limited liability company in the British Virgin Islands on March 17, 2006. Our choice of the British Virgin Islands as the jurisdiction of incorporation was motivated in part by its relatively well-developed body of corporate law, various tax and other incentives, and its acceptance among internationally recognized securities exchanges as a jurisdiction of incorporation for companies seeking to list securities on such exchanges. As we are a limited liability company under the laws of the British Virgin Islands, the liability of our shareholders to our company is limited to (i) any amount unpaid on a share held by the shareholder and (ii) any liability to repay a distribution by our company that was not made in accordance with the laws of the British Virgin Islands. Our principal executive offices are located at No. 8 Baoqun Road, Yaozhuang County, Jiashan Town, Zhejiang Province, PRC. Our telephone number is+86 (573) 8477-3321. Our registered office is located at the offices of Harneys Corporate Services Limited, Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

As of the date of this annual report, we conduct our business through the following significant subsidiaries:

·	ReneSola Zhejiang: our operating company established in China in August 2003, wholly owned by us and engaged in wafer manufacturing in China. ReneSola acquired all of the equity interests in ReneSola Zhejiang in April 2006 through a series of transactions that were accounted for as a reorganization;

·	ReneSola America Inc., or ReneSola America: our wholly owned subsidiary incorporated in the State of Delaware, the United States in November 2006 to facilitate our procurement of silicon raw materials and product sales in North America;

·	ReneSola Singapore Pte. Ltd.: our wholly owned subsidiary incorporated in Singapore in March 2007 to facilitate our polysilicon procurement and product sales outside of China;

·	Sichuan ReneSola: our wholly owned subsidiary established in Sichuan Province, China in August 2007 to engage in the production of polysilicon. We began building a polysilicon manufacturing facility in Meishan, Sichuan Province, in 2007 through Sichuan ReneSola;

·	ReneSola Jiangsu: our wholly owned subsidiary located in Yixing, Jiangsu Province, China which is engaged in the production of solar cells and modules.

ReneSola Zhejiang acquired the 100% equity interest in ReneSola Jiangsu for a total cash consideration of RMB140.3 million, including tax paid in connection with the transfer of equity interests, in May 2009, as part of our growth strategy. ReneSola Jiangsu commenced its cell manufacturing in October 2008 and its module manufacturing in November 2005. In November 2013, ReneSola Zhejiang and ReneSola Singapore Pte. Ltd. entered into an agreement, pursuant to which ReneSola Singapore Pte. Ltd. agreed to invest RMB200 million in ReneSola Jiangsu, increasing its share capital to RMB800 million. After completion of such capital increase, ReneSola Zhejiang and ReneSola Singapore Pte. Ltd. held 75% and 25% of ReneSola Jiangsu’s equity interests, respectively. ReneSola Zhejiang and ReneSola Singapore Pte. Ltd are all wholly owned subsidiaries of ReneSola. ReneSola Jiangsu received the approval from the local commercial authority in December 2013;

·	Zhejiang ReneSola System Integration Ltd., formerly known as Zhejiang ReneSola Photovoltaic Materials Co., Ltd.: our wholly owned subsidiary incorporated in China in April 2010 to engage in the production and sale of crucibles, steel wires and silicon carbon powder;

·	ReneSola Deutschland GmbH: our wholly owned subsidiary incorporated in Germany in September 2011 to engage in the sales of modules, cells and wafers, as well as the operation of solar power projects;

·	ReneSola New Energy S.A.R.L: our wholly owned subsidiary incorporated in Luxembourg in March 2012 to engage in trading and investments in solar industry, as well as holding our solar power projects;

·	ReneSola Investment Management Ltd.: our wholly owned subsidiary incorporated in the British Virgin Islands in December 2014 to engage in investments in solar industry, as well as holding our solar power projects;

·	ReneSola Power, Inc.: our wholly owned subsidiary incorporated in the United States in July 2015 to engage in investments in solar industry, as well as holding our solar power projects; and

·	ReneSola UK Limited: our wholly owned subsidiary incorporated in the United Kingdom in April 2013 to engage in the sales of modules, as well as the operation of solar power projects.

We established additional wholly owned subsidiaries in China to engage primarily in the research, development, production, sale or installation of certain manufacturing materials, solar energy technology, solar technology consulting services, solar energy equipment, PV power generation related projects, electric power technology, power supply and equipment, technology achievement transformation and transferring related to PV power and photo thermal.

From time to time, we also disposed of our subsidiaries in China. For example:

·	In 2013, we closed our wholly owned subsidiary, Gaotai Yuhui New Energy Co., Ltd., which engaged in preparation work for solar PV project development, due to our business needs. We sold all of our 91.3% equity interest in Zhejiang Ruiyi New Material Technology Co., Ltd., which engaged in the research and development of new manufacturing materials, and all of our 60% equity interests in Ningde Hengyang New Energy Development Co., Ltd., which engaged primarily in the development and sale of solar energy products and investment and management of new energy; and

·	In 2014, we disposed of (i) our wholly owned subsidiary Zhejiang Ruixu Investment Co., Ltd., or Zhejiang Ruixu, together with two of its subsidiaries, Qinghai Yuhui and ReneSola Keping Co., Ltd., and three of its solar power plants in China; (ii) our wholly owned subsidiary Jiashan Xinlian Solar Power Co., Ltd., which engaged primarily in the investment, development and management of solar energy power stations; (iii) all of our 93.5% equity interests in ReneSola Zhejiang Carbon Fiber Material Co., Ltd., which engaged primarily in the development, production and sale of carbon fiber materials and other carbon products, (iv) our wholly-owned subsidiary ReneSola Zhejiang Energy-Saving Technology Co., Ltd., and (v) our wholly-owned subsidiary Sichuan OuRuida Science Park Co., Ltd.

Since 2006, we have established other wholly owned subsidiaries outside of China, including in the United States, Singapore, Luxemburg, Germany, France, India, Australia, Japan, the United Kingdom, Croatia, South Africa, Panama, Korea and Russia to expand our businesses in international markets as part of our growth strategy with respect to the module segment. We have also established our North and South American regional headquarters in San Francisco, and our Asia-Pacific, Middle East and Africa regional sales headquarters in Singapore. Since 2014, we opened new branch offices and warehouse facilities in Thailand, Mexico, Turkey, Indonesia, Austria, Chile, Ontario in Canada, South Africa, Australia and Japan in order to continue to expand our business operations in the international markets.

We have made acquisitions in complementary businesses outside China. For example, ReneSola Singapore Pte. Ltd., our wholly owned subsidiary, acquired 100% of the equity interest of Nove Eco Energy Eood and MG Solar Systems Eood in Bulgaria in April 2012 as project assets. These two projects were sold to a Luxembourg-based private equity fund in March 2015. We also acquired 100% of the equity interest in Lucas Est S.R.L and Ecosfer Energy S.R.L in Romania in September 2012 as project assets. In March 2013, we acquired Lucas Est Korea Co., Ltd. and Ecosfer Energy Korea Co., Ltd., which became our wholly owned subsidiaries.

In July 2015, we entered into an agreement with Pristine Sun, LLC, or Pristine, a San Francisco-based solar project developer, to form a joint venture in the United States to accelerate our U.S. project development. On December 3, 2015, ReneSola filed an action in the Superior Court of California, County of San Francisco, alleging that Pristine had breached the joint venture agreement, or the Action. Pristine subsequently filed a cross-complaint alleging that we breached the joint venture agreement. On March 25, 2016, we entered into a binding settlement term sheet with Pristine and certain of its affiliates to resolve our dispute, dismiss the Action and transfer 88 MW solar energy projects under development in California, North Carolina, and Minnesota by Pristine and its affiliates to one of our wholly owned subsidiaries in the United States. Upon consummation of the transfer, we will be the 100% indirect owner of the 88 MW portfolio of solar energy projects.

As of December 31, 2015, our worldwide sales and distribution network was composed of 26 offices and 59 warehouses.

For our organization structure as of the date of this annual report, see “Item 4. Information on the Company—C. Organizational Structure.”

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

In March and April 2011, we completed an offering of $200 million aggregate principal amount of convertible senior notes due 2018. The convertible senior notes will mature on March 15, 2018. In connection with the pricing of the notes, we entered into a capped call transaction and an additional capped call transaction, which cover, subject to customary anti-dilution adjustments, the number of ADSs underlying the option notes, with an affiliate of one of the initial purchasers of the notes, or the hedge counterparty. The carrying value of our convertible senior notes was $26.1 million as of December 31, 2015. We repurchased all of the remaining outstanding convertible senior notes during the first quarter of 2016.

In September 2013, we completed a registered direct offering of 15,000,000 ADSs, representing 30,000,000 of our shares, and warrants to purchase up to 10,500,000 additional shares, representing 35% of warrant coverage in the offering, at approximate $70 million before exercise of warrants.  The warrants are exercisable immediately and will expire four years from the date of issuance.

In September 2015, our board of directors authorized a share repurchase program under which we may repurchase up to $20 million in aggregate value of our outstanding ADSs within 12 months ending September 2016 on the open market or in privately negotiated transactions. As of March 31, 2016, we repurchased an aggregate of 1,310,577 ADSs, representing 2,621,154 shares, on the open market for a total cash consideration of $1.5 million. 1,614,776 of such repurchased shares were canceled in November 2015, and the remaining are expected to be canceled in the second quarter of 2016.

Our capital expenditures were used primarily to optimize our Sichuan polysilicon factory, to maintain our cell and module manufacturing plant in Yixing, Jiangsu Province, to purchase production equipment, to acquire land-use rights for each of the plants and to build up our horizontal solar power products and solar power projects businesses. For details of our capital expenditures, see “Item 5. Operating and Financial Review and Prospects–B. Liquidity and Capital Resources—Capital Expenditures.”

B.	Business Overview

We are a leading global brand and technology provider of energy-efficient products based in China. Capitalizing on our proprietary technologies, economies of scale, low cost production capabilities, technical innovations and know-how and leveraging our in-house polysilicon, wafer and module manufacturing capabilities, we provide our customers with high quality, cost competitive solar power products and processing services. We provide high quality solar power products to a global network of suppliers and customers, which includes leading global manufacturers of solar cells and modules and distributors, installers and end users of solar modules.

We have significantly expanded our business scope from being primarily a solar wafer manufacturer to becoming a manufacturer of polysilicon and solar modules. Starting from early 2014, we began to expand into the global energy efficient products and services business, as well as downstream solar power projects in overseas markets. We believe our vertically integrated model and integrated manufacturing capabilities allow us to ensure the quality of our solar power products and reduce our reliance on the quality assurances of third-party suppliers. Moreover, our vertical integration allows us to gain an early understanding of trends in PV product pricing, better anticipate market conditions and take advantage of market opportunities more quickly and efficiently.

We have greatly expanded our manufacturing capacity since we began the production of solar wafers. We believe we possess one of the largest solar wafer manufacturing facilities in China based on production capacity as of December 31, 2015.

We sell solar wafers primarily to solar cell and module manufacturers globally. In 2015, a significant portion of our wafer sales were made to companies based in Asia, primarily to leading solar cell and module companies in China, South Korea, India and Singapore. The majority of our module sales in 2015 were made to distributors across the globe including distributors in Europe, the United States and the Asia-Pacific region. We have begun to refine our module sales strategy to sell directly to end users in order to enhance our pricing power and increase our profit margin. We believe that one of the most cost-effective and innovative ways to improve module efficiencies is through enhanced wafer technologies, an area where we have historical expertise. In addition, we have continued to focus on implementing various cost reduction programs and have reduced our silicon consumption rate and non-silicon wafer processing costs.

At the end of 2012, we started to implement our business strategy to transform our business focus from solar wafer manufacturing to module manufacturing. The shift in our business focus was completed in 2013. In July 2013, we were promoted to “Tier 1” status on the PV Module Maker Tier System published by Bloomberg New Energy Finance, or BNEF. According to BNEF, tier 1 module manufacturers are those that have provided products to three different projects, which have received non-recourse financing by three different banks in the past two years. In connection with this business transformation, we have implemented strategic initiatives including increasing the volume of our module sales and the size of our marketing team. As of December 31, 2015, our in-house module manufacturing capacity was 1.2 GW. In the past, we sourced part of our modules from overseas OEM located in various regions including Europe, South Asia and the Asia-Pacific region to allow us to provide a greater volume of solar modules without incurring additional significant capital expenditures. Since 2015, as the cost of OEM became higher than our in-house manufacturing, we have significantly reduced our current overseas OEM module capacity and plan to cease the overseas module OEM arrangements in the first half of 2016. In 2016, we plan to maintain our current in-house module manufacturing capacity. We may resume the module OEM arrangements in the future if our module business requires and subject to market conditions. We believe that our globalized structure enables us to quickly adapt to changes in demand as a result of market forces or changes in trade policies. We also believe that continued investment in establishing a global network has attracted new customers and improved industry recognition of our solar products.

In 2013, 2014 and 2015, we shipped 3,218.0 MW, 2,878.2 MW and 2,748.8 MW, respectively, of solar power products.

Starting from early 2014, we began to expand our operations into the broader energy efficient products and services business and into downstream solar power projects. While we remain focused on our retail and residential-oriented business development, we selectively pursue high quality and low-risk solar power project opportunities, especially distributed generation projects, and have been building our new solar portfolio comprised of those projects, in the United Kingdom, North America, Japan, and other emerging markets. In 2015, we sold three utility-scale solar power projects totaling approximately 57.5 MW in the United Kingdom and three utility-scale solar power projects totaling approximately 1.8 MW in Japan. We also entered into sales agreements in connection with the sale of one utility-scale solar power projects totaling approximately 13.5 MW in the United Kingdom in 2015. For details of our project development pipeline, see “Item 4. Information on the Company¾B. Business Overview—Solar Power Project Development.”

Our net revenues increased from $1,519.6 million in 2013 to $1,561.5 million in 2014 and decreased to $1,282.0 million in 2015. We recorded an operating income of $29.3 million and a net loss of $5.1 million in 2015, compared to an operating income of $8.2 million and a net loss of $33.6 million in 2014, and an operating loss of $221.4 million and a net loss of $258.9 million in 2013. See “Item 5. Operating and Financial Review and Prospects¾A. Operating Results¾Overview of Financial Results¾Net Revenues” for a breakdown of our total revenues by products and by geographic markets.

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

We develop, build and sell solar power projects. While we remain focused on our retail and residential-oriented business development, we selectively pursue high quality and low-risk solar power project opportunities, especially distributed generation projects, and have been building our new solar portfolio comprised of those projects, in the United Kingdom, North America, Japan, and other emerging markets.

Manufacturing

We manufacture solar-grade polysilicon, solar wafers, cells and modules.

We significantly expanded our manufacturing capacity since we began our production of solar wafers. We believe we operate one of the largest solar wafer manufacturing facilities in China based on production capacity. As of December 31, 2015, we had an annual wafer manufacturing capacity of approximately 2,400 MW, consisting of a monocrystalline wafer manufacturing capacity of approximately 200 MW and a multicrystalline wafer manufacturing capacity of approximately 2,200 MW. Our annual wafer manufacturing capacity as of December 31, 2015 increased from the 2,000 MW annual wafer manufacturing capacity as of December 31, 2014 through our technology improvement. We plan to further expand our annual wafer manufacturing capacity in 2016 through technology improvement.

We began selling solar modules in June 2009 after our acquisition of ReneSola Jiangsu. As of December 31, 2015, we maintained our cell and module manufacturing capacities of 240 MW and 1,200 MW, respectively, the same capacities we had as of December 31, 2013 and 2014. We currently have OEM factories and facilities located in Japan and Poland with a total annual OEM module capacity of approximately 170 MW. Since 2015, as the cost of OEM became higher than our in-house manufacturing, we have significantly reduced our current overseas OEM module capacity and plan to cease the overseas module OEM arrangements in the first half of 2016. In 2016, we plan to maintain our current in-house module manufacturing capacity.

We had an annual polysilicon manufacturing capacity of 6,000 metric tons, 6,000 metric tons and 6,000 metric tons as of December 31, 2013, 2014 and 2015, respectively. We ramped up our polysilicon manufacturing facility in Meishan, Sichuan Province, in two phases. Phase I of our polysilicon facility had been in full operation since the beginning of 2011 and Phase II of the facility was completed in June 2013. In November 2012, we halted polysilicon production to upgrade our facilities and equipment, as well as integrate Phase II with Phase I. At the end of September 2013, we concluded that our efforts to sufficiently reduce the cost of polysilicon production as compared to the prevailing market price were not successful. After conducting a further internal assessment we determined that it was no longer feasible to operate the Phase I facility without incurring a loss and to recognize the impairment charge in our wafer segment accordingly. Production at the Phase I facility was permanently discontinued in October 2013. Our remaining Phase II polysilicon facility currently has an annual manufacturing capacity of 6,000 metric tons and was running at full capacity and helped to contribute positively to our cash flows in 2015.

While the solar sector remains highly competitive, we believe that our continuing investments in new technologies will support our longer-term goals.

The following table sets forth the manufacturing capacities of our facilities.

Manufacturing Facilities	Annual Manufacturing Capacity as of December 31, 2013(1)	Annual Manufacturing Capacity as of December 31, 2014(2)	Annual Manufacturing Capacity as of December 31, 2015(3)	Expected Manufacturing Capacity as of December 31, 2016(3)
Wafer	2,000 MW	2,000 MW	2,400 MW	2,900 MW
—Monocrystalline Wafers	200 MW	200 MW	200 MW	200 MW
—Multicrystalline Wafers	1,800 MW	1,800 MW	2,200 MW	2,700 MW
Cell	240 MW	240 MW	240 MW	240 MW
Module	1,200 MW	1,200 MW	1,200 MW	1,200 MW
Polysilicon	6,000 metric tons	6,000 metric tons	6,000 metric tons	6,000 metric tons

(1)	Calculated based on the adjusted methodology effective January 1, 2013, which is based on an efficiency rate of 19.0% for monocrystalline wafers and 17.8% for multicrystalline wafers.

(2)	Calculated based on the adjusted methodology effective January 1, 2014, which is based on an efficiency rate of 19.2% for monocrystalline wafers and 17.8% for multicrystalline wafers.

(3)	Calculated based on the adjusted methodology effective January 1, 2015, which is based on an efficiency rate of 19.5% for monocrystalline wafers and 18.35% for multicrystalline wafers.

We selectively use automation to enhance the quality and consistency of our finished products and improve efficiency in our manufacturing processes. All of our current monocrystalline furnaces were purchased from Chinese and Chinese-foreign joint venture solar power equipment suppliers in order to lower our equipment procurement, transportation and installation costs. Most of our multicrystalline furnances, all of our current squaring machines and our other major equipment are sourced from overseas.

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

Our manufacturing capacities comprise the following:

·	polysilicon production;

·	ingot production;

·	wafer slicing;

·	cell manufacturing; and

·	module manufacturing.

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

We integrated the two phases into one combined polysilicon manufacturing facility in October 2012. At the end of September 2013, we concluded that our efforts to sufficiently reduce the cost of polysilicon production as compared to the prevailing market price were not successful. After conducting a further internal assessment we determined that it was no longer feasible to operate the Phase I facility without incurring a loss and to recognize the impairment charge in our wafer segment accordingly. Production at the Phase I facility was permanently discontinued in October 2013. Our polysilicon facility currently has an annual polysilicon manufacturing capacity of 6,000 metric tons. After eliminating our Phase I facility, our remaining in-house polysilicon production is cost-efficient as compared to the prevailing market price of polysilicon, which we believe will help our overall profitability. In addition, we believe the discontinuation will help reduce our power consumption and depreciation and therefore help to enhance our profitability going forward. As of December 31, 2015, our remaining Phase II facility was running at full capacity and helped to contribute positively to our cash flows in 2015. While the solar sector remains highly competitive, we believe that our continuing investments in new technologies will support our longer-term goals.

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

Solar Power Project Development

We develop, build, operate and sell solar power projects. Our solar power project development activities have expanded through organic growth starting from 2011. We began to record revenue from sales of solar power projects in 2015. We are currently operating two utility-scale solar power projects of approximately 15.4 MW in Romania, and record electricity generation revenue from these projects.

In 2015, we sold three utility-scale solar power projects totaling approximately 57.5 MW in the United Kingdom and three utility-scale solar power projects totaling approximately 1.8 MW in Japan. We also entered into sales agreements in connection with the sale of one utility-scale solar power projects totaling approximately 13.5 MW in the United Kingdom in 2015 and entered into a sales agreement in connection with the sale of two utility-scale solar power projects totaling approximately 9.7 MW in Bulgaria in March 2016. In the first quarter of 2016, we completed construction of and connected three additional utility-scale solar power projects totaling approximately 20 MW in the United Kingdom, which we have received letter of intent from potential purchasers.

Our solar power projects pipeline includes early- to mid-stage projects pipeline and late-stage projects pipeline.  Due to different processes of developing projects in various regions, our early- to mid-stage projects pipeline refers to projects that we have internally approved to commit operational or financial resources to develop, including projects that we have conducted internal studies and are bidding for, that we are developing the financing plans, or working to obtain external approval or permits for such projects, or that we have agreed on preliminary terms or entered into MOUs. Late-stage projects pipeline refers to those projects that we have the legal right to develop pursuant to definitive agreements. As of April 15, 2016, we had a late-stage solar power project pipeline with an aggregate capacity of approximately 171.5 MW in the United States, the United Kingdom and Japan. We had early- to mid-stage solar power projects pipeline in the United States, Spain, Poland, Canada, Turkey and the United Kingdom with an aggregate estimated capacity of approximately 449.5 MW. Our team of experts of the solar power projects specializes in project development, evaluations, system design, engineering, project management and coordination and organizing financing.

The following table sets forth the information of all of our projects and late-stage pipeline as of April 15, 2016 (excluding sold projects):

Project Location	Total Capacity (MW)	Status
Romania	6.0	Operating
Romania	9.4	Operating
United States	91.25	Late-stage pipeline
United Kingdom	50.32	Late-stage pipeline
Japan	29.9	Late-stage pipeline

As of March 31, 2016, we also had an early- to mid-stage wind power project pipeline of approximately 20 MW in Poland.

Raw Materials

The key raw material for our wafer manufacturing is polysilicon. Currently, we use polysilicon as primary feedstock to produce solar wafers. In 2015, polysilicon accounted for approximately 34.0% of our wafer production cost. We procure our raw materials from diversified sources. In 2015, purchases from international suppliers, domestic suppliers and our subsidiary, Sichuan ReneSola, accounted for approximately 34.0%, 7.6% and 58.4%, respectively, of our total polysilicon purchases. Other raw materials include crucibles, slurry, wires, glass and ethyl vinyl acetate, or EVA, film, which we procure primarily from domestic and international suppliers. For the volatility of raw material prices, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Volatile market and industry trends, in particular, unfavorable changes in supply or demand for solar power products throughout the value chain, and continued substantial downward pressure on the prices of our products will have a negative impact on our business and results of operations.”

Our top five external suppliers of polysilicon, excluding those for processing services, collectively accounted for 94.2% of our total polysilicon purchases in 2015. In September 2010, we entered into a long-term supply contract for polysilicon with a Korean supplier for an initial term of five years ended December 31, 2015. In December 2015, we extended this contract for another two years ending December 31, 2017. Our top two suppliers of polysilicon, excluding those processing services, accounted for more than 86.6% of our total polysilicon purchases in 2015. We are required to purchase approximately $1,291 million of polysilicon over the next year. The price is subject to adjustment to reflect the prevailing market price at the transaction dates. We made advance payments to these suppliers under the polysilicon purchasing agreements. In 2013, 2014 and 2015, due to the worldwide oversupply of silicon raw materials, we were not required to make advance payments for other newly signed procurement agreements with suppliers. Except for the long-term supply contract extended in December 2015, we did not enter into any other long-term contracts with suppliers between 2013 and 2015. As of December 31, 2015, the outstanding advance payments in connection with our procurement agreements amounted to approximately $18.5 million.

We complement our existing long-term and short-term polysilicon purchase agreements with in-house manufacturing capacity provided by our polysilicon manufacturing facility in Meishan, Sichuan Province. Our polysilicon facility currently has an annual polysilicon manufacturing capacity of 6,000 metric tons.

Sales and Customers

We have established a number of long-term relationships with several key players in the solar power industry and will continue to both strengthen our existing customer relationships and cultivate new relationships. Our current customers include some of the leading global manufacturers of solar cells and solar modules. We have been expanding our customer base beyond China and, as of December 31, 2015, sold more than 76.6% of our products, in terms of sales revenue, in overseas markets (outside of China, Taiwan and Hong Kong) such as Europe, Japan, India, the United States and Australia. We have wide-spread sales channels across different continents including sales offices in Germany, the United Kingdom, the United States, Japan, India, Australia, South Africa, Panama and other countries or regions, which provide our customers with local and easily accessible support. In particular, we expanded into the United States and Japan, two fast growing markets for PV products, in mid-2012. In 2015, we further strengthened our market leadership in Europe and Japan. Our revenue derived from sales into Europe was $331.7 million for the year ended December 31, 2015. We also established subsidiaries and branch offices in Japan, and our revenue derived from sales into Japan was approximately $298.9 million for the year ended December 31, 2015. We believe that our reputation for quality and reliability and our added capabilities in solar cells and solar modules will enable us to gain market share and capture new growth opportunities in the solar power industry.

We offer our customers after-sales support services such as monthly performance checks on our products. Our research and development, technical management and quality control teams work closely with our customers’ counterparties to address our customers’ requirements.

As of December 31, 2015, we had a one-year backlog of 201.8 MW contracts for delivery in 2016.

Wafer Sales

In 2013, we decreased our wafer shipment because we used more of our wafer output for our own module manufacturing to support our business strategy to become an integrated module provider. In 2014 and 2015, we continued to use most of the wafers produced internally.

We derived 86.5%, 76.9% and 89.0% of our wafer sales from customers in China (including Hong Kong) in 2013, 2014 and 2015, respectively. In 2013, our top five wafer customers accounted for approximately 52% of our wafer sales and 10.8% of our net revenues, and our largest wafer customer accounted for approximately 24.8% of our wafer sales and 5.1% of our net revenues. In 2014, our top five wafer customers accounted for approximately 53.7% of our wafer sales and 6.3% of our net revenues, and our largest wafer customer accounted for approximately 16.5% of our wafer sales and 1.9% of our net revenues. In 2015, our top five wafer customers accounted for approximately 49.5% of our wafer sales and 7.6% of our net revenues, and our largest wafer customer accounted for approximately 17.1% of our wafer sales and 2.6% of our net revenues.

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

We entered into several long-term sales contracts with our customers. In June 2008, we entered into an agreement with a global solar power company for the supply of approximately 1.5 GW of wafers over an eight-and-a-half-year period beginning in July 2008. In June 2010, we entered into an agreement with a leading solar cell manufacturer to provide approximately 293 MW of multicrystalline wafers from July 2010 to December 2013 and approximately 141 MW of monocrystalline wafers from October 2010 to December 2013. In 2013, 2014 and 2015, due to the volatility of polysilicon prices and worldwide oversupply of solar power products, we did not enter into new long-term wafer contracts or wafer processing arrangements with customers. Our long-term wafer contracts accounted for approximately 63.8 MW of wafer shipments, or 5.9% of our total wafer shipments, in 2015.

Module Sales

Our module shipments were 1.7 GW, 2.0 GW and 1.6 GW in 2013, 2014 and 2015, respectively. In 2013, our module shipment exceeded our wafer shipment for the first time in our company’s history, due to our business strategy of transitioning from a wafer manufacturer to an integrated module manufacturer. Our module shipments continued to exceed our wafer shipments since then.

We sell our modules primarily to distributors and power plant developers. The type of customers we focus on depends largely on the demand in the specific markets. In 2013, our top five module customers accounted for 20.6% of our module sales and 15.1% of our total net revenues, and our largest module customer accounted for approximately 4.6% of our module sales and 3.4% of our net revenues. In 2014, our top five module customers accounted for 28.9% of our module sales and 24.2% of our net revenues, and our largest module customer accounted for approximately 9.3% of our module sales and 7.8% of our net revenues. In 2015, our top five module customers accounted for 31.6% of our module sales and 22.7% of our net revenues, and our largest module customer accounted for approximately 15.8% of our module sales and 11.3% of our net revenues.

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

Solar Power Projects

We selectively pursue high quality and low-risk solar power project opportunities, especially distributed generation projects, and have been building our new solar portfolio comprised of those projects, in the United Kingdom, North America, Japan and other emerging markets.

We began to sell solar power projects and recognize revenue from sales of solar power projects in a new separate business segment in 2015. In 2015, we sold three utility-scale solar power projects totaling approximately 57.5 MW in the United Kingdom and three utility-scale solar power projects totaling approximately 1.8 MW in Japan. We also entered into sales agreements in connection with the sale of one utility-scale solar power projects totaling approximately 13.5 MW in the United Kingdom in 2015. Our revenues from the solar power projects segment accounted for 9.1% of our total net revenues in 2015.

Quality Control

We implement our quality control system at each stage of our manufacturing process, from raw materials procurement to production and delivery, in order to ensure consistent quality for our products. We conduct systematic inspections of incoming raw materials, ranging from silicon raw materials to various consumables, such as crucibles, steel wires and silicon carbon powder. We have formulated and adopted guidelines for recycling reclaimable silicon, ingot production and wafer slicing, and continue to o develop and improve our inspection measures and standards. Prior to packaging, we conduct a final quality check to ensure that our solar wafers and solar modules meet all our internal standards and customers’ specifications. We received ISO 9001: 2008 certification, valid until September 2018, for our quality assurance system for production, which we believe demonstrates our technological capabilities and instills customer confidence.

We have also received certifications for the quality of our products from institutions in different countries, including these recent certifications:

·	Since 2013, we have been listed by the Japan Photovoltaic Expansion Center as a qualified PV product manufacturer for the Japanese market and received certification from the Japan Electrical and Environment Technology Laboratories, both of which are significant accomplishments for a foreign company entering Japan’s solar market;

·	Since 2012, our Virtus I and Virtus II modules, which are quasi-mono and high-efficiency polycrystalline PV Modules, have been listed by TÜV Rheinland Underwriters Laboratories, Mircrogeneration Certification Scheme, California Energy Commission, China General Certification, and China Quality Certification. We received additional Sello FIDE certification in Mexico in 2014.

·	Since 2013, our 355 newly launched LED models have obtained Conformite Europeenne certifications from TÜV SÜD, a globally recognized and leading government-designated certification body responsible for product testing and the certification of electronic products. These certifications are valid for five years.

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

·	In the first half of 2013, our microinverter, Micro Replus™, which is most suitable for residential use, obtained certification in the United States, Canada, Australia, New Zealand, Germany, Denmark and the United Kingdom, Belgium, Spain, Greece, Czech, Finland, Norway, Portugal, Holland and France. The certifications include UL1741, IEEE 1547, FCC for the United States; CSA for Canada; AS 4777 for Australia & New Zealand; VDE 4105 for Germany; VDE 0126 for Denmark; G83 for the United Kingdom. The certification will be renewed annually. Our second-generation micro-inverter, Micro-Replus II, also received Electrical Testing Laboratories certification in the United States in 2014.

·	In July 2013, we were upgraded to “Tier 1” status on the BNEF PV Module Maker Tier System, which was developed to differentiate the hundreds of manufacturers of solar modules in the market. A module manufacturer is qualified for the “Tier 1” status if it provides products to three different projects with non-recourse financing by three different banks in the past two years, respectively. In the same month, we were also awarded one of the highest credit ratings by China Export & Credit Insurance Corporation, or Sinosure, the largest and only state-owned insurer in China that provides credit insurance for the export of high value-added goods. We benefit from the acknowledgement from BNEF and Sinosure’s rating, as major PV project developers, engineering, procurement and construction contractors and financing credit providers rely on such BNEF report and Sinosure’s rating;

·	In 2014, we were awarded a “TOP BRAND PV” seal in Belgium, the Netherlands, and Luxembourg by EuPD Research, the leading market intelligence company in the sustainable business sector and an independent brand management appraiser of module manufacturers in Germany, Italy, the United Kingdom, Benelux, and France; and

·	In 2014, Solar Insurance & Finance, an international and independent insurance broker specializing in insurance for PV installations, certified our modules based on our positive audit, involving relevant technical, financial, environmental, and labor considerations; furthermore, our modules achieved top performance rankings on PV Evolution Labs’ “PV Module Reliability Scorecard” for 2014 in four testing categories: Dynamic Mechanical Load, Damp Heat, Potential Induced Degradation, and Humidity-Freeze, which are series of reliability tests conducted by PV Evolution Labs.

·	In 2015, our PV testing laboratory in Jiangsu, China achieved Witness Testing Data Program certification from Underwriters Laboratories (UL), a globally renowned and independent safety science company.

·	In 2015, our PV products obtained the Brazil INMETRO Certificate, which certifies that our products meet the Brazil standards and other technical requirements and allows our products to be coupled with the mandatory INMETRO mark and enter the Brazilian market. We also obtained the Mexico FIDE certificate issued by the Mexico energy conservation promotion foundation to allow us access to the Mexico market.

·	In 2015, our PV products obtained the double glass, 3BB, 4BB Polysilicon and Multisilicon Certificates from TUV Rheinland. This certificate is based on the IEC61215 and IEC61703 standards and mainly recognized in the European market.

·	In 2015, we also obtained Salt Mist Level 6 certificate issued by TUV Rheinland, which certifies the performance of our PV products to resist corrosion of salt fog, and the Ammonia Certificate issued by TUV Rheinland , which certifies the performance of our PV products in agricultural areas, especially livestock farms which are likely to produce high concentrations of ammonia.

As of December 31, 2015, we had a dedicated team of 336 employees overseeing our quality control processes that work collaboratively with our sales team to provide customer support and after-sale services. As an important part of the quality control process, we gather customer feedback for our products and address customer concerns in a timely manner.

Competition

The solar market is highly competitive and continually evolving. We expect to face increased competition, which may result in price reductions, reduced margins or loss of market share. There is increasing competition in the downstream solar business as traditional utility companies, solar manufacturers, and financial institutions enter the market. There are many local incumbent services, distribution, and logistics companies we have to successfully compete with in order to penetrate the various international target markets. As we broaden our energy-efficient product offerings, including LED products, we will encounter significant competition from both domestic and international markets. We believe that the key competitive factors in the markets for solar wafers and modules include:

·	product quality;

·	price and cost competitiveness;

·	manufacturing technologies and efficiency;

·	power efficiency and performance;

·	strength of supplier and customer relationships;

·	aesthetic appearance of PV modules;

·	economies of scale; and

·	brand name and reputation.

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

Insurance

We maintain property insurance policies, including property all risk insurance and machinery breakdown insurance, with insurance companies covering our assets, equipment, facilities, buildings and building improvements. These insurance policies cover losses due to fire, explosion, flood and a wide range of other natural disasters. We maintain commercial general liability insurance, including product liability insurance coverage for our products manufactured in China. We maintain performance guarantee insurance with insurance companies covering half of ReneSola brand solar products. We maintain transportation insurance to cover the transportation risk for our finished products. We maintain credit sale insurance with Sinosure and Euler Hermes to protect our credit sales all over the world. We do not maintain any insurance for business interruption. We maintain key-man life insurance for our executive officers. We maintain director and officer liability insurance for our directors and executive officers. We consider our insurance coverage to be in line with other manufacturing companies of similar size in China. However, significant damage to any of our manufacturing facilities, whether as a result of fire or other causes, could have a material adverse effect on our results of operation. We paid an aggregate of approximately $6.1 million in insurance premiums in 2015.

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

On July 24, 2011, the NDRC issued the Notice re Improvement of On-grid Pricing Policy for Solar Photovoltaics, in which, among other things, the NDRC adopted the following nationwide unified on-grid pricing scheme for non-bidding PV projects: (i) for projects which are approved before July 1, 2011, completed before December 31, 2011 and the price of which has not been approved by the NDRC, the pre-tax on-grid price shall be RMB1.15/kwh; (ii) for projects which are approved after July 1, 2011, and for projects which are approved before July 1, 2011 but not completed as to December 31, 2011, the pre-tax on-grid price shall be RMB1/kwh, except for Tibet, the pre-tax price shall be RMB1.15/kwh. The NDRC may adjust such on-grid pricing scheme based on cost variations, technology development and other relevant factors.

On January 1, 2013, PRC State Council issued the 12th Five Year Plan for the Development of Energy. The plan supports the promotion and development of renewable energy, including the solar energy. The plan also encourages the development of solar PV power stations in the areas with abundant solar power resource.

On July 4, 2013, PRC State Council issued the Several Opinions on Promoting the Healthy Development of the Photovoltaic Industry, which further increases the installed capacity for solar electricity and puts forward various measures to develop the PV application market and adjust the industrial structure and regulate the industrial development order. In 2013, government authorities, including the NDRC, the Ministry of Industry and Information Technology, or the MIIT, the PRC National Energy Commission, the PRC Ministry of Finance and the PRC State Administration of Taxation, have issued a series of regulations to implement the Several Opinions.

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

On March 16, 2015, the PRC National Energy Commission issued the Notice on Implementation Plans of Photovoltaic Generation Construction for 2015, which provides that the newly installed capacity plan for PV power systems for the year of 2015 is 17,800 MW. Centralized and distributed PV power generation projects constructed within the plan are entitled to subsidies from national specialized fund for renewable energy development. On September 24, 2015, the PRC National Energy Commission further issued notice to increase 5,300 MW of nationwide photovoltaic generation construction scale, mainly to support new energy and green energy model cities which have superior photovoltaic power station construction conditions and have completed the existing construction plans.

On March 25, 2015, the MIIT issued the Standard Conditions for the Photovoltaic Manufacturing Industry (2015 Edition), or the Standard, which clarifies that the minimum capital base ratio will be 20% for new, innovative and expanded PV manufacturing projects. The Standards also stipulate that new, innovative and expanded PV manufacturing projects should stringently implement the environment impact assessment system, and that projects cannot commence their construction unless they pass the environment impact assessment examination. Also the emission of exhaust gas and wastewater must meet national and local emission standards and overall control requirements for air and water pollutants.

On April 20, 2015, the PRC National Energy Commission and the State Administration of Work Safety jointly issued the Standard for Safety Production of Photovoltaic Power Enterprises, which mainly defines standardized photovoltaic power generation project, and provides for standards and requirements for photovoltaic power generation enterprises with respect to their production goals, organization and duty, safe production input, safety management system, education and training, production equipment and facilities, operation safety, hidden danger investigation and governance, monitoring of major hazard source, occupational health, emergency rescue and certain other production and operation aspects.

On June 1, 2015, the PRC National Energy Commission, MIIT and Certification and Accreditation Administration of the PRC jointly promulgated the Opinions on Promoting the Application of Advance Photovoltaic Technology Products and Upgrading the Photovoltaic Industry, which emphasizes that the market plays a decisive role in allocating resources and leading the industrial upgrade of photovoltaic technology. According to the different stages of the development of photovoltaic technology and products, PRC government will adopt differentiated market access standards in supporting advanced technology products to expand the market and accelerating the elimination of outmoded products. It also provides that new photovoltaic power generation project shall meet the requirements stipulated in the Standard Conditions for the Photovoltaic Manufacturing Industry (2015 Edition) promulgated by MIIT. For example, the photoelectric conversion efficiency rates of polycrystalline silicon module and single crystal silicon module shall not be less than 15.5% and 16%, respectively.

On December 22, 2015, the NDRC issued the Notice on Improving the Feed-in Tariff Policies for Onshore Wind Power/Photovoltaic Power Generation, which provides the benchmarking feed-in tariff of photovoltaic power generation for the year of 2016. NDRC continued to adopt the measures that divided the country into three solar resources districts, of which the feed-in tariffs are RMB0.80/kwh, RMB0.88/kwh and RMB0.98/kwh.

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

Regulation of Foreign Currency Exchange and Dividend Distribution

Foreign Currency Exchange. Foreign currency exchange in China is primarily regulated by:

·	PRC Foreign Exchange Administration Regulation (1996), as amended in 1997 and 2008, or the Foreign Exchange Administration Regulation; and

·	The Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996).

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

On March 30, 2015, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Registered Capital of Foreign-invested Enterprises, or Circular 19, which allows foreign-invested enterprises generally to decide when to exchange into Renminbi their foreign exchange denominated paid-in capital, but only up to a maximum percentage specified by SAFE. The maximum percentage specified by SAFE is currently 100%, but SAFE may choose to adjust the permitted level in due time in light of international balance of payments. The use of any such Renminbi funds by foreign-invested enterprises is also subject to review and approval by SAFE or local SAFE branches or designated banks. Circular 19 further provides that any such Renminbi funds of a foreign-invested enterprise may not be used for any purpose outside of the entity’s business scope or if such use would violate the laws and regulations of the PRC. For example, such Renminbi funds may not be used for the making of Renminbi-denominated entrusted loans that are not within the enterprise’s business scope, for the repayment of inter-enterprise loans (including third party advances), or for the purpose of relending to third parties Renminbi-denominated bank loans made to the enterprise. Violations of Circular 19 could result in severe monetary penalties, including substantial fines as set forth in the PRC Foreign Exchange Administration Regulation.

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

The principal regulations governing the distribution of dividends paid by Sino-Foreign equity joint venture enterprises and wholly foreign owned enterprises include:

·	PRC Sino-Foreign Equity Joint Venture Enterprise Law (1979), as amended in 1990 and 2001;

·	Implementation Rules of the PRC Sino-Foreign Equity Joint Venture Enterprise Law (1983), as amended in 1986, 1987 and 2001;

·	PRC Wholly Foreign Owned Enterprise Law (1986), as amended in 2000; and

·	Implementation Rules of the PRC Wholly Foreign Owned Enterprise Law (1990), as amended in 2001.

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

Intellectual Property Rights

Patent

The PRC has domestic laws for the protection of rights in copyrights, patents, trademarks and trade secrets. The PRC is also a signatory to the world’s major intellectual property conventions, including:

·	Convention establishing the World Intellectual Property Organization (WIPO Convention) (June 4, 1980);

·	Paris Convention for the Protection of Industrial Property (March 19, 1985);

·	Patent Cooperation Treaty (January 1, 1994); and

·	The Agreement on Trade-Related Aspects of Intellectual Property Rights (TRIPs) (November 11, 2001).

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

C.	Organizational Structure

We currently conduct our business through the following significant subsidiaries as of the date of this annual report:

·	ReneSola Zhejiang, which was incorporated in China in August 2003, acquired by us in April 2006 and is currently our principal operating company engaged in wafer manufacturing in China;

·	ReneSola America, which was incorporated in the State of Delaware, the United States in November 2006 to facilitate our procurement of silicon raw materials in North America;

·	ReneSola Singapore Pte. Ltd., which was incorporated in Singapore in March 2007 to facilitate our polysilicon procurement and product sales outside of China;

·	Sichuan ReneSola, which was incorporated in China in August 2007 to engage in the production of polysilicon;

·	ReneSola Jiangsu, which was incorporated in China in November 2005 and acquired by us in May 2009 to engage in the production of solar cells and modules;

·	Zhejiang ReneSola System Integration Ltd., which was incorporated in China in April 2010 to engage in the production and sale of crucibles, steel wires and silicon carbon powder;

·	ReneSola Deutschland GmbH, which was incorporated in Germany in September 2011, to engage in the sales of module, cell and wafer, as well as the operation of solar power projects;

·	ReneSola New Energy S.A.R.L, which was incorporated in Luxembourg in March 2012 to engage in trading and investments in solar industry, as well as holding our solar power projects;

·	ReneSola Investment Management Ltd, which was incorporated in the British Virgin Islands in December 2014 to engage in investments in solar industry, as well as holding our solar power projects;

·	ReneSola Power, Inc., which was incorporated in the United States in July 2015 to engage in investments in solar industry, as well as holding our solar power projects; and

·	ReneSola UK Limited, which was incorporated in the United Kingdom in April 2013 to engage in the sales of modules, as well as the operation of solar power projects.

In addition to the significant subsidiaries above, we also have other principal subsidiaries incorporated in different jurisdictions.

The following diagram illustrates our current corporate structure, including our significant subsidiaries, as of the date of this annual report:

ReneSola Ltd
(British Virgin Islands)
100%
ReneSola Singapore Pte. Ltd
(Singapore)
100%
ReneSola America
(USA)
100%
ReneSola New Energy S.A.R.L
(Luxemburg)
100%
ReneSola Investment Management Ltd
(British Virgin Islands)
100%
ReneSola Deutschland GmbH
(Germany)
100%
ReneSola UK Limited
(United Kingdom)
100%
ReneSola Power, Inc.
(USA)
Outside China
Inside China
25%
100%
25%
Sichuan ReneSola
(PRC)
75%
ReneSola Zhejiang
(PRC)
75%
ReneSola Jiangsu
(PRC)
100%
Zhejiang ReneSola System Integration Ltd.
(PRC)

The diagram above omits the names of subsidiaries that are insignificant to us individually and in the aggregate. For a complete list of our principal subsidiaries as of the date of this annual report, see Exhibit 8.1 to this annual report.

D.	Property, Plants and Equipment

We conduct our research and development and manufacturing of solar wafers at our facilities in Jiashan, Zhejiang Province, where we occupied a site area of approximately 401,060 square meters as of December 31, 2015. On this site, there are manufacturing facilities and office premises occupying an area of approximately 271,184 square meters.

We conduct our research and development and manufacturing of polysilicon at our facilities in Meishan, Sichuan Province, where we occupied a site area of approximately 1,011,155 square meters as of December 31, 2015. We have subsequently sold one piece of land in Meishan of approximately 48,867 square meters in the first quarter of 2016.

Our cell and module manufacturing facilities are located at Yixing, Jiangsu Province, where we occupied a site area of approximately 179,500 square meters as of December 31, 2015.

Except as noted otherwise, we own the facilities completed and under construction and the right to use the relevant land for the durations described below. We also include information relating to the capacity of and major equipment at our facilities below. We believe that our existing facilities, together our facilities under construction, are adequate for our operation in 2016.

	Facility	Construction Area (square	Duration of Land	Annual Manufacturing Capacity as of December 31,			Expected Annual Manufacturing Capacity as of December 31,	Major
Products	No.	meters)	Use Right	2013	2014	2015	2016	Equipment
Monocrystalline ingots and wafers	1	42,000	January 2007 to November 2053 (a plot of 22,000 square meters); May 2006 to November 2053 (a plot of 18,000 square meters); and October 2006 to October 2056 (a plot of 23,000 square meters)	200 MW	200 MW	200 MW	200 MW	Monocrystalline furnaces, NTC wire saws
	3	46,000	July 2007 to July 2057
Multicrystalline ingots and wafers	2	27,000	January 2007 to December 2056	1,800 MW	1,800 MW	1,800 MW	2,200 MW	ALD multicrystalline furnaces, TOKYO ROPE multicrystalline furnaces, Zhejiang Jinggong multicrystalline furnaces, HCT wire saws and Meyer Burger wire saws
	4	50,000	May 2008 to April 2058
Polysilicon	5	75,000	August 2008 to August 2058	6,000 metric tons	6,000 metric tons	6,000 metric tons	6,000 metric tons	Deposition reactors, rectifying tower and hydrogenation reactor
Cells	6	42,958	February 2008 to December 2056	240 MW	240 MW	240 MW	240 MW	Cell printing, testing and sorting equipment
Modules				1,200 MW	1,200 MW	1,200 MW	1,200 MW

As of December 31, 2015, short-term borrowings of $307.6 million and long-term borrowings of $9.3 million were secured by property, plant and equipment with carrying amounts of $511.1 million, investment of $188.5 million and prepaid land use rights of $34.6 million. In addition, $318.0 million of borrowings were guaranteed by the personal assets of Mr. Xianshou Li, our chairman and chief executive officer, and his family, as of December 31, 2015, respectively.

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

Overview

We are a leading global brand and technology provider of energy-efficient products based in China. Capitalizing on our proprietary technologies, economies of scale, low cost production capabilities, technical innovations and know-how and leveraging our in-house polysilicon, wafer and module manufacturing capabilities, we provide our customers with high quality, cost competitive solar power products and processing services. We provide high quality solar power products to a global network of suppliers and customers, which includes leading global manufacturers of solar cells and modules and distributors, installers and end users of solar modules.

We sell solar wafers primarily to solar cell and module manufacturers globally. In 2015, a significant portion of our wafer sales were made to companies based in Asia, primarily to leading solar cell and module companies in China, South Korea, India and Singapore. The majority of our module sales in 2015 were made to distributors across the globe including distributors in Europe, the United States and the Asia-Pacific region. We have begun to refine our module sales strategy to sell directly to end users in order to enhance our pricing power and increase our profit margin. We believe that one of the most cost-effective and innovative ways to improve module efficiencies is through enhanced wafer technologies, an area where we have historical expertise. In addition, we have continued to focus on implementing various cost reduction programs and have reduced our silicon consumption rate and non-silicon wafer processing costs. We have greatly expanded our manufacturing capacity since we began the production of solar wafers. We believe we possess one of the largest solar wafer manufacturing facilities in China based on production capacity as of December 31, 2015. In 2013, 2014 and 2015, we shipped 3,218.0 MW, 2,878.2 MW and 2,748.8 MW of solar power products.

Starting from early 2014, we began to expand our operations into the broader energy efficient products and services business and into downstream solar power projects. While we remain focused on our retail and residential-oriented business development, we selectively pursue high quality and low-risk solar power project opportunities, especially distributed generation projects, and have been building our new solar portfolio comprised of those projects, in the United Kingdom, North America, Japan, and other emerging markets. In 2015, we sold three utility-scale solar power projects totaling approximately 57.5 MW in the United Kingdom and three utility-scale solar power projects totaling approximately 1.8 MW in Japan. We also entered into sales agreements in connection with the sale of one utility-scale solar power projects totaling approximately 13.5 MW in the United Kingdom in 2015. For details of our project development pipeline, see “Item 4. Information on the Company¾B. Business Overview—Solar Power Project Development.”

At the end of September 2013, we concluded that our efforts to sufficiently reduce the cost of polysilicon production as compared to the prevailing market price were not successful. After conducting a further internal assessment we determined that it was no longer feasible to operate the Phase I facility without incurring a loss and to recognize the impairment charge in our wafer segment accordingly. Production at the Phase I facility of our polysilicon manufacturing facility in Sichuan Province was permanently discontinued in October 2013. As a result, we recognized a non-cash impairment charge of $194.7 million on long-lived assets associated with our Sichuan polysilicon factory. Our remaining Phase II polysilicon facility currently has an annual polysilicon manufacturing capacity of 6,000 metric tons. After eliminating our Phase I facility, our remaining in-house polysilicon production is cost-efficient compared to the prevailing market price of polysilicon, which we believe will help our overall profitability. In addition, we believe the discontinuation will help reduce our power consumption and depreciation and therefore help to enhance our profitability going forward. Our remaining Phase II polysilicon facility was running at full capacity and helped to contribute positively to our cash flows in 2015. While the solar sector remains highly competitive and subject to political uncertainties, we believe that our international approach to our module business and continuing investments in new technologies will support our long-term goals.

Our net revenues increased from $1,519.6 million in 2013 to $1,561.5 million in 2014 and decreased to $1,282.0 million in 2015. We recorded an operating income of $29.3 million and a net loss of $5.1 million in 2015, compared to an operating income of $8.2 million and a net loss of $33.6 million in 2014, and an operating loss of $221.4 million and a net loss of $258.9 million in 2013.

Our growth is driven by industry demand for solar power products and power, our ability to win market share from our competitors, our ability to manage our manufacturing capacity and production output, and our ability to improve operational efficiencies. Significant factors that affect the financial performance and results of operations of our solar power products are:

·	imposition of anti-dumping and countervailing orders;

·	industry demand and product pricing;

·	manufacturing capabilities;

·	advancements in process technologies;

·	availability and prices of raw materials;

·	government subsidies and incentives; and

·	solar power project development.

Imposition of Anti-dumping and Countervailing Orders

Trade actions initiated in the United States and other jurisdictions, and the resulting anti-dumping and countervailing duties imposed on solar imports in those jurisdictions have caused disruption in the solar markets, resulted in additional costs to our customers and materially and adversely affected our business. The 2011 anti-dumping and countervailing duties investigation in the United States resulted in the imposition of certain tariffs on solar modules with cell components produced in China. The 2012 investigations of anti-dumping and countervailing duties in the European Union resulted in setting a price floor for Chinese-made solar products.

On December 31, 2013, another petition was filed with the USDOC to initiate an anti-dumping and countervailing duty investigation regarding certain Chinese solar products. On March 25, 2014, we received a letter from the USDOC in which we were named as one of the mandatory respondents related to the anti-dumping investigation. We have fully cooperated and intend to continue to cooperate. According to the World Trade Organization rules, the USDOC has to guarantee that the export quantities of the sampled companies accounted for a certain percentage of the total export sales of China. It is common practice for the USDOC to select certain companies with relatively large market share in the United States to participate in the investigation. We fully cooperated with the investigation proceedings to pursue the best outcome for us, as well as the industry. On December 16, 2014, the USDOC determined that imports of certain CSPV products were dumped in the United States from China and Taiwan and imports of certain CSPV products from China received countervailing subsidies. Following the USDOC determination, on January 21, 2015, USITC determined that imports of certain CSPV products from mainland China and Taiwan materially injured the domestic industry. As a result of the USITC’s affirmative determinations, the USDOC issued countervailing duty orders on imports of these products from mainland China and anti-dumping duty orders on imports of these products from China and Taiwan. On February 18, 2015, the USDOC amended its final affirmative countervailing duty determination to correct an error regarding the inclusion of a subsidy program that was not properly reflected on the record of the investigation. Under the amended final determination of the USDOC, we received a final dumping cash deposit rate of 78.42% and a final countervailing cash deposit rate of 38.43% for our U.S. imports. The U.S. system imposes final duties retroactively, so that the actual duty rates at which our U.S. imports will be finally assessed may differ from the announced cash deposit rates based on the completion of administrative reviews which will be conducted related to these anti-dumping and countervailing duty orders. On April 7, 2016, the USDOC initiated its first administrative review, which will assess duties for our imports into the United States covering the period July 31, 2014 through January 31, 2016. The first administrative review is anticipated to conclude by around the first half of 2017.

In the interest of our customers and shareholders, we have discontinued our shipments to the United States of the products subject to the 78.42% dumping cash deposit rate and the 38.43% final countervailing cash deposit rate since March 2014. We believe that such discontinuation of shipments would not have a material adverse impact on our financial results. We have overseas capacity through our network of OEM facilities that we can use to continue shipping to the United States without any potential tariff risk. While we oppose the petition raised against certain products from China, we are well prepared and well positioned to meet this challenge and will continue to support U.S. consumers with our top quality module products that are not the subject of the trade proceedings. We expect that we can continue to leverage our global presence, and optimize our geographic distribution to our advantage.

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

Our product prices are based on a variety of factors, including polysilicon costs, supply and demand conditions globally, the quality of our products, our pricing strategy, and the terms of our customer contracts, including sales volumes, and the terms on which certain customers supply us with silicon raw materials under buy-and-sell arrangements, taking into account the strength and history of our relationship with said customer. The solar industry has seen an increase in demand for solar power products due in part to the improvement of global economic conditions since 2009, when the global economic downturn had a material impact on the demand for solar power products. Despite a recovery in demand, the prices of solar power products have been volatile in recent years due to the unstable supply of solar power products. Moreover, the solar industry is expected to continue to be highly competitive. Increased production efficiencies and improved technologies may further reduce polysilicon costs and other silicon raw materials, which have already declined significantly over the past few years. In addition, Europe’s challenging financing environment resulted in weaker demand in Europe for most of 2011 and 2012, traditionally the solar industry’s most important market. In 2013, the global oversupply situation was mitigated due to industry restructuring and integration, resulting in a recovery in the solar industry reflected by an increase in the average selling prices throughout the solar value chain, including but not limited to polysilicon, wafers, cells, and module prices. In 2014, the average selling price throughout the solar value chain continued to stabilize, with module prices decreasing during the second half of the year, mainly as a result of foreign exchanges fluctuations. In 2015, the market price of polysilicon declined from $21 per kilogram to $14 per kilogram, while the average selling price of cell started to rise in the middle of the year, the average selling price of wafer started to rise in the fourth quarter and the average selling price of modules slightly decreased. We believe the module pricing trends, together with the lowering of costs throughout most of the solar power value chain, will continue and will further improve end-user affordability and increase demand for solar-generated electricity. In order to achieve positive margins, we will need to continue to control and reduce our costs of revenues and operating costs. In addition, fluctuations in exchange rates could affect our net profit margins and could result in foreign exchange losses and operating losses. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Fluctuations in exchange rates may have a material adverse effect on your investment” and “Item 11—Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Risk.”

Wafer Manufacturing Capability Complemented by Polysilicon, Cell and Module Manufacturing Capabilities

We continue to execute our strategy to enhance our competitive platform built on product quality, cost-effective manufacturing capabilities, technology and brand recognition in our solar power product business supported by integrated manufacturing of in-house polysilicon and solar cells. Through reducing costs, better quality control and shortening our production cycle, we capitalize on increasing demand for our high quality products by leveraging and strengthening our core customer relationships to further drive revenue growth. We believe the economies of scale resulting from our increasing manufacturing capacity have enhanced, and will continue to enhance, our cost structure and manufacturing efficiency. We believe our vertically integrated model and integrated manufacturing capabilities allow us to ensure the quality of our solar power products and reduce our reliance on the quality assurances of third-party suppliers. Moreover, our vertical integration allows us to gain an early understanding of trends in PV product pricing, better anticipate market conditions and take advantage of market opportunities more quickly and efficiently. See “Item 4. Information on the Company—B. Business Overview” for the updates on our annual solar wafer manufacturing capacity, our annual cell and module manufacturing capacities and our polysilicon facility.

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

Availability and Prices of Raw Materials

Polysilicon is the primary raw material used to make crystalline silicon solar wafers, the market price of which may fluctuate as a result of economic conditions and the relative supply and demand for polysilicon. The market price of polysilicon increased due to the market recovery to between $17 and $20 per kilogram in the fourth quarter of 2013. In 2014, such price stabilized at around approximately $20 per kilogram. In 2015, the market price of polysilicon declined from $21 per kilogram to $14 per kilogram.

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

Solar Power Project Development

In 2015, we recognized $110.7 million of net revenues from the sales of our solar power projects, representing approximately 8.6% of our total net revenues. Almost all of these revenues came from the sale of solar power projects developed by us. Our solar power project development activities have expanded over the past several years through a combination of organic growth and acquisition of project development rights. We develop our solar power projects with a view to selling them to third party purchasers. Our ability to identify and engage credit-worthy purchasers timely and to negotiate favorable purchase price and payment terms directly affects our profitability. If we are unable to identify and appropriate buyers in the short term, we may also determine to own and operate some of the projects from time to time and generate revenue by generating and selling electricity to the grid companies. We operate and maintain these projects by our own operation and maintenance team to ensure the uninterrupted generation of electricity and to prolong the usable life of solar modules and other equipment. We expect that our revenues from solar power projects and its importance to our overall business will continue to increase in the following years.

Solar power projects developments involve numerous risks and uncertainties. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We face uncertainties in connection with the implementation of our business strategy to transform our business focus from wafer and module manufacturing to global energy efficient products and services and downstream solar power projects.”

Overview of Financial Results

Net Revenues

Historically, we derived revenue primarily from sales of solar wafers. However, since 2012, our module sales have contributed the majority of our revenues. We also began to sell solar power projects and recognize revenue from sale of solar power projects in a separate business segment in 2015. Set forth below is the breakdown of our net revenues by segment in absolute amount and as a percentage of total net revenues for the periods indicated.

	Year Ended December 31,
	2013		2014		2015
	(in thousands, except percentages)
Net revenues
Solar wafers(1)(2)	$366,161	24.1%	$223,489	14.3%	$225,633	17.6%
Solar modules (3)(4)(5)	1,141,964	75.1	1,329,268	85.1	940,011	73.3
Solar power projects(6)(7)	11,510	0.8	8,740	0.6	116,387	9.1
Total	$1,519,635	100.0%	$1,561,497	100.0%	$1,282,031	100.0%

(1)	Included approximately $315.0 million, $182.5 million and $163.7 million from sales of solar wafers in the years ended December 31, 2013, 2014 and 2015, respectively.

(2)	Included approximately $51.1 million, $41.0 million and $61.9 million from sales of other materials in the years ended December 31, 2013, 2014 and 2015, respectively.

(3)	Included approximately $1,116.9 million, $1,309.0 million and $920.3 million from sales of solar modules in the years ended December 31, 2013, 2014 and 2015, respectively.

(4)	Included approximately $23.9 million, $12.4 million and $8.3 million from sales of solar cells in the years ended December 31, 2013, 2014 and 2015, respectively.

(5)	Included approximately $1.2 million, $7.8 million and $11.5 million from service revenue from tolling arrangements with respect to solar modules in the years ended December 31, 2013, 2014 and 2015, respectively.

(6)	Included nil, nil and approximately $110.7 million from sales of solar power projects for the years ended December 31, 2013, 2014 and 2015, respectively.

(7)	Included approximately $11.5 million, $8.7 million and $5.6 million from sales of electricity generated by our power systems in China for the years ended December 31, 2013, 2014 and 2015, respectively.

Our net revenues derived from product sales are net of VAT, sales returns and exchanges. Factors affecting our net revenues derived from product sales include our unit sales volume and average selling price. We decreased wafer shipments in 2013 because we used more of our wafer manufacturing output for our own module manufacturing to support our business strategy to become an integrated module provider. In 2014 and 2015, we continued to shift our business focus towards the higher margin module business by using most of the wafers produced internally Average selling prices throughout the solar value chain, including but not limited to polysilicon, wafers, cells, and module prices, increased in 2013 because the solar market recovered gradually due to industry restructuring and integration. In 2014, the average selling prices throughout the solar value chain remained stable, however, due to foreign exchange fluctuations, module prices declined gradually in the second half of 2014. In 2015, the market price of polysilicon declined from $21 per kilogram to $14 per kilogram, while the average selling price of cell started to rise in the middle of the year, the average selling price of wafer started to rise in the fourth quarter and the average selling price of modules slightly decreased.

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

Our module shipments were 1.7 GW, 2.0 GW and 1.6 GW in 2013, 2014 and 2015, respectively. In 2013, our module shipment exceeded our wafer shipment for the first time in our company’s history, due to our business strategy of transitioning from a wafer manufacturer to an integrated module manufacturer. Our module shipments continued to exceed our wafer shipments since then. We sell our modules primarily to distributors and power plant developers. Our focus on which type of customers depends largely on the demand in the specific markets. In 2014, our top five module customers accounted for 28.9% of our module sales and 24.2% of our total net revenues, and our largest module customer accounted for approximately 9.3% of our module sales and 7.8% of our total net revenues. In 2015, our top five module customers accounted for 31.6% of our module sales and 22.7% of our net revenues, and our largest module customer accounted for approximately 15.8% of our module sales and 11.3% of our net revenues. We sell our modules through spot orders, short-term contracts with terms of less than one year and framework agreements. The prices for most orders, contracts, and framework agreements are based on the then market prices and trends.

We began to sell solar power projects and recognize revenue from sales of solar power projects in a separate business segment in 2015. Our revenues from the sale of solar power projects accounted for 8.6% of our total net revenues in 2015. Revenue recognition for our solar power projects are, in many cases, not linear in nature due to the timing of when all relevant revenue recognition criteria have been met. Our revenue recognition policies for the sales of solar power projects are described in “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies—Revenue Recognition.”

Geographical Distribution

In 2013, 2014 and 2015, a significant portion of our wafer sales were made to companies based in Asia, primarily to leading solar cell and module companies in China, Singapore, South Korea and India.

A majority of our module sales in 2014 and 2015 were made to distributors located in Europe. Solar power manufacturers like us have capitalized on government and regulatory policies for the promotion of solar power in many jurisdictions. In order to continue growing our sales and to reduce our exposure to any particular market segment, we intend to broaden our geographic presence and customer base. However, Europe remained our most important market in 2015.

In 2015, we sold three utility-scale solar power projects totaling approximately 57.5 MW in the United Kingdom and three utility-scale solar power projects totaling approximately 1.8 MW in Japan. We also entered into sales agreements in connection with the sale of one utility-scale solar power projects totaling approximately 13.5 MW in the United Kingdom in 2015.

The following table sets forth the breakdown of our net revenues by geographic market, in absolute amount and as a percentage of total net revenues, for the periods indicated.

	Year Ended December 31,
	2013		2014		2015
	(in thousands, except percentages)

China	$417,469	27.5%	$227,182	14.5%	$264,803	20.7%
Other Asia Pacific Regions	337,830	22.2	554,635	35.5	535,853	41.8
Asia Pacific Regions Total	755,299	49.7	781,818	50.1	800,656	62.5
Europe	396,125	26.1	514,252	32.9	331,698	25.9
America	236,935	15.6	170,718	10.9	50,176	3.9
South Africa	18,432	1.2	13,912	0.9	17,069	1.3
Others	112,844	7.4	80,797	5.2	82,432	6.4
Total	$1,519,635	100.0%	$1,561,497	100.0%	$1,282,031	100.0%

Cost of Revenues

Our cost of revenues consists of costs for:

·	polysilicon raw materials;

·	consumables, including crucibles, steel sawing wires, slurry, glass and EVA film;

·	direct labor costs, including salaries and benefits for our manufacturing personnel;

·	overhead costs, including equipment maintenance and utilities such as electricity and water used in manufacturing;

·	depreciation of manufacturing facilities and equipment;

·	inventory write-down and contractor processing fees;

·	development costs (including interconnection fees and permitting costs) of solar power projects;

·	acquisition costs of solar power projects, if applicable;

·	project management and engineering costs;

·	EPC costs (consisting of costs of the components of solar power projects other than solar modules, such as inverters, electrical and mounting hardware, trackers, grid interconnection equipment, wiring and other devices);

·	interest costs capitalized for solar power projects during construction period; and

·	site-specific costs.

All of our costs relating to solar power products businesses increased in 2013 as we expanded our manufacturing capacity and increased our sales volume, then decreased slightly in 2014 and continued to decrease in 2015 due to our efforts to reduce costs of manufacturing. The increase in our polysilicon feedstock costs from 2013 to 2014 was attributable to increases in the volume of raw materials purchased. In 2013, the market prices for raw materials continued to decline, while the average selling prices of our products and other inventory also declined significantly. As a result, we recorded inventory write-downs of $0.7 million in 2013 which reflected the decreased value of our feedstock, work in progress and finished goods. In 2014, the market price for raw materials and the average selling prices of our products remained stable. We recorded an inventory write-down of $0.8 million in 2014. Before 2014, we classified warranty expenses as part of cost of revenues in the income statement. From the first quarter of 2014, we changed our accounting classification of warranty expenses from cost of revenues to selling expenses in order to better reflect our global OEM business operations and align our accounting policy to industry peers. The reclassification has been adopted retrospectively and the comparative consolidated income statement amounts for the years ended December 31, 2010 to 2013 have been adjusted accordingly. In 2015, the market prices for raw materials decreased, while the average selling prices of our products also decreased. We recorded inventory write-down of $0.6 million in 2015.

For utility-scale solar power projects built by us, we may need to perform an energy generation performance test during the first and second year of the solar power plant’s operation. Such a test is designed to demonstrate that the actual energy generation for the first and second year meets or exceeds the modeled energy expectation, after certain adjustments and exclusions. If there is an underperformance event, determined at the end of the first and second year after substantial completion, we may incur liquidated damages as a percentage of the EPC contract price, and in one case, repurchase the project asset upon buyer's request.

In addition, for utility-scale solar power projects built by us, we may need to perform an energy generation performance test during the first and second year of the solar power plant’s operation. Such a test is designed to demonstrate that the actual energy generation for the first and second year meets or exceeds the modeled energy expectation, after certain adjustments and exclusions. If there is an underperformance event, determined at the end of the first and second year after substantial completion, we may incur liquidated damages as a percentage of the EPC contract price.

Gross Margin

Our gross margin is affected by changes in our net revenues and cost of revenues. Our net revenues of our solar power product businesses are determined by the average selling price of our products, as well as the volume of products that we are able to sell. Our cost of revenues of our solar power product businesses is affected by our ability to manage raw material costs and our ability to manage our manufacturing processes efficiently. Our gross margin of solar power project business is affected by the gross margin of each individual solar power project we sell, which is determined by our ability to negotiate the sales price, as well as our ability to effectively control the project acquisition and development costs. Our gross margin increased from 7.4% in 2013 to 13.4% in 2014, primarily due to an increase in the average selling price of modules, increased module shipments as well as a decrease in the cost of modules and wafers which resulted from our cost control measures. Our gross margin increased from 13.4% in 2014 to 14.7% in 2015, primarily due to a decrease in our wafer processing cost and the higher gross margin associated with our solar power project business.

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

Our sales and marketing expenses increased in 2014 from 2013, primarily because we increased our sales efforts, hired additional sales personnel, improved workmanship, and established a minimum power output warranty for our module products consistent with the industry averages, targeted new markets and initiated additional marketing programs to build our brand. We expect our sales and marketing expenses to remain stable in the immediate future. Our sales and marketing expenses decreased in 2015 from 2014, primarily due to a decrease in sales volume of our solar power products.

We began selling solar modules in June 2009 after our acquisition of ReneSola Jiangsu. Module sales typically carry a warranty for minimum power output of up to 25 years following the date of sale. We also provide warranties for our solar modules against defects in materials and workmanship for a period of ten years from the date of sale. We accrued warranty expenses from solar module sales of approximately $9.8 million in 2013, $13.1 million in 2014 and $8.8 million in 2015. Our warranties were calculated based on 1.0% of the current average selling price of our solar modules.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries, bonuses and benefits for our administrative and management personnel, consulting and professional service fees and travel and related costs of our administrative and management personnel. In 2013, 2014 and 2015, we recognized share-based compensation expenses in connection with options granted to certain members of our management team. In 2014, our general and administrative expenses increased compared to 2013, primarily because of an increase in the general needs of growing our business and an increased number of international offices and warehouses used to explore international development opportunities. Our general and administrative expenses decreased in 2015 from 2014, primarily due to our effective expense control measures. We expect our general and administrative expenses to remain stable in the immediate future.

Research and Development Expenses

Research and development expenses primarily relate to equipment and raw materials used in our research and development activities, research and development personnel costs, and other costs related to the design, development, testing and enhancement of our products and processes. In 2013, 2014 and 2015, our research and development expenses were approximately $46.5 million, $52.6 million and $43.9 million, respectively.

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

Other Operating Income and Expenses

We also recognized other operating income and expenses from the disposal of fixed assets and land use rights, government grants and forfeitures of advances from customers.

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

We believe that the decrease of internal supply of polysilicon with the discontinuation can be offset through purchasing from external supplies at a market price lower than the production cost achieved at the discontinued Phase I facility. We believe that we have benefited from lower power consumption and depreciation as a result of the discontinuation of the Phase I facility, which will keep our production cost at or below our target level and result in making our in-house production more cost-efficient as compared with current market prices of polysilicon. The improvement of our Sichuan polysilicon facility has helped to contribute positively to our cash flows in 2015.

In 2014 and 2015, we did not recognize any impairment of long-lived assets.

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

Our foreign currency exchange gain or loss results from our net exchange gains and losses on our monetary assets and liabilities denominated in foreign currencies during the relevant period. Our functional currency is the U.S. dollar. Foreign currency transactions have been translated into the functional currency at the exchange rate prevailing on the date of the transaction. Foreign currency denominated monetary assets and liabilities are translated into our functional currency at exchange rates prevailing on the balance sheet date. Our reporting currency is the U.S. dollar. Assets and liabilities have been translated into our reporting currency using exchange rates prevailing on the balance sheet date. Income statement items have been translated into our reporting currency using the weighted average exchange rate for the relevant periods. Translation adjustments have been reported as comprehensive income. In 2013, 2014 and 2015, we had foreign currency exchange loss of $0.4 million, $27.0 million and $2.1 million, respectively. The significant foreign exchange loss in 2014 was primarily due to the significant rise of the U.S. dollar against the Euro and Japanese yen during the period. The foreign exchange loss in 2015 was primarily due to the depreciation of Renminbi.

We recorded gains of $0.6 million, gains of $6.1 million and loss of $6.0 million on derivative instruments from foreign currency forward exchange contracts, in the years ended December 31, 2013, 2014 and 2015, respectively.

We recorded gains on disposal of subsidiaries of nil, $8.3 million and nil in 2013, 2014 and 2015, respectively.

We recorded nil, gains of $7.0 million and gains of $13.7 million in 2013, 2014 and 2015, respectively, on the repurchase of our convertible bonds due to the repurchase price discount.

We recorded a fair value change of warrant liability of $3.2 million, $7.5 million and $1.3 million in 2013, 2014 and 2015, respectively.

Taxation

Under the current laws of the British Virgin Islands, we are not subject to any income or capital gains tax. Additionally, dividend payments made by us are not subject to any withholding tax in the British Virgin Islands.

PRC enterprise income tax is calculated primarily on the basis of taxable income determined under PRC Enterprise Income Tax Law. In March 2007, the National People’s Congress of China enacted a new Enterprise Income Tax Law, which became effective on January 1, 2008. In December 2007, the State Council of China promulgated the Implementing Regulation of the new Enterprise Income Tax Law, which became effective on January 1, 2008. The Enterprise Income Tax Law imposes a unified enterprise income tax rate of 25% on all domestic enterprises and foreign-invested enterprises unless they qualify under certain limited exceptions.

Under the Provisional Regulation of China on Value Added Tax and its implementing rules, all entities and individuals engaged in the sale of goods, the provision of processing, repairs and replacement services, and the importation of goods into China are generally required to pay VAT at a rate of 17% of the gross sales proceeds received, less any deductible VAT already paid or borne by the taxpayer. Further, when exporting goods, the exporter is entitled to a partial or full refund of VAT that it has already paid or borne. Accordingly, we are subject to a 17% VAT with respect to our sales of solar wafers in China. Our PRC subsidiaries, ReneSola Zhejiang and ReneSola Jiangsu, are eligible to VAT refund for their export sales. ReneSola Zhejiang has been entitled to a 13% refund on VAT that it had already paid or borne with respect to the export of solar wafers since April 1, 2009. The VAT refund applicable to ReneSola Jiangsu is 17%. Imported raw materials that are used for manufacturing export products and are deposited in bonded warehouses are exempt from import VAT.

If it is more likely than not that some or all of the deferred tax assets will not be realized, we will provide for valuation allowances based on available evidence. As of December 31, 2015, our PRC subsidiaries had net operating losses carry forwards of $291.0 million (before deferred tax assets valuation allowance), of which $19.5 million will expire in 2016, $151.9 million will expire in 2017, $54.1 million will expire in 2018, $64.4 million will expire in 2019, and $1.1 million will expire in 2020. ReneSola America had net operating loss carry forwards of $15.0 million, which will expire from 2032 to 2035. ReneSola Deutschland GmbH had net operating loss carry forwards of $13.1 million, which can be offset in future without any time restriction.

We consider positive and negative evidence to determine whether some portion or all of the deferred tax assets will not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, our experience with tax attributes expiring unused and tax planning alternatives. We have considered the following possible sources of taxable income when assessing the realization of deferred tax assets:

·	tax planning strategies;

·	future reversals of existing taxable temporary differences; and

·	further taxable income exclusive of reversing temporary differences and carryforwards.

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible for tax purposes. As a result, we have recognized a valuation allowance against tax loss carry forwards of $134.9 million, $145.3 million and $126.6 million as of December 31, 2013, 2014 and 2015, respectively.

The corporate income tax rate is 25% for our subsidiaries incorporated in PRC. In addition, our subsidiaries ReneSola Zhejiang, ReneSola Jiangsu and Sichuan ReneSola currently qualify as high-new technology enterprises and enjoy a reduced income tax rate of 15%. The current high-new technology enterprise status of ReneSola Zhejiang, ReneSola Jiangsu and Sichuan ReneSola was renewed in 2015 and will be valid for a term of three years until December 31, 2017.

For PRC entities, the qualified research and development expenses incurred by them for development of new technology, new products and new techniques could have a 50% super deduction in addition to the actual expense deductions for PRC enterprise income tax purposes. ReneSola Jiangsu and Sichuan ReneSola are eligible for such R&D super deduction.

In 2015, we had overseas operations in the United States, Singapore, Germany, Bulgaria, Australia, Japan, India, Luxembourg, Romania, the United Kingdom, South Africa, Croatia, Panama and Korea. The corporate income tax rates in these jurisdictions range from 10% to 40%.

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

Solar Power Products

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

Solar Power Projects

We recognize revenue from the sale of project assets in accordance with ASC 360-20, Real Estate Sales. For these transactions, we have determined that the project assets, which represent the costs of constructing solar power projects, represent “integral” equipment and as such, the entire transaction is in substance the sale of real estate and subject to the revenue recognition guidance under ASC 360-20 Real Estate. Under the provisions of real estate accounting, we recognize revenue under full accrual method when all of the following requirements are met: (a) the sales are consummated; (b) the buyer’s initial and continuing investments are adequate to demonstrate its commitment to pay; (c) the receivable is not subject to any future subordination; and (d) we have transferred the usual risk and rewards of ownership to the buyer. Specifically, we consider the following factors in determining whether the sales have been consummated: (a) the parties are bound by the terms of a contract; (b) all consideration has been exchanged; (c) permanent financing for which the seller is responsible has been arranged; and (d) all conditions precedent to closing have been performed, and we do not have any substantial continuing involvement with the project.

For sales agreements that have energy generation performance guarantees within certain timeframe, if there is an underperformance event, we may incur liquidated damages as a percentage of the EPC contract price. The revenue recognized is reduced by the maximum amount of the payable liquidated damage, which amount is deferred until the end of the guarantee period.

For sales agreements that have conditional repurchase clauses if certain events occur, such as not achieving specified guaranteed performance level within a certain timeframe, we will not recognize revenue on such sales agreements until the conditional repurchase clauses are of no further force or effect and all other necessary revenue recognition criteria have been met.

Deferred Project Revenue

Deferred project revenue was $nil and $32.4 million as of December 31, 2014 and 2015, respectively, and represented customer payments received or customer billings made under the terms of solar power project related sales contracts for which all revenue recognition criteria for real estate transactions have not yet been met. The associated solar power project related costs are included as deferred project costs. We classify such amounts as current or noncurrent depending on when all revenue recognition criteria are expected to be met, consistent with the classification of the associated deferred project costs.

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

At the end of September 2013, we concluded that we failed to achieve the cost reduction objectives of our ongoing technology improvement project, and as such we determined that it was no longer feasible to operate the Phase I facility without continuing to incur losses. We recognized the impairment charge of $202.8 million, including $194.7 million associated with the long-lived assets of the Phase I facility in our wafer segment, accordingly for the year ended December 31, 2013. Production at the Phase I facility was permanently discontinued in October 2013. There was no impairment loss of long-lived assets during the year ended December 31, 2014 and 2015.

Valuation of Deferred Tax Assets

We periodically evaluate the likelihood of the realization of deferred tax assets, and reduce the carrying amount of these deferred tax assets by a valuation allowance to the extent we believe it is more likely than not that some portion or all of the deferred tax assets will not be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carry forward periods, our experience with operating losses in the China solar power industry, tax planning strategies implemented and other tax planning alternatives. If our operating results are less than currently projected and there is no objectively verifiable evidence to support the realization of our deferred tax asset, additional valuation allowance may be required to further reduce our deferred tax asset. Based on the results of the analysis, we determined that it was more likely than not that certain deferred tax assets would not be realized before the expiration of the carryforward period. A valuation allowance of $126.6 million was established for the year ended December 31, 2015. We still believe that it is more likely than not that the remaining $16.2 million of deferred tax assets will be realized before the carryforward period expires.

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

In order to secure a stable supply of silicon materials and construction materials, we make advance payments to suppliers for raw material supplies and advances for purchases of long-lived assets which are offset against future deliveries. Advances to suppliers for purchases expected within twelve months as of each balance sheet date are recorded as advances to suppliers in current assets and those associated with purchases expected over longer periods of time. Future balances are recorded in non-current advance to suppliers. As of December 31, 2013, 2014 and 2015, advances to suppliers in current assets were $14.2 million, $27.5 million and $18.5 million, respectively, and non-current advance to suppliers for silicon raw material supplies were $5.6 million, nil and nil, respectively. Advances for property, plant and equipment are recorded in non-current assets and were $2.2 million, $1.8 million and $0.4 million as of December 31, 2013, 2014 and 2015, respectively. We do not require collateral or other security against our advances to suppliers. We perform ongoing credit evaluations on the financial condition of our suppliers as our claims for such prepayments are unsecured, which expose us to the suppliers’ credit risk. As of December 31, 2015, $4.4 million of allowance was provided against the advances to suppliers.

For the years ended December 31, 2013, 2014 and 2015, we made provisions for doubtful receivables, advances to suppliers and advances for purchases of property, plant and equipment in the aggregate amount of $3.7 million, $5.7 million and $0.1 million, respectively.

Warranty Expenses

Our solar modules are typically sold with 25 year warranties against specified declines in the initial minimum power generation capacity at the time of delivery. We also provide warranties for solar modules against defects in materials and workmanship for a period of five or ten years from the date of sale. Warranty cost is accrued at the point the related module revenue is recognized. Due to our limited solar module manufacturing history, we do not have a significant history of warranty claims. Cost of warranties is estimated based on an assessment of our and competitors’ accrual history, industry-standard testing, estimates of failure rates from quality review and other assumptions that are considered to be reasonable under the circumstances. Actual warranty costs are accumulated and charged against accrued warranty liability. To the extent that actual warranty cost differs from the estimates, we will prospectively revise the accrual rate. As such estimates are subjective, we will continue to analyze our claim history and the performance of our products and compare against our competitors, industry data for warranty claims, and other assumptions, such as academic research, to determine whether our accrual is adequate. We have adopted a warranty accrual rate of 1.0% of PV module revenues, based on our assessment of industry norms which also represents our best estimate to date. Should we begin to experience warranty claims differing from our accrual rate, we would prospectively revise the warranty accrual rate. We revised downward the estimated cost to satisfy our outstanding product warranty by approximately $7.8 million for the year ended December 31, 2012, attributable primarily to a decrease in the average selling prices of solar modules, a primary input into the estimated costs of our warranty policy. From the first quarter of 2014, we reclassified warranty expenses from cost of revenues to selling expenses, to better reflect our global OEM business operations and align our accounting policy to industry peers. The reclassifications have been adopted retrospectively and the comparative consolidated income statement amounts for the years ended December 31, 2010 to 2013 have been adjusted accordingly. We adjusted downward the estimated warranty expenses by $3.2 million to reflect our outstanding product warranty for the year ended December 31, 2015, primarily due to the decrease in average selling price of our solar modules, which is a primary factor for determining the estimated warranty expenses.

For utility-scale solar power projects built by us, we provide performance warranty which we may need to perform an energy generation performance test during the first and second year of the solar power plant’s operation. Such a test is designed to demonstrate that the actual energy generation for the first and second year meets or exceeds the modeled energy expectation, after certain adjustments and exclusions. If there is an underperformance event, determined at the end of the first and second year after substantial completion, we may incur liquidated damages as a percentage of the EPC contract price.

Project Assets and Deferred Project Costs

In 2012, we began entering into arrangements to develop commercial solar power systems, or project assets, for sale upon their completion. Project assets consist primarily of costs relating to solar power projects in various stages of development that are capitalized prior to entering into a definitive sales agreement for the solar power project. These costs include certain acquisition costs, land costs and costs for developing and constructing a solar power system. Development costs can include legal, consulting, permitting, and other similar costs. Construction costs can include execution of field construction, installation of solar equipment, and solar modules and related equipment. Interest costs incurred on debt during the construction phase are also capitalized within project assets. We do not depreciate the project assets, when they are considered held for sale. Any revenue generated from a solar power system connected to the grid would be considered incidental revenue and accounted for as a reduction of the capitalized project costs for development. In addition, we present all expenditures related to the development and construction of project assets as a component of cash flows from operating activities.

During the development phase, these project assets are accounted for in accordance with the recognition, initial measurement and subsequent measurement subtopics of ASC 970- 360, as they are considered in substance real estate.

While the solar power projects are in the development phase, they are generally classified as non-current assets, unless it is anticipated that construction will be completed and sale will occur within one year.

Project assets are classified as current assets on the consolidated balance sheets when the criteria in ASC 360-10-45-9 are met. If not met, we will reclassify them to property, plant and equipment, unless the delay in the period required to complete the sale is caused by events or circumstances beyond our control. In 2014, we reclassified two project assets in Romania to property, plant and equipment with the carrying value of $27,127,591.

Deferred project costs represent costs that are capitalized as project assets for arrangements that are accounted for as real estate transactions after we have entered into a definitive sales arrangement, but before the sale is completed or before all criteria to recognize the sale as revenue is met. We classify deferred project costs as noncurrent if all revenue recognition criteria are not expected within the next 12 months. As of December 31, 2015, we entered into a sale transaction for one project asset, which includes contractual provisions which may require us to repurchase the project asset under certain circumstances. The repurchase provisions expire on June 30, 2017. In connection with this transaction, we have classified the project asset as deferred project costs and the cash received in connection with the sales price as deferred revenue of $20.9 million and $25.4 million, respectively.

We review project assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. We consider a project commercially viable or recoverable if it is anticipated to be sold for a profit once it is either fully developed or fully constructed. We consider a partially developed or partially constructed project commercially viable or recoverable if the anticipated selling price is higher than the carrying value of the related project assets. We examine a number of factors to determine if the project will be recoverable, the most notable of which include whether there are any changes in environmental, ecological, permitting, market pricing or regulatory conditions that impact the project. Such changes could cause the costs of the project to increase or the selling price of the project to decrease. If a project is not considered recoverable, we impair the respective project assets and adjust the carrying value to the estimated recoverable amount, with the resulting impairment recorded within operations. We did not recognize any impairment losses on project assets for the years ended December 31, 2014 and 2015, respectively.

Segment Operations

In 2013 and 2014, we operated in two principal reportable business segments, namely wafer sales segment and cell and module sales segment. In 2015, we began to report revenue from sales of solar power projects and generation of electricity as a separate segment. We currently operate our business in three principal reportable business segments:

·	wafer sales segment, which involves the manufacture and sales of monocrystalline and multicrystalline solar wafers and processing services;

·	cell and module sales segment, which involves the manufacture and sales of solar cells and modules; and

·	solar power projects segment, which involves sales of solar power projects, and electricity generation revenue of certain project assets we own and operate which were reported under our other business segment during previous years.

The three segments are evaluated regularly by our chief executive officer to decide how to allocate resources and to assess performance. We do not allocate operating expenses by segment.

We began selling solar modules in June 2009 after our acquisition of ReneSola Jiangsu. ReneSola Jiangsu began its cell manufacturing in October 2008 and module manufacturing in November 2005. As of December 31, 2015, ReneSola Jiangsu had an annual cell manufacturing capacity of 240 MW and an annual module manufacturing capacity of 1,200 MW. Although sales from our wafer segment have been our dominant business since the end of 2011, we have shifted our focus to the module segment and in 2014 transformed our business so that we now primarily produce modules. In addition, starting from 2015, in line with our expansion into downstream solar power projects businesses, we began to recognize revenue from sales of solar power projects. See “—Results of Operations” for a discussion of period-to-period comparisons between the segments.

Results of Operations

The following table sets forth a summary, for the periods indicated, of our consolidated results of operations with each item expressed as a percentage of our total net revenues, except for the percentages of gross margin which represent the gross margin of each segment or our overall gross margin, as applicable.

	For the Year Ended December 31,
	2013		2014		2015
	(in thousands, except percentages)
Net revenues
Solar wafers(1)(2)	$366,161	24.1%	$223,489	14.3%	$225,633	17.6%
Solar modules(3)(4)	1,141,964	75.1	1,329,268	85.1	940,011	73.3
Solar power projects(5)(6)	11,510	0.8	8,740	0.6	116,387	9.1
Total	1,519,635	100.0	1,561,497	100.0	1,282,031	100.0
Cost of revenues
Solar wafers(7)	(350,905)	(23.1)	(201,006)	(12.9)	(198,584)	(15.5)
Solar modules(8)	(1,051,981)	(69.2)	(1,146,392)	(73.4)	(802,295)	(62.6)
Solar power projects	(3,644)	(0.2)	(4,819)	(0.3)	(93,278)	(7.3)
Total	(1,406,530)	(92.6)	(1,352,214)	(86.6)	(1,094,157)	(85.3)
Gross profit and gross margin
Solar wafers	15,256	4.2	22,483	10.1	27,049	12.0
Solar modules	89,983	7.9	182,876	13.8	137,716	14.7
Solar power projects	7,866	68.3	3,924	44.9	23,109	19.9
Total	113,105	7.4	209,283	13.4	187,874	14.7
Operating (expenses) income:
Sales and marketing(5)	(75,595)	(4.9)	(93,067)	(6.0)	(72,295)	(5.6)
General and administrative	(55,633)	(3.7)	(67,294)	(4.3)	(59,290)	(4.6)
Research and development	(46,452)	(3.1)	(52,575)	(3.4)	(43,905)	(3.4)
Other operating (expenses) income	45,886	3.0	11,870	0.8	16,920	1.3
Impairment of long-lived assets	(202,757)	(13.3)	—	—	—	—
Total operating expenses	(334,551)	(22.0)	(201,066)	(12.9)	(158,570)	(12.4)
Income (loss) from operations	(221,446)	(14.6)	8,217	0.5	29,304	2.3
Non-operating income (expenses):
Interest income	8,443	0.6	5,010	0.3	2,875	0.2
Interest expense	(52,109)	(3.4)	(49,016)	(3.1)	(43,418)	(3.4)
Foreign exchange (losses) gains	(368)	(—) *	(27,009)	(1.7)	(2,137)	(0.2)
Gains (losses) on derivatives, net	634	— *	6,058	0.4	(6,031)	(0.5)
Gains on repurchase of convertible notes	—	—	7,048	0.4	13,693	1.1

	For the Year Ended December 31,
	2013		2014		2015
	(in thousands, except percentages)
Fair value change of warrant liability	3,203	0.2	7,455	0.5	1,313	0.1
Gain on disposal of subsidiaries	—	—	8,253	0.5	—	—
Total non-operating (expenses)	(40,197)	(2.7)	(42,201)	(2.7)	(33,705)	(2.6)
Loss before income tax, non-controlling interests	(261,643)	(17.2)	(33,984)	(2.2)	(4,401)	(0.3)
Income tax benefit (expense)	2,723	0.2	350	— *	(674)	(0.1)
Net loss	(258,920)	(17.0)	(33,634)	(2.2)	(5,075)	(0.4)
Net loss attributable to non-controlling interests	(4)	(—) *	(4)	— *	—	—
Net income (loss) attributable to holders of ordinary shares	$(258,916)	(17.0)%	$(33,630)	(2.2)%	$(5,075)	(0.4)%

*	Less than 0.1%.

(1)	Includes $51.1 million, $41.0 million and $61.9 million from sales of other materials in the years ended December 31, 2013, 2014 and 2015, respectively.

(2)	Includes approximately $2.9 million, $2.9 million and $0.05 million of net revenues in our solar wafer segment from products sold to related parties in 2013, 2014 and 2015, respectively. Net revenues in our solar wafer segment from products sold to related parties accounted for 0.2%, 0.2% and 0.003% of our total net revenues in 2013, 2014 and 2015, respectively.

(3)	Includes approximately $23.9 million, $12.4 million and $8.3 million from sales of solar cells in the years ended December 31, 2013, 2014 and 2015, respectively. For the years ended December 31, 2013, 2014 and 2015, the net revenues from solar modules also included approximately $1.2 million, $7.8 million and $11.5 million, respectively, from service revenue from tolling arrangements with respect to solar modules.

(4)	Includes approximately $0.3 million, nil and nil of net revenues in our solar module segment from products sold to related parties in 2013, 2014 and 2015, respectively. Net revenues in our solar module segment from products sold to related parties accounted for less than 0.1%, nil % and nil% of our total net revenues in 2013, 2014 and 2015, respectively.

(5)	Includes nil, nil and $110.7 million from sales of solar power projects in the years ended December 31, 2013, 2014 and 2015, respectively. Net revenues from sales of solar power projects accounted for nil, nil and 8.6% of our total net revenues in 2013, 2014 and 2015, respectively.

(6)	Includes $11.5 million, $8.7 million and $5.6 million from sales of electricity generated by our power systems held for use in the years ended December 31, 2013, 2014 and 2015, respectively. Net revenues from sales of electricity generated by our power systems held for use accounted for 0.7%, 0.6% and 0.4% of our total net revenues in 2013, 2014 and 2015, respectively.

(7)	Includes approximately $3.3 million, $2.7 million and $0.05 million of cost of revenues in our solar wafer segment from products sold to related parties in 2013, 2014 and 2015, respectively. The cost of revenues of our solar wafer segment from products sold to related parties accounted for 0.2%, 0.2% and 0.003% of the total net revenues in 2013, 2014 and 2015, respectively.

(8)	Includes approximately $0.2 million, nil and $nil of cost of revenues in our solar module segment from products sold to related parties in 2013, 2014 and 2015, respectively. The cost of revenues of our solar module segment from products sold to related parties accounted for less than 0.1%, nil% and nil% of the total net revenues in 2013, 2014 and 2015, respectively.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Net Revenues. Our net revenues decreased from $1,561.5 million in 2014 to $1,282.0 million in 2015 primarily due to decreases in our module shipments and average module selling price, partially offset by our revenue from sales of solar power projects in 2015.

Net revenues were $225.6 million for our wafer sales segment, $940.0 million for our modules sales segment and $116.4 million for our solar power project segment in 2015, compared to $223.5 million for our wafer sales segment, $1,329.3 million for our modules sales segment and $8.8 million for the solar power project segment in 2014. The increase in net revenues for wafer segment was primarily due to an increase in wafer shipments from 846.1 MW in 2014 to 1,088.6 MW in 2015, partially offset by a decrease in average wafer selling price from $0.216 per watt in 2014 to $0.181 per watt in 2015. The decrease in net revenues for module sales was primarily due to a decrease in the average module selling price from $0.664 per watt in 2014 to $0.576 per watt in 2015, as well as a decrease in module shipments from 1,970 MW in 2014 to 1,597 MW in 2015. Such decreases were primarily due to decreased volume of sales orders and the use of some in-house manufactured modules in our solar power projects. We began to generate revenue from sales of solar power projects in 2015. and recorded net revenue of $110.7 million from the sales of our solar power projects in 2015.

Cost of Revenues. Our cost of revenues decreased from $1,352.2 million in 2014 to $1,094.2 million in 2015. Specifically, cost of revenues for our wafer sales segment decreased from $201.0 million in 2014 to $198.6 million in 2015, cost of revenues for our module sales segment decreased from $1,146.4 million in 2014 to $802.3 million in 2015 and cost of revenues for our solar power project segment increased from $4.8 million in 2014 to $93.3 million in 2015. The decrease in wafer segment was primarily due to the lower processing cost. The decrease in module segment was primarily due to the decreased module shipment volume and the lower processing cost. The increase in solar power project segment was primarily due to our sales of solar power projects since 2015.

Gross Profit. Gross profit for 2015 was $187.9 million, compared to a gross profit of $209.3 million in 2014. Gross margin for 2015 was 14.7%, compared to a gross margin of 13.4% in 2014. The increase in gross margin was primarily due to a decrease in our wafer processing cost and the higher gross margin associated with our solar power project business.

Gross profit from our wafer sales segment for 2015 was $27.0 million, compared to $22.5 million in 2014. Gross margin from our wafer sales segment for 2015 was 12.0%, compared to 10.1% in 2014. Gross profit from our module sales segment decreased from $182.9 million in 2014 to $137.7 million in 2015. Gross margin from our module sales segment for 2015 was 14.7%, compared to 13.8% in 2014. Gross profit from our solar power project segment was $23.1 million in 2015, compared to $3.9 million in 2014. Gross margin from our solar power project segment for 2015 was 19.9%, compared to 44.9% for 2014.

Sales and Marketing Expenses. Sales and marketing expenses decreased from $93.1 million in 2014 to $72.3 million in 2015, and sales and marketing expenses as a percentage of net revenues decreased from 6.0% in 2014 to 5.6% in 2015, primarily due to a decrease in shipment expenses in line with our decreased module shipments, as well as a decrease in warranty expenses.

General and Administrative Expenses. General and administrative expenses decreased from $67.3 million in 2014 to $59.3 million in 2015, primarily due to our effective expense control measures. Our general and administrative expenses as a percentage of net revenues slightly increased from 4.3% in 2014 to 4.6% in 2015.

Research and Development Expenses. Research and development expenses decreased from $52.6 million in 2014 to $43.9 million in 2015. Our research and development expenses as a percentage of net revenues remained stable at 3.4% in 2014 and 2015.

Other Operating Income. We had other operating income of $16.9 million for 2015, compared to an operating income $11.9 million for 2014. Our other operating income consisted primarily of gains or losses on disposal of fixed assets and land use rights, subsidies received from the government, and gain from settlement of certain payables.

Interest Income and Expenses. Our interest income decreased from $5.0 million in 2014 to $2.9 million in 2015. Our interest expense decreased from $49.0 million in 2014 to $43.4 million in 2015, which was mainly due to the decrease in our total outstanding convertible senior bonds. As a result, we had an interest expense, net, of $40.5 million in 2015, compared to $44.0 million in 2014.

Foreign Exchange Gains or Losses. Our foreign exchange loss for 2015 was $2.1 million, compared to a foreign exchange loss of $27.0 million for 2014. The foreign exchange loss in 2015 was primarily due to the depreciation of Renminbi. The foreign exchange loss in 2014 was primarily due to the depreciation of the Euro and Japanese yen against the U.S. dollar.

Gains (losses) on Derivatives, Net. We recorded losses on derivatives, net, of $6.0 million for 2015, compared to a gain on derivatives, net, of $6.1 million for 2014.

Gain on Disposal of Subsidiaries. We did not dispose any subsidiaries during the year ended December 31, 2015. We recorded a gain on disposal of subsidiaries of $8.3 million for 2014 as a result of the disposal of ten of our subsidiaries which were primarily engaged in the operation of our domestic solar power projects in Western China.

Gains on Repurchase of Convertible Notes. We recorded gains on repurchase of convertible senior notes of $13.7 million for 2015, compared to gains on repurchase of convertible senior notes of $7.0 million for 2014.

Fair Value Change of Warrant Liability. We recognized a gain from a fair value change of warrant liability of $1.3 million for 2015 and $7.5 million for 2014.

Income Tax Expense (Benefit). Our income tax expense for 2015 was $0.7 million, compared to an income tax benefit of $0.4 million for 2014. The income tax expense in 2015 was mainly resulted from the generation of taxable income by some of our PRC subsidiaries.

Net Income (Loss) Attributable to Holders of Ordinary Shares. As a result of the foregoing, we had a net loss attributable to holders of ordinary shares of $5.1 million in 2015, compared to a net loss of $33.6 million in 2014.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Net Revenues. Our net revenues increased from $1,519.6 million in 2013 to $1,561.5 million in 2014 primarily due to an increase in our module shipments and an increase in our average selling prices as a result of general market recovery.

Net revenues were $223.5 million for our wafer sales segment, $1,329.3 million for our modules sales segment and $8.7 million for our solar power projects segment in 2014, compared to $366.2 million for our wafer sales segment, $1,142.0 million for our modules sales segment and $11.5 million for our solar power projects segment in 2013. The net revenue for wafers decreased primarily because we used more of our self-produced wafers for our own module manufacturing. The increase in net revenue for module sales was primarily due to an increase in the average module sale price from $0.646 per watt in 2013 to $0.664 per watt in 2014, as well as an increase in module shipments from 1,729 MW in 2013 to 1,970 MW in 2014.

Cost of Revenues. Our cost of revenues decreased from $1,406.5 million in 2013 to $1,352.2 million in 2014. Specifically, cost of revenues for our wafer sales segment decreased from $350.9 million in 2013 to $201.0 million in 2014, cost of revenues for our module sales segment increased from $1,052.0 million in 2013 to $1,146.4 million in 2014, and cost of revenues for our solar power projects segment increased from $3.6 million in 2013 to $4.8 million in 2014. The decrease in the wafer segment was primarily due to a decreased shipment of wafers. The increase in the module segment was due to increased shipments.

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

Income Tax Benefit. Our income tax benefit for 2014 was $0.4 million, compared to an income tax benefit of $2.7 million for 2013. The increase in our tax benefit was due to different tax rates of tax jurisdictions and additional valuation allowances provided in 2014.

Net Income (Loss) Attributable to Holders of Ordinary Shares. As a result of the foregoing, we had a net loss attributable to holders of ordinary shares of $33.6 million in 2014, compared to a net loss of $258.9 million in 2013.

B.	Liquidity and Capital Resources

Liquidity and Capital Resources

As of December 31, 2015, although we had negative working capital and experienced a net loss for the year, which may raise substantial doubts about our ability to continue as a going concern, we believe that our cash and cash equivalents, cash flows from operating activities, including project assets and continued support from financial institutions located in the PRC, in the form of renewed and additional short-term loan facilities (including trade financing), will be sufficient to meet our working capital and capital expenditure needs that will arise in 2016 and beyond. We intend to continue to carefully execute our operating plans and manage credit and market risk. However, if our financial results or operating plans change from our current assumptions, our liquidity could be negatively impacted.

The following financial conditions in 2015 have impacted and are expected to continue to impact our liquidity. For the year ended December 31, 2015, we incurred a net loss of approximately $5.1 million. As of December 31, 2015, our current liabilities exceeded our current assets by $466.1 million. Significant components of our working capital as of December 31, 2015, are as follows:

·	Our total current assets were $637.8 million, including cash and cash equivalents of $38.0 million.

·	We have project assets of $20.2 million of late-stage projects under development in the United States, the United Kingdom and Japan, but have not yet sold any of these assets as of the date of this annual report. Although we believe that we will be able to sell such project assets at a profit, if we are unable to sell these project assets at reasonable prices in the near term, our liquidity may be negatively impacted.

·	The amount of our total accounts and notes receivables increased from $125.7 million as of December 31, 2014 to $161.2 million as of December 31, 2015, primarily due to the increase in our notes receivables, which mainly related to the sales we made to a domestic customer who paid us with notes in the fourth quarter of 2015. The inability to collect on the existing accounts receivable may negatively impact our liquidity.

·	Our advances to suppliers, current portion, which are unsecured, was $18.5 million as of December 31, 2015.

·	The balance of finished goods inventory decreased from $226.4 million as of December 31, 2014 to $121.7 million as of December 31, 2015, primarily due to our scale-back of OEM arrangements and a decrease in our module sales volume. The inability to sell the finished goods at reasonable prices may negatively impact our liquidity.

·	Our current liabilities as of December 31, 2015 included short-term bank borrowings of $667.7 million, all of which will be due within one year, and the current portion of long-term bank borrowings amounting to $1.1 million, which are not expected to be renewed.

While we expect to steadily increase our solar wafer manufacturing capacity in 2016, we plan to maintain our existing polysilicon, cell and module manufacturing capacities in 2016. We do not currently plan to build new facilities, but plan to incur total capital expenditures of up to $14.0 million to maintain or enhance our existing manufacturing facilities during 2016 and 2017.

Cash generated from operations and short-term financing is our primary source of operating liquidity, and we believe that cash flows from operations combined with our existing cash and cash equivalents, and facilities currently available, and those expected to be renewed will be sufficient to satisfy our obligations when they become due. The following plans and actions are being taken to effectively manage our liquidity:

·	As of the date of this annual report, we performed a review of our cash flow forecast for the following twelve months. We believe that our operating cash flow in the forecasted period will be positive. We believe the forecast is based on reasonable assumptions, including: (i) the cost to produce modules and wafers is estimated to be marginally lower for the forecasted period, as a result of continuous cost control effectiveness, and (ii) we expect the solar power project business to generate positive cash inflow in the forecasted period.

·	While there can be no assurance that we will be able to refinance our short-term bank borrowings as they become due, historically, we have rolled over or obtained replacement borrowings from existing creditors for most of our short-term bank loans upon the maturity date of the loans. As of March 31, 2016, we successfully rolled-over $87.7 million of short-term loans which were outstanding as of December 31, 2015 and we have assumed that we will continue to be able to do so for the foreseeable future.

·	As of March 31, 2016, we had unused lines of credit of $110.4 million, of which $73.4 million was related to trade financing. Based on our historical experience, trade facility funding requests will be approved in the normal course, provided that we submit the required supporting documentation and the amount is within the credit limit granted.

·	In March 2016, we received non-binding letters of commitment from four banks to support our financing in the amount of $426.0 million, of which $299.2 million was related to short term loans and $126.8 million was related to trade financing. However, the non-binding letters of commitment from banks do not have a stated term, and may be withdrawn by the banks at their discretion.

·	In 2015, we sold three utility-scale solar power projects totaling approximately 57.5 MW in the United Kingdom and three utility-scale solar power projects totaling approximately 1.8 MW in Japan. We also entered into sales agreements in connection with the sale of one utility-scale solar power projects totaling approximately 13.5 MW in the United Kingdom in 2015, which has been recorded as deferred revenue. In the first quarter of 2016, we completed construction of and connected three additional utility-scale solar power projects totaling approximately 20 MW, in the United Kingdom, which we have received letter of intent from potential purchasers. We also entered into a sales agreement in connection with the sale of two utility-scale solar power projects in Bulgaria totaling approximately 9.7 MW. This is estimated to generate positive cash inflow in the forecasted period.

·	In the first quarter of 2016, we repurchased all of our remaining outstanding convertible notes with a carrying value of approximately $26.1 million using cash of $25.9 million.

Based on the above factors, we believe that adequate sources of liquidity will exist to fund our working capital and capital expenditure requirements, and to meet our short term debt obligations, other liabilities and commitments as they become due.

Short-term Borrowings

As of December 31, 2013, 2014 and 2015, we had outstanding short-term borrowings of $673.1 million, $654.7 million and $668.8 million, respectively. These short-term borrowings will expire at various times throughout 2016. Our short-term borrowings outstanding as of December 31, 2013, 2014 and 2015 were denominated primarily in the RMB and also in the U.S. dollar, Japanese yen, Korean won and the Euro and bore a weighted average interest rate of 5.46%, 5.75% and 5.65%, respectively. As of March 31, 2016, we successfully rolled-over or obtained replacement borrowings from existing credit of $87.7 million short-term borrowings which were outstanding as of December 31, 2015. Some of our short-term borrowings are secured by our inventories, property, plant and equipment or land use rights and/or are guaranteed by our subsidiaries. We have other short-term borrowings guaranteed by Mr. Li, our chief executive officer and director, and his wife. Furthermore, according to certain loan agreements, we are obligated to maintain a certain minimum debt to asset ratio and our operating subsidiary, Sichuan ReneSola is not permitted to pay dividends in any year when any principal or interest on such loans is due. We have maintained our level of short-term bank borrowings to meet our working capital requirements for capital expenditures or other corporate uses, and we have not experienced any financial difficulty with respect to any repayment of our borrowings.

As of December 31, 2015, $287.3 million of our outstanding short-term borrowings were trade financings which, consistent with all of our other short-term credit facilities, were historically rolled over. The majority of our short-term borrowings are provided by some of the largest banks in China. Historically, most of these banks extended the terms of their credit facilities when requested by us before their maturity dates. We believe our ability to extend our short-term credit facilities prior to their maturity remains strong in the current credit environment.

Long-term Borrowings

From time to time, we enter into long-term borrowing arrangements with various banks in China or overseas. As of December 31, 2013, 2014 and 2015, we had outstanding long-term borrowings with remaining terms of more than one year of $69.5 million, $43.5 million and $38.8 million, respectively. The long-term loan arrangements set forth below are the arrangements that we believe are important to our operation and business.

Since 2009, we have obtained several loans from China Construction Bank as follows. Pursuant to a RMB800 million five-year term loan agreement entered into in January 2009 with China Construction Bank, we obtained four long-term loans in the amounts of RMB450 million in January 2009, RMB150 million in June 2009, RMB190 million in June 2009 and RMB10 million in June 2009. These loans were used to finance the construction of our polysilicon production facility in Meishan, Sichuan Province. We have repaid the loans in full based on the agreed repayment schedule as of December 31, 2015.

In April 2011, we obtained a loan of RMB170 million with a term of 60 months from Bank of China. We entered into a supplement agreement with Bank of China on December 31, 2015 to extend the term of the loan to 78 months. We repaid the loan based on the agreed repayment schedule. As of December 31, 2015, the remaining balance was RMB20 million ($3.1 million), which is to be repaid in June 2016 and June 2017. The proceeds from this loan were used to finance the improvement of our production facilities.

In March 2013, we obtained two four-year term loans from a lender in Korea totaling Korean Won 35.7 billion. These loans are to be repaid in March 2017. The proceeds from these loans were to be used to finance our PV plant projects in Romania.

The weighted average interest rate for our long-term loans was approximately 6.58% in 2015. Interest rates are variable for certain portions of the long-term loans, and may be updated every three months, once a year, or according to a predetermined schedule based on the applicable benchmark interest rate set by the People’s Bank of China or EURIBOR. $38.8 million of our outstanding long-term loans are expected to mature between 2016 and 2023.

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

Some of our long-term loan agreements contain financial covenants, including requirements to maintain certain minimum levels of net assets, net profits, debt to asset ratio, ratio of net cash flow to due interest, principle and commission and fee of loan, the ratio of earnings before interest, taxes, depreciation and amortization, to interest expense, and the ratio of drawn down loan amount to collateral market value, and restrictive covenants that limit our ability to, among other things, (1) dispose of or provide guarantees, pledges, encumbrance or mortgages on our operating assets or long term assets in any manner that will increase risk to the lenders, (2) repay shareholders loans or loans from our related parties, (3) distribute dividends to shareholders, (4) enter into other financial obligations with third parties or undertake in full or part liabilities of a third party, (5) take part in any mergers or acquisitions, (6) change the nature of our operations, (7) reduce our paid-in fixed capital, (8) utilize the loan for a purpose other than the one stated in the agreement, (9) increase our financial indebtedness, and (10) agree to the adjustment of the interest rate upon a lender’s request in response to macroeconomic changes. As of December 31, 2015, Sichuan ReneSola, ReneSola Jiangsu and ReneSola Zhejiang were in compliance with all debt covenants. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Restrictive covenants and undertakings under our bank loans may limit the manner in which we operate and an event of default under the loan may adversely affect our operations.”

Issuance of Securities

In March and April 2011, we issued $200 million aggregate principal amount of convertible senior notes due 2018. The net proceeds of the offering was approximately $192.8 million, a portion of which we used to pay the cost of the capped call transactions that we entered into with an affiliate of one of the initial purchasers, to which we refer to as the hedge counterparty, and the remainder for expansion of polysilicon production capacity. The convertible senior note holders had the right to require us to repurchase for cash all or any portion of their convertible senior notes on March 15, 2016 at a repurchase price equal to 100% of the principal amount of the convertible senior notes to be repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date. The carrying value of such convertible senior notes was $26.1 million as of December 31, 2015. We repurchased all of the remaining outstanding convertible senior notes during the first quarter of 2016.

In September 2013, we completed a registered direct offering of 15,000,000 ADSs, representing 30,000,000 of our shares, and warrants to purchase up to 10,500,000 additional shares, representing 35% of warrant coverage in the offering, at approximate $70 million before exercise of warrants.  The net proceeds from the offering was approximately $65.9 million (excluding proceeds from the exercise of warrants) based on the public offering price of $4.67 per ADS and warrants for 35% of an ADS.  The warrants have an initial exercise price of $3.02 per share (or $6.04 per ADS). The warrants are exercisable immediately and will expire four years from the date of issuance.  We have used the net proceeds from the offering for general corporate purposes, including working capital and polysilicon plant optimization.

Cash Flows and Working Capital

We have significant working capital commitments because many of our silicon raw materials suppliers require us to make payments immediately upon shipping and, historically, prepayments in advance of shipment. Due to the volatility of the price of polysilicon, sufficient working capital and access to financing to allow for the purchase of silicon raw materials are critical to growing our business. Our short-term borrowings increased from $654.7 million in 2014 to $668.8 million in 2015. Our advances to suppliers decreased from $27.5 million as of December 31, 2014 to $18.5 million as of December 31, 2015. Under the current market conditions, prepayment to suppliers in advance of shipment has become less common. We perform credit evaluations of the financial condition of our suppliers to which we make prepayments.

Our total accounts and notes receivable decreased from $236.6 million as of December 31, 2013 to $125.7 million as of December 31, 2014 and increased to $161.2 million in 2015. Our allowance for doubtful accounts increased from $4.9 million as of December 31, 2013 to $7.6 million as of December 31, 2014 and decreased to $5.2 million in 2015. The decrease in our accounts receivable balance from 2013 to 2014 was primarily the result of more effective accounts receivable management. The increase in our accounts receivable balance from 2014 to 2015 was primarily due to the increase in our notes receivables, which mainly relates to the sales we made to a domestic customer who paid us with notes in the fourth quarter of 2015. For all customers, including those to whom longer credit terms are negotiated and granted, we assess a number of factors to determine whether collection is reasonably assured, including past transaction history with the customer and their overall creditworthiness. The aging of our accounts receivable increased from 2013 to 2014, and decreased from 2014 to 2015. Our allowance for doubtful accounts increased in 2014, compared with 2013, to reflect the negative trend of longer aged receivables, which we believe was symptomatic of difficult market conditions and constrained liquidity conditions for the solar industry overall. Our allowance for doubtful accounts decreased in 2015, compared with 2014, primarily due to our strengthened collection efforts and the tightened credit policy extended to our customers. In 2014 and 2015, we recorded accounts receivable write-off of $2.4 million and $1.8 million, respectively, primarily due to confirmed unrecoverable debts. While the business environment improved in 2015, to the extent that the overall negative environment which impacted the solar industry returns, or deteriorates, this negative trend could be exacerbated and write-offs could continue to occur. In 2016, we plan to closely manage our accounts receivable balances by strengthening our collection efforts as well as managing our inventory in order to preserve cash, and effectively manage our working capital requirements.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2013	2014	2015
	(in thousands)
Net cash provided by (used in) operating activities	$118,561	$(121,689)	$2,210
Net cash (used in) provided investing activities	(189,602)	115,461	(40,027)
Net cash provided by financing activities	67,620	13,049	(11,158)
Effect of exchange rate changes	(3,089)	6,254	(12,827)
Net increase (decrease) in cash and cash equivalents	(6,510)	13,075	(61,802)
Cash and cash equivalents at the beginning of the year	93,283	86,773	99,848
Cash and cash equivalents at the end of the year	$86,773	$99,848	$38,045

Operating Activities

Net cash provided by operating activities in 2015 was $2.2 million, primarily due to (i) a decrease in inventory of $121.8 million, primarily due to our scale-back of OEM arrangements and a decrease in our module sales volume, (ii) depreciation of $90.1 million, and (iii) an increase in deferred revenue of $32.4 million, partially offset by (i) a decrease in accounts payable of $159.0 million, primarily due to effective management of accounts payable, and (ii) a decrease in advances from customers of $58.7 million, and (iii) an increase in accounts and notes receivable of $58.7 million, primarily due to the sales we made to a domestic customer who paid us with notes in the fourth quarter of 2015.

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

Investing Activities

Net cash used in investing activities in 2015 was $40.0 million, primarily due to (i) an increase in restricted cash of $24.5 million, and (ii) a $14.4 million cash used for purchase of property, plant and equipment in connection with our module and wafer business.

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

Financing Activities

Net cash used in financing activities in 2015 was $11.2 million, primarily due to (i) $1,052.6 million of the repayment of bank borrowings, and (ii) $54.4 million of the repurchase of convertible senior notes, which was partially offset by $1,100.0 million of proceeds from bank borrowings.

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

As of December 31, 2013, 2014, and 2015, our net current liabilities were $506.2 million, $477.3 million and $466.1 million, respectively.

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

We believe that our current cash and cash equivalents, anticipated cash flows from our operations and bank borrowings will be sufficient to meet our anticipated cash needs for the foreseeable future based on current capital expenditure and operation plans. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions by us. If this were to occur, we may seek to make additional securities offerings or borrowings.

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

Capital Expenditures

We had capital expenditures of $126.2 million, $54.5 million and $16.8 million in 2013, 2014 and 2015, respectively. We had outstanding advances for purchases of property, plant and equipment of $2.2 million, $1.8 million and $0.4 million as of December 31, 2013, 2014 and 2015, respectively. As of December 31, 2013, 2014 and 2015, our commitments outstanding for purchases of property, plant and equipment were $16.5 million, $10.1 million and nil, respectively. Our capital expenditures were used primarily to optimize our Sichuan polysilicon facility, to maintain our cell and module manufacturing plant in Yixing, Jiangsu Province, to purchase production equipment, to acquire land-use rights for each of the plants and to build up our solar power product business and downstream solar power project business.

While we expect to steadily increase the solar wafer manufacturing capacity in 2016 through technique improvement, we plan to maintain our existing polysilicon, cell and module manufacturing capacities in 2016. We do not currently plan to build new facilities, but do plan to incur total capital expenditures of up to $14.0 million to maintain or enhance our existing manufacturing facilities during 2016 and 2017.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Updates, or ASU, 2014-09, Revenue from Contracts with Customers (Topic 606), to clarify the principles of recognizing revenue and create common revenue recognition guidance between U.S. GAAP and International Financial Reporting Standards, or IFRS. An entity has the option to apply the provisions of ASU 2014-09 either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying this standard recognized at the date of initial application. ASU 2014-09 is effective for fiscal years and interim periods within those years beginning after December 15, 2016, and early adoption is not permitted. In August, 2015, the FASB updated this standard to ASU 2015-14, the amendments in this Update defer the effective date of Update 2014 -09, that the Update should be applied to annual reporting periods beginning after December 15, 2017 and earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. We are still in the process of assessing the potential financial impact the adoption will have to us.

In February 2015, the FASB issued ASU 2015-02, Consolidation (Topic 810) - Amendments to the Consolidation Analysis. ASU 2015-02 modifies existing consolidation guidance related to (i) limited partnerships and similar legal entities, (ii) the evaluation of variable interests for fees paid to decision makers or service providers, (iii) the effect of fee arrangements and related parties on the primary beneficiary determination, and (iv) certain investment funds. These changes are expected to limit the number of consolidation models and place more emphasis on risk of loss when determining a controlling financial interest. ASU 2015-02 is effective for fiscal years and interim periods within those years beginning after December 15, 2015. Early adoption is permitted. We are still in the process of assessing the potential financial impact to us.

In April 2015, the FASB issued ASU 2015-03 as part of its simplification initiative. Under the ASU, an entity presents such costs in the balance sheet as a direct deduction from the related debt liability rather than as an asset. Amortization of the costs is reported as interest expense. The requirement to present debt issuance costs as a direct reduction of the related debt liability (rather than as an asset) is consistent with the presentation of debt discounts under U.S. GAAP. In August 2015, the FASB issued ASU 2015-15 related with the presentation and subsequent measurement of debt issuance costs associated with line-of-credit arrangements, under which the SEC staff stated it would not object to an entity deferring and presenting debt issuance costs as an asset and subsequently amortizing the deferred debt issuance costs ratably over the term of the line-of-credit arrangement, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement. We plan to adopt the new standard for the year beginning January 1, 2016, and do not expect the adoption to have a significant net impact on the financial statements.

In July, 2015, the FASB issued ASU 2015-11 as part of its simplification initiative. The ASU changes the way of measurement on inventory, which currently requires an entity to measure inventory at the lower of cost or market. The amendments in this Update require an entity to measure inventory within the scope of this Update at the lower of cost and net realizable value. We plan to adopt the new standard for the year beginning January 1, 2016, and is still in the process of assessing the potential financial impact to us.

In November 2015, the FASB issued ASU2015-17 as part of its simplification initiative. To simplify the presentation of deferred income taxes, the amendments in this Update require that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. We plan to adopt the new standard for the year beginning January 1, 2016, and do not expect the adoption to have a significant net impact on the financial statements.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments-Overall (Subtopic 825-10)-Recognition and Measurement of Financial Assets and Financial Liabilities. ASU 2016-01 changes how entities measure certain equity investments and present changes in the fair value of financial liabilities measured under the fair value option that are attributable to their own credit. The guidance also changes certain disclosure requirements and other aspects of current U.S. GAAP. ASU 2016-01 is effective for fiscal years and interim periods within those years beginning after December 15, 2017, and certain provisions of the guidance may be early adopted. We are still evaluating the impact ASU 2016-01 will have on the consolidated financial statements and associated disclosures.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This update requires an entity to recognize lease assets and lease liabilities on the balance sheet and to disclose key information about the entity's leasing arrangements. ASU 2016-02 is effective for annual reporting periods, and interim periods therein, beginning after December 15, 2018, with early application permitted. A modified retrospective approach is required. We are still in the process of assessing the potential financial impact the adoption will have to us.

In March 2016, the FASB issued ASU 2016-07, which eliminates eliminate the requirement to retroactively adopt the equity method of accounting. The amendments require that the equity method investor add the cost of acquiring the additional interest in the investee to the current basis of the investor’s previously held interest and adopt the equity method of accounting as of the date the investment becomes qualified for equity method accounting. The amendments in this Update are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. The amendments should be applied prospectively upon their effective date to increases in the level of ownership interest or degree of influence that result in the adoption of the equity method. Earlier application is permitted. We are in the process of evaluating the impact of adoption of this guidance on the consolidated financial statements and associated disclosures.

In March 2016, the FASB issued ASU 2016-08, which amends the principal-versus-agent implementation guidance and illustrations in the Board's new revenue standard (ASC 606). The amendments in this update clarify the implementation guidance on principal versus agent considerations. When another party, along with the reporting entity, is involved in providing goods or services to a customer, an entity is required to determine whether the nature of its promise is to provide that good or service to the customer (as a principal) or to arrange for the good or service to be provided to the customer by the other party (as an agent). The guidance is effective for interim and annual periods beginning after December 15, 2017. We are still in the process of assessing the potential financial impact the adoption will have to us.

C.	Research and Development, Patents and Licenses, Etc.

Research and Development

We focus our research and development efforts on improving our manufacturing efficiency, the quality of our products and new product development. As of December 31, 2015, our research and development team consisted of 288 experienced researchers and engineers. In addition, some of our manufacturing employees regularly participate in our research and development programs. A part of our research and development is conducted at our solar power technology development center, which is outfitted with advanced equipment for the research of solar power. Our recent technological achievements include:

·	Reducing cost: We have further developed a new technology to recycle products at the polysilicon manufacturing stage in order to reduce costs. We also continued to research the use of carbon composite materials, which we believe will help lower costs and expose us to new markets.

·	Increasing yield: Our innovations enable us to increase the yield of our ingots, reduce our electricity costs and enhance the utilization rate of our furnaces and consumables, such as graphite, carbon fiber, steel wire and slurry

·	Increasing efficiency: We have developed a variety of proprietary methods for producing wafers, including a special chemical doping formula for wafers to produce high-efficiency, low-degradation solar cells, a new casting process for multicrystalline solar wafers to increase solar cell conversion efficiency, and a customized monocrystalline hot-zone using simulation technology to reduce oxygen content and power consumption for high efficiency and low degradation.

We have also started manufacturing our A+++ wafer, a multicrystalline wafer, since March 2014. Our A+++ wafer has a conversion efficiency rate of 17.8%, which is 0.15% higher than the A++ wafer.

We have invested in the research and development of solar cell technology. The average conversion efficiency rates of our monocrystalline and multicrystalline solar cells manufactured reached 19.2% and 17.8%, respectively, as of December 31, 2015, which is in line with the market, based on our estimates.

·	We have begun researching small-scale storage systems and the development of our own AC-OC optimizer and low-oxygen concentration solar wafers and carbon composite materials, which we believe will help improve conversion efficiencies. We have launched our off-grid, all-in-one storage system product, which incorporates a controller, MPPT battery charger, inverter and fast power switch in one system, supporting both acid and lithium batteries. As of December 31, 2015, we developed 10 kits for energy storage systems, ranging from 500 watts to 8,000 watts, all of which were available for purchase. In 2016, we plan to focus on introducing these systems to the market.

·	Improving manufacturing process: We have invested in the research and development of solar wafer technology. For example, our A+++ wafer, a new multicrystalline wafer, improves solar cell efficiency. We have developed our own in-house diamond steel wires, which can improve solar wafer manufacturing processes through the use of resin-plated diamond steel wires.

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

Through our continuous technological innovation and improvements in manufacturing efficiency, we were able to reduce our silicon consumption rate to 4.75 grams per watt as of December 31, 2015. Our wafer processing cost was $0.08 per watt during the same period, compared to $0.11 per watt as of December 31, 2014 and 2013.

We plan to continue to devote substantial resources to research and development in order to further improve our manufacturing processes, reduce manufacturing costs, increase product performance, enhance our solar technical capabilities and expand our green energy product portfolio. We plan to focus our research and development in the following areas:

·	Polysilicon production. We are seeking to continue to fine-tune the closed-loop modified Siemens process system at our Meishan polysilicon manufacturing facility and exceeding its current designed capacity. We aim to further reduce production costs by increasing the TCS production output, reducing the power consumption and improving the recycling conversion ratio for converting by-products into TCS.

·	Wafer manufacturing. We will continue to reduce the cost of manufacturing solar wafers by, among other, improving the ingot-pulling speed for manufacturing of monocrystalline wafers, optimizing our manufacturing equipment and process routine, upgrading from manual programs to semi-automatic or automatic programs, increasing the purity of the ingots we produce, slicing thinner wafers, reducing wafer breakage rates, and enhancing the processes to reduce quality control cost.

·	Cell manufacturing. We will continue to develop technologies to manufacture high-conversion efficiency solar cells with improved performance. As of December 31, 2015, we were able to achieve conversion efficiency rates of 19.5% for monocrystalline cells and 18.35% for multicrystalline cells manufactured using our solar wafers.

·	Module manufacturing. We will continue to improve the process of module manufacturing by shortening the lamination time to reduce time and power consumption. We will also improve the structure of the module frame to reduce the adhesive sealant on the front side of the module and reduce the time for cleaning the module. We will consider using tempered glass with anti-reflecting film on the module to increase the module efficiency. We will continue to reduce our module manufacturing costs through a reduction in material costs and improvements in our manufacturing methods, and capitalize on the business’s higher margins relative to wafer manufacturing.

·	Inverter technology. We will continue to reduce the thickness, volume and weight of micro inverter to fit the frame of a PV module. We will also improve the efficiency of micro inverse by changing the connection method of micro inverse output terminal. We will continue to reduce the production cost by simplifying the circuit, reducing volume and weight of the inverter, and improve product efficiency by improving the device parameters, and reducing power consumption.

In each of the three years ended December 31, 2013, 2014 and 2015, our research and development expenses were approximately $46.5 million, $52.6 million and $43.9 million, respectively.

Intellectual Property

As of December 31, 2015, we had 235 patents and 86 pending patent applications in China and 4 pending international patent applications. These patents and patent applications relate to the technologies in our products and the technologies utilized in our manufacturing processes. We intend to continue to assess appropriate opportunities for patent protection of critical aspects of our technologies. Our patents and our pending patent applications relate to improvements in product conversion efficiencies, improvements of the recycling, sorting and purification of silicon raw materials, ingot casting and wafer slicing processes.

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

We have obtained registration of the “ReneSola” trademark in China, the European Union, Japan, Korea, the United States, Taiwan, Singapore, Canada, Israel, Australia, Dominica, Mexico, Malaysia, Chile, New Zealand, Argentina, Turkey, South Africa and India.

We also filed trademark registration applications for “ReneSola” and relevant designs in Thailand, Brazil and Indonesia and filed trademark registration applications of different commodity categories for “ReneSola” in Canada, Turkey, Sri Lanka and Mexico.

We have also obtained the registration of the “Replus by ReneSola” trademark in the European Union, Mexico, Australia, Japan, Taiwan and the United States. We filed trademark application for “Replus by ReneSola” in China in 2013.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2015 to December 31, 2015 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial conditions.

E.	Off-balance Sheet Arrangements

As of December 31, 2015, we provided guarantee to Zhejiang Ruixu, our previous wholly-owned subsidiary which we disposed in January 2014, with respect to its loan facilities from China Development Bank of $31.3 million for 12.5 years and $46.9 million for 12.25 years as of March 2014. We began to provide guarantee to Zhejiang Ruixu on these loan facilities prior to our disposal of Zhejiang Ruixu. We do not believe the fair value of such loan guarantee was material as of December 31, 2015.

Other than as disclosed above, as of December 31, 2015, we did not have any off-balance sheet arrangements that had or were reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2015:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Long-term borrowings(1)	$39,881	$1,105	$33,988	$2,551	$2,237
Purchase obligations for raw materials(2)	45,528	20,016	25,512	¾	¾
Convertible senior notes	26,145	26,145	¾	¾	¾
Total	$111,555	$47,266	$59,501	$2,551	$2,237

(1)	Included estimated interest payable under contract terms.

(2)	Included commitments to purchase silicon raw materials under certain long-term supply agreements with overseas suppliers. Payment due by period cannot be calculated because we are committed to pay $45.5 million over the next two years. The purchase price is subject to adjustment to reflect the prevailing market price on the transaction dates and we expect that all purchases will be used in our production in the normal course of business.

For information relating to our long-term loans, including their maturity profiles and provisions that accelerate repayment obligations, see “—B. Liquidity and Capital Resources.”

Other than the contractual obligations and commercial commitments set forth above, we did not have any long-term debt obligations, operating lease obligations, purchase obligations or other long-term liabilities as of December 31, 2015.

G.	Safe Harbor

We make “forward-looking statements” throughout this annual report, such as our expected manufacturing capacity in 2015 and our estimated average selling prices of our wafer products in 2015. Whenever you read a statement that is not simply a statement of historical fact (such as when we describe what we “believe,” “expect” or “anticipate” will occur, what “will” or “could” happen, and other similar statements), you must remember that our expectations may not be correct, even though we believe that they are reasonable. We do not guarantee that the transactions and events described in this annual report will happen as described or that they will happen at all. You should read this annual report completely and with the understanding that actual future results may be materially different from what we expect. The forward-looking statements made in this annual report relate only to events as of the date on which the statements are made. We undertake no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though our situation will change in the future.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Xianshou Li	47	Chairman and Chief Executive Officer
Martin Bloom	64	Independent Director
Tan Wee Seng	60	Independent Director
Julia Xu	44	Independent Director
Weiguo Zhou	43	Independent Director
Yuanyuan (Maggie) Ma	41	Chief Financial Officer
Jijun Shi	54	President of the European Region
Kevin Chen	42	President of the North America Region
Shelley Xu	30	Vice President of Global Sales
Nick Li	39	Vice President of Manufacturing of China Module Division
Wei Fang	37	Vice President of Financial Management, China
Meisie Jiang	34	Vice President of Financial Management, Overseas
Xiahe Lian	45	Vice President of Administration of Human Resource

Directors

Mr. Xianshou Li is our founder and has been our chief executive officer since March 2005. Mr. Li has served as the chairman of the board since March 2016, and served as a director between March 2005 and March 2016. Prior to founding our solar power business in 2005, Mr. Li founded Yuhuan Solar Energy Source Co., Ltd., a manufacturer of solar cell and module products for both commercial and residential applications, and served as its chairman since its inception. Mr. Li also served as the general manager of Yuhuan County Solar Energy Co., Ltd., a manufacturer of mini solar panels and solar cell modules from 2002 to 2006. Prior to that, he worked as an official in the Yuhuan County Culture Bureau in Zhejiang Province from 1997 to 2000. Mr. Li received his bachelor’s degree in industrial engineering management from Zhejiang Industrial University in 1991.

Mr. Martin Bloom has been an independent director since July 2006 and is currently the chairman of the compensation committee and a member of the audit committee. Mr. Bloom served as the chairman of the board between September 2006 and March 2016. In addition, he has been on the board of directors of Intelligent Energy, a British fuel cell company, since June 2012, and has been the chairman of its nomination committee and a member of its audit committee and remuneration committee since 2014.  Mr. Bloom has also been a member of the board of directors of Starcom plc, an asset tracking company listed on London AIM, and the chairman of its audit committee since January 2013. Mr. Bloom has almost 40 years of experience in strategic partnering, technology commercialization and business strategy. He has built businesses in the U.S., Europe and China. In 2005, Mr. Bloom was appointed to serve as the UK chairman of the China-UK Venture Capital Joint Working Group, launched by the then-Chancellor of the United Kingdom, Gordon Brown, in February 2005, to foster collaboration between the venture capital and private equity industries in China and the United Kingdom. Mr. Bloom worked at Coopers & Lybrand (now PricewaterhouseCoopers) from 1996 to 1997 and was the project manager of a series of technology transfer schemes between the United Kingdom and Japan on behalf of the Department of Trade & Industry of the United Kingdom from 1992 to 1997. Mr. Bloom worked as a corporate strategist at Unilever between 1973 and 1981. Mr. Bloom has a bachelor’s degree with honors in economics from the University of Southampton and a master’s degree in the history of science jointly from Imperial College and University College, London.

Mr. Tan Wee Seng has been an independent director since April 2009. Mr. Tan is currently the chairman of the audit committee and a member of nominating and corporate governance committee. Mr. Tan is also a non-executive director of Xtep International Holdings Limited, an independent non-executive director of Sa Sa International Holdings Limited, an independent non-executive director and the chairman of the remuneration committee of Biostime International Holdings Limited, an independent non-executive director and chairman of the remuneration committee of Sinopharm Group Company Limited and an independent non-executive director, and the chairman of the audit committee of CIFI Holdings (Group) Co. Ltd., all of which are listed on the Main Board of Hong Kong Stock Exchange, a director and the chairman of the finance & operation committee of Beijing City International School, an academic institution in Beijing. Mr. Tan has been an independent director for 7 Days Group Holdings Limited listed on the NYSE from November 2009 to July 2013 when on privatization and he was the chairman of the special committee for privatization from October 2012 to July 2013. Mr. Tan has over 30 years of experience in financial management, corporate finance, merger and acquisition, business management and strategy development. He has also held various management and senior management positions in a number of multinational corporations and China corporations. From 2003 to 2008, he was an executive director, the chief financial officer and the company secretary of Li Ning Company Limited, a company listed on the Main Board of Hong Kong Stock Exchange. From 1999 to 2002, he was the senior vice president of Reuters for China, Mongolia and North Korea regions, and the chief representative of Reuters in China. Prior to that, he served as the managing director of AFE Computer Services Limited, a Reuters subsidiary in Hong Kong mainly engaged in domestic equity and financial information services, a director of Infocast Pty Limited which was a Reuters subsidiary in Australia, and the regional finance manager of Reuters East Asia. Mr. Tan is a professional accountant and a fellow member of the Chartered Institute of Management Accountants in the United Kingdom, and the Hong Kong Institute of Directors.

Ms. Julia Xu has been an independent director since March 2016. Ms. Xu is currently the chairman of the nominating and corporate governance committee and a member of the audit committee and the compensation committee. Ms. Xu is the founder and currently the Managing Director of Oravida, a New Zealand-based group specializing in the branding and promotion of New Zealand’s premium food products primarily for the Chinese market. Prior to establishing Oravida in New Zealand, Ms. Xu was the chief financial officer of ReneSola from April 2010 to June 2011 and the vice president of international corporate finance and corporate communications of ReneSola from March 2009 to March 2010. Ms. Xu has extensive financial markets experience, including earlier roles at Deutsche Bank Hong Kong, Bankers Trust and Lehman Brothers. Ms. Xu obtained her bachelor’s degree in biology from Cornell University in 1995 and received her MBA from Johnson School of Management of Cornell University in 2004.

Mr. Weiguo Zhou has been an independent director since March 2016. Mr. Zhou is also a member of compensation committee and nominating and corporate governance committee. Mr. Weiguo Zhou is the Managing Partner of Silicon Valley Investment Management Partners, a China-based partnership specializing in investment in information technology and renewable energy area. Mr. Zhou was a Partner of Vangoo Capital Partners, a venture capital firm specializing in investment in early to pre-IPO stage China-based companies, between April 2012 and June 2013. Mr. Zhou has extensive capital markets experience in Asia and held various senior positions in major investment banks, including Executive Director at Goldman Sachs Gaohua Beijing, Vice President at Credit Suisse Beijing and Hong Kong, between August 2007 and April 2012. Prior to that, Mr. Zhou worked at Deutsche Bank's Tokyo and Hong Kong offices for more than seven years. Mr. Zhou obtained his bachelor’s degree in economics (major in accounting) from University of Tokyo in 2000.

Executive Officers

Ms. Yuanyuan (Maggie) Ma has been our chief financial officer since April 2016. Ms. Ma served as our interim chief financial officer between October 2015 and March 2016. Ms. Ma joined us in February 2011 as our director of internal control and, between October 2013 and October 2015, Ms. Ma served as our vice president of financial control. Ms. Ma has more than 17 years of experience in finance and internal control areas, including over 10 years of management experience. Prior to joining us, Ms. Ma held positions in the finance and internal control departments in OSI Group, a global leading company of food processing as Asia Pacific finance manager from 2005 to 2011 and in Dell (China) from 1998 to 2004. She holds CICPA certification and received a bachelor’s degree in international accounting from Xiamen University in 1996.

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

Ms. Shelley Xu has been our vice president of the Global Sales since December 2013. Ms. Xu joined us in 2005 and served as our head of silicon purchasing unit from 2005 to 2009, senior sales manager in 2010, vice director of global sourcing in 2011 and general manager of North China from 2012 to November 2013. Ms. Xu has over nine years of experience in the solar industry. In 2012, Ms. Xu successfully implemented the penetration of module sales business into domestic market, and achieved a remarkable sales record, fulfilling the obligation to smooth our strategic transition from wafer sales to the downstream market. Ms. Xu graduated from Zhejiang Business Technology Institute in 2005.

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

B.	Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2015, an aggregate of approximately $1.8 million in cash was paid to our executive officers and directors.

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

·	Options. Options provide for the right to purchase our shares at a price and period determined by our compensation committee in one or more installments after the grant date.

·	Restricted Shares. A restricted share award is the grant of our shares determined by our compensation committee. A restricted share is nontransferable, unless otherwise determined by our compensation committee at the time of award and may be repurchased by us upon termination of employment or service during a restricted period. Our compensation committee shall also determine in the award agreement whether the participant will be entitled to vote the restricted shares or receive dividends on such shares.

·	Restricted Share Units. Restricted share units represent the right to receive our shares at a specified date in the future, subject to forfeiture of such right. If the restricted share unit has not been forfeited, then on the date specified in the award agreement, we shall deliver to the holder unrestricted shares, which will be freely transferable.

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

Share Options

As of March 31, 2016, our board of directors granted certain of our directors, officers and employees options for 6,040,600 shares in our company, excluding options forfeited pursuant to the terms of our 2007 share incentive plan and the exercised options.

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

On August 8, 2012, our board of directors approved an adjustment to the exercise price of options to purchase an aggregate amount of 5,386,600 shares, previously granted under our 2007 share incentive plan, to a new exercise price of $1.47 per ADS. In addition, on December 31, 2013, our board of directors authorized our chief executive officer to determine the option grant date and exercise price under the 2007 share incentive plan. As a result, the exercise price of certain options granted between August 8, 2012 and December 31, 2013 to purchase an aggregate amount of 950,000 shares were adjusted to $1.47 per ADS. The exercise price of our options in the amount of 2,590,000 shares to be granted on or after January 1, 2014 was set at $1.47 per ADS. Among the underlying shares of the outstanding options, 2,773,000 shares were forfeited as of March 31, 2016 due to the departure of certain officers and employees.

The following table summarizes, as of March 31, 2016, the outstanding options, excluding options forfeited pursuant to the terms of our 2007 share incentive plan and the options that were exercised on or prior to March 31, 2016, that we granted to our directors and officers and to other individuals as a group under our 2007 share incentive plan.

Name	Shares Underlying Outstanding Options	Exercise Price ($/Share)	Grant Date	Expiration Date
Xianshou Li	*	$0.735	June 21, 2010	June 21, 2016
	*	$0.735	August 24, 2010	August 24, 2016
Martin Bloom	*	$0.735	August 8, 2012	August 8, 2018
Tan Wee Seng	*	$0.735	August 8, 2012	August 8, 2018
Julia Xu	*	$0.735	March 8, 2016	March 8, 2022
Weiguo Zhou	*	$0.735	March 8, 2016	March 8, 2022

Name	Shares Underlying Outstanding Options	Exercise Price ($/Share)	Grant Date	Expiration Date
Jijun Shi	*	$0.735	March 19, 2012	March 19, 2018
Kevin Chen	*	$0.735	June 18, 2012	June 18, 2018
Shelley Xu	*	$0.735	January 1, 2014	January 1, 2020
Nick Li	*	$0.735	September 20, 2010	September 20, 2016
	*	$0.735	January 1, 2014	January 1, 2020
Wei Fang	*	$0.735	December 21, 2009	December 21, 2017
	*	$0.735	September 17, 2012	September 17, 2018
	*	$0.735	September 30, 2014	September 30, 2018
Meisie Jiang	*	$0.735	June 23, 2009	June 23, 2017
	*	$0.735	March 15, 2010	March 15, 2018
	*	$0.735	March 21, 2011	March 21, 2017
	*	$0.735	January 1, 2014	January 1, 2020
Maggie Ma	*	$0.735	January 1, 2014	January 1, 2020
	*	$0.735	December 31, 2015	December 31, 2021
Xiahe Lian	*	$0.735	November 30, 2007	November 30, 2017
	*	$0.735	September 17, 2012	September 17, 2018

Directors and executive officers as a group	4,015,000

Other individuals as a group	18,000	$0.735	June 23, 2009	June 23, 2017
	67,600	$0.735	October 9, 2007	October 9, 2017
	62,000	$0.735	December 21, 2009	December 21, 2017
	61,000	$0.735	March 15, 2010	March 15, 2018
	81,000	$0.735	June 21, 2010	June 21, 2016
	41,000	$0.735	September 20, 2010	September 20, 2016
	80,000	$0.735	August 8, 2012	August 8, 2016
	325,000	$0.735	January 1, 2014	January 1, 2020
	200,000	$0.735	June 30, 2014	June 30, 2020
	55,000	$0.735	September 30, 2014	September 30, 2020
	25,000	$0.735	December 31, 2014	December 31, 2020
	450,000	$0.735	June 30, 2015	June 30, 2021
	560,000	$0.735	December 31, 2015	December 31, 2021

*	Less than 1% of the total number of our shares outstanding as of March 31, 2016.

Restricted Share Units

As of March 31, 2016, none of our restricted shares units were outstanding.

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

Audit Committee. Our audit committee consists of Mr. Tan Wee Seng, Ms. Julia Xu, and Mr. Martin Bloom. Mr. Tan Wee Seng is currently the chairman of the audit committee. Mr. Tan Wee Seng, Ms. Julia Xu and Mr. Martin Bloom all satisfy the independence requirements of the NYSE Listing Rules and SEC regulations. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

·	selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

·	reviewing with the independent auditors any audit problems or difficulties and management’s response to such audit problems or difficulties;

·	reviewing and approving all related party transactions on an ongoing basis;

·	discussing the annual audited financial statements with management and the independent auditors;

·	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

·	annually reviewing and reassessing the adequacy of our audit committee charter;

·	meeting separately and periodically with management and the independent auditors; and

·	reporting regularly to the board of directors.

Compensation Committee. Our compensation committee consists of Mr. Martin Bloom, Ms. Julia Xu and Mr. Weiguo Zhou. Mr. Martin Bloom is currently the chairman of the compensation committee. Mr. Martin Bloom, Ms. Julia Xu and Mr. Weiguo Zhou all satisfy the independence requirements of the NYSE Listing Rules and SEC regulations. The compensation committee discharges the responsibility of the board of reviewing and approving the compensation structure, including all forms of compensation relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

·	reviewing and evaluating at least annually and, if necessary, revising the compensation plans, policies and programs adopted by our management;

·	reviewing and evaluating at least annually the performance, and determining the compensation, of our chief executive officer;

·	reviewing and approving our chief executive officer’s employment agreement and amendments thereto, and severance arrangement, if any; and

·	reviewing all annual bonus, long-term incentive compensation, share option, employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Ms. Julia Xu, Mr. Tan Wee Seng and Mr. Weiguo Zhou. Ms. Julia Xu is currently the chairman of the nominating and corporate governance committee. Ms. Julia Xu, Mr. Tan Wee Seng and Mr. Weiguo Zhou all satisfy the independence requirements of the NYSE Listing Rules and SEC regulations. The corporate governance and nominating committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

·	recommending to our board of directors for nomination or appointment by the board such candidates as the committee has found to be qualified to be elected or reelected to serve as a member of our board or its committees or to fill any vacancies on our board or its committees, respectively;

·	reviewing annually the composition of our board of directors and its committees in light of the characteristics of independence, qualification, experience and availability of the board members;

·	developing and recommending to our board of directors a set of corporate governance guidelines and principles applicable to the company; and

·	monitoring compliance with the company’s code of business conduct and ethics, including reviewing the adequacy and effectiveness of our internal rules and procedures to ensure compliance with applicable laws and regulations.

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

Terms of Directors and Officers

Our officers are appointed by and serve at the discretion of the board of directors. At each annual general meeting, one-third of our directors then existing, or if their number is not a multiple of three, then the number nearest to and not exceeding one-third, will be subject to re-election. In addition, as Ms. Julia Xu and Mr. Weiguo Zhou were appointed as directors of the Company by a resolution of directors passed on March 8, 2016, the current term of their appointment runs until the date of the 2016 annual general meeting at which time, their appointment will be put to the shareholders for approval. The directors to retire by rotation shall be those who are longest in office since their election, or by lot should they be of the same seniority. Mr. Martin Bloom was re-elected at 2015 annual general meeting. On the assumption that no other director wishes to retire from office at the annual general meetings, Mr. Xianshou Li will be subject to re-election at 2016 annual general meeting; Mr. Tan Wee Seng will be subject to re-election at 2017 annual general meeting; Ms. Julia Xu will be subject to re-election at 2018 annual general meeting; and Mr. Weiguo Zhou will be subject to re-election at the 2019 annual general meeting. We have not entered into any service contracts with the directors providing them with severance benefits upon termination of their terms with us.

D.	Employees

We had 7,874 and 6,953 full-time employees as of December 31, 2013 and 2014, respectively. As of December 31, 2015, we had 5,438 full-time employees, including 3,862 in manufacturing, 263 in equipment maintenance, 336 in quality assurance, 42 in purchasing, 143 in research and development, 358 in sales and marketing, 369 in general and administrative and 65 in commerce and logistics. Substantially all of these employees are located in China with a small portion of employees based in Singapore, the United States and Europe. We consider our relations with our employees to be good.

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our shares as of March 31, 2016 by:

·	each of our directors and executive officers; and

·	each person known to us to own beneficially more than 5.0% of our shares.

Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act, and includes voting or investment power with respect to the securities.

Shares Beneficially Owned
	Number	%(1)
Directors and Executive Officers:
Xianshou Li(2)	49,966,115	24.4%
Martin Bloom	*	*
Tan Wee Seng	*	*
Julia Xu	¾	¾
Weiguo Zhou	¾	¾
Maggie Ma	*	*
Jijun Shi	*	*
Kevin Chen	*	*
Shelley Xu	*	*
Nick Li	*	*
Wei Fang	*	*
Meisie Jiang	*	*
Xiahe Lian	*	*
All Directors and Executive Officers as a Group	51,116,115	24.8%

Principal Shareholders:
Champion Era Enterprises Limited(3)	33,501,805	16.5%
Assets Train Limited(4)	13,053,614	6.4%

*	Less than 1% of the total number of our shares outstanding shares as of March 31, 2016.

(1)	Percentage of beneficial ownership of each listed person is based on 203,343,188 shares outstanding (excluding number of shares reserved for future exercise or vest of our awards under our share incentive plan) as of March 31, 2016, as well as the shares that such person has the right to acquire by option or other agreement within 60 days after March 31, 2016.

(2)	Consists of 33,501,805 shares held by Champion Era Enterprises Limited, or Champion, 13,053,614 shares held by Assets Train Limited, or Assets Train, 1,135,096 shares held by Dynasty Time Limited, or Dynasty, 1,250,000 shares issuable upon exercise of options held by Mr. Li, within 60 days after March 31, 2016, 775,600 shares held by Ms. Xiahe Lian, the wife of Mr. Li, and 250,000 shares issuable upon exercise of options held by Ms. Xiahe Lian within 60 days after March 31, 2016. Descriptions of Mr. Li’s relationship with Champion and Assets Train are set forth in the notes (4) and (5) below and Mr. Li’s relationship with Dynasty is set forth as follows: Dynasty beneficially holds 3,622,471 of our shares. Dynasty is a company incorporated in the British Virgin Islands and its sole shareholder is Direct Manage Holdings Limited. Direct Manage Holdings Limited is a company incorporated in the British Virgin Islands and wholly owned by the DXJ Family Trust, of which Mr. Xiangjun Dong is the settlor and to which Mr. Dong has administration, voting and management power. The trustee of the DXJ Family Trust is HSBC International Trustee Limited. Dynasty has entered into an irrevocable voting agreement with Mr. Li and Mr. Wu with respect to our shares held by Dynasty. Mr. Li holds sole voting power of 33,501,805 shares held by Champion. Mr. Li also holds shared voting power of 13,053,614 shares held by Assets Train and 1,135,096 shares held by Dynasty pursuant to an irrevocable voting agreement. Mr. Li’s business address is No. 8 Baoqun Road, Yaozhuang Industrial Park, Jiashan County, Zhejiang Province, PRC.

(3)	Champion is a company incorporated in the British Virgin Islands and its sole shareholder is Chain Path Limited. Chain Path Limited is a company incorporated in the British Virgin Islands and wholly owned by the LXS Family Trust, of which Mr. Li is the settlor and to which Mr. Li has all administration, voting and management power. The trustee of the LXS Family Trust is HSBC International Trustee Limited. The address for Champion is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(4)	Assets Train is a company incorporated in the British Virgin Islands and its sole shareholder is Apex Level Limited. Apex Level Limited is a company incorporated in the British Virgin Islands and wholly owned by the LZM Family Trust, of which Mr. Zhengmin Lian is the settlor and to which Mr. Lian has administration, voting and management power. The trustee of the LZM Family Trust is HSBC International Trustee Limited. Assets Train has entered into an irrevocable voting agreement in respect to its entire holding of 13,053,614 shares with Mr. Li. The address for Assets Train is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. Mr. Lian’s business address is No. 8 Baoqun Road, Yaozhuang Industrial Park, Jiashan County, Zhejiang Province, 314117, China.

Our ADSs are traded on the NYSE and brokers or other nominees may hold ADSs in “street name” for customers who are the beneficial owners of the ADSs. As a result, we may not be aware of each person or group of affiliated persons who beneficially own more than 5.0% of our common stock.

As of March 31, 2016, the number of our shares issued and outstanding was 203,831,288, among which 488,100 shares represented by 244,050 ADSs were held by the depositary for the ADSs for future exercise or vest of our awards under our 2007 share incentive plan. As of March 31, 2016, 163,743,811 of our shares were held as ADSs by the depositary for the ADSs. Other than the depositary, we had no record shareholders in the United States as of March 31, 2016.

None of our shareholders had different voting rights from other shareholders as of the date of this annual report. We are currently not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

As of December 31, 2013, 2014 and 2015, amounts due from related parties were approximately $0.4 million, $0.5 million and $0.1 million, respectively. The amounts due from related parties included amounts receivable from sales of goods to Zhejiang Yuhuan, amounts receivable from the sale of goods to Jinko Solar Co., Ltd., or Jinko, and its subsidiaries and amounts receivable from the sale of goods to Xinjiang Garson Co. Ltd., which ceased to be our related party after we sold ReneSola Keping in March 2014. Zhejiang Yuhuan is a company controlled by Mr. Xianshou Li, our chairman and chief executive officer. Jinko is a company co-founded by Mr. Xianshou Li’s brothers who are also serving as directors of Jinko. As of December 31, 2015, we had no balance of amounts due from Jinko and its subsidiaries.

As of December 31, 2013, 2014 and 2015, amounts due to related parties were approximately $9.2 million, $7.6 million and $2.7 million, respectively. The amounts due to related parties included the loan from Champion, which is controlled by Xianshou Li, our chairman and chief executive officer, and the purchase of raw materials from Zhejiang Yaohui Photovoltaic Co. Ltd., where a director of our principal PRC subsidiary, ReneSola Zhejiang, is serving as the general manager, Jinko and its subsidiaries, and Jiashan Kaiwo Trading Co. Ltd., which is controlled by Xianshou Li.

In August 2014, Champion, a British Virgin Islands company controlled by Xianshou Li, our chairman and chief executive officer, agreed to provide us a loan facility in an aggregate amount of $4 million. The loan facility is effective from August 2014 to January 2015 with an interest rate of 5% per annum.  In 2014, we drew down $4 million, which was fully repaid in January 2015. The proceeds from this loan were used to support our working capital.

In May 2015, Champion agreed to provide us another loan facility in an aggregate amount of $3.0 million. The loan facility is effective from May 2015 to August 2015 with an interest rate of 5% per annum.  In May 2015, we drew down $3.0 million, which was fully repaid in September 2015. The proceeds from this loan were used for working capital.

For the years ended December 31, 2013, 2014 and 2015, our sale of goods to Jinko and its subsidiaries were $2.9 million, $2.9 million and $0.1 million, respectively, and our purchase of raw materials from Jinko and its subsidiaries were $18.3 million, $0.1 million and nil million, respectively. For the same periods, we had no outsourced inventory to Jinko and subsidiaries.

For the years ended as of December 31, 2013, 2014 and 2015, our purchase of raw materials from Zhejiang Yaohui Photovoltaic Co., Ltd. were $5.0 million, $5.8 million and $4.6 million, respectively. The brother of our vice president of administration of human resource and our shareholder is the director of Zhejiang Yaohui Photovoltaic Co., Ltd.

We have entered into certain short-term and long-term loans with domestic banks that have been guaranteed by Mr. Xianshou Li, our chairman and chief executive officer, or jointly with his wife, Ms. Xiahe Lian. As of December 31, 2015, we had an aggregate of $318.0 million of outstanding borrowings that were guaranteed, directly or indirectly, by Mr. Xianshou Li and Ms. Xiahe Lian. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Liquidity and Capital Resources—Short-term Borrowings” and “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Liquidity and Capital Resources—Long-term Borrowings.”

In April 2007, ReneSola Zhejiang leased 24 apartments from Zhejiang Yuhuan for an aggregate rent of RMB36,000 ($5,557) per month In October 2007, the parties entered into a written agreement to record the lease. In an agreement entered into in January 2009, the parties further clarified that this lease shall be a long-term agreement that will remain effective as long as none of the parties wish to terminate it. These leased apartments have been used as housing for ReneSola Zhejiang’s employees. In the first seven month of 2015, 24 apartments were leased to ReneSola Zhejiang under such lease agreement, and in the five months of 2015, 23 apartments were leased. The total rental in 2015 was RMB418,909 ($67,566).

In June 2008, ReneSola Zhejiang lent RMB17 million to Zhejiang Yuhuan to repay its debts owed to Desheng Energy Co., Ltd. In August 2008, we received RMB14 million from Zhejiang Yuhuan. As of December 31, 2015, we offset our outstanding loans to Zhejiang Yuhuan in RMB418,909 ($67,566) against the rents to be paid by us to Zhejiang Yuhuan.

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

Export Sales

For the information of our export sales, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Overview of Financial Results—Net Revenues—Geographical Distribution.”

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

In July 2015, we entered into an agreement with Pristine, a San Francisco-based solar project developer, to form a joint venture in the United States to accelerate our U.S. project development. On December 3, 2015, ReneSola filed an Action in the Superior Court of California, County of San Francisco, alleging that Pristine had breached the joint venture agreement. Pristine subsequently filed a cross-complaint alleging that we breached the joint venture agreement. On March 25, 2016, we entered into a binding settlement term sheet with Pristine and certain of its affiliates to resolve our dispute, dismiss the Action and transfer 88 MW solar energy projects under development in California, North Carolina, and Minnesota by Pristine and its affiliates to one of our wholly owned subsidiaries in the United States. Upon consummation of the transfer, we will be the 100% indirect owner of the 88 MW portfolio of solar energy projects.

In May 2014, we filed a case with the First Intermediate Court of Beijing against Tongxiangshenhong, a manufacturer of lighting equipment in China, with respect to its misappropriation of “YUHUIYANGGUANG” as trademarks over certain of its lighting equipment products. The court decided in August 2015 and partly rejected the registration of “YUHUIYANGGUANG” on solar water heater, solar collector and solar heat collector by Tongxiangshenhong, while granting it the registration on street lamp, a lamp cover, a lighting device with luminous tube, lighting apparatus and device and automobile lamp. We appealed this case to the Superior Court of Beijing, which upheld the lower court’s decision in December 2015.

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

We are a limited liability holding company incorporated in the British Virgin Islands. We rely on dividends from ReneSola Zhejiang, our subsidiary in China, and any newly formed subsidiaries to fund the payment of dividends, if any, to our shareholders. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their retained profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our subsidiary in China is required to set aside a certain amount of its retained profits each year, if any, to fund certain statutory reserves. These reserves may not be distributed as cash dividends. Furthermore, when ReneSola Zhejiang or any newly formed subsidiary incurs debt on its own behalf, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. For example, according to certain short-term loan agreements between ReneSola Zhejiang and its banks, ReneSola Zhejiang is not permitted to pay dividends for any given year if it has no after-tax profit or if it has any principal or interest due in that year which has not been paid. In addition, pursuant to the PRC Enterprise Income Tax Law and its Implementing Regulation, which became effective on January 1, 2008, a 10% withholding tax applies to dividends distributed to foreign investors out of the profits generated after January 1, 2008 unless any such non-Chinese enterprise’s tax residency jurisdiction has a tax treaty with China that provides for a different withholding arrangement. The British Virgin Islands, where our company was incorporated, does not have such a treaty with China. Thus, we expect that a 10% withholding tax will apply to dividends paid to us by our PRC subsidiaries if we are classified as a non-resident enterprise. We do not currently intend to declare dividends for the foreseeable future.

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

Our ADSs, each representing two of our shares, have been listed on the NYSE since January 29, 2008. Our ADSs trade under the symbol “SOL.” For the period from January 29, 2008 to April 27, 2016, the trading price of our ADSs on the NYSE ranged from $0.91 to $29.48 per ADS. The following table provides the high and low market prices for our ADSs on the NYSE.

	Trading Price
	High	Low
	$	$
Quarterly Highs and Lows
First quarter of 2014	4.46	3.04
Second quarter of 2014	3.59	2.18
Third quarter of 2014	3.62	2.29
Fourth quarter of 2014	3.10	1.21
First quarter of 2015	1.65	1.20
Second quarter of 2015	1.97	1.25
Third quarter of 2015	1.49	0.91
Fourth quarter of 2015	1.95	0.98
First quarter of 2016	1.85	1.18

Annual and Monthly Highs and Lows
2011	13.25	1.45
2012	3.38	1.08
2013	6.00	1.25
2014	4.46	1.21
2015	1.97	0.91
October	1.48	0.98
November	1.47	1.22
December	1.95	1.26
2016
January	1.85	1.31
February	1.57	1.18
March	1.54	1.33
April (through April 27)	1.46	1.33

B.	Plan of Distribution

Not applicable.

C.	Markets

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

Compliance with Automatic Exchange of Information Legislation

US Foreign Account Tax Compliance Act (FATCA)

The Government of the British Virgin Islands has entered into a Model 1 intergovernmental agreement with the United States (the US IGA) and implemented certain domestic regulations (the AEOI Legislation) to facilitate compliance with FATCA.  To comply with our obligations under the AEOI Legislation, if we are a “Foreign Financial Institution” within the meaning of the US IGA and the AEOI Legislation, we may be required to report FATCA information to the British Virgin Islands International Tax Authority (the BVI ITA) which in turn will report relevant information to the United States Internal Revenue Service (IRS). We do not believe we are classified as a Foreign Financial Institution within the meaning of the US IGA and the AEOI Legislation.  However, if we were to determine that our classification has changed, we may request additional information from any Shareholder and its beneficial owners (that may be disclosed to the BVI ITA and the IRS) to identify whether Participating Shares are held directly or indirectly by “Specified US Persons” (as defined in the US IGA).

UK Requirements regarding Tax Reporting

The Government of the British Virgin Islands has also signed an intergovernmental agreement with the United Kingdom (the UK IGA) in a broadly similar form to the US IGA.  The UK IGA and the Mutual Legal Assistance (Tax Matters) (No.2) Order, 2015 impose similar requirements to the US IGA, so that we may be required to identify Participating Shares held directly or indirectly by “Specified United Kingdom Persons” (as defined in the UK IGA) and report information on such Specified United Kingdom Persons to the BVI ITA.  The BVI ITA will then exchange such information annually with HM Revenue & Customs, the United Kingdom tax authority.

OECD Common Reporting Standard Requirements regarding Tax Reporting

The OECD has adopted a “Common Reporting Standard” (CRS), which is intended to become an international standard for financial account reporting.  The Government of the British Virgin Islands is a signatory to the multi-lateral competent authority agreement (MCAA) that will be adopted by all jurisdictions committing to the CRS (each a Reportable Jurisdiction). Other governments that have signed up to the CRS and the MCAA will implement local legislation and it is expected that the first exchanges of information under this regime will begin in 2017. Under the Mutual Legal Assistance (Tax Matters) (Amendment) (No.2) Act, 2015, which implements the MCAA in the British Virgin Islands (the CRS Amendment Act) we will be required to make an annual filing in respect of Shareholders who are resident in a Reportable Jurisdiction and who are not covered by one of the exemptions in the CRS Amendment Act. The MCAA and reporting obligations under the CRS Amendment Act are very similar to the UK IGA and are expected to replace the UK IGA. A list of Reportable Jurisdictions has been published by the BVI ITA.

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

The following discussion does not address the tax consequences to any particular investor or to persons in special tax situations such as:

·	banks and other financial institutions;

·	insurance companies;

·	regulated investment companies;

·	real estate investment trusts;

·	broker-dealers;

·	traders that elect to use a mark-to-market method of accounting;

·	U.S. expatriates or entities covered by the U.S. anti-inversion rules;

·	tax-exempt entities;

·	persons liable for alternative minimum tax;

·	persons holding ADSs or shares as part of a straddle, hedging, conversion or integrated transaction;

·	persons holding ADSs or shares through a bank, financial institution or other entity, or a branch thereof, located, organized or resident outside the United States,

·	persons that actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock;

·	persons who acquired ADSs or shares pursuant to the exercise of any employee share option or otherwise as compensation; or

·	partnerships or other pass-through entities, or persons holding ADSs or shares through such entities.

In addition, the discussion below does not describe any tax consequences arising out of the Medicare tax on certain “net investment income” or any tax consequences arising out of the “Foreign Account Compliance Act,” or FATCA regime.

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

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of our ADSs or shares and you are, for U.S. federal income tax purposes:

·	an individual who is a citizen or resident of the United States;

·	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any State thereof or the District of Columbia;

·	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

·	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

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

Passive foreign investment company

Based on the market price of our ADSs, the value of our assets, and the composition of our income and assets, we do not believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2015. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the U.S. Internal Revenue Service will not take a contrary position. A non-U.S. corporation will be a PFIC for any taxable year if, applying certain look-through rules, either:

·	at least 75% of its gross income for such year is passive income, or

·	at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”).

For this purpose, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2016 or any future taxable year. Because the value of our assets for purposes of the asset test generally will be determined by reference to the market price of our ADSs or shares, fluctuations in the market price of the ADSs or shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC.

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

For each taxable year that we are treated as a PFIC with respect to you, you will be subject to special tax rules with respect to any “excess distribution” you receive and any gain you recognize from a sale or other disposition (including a pledge) of the ADSs or shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or shares will be treated as an excess distribution. Under these special tax rules:

·	the excess distribution or recognized gain will be allocated ratably over your holding period for the ADSs or shares;

·	the amount allocated to the current taxable year, and any taxable years in your holding period prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and

·	the amount allocated to each other year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year, and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

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

We previously filed with the SEC registration statements on Form F-1 (File Numbers 333-148550 and 333-151315) and Form F-3 (File Numbers 333-189650 and 333-197388) and prospectus and prospectus supplements under the Securities Act with respect to the shares represented by the ADSs, preferred shares and warrants. We also filed with the SEC related registration statements on Form F-6 (File Numbers 333-148559 and 333-162257) with respect to the ADSs. We also filed with the SEC registration statements on Form S-8 (File Numbers 333-153647 and 333-175479) with respect to our securities to be issued under our 2007 share incentive plan.

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

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, inflation as measured by the consumer price index in China was 2.6%, 2.0% and 1.4% in 2013, 2014 and 2015, respectively.

Foreign Exchange Risk

Our sales in China are denominated in Renminbi, and our export sales are generally denominated in U.S. dollars and other currencies. Our costs and capital expenditures are largely denominated in Renminbi and foreign currencies, including U.S. dollars, Euro and Japanese Yen. Fluctuations in currency exchange rates, particularly between the U.S. dollar and Renminbi and between the Euro and Renminbi, could have a significant impact on our financial condition and results of operations, affect our gross and operating profit margins, and result in foreign exchange and operating gains or losses. For example, as of December 31, 2014 and 2015, we held $125.7 million and $161.2 million, respectively, in accounts receivable, including notes receivable, some of which were denominated in U.S. dollars. Had we converted all of our accounts receivable. including notes receivable, as of either date into Renminbi at an exchange rate of RMB6.4778 for $1.00, the exchange rate as of December 31, 2015, our accounts receivable would have been RMB814.3 million and RMB1,044.2 million as of December 31, 2014 and 2015, respectively. Assuming that Renminbi appreciates by a rate of 10% to an exchange rate of RMB5.8889, we would record a loss in the fair value of our accounts receivable in Renminbi terms. A 10% appreciation of Renminbi would result in our holding Renminbi equivalents of RMB740.2 million and RMB949.3 million in accounts receivable as of December 31, 2014 and 2015, respectively. These amounts would therefore reflect a theoretical loss of RMB74.1 million and RMB94.9 million for our accounts receivable as of December 31, 2014 and 2015, respectively. This calculation model is based on multiplying our accounts receivable, which are held in U.S. dollars, by a smaller Renminbi equivalent amount resulting from an appreciation of Renminbi. This calculation model does not take into account optionality nor does it take into account the use of financial instruments.

We incurred foreign currency exchange losses of approximately $0.4 million, exchange losses of approximately $27.0 million and exchange losses of approximately $2.1 million in 2013, 2014 and 2015, respectively. Our risk management strategy includes the use of derivative and non-derivative financial instruments as hedges of foreign currency exchange risk, whenever management determines their use to be reasonable and practical. This strategy does not permit the use of derivative financial instruments for trading purposes, nor does it allow for speculation. The purpose of our foreign currency derivative activities is to protect us from the risk that the U.S. dollar net cash flows resulting from forecasted foreign currency-denominated transactions will be negatively affected by changes in exchange rates. We use foreign currency forward exchange contracts to offset changes in the amount of future cash flows associated with certain third-party sales expected to occur within the next two years. Gains or losses on those contracts are recognized in other income in the consolidated income statements. The recognition of gains or losses resulting from changes in the values of those derivative instruments is based on the use of each derivative instrument. We had net gains of $0.6 million, net gains of $6.1 million and net losses of $6.0 million on derivative instruments from foreign currency forward exchange contracts in 2013, 2014 and 2015, respectively.

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

	As of December 31,
	2013	2014	2015
	(in thousands)
100 basis point increase in loss and decrease in equity	$8,542	$7,848	$7,337

A 100 basis point decrease would have had the equal but opposite effect to the amounts shown above, assuming all other variables remain constant.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

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

Persons depositing or withdrawing shares or holders of ADSs must pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

·    Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

·     Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.02 (or less) per ADS	· Any cash distribution to ADS registered holders

Persons depositing or withdrawing shares or holders of ADSs must pay:	For:

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	· Distribution of securities distributed to holders of deposited securities that are distributed by the depositary to ADS registered holders

$.02 (or less) per ADSs per calendar year	· Depositary services

Registration or transfer fees	· Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	· Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) · Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	· As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	· As necessary

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for expenses we incur that are related to the administration and maintenance of our ADS facility including, but not limited to, investor relations expenses, the annual NYSE listing fees, ADS offering expenses or any other program related expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. The annual reimbursement is also conditioned on certain requirements and criteria and will be adjusted proportionately to the extent such requirements or criteria are not met. For 2015, the depositary waived a total of $55,072.3 for the standard costs associated with the maintenance and administration of the ADR program.

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

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and our chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of December 31, 2015, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2015 using criteria established in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2015, based on the criteria established in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm, who audited our consolidated financial statements for the year ended December 31, 2015, has also audited the effectiveness of internal control over financial reporting as of December 31, 2015 and issued an attestation report on management’s assessment of our internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm

To the Board of Directors and Shareholders of ReneSola Ltd

We have audited the internal control over financial reporting of ReneSola Ltd and subsidiaries (the “Company”) as of December 31, 2015, based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and the related financial statement schedule as of and for the year ended December 31, 2015 of the Company and our report dated April 28, 2016 expressed an unqualified opinion on those financial statements and financial statement schedule.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 28, 2016

Changes in Internal Control over Financial Reporting

Our management has evaluated, with the participation of our chief executive officer and our chief financial officer, whether any changes in our internal control over financial reporting that occurred during our last fiscal year have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Based on the evaluation we conducted, management has concluded that no such changes occurred during the period covered by this annual report on Form 20-F.

On October 27, 2015, we announced Mr. Daniel K. Lee’s resignation as our chief financial officer, effective November 25, 2015, and Ms. Yuanyuan (Maggie) Ma, our then vice president of financial control, served as our interim chief financial officer since Mr. Lee’s resignation.  Ms. Yuanyuan (Maggie) Ma became our official chief financial officer, effective April 1, 2016.  We have performed an updated annual risk assessment in this regard, observed and tested the chief financial officer transition process, and analyzed the restructure of finance department and its impact. We have also updated Entity Level Controls  under the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission to ensure the functioning of the restructured finance department, reporting lines, appropriate authorities and responsibilities being under the board oversight.  Our analysis does not change our conclusion in the paragraph above.

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

	For the Year Ended December 31,
	2013	2014	2015
	(in thousands)
Audit fees(1)	$1,464	$1,147	$937
Audit-related fees(2)	26	28	—
Tax fees(3)	19	78	64
Other fees	—	—	—

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements and the review of our comparative interim financial statements.

(2)	“Audit related fees” represents aggregate fees billed for professional services rendered by our independent registered public accounting firm for the assurance and related services rendered in connection with our filing of Form F-3.

(3)	“Tax fees” represents value-added tax.

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

In September 2015, our board of directors authorized a share repurchase program under which we may repurchase up to $20 million in aggregate value of our outstanding ADSs within 12 months ending September 2016 on the open market or in privately negotiated transactions, or 2015 share repurchase program. As of March 31, 2016, we repurchased an aggregate of 1,310,577 ADSs, representing 2,621,154 shares, on the open market for a total cash consideration of $1.51 million. 1,614,776 of such repurchased shares were canceled in November 2015, and the remaining are expected to be canceled in the second quarter of 2016.

Other than those disclosed in this item, we did not repurchase our shares pursuant to non-publicly announced plans or programs.

The table below set forth the information for our repurchase of our shares for each month included in the period covered by the report:

Period	Total Number of ADSs Purchased(1)	Average Price Paid per ADS(2)	Total Number of ADSs Purchased as Part of Publicly Announced Programs	Maximum Dollar Value of ADSs that may yet be Purchased Under Programs(3)
September 2015	807,388	$0.98	807,388	19,212,038.40
October 2015	—	$—	—	—
November 2015	—	$—	—	—
December 2015	—	$—	—	—
January 2016	—	$—	—	—
February 2016	—	$—	—	—
March 2016	503,189	$1.43	1,310,577	18,494,042.18

(1)	Each ADS represents two shares.

(2)	Excluding broker commission fees.

(3)	Pursuant to our 2015 share repurchase program, excluding broker commission fees.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

Section 303A.08 of the NYSE Listed Company Manual requires a NYSE listed company to obtain its shareholders’ approval of all equity-compensation plans, and any material revisions to the terms of such plans. Section 303A.11 permits a foreign private issuer like our company to follow home country practice in certain corporate governance matters. Our British Virgin Islands counsel, Harney Westwood & Riegels LLP, has advised that under the existing British Virgin Islands laws, we are not required to obtain shareholders’ approval for amendments to our existing equity incentive plan. However, it should be noted that under the terms of the equity incentive plan, shareholder approval is required for certain changes to the terms of the plan. Upon board approval in January 2009 and August 2010, we effected amendments to our 2007 share incentive plan. On August 8, 2012, our board of directors approved an adjustment to the exercise price of options to purchase 5,386,600 shares previously granted under the 2007 share incentive plan to establish a new exercise price for such share options held by current employees. We will continue to follow the British Virgin Islands practice.

Other than the home country practice described above, we are not aware of any significant ways in which our corporate governance practices differ from those followed by U.S. domestic companies under the NYSE listing rules.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18	FINANCIAL STATEMENTS

The consolidated financial statements of ReneSola are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit
Number	Description of Document

1.1	Memorandum and Articles of Association, as amended (incorporated by reference to Exhibit 3.1 of our pre-effective amendment No. 2 to Form F-3 registration statement filed with the Securities and Exchange Commission on September 6, 2013)

2.1	Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 1 from our post-effective amendment No. 1 to Form F-6 registration statement (File No. 333-162257), as amended, initially filed with the Commission on August 24, 2011)

2.2	Registrant’s Specimen Certificate for Shares (incorporated by reference to Exhibit 4.2 from our Form F-1 registration statement (File No. 333-151315) filed with the Commission on May 30, 2008)

2.3	Form of Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated by reference to Exhibit 1 from our post-effective amendment No. 1 to the Form F-6 registration statement (File No. 333-162257) filed with the Commission on August 24, 2011)

2.4	Rights Agreement dated as of August 22, 2011 between the Registrant and The Bank of New York Mellon, as Rights Agent (incorporated by reference to Exhibit 4.1 of the Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on August 22, 2011)

Exhibit
Number	Description of Document

2.5	Standstill Agreement dated as of August 22, 2011 between the Registrant and Xianshou Li (incorporated by reference to Exhibit 4.2 of the Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on August 22, 2011)

4.1	2007 Share Incentive Plan, amended and restated as of August 20, 2010 (incorporated by reference to Exhibit 4.1 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 8, 2011)

4.2	Form of Indemnification Agreement with the Registrant’s Directors (incorporated by reference to Exhibit 10.2 from our Form F-1 registration statement (File No. 333-151315) filed with the Commission on May 30, 2008)

4.3	Service Agreement among the Registrant, ReneSola Zhejiang Ltd. (formerly known as Zhejiang Yuhui Solar Energy Source Co., Ltd.) and Xianshou Li dated as of May 22, 2006 (incorporated by reference to Exhibit 10.3 from our Form F-1 registration statement (File No. 333-151315) filed with the Commission on May 30, 2008)

4.4	English Translation of Supplemental Agreement to Service Agreement among the Registrant, ReneSola Zhejiang Ltd. (formerly known as Zhejiang Yuhui Solar Energy Source Co., Ltd.), ReneSola Shanghai Ltd. and Xianshou Li dated as of August 1, 2014 (incorporated by reference to Exhibit 4.4 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 23, 2015)

4.5	English Translation of the Form of Employment Relationship Adjustment Agreement among ReneSola Zhejiang Ltd., ReneSola Shanghai Ltd. and our executive officers (incorporated by reference to Exhibit 4.5 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 23, 2015)

4.6	English Translation of the Form of Employment Contract between ReneSola Shanghai Ltd. and its executive officers (incorporated by reference to Exhibit 4.6 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 23, 2015)

4.7	English Translation of the Form of Employment Contract between ReneSola Zhejiang Ltd. and its executive officers (incorporated by reference to Exhibit 4.7 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 23, 2015)

4.8	English Translation of the Form of Employment Contract between ReneSola Jiangsu Ltd. and its executive officers (incorporated by reference to Exhibit 4.8 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 23, 2015)

4.9	Form of Service Agreement between ReneSola Deutschland Gmbh and its executive officers (incorporated by reference to Exhibit 4.9 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 23, 2015)

Exhibit
Number	Description of Document

4.10	Form of Service Agreement between ReneSola America Inc. and its executive officers (incorporated by reference to Exhibit 4.10 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 23, 2015)

4.11	English Translation of Guarantee Contract among China Construction Bank, Xiahe Lian and Xianshou Li date as of January 24, 2009 (incorporated by reference to Exhibit 4.27 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 10, 2009)

4.12	English Translation of Supplemental Agreement to Guarantee Contract among China Construction Bank, Xiahe Lian and Xianshou Li date as of February 29, 2012 (incorporated by reference to Exhibit 4.21 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 27, 2012)

4.13	English Translation of Lease Agreement between Zhejiang Yuhuan and ReneSola Zhejiang Ltd. (formerly known as Zhejiang Yuhui Solar Energy Source Co., Ltd.) dated January 1, 2009 (incorporated by reference to Exhibit 4.30 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 7, 2010)

4.14	Form of Warrant to Purchase Shares represented by American Depositary Shares (incorporated by reference to Exhibit 4.1 of the Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on September 12, 2013)

4.15	Form of Securities Purchase Agreement dated September 11, 2013 (incorporated by reference to Exhibit 10.1 of the Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on September 12, 2013)

4.16	Form of Placement Agent Agreement dated September 11, 2013 (incorporated by reference to Exhibit 10.2 of the Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on September 12, 2013)

8.1*	Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our Form F-1 registration statement (File No. 333-151315) filed with the Commission on May 30, 2008)

12.1*	CEO Certification, pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification, pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Harney Westwood & Riegels LLP

15.2*	Consent of Haiwen & Partners

15.3*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

Exhibit
Number	Description of Document

101*

Financial information from the Registrant for the year ended December 31, 2014 formatted in eXtensible Business Reporting Language (XBRL):

(i) Consolidated Balance Sheets as of December 31, 2014 and 2015; (ii) Consolidated Income Statements for the Years Ended December 31, 2013, 2014 and 2015; (iii) Consolidated Statements of Comprehensive Income (Loss) for the Years Ended December 31, 2013, 2014 and 2015; (iv) Consolidated Statements of Changes in Equity for the Years Ended 31, 2013, 2014 and 2015; (v) Consolidated Statements of Cash Flows for the Years Ended December 31, 2013, 2014 and 2015; (vi) Notes to the Consolidated Financial Statements; and (vii) Schedule I—ReneSola Ltd Condensed Financial Statements

*	Filed with this annual report on Form 20-F.

**	Furnished with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RENESOLA LTD

By:	/s/ Xianshou Li
Name:	Xianshou Li
Title:	Chairman and Chief Executive Officer

Date: April 28, 2016

[Signature Page to 20-F]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ReneSola Ltd:

We have audited the accompanying consolidated balance sheets of ReneSola Ltd and subsidiaries (the “Company”) as of December 31, 2014 and 2015, and the related consolidated income statements, statements of comprehensive loss, changes in equity, and cash flows for each of the three years in the period ended December 31, 2015. Our audits also included the financial statement schedule included in Schedule I. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of ReneSola Ltd and subsidiaries as of December 31, 2014 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 28, 2016 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China
April 28, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ReneSola Ltd:

We have audited the internal control over financial reporting of ReneSola Ltd and subsidiaries (the “Company”) as of December 31, 2015, based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and the related financial statement schedule as of and for the year ended December 31, 2015 of the Company and our report dated April 28, 2016 expressed an unqualified opinion on those financial statements and financial statement schedule.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China
April 28, 2016

RENESOLA LTD

CONSOLIDATED BALANCE SHEETS

(Amounts expressed in U.S. dollars)

	As of December 31,
	2014	2015
ASSETS
Current assets:
Cash and cash equivalents	$99,847,604	$38,045,225
Restricted cash	121,862,127	140,337,531
Accounts receivable, net of allowances for doubtful accounts of $7,638,434 and $5,152,466 as of December 31,2014 and 2015, respectively	112,006,096	117,552,365
Notes Receivable	13,737,075	43,613,485
Inventories	357,361,169	193,171,119
Advances to suppliers-current, net	27,493,901	18,479,686
Amounts due from related parties	452,415	110,952
Value added tax recoverable	30,514,426	24,525,347
Income tax recoverable	1,246,718	3,609,414
Prepaid expenses and other current assets	44,913,444	27,805,783
Project assets	37,039,958	20,213,622
Assets held-for-sale	-	4,240,878
Derivative assets	1,688,103	56,253
Deferred tax assets-current, net	11,368,201	5,988,646

Total current assets	859,531,237	637,750,306

Property, plant and equipment, net	750,297,544	630,462,070
Prepaid land use right, net	39,574,063	37,239,795
Deferred tax assets-non-current, net	8,461,905	10,237,718
Advances for purchases of property, plant and equipment, net	1,756,051	381,958
Other non-current assets	9,386,726	9,373,292
Deferred project costs	-	20,874,446

Total assets	$1,669,007,526	$1,346,319,585

See notes to consolidated financial statements.

RENESOLA LTD

CONSOLIDATED BALANCE SHEETS-(Continued)

(Amounts expressed in U.S. dollars)

	As of December 31,
	2014	2015
LIABILITIES AND SHAREHOLERS' EQUITY
Current liabilities:
Short-term borrowings	$654,675,368	$668,787,546
Convertible bond payable-current	-	26,145,000
Accounts payable	461,499,180	300,176,417
Advances from customers-current	84,411,639	28,101,183
Amounts due to related parties	7,569,511	2,676,614
Other current liabilities	126,623,253	77,238,265
Income tax payable	123,492	129,845
Derivative liabilities	-	29,519
Warrant liability	1,890,000	577,500
Total current liabilities	1,336,792,443	1,103,861,889

Convertible notes payable-non-current	94,599,000	-
Long-term borrowings	43,451,827	38,776,693
Advances from customers-non-current	936,063	-
Warranty	31,778,365	36,023,946
Deferred revenue	-	32,376,386
Deferred subsidies	25,347,152	23,241,899
Other long-term liabilities	946,357	104,860
Total liabilities	1,533,851,207	1,234,385,673
Commitments and contingencies (see Note 19)
Shareholders' equity
Common shares (500,000,000 shares; no par value shares authorized at December 31, 2014 and 2015; 204,846,064 shares issued and 203,777,464 shares outstanding at December 31, 2014; 203,331,288 shares issued and 203,205,688 shares outstanding at December 31, 2015)	476,765,888	477,964,702
Additional paid-in capital	7,512,174	7,669,350
Accumulated deficit	(430,201,775)	(435,276,897)
Accumulated other comprehensive income	81,080,032	61,576,757
Total equity	135,156,319	111,933,912
Total liabilities and shareholders' equity	$1,669,007,526	$1,346,319,585

RENESOLA LTD

CONSOLIDATED INCOME STATEMENTS

(Amounts expressed in U.S. dollars, except number of shares and per share data)

	Years ended December 31,
	2013	2014	2015
Net revenues:
Product sales	$1,518,411,235	$1,552,893,052	$1,270,558,771
Product sales – related party	3,140,734	2,898,698	53,538
Processing services	1,223,637	8,603,976	11,472,675
Total net revenues	1,519,634,872	1,561,497,028	1,282,031,446
Cost of revenues:
Product sales	1,405,819,889	1,346,151,113	1,086,790,937
Product sales – related party	3,578,013	2,733,991	54,756
Processing services	709,883	6,062,630	7,366,665
Total cost of revenues	1,406,529,772	1,352,213,743	1,094,157,602
Gross profit	113,105,100	209,283,285	187,873,844
Operating expenses (income):
Sales and marketing	75,594,663	93,067,159	72,294,911
General and administrative	55,632,109	67,293,891	59,290,266
Research and development	46,452,032	52,575,143	43,905,312
Other operating income	(45,885,044)	(11,870,403)	(16,919,975)
Impairment of long-lived assets	202,756,739	-	-
Total operating expenses	334,550,499	201,065,790	158,570,514
Income (loss) from operations	(221,445,399)	8,217,495	29,303,330
Non-operating expenses (income):
Interest income	(8,443,153)	(5,009,687)	(2,875,075)
Interest expense	52,108,491	49,015,802	43,417,785
Foreign exchange losses	367,936	27,009,411	2,136,980
Losses (gains)on derivatives, net	(633,964)	(6,057,941)	6,030,915
Gain on disposal of subsidiaries	-	(8,253,229)	-
Gains on repurchase of convertible notes	-	(7,048,188)	(13,693,269)
Fair value change of warrant liability	(3,202,500)	(7,455,000)	(1,312,500)
Loss before income tax, non-controlling interests	(261,642,209)	(33,983,673)	(4,401,506)
Income tax benefit(expense)	2,722,715	349,880	(673,616)
Net loss	(258,919,494)	(33,633,793)	(5,075,122)
Less: net loss attributed to non-controlling interests	(3,955)	(3,772)	-
Net loss attributed to ReneSola Ltd	$(258,915,539)	$(33,630,021)	$(5,075,122)
Loss per share
Basic	$(1.42)	$(0.17)	$(0.02)
Diluted	$(1.42)	$(0.17)	$(0.02)
Weighted average number of shares used in computing loss per share
Basic	182,167,908	203,550,049	204,085,041
Diluted	182,167,908	203,550,049	204,085,041

See notes to consolidated financial statements

RENESOLA LTD

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts expressed in U.S. dollars)

	Year ended December 31,
	2013	2014	2015
Net loss	$(258,919,494)	$(33,633,793)	$(5,075,122)
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	8,777,439	(2,533,628)	(19,503,275)
Other comprehensive income (loss)	8,777,439	(2,533,628)	(19,503,275)
Comprehensive loss	(250,142,055)	(36,167,421)	(24,578,397)
Less: comprehensive loss attributable to non-controlling interest	(3,955)	(3,772)	-
Comprehensive loss attributable to ReneSola Ltd	$(250,138,100)	$(36,163,649)	$(24,578,397)

See notes to consolidated financial statements

RENESOLA LTD

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amount expressed in U.S. dollars, except number of shares)

	Common shares		Treasury	Additional paid-in	Retained earnings (accumulated	Accumulated other comprehensive	Equity (Deficit) attributable to ReneSola	Non controlling	Total Equity
	Shares	Amount	stock	capital	deficit)	income	Ltd	interest	(Deficit)

Balance at January 1, 2013	172,773,664	$421,460,573	$-	$5,250,487	$(137,656,215)	$74,836,221	$363,891,066	$512,419	$364,403,485
Net loss	-	-	-	-	(258,915,539)	-	(258,915,539)	(3,955)	(258,919,494)
Other comprehensive income , net of tax	-	-	-	-	-	8,777,439	8,777,439	-	8,777,439
Share-based compensation	-	-	-	1,626,560	-	-	1,626,560	-	1,626,560
Share exercised by employee	593,800	1,405,098	-	(927,269)	-	-	477,829	-	477,829
Issuance of ordinary shares (net of issuance cost of $4,551,958)	30,000,000	52,950,543	-	-	-	-	52,950,543	-	52,950,543
Repurchase from non-controlling interest	-	-	-	-	-	-	-	(299,818)	(299,818)

Balance at December 31, 2013	203,367,464	$475,816,214	$-	$5,949,778	$(396,571,754)	$83,613,660	$168,807,898	$208,646	$169,016,544
Net loss	-	-	-	-	(33,630,021)	-	(33,630,021)	(3,772)	(33,633,793)
Other comprehensive income , net of tax	-	-	-	-	-	(2,533,628)	(2,533,628)	-	(2,533,628)
Share-based compensation	-	-	-	2,240,126	-	-	2,240,126	-	2,240,126
Share exercised by employee	410,000	949,674	-	(677,730)	-	-	271,944	-	271,944
Repurchase from non-controlling interest	-	-	-	-	-	-	-	(204,874)	(204,874)

Balance at December 31, 2014	203,777,464	$476,765,888	$-	$7,512,174	$(430,201,775)	$81,080,032	$135,156,319	$-	$135,156,319
Net loss	-	-	-	-	(5,075,122)	-	(5,075,122)	-	(5,075,122)
Other comprehensive loss, net of tax	-	-	-	-	-	(19,503,275)	(19,503,275)	-	(19,503,275)
Share-based compensation	-	-	-	1,527,494	-	-	1,527,494	-	1,527,494
Share exercised by employee	1,043,000	2,010,998	-	(1,370,318)	-	-	640,680	-	640,680
Repurchase of common shares	-	(812,184)	812,184	-	-	-	-	-	-
Cancellation of ADSs	(1,614,776)	-	(812,184)	-	-	-	(812,184)	-	(812,184)
Balance at December 31, 2015	203,205,688	477,964,702	-	7,669,350	(435,276,897)	61,576,757	111,933,912	-	111,933,912

See notes to consolidated financial statements

RENESOLA LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts expressed in U.S. dollars)

	Years ended December 31,
	2013	2014	2015
Operating activities:
Net loss	$(258,919,494)	$(33,633,793)	$(5,075,122)
Adjustment to reconcile net loss to net cash provided by (used in) operating activities:
Impairment of long-lived assets	202,756,739	-	-
Inventory write-down	740,087	808,031	619,858
Depreciation	112,894,150	90,223,634	90,112,980
Amortization of deferred convertible notes issuance costs and premium	784,456	933,152	764,527
Allowance of doubtful receivables , advance to suppliers and prepayment for purchases of property, plant and equipment	3,658,491	5,710,167	117,520
Losses(gains)on derivatives	(633,964)	(6,057,941)	6,030,915
Share-based compensation	1,626,560	2,240,126	1,527,494
Loss on disposal of long-lived assets	631,567	1,486,466	4,658,023
Customer advance forfeited	(34,706,867)	-	-
Provision(reversal) for litigation	(4,017,232)	-	-
Gain on disposal of land use right	(4,693,760)	(64,283)	-
Fair value change of warrant liability	(3,202,500)	(7,455,000)	(1,312,500)
Gain from settlement of certain payable	-	-	(9,125,954)
Gains on repurchase of convertible notes	-	(7,048,188)	(13,693,269)
Gain on disposal of subsidiaries	-	(8,253,229)	-
Changes in assets and liabilities:
Accounts receivable	(18,563,418)	27,669,692	(28,886,971)
Notes receivable	(6,798,635)	17,940,468	(29,876,409)
Inventories	(97,019,340)	(19,210,219)	121,765,462
Advances to suppliers	10,145,556	(8,237,614)	8,282,514
Amounts due to/from related parties	476,787	(1,508,056)	(432,998)
Value added tax recoverable	(7,841,886)	(2,370,868)	4,279,053
Prepaid expenses and other current assets	9,726,118	40,319,263	15,169,401
Prepaid land use right	8,207,466	512,595	694,895
Accounts payable	156,692,295	(174,893,352)	(158,969,132)
Advances from customers	67,651,345	(15,231,114)	(58,666,118)
Income tax payables	2,869,657	(3,795,493)	(2,423,668)
Other current liabilities	3,877,495	9,224,022	(2,951,445)
Deferred revenue	-	-	32,376,386
Other non-current assets	-	(158,952)	-
Other long-term liabilities	(8,689,735)	(2,874,319)	(1,728,349)
Accrued warranty expense	9,842,133	8,043,681	5,759,388
Deferred tax assets	(3,832,046)	(2,151,417)	2,537,916
Project assets and deferred project costs	(25,100,741)	(33,856,418)	20,655,210
Net cash provided by (used in) operating activities	118,561,284	(121,688,959)	2,209,607

RENESOLA LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS-(Continued)

(Amounts expressed in U.S. dollars)

	Years ended December 31,
	2013	2014	2015
Investing activities:
Purchases of property, plant and equipment	(90,139,831)	(51,813,162)	(14,437,852)
Advances for purchases of property, plant and equipment	(36,098,206)	(2,699,262)	(2,383,131)
Cash received from government subsidy	16,819,424	12,218,438	-
Proceeds from disposal of property, plant and equipment	442,134	93,411	5,751,414
Proceeds from disposal of subsidiaries, net of cash disposed	-	18,679,663	-
Changes in restricted cash	(80,916,131)	134,584,395	(24,503,612)
Increase in investments	-	-	(83,150)
Net cash received (paid) on settlement of derivatives	290,341	4,397,504	(4,371,142)
Net cash provided by (used in) investing activities	(189,602,269)	115,460,987	(40,027,473)
Financing activities:
Proceeds from bank borrowings	1,452,032,406	1,063,769,258	1,100,033,042
Proceeds from related parties	-	4,000,000	3,000,000
Repayment to related parties	-	-	(7,000,000)
Repayment of bank borrowings	(1,450,351,941)	(1,045,904,061)	(1,052,642,690)
Cash paid for issuance costs	(4,551,958)	-	-
Proceeds from exercise of stock options	477,829	993,329	640,680
Repurchase of convertible notes	-	(9,809,860)	(54,376,600)
Proceeds from issuance of common shares and detachable warrant	70,050,000	-	-
Repurchase from non-controlling interests	(36,244)	-	-
Cash paid for ADSs repurchase	-	-	(812,183)
Net cash provided by (used in) financing activities	67,620,092	13,048,666	(11,157,751)
Effect of exchange rate changes	(3,089,712)	6,254,232	(12,826,762)
Net increase (decrease) in cash and cash equivalents	(6,510,605)	13,074,926	(61,802,379)
Cash and cash equivalents, beginning of year	93,283,283	86,772,678	99,847,604
Cash and cash equivalents, end of year	$86,772,678	$99,847,604	$38,045,225
Supplemental schedule of non-cash transactions
Project assets reclassified to property, plant and equipment, net	$16,672,267	$27,127,591	-
Payables for purchase of property, plant and equipment	$12,932,775	$45,377,459	$37,754,500
Banknotes, included in notes receivable, used to purchase equipment	$18,238,523	$13,321,415	$24,984,882
Supplemental disclosure of cash flow information
Interest paid	$52,566,232	$42,309,295	$44,833,732
Income tax paid (return)	$(1,343,124)	$5,866,131	$2,395,594

See notes to consolidated financial statements

RENESOLA LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND NATURE OF OPERATIONS

ReneSola Ltd was incorporated in the British Virgin Island on March 17, 2006. On January 29, 2008, the Company became listed on the New York Stock Exchange (NYSE) in the United States. ReneSola Ltd and its subsidiaries (collectively the “Company”) are engaged in the manufacture and sale of solar power products including virgin polysilicon, monocrystalline and multi crystalline solar wafers and photovoltaic (PV) cells and modules. From 2012, the Company began entering into arrangements to develop commercial solar power projects, or project assets, which consists primarily of solar power project development, engineering, procurement and construction ("EPC") services.

The following table lists major subsidiaries of the Company as of December 31, 2015:

Subsidiaries	Date of acquisition	Date of incorporation	Place of incorporation	Date of commencement	Percentage of ownership
ReneSola Zhejiang Ltd. formerly known as ZhejiangYuhui Solar Energy Source Co., Ltd. (“ReneSola Zhejiang”)	N/A	August 7, 2003	People’s Republic of China (“PRC”)	July, 2005	100%
ReneSola America Inc. (“ReneSola America”)	N/A	November 12, 2006	United States of America	November, 2006	100%
ReneSola Singapore Pte Ltd. (“ReneSola Singapore”)	N/A	March 28, 2007	Singapore	May, 2007	100%
Sichuan ReneSola Silicon Material Co., Ltd. (“Sichuan ReneSola”)*	N/A	August 25, 2007	PRC	July, 2009	100%
ReneSola Jiangsu Ltd. (“ReneSola Jiangsu”)	May 31, 2009	November 8, 2005	PRC	May 31, 2009	100%
Zhejiang ReneSola System Integration Ltd. Formerly known as Zhejiang ReneSola Photovoltaic Materials Co., Ltd. (“Zhejiang ReneSola PV Materials”)	N/A	April 30,2010	PRC	January, 2011	100%
Sichuan Ruiyu New Materials Technology Co., Ltd. (“Sichuan Ruiyu”)	N/A	August 24,2010	PRC	July, 2011	100%
Sichuan Ruixin Photovoltaic Materials Co., Ltd. (“Sichuan Ruixin”)	N/A	November 23, 2010	PRC	N/A*	100%
Sichuan SiLiDe Composite Materials Co., Ltd. (“Sichuan SiLiDe”)	N/A	July 11, 2011	PRC	N/A*	100%
ReneSola Deutschland GmbH (“ReneSola Germany”)	N/A	September26, 2011	Germany	August, 2012	100%
ReneSola New Energy S.A.R.L (“ReneSola New Energy”)	N/A	March 28, 2012	Luxemburg	N/A*	100%
NOVE ECO ENERGY EOOD (“NOVE”)	April 9, 2012	November 4, 2009	Bulgaria	August, 2012	100%
MG SOLAR SYSTEMS EOOD (“MG”)	April 9, 2012	October 27, 2009	Bulgaria	August, 2012	100%
ReneSola Australia PTY LTD (“ReneSola Australia”)	N/A	July 30, 2012	Australia	November, 2012	100%
ReneSola Japan Ltd. (“ReneSola Japan”)	N/A	July 9, 2012	Japan	November, 2012	100%
LUCAS EST S.R.L (“LUCAS”).	September 13, 2012	December 17, 2008	Romania	January, 2014	100%
ECOSFER ENERGY S.R.L (“ECOSFER”).	September 26, 2012	November 17, 2011	Romania	January, 2014	100%

Subsidiaries	Date of acquisition	Date of incorporation	Place of incorporation	Date of commencement	Percentage of ownership
ReneSola India Private Limited (“ReneSola India”)	N/A	November 22, 2012	India	December, 2012	100%
Lucas Est Korea Co., Ltd (“Lucas Korea”)	N/A	March 12, 2013	Korea	N/A*	100%
Ecosfer Energy Korea Co., Ltd (“Ecosfer Korea”)	N/A	March 12, 2013	Korea	N/A*	100%
ReneSola UK Limited (“ReneSola UK”)	N/A	April 11, 2013	UK	July, 2013	100%
ReneSola Shanghai Ltd (“ReneSola Shanghai”)	N/A	May 30, 2013	PRC	October, 2013	100%
ReneSola South Africa Proprietary Limited (“ReneSola South Africa”)	N/A	July 6, 2013	South Africa	February, 2014	100%
ReneSola Panama Inc. (“ReneSola Panama”)	N/A	December 28, 2013	Panama	March, 2014	100%
ReneSola France SAS (“ReneSola France”)	N/A	February 7, 2014	France	July, 2014	100%
ReneSola Italy S.R.L. (“ReneSola Italy”)	N/A	March 28, 2014	Italy	June, 2014	100%
ReneSola(Thailand) Inc. (“ReneSola Thailand”)	N/A	February 24, 2014	Thailand	February, 2015	100%
RENESOLA MEXICO,S,de R.L de C.V. (“ReneSola Mexico”)	N/A	April 10, 2014	Mexico	July, 2014	100%
RENESOLA TURKEY GüNES ENERJISI TEKNOLOJI HIZMETLERI VE TICARET L (“ReneSola Turkey”)	N/A	April 22, 2014	Turkey	August, 2014	100%
PT. ReneSola Clean Energy (“ReneSola Indonesia”)	N/A	May 14, 2014	Indonesia	February, 2015	100%
RENESOLA DO BRASIL COMERCIO E REPRENTACAO LTDA (“ReneSola Brazil”)	N/A	May 12, 2014	Brazil	December, 2015	100%
RENESOLA ENGINEERING INTERNATIONAL GMBH (“ReneSola Austria”)	N/A	July 22, 2014	Austria	December, 2014	100%
RENESOLA Canada Limited (“ReneSola Canada")	N/A	June 23, 2014	Canada	December, 2014	100%
ReneSola Investment Management Ltd ("ReneSola Investment")	N/A	December 2, 2014	British Virgin Island	July, 2015	100%
Renesola Energy, INC.	N/A	December 22, 2014	United States	September, 2015	100%
Renesola Power, Inc. ("Renesola Power")	N/A	July 23, 2015	United States	N/A*	100%
Renesola UK Rooftop Limited ("Renesola UK Rooftop")	N/A	August 6, 2015	UK	N/A*	100%
Baynergy, LLC ("Baynergy")	N/A	July 8, 2015	United States	N/A*	100%

*: These companies had not commenced operations as of December 31, 2015.

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

The following factors raise substantial doubt about our ability to continue as a going concern for the foreseeable future.

·	For the year ended December 31, 2015, we incurred a net loss of $5,075,122.

·	As of December 31, 2015, our current liabilities exceed our current assets by $466,111,583. While the Company had cash and cash equivalents of $38,045,225, it had short-term bank borrowings of $667,682,811 all due within one year and the current portion of long-term debt amounting to $1,104,735, which is not expected to be renewed.

·	There is a put option held by the convertible bond holders, whereby on March 15, 2016 they may require the Company to repurchase for cash all or any portion of their notes at a price equal to 100% of the principle amount plus any accrued and unpaid interest. As of December 31, 2015, the convertible notes payable balance is $26,145,000. Subsequent to December 31, 2015, the Company repurchased all of its outstanding convertible notes of approximately $26,145,000 par value using cash of 25.9 million.

These factors are mitigated by the following plans and actions:

·	As of April 2016, the Company has performed a review of its cash flow forecast for the twelve months ending April 2017. The Company believes that its operating cash flow in the forecasted period will be positive. While management believes the forecast is based on reasonable assumptions include: i) the cost to produce modules and wafers is estimated to be marginally lower for the forecasted period ending April 2017, respectively, as a result of continuous cost control effectiveness, and ii) the Company expects the solar project business to generate positive cash inflow in the forecasted period.

·	While there can be no assurance that the Company will be able to refinance its short-term bank borrowings as they become due, historically, the Company has rolled over or obtained replacement borrowings from existing credit for most of its short-term bank loans upon the maturity date of the loans. As of March 31, 2016, the Company has successfully rolled over $87.7 million short-term borrowings outstanding as of December 31, 2015 and has assumed it will continue to be able to do so for the foreseeable future.

·	As of March 31, 2016, the Company has unused lines of credit of $110.4 million, of which $73.4 million is related to trade financing. Based on the Company's historical experience, trade facilities funding request will be approved in the normal course provided that the Company submits the required supporting documentation and the amount is within the credit limit granted.

·	In March 2016, the Company received non-binding letters of commitment from four banks to support their financing in the amount of $426.0 million, of which $299.2 million is related to short term loan and $126.8 million related to trade financing. However, the non-binding letters of commitment from banks do not have a stated term, and may be withdrawn by the banks at their discretion.

·	In 2015, the Company executed sales agreements in connection with the transfer of 13.5 megawatts (“MW”), and completed sales of 57.5 MW and 1.85 MW of utilities scale projects in United Kingdom and Japan, respectively. As of March 31, 2016, the Company completed the construction and connection of additional 24.34MW utilities scale projects in the United Kingdom, 20MW of which the Company has received letters of intent. This is estimated to generate positive cash inflow in the forecasted period.

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

When available, the Company measures the fair value of financial instruments based on quoted market prices in active markets, valuation techniques that use observable market-based inputs or unobservable inputs that are corroborated by market data. When observable market prices are not readily available, the Company generally estimates the fair value using valuation techniques that rely on alternate market data or inputs that are generally less readily observable from objective sources and are estimated based on pertinent information available at the time of the applicable reporting periods. See Note 8, “Fair Value Measurements”, for further details.

(d) Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses for the reporting periods presented. Actual results could materially differ from these estimates. Significant accounting estimates are susceptible to changes with the acquisition of the information, which include revenue recognition for sales of solar power projects, allowances for doubtful receivables, advances to suppliers and prepayment for PPE, valuation of deferred tax assets, accruals of warranty expenses, recoverability of the carrying value of long-lived assets and project assets.

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

(h) Project assets and deferred project costs

In 2012, the Company began entering into arrangements to develop commercial solar power projects ("project assets") for sale upon their completion. Project assets consist primarily of costs relating to solar power projects in various stages of development that are capitalized prior to entering into a definitive sales agreement for the solar power project. These costs include certain acquisition costs, land costs and costs for developing and constructing a solar power project. Development costs can include legal, consulting, permitting, and other similar costs. Construction costs can include execution of field construction, installation of solar equipment, and solar modules and related equipment. Interest costs incurred on debt during the construction phase are also capitalized within project assets. The Company does not depreciate the project assets, when they are considered held for sale. Any revenue generated from a solar power project connected to the grid would be considered incidental revenue and accounted for as a reduction of the capitalized project costs for development. In addition, the Company presents all expenditures related to the development and construction of project assets as a component of cash flows from operating activities.

During the development phase, these project assets are accounted for in accordance with the recognition, initial measurement and subsequent measurement subtopics of ASC 970- 360, as they are considered in substance real estate. While the solar power projects are in the development phase, they are generally classified as non-current assets, unless it is anticipated that construction will be completed and sale will occur within one year.

Project assets are classified as current assets on the consolidated balance sheets when the criteria in ASC 360-10-45-9 are met. If, not met, the Company reclassifies them to property, plant and equipment, unless the delay in the period required to complete the sale is caused by events or circumstances beyond the Company's control. In 2014, the Company reclassified two project assets in Romania to property, plant and equipment with the carrying value of $27,127,591.

Deferred project costs represents costs that are capitalized as project assets for arrangements that are accounted for as real estate transactions after the Company has entered into a definitive sales arrangement, but before the sale is completed or before all criteria to recognize the sale as revenue is met. The Company classifies deferred project costs as noncurrent if all revenue recognition criteria are not expected within the next 12 months. As of December 31, 2015, the Company entered into a sale transaction for one project asset, which includes contractual provisions which may require the Company to repurchase the project asset under certain circumstances. The repurchase provisions expire on June 30, 2017. In connection with this transaction, the Company has classified the project asset as deferred project costs and the cash received in connection with the sales price as deferred revenue of $20,874,446 and $25,378,112, respectively.

The Company reviews project assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company considers a project commercially viable or recoverable if it is anticipated to be sold for a profit once it is either fully developed or fully constructed. The Company considers a partially developed or partially constructed project commercially viable or recoverable if the anticipated selling price is higher than the carrying value of the related project assets. The Company examines a number of factors to determine if the project will be recoverable, the most notable of which include whether there are any changes in environmental, ecological, permitting, market pricing or regulatory conditions that impact the project. Such changes could cause the costs of the project to increase or the selling price of the project to decrease. If a project is not considered recoverable, the Company impairs the respective project assets and adjusts the carrying value to the estimated recoverable amount, with the resulting impairment recorded within operations. The Company did not recognize any impairment losses on project assets for the years ended December 31, 2014 and 2015, respectively.

(i) Investments

Investments in marketable equity securities are classified as trading, or available-for-sale. Investments classified as trading are reported at fair value with unrealized gains and losses included in earnings. Investments classified as available-for-sale are reported at fair value with unrealized gains and losses recorded in other comprehensive income. The cost of investments sold is determined by specific identification.

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

The Company routinely reviews available-for-sale securities for other-than-temporary declines in fair value below the cost basis, and when events or changes in circumstances indicate the carrying value of an asset may not be recoverable, the security is written down to fair value. No other-than-temporary impairment loss was recognized during the years ended December 31, 2013, 2014 and 2015.

(j) Advances to suppliers and advances for purchase of property, plant and equipment

In order to secure a stable supply of silicon materials and construction materials, the Company makes advance payments to suppliers for raw material supplies and advances for purchases of long-lived assets which are offset against future deliveries. Advances to suppliers for purchases expected within twelve months as of each balance sheet date are recorded as advances to suppliers in current assets and those associated with purchases expected over longer periods of time are recorded in non-current advance to suppliers. As of December 31, 2014 and 2015, advances to suppliers in current assets were $27,493,901 and $18,479,686, respectively, and non-current advances to suppliers for silicon raw material supplies were both $nil. Advances for property, plant and equipment are recorded in non-current assets and were $1,756,051 and $381,958 as of December 31, 2014 and 2015, respectively. The Company does not require collateral or other security against its advances to suppliers. As a result, the Company’s claims for such prepayments are unsecured, which exposes the Company to the suppliers’ credit risk. The Company performs ongoing credit evaluations of the financial condition of its material suppliers.

As of December 31, 2014 and 2015, the largest prepayments made to individual suppliers are as follows:

	At December 31,
	2014	2015
Supplier A	-	$6,400,000
Supplier B	-	$1,070,954
Supplier C	$6,986,882	-

As of December 31, 2014 and 2015, advances for purchases of property, plant and equipment in excess of 10% of total advances and prepayments to equipment suppliers are as follows:

	At December 31,
	2014	2015
Supplier A	-	$71,783
Supplier B	-	$66,689
Supplier C	$265,932	-
Supplier D	$265,126	-
Supplier E	$258,679	-

(k) Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the following estimated useful lives:

Buildings	40-50 years
Plant and machinery	10-25 years
Motor vehicles	4-5 years
Office equipment	3-5 years
Solar power projects	25 years

Construction in progress represents mainly the construction of new facilities in ReneSola Zhejiang, ReneSola Jiangsu, Sichuan ReneSola, and Sichuan Ruiyu. Costs incurred in the construction are capitalized and transferred to property, plant and equipment upon completion, at which time depreciation commences.

(l) Assets held-for-sale

Non-current assets and asset disposal groups are classified as held-for-sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable, the assets are available for immediate sale in their present condition and they are expected to qualify for recognition as a completed sale within one year from the date of classification. Non-current assets classified as held for sale are measured at lower of their carrying amount and fair value less costs to sell. In December 2015, the company had entered into an agreement to sell property and land use right in Sichuan, China, and the assets have been classified as assets held for sale as of December 31, 2015. This transaction is expected to close in the course of 2016.

The company's assets held for sale are summarized below:

At December 31,2015
Property, plant and equipment, net	$3,530,744
land use right, net	$710,134
Total	$4,240,878

(m) Interest capitalization

The Company capitalizes interest costs as part of the costs of constructing certain assets during the period of time required to get the assets ready for their intended use. The Company capitalizes interest to the extent that expenditures to construct an asset have occurred and interest costs have been incurred. The interest capitalized for project assets forms part of the cost of revenues when such project assets are sold and all revenue recognition criteria are met. Interest capitalization ceases once a project is substantially complete or no longer undergoing construction activities to prepare it for its intended use.

(n) Prepaid land use right

Prepaid land use right represent payments made to obtain land use rights. Prepaid land use right is recognized as an expense on a straight-line basis over the lease period of 40-50 years.

Expenses recognized were $1,086,685, $779,703 and $910,157 for the years ended December 31, 2013, 2014 and 2015, respectively.

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

The impairment losses of long-lived assets were $202,756,739, $nil and $nil for the years ended December 31, 2013, 2014 and 2015 respectively (see Note 7).

(p) Deferred convertible notes issuance costs

Debt issuance costs are deferred and amortized using effective interest method through the earliest redemption date. The amortization, recorded in interest expense, was $784,456, $933,152 and $764,527 for the years ended December 31, 2013, 2014and 2015, respectively.

(q) Income taxes

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

(r) Revenue recognition

Solar power products

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

Solar power projects

The Company recognizes revenue from the sale of project assets in accordance with ASC 360-20, Real Estate Sales. For these transactions, the Company has determined that the project assets, which represent the costs of constructing solar power projects, represent “integral” equipment and as such, the entire transaction is in substance the sale of real estate and subject to the revenue recognition guidance under ASC 360-20 Real Estate. Under the provisions of real estate accounting, the Company recognizes revenue under full accrual method when all of the following requirements are met: (a) the sales are consummated; (b) the buyer’s initial and continuing investments are adequate to demonstrate its commitment to pay; (c) the receivable is not subject to any future subordination; and (d) the Company has transferred the usual risk and rewards of ownership to the buyer. Specifically, the Company considers the following factors in determining whether the sales have been consummated: (a) the parties are bound by the terms of a contract; (b) all consideration has been exchanged; (c) permanent financing for which the seller is responsible has been arranged; and (d) all conditions precedent to closing have been performed, and the Company does not have any substantial continuing involvement with the project.

For sales agreements that have energy generation performance guarantees within certain timeframe, if there is an underperformance event, we may incur liquidated damages as a percentage of the EPC contract price. The Revenue recognized is reduced by the maximum amount of the payable liquidated damage, which amount is deferred until the end of the guarantee period.

For sales agreements that have conditional repurchase clauses if certain events occur, such as not achieving specified guaranteed performance level within a certain timeframe, we will not recognize revenue on such sales agreements until the conditional repurchase clauses are of no further force or effect and all other necessary revenue recognition criteria have been met.

The Company has recognized $nil, $nil and $110,737,934 from sales of project assets for the years ended December 31, 2013, 2014 and 2015, respectively

(s) Deferred project revenue

Deferred project revenue was $nil and $32,376,386 at December 31, 2014 and 2015, respectively, and represented customer payments received or customer billings made under the terms of solar power project related sales contracts for which all revenue recognition criteria for real estate transactions have not yet been met. The associated solar power project related costs are included as deferred project costs. The Company classifies such amounts as current or noncurrent depending on when all revenue recognition criteria are expected to be met, consistent with the classification of the associated deferred project costs.

(t) Cost of revenues

Cost of revenues consists of production related costs including costs of silicon raw materials, consumables, direct labor, overhead costs, depreciation of plant and equipment, contractor and processing fees. Shipping and handling costs incurred on sale of products and included in sales and marketing expense were $36,678,733,$55,474,721and $34,734,098 for the years ended December 31, 2013, 2014 and 2015, respectively.

(u) Research and development

Costs related to the design, formulation and testing of new products or process alternatives are included in research and development expenses. Research and development costs are expensed when incurred.

(v) Warranty expenses

The Company’s solar modules are typically sold with25year warranties against specified declines in the initial minimum power generation capacity at the time of delivery. The Company also provides warranties for solar modules against defects in materials and workmanship for a period of five or ten years from the date of sale. Warranty cost is accrued at the point the related module revenue is recognized. Due to the limited solar module manufacturing history, the Company does not have a significant history of warranty claim. Cost of warranties is estimated based on an assessment of the Company’s and competitors’ accrual history, industry-standard testing, estimates of failure rates from quality review and other assumptions that are considered to be reasonable under the circumstances. Actual warranty costs are accumulated and charged against accrued warranty liability. To the extent that actual warranty cost differs from the estimates, the Company will prospectively revise the accrual rate. As such estimates are subjective, the Company will continue to analyze its claim history and the performance of its products and compare against its competitors, industry data for warranty claims, and other assumptions, such as academic research, to determine whether its accrual is adequate. The Company has adopted a warranty accrual rate of 1.0% of PV module revenues, based on its assessment of industry norms which also represents the Company's best estimate to date. Should it begin to experience warranty claims differing from its accrual rate, the Company would prospectively revise the warranty accrual rate. From the first quarter of 2014, we reclassified warranty expenses from cost of revenues to selling expenses, to better reflect our global OEM business operations and align our accounting policy to industry peers. Accordingly, beginning from the first quarter of 2014, warranty expenses have been recognized as part of selling expenses. The Company revised downward the estimated cost to satisfy the Company’s outstanding product warranty by $3,249,623 for the year ended December 31, 2015, attributable primarily to decrease in the average selling prices (“ASPs”) for solar modules, a primary input into the estimated costs of the Company’s warranty policy.

(w) Government grants

Government grants received by the Company consist of unrestricted grants and subsidies and restricted grants. Unrestricted grants that allowed the Company’s full discretion in utilizing the funds were recognized as other operating income upon receipt of cash and when all the conditions for their receipt have been satisfied. The Company recorded $4,297,693, $4,618,498 and $3,815,650 government grants for the years ended December 31, 2013, 2014 and 2015 in other operating income, respectively.

Restricted grants related to property, plant and equipment are recorded as deferred subsidies and are amortized on a straight-line basis over the useful life of the associated assets. The Company received government grants related to property, plant and equipment and land use right of $16,819,424, $12,037,938 and $nil during the years ended December 31, 2013, 2014 and 2015, respectively. The deferred government grants as of December 31, 2014 and 2015 were $25,347,152 and $23,241,899, respectively, included in deferred subsidies and other in the consolidated balance sheets. The Company amortized the deferred grants in the amount of $988,312, $1,455,103 and $829,668 into other operating income for the years ended December 31, 2013, 2014 and 2015, respectively. The Company also recognized the deferred grants in the amount of $27,843,170 and $nil related to property, plant and equipment disposed of as part of the gain from disposal of subsidiaries for the year ended December 31, 2014, and 2015, respectively.

(x) Other operating expense (income)

Other operating expense (income) primarily consists of gains or losses on disposal of fixed assets and land use right, subsidies received from the government, and forfeitures of advances from customers.

(y) Foreign currency

The functional currency of ReneSola Ltd is the United States Dollar (“U.S. dollar”). The functional currency of ReneSola's subsidiaries in the PRC is Renminbi (“RMB”). The functional currency of the overseas subsidiaries normally is the local currency the subsidiary domiciles.

Foreign currency transactions have been translated into the functional currency at the exchange rates prevailing on the date of transactions. Foreign currency denominated monetary assets and liabilities are remeasured into the functional currency at exchange rates prevailing on the balance sheet date. Exchange gains and losses have been included in the determination of net income.

The Company has chosen the U.S. dollar as its reporting currency. Assets and liabilities have been translated using exchange rates prevailing on the balance sheet date. Income statement items have been translated using the weighted average exchange rate for the year. Translation adjustments have been reported as a component of other comprehensive income in the statement of comprehensive income.

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Company’s cash and cash equivalents denominated in RMB amounted to RMB 109,951,726 ($17,721,030) and RMB 34,604,501 ($5,342,001)) at December 31, 2014 and 2015, respectively. And the Company’s restricted cash denominated in RMB amounted to RMB 601,482,914 ($96,941,603) and RMB 560,065,172 ($86,458,941) at December 31, 2014and 2015, respectively.

(z) Fair value of financial instruments

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

When available, the Company measures the fair value of financial instruments based on quoted market prices in active markets, valuation techniques that use observable market-based inputs or unobservable inputs that are corroborated by market data. Pricing information the Company obtains from third parties is internally validated for reasonableness prior to use in the consolidated financial statements. When observable market prices are not readily available, the Company generally estimates the fair value using valuation techniques that rely on alternate market data or inputs that are generally less readily observable from objective sources and are estimated based on pertinent information available at the time of the applicable reporting periods. In certain cases, fair values are not subject to precise quantification or verification and may fluctuate as economic and market factors vary and the Company’s evaluation of those factors changes. Although the Company uses its best judgment in estimating the fair value of these financial instruments, there are inherent limitations in any estimation technique. In these cases, a minor change in an assumption could result in a significant change in its estimate of fair value, thereby increasing or decreasing the amounts of the Company’s consolidated assets, liabilities, equity and net income or loss. See Note 8, “Fair Value Measurements”, for further details.

(aa) Derivative financial instruments

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

Net (gains) losses recognized on derivative instruments from foreign currency forward exchange contracts were $(633,964), $(6,057,941) and $6,030,915 in the years ended December 31, 2013, 2014 and 2015, respectively. As of December 31, 2015, the Company has outstanding foreign exchange forward contracts with a total notional amount of$22,883,760.

(ab) Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing income attributable to holders of common shares by the weighted average number of common shares outstanding during the year. Diluted earnings (loss) per share reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted into common shares.

(ac) Share-based compensation

The Company recognizes expenses for services received in exchange for awards of equity instruments based on the grant-date fair value of the award as determined by the Black-Scholes option pricing model, net of estimated forfeitures. The estimated compensation cost is recognized ratably over the period the grantee is required to provide services per the conditions of the award. See Note 15, “Share Based Compensation”, for further details.

(ad) Comprehensive income (loss)

Comprehensive income is the change in equity during a period from transactions and other events and circumstances from non-shareholder sources and included net income and foreign currency translation adjustments. As of December 31, 2013, 2014 and 2015, accumulated other comprehensive income was comprised entirely of foreign currency translation adjustments.

(ae) Treasury Stock

On September 23, 2015, the Company's Board of Directors authorized the Company to repurchase up to $20 million of its ADSs, each representing its two ordinary shares in aggregate value of its outstanding ordinary shares through open market or private transactions during the twelve months period ending in September, 2016, depending on market condition.

As of December 31, 2015, the Company repurchased an aggregate of 807,388 ADSs, representing 1,614,776 ordinary shares, on the open market for total cash consideration of $812,184 as treasury stock. As of December 31, 2015 the Company cancelled the treasury stock.

(af) Concentrations of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, notes receivable, accounts receivable and advances to suppliers. The Company places its cash and cash equivalents with financial institutions with high-credit ratings and quality. The Company conducts credit evaluations of customers and generally does not require collateral or other security from its customers. The Company establishes an allowance for doubtful receivables mainly based on the age of receivables and factors surrounding the credit risk of specific customers. The Company performs ongoing credit evaluations of the suppliers’ financial conditions. The Company generally does not require collateral or other security against such suppliers; however, it maintains a reserve for potential credit losses. Such losses have historically been within management’s expectations.

(ag) Recently issued accounting pronouncements

In May 2014, the Financial Accounting Standards Board (or "FASB") issued Accounting Standards Updates (or "ASU") 2014-09, Revenue from Contracts with Customers (Topic 606), to clarify the principles of recognizing revenue and create common revenue recognition guidance between U.S. GAAP and International Financial Reporting Standards (“IFRS”). An entity has the option to apply the provisions of ASU 2014-09 either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying this standard recognized at the date of initial application. ASU 2014-09 is effective for fiscal years and interim periods within those years beginning after December 15, 2016, and early adoption is not permitted. In August, 2015, the FASB updated this standard to ASU 2015-14, the amendments in this Update defer the effective date of Update 2014 -09, that the Update should be applied to annual reporting periods beginning after December 15, 2017 and earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company is still in the process of assessing the potential financial impact the adoption will have to the Company.

In February 2015, the FASB issued ASU 2015-02, Consolidation (Topic 810) - Amendments to the Consolidation Analysis. ASU 2015-02 modifies existing consolidation guidance related to (i) limited partnerships and similar legal entities, (ii) the evaluation of variable interests for fees paid to decision makers or service providers, (iii) the effect of fee arrangements and related parties on the primary beneficiary determination, and (iv) certain investment funds. These changes are expected to limit the number of consolidation models and place more emphasis on risk of loss when determining a controlling financial interest. ASU 2015-02 is effective for fiscal years and interim periods within those years beginning after December 15, 2015. Early adoption is permitted. The Company is still in the process of assessing the potential financial impact to the Company.

In April 2015, the FASB issued ASU 2015-03 as part of its simplification initiative. Under the ASU, an entity presents such costs in the balance sheet as a direct deduction from the related debt liability rather than as an asset. Amortization of the costs is reported as interest expense. The requirement to present debt issuance costs as a direct reduction of the related debt liability (rather than as an asset) is consistent with the presentation of debt discounts under U.S. GAAP. In August 2015, the FASB issued ASU 2015-15 related with the presentation and subsequent measurement of debt issuance costs associated with line-of-credit arrangements, under which the SEC staff stated it would not object to an entity deferring and presenting debt issuance costs as an asset and subsequently amortizing the deferred debt issuance costs ratably over the term of the line-of-credit arrangement, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement. The impact of the adoption of the ASU to the Company's consolidated financial statements will be limited to balance sheet classification only.

In July, 2015, the FASB issued ASU 2015-11 as part of its simplification initiative. The ASU changes the way of measurement on inventory, which currently requires an entity to measure inventory at the lower of cost or market. The amendments in this Update require an entity to measure inventory within the scope of this Update at the lower of cost and net realizable value. The Company is still in the process of assessing the potential financial impact the adoption will have to the Company.

In November 2015, the FASB issued ASU2015-17 as part of its simplification initiative. To simplify the presentation of deferred income taxes, the amendments in this Update require that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The Company is still in the process of assessing the potential financial impact the adoption will have to the Company.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments-Overall (Subtopic 825-10)-Recognition and Measurement of Financial Assets and Financial Liabilities. ASU 2016-01 changes how entities measure certain equity investments and present changes in the fair value of financial liabilities measured under the fair value option that are attributable to their own credit. The guidance also changes certain disclosure requirements and other aspects of current U.S. GAAP. ASU 2016-01 is effective for fiscal years and interim periods within those years beginning after December 15, 2017, and certain provisions of the guidance may be early adopted. The Company is still evaluating the impact ASU 2016-01 will have on the consolidated financial statements and associated disclosures.

In February 2016, the FASB issued ASU 2016-02, "Leases (Topic 842)". This update requires an entity to recognize lease assets and lease liabilities on the balance sheet and to disclose key information about the entity's leasing arrangements. ASU 2016-02 is effective for annual reporting periods, and interim periods therein, beginning after December 15, 2018, with early application permitted. A modified retrospective approach is required.  The Company is still in the process of assessing the potential financial impact the adoption will have to the Company.

In March 2016, the FASB issued ASU 2016-07, which eliminates the requirement to retroactively adopt the equity method of accounting. The amendments require that the equity method investor add the cost of acquiring the additional interest in the investee to the current basis of the investor’s previously held interest and adopt the equity method of accounting as of the date the investment becomes qualified for equity method accounting. The amendments in this Update are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. The amendments should be applied prospectively upon their effective date to increases in the level of ownership interest or degree of influence that result in the adoption of the equity method. Earlier application is permitted. The Company is in the process of evaluating the impact of adoption of this guidance on the consolidated financial statements and associated disclosures.

In March 2016, the FASB issued ASU 2016-08, which amends the principal-versus-agent implementation guidance and illustrations in the Board's new revenue standard (ASC 606). The amendments in this update clarify the implementation guidance on principal versus agent considerations. When another party, along with the reporting entity, is involved in providing goods or services to a customer, an entity is required to determine whether the nature of its promise is to provide that good or service to the customer (as a principal) or to arrange for the good or service to be provided to the customer by the other party (as an agent). The guidance is effective for interim and annual periods beginning after December 15, 2017. The Company is still in the process of assessing the potential financial impact the adoption will have to the Company.

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

In 2014, the Company disposed of Zhejiang Ruixu, together with its eight subsidiaries, and Jiashan Xinlian. Zhejiang Ruixu and Jiashan Xinlian that were primarily engaged in operation of domestic solar power projects. The disposal transactions do not represent a strategic shift that has or will have a major impact on the Company's operations or financial results, thus do not meet the discontinued-operations criteria. There was no retained interest or significant continuing involvement in the operations of the components after the disposal. All results of operations prior to disposal were included in operating activities for all periods presented. The Company recorded a gain on disposal of Zhejiang Ruixu of $3,358,127 and a gain on disposal of Jiashan Xinlian of $4,895,102 for the year ended December 31, 2014.

There was no disposal of subsidiaries during the year ended December 31, 2015.

4. ALLOWANCES FOR DOUBTFUL RECEIVABLES AND ADVANCES

Allowances for doubtful receivables are comprised of allowances for accounts receivable and allowances for other receivables. The Company establishes an allowance for doubtful accounts primarily based on factors surrounding the credit risk of specific customers.

The Company made provision for doubtful debts in the aggregate amount of $3,658,491, $5,710,167 and $117,520 during the year ended December 31, 2013, 2014 and 2015, respectively.

Analysis of allowances for accounts receivable is as follows:

	At December 31,
	2013	2014	2015
Beginning of the year	$1,821,755	$4,869,942	$7,638,434
Allowances made during the year	8,354,950	9,526,878	2,516,554
Reversals made during the year	(4,895,549)	(4,090,855)	(2,943,154)
Write off	(485,807)	(2,371,420)	(1,847,631)
Foreign exchange effect	74,593	(296,111)	(211,737)
Closing balance	$4,869,942	$7,638,434	$5,152,466

Analysis of allowances for other receivables is as follows:

	At December 31,
	2013	2014	2015
Beginning of the year	$8,695,727	$8,904,534	$9,130,804
Allowances(reversal) made during the year	203,101	234,898	(226,533)
Foreign exchange effect	5,706	(8,628)	(21,712)
Closing balance	$8,904,534	$9,130,804	$8,882,559

Analysis of allowances for advances for purchases of property, plant and equipment is as follows:

	At December 31,
	2013	2014	2015
Beginning of the year	$1,275,355	$1,306,139	$1,286,046
Allowances (reversal) made during the year	(6,640)	12,983	769,367
Foreign exchange effect	37,424	(33,076)	(95,084)
Closing balance	$1,306,139	$1,286,046	$1,960,329

Analysis of allowances for advances to suppliers is as follows:

	At December 31,
	2013	2014	2015
Beginning of the year	$4,424,649	$4,442,627	$4,459,487
Allowances made during the year	2,629	26,263	1,286
Write-off	-	-	(49)
Foreign exchange effect	15,349	(9,403)	(19,263)
Closing balance	$4,442,627	$4,459,487	$4,441,461

5. INVENTORIES

	At December 31,
	2014	2015
Raw materials	$91,045,461	$44,208,096
Work-in-process	39,938,219	27,302,298
Finished goods	226,377,489	121,660,725
Total inventories	$357,361,169	$193,171,119

For the year ended December 31, 2013, 2014 and 2015, inventory was written down by $740,087, $808,031and $619,858, respectively, to reflect the lower of cost or market.

6. PROJECT ASSETS AND DEFERRED PROJECT COSTS

Project assets and deferred project costs consisted of the following at December 31, 2014 and 2015, respectively:

	At December 31,
	2014		2015
Project assets - Module cost		$10,919,092		$1,923,114
Project assets - Development		$10,096,329		$13,495,278
Project assets - Others		$16,024,537		$4,795,230
Total project assets		$37,039,958		$20,213,622

Current portion		$37,039,958		$20,213,622
Non-current portion	$	nil	$	nil

Total deferred project costs	$	nil		$20,874,446

Current portion	$	nil	$	nil
Noncurrent portion	$	nil		$20,874,446

Total project assets and deferred project costs		$37,039,958		$41,088,068

7. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net, comprise:

	At December 31,
	2014	2015
Buildings	$199,178,564	$218,144,388
Leasehold improvement	129,294	129,294
Plant and machinery	854,152,473	793,331,294
Motor vehicles	3,132,933	2,442,337
Office equipment	12,830,576	11,893,297
Power stations	43,799,858	36,737,149
	1,113,223,698	1,062,677,759
Less: Accumulated depreciation	372,874,618	441,165,827
	740,349,080	621,511,932
Construction in progress	9,948,464	8,950,138
Property, plant and equipment, net	$750,297,544	$630,462,070

Construction in progress represents new production facilities under construction in ReneSola Zhejiang, ReneSola Jiangsu, Sichuan Renesola and Sichuan Ruiyu.

The carrying amount of the power stations is $43.8 million and $36.7 million as of December 31, 2014 and 2015, respectively and was reclassified from project assets to property plant and equipment at the point it no longer met the held for sale criteria.

Depreciation expense for the years ended December 31, 2013, 2014 and 2015 was $112,894,150, $90,223,634, and $90,112,980, respectively.

During the third quarter of 2013, the Company concluded that it failed to achieve the cost reduction objectives of its ongoing technology improvement project, and as such the Company determined that it was no longer feasible to operate the Phase I facility without continuing to incur losses and recognized an impairment charge in its wafer segment accordingly. All production at the Sichuan Phase I facility was permanently ceased in October 2013. As a result, the Company recognized $194,694,559impairment charge for the year ended December 31, 2013. The impairment charge was recognized as the amount by which the carrying amount exceeded the fair value of the idled assets. The fair value of the idled assets was estimated based on two market-based analyses, including an assessment that general machinery that could be sold in the market, based on second-hand market quotations and the specialized machines and associated facilities have scrap value associated with their metal components, net of dismantling cost, freights, and relevant taxes.

8. FAIR VALUE MEASUREMENTS

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

Assets and liabilities carried at fair value as of December 31, 2015 are classified in the categories described above based on the lowest level input that is significant to the fair value measurement in its entirety.

Recurring basis

The following table displays assets and liabilities measured on the Company’s consolidated balance sheet at fair value on a recurring basis subsequent to initial recognition:

	As of December 31, 2015
	Fair Value Measurements at Reporting Date Using
	Total Fair Value and Carrying Value on the Balance Sheet	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cross currency forward exchange contracts -recorded as derivative assets	56,253	-	56,253	-
Cross currency forward exchange contracts -recorded as derivative liabilities	(29,519)	-	(29,519)	-
Warrant liability	(577,500)	-	(577,500)	-

	As of December 31, 2014
	Fair Value Measurements at Reporting Date Using
	Total Fair Value and Carrying Value on the Balance Sheet	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cross currency forward exchange contracts -recorded as derivative assets	1,688,103	-	1,688,103	-
Cross currency forward exchange contracts -recorded as derivative liabilities	-	-	-	-
Warrant liability	(1,890,000)	-	(1,890,000)	-

Derivatives-The Company's use of derivatives primarily consists of foreign currency forward contracts. As quoted prices in active markets for identical assets are not available, the Company uses quotes obtained from professional pricing sources. The Company considers the credit ratings of respective counterparties in determining the impact of risk of defaults on the valuation of derivative assets. These fair value measurements are classified as level 2.

Warrant liability-The fair value of the warrant liability (see Note 14) was determined using the Monte Carlo Model, with certain inputs significant to the valuation methodology classified as level 2.

Non-recurring basis

The Company did not record any non-financial assets measured at fair value during the years ended December 31, 2014 and 2015.

The Company also holds financial instruments that are not recorded at fair value in the consolidated balance sheets, but whose fair value is required to be disclosed under U.S. GAAP.

Cash and cash equivalents, restricted cash, accounts receivable, accounts payable, accounts due to and from related parties, and short-term borrowings are carried at cost on the consolidated balance sheets and the carrying amount approximates their fair value because of the short-term nature of these financial instruments.

The carrying amount of the Company’s outstanding convertible notes as of December 31, 2014 and 2015 was $94.6 million and $26.1 million, respectively. The estimated fair value of those debts was $56.0 million and $24.8 million, respectively, as of December 31, 2014 and 2015. The fair value was measured based on observable market quotes and is therefore considered a level 1 fair value measurement.

The Company’s long-term bank borrowing consists of floating rate loans that are reset annually. The carrying amount of long-term borrowings (including the current portions) was $73.3 million and $39.9 million of December 31, 2014 and 2015, respectively. The estimated fair value of long-term borrowings (including the current portion) was $71.8 million and $38.6million as of December 31, 2014 and 2015, respectively. The fair value is measured using discounted cash flow technique based on current rates for comparable loans on the respective valuation date and it therefore considered a level 2 measurement.

9. INCOME TAXES

The tax benefit (expense) comprises:

	Years ended December 31,
	2013	2014	2015
Income (Loss) before income tax
PRC	$(244,731,725)	$(2,748,982)	$22,416,826
Other jurisdictions	(16,910,484)	(31,234,691)	(26,818,332)
Total	(261,642,209)	(33,983,673)	(4,401,506)
Current tax benefit (expense)
PRC	$(36,084)	$-	$-
Other jurisdictions	(2,850,524)	256,071	(218,556)
Subtotal	(2,886,608)	256,071	(218,556)
Deferred tax benefit (expense)
PRC	$3,119,511	$(4,595,374)	$97,189
Other jurisdictions	2,489,812	4,689,183	(552,249)
Subtotal	5,609,323	93,809	(455,060)
Total income tax benefit (expense)	$2,722,715	$349,880	$(673,616)

ReneSola is not subject to tax under the laws of British Virgin Islands.

ReneSola Zhejiang is a Foreign Invested Enterprise (“FIE”) incorporated in the PRC. The statutory income tax rate in the PRC is 25% starting from 2008.

ReneSola Zhejiang obtained the approval of High-New Technology Enterprise (“HNTE”) status in 2009 and renewed the HNTE status for another 3-year period twice from 2012 to 2017. ReneSola Jiangsu obtained the approval of HNTE status for the period from 2015 to 2017. Sichuan ReneSola obtained approval of HNTE status for the period from 2015 to 2017. Under the EIT Law, a HNTE is eligible for the 15% reduced EIT rate.

For PRC entities, the qualified research and development expenses incurred by them for development of new technology, new products and new techniques could have a 50% super deduction in addition to the actual expense deductions for PRC enterprise income tax purpose. A number of group entities are eligible for such R&D super deduction.

The Group also has overseas operations in the jurisdiction of the United States, Republic of Singapore, Federal Republic of Germany, Republic of Bulgaria, Commonwealth of Australia, Japan, Republic of India, Grand Duchy of Luxembourg, Republic of Romania, United Kingdom, Republic of South Africa, Republic of Croatia, Republic of Panama and Republic of Korea. The corporate income tax rates range from 10% to 40%.

Sichuan Ruiyu, Sichuan Ruixin, Sichuan SiLiDe, Energy-Saving Technology, Zhejiang Academe, ReneSola Shanghai, Beijing Xuyuan, Zhejiang ReneSola PV Materials, ReneSola Kexu, ReneSola Bangsheng, ReneSola Fuyun are incorporated in the PRC. The corporate income tax rate is 25%.The corporate income tax rate for ReneSola Zhejiang Solar New Energy Academe is 20%.

There was no reversal or addition of unrecognized tax benefits during the year ended December 31, 2013, 2014 and 2015, respectively.

The Company classifies interest and penalties related to income tax matters in income tax expense. As of December 31, 2013, 2014 and 2015, there were no interests and penalties related to uncertain tax positions. The Company does not anticipate any significant increases or decreases to its liabilities for unrecognized tax benefits within the next twelve months.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of taxes exceeding RMB100,000 (approximately $15,917) is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. The Company’s PRC subsidiaries are therefore generally subject to examination by the PRC tax authorities from 2010 through 2015 on non-transfer pricing matters, and from 2005 through 2015 on transfer pricing matters.

The principal components of deferred income tax assets and liabilities are as follows:

	At December 31,
	2014	2015
Deferred tax assets:
Property, plant and equipment	$1,066,226	$373,994
Inventories provision	583,642	452,362
Tax losses	95,506,037	81,552,073
Contingent liabilities	880,351	843,219
Bad debts provision	3,213,547	1,603,589
Deferred subsidies	4,580,462	4,123,916
Impairment for long-lived assets	49,995,931	43,366,347
Warranty provision	7,861,035	8,925,955
Silicon income	456,563	262,383
Others	1,495,083	1,557,477

Total gross deferred tax assets	$165,638,877	$143,061,315
Valuation allowance on deferred tax assets	(145,288,802)	(126,550,971)
Net deferred tax assets	$20,350,075	$16,510,344

Analysis as
Current	$11,437,218	$5,988,646
Non-current	8,912,857	10,521,698
	$20,350,075	$16,510,344
Deferred tax liabilities:
Property, plant and equipment	$216,326	$-
Prepaid land use right	303,643	283,980
Derivative assets	-	-
Total deferred tax liabilities	$519,969	$283,980
Analysis as:
Current	$69,017	$-
Non-current	450,952	283,980
	$519,969	$283,980

As of December 31, 2015, the PRC Companies had net operating loss carry forwards of $291,025,232, of which $19,482,786, $151,854,153, $54,176,042, $64,368,732 and $1,143,519 will expire in 2016, 2017, 2018, 2019 and 2020, respectively. ReneSola US had net operating loss carry forwards of $15,048,673, which will expire from 2032 to 2035. ReneSola Germany had net operating loss carry forwards of $13,114,206, which can be offset in future without any time restriction.

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

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible for tax purposes. As a result, the Company has recognized a valuation allowance of $145,288,802 and $126,550,971 as at December 31, 2014and 2015, respectively.

Reconciliation between the applicable statutory income tax rate and the Company’s effective tax rate for the years ended December 31, 2013, 2014 and 2015 is as follows:

	Years ended December 31,
	2013	2014	2015
PRC applicable income tax rate	25.0%	25.0%	25.0%
Effect of Tax holiday - HNTE	3.1%	11.3%	-
Effect of Tax holiday - non-taxable income	0.3%	0.8%	-
Valuation allowance	(26.8)%	(36.1)%	(142.3)%
Expiration of tax loss	-	(14.0)%	-
Effect of different tax rate of subsidiaries	(0.9)%	13.5%	113.9%
Effect of future tax rate change	-	-	20.9%
Non-deductible expense	(1.7)%	(7.3)%	(65.4)%
R&D super deduction	1.4%	8.4%	44.3%
Others	0.6%	(0.6)%	(11.7)%
Effective income tax rate	1.0%	1.0%	(15.3)%

The aggregate amount and per share effect of the Tax Holiday including effect of timing difference reversed in the year with different rate are as follows:

	Years ended December 31,
	2013	2014	2015
Aggregate	$8,943,517	$4,081,529	$-
Per share effect -basic	$0.05	$0.02	$-
Per share effect-diluted	$0.05	$0.02	$-

In accordance with the EIT Law, dividends, which arise from profits of FIEs earned after January 1, 2008, are subject to a 10% withholding income tax. Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting basis over tax basis in a domestic subsidiary. However, a deferred tax liability is not recognized if the basis difference is not expected to reverse in the foreseeable future and is expected to be permanent in duration. The Company believes that the PRC entities' undistributed earnings generated after January 1, 2008 will be permanently reinvested in the PRC entities. As such, no deferred taxes have been recorded on these undistributed earnings of the Company's PRC subsidiaries as these differences are not expected to reverse in the foreseeable future and are expected to be permanent in duration. The temporary difference for which no deferred tax liability has been recognized is $25.9 million and $34.5 million as of December 31, 2014 and 2015, respectively. The undistributed earnings accumulated in other overseas operating entities are immaterial.

10. BORROWINGS

The Company’s bank borrowings consist of the following:

	At December 31,
	2014	2015
Short-term	$624,871,434	$667,682,811
Long-term, current portion	29,803,934	1,104,735
Subtotal	654,675,368	668,787,546
Long-term	43,451,827	38,776,693
	$698,127,195	$707,564,239

As of December 31, 2014 and 2015, the maximum bank credit facilities granted to the Company were $842,670,304 and $759,673,982, respectively, of which $735,786,108 and $663,519,098 were drawn down, and $106,884,196 and $96,154,884 were available as of December 31, 2014 and 2015, respectively. The available lines of credit as of December 31, 2015 are subject to annual review and renewal by the financial intuitions.

As of December 31, 2014, short-term borrowings of $353,549,434 and long-term borrowings of $ 10,532,710 were secured by property, plant and equipment with carrying amounts of $ 617,467,925, prepaid land use right of $ 33,466,942 and accounts receivable of $ 12,948,070. As of December 31, 2015, short-term borrowings of $307,558,955 and long-term borrowings of $9,294,218 were secured by property, plant and equipment with carrying amounts of $511,097,611, investment of $188,471,367, and prepaid land use right of $34,555,805.

In addition, $301,773,840 and $318,008,380 of borrowings were guaranteed by personal assets of Mr. Xianshou Li, the Company's chief executive officer, and his family as of December 31, 2014 and 2015, respectively.

a) Short-term

Interest rates for all short-term borrowings are variable for certain short-term borrowings, and are updated monthly. The weighted average interest rate of short term loans was 5.46%, 5.75% and 5.65% in the years ended December 31, 2013, 2014 and 2015, respectively. The borrowings are repayable within one year.

There are financial covenants associated with Renesola Zhejiang, Renesola Jiangsu, Zhejiang Integration, and Sichuan Ruiyu’s short-term borrowings of $397,968,894, $10,220,651, $4,554,004 and $3,087,460 respectively, related to certain operational metrics and financial ratios. As of December 31, 2015, the aforementioned four subsidiaries were in compliance with all debt covenants.

b) Long-term

Interest rates are variable for certain portions of the long-term borrowings, and are updated every three months, once a year or according to a predetermined schedule. The weighted average interest rate of long-term borrowings was 6.82%, 6.91% and 6.58% in the year ended December 31, 2013, 2014 and 2015, respectively.

There are financial covenants associated with MG Solar Systems EOOD and NOVE Eco Energy EOOD’s long-term borrowings of $4,385,890 and $4,908,268 respectively, related to certain operational metrics and financial ratios. As of December 31, 2015, MG Solar Systems EOOD and NOVE Eco Energy EOOD were in compliance with all debt covenants.

Future principal repayment on the long-term bank loans are as follows:

2016	$1,156,125
2017	31,644,149
2018	1,189,061
2019 and after	5,892,093
$39,881,428

c) Interest expense

Interest expense incurred for the years ended December 31, 2013, 2014 and 2015 was $53,333,912, $49,261,829 and $43,417,785, respectively, of which $1,225,421, $246,027 and $nil has been capitalized in the carrying value of property, plant and equipment.

11. OTHER CURRENT LIABILITIES

The Company’s other current liabilities are summarized below:

	At December 31,
	2014	2015
Payable for purchase of property, plant and equipment	$71,283,739	$33,529,239
Other payables	55,339,514	43,709,026
	$126,623,253	$77,238,265

12. CONVERTIBLE SENIOR NOTES

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

Conversion. The Notes may be converted into ADSs at the option of the holders at any time prior to maturity. The conversion price is initially $10.5473 per ADS and is subject to adjustment upon the occurrence of specified events but will not be adjusted for accrued and unpaid interest, if any. Based on the conversion price of $10.5473 per ADS, the number of ADSs to be allotted and issued by the Company on full conversion of the Notes will be approximately 2,478,833 as of December 31, 2015.

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

For the year ended December 31, 2015, approximately $68,454,000 par value Notes was repurchased using cash of $54,376,600. The related deferred issuance cost of $384,131was expensed. The Company recorded a net gain of $13,693,269on the repurchase of the Notes.

 As of December 31, 2014 and 2015, the carrying value of the Notes was $94,599,000 and $26,145,000, respectively.

The issuance costs of $7,156,101paid in 2011 is amortized from the date of issuance to the redemption date, using effective interest rate method. The amortization expense was $784,456, $933,152 and $764,527 for the years ended December 31, 2013, 2014 and 2015, respectively.

13. WARRANT LIBILITY

In connection with the public offering of the Company’s common stock that closed on September 16, 2013, the Company issued to its underwriters, a warrant to purchase up to a total of 10,500,000 shares of common stock (35% of the shares sold in the public offering) at $6.04 per ADS (aggregate of 5,250,000 ADSs) or $3.02 per share. The option is exercisable from September 16, 2013 to September 16, 2017. There are three ways in which the Company might settle the warrant liability: i) physical delivery of Shares, ii) physical delivery of ADS (at the election of the holder) or iii) net share settlement, if unable to register the shares in the case of i and ii. Warrants are separately transferable, and the holder can choose to exercise the warrant in whole or part. The exercise price is subject to adjustment under several circumstances and also to anti-dilution adjustments. All the warrants are outstanding as of December 31, 2015.

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

On September 16, 2013, the issue date of the warrant, the Company recorded this warrant at its fair value of $12,547,500 with an offset to shareholders' equity.  The Company recognized a gain of $3,202,500, $7,455,000 and $1,312,500 from the change in fair value of the warrant liability for years ended December 31, 2013, 2014 and 2015.

This warrant does not trade in an active securities market, and as such, the Company estimates its fair value using the Monte Carlo Simulation as of the date that the warrant was originally issued and as of December 31,2014 and 2015using the following main assumptions:

	As September16,	As December 31,	As December 31,
	2013	2014	2015
Stock price	$4.27	$1.41	$1.70
Exercise price	$6.04	$6.04	$6.04
Annual dividend yield	-%	-%	-%
Time to maturity	4.0	2.7	1.7
Risk-free interest rate	1.22%	0.96%	0.93%
Expected volatility	82.8%	83.0%	67.2%

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

The following is a reconciliation of the beginning and ending balances of warrants liability measured at fair value on a recurring basis using Level 2 inputs:

As December 31,
2015
Beginning balance	$1,890,000
Warrants issued	-
Fair value change of the issued warrants included in earnings	(1,312,500)
Ending balance	$577,500

14. SHARE BASED COMPENSATION

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

Options to Employees

From January to December 2013, the Company granted 800,000 share options to certain employees with exercise prices of $0.74 to $0.90. From January to December 2014, the Company granted 2,590,000 share options to certain employees with exercise prices of $0.74. From January to December 2015, the Company granted 1,150,000 share options to certain employees with exercise prices of $0.74.

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

	Average risk-free rate of return	Weighted average expected option life	Volatility rate	Dividend yield
Granted in 2013	0.65-0.80%	4.5 years	175.69-200.98%	0%
Granted in 2014	1.63-1.76%	4.5 years	169.77-173.01%	0%
Granted in 2015	1.36-1.76%	3.2 years	140.01-146.02%	0%

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

A summary of the option activity is as follows:

	Number of Options	Weighted Average Exercise Prices	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
Options
Outstanding on January 1, 2015	7,401,800	0.74	2.00	-
Granted	1,150,000	0.74
Exercised	(843,000)	0.74
Forfeited	(1,761,800)	0.74
Outstanding on December 31, 2015	5,947,000	0.74	2.14	685,055
Vested or expected to vest at December 31, 2015	5,816,671	0.74	1.92	668,917
Exercisable at December 31, 2015	2,898,600	0.74	0.76	333,339

The weighted average grant date fair value of options granted during the years ended December 31, 2013, 2014 and 2015was $0.81, $1.67 and $0.72 respectively.

Total intrinsic value of options exercised for the years ended December 31, 2013, 2014 and 2015was $544,888, $306,534 and $644,895 respectively.

Compensation cost of $1,626,560, $2,104,126 and $1,204,494 has been charged against income during the year ended December 31, 2013, 2014 and 2015, respectively. As of December 31, 2015, there was $2,108,580 in total unrecognized compensation expense related to unvested options granted under the Plan, which is expected to be recognized over a weighted-average period of 3.45 years.

Restricted Share Units

In May 2014, the Compensation Committee of the Board of Directors of the Company approved a Restricted Share Units (“RSUs”) award program pursuant to the Plan. The Company awarded 750,000 RSUs under the Plan to senior management executives. One fifth of these RSUs will vest annually over five years as long as the executives continue to be employed by the Company on the applicable vesting date. Each RSU represents the right of the participant to receive an ordinary share.

A summary of the RSUs activity is as follows:

	Number of shares	Weighted Average Grant Date Fair Value
RSUs
Unvested on January 1, 2015	750,000	2.72
Vested	(200,000)	2.72
Forfeited	(412,500)	2.72
Unvested on December 31, 2015	137,500	2.72

The RSUs are measured based on the fair market value of the underlying common stock on the dates of grant. The aggregate compensation cost for RSUs recorded under the Plan was $136,000 and $323,000 for the ended of December 31, 2014 and 2015. As of December 31, 2015, there was $nil in total unrecognized compensation expense related to unvested RSUs following the forfeiture.

15. EMPLOYEE BENEFITS

In accordance with the relevant rules and regulations in the PRC, employees of the Company are covered by benefit plans established by the local government. These plans are defined contribution plans and ReneSola Zhejiang, Sichuan ReneSola, ReneSola Jiangsu and ReneSola Shanghai have contributed 14%, 20%, 20% and 21% separately of the basic salaries of its employees to such plans. In addition, ReneSola Zhejiang, Sichuan ReneSola, ReneSola Jiangsu and ReneSola Shanghai are required by PRC law to contribute approximately 19.1%, 18.2%, 21% and 21% separately of the basic salaries of its employees for medical insurance benefits, housing funds, unemployment and other statutory benefits. Other than the contribution, there is no further obligation for payments to employees under these plans.

The total contribution was $14,216,614, $15,451,989 and $11,244,297 for the years ended December 31, 2013, 2014 and 2015, respectively.

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

In addition to the general reserve, the Company’s PRC subsidiaries are required to obtain approval from the local PRC government prior to distributing any registered share capital. Accordingly, both the appropriations to general reserve and the registered share capital of the Company’s PRC subsidiaries are considered as restricted net assets amounting to $849,920,907 and $864,408,242 as of December 31, 2014 and 2015, respectively.

17. EARNINGS PER SHARE

Basic and diluted earnings per share have been calculated as follows:

	Years ended December 31,
	2013	2014	2015
Net income (loss) attributed to holder of ordinary shares	$(258,915,539)	$(33,630,021)	$(5,075,122)
Net income (loss) adjusted for dilutive securities	(258,915,539)	(33,630,021)	(5,075,122)
Weighted-average number of common shares outstanding-basic	182,167,908	203,550,049	204,085,041
Dilutive effect of non-vested shares	-	-	-
Weighted-average number of common shares outstanding-diluted	182,167,908	203,550,049	204,085,041
Basic loss per share	$(1.42)	$(0.17)	$(0.02)
Diluted loss per share	$(1.42)	$(0.17)	$(0.02)

Diluted earnings per share excludes 33,389,150, 30,420,950 and 18,356,267 common shares issuable upon the assumed conversion of the convertible debt, share options, restricted shares and warrant for the year ended December 31, 2013, 2014 and 2015, respectively, as their effect would have been anti-dilutive.

The Company issues ordinary shares to its share depository bank which will be used to settle stock option awards upon their exercise. Any ordinary shares not used in the settlement of stock option awards will be returned to the Company. As of December 31,2014 and 2015,there are 1,068,600and 125,600ordinary shares, respectively, are legally issued to the share depository bank but are treated as escrowed shares for accounting purposes and therefore, have been excluded from the computation of earnings per share.

18. RELATED PARTY BALANCES AND TRANSACTIONS

(a) Related party balances

Amounts due from related parties are comprised of the following amounts receivable from the sales of goods:

	At December 31,
	2014	2015
Zhejiang Yuhuan(1)	$169,244	$110,952
Jinko and its subsidiaries(2)	283,171	-
Total	$452,415	$110,952

Amounts due to related parties are comprised of the following amounts payable to the purchase of raw materials and others:

	At December 31,
	2014	2015
Zhejiang Yaohui(4)	$3,433,772	$2,552,385
Jinko and its subsidiaries (2)	135,391	124,229
Champion era enterprises limited (3)	4,000,000	-
Jiashan Kaiwo(5)	348	-
Total	$7,569,511	$2,676,614

(b) Related party transactions

During the years ended December 31, 2013, 2014 and 2015, related party transactions were as follows:

	Years ended December 31,
	2013	2014	2015
Sale of goods to Jinko and its subsidiaries(2)	2,884,843	2,898,698	53,538
Purchase of raw materials from Jinko and its subsidiaries (2)	18,344,180	90,409	-
Purchase of raw materials from Zhejiang Yaohui(4)	4,955,620	5,759,079	4,581,029
Rental payment to Zhejiang Yuhuan(1)	3,253	3,246	5,236
Rental expense incurred associated with using Zhejiang Yuhuan’s premises(1)	70,270	70,107	67,566
Loan from Champion era enterprises limited(3)	-	4,000,000	3,000,000
Repayment to Champion era enterprises limited(3)	-	-	7,000,000
Purchase of raw materials from Jiashan Kaiwo(5)	211,235	-	-

Mr. Xianshou Li and his family individually or jointly provided guarantees for the Company’s short term and long term borrowings totaling RMB 1,872,382,996 ($301,773,840) and RMB 2,060,000,000 ($318,008,380) as of December 31, 2014 and 2015, respectively.

(1)	Zhejiang Yuhuan Solar Energy Source Co., Ltd. (“Zhejiang Yuhuan”) is controlled by Xianshou Li, Chief Executive Officer.
(2)	The brothers of Mr. Xianshou Li are the founders and current shareholders of Jinko Solar Co., Ltd. (“Jinko and its subsidiaries”)
(3)	Champion era enterprises Ltd. is controlled by Xianshou Li. The annualized interest rate of the loan is 5%, and the maturity of the loans are six and three months respectively for the loans during the years ended December 31, 2014 and 2015.
(4)	The brother of HR VP and shareholder of ReneSola Ltd is the director of Zhejiang Yaohui Photovoltaic Co., Ltd. (“Zhejiang Yaohui”)
(5)	Jiashan Kaiwo Trading Co., Ltd. (“Jiashan Kaiwo”) is controlled by Xianshou Li.

19. COMMITMENTS AND CONTINGENCIES

(a)Purchase commitments

Under the terms of certain supply agreements, the Company is required to purchase polysilicon of $45,527,756 in total over the next 2 years, at prevailing market prices at the time of purchase. The quantities of raw materials governed by these contracts represent amounts the Company will utilize in the normal course of operations.

(b) Product warranties

The Company offers warranties on its products and records an estimate of the associated liabilities. Product warranty activity during the years ended December 31, 2014 and 2015 was as follows:

	At December 31,
	2014	2015

Beginning balance	$20,612,293	$31,778,365
Warranty provision	13,076,787	8,815,974
Revision of warranty costs	-	(3,249,623)
Warranty expense incurred	(1,350,729)	(18,132)
Foreign exchange effect	(559,986)	(1,302,638)
Ending balance	$31,778,365	$36,023,946

The Company revised downward the estimated cost to satisfy the Company’s outstanding product warranty by $3,249,623 for the year ended December 31, 2015, attributable primarily to decrease in the average selling prices (“ASPs”) for solar modules, a primary input into the estimated costs of the Company’s warranty policy.

(c) Legal matters

The Company is a party to legal matters and claims in the normal course of its operations. While the Company believes that the ultimate outcome of these matters will not have a material adverse effect on our financial position, results of operations or cash flows, the outcome of these matters is not determinable with certainty and negative outcomes may adversely affect the Company.

In June 2011, CEP Ltd., or CEP, one of our module customers, sued us in the High Court in Hong Kong for damages for breach of a sales contract. We denied CEP’s assertion and defended that the termination of the sales contract was due to CEP’s material breach of the sales contract by failure to provide a letter of credit in accordance with the sales contract. A pre-trial set in October 2013 and a five-day trial set in December 2013 were held. On April 4, 2014, the High Court of Hong Kong handed down judgment and dismissed CEP’s case. Then CEP applied for the appeal and the trail was heard before the Court of Appeal on February 11, 2015. Eventually, the judgment was handed down on March 12, 2015, and the Court of Appeal dismissed the CEP's appeal.

In November 2013, Jiangsu Shuangliang Boiler Co., Ltd., or Jiangsu Shuangliang, one of our suppliers of polysilicon equipment, filed a case with Shanghai International Economic and Trade Arbitration Commission, against Sichuan ReneSola. The arbitration involved a payment for deoxidization furnaces we bought from Jiangsu Shuangliang of approximately RMB55.7 million ($9.2 million), and a penalty of approximately RMB6.7 million ($1.1 million); and Sichuan ReneSola then filed a case to counterclaim against Jiangsu Shuangliang for the compensation of approximately RMB31.6 million ($5.2 million) in relation to the water leaking problems arising with the deoxidization furnaces Jiangsu Shuangliang sold to us. On June 30, 2015 Jiangsu Shuangliang and Sichuan ReneSola entered into a settlement agreement, in which the parties have agreed that Sichuan ReneSola shall pay RMB 36.5 million ($5.8 million) to Jiangsu Shuangliang as agreed amount of payment for purchase to settle the original aggregate purchase amount of RMB55.7 million ($8.9 million), and this amount shall be paid by six installments by the end of 2015. On July 14, 2015 the arbitral tribunal has rendered an arbitral award in accordance with the aforementioned settlement agreement. For the year ended December 31, 2015, the Company recorded the difference between RMB55.7 million ($8.9 million) and RMB36.5 million ($5.8 million) as other operating income.

The total U.S. pipeline, 88 megawatts are currently subject to a dispute with our joint venture partner, Pristine Sun, LLC. The relevant parties will negotiate and execute a definitive settlement agreement to address such arrangements within 30 days from March 25, 2016.

(d) Guarantee

In March 2014, Renesola Zhejiang guaranteed loan facilities from China Development Bank for Zhejiang Ruixu of $31,260,533 for 12.5 years and $46,929,392 for 12.25 years. The fair value of the debt guarantee was not material.

20. SEGMENT REPORTING

The Company operates in three principal reportable business segments: Wafer, Cell and module, and Solar power projects. The Wafer segment involves the manufacture and sales of monocrystalline and multicrystalline solar wafers and processing services. The Cell and module segment involves manufacture and sale of PV cells and modules, and service revenue from tolling arrangements. The solar power projects segment is a newly formed segment in year 2015 which involves solar power project development, EPC services and electricity revenue generation. Ancillary revenues and expenses and other unallocated costs and expenses are recorded in Other. Prior to 2015, electricity revenue generation was reported as "Other". The transactions between reportable segments relate to supplier contracts for the sales of wafers and modules. Prior year comparable information has been updated to reflect the new reportable segments.

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

The following table summarizes the Company’s revenues generated from each segment:

		Year ended December 31, 2013
	Wafer	Cell and module	Solar power projects	Other	Elimination	Total
Net sales	$1,271,561,269	$1,299,162,865	$11,509,721	$6,000,631	$(1,068,599,614)	$1,519,634,872
Gross profit	$21,226,834	$92,950,381	$7,810,693	$2,149,511	$(20,874,452)	$103,262,967

		Year ended December 31, 2014
	Wafer	Cell and module	Solar power projects	Other	Elimination	Total
Net sales	$1,416,614,234	$1,311,867,301	$8,740,222	$695,750	$(1,176,420,479)	$1,561,497,028
Gross profit	$71,483,745	$134,289,199	$3,901,264	$36,679	$(427,602)	$209,283,285

		Year ended December 31, 2015
	Wafer	Cell and module	Solar power projects	Other	Elimination	Total
Net sales	$1,032,418,596	$1,024,331,572	$116,289,676	$1,044,975	$(892,053,374)	$1,282,031,446
Gross profit	$62,884,189	$88,563,261	$22,007,895	$600,087	$13,818,412	$187,873,844

The following table summarizes the Company’s revenues generated from each product:

	Years ended December 31,
	2013	2014	2015
Solar modules	$1,116,885,469	$1,309,008,400	$920,271,824
Solar wafers	315,037,453	182,513,034	163,700,069
Solar power project	-	-	110,737,934
Other materials	51,123,492	40,975,806	61,932,953
Solar cells	23,855,100	12,422,486	8,266,709
Electricity	11,509,721	8,740,222	5,649,282
Service revenue from tolling arrangement	1,223,637	7,837,080	11,472,675
Total	$1,519,634,872	$1,561,497,028	$1,282,031,446

The following table summarizes the Company’s revenues generated by the geographic location of customers:

	Years ended December 31,
	2013	2014	2015
Mainland China	$417,469,224	$227,182,419	$264,803,111
Taiwan	85,619,124	43,696,851	34,710,699
Australia	54,762,854	58,621,500	26,445,835
Singapore	8,273,503	10,506,110	23,478,282
Korea	51,907,636	21,120,646	8,765,334
India	59,754,261	51,256,611	135,768,107
Hong Kong	10,228,201	63,899	61,240
Thailand	-	-	7,767,452
Japan	67,284,375	369,369,451	298,855,541
Asia Pacific Total	$755,299,178	$781,817,487	$800,655,601

Germany	155,371,123	147,261,159	53,603,098
Greece	34,028,666	310,076	103,193
Belgium	12,976,650	1,164,431	18,252,371
America	236,934,758	170,717,859	50,176,517
Italy	21,171,093	5,781,328	4,013,709
France	49,441,441	89,635,307	3,529,467
Spain	29,026,431	39,246,414	202,527
Czech Republic	4,484,825	2,628,333	4,861,462
England	73,191,279	224,990,352	242,425,493
Netherlands	16,433,862	3,234,732	4,706,979
South Africa	18,431,560	13,912,446	17,068,687
Others	112,844,006	80,797,104	82,432,342
Total	$1,519,634,872	$1,561,497,028	$1,282,031,446

Substantially all of the Company’s long-lived assets are located in Mainland China.

There is no customer that contributed more than 10% of net sales for years ended December 31, 2013 and 2014. As for year ended December 31, 2015, sales to one customer constitutes approximately 11% of the total net sales.

21. SUBSEQUENT EVENTS

Subsequent to December 31, 2015, the Company successfully rolled over $87.7 million short-term borrowings outstanding as of December 31, 2015 and obtained new financings totaling $104.7 million.

Subsequent to December 31, 2015, the Company repurchased all of its remaining outstanding convertible notes of approximately $26,145,000 par value using cash of 25.9 million.

On March 21, 2016, the Company entered into an agreement to sell two solar power projects in Bulgaria of 9.7MW for $5.4 million.

In March of 2016, the Company has made open market purchases of approximately 503,189 American depositary shares ("ADSs") under its share repurchase program using cash of $0.7 million.

SCHEDULE 1-RENESOLA LTD CONDENSED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars)

RENESOLA LTD

BALANCE SHEETS

	As of December 31,
	2014	2015
ASSETS
Current assets:
Cash and cash equivalents	$1,327,697	$10,181,328
Prepaid expenses and other current assets	-	257,933
Derivative assets	1,678,005	-
Deferred convertible notes issue costs-current	661,396	34,660

Total current assets	3,667,098	10,473,921
Investment in subsidiaries	254,481,281	213,430,832
Deferred convertible notes insurance costs-non-current	137,791	-
Total assets	$258,286,170	$223,904,753

LIABILITIES AND EQUITY
Current liabilities:
Amount due to subsidiaries	$25,146,620	$84,821,631
Other current liabilities	1,400,758	333,237
Warranty liabilities	1,890,000	577,500
Convertible notes payable-current	-	26,145,000

Total current liabilities	28,437,378	111,877,368
Income tax payable	93,473	93,473
Convertible notes payable-non-current	94,599,000	-

Total liabilities	123,129,851	111,970,841

Equity:
Common shares (500,000,000 shares; no par value shares authorized at December 31, 2014 and 2015; 204,846,064 shares issued and 203,777,464 shares outstanding at December 31, 2014; 203,331,288 shares issued and 203,205,688 shares outstanding at December 31, 2015)	476,765,888	477,964,702
Additional paid-in capital	7,512,174	7,669,350
Accumulated loss	(430,201,775)	(435,276,897)
Accumulated other comprehensive income	81,080,032	61,576,757

Total equity	135,156,319	111,933,912

Total Liabilities and Equity	$258,286,170	$223,904,753

SCHEDULE 1-RENESOLA LTD CONDENSED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars except number of shares and per share data)

RENESOLA LTD

STATEMENTS OF INCOME

	Year ended December 31,
	2013	2014	2015
Operating expenses(income):
Sales and marketing	$63,095	$71,669	$40,469
General and administrative	4,071,692	4,180,518	2,745,035
Research and development	27,608	9,189	-
Other operating expense (income)	30	(2,582,694)	-

Total operating expenses	4,162,425	1,678,682	2,785,504

Loss from operations	(4,162,425)	(1,678,682)	(2,785,504)
Non-operating income(expense):
Interest income	440	228	194
Interest expense	(6,005,030)	(5,631,282)	(3,361,077)
Foreign exchange loss	905	(26,628)	(76,586)
Gains (losses) on derivative, net	(1,045,925)	7,202,205	7,784,352
Gains on repurchase of convertible notes	-	7,048,188	13,693,269
Fair value change of warrant liability	3,202,500	7,455,000	1,312,500

Income(loss) before income taxes and equity in earnings of subsidiaries	(8,009,535)	14,369,029	16,567,148
Income tax benefit	-	-	-
Equity in losses of subsidiaries	(250,906,004)	(47,999,050)	(21,642,270)

Net loss	$(258,915,539)	$(33,630,021)	$(5,075,122)

STATEMENTS OF COMPREHENSIVE LOSS

(Amounts expressed in U.S. dollars)

	Year ended December 31,
	2013	2014	2015
Net loss	$(258,915,539)	$(33,630,021)	$(5,075,122)
Other comprehensive income:
Foreign currency translation adjustment	8,777,439	(2,533,628)	(19,503,275)
Other comprehensive income (loss)	8,777,439	(2,533,628)	(19,503,275)
Comprehensive loss	$(250,138,100)	$(36,163,649)	$(24,578,397)

SCHEDULE 1-RENESOLA LTD CONDENSED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars)

RENESOLA LTD

STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2013	2014	2015
Net loss	$(258,915,539)	$(33,630,021)	$(5,075,122)
Equity in losses of subsidiaries	250,906,004	47,999,050	21,642,270
Adjustments to reconcile net income to net cash used in operating activities:
Amortization of deferred convertible notes issue costs and premium	784,456	933,152	764,527
Gains from repurchase of convertible bond	-	(7,048,188)	(13,693,269)
Share-based compensation	1,514,828	2,166,097	1,466,181
Losses (gains) on derivatives	1,045,925	(7,202,205)	(7,784,352)
Fair value change of warrant liability	(3,202,500)	(7,455,000)	(1,312,500)

Changes in assets and liabilities :
Other long-term assets	305,556	(158,952)	-
Prepaid expenses and other current assets	217,601	313,310	(257,933)
Other current liabilities	(309,043)	(536,417)	(1,067,521)
Other long-term liabilities	-	(2,582,694)	-

Net cash used in operating activities	(7,652,712)	(7,201,868)	(5,317,719)

Investing activities:
Investment in subsidiaries	(14,400,000)	(15,623)	(33,783)
Net cash received from (paid for) settlement of derivatives	(876,730)	4,960,574	9,078,226

Net cash provided by (used in) investing activities	(15,276,730)	4,944,951	9,044,443

Financing activities:
Proceeds from exercise of share option	477,829	362,801	640,680
Proceeds from issuance of common shares	70,050,000	-	-
Cash paid for insurance cost	(4,551,958)	-	-
Cash paid for repurchase of convertible notes	-	(9,809,860)	(54,376,600)
Cash paid for ADS repurchase	-	-	(812,184)
Receipt(payment) of loan from subsidiaries	(47,379,054)	11,999,596	59,675,011

Net cash provided by financing activities	18,596,817	2,552,537	5,126,907

Net (decrease) increase in cash and cash equivalents	(4,332,625)	295,620	8,853,631
Cash and cash equivalents, beginning of year	$5,364,702	$1,032,077	$1,327,697
Cash and cash equivalents, end of year	$1,032,077	$1,327,697	$10,181,328

SCHEDULE 1-RENESOLA LTD CONDENSED FINANCIAL STATEMENTS

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