Form 20-F
period 2016-12-31
ReneSola Ltd
filed 2017-04-28
CIK 1417892

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016.

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

Yuanyuan (Maggie) Ma
Chief Financial Officer

No. 8 Baoqun Road

Yaozhuang County

Jiashan Town

Zhejiang Province 314117

People’s Republic of China

Tel: +86-573-8477-3321

Fax: +86-573-8477-3383

E-mail: yuanyuan.ma@renesola.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing 10 shares, no par value per share	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

200,538,902 shares, no par value per share, as of December 31, 2016

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No    ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes   ☒   No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒   No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer or an emerging growth company. See definition of “accelerated filer,” “large accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐
Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

•	“we,” “us,” “our company,” “our” or “ReneSola” refers to ReneSola Ltd, a British Virgin Islands company, its predecessor entities and its subsidiaries;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report on Form 20-F only, Taiwan, and the special administrative regions of Hong Kong and Macau;

•	“RMB” or “Renminbi” refers to the legal currency of China; all references to “$,” “dollars” and “U.S. dollars” refer to the legal currency of the United States; all references to “£” and “pounds sterling” refer to the legal currency of the United Kingdom; all references to “€” or “Euro” refer to the official currency of the European Union and the currency that is used in certain of its member states;

•	“ADSs” refers to our American depositary shares, each of which represents 10 shares, and “ADRs” refers to the American depositary receipts that evidence our ADSs; and

•	“shares” refers to shares of ReneSola Ltd with no par value.

On February 10, 2017, we executed a ratio change for our ADR program. As a result, effective from February 10, 2017, the number of our shares represented by each ADS has been changed from two shares to 10 shares, or the ADS Ratio Change. For our ADS holders, this ADS Ratio Change had the same effect as a one-for-five reverse split. No new shares were issued in connection with the ADS Ratio Change. The ADS Ratio Change affected all ADS holders uniformly and did not reduce any ADS holder’s percentage ownership interest in us, except for minor adjustments that may result from the treatment of fractional ADSs. Proportionate voting rights and other rights and preferences of the ADS holders were not reduced by the ADS Ratio Change, subject to the treatment of fractional ADSs. Unless we indicate otherwise, all ADS and per ADS data in this annual report have been retrospectively adjusted to give effect to the ADS Ratio Change.

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

For disclosure of operating data as of and after January 1, 2016 and prior to January 1, 2017, we have assumed an average conversion efficiency rate of 21.1% and 18.6% for solar cells using our monocrystalline wafers and multicrystalline wafers, respectively. Based on this conversion efficiency, for wafers produced on or after January 1, 2016 and prior to January 1, 2017, we have assumed that (i) each 156 mm by 156 mm monocrystalline wafer can generate approximately 4.91 W of power and (ii) each 156 mm by 156 mm multicrystalline wafer can generate approximately 4.57 W of power. Power generation assumptions for each wafer may change in the future.

We also measure our ingot manufacturing capacity and production output in MW based on our general yield, in MW, of solar wafers under our current manufacturing process.

This annual report on Form 20-F includes our audited consolidated balance sheets as of December 31, 2015 and 2016 and our audited consolidated income statements, statements of comprehensive income (loss), changes in equity and cash flows for each of the three years ended December 31, 2016.

This annual report contains translations of certain Renminbi amounts into U.S. dollars at the rate of RMB6.9430 to $1.00, the noon buying rate in effect on December 31, 2016 as set forth in the H.10 Statistical Release of the Federal Reserve Board. We make no representation that the Renminbi or dollar amounts referred to in this annual report on Form 20-F could have been or could be converted into dollars or Renminbi, as the case may be, at any particular rate or at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Fluctuations in exchange rates may have a material adverse effect on your investment.” On April 21, 2017, the noon buying rate was RMB6.8845 to $1.00.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

Our Selected Consolidated Financial Data

The following selected data from the consolidated income statements for the years ended December 31, 2014, 2015 and 2016 and the selected consolidated balance sheet data as of December 31, 2015 and 2016 are derived from our audited consolidated financial statements included elsewhere in this annual report. The selected data from the consolidated income statements for the years ended December 31, 2012 and 2013 and the consolidated balance sheet data as of December 31, 2012, 2013 and 2014 are derived from our consolidated financial statements, which are not included in this annual report. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. The historical results are not necessarily indicative of results to be expected in any future period.

	For the Year Ended December 31,
	2012	2013	2014	2015	2016
	(in thousands, except percentage, number of shares, per share and per ADS data)
Consolidated Statement of Income Data
Net revenues(1)	$969,132	$1,519,635	$1,561,497	$1,282,031	$929,836
Cost of revenues(2)	(1,007,269)	(1,406,530)	(1,352,214)	(1,094,157)	(820,340)
Gross profit (loss)	(38,137)	113,105	209,283	187,874	109,496
Operating (expenses) income:
Sales and marketing	(31,203)	(75,595)	(93,067)	(72,295)	(47,464)
General and administrative	(50,882)	(55,633)	(67,294)	(59,290)	(51,459)
Research and development	(44,102)	(46,452)	(52,575)	(43,905)	(27,287)

	For the Year Ended December 31,
	2012	2013	2014	2015	2016
	(in thousands, except percentage, number of shares, per share and per ADS data)
Other operating income	1,656	45,886	11,870	16,920	6,266
Impairment of long-lived assets	(6,438)	(202,757)	—	—	(4,625)
Goodwill impairment	(6,161)	—	—	—	—
Intangible asset impairment	(3,764)	—	—	—	—
Total operating expenses	(140,894)	(334,551)	(201,066)	(158,570)	(124,569)
Income (loss) from operations	(179,031)	(221,446)	8,217	29,304	(15,073)
Non-operating income (expenses):
Interest income	7,118	8,443	5,010	2,875	2,353
Interest expense	(50,629)	(52,109)	(49,016)	(43,418)	(33,940)
Foreign exchange (losses) gains	1,386	(368)	(27,009)	(2,137)	8,873
Gains on repurchase of convertible notes	—	—	7,048	13,693	212
Gains (losses) on derivatives, net	(54)	634	6,058	(6,031)	4,592
Fair value change of warrant liability	—	3,203	7,455	1,313	578
Gain on disposal of subsidiaries	—	—	8,253	—	—
Total non-operating expenses	(42,179)	(40,197)	(42,201)	(33,705)	(17,332)
Loss before income tax, non-controlling interests	(221,210)	(261,643)	(33,984)	(4,401)	(32,405)
Income tax benefit (expenses)	(21,352)	2,723	350	(674)	(2,293)
Net loss	(242,562)	(258,920)	(33,634)	(5,075)	(34,698)
Less: Net loss attributable to non-controlling interests	(47)	(4)	(4)	—	—
Net loss attributable to holders of ordinary shares	$(242,515)	$(258,916)	$(33,630)	$(5,075)	$(34,698)
Earnings (loss) per share:
Basic	$(1.40)	$(1.42)	$(0.17)	$(0.02)	$(0.17)
Diluted	$(1.40)	$(1.42)	$(0.17)	$(0.02)	$(0.17)
Earnings (loss) per ADS:
Basic	$(14.04)	$(14.21)	$(1.65)	$(0.25)	$(1.72)
Diluted	$(14.04)	$(14.21)	$(1.65)	$(0.25)	$(1.72)
Weighted average number of shares used in computing earnings per share:
Basic	172,671,369	182,167,908	203,550,049	204,085,041	202,229,767
Diluted	172,671,369	182,167,908	203,550,049	204,085,041	202,229,767
Other Consolidated Financial Data
Gross margin	(3.9)%	7.4%	13.4%	14.7%	11.8%
Operating margin (loss)	(18.5)%	(14.6)%	0.5%	2.3%	(1.6)%
Net margin (loss)	(25.0)%	(17.0)%	(2.2)%	(0.4)%	(3.7)%
Selected Consolidated Operating Data
Solar power products shipped (in MW)(3)	2,219.3	3,218.0	2,878.2	2,748.8	2,603.3

(1)	Includes $63.7 million, $3.1 million, $2.9 million, $0.05 million and $40.2 million of net revenues from products sold to related parties in 2012, 2013, 2014, 2015 and 2016, respectively.

(2)	Includes $68.3 million, $3.6 million, $2.7 million, $0.05 million and $37.0 million of cost of revenues of solar products sold to related parties in 2012, 2013, 2014, 2015 and 2016, respectively.

(3)	Includes solar ingots, wafers, cells and modules shipped, as well as solar wafers and modules shipped from processing services.

	As of December 31,
	2012	2013	2014	2015	2016
	(in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	$93,283	$86,773	$99,848	$38,045	$37,336
Restricted cash	174,828	262,127	121,862	140,338	95,866
Accounts receivable and notes receivable, net	216,835	236,576	125,743	161,166	116,677
Inventories	254,880	359,577	357,361	193,171	143,976
Project assets current	—	—	—	20,214	48,177
Total current assets	873,779	1,206,798	859,531	637,750	507,494
Property, plant and equipment, net	1,102,562	863,093	750,298	630,462	491,255
Project assets non-current	—	—	—	—	6,710
Deferred project costs	—	—	—	20,874	16,375
Total assets	2,058,325	2,139,751	1,669,008	1,346,320	1,088,406
Short-term borrowings	733,618	673,096	654,675	668,788	595,434
Accounts payable	483,025	656,243	461,499	300,176	223,303
Advances from customers—current	40,384	99,499	84,412	28,101	21,998
Total current liabilities	1,442,229	1,712,973	1,336,792	1,103,862	904,432
Long-term borrowings	56,850	69,489	43,452	38,777	28,836
Deferred revenue	—	—	—	32,376	32,243
Total liabilities	1,693,921	1,970,734	1,533,850	1,234,386	1,022,260
Total equity	364,403	169,107	135,156	111,934	66,146
Total liabilities and equity	$2,058,325	$2,139,751	$1,669,008	$1,346,320	$1,088,406

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Business

Our financial leverage may hamper our ability to expand and may materially affect our results of operations. Our borrowing levels and the tightening of credit generally in the industry in the PRC may adversely impact our ability to obtain new financing.

We have relied on short-term and long-term borrowings and capital markets financing to fund a portion of our capital requirements and expect to continue to do so in the future. We have significant borrowings from commercial banks in China, which consist primarily of short-term borrowings. As of December 31, 2016, we had short-term borrowings of $595.4 million, of which $240.4 million was attributable to trade financing. As of December 31, 2016, we also had long-term borrowings of $28.8 million. We had working capital deficits of $466.1 million and $396.9 million as of December 31, 2015 and 2016, respectively.

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

Industry trends, in particular, oversupply, will have a negative impact on our business and results of operations.

The sales volume and prices of our solar power products depend on a variety of factors, including the supply of solar power products in key solar markets. Despite of a recovery in demand in 2010 due partially to the improvement of global economic conditions, the prices of solar power products have been volatile in recent years due to the unstable supply of solar power products. The solar industry is expected to continue to be highly competitive. Increased production efficiencies, improved technologies and potential further expansion of manufacturing capacity in the future by our competitors, by us or by potential new entrants into the market, given the relatively low barriers to entry, may result in continued excess capacity in the industry. If the markets for solar power products continue to suffer from oversupply resulting in reduced prices, our business and results of operations would be materially and adversely affected.

We face uncertainties in connection with the implementation of our business strategy to transform our business focus from wafer and module manufacturing to global energy efficient products and services and downstream solar power projects.

Starting from early 2014, we began to expand our operations into the broader energy efficient products and services business and downstream solar power projects. However, we cannot assure you that we will be able to continue to implement our business strategy and initiatives effectively and efficiently or that our transformation will result in improved production, sales or operating results or generate shareholder value in the long term. Moreover, as we shift our emphasis from solar product manufacturing to solar product-related and other energy-efficient product-related services, we also have to compete with existing players in the services sectors including distribution and logistics companies, many of whom are established players with greater resources, longer relationships with customers, greater brand recognition and larger scales of production. Our ability to transform to and expand into the services business is also subject to significant risks and uncertainties, including without limitation, having potentially greater operating costs, excess inventory and lower shipments due to a greater focus on smaller projects and smaller customers.

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

Expansion of our solar power project business exposes us to a number of risks and uncertainties.

As a greater proportion of our net revenues may be derived from our solar power project business, we will be increasingly exposed to the risks associated with solar power projects. Further, our future success largely depends on our ability to expand our solar power project pipeline. The risks and uncertainties associated with our solar power project business and our ability to expand our solar power project pipeline include:

•	the need to raise funds to develop greenfield or purchase late-stage solar power projects, which we may be unable to obtain on commercially reasonable terms or at all;

•	the uncertainty of being able to sell the projects or secure purchasers in a timely manner, in which case we may need to operate such projects for an extended period of time;

•	the uncertainty of being able to receive full payment for the sold projects upon completion or receive payment in a timely manner;

•	failure to cause the joint venture to operate in a way satisfactory to us or any dispute with our joint venture partners if we adopt a joint venture structure to develop projects or enter into new geographic markets;

•	delays and cost overruns as a result of a number of factors, many of which are beyond our control, including delays in regulatory approvals, construction, grid-connection and customer acceptance testing;

•	delays or denial of required approvals, permits or licenses by relevant government authorities in connection with the construction, grid-connection and operation of solar power projects;

•	failure to negotiate favorable payment terms with components and services suppliers;

•	unforeseeable engineering problems, construction or other unexpected delays and contractor performance shortfalls;

•	labor, components and materials supply delays, shortages or disruptions, or work stoppages;

•	failure to execute power purchase agreements or other arrangements that are commercially acceptable to us;

•	diversion of significant management attention and other resources; and

•	failure to execute our project pipeline expansion plan effectively.

If we are unable to successfully expand our solar power project business, and in particular, our solar power project pipeline, we may be unable to expand our business, maintain our competitive position, improve our profitability, and generate the cash flows we have currently forecasted.

We may be adversely affected by volatile solar power market and industry conditions; in particular, the demand for our solar power products and services may decline, which may reduce our revenues and earnings.

Our business is affected by conditions in the solar power market and industry. In 2010, as the effects of the global financial crisis subsided, demand for solar power products increased and many manufacturers increased their production capacity accordingly. In 2011, a decrease in payments to solar power producers in the form of feed-in tariffs and other reimbursements, a reduction in available financing and an excess supply of solar modules worldwide put severe downward pressure on solar module prices in European and other markets. In December 2016, the National Development and Reform Commission of PRC, or the NDRC, announced the reduction in feed-in tariffs for utility-scale solar plants. The administration of U.S. President Donald Trump is also expected to have less favorable policies for industries engaged in clean energy. As a result, many solar power project developers, solar system installers and solar power product distributors that purchase solar power products, including solar modules from manufacturers like us, were adversely affected and their financial condition weakened. Our shipments of solar modules decreased year-over-year in 2014, 2015 and 2016, so did the average selling prices for our solar modules. Over the past several quarters, oversupply conditions across the value chain, difficult economic conditions in Europe and foreign trade disputes in the United States, Europe, India and China have affected industry-wide demand and put pressure on average selling prices, resulting in lower revenue for many industry participants. In addition, decreases in prices of other energies, such as oil, electricity and wind power, may also negatively affect the demand for solar power products, as well as solar power projects. If the supply of solar modules grows faster than demand, and if governments continue to reduce financial support for the solar industry and impose trade barriers, demand for our products, as well as our average selling price, could be materially and adversely affected.

Future demand for solar power products and services is uncertain. Market data for the solar power industry is not as readily available as for some other industries, where trends are more reliably assessed from data gathered over a longer period of time. In addition, demand for solar power products and services in our targeted markets, including China, India, Japan, the United Kingdom and the United States, may not develop or may develop to a lesser extent than we anticipate. Many factors may affect the viability of solar power technology and the demand for solar power products, including:

•	the cost-effectiveness, performance and reliability of solar power products and services, including our solar power projects, compared to conventional and other renewable energy sources and products and services;

•	the availability of government subsidies and incentives to support the development of the solar power industry;

•	the availability and cost of capital, including long-term debt and tax equity, for solar power projects;

•	the success of other alternative energy technologies, such as wind power, hydroelectric power, geothermal power and biomass fuel;

•	fluctuations in economic and market conditions that affect the viability of conventional and other renewable energy sources, such as increases or decreases in the prices of oil, gas and other fossil fuels;

•	capital expenditures by end users of solar power products and services, which tend to decrease when the economy slows; and

•	the availability of favorable regulation for solar power within the electric power industry and the broader energy industry.

If solar power technology is not suitable for widespread adoption or if sufficient demand for solar power products and services does not develop or takes longer to develop than we anticipate, our revenues may suffer and we may be unable to sustain our profitability. Demand in Europe generally remains weak as a result of reductions in feed-in-tariffs in Germany and the elimination of feed-in-tariffs in Italy, the two largest European markets over the past several years. Although demand in other regions, including China, Japan, the United States and India, as well as many other emerging markets in Asia, the Middle East and South Africa, has offset the decline in European demand, we cannot assure you that this demand will be sustainable or that any recent positive trends in supply or demand balance will persist.

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

Trade actions initiated in the United States or other jurisdictions, including the European Union and India, and the resulting anti-dumping and countervailing duties imposed on solar imports in those jurisdictions have caused disruptions in the solar markets, resulted in additional costs to our customers and materially and adversely affected our business. Specifically:

•

In 2011, solar panel manufacturing companies in the United States filed anti-dumping and countervailing duty petitions with the U.S. government, which resulted in the institution of anti-dumping and countervailing duty investigations relating to imports into the United States of crystalline silicon photovoltaic, or CSPV, cells, whether or not assembled into modules, from China. In November 2012, the U.S. International Trade Commission, or the USITC, upheld higher anti-dumping and countervailing duty tariffs that had been imposed in October 2012 by the U.S. Department of Commerce, or the USDOC. In August 2015, the U.S. Court of International Trade, or the USCIT, sustained the USITC’s final determination. In December 2015, the USCIT sustained the USDOC’s final determination. In July 2015, the USDOC issued its final results for the administrative review process for the 2012-2013 review period, which set an anti-dumping duty rate applicable to us at 9.67% and countervailing duty rate applicable to us at 20.94%. The USDOC’s remand redetermination, which was filed at the USCIT on January 13, 2017, will be reviewed again by the USCIT, which may affirm, reverse, or further remand the decision. The rate at which countervailing duties will be assessed and payable for the first review period will be subject to the completion of the ongoing litigation at the USCIT. A decision in the appeal is expected before the end of 2017. The USDOC issued its final results for the second administrative review process for the December 1, 2013 through November 30, 2014 period of review of the anti-dumping duty order on June 20, 2016. The USDOC issued its final results for the second administrative review process for the January 1, 2013 through December 31, 2013 period of review of the countervailing duty order on July 19, 2016. The USDOC’s final results in the second administrative reviews did not change the rates applicable to us. The USDOC issued its preliminary results for the third administrative review process for the December 1, 2014 through November 30, 2015 period of review of the anti-dumping duty order on December 22, 2016. The USDOC issued its preliminary results for the third administrative review process for the January 1, 2014 through December 31, 2014 period of review of the countervailing duty order on January 9, 2017. On February 13, 2017, the USDOC initiated the fourth administrative review process for the 2015 to 2016 review period, which is expected to be finalized no later than December 31, 2017.

•	On December 31, 2013, SolarWorld Industries America, Inc., the U.S. subsidiary of SolarWorld AG, filed a new trade action at the USDOC and the USITC accusing Chinese producers of certain CSPV cells and modules of dumping their products into the United States and of receiving countervailable subsidies from the Chinese authorities. This trade action also accused Taiwanese producers of certain CSPV cells and modules of dumping their products into the United States. Excluded from these new actions were those Chinese-origin solar products covered by the 2012 rulings detailed above. We were identified as one of a number of Chinese producers exporting subject goods to the U.S. market. We also have affiliated U.S. operations that import goods subject to these new investigations. We were named as one of the mandatory respondents related to an anti-dumping investigation, so that we received an individual rate based on an investigation of our U.S. imports. On December 16, 2014, the USDOC announced its affirmative final determinations in the anti-dumping duty investigations of imports of certain CSPV products from China and Taiwan and in the countervailing duty investigation of imports of certain CSPV products from China. Following the USDOC’s determination, on January 21, 2015, the USITC announced its affirmative final determination that imports of certain CSPV products from mainland China and Taiwan materially injured the domestic industry. As a result of the USITC’s affirmative determinations, the USDOC issued countervailing duty orders on imports of these products from mainland China and anti-dumping duty orders on imports of these products from China and Taiwan. Under the final determination of the USDOC (as amended on February 18, 2015), we received a final dumping cash deposit rate of 78.42% and a final countervailing cash deposit rate of 38.43% for our U.S. imports. The U.S. system imposes final duties retroactively, so that the actual duty rates at which our U.S. imports will be finally assessed may differ from the announced cash deposit rates based on the completion of administrative reviews which will be conducted related to these anti-dumping and countervailing duty orders. On April 7, 2016, the USDOC initiated its first administrative reviews. The USDOC issued its preliminary results for the first administrative review process for the June 10, 2014 through December 31, 2015 period of review of the countervailing duty order on March 6, 2017. The USDOC issued its preliminary results for the first administrative review process for the July 31, 2014 through January 31, 2016 period of review of the anti-dumping duty order on March 7, 2017. The preliminary results for the first administrative review did not change the rates applicable to us. The final dumping and countervailing duties resulting from the first administrative review may negatively affect our financial condition and results of operations. On April 17, 2015, a U.S. importer of subject merchandise filed a complaint at the USCIT to challenge the scope of the anti-dumping and countervailing duty orders, which focuses on the country of assembly rather than the country where substantial value is added. The plaintiff (the U.S. importer) has argued that the failure to focus on the country of “substantial transformation” is contrary to long-standing legal precedent. If successful, the challenge would significantly reduce the scope of the orders. On June 8, 2016, the USCIT remanded the case back to the USDOC in order to justify the scope of orders. On October 4, 2016, the USDOC filed its remand redetermination with the USCIT, which provided further justification for and retained the existing scope of the orders. The case is pending decision at the USCIT. There is no deadline by which the USCIT must issue its decision;

•	On June 4, 2013, the European Union imposed provisional anti-dumping duties on Chinese solar panels at the starting rate of 11.8% until August 6, 2013, and an increased rate of an average of 47.6% from that date. However, on July 27, 2013, the European Union trade commissioner announced his satisfaction with an offer of a price undertaking submitted by Chinese solar panel exporters, including us, under which, according to reports, Chinese solar panel exporters have agreed to limit their exports of solar panels to the European Union and for no less than a minimum price per watt, in exchange for the European Union’s agreement to forgo the imposition of anti-dumping duties on these imports of solar panels from China. The accord was approved by the European Commission on August 2, 2013. According to the accord, solar panels imported into the European Union from China after the annual quota is reached will be subject to anti-dumping duties. According to the reported official statements by the European Union trade commissioner, this accord also could be used to resolve the parallel anti-subsidy investigation, commenced by the European Union on November 8, 2012, prior to the imposition of provisional anti-subsidy measures. On August 7, 2013, the European Commission announced that it would not impose any provisional measures in its anti-subsidy investigation. On December 5, 2013, the European Council announced its final decision imposing definitive anti-dumping and anti-subsidy duties on imports of CSPV cells and modules originating from or consigned from China. An average duty of 47.7%, consisting of the anti-dumping and anti-subsidy duties, will be applied for a period of two years beginning on December 6, 2013 to Chinese solar panel exporters who cooperated with the European Commission’s investigations. On the same day, the European Commission announced its decision to confirm the acceptance of the price undertaking offered by Chinese export producers with the China Chamber of Commerce for Import and Export of Machinery and Electronic Product in connection with the anti-dumping proceeding and to extend the price undertaking to the anti-subsidy proceeding, which will exempt them from both anti-dumping and anti-subsidy duties;

Starting in 2014, the European Commission audited the top eight solar companies in terms of shipments with respect to their compliance with the price undertaking. In March 2015, the European Commission notified us of a potential compliance issue with the undertaking agreement, mainly due to the impracticality of monitoring our original equipment manufacturer, or OEM, producers and undertaking practice. In June 2015, the European Commission notified us that they had excluded us from the companies from which they had accepted the undertaking. As a result, we will have to pay the anti-dumping duty and countervailing duty when we export products that originated from China. However, our OEM products manufactured outside of China are not subject to anti-dumping duty or countervailing duty and can be transacted freely without any duties and any limitation of the undertaking agreement;

On December 5, 2015, the European Commission initiated expiry (sunset) reviews of the anti-dumping and countervailing measures on imports of CSPV modules and key components (i.e., cells) originating in or consigned from China. The result of the expiry reviews can only be either extending the measures at their existing level or terminating the measures, and the measures cannot be amended. Also on December 5, 2015, the European Commission initiated a partial interim (changed circumstances) review limited to the question whether cells should be excluded from the scope of the measures. On March 1, 2017, the European Commission concluded that the anti-dumping measures applicable to imports of CSPV cells originating in or consigned from China should be maintained for 18 months, after which they would lapse in accordance with the applicable rules of the Implementing Regulation (EU) No 1238/2013. The rate of the definitive anti-dumping duty applicable to us under the Implementing Regulation (EU) No 1238/2013 would be 43.1%. On March 3, 2017, the European Commission initiated a partial interim review of the anti-dumping and countervailing measures applicable to imports of CSPV cells originating in or consigned from China, for the period January 1, 2014 to December 31, 2016.

As the European Union is the largest market for solar power products, and China is the largest producer of solar panels, anti-dumping and/or countervailing duties imposed on imports of solar power products into the European Union from China will continue to affect the stability of the solar markets;

On March 15, 2015, the European Commission opened an investigation into how it should adapt the Minimum Import Price to take account of price changes in the market for photovoltaic, or PV, modules. The review was closed on January 6, 2016 without changing the Minimum Import Price adaptation mechanism. In June 2015, we terminated the undertaking to sell our PV products at or above the Minimum Import Price, and as a result, our export of PV products into the European Union will be imposed anti-dumping duties at a rate of approximately 47.6% going forward;

•	Our subsidiary in the United Kingdom, or the UK, ReneSola UK Limited, has received a decision and subsequently a post-clearance duty demand note from Her Majesty's Revenue and Customs, or HMRC, of the UK Government, which requires ReneSola UK Limited to pay retrospective anti-dumping duty, countervailing duty and value added tax of approximately £1.2 million ($1.7 million) in total associated with certain imports of solar panels from ReneSola Singapore Pte. Ltd and Enfield Solar Energy Ltd India between December 2013 and February 2014. UK Customs disagreed with our declared country of origin of these products. We are contesting the determination and have requested a review before HMRC. The final review decision of HMRC has not been announced as of the date of this annual report and is expected to be announced in May 2017. We expect to appeal any adverse decision to the competent customs tribunal in the UK.

Our subsidiary in Germany, ReneSola Deutschland GmbH, has received a post-clearance duty demand note from Dutch Customs, which requires ReneSola Deutschland GmbH to pay retrospective anti-dumping duty and countervailing duty of approximately €11.8 million ($13.1 million) in total associated with certain imports of solar panels from its various Indian OEM suppliers in late 2013 and early 2014. Dutch Customs disagreed with our declared country of origin of these imported products, and we have filed an administrative appeal with Dutch Customs. The final decision has not been announced as of the date of this annual report and is expected by the end of May 2017. If Dutch Customs dismisses the appeal, we expect to ask for a judicial review by lodging a judicial appeal before the Dutch Court.

We are vigorously contesting the above two claims, and we are currently unable to estimate the possibility of success or loss from our requests for review and/or appeal. The general statute of limitations to collect arrears of custom duties expires after three year from the date on which an import declaration was filed provided that no deliberate customs fraud possibly leading to criminal liability has been committed. As such and since we have not received any additional claims up to the date of this annual report, our products imported into the European Union before April 28, 2014 should not be subject to further duty demand by relevant customs. Moreover, we have fully exited from using OEMs from India, and made no further shipments to the European Union since the termination of its undertaking agreement to sell PV products at or above the Minimum Import Price in June 2015. However, any unfavorable outcome from these actions and disputes, including appeal of the outcome in these actions or disputes, may have a material adverse effect on our financial position, results of operations or resources in the future.

•	In November 2012, India initiated an anti-dumping investigation on imported solar products from China, Taiwan, the United States, and Malaysia. The scope of the Indian complaint was thin-film and CSPV cells and modules, as well as “glass and other suitable substrates.” On May 22, 2014, India’s Ministry of Commerce and Industry, Department of Commerce released its final findings that certain exports from the United States, China, Taiwan and Malaysia have been dumped in the Indian market and recommended imposing additional duties ranging from $0.64 to $0.81 per watt of electricity produced on solar cell imports from these countries. However, in September 2014, India’s Ministry of Finance decided against imposing any such duties. This was reiterated in December 2015. As of the date of this annual report, we are not aware of any progress, nor the India’s government authorities implement any anti-dumping measures against the Chinese manufacturers;

•	Import restrictive proceedings initiated in China and any anti-dumping or countervailing duties imposed by Chinese authorities on silicon imports could increase the costs of polysilicon and hence our cost of production. In 2012, some solar power product producers in China filed anti-dumping and countervailing actions with the PRC Ministry of Commerce. In July and November 2012, the PRC Ministry of Commerce initiated an investigation into the import of polycrystalline silicon from the United States, the European Union and South Korea. On July 18, 2013, the PRC Ministry of Commerce announced that it would impose temporary security deposits on imports of solar-grade polysilicon at rates as high as 57% for U.S. suppliers and 48.7% for South Korean suppliers. On January 20, 2014, the PRC Ministry of Commerce announced the final action that it would impose a countervailing duty at the rate of 2.1% and an anti-dumping duty at rates ranging from 53.3% to 57% on imports of solar-grade polysilicon from U.S. suppliers and an anti-dumping duty at rates ranging from 2.4% to 48.7% on imports from South Korean suppliers in the next five years. On April 30, 2014, the PRC Ministry of Commerce released Announcement No. 25 of 2014, announcing the final action that it would impose a countervailing duty at the rate of 1.2% on imports of solar-grade polysilicon and an anti-dumping duty at rates ranging from 14.3% to 42% on imports of solar-grade polysilicon from European Union suppliers in the next two years. In consideration of the expiry of such duty, on April 29, 2016, the PRC Ministry of Commerce initiated an investigation on the anti-dumping measures imposed on imports of solar-grade polysilicon from European Union suppliers. The investigation commenced on May 1, 2016 and will end before April 30, 2017, during which the measures prescribed by Announcement No. 25 of 2014 continue to apply. On August 14, 2014, the PRC Ministry of Commerce and the General Administration of Customs of the PRC announced that they will cease to accept applications for import business of solar-grade polycrystalline silicon starting from September 1, 2014. Importation of the above-mentioned silicon pursuant to import business contracts which were approved by the PRC Ministry of Commerce before September 1, 2014 is permitted to continue until the termination date of the respective contracts. Although we do not import any polysilicon from the United States, approximately 27.0% of our total polysilicon supply in 2016 was purchased from a South Korean supplier, which is subject to a 2.4% temporary security deposit imposed by China, and only approximately 3.1% of our total polysilicon supply in 2016 was purchased from a Germany supplier, which is not subject to temporary security deposit imposed by China, we cannot assure you that we will not be subject to any such deposit requirements in the future;

•	On May 14, 2014, the Australian Anti-Dumping Commission initiated an investigation into the alleged dumping of certain CSPV modules or panels exported to Australia from China. We were named as one of the mandatory respondents related to such anti-dumping investigation. We fully cooperated with the investigation proceedings. In December 2014, the Australian Anti-Dumping Commission published the Investigation Verification Report which indicated that the assessed dumping margin for ReneSola Australia PTY LTD is -0.3%. On April 7, 2015, the Australian Anti-Dumping Commission found that the alleged dumping had only caused a negligible injury to the Australian industry, according to a “Statement of the Essential Facts.” On this basis, the Australian Anti-Dumping Commission later terminated the investigation on October 6, 2015. However, following an application for review by Tindo Manufacturing Pty Ltd, the sole manufacturer in Australia of certain crystalline silicon PV modules or panels, with the Anti-Dumping Review Panel on November 5, 2015, the decision to terminate the investigation was revoked by the Australian Anti-Dumping Review Panel on January 8, 2016, and the investigation resumes. In October 2016, the Australian Anti-Dumping Commission concluded the investigation and found that the allegedly injury to the Australian industry that has been, or may be, caused by the PV panels exported from China was negligible.

•	On December 5, 2014, the Canada Border Services Agency, or CBSA, initiated investigations on the alleged injurious dumping and subsidies of certain photovoltaic modules and laminates originating in or exported from China. On June 3, 2015, the president of the CBSA made final determinations of dumping and subsidies with respect to the above products from China. The final margin of dumping for our multicrystalline modules with an export price of no less than RMB5.08 per watt and for our monocrystalline modules with an export price of no less than RMB6.31 per watt is 9.3%, and the subsidies rate for our module products is RMB0.003 per watt. On June 3, 2015, the CBSA released final determinations of dumping and subsidies which found dumping calculated by way of a ministerial specification based on a non-market economy finding applicable to all cooperative exporters and ascertained a Canadian solar-specific subsidies rate of RMB0.014 per watt. On July 3, 2015, the Canadian International Trade Tribunal determined that the Canadian industry was not negatively affected as a result of imported modules but was threatened with negative impact. As a result of these findings, definitive duties have been imposed on imports of Chinese solar modules into Canada starting on July 3, 2015. We have ceased exporting modules to Canada since the effectiveness of such definitive duties.

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

Our polysilicon production facility in Sichuan currently has an annual manufacturing capacity of 6,000 metric tons and was running in full capacity and helped to contribute positively to our cash flows in 2016. Manufacturing polysilicon is a highly complex chemical process and we may not be able to produce polysilicon of sufficient quantity and quality or at a cost comparable to or lower than those of other polysilicon manufacturers or on schedule to meet our wafer manufacturing requirements. Minor deviations in the manufacturing process can cause substantial decreases in yield and in some cases cause production to be suspended or to yield no output. In addition, our production cost may be higher than we have expected due to continuous trial runs, system testing, purchases of trichlorosilane, or TCS, and minimal activated hydrogenation processes. Moreover, we may incur impairment losses related to our polysilicon production facility. In 2016, we recorded impairment losses of long-lived assets of $4.6 million.

If our polysilicon production facility experiences any delays or defect in operations, we may suffer a setback to our raw material procurement strategy. We may also fail to manufacture polysilicon of sufficient quantity, quality or at competitive costs compared to the polysilicon available from the market, thereby making our polysilicon manufacturing facility uneconomical to run, which would negatively impact our profit margin and financial results. If the price of polysilicon and other raw materials rise and we are required to make purchases at higher than anticipated market rates, our profit margin may be further negatively impacted. If our polysilicon production facility does not perform as planned we may be unable to recover our investments or be forced to write down the value of the assets.

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

We require a significant amount of cash to fund our operations. We require capital to fund any expansion of our manufacturing capacities and our research and development activities in order to remain competitive in the solar industry. Future expansions, changes in market conditions or other developments will also cause us to require additional funds. Due to prevailing market conditions and industry practice, we have been providing longer credit terms to a number of customers (as it has become customary in the industry to do so), which has had a negative effect on our cash flows. Such customers who have high credit worthiness may be granted longer credit terms; however, we do not amend contracts once delivery is deemed to have occurred. Moreover, as of December 31, 2016, our current liabilities exceeded our current assets by $396.9 million. While we had cash and cash equivalents of $37.3 million as of December 31, 2016 and operating cash flow of $27.5 million for the year ended December 31, 2016, we had short-term bank borrowings of $595.4 million as of December 31, 2016, all due within one year.

As of December 31, 2016, several factors have raised substantial doubts about our ability to continue as a going concern for the foreseeable future, including: (i) we incurred a net loss of $34.7 million for the year ended December 31, 2016, and (ii) as of December 31, 2016, our current liabilities exceeded our current assets by $396.9 million. These factors could adversely affect our ability to meet our ongoing financing needs as well as to obtain third party financing, which is subject to a number of uncertainties, including our future financial condition, operations and reputation, general market conditions in our industry and economic, political and other conditions in China and elsewhere. For example, weakening global economic conditions and macroeconomic factors in the PRC, such as credit tightening policies implemented by the Chinese government, may negatively impact our ability to obtain financing in a timely manner or on commercially acceptable terms.

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

Volatility or large decrease in the prices of solar power products may cause significant fluctuations or declines in our revenue.

Most of our wafer sales, particularly sales to our major customers, are made under purchase orders based on the spot market rates. We also have short-term sales contracts and long-term framework contracts that provide for variable pricing and volume terms with our customers. Therefore, volatility or significant decreases in the prices of solar power products have subjected us, and may subject us, to major fluctuations or declines in our revenue under our short-terms sales contracts and long-term framework contracts.

Volatility in polysilicon prices and changes in supply and demand for solar power products may give rise to disputes between us and our suppliers or customers, which may have a material adverse effect on our business and results of operations.

Polysilicon is an essential raw material in the production of our solar power products. We currently produce 6,000 metric tons of polysilicon internally, but it is not sufficient to meet our total demand. In 2016, the market price of polysilicon rose from $14 per kilogram to $18 per kilogram. If prices continue to rise in the future, we will incur higher costs relating to the external purchase of polysilicon, which may adversely affect our overall profitability. On the contrary, if the actual prices of polysilicon and our finished products are less favorable than our forecast, we may be exposed to inventory write-downs on a net realizable value basis, which may have an adverse effect on our results of operations. In addition, we have entered into long-term polysilicon purchase agreements with international suppliers. Although the long-term polysilicon purchase agreement that remained effective as of December 31, 2016 provided for price adjustments in the event of fluctuations in the market price of polysilicon, we cannot assure you that the price after adjustments will be favorable to us. If we are unable to make arrangements to ensure the polysilicon prices we obtain are close to the market price in the future, we may incur higher raw material costs than market prices or our competitors, which in turn could have a material adverse effect on our competitiveness, results of operations and financial condition. Furthermore, in light of the volatility of polysilicon prices and changes in supply and demand for solar power products, our suppliers and customers may become involved in negotiations or disputes with us regarding terms and conditions of the agreements or arrangements with them, including the quantity and price of the products to be delivered under existing agreements or arrangements. Any negotiation or litigation arising out of these disputes could distract management from the day-to-day operation of our business, subject us to potentially significant legal expenses, result in the forfeiture of our deposits under long-term polysilicon contracts, and interrupt the sourcing of our polysilicon or the sales of our solar power products, which could materially and adversely affect our business and results of operations.

Volatility in the prices of, and any failure to secure the supply of, other raw materials may have a material adverse effect on our business and results of operations.

In addition to polysilicon, we also depend on the supply of other raw materials, such as steel and slurry, for our production activities. Given our focus on cost reductions in a market where our products are subject to industry-wide downward pricing pressure, we may be outbid by purchasers in other industries or other players in the same industry for such raw materials. If we are unable to secure the supply of such raw materials at reasonable costs, we may experience interruptions to our production or otherwise incur significant costs that could have a material adverse effect on our business and results of operations.

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

We maintain an internal control system consisting of an internal control department, a whistleblower hotline and other channels for internal reporting, and policies and procedures that are designed to monitor and control potential risk areas relevant to our business operations. However, due to the inherent limitations in the design and implementation of any internal control system, we cannot assure you that our internal control system will be able to identify, prevent and remedy all risks arising from our business activities as intended or otherwise effectively be implemented, monitored or managed by us. Moreover, we cannot guarantee all of our employees will act in compliance with our employee policies and be applicable laws and regulations. Any misconduct or violation by our employees could adversely affect our business and reputation or lead to regulatory sanctions being imposed against us or causing us to incur litigation costs.

In addition, as we continue to transform the focus of our business from solar wafer manufacturing to both solar wafer and module manufacturing, and to further expand our product lines and breadth of operations globally, our business operations will become more complex. Starting from early 2014, we began to expand our operations into the global energy efficient products and services business and downstream solar power projects. Although we will continue to reassess and seek ways to improve upon our internal control system as necessary, the transformation and expansion of our business operations may give rise to additional internal control risks that are currently unknown to us, despite any efforts to anticipate such risks.

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

We are subject to cyber security risks and may incur costs to minimize those risks. Cyber security breaches, such as unauthorized access, accidents, employee errors or malfeasance, computer viruses, computer hackings or other disruptions, could compromise the security of our data and infrastructure, thereby exposing such information to unauthorized access by third parties. Techniques used to obtain unauthorized access to, or to sabotage systems, change frequently and generally are not recognized until launched against a target. We may be required to expend significant capital and other resources to remedy, protect against or alleviate these and related problems, and we may not be able to remedy these problems in a timely manner, or at all. Any security breaches that occur could disrupt our operations, increase our security costs, or expose us to potential losses due to data corruption or information leakage, which could have a material adverse effect on our business.

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

However, as the solar power industry continues to develop, these government subsidies and economic incentives have been reduced and could continue to be reduced or be eliminated altogether. For example, reductions in feed-in-tariff programs in Germany have continued since 2014. In addition, in China, the government has issued various policies to control feed-in tariff for on-grid PV projects since 2014. See “Item 4. Information on the Company—B. Business Overview—Regulation—Renewable Energy Law and Other Government Directives.” Although the solar power industry is currently moving towards the economies of scale necessary for solar power to become cost-effective in a non-subsidized market, the reduction or elimination of government subsidies and economic incentives for on-grid solar power applications could result in decreased demand for our products and cause our revenues to decline. As the governments around the world continue to decrease their subsidies, Chinese solar power products may continue to experience excess capacity, which could impact the demand and pricing of our solar power products, which could materially and adversely impact our revenues and profitability.

Turbulence in global financial markets and economies may adversely affect the solar industry, the demand for solar power products, and our operating results, financial condition and liquidity.

Demand for solar power products is influenced by macroeconomic factors, such as global economic conditions, the supply and the prices of other energy products, such as oil, coal and natural gas, as well as government regulations and policies concerning the electric utility industry. A decrease in prices of fossil fuels, for example, could reduce demand for alternative forms of energy, such as solar power. We are affected by the market and industry trends. See “Item 3. Key Information–D. Risk Factors–Risks Related to Our Business–We may be adversely affected by volatile solar power market and industry conditions; in particular, the demand for our solar power products and services may decline, which may reduce our revenues and earnings.” As the solar power sector continued to stabilize with increased global demand in 2014, 2015 and 2016, some solar manufacturers planned to expand their capacity. However, these market conditions may not last in the long-run if potentially increased manufacturing capacity and insufficient rationalization of capacity drive the market into continued oversupply, which may adversely affect the prices of solar power products.

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

In the past, we sold a substantial portion of our solar wafers to a limited number of customers. Since the end of 2011, we have increasingly focused our efforts on solar module development and production and have become a module manufacturer and reduced our dependence on a limited number of solar wafer customers. In 2016, our top five wafer customers accounted for approximately 39.2% of our wafer sales and 9.4% of our net revenues and our largest wafer customer accounted for approximately 12.3% of our wafer sales and 3.0% of our net revenues. Our top five module customers accounted for approximately 24.6% of our module sales and 14.5% of our net revenues and our largest module customer accounted for approximately 9.4% of our module sales and 5.6% of our net revenues. We also expanded into downstream solar power projects in early 2014, which further diversified our business offering.

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

We recorded approximately $15.5 million as deferred tax assets on our consolidated financial statements as of December 31, 2016. Our ability to use net operating losses to offset earnings is dependent on a number of factors, including our ability to generate taxable income in future years. Should future results of operations or other factors cause us to determine that it is not likely that we will generate sufficient taxable income to fully utilize our deferred tax assets, we would then be required to establish a valuation allowance against such deferred tax assets. We would increase our income tax expense by the amount of the tax benefit we do not expect to realize. This would negatively impact our net income and could have a material adverse effect on our results of operations and our financial position.

If we are unable to effectively manage risks related to international sales, our ability to expand our business abroad would be materially and severely impaired.

In 2016, approximately 46.8% of our net revenues were generated from customers outside of China, Taiwan and Hong Kong. We expanded our international sales efforts in the last several years by focusing on sales to international solar companies with global distribution capabilities. As we continue to expand our business internationally, we plan to increase sales of our energy efficient products, and our solar power projects. The marketing, distribution and sales of our solar power and energy efficient products and projects in international markets expose us to a number of risks, including:

•	fluctuations in currency exchange rates, such as exchange rate volatility between the Euro and the U.S. dollar and the Renminbi against the U.S. dollar;

•	increased costs associated with maintaining marketing efforts in various countries;

•	difficulty and costs relating to compliance with the different commercial, environmental and legal requirements of the overseas markets in which we offer our products;

•	difficulty in engaging and retaining sales personnel who are knowledgeable about, and can function effectively in, overseas markets;

•	trade actions initiated in the United States or other jurisdictions, including the European Union and India, and the resulting anti-dumping and countervailing duties imposed on solar imports in those jurisdictions. See also “—Imposition of anti-dumping and countervailing orders in one or more markets may result in additional costs to our customers and disruptions in such markets and could materially and adversely affect our business, results of operations, financial conditions and prospectus;”

•	import restrictive proceedings initiated in China and any anti-dumping or countervailing duties imposed by Chinese authorities on silicon imports, which could increase the costs of polysilicon and hence our cost of production. See also “—Imposition of anti-dumping and countervailing orders in one or more markets may result in additional costs to our customers and disruptions in such markets and could materially and adversely affect our business, results of operations, financial conditions and prospectus;”

•	trade barriers, such as export requirements, tariffs, taxes and other restrictions and expenses, which could increase the prices of our products and make us less competitive in some countries;

•	protectionism on the rise, as evidenced by the decision of Great Britain to leave the European Union and the election of Donald Trump as the president of U.S., who has threatened to impose punitive tariffs on goods imported from China;

•	failure to comply with international sanction laws, including the rules and regulations promulgated by the office of Foreign Assets Control of the U.S. Department of the Treasury; and

•	failure to control the increase of our operating expenses without a commensurate increase in our revenues as we hire additional sales and marketing personnel in connection with the expansion of our module sales business.

If we are unable to effectively manage these risks related to international sales, our ability to expand our business abroad will be materially and severely impaired.

Our module operations and expansion into downstream solar power projects may cause us to compete with our current customers.

As of December 31, 2016, through our subsidiary ReneSola Jiangsu Ltd., formerly known as Wuxi Jiacheng Solar Energy Technology Co., Ltd., or ReneSola Jiangsu, we had an annual module manufacturing capacity of 1.5 gigawatt, or GW. Our module sales business has caused us to compete directly with some of our wafer customers, particularly as we increased the sales of our own branded modules in the market. As a result, our relationships with some of our customers have been affected. In addition, as we implement our business strategy to expand our downstream solar power projects, the competition between us and other solar power projects players in the market is likely to intensify. If our customers stop purchasing wafers, modules or any upstream products from us altogether due to our competition with them or other reasons, our business and results of operations will be materially and adversely affected.

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

We have borrowings with commercial banks and other lenders in China and overseas. These loans contain certain restrictive covenants that limit our ability to, among other things, (i) dispose of or provide guarantees, pledges or mortgages on our operating assets in any manner that will increase risk to the lenders, (ii) repay shareholders loans or loans from our related parties, (iii) distribute dividends to shareholders, (iv) enter into other financial obligations to third parties, (v) transfer shares, (vi) make investments, and (vii) take part in any mergers or acquisitions. For more information about the loan agreements, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.” With our expansion into the downstream solar power projects business, we may continue to incur additional construction debt in connection with the development of solar power projects. Any breach by us of the various undertakings and covenants in our existing or future loan agreements may give such banks the right to demand immediate repayment of the outstanding loan amounts. We cannot assure you whether we will be subject to, or be able to fulfill, such undertaking in the future. Any failure to maintain any of the above covenants or undertakings could result in an acceleration of obligations under the facility agreement, which would have a material adverse effect on our business. In addition, the breach of any of the covenants and undertakings in any loan agreement may trigger the cross-default provisions in substantially all of our loan agreements and/or the cross-acceleration provisions in some of those loan agreements, thereby giving the lenders the right to accelerate our loan repayment obligations. As a result, we are limited in the manner in which we conduct our business and may be unable to engage in certain business activities or finance our future operations or capital needs.

Our recent and future capacity expansion has and will continue to utilize equipment with customized designs that will be contract manufactured by equipment suppliers, which subjects us to a number of risks.

We engage equipment suppliers to develop our own customized multicrystalline furnaces. We provide dimensions and metrics to equipment suppliers, and they manufacture customized multicrystalline furnaces for us. Although our multicrystalline furnaces have achieved satisfactory results to date, these furnaces may not achieve satisfactory results in the future and the equipment supplier may not be able to continue to manufacture and deliver the multicrystalline furnaces we require in a timely manner or be able to meet our quality and technical requirements. In addition, from time to time we may require additional customized equipment in connection with our business operation and manufacturing capacity expansion, whether in polysilicon manufacturing, wafer manufacturing, cell manufacturing or module manufacturing. As such equipment is not readily available from vendors and would be difficult to repair or replace, problems with quality or performance of the equipment or with timely delivery will negatively impact our expansion plans and may result in the failure to grow our revenues or reduce our manufacturing costs as originally intended. Problems with quality or performance of our products as a result of poor equipment performance or failure could result in losses and adversely affect our results of operations and reputation.

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

As of December 31, 2016, the outstanding advance payments in connection with our procurement agreements amounted to approximately $14.9 million. We typically made such advance payments without receiving any collateral. To the extent that there was collateral and/or security attached to the advance payments, it is uncertain whether we will be able to enforce the collateral or the security or if the advance payment can be repaid in full upon enforcement on such collateral or security. Any litigation arising out of disputes relating to such prepayments could subject us to potentially significant legal expenses, distract management from the day-to-day operation of our business and expose us to risks for not being able to collect damages awarded to us, all of which could materially and adversely affect our financial condition and results of operations.

We may not be able to recover such advance payments and would suffer further losses should any supplier fail to fulfill its delivery obligations under its supply contract, which would include failure to provide sufficient quantity of raw materials or raw materials of such quality as specified in the contract or should a supplier’s stock price be less than the price agreed to settle to our claim. Claims by us for advance payments or other supplier obligations under the supply contracts in the future may potentially expose us to the credit risks of the suppliers and other market risks and therefore materially and adversely affect our financial condition and results of operations.

Future acquisitions, investments or alliances may have an adverse effect on our business.

If we are presented with appropriate opportunities, we may make additional investment into our solar power projects in the China, United Kingdom, Japan, United States and other emerging markets, or acquire or invest in technologies, businesses or assets that are strategically important to our business or form alliances with key players in the solar power industry to further expand our business. Such acquisitions and investments could expose us to potential risks, including risks associated with the assimilation of new operations, technologies and personnel, unforeseen or hidden liabilities, the inability to generate sufficient revenue to offset the costs and expenses of acquisitions and potential loss of, or harm to, our relationships with employees, customers and suppliers as a result of the integration of new businesses. We may not be able to maintain a satisfactory relationship with our partners or handle other risks associated with future alliances, which could adversely affect our business and results of operations. Investments in new businesses may also divert our cash flow from servicing our debt and making necessary capital expenditures. In addition, we may incur impairment losses on our acquisitions and investments in equity securities.

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

Therefore, we have established a system of internal control over financial reporting and we constantly reevaluate those controls and our related systems. Our management has evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13-a-15(c) of the Exchange Act of 1934, as amended, or the Exchange Act, and we have concluded that our internal control over financial reporting was effective for our fiscal year ended December 31, 2016. If we fail to maintain the adequacy of our internal controls, our management may conclude that our internal control over financial reporting is not effective in the future. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports and to prevent fraud. As a result, our failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the market price of our ADSs.

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

We rely primarily on patent and trademark laws, trade secrets and other contractual restrictions to protect our intellectual property. Nevertheless, these afford only limited protection and the actions we take to protect our intellectual property rights may not be adequate to provide us with meaningful protection or commercial advantage. For example, we had 247 patents in China, 41 pending patent applications in China and three pending international patent applications outside of China as of December 31, 2016. We cannot assure you that our patent applications will be eventually issued with sufficiently broad coverage to protect our technology and products. As a result, third parties may be able to use the technologies that we have developed and compete with us, which could have a material adverse effect on our business, financial condition or operating results. In addition, contractual arrangements, such as the confidentiality and non-competition agreements and terms between us and our research and development personnel, afford only limited protection and the actions we may take to protect our trade secrets and other intellectual property may not be adequate. Our failure to protect our intellectual property and proprietary rights may undermine our competitive position. Third parties may infringe or misappropriate our proprietary technologies or other intellectual property and proprietary rights. Policing the unauthorized use of proprietary technology can be difficult and expensive. In particular, the laws and enforcement procedures of the PRC and certain other countries are uncertain or do not protect intellectual property rights to the same extent as do the laws and enforcement procedures of the United States. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.” We may need to resort to court proceedings to enforce our intellectual property rights in the future. For example, we filed a case with the First Intermediate Court of Beijing against Tongxiangshenhong, a manufacturer of lighting equipment in China, in May 2014 with respect to its misappropriation of “YUHUIYANGGUANG” as trademarks over certain of its lighting equipment products. The court decided in August 2015 and partly rejected the registration of “YUHUIYANGGUANG” on solar water heater, solar collector and solar heat collector by Tongxiangshenhong, while granting it the registration on street lamp, a lamp cover, a lighting device with luminous tube, lighting apparatus and device and automobile lamp. We appealed this case to the Superior Court of Beijing, which upheld the lower court’s decision in December 2015. We cannot assure you that we will not be involved in other intellectual property litigations that might adversely affect our results of operations and financial condition in the future. Litigation relating to our intellectual property might result in substantial costs and diversion of resources and management attention away from our business. An adverse determination in any such litigation will impair our intellectual property and proprietary rights and may harm our business, prospects and reputation.

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

As the insurance industry is still developing in China, the product liability insurance and business interruption insurance available in China offer limited coverage compared to that offered in many other countries. We currently maintain property insurance, commercial general liability insurance, quality insurance, accident insurance, machine damage insurance, transportation insurance, credit sale insurance, construction insurance, as well as key-man life insurance, director and officer liability insurance. We do not maintain any insurance for business interruption. Any business disruption or natural disaster could result in substantial costs and a diversion of resources, which would have an adverse effect on our business and results of operations.

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

If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our ordinary shares from the New York Stock Exchange, or the NYSE, or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

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

We conduct substantially all of our manufacturing and a large portion of our sales in China. As the solar industry is highly sensitive to business and personal discretionary spending levels, it tends to decline during general economic downturns. Accordingly, our results of operations, financial condition and prospects are subject to a significant degree to economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past decades, growth has been uneven across different regions and among various economic sectors of China. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. While some of these measures benefit the overall PRC economy, they may also have a negative effect on us. Furthermore, the PRC government may pass measures to tighten credit, including trade financing, available in the PRC market, which could materially impact our financing. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. As the PRC economy is increasingly intricately linked to the global economy, it is affected in various respects by downturns and recessions of major economies around the world, such as the recent financial services and economic crises of these economies. The various economic and policy measures the PRC government enacts to forestall economic downturns or shore up the PRC economy could affect our business.

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

Our subsidiaries ReneSola Zhejiang Ltd., formerly known as Zhejiang Yuhui Solar Energy Source Co., Ltd., or ReneSola Zhejiang, ReneSola Jiangsu and Sichuan ReneSola Silicon Material Co., Ltd., or Sichuan ReneSola, currently qualify as high-new technology enterprises and enjoy a reduced income tax rate of 15%. The current high-new technology enterprise status of ReneSola Zhejiang, ReneSola Jiangsu and Sichuan ReneSola was renewed in 2015 and will be valid for a term of three years until December 31, 2017. However, we cannot assure you that new laws may not change the preferential treatment granted to our subsidiaries. Any loss or substantial reduction of the tax benefits enjoyed by us would reduce our net profit.

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

Pursuant to the new PRC Enterprise Income Tax Law and its Implementing Regulation, which became effective on January 1, 2008, a 10% withholding tax applies to dividends, interests, rent or royalties payable by a foreign-invested enterprise, such as our PRC subsidiary, to any of its non-resident enterprises investors for PRC enterprise income tax purposes unless any such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The British Virgin Islands, where our company was incorporated, does not have such a treaty with China. Thus, we expect that a 10% withholding tax will apply to dividends paid to us by our PRC subsidiaries if we are classified as a non-resident enterprise. Circular CaiShui [2008] No. 1 jointly issued by the State Administration of Taxation and Minister of Finance on February 22, 2008 further clarifies that dividends distributed by foreign-invested enterprise to foreign investors out of the profits generated before January 1, 2008 are still exempt from withholding tax even if they are paid after January 1, 2008. Our PRC entities’ undistributed earnings, generated after January 1, 2008, have been and will be permanently reinvested to the PRC entities. Therefore, no dividend withholding tax was accrued.

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

The value of the Renminbi against the U.S. dollar, the Euro and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy caused the Renminbi to appreciate approximately 21.5% against the U.S. dollar over the following three years. Since reaching a high against the U.S. dollar in July 2008, the Renminbi traded within a narrow band against the U.S. dollar until June 2010, remaining within 1% of its July 2008 high but never exceeding it. In June 2010, the People’s Bank of China announced that the PRC government would reform the Renminbi exchange rate regime and increase the flexibility of the exchange rate. Starting from March 17, 2014, the People’s Bank of China widened the band to 2% around which the value of the Renminbi is allowed to deviate from the daily reference rate, which may allow for greater volatility in the U.S. dollar and Renminbi exchange rate. To further improve the Renminbi exchange rate mechanism, the People’s Bank of China announced that government authorities shall continue to improve the marketization of the Renminbi exchange rate mechanism, increase efforts to introduce a market-determined exchange rate, promote international balance of payments, and improve the floating exchange rate system based on market supply and demand in its Guiding Opinions on implementing the Several Opinions of the General Office of the State Council on Support for Stable Growth of Foreign Trade on June 6, 2014. On July 22, 2015, the General Office of the State Council issued Several Opinions on Support for Stable Growth of Import and Export, providing that the marketization of the Renminbi exchange rate mechanism should be improved and the RMB two-way floating band should be expanded. In the long term, Renminbi may further depreciate against U.S. dollar or other foreign currencies, depending on the market supply and demand with reference to a basket of currencies. It is difficult to predict how long the current situation may last and when and how it may change again.

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

Foreign exchange transactions by ReneSola Zhejiang under capital accounts continue to be subject to significant foreign exchange controls and require the approval of or registration with PRC governmental authorities or the institution being delegated. In particular, if ReneSola Zhejiang borrows foreign currency loans from us or other foreign lenders, these loans must be registered with SAFE and if we finance by means of additional capital contributions, these capital contributions must be approved or registered by certain government authorities including the PRC Ministry of Commerce and the State Administration of Industry and Commerce, or their local counterparts, and registered with the bank as delegated by SAFE. These limitations could affect the ability of ReneSola Zhejiang to conduct foreign exchange transactions in China, and could affect our business and financial condition.

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

In May 2013, SAFE issued the Notice regarding Printing and Distributing the Provisions on Foreign Exchange Administration over Direct Investment Made by Foreign Investors in China and the Supporting Documents, or Notice 21, which provides detailed disclosure requirements and examination standards for SAFE registration of foreign investors (including overseas SPVs established by PRC residents) with respect to their establishment of foreign investment enterprises or projects in China.

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

We have urged our shareholders who are PRC residents to make the necessary applications and filings as required under these regulations. To our knowledge, our principal shareholders have completed the necessary filings as required under these regulations. In addition, according to rules issued by SAFE, if a PRC resident participates in any stock incentive plan of an overseas publicly-listed company, a qualified PRC domestic agent must, among other things, file on behalf of such participant an application with SAFE to conduct the SAFE registration with respect to such stock incentive plan. We have made filings with the local SAFE branch of Jiashan County in connection with the options we granted to our PRC employees under our 2007 share incentive plan, as amended and restated in January 2009, August 2010, August 2012 and August 2016, or the 2007 share incentive plan, but were told that such registration is not required for now. We will make such filing and registration in accordance with the rules issued by SAFE if required by local SAFE branch. We attempt to comply, and attempt to ensure that our shareholders who are subject to these rules comply with the relevant requirements. However, we cannot provide any assurances that all of our shareholders who are PRC residents will comply with our request to make or obtain any applicable registrations, amend the existing registrations or comply with other requirements required by Notice 37 or other related rules. The failure or inability of our PRC resident shareholders to make any required registrations or comply with other requirements may subject such shareholders to fines and legal sanctions and may also limit our ability to contribute additional capital into or provide loans to our PRC subsidiary, limit our PRC subsidiary’s ability to pay dividends or otherwise distribute profits to us, or otherwise adversely affect us.

Risks Related to Our ADSs, Warrants and Shares

The market price for our ADSs may be volatile; the value of the warrants could be significantly affected by the market price of the ADSs and other factors.

The market price for our ADSs has been highly volatile and subject to wide fluctuations. During the period from January 29, 2008, the first day on which our ADSs were listed on the NYSE, until April 26, 2017, the market price of our ADSs ranged from $2.15 to $147.40 per ADS, after giving effect to the ADS Ratio Change. The market price of our ADSs may continue to be volatile and subject to wide fluctuations in response to a wide variety of factors including the following:

•	actual or anticipated fluctuations in our operating results;

•	our quarterly or annual earnings, or those of other companies in our industry;

•	changes in financial estimates by securities research analysts or our ability to meet those estimates;

•	changes in the economic performance or market valuations of other solar power companies;

•	changes in investors’ and analysts’ perceptions of our industry, business or related industries;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	announcements by us or our competitors of new products, patent litigation, issuance of patents, acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments;

•	technological breakthroughs in the solar and other renewable energy industries;

•	reduction or elimination of government subsidies and economic incentives for the solar power industry;

•	regulatory developments in our target markets affecting us, our customers or our competitors;

•	potential litigation or administrative investigations;

•	addition or departure of key personnel;

•	fluctuations of exchange rates between the RMB and U.S. dollar or other foreign currencies;

•	sales or anticipated sales of additional ADSs;

•	exercise of our warrants;

•	release of lock-up or other transfer restrictions on our outstanding ADSs or shares or sales of additional ADSs;

•	the operating and stock price performance of other comparable companies;

•	general market conditions, fluctuations or other developments affecting us or our industry; and

•	general economic conditions and conditions in the credit markets.

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

Mr. Xianshou Li, our chairman and chief executive officer, beneficially owned 24.7% of our shares as of February 28, 2017. As such, Mr. Li has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. For example, holders of a majority of our shares entitled to vote in a duly convened and constituted shareholders’ meeting may pass a shareholders’ resolution to issue preferred shares in one or more series and to fix the powers and rights of these shares, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our existing shares. Preferred shares could thus be issued with terms that would delay or prevent a change in control or make removal of management more difficult. These actions may be taken even if they are opposed by our other shareholders and holders of our ADSs.

We may need additional capital and may sell additional ADSs or other equity, equity-linked or debt securities or incur indebtedness, which could result in additional dilution to our shareholders or increase our debt service obligations.

The solar industry is currently being negatively impacted by a number of factors including excess capacity, reduction of government incentives in key solar markets, higher import tariffs and the European debt crisis. These factors have contributed to declining average selling prices for our products. As of December 31, 2016, our current liabilities exceeded our current assets by $396.9 million. While we had cash and cash equivalents of $37.3 million, we also had short-term bank borrowings of $595.4 million all due within one year.

We require a significant amount of cash to fund our operations due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. We currently also have a significant amount of debt outstanding. We may issue additional equity, equity-linked or debt securities, or obtain a credit facility for a number of reasons, including to finance our operations and business strategy, to satisfy our obligations for the repayment of existing indebtedness, or for other reasons. Any future issuances of equity securities or equity-linked securities could further dilute the interests of our shareholders and may materially adversely affect the price of our ADSs. We cannot predict the timing or size of any future issuances or sales of equity, equity-linked or debt securities, or the effect, if any, that such issuances or sales may have on the market price of our ADSs. We also cannot be sure that we will not need to raise additional capital in the future as a result of continuing or worsening economic conditions or otherwise. Market conditions could require us to accept less favorable terms for the issuance of our securities in the future, which may result in the issuance of securities that have rights, preferences and privileges that are senior to those of the shares and ADSs. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Any future offerings or exercise of warrants will dilute the ownership interest of existing shareholders and holders of our ADSs.

In September 2013, we completed a registered direct offering of 3,000,000 ADSs, representing 30,000,000 of our shares, and warrants to purchase up to 10,500,000 additional shares, representing 35% of warrant coverage in the offering, at approximate $70 million before exercise of warrants.  The warrants are exercisable immediately and will expire four years from the date of issuance.  Any exercise of some or all of the warrants or any future offering of convertible notes or similar securities will dilute the ownership interests of existing shareholders and holders of the ADSs and may depress the price of the shares or ADSs. In addition, any sales in the public market of the ADSs issuable upon such conversion or future offerings could adversely affect prevailing market prices of the shares or ADSs.

Future issuances of shares or ADSs may adversely affect the price of the ADSs.

We may from time to time access to the capital market to raise our capital. In addition, we have reserved our shares and ADSs for the holders’ exercise of our share options which are granted pursuant to our 2007 share incentive plan. All ADSs sold in our initial public offering and the follow-on offerings are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining ADSs outstanding after the initial public offering and the follow-on offerings are currently available for sale, subject to volume and other restrictions as applicable under Rule 144 and Rule 701 of the Securities Act. The issuance and sale of a substantial number of shares or ADSs, or the perception that such issuances and sales may occur, could adversely affect the market price of the shares or ADSs and impair our ability to raise capital through the sale of additional equity securities.

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

Based on the market price of our ADSs, the value of our assets, and the composition of our income and assets, we do not believe we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2016. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you the U.S. Internal Revenue Service will not take a contrary position. A non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. If we are a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation”) holds an ADS or share, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation—Passive foreign investment company.”

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited, because we are incorporated under British Virgin Islands law, conduct substantially all of our operations in China and most of our officers and directors reside outside the United States.

We are incorporated in the British Virgin Islands, and conduct substantially all of our operations in China through our wholly owned subsidiary in China. Most of our directors and officers reside outside of the United States, and some or all of the assets of those persons are located outside of the United States. As a result, it may be difficult or impossible for you to bring an original action against us or against these individuals in a British Virgin Islands or China court in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents of the United States and the substantial majority of whose assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the British Virgin Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. There is no statutory recognition in the British Virgin Islands of judgments obtained in the United States, although the courts of the British Virgin Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. It is uncertain whether such British Virgin Islands or PRC courts would be competent to hear original actions brought in the British Virgin Islands or the PRC against us or such persons predicated upon the securities laws of the United States or any state.

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

Our ADSs may not comply with the minimum listing requirements of the NYSE, and may therefore be subject to delisting if we are not able to regain compliance within the prescribed timeframe.

Our ADSs are currently listed on the NYSE. The NYSE has minimum requirements that a company must meet in order to remain listed on the NYSE. These requirements include maintaining a minimum average closing price of $1.00 per share over a period of consecutive 30 trading days. On November 7, 2016, we received a notice from the NYSE that the average closing price of our ADSs (prior to the ADS Ratio Change) was below the listing requirements. In order to bring the price of the ADSs into compliance with the listing requirements, we executed the ADS Ratio Change. As a result, effective from February 10, 2017, the number of our shares represented by each ADS has been changed from two shares to 10 shares. On March 1, 2017, we received a notice from the NYSE that a calculation of the average closing price of our ADSs for the 30-trading days ended February 28, 2017 indicated that the average closing price of our ADSs was above the minimum requirement of $1.00 based on a 30-trading day average. Accordingly, we have resumed compliance with all NYSE continued listing requirements.

However, we cannot assure you that we will maintain compliance with all the NYSE’s continued listing requirements. If we were unable to regain compliance with the minimum share price within the prescribed timeframe or if we are unable to maintain compliance with any of the NYSE’s continued listing requirements in the future, our ADSs would be subject to delisting. A delisting of our ADSs could negatively impact us by, among other things, reducing the liquidity and market price of our ADSs; reducing the number of investors willing to hold or acquire our ADSs, which could negatively impact our ability to raise equity financing; decreasing the amount of news and analyst coverage for us; and limiting our ability to issue additional securities or obtain additional financing in the future.

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

ReneSola Ltd was incorporated as a limited liability company in the British Virgin Islands on March 17, 2006. Our choice of the British Virgin Islands as the jurisdiction of incorporation was motivated in part by its relatively well-developed body of corporate law, various tax and other incentives, and its acceptance among internationally recognized securities exchanges as a jurisdiction of incorporation for companies seeking to list securities on such exchanges. As we are a limited liability company under the laws of the British Virgin Islands, the liability of our shareholders to our company is limited to (i) any amount unpaid on a share held by the shareholder and (ii) any liability to repay a distribution by our company that was not made in accordance with the laws of the British Virgin Islands. Our principal executive offices are located at No. 8 Baoqun Road, Yaozhuang County, Jiashan Town, Zhejiang Province, PRC. Our telephone number is +86 (573) 8477-3321. Our registered office is located at the offices of Harneys Corporate Services Limited, Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

As of the date of this annual report, we conduct our business through the following significant subsidiaries:

•	ReneSola Zhejiang: our principal operating company incorporated in China in August 2003, wholly owned by us and engaged in wafer manufacturing in China. ReneSola acquired all of the equity interests in ReneSola Zhejiang in April 2006 through a series of transactions that were accounted for as a reorganization;

•	ReneSola America Inc., or ReneSola America: our wholly owned subsidiary incorporated in the State of Delaware, the United States in November 2006 to facilitate our procurement of silicon raw materials and product sales in North America;

•	ReneSola Singapore Pte. Ltd.: our wholly owned subsidiary incorporated in Singapore in March 2007 to facilitate our polysilicon procurement and product sales outside of China;

•	Sichuan ReneSola: our wholly owned subsidiary incorporated in Sichuan Province, China in August 2007 to engage in the production of polysilicon. We began building a polysilicon manufacturing facility in Meishan, Sichuan Province, in 2007 through Sichuan ReneSola;

•	ReneSola Jiangsu: our wholly owned subsidiary located in Yixing, Jiangsu Province, China which is engaged in the production of solar cells and modules.

ReneSola Zhejiang acquired the 100% equity interest in ReneSola Jiangsu, which was incorporated in November 2005, for a total cash consideration of RMB140.3 million, including tax paid in connection with the transfer of equity interests, in May 2009, as part of our growth strategy. ReneSola Jiangsu commenced its cell manufacturing in October 2008 and its module manufacturing in November 2005. In November 2013, ReneSola Zhejiang and ReneSola Singapore Pte. Ltd. entered into an agreement, pursuant to which ReneSola Singapore Pte. Ltd. agreed to invest RMB200 million in ReneSola Jiangsu, increasing its share capital to RMB800 million. After completion of such capital increase, ReneSola Zhejiang and ReneSola Singapore Pte. Ltd. held 75% and 25% of ReneSola Jiangsu’s equity interests, respectively. ReneSola Zhejiang and ReneSola Singapore Pte. Ltd are all wholly owned subsidiaries of ReneSola. ReneSola Jiangsu received the approval from the local commercial authority in December 2013;

•	Zhejiang ReneSola System Integration Ltd., formerly known as Zhejiang ReneSola Photovoltaic Materials Co., Ltd.: our wholly owned subsidiary incorporated in China in April 2010 to engage in the production and sale of crucibles, steel wires and silicon carbon powder;

•	ReneSola Deutschland GmbH: our wholly owned subsidiary incorporated in Germany in September 2011 to engage in the sales of modules, cells and wafers, as well as the operation of solar power projects;

•	ReneSola New Energy S.A.R.L: our wholly owned subsidiary incorporated in Luxembourg in March 2012 to engage in trading and investments in solar industry, as well as holding our solar power projects;

•	ReneSola UK Limited: our wholly owned subsidiary incorporated in the United Kingdom in April 2013 to engage in the sales of modules, as well as the operation of solar power projects;

•	ReneSola Investment Management Ltd.: our wholly owned subsidiary incorporated in the British Virgin Islands in December 2014 to engage in investments in solar industry, as well as holding our solar power projects; and

•	ReneSola Power, Inc.: our wholly owned subsidiary incorporated in the United States in July 2015 to engage in investments in solar industry, as well as holding our solar power projects.

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

From time to time, we also disposed of our subsidiaries in China. In 2014, we disposed of (i) our wholly owned subsidiary Zhejiang Ruixu Investment Co., Ltd., or Zhejiang Ruixu, together with two of its subsidiaries, Qinghai Yuhui and ReneSola Keping Co., Ltd., and three of its solar power plants in China; (ii) our wholly owned subsidiary Jiashan Xinlian Solar Power Co., Ltd., which engaged primarily in the investment, development and management of solar energy power stations; (iii) all of our 93.5% equity interests in ReneSola Zhejiang Carbon Fiber Material Co., Ltd., which engaged primarily in the development, production and sale of carbon fiber materials and other carbon products; (iv) our wholly-owned subsidiary ReneSola Zhejiang Energy-Saving Technology Co., Ltd.; and (v) our wholly-owned subsidiary Sichuan OuRuida Science Park Co., Ltd.

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

In July 2015, we entered into an agreement with Pristine Sun, LLC, or Pristine, a San Francisco-based solar project developer, to form a joint venture in the United States to accelerate our U.S. project development. On December 3, 2015, ReneSola filed an action in the Superior Court of California, County of San Francisco, alleging that Pristine had breached the joint venture agreement, or the Action. Pristine subsequently filed a cross-complaint alleging that we breached the joint venture agreement. On March 25, 2016, we entered into a binding settlement term sheet with Pristine and certain of its affiliates to resolve our dispute, dismiss the Action and transfer 88 MW solar energy projects under development in California, North Carolina, and Minnesota by Pristine and its affiliates to one of our wholly owned subsidiaries in the United States. The transfer was completed on May 31, 2016 and we have become the 100% indirect owner of the 88 MW portfolio of solar energy projects since then.

As of December 31, 2016, our worldwide sales and distribution network was composed of 27 offices, and 50 warehouses.

For our organization structure as of the date of this annual report, see “Item 4. Information on the Company—C. Organizational Structure.”

In January 2008, we and certain selling shareholders completed our initial public offering of 2,000,000 ADSs, representing 20,000,000 of our shares, on the NYSE. In June 2008, we completed a follow-on public offering of 2,070,000 ADSs, representing 20,700,000 of our shares, sold by us and certain selling shareholders. In October 2009, we completed another follow-on public offering of 3,100,000 ADSs, representing 31,000,000 of our shares, sold by us.

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

In September 2013, we completed a registered direct offering of 3,000,000 ADSs, representing 30,000,000 of our shares, and warrants to purchase up to 10,500,000 additional shares, representing 35% of warrant coverage in the offering, at approximate $70 million before exercise of warrants.  The warrants are exercisable immediately and will expire four years from the date of issuance.

In September 2015, our board of directors authorized a share repurchase program under which we may repurchase up to $20 million in aggregate value of our outstanding ADSs within 12 months ending September 2016 on the open market or in privately negotiated transactions. In September 2016, our board decided to extend the share repurchase program for another 12 months ending September 2017. As of December 31, 2016, we repurchased an aggregate of 441,906 ADSs, representing approximately 4,419,060 shares, on the open market for a total cash consideration of $2.3 million. All of such repurchased shares have been canceled as of March 31, 2017.

On November 7, 2016, we received a notice from the NYSE that we did not meet NYSE’s price criteria for continued listing standard because the average closing price of our ADS (prior to the ADS Ratio Change) was less than $1.00 per ADS over a consecutive 30-trading-day period. Under NYSE rules, we have six months following receipt of the notification to regain compliance with the minimum share price requirement. In order to regain compliance, our board of directors authorized the ADS Ratio Change in January 2017. Effective from February 10, 2017, the number of our shares represented by each ADS has been changed from two shares to 10 shares. For our ADS holders, this ADS Ratio Change had the same effect as a one-for-five reverse split. No new shares were issued in connection with the ADS Ratio Change. Our ADSs continue to be traded on the NYSE under the symbol “SOL.” The ADS Ratio Change did not reduce any ADS holder’s percentage ownership interest in us, except for minor adjustments that may result from the treatment of fractional ADSs. Proportionate voting rights and other rights and preferences of the ADS holders were not reduced by the ADS Ratio Change, subject to the treatment of fractional ADSs. On March 1, 2017, we received a notice from the NYSE that we have regained compliance with its continued listing standard as the average closing price of our ADSs was above the minimum requirement of $1.00 per ADS based on a 30-trading-day average.

Our capital expenditures were used primarily to optimize and maintain our Sichuan polysilicon factory, our cell and module manufacturing plant in Yixing, Jiangsu Province, to purchase production equipment, to acquire land-use rights for each of the plants and to build up our solar power product business and solar power projects business. For details of our capital expenditures, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures.”

B.	Business Overview

We are a leading fully-integrated solar project developer and provider of energy-efficient products based in China. Capitalizing on our proprietary technologies, economies of scale, low cost production capabilities, technical innovations and know-how and leveraging our in-house polysilicon, wafer and module manufacturing capabilities, we provide our customers with high quality, cost competitive solar power products and processing services. We provide high quality solar power products to a global network of suppliers and customers, which includes leading global manufacturers of solar wafers, cells and modules and distributors, installers and end users of solar modules.

We have significantly expanded our business scope from being primarily a solar wafer manufacturer to becoming a manufacturer of polysilicon and solar modules. Starting from early 2014, we began to expand into the global energy efficient products and services business and downstream solar power projects in overseas markets. While we remain focused on our retail and residential-oriented business development, we selectively pursue high quality and low-risk solar power project opportunities, especially distributed generation projects, and have been building our new solar portfolio comprised of those projects in the United Kingdom, North America, Japan, and other emerging markets. We believe our vertically integrated model and integrated manufacturing capabilities allow us to ensure the quality of our solar power products and reduce our reliance on the quality assurances of third-party suppliers. Moreover, our vertical integration allows us to gain an early understanding of trends in PV product pricing, better anticipate market conditions and take advantage of market opportunities more quickly and efficiently. We have begun to record revenue from sales of solar power projects since 2015.

We believe we possess one of the largest solar wafer manufacturing facilities in China based on production capacity as of December 31, 2016. As of December 31, 2016, we had an annual wafer manufacturing capacity of approximately 2,800 MW, consisting of a monocrystalline wafer manufacturing capacity of approximately 200 MW and a multicrystalline wafer manufacturing capacity of approximately 2,600 MW. As of December 31, 2016, our in-house module manufacturing capacity was 1.5 GW.

We sell solar wafers primarily to solar cell and module manufacturers globally. In 2016, a significant portion of our wafer sales were made to companies based in Asia, primarily to leading solar cell and module companies in China, South Korea, India and Singapore. The majority of our module sales in 2016 were made to distributors across the globe including distributors in Europe, the United States and the Asia-Pacific region. We have begun to refine our module sales strategy to sell directly to end users in order to enhance our pricing power and increase our profit margin. We believe that one of the most cost-effective and innovative ways to improve module efficiencies is through enhanced wafer technologies, an area where we have historical expertise. In addition, we have continued to focus on implementing various cost reduction programs and have reduced our silicon consumption rate and non-silicon wafer processing costs. In 2014, 2015 and 2016, we shipped 2,878.2 MW, 2,748.8 MW and 2,603.3 MW, respectively, of solar power products.

In the past, we sourced part of our modules from overseas OEM located in various regions including Europe, South Asia and the Asia-Pacific region to allow us to provide a greater volume of solar modules without incurring additional significant capital expenditures. Since 2015, as the cost of OEM became higher than our in-house manufacturing, we have significantly reduced our current overseas OEM module capacity. As of December 31, 2016, we ceased all the overseas module OEM arrangements. We may resume the module OEM arrangements in the future if our module business requires and subject to market conditions. We believe that our globalized structure enables us to quickly adapt to changes in demand as a result of market forces or changes in trade policies. We also believe that continued investment in establishing a global network has attracted new customers and improved industry recognition of our solar products.

In 2016, we completed construction and sold over 800 residential rooftop projects of 5.2 MW in China. In addition, we completed construction of and connected 13 solar power projects totaling 52.8 MW in the United Kingdom and Japan. In 2016, we sold 14 solar power projects totaling 58.2 MW of the generating capacity in Bulgaria, the United Kingdom and Japan, and entered into sales agreements in connection with the sale of two additional utility-scale projects totaling approximately 1.29 MW in the United States. We were operating two utility-scale solar power projects of approximately 15.4 MW in Romania as of December 31, 2016, and record electricity generation revenue from these projects. As of December 31, 2016, we had a pipeline of over 1.3 GW of solar power projects in various stages, including (i) a “shovel-ready” project pipeline in the United States, the United Kingdom, Japan, France, Canada, Turkey, Poland and China with an aggregate capacity of approximately 817.4 MW, and (ii) an early- to mid-stage solar power projects pipeline in the United States, Canada, Spain, Thailand, Poland and China with an aggregate estimated capacity of approximately 557.0 MW. Shovel-ready projects include (i) projects that are overseas and that we have the legal right to develop based on definitive agreements, and (ii) projects in China that have been filed with the NDRC.  We continue to focus on developed markets which are expected to have stable returns and healthy cash flow. For details of our project development pipeline, see “Item 4. Information on the Company—B. Business Overview—Solar Power Project Development.”

Our net revenues decreased from $1,561.5 million in 2014 to $1,282.0 million in 2015 and further decreased to $929.8 million in 2016. We recorded an operating loss of $15.1 million and a net loss of $34.7 million in 2016, compared to an operating income of $29.3 million and a net loss of $5.1 million in 2015 and an operating income of $8.2 million and a net loss of $33.6 million in 2014. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Overview of Financial Results—Net Revenues” for a breakdown of our total revenues by products and by geographic markets.

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

We develop, build and sell solar power projects. While we remain focused on our retail and residential-oriented business development, we selectively pursue high quality and low-risk solar power project opportunities, especially distributed generation projects, and have been building our new solar portfolio comprised of those projects in the United Kingdom, North America, Japan, and other emerging markets.

Manufacturing

We manufacture solar-grade polysilicon, solar wafers, cells and modules.

We believe we operate one of the largest solar wafer manufacturing facilities in China based on production capacity. As of December 31, 2016, we had an annual wafer manufacturing capacity of approximately 2,800 MW, consisting of a monocrystalline wafer manufacturing capacity of approximately 200 MW and a multicrystalline wafer manufacturing capacity of approximately 2,600 MW. Our annual wafer manufacturing capacity as of December 31, 2016 increased from the 2,400 MW annual wafer manufacturing capacity as of December 31, 2015 through our technology improvement. We plan to further expand our annual wafer manufacturing capacity in 2017 through technology improvement.

Our cell manufacturing facilities are located in Jiashan, China, and have an annual manufacturing capacity of 240 MW. Our module manufacturing facilities are located in Yixing, China, and have an annual manufacturing capacity of 1,500 MW. Since 2015, as the cost of OEM became higher than our in-house manufacturing, we have significantly reduced our current overseas OEM module capacity. As of December 31, 2016, we ceased all the overseas module OEM arrangements.

Our polysilicon manufacturing facility is located in Meishan, Sichuan Province, and has an annual manufacturing capacity of 6,000 metric tons.

While the solar sector remains highly competitive, we believe that our continuing investments in new technologies will support our longer-term goals.

The following table sets forth the manufacturing capacities of our facilities.

Manufacturing Facilities	Annual Manufacturing Capacity as of December 31, 2014(1)	Annual Manufacturing Capacity as of December 31, 2015(2)	Annual Manufacturing Capacity as of December 31, 2016(3)	Expected Manufacturing Capacity as of December 31, 2017(3)
Wafer	2,000 MW	2,400 MW	2,800 MW	3,000 MW
—Monocrystalline Wafers	200 MW	200 MW	200 MW	200 MW
—Multicrystalline Wafers	1,800 MW	2,200 MW	2,600 MW	2,800 MW
Cell	240 MW	240 MW	240 MW	240 MW
Module	1,200 MW	1,200 MW	1,500 MW	1,800 MW
Polysilicon	6,000 metric tons	6,000 metric tons	6,000 metric tons	6,000 metric tons

(1)	Calculated based on the adjusted methodology effective January 1, 2014, which is based on an efficiency rate of 19.2% for monocrystalline wafers and 17.8% for multicrystalline wafers.

(2)	Calculated based on the adjusted methodology effective January 1, 2015, which is based on an efficiency rate of 19.5% for monocrystalline wafers and 18.35% for multicrystalline wafers.

(3)	Calculated based on the adjusted methodology effective January 1, 2016, which is based on an efficiency rate of 21.1% for monocrystalline wafers and 18.6% for multicrystalline wafers.

We selectively use automation to enhance the quality and consistency of our finished products and improve efficiency in our manufacturing processes. All of our current monocrystalline furnaces were purchased from Chinese and Chinese-foreign joint venture solar power equipment suppliers in order to lower our equipment procurement, transportation and installation costs. Most of our multicrystalline furnaces, all of our current squaring machines and our other major equipment are sourced from overseas.

We collaborate with domestic equipment makers in China to develop customized multicrystalline furnaces. We devise new methods to increase the capacity of our existing multicrystalline furnaces. Our new multicrystalline furnaces require substantially less capital expenditure than imported furnaces and offer improved production efficiency and lower electricity consumption.

Our manufacturing capacities comprise the following:

•	polysilicon production;

•	ingot production;

•	wafer slicing;

•	cell manufacturing; and

•	module manufacturing.

Polysilicon Production

We use the modified Siemens process to produce polysilicon. Our manufacturing process is able to recover and recycle exhaust gases throughout the process in our closed-loop manufacturing system. In our polysilicon production facility, we use a hydrochlorination process which requires less power consumption compared to the TCS production and thermal hydrogenation process.

Our polysilicon production facility currently has an annual polysilicon manufacturing capacity of 6,000 metric tons. Our in-house polysilicon production is cost-efficient as compared to the prevailing market price of polysilicon, which we believe will help our overall profitability. As of December 31, 2016, our polysilicon production facility was running at full capacity and helped to contribute positively to our cash flows in 2016. While the solar sector remains highly competitive, we believe that our continuing investments in new technologies will support our longer-term goals.

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

Solar Power Project Development

We develop, build, operate and sell solar power projects. Our solar power project development activities have expanded through organic growth starting from 2011. We began to record revenue from sales of solar power projects in 2015. We were operating two utility-scale solar power projects of approximately 15.4 MW in Romania as of December 31, 2016, and recorded electricity generation revenue from these projects.

In 2016, we completed construction and sold over 800 residential rooftop projects of 5.2 MW in China. In addition, we completed construction of and connected 13 solar power projects totaling 52.8 MW in the United Kingdom and Japan. We sold 14 solar power projects totaling 58.2 MW of the generating capacity in Bulgaria, the United Kingdom and Japan, and entered into sales agreements in connection with the sale of two additional utility-scale projects totaling approximately 1.29 MW in the United States.

Our solar power projects pipeline includes early- to mid-stage projects pipeline and “shovel-ready” projects pipeline.  Due to different processes of developing projects in various regions, our early- to mid-stage projects pipeline refers to projects that we have internally approved to commit operational or financial resources to develop, including projects that we have conducted internal studies and are bidding for, that we are developing the financing plans, or working to obtain external approval or permits for such projects, or that we have agreed on preliminary terms or entered into memorandum of understandings. Shovel-ready projects include (i) projects that are overseas and that we have the legal right to develop based on definitive agreements, and (ii) projects in China that have been filed with the NDRC.

As of December 31, 2016, we had a pipeline of over 1.3 GW of solar power projects in various stages, including (i) a “shovel-ready” project pipeline in the United States, the United Kingdom, Japan, France, Canada, Turkey, Poland and China with an aggregate capacity of approximately 817.4 MW, and (ii) an early- to mid-stage solar power projects pipeline in the United States, Canada, Spain, Thailand, Poland and China with an aggregate estimated capacity of approximately 557.0 MW.

The following table sets forth the information of all of our projects and “shovel-ready” pipeline as of December 31, 2016 (excluding sold projects):

Project Location	Total Capacity (MW)	Status
United States	176.9	108.9 MW in shovel-ready stage and 68.0 MW in early stage

Japan	17.5	17.5 MW in shovel-ready stage

France	37.1	37.1 MW in shovel-ready stage

Canada	19.7	8.9 MW in shovel-ready stage and 10.8 MW in early stage

Turkey	116.0	116.0 MW in shovel-ready stage(1)

United Kingdom	14.3	14.3 MW in shovel-ready stage

Spain	90.3	90.3 MW in early stage

Thailand	115.0	115.0 MW in early stage

Poland	90.0	13.0 MW in shovel-ready stage and 77.0 MW in early stage

China	697.6	501.7 MW in shovel-ready stage and 195.9 MW in early stage

(1)	Upon the commencement of operation, these projects will be transferred into a joint venture, in which we are expected to hold 50% of the equity interest.

As of December 31, 2016, we also had an early- to mid-stage wind power project pipeline of approximately 20 MW in Poland.

Raw Materials

The key raw material for our wafer manufacturing is polysilicon. Currently, we use polysilicon as primary feedstock to produce solar wafers. In 2016, polysilicon accounted for approximately 51.3% of our wafer production cost. We procure our raw materials from diversified sources. In 2016, purchases from international suppliers, domestic suppliers and our subsidiary, Sichuan ReneSola, accounted for approximately 41.9%, 15.5% and 42.5%, respectively, of our total polysilicon purchases. Other raw materials include crucibles, slurry, wires, glass and ethyl vinyl acetate, or EVA, film, which we procure primarily from domestic and international suppliers. For the volatility of raw material prices, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Volatility in polysilicon prices and changes in supply and demand for solar power products may give rise to disputes between us and our suppliers or customers, which may have a material adverse effect on our business and results of operations.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Volatility in the prices of, and any failure to secure the supply of, other raw materials may have a material adverse effect on our business and results of operations.”

Our top five external suppliers of polysilicon, excluding those for processing services, collectively accounted for 32.1% of our total polysilicon purchases in 2016. In September 2010, we entered into a long-term supply contract for polysilicon with a Korean supplier for an initial term of five years ended December 31, 2015. In December 2015, we extended this contract for another two years ending December 31, 2017. We are required to purchase approximately $28.8 million of polysilicon over the next year. The price is subject to adjustment to reflect the prevailing market price at the transaction dates. We made advance payments to suppliers under the polysilicon purchasing agreements. As of December 31, 2016, the outstanding advance payments in connection with our procurement agreements amounted to approximately $14.9 million. Except for the long-term supply contract extended in December 2015, we did not enter into any other long-term contracts with suppliers between 2014 and 2016. In addition, due to the fluctuation of the market price of polysilicon, short-term supply contracts are signed on a monthly basis.

We complement our existing long-term and short-term polysilicon purchase agreements with in-house manufacturing capacity provided by our polysilicon manufacturing facility in Meishan, Sichuan Province. Our polysilicon production facility currently has an annual polysilicon manufacturing capacity of 6,000 metric tons.

Sales and Customers

We have established a number of long-term relationships with several key players in the solar power industry and will continue to both strengthen our existing customer relationships and cultivate new relationships. Our current customers include some of the leading global manufacturers of solar cells and solar modules. We have been expanding our customer base beyond China and, as of December 31, 2016, sold more than 46.8% of our products, in terms of sales revenue, in overseas markets (outside of China, Taiwan and Hong Kong), such as India, Japan, Europe and the United States. We have wide-spread sales channels across different continents including sales offices in Germany, the United Kingdom, the United States, Japan, India, Australia, South Africa, Panama and other countries or regions, which provide our customers with local and easily accessible support. In 2016, we further strengthened our market leadership in India and Japan. Our revenue derived from sales into India was $117.2 million for the year ended December 31, 2016. We also established subsidiaries and branch offices in Japan, and our revenue derived from sales into Japan was approximately $80.6 million for the year ended December 31, 2016. We believe that our reputation for quality and reliability and our added capabilities in solar cells and solar modules will enable us to gain market share and capture new growth opportunities in the solar power industry.

We offer our customers after-sales support services such as monthly performance checks on our products. Our research and development, technical management and quality control teams work closely with our customers’ counterparties to address our customers’ requirements.

As of December 31, 2016, we had a one-year backlog of 247.4 MW contracts for delivery in 2017.

Wafer Sales

In 2014, 2015 and 2016, we decreased our wafer shipment because we used most of our wafer output for our own module manufacturing to support our business strategy to become an integrated module provider

We derived 76.9%, 89.0% and 93.0% of our external wafer sales from customers in China (including Hong Kong) in 2014, 2015 and 2016, respectively. In 2014, our top five wafer customers accounted for approximately 53.7% of our wafer sales and 6.3% of our net revenues, and our largest wafer customer accounted for approximately 16.5% of our wafer sales and 1.9% of our net revenues. In 2015, our top five wafer customers accounted for approximately 49.5% of our wafer sales and 7.6% of our net revenues, and our largest wafer customer accounted for approximately 17.1% of our wafer sales and 2.6% of our net revenues. In 2016, our top five wafer customers accounted for approximately 39.2% of our wafer sales and 9.4% of our net revenues, and our largest wafer customer accounted for approximately 12.3% of our wafer sales and 3.0% of our net revenues.

Most of our current wafer sales, particularly our sales to major customers, are made under purchase orders based on the spot market rates. The pricing terms and volumes can be subject to renegotiation in situations where there is substantial market volatility. We typically enter into short-term sales contracts with our customers and long-term framework contracts, which provide for variable pricing and volume terms.

In the past, we entered into several long-term sales contracts with our customers. For example, in June 2008, we entered into an agreement with a global solar power company for the supply of approximately 1.5 GW of wafers over an eight-and-a-half-year period beginning in July 2008. In June 2010, we entered into an agreement with a leading solar cell manufacturer to provide approximately 293 MW of multicrystalline wafers from July 2010 to December 2013 and approximately 141 MW of monocrystalline wafers from October 2010 to December 2013. As of December 31, 2016, all of our long-term sales contracts had expired. In 2014, 2015 and 2016, due to the volatility of polysilicon prices and worldwide oversupply of solar power products, we did not enter into new long-term wafer contracts or wafer processing arrangements with customers. Going forward, we will mainly enter into spot orders, short-term contracts with terms of less than one year and framework agreements with our wafer customers. The prices set forth in the orders, contracts, and framework agreements will be based on the then market prices and trends in order to minimize the pricing risks.

Module Sales

Our module shipments were 2.0 GW, 1.6 GW and 1.2 GW in 2014, 2015 and 2016, respectively. We sell our modules primarily to distributors and power plant developers. The type of customers we focus on depends largely on the demand in the specific markets. In 2014, our top five module customers accounted for 28.9% of our module sales and 24.2% of our net revenues, and our largest module customer accounted for approximately 9.3% of our module sales and 7.8% of our net revenues. In 2015, our top five module customers accounted for 31.6% of our module sales and 22.7% of our net revenues, and our largest module customer accounted for approximately 15.8% of our module sales and 11.3% of our net revenues. In 2016, our top five module customers accounted for 24.6% of our module sales and 14.5% of our net revenues, and our largest module customer accounted for approximately 9.4% of our module sales and 5.6% of our net revenues.

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

Solar Power Projects

We selectively pursue high quality and low-risk solar power project opportunities, especially distributed generation projects, and have been building our new solar portfolio comprised of those projects in the United Kingdom, North America, Japan and other emerging markets.

We began to sell solar power projects and recognize revenue from sales of solar power projects in a new separate business segment in 2015. In 2016, we sold over 800 residential rooftop projects of 5.2 MW in China. In addition, we sold 14 solar power projects totaling 58.2 MW of the generating capacity in Bulgaria, the United Kingdom and Japan, and entered into sales agreements in connection with the sale of two additional utility-scale projects totaling approximately 1.29 MW in the United States. Our revenues from the solar power projects segment accounted for 9.2% of our total net revenues in 2016.

Quality Control

We implement our quality control system at each stage of our manufacturing process, from raw materials procurement to production and delivery, in order to ensure consistent quality for our products. We conduct systematic inspections of incoming raw materials, ranging from silicon raw materials to various consumables, such as crucibles, steel wires and silicon carbon powder. We have formulated and adopted guidelines for recycling reclaimable silicon, ingot production and wafer slicing, and continue to develop and improve our inspection measures and standards. Prior to packaging, we conduct a final quality check to ensure that our solar wafers and solar modules meet all our internal standards and customers’ specifications. We received ISO 9001:2008 certification, valid until September 2018, for our quality assurance system for production, which we believe demonstrates our technological capabilities and instills customer confidence.

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

We also obtained Conformite Europeenne certificates for three categories of our LED products across Europe and Africa, including bulbs, indoor lighting and outdoor lighting. We currently have approximately 700 models of LED products and have obtained certifications, such as Underwriters Laboratories certificates, DLC certificates, and Energy Star certificates for North America, CUL certificates for Canada, TUV-CE certificates for the EU, TUV-CB certificates for IECEE member countries, SAA & RCM certificates for Australia, TISI certificates for Thailand, BIS certificates for India, PSE certificates for Japan, EMC energy efficiency certificates and NOM certificates for Mexico, to indicate that our LED models hold and maintain local electrical safety certificates and comply with the applicable requirements. We expect to obtain additional certification for our various LED products across these regions, as well as certification for other markets, such as Indonesia and South Africa.

•	In the first half of 2013, our microinverter, Micro Replus™, which is most suitable for residential use, obtained certification in the United States, Canada, Australia, New Zealand, Germany, Denmark and the United Kingdom, Belgium, Spain, Greece, Czech, Finland, Norway, Portugal, Holland and France. The certifications include UL1741, IEEE 1547, FCC for the United States; CSA for Canada; AS 4777 for Australia & New Zealand; VDE 4105 for Germany; VDE 0126 for Denmark; G83 for the United Kingdom. The certification will be renewed annually. Our second-generation micro-inverter, Micro-Replus II, also received Electrical Testing Laboratories certification in the United States in 2014.

•	In July 2013, we were upgraded to “Tier 1” status on the BNEF PV Module Maker Tier System, which was developed to differentiate the hundreds of manufacturers of solar modules in the market. A module manufacturer is qualified for the “Tier 1” status if it provides products to three different projects with non-recourse financing by three different banks in the past two years, respectively. In the same month, we were also awarded one of the highest credit ratings by China Export & Credit Insurance Corporation, or Sinosure, the largest and only state-owned insurer in China that provides credit insurance for the export of high value-added goods. We benefit from the acknowledgement from BNEF and Sinosure’s rating, as major PV project developers, engineering, procurement and construction contractors and financing credit providers rely on such BNEF report and Sinosure’s rating;

•	In 2014, we were awarded a “TOP BRAND PV” seal in Belgium, the Netherlands, and Luxembourg by EuPD Research, the leading market intelligence company in the sustainable business sector and an independent brand management appraiser of module manufacturers in Germany, Italy, the United Kingdom, Benelux, and France; and

•	In 2014, Solar Insurance & Finance, an international and independent insurance broker specializing in insurance for PV installations, certified our modules based on our positive audit, involving relevant technical, financial, environmental, and labor considerations; furthermore, our modules achieved top performance rankings on PV Evolution Labs’ “PV Module Reliability Scorecard” for 2014 in four testing categories: Dynamic Mechanical Load, Damp Heat, Potential Induced Degradation, and Humidity-Freeze, which are series of reliability tests conducted by PV Evolution Labs.

•	In 2015, our PV testing laboratory in Jiangsu, China achieved Witness Testing Data Program certification from Underwriters Laboratories (UL), a globally renowned and independent safety science company.

•	In 2015, our PV products obtained the Brazil INMETRO Certificate, which certifies that our products meet the Brazil standards and other technical requirements and allows our products to be coupled with the mandatory INMETRO mark and enter the Brazilian market. We also obtained the Mexico FIDE certificate issued by the Mexico energy conservation promotion foundation to allow us access to the Mexico market.

•	In 2015, our PV products obtained the double glass, 3BB, 4BB Polysilicon and Multisilicon Certificates from TUV Rheinland. This certificate is based on the IEC61215 and IEC61703 standards and mainly recognized in the European market.

•	In 2015, we also obtained Salt Mist Level 6 certificate issued by TUV Rheinland, which certifies the performance of our PV products to resist corrosion of salt fog, and the Ammonia Certificate issued by TUV Rheinland, which certifies the performance of our PV products in agricultural areas, especially livestock farms which are likely to produce high concentrations of ammonia.

•	In 2016, we obtained 1,500 VDC certificate issued by TUV Rheinland, which certifies the performance of our PV products may be used in PV plants at a maximum system voltage of up to 1,500 VDC.

•	In 2016, we obtained Solar Product Certificate from China Quality Certification Centre for our monocrystalline silicon PV products. This is a certificate mainly recognized in China, relating to the Top Runner Program.

•	In 2016, we obtained UL Certificate for our PV modules, certifying that our PV products meet the safety standard for Flat-Plate PV modules and panels.

•	In 2016, our PV products met the eligibility requirements for the Distributed Renewable Resources Generation Program initiated by the Electricity and Water Authority in Shams Dubai.

As of December 31, 2016, we had a dedicated team of 382 employees overseeing our quality control processes that work collaboratively with our sales team to provide customer support and after-sale services. As an important part of the quality control process, we gather customer feedback for our products and address customer concerns in a timely manner.

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

The number of solar product manufacturers has rapidly increased due to the growth of actual and forecasted demand for solar power products and the relatively low barriers to entry. The prices of solar power products have been volatile in recent years due to the unstable supply of solar power products. Even though demand has gradually increased and the average price has increased and stabilized since the beginning of 2013, the industry may still be oversupplied throughout the solar value chain in the near future. Moreover, the solar industry is expected to continue to be highly competitive. Increased production efficiencies and improved technologies may further reduce costs of polysilicon and other silicon raw materials, which have already declined significantly over the past few years. Potential further expansion of manufacturing capacity in the future by us or by our competitors and potential new entrants into the market, given the relatively low barriers to entry, may result in continued excess capacity in the industry.

We may also face competition from new entrants to the solar market, including those that offer more advanced technological solutions or that have greater financial resources, such as semiconductor manufacturers, several of which have announced their intention to start production of solar cells and modules. A significant number of our competitors are developing or currently producing products based on PV technologies which may be believed to be more advanced, including amorphous silicon, string ribbon and nanotechnology, which may eventually offer cost advantages over the crystalline polysilicon technologies currently used by us. A widespread adoption of any of these technologies could result in a rapid decline in demand for our products and a resulting decrease in our revenues if we fail to adopt such technologies. In addition, similar to us, some of our competitors have become, or are becoming, vertically integrated in the PV industry value chain by acquiring or developing capabilities ranging from silicon ingot manufacturing to PV system sales and installation. This could further erode our competitive advantage as a vertically integrated PV product manufacturer. In addition, our competitors may also enter into the polysilicon manufacturing business, which may provide them with cost advantages. The entire PV industry also faces competition from conventional energy and non-solar renewable energy providers.

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

Insurance

We maintain property insurance policies, including property all risk insurance and machinery breakdown insurance, with insurance companies covering our assets, equipment, facilities, buildings and building improvements. These insurance policies cover losses due to fire, explosion, flood and a wide range of other natural disasters. We also maintain commercial general liability insurance, including product liability insurance coverage for our products manufactured in China, performance guarantee insurance with insurance companies covering half of ReneSola brand solar products, transportation insurance to cover the transportation risk for our finished products, and credit sale insurance with Sinosure and Euler Hermes to protect our credit sales all over the world, as well as quality insurance, accident insurance and construction insurance. We do not maintain any insurance for business interruption. We maintain key-man life insurance for our executive officers, and director and officer liability insurance for our directors and executive officers. We consider our insurance coverage to be in line with other manufacturing companies of similar size in China. However, significant damage to any of our manufacturing facilities, whether as a result of fire or other causes, could have a material adverse effect on our results of operation. We paid an aggregate of approximately $2.03 million in insurance premiums in 2016.

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

On July 24, 2011, the NDRC issued the Notice re Improvement of On-grid Pricing Policy for Solar Photovoltaics, in which, among other things, the NDRC adopted the following nationwide unified on-grid pricing scheme for non-bidding PV projects: (i) for projects which are approved before July 1, 2011, completed before December 31, 2011 and the price of which has not been approved by the NDRC, the pre-tax on-grid price shall be RMB1.15 per kilowatt-hour, or kwh; (ii) for projects which are approved after July 1, 2011, and for projects which are approved before July 1, 2011 but not completed as to December 31, 2011, the pre-tax on-grid price shall be RMB1/kwh, except for Tibet, the pre-tax price shall be RMB1.15/kwh. The NDRC may adjust such on-grid pricing scheme based on cost variations, technology development and other relevant factors.

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

On August 26, 2013, the NDRC issued the Notice re Leveraging the Price to Promote the Health Development of the Photovoltaic Industry, in which, among other things, the NDRC adopted the following measures: (i) the country was divided into three solar resources districts, in which the feed-in-tariff is separately RMB0.90/kwh, RMB0.95/kwh and RMB1.00/kwh; (ii) for distribution-grid-connected projects, the electricity subsidy standard is RMB0.42/kwh; (iii) the execution period for the aforesaid policies shall last, in principle, for 20 years; (iv) the aforesaid regional feed-in-tariff policy shall apply to the PV power stations those were filed or approved after September 1, 2013 and those were filed or approved prior to September 1, 2013 but were put into operation after January 1, 2014, and the electricity subsidy standard shall apply to the distribution-grid-connected projects that are excluded from the central government investment subsidies. On December 26, 2016, the NDRC issued the Notice to adjust the feed-in tariff to RMB0.65/kwh, RMB0.75/kwh, RMB0.85/kwh, respectively, for three solar resources districts. For the distribution-grid-connected projects, the subsidy standard remains the same.

On September 23, 2013, the PRC Ministry of Finance and the PRC State Administration of Taxation jointly issued the Notice on the Value-added Tax Policy for PV Power Generation, which provides 50% of the value-added tax paid by taxpayers in connection with sales of self-produced electrical products generated by solar energy will be immediately refunded to the taxpayers when the value-add tax is collected. This VAT refund policy was effective from October 1, 2013 through December 31, 2015. On July 25, 2016, the PRC Ministry of Finance and the PRC State Administration of Taxation jointly issued the Notice on Continuation of Implementation of the Value-added Tax Policy for PV Power Generation, which provides that the 50% of VAT refund policy will continue to be effective from January 1, 2016 through December 31, 2018.

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

On September 2, 2014, the PRC National Energy Commission issued the Notice on Further Implementing Relevant Policies of Distributed Photovoltaic Power Generation, requiring relevant government authorities to continue to highly value the development of distributed photovoltaic, or PV power, further improve the quality of PV power projects, and put forward various measures to develop the PV application market and regulate the industrial development in the PV industry.

On October 9, 2014, the PRC National Energy Commission issued the Notice on Further Optimizing Operation Management of Photovoltaic Power Stations, requiring relevant government authorities to continue to highly value the construction of PV power stations, and put forward various measures to regulate the operation of on-grid and grid-tied electricity generation projects. Also, the Notice encourages local government authorities to guide and coordinate the construction of rooftop PV power systems by building owners or specialized enterprises, coordinate the connection of the systems to the power grid, enter projects on file and perform project management duties.

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

On April 20, 2015, the PRC National Energy Commission and the State Administration of Work Safety jointly issued the Standard for Safety Production of Photovoltaic Power Enterprises, which mainly defines standardized PV power generation project, and provides for standards and requirements for PV power generation enterprises with respect to their production goals, organization and duty, safe production input, safety management system, education and training, production equipment and facilities, operation safety, hidden danger investigation and governance, monitoring of major hazard source, occupational health, emergency rescue and certain other production and operation aspects.

On June 1, 2015, the PRC National Energy Commission, MIIT and Certification and Accreditation Administration of the PRC jointly promulgated the Opinions on Promoting the Application of Advance Photovoltaic Technology Products and Upgrading the Photovoltaic Industry, which emphasizes that the market plays a decisive role in allocating resources and leading the industrial upgrade of PV technology. According to the different stages of the development of PV technology and products, PRC government will adopt differentiated market access standards in supporting advanced technology products to expand the market and accelerating the elimination of outmoded products. It also provides that new PV power generation project shall meet the requirements stipulated in the Standard Conditions for the Photovoltaic Manufacturing Industry (2015 Edition) promulgated by MIIT. For example, the photoelectric conversion efficiency rates of polycrystalline silicon module and single crystal silicon module shall not be less than 15.5% and 16%, respectively.

On December 22, 2015, the NDRC issued the Notice on Improving the Feed-in Tariff Policies for Onshore Wind Power/Photovoltaic Power Generation, which provides the benchmarking feed-in tariff of PV power generation for the year of 2016. NDRC continued to adopt the measures that divided the country into three solar resources districts, of which the feed-in tariffs are RMB0.80/kwh, RMB0.88/kwh and RMB0.98/kwh.

On June 3, 2016, the PRC National Energy Commission issued the Notice on Implementation Plans of Photovoltaic Generation Construction for 2016, which provides that the newly installed capacity plan for PV power systems for the year of 2016 is 18,100 MW. Centralized and distributed PV power generation projects constructed pursuant to the plan are entitled to subsidies from national specialized fund for renewable energy development.

On May 30, 2016, the NDRC and the PRC National Energy Commission jointly issued the Guidance Opinion on Improving Scale Management of Photovoltaic Generation and Implementing Competitive Allocation of Projects, classifying the PV generation projects according to, among others, the type, scale, condition to connect to the grid, the absorption scope and the purpose of facilitating technological progress of such PV generation projects. Except for PV power generation projects meeting certain conditions, other projects shall compete for the annual construction scale quota. Among others, the competition conditions include investment capacity of the enterprises, preparation in progress, the condition to connect to the grid and absorption, and most importantly, the on-grid price.

On March 24, 2016, the NDRC published the Administrative Measures on the Guaranteed Procurement Mechanism of Electricity Generated From Renewable Energy Resources, which split the electricity generated from renewable energy resources into two tranches, i.e., amount guaranteed to be purchased and amount traded in accordance with the market-oriented approach. The amount guaranteed to be purchased will be purchased at feed-in tariff according to certain allocation plans or prioritized contracts with grid companies. As for the amount traded in accordance with the market-oriented approach, the electricity providers can voluntarily enter into contracts with grid companies in the open market.

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

In response to concerns suggesting that emissions of certain gases, commonly referred to as “greenhouse gases” (including carbon dioxide and methane) may be contributing to global climate change, China has indicated that it highly commends and supports the Copenhagen Accord, which endorses the continuation of the Kyoto Protocol. In 2009, China has decided to reduce the intensity of carbon dioxide emissions per unit of gross domestic product by 40% to 45% by 2020, compared with the levels of 2005. This decision may require changes to the current law and policy. Any such changes in environmental laws or regulations may have adverse impact on the manufacture, sale and disposal of solar power products and their raw materials, which may in turn adversely affect us, our suppliers and our customers.

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

The principal regulations governing the distribution of dividends paid by Sino-Foreign equity joint venture enterprises and wholly foreign owned enterprises include:

•	PRC Sino-Foreign Equity Joint Venture Enterprise Law (1979), as amended in 1990, 2001 and 2016;

•	Implementation Rules of the PRC Sino-Foreign Equity Joint Venture Enterprise Law (1983), as amended in 1986, 1987, 2001 and 2014;

•	PRC Wholly Foreign Owned Enterprise Law (1986), as amended in 2000 and 2016; and

•	Implementation Rules of the PRC Wholly Foreign Owned Enterprise Law (1990), as amended in 2001 and 2014.

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

In May 2013, SAFE issued Notice 21, which provides detailed disclosure requirements and examination standards for SAFE registration. Foreign organizations and individuals involved in direct investment activities in China shall be registered with the SAFE branches, including the overseas SPVs established by PRC residents for the purpose of holding domestic or offshore assets or interests. On June 1, 2015, SAFE issued Notice 13, pursuant to which, entities and individuals are required to apply for foreign exchange registration of foreign direct investment and overseas direct investment, with qualified banks, instead of SAFE.

In July 2014, SAFE promulgated Notice 37, which replaced Notice 75 (Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies) promulgated by SAFE in October 2005.

Notice 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, referred to in Notice 37 as a “special purpose vehicle,” for the purpose of holding domestic or offshore assets or interests. Notice 37 further requires amendment to a PRC resident’s registration in the event of any significant changes with respect to the SPV, such as an increase or decrease in the capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a SPV fails to fulfill the required SAFE registration, the PRC subsidiaries of that SPV may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the SPV may be restricted in its ability to contribute additional capital to its PRC subsidiary.

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

On June 16, 2016, SAFE promulgated the Notice on Reforming and Regulating of Settlement of Foreign Exchange of Capital Account, which allows domestic enterprises, including Chinese enterprises and foreign-invested enterprises (excluding financial institutions), to exchange settlement for foreign debts in the form of voluntary exchange settlement. For foreign exchange receipts (including the foreign exchange capital, foreign debts and the repatriated funds raised in the overseas listing) which are allowed to be settled voluntarily, domestic entities may complete foreign exchange settlement formalities with their bank according to their business operation need.

According to these regulations, PRC residents who have established or acquired control of our company are required to register with SAFE in connection with their investments in us.

On December 25, 2006, the People’s Bank of China promulgated the “Measures for Administration of Individual Foreign Exchange.” On January 5, 2007, SAFE promulgated the Implementation Rules of Measures for Administration of Individual Foreign Exchange and as amended on May 29, 2016. On February 15, 2012, SAFE promulgated the Notice on Issues Related to Foreign Exchange Administration in Domestic Individuals’ Participation in Equity Incentive Plans of Companies Listed Abroad, or Notice 7. According to Notice 7, PRC citizens who are granted shares or share options by a company listed on an overseas stock market according to its employee share option plan or share incentive plan are required to register with SAFE or its local counterparts.

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

C.	Organizational Structure

We currently conduct our business through the following significant subsidiaries as of the date of this annual report:

•	ReneSola Zhejiang, which was incorporated in China in August 2003, acquired by us in April 2006 and is currently our principal operating company engaged in wafer manufacturing in China;

•	ReneSola America, which was incorporated in the State of Delaware, the United States in November 2006 to facilitate our procurement of silicon raw materials and product sales in North America;

•	ReneSola Singapore Pte. Ltd., which was incorporated in Singapore in March 2007 to facilitate our polysilicon procurement and product sales outside of China;

•	Sichuan ReneSola, which was incorporated in China in August 2007 to engage in the production of polysilicon;

•	ReneSola Jiangsu, which was incorporated in China in November 2005 and acquired by us in May 2009 to engage in the production of solar cells and modules;

•	Zhejiang ReneSola System Integration Ltd., which was incorporated in China in April 2010 to engage in the production and sale of crucibles, steel wires and silicon carbon powder;

•	ReneSola Deutschland GmbH, which was incorporated in Germany in September 2011 to engage in the sales of modules, cells and wafers, as well as the operation of solar power projects;

•	ReneSola New Energy S.A.R.L, which was incorporated in Luxembourg in March 2012 to engage in trading and investments in solar industry, as well as holding our solar power projects;

•	ReneSola UK Limited, which was incorporated in the United Kingdom in April 2013 to engage in the sales of modules, as well as the operation of solar power projects;

•	ReneSola Investment Management Ltd, which was incorporated in the British Virgin Islands in December 2014 to engage in investments in solar industry, as well as holding our solar power projects; and

•	ReneSola Power, Inc., which was incorporated in the United States in July 2015 to engage in investments in solar industry, as well as holding our solar power projects.

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
Sichuan ReneSola
(PRC)
75%
100%
ReneSola Zhejiang
(PRC)
75%
25%
ReneSola Jiangsu
(PRC)
100%
Zhejiang ReneSola System Integration Ltd.
(PRC)

The diagram above omits the names of subsidiaries that are insignificant to us individually and in the aggregate. For a complete list of our principal subsidiaries as of the date of this annual report, see Exhibit 8.1 to this annual report.

D.	Property, Plants and Equipment

We conduct our research and development and manufacturing of solar wafers at our facilities in Jiashan, Zhejiang Province, where we occupied a site area of approximately 349,479 square meters as of December 31, 2016. On this site, there are manufacturing facilities and office premises occupying an area of approximately 245,835 square meters.

We conduct our research and development and manufacturing of polysilicon at our facilities in Meishan, Sichuan Province, where we occupied a site area of approximately 962,288 square meters as of December 31, 2016.

Our cell and module manufacturing facilities are located at Yixing, Jiangsu Province, where we occupied a site area of approximately 179,500 square meters as of December 31, 2016.

Except as noted otherwise, we own the facilities completed and under construction and the right to use the relevant land for the durations described below. We also include information relating to the capacity of and major equipment at our facilities below. We believe that our existing facilities, together our facilities under construction, are adequate for our operation in 2017.

	Facility	Construction Area (square	Duration of Land	Annual Manufacturing Capacity as of December 31,			Expected Annual Manufacturing Capacity as of December 31,	Major
Products	No.	meters)	Use Right	2014	2015	2016	2017	Equipment
Monocrystalline ingots and wafers	1	23,713	January 2007 to November 2053 (a plot of 22,000 square meters); May 2006 to November 2053 (a plot of 18,000 square meters); and October 2006 to October 2056 (a plot of 23,000 square meters)	200 MW	200 MW	200 MW	200 MW	Monocrystalline furnaces, NTC wire saws
	3	46,000	July 2007 to July 2057
Multicrystalline ingots and wafers	2	27,000	January 2007 to December 2056	1,800 MW	2,200 MW	2,600 MW	2,800 MW	ALD multicrystalline furnaces, TOKYO ROPE multicrystalline furnaces, Zhejiang Jinggong multicrystalline furnaces, HCT wire saws and Meyer Burger wire saws
	4	50,000	May 2008 to April 2058
Polysilicon	5	75,000	August 2008 to August 2058	6,000 metric tons	6,000 metric tons	6,000 metric tons	6,000 metric tons	Deposition reactors, rectifying tower and hydrogenation reactor
Cells	6	42,958	February 2008 to December 2056	240 MW	240 MW	240 MW	240 MW	Cell printing, testing and sorting equipment
Modules				1,200 MW	1,200 MW	1,500 MW	1,800 MW

As of December 31, 2016, short-term borrowings of $390.9 million and long-term borrowings of $28.8 million were secured by property, plant and equipment with carrying amounts of $470.3 million, and prepaid land use rights of $26.5 million. In addition, $292.4 million of borrowings were guaranteed by the personal assets of Mr. Xianshou Li, our chairman and chief executive officer, and his family, as of December 31, 2016, respectively.

Our manufacturing facilities generate noise, waste water, gaseous wastes and other industrial wastes. We believe we are in compliance with present environmental protection requirements in all material respects and have all material environmental permits necessary to conduct our business. For more details, see “—B. Business Overview—Environmental Matters.”

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

Overview

We are a leading fully-integrated solar project developer and provider of energy-efficient products based in China. Capitalizing on our proprietary technologies, economies of scale, low cost production capabilities, technical innovations and know-how and leveraging our in-house polysilicon, wafer and module manufacturing capabilities, we provide our customers with high quality, cost competitive solar power products and processing services. We provide high quality solar power products to a global network of suppliers and customers, which includes leading global manufacturers of solar wafers, cells and modules and distributors, installers and end users of solar modules.

We sell solar wafers primarily to solar cell and module manufacturers globally. In 2016, a significant portion of our wafer sales were made to companies based in Asia, primarily to leading solar cell and module companies in China, South Korea, India and Singapore. The majority of our module sales in 2016 were made to distributors across the globe including distributors in Europe, the United States and the Asia-Pacific region. We have begun to refine our module sales strategy to sell directly to end users in order to enhance our pricing power and increase our profit margin. We believe that one of the most cost-effective and innovative ways to improve module efficiencies is through enhanced wafer technologies, an area where we have historical expertise. In addition, we have continued to focus on implementing various cost reduction programs and have reduced our silicon consumption rate and non-silicon wafer processing costs. In 2014, 2015 and 2016, we shipped 2,878.2 MW, 2,748.8 MW and 2,603.3 MW, respectively, of solar power products.

Starting from early 2014, we began to expand our operations into the the global energy efficient products and services business and downstream solar power projects in overseas markets. While we remain focused on our retail and residential-oriented business development, we selectively pursue high quality and low-risk solar power project opportunities, especially distributed generation projects, and have been building our new solar portfolio comprised of those projects in the United Kingdom, North America, Japan, and other emerging markets. In 2016, we completed construction and sold over 800 residential rooftop projects of 5.2 MW in China. In addition, we completed construction of and connected 13 solar power projects totaling 52.8 MW in the United Kingdom and Japan. We sold 14 solar power projects totaling 58.2 MW of generating capacity in Bulgaria, United Kingdom and Japan, and entered into sales agreements in connection with the sale of two additional utility-scale projects totaling approximately 1.29 MW in the United States. We were operating two utility-scale solar power projects of approximately 15.4 MW in Romania as of December 31, 2016, and record electricity generation revenue from these projects. For details of our project development pipeline, see “Item 4. Information on the Company—B. Business Overview—Solar Power Project Development.”

Our net revenues decreased from $1,561.5 million in 2014 to $1,282.0 million in 2015 and further decreased to $929.8 million in 2016. We recorded an operating loss of $15.1 million and a net loss of $34.7 million in 2016, compared to an operating income of $29.3 million and a net loss of $5.1 million in 2015 and an operating income of $8.2 million and a net loss of $33.6 million in 2014.

Our growth is driven by industry demand for solar power products and power, our ability to win market share from our competitors, our ability to manage our manufacturing capacity and production output, and our ability to improve operational efficiencies. Significant factors that affect the financial performance and results of operations of our solar power products are:

•	imposition of anti-dumping and countervailing orders;

•	industry demand and product pricing;

•	manufacturing capabilities;

•	advancements in process technologies;

•	availability and prices of raw materials;

•	government subsidies and incentives; and

•	solar power project development.

Imposition of Anti-dumping and Countervailing Orders

Trade actions initiated in the United States and other jurisdictions, and the resulting anti-dumping and countervailing duties imposed on solar imports in those jurisdictions have caused disruption in the solar markets, resulted in additional costs to our customers and materially and adversely affected our business. The 2011 and 2013 anti-dumping and countervailing duties investigations in the United States resulted in the imposition of certain tariffs on solar modules with cell components produced in China. The 2012 investigations of anti-dumping and countervailing duties in the European Union resulted in setting a price floor for Chinese-made solar products. In addition, our subsidiaries based in the United Kingdom and Germany, ReneSola UK Limited and ReneSola Deutschland GmbH, have received post-clearance duty demands from the respective customs which required us to pay retrospective anti-dumping duties and countervailing duty associated with certain imports of solar panels. We are vigorously contesting the above two claims, and we are currently unable to estimate the possibility of success or loss from our requests for review and/or appeal.

In the interest of our customers and shareholders, we have discontinued our shipments to the United States of the products subject to the 78.42% dumping cash deposit rate and the 38.43% final countervailing cash deposit rate since March 2014. We believe that such discontinuation of shipments would not have a material adverse impact on our financial results. While we oppose the petition raised against certain products from China, we are well prepared and well positioned to meet this challenge and will continue to support U.S. consumers with our top quality module products that are not the subject of the trade proceedings. Moreover, we terminated the undertaking to sell our PV products at or above the Minimum Import Price since June 2015, and as a result, our export of PV products into the European Union will be imposed anti-dumping duties at a rate of approximately 47.6% going forward. We expect that we can continue to leverage our global presence, and optimize our geographic distribution to our advantage.

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

Our product prices are based on a variety of factors, including polysilicon costs, supply and demand conditions globally, the quality of our products, our pricing strategy, and the terms of our customer contracts, including sales volumes, and the terms on which certain customers supply us with silicon raw materials under buy-and-sell arrangements, taking into account the strength and history of our relationship with said customer. The prices of solar power products have been volatile in recent years due to the unstable supply of solar power products. Moreover, the solar industry is expected to continue to be highly competitive. Increased production efficiencies and improved technologies may further reduce polysilicon costs and other silicon raw materials, which have already declined significantly over the past few years. In 2014, the average selling price throughout the solar value chain continued to stabilize, with module prices decreasing during the second half of the year, mainly as a result of foreign exchanges fluctuations. In 2015, the market price of polysilicon declined from $21 per kilogram to $14 per kilogram, while the average selling price of cell started to rise in the middle of the year, the average selling price of wafer started to rise in the fourth quarter and the average selling price of modules slightly decreased. In 2016, the market price of polysilicon rose from $14 per kilogram to $18 per kilogram in the first half of the year and stayed around the range from $15 per kilogram to $18 per kilogram in the second half of the year. The average selling prices of wafers, cells and modules remained stable in the first half of the year and gradually declined in the second half of the year. We believe the module pricing trends, together with the lowering of costs throughout most of the solar power value chain, will continue and will further improve end-user affordability and increase demand for solar-generated electricity. In order to achieve positive margins, we will need to continue to control and reduce our costs of revenues and operating costs. In addition, fluctuations in exchange rates could affect our net profit margins and could result in foreign exchange losses and operating losses. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Fluctuations in exchange rates may have a material adverse effect on your investment” and “Item 11—Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Risk.”

Wafer Manufacturing Capability Complemented by Polysilicon, Cell and Module Manufacturing Capabilities

We continue to execute our strategy to enhance our competitive platform built on product quality, cost-effective manufacturing capabilities, technology and brand recognition in our solar power product business supported by integrated manufacturing of in-house polysilicon and solar cells. Through reducing costs, better quality control and shortening our production cycle, we capitalize on increasing demand for our high quality products by leveraging and strengthening our core customer relationships to further drive revenue growth. We believe the economies of scale resulting from our increasing manufacturing capacity have enhanced, and will continue to enhance, our cost structure and manufacturing efficiency. We believe our vertically integrated model and integrated manufacturing capabilities allow us to ensure the quality of our solar power products and reduce our reliance on the quality assurances of third-party suppliers. Moreover, our vertical integration allows us to gain an early understanding of trends in PV product pricing, better anticipate market conditions and take advantage of market opportunities more quickly and efficiently. See “Item 4. Information on the Company—B. Business Overview” for the updates on our annual solar wafer manufacturing capacity, our annual cell and module manufacturing capacities and our polysilicon production facility.

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

Availability and Prices of Raw Materials

Polysilicon is the primary raw material used to make crystalline silicon solar wafers, the market price of which may fluctuate as a result of economic conditions and the relative supply and demand for polysilicon. The market price of polysilicon stabilized at around approximately $20 per kilogram in 2014, declined from $21 per kilogram to $14 per kilogram in 2015 and rose from $14 per kilogram to $18 per kilogram in 2016.

We are able to partially mitigate the risk of volatility in the price of polysilicon and its effect on our profit margins through our internal polysilicon production, which, however, also exposes us to the possibility of impairments. We also mitigate the risk by sourcing polysilicon from various sources, including short term contracts, customers under processing services and spot purchases in China and internationally. Our short-term and spot purchase contracts and orders generally reflect the prevailing market prices.

In addition, we secure feedstock from some of our customers and sell solar wafers or ingots to them in return. We also provide some of our customers with wafer processing services. These transactions enhance the utilization rate of our manufacturing capacity, mitigate the risk of raw material price increases and strengthen our strategic partnerships with customers.

Government Subsidies and Incentives

We believe that growth of the solar industry depends largely on the availability and scale of government subsidies and economic incentives. Today, the cost of solar power substantially exceeds the cost of electricity generated from conventional fossil fuels such as coal and natural gas. As a result, national and local governmental bodies in Germany, Spain, Italy, France, North America and Japan, among others, have provided subsidies and economic incentives in the form of feed-in tariffs, rebates, tax credits and other incentives to end-users, distributors, system integrators and manufacturers of solar power products to promote the use of solar energy and to reduce dependence on other forms of energy. These government subsidies and economic incentives, in the form of capital cost rebates, feed-in tariffs, tax credits, net metering and other incentives to end users, distributors, system integrators and manufacturers of solar power products, have been reducing.

The demand for our solar power products, particularly solar modules, in our current, targeted and potential markets is affected significantly by the availability of such government subsidies and economic incentives. A significant reduction in the scope or discontinuation of government subsidies and incentive programs, especially those in our target markets, could cause demand for our solar power products and their prices to decline. The decline of the prices of modules may otherwise benefit our downstream solar power projects by reducing the construction costs, and may in turn alleviate the negative impact to our upstream business. Nevertheless, significant reduction in the scope or discontinuation of government subsidies and incentive programs may still have a material adverse effect on our business, financial condition, results of operations and prospects.

Solar Power Project Development

In 2016, we recognized $83.1 million of net revenues from the sales of our solar power projects, representing approximately 8.9% of our total net revenues. Almost all of these revenues came from the sale of solar power projects developed by us. Our solar power project development activities have expanded over the past several years through a combination of organic growth and acquisition of project development rights. We develop our solar power projects with a view to selling them to third party purchasers. Our ability to identify and engage credit-worthy purchasers timely and to negotiate favorable purchase price and payment terms directly affects our profitability. If we are unable to identify and appropriate buyers in the short term, we may also determine to own and operate some of the projects from time to time and generate revenue by generating and selling electricity to the grid companies. We operate and maintain these projects by our own operation and maintenance team to ensure the uninterrupted generation of electricity and to prolong the usable life of solar modules and other equipment. We expect that our revenues from solar power projects and its importance to our overall business will continue to increase in the following years.

Solar power projects developments involve numerous risks and uncertainties. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We face uncertainties in connection with the implementation of our business strategy to transform our business focus from wafer and module manufacturing to global energy efficient products and services and downstream solar power projects.”

Overview of Financial Results

Net Revenues

Historically, we derived revenue primarily from sales of solar wafers. However, since 2012, our module sales have contributed the majority of our revenues. We have also begun to sell solar power projects and recognize revenue from sale of solar power projects in a separate business segment since 2015. Set forth below is the breakdown of our net revenues by segment in absolute amount and as a percentage of total net revenues for the periods indicated.

	Year Ended December 31,
	2014		2015		2016
	(in thousands, except percentages)
Net revenues
Solar wafers(1)(2)	$223,489	14.3%	$225,633	17.6%	$272,407	29.3%
Solar modules(3)(4)(5)	1,329,268	85.1	940,011	73.3	571,474	61.5
Solar power projects(6)(7)	8,740	0.6	116,387	9.1	85,955	9.2

Total	$1,561,497	100.0%	$1,282,031	100.0%	$929,836	100.0%

(1)	Included approximately $182.5 million, $163.7 million and $223.6 million from sales of solar wafers in the years ended December 31, 2014, 2015 and 2016, respectively.

(2)	Included approximately $41.0 million, $61.9 million and $48.8 million from sales of other materials in the years ended December 31, 2014, 2015 and 2016, respectively.

(3)	Included approximately $1,309.0 million, $920.3 million and $547.3 million from sales of solar modules in the years ended December 31, 2014, 2015 and 2016, respectively.

(4)	Included approximately $12.4 million, $8.3 million and $5.9 million from sales of solar cells in the years ended December 31, 2014, 2015 and 2016, respectively.

(5)	Included approximately $7.8 million, $11.5 million and $18.3 million from service revenue from tolling arrangements with respect to solar modules in the years ended December 31, 2014, 2015 and 2016, respectively.

(6)	Included nil, approximately $110.7 million and $83.1 million from sales of solar power projects for the years ended December 31, 2014, 2015 and 2016, respectively.

(7)	Included approximately $8.7 million, $5.6 million and $2.8 million from sales of electricity generated by our power systems in China for the years ended December 31, 2014, 2015 and 2016, respectively.

Our net revenues derived from product sales are net of VAT, sales returns and exchanges. Factors affecting our net revenues derived from product sales include our unit sales volume and average selling price. In 2014, 2015 and 2016, we continued to shift our business focus towards the higher margin module business by using most of the wafers produced internally. Average selling prices throughout the solar value chain, including but not limited to polysilicon, wafers, cells, and module prices, generally remained stable in 2014, while module prices declined gradually in the second half of 2014 due to foreign exchange fluctuations. In 2015, the market price of polysilicon declined from $21 per kilogram to $14 per kilogram, while the average selling price of cells started to rise in the middle of the year, the average selling price of wafers started to rise in the fourth quarter and the average selling price of modules slightly decreased. In 2016, the market price of polysilicon rose from $14 per kilogram to $18 per kilogram in the first half of the year and stayed around the range from $15 per kilogram to $18 per kilogram in the second half of the year. The average selling prices of wafers, cells and modules remained stable in the first half of the year and gradually declined in the second half of the year.

Most of our current wafer sales, particularly our sales to major wafer customers, are made under purchase orders based on the spot market rates. In 2014, 2015 and 2016, our long-term wafer contracts accounted for approximately 7.9%, 5.9% and 9.9% of our total wafer shipments. Long-term sales contracts typically provide for the sales volume and price of our solar wafers for each year of the contract term and the pricing terms are subject to renegotiation in situations where the market benchmark price for solar wafers changes more than a certain percentage from the contracted price. All of our long-term wafer contracts with our customers expired as of January 2016. Due to the volatility of polysilicon prices and worldwide oversupply of solar power products, we did not enter into any new long-term wafer contracts with our customers in 2014, 2015 and 2016. Our sales contracts typically require our customers to make a prepayment depending on their credit status, market demand and the term of the contracts, with the remaining price to be paid before shipment or within a short period after shipment, depending on the customer’s credit worthiness and historical relationship with us. Our ability to require prepayment from our customers primarily depends on industry demand and supply.

Our module shipments were 2.0 GW, 1.6 GW and 1.2 GW in 2014, 2015 and 2016, respectively. We sell our modules primarily to distributors and power plant developers. Our focus on which type of customers depends largely on the demand in the specific markets. In 2014, our top five module customers accounted for 28.9% of our module sales and 24.2% of our total net revenues, and our largest module customer accounted for approximately 9.3% of our module sales and 7.8% of our total net revenues. In 2015, our top five module customers accounted for 31.6% of our module sales and 22.7% of our net revenues, and our largest module customer accounted for approximately 15.8% of our module sales and 11.3% of our net revenues. In 2016, our top five module customers accounted for 24.6% of our module sales and 14.5% of our net revenues, and our largest module customer accounted for approximately 9.4% of our module sales and 5.6% of our net revenues. We sell our modules through spot orders, short-term contracts with terms of less than one year and framework agreements. The prices for most orders, contracts, and framework agreements are based on the then market prices and trends.

We have begun to sell solar power projects and recognize revenue from sales of solar power projects in a separate business segment since 2015. Our revenues from the sale of solar power projects accounted for 8.6% and 8.9% of our total net revenues in 2015 and 2016, respectively. Revenue recognition for our solar power projects are, in many cases, not linear in nature due to the timing of when all relevant revenue recognition criteria have been met. Our revenue recognition policies for the sales of solar power projects are described in “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies—Revenue Recognition.”

Geographical Distribution

In 2014, 2015 and 2016, a significant portion of our wafer sales were made to companies based in Asia, primarily to leading solar cell and module companies in China, Singapore, South Korea and India.

A majority of our module sales in 2014 and 2015 were made to distributors located in Europe. Solar power manufacturers like us have capitalized on government and regulatory policies for the promotion of solar power in many jurisdictions. In order to continue growing our sales and to reduce our exposure to any particular market segment, we intend to broaden our geographic presence and customer base. In 2016, we successfully expanded our market into China and India, and our module sales were mainly made to distributors therein.

We have begun to record revenue from sales of solar power projects since 2015. In 2015, buyers of our solar power projects are mainly investment funds in the United Kingdom. In 2016, buyers of our solar power projects are mainly investment funds in Luxembourg, the United Kingdom and Switzerland.

The following table sets forth the breakdown of our net revenues by geographic market, in absolute amount and as a percentage of total net revenues, for the periods indicated.

	Year Ended December 31,
	2014		2015		2016
	(in thousands, except percentages)

China	$227,182	14.5%	$264,803	20.7%	$494,364	53.16%
Other Asia Pacific Regions	554,635	35.5	535,853	41.8	245,358	26.39
Asia Pacific Regions Total	781,818	50.1	800,656	62.5	739,722	79.55
Europe	514,252	32.9	331,698	25.9	89,202	9.59
America	170,718	10.9	50,176	3.9	23,507	2.53
South Africa	13,912	0.9	17,069	1.3	5,770	0.62
Others	80,797	5.2	82,432	6.4	71,635	7.71
Total	$1,561,497	100.0%	$1,282,031	100.0%	$929,836	100%

Cost of Revenues

Our cost of revenues consists of costs for:

•	polysilicon raw materials;

•	consumables, including crucibles, steel sawing wires, slurry, glass and EVA film;

•	direct labor costs, including salaries and benefits for our manufacturing personnel;

•	overhead costs, including equipment maintenance and utilities such as electricity and water used in manufacturing;

•	depreciation of manufacturing facilities and equipment;

•	inventory write-down and contractor processing fees;

•	development costs (including interconnection fees and permitting costs) of solar power projects;

•	acquisition costs of solar power projects, if applicable;

•	project management and engineering costs;

•	engineering, procurement, and construction, or EPC, costs (consisting of costs of the components of solar power projects other than solar modules, such as inverters, electrical and mounting hardware, trackers, grid interconnection equipment, wiring and other devices);

•	interest costs capitalized for solar power projects during construction period; and

•	site-specific costs.

All of our costs relating to solar power products businesses decreased in 2014 and 2015 due to our efforts to reduce costs of manufacturing, and continued to decrease in 2016 due to technology improvements. In 2014, the market price for raw materials and the average selling prices of our products remained stable. We recorded an inventory write-down of $0.8 million in 2014. In 2015, the market prices for raw materials decreased, while the average selling prices of our products also decreased. We recorded inventory write-down of $0.6 million in 2015. In 2016, the market price for raw materials increased, but the average selling price of our products deceased due to a decrease in demand as a result of the reduction in government subsidies to our customers. We recorded inventory write-down of $2.0 million in 2016.

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

Gross Margin

Our gross margin is affected by changes in our net revenues and cost of revenues. Our net revenues of our solar power product businesses are determined by the average selling price of our products, as well as the volume of products that we are able to sell. Our cost of revenues of our solar power product businesses is affected by our ability to manage raw material costs and our ability to manage our manufacturing processes efficiently. Our gross margin of solar power project business is affected by the gross margin of each individual solar power project we sell, which is determined by our ability to negotiate the sales price, as well as our ability to effectively control the project acquisition and development costs. Our gross margin increased from 13.4% in 2014 to 14.7% in 2015, primarily due to a decrease in our wafer processing cost and the higher gross margin associated with our solar power project business. Our gross margin decreased from 14.7% in 2015 to 11.8% in 2016, primarily due to a decrease in the average selling price of our wafer and module, and an increase in the polysilicon purchase price.

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

Our sales and marketing expenses decreased in 2015 from 2014, primarily due to a decrease in sales volume of our solar power products. Our sales and marketing expenses decreased in 2016 from 2015, primarily because decrease in sales volume of our solar power products, and the expansion in solar projects. We expect our sales and marketing expenses to remain stable and potentially slightly decrease in the immediate future.

Our module sales typically carry a warranty for minimum power output of up to 25 years following the date of sale. We also provide warranties for our solar modules against defects in materials and workmanship for a period of ten years from the date of sale. We accrued warranty expenses from solar module sales of approximately $13.1 million, $8.8 million and $5.8 million in 2014, 2015 and 2016. Our warranties were calculated based on 1.0% of the current average selling price of our solar modules.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries, bonuses and benefits for our administrative and management personnel, consulting and professional service fees and travel and related costs of our administrative and management personnel. In 2014, 2015 and 2016, we recognized share-based compensation expenses in connection with options granted to certain members of our management team. Our general and administrative expenses decreased in 2015 from 2014, primarily due to our effective expense control measures. Our general and administrative expenses decreased in 2016 from 2015, primarily due to effective expense control measures. We expect our general and administrative expenses to remain stable in the immediate future.

Research and Development Expenses

Research and development expenses primarily relate to equipment and raw materials used in our research and development activities, research and development personnel costs, and other costs related to the design, development, testing and enhancement of our products and processes. In 2014, 2015 and 2016, our research and development expenses were approximately $52.6 million, $43.9 million and $27.3 million, respectively.

We expect our research and development expenses to remain at approximately the same level as that in 2016 in the future as we continue to promote innovations in our processing technologies of manufacturing polysilicon, wafers, cells and modules, as well as ancillary products such as inverters. We plan to continue to focus on improving manufacturing efficiency and reducing our manufacturing costs by enhancing manufacturing yields, which will enable us to deliver higher efficiency products at a lower cost in each segment of our production. In wafer manufacturing, we will continue to focus on improving our Virtus wafers, including improving upon each generation of our Virtus manufacturing technology. In module manufacturing, we will extend our technical know-how in Virtus wafers into manufacturing Virtus modules by using our proprietary Virtus manufacturing technology. We are also exploring new technology in making other types of modules, including glass-glass modules to suit needs in different markets.

Other Operating Income and Expenses

We also recognized other operating income and expenses from the disposal of fixed assets and land use rights, government grants and forfeitures of advances from customers.

Impairment of Long-lived Assets

In 2014 and 2015, we did not recognize any impairment of long-lived assets. In 2016, we recognized impairment losses of certain idled long-lived assets of $4.6 million.

Non-operating Income and Expenses

Our non-operating income and expenses consist primarily of interest income, interest expenses, foreign currency exchange gains or losses, gains on repurchase of convertible notes, gains or losses on derivatives, gain or loss on disposal of subsidiaries, and fair value change of warrant liability.

Our interest income represents interest on our cash balances. Our interest expenses relate primarily to our short-term borrowings from banks, less capitalized interest expenses to the extent they relate to our capital expenditures.

Our foreign currency exchange gain or loss results from our net exchange gains and losses on our monetary assets and liabilities denominated in foreign currencies during the relevant period. Our functional currency is the U.S. dollar. Foreign currency transactions have been translated into the functional currency at the exchange rate prevailing on the date of the transaction. Foreign currency denominated monetary assets and liabilities are translated into our functional currency at exchange rates prevailing on the balance sheet date. Our reporting currency is the U.S. dollar. Assets and liabilities have been translated into our reporting currency using exchange rates prevailing on the balance sheet date. Income statement items have been translated into our reporting currency using the weighted average exchange rate for the relevant periods. Translation adjustments have been reported as comprehensive income. In 2014, 2015 and 2016, we had foreign currency exchange loss of $27.0 million and $2.1 million, and foreign currency exchange gain of $8.9 million, respectively. The significant foreign exchange loss in 2014 was primarily due to the significant rise of the U.S. dollar against the Euro and Japanese yen during the period. The foreign exchange loss in 2015 was primarily due to the depreciation of Renminbi. The foreign exchange gain in 2016 was primarily due to U.S. dollar appreciation against Renminbi.

We recorded gains of $6.1 million, loss of $6.0 million and gain of $4.6 million on derivative instruments from foreign currency forward exchange contracts, in the years ended December 31, 2014, 2015 and 2016, respectively.

We recorded gains on disposal of subsidiaries of $8.3 million, nil, and nil in 2014, 2015 and 2016, respectively.

We recorded gains of $7.0 million, $13.7 million and $0.2 million in 2014, 2015 and 2016, respectively, on the repurchase of our convertible senior notes due to the repurchase price discount.

We recorded a fair value change of warrant liability of $7.5 million, $1.3 million and $0.6 million in 2014, 2015 and 2016, respectively.

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

If it is more likely than not that some or all of the deferred tax assets will not be realized, we will provide for valuation allowances based on available evidence. As of December 31, 2016, our PRC subsidiaries had net operating losses carry forwards of $272.7 million (before deferred tax assets valuation allowance), of which $123.3 million will expire in 2017, $22.4 million will expire in 2018, $60.1 million will expire in 2019, $63.2 million will expire in 2020, and $3.7 million will expire in 2021. ReneSola America had net operating loss carry forwards of $20.4 million, which will expire from 2032 to 2036. ReneSola Deutschland GmbH had net operating loss carry forwards of $18.1 million, which can be offset in future without any time restriction.

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

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible for tax purposes. As a result, we have recognized a valuation allowance against tax loss carry forwards of $145.3 million, $126.6 million and $130.6 million as of December 31, 2014, 2015 and 2016, respectively.

ReneSola Zhejiang is a Foreign Invested Enterprise, or FIE, incorporated in the PRC. The statutory income tax rate in the PRC is 25% starting from 2008.

ReneSola Zhejiang obtained the approval of high-new technology enterprise status in 2009 and renewed the high-new technology enterprise status for 3-year period twice from 2012 to 2017. ReneSola Jiangsu obtained the approval of high-new technology enterprise status for the period from 2015 to 2017. Sichuan ReneSola obtained approval of high-new technology enterprise status for the period from 2015 to 2017. Under the Enterprise Income Tax Law, a high-new technology enterprise is eligible for the 15% reduced enterprise income tax rate. For PRC entities, the qualified research and development expenses incurred by them for development of new technology, new products and new techniques could have a 50% super deduction in addition to the actual expense deductions for PRC enterprise income tax purposes. ReneSola Jiangsu and Sichuan ReneSola are eligible for such super deduction.

In 2016, we had overseas operations in the jurisdiction of the United States, Singapore, Germany, Australia, Japan, India, Luxembourg, Romania, United Kingdom, Italy, France, Spain, South Africa, Croatia, Thailand, Mexico, Turkey, Brazil, Canada, Poland, Panama and Korea. The corporate income tax rates in these jurisdictions range from 10% to 40%.

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

Deferred Project Revenue

Deferred project revenue was nil, $32.4 million and $32.2 million as of December 31, 2014, 2015 and 2016, respectively, and represented customer payments received or customer billings made under the terms of solar power project related sales contracts for which all revenue recognition criteria for real estate transactions have not yet been met. The associated solar power project related costs are included as deferred project costs. We classify such amounts as current or noncurrent depending on when all revenue recognition criteria are expected to be met, consistent with the classification of the associated deferred project costs.

Valuation of Deferred Tax Assets

We periodically evaluate the likelihood of the realization of deferred tax assets, and reduce the carrying amount of these deferred tax assets by a valuation allowance to the extent we believe it is more likely than not that some portion or all of the deferred tax assets will not be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carry forward periods, our experience with operating losses in the China solar power industry, tax planning strategies implemented and other tax planning alternatives. If our operating results are less than currently projected and there is no objectively verifiable evidence to support the realization of our deferred tax asset, additional valuation allowance may be required to further reduce our deferred tax asset. Based on the results of the analysis, we determined that it was more likely than not that certain deferred tax assets would not be realized before the expiration of the carryforward period. A valuation allowance of $130.6 million was established for the year ended December 31, 2016. We still believe that it is more likely than not that the remaining $15.5 million of deferred tax assets will be realized before the carryforward period expires.

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

In order to secure a stable supply of silicon materials and construction materials, we make advance payments to suppliers for raw material supplies and advances for purchases of long-lived assets which are offset against future deliveries. Advances to suppliers for purchases expected within twelve months as of each balance sheet date are recorded as advances to suppliers in current assets and those associated with purchases expected over longer periods of time. Future balances are recorded in non-current advance to suppliers. As of December 31, 2014, 2015 and 2016, advances to suppliers, net, in current assets were $27.5 million, $18.5 million and $14.9 million, respectively, and non-current advance to suppliers for silicon raw material supplies were nil, nil and nil, respectively. Advances for property, plant and equipment, net, are recorded in non-current assets and were $1.8 million, $0.4 million and $0.8 million as of December 31, 2014, 2015 and 2016, respectively. We generally do not require collateral or other security against our advances to suppliers. We perform ongoing credit evaluations on the financial condition of our suppliers as our claims for such prepayments are unsecured, which expose us to the suppliers’ credit risk. As of December 31, 2016, $5.8 million of allowance was provided against the advances to suppliers.

For the years ended December 31, 2014, 2015 and 2016, we made provisions for doubtful receivables, advances to suppliers and advances for purchases of property, plant and equipment in the aggregate amount of $5.7 million, $0.1 million and $2.0 million, respectively.

Warranty Expenses

Our solar modules are typically sold with 25 year warranties against specified declines in the initial minimum power generation capacity at the time of delivery. We also provide warranties for solar modules against defects in materials and workmanship for a period of five or ten years from the date of sale. Warranty cost is accrued at the point the related module revenue is recognized. Due to our limited solar module manufacturing history, we do not have a significant history of warranty claims. Cost of warranties is estimated based on an assessment of our and competitors’ accrual history, industry-standard testing, estimates of failure rates from quality review and other assumptions that are considered to be reasonable under the circumstances. Actual warranty costs are accumulated and charged against accrued warranty liability. To the extent that actual warranty cost differs from the estimates, we will prospectively revise the accrual rate. As such estimates are subjective, we will continue to analyze our claim history and the performance of our products and compare against our competitors, industry data for warranty claims, and other assumptions, such as academic research, to determine whether our accrual is adequate. We have adopted a warranty accrual rate of 1.0% of PV module revenues, based on our assessment of industry norms which also represents our best estimate to date. Should we begin to experience warranty claims differing from our accrual rate, we would prospectively revise the warranty accrual rate. We revised downward the estimated cost to satisfy our outstanding product warranty by approximately $7.8 million for the year ended December 31, 2012, attributable primarily to a decrease in the average selling prices of solar modules, a primary input into the estimated costs of our warranty policy. From the first quarter of 2014, we reclassified warranty expenses from cost of revenues to selling expenses, to better reflect our global OEM business operations and align our accounting policy to industry peers. The reclassifications have been adopted retrospectively and the comparative consolidated income statement amounts for the years ended December 31, 2010 to 2013 have been adjusted accordingly. We adjusted downward the estimated warranty expenses by $3.2 million and $4.4 million to reflect our outstanding product warranty for the years ended December 31, 2015 and 2016, respectively, primarily due to the decrease in average selling price of our solar modules, which is a primary factor for determining the estimated warranty expenses.

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

Project Assets and Deferred Project Costs

Starting from 2012, we began to enter into arrangements to develop commercial solar power systems, or project assets, for sale upon their completion. Project assets consist primarily of costs relating to solar power projects in various stages of development that are capitalized prior to entering into a definitive sales agreement for the solar power project. These costs include certain acquisition costs, land costs and costs for developing and constructing a solar power system. Development costs can include legal, consulting, permitting, and other similar costs. Construction costs can include execution of field construction, installation of solar equipment, and solar modules and related equipment. Interest costs incurred on debt during the construction phase are also capitalized within project assets. We do not depreciate the project assets, when they are considered held for sale. Any revenue generated from a solar power system connected to the grid would be considered incidental revenue and accounted for as a reduction of the capitalized project costs for development. In addition, we present all expenditures related to the development and construction of project assets as a component of cash flows from operating activities.

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

Project assets are classified as current assets on the consolidated balance sheets when the criteria in ASC 360-10-45-9 are met. If not met, we will reclassify them to property, plant and equipment, unless the delay in the period required to complete the sale is caused by events or circumstances beyond our control. In 2014, we reclassified two project assets in Romania to property, plant and equipment. As of December 31, 2016, the carrying value of such property, plant and equipment was $23.2 million.

Deferred project costs represent costs that are capitalized as project assets for arrangements that are accounted for as real estate transactions after we have entered into a definitive sales arrangement, but before the sale is completed or before all criteria to recognize the sale as revenue is met. We classify deferred project costs as noncurrent if all revenue recognition criteria are not expected within the next 12 months. As of December 31, 2015, we entered into a sale transaction for one project asset, which includes contractual provisions which may require us to repurchase the project asset under certain circumstances. The repurchase provisions expire on June 30, 2017. In connection with this transaction, we have classified the project asset as deferred project costs of $16.4 million.

We review project assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. We consider a project commercially viable or recoverable if it is anticipated to be sold for a profit once it is either fully developed or fully constructed. We consider a partially developed or partially constructed project commercially viable or recoverable if the anticipated selling price is higher than the carrying value of the related project assets. We examine a number of factors to determine if the project will be recoverable, the most notable of which include whether there are any changes in environmental, ecological, permitting, market pricing or regulatory conditions that impact the project. Such changes could cause the costs of the project to increase or the selling price of the project to decrease. If a project is not considered recoverable, we impair the respective project assets and adjust the carrying value to the estimated recoverable amount, with the resulting impairment recorded within operations. We did not recognize any impairment losses on project assets for the years ended December 31, 2014, 2015 and 2016, respectively.

Segment Operations

In 2014, we operated in two principal reportable business segments, namely wafer sales segment and cell and module sales segment. Beginning from 2015, we report revenue from sales of solar power projects and generation of electricity as a separate segment. We currently operate our business in three principal reportable business segments:

•	wafer sales segment, which involves the manufacture and sales of monocrystalline and multicrystalline solar wafers and processing services;

•	cell and module sales segment, which involves the manufacture and sales of solar cells and modules; and

•	solar power projects segment, which involves sales of solar power projects, and electricity generation revenue of certain project assets we own and operate which were reported under our other business segment during previous years.

The three segments are evaluated regularly by our chief executive officer to decide how to allocate resources and to assess performance. We do not allocate operating expenses by segment.

We began selling solar modules in June 2009 after our acquisition of ReneSola Jiangsu. ReneSola Jiangsu began its cell manufacturing in October 2008 and module manufacturing in November 2005. As of December 31, 2016, ReneSola Jiangsu had an annual cell manufacturing capacity of 240 MW and an annual module manufacturing capacity of 1,500 MW. Although sales from our wafer segment have been our dominant business since the end of 2011, we have shifted our focus to the module segment and in 2014 transformed our business so that we now primarily produce modules. In addition, beginning from 2015, in line with our expansion into downstream solar power projects businesses, we have recognized revenue from sales of solar power projects. See “—Results of Operations” for a discussion of period-to-period comparisons between the segments.

Results of Operations

The following table sets forth a summary, for the periods indicated, of our consolidated results of operations with each item expressed as a percentage of our total net revenues, except for the percentages of gross margin which represent the gross margin of each segment or our overall gross margin, as applicable.

	For the Year Ended December 31,
	2014		2015		2016
	(in thousands, except percentages)
Net revenues
Solar wafers(1)(2)	$223,489	14.3%	$225,633	17.6%	$272,407	29.3%
Solar modules(3)(4)	1,329,268	85.1	940,011	73.3	571,474	61.5
Solar power projects(5)(6)	8,740	0.6	116,387	9.1	85,955	9.2
Total	1,561,497	100.0	1,282,031	100.0	929,836	100.0
Cost of revenues
Solar wafers(7)	(201,006)	(12.9)	(198,584)	(15.5)	(243,299)	(26.2)
Solar modules(8)	(1,146,392)	(73.4)	(802,295)	(62.6)	(498,568)	(53.6)
Solar power projects	(4,819)	(0.3)	(93,278)	(7.3)	(78,473)	(8.4)
Total	(1,352,214)	(86.6)	(1,094,157)	(85.3)	(820,340)	(88.2)
Gross profit and gross margin
Solar wafers	22,483	10.1	27,049	12.0	29,108	10.7
Solar modules	182,876	13.8	137,716	14.7	72,906	12.8
Solar power projects	3,924	44.9	23,109	19.9	7,482	8.7
Total	209,283	13.4	187,874	14.7	109,496	11.8
Operating (expenses) income:
Sales and marketing	(93,067)	(6.0)	(72,295)	(5.6)	(47,464)	(5.1)
General and administrative	(67,294)	(4.3)	(59,290)	(4.6)	(51,459)	(5.5)
Research and development	(52,575)	(3.4)	(43,905)	(3.4)	(27,287)	(2.9)
Other operating income	11,870	0.8	16,920	1.3	6,266	0.7
Impairment of long-lived assets	—	—	—	—	(4,625)	(0.5)
Total operating expenses	(201,066)	(12.9)	(158,570)	(12.4)	(124,569)	(13.4)
Income (loss) from operations	8,217	0.5	29,304	2.3	(15,073)	(1.6)
Non-operating income (expenses):
Interest income	5,010	0.3	2,875	0.2	2,353	0.3
Interest expense	(49,016)	(3.1)	(43,418)	(3.4)	(33,940)	(3.7)
Foreign exchange (losses) gains	(27,009)	(1.7)	(2,137)	(0.2)	8,873	1.0
Gains (losses) on derivatives, net	6,058	0.4	(6,031)	(0.5)	4,592	0.5
Gains on repurchase of convertible notes	7,048	0.4	13,693	1.1	212	0.0
Fair value change of warrant liability	7,455	0.5	1,313	0.1	578	0.1
Gain on disposal of subsidiaries	8,253	0.5	—	—	—	—
Total non-operating expenses	(42,201)	(2.7)	(33,705)	(2.6)	(17,332)	(1.9)
Loss before income tax, non-controlling interests	(33,984)	(2.2)	(4,401)	(0.3)	(32,405)	(3.5)
Income tax benefit (expense)	350	— *	(674)	(0.1)	(2,293)	(0.2)
Net loss	(33,634)	(2.2)	(5,075)	(0.4)	(34,698)	(3.7)
Net loss attributable to non-controlling interests	(4)	— *	—	—	—	—
Net loss attributable to holders of ordinary shares	$(33,630)	(2.2)%	$(5,075)	(0.4)%	$(34,698)	(3.7)

*	Less than 0.1%.

(1)	Includes $41.0 million, $61.9 million and $48.8 million from sales of other materials in the years ended December 31, 2014, 2015 and 2016, respectively.

(2)	Includes approximately $2.9 million, $0.05 million and $0.03 million of net revenues in our solar wafer segment from products sold to related parties in 2014, 2015 and 2016, respectively. Net revenues in our solar wafer segment from products sold to related parties accounted for 0.2%, 0.003% and 0.003% of our total net revenues in 2014, 2015 and 2016, respectively.

(3)	Includes approximately $12.4 million, $8.3 million and $5.9 million from sales of solar cells in the years ended December 31, 2014, 2015 and 2016, respectively. For the years ended December 31, 2014, 2015 and 2016, the net revenues from solar modules also included approximately $7.8 million, $11.5 million and $18.3 million, respectively, from service revenue from tolling arrangements with respect to solar modules.

(4)	Includes nil, nil and approximately $40.14 million of net revenues in our solar module segment from products sold to related parties in 2014, 2015 and 2016, respectively. Net revenues in our solar module segment from products sold to related parties accounted for nil, nil and 4.3% of our total net revenues in 2014, 2015 and 2016, respectively.

(5)	Includes nil, $110.7 million and $83.1 million from sales of solar power projects in the years ended December 31, 2014, 2015 and 2016, respectively. Net revenues from sales of solar power projects accounted for nil, 8.6% and 8.9% of our total net revenues in 2014, 2015 and 2016, respectively.

(6)	Includes $8.7 million, $5.6 million and $2.8 million from sales of electricity generated by our power systems held for use in the years ended December 31, 2014, 2015 and 2016, respectively. Net revenues from sales of electricity generated by our power systems held for use accounted for 0.6%, 0.4% and 0.3% of our total net revenues in 2014, 2015 and 2016, respectively.

(7)	Includes approximately $2.7 million, $0.05 million and $0.03 million of cost of revenues in our solar wafer segment from products sold to related parties in 2014, 2015 and 2016, respectively. The cost of revenues of our solar wafer segment from products sold to related parties accounted for 0.2%, 0.003% and 0.003% of the total net revenues in 2014, 2015 and 2016, respectively.

(8)	Includes nil, nil and approximately $37.0 million of cost of revenues in our solar module segment from products sold to related parties in 2014, 2015 and 2016, respectively. The cost of revenues of our solar module segment from products sold to related parties accounted for nil, nil and 4.0% of the total net revenues in 2014, 2015 and 2016, respectively.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Net Revenues. Our net revenues decreased from $1,282.0 million in 2015 to $929.8 million in 2016 primarily due to a decrease in average selling price of module and wafer.

Net revenues were $272.4 million for our wafer sales segment, $571.5 million for our modules sales segment and $86.0 million for the solar power project segment in 2016, compared to $225.6 million for our wafer sales segment, $940.0 million for our modules sales segment and $116.4 million for our solar power project segment in 2015. The increase in net revenues for our wafer segment was primarily due to an increase in wafer shipments as the result of our expansion of wafer capacity, partially offset by a decrease in the average wafer selling price. The decrease in net revenues for our module sales was primarily due to a decrease in average module selling price. The decrease in net revenues for our solar power project segment was primarily due to a decrease in the volume of solar power projects we sold in 2016.

Cost of Revenues. Our cost of revenues decreased from $1,094.2 million in 2015 to $820.3 million in 2016. Specifically, cost of revenues for our wafer sales segment increased from $198.6 million in 2015 to $243.3 million in 2016, cost of revenues for our module sales segment decreased from $802.3 million in 2015 $498.6 million in 2016 and cost of revenues for our solar power project segment decreased from $93.3 million in 2015 to $78.5 million in 2016. The increase in wafer segment was primarily due to an increase in the purchase price of polysilicon. The decrease in module segment was primarily due to a decrease in module shipments. The decrease in solar power project segment was primarily due to a decrease in the volume of solar power projects we sold, as well as a decrease in the purchase price of modules used in solar power projects.

Gross Profit. Gross profit for 2016 was $109.5 million, compared to a gross profit of $187.9 million in 2015. Gross margin for 2016 was 11.8%, compared to a gross margin of 14.7% in 2015. The decrease in gross margin was primarily due to a decrease in the average selling price of our wafer and module.

Gross profit from our wafer sales segment for 2016 was $29.1 million, representing a gross margin of 10.7%, compared to a gross profit of $27.0 million in 2015, or a gross margin of 12.0% in 2015. Gross profit from our module sales segment decreased from $137.7 million in 2015 to $72.9 million in 2016. Gross margin from our module sales segment for 2016 was 12.8%, compared to a gross margin of 14.7% in 2015. Gross profit from our solar power project segment was $7.5 million in 2016, representing a gross margin of 8.7%, compared to $23.1 million in 2015, or a gross margin of 19.9% in 2015.

Sales and Marketing Expenses. Sales and marketing expenses decreased from $72.3 million in 2015 to $47.5 million in 2016, and sales and marketing expenses as a percentage of net revenues decreased from 5.6% in 2015 to 5.1% in 2016, primarily due to a decrease in sales volume of our solar power products, and the expansion of our solar power project business.

General and Administrative Expenses. General and administrative expenses decreased from $59.3 million in 2015 to $51.5 million in 2016, primarily due to our effective expense control measures.

Research and Development Expenses. Research and development expenses decreased from $43.9 million in 2015 to $27.3 million in 2016. Our research and development expenses as a percentage of net revenues was 3.4% in 2015 and 2.9% in 2016.

Other Operating Income. We had other operating income of $16.9 million and $6.3 million for 2015 and 2016, respectively. Our other operating income consisted primarily of gains or losses on disposal of fixed assets and land use rights, subsidies received from the government, and gain from settlement of certain payables. The increase of other operating income in 2016 was primarily due to the gain from our disposal of certain properties and related assets in Zhejiang Province, China, as well as the gain from our sale of certain solar power project assets previously held as our property, plant and equipment.

Interest Income and Expenses. Our interest income decreased from $2.9 million in 2015 to $2.4 million in 2016. Our interest expense decreased from $43.4 million in 2015 to $33.9 million in 2016, which was mainly due to a decrease in our total bank borrowings. As a result, we had an interest expense, net, of $31.6 million in 2016, compared to an interest expense of $40.5 million in 2015.

Foreign Exchange Gains (Losses). We had a foreign exchange gain of $8.9 million in 2016 compared to a foreign exchange loss of $2.1 million in 2015. The foreign exchange gain in 2016 was primarily due to the appreciation of U.S. dollar against Renminbi.

Gains (Losses) on Derivatives, Net. We recorded losses on derivatives, net, of $6.0 million for 2015, and gains on derivatives, net, of $4.6 million for 2016.

Gains on Repurchase of Convertible Notes. We recorded gains on repurchase of convertible senior notes of $13.7 million and $0.2 million for 2015 and 2016, respectively.

Fair Value Change of Warrant Liability. We recognized a gain from a fair value change of warrant liability of $0.6 million for 2016, compared to a gain of $1.3 million for 2015.

Income Tax Expense (Benefit). Our income tax expense for 2016 was $2.3 million, compared to an income tax expense of $0.7 million in 2015. The income tax expense in 2016 was mainly resulted from the generation of taxable income by some of our PRC subsidiaries.

Net Income (Loss) Attributable to Holders of Ordinary Shares. As a result of the foregoing, we had a net loss attributable to holders of ordinary shares of $34.7 million in 2016, compared to a net loss of $5.1 million in 2015.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Net Revenues. Our net revenues decreased from $1,561.5 million in 2014 to $1,282.0 million in 2015 primarily due to decreases in our module shipments and average module selling price, partially offset by our revenue from sales of solar power projects in 2015.

Net revenues were $225.6 million for our wafer sales segment, $940.0 million for our modules sales segment and $116.4 million for our solar power project segment in 2015, compared to $223.5 million for our wafer sales segment, $1,329.3 million for our modules sales segment and $8.8 million for the solar power project segment in 2014. The increase in net revenues for wafer segment was primarily due to an increase in wafer shipments from 846.1 MW in 2014 to 1,088.6 MW in 2015, partially offset by a decrease in average wafer selling price from $0.216 per watt in 2014 to $0.181 per watt in 2015. The decrease in net revenues for module sales was primarily due to a decrease in the average module selling price from $0.664 per watt in 2014 to $0.576 per watt in 2015, as well as a decrease in module shipments from 1,970 MW in 2014 to 1,597 MW in 2015. Such decreases were primarily due to decreased volume of sales orders and the use of some in-house manufactured modules in our solar power projects. We began to generate revenue from sales of solar power projects in 2015, and recorded net revenues of $110.7 million from the sales of our solar power projects in 2015.

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

Interest Income and Expenses. Our interest income decreased from $5.0 million in 2014 to $2.9 million in 2015. Our interest expense decreased from $49.0 million in 2014 to $43.4 million in 2015, which was mainly due to the decrease in our total outstanding convertible senior notes. As a result, we had an interest expense, net, of $40.5 million in 2015, compared to $44.0 million in 2014.

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

Liquidity and Capital Resources

As of December 31, 2016, although we had negative working capital and experienced a net loss for the year, which may raise substantial doubts about our ability to continue as a going concern, we believe that our cash and cash equivalents, cash flows from operating activities, including project assets and continued support from financial institutions located in the PRC, in the form of renewed and additional short-term loan facilities (including trade financing), will be sufficient to meet our working capital and capital expenditure needs that will arise in 2017 and beyond. We intend to continue to carefully execute our operating plans and manage credit and market risk. However, if our financial results or operating plans change from our current assumptions, our liquidity could be negatively impacted.

The following financial conditions in 2016 have impacted and are expected to continue to impact our liquidity. For the year ended December 31, 2016, we incurred a net loss of approximately $34.7 million. As of December 31, 2016, our current liabilities exceeded our current assets by $396.9 million. Significant components of our working capital as of December 31, 2016, are as follows:

•	Our total current assets were $507.5 million, including cash and cash equivalents of $37.3 million.

•	We have current project assets of $48.2 million in our shovel-ready projects under development in the United States, the United Kingdom, France, Canada, and Japan. We only entered into sales agreements in connection with the sale of two utility-scale projects totaling approximately 1.29 MW in the United States, but have not yet sold any of these current project assets as of the date of this annual report. Although we believe that we will be able to sell such project assets at a profit, if we are unable to sell these project assets at reasonable prices in the near term, our liquidity may be negatively impacted.

•	The amount of our total accounts and notes receivables decreased from $161.2 million as of December 31, 2015 to $116.7 million as of December 31, 2016, primarily due to the decrease in our revenue. The inability to collect on the existing accounts receivable may negatively impact our liquidity.

•	Our advances to suppliers, current portion, which are unsecured, was $14.9 million as of December 31, 2016.

•	The balance of finished goods inventory decreased from $121.7 million as of December 31, 2015 to $94.9 million as of December 31, 2016, primarily because we ceased all the overseas module OEM arrangements. The inability to sell the finished goods at reasonable prices may negatively impact our liquidity.

•	Our current liabilities as of December 31, 2016 included short-term bank borrowings of $595.4 million, all of which will be due within one year.

While we expect to steadily increase our solar wafer, cell and module manufacturing capacity in 2017 through technique improvement, we plan to maintain our existing polysilicon manufacturing capacities in 2017. We currently plan to build new facilities, and plan to incur total capital expenditures of up to $24 million to expand our manufacturing facilities as well as maintain or enhance our existing manufacturing facilities during 2017 and 2018.

Cash generated from operations and short-term financing is our primary source of operating liquidity, and we believe that cash flows from operations combined with our existing cash and cash equivalents, and facilities currently available, and those expected to be renewed will be sufficient to satisfy our obligations when they become due. The following plans and actions are being taken to effectively manage our liquidity:

•	As of the date of this annual report, we performed a review of our cash flow forecast for the following twelve months. We believe that our operating cash flow in the forecasted period will be positive. We believe the forecast is based on reasonable assumptions, including: (i) despite the possible fluctuation for the raw material prices, the cost to produce modules and wafers is estimated to be marginally lower for the forecasted period ending April 2018, respectively, as a result of continuous cost control effectiveness and technology improvements, and (ii) we expect the solar power project business to continue to generate positive cash inflow in the forecasted period.

•	While there can be no assurance that we will be able to refinance our short-term bank borrowings as they become due, historically, we have rolled over or obtained replacement borrowings from existing creditors for most of our short-term bank loans upon the maturity date of the loans. As of March 31, 2017, we successfully rolled-over $83.7 million of short-term loans which were outstanding as of December 31, 2016 and we have assumed that we will continue to be able to do so for the foreseeable future.

•	As of March 31, 2017, we had unused lines of credit of $61.0 million, of which $59.5 million was related to trade financing. Based on our historical experience, trade facility funding requests will be approved in the normal course, provided that we submit the required supporting documentation and the amount is within the credit limit granted.

•	In March 2017, we received non-binding letters of commitment from four banks to support our financing in the amount of $389.9 million, of which $288.6 million was related to short term loans and $101.3 million was related to trade financing. However, the non-binding letters of commitment from banks do not have a stated term, and may be withdrawn by the banks at their discretion.

Based on the above factors, we believe that adequate sources of liquidity will exist to fund our working capital and capital expenditure requirements, and to meet our short term debt obligations, other liabilities and commitments as they become due.

Short-term Borrowings

As of December 31, 2014, 2015 and 2016, we had outstanding short-term borrowings of $654.7 million, $668.8 million and $595.4 million, respectively. These short-term borrowings will expire at various times throughout 2017. Our short-term borrowings outstanding as of December 31, 2014, 2015 and 2016 were denominated primarily in the RMB and also in the U.S. dollar, Japanese yen, Korean won and the Euro and bore a weighted average interest rate of 5.75%, 5.65% and 4.85%, respectively. As of March 31, 2017, we successfully rolled-over or obtained replacement borrowings from existing credit of $83.7 million short-term borrowings which were outstanding as of December 31, 2016. Furthermore, according to the loan agreements, the borrower is subject to certain covenants, including but not limited to, (i) maintain the requisite debt to asset ratio and current ratio, (ii) not incur contingent liabilities to third party enterprises, and (iii) guarantees provided to the third parties will not exceed a predetermined maximum amount. In addition, our operating subsidiary, Sichuan ReneSola is not permitted to pay dividends in any year when any principal or interest on such loans is due. As of December 31, 2016, we were in compliance with all debt covenants under our outstanding short-term borrowings. We have maintained our level of short-term bank borrowings to meet our working capital requirements for capital expenditures or other corporate uses, and we have not experienced any financial difficulty with respect to any repayment of our borrowings.

As of December 31, 2016, $240.4 million of our outstanding short-term borrowings were trade financings which, consistent with all of our other short-term credit facilities, were historically rolled over. The majority of our short-term borrowings are provided by some of the largest banks in China. Historically, most of these banks extended the terms of their credit facilities when requested by us before their maturity dates. We believe our ability to extend our short-term credit facilities prior to their maturity remains strong in the current credit environment.

Long-term Borrowings

From time to time, we enter into long-term borrowing arrangements with various banks in China or overseas. As of December 31, 2014, 2015 and 2016, we had outstanding long-term borrowings with remaining terms of more than one year of $43.5 million, $38.8 million and $28.8 million, respectively. The long-term loan arrangements set forth below are the arrangements that we believe are important to our operation and business.

In April 2011, we obtained a loan of RMB170 million with a term of 60 months from Bank of China. We entered into a supplement agreement with Bank of China on December 31, 2015 to extend the term of the loan to 78 months. The proceeds from this loan were used to finance the improvement of our production facilities. As of December 31, 2016, we had fully repaid the loan based on the agreed repayment schedule.

In March 2013, we obtained two four-year term loans from a lender in Korea totaling Korean Won 35.7 billion to be repaid in March 2017. In December 2016, we extended the maturity date by three years to March 2020. The proceeds from these loans were to be used to finance our PV plant projects in Romania.

The weighted average interest rate for our long-term loans was approximately 6.8% in 2016. Interest rates are variable for certain portions of the long-term loans, and may be updated every three months, once a year, or according to a predetermined schedule based on the applicable benchmark interest rate set by the People’s Bank of China or EURIBOR. $28.8 million of our outstanding long-term loans are expected to mature in 2020.

Our long-term loan agreements contain restrictive covenants, including requirements obliging the borrowers to (i) obtain lender’s prior approval before entering into any transaction over Euro 50,000 after the completion of the construction and commencement of operation of the relevant project assets, (ii) obtain lender’s prior consent before opening any bank account other than the existing bank account with the lender, and (iii) upon lender’s request, ensure that at least one director designated by the lender be appointed as a director of the operating entity of the relevant project assets and/or the borrower. As of December 31, 2016, we were in compliance with all debt covenants under our outstanding long-term borrowings. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Restrictive covenants and undertakings under our bank loans may limit the manner in which we operate and an event of default under the loan may adversely affect our operations.”

Guarantees

Some of our short-term borrowings are secured by our inventories, property, plant and equipment or land use rights and/or are guaranteed by our subsidiaries. Some of our short-term borrowings are guaranteed by Mr. Li, our chief executive officer and director, and his wife. For example, in January 2016, Mr. Li and his wife entered into a maximum amount guarantee contract with Industrial and Commercial Bank of China under which Mr. Li and his wife guarantee to Industrial and Commercial Bank of China the timely debt payment by ReneSola Zhejiang of up to a maximum amount of RMB1.0 billion ($144.0 million). Some of our short-term borrowings are also guaranteed by Sichuan ReneSola. For example, in October 2015, Sichuan ReneSola entered into a maximum amount guarantee contract with Bank of China pursuant to which Sichuan ReneSola guarantees to Bank of China the timely debt payment by ReneSola Zhejiang of up to a maximum amount of RMB900.0 million ($129.6 million). Moreover, our long-term loans obtained from a Korean lender in March 2013 are jointly guaranteed by Ecosfer Energy S.R.L, our wholly owned subsidiary, ReneSola New Energy S.A.R.L. and ReneSola Ltd. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.” In addition, in March 2014, ReneSola Zhejiang entered into guarantee contracts with China Development Bank, pursuant to which ReneSola Zhejiang guarantees to China Development Bank the timely debt payment by Zhejiang Ruixu of $26.6 million for 11.5 years and $42.6 million for 11.25 years. The fair value of the debt guarantee was not material.

Issuance of Securities

In 2014, 2015 and 2016, we did not issue any of securities except for the shares issued under our share incentive plan.

Cash Flows and Working Capital

Our total accounts and notes receivable increased from $125.7 million as of December 31, 2014 to $161.2 million in 2015 and decreased to $116.7 million in 2016. Our allowance for doubtful accounts decreased from $7.6 million as of December 31, 2014 to $5.2 million in 2015 and decreased to $4.1 million in 2016. The increase in our accounts receivable balance from 2014 to 2015 was primarily due to the increase in our notes receivables, which mainly relates to the sales we made to a domestic customer who paid us with notes in the fourth quarter of 2015. The decrease in our accounts receivable balances from 2015 to 2016 was primarily due to a decrease in our revenue. For all customers, including those to whom longer credit terms are negotiated and granted, we assess a number of factors to determine whether collection is reasonably assured, including past transaction history with the customer and their overall creditworthiness. The aging of our accounts receivable decreased from 2014 to 2015 and decreased from 2015 to 2016. Our allowance for doubtful accounts decreased in 2015 and 2016, compared with the previous year, primarily due to our strengthened collection efforts and the tightened credit policy extended to our customers. In 2014, 2015 and 2016, we recorded accounts receivable write-off of $2.4 million, $1.8 million and $1.5 thousand, respectively, primarily due to confirmed unrecoverable debts. As the overall negative environment which impacted the solar industry returns, or deteriorates, this negative trend could be exacerbated and write-offs could continue to occur. In 2017, we plan to closely manage our accounts receivable balances by strengthening our collection efforts as well as managing our inventory in order to preserve cash, and effectively manage our working capital requirements.

Our working capital commitments are also related to the procurement payments many of our silicon raw materials suppliers require us to make immediately upon shipping. In some cases, we are also required to make prepayments in advance of shipment. Our advances to suppliers, net, in current assets decreased from $27.5 million as of December 31, 2014 to $18.5 million as of December 31, 2015, and further decreased to $14.9 million as of December 31, 2016. Under the current market conditions, prepayment to suppliers in advance of shipment has become less common. We perform credit evaluations of the financial condition of our suppliers to which we make prepayments.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2014	2015	2016

Net cash provided by (used in) operating activities	$(121,689)	$2,210	$27,534
Net cash (used in) provided investing activities	115,461	(40,027)	42,160
Net cash provided by (used in) financing activities	13,049	(11,158)	(62,374)
Effect of exchange rate changes	6,254	(12,827)	(8,029)
Net increase (decrease) in cash and cash equivalents	13,075	(61,802)	(709)
Cash and cash equivalents at the beginning of the year	86,773	99,848	38,045
Cash and cash equivalents at the end of the year	$99,848	$38,045	$37,336

Operating Activities

Net cash provided by operating activities in 2016 was $27.5 million, primarily due to (i) depreciation of $83.2 million, (ii) a decrease in accounts receivable and note receivables of $21.4 million, primarily due to a decrease in our revenue, and (iii) a decrease in value added tax recoverable of $20.6 million, primarily due to the lower estimated average selling price of module and wafer, partially offset by (i) a decrease in accounts payable of $52.5 million, primarily because we ceased all of the overseas OEM arrangements and thus reduced our inventory balance, and (ii) a net loss of $34.7 million, primarily due to the continuing oversupply conditions in the solar power product market.

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

Investing Activities

Net cash provided by investing activities in 2016 was $42.2 million, primarily due to (i) a decrease in restricted cash of $36.7 million, primarily due to the repayment of certain fully pledged loan, and (ii) proceeds from disposal of property, plant and equipment of $12.0 million, partially offset by $10.0 million cash used for purchase of property, plant and equipment.

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

Financing Activities

Net cash used in financing activities in 2016 was $62.4 million, primarily due to (i) $1,048.5 million of repayment of bank borrowings, (ii) $25.9 million of the repurchase of convertible senior notes, and (iii) $1.5 million of shares repurchase, which was partially offset by $1,013.6 million of proceeds from bank borrowings.

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

As of December 31, 2014, 2015 and 2016, our net current liabilities were $477.3 million, $466.1 million and $396.9 million, respectively.

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

Capital Expenditures

We had capital expenditures of $54.5 million, $16.8 million and $11.6 million in 2014, 2015 and 2016, respectively. We had outstanding advances for purchases of property, plant and equipment of $1.8 million, $0.4 million and $0.8 million as of December 31, 2014, 2015 and 2016, respectively. As of December 31, 2014, 2015 and 2016, our commitments outstanding for purchases of property, plant and equipment were $10.1 million, nil and nil, respectively. Our capital expenditures were used primarily to optimize and maintain our Sichuan polysilicon production facility and our cell and module manufacturing plant in Yixing, Jiangsu Province, to purchase production equipment, to acquire land-use rights for each of the plants and to build up our solar power product business and solar power project business.

While we expect to steadily increase the solar wafer, cell and module manufacturing capacity in 2017 through equipment improvement, we plan to maintain our existing polysilicon manufacturing capacities in 2017. We currently plan to build new facilities, and plan to incur total capital expenditures of up to $24 million to expand our manufacturing facilities as well as maintain or enhance our existing manufacturing facilities during 2017 and 2018.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Updates, or ASU, No. 2014-09, Revenue from Contracts with Customers. The standard’s core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. In August 2015, FASB issued ASU No. 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, which delays the effective date of ASU 2014-09 by one year. FASB also agreed to allow entities to choose to adopt the standard as of the original effective date. In March 2016, FASB issued ASU No. 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net), which clarifies the implementation guidance on principal versus agent considerations. The guidance includes indicators to assist an entity in evaluating whether it controls the good or the service before it is transferred to the customer. The new revenue recognition standard will be effective for public entities for annual reporting periods beginning after December 15, 2017, and interim periods therein, that is, the first quarter of 2018. The new standard also permits two methods of adoption: retrospectively to each prior reporting period presented (full retrospective method), or retrospectively with the cumulative effect of initially applying the guidance recognized at the date of initial application (the modified retrospective method).

We currently plan to adopt effective January 1, 2018 using the full retrospective approach; however, a final decision regarding the adoption method has not been made at this time. Our final determination will depend on a number of factors such as the process of finalizing the impact to our financial results and from additional disclosure requirements.

We expect this adoption to primarily affect certain solar power project sales arrangements currently accounted for under ASC 360-20, which requires us to evaluate whether such arrangements have any forms of continuing involvement that may affect the revenue or profit recognition of the transactions, including arrangements with prohibited forms of continuing involvement requiring us to reduce the potential profit on a project sale by the maximum exposure to loss. We anticipate that ASU 2014-09, which supersedes the real estate sales guidance under ASC 360-20, will result in the earlier recognition of revenue and profit. We expect revenue recognition for other sales arrangements, including sales of solar cells and modules, and solar wafers products, to remain materially consistent with the current practice.

We will continues to assess the potential impacts of the new standard, including the areas described above, and anticipates that this standard will have a material impact on its consolidated financial statements. However, we do not know or cannot reasonably estimate quantitative information, beyond that discussed above, related to the impact of the new standard on the financial statements at this time.

In February 2015, the FASB issued ASU 2015-02, Consolidation (Topic 810) - Amendments to the Consolidation Analysis. ASU 2015-02 modifies existing consolidation guidance related to (i) limited partnerships and similar legal entities, (ii) the evaluation of variable interests for fees paid to decision makers or service providers, (iii) the effect of fee arrangements and related parties on the primary beneficiary determination, and (iv) certain investment funds. These changes are expected to limit the number of consolidation models and place more emphasis on risk of loss when determining a controlling financial interest. ASU 2015-02 is effective for fiscal years and interim periods within those years beginning after December 15, 2015. The adoption of ASU 2015-02 in the first quarter of 2016 did not have a significant impact on our consolidated financial statements and associated disclosures.

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

In March, 2016, the FASB issued ASU 2016-09, Compensation – Stock Compensation (Topic 718), which simplifies several aspects of the accounting for employee share-based payment transactions for both public and nonpublic entities, including the accounting for income taxes, forfeitures, and statutory tax withholding requirements, as well as classification in the statement of cash flows. The ASU is effective for annual periods beginning after December 15, 2016 and early adopt is permitted. We are still in the process of assessing the potential financial impact the adoption will have to us.

In August, 2016, the FASB issued ASU 2016-15, Statement of Cash Flows, a proposed ASU on restricted cash in response to an EITF consensus-for-exposure. The proposed ASU would require an entity to include in its cash and cash-equivalent balances in the statement of cash flows those amounts that are deemed to be restricted cash and restricted cash equivalents. The proposal’s primary purpose is to eliminate the diversity in practice related to how entities classify and present changes in restricted cash in the cash flow statement in accordance with ASC 230. The ASU is effective for annual and interim periods beginning after December 15, 2017 and early adoption is permitted. We are still in the process of assessing the potential financial impact the adoption will have to us.

In October 2016, the FASB issued ASU 2016-16, Income Taxes (Topic 740), Intra-Entity Transfers of Assets Other Than Inventory. The new guidance requires that entities recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs, rather than when the asset is sold to an outside party. The guidance is effective for annual reporting periods beginning after December 15, 2017, including interim periods within those annual reporting periods. Early adoption is permitted as of the beginning of an annual reporting period (as of the first interim period if an entity issues interim financial statements). The new guidance requires adoption on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption. We are still in the process of assessing the potential financial impact the adoption will have to us.

In November, 2016, the FASB issued ASU 2016-18, Statement of Cash Flows, which amends ASC 230 to add or clarify guidance on the classification and presentation of restricted cash in the statement of cash flows. The ASU is effective for annual and interim periods beginning after December 15, 2017 and early adoption is permitted. We are still in the process of assessing the potential financial impact the adoption will have to us.

C.	Research and Development, Patents and Licenses, Etc.

Research and Development

We focus our research and development efforts on improving our manufacturing efficiency, the quality of our products and new product development. As of December 31, 2016, our research and development team consisted of 126 experienced researchers and engineers. In addition, some of our manufacturing employees regularly participate in our research and development programs. A part of our research and development is conducted at our solar power technology development center, which is outfitted with advanced equipment for the research of solar power. Our recent technological achievements include:

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

•	We have begun researching small-scale storage systems and the development of our own AC-OC optimizer and low-oxygen concentration solar wafers and carbon composite materials, which we believe will help improve conversion efficiencies. We have launched our off-grid, all-in-one storage system product, which incorporates a controller, MPPT battery charger, inverter and fast power switch in one system, supporting both acid and lithium batteries. As of December 31, 2016, we developed 10 kits for energy storage systems, ranging from 500 watts to 8,000 watts, all of which were available for purchase. In 2017, we plan to focus on introducing these systems to the market.

•	Improving manufacturing process: We have invested in the research and development of solar wafer technology. For example, our A+++ wafer, a new multicrystalline wafer, improves solar cell efficiency. We have developed our own in-house diamond steel wires, which can improve solar wafer manufacturing processes through the use of resin-plated diamond steel wires.

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

We are devoted to technological innovation and improvements in manufacturing efficiency. Our silicon consumption rate was 4.95 grams per watt as of December 31, 2016. Our wafer processing cost was $0.07 per watt during the same period, compared to $0.08 and $0.11 per watt as of December 31, 2015 and 2014.

We plan to continue to devote substantial resources to research and development in order to further improve our manufacturing processes, reduce manufacturing costs, increase product performance, enhance our solar technical capabilities and expand our green energy product portfolio. We plan to focus our research and development in the following areas:

•	Polysilicon production. We are seeking to continue to fine-tune the closed-loop modified Siemens process system at our Meishan polysilicon manufacturing facility and exceeding its current designed capacity. We aim to further reduce production costs by increasing the TCS production output, reducing the power consumption and improving the recycling conversion ratio for converting by-products into TCS.

•	Wafer manufacturing. We will continue to reduce the cost of manufacturing solar wafers by, among other, improving the ingot-pulling speed for manufacturing of monocrystalline wafers, optimizing our manufacturing equipment and process routine, upgrading from manual programs to semi-automatic or automatic programs, increasing the purity of the ingots we produce, slicing thinner wafers, reducing wafer breakage rates, and enhancing the processes to reduce quality control cost.

•	Cell manufacturing. We will continue to develop technologies to manufacture high-conversion efficiency solar cells with improved performance. As of December 31, 2016, we were able to achieve conversion efficiency rates of 21.1% for monocrystalline cells and 18.6% for multicrystalline cells manufactured using our solar wafers.

•	Module manufacturing. We will continue to improve the process of module manufacturing by shortening the lamination time to reduce time and power consumption. We will also improve the structure of the module frame to reduce the adhesive sealant on the front side of the module and reduce the time for cleaning the module. We will consider using tempered glass with anti-reflecting film on the module to increase the module efficiency. We will continue to reduce our module manufacturing costs through a reduction in material costs and improvements in our manufacturing methods, and capitalize on the business’s higher margins relative to wafer manufacturing.

•	Inverter technology. We will continue to reduce the thickness, volume and weight of micro inverter to fit the frame of a PV module. We will also improve the efficiency of micro inverse by changing the connection method of micro inverse output terminal. We will continue to reduce the production cost by simplifying the circuit, reducing volume and weight of the inverter, and improve product efficiency by improving the device parameters, and reducing power consumption.

In each of the three years ended December 31, 2014, 2015 and 2016, our research and development expenses were approximately $52.6 million, $43.9 million and $27.3 million, respectively.

Intellectual Property

As of December 31, 2016, we had 247 patents and 41 pending patent applications in China and three pending international patent applications outside of China. These patents and patent applications relate to the technologies in our products and the technologies utilized in our manufacturing processes. We intend to continue to assess appropriate opportunities for patent protection of critical aspects of our technologies. Our patents and our pending patent applications relate to improvements in product conversion efficiencies, improvements of the recycling, sorting and purification of silicon raw materials, ingot casting and wafer slicing processes.

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

We have obtained registration of the “ReneSola” trademark in China, the European Union, Japan, Korea, the United States, Taiwan, Singapore, Canada, Israel, Australia, Dominica, Mexico, Malaysia, Chile, New Zealand, Argentina, Turkey, South Africa and India, Thailand, Brazil and Indonesia.

We also filed trademark registration applications for “ReneSola” and relevant designs in Sri Lanka, Vietnam, Bangladesh, and Pakistan and filed trademark registration applications of different commodity categories for “ReneSola” in Canada, Turkey, Sri Lanka and Mexico.

We have also obtained the registration of the “Replus by ReneSola” trademark in the European Union, Mexico, Australia, Japan, Taiwan and the United States. We filed trademark application for “Replus by ReneSola” in China in 2013.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2016 to December 31, 2016 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial conditions.

E.	Off-balance Sheet Arrangements

As of December 31, 2016, we provided guarantee to Zhejiang Ruixu, our previous wholly-owned subsidiary which we disposed in January 2014, with respect to its loan facilities from China Development Bank of $26.6 million for 11.5 years and $42.6 million for 11.25 years as of March 2014. We began to provide guarantee to Zhejiang Ruixu on these loan facilities prior to our disposal of Zhejiang Ruixu. We do not believe the fair value of such loan guarantee was material as of December 31, 2016.

Other than as disclosed above, as of December 31, 2016, we did not have any off-balance sheet arrangements that had or were reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2016:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Long-term borrowings(1)	$28,836	—	—	$28,836	—
Purchase obligations for raw materials(2)	32,798	32,798	—	—	—
Total	$61,634	$32,798	—	$28,836	—

(1)	Included estimated interest payable under contract terms.

(2)	Included commitments to purchase silicon raw materials under certain supply agreements with overseas suppliers. Payment due by period cannot be calculated because we are committed to pay $32.8 million over the next two years. The purchase price is subject to adjustment to reflect the prevailing market price on the transaction dates and we expect that all purchases will be used in our production in the normal course of business.

For information relating to our long-term loans, including their maturity profiles and provisions that accelerate repayment obligations, see “—B. Liquidity and Capital Resources.”

Other than the contractual obligations and commercial commitments set forth above, we did not have any long-term debt obligations, finance lease obligations, operating lease obligations, purchase obligations or other long-term liabilities as of December 31, 2016.

G.	Safe Harbor

We make “forward-looking statements” throughout this annual report, such as our expected manufacturing capacity in 2016 and our estimated average selling prices of our wafer products in 2016. Whenever you read a statement that is not simply a statement of historical fact (such as when we describe what we “believe,” “expect” or “anticipate” will occur, what “will” or “could” happen, and other similar statements), you must remember that our expectations may not be correct, even though we believe that they are reasonable. We do not guarantee that the transactions and events described in this annual report will happen as described or that they will happen at all. You should read this annual report completely and with the understanding that actual future results may be materially different from what we expect. The forward-looking statements made in this annual report relate only to events as of the date on which the statements are made. We undertake no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though our situation will change in the future.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Xianshou Li	48	Chairman and Chief Executive Officer
Martin Bloom	65	Independent Director
Tan Wee Seng	61	Independent Director
Julia Xu	45	Independent Director
Weiguo Zhou	43	Independent Director
Yuanyuan (Maggie) Ma	42	Chief Financial Officer
Jijun Shi	55	President of the European Region
Kevin Chen	43	President of the North America Region
Shelley Xu	31	Vice President of the Greater China Region
Nick Li	40	Vice President of Manufacturing of China Module Division
Wei Fang	38	Vice President of Financial Management, China
Xiahe Lian	46	Vice President of Administration and Human Resources

Directors

Mr. Xianshou Li is our founder and has been our chief executive officer since March 2005. Mr. Li has served as the chairman of the board since March 2016, and served as a director between March 2005 and March 2016. Prior to founding our solar power business in 2005, Mr. Li founded Yuhuan Solar Energy Source Co., Ltd., a manufacturer of solar cell and module products for both commercial and residential applications, and served as its chairman since its inception. Mr. Li also served as the general manager of Yuhuan County Solar Energy Co., Ltd., a manufacturer of mini solar panels and solar cell modules from 2002 to 2006. Prior to that, he worked as an official in the Yuhuan County Culture Bureau in Zhejiang Province from 1997 to 2000. Mr. Li received his bachelor’s degree in industrial engineering management from Zhejiang Industrial University in 1991. Mr. Li is the husband of Ms. Xiahe Lian, our vice president of administration and human resources.

Mr. Martin Bloom has been an independent director since July 2006 and is currently the chairman of the compensation committee and a member of the audit committee. Mr. Bloom served as the chairman of the board between September 2006 and March 2016. In addition, he has served as the group chief executive officer of Intelligent Energy, a British fuel cell company, since June 2016, has been a member of its board of directors since June 2012, and served as the chairman of its nomination committee and a member of its audit committee and remuneration committee from 2014 to June 2016.  Mr. Bloom has been the chairman of the board of directors of MayAir Group, a Malaysian air purification company listed on the London AIM, since May 2015 and chairman of its remuneration committee and a member of its audit committee since May 2015. He has also been a member of the board of directors of Green & Smart, a Malaysian biogas producer listed on the London AIM, since May 2016 and chairman of its audit committee since May 2016. Mr. Bloom was a member of the board of directors of Starcom plc, an asset tracking company listed on London AIM, and the chairman of its audit committee from January 2013 to October 2015. Mr. Bloom has almost 40 years of experience in strategic partnering, technology commercialization and business strategy. He has built businesses in the United States, Europe and Asia. In 2005, Mr. Bloom was appointed to serve as the UK chairman of the China-UK Venture Capital Joint Working Group, launched by the then-Chancellor of the United Kingdom, Gordon Brown, in February 2005, to foster collaboration between the venture capital and private equity industries in China and the United Kingdom. Mr. Bloom worked at Coopers & Lybrand (now PricewaterhouseCoopers) from 1996 to 1997 and was the project manager of a series of technology transfer schemes between the United Kingdom and Japan on behalf of the Department of Trade & Industry of the United Kingdom from 1992 to 1997. Mr. Bloom worked as a corporate strategist at Unilever between 1973 and 1981. Mr. Bloom has a bachelor’s degree with honors in economics from the University of Southampton and a master’s degree in the history of science jointly from Imperial College and University College, London.

Mr. Tan Wee Seng has been an independent director since April 2009. Mr. Tan is currently the chairman of the audit committee and a member of nominating and corporate governance committee. In addition, Mr. Tan is an independent non-executive director of Xtep International Holdings Limited, an independent non-executive director and chairman of audit committee of Sa Sa International Holdings Limited, an independent non-executive director and the chairman of the remuneration committee and a member of the audit committee of Biostime International Holdings Limited, an independent non-executive director and the chairman of the audit committee of CIFI Holdings (Group) Co. Ltd., and an independent non-executive director and the chairman of the audit committee, a member of the remuneration committee and a member of the strategy and investment committee of Sinopharm Group Company Limited, all of which are listed on the Main Board of Hong Kong Stock Exchange, as well as a director and the chairman of the finance & operation committee of Beijing City International School, an academic institution in Beijing. Mr. Tan has been an independent director for 7 Days Group Holdings Limited listed on the NYSE from November 2009 until it was taken private in July 2013, and he was the chairman of the special committee for privatization from October 2012 to July 2013. Mr. Tan has over 30 years of experience in financial management, corporate finance, merger and acquisition, business management and strategy development. He has also held various management and senior management positions in a number of multinational corporations and China corporations. From 2003 to 2008, he was an executive director, the chief financial officer and the company secretary of Li Ning Company Limited, a company listed on the Main Board of Hong Kong Stock Exchange. From 1999 to 2002, he was the senior vice president of Reuters for China, Mongolia and North Korea regions, and the chief representative of Reuters in China. Prior to that, he served as the managing director of AFE Computer Services Limited, a Reuters subsidiary in Hong Kong mainly engaged in domestic equity and financial information services, a director of Infocast Pty Limited which was a Reuters subsidiary in Australia, and the regional finance manager of Reuters East Asia. Mr. Tan is a professional accountant and a fellow member of the Chartered Institute of Management Accountants in the United Kingdom, and the Hong Kong Institute of Directors.

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

Mr. Weiguo Zhou has been an independent director since March 2016. Mr. Zhou is also a member of compensation committee and nominating and corporate governance committee. Mr. Zhou has served as the managing partner of Silicon Valley Investment Management Partners, a China-based partnership specializing in investment in information technology and renewable energy area since June 2013. Mr. Zhou was a partner of Vangoo Capital Partners, a venture capital firm specializing in investment in early to pre-IPO stage China-based companies, between April 2012 and June 2013. Mr. Zhou has extensive capital markets experience in Asia and held various senior positions in major investment banks, including executive director at Goldman Sachs Gaohua Beijing, Vice President at Credit Suisse Beijing and Hong Kong, between August 2007 and April 2012. Prior to that, Mr. Zhou worked at Deutsche Bank’s Tokyo and Hong Kong offices for more than seven years. Mr. Zhou obtained his bachelor’s degree in economics (major in accounting) from University of Tokyo in 2000.

Executive Officers

Ms. Yuanyuan (Maggie) Ma has been our chief financial officer since April 2016. Ms. Ma joined us in February 2011 and served as our interim chief financial officer between October 2015 and March 2016, as our vice president of financial control between October 2013 and October 2015 and as our director of internal control between February 2011 and October 2013. Ms. Ma has more than 17 years of experience in finance and internal control areas, including over 10 years of management experience. Prior to joining us, Ms. Ma held positions in the finance and internal control departments in OSI Group, a global leading company of food processing as Asia Pacific finance manager from 2005 to 2011 and in Dell (China) from 1998 to 2004. She holds CICPA certification and received a bachelor’s degree in international accounting from Xiamen University in 1996.

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

Ms. Shelley Xu has been our vice president of the Great China region since March 2016. Ms. Xu joined us in 2005 and served as our head of silicon purchasing unit from 2005 to 2009, senior sales manager in 2010, vice director of global sourcing in 2011, general manager of North China from 2012 to November 2013 and vice president of the Global Sales from December 2013 to March 2016. Ms. Xu has over nine years of experience in the solar industry. In 2012, Ms. Xu successfully implemented the penetration of module sales business into domestic market, and achieved a remarkable sales record, fulfilling the obligation to smooth our strategic transition from wafer sales to the downstream market. Ms. Xu graduated from Zhejiang Business Technology Institute in 2005.

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

Ms. Xiahe Lian has been our vice president of administration and human resources since June 2012. As one of the founders of ReneSola Zhejiang, Ms. Lian has been responsible for administration and human resources of that company. Ms. Lian oversees our recruitment and human resource training as well as the establishment of our human resources management system and administrative system. Since 2009, Ms. Lian has also served as our director of corporate culture and created a company magazine named “Path to PV.” In addition, she has set up a charity foundation to foster community-building efforts and social awareness within our company. Ms. Lian also has 16 years of teaching experience. Ms. Lian received her bachelor’s degree from Zhejiang Normal University in 2005 and her MBA degree from Zhejiang University in 2008. Ms. Lian is the wife of Mr. Xianshou Li, our chairman and chief executive officer.

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

B.	Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2016, an aggregate of approximately $1.5 million in cash was paid to our executive officers and directors.

Share Incentive Plan

Our board of directors adopted our 2007 share incentive plan in September 2007, which was amended in January 2009, August 2010, August 2012 and August 2016, to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentive to employees, directors and consultants and promote the success of our business. We have reserved 12,500,000 shares for issuance under our 2007 share incentive plan. The following paragraphs describe the principal terms of our 2007 share incentive plan.

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

Termination of Plan. Unless terminated earlier, our 2007 share incentive plan, as amended and restated on January 21, 2009, August 20, 2010 and August 29, 2016, will expire on the tenth anniversary of August 29, 2016, its latest effective date. Our board of directors has the authority to amend or terminate our 2007 share incentive plan subject to shareholders’ approval to the extent necessary to comply with applicable laws and regulations. However, no such action shall adversely affect in any material way any award previously granted without the prior written consent of the recipient.

Share Options

As of February 28, 2017, our board of directors granted certain of our directors, officers and employees options for 6,778,600 shares in our company, excluding options forfeited pursuant to the terms of our 2007 share incentive plan and the exercised options.

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

Option Exercise. The term of options granted under our 2007 share incentive plan may not exceed the sixth anniversary of the specified grant date, subject to extension approved by certain officer of our company, as specified in the option agreement, to a total term of no more than 10 years.

Termination of Options. Where the option agreement permits the exercise of the options that were vested before the recipient’s termination of service with us, or the recipient’s disability or death, the options will terminate to the extent not exercised or purchased on the last day of a specified period or the last day of the original term of the options, whichever occurs first.

On August 8, 2012, our board of directors approved an adjustment to the exercise price of options to purchase an aggregate amount of 5,386,600 shares, previously granted under our 2007 share incentive plan, to a new exercise price of $7.35 per ADS (or $1.47 per ADS prior to the ADS Ratio Change). In addition, on December 31, 2013, our board of directors authorized our chief executive officer to determine the option grant date and exercise price under the 2007 share incentive plan. As a result, the exercise price of certain options granted between August 8, 2012 and December 31, 2013 to purchase an aggregate amount of 950,000 shares were adjusted to $7.35 per ADS. The exercise price of our options in the amount of 2,590,000 shares to be granted on or after January 1, 2014 was set at $7.35 per ADS. Among the underlying shares of the outstanding options, 406,400 shares were forfeited as of February 28, 2017 due to the departure of certain officers and employees.

The following table summarizes, as of February 28, 2017, the outstanding options, excluding options forfeited pursuant to the terms of our 2007 share incentive plan and the options that were exercised on or prior to February 28, 2017, that we granted to our directors and officers and to other individuals as a group under our 2007 share incentive plan.

Name	Shares Underlying Outstanding Options	Exercise Price ($/Share)	Grant Date	Expiration Date
Xianshou Li	580,000	$0.735	June 21, 2010	June 21, 2018
	670,000	$0.735	August 24, 2010	August 24, 2018
	1,250,000	$0.735	August 24, 2016	August 24, 2022
Martin Bloom	*	$0.735	August 8, 2012	August 8, 2018
Tan Wee Seng	*	$0.735	August 8, 2012	August 8, 2018
Julia Xu	*	$0.735	March 8, 2016	March 8, 2022
Weiguo Zhou	*	$0.735	March 8, 2016	March 8, 2022
Yuanyuan (Maggie) Ma	*	$0.735	January 1, 2014	January 1, 2020
	*	$0.735	December 31, 2015	December 31, 2021
	*	$0.735	April 1, 2016	April 1, 2022
Jijun Shi	*	$0.735	March 19, 2012	March 19, 2018
Kevin Chen	*	$0.735	June 18, 2012	June 18, 2018
Shelley Xu	*	$0.735	January 1, 2014	January 1, 2020
Nick Li	*	$0.735	September 20, 2010	September 20, 2018
	*	$0.735	January 1, 2014	January 1, 2020
Wei Fang	*	$0.735	December 21, 2009	December 21, 2017
	*	$0.735	September 17, 2012	September 17, 2018
	*	$0.735	September 30, 2014	September 30, 2018
Xiahe Lian	*	$0.735	November 30, 2007	November 30, 2017
	*	$0.735	September 17, 2012	September 17, 2018

All directors and executive officers as a group	5,185,000

Other individuals as a group	18,000	$0.735	June 23, 2009	June 23, 2017
	5,000	$0.735	June 23, 2009	September 21, 2017
	67,600	$0.735	October 9, 2007	October 9, 2017
	49,000	$0.735	December 21, 2009	December 21, 2017
	47,000	$0.735	March 15, 2010	March 15, 2018
	66,000	$0.735	June 21, 2010	June 21, 2018
	41,000	$0.735	September 20, 2010	September 20, 2018
	200,000	$0.735	January 1, 2014	January 1, 2020
	100,000	$0.735	June 30, 2014	June 30, 2020
	40,000	$0.735	September 30, 2014	September 30, 2020
	300,000	$0.735	June 30, 2015	June 30, 2021
	485,000	$0.735	December 31, 2015	December 31, 2021
	50,000	$0.735	September 30, 2016	September 30, 2022
	125,000	$0.735	December 31, 2016	December 31, 2022

*	The options to purchase shares in aggregate held by each of these directors and executive officers represent less than 1% of the total number of our shares outstanding as of February 28, 2017.

Restricted Share Units

As of February 28, 2017, 280,000 of our restricted shares units were outstanding.

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

Terms of Directors and Officers

Our officers are appointed by and serve at the discretion of the board of directors. At each annual general meeting, one-third of our directors then existing, or if their number is not a multiple of three, then the number nearest to and not exceeding one-third, will be subject to re-election. The directors to retire by rotation shall be those who are longest in office since their election, or by lot should they be of the same seniority. Mr. Xianshou Li was re-elected at 2016 annual general meeting. On the assumption that no other director wishes to retire from office at the annual general meetings, Mr. Tan Wee Seng will be subject to re-election at 2017 annual general meeting; Ms. Julia Xu will be subject to re-election at 2018 annual general meeting; Mr. Weiguo Zhou will be subject to re-election at the 2019 annual general meeting; and Mr. Martin Bloom will be subject to re-election at the 2020 annual general meeting. We have not entered into any service contracts with the directors providing them with severance benefits upon termination of their terms with us.

D.	Employees

We had 6,953 and 5,438 full-time employees as of December 31, 2014 and 2015, respectively. As of December 31, 2016, we had 4,914 full-time employees, including 3,262 in manufacturing, 130 in equipment maintenance, 382 in quality assurance, 53 in purchasing, 126 in research and development, 263 in sales and marketing, 541 in general and administrative and 157 in commerce and logistics. Substantially all of these employees are located in China with a small portion of employees based in Indonesia, India, Singapore, the United States, the United Kingdom, Europe, and other countries. We consider our relations with our employees to be good.

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our shares as of February 28, 2017 by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our shares.

Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act, and includes voting or investment power with respect to the securities.

Shares Beneficially Owned
	Number	%(1)
Directors and Executive Officers:
Xianshou Li(2)	50,016,115	24.7%
Martin Bloom	*	*
Tan Wee Seng	*	*
Julia Xu	*	*
Weiguo Zhou	*	*
Yuanyuan (Maggie) Ma	*	*
Jijun Shi	*	*
Kevin Chen	*	*
Shelley Xu	*	*
Nick Li	*	*
Wei Fang	*	*
Xiahe Lian	*	*
All Directors and Executive Officers as a Group	51,449,115	25.5%

Principal Shareholders:
Champion Era Enterprises Limited(3)	33,501,805	16.7%
Assets Train Limited(4)	13,053,614	6.5%

*	Less than 1% of the total number of our shares outstanding as of February 28, 2017.

(1)	Percentage of beneficial ownership of each listed person is based on 200,538,902 shares outstanding (excluding number of shares reserved for future exercise or vest of our awards under our share incentive plan) as of February 28, 2017, as well as the shares that such person has the right to acquire by option or other agreement within 60 days after February 28, 2017.

(2)	Consists of 33,501,805 shares held by Champion Era Enterprises Limited, or Champion, 13,053,614 shares held by Assets Train Limited, or Assets Train, 1,135,096 shares held by Dynasty Time Limited, or Dynasty, 1,250,000 shares issuable upon exercise of options held by Mr. Li, within 60 days after February 28, 2017, 775,600 shares held by Ms. Xiahe Lian, the wife of Mr. Li, and 300,000 shares issuable upon exercise of options held by Ms. Xiahe Lian within 60 days after February 28, 2017. Descriptions of Mr. Li’s relationship with Champion and Assets Train are set forth in the notes (4) and (5) below and Mr. Li’s relationship with Dynasty is set forth as follows: Dynasty beneficially holds 3,622,471 of our shares. Dynasty is a company incorporated in the British Virgin Islands and its sole shareholder is Direct Manage Holdings Limited. Direct Manage Holdings Limited is a company incorporated in the British Virgin Islands and wholly owned by the DXJ Family Trust, of which Mr. Xiangjun Dong is the settlor and to which Mr. Dong has administration, voting and management power. The trustee of the DXJ Family Trust is HSBC International Trustee Limited. Dynasty has entered into an irrevocable voting agreement with Mr. Li and Mr. Wu with respect to our shares held by Dynasty. Mr. Li holds sole voting power of 33,501,805 shares held by Champion. Mr. Li also holds shared voting power of 13,053,614 shares held by Assets Train and 1,135,096 shares held by Dynasty pursuant to an irrevocable voting agreement. Mr. Li’s business address is No. 8 Baoqun Road, Yaozhuang Industrial Park, Jiashan County, Zhejiang Province, PRC.

(3)	Champion is a company incorporated in the British Virgin Islands and its sole shareholder is Chain Path Limited. Chain Path Limited is a company incorporated in the British Virgin Islands and wholly owned by the LXS Family Trust, of which Mr. Li is the settlor and to which Mr. Li has all administration, voting and management power. The trustee of the LXS Family Trust is HSBC International Trustee Limited. The address for Champion is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(4)	Assets Train is a company incorporated in the British Virgin Islands and its sole shareholder is Apex Level Limited. Apex Level Limited is a company incorporated in the British Virgin Islands and wholly owned by the LZM Family Trust, of which Mr. Zhengmin Lian is the settlor and to which Mr. Lian has administration, voting and management power. The trustee of the LZM Family Trust is HSBC International Trustee Limited. Assets Train has entered into an irrevocable voting agreement in respect to its entire holding of 13,053,614 shares with Mr. Li. The address for Assets Train is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. Mr. Lian’s business address is No. 8 Baoqun Road, Yaozhuang Industrial Park, Jiashan County, Zhejiang Province, 314117, China.

Our ADSs are traded on the NYSE and brokers or other nominees may hold ADSs in “street name” for customers who are the beneficial owners of the ADSs. As a result, we may not be aware of each person or group of affiliated persons who beneficially own more than 5.0% of our common stock.

As of February 28, 2017, the number of our shares issued and outstanding was 200,538,902, among which 488,100 shares represented by 48,810 ADSs were held by the depositary for the ADSs for future exercise or vest of our awards under our 2007 share incentive plan. As of February 28, 2017, 160,939,325 of our shares were held as ADSs by the depositary for the ADSs. Other than the depositary, we had no record shareholders in the United States as of February 28, 2017.

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

As of December 31, 2014, 2015 and 2016, amounts due from related parties were approximately $0.5 million, $0.1 million and $13.1 million, respectively. Our amounts due from related parties were primarily consisted of amounts receivable from sales of goods to Zhejiang Yuhuan, amounts receivable from the sale of goods to Jinko Solar Co., Ltd., or Jinko, and its subsidiaries and amounts receivable from the sale of goods to Xinjiang Garson Co. Ltd., which ceased to be our related party after we sold ReneSola Keping in March 2014. Zhejiang Yuhuan is a company controlled by Mr. Xianshou Li, our chairman and chief executive officer. Jinko is a company co-founded by Mr. Xianshou Li’s brothers who are also serving as directors of Jinko. As of December 31, 2016, we had $13.0 million amounts due from Jinko and its subsidiaries, mainly due to a newly signed agreement with Jinko for the sale of PV modules, which amounted to RMB143.5 million ($20.7 million).

As of December 31, 2014, 2015 and 2016, amounts due to related parties were approximately $7.6 million, $2.7 million and $1.3 million, respectively. Our amounts due to related parties were primarily consisted of the loan from Champion, which is controlled by Mr. Xianshou Li, our chairman and chief executive officer, and the purchase of raw materials from Zhejiang Yaohui Photovoltaic Co. Ltd., where a director of our principal PRC subsidiary, ReneSola Zhejiang, is serving as the general manager, Jinko and its subsidiaries, and Jiashan Kaiwo Trading Co. Ltd., which is controlled by Mr. Xianshou Li.

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

For the years ended December 31, 2014, 2015 and 2016, our sale of goods to Jinko and its subsidiaries were $2.9 million, $0.1 million and $40.2 million, respectively, and our purchase of raw materials from Jinko and its subsidiaries were $0.1 million, nil, and nil, respectively. For the years ended December 31, 2014, 2015 and 2016, we had no outsourced inventory to Jinko and subsidiaries.

For the years ended December 31, 2014, 2015 and 2016, our purchase of raw materials from Zhejiang Yaohui Photovoltaic Co., Ltd. were $5.8 million, $4.6 million and $2.3 million, respectively. The brother of our vice president of administration of human resource and our shareholder is the director of Zhejiang Yaohui Photovoltaic Co., Ltd.

We have entered into certain short-term and long-term loans with domestic banks that have been guaranteed by Mr. Xianshou Li, our chairman and chief executive officer, or jointly with his wife, Ms. Xiahe Lian. As of December 31, 2016, we had an aggregate of $292.4 million of outstanding borrowings that were guaranteed, directly or indirectly, by Mr. Xianshou Li and Ms. Xiahe Lian. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Liquidity and Capital Resources—Short-term Borrowings” and “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Liquidity and Capital Resources—Long-term Borrowings.”

In April 2007, ReneSola Zhejiang leased 24 apartments from Zhejiang Yuhuan for an aggregate rent of RMB36,000 ($5,185) per month. In October 2007, the parties entered into a written agreement to record the lease. In an agreement entered into in January 2009, the parties further clarified that this lease shall be a long-term agreement that will remain effective as long as none of the parties wish to terminate it. These leased apartments have been used as housing for ReneSola Zhejiang’s employees. The total rental in 2016 was RMB414,000 ($59,628).

In June 2008, ReneSola Zhejiang lent RMB17 million ($2.4 million) to Zhejiang Yuhuan to repay its debts owed to Desheng Energy Co., Ltd. In August 2008, we received RMB14 million ($2.0 million) from Zhejiang Yuhuan. As of December 31, 2016, we offset our outstanding loans to Zhejiang Yuhuan in RMB414,000 ($59,628) against the rents to be paid by us to Zhejiang Yuhuan.

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

In July 2015, we entered into an agreement with Pristine, a San Francisco-based solar project developer, to form a joint venture in the United States to accelerate our U.S. project development. On December 3, 2015, ReneSola filed an Action in the Superior Court of California, County of San Francisco, alleging that Pristine had breached the joint venture agreement. Pristine subsequently filed a cross-complaint alleging that we breached the joint venture agreement. On March 25, 2016, we entered into a binding settlement term sheet with Pristine and certain of its affiliates to resolve our dispute, dismiss the Action and transfer 88 MW solar energy projects under development in California, North Carolina, and Minnesota by Pristine and its affiliates to one of our wholly owned subsidiaries in the United States. The transfer was completed on May 31, 2016 and we have become the 100% indirect owner of the 88 MW portfolio of solar energy projects since then.

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

Our subsidiary in the UK, ReneSola UK Limited, has received a decision and subsequently a post-clearance duty demand note from HMRC of the UK Government, which requires ReneSola to pay retrospective anti-dumping duty, countervailing duty and value added tax of approximately £1.2 million ($1.7 million) in total associated with certain imports of solar panels from ReneSola Singapore Pte. Ltd and Enfield Solar Energy Ltd India between December 2013 and February 2014. UK Customs disagreed with our declared country of origin of these products. We are contesting the determination and have requested a review before HMRC. The final review decision of HMRC has not been announced as of the date of this annual report and is expected to be announced in May 2017. We expect to appeal any adverse decision to the competent customs tribunal in the United Kingdom.

Our subsidiary in Germany, ReneSola Deutschland GmbH, has received a post-clearance duty demand note from Dutch Customs, which requires ReneSola Deutschland GmbH to pay retrospective anti-dumping duty and countervailing duty of approximately €11.8 million ($13.1 million) in total associated with certain imports of solar panels from its various Indian OEM suppliers in late 2013 and early 2014. Dutch Customs disagreed with our declared country of origin of these imported products, and we have filed an administrative appeal with Dutch Customs. The final decision has not been announced as of the date of this annual report and is expected by the end of May 2017. If Dutch Customs dismisses the appeal, we expect to ask for a judicial review by lodging a judicial appeal before the Dutch Court.

We are vigorously contesting the above two claims, and we are currently unable to estimate the possibility of success or loss from our requests for review and/or appeal. The general statute of limitations to collect arrears of custom duties expires after three year from the date on which an import declaration was filed provided that no deliberate customs fraud possibly leading to criminal liability has been committed. As such and since we have not received any additional claims up to the date of this announcement, our products imported into the European Union before March 28, 2014 should not be subject to further duty demand by relevant customs. Moreover, we have fully exited from using OEMs from India, and made no further shipments to the European Union since the termination of its undertaking agreement to sell PV products at or above the Minimum Import Price in June 2015.

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

Our ADSs have been listed on the NYSE since January 29, 2008 and traded under the symbol “SOL.” For the period from January 29, 2008 to February 9, 2017, each of our ADS (prior to the ADS Ratio Change) represented two of our shares. On November 7, 2016, we received a notice from the NYSE that we did not meet NYSE’s price criteria for continued listing standard because the average closing price of our ADS (prior to the ADS Ratio Change) was less than $1.00 per ADS over a consecutive 30-trading-day period. In order to regain compliance, our board of directors authorized the ADS Ratio Change in January 2017. On February 10, 2017, we executed the ADS Ratio Change. Effective from February 10, 2017, the number of our shares represented by each ADS has been changed from two shares to 10 shares. The following table provides the high and low market prices for our ADSs on the NYSE, after giving effect to the ADS Ratio Change.

	Trading Price
	High	Low
	$	$
Quarterly Highs and Lows
First quarter of 2015	8.25	6.00
Second quarter of 2015	9.85	6.25
Third quarter of 2015	7.45	4.56
Fourth quarter of 2015	9.75	4.90
First quarter of 2016	9.25	5.90
Second quarter of 2016	7.30	5.60
Third quarter of 2016	6.40	4.74
Fourth quarter of 2016	5.55	3.05
First quarter of 2017	3.55	2.15

Annual and Monthly Highs and Lows
2012	16.90	5.40
2013	30.00	6.25
2014	22.30	6.05
2015	9.85	4.56
2016	9.25	3.05
October	5.55	4.63
November	4.85	3.25
December	4.10	3.05
2017
January	3.55	2.95
February	3.38	2.80
March	3.12	2.15
April (through April 26)	2.82	2.34

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs have been listed on the NYSE since January 29, 2008 under the symbol “SOL.” In August 2006, our shares were admitted for trading on the AIM. In November 2010, with the approval of our board of directors, our shares ceased to trade on AIM and our admission to trading on the AIM was cancelled.

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

In addition, the discussion below does not describe any tax consequences arising out of the Medicare tax on certain “net investment income” or any tax consequences arising out of the “Foreign Account Tax Compliance Act,” or FATCA regime.

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

Passive foreign investment company

Based on the market price of our ADSs, the value of our assets, and the composition of our income and assets, we do not believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2016. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the U.S. Internal Revenue Service will not take a contrary position. A non-U.S. corporation will be a PFIC for any taxable year if, applying certain look-through rules, either:

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

We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2017 or any future taxable year. Because the value of our assets for purposes of the asset test generally will be determined by reference to the market price of our ADSs or shares, fluctuations in the market price of the ADSs or shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC.

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

We previously filed with the SEC registration statements on Form F-1 (File Numbers 333-148550 and 333-151315) and Form F-3 (File Number 333-197388) and prospectus and prospectus supplements under the Securities Act with respect to the shares represented by the ADSs, preferred shares and warrants. We also filed with the SEC related registration statements on Form F-6 (File Numbers 333-148559 and 333-162257) with respect to the ADSs. We also filed with the SEC registration statements on Form S-8 (File Numbers 333-153647 and 333-175479) with respect to our securities to be issued under our 2007 share incentive plan.

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

We will furnish The Bank of New York Mellon, the depositary of our ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

I.	Subsidiary Information

For a list of our subsidiaries as of the date of this annual report, see Exhibit 8.1 appended hereto.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, inflation as measured by the consumer price index in China was 2.0%, 1.4% and 2.1% in 2014, 2015 and 2016, respectively.

Foreign Exchange Risk

Our sales in China are denominated in Renminbi, and our export sales are generally denominated in U.S. dollars and other currencies. Our costs and capital expenditures are largely denominated in Renminbi and foreign currencies, including U.S. dollars, Euro and Japanese Yen. Fluctuations in currency exchange rates, particularly between the U.S. dollar and Renminbi and between the Euro and Renminbi, could have a significant impact on our financial condition and results of operations, affect our gross and operating profit margins, and result in foreign exchange and operating gains or losses. For example, as of December 31, 2015 and 2016, we held $161.2 million and $116.7 million, respectively, in accounts receivable, including notes receivable, some of which were denominated in U.S. dollars. Had we converted all of our accounts receivable, including notes receivable, as of either date into Renminbi at an exchange rate of RMB6.9430 for $1.00, the exchange rate as of December 31, 2016, our accounts receivable would have been RMB1,119.2 million and RMB810.1 million as of December 31, 2015 and 2016, respectively.

Assuming that Renminbi depreciates by a rate of 10% to an exchange rate of RMB7.7144, we would record a gain in the fair value of our accounts receivable in Renminbi terms. A 10% depreciation of Renminbi would result in our holding Renminbi equivalents of RMB1,243.6 million and RMB900.1 million in accounts receivable as of December 31, 2015 and 2016, respectively. These amounts would therefore reflect a theoretical gain of RMB124.4 million and RMB90.0 million for our accounts receivable as of December 31, 2015 and 2016, respectively.

Assuming that Renminbi appreciates by a rate of 10% to an exchange rate of RMB6.3118, we would record a loss in the fair value of our accounts receivable in Renminbi terms. A 10% appreciation of Renminbi would result in our holding Renminbi equivalents of RMB1,017.5 million and RMB736.4 million in accounts receivable as of December 31, 2015 and 2016, respectively. These amounts would therefore reflect a theoretical loss of RMB101.8 million and RMB73.6 million for our accounts receivable as of December 31, 2015 and 2016, respectively.

This calculation model is based on multiplying our accounts receivable, which are held in U.S. dollars, by a smaller Renminbi equivalent amount resulting from an appreciation of Renminbi. This calculation model does not take into account optionality nor does it take into account the use of financial instruments.

We incurred foreign currency exchange losses of approximately $27.0 million, exchange losses of approximately $2.1 million and exchange gains of approximately $8.9 million in 2014, 2015 and 2016, respectively. Our risk management strategy includes the use of derivative and non-derivative financial instruments as hedges of foreign currency exchange risk, whenever management determines their use to be reasonable and practical. This strategy does not permit the use of derivative financial instruments for trading purposes, nor does it allow for speculation. The purpose of our foreign currency derivative activities is to protect us from the risk that the U.S. dollar net cash flows resulting from forecasted foreign currency-denominated transactions will be negatively affected by changes in exchange rates. We use foreign currency forward exchange contracts to offset changes in the amount of future cash flows associated with certain third-party sales expected to occur within the next two years. Gains or losses on those contracts are recognized in other income in the consolidated income statements. The recognition of gains or losses resulting from changes in the values of those derivative instruments is based on the use of each derivative instrument. We had net gains of $6.1 million, net losses of $6.0 million and net gains of $4.6 million on derivative instruments from foreign currency forward exchange contracts in 2014, 2015 and 2016, respectively.

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

	As of December 31,
	2014	2015	2016
	(in thousands)
100 basis point
increase in loss and decrease in equity	$7,848	$7,337	$6,242

A 100 basis point decrease would have had the equal but opposite effect to the amounts shown above, assuming all other variables remain constant.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Fees and Charges Our ADS Holders May Have to Pay

Our American depositary shares, each of which represents 10 shares, are listed on the NYSE. The Bank of New York Mellon is the depositary of our ADS program. The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deductions from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary may refuse to provide fee-attracting services until its fees for those services are paid. The depositary may use affiliated brokers or other agents in performing services, and such agents may earn or share fees, spreads or commissions relating hereto.

Persons depositing or withdrawing shares or holders of ADSs must pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

•     Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

•     Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.02 (or less) per ADS	• Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities that are distributed by the depositary to ADS holders

$.02 (or less) per ADSs per calendar year	• Depositary services

Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	• Cable, telex and facsimile transmissions as provided in the deposit agreement • Converting foreign currency to U.S. dollars

Taxes and other governmental charges payable by the depositary or the custodian on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

Persons depositing or withdrawing shares or holders of ADSs must pay:	For:

Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to make certain annual payments to us for reimbursement of expenses we incur that are related to the administration and maintenance of our ADS facility including, but not limited to, investor relations expenses, the annual NYSE listing fees, ADS offering expenses or any other program related expenses. There are limits on the amount of payments and reimbursements from the depositary. The annual reimbursement is conditioned on certain requirements and criteria and will be adjusted proportionately to the extent such requirements or criteria are not met. For the year ended December 31, 2016, we received nil from the depositary in respect of such reimbursement. The depositary has also agreed to waive certain fees and expenses. For the year ended December 31, 2016, the depositary waived a total of $55,117.76 for the standard fees and expenses associated with the maintenance and administration of the ADR program.

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

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and our chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this annual report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of December 31, 2016, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2016 using criteria established in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2016, based on the criteria established in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm, who audited our consolidated financial statements for the year ended December 31, 2016, has also audited the effectiveness of internal control over financial reporting as of December 31, 2016 and issued an attestation report on management’s assessment of our internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm

To the Board of Directors and Shareholders of ReneSola Ltd

We have audited the internal control over financial reporting of ReneSola Ltd and subsidiaries (the “Company”) as of December 31, 2016, based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and the related financial statement schedule as of and for the year ended December 31, 2016 of the Company and our report dated April 28, 2017 expressed an unqualified opinion on those financial statements and financial statement schedule.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 28, 2017

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

	For the Year Ended December 31,
	2014	2015	2016
	(in thousands)
Audit fees(1)	$1,147	$937	$879
Audit-related fees(2)	28	—	—
Tax fees(3)	78	64	60
Other fees	—	—	—

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

In September 2015, our board of directors authorized a share repurchase program under which we may repurchase up to $20 million in aggregate value of our outstanding ADSs within 12 months ending September 2016 on the open market or in privately negotiated transactions. In September 2016, our board decided to extend the share repurchase program for another 12 months ending September 2017. As of December 31, 2016, we repurchased an aggregate of 441,906 ADSs, representing approximately 4,419,060 shares, on the open market for a total cash consideration of $2.3 million. All of such repurchased shares have been canceled as of March 31, 2017.

Other than those disclosed in this item, we did not repurchase our shares pursuant to non-publicly announced plans or programs.

The table below set forth the information for our repurchase of our shares for each month included in the period covered by the report (all ADS and per ADS data have been adjusted to give effect to the ADS Ratio Change):

Period	Total Number of ADSs Purchased	Average Price Paid per ADS(1)	Total Number of ADSs Purchased as Part of Publicly Announced Programs	Maximum Dollar Value of ADSs that may yet be Purchased Under the Program
September 2015	161,477	$4.90	161,477	19,212,038.40
October 2015	—	—	—	—
November 2015	—	—	—	—
December 2015	—	—	—	—
January 2016	—	—	—	—
February 2016	—	—	—	—
March 2016	100,638	7.15	262,115	18,494,042.18
April 2016	34,621	7.00	296,736	18,252,111.94
May 2016	—	—	—	—
June 2016	—	—	—	—
July 2016	—	—	—	—
August 2016	—	—	—	—
September 2016	—	—	—	—
October 2016	—	—	—	—
November 2016	—	—	—	—
December 2016	145,170	3.40	441,906	17,760,805.77
January 2017	—	—	—	—
February 2017	—	—	—	—
March 2017	—	—	—	—

(1)	Excluding broker commission fees.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

Section 303A.08 of the NYSE Listed Company Manual requires a NYSE listed company to obtain its shareholders’ approval of all equity-compensation plans, and any material revisions to the terms of such plans. Section 303A.11 permits a foreign private issuer like our company to follow home country practice in certain corporate governance matters. Our British Virgin Islands counsel, Harney Westwood & Riegels LLP, has advised that under the existing British Virgin Islands laws, we are not required to obtain shareholders’ approval for amendments to our existing equity incentive plan. However, it should be noted that under the terms of the equity incentive plan, shareholder approval is required for certain changes to the terms of the plan. In July 2016, our board of directors approved the amendment and restatement of our 2007 share incentive plan, which was approved by our shareholders in our 2016 annual general meeting on August 29, 2016. We will continue to follow the British Virgin Islands practice.

Other than the home country practice described above, we are not aware of any significant ways in which our corporate governance practices differ from those followed by U.S. domestic companies under the NYSE listing rules.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18	FINANCIAL STATEMENTS

The consolidated financial statements of ReneSola are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Memorandum and Articles of Association, as amended (incorporated by reference to Exhibit 3.1 of our pre-effective amendment No. 2 to Form F-3 registration statement filed with the Securities and Exchange Commission on September 6, 2013)

2.1	Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 1 from our post-effective amendment No. 1 to Form F-6 registration statement (File No. 333-162257), as amended, initially filed with the Commission on August 24, 2011)

2.2	Registrant’s Specimen Certificate for Shares (incorporated by reference to Exhibit 4.2 from our Form F-1 registration statement (File No. 333-151315) filed with the Commission on May 30, 2008)

2.3	Form of Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated by reference to Exhibit 1 from our post-effective amendment No. 1 to the Form F-6 registration statement (File No. 333-162257) filed with the Commission on August 24, 2011)

2.4	Rights Agreement dated August 22, 2011 between the Registrant and The Bank of New York Mellon, as Rights Agent (incorporated by reference to Exhibit 4.1 of the Report of Foreign Private Issuer on Form 6-K (File No. 001-33911) filed with the Securities and Exchange Commission on August 22, 2011)

2.5	Standstill Agreement dated August 22, 2011 between the Registrant and Xianshou Li (incorporated by reference to Exhibit 4.2 of the Report of Foreign Private Issuer on Form 6-K (File No. 001-33911) filed with the Securities and Exchange Commission on August 22, 2011)

4.1	2007 Share Incentive Plan, amended and restated as of August 29, 2016 (incorporated by reference to Exhibit 10.1 of the post-effective amendment to our registration statement on Form S-8 (File No. 333-153647) filed with the Securities and Exchange Commission on August 29, 2016)

4.2	Form of Indemnification Agreement with the Registrant’s Directors (incorporated by reference to Exhibit 10.2 from our Form F-1 registration statement (File No. 333-151315) filed with the Commission on May 30, 2008)

4.3	Service Agreement among the Registrant, ReneSola Zhejiang Ltd. (formerly known as Zhejiang Yuhui Solar Energy Source Co., Ltd.) and Xianshou Li dated May 22, 2006 (incorporated by reference to Exhibit 10.3 from our Form F-1 registration statement (File No. 333-151315) filed with the Commission on May 30, 2008)

Exhibit Number	Description of Document

4.4	English Translation of Supplemental Agreement to Service Agreement among the Registrant, ReneSola Zhejiang Ltd. (formerly known as Zhejiang Yuhui Solar Energy Source Co., Ltd.), ReneSola Shanghai Ltd. and Xianshou Li dated August 1, 2014 (incorporated by reference to Exhibit 4.4 of our Annual Report on Form 20-F (File No. 001-33911) filed with the Securities and Exchange Commission on April 23, 2015)

4.5	English Translation of the Form of Employment Relationship Adjustment Agreement among ReneSola Zhejiang Ltd., ReneSola Shanghai Ltd. and our executive officers (incorporated by reference to Exhibit 4.5 of our Annual Report on Form 20-F (File No. 001-33911) filed with the Securities and Exchange Commission on April 23, 2015)

4.6	English Translation of the Form of Employment Contract between ReneSola Shanghai Ltd. and its executive officers (incorporated by reference to Exhibit 4.6 of our Annual Report on Form 20-F (File No. 001-33911) filed with the Securities and Exchange Commission on April 23, 2015)

4.7	English Translation of the Form of Employment Contract between ReneSola Zhejiang Ltd. and its executive officers (incorporated by reference to Exhibit 4.7 of our Annual Report on Form 20-F (File No. 001-33911) filed with the Securities and Exchange Commission on April 23, 2015)

4.8	English Translation of the Form of Employment Contract between ReneSola Jiangsu Ltd. and its executive officers (incorporated by reference to Exhibit 4.8 of our Annual Report on Form 20-F (File No. 001-33911) filed with the Securities and Exchange Commission on April 23, 2015)

4.9	Form of Service Agreement between ReneSola Deutschland Gmbh and its executive officers (incorporated by reference to Exhibit 4.9 of our Annual Report on Form 20-F (File No. 001-33911) filed with the Securities and Exchange Commission on April 23, 2015)

4.10	Form of Service Agreement between ReneSola America Inc. and its executive officers (incorporated by reference to Exhibit 4.10 of our Annual Report on Form 20-F (File No. 001-33911) filed with the Securities and Exchange Commission on April 23, 2015)

4.11	English Translation of Lease Agreement between Zhejiang Yuhuan and ReneSola Zhejiang Ltd. (formerly known as Zhejiang Yuhui Solar Energy Source Co., Ltd.) dated January 1, 2009 (incorporated by reference to Exhibit 4.30 of our Annual Report on Form 20-F (File No. 001-33911) filed with the Securities and Exchange Commission on June 7, 2010)

4.12	Form of Warrant to Purchase Shares represented by American Depositary Shares (incorporated by reference to Exhibit 4.1 of the Report of Foreign Private Issuer on Form 6-K (File No. 001-33911) filed with the Securities and Exchange Commission on September 12, 2013)

4.13	Form of Securities Purchase Agreement dated September 11, 2013 (incorporated by reference to Exhibit 10.1 of the Report of Foreign Private Issuer on Form 6-K (File No. 001-33911) filed with the Securities and Exchange Commission on September 12, 2013)

4.14	Form of Placement Agent Agreement dated September 11, 2013 (incorporated by reference to Exhibit 10.2 of the Report of Foreign Private Issuer on Form 6-K (File No. 001-33911) filed with the Securities and Exchange Commission on September 12, 2013)

8.1*	Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our Form F-1 registration statement (File No. 333-151315) filed with the Commission on May 30, 2008)

12.1*	CEO Certification, pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification, pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description of Document

13.1**	CEO Certification, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Harney Westwood & Riegels LLP

15.2*	Consent of Haiwen & Partners

15.3*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

101*

Financial information from the Registrant for the year ended December 31, 2016 formatted in eXtensible Business Reporting Language (XBRL):

(i) Consolidated Balance Sheets as of December 31, 2015 and 2016; (ii) Consolidated Income Statements for the Years Ended December 31, 2014, 2015 and 2016; (iii) Consolidated Statements of Comprehensive Loss for the Years Ended December 31, 2014, 2015 and 2016; (iv) Consolidated Statements of Changes in Equity for the Years Ended 31, 2014, 2015 and 2016; (v) Consolidated Statements of Cash Flows for the Years Ended December 31, 2014, 2015 and 2016; (vi) Notes to the Consolidated Financial Statements; and (vii) Schedule I—ReneSola Ltd Condensed Financial Statements

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

Date: April 28, 2017

[Signature Page to 20-F]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ReneSola Ltd:

We have audited the accompanying consolidated balance sheets of ReneSola Ltd and subsidiaries (the “Company”) as of December 31, 2015 and 2016, and the related consolidated income statements, statements of comprehensive loss, changes in equity, and cash flows for each of the three years in the period ended December 31, 2016. Our audits also included the financial statement schedule included in Schedule I. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of ReneSola Ltd and subsidiaries as of December 31, 2015 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 28, 2017 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP
Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 28, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ReneSola Ltd:

We have audited the internal control over financial reporting of ReneSola Ltd and subsidiaries (the “Company”) as of December 31, 2016, based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and the related financial statement schedule as of and for the year ended December 31, 2016 of the Company and our report dated April 28, 2017  expressed an unqualified opinion on those financial statements and financial statement schedule.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP
Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 28, 2017

RENESOLA LTD

CONSOLIDATED BALANCE SHEETS

(Amounts expressed in U.S. dollars)

	As of December 31,
	2015	2016
ASSETS
Current assets:
Cash and cash equivalents	$38,045,225	$37,336,382
Restricted cash	140,337,531	95,865,515
Accounts receivable, net of allowances for doubtful accounts of $5,152,466 and $4,081,503 as of December 31,2015 and 2016, respectively	117,552,365	72,818,682
Notes receivable	43,613,485	43,858,319
Inventories	193,171,119	143,976,055
Advances to suppliers-current, net	18,479,686	14,943,450
Amounts due from related parties	110,952	13,065,625
Value added tax recoverable	24,525,347	3,259,607
Income tax recoverable	3,609,414	1,080,878
Prepaid expenses and other current assets	27,805,783	22,838,138
Project assets current	20,213,622	48,177,416
Assets held-for-sale	4,240,878	7,558,218
Derivative assets	56,253	2,715,736
Deferred tax assets-current, net	5,988,646	-

Total current assets	637,750,306	507,494,021

Property, plant and equipment, net	630,462,070	491,255,212
Prepaid land use right, net	37,239,795	31,850,188
Deferred tax assets-non-current, net	10,237,718	15,538,942
Advances for purchases of property, plant and equipment, net	381,958	845,907
Project assets non-current	-	6,709,991
Other non-current assets	9,373,292	18,336,528
Deferred project costs	20,874,446	16,374,899

Total assets	$1,346,319,585	$1,088,405,688

See notes to consolidated financial statements.

RENESOLA LTD

CONSOLIDATED BALANCE SHEETS-(Continued)

(Amounts expressed in U.S. dollars)

	As of December 31,
	2015	2016
LIABILITIES AND SHAREHOLERS' EQUITY
Current liabilities:
Short-term borrowings	$668,787,546	$595,433,960
Convertible bond payable, net	26,145,000	-
Accounts payable	300,176,417	223,302,995
Advances from customers-current	28,101,183	21,997,987
Amounts due to related parties	2,676,614	1,257,367
Other current liabilities	77,238,265	62,124,942
Income tax payable	129,845	314,870
Derivative liabilities	29,519	-
Warrant liability	577,500	-

Total current liabilities	1,103,861,889	904,432,121

Long-term borrowings	38,776,693	28,835,700
Warranty	36,023,946	35,058,973
Deferred revenue	32,376,386	32,242,995
Deferred subsidies	23,241,899	20,824,155
Other long-term liabilities	104,860	865,964

Total liabilities	1,234,385,673	1,022,259,908

Commitments and contingencies (see Note 18)
Shareholders' equity
Common shares (500,000,000 shares; no par value shares authorized at December 31, 2015 and 2016; 203,331,288 shares issued and 203,205,688 shares outstanding at December 31, 2015; 202,478,702 shares issued and 200,538,902 shares outstanding at December 31, 2016)	477,964,702	477,171,487
Treasury stock	-	(513,137)
Additional paid-in capital	7,669,350	8,229,330
Accumulated deficit	(435,276,897)	(469,975,148)
Accumulated other comprehensive income	61,576,757	51,233,248

Total equity	111,933,912	66,145,780

Total liabilities and shareholders' equity	$1,346,319,585	$1,088,405,688

RENESOLA LTD

CONSOLIDATED INCOME STATEMENTS

(Amounts expressed in U.S. dollars, except number of shares and per share data)

	Years ended December 31,
	2014	2015	2016
Net revenues:
Product sales	$1,552,893,052	$1,270,558,771	$911,552,022
Product sales – related party	2,898,698	53,538	40,171,544
Processing services	8,603,976	11,472,675	18,284,267
Total net revenues	1,561,497,028	1,282,031,446	929,836,289
Cost of revenues:
Product sales	1,346,151,113	1,086,790,937	807,947,537
Product sales – related party	2,733,991	54,756	37,038,840
Processing services	6,062,630	7,366,665	12,392,670
Total cost of revenues	1,352,213,743	1,094,157,602	820,340,207
Gross profit	209,283,285	187,873,844	109,496,082
Operating expenses (income):
Sales and marketing	93,067,159	72,294,911	47,463,930
General and administrative	67,293,891	59,290,266	51,458,708
Research and development	52,575,143	43,905,312	27,286,652
Other operating income	(11,870,403)	(16,919,975)	(6,265,543)
Impairment of long-lived assets	-	-	4,624,979
Total operating expenses	201,065,790	158,570,514	124,568,726
Income (loss) from operations	8,217,495	29,303,330	(15,072,644)
Non-operating expenses (income):
Interest income	(5,009,687)	(2,875,075)	(2,353,343)
Interest expense	49,015,802	43,417,785	33,939,704
Foreign exchange losses (gains)	27,009,411	2,136,980	(8,872,806)
Losses (gains) on derivatives, net	(6,057,941)	6,030,915	(4,591,991)
Gain on disposal of subsidiaries	(8,253,229)	-	-
Gains on repurchase of convertible notes	(7,048,188)	(13,693,269)	(212,056)
Fair value change of warrant liability	(7,455,000)	(1,312,500)	(577,500)
Loss before income tax, non-controlling interests	(33,983,673)	(4,401,506)	(32,404,652)
Income tax benefit (expense)	349,880	(673,616)	(2,293,599)
Net loss	(33,633,793)	(5,075,122)	(34,698,251)
Less: net loss attributed to non-controlling interests	(3,772)	-	-
Net loss attributed to ReneSola Ltd	$(33,630,021)	$(5,075,122)	$(34,698,251)
Loss per share
Basic	$(0.17)	$(0.02)	$(0.17)
Diluted	$(0.17)	$(0.02)	$(0.17)
Weighted average number of shares used in computing loss per share
Basic	203,550,049	204,085,041	202,229,767
Diluted	203,550,049	204,085,041	202,229,767

See notes to consolidated financial statements

RENESOLA LTD

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts expressed in U.S. dollars)

	Year ended December 31,
	2014	2015	2016
Net loss	$(33,633,793)	$(5,075,122)	$(34,698,251)
Other comprehensive loss, net of tax of nil:
Foreign currency translation adjustment	(2,533,628)	(19,503,275)	(10,343,509)
Other comprehensive loss	(2,533,628)	(19,503,275)	(10,343,509)
Comprehensive loss	(36,167,421)	(24,578,397)	(45,041,760)
Less: comprehensive loss attributable to non-controlling interest	(3,772)	-	-
Comprehensive loss attributable to ReneSola Ltd	$(36,163,649)	$(24,578,397)	$(45,041,760)

See notes to consolidated financial statements

RENESOLA LTD

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amount expressed in U.S. dollars, except number of shares)

	Common shares		Treasury	Additional paid-in	Retained earnings (accumulated	Accumulated other comprehensive	Equity (Deficit) attributable to	Non controlling	Total Equity
	Shares	Amount	Stock	capital	deficit)	income	ReneSola Ltd	interest	(Deficit)
Balance at January 1, 2014	203,367,464	$475,816,214	$-	$5,949,778	$(396,571,754)	$83,613,660	$168,807,898	$208,646	$169,016,544
Net loss	-	-	-	-	(33,630,021)	-	(33,630,021)	(3,772)	(33,633,793)
Other comprehensive loss, net of tax	-	-	-	-	-	(2,533,628)	(2,533,628)	-	(2,533,628)
Share-based compensation	-	-	-	2,240,126	-	-	2,240,126	-	2,240,126
Share exercised by employee	410,000	949,674	-	(677,730)	-	-	271,944	-	271,944
Repurchase from non-controlling interest	-	-	-	-	-	-	-	(204,874)	(204,874)
Balance at December 31, 2014	203,777,464	$476,765,888	$-	$7,512,174	$(430,201,775)	$81,080,032	$135,156,319	$-	$135,156,319
Net loss	-	-	-	-	(5,075,122)	-	(5,075,122)	-	(5,075,122)
Other comprehensive loss, net of tax	-	-	-	-	-	(19,503,275)	(19,503,275)	-	(19,503,275)
Share-based compensation	-	-	-	1,527,494	-	-	1,527,494	-	1,527,494
Share exercised by employee	1,043,000	2,010,998	-	(1,370,318)	-	-	640,680	-	640,680
Repurchase of common shares	(1,614,776)	-	(812,184)	-	-	-	(812,184)	-	(812,184)
Cancellation of ADSs	-	(812,184)	812,184	-	-	-	-	-	-
Balance at December 31, 2015	203,205,688	$477,964,702	$-	$7,669,350	$(435,276,897)	$61,576,757	$111,933,912	$-	$111,933,912
Net loss	-	-	-	-	(34,698,251)	-	(34,698,251)	-	(34,698,251)
Other comprehensive loss, net of tax	-	-	-	-	-	(10,343,509)	(10,343,509)	-	(10,343,509)
Share-based compensation	-	-	-	746,980	-	-	746,980	-	746,980
Share exercised by employee	137,500	187,000	-	(187,000)	-	-	-	-	-
Repurchase of common shares	(2,804,286)	-	(1,493,352)	-	-	-	(1,493,352)	-	(1,493,352)
Cancellation of ADSs	-	(980,215)	980,215	-	-	-	-	-	-
Balance at December 31, 2016	200,538,902	$477,171,487	$(513,137)	$8,229,330	$(469,975,148)	$51,233,248	$66,145,780	$-	$66,145,780

See notes to consolidated financial statements

RENESOLA LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts expressed in U.S. dollars)

	Years ended December 31,
	2014	2015	2016
Operating activities:
Net loss	$(33,633,793)	$(5,075,122)	$(34,698,251)
Adjustment to reconcile net loss to net cash provided by (used in) operating activities:
Impairment of long-lived assets	-	-	4,624,979
Inventory write-down	808,031	619,858	1,963,411
Depreciation	90,223,634	90,112,980	83,205,965
Amortization of deferred convertible notes issuance costs and premium	933,152	764,527	32,935
Allowance of doubtful receivables, advance to suppliers and prepayment for purchases of property, plant and equipment	5,710,167	117,520	1,993,446
Losses (gains) on derivatives	(6,057,941)	6,030,915	(4,591,991)
Share-based compensation	2,240,126	1,527,494	746,980
Losses (gains) on disposal of long-lived assets	1,486,466	4,658,023	(1,012,515)
Gain on disposal of land use right	(64,283)	-	-
Fair value change of warrant liability	(7,455,000)	(1,312,500)	(577,500)
Gain from settlement of certain payable	-	(9,125,954)	-
Gains on repurchase of convertible notes	(7,048,188)	(13,693,269)	(212,056)
Gains on disposal of solar project	(8,253,229)	-	(2,526,572)
Changes in assets and liabilities:
Accounts receivable	27,669,692	(28,886,971)	30,692,217
Notes receivable	17,940,468	(29,876,409)	(9,322,150)
Inventories	(19,210,219)	121,765,462	10,470,840
Advances to suppliers	(8,237,614)	8,282,514	860,182
Amounts due to/from related parties	(1,508,056)	(432,998)	(14,648,405)
Value added tax recoverable	(2,370,868)	4,279,053	20,643,679
Prepaid expenses and other assets	40,319,263	15,169,401	(7,879,348)
Prepaid land use right	512,595	694,895	2,001,755
Accounts payable	(174,893,352)	(158,969,132)	(52,547,492)
Advances from customers	(15,231,114)	(58,666,118)	(1,909,153)
Income tax payables	(3,795,493)	(2,423,668)	2,686,038
Other current liabilities	9,224,022	(2,951,445)	117,836
Deferred revenue	-	32,376,386	-
Other non-current assets	(158,952)	-	-
Other long-term liabilities	(2,874,319)	(1,728,349)	(55,527)
Warranty	8,043,681	5,759,388	1,344,475
Deferred tax assets	(2,151,417)	2,537,916	1,447,306
Project assets and deferred project costs	(33,856,418)	20,655,210	(5,317,205)
Net cash provided by (used in) operating activities	(121,688,959)	2,209,607	27,533,879

RENESOLA LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS-(Continued)

(Amounts expressed in U.S. dollars)

	Years ended December 31,
	2014	2015	2016
Investing activities:
Purchases of property, plant and equipment	(51,813,162)	(14,437,852)	(9,964,203)
Advances for purchases of property, plant and equipment	(2,699,262)	(2,383,131)	(1,661,101)
Cash received from government subsidy	12,218,438	-	-
Proceeds from disposal of property, plant and equipment	93,411	5,751,414	12,029,675
Proceeds from disposal of solar project	18,679,663	-	3,190,678
Changes in restricted cash	134,584,395	(24,503,612)	36,675,009
Increase in investments	-	(83,150)	-
Net cash received (paid) on settlement of derivatives	4,397,504	(4,371,142)	1,889,873
Net cash provided by (used in) investing activities	115,460,987	(40,027,473)	42,159,931
Financing activities:
Proceeds from bank borrowings	1,063,769,258	1,100,033,042	1,013,574,352
Proceeds from related parties	4,000,000	3,000,000	-
Repayment to related parties	-	(7,000,000)	-
Repayment of bank borrowings	(1,045,904,061)	(1,052,642,690)	(1,048,523,495)
Proceeds from exercise of stock options	993,329	640,680	-
Repurchase of convertible notes	(9,809,860)	(54,376,600)	(25,931,219)
Cash paid for ADSs repurchase	-	(812,183)	(1,493,352)
Net cash provided by (used in) financing activities	13,048,666	(11,157,751)	(62,373,714)
Effect of exchange rate changes	6,254,232	(12,826,762)	(8,028,939)
Net increase (decrease) in cash and cash equivalents	13,074,926	(61,802,379)	(708,843)
Cash and cash equivalents, beginning of year	86,772,678	99,847,604	38,045,225
Cash and cash equivalents, end of year	$99,847,604	$38,045,225	$37,336,382
Supplemental schedule of non-cash transactions
Project assets reclassified to property, plant and equipment, net	$27,127,591	$-	$-
Increases in payables for purchase of property, plant and equipment	$45,377,459	$37,754,500	$11,569,972
Banknotes, included in notes receivable, used to purchase equipment	$13,321,415	$24,984,882	$9,077,316
Supplemental disclosure of cash flow information
Interest paid	$42,309,295	$44,833,732	$34,630,991
Income tax paid	$5,866,131	$2,395,594	$858,616

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

The following table lists major subsidiaries of the Company as of December 31, 2016:

Subsidiaries	Date of acquisition	Date of incorporation	Place of incorporation	Date of commencement	Percentage of ownership
ReneSola Zhejiang Ltd. formerly known as ZhejiangYuhui Solar Energy Source Co., Ltd. (“ReneSola Zhejiang”)	N/A	August 7, 2003	People’s Republic of China (“PRC”)	July, 2005	100%
ReneSola America Inc. (“ReneSola America”)	N/A	November 12, 2006	United States of America	November, 2006	100%
ReneSola Singapore Pte Ltd. (“ReneSola Singapore”)	N/A	March 28, 2007	Singapore	May, 2007	100%
Sichuan ReneSola Silicon Material Co., Ltd. (“Sichuan ReneSola”)	N/A	August 25, 2007	PRC	July, 2009	100%
ReneSola Jiangsu Ltd. (“ReneSola Jiangsu”)	May 31, 2009	November 8, 2005	PRC	May 31, 2009	100%
Zhejiang ReneSola System Integration Ltd. Formerly known as Zhejiang ReneSola Photovoltaic Materials Co., Ltd. (“Zhejiang ReneSola PV Materials”)	N/A	April 30,2010	PRC	January, 2011	100%
Sichuan Ruiyu New Materials Technology Co., Ltd. (“Sichuan Ruiyu”)	N/A	August 24,2010	PRC	July, 2011	100%
Sichuan Ruixin Photovoltaic Materials Co., Ltd. (“Sichuan Ruixin”)	N/A	November 23, 2010	PRC	N/A*	100%
Sichuan SiLiDe Composite Materials Co., Ltd. (“Sichuan SiLiDe”)	N/A	July 11, 2011	PRC	N/A*	100%
ReneSola Deutschland GmbH (“ReneSola Germany”)	N/A	September26, 2011	Germany	August, 2012	100%
ReneSola New Energy S.A.R.L (“ReneSola New Energy”)	N/A	March 28, 2012	Luxemburg	N/A*	100%
ReneSola Australia PTY LTD (“ReneSola Australia”)	N/A	July 30, 2012	Australia	November, 2012	100%
ReneSola Japan Ltd. (“ReneSola Japan”)	N/A	July 9, 2012	Japan	November, 2012	100%
LUCAS EST S.R.L (“LUCAS”).	September 13, 2012	December 17, 2008	Romania	January, 2014	100%
ECOSFER ENERGY S.R.L (“ECOSFER”).	September 26, 2012	November 17, 2011	Romania	January, 2014	100%
ReneSola India Private Limited (“ReneSola India”)	N/A	November 22, 2012	India	December, 2012	100%
Lucas Est Korea Co., Ltd (“Lucas Korea”)	N/A	March 12, 2013	Korea	N/A*	100%

Subsidiaries	Date of acquisition	Date of incorporation	Place of incorporation	Date of commencement	Percentage of ownership
Ecosfer Energy Korea Co., Ltd (“Ecosfer Korea”)	N/A	March 12, 2013	Korea	N/A*	100%
ReneSola UK Limited (“ReneSola UK”)	N/A	April 11, 2013	UK	July, 2013	100%
ReneSola Shanghai Ltd (“ReneSola Shanghai”)	N/A	May 30, 2013	PRC	October, 2013	100%
ReneSola South Africa Proprietary Limited (“ReneSola South Africa”)	N/A	July 6, 2013	South Africa	February, 2014	100%
ReneSola Panama Inc. (“ReneSola Panama”)	N/A	December 28, 2013	Panama	March, 2014	100%
ReneSola France SAS (“ReneSola France”)	N/A	February 7, 2014	France	July, 2014	100%
ReneSola Italy S.R.L. (“ReneSola Italy”)	N/A	March 28, 2014	Italy	June, 2014	100%
ReneSola(Thailand) Inc. (“ReneSola Thailand”)	N/A	February 24, 2014	Thailand	February, 2015	100%
RENESOLA MEXICO,S,de R.L de C.V. (“ReneSola Mexico”)	N/A	April 10, 2014	Mexico	July, 2014	100%
RENESOLA TURKEY GüNES ENERJISI TEKNOLOJI HIZMETLERI VE TICARET L (“ReneSola Turkey”)	N/A	April 22, 2014	Turkey	August, 2014	100%
PT. ReneSola Clean Energy (“ReneSola Indonesia”)	N/A	May 14, 2014	Indonesia	February, 2015	100%
RENESOLA DO BRASIL COMERCIO E REPRENTACAO LTDA (“ReneSola Brazil”)	N/A	May 12, 2014	Brazil	December, 2015	100%
RENESOLA ENGINEERING INTERNATIONAL GMBH (“ReneSola Austria”)	N/A	July 22, 2014	Austria	December, 2014	100%
RENESOLA Canada Limited (“ReneSola Canada")	N/A	June 23, 2014	Canada	December, 2014	100%
ReneSola Investment Management Ltd ("ReneSola Investment")	N/A	December 2, 2014	British Virgin Island	July, 2015	100%
Renesola Energy, INC.	N/A	December 22, 2014	United States	September, 2015	100%
Renesola Power, Inc. ("Renesola Power")	N/A	July 23, 2015	United States	September, 2016	100%
Renesola UK Rooftop Limited ("Renesola UK Rooftop")	N/A	August 6, 2015	UK	April, 2016	100%
Baynergy, LLC ("Baynergy")	N/A	July 8, 2015	United States	April, 2016	100%
Renesola Shaoxing Ltd	N/A	March 9, 2016	PRC	April, 2016	100%
Renesola Pan'an Ltd	N/A	March 28, 2016	PRC	April, 2016	100%
ReneSola Power Holdings LLC.	N/A	May 19, 2016	United States	September, 2016	100%
RSE Land Holdings, LLC.	N/A	December 12, 2016	United States	N/A*	100%

*: These companies had not commenced operations as of December 31, 2016.

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

(a) Basis of presentation

The consolidated financial statements have been prepared and presented in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The realization of assets and the satisfaction of liabilities in the normal course of business are dependent on, among other things, the Company’s ability to generate cash flows from operations, and the Company’s ability to arrange adequate financing arrangements, including the renewal or rollover of its bank borrowings, to support its working capital requirements.

The following factors raise substantial doubt about the Company's ability to continue as a going concern for the foreseeable future.

•	For the year ended December 31, 2016, the Company incurred a net loss of $34,698,251.

•	As of December 31, 2016, the Company's current liabilities exceed its current assets by $396,938,100. While the Company had cash and cash equivalents of $37,336,382, it had short-term bank borrowings of $595,433,960 all due within one year.

These factors are mitigated by the following plans and actions:

•	As of April 2017, the Company has performed a review of its cash flow forecast for the twelve months ending April 2018. The Company believes that its operating cash flow in the forecasted period will be positive. While management believes the forecast is based on reasonable assumptions including: i) despite the possible fluctuation for the raw material prices, the cost to produce modules and wafers is estimated to be marginally lower for the forecasted period ending April 2018, respectively, as a result of continuous cost control effectiveness and technology improvements, and ii) the Company expects the solar project business to generate positive cash inflow in the forecasted period.

•	While there can be no assurance that the Company will be able to refinance its short-term bank borrowings as they become due, historically, the Company has rolled over or obtained replacement borrowings from existing credit for most of its short-term bank loans upon the maturity date of the loans. As of March 31, 2017, the Company has successfully rolled over $83.7 million short-term borrowings outstanding as of December 31, 2016 and has assumed it will continue to be able to do so for the foreseeable future.

•	As of March 31, 2017, the Company has unused lines of credit of $61.0 million, of which $59.5 million is related to trade financing. Based on the Company's historical experience, trade facilities funding request will be approved in the normal course provided that the Company submits the required supporting documentation and the amount is within the credit limit granted.

•	In March 2017, the Company received non-binding letters of commitment from four banks to support their financing in the amount of $389.9 million, of which $288.6 million is related to short term loan and $101.3 million related to trade financing. However, the non-binding letters of commitment from banks do not have a stated term, and may be withdrawn by the banks at their discretion.

Based on the above factors, management believes that adequate sources of liquidity will exist to fund the Company’s working capital and capital expenditures requirements, and to meet its short term debt obligations, other liabilities and commitments as they become due.

(b) Basis of consolidation

The consolidated financial statements include the financial statements of ReneSola Ltd and its subsidiaries. All inter-company transactions, balances and unrealized profits and losses have been eliminated on consolidation.

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

(g) Inventories

Before 2016, inventories were stated at the lower of cost of market. In 2016, the Company adopted ASU 2015-11 prospectively, and inventories are stated at the lower of cost or net realizable value as of December 31, 2016. Cost is determined by the weighted-average method for work-in-process and finished goods and by the first-in-first-out method for raw materials. Inventory costs comprise direct materials, direct labor and those overhead costs that have been incurred in bringing the inventories to their present location and condition.

Adjustments are recorded to write down the cost of obsolete and excess inventory to the estimated net realizable value based on historical and forecast demand. The estimated net realizable value is measured as the estimated selling price of each class of the inventories in the ordinary course of business less estimated costs of completion and disposal and normal profit margin.

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

On occasion, the Company enters into firm purchase commitments to acquire materials from its suppliers. A firm purchase commitment represents an agreement that specifies all significant terms, including the price and timing of the transactions, and includes a disincentive for nonperformance that is sufficiently large to make performance probable. This disincentive is generally in the form of a “take or pay” provision which requires the Company to pay for committed volumes regardless of whether the Company actually takes possession of the materials. The Company evaluates these agreements whenever market prices decrease such that the commitment price is significantly higher than market, if any, using a lower of cost or net realizable value approach consistent with that used to value inventory (see Note4).

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

Deferred project costs represents costs that are capitalized as project assets for arrangements that are accounted for as real estate transactions after the Company has entered into a definitive sales arrangement, but before the sale is completed or before all criteria to recognize the sale as revenue is met. The Company classifies deferred project costs as noncurrent if all revenue recognition criteria are not expected within the next 12 months. As of December 31, 2015, the Company entered into a sale transaction for one project asset, which includes contractual provisions which may require the Company to repurchase the project asset under certain circumstances. The repurchase provisions expire on June 30, 2017. In connection with this transaction, the Company has classified the project asset as deferred project costs of $16,374,899.

The Company reviews project assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company considers a project commercially viable or recoverable if it is anticipated to be sold for a profit once it is either fully developed or fully constructed. The Company considers a partially developed or partially constructed project commercially viable or recoverable if the anticipated selling price is higher than the carrying value of the related project assets. The Company examines a number of factors to determine if the project will be recoverable, the most notable of which include whether there are any changes in environmental, ecological, permitting, market pricing or regulatory conditions that impact the project. Such changes could cause the costs of the project to increase or the selling price of the project to decrease. If a project is not considered recoverable, the Company impairs the respective project assets and adjusts the carrying value to the estimated recoverable amount, with the resulting impairment recorded within operations. The Company did not recognize any impairment losses on project assets for the years ended December 31, 2015 and 2016, respectively.

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

The Company routinely reviews available-for-sale securities for other-than-temporary declines in fair value below the cost basis, and when events or changes in circumstances indicate the carrying value of an asset may not be recoverable, the security is written down to fair value. No other-than-temporary impairment loss was recognized during the years ended December 31, 2014, 2015 and 2016.

(j) Advances to suppliers and advances for purchase of property, plant and equipment

In order to secure a stable supply of silicon materials and construction materials, the Company makes advance payments to suppliers for raw material supplies and advances for purchases of long-lived assets which are offset against future deliveries. Advances to suppliers for purchases expected within twelve months as of each balance sheet date are recorded as advances to suppliers in current assets and those associated with purchases expected over longer periods of time are recorded in non-current advance to suppliers. As of December 31, 2015 and 2016, advances to suppliers in current assets were $18,479,686 and $14,943,450, respectively, and non-current advances to suppliers for silicon raw material supplies were both $nil. Advances for property, plant and equipment are recorded in non-current assets and were $381,958 and $845,907 as of December 31, 2015 and 2016, respectively. The Company does not require collateral or other security against its advances to suppliers. As a result, the Company’s claims for such prepayments are unsecured, which exposes the Company to the suppliers’ credit risk. The Company performs ongoing credit evaluations of the financial condition of its material suppliers.

As of December 31, 2015 and 2016, advances to suppliers in excess of 10% of total advances to suppliers are as follows:

	At December 31,
	2015	2016
Supplier A	$6,400,000	$1,614,677
Supplier B	$1,070,954	$1,458,913

As of December 31, 2015 and 2016, advances for purchases of property, plant and equipment in excess of 10% of total advances and prepayments to equipment suppliers are as follows:

	At December 31,
	2015	2016
Supplier A	$71,783	$236,929
Supplier B	$66,689	-

(k) Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and impairment. Depreciation is computed on a straight-line basis over the following estimated useful lives:

Buildings	40-50 years
Leasehold improvement	10-25 years
Plant and machinery	10-25 years
Motor vehicles	4-5 years
Office equipment	3-5 years
Solar power projects	25 years

Construction in progress represents mainly the construction of new facilities in ReneSola Zhejiang, ReneSola Jiangsu, Sichuan ReneSola, and Sichuan Ruiyu. Costs incurred in the construction are capitalized and transferred to property, plant and equipment upon completion, at which time depreciation commences.

(l) Assets held-for-sale

Non-current assets and asset disposal groups are classified as held-for-sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable, the assets are available for immediate sale in their present condition and they are expected to qualify for recognition as a completed sale within one year from the date of classification. Non-current assets classified as held for sale are measured at lower of their carrying amount and fair value less costs to sell. In December 2015, the company had entered into an agreement to sell property and land use right in Sichuan, China, and the assets have been classified as assets held for sale as of December 31, 2015. This transaction was close in the course of 2016. In September 2016, the company had entered into an agreement to sell property and land use right in Zhejiang, China, and the assets have been classified as assets held-for-sale as of December 31, 2016. This transaction is expected to close in the course of 2017.

The company's assets held for sale are summarized below:

	At December 31, 2015	At December 31, 2016
Property, plant and equipment, net	$3,530,744	$6,638,018
Prepaid land use right, net	$710,134	$920,200
Total	$4,240,878	$7,558,218

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

Expenses recognized were $779,703, $910,157 and $815,236 for the years ended December 31, 2014, 2015 and 2016, respectively.

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

The impairment losses of long-lived assets were $nil, $nil and $4,624,979 for the years ended December 31, 2014, 2015 and 2016 respectively (see Note 6).

(p) Deferred convertible notes issuance costs

Debt issuance costs are deferred and amortized using effective interest method through the earliest redemption date. The amortization, recorded in interest expense, was $933,152, $764,527 and $32,935 for the years ended December 31, 2014, 2015 and 2016, respectively.

(q) Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. If a potential material loss contingency is not probable but is reasonably possible, or is probable but the amount cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed. Legal costs incurred in connection with loss contingencies are expensed as incurred.

(r) Income taxes

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. Before 2016, the component of the deferred tax assets and liabilities were individually classified as current and non-current based on the characteristics of the underlying assets and liabilities, or the expected timing of their use when they did not relate to a specific asset or liability. From 2016, the Company adopted ASU2015-17 prospectively, and as of December 31, 2016, the components of the deferred tax assets and liabilities are all classified as non-current in a classified statement of financial position.

(s) Revenue recognition

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

 For sales agreements that have energy generation performance guarantees within certain timeframe, if there is an underperformance event, the Company may incur liquidated damages as a percentage of the EPC contract price. The Revenue recognized is reduced by the maximum amount of the payable liquidated damage, which amount is deferred until the end of the guarantee period.

For sales agreements that have conditional repurchase clauses if certain events occur, such as not achieving specified guaranteed performance level within a certain timeframe, the Company will not recognize revenue on such sales agreements until the conditional repurchase clauses are of no further force or effect and all other necessary revenue recognition criteria have been met.

The Company has recognized $nil, $110,737,934 and $83,107,906 from sales of project assets for the years ended December 31, 2014, 2015 and 2016, respectively

(t) Deferred project revenue

Deferred project revenue was $32,376,386 and $32,242,995 at December 31, 2015 and 2016, respectively, and represented customer payments received or customer billings made under the terms of solar power project related sales contracts for which all revenue recognition criteria for real estate transactions have not yet been met. The associated solar power project related costs are included as deferred project costs. The Company classifies such amounts as current or noncurrent depending on when all revenue recognition criteria are expected to be met, consistent with the classification of the associated deferred project costs.

(u) Cost of revenues

Cost of revenues consists of production related costs including costs of silicon raw materials, consumables, direct labor, overhead costs, depreciation of plant and equipment, contractor and processing fees. Shipping and handling costs incurred on sale of products and included in sales and marketing expense were $55,474,721, $34,734,098 and $19,598,411 for the years ended December 31, 2014, 2015 and 2016, respectively.

(v) Research and development

Costs related to the design, formulation and testing of new products or process alternatives are included in research and development expenses. Research and development costs are expensed when incurred.

(w) Warranty expenses

The Company’s solar modules are typically sold with 25 years warranties against specified declines in the initial minimum power generation capacity at the time of delivery. The Company also provides warranties for solar modules against defects in materials and workmanship for a period of five or ten years from the date of sale. Warranty cost is accrued at the point the related module revenue is recognized. Due to the limited solar module manufacturing history, the Company does not have a significant history of warranty claim. Cost of warranties is estimated based on an assessment of the Company’s and competitors’ accrual history, industry-standard testing, estimates of failure rates from quality review and other assumptions that are considered to be reasonable under the circumstances. Actual warranty costs are accumulated and charged against accrued warranty liability. To the extent that actual warranty cost differs from the estimates, the Company will prospectively revise the accrual rate. As such estimates are subjective, the Company will continue to analyze its claim history and the performance of its products and compare against its competitors, industry data for warranty claims, and other assumptions, such as academic research, to determine whether its accrual is adequate. The Company has adopted a warranty accrual rate of 1.0% of PV module revenues, based on its assessment of industry norms which also represents the Company's best estimate to date. Should it begin to experience warranty claims differing from its accrual rate, the Company would prospectively revise the warranty accrual rate. From the first quarter of 2014, the Company reclassified warranty expenses from cost of revenues to selling expenses, to better reflect its global OEM business operations and align its accounting policy to industry peers. Accordingly, beginning from the first quarter of 2014, warranty expenses have been recognized as part of selling expenses. The Company revised downward the estimated cost to satisfy the Company’s outstanding product warranty by $3,249,623 and $4,429,833 for the year ended December 31, 2015 and 2016, respectively, attributable primarily to decrease in the average selling prices (“ASPs”) for solar modules, a primary input into the estimated costs of the Company’s warranty policy.

(x) Government grants

Government grants received by the Company consist of unrestricted grants and subsidies and restricted grants. Unrestricted grants that allowed the Company’s full discretion in utilizing the funds were recognized as other operating income upon receipt of cash and when all the conditions for their receipt have been satisfied. The Company recorded $4,618,498, $3,815,650 and $2,457,077 government grants for the years ended December 31, 2014, 2015 and 2016 in other operating income, respectively.

Restricted grants related to property, plant and equipment are recorded as deferred subsidies and are amortized on a straight-line basis over the useful life of the associated assets. The Company received government grants related to property, plant and equipment and land use right of $12,037,938, $nil and $nil during the years ended December 31, 2014, 2015 and 2016, respectively. The deferred government grants as of December 31, 2015 and 2016 were $23,241,899 and $20,824,155, respectively, included in deferred subsidies and other in the consolidated balance sheets. The Company amortized the deferred grants in the amount of $1,455,103, $829,668 and $644,451 into other operating income for the years ended December 31, 2014, 2015 and 2016, respectively.

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

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Company’s cash and cash equivalents denominated in RMB amounted to RMB 34,604,501 ($5,342,001) and RMB 112,184,192 ($16,157,889) at December 31, 2015 and 2016, respectively. And the Company’s restricted cash denominated in RMB amounted to RMB 560,065,172 ($86,458,941) and RMB 613,666,780 ($88,386,426) at December 31, 2015and 2016, respectively.

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

Net (gains) losses recognized on derivative instruments from foreign currency forward exchange contracts were $(6,057,941), $6,030,915and $(4,591,991) in the years ended December 31, 2014, 2015 and 2016, respectively. As of December 31, 2016, the Company has outstanding foreign exchange forward contracts with a total notional amount of $50,605,200.

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

(ae) Comprehensive income (loss)

Comprehensive income is the change in equity during a period from transactions and other events and circumstances from non-shareholder sources and included net income and foreign currency translation adjustments. As of December 31, 2014, 2015 and 2016, accumulated other comprehensive income was comprised entirely of foreign currency translation adjustments.

(af) Treasury Stock

On September 23, 2015, the Company's Board of Directors authorized the Company to repurchase up to $20 million of its ADSs, each representing its two ordinary shares in aggregate value of its outstanding ordinary shares through open market or private transactions during the twelve months period ending in September, 2016, depending on market condition.

In the year ended December 31, 2015, the Company repurchased an aggregate of 161,477 ADSs, representing 1,614,776 ordinary shares, on the open market for total cash consideration of $812,184 as treasury stock. As of December 31, 2015 the Company cancelled all the treasury stock.

In September 2016, the Company's Board of Directors decided to extend the share repurchase program for another 12 months ending September 2017.

In the year ended December 31, 2016, the Company repurchased an aggregate of 280,429 ADSs, representing 2,804,286 ordinary shares, on the open market for total cash consideration of $1,493,352 as treasury stock. As of December 31, 2016, the Company cancelled the 1,352,586 shares of the treasury stock. All of such repurchased shares have been canceled as of March 31, 2017.

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

(ah) Recently issued accounting pronouncements

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. The standard’s core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. In August 2015, FASB issued ASU No. 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, which delays the effective date of ASU 2014-09 by one year. FASB also agreed to allow entities to choose to adopt the standard as of the original effective date. In March 2016, FASB issued ASU No. 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net), which clarifies the implementation guidance on principal versus agent considerations. The guidance includes indicators to assist an entity in evaluating whether it controls the good or the service before it is transferred to the customer. The new revenue recognition standard will be effective for public entities for annual reporting periods beginning after December 15, 2017, and interim periods therein, that is, the first quarter of 2018. The new standard also permits two methods of adoption: retrospectively to each prior reporting period presented (full retrospective method), or retrospectively with the cumulative effect of initially applying the guidance recognized at the date of initial application (the modified retrospective method).

The Company currently plans to adopt effective January 1, 2018 using the full retrospective approach; however, a final decision regarding the adoption method has not been made at this time. The Company’s final determination will depend on a number of factors such as the process of finalizing the impact to the Company’s financial results and from additional disclosure requirements.

The Company expects this adoption to primarily affect certain solar power project sales arrangements currently accounted for under ASC 360-20, which requires the Company to evaluate whether such arrangements have any forms of continuing involvement that may affect the revenue or profit recognition of the transactions, including arrangements with prohibited forms of continuing involvement requiring the Company to reduce the potential profit on a project sale by the maximum exposure to loss. The Company anticipates that ASU 2014-09, which supersedes the real estate sales guidance under ASC 360-20, will result in the earlier recognition of revenue and profit. The Company expects revenue recognition for other sales arrangements, including sales of solar cells and modules, and solar wafers products, to remain materially consistent with the current practice.

The Company will continues to assess the potential impacts of the new standard, including the areas described above, and anticipates that this standard will have a material impact on its consolidated financial statements. However, the Company does not know or cannot reasonably estimate quantitative information, beyond that discussed above, related to the impact of the new standard on the financial statements at this time.

In February 2015, the FASB issued ASU 2015-02, Consolidation (Topic 810) - Amendments to the Consolidation Analysis. ASU 2015-02 modifies existing consolidation guidance related to (i) limited partnerships and similar legal entities, (ii) the evaluation of variable interests for fees paid to decision makers or service providers, (iii) the effect of fee arrangements and related parties on the primary beneficiary determination, and (iv) certain investment funds. These changes are expected to limit the number of consolidation models and place more emphasis on risk of loss when determining a controlling financial interest. ASU 2015-02 is effective for fiscal years and interim periods within those years beginning after December 15, 2015. The adoption of ASU 2015-02 in the first quarter of 2016 did not have a significant impact on the consolidated financial statements and associated disclosures.

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

In March, 2016, the FASB issued Accounting Standards Update No. 2016-09 (ASU 2016-09), “Compensation – Stock Compensation (Topic 718)”, which simplifies several aspects of the accounting for employee share-based payment transactions for both public and nonpublic entities, including the accounting for income taxes, forfeitures, and statutory tax withholding requirements, as well as classification in the statement of cash flows. The new guidance, which is part of the Board’s simplification initiative, also contains two practical expedients under which nonpublic entities can use a simplified method to estimate the expected term of an award and make a one-time election to switch from fair value measurement to intrinsic value measurement for liability-classified awards. The ASU is effective for annual periods beginning after December 15, 2016 and early adopt is permitted. The Company is in the process of evaluating the impact of the standard on its consolidated financial statements.

In August, 2016, the FASB issued Accounting Standards Update No. 2016-15 (ASU 2016-15), “Statement of Cash Flows”, a proposed ASU on restricted cash in response to an EITF consensus-for-exposure. The proposed ASU would require an entity to include in its cash and cash-equivalent balances in the statement of cash flows those amounts that are deemed to be restricted cash and restricted cash equivalents. The proposal’s primary purpose is to eliminate the diversity in practice related to how entities classify and present changes in restricted cash in the cash flow statement in accordance with ASC 230. The ASU is effective for annual and interim periods beginning after December 15, 2017 and early adoption is permitted. The Company is in the process of evaluating the impact of the standard on its consolidated financial statements.

In October 2016, the FASB issued Accounting Standards Update No. 2016-16 (ASU 2016-16), “Income Taxes (Topic 740), Intra-Entity Transfers of Assets Other Than Inventory”. The new guidance requires that entities recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs, rather than when the asset is sold to an outside party. The guidance is effective for annual reporting periods beginning after December 15, 2017, including interim periods within those annual reporting periods. Early adoption is permitted as of the beginning of an annual reporting period (as of the first interim period if an entity issues interim financial statements). The new guidance requires adoption on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption. The Company is in the process of evaluating the impact of the standard on its consolidated financial statements.

In November, 2016, the FASB issued Accounting Standards Update No. 2016-18 (ASU 2016-18), “Statement of Cash Flows”, which amends ASC 230 to add or clarify guidance on the classification and presentation of restricted cash in the statement of cash flows. The ASU is effective for annual and interim periods beginning after December 15, 2017 and early adoption is permitted. The Company is in the process of evaluating the impact of the standard on its consolidated financial statements.

3. ALLOWANCES FOR DOUBTFUL RECEIVABLES AND ADVANCES

Allowances for doubtful receivables are comprised of allowances for accounts receivable and allowances for other receivables. The Company establishes an allowance for doubtful accounts primarily based on factors surrounding the credit risk of specific customers.

The Company made provision for doubtful debts in the aggregate amount of $5,710,167, $117,520 and $1,993,446 during the year ended December 31, 2014, 2015 and 2016, respectively.

Analysis of allowances for accounts receivable is as follows:

	At December 31,
	2014	2015	2016
Beginning of the year	$4,869,942	$7,638,434	$5,152,466
Allowances made during the year	9,526,878	2,516,554	1,540,047
Reversals made during the year	(4,090,855)	(2,943,154)	(2,401,464)
Write off	(2,371,420)	(1,847,631)	(1,493)
Foreign exchange effect	(296,111)	(211,737)	(208,053)
Closing balance	$7,638,434	$5,152,466	$4,081,503

Analysis of allowances for other receivables is as follows:

	At December 31,
	2014	2015	2016
Beginning of the year	$8,904,534	$9,130,804	$8,882,559
Allowances(reversal) made during the year	234,898	(226,533)	1,273,437
Foreign exchange effect	(8,628)	(21,712)	(67,125)
Closing balance	$9,130,804	$8,882,559	$10,088,871

Analysis of allowances for advances for purchases of property, plant and equipment is as follows:

	At December 31,
	2014	2015	2016
Beginning of the year	$1,306,139	$1,286,046	$1,960,329
Allowances made during the year	12,983	769,367	30,811
Write off	-	-	(350)
Foreign exchange effect	(33,076)	(95,084)	(149,647)

Closing balance	$1,286,046	$1,960,329	$1,841,143

Analysis of allowances for advances to suppliers is as follows:

	At December 31,
	2014	2015	2016
Beginning of the year	$4,442,627	$4,459,487	$4,441,461
Allowances made during the year	26,263	1,286	1,550,615
Write-off	-	(49)	-
Foreign exchange effect	(9,403)	(19,263)	(195,396)
Closing balance	$4,459,487	$4,441,461	$5,796,680

4. INVENTORIES

	At December 31,
	2015	2016
Raw materials	$44,208,096	$21,112,892
Work-in-process	27,302,298	27,941,926
Finished goods	121,660,725	94,921,237
Total inventories	$193,171,119	$143,976,055

For the year ended December 31, 2014, 2015 and 2016, inventory was written down by $808,031, $619,858 and $1,963,411, respectively, to reflect the lower of cost or market.

5. PROJECT ASSETS AND DEFERRED PROJECT COSTS

Project assets and deferred project costs consisted of the following at December 31, 2015 and 2016, respectively:

	At December 31,
	2015	2016
Project assets - Module cost	$1,923,114	$6,822,294
Project assets - Development	13,495,278	42,615,862
Project assets - Others	4,795,230	5,449,251
Total project assets	$20,213,622	$54,887,407

Current portion	20,213,622	48,177,416
Non-current portion	-	6,709,991

Total deferred project costs	$20,874,446	$16,374,899

Current portion	-	-
Noncurrent portion	20,874,446	16,374,899

Total project assets and deferred project costs	$41,088,068	$71,262,306

6. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net, comprise:

	At December 31,
	2015	2016
Buildings	$218,144,388	$206,408,397
Leasehold improvement	129,294	129,294
Plant and machinery	793,331,294	722,238,300
Motor vehicles	2,442,337	2,258,912
Office equipment	11,893,297	12,998,049
Power stations	36,737,149	23,170,604

	1,062,677,759	967,203,556
Less: Accumulated depreciation	441,165,827	483,716,135

	621,511,932	483,487,421
Construction in progress	8,950,138	7,767,791

Property, plant and equipment, net	$630,462,070	$491,255,212

Construction in progress represents new production facilities under construction in ReneSola Zhejiang, ReneSola Jiangsu, Sichuan Renesola and Sichuan Ruiyu.

The carrying amount of the power stations is $36.7 million and $23.2 million as of December 31, 2015 and 2016, respectively and was reclassified from project assets to property plant and equipment at the point it no longer met the held for sale criteria.

Depreciation expense for the years ended December 31, 2014, 2015 and 2016 was $90,223,634, $90,112,980 and $83,205,965, respectively.

For the year ended December 31, 2016, the Company recognized $4,624,979 impairment charge for certain idled assets. The impairment charge was recognized as the amount by which the carrying amount exceeded the fair value of the idled assets.

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

Assets and liabilities carried at fair value as of December 31, 2016 are classified in the categories described above based on the lowest level input that is significant to the fair value measurement in its entirety.

Recurring basis

The following table displays assets and liabilities measured on the Company’s consolidated balance sheet at fair value on a recurring basis subsequent to initial recognition:

	As of December 31, 2016
	Fair Value Measurements at Reporting Date Using
	Total Fair Value and Carrying Value on the Balance Sheet	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cross currency forward exchange contracts -recorded as derivative assets	2,715,736	-	2,715,736	-
Warrant liability	-	-	-	-

	As of December 31, 2015
	Fair Value Measurements at Reporting Date Using
	Total Fair Value and Carrying Value on the Balance Sheet	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cross currency forward exchange contracts -recorded as derivative assets	56,253	-	56,253	-
Cross currency forward exchange contracts -recorded as derivative liabilities	(29,519)	-	(29,519)	-
Warrant liability	(577,500)	-	(577,500)	-

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

Warrant liability-The fair value of the warrant liability (see Note12) was determined using the Monte Carlo Model, with certain inputs significant to the valuation methodology classified as level 2.

Non-recurring basis

The Company measures certain long-lived assets at fair value on a non-recurring basis in periods after initial measurement in circumstances when the fair value of such assets is below its recorded cost and impairment is required.

The Company recorded impairment charges for certain idled assets of $nil, $nil and $4.6 million for the years ended December 31, 2014, 2015 and 2016 respectively. The fair value of the assets was measured based on prices offered by unrelated third-party willing buyers and classified as level 3 fair value measurements as the offering prices are not observable.

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

The carrying amount of the Company’s outstanding convertible notes as of December 31, 2015 and 2016 was $26.1 million and $nil million, respectively. The estimated fair value of those debts was $24.8 million and $nil million, respectively, as of December 31, 2015 and 2016. The fair value was measured based on observable market quotes and is therefore considered a level 1 fair value measurement.

The Company’s long-term bank borrowing consists of floating rate loans that are reset annually. The carrying amount of long-term borrowings (including the current portions) was $39.9 million and $28.8 million of December 31, 2015 and 2016, respectively. The estimated fair value of long-term borrowings (including the current portion) was $38.6 million and $27.6 million as of December 31, 2015 and 2016, respectively. The fair value is measured using discounted cash flow technique based on current rates for comparable loans on the respective valuation date and it therefore considered a level 2 measurement.

8. INCOME TAXES

The tax benefit (expense) comprises:

	Years ended December 31,
	2014	2015	2016
Income (Loss) before income tax
PRC	$(2,748,982)	$22,416,826	$26,560,892
Other jurisdictions	(31,234,691)	(26,818,332)	(58,965,544)
Total	(33,983,673)	(4,401,506)	(32,404,652)
Current tax benefit (expense)
PRC	$-	$-	$(2,412,560)
Other jurisdictions	256,071	(218,556)	(251,202)
Subtotal	256,071	(218,556)	(2,663,762)
Deferred tax benefit (expense)
PRC	$(4,595,374)	$97,189	$(611,029)
Other jurisdictions	4,689,183	(552,249)	981,192
Subtotal	93,809	(455,060)	370,163
Total income tax benefit (expense)	$349,880	$(673,616)	$(2,293,599)

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

The Company also has overseas operations in the jurisdiction of the United States, Republic of Singapore, Federal Republic of Germany, Republic of Bulgaria, Commonwealth of Australia, Japan, Republic of India, Grand Duchy of Luxembourg, Republic of Romania, United Kingdom, Republic of South Africa, Republic of Croatia, Republic of Panama and Republic of Korea. The corporate income tax rates range from 10% to 40%.

 Sichuan Ruiyu, Sichuan Ruixin, Sichuan SiLiDe, Energy-Saving Technology, Zhejiang Academe, ReneSola Shanghai, Beijing Xuyuan, Zhejiang ReneSola PV Materials, ReneSola Kexu, ReneSola Bangsheng, ReneSola Fuyun and ReneSola Zhejiang Solar New Energy Academe are incorporated in the PRC. The corporate income tax rate is 25%.

There was no reversal or addition of unrecognized tax benefits during the year ended December 31, 2014, 2015 and 2016, respectively.

The Company classifies interest and penalties related to income tax matters in income tax expense. As of December 31, 2014, 2015 and 2016, there were no interests and penalties related to uncertain tax positions. The Company does not anticipate any significant increases or decreases to its liabilities for unrecognized tax benefits within the next twelve months.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of taxes exceeding RMB100,000 (approximately $15,060) is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. The Company’s PRC subsidiaries are therefore generally subject to examination by the PRC tax authorities from 2012 through 2016 on non-transfer pricing matters, and from 2007 through 2016 on transfer pricing matters.

The principal components of deferred income tax assets and liabilities are as follows:

	At December 31,
	2015	2016
Deferred tax assets:
Property, plant and equipment	$373,994	$998,093
Inventories provision	452,362	700,182
Tax losses	81,552,073	89,148,913
Contingent liabilities	843,219	264,806
Bad debts provision	1,603,589	1,793,593
Deferred subsidies	4,123,916	3,750,258
Impairment for long-lived assets	43,366,347	40,808,679
Warranty provision	8,925,955	8,435,581
Silicon income	262,383	-
Others	1,557,477	465,334
Total gross deferred tax assets	$143,061,315	$146,365,439
Valuation allowance on deferred tax assets	(126,550,971)	(130,567,941)
Net deferred tax assets	$16,510,344	$15,797,498
Analysis as
Current	$5,988,646	$-
Non-current	10,521,698	15,797,498
	$16,510,344	$15,797,498
Deferred tax liabilities:
Prepaid land use right	$283,980	$258,556
Total deferred tax liabilities	$283,980	$258,556
Analysis as:
Current	$-	$-
Non-current	283,980	258,556
	$283,980	$258,556

As of December 31, 2016, the PRC Companies had net operating loss carry forwards of $272,699,478, of which $123,322,586, $22,371,011, $60,072,505, $63,210,580 and $3,722,796 will expire in 2017, 2018, 2019, 2020 and 2021, respectively. ReneSola US had net operating loss carry forwards of $20,417,176, which will expire from 2032 to 2036. ReneSola Germany had net operating loss carry forwards of $18,067,167 which can be offset in future without any time restriction.

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

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible for tax purposes. As a result, the Company has recognized a valuation allowance of $ $126,550,971 and $130,567,941 as at December 31, 2015 and 2016, respectively.

Reconciliation between the applicable statutory income tax rate and the Company’s effective tax rate for the years ended December 31, 2014, 2015 and 2016 is as follows:

	Years ended December 31,
	2014	2015	2016
PRC applicable income tax rate	25.0%	25.0%	25.0%
Effect of Tax holiday - HNTE	11.3%	-	1.1%
Effect of Tax holiday - non-taxable income	0.8%	-	-
Valuation allowance	(36.1)%	(142.3)%	(29.9)%
Expiration of tax loss	(14.0)%	-	(3.8)%
Effect of different tax rate of subsidiaries	13.5%	113.9%	(4.1)%
Effect of future tax rate change	-	20.9%	10.3%
Non-deductible expense	(7.3)%	(65.4)%	(5.6)%
R&D super deduction	8.4%	44.3%	3.7%
Land value-added tax	-	-	(3.7)%
Others	(0.6)%	(11.7)%	(0.1)%
Effective income tax rate	1.0%	(15.3)%	(7.1)%

The aggregate amount and per share effect of the Tax Holiday including effect of timing difference reversed in the year with different rate are as follows:

	Years ended December 31,
	2014	2015	2016
Aggregate	$4,081,529	$-	$93,403
Per share effect -basic	$0.02	$-	$-
Per share effect-diluted	$0.02	$-	$-

In accordance with the EIT Law, dividends, which arise from profits of FIEs earned after January 1, 2008, are subject to a 10% withholding income tax. Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting basis over tax basis in a domestic subsidiary. However, a deferred tax liability is not recognized if the basis difference is not expected to reverse in the foreseeable future and is expected to be permanent in duration. The Company believes that the PRC entities' undistributed earnings generated after January 1, 2008 will be permanently reinvested in the PRC entities. As such, no deferred taxes have been recorded on these undistributed earnings of the Company's PRC subsidiaries as these differences are not expected to reverse in the foreseeable future and are expected to be permanent in duration. The temporary difference for which no deferred tax liability has been recognized is $34.5 million and $52.1 million as of December 31, 2015 and 2016, respectively. The undistributed earnings accumulated in other overseas operating entities are immaterial.

9. BORROWINGS

The Company’s bank borrowings consist of the following:

	At December 31,
	2015	2016
Short-term	$667,682,811	$595,433,960
Long-term, current portion	1,104,735	-
Subtotal	668,787,546	595,433,960
Long-term	38,776,693	28,835,700
	$707,564,239	$624,269,660

As of December 31, 2015 and 2016, the maximum bank credit facilities granted to the Company were $759,673,982 and $656,736,068, respectively, of which $663,519,098 and $590,429,784 were drawn down, and $96,154,884 and $66,306,284 were available as of December 31, 2015 and 2016, respectively. The available lines of credit as of December 31, 2016 are subject to annual review and renewal by the financial intuitions.

As of December 31, 2015, short-term borrowings of $307,558,955 and long-term borrowings of $9,294,218 were secured by property, plant and equipment with carrying amounts of $511,097,611, investment of $188,471,367, and prepaid land use right of $34,555,805. As of December 31, 2016, short-term borrowings of $390,898,024 and long-term borrowings of $28,835,700 were secured by property, plant and equipment with carrying amounts of $470,327,154 and prepaid land use right of $26,539,709.

In addition, $318,008,380 and $292,380,900 of borrowings were guaranteed by personal assets of Mr. Xianshou Li, the Company's chief executive officer, and his family as of December 31, 2015 and 2016, respectively.

a) Short-term

Interest rates for all short-term borrowings are variable for certain short-term borrowings, and are updated monthly. The weighted average interest rate of short term loans was 5.75%, 5.65% and 4.85% in the years ended December 31, 2014, 2015 and 2016, respectively. The borrowings are repayable within one year. There are financial covenants associated with Renesola Zhejiang, Renesola Jiangsu, Zhejiang Integration, and Sichuan Ruiyu s short-term borrowings of $323,339,957, $20,164,200, $2,880,600 and $7,201,500 respectively, related to certain operational metrics and financial ratios. As of December 31, 2016, the aforementioned four subsidiaries were in compliance with all debt covenants.

b) Long-term

Interest rates are variable for certain portions of the long-term borrowings, and are updated every three months, once a year or according to a predetermined schedule. The weighted average interest rate of long-term borrowings was 6.91%, 6.58% and 6.8% in the year ended December 31, 2014, 2015 and 2016, respectively.

Future principal repayment on the long-term bank loans are as follows:

2020 and after	$28,835,700

 c) Interest expense

Interest expense incurred for the years ended December 31, 2014, 2015 and 2016 was $49,261,829, $43,417,785 and $33,939,704, respectively, of which $246,027, $nil and $nil has been capitalized in the carrying value of property, plant and equipment.

10. OTHER CURRENT LIABILITIES

The Company’s other current liabilities are summarized below:

	At December 31,
	2015	2016
Payable for purchase of property, plant and equipment	$33,529,239	$21,959,267
Other payables	43,709,026	40,165,675
	$77,238,265	$62,124,942

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

For the year ended December 31, 2015, approximately $68,454,000 par value Notes was repurchased using cash of $54,376,600. The related deferred issuance cost of $384,131was expensed. The Company recorded a net gain of $13,693,269 on the repurchase of the Notes.

For the year ended December 31, 2016, approximately $26,145,000 par value Notes was repurchased using cash of $25,931,219. The related deferred issuance cost of $1,725 was expensed. The Company recorded a net gain of $212,056 on the repurchase of the Notes.

As of December 31, 2015 and 2016, the carrying value of the Notes was $26,145,000 and $nil, respectively.

The issuance costs of $7,156,101 paid in 2011 is amortized from the date of issuance to the redemption date, using effective interest rate method. The amortization expense was $933,152, $764,527 and $32,935 for the years ended December 31, 2014, 2015 and 2016, respectively.

12. WARRANT LIBILITY

In connection with the public offering of the Company’s common stock that closed on September 16, 2013, the Company issued to its underwriters, a warrant to purchase up to a total of 10,500,000 shares of common stock (35% of the shares sold in the public offering) at $30.2 per ADS (aggregate of 1,050,000 ADSs) or $3.02 per share. The option is exercisable from September 16, 2013 to September 16, 2017. There are three ways in which the Company might settle the warrant liability: i) physical delivery of Shares, ii) physical delivery of ADS (at the election of the holder) or iii) net share settlement, if unable to register the shares in the case of i and ii. Warrants are separately transferable, and the holder can choose to exercise the warrant in whole or part. The exercise price is subject to adjustment under several circumstances and also to anti-dilution adjustments. All the warrants are outstanding as of December 31, 2016.

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

On September 16, 2013, the issue date of the warrant, the Company recorded this warrant at its fair value of $12,547,500 with an offset to shareholders' equity.  The Company recognized a gain of $7,455,000, $1,312,500 and $577,500 from the change in fair value of the warrant liability for years ended December 31, 2014, 2015 and 2016.

This warrant does not trade in an active securities market, and as such, the Company estimates its fair value using the Monte Carlo Simulation as of the date that the warrant was originally issued and as of December 31, 2014, 2015 and 2016 using the following main assumptions:

	As September16,	As December 31,	As December 31,
	2014	2015	2016
Stock price	$7.05	$8.50	$3.20
Exercise price	$30.2	$30.2	$30.2
Annual dividend yield	-%	-%	-%
Time to maturity	2.7	1.7	0.7
Risk-free interest rate	0.96%	0.93%	0.70%
Expected volatility	83.0%	67.2%	42.9%

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

The following is a reconciliation of the beginning and ending balances of warrants liability measured at fair value on a recurring basis using Level 2 inputs:

As December 31,
2016
Beginning balance	$577,500
Warrants issued	-
Fair value change of the issued warrants included in earnings	(577,500)
Ending balance	$-

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

Options to Employees

From January to December 2014, the Company granted 2,590,000 share options to certain employees with exercise prices of $0.74. From January to December 2015, the Company granted 1,150,000 share options to certain employees with exercise prices of $0.74.From January to December 2016, the Company granted 825,000 share options to certain employees with exercise prices of $0.74.

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

	Average risk-free rate of return	Weighted average expected option life	Volatility rate	Dividend yield
Granted in 2014	1.63-1.76%	4.5 years	169.77-173.01%	0%
Granted in 2015	1.36-1.76%	3.2 years	140.01-146.02%	0%
Granted in 2016	1.00-1.52%	3.2 years	119.83-146.29%	0%

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

A summary of the option activity is as follows:

	Number of Options	Weighted Average Exercise Prices	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
Options
Outstanding on January 1, 2016	5,947,000	0.74	2.14	-
Granted	825,000	0.74		-
Exercised	-	-
Forfeited	(687,000)	0.74

Outstanding on December 31, 2016	6,085,000	0.74	1.75	-

Vested or expected to vest at December 31, 2016	5,966,260	0.74	1.48	-

Exercisable at December 31, 2016	3,313,600	0.74	0.67	-

The weighted average grant date fair value of options granted during the years ended December 31, 2014, 2015 and 2016 was $1.67, $0.72 and $0.48 respectively.

Total intrinsic value of options exercised for the years ended December 31, 2014, 2015 and 2016was $306,534, $644,895 and $nil respectively.

Compensation cost of $2,104,126, $1,204,494 and $692,322 has been charged against income during the year ended December 31, 2014, 2015 and 2016, respectively. As of December 31, 2016, there was $1,360,533 in total unrecognized compensation expense related to unvested options granted under the Plan, which is expected to be recognized over a weighted-average period of 3.69 years.

Restricted Share Units

In May 2014, the Compensation Committee of the Board of Directors of the Company approved a Restricted Share Units (“RSUs”) award program pursuant to the Plan.

A summary of the RSUs activity is as follows:

	Number of shares	Weighted Average Grant Date Fair Value
RSUs
Unvested on January 1, 2016	137,500	1.36
Granted	280,000	0.63

Vested	(137,500)	1.36
Unvested on December 31, 2016	280,000	0.63

The RSUs are measured based on the fair market value of the underlying common stock on the dates of grant. The aggregate compensation cost for RSUs recorded under the Plan was $323,000 and $54,658 for the ended of December 31, 2015 and 2016. As of December 31, 2016, there was $120,342 in total unrecognized compensation expense related to unvested RSUs following the forfeiture.

14. EMPLOYEE BENEFITS

In accordance with the relevant rules and regulations in the PRC, employees of the Company are covered by benefit plans established by the local government. These plans are defined contribution plans and ReneSola Zhejiang, Sichuan ReneSola, ReneSola Jiangsu and ReneSola Shanghai have contributed 14%, 19%, 19% and 20% separately of the basic salaries of its employees to such plans. In addition, ReneSola Zhejiang, Sichuan ReneSola, ReneSola Jiangsu and ReneSola Shanghai are required by PRC law to contribute approximately 22%, 18%, 20.4% and 19.2% separately of the basic salaries of its employees for medical insurance benefits, housing funds, unemployment and other statutory benefits. Other than the contribution, there is no further obligation for payments to employees under these plans.

The total contribution was$15,451,989, $11,244,297and $10,592,227 for the years ended December 31, 2014, 2015 and 2016, respectively.

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

In addition to the general reserve, the Company’s PRC subsidiaries are required to obtain approval from the local PRC government prior to distributing any registered share capital. Accordingly, both the appropriations to general reserve and the registered share capital of the Company’s PRC subsidiaries are considered as restricted net assets amounting to $864,408,242 and $ 879,908,242 as of December 31, 2015 and 2016, respectively.

16. EARNINGS PER SHARE

Basic and diluted earnings per share have been calculated as follows:

	Years ended December 31,
	2014	2015	2016
Net loss attributed to holder of ordinary shares	$(33,630,021)	$(5,075,122)	$(34,698,251)
Net loss adjusted for dilutive securities	(33,630,021)	(5,075,122)	(34,698,251)
Weighted-average number of common shares outstanding-basic	203,550,049	204,085,041	202,229,767
Weighted-average number of common shares outstanding-diluted	203,550,049	204,085,041	202,229,767
Basic loss per share	$(0.17)	$(0.02)	$(0.17)
Diluted loss per share	$(0.17)	$(0.02)	$(0.17)

Diluted earnings per share excludes 30,420,950, 18,356,267 and 16,585,000 common shares issuable upon the assumed conversion of the convertible debt, share options, restricted shares and warrant for the year ended December 31, 2014, 2015 and 2016, respectively, as their effect would have been anti-dilutive.

The Company issues ordinary shares to its share depository bank which will be used to settle stock option awards upon their exercise. Any ordinary shares not used in the settlement of stock option awards will be returned to the Company. As of December 31,2015 and 2016,there are 125,600 and 488,100 ordinary shares, respectively, are legally issued to the share depository bank but are treated as escrowed shares for accounting purposes and therefore, have been excluded from the computation of earnings per share.

17. RELATED PARTY BALANCES AND TRANSACTIONS

(a) Related party balances

Amounts due from related parties are comprised of the following amounts receivable from the sales of goods:

	At December 31,
	2015	2016
Zhejiang Yuhuan(1)	$110,952	$58,581
Jinko and its subsidiaries(2)	-	13,007,044
Total	$110,952	$13,065,625

Amounts due to related parties are comprised of the following amounts payable to the purchase of raw materials and others:

	At December 31,
	2015	2016
Zhejiang Yaohui(4)	$2,552,385	$1,162,849
Jinko and its subsidiaries (2)	124,229	94,518
Total	$2,676,614	$1,257,367

(b) Related party transactions

During the years ended December 31, 2014, 2015 and 2016, related party transactions were as follows:

	Years ended December 31,
	2014	2015	2016
Sale of goods to Jinko and its subsidiaries(2)	2,898,698	53,538	40,171,544
Purchase of raw materials from Jinko and its subsidiaries (2)	90,409	-	-
Purchase of raw materials from Zhejiang Yaohui(4)	5,759,079	4,581,029	2,280,835
Rental payment to Zhejiang Yuhuan(1)	3,246	5,236	15,361
Rental expense incurred associated with using Zhejiang Yuhuan’s premises(1)	70,107	67,566	62,349
Loan from Champion era enterprises limited(3)	4,000,000	3,000,000	-
Repayment to Champion era enterprises limited(3)	-	7,000,000	-

Mr. Xianshou Li and his family individually or jointly provided guarantees for the Company’s short term and long term borrowings totaling RMB2,060,000,000 ($318,008,380) and RMB 2,030,000,000 ($292,380,900) as of December 31, 2015 and 2016, respectively.

(1)	Zhejiang Yuhuan Solar Energy Source Co., Ltd. (“Zhejiang Yuhuan”) is controlled by Xianshou Li, Chief Executive Officer.
(2)	The brothers of Mr. Xianshou Li are the founders and current shareholders of Jinko Solar Co., Ltd. (“Jinko and its subsidiaries”)
(3)	Champion era enterprises Ltd. is controlled by Xianshou Li. The annualized interest rate of the loan is 5%, and the maturity of the loans are three months for the loans during the years ended December 31, 2015.
(4)	The brother of HR VP and shareholder of ReneSola Ltd is the director of Zhejiang Yaohui Photovoltaic Co., Ltd. (“Zhejiang Yaohui”)

18. COMMITMENTS AND CONTINGENCIES

(a)Purchase commitments

Under the terms of certain supply agreements, the Company is required to purchase polysilicon of $ 32,797,550 in total over the next year, at prevailing market prices at the time of purchase. The quantities of raw materials governed by these contracts represent amounts the Company will utilize in the normal course of operations.

(b) Product warranties

The Company offers warranties on its products and records an estimate of the associated liabilities. Product warranty activity during the years ended December 31, 2015 and 2016 was as follows:

	At December 31,
	2015	2016

Beginning balance	$31,778,365	$36,023,946
Warranty provision	8,815,974	5,774,308
Revision of warranty costs	(3,249,623)	(4,429,833)
Warranty expense incurred	(18,132)	-
Foreign exchange effect	(1,302,638)	(2,309,448)
Ending balance	$36,023,946	$35,058,973

The Company revised downward the estimated cost to satisfy the Company’s outstanding product warranty by $4,429,833 for the year ended December 31, 2016, attributable primarily to decrease in the average selling prices (“ASPs”) for solar modules, a primary input into the estimated costs of the Company’s warranty policy.

(c)        Legal matters

The Company is a party to legal matters and claims in the normal course of its operations. While the Company believes that the ultimate outcome of these matters will not have a material adverse effect on its financial position, results of operations or cash flows, the outcome of these matters is not determinable with certainty and negative outcomes may adversely affect the Company.

In June 2011, CEP Ltd., or CEP, one of the Company's module customers, sued the Company in the High Court in Hong Kong for damages for breach of a sales contract. The Company denied CEP’s assertion and defended that the termination of the sales contract was due to CEP’s material breach of the sales contract by failure to provide a letter of credit in accordance with the sales contract. A pre-trial set in October 2013 and a five-day trial set in December 2013 were held. On April 4, 2014, the High Court of Hong Kong handed down judgment and dismissed CEP’s case. Then CEP applied for the appeal and the trail was heard before the Court of Appeal on February 11, 2015. Eventually, the judgment was handed down on March 12, 2015, and the Court of Appeal dismissed the CEP's appeal.

In November 2013, Jiangsu Shuangliang Boiler Co., Ltd., or Jiangsu Shuangliang, one of the Company's suppliers of polysilicon equipment, filed a case with Shanghai International Economic and Trade Arbitration Commission, against Sichuan ReneSola. The arbitration involved a payment for deoxidization furnaces the Company bought from Jiangsu Shuangliang of approximately RMB55.7 million ($8.9 million), and a penalty of approximately RMB6.7 million ($1.1 million); and Sichuan ReneSola then filed a case to counterclaim against Jiangsu Shuangliang for the compensation of approximately RMB31.6 million ($5.2 million) in relation to the water leaking problems arising with the deoxidization furnaces Jiangsu Shuangliang sold to the Company. On June 30, 2015 Jiangsu Shuangliang and Sichuan ReneSola entered into a settlement agreement, in which the parties have agreed that Sichuan ReneSola shall pay RMB 36.5 million ($5.8 million) to Jiangsu Shuangliang as agreed amount of payment for purchase to settle the original aggregate purchase amount of RMB55.7 million ($8.9 million), and this amount shall be paid by six installments by the end of 2015. On July 14, 2015 the arbitral tribunal has rendered an arbitral award in accordance with the aforementioned settlement agreement. For the year ended December 31, 2015, the Company recorded the difference between RMB55.7 million ($8.9 million) and RMB36.5 million ($5.8 million) as other operating income.

In July 2015, the Company entered into an agreement with Pristine, a San Francisco-based solar project developer, to form a joint venture in the United States to accelerate U.S. project development. On December 3, 2015, ReneSola filed an Action in the Superior Court of California, County of San Francisco, alleging that Pristine had breached the joint venture agreement. Pristine subsequently filed a cross-complaint alleging that the Company breached the joint venture agreement. On March 25, 2016, the Company entered into a binding settlement term sheet with Pristine and certain of its affiliates to resolve the dispute, dismiss the Action and transfer 88 MW solar energy projects under development in California, North Carolina, and Minnesota by Pristine and its affiliates to one of the Company's wholly owned subsidiaries in the United States. The transfer was completed on May 31, 2016. The Company has become the 100% indirect owner of the 88 MW portfolio of solar energy projects since May 31, 2016.

(d) Countervailing and anti-dumping duties

The Company's subsidiary in the United Kingdom, or the UK, ReneSola UK Ltd., has received a decision and subsequently a post-clearance duty demand note from Her Majesty's Revenue and Customs, or HMRC, of the UK Government, which requires ReneSola to pay retrospective anti-dumping duty, or ADD, countervailing duty, or CVD, and value added tax of approximately £1.2 million (US$1.7 million) in total associated with certain imports of solar panels from Renesola Singapore PTE and Enfield Solar Energy Ltd India between December 2013 and February 2014. UK Customs disagreed with the Company's declared country of origin of these products. The Company is contesting the determination and have requested a review before HMRC. The final review decision of HMRC is expected to be announced in April or May 2017. The Company expects to appeal any adverse decision to the competent customs tribunal in the UK.

The Company's subsidiary in Germany, Renesola Deutschland GmbH, has received a post-clearance duty demand note from Dutch Customs, which requires ReneSola Deutschland GmbH to pay retrospective ADD and CVD of approximately €11.8 million (US$13.1 million) in total associated with certain imports of solar panels from its various Indian OEM suppliers in late 2013 and early 2014. Dutch Customs disagreed with the Company's declared country of origin of these imported products, and the Company has filed an administrative appeal with Dutch Customs and expect to receive a final decision by the end of April 2017. If Dutch Customs dismisses the appeal, the Company expect to ask for a judicial review by lodging a judicial appeal before the Dutch Court.

The Company is vigorously contesting the above two claims, and is currently unable to estimate the possibility of success or loss from its requests for review and/or appeal. The general statute of limitations to collect arrears of custom duties expires after three years from the date on which an import declaration was filed provided that no deliberate customs fraud possibly leading to criminal liability has been committed. As such and since the Company has not received any additional claims up to the date of this announcement, its products imported into the European Union before April 28, 2014 should not be subject to further duty demand by relevant customs. Moreover, the Company have fully exited from using OEMs from India, and made no further shipments to the European Union since the termination of its undertaking agreement to sell PV products at or above the Minimum Import Price in June 2015. However, any unfavorable outcome from these actions and disputes, including appeal of the outcome in these actions or disputes, may have a material adverse effect on the Company's financial position, results of operations or resources in the future.

(e) Guarantee

In March 2014, Renesola Zhejiang guaranteed loan facilities from China Development Bank for Zhejiang Ruixu of $26,573,535 for 11.5 years and $42,632,880 for 11.25 years. The fair value of the debt guarantee was not material.

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

The  following table summarizes the Company’s revenues generated from each segment:

	Year ended December 31, 2014
	Wafer	Cell and module	Solar power projects	Other	Elimination	Total
Net sales	$1,416,614,234	$1,311,867,301	$8,740,222	$695,750	$(1,176,420,479)	$1,561,497,028
Gross profit	$71,483,745	$134,289,199	$3,901,264	$36,679	$(427,602)	$209,283,285

	Year ended December 31, 2015
	Wafer	Cell and module	Solar power projects	Other	Elimination	Total
Net sales	$1,032,418,596	$1,024,331,572	$116,289,676	$1,044,975	$(892,053,374)	$1,282,031,446
Gross profit	$62,884,189	$88,563,261	$22,007,895	$600,087	$13,818,412	$187,873,844

	Year ended December 31, 2016
	Wafer	Cell and module	Solar power projects	Other	Elimination	Total
Net sales	1,018,667,813	712,503,016	85,955,337	45,708,768	(932,998,645)	929,836,289
Gross profit	79,317,633	37,515,810	7,482,057	6,200,915	(21,020,333)	109,496,082

The following table summarizes the Company’s revenues generated from each product:

	Years ended December 31,
	2014	2015	2016
Solar modules	$1,309,008,400	$920,271,824	$547,316,223
Solar wafers	182,513,034	163,700,069	223,606,146
Solar power project	-	110,737,934	83,107,906
Other materials	40,975,806	61,932,953	48,800,671
Solar cells	12,422,486	8,266,709	5,873,645
Electricity	8,740,222	5,649,282	2,847,431
Service revenue from tolling arrangement	7,837,080	11,472,675	18,284,267

Total	$1,561,497,028	$1,282,031,446	$929,836,289

The following table summarizes the Company’s revenues generated by the geographic location of customers:

	Years ended December 31,
	2014	2015	2016
Mainland China	$227,182,419	$264,803,111	$452,572,919
Taiwan	43,696,851	34,710,699	41,390,952
Australia	58,621,500	26,445,835	9,004,912
Singapore	10,506,110	23,478,282	28,060,571
Korea	21,120,646	8,765,334	7,342,063
India	51,256,611	135,768,107	117,189,159
Hong Kong	63,899	61,240	400,031
Thailand	-	7,767,452	3,121,450
Japan	369,369,451	298,855,541	80,639,530

Asia Pacific Total	$781,817,487	$800,655,601	$739,721,587

Germany	147,261,159	53,603,098	3,612,885
Greece	310,076	103,193	-
Belgium	1,164,431	18,252,371	-
America	170,717,859	50,176,517	23,507,186
Italy	5,781,328	4,013,709	944,844
France	89,635,307	3,529,467	2,882,919
Spain	39,246,414	202,527	-
Czech Republic	2,628,333	4,861,462	-
England	224,990,352	242,425,493	81,761,719
Netherlands	3,234,732	4,706,979	-
South Africa	13,912,446	17,068,687	5,769,575
Others	80,797,104	82,432,342	71,635,574

Total	$1,561,497,028	$1,282,031,446	$929,836,289

Substantially all of the Company’s long-lived assets are located in Mainland China.

There is no customer that contributed more than 10% of net sales for years ended December 31, 2014. Sales to one customer constitute approximately 11% of the total net sales for years ended December 31, 2015. As for year ended December 31, 2016, there is no customer that contributed more than 10% of net sales.

20. SUBSEQUENT EVENTS

Subsequent to December 31, 2016, the Company successfully rolled over $83.7 million short-term borrowings outstanding as of December 31, 2016.

On February 10, 2017, the Company changed the number of the Company's shares represented by each American Depositary Share ("ADS") from two (2) shares to ten (10) shares (the "Ratio Change").

Subsequent to December 31, 2016, the Company obtained related party loans of RMB 30 million ($4.3 million), with an annual interest rate of 5.44% and six months' borrowing period.

SCHEDULE 1-RENESOLA LTD CONDENSED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars)

RENESOLA LTD

BALANCE SHEETS

	As of December 31,
	2015	2016
ASSETS
Current assets:
Cash and cash equivalents	$10,181,328	$22,143
Prepaid expenses and other current assets	257,933	357,822
Deferred convertible notes issue costs-current	34,660	-

Total current assets	10,473,921	379,965
Investment in subsidiaries	213,430,832	170,945,179
Total assets	$223,904,753	$171,325,144

LIABILITIES AND EQUITY
Current liabilities:
Amount due to subsidiaries	$84,821,631	$105,028,653
Other current liabilities	333,237	57,238
Warrant liabilities	577,500	-
Convertible notes payable-current	26,145,000	-

Total current liabilities	111,877,368	105,085,891
Income tax payable	93,473	93,473

Total liabilities	111,970,841	105,179,364

Equity:
Common shares (500,000,000 shares; no par value shares authorized at December 31, 2015 and 2016; 203,331,288shares issued and 203,205,688 shares outstanding at December 31, 2015; 202,478,702 shares issued and 200,538,902 shares outstanding at December 31, 2016)	477,964,702	477,171,487
Treasury stock	-	(513,137)
Additional paid-in capital	7,669,350	8,229,330
Accumulated loss	(435,276,897)	(469,975,148)
Accumulated other comprehensive income	61,576,757	51,233,248

Total equity	111,933,912	66,145,780

Total Liabilities and Equity	$223,904,753	$171,325,144

SCHEDULE 1-RENESOLA LTD CONDENSED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars except number of shares and per share data)

RENESOLA LTD

STATEMENTS OF INCOME

	Year ended December 31,
	2014	2015	2016
Operating expenses(income):
Sales and marketing	71,669	40,469	11,005
General and administrative	4,180,518	2,745,035	2,063,865
Research and development	9,189	-	-
Other operating income	(2,582,694)	-	-

Total operating expenses	1,678,682	2,785,504	2,074,870

Loss from operations	(1,678,682)	(2,785,504)	(2,074,870)
Non-operating income(expense):
Interest income	228	194	140
Interest expense	(5,631,282)	(3,361,077)	(1,285,370)
Foreign exchange gains (losses)	(26,628)	(76,586)	14,437
Gains on derivative, net	7,202,205	7,784,352	-
Gains on repurchase of convertible notes	7,048,188	13,693,269	212,056
Fair value change of warrant liability	7,455,000	1,312,500	577,500

Income(loss) before income taxes and equity in earnings of subsidiaries	14,295,000	16,505,835	(2,556,107)
Income tax benefit	-	-	-
Equity in losses of subsidiaries	(47,999,050)	(21,642,270)	(32,142,144)

Net loss	$(33,630,021)	$(5,075,122)	$(34,698,251)

STATEMENTS OF COMPREHENSIVE LOSS

(Amounts expressed in U.S. dollars)

	Year ended December 31,
	2014	2015	2016
Net loss	$(33,630,021)	$(5,075,122)	$(34,698,251)

Other comprehensive loss:
Foreign currency translation adjustment	(2,533,628)	(19,503,275)	(10,343,509)

Other comprehensive loss	(2,533,628)	(19,503,275)	(10,343,509)

Comprehensive loss	$(36,163,649)	$(24,578,397)	$(45,041,760)

SCHEDULE 1-RENESOLA LTD CONDENSED FINANCIAL STATEMENTS

(Amounts expressed in U.S. dollars)

RENESOLA LTD

STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2014	2015	2016
Net loss	$(33,630,021)	$(5,075,122)	$(34,698,251)
Equity in losses of subsidiaries	47,999,050	21,642,270	32,142,144
Adjustments to reconcile net income to net cash used in operating activities:
Amortization of deferred convertible notes issue costs and premium	933,152	764,527	32,935
Gains from repurchase of convertible bond	(7,048,188)	(13,693,269)	(212,056)
Share-based compensation	2,166,097	1,466,181	746,980
Gains on derivatives	(7,202,205)	(7,784,352)	-
Fair value change of warrant liability	(7,455,000)	(1,312,500)	(577,500)
Changes in assets and liabilities :
Other long-term assets	(158,952)	-	-
Prepaid expenses and other current assets	313,310	(257,933)	(99,889)
Other current liabilities	(536,417)	(1,067,521)	(275,999)
Other long-term liabilities	(2,582,694)	-	-

Net cash used in operating activities	(7,201,868)	(5,317,719)	(2,941,636)

Investing activities:
Investment in subsidiaries	(15,623)	(33,783)	-
Net cash received from settlement of derivatives	4,960,574	9,078,226	-

Net cash provided by (used in) investing activities	4,944,951	9,044,443	-

Financing activities:
Proceeds from exercise of share option	362,801	640,680	-
Cash paid for repurchase of convertible notes	(9,809,860)	(54,376,600)	(25,931,219)
Cash paid for ADS repurchase	-	(812,184)	(1,493,352)
Receipt of loan from subsidiaries	11,999,596	59,675,011	20,207,022

Net cash provided by (used in)financing activities	2,552,537	5,126,907	(7,217,549)

Net (decrease) increase in cash and cash equivalents	295,620	8,853,631	(10,159,185)
Cash and cash equivalents, beginning of year	$1,032,077	$1,327,697	$10,181,328
Cash and cash equivalents, end of year	$1,327,697	$10,181,328	$22,143

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