Form 20-F
period 2017-12-31
ReneSola Ltd
filed 2018-04-30
CIK 1417892

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017.

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

7/F, Block B, Future Land Holdings Tower
No. 5, Lane 388, Zhongjiang Road

Putuo District, Shanghai 200062

(Address of principal executive offices)

Weiguo Zhou
Interim Chief Financial Officer

7/F, Block B, Future Land Holdings Tower
No. 5, Lane 388, Zhongjiang Road

Putuo District, Shanghai 200062

People’s Republic of China

Tel: +86 21 6280-9180

Fax: + 86 21 6280-5600

E-mail: weiguo.zhou@renesolapower.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing	New York Stock Exchange
10 shares, no par value per share

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

381,027,002 shares, no par value per share, as of December 31, 2017, among which 348,100 shares represented by 34,810 ADSs were held by the depositary for the ADSs for future exercise or vest of our awards under our 2007 share incentive plan.

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

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

•	“we,” “us,” “our company,” “our” or “ReneSola” refers to ReneSola Ltd, a British Virgin Islands company, its predecessor entities and its subsidiaries;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report on Form 20-F only, Taiwan, and the special administrative regions of Hong Kong and Macau;

•	“RMB” or “Renminbi” refers to the legal currency of China; all references to “$,” “dollars” and “U.S. dollars” refer to the legal currency of the United States;

•	“ADSs” refers to our American depositary shares, each of which represents 10 shares, and “ADRs” refers to the American depositary receipts that evidence our ADSs;

•	“shares” refers to shares of ReneSola Ltd with no par value;

•	“DG projects” refers to distributed generation solar power projects, including ground-mounted distributed generation projects and rooftop distributed generation projects;

•	“FIT” refers to feed-in tariff(s), the government guaranteed and subsidized electricity sale price at which solar power projects can sell to the national power grids, which is set by the central government;

•	“ground-mounted projects” refers to solar power projects built on the ground, consisting of ground-mounted DG projects and utility-scale projects;

•	“ground-mounted DG projects” refers to small-scale ground-mounted projects with lower grid connection voltage grade and with a substantial portion of the electricity generated to be consumed within the substation area of the grid connection points;

•	“rooftop DG projects” refers to distributed generation solar power projects built on roof tops; and

•	“utility-scale projects” refers to ground-mounted projects that are not ground-mounted DG projects.

In September 2017, we completed a non-cash restructuring following which, among other things, substantially all of the assets and liabilities related to our manufacturing businesses, including polysilicon, solar wafer, solar cell and solar module manufacturing, as well as the LED distribution business were transferred into ReneSola Singapore Pte. Ltd. Upon the closing of this restructuring, all the issued shares of ReneSola Singapore Pte. Ltd were transferred to our chairman and chief executive officer. As a result, we have transformed into a solar project developer and operator, a pure downstream player with robust pipeline projects around the world. As of the date of this annual report, our business includes the development and sale of solar power projects as a developer and the sale of electricity generated by the solar power projects operated by us as a power producer, or IPP. As of December 31, 2017, our debt-to-asset ratio, which is total liabilities divided by total assets, was improved and decreased to 73.0% from 93.9% as of December 31, 2016.

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

This annual report on Form 20-F includes our audited consolidated balance sheets as of December 31, 2016 and 2017 and our audited consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2015, 2016 and 2017.

This annual report contains translations of certain Renminbi amounts into U.S. dollars at the rate of RMB6.5063 to $1.00, the noon buying rate in effect on December 31, 2017 as set forth in the H.10 Statistical Release of the Federal Reserve Board. We make no representation that the Renminbi or dollar amounts referred to in this annual report on Form 20-F could have been or could be converted into dollars or Renminbi, as the case may be, at any particular rate or at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Fluctuations in exchange rates may have a material adverse effect on your investment.” On April 20, 2018, the noon buying rate was RMB6.29 to $1.00.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

Our Selected Consolidated Financial Data

In September 2017, we completed a non-cash restructuring to dispose of substantially all of the assets and liabilities related to our manufacturing businesses, including polysilicon, solar wafer, solar cell and solar module manufacturing, as well as the LED distribution business. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transaction with our Chief Executive Officer and ReneSola Singapore Pte. Ltd.” for details.

The following table presents the selected consolidated financial information of our company. The selected consolidated statement of operations data for the years ended December 31, 2015, 2016 and 2017 and the selected consolidated balance sheet data as of December 31, 2016 and 2017 are derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statement of operations data for the years ended December 31, 2013 and 2014 and the consolidated balance sheets data as of December 31, 2013, 2014 and 2015 have been revised from our previously audited consolidated financial statements, which are not included in this annual report on Form 20-F to give effect to those changes. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. The historical results are not necessarily indicative of results to be expected in any future period.

	For the Year Ended December 31,
	2013	2014	2015	2016	2017
Consolidated Statement of Operations Data
Continuing operations:
Net revenues	$0	$7,581,339	$116,330,936	$80,504,734	$102,973,999
Income (loss) from operations	(2,240,190)	1,635,413	16,318,426	2,348,663	6,555,610
Income (loss) from continuing operations, net of tax	(1,331,332)	10,474,640	20,213,270	94,482	3,199,831
Income (loss) from discontinued operations, net of tax(1)	(257,584,206)	(44,104,661)	(25,288,392)	(34,792,733)	31,257,707
Income (loss) per share from continuing operations
Basic	(0.01)	0.05	0.10	0.00	0.01
Diluted	(0.01)	0.05	0.10	0.00	0.01
Income (loss) per share from discontinued operations
Basic	(1.41)	(0.22)	(0.12)	(0.17)	0.13
Diluted	(1.41)	(0.22)	(0.12)	(0.17)	0.13
Weighted average number of shares used in computing earnings per share:
Basic	182,167,908	203,550,049	204,085,041	202,229,767	246,899,286
Diluted	182,167,908	204,045,254	204,222,541	202,403,904	246,905,289

(1)	Discontinued operations relate to our manufacturing businesses, including polysilicon, solar wafer, solar cell and solar module manufacturing, as well as the LED distribution business, which were disposed of in the third quarter of 2017, the transaction of which was completed on September 29, 2017.

	As of December 31,
	2013	2014	2015	2016	2017
Consolidated Balance Sheet Data
Cash and cash equivalents	$3,978,198	$4,690,077	$14,581,590	$3,964,896	$13,429,301
Total assets	2,139,750,677	1,669,007,526	1,346,319,585	1,088,405,688	335,698,792
Total liabilities	1,970,734,133	1,533,851,207	1,234,385,673	1,022,259,908	245,216,322
Total equity	169,016,544	135,156,319	111,933,912	66,145,780	90,482,470
Common share capital	-	-	-	-	-
Number of common share issued	204,346,064	204,846,064	203,331,288	202,478,702	382,027,002

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Business

Our financial leverage may hamper our ability to expand and may materially affect our results of operations. Our borrowing levels and the tightening of credit generally in the industry in the PRC may adversely impact our ability to obtain new financing.

We have relied on working capital, short-term and long-term financing, including development loan financings, construction loan financings and project financings, and capital market financings to fund our capital requirements and expect to continue to do so in the future. These financings, which consist of short-term borrowings, long-term borrowings and other long-term liabilities, are primarily from financial institutions and fund investors globally, as well as financing lease companies in China. As of December 31, 2017, we had short-term borrowings of $6.6 million, long-term borrowings of $32.5 million, other long-term liabilities of $67.5 million and a debt-to-asset ratio of 73.0%.

Although we had a working capital of $24.9 million as of December 31, 2017, the amount of our borrowings and financing liabilities could constrain our operational flexibility, including requiring a substantial portion of our cash flows to be set aside to service our debt obligations, increasing our exposure to interest rate fluctuations and limiting our ability to obtain additional financing. Furthermore, government may pass measures to tighten credit. All of the above may impair our ability to obtain financing on favorable terms, or at all. In addition, we may not be able to raise necessary funding on favorable terms, or at all, to refinance our debt obligations. If our cash flows and capital resources are insufficient to service our debt obligations, our business, prospects and financial conditions may be materially and adversely affected. If we fail to obtain additional sources of financing, we may not be able to continue to fund our operations or business.

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

Our success depends on the success of our restructuring.

In September 2017, we entered into a share purchase and subscription agreement with ReneSola Singapore Pte. Ltd., a former subsidiary, and Mr. Xianshou Li, our chairman and chief executive officer. Pursuant to the agreement, we effected a non-cash restructuring following which, among other things, substantially all of the assets and liabilities related to our manufacturing businesses, including polysilicon, solar wafer, solar cell and solar module manufacturing, as well as the LED distribution business were transferred into ReneSola Singapore Pte. Ltd. Upon the closing of this restructuring, all the shares of ReneSola Singapore Pte. Ltd were transferred to to Mr. Li. As a result, we have transformed into a solar project developer and operator, a pure downstream player with robust pipeline projects around the world. As of December 31, 2017, our debt-to-asset ratio, which is total liabilities divided by total assets, was improved and decreased to 73.0% from 93.9% as of December 31, 2016. We believe that this transaction has alleviated our going-concern risks and de-listing risks and enhanced our capital raising capabilities. However, we cannot assure you that we can continue to improve our financial positions and results of operations. In the event that our operations raised substantial doubts about our ability to continue as a going concern for the foreseeable future, or we are notified by the New York Stock Exchange, or NYSE, regarding any non-compliance, our market value and ADS price may be materially and adversely affected.

We face uncertainties in connection with the implementation of our business strategy to transform our business focus from wafer and module manufacturing to global energy efficient products and services and downstream solar power projects.

We were a solar wafer manufacturer and later also became a manufacturer of polysilicon and solar modules. Starting from early 2014, we began to expand our operations into the broader energy efficient products and services business and downstream solar power projects. In September 2017, we transformed into a solar project developer and operator, a pure downstream player with robust pipeline projects around the world. Our ability to transform to and expand into the services business is also subject to significant risks and uncertainties.

Our solar power project initiatives require significant initial investments. These expansion plans may include investments in project companies and joint ventures and forming strategic alliances with third parties. There is a risk that we may not be able to obtain the necessary funding to fully invest in these solar power projects, or that investments in these projects will significantly impact our working capital as a result of a slowdown in reinvestment of cash. Additionally, our previous experience in the solar power products manufacturing industry may not be as relevant or applicable in the downstream solar power projects markets. If our transformation strategy and initiatives do not achieve their intended results, or if we do not compete successfully against existing players, our business, operations and financial results may be materially and adversely impacted. Furthermore, we may not be able to manage entities which we invest in or provide adequate resources to such entities to maximize the return on our investments. We may not be able to secure the government approvals or licenses required for construction and operation of solar power projects in a timely manner, or at all. In the case of potential joint ventures and strategic alliances with third parties, we may face risks associated with the sharing of proprietary information, loss of control of operations that are material to our business and profit sharing arrangements. We may also consider acquisitions of existing downstream players, in which we may face difficulties related to the integration of the operations and personnel of acquired businesses and the division of resources between our existing and acquired operations.

We cannot assure you that we will be successful in operating our business into the solar power projects markets. Any failure to successfully identify, execute and integrate our acquisitions, investments, joint ventures and alliances as part of entering into the solar power projects markets may have a material adverse impact on our growth, business prospects and results of operations, which could lead to a decline in the price of our ADSs.

Developing and operating solar power projects exposes us to different risks than producing solar power products. Our result of operations may be subject to fluctuations.

In a given period, our revenue was affected by a limited number of solar power projects that are under development and sold to third parties, and therefore subject to significant fluctuations. Although we intend to retain more projects for our IPP business in China, we will continue to develop and sell solar power projects to take advantage of attractive market opportunities. As a result, we may generate more of our revenues from the one-time sale of solar power projects for certain periods.

Development of solar power projects can take many months or years to complete and may be delayed for reasons beyond our control. They often require us to make some up-front payments for, among other things, land/rooftop use rights and permitting in advance of commencing construction, and revenue from these projects may not be recognized for several additional months following contract signing. Any inability or significant delays in entering into sales contracts with customers after making such up-front payments could adversely affect our business and results of operations. Furthermore, we may become constrained in our ability to simultaneously fund our other investment in these projects.

In contrast to developing solar modules, developing solar power projects requires more management attention to negotiate the terms of our engagement and monitor the progress of the projects which may divert management's attention from other matters. Our revenue and liquidity may be adversely affected to the extent the market for solar power projects weakens or we are not able to successfully complete the customer acceptance testing due to technical difficulties, equipment failure, or adverse weather, and we are unable to sell our solar power projects at prices and on terms and timing that are acceptable to us.

We operate solar power projects and sell electricity to the local or national grid or other power purchasers such as commercial and industrial end users. As a result, we are subject to a variety of risks associated with intense market competition, changing regulations and policies, insufficient demand for solar power, technological advancements, failure of our power generation facilities and credit risks related to the power purchasers. If we cannot manage these risks, our business, financial condition and results of operations may be materially adversely affected.

Solar project development is challenging and may ultimately not be successful and miscalculations in planning a project may negatively affect our engineering, procurement and construction, or EPC, prices, all of which could increase our costs, delay or cancel a project, and have a material adverse effect on our business, financial condition, results of operations and profit margins.

The development of solar projects involve numerous risks and uncertainties and requires extensive research, planning and due diligence. We may be required to incur significant amounts of capital expenditure for land/rooftop use rights, interconnection rights, preliminary engineering, permits, legal and other expenses before we can determine whether a solar power project is economically, technologically or otherwise feasible. Success in developing a solar power project is contingent upon, among other things:

•	securing investment or development rights;

•	securing suitable project sites, necessary rights of way, satisfactory land/rooftop use or access rights in the appropriate locations with capacity on the transmission grid and related permits, including completing environmental assessments and implementing any required mitigation measures;

•	rezoning land, as necessary, to support a solar power project;

•	negotiating satisfactory EPC agreements;

•	negotiating and receiving required permits and approvals for project development from government authorities on schedule;

•	completing all required regulatory and administrative procedures needed to obtain permits and agreements;

•	procuring rights to interconnect the solar power project to the electric grid or to transmit energy;

•	paying interconnection and other deposits, some of which are non-refundable;

•	signing grid connection and dispatch agreements, power purchase agreements, or PPAs, or other arrangements that are commercially acceptable, including adequate for providing financing;

•	obtaining project financing, including debt financing and own equity contribution; and

•	negotiating favorable payment terms with suppliers;

•	completing construction on schedule in a satisfactory manner.

Successful completion of a particular solar project may be adversely affected by numerous factors, including without limitation:

•	unanticipated changes in project plans or defective or late execution;

•	difficulties in obtaining and maintaining governmental permits, licenses and approvals required by existing laws and regulations or additional regulatory requirements not previously anticipated;

•	potential challenges from local residents, environmental organizations, and others who may not support the project;

•	uncertainty in the timing of grid connection;

•	the inability to procure adequate financing with acceptable terms, especially for EPC;

•	unforeseeable engineering problems, construction or other unexpected delays and contractor performance shortfalls;

•	labor, equipment and materials supply delays, shortages or disruptions, or work stoppages;

•	adverse weather, environmental and geological conditions, force majeure and other events out of our control; and

•	cost overruns, due to any one or more of the foregoing factors.

Accordingly, some of the solar power projects in our pipeline may not be completed or even proceed to construction. If a number of solar power projects are not completed, we may not benefit from the feed-in-tariffs, or FITs, our solar power projects are otherwise entitled to, our business, financial condition and results of operations could be materially and adversely affected.

In addition, if we are unable to complete the development of a solar power project or we fail to meet any agreed upon system-level capacity or energy output guarantees or warranties or other contract terms, or our projects cause grid interference or other damage, we may be subject to significant damages, penalties and other obligations relating to the project, including obligations to repair, replace or supplement materials for the project.

Occasionally, we may enter into fixed-price EPC agreements in which we act as the general contractor for our customers in connection with the installation of their solar power systems. All essential costs are estimated at the time of entering into the EPC agreement for a particular project or project portfolio, and these costs are reflected in the overall fixed price that we charge our customers for the project. These cost estimates are preliminary and may or may not be covered by contracts between us and the subcontractors, suppliers and other parties involved in the project. In addition, we require qualified, licensed subcontractors to install most of our solar power systems. Shortages of skilled labor could significantly delay a project or otherwise increase our costs. Should miscalculations in planning a project occur, including those due to unexpected increases in commodity prices or labor costs, or delays in execution occur and we are unable to increase the EPC sales price commensurately, we may not achieve our expected margins or our results of operations may be adversely affected.

Expansion of the pipeline of our solar power project business exposes us to a number of risks and uncertainties.

As our net revenues is derived from our solar power project business, we will be increasingly exposed to the risks associated with solar power projects. Further, our future success largely depends on our ability to expand our solar power project pipeline. The risks and uncertainties associated with our solar power project business and our ability to expand our solar power project pipeline include:

•	the need to raise funds to develop greenfield or purchase late-stage solar power projects, which we may be unable to obtain on commercially reasonable terms or at all;

•	the uncertainty of being able to sell the projects or secure purchasers in a timely manner, in which case we may need to operate such projects for an extended period of time;

•	the uncertainty of being able to receive full payment for the sold projects upon completion or receive payment in a timely manner;

•	failure of our business partners with which we work together under certain cooperation agreements to operate in a way satisfactory to us or any disputes with our business partners to develop projects or enter into new geographic markets;

•	delays and cost overruns as a result of a number of factors, many of which are beyond our control, including delays in regulatory approvals, construction, grid-connection and customer acceptance testing;

•	delays or denial of required approvals, permits or licenses by relevant government authorities in connection with the construction, grid-connection and operation of solar power projects;

•	failure to negotiate favorable payment terms with suppliers;

•	unforeseeable engineering problems, construction or other unexpected delays and contractor performance shortfalls;

•	labor, components and materials supply delays, shortages or disruptions, or work stoppages;

•	failure to grid connection and dispatch agreements, execute power purchase agreements or other arrangements that are commercially acceptable to us;

•	diversion of significant management attention and other resources;

•	failure to execute our project pipeline expansion plan effectively; and

•	changes in government regulations and policies.

If we are unable to successfully expand our solar power project business, and in particular, our solar power project pipeline, we may be unable to expand our business, maintain our competitive position, improve our profitability and generate the cash flows we have currently forecasted.

Our development activities may be subject to cost overruns or delays, which may result in reduction or forfeiture of FIT payments or would materially and adversely affect our financial results and results of operations

Development of our solar power projects may be adversely affected by circumstances outside of our control, including inclement weather, a failure to receive regulatory approvals on schedule or third-party delays in providing solar modules, inverters or other materials. Obtaining full permits for our solar power projects is time consuming and we may not be able to meet our expected timetable for obtaining full permits for our solar power projects in the pipeline. In addition, from time to time, we may need to engage external EPC contractors for our solar power projects and we may not be able to negotiate with satisfactory EPC agreements. Changes in project plans or designs, or defective or late execution may increase our costs and cause delays. Increases in the prices of solar products and balance-of-system components may increase procurement costs. Labor shortages, work stoppages or labor disputes could significantly delay a project or otherwise increase our costs. In addition, delays in obtaining, our inability to obtain or a lack of proper construction permits or post-construction approvals could delay or prevent us from construction of our solar power projects, commencing operation and connecting to the relevant grid.

Moreover, we rely on our related parties, as well as a limited number of third-party suppliers, for certain components and equipment used in the construction of our solar power projects, such as solar modules. To the extent the processes that our suppliers use to manufacture components are proprietary, we may be unable to obtain comparable components from alternative suppliers. Any failure of a supplier to supply components and equipment in a timely manner, or at all, or to supply components and equipment that meet our quality, quantity and cost requirements, could impair our ability to install solar power projects or may increase our costs.

In addition, we typically utilize and rely on third-party contractors to construct and install our solar power projects. If our contractors do not satisfy their obligations or do not perform work that meets our quality standards or if there is a shortage of third-party contractors or if there are labor strikes that interfere with the ability of our employees or contractors to complete their work on time or within budget, we could experience significant delays or cost overruns.

We may not be able to recover any of these losses in connection with construction cost overruns or delays. In addition, if we are unable to connect a solar power project to the power grid on schedule, we may experience lower FIT, as FIT regimes generally ratchet down the FIT awarded to solar power projects that connect later to the power grid. In addition, in certain cases of delay, we might not be able to obtain any FIT or PPA at all, as certain PPAs require that we connect to the transmission grid by a certain date. If the solar power project is significantly delayed, we may forfeit the PPA and we may only be able to obtain reduced FIT payments or may even become ineligible for FIT payments at all. A reduction or forfeiture of FIT payments or would materially and adversely affect the financial results and results of operations for that solar power project.

We may not be able to develop or acquire additional attractive solar power projects to grow our IPP portfolio.

Our current business strategy includes plans to further grow the solar power project portfolio for our IPP business, or IPP portfolio, and own and operate some of the solar power projects we develop. To develop a solar power project, we are required to enter into investment agreements, development agreements, interconnection agreements and/or other contractual agreements with the local authorities and obtain relevant permits, licenses and approvals. Whether or not we can secure an investment agreement is subject to the discretion of government bodies and may be influenced by factors beyond our control, such as market conditions and the allocated solar power project quota based on which the agreement can be entered into or government incentive programs. Our competitors may have greater financial resources, more effective or established localized business presence or greater willingness or ability to operate with little or no operating margins for sustained periods of time. It is difficult to predict whether and when we will be awarded a new solar power projects. Any increase in competition or reduction in our competitive capabilities could have a significant adverse impact on our market share and on the margins we generate from our solar power projects.

If we cannot complete the agreement on schedule, or at all, the PPA/FIT price may be reduced, our reputation may be damaged and it may increase the difficulty of pursuing projects. In addition, in any event the government bodies terminate the agreement with us, we will have limited recourse. Although the government bodies have historically not terminated the agreements with us, there is no assurance that they would not do so in the future.

If we cannot secure the opportunities to develop new solar power projects, our business, financial position and financial conditions will be materially adversely affected.

Other difficulties executing this business strategy, particularly in new jurisdictions we may enter, include:

•	accurately prioritizing geographic markets for entry, including estimates on addressable market demand;

•	obtaining construction, environmental and other permits and approvals;

•	securing land, rooftop or other site control;

•	managing local operational, capital investment or components sourcing regulatory requirements;

•	connecting to the power grid on schedule and within budget;

•	connecting to the power grid if there is insufficient grid capacity;

•	identifying, attracting and retaining qualified development specialists, technical engineering specialists and other personnel;

•	managing any acquired assets or assets held under affiliates;

•	securing cost-competitive financing on attractive terms;

•	operating and maintaining solar power projects to maintain the power output and system performance; and

•	collecting FIT payments and other economic incentives as expected.

We face a number of risks involving PPAs and project-level financing arrangements, including failure or delay in entering into PPAs, defaults by counterparties and contingent contractual terms such as price adjustment, termination, buy-out, acceleration or other clauses, all of which could materially and adversely affect our business, financial condition, results of operations and cash flows.

We may not be able to enter into PPAs for our solar power projects due to intense competition, increased supply of electricity from other sources, reduction in retail electricity price, changes in government policies or other factors. There may be limited pool of potential purchasers in some jurisdictions for electricity generated by our solar power plants due to regulatory policies. The willingness of purchasers to purchase electricity from an IPP like us may be based on a number of factors and not solely on pricing and surety of supply. If we cannot enter into PPAs on terms favorable to us, or at all, it would negatively impact our revenue and our decisions regarding the development of additional power plants. We may experience delays in entering into PPAs for some of our solar power projects or may not be able to replace an expiring PPA with a contract on equivalent terms and conditions, or otherwise at prices that permit operation of the related facility on a profitable basis. Any delay in entering into PPAs may adversely affect our ability to enjoy the cash flows generated by such projects. If we are unable to replace an expiring PPA with an acceptable new PPA, the affected site may temporarily or permanently cease operations, which could materially and adversely affect our financial condition, results of operations and cash flows.

Substantially all of the electricity generated by our solar power projects will be sold under long-term PPAs with government end users and a few to licensed suppliers or commercial and industrial users. We expect our future projects will also have long-term public PPAs or similar offtake arrangements such as tariff programs but the portion under licensed suppliers or commercial and industrial users may increase due to our focus in DG projects, and also due to the falling system cost which makes solar energy more accessible to non-State Grid users such as commercial and industrial users. If, for any reason, any of the purchasers of power under these contracts are unable or unwilling to fulfill their related contractual obligations or if they refuse to accept delivery of power delivered thereunder or if they otherwise terminate such agreements prior to the expiration thereof, our assets, liabilities, business, financial condition, results of operations and cash flows could be materially and adversely affected. Further, to the extent any of our power purchasers are, or are controlled by, governmental entities, our facilities may be subject to legislative or other political action that may impair their contractual performance or contain contractual remedies that do not provide adequate compensation in the event a counterparty defaults.

Some of our PPAs are subject to price adjustments over time or subject to inflation. If the price under any of our PPAs is reduced below a level that makes a project economically viable, our financial conditions, cash flow and results of operations could be materially and adversely affected. Further, some of our long-term PPAs do not include inflation-based price increase or other price adjustment clauses. Certain of the PPAs for our projects and those for projects that we have acquired and may acquire in the future contain or may contain provisions that allow the offtake purchaser to terminate or buy out the project or require us to pay liquidated damages upon the occurrence of certain events. If these provisions are exercised, our financial condition, results of operations and cash flows could be materially and adversely affected.

In additional, certain of the project-level financing arrangements for projects allow, and certain of the projects that we may acquire in the future may allow, the lenders or investors to accelerate the repayment of the financing arrangement in the event that a PPA is terminated or if certain operating thresholds or performance measures are not achieved within specified time periods if we does not timely notify the lenders and investors such event and fail to provide additional guarantee. Certain of our PPAs and project-level financing arrangements include, and in the future may include, provisions that would permit the counterparty to terminate the contract or accelerate maturity in the event we own, directly or indirectly, less than 50% of the combined voting power or, in some cases, if we cease to be the majority owner, directly or indirectly, of the applicable project subsidiary. The termination of any of our PPAs or the acceleration of the maturity of any of our financing arrangements as a result of a change-in-control event could have a material adverse effect on our financial condition, results of operations and cash flows.

We may not be able to identify suitable sites and obtain related access and use right to expand our IPP business

Solar power projects require solar and geological conditions that can only be found in a limited number of geographic areas.

Our solar power projects in overseas markets are primarily ground-mounted DG projects, with a few small-scale utility-scale projects and community solar gardens. Our solar power projects in China are primarily the rooftop DG projects. There is intense competition for a limited number of project sites appropriate for solar power projects. As the solar power project market continues to evolve, the number of attractive project sites available has decreased and will continue to decrease.

Even if we sign investment or development agreements, we may not be able to find and secure the use rights to suitable project sites for the relevant projects. We generally obtain land use rights for our ground-mounted projects through land use right granting or assignment by the government, or leasing from the land use right owners; and obtain the access and use rights for our rooftop DG projects through leasing from the roof top owners. Our rights to the properties used for our solar power projects may be challenged by property owners or other third parties, in case of any disputes over the ownership or lease of the properties. It is critical to guarantee and maintain our land use right on the land parcel and access and use right on the roof top during the life cycle of solar power projects. In case the relevant lease agreement were determined null and void by the competent authorities or our land use right and access and use right on roof top were recouped by the government, our solar power projects may be forced to cease operation and our results of operation, financial condition will be materially adversely affected.

We require flat land parcels for our small-scale solar power projects, including ground-mounted DG projects, small-scale utility projects and community solar gardens. Also, it is crucial to have a land parcel close to the grid connection point for our ground-mounted projects for interconnection to the power grid and in order to control the cost for the construction of transmission line and avoid the electricity transmission loss. However, it is increasingly difficult to secure flat land parcels close to the transmission line. Once we have identified a suitable site, our ability to obtain requisite land use rights or access and use rights to the roof top is subject to growing competition from other solar energy producers that may have better access to local government support, financial or other resources to locate and obtain rights of such sites. Our competitors may impede our development efforts by acquiring control of all or a portion of a solar site we seek to develop. If we were unable to find or obtain use rights for suitable solar power project sites, our ability to develop new solar power projects on a timely basis might be harmed, which could have a material adverse effect on our business, financial condition and results of operations.

We have been strictly check the land ownership and use and access rights to avoid agricultural land, wetland or any land which require rezoning. However, we cannot assure you that we will not acquire land with the understanding that such land may be rezoned for solar power project development in the future. Rezoning may take longer than expected or may not been possible. Any future rezoning efforts may materially and adversely impact our business and results of operation.

Our legal rights to certain real properties used for our solar power projects are subject to third party rights and may be challenged by property owners or third parties.

Our rights to the properties used for our solar power projects may be challenged by property owners and other third parties, subject to other third-party rights such as right of passage and right to place cables and other equipment on the properties, which may result in certain interferences with our use of the properties. Our rights to the properties used for our solar power projects may be challenged by property owners and other third parties for various other reasons as well. For example, we may not have the exclusive right to use a given site. Any such challenge, if successful, could impair the development or operations of our solar power projects on such properties. We may also be subject to the risk of potential disputes with property owners or third parties who otherwise have rights to or interests in the properties used for our solar power projects. Such disputes, whether resolved in our favor or not, may divert management’s attention, harm our reputation or otherwise disrupt our business.

We may be subject to unforeseen costs, liabilities or obligations when operating and maintaining solar power projects.

We operate and maintain the solar power projects in our IPP portfolio. In addition to the operations and maintenance, or O&M, services which our in-house O&M team provides to our developed solar power projects in China, we also enter into separate contractual agreements to operate and maintain substantially all of the solar power projects operated by us overseas. Pursuant to these agreements, we generally perform scheduled and unscheduled maintenance and operating and other asset management services and we subcontract certain O&M services, including security and repair, to third-parties, who may not perform their services adequately.

If we or our third-party contractors fail to properly operate and maintain the solar power projects, the solar power projects may experience decreased performance, reduced useful life or shut downs. Through changes in our own operation or in local conditions, the costs of operating the project may increase, including costs related to labor, equipment, insurance and taxes. If they are careless or negligent, resulting in damage to third parties, we may become liable for the consequences of any resulting damage. We may also experience equipment malfunction or failure, leading to unexpected maintenance needs, unplanned outages or other operational issues. In addition, inconsistencies in the quality of solar panels, solar modules, balance-of-system components or maintenance services for our solar power projects may affect the system efficiency of our solar power projects. We may also encounter difficulties selling electricity to the power grid due to failures in infrastructure or transmission systems. To the extent that any of the foregoing affects our ability to sell electricity to the power grid, or we incur increased costs in relation to operating and maintaining solar power projects, our business, financial condition and results of operation could be materially and adversely affected.

The delay between making significant upfront investments in our solar power projects and receiving revenue could materially and adversely affect our liquidity, business and results of operations.

There are generally many months or even years between our initial significant upfront investments in developing permits to develop solar power projects we expect to own and operate and when we commence to receive revenue from the sale of electricity generated by such solar power projects after connecting on grid. Such investments include, without limitation, legal, accounting and other third-party fees, costs associated with feasibility study, payments for land rights, government permits, large transmission and PPA deposits or other payments, which may be non-refundable. Furthermore, we historically relied on our own equity contribution, bank loans, capital market financing and third party financing to pay for costs and expenses incurred during project development, especially to third parties for solar modules and balance-of-system components and EPC and O&M services. Solar power projects typically generate revenue only after becoming commercially operational and starting to sell electricity. There may be an especially long delay from initial land and interconnection assessments to projects becoming late-stage, especially when we obtain permits directly from regulators and site control rights directly from prior rights holders under our primary permit development model. Between our initial investments in the development of permits for solar power projects and their connection to the transmission grid, there may be adverse developments to such solar power projects. Furthermore, we may not be able to obtain all of the permits as anticipated, permits that were obtained may expire or become ineffective or we may not be able to obtain financing as anticipated. In addition, the timing gap between our upfront investments and actual generation of revenue, or any added delay in between due to unforeseen events, could put strains on our liquidity and resources, and materially and adversely affect our profitability and results of operations.

Our ability to transmit and sell the electricity generated from the solar power projects operated by us relies on the grid connection, dispatch agreements, PPAs and other contractual agreements.

We sell electricity generated from our operated solar power projects mainly in China. Before developing a solar power project for our IPP business, we have to obtain the relevant local governmental grid company’s preliminary consent on our grid connection application and the final approval on the grid connection plan in order to connect our solar power projects to their power grids.

In China, we can sell the electricity in gross metering or net metering. Under gross metering, electricity is sold to The State Grid Corporation of China, or the State Grid, which is an enterprise which constructs and operates power grids and is a pilot state holding company approved by the State Council of China to carry out state-authorized investment. Under the net metering, we first sell the electricity to non-State Grid power purchasers and the remaining unpurchased electricity to the State Grid. Before we can supply the electricity to our power purchasers, we are required to enter into the grid connection and dispatch agreements with the grid providers and energy management contracts, or EMCs, including PPAs with the power purchasers. Grid connection and dispatch agreements generally have terms of 1 to 5 years and are, in practice, subject to renewal by the parties when original terms expire. The EMCs, which provide the terms and pricing of the sales and include the PPAs, are in 20 years and are subject to renewal by the parties when original terms expire. If we are unable to renew the agreements upon expiration, we may not be able to replace them with agreements with equivalent terms and conditions, or at all, or we may experience significant delays or costs related to securing replacements. If we are unable to agree with the grid providers on a new grid connection and dispatch agreements, the affected solar power project may temporarily or permanently cease operations, and we may not be able to operate the project beyond the initial term of the EMCs and PPAs. See also “⸺We face a number of risks involving PPAs and project-level financing arrangements, including failure or delay in entering into PPAs, defaults by counterparties and contingent contractual terms such as price adjustment, termination, buy-out, acceleration or other clauses, all of which could materially and adversely affect our business, financial condition, results of operations and cash flows. In addition, if, for any reason, the grid providers are unable or unwilling to fulfill their related contractual obligations or if they refuse to accept delivery of electricity delivered thereunder or otherwise terminate such agreements prior to the expiration thereof, our business, financial condition, results of operations and cash flow could be materially adversely affected.

If we cannot produce agreed electricity for reasons solely attributed to us, the agreed PPA/FIT prices may be reduced, results of operations could be materially adversely affected.

In China, all solar projects approved by the National Development and Reform Commission, or the NDRC, are eligible to receive an attractive fixed FIT for 20 years in principle and we expect our solar power projects to be long-term contracted assets. Under gross metering, we receive a total amount of FIT amount, which comprise an agreed electricity sales price from the State Grid and the government subsidies, for 20 years. Under net metering, we receive subsidies from the government and an agreed negotiated electricity sales price from the power purchasers. However, if we cannot produce electricity normally for a number of days for reasons solely attributed to us, the agreed PPA/FIT prices may be reduced and results of operations and cash flow could be materially adversely affected.

If the power grid to which one or more of our solar power projects is connected becomes partially or fully inoperable due to maintenance or unexpected interruptions, the transmission of electricity may be affected and results of operations and cash flow could be materially adversely affected.

If the power grid to which one or more of our solar power projects is connected becomes partially or fully inoperable due to maintenance or unexpected interruptions, the affected project will not be able to transmit electricity to the power grid during that time. We expect power grids to be inoperable for a few days per year due to regular maintenance work. The grid providers will not usually compensate us for lost income due to down time. Although none of the power grids that we have been connected to have been rendered inoperable for significant periods of time, there is no assurance that the power grids will continue to function without any issues.

Our growth prospects and future profitability depend to a significant extent on global liquidity and the availability of additional funding options with acceptable terms.

We require a significant amount of cash to fund the development, installation and construction of our projects and the operation of our solar power projects. We may also require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue in order to remain competitive. Historically, we primarily obtained development loans, construction loans, project financing and capital market financing from financial institutions, fund investors globally, as well as financing lease companies in China. We cannot guarantee that we will be successful in locating additional suitable sources of financing in the time periods required or at all, or on terms or at costs that we find attractive or acceptable. Failure to manage discretionary spending and raise additional capital or debt financing as required may adversely impact our ability to achieve our intended business objectives.

Our ability to obtain external financing is subject to a number of uncertainties, including:

•	our future financial condition, results of operations and cash flows;

•	the general condition of global equity and debt capital markets;

•	regulatory and government support in the form of tax credits, rebates, FIT price support schemes and other incentives;

•	the continued confidence of banks and other financial institutions in our company and the solar industry;

•	economic, political and other conditions in the jurisdictions where we operate; and

•	our ability to comply with any financial covenants under the debt financing.

In addition, rising interest rates could adversely impact our ability to secure financing on favorable terms and our cost of capital. Any additional equity financing may be dilutive to our shareholders and any debt financing may require restrictive covenants. We may not be able to obtain project financing or refinance our borrowings as they mature, or if the financing is available, the terms may not be acceptable to us. In the event that we are unable to obtain extensions of these borrowings or sufficient alternative financing at reasonable terms, we may not be able to repay such borrowings in full or at all when due, or fully execute our business plan. If we were to default on the repayment of these borrowings, we would not be able to continue our operations as a going concern. Moreover, future turbulence in global economic conditions and the potential impact on the liquidity of financial institutions may have an adverse effect on our ability to fund our operations and future expansion through borrowings or our ability to borrow on terms that we believe to be reasonable, or at all. Our ability to fund our operations, develop, construct and operate solar power projects or otherwise respond to competitive pressures could be significantly impaired and we may be unable to fully execute our business plan. Our operations, results of operations and growth prospects may also be materially and adversely affected if the global economic conditions worsen or do not improve.

Volatility or large decrease in the prices of solar power project may cause significant fluctuations or declines in our revenue.

The prices of special purpose vehicles which hold the ownership of our solar power projects, or project SPVs, and solar power projects are primarily based on the electricity revenue the projects can generate and the rate of returns. The electricity price may vary. See “⸺Decreases in the FIT price, public utility price or market discount rate could harm our revenue.” Investors may compare the rate of returns generated from the solar power projects with the rate of returns in the financing or investment markets. Any significant volatility or decreases in the electricity price or rate of return may decrease the prices of solar power projects which may subject us to major fluctuations or declines in our revenue.

Decreases in the FIT price, public utility price or market discount rate could harm our revenue.

Revenues generated from our IPP business are primarily from China. Under gross metering, the revenue we can receive are fixed at the FIT price which is set by the government. Under net metering, the prices we sell the electricity to the non-State Grid power purchasers are mainly at a market discount rate of the public utility rate. The market price of electricity can be subject to significant fluctuations and can be affected by drivers such as the cost of traditional fossil fuels used for electricity generation, the discovery of new fossil fuel sources, additional electricity generation capacity, additional electric transmission and distribution lines, technological or regulatory changes, increased energy conservation or for a number of other reasons. Any decrease in the FIT price, market discount rate or the public utility rate may negatively affect our results of operations.

EPC is subject to risks associated with fluctuations in the prices of solar modules and balance-of-system components or fluctuations in the costs of design, construction and labor.

EPC is part of the process during the solar power projects development and construction. We may engage our in-house EPC team or engage external experienced and qualified EPC contractors to conduct and monitor the EPC process. Despite that, it is the market practice for us, as the developer, to procure the key components, such as solar modules and balance-of-system components. Design, construction, labor and installation costs incurred by our in-house EPC team or external EPC contracts may also vary. Any increase in the prices of solar modules or balance-of-system components or fluctuations in design, construction, labor and installation costs may increase our procurement cost for the key components or costs to engage external contractors and hence may materially and adversely affect our results of operations.

The reduction, modification, delay or elimination of government subsidies and economic incentives for on-grid solar power applications may reduce the profitability of our business and materially adversely affect our business.

We believe that the near-term growth of the market for on-grid applications continues to depend on the availability and size of government subsidies and economic incentives which can be influenced by various factors, such as national subsidy police and the local desulphurized coal benchmark electricity price. If the reduction or elimination of government subsidies and economic incentives are not implemented prudently, such reduction or elimination may adversely affect the growth of this market or result in increased price competition, either of which could cause our revenues to decline.

When upfront system costs are factored into the cost of electricity generation, the cost of solar power substantially exceeds the cost of power generated from conventional means in many markets. As a result, national and local governmental bodies in many countries have provided subsidies and economic incentives in the form of FITs, rebates, tax credits and other incentives to end-users, distributors, system integrators and manufacturers of solar power products to promote the use of solar power and to reduce dependence on other forms of energy.

However, as the solar power industry continues to develop, these government subsidies and economic incentives have been reduced and could continue to be reduced or be eliminated altogether. For example, reductions in FIT programs in Germany have continued since 2014 and the government in China has issued various policies to control FIT for on-grid solar power projects since 2014. See “Item 4. Information on the Company—B. Business Overview—Regulation—China⸻Renewable Energy Law and Other Government Directives.”

Although the solar power industry is currently moving towards the economies of scale necessary for solar power to become cost-effective in a non-subsidized market, any reduction, modification, delay or elimination of government subsidies and economic incentives for on-grid solar power applications could result in decreased demand and pricing of our solar power projects, which could materially and adversely impact our revenues and profitability.

Industry trends, in particular, limited interconnection capacity, will have a negative impact on our business and results of operations.

The solar industry is expected to continue to be highly competitive due to more new entrants to the solar project market and upstream solar manufacturing players moving to the downstream project business. Increasing solar generation capacity may result in continued interconnection capacity scarcity. If the industry continue to suffer from scarcity in interconnection capacity resulting in slowed market growth and potential regulatory curtailments, our business and results of operations would be materially and adversely affected.

Our future success substantially depends on our ability to closely monitor and accurately predict market demand. This exposes us to a number of risks and uncertainties.

We intend to closely matching our solar power projects and electricity to the market demand for our products. Any failure to accurately predict market demand may result in our below-supply or oversupply of our solar power projects and electricity required to meet the market demand. Our ability to achieve a balance is subject to significant risks and uncertainties, including:

•	the ability to maintain existing customer relationships, attract new customers and expand our market share;

•	the ability to maintain a financially healthy level of liquidity, and to manage our liquidity if we are unable to obtain additional funds and/or refinance existing debt on commercially viable terms or at all;

•	the occurrence of construction delays and cost overruns;

•	the occurrence of industrial disturbances, which are more likely to arise when we suffer overcapacity and our workers are not fully employed, or when our suppliers are not paid in a timely fashion;

•	the ability to install and test the solar system according to the agreed time schedule;

•	the delay or denial of required approvals by relevant government authorities; and

•	any significant diversion of management attention.

If we are unable to successfully respond to market demand, or if we fail to resolve any of the risks and uncertainties, we may be unable to expand our business, maintain our profitability and stay competitive. Moreover, even if we are able to manage our growth, we may be unable to secure sufficient purchase orders, which could adversely affect our business and operations.

Turbulence in global financial markets and economies may adversely affect the solar industry, the demand for solar project products, and our operating results, financial condition and liquidity.

Demand for solar project products is influenced by macroeconomic factors, such as global economic conditions, the supply and the prices of other energy products, such as oil, coal and natural gas, as well as government regulations and policies concerning the public utility industry. A decrease in prices of fossil fuels, for example, could reduce demand for alternative forms of energy, such as solar power. We are also affected by the market and industry trends. See “Item 3. Key Information⸺D. Risk Factors⸺Risks Related to Our Business⸺We may be adversely affected by volatile solar power market and industry conditions; in particular, the demand and prices for our solar power projects and electricity generated by our solar power projects may decline, which may reduce our revenues and profitability.”

There may still be substantial uncertainties in the global credit and lending environment. If the demand for solar power projects deteriorates due to these macroeconomic factors or solar market and industry trends, our liquidity and financial condition, including our ability to refinance maturing liabilities and access the capital markets to meet liquidity needs, and the liquidity and financial condition of our customers may be adversely affected. This would delay and lengthen our cash collection cycles and negatively impact our operating results. Additionally, our ADS price may decrease if investors have concerns that our business, financial condition and results of operations will be negatively impacted by a global economic downturn.

We may be adversely affected by volatile solar power market and industry conditions; in particular, the demand and prices for our solar power projects and electricity generated by our solar power projects may decline, which may reduce our revenues and profitability.

Our business is affected by conditions in the solar project market and industry. In December 2016 and December 2017, the NDRC announced the reduction in FITs for utility-scale solar plants. The administration of U.S. President Donald Trump is also expected to have less favorable policies for industries engaged in clean energy. As a result, many solar power project developers and solar system installers, like us, were adversely affected and the financial condition weakened. In addition, decreases in prices of other energies, such as oil, electricity and wind power, may also negatively affect the demand for solar power projects. The solar industry is also expected to continue to be highly competitive due to more new entrants to the solar project market and upstream solar manufacturing players moving to the downstream project business. If the supply of solar projects grows faster than demand, and if governments continue to reduce financial support for the solar industry, impose trade barriers or impose curtailments in the solar industry, demand for our projects, as well as our average selling price, could be materially and adversely affected.

If solar power project technology is proven not suitable for widespread adoption, or if demand for solar power projects continues to lag behind their supply, our revenues may decline and we may be unable to achieve or sustain profitability.

The solar market is still in development and the extent of acceptance of solar power projects remains uncertain. Historical and current market data on the solar power industry are not as readily available as those for established industries where trends can be assessed more reliably from data gathered over a longer period of time. In addition, demand for solar power projects has not developed as fast as many market players have anticipated although the solar industry continues to experience lower costs, improved efficiency and higher electricity output. Many factors may affect the viability of widespread adoption of solar power projects technology and demand for solar power projects, including:

•	cost-effectiveness, performance and reliability of solar power projects compared to conventional and other renewable energy sources and products; and the availability of grid capacity to dispatch power generated from solar power projects;

•	success of other alternative energy generation technologies, such as wind power, hydroelectric power and biomass;

•	environmental concerns related to solar power projects and other local permit issues;

•	public perceptions of the direct and indirect benefits of adopting renewable energy technology;

•	fluctuations in economic and market conditions that affect the viability of conventional and other renewable energy sources, such as increases or decreases in the prices of oil and other fossil fuels or decreases in capital expenditures by end-users of solar power projects;

•	fluctuations in interest rates, which may affect the effective prices paid for solar power projects by end-users who rely on long-term loans to finance their purchases;

•	the cost of capital and availability of credit, loans and other forms of financing for solar power projects;

•	the availability of government subsidies and incentives to support the development of the solar industry;

•	regulations and policies governing the electric utility industry that may present technical, regulatory and economic barriers to the purchase and use of solar energy; and

•	deregulation of the electric power industry and the broader energy industry.

If solar power projects technology is proven not viable for widespread adoption or the demand for solar power projects fails to develop sufficiently, our revenues may continue to suffer and we may be unable to sustain our profitability.

Concentration in a limited number of customers for the sale of our utility-scale projects may experience us to additional risks and significant fluctuations or declines in our revenues.

In our project development, we may sell our utility-scale projects only to utilities companies or grid system operators. Although most of our developed solar power projects are not utility-scale project, concentration in a limited number of customers in this utility-scale project markets may, among others, limit our ability to expose to other purchasers, reduce our power to negotiate the pricing terms and sales terms and rely on the payment from the governmental grid companies, which may cause fluctuations or declines in our revenues.

We may not be able to locate third party purchasers for our solar projects on a timely manner, or at all, or we may not be able to timely renew or replace expiring PPAs or other contractual arrangements.

Upon completing solar projects, we either sell them to our related parties or third party purchasers or operate them . For those projects we intend to sell, if we are not able to locate third party purchasers and agree on a purchase and sales contract on terms and conditions favorable to us and in a timely manner, or at all, our business, financial condition and results of operations could be materially and adversely affected.

For those projects we intend to operate and generate electricity for sale, if we are not able to timely renew or replace expiring PPAs or other contractual arrangements, our business, financial condition, results of operations and cash flow could be materially adversely affected. See “⸺Our ability to transmit and sell the electricity generated from the solar power projects operated by us relies on the grid connection, dispatch agreements, PPAs and other contractual agreements.”

Limited number of purchasers of electricity generated by solar energy may expose us and our solar power projects to additional risk.

Transmission and distribution of electricity is either monopolized or highly concentrated in most jurisdictions, there are a limited number of possible purchasers for electricity generated by solar power in a given geographic location, including transmission grid operators, state and investor-owned power companies, public utility districts and cooperatives. As a result, there is a concentrated pool of potential purchasers for electricity generated by our solar power plants and projects, which may restrict our ability to negotiate favorable terms under new PPAs and could impact our ability to find new customers for the electricity generated by our generation facilities should this become necessary. Furthermore, if the financial condition of these grid companies, utilities and/or power purchasers deteriorates or government policies or regulations to which they are currently subject that compel them to source renewable energy supplies change, demand for electricity produced by our plants could be negatively impacted. In addition, provisions in our PPAs or applicable laws may provide for the curtailment of delivery of electricity for various reasons, including preventing damage to transmission systems, system emergencies, force majeure or economic reasons. Such curtailment would reduce revenues to us from PPAs. If we cannot enter into PPAs on terms favorable to us, or at all, or if the purchaser under our PPAs were to exercise its curtailment or other rights to reduce purchases or payments under such arrangements, our revenues and our decisions regarding development of additional projects in the energy segment may be adversely affected.

Local governmental grid companies may reduce the electricity they purchase from us, which may cause our revenues to decline.

Although in some jurisdiction, the local governmental grid companies are obliged to purchase all the electricity generated by us, they may adjust the amount of electricity they purchase from us as result of constraints on grid connection capacity, or curtailment. If this happens, our revenues will be negatively impacted.

We may be exposed to credit risks of our customers. If the practice of requiring customers to make advance payments when they place orders with us declines, we will experience increased needs to finance our working capital requirements and are exposed to increased credit risk.

We have required our purchasers acquiring our solar power projects or project SPVs to make an advance payment of a certain percentage of their orders, a business practice that has helped us to manage our accounts receivable, prepay our suppliers and reduce the amount of funds that we needed to finance our working capital requirements. This practice of requiring our customers to make advance payments is in line with market trends. Any decline in this practice will pressure us to increase our working capital turnover or obtain additional financing to fund our working capital requirements. In addition, in our project development business, the normal practice is that purchasers make payments of purchase price in stages. In our IPP business, we will be paid monthly, bi-monthly, quarterly or half-yearly based on the agreements signed with the power purchasers. Any disruptions in the financial markets and other macroeconomic challenges which have affected the global economy may cause our customers to experience difficulties in making timely payment to us. Any inability of our customers to pay us timely, or at all, may materially and adversely affect our cash flows and operating results.

If we are unable to effectively manage risks related to international sales, our ability to expand our business abroad would be materially and severely impaired.

As we continue to expand our business internationally, our international business may expose us to a number of risks with respect to our international marketing, distribution and sales activities, including:

•	fluctuations in currency exchange rates, such as exchange rate volatility between the Euro and the U.S. dollar and the Renminbi against the U.S. dollar;

•	increased costs associated with maintaining marketing efforts in various countries;

•	the increased cost of understanding local markets and trends and developing and maintaining an effective marketing and distribution presence in various countries;

•	difficulty and costs relating to compliance with the different commercial, environmental and legal requirements of the overseas markets in which we offer our products;

•	difficulty in engaging and retaining sales personnel who are knowledgeable about, and can function effectively in, overseas markets and manage the overseas operations;

•	the difficulty of managing the development, construction and sale of our solar power projects on a timely and profitable basis as a result of technical difficulties, commercial disputes with our customers and changes in regulations, among other factors;

•	the difficulty of providing customer service and support in various countries;

•	any failure to develop appropriate risk management and internal control structures tailored to overseas operations;

•	differing regulatory and tax regimes across different markets;

•	trade barriers, such as export requirements, tariffs, taxes and other restrictions and expenses, which could increase the prices of solar modules and therefore raise the costs for our solar power projects and make us less competitive in some countries;

•	protectionism on the rise, as evidenced by the decision of Great Britain to leave the European Union and the election of Donald Trump as the president of U.S., who has threatened to impose punitive tariffs on goods imported from China;

•	failure to comply with international sanction laws, including the rules and regulations promulgated by the office of Foreign Assets Control of the U.S. Department of the Treasury;

•	failure to control the increase of our operating expenses without a commensurate increase in our revenues as we hire additional sales and marketing personnel in connection with the expansion of our sales business; and

•	any unanticipated changes in prevailing economic conditions and regulatory requirements.

If we are unable to effectively manage these risks related to international sales, our ability to expand our business abroad will be materially and severely impaired.

We conduct our business globally and are subject to global and local risks related to economic, regulatory, social and political uncertainties.

We conduct our IPP business and/or project development business in a number of countries, such as North America, China, Turkey, Poland, Hungary, Spain, France and emerging markets in Southeast Asia. Our business is therefore subject to diverse and constantly changing economic, regulatory, social and political conditions in the jurisdictions in which we operate.

Conducting business in the international markets exposes us to a number of risks globally and in each of the jurisdictions where we operate, including, without limitation:

•	economic and financial conditions, including the stability of credit markets, foreign currency controls and fluctuations;

•	the supply and prices of other energy products such as oil, coal and natural gas in the relevant jurisdictions;

•	changes in government regulations, policies, tax, subsidies and incentives, particularly those concerning the electric utility industry and the solar industry;

•	complex regulations in numerous jurisdictions, including political risks, including risks of expropriation and nationalization of assets, potential losses due to civil unrests, acts of terrorism and war, regional and global political or military tensions, strained or altered foreign relations, and protectionism;

•	compliance with local environmental, safety, health and other labor laws and regulations, which can be onerous and costly, as the magnitude, complexity and continuous amendments to the laws and regulations are difficult to predict and liabilities, costs, obligations and requirements associated with these laws and regulations can be substantial;

•	dependence on governments, utility companies and other entities for electricity, water, telecommunications, transportation and other utilities or infrastructure needs;

•	local corporate governance and other legal requirements;

•	difficulties with local operating and market conditions, particularly regarding customs, taxation and labor; and

•	failure of our contractual parties to honor their obligations to us, and potential disputes with clients, contractors, suppliers or local residents or communities.

To the extent that our business operations are affected by unexpected and adverse economic, regulatory, social and political conditions in the jurisdictions in which we have operations, we may experience project disruptions, loss of assets and personnel, and other indirect losses that could adversely affect our business, financial condition and results of operations.

We operate in a highly competitive market and many of our competitors have greater resources than we do. We may not be able to compete successfully and we may lose or be unable to gain market share.

The solar market is increasingly competitive and continually evolving, which may result in price reductions, reduced profit margins or loss of market share by us. Our primary competitors include local and international developers and operators of solar power projects in those markets. Some of our competitors may have integrated with upstream solar manufacturers and may have advantages over us in terms of greater operational, financial, technical, management or other resources in particular markets or in general. They may have longer operating histories, stronger market positions, larger development capabilities, operation skills, greater resources, better brand name recognition, better access to favorable prices, more established distribution networks and larger customer bases than we do. As a result, they may be able to devote greater resources to the research, development, promotion and sale of their products or respond more quickly to evolving industry standards and changes in market conditions than we can. We only started our solar power projects business in recent years. There is no guarantee that we can compete successfully in the markets we currently operate or the markets we plan to enter in the future.

In addition, in certain of our target markets, such as China, state-owned and private companies have emerged to take advantage of the significant market opportunity created by attractive financial incentives and favorable regulatory environment provided by the governments. State-owned companies may have stronger relationships with local governments in certain regions and private companies may be more focused and experienced in developing solar power projects in the markets where we compete. Accordingly, we need to continue to be able to compete against both state-owned and private companies in these markets.

Moreover, the key barriers to enter into our industry at present consist primarily of in-depth market knowledge, skilled personnel, consistent development capacity, access to capital resources and competitive cost structure. If these barriers disappear or become more easily surmountable, new competitors may successfully enter our industry. If we fail to compete successfully, our business would suffer and we may lose or be unable to gain market share.

We also generate revenues from generation and sales of electricity. We believe that our primary competitors in these are the incumbent utilities companies which supply energy to our potential customers under highly regulated rate and tariff structures. We compete with these conventional utilities primarily based on price, predictability of price, reliability of delivery and the ease with which customers can switch to electricity generated by our solar power projects.

As the solar power and renewable energy industry grows and evolves, we will also face new competitors who are not currently in the market. Our competitors may also enter into strategic alliances or form affiliates with other competitors to our detriment. Suppliers or contractors may merge with our competitors which may limit our choices of contractors and hence the flexibility of our overall project execution capabilities. There can be no assurance that our current or potential competitors will not offer solar power projects or services comparable or superior to those that we offer at the same or lower prices or adapt more quickly than we do.

We also face competition from other renewable energy companies and non-renewable power industries, including nuclear energy and fossil fuels such as coal, petroleum and natural gas. Technological innovations in these other forms of energy may reduce their costs or increase their safety. Large-scale new deposits of fossil fuel may be discovered, which could reduce their costs. Local governments may decide to strengthen their support for other renewable energy sources, such as wind, hydro, biomass, geothermal and ocean power, and reduce their support for the solar industry. The inability to compete successfully against producers of other forms of power or otherwise enter into power purchase agreements favorable to us would reduce our market share, negatively affect our ability to develop and finance our projects and negatively impact our results of operations.

We operate in a highly competitive market. Increased competition may result in price reductions, reduced profit margins and loss of market share. Our market position depends on our financing, development and operation capabilities, reputation, experience and track record. Our failure to adapt to changing market conditions and to compete successfully with existing or new competitors in the solar power industry, as well as the other renewable energy companies and non-renewable power companies, will limit our growth and will have a material adverse effect on our business and prospects.

Our limited operating history in solar power projects business may not serve as an adequate basis to judge our future prospects and results of operations.

We started our solar power project development business in early 2014. We started our IPP business and started to sell electricity in 2014. See “Item 4. Information on the Company⸻B. Business Overview⸻Our Solar Power Projects” for details of our solar power projects. Our historic track record of selling solar power projects or electricity may not be a reliable indicator of our performance and period-to-period comparisons of our operating results and our results of operations for any period should not be relied upon as an indication of our performance for any future period. In particular, our results of operations, financial condition, and future success depend, to a significant extent, on our ability to continue to identify suitable sites, obtain required regulatory approvals, arrange financing from various sources, construct solar power projects in a cost-effective and timely manner, expand our project pipeline and manage and operate solar power projects that we develop. If we cannot do so, we may not be able to expand our business at a profit or at all, maintain our competitive position, satisfy our contractual obligations, or sustain growth and profitability.

Our project operations may be adversely affected by weather and climate conditions, natural disasters and adverse work environments.

Solar power projects depend on the amount and intensity of sunlight, which is affected by weather and climate conditions. Any change of such conditions in the areas we operate that reduces solar radiation will adversely affect our business and results of operations. In addition, we may operate in areas that are under the threat of floods, earthquakes, landslides, mudslides, sandstorms, drought, or other inclement weather and climate conditions or natural disasters. If inclement weather or climatic conditions or natural disasters occur in areas where our solar power projects and project teams are located, project development, connectivity to the power grid and the provision of O&M services may be adversely affected. In particular, materials may not be delivered as scheduled and labor may not be available. As many of our solar power projects are located in the same region, such solar power projects may be simultaneously affected by weather and climate conditions, natural disasters and adverse work environments.

During periods of curtailed activity, we may continue to incur operating expenses. We may bear some or all of the losses associated with such unforeseen events. Moreover, natural disasters which are beyond our control may adversely affect the economy, infrastructure and communities in the countries and regions where we conduct our business. Such conditions may result in personal injuries or fatalities or have an adverse effect on our work performance, progress and efficiency or even result in personal injuries or fatalities.

Seasonal variations may influence our results of operations.

Changes in climate, geography, weather patterns, and other phenomena in the regions where we operate may significantly affect our business. For example, solar power projects depend on the amount and intensity of sunlight, which is affected by weather and climate conditions. As a result, our electricity generation and amount of electricity sold and therefore the revenue generated from our IPP business tend to be higher during periods or seasons when there is more irradiation. In addition, certain economic incentive programs, such as FIT regimes, generally include mechanisms that ratcheted down the incentives over time in line with the general trend of decreasing system costs of solar power projects. As a result, we may schedule significant construction activities to connect solar power projects to the power grids prior to scheduled decreases in FIT rates, which vary from country to country, in order to qualify for more favorable FIT policies. Seasonal variations could adversely affect our results of operations and make them more volatile and unpredictable

We are subject to counterparty risks under our FIT price support schemes and PPAs.

As an IPP, we generate revenue from the sale of electricity primarily pursuant to FIT price support schemes or PPAs, which subject us to counterparty risks with respect to regulatory regimes. Relevant regulatory authorities may retroactively alter their FIT price support regimes in light of changing economic circumstances, changing industry conditions or for any number of other reasons. If the relevant government authorities, the local power grid companies or other counterparties or responsible parties do not perform their obligations under the FIT price support schemes and PPAs and we are unable to enforce our contractual rights, our results of operations and financial condition may be materially and adversely affected.

Any disputes with our project affiliates’ other equity owners may adversely affect our business.

Due to the regulations in certain jurisdictions, we can only hold certain project affiliates in less than 50% of the equity interests. We do not have control over the management and strategy with respect to solar power projects held by these project affiliates.

Our ability to direct the actions of or influence the decisions in relation to these affiliates or the solar power projects held by them is dependent on a number of factors, including reaching agreement with other stakeholders with respect to certain decisions, our rights and obligations under the relevant stakeholders’ agreements and the decision-making process by the board of directors or other governing bodies.

We may not successfully engage business partners that are reliable and capable. In addition, in the course of cooperation, our business partners may:

•	have economic or business interests or goals that are inconsistent with ours;

•	take actions contrary to our instructions or make requests contrary to our policies or objectives;

•	be unable or unwilling to fulfill their obligations under the relevant cooperative arrangements, including their obligation to make the required capital contribution; or

•	experience financial difficulties.

In particular, if our affiliates’ other equity owners decide to secure permits, EPC or O&M services from other parties or otherwise take any action that may not be in our best interest or fail to perform their respective obligations or otherwise breach the terms and conditions of the governing agreements, it could have an adverse effect on our business, financial condition and results of operations. In addition, a dispute may arise with our current or future affiliate’s other equity owners and cause the loss of business opportunities or disruption to or termination of the relevant solar power projects. Such dispute may also give rise to litigation or other legal proceedings, which will divert our management’s attention and other resources. In the event that we encounter any of the foregoing problems, our business, financial condition and results of operations may be materially and adversely affected.

We are subject to numerous laws and regulations at the national, regional and local levels of government in the areas where we do business. Any changes to these regulations and policies may present technical, regulatory and economic barriers to the purchase and use of solar projects and solar electricity, which may significantly reduce demand for our products and services or otherwise adversely affect our financial performance.

We conduct our business internationally and are subject to a variety of laws and regulations, some of which may conflict with each other and all of which are subject to change, including energy regulations, tax laws and regulations, environmental regulations, labor laws and other government requirements, approvals, permits and licenses.

In the counties where we do business, the market for solar power projects and solar electricity is heavily influenced by national, state and local government regulations and policies concerning the electric utility industry, as well as policies disseminated by electric utilities. These regulations and policies often relate to electricity pricing and technical interconnection of customer-owned electricity generation, and could deter further investment in the research and development of alternative energy sources as well as customer purchases of solar power technology, which could result in a significant reduction in the potential demand for our solar power projects and solar electricity.

Changes in applicable energy laws or regulations, or in the interpretations of these laws and regulations, could result in increased compliance costs or the need for additional capital expenditures. If we fail to comply with these requirements, we could also be subject to civil or criminal liability and the imposition of fines. Further, national, regional or local regulations and policies could be changed to provide for new rate programs that undermine the economic returns for both new and existing projects by charging additional, non-negotiable fixed or demand charges or other fees or reductions in the number of projects allowed under net metering policies. National, regional or local government energy policies, law and regulation supporting the creation of wholesale energy markets is currently, and may continue to be, subject to challenges, modifications and restructuring proposals, which may result in limitations on the commercial strategies available to us for the sale of our power.

Regulatory changes in a jurisdiction where we are developing a project may make the continued development of the project infeasible or economically disadvantageous and any expenditure we have made to date on such project may be wholly or partially written off. Any of these changes could significantly increase the regulatory related compliance and other expenses incurred by the projects and could significantly reduce or entirely eliminate any potential revenues that can be generated by one or more of the projects or result in significant additional expenses to us, our offtakers and customers, which could materially and adversely affect our business, financial condition, results of operations and cash flows.

We may also face regulatory risks imposed by various transmission providers and operators, including regional transmission operators and independent system operators, and their corresponding market rules. These regulations may contain provisions that limit access to the transmission grid or allocate scarce transmission capacity in a particular manner, which could materially and adversely affect our business, financial condition, results of operations and cash flows.

We are also subject to the Foreign Corrupt Practices Act of 1977, or the FCPA, and other anti-bribery and anti-money laundering laws in the United States and the countries in which we conduct our business. We face significant liabilities if we fail to comply with the FCPA and other other anti-bribery and anti-money laundering laws. We may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. For example, in China, we enter into PPAs with local subsidiaries of the State Grid to sell our solar electricity. In other countries where we develop, acquire or sell solar projects, we need to obtain various approvals, permits and licenses from the local or national governments. We can be held liable for the illegal activities of our employees, representatives, contractors, partners, and agents, even if we do not explicitly authorize such activities. Any violation of the FCPA and other applicable anti-bribery laws and anti-money laundering laws could result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges, severe criminal or civil sanctions, which could have a material adverse effect on our business, financial condition, cash flows and reputation. In addition, responding to any enforcement action may result in the diversion of management’s attention and resources, significant defense costs and other professional fees.

We may fail to comply with laws and regulations in the countries where we develop, construct and operate solar power projects.

The development and operation of solar power projects are highly regulated activities. We conduct our business in many countries and jurisdictions and are governed by different laws and regulations, including national and local regulations relating to building codes, taxes, safety, environmental protection, utility interconnection and metering and other matters. We also set up subsidiaries in these countries and jurisdictions which are required to comply with various local laws and regulations. While we strive to work with our local counsel and other advisers to comply with the laws and regulations of each jurisdiction in which we have operations, there may be instances of non-compliance, which may result in fines, sanctions and other penalties against the non-complying subsidiaries and its directors and officers. While we do not believe we have any non-compliances, singularly or in the aggregate, will have a material adverse effect on our business, financial condition or results of operation, we cannot assure you that non-compliances will not occur in the future which may materially and adversely affect our business, financial condition or results of operation.

In order to develop solar power projects we must obtain a variety of approvals, permits and licenses from various authorities. The procedures for obtaining such approvals, permits and licenses vary from country to country, making it onerous and costly to track the requirements of individual localities and comply with the varying standards. Failure to obtain the required approvals, permits or licenses or to comply with the conditions associated therewith could result in fines, sanctions, suspension, revocation or non-renewal of approvals, permits or licenses, or even criminal penalties, which could have a material adverse effect on our business, financial condition and results of operations.

Any new government regulations pertaining to our business or solar power projects may result in significant additional expenses. We cannot assure you that we will be able to promptly and adequately respond to changes of laws and regulations in various jurisdictions, or that our employees and contractors will act in accordance with such laws. Failure to comply with laws and regulations where we develop, construct and operate solar power projects may materially and adversely affect our business, results of operations and financial condition.

Restrictive covenants and undertakings under our project financing arrangements and loan arrangements may limit the manner in which we operate and an event of default under the loan may adversely affect our operations.

We have obtain financing from financial institutions and fund investors globally, as well as financing lease companies in China. These financing arrangements contain certain restrictive covenants that limit our ability to, among other things, (i) dispose of or provide guarantees, pledges or mortgages on our operating assets in any manner that will increase risk to the lenders, (ii) repay shareholders loans or loans from our related parties, (iii) distribute dividends to shareholders, (iv) enter into other financial obligations to third parties, (v) transfer shares, (vi) make investments, and (vii) take part in any mergers or acquisitions. For more information, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.” With our expansion into the downstream solar power projects business, we may continue to incur additional development loans, construction loans and project financing in connection with the solar power projects. Any breach by us of the various undertakings and covenants in our existing or future financing arrangements may give such lenders the right to demand immediate repayment of the outstanding loan amounts. We cannot assure you whether we will be subject to, or be able to fulfill, such undertaking in the future. Any failure to maintain any of the above covenants or undertakings could result in an acceleration of obligations under the facility agreement, which would have a material adverse effect on our business. In addition, the breach of any of the covenants and undertakings in any loan agreement may trigger the cross-default provisions in substantially all of our financing arrangements and/or the cross-acceleration provisions in some of those financing arrangements, thereby giving the lenders the right to accelerate our loan repayment obligations. As a result, we are limited in the manner in which we conduct our business and may be unable to engage in certain business activities or finance our future operations or capital needs.

Failure by our suppliers in supplying us with solar modules, balance-of-system components and other key components needed for our solar power projects in a timely manner, at a favorable price, or with the quantity or quality we require may materially and adversely affect our financial condition and results of operations.

Any failure by our suppliers in supplying us with solar modules, balance-of-system components and other key components needed for our solar power projects in a timely manner and with the quantity or quality or at the level of pricing we require may adversely and materially impact our ability to fulfill our obligation in producing and delivering solar power projects to our purchasers in accordance with the contracts we entered into with such customers. From time to time, we may be involved in negotiations and disputes with certain suppliers that supply us with solar modules, balance-of-system components and key components needed for our solar power projects with quality defects or regarding quantity and price. Any negotiation or litigation arising out of the disputes with the suppliers could distract management from the day-to-day operation of our business subjects us to potentially significant legal expenses, the forfeiture of our advance payments to our suppliers and interruption of our project development and operations, which could materially and adversely affect our business and results of operations.

Our advance payments to our suppliers expose us to the credit risk of such suppliers, which may materially and adversely affect our financial condition and results of operations.

We typically made advance payments in connection with our procurement agreements for our solar power project business. To the extent that there is collateral and/or security attached to the advance payments, it is uncertain whether the advance payment can be repaid in full upon enforcement on such collateral or security. Any litigation arising out of disputes relating to such prepayments could subject us to potentially significant legal expenses, distract management from the day-to-day operation of our business and expose us to risks for not being able to collect damages awarded to us, all of which could materially and adversely affect our financial condition and results of operations.

We may not be able to recover such advance payments and would suffer further losses if any supplier fail to fulfill its delivery obligations under its supply contract, which would include failure to provide sufficient quantity of materials of such quality as specified in the contract or if a supplier’s stock price becomes less than the price agreed to settle to our claim. Claims by us for advance payments or other supplier obligations under the supply contracts in the future may potentially expose us to the credit risks of the suppliers and other market risks and therefore materially and adversely affect our financial condition and results of operations.

Future acquisitions, investments or alliances may have an adverse effect on our business.

If we are presented with appropriate opportunities, we may make additional investment into our solar power projects, or acquire or invest in businesses or assets that are strategically important to our business or form alliances with key players in the solar power industry to further expand our business. Such acquisitions and investments could expose us to potential risks, including risks associated with the assimilation of new operations, technologies and personnel, unforeseen or hidden liabilities, the inability to generate sufficient revenue to offset the costs and expenses of acquisitions and potential loss of, or harm to, our relationships with employees, customers and suppliers as a result of the integration of new businesses. We may not be able to maintain a satisfactory relationship with our partners or handle other risks associated with future alliances, which could adversely affect our business and results of operations. Investments in new businesses may also divert our cash flow from servicing our debt and making necessary capital expenditures. In addition, we may incur impairment losses on our acquisitions and investments in equity securities.

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

The technology for developing and operating solar power projects is continuously being modified in an effort to improve yields and product performance. Unsuccessful adoption of new processing technologies or malfunctions of the equipment or facilities used can lower yields or increase the silicon consumption rate, cause quality control problems, interrupt production or result in losses of products in process. We may also experience floods, droughts, earthquakes, power losses, labor disputes and similar events within or beyond our control that would affect our operations.

Any unplanned transmission line maintenance work with short notices from local electricity transmission line operators may suspend our project developments and operations and limit our ability to fulfill our commitments to customers on a timely basis. Although our technology and equipment are designed to minimize and eliminate the leakage of such waste, unexpected accidents may result in environmental consequences, production curtailments, shutdowns or reduced productions and even cause property damage, personal injury or loss of life. Any such event could result in civil lawsuits or regulatory enforcement proceedings, which in turn could lead to significant liabilities.

Advances in solar power project technology could render our projects uncompetitive or obsolete, which could reduce our market share and cause our sales and profit to decline. The solar market is characterized by evolving technology and customer needs. Some of our competitors may devise development technology that enables them to operate the solar power projects with higher quality than our products at a higher yield and lower cost. We will need to invest significant financial resources to maintain our market position, keep pace with technological advances in the solar power industry and effectively compete in the future. Our failure to further refine our technology could cause our products to become uncompetitive or obsolete, which could reduce our market share and cause our revenues to decline. In addition, if we or our customers are unable to manage product transitions, our business and results of operations would be negatively affected.

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

Problems with the quality or performance of our developed solar power projects could result in increased costs, damage to our reputation and loss of revenues and market share.

In our project development business, substantially all of our purchasers may require us to provide retention money, performance bond or bank guarantee for a certain period of time to secure the quality and performance of our developed solar power projects. During the covered period of time, if any significant defects or efficiency problem arises from sold solar power projects, it may incur additional costs to us for providing remedial measures, divert the attention of our personnel from our operations and cause the retention money to be deducted or forfeited. Similarly, if we fail to maintain the consistent quality of our other solar power projects via effective quality control, it could also cause significant damage to our market reputation, reduce our product sales and market share and adversely affect our results of operations and business.

If we fail to maintain an effective system of internal controls, we may be unable to accurately report our financial results or prevent fraud and investor confidence and the market price of our ADSs may be adversely impacted.

 We are subject to reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring every public company to include a management report on the effectiveness of such company’s internal control over financial reporting in its annual report.

In connection with management’s assessment of the effectiveness of our internal control over financial reporting for the year ended December 31, 2017, our management identified one material weakness in our internal control over financial reporting, and determined that as of December 31, 2017, our disclosure controls and procedures and our internal control over financial reporting were ineffective. See “Item 15 — Controls and Procedures.” As a non-accelerated filer, we are not required to provide an attestation on the effectiveness of our internal control by our independent registered public accounting firm under the Sarbanes-Oxley Act or the requirements of the SEC promulgated thereunder. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, or the PCAOB, a “material weakness” is a significant deficiency, or combination of significant deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects our ability to initiate, authorize, record, process, or report external financial data reliably in accordance with U.S. GAAP such that there is more than a remote likelihood that a misstatement of our financial statements that is more than inconsequential will not be prevented or detected by our employees.

The material weakness identified related to our lack of sufficient accounting and financial reporting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to formalize and carry out key controls over the financial reporting process and to properly address complex accounting issues and to prepare and review consolidated financial statements and related disclosures in accordance with U.S. GAAP and SEC financial reporting requirements. Although we have taken measures and plan to continue to take measures to remedy the material weakness, the implementation of these measures may not fully address the material weakness in our internal control over financial reporting, and we may not conclude that they have been fully remedied. The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that satisfies our reporting obligations.

In addition, during the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other material weaknesses and deficiencies in our internal control over financial reporting. In addition, our independent registered public accounting firm has not undertaken a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other control deficiencies in our internal control over financial reporting. In light of the material weaknesses and control deficiencies that were identified as a result of the limited procedures performed, we believe it is possible that, had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional material weaknesses and control deficiencies may have been identified.

Our failure to correct these control deficiencies or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud. We may also incur additional costs and use management and other resources in order to comply with Section 404 and remediate the material weakness.

If our operational internal control system fails to detect, prevent or remedy risks in our business as intended or if there is any misconduct by our employees in violation of our policies or applicable laws and regulations, our business, financial condition and results of operations could be materially and adversely affected, and our reputation could be severely damaged.

We maintain an operational internal control system consisting of an operational internal control department, a whistleblower hotline and other channels for internal reporting, and policies and procedures that are designed to monitor and control potential risk areas relevant to our business operations. However, due to the inherent limitations in the design and implementation of any operational internal control system, we cannot assure you that our operational internal control system will be able to identify, prevent and remedy all risks arising from our business activities as intended or otherwise effectively be implemented, monitored or managed by us. Moreover, we cannot guarantee all of our employees will act in compliance with our employee policies and be applicable laws and regulations. Any misconduct or violation by our employees could adversely affect our business and reputation or lead to regulatory sanctions being imposed against us or causing us to incur litigation costs.

In addition, starting from early 2014, we began to expand our operations into the global energy efficient products and services business and downstream solar power projects. Since September 2017, after the business restructuring, we have transformed into a solar project developer and operator, a pure downstream player with robust pipeline projects around the world. Although we will continue to reassess and seek ways to improve upon our operational internal control system as necessary, the transformation of our business operations may give rise to additional operational internal control risks that are currently unknown to us, despite any efforts to anticipate such risks.

If our operational internal control system fails to detect risks in our business as intended or to be effectively implemented, monitored and managed, or if we fail to adopt new operational internal control procedures commensurate with our expanding business operations and impact of business restructuring, or if our employees fail to comply with our policies and applicable laws and regulations, our business, financial condition and results of operations could be materially and adversely affected, and our reputation could be severely damaged.

Our failure to protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights may be costly.

We rely primarily on trade secrets, employee contractual protections and other contractual restrictions to establish and protect our intellectual properties and proprietary rights. Nevertheless, these afford only limited protection and the actions we take to protect our intellectual property rights may not be adequate to provide us with meaningful protection or commercial advantage. As a result, third parties may be able to use the technologies that we have developed and compete with us, which could have a material adverse effect on our business, financial condition or operating results. In addition, contractual arrangements, such as the confidentiality and non-competition agreements and terms between us and our personnel, afford only limited protection and the actions we may take to protect our trade secrets and other intellectual property may not be adequate. Our failure to protect our intellectual property and proprietary rights may undermine our competitive position. Third parties may infringe or misappropriate our proprietary technologies or other intellectual property and proprietary rights. Policing the unauthorized use of proprietary technology can be difficult and expensive. In particular, the laws and enforcement procedures of the PRC and certain other countries are uncertain or do not protect intellectual property rights to the same extent as do the laws and enforcement procedures of the United States. We cannot assure you that we will not be involved in other intellectual property litigations that might adversely affect our results of operations and financial condition in the future. Litigation relating to our intellectual property might result in substantial costs and diversion of resources and management attention away from our business. An adverse determination in any such litigation will impair our intellectual property and proprietary rights and may harm our business, prospects and reputation.

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

During the construction process of our solar power projects, we may generate noise, waste water and gaseous and other waste. We are required to comply with all applicable regulations regarding protection of the environment. During our project development process, we often prepare environmental impact assessment reports as part of the permitting process. Once operational, our solar power projects do not generate industrial waste. We are in compliance with present environmental protection requirements in all material respects and have all material environmental permits necessary to conduct our business. However, if more stringent regulations are adopted in the future, the cost of compliance with these new regulations could be substantial. If we fail to comply with present or future environmental regulations, we may be required to pay substantial fines, suspend production or cease operations.

Increasing environmental concerns and climate change risks associated with fossil fuel-based power generation have created political momentum to implement strategies aimed at the reduction of emissions of carbon dioxide and certain other gases commonly referred to as “greenhouse gases.” Renewable energy sources such as solar power help address these environmental concerns, and governments around the world have implemented a variety of policy initiatives to accelerate the development and adoption of solar power. While passage of climate change legislation or other regulatory initiatives that regulate or restrict emissions of greenhouse gases may encourage use of solar power and accordingly increase demand for our projects and services, this could also cause us to incur additional direct costs in complying with any new environmental regulations during our development and construction processes, as well as increased indirect costs resulting from our customers, suppliers or both incurring additional compliance costs that get passed on to us.

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

As the insurance industry is still developing in China, the product liability insurance and business interruption insurance available in China offer limited coverage compared to that offered in many other countries. We currently maintain property insurance, commercial general liability insurance, public liability insurance, machine damage insurance, construction insurance, as well as key-man life insurance, director and officer liability insurance. We do not maintain any insurance for business interruption. Any business disruption or natural disaster could result in substantial costs and a diversion of resources, which would have an adverse effect on our business and results of operations.

We are exposed to risks associated with product liability claims if the use of our solar power projects results in injury. We cannot predict whether product liability claims will be brought against us in the future or the effect of any resulting negative publicity on our business. The successful assertion of product liability claims against us could result in potentially significant monetary damages and require us to make significant payments.

Registered public accounting firms in China, including our independent registered public accounting firm, are not inspected by the U.S. Public Company Accounting Oversight Board, which deprives us and our investors of the benefits of such inspection.

Auditors of companies whose shares are registered with the SEC and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards applicable to auditors. Our independent registered public accounting firm is located in, and organized under the laws of, the PRC, which is a jurisdiction where the PCAOB, notwithstanding the requirements of U.S. law, is currently unable to conduct inspections without the approval of the Chinese authorities. In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the MOF, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB, the CSRC or the MOF in the United States and the PRC, respectively. The PCAOB continues to be in discussions with the CSRC and the MOF to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.

This lack of PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ADSs are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

If additional remedial measures are imposed on the Big Four PRC-based accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

In December 2012, the SEC instituted administrative proceedings against the Big Four PRC-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ audit work papers with respect to certain PRC-based companies that are publicly traded in the United States. On January 22, 2014, the Administrative Law Judge, or ALJ, presiding over the matter rendered an initial decision that each of the firms had violated the SEC’s rules of practice by failing to produce audit work papers to the SEC. The initial decision censured each of the firms and barred them from practicing before the SEC for a period of six months. The Big Four PRC-based accounting firms appealed the ALJ’s initial decision to the SEC. The ALJ’s decision does not take effect unless and until it is endorsed by the SEC. In February 2015, each of the Big Four PRC-based accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and audit U.S.-listed companies. The settlement required the firms to follow detailed procedures and to seek to provide the SEC with access to Chinese firms’ audit documents via the CSRC. If future document productions fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. While we cannot predict if the SEC will further review the Big Four PRC-based accounting firms’ compliance with specified criteria or if the results of such a review would result in the SEC imposing penalties such as suspensions or restarting the administrative proceedings, if the accounting firms are subject to additional remedial measures, our ability to file our financial statements in compliance with SEC requirements could be impacted. A determination that we have not timely filed financial statements in compliance with SEC requirements could ultimately lead to the delisting of our ADSs from the New York Stock Exchange or the termination of the registration of our ADSs under the Exchange Act, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

We face risks related to health epidemics and other outbreaks.

Our business could be adversely affected by the effects of avian flu, severe acute respiratory syndrome, or SARS, swine flu or another epidemic or outbreak. From 2005 to present, there have been reports on the occurrence of avian flu, SARS or swine flu, including a few confirmed human cases and deaths. Any prolonged occurrence or recurrence of avian flu, SARS, swine flu or other adverse public health developments may have a material adverse effect on our business operations. Our operations may be impacted by a number of health-related factors which could severely disrupt our operations, the sickness or death of our key officers and employees, and a general slowdown in the local or global economy. Any of the foregoing events or other unforeseen consequences of public health problems could adversely affect our business and results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of avian flu, SARS, swine flu or any other epidemic.

Risks Related to Doing Business in China

We may fail to comply with laws and regulations regarding the development, construction and operation of solar power projects and solar production projects in China.

The development, construction and operation of solar power projects and the generation and sale of solar power are highly regulated activities. The activities in China are governed by different laws and regulations, including national and local regulations relating to renewable energy, urban and rural planning, building codes, safety, environmental protection, fire control, utility transmission, engineering and metering and related matters. We are required to obtain approvals, permits and licenses and we are subject to filings with the provincial and/or regional regulatory authorities, such as the NDRC. See “Item 4. Information on the Company⸻B. Business Overview⸻Regulation⸻China⸻Renewable Energy Law and Other Government Directives.” Any failure to obtain any required approvals, permits, licenses, filings or to comply with the conditions associated therewith could result in fines, sanctions, suspension, revocation or non-renewal of approvals, permits or licenses, or even criminal penalties, which could have a material adverse effect on our business, financial condition and results of operations. Any new government regulations pertaining to solar power projects may result in significant additional expenses to the development, construction and operation of solar power projects and, as a result, could cause a significant reduction in demand for our solar power projects and services.

We cannot assure you that we will be able to promptly and adequately respond to changes of laws and regulations, or that our employees and contractors will act in accordance with our internal policies and procedures. Failure to comply with laws and regulations where we develop, construct and operate solar power projects may materially adversely affect our business, financial condition and results of operations.

Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our products and materially and adversely affect our competitive position.

We have business and sales conducted in China. As the solar industry is highly sensitive to business and personal discretionary spending levels, it tends to decline during general economic downturns. Accordingly, our results of operations, financial condition and prospects are subject to a significant degree to economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past decades, growth has been uneven across different regions and among various economic sectors of China. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. While some of these measures benefit the overall PRC economy, they may also have a negative effect on us. Furthermore, the PRC government may pass measures to tighten credit, including trade financing, available in the PRC market, which could materially impact our financing. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. As the PRC economy is increasingly intricately linked to the global economy, it is affected in various respects by downturns and recessions of major economies around the world, such as the recent financial services and economic crises of these economies. The various economic and policy measures the PRC government enacts to forestall economic downturns or shore up the PRC economy could affect our business.

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

Our solar project SPVs are currently eligible for corporate income tax incentives in China which granted them corporate income tax exemption for the first three years and reduced corporate income tax rate at 12.5% for the next three years.

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

In addition, all of our PRC subsidiaries are required to pay value added tax, or VAT, with respect to their respective gross sales proceeds. Our PRC solar project SPVs are currently eligible for a special VAT incentive of "50% VAT Refund upon Collection" on sale of self-produced photovoltaic power. Our profitability may be materially and adversely affected if this VAT refund changes significantly and frequently.

Our ability to make distributions and other payments to our shareholders depends to a significant extent upon the distribution of earnings and other payment made by our subsidiaries.

We conduct our business in China through our subsidiaries. Our ability to make distributions or other payments to our shareholders depends on payments primarily from Renesola (Zhejiang) PV Power Co., Ltd. (“Renesola PV Power”). The payment of dividends by entities organized in China is subject to limitations. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Pursuant to the Detailed Rules for the Implementation of the Law of the People’s Republic of China on Wholly Foreign-owned Enterprises, Renesola PV Power is also required to set aside at least 10% of its after-tax profit, if any, to fund certain statutory reserve funds until the accumulative amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Renesola PV Power is also required to allocate a portion of its after-tax profits, as determined by its board of directors, to its staff welfare and bonus funds, which may not be distributed to equity owners. In addition, when Renesola (Zhejiang) PV Power Co., Ltd. incurs debt on its own behalf, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Under the Enterprise Income Tax Law, dividends payable by us and gains on the disposition of our shares or ADSs could be subject to PRC taxation.

Pursuant to the new PRC Enterprise Income Tax Law and its Implementing Regulation, which became effective on January 1, 2008, a 10% withholding tax applies to dividends, interests, rent or royalties payable by a foreign-invested enterprise, such as our PRC subsidiary, to any of its non-resident enterprises investors for PRC enterprise income tax purposes unless any such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The British Virgin Islands, where our company was incorporated, does not have such a treaty with China. Thus, we expect that a 10% withholding tax will apply to dividends paid to us by our PRC subsidiaries if we are classified as a non-resident enterprise. Circular CaiShui [2008] No.1 jointly issued by the PRC State Administration of Taxation and Minister of Finance on February 22, 2008 further clarifies that dividends distributed by foreign-invested enterprise to foreign investors out of the profits generated before January 1, 2008 are still exempt from withholding tax even if they are paid after January 1, 2008. Our PRC entities’ undistributed earnings, generated after January 1, 2008, will not be distributed to us since such earnings will permanently be used to reinvest to the PRC entities. Therefore, no dividend withholding tax was accrued.

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

Our sales in China are denominated in Renminbi, and our international sales are generally denominated in U.S. dollars, Euros, British pounds and other local currency. Our costs and capital expenditures are largely denominated in Renminbi and foreign currencies, including U.S. dollars and Euros. Fluctuations in exchange rates could affect our net profit margins and could result in foreign exchange and operating gains or losses. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currencies.

The value of the Renminbi against the U.S. dollar, the Euros, British pounds and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. In the long term, Renminbi may further depreciate against U.S. dollar or other foreign currencies, depending on the market supply and demand with reference to a basket of currencies. It is difficult to predict how long the current situation may last and when and how it may change again.

In addition, as we rely on dividends paid to us by our operating subsidiaries, such as the operating subsidiaries in China, any significant depreciation of the Renminbi against the U.S. dollar may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on, our shares. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our shares or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. As a proportion of our revenue is paid to us in Euros and British pounds, fluctuation between the Euros and the Renminbi as well as British pounds and the Renminbi may also have a material effect on our results of operations.

Restrictions on currency exchange may limit our ability to receive and use our revenues or financing effectively.

A portion of our revenues and expenses are denominated in Renminbi. If our revenues denominated in Renminbi increase or expenses denominated in Renminbi decrease in the future, we may need to convert a portion of our revenues into other currencies to meet our foreign currency obligations, including, among others, payment of dividends declared, if any, in respect of our shares or ADSs. Under China’s existing foreign exchange regulations, our PRC subsidiary, Renesola PV Power is able to pay dividends in foreign currencies, without prior approval from State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, we cannot assure you that the PRC government will not take further measures in the future to restrict access to foreign currencies for current account transactions.

Foreign exchange transactions by Renesola PV Power under capital accounts continue to be subject to significant foreign exchange controls and require the approval of or registration with PRC governmental authorities or the institution being delegated. In particular, if Renesola PV Power borrows foreign currency loans from us or other foreign lenders, these loans must be registered with SAFE and if we finance by means of additional capital contributions, these capital contributions must be approved or registered by certain government authorities including the PRC Ministry of Commerce and the State Administration of Industry and Commerce, or their local counterparts, and registered with the bank as delegated by SAFE. These limitations could affect the ability of Renesola PV Power to conduct foreign exchange transactions in China, and could affect our business and financial condition.

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

Moreover, as Notice 37 applies retroactively, PRC residents who had made capital contributions to SPVs based on their lawful domestic or overseas assets or interests but did not go through overseas investment foreign exchange registration formalities prior to the implementation of Notice 37 should provide their local SAFE branch with written explanations regarding their failure to do so, and the local SAFE branch will conduct registration retrospectively based on the principle of legality and reasonableness. For more details of Notice 37, see “Item 4. Information of the Company—B. Business Overview—Regulation—China—Regulation of Foreign Currency Exchange and Dividend Distribution—Dividend Distribution.”

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

Risks Related to Doing Business in International Markets Outside of China

Our business, prospects, financial condition, results of operations and cash flows may be adversely affected by developments in other countries that are beyond our control.

Our business, financial condition, results of operations and cash flows depend partially on the level of economic activity, government and foreign exchange policies and political and economic developments in our other principal targeted international markets outside of China, such as North America, Turkey, Poland, Hungary, Spain, France and emerging markets in Southeast Asia. Our business, revenues and prospects, as well as our financial condition, results of operations, cash flows and the market price of our ADSs, may also be materially and adversely affected by developments in international markets relating to inflation, interest rates, currency fluctuations, government subsidies, taxation, expropriation, as well as any protectionism, exchange control regulations, price and wage controls, social instability or other political, economic or diplomatic developments. We have no control over these conditions and developments which could adversely affect us and our business, financial condition, results of operations and cash flows or the price or market of our ADSs. See additional risks in “Item 3. Key Information⸻D. Risk Factors⸻Risks Related to Our Business.”

Risks Related to Our ADSs, Warrants and Shares

The market price for our ADSs may be volatile; the value of the warrants could be significantly affected by the market price of the ADSs and other factors.

The market price for our ADSs has been highly volatile and subject to wide fluctuations. During the period from January 29, 2008, the first day on which our ADSs were listed on the NYSE, until April 26, 2018, the market price of our ADSs ranged from $2.12 to $147.4 per ADS, after giving effect to the ADS Ratio Change. The market price of our ADSs may continue to be volatile and subject to wide fluctuations in response to a wide variety of factors including the following:

•	actual or anticipated fluctuations in our operating results;

•	our quarterly or annual earnings, or those of other companies in our industry;

•	changes in financial estimates by securities research analysts or our ability to meet those estimates;

•	changes in the economic performance or market valuations of other solar power companies;

•	changes in investors’ and analysts’ perceptions of our industry, business or related industries;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	announcements by us or our competitors of new products, patent litigation, issuance of patents, acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments;

•	technological breakthroughs in the solar and other renewable energy industries;

•	reduction, modification, delay or elimination of government subsidies and other economic incentives for the solar power industry;

•	regulatory developments in our target markets affecting us, our customers or our competitors;

•	potential litigation or administrative investigations;

•	addition or departure of key personnel;

•	fluctuations of exchange rates between the RMB and U.S. dollar, Euro or other foreign currencies;

•	sales or anticipated sales of additional ADSs;

•	release of lock-up or other transfer restrictions on our outstanding ADSs or shares or sales of additional ADSs;

•	the operating and stock price performance of other comparable companies;

•	general market conditions, fluctuations or other developments affecting us or our industry; and

•	general economic conditions and conditions in the credit markets.

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

Mr. Xianshou Li, our chairman and chief executive officer, beneficially owned 60.3% of our shares as of February 28, 2018. As such, Mr. Li has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. For example, holders of a majority of our shares entitled to vote in a duly convened and constituted shareholders’ meeting may pass a shareholders’ resolution to issue preferred shares in one or more series and to fix the powers and rights of these shares, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our existing shares. Preferred shares could thus be issued with terms that would delay or prevent a change in control or make removal of management more difficult. These actions may be taken even if they are opposed by our other shareholders and holders of our ADSs.

We depend on ReneSola Singapore Pte. Ltd. to supply polysilicon, solar wafers, solar cells, solar modules and other products that are important to our business. The termination or breach of the supply agreement could have a material adverse effect on our business, financial condition and results of operations.

After disposal of our manufacturing business, ReneSola Singapore Pte. Ltd., an entity now under the control of Mr. Xianshou Li, agreed to supply us any polysilicon, solar wafers, solar cells or solar modules, on the same terms as such products are offered to any third party. See “Item 7. Major Shareholders and Related Party Transactions⸻B. Related Party Transactions⸻Transaction with our Chief Executive Officer and ReneSola Singapore Pte. Ltd.”.

Since we do not control ReneSola Singapore Pte. Ltd., and because we depend on it for supplying polysilicon, solar modules and other products which are important to the operation of our business in China, we face certain risks with respect to our relationship with it. If ReneSola Singapore Pte. Ltd. breaches its obligations under the agreement, terminates the agreement, or refuses to renew the agreement on terms less favorable to us, we may not be able to find a suitable alternative supplier immediately. Similarly, if we default under the agreement, ReneSola Singapore Pte. Ltd. could terminate the agreement and halt supplies that are important to our business, which could have a material adverse effect on our business, financial condition and results of operations.

We may need additional capital and may sell additional ADSs or other equity, equity-linked or debt securities or incur indebtedness, which could result in additional dilution to our shareholders or increase our debt service obligations.

We require a significant amount of cash to fund our operations due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue, and repay our outstanding debt. We may issue additional equity, equity-linked or debt securities, or obtain a credit facility for a number of reasons, including to finance our operations and business strategy, to satisfy our obligations for the repayment of existing indebtedness, or for other reasons. Any future issuances of equity securities or equity-linked securities could further dilute the interests of our shareholders and may materially adversely affect the price of our ADSs. We cannot predict the timing or size of any future issuances or sales of equity, equity-linked or debt securities, or the effect, if any, that such issuances or sales may have on the market price of our ADSs. We also cannot be sure that we will not need to raise additional capital in the future as a result of continuing or worsening economic conditions or otherwise. Market conditions could require us to accept less favorable terms for the issuance of our securities in the future, which may result in the issuance of securities that have rights, preferences and privileges that are senior to those of the shares and ADSs. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

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

Based on the market price of our ADSs, the value of our assets, and the composition of our income and assets, we do not believe we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2017. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you the U.S. Internal Revenue Service will not take a contrary position. A non-U.S. corporation will be treated as a PFIC for U.S. federal income tax purposes for any taxable year if, applying applicable look-through rules, either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (determined based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. The determination of PFIC status involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn, and is subject to uncertainty in several respects. In particular, the application of the PFIC rules to certain of our business lines is complex and unclear, and we cannot guarantee that the U.S. Internal Revenue Service, or IRS, will agree with any positions that we take. Accordingly, we cannot assure you that we will not be treated as a PFIC for any taxable year or that the IRS will not take a contrary position.

If we are a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation”) holds an ADS or a share, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation—Passive foreign investment company.”

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

Our ADSs are currently listed on the NYSE. The NYSE has minimum requirements that a company must meet in order to remain listed on the NYSE. These requirements include maintaining a minimum average closing price of $1.00 per share over a period of consecutive 30 trading days and an average market capitalization of not less than $50 million over a 30 trading day period and stockholders’ equity of not less than $50 million. On November 7, 2016, we received a notice from the NYSE that the average closing price of our ADSs (prior to the ADS Ratio Change) was below the listing requirements. In order to bring the price of the ADSs into compliance with the listing requirements, we executed the ADS Ratio Change. As a result, effective from February 10, 2017, the number of our shares represented by each ADS has been changed from two shares to 10 shares. On March 1, 2017, we received a notice from the NYSE that a calculation of the average closing price of our ADSs for the 30-trading days ended February 28, 2017 indicated that the average closing price of our ADSs was above the minimum requirement of $1.00 based on a 30-trading day average. Accordingly, we have resumed compliance with all NYSE continued listing requirements.

On July 26, 2017, we received another notice from the NYSE that the total market capitalization and the stockholders’ equity were below the listing requirements. In order to regain the compliance, we conducted a non-cash restructuring to dispose of substantially all of the assets and liabilities related to our manufacturing businesses, including polysilicon, solar wafer and solar module manufacturing, as well as the LED distribution business, such that we could dispose of our asset-heavy and debt-heavy businesses and focus on our asset-light and high-margin project business. The disposition was completed in September 2017. See “Item 7. Major Shareholders and Related Party Transactions⸻B. Related Party Transactions⸻Transaction with our Chief Executive Officer and ReneSola Singapore Pte. Ltd.” for details. On October 24, 2017, we submitted a business plan to the NYSE to demonstrate our plan to regain compliance within the continued listing requirements of the NYSE. On December 7, 2017, the NYSE accepted our business plan and recognized that we were trading at levels in excess of $50 million average market capitalization. We resumed compliance with all NYSE continued listing requirements and the NYSE will continue to perform quarterly reviews during the 18 months from the date of the NYSE notice on July 26, 2017. On January 3, 2018, we provided the NYSE an update analyzing our third quarter 2017 progress and the plan submission and it was accepted by the NYSE on January 26, 2018.

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

ReneSola Ltd was incorporated as a limited liability company in the British Virgin Islands on March 17, 2006. Our choice of the British Virgin Islands as the jurisdiction of incorporation was motivated in part by its relatively well-developed body of corporate law, various tax and other incentives, and its acceptance among internationally recognized securities exchanges as a jurisdiction of incorporation for companies seeking to list securities on such exchanges. As we are a limited liability company under the laws of the British Virgin Islands, the liability of our shareholders to our company is limited to (i) any amount unpaid on a share held by the shareholder and (ii) any liability to repay a distribution by our company that was not made in accordance with the laws of the British Virgin Islands. Our principal executive offices are located at 7/F, Block B, Future Land Holdings Tower, No. 5, Lane 388, Zhongjiang Road, Putuo District, Shanghai, PRC. Our telephone number is +86 (21) 6280-9180. Our registered office is located at the offices of Harneys Corporate Services Limited, Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

As of December 31, 2017, we conduct our business primarily through the following subsidiaries:

•	Renesola (Zhejiang) PV Power Co., Ltd.: our wholly owned subsidiary incorporated in China in August 2017 to hold our Chinese subsidiaries.

•	Zhejiang ReneSola Investment Ltd.: our wholly owned subsidiary incorporated in China in February 2015 to engage in trading and investments in solar industry, as well as holding our project companies in China.

•	ReneSola New Energy S.A.R.L: our wholly owned subsidiary incorporated in Luxembourg in March 2012 to engage in trading and investments in solar industry, as well as holding our solar power projects;

•	ReneSola Investment Management Ltd.: our wholly owned subsidiary incorporated in the British Virgin Islands in December 2014 to engage in investments in solar industry, as well as holding our solar power projects; and

•	Sichuan Bobo Electric Power Engineering Ltd.: our wholly owned subsidiary incorporated in China in January 2017 to conduct EPC business; and

•	ReneSola Power Holdings LLC. : our wholly owned subsidiary incorporated in the United States to to conduct solar power project development business.

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

In March and April 2011, we completed an offering of $200 million aggregate principal amount of convertible senior notes due 2018. The convertible senior notes matured on March 15, 2018. In connection with the pricing of the notes, we entered into a capped call transaction and an additional capped call transaction, which cover, subject to customary anti-dilution adjustments, the number of ADSs underlying the option notes, with an affiliate of one of the initial purchasers of the notes, or the hedge counterparty. The carrying value of our convertible senior notes was $26.1 million as of December 31, 2015. We repurchased all of the remaining outstanding convertible senior notes during the first quarter of 2016.

In September 2013, we completed a registered direct offering of 3,000,000 ADSs, representing 30,000,000 of our shares, and warrants to purchase up to 10,500,000 additional shares, representing 35% of warrant coverage in the offering, at approximate $70 million before exercise of warrants.  The warrants were exercisable immediately and expired in September 2017, four years from the date of issuance.

In September 2015, our board of directors authorized a share repurchase program under which we may repurchase up to $20 million in aggregate value of our outstanding ADSs within 12 months ending September 2016 on the open market or in privately negotiated transactions. In September 2016, our board decided to extend the share repurchase program for another 12 months ending September 2017. As of December 31, 2017, we repurchased an aggregate of 441,906 ADSs, representing approximately 4,419,060 shares, on the open market for a total cash consideration of $2.3 million. All of such repurchased shares were canceled as of December 31, 2017.

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

On July 26, 2017, we received a notice from the NYSE that the total market capitalization and the stockholders’ equity were below the listing requirements. In order to regain the compliance, we conducted a non-cash restructuring to dispose of substantially all of the assets and liabilities related to our manufacturing businesses, including polysilicon, solar wafer and solar module manufacturing, as well as the LED distribution business, such that we could dispose of our asset-heavy and debt-heavy businesses and focus on our asset-light and high-margin project business. On October 24, 2017, we submitted a business plan to the NYSE to demonstrate our plan to regain compliance within the continued listing requirements of the NYSE. On December 7, 2017, the NYSE accepted our business plan and recognized that we were trading at levels in excess of $50 million average market capitalization. We resumed compliance with all NYSE continued listing requirements and the NYSE will continue to perform quarterly reviews during the 18 months from the date of the NYSE notice on July 26, 2017. On January 3, 2018, we provided the NYSE an update analyzing our third quarter 2017 progress and the plan submission and it was accepted by the NYSE on January 26, 2018.

In September 2017, the disposition of substantially all of the assets and liabilities related to our manufacturing businesses, including polysilicon, solar wafer and solar module manufacturing, as well as the LED distribution business, was completed. See “Item 7. Major Shareholders and Related Party Transactions⸻B. Related Party Transactions⸻Transaction with our Chief Executive Officer and ReneSola Singapore Pte. Ltd.”

For the last three financial years, our capital expenditures were used primarily to optimize and maintain our Sichuan polysilicon factory, our cell and module manufacturing plant in Yixing, Jiangsu Province, to purchase production equipment, to acquire land-use rights for each of the plants and to build up our solar power product business and solar power projects business. After the completion of our business restructuring in September 2017, our capital expenditures will be used primarily for our solar power projects business. For details of our capital expenditures, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures.”

B.	Business Overview

We were a fully integrated solar project developer and operator.

Prior to September 2017, we were a leading fully-integrated solar project developer and provider of energy-efficient products based in China. We provided high quality, cost competitive solar power products, including solar wafers, solar cells, solar modules and solar power projects, to a global network of suppliers and customers, which included leading global manufacturers of solar wafers, cells and modules and distributors, installers and end users of solar modules. We offered monocrystalline and multicrystalline wafers of various sizes and thicknesses, and in wafer manufacturing, we were capable of slicing wafers with a thickness less than 180 microns on a large scale. We also offered wafer processing services to certain customers. In addition, we offered monocrystalline and multicrystalline solar modules and we produced standard solar monocrystalline modules ranging from 270 W to 350 W and multicrystalline modules ranging from 260 W to 340 W in power output, built to general specifications for use in a wide range of residential, commercial, industrial and other solar power generation systems. We were also a manufacturer of polysilicon. In September 2017, we exited the manufacturing businesses through a non-cash restructuring.

In early 2014, we expanded into the global energy efficient products and services business and downstream solar power projects in overseas markets. Since then, we have focused on small-scale DG projects, specifically commercial and residential projects, with a few small-scale utility projects and community solar gardens, in stable, mature, conservative country risk profile markets with attractive subsidies. After the completion of our business restructuring in September 2017, we have transformed into a solar project developer and operator, a pure downstream player with robust pipeline projects around the world. We develop and sell solar power projects or sell project SPVs (project development business), and own and operate solar power projects and sell the electricity generated by our operated solar power plants (IPP business). While the project development business continues to be our important strategy for the foreseeable future, we also intend to retain some projects in selected regions and become an IPP. The IPP business is especially attractive, due to the resulting high margin recurring revenue. Over time, we may intend to shift a meaningful amount of our revenue to recurring power sales.

As of December 31, 2017, we completed 564 MW of solar power projects, including 270 MW new installation in China (including EPC service). In 2017, we sold and delivered 109.4 MW of solar power projects; and entered into sales agreements in connection with the sale of 26.7 MW additional solar power projects. We were operating approximately 212 MW solar power projects globally as of December 31, 2017, including 187 MW in China, and recorded electricity generation revenue from these projects. As of December 31, 2017, we had 546 MW late-stage pipeline, including 125 MW in China, with commercial operation date, or COD, within 2018 and 2019, of which 92.2 MW of the solar power projects were under construction.

Our net revenues from continuing operations decreased from $116.3 million in 2015 to $80.5 million in 2016 and increased to $103.0 million in 2017. We recorded an operating income of $6.6 million and a net income of $34.5 million in 2017, compared to an operating income of $2.3 million and a net loss of $34.7 million in 2016 and an operating income of $16.3 million and a net loss of $5.1 million in 2015. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Overview of Financial Results—Net Revenues”.

Our Business

Our business primarily includes the sale of project SPVs or development and sale of solar power projects as a developer and the sale of electricity generated by the solar power projects operated by us as an IPP.

Project Development Business

We started our solar power project development business in early 2014. We have recorded revenue from continuing operations from the sales of solar power projects since 2015. We have focused on small-scale DG projects, specifically commercial projects, with a few in small-scale utility projects and community solar gardens, in stable, mature, conservative country risk profile markets, including China, the United States, Canada, the United Kingdom, France, other developed countries with infrastructure upgrade needs and emerging countries in Southeast Asia, with attractive subsidies. See “⸺Our Sales and Customers.”

As a developer, we have two basic project development models.

•	Build-Transfer: we develop and build, or contract out wholly or partially to another party to build and develop, the solar power projects, which will be sold and delivered after being connected on grid.

•	Project Rights Sale: we involve in earlier development stages to secure land/roof with interconnection capacity and leverage the expertise of global project development teams to sell project rights at “notice to proceed”, or NTP, with attractive margin by selling project SPVs, which hold the early-to-late stage pipelines, before commencing the construction work of the solar power projects which we develop, acquire or develop jointly with other parties.

Besides the two basic models, we develop community solar gardens as developers and hold the community solar gardens through project SPVs. Prior to the delivery of the community solar gardens, SPVs enter into PPAs, which generally have a term of 20 years, with the power subscribers. After investors are found, we will sell the project rights, that is, the project SPV holding the community solar gardens, to the investors.

The prices of our solar power projects or projects SPVs are primarily based on the cash flow such projects can generate and the rate of returns. The cash flow can be affected by drivers such as electricity generation, electricity price (such as FiT or PPA), operating expenses, depreciation method, tax policy or for a number of other reasons. Investors may compare the rate of returns generated from the solar power projects with the rate of returns in the financing or investment markets. See “Item 3. Key Information⸺D. Risk Factors⸺Risks Related to Our Business⸺Volatility or large decrease in the prices of solar power project may cause significant fluctuations or declines in our revenue.”

Purchasers of our developed solar power projects normally pay the purchase price in stages. Substantially all of these purchasers may require us to provide retention money, performance bond or bank guarantee for a certain period of time to secure the quality and performance of our developed solar power projects. During the covered period of time, if any significant defects or efficiency problem arises from sold solar power projects, it may cause the retention money to be deducted or forfeited.

The project development business continues to be our important strategy for the foreseeable future.

Engineering, Procurement and Construction Business

Our Engineering, Procurement and Construction Business (“EPC”) includes engineering design, procurement of solar modules, balance-of-system components and other components, and construction contracting and management. We may engage our in-house EPC team or engage external experienced and qualified EPC contractors to handle and monitor the EPC process for our developed projects. Despite that, as the developer, we may procure the key components, such as solar modules and balance-of-system components.

We typically enter into short-term contracts with our suppliers and contractors on project-by-project basis or project portfolio basis based on the market prices.

Engineering

Through engineering design, we aim to reduce the risks, reduce the costs and improve the performance of our solar power projects. The engineering design process includes the site layout and the electrical design as well as assessing a variety of factors to choose an appropriate technology and the modules and inverters in particular. In additional to relying on our in-house EPC team, we may engage independent third party EPC contractors to conduct and monitor this process.

Procurement

We procure solar modules and other key components for our developed solar power projects primarily by entering into short-term contracts to purchase at market prices. Suppliers of our solar modules and key components are primarily our related parties and third-party suppliers and contractors. Our purchasing decisions may take into consideration of technical specifications (including size, type and power output) bid price, warranty and insurance programs, spectral response, performance in low light, nominal power tolerance levels, degradation rate, technical support and the reputation of the supplier. We generally require warranties for defects in materials or workmanship for the components and a warranty for module capacity under normal testing conditions. Our in-house EPC team or external EPC contractors work in areas such as logistics, installation, construction and supervision. We maintain an updated list of qualified and reliable suppliers and third-party contractors with a proven track record with which we have established relationships. We choose our third-party suppliers and contractors through a bidding or quotation request process or through our affiliates or other cooperative arrangements with various manufacturers and contractors. The relevant departments of our local offices organize and collect bids/quotations, communicate with potential suppliers and contractors and coordinate with our local development teams to meet the local technical and legal requirements.

Construction

We engage third-party contractors for construction. We employ a number of measures to manage and monitor the performance of such contractors in terms of both quality and delivery time and to ensure compliance with the applicable safety and other requirements. For example, we generally have on-site supervisors and hold regular on-site meetings with the third-party contractors to monitor their work to ensure that projects progress according to schedule and adhere to quality standards. We also conduct periodic inspections to examine project implementation and quality standards compared to our project planning and prepare periodic reports for review and approval by the relevant departments in our corporate headquarters. If we identify any quality or progress issues which are attributable to the work of the third-party contractors, we will have further follow-up discussions with the third party contractors and monitor their rectification work.

We also require our third-party contractors for construction and installation to comply with applicable laws and regulations regarding work safety as well as our own production safety rules and policies. We examine and keep records of the production-related safety documentation and insurance policies of our third-party contractors. All production-related tools and equipment used by our third party contractors must be compliant with and certified by applicable regulatory standards. Our third-party contractors should also regularly provide their internal records relating to production safety (for example safety production training and safety inspections) to us, and we also conduct regular safety supervision and inspection on the third-party contractors.

Under our third-party contracting agreements, we are generally entitled to compensation if the third-party contractors fail to meet the prescribed requirements and deadlines under their contracting agreements. In general, our contractors require us to pay all of the contract price upon completion of the solar power projects and we require the contractor to provide a performance bond, which is usually for a period of one year to two years, in respect of the warranty obligations.

Commissioning and Warranties

When the EPC contractor notifies the regional solar power project team of on-grid operation, the regional solar power project team thoroughly tests each aspect of the solar power project. Commissioning tests generally include a detailed visual inspection of all significant aspects of the plant, an open circuit voltage test and short circuit current test prior to grid connection, and a direct-current test after connecting to the power grid. These tests are conducted in order to ensure that the plant is structurally and electrically safe, and is sufficiently robust to operate as designed for the specified project lifetime. We have not experienced any material delays in construction or unsatisfactory workmanship with respect to our solar power projects. Following the commissioning, the solar power projects, which are intended for sale, will be handed over to the purchasers.

In addition to the warranties provided by the manufacturers of modules, balance-of-system components and other key components, EPC contractors also typically provide a limited warranty against defects in workmanship, engineering design, and installation services under normal use and service conditions for a period of time following the energizing of a section of a solar power plant or upon substantial completion of the entire solar power plant. In resolving claims under the workmanship, design and installation warranties, the new owner has the option of remedying the defect to the warranted level through repair, refurbishment, or replacement.

IPP Business

We started our IPP business by owning and operating solar power projects in 2014 and selling electricity generated by these solar power projects in 2014. We have tried to build our business as an IPP to develop and operate DG projects in well-developed regions for high PPA/FIT users and avoid regions with subsidy delay or curtailment issue.

We primarily conduct our IPP business in China where we can sell electricity in gross metering or net metering. In China, our IPP portfolio is the solar power projects which we developed. Since 2016, we are building our in-house O&M team in China to operate and maintain all of our owned and operated IPP portfolio in China.

In China, NEA and NDRC published the Notice on the Pilot of Distributed Generation Traded in Markets (file 2017-1901) to establish electricity trading market for DG projects which are similar to virtual net metering and US community solar gardens, allowing the IPP one of following:

•	to sell electricity to users directly, eligible for solar premium, and pay wheeling cost to the grid;

•	to sell electricity indirectly where the grid operators will arrange the sales, eligible for solar premium, and pay only wheeling cost to the grid; or

•	to sell electricity to the grid at national solar FIT price, and subtract corresponding transmission cost;

Under gross metering, all solar projects approved by the National Development and Reform Commission, or the NDRC, are eligible to receive an attractive fixed FIT for 20 years in principle and we expect our solar power projects to be long-term contracted assets. Therefore, we can sell all electricity generated by our gross metering projects to the State Grid and receive a total amount of FIT amount, which comprise an agreed electricity sales price from the State Grid and the subsidies from the government, for 20 years. Net metering is important to achieve grid parity. We develop and operate net metering DG projects in well-developed regions in China. Under net metering, we sell majority of the electricity to non-State Grid power purchasers at an agreed negotiated electricity sales price, which is usually at a market discount rate of the public retail rate, and then sell the remaining unpurchased electricity to the State Grid at a price based on the local desulphurized coal benchmark. Aside from the electricity sale, each KWh of electricity generated (sold to non-Sate Grid power purchasers or State Grid) will receive subsidies from the government. State Grid is an enterprise which constructs and operates power grids and is a pilot state holding company approved by the State Council of China to carry out state-authorized investment. The non-State Grid power purchasers are primarily commercial and industrial users. See “⸻Our Solar Power Projects.” The governmental subsidies in gross metering and net metering may be different. We have focused and will continue to focus on net metering projects with high equity return.

In our IPP business, power purchasers may pay us monthly, bi-monthly, quarterly or half-yearly based on the terms in the Energy Management Contract (EMCs) and PPAs. The EMCs, which, among others, provide the terms and pricing of the sales and include the PPAs, are long-term, generally 20 years with a possible 5 year extension. See “Item 3. Key Information⸺D. Risk Factors⸺Risks related to Our Business⸺Our ability to transmit and sell the electricity generated from the solar power projects operated by us relies on the grid connection, dispatch agreements, PPAs and other contractual agreements.”

As of February 28, 2018, we had more than 80 solar power projects in operation globally with an aggregate capacity of approximately 212 MW. See “⸻Our Solar Power Projects.”

While the project development business continues to be our important strategy for the foreseeable future, we also intend to retain more DG projects in China and become an IPP. The IPP business is especially attractive, due to the resulting high margin recurring revenue.

Our Solar Power Projects

We have built our business as project developer and have selectively owned high quality projects. We have focused on small-scale DG projects and community solar gardens with individual project size of less than 5 MW. While we have demonstrated our ability to sell solar power projects globally, we intend to retain some projects in China and become an IPP. Our competitive advantages lie in small-scale projects with high PPA/FIT price in diversified jurisdictions which we believe are of attractive return and will be the trend for the development of the industry.

Projects for Sale

As of December 31, 2017, we completed 564 MW of solar power projects, including 270 MW new installation in China (including EPC service). In 2017, we sold and delivered 109.4 MW of solar power projects; and entered into sales agreements in connection with the sale of 26.7 MW additional solar power projects. We were operating approximately 212 MW solar power projects globally as of December 31, 2017, including 187 MW in China, and recorded electricity generation revenue from these projects. As of December 31, 2017, we had 546 MW late-stage pipeline, including 125 MW in China, with commercial operation date, or COD, within 2018 and 2019, of which 92.2 MW of the solar power projects were under construction.

Operating Assets

As of December 31, 2017, we owned over 212 MW of solar power projects globally in operation, including 187 MW solar power projects in China, and generated 54.45 million kilowatt-hour, or kWh, of electricity from this IPP portfolio in China.

Operating Assets	Capacity (MW)
China DG
- Zhejiang & Shanghai	66.7
- Anhui	29.6
- Henan	57.9
- Jiangsu	8.6
- Hebei	17.1
- Shangdong	7.4
Total in China	187.3
Romania	15.4
United Kingdom	9.3
Total	212.0

Project Pipeline

Our solar power projects pipeline includes early- to mid-stage projects pipeline and late stage projects pipeline.  Due to different processes of developing projects in various regions, our early- to mid-stage projects pipeline refers to projects that we have internally approved to commit operational or financial resources to develop, including projects that we have conducted internal studies and are bidding for, that we are developing the financing plans, or working to obtain external approval or permits for such projects, or that we have agreed on preliminary terms or entered into memorandum of understandings. Late-stage projects include (i) projects that we have the legal right to develop based on definitive agreements, including the projects held by project SPVs or joint ventured project SPVs whose controlling power belongs to us, or can be purchased by us once the late stage is reached and (ii) projects for which PPA or FIT has been arranged, and expect to be connected to the grid or sold (including project rights sale) within 2 years.

As of December 31, 2017, we had (i) a late-stage project pipeline in China, the United States, Canada, Turkey, Poland and Hungary with an aggregate capacity of approximately 546 MW with estimated COD within 2018 and 2019, of which 92.2 MW are under construction, and (ii) an early- to mid-stage solar power projects pipeline in the United States, Canada, Spain, Poland, Hungary, South Korea and China with an aggregate estimated capacity of approximately 1.1 GW.

The following table sets forth the information of all of our projects and late-stage pipeline as of December 31, 2017 (excluding sold and delivered projects):

Project Location	Project Pipeline (Late Stage)
China	125.5 MW, of which 28.3 MW are under construction
United States	188.4 MW, of which 30.9 MW are under construction
Canada	18.8 MW, of which 8.6 MW are under construction
Turkey	120.4 MW(1), of which 10.4 MW are under construction
Poland	55.0 MW, of which 14.0 MW are under construction
Hungary	38.4 MW, of which no MW are under construction
Total	546.5 MW, of which 92.2 MW are under construction

(1)	We have an arrangement with a local partner, UCK Group, under which UCK Group holds and maintains full titles to all projects but we have the right to receive 50% proceeds generated by the projects.

The following tables set forth our late-stage project pipeline by location:

China

In China, as of December 31, 2017, we had a late-stage pipeline of 125.5 MW, 28.3 MW of which are under construction.

Late-stage Pipeline	Capacity (MW)	Business Model
- Zhejiang and Shanghai	69.1	IPP
- Fujian & Guangdong	15.1	IPP
- Jiangsu	14.0	IPP
- Anhui	7.0	IPP
- Henan	5.1	IPP
- Shandong	15.2	IPP
China Total	125.5

United States

In the United States, as of December 31, 2017, we had a late-stage pipeline of 188.4 MW, 30.9 MW of which are under construction.

Late-stage Pipeline Projects	Location	Capacity (MW)	PPA/FIT	Term (Year)	Off-Taker	Start Date	COD	Business Model
NC-North	NC	6.8	PPA	15	Dominion	2017 Q3	2018 Q1	Project Development
RP-NC	NC	24.1	PPA	15	NC EMC	2017Q3	2018 Q2	Project Development
Utah	UT	10.7	PPA	20	Corporate	2018 Q2	2018 Q4	Project Development
RP-MN	MN	37.5	PPA	25	Community/ Municipal/ C&I	2018 Q2	2018 Q4 -2019 Q1	Project Development
New York	NY	7.7	PPA	TBD	Community/ Municipal/ C&I	2018 Q2	2018 Q4	Project Development
RP-CA	CA	13.6	PPA	20	PG&E / Other	2018 Q3	2019	Project Development
Oregon	OR	23.0	PPA	TBD	TBD	2019	2019	Project Development
Alpine	TX	65.0		TBD	TBD	2019	2019	Project Development
Total		188.4

Canada

In Canada, as of December 31, 2017, we had a late-stage pipeline of 18.8 MW projects.

Late-stage Pipeline Projects	Location	Capacity (MW)	PPA/FIT	Term (Year)	Start Date	COD	Business Model
FIT3	Ontario	8.6	FIT3	20	2017 Q4	2018 Q3	Project Development
FIT4	Ontario	10.2	FIT4	20	2018	2019	Project Development
Total		18.8

Turkey

In Turkey, as of December 31, 2017, we had a late-stage pipeline of 120.4 MW. Our operation in Turkey is different from other regions. Instead of holding projects directly by our subsidiaries, we reached an agreement with a local partner, UCK group, according to which UCK group holds all these projects while we are entitled to receive 50% proceeds from revenues generated by these projects.

Project Portfolios (as of Dec 31, 2017)	Capacity (MW)	PPA/FIT	Term (Year)	Start Date	COD	Business Model
İzmir Aliağa	4.6	FIT	10	2018	2018	Project Development
İzmir Menemen	4.6	FIT	10	2018	2018	Project Development
İzmir Menemen	8.0	FIT	10	2018	2018	Project Development
Manisa Salihli	8.0	FIT	10	2017	2018 Q1	Project Development
İzmir Kınık	4.6	FIT	10	2018	2018	Project Development
Manisa Alaşehir	4.6	FIT	10	2018	2018	Project Development
İzmir Bergama	4.6	FIT	10	2018	2018	Project Development
İzmir Bergama	2.3	FIT	10	2018	2018	Project Development
İzmir Kınık	6.9	FIT	10	2018	2018	Project Development
Balıkesir Altıeylül	5.7	FIT	10	2018	2018	Project Development
Balıkesir Altıeylül	1.1	FIT	10	2018	2018	Project Development
Manisa Ahmetli	5.7	FIT	10	2018	2018	Project Development
Manisa Gölmarmara	19.5	FIT	10	2018	2018	Project Development
Denizli Bozkurt	3.4	FIT	10	2018	2018	Project Development
İzmir Aliağa	2.3	FIT	10	2017	2018 Q1	Project Development
İzmir Aliağa	3.8	FIT	10	2018	2018	Project Development
İzmir Kınık	20.7	FIT	10	2018	2018	Project Development
Manisa Kula	6.9	FIT	10	2018	2018	Project Development
BilecikMerkez	2.0	FIT	10	2018	2018	Project Development
Total	120.4

Poland

In Poland, as of December 31, 2017, we had a late-stage pipeline of 55.0 MW projects.

Late-stage Pipeline Projects	Capacity (MW)	PPA/FIT	Term (Year)	Start Date	COD	Business Model
13 individual projects, 1 MW each	13	FIT (CfD)(1)	15	2017 Q2	2018 Q2	Project Development
42 individual projects, 1 MW each	42	FIT (CfD)	15	2018 Q2(2)	2018 Q4	Project Development
Total	55.0

(1)       “CfD” refers to contract for difference.

(2)       1 MW is under construction. Together with the 13 MW individual projects under construction listed above, there are in total of 14 MW projects are under construction

Hungary

In Hungary, as of December 31, 2017, we had a late-stage pipeline of 38.4 MW.

Late-stage Pipeline Projects	Capacity (MW)	PPA/FIT	Term	NTP	COD	Business Model
Portfilio of “Micro PPs”, 0.5 MW each	38.4	FIT	25	2018 Q2	2018 Q4	Project Development
Total	38.4

Other Geographies

As of December 31, 2017, we also had an early- to mid-stage solar power project pipeline of approximately in Spain, South Korea and India.

Community Solar Gardens

As of December 31, 2017, we had community solar gardens in Minnesota with the capacity of approximately 37.5 MW. In 2017, we sold 13.3MW of our Minnesota community solar gardens. Our community solar gardens in New York are currently in development and are expected to have the size of 7.7 MW.

Our Sales and Customers

We selectively pursue high quality and low-risk solar power project opportunities, especially DG projects, and have been building our new solar portfolio comprised of those projects .. We focus on conservative risk portfolio countries and regions where the solar power project markets are growing rapidly and expected to have sustainable growth supported by favorable government policies, including North America, China, Turkey, Poland, Hungary, Spain, France and other emerging markets in Southeast Asia.

Our project development business is primarily focused in the North America, China, South Korea Turkey, Poland, Hungary Spain and France. We sell our developed projects or project SPVs to purchasers, who primarily include large utility companies, other IPPs that desire to sell the electricity from the projects to local power suppliers or users, and global investors such as asset management funds, pension funds and tax equity investors. Our community solar gardens are the solutions for businesses, government entities, municipalities, schools, hospitals, residential customers, and people looking for saving money on their electricity costs. As of December 31, 2017, we had community solar gardens in development and/or under construction in the United States.

The solar power projects for our IPP business are primarily located in China. In China, we can sell the generated electricity in gross metering to the State Grid, or in net metering to the non-State Grid power purchasers first and the remaining unpurchased electricity to the State Grid. The State Grid is an enterprise which constructs and operates power grids and is a pilot state holding company approved by the State Council of China to carry out state-authorized investment.. The non-State Grid power purchasers in the net metering are primarily commercial and industrial end users. In overseas, we sell the generated electricity primarily to the local transmission grid companies, utility companies, government entities, municipalities, community and other commercial and industrial end users.

We expanded our customer base beyond China. We have teams covered major solar power markets such as the United States, Canada, the United Kingdom, Turkey, Poland, Hungary, France, Spain and India.

For the geographical distribution of our projects and the geographical revenues, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Overview of Financial Results—Net Revenues—Geographical Distribution.”

Engineering, Procurement and Construction

EPC includes engineering design, procurement of solar modules, balance-of-system components and other components, and construction contracting and management. We may engage our in-house EPC team or engage external experienced and qualified EPC contractors to handle and monitor the EPC process for our developed projects. Despite that, as the developer, we may procure the key components, such as solar modules and balance-of-system components.

We typically enter into short-term contracts with our suppliers and contractors on project-by-project basis or project portfolio basis based on the market prices. For more details, see “Item 4. Information on the Company—B. Business Overview—Our Business—Engineering, Procurement and Construction Business.”

Operations and Maintenance

Since 2016, we have been building our in-house O&M team in China to operate and maintain all of our owned and operated IPP portfolio in China. We utilize customized software to monitor the performance and security of our solar power projects in a real-time basis. We regularly maintain our solar power projects with an intention to maximize the utilization rate, rate of power generation and system life of our solar power projects. We engage on-the-ground contractors who are on-call to promptly remedy any issues that may arise.We generally require warranties for defects in materials or workmanship for the components and a warranty for module capacity under normal testing conditions.

Intellectual Properties

We rely primarily on trade secrets, employee contractual protections and other contractual restrictions to establish and protect our intellectual properties and proprietary rights. See “Item 5. Operating and Financial Review and Prospects⸻C. Research and Development, Patents and Licenses, Etc.⸻Intellectual Property. Nevertheless, these afford only limited protection and the actions we take to protect our intellectual property rights may not be adequate to provide us with meaningful protection or commercial advantage. See “Item 3. Key Information⸻D. Risks Factors⸻Risks Related to Our Business⸻Our failure to protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights may be costly.”

Quality Control

We have a risk control team to conduct comprehensive market due diligence to identify solar projects that have projected internal returns that meet our standards. We have experienced and qualified engineering teams and engage external independent experienced qualified engineering to design the projects with technical specifications that provide for the quality and performance of our solar power plants. Solar modules used in our solar power projects are from our related parties or third party suppliers and have the certifications and meet test standards. We closely monitor and supervise construction contractors as part of the quality control process, who also typically provide warranties and performance guarantees for a period of time. Our O&M team and third party O&M service providers tests, checks and continuously monitors the quality and performance of our operating solar power projects. See also “⸺Engineering, Procurement and Construction” and “⸺Operations and Maintenance.”

Competition

The solar market is highly competitive and continually evolving. There is increasing competition in the downstream solar business as traditional utility companies, solar manufacturers, state-owned companies, and financial institutions enter the market in midst of the existing local and international developers. We also face competition from other renewable energy companies and non-renewable power industries, including nuclear energy and fossil fuels such as coal, petroleum and natural gas. Our primary competitors include local and international developers and operators. As we broaden our solar power projects, we will encounter significant competition from both domestic and international markets.

Our failure to adapt to changing market conditions and to compete successfully with existing or new competitors in the solar power industry, as well as the other renewable energy companies and non-renewable power companies, will limit our growth and will have a material adverse effect on our business and prospects. See “Item 3. Key Information⸻D. Risk Factors⸻Risks Related to Our Business⸻We operate in a highly competitive market and many of our competitors have greater resources than we do. We may not be able to compete successfully and we may lose or be unable to gain market share.”

Seasonality

Changes in climate, geography, weather patterns, and other phenomena in the regions where we operate may significantly affect our business. For example, solar power projects depend on the amount and intensity of sunlight, which is affected by weather and climate conditions. As a result, our IPP electricity production and amount of electricity sold and therefore our IPP revenue tend to be higher during periods or seasons when there is more irradiation. In addition, certain economic incentive programs, such as FIT regimes, generally include mechanisms that ratcheted down the incentives over time in line with the general trend of decreasing system costs of solar power projects. As a result, we may schedule significant construction activities to connect solar power projects to the power grids prior to scheduled decreases in FIT rates, which vary from country to country, in order to qualify for more favorable FIT policies.

Environmental Matters

During our project development process, we often prepare environmental impact assessment reports as part of the permitting process. Our in-house EPC team and/or external EPC contractors monitor the EPC process and ensure the environmental compliance during the construction process. Once operational, our solar power projects do not generate industrial waste.

We are in compliance with present environmental protection requirements in all material respects and have all material environmental permits necessary to conduct our business. Our operations are subject to regulation and periodic monitoring by local environmental protection authorities. If we fail to comply with present or future environmental laws and regulations, we could be subject to fines, suspension of production or a cessation of operations.

Insurance

We maintain property insurance policies, including property all risk insurance and machinery breakdown insurance, with insurance companies covering our assets, equipment, facilities, buildings and building improvements. These insurance policies cover losses due to fire, explosion, flood and a wide range of other natural disasters. We also maintain commercial general liability insurance, including professional liability insurance to protect professional advice- and service-providing the company from bearing the full cost of defending against a negligence claim made by a client, and damages awarded in a civil lawsuit and public liability insurance will protect our business from the claims made by third parties for injuries to the person, or damage to property caused as a result of our business activities all over the world, as well as business interruption insurance and construction insurance. We maintain key-man life insurance for our executive officers, and director and officer liability insurance for our directors and executive officers. We consider our insurance coverage to be in line with other companies of similar size in China. However, significant damage to any of our solar power projects, whether as a result of fire or other causes, could have a material adverse effect on our results of operation.

Regulation

A description of the material government regulations on our business in China is summarized below:

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

The law also sets out the national policy to encourage the installation and use of solar energy water-heating systems, solar energy heating and cooling systems, photovoltaic, or PV, systems and other solar energy utilization systems. It also provides the general principles regarding financial incentives for the development of renewable energy projects. The projects, as listed in the renewable energy industry development guidance catalogue, may obtain preferential loans from financial institutions and can enjoy tax preferences. The State Council is authorized to stipulate the specific tax preferential treatments. However, so far, no rule has been issued by the State Council pertaining to this matter. In January 2006, the NDRC promulgated two implementation directives under the Renewable Energy Law. These directives set out specific measures in setting prices for electricity generated by solar and other renewable power generation systems and in sharing additional expenses incurred. The directives further allocate the administrative and supervisory authorities among different government agencies at the national and provincial levels and stipulate the responsibilities of electricity grid companies and power generation companies with respect to the implementation of the Renewable Energy Law.

The PRC Ministry of Construction also issued a directive in June 2005, which seeks to expand the use of solar energy in residential and commercial buildings and encourages the increased application of solar energy in different townships. In addition, the State Council promulgated a directive in July 2005, which sets out specific measures to conserve energy resources.

On September 4, 2006, the MOF and Ministry of Construction jointly promulgated the Interim Measures for Administration of Special Funds for Application of Renewable Energy in Building Construction, pursuant to which the MOF will arrange special funds to support the application of Building Integrated Photovoltaics systems, or BIPV applications, to enhance building energy efficiency, protect the environment and reduce consumption of fossil fuel energy. Under these measures, applications to provide hot water supply, refrigeration, heating and lighting are eligible for such special funds.

On April 1, 2008, the PRC Energy Conservation Law came into effect. Among other objectives, this law encourages the utilization and installation of solar power facilities in buildings for energy-efficiency purposes.

On December 16, 2011, the MOF and Ministry of Housing and Urban-Rural Development jointly released a notice regarding the application of PV technology in building structures, pursuant to which the PRC government offer subsidies ranging from RMB7.5 to RMB9.0 per watt for BIPV projects. The construction of such BIPV projects must be completed in 2012.

On April 16, 2009, the General Offices of the MOF and the PRC Ministry of Housing and Urban-Rural Development jointly issued the Guidelines for Declaration of Demonstration Project of Solar Photovoltaic Building Applications. These guidelines set the subsidy to be given in 2009 to qualified solar projects at no more than RMB20 per watt for projects involving the integration of solar components into buildings’ structural elements and at no more than RMB15 per watt for projects involving the installation of solar components onto building rooftops and wall surfaces. In July 2009 and in March 2011, the MOF and the PRC Ministry of Housing and Urban-Rural Development jointly issued the Implementation Plan for Demonstration Cities with Renewable Energy Building Application, the Implementation Plan for Promoting Renewable Energy Building Application in Rural Areas and the Implementation Plan for Further Promoting Renewable Energy Building Application. Pursuant to these plans, the central government will provide subsidies to certain cities and rural areas with renewable energy building applications. In July 2009 and November 2009, the MOF, the PRC Ministry of Science & Technology, and the National Energy Bureau jointly issued measures that provide for government subsidies to support the solar power industry.

On September 21, 2010, the MOF, the NEA, Ministry of Science and Technology and Ministry of Housing and Urban-Rural Development jointly released an announcement to strengthen the administration of, and provide details for, the implementation of the Golden Sun Demonstration Program and government subsidies for BIPV applications. Among other things, the announcement clarified that the PRC government will subsidize 50% of the cost of key equipment for on-grid PV projects and 70% of that for off-grid PV projects in remote regions. In addition, the government will offer subsidies of RMB4.0 per watt for on-grid PV projects, RMB6.0 per watt for BIPV projects and RMB10.0 per watt for off-grid PV projects in remote regions.

On October 10, 2010, the State Council of the PRC promulgated a decision to accelerate the development of seven strategic new industries. Pursuant to this decision, the PRC government will promote the popularization and application of solar thermal technologies by increasing tax and financial policy support, encouraging investment and providing other forms of beneficial support.

In March 2011, the National People’s Congress approved the Outline of the Twelfth Five-Year Plan for National Economic and Social Development of the PRC, which includes a national commitment to promoting the development of renewable energy and enhancing the competitiveness of the renewable energy industry. Accordingly, in January 2012, the Ministry of Industry and Information Technology, or MIIT, and the Ministry of Science and Technology respectively promulgated the Twelfth Five-Year Special Plans Regarding the New Materials Industry and the High-tech Industrialization to support the development of the PRC solar power industry.

On March 8, 2011, the MOF and the Ministry of Housing and Urban-Rural Development jointly promulgated the Circular on Further Application of Renewable Energy in Building Construction to increase the utilization of renewable energy in buildings.

On March 27, 2011, the NDRC promulgated the revised Guideline Catalogue for Industrial Restructuring which categorizes the solar power industry as an encouraged item. On February 16, 2013, the NDRC promulgated the 2013 revised Guideline Catalogue for Industrial Restructuring to be effective on May 1, 2013, the solar power industry is still categorized as an encouraged item.

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

On February 24, 2012, the MIIT released the Twelfth Five-Year Plan for the Solar Photovoltaic Industry. According to the industry plan, the PRC will reduce the cost of solar power to RMB0.8/kWh by 2015 and RMB0.6/kWh by 2020 and increase production of solar panels.

On July 7, 2012, the NEA officially released the Twelfth Five-Year Plan on Solar Power Development. In the document, the NEA stated that by 2015, the total installed capacity of distributed PV generation will achieve 10 GW in Eastern and Central China by focusing on the establishment of distributed PV generation systems in such areas, and the total installed capacity of 10 GW of grid-connected PV power plants will be established to increase local electrical power supply in the regions with rich solar resources and uncultivated land resources, such as Qinghai, Xinjiang, Gansu and Inner Mongolia. The total estimated investment is RMB250 billion.

On July 9, 2012, the State Council released the Twelfth Five-Year Development Plan for National Strategic New Industries. According to this document, by 2020, the total installed capacity of PV generation will achieve 50 million kW, and the research and manufacturing technology of PV equipment will reach advanced global levels. This document also set forth the major actions to be taken and policies to be promulgated for promoting the development of solar power industry.

On January 1, 2013, PRC State Council issued the 12th Five Year Plan for the Development of Energy. The plan supports the promotion and development of renewable energy, including the solar energy. The plan also encourages the development of solar PV power stations in the areas with abundant solar power resource.

On July 4, 2013, PRC State Council issued the Several Opinions on Promoting the Healthy Development of the Photovoltaic Industry, which further increases the installed capacity for solar electricity and puts forward various measures to develop the PV application market and adjust the industrial structure and regulate the industrial development order. In 2013, government authorities, including the NDRC, the MIIT, the PRC National Energy Commission, the MOF and the PRC State Administration of Taxation, have issued a series of regulations to implement the Several Opinions.

On August 26, 2013, the NDRC issued the Notice re Leveraging the Price to Promote the Health Development of the Photovoltaic Industry, in which, among other things, the NDRC adopted the following measures: (i) the country was divided into three solar resources districts, in which the FIT is separately RMB0.90/kWh, RMB0.95/kWh and RMB1.00/kWh; (ii) for distribution-grid-connected projects, the electricity subsidy standard is RMB0.42/kWh; (iii) the execution period for the aforesaid policies shall last, in principle, for 20 years; (iv) the aforesaid regional FIT policy shall apply to the PV power stations those were filed or approved after September 1, 2013 and those were filed or approved prior to September 1, 2013 but were put into operation after January 1, 2014, and the electricity subsidy standard shall apply to the distribution-grid-connected projects that are excluded from the central government investment subsidies. On December 26, 2016, the NDRC issued the Notice to adjust the FIT to RMB0.65/kWh, RMB0.75/kWh, RMB0.85/kWh, respectively, for three solar resources districts. For the distribution-grid-connected projects, the subsidy standard remains the same.

On August 29, 2013, the National Energy Administration promulgated the Interim Measures for the Administration of Solar Power Projects, which stipulated that solar power projects are subject to filings with the provincial NDRC. Such filing is subject to the national development plan for solar power generation, the regional scale index and implementation plan of the year as promulgated by the competent national energy authority and a pre-condition for connecting to power grid.

On September 23, 2013, the MOF and the PRC State Administration of Taxation jointly issued the Notice on the Value-added Tax Policy for PV Power Generation, which provides 50% of the value-added tax paid by taxpayers in connection with sales of self-produced electrical products generated by solar energy will be immediately refunded to the taxpayers when the value-add tax is collected. This VAT refund policy was effective from October 1, 2013 through December 31, 2015. On July 25, 2016, the MOF and the PRC State Administration of Taxation jointly issued the Notice on Continuation of Implementation of the Value-added Tax Policy for PV Power Generation, which provides that the 50% of VAT refund policy will continue to be effective from January 1, 2016 through December 31, 2018.

On November 18, 2013, the NEA promulgated the Interim Measures for the Administration of Distributed Generation Projects, or the Distributed PV Interim Measures, pursuant to which DG projects are subject to filings with the provincial or regional NDRC. Such filing is subject to State Council’s rules for administration of investment projects and the regional scale index and implementation plan of the year as promulgated by the competent national energy authority. DG projects in the regional scale index of the year that are not completed or put into operation within two years from their respective filing date must be cancelled and disqualified to receive national subsidies. The Distributed PV Interim Measures also provide that the filing procedures should be simplified and the electric power business permit and permits in relation to land planning, environmental impact review, energy saving evaluation and other supporting documents may be waived. Detailed requirements of the filing are also subject to local regulations, and the effects of the Distributed PV Interim Measures on our business are yet to be evaluated.

On January 17, 2014, the NEA issued the Circular on Targets for the Increase in PV Power Generation Capacity for 2014, and announced that the total target for the increase in PV power generation capacity for 2014 will be 14 GW, of which 8 GW will be reserved for distributed power generation and 6 GW will be reserved for power generation by solar power projects.

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

On June 7, 2014, the General Office of the State Council of the PRC government set a target of 100 GW of solar capacity by 2020. In March 2015, the NEA revised China’s 2015 solar electricity installation target upwards by 20% to 17.8 GW of capacity for ground mounted projects and indicated that rooftop DG projects would no longer be subject to a quota. On April 2, 2015, the State Grid announced that 10 GW of solar power projects would be connected to grid every year until 2020. On September 24, 2015, the NEA increased the capacity scale by additional 5,300 MW in total for PV power stations in certain regions and the PV power stations that fall within such increased capacity shall generally be connected to the grid no later than June 30, 2016. In March 2016, the NEA set a target of 150 GW of solar capacity by 2020. Pursuant to the relevant regulations, rooftop DG projects generally receive a national subsidy of RMB0.42/kWh plus the local desulphurized coal benchmark electricity price for the electricity sold to the State Grid or a negotiated electricity purchase price for electricity sold directly to consumers. Ground mounted projects, as well as rooftop DG projects that sell all electricity generated to the local grid companies, are entitled to FIT of RMB0.80/kWh, RMB0.88/kWh or RMB0.98/kWh, depending on where the project is located (excluding on grid solar power projects located in Tibet), provided that these projects are filed after January 1, 2016 and fall within the regional scale index of the year, or these projects are filed prior to January 1, 2016 and fall within regional scale index of the year, but do not commence operations prior to June 30, 2016. Moreover, a solar power project that has obtained government approval on or after January 1, 2008 is fully exempted from PRC corporate income tax for three years starting from the year in which such project generates revenue from the sale of electricity, and is 50% exempted from PRC corporate income tax for another three years. Besides, certain solar power project entities enjoy the preferential tax policies in connection with the development of the western region of China and are subject to a preferential tax rate of 15%. The enterprises which are eligible for such preferential tax policy must engage in the business falling in the scope of the Catalogue of Encouraged Industries in Western Region, or Western Catalogue, promulgated by the NDRC. Enterprises that are eligible for the preferential tax rate of 15% may be able to enjoy such preferential tax rate and tax holiday simultaneously where certain criteria are met.

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

On October 28, 2014, NEC promulgated the Circular on Regulating the Investment and Development Order of PV Power Stations, pursuant to which the filings of solar power projects will be automatically invalidated if the construction of solar power projects has not commenced prior to the expiration of such filings and no application for extension has been made.

On March 16, 2015, the NEA promulgated the Circular on Implementing Plans of PV Generation Construction for 2015, which revised China’s 2015 solar electricity installation target upwards by 20% to 17.8 GW of capacity for ground-mounted projects and indicated that rooftop DG projects would no longer be subject to a quota.

On April 2, 2015, the State Grid announced that 10 GW of solar power projects would be connected to grid every year until 2020. On September 24, 2015, the NEA increased the capacity scale by additional 5,300 MW in total for PV power stations in certain regions and the PV power stations that fall within such increased capacity shall generally be connected to the grid no later than June 30, 2016. In March 2016, the NEA set a target of 150 GW of solar capacity by 2020.

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

On June 1, 2015, the PRC National Energy Commission, the MIIT and the Certification and Accreditation Administration of the PRC jointly promulgated the Opinions on Promoting the Application of Advance Photovoltaic Technology Products and Upgrading the Photovoltaic Industry, which emphasizes that the market plays a decisive role in allocating resources and leading the industrial upgrade of PV technology. According to the different stages of the development of PV technology and products, PRC government will adopt differentiated market access standards in supporting advanced technology products to expand the market and accelerating the elimination of outmoded products. It also provides that new PV power generation project shall meet the requirements stipulated in the Standard Conditions for the Photovoltaic Manufacturing Industry (2015 Edition) promulgated by MIIT. For example, the photoelectric conversion efficiency rates of polycrystalline silicon module and single crystal silicon module shall not be less than 15.5% and 16%, respectively.

On November 27, 2015, the State Forestry Administration promulgated the Circular on the Use of Forest Land for the Construction of PV Power Stations, pursuant to which the approval from local forestry administration authority is required prior to the construction of the PV power stations and certain kinds of forest land are forbidden or restricted from being used to construct PV power stations. The Circular on Promulgating the Controlling of Index of Construction Land Use for PV Power Stations issued by the Ministry of Land and Resources on December 2, 2015, which became effective on January 1, 2016 and will be valid for five years, provides the control and approval of index of construction land use for newly constructed, reconstructed and expanded PV power stations.

On December 22, 2015, the NDRC issued the Notice on Improving the Feed-in Tariff Policies for Onshore Wind Power/Photovoltaic Power Generation, which provides the benchmarking FIT of solar power generation for the year of 2016. The NDRC continued to adopt the measures that divided the country into three solar resources districts, of which the FITs are RMB0.80/kWh, RMB0.88/kWh and RMB0.98/kWh.

In March 2016, the National People’s Congress approved the Outline of the Thirteenth Five-Year Plan for National Economic and Social Development of the PRC, which mentions a national commitment to continuing to support the development of PV generation industry.

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

On March 24, 2016, the NDRC published the Administrative Measures on the Guaranteed Procurement Mechanism of Electricity Generated from Renewable Energy Resources, which split the electricity generated from renewable energy resources into two tranches, i.e., amount guaranteed to be purchased and amount traded in accordance with the market-oriented approach. The amount guaranteed to be purchased will be purchased at FIT according to certain allocation plans or prioritized contracts with grid companies. As for the amount traded in accordance with the market-oriented approach, the electricity providers can voluntarily enter into contracts with grid companies in the open market.

On December 10, 2016, the NDRC issued the Thirteenth Five-Year Plan for the Development of Renewable Energy. The plan supports the healthy development of renewable energy.

On December 26, 2016, the NDRC issued the Notice on Adjusting the feed-in tariff price for Onshore Wind Power/Photovoltaic Power Generation Projects, reducing the feed-in tariff price of the photovoltaic power generation infrastructures constructed after January 1,2017. The disparity between the FIT for PV power generation projects and the desulphurized coal benchmark electricity price are funded by the renewable energy development funds.

On July 19, 2017, the NEA issued the Guidelines for Thirteenth Five-Year Plan, this document set forth the major actions to be taken and policies to regulating development of the photovoltaic industry.

On October 31, 2017, the NDRC and NEA published the Notice on the Pilot of Distributed Generation Traded in Markets (file 2017-1901) to establish electricity trading market for DG projects which are similar to virtual net metering and US community solar gardens.

Laws and Regulations Concerning the Electric Power Industry

The regulatory framework of the PRC power industry consists primarily of the Electric Power Law of the PRC, which became effective on April 1, 1996 (lately revised effective on April 24, 2015) and the Electric Power Regulatory Ordinance, which became effective on May 1, 2005. One of the stated purposes of the Electric Power Law is to protect the legitimate interests of investors, operators and users and to ensure the safety of power operations. According to the Electric Power Law, the PRC government encourages PRC and foreign investment in the power industry. The Electric Power Regulatory Ordinance sets forth regulatory requirements for many aspects of the power industry, including, among others, the issuance of electric power business permits, the regulatory inspections of power generators and grid companies and the legal liabilities for violations of the regulatory requirements.

Obtaining the Electric Power Business Permit

On January 5, 2006, the NDRC promulgated the Administrative Provisions on Renewable Energy Power Generation which set forth specific measures for setting the price of electricity generated from renewable energy sources, including solar and for allocating the costs associated with renewable power generation. The Administrative Provisions on Renewable Energy Power Generation also delegate administrative and supervisory authority among government agencies at the national and provincial levels and assign partial responsibility to electricity grid companies and power generation companies for implementing the Renewable Energy Law.

Pursuant to the Provisions on the Administration of the Electric Power Business Permit, which were issued by the SERC and became effective on December 1, 2005 (subsequently revised on May 30, 2015), unless otherwise provided by the SERC, no company or individual in the PRC may engage in any aspect of electric power business (including power generation, transmission, dispatch and sales) without first obtaining an electric power business permit from the SERC. These provisions also require that if an applicant seeks an electric power business permit to engage in power generation, it must also obtain in advance all relevant government approvals for the project including construction, generation capacity and environmental compliance.

However, there are exceptions which our certain PV Power Generation Projects may not need obtain an electric power business permit from the SERC. On July 18, 2013, the NDRC issued the Interim Measures for the Administration of Distributed PV Power Generation, which waived the previous requirement to obtain an Electric Power Business Permit for DG projects. On April 9, 2014, the NEA issued the Circular on Clarifying Issues concerning the Administration of Electric Power Business Permit, which waived requirement to obtain an Electric Power Business Permit for those solar power generation projects with installed capacity less than 6 MW and any DG projects approved by or filed with the NDRC or its local branches, and required local NEA to simplify the Electric Power Business Permit application procedure for the solar power generation companies.

Obtaining the Construction Engineering Qualifications and Permit

Pursuant to the Construction Law which was promulgated by the Ministry of Construction on November 11, 1997 (effective on March 1, 1998) and amended on April 22, 2011 and the Regulation on Administration on Qualifications of Construction Engineering which became effective on March 1, 2015, an enterprise engaged in the design and engineering work for an electric power project must obtain a qualification certificate and must conduct its work within the strict design scope set forth in its certificate. An enterprise conducting design or engineering work without first obtaining the qualification certificate or an enterprise that has obtained the qualification certificate but exceeds the permitted design scope may be subject to action by the relevant authorities, including monetary penalties, rescission of its certification or confiscation of all illicit gains.

Pursuant to the Provisions on the Administration of Permits of Installation, Repair, and Test of Electric Power Facilities, which were promulgated by the SERC and became effective on March 1, 2010, any entity or individual engaged in installing, repairing or testing of electric power facilities in the PRC must obtain a permit unless otherwise exempted by the SERC. There are three categories of permits and each category is further subdivided into five levels. Each category represents a specific range of activity i.e., installation, repair and testing. Each level denotes the maximum voltage level of an electric facility that a permit holder may work with. To apply for a permit, an applicant must submit the application to the local branch of SERC. A permit holder may also apply to change either the permitted matter, which is the category or level of the permit, or the registered matter, which is the name, legal address, legal representative and other pertinent matters. A permit is valid for six years and can be renewed.

Grid Connection and Dispatchment

All electric power generated in China is distributed through power grids, except for electric power generated by facilities not connected to a grid. The distribution of power to each grid is administered by dispatch centers, which the administration and dispatch of planned output by power plants connected to the grid. The Regulations on the Administration of Electric Power Dispatch to Networks and Grids, promulgated by the State Council and the former Ministry of Electric Power Industry, effective on November 1, 1993, as amended on January 8, 2011, and its implementation measures, regulate the operation of dispatch centers.

FIT and Subsidies

FIT Payments

The Renewable Energy Law of the PRC, which was amended on December 26, 2009 and became effective on April 1, 2010, sets forth policies to encourage the development and utilization of solar power and other renewable energy. The Renewable Energy Law authorizes the relevant pricing authorities to set favorable prices for electricity generated from solar and other renewable energy sources.

The Circular on Improving Policies on the On-grid Tariffs of Solar Power Generation, which was issued by the NDRC and became effective on July 24, 2011, provides that the FIT (including VAT) for solar power projects approved before July 1, 2011 that began operation before December 31, 2011 would be RMB1.15/kWh and the FIT (including VAT) for solar power projects either approved after July 1, 2011 or completed after December 31, 2011 would be RMB1.00/kWh (excluding on-grid solar power projects located in Tibet).

The NDRC further issued the Circular on Promoting the Healthy Development of PV Industry by Price Leverage on August 26, 2013, or the 2013 Circular. Under this circular, the FIT (including VAT) for solar power projects approved or filed after September 1, 2013 or beginning operation after January 1, 2014 would be RMB0.90/kWh, RMB0.95/kWh or RMB1.00/kWh, depending on the locations of the projects (excluding on-grid solar power projects located in Tibet).

In addition, the 2013 Circular sets forth special rules that entitle DG projects (excluding the projects that have received an investment subsidy from the central budget) to a national subsidy of RMB0.4/kWh. According to the Circular on Further Implementing Polices Relating to Distributed Generation issued by the NEA on September 2, 2014 and the Circular on Implementation Plans of PV Generation Construction for 2015 issued by the NEA on March 16, 2015, rooftop DG projects that sell electricity directly to consumers or to both consumers and grid enterprises will receive a national subsidy of RMB0.42/kWh plus the local desulphurized coal benchmark electricity price for the electricity sold to the State Grid or a negotiated electricity purchase price for electricity sold directly to consumers. Ground-mounted projects and rooftop DG projects which sell all electricity to grid enterprises are entitled to the FIT of RMB0.90/kWh, RMB0.95/kWh or RMB1.00/kWh, depending on where the project is located (excluding on-grid solar power projects located in Tibet).

On December 22, 2015, the NDRC issued the Circular on Improving the Policies on the On-grid Tariffs of Onshore Wind Power Generation and PV Generation, effective on January 1, 2016, which provides that ground mounted projects, as well as rooftop DG projects that sell all electricity generated to the local grid companies, are entitled to FIT of RMB0.80/kWh, RMB0.88/kWh or RMB0.98/kWh, depending on where the project is located (excluding on grid solar power projects located in Tibet), provided that these projects are filed after January 1, 2016 and fall within the regional scale index of the year, or these projects are filed prior to January 1, 2016 and fall within regional scale index of the year, but do not commence operations prior to June 30, 2016.

The difference (in amount) between the FIT for solar power projects and the desulphurized coal benchmark electricity price, or the subsidies paid to DG projects, are funded by the renewable energy development funds. The above FIT and subsidy policies are valid for 20 years for each power generation project since its formal operation, in principle.

On December 19, 2017, the NDRC issued the Notice to adjust the price of general metering to RMB0.55/kWh, RMB0.65/kWh, RMB0.75/kWh, respectively, for three solar resources districts, as well as reducing the price of net metering to RMB0.37/kWh.

Subsidy Catalog

On November 29, 2011, the MOF, the NDRC and the NEA jointly issued the Interim Measures for the Administration of Levy and Use of Renewable Energy Development Fund, which provides that development funds for renewable energy include designated funds arranged by the public budget of national finance, and renewable energy tariff surcharge collected from electricity consumers. Solar power projects can only receive central government subsidies after completing certain administrative and perfunctory procedures with the relevant authorities of finance, price and energy to be listed in the Subsidy Catalog issued by the MOF, the NDRC and the NEA. These subsidies represent the difference between the FIT for solar power projects and the desulphurized coal benchmark electricity price. In January 2016, the NEA announced that there would be a nation-wide inspection on all the solar power projects that are in operation and under construction, and the solar power projects that fall within the regional scale index of the year would be included in and managed via the Platform for Renewable Energy Power Generation Projects for the purpose of government subsidies application and payment.

In order to be listed in the Subsidy Catalog, ground-mounted projects submit applications to the relevant provincial authorities; and in accordance with the Circular on Issues Concerning Implementing Electric Quantity-based Subsidy Policy for Distributed Generation Projects issued by the MOF on July 24, 2013, rooftop DG projects submit applications to the grid enterprises in the area where the projects are located. After preliminary review of the applications, the provincial authorities will jointly report to the MOF, the NDRC and the NEA, and the MOF, the NDRC and the NEA will have final review on such applications to decide whether to list in the Subsidy Catalog.

The following flow chart illustrates the process for a utility-scale project to be listed in the Subsidy Catalog.

Development Funds of Renewable Energy

The Renewable Energy Law provides financial incentives, including national funding for the development of renewable energy projects.

Pursuant to the Interim Measures for the Administration of Designated Funds for the Development of Renewable Energy issued by the MOF and effective on April 2, 2015 in place of its old version, the MOF sets up designated funds to support the development and utilization of renewable energy in accordance with the national fiscal budget.

According to the Implementing Measures for the Administration of Price of Renewable Energy and Cost Sharing Program and the Interim Measures for Adjustment to Additional On-grid Tariff for Renewable Energy issued by the NDRC, the gap between the FIT for solar power projects and the desulphurized coal benchmark electricity price is subsidized by collecting tariff surcharge from the electricity consumers within the service coverage of grid enterprises at or above provincial level.

Mandatory Purchase of Renewable Energy

The Renewable Energy Law imposes mandatory obligations on grid enterprises to purchase the full amount of on-grid electricity generated by approved renewable energy plants whose power generation projects meet the grid connection technical standards in the areas covered by the grid enterprises’ power grids. Grid enterprises must improve the power grid construction in order to better absorb electricity generated from renewable energy.

Pursuant to the Measures for the Supervision and the Administration of Purchase of Full Amount of Renewable Energy by Grid Companies issued by the SERC in July 2007, the SERC and its local branches supervise the purchase of the full amount of renewable energy by the grid enterprises. If the grid enterprises do not purchase the full volume of the electricity generated from the renewable energy due to the circumstances such as force majeure or any other circumstance endangering the safety and stability of the power grids, the grid enterprises must promptly notify the renewable energy power generation companies of the details in writing and also submit detailed facts to the competent local branches of the SERC.

The Several Opinions on Promoting the Healthy Development of PV Industry also requires the grid enterprises to ensure PV power generation projects’ timely connection to the power grid and purchase the full amount of electricity generated by the PV power generation projects.

On March 20, 2015, the NDRC and the NEA issued a directive opinion, which emphasizes that the competent provincial authorities must strengthen the implementation of the provisions with regard to the purchase of the full amount of electricity generated by renewable energy and avoid any curtailment of solar power projects. In addition, it also stated that electricity generated by clean energy is encouraged to be sold directly to the consumers in the regions where there is ample supply of clean energy, and the relevant parities must coordinate the trans-provincial supply of electricity and power transmission capability, in order to maximize the utilization of clean energy. Local governments also announced their intentions to efficiently implement the system regarding the purchase of the full amount of renewable energy, such as the Inner Mongolian Autonomous Government.

On March 24, 2016, the NDRC issued the Measures for the Administration of Guaranteed Purchase of Full Amount of Renewable Energy, to strengthen the administration of, and provide details for, the implementation of purchase of the full amount of renewable energy by the grid enterprises.

Clean Development Mechanism

Clean Development Mechanism, or CDM, is an arrangement under the Kyoto Protocol under the United Nations Framework Convention on Climate Change, or the UNFCCC. It allows industrialized countries with a greenhouse gas emission reduction commitment to invest in emission reducing projects in developing countries in order to earn Certified Emission Reduction, or CERs. The PRC approved and ratified the UNFCCC in 1993 and the Kyoto Protocol in 2002, but has no binding obligation to meet the emission reduction targets. On August 3, 2011, the Measures for the Administration of Operation of Clean Development Mechanism Projects promulgated by the NDRC jointly with the Ministry of Science and Technology, the Ministry of Foreign Affairs and the MOF, sets forth general rules and specific requirements for the application for, and approval of, CDM projects. Only companies wholly owned or controlled by PRC companies are qualified to apply for the PRC government’s approval for a CDM project. Some of our solar power projects are on the list of CDM projects.

Environmental Protection

The construction processes of our solar power projects may generate material levels of noise, waste water, gaseous emissions and other wastes. Therefore, we are subject to a variety of government regulations related to the storage, use and disposal of hazardous materials and to the protection of the environment of the community. The major environmental regulations applicable our business activities in the PRC include the Environmental Protection Law of the PRC, the Law on the Prevention and Control of Noise Pollution, the Law on the Prevention and Control of Air Pollution, the Law on the Prevention and Control of Water Pollution, the Law on the Prevention and Control of Solid Waste Pollution, the Environmental Impact Evaluation of Law, and the Regulations on the Administration of Environmental Protection In Construction Projects. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Compliance with environmentally safe production and construction regulations can be costly, while non-compliance with such regulations may result in adverse publicity and potentially significant monetary damages, fines and suspension of our business operations.”

Foreign Investment in Solar Power Business

The principal regulation governing foreign ownership of solar power businesses in the PRC is the Foreign Investment Industrial Guidance Catalog. Under the current catalog, which was amended in 2017 and became effective on July 28, 2017, the solar power industry is classified as an “encouraged foreign investment industry.” Foreign-invested enterprises in the encouraged foreign investment industry are entitled to certain preferential treatment, such as exemption from tariff on equipment imported for their operations, after obtaining approval from the PRC government authorities.

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

Restriction on Foreign Ownership

The principal regulation governing foreign ownership of solar power businesses in the PRC is the Foreign Investment Industrial Guidance Catalogue issued by the NDRC and the PRC Ministry of Commerce, effective as of July 28, 2017, or the Catalogue 2017, which is a replacement of the 2007, 2011 and 2015 versions of the Foreign Investment Industrial Guidance Catalogue. The Catalogue 2017 classifies the various industries into four categories: encouraged, permitted, restricted and prohibited. Foreign invested companies categorized as “encouraged” are entitled to preferential treatment by the PRC government authorities, including exemption from tariffs on equipment imported for its own use. ReneSola Zhejiang was categorized in the “encouraged” industry under the Catalogue 2017.

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

C.	Organizational Structure

As of December 31, 2017, we conduct our business primarily through the following subsidiaries:

•	Renesola (Zhejiang) PV Power Co., Ltd.: our wholly owned subsidiary incorporated in China in August 2017 to hold our Chinese subsidiaries.

•	Zhejiang ReneSola Investment Ltd.: our wholly owned subsidiary incorporated in China in February 2015 to engage in trading and investments in solar industry, as well as holding our project companies in China.

•	ReneSola New Energy S.A.R.L: our wholly owned subsidiary incorporated in Luxembourg in March 2012 to engage in trading and investments in solar industry, as well as holding our solar power projects;

•	ReneSola Investment Management Ltd.: our wholly owned subsidiary incorporated in the British Virgin Islands in December 2014 to engage in investments in solar industry, as well as holding our solar power projects; and

•	Sichuan Bobo Electric Power Engineering Ltd.: our wholly owned subsidiary incorporated in China in January 2017 to conduct EPC business; and

•	ReneSola Power Holdings LLC. : our wholly owned subsidiary incorporated in the United States to to conduct solar power project development business.

In addition to the significant subsidiaries above, we also have other principal subsidiaries incorporated in different jurisdictions.

The following diagram illustrates our current corporate structure, including our significant subsidiaries, as of the date of this annual report.

The diagram above omits the names of subsidiaries that are insignificant to us.

D.	Property, Plants and Equipment

After our disposal of manufacturing business, our property, plants and equipment is primarily our projects related infrastructures and assets, such as power stations and ancillary infrastructures. For more details, see “Item 4. Information on the Company—B. Business Overview—Our Solar Power Projects.”

Certain of our project infrastructures are pledged to secure our bank borrowings and equities of certain of our project companies are pleaded in our capital lease arrangements. As of December 31, 2016, long-term borrowings of $28,835,700 was joint guaranteed by two subsidiaries of the Company. As of December 31, 2017, short-term borrowings of $6,605,894 and long-term borrowings of $ 32,513,900 were joint guaranteed by the Company and its two subsidiaries. The short-term borrowings of $6,605,894 were also secured by all the shares or ownership interests of the borrower, and project assets owned with carrying value equivalent to 130% of the principal.

The project construction processes for our solar power projects may generate noise, waste water, gaseous wastes and other wastes. We believe we are in compliance with present environmental protection requirements in all material respects and have all material environmental permits necessary to conduct our business. For more details, see “—B. Business Overview—Environmental Matters.”

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

Overview

Prior to September 2017, we were a leading fully-integrated solar project developer and provider of energy-efficient products based in China. We provided high quality solar power products, including solar wafers, solar cells, solar modules and solar power projects, to a global network of suppliers and customers, which included leading global manufacturers of solar wafers, cells and modules and distributors, installers and end users of solar modules. We also provided processing services to our customers. In 2015 and 2016, we shipped 2,748.8 MW and 2,603.3 MW, respectively, of solar power products.

Starting from our inception, we were manufacturers of solar wafers, polysilicon and solar modules. Starting from early 2014, we expanded our operations into the the global energy efficient products and services business and downstream solar power projects in overseas markets. In September 2017, we completed a non-cash restructuring following which , among other things, substantially all of the assets and liabilities related to our manufacturing businesses, including polysilicon, solar wafer, solar cell and solar module manufacturing, as well as the LED distribution business were transferred into ReneSola Singapore Pte. Ltd. Upon the closing of this restructuring, all the issued shares of ReneSola Singapore Pte. Ltd were transferred to our chairman and chief executive officer. As a result, we have transformed into a solar project developer and operator, a pure downstream player with robust pipeline projects around the world. As of December 31, 2017, our debt-to-asset ratio, which is total liabilities divided by total assets, was improved and decreased to 73.0% from 93.9% as of December 31, 2016.

While the project development business continues to be our important strategy for the foreseeable future, we also intend to retain more projects in selected regions and become an IPP as we realize high quality projects are unduplicated resources. Our competitive advantages lie in small-scale projects with high PPA/FIT price in diversified jurisdictions which we believe are of attractive return and will be the trend for the development of the industry. We also continue to pursue opportunities in these small-scale projects in diversified regions.

As of December 31, 2017, we completed 564 MW of solar power projects, including 270 MW new installation in China (including EPC service). In 2017, we sold and delivered 109.4 MW of solar power projects; and entered into sales agreements in connection with the sale of 26.7 MW additional solar power projects. We were operating approximately 212 MW solar power projects globally as of December 31, 2017, including 187 MW in China, and recorded electricity generation revenue from these projects. As of December 31, 2017, we had 546 MW late-stage pipeline, including 125 MW in China, with commercial operation date, or COD, within 2018 and 2019, of which 92.2 MW of the solar power projects were under construction.

For details of our project pipeline, see “Item 4. Information on the Company—B. Business Overview—Our Solar Power Projects⸺Project Pipeline.”

Our net revenues from continuing operations decreased from $116.3 million in 2015 to $80.5 million in 2016 and increased to $103.0 million in 2017. We recorded an operating income of $6.6 million and a net income of $34.5 million in 2017, compared to an operating income of $2.3 million and a net loss of $34.7 million in 2016 and an operating income of $16.3 million and a net loss of $5.1 million in 2015. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Overview of Financial Results—Net Revenues”.

As a result of our business restructuring in September 2017, bank borrowings in an aggregate amount in excess of RMB3 billion ($461 million) related to the transferred businesses, or the Bank Borrowings, will no longer be consolidated on our balance sheet as all have been assumed by the buyer, ReneSola Singapore Pte. Ltd. agreed to cancel approximately $217.4 million of accounts and other payable owed by us and we issued 180 million ordinary shares to ReneSola Singapore Pte. Ltd. Mr. Li, our chairman and chief executive officer, and his spouse have provided personal guarantee for a majority of the Bank Borrowings. In addition, under the agreement, for a period of 10 years following the closing, ReneSola Singapore Pte. Ltd. agreed to offer us a preferential right to acquire any products of ReneSola Singapore Pte. Ltd., including any polysilicon, solar wafers, solar cells or solar modules, on the same terms as such products are offered to any third party.

Major Factors Affecting Our Results of Operations

Our future growth is driven by among others, industry demand for solar power, our ability to win market share from our competitors and our ability to develop and operate our solar solar projects. Significant factors that affect the financial performance and results of operations of our solar power projects are:

•	industry demand;

•	product pricing;

•	availability and prices of solar modules and other components;

•	government subsidies and incentives;

•	solar power project development;

•	operation of solar power project and generation of electricity; and

•	seasonality variations.

Industry Demand

Our revenue growth largely depends on market demand for solar power projects. Demand for solar power projects is influenced by macroeconomic factors such as government regulations and support of the solar power industry, the global economic situation, the supply and prices of other energy products, such as oil, coal and natural gas, as well as government regulations and policies on the electric utility industry. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business.”

Product Pricing

The prices for our solar power projects are affected by a variety of factors, including costs of solar modules and other components which we need to develop our solar power projects, supply and demand conditions globally, the quality of our products, our pricing strategy, and the terms of our customer contracts. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business.”

Availability and Prices of Solar Modules and other Components

We use solar modules to develop our solar power projects. The market price of solar modules may fluctuate as a result of economic conditions and the relative supply and demand for solar module.

We mitigate the risk by sourcing solar modules from various sources and by entering primarily into short term contracts and spot purchases in China and internationally. Our short-term and spot purchase contracts and orders generally reflect the prevailing market prices.

Government Subsidies and Incentives

We believe that growth of the solar industry depends largely on the availability and scale of government subsidies and economic incentives. Today, the cost of solar power substantially exceeds the cost of electricity generated from conventional fossil fuels such as coal and natural gas. As a result, national and local governmental bodies in many countries have provided subsidies and economic incentives in the form of FITs, rebates, tax credits and other incentives to end-users, distributors, system integrators and manufacturers of solar power products to promote the use of solar energy and to reduce dependence on other forms of energy. These government subsidies and economic incentives, in the form of capital cost rebates, FITs, tax credits, net metering and other incentives to end users, distributors, system integrators and manufacturers of solar power products, have been reducing.

The demand for our solar power projects in our current, targeted and potential markets can be affected by the availability of such government subsidies and economic incentives. A significant reduction in the scope or discontinuation of government subsidies and incentive programs, especially those in our target markets, could cause demand for our solar power products and their prices to decline. The decline of the prices of modules may otherwise benefit our downstream solar power projects by reducing the construction costs, and may in turn alleviate the negative impact. Nevertheless, significant reduction in the scope or discontinuation of government subsidies and incentive programs may still have a material adverse effect on our business, financial condition, results of operations and prospects.

Solar Power Project Development

In 2015, 2016 and 2017, we recognized $110.7 million, $77.4 million and $64.8 million of net revenues from continuing operations from the sales of our solar power projects, representing approximately 95.2%, 96.1% and 63.0% of our total net revenues from continuing operations. Our solar power project development activities have expanded over the past several years through a combination of organic growth and acquisition of project development rights. We develop our solar power projects with a view to selling them. Our ability to identify and engage credit-worthy purchasers timely and to negotiate favorable purchase price and payment terms directly affects our profitability. If we are unable to identify and appropriate purchasers in the short term, we may also determine to own and operate some of the projects from time to time and generate revenue by generating and selling electricity to the grid companies. We expect that our revenues from the sale of solar power projects and its importance to our overall business will continue to increase in the following years.

Solar power projects developments involve numerous risks and uncertainties. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We face uncertainties in connection with the implementation of our business strategy to transform our business focus from wafer and module manufacturing to global energy efficient products and services and downstream solar power projects.”

Operation of Solar Power Project and Generation of Electricity

Our current business strategy includes plans to further grow our IPP portfolio. Revenues from the IPP business may be affected by the demand of our electricity, our ability to generate the electricity, the electricity sales price and the operation costs. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business.” We generated significant portions of revenues from our EPC business in 2017 but it will not be part of our future growth strategies.

Seasonality Variations

Changes in climate, geography, weather patterns, and other phenomena in the regions where we operate may significantly affect our business. For example, solar power projects depend on the amount and intensity of sunlight, which is affected by weather and climate conditions. As a result, our electricity generation and amount of electricity sold and therefore the revenue generated from our IPP business tend to be higher during periods or seasons when there is more irradiation. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Seasonal variations may influence our results of operations.”

Overview of Financial Results

Net Revenues

Historically, we derived revenue primarily from sales of solar wafers and solar modules. We have begun to sell solar power projects and recognize revenue from sale of solar power projects in a separate business segment since 2015. After the completion of our business restructuring in September 2017, we have transformed into a solar project developer and operator, with our revenues mainly generated from our solar power projects. Set forth below is the breakdown of our net revenues by segment in absolute amount and as a percentage of total net revenues for the periods indicated.

Prior to the disposal of discontinued business on September 27, 2017, which have been presented as discontinued operations for all the periods presented herein, the Company operated and managed three principal reportable segments, Wafer, Cell and module, and Solar power projects. The Wafer segment involves the manufacture and sales of monocrystalline and multicrystalline solar wafers and processing services. The Cell and module segment involves manufacture and sale of PV cells and modules, and service revenue from tolling arrangements. The solar power projects segment is a newly formed segment in year 2015 which involves solar power project development, EPC services and electricity revenue generation. Ancillary revenues and expenses and other unallocated costs and expenses are recorded in other.

Pursuant to the disposal of the manufacturing business and LED distribution business on September 27, 2017 presented in discontinued operations for all the periods presented herein, the Company further separated the solar power project segment into three reportable segments, including solar power project development, EPC services and electricity revenue generation. Ancillary revenues and expenses and other unallocated costs and expenses are recorded in other.

	Year ended December 31, 2015
	Solar power project development	Electricity revenue generation	Other	Total
Net revenue	110,737,934	5,551,742	41,260	116,330,936
Gross profit	20,707,899	2,308,921	18,336	23,035,156

	Year ended December 31, 2016
	Solar power project development	Electricity revenue generation	Other	Total
Net revenue	77,372,737	3,131,997	-	80,504,734
Gross profit	6,432,290	800,591	-	7,232,881

	Year ended December 31, 2017
	Solar power project development	Electricity revenue generation	EPC Services	Other	Total
Net revenue	64,837,042	12,247,320	25,853,288	36,349	102,973,999
Gross profit	3,575,775	7,031,670	3,524,310	-	14,131,755

Geographical Distribution

In September 2017, we completed a disposition of our manufacturing businesses, including polysilicon, solar wafer, solar cell and solar module manufacturing, as well as the LED distribution business.

After the business restructuring, we have transformed into a solar project developer and operator, a pure downstream player with robust pipeline projects around the world.

The following table summarizes the Company’s revenues generated by the geographic location of customers:

	Years ended December 31,
	2015	2016	2017
China (including Hong Kong and Taiwan)	-	-	67,533,887
America	41,260	-	18,323,947
Japan	5,719,672	9,175,391	-
Bulgaria	3,083,823	652,559	-
Romania	2,467,920	2,393,030	4,844,238
England	105,018,261	68,283,754	7,271,370
Turkey	-	-	4,995,648
France	-	-	4,909
Total	116,330,936	80,504,734	102,973,999

Cost of Revenues

Our cost of revenues for continuing operations consists of costs for:

•	development costs (including interconnection fees and permitting costs) of solar power projects;

•	acquisition costs of solar power projects, if applicable;

•	project management costs;

•	EPC costs (consisting of costs of the components of solar power projects other than solar modules, such as inverters, electrical and mounting hardware, trackers, grid interconnection equipment, wiring and other devices);

•	interest costs capitalized for solar power projects during construction period; and

•	site-specific costs

Gross Margin

Our gross margin is affected by changes in our net revenues and cost of revenues. Gross margin from continuing operations is affected by 1) the gross margin of each individual solar power project we sell, which is determined by our ability to negotiate the sales price and our ability to effectively control the project acquisition and development costs, 2) the gross margin of each individual solar power project we operate, which is determined by the revenues from the sale of electricity generated from our operated solar power projects and our ability to effectively control the operation costs, and 3) the gross margin of each individual EPC services we provide, which is determined by our ability to negotiate the sales price and our ability to effectively control the engineering, procurement and construction costs. Our gross margin from continuing operations decreased from 19.8% in 2015 to 9.0% in 2016, primarily due to the decrease of the gross margin of solar power project we sell, which is due to the increased market price of development costs. Our gross margin increased from 9.0% in 2016 to 13.7% in 2017, primarily due to the increase of the gross margin of the electricity revenue, which mainly resulted from the increase of the green certificate revenue from US$1.7 million in 2016 to US$4.2 million in 2017, effect of the margin of 13.6% for our new EPC service in 2017, as well as the offsetting effect of the decrease in the gross margin of solar power project we sell.

Operating Expenses

Our operating expenses primarily include sales and marketing expenses, general and administrative expenses and gains or losses on disposal of property, plant and equipment..

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of salaries, bonuses and pensions for our sales personnel, commission paid to our sales agents, outbound freight, share-based compensation expenses and benefits, travel and other sales and marketing expenses.

Our sales and marketing expenses for continuing operations increased in 2016 from 2015, primarily because of the increased commission fee we paid for the sale of green certificates. Our sales and marketing expenses increased in 2017 from 2016, primarily due to the expansion in solar projects. We expect our sales and marketing expenses to remain stable and potentially slightly decrease in the immediate future.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries, bonuses and benefits for our administrative and management personnel, consulting and professional service fees, and travel and related costs incurred by our administrative and management personnel. In 2015, 2016 and 2017, we recognized share-based compensation expenses in connection with options granted to certain members of our management team. Our general and administrative expenses decreased from 2015 to 2016 and further decreased in 2017, primarily due to our efforts to reduce consulting and professional service fees. We expect our general and administrative expenses to remain stable in the immediate future.

Other Operating Income and Expenses

We also recognized other operating income and expenses from the disposal of fixed assets and land use rights, government grants and forfeitures of advances from customers.

Non-operating Income and Expenses

Our non-operating income and expenses consist primarily of interest income, interest expenses, foreign currency exchange gains or losses, gains on repurchase of convertible notes, gains or losses on derivatives, and other loss.

Our interest income represents interest on our cash balances. Our interest expenses relate primarily to our short-term and long-term borrowings from banks, less capitalized interest expenses to the extent they relate to our capital expenditures.

Our foreign currency exchange gain or loss results from our net exchange gains and losses on our monetary assets and liabilities denominated in foreign currencies during the relevant period. Our functional currency is the U.S. dollar. The functional currency for our subsidiaries in the PRC is Reminbi (“RMB”). The functional currency of our overseas subsidiaries normally is the local currency of the place where the subsidiary is domiciled. Foreign currency transactions have been translated into the functional currency at the exchange rate prevailing on the date of the transaction. Foreign currency denominated monetary assets and liabilities are translated into our functional currency at exchange rates prevailing on the balance sheet date. Our reporting currency is the U.S. dollar. Assets and liabilities have been translated into our reporting currency using exchange rates prevailing on the balance sheet date. Income statement items have been translated into our reporting currency using the weighted average exchange rate for the relevant periods. Translation adjustments have been reported as comprehensive income.

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

If it is more likely than not that some or all of the deferred tax assets will not be realized, we will provide for valuation allowances based on available evidence. As of December 31, 2017, our PRC subsidiaries had net operating losses carry forwards of $2.0 million (before deferred tax assets valuation allowance), of which $0.3 million will expire in 2021, $1.7 million will expire in 2022.

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

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible for tax purposes. As a result, we recognized a valuation allowance against tax loss carry forwards for continuing operations of $3.3 million and $3.2 million as of December 31, 2016 and 2017, respectively.

In 2016, we had overseas operations in the jurisdiction of the United States, Republic of Romania, and United Kingdom, Turkey, Thailand, Brazil and France . The corporate income tax rates in these jurisdictions range from 0% to 34%.

Critical Accounting Estimates

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

Critical Accounting Policies

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

Solar power project development

a) Sale of project assets

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

For sales agreements that have energy generation performance guarantees covering a certain timeframe, if there is an underperformance event, we may incur liquidated damages as a percentage of the EPC contract price. The Revenue recognized is reduced by the maximum amount of the payable liquidated damage, which amount is deferred until the end of the guarantee period.

For sales agreements that have conditional repurchase clauses if certain events occur, such as not achieving specified guaranteed performance level within a certain timeframe, we will defer and will not recognize revenue on such sales agreements until the conditional repurchase clauses are of no further force or effect and all other necessary revenue recognition criteria have been met.

b) Sale of project asset rights

We also sell the project rights to customers through the disposal of project companies holding the relevant permits. For these transactions, the project companies could either own the land or lease the land under the lease term that could cover the entire power plant’s life. For the transactions with the land owned, we account the entire transaction under the revenue recognition guidance of ASC 360-20 Real Estate. Under the provisions of real estate accounting, we recognize revenue under full accrual method when all of the requirements mentioned in the sale of project assets above are met. For the transactions with the land leased, we recognize revenue when the revenue is realized or realizable and earned in accordance with ASC 605-10-S99-1. In these transactions, we are also responsible for locating the electricity end subscribers for certain percentage of the entire contract consideration. A consideration reduction will occur if the located end subscribers don’t reach to a defined threshold per the contract terms. The portion of the revenue is not recognized until the contingency has been removed, that is when the relevant subscription agreements are effective. Costs incurred during the course of obtaining permits are capitalized and recorded in project assets before the sale of project rights is completed.

c) Jointly arrangements of power projects for sale

We also enter into cooperation arrangement to jointly construct power projects for sale. In the arrangement, our performance obligations generally including design, engineering, procurement of all PV modules, materials needed for the projects and locating end subscriptions, while the counterparty is the primary obligor for constructing the power projects under the joint cooperation agreement, holds the ownership of the land and power projects and sell the power projects. The counterparty and we each generally receive 50% of the total selling price of the power projects. We recognize revenue, representing 50% of the selling price of the power projects, from this arrangement when the revenue is realized or realizable and earned in accordance with ASC 605-10-S99-1, which is normally when the power projects are sold to the external buyers, when all of the following requirements are met: (a) persuasive evidence of an arrangement exists; (b) delivery has occurred or services have been rendered; (c) the seller’s price to the buyer is fixed or determinable; and (d) collectability is reasonably assured.

EPC Services

We provide engineering, procurement and construction (“EPC”) services under the EPC contracts to design and build the power plant on customer’s site per customer’s request.

We generally recognize revenue for EPC services over time using a percentage-of completion method as our performance creates or enhances an energy generation asset controlled by the customer per ASC 605-35. In applying the percentage-of-completion method, we follow the cost-to-cost method and uses the actual costs incurred relative to the total estimated costs (including module costs) in order to determine the progress towards completion and calculate the corresponding amount of revenue and profit to recognize. Costs incurred include direct materials, solar modules, labor, subcontractor costs, and those indirect costs related to contract performance, such as indirect labor and supplies. When contracts specify that title to direct materials and solar modules transfers to the customer before installation has been performed, we will not recognize revenue or the associated costs until those materials are installed and have met all other revenue recognition requirements.

The percentage-of-completion method of revenue recognition requires us to make estimates of net contract revenues and costs to complete our projects. In making such estimates, management judgments are required to evaluate significant assumptions including the amount of net contract revenues, the cost of materials and labor, subcontractor costs, the impact of potential variances in schedule completion, and the impact of any penalties, claims, change orders, or performance incentives.

If estimated total costs on any contract are greater than the net contract revenues, we recognize the entire estimated loss in the period the loss becomes known. The cumulative effect of the revisions to estimates related to net contract revenues and costs to complete contracts, including penalties, claims, change orders, performance incentives, anticipated losses, and others are recorded in the period in which the revisions to estimates are identified and the amounts can be reasonably estimated. The effect of the changes on future periods are recognized as if the revised estimates had been used since revenue was initially recognized under the contract. Such revisions could occur in any reporting period, and the effects may be material depending on the size of the contracts or the changes in estimates. For the years ended December 31, 2015, 2016 and 2017, no such revisions occur.

We bill the customer based on progress billing terms in the contract. Accounts receivable from EPC services (unbilled) represents revenue that has been recognized in advance of billing the customer, which is common for long-term construction contracts. We typically recognize revenue from contracts for the construction and sale of PV solar power systems over time using cost based input methods, which recognizes revenue and gross profit as work is performed based on the relationship between actual costs incurred compared to the total estimated costs of the contract. Accordingly, revenue could be recognized in advance of billing the customer, resulting in an amount recorded to “Accounts receivable from EPC services (unbilled)” as disclosed in Note 4. Once we have an unconditional right to consideration under a construction contract, we typically bill the customer accordingly and reclassifies the “Accounts receivable from EPC services (unbilled)” to “Accounts receivable from EPC services (billed).” Billing requirements vary by contract but are generally structured around the completion of certain construction milestones. Certain of the EPC contracts for PV solar power systems contain retainage provisions. Retainage represents contract costs for the portion of the contract price earned for work performed, but held for payment by the customer as a form of security until certain defined timeframe has been reached. We consider whether collectability of such retainage is reasonably assured in connection with our overall assessment of the collectability of amounts due or that will become due under the EPC contracts. Retainage included within “Accounts receivable from EPC services (unbilled)” is expected to be billed and collected within the next 12 months. After we have satisfied the EPC contract requirements and have an unconditional right to consideration, the retainage is billed and reclassified to “Accounts receivable from EPC services (billed).” Refer to Note 4 for detail breakdown of the “Accounts receivable from EPC services (unbilled)” and “Accounts receivable from EPC services (billed)” amounts.

For EPC services, we provide limited warranty for certain years for the modules, materials and construction part of the power plants. Although we subcontract the construction to third party developers and purchase the raw materials and modules from third party suppliers, we are the primary obligor for the limited warranties such as solar module product warranty for a period of five to ten years, warranties for defects in engineering design, installation, workmanship for a period of one to two years and records a liability in the Consolidated Balance Sheet. On another hand, we have a legally enforceable right to recover these warranties from the subcontractor and suppliers as these parties have contracted with us to assume these warranty obligations, and that we will also record receivables for expected reimbursement in amounts that we believe are probable in the Consolidated Balance Sheet. The EPC warranty expenses and expected recovery amounts related to warranties are recorded net in expense in the Consolidated Statement of Operations on the basis that the amounts provided by the subcontractor and suppliers are a reimbursement of our costs. As of December 31, 2016 and 2017, the liabilities, receivables are not material. The related expenses for the three years ended Dec 31, 2015, 2016 and 2017 are also not material.

Electricity revenue generation

We recognize electricity generation revenue for us operated power plant when persuasive evidence of a power purchase arrangement with the power grid we exists, electricity has been generated and been transmitted to the grid and the electricity generation records are reconciled with the grid companies, the price of electricity is fixed or determinable and the collectability of the resulting receivable is reasonably assured. Note that we are entitled to the feed-in tariff(s) (FIT) that the government guaranteed and subsidized electricity sale price at which solar power projects can produce green energy. We recognize the FIT as part of the electricity generation revenue when the entitlement to receipt of such FIT is fulfilled.

Revenue from green certificates

We receive green energy certificates based on electricity generated from the power plants in a subsidiary. We sell these certificates to buyers who can then meet the mandatory government quota per year for green energy produced. We believe that these green certificates are government incentive and the sale of green energy certificates does not fall into derivative and lease accounting scope. We recognize revenue for the sale in accordance with ASC 605-10-S99-1 when persuasive evidence of a green certificate purchase arrangement with the buyer exists, green certificates have been delivered to the buyer, the price of total green certificates sold is fixed or determinable and the collectability of the resulting receivable is reasonably assured.

For the years ended December 31, 2015, 2016 and 2017, revenue from green certificates were $ 1,534,297, $ 1,708,163 and $ 4,184,724, respectively.

Value added tax (“VAT”)

Value added tax (“VAT”) at a differentiated rates on invoice amount is collected on behalf of tax authorities in respect of the different types of revenues and is not recorded as revenue. VAT paid for purchases, net of VAT collected from customers, is recorded as an asset.

Deferred project revenue

Deferred project revenue was $32,242,995 and $20,791,918 at December 31, 2016 and 2017, respectively, and mainly represented customer payments received or customer billings made under the terms of solar power project related sales contracts for which all revenue recognition criteria for real estate transactions have not yet been met. The associated solar power project related costs are included as deferred project costs. We classify such amounts as current or noncurrent depending on when all revenue recognition criteria are expected to be met, consistent with the classification of the associated deferred project costs.

Deferred Income Taxes

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. We recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. Before 2016, the component of the deferred tax assets and liabilities were individually classified as current and non-current based on the characteristics of the underlying assets and liabilities, or the expected timing of their use when they did not relate to a specific asset or liability. From 2016, we adopted ASU2015-17 prospectively, and as of December 31, 2016 and 2017, the components of the deferred tax assets and liabilities are all classified as non-current in a classified statement of financial position.

Project assets and deferred project costs

In 2012, we began entering into arrangements to develop commercial solar power projects ("project assets") for sale upon their completion. Project assets consist primarily of costs relating to solar power projects in various stages of development that are capitalized prior to entering into a definitive sales agreement for the solar power project. These costs include certain acquisition costs, land costs and costs for developing and constructing a solar power project. Development costs can include legal, consulting, permitting, and other similar costs. Construction costs can include execution of field construction, installation of solar equipment, and solar modules and related equipment. Interest costs incurred on debt during the construction phase are also capitalized within project assets. We does not depreciate the project assets, when they are considered held for sale. Any revenue generated from a solar power project connected to the grid would be considered incidental revenue and accounted for as a reduction of the capitalized project costs for development. In addition, we present all expenditures related to the development and construction of project assets as a component of cash flows from operating activities.

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

We capitalize the costs related to solar power projects in various stages of development prior to entering into a definitive sales agreement for the solar power project and classifies these costs as project assets on the consolidated balance sheets when the criteria in ASC 360-10-45-9 are met. If not met, we reclassify them to property, plant and equipment, unless the delay in the period required to complete the sale is caused by events or circumstances beyond our control.

Deferred project costs represents costs that are capitalized as project assets for arrangements that are accounted for as real estate transactions after we have entered into a definitive sales arrangement, but before the sale is completed or before all criteria to recognize the sale as revenue is met. We classify deferred project costs as noncurrent if all revenue recognition criteria are not expected within the next 12 months. As of December 31, 2015, we entered into a sale transaction for one project asset, which includes contractual provisions which may require us to repurchase the project asset under certain circumstances, and the revenue recognition criteria is not met until the issuance of the final acceptance certificate (“FAC”) by the customer. The repurchase provisions expired on June 30, 2017 and the FAC was received in March 2018. Therefore, we have classified the project asset as non-current deferred project costs as of December 31, 2016 and current deferred project cost as of December 31, 2017.

We review project assets and deferred project costs for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. We consider a project commercially viable or recoverable if it is anticipated to be sold for a profit once it is either fully developed or fully constructed. We consider a partially developed or partially constructed project commercially viable or recoverable if the anticipated selling price is higher than the carrying value of the related project assets and the estimated costs to complete. We examine a number of factors to determine if the project will be recoverable, the most notable of which include whether there are any changes in environmental, ecological, permitting, market pricing or regulatory conditions that impact the project. Such changes could cause the costs of the project to increase or the selling price of the project to decrease. If a project is not considered recoverable, we impair the respective project assets and adjusts the carrying value to the estimated recoverable amount, with the resulting impairment recorded within operations. We did not recognize any impairment losses on project assets for the years ended December 31, 2015, 2016 and 2017, respectively.

Segment Operations

In 2015, 2016 and prior to September 2017, we operated in three principal reportable business segments, namely wafer sales segment, cell and module sales segment and solar power projects segment. In September 2017, we completed a disposition of our manufacturing businesses, including polysilicon, solar wafer, solar cell and solar module manufacturing, as well as the LED distribution business. As a result, we have transformed into a solar project developer and operator, a pure downstream player with robust pipeline projects around the world. We currently separate the solar power project segment into three reportable segments, including solar power project development, EPC services and electricity revenue generation. Ancillary revenues and expenses and other unallocated costs and expenses are recorded in other.

Results of Operations

In September 2017, we completed a disposition of our manufacturing businesses, including polysilicon, solar wafer, solar cell and solar module manufacturing, as well as the LED distribution business.

The following table sets forth a summary, for the periods indicated, of our consolidated results of operations with each item expressed.

	Year ended December 31,
	2015	2016	2017
Continuing operations

Net Revenue :
Solar power project development	$110,737,934	$77,372,737	$64,837,042
Electricity revenue generation	5,551,742	3,131,997	12,247,320
EPC services	-	-	25,853,288
Other	41,260	-	36,349
Total net revenue	116,330,936	80,504,734	102,973,999
Cost of revenue	(93,295,780)	(73,271,853)	(88,842,244)
Gross profit	23,035,156	7,232,881	14,131,755

Operating (expenses)/income:
Sales and marketing	(233,630)	(549,299)	(1,710,024)
General and administrative	(7,393,843)	(6,828,817)	(6,179,274)
Other operating income	910,743	2,493,898	313,153
Total operating expenses	(6,716,730)	(4,884,218)	(7,576,145)

Income from operations	16,318,426	2,348,663	6,555,610
Non-operating income/(expenses):

Interest income	38,850	3,552	51,403
Interest expense	(1,999,454)	(1,842,227)	(3,936,302)
Foreign exchange (losses)/gains	(1,201,578)	(1,072,836)	894,704
Losses on derivatives, net	(7,971,934)	(134)	-
Gains on repurchase of convertible notes	13,693,269	212,056	-
Fair value change of warrant liability	1,312,500	577,500	-
Other loss	-	-	(43,516)
Total non-operating income/(expenses)	3,871,653	(2,122,089)	(3,033,711)

Income before income tax	20,190,079	226,574	3,521,899
Income tax (expense)/benefit	23,191	(132,092)	(322,068)

Income from continuing operations, net of tax	20,213,270	94,482	3,199,831
Discontinued operations
Gain on disposal of discontinued operations before income taxes	-	-	106,292,213
Loss from operations of discontinued operations before income taxes	(24,591,585)	(32,631,226)	(79,782,830)
Income tax benefit/(expense)	(696,807)	(2,161,507)	4,748,324
Income (loss) from discontinued operations, net of tax	(25,288,392)	(34,792,733)	31,257,707
Net income (loss)	$(5,075,122)	$(34,698,251)	$34,457,538

Net income (loss) attributed to ReneSola Ltd	$(5,075,122)	$(34,698,251)	$34,457,538

Income per share from continuing operations
Basic	$0.10	$-	$0.01
Diluted	$0.10	$-	$0.01
Income (loss) per share from discontinued operations
Basic	$(0.12)	$(0.17)	$0.13
Diluted	$(0.12)	$(0.17)	$0.13

Weighted average number of shares used in computing income (loss) per share
Basic	204,085,041	202,229,767	246,899,286
Diluted	204,222,541	202,403,904	246,905,289

Net income/(loss)	$(5,075,122)	$(34,698,251)	$34,457,538
Other comprehensive income/(loss), net of tax of nil:
Foreign currency translation adjustment	(19,503,275)	(10,343,509)	11,513,216

Release of translation difference due to disposal of discontinued operation	-	-	(64,984,682)

Other comprehensive loss	(19,503,275)	(10,343,509)	(53,471,466)

Comprehensive loss	(24,578,397)	(45,041,760)	(19,013,928)

Comprehensive loss attributable to ReneSola Ltd	$(24,578,397)	$(45,041,760)	$(19,013,928)

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Net Revenues. Our net revenues from continuing operations increased from $80.5 million in 2016 to $103.0 million in 2017 primarily due to (i) the increase of the revenue from our EPC services of $25.9 million, which was our new business in 2017 and (ii) the increase of the revenue from our electricity generation business and green certificates sale of $9.1 million, which resulted from the significant expansion of our IPP business in China and the increased demand in the green certificate market in 2017, partially offset by the decrease of the revenue from our solar power projects of $12.5 million.

Cost of Revenues. Our cost of revenues for continuing operations increased from $73.3 million in 2016 to $88.8 million in 2017, which is aligned with the increase of our revenue.

Gross Profit. Gross profit from continuing operations for 2017 was $14.1 million, compared to a gross profit of $7.2 million in 2016. Gross margin for 2017 was 13.7%, compared to a gross margin of 9.0% in 2016. The increase in gross margin was primarily due to the increase of the gross margin of the electricity revenue, which mainly resulted from the increase of the green certificate revenue from US$1.7 million in 2016 to US$4.2 million in 2017, effect of the margin of 13.6% for our new EPC service in 2017, partially offset by the decrease in the gross margin of our solar power projects.

Sales and Marketing Expenses. Sales and marketing expenses for continuing operations increased from $0.5 million in 2016 to $1.7 million in 2017 which is aligned with the growth of our revenue.

General and Administrative Expenses. General and administrative expenses for continuing operations decreased from $6.8 million in 2016 to $6.2 million in 2017, primarily due to our efforts to reduce consulting and professional service fees.

Other Operating Expenses. We had other operating expenses for continuing operations of $ 2.5 million for 2016 and $0.3 million for 2017. Our other operating income consisted primarily of gains or losses on disposal of property, plant and equipment. The decrease of other operating income for continuing operations in 2017 was primarily due to the disposal gains of the solar power project in Bulgaria in 2016, which was classified as PPE before the disposal. We didn’t recognize similar disposal gains in 2017.

Interest Income and Expenses. Our interest income for continuing operations increased from $0.004 million in 2016 to $0.05 million in 2017. Our interest expenses increased from $1.8 million in 2016 to $3.9 million in 2017, which was mainly due to the increased financing lease payable for the solar power project in China.

Foreign Exchange Gains (Losses). We had a foreign exchange gain for continuing operations of $0.9 million in 2017, compared to a foreign exchange loss of $1.1 million in 2016. The foreign exchange gain in 2017 was primarily due to the increased unrealized exchange gain of bank borrowings in Won which has a depreciation in 2017.

Income Tax Benefit (Expenses). Our income tax expense for continuing operations for 2017 was $0.3 million, compared to an income tax expense of $0.1 million in 2016. The increase in 2017 was mainly resulted from the increase in income before tax.

Net Income (Loss). As a result of the foregoing, we had a net gain from continuing operations of $3.2 million in 2017, compared to a net gain of $0.09 million in 2016.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Net Revenues. Our net revenues from continuing operations decreased from $116.3 million in 2015 to $80.5 million in 2016, primarily due to (i) the decrease of the revenue from our solar power projects of $33.4million and (ii) the decrease of the revenue from electricity generation and green certificates sale of $2.4 million, which resulted from a shrinking market of green certificates in 2016.

Cost of Revenues. Our cost of revenues for continuing operations decreased from $93.3 million in 2015 to $73.3 million in 2016, which is aligned with the decrease of our revenue..

Gross Profit. Gross profit from continuing operations for 2016 was $7.2 million, compared to a gross profit of $23.0 million in 2015. Gross margin for 2016 was 9.0%, compared to a gross margin of 19.8% in 2015. The decrease in gross margin was primarily due to the decrease of the gross margin of solar power project we sold, which is due to the increased market price of development costs.

Sales and Marketing Expenses. Sales and marketing expenses for continuing operations increased from $0.2 million in 2015 to $0.5 million in 2016 primarily due to the increased commission fee we paid for the sale of green certificates.

General and Administrative Expenses. General and administrative expenses for continuing operations decreased from $7.4 million in 2015 to $6.8 million in 2016, primarily due to our efforts to reduce consulting and professional service fees.

Other Operating Income. We had other operating income for continuing operations of $ 0.9 million for 2015 and $2.5 million for 2016. Our other operating income consisted primarily of gains or losses on disposal of property, plant and equipment. The increase of other operating income for continuing operations in 2016 was primarily due to the disposal gains of the solar power project in Bulgaria in 2016, which was classified as PPE before the disposal.

Interest Income and Expenses. Our interest income for continuing operations decreased from $0.04 million in 2015 to $0.004 million in 2016. Our interest expenses decreased from $2.0 million in 2015 to $1.8 million in 2017, which was mainly due to the decreased borrowings for the solar power project in Bulgaria, which was disposed in 2016 .

Foreign Exchange Gains (Losses). We had a foreign exchange loss for continuing operations of $1.2 million in 2015, compared to a foreign exchange loss of $1.1 million in 2016.

Gains on Repurchase of Convertible Notes. We recorded gains/losses on repurchase of convertible senior notes for continuing operations of $13.7 million and $0.2 million for 2015 and 2016, respectively.

Fair Value Change of Warrant Liability. We recognized a gain from a fair value change of warrant liability for continuing operations of $0.6 million for 2016, compared to a gain of $1.3 million for 2015.

Net Income (Loss). As a result of the foregoing, we had a net gain from continuing operations of $0.09 million in 2016, compared to a net gain of $20.2 million in 2015.

Disposition of Manufacturing Businesses and the LED Distribution Business

In September 2017, we completed a non-cash restructuring following which, among other things, substantially all of the assets and liabilities related to our manufacturing businesses, including polysilicon, solar wafer, solar cell and solar module manufacturing, as well as the LED distribution business were transferred into ReneSola Singapore Pte. Ltd. Upon the closing of this restructuring, all the issued shares of ReneSola Singapore Pte. Ltd were transferred to our chairman and chief executive officer.

As a result of our business restructuring in September 2017, bank borrowings in an aggregate amount in excess of RMB3 billion ($461 million) related to the transferred businesses, or the Bank Borrowings, will no longer be consolidated on our balance sheet as all have been assumed by the buyer, ReneSola Singapore Pte. Ltd. agreed to cancel approximately $217.4 million of accounts and other payable owed by us and we issued 180 million of our shares of no par value per share to ReneSola Singapore Pte. Ltd. Mr. Li, our chairman and chief executive officer, and his spouse have provided personal guarantee for a majority of the Bank Borrowings.

We recognized a gain of $106.3 million because of the disposition.

B.	Liquidity and Capital Resources

Liquidity and Capital Resources

In September 2017, we completed a non-cash restructuring following which, among other things, substantially all of the assets and liabilities related to our manufacturing businesses, including polysilicon, solar wafer, solar cell and solar module manufacturing, as well as the LED distribution business were transferred into ReneSola Singapore Pte. Ltd. Upon the closing of this restructuring, all the issued shares of ReneSola Singapore Pte. Ltd were transferred to our chairman and chief executive officer. As a result, bank borrowings in excess of RMB3 billion ($461 million) related to the transferred businesses will no longer be consolidated on our balance sheet as all have been assumed by the buyer, ReneSola Singapore Pte. Ltd. agreed to cancel approximately $217.4 million of accounts and other payable owed by us and we issued 180 million ordinary shares to ReneSola Singapore Pte. Ltd. As of December 31, 2017, our debt-to-asset ratio, which is total liabilities divided by total assets, was improved and decreased to 73.0% from 93.9% as of December 31, 2016.

As of December 31, 2017, we had positive working capital and income from operations for the year. We believe that our cash and cash equivalents, cash flows from operating activities, including project assets, and continued support from financial institutions, fund investors and financing lease companies, in the form of renewed and additional short-term or long-term financings (including development loans, construction loans and project financings) and equity contribution, will be sufficient to meet our working capital and capital expenditure needs that will arise in 2018 and will be sufficient for the next 12 months from filing of this annual report. We intend to continue to carefully execute our operating plans and manage credit and market risk. However, if our financial results or operating plans change from our current assumptions, our liquidity could be negatively impacted.

The following financial conditions in 2017 have impacted and are expected to continue to impact our liquidity. Significant components of our working capital as of December 31, 2017, were as follows:

•	Our total current assets were $170.1 million, including cash and cash equivalents of $13.4 million.

•	We had current project assets of $76.6 million in our late stage projects under development. Although we believe that we will be able to sell such project assets at a profit, if we are unable to sell these project assets at reasonable prices in the near term, our liquidity may be negatively impacted.

•	Our advances to suppliers, current portion, which are unsecured, was $0.4 million as of December 31, 2017.

•	Our current liabilities as of December 31, 2017 included short-term bank borrowings of $6.6 million, all of which will be due within one year.

Cash generated from operations and external financing and related party credit are our primary sources of operating liquidity, and we believe that cash flows from operations combined with our existing cash and cash equivalents, and facilities currently available, and those expected to be renewed will be sufficient to satisfy our obligations when they become due.

We have performed a review of our cash flow forecast for at least the twelve months following the issuance date of the 20-F. We expect the solar power project business to generate positive cash inflow in the forecasted period. In addition, we plan to continue our financing arrangements, such as renew and enter into new bank borrowings and financing lease and other arrangements and equity contribution to meet the working capital and expenditures requirements.

Based on the above factors, we believe that adequate sources of liquidity exist to fund our working capital and capital expenditures requirements, and to meet our short term debt obligations, other liabilities and commitments as they become due for at least twelve months from the issuance date of the 20-F.

Borrowings

Short-term Borrowings

As of December 31, 2017, we had outstanding short-term borrowings of $6.6 million. We have maintained our level of short-term bank borrowings to meet our working capital requirements for capital expenditures or other corporate uses, and we have not experienced any financial difficulty with respect to any repayment of our borrowings.

Long-term Borrowings and Other Liabilities

As of December 31, 2016 and 2017, we had outstanding long-term borrowings with remaining terms of more than one year of $28.8 million and $32.5 million, respectively. The long-term financing set forth below are the arrangements that we believe are important to our operation and business.

In March 2013, we obtained two four-year term loans from a lender in Korea totaling Korean Won 35.7 billion ($33.4 million) to be repaid in March 2017. In 2017, we extended the maturity date by three years to March 2020. The proceeds from these loans were to be used to finance our PV plant projects in Romania.

The weighted average interest rate for our long-term loans was approximately 5.8% in 2017. Interest rates are fixed for certain portions of the long-term financings, and may be updated according to a predetermined schedule based on the applicable benchmark interest rate. An aggregate of $32.5 million of our outstanding long-term loans and other liabilities are expected to mature in 2020.

Our long-term financing arrangements contain restrictive covenants, including requirements obliging the borrowers to (i) obtain lender’s prior approval before entering into any transaction over certain amount after the completion of the construction and commencement of operation of the relevant project assets, (ii) obtain lender’s prior consent before opening any bank account other than the existing bank account with the lender, and (iii) upon lender’s request, ensure that at least one director designated by the lender be appointed as a director of the operating entity of the relevant project assets and/or the borrower. In addition, we are required to comply with certain financial ratios, such as debt-service coverage ratio and loan life coverage ratio. As of December 31, 2017, we were in compliance with all debt covenants under our outstanding long-term financings. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Restrictive covenants and undertakings under our project financing arrangements and loan arrangements may limit the manner in which we operate and an event of default under the loan may adversely affect our operations.”

Guarantees

As of December 31, 2016, long-term borrowings of $28,835,700 was joint guaranteed by two subsidiaries of the Company.

As of December 31, 2017, short-term borrowings of $6,605,894 and long-term borrowings of $ 32,513,900 were joint guaranteed by the Company and its two subsidiaries. The short-term borrowings of $6,605,894 were also secured by all the shares or ownership interests of the borrower, and project assets owned with carrying value equivalent to 130% of the principal.

Issuance of Securities

In connection with our business restructuring in September 2017, we issued 180 million ordinary shares with a fair value of approximately $42.5 million to ReneSola Singapore Pte. Ltd., a former subsidiary prior to the business restructuring. We also issued shares under our share incentive plan.

Other than those mentioned above, in 2015, 2016 and 2017, we did not issue any other securities.

Cash Flows and Working Capital

In September 2017, we completed a non-cash restructuring to dispose of substantially all of the assets and liabilities related to our manufacturing businesses, including polysilicon, solar wafer, solar cell and solar module manufacturing, as well as the LED distribution business. This resulted in an improvement in working capital.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2015	2016	2017
	(in thousands)

Net cash (used in) provided by operating activities from continuing operations	$39,035	$(24,007)	$(46,684)
Net cash (used in) provided by operating activities from discontinued operations	(36,825)	51,541	65,114
Net cash provided by operating activities	2,210	27,534	18,430
Net cash (used in) provided by investing activities from continuing operation	(4,406)	3,191	(79,939)
Net cash (used in) provided by investing activities from discontinued operation	(35,621)	38,969	(76,415)
Net cash (used in) provided by provided investing activities	(40,027)	42,160	(156,354)
Net cash (used in) provided by financing activities from continuing operation	(55,787)	(28,553)	52,898
Net cash (used in) provided by financing activities from discontinued operation	44,629	(33,821)	49,506
Net cash (used in) provided by financing activities	(11,158)	(62,374)	102,404
Effect of exchange rate changes	(12,827)	(8,029)	11,613
Net decrease in cash and cash equivalents	(61,802)	(709)	(23,907)
Cash and cash equivalents at the beginning of the year	99,847	38,045	37,336
Cash and cash equivalents at the end of the year	$38,045	$37,336	$13,429

Operating Activities

Net cash provided by operating activities in 2017 was $18.4 million, among which net cash used in operating activities from continuing operations was $46.7 million and net cash provided by operating activities from discontinued operation was $65.1 million. $46.7 million net cash used in operating activities from continuing operations primarily resulted from (i) net income from continuing operations of $3.2 million; (ii) depreciation of $4.5 million; (iii) share-based compensation of $0.9 million; (iv) increase in working capital of $55.3 million.

Net cash provided by operating activities in 2016 was $27.5 million, among which net cash used in operating activities from continuing operations was $24.0 million and net cash provided by operating activities from discontinued operation was $51.5 million. $24.0 million net cash used in operating activities from continuing operations primarily resulted from (i) net income from continuing operations of $0.09 million; (ii) depreciation of $2.4 million; (iii) increase in working capital of $23.8 million, partially offset by gains on disposal of solar project of $2.5 million.

Net cash provided by operating activities in 2015 was $2.2 million, among which net cash provided by operating activities from continuing operations was $39.0 million and net cash used in operating activities from discontinued operation was $36.8 million. $39.0 million net cash provided by operating activities from continuing operations primarily resulted from (i) net income from continuing operations of $20.2 million (ii) depreciation of $3.5 million; (iii) loss on derivatives of $8.0 million; (iv) decrease in working capital of $20.1 million, partially offset by (i) gains on on repurchase of convertible notes of $13.7 million.

Investing Activities

Net cash used in investing activities in 2017 was $156.4 million comprising of (i) purchase of property, plant and equipment of $80.3 million and (ii) lending to related parties of $1.6 million and (iii) net cash used in investing activities from discontinued operations of $76.4 million, partially offset by collection of lending to related parties of $0.2 million.

Net cash provided by investing activities in 2016 was $42.2 million, primarily resulting from (i) proceeds from disposal of solar project of $3.2 million and (ii) net cash provided by investing activities from discontinued operations of $39.0 million.

Net cash used in investing activities in 2015 was $40.0 million, primarily due to (i) net cash paid on settlement of derivatives of $6.3 million and (ii) net cash used in investing activities from discontinued operations of $35.6 million, partially offset by changes in restricted cash of $1.9 million.

Financing Activities

Net cash provided by financing activities in 2017 was $102.4 million, primarily comprising of (i) proceed from bank borrowings of $6.1 million; (ii) borrowing from related parties of $11.3 million; (iii) proceeds from failed sale-lease back agreements of $38.7 million and (iv) net cash provided by financing activities from discontinued operation of $49.5 million, partially offset by (i) repayment of borrowings from related parties of $2.0 million and (ii) repayment of capital lease obligation and failed sale-lease back financing of $1.2 million.

Net cash used in financing activities in 2016 was $62.4 million, primarily due to (i) repurchase of convertible notes of $25.9 million; (ii) repayment of bank borrowings of $1.1 million; (iii) cash paid for common shares repurchase of $1.5 million and (iv) cash used in financing activities from discontinued operations of $33.8 million.

Net cash used in financing activities in 2015 was $11.2 million, primarily due to (i) repurchase of convertible notes of $54.4 million; (ii) repayment of bank borrowings of $1.2 million; (iii) cash paid for common shares repurchase of $0.8 million, partially offset by (i) proceeds from exercise of stock options of $0.6 million and (ii) net cash provided by financing activities from discontinued operation of $44.6 million.

As of December 31, 2016, our working capital deficit was $396.9 million. As of December 31, 2017, our working capital was $24.9 million.

We have taken, and are continuing to take, the following measures to manage our liquidity: (i) closely monitoring and managing our working capital, which may involve seeking extended payment terms from our suppliers, strengthening accounts receivable collection efforts, implementing more stringent inventory management procedures and considering liquidation of accounts receivable by discounting banknotes with the relevant financial institutions, as needed, to maintain sufficient cash flows from operations to meet our liquidity requirements; and (ii) obtaining additional debt facilities in order to fund working capital needs, as necessary.

We believe that our cash and cash equivalents, anticipated cash flows from our operations, including project assets, and continued support from financial institutions, fund investors and financing lease companies, in the form of renewed and additional short-term or long-term financings (including development loans, construction loans and project financings), will be sufficient to meet our anticipated cash needs for the foreseeable future based on current capital expenditure and operation plans. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions by us. If this were to occur, we may seek to make additional securities offerings or borrowings.

Restrictions on Cash Dividends

For a discussion on the ability of our subsidiaries to transfer funds to our company, and the impact this has on our ability to meet our cash obligations, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ability to make distributions and other payments to our shareholders depends to a significant extent upon the distribution of earnings and other payment made by our subsidiaries” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Under the Enterprise Income Tax Law, dividends payable by us and gains on the disposition of our shares or ADSs could be subject to PRC taxation.”

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606),” a new standard on revenue which will supersede the revenue recognition requirements in ASC 605. In August 2015, the FASB issued ASU No. 2015-14, “Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date,” which delays the effective date of ASU 2014-09 by one year. The FASB also agreed to allow entities to choose to adopt the standard as of the original effective date. In March 2016, the FASB issued ASU No. 2016-08, “Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net),” which clarifies the implementation guidance on principal versus agent considerations. Further, in 2016, the FASB issued five amendments to the new standard. The new standard, as amended, sets forth a single comprehensive model for recognizing and reporting revenues. The new guidance requires us to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new guidance requires us to apply the following steps: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when, or as, we satisfy a performance obligation. The standard also requires additional financial statement disclosures that will enable users to understand the nature, amount, timing and uncertainty of revenues and cash flows relating to customer contracts. The standard is effective for public companies for fiscal years, and interim periods within those years, beginning on or after December 31, 2017. Early adoption is permitted but not before periods beginning on or after January 1, 2017. We expect to adopt the standard starting January 1, 2018. The standard allows for two methods of adoption: the full retrospective adoption, which requires the standard to be applied to each prior period presented, or the modified retrospective adoption, which requires the cumulative effect of adoption to be recognized as an adjustment to opening retained earnings in the period of adoption. We anticipate adopting the standard using the modified retrospective method.

We expect this adoption to primarily affect certain solar power project sales arrangements currently accounted for under ASC 360-20, which requires us to evaluate whether such arrangements have any forms of continuing involvement that may affect the revenue or profit recognition of the transactions, including arrangements with prohibited forms of continuing involvement requiring us to reduce the potential profit on a project sale by the maximum exposure to loss, variable considerations for energy performance guarantees, minimum electricity end subscription commitments for sales of project asset rights . We are in the process of identifying and evaluating all of its contracts with customers, and comparing the requirements of the new standard with its current accounting policies. This includes an analysis of, among other things: the timing of revenue recognition, the allocation of value for performance obligations that might be bundled within contractual arrangements, and the method of recording revenue on a gross vs. net basis. Further, we are evaluating whether any revenue-related costs for commissions, customer acquisition or similar costs, variable considerations would be affected by the new standard. We are also evaluating the impact of the additional required disclosure, including disaggregation of revenue, under the new standard. With the analysis performed to date, we anticipate that ASU 2014-09, which supersedes the real estate sales guidance under ASC 360-20, will not result in material earlier recognition of revenue and profit. In addition, we expect revenue recognition for other sales arrangements, to remain materially consistent with the current practice.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments-Overall (Subtopic 825-10)-Recognition and Measurement of Financial Assets and Financial Liabilities. ASU 2016-01 changes how entities measure certain equity investments and present changes in the fair value of financial liabilities measured under the fair value option that are attributable to their own credit. The guidance also changes certain disclosure requirements and other aspects of current U.S. GAAP. Further, in March 2018, the FASB issued ASU 2018-03 “Technical Corrections and Improvements to Financial Instruments — Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities,” which provides further guidance on adjustments for observable transaction for equity securities without a readily determinable fair value and clarification on fair value option for liabilities instruments. ASU 2016-01 is effective for fiscal years and interim periods within those years beginning after December 15, 2017, and certain provisions of the guidance may be early adopted. We do not expect the adoption of ASU 2016-01 and 2018-03 to have a significant impact on our consolidated financial statements and associated disclosures.

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

In March, 2016, the FASB issued Accounting Standards Update No. 2016-09 (ASU 2016-09), “Compensation – Stock Compensation (Topic 718)”, which simplifies several aspects of the accounting for employee share-based payment transactions for both public and nonpublic entities, including the accounting for income taxes, forfeitures, and statutory tax withholding requirements, as well as classification in the statement of cash flows. The ASU is effective for annual periods beginning after December 15, 2016 and early adopt is permitted. We have adopted the standard in the first quarter of 2017 and assessed that there’s no material impact of the standard on our consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326), to provide financial statement users with more useful information about expected credit losses. ASU 2016-13 also changes how entities measure credit losses on financial instruments and the timing of when such losses are recorded. ASU 2016-13 is effective for fiscal years and interim periods within those years beginning after December 15, 2019, and early adoption is permitted for periods beginning after December 15, 2018. We are currently evaluating the impact ASU 2016-13 will have on our consolidated financial statements and associated disclosures.

In August, 2016, the FASB issued Accounting Standards Update No. 2016-15 (ASU 2016-15), “Statement of Cash Flows”. The new guidance is intended to reduce the diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The ASU is effective for public companies for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including interim periods within those fiscal years. An entity that elects early adoption must adopt all of the amendments in the same period. The guidance requires application using a retrospective transition method. We do not expect the adoption of ASU 2016-15 to have a significant impact on our consolidated financial statements and associated disclosures.

In October 2016, the FASB issued Accounting Standards Update No. 2016-16 (ASU 2016-16), “Income Taxes (Topic 740), Intra-Entity Transfers of Assets Other Than Inventory”. The new guidance requires that entities recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs, rather than when the asset is sold to an outside party. The guidance is effective for annual reporting periods beginning after December 15, 2017, including interim periods within those annual reporting periods. Early adoption is permitted as of the beginning of an annual reporting period (as of the first interim period if an entity issues interim financial statements). The new guidance requires adoption on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption. We do not expect the adoption of ASU 2016-16 to have a significant impact on our consolidated financial statements and associated disclosures.

In November, 2016, the FASB issued Accounting Standards Update No. 2016-18 (ASU 2016-18), “Statement of Cash Flows”, which amends ASC 230 to add or clarify guidance on the classification and presentation of restricted cash in the statement of cash flows. The ASU is effective for annual and interim periods beginning after December 15, 2017 and early adoption is permitted. We do not expect the adoption of ASU 2016-18 to have a significant impact on our consolidated financial statements and associated disclosures.

In January 2017, the FASB issued ASU No. 2017-01, “Business Combinations (Topic 805): Clarifying the Definition of a Business” (“ASU 2017-01”), which clarifies the definition of a business to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. The standard introduces a screen for determining when assets acquired are not a business and clarifies that a business must include, at a minimum, an input and a substantive process that contribute to an output to be considered a business. The ASU is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. We have adopted ASU 2017-01 in the current year and the adoption had no material impact on our consolidated financial statements.

In August 2017, the Financial Accounting Standard Board (“FASB”) issued ASU 2017-12, Derivatives and Hedging (Topic 815) – Targeted Improvements to Accounting for Hedging Activities, to simplify certain aspects of hedge accounting for both non-financial and financial risks and better align the recognition and measurement of hedge results with an entity’s risk management activities. ASU 2017-12 also amends certain presentation and disclosure requirements for hedging activities and changes how an entity assesses hedge effectiveness. ASU 2017-12 is effective for fiscal years and interim periods within those years beginning after December 15, 2018, and early adoption is permitted. We are currently evaluating the impact ASU 2017-12 will have on our consolidated financial statements and associated disclosures.

In February 2018, the Financial Accounting Standard Board (“FASB”) issued ASU 2018-02, Income Statement – Reporting Comprehensive Income (Topic 220) – Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income, to allow entities to reclassify the income tax effects of the Tax Act on items within accumulated other comprehensive income to retained earnings. ASU 2018-02 is effective for fiscal years and interim periods within those years beginning after December 15, 2018, and early adoption is permitted. We are currently evaluating the impact ASU 2018-02 will have on our consolidated financial statements and associated disclosures.

C.	Intellectual Property

We rely primarily on trade secrets, employee contractual protections and other contractual restrictions to establish and protect our intellectual properties and proprietary rights. All of our personnel have entered into confidentiality agreements with us. These agreements address intellectual property protection issues and require our employees to assign to us all of the inventions, designs and technologies that they develop when utilizing our resources or when performing their employment-related duties. See “Item 3. Key Information⸻D. Risks Factors⸻Risks Related to Our Business⸻Our failure to protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights may be costly.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2017 to December 31, 2017 that are reasonably likely to have a material adverse effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial conditions.

E.	Off-balance Sheet Arrangements

As of December 31, 2017, we did not have any off-balance sheet arrangements that had or were reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2017:

	Payments Due by Period
Contractual Obligations	Total	less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Short-term borrowings	$6,606	$6,606	$-	$-	$-
Long-term borrowings	32,514	-	32,514	-	-
Operating leases	38,571	1,000	2,866	2,689	32,016
Failed sale-lease back and Capital lease liabilities	67,505	-	17,304	21,124	29,077
Total	$145,196	$7,606	$52,684	$23,813	$61,093

For information relating to our long-term loans, including their maturity profiles and provisions that accelerate repayment obligations, see “—B. Liquidity and Capital Resources.”

Other than the contractual obligations and commercial commitments set forth above, we did not have any long-term debt obligations, finance lease obligations, operating lease obligations, purchase obligations or other long-term liabilities as of December 31, 2017.

G.	Safe Harbor

We make “forward-looking statements” under the “safe harbor” provision under Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Whenever you read a statement that is not simply a statement of historical fact (such as when we describe what we “believe,” “expect” or “anticipate” will occur, what “will” or “could” happen, and other similar statements), you must remember that our expectations may not be correct, even though we believe that they are reasonable. We do not guarantee that the transactions and events described in this annual report will happen as described or that they will happen at all. You should read this annual report completely and with the understanding that actual future results may be materially different from what we expect. The forward-looking statements made in this annual report relate only to events as of the date on which the statements are made. We undertake no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though our situation will change in the future.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Xianshou Li	49	Chairman and Chief Executive Officer
Martin Bloom	66	Independent Director
Tan Wee Seng	62	Independent Director
Julia Xu	46	Independent Director
Weiguo Zhou	44	Director and Interim Chief Financial Officer
Doran Hole	49	Chief Executive Officer of North America and Group Vice President of Strategy
Josef Kastner	54	Vice President Projects Europe
Shelley Xu	32	Vice President of the Greater China Region

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

Mr. Martin Bloom has been an independent director since July 2006 and is currently the chairman of the compensation committee and a member of the audit committee. Mr. Bloom served as the chairman of the board between September 2006 and March 2016. In addition, he has been a member of board of directors of LB-Shell plc., formerly known as Intelligent Energy, a British fuel cell company, since June 2012, served as the group chief executive officer from June 2016 to December 2017, and served as the chairman of its nomination committee and a member of its audit committee and remuneration committee from 2014 to June 2016.  Mr. Bloom has been the chairman of the board of directors of MayAir Group, a Malaysian air purification company listed on the London AIM, since May 2015 and chairman of its remuneration committee and a member of its audit committee since May 2015. He was a member of the board of directors of Green & Smart, a Malaysian biogas producer listed on the London AIM, and chairman of its audit committee from May 2016 to September 2017. Mr. Bloom was a member of the board of directors of Starcom plc, an asset tracking company listed on London AIM, and the chairman of its audit committee from January 2013 to October 2015. Mr. Bloom has almost 40 years of experience in strategic partnering, technology commercialization and business strategy. He has built businesses in the United States, Europe and Asia. In 2005, Mr. Bloom was appointed to serve as the UK chairman of the China-UK Venture Capital Joint Working Group, launched by the then-Chancellor of the United Kingdom, Gordon Brown, in February 2005, to foster collaboration between the venture capital and private equity industries in China and the United Kingdom. Mr. Bloom worked at Coopers & Lybrand (now PricewaterhouseCoopers) from 1996 to 1997 and was the project manager of a series of technology transfer schemes between the United Kingdom and Japan on behalf of the Department of Trade & Industry of the United Kingdom from 1992 to 1997. Mr. Bloom worked as a corporate strategist at Unilever between 1973 and 1981. Mr. Bloom has a bachelor’s degree with honors in economics from the University of Southampton and a master’s degree in the history of science jointly from Imperial College and University College, London.

Mr. Tan Wee Seng has been an independent director since April 2009. Mr. Tan is currently the chairman of the audit committee and a member of nominating and corporate governance committee. In addition, Mr. Tan is an independent non-executive director and chairman of audit committee of Xtep International Holdings Limited, an independent non-executive director and chairman of audit committee of Sa Sa International Holdings Limited, an independent non-executive director and the chairman of the remuneration committee and a member of the audit committee of Biostime International Holdings Limited, an independent non-executive director and the chairman of the audit committee of CIFI Holdings (Group) Co. Ltd., and an independent non-executive director and the chairman of the audit committee and a member of the strategy and investment committee of Sinopharm Group Company Limited, all of which are listed on the Main Board of Hong Kong Stock Exchange, as well as a director and the chairman of the finance & operation committee of Beijing City International School, an academic institution in Beijing. Mr. Tan has been an independent director for 7 Days Group Holdings Limited listed on the NYSE from November 2009 until it was taken private in July 2013, and he was the chairman of the special committee for privatization from October 2012 to July 2013. Mr. Tan has over 30 years of experience in financial management, corporate finance, merger and acquisition, business management and strategy development. He has also held various management and senior management positions in a number of multinational corporations and China corporations. From 2003 to 2008, he was an executive director, the chief financial officer and the company secretary of Li Ning Company Limited, a company listed on the Main Board of Hong Kong Stock Exchange. From 1999 to 2002, he was the senior vice president of Reuters for China, Mongolia and North Korea regions, and the chief representative of Reuters in China. Prior to that, he served as the managing director of AFE Computer Services Limited, a Reuters subsidiary in Hong Kong mainly engaged in domestic equity and financial information services, a director of Infocast Pty Limited which was a Reuters subsidiary in Australia, and the regional finance manager of Reuters East Asia. Mr. Tan is a professional accountant and a fellow member of the Chartered Institute of Management Accountants in the United Kingdom, and the Hong Kong Institute of Directors.

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

Executive Officers

Mr. Weiguo Zhou has been our director and interim chief financial officer since March 2018. Mr. Zhou is also a member of compensation committee and nominating and corporate governance committee. Mr. Zhou was our independent director from March 2016 to March 2018. Mr. Zhou has been serving as the managing partner of Shanghai Mountain River Investment Management Limited since July 2015 and the managing partner of Silicon Valley Investment Management Partners, a China-based partnership specializing in investment in information technology and renewable energy area since June 2013. In addition, Mr. Zhou was a partner of Vangoo Capital Partners, a venture capital firm specializing in investment in early to pre-IPO stage China-based companies, between April 2012 and June 2013. Mr. Zhou has extensive capital markets experience in Asia and held various senior positions in major investment banks, including executive director at Goldman Sachs Gaohua Beijing, Vice President at Credit Suisse Beijing and Hong Kong, between August 2007 and April 2012. Prior to that, Mr. Zhou worked at Deutsche Bank’s Tokyo and Hong Kong offices for more than seven years. Mr. Zhou obtained his bachelor’s degree in economics (major in accounting) from University of Tokyo in 2000.

Mr. Doran Hole has been our chief executive officer of North America and group vice president of strategy since November 2017. Mr. Hole joined us in December 2016 as chief financial officer of ReneSola Power Holdings LLC. He brought over 20 years of experience across the capital markets with a focus on renewable energy. Prior to joining us, Mr. Hole founded an independent financial consultancy practice company, Coast to Coast Advisors, LLC, to assist investors, lenders and developers with financing and asset sales from April 2016 to December 2016, served as a chief financial officer in Pristine Sun, LLC, a solar development company, from November 2015 to April 2016 and served as a director at Deutsche Bank AG from April 2007 to October 2015. Mr. Hole also held positions at other multiple institutions such as ING and Macquarie. Mr. Hole is a chartered financial analyst charter holder and certified public accountant. Mr. Hole received his bachelor’s degree in business administration from University of Texas at Austin.

Mr Josef Kastner has been our Vice President Projects Europe since September 2017. Mr. Kastner joined us in 2014, leading the EPC team in Europe. During Mr. Kastner’s employment in us, Mr. Kastner started to develop our solar business in Poland in 2015, turning us into the most successful solar company in the Polish market, led the team winning a 116 MW pipeline in Turkey in 2016, which is the largest portfolio of unlicensed projects in Turkey, launched the development ground-mounted solar projects in France in 2017, launched business in Hungary in Sept 2017 and started with construction of first plants in March 2018. Prior to joining us, Mr. Kastner was the chief executive officer of Alpine Green Energia, mainly responsible for EPC service in renewable energy projects. Mr. Kastner holds a degree in civil engineering from Technical University of Vienna.

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

B.	Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2017, an aggregate of approximately $1.4 million in cash was paid to our executive officers and directors. In 2017, we set aside or accrued a total amount of $0.2 million to provide pension, retirement or similar benefits.

Share Incentive Plan

Our board of directors adopted our 2007 share incentive plan in September 2007, which was amended in January 2009, August 2010, August 2012 and August 2016, to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentive to employees, directors and consultants and promote the success of our business. We have reserved 12,500,000 shares for issuance under our 2007 share incentive plan. As of February 28, 2018, we had an outstanding awards of 5,966,000 shares, excluding awards forfeited pursuant to the terms of our 2007 share incentive plan and the exercised options, and 2,990,100 shares available for future grants.

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

Termination of Plan. Unless terminated earlier, our 2007 share incentive plan, as amended and restated on January 21, 2009, August 20, 2010, August 8, 2012 and August 29, 2016, will expire on the tenth anniversary of August 29, 2016, its latest effective date. Our board of directors has the authority to amend or terminate our 2007 share incentive plan subject to shareholders’ approval to the extent necessary to comply with applicable laws and regulations. However, no such action shall adversely affect in any material way any award previously granted without the prior written consent of the recipient.

Share Options

As of February 28, 2018, we had outstanding options to purchase 5,826,000 shares.

The following paragraphs describe the principal terms of our options.

Option Agreement. Options granted under our 2007 share incentive plan are evidenced by an option agreement that contains, among other things, provisions concerning exercisability and forfeiture upon termination of employment arrangement, as determined by our board.

Vesting Schedule. At the time of grant, we specify the date or dates on which the options can be vested and exercisable, and may specify such conditions to exercise as we deem appropriate.

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

On August 8, 2012, our board of directors approved an adjustment to the exercise price of options to purchase an aggregate amount of 5,386,600 shares, previously granted under our 2007 share incentive plan, to a new exercise price of $7.35 per ADS (or $1.47 per ADS prior to the ADS Ratio Change). In addition, on December 31, 2013, our board of directors authorized our chief executive officer to determine the option grant date and exercise price under the 2007 share incentive plan. As a result, the exercise price of certain options granted between August 8, 2012 and December 31, 2013 to purchase an aggregate amount of 950,000 shares were adjusted to $7.35 per ADS. The exercise price of our options in the amount of 2,590,000 shares to be granted on or after January 1, 2014 was set at $7.35 per ADS. The following table summarizes, as of February 28, 2018, the outstanding options, excluding options forfeited pursuant to the terms of our 2007 share incentive plan and the options that were exercised on or prior to February 28, 2018, that we granted to our directors and officers and to other individuals as a group under our 2007 share incentive plan.

Name	Shares Underlying Outstanding Options	Exercise Price ($/Share)	Grant Date	Expiration Date
Xianshou Li	580,000	$0.735	June 21, 2010	June 21, 2019
	670,000	$0.735	August 24, 2010	August 24, 2019
	1,250,000	$0.735	August 24, 2016	August 24, 2021
Martin Bloom	*	$0.735	August 8, 2012	August 8, 2019
Tan Wee Seng	*	$0.735	August 8, 2012	August 8, 2019
Julia Xu	*	$0.735	March 8, 2016	March 8, 2021
Weiguo Zhou	*	$0.735	March 8, 2016	March 8, 2021
Doran Hole	*	$0.353	November 30, 2017	November 30, 2020
Josef Kastner	⸺	⸺	⸺	⸺
Shelley Xu	*	$0.266	January 1, 2018	January 1, 2021
All directors and executive officers as a group	3,500,000

Name	Shares Underlying Outstanding Options	Exercise Price ($/Share)	Grant Date	Expiration Date
Other individuals as a group	100,000	$0.735	November 30, 2007	November 30, 2019
	250,000	$0.735	March 19, 2012	March 19, 2019
	240,000	$0.735	June 18, 2012	June 18, 2017
	370,000	$0.735	September 17, 2012	September 17, 2019
	550,000	$0.735	January 1, 2014	January 1, 2019
	25,000	$0.735	June 30, 2014	June 30, 2019
	100,000	$0.735	September 30, 2014	September 30, 2019
	250,000	$0.735	June 30, 2015	June 30, 2020
	201,000	$0.735	December 31, 2015	December 31, 2020
	90,000	$0.735	April 1, 2016	April 1, 2021
	50,000	$0.735	September 30, 2016	September 30, 2021
	100,000	$0.266	January 1, 2018	January 1, 2021

*	The options to purchase shares in aggregate held by each of these directors and executive officers represent less than 1% of the total number of our shares outstanding as of February 28, 2018.

Restricted Share Units

As of February 28, 2018, we had 140,000 restricted shares units outstanding.

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

Compensation Committee. Our compensation committee consists of Mr. Martin Bloom, Ms. Julia Xu and Mr. Weiguo Zhou. Mr. Martin Bloom is currently the chairman of the compensation committee. Mr. Martin Bloom and Ms. Julia Xu all satisfy the independence requirements of the NYSE Listing Rules and SEC regulations. The compensation committee discharges the responsibility of the board of reviewing and approving the compensation structure, including all forms of compensation relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Ms. Julia Xu, Mr. Tan Wee Seng and Mr. Weiguo Zhou. Ms. Julia Xu is currently the chairman of the nominating and corporate governance committee. Ms. Julia Xu and Mr. Tan Wee Seng all satisfy the independence requirements of the NYSE Listing Rules and SEC regulations. The corporate governance and nominating committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

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

Special Committee. Our board of directors received a preliminary non-binding proposal letter dated June 13, 2017 from Mr. Xianshou Li, our chairman and chief executive officer, to acquire our manufacturing businesses, including polysilicon, solar wafer and solar module manufacturing, as well as the LED distribution business and assume related indebtedness. Our board of directors formed a special committee consisting of Mr. Martin Bloom, Mr. Tan Wee Seng, Ms. Julia Xu and Mr. Weiguo Zhou, each an independent director, on June 13, 2017 to evaluate, negotiate and make recommendations with respect to the proposal and other potential strategic alternative transactions. The special committee was dismissed after the completion of this transaction in September 2017.

During 2017, our special committee met eight times.

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

Terms of Directors and Officers

Our officers are appointed by and serve at the discretion of the board of directors. At each annual general meeting, one-third of our directors then existing, or if their number is not a multiple of three, then the number nearest to and not exceeding one-third, will be subject to re-election. The directors to retire by rotation shall be those who are longest in office since their election, or by lot should they be of the same seniority. Mr. Tan Wee Seng was re-elected at 2017 annual general meeting. On the assumption that no other director wishes to retire from office at the annual general meetings, Mr. Martin Bloom will be subject to re-election at 2018 annual general meeting; Mr. Xianshou Li will be subject to re-election at 2019 annual general meeting; Ms. Julia Xu will be subject to re-election at 2020 annual general meeting; Mr. Weiguo Zhou will be subject to re-election at the 2021 annual general meeting; and Mr. Tan Wee Seng will be subject to re-election at the 2022 annual general meeting. We have not entered into any service contracts with the directors providing them with severance benefits upon termination of their terms with us.

Our directors have entered into appointment contracts with us and we are not aware any terms which provide for benefits upon termination of appointment, or any appropriate negative statement.

D.	Employees

We had 5,438 and 4,914 full-time employees including the employees of the discontinued business as of December 31, 2015 and 2016, respectively. As of December 31, 2017, we had 314 full-time employees, including 100 in management and supporting, 74 in project development, 89 in technical and operation and 51 in operations and maintenance. Substantially most of these employees are located in China with a small portion of employees based in the United States, Canada, Turkey, Poland, and the United Kingdom, and other countries. We consider our relations with our employees to be good.

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our shares as of February 28, 2018 by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our shares.

Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act, and includes voting or investment power with respect to the securities.

	Shares Beneficially Owned
	Number	%(1)
Directors and Executive Officers:
Xianshou Li(2)	230,765,109	60.3%
Martin Bloom	*	*
Tan Wee Seng	*	*
Julia Xu	*	*
Weiguo Zhou	*	*
Doran Hole	⸺	⸺
Josef Kastner	⸺	⸺
Shelley Xu	*	*
All Directors and Executive Officers as a Group	231,295,109	60.3%

Principal Shareholders:
ReneSola Singapore Pte Ltd.(3)	180,000,000	47.3%
Champion Era Enterprises Limited(4)	33,501,799	8.8%

*	Less than 1% of the total number of our shares outstanding as of February 28, 2018.

(1)	Percentage of beneficial ownership of each listed person is based on 380,678,902 shares outstanding (excluding number of shares reserved for future exercise or vest of our awards under our share incentive plan) as of February 28, 2018, as well as the shares that such person has the right to acquire by option or other agreement within 60 days after February 28, 2018.

(2)	Consists of 33,501,799 shares held by 180,000,000 shares held by ReneSola Singapore Pte Ltd., Champion Era Enterprises Limited, or Champion, 13,053,614 shares held by Assets Train Limited, or Assets Train, 1,135,096 shares held by Dynasty Time Limited, or Dynasty, 1,750,000 shares issuable upon exercise of options held by Mr. Li, within 60 days after February 28, 2018, 974,600 shares held by Ms. Xiahe Lian, the wife of Mr. Li, and 350,000 shares issuable upon exercise of options held by Ms. Xiahe Lian within 60 days after February 28, 2018. Descriptions of Mr. Li’s relationship with ReneSola Singapore Pte Ltd. and Champion are set forth in the notes (3) and (4) below and Mr. Li’s relationships with Dynasty and Assets Train are set forth as follows: Dynasty beneficially holds 3,622,471 of our shares. Dynasty is a company incorporated in the British Virgin Islands and its sole shareholder is Direct Manage Holdings Limited. Direct Manage Holdings Limited is a company incorporated in the British Virgin Islands and wholly owned by the DXJ Family Trust, of which Mr. Xiangjun Dong is the settlor and to which Mr. Dong has administration, voting and management power. The trustee of the DXJ Family Trust is HSBC International Trustee Limited. Dynasty has entered into an irrevocable voting agreement with Mr. Li and Mr. Wu with respect to our shares held by Dynasty. Assets Train beneficially holds 13,053,614of our shares. Assets Train is a company incorporated in the British Virgin Islands and its sole shareholder is Apex Level Limited. Apex Level Limited is a company incorporated in the British Virgin Islands and wholly owned by the LZM Family Trust, of which Mr. Zhengmin Lian is the settlor and to which Mr. Lian has administration, voting and management power. The trustee of the LZM Family Trust is HSBC International Trustee Limited. Assets Train has entered into an irrevocable voting agreement in respect to its entire holding of 13,053,614 shares with Mr. Li. Mr. Li holds sole voting power of 180,000,000 shares held by ReneSola Singapore Pte Ltd. and 33,501,799 shares held by Champion. Mr. Li also holds shared voting power of 13,053,614 shares held by Assets Train and 1,135,096 shares held by Dynasty pursuant to irrevocable voting agreements. Mr. Li’s business address is No. 8 Baoqun Road, Yaozhuang Industrial Park, Jiashan County, Zhejiang Province, PRC.

(3)	ReneSola Singapore Pte Ltd. is an exempt private company limited by shares incorporated with limited liability under the laws of Singapore and is wholly-owned by Mr. Xianshou Li, our chairman and chief executive officer. The address for ReneSola Singapore Pte Ltd. is located at 1 CleanTech Loop, #02-28 CleanTech One, Singapore (637141).

(4)	Champion is a company incorporated in the British Virgin Islands and its sole shareholder is Chain Path Limited. Chain Path Limited is a company incorporated in the British Virgin Islands and wholly owned by the LXS Family Trust, of which Mr. Li is the settlor and to which Mr. Li has all administration, voting and management power. The trustee of the LXS Family Trust is HSBC International Trustee Limited. The address for Champion is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

Our ADSs are traded on the NYSE and brokers or other nominees may hold ADSs in “street name” for customers who are the beneficial owners of the ADSs. As a result, we may not be aware of each person or group of affiliated persons who beneficially own more than 5.0% of our common stock.

As of February 28, 2018, the number of our shares issued and outstanding was 381,027,002, among which 348,100 shares represented by 34,810 ADSs were held by the depositary for the ADSs for future exercise or vest of our awards under our 2007 share incentive plan. As of February 28, 2018, 160,948,775 of our shares were held as ADSs by the depositary for the ADSs. Other than the depositary, we had no record shareholders in the United States as of February 28, 2018.

None of our shareholders had different voting rights from other shareholders as of the date of this annual report. We are currently not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

For certain information as of February 28, 2018 concerning the outstanding awards we have granted to our directors and executive officers individually pursuant to our share incentive plan, see “Item 6. Directors, Senior Management and Employees⸺B. Compensation⸺Compensation of Directors and Executive Officers⸺Share Incentive Plan.” We are not aware of arrangements for involving the employees in the capital of the company, including any arrangement that involves the issue or grant of options or shares or securities of the company other than those described under “Item 6. Directors, Senior Management and Employees⸺B. Compensation⸺Compensation of Directors and Executive Officers⸺Share Incentive Plan.”.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Transaction with our Chief Executive Officer and ReneSola Singapore Pte. Ltd.

Our board of directors received a preliminary non-binding proposal letter dated June 13, 2017 from Mr. Xianshou Li, our chairman and chief executive officer, to acquire our manufacturing businesses, including polysilicon, solar wafer and solar module manufacturing, as well as the LED distribution business and assume related indebtedness.

In September 2017, we entered into a share purchase and subscription agreement with ReneSola Singpaore Pte. Ltd., a former subsidiary, and Mr. Xianshou Li, our chairman and chief executive officer. Pursuant to the agreement, we effected a non-cash restructuring following which, among other things, substantially all of the assets and liabilities related to our manufacturing businesses, including polysilicon, solar wafer, solar cell and solar module manufacturing, as well as the LED distribution business were transferred into ReneSola Singapore Pte. Ltd. Upon the closing of this restructuring, all the issued shares of ReneSola Singapore Pte. Ltd were transferred to Mr. Li.

As a result, bank borrowings in an aggregate amount in excess of RMB3 billion ($461 million) related to the transferred businesses, or the Bank Borrowings, will no longer be consolidated on our balance sheet as all have been assumed by the buyer, ReneSola Singapore Pte. Ltd. agreed to cancel approximately $217.3 million of accounts and other payable owed by us and we issued 180 million ordinary shares to ReneSola Singapore Pte. Ltd. Mr. Li and his spouse have provided personal guarantee for a majority of the Bank Borrowings. In addition, under the agreement, for a period of 10 years following the closing, ReneSola Singapore Pte. Ltd. agreed to offer us a preferential right to acquire any products of ReneSola Singapore Pte. Ltd., including any polysilicon, solar wafers, solar cells or solar modules, on the same terms as such products are offered to any third party. After the restructuring, we have transformed into a solar project developer and operator, a pure downstream player with robust pipeline projects around the world. As of December 31, 2017, our debt-to-asset ratio, which is total liabilities divided by total assets, was improved and decreased to 73.0% from 93.9% as of December 31, 2016. We believe that this transaction has alleviated our going-concern risks and de-listing risks and enhanced our capital raising capabilities.

Mr. Li and his affiliates are bound by non-competition and non-solicitation restrictions set forth in the agreement. Mr. Li shall also devote a reasonable amount of his working time, attention and skills to the performance of his duties in such capacity and shall diligently serve us in accordance with his employment agreement or arrangement with us.

Related party transactions

During the years ended December 31, 2015, 2016 and 2017, related party transactions with ReneSola Singapore Pte., Ltd and its subsidiaries were as follows:

	Years ended December 31,
	2015	2016	2017
Purchase of modules from	$-	$-	$33,238,377
Purchased services related to the construction of project assets	-	-	868,158
Borrowing from (1)	-	-	11,343,739
Lending to(2)	$-	$-	$(1,624,261)

(1)	It represented the borrowings under a loan agreement between us and ReneSola Singapore (“the lender”). The lender grants to the borrower a loan in the principal amount of up to US$ 200 million with annual interest rate of 1%. There is no fixed repayment schedule of this loan.

(2)	It represented the loan borrowed by ReneSola Singapore's subsidiaries bearing no interests. There is no fixed repayment schedule of this loan.

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

Export Sales

See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Overview of Financial Results—Net Revenues—Geographical Distribution.”

Legal and Administrative Proceedings

As of the date of this annual report, we are not involved in any litigation or other legal proceedings that we believe would have a material adverse impact on our business or operations. We may from time to time be subject to various judicial or administrative proceedings arising in the ordinary course of our business. While we do not expect the proceedings described above to have a material adverse effect on our financial position, results of operations or cash flows, the outcome of any proceedings is not determinable with certainty and negative outcomes may have a material adverse effect on us.

Dividend Policy

We have no present plan to declare and pay any dividends on our shares or ADSs in the near future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a limited liability holding company incorporated in the British Virgin Islands. After the completion of our business restructuring in September 2017, we rely on dividends from Renesola PV Power, our subsidiary in China, and any newly formed subsidiaries to fund the payment of dividends, if any, to our shareholders. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their retained profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our subsidiary in China is required to set aside a certain amount of its retained profits each year, if any, to fund certain statutory reserves. These reserves may not be distributed as cash dividends. Furthermore, when Renesola PV Power or any newly formed subsidiary incurs debt on its own behalf, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. In addition, pursuant to the PRC Enterprise Income Tax Law and its Implementing Regulation, which became effective on January 1, 2008, a 10% withholding tax applies to dividends distributed to foreign investors out of the profits generated after January 1, 2008 unless any such non-Chinese enterprise’s tax residency jurisdiction has a tax treaty with China that provides for a different withholding arrangement. The British Virgin Islands, where our company was incorporated, does not have such a treaty with China. Thus, we expect that a 10% withholding tax will apply to dividends paid to us by our PRC subsidiaries if we are classified as a non-resident enterprise. We do not currently intend to declare dividends for the foreseeable future.

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

	Trading Price
	High	Low
	$	$
Quarterly Highs and Lows
First quarter of 2016	9.25	5.90
Second quarter of 2016	7.30	5.60
Third quarter of 2016	6.40	4.74
Fourth quarter of 2016	5.55	3.05
First quarter of 2017	3.55	2.15
Second quarter of 2017	2.92	2.30
Third quarter of 2017	2.87	2.12
Fourth quarter of 2017	3.79	2.21
First quarter of 2018	3.18	2.22

Annual and Monthly Highs and Lows
2013	30.00	6.25
2014	22.30	6.05
2015	9.85	4.56
2016	9.25	3.05
2017	3.79	2.12
October	3.14	2.21
November	3.79	2.54
December	3.50	2.64
2018
January	3.18	2.65
February	2.72	2.22
March	2.71	2.36
April (through April 25)	2.85	2.15

B.	Plan of Distribution

Not applicable.

C.	Markets

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

We have not entered into any material contracts other than in the ordinary course of business.

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

Stamp Duty

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

OECD Common Reporting Standard Requirements regarding Tax Reporting

The OECD has adopted a “Common Reporting Standard” (CRS), which is intended to become an international standard for financial account reporting.  The Government of the British Virgin Islands is a signatory to the multi-lateral competent authority agreement (MCAA) that will be adopted by all jurisdictions committing to the CRS (each a Reportable Jurisdiction). Other governments that have signed up to the CRS and the MCAA will implement local legislation. The first exchanges of information under this regime occurred in 2017. Under the Mutual Legal Assistance (Tax Matters) (Amendment) (No.2) Act, 2015, which implements the MCAA in the British Virgin Islands (the CRS Amendment Act) we are required to make an annual filing in respect of Shareholders who are resident in a Reportable Jurisdiction and who are not covered by one of the exemptions in the CRS Amendment Act. The MCAA and reporting obligations under the CRS Amendment Act are very similar to the UK IGA and are expected to replace the UK IGA and are expected to replace the UK IGA in 2018. A list of Reportable Jurisdictions has been published by the BVI ITA.

U. S. Federal Income Taxation

The following discussion describes the material U.S. federal income tax consequences to a U.S. Holder (as defined below), under current law, of an investment in our ADSs or shares. This discussion is based on the federal income tax laws of the United States as of the date of this annual report on Form 20-F, including the United States Internal Revenue Code of 1986, as amended, or the Code, existing and proposed U.S. Treasury regulations promulgated thereunder, judicial authority, published administrative positions of the U.S. Internal Revenue Service, or IRS, and other applicable authorities, all as of the date of this annual report on Form 20-F. All of the foregoing authorities are subject to change, which change could apply retroactively and could significantly affect the tax consequences described below. We have not sought any ruling from the IRS with respect to the statements made and the conclusions reached in the following discussion and there can be no assurance that the IRS or a court will agree with our statements and conclusions.

This discussion applies only to a U.S. Holder (as defined below) that holds ADSs or shares as capital assets for U.S. federal income tax purposes (generally, property held for investment). The following discussion does not address the tax consequences to any particular investor or describe all of the tax consequences applicable to persons in special tax situations such as:

•	banks and certain other financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	broker or dealers in stocks and securities, or currencies;

•	persons who use or are required to use a mark-to-market method of accounting;

•	certain former citizens or residents of the United States subject to Section 877 of the Code;

•	entities subject to the U.S. anti-inversion rules;

•	tax-exempt organizations and entities;

•	persons subject to the alternative minimum tax provisions of the Code;

•	persons whose functional currency is other than the United States dollar;

•	persons holding ADSs or shares as part of a straddle, hedging, conversion or integrated transaction;

•	persons holding ADSs or shares through a bank, financial institution or other entity, or a branch thereof, located, organized or resident outside the United States,

•	persons that actually or constructively own ADSs or shares representing 10% or more of our voting power or value;

•	persons who acquired ADSs or shares pursuant to the exercise of an employee stock option or otherwise as compensation;

•	partnerships or other pass-through entities, or persons holding ADSs or shares through such entities;

•	persons required to accelerate the recognition of any item of gross income with respect to our ADSs or shares as a result of such income being recognized on an applicable financial statement; or

•	persons that held, directly, indirectly or by attribution, ADSs or shares or other ownership interests in us prior to our initial public offering.

In addition, the discussion below does not describe any tax consequences arising out of the Medicare tax on certain “net investment income” or any tax consequences arising out of the “Foreign Account Tax Compliance Act,” or FATCA regime.

THE FOLLOWING DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT A SUBSTITUTE FOR CAREFUL TAX PLANNING AND ADVICE. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE FEDERAL ESTATE OR GIFT TAX LAWS OR THE LAWS OF ANY STATE, LOCAL, OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

For purposes of the discussion below, a “U.S. Holder” is a beneficial owner of our ADSs or shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any State thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, if (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (ii) in the case of a trust that was treated as a domestic trust under the law in effect before 1997, a valid election is in place under applicable U.S. Treasury regulations to treat such trust as a domestic trust.

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

ADSs

If you beneficially own ADSs, you should be treated as the beneficial owner of the underlying shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, deposits or withdrawals of shares for ADSs should not be subject to U.S. federal income tax.

The U.S. Treasury Department and the IRS have expressed concerns that U.S. holders of American depositary shares may be claiming foreign tax credits in situations where an intermediary in the chain of ownership between the holder of an American depositary share and the issuer of the security underlying the American depositary share has taken actions that are inconsistent with the ownership of the underlying security by the person claiming the credit. Such actions (for example, a pre-release of an American depositary share by a depositary) also may be inconsistent with the claiming of the reduced rate of tax applicable to certain dividends received by non-corporate U.S. holders of ADSs, including individual U.S. holders. Accordingly, the availability of foreign tax credits or the reduced tax rate for dividends received by non-corporate U.S. Holders, each discussed below, could be affected by actions taken by intermediaries in the chain of ownership between between the holder of an ADS and our company.

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

Dividends received by a non-corporate U.S. Holder may qualify for the lower rates of tax applicable to “qualified dividend income,” if the dividends are paid by a “qualified foreign corporation” and other conditions discussed below are met. A non-U.S. corporation is treated as a qualified foreign corporation (a) with respect to dividends paid by that corporation on shares (or American depositary shares backed by such shares) that are readily tradable on an established securities market in the United States or (b) if such non-U.S. corporation is eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program. However, a non-United States corporation will not be treated as a qualified foreign corporation if it is a passive foreign investment company in the taxable year in which the dividend is paid or the preceding taxable year.

Under a published IRS Notice, common or ordinary shares, or American depositary shares representing such shares, are considered to be readily tradable on an established securities market in the United States if they are listed on the NYSE, as our ADSs (but not our shares) are. Based on existing guidance, it is unclear whether the shares will be considered to be readily tradable on an established securities market in the United States, because only the ADSs, and not the underlying shares, are listed on a securities market in the United States. We believe, but we cannot assure you, that dividends we pay on the shares that are represented by ADSs, but not on the shares that are not so represented, will, subject to applicable limitations, be eligible for the reduced rates of taxation. In addition, if we are treated as a PRC resident enterprise under the PRC tax law (see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Expiration of, or changes to, current PRC tax incentives that our business enjoys could have a material adverse effect on our results of operations”), then we may be eligible for the benefits of the income tax treaty between the United States and the PRC. If we are eligible for such benefits, then dividends that we pay on our shares, regardless of whether such shares are represented by ADSs, would, subject to applicable limitations, be eligible for the reduced rates of taxation.

Even if dividends would be treated as paid by a qualified foreign corporation, a non-corporate U.S. Holder will not be eligible for reduced rates of taxation if it does not hold our ADSs or shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date or if the U.S. Holder elects to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code. In addition, the rate reduction will not apply to dividends of a qualified foreign corporation if the non-corporate U.S. Holder receiving the dividend is obligated to make related payments with respect to positions in substantially similar or related property.

You should consult your own tax advisors regarding the availability of the lower tax rates applicable to qualified dividend income for any dividends that we pay with respect to the ADSs or shares, as well as the effect of any change in applicable law after the date of this annual report on Form 20-F.

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

Taxation of dispositions of ADSs or shares

You will recognize gain or loss on a sale or exchange of the ADSs or shares in an amount equal to the difference between the amount realized (in U.S. dollars) for the ADSs or shares on the sale or exchange and your tax basis (in U.S. dollars) in the ADSs or shares. Subject to the discussion under “—Passive Foreign Investment Company” below, such gain or loss generally will be capital gain or loss. Capital gains of a non-corporate U.S. Holder, including an individual that has held the ADS or share for more than one year, currently are eligible for reduced tax rates. The deductibility of capital losses is subject to limitations.

Any gain or loss that you recognize on a disposition of the ADSs or shares generally will be treated as U.S.-source income or loss for foreign tax credit limitation purposes. However, if we are treated as a PRC resident enterprise for PRC tax purposes and PRC tax is imposed on gain from the disposition of the ADSs or shares (see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Under the Enterprise Income Tax Law, dividends payable by us and gains on the disposition of our shares or ADSs could be subject to PRC taxation”), then a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC-source income for foreign tax credit purposes. If such an election is made, the gain so treated will be treated as a separate class or “basket” of income for foreign tax credit purposes. You should consult your tax advisors regarding the proper treatment of gain or loss, as well as the availability of a foreign tax credit, in your particular circumstances.

Passive foreign investment company

Based on the market price of our ADSs, the value of our assets, and the composition of our income and assets, we do not believe we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2017. However, the application of the PFIC rules is subject to uncertainty in several respects. The determination of PFIC status involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn. In particular, the application of the PFIC rules to certain of our business lines is complex and unclear, and we cannot assure you that the U.S. Internal Revenue Service, or IRS, will agree with any positions that we ultimately take. Accordingly, we cannot guarantee that we will not be treated as a PFIC for any taxable year or that the IRS will not take a contrary position.

A non-U.S. corporation will be treated as a PFIC for U.S. federal income tax purposes for any taxable year if, applying applicable look-through rules, either:

•	at least 75% of its gross income for such year is passive income; or

•	at least 50% of the value of its assets (determined based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, royalties, rents (other than certain royalties and rents derived in the active conduct of a trade or business and not derived from a related person) and net gains from transactions involving commodities (other than certain hedging transactions and certain active business gains). We will be treated as owning our proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock. If the percentage of our assets treated as producing passive income increases, we may become a PFIC for the current or one or more future taxable years.

We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2018, or any future taxable year. Because the value of our assets for purposes of the asset test generally will be determined by reference to the market price of our ADSs or shares, fluctuations in the market price of the ADSs or shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC.

If we are a PFIC for any taxable year during which you hold our ADSs or shares, we will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold ADSs or shares, unless we cease to be a PFIC and you make a “deemed sale” election with respect to the ADSs or shares, as applicable. If such election is made, you will be deemed to have sold the ADSs or shares you hold at their fair market value on the last day of the last taxable year for which we were a PFIC and any gain from such deemed sale would be subject to the rules described in the following two paragraphs. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, the ADSs or shares with respect to which such election was made will not be treated as shares in a PFIC and, as a result, you will not be subject to the rules described below with respect to any “excess distribution” you receive from us or any gain from an actual sale or other disposition of the ADSs or shares. You are strongly urged to consult your tax advisors as to the possibility and consequences of making a deemed sale election if we are and then cease to be a PFIC and such an election becomes available to you.

For each taxable year that we are treated as a PFIC with respect to you, you will be subject to special tax rules with respect to any “excess distribution” you receive and any gain you recognize from a sale or other disposition (including a pledge) of the ADSs or shares, unless you make a “mark-to-market” election as discussed below. For this purpose, distributions that you receive in a taxable year that are greater than 125% of the average annual distributions that you received during the shorter of the three preceding taxable years or your holding period for the ADSs or shares will be treated as an excess distribution. Under these rules:

•	the excess distribution or recognized gain will be allocated ratably over your holding period for the ADSs or shares;

•	the amount of the excess distribution or recognized gain allocated to the taxable year of distribution or gain, and to any taxable years in your holding period prior to the first taxable year in which we were treated as a PFIC, will be treated as ordinary income; and

•	the amount of the excess distribution or recognized gain allocated to each other taxable year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the resulting tax will be subject to the interest charge generally applicable to underpayments of tax.

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

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in greater than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. Our ADSs, but not our shares, are listed on the NYSE, which is a qualified exchange or other market for these purposes. Consequently, as long as the ADSs continue to be listed on the NYSE and are regularly traded, and you are a holder of the ADSs, we expect that the mark-to-market election would be available to you if we become a PFIC, but no assurances are given in this regard.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, if we were a PFIC for any taxable year, a U.S. Holder that makes the mark-to-market election may continue to be subject to the tax and interest charges under the general PFIC rules with respect to such U.S. Holder's indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

In certain circumstances, a shareholder in a PFIC may avoid the adverse tax and interest-charge regime described above by making a “qualified electing fund” election to include in income its share of the corporation’s income on a current basis. However, you may make a qualified electing fund election with respect to your ADSs or shares only if we agree to furnish you annually with a PFIC annual information statement asspecified in the applicable U.S. Treasury regulations. We currently do not intend to prepare or provide the information that would enable you to make a qualified electing fund election.

A U.S. Holder that holds the ADSs or shares in any year in which we are classified as a PFIC will be required to file an annual report containing such information as the U.S. Treasury Department may require. You should consult your own tax advisors regarding the application of the PFIC rules to your investment in our ADSs or shares and the availability, application and consequences of the elections discussed above.

Information reporting and backup withholding

Information reporting and backup withholding generally will apply to dividends in respect of our ADSs or shares, and the proceeds from the sale or exchange of our ADSs or shares, that are paid to you within the United States (and in certain cases, outside the United States), unless you furnish a correct taxpayer identification number and make any other required certification, generally on IRS Form W-9 or you otherwise establish an exemption from backup withholding.

Backup withholding is not an additional tax. Amounts withheld as backup withholding generally are allowed as a credit against your U.S. federal income tax liability, and you may be entitled to obtain a refund of any excess amounts withheld under the backup withholding rules if you file an appropriate claim for refund with the IRS and furnish any required information in a timely manner.

U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Information with respect to foreign financial assets

U.S. Holders who are individuals (and certain entities closely held by individuals) generally will be required to report our name, address and such information relating to an interest in the ADSs or shares as is necessary to identify the class or issue of which your ADSs or shares are a part. These requirements are subject to exceptions, including an exception for ADSs or shares held in accounts maintained by certain financial institutions and an exception applicable if the aggregate value of all “specified foreign financial assets” (as defined in the Code) does not exceed $50,000.

U.S. Holders should consult their tax advisors regarding the application of these information reporting rules.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We previously filed with the SEC registration statements on Form F-1 (File Numbers 333-148550 and 333-151315) and prospectus under the Securities Act with respect to the shares represented by the ADSs. We also filed with the SEC related registration statements on Form F-6 (File Numbers 333-148559 and 333-162257) with respect to the ADSs. We also filed with the SEC registration statements on Form S-8 (File Numbers 333-153647 and 333-175479) with respect to our securities to be issued under our 2007 share incentive plan.

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

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, inflation as measured by the consumer price index in China was 1.4%, 2.1% and 1.6% in 2015, 2016 and 2017, respectively.

Foreign Exchange Risk

Our sales in China are denominated in Renminbi, and our international sales are generally denominated in U.S. dollars, Euros, British pounds and other local currencies. Our costs and capital expenditures are largely denominated in Renminbi and foreign currencies, including U.S. dollars and Euros. Fluctuations in currency exchange rates could have a significant impact on our financial condition and results of operations, affect our gross and operating profit margins, and result in foreign exchange and operating gains or losses. For example, as of December 31, 2016 and 2017, we held $0.1 million and $23.3 million, respectively, in accounts receivable, including notes receivable, some of which were denominated in U.S. dollars. Had we converted all of our accounts receivable, including notes receivable, as of either date into Renminbi at an exchange rate of RMB6.5063 for $1.00, the exchange rate as of December 31, 2017, our accounts receivable would have been RMB0.6 million and RMB151.6 million as of December 31, 2016 and 2017, respectively.

Assuming that Renminbi depreciates by a rate of 10% to an exchange rate of RMB7.2292, we would record a gain in the fair value of our accounts receivable in Renminbi terms. A 10% depreciation of Renminbi would result in our holding Renminbi equivalents of RMB0.7 million and RMB168.4 million in accounts receivable as of December 31, 2016 and 2017, respectively. These amounts would therefore reflect a theoretical gain of RMB0.1 million and RMB16.8 million for our accounts receivable as of December 31, 2016 and 2017, respectively.

Assuming that Renminbi appreciates by a rate of 10% to an exchange rate of RMB5.9148, we would record a loss in the fair value of our accounts receivable in Renminbi terms. A 10% appreciation of Renminbi would result in our holding Renminbi equivalents of RMB0.6 million and RMB137.8 million in accounts receivable as of December 31, 2016 and 2017, respectively. These amounts would therefore reflect a theoretical loss of RMB0 million and RMB13.8 million for our accounts receivable as of December 31, 2016 and 2017, respectively.

This calculation model is based on multiplying our accounts receivable, which are held in U.S. dollars, by a smaller Renminbi equivalent amount resulting from an appreciation of Renminbi. This calculation model does not take into account optionality nor does it take into account the use of financial instruments.

We incurred foreign currency exchange losses of approximately $1.2 million, $1.1 million and exchange gains of $0.9 million in 2015, 2016 and 2017, respectively. Our risk management strategy includes the use of derivative and non-derivative financial instruments as hedges of foreign currency exchange risk, whenever management determines their use to be reasonable and practical. This strategy does not permit the use of derivative financial instruments for trading purposes, nor does it allow for speculation. The purpose of our foreign currency derivative activities is to protect us from the risk that the U.S. dollar net cash flows resulting from forecasted foreign currency-denominated transactions will be negatively affected by changes in exchange rates. We use foreign currency forward exchange contracts to offset changes in the amount of future cash flows associated with certain third-party sales expected to occur within the next two years. Gains or losses on those contracts are recognized in other income in the consolidated income statements. The recognition of gains or losses resulting from changes in the values of those derivative instruments is based on the use of each derivative instrument.

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

	As of December 31,
	2015	2016	2017
	(in thousands)
100 basis point
increase in loss and decrease in equity	$304	$271	$679

A 100 basis point decrease would have had the equal but opposite effect to the amounts shown above, assuming all other variables remain constant.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to make certain annual payments to us for reimbursement of expenses we incur that are related to the administration and maintenance of our ADS facility including, but not limited to, investor relations expenses, the annual NYSE listing fees, ADS offering expenses or any other program related expenses. There are limits on the amount of payments and reimbursements from the depositary. The annual reimbursement is conditioned on certain requirements and criteria and will be adjusted proportionately to the extent such requirements or criteria are not met. For the year ended December 31, 2017, we received nil from the depositary in respect of such reimbursement. The depositary has also agreed to waive certain fees and expenses. For the year ended December 31, 2017, the depositary waived a total of $ $55,010.08 for the standard fees and expenses associated with the maintenance and administration of the ADR program.

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

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and our interim chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this annual report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of December 31, 2017, our disclosure controls and procedures were ineffective because of the material weakness described below under “Management’s Annual Report on Internal Control over Financial Reporting.” We will undertake the remedial steps to address the material weakness in our disclosure controls and procedures as set forth below under “Management’s Plan for Remediation of Material Weaknesses.”

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act, for our company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance with respect to consolidated financial statement preparation and presentation and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In making its assessment of internal control over financial reporting, our management assessed the effectiveness of the internal control over financial reporting as of December 31, 2017 using criteria established in “Internal Control-Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis.

As a result of our management’s evaluation of our internal control over financial reporting, a material weakness in our internal control over financial reporting was identified as of December 31, 2017, which was that we lacked sufficient accounting and financial reporting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to formalize and carry out key controls over the financial reporting process and to properly address complex accounting issues and to prepare and review consolidated financial statements and related disclosures in accordance with U.S. GAAP and SEC financial reporting requirements.

The material weakness described above may result in a material misstatement to our quarterly or annual consolidated financial statements that would not be prevented or detected. As a result of the material weakness, our management concluded that our internal control over financial reporting was ineffective as of December 31, 2017, based on the criteria established in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

This annual report on Form 20-F does not include an attestation report of the Company’s independent registered public accounting firm because the Company is neither an accelerated filer nor a large accelerated filer, as such terms are defined in Rule 12b-2 under the Exchange Act. As a non-accelerated filer, we are not required to provide an attestation on the effectiveness of our internal control by our independent registered public accounting firm under the Sarbanes-Oxley Act or the requirements of the SEC promulgated thereunder.

Management’s Plan for Remediation of Material Weaknesses

Our management has been engaged in, and continues to be engaged in, making necessary changes and improvements to our internal control system to address the material weakness in internal control over financial reporting described above. In particular, we have taken actions to and will continue to (1) hire people who has adequate U.S. GAAP knowledge and reallocate our accounting staff resources to fulfil the financial reporting process requirements at both headquarter and the location levels after our restructuring to dispose of the manufacturing and LED distribution businesses,; (2) provide more comprehensive training on U.S. GAAP to our accounting team and other relevant personnel; and (3) enhance our accounting manual and reporting packages to provide our accounting team with more comprehensive guidelines on the policies and controls over financial reporting under U.S. GAAP and SEC rules and requirements.

Changes in Internal Control over Financial Reporting

Our management has evaluated whether any changes in our internal control over financial reporting that occurred during our last fiscal year have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on the evaluation we conducted, our management has concluded that, other than the material weakness as disclosed above, no such changes occurred during the period covered by this annual report on Form 20-F.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Tan Wee Seng, an independent director, is our audit committee financial expert. Mr. Tan satisfies the independent requirements of Section 303A of the Corporate Governance Rules of the NYSE and Rule 10A-3 under the Exchange Act.

ITEM 16B.	CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, chief financial officer, controller, chief operating officer, chief technology officer, vice presidents and any other persons who perform similar functions for us. We have posted a copy of our code of business conduct and ethics on our website at www.renesolapower.com. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP and PricewaterhouseCoopers Zhong Tian LLP. We did not pay any other fees to our independent registered public accounting firm during the periods indicated below.

	For the Year Ended December 31,
	2016	2017
	(in thousands)
Audit fees(1)	$939	$959
Audit-related fees	—	69
Tax fees	—	—
Other fees	—	—

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firms for the audit of our annual financial statements.

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

In September 2015, our board of directors authorized a share repurchase program under which we may repurchase up to $20 million in aggregate value of our outstanding ADSs within 12 months ending September 2016 on the open market or in privately negotiated transactions. In September 2016, our board decided to extend the share repurchase program for another 12 months ending September 2017. Upon the expiration of the share repurchase program in September 2017, we repurchased an aggregate of 441,906 ADSs, representing approximately 4,419,060 shares, on the open market for a total cash consideration of $2.3 million. All of such repurchased shares have been canceled as of December 31, 2017.

Other than those disclosed in this item, we did not repurchase our shares pursuant to non-publicly announced plans or programs.

The table below set forth the information for our repurchase of our shares for each month included in the period covered by the report (all ADS and per ADS data have been adjusted to give effect to the ADS Ratio Change):

Period	Total Number of ADSs Purchased	Average Price Paid per ADS(1)	Total Number of ADSs Purchased as Part of Publicly Announced Programs	Maximum Dollar Value of ADSs that may yet be Purchased Under the Program
September 2015	161,477	$4.90	161,477	19,212,038.40
October 2015	—	—	—	—
November 2015	—	—	—	—
December 2015	—	—	—	—
January 2016	—	—	—	—
February 2016	—	—	—	—
March 2016	100,638	7.15	262,115	18,494,042.18
April 2016	34,621	7.00	296,736	18,252,111.94
May 2016	—	—	—	—
June 2016	—	—	—	—
July 2016	—	—	—	—
August 2016	—	—	—	—
September 2016	—	—	—	—
October 2016	—	—	—	—
November 2016	—	—	—	—
December 2016	145,170	3.40	441,906	17,760,805.77
January 2017	—	—	—	—
February 2017	—	—	—	—
March 2017	—	—	—	—
April 2017	—	—	—	—
May 2017	—	—	—	—
June 2017	—	—	—	—
July 2017	—	—	—	—
August 2017	—	—	—	—
September 2017	—	—	—	—

(1)       Excluding broker commission fees.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Effective December 19, 2017, we dismissed Deloitte Touche Tohmatsu Certified Public Accountants LLP (“Deloitte”) as our independent registered public accounting firm. Effective December 19, 2017, we engaged PricewaterhouseCoopers Zhong Tian LLP (“PwC”) as our independent registered public accounting firm for the fiscal year ended December 31, 2017. The appointment of PwC was made after careful consideration and evaluation process by the Company and was approved by the Board of Directors and the Audit Committee of the Company.

Deloitte’s reports on our consolidated financial statements as of and for the years ended December 31, 2015 and 2016 did not contain any adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the two fiscal years ended December 31, 2015 and 2016, and subsequent interim period through December 19, 2017, we did not have any disagreements, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F, with Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures that, if not resolved to the satisfaction of Deloitte, would have caused them to make reference to the subject matter of the disagreement in connection with its audit reports on our consolidated financial statements for the two fiscal years ended December 31, 2015 and 2016.

During the two fiscal years ended December 31, 2015 and 2016, and subsequent interim period through December 19, 2017, there were no reportable events (hereinafter defined) requiring disclosure pursuant to Item 16F (a)(1)(v) of Form 20-F.

During the two fiscal years ended December 31, 2015 and 2016 and the subsequent interim period through December 19, 2017, neither we nor anyone on our behalf consulted PwC regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, nor has PwC provided to us a written report or oral advice that PwC concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a “disagreement” with Deloitte as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F, or a “reportable event,” as that term is described in Item 16F(a)(1)(v) of Form 20-F.

We provided a copy of this disclosure to Deloitte and requested that Deloitte furnish us with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the statements made above, and if not, stating the respects in which it does not agree. A copy of Deloitte’s letter dated April 30, 2018 is attached herewith as Exhibit 4.8.

ITEM 16G.	CORPORATE GOVERNANCE

Pursuant to certain exceptions for foreign private issuers, we are not required to comply with certain of the corporate governance practices followed by U.S. companies under the NYSE listing standards. However, pursuant to Section 303.A.11 of the NYSE Listed Company Manual and the requirements of Form 20-F, we are required to state any significant ways in which our corporate governance practices differ from the practices required by the NYSE for U.S. companies.

Section 303A.08 of the NYSE Listed Company Manual requires a NYSE listed company to obtain its shareholders’ approval of all equity-compensation plans, and any material revisions to the terms of such plans. Section 303A.00 permits a foreign private issuer like our company to follow home country practice in certain corporate governance matters. Our British Virgin Islands counsel, Harney Westwood & Riegels LLP, has advised that under the existing British Virgin Islands laws, we are not required to obtain shareholders’ approval for amendments to our existing equity incentive plan. However, it should be noted that under the terms of the equity incentive plan, shareholder approval is required for certain changes to the terms of the plan. In July 2016, our board of directors approved the amendment and restatement of our 2007 share incentive plan, which was approved by our shareholders in our 2016 annual general meeting on August 29, 2016. We will continue to follow the British Virgin Islands practice.

Section 303A.04 and Section 303A.05 of the NYSE Listed Company Manual require a nominating and corporate governance committee and a compensation committee composed entirely of independent directors. Since March 2018, one of our independent directors who were also a member of our compensation committee and nominating and corporate governance committee stepped down as our independent director but remained to be our director. As a result, majority of the members our compensation committee and nominating and corporate governance committee are independent directors. Section 303A.00 permits a foreign private issuer like our company to follow home country practice in certain corporate governance matters. Our British Virgin Islands counsel, Harney Westwood & Riegels LLP, has advised that under the existing British Virgin Islands laws, we are not required to have a nominating and corporate governance committee and a compensation committee composed entirely of independent directors.

Other than the home country practice described above, we are not aware of any significant ways in which our corporate governance practices differ from those followed by U.S. domestic companies under the NYSE listing rules.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18	FINANCIAL STATEMENTS

The consolidated financial statements of ReneSola are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Memorandum and Articles of Association, as amended (incorporated by reference to Exhibit 3.1 of our pre-effective amendment No. 2 to Form F-3 registration statement filed with the Securities and Exchange Commission on September 6, 2013)

2.1	Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 1 from our post-effective amendment No. 1 to Form F-6 registration statement (File No. 333-162257), as amended, initially filed with the Securities and Exchange Commission on August 24, 2011)

2.2	Registrant’s Specimen Certificate for Shares (incorporated by reference to Exhibit 4.2 from our Form F-1 registration statement (File No. 333-151315) filed with the Securities and Exchange Commission on May 30, 2008)

2.3	Form of Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated by reference to Exhibit 1 from our post-effective amendment No. 1 to the Form F-6 registration statement (File No. 333-162257) filed with the Securities and Exchange Commission on August 24, 2011)

2.4	Rights Agreement dated August 22, 2011 between the Registrant and The Bank of New York Mellon, as Rights Agent (incorporated by reference to Exhibit 4.1 of the Report of Foreign Private Issuer on Form 6-K (File No. 001-33911) filed with the Securities and Exchange Commission on August 22, 2011)

2.5	Standstill Agreement dated August 22, 2011 between the Registrant and Xianshou Li (incorporated by reference to Exhibit 4.2 of the Report of Foreign Private Issuer on Form 6-K (File No. 001-33911) filed with the Securities and Exchange Commission on August 22, 2011)

4.1	2007 Share Incentive Plan, amended and restated as of August 29, 2016 (incorporated by reference to Exhibit 10.1 of the post-effective amendment to our registration statement on Form S-8 (File No. 333-153647) filed with the Securities and Exchange Commission on August 29, 2016)

4.2	Form of Indemnification Agreement with the Registrant’s Directors (incorporated by reference to Exhibit 10.2 from our Form F-1 registration statement (File No. 333-151315) filed with the Securities and Exchange Commission on May 30, 2008)

Exhibit Number	Description of Document

4.3*	English Translation of the Form of Employment Relationship Adjustment Agreement among ReneSola Shanghai Ltd., ReneSola Consulting (Shanghai) Co., Ltd. and our executive officers

4.4*	English translation of Service Agreement among ReneSola Shanghai Ltd. and its executive officers

4.5*	Form of Service Agreement between ReneSola Power Holdings, L.L.C and its executive officers

4.6*	Form of Service Agreement between ReneSola Engineering International GmbH and its executive officers

4.7	Share Purchase and Subscription Agreement, dated September 25, 2017, by and among the Registrant, Mr. Xianshou Li, ReneSola Singapore Pte. Ltd. and other parties named therein (incorporated by reference to Exhibit 99.2 of the Report of Foreign Private Issuer on Form 6-K (File No. 001-33911) filed with the Securities and Exchange Commission on September 25, 2017)

4.8	Letter dated April 30, 2018 from Deloitte Touche Tohmatsu Certified Public Accountants LLP regarding Item 16F of this annual report

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our Form F-1 registration statement (File No. 333-151315) filed with the Securities and Exchange Commission on May 30, 2008)

12.1*	CEO Certification, pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification, pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Harney Westwood & Riegels LLP

15.3*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

15.4*	Consent of PricewaterhouseCoopers Zhong Tian LLP

101*

Financial information from the Registrant for the year ended December 31, 2017 formatted in eXtensible Business Reporting Language (XBRL):

(i) Consolidated Balance Sheets as of December 31, 2016 and 2017; (ii) Consolidated Statements of Operations for the Years Ended December 31, 2015, 2016 and 2017; (iii) Consolidated Statements of Comprehensive Loss for the Years Ended December 31, 2015, 2016 and 2017; (iv) Consolidated Statements of Changes in Equity for the Years Ended 31, 2015, 2016 and 2017; (v) Consolidated Statements of Cash Flows for the Years Ended December 31, 2015, 2016 and 2017; and (vi) Notes to the Consolidated Financial Statements

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

Date: April 30, 2018

[Signature Page to 20-F]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of ReneSola Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of ReneSola Ltd and its subsidiaries (the “Company”) as of December 31, 2017, and the related consolidated statements of operations, comprehensive loss, changes in equity, and cash flows for the year then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

April 30, 2018

We have served as the Company’s auditor since 2017.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ReneSola Ltd:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of ReneSola Ltd and subsidiaries (the “Company”) as of December 31 2016, and the related consolidated income statements, statements of comprehensive loss, changes in equity, and cash flows for each of the two years in the period ended December 31, 2016 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31 2016, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

As described in Note 2(a) to the financial statements, the accompanying financial statements for the years ended December 31, 2015 and 2016 have been retrospectively adjusted for discontinued operations.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 28, 2017 (and April 30, 2018 as to the effects of the retrospective adjustment for the discontinued operations described in Note 2 (a))

We served as the Company’s auditor from 2006 to 2016.

RENESOLA LTD

CONSOLIDATED BALANCE SHEETS

(Amounts expressed in U.S. dollars, except number of shares)

		As of December 31,
	Note	2016	2017

ASSETS
Current assets:
Cash and cash equivalents	2(f)	$3,964,896	$13,429,301
Accounts receivable, net of allowances for doubtful accounts of nil as of December 31, 2016 and 2017	4	85,948	23,312,086
Advances to suppliers-current, net	2(i)	4,220,864	379,792
Value added tax recoverable	2(r)	4,893,087	15,228,594
Income tax recoverable		60,202	-
Prepaid expenses and other current assets	5	1,893,590	10,542,822
Project assets current	2(g), 6	48,177,416	76,556,400
Deferred project costs current	2(g), 6	-	17,957,041
Contract costs	2(h)	-	12,668,709
Assets of discontinued operations current	3	444,198,018	-
Total current assets		507,494,021	170,074,745

Property, plant and equipment, net	2(j), 7	20,158,589	154,659,077
Deferred tax assets-non-current, net	9	147,546	59,298
Advances for purchases of property, plant and equipment, net	2(i)	416,201	-
Project assets non-current	2(g), 6	6,709,991	7,480,574
Deferred project costs non-current	2(g), 6	16,374,899	-
Other non-current assets	2(n)	3,250,754	3,425,098
Assets of discontinued operations non-current	3	533,853,687	-
Total assets		$1,088,405,688	$335,698,792

See notes to consolidated financial statements.

RENESOLA LTD

CONSOLIDATED BALANCE SHEETS-(Continued)

(Amounts expressed in U.S. dollars, except number of shares)

		As of December 31,
	Note	2016	2017
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	10	$-	$6,605,894
Accounts payable		-	25,787,686
Advances from customers-current		504,653	236,607
Amounts due to related parties	18	-	60,370,065
Other current liabilities	11	8,349,955	30,514,235
Income tax payable		93,473	330,132
Salary payable		-	560,416
Deferred project revenue current	2(s)	-	20,791,918
Liabilities of discontinued operations current	3	895,484,040	-
Total current liabilities		904,432,121	145,196,953

Long-term borrowings	10	28,835,700	32,513,900
Deferred project revenue non-current	2(s)	32,242,995	-
Failed sale-lease back and capital lease liabilities	10	-	67,505,469
Liabilities of discontinued operations non-current	3	56,749,092	-
Total liabilities		$1,022,259,908	$245,216,322

Commitments and contingencies (see Note 19)

Shareholders’ equity
Common shares (500,000,000 shares; no par value shares authorized at December 31, 2016 and 2017; 202,478,702 shares issued and 200,538,902 shares outstanding at December 31, 2016; 381,027,002 shares issued and 380,678,902 shares outstanding at December 31, 2017)		477,171,487	519,225,850
Treasury stock (1,451,700 shares and nil on December 31, 2016 and 2017 respectively)	2(z)	(513,137)	-
Additional paid-in capital		8,229,330	9,012,448
Accumulated deficit		(469,975,148)	(435,517,610)
Accumulated other comprehensive (loss)/income	2(y)	51,233,248	(2,238,218)

Total equity		66,145,780	90,482,470
Total liabilities and shareholders’ equity		$1,088,405,688	$335,698,792

See notes to consolidated financial statements.

RENESOLA LTD

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts expressed in U.S. dollars, except number of shares)

		Year ended December 31,
	Note	2015	2016	2017
Continuing operations

Net Revenue :
Solar power project development	2(r), 20	$110,737,934	$77,372,737	$64,837,042
Electricity revenue generation	2(r), 20	5,551,742	3,131,997	12,247,320
EPC services	2(r), 20	-	-	25,853,288
Other	2(r), 20	41,260	-	36,349
Total net revenue		116,330,936	80,504,734	102,973,999
Cost of revenue	2(r)	(93,295,780)	(73,271,853)	(88,842,244)
Gross profit	20	23,035,156	7,232,881	14,131,755

Operating (expenses)/income:
Sales and marketing		(233,630)	(549,299)	(1,710,024)
General and administrative		(7,393,843)	(6,828,817)	(6,179,274)
Other operating income	2(t)	910,743	2,493,898	313,153
Total operating expenses		(6,716,730)	(4,884,218)	(7,576,145)

Income from operations		16,318,426	2,348,663	6,555,610
Non-operating income/(expenses):

Interest income		38,850	3,552	51,403
Interest expense		(1,999,454)	(1,842,227)	(3,936,302)
Foreign exchange (losses)/gains		(1,201,578)	(1,072,836)	894,704
Losses on derivatives, net		(7,971,934)	(134)	-
Gains on repurchase of convertible notes	12	13,693,269	212,056	-
Fair value change of warrant liability	13	1,312,500	577,500	-
Other loss		-	-	(43,516)
Total non-operating income/(expenses)		3,871,653	(2,122,089)	(3,033,711)

Income before income tax		20,190,079	226,574	3,521,899
Income tax (expense)/benefit	9	23,191	(132,092)	(322,068)

Income from continuing operations, net of tax		20,213,270	94,482	3,199,831
Discontinued operations
Gain on disposal of discontinued operations before income taxes	3	-	-	106,292,213
Loss from operations of discontinued operations before income taxes	3	(24,591,585)	(32,631,226)	(79,782,830)
Income tax benefit/(expense)	3	(696,807)	(2,161,507)	4,748,324
Income (loss) from discontinued operations, net of tax		(25,288,392)	(34,792,733)	31,257,707
Net income (loss)		$(5,075,122)	$(34,698,251)	$34,457,538

Net income (loss) attributed to ReneSola Ltd		$(5,075,122)	$(34,698,251)	$34,457,538

Income per share from continuing operations
Basic	2(w), 17	$0.10	$-	$0.01
Diluted	2(w), 17	$0.10	$-	$0.01
Income (loss) per share from discontinued operations
Basic	2(w), 17	$(0.12)	$(0.17)	$0.13
Diluted	2(w), 17	$(0.12)	$(0.17)	$0.13
Weighted average number of shares used in computing income (loss) per share
Basic		204,085,041	202,229,767	246,899,286
Diluted		204,222,541	202,403,904	246,905,289

See notes to consolidated financial statements

RENESOLA LTD

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts expressed in U.S. dollars)

		Year ended December 31,
	Note	2015	2016	2017
Net income/(loss)		$(5,075,122)	$(34,698,251)	$34,457,538
Other comprehensive income/(loss), net of tax of nil:
Foreign currency translation adjustment		(19,503,275)	(10,343,509)	11,513,216
Release of translation difference due to disposal of discontinued operation		-	-	(64,984,682)
Other comprehensive loss		(19,503,275)	(10,343,509)	(53,471,466)
Comprehensive loss	2(y)	(24,578,397)	(45,041,760)	(19,013,928)
Comprehensive loss attributable to ReneSola Ltd		$(24,578,397)	$(45,041,760)	$(19,013,928)

See notes to consolidated financial statements

RENESOLA LTD

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amount expressed in U.S. dollars, except number of shares)

	Common shares		Treasury stock		Additional		Accumulated other	Equity
	Number of Shares Issued	Amount	Number of Shares	Amount	paid-in capital	Accumulated deficit	comprehensive income	attributable to ReneSola Ltd	Total Equity

Balance at January 1, 2015	204,846,064	$476,765,888	-	$-	$7,512,174	$(430,201,775)	$81,080,032	$135,156,319	$135,156,319
Net loss	-	-	-	-	-	(5,075,122)	-	(5,075,122)	(5,075,122)
Other comprehensive loss, net of tax	-	-	-	-	-	-	(19,503,275)	(19,503,275)	(19,503,275)
Share-based compensation	-	-	-	-	1,527,494	-	-	1,527,494	1,527,494
Share exercised by employee	100,000	2,010,998	-	-	(1,370,318)	-	-	640,680	640,680
Repurchase of common shares	-	-	1,614,776	(812,184)	-	-	-	(812,184)	(812,184)
Cancellation of shares	(1,614,776)	(812,184)	(1,614,776)	812,184	-	-	-	-	-

Balance at December 31, 2015	203,331,288	477,964,702	-	-	7,669,350	(435,276,897)	61,576,757	111,933,912	111,933,912

Net loss	-	-	-	-	-	(34,698,251)	-	(34,698,251)	(34,698,251)
Other comprehensive loss, net of tax	-	-	-	-	-	-	(10,343,509)	(10,343,509)	(10,343,509)
Share-based compensation	-	-	-	-	746,980	-	-	746,980	746,980
Share exercised by employee	500,000	187,000	-	-	(187,000)	-	-	-	-
Repurchase of common shares	-	-	2,804,286	(1,493,352)	-	-	-	(1,493,352)	(1,493,352)
Cancellation of shares	(1,352,586)	(980,215)	(1,352,586)	980,215	-	-	-	-	-

Balance at December 31, 2016	202,478,702	477,171,487	1,451,700	(513,137)	8,229,330	(469,975,148)	51,233,248	66,145,780	66,145,780
Net income	-	-	-	-	-	34,457,538	-	34,457,538	34,457,538
Release of translation difference due to disposal of discontinued operation	-	-	-	-	-	-	(64,984,682)	(64,984,682)	(64,984,682)
Other comprehensive loss, net of tax	-	-	-	-	-	-	11,513,216	11,513,216	11,513,216
Issuance of ordinary shares in conjunction with disposal of discontinued operations	180,000,000	42,480,000	-	-	-	-	-	42,480,000	42,480,000
Share-based compensation	-	-	-	-	870,618	-	-	870,618	870,618
Share exercised by employee	-	87,500	-	-	(87,500)	-	-	-	-
Cancellation of shares	(1,451,700)	(513,137)	(1,451,700)	513,137	-	-	-	-	-

Balance at December 31, 2017	381,027,002	$519,225,850	-	$-	$9,012,448	$(435,517,610)	$(2,238,218)	$90,482,470	$90,482,470

See notes to consolidated financial statements

RENESOLA LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts expressed in U.S. dollars)

	Years ended December 31,
	2015	2016	2017
Operating activities:
Net income/(loss)	$(5,075,122)	$(34,698,251)	$34,457,538
Less: (Income)/loss from discontinued operations, net of tax	25,288,392	34,792,733	(31,257,707)
Net income from continuing operations	20,213,270	94,482	3,199,831
Adjustments to reconcile net income from continuing operations to net cash provided by operating activities:
Depreciation	3,548,898	2,400,522	4,475,823
Amortization of deferred convertible notes issuance costs and premium	764,527	32,935	-
Losses on derivatives	7,971,934	134	-
Share-based compensation	1,527,494	746,980	870,618
Deferred tax provision for continuing operations	(57,912)	(151,737)	88,048
Fair value change of warrant liability	(1,312,500)	(577,500)	-
Gains on repurchase of convertible notes	(13,693,269)	(212,056)	-
Gains on disposal of solar project	-	(2,526,572)	-
Changes in working capital, excluding impact of dispositions:
Accounts receivable	(716,614)	(301,339)	(22,371,300)
Project assets and deferred project costs	(4,993,507)	(35,788,345)	(30,731,709)
Contract costs	-	-	(12,192,302)
Advances to suppliers	(11,609,809)	7,383,527	3,864,146
Amounts due to related parties	-	-	14,353,175
Value added tax recoverable	1,789,846	3,244,727	(9,052,607)
Prepaid expenses and other current assets	1,939,349	(313,134)	(8,625,177)
Accounts payable	2,562,150	(2,432,060)	24,452,548
Advances from customers	(48,762)	83,406	(282,019)
Income tax payables	-	-	284,182
Salary payable	-	-	560,416
Other current liabilities	(1,226,744)	7,559,456	(1,802,578)
Deferred project revenue	32,376,386	-	(13,878,685)
Other non-current assets	-	(3,250,650)	103,535
Net cash provided by (used in) operating activities from continuing operations	39,034,737	(24,007,224)	(46,684,055)
Net cash provided by (used in) operating activities from discontinued operation	(36,825,130)	51,541,103	65,114,169
Net cash provided by operating activities	$2,209,607	$27,533,879	$18,430,114

RENESOLA LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS-(Continued)

(Amounts expressed in U.S. dollars)

	Years ended December 31,
	2015	2016	2017
Investing activities:
Purchase of property, plant and equipment	$-	$-	$(80,314,313)
Proceeds from disposal of power stations	-	3,190,678	-
Lending to related parties	-	-	(1,624,261)
Repayment of lending by related parties	-	-	2,000,000
Changes in restricted cash	1,887,485	-	-
Net cash paid on settlement of derivatives	(6,293,929)	(134)	-
Net cash provided by (used in) investing activities from continued operation	(4,406,444)	3,190,544	(79,938,574)
Net cash provided by (used in) investing activities from discontinued operations (including cash from discontinued operation of $13,774,473 disposed of)	(35,621,029)	38,969,387	(76,415,127)
Net cash provided by (used in) investing activities	(40,027,473)	42,159,931	(156,353,701)
Financing activities:
Proceed from bank borrowings	-	-	6,101,351
Repayment of bank borrowings	(1,239,145)	(1,128,727)	-
Proceeds from exercise of stock options	640,680	-	-
Repurchase of convertible notes	(54,376,600)	(25,931,219)	-
Cash paid for common shares repurchase	(812,183)	(1,493,350)	-
Borrowings from related parties	-	-	11,343,739
Repayment of borrowings from related parties	-	-	(2,041,201)
Repayment of capital lease obligation	-	-	(976,966)
Proceeds from failed sale-lease back agreements	-	-	38,722,123
Repayment of failed sale-lease back financing	-	-	(251,213)
Net cash provided by (used in) financing activities from continued operation	(55,787,248)	(28,553,296)	52,897,833
Net cash provided by (used in) financing activities from discontinued operation	44,629,497	(33,820,418)	49,505,882
Net cash provided by (used in) financing activities	(11,157,751)	(62,373,714)	102,403,715
Effect of exchange rate changes	(12,826,762)	(8,028,939)	11,612,791
Net decrease in cash and cash equivalents	(61,802,379)	(708,843)	(23,907,081)
Cash and cash equivalents, beginning of year (includes $23,463,634, $33,371,486 of cash in assets of discontinued operations on December 31, 2015 and 2016)	99,847,604	38,045,225	37,336,382
Cash and cash equivalents, end of year	$38,045,225	$37,336,382	$13,429,301
Supplemental disclosure of cash flow information
Interest paid, net of capitalized interest	2,919,990	2,973,128	3,936,302
Income tax paid	-	79,976	42,877
Non-cash investing and financing transactions
Payables for purchase of property, plant and equipment	-	(2,051,958)	(25,562,367)
Payable for capital lease	-	-	(28,783,346)
Issuance of ordinary shares for the disposal of discontinued business	-	-	-

RENESOLA LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND NATURE OF OPERATIONS

ReneSola Ltd was incorporated in the British Virgin Island on March 17, 2006. On January 29, 2008, the Company became listed on the New York Stock Exchange (NYSE) in the United States. ReneSola Ltd and its subsidiaries (collectively the “Company”) were principally engaged in the manufacture and sale of solar power products including virgin polysilicon, monocrystalline and multi crystalline solar wafers and photovoltaic (PV) cells and modules. From 2012, the Company began entering into arrangements to develop commercial solar power projects, or project assets, which consists primarily of solar power project development, Engineering, Procurement and Construction (“EPC”) services. On September 29, 2017, the Company announced that it completed restructuring to dispose of its manufacturing business (including polysilicon, solar wafer, solar cell and solar module manufacturing) and LED distribution business (collectively the “discontinued business”) to a related party to help the Company transform its business model to focus on its solar power project business (Note 3).

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

(a) Basis of presentation

The consolidated financial statements have been prepared and presented in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The realization of assets and the satisfaction of liabilities in the normal course of business are dependent on, among other things, the Company’s ability to generate cash flows from operations, and the Company’s ability to arrange adequate financing arrangements, to support its working capital requirements.

The Company has performed a review of its cash flow forecast for at least the twelve months following the issuance date of these financial statements. The Company expects the solar power project business to generate positive cash inflow in the forecasted period. In addition, the Company plans to continue its financing arrangements, such as renew and enter into new bank borrowings and financing lease and other arrangements, and equity contribution to meet the working capital and expenditures requirements.

Based on the above factors, management believes that adequate sources of liquidity exist to fund the Company’s working capital and capital expenditures requirements, and to meet its short term debt obligations, other liabilities and commitments as they become due for at least twelve months from the issuance date of these financial statements.

Disposal of manufacturing business and LED distribution business

On September 25, 2017 (the “Disposal Date”), the Company transferred all of the Company’s assets and liabilities related to its manufacturing business (including polysilicon, solar wafer, solar cell and solar module manufacturing) and LED distribution business to Mr. Xianshou Li, Chairman and Chief Executive Officer of the Company, through a transfer of all the share capital in ReneSola Singapore Pte. Ltd. (“ReneSola Singapore”), a wholly-owned subsidiary of ReneSola prior to the Disposal Date.

The financial results of ReneSola Singapore, together with its subsidiaries, for the twelve months ended December 31, 2015 and 2016, and the 9 months ended September 30, 2017 have been classified as discontinued operations within the accompanying consolidated financial statements. As the disposal date was just prior to the end of the quarter, there was no material transactions during the 5 days between September 25 and September 30, 2017; therefore, the disposal transaction was measured as of September 30, 2017. Unless otherwise indicated, amounts provided in these Notes pertain to continuing operations only (see Note 3 for information on discontinued operations).

(b) Basis of consolidation

The consolidated financial statements include the financial statements of ReneSola Ltd and its subsidiaries. All inter-company transactions, balances and unrealized profits and losses have been eliminated on consolidation.

(c) Discontinued operations

A component of a reporting entity or a group of components of a reporting entity that are disposed or meet the criteria to be classified as held for sale, such as the management, having the authority to approve the action, commits to a plan to sell the disposal group, should be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. Discontinued operations are reported when a component of an entity comprising operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity is classified as held for disposal or has been disposed of, if the component either (1) represents a strategic shift or (2) have a major impact on an entity’s financial results and operations. Examples include a disposal of a major geographical location, line of business, or other significant part of the entity, or disposal of a major equity method investment. In the consolidated statement of operations, result from discontinued operations is reported separately from the income and expenses from continuing operations and prior periods are presented on a comparative basis. In order to present the financial effects of the continuing operations and discontinued operations, revenues and expenses arising from intra-group transactions are eliminated except for those revenues and expenses that are considered to continue after the disposal of the discontinued operations.

(d) Fair value measurement

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

(e) Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses for the reporting periods presented. Actual results could materially differ from these estimates. Significant accounting estimates are susceptible to changes with the acquisition of the information, which include revenue recognition for sales of solar power projects, inputs used to recognize revenue over time, EPC warranties, allowances for doubtful receivables, valuation of deferred tax assets, recoverability of the carrying value of long-lived assets and project assets.

(f) Cash and cash equivalents

Cash and cash equivalents represent cash on hand and held with banks, including demand deposits, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less when purchased.

(g) Project assets and deferred project costs

In 2012, the Company began entering into arrangements to develop commercial solar power projects (“project assets”) for sale upon their completion. Project assets consist primarily of costs relating to solar power projects in various stages of development that are capitalized prior to entering into a definitive sales agreement for the solar power project. These costs include certain acquisition costs, land costs and costs for developing and constructing a solar power project. Development costs can include legal, consulting, permitting, and other similar costs. Construction costs can include execution of field construction, installation of solar equipment, and solar modules and related equipment. Interest costs incurred on debt during the construction phase are also capitalized within project assets. The Company does not depreciate the project assets, when they are considered held for sale. Any revenue generated from a solar power project connected to the grid would be considered incidental revenue and accounted for as a reduction of the capitalized project costs for development. In addition, the Company presents all expenditures related to the development and construction of project assets as a component of cash flows from operating activities.

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

The Company capitalizes the costs related to solar power projects in various stages of development prior to entering into a definitive sales agreement for the solar power project and classifies these costs as project assets on the consolidated balance sheets when the criteria in ASC 360-10-45-9 are met. If not met, the Company reclassifies them to property, plant and equipment, unless the delay in the period required to complete the sale is caused by events or circumstances beyond the Company’s control.

Deferred project costs represents costs that are capitalized as deferred project assets for arrangements that are accounted for as real estate transactions after the Company has entered into a definitive sales arrangement, but before the sale is completed or before all criteria to recognize the sale as revenue is met. The Company classifies deferred project costs as noncurrent if satisfaction of all revenue recognition criteria are not expected within the next 12 months. As of December 31, 2015, the Company entered into a sale transaction for one project asset, which includes contractual provisions which may require the Company to repurchase the project asset under certain circumstances, and the revenue recognition criteria is not met until the issuance of the final acceptance certificate (“FAC”) by the customer. The repurchase provisions expired on June 30, 2017 and the FAC was received in March 2018. Deferred project costs as of December 31, 2016 and 2017 were derived from this one project. Therefore, the Company has classified the project asset as non-current deferred project costs as of December 31, 2016 and current deferred project cost as of December 31, 2017.

The Company reviews project assets and deferred project costs for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company considers a project commercially viable or recoverable if it is anticipated to be sold for a profit once it is either fully developed or fully constructed. The Company considers a partially developed or partially constructed project commercially viable or recoverable if the anticipated selling price is higher than the carrying value of the related project assets and the estimated costs to complete. The Company examines a number of factors to determine if the project will be recoverable, the most notable of which include whether there are any changes in environmental, ecological, permitting, market pricing or regulatory conditions that impact the project. Such changes could cause the costs of the project to increase or the selling price of the project to decrease. If a project is not considered recoverable, the Company impairs the respective project assets and adjusts the carrying value to the estimated recoverable amount, with the resulting impairment recorded within operations. The Company did not recognize any impairment losses on project assets for the years ended December 31, 2015, 2016 and 2017, respectively.

(h) Contract costs

The Company provides EPC services including engineering design, construction contracting and management, procurement of PV modules, balance-of-system components and other components. Contract costs generally include all direct costs, such as materials, direct labor, and subcontracts, and indirect costs identifiable with or allocable to the contracts.

Contract costs also include the costs related to the design, engineering, and costs of all PV modules and materials needed for the projects for the cooperation arrangements with third party to jointly construct the power projects for sale.

Contract costs are accumulated and are charged to operations as the related revenue from contracts is recognized. Refer to the note 2 (r) Solar power project development section c) and note 2 (r) EPC services for the corresponding revenue streams.

(i) Advances to suppliers and advances for purchases of property, plant and equipment

In order to secure a stable supply of construction materials, the Company makes advance payments to suppliers for raw material supplies and advances for purchases of long-lived assets which are offset against future deliveries. Advances to suppliers for purchases expected within twelve months as of each balance sheet date are recorded as advances to suppliers in current assets and those associated with purchases expected over longer periods of time are recorded in non-current advance to suppliers. As of December 31, 2016 and 2017, advances to suppliers in current assets were $ 4,220,864 and $ 379,792, respectively, and non-current advances to suppliers for construction materials supplies was nil. Advances for property, plant and equipment are recorded in non-current assets and were $416,201 and nil as of December 31, 2016 and 2017. The Company does not require collateral or other security against its advances to suppliers. As a result, the Company’s claims for such prepayments are unsecured, which exposes the Company to the suppliers’ credit risk. The Company performs ongoing credit evaluations of the financial condition of its material suppliers

(j) Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and impairment. Depreciation is computed on a straight-line basis over the following estimated useful lives:

Buildings	40-50 years
Plant and machinery	10-25 years
Motor vehicles	4-5 years
Office equipment	3-5 years
Power stations	25 years

Construction in progress represents mainly the construction of solar power projects the Company will own and operate for electricity generation. Costs incurred in the construction are capitalized and transferred to property, plant and equipment upon completion, at which time depreciation commences.

Expenditures for repairs and maintenance are expensed as incurred. The gain or loss on disposal of property, plant and equipment, if any, is the difference between the net sales proceeds and the carrying amount of the disposed assets, and is recognized in the consolidated statement of operations upon disposal.

(k) Assets held-for-sale

Assets and asset disposal groups are classified as held-for-sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when management has committed to a plan of sale and the sale is highly probable, the assets are available for immediate sale in their present condition and they are expected to qualify for recognition as a completed sale within one year from the date of classification. Assets and liabilities classified as held for sale are measured at lower of their carrying amount and fair value less costs to sell.

Long-lived assets to be sold shall be classified as held for sale considering the recognition criteria in ASC 360-10-45-9 in which all of the following criteria are met:

●	Management, having the authority to approve the action, commits to a plan to sell the asset.

●	The asset is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets.

●	An active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated.

●	The sale of the asset is probable, and transfer of the asset is expected to qualify for recognition as a completed sale, within one year.

●	The asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value.

●	Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

(l) Interest capitalization

The Company capitalizes interest costs as part of the costs of constructing certain assets during the period of time required to get the assets ready for their intended use. The Company capitalizes interest to the extent that expenditures to construct an asset have occurred and interest costs have been incurred. The interest capitalized for project assets forms part of the cost of revenues when such project assets are sold and all revenue recognition criteria are met. The interest are capitalized for solar power projects that are classified as property, plant and equipment and built for the Company to own and operate for electricity generation before the projects are completed and put into operation. Interest capitalization ceases once a project is substantially complete or no longer undergoing construction activities to prepare it for its intended use.

(m) Impairment of long-lived assets

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

The impairment losses of long-lived assets were nil for the years ended December 31, 2015, 2016 and 2017 respectively.

(n) Leases

Leases are classified as capital or operating leases. A lease that transfers to the lessee substantially all the benefits and risks incidental to ownership is classified as a capital lease. At inception, a capital lease is recorded at the present value of minimum lease payments or the fair value of the asset, whichever is less. Assets under capital leases are amortized on a basis consistent with that of similar fixed assets or the lease term, whichever is less.

Operating lease costs are recognized on a straight-line basis over the lease term. From time to time, the Company’s subsidiaries are asked to prepay the lease costs for over one year. As of December 31, 2017, the prepaid rental fees of US$3,425,098 was recorded in other non-current assets.

For a sale-leaseback transaction, when the transaction involves real estate or integral equipment, sale-leaseback accounting shall be used by a seller-lessee only if the transaction includes all of the following a) A normal leaseback; b) Payment terms and provisions that adequately demonstrate the buyer-lessor’s initial and continuing investment in the property; c) Payment terms and provisions that transfer all of the other risks and rewards of ownership as demonstrated by the absence of any other continuing involvement by the seller-lessee.

Equipment is determined to be integral when the cost to remove the equipment from its existing location, ship and reinstall at a new site, including any diminution in fair value, exceeds 10% of the fair value of the equipment at the time of original installation.

If a sale-leaseback of real estate qualifies for sale-leaseback accounting, an analysis is performed to determine if the Company can record a sale and remove the assets from the balance sheet and recognize the lease; and if so, to determine whether to record the lease as either an operating or capital lease.

If a sale-leaseback transaction does not qualify for sale-leaseback accounting because of any form of continuing involvement by the seller-lessee other than a normal leaseback, it is accounted for as a financing, whichever is appropriate under ASC 360.

(o) Deferred convertible notes issuance costs

Debt issuance costs are deferred and amortized using effective interest method through the earliest redemption date. The amortization, recorded in interest expense, was $764,527, $32,935 and nil for the years ended December 31, 2015, 2016 and 2017, respectively.

(p)Contingencies

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

(q) Income taxes

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. Before 2016, the component of the deferred tax assets and liabilities were individually classified as current and non-current based on the characteristics of the underlying assets and liabilities, or the expected timing of their use when they did not relate to a specific asset or liability. From 2016, the Company adopted ASU2015-17 prospectively, and as of December 31, 2016 and 2017, the components of the deferred tax assets and liabilities are all classified as non-current in a classified statement of financial position.

(r) Revenue recognition

Solar power project development

a) Sale of project assets

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

For sales agreements that have energy generation performance guarantees covering a certain timeframe, if there is an underperformance event, the Company may incur liquidated damages as a percentage of the EPC contract price. The Revenue recognized is reduced by the maximum amount of the payable liquidated damage, which amount is deferred until the end of the guarantee period.

For sales agreements that have conditional repurchase clauses if certain events occur, such as not achieving specified guaranteed performance level within a certain timeframe, the Company will defer and will not recognize revenue on such sales agreements until the conditional repurchase clauses are of no further force or effect and all other necessary revenue recognition criteria have been met.

b) Sale of project asset rights

The Company also sells the project rights to customers through the disposal of project companies holding the relevant permits. For these transactions, the project companies could either own the land or lease the land under the lease term that could cover the entire power plant’s life. For the transactions with the land owned, the Company accounts the entire transaction under the revenue recognition guidance of ASC 360-20 Real Estate. Under the provisions of real estate accounting, the Company recognizes revenue under full accrual method when all of the requirements mentioned in the sale of project assets above are met. For the transactions with the land leased, the Company recognizes revenue when the revenue is realized or realizable and earned in accordance with ASC 605-10-S99-1. In these transactions, the Company is also responsible for locating the electricity end subscribers for certain percentage of the entire contract consideration. A consideration reduction will occur if the located end subscribers don’t reach to a defined threshold per the contract terms. The portion of the revenue is not recognized until the contingency has been removed, that is when the relevant subscription agreements are effective. Costs incurred during the course of obtaining permits are capitalized and recorded in project assets before the sale of project rights is completed.

c) Jointly arrangements of power projects for sale

The Company also enters into cooperation arrangement to jointly construct power projects for sale. In the arrangement, the Company’s performance obligations generally including design, engineering, procurement of all PV modules, materials needed for the projects and locating end subscriptions, while the counterparty is the primary obligor for constructing the power projects under the joint cooperation agreement, holds the ownership of the land and power projects and sell the power projects. The Company and the counterparty each generally receive 50% of the total selling price of the power projects. The Company recognizes revenue, representing 50% of the selling price of the power projects, from this arrangement when the revenue is realized or realizable and earned in accordance with ASC 605-10-S99-1, which is normally when the power projects are sold to the external buyers, when all of the following requirements are met: (a) persuasive evidence of an arrangement exists; (b) delivery has occurred or services have been rendered; (c) the seller’s price to the buyer is fixed or determinable; and (d) collectability is reasonably assured.

EPC Services

The Company provides engineering, procurement and construction (“EPC”) services under the EPC contracts to design and build the power plant on customer’s site per customer’s request.

The Company generally recognize revenue for EPC services over time using a percentage-of completion method as the Company’s performance creates or enhances an energy generation asset controlled by the customer per ASC 605-35. In applying the percentage-of-completion method, the Company follows the cost-to-cost method and uses the actual costs incurred relative to the total estimated costs (including module costs) in order to determine the progress towards completion and calculate the corresponding amount of revenue and profit to recognize. Costs incurred include direct materials, solar modules, labor, subcontractor costs, and those indirect costs related to contract performance, such as indirect labor and supplies. When contracts specify that title to direct materials and solar modules transfers to the customer before installation has been performed, the Company will not recognize revenue or the associated costs until those materials are installed and have met all other revenue recognition requirements.

The percentage-of-completion method of revenue recognition requires the Company to make estimates of net contract revenues and costs to complete our projects. In making such estimates, management judgments are required to evaluate significant assumptions including the amount of net contract revenues, the cost of materials and labor, subcontractor costs, the impact of potential variances in schedule completion, and the impact of any penalties, claims, change orders, or performance incentives.

If estimated total costs on any contract are greater than the net contract revenues, the Company recognizes the entire estimated loss in the period the loss becomes known. The cumulative effect of the revisions to estimates related to net contract revenues and costs to complete contracts, including penalties, claims, change orders, performance incentives, anticipated losses, and others are recorded in the period in which the revisions to estimates are identified and the amounts can be reasonably estimated. The effect of the changes on future periods are recognized as if the revised estimates had been used since revenue was initially recognized under the contract. Such revisions could occur in any reporting period, and the effects may be material depending on the size of the contracts or the changes in estimates. For the years ended December 31, 2015, 2016 and 2017, no such revisions occur.

The Company bills the customer based on progress billing terms in the contract. Accounts receivable from EPC services (unbilled) represents revenue that has been recognized in advance of billing the customer, which is common for long-term construction contracts. The Company typically recognizes revenue from contracts for the construction and sale of PV solar power systems over time using cost based input methods, which recognizes revenue and gross profit as work is performed based on the relationship between actual costs incurred compared to the total estimated costs of the contract. Accordingly, revenue could be recognized in advance of billing the customer, resulting in an amount recorded to “Accounts receivable from EPC services (unbilled)” as disclosed in Note 4. Once the Company has an unconditional right to consideration under a construction contract, the Company typically bills the customer accordingly and reclassifies the “Accounts receivable from EPC services (unbilled)” to “Accounts receivable from EPC services (billed).” Billing requirements vary by contract but are generally structured around the completion of certain construction milestones. Certain of the EPC contracts for PV solar power systems contain retainage provisions. Retainage represents contract costs for the portion of the contract price earned for work performed, but held for payment by the customer as a form of security until certain defined timeframe has been reached. The Company considers whether collectability of such retainage is reasonably assured in connection with the Company’s overall assessment of the collectability of amounts due or that will become due under the EPC contracts. Retainage included within “Accounts receivable from EPC services (unbilled)” is expected to be billed and collected within the next 12 months. After the Company has satisfied the EPC contract requirements and have an unconditional right to consideration, the retainage is billed and reclassified to “Accounts receivable from EPC services (billed).” Refer to Note 4 for detail breakdown of the “Accounts receivable from EPC services (unbilled)” and “Accounts receivable from EPC services (billed)” amounts.

For EPC services, the Company provides limited warranty for certain years for the modules, materials and construction part of the power plants. Although the Company subcontracts the construction to third party developers and purchase the raw materials and modules from third party suppliers, the Company is the primary obligor for the limited warranties such as solar module product warranty for a period of five to ten years, warranties for defects in engineering design, installation, workmanship for a period of one to two years and records a liability “Accrued EPC warranty liabilities” which is grouped under “Other current liabilities” in the Consolidated Balance Sheet and disclosed in Note 11. On another hand, the Company has a legally enforceable right to recover these warranties from the subcontractor and suppliers as these parties have contracted with the Company to assume these warranty obligations, and that the Company will also record receivables for expected reimbursement in amounts that the Company believes are probable as “EPC Warranty reimbursement receivables” which is grouped under “Prepaid expenses and other current assets” in the Consolidated Balance Sheet and disclosed in Note 5. The EPC warranty expenses and expected recovery amounts related to warranties are recorded net in expense in the Consolidated Statement of Operations on the basis that the amounts provided by the subcontractor and suppliers are a reimbursement of the Company’s costs. As of December 31, 2016 and 2017, the liabilities and receivables are not material. The related expenses for the three years ended Dec 31, 2015, 2016 and 2017 are also not material.

Electricity revenue generation

The Company recognizes electricity generation revenue for company operated power plant when persuasive evidence of a power purchase arrangement with the power grid company exists, electricity has been generated and been transmitted to the grid and the electricity generation records are reconciled with the grid companies, the price of electricity is fixed or determinable and the collectability of the resulting receivable is reasonably assured. Note that the Company is entitled to the feed-in tariff(s) (FIT) that the government guaranteed and subsidized electricity sale price at which solar power projects can produce green energy. The Company recognizes the FIT as part of the electricity generation revenue when the entitlement to receipt of such FIT is fulfilled.

Revenue from green certificates

The Company receives green energy certificates based on electricity generated from the power plants in a subsidiary. The Company sells these certificates to buyers who can then meet the mandatory government quota per year for green energy produced. The Company believes that these green certificates are government incentive and the sale of green energy certificates does not fall into derivative and lease accounting scope. The Company recognizes revenue for the sale in accordance with ASC 605-10-S99-1 when persuasive evidence of a green certificate purchase arrangement with the buyer exists, green certificates have been delivered to the buyer, the price of total green certificates sold is fixed or determinable and the collectability of the resulting receivable is reasonably assured.

For the years ended December 31, 2015, 2016 and 2017, revenue from green certificates were $ 1,534,297, $ 1,708,163 and $ 4,184,724, respectively, and are included in electricity generation revenue.

Value added tax (“VAT”)

Value added tax (“VAT”) at a differentiated rates on invoice amount is collected on behalf of tax authorities in respect of the different types of revenues and is not recorded as revenue. VAT paid for purchases, net of VAT collected from customers, is recorded as an asset.

(s) Deferred project revenue

Deferred project revenue was $32,242,995 and $20,791,918 on December 31, 2016 and 2017, respectively, and mainly represented customer payments received or customer billings made under the terms of solar power project related sales contracts for which all revenue recognition criteria for real estate transactions have not yet been met. The associated solar power project related costs are included as deferred project costs. The Company classifies such amounts as current or noncurrent depending on when all revenue recognition criteria are expected to be met, consistent with the classification of the associated deferred project costs.

(t) Other operating expense (income)

Other operating expense (income) primarily consists of gains or losses on disposal of property, plant and equipment.

(u) Foreign currency

The functional currency of ReneSola Ltd (the parent) is the United States Dollar (“U.S. dollar”). The functional currency of ReneSola’s subsidiaries in the PRC is Renminbi (“RMB”). The functional currency of the overseas subsidiaries normally is the local currency the subsidiary domiciles.

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

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Company’s cash and cash equivalents denominated in RMB amounted to RMB 14,629,660 ($2,107,110) and RMB19,626,332 ($3,016,508) on December 31, 2016 and 2017, respectively.

(v) Fair value of financial instruments

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

(w) Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing income attributable to holders of common shares by the weighted average number of common shares outstanding during the year. Diluted earnings (loss) per share reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted into common shares.

(x) Share-based compensation

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

(y) Comprehensive income (loss)

Comprehensive income is the change in equity during a period from transactions and other events and circumstances from non-shareholder sources and included net income and foreign currency translation adjustments. As of December 31, 2016 and 2017, accumulated other comprehensive income represented of foreign currency translation adjustments.

(z) Treasury Stock

On September 23, 2015, the Company’s Board of Directors authorized the Company to repurchase up to $20 million of its ADSs, each representing its ten ordinary shares (Note in February 2017, the Company changed the number of the Company’s shares represented by each American Depositary Share (“ADS”) from two (2) shares to ten (10) shares) in aggregate value of its outstanding ordinary shares through open market or private transactions during the twelve months period ending in September, 2016, depending on market condition.

In the year ended December 31, 2015, the Company repurchased an aggregate of 161,477 ADSs, representing 1,614,776 ordinary shares, on the open market for total cash consideration of $812,184 as treasury stock. As of December 31, 2015 the Company cancelled all the treasury stock.

In September 2016, the Company’s Board of Directors decided to extend the share repurchase program for another 12 months ending September 2017.

In the year ended December 31, 2016, the Company repurchased an aggregate of 280,429 ADSs, representing 2,804,286 ordinary shares, on the open market for total cash consideration of $1,493,352 as treasury stock.

As of December 31, 2016, the Company had cancelled 1,352,586 of the treasury stock from the 2016 repurchase and in 2017 cancelled the remaining 1,451,700 shares of the treasury stock. There was no outstanding treasury stocks as of December 31, 2017.

(aa) Concentrations of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable, advances to suppliers and other receivables. The Company places its cash and cash equivalents with financial institutions with good reputation and quality. The Company conducts credit evaluations of customers and generally does not require collateral or other security from its customers. The Company establishes an allowance for doubtful receivables mainly based on the age of receivables and factors surrounding the credit risk of specific customers.

(ab) Recently issued accounting pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606),” a new standard on revenue which will supersede the revenue recognition requirements in ASC 605. In August 2015, the FASB issued ASU No. 2015-14, “Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date,” which delays the effective date of ASU 2014-09 by one year. The FASB also agreed to allow entities to choose to adopt the standard as of the original effective date. In March 2016, the FASB issued ASU No. 2016-08, “Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net),” which clarifies the implementation guidance on principal versus agent considerations. Further, in 2016, the FASB issued five amendments to the new standard. The new standard, as amended, sets forth a single comprehensive model for recognizing and reporting revenues. The new guidance requires the Company to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new guidance requires the Company to apply the following steps: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when, or as, the Company satisfies a performance obligation. The standard also requires additional financial statement disclosures that will enable users to understand the nature, amount, timing and uncertainty of revenues and cash flows relating to customer contracts. The standard is effective for public companies for fiscal years, and interim periods within those years, beginning on or after December 31, 2017. Early adoption is permitted but not before periods beginning on or after January 1, 2017. The Company expects to adopt the standard starting January 1, 2018. The standard allows for two methods of adoption: the full retrospective adoption, which requires the standard to be applied to each prior period presented, or the modified retrospective adoption, which requires the cumulative effect of adoption to be recognized as an adjustment to opening retained earnings in the period of adoption. The Company anticipates adopting the standard using the modified retrospective method.

The Company expects this adoption to primarily affect certain solar power project sales arrangements currently accounted for under ASC 360-20, which requires the Company to evaluate whether such arrangements have any forms of continuing involvement that may affect the revenue or profit recognition of the transactions, including arrangements with prohibited forms of continuing involvement requiring the Company to reduce the potential profit on a project sale by the maximum exposure to loss, variable considerations for energy performance guarantees, minimum electricity end subscription commitments for sales of project asset rights . The Company is in the process of identifying and evaluating all of its contracts with customers, and comparing the requirements of the new standard with its current accounting policies. This includes an analysis of, among other things: the timing of revenue recognition, the allocation of value for performance obligations that might be bundled within contractual arrangements, and the method of recording revenue on a gross vs. net basis. Further, the Company is evaluating whether any revenue-related costs for commissions, customer acquisition or similar costs, variable considerations would be affected by the new standard. The Company is also evaluating the impact of the additional required disclosure, including disaggregation of revenue, under the new standard. With the analysis performed to date, the Company anticipates that ASU 2014-09, which supersedes the real estate sales guidance under ASC 360-20, will not result in material earlier recognition of revenue and profit. In addition, the Company expects revenue recognition for other sales arrangements, to remain materially consistent with the current practice.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments-Overall (Subtopic 825-10)-Recognition and Measurement of Financial Assets and Financial Liabilities. ASU 2016-01 changes how entities measure certain equity investments and present changes in the fair value of financial liabilities measured under the fair value option that are attributable to their own credit. The guidance also changes certain disclosure requirements and other aspects of current U.S. GAAP. Further, in March 2018, the FASB issued ASU 2018-03 “Technical Corrections and Improvements to Financial Instruments — Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities,” which provides further guidance on adjustments for observable transaction for equity securities without a readily determinable fair value and clarification on fair value option for liabilities instruments. ASU 2016-01 is effective for fiscal years and interim periods within those years beginning after December 15, 2017, and certain provisions of the guidance may be early adopted. We do not expect the adoption of ASU 2016-01 and 2018-03 to have a significant impact on our consolidated financial statements and associated disclosures.

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842) “. This update requires an entity to recognize lease assets and lease liabilities on the balance sheet and to disclose key information about the entity’s leasing arrangements. ASU 2016-02 is effective for annual reporting periods, and interim periods therein, beginning after December 15, 2018, with early application permitted. A modified retrospective approach is required.  The Company is still in the process of assessing the potential financial impact the adoption will have to the Company.

In March, 2016, the FASB issued Accounting Standards Update No. 2016-09 (ASU 2016-09), “Compensation – Stock Compensation (Topic 718)”, which simplifies several aspects of the accounting for employee share-based payment transactions for both public and nonpublic entities, including the accounting for income taxes, forfeitures, and statutory tax withholding requirements, as well as classification in the statement of cash flows. The ASU is effective for annual periods beginning after December 15, 2016 and early adopt is permitted. The Company has adopted the standard in the first quarter of 2017 and assessed that there’s no material impact of the standard on our consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326), to provide financial statement users with more useful information about expected credit losses. ASU 2016-13 also changes how entities measure credit losses on financial instruments and the timing of when such losses are recorded. ASU 2016-13 is effective for fiscal years and interim periods within those years beginning after December 15, 2019, and early adoption is permitted for periods beginning after December 15, 2018. We are currently evaluating the impact ASU 2016-13 will have on our consolidated financial statements and associated disclosures.

In August, 2016, the FASB issued Accounting Standards Update No. 2016-15 (ASU 2016-15), “Statement of Cash Flows”. The new guidance is intended to reduce the diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The ASU is effective for public companies for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including interim periods within those fiscal years. An entity that elects early adoption must adopt all of the amendments in the same period. The guidance requires application using a retrospective transition method. We do not expect the adoption of ASU 2016-15 to have a significant impact on our consolidated financial statements and associated disclosures.

In October 2016, the FASB issued Accounting Standards Update No. 2016-16 (ASU 2016-16), “Income Taxes (Topic 740), Intra-Entity Transfers of Assets Other Than Inventory”. The new guidance requires that entities recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs, rather than when the asset is sold to an outside party. The guidance is effective for annual reporting periods beginning after December 15, 2017, including interim periods within those annual reporting periods. Early adoption is permitted as of the beginning of an annual reporting period (as of the first interim period if an entity issues interim financial statements). The new guidance requires adoption on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption. We do not expect the adoption of ASU 2016-16 to have a significant impact on our consolidated financial statements and associated disclosures.

In November, 2016, the FASB issued Accounting Standards Update No. 2016-18 (ASU 2016-18), “Statement of Cash Flows”, which amends ASC 230 to add or clarify guidance on the classification and presentation of restricted cash in the statement of cash flows. The ASU is effective for annual and interim periods beginning after December 15, 2017 and early adoption is permitted. We do not expect the adoption of ASU 2016-18 to have a significant impact on our consolidated financial statements and associated disclosures.

In January 2017, the FASB issued ASU No. 2017-01, “Business Combinations (Topic 805): Clarifying the Definition of a Business” (“ASU 2017-01”), which clarifies the definition of a business to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. The standard introduces a screen for determining when assets acquired are not a business and clarifies that a business must include, at a minimum, an input and a substantive process that contribute to an output to be considered a business. The ASU is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company has adopted ASU 2017-01 in the current year and the adoption had no material impact on the Company’s consolidated financial statements.

In August 2017, the Financial Accounting Standard Board (“FASB”) issued ASU 2017-12, Derivatives and Hedging (Topic 815) – Targeted Improvements to Accounting for Hedging Activities, to simplify certain aspects of hedge accounting for both non-financial and financial risks and better align the recognition and measurement of hedge results with an entity’s risk management activities. ASU 2017-12 also amends certain presentation and disclosure requirements for hedging activities and changes how an entity assesses hedge effectiveness. ASU 2017-12 is effective for fiscal years and interim periods within those years beginning after December 15, 2018, and early adoption is permitted. We are currently evaluating the impact ASU 2017-12 will have on our consolidated financial statements and associated disclosures.

In February 2018, the Financial Accounting Standard Board (“FASB”) issued ASU 2018-02, Income Statement – Reporting Comprehensive Income (Topic 220) – Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income, to allow entities to reclassify the income tax effects of the Tax Act on items within accumulated other comprehensive income to retained earnings. ASU 2018-02 is effective for fiscal years and interim periods within those years beginning after December 15, 2018, and early adoption is permitted. We are currently evaluating the impact ASU 2018-02 will have on our consolidated financial statements and associated disclosures.

3. DISCONTINUED OPERATIONS

On September 25, 2017, the Company completed a share repurchase and subscription agreement (the “SPA”) with Mr. Xianshou Li, the Company’s Chairman and Chief Executive Officer (the “Buyer”) for the sale of the Company’s manufacturing (including polysilicon, solar wafer, solar cell and solar module manufacturing) and LED distribution businesses. The transaction also transferred substantially all of the Group’s related indebtedness to Li. The transaction resulted in:

1)	The Company was no longer be liable for the bank borrowings approximating RMB3 billion ($461 million) which was assumed by the Buyer as part of the net assets of discontinued operations as of the disposal date;
2)	The Buyer forgave approximately $217.4 million of intercompany payables owed to it by the Company; and
3)	The Company issued 180 million ordinary shares (“18 million ADS”) with a fair value of approximately $42.5 million to ReneSola Singapore Pte. Ltd., an entity to be fully owned by the Buyer upon completion.

Assets and liabilities related to the discontinued businesses were reclassified as assets/liabilities held for sale as of December 31, 2016, while results of operations related to the discontinued businesses, including comparatives, were reported as loss from discontinued operations.

A reconciliation of disposal gain is presented as follows.

Reconciliation of disposal gain:

Item	Amount in US$ million
Waiver of the Company’s payable to the Buyer of the discontinued operations	217.4
Fair value of shares issued to the Buyer	(42.5)
Net assets of discontinued operations as of the disposal date	(133.6)
Release of currency translation difference due to discontinued operations	65.0
Disposal Gain	106.3

Results of the discontinued operations

			January 1 – September 30
	2015	2016	2017

Revenues	$1,165,700,510	$849,331,555	$472,568,586
Cost of revenues	(1,000,861,822)	(747,068,354)	(457,058,538)

Gross Profit	164,838,688	102,263,201	15,510,048

Operating (expenses)/income:
Selling and marketing	(72,061,281)	(46,914,631)	(24,259,869)
General and administrative	(51,896,423)	(44,629,891)	(32,341,022)
Research and development	(43,905,312)	(27,286,652)	(14,715,027)
Other income	16,009,232	3,771,645	8,776,633
Impairment loss of assets	-	(4,624,979)	-
Total operating expenses	(151,853,784)	(119,684,508)	(62,539,285)

Income/(Loss) from operations	12,984,904	(17,421,307)	(47,029,237)

Interest income	2,836,225	2,349,791	1,144,135
Interest expenses	(41,418,331)	(32,097,477)	(25,518,288)
Exchange (loss)/gain	(935,402)	9,945,642	(7,095,061)
Gain/(losses) on derivatives	1,941,019	4,592,125	(1,284,379)
Loss from discontinued operations before income taxes	(24,591,585)	(32,631,226)	(79,782,830)
Income tax (expense)/benefit, net	(696,807)	(2,161,507)	4,748,324

Loss from discontinued operations, net of tax	$(25,288,392)	$(34,792,733)	$(75,034,506)

Assets and liabilities of the discontinued operations

December 31, 2016
Assets
Cash and cash equivalents	$33,371,486
Restricted cash	95,861,139
Accounts receivable, net of allowances for doubtful accounts	72,732,734
Notes receivable, net - third parties	43,858,319
Inventories	143,975,999
Advances to suppliers-current	10,722,586
Amounts due from related parties	13,065,625
Prepaid income tax	1,020,676
Prepayments and other current assets	19,315,500
Derivative assets	2,715,736
Assets held-for-sales	7,558,218
Total current assets	444,198,018

Property, plant and equipment, net	471,096,623
Prepaid land rent, net	31,850,188
Deferred tax assets, non-current	15,391,396
Restricted cash – non current	429,706
Other long-lived assets	15,085,774
Total non-current assets	533,853,687
Total assets of the discontinued operations	978,051,705

Liabilities
Short-term borrowings from third parties	595,433,960
Notes payable - third parties	223,302,995
Advances from third parties	21,493,334
Amounts due to related parties	1,257,367
Other current liabilities	53,774,987
Income tax payable	221,397
Total current liabilities	895,484,040

Warranty	35,058,973
Deferred gain	20,824,155
Other long-term liabilities	865,964
Total non-current liabilities	56,749,092
Total liabilities	952,233,132
Net assets	$25,818,573

Note:

The intercompany receivables of US$173.4 million due from the continuing business were excluded from the Assets and liabilities of the discontinued operations table above.

4. ACCOUNTS RECEIVABLE, NET

	At December 31,
	2016	2017
Accounts receivables
– from EPC services (billed)	$-	$7,091,310
– from EPC services (unbilled)	-	1,835,203
– from solar power project assets	8,919	7,124,003
– from electricity revenue generation(1)	77,029	7,184,721
– others	-	76,849

Allowance for doubtful accounts	-	-
Accounts receivable, net	$85,948	$23,312,086

(1)	Accounts receivables from electricity revenue generation includes the receivables from the sales of green certificates.

ALLOWANCES FOR DOUBTFUL RECEIVABLES

The Company establishes an allowance for doubtful accounts primarily based on factors surrounding the credit risk of specific customers.

The Company did not make provision for doubtful debts during the years ended December 31, 2015, 2016 or 2017.

As of December 31, 2016 and 2017, no individual customer has greater than 10% of the accounts receivable.

5. PREPAID EXPENSE AND OTHER CURRENT ASSETS

	At December 31,
	2016	2017

Refundable deposits(1)	$1,821,545	$7,927,825
Prepaid rental fees(2)	-	1,652,826
EPC Warranty reimbursement receivables	-	132,007
Others	72,045	830,164

Total prepaid expenses and other current assets	$1,893,590	$10,542,822

(1)	As of December 31 2017, refundable deposits mainly represented refundable deposits for the bidding of the project asset construction rights.
(2)	As of December 31, 2017, prepaid rental fees mainly represented rooftop rental payments for solar systems for one year.

6. PROJECT ASSETS AND DEFERRED PROJECT COSTS

Project assets and deferred project costs consisted of the following at December 31, 2016 and 2017, respectively:

	At December 31,
	2016	2017
Project assets - Module cost	$6,822,294	$16,369,965
Project assets - Development	42,615,862	61,259,796
Project assets - Others	5,449,251	6,407,213
Total project assets	54,887,407	84,036,974

Current portion	48,177,416	76,556,400
Non-current portion	6,709,991	7,480,574

Total deferred project costs	16,374,899	17,957,041

Current portion	-	17,957,041
Non-current portion	16,374,899	-

Total project assets and deferred project costs	$71,262,306	$101,994,015

7. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net, comprise:

	At December 31,
	2016	2017
Buildings	$282,000	$282,000
Plant and machinery	4,873	1,097,710
Motor vehicles	-	50,971
Office equipment	50,170	39,247
Power stations	23,170,604	125,753,462

Less: Accumulated depreciation	(3,354,205)	(8,388,858)
	20,153,442	118,834,532
Construction in progress	5,147	35,824,545
Property, plant and equipment, net	$20,158,589	$154,659,077

Construction in progress mainly represents new solar power projects for self-electricity generation in China.

The carrying amount of the power stations of $23.2 million as of December 31, 2016 was reclassified from project assets to property plant and equipment at the point it no longer met the held for sale criteria. All these power stations were self-constructed for electricity generation purpose.

Depreciation expense for the years ended December 31, 2015, 2016 and 2017 was $3,548,898, $2,400,522 and $4,475,823, respectively.

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

Recurring basis

As of December 31, 2016 and December 31, 2017, there is no assets and liabilities measured on the Company’s consolidated balance sheet at fair value on a recurring basis subsequent to initial recognition.

Non-recurring basis

The carrying amount of long-term borrowing and liabilities approximates their fair value due to the fact that the related interest rates approximate rates currently offered by financial institutions for similar debt instruments of comparable maturities.

9. INCOME TAXES

The Company and its subsidiaries file separate income tax returns.

British Virgin Islands

Under the current laws of the British Virgin Islands(“BVI”), the Company’s subsidiary in BVI is not subject to tax on its income or capital gains. In addition, upon any payment of dividends by the Company, no British Virgin Islands withholding tax is imposed.

People’s Republic of China

On March 16, 2007, the National People’s Congress approved the Corporate Income Tax Law of the People’s Republic of China (the “CIT Law”) with effective on January 1, 2008. The CIT Law enacted a statutory income tax rate of 25%. Pursuant to PRC tax laws, certain subsidiaries of the Company are solar power generation enterprises, which are entitled to a three-year tax exemption from CIT mainly beginning from 2017 that approved by governing tax authorities and a 50% CIT reduction for the succeeding three year thereafter.

United States

ReneSola US is incorporated in California, the United States. It is subject to a progressive federal corporate income tax from 15% to 35% and California state income tax of 8.84%, which is deductible for federal income tax purpose.

The tax benefit (expense) from continuing operations comprises:

	Years ended December 31,
	2015	2016	2017
Income (Loss) before income tax
PRC	$-	$(69,465)	$2,938,038
Other jurisdictions	20,190,079	296,039	583,861

Total	20,190,079	226,574	3,521,899

Current tax benefit (expense)
PRC	-	-	(11,926)
Other jurisdictions	(34,721)	(283,829)	(222,094)

Subtotal	(34,721)	(283,829)	(234,020)
Deferred tax benefit (expense)		-
PRC	-	-	1,402
Other jurisdictions	57,912	151,737	(89,450)

Subtotal	57,912	151,737	(88,048)

Total income tax benefit (expense)	$23,191	$(132,092)	$(322,068)

There was no reversal or addition of unrecognized tax benefits during the year ended December 31, 2015, 2016 and 2017, respectively.

The Company classifies interest and penalties related to income tax matters in income tax expense. As of December 31, 2015, 2016 and 2017, there were no interests and penalties related to uncertain tax positions. As of December 31, 2016 and 2017, there was no accrual of uncertain tax benefits recognized by the Company. The Company does not anticipate any significant increases or decreases to its liabilities for unrecognized tax benefits within the next twelve months.

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

The principal components of deferred income tax assets and liabilities are as follows:

	At December 31,
	2016	2017
Deferred tax assets:
Accrued expenses	$-	$6,254
Tax losses	3,482,010	3,234,651
Others	-	55,282
Total gross deferred tax assets	3,482,010	3,296,187
Valuation allowance on deferred tax assets	(3,334,464)	(3,236,889)
Net deferred tax assets	$147,546	$59,298

As of December 31, 2017, the PRC Companies had net operating loss carry forwards of $2,017,109, of which $284,543 and $1,732,566 will expire in 2021 and 2022 respectively.

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

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible for tax purposes. As a result, the Company has recognized a valuation allowance of $3,334,464 and $3,236,889 as at December 31, 2016 and 2017, respectively.

Reconciliation between the applicable statutory income tax rate and the Company’s effective tax rate for the years ended December 31, 2015, 2016 and 2017 is as follows:

	Years ended December 31,
	2015	2016	2017
PRC applicable income tax rate	25%	25%	25%
Valuation allowance	1%	26%	(3)%
Preferential tax rate	-	-	(24)%
Effect of different tax rate of subsidiaries	(22)%	20%	(4)%
Others	(4)%	(13)%	(4)%
Effective income tax rate	0%	58%	(10)%

The following table sets forth the effect of preferential tax on China operations for the years ended December 31 2015, 2016 and 2017, respectively:

	Year ended December 31,
	2015	2016	2017
	USD	USD	USD

Preferential tax effect	$-	$-	$845,010
Basic earnings per share from continuing operations effect -decrease	-	-	-
Diluted earnings per share from continuing operations effect -decrease	$-	$-	$-

10. BORROWINGS AND OTHER FINANCING ARRANGEMENTS

a) Bank borrowings

The Company’s bank borrowings consist of the following:

	At December 31,
	2016	2017
Short-term	$-	$6,605,894
Long-term	28,835,700	32,513,900
	$28,835,700	$39,119,794

As of December 31, 2016, long-term borrowings of $28,835,700 was joint guaranteed by two subsidiaries of the Company.

As of December 31, 2017, short-term borrowings of $6,605,894 and long-term borrowings of $ 32,513,900 were joint guaranteed by the Company and its two subsidiaries. The short-term borrowings of $6,605,894 were also pledged by all the shares or ownership interests of the borrower, and project assets owned with carrying value equivalent to 130% of the principal.

i) Short-term

Interest rates are fixed for the short-term borrowings as of December 31, 2017. The weighted average interest rate of short term loans in the years ended December 31, 2017 was 6.0%. The borrowings are repayable within one year.

ii) Long-term

Interest rates are fixed for the above long-term bank loans. The weighted average interest rate of long-term borrowings was 6.58%, 6.80% and 5.80% in the years ended December 31, 2015, 2016 and 2017, respectively.

All the principals of the long-term bank loans should be repaid in 2020 as illustrated in the table below:

2018	$-
2019	-
2020	$32,513,900

 b) Financings associated with failed sale-lease back transactions

In 2017, certain subsidiaries of the Company (“seller-lessee”) sold material of self-built solar projects (“leased assets”) with carrying amount of $ 33,753,639 to different domestic financial leasing companies (“buyer-lessors”) for cash consideration of $ 39,535,563 and simultaneously entered into the contracts to lease back the leased assets from the buyer-lessors for 5 to 10 years. These arrangements are guaranteed by other subsidiaries of the Company and also pledged by the shares and rights for the future power generation income of the seller-lessee. Pursuant to the terms of the agreements, seller-lessee is required to pay to the buyer-lessors lease payment over the lease period and is entitled to obtain the ownership of these equipment at a nominal price upon the expiration of the lease.

As the leased assets are considered integral with real estate under ASC 360, the sale-leaseback rules related to real estate are applied. The lease transactions do not qualify as a sale-leaseback transaction as these solar projects are initially invested and build up by seller-lessee with expected useful life of 25 years, and are continuingly maintained by seller-lessee. Seller-lessee has an obligation to repurchase the leased assets upon the expiry of the lease. In addition, after the lease period, seller-lessee will keep using the assets and has no plans to sell or early-disposal.

Accordingly, these transactions are accounted for as financing transactions in accordance with ASC 840. Internal rate of return is used in the computation of interest cost. The assets remain in the PPE and continue to be depreciated.

As of December 31, 2017, the Company recorded $ 38,575,716 under long-term borrowings and $ 1,638,904 as current portion which represents principal to be paid in the next year. The weighted average effective interest rate of the financing was 6.07% and interest costs incurred during the year ended December 31, 2017 were $ 836,959. These sale-leaseback financings were collateralized by material of solar projects.

c) Capital lease

In 2017, the Company leased module, inverter and other materials from different domestic financial leasing companies. Pursuant to the terms of the contract, the Company is required to pay to the finance lease companies lease payments and is entitled to obtain the ownership of these machinery and equipment at a nominal price upon the expiration of the lease. These arrangements are guaranteed by other subsidiaries of the Company and also pledged by the shares and rights for the future power generation income of the leases. The lease is classified as capital lease. As of December 31, 2017, the carrying amount of the material related to this capital lease contract is $ 32,994,934, and is included in PPE that is being depreciated over lives of 25 years and the payable related to this contract is $ 29,298,799.

As of December 31, 2017, the net value of the leased assets are:

As of December 31,
2017

Module, inverter and etc.	$32,994,934

As of December 31, 2017, future minimum payments required under the capital lease are:

USD

Year ended December 31,
2018	$2,149,749
2019	6,071,530
2020	6,510,005
2021	6,670,450
2022	6,670,450
2023 and later	10,782,597
Total minimum lease payments	38,854,781
Less: Amount representing interest	(9,555,982)
Present value of net minimum lease payments	29,298,799
Current portion	369,046
Non-current portion	$28,929,753

USD
Year ended December 31, 2017
Non-current portion for Capital lease	$28,929,753
Non-current portion for failed sale and lease back	$38,575,716
Total failed sale-lease back and capital lease liabilities	67,505,469

e) Interest expense

Interest expense incurred for the years ended December 31, 2017 was $ 4,045,277, of which $ 108,975 has been capitalized in the carrying value of PPE.

11. OTHER CURRENT LIABILITIES

The Company’s other current liabilities are summarized below:

	At December 31,
	2016	2017
Payable for purchase of property, plant and equipment	$2,051,958	$25,562,367
Payable for lease fee of rooftops	-	2,117,606
Payables associated with failed sale-lease back–current portion	-	1,638,904
Payables associated with capital lease –current portion	-	369,046
Other tax payables	59,837	229,361
Accrued EPC warranty liabilities	-	132,007
Others (1)	6,238,160	464,944
	$8,349,955	$30,514,235

(1)   The others as of December 31, 2016 mainly included the payable for the development and construction of project assets.

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

Put Options. The holders have the option to require the Company to redeem all or any portion of the Notes on March 15, 2016 (the “repurchase date”), at a repurchase price equal to 100% of the principal amount plus any accrued and unpaid interest, if any, to, but excluding the repurchase date.

No beneficial conversion feature charge was recognized for the issuance of the Notes as the estimated fair value of the ordinary shares was less than the conversion price on the date of issuance.

The embedded conversion option and put options are not bifurcated and recognized as derivatives.

Capped call transaction. In connection with the pricing of the Notes, the Company has entered into a capped call transaction with an affiliate of one of the initial purchasers of the Notes (the “hedge counterparty”). The capped call transaction is expected generally to reduce potential dilution to the Company’s ordinary shares and ADSs upon conversion of the Notes. The cap price under the capped call transaction is $15.0675 per ADS, and the premium of preliminary and over-allotment option is $21,504,779 and $3,197,500, respectively. The premium was first credited to additional paid-in capital, and then to retained earnings once additional paid-in capital was reduced to zero. For the year ended December 31, 2011, approximately $88,384,000 par value Notes was repurchased using cash of $57,055,127. The related deferred issuance costs of $2,978,934 were expensed. The Company recorded a net gain of $28,349,939 on the repurchase of the Notes. As a result of the repurchase of these Notes, a portion of the premium paid in connection with the capped call facility of $861,280 was refunded.

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

As of December 31, 2016 and 2017, there were no outstanding notes.

The issuance costs of $7,156,101 paid in 2011 is amortized from the date of issuance to the redemption date, using effective interest rate method. The amortization expense was $764,527, $32,935 and nil for the years ended December 31, 2015, 2016 and 2017, respectively.

13. WARRANT LIABILITY

In connection with the public offering of the Company’s common stock that closed on September 16, 2013, the Company issued to its underwriters, a warrant to purchase up to a total of 10,500,000 shares of common stock (35% of the shares sold in the public offering) at $30.2 per ADS (aggregate of 1,050,000 ADSs) or $3.02 per share. The option is exercisable from September 16, 2013 to September 16, 2017. There are three ways in which the Company might settle the warrant liability: i) physical delivery of Shares, ii) physical delivery of ADS (at the election of the holder) or iii) net share settlement, if unable to register the shares in the case of i and ii. Warrants are separately transferable, and the holder can choose to exercise the warrant in whole or part. The exercise price is subject to adjustment under several circumstances and also to anti-dilution adjustments. No warrants were outstanding as of December 31, 2017 as all have expired on September 16, 2017.

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

On September 16, 2013, the issue date of the warrant, the Company recorded this warrant at its fair value of $12,547,500 with an offset to shareholders’ equity.  The Company recognized a gain of $1,312,500, $577,500 and nil from the change in fair value of the warrant liability for years ended December 31, 2015, 2016 and 2017.

This warrant did not trade in an active securities market, and as such, the Company estimated its fair value using the Monte Carlo Simulation as of the date that the warrant was originally issued and as of each year and reporting date using the following main assumptions. No warrant is outstanding as of December 31, 2017.

	As September 16,	As December 31,
	2015	2016
Stock price	$8.50	$3.20
Exercise price	$30.2	$30.2
Annual dividend yield	-%	-%
Time to maturity	1.7	0.7
Risk-free interest rate	0.93%	0.70%
Expected volatility	67.2%	42.9%

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

The beginning and ending balances of warrant liability are measured at fair value on a recurring basis using Level 2 inputs. As of December 31, 2016 and 2017, the warrant liability balance was nil.

14. SHARE BASED COMPENSATION

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

Options to Employees

From January to December 2015, the Company granted 1,150,000 share options to certain employees with exercise prices of $0.74. From January to December 2016, the Company granted 825,000 share options to certain employees with exercise prices of $0.74. From January to December 2017, the Company granted 1,550,000 share options to certain employees with exercise prices of $0.64.

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

	Average risk-free rate of return	Weighted average expected option life	Volatility rate	Dividend yield
Granted in 2015	1.36-1.76%	3.2 years	140.01-146.02%	0%
Granted in 2016	1.00-1.52%	3.2 years	119.83-146.29%	0%
Granted in 2017	1.93-2.00%	3.2 years	103.04-109.89%	0%

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

A summary of the option activity is as follows:

	Number of Options	Weighted Average Exercise Prices	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
Options
Outstanding on January 1, 2015	7,401,800	0.74	2.00	-
Granted	1,150,000	0.74	-	-
Exercised	(843,000)	0.74	-	-
Forfeited	(1,761,800)	0.74	-	-
Outstanding on December 31, 2015	5,947,000	0.74	2.14	685,055
Granted	825,000	0.74	-	-
Exercised	-	-	-	-
Forfeited	(687,000)	0.74	-	-
Outstanding on December 31, 2016	6,085,000	0.74	1.75	-
Granted	1,550,000	0.64	3.50	-
Exercised	-	-
Forfeited	(1,470,000)	0.74	-	-
Outstanding on December 31, 2017	6,165,000	0.71	1.64	-
Vested or expected to vest at December 31, 2017	6,092,175	0.71	1.62	-
Exercisable at December 31, 2017	3,785,000	0.74	0.73	-

The weighted average grant date fair value of options granted during the years ended December 31, 2015, 2016 and 2017 was $0.72, $0.48 and $0.41 respectively.

Total intrinsic value of options exercised for the years ended December 31, 2015, 2016 and 2017 was $644,895, nil and nil respectively. Proceeds received on exercise was $644,895, nil and nil as of December 31, 2015, 2016 and 2017.

Compensation cost of $1,204,494, $692,322 and $783,118 has been charged against income during the year ended December 31, 2015, 2016 and 2017, respectively. As of December 31, 2017, there was $1,146,076 in total unrecognized compensation expense related to unvested options granted under the Plan, which is expected to be recognized over a weighted-average period of 1.21 years.

Restricted Share Units

In May 2014, the Compensation Committee of the Board of Directors of the Company approved a Restricted Share Units (“RSUs”) award program pursuant to the Plan.

A summary of the RSUs activity is as follows:

	Number of shares	Weighted Average Grant Date Fair Value
RSUs
Unvested on January 1, 2015	750,000	2.72
Vested	(200,000)	2.72
Forfeited	(412,500)	2.72
Unvested on December 31, 2015	137,500	1.36
Granted	280,000	0.63
Vested	(137,500)	1.36
Unvested on December 31, 2016	280,000	0.63
Granted	-	-
Vested	(140,000)	0.63
Unvested on December 31, 2017	140,000	0.63

The RSUs are measured based on the fair market value of the underlying common stock on the dates of grant. The aggregate compensation cost for RSUs recorded under the Plan was $323,000, $54,658 and $ 87,500 for the year ended of December 31, 2015, 2016 and 2017. As of December 31, 2016 and 2017, there was $ 120,342 and $32,842 in total unrecognized compensation expense related to unvested RSUs following the forfeiture. The total fair value of shares vested during the year ended December 31, 2015, 2016 and 2017 was amounting to $144,000, $85,940 and $39,760, respectively.

Share Awards to Employees of Disposed Business

Upon the disposal in September 2017 (as described in note 3), the options previously granted to the employees who were in the discontinued operations under 2017 Share Incentive Plan shall continue to be vested and exercisable.

Accordingly to ASC 718, the Company has immediately recognized all the unrecognized compensation expenses as of the disposal date related to the options previously granted to the employees in the discontinued operations under 2017 Share Incentive Plan as the employees became non-employee after the disposal. The options held by the employees in the discontinued operations from the disposal point forward would be measured at fair value according to ASC 815, Derivatives and Hedging. For the year ended December 31, 2017, the fair value change was nil as the exercise prices of the options granted were higher than the ordinary share fair value.

15. EMPLOYEE BENEFITS

In accordance with the relevant rules and regulations in the PRC, employees of the Company are covered by benefit plans established by the local government. These plans are defined contribution plans and Zhejiang Yuhui Investment Co., Ltd. (“Zhejiang Yuhui Investment”), Sichuan Bo Bo Power Engineering Co., Ltd. (“Sichuan Bo Bo”) and ReneSola Shanghai Ltd (“ReneSola Shanghai”), have contributed 14%, 19% and 20% separately of the basic salaries of its employees to such plans. In addition, Zhejiang Yuhui Investment, Sichuan Bo Bo and ReneSola Shanghai are required by PRC law to contribute approximately 22%, 18% and19.2% separately of the basic salaries of its employees for medical insurance benefits, housing funds, unemployment and other statutory benefits. Other than the contribution, there is no further obligation for payments to employees under these plans.

The total contribution was $ 181,227, $ 215,981 and $674,100 for the years ended December 31, 2015, 2016 and 2017, respectively.

16. DISTRIBUTION OF PROFIT AND RESTRICTED NET ASSETS

As stipulated by the relevant laws and regulations applicable to China’s foreign investment enterprises, the Company’s PRC subsidiaries are required to make appropriations from net income as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) to non-distributable reserves which include a general reserve and a staff welfare and bonus reserve. Wholly-owned PRC subsidiaries are not required to make appropriations to the enterprise expansion reserve but appropriations to the general reserve are required to be made at not less than 10% of the profit after tax as determined under PRC GAAP. The staff welfare and bonus reserve is determined by the board of directors.

The general reserve is used to offset future losses. The subsidiary may, upon a resolution passed by the shareholder, convert the general reserve into capital. The staff welfare and bonus reserve is used for the collective welfare of the employees. These reserves represent appropriations of the retained earnings determined in accordance with the Chinese law.

In addition to the general reserve, the Company’s PRC subsidiaries are required to obtain approval from the local PRC government prior to distributing any registered share capital. Accordingly, both the appropriations to general reserve and the registered share capital of the Company’s PRC subsidiaries are considered as restricted net assets amounting to $ 9,266,177 and $16,000,000 as of December 31, 2016 and 2017, representing 14% and 17.5% of the Company’s total consolidated net assets as of December 31, 2016 and 2017, respectively.

17. EARNINGS PER SHARE

Basic earnings per share and diluted earnings per share have been calculated as follows:

	For the years ended December 31,
	2015	2016	2017
Numerator:
Net income from continuing operations	$20,213,270	$94,482	$3,199,831
Net income/(loss) from discontinued operations	(25,288,392)	(34,792,733)	31,257,707
Total net income/(loss)	(5,075,122)	(34,698,251)	34,457,538

Net income from continuing operations	20,213,270	94,482	3,199,831
Dilutive effects of convertible notes and warrants	-	-	-
Numerator for diluted income per share for continuing operations	20,213,270	94,482	3,199,831

Numerator for diluted income/(loss) per share for discontinued operations	(25,288,392)	(34,792,733)	31,257,707

Denominator:
Denominator for basic earnings per share - weighted average number of ordinary shares outstanding	204,085,041	202,229,767	246,899,286
Dilutive effects of share options, RSUs and warrants	137,500	174,137	6,003
Denominator for diluted calculation - weighted average number of ordinary shares outstanding	204,222,541	202,403,904	246,905,289
Continuing operations:
Basic earnings per share from continuing operations	0.10	0.00	0.01
Diluted earnings per share from continuing operations	0.10	0.00	0.01
Discontinued operations
Basic earnings/(loss) per share from discontinued operations	(0.12)	(0.17)	0.13
Diluted earnings/(loss) per share from discontinued operations	(0.12)	(0.17)	0.13

The Company issues ordinary shares to its share depository bank which will be used to settle stock option awards upon their exercise. Any ordinary shares not used in the settlement of stock option awards will be returned to the Company. As of December 31,2016 and 2017 , there are 488,100 and 348,100 ordinary shares, respectively, are legally issued to the share depository bank but are treated as escrowed shares for accounting purposes and therefore, have been excluded from the computation of earnings per share.

As the Company reports discontinued operations in the periods presented, the Company uses income from continuing operations as the control number in determining whether those potential common shares are dilutive or antidilutive. That is, the same number of potential common shares used in computing the diluted per-share amount for income from continuing operations shall be used in computing all other reported diluted per-share amounts even if those amounts will be antidilutive to their respective basic per-share amounts.

The following ordinary share equivalents were excluded from the computation of diluted net earnings/(loss) per share for the periods presented because including them would have been anti-dilutive:

	For the years ended December 31,
	2015	2016	2017
Convertible notes	4,957,667	-	-
Warrants	10,500,000	10,500,000	-
Share options	2,898,600	6,085,000	3,491,575
Total	18,356,267	16,585,000	3,491,575

18. RELATED PARTY BALANCES AND TRANSACTIONS

(a) Related party balances

	At December 31,
	2016	2017
Due to ReneSola Singapore (1)and its subsidiaries	$-	$60,370,065

(b) Related party transactions

During the years ended December 31, 2015, 2016 and 2017, related party transactions with ReneSola Singapore Pte., Ltd and its subsidiaries were as follows:

	Years ended December 31,
	2015	2016	2017
Purchase of modules from	$-	$-	$33,238,377
Purchased services related to the construction of project assets	-	-	868,158
Borrowing from (2)	-	-	11,343,739
Lending to(3)	$-	$-	$(1,624,261)

(1)	After the disposal of the discontinued business in September 2017, ReneSola Singapore Pte., Ltd becomes the related party of the Company that both ReneSola Singapore and the Company are under common control of Mr. Li. The balances due to the entity and its subsidiaries were mainly modules, raw materials that the Company purchased from them.

(2)	It represented the borrowings under a loan agreement between the Company (“borrower”) and ReneSola Singapore (“the lender”). The lender grants to the borrower a loan in the principal amount of up to US$ 200 million with annual interest rate of 1%. There is no fixed repayment schedule of this loan.
(3)	It represented the loan borrowed by ReneSola Singapore’s subsidiaries bearing no interests. There is no fixed repayment schedule of this loan.

19. COMMITMENTS AND CONTINGENCIES

(a) Operating lease commitments

Year ended December 31,	At December 31, 2017
2018	$999,622
2019	1,093,799
2020	1,772,834
2021	1,073,805
2022	1,615,079
2023 and later	32,016,233
Total lease payments	38,571,372

(b) Legal matters

The Company is a party to legal matters and claims in the normal course of its operations. While the Company believes that the ultimate outcome of these matters will not have a material adverse effect on its financial position, results of operations or cash flows, the outcome of these matters is not determinable with certainty and negative outcomes may adversely affect the Company.

In July 2015, the Company entered into an agreement with Pristine, a San Francisco-based solar project developer, to form a joint venture in the United States to accelerate U.S. project development. On December 3, 2015, ReneSola filed an Action in the Superior Court of California, County of San Francisco, alleging that Pristine had breached the joint venture agreement. Pristine subsequently filed a cross-complaint alleging that the Company breached the joint venture agreement. On March 25, 2016, the Company entered into a binding settlement term sheet with Pristine and certain of its affiliates to resolve the dispute, dismiss the Action and transfer 88 MW solar energy projects under development in California, North Carolina, and Minnesota by Pristine and its affiliates to one of the Company’s wholly owned subsidiaries in the United States. The transfer was completed on May 31, 2016. The Company has become the 100% indirect owner of the 88 MW portfolio of solar energy projects since May 31, 2016 and recorded the solar energy projects as project assets. As of December 31, 2017, these project assets are under development.

(c) Guarantee

During the year of 2017, Zhejing Yuhui Investment, a subsidiary of the Company, guaranteed failed sale-lease back for project companies within the group with the amount of $26,755,960 for 5 years.

20. SEGMENT REPORTING

Prior to the disposal of discontinued business on September 29, 2017 (Note 3), which have been presented as discontinued operations for all the periods presented herein, the Company operated and managed three principal reportable segments, Wafer, Cell and module, and Solar power projects. The Wafer segment involves the manufacture and sales of monocrystalline and multicrystalline solar wafers and processing services. The Cell and module segment involves manufacture and sale of PV cells and modules, and service revenue from tolling arrangements. The solar power projects segment is a newly formed segment in year 2015 which involves solar power project development, EPC services and electricity revenue generation. Ancillary revenues and expenses and other unallocated costs and expenses are recorded in other.

Pursuant to the disposal of the manufacturing business and LED distribution business on September 27, 2017 (Note 3) presented in discontinued operations for all the periods presented herein, the Company further separated the solar power project segment into three reportable segments, including solar power project development, EPC services and electricity revenue generation. Ancillary revenues and expenses and other unallocated costs and expenses are recorded in other.

The chief operating decision maker is the chief executive officer of the Company.

The Company only reports the segment information of net revenue and gross profit, to conform to the information the chief operating decision maker receives to assess the financial performance and allocate resources. There are no differences between the measurements of the Company’s reportable segment’s gross profit and the Company’s consolidated gross profit, as the Company uses the same profit measurement for all of the reportable segments and the consolidated entity. Furthermore, the Company’s chief operating decision maker is not provided with asset information by segment. As such, no asset information by segment is presented.

The following table summarizes the Company’s revenues generated from each segment:

	Year ended December 31, 2015
	Solar power project development	Electricity revenue generation	Other	Total
Net revenue	$110,737,934	$5,551,742	$41,260	$116,330,936
Gross profit	$20,707,899	$2,308,921	$18,336	$23,035,156

	Year ended December 31, 2016
	Solar power project development	Electricity revenue generation	Other	Total
Net revenue	$77,372,737	$3,131,997	$-	$80,504,734
Gross profit	$6,432,290	$800,591	$-	$7,232,881

	Year ended December 31, 2017
	Solar power project development	Electricity revenue generation	EPC services	Other	Total
Net revenue	$64,837,042	$12,247,320	$25,853,288	$36,349	$102,973,999
Gross profit	$3,575,775	$7,031,670	$3,524,310	$-	$14,131,755

The following table summarizes the Company’s revenues generated by the geographic location of customers:

	Years ended December 31,
	2015	2016	2017
China	$-	$-	$67,533,887
America	41,260	-	18,323,947
Japan	5,719,672	9,175,391	-
Bulgaria	3,083,823	652,559	-
Romania	2,467,920	2,393,030	4,844,238
England	105,018,261	68,283,754	7,271,370
Turkey	-	-	4,995,648
France	-	-	4,909
Total	$116,330,936	$80,504,734	$102,973,999

21. SUBSEQUENT EVENTS

Subsequent events have been evaluated through the issuance date of the financial statements.

In the first quarter of 2018, the Company acquired certain project companies from ReneSola Zhejiang Ltd. for total cash consideration of US$ 10.75 million for power generation purpose. Total net assets of the companies acquired was US$ 10.74 million. The transactions will be treated as transfer of assets under common control and recorded at carrying value prospectively. The difference between the carrying value of the net assets and the consideration paid will be recorded in equity.

In April 2018, one of the Company’s China subsidiaries, and the subsidiary’s wholly owned subsidiary- Zhejiang Yuhui Investment entered into an investment agreement with a third party. According to the agreement, the subsidiary and the third party will inject cash consideration of RMB150 million (US$23.8 million) and RMB200 million (US$31.7 million) in Zhejiang Yuhui Investment, respectively. Zhejiang Yuhui Investment is the holding company of the project assets in China for self-power generation business. After the cash injection, the subsidiary and the third party will own 59.87% and 40.13% of equity interests in Zhejiang Yuhui Investment respectively. Upon the completion of the investment, the Company will still indirectly control Zhejiang Yuhui Investment. In addition, according to the agreement, if the net profit of Zhejiang Yuhui Investment for the first quarter of 2018 does not reach RMB10 million (US$1.6 million), the subsidiary has to pay cash to Zhejiang Yuhui Investment to compensate for the deficit. As of the issuance date of these financial statements, the investment has not completed.

