Form 20-F
period 2018-12-31
ReneSola Ltd
filed 2019-04-29
CIK 1417892

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Xiaoliang Liang
Chief Financial Officer

7/F, Block B, Future Land Holdings Tower
No. 5, Lane 388, Zhongjiang Road

Putuo District, Shanghai 200062

People’s Republic of China

Tel: +86 21 62809180

Fax: + 86 21 6280-5600

E-mail: Xiaoliang.liang@renesolapower.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing	SOL	New York Stock Exchange
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

380,818,902 shares, no par value per share, as of December 31, 2018.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No    ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes   ☒   No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒   No  ☐

 Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer,"accelerated filer,” and "emerging growth company" in Rule 12b-2 of the Exchange Act.

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

Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in).    Yes  ☐    No  ☒

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

This annual report on Form 20-F includes our audited consolidated balance sheets as of December 31, 2017 and 2018 and our audited consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2016, 2017 and 2018.

This annual report contains translations of certain Renminbi amounts into U.S. dollars at the rate of RMB6.8755 to $1.00, the noon buying rate in effect on December 31, 2018 as set forth in the H.10 Statistical Release of the Federal Reserve Board. We make no representation that the Renminbi or dollar amounts referred to in this annual report on Form 20-F could have been or could be converted into dollars or Renminbi, as the case may be, at any particular rate or at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Fluctuations in exchange rates may have a material adverse effect on your investment.” On April 12, 2019, the noon buying rate was RMB6.7039 to $1.00.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

Our Selected Consolidated Financial Data

In September 2017, we completed a non-cash restructuring to dispose of substantially all of the assets and liabilities related to our manufacturing businesses, including polysilicon, solar wafer, solar cell and solar module manufacturing, as well as the LED distribution business. These dispositions have been accounted for as discontinued operations.

The following table presents the selected consolidated financial information of our company. The selected consolidated statement of operations data for the years ended December 31, 2016, 2017 and 2018 and the selected consolidated balance sheet data as of December 31, 2017 and 2018 are derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statement of operations data for the years ended December 31, 2014 and 2015 and the consolidated balance sheets data as of December 31, 2014, 2015 and 2016 have been revised from our previously audited consolidated financial statements, which are not included in this annual report on Form 20-F to give effect to the discontinued operations presentation resulting from our non-cash restructuring in September 2017. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. The historical results are not necessarily indicative of results to be expected in any future period.

On January 1, 2018, we adopted new revenue guidance ASC Topic 606, “Revenue from Contracts with Customers,” using the modified retrospective method applied to those contracts which were not completed as of January 1, 2018. Results for reporting periods beginning on or after January 1, 2018 are presented under ASC Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with our historic accounting method under ASC Topic 605.

	For the Year Ended December 31,
	2014	2015	2016	2017	2018
Consolidated Statement of Operations Data Continuing operations:
Net revenue	$7,581,339	$116,330,936	$80,504,734	$102,973,999	$96,906,335
Income from operations	1,635,413	16,318,426	2,348,663	6,555,610	15,531,888
Income from continuing operations, net of tax	10,474,640	20,213,270	94,482	3,199,831	5,096,480
Income/(loss) from discontinued operations, net of tax(1)	(44,104,661)	(25,288,392)	(34,792,733)	31,257,707	-
Net income/(loss)	(33,630,021)	(5,075,122)	(34,698,251)	34,457,538	5,096,480
Less: Net income attributed to noncontrolling interests	-	-	-	-	3,336,769
Net income/(loss) attributed to ReneSola Ltd	(33,630,021)	(5,075,122)	(34,698,251)	34,457,538	1,759,711
Income attributed to ReneSola Ltd per share from continuing operations
Basic	0.05	0.10	0.00	0.01	0.00
Diluted	0.05	0.10	0.00	0.01	0.00
Income/(loss) attributed to ReneSola Ltd per share from discontinued operations
Basic	(0.22)	(0.12)	(0.17)	0.13	-
Diluted	(0.22)	(0.12)	(0.17)	0.13	-
Weighted average number of shares used in computing income/(loss) per share:
Basic	203,550,049	204,085,041	202,229,767	246,899,286	380,752,929
Diluted	204,045,254	204,222,541	202,403,904	246,905,289	380,752,929

(1)	Discontinued operations relate to our manufacturing businesses, including polysilicon, solar wafer, solar cell and solar module manufacturing, as well as the LED distribution business, which were disposed of in the third quarter of 2017, the transaction of which was completed on September 29, 2017.

	As of December 31,
	2014	2015	2016	2017	2018
Consolidated Balance Sheet Data
Cash and cash equivalents	$4,690,077	$14,581,590	$3,964,896	$13,429,301	$6,750,178
Total assets	1,669,007,526	1,346,319,585	1,088,405,688	335,698,792	377,712,342
Total liabilities	1,533,851,207	1,234,385,673	1,022,259,908	245,216,322	253,046,937
Total shareholders' equity	135,156,319	111,933,912	66,145,780	90,482,470	124,665,405
Common share capital	-	-	-	-	-
Number of common share issued	204,846,064	203,331,288	202,478,702	381,027,002	381,027,002

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Business

Developing and operating solar power projects exposes us to various operational risks and our result of operations may be subject to fluctuations.

In a given period, our revenue is affected by a limited number of solar power projects that are under development and sold to third parties, and therefore subject to significant fluctuations. In order to further evolve into an asset-light solar project developer with a global presence, we will continue to develop and sell solar power projects to take advantage of attractive market opportunities. As a result, we may generate more of our revenues from the one-time sale of solar power projects for certain periods.

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

Development of solar power projects also requires significant of management attention to negotiate the terms of our engagement and monitor the progress of the projects which may divert management's attention from other matters. Our revenue and liquidity may be adversely affected to the extent the market for solar power projects weakens or we are not able to successfully complete the customer acceptance testing due to technical difficulties, equipment failure, or adverse weather, and we are unable to sell our solar power projects at prices and on terms and timing that are acceptable to us.

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

As our net revenue is derived from our solar power project business, we will be increasingly exposed to the risks associated with solar power projects. Further, our future success largely depends on our ability to expand our solar power project pipeline. The risks and uncertainties associated with our solar power project business and our ability to expand our solar power project pipeline include:

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

Our development activities may be subject to cost overruns or delays, which may result in reduction or forfeiture of FIT payments or would materially and adversely affect our financial results and results of operations.

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

We may not be able to develop or acquire additional attractive solar power projects to grow our NTP portfolio.

Our current business strategy includes plans to further grow the solar power project portfolio for our project rights sale business, or NTP portfolio, and own and operate some of the solar power projects we develop. To develop a solar power project, we are required to enter into investment agreements, development agreements, interconnection agreements and/or other contractual agreements with the local authorities and obtain relevant permits, licenses and approvals. Whether or not we can secure an investment agreement is subject to the discretion of government bodies and may be influenced by factors beyond our control, such as market conditions and the allocated solar power project quota in some countries, based on which the agreement can be entered into or government incentive programs. Our competitors may have greater financial resources, more effective or established localized business presence or greater willingness or ability to operate with little or no operating margins for sustained periods of time. It is difficult to predict whether and when we will be awarded a new solar power projects. Any increase in competition or reduction in our competitive capabilities could have a significant adverse impact on our market share and on the margins we generate from our solar power projects.

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

We have relied on working capital, short-term and long-term financing, including development loan financings, construction loan financings and project financings, and capital market financings to fund our capital requirements and expect to continue to do so in the future. These financings, which consist of short-term borrowings, long-term borrowings and other long-term liabilities, are primarily from financial institutions and fund investors globally, as well as financing lease companies in China. As of December 31, 2018, we had short-term borrowings of $44.5 million, long-term borrowings of $41.4 million, other long-term liabilities of $77.9 million and a debt-to-asset ratio of 67.0%.

Although we had a working capital of $1.5 million as of December 31, 2018, the amount of our borrowings and financing liabilities could constrain our operational flexibility, including requiring a substantial portion of our cash flows to be set aside to service our debt obligations, increasing our exposure to interest rate fluctuations and limiting our ability to obtain additional financing. Furthermore, governments may pass measures to tighten credit. All of the above may impair our ability to obtain financing on favorable terms, or at all. In addition, we may not be able to raise necessary funding on favorable terms, or at all, to refinance our debt obligations. If our cash flows and capital resources are insufficient to service our debt obligations, our business, prospects and financial conditions may be materially and adversely affected. If we fail to obtain additional sources of financing, we may not be able to continue to fund our operations or business.

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

We may not be able to enter into PPAs for our solar power projects due to intense competition, increased supply of electricity from other sources, reduction in retail electricity price, changes in government policies or other factors. There may be a limited pool of potential purchasers in some jurisdictions for electricity generated by our solar power plants due to regulatory policies. The willingness of purchasers to purchase electricity from an IPP like us may be based on a number of factors and not solely on pricing and surety of supply. If we cannot enter into PPAs on terms favorable to us, or at all, it would negatively impact our revenue and our decisions regarding the development of additional power plants. We may experience delays in entering into PPAs for some of our solar power projects or may not be able to replace an expiring PPA with a contract on equivalent terms and conditions, or otherwise at prices that permit operation of the related facility on a profitable basis. Any delay in entering into PPAs may adversely affect our ability to enjoy the cash flows generated by such projects. If we are unable to replace an expiring PPA with an acceptable new PPA, the affected site may temporarily or permanently cease operations, which could materially and adversely affect our financial condition, results of operations and cash flows.

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

Some of our PPAs are subject to price adjustments over time or subject to inflation. If the price under any of our PPAs is reduced below a level that makes a project economically viable, our financial conditions, cash flow and results of operations could be materially and adversely affected. Further, some of our long-term PPAs do not include inflation-based price increases or other price adjustment clauses. Certain of the PPAs for our projects and those for projects that we have acquired and may acquire in the future contain or may contain provisions that allow the offtake purchaser to terminate or buy out the project or require us to pay liquidated damages upon the occurrence of certain events. If these provisions are exercised, our financial condition, results of operations and cash flows could be materially and adversely affected.

In addition, certain of the project-level financing arrangements for projects allow, and certain of the projects that we may acquire in the future may allow, the lenders or investors to accelerate the repayment of the financing arrangement in the event that a PPA is terminated or if certain operating thresholds or performance measures are not achieved within specified time periods if we do not timely notify the lenders and investors such event and fail to provide additional guarantee. Certain of our PPAs and project-level financing arrangements include, and in the future may include, provisions that would permit the counterparty to terminate the contract or accelerate maturity in the event we own, directly or indirectly, less than 50% of the combined voting power or, in some cases, if we cease to be the majority owner, directly or indirectly, of the applicable project subsidiary. The termination of any of our PPAs or the acceleration of the maturity of any of our financing arrangements as a result of a change-in-control event could have a material adverse effect on our financial condition, results of operations and cash flows.

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

Even if we sign investment or development agreements, we may not be able to find and secure the use rights to suitable project sites for the relevant projects. We generally obtain land for our ground-mounted projects through land use right granting or assignment by the government, or leasing from the land owners; and obtain the access and use rights for our rooftop DG projects through leasing from the roof top owners. Our rights to the properties used for our solar power projects may be challenged by property owners or other third parties, in case of any disputes over the ownership or lease of the properties. It is critical to guarantee and maintain our land use right on the land parcel and access and use right on the roof top during the life cycle of solar power projects. In case the relevant lease agreement were determined null and void by the competent authorities or our land use right and access and use right on roof top were recouped by the government, our solar power projects may be forced to cease operations and our results of operation and financial condition will be materially adversely affected.

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

We strictly check the land ownership and use and access rights to avoid agricultural land, wetland or any land which require rezoning. However, we cannot assure you that we will not acquire land with the understanding that such land may be rezoned for solar power project development in the future. Rezoning may take longer than expected or may not been possible. Any future rezoning efforts may materially and adversely impact our business and results of operation.

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

We operate and maintain the solar power projects in our IPP portfolio. In addition to the operations and maintenance, or O&M, services which our in-house O&M team provides to our developed solar power projects in China, we also enter into separate contractual agreements to operate and maintain substantially all of the solar power projects operated by us outside China. Pursuant to these agreements, we generally perform scheduled and unscheduled maintenance and operating and other asset management services and we subcontract certain O&M services, including security and repair, to third-parties, who may not perform their services adequately.

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

We sell electricity generated from our operated solar power projects, mainly in China. Before developing a solar power project for our IPP business, we have to obtain the relevant local governmental grid company’s preliminary consent on our grid connection application and the final approval on the grid connection plan in order to connect our solar power projects to their power grids.

In China, we can sell the electricity in gross metering or net metering. Under gross metering, electricity is sold to The State Grid Corporation of China, or the State Grid, an enterprise which constructs and operates power grids and is a pilot state holding company approved by the State Council of China to carry out state-authorized investment. Under the net metering, we first sell the electricity to non-State Grid power purchasers and the remaining unpurchased electricity to the State Grid. Before we can supply the electricity to our power purchasers, we are required to enter into the grid connection and dispatch agreements with the grid providers and energy management contracts, or EMCs, including PPAs with the power purchasers. Grid connection and dispatch agreements generally have terms of 1 to 5 years and are, in practice, subject to renewal by the parties when original terms expire. The EMCs, which provide the terms and pricing of the sales and include the PPAs, are in 20 years and are subject to renewal by the parties when original terms expire. If we are unable to renew the agreements upon expiration, we may not be able to replace them with agreements with equivalent terms and conditions, or at all, or we may experience significant delays or costs related to securing replacements. If we are unable to agree with the grid providers on a new grid connection and dispatch agreements, the affected solar power project may temporarily or permanently cease operations, and we may not be able to operate the project beyond the initial term of the EMCs and PPAs. See also “⸺We face a number of risks involving PPAs and project-level financing arrangements, including failure or delay in entering into PPAs, defaults by counterparties and contingent contractual terms such as price adjustment, termination, buy-out, acceleration or other clauses, all of which could materially and adversely affect our business, financial condition, results of operations and cash flows”. In addition, if, for any reason, the grid providers are unable or unwilling to fulfill their related contractual obligations or if they refuse to accept delivery of electricity delivered thereunder or otherwise terminate such agreements prior to the expiration thereof, our business, financial condition, results of operations and cash flow could be materially adversely affected.

If we cannot produce agreed electricity for reasons solely attributed to us, the agreed PPA/FIT prices may be reduced, results of operations could be materially adversely affected.

In China, all solar projects approved by the National Development and Reform Commission, or the NDRC, are eligible to receive an attractive fixed FIT for 20 years in principle and we expect our solar power projects to be long-term contracted assets. Under gross metering, we receive a total FIT amount, which comprise an agreed electricity sales price from the State Grid and the government subsidies, for 20 years. Under net metering, we receive subsidies from the government and an agreed negotiated electricity sales price from the power purchasers. However, if we cannot produce electricity normally for a number of days for reasons solely attributed to us, the agreed PPA/FIT prices may be reduced and results of operations and cash flow could be materially adversely affected.

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

EPC is part of the process during the solar power projects’ development and construction. We may engage our in-house EPC team or engage external experienced and qualified EPC contractors to conduct and monitor the EPC process. Despite that, it is the market practice for us, as the developer, to procure the key components, such as solar modules and balance-of-system components. Design, construction, labor and installation costs incurred by our in-house EPC team or external EPC contracts may also vary. Any increase in the prices of solar modules or balance-of-system components or fluctuations in design, construction, labor and installation costs may increase our procurement cost for the key components or costs to engage external contractors and hence may materially and adversely affect our results of operations.

The reduction, modification, delay or elimination of government subsidies and economic incentives for on-grid solar power applications may reduce the profitability of our business and materially adversely affect our business.

We believe that the near-term growth of the market for on-grid applications continues to depend on the availability and size of government subsidies and economic incentives which can be influenced by various factors, such as national subsidy policy and the local desulphurized coal benchmark electricity price. If the reduction or elimination of government subsidies and economic incentives are not implemented prudently, such reduction or elimination may adversely affect the growth of this market or result in increased price competition, either of which could cause our revenues to decline.

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

Although the solar power industry is currently moving towards the economies of scale necessary for solar power to become cost-effective in a non-subsidized market, any reduction, modification, delay or elimination of government subsidies and economic incentives for on-grid solar power applications could result in decreased demand and pricing of our solar power projects, which could materially and adversely affect our revenues and profitability.

Industry trends, in particular, limited interconnection capacity, will have a negative impact on our business and results of operations.

The solar industry is expected to continue to be highly competitive due to more new entrants to the solar project market and upstream solar manufacturing players moving to the downstream project business. Increasing solar generation capacity may result in continued interconnection capacity scarcity. If the industry continues to suffer from scarcity in interconnection capacity resulting in slowed market growth and potential regulatory curtailments, our business and results of operations would be materially and adversely affected.

Our future success substantially depends on our ability to closely monitor and accurately predict market demand. This exposes us to a number of risks and uncertainties.

We intend to closely match our solar power projects and electricity to the market demand for our products. Any failure to accurately predict market demand may result in our below-supply or oversupply of our solar power projects and electricity required to meet the market demand. Our ability to achieve a balance is subject to significant risks and uncertainties, including:

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

Demand for solar project products is influenced by macroeconomic factors, such as global economic conditions, the supply and the prices of other energy products, such as oil, coal and natural gas, as well as government regulations and policies concerning the public utility industry. A decrease in prices of fossil fuels, for example, could reduce demand for alternative forms of energy, such as solar power. We are also affected by the market and industry trends. See “Item 3. Key Information⸺D. Risk Factors⸺Risks Related to Our Business.” We may be adversely affected by a volatile solar power market and industry conditions; in particular, the demand and prices for our solar power projects and electricity generated by our solar power projects may decline, which may reduce our revenues and profitability.”

There may still be substantial uncertainties in the global credit and lending environment. If the demand for solar power projects deteriorates due to these macroeconomic factors or solar market and industry trends, our liquidity and financial condition, including our ability to refinance maturing liabilities and access the capital markets to meet liquidity needs, and the liquidity and financial condition of our customers may be adversely affected. Such development would delay and lengthen our cash collection cycles and negatively affect our operating results. Additionally, our ADS price may decrease if investors have concerns that our business, financial condition and results of operations will be negatively affected by a global economic downturn.

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

Upon completing solar projects, we either sell them to our related parties or third party purchasers or operate them. For those projects we intend to sell, if we are not able to locate third party purchasers and agree on a purchase and sales contract on terms and conditions favorable to us and in a timely manner, or at all, our business, financial condition and results of operations could be materially and adversely affected.

For those projects we intend to operate and generate electricity for sale, if we are not able to timely renew or replace expiring PPAs or other contractual arrangements, our business, financial condition, results of operations and cash flow could be materially adversely affected. See “—Our ability to transmit and sell the electricity generated from the solar power projects operated by us relies on the grid connection, dispatch agreements, PPAs and other contractual agreements.”

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

Although in some jurisdictions, the local governmental grid companies are obliged to purchase all the electricity generated by us, they may adjust the amount of electricity they purchase from us as result of constraints on grid connection capacity, or curtailment. If this happens, our revenues will be negatively impacted.

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

As we continue to expand our business internationally, our international business may expose us to a number of risks with respect to our international marketing, distribution and sales activities, including:

•	fluctuations in currency exchange rates, such as exchange rate volatility between the Euro and the U.S. dollar and the Renminbi against the U.S. dollar;
•	increased costs associated with maintaining marketing efforts in various countries;
•	the increased cost of understanding local markets and trends and developing and maintaining an effective marketing and distribution presence in various countries;
•	difficulty and costs relating to compliance with the different commercial, environmental and legal requirements of the overseas markets in which we offer our products;
•	difficulty in engaging and retaining sales personnel who are knowledgeable about, and can function effectively in, overseas markets and manage the overseas operations;
•	the difficulty of managing the development, construction and sale of our solar power projects on a timely and profitable basis as a result of technical difficulties, commercial disputes with our customers and changes in regulations, among other factors;
•	the difficulty of providing customer service and support in various countries;
•	any failure to develop appropriate risk management and internal control structures tailored to overseas operations;
•	differing regulatory and tax regimes across different markets;
•	trade barriers, such as export requirements, tariffs, taxes and other restrictions and expenses, which could increase the prices of solar modules and therefore raise the costs for our solar power projects and make us less competitive in some countries;
•	protectionism on the rise, as evidenced by the decision of Great Britain to leave the European Union and the election of Donald Trump as the president of U.S., who has imposed tariffs on goods imported from China;
•	failure to comply with international sanction laws, including the rules and regulations promulgated by the office of Foreign Assets Control of the U.S. Department of the Treasury;
•	failure to control the increase of our operating expenses without a commensurate increase in our revenues as we hire additional sales and marketing personnel in connection with the expansion of our sales business; and
•	any unanticipated changes in prevailing economic conditions and regulatory requirements.

If we are unable to effectively manage these risks related to international sales, our ability to expand our business abroad will be materially and severely impaired.

We conduct our business globally and are subject to global and local risks related to economic, regulatory, social and political uncertainties.

We conduct our IPP business and/or project development business in a number of countries, such as United States, Canada, China, Poland, Hungary, Spain, France, and emerging markets in Southeast Asia. Our business is therefore subject to diverse and constantly changing economic, regulatory, social and political conditions in the jurisdictions in which we operate.

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

The solar market is increasingly competitive and continually evolving, which may result in price reductions, reduced profit margins or loss of market share by us. Our primary competitors include local and international developers and operators of solar power projects in those markets. Some of our competitors may have integrated with upstream solar manufacturers and may have advantages over us in terms of greater operational, financial, technical, management or other resources in particular markets or in general. They may have longer operating histories, stronger market positions, larger development capabilities, operation skills, greater resources, better brand name recognition, better access to favorable prices, more established distribution networks and larger customer bases than we do. As a result, they may be able to devote greater resources to the research, development, promotion and sale of their products or respond more quickly to evolving industry standards and changes in market conditions than we can. We only started our solar power projects business in recent years. There is no guarantee that we can compete successfully in the markets where we currently operate or the markets we plan to enter in the future.

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

We also generate revenues from generation and sales of electricity. We believe that our primary competitors in these markets are the incumbent utilities companies which supply energy to our potential customers under highly regulated rate and tariff structures. We compete with these conventional utilities primarily based on price, predictability of price, reliability of delivery and the ease with which customers can switch to electricity generated by our solar power projects.

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

We started our solar power project development business in early 2014. We started our IPP business and started to sell electricity in 2014. See “Item 4. Information on the Company—B. Business Overview—Our Solar Power Projects” for details of our solar power projects. Our historic track record of selling solar power projects or electricity may not be a reliable indicator of our performance and period-to-period comparisons of our operating results and our results of operations for any period should not be relied upon as an indication of our performance for any future period. In particular, our results of operations, financial condition, and future success depend, to a significant extent, on our ability to continue to identify suitable sites, obtain required regulatory approvals, arrange financing from various sources, construct solar power projects in a cost-effective and timely manner, expand our project pipeline and manage and operate solar power projects that we develop. If we cannot do so, we may not be able to expand our business at a profit or at all, maintain our competitive position, satisfy our contractual obligations, or sustain growth and profitability.

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

Changes in climate, geography, weather patterns, and other phenomena in the regions where we operate may significantly affect our business. For example, solar power projects depend on the amount and intensity of sunlight, which is affected by weather and climate conditions. As a result, our electricity generation and amount of electricity sold and therefore the revenue generated from our IPP business tend to be higher during periods or seasons when there is more irradiation. Seasonal variations could adversely affect our results of operations and make them more volatile and unpredictable.

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

Due to the regulations in certain jurisdictions, we can only hold less than 50% of the equity interests in certain projects, with the majority equity interests held by project affiliates. We do not have control over the management and strategy with respect to solar power projects controlled by these project affiliates.

Our ability to direct the actions of or influence the decisions in relation to these affiliates or the solar power projects held by them is dependent on a number of factors, including reaching an agreement with other stakeholders with respect to certain decisions, our rights and obligations under the relevant stakeholders’ agreements and the decision-making process by the board of directors or other governing bodies.

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

We are also subject to the Foreign Corrupt Practices Act of 1977, or the FCPA, and other anti-bribery and anti-money laundering laws in the United States and the countries in which we conduct our business. We face significant liabilities if we fail to comply with the FCPA and other anti-bribery and anti-money laundering laws. We may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. For example, in China, we enter into PPAs with local subsidiaries of the State Grid to sell our solar electricity. In other countries where we develop, acquire or sell solar projects, we need to obtain various approvals, permits and licenses from the local or national governments. We can be held liable for the illegal activities of our employees, representatives, contractors, partners, and agents, even if we do not explicitly authorize such activities. Any violation of the FCPA and other applicable anti-bribery laws and anti-money laundering laws could result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges, severe criminal or civil sanctions, which could have a material adverse effect on our business, financial condition, cash flows and reputation. In addition, responding to any enforcement action may result in the diversion of management’s attention and resources, significant defense costs and other professional fees.

We may fail to comply with laws and regulations in the countries where we develop, construct and operate solar power projects.

The development and operation of solar power projects are highly regulated activities. We conduct our business in many countries and jurisdictions and are governed by different laws and regulations, including national and local regulations relating to building codes, taxes, safety, environmental protection, utility interconnection and metering and other matters. We also set up subsidiaries in these countries and jurisdictions which are required to comply with various local laws and regulations. While we strive to work with our local counsel and other advisers to comply with the laws and regulations of each jurisdiction in which we have operations, there may be instances of non-compliance, which may result in fines, sanctions and other penalties against the non-complying subsidiaries and its directors and officers. While we do not believe we have any instances of non-compliance, singularly or in the aggregate, that will have a material adverse effect on our business, financial condition or results of operation, we cannot assure you that instances of non-compliance will not occur in the future which may materially and adversely affect our business, financial condition or results of operation.

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

We obtain financing from financial institutions and fund investors globally, as well as financing lease companies in China. These financing arrangements contain certain restrictive covenants that limit our ability to, among other things, (i) dispose of or provide guarantees, pledges or mortgages on our operating assets in any manner that will increase risk to the lenders, (ii) repay shareholders loans or loans from our related parties, (iii) distribute dividends to shareholders, (iv) enter into other financial obligations to third parties, (v) transfer shares, (vi) make investments, and (vii) take part in any mergers or acquisitions. For more information, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.” With our expansion into the downstream solar power projects business, we may continue to incur additional development loans, construction loans and project financing in connection with the solar power projects. Any breach by us of the various undertakings and covenants in our existing or future financing arrangements may give such lenders the right to demand immediate repayment of the outstanding loan amounts. We cannot assure you whether we will be subject to, or be able to fulfill, such undertakings in the future. Any failure to maintain any of the above covenants or undertakings could result in an acceleration of obligations under the facility agreements, which would have a material adverse effect on our business. In addition, the breach of any of the covenants and undertakings in any loan agreement may trigger the cross-default provisions in substantially all of our financing arrangements and/or the cross-acceleration provisions in some of those financing arrangements, thereby giving the lenders the right to accelerate our loan repayment obligations. As a result, we are limited in the manner in which we conduct our business and may be unable to engage in certain business activities or finance our future operations or capital needs.

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

We may not be able to recover such advance payments and would suffer further losses if any supplier fails to fulfill its delivery obligations under its supply contract, which would include failure to provide sufficient quantity of materials of such quality as specified in the contract or if a supplier’s stock price becomes less than the price agreed to settle to our claim. Claims by us for advance payments or other supplier obligations under the supply contracts in the future may potentially expose us to the credit risks of the suppliers and other market risks and therefore materially and adversely affect our financial condition and results of operations.

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

In connection with management’s assessment of the effectiveness of our internal control over financial reporting for the year ended December 31, 2018, our management identified one material weakness in our internal control over financial reporting, and determined that as of December 31, 2018, our disclosure controls and procedures and our internal control over financial reporting were ineffective. See “Item 15 — Controls and Procedures.” As a non-accelerated filer, we are not required to provide an attestation on the effectiveness of our internal control by our independent registered public accounting firm under the Sarbanes-Oxley Act or the requirements of the SEC promulgated thereunder. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, or the PCAOB, a “material weakness” is a significant deficiency, or combination of significant deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects our ability to initiate, authorize, record, process, or report external financial data reliably in accordance with U.S. GAAP such that there is more than a remote likelihood that a misstatement of our financial statements that is more than inconsequential will not be prevented or detected by our employees.

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

As the insurance industry is still developing in China, the product liability insurance and business interruption insurance available in China offer limited coverage compared to that offered in many other countries. We currently maintain property insurance and machine damage insurance for all the projects we operate. We may also maintain other insurances, including commercial general liability insurance, public liability insurance, construction insurance, builder risks insurance, as well as key-man life insurance, director and officer liability insurance, from time to time depending on our financing needs. We do not maintain any insurance for business interruption. Any business disruption or natural disaster could result in substantial costs and a diversion of resources, which would have an adverse effect on our business and results of operations.

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

Auditors of companies whose shares are registered with the SEC and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards applicable to auditors. Our independent registered public accounting firm is located in, and organized under the laws of, the PRC, which is a jurisdiction where the PCAOB, notwithstanding the requirements of U.S. law, is currently unable to conduct inspections without the approval of the Chinese authorities. In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission (the “CSRC”) and the Ministry of Finance of the People’s Republic of China (the “MOF”), which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB, the CSRC or the MOF in the United States and the PRC, respectively. The PCAOB continues to be in discussions with the CSRC and the MOF to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.

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

Our business could be adversely affected by the effects of avian flu, severe acute respiratory syndrome, or SARS, swine flu or another epidemic or outbreak. From 2005 to present, there have been reports on the occurrence of avian flu, SARS or swine flu, including a few confirmed human cases and deaths. Any prolonged occurrence or recurrence of avian flu, SARS, swine flu or other adverse public health developments may have a material adverse effect on our business operations. Our operations may be affected by a number of health-related factors which could severely disrupt our operations, the sickness or death of our key officers and employees, and a general slowdown in the local or global economy. Any of the foregoing events or other unforeseen consequences of public health problems could adversely affect our business and results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of avian flu, SARS, swine flu or any other epidemic.

Risks Related to Do Business in China

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

Our solar project SPVs are currently eligible for corporate income tax incentives in China which granted them corporate income tax exemption for the first three years upon generating income and reduced corporate income tax rate at 12.5% for the next three years.

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

In addition, all of our PRC subsidiaries are required to pay value added tax, or VAT, with respect to their respective gross sales proceeds. Our PRC solar project SPVs are currently eligible for a special VAT incentive of “50% VAT Refund upon Collection” on sale of self-produced photovoltaic power. Our profitability may be materially and adversely affected if this VAT refund changes significantly and frequently.

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

Pursuant to the Notice on Widening the Scope of Application of Temporary Waiver for Withholding Income Tax for Overseas Investors Using Distributed Profits for Direct Investments (Cai Shui [2018] No. 102), for domestic direct investment by an overseas investor using distributed profits from domestic resident enterprises, the withholding tax could be deferred if certain criteria are satisfied and application procedures fulfilled.

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

Risks Related to Doing Business in International Markets Outside of China

Our business, prospects, financial condition, results of operations and cash flows may be adversely affected by developments that are beyond our control in other countries.

Our business, financial condition, results of operations and cash flows depend partially on the level of economic activity, government and foreign exchange policies and political and economic developments in our other principal targeted international markets outside of China, such as United States, Canada, Poland, Hungary, Spain, France and emerging markets in Southeast Asia. Our business, revenues and prospects, as well as our financial condition, results of operations, cash flows and the market price of our ADSs, may also be materially and adversely affected by developments in international markets relating to inflation, interest rates, currency fluctuations, government subsidies, taxation, expropriation, as well as any protectionism, exchange control regulations, price and wage controls, social instability or other political, economic or diplomatic developments. We have no control over these conditions and developments which could adversely affect us and our business, financial condition, results of operations and cash flows or the price or market of our ADSs. See additional risks in “Item 3. Key Information⸻D. Risk Factors⸻Risks Related to Our Business.”

Risks Related to Our ADSs, Warrants and Shares

The market price for our ADSs may be volatile; the value of the warrants could be significantly affected by the market price of the ADSs and other factors.

The market price for our ADSs has been highly volatile and subject to wide fluctuations. During the period from January 29, 2008, the first day on which our ADSs were listed on the NYSE, until April 16, 2019, the market price of our ADSs ranged from $1.15 to $147.4 per ADS, after giving effect to the ADS Ratio Change. The market price of our ADSs may continue to be volatile and subject to wide fluctuations in response to a wide variety of factors including the following:

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

Mr. Xianshou Li, our chairman and chief executive officer, beneficially owned 60.2% of our shares as of February 28, 2019. As such, Mr. Li has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. For example, holders of a majority of our shares entitled to vote in a duly convened and constituted shareholders’ meeting may pass a shareholders’ resolution to issue preferred shares in one or more series and to fix the powers and rights of these shares, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our existing shares. Preferred shares could thus be issued with terms that would delay or prevent a change in control or make removal of management more difficult. These actions may be taken even if they are opposed by our other shareholders and holders of our ADSs.

We mainly depend on ReneSola Singapore Pte. Ltd. to supply solar modules and other products that are important to our business. The termination or breach of the supply agreement could have a material adverse effect on our business, financial condition and results of operations.

After our restructuring in 2017, ReneSola Singapore Pte. Ltd., an entity now under the control of Mr. Xianshou Li, agreed to supply us any solar modules and other products, on the same terms as such products are offered to any third party.

Since we do not control ReneSola Singapore Pte. Ltd., and because we depend on it for supplying solar modules and other products which are important to the operation of our business in China, we face certain risks with respect to our relationship with it. If ReneSola Singapore Pte. Ltd. breaches its obligations under the agreement, terminates the agreement, or refuses to renew the agreement on terms less favorable to us, we may not be able to find a suitable alternative supplier immediately. Similarly, if we default under the agreement, ReneSola Singapore Pte. Ltd. could terminate the agreement and halt supplies that are important to our business, which could have a material adverse effect on our business, financial condition and results of operations.

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

If a United States person is treated as owning at least 10% of our ADSs or shares, such person may be subject to adverse U.S. federal income tax consequences.

If a United States person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our ADSs or ordinary shares, such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in the Company's group. Where the Company's group includes one or more U.S. subsidiaries, in certain circumstances we could be treated as a controlled foreign corporation and certain of our non-U.S. subsidiaries could be treated as controlled foreign corporations (regardless of whether we are or are not treated as a controlled foreign corporation). A United States shareholder of a controlled foreign corporation may be required to annually report and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by controlled foreign corporations, whether or not we make any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. A failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties and may prevent starting of the statute of limitations with respect to such shareholder’s U.S. federal income tax return for the year for which reporting was due. We do not intend to monitor whether we or any of our non-U.S. subsidiaries are treated as a controlled foreign corporation or whether any investor is treated as a United States shareholder with respect to us or any of our subsidiaries or to furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. A United States investor should consult its own advisor regarding the potential application of these rules in its particular circumstances.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or shares.

A non-U.S. corporation will be treated as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year if, applying applicable look-through rules, either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (determined based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. There are exceptions for income derived in the conduct of certain active businesses, including for income earned from commodities transactions. There is authority to suggest that income earned from our electricity generation business may qualify under the active business exception, but this authority is unclear and we have not determined whether we qualify for this exception. A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. The determination of PFIC status involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn, and is subject to uncertainty in several respects. In particular, the application of the PFIC rules to certain of our business lines is complex and unclear and may depend, in part, on the manner in which we operate our electricity generation business, and we cannot guarantee that the IRS will agree with any positions that we take or that we will not be treated as a PFIC for any taxable year. Because we have not obtained (and do not intend to obtain) valuations of our assets on a quarterly basis, and because we have not determined the extent to which certain of our income and assets related to electricity generation may qualify for the active business exception, it is not clear whether we were a PFIC for our 2018 taxable year, and we may be a PFIC for any future taxable year. Accordingly, we cannot assure you that we will not be treated as a PFIC for any taxable year or that the IRS will not take a contrary position.

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

On July 26, 2017, we received another notice from the NYSE that the total market capitalization and the stockholders’ equity were below the listing requirements. In order to regain compliance, we conducted a non-cash restructuring to dispose of substantially all of the assets and liabilities related to our manufacturing businesses, including polysilicon, solar wafer and solar module manufacturing, as well as the LED distribution business, such that we could dispose of our asset-heavy and debt-heavy businesses and focus on our asset-light and high-margin project business. The disposition was completed in September 2017. See “Item 7. Major Shareholders and Related Party Transactions⸻B. Related Party Transactions⸻Transaction with our Chief Executive Officer and ReneSola Singapore Pte. Ltd.” for details. On October 24, 2017, we submitted a business plan to the NYSE to demonstrate our plan to regain compliance within the continued listing requirements of the NYSE. On December 7, 2017, the NYSE accepted our business plan and recognized that we were trading at levels in excess of $50 million average market capitalization. We resumed compliance with all NYSE continued listing requirements and the NYSE will continue to perform quarterly reviews during the 18 months from the date of the NYSE notice on July 26, 2017. On January 3, 2018, we provided the NYSE an update analyzing our third quarter 2017 progress and the plan submission and it was accepted by the NYSE on January 26, 2018.

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

ReneSola Ltd was incorporated as a limited liability company in the British Virgin Islands on March 17, 2006. Our choice of the British Virgin Islands as the jurisdiction of incorporation was motivated in part by its relatively well-developed body of corporate law, various tax and other incentives, and its acceptance among internationally recognized securities exchanges as a jurisdiction of incorporation for companies seeking to list securities on such exchanges. As we are a limited liability company under the laws of the British Virgin Islands, the liability of our shareholders to our company is limited to (i) any amount unpaid on a share held by the shareholder and (ii) any liability to repay a distribution by our company that was not made in accordance with the laws of the British Virgin Islands. Our principal executive offices are located at 7/F, Block B, Future Land Holdings Tower, No. 5, Lane 388, Zhongjiang Road, Putuo District, Shanghai, PRC. Our telephone number is +86 (21) 6280-9180. Our registered office is located at the offices of Harney Corporate Services Limited, Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

As of December 31, 2018, we conduct our business primarily through the following subsidiaries:

•	Renesola (Zhejiang) PV Power Co., Ltd.: our wholly owned subsidiary incorporated in China in August 2017 to hold our Chinese subsidiaries.

•	Zhejiang ReneSola Investment Ltd.: our subsidiary incorporated in China in February 2015 to engage in trading and investments in solar industry, as well as holding our project companies in China.

•	ReneSola New Energy S.A.R.L: our wholly owned subsidiary incorporated in Luxembourg in March 2012 to engage in trading and investments in solar industry, as well as holding our solar power projects in Europe and Canada;

•	ReneSola Investment Management Ltd.: our wholly owned subsidiary incorporated in the British Virgin Islands in December 2014 to engage in investments in solar industry, as well as holding our solar power projects;

•	Sichuan Bobo Electric Power Engineering Ltd.: our wholly owned subsidiary incorporated in China in January 2017 to conduct EPC business;

•	ReneSola Consulting (Shanghai) Co., Ltd: our wholly owned subsidiary incorporated in China in August 2017 to engage in project management and technology support;
•	ReneSola Power Holdings LLC. : our wholly owned subsidiary incorporated in the United States to engage in trading and investments in solar industry, as well as holding our solar power projects in the United States;

•	ReneSola Power Canada: our wholly owned subsidiary incorporated in Canada in October 2017 to conduct solar power project development business;

•	RS Holdco1 sp. z o.o.: our wholly owned subsidiary incorporated in Poland in March 2017 to engage in holding our solar power projects in Poland;

•	RS Holdco2 sp. z o.o.: our wholly owned subsidiary incorporated in Poland in August 2017 to engage in holding our solar power projects in Poland;

•	Renesola Poksla sp. z o.o.: our wholly owned subsidiary incorporated in Poland in July 2015 to conduct EPC business;

•	Renesola Szolgáltató és Kivitelező Kft.: our wholly owned subsidiary incorporated in Hungary in December 2017 to conduct EPC business;

•	ReneSola Beta Kft.: our wholly owned subsidiary incorporated in Hungary in December 2017 to engage in holding our solar power projects in Hungary;

•	LUCAS EST S.R.L: our non-wholly owned subsidiary incorporated in Romania in September 2012 to operate our project in Romania;

•	ECOSFER ENERGY S.R.L.: our non-wholly owned subsidiary incorporated in Romania in September 2012 to operate our project in Romania; and

•	Edison Oakapple Ltd: our wholly owned subsidiary incorporated in the United Kingdom in May 2015 to operate our project in UK.

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

In March and April 2011, we completed an offering of $200 million aggregate principal amount of convertible senior notes due in 2018. The convertible senior notes matured on March 15, 2018. In connection with the pricing of the notes, we entered into a capped call transaction and an additional capped call transaction, which cover, subject to customary anti-dilution adjustments, the number of ADSs underlying the option notes, with an affiliate of one of the initial purchasers of the notes, or the hedge counterparty. The carrying value of our convertible senior notes was $26.1 million as of December 31, 2015. We repurchased all of the remaining outstanding convertible senior notes during the first quarter of 2016.

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

Prior to our business restructuring in September 2017, our capital expenditures were used primarily to optimize and maintain our Sichuan polysilicon factory, our cell and module manufacturing plant in Yixing, Jiangsu Province, to purchase production equipment, to acquire land-use rights for each of the plants and to build up our solar power product business and solar power projects business. After the completion of the business restructuring, our capital expenditures have been used primarily for our solar power projects business. For details of our capital expenditures, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures.”

B.	Business Overview

After the completion of our business restructuring in September 2017, we have become a solar project developer and operator, a pure downstream player with robust pipeline projects around the world. We develop and sell solar power projects or sell project SPVs (project development business), and own and operate solar power projects and sell the electricity generated by our operated solar power plants (IPP business). While the project development business continues to be our important strategy for the foreseeable future, we also intend to retain some projects in selected regions and focus on IPP business. The IPP business is especially attractive, due to the resulting high margin recurring revenue. Over time, we may intend to shift a meaningful amount of our revenue to recurring power sales.

As of December 31, 2018, we completed 670 megawatts (“MW”) of solar power projects, including 27 MW of new installations in China, 58 MW of DG projects in Europe and, and 6.8 MW of solar power project in the U.S in 2018. We were operating approximately 232 MW solar power projects globally as of December 31, 2018, including 212 MW in China, and recorded electricity generation revenue from these projects. As of December 31, 2018, we had 773 MW within the late-stage pipeline, including 340 MW in the United States, with commercial operation date, or COD, within 2019 and 2020, of which 54.3 MW of the solar power projects were under construction.

Our net revenue from continuing operations increased from $80.5 million in 2016 to $103.0 million in 2017 and decreased to $96.9 million in 2018. We recorded operating income of $15.5 million and net income of $5.1 million in 2018, compared to operating income of $6.6 million and net income of $34.5 million in 2017, and operating income of $2.3 million and net loss of $34.7 million in 2016. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Overview of Financial Results—Net Revenue”.

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

The prices of our solar power projects or projects SPVs are primarily based on the cash flow such projects can generate and the rate of returns. The cash flow can be affected by drivers such as electricity generation, electricity price (such as FIT or PPA), operating expenses, tax policy or for a number of other reasons. Investors may compare the rate of returns generated from the solar power projects with the rate of returns in the financing or investment markets. See “Item 3. Key Information⸺D. Risk Factors⸺Risks Related to Our Business⸺Volatility or large decrease in the prices of solar power project may cause significant fluctuations or declines in our revenue.”

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

IPP Business

We started our IPP business by owning and operating solar power projects in 2014 and selling electricity generated by these solar power projects in 2014. We have tried to build our business as an IPP to develop and operate DG projects in well-developed regions for high PPA/FIT users and avoid regions with subsidy delay or curtailment issues.

We primarily conduct our IPP business in China where we can sell electricity in gross metering or net metering. In China, our IPP portfolio is the solar power projects which we developed. Since 2016, we are building our in-house O&M team in China to operate and maintain our entire owned and operated IPP portfolio in China.

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

Under gross metering, except for grid parity/low pilot projects in areas with ample resource, good conditions and high market consumption, each solar project approved by the National Development and Reform Commission, or the NDRC, is eligible to receive an attractive fixed FIT which was determined by NDRC at the time when the project was filed for 20 years in principle and we expect our solar power projects to be long-term contracted assets. Therefore, except for grid parity/low pilot projects, we can sell all electricity generated by our gross metering projects to the State Grid and receive a total amount of FIT amount, which comprise an agreed electricity sales price from the State Grid and the subsidies from the government, for 20 years. Net metering is important to achieve grid parity. We develop and operate net metering DG projects in well-developed regions in China. Under net metering, we sell majority of the electricity to non-State Grid power purchasers at an agreed negotiated electricity sales price, which is usually at a market discount rate of the public retail rate, and then sell the remaining unpurchased electricity to the State Grid at a price based on the local desulphurized coal benchmark. Aside from the electricity sale, each KWh of electricity generated (sold to non-Sate Grid power purchasers or State Grid) will receive subsidies from the government. State Grid is an enterprise which constructs and operates power grids and is a pilot state holding company approved by the State Council of China to carry out state-authorized investment. The non-State Grid power purchasers are primarily commercial and industrial users. See “⸻Our Solar Power Projects.” The governmental subsidies in gross metering and net metering may be different. We have focused and will continue to focus on net metering projects with high equity return.

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

As of February 28, 2019, we had more than 100 solar power projects in operation globally with an aggregate capacity of approximately 232 MW. See “⸻Our Solar Power Projects.”

While the project development business continues to be our important strategy for the foreseeable future, we also retain DG projects in China and focus on IPP business. The IPP business is especially attractive, due to the resulting high margin recurring revenue.

Our Solar Power Projects

We have built our business as project developer and have selectively owned high quality projects. We have focused on small-scale DG projects and community solar gardens with individual project size of less than 5 MW. While we have demonstrated our ability to sell solar power projects globally, we intend to retain some projects in China and focus on IPP business. Our competitive advantages lie in small-scale projects with high PPA/FIT price in diversified jurisdictions which we believe are of attractive return and will be the trend for the development of the industry.

Projects for Sale

As of December 31, 2018, we completed 670 MW of solar power projects, including 27 MW of new installations in China, 58 MW of DG projects in Europe and 6.8 MW of solar power project in the U.S. in 2018. We were operating approximately 232 MW solar power projects globally as of December 31, 2018, from which we recorded electricity generation revenue. In addition, we had a late-stage project pipeline with an aggregate capacity of approximately 773 MW in total and all these projects have a commercial operation date (“COD”) within 2019 and 2020.

Operating Assets

As of December 31, 2018, we owned 232 MW of solar power projects globally in operation, including 212 MW of solar power projects in China, and generated 196.18 million kilowatt-hours, or kWh, of electricity from this IPP portfolio in China in 2018.

Operating Assets	Capacity (MW)
China DG
- Zhejiang & Shanghai	75.2
- Anhui	32.1
- Henan	61.7
- Jiangsu	13.9
- Hebei	17.3
- Fujian	4.3
- Shandong	7.5
Total in China	212.0
Romania	15.4
United Kingdom	4.3
Total	231.7

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

As of December 31, 2018, we had late-stage project pipeline in China, the United States, Canada, Spain, France, Poland, Hungary, India and South Korea with an aggregate capacity of approximately 773 MW with estimated COD within 2019 and 2020, of which 54.3 MW are under construction.

The following table sets forth the information of all of our projects and late-stage pipeline as of December 31, 2018 (excluding sold and delivered projects):

Project Location	Project Pipeline (Late Stage) (MW)	Under Construction(MW)
China	11.6	11.6
United States	340.2	24.1
Canada	7.6	7.6
Spain	12.0	-
France	71.5	-
India	50.0	-
South Korea	9.0	-
Poland	37.0	11.0
Hungary	33.6	-
Vietnam	200.0	-
Total	772.5	54.3

The following tables set forth our late-stage project pipeline by location:

China

In China, as of December 31, 2018, we had a late-stage pipeline of 11.6 MW, 11.6 MW of which are under construction.

Late-stage Pipeline	Capacity (MW)	Business Model
- Zhejiang and Shanghai	8.6	IPP
- Jiangsu	3.0	IPP
China Total	11.6

United States

In the United States, as of December 31, 2018, we had a late-stage pipeline of 340.2 MW, 24.1 MW of which are under construction.

Late-stage Pipeline Projects	Location	Capacity (MW)	PPA/FIT	Term (Year)	Off-Taker	Status	Expected COD/Sale	Business Model
RP-NC	NC	24.1	PPA	10	NC MC	Construction Phase	2019	Project Development
Utah	UT	10.7	PPA	20	Corporate	Development Phase	2019	Project Development
RP-MN	MN	21.6	PPA	25	Community/Municipal/C&I	Development Phase	2019	Project Development
MN-VOS	MN	12.6	PPA	TBD	Community/Municipal/C&I	Development Phase	2019	Project Development
New York	NY	84.9	PPA	TBD	Community/Municipal/C&I	Development Phase	2019	Project Development
RP-CA	CA	21.3	PPA	TBD	PG&E/Other	Development Phase	2019	Project Development
Florida	FL	100.0	PPA	TBD	TBD	Development Phase	2020	Project Development
Alpine	TX	65.0	PPA	TBD	TBD	Development Phase	2020	Project Development
Total		340.2

Canada

In Canada, as of December 31, 2018, we had a late-stage pipeline of 7.6 MW projects.

Late-stage Pipeline Projects	Location	Capacity (MW)	PPA/FIT	Term (Year)	Status	Expected COD/Sale	Business Model
FIT3	Ontario	7.6	FIT3	20	Construction Phase	2019	Project Development
Total		7.6

India

In India, as of December 31, 2018, we had a late-stage pipeline of 50 MW projects.

Project Portfolios (as of Dec 31, 2018)	Capacity (MW)	PPA/FIT	Term (Year)	Status	Expected COD/Sale	Business Model
Rajasthan	50.0	PPA	15	Development Phase	2019/2020	Project Development
Total	50.0

Poland

In Poland, as of December 31, 2018, we had a late-stage pipeline of 37 MW projects.

Late-stage Pipeline Projects	Capacity (MW)	PPA/FIT	Term (Year)	Status	Expected COD/Sale	Business Model
11 individual projects, 1MW each	11.0	FIT(CfD)(1)	15	Construction Phase	2019	Project Development
26 individual projects, 1MW each	26.0	FIT(CfD)(1)	15	Development Phase	2019	Project Development
Total	37.0

(1)	“CfD” refers to contract for difference.

Hungary

In Hungary, as of December 31, 2018, we had a late-stage pipeline of 33.6 MW.

Late-stage Pipeline Projects	Capacity (MW)	PPA/FIT	Term	Status	Expected COD /Sale	Business Model
0.5 MWAC each project	33.6	FIT	25	Construction Phase	2019	Project Development
Total	33.6

 France

In France, we formed a strategic partnership with Green City Energy to jointly develop four solar parks in the south with a total installed capacity of 69 MW. The four parks will generate approximately 105 million kW hours of electricity per year. We expect the COD for the parks as of certain points in 2020/2021. Additionally, we also won projects with a combined capacity 2.5 MW, so our total project pipeline in France is now 71.5 MW.

Country	Capacity (MW)	Project Type	Status	Expected COD/Sale	Business Model
France	69.0	Utility	Development Phase	2020/2021	Project Development
France	2.5	DG	Development Phase	2019	Project Development
Total	71.5

Other Geographies

We are actively pursuing opportunities in other international markets, including Spain, South Korea and Vietnam. In Spain, we have a late-stage pipeline of 12 MW private PPA projects. In South Korea, we had secured a 9 MW ground mounted project. In Vietnam, we obtained land rights for a 200 MW ground mounted project.

Other Geographies: Late-stage Pipeline	Location	Capacity (MW)	Project Type	Status	Expected COD	Business Model
Spain PPA	Spain	12.0	Utility	Development Phase	2019	Project Development
South Korea	South Korea	9.0	Utility	Development Phase	2019	Project Development
Vietnam	Vietnam	200.0	Utility	Development Phase	2019/2020	Project Development
Total		221.0

Community Solar Gardens

As of December 31, 2018, we had community solar gardens in Minnesota with the capacity of approximately 34.2 MW. In 2018, we sold 13.3MW of our Minnesota community solar gardens. Our community solar gardens in New York are currently in development and are expected to have the size of 84.9 MW.

Our Sales and Customers

We selectively pursue high quality and low-risk solar power project opportunities, especially DG projects, and have been building our new solar portfolio comprised of those projects. We focus on conservative risk portfolio countries and regions where the solar power project markets are growing rapidly and expected to have sustainable growth supported by favorable government policies, including United States, Canada, China, Poland, Hungary, Spain, France and other emerging markets in Southeast Asia.

Our project development business is primarily focused in the United States, Canada, China, South Korea, India, Poland, Hungary, Spain and France. We sell our developed projects or project SPVs to purchasers, who primarily include large utility companies, other IPPs that desire to sell the electricity from the projects to local power suppliers or users, and global investors such as asset management funds, pension funds and tax equity investors. Our community solar gardens are the solutions for businesses, government entities, municipalities, schools, hospitals, residential customers, and people looking for saving money on their electricity costs. As of December 31, 2018, we had community solar gardens in development and/or under construction in the United States.

The solar power projects for our IPP business are primarily located in China. In China, we can sell the generated electricity in gross metering to the State Grid, or in net metering to the non-State Grid power purchasers first and the remaining unpurchased electricity to the State Grid. The State Grid is an enterprise which constructs and operates power grids and is a pilot state holding company approved by the State Council of China to carry out state-authorized investment. The non-State Grid power purchasers in the net metering are primarily commercial and industrial end users. Outside of China, we sell the generated electricity primarily to the local transmission grid companies, utility companies, government entities, municipalities, community and other commercial and industrial end users.

We expanded our customer base beyond China. We have teams covering major solar power markets such as the United States, Canada, the United Kingdom, South Korea, Poland, Hungary, France, Spain and India.

For the geographical distribution of our projects and the geographical revenues, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Overview of Financial Results—Net Revenue—Geographical Distribution.”

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

Operations and Maintenance

Since 2016, we have been building our in-house O&M team in China to operate and maintain our entire owned and operated IPP portfolio in China. We utilize customized software to monitor the performance and security of our solar power projects in a real-time basis. We regularly maintain our solar power projects with an intention to maximize the utilization rate, rate of power generation and system life of our solar power projects. We engage on-the-ground contractors who are on-call to promptly remedy any issues that may arise. We generally require warranties for defects in materials or workmanship for the components and a warranty for module capacity under normal testing conditions.

Intellectual Properties

We rely primarily on trade secrets, employee contractual protections and other contractual restrictions to establish and protect our intellectual properties and proprietary rights. See “Item 5. Operating and Financial Review and Prospects⸻C. Research and Development, Patents and Licenses, Etc.⸻Intellectual Property”. Nevertheless, these afford only limited protection and the actions we take to protect our intellectual property rights may not be adequate to provide us with meaningful protection or commercial advantage. See “Item 3. Key Information⸻D. Risks Factors⸻Risks Related to Our Business⸻Our failure to protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights may be costly.”

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

Insurance

We maintain property insurance policies, including property all risk insurance and machinery breakdown insurance, with insurance companies covering our assets, equipment, facilities, buildings and building improvements. These insurance policies cover losses due to fire, explosion, flood and a wide range of other natural disasters. We also maintain commercial general liability insurance, including professional liability insurance to protect professional advice- and service-providing the company from bearing the full cost of defending against a negligence claim made by a client, and damages awarded in a civil lawsuit and public liability insurance will protect our business from the claims made by third parties for injuries to the person, or damage to property caused as a result of our business activities all over the world, as well as construction insurance. We maintain key-man life insurance for our executive officers, and director and officer liability insurance for our directors and executive officers. We consider our insurance coverage to be in line with other companies of similar size in China. However, significant damage to any of our solar power projects, whether as a result of fire or other causes, could have a material adverse effect on our results of operation.

Regulation

Regulations in China

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

On April 1, 2008, the PRC Energy Conservation Law came into effect (subsequently revised on October 26, 2018). Among other objectives, this law encourages the utilization and installation of solar power facilities in buildings for energy-efficiency purposes.

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

On January 1, 2013, the State Council issued the Twelfth Five-Year Plan for the Development of Energy. The plan supports the promotion and development of renewable energy, including the solar energy. The plan also encourages the development of solar PV power stations in the areas with abundant solar power resource.

On July 4, 2013, the State Council issued the Several Opinions on Promoting the Healthy Development of the Photovoltaic Industry, which further increases the installed capacity for solar electricity and puts forward various measures to develop the PV application market and adjust the industrial structure and regulate the industrial development order. In 2013, government authorities, including the NDRC, the MIIT, the PRC National Energy Commission, the MOF and the PRC State Administration of Taxation, have issued a series of regulations to implement the Several Opinions.

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

On April 2, 2015, the State Grid announced that 10 GW of solar power projects would be connected to grid every year until 2020. On September 24, 2015, the NEA increased the capacity scale by additional 5,300 MW in total for PV power stations in certain regions and the PV power stations that fall within such increased capacity shall generally be connected to the grid no later than June 30, 2016. In March 2016, the NEA set a target of 150 GW of solar capacity by 2020. On April 8, 2018, the State Grid announced that solar power installed capacity will be more than 160 GW by 2020.

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

On June 1, 2015, the PRC National Energy Commission, the MIIT and the Certification and Accreditation Administration of the PRC jointly promulgated the Opinions on Promoting the Application of Advance Photovoltaic Technology Products and Upgrading the Photovoltaic Industry, which emphasizes that the market plays a decisive role in allocating resources and leading the industrial upgrade of PV technology. According to the different stages of the development of PV technology and products, PRC government will adopt differentiated market access standards in supporting advanced technology products to expand the market and accelerating the elimination of outmoded products. It also provides that new PV power generation project shall meet the requirements stipulated in the Standard Conditions for the Photovoltaic Manufacturing Industry promulgated by MIIT. For example, the photoelectric conversion efficiency rates of polycrystalline silicon module and single crystal silicon module shall not be less than 15.5% and 16%, respectively.

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

On February 26, 2018, the NEA issued the Notice on Printing and Distributing the Instructions on Energy Work 2018, requiring steadily promoting the construction of PV generation projects and standardizing and promoting the development of DG projects.

On April 2, 2018, the NEA issued Notice on Matters Concerning Reducing Burden on Enterprises in the Field of Renewable Energy, which promulgated measures to reduce the investment and operation burden on renewable energy companies, promote the reduction of renewable energy costs, and support the sound development of the real economy relating to renewable energy, etc.

On April 11, 2018, the MIIT, the Ministry of Housing and Urban-Rural Development, and the Ministry of Transport jointly issued the Smart PV Industry Development Action Plan (2018-2020), which calls for accelerating the intelligent manufacturing of advanced solar cells and components.

On October 30, 2018, the NDRC and the NEA jointly issued the Notice on Printing and Distributing the Clean Energy Consumption Action Plan (2018-2020), requiring the acceleration of the process of grid parity of PV Generation and the spread of cross-provincial market transactions of clean energy.

Laws and Regulations Concerning the Electric Power Industry

The regulatory framework of the PRC power industry consists primarily of the Electric Power Law of the PRC, which became effective on April 1, 1996 (lately revised effective on April 24, 2015 and on December 29, 2018) and the Electric Power Regulatory Ordinance, which became effective on May 1, 2005. One of the stated purposes of the Electric Power Law is to protect the legitimate interests of investors, operators and users and to ensure the safety of power operations. According to the Electric Power Law, the PRC government encourages PRC and foreign investment in the power industry. The Electric Power Regulatory Ordinance sets forth regulatory requirements for many aspects of the power industry, including, among others, the issuance of electric power business permits, the regulatory inspections of power generators and grid companies and the legal liabilities for violations of the regulatory requirements.

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

Obtaining the Construction Engineering Qualifications and Permit

Pursuant to the Construction Law which was promulgated by the Ministry of Construction on November 11, 1997 (effective on March 1, 1998) and amended on April 22, 2011 and the Regulation on Administration on Qualifications of Construction Engineering which became effective on March 1, 2015 and amended on September 13, 2016 and December 13, 2018, an enterprise engaged in the design and engineering work for an electric power project must obtain a qualification certificate and must conduct its work within the strict design scope set forth in its certificate. An enterprise conducting design or engineering work without first obtaining the qualification certificate or an enterprise that has obtained the qualification certificate but exceeds the permitted design scope may be subject to action by the relevant authorities, including monetary penalties, rescission of its certification or confiscation of all illicit gains.

Pursuant to the Provisions on the Administration of Permits of Installation, Repair, and Test of Electric Power Facilities, which were promulgated by the SERC and became effective on March 1, 2010 and amended on May 30, 2015, any entity or individual engaged in installing, repairing or testing of electric power facilities in the PRC must obtain a permit unless otherwise exempted by the SERC. There are three categories of permits and each category is further subdivided into five levels. Each category represents a specific range of activity i.e., installation, repair and testing. Each level denotes the maximum voltage level of an electric facility that a permit holder may work with. To apply for a permit, an applicant must submit the application to the local branch of SERC. A permit holder may also apply to change either the permitted matter, which is the category or level of the permit, or the registered matter, which is the name, legal address, legal representative and other pertinent matters. A permit is valid for six years and can be renewed.

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

On December 26, 2016, the NDRC issued the Circular on Adjusting the Policies on the On-grid Tariffs of Onshore Wind Power Generation and PV Generation, effective on January 1, 2017, which provides that solar power projects that sell all electricity generated to the local grid companies, are entitled to FIT of RMB0.65/kWh, RMB0.75/kWh or RMB0.85/kWh, depending on where the project is located (excluding on grid solar power projects located in Tibet which are entitled to FIT of RMB1.05/kWh), provided that these projects are filed after January 1, 2017 and fall within the regional scale index of the year, or these projects are filed prior to January 1, 2017 and fall within regional scale index of the year, but do not commence operations prior to June 30, 2017. In addition, pursuant to the Circular, the FIT shall be adjusted once a year.

On December 19, 2017, the NDRC issued the Circular on the On-grid Tariffs of PV Generation in 2018, effective on January 1, 2018, which provides that the FIT for solar power projects is adjusted to RMB0.55/kWh, RMB0.65/kWh, RMB0.75/kWh, respectively, depending on where the project is located (excluding on grid solar power projects located in Tibet which are entitled to FIT of RMB 1.05/kWh), provided that these projects are filed after January 1, 2018 and fall within the regional scale index of the year, or these projects are filed prior to January 1, 2018 and fall within regional scale index of the year, but do not commence operations prior to June 30, 2018. Moreover, the FIT for certain DG projects is reduced to RMB0.37/kWh.

On May 31, 2018, the NDRC, the MOF and the NEA jointly issued the Circular on Issues related to PV Generation in 2018, effective on May 31, 2018, which provide that solar power projects are entitled to FIT of RMB0.5/kWh, RMB0.6/kWh or RMB0.7/kWh, depending on where the project is located, and certain DG projects are entitled to FIT of RMB0.32/kWh. In addition, pursuant to the Circular, the construction of ordinary solar power stations shall be temporarily suspended in 2018.

On January 17, 2019, the NDRC and the NEA jointly issued the Notice on Actively Promoting Non-subsidized On-grid Tariffs of Wind Power Generation and PV Generation, requiring carrying PV Generation grid parity pilot project without state subsidies with price which is equal to coal benchmark electricity price, and guiding the construction of a number of grid low pilot projects with price which is lower than coal benchmark electricity price, in areas with ample resource, good conditions and high market consumption.

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

According to the Implementing Measures for the Administration of Price of Renewable Energy and Cost Sharing Program issued by the NDRC, the gap between the FIT for solar power projects and the desulphurized coal benchmark electricity price is subsidized by collecting tariff surcharge from the electricity consumers within the service coverage of grid enterprises at or above provincial level.

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

Foreign Investment in Solar Power Business and Restriction on Foreign Ownership

The principal regulations governing foreign ownership of solar power businesses in the PRC are the Foreign Investment Industrial Guidance Catalog, effective as of July 28, 2017, or the Catalogue 2017, which is a replacement of the 2007, 2011 and 2015 versions of the Foreign Investment Industrial Guidance Catalogue, and the Special Administrative Measures (Negative List) for Foreign Investment Access (Edition 2018) issued by the NDRC and the PRC Ministry of Commerce. Under the Catalog 2017, the solar power industry is classified as an “encouraged foreign investment industry.” Foreign-invested enterprises in the encouraged foreign investment industry are entitled to certain preferential treatment, such as exemption from tariff on equipment imported for their operations, after obtaining approval from the PRC government authorities. ReneSola Zhejiang was categorized in the “encouraged” industry under the Catalogue 2017.

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

Under these laws and regulations, Sino-foreign equity joint venture enterprises and wholly foreign owned enterprises in China may, subject to the ongoing compliance with applicable foreign exchange regulations, pay dividends only out of their accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, the enterprise in China is required to set aside at least 10.0% of its after-tax profit based on PRC accounting standards each year to its statutory reserves until the accumulative amount of such reserves reach 50.0% of its registered capital. These reserves are not distributable as cash dividends. Foreign-invested enterprise has the discretion to allocate a portion of its after-tax profits to reserve fund, staff welfare, bonus funds and expansion funds, which may not be distributed to equity owners except in the event of liquidation.

In May 2013, SAFE issued Notice 21 (lately revised on October 10, 2018), which provides detailed disclosure requirements and examination standards for SAFE registration. Foreign organizations and individuals involved in direct investment activities in China shall be registered with the SAFE branches, including the overseas SPVs established by PRC residents for the purpose of holding domestic or offshore assets or interests. Pursuant to Notice 13 issued by the SAFE on February 13, effective as of June 1, 2015, pursuant to which, entities and individuals are required to apply for foreign exchange registration of foreign direct investment and overseas direct investment, with qualified banks, instead of SAFE.

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

PRC law provides that anyone wishing to exploit the patent of another must conclude a written licensing contract with the patent holder and pay the patent holder a fee. One rather broad exception to this, however, is where a party possesses the means to exploit a patent for inventions or utility models but cannot obtain a license from the patent holder on reasonable terms and in a reasonable period of time, the PRC National Intellectual Property Administration is authorized to grant a compulsory license. A compulsory license can also be granted where a national emergency or any extraordinary state of affairs occurs or where the public interest so requires. The patent holder may appeal such a decision within three months from receiving notification by filing suit in the People’s Court.

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

Trademark

The PRC Trademark Law, adopted in 1982 and revised in 1993, 2001 and 2013, with its implementation rules adopted in 2002 and revised in 2014, protects registered trademarks. The Trademark Office of the State Administration of Industry and Commerce handles trademark registrations and grants trademark registrations for a term of ten years, which is subject to rollover by application.

Regulations in the British Virgin Islands

The British Virgin Islands recently enacted The Economic Substance (Companies and Limited Partnerships) Act, 2018 or “The Economic Substance Law”, which came into force on January 1, 2019.  We are expecting secondary legislation in the form of regulations as well as guidance notes to be published during the second quarter of 2019. The Company is required to comply with the economic substance requirements from July 1, 2019 and make an annual report in the British Virgin Islands as to whether or not they are carrying such relevant activities and if they are, they must satisfy an economic substance test.  The Company will be taking advice from its British Virgin Islands counsel as to the steps it should be taking to comply with the Economic Substance Law.

C.	Organizational Structure

As of December 31, 2018, we conduct our business primarily through the subsidiaries, which are listed in “Item4. Information on the Company — A. History and Development of the Company.”

 In addition to the significant subsidiaries above, we also have other principal subsidiaries incorporated in different jurisdictions.

The following diagram illustrates our current corporate structure, including our significant subsidiaries, as of the date of this annual report.

The diagram above omits the names of subsidiaries that are insignificant to us.

D.	Property, Plants and Equipment

Currently, our property, plants and equipment are primarily our project related infrastructures and assets, such as power stations and ancillary infrastructures. For more details, see “Item 4. Information on the Company—B. Business Overview—Our Solar Power Projects.”

Certain of our project infrastructures are pledged to secure our bank borrowings and equities of certain of our project companies are pleaded in our capital lease arrangements. As of December 31, 2017, short-term borrowings of $6.6 million and long-term borrowings of $ 32.5 million were jointly guaranteed by the Company and its two subsidiaries. The short-term borrowings of $6.6 million were also secured by all the shares or ownership interests of the borrower, and project assets owned with carrying value equivalent to 130% of the principal.

As of December 31, 2018, short-term borrowings of $3.4 million and long-term borrowings of $82.5 million including the current portion of $41.1 million were jointly guaranteed by the Company and its subsidiaries. The short-term borrowings of $3.4 million were also secured by all of our estate, right, title and interest and were pledged by the shares or ownership interests of the Company and its subsidiaries, and accounts receivable and VAT account of the Company and its subsidiaries. The long-term borrowings of $82.5 million including the current portion of $41.1 million were also secured and pledged by all the shares or ownership interests of us accounts and accounts receivable of us and insurance of us Long-term borrowings contain restrictive covenants. We are obligatory to (i) obtain lender’s prior approval before entering into any transaction over certain amount after the completion of the construction and commencement of operation of the relevant project assets, (ii) obtain lender’s prior consent before opening any bank account other than the existing bank account with the lender, (iii) ensure that at least one director designated by the lender be appointed as a director of the operating entity of the relevant project assets and/or the Company, (iv) comply with certain financial ratios, such as debt-service coverage ratio and loan life coverage ratio. As of December 31, 2018, we were in compliance with all debt covenants under its outstanding long-term financings.

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

Overview

Prior to September 2017, we were a leading fully-integrated solar project developer and provider of energy-efficient products based in China. We provided high quality solar power products, including solar wafers, solar cells, solar modules and solar power projects, to a global network of suppliers and customers, which included leading global manufacturers of solar wafers, cells and modules and distributors, installers and end users of solar modules. We also provided processing services to our customers. In 2016, we shipped 2,603.3 MW of solar power products.

Starting from our inception, we were manufacturers of solar wafers, polysilicon and solar modules. Starting from early 2014, we expanded our operations into the global energy efficient products and services business and downstream solar power projects in overseas markets. In September 2017, we completed a non-cash restructuring following which , among other things, substantially all of the assets and liabilities related to our manufacturing businesses, including polysilicon, solar wafer, solar cell and solar module manufacturing, as well as the LED distribution business were transferred into ReneSola Singapore Pte. Ltd. Upon the closing of this restructuring, all the issued shares of ReneSola Singapore Pte. Ltd were transferred to our chairman and chief executive officer. As a result, we have transformed into a solar project developer and operator, a pure downstream player with a robust pipeline of projects around the world.

While the project development business continues to be our important strategy for the foreseeable future, we also intend to retain more projects in selected regions and focus on IPP business as we realize high quality projects are unduplicated resources. Our competitive advantages lie in small-scale projects with high PPA/FIT price in diversified jurisdictions which we believe are of attractive return and will be the trend for the development of the industry.

As of December 31, 2018, we completed 670 MW of solar power projects, including 27 MW of new installations in China, 58 MW of DG projects in Europe and 6.8 MW of solar power project in the U.S in 2018. We were operating approximately 232 MW solar power projects globally as of December 31, 2018, from which we recorded electricity generation revenue. In addition, we had a late-stage project pipeline with an aggregate capacity of approximately 773 MW and all those projects have a commercial operation date (“COD”) within 2019 and 2020.

For details of our project pipeline, see “Item 4. Information on the Company—B. Business Overview—Our Solar Power Projects⸺Project Pipeline.”

Our net revenue from continuing operations increased from $80.5 million in 2016 to $103.0 million in 2017 and decreased to $96.9 million in 2018. We recorded an operating income of $15.5 million and a net income of $5.1 million in 2018, compared to an operating income of $6.6 million and a net income of $34.5 million in 2017 and an operating income of $2.3 million and a net loss of $34.7 million in 2016. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Overview of Financial Results—Net Revenue”.

Major Factors Affecting Our Results of Operations

Our future growth is driven by among others, industry demand for solar power, our ability to win market share from our competitors and our ability to develop and operate our solar projects. Significant factors that affect the financial performance and results of operations of our solar power projects are:

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

Solar Power Project Development

In 2018, 2017 and 2016, we recognized $48.8 million, $64.8 million and $77.4 million of net revenue from continuing operations from the sales of our solar power projects, representing approximately 50.3%, 63.0% and 96.1% our total net revenue from continuing operations. Our solar power project development activities have expanded over the past several years through a combination of organic growth and acquisition of project development rights. We develop our solar power projects with a view to selling them. Our ability to identify and engage credit-worthy purchasers timely and to negotiate favorable purchase price and payment terms directly affects our profitability. If we are unable to identify and appropriate purchasers in the short term, we may also determine to own and operate some of the projects from time to time and generate revenue by generating and selling electricity to the grid companies. We expect that our revenues from the sale of solar power projects and its importance to our overall business will continue to increase in the following years.

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

Overview of Financial Results

Net Revenue

Historically, we derived revenue primarily from sales of solar wafers and solar modules. We began to sell solar power projects and recognize revenue from sale of solar power projects in a separate business segment since 2015. After the completion of our business restructuring in September 2017, we have transformed into a solar project developer and operator, with our revenues mainly generated from our solar power projects. Set forth below is the breakdown of our net revenue by segment in absolute amount and as a percentage of total net revenue for the periods indicated.

Prior to the disposal of discontinued business on September 27, 2017, which have been presented as discontinued operations for all the periods presented herein, the Company operated and managed three principal reportable segments, Wafer, Cell and module, and Solar power projects. The Wafer segment involves the manufacture and sales of monocrystalline and multicrystalline solar wafers and processing services. The Cell and module segment involves manufacture and sale of PV cells and modules, and service revenue from tolling arrangements. The solar power projects segment is a newly formed segment in year 2015 which involves solar power project development, EPC services and electricity generation revenue. Ancillary revenues and expenses and other unallocated costs and expenses are recorded in other.

Pursuant to the disposal of the manufacturing business and LED distribution business on September 27, 2017 presented in discontinued operations for all the periods presented herein, the Company further separated the solar power project segment into three reportable segments, including solar power project development, EPC services and electricity generation revenue. Ancillary revenues and expenses and other unallocated costs and expenses are recorded in other.

On January 1, 2018, we adopted new revenue guidance ASC Topic 606, “Revenue from Contracts with Customers,” using the modified retrospective method applied to those contracts which were not completed as of January 1, 2018. Results for reporting periods beginning on or after January 1, 2018 are presented under ASC Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with our historic accounting method under ASC Topic 605.

	Year ended December 31, 2016
	Solar power project development	Electricity generation revenue	Other	Total
Net revenue	$77,372,737	$3,131,997	-	$80,504,734
Gross profit	$6,432,290	$800,591	-	$7,232,881

	Year ended December 31, 2017
	Solar power project development	Electricity generation revenue	EPC Services	Other	Total
Net revenue	$64,837,042	$12,247,320	$25,853,288	$36,349	$102,973,999
Gross profit	$3,575,775	$7,031,670	$3,524,310	-	$14,131,755

	Year ended December 31, 2018
	Solar power project development	Electricity generation revenue	EPC Services	Other	Total
Net revenue	$48,784,766	$29,257,928	$18,544,164	$319,477	$96,906,335
Gross profit	$7,052,170	$17,673,474	$3,329,402	$14,701	$28,069,747

Geographical Distribution

In September 2017, we completed a disposition of our manufacturing businesses, including polysilicon, solar wafer, solar cell and solar module manufacturing, as well as the LED distribution business.

After the business restructuring, we have transformed into a solar project developer and operator, a pure downstream player with a robust pipeline of projects around the world.

The following table summarizes the Company’s revenues generated by the geographic location of customers:

	Years ended December 31,
	2016	2017	2018
China (including Hong Kong and Taiwan)	-	67,533,887	45,395,811
United States	-	18,323,947	15,445,744
Japan	9,175,391	-	-
Bulgaria	652,559	-	-
Romania	2,393,030	4,844,238	1,824,411
England	68,283,754	7,271,370	31,169,458
Turkey	-	4,995,648	2,129,085
France	-	4,909	941,826
Total	80,504,734	102,973,999	96,906,335

Cost of Revenue

Our cost of revenue for continuing operations consists of costs for:

•	development costs (including interconnection fees and permitting costs) of solar power projects;
•	acquisition costs of solar power projects, if applicable;
•	project management costs;
•	EPC costs (consisting of costs of the components of solar power projects other than solar modules, such as inverters, electrical and mounting hardware, trackers, grid interconnection equipment, wiring and other devices);
•	interest costs capitalized for solar power projects during construction period; and
•	site-specific costs

Gross Margin

Our gross margin is affected by changes in our net revenue and cost of revenue. Gross margin from continuing operations is affected by 1) the gross margin of each individual solar power project we sell, which is determined by our ability to negotiate the sales price and our ability to effectively control the project acquisition and development costs, 2) the gross margin of each individual solar power project we operate, which is determined by the revenues from the sale of electricity generated from our operated solar power projects and our ability to effectively control the operation costs, and 3) the gross margin of each individual EPC services we provide, which is determined by our ability to negotiate the sales price and our ability to effectively control the engineering, procurement and construction costs.

Our gross margin increased from 9.0% in 2016 to 13.7% in 2017, primarily due to the increase of the gross margin of the electricity revenue, which mainly resulted from the increase of the green certificate revenue from US$1.7 million in 2016 to US$4.2 million in 2017, effect of the margin of 13.6% for our new EPC service in 2017, as well as the offsetting effect of the decrease in the gross margin of solar power project we sell. Our gross margin increased from 13.7% in 2017 to 29.0% in 2018, primarily due to the increase of revenue from electricity generation revenue, which has a relatively higher gross margin compared to our other segment operations.

Operating Expenses

Our operating expenses primarily include sales and marketing expenses, general and administrative expenses and gains or losses on disposal of property, plant and equipment.

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

Other Operating Income and Expenses

We also recognized other operating income and expenses from discount charges of long-term receivables, compensation income and expenses, and disposal loss of projects assets, etc.

Non-operating Income and Expenses

Our non-operating income and expenses consist primarily of interest income, interest expenses, foreign currency exchange gains or losses, gains on the repurchase of convertible notes, gains or losses on derivatives, and other losses.

Our interest income represents interest on our cash balances. Our interest expenses relate primarily to our short-term and long-term borrowings from banks and other financing parties, less capitalized interest expenses to the extent they relate to our capital expenditures.

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

PRC enterprise income tax is calculated primarily on the basis of taxable income determined under PRC Enterprise Income Tax Law. In March 2007, the National People’s Congress of China enacted a new Enterprise Income Tax Law, which became effective on January 1, 2008 and amended on December 29, 2018. In December 2007, the State Council of China promulgated the Implementing Regulation of the new Enterprise Income Tax Law, which became effective on January 1, 2008. The Enterprise Income Tax Law imposes a unified enterprise income tax rate of 25% on all domestic enterprises and foreign-invested enterprises unless they qualify under certain limited exceptions.

Under the Provisional Regulation of China on Value Added Tax and its implementing rules, all entities and individuals engaged in the sale of goods, the provision of processing, repairs and replacement services, and the importation of goods into China are generally required to pay VAT at a rate of 17% of the gross sales proceeds received, less any deductible VAT already paid or borne by the taxpayer. Effective from 1 May 2018, the VAT rate on goods sales is adjusted to 16%.

If it is more likely than not that some or all of the deferred tax assets will not be realized, we will provide for valuation allowances based on available evidence. As of December 31, 2018, our PRC subsidiaries had net operating losses carry forwards of $1.4 million of which $0.2 million, $1.0 million and $0.2 million will expire in 2021, 2022 and and 2023 respectively.

We consider positive and negative evidence to determine whether some portion or all of the deferred tax assets will not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, our experience with tax attributes expiring unused and tax planning alternatives. We have considered the following possible sources of taxable income when assessing the realization of deferred tax assets:

•	tax planning strategies;
•	future reversals of existing taxable temporary differences; and
•	further taxable income exclusive of reversing temporary differences and carry forwards.

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible for tax purposes. As a result, we recognized a valuation allowance against tax loss carry forwards for continuing operations of $3.2 million and $5.5 million as of December 31, 2017 and 2018, respectively.

In 2018, we had overseas operations in the jurisdiction of the United States, Canada, Republic of Romania, the United Kingdom, Poland, Hungary, Spain, France and India. The corporate income tax rates in these jurisdictions range from 0% to 35%.

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

Revenue recognition

Under ASC 606

Solar power project development

a) Sale of project assets constructed by a third-party EPC contractor

The Company recognizes revenue for sales of project assets constructed by a third-party engineering, procurement and construction (“EPC”) contractor over time as the Company’s performance creates an energy generation asset that is owned by the customer as it is being constructed and the customer can direct all activities related to the work in progress. Furthermore, the sale of a project asset when combined with EPC services represents a single performance obligation for the development and construction of a single generation asset. The Company recognizes revenue overtime for construction contracts which recognize revenue and gross profit as work is performed based on the relationship between actual costs incurred compared to the total estimated costs of the contract. Under this business model, the EPC services are provided by a third-party service provider. In accordance with the terms and conditions of the EPC contract, the Company has the ability to direct a third party to ensure that the EPC services to the customer are performed, therefore the Company acts as the principal in this arrangement and both the revenue and cost amounts paid to the EPC contractor are recognized on a gross basis.

b) Sale of project assets constructed by the Company’s own EPC team

Under this business model, the Company sells power projects after they have been completed or are near completion. The Company conducts the construction of the power plant and completes or nearly complete the project before it identifies a customer. When a customer is identified, the Company enters into two agreements through signing: Sale and Purchase Agreement (“SPA”) and Operations and Maintenance (“O&M”) Services Contract, which are signed on the same date. Such arrangements consist of two performance obligations: sale of solar project and O&M services.

For sale of a solar project, the Company recognizes revenue at a point in time once control of project company is transferred to customer as the Company has no remaining performance obligation once the control is transferred upon closing of the sale. For O&M services, the Company recognizes revenue over time, ratably over the service period, as this performance enhances an energy generation asset controlled by the customer.

For sales agreements that have energy generation performance guarantees covering a certain timeframe or the availability guarantee in the O&M contract, if there is an underperformance event, the Company may incur liquidated damages as a percentage of the EPC contract price or as a percentage of O&M fees. Such performance guarantees represent a form of variable consideration and are estimated at contract inception at their most likely amount and updated at the end of each reporting period as additional performance data becomes available and only to the extent that it is probable that a significant reversal of any incremental revenue will not occur.

c) Sale of project asset rights

The Company sells the project rights to customers through the disposal of project companies holding the relevant permits. For these transactions, the project companies could either own the land or lease the land under the lease term that could cover the entire power plant’s life. In these transactions, the Company is also responsible for locating the electricity end subscribers on the customer’s behalf for certain percentage of the entire contact consideration. Such arrangements consist of two performance obligations: sale of project rights and sourcing of end subscribers.

The Company recognizes revenue for sale of project rights at a point in time once control of project rights is transferred to customer as the Company has no further obligations related to the project rights. The Company recognizes revenue for sourcing of end subscribers over time as the Company has an ongoing obligation during a certain period to source end subscribers. A portion of the sales price consideration is variable on the percentage of end subscribers sourced for the project. The Company estimates the amount that most likely overcomes the constraint on variable consideration to include in the transaction price based on the historical subscription rates achieved.

EPC Services

The Company provides EPC services under the EPC contracts, under which the Company provides one distinct performance obligation – design and build the power plant on customer’s site per customer’s request.

The Company recognizes revenue for EPC services over time as the Company’s performance creates or enhances an energy generation asset controlled by the customer. In recognizing revenue overtime, the Company follows the costs incurred method and uses the actual costs incurred relative to the total estimated costs (including module costs) in order to determine the progress towards completion and calculate the corresponding amount of revenue and profit to recognize. Costs incurred include direct materials, solar modules, labor, subcontractor costs, and those indirect costs related to contract performance, such as indirect labor and supplies.

The overtime revenue recognition requires the Company to make estimates of net contract revenues and costs to complete the projects. In making such estimates, significant judgment is required to evaluate assumptions related to the amount of net contract revenues, including the impact of any performance incentives, liquidated damages, and other payments to customers. Significant judgment is also required to evaluate assumptions related to the costs to complete the projects, including materials, labor, contingencies, and other system costs.

Although the EPC contract usually clearly states a fixed unit price and the estimated total contract amount, the total contract amount is subject to variable consideration due to the difference between actual grid-connection capacity and estimated grid-connection capacity. The Company usually makes a reasonable estimation of grid-connection capacity, which represents a form of variable consideration. The variable consideration is estimated at the contact inception at the best estimate based on relevant experience and historical data and updated at the end of each reporting period as additional performance data becomes available and only to the extent that it is probably that a significant reversal of any revenue will not occur.

If estimated total costs on any contract are greater than the net contract revenues, the Company recognizes the entire estimated loss in the period the loss becomes known. The cumulative effect of the revisions to estimates related to net contract revenues and costs to complete contracts, including penalties, claims, change orders, performance incentives, anticipated losses, and others are recorded in the period in which the revisions to estimates are identified and the amounts can be reasonably estimated. The effect of the changes on future periods are recognized as if the revised estimates had been used since revenue was initially recognized under the contract. Such revisions could occur in any reporting period, and the effects may be material depending on the size of the contracts or the changes in estimates. For the years ended December 31, 2016, 2017 and 2018, no such revisions occurred.

The Company bills the customer based on progress billing terms in the contract. Accounts receivable from EPC services (unbilled) represents revenue that has been recognized in advance of billing the customer, which is common for long-term construction contracts. The Company typically recognizes revenue from contracts for the construction and sale of PV solar power systems over time using cost based input methods, which recognizes revenue and gross profit as work is performed based on the relationship between actual costs incurred compared to the total estimated costs of the contract. Accordingly, revenue could be recognized in advance of billing the customer, resulting in an amount recorded to “Accounts receivable from EPC services (unbilled)” as disclosed in Note 4 to the Financial Statements. Once the Company has an unconditional right to consideration under a construction contract, the Company typically bills the customer accordingly and reclassifies the “Accounts receivable from EPC services (unbilled)” to “Accounts receivable from EPC services (billed)”. Billing requirements vary by contract but are generally structured around the completion of certain construction milestones. Certain of the EPC contracts for PV solar power systems contain retainage provisions. Retainage represents contract costs for the portion of the contract price earned for work performed, but held for payment by the customer as a form of security until certain defined timeframe has been reached. The Company considers whether collectability of such retainage is reasonably assured in connection with our overall assessment of the collectability of amounts due or that will become due under the EPC contracts. Retainage included within “Accounts receivable from EPC services (unbilled)” is expected to be billed and collected within the next 12 months. After the Company has satisfied the EPC contract requirements and has an unconditional right to consideration, the retainage is billed and reclassified to “Accounts receivable from EPC services (billed)”. Refer to Note 4 for detail breakdown of the “Accounts receivable from EPC services (unbilled)” and “Accounts receivable from EPC services (billed)” amounts.

For EPC services, the Company provides a limited assurance only warranty for the modules, materials and construction part of the power plants. Although the Company subcontracts the construction to third party developers and purchase the raw materials and modules from third party suppliers, the Company is the primary obligor for the limited warranties such as solar module product warranty for a period of five to ten years, warranties for defects in engineering design, installation, workmanship for a period of one to two years and recorded as a liability in the Consolidated Balance Sheets. Nevertheless, the Company has a legally enforceable right to recover these warranties from the subcontractor and suppliers as these parties have contracted with the Company to assume these warranty obligations, and that the Company will also record receivables in the Consolidated Balance Sheets for expected reimbursement in amounts that the Company believe are probable. The EPC warranty expenses and expected recovery amounts related to warranties are recorded net of expense in the Consolidated Statement of Operations on the basis that the amounts provided by the subcontractor and suppliers are a reimbursement of our costs. As of December 31, 2017 and 2018, the related liabilities and receivables are not material. The related expenses for the three years ended December 31, 2016, 2017 and 2018 are not material.

Electricity generation revenue

The Company recognizes electricity generation revenue generated from power plants owned and operated by the Company over time as the customer receives and consumes the benefits as the Company performs. In recognizing revenue overtime, the Company follows the output method and uses the actual electricity supplied in order to determine the progress forwards completion and calculate the corresponding amount of revenue and profit to recognize. The electricity generation records are reconciled with the power grid companies and the price of electricity is based on a fixed unit price according to the power purchase arrangement with the power grid companies. The Company is entitled to the feed-in tariff(s) (FIT) that the government guaranteed and subsidized electricity sale price at which solar power projects can produce green energy. The Company recognizes the FIT as part of the electricity generation revenue when the entitlement to receipt of such FIT is fulfilled.

Revenue from green certificates

The Company receives green energy certificates based on electricity generated from the power plants in a subsidiary. The Company sells these certificates to buyers who can then meet the mandatory government quota per year for green energy produced. The Company believes that these green certificates are a government incentive and the sale of green energy certificates does not fall into derivative and lease accounting scope. The Company recognizes revenue for the sale at a point in time once the control of green certificates have been transferred to the buyers according to the green certificate purchase arrangement. The consideration of selling green certificates sold is fixed as stated in the purchase arrangement.

For the years ended December 31, 2016, 2017 and 2018, revenue from green certificates were $1,708,163, $4,184,724 and $883,741, respectively, and is included in electricity generation revenue.

Value added tax (“VAT”)

Value added tax (“VAT”) at differentiated rates on invoice amount is collected on behalf of the tax authorities in respect of the different types of revenues and is not recorded as revenue. VAT paid for purchases, net of VAT collected from customers, is recorded as an asset.

Under ASC 605

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

The Company generally recognizes revenue for EPC services over time using a percentage-of completion method as the Company’s performance creates or enhances an energy generation asset controlled by the customer per ASC 605-35. In applying the percentage-of-completion method, the Company follows the cost-to-cost method and uses the actual costs incurred relative to the total estimated costs (including module costs) in order to determine the progress towards completion and calculate the corresponding amount of revenue and profit to recognize. Costs incurred include direct materials, solar modules, labor, subcontractor costs, and those indirect costs related to contract performance, such as indirect labor and supplies. When contracts specify that title to direct materials and solar modules transfers to the customer before installation has been performed, the Company will not recognize revenue or the associated costs until those materials are installed and have met all other revenue recognition requirements.

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

If estimated total costs on any contract are greater than the net contract revenues, the Company recognizes the entire estimated loss in the period the loss becomes known. The cumulative effect of the revisions to estimates related to net contract revenues and costs to complete contracts, including penalties, claims, change orders, performance incentives, anticipated losses, and others are recorded in the period in which the revisions to estimates are identified and the amounts can be reasonably estimated. The effect of the changes on future periods are recognized as if the revised estimates had been used since revenue was initially recognized under the contract. Such revisions could occur in any reporting period, and the effects may be material depending on the size of the contracts or the changes in estimates. For the years ended December 31, 2016 and 2017, no such revisions occur.

The Company bills the customer based on progress billing terms in the contract. Accounts receivable from EPC services (unbilled) represents revenue that has been recognized in advance of billing the customer, which is common for long-term construction contracts. The Company typically recognizes revenue from contracts for the construction and sale of PV solar power systems over time using cost based input methods, which recognizes revenue and gross profit as work is performed based on the relationship between actual costs incurred compared to the total estimated costs of the contract. Accordingly, revenue could be recognized in advance of billing the customer, resulting in an amount recorded to “Accounts receivable from EPC services (unbilled)” as disclosed in Note 4. Once the Company has an unconditional right to consideration under a construction contract, the Company typically bills the customer accordingly and reclassifies the “Accounts receivable from EPC services (unbilled)” to “Accounts receivable from EPC services (billed).” Billing requirements vary by contract but are generally structured around the completion of certain construction milestones. Certain of the EPC contracts for PV solar power systems contain retainage provisions. Retainage represents contract costs for the portion of the contract price earned for work performed, but held for payment by the customer as a form of security until certain defined timeframe has been reached. The Company considers whether collectability of such retainage is reasonably assured in connection with the Company’s overall assessment of the collectability of amounts due or that will become due under the EPC contracts. Retainage included within “Accounts receivable from EPC has services (unbilled)” is expected to be billed and collected within the next 12 months. After the Company has satisfied the EPC contract requirements and has an unconditional right to consideration, the retainage is billed and reclassified to “Accounts receivable from EPC services (billed).” Refer to Note 4 for detail breakdown of the “Accounts receivable from EPC services (unbilled)” and “Accounts receivable from EPC services (billed)” amounts.

For EPC services, the Company provides limited warranty for certain years for the modules, materials and construction part of the power plants. Although the Company subcontracts the construction to third party developers and purchase the raw materials and modules from third party suppliers, the Company is the primary obligor for the limited warranties such as solar module product warranty for a period of five to ten years, warranties for defects in engineering design, installation, workmanship for a period of one to two years and records a liability “Accrued EPC warranty liabilities” which is grouped under “Other current liabilities” in the Consolidated Balance Sheet and disclosed in Note 11. On another hand, the Company has a legally enforceable right to recover these warranties from the subcontractor and suppliers as these parties have contracted with the Company to assume these warranty obligations, and that the Company will also record receivables for expected reimbursement in amounts that the Company believes are probable as “EPC Warranty reimbursement receivables” which is grouped under “Prepaid expenses and other current assets” in the Consolidated Balance Sheet and disclosed in Note 5. The EPC warranty expenses and expected recovery amounts related to warranties are recorded net in expense in the Consolidated Statement of Operations on the basis that the amounts provided by the subcontractor and suppliers are a reimbursement of the Company’s costs. As of December 31, 2016 and 2017, the liabilities and receivables are not material. The related expenses for the years ended December 31, 2016 and 2017 are also not material.

Electricity generation revenue

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

Revenue from green certificates

The Company receives green energy certificates based on electricity generated from the power plants in a subsidiary. The Company sells these certificates to buyers who can then meet the mandatory government quota per year for green energy produced. The Company believes that these green certificates are a government incentive and the sale of green energy certificates does not fall into derivative and lease accounting scope. The Company recognizes revenue for the sale in accordance with ASC 605-10-S99-1 when persuasive evidence of a green certificate purchase arrangement with the buyer exists, green certificates have been delivered to the buyer, the price of total green certificates sold is fixed or determinable and the collectability of the resulting receivable is reasonably assured.

Value added tax (“VAT”)

Value added tax (“VAT”) at differentiated rates on invoice amount is collected on behalf of tax authorities in respect of the different types of revenues and is not recorded as revenue. VAT paid for purchases, net of VAT collected from customers, is recorded as an asset.

Deferred project revenue

Deferred project revenue was $20.79 million and nil at December 31, 2017 and 2018, respectively, and mainly represented customer payments received or customer billings made under the terms of solar power project related sales contracts for which revenue recognition for real estate transactions have not yet been met. The associated solar power project related costs are included as deferred project costs. We classify such amounts as current or noncurrent depending on when all revenue recognition criteria are expected to be met, consistent with the classification of the associated deferred project costs.

Deferred Income Taxes

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net of operating loss carry forwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. Before 2016, the component of the deferred tax assets and liabilities were individually classified as current and non-current based on the characteristics of the underlying assets and liabilities, or the expected timing of their use when they did not relate to a specific asset or liability. Deferred tax assets and liabilities are all classified as non-current in the consolidated balance sheets.

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

We capitalize the costs related to solar power projects in various stages of development prior to entering into a definitive sales agreement for the solar power project and classify these costs as project assets on the consolidated balance sheets when the criteria in ASC 360-10-45-9 are met. If not met, we reclassify them to property, plant and equipment, unless the delay in the period required to complete the sale is caused by events or circumstances beyond our control.

Deferred project costs represent costs that are capitalized as project assets for arrangements that are accounted for as real estate transactions after we have entered into a definitive sales arrangement, but before the sale is completed or before all criteria to recognize the sale as revenue is met. We classify deferred project costs as noncurrent if all revenue recognition criteria is not expected within the next 12 months. As of December 31, 2015, we entered into a sale transaction for one project asset, which includes contractual provisions which may require us to repurchase the project asset under certain circumstances, and the revenue recognition criteria is not met until the issuance of the final acceptance certificate (“FAC”) by the customer. The repurchase provisions expired on June 30, 2017 and the FAC was received in March 2018. Deferred project costs as of December 31, 2017 were derived from this one project. Therefore, we have classified the project asset as current deferred project costs as of December 31, 2017. As of December 31, 2018, there are no such deferred project costs as the sales of the project were completed during the year ended December 31, 2018.

We review project assets and deferred project costs for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. We consider a project commercially viable or recoverable if it is anticipated to be sold for a profit once it is either fully developed or fully constructed. We consider a partially developed or partially constructed project commercially viable or recoverable if the anticipated selling price is higher than the carrying value of the related project assets and the estimated costs to complete. We examine a number of factors to determine if the project will be recoverable, the most notable of which include whether there are any changes in environmental, ecological, permitting, market pricing or regulatory conditions that impact the project. Such changes could cause the costs of the project to increase or the selling price of the project to decrease. If a project is not considered recoverable, we impair the respective project assets and adjusts the carrying value to the estimated recoverable amount, with the resulting impairment recorded within operations. We did not recognize any impairment losses on project assets for the years ended December 31, 2016, 2017 and 2018, respectively.

Segment Operations

In 2016 and prior to September 2017, we operated in three principal reportable business segments, namely wafer sales segment, cell and module sales segment and solar power projects segment. In September 2017, we completed a disposition of our manufacturing businesses, including polysilicon, solar wafer, solar cell and solar module manufacturing, as well as the LED distribution business. As a result, we have transformed into a solar project developer and operator, a pure downstream player with robust pipeline projects around the world. We currently separate the solar power project segment into three reportable segments, including solar power project development, EPC services and electricity generation revenue. Ancillary revenues and expenses and other unallocated costs and expenses are recorded in other.

Results of Operations

In September 2017, we completed a disposition of our manufacturing businesses, including polysilicon, solar wafer, solar cell and solar module manufacturing, as well as the LED distribution business.

On January 1, 2018, we adopted new revenue guidance ASC Topic 606, “Revenue from Contracts with Customers,” using the modified retrospective method applied to those contracts which were not completed as of January 1, 2018. Results for reporting periods beginning on or after January 1, 2018 are presented under ASC Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with our historic accounting method under ASC Topic 605.

The following table sets forth a summary, for the periods indicated, of our consolidated results of operations with each item expressed.

	Year ended December 31,
	2016	2017	2018
Continuing operations

Net revenue:
Solar power project development	$77,372,737	$64,837,042	$48,784,766
Electricity generation revenue	3,131,997	12,247,320	29,257,928
EPC services	-	25,853,288	18,544,164
Other	-	36,349	319,477
Total net revenue	80,504,734	102,973,999	96,906,335
Cost of revenue	(73,271,853)	(88,842,244)	(68,836,588)
Gross profit	7,232,881	14,131,755	28,069,747

Operating (expenses)/income:
Sales and marketing	(549,299)	(1,710,024)	(885,803)
General and administrative	(6,828,817)	(6,179,274)	(10,199,524)
Other operating income/(expenses)	2,493,898	313,153	(1,452,532)
Total operating expenses	(4,884,218)	(7,576,145)	(12,537,859)

Income from operations	2,348,663	6,555,610	15,531,888
Non-operating income/(expenses):

Interest income	3,552	51,403	193,552
Interest expense	(1,842,227)	(3,936,302)	(8,703,904)
Foreign exchange (losses)/gains	(1,072,836)	894,704	(2,460,812)
Losses on derivatives, net	(134)	-	-
Gains on repurchase of convertible notes	212,056	-	-
Fair value change of warrant liability	577,500	-	-
Other (loss)/income	-	(43,516)	346,965
Total non-operating expenses	(2,122,089)	(3,033,711)	(10,624,199)

Income before income tax	226,574	3,521,899	4,907,689
Income tax benefit/(expense)	(132,092)	(322,068)	188,791

Income from continuing operations, net of tax	94,482	3,199,831	5,096,480
Discontinued operations
Gain on disposal of discontinued operations before income taxes	-	106,292,213	-
Loss from operations of discontinued operations before income taxes	(32,631,226)	(79,782,830)	-
Income tax benefit/(expense)	(2,161,507)	4,748,324	-
Income/(loss) from discontinued operations, net of tax	(34,792,733)	31,257,707	-
Net income/(loss)	$(34,698,251)	$34,457,538	$5,096,480
Less: Net income attributed to noncontrolling interests	-	-	3,336,769
Net income/(loss) attributed to ReneSola Ltd	$(34,698,251)	$34,457,538	$1,759,711

Income attributed to ReneSola Ltd per share from continuing operations
Basic	$0.00	$0.01	$0.00
Diluted	$0.00	$0.01	$0.00
Income/(loss) attributed to ReneSola Ltd per share from discontinued operations
Basic	$(0.17)	$0.13	$-
Diluted	$(0.17)	$0.13	$-

Weighted average number of shares used in computing income/(loss) per share
Basic	202,229,767	246,899,286	380,752,929
Diluted	202,403,904	246,905,289	380,752,929

Net income/(loss)	$(34,698,251)	$34,457,538	$5,096,480
Other comprehensive income/(loss), net of tax of nil:
Foreign currency translation adjustment	(10,343,509)	11,513,216	(2,541,550)

Release of translation difference due to disposal of discontinued operation	-	(64,984,682)	-

Other comprehensive loss	(10,343,509)	(53,471,466)	(2,541,550)

Comprehensive income/(loss)	(45,041,760)	(19,013,928)	2,554,930
Less: Comprehensive income attributed to noncontrolling interests	-	-	3,050,313
Comprehensive loss attributed to ReneSola Ltd	$(45,041,760)	$(19,013,928)	$(495,383)

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Net Revenue. Our net revenue from continuing operations decreased from $103.0 million in 2017 to $96.9 million in 2018 primarily due to (i) the decrease of the revenue from our solar power project development of $16.1 million, mainly as a result of the decrease of our sales of project assets in China which was because we intended to retain some projects in selected regions and focus on IPP business in those regions; and (ii) the decrease of the revenue from our EPC services of $7.3 million which also resulted from our intention to retain some projects in selected regions and focus on IPP business in those regions. The decrease was partially offset by the increase of the revenue from electricity generation revenue of $17.0 million which primarily generated from our operation of DG projects in China.

Cost of Revenue. Our cost of revenue for continuing operations decreased from $88.8 million in 2017 to $68.8 million in 2018. Our cost of revenue associated with electricity generation revenue is relatively lower than the cost of revenue of both solar power project development and EPC services. The decrease of our cost of revenue is aligned with the increased percentage of electricity generation revenue in our total net revenue.

Gross Profit. Gross profit from continuing operations for 2018 was $28.1 million, compared to a gross profit of $14.1 million in 2017. Gross margin for 2018 was 29.0%, compared to a gross margin of 13.7% in 2017. The increase in gross margin was primarily due to the disposal of our manufacturing business in September 2017 and the increase of our revenue from electricity generation revenue, which has a relatively higher gross margin comparing to our other segment operations.

Sales and Marketing Expenses. Sales and marketing expenses for continuing operations decreased from $1.7 million in 2017 to $0.9 million in 2018 which is aligned with the decrease of our net revenue.

General and Administrative Expenses. General and administrative expenses for continuing operations increased from $6.2 million in 2017 to $10.2 million in 2018, primarily due to the increase of our consulting and professional service fees, as well as an increase of salaries for our employees.

Other Operating Income/Expenses. We had other operating expenses for continuing operations of $1.5 million for 2018 and other operating income of $0.3 million for 2017. Our other operating income/expenses consisted primarily of discount charges of long-term receivables, compensation income and expenses and disposal loss of project assets. The increase in our other operating expenses was mainly due to the increased discount charges of long-term receivables and compensation expenses.

Interest Income and Expenses. Our interest income from continuing operations increased from $0.05 million in 2017 to $0.2 million in 2018. Our interest expenses for continuing operations increased from $3.9 million in 2017 to $8.7 million in 2018 which was associated with our increased finance lease.

Foreign Exchange Gains (Losses). We had a foreign exchange loss from continuing operations of $2.5 million in 2018, compared to a foreign exchange gain of $0.9 million in 2017. The foreign exchange loss in 2018 was primarily due to a loan incurred by our Poland subsidiary in Euro and the subsequent depreciation of the Polish złoty.

Income Tax Benefit (Expense). We had an income tax benefit for continuing operations of $0.2 million in 2018, compared to an income tax expense of $0.3 million in 2017.

Net Income (Loss). As a result of the foregoing, we had a net income from continuing operations of $5.1 million in 2018, compared to a net income of $3.2 million in 2017.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Net Revenue. Our net revenue from continuing operations increased from $80.5 million in 2016 to $103.0 million in 2017 primarily due to (i) the increase of the revenue from our EPC services of $25.9 million, which was our new business in 2017 and (ii) the increase of the revenue from our electricity generation business and green certificates sale of $9.1 million, which resulted from the significant expansion of our IPP business in China and the increased demand in the green certificate market in 2017, partially offset by the decrease of the revenue from our solar power projects of $12.5 million.

Cost of Revenue. Our cost of revenue for continuing operations increased from $73.3 million in 2016 to $88.8 million in 2017, which is aligned with the increase of our revenue.

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

Foreign Exchange Gains (Losses). We had a foreign exchange gain for continuing operations of $0.9 million in 2017, compared to a foreign exchange loss of $1.1 million in 2016. The foreign exchange gain in 2017 was primarily due to the increased unrealized exchange gain of bank borrowings in Won which depreciated in 2017.

Income Tax Benefit (Expense). Our income tax expense for continuing operations for 2017 was $0.3 million, compared to an income tax expense of $0.1 million in 2016. The increase in 2017 was mainly resulted from the increase in income before tax.

Net Income (Loss). As a result of the foregoing, we had a net income from continuing operations of $3.2 million in 2017, compared to a net income of $0.09 million in 2016.

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

Liquidity and Capital Resources

In September 2017, we completed a non-cash restructuring following which, among other things, substantially all of the assets and liabilities related to our manufacturing businesses, including polysilicon, solar wafer, solar cell and solar module manufacturing, as well as the LED distribution business were transferred into ReneSola Singapore Pte. Ltd. Upon the closing of this restructuring, all the issued shares of ReneSola Singapore Pte. Ltd were transferred to our chairman and chief executive officer. As a result, bank borrowings in excess of RMB3 billion ($461 million) related to the transferred businesses will no longer be consolidated on our balance sheet as all have been assumed by the buyer, ReneSola Singapore Pte. Ltd. agreed to cancel approximately $217.4 million of accounts and other payable owed by us and we issued 180 million ordinary shares to ReneSola Singapore Pte. Ltd. As of December 31, 2018, our debt-to-asset ratio, which is total liabilities divided by total assets, was improved and decreased to 67.0% from 73.0% as of December 31, 2017.

For the year ended December 31, 2018, we had positive working capital and income from operations. We believe that our cash and cash equivalents, project assets, and continued support from financial institutions, fund investors and financing lease companies, in the form of renewed and additional short-term or long-term financings (including development loans, construction loans and project financings) and equity contribution, will be sufficient to meet our working capital and capital expenditure needs that will arise in 2019 and will be sufficient for the next 12 months from filing date of this annual report. We intend to continue to carefully execute our operating plans and manage credit and market risk. However, if our financial results or operating plans change from our current assumptions, our liquidity could be negatively impacted.

The following financial conditions in 2018 have impacted and are expected to continue to impact our liquidity. Significant components of our working capital as of December 31, 2018, were as follows:

•	Our total current assets were $135.3 million, including cash and cash equivalents of $6.8 million.
•	We had current project assets of $64.3 million in our late stage projects under development. Although we believe that we will be able to sell such project assets at a profit, if we are unable to sell these project assets at reasonable prices in the near term, our liquidity may be negatively impacted.
•	Our advances to suppliers, current portion, which are unsecured, were $0.4 million as of December 31, 2018.
•	Our current liabilities as of December 31, 2018 included short-term bank borrowings of $44.5 million, all of which will be due within one year.

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

Borrowings

Short-term Borrowings

As of December 31, 2018, we had outstanding short-term borrowings of $44.5 million. We have maintained our level of short-term bank borrowings to meet our working capital requirements for capital expenditures or other corporate uses, and we have not experienced any financial difficulty with respect to any repayment of our borrowings.

Long-term Borrowings and Other Liabilities

As of December 31, 2017 and 2018, we had outstanding long-term borrowings with remaining terms of more than one year of $32.5 million and $41.4 million, respectively. The long-term financing set forth below are the arrangements that we believe are important to our operation and business.

In March 2013, our Korean subsidiaries obtained two four-year term loans from a lender in Korea totaling Korean Won 35.7 billion ($32.1 million) to be repaid in March 2017. In 2017, we extended the maturity date by three years to March 2020. The proceeds from these loans were to be used to finance our PV plant projects in Romania. The balance of the loan as of December 31, 2018 was Korean Won 32.7 billion ($29.4 million).

Our Polish subsidiary has been provided a line of credit by a lender in Poland. In December 2017, our Polish subsidiary obtained a long-term loan under such line of credit covering construction and operational period of Polish PV plant projects from the lender in Poland totaling Euro 15.3 million ($17.5 million). In June 2018, our Polish subsidiaries obtained another long-term loan under such line of credit covering construction and operational period of Polish PV plant projects from the same lender in Poland totaling Euro 36.1 million ($41.3 million). As of December 31, 2018, the utilized amount was PLN 152.7 million ($40.7 million). The maturity date of the loan is December 7, 2019 and was recognized as current portion. The proceeds from these loans were to be used to finance our PV plant projects in Poland.

In April 2018, our US subsidiary, obtained a development loan from a U.S. lender to complete development on roughly 31MW of Minnesota based projects, and granted a security interest in the projects (including previously made program and interconnection deposits made to the Utility). This development loan is expected to be repaid on a per project basis when each project is sold or cancelled. The maturity date of the loan is April 30, 2020. The loan was secured by the ownership interests in the project companies and interconnection deposits, and ReneSola Ltd, the parent company of the US subsidiary, has subordinated its inter-company debt to the loan. The balance of the loan as of December 31, 2018 was $5.7 million.

Our Hungarian subsidiaries have been provided a line of credit by a lender in Hungary. In August 2018, our Hungarian subsidiaries obtained a long-term loan under such line of credit covering construction and operational period of Hungarian PV plant projects 7MW portfolio from the lender in Hungary totaling Hungarian Forint 2.2 billion ($7.8 million). As of December 31, 2018, the utilized amount was Hungarian Forint 1.9 million ($6.8 million) including the current portion of $0.4 million. The maturity date of the loan is earlier of 15th anniversary from COD or December 31, 2033. The proceeds from these loans were to be used to finance our PV plant projects in Hungary.

Interest rates are fixed for the above long-term bank loans. The weighted average interest rate of our long-term borrowings was 6.80%, 5.80% and 5.86% in the years ended December 31, 2016, 2017 and 2018, respectively.

Our long-term financing arrangements contain restrictive covenants, including requirements obliging us to (i) obtain lender’s prior approval before entering into any transaction over certain amount after the completion of the construction and commencement of operation of the relevant project assets, (ii) obtain lender’s prior consent before opening any bank account other than the existing bank account with the lender, and (iii) upon lender’s request, ensure that at least one director designated by the lender be appointed as a director of the operating entity of the relevant project assets and/or the Company. In addition, we are required to comply with certain financial ratios, such as debt-service coverage ratio and loan life coverage ratio. As of December 31, 2018, we were in compliance with all debt covenants under our outstanding long-term financings. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Restrictive covenants and undertakings under our project financing arrangements and loan arrangements may limit the manner in which we operate and an event of default under the loan may adversely affect our operations.”

Guarantees

As of December 31, 2017, short-term borrowings of $6.6 million and long-term borrowings of $ 32.5 million were jointly guaranteed by the Company and its two subsidiaries. The short-term borrowings of $6.6 million were also secured by all the shares or ownership interests of the borrower, and project assets owned with carrying value equivalent to 130% of the principal.

As of December 31, 2018, short-term borrowings of $3.4 million and long-term borrowings of $82.5 million, including current portion of $41.1 million were jointly guaranteed by the Company and its subsidiaries.

The short-term borrowings of $3.4 million was also secured by all of the borrower’s estate, right, title and interest and pledged by the shares or ownership interests of the Company and its subsidiaries, accounts receivable and VAT account of the Company and its subsidiaries. The long-term borrowings of $82.5 million, including current portion of $41.1 million was also secured and pledged by all the shares or ownership interests of us, accounts and accounts receivable of us, and insurance of us.

Our long-term borrowings contain certain restrictive covenants. We are obligatory to (i) obtain lender’s prior approval before entering into any transaction over certain amount after the completion of the construction and commencement of operation of the relevant project assets, (ii) obtain lender’s prior consent before opening any bank account other than the existing bank account with the lender, (iii) ensure that at least one director designated by the lender be appointed as a director of the operating entity of the relevant project assets and/or the Company, (iv) comply with certain financial ratios, such as debt-service coverage ratio and loan life coverage ratio. As of December 31, 2018, we were in compliance with all debt covenants under its outstanding long-term financings.

Issuance of Securities

In connection with our business restructuring in September 2017, we issued 180 million ordinary shares with a fair value of approximately $42.5 million to ReneSola Singapore Pte. Ltd., a former subsidiary prior to the business restructuring. We also issued shares under our share incentive plan.

Other than those mentioned above, in 2016, 2017 and 2018, we did not issue any other securities.

Cash Flows and Working Capital

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2016	2017	2018
	(in thousands)
Net cash used in operating activities from continuing operations	$(24,007)	$(46,684)	$(51,086)
Net cash provided by operating activities from discontinued operations	51,541	65,114	-
Net cash provided by/(used in) operating activities	27,534	18,430	(51,086)
Net cash provided by/(used in) investing activities from continuing operation	3,191	(79,939)	(40,400)
Net cash provided by/(used in) investing activities from discontinued operation	38,969	(76,415)	-
Net cash provided by/(used in) investing activities	42,160	(156,354)	(40,400)
Net cash (used in) provided by financing activities from continuing operation	(28,553)	52,898	85,825
Net cash (used in) provided by financing activities from discontinued operation	(33,821)	49,506	-
Net cash (used in) provided by financing activities	(62,374)	102,404	85,825
Effect of exchange rate changes	(8,029)	11,613	1,258
Net decrease in cash and cash equivalents and restricted cash	(709)	(23,907)	(4,403)
Cash and cash equivalents and restricted cash, at the beginning of the year (includes $33,371,486 of cash in assets of discontinued operations on December 31, 2016)	38,045	37,336	13,429
Cash and cash equivalents and restricted cash, at the end of the year	$37,336	$13,429	$9,026

Operating Activities

Net cash used in operating activities in 2018 was $51.1 million, primarily resulting from (i) net income from continuing operations of $5.1 million; (ii) depreciation of $8.4 million; (iii) share-based compensation of $0.4 million; (iv) gains on disposal of solar project of 0.3 million; and (v) increase in working capital of $63.6 million, partially offset by deferred tax provision for continuing operations of $1.1 million.

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

Investing Activities

Net cash used in investing activities in 2018 was $40.4 million and was for our purchase of property, plant and equipment.

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

Financing Activities

Net cash provided by financing activities in 2018 was $85.8 million, primarily comprising of (i) proceed from banks and other third party borrowings of $60.0 million; (ii) contribution from non-controlling interest holders of subsidiaries of $30.3 million; (iii) proceeds from failed sale-lease back agreements of $24.9 million; and (iv) borrowing from related parties of $17.3 million, partially offset by (i) repayment of borrowings from related parties of $20.5 million, (ii) repayment of failed sale-lease back financing of $11.5 million, (iii) repayment of banks and other third party borrowings of $9.7 million, and (iv) repayment of capital lease obligation of $5.0 million.

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

As of December 31, 2017, our working capital was $24.9 million. As of December 31, 2018, our working capital was $1.5 million.

We have taken, and are continuing to take, the following measures to manage our liquidity: (i) closely monitoring and managing our working capital, which may involve seeking extended payment terms from our suppliers, strengthening accounts receivable collection efforts, implementing more stringent project assets management procedures and considering liquidation of accounts receivable by discounting banknotes with the relevant financial institutions, as needed, to maintain sufficient cash flows from operations to meet our liquidity requirements; and (ii) obtaining additional debt facilities in order to fund working capital needs, as necessary.

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

Recent Accounting Pronouncements

Recently adopted accounting pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU 2014-09, “Revenue - Revenue from Contracts with Customers”, as a new Topic, ASC 606. Further, in March 2016, the FASB issued ASU No. 2016-08, “Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net),” which clarifies the implementation guidance on principal versus agent considerations. On January 1, 2018, the Company adopted the new accounting standard ASC 606, Revenue from Contracts with Customers and all the related amendments (“new revenue standard”) to all contracts using the modified retrospective method. The new standard requires the Company to recognize revenue when a customer obtains control rather than when it has transferred substantially all risks and rewards of a good or service and requires expanded disclosures. ASC 606 superseded the real estate sales guidance under ASC 360-20.

The Company has completed a detailed review of revenue contracts representative of its business segments and its revenue streams as of the adoption date. As a result of the evaluation performed, the Company has determined that the timing and amount of revenue that it recognizes on certain contracts is affected by the adoption of the new standard. These adjustments are primarily related to the change in recognition of solar power projects development.

Under the modified retrospective method, the Company recognized the cumulative effect of initially applying the new revenue standard as an adjustment to the opening balance of retained earnings. The comparative information has not been restated and continues to be reported under the accounting standards in effect for those periods. The Company does not expect the adoption of the new revenue standard to have a material impact to its net income and material change in timing of recognition of revenue on an ongoing basis.

The cumulative effect of the changes made to its January 1, 2018 consolidated balance sheet for the adoption of ASU 2016-08, “Revenue - Revenue from Contracts with Customers” was as follows:

	Balance at	Adjustments Due to	Balance at
	December 31, 2017	ASC 606	January 1, 2018
Assets
Accounts receivable, net of allowances for doubtful accounts	$23,312,086	$7,079,477	$30,391,563
Project assets current	76,556,400	(400,642)	76,155,758
Contract costs	12,668,709	(5,808,850)	6,859,859
Liabilities and Shareholders’ Equity
Accumulated deficit	$(435,517,610)	$869,985	$(434,647,625)

There is no cumulative effect of the changes made to its December 31, 2018 consolidated balance sheet for the adoption of ASU 2016-08, “Revenue - Revenue from Contracts with Customers”.

In accordance with the new revenue standard requirements, the disclosure of the impact of adoption on its consolidated statements of operation and comprehensive income was as follows:

	Year ended December 31, 2018
	As	Balances Without	Effect of
	reported	Adoption of ASC 606	Change
Net revenue:
Solar power projects development	$48,784,766	$55,864,243	$(7,079,477)
Electricity generation revenue	29,257,928	29,257,928	-
EPC services	18,544,164	18,544,164	-
Others	319,477	319,477	-
Cost of revenue	$(68,836,588)	$(75,046,080)	$6,209,492
Gross profit	28,069,747	28,939,732	(869,985)
Income from operations	15,531,888	16,401,873	(869,985)
Net income	5,096,480	5,966,465	(869,985)
Net income attributed to ReneSola Ltd	1,759,711	2,629,696	(869,985)
Basic income attributed to ReneSola Ltd per share	0.00	0.01	(0.01)
Diluted income attributed to ReneSola Ltd per share	0.00	0.01	(0.01)

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows – Restricted Cash (Topic 230), which amends ASC 230 to add or clarify guidance on the classification and presentation of restricted cash in the statement of cash flows. The ASU is effective for annual and interim periods beginning after December 15, 2017 and the standard should be applied to each period presented using a retrospective transition method. The Company has adopted the standard in 2018 and the change in restricted cash is no longer presented as an investing activity in the consolidated statement of cash flows.

In January 2017, the FASB issued ASU 2017-01 Clarifying the Definition of a Business, which revises the definition of a business and provides guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The guidance is effective for the fiscal year, and interim periods with that fiscal year beginning after December 15, 2017. The Company adopted the provisions of ASU 2017-01 as of January 1, 2018. There was no material impact on the Company’s consolidated financial statements resulting from the adoption of this guidance.

Recently issued accounting pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), as part of a joint project with the International Accounting Standards Board to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. To satisfy the foregoing objective, the FASB is creating Topic 842, Leases, which supersedes Topic 840. Under the new guidance, a lessee will be required to recognize right-of-use (“ROU”) assets and lease liabilities for capital and operating leases with lease terms of more than 12 months. Additionally, this ASU will require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases, including qualitative and quantitative requirements. The effective date of the new standard for public companies is for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years. Early adoption is permitted. In July 2018, the FASB issued amendments in ASU 2018-11, which provide a transition election to not restate comparative periods for the effects of applying the new standard. This transition election permits entities to change the date of initial application to the beginning of the earliest comparative period presented, or retrospectively at the beginning of the period of adoption through a cumulative-effect adjustment. The Company will adopt Topic 842 effective January 1, 2019 and has elected to apply the standard retrospectively at the beginning of the period of adoption through a cumulative-effect adjustment. The Company anticipates that the adoption of Topic 842 will have a material impact on the Company’s consolidated balance sheets, but will not have a material impact on its consolidated statements of operations nor to cash from or used in operating, financing, or investing on the Company’s consolidated cash flow statements. Based on the Company's current portfolio of leases, approximately $30 to $40 million of ROU assets and $30 to $40 million lease liabilities would be recognized on its balance sheet on January 1, 2019.

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

In August 2017, the FASB issued ASU 2017-12, Derivatives and Hedging (Topic 815) – Targeted Improvements to Accounting for Hedging Activities, to simplify certain aspects of hedge accounting for both non-financial and financial risks and better align the recognition and measurement of hedge results with an entity’s risk management activities. ASU 2017-12 also amends certain presentation and disclosure requirements for hedging activities and changes how an entity assesses hedge effectiveness. ASU 2017-12 is effective for fiscal years and interim periods within those years beginning after December 15, 2018, and early adoption is permitted. We are currently evaluating the impact ASU 2017-12 will have on our consolidated financial statements and associated disclosures.

In February 2018, the FASB issued ASU 2018-02, Income Statement – Reporting Comprehensive Income (Topic 220) – Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income, to allow entities to reclassify the income tax effects resulting from the Tax Cuts and Jobs Act (“the Act”) on items within accumulated other comprehensive income to retained earnings. ASU 2018-02 is effective for fiscal years and interim periods within those years beginning after December 15, 2018, and early adoption is permitted. We are currently evaluating the impact ASU 2018-02 will have on our consolidated financial statements and associated disclosures.

In June 2018, the FASB issued ASU 2018-07 Compensation-Stock Compensation (Topic 718), to simplify the accounting for share–based payments granted to nonemployees by aligning the accounting with the requirements for employee share–based compensation. ASU 2018-07 is effective for the Company beginning in fiscal 2019, including interim periods within that fiscal year. Early adoption is permitted but no earlier than a company's adoption of ASC 606. We do not expect the adoption of ASU 2018-07 to have a significant impact on our consolidated financial statements and associated disclosures.

In August 2018, the FASB issued ASU 2018-13 Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 removes the requirement to disclose: the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy; the policy for timing of transfers between levels; and the valuation processes for Level 3 fair value measurements. ASU 2018-13 requires disclosure of changes in unrealized gains and losses for the period included in other comprehensive income (loss) for recurring Level 3 fair value measurements held at the end of the reporting period and the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted. We are currently evaluating ASU 2018-13 to determine the impact it will have on our disclosures.

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2018 to December 31, 2018 that are reasonably likely to have a material adverse effect on our net revenue, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial conditions.

E.	Off-balance Sheet Arrangements

As of December 31, 2018, we did not have any off-balance sheet arrangements that had or were reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2018:

	Payments Due by Period
Contractual Obligations	Total	less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Short-term borrowings	$3,368	$3,368	$-	$-	$-
Long-term borrowings, including current portion	82,531	41,096	36,334	458	4,643
Operating leases	59,325	3,004	7,146	5,256	43,919
Failed sale-lease back and Capital lease liabilities, including current portion	90,155	12,280	34,772	31,763	11,340
Total	$235,379	$47,468	$78,252	$37,477	$59,902

For information relating to our long-term loans, including their maturity profiles and provisions that accelerate repayment obligations, see “—B. Liquidity and Capital Resources.”

Other than the contractual obligations and commercial commitments set forth above, we did not have any long-term debt obligations, finance lease obligations, operating lease obligations, purchase obligations or other long-term liabilities as of December 31, 2018.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title

Xianshou Li	50	Chairman and Chief Executive Officer
Martin Bloom	67	Independent Director
Tan Wee Seng	63	Independent Director
Julia Xu	47	Independent Director
Weiguo Zhou	45	Director
Xiaoliang Liang	46	Chief Financial Officer
Doran Hole	50	Chief Executive Officer of North America and Group Vice President of Strategy
Josef Kastner	55	Vice President Projects Europe
Shelley Xu	33	Vice President of the Greater China Region

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

Mr. Martin Bloom has been an independent director since July 2006 and is currently the chairman of the compensation committee and a member of the audit committee. Mr. Bloom served as the chairman of the audit committee between September 2006 and March 2016. In addition, he has been an advisory board member of Seraphim Space, an investment fund for space and related activities and the chairman and director of Represent Group Limited. Mr. Bloom served as a member of board of directors of LB-Shell plc., formerly known as Intelligent Energy, a British fuel cell company, from 2012 to December 2017, the group chief executive officer from June 2016 to December 2017, and the chairman of its nomination committee and a member of its audit committee and remuneration committee from 2014 to 2016.  Mr. Bloom was the chairman of the board of directors of MayAir Group, a Malaysian air purification company listed on the London AIM, from May 2015 to March 2018. He was a member of the board of directors of Green & Smart, a Malaysian biogas producer listed on the London AIM, and chairman of its audit committee from May 2016 to September 2017. Mr. Bloom was a member of the board of directors of Starcom plc, an asset tracking company listed on London AIM, and the chairman of its audit committee from January 2013 to October 2015. Mr. Bloom has almost 40 years of experience in strategic partnering, technology commercialization and business strategy. He has built businesses in the United States, Europe and Asia. In 2005, Mr. Bloom was appointed to serve as the UK chairman of the China-UK Venture Capital Joint Working Group, launched by the then-Chancellor of the United Kingdom, Gordon Brown, in February 2005, to foster collaboration between the venture capital and private equity industries in China and the United Kingdom. Mr. Bloom worked at Coopers & Lybrand (now PricewaterhouseCoopers) from 1996 to 1997 and was the project manager of a series of technology transfer schemes between the United Kingdom and Japan on behalf of the Department of Trade & Industry of the United Kingdom from 1992 to 1997. Mr. Bloom worked as a corporate strategist at Unilever between 1973 and 1981. Mr. Bloom has a bachelor’s degree with honors in economics from the University of Southampton and a master’s degree in the history of science jointly from Imperial College and University College, London.

 Mr. Tan Wee Seng has been an independent director since April 2009. Mr. Tan is currently the chairman of the audit committee and a member of nominating and corporate governance committee. In addition, Mr. Tan is an independent non-executive director and chairman of audit committee of Xtep International Holdings Limited, an independent non-executive director and chairman of audit committee of Sa Sa International Holdings Limited, an independent non-executive director and the chairman of the remuneration committee and a member of the audit committee of Health and Happiness (H&H) International Holdings Limited, an independent non-executive director and the chairman of the audit committee of CIFI Holdings (Group) Co. Ltd., and an independent non-executive director and the chairman of the audit committee and a member of the strategy and investment committee of Sinopharm Group Company Limited, an independent non-executive director and the chairman of the audit committee and remuneration committee and a member of the nomination committee of Shineroad International Holdings Limited, all of which are listed on the Main Board of Hong Kong Stock Exchange, as well as a director and the chairman of the finance & operation committee of Beijing City International School, an academic institution in Beijing. Mr. Tan has been an independent director for 7 Days Group Holdings Limited listed on the NYSE from November 2009 until it was taken private in July 2013, and he was the chairman of the special committee for privatization from October 2012 to July 2013. Mr. Tan has over 30 years of experience in financial management, corporate finance, merger and acquisition, business management and strategy development. He has also held various management and senior management positions in a number of multinational corporations and China corporations. From 2003 to 2008, he was an executive director, the chief financial officer and the company secretary of Li Ning Company Limited, a company listed on the Main Board of Hong Kong Stock Exchange. From 1999 to 2002, he was the senior vice president of Reuters for China, Mongolia and North Korea regions, and the chief representative of Reuters in China. Prior to that, he served as the managing director of AFE Computer Services Limited, a Reuters subsidiary in Hong Kong mainly engaged in domestic equity and financial information services, a director of Infocast Pty Limited which was a Reuters subsidiary in Australia, and the regional finance manager of Reuters East Asia. Mr. Tan is a professional accountant and a fellow member of the Chartered Institute of Management Accountants in the United Kingdom, and the Hong Kong Institute of Directors.

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

Mr. Weiguo Zhou has been our director since June 2018. Mr. Zhou is also a member of compensation committee and nominating and corporate governance committee. Mr. Zhou was our independent director from March 2016 to March 2018 and our interim chief financial officer from March 2018 to May 2018. Mr. Zhou has been serving as the managing partner of Shanghai Mountain River Investment Management Limited since July 2015 and the managing partner of Silicon Valley Investment Management Partners, a China-based partnership specializing in investment in information technology and renewable energy area since June 2013. In addition, Mr. Zhou was a partner of Vangoo Capital Partners, a venture capital firm specializing in investment in early to pre-IPO stage China-based companies, between April 2012 and June 2013. Mr. Zhou has extensive capital markets experience in Asia and held various senior positions in major investment banks, including executive director at Goldman Sachs Gaohua Beijing, Vice President at Credit Suisse Beijing and Hong Kong, between August 2007 and April 2012. Prior to that, Mr. Zhou worked at Deutsche Bank’s Tokyo and Hong Kong offices for more than seven years. Mr. Zhou obtained his bachelor’s degree in economics (major in accounting) from University of Tokyo in 2000.

Executive Officers

 Mr. Xiaoliang Liang has been our chief financial officer since June 2018. Mr. Liang has over 18 years of experience in developing, financing and managing projects with a focus on renewable energy, including solar, wind, hydro and other power sectors. He previously served in a senior leadership position at ReneSola from 2012 to 2013 prior to departing to pursue other professional leadership opportunities with several leading organizations within the renewable energy industry, including Gamesa Energy China, Hanergy and Dongxu Azure New Energy Corporation. Mr. Liang obtained a master's degree in International Project Management from North China Hydro & Water Conservation College and a bachelor's degree in Hydroelectric Engineering from Tsing Hua University.

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

Mr Josef Kastner has been our Vice President Projects Europe since September 2017. Mr. Kastner joined us in 2014, leading the EPC team in Europe. During Mr. Kastner’s employment in us, Mr. Kastner started to develop our solar business in Poland in 2015, turning us into the most successful solar company in the Polish market, led the team winning a 116 MW pipeline in Turkey in 2016, which is the largest portfolio of unlicensed projects in Turkey, launched the development ground-mounted solar projects in France in 2017, launched business in Hungary in September 2017 and started with construction of first plants in March 2018. Prior to joining us, Mr. Kastner was the chief executive officer of Alpine Green Energia, mainly responsible for EPC service in renewable energy projects. Mr. Kastner holds a degree in civil engineering from Technical University of Vienna.

Ms. Shelley Xu has been our vice president of the Great China region since March 2016. Since 2017, Ms. Xu has been serving as our vice president of the Asia region, in charge of domestic power station business. Ms. Xu joined us in 2005 and served as our head of silicon purchasing unit from 2005 to 2009, senior sales manager in 2010, vice director of global sourcing in 2011, general manager of North China from 2012 to November 2013 and vice president of the Global Sales from December 2013 to March 2016. Ms. Xu has over nine years of experience in the solar industry. In 2012, Ms. Xu successfully implemented the penetration of module sales business into domestic market, and achieved a remarkable sales record, fulfilling the obligation to smooth our strategic transition from wafer sales to the downstream market. Ms. Xu graduated from Zhejiang Business Technology Institute in 2005.

The address of our directors and executive officers is c/o ReneSola Ltd, 7/F, Block B, Future Land Holdings Tower, No. 5, Lane 388, Zhongjiang Road, Putuo District, Shanghai 200062.

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

B.	Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2018, an aggregate of approximately $1.0 million in cash was paid to our executive officers and directors. In 2018, we set aside or accrued a total amount of $0.2 million to provide pension, retirement or similar benefits.

Share Incentive Plan

Our board of directors adopted our 2007 share incentive plan in September 2007, which was amended in January 2009, August 2010, August 2012, August 2016, January 2018 and April 2018, to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentive to employees, directors and consultants and promote the success of our business. We have reserved 12,500,000 shares for issuance under our 2007 share incentive plan. As of February 28, 2019 we had an outstanding awards of 5,260,000 shares, excluding awards forfeited pursuant to the terms of our 2007 share incentive plan and the exercised options, and 3,556,100 shares available for future grants.

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

Share Options

As of February 28, 2019, we had outstanding options to purchase 5,260,000 shares.

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

On August 8, 2012, our board of directors approved an adjustment to the exercise price of options to purchase an aggregate amount of 5,386,600 shares, previously granted under our 2007 share incentive plan, to a new exercise price of $7.35 per ADS (or $1.47 per ADS prior to the ADS Ratio Change). In addition, on December 31, 2013, our board of directors authorized our chief executive officer to determine the option grant date and exercise price under the 2007 share incentive plan. As a result, the exercise price of certain options granted between August 8, 2012 and December 31, 2013 to purchase an aggregate amount of 950,000 shares were adjusted to $7.35 per ADS. The exercise price of our options in the amount of 2,590,000 shares to be granted on or after January 1, 2014 was set at $7.35 per ADS. On January 1, 2018 and April 1, 2018, the Board of Directors of the Company approved two option modifications to reduce the exercise price. The new exercise price of our options is modified and set at $2.56 per ADS. The following table summarizes, as of February 28, 2019, the outstanding options, excluding options forfeited pursuant to the terms of our 2007 share incentive plan and the options that were exercised on or prior to February 28, 2019, that we granted to our directors and officers and to other individuals as a group under our 2007 share incentive plan.

Name	Shares Underlying Outstanding Options	Exercise Price ($/Share)	Grant Date	Expiration Date
Xianshou Li	2,500,000	$0.256	April 1, 2018	April 1, 2021
Martin Bloom	100,000	$0.256	April 1, 2018	April 1, 2021
Tan Wee Seng	100,000	$0.256	April 1, 2018	April 1, 2021
Julia Xu	100,000	$0.256	April 1, 2018	April 1, 2021
Weiguo Zhou	100,000	$0.256	April 1, 2018	April 1, 2021
Xiaoliang Liang	750,000	0.257	June 1, 2018	June 1, 2021
Doran Hole	300,000	$0.353	November 30, 2017	November 30, 2020
Josef Kastner	⸺	⸺	⸺	⸺
Shelley Xu	300,000	$0.266	January 1, 2018	January 1, 2021
All directors and executive officers as a group	4,250,000
Other individuals as a group	100,000	$0.735	November 30, 2007	November 30, 2019
	250,000	$0.735	March 19, 2012	March 19, 2019
	100,000	$0.735	September 30, 2014	September 30, 2019
	250,000	$0.735	September 17, 2012	September 17, 2019
	75,000	$0.735	January 1, 2014	January 1, 2019
	25,000	$0.735	June 30, 2014	June 30, 2019
	100,000	$0.266	January 1, 2018	January 1, 2021
	110,000	$0.735	December 31, 2015	December 31, 2020

Restricted Share Units

As of February 28, 2019, we had nil restricted shares units outstanding.

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

Terms of Directors and Officers

Our officers are appointed by and serve at the discretion of the board of directors. At each annual general meeting, one-third of our directors then existing, or if their number is not a multiple of three, then the number nearest to and not exceeding one-third, will be subject to re-election. The directors to retire by rotation shall be those who are longest in office since their election, or by lot should they be of the same seniority. Mr. Martin Bloom was re-elected at 2018 annual general meeting. On the assumption that no other director wishes to retire from office at the annual general meetings; Mr. Xianshou Li will be subject to re-election at 2019 annual general meeting; Ms. Julia Xu will be subject to re-election at 2020 annual general meeting; Mr. Weiguo Zhou will be subject to re-election at the 2021 annual general meeting; and Mr. Tan Wee Seng will be subject to re-election at the 2022 annual general meeting. We have not entered into any service contracts with the directors providing them with severance benefits upon termination of their terms with us.

Our directors have entered into appointment contracts with us and we are not aware any terms which provide for benefits upon termination of appointment, or any appropriate negative statement.

D.	Employees

As of December 31, 2018, we had 222 full-time employees, including 103 in management and supporting, 34 in project development, 39 in technical and operation and 46 in operations and maintenance. Substantially most of these employees are located in China with a small portion of employees based in the United States, the United Kingdom, Canada, Poland, Hungary, Spain, France, India and other countries. We consider our relations with our employees to be good.

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our shares as of February 28, 2019 by:

•	each of our directors and executive officers; and
•	each person known to us to own beneficially more than 5.0% of our shares.

Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act, and includes voting or investment power with respect to the securities.

	Shares Beneficially Owned
	Number	%(1)
Directors and Executive Officers:
Xianshou Li(2)	229,848,442	60.4%
Martin Bloom	*	*
Tan Wee Seng	*	*
Julia Xu	*	*
Weiguo Zhou	*	*
Xiaoliang Liang	*	*
Doran Hole	*	*
Josef Kastner	——	——
Shelley Xu	*	*
All Directors and Executive Officers as a Group	230,431,775	60.5%

Principal Shareholders:
ReneSola Singapore Pte Ltd.(3)	180,000,000	47.3%
Champion Era Enterprises Limited(4)	33,501,799	8.8%
Shah Capital Management, INC.(5)	35,648,880	9.4%
Shah Capital Opportunity Fund LP(5)	29,464,000	7.7%
Himanshu H. Shah(5)	36,451,290	9.6%

*	Less than 1% of the total number of our shares outstanding as of February 28, 2019.

(1)	Percentage of beneficial ownership of each listed person is based on 380,818,902 shares outstanding (excluding number of shares reserved for future exercise or vest of our awards under our share incentive plan) as of February 28, 2019, as well as the shares that such person has the right to acquire by option or other agreement within 60 days after February 28, 2019.

(2)	Consists of 180,000,000 shares held by ReneSola Singapore Pte Ltd., or ReneSola Singapore, 33,501,799 shares held by Champion Era Enterprises Limited, or Champion, 13,053,614 shares held by Assets Train Limited, or Assets Train, 1,135,096 shares held by Dynasty Time Limited, or Dynasty, 833,333 shares issuable upon exercise of options held by Mr. Li, within 60 days after February 28, 2018, 974,600 shares held by Ms. Xiahe Lian, the wife of Mr. Li, and 350,000 shares issuable upon exercise of options held by Ms. Xiahe Lian within 60 days after February 28, 2018. Descriptions of Mr. Li’s relationship with ReneSola Singapore Pte Ltd. and Champion are set forth in the notes (3) and (4) below and Mr. Li’s relationships with Dynasty and Assets Train are set forth as follows: Dynasty beneficially holds 3,622,471 of our shares. Dynasty is a company incorporated in the British Virgin Islands and its sole shareholder is Direct Manage Holdings Limited. Direct Manage Holdings Limited is a company incorporated in the British Virgin Islands and wholly owned by the DXJ Family Trust, of which Mr. Xiangjun Dong is the settlor and to which Mr. Dong has administration, voting and management power. The trustee of the DXJ Family Trust is HSBC International Trustee Limited. Dynasty has entered into an irrevocable voting agreement with Mr. Li and Mr. Wu with respect to our shares held by Dynasty. Assets Train beneficially holds 13,053,614 of our shares. Assets Train is a company incorporated in the British Virgin Islands and its sole shareholder is Apex Level Limited. Apex Level Limited is a company incorporated in the British Virgin Islands and wholly owned by the LZM Family Trust, of which Mr. Zhengmin Lian is the settlor and to which Mr. Lian has administration, voting and management power. The trustee of the LZM Family Trust is HSBC International Trustee Limited. Assets Train has entered into an irrevocable voting agreement in respect to its entire holding of 13,053,614 shares with Mr. Li. Mr. Li holds sole voting power of 180,000,000 shares held by ReneSola Singapore Pte Ltd. and 33,501,799 shares held by Champion. Mr. Li also holds shared voting power of 13,053,614 shares held by Assets Train and 1,135,096 shares held by Dynasty pursuant to irrevocable voting agreements. Mr. Li’s business address is No. 8 Baoqun Road, Yaozhuang Industrial Park, Jiashan County, Zhejiang Province, PRC.

(3)	ReneSola Singapore Pte Ltd. is an exempt private company limited by shares incorporated with limited liability under the laws of Singapore and is wholly-owned by Mr. Xianshou Li, our chairman and chief executive officer. The address for ReneSola Singapore Pte Ltd. is located at 1 CleanTech Loop, #02-28 CleanTech One, Singapore (637141).

(4)	Champion is a company incorporated in the British Virgin Islands and its sole shareholder is Chain Path Limited. Chain Path Limited is a company incorporated in the British Virgin Islands and wholly owned by the LXS Family Trust, of which Mr. Li is the settlor and to which Mr. Li has all administration, voting and management power. The trustee of the LXS Family Trust is HSBC International Trustee Limited. The address for Champion is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(5)	The information was based on Schedule 13G/A jointly filed by Shah Capital Management, INC., Shah Capital Opportunity Fund LP and Himanshu H. Shah on January 2, 2019. Shah Capital Management, INC. is a North Carolina registered corporation. Shah Capital Opportunity Fund LP is a Delaware Limited Partnership and Himanshu H. Shah is a United States citizen. Himanshu H. Shah is the President and Chief Investment Officer of Shah Capital Management, INC. and a managing member of Shah Capital Opportunity Fund LP.

Our ADSs are traded on the NYSE and brokers or other nominees may hold ADSs in “street name” for customers who are the beneficial owners of the ADSs. As a result, we may not be aware of each person or group of affiliated persons who beneficially own more than 5.0% of our common stock.

As of February 28, 2019, the number of our shares issued was 381,027,002, among which 208,100 shares represented by 20,810 ADSs were held by the depositary for the ADSs for future exercise or vest of our awards under our 2007 share incentive plan. As of February 28, 2019, 160,948,775 of our shares were held as ADSs by the depositary for the ADSs. Other than the depositary, we had no record shareholders in the United States as of February 28, 2019.

None of our shareholders had different voting rights from other shareholders as of the date of this annual report. We are currently not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

For certain information as of February 28, 2019 concerning the outstanding awards we have granted to our directors and executive officers individually pursuant to our share incentive plan, see “Item 6. Directors, Senior Management and Employees⸺B. Compensation⸺Compensation of Directors and Executive Officers⸺Share Incentive Plan.” We are not aware of arrangements for involving the employees in the capital of the company, including any arrangement that involves the issue or grant of options or shares or securities of the company other than those described under “Item 6. Directors, Senior Management and Employees⸺B. Compensation⸺Compensation of Directors and Executive Officers⸺Share Incentive Plan.”.

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

Related party transactions

During the years ended December 31, 2016, 2017 and 2018, related party transactions with ReneSola Singapore Pte., Ltd and its subsidiaries were as follows:

	Years ended December 31,
	2016	2017	2018
Purchase of modules from	$-	$33,238,377	$12,466,413
Rendering of service to	-	868,158	5,168,278
Borrowing from (1)	-	11,343,739	17,273,194
Lending to (2)	-	$1,624,261	-
Acquire project companies from (3)	$-	-	$11,286,840

(1)	It represented the borrowings under a loan agreement between the Company (“borrower”) and ReneSola Singapore (the“lender”). The lender grants to the borrower a loan in the principal amount of up to US$200 million with annual interest rate of 1%. There is no fixed repayment schedule of this loan. For such loans during 2018, total principal additions were $17.3 million.

(2)	It represented the loan borrowed by ReneSola Singapore’s subsidiaries bearing no interest. There is no fixed repayment schedule of this loan.

(3)	In 2018, the Company acquired certain project companies from ReneSola Zhejiang Ltd. and ReneSola Jiangsu Ltd. for total cash consideration of $11.29 million. These acquired project companies substantially only own solar power plants that were already being operated by the Company prior to the acquisition. Under ASU 2017-01 “Clarifying the Definition of a Business,” such acquisition constituted an asset acquisition as substantially all of the consideration for acquiring these assets is concentrated in a single identifiable asset.

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

Export Sales

See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Overview of Financial Results—Net Revenue—Geographical Distribution.”

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

	Trading Price
	High	Low
	$	$
Quarterly Highs and Lows
First quarter of 2016	9.25	5.90
Second quarter of 2016	7.30	5.60
Third quarter of 2016	6.40	4.74
Fourth quarter of 2016	5.55	3.05
First quarter of 2017	3.55	2.15
Second quarter of 2017	2.92	2.30
Third quarter of 2017	2.87	2.12
Fourth quarter of 2017	3.79	2.21
First quarter of 2018	3.18	2.22
Second quarter of 2018	2.99	2.17
Third quarter of 2018	2.58	2.00
Fourth quarter of 2018	2.07	1.15
First quarter of 2019	2.11	1.16

Annual and Monthly Highs and Lows
2013	30.00	6.25
2014	22.30	6.05
2015	9.85	4.56
2016	9.25	3.05
2017	3.79	2.12
2018	3.25	1.15
October	2.07	1.32
November	1.97	1.47
December	1.75	1.15
2019
January	1.78	1.16
February	2.11	1.60
March	2.07	1.59

B.	Plan of Distribution

Not applicable.

C.	Markets

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

Our significant subsidiaries, Zhejiang ReneSola Investment Ltd. (“ReneSola Investment”) and Renesola (Zhejiang) PV Power Co., Ltd. (“Renesola PV Power”), the sole shareholder of ReneSola Investment, entered into an investment agreement (the “Investment Agreement”) with Jiashan Yaozhuang Modern Service Industry Comprehensive Development Co., Ltd. (“Jiashan Development”) on April 27, 2018 which is attached here as Exhibit 10.1. According to the Investment Agreement, ReneSola Investment increased its registered share capital by accepting investment of RMB200 million from Jiashan Development and RMB150 million from Renesola PV Power (the “Capital Injection”). After the Capital Injection, Renesola PV Power owns 59.87% of ReneSola Investment and Jiashan Development owns 40.13% of ReneSola Investment.

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

The U.S. Treasury Department and the IRS have expressed concerns that U.S. holders of American depositary shares may be claiming foreign tax credits in situations where an intermediary in the chain of ownership between the holder of an American depositary share and the issuer of the security underlying the American depositary share has taken actions that are inconsistent with the ownership of the underlying security by the person claiming the credit. Such actions (for example, a pre-release of an American depositary share by a depositary) also may be inconsistent with the claiming of the reduced rate of tax applicable to certain dividends received by non-corporate U.S. holders of ADSs, including individual U.S. holders. Accordingly, the availability of foreign tax credits or the reduced tax rate for dividends received by non-corporate U.S. Holders, each discussed below, could be affected by actions taken by intermediaries in the chain of ownership between the holder of an ADS and our company.

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

Passive foreign investment company

A non-U.S. corporation will be treated as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year if, applying applicable look-through rules, either:

•	at least 75% of its gross income for such year is passive income; or

•	at least 50% of the value of its assets (determined based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, royalties, rents (other than certain royalties and rents derived in the active conduct of a trade or business and not derived from a related person) and net gains from transactions involving commodities. There are exceptions for income derived in the conduct of certain active businesses, including for income earned from commodities transactions. There is authority to suggest that income earned from our electricity generation business may qualify under the active business exception, but this authority is unclear and we have not determined whether we qualify for this exception. We will be treated as owning our proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock. If the percentage of our assets treated as producing passive income increases, we may be more likely to be a PFIC for the current or one or more future taxable years.

The determination of PFIC status is based on an annual determination after the close of each taxable year, involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn, and is subject to uncertainty in several respects. In particular, the application of the PFIC rules to certain of our business lines is complex and unclear, and we cannot guarantee that the IRS will agree with any positions that we take. As the value of our assets for purposes of the asset test generally will be determined by reference to the market price of our ADSs or shares, fluctuations in the market price of the ADSs or shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets, or the characterization thereof, may be more likely to cause us to become a PFIC. Because we have not obtained (and do not intend to obtain) valuations of our assets on a quarterly basis and we have not determined the extent to which certain of our income and assets related to electricity generation may qualify for the active business exception, it is not clear whether we were a PFIC for our 2018 taxable year, and we may be a PFIC for any future taxable year. Accordingly, we cannot assure you that we will not be treated as a PFIC for any taxable year or that the IRS will not take a contrary position.

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

If we are treated as a PFIC for any taxable year with respect to you, to the extent any of our subsidiaries are also PFICs, you may be deemed to own shares in such lower-tier PFICs that are directly or indirectly owned by us in that proportion that the value of the ADSs or shares you own bears to the value of all our ADSs and shares, and you may be subject to the rules in the preceding paragraphs with respect to the shares of the lower-tier PFICs that you would be deemed to own. You should consult your tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

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

You should consult your own tax advisors regarding the application of the PFIC rules to your investment in our ADSs or shares and the availability, application and consequences of the active business exception and the elections discussed above.

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

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, inflation as measured by the consumer price index in China was 2.1%, 1.6% and 2.1% in 2016, 2017 and 2018, respectively.

Foreign Exchange Risk

Our sales in China are denominated in Renminbi, and our international sales are generally denominated in U.S. dollars, Euros, British pounds and other local currencies. Our costs and capital expenditures are largely denominated in Renminbi and foreign currencies, including U.S. dollars and Euros. Fluctuations in currency exchange rates could have a significant impact on our financial condition and results of operations, affect our gross and operating profit margins, and result in foreign exchange and operating gains or losses. For example, as of December 31, 2017 and 2018, we held $23.3 million and $34.5 million, respectively, in accounts receivable, including notes receivable, some of which were denominated in U.S. dollars. Had we converted all of our accounts receivable, including notes receivable, as of either date into Renminbi at an exchange rate of RMB6.8755 for $1.00, the exchange rate as of December 31, 2018, our accounts receivable would have been RMB160.2 million and RMB237.2 million as of December 31, 2017 and 2018, respectively.

Assuming that Renminbi depreciates by a rate of 10% to an exchange rate of RMB7.6394, we would record a gain in the fair value of our accounts receivable in Renminbi terms. A 10% depreciation of Renminbi would result in our holding Renminbi equivalents of RMB178.0 million and RMB263.6 million in accounts receivable as of December 31, 2017 and 2018, respectively. These amounts would therefore reflect a theoretical gain of RMB17.8 million and RMB26.4 million for our accounts receivable as of December 31, 2017 and 2018, respectively.

Assuming that Renminbi appreciates by a rate of 10% to an exchange rate of RMB6.2505, we would record a loss in the fair value of our accounts receivable in Renminbi terms. A 10% appreciation of Renminbi would result in our holding Renminbi equivalents of RMB145.6 million and RMB215.6 million in accounts receivable as of December 31, 2017 and 2018, respectively. These amounts would therefore reflect a theoretical loss of RMB14.6 million and RMB21.6 million for our accounts receivable as of December 31, 2017 and 2018, respectively.

This calculation model is based on multiplying our accounts receivable, which are held in U.S. dollars, by a smaller Renminbi equivalent amount resulting from an appreciation of Renminbi. This calculation model does not take into account optionality nor does it take into account the use of financial instruments.

We incurred foreign currency exchange losses of approximately $1.1 million, exchange gains of $0.9 million and exchange losses of $2.5 million in 2016, 2017 and 2018, respectively. We have not used any derivative financial instruments to manage our foreign currency exchange risk exposure. Historically, we have not been exposed to material risks due to changes in foreign currency exchange risk; however, our future foreign currency exchange gains may decrease or foreign currency exchange losses may increase due to changes in foreign currency exchange rates. We are currently not engaged in any foreign currency exchange hedging activities.

Interest Rate Risk

Our exposure to interest rate risk relates to interest expenses incurred by our short-term, long-term borrowings, failed sale-lease back and capital lease liabilities, and interest income generated by excess cash invested in demand deposits with original maturities of three months or less. We have not used any derivative financial instruments to manage our interest rate risk exposure due to lack of such financial instruments in China. Historically, we have not been exposed to material risks due to changes in interest rates; however, our future interest income may decrease or interest expenses on our borrowings may increase due to changes in market interest rates. We are currently not engaged in any interest rate hedging activities.

An increase of 100 basis point in interest rates at the reporting dates indicated below would have increased our loss for the year and decreased our equity by the amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

	As of December 31,
	2016	2017	2018
	(in thousands)
100 basis point
increase in loss and decrease in equity	$271	$679	$1,480

A 100 basis point decrease would have had the equal but opposite effect to the amounts shown above, assuming all other variables remain constant.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to make certain annual payments to us for reimbursement of expenses we incur that are related to the administration and maintenance of our ADS facility including, but not limited to, investor relations expenses, the annual NYSE listing fees, ADS offering expenses or any other program related expenses. There are limits on the amount of payments and reimbursements from the depositary. The annual reimbursement is conditioned on certain requirements and criteria and will be adjusted proportionately to the extent such requirements or criteria are not met. For the year ended December 31, 2018, we received nil from the depositary in respect of such reimbursement. The depositary has also agreed to waive certain fees and expenses. For the year ended December 31, 2018, the depositary waived a total of $ 109,466.44 for the standard fees and expenses associated with the maintenance and administration of the ADR program.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2018, our disclosure controls and procedures were ineffective because of the material weakness described below under “Management’s Annual Report on Internal Control over Financial Reporting.” We will undertake the remedial steps to address the material weakness in our disclosure controls and procedures as set forth below under “Management’s Plan for Remediation of Material Weaknesses.”

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2018 using criteria established in “Internal Control-Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis.

As a result of our management’s evaluation of our internal control over financial reporting, a material weakness in our internal control over financial reporting was identified as of December 31, 2018, which was that we lacked sufficient accounting and financial reporting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to formalize and carry out key controls over the financial reporting and to properly address complex accounting issues and to prepare and review consolidated financial statements and related disclosures in accordance with U.S. GAAP and SEC financial reporting requirements.

The material weakness described above may result in a material misstatement to our quarterly or annual consolidated financial statements that would not be prevented or detected. As a result of the material weakness, our management concluded that our internal control over financial reporting was ineffective as of December 31, 2018, based on the criteria established in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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

(1)	in 2018 we hired an European regional financial controller who has ‘Big Four’ extensive audit and accounting experience and knowledge of both U.S. GAAP and SEC reporting requirements. Also, we hired a new consolidations financial manager in our headquarters who has been recognized by our management for his competency in the preparation and review of financial statements in accordance with U.S. GAAP and SEC financial reporting requirements. We believe that as long as our finance department staffs remain stable in the future, with the continuous training and development programs and other plans delivered as mentioned below, we will form a team with sufficient knowledge of U.S. GAAP;

(2)	we have delivered regular and systematic training and development programs to our accounting team and other relevant personnel. During 2018, we organized several training programs on U.S. GAAP for our accounting team to enhance their U.S. GAAP knowledge;

(3)	we have engaged external experts with in-depth knowledge of U.S. GAAP and SEC reporting requirements who have advised us on, and reviewed the accounting treatment of complex and unusual transactions and accounting matters. In January 2018, we engaged external accounting advisory services in relation to the new revenue recognition standard, ASC 606, Revenue from Contracts with Customers;

(4)	we have enhanced our accounting manual and reporting packages to provide our accounting team with more comprehensive guidelines on the policies and controls over financial reporting under U.S. GAAP and SEC rules and requirements. We will continue to improve our accounting manual to ensure it is up-to-date.

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

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Toche Tohmatsu, PricewaterhouseCoopers Zhong Tian LLP and Grant Thornton. Audit fee for Grant Thornton is $491,751 in 2018. We did not pay any other fees to our independent registered public accounting firm during the periods indicated below.

	For the Year Ended December 31,
	2017	2018
	(in thousands)
Audit fees(1)	$959	$1,113
Audit-related fees	69	88
Tax fees	—	—
Other fees	—	—

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firms for the audit of our annual financial statements.

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

Other than those disclosed in this item, we did not repurchase our shares pursuant to non-publicly announced plans or programs.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Dismissal of Deloitte Touche Tohmatsu Certified Public Accountants LLP

On December 19, 2017, we dismissed Deloitte Touche Tohmatsu Certified Public Accountants LLP (“Deloitte”) as our independent registered public accounting firm. On December 19, 2017, we engaged PricewaterhouseCoopers Zhong Tian LLP (“PwC”) as our independent registered public accounting firm for the fiscal year ended December 31, 2017.

Deloitte’s reports on our consolidated financial statements for the year ended December 31, 2016 did not contain any adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the fiscal year ended December 31, 2016 and subsequent interim period through December 19, 2017, we did not have any disagreements, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F, with Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures that, if not resolved to the satisfaction of Deloitte, would have caused them to make reference to the subject matter of the disagreement in connection with its audit reports on our consolidated financial statements for the fiscal year ended December 31, 2016.

During the fiscal year ended December 31, 2016 and subsequent interim period through December 19, 2017, there were no reportable events (hereinafter defined) requiring disclosure pursuant to Item 16F(a)(1)(v) of Form 20-F.

During the fiscal year ended December 31, 2016 and subsequent interim period through December 19, 2017, neither we nor anyone on our behalf consulted with PwC regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, nor has PwC provided to us a written report or oral advice that PwC concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a “disagreement” with PwC as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F, or a “reportable event,” as that term is described in Item 16F(a)(1)(v) of Form 20-F.

We provided a copy of this disclosure to Deloitte and requested that Deloitte furnish us with a letter addressed to the Securities and Exchange Commission (“SEC”) stating whether it agrees with the statements made above, and if not, stating the respects in which it does not agree. A copy of Deloitte’s letter dated April 29, 2019 is attached herewith as Exhibit 4.8.

Dismissal of PricewaterhouseCoopers Zhong Tian LLP

On August 21, 2018, we dismissed PwC as our independent registered public accounting firm. Effective on August 21, 2018, we engaged Grant Thornton as our independent registered public accounting firm for the fiscal year ended December 31, 2018. The change of auditor was approved by the Board of Directors and the Audit Committee of the Company.

PwC’s report on our consolidated financial statements as of and for the year ended December 31, 2017 did not contain any adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principles and PwC did not issue any audit reports on periods prior to the year ended December 31, 2017.

During the fiscal year ended December 31, 2017 and subsequent interim period through August 21, 2018, we did not have any disagreements, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F, with PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures that, if not resolved to the satisfaction of PwC, would have caused them to make reference to the subject matter of the disagreement in connection with its audit reports on our consolidated financial statements for the fiscal year ended December 31, 2017.

During the fiscal year ended December 31, 2017 and subsequent interim period through August 21, 2018, there were no reportable events as defined in Item 16F (a)(1)(v) of Form 20-F, other than the material weakness reported by management in Item 15 of the Company’s Form 20-F filed with the SEC on April 30, 2018.

During the fiscal year ended December 31, 2017 and subsequent interim period through August 21, 2018, neither we nor anyone on our behalf consulted with Grant Thornton regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, nor has Grant Thornton provided to us a written report or oral advice that Grant Thornton concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a “disagreement” with Grant Thornton as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F, or a “reportable event,” as that term is described in Item 16F(a)(1)(v) of Form 20-F.

We provided a copy of this disclosure to PwC and requested that PwC furnish us with a letter addressed to the SEC stating whether it agrees with the statements made above, and if not, stating the respects in which it does not agree. A copy of PwC’s letter dated April 29, 2019 is attached herewith as Exhibit 4.9.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18	FINANCIAL STATEMENTS

The consolidated financial statements of ReneSola are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Memorandum and Articles of Association, as amended (incorporated by reference to Exhibit 3.1 of our pre-effective amendment No. 2 to Form F-3 registration statement filed with the Securities and Exchange Commission on September 6, 2013)

2.1	Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 1 from our post-effective amendment No. 1 to Form F-6 registration statement (File No. 333-162257), as amended, initially filed with the Securities and Exchange Commission on August 24, 2011)

2.2	Registrant’s Specimen Certificate for Shares (incorporated by reference to Exhibit 4.2 from our Form F-1 registration statement (File No. 333-151315) filed with the Securities and Exchange Commission on May 30, 2008)

2.3	Form of Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated by reference to Exhibit 1 from our post-effective amendment No. 1 to the Form F-6 registration statement (File No. 333-162257) filed with the Securities and Exchange Commission on August 24, 2011)

2.4	Rights Agreement dated August 22, 2011 between the Registrant and The Bank of New York Mellon, as Rights Agent (incorporated by reference to Exhibit 4.1 of the Report of Foreign Private Issuer on Form 6-K (File No. 001-33911) filed with the Securities and Exchange Commission on August 22, 2011)

2.5	Standstill Agreement dated August 22, 2011 between the Registrant and Xianshou Li (incorporated by reference to Exhibit 4.2 of the Report of Foreign Private Issuer on Form 6-K (File No. 001-33911) filed with the Securities and Exchange Commission on August 22, 2011)

4.1	2007 Share Incentive Plan, amended and restated as of August 29, 2016 (incorporated by reference to Exhibit 10.1 of the post-effective amendment to our registration statement on Form S-8 (File No. 333-153647) filed with the Securities and Exchange Commission on August 29, 2016)

4.2	Form of Indemnification Agreement with the Registrant’s Directors (incorporated by reference to Exhibit 10.2 from our Form F-1 registration statement (File No. 333-151315) filed with the Securities and Exchange Commission on May 30, 2008)

Exhibit Number	Description of Document

4.3	English Translation of the Form of Employment Relationship Adjustment Agreement among ReneSola Shanghai Ltd., ReneSola Consulting (Shanghai) Co., Ltd. and our executive officers (incorporated by reference to Exhibit 4.3 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2018)

4.4	English translation of Service Agreement among ReneSola Shanghai Ltd. and its executive officers (incorporated by reference to Exhibit 4.4 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2018)

4.5	Form of Service Agreement between ReneSola Power Holdings, L.L.C and its executive officers (incorporated by reference to Exhibit 4.5 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2018)

4.6	Form of Service Agreement between ReneSola Engineering International GmbH and its executive officers (incorporated by reference to Exhibit 4.6 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2018)

4.7	Share Purchase and Subscription Agreement, dated September 25, 2017, by and among the Registrant, Mr. Xianshou Li, ReneSola Singapore Pte. Ltd. and other parties named therein (incorporated by reference to Exhibit 99.2 of the Report of Foreign Private Issuer on Form 6-K (File No. 001-33911) filed with the Securities and Exchange Commission on September 25, 2017)

4.8*	Letter dated April 29, 2019 from Deloitte Touche Tohmatsu Certified Public Accountants LLP regarding Item 16F of this annual report

4.9*	Letter dated April 29, 2019 from Consent of PricewaterhouseCoopers Zhong Tian LLP regarding Item 16F of this annual report

10.1*	Investment Agreement of Zhejiang ReneSola Investment Ltd., dated as of April 27, 2018

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our Form F-1 registration statement (File No. 333-151315) filed with the Securities and Exchange Commission on May 30, 2008)

12.1*	CEO Certification, pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification, pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Harney Westwood & Riegels LLP

15.2*	Consent of Grant Thornton

15.3*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

15.4*	Consent of PricewaterhouseCoopers Zhong Tian LLP

101*

Financial information from the Registrant for the year ended December 31, 2018 formatted in eXtensible Business Reporting Language (XBRL):

(i) Consolidated Balance Sheets as of December 31, 2017 and 2018; (ii) Consolidated Statements of Operations for the Years Ended December 31, 2016, 2017 and 2018; (iii) Consolidated Statements of Comprehensive Income/(Loss) for the Years Ended December 31, 2016, 2017 and 2018; (iv) Consolidated Statements of Changes in Equity for the Years Ended 31, 2016, 2017 and 2018; (v) Consolidated Statements of Cash Flows for the Years Ended December 31, 2016, 2017 and 2018; and (vi) Notes to the Consolidated Financial Statements

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

Date: April 29, 2019

RENESOLA LTD

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ReneSola Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of ReneSola Ltd and its subsidiaries (the “Company”) as of December 31, 2018, and the related consolidated statements of operations, comprehensive income (loss), changes in shareholders’ equity and cash flows for the year then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for revenue from contracts with customers in 2018 due to adoption of ASU No. 2014-09, “Revenue from Contracts with Customers,” as amended.

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

/s/ GRANT THORNTON

We served as the Company’s auditor since 2018.

Shanghai, the People’s Republic of China
April 29, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ReneSola Ltd:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of ReneSola Ltd and its subsidiaries (the “Company”) as of December 31, 2017, and the related consolidated statements of operations, comprehensive income (loss), changes in shareholder’s equity and cash flows for the year then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

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

/s/ PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

April 30, 2018

We served as the Company’s auditor from 2017 to 2018.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ReneSola Ltd:

Opinion on the Financial Statements

We have audited the consolidated statements of operations, comprehensive income (loss), changes in shareholder’s equity, and cash flows for the year ended December 31, 2016 of ReneSola Ltd and subsidiaries (the “Company”), including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of the Company's operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

As described in Note 2(a) to the financial statements, the financial statements for the year ended December 31, 2016 have been retrospectively adjusted for discontinued operations.

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

/s/Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 28, 2017 (and April 30, 2018 as to the effects of the retrospective adjustment for the discontinued operations described in Note 2 (a))

We began serving as the Company’s auditor in 2006. In 2017 we became the predecessor auditor.

RENESOLA LTD

CONSOLIDATED BALANCE SHEETS

(Amounts expressed in U.S. dollars, except number of shares)

		As of December 31,
	Note	2017	2018

ASSETS
Current assets:
Cash and cash equivalents	2(f)	$13,429,301	$6,750,178
Restricted cash	2(g)	-	2,275,866
Accounts receivable, net of allowances for doubtful accounts of nil as of December 31, 2017 and 2018	4	23,312,086	34,483,462
Advances to suppliers, net	2(j)	379,792	379,568
Value added tax recoverable	2(s)	15,228,594	12,808,144
Prepaid expenses and other current assets	5	10,542,822	14,318,076
Project assets current	2(h), 6	76,556,400	64,257,766
Deferred project costs	2(h), 6	17,957,041	-
Contract costs	2(i)	12,668,709	-
Total current assets		170,074,745	135,273,060

Property, plant and equipment, net	2(k), 7	154,659,077	190,787,262
Deferred tax assets, net	2(r), 9	59,298	1,111,472
Project assets non-current	2(h), 6	7,480,574	44,081,599
Other non-current assets	2(o), 4	3,425,098	6,458,949
Total assets		$335,698,792	$377,712,342

See notes to consolidated financial statements.

RENESOLA LTD

CONSOLIDATED BALANCE SHEETS-(Continued)

(Amounts expressed in U.S. dollars, except number of shares)

		As of December 31,
	Note	2017	2018
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	10	$6,605,894	$44,464,515
Accounts payable		25,787,686	12,050,201
Advances from customers		236,607	102,510
Amounts due to related parties	18	60,370,065	23,238,984
Other current liabilities	11	30,514,235	52,748,907
Income tax payable		330,132	706,744
Salary payable		560,416	425,207
Deferred project revenue	2(t)	20,791,918	-
Total current liabilities		145,196,953	133,737,068

Long-term borrowings	10	32,513,900	41,435,099
Failed sale-lease back and capital lease liabilities	10	67,505,469	77,874,770
Total liabilities		$245,216,322	$253,046,937

Commitments and contingencies (see Note 19)

Shareholders’ equity
Common shares (500,000,000 shares; no par value, shares authorized at December 31, 2017 and 2018; 381,027,002 shares issued and 380,678,902 shares outstanding at December 31, 2017; 381,027,002 shares issued and 380,818,902 shares outstanding at December 31, 2018)		519,225,850	519,313,350
Additional paid-in capital		9,012,448	9,364,019
Accumulated deficit		(435,517,610)	(433,514,434)
Accumulated other comprehensive loss	2(z)	(2,238,218)	(4,493,312)

ReneSola Ltd shareholders' equity		90,482,470	90,669,623
Noncontrolling interest	2(b)	-	33,995,782
Total shareholders' equity		90,482,470	124,665,405

Total liabilities and shareholders' equity		$335,698,792	$377,712,342

See notes to consolidated financial statements.

RENESOLA LTD

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts expressed in U.S. dollars, except number of shares)

		Year ended December 31,
	Note	2016	2017	2018
Continuing operations

Net revenue:
Solar power project development	2(s), 20	$77,372,737	$64,837,042	$48,784,766
Electricity generation revenue	2(s), 20	3,131,997	12,247,320	29,257,928
EPC services	2(s), 20	-	25,853,288	18,544,164
Other	2(s), 20	-	36,349	319,477
Total net revenue		80,504,734	102,973,999	96,906,335
Cost of revenue	2(s)	(73,271,853)	(88,842,244)	(68,836,588)
Gross profit	20	7,232,881	14,131,755	28,069,747

Operating (expenses)/income:
Sales and marketing		(549,299)	(1,710,024)	(885,803)
General and administrative		(6,828,817)	(6,179,274)	(10,199,524)
Other operating income/(expenses)	2(u)	2,493,898	313,153	(1,452,532)
Total operating expenses		(4,884,218)	(7,576,145)	(12,537,859)

Income from operations		2,348,663	6,555,610	15,531,888

Non-operating (expenses)/income:
Interest income		3,552	51,403	193,552
Interest expense		(1,842,227)	(3,936,302)	(8,703,904)
Foreign exchange (losses)/gains		(1,072,836)	894,704	(2,460,812)
Losses on derivatives, net		(134)	-	-
Gains on repurchase of convertible notes	12	212,056	-	-
Fair value change of warrant liability	13	577,500	-	-
Other income/(loss)		-	(43,516)	346,965
Total non-operating expenses		(2,122,089)	(3,033,711)	(10,624,199)

Income before income tax		226,574	3,521,899	4,907,689
Income tax benefit/(expense)	9	(132,092)	(322,068)	188,791

Income from continuing operations, net of tax		94,482	3,199,831	5,096,480
Discontinued operations
Gain on disposal of discontinued operations before income taxes	3	-	106,292,213	-
Loss from operations of discontinued operations before income taxes	3	(32,631,226)	(79,782,830)	-
Income tax benefit/(expense)	3	(2,161,507)	4,748,324	-
Income/(loss) from discontinued operations, net of tax		(34,792,733)	31,257,707	-
Net income/(loss)		$(34,698,251)	$34,457,538	$5,096,480
Less: Net income attributed to noncontrolling interests		-	-	3,336,769
Net income/(loss) attributed to ReneSola Ltd		$(34,698,251)	$34,457,538	$1,759,711

Income attributed to ReneSola Ltd per share from continuing operations
Basic	2(x), 17	$0.00	$0.01	$0.00
Diluted	2(x), 17	$0.00	$0.01	$0.00
Income/(loss) attributed to ReneSola Ltd per share from discontinued operations
Basic	2(x), 17	$(0.17)	$0.13	$-
Diluted	2(x), 17	$(0.17)	$0.13	$-
Weighted average number of shares used in computing income/(loss) per share
Basic		202,229,767	246,899,286	380,752,929
Diluted		202,403,904	246,905,289	380,752,929

See notes to consolidated financial statements

RENESOLA LTD

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(Amounts expressed in U.S. dollars)

		Year ended December 31,
	Note	2016	2017	2018
Net income/(loss)		$(34,698,251)	$34,457,538	$5,096,480
Other comprehensive income/(loss), net of tax of nil:
Foreign currency translation adjustment		(10,343,509)	11,513,216	(2,541,550)
Release of translation difference due to disposal of discontinued operation		-	(64,984,682)	-
Other comprehensive loss		(10,343,509)	(53,471,466)	(2,541,550)
Comprehensive income/(loss)	2(z)	(45,041,760)	(19,013,928)	2,554,930
Less: Comprehensive income attributed to noncontrolling interests		-	-	3,050,313
Comprehensive loss attributed to ReneSola Ltd		$(45,041,760)	$(19,013,928)	$(495,383)

 See notes to consolidated financial statements

RENESOLA LTD

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amount expressed in U.S. dollars, except number of shares)

	Common shares		Treasury stock		Additional		Accumulated other	Equity
	Number of Shares Issued	Amount	Number of Shares	Amount	paid-in capital	Accumulated deficit	comprehensive income/(loss)	attributable to ReneSola Ltd	Noncontrolling interest	Total Equity

Balance at January 1, 2016	203,331,288	$477,964,702	-	$-	$7,669,350	$(435,276,897)	$61,576,757	$111,933,912	$-	$111,933,912
Net loss	-	-	-	-	-	(34,698,251)	-	(34,698,251)	-	(34,698,251)
Other comprehensive loss, net of tax	-	-	-	-	-	-	(10,343,509)	(10,343,509)	-	(10,343,509)
Share-based compensation	-	-	-	-	746,980	-	-	746,980	-	746,980
Share exercised by employee	500,000	187,000	-	-	(187,000)	-	-	-	-	-
Repurchase of common shares	-	-	2,804,286	(1,493,352)	-	-	-	(1,493,352)	-	(1,493,352)
Cancellation of shares	(1,352,586)	(980,215)	(1,352,586)	980,215	-	-	-	-	-	-

Balance at December 31, 2016	202,478,702	477,171,487	1,451,700	(513,137)	8,229,330	(469,975,148)	51,233,248	66,145,780	-	66,145,780
									-
Net income	-	-	-	-	-	34,457,538	-	34,457,538	-	34,457,538
Release of translation difference due to disposal of discontinued operation	-	-	-	-	-	-	(64,984,682)	(64,984,682)	-	(64,984,682)
Other comprehensive loss, net of tax	-	-	-	-	-	-	11,513,216	11,513,216	-	11,513,216
Issuance of ordinary shares in conjunction with disposal of discontinued operations	180,000,000	42,480,000	-	-	-	-	-	42,480,000	-	42,480,000
Share-based compensation	-	-	-	-	870,618	-	-	870,618	-	870,618
Share exercised by employee	-	87,500	-	-	(87,500)	-	-	-	-	-
Cancellation of shares	(1,451,700)	(513,137)	(1,451,700)	513,137	-	-	-	-	-	-

Balance at December 31, 2017	381,027,002	$519,225,850	-	-	9,012,448	(435,517,610)	(2,238,218)	90,482,470	-	90,482,470

Net income	-	-	-	-	-	1,759,711	-	1,759,711	3,336,769	5,096,480
Capital injection from non-controlling interests	-	-	-	-	-	(626,520)	-	(626,520)	30,945,469	30,318,949
Other comprehensive loss, net of tax	-	-	-	-	-	-	(2,255,094)	(2,255,094)	(286,456)	(2,541,550)
Share-based compensation	-	-	-	-	439,071	-	-	439,071	-	439,071
Share exercised by employee	-	87,500	-	-	(87,500)	-	-	-	-	-
Cumulative-effect adjustment for the adoption of Accounting Standards Codification (“ASC”) Topic 606	-	-	-	-	-	869,985	-	869,985	-	869,985

Balance at December 31, 2018	381,027,002	$519,313,350	-	$-	$9,364,019	$(433,514,434)	$(4,493,312)	$90,669,623	$33,995,782	$124,665,405

See notes to consolidated financial statements

RENESOLA LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts expressed in U.S. dollars)

	Years ended December 31,
	2016	2017	2018
Operating activities:
Net income/(loss)	$(34,698,251)	$34,457,538	$5,096,480
Less: (Income)/loss from discontinued operations, net of tax	34,792,733	(31,257,707)	-
Net income from continuing operations	94,482	3,199,831	5,096,480
Adjustments to reconcile net income from continuing operations to net cash provided by operating activities:
Depreciation	2,400,522	4,475,823	8,402,169
Amortization of deferred convertible notes issuance costs and premium	32,935	-	-
Losses on derivatives	134	-	-
Share-based compensation	746,980	870,618	439,071
Deferred tax provision for continuing operations	(151,737)	88,048	(1,094,385)
Fair value change of warrant liability	(577,500)	-	-
Gains on repurchase of convertible notes	(212,056)	-	-
Gains on disposal of solar project	(2,526,572)	-	(290,729)
Changes in working capital, excluding impact of dispositions:
Accounts receivable	(301,339)	(22,371,300)	(5,607,302)
Advances to suppliers	7,383,527	3,864,146	(19,647)
Value added tax recoverable	3,244,727	(9,052,607)	1,673,423
Prepaid expenses and other current assets	(313,134)	(8,625,177)	(4,157,231)
Project assets and deferred project costs	(35,788,345)	(30,731,709)	(9,737,172)
Contract costs	-	(12,192,302)	6,638,389
Other non-current assets	(3,250,650)	103,535	(3,138,597)
Accounts payable	(2,432,060)	24,452,548	(12,755,646)
Advances from customers	83,406	(282,019)	(126,851)
Amounts due to related parties	-	14,353,175	(16,606,095)
Other current liabilities	7,559,456	(1,802,578)	460,750
Income tax payable	-	284,182	408,382
Salary payable	-	560,416	(135,209)
Deferred project revenue	-	(13,878,685)	(20,536,065)
Net cash used in operating activities from continuing operations	(24,007,224)	(46,684,055)	(51,086,265)
Net cash provided by operating activities from discontinued operation	51,541,103	65,114,169	-
Net cash provided by/(used in) operating activities	$27,533,879	$18,430,114	$(51,086,265)

RENESOLA LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS-(Continued)

(Amounts expressed in U.S. dollars)

	Years ended December 31,
	2016	2017	2018
Investing activities:
Purchase of property, plant and equipment	$-	$(80,314,313)	$(40,399,769)
Proceeds from disposal of power stations	3,190,678	-	-
Lending to related parties	-	(1,624,261)	-
Repayment of lending by related parties	-	2,000,000	-
Net cash paid on settlement of derivatives	(134)	-	-
Net cash provided by/(used in) investing activities from continued operation	3,190,544	(79,938,574)	(40,399,769)
Net cash provided by/(used in) investing activities from discontinued operations	38,969,387	(76,415,127)	-
Net cash provided by/(used in) investing activities	42,159,931	(156,353,701)	(40,399,769)
Financing activities:
Proceeds from banks and other third party borrowings	-	6,101,351	59,977,400
Repayment of banks and other third party borrowings	(1,128,727)	-	(9,693,015)
Contribution from non-controlling interest holders of subsidiaries	-	-	30,318,948
Repurchase of convertible notes	(25,931,219)	-	-
Cash paid for common shares repurchase	(1,493,350)	-	-
Borrowings from related parties	-	11,343,739	17,273,194
Repayment of borrowings from related parties	-	(2,041,201)	(20,478,081)
Repayment of capital lease obligation	-	(976,966)	(4,960,478)
Proceeds from failed sale-lease back agreements	-	38,722,123	24,876,650
Repayment of failed sale-lease back financing	-	(251,213)	(11,490,104)
Net cash provided by/(used in) financing activities from continued operation	(28,553,296)	52,897,833	85,824,514
Net cash provided by/(used in) financing activities from discontinued operation	(33,820,418)	49,505,882	-
Net cash provided by/(used in) financing activities	(62,373,714)	102,403,715	85,824,514
Effect of exchange rate changes	(8,028,939)	11,612,791	1,258,263
Net decrease in cash and cash equivalents and restricted cash	(708,843)	(23,907,081)	(4,403,257)
Cash and cash equivalents and restricted cash, beginning of year (includes $33,371,486 of cash in assets of discontinued operations on December 31, 2016)	38,045,225	37,336,382	13,429,301
Cash and cash equivalents and restricted cash, end of year	$37,336,382	$13,429,301	$9,026,044
Supplemental disclosure of cash flow information
Interest paid, net of capitalized interest	2,973,128	3,936,302	8,274,634
Income tax paid	79,976	42,877	637,527
Non-cash investing and financing transactions
Payables for purchase of property, plant and equipment	(2,051,958)	(25,562,367)	(36,680,431)
Payable for capital lease	-	(28,783,346)	(34,130,495)

RENESOLA LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND NATURE OF OPERATIONS

ReneSola Ltd was incorporated in the British Virgin Island on March 17, 2006. On January 29, 2008, the Company became listed on the New York Stock Exchange (“NYSE”) in the United States. ReneSola Ltd and its subsidiaries (collectively, the “Company”) were principally engaged in the manufacture and sale of solar power products including virgin polysilicon, monocrystalline and multi crystalline solar wafers and photovoltaic (“PV”) cells and modules. From 2012, the Company began entering into arrangements to develop commercial solar power projects, or project assets, which consists primarily of solar power project development, and Engineering, Procurement and Construction (“EPC”) services. On September 29, 2017, the Company announced that it completed restructuring to dispose of its manufacturing business (including polysilicon, solar wafer, solar cell and solar module manufacturing) and LED distribution business (collectively, the “discontinued business”) to a related party to help the Company transform its business model to focus on its solar power project business (Note 3).

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

The Company has performed a review of its cash flow forecast for at least the twelve months following the issuance date of these financial statements. The Company expects the solar power project business to generate positive cash inflow in the forecasted period. As of December 31, 2018, the Company has certain material short-term obligations that will require material financing cash outflows, such as financing lease payments and the current portion of its long-term loans. The Company has developed a plan to continue meeting its financing arrangements, which includes refinancing loans which are set to mature within one year, entering into new bank borrowings and financing leases, repaying loans with proceeds from the sale of solar power projects, reducing investment in the purchase of property, plant and equipment, and through raising additional capital through equity offerings. In addition, the Company believes that the continuing efforts to stream-line the Company’s operations will enable the Company to control operating costs to be better aligned with its operations, market demand and projected sales levels.

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

Disposal of manufacturing business and LED distribution business

On September 25, 2017 (the “Disposal Date”), the Company transferred all of the Company’s assets and liabilities related to its manufacturing business (including polysilicon, solar wafer, solar cell and solar module manufacturing) and LED distribution business to Mr. Xianshou Li, Chairman and Chief Executive Officer of the Company, through a transfer of all the share capital in ReneSola Singapore Pte. Ltd. (“ReneSola Singapore”), a wholly-owned subsidiary of ReneSola, prior to the Disposal Date.

The financial results of ReneSola Singapore, together with its subsidiaries, for the twelve months ended December 31, 2016, and the nine months ended September 30, 2017 have been classified as discontinued operations within the accompanying consolidated financial statements. As the disposal date was just prior to the end of the quarter, there were no material transactions during the five days between September 25 and September 30, 2017; therefore, the disposal transaction was measured as of September 30, 2017. Unless otherwise indicated, amounts provided in these Notes pertain to continuing operations only (see Note 3 for information on discontinued operations).

(b) Basis of consolidation

The consolidated financial statements include the financial statements of ReneSola Ltd and its subsidiaries. All inter-company transactions, balances and unrealized profits and losses have been eliminated on consolidation.

A non-controlling interest is recognized to reflect the portion of a subsidiary’s equity which is not attributable, directly or indirectly, to the Company. Consolidated net income on the consolidated statements of operations and comprehensive income includes the net income (loss) attributable to non-controlling interests when applicable. The cumulative results of operations attributable to non-controlling interests are also recorded as non-controlling interests in the Company’s consolidated balance sheets. Cash flows related to transactions with non-controlling interests are presented under financing activities in the consolidated statements of cash flows when applicable.

(c) Discontinued operations

A component of a reporting entity or a group of components of a reporting entity that are disposed or meet the criteria to be classified as held for sale, such as the management, having the authority to approve the action, commits to a plan to sell the disposal group, is reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on the Company’s operations and financial results. Discontinued operations are reported when a component of the Company comprising operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company is classified as held for disposal or has been disposed of, if the component either (1) represents a strategic shift or (2) have a major impact on the Company’s financial results and operations. Examples include a disposal of a major geographical location, line of business, or other significant part of the Company or disposal of a major equity method investment. In the consolidated statement of operations, results from discontinued operations are reported separately from the income and expenses from continuing operations and prior periods are presented on a comparative basis. In order to present the financial effects of the continuing operations and discontinued operations, revenues and expenses arising from intra-group transactions are eliminated except for those revenues and expenses that are considered to continue after the disposal of the discontinued operations.

(d) Fair value measurement

The Company estimates fair value of financial assets and liabilities as the price that would be received from the sales of an asset or paid to transfer a liability (an exit price) on the measurement date in an orderly transaction between market participants.

When available, the Company measures the fair value of financial instruments based on quoted market prices in active markets, valuation techniques that use observable market-based inputs or unobservable inputs that are corroborated by market data. When observable market prices are not readily available, the Company generally estimates the fair value using valuation techniques that rely on alternate market data or inputs that are generally less readily observable from objective sources and are estimated based on pertinent information available at the time of the applicable reporting periods. See Note 8, “Fair Value Measurements,” for further details.

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

(g) Restricted Cash

Restricted cash consists of cash and cash equivalents held by various banks to secure certain of our letters of credit and other deposits designated for the payment of amounts related to loan interests. Restricted cash also includes cash and cash equivalents held in frozen bank accounts due to judicial property preservations.

Restricted cash is classified as current based on the maturity date of the corresponding letter of credit, loan and judicial property preservations, and is recorded in prepaid expenses and other current assets.

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within our consolidated balance sheets as of December 31, 2017 and 2018 to the total of such amounts as presented in the consolidated statements of cash flows:

	At December 31,
	2017	2018
Cash and cash equivalents	$13,429,301	$6,750,178
Restricted cash	-	2,275,866
Total cash, cash equivalents, and restricted cash	$13,429,301	$9,026,044

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

During the development phase, these project assets are accounted for in accordance with the recognition, initial measurement and subsequent measurement subtopics of ASC 970-360, as they are considered in substance real estate. While the solar power projects are in the development phase, they are generally classified as non-current assets, unless it is anticipated that construction will be completed and sale will occur within one year.

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

Deferred project costs represents costs that are capitalized as deferred project assets for arrangements that are accounted for as real estate transactions after the Company has entered into a definitive sales arrangement, but before the sale is completed or before all criteria to recognize the sale as revenue is met. The Company classifies deferred project costs as noncurrent if satisfaction of all revenue recognition criteria is not expected within the next 12 months. As of December 31, 2015, the Company entered into a sale transaction for one project asset, which includes contractual provisions which may require the Company to repurchase the project asset under certain circumstances, and the revenue recognition criteria is not met until the issuance of the final acceptance certificate (“FAC”) by the customer. The repurchase provisions expired on June 30, 2017 and the FAC was received in March 2018. Deferred project costs as of December 31, 2017 were derived from this one project. Therefore, the Company has classified the project asset as current deferred project cost as of December 31, 2017. As of December 31, 2018, there are no such deferred project costs as the sales of the project were completed during the year ended December 31, 2018.

The Company reviews project assets and deferred project costs for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company considers a project commercially viable or recoverable if it is anticipated to be sold for a profit once it is either fully developed or fully constructed. The Company considers a partially developed or partially constructed project commercially viable or recoverable if the anticipated selling price is higher than the carrying value of the related project assets and the estimated costs to complete. The Company examines a number of factors to determine if the project will be recoverable, the most notable of which include whether there are any changes in environmental, ecological, permitting, market pricing or regulatory conditions that impact the project. Such changes could cause the costs of the project to increase or the selling price of the project to decrease. If a project is not considered recoverable, the Company impairs the respective project assets and adjusts the carrying value to the estimated recoverable amount, with the resulting impairment recorded within cost of revenue. The Company did not recognize any impairment losses on project assets for the years ended December 31, 2016, 2017 and 2018, respectively.

(i) Contract costs

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

Contract costs are accumulated and are charged to operations as the related revenue from contracts is recognized. Refer to the note 2 (s) EPC services for the corresponding revenue streams.

(j) Advances to suppliers and advances for purchases of property, plant and equipment

In order to secure a stable supply of construction materials, the Company makes advance payments to suppliers for raw material supplies and advances for purchases of long-lived assets which are offset against future deliveries. Advances to suppliers for purchases expected within twelve months as of each balance sheet date are recorded as advances to suppliers in current assets and those associated with purchases expected over longer periods of time are recorded in non-current advances to suppliers. As of December 31, 2017 and 2018, advances to suppliers in current assets were $379,792 and $379,568, respectively, and non-current advances to suppliers for construction materials supplies were nil. Advances for property, plant and equipment are recorded in non-current assets and were nil as of December 31, 2017 and 2018. The Company does not require collateral or other security against its advances to suppliers. As a result, the Company’s claims for such prepayments are unsecured, which exposes the Company to the suppliers’ credit risk. The Company performs ongoing credit evaluations of the financial condition of its material suppliers.

(k) Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and impairment. Depreciation is computed on a straight-line basis over the following estimated useful lives:

Plant and machinery	3-5 years
Motor vehicles	4-5 years
Office equipment	3-5 years
Power stations	25 years

Estimated useful life of land is infinite and no depreciation is provided.

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

(l) Assets held-for-sale

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

Long-lived assets to be sold shall be classified as held for sale considering the recognition criteria in ASC 360-10-45-9 in which all of the following criteria are met:

●	Management, having the authority to approve the action, commits to a plan to sell the asset,

●	The asset is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets;

●	An active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated;

●	The sale of the asset is probable, and transfer of the asset is expected to qualify for recognition as a completed sale, within one year;

●	The asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and

●	Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

(m) Interest capitalization

The Company capitalizes interest costs as part of the costs of constructing certain assets during the period of time required to get the assets ready for their intended use. The Company capitalizes interest to the extent that expenditures to construct an asset have occurred and interest costs have been incurred. The interest capitalized for project assets forms part of the cost of revenue when such project assets are sold and all revenue recognition criteria are met. Interest is capitalized for solar power projects that are classified as property, plant and equipment and built for the Company to own and operate for electricity generation before the projects are completed and put into operation. Interest capitalization ceases once a project is substantially complete or no longer undergoing construction activities to prepare it for its intended use.

(n) Impairment of long-lived assets

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

The impairment losses of long-lived assets were nil for the years ended December 31, 2016, 2017 and 2018 respectively.

(o) Leases

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

Operating lease costs are recognized on a straight-line basis over the lease term. From time to time, the Company’s subsidiaries are asked to prepay the lease costs for over one year. As of December 31, 2017, the prepaid rental fees of US$3,425,098 were recorded in other non-current assets and US$1,652,826 were recorded in prepaid expenses and other current assets. As of December 31, 2018, the prepaid rental fees of US$640,349 were recorded in other non-current assets and US$954,969 were recorded in prepaid expenses and other current assets.

For a sale-leaseback transaction, when the transaction involves real estate or integral equipment, sale-leaseback accounting shall be used by a seller-lessee only if the transaction includes all of the following a) normal leaseback; b) payment terms and provisions that adequately demonstrate the buyer-lessor’s initial and continuing investment in the property; c) payment terms and provisions that transfer all of the other risks and rewards of ownership as demonstrated by the absence of any other continuing involvement by the seller-lessee.

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

If a sale-leaseback transaction does not qualify for sale-leaseback accounting because of any form of continuing involvement by the seller-lessee other than a normal leaseback, it is accounted for as a financing arrangement.

(p) Deferred convertible notes issuance costs

Debt issuance costs are deferred and amortized using effective interest method through the earliest redemption date. The amortization, recorded in interest expense, was $32,935, nil and nil for the years ended December 31, 2016, 2017 and 2018, respectively.

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

(r) Income taxes

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net of operating loss carry forwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. Before 2016, the component of the deferred tax assets and liabilities were individually classified as current and non-current based on the characteristics of the underlying assets and liabilities, or the expected timing of their use when they did not relate to a specific asset or liability. Deferred tax assets and liabilities are all classified as non-current in the consolidated balance sheets.

(s) Revenue recognition

Under ASC 606

Solar power project development

a) Sale of project assets constructed by a third-party EPC contractor

The Company recognizes revenue for sales of project assets constructed by a third-party engineering, procurement and construction (“EPC”) contractor over time as the Company’s performance creates an energy generation asset that is owned by the customer as it is being constructed and the customer can direct all activities related to the work in progress. Furthermore, the sale of a project asset when combined with EPC services represents a single performance obligation for the development and construction of a single generation asset. The Company recognizes revenue overtime for construction contracts which recognize revenue and gross profit as work is performed based on the relationship between actual costs incurred compared to the total estimated costs of the contract. Under this business model, the EPC services are provided by a third-party service provider. In accordance with the terms and conditions of the EPC contract, the Company has the ability to direct a third party to ensure that the EPC services to the customer are performed, therefore the Company acts as the principal in this arrangement and both the revenue and cost amounts paid to the EPC contractor are recognized on a gross basis.

b) Sale of project assets constructed by the Company’s own EPC team

Under this business model, the Company sells power projects after they have been completed or are near completion. The Company conducts the construction of the power plant and completes or nearly completes the project before it identifies a customer. When a customer is identified, the Company enters into two agreements through signing: Sale and Purchase Agreement (“SPA”) and Operations and Maintenance (“O&M”) Services Contract, which are signed on the same date. Such arrangements consist of two performance obligations: sale of solar project and O&M services.

For sale of a solar project, the Company recognizes revenue at a point in time once control of project company is transferred to customer as the Company has no remaining performance obligation once the control is transferred upon closing of the sale. For O&M services, the Company recognizes revenue over time, ratably over the service period, as this performance enhances an energy generation asset controlled by the customer.

For sales agreements that have energy generation performance guarantees covering a certain timeframe or the availability guarantee in the O&M contract, if there is an underperformance event, the Company may incur liquidated damages as a percentage of the EPC contract price or as a percentage of O&M fees. Such performance guarantees represent a form of variable consideration and are estimated at contract inception at their most likely amount and updated at the end of each reporting period as additional performance data becomes available and only to the extent that it is probable that a significant reversal of any incremental revenue will not occur.

c) Sale of project asset rights

The Company sells the project rights to customers through the disposal of project companies holding the relevant permits. For these transactions, the project companies could either own the land or lease the land under the lease term that could cover the entire power plant’s life. In these transactions, the Company is also responsible for locating the electricity end subscribers on the customer’s behalf for certain percentage of the entire contact consideration. Such arrangements consist of two performance obligations: sale of project rights and sourcing of end subscribers.

The Company recognizes revenue for sale of project rights at a point in time once control of project rights is transferred to customer as the Company has no further obligations related to the project rights. The Company recognizes revenue for sourcing of end subscribers over time as the Company has an ongoing obligation during a certain period to source end subscribers. A portion of the sales price consideration is variable on the percentage of end subscribers sourced for the project. The Company estimates the amount that most likely overcomes the constraint on variable consideration to include in the transaction price based on the historical subscription rates achieved.

EPC Services

The Company provides EPC services under the EPC contracts, under which the Company provides one distinct performance obligation – design and build the power plant on customer’s site per customer’s request.

The Company recognizes revenue for EPC services over time as the Company’s performance creates or enhances an energy generation asset controlled by the customer. In recognizing revenue overtime, the Company follows the costs incurred method and uses the actual costs incurred relative to the total estimated costs (including module costs) in order to determine the progress towards completion and calculate the corresponding amount of revenue and profit to recognize. Costs incurred include direct materials, solar modules, labor, subcontractor costs, and those indirect costs related to contract performance, such as indirect labor and supplies.

The overtime revenue recognition requires the Company to make estimates of net contract revenues and costs to complete the projects. In making such estimates, significant judgment is required to evaluate assumptions related to the amount of net contract revenues, including the impact of any performance incentives, liquidated damages, and other payments to customers. Significant judgment is also required to evaluate assumptions related to the costs to complete the projects, including materials, labor, contingencies, and other system costs.

Although the EPC contract usually clearly states a fixed unit price and the estimated total contract amount, the total contract amount is subject to variable consideration due to the difference between actual grid-connection capacity and estimated grid-connection capacity. The Company makes a reasonable estimation of grid-connection capacity, which represents a form of variable consideration. The variable consideration is estimated at the contact inception at the best estimate based on relevant experience and historical data and updated at the end of each reporting period as additional performance data becomes available and only to the extent that it is probably that a significant reversal of any revenue will not occur.

If estimated total costs on any contract are greater than the net contract revenues, the Company recognizes the entire estimated loss in the period the loss becomes known. The cumulative effect of the revisions to estimates related to net contract revenues and costs to complete contracts, including penalties, claims, change orders, performance incentives, anticipated losses, and others are recorded in the period in which the revisions to estimates are identified and the amounts can be reasonably estimated. The effect of the changes on future periods are recognized as if the revised estimates had been used since revenue was initially recognized under the contract. Such revisions could occur in any reporting period, and the effects may be material depending on the size of the contracts or the changes in estimates. For the years ended December 31, 2016, 2017 and 2018, no such revisions occurred.

The Company bills the customer based on progress billing terms in the contract. Accounts receivable from EPC services (unbilled) represents revenue that has been recognized in advance of billing the customer, which is common for long-term construction contracts. The Company typically recognizes revenue from contracts for the construction and sale of PV solar power systems over time using cost based input methods, which recognizes revenue and gross profit as work is performed based on the relationship between actual costs incurred compared to the total estimated costs of the contract. Accordingly, revenue could be recognized in advance of billing the customer, resulting in an amount recorded to “Accounts receivable from EPC services (unbilled)” as disclosed in Note 4. Once the Company has an unconditional right to consideration under a construction contract, the Company typically bills the customer accordingly and reclassifies the “Accounts receivable from EPC services (unbilled)” to “Accounts receivable from EPC services (billed).” Billing requirements vary by contract but are generally structured around the completion of certain construction milestones. Certain of the EPC contracts for PV solar power systems contain retainage provisions. Retainage represents contract costs for the portion of the contract price earned for work performed, but held for payment by the customer as a form of security until certain defined timeframe has been reached. The Company considers whether collectability of such retainage is reasonably assured in connection with our overall assessment of the collectability of amounts due or that will become due under the EPC contracts. Retainage included within “Accounts receivable from EPC services (unbilled)” is expected to be billed and collected within the next 12 months. After the Company has satisfied the EPC contract requirements and has an unconditional right to consideration, the retainage is billed and reclassified to “Accounts receivable from EPC services (billed).” Refer to Note 4 for detail breakdown of the “Accounts receivable from EPC services (unbilled)” and “Accounts receivable from EPC services (billed)” amounts.

For EPC services, the Company provides a limited assurance only warranty for the modules, materials and construction part of the power plants. Although the Company subcontracts the construction to third party developers and purchase the raw materials and modules from third party suppliers, the Company is the primary obligor for the limited warranties such as solar module product warranty for a period of five to ten years, warranties for defects in engineering design, installation, workmanship for a period of one to two years and recorded as a liability in the Consolidated Balance Sheets. Nevertheless, the Company has a legally enforceable right to recover these warranties from the subcontractor and suppliers as these parties have contracted with the Company to assume these warranty obligations, and that the Company will also record receivables in the Consolidated Balance Sheets for expected reimbursement in amounts that the Company believe are probable. The EPC warranty expenses and expected recovery amounts related to warranties are recorded net of expense in the Consolidated Statement of Operations on the basis that the amounts provided by the subcontractor and suppliers are a reimbursement of our costs. As of December 31, 2017 and 2018, the related liabilities and receivables are not material. The related expenses for the three years ended December 31, 2016, 2017 and 2018 are not material.

Electricity generation revenue

The Company recognizes electricity generation revenue generated from power plants owned and operated by the Company over time as the customer receives and consumes the benefits as the Company performs. In recognizing revenue overtime, the Company follows the output method and uses the actual electricity supplied in order to determine the progress towards completion and calculate the corresponding amount of revenue and profit to recognize. The electricity generation records are reconciled with the power grid companies and the price of electricity is based on a fixed unit price according to the power purchase arrangement with the power grid companies. The Company is entitled to the feed-in tariff(s) (FIT) that the government guaranteed and subsidized electricity sale price at which solar power projects can produce green energy. The Company recognizes the FIT as part of the electricity generation revenue when the entitlement to receipt of such FIT is fulfilled.

Revenue from green certificates

The Company receives green energy certificates based on electricity generated from the power plants in a subsidiary. The Company sells these certificates to buyers who can then meet the mandatory government quota per year for green energy produced. The Company believes that these green certificates are a government incentive and the sale of green energy certificates does not fall into derivative and lease accounting scope. The Company recognizes revenue for the sale at a point in time once the control of green certificates have been transferred to the buyers according to the green certificate purchase arrangement. The consideration of selling green certificates sold is fixed as stated in the purchase arrangement.

For the years ended December 31, 2016, 2017 and 2018, revenue from green certificates were $1,708,163, $4,184,724 and $883,741, respectively, and is included in electricity generation revenue.

Value added tax (“VAT”)

Value added tax (“VAT”) at differentiated rates on invoice amount is collected on behalf of the tax authorities in respect of the different types of revenues and is not recorded as revenue. VAT paid for purchases, net of VAT collected from customers, is recorded as an asset.

Under ASC 605

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

The Company generally recognizes revenue for EPC services over time using a percentage-of completion method as the Company’s performance creates or enhances an energy generation asset controlled by the customer per ASC 605-35. In applying the percentage-of-completion method, the Company follows the cost-to-cost method and uses the actual costs incurred relative to the total estimated costs (including module costs) in order to determine the progress towards completion and calculate the corresponding amount of revenue and profit to recognize. Costs incurred include direct materials, solar modules, labor, subcontractor costs, and those indirect costs related to contract performance, such as indirect labor and supplies. When contracts specify that title to direct materials and solar modules transfers to the customer before installation has been performed, the Company will not recognize revenue or the associated costs until those materials are installed and have met all other revenue recognition requirements.

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

If estimated total costs on any contract are greater than the net contract revenues, the Company recognizes the entire estimated loss in the period the loss becomes known. The cumulative effect of the revisions to estimates related to net contract revenues and costs to complete contracts, including penalties, claims, change orders, performance incentives, anticipated losses, and others are recorded in the period in which the revisions to estimates are identified and the amounts can be reasonably estimated. The effect of the changes on future periods are recognized as if the revised estimates had been used since revenue was initially recognized under the contract. Such revisions could occur in any reporting period, and the effects may be material depending on the size of the contracts or the changes in estimates. For the years ended December 31, 2016 and 2017, no such revisions occur.

The Company bills the customer based on progress billing terms in the contract. Accounts receivable from EPC services (unbilled) represents revenue that has been recognized in advance of billing the customer, which is common for long-term construction contracts. The Company typically recognizes revenue from contracts for the construction and sale of PV solar power systems over time using cost based input methods, which recognizes revenue and gross profit as work is performed based on the relationship between actual costs incurred compared to the total estimated costs of the contract. Accordingly, revenue could be recognized in advance of billing the customer, resulting in an amount recorded to “Accounts receivable from EPC services (unbilled)” as disclosed in Note 4. Once the Company has an unconditional right to consideration under a construction contract, the Company typically bills the customer accordingly and reclassifies the “Accounts receivable from EPC services (unbilled)” to “Accounts receivable from EPC services (billed).” Billing requirements vary by contract but are generally structured around the completion of certain construction milestones. Certain of the EPC contracts for PV solar power systems contain retainage provisions. Retainage represents contract costs for the portion of the contract price earned for work performed, but held for payment by the customer as a form of security until certain defined timeframe has been reached. The Company considers whether collectability of such retainage is reasonably assured in connection with the Company’s overall assessment of the collectability of amounts due or that will become due under the EPC contracts. Retainage included within “Accounts receivable from EPC services (unbilled)” is expected to be billed and collected within the next 12 months. After the Company has satisfied the EPC contract requirements and has an unconditional right to consideration, the retainage is billed and reclassified to “Accounts receivable from EPC services (billed).” Refer to Note 4 for detail breakdown of the “Accounts receivable from EPC services (unbilled)” and “Accounts receivable from EPC services (billed)” amounts.

For EPC services, the Company provides limited warranty for certain years for the modules, materials and construction part of the power plants. Although the Company subcontracts the construction to third party developers and purchase the raw materials and modules from third party suppliers, the Company is the primary obligor for the limited warranties such as solar module product warranty for a period of five to ten years, warranties for defects in engineering design, installation, workmanship for a period of one to two years and records a liability “Accrued EPC warranty liabilities” which is grouped under “Other current liabilities” in the Consolidated Balance Sheet and disclosed in Note 11. On another hand, the Company has a legally enforceable right to recover these warranties from the subcontractor and suppliers as these parties have contracted with the Company to assume these warranty obligations, and that the Company will also record receivables for expected reimbursement in amounts that the Company believes are probable as “EPC Warranty reimbursement receivables” which is grouped under “Prepaid expenses and other current assets” in the Consolidated Balance Sheet and disclosed in Note 5. The EPC warranty expenses and expected recovery amounts related to warranties are recorded net in expense in the Consolidated Statement of Operations on the basis that the amounts provided by the subcontractor and suppliers are a reimbursement of the Company’s costs. As of December 31, 2016 and 2017, the liabilities and receivables are not material. The related expenses for the years ended December 31, 2016 and 2017 are also not material.

Electricity generation revenue

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

Value added tax (“VAT”)

Value added tax (“VAT”) at differentiated rates on invoice amount is collected on behalf of tax authorities in respect of the different types of revenues and is not recorded as revenue. VAT paid for purchases, net of VAT collected from customers, is recorded as an asset.

(t) Deferred project revenue

Deferred project revenue was $20,791,918 and nil on December 31, 2017 and 2018, respectively, and mainly represented customer payments received or customer billings made under the terms of solar power project related sales contracts for which revenue recognition for real estate transactions have not yet been met. The associated solar power project related costs are included as deferred project costs. The Company classifies such amounts as current or noncurrent depending on when all revenue recognition criteria are expected to be met, consistent with the classification of the associated deferred project costs.

(u) Other operating income (expenses)

Other operating income (expenses) primarily consists of discount charges of long-term receivables, compensation income and expenses, and disposal loss of projects assets.

(v) Foreign currency

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

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Company’s cash, cash equivalents and restricted cash denominated in RMB amounted to RMB19,626,332 ($3,016,508) and RMB27,969,872 ($4,068,050) on December 31, 2017 and 2018, respectively.

(w) Fair value of financial instruments

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

When available, the Company measures the fair value of financial instruments based on quoted market prices in active markets, valuation techniques that use observable market-based inputs or unobservable inputs that are corroborated by market data. Pricing information the Company obtains from third parties is internally validated for reasonableness prior to use in the consolidated financial statements. When observable market prices are not readily available, the Company generally estimates the fair value using valuation techniques that rely on alternate market data or inputs that are generally less readily observable from objective sources and are estimated based on pertinent information available at the time of the applicable reporting periods. In certain cases, fair values are not subject to precise quantification or verification and may fluctuate as economic and market factors vary and the Company’s evaluation of those factors changes. Although the Company uses its best judgment in estimating the fair value of these financial instruments, there are inherent limitations in any estimation technique. In these cases, a minor change in an assumption could result in a significant change in its estimate of fair value, thereby increasing or decreasing the amounts of the Company’s consolidated assets, liabilities, equity and net income or loss. See Note 8, “Fair Value Measurements,” for further details.

(x) Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing income attributable to holders of common shares by the weighted average number of common shares outstanding during the year. Diluted earnings (loss) per share reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted into common shares.

(y) Share-based compensation

The Company recognizes expenses for services received in exchange for awards of equity instruments based on the grant-date fair value of the award as determined by the Black-Scholes option pricing model, net of estimated forfeitures. The estimated compensation cost is recognized ratably over the period the grantee is required to provide services per the conditions of the award.

For stock option modifications, the Company measures the incremental compensation cost which should be measured as the excess, if any, of the fair value of the modified award determined over the fair value of the original award immediately before its terms are modified, which is measured based on the share price and other pertinent factors at that date.

On January 1, 2018 and April 1, 2018, the Board of Directors of the Company approved two option modifications to reduce the exercise price. Pursuant to the option agreement entered with the optionees, options totaling 3,220,000 were cancelled and options totaling 3,300,000 were granted. The cancellation and replacement of the options shall be considered as an option modification. Subject to ASC 718-20-35, total compensation cost measured at the date of a cancellation and replacement shall be the portion of the grant-date fair value of the original award for which the requisite service is expected to be rendered (or has already been rendered) at the date plus the incremental cost resulting from the cancellation and replacement. The incremental compensation cost should be recognized prospectively over the remaining service period in addition to unrecognized compensation cost for original option.

See Note 14, “Share Based Compensation”, for further details.

(z) Comprehensive income (loss)

Comprehensive income (loss) is the change in equity during a period from transactions and other events and circumstances from non-shareholder sources and included net income and foreign currency translation adjustments. As of December 31, 2017 and 2018, accumulated other comprehensive income is composed of foreign currency translation adjustments.

(aa) Treasury stock

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

As of December 31, 2016, the Company had cancelled 1,352,586 of the treasury stock from the 2016 repurchase and in 2017 cancelled the remaining 1,451,700 shares of the treasury stock. There was no outstanding treasury stock as of December 31, 2017 and 2018.

(ab) Concentrations of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable, advances to suppliers and other receivables. The Company places its cash and cash equivalents with reputable financial institutions. The Company conducts credit evaluations of customers and generally does not require collateral or other security from its customers. The Company establishes an allowance for doubtful receivables mainly based on the age of receivables and factors surrounding the credit risk of specific customers.

(ac) Recently adopted accounting pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU 2014-09, “Revenue - Revenue from Contracts with Customers,” as a new Topic, ASC 606. Further, in March 2016, the FASB issued ASU No. 2016-08, “Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net),” which clarifies the implementation guidance on principal versus agent considerations. On January 1, 2018, the Company adopted the new accounting standard ASC 606, Revenue from Contracts with Customers and all the related amendments (“new revenue standard”) to all contracts using the modified retrospective method. The new standard requires the Company to recognize revenue when a customer obtains control rather than when it has transferred substantially all risks and rewards of a good or service and requires expanded disclosures. ASC 606 superseded the real estate sales guidance under ASC 360-20.

The Company has completed a detailed review of revenue contracts representative of its business segments and its revenue streams as of the adoption date. As a result of the evaluation performed, the Company has determined that the timing and amount of revenue that it recognizes on certain contracts is affected by the adoption of the new standard. These adjustments are primarily related to the change in recognition of solar power projects development.

Under the modified retrospective method, the Company recognized the cumulative effect of initially applying the new revenue standard as an adjustment to the opening balance of retained earnings. The comparative information has not been restated and continues to be reported under the accounting standards in effect for those periods. The Company does not expect the adoption of the new revenue standard to have a material impact to its net income and material change in timing of recognition of revenue on an ongoing basis.

The cumulative effect of the changes made to its January 1, 2018 consolidated balance sheet for the adoption of ASU 2016-08, “Revenue - Revenue from Contracts with Customers” was as follows:

	Balance at	Adjustments Due to	Balance at
	December 31, 2017	ASC 606	January 1, 2018
Assets
Accounts receivable, net of allowances for doubtful accounts	$23,312,086	$7,079,477	$30,391,563
Project assets current	76,556,400	(400,642)	76,155,758
Contract costs	12,668,709	(5,808,850)	6,859,859
Liabilities and Shareholders’ Equity
Accumulated deficit	$(435,517,610)	$869,985	$(434,647,625)

There is no cumulative effect of the changes made to its December 31, 2018 consolidated balance sheet for the adoption of ASU 2016-08, “Revenue - Revenue from Contracts with Customers”.

In accordance with the new revenue standard requirements, the disclosure of the impact of adoption on its consolidated statements of operation and comprehensive income was as follows:

	Year ended December 31, 2018
	As	Balances Without	Effect of
	reported	Adoption of ASC 606	Change
Net revenue:
Solar power projects development	$48,784,766	$55,864,243	$(7,079,477)
Electricity generation revenue	29,257,928	29,257,928	-
EPC services	18,544,164	18,544,164	-
Others	319,477	319,477	-
Cost of revenue	$(68,836,588)	$(75,046,080)	$6,209,492
Gross profit	28,069,747	28,939,732	(869,985)
Income from operations	15,531,888	16,401,873	(869,985)
Net income	5,096,480	5,966,465	(869,985)
Net income attributed to ReneSola Ltd	1,759,711	2,629,696	(869,985)
Basic income attributed to ReneSola Ltd per share	0.00	0.01	(0.01)
Diluted income attributed to ReneSola Ltd per share	0.00	0.01	(0.01)

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows – Restricted Cash (Topic 230), which amends ASC 230 to add or clarify guidance on the classification and presentation of restricted cash in the statement of cash flows. The ASU is effective for annual and interim periods beginning after December 15, 2017 and the standard should be applied to each period presented using a retrospective transition method. The Company has adopted the standard in 2018 and the change in restricted cash is no longer presented as an investing activity in the consolidated statement of cash flows.

In January 2017, the FASB issued ASU 2017–01 Clarifying the Definition of a Business, which revises the definition of a business and provides guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The guidance is effective for the fiscal year, and interim periods within that fiscal year, beginning after December 15, 2017. The Company adopted the provisions of ASU 2017–01 as of January 1, 2018. There was no material impact on the Company's consolidated financial statements resulting from the adoption of this guidance.

(ad) Recently issued accounting pronouncements

 In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), as part of a joint project with the International Accounting Standards Board to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. To satisfy the foregoing objective, the FASB is creating Topic 842, Leases, which supersedes Topic 840. Under the new guidance, a lessee will be required to recognize right-of-use (“ROU”) assets and lease liabilities for capital and operating leases with lease terms of more than 12 months. Additionally, this ASU will require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases, including qualitative and quantitative requirements. The effective date of the new standard for public companies is for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years. Early adoption is permitted. In July 2018, the FASB issued amendments in ASU 2018-11, which provide a transition election to not restate comparative periods for the effects of applying the new standard. This transition election permits entities to change the date of initial application to the beginning of the earliest comparative period presented, or retrospectively at the beginning of the period of adoption through a cumulative-effect adjustment. The Company will adopt Topic 842 effective January 1, 2019 and has elected to apply the standard retrospectively at the beginning of the period of adoption through a cumulative-effect adjustment. The Company anticipates that the adoption of Topic 842 will have a material impact on the Company’s consolidated balance sheets, but will not have a material impact on its consolidated statements of operations nor to cash from or used in operating, financing, or investing on the Company’s consolidated cash flow statements. Based on the Company's current portfolio of leases, approximately $30 to $40 million of ROU assets and $30 to $40 million lease liabilities would be recognized on its balance sheet on January 1, 2019.

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

In August 2017, the FASB issued ASU 2017-12, Derivatives and Hedging (Topic 815) – Targeted Improvements to Accounting for Hedging Activities, to simplify certain aspects of hedge accounting for both non-financial and financial risks and better align the recognition and measurement of hedge results with an entity’s risk management activities. ASU 2017-12 also amends certain presentation and disclosure requirements for hedging activities and changes how an entity assesses hedge effectiveness. ASU 2017-12 is effective for fiscal years and interim periods within those years beginning after December 15, 2018, and early adoption is permitted. We are currently evaluating the impact ASU 2017-12 will have on our consolidated financial statements and associated disclosures.

In February 2018, the FASB issued ASU 2018-02, Income Statement – Reporting Comprehensive Income (Topic 220) – Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income, to allow entities to reclassify the income tax effects resulting from the Tax Cuts and Jobs Act (the “Act”) on items within accumulated other comprehensive income to retained earnings. ASU 2018-02 is effective for fiscal years and interim periods within those years beginning after December 15, 2018, and early adoption is permitted. We are currently evaluating the impact ASU 2018-02 will have on our consolidated financial statements and associated disclosures.

In June 2018, the FASB issued ASU 2018-07 Compensation-Stock Compensation (Topic 718), to simplify the accounting for share–based payments granted to nonemployees by aligning the accounting with the requirements for employee share–based compensation. ASU 2018-07 is effective for the Company beginning in fiscal 2019, including interim periods within that fiscal year. Early adoption is permitted but no earlier than a company's adoption of ASC 606. We do not expect the adoption of ASU 2018-07 to have a significant impact on our consolidated financial statements and associated disclosures.

In August 2018, the FASB issued ASU 2018-13 Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 removes the requirement to disclose: the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy; the policy for timing of transfers between levels; and the valuation processes for Level 3 fair value measurements. ASU 2018-13 requires disclosure of changes in unrealized gains and losses for the period included in other comprehensive income (loss) for recurring Level 3 fair value measurements held at the end of the reporting period and the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted. We are currently evaluating ASU 2018-13 to determine the impact it will have on our disclosures.

3. DISCONTINUED OPERATIONS

On September 25, 2017, the Company completed a share repurchase and subscription agreement (the “SPA”) with Mr. Xianshou Li, the Company’s Chairman and Chief Executive Officer (the “Buyer”) for the sale of the Company’s manufacturing (including polysilicon, solar wafer, solar cell and solar module manufacturing) and LED distribution businesses. The transaction also transferred substantially all of the group of ReneSola Ltd and its subsidiaries (collectively, the “Group”)’s related indebtedness to Li. The transaction resulted in:

1)	The Company was no longer be liable for the bank borrowings approximating RMB3 billion ($461 million) which was assumed by the Buyer as part of the net assets of discontinued operations as of the disposal date;

2)	The Buyer forgave approximately $217.4 million of intercompany payables owed to it by the Company; and

3)	The Company issued 180 million ordinary shares (“18 million ADS”) with a fair value of approximately $42.5 million to ReneSola Singapore Pte. Ltd., an entity to be fully owned by the Buyer upon completion.

Results of operations related to the discontinued businesses, including comparatives, were reported as loss from discontinued operations.

A reconciliation of disposal gain is presented as follows.

Reconciliation of disposal gain:

Item	Amount in US$ million
Waiver of the Company’s payable to the Buyer of the discontinued operations	217.4
Fair value of shares issued to the Buyer	(42.5)
Net assets of discontinued operations as of the disposal date	(133.6)
Release of currency translation difference due to discontinued operations	65.0
Disposal gain	106.3

Results of the discontinued operations

		January 1 – September 30
	2016	2017

Revenues	$849,331,555	$472,568,586
Cost of revenues	(747,068,354)	(457,058,538)

Gross profit	102,263,201	15,510,048

Operating (expenses)/income:
Selling and marketing	(46,914,631)	(24,259,869)
General and administrative	(44,629,891)	(32,341,022)
Research and development	(27,286,652)	(14,715,027)
Other income	3,771,645	8,776,633
Impairment loss of assets	(4,624,979)	-
Total operating expenses	(119,684,508)	(62,539,285)

Loss from operations	(17,421,307)	(47,029,237)

Interest income	2,349,791	1,144,135
Interest expenses	(32,097,477)	(25,518,288)
Exchange (loss)/gain	9,945,642	(7,095,061)
Gain/(loss) on derivatives	4,592,125	(1,284,379)
Loss from discontinued operations before income taxes	(32,631,226)	(79,782,830)
Income tax (expense)/benefit, net	(2,161,507)	4,748,324

Loss from discontinued operations, net of tax	$(34,792,733)	$(75,034,506)

4. ACCOUNTS RECEIVABLE, NET

	At December 31,
	2017	2018
Accounts receivable
– from EPC services (billed)	$7,091,310	$9,078,144
– from EPC services (unbilled)	1,835,203	526,848
– from solar power project assets (1)	7,124,003	7,045,546
– from electricity generation revenue (2)	7,184,721	17,832,924
– others	76,849	-

Allowance for doubtful accounts	-	-
Accounts receivable, net	$23,312,086	$34,483,462

(1)	As of December 31, 2018, receivables by post-dated checks were $9,034,526 and date of acceptance were from May 31, 2019 to November 30, 2021. Whereas $3,215,926 were classified as current and recorded in accounts receivable from solar power project assets and $5,818,600 were classified as non-current and recorded in other non-current assets. The non-current accounts receivable was discounted and interest income will be recognized over the discount period accordingly.

(2)	Accounts receivable from electricity generation revenue includes the receivables from the sales of green certificates.

ALLOWANCES FOR DOUBTFUL RECEIVABLES

The Company establishes an allowance for doubtful accounts primarily based on factors surrounding the credit risk of specific customers.

The Company did not provide an allowance for doubtful debts during the years ended December 31, 2016, 2017 or 2018.

As of December 31, 2017, no individual customer has greater than 10% of the accounts receivable. As of December 31, 2018, receivables from an EPC services customer amounted to $6,036,988 (17%), which is greater than 10% of the account balances.

5. PREPAID EXPENSES AND OTHER CURRENT ASSETS

	At December 31,
	2017	2018

Refundable deposits (1)	$7,927,825	$12,082,372
Prepaid rental fees (2)	1,652,826	954,969
EPC Warranty reimbursement receivables	132,007	186,553
Others	830,164	1,094,182

Total prepaid expenses and other current assets	$10,542,822	$14,318,076

(1)	As of December 31, 2018, refundable deposits mainly represented refundable deposits for interconnection and for the bidding of the project asset construction rights.

(2)	As of December 31, 2018, prepaid rental fees mainly represented rooftop rental payments for solar power projects due within one year.

6. PROJECT ASSETS AND DEFERRED PROJECT COSTS

Project assets and deferred project costs consisted of the following at December 31, 2017 and 2018, respectively:

	At December 31,
	2017	2018
Project assets - Module cost	$16,369,965	$29,612,819
Project assets - Development and construction cost	61,259,796	71,316,605
Project assets - Others	6,407,213	7,409,941
Total project assets	84,036,974	108,339,365

Current portion	76,556,400	64,257,766
Non-current portion	7,480,574	44,081,599

Total deferred project costs	17,957,041	-

Current portion	17,957,041	-
Non-current portion	-	-

Total project assets and deferred project costs	$101,994,015	$108,339,365

7. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net, comprise:

	At December 31,
	2017	2018
Land	$282,000	$282,000
Plant and machinery	1,097,710	789,931
Motor vehicles	50,971	183,664
Office equipment	39,247	102,326
Power stations	125,753,462	194,931,540

Less: Accumulated depreciation	(8,388,858)	(16,215,671)
	118,834,532	180,073,790
Construction in progress	35,824,545	10,713,472
Property, plant and equipment, net	$154,659,077	$190,787,262

Construction in progress mainly represents new solar power projects for self-electricity generation in China.

All power stations were self-constructed for electricity generation purpose.

Depreciation expense for the years ended December 31, 2016, 2017 and 2018 was $2,400,522, $4,475,823 and $8,402,169 respectively.

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

Recurring basis

As of December 31, 2017 and December 31, 2018, there are no assets and liabilities measured on the Company’s consolidated balance sheet at fair value on a recurring basis subsequent to initial recognition.

Non-recurring basis

The carrying amount of long-term borrowing and liabilities approximates their fair value as the related interest rates approximate rates currently offered by financial institutions for similar debt instruments of comparable maturities.

9. INCOME TAXES

The Company and its subsidiaries file separate income tax returns.

British Virgin Islands

Under the current laws of the British Virgin Islands (“BVI”), the Company’s subsidiary in BVI is not subject to tax on its income or capital gains. In addition, upon any payment of dividends by the Company, no British Virgin Islands withholding tax is imposed.

People’s Republic of China

On March 16, 2007, the National People’s Congress approved the Corporate Income Tax Law of the People’s Republic of China (the “CIT Law”) with effective on January 1, 2008. The CIT Law enacted a statutory income tax rate of 25%. Pursuant to PRC tax laws, certain subsidiaries of the Company are solar power generation enterprises, which are entitled to a three-year tax exemption from PRC Corporate Income Tax (“PRC CIT”) from first operation year and a 50% PRC CIT reduction for the succeeding three years thereafter.

United States

ReneSola US is incorporated in California, the United States. It is subject to a federal corporate income tax rate of 35% for 2016 and 2017, and is subject to a federal corporate income tax rate of 21% for 2018, effective from January 1, 2018 under the 2017 Tax Cuts and Jobs Act, and is subject to California state income tax of 8.84%, and Connecticut state income tax of 7.5%, which is deductible for federal corporate income tax purpose.

The tax expense from continuing operations comprises:

	Years ended December 31,
	2016	2017	2018
Income (Loss) before income tax
PRC	$(69,465)	$2,938,038	$10,535,785
Other jurisdictions	296,039	583,861	(5,628,096)

Total	226,574	3,521,899	4,907,689

Current tax expense
PRC	-	(11,926)	(553,859)
Other jurisdictions	(283,829)	(222,094)	(351,735)

Subtotal	(283,829)	(234,020)	(905,594)
Deferred tax benefit (expense)	-
PRC	-	1,402	748,490
Other jurisdictions	151,737	(89,450)	345,895

Subtotal	151,737	(88,048)	1,094,385

Total income tax benefit (expense)	$(132,092)	$(322,068)	$188,791

There were no reversals or additions of unrecognized tax benefits during the year ended December 31, 2016, 2017 and 2018, respectively.

The Company classifies interest and penalties related to income tax matters in income tax expense. As of December 31, 2017 and 2018, there were no interest and penalties related to uncertain tax positions. As of December 31, 2017 and 2018, there was no accrual of uncertain tax benefits recognized by the Company. The Company does not anticipate significant increases or decreases to its liabilities for unrecognized tax benefits within the next twelve months.

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

The principal components of deferred income tax assets and liabilities are as follows:

	At December 31,
	2017	2018
Deferred tax assets:
Accrued expenses	$6,254	$10,632
Net operating losses	3,234,651	5,513,847
Unrealized internal profit	-	1,094,217
Other	55,282	27,990
Total gross deferred tax assets	3,296,187	6,646,686
Valuation allowance on deferred tax assets	(3,236,889)	(5,535,214)
Net deferred tax assets	$59,298	$1,111,472

As of December 31, 2018, the subsidiaries of the Company in PRC had net operating loss carry forwards of $1,359,934, of which $154,272, $1,033,152 and $172,510 will expire in 2021, 2022 and 2023 respectively.

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

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible for tax purposes. As a result, the Company has recognized a valuation allowance of $3,236,889 and $5,535,214 as at December 31, 2017 and 2018, respectively.

Reconciliation between the applicable statutory income tax rate and the Company’s effective tax rate for the years ended December 31, 2016, 2017 and 2018 is as follows:

	Year ended December 31,
	2016	2017	2018
PRC applicable income tax rate	25%	25%	25%
Change in deferred tax valuation allowance	26%	(3)%	47%
Preferential tax rate(1)	-	(24)%	(53)%
Effect of different tax rate of subsidiaries	20%	(4)%	(7)%
Other	(13)%	(4)%	(16)%
Effective income tax rate	58%	(10)%	(4)%

The following table sets forth the effect of preferential tax on China operations for the years ended December 31 2016, 2017 and 2018, respectively:

	Year ended December 31,
	2016	2017	2018

Preferential tax effect(1)	$-	$845,010	$2,609,975
Basic earnings per share from continuing operations effect - decrease	-	-	-
Diluted earnings per share from continuing operations effect - decrease	$-	$-	$-

(1)	Certain solar power project entities are fully exempted from PRC CIT for three years starting from the year in which such project generates revenue from the sale of electricity, and is 50% exempted from PRC CIT for another three years. In addition, certain solar power project entities in the western region of China enjoy preferential tax policies and are subject to a preferential tax rate of 15%.

10. BORROWINGS AND OTHER FINANCING ARRANGEMENTS

a) Borrowings from banks and other third parties

The Company’s borrowings from banks and other third parties consist of the following:

	At December 31,
	2017	2018
Short-term	$6,605,894	$3,368,272
Long-term, current portion	-	41,096,243
Subtotal	6,605,894	44,464,515
Long-term	32,513,900	41,435,099
Total borrowings from bank and other third parties	$39,119,794	$85,899,614

As of December 31, 2017, short-term borrowings of $6,605,894 and long-term borrowings of $32,513,900 were jointly guaranteed by the Company and its two subsidiaries. The short-term borrowings of $6,605,894 were also pledged by all the shares or ownership interests of the Company, and project assets owned with carrying value equivalent to 130% of the principal.

As of December 31, 2018, short-term borrowings of $3,368,272 and long-term borrowings of $82,531,342, including current portion of $41,096,243 were jointly guaranteed by the Company and its subsidiaries.

The short-term borrowings of $3,368,272 were also secured by all of the Company’s estate, right, title and interest and pledged by the shares or ownership interests of the Company and its subsidiaries, accounts receivable and VAT account of the Company and its subsidiaries. The long-term borrowings of $82,531,342, including current portion of $41,096,243 were also secured and pledged by all the shares or ownership interests of the Company, accounts and accounts receivable of the Company, and insurance of the Company.

Long-term borrowings contain restrictive covenants, including requirements obliging the Company to (i) obtain lender’s prior approval before entering into any transaction over certain amount after the completion of the construction and commencement of operation of the relevant project assets, (ii) obtain lender’s prior consent before opening any bank account other than the existing bank account with the lender, (iii) ensure that at least one director designated by the lender be appointed as a director of the operating entity of the relevant project assets and/or the Company, (iv) comply with certain financial ratios, such as debt-service coverage ratio and loan life coverage ratio. As of December 31, 2018, the Company was in compliance with all debt covenants under its outstanding long-term financings.

i) Short-term

Interest rates are fixed for the short-term borrowings as of December 31, 2017 and 2018. The weighted average interest rate of short term loans in the years ended December 31, 2017 and 2018 were 6.00% and 6.57%. The borrowings are repayable within one year.

ii) Long-term

In March 2013, the Company’s Korean subsidiaries obtained two four-year term loans from a lender in Korea totaling Korean Won 35.7 billion ($32.1 million) to be repaid in March 2017. In 2017, the subsidiaries extended the maturity date by three years to March 2020. The proceeds from these loans were to be used to finance the Company’s PV plant projects in Romania. The balance of the loan as of December 31, 2018 was Korean Won 32.7 billion ($29.4 million).

The Company’s Polish subsidiary has been provided a line of credit by a lender in Poland. In December 2017, the Company’s Polish subsidiary obtained a long-term loan under such line of credit covering construction and operational period of Polish PV plant projects from the lender in Poland totaling Euro 15.3 million ($17.5 million). In June 2018, the Company’s Polish subsidiaries obtained another long-term loan under such line of credit covering construction and operational period of Polish PV plant projects from the same lender in Poland totaling Euro 36.1 million ($41.3 million). As of December 31, 2018, the utilized amount was PLN 152.7 million ($40.7 million). The maturity date of the loan is December 7, 2019 and was recognized as current portion. The proceeds from these loans were to be used to finance the Company’s PV plant projects in Poland.

In April 2018, the Company’s US subsidiary, obtained a development loan from a U.S. lender to complete development on roughly 31MW of Minnesota based projects, and granted a security interest in the projects (including previously made program and interconnection deposits made to the Utility). This development loan is expected to be repaid on a per project basis when each project is sold or cancelled. The maturity date of the loan is April 30, 2020. The loan was secured by the ownership interests in the project companies and interconnection deposits, and ReneSola Ltd, the parent company of the US subsidiary, has subordinated its inter-company debt to the loan. The balance of the loan as of December 31, 2018 was $5.7 million.

The Company’s Hungarian subsidiaries have been provided a line of credit by a lender in Hungary. In August 2018, the Company’s Hungarian subsidiaries obtained a long-term loan under such line of credit covering construction and operational period of Hungarian PV plant projects 7MW portfolio from the lender in Hungary totaling Hungarian Forint 2.2 billion ($7.8 million). As of December 31, 2018, the utilized amount was Hungarian Forint 1.9 million ($6.8 million) including the current portion of $0.4 million. The maturity date of the loan is earlier of 15th anniversary from commercial operation date (“COD”) or December 31, 2033. The proceeds from these loans were to be used to finance the Company’s PV plant projects in Hungary.

Interest rates are fixed for the above long-term bank loans. The weighted average interest rate of long-term borrowings was 6.80%, 5.80% and 5.86% in the years ended December 31, 2016, 2017 and 2018, respectively.

All the principals of the long-term bank loans should be repaid in 2033 as illustrated in the table below:

2019	$41,096,243
2020	35,471,022
2021	423,050
2022	439,972
2023	457,571
2024 and after	$4,643,484

 b) Financings associated with failed sale-lease back transactions

In 2017 and 2018, certain subsidiaries of the Company (“seller-lessee”) sold material of self-built solar projects (“leased assets”) with carrying amount of $33,753,639 and $23,474,319 to different domestic financial leasing companies (“buyer-lessors”) for cash consideration of $39,535,563 and $24,876,650 and simultaneously entered into the contracts to lease back the leased assets from the buyer-lessors for 4 to 10 years. These arrangements are guaranteed by other subsidiaries of the Company and also pledged by the shares and rights for the future power generation income of the seller-lessee. Pursuant to the terms of the agreements, seller-lessee is required to pay to the buyer-lessors lease payment over the lease period and is entitled to obtain the ownership of this equipment at a nominal price upon the expiration of the lease.

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

Accordingly, these transactions are accounted for as financing transactions in accordance with ASC 840. Internal rate of return is used in the computation of interest cost. The assets remain in the property, plant and equipment (“PPE”) and continue to be depreciated.

As of December 31, 2017 and 2018, the Company recorded $38,575,716 and $48,748,462 under failed sale and lease back liabilities and $1,638,904 and $7,275,464 as current portion which represents principal to be paid in the next year. The weighted average effective interest rate of the financing was 6.07% and 6.53% and interest costs incurred during the year ended December 31, 2017 and 2018 were $836,959 and $4,617,129, respectively. These sale-leaseback financings were collateralized by material of solar projects.

c) Capital lease

In 2017 and 2018, the Company leased module, inverter and other materials from different domestic financial leasing companies. Pursuant to the terms of the contract, the Company is required to pay to the finance lease companies lease payments and is entitled to obtain the ownership of these machinery and equipment at a nominal price upon the expiration of the lease. These arrangements are guaranteed by other subsidiaries of the Company and also pledged by the shares and rights for the future power generation income of the leases. The lease is classified as capital lease. As of December 31, 2017 and 2018, the carrying amount of the material related to this capital lease contract is $32,994,934 and $46,411,683, and is included in PPE that is being depreciated over lives of 25 years and the payable related to this contract is $29,298,799 and $34,130,495.

As of December 31, 2017 and 2018, the net values of the leased assets are:

	As of December 31,
	2017	2018

Modules, inverters and etc.	$32,994,934	$46,411,683

As of December 31, 2018, future minimum payments required under the capital lease are:

USD
Year ended December 31,
2019	$6,847,137
2020	8,007,305
2021	8,069,877
2022	8,000,827
2023	6,753,612
2024 and later	5,489,073
Total minimum lease payments	43,167,831
Less: Amount representing interest	(9,037,336)
Present value of net minimum lease payments	34,130,495
Current portion	5,004,187
Non-current portion	$29,126,308

	At December 31,
	2017	2018
Non-current portion for capital lease	$28,929,753	$29,126,308
Non-current portion for failed sale and lease back	$38,575,716	$48,748,462
Total failed sale-lease back and capital lease liabilities	67,505,469	77,874,770

d) Interest expense

Interest expense incurred for the years ended December 31, 2016, 2017 and 2018 were $1,842,227, $4,045,277 and $11,578,848, of which nil, $108,975 and $2,874,944 has been capitalized in the carrying value of PPE and project assets.

11. OTHER CURRENT LIABILITIES

The Company’s other current liabilities are summarized below:

	At December 31,
	2017	2018
Payable for purchase of property, plant and equipment	$25,562,367	$36,680,431
Payable for lease fee of rooftops	2,117,606	-
Payables associated with failed sale-lease back–current portion	1,638,904	7,275,464
Payables associated with capital lease–current portion	369,046	5,004,187
Interest payable	-	1,626,010
Other tax payables	229,361	141,317
Accrued EPC warranty liabilities	132,007	186,553
Other (1)	464,944	1,834,945
	$30,514,235	$52,748,907

(1)   Other as of December 31, 2018 mainly includes the payables for the audit fee and other professional service fees.

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

Interest: The Notes bear interest at the rate of 4.125% per annum, payable semi-annually in arrears on March 15 and September 15.

Redemption at maturity: Each Note may be redeemed upon maturity at a price of 100% of principal amount plus accrued interest, if any, from March 15, 2016.

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

As of December 31, 2017 and 2018, there were no outstanding notes.

The issuance costs of $7,156,101 paid in 2011 is amortized from the date of issuance to the redemption date, using effective interest rate method. The amortization expense was $32,935, nil and nil for the years ended December 31, 2016, 2017 and 2018, respectively.

13. WARRANT LIABILITY

In connection with the public offering of the Company’s common stock that closed on September 16, 2013, the Company issued to its underwriters, a warrant to purchase up to a total of 10,500,000 shares of common stock (35% of the shares sold in the public offering) at $30.2 per ADS (aggregate of 1,050,000 ADSs) or $3.02 per share. The option is exercisable from September 16, 2013 to September 16, 2017. There are three ways in which the Company might settle the warrant liability: i) physical delivery of Shares, ii) physical delivery of ADS (at the election of the holder) or iii) net share settlement, if unable to register the shares in the case of i and ii. Warrants are separately transferable, and the holder can choose to exercise the warrant in whole or part. The exercise price is subject to adjustment under several circumstances and also to anti-dilution adjustments. All warrants expired on September 16, 2017.

The Company accounted for the warrant as a derivative liability because the exercise price is subject to adjustment under several special circumstances, including anti-dilution clauses. As a result, the warrant is not considered indexed to the Company’s own stock, and as such, all future changes in the fair value of the option are recognized currently in earnings until such time as the warrant is exercised or expired.

On September 16, 2013, the issue date of the warrant, the Company recorded this warrant at its fair value of $12,547,500 with an offset to shareholders’ equity. The Company recognized a gain of $577,500 from the change in fair value of the warrant liability for year ended December 31, 2016.

This warrant did not trade in an active securities market, and as such, the Company estimated its fair value using the Monte Carlo Simulation as of the date that the warrant was originally issued and as of each year and reporting date using the following main assumptions.

As December 31,
2016
Stock price	$3.20
Exercise price	$30.2
Annual dividend yield	-%
Time to maturity	0.7
Risk-free interest rate	0.70%
Expected volatility	42.9%

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

Options to Employees

From January to December 2016, the Company granted 825,000 share options to certain employees with exercise prices of $0.74. From January to December 2017, the Company granted 1,550,000 share options to certain employees with exercise prices of $0.64. From January to December 2018, the Company granted 830,000 share options to certain employees with exercise prices of $0.26.

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

On January 1, 2018, the Board of Directors approved an option modification to reduce the exercise price of certain options granted on January 1, 2014 to the then fair market value of the Company’s ordinary shares underlying such options. The number of shares, the expected terms were changed from 350,000 to 400,000, from 5 years to 3 years, respectively, other terms of the share option granted remain unchanged. The modification resulted in incremental compensation cost of $30,396, of which $10,132 was recorded during the year ended December 31, 2018. The remaining $20,264 will be amortized over the remaining vesting period of the modified options, ranging from 2019 to 2020.

On April 1, 2018, the Board of Directors approved another option modification to reduce the exercise price of certain options granted on June 21, 2010, August 24, 2010, August 8, 2012, March 8, 2016 and August 24, 2016 to the then fair market value of the Company’s ordinary shares underlying such options. The expected terms was changed from 5 years to 3 years, other terms of the share option granted remain unchanged. The modification resulted in incremental compensation cost of $233,996, of which $58,499 was recorded during the year ended December 31, 2018. The remaining $175,497 will be amortized over the remaining vesting period of the modified options, ranging from 2019 to 2021.

The fair value of each option grant, as well as the fair value of option immediately before and after the aforementioned modification, is estimated on the date of grant or modification using the Black-Scholes option pricing model using the assumptions noted below.

	Average risk-free rate of return	Weighted average expected option life	Volatility rate	Dividend yield
Granted in 2016	1.00-1.52%	3.2 years	119.83-146.29%	0%
Granted in 2017	1.93-2.00%	3.2 years	103.04-109.89%	0%
Granted in 2018	2.04-2.62%	3.2 years	51.06-56.88%	0%

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

A summary of the option activity is as follows:

	Number of Options	Weighted Average Exercise Prices	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
Options
Outstanding on January 1, 2016	5,947,000	0.74	2.14	685,055
Granted	825,000	0.74	-	-
Exercised	-	-	-	-
Forfeited	(687,000)	0.74	-	-
Outstanding on December 31, 2016	6,085,000	0.74	1.75	-
Granted	1,550,000	0.64	3.50	-
Exercised	-	-	-	-
Forfeited	(1,470,000)	0.74	-	-
Outstanding on December 31, 2017	6,165,000	0.71	1.64	-
Granted	830,000	0.26	2.38	-
Exercised	-	-	-	-
Forfeited	(1,535,000)	0.74	-	-
Outstanding on December 31, 2018	5,460,000	0.36	1.96	-
Vested or expected to vest at December 31, 2018	5,342,127	0.35	1.90	-
Exercisable at December 31, 2018	1,006,000	0.70	0.54	-

The weighted average grant date fair value of options granted during the years ended December 31, 2016, 2017 and 2018 was $0.48, $0.41 and $0.10 respectively.

Total intrinsic value of options exercised for the years ended December 31, 2017 and 2018 was nil and nil respectively. Proceeds received on exercise were nil and nil as of December 31, 2017 and 2018.

Compensation cost of $692,322, $783,118 and $406,228 has been charged against income during the year ended December 31, 2016, 2017 and 2018, respectively. As of December 31, 2018, there was $652,424 in total unrecognized compensation expense related to unvested options granted under the Plan, which is expected to be recognized over a weighted-average period of 2.43 years.

Restricted Share Units

In May 2014, the Compensation Committee of the Board of Directors of the Company approved a Restricted Share Units (“RSUs”) award program pursuant to the Plan.

A summary of the RSUs activity is as follows:

	Number of shares	Weighted Average Grant Date Fair Value
RSUs
Unvested on January 1, 2016	137,500	1.36
Granted	280,000	0.63
Vested	(137,500)	1.36
Unvested on December 31, 2016	280,000	0.63
Granted	-	-
Vested	(140,000)	0.63
Unvested on December 31, 2017	140,000	0.63
Granted	-	-
Vested	(140,000)	0.63
Unvested on December 31, 2018	-	-

The RSUs are measured based on the fair market value of the underlying common stock on the dates of grant. The aggregate compensation cost for RSUs recorded under the Plan was $54,658, $ 87,500 and $32,842 for the year ended of December 31, 2016, 2017 and 2018. As of December 31, 2017 and 2018, there was $32,842 and nil in total unrecognized compensation expense related to unvested RSUs following the forfeiture. The total fair value of shares vested during the year ended December 31, 2016, 2017 and 2018 was amounting to $85,940, $39,760 and $39,200, respectively.

Share Awards to Employees of Disposed Business

Upon the disposal in September 2017 (as described in note 3), the options previously granted to the employees who were in the discontinued operations under 2017 Share Incentive Plan shall continue to be vested and exercisable.

Accordingly to ASC 718, the Company has immediately recognized all the unrecognized compensation expenses as of the disposal date related to the options previously granted to the employees in the discontinued operations under 2017 Share Incentive Plan as the employees became non-employee after the disposal. The options held by the employees in the discontinued operations from the disposal point forward would be measured at fair value according to ASC 815, Derivatives and Hedging. For the year ended December 31, 2017 and 2018, the fair value change was nil and nil as the exercise prices of the options granted were higher than the ordinary share fair value.

15. EMPLOYEE BENEFITS

In accordance with the relevant rules and regulations in the PRC, employees of the Company are covered by benefit plans established by the local government. These plans are defined contribution plans and Zhejiang ReneSola Investment Ltd. (“ReneSola Investment”), Sichuan Bo Bo Power Engineering Co., Ltd. (“Sichuan Bo Bo”) and ReneSola Shanghai Ltd (“ReneSola Shanghai”), have contributed 14%, 19% and 20% separately of the basic salaries of its employees to such plans. In addition, ReneSola Investment, Sichuan Bo Bo and ReneSola Shanghai are required by PRC law to contribute approximately 22%, 18% and 19.2% separately of the basic salaries of its employees for medical insurance benefits, housing funds, unemployment and other statutory benefits. Other than the contribution, there is no further obligation for payments to employees under these plans.

The total contribution was $215,981, $674,100 and $765,379 for the years ended December 31, 2016, 2017 and 2018, respectively.

16. DISTRIBUTION OF PROFIT AND RESTRICTED NET ASSETS

As stipulated by the relevant laws and regulations applicable to China’s foreign investment enterprises, the Company’s PRC subsidiaries are required to make appropriations from net income as determined under Chinese Accounting Standards (“CAS”) to non-distributable reserves, which includes a general reserve. Wholly-owned PRC subsidiaries are not required to make appropriations to the enterprise expansion reserve but appropriations to the general reserve are required to be made at not less than 10% of the profit after tax as determined under CAS.

The general reserve is used to offset future losses. The subsidiary may, upon a resolution passed by the shareholder, convert the general reserve into capital. The reserve represents appropriations of the retained earnings determined in accordance with the Chinese law.

In addition to the general reserve, the Company’s PRC subsidiaries are required to obtain approval from the local PRC government prior to distributing any registered share capital. Accordingly, both the appropriations to general reserve and the registered share capital of the Company’s PRC subsidiaries are considered as restricted net assets amounting to $16,000,000 and $16,000,000 as of December 31, 2017 and 2018, representing 17.5% and 12.8% of the Company’s total consolidated net assets as of December 31, 2017 and 2018, respectively.

17. EARNINGS PER SHARE

Basic earnings per share and diluted earnings per share have been calculated as follows:

	For the years ended December 31,
	2016	2017	2018
Numerator:
Net income from continuing operations	$94,482	$3,199,831	$5,096,480
Net income/(loss) from discontinued operations	(34,792,733)	31,257,707	-
Total net income/(loss)	(34,698,251)	34,457,538	5,096,480
Less: Net income attributed to noncontrolling interests	-	-	3,336,769
Total net income/(loss) attributed to ReneSola Ltd	$(34,698,251)	$34,457,538	$1,759,711

Numerator for diluted income per share for continuing operations	94,482	3,199,831	1,759,711

Numerator for diluted income/(loss) per share for discontinued operations	(34,792,733)	31,257,707	-

Denominator:
Denominator for basic earnings per share - weighted average number of ordinary shares outstanding	202,229,767	246,899,286	380,752,929
Dilutive effects of share options, RSUs and warrants	174,137	6,003	-
Denominator for diluted calculation - weighted average number of ordinary shares outstanding	202,403,904	246,905,289	380,752,929
Continuing operations:
Basic earnings per share from continuing operations	0.00	0.01	0.00
Diluted earnings per share from continuing operations	0.00	0.01	0.00
Discontinued operations:
Basic earnings/(loss) per share from discontinued operations	(0.17)	0.13	-
Diluted earnings/(loss) per share from discontinued operations	(0.17)	0.13	-

The Company issues ordinary shares to its share depository bank which will be used to settle stock option awards upon their exercise. Any ordinary shares not used in the settlement of stock option awards will be returned to the Company. As of December 31, 2017 and 2018, there are 348,100 and 208,100 ordinary shares, respectively, are legally issued to the share depository bank but are treated as escrowed shares for accounting purposes and therefore, have been excluded from the computation of earnings per share.

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

The following ordinary share equivalents were excluded from the computation of diluted net earnings/(loss) per share for the periods presented because including them would have been anti-dilutive:

	For the years ended December 31,
	2016	2017	2018
Warrants	10,500,000	-	-
Share options	6,085,000	3,491,575	5,460,000
Total	16,585,000	3,491,575	5,460,000

18. RELATED PARTY BALANCES AND TRANSACTIONS

(a) Related party balances

	At December 31,
	2017	2018
Due to ReneSola Singapore (1)and its subsidiaries	$60,370,065	$23,238,984

(b) Related party transactions

During the years ended December 31, 2016, 2017 and 2018, related party transactions with ReneSola Singapore Pte., Ltd and its subsidiaries were as follows:

	Years ended December 31,
	2016	2017	2018
Purchase of modules from	$-	$33,238,377	$12,466,413
Rendering of service to	-	868,158	5,168,278
Borrowing from (2)	-	11,343,739	17,273,194
Lending to (3)	-	$1,624,261	-
Acquire project companies from (4)	$-	-	$11,286,840

(1)	After the disposal of the discontinued business in September 2017, ReneSola Singapore Pte., Ltd becomes the related party of the Company that both ReneSola Singapore and the Company are under common control of Mr. Li. The balances due to the entity and its subsidiaries were mainly modules, raw materials that the Company purchased from them and borrowings from them.

(2)	It represented the borrowings under a loan agreement between the Company (“borrower”) and ReneSola Singapore (the “lender”). The lender grants to the borrower a loan in the principal amount of up to US$200 million with annual interest rate of 1%. There is no fixed repayment schedule of this loan. For such loans during 2018, total principal additions were $17.3 million.

(3)	It represented the loan borrowed by ReneSola Singapore’s subsidiaries bearing no interest. There is no fixed repayment schedule of this loan.

(4)	In 2018, the Company acquired certain project companies from ReneSola Zhejiang Ltd. and ReneSola Jiangsu Ltd. for total cash consideration of $11.29 million. These acquired project companies substantially only own solar power plants that were already being operated by the Company prior to the acquisition. Under ASU 2017–01 “Clarifying the Definition of a Business,” such acquisition constituted an asset acquisition as substantially all of the consideration for acquiring these assets is concentrated in a single identifiable asset.

19. COMMITMENTS AND CONTINGENCIES

(a) Operating lease commitments

At December 31, 2018
Year ended December 31,
2019	$3,004,314
2020	3,638,224
2021	3,507,783
2022	2,481,946
2023	2,774,093
2024 and later	43,919,102
Total lease payments	59,325,462

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

(c) Guarantee

As at December 31, 2017 and 2018, ReneSola Investment, a subsidiary of the Company, guaranteed failed sale-lease back for project companies within the Group with the amount of $26,755,960 and $18,256,841, respectively.

20. SEGMENT REPORTING

Prior to the disposal of discontinued business on September 29, 2017 (Note 3), which have been presented as discontinued operations for all the periods presented herein, the Company operated and managed three principal reportable segments, Wafer, Cell and module, and Solar power projects. The Wafer segment involves the manufacture and sales of monocrystalline and multicrystalline solar wafers and processing services. The Cell and module segment involves manufacture and sale of PV cells and modules, and service revenue from tolling arrangements. The solar power projects segment is a newly formed segment in year 2015 which involves solar power project development, EPC services and electricity generation revenue. Ancillary revenues and expenses and other unallocated costs and expenses are recorded in other.

Pursuant to the disposal of the manufacturing business and LED distribution business on September 27, 2017 (Note 3) presented in discontinued operations for all the periods presented herein, the Company further separated the solar power project segment into three reportable segments, including solar power project development, EPC services and electricity generation revenue. Ancillary revenues and expenses and other unallocated costs and expenses are recorded in other.

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

The following table summarizes the Company’s revenues generated from each segment:

	Year ended December 31, 2016
	Solar power project development	Electricity generation revenue	Other	Total
Net revenue	$77,372,737	$3,131,997	$-	$80,504,734
Gross profit	$6,432,290	$800,591	$-	$7,232,881

	Year ended December 31, 2017
	Solar power project development	Electricity generation revenue	EPC services	Other	Total
Net revenue	$64,837,042	$12,247,320	$25,853,288	$36,349	$102,973,999
Gross profit	$3,575,775	$7,031,670	$3,524,310	$-	$14,131,755

	Year ended December 31, 2018
	Solar power project development	Electricity generation revenue	EPC services	Other	Total
Net revenue	$48,784,766	$29,257,928	$18,544,164	$319,477	$96,906,335
Gross profit	$7,052,170	$17,673,474	$3,329,402	$14,701	$28,069,747

The following table summarizes the Company’s revenues generated by the geographic location of customers:

	Years ended December 31,
	2016	2017	2018
China (including Hong Kong and Taiwan)	$-	$67,533,887	$45,395,811
United States	-	18,323,947	15,445,744
Japan	9,175,391	-	-
Bulgaria	652,559	-	-
Romania	2,393,030	4,844,238	1,824,411
England	68,283,754	7,271,370	31,169,458
Turkey	-	4,995,648	2,129,085
France	-	4,909	941,826
Total	$80,504,734	$102,973,999	$96,906,335

21. SUBSEQUENT EVENTS

The Company evaluated subsequent events from the balance sheet date through the issuance date of the financial statements and concluded that no material events occurred during that period.

