Form 20-F
period 2019-12-31
ReneSola Ltd
filed 2020-04-28
CIK 1417892

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019.

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

3rd Floor, 850 Canal St

Stamford, CT 06902

U.S.A

(Address of principal executive offices)

Ke Chen
Chief Financial Officer

3rd Floor, 850 Canal St

Stamford, CT 06902

U.S.A

Tel: +1(347) 577 9055 x115.

Fax: +1 (347) 577-9985

E-mail: ke.chen@renesolapower.com

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

480,818,902 shares, no par value per share, as of December 31, 2019.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No    ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes   ☒   No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒   No  ☐

 Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer,” "accelerated filer,” and "emerging growth company" in Rule 12b-2 of the Exchange Act.

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

This annual report on Form 20-F includes our audited consolidated balance sheets as of December 31, 2018 and 2019 and our audited consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2017 , 2018, and 2019.

This annual report contains translations of certain Renminbi amounts into U.S. dollars at the rate of RMB6.9618 to $1.00, the noon buying rate in effect on December 31, 2019 as set forth in the H.10 Statistical Release of the Federal Reserve Board. We make no representation that the Renminbi or dollar amounts referred to in this annual report on Form 20-F could have been or could be converted into dollars or Renminbi, as the case may be, at any particular rate or at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Fluctuations in exchange rates may have a material adverse effect on your investment.” On April 10, 2020, the noon buying rate was RMB 7.0341 to $1.00.

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

The following table presents the selected consolidated financial information of our company. The selected consolidated statement of operations data for the years ended December 31, 2017, 2018 and 2019 and the selected consolidated balance sheet data as of December 31, 2018 and 2019 are derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statement of operations data for the years ended December 31, 2015 and 2016 and the consolidated balance sheets data as of December 31, 2015, 2016 and 2017 have been revised from our previously audited consolidated financial statements, which are not included in this annual report on Form 20-F to give effect to the discontinued operations presentation resulting from our non-cash restructuring in September 2017. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. The historical results are not necessarily indicative of results to be expected in any future period.

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

On January 1, 2019, we adopted new lease guidance ASC Topic 842, “Leases” using the modified retrospective approach at the beginning of the period of adoption through a cumulative-effect adjustment which, among other things, allowed the Company to not reassess prior conclusions related to contracts containing leases or lease classifications. Upon commencement of a lease, the Company recognizes a lease liability for the present value of the lease payments not yet paid, discounted using an interest rate that represents the Company ability to borrow on a collateralized basis over a period that approximates the lease term. The Company also recognizes a lease asset, which represents the Company right to control the use of the underlying property, plant and equipment, at an amount equal to the lease liability adjusted for prepayments and initial direct costs. The adoption did not have a material impact on our results of operations or cash flows.

	For the Year Ended December 31,
	2015	2016	2017	2018	2019
Consolidated Statement of Operations Data Continuing operations:
Net revenue	$116,330,936	$80,504,734	$102,973,999	$96,906,335	$119,117,024
Income/(loss) from operations	16,318,426	2,348,663	6,555,610	15,531,888	(964,304)
Income/(loss) from continuing operations, net of tax	20,213,270	94,482	3,199,831	5,096,480	(11,680,155)
Income/(loss) from discontinued operations, net of tax(1)	(25,288,392)	(34,792,733)	31,257,707	-	-
Net income/(loss)	(5,075,122)	(34,698,251)	34,457,538	5,096,480	(11,680,155)
Less: Net income/(loss) attributed to noncontrolling interests	-	-	-	3,336,769	(2,848,932)
Net income/(loss) attributed to ReneSola Ltd	(5,075,122)	(34,698,251)	34,457,538	1,759,711	(8,831,223)
Income/(loss) attributed to ReneSola Ltd per ADS from continuing operations
Basic	0.99	0.00	0.13	0.05	(0.22)
Diluted	0.99	0.00	0.13	0.05	(0.22)
Income/(loss) attributed to ReneSola Ltd per ADS from discontinued operations
Basic	(1.24)	(1.72)	1.27	-	-
Diluted	(1.24)	(1.72)	1.27	-	-
Weighted average number of ADS used in computing income/(loss) per ADS*
Basic	20,408,504	20,222,977	24,689,929	38,075,293	40,595,551
Diluted	20,422,254	20,240,390	24,690,529	38,075,293	40,595,551

*Each ADS represents 10 ordinary shares.

(1)	Discontinued operations relate to our manufacturing businesses, including polysilicon, solar wafer, solar cell and solar module manufacturing, as well as the LED distribution business, which were disposed of in the third quarter of 2017, the transaction of which was completed on September 29, 2017.

	As of December 31,
	2015	2016	2017	2018	2019
Consolidated Balance Sheet Data
Cash and cash equivalents	$14,581,590	$3,964,896	$13,429,301	$6,750,178	$24,292,113
Total assets	1,346,319,585	1,088,405,688	335,698,792	377,712,342	319,944,193
Total non-current liabilities	130,523,784	117,827,787	100,019,369	119,309,869	72,991,550
Total liabilities	1,234,385,673	1,022,259,908	245,216,322	253,046,937	182,397,018
Total shareholders' equity	111,933,912	66,145,780	90,482,470	124,665,405	137,547,175
Common share capital	-	-	-	-	-
Number of common share issued	203,331,288	202,478,702	381,027,002	381,027,002	481,027,002

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

The development of solar projects involves numerous risks and uncertainties and requires extensive research, planning and due diligence. We may be required to incur significant amounts of capital expenditure for land/rooftop use rights, interconnection rights, preliminary engineering, permits, legal and other expenses before we can determine whether a solar power project is economically, technologically or otherwise feasible. Success in developing a solar power project is contingent upon, among other things:

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

Development of our solar power projects may be adversely affected by circumstances outside of our control, including inclement weather, a failure to receive regulatory approvals on schedule or third-party delays in providing solar modules, inverters or other materials. Obtaining full permits for our solar power projects is time consuming and we may not be able to meet our expected timetable for obtaining full permits for our solar power projects in the pipeline. In addition, from time to time, we may need to engage external EPC contractors for our solar power projects and we may not be able to negotiate satisfactory EPC agreements. Changes in project plans or designs, or defective or late execution may increase our costs and cause delays. Increases in the prices of solar products and balance-of-system components may increase procurement costs. Labor shortages, work stoppages or labor disputes could significantly delay a project or otherwise increase our costs. In addition, delays in obtaining, our inability to obtain or a lack of proper construction permits or post-construction approvals could delay or prevent us from construction of our solar power projects, commencing operation and connecting to the relevant grid.

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

Our current business strategy includes plans to further grow the solar power project portfolio for our project rights sale business, or NTP portfolio, and own and operate some of the solar power projects we develop. To develop a solar power project, we are required to enter into investment agreements, development agreements, interconnection agreements and/or other contractual agreements with the local authorities and obtain relevant permits, licenses and approvals. Whether or not we can secure an investment agreement is subject to the discretion of government bodies and may be influenced by factors beyond our control, such as market conditions and the allocated solar power project quota in some countries, based on which the agreement can be entered into government incentive programs. Our competitors may have greater financial resources, more effective or established localized business presence or greater willingness or ability to operate with little or no operating margins for sustained periods of time. It is difficult to predict whether and when we will be awarded a new solar power project. Any increase in competition or reduction in our competitive capabilities could have a significant adverse impact on our market share and on the margins we generate from our solar power projects.

If we cannot complete the agreement on schedule, or at all, the PPA/FIT price may be reduced, our reputation may be damaged and it may increase the difficulty of winning new projects. In addition, in any event the government bodies terminate the agreement with us, we will have limited recourse. Although the government bodies have historically not terminated the agreements with us, there is no assurance that they would not do so in the future.

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

We have relied on working capital, short-term and long-term financing, including development loan financings, construction loan financings and project financings, and capital market financings to fund our capital requirements and expect to continue to do so in the future. These financings, which consist of short-term borrowings, long-term borrowings, bond and other long-term liabilities, are primarily from financial institutions and fund investors globally, as well as financing lease companies in China. As of December 31, 2019, we had short-term borrowings of $35.8 million, long-term borrowings of $3.4 million, bond payable of $2.5 million and failed sale-lease back and finance lease liabilities of $56.3 million, and a debt-to-asset ratio of 57.0%.

We had a negative working capital of $6.3 million as of December 31, 2019 and the amount of our borrowings and financing liabilities could constrain our operational flexibility, including requiring a substantial portion of our cash flows to be set aside to service our debt obligations, increasing our exposure to interest rate fluctuations and limiting our ability to obtain additional financing. Furthermore, governments may pass measures to tighten credit. All of the above may impair our ability to obtain financing on favorable terms, or at all. In addition, we may not be able to raise necessary funding on favorable terms, or at all, to refinance our debt obligations. If our cash flows and capital resources are insufficient to service our debt obligations, our business, prospects and financial conditions may be materially and adversely affected. If we fail to obtain additional sources of financing, we may not be able to continue to fund our operations or business.

We intend to obtain additional debt obligations to finance our operations and future expansion. To the extent we are successful in obtaining additional financing, we will allocate an increasing portion of our cash flows to service our debt obligations. This could impair our ability to make necessary capital expenditures, develop business opportunities or make strategic acquisitions. Our business may not generate sufficient cash flows from operations in the future to service our debt and make necessary capital expenditures, in which case we may seek additional financing, dispose of certain assets or seek to refinance some or all of our debt. In addition, these alternatives may not be implemented on satisfactory terms, if at all. In the event that we are unable to meet our debt obligations when they become due or if our creditors take legal action against us for repayment upon any default, we may have to liquidate our long-term assets to repay our creditors. Such a situation would materially and adversely affect our operations and prevent us from successfully implementing our business strategy. In addition, we may have difficulty converting our long-term assets into current assets in such a situation and may suffer losses from the sale of our long-term assets and may not be able to continue our business.

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

We may not be able to identify suitable sites and obtain related access and use right to expand our project pipeline

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

We require flat land parcels for our small-scale solar power projects, including ground-mounted DG projects, small-scale utility projects and community solar gardens. Also, it is crucial to have a land parcel close to the grid connection point for our ground-mounted projects for interconnection to the power grid and in order to control the cost for the construction of transmission line and avoid the electricity transmission loss. However, it is increasingly difficult to secure flat land parcels close to transmission lines. Once we have identified a suitable site, our ability to obtain requisite land use rights or access and use rights to the roof top is subject to growing competition from other solar energy producers that may have better access to local government support, financial or other resources to locate and obtain rights of such sites. Our competitors may impede our development efforts by acquiring control of all or a portion of a solar site we seek to develop. If we were unable to find or obtain use rights for suitable solar power project sites, our ability to develop new solar power projects on a timely basis might be harmed, which could have a material adverse effect on our business, financial condition and results of operations.

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

If we or our third-party contractors fail to properly operate and maintain the solar power projects, the solar power projects may experience decreased performance, reduced useful life or shutdowns. Through changes in our own operation or in local conditions, the costs of operating the project may increase, including costs related to labor, equipment, insurance and taxes. If they are careless or negligent, resulting in damage to third parties, we may become liable for the consequences of any resulting damage. We may also experience equipment malfunction or failure, leading to unexpected maintenance needs, unplanned outages or other operational issues. In addition, inconsistencies in the quality of solar panels, solar modules, balance-of-system components or maintenance services for our solar power projects may affect the system efficiency of our solar power projects. We may also encounter difficulties selling electricity to the power grid due to failures in infrastructure or transmission systems. To the extent that any of the foregoing affects our ability to sell electricity to the power grid, or we incur increased costs in relation to operating and maintaining solar power projects, our business, financial condition and results of operation could be materially and adversely affected.

The delay between making significant upfront investments in our solar power projects and receiving revenue could materially and adversely affect our liquidity, business and results of operations.

There are generally many months or even years between our initial significant upfront investments in developing permits to develop solar power projects we expect to own and operate and when we commence to receive revenue from the sale of electricity generated by such solar power projects after connecting on grid. Such investments include, without limitation, consulting, legal, accounting and other third-party fees, costs associated with feasibility study, payments for land rights, government permits, large transmission and PPA deposits or other payments, which may be non-refundable. Furthermore, we historically relied on our own equity contribution, bank loans, capital market financing and third-party financing to pay for costs and expenses incurred during project development, especially to third parties for solar modules and balance-of-system components and EPC and O&M services. Solar power projects typically generate revenue only after becoming commercially operational and starting to sell electricity. There may be an especially long delay from initial land and interconnection assessments to projects becoming late-stage, especially when we obtain permits directly from regulators and site control rights directly from prior rights holders under our primary permit development model. Between our initial investments in the development of permits for solar power projects and their connection to the transmission grid, there may be adverse developments to such solar power projects. Furthermore, we may not be able to obtain all of the permits as anticipated, permits that were obtained may expire or become ineffective or we may not be able to obtain financing as anticipated. In addition, the timing gap between our upfront investments and actual generation of revenue, or any added delay in between due to unforeseen events, could put strains on our liquidity and resources, and materially and adversely affect our profitability and results of operations.

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

In China, we can sell the electricity in gross metering or net metering. Under gross metering, electricity is sold to The State Grid Corporation of China, or the State Grid, an enterprise which constructs and operates power grids and is a pilot state holding company approved by the State Council of China to carry out state-authorized investment. Under the net metering, we first sell the electricity to non-State Grid power purchasers and the remaining unpurchased electricity to the State Grid. Before we can supply the electricity to our power purchasers, we are required to enter into the grid connection and dispatch agreements with the grid providers and energy management contracts, or EMCs, including PPAs with the power purchasers. Grid connection and dispatch agreements generally have terms of 1 to 5 years and are, in practice, subject to renewal by the parties when original terms expire. The EMCs, which provide the terms and pricing of the sales and include the PPAs, are in 20 years and are subject to renewal by the parties when original terms expire. If we are unable to renew the agreements upon expiration, we may not be able to replace them with agreements with equivalent terms and conditions, or at all, or we may experience significant delays or costs related to securing replacements. If we are unable to agree with the grid providers on a new grid connection and dispatch agreements, the affected solar power project may temporarily or permanently cease operations, and we may not be able to operate the project beyond the initial term of the EMCs and PPAs. See also “⸺We face a number of risks involving PPAs and project-level financing arrangements, including failure or delay in entering into PPAs, defaults by counterparties and contingent contractual terms such as price adjustment, termination, buy-out, acceleration or other clauses, all of which could materially and adversely affect our business, financial condition, results of operations and cash flows.” In addition, if, for any reason, the grid providers are unable or unwilling to fulfill their related contractual obligations or if they refuse to accept delivery of electricity delivered thereunder or otherwise terminate such agreements prior to the expiration thereof, our business, financial condition, results of operations and cash flow could be materially adversely affected.

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

If the power grid to which one or more of our solar power projects is connected becomes partially or fully inoperable due to maintenance or unexpected interruptions, the transmission of electricity may be affected, and results of operations and cash flow could be materially adversely affected.

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

Revenues generated from our IPP business are primarily from China. Under gross metering, the revenues we can receive are fixed at the FIT price which is set by the government. Under net metering, the prices we sell the electricity to the non-State Grid power purchasers are mainly at a market discount to the public utility rate. The market price of electricity can be subject to significant fluctuations and can be affected by drivers such as the cost of traditional fossil fuels used for electricity generation, the discovery of new fossil fuel sources, additional electricity generation capacity, additional electric transmission and distribution lines, technological or regulatory changes, increased energy conservation or for a number of other reasons. Any decrease in the FIT price, market discount rate or the public utility rate may negatively affect our results of operations.

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

If solar power projects technology is proven not viable for widespread adoption or the demand for solar power projects fails to develop sufficiently, our revenues may suffer and we may be unable to sustain our profitability.

Concentration in a limited number of customers for the sale of our utility-scale projects may experience us to additional risks and significant fluctuations or declines in our revenues.

In our project development, we may sell our utility-scale projects only to utilities companies or grid system operators. Although most of our developed solar power projects are not utility-scale projects, concentration in a limited number of customers in this utility-scale project market may, among others, limit our ability to expose to other purchasers, reduce our power to negotiate the pricing terms and sales terms and rely on the payment from the governmental grid companies, which may cause fluctuations or declines in our revenues.

We may not be able to locate third party purchasers for our solar projects on a timely manner, or at all, or we may not be able to timely renew or replace expiring PPAs or other contractual arrangements.

Upon completing solar projects, we either sell them to our related parties or third-party purchasers or operate them. For those projects we intend to sell, if we are not able to locate third party purchasers and agree on a purchase and sales contract on terms and conditions favorable to us and in a timely manner, or at all, our business, financial condition and results of operations could be materially and adversely affected.

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

We conduct our IPP business and/or project development business in a number of countries, such as United States, Canada, China, Poland, Hungary, Spain, France, UK and Romania. Our business is therefore subject to diverse and constantly changing economic, regulatory, social and political conditions in the jurisdictions in which we operate.

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

Recently, there was an outbreak of a novel strain of coronavirus (COVID-19) in China, which has spread rapidly to most parts of the world. The epidemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and facilities in China for the past few months. Most European countries and the United States soon after imposed mandatory quarantine and tightened travel restrictions. A growing number of states in the United States have implemented stay-at-home orders. In March 2020, the World Health Organization declared COVID-19 a pandemic.

Our results of operations will likely be adversely, and may be materially, affected, to the extent that COVID-19 or any other epidemic harms the global economy in general. Any potential impact to our results will depend on, to a large extent, future developments and new information that may emerge regarding the duration and severity of COVID-19 and the actions taken by government authorities and other entities to contain COVID-19 or treat its impact, almost all of which are beyond our control. Our consolidated results for the first quarter of 2020 were adversely affected due to the delay in closing on the sale of two projects in Hungary which was scheduled in late March 2020. The sale was closed in April 2020 and revenue from the sale will be recognized in the second quarter of 2020. Because of the delay, we now expects revenue for the first quarter of 2020 to be in range from $18 to $20 million, which has been revised from the original range from $30 to $33 million. Due to the uncertainty surrounding the COVID-19 pandemic, the financial impact for our consolidated results for the full year 2020 cannot be reasonably estimated at this time.

In general, our business could be adversely affected by the effects of epidemics, including, but not limited to, COVID-19, avian influenza, severe acute respiratory syndrome (SARS), the influenza A virus, Ebola virus, severe weather conditions such as a snowstorm, flood or hazardous air pollution, or other outbreaks. In response to an epidemic or other outbreaks, government and other organizations may adopt regulations and policies that could lead to severe disruption to our daily operations. These severe conditions may cause us and/or our partners to make internal adjustments, including but not limited to, temporarily closing down businesses, suspending project construction, limiting business hours, and setting restrictions on travel for a prolonged period of time. The effects of a severe condition may cause business disruption, resulting in material, adverse impact to our financial condition and results of operations.

We operate in a highly competitive market and many of our competitors have greater resources than we do. We may not be able to compete successfully, and we may lose or be unable to gain market share.

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

In addition, in certain of our markets, such as China, state-owned and private companies have emerged to take advantage of the significant market opportunity created by attractive financial incentives and favorable regulatory environment provided by the governments. State-owned companies may have stronger relationships with local governments in certain regions and private companies may be more focused and experienced in developing solar power projects in the markets where we compete. Accordingly, we need to continue to be able to compete against both state-owned and private companies in these markets.

Moreover, the key barriers to enter into our industry at present consist primarily of in-depth market knowledge, skilled personnel, consistent development capacity, access to capital resources and competitive cost structure. If these barriers disappear or become more easily surmountable, new competitors may successfully enter our industry. If we fail to compete successfully, our business would suffer, and we may lose or be unable to gain market share.

We also earn revenues from generation and sales of electricity. We believe that our primary competitors in these markets are the incumbent utilities companies which supply energy to our potential customers under highly regulated rate and tariff structures. We compete with these conventional utilities primarily based on price, predictability of price, reliability of delivery and the ease with which customers can switch to electricity generated by our solar power projects.

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

We started our solar power project development business in 2012. We started our IPP business and started to sell electricity in 2013. See “Item 4. Information on the Company—B. Business Overview—Our Solar Power Projects” for details of our solar power projects. Our historic track record of selling solar power projects or electricity may not be a reliable indicator of our performance and period-to-period comparisons of our operating results and our results of operations for any period should not be relied upon as an indication of our performance for any future period. In particular, our results of operations, financial condition, and future success depend, to a significant extent, on our ability to continue to identify suitable sites, obtain required regulatory approvals, arrange financing from various sources, construct solar power projects in a cost-effective and timely manner, expand our project pipeline and manage and operate solar power projects that we develop. If we cannot do so, we may not be able to expand our business at a profit or at all, maintain our competitive position, satisfy our contractual obligations, or sustain growth and profitability.

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

Due to the regulations in Canada, we can only hold less than 50% of the equity interests in certain projects, with the majority equity interests held by project affiliates. We do not have control over the management and strategy with respect to solar power projects controlled by these project affiliates.

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

In countries where we do business, the market for solar power projects and solar electricity is heavily influenced by national, state and local government regulations and policies concerning the electric utility industry, as well as policies disseminated by electric utilities. These regulations and policies often relate to electricity pricing and technical interconnection of customer-owned electricity generation, and could deter further investment in the research and development of alternative energy sources as well as customer purchases of solar power technology, which could result in a significant reduction in the potential demand for our solar power projects and solar electricity.

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

We obtain financing from financial institutions and fund investors globally, as well as financing lease companies in China. These financing arrangements contain certain restrictive covenants that limit our ability to, among other things, (i) dispose of or provide guarantees, pledges or mortgages on our operating assets in any manner that will increase risk to the lenders, (ii) repay shareholders loans or loans from our related parties, (iii) distribute dividends to shareholders, (iv) enter into other financial obligations to third parties, (v) transfer shares, (vi) make investments, and (vii) take part in any mergers or acquisitions. For more information, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.” With our expansion into the downstream solar power projects business, we may continue to incur additional development loans, construction loans and project financing in connection with the solar power projects. Any breach by us of the various undertakings and covenants in our existing or future financing arrangements may give such lenders the right to demand immediate repayment of the outstanding loan amounts. We cannot assure you whether we will be subject to, or be able to fulfill, such undertakings in the future. Any failure to maintain any of the above covenants or undertakings could result in an acceleration of obligations under the facility agreements, which would have a material adverse effect on our business. In addition, the breach of any of the covenants and undertakings in any loan agreement may trigger the cross-default provisions in substantially all of our financing arrangements and/or the cross-acceleration provisions in some of those financing arrangements, thereby giving the lenders the right to accelerate our loan repayment obligations. As a result, we are limited in how we conduct our business and may be unable to engage in certain business activities or finance our future operations or capital needs.

Failure by our suppliers in supplying us with solar modules, balance-of-system components and other key components needed for our solar power projects in a timely manner, at a favorable price, or with the quantity or quality we require may materially and adversely affect our financial condition and results of operations.

Any failure by our suppliers in supplying us with solar modules, balance-of-system components and other key components needed for our solar power projects in a timely manner and with the quantity or at the level of pricing we require may adversely and materially impact our ability to fulfill our obligation in producing and delivering solar power projects to our purchasers in accordance with the contracts we entered into with such customers. From time to time, we may be involved in negotiations and disputes with certain suppliers that supply us with solar modules, balance-of-system components and key components needed for our solar power projects with quality defects or regarding quantity and price. Any negotiation or litigation arising out of the disputes with the suppliers could distract management from the day-to-day operation of our business subjects us to potentially significant legal expenses, the forfeiture of our advance payments to our suppliers and interruption of our project development and operations, which could materially and adversely affect our business and results of operations.

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

Our future success depends substantially on the continued services of our executive officers and key employees. If any of our executive officers or key employees was unable or unwilling to continue in their present positions, we may be unable to replace them easily, in a timely manner, or at all. As such, our business may be severely disrupted, our financial conditions and results of operations may be materially and adversely affected and we may incur additional expenses to recruit, train and retain personnel. If any of our executive officers or key employees joins a competitor or forms a competing company, we may lose customers, suppliers, know-how and key professionals and staff members.

Our future success depends, to a significant extent, on our ability to attract, train and retain qualified personnel, particularly technical personnel with expertise in the solar power industry. Since our industry is characterized by high demand and intense competition for talent, there can be no assurance that we will be able to attract or retain qualified technical staff or other highly skilled employees that we will need to achieve our strategic objectives. As our business has grown rapidly, our ability to train and integrate new employees into our operations may not meet the growing demands of our business. If we are unable to attract and retain qualified personnel, our business may be materially and adversely affected. In addition, it is typical in the solar industry for highly skilled employees to enter into employment agreements that contain strict non-competition provisions with their employers. If a dispute arises involving our employee, his or her former employer and us, such as a dispute over the violation of non-competition provision or other restrictive covenants, it could result in our loss of such key employee and adversely impact our operation and business. Any prolonged litigation may also result in substantial costs and diversion of resources and adversely impact our business and reputation.

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

In connection with management’s assessment of the effectiveness of our internal control over financial reporting for the year ended December 31, 2019, our management identified one material weakness in our internal control over financial reporting, and determined that as of December 31, 2019, our disclosure controls and procedures and our internal control over financial reporting were ineffective. See “Item 15 — Controls and Procedures.” As a non-accelerated filer, we are not required to provide an attestation on the effectiveness of our internal control by our independent registered public accounting firm under the Sarbanes-Oxley Act or the requirements of the SEC promulgated thereunder. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, or the PCAOB, a “material weakness” is a significant deficiency, or combination of significant deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects our ability to initiate, authorize, record, process, or report external financial data reliably in accordance with U.S. GAAP such that there is more than a remote likelihood that a misstatement of our financial statements that is more than inconsequential will not be prevented or detected by our employees.

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

In addition, starting from 2012, we began to expand our operations into the global energy efficient products and services business and downstream solar power projects. Since September 2017, after the business restructuring, we have transformed into a solar project developer and operator, a pure downstream player with robust pipeline projects around the world. Although we will continue to reassess and seek ways to improve upon our operational internal control system as necessary, the transformation of our business operations may give rise to additional operational internal control risks that are currently unknown to us, despite any efforts to anticipate such risks.

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

During the construction process of our solar power projects, we may generate noise, wastewater and gaseous and other waste. We are required to comply with all applicable regulations regarding protection of the environment. During our project development process, we often prepare environmental impact assessment reports as part of the permitting process. Once operational, our solar power projects do not generate industrial waste. We are in compliance with present environmental protection requirements in all material respects and have all material environmental permits necessary to conduct our business. However, if more stringent regulations are adopted in the future, the cost of compliance with these new regulations could be substantial. If we fail to comply with present or future environmental regulations, we may be required to pay substantial fines, suspend production or cease operations.

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

Changes in the method for determining the London Interbank Offered Rate (“LIBOR”) and the potential replacement of LIBOR may affect our financial condition and results of operations.

The LIBOR benchmark has been subject to national, international, and other regulatory guidance and proposals for reform. In July 2017, the U.K. Financial Conduct Authority announced that it intends to stop persuading or compelling banks to submit rates for calculation of LIBOR after 2021. These reforms may cause LIBOR to perform differently than in the past and LIBOR may ultimately cease to exist after 2021 or be unsuitable to use as a benchmark. The consequences of any potential cessation, modification or other reform of LIBOR cannot be predicted at this time. Any new benchmark rate will likely not replicate LIBOR exactly, which could impact new credit facilities and derivative transaction entered into after 2021. We will need to negotiate with the commercial bank to determine an alternative reference rate for our credit facility agreement, which may perform differently than LIBOR. Any changes to benchmark rates could have an impact on our cost of funds and our access to the capital markets, which could impact our results of operations and cash flows.

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

Auditors of companies whose shares are registered with the SEC and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards applicable to auditors. Our independent registered public accounting firm is located in and organized under the laws of the PRC, which is a jurisdiction where the PCAOB, notwithstanding the requirements of U.S. law, is currently unable to conduct inspections without the approval of the Chinese authorities. In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission (the “CSRC”) and the Ministry of Finance of the People’s Republic of China (the “MOF”), which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB, the CSRC or the MOF in the United States and the PRC, respectively. The PCAOB continues to be in discussions with the CSRC and the MOF to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. On April 21, 2020, the SEC and the PCAOB issued another joint statement reiterating the greater risk that disclosures will be insufficient in many emerging markets, including China, compared to those made by U.S. domestic companies. In discussing the specific issues related to the greater risk, the statement again highlights the PCAOB’s inability to inspect audit work paper and practices of accounting firms in China, with respect of their audit work of U.S. reporting companies.

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

We have business and sales conducted in China. As the solar industry is highly sensitive to business and personal discretionary spending levels, it tends to decline during general economic downturns. Accordingly, our results of operations, financial condition and prospects are subject to a significant degree to economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past decades, growth has been uneven across different regions and among various economic sectors of China. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. While some of these measures benefit the overall PRC economy, they may also have a negative effect on us. Furthermore, the PRC government may pass measures to tighten credit, including trade financing, available in the PRC market, which could materially impact our financing. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. As the PRC economy is increasingly intricately linked to the global economy, it is affected in various respects by downturns and recessions of major economies around the world, such as the recent financial services and economic crises of these economies. The various economic and policy measures the PRC government enacts to forestall economic downturns or shore up the PRC economy could affect our business.

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

Under the Enterprise Income Tax Law and its relevant implementation rules promulgated by National People’s Congress of China and State Council of China which took effect in 2008, enterprises organized under the laws of jurisdictions outside of China with their de facto management bodies located within China may be considered PRC resident enterprises and, therefore, subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The Implementing Regulation of the Enterprise Income Tax Law defines “de facto management body” as an establishment that exerts substantial overall management and control over the operation, personnel, financial affairs, assets and other aspects of the enterprise. Given the facts that we have operating subsidiaries in China and certain management teams are based in China as well, we may be deemed as a PRC tax resident enterprise and, therefore, subject to PRC enterprise income tax at the rate of 25% on our worldwide income except that the dividends we received from our PRC subsidiaries may be exempt from the enterprise income tax to the extent that such dividends are deemed as dividends among PRC resident enterprises. If our current tax benefits expire or otherwise become unavailable to us for any reason, our profitability may be materially or adversely affected.

In addition, all of our PRC subsidiaries are required to pay value added tax, or VAT, with respect to their respective gross sales proceeds.

Our ability to make distributions and other payments to our shareholders depends to a significant extent upon the distribution of earnings and other payment made by our subsidiaries.

We conduct our business in China through our subsidiaries. Our ability to make distributions or other payments to our shareholders depends on payments primarily from Renesola (Zhejiang) PV Power Co., Ltd. (“Renesola PV Power”). The payment of dividends by entities organized in China is subject to limitations. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. However, subsequent to January 1, 2008, there had been no such dividend distribution to us since such earnings will permanently be used to reinvest to the PRC entities. Pursuant to the Foreign Investment Law of the People's Republic of China and the Company Law of the People's Republic of China, Renesola PV Power is also required to set aside at least 10% of its after-tax profit, if any, to fund certain statutory reserve funds until the accumulative amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Renesola PV Power is also required to allocate a portion of its after-tax profits, as determined by its board of directors, to its discretion accumulation reserves, which may not be distributed to equity owners. In addition, when Renesola (Zhejiang) PV Power Co., Ltd. incurs debt on its own behalf, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Under the Enterprise Income Tax Law, dividends payable by us and gains on the disposition of our shares or ADSs could be subject to PRC taxation.

Pursuant to the new PRC Enterprise Income Tax Law and its Implementing Regulation, which became effective on January 1, 2008, a 10% withholding tax applies to dividends, interests, rent or royalties payable by a foreign-invested enterprise, suchas our PRC subsidiary, to any of its non-resident enterprises investors for PRC enterprise income tax purposes unless any such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The British Virgin Islands, where our company was incorporated, does not have such a treaty with China. Thus, we expect that a 10% withholding tax will apply to dividends paid to us by our PRC subsidiaries if we are classified as a non-resident enterprise. Circular CaiShui [2008] No.1 jointly issued by the PRC State Administration of Taxation and Minister of Finance on February 22, 2008 further clarifies that dividends distributed by foreign-invested enterprise to foreign investors out of the profits generated before January 1, 2008 are still exempt from withholding tax even if they are paid after January 1, 2008. Our PRC entities’ undistributed earnings, generated after January 1, 2008, will not be distributed to us since such earnings will permanently be used to reinvest to the PRC entities. Therefore, no dividend withholding tax was accrued.

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

We are incorporated in the British Virgin Islands. Under the new PRC Enterprise Income Tax Law and its Implementing Regulation, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a PRC resident enterprise. The Implementing Regulation defines the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” Given that we have operating subsidiaries and certain management members in China, we may be considered a PRC resident enterprise. If we are determined to be a PRC resident enterprise following the “de facto management bodies” concept, our shareholders and ADS holders who are deemed non-resident enterprise may be subject to the new PRC Enterprise Income Tax Law at the rate of 10% upon the dividends paid by us or the gains on the disposition of our shares or ADSs; similarly, our noteholders who are deemed non-resident enterprise may be subject to the PRC Enterprise Income Tax Law at the rate of 10% upon the interest of the notes paid by us and the gains realized on the conversion, sale, exchange or redemption of such notes.

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

The value of the Renminbi against the U.S. dollar, the Euros, British pounds and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. In the long term, Renminbi may further depreciate against U.S. dollar or other foreign currencies, depending on the market supply and demand with reference to a basket of currencies. It is difficult to predict how long this current situation may last and when and how it may change again.

In addition, although we have not received any dividend from our operating subsidiaries in China since 2008, we may receive such dividends in the future. Any significant depreciation of the Renminbi against the U.S. dollar may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on, our shares. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our shares or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. As a proportion of our revenue is paid to us in Euros and British pounds, fluctuation between the Euros and the Renminbi as well as British pounds and the Renminbi may also have a material effect on our results of operations.

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

Foreign exchange transactions by Renesola PV Power under capital accounts continue to be subject to significant foreign exchange controls and require the approval of or registration with PRC governmental authorities or the institution being delegated. In particular, if Renesola PV Power borrows foreign currency loans from us or other foreign lenders, these loans must be registered with SAFE and if we finance by means of additional capital contributions, these capital contributions must be approved or registered by certain government authorities including the PRC Ministry of Commerce and the State Administration for Market Regulation, or their local counterparts, and registered with the bank as delegated by SAFE. These limitations could affect the ability of Renesola PV Power to conduct foreign exchange transactions in China and could affect our business and financial condition.

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

We have urged our shareholders who are PRC residents to make the necessary applications and filings as required under these regulations. To our knowledge, our principal shareholders have completed the necessary filings as required under these regulations. In addition, according to rules issued by SAFE, if a PRC resident participates in any stock incentive plan of an overseas publicly-listed company, a qualified PRC domestic agent must, among other things, file on behalf of such participant an application with SAFE to conduct the SAFE registration with respect to such stock incentive plan. We have made filings with the local SAFE branch of Jiashan County in connection with the options we granted to our PRC employees under our 2007 share incentive plan, as amended and restated in January 2009, August 2010, August 2012 and August 2016, or the 2007 share incentive plan, but were told that such registration is not required for now. We will make such filing and registration in accordance with the rules issued by SAFE if required by local SAFE branch. We attempt to comply and attempt to ensure that our shareholders who are subject to these rules comply with the relevant requirements. However, we cannot provide any assurances that all of our shareholders who are PRC residents will comply with our request to make or obtain any applicable registrations, amend the existing registrations or comply with other requirements required by Notice 37 or other related rules. The failure or inability of our PRC resident shareholders to make any required registrations or comply with other requirements may subject such shareholders to fines and legal sanctions and may also limit our ability to contribute additional capital into or provide loans to our PRC subsidiary, limit our PRC subsidiary’s ability to pay dividends or otherwise distribute profits to us, or otherwise adversely affect us.

Risks Related to Doing Business in International Markets Outside of China

Our business, prospects, financial condition, results of operations and cash flows may be adversely affected by developments that are beyond our control in other countries.

Our business, financial condition, results of operations and cash flows depend partially on the level of economic activity, government and foreign exchange policies and political and economic developments in our other principal targeted international markets outside of China, such as United States, Canada, Poland, Hungary, Spain, France, UK and Romania. Our business, revenues and prospects, as well as our financial condition, results of operations, cash flows and the market price of our ADSs, may also be materially and adversely affected by developments in international markets relating to inflation, interest rates, currency fluctuations, government subsidies, taxation, expropriation, as well as any protectionism, exchange control regulations, price and wage controls, social instability or other political, economic or diplomatic developments. We have no control over these conditions and developments which could adversely affect us and our business, financial condition, results of operations and cash flows or the price or market of our ADSs. See additional risks in “Item 3. Key Information⸻D. Risk Factors⸻Risks Related to Our Business.”

Risks Related to Our ADSs, Warrants and Shares

The market price for our ADSs may be volatile; the value of the warrants could be significantly affected by the market price of the ADSs and other factors.

The market price for our ADSs has been highly volatile and subject to wide fluctuations. During the period from January 29, 2008, the first day on which our ADSs were listed on the NYSE, until March 16, 2020, the market price of our ADSs ranged from $0.85to $147.4 per ADS, after giving effect to the ADS Ratio Change. The market price of our ADSs may continue to be volatile and subject to wide fluctuations in response to a wide variety of factors including the following:

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

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. Such fluctuations have occurred since 2008 and have affected the trading price of our ADSs. Continued market fluctuations may materially and adversely affect the market price of our ADSs.

Our existing principal shareholders have substantial influence over our company, and their interests may not be aligned with the interests of our other shareholders.

Mr. Xianshou Li, our previous chairman and previous chief executive officer, beneficially owned 37.7% of our shares as of March 31, 2020. As such, Mr. Li has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. For example, holders of a majority of our shares entitled to vote in a duly convened and constituted shareholders’ meeting may pass a shareholders’ resolution to issue preferred shares in one or more series and to fix the powers and rights of these shares, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our existing shares. Preferred shares could thus be issued with terms that would delay or prevent a change in control or make removal of management more difficult. These actions may be taken even if they are opposed by our other shareholders and holders of our ADSs.

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

We may from time to time access the capital market to raise capital. In addition, we have reserved our shares and ADSs for the holders’ exercise of our share options which are granted pursuant to our 2007 share incentive plan. All ADSs sold in our initial public offering and the follow-on offerings are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining ADSs outstanding after the initial public offering and the follow-on offerings are currently available for sale, subject to volume and other restrictions as applicable under Rule 144 and Rule 701 of the Securities Act. The issuance and sale of a substantial number of shares or ADSs, or the perception that such issuances and sales may occur, could adversely affect the market price of the shares or ADSs and impair our ability to raise capital through the sale of additional equity securities.

As a holder of our ADSs, you may not have the same voting rights as the holders of our shares and may not receive voting materials in time to be able to exercise your right to vote.

Holders of ADSs do not have the same rights as our shareholders and may only exercise the voting rights with respect to the underlying shares in accordance with the provisions of the deposit agreement. When a general meeting is convened, ADS holders may not receive sufficient notice of a shareholders’ meeting to permit such holders to withdraw their shares to allow them to cast their vote with respect to any specific matter. If requested in writing by us, the depositary will mail a notice of such a meeting to ADS holders. In addition, the depositary and its agents may not be able to send voting instructions to ADS holders or carry out ADS holders’ voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to ADS holders in a timely manner. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast, or for the effect of any such vote. As a result, you may not be able to exercise your right to vote. In addition, in your capacity as an ADS holder, you will not be able to call a shareholder meeting.

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

The effect of this discretionary proxy is that if you do not give voting instructions, you cannot prevent the shares underlying your ADSs from being voted, except in the circumstances described above. This arrangement may make it more difficult for shareholders to influence the management of our company. Holders of our shares are not subject to this discretionary proxy.

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

We may be a passive foreign investment company for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or shares.

We will be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year if, applying applicable look-through rules, either (i) at least 75% of our gross income for such year is passive income or (ii) at least 50% of the value of our assets (generally determined based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Based on the market price of our ADSs, the value of our assets, and the composition of our income and assets, we do not believe that we were a PFIC for our taxable year ended December 31, 2019, but there can be no assurances in this regard. The determination of PFIC status involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn, and is subject to uncertainty in several respects. Accordingly, we cannot guarantee that the U.S. Internal Revenue Service, or IRS, will agree with any positions that we take or that we will not be treated as a PFIC for our taxable year ended December 31, 2019, the current taxable year or any future taxable year.

Changes in the composition of our income or composition of our assets may cause us to be or become a PFIC. The determination of whether we will be a PFIC for any taxable year may depend in part upon the value of our goodwill and other unbooked intangibles not reflected on our balance sheet (which may depend upon the market price of our ADSs or shares from time to time, which may fluctuate significantly) and also may be affected by how, and how quickly, we spend our liquid assets and the cash we generate from our operations and raise in any offering. In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization. Among other matters, if our market capitalization declines, we may be or become a PFIC for the current or future taxable years because our liquid assets and cash (which are for this purpose considered assets that produce passive income) may then represent a greater percentage of our overall assets. Further, while we believe our classification methodology and valuation approach are reasonable, it is possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our being or becoming a PFIC for our taxable year ended December 31, 2019, the current taxable year or one or more future taxable years.

If we are a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation”) holds an ADS or a share, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation—Passive foreign investment company.”

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited, because we are incorporated under British Virgin Islands law, conduct some of our operations in China and Europe, and some of our officers and directors reside outside the United States.

We are incorporated in the British Virgin Islands and conduct substantially all of our operations in China, United States and Europe through our wholly owned subsidiary in these regions. Some of our directors and officers reside outside of the United States, and some or all of the assets of those persons are located outside of the United States. As a result, it may be difficult or impossible for you to bring an original action against us or against these individuals in a British Virgin Islands or China court in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, some of whom are not residents of the United States and the majority of whose assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the British Virgin Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. There is no statutory recognition in the British Virgin Islands of judgments obtained in the United States, although the courts of the British Virgin Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. It is uncertain whether such British Virgin Islands or PRC courts would be competent to hear original actions brought in the British Virgin Islands or the PRC against us or such persons predicated upon the securities laws of the United States or any state.

Our corporate affairs are governed by our memorandum and articles of association and by the BVI Business Companies Act, 2004 and common law of the British Virgin Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under British Virgin Islands law are to a large extent governed by the common law of the British Virgin Islands. The common law of the British Virgin Islands is derived in part from comparatively limited judicial precedent in the British Virgin Islands as well as from the common law in England and other countries in the Commonwealth, which has persuasive, but not binding, authority on a court in the British Virgin Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the British Virgin Islands has no securities laws as compared to the United States and provides significantly less protection to investors. In addition, British Virgin Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

As a result of all of the above, our public shareholders may have more difficulties in protecting their interests through actions against our management, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Our ADSs may not comply with the minimum listing requirements of the NYSE and may therefore be subject to delisting if we are not able to regain compliance within the prescribed timeframe.

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

On July 26, 2017, we received another notice from the NYSE that the total market capitalization and the stockholders’ equity were below the listing requirements. In order to regain compliance, we conducted a non-cash restructuring to dispose of substantially all of the assets and liabilities related to our manufacturing businesses, including polysilicon, solar wafer and solar module manufacturing, as well as the LED distribution business, such that we could dispose of our asset-heavy and debt-heavy businesses and focus on our asset-light and high-margin project business. The disposition was completed in September 2017. See “Item 7. Major Shareholders and Related Party Transactions⸻B. Related Party Transactions⸻Transaction with our Chief Executive Officer and ReneSola Singapore Pte. Ltd.” for details. On October 24, 2017, we submitted a business plan to the NYSE to demonstrate our plan to regain compliance within the continued listing requirements of the NYSE. On December 7, 2017, the NYSE accepted our business plan and recognized that we were trading at levels in excess of $50 million average market capitalization. We resumed compliance with all NYSE continued listing requirements and the NYSE will continue to perform quarterly reviews during the 18 months from the date of the NYSE notice on July 26, 2017. On January 3, 2018, we provided the NYSE with an updated analysis of our third quarter 2017 progress and the plan submission and it was accepted by the NYSE on January 26, 2018.

On September 9, 2019, we received a notice from the NYSE again that we did not meet the NYSE's criteria for continued listing standard because the average closing price of the Company's ADSs was less than US$1.00 per ADS over a consecutive 30-trading-day period. On October 1, 2019, we received a confirmation from the NYSE that we had regained compliance with continued listing standards after the average closing price for our ADSs for the consecutive 30-trading-day period ended September 30, 2019 exceeded US$1.00.

We cannot assure you that we will maintain compliance with all the NYSE’s continued listing requirements. If we were unable to regain compliance with the minimum share price within the prescribed timeframe or if we are unable to maintain compliance with any of the NYSE’s continued listing requirements in the future, our ADSs would be subject to delisting. A delisting of our ADSs could negatively impact us by, among other things, reducing the liquidity and market price of our ADSs; reducing the number of investors willing to hold or acquire our ADSs, which could negatively impact our ability to raise equity financing; decreasing the amount of news and analyst coverage for us; and limiting our ability to issue additional securities or obtain additional financing in the future. By complying the NYSE’s listing requirements will enable our business gains worldwide audience through NYSE’s platform and improved reputation with potential customers.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Prior to our business restructuring in September 2017, the Company’s business was initially operated through its former subsidiary ReneSola Zhejiang Energy Co., Ltd., whose predecessor Zhejiang Fengding Construction Material Machinery Manufacturing Co., Ltd., or Fengding Construction, was established as a limited liability company in the PRC in 2003. Following a series of share transfers, Fengding Construction was renamed as ReneSola Zhejiang Energy Co., Ltd. in June 2005 and commenced the solar power business in July 2005.

ReneSola Ltd was incorporated as a limited liability company in the British Virgin Islands on March 17, 2006. Our choice of the British Virgin Islands as the jurisdiction of incorporation was motivated in part by its relatively well-developed body of corporate law, various taxes and other incentives, and its acceptance among internationally recognized securities exchanges as a jurisdiction of incorporation for companies seeking to list securities on such exchanges. As we are a limited liability company under the laws of the British Virgin Islands, the liability of our shareholders to our company is limited to (i) any amount unpaid on a share held by the shareholder and (ii) any liability to repay a distribution by our company that was not made in accordance with the laws of the British Virgin Islands. Our principal executive offices are located at 3rd floor, 850 Canal St, Stamford, CT 06902, U.S.A.. Our telephone number is + 1 (347) 577-9055 x115 . Our registered office is located at the offices of Harneys Corporate Services Limited, Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, VG1110, British Virgin Islands. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

As of December 31, 2019, we conduct our business primarily through the following subsidiaries:

•	Renesola (Zhejiang) PV Power Co., Ltd.: our wholly owned subsidiary incorporated in China in August 2017 to hold our Chinese subsidiaries.

•	Zhejiang ReneSola Investment Ltd.: our subsidiary incorporated in China in February 2015 to engage in trading and investments in solar industry, as well as holding our project companies in China.

•	ReneSola New Energy S.à r.l.: our wholly owned subsidiary incorporated in Luxembourg in March 2012 to engage in trading and investments in solar industry, as well as holding our solar power projects in Europe and Canada;

•	ReneSola Investment Management Ltd.: our wholly owned subsidiary incorporated in the British Virgin Islands in December 2014 to engage in investments in solar industry, as well as holding our solar power projects;

•	Sichuan Bobo Electric Power Engineering Ltd.: our wholly owned subsidiary incorporated in China in January 2017 to conduct EPC business;

•	ReneSola Consulting (Shanghai) Co., Ltd: our wholly owned subsidiary incorporated in China in August 2017 to engage in project management and technology support;
•	ReneSola Power Holdings LLC. : our wholly owned subsidiary incorporated in the United States to engage in trading and investments in solar industry, as well as holding our solar power projects in the United States;

•	ReneSola Power Canada: our wholly owned subsidiary incorporated in Canada in October 2017 to conduct solar power project development business;

•	Renesola Poksla sp. z o.o.: our wholly owned subsidiary incorporated in Poland in July 2015 to conduct EPC business;

•	Renesola Szolgáltató és Kivitelező Kft.: our wholly owned subsidiary incorporated in Hungary in December 2017 to conduct EPC business;

•	LUCAS EST S.R.L: our wholly owned subsidiary incorporated in Romania in September 2012 to operate our project in Romania;

•	ECOSFER ENERGY S.R.L.: our wholly owned subsidiary incorporated in Romania in September 2012 to operate our project in Romania; and

•	Edison Oakapple Ltd: our wholly owned subsidiary incorporated in the United Kingdom in May 2015 to operate our project in UK.

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

In October 2019, we issued and sold to Shah Capital Opportunity Fund LP (“Shah”) 100,000,000 newly issued ordinary shares at a price of US$0.11 per Share, for a total consideration of US$11.0 million. The newly issued shares are subject to a 180 day lockup period. Net proceeds from the transaction are intended to be used to expand our global project development activities.

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

In 2019, we continued our multi-year transformation from money-losing equipment maker to money-making and asset-light solar project developer. We switched our long-term growth strategy from focusing on our traditional market in China to a global expansion roadmap. We now primarily focus on the promising markets in the United States and Europe. We already obtained a leading market share in Poland and Hungary, as well as some states in the United States such as Minnesota and New York. We moved our headquarters to Connecticut, the United States where our senior management team will be based going forward.

In addition, we successfully recruited a new management team with tremendous industry insights and experiences that we believe will contribute to our long-term growth following our global expansion strategy. We appointed Mr. Yumin Liu as the chief executive officer. Mr. Liu brings to us more than 20 years of experience in energy management, power generation and solar technology sectors. Before joining us, he was a highly successful and prominent executive at Canadian Solar Inc., a leading global manufacturer of solar photovoltaic modules and provider of solar energy solutions. We appointed Mr. Ke Chen as our chief financial officer. Mr. Chen has over 13 years of experience in the global capital markets, including vast investment experiences in solar industry in China. He is aligned with one of our largest shareholders, Shah Capital, and is highly incentivized to drive shareholder-friendly disclosure and outreach policies.

As of December 31, 2019, we completed 779 megawatts (“MW”) of solar power projects, including about 11 MW of new installations in China, 17 MW of ground mounted projects in Europe, 24 MW of utility-scale projects in the U.S, and 7MW of Fit projects in Canada in 2019. We were operating approximately 216 MW solar power projects globally as of December 31, 2019, including 172 MW in China, and recorded electricity generation revenue from these projects. As of December 31, 2019, we had 417 MW within the late-stage pipeline, including 193 MW in the United States, with commercial operation date, or COD, within 2020 and 2022, of which 30MW of the solar power projects were under construction.

Our net revenue from continuing operations decreased from $103.0 million in 2017 to $96.9 million in 2018 and increased to $119 million in 2019. We recorded operating loss of $1.0 million and net loss of $11.7 million in 2019, compared to operating income of $15.5 million and net income of $5.1 million in 2018, and operating income of $6.6 million and net income of $34.5 million in 2017. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Overview of Financial Results—Net Revenue”.

Our Business

Our business primarily includes the sale of project SPVs or development and sale of solar power projects as a developer and the sale of electricity generated by the solar power projects operated by us as an IPP.

Project Development Business

We started our solar power project development business in 2012. We have recorded revenue from continuing operations from the sales of solar power projects since 2015. We have focused on small-scale DG projects, specifically commercial projects, with a few in small-scale utility projects and community solar gardens, in stable, mature, conservative country risk profile markets, including China, the United States, Canada, the United Kingdom, France, other developed countries with infrastructure upgrade needs, with attractive subsidies. See “⸺Our Sales and Customers.”

As a developer, we have two basic project development models.

•	Build-Transfer: we develop and build, or contract out wholly or partially to another party to develop and build, the solar power projects, which will be sold and delivered after being connected on grid.

•	Project Rights Sale: we involve in earlier development stages to secure land/roof with interconnection capacity and leverage the expertise of global project development teams to sell project rights at “notice to proceed,” or NTP, with attractive margin by selling project SPVs, which hold the early-to-late stage pipelines, before commencing the construction work of the solar power projects which we develop, acquire or develop jointly with other parties.

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

The prices of our solar power projects or projects SPVs are primarily based on the cash flow such projects can generate and the rate of returns. The cash flow can be affected by drivers such as electricity generation, electricity price (such as FIT or PPA), operating expenses, tax policy or a number of other reasons. Investors may compare the rate of returns generated from the solar power projects with the rate of returns in the financing or investment markets. See “Item 3. Key Information⸺D. Risk Factors⸺Risks Related to Our Business⸺Volatility or large decrease in the prices of solar power project may cause significant fluctuations or declines in our revenue.”

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

IPP Business

We started our IPP business by owning and operating solar power projects in 2013 and selling electricity generated by these solar power projects in 2013. We have tried to build our business as an IPP to develop and operate DG projects in well-developed regions for high PPA/FIT users.

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

As of December 31, 2019, we had more than 100 solar power projects in operation globally with an aggregate capacity of approximately 216 MW. See “⸻Our Solar Power Projects.”

Owning self-consumption DG projects is an attractive business model for us, as it generates very high margin recurring revenue. However, following our long-term transformation plan to be an asset-light project developer and our new global expansion strategy, we may strategically dispose our China DG assets depending on the market situation.

Operations and Maintenance Business

Since 2016, we have been building our Operations and Maintenance (“O&M”) team to operate and maintain all of our owned and operated IPP portfolios in China, Europe and the United States. We utilize customized software to monitor the performance and security of our solar power projects on a real-time basis. We maintain our solar power projects to maximize the utilization rate, rate of power generation and system life of our solar power projects.

In addition to the O&M services provided by our in-house O&M team, we also engaged third party contractors to operate and maintain substantially all of our solar power projects overseas. We are responsible for the maintenance of those projects and perform overall maintenance obligations. We subcontract certain specific O&M tasks such as security and repair to third party contractors who are on-call to deliver such services on demand. We generally require warranties for defects in materials or components and warranties for module capacity under normal testing conditions.

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

Commissioning and Warranties

When the EPC contractor notifies the regional solar power project team of on-grid operation, the regional solar power project team thoroughly tests each aspect of the solar power project. Commissioning tests generally include a detailed visual inspection of all significant aspects of the plant, an open circuit voltage test and short circuit current test prior to grid connection, and a direct-current test after connecting to the power grid. These tests are conducted in order to ensure that the plant is structurally and electrically safe and is sufficiently robust to operate as designed for the specified project lifetime. We have not experienced any material delays in construction or unsatisfactory workmanship with respect to our solar power projects. Following the commissioning, the solar power projects, which are intended for sale, will be handed over to the purchasers.

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

Our Solar Power Projects

We have built our business as project developer and have selectively owned high quality projects. We have focused on small-scale DG projects and community solar gardens with individual project size of 5 MW-25MW. Our competitive advantages lie in small-scale projects with high PPA/FIT price in diversified jurisdictions which we believe are of attractive return and will be the trend for the development of the industry. Geographically, we are currently taking a new global expansion roadmap and strategically switching from our traditional market in China to the promising markets in the United States and Europe.

Projects for Sale

As of December 31, 2019, we completed 779 MW of solar power projects, including 11 MW of new installations in China, 17 MW of ground mounted projects in Europe, 24MW of utility-scale projects in the U.S. and 7MW of Fit projects in 2018. We were operating approximately 216 MW solar power projects globally as of December 31, 2019, from which we recorded electricity generation revenue. In addition, we had a late-stage project pipeline with an aggregate capacity of approximately 417 MW in total and all these projects have a commercial operation date (“COD”) within 2020 and 2022.

As of December 31, 2019, we had 7 MW of completed projects in Canada, which was sold in the first quarter of 2020.

Completed Projects for Sale	MW (DC)	Project Type	Status	Business Model
Canada	7.0	Ground Mounted	Ready for sale	Build-Transfer
	7.0

Operating Assets

As of December 31, 2019, we owned 216 MW of solar power projects globally in operation, including 172 MW of solar power projects in China, and generated 191.8 million kilowatt-hours, or kWh, of electricity from this IPP portfolio in China in 2019.

Operating Assets	Capacity (MW)
China DG
- Zhejian	47.6
- Henan	56.4
- Anhui	31.6
- Hebei	17.2
- Jiangsu	12.8
- Shandong	2.0
- Fujian	4.4
Total in China	172.0
Romania	15.4
United Kingdom	4.3
United States	24.1
Total	215.8

Project Pipeline

Our solar power projects pipeline includes early- to mid-stage projects pipeline and late stage projects pipeline.  Due to different processes of developing projects in various regions, our early- to mid-stage projects pipeline refers to projects that we have internally approved to commit operational or financial resources to develop, including projects that we have conducted internal studies and are bidding for, that we are developing the financing plans, or working to obtain external approval or permits for such projects, or that we have agreed on preliminary terms or entered into memorandum of understandings. Late-stage projects mainly refer to projects that we have the legal right to develop based on definitive agreements, including the projects held by project SPVs or joint ventured project SPVs whose controlling power belongs to us, or can be purchased by us once the late stage is reached.

As of December 31, 2019, we had late-stage project pipeline in the United States, Spain, France, Poland, Hungary and UK with an aggregate capacity of approximately 417 MW with estimated COD within 2020 and 2022, of which 30.1 MW are under construction.

The following table sets forth the information of our late-stage pipeline as of December 31, 2019 (excluding sold, ready for sale and delivered projects):

Project Location	Project Pipeline (Late Stage) (MW)	Under Construction(MW)
USA	193.4	15.0
Poland	19.0
Hungary	35.5	15.1
France	42.5	-
Spain	37.0	-
UK	90.0	-
Total	417.4	30.1

The following tables set forth our late-stage project pipeline by location:

United States

In the United States, as of December 31, 2019, we had in total of 193.4 MW late-stage projects, of which 70.9 MW were community solar projects in Minnesota and New York. Additionally, we have projects under development in Utah, Florida, and Maine. Meanwhile, we operate 24.1 MW of utility projects in North Carolina.

Project Pipeline	Location	MW (DC)	Project Type	Status	COD / Sale	Business Model
Utah	UT	9.2	DG	Development	2020	Project Development
MN-VOS	MN	16.9	Community Solar	Development	2020/2021	Project Development
New York	NY	39.0	Community Solar	Development	2020/2021	Project Development
Florida	FL	100.0	TBD	Development	2020	Project Development
Maine	ME	13.3	TBD	Development	2020/2021	Project Development
MN 2.2	MN	15.0	Community Solar	Under construction	2020	Build-Transfer
	Total	193.4

Poland

In Poland, as of December 31, 2019, we had in total of 19 MW projects in our development pipeline, of which 7 MW were granted to us in the government auction in December 2019.

Project Pipeline	Project Info	MW (DC)	Project Type	Status	Expected COD / Sale	Business Model
Auction 2019 Dec	19 individual projects, 1MW each	19.0	Ground mounted	Under development	2020/2021	Build- Transfer
	Total	19.0

Hungary

In Hungary, we invest in small-scale DG projects. Our late-stage pipeline included multiple “micro projects,” which had an average size of 0.5 MW per project, totaling 35.5 MW. Of the late-stage projects, 15.1 MW are under construction and expected to be connected to the grid in the second quarter of 2020.

Project Pipeline	Project Info	MW (DC)	Project Type	Status	Expected COD / Sale	Business Model
Portfolio of “Micro PPs”	0.5 MWAC each project	15.1	DG	Under construction (Signed sales contract)	2020	Build-Transfer
Portfolio of “Micro PPs”	0.5 MWAC each project	12.3	DG	Ready to build	2020	Build-Transfer
Portfolio of “Micro PPs”	0.5 MWAC each project	8.1	DG	Under development	2021	Build-Transfer
	Total	35.5

 France

In France, as of December 31, 2019, we had a project pipeline of 42.5 MW, all of which were ground-mounted projects. One of these ground-mounted projects is a 30 MW solar park that we are developing with our strategic partner, Green City Energy.

Project Pipeline	Location	MW (DC)	Project Type	Status	Expected COD / Sale	Business Model
SOLARPARK - Eguilles	France	30.0	Ground mounted	Under development	2021/2022	Project Development
Minjoulet	France	5.0	Ground mounted	Under development	2021/2022	Project Development
Les Termes	France	4.5	Ground mounted	Under development	2021/2022	Project Development
Les Toiras	France	3.0	Ground mounted	Under development	2021/2022	Project Development
	Total	42.5

Spain

In Spain, as of December 31, 2019, we had a late-stage pipeline of 37 MW of ground-mounted projects primarily located in the Murica and Algorfa regions.

Project Pipeline	Location	MW (DC)	Project Type	Status	Expected COD / Sale	Business Model
Caravaca	Spain-Murcia	6.0	Ground Mounted	Under development	2020/2021	Build-Transfer
Altajero	Spain-Murcia	6.0	Ground Mounted	Under development	2020/2021	Build-Transfer
Castillo	Spain-Algorfa	25.0	Ground Mounted	Under development	2021	Build-Transfer
	Total	37.0

 U.K.

In the U.K., as of December 31, 2019, we had a late-stage pipeline of 90 MW of ground-mounted projects primarily located in Stratford and Derby.

Project Pipeline	Location	MW (DC)	Project Type	Status	Expected COD / Sale	Business Model
Stratford	UK	47.0	Ground Mounted	Under development	2020/2021	Project Development
Derby	UK	43.0	Ground Mounted	Under development	2021	Project Development
	Total	90.0

Community Solar Gardens

As of December 31, 2019, we had community solar gardens in Minnesota with the capacity of approximately 71 MW. In 2019, we sold 21.1 MW of our Minnesota community solar gardens. Our community solar gardens in New York and Minnesota are currently in development.

Our Sales and Customers

We selectively pursue high quality and low-risk solar power project opportunities, especially DG projects, and have been building our new solar portfolio comprised of those projects. We focus on conservative risk portfolio countries and regions where the solar power project markets are growing rapidly and expected to have sustainable growth supported by favorable government policies, including United States, Poland, Hungary, Spain, France, Germany and U.K.

Our project development business is primarily focused in the United States, Poland, Hungary, Spain, France and UK. We sell our developed projects or project SPVs to purchasers, who primarily include large utility companies, other IPPs that desire to sell the electricity from the projects to local power suppliers or users, and global investors such as asset management funds, pension funds and tax equity investors. Our community solar gardens are the solutions for businesses, government entities, municipalities, schools, hospitals, residential customers, and people looking for saving money on their electricity costs. As of December 31, 2019, we had community solar gardens in development and/or under construction in the United States.

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

We have expanded our customer base beyond China. We have teams covering major solar power markets such as the United States, Canada, the United Kingdom, Poland, Hungary, France, Spain, Romania and Germany.

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

Operations and Maintenance

Since 2016, we have been building our Operations and Maintenance (“O&M”) team to operate and maintain all of our owned and operated IPP portfolios in China, Europe and the United States. We utilize customized software to monitor the performance and security of our solar power projects on a real-time basis. We maintain our solar power projects to maximize the utilization rate, rate of power generation and system life of our solar power projects.

In addition to the O&M services provided by our in-house O&M team, we also engaged third party contractors to operate and maintain substantially all of our solar power projects overseas. We are generally responsible for the maintenance of those projects and perform overall maintenance obligations. We subcontract certain specific O&M tasks such as security and repair to third party contractors who are on-call to deliver such services on demand. We generally require warranties for defects in materials or components and warranties for module capacity under normal testing conditions.

Intellectual Properties

We rely primarily on trade secrets, employee contractual protections and other contractual restrictions to establish and protect our intellectual properties and proprietary rights. See “Item 5. Operating and Financial Review and Prospects⸻C. Research and Development, Patents and Licenses, Etc.⸻Intellectual Property”. Nevertheless, these measures afford only limited protection and the actions we take to protect our intellectual property rights may not be adequate to provide us with meaningful protection or commercial advantage. See “Item 3. Key Information⸻D. Risks Factors⸻Risks Related to Our Business⸻Our failure to protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights may be costly.”

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

Environmental, Social and Governance (ESG) Initiatives

We are committed to corporate social responsibility and meeting society’s changing needs despite the recent challenging economic environment. We are committed to supporting and participating in socially responsible projects that align with our core values and mission. We intend to make a difference in sustainability and environmental stewardship.

As of December 31, 2019, we completed around 800 MW projects. Our portfolio generated clean electricity about 1000 GWh/year, which reduced 700 thousand metric tons of CO2 emissions or was equal to removing 140 thousand passenger vehicles from the road.

As of December 31, 2019, we had 159 employees worldwide. We currently have two female directors on our board and two female VPs on our senior management team.

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

Insurance

We maintain property insurance policies, including property all risk insurance and machinery breakdown insurance, with insurance companies covering our assets, equipment, facilities, buildings and building improvements. These insurance policies cover losses due to fire, explosion, flood and a wide range of other natural disasters. We also maintain commercial general liability insurance, including professional liability insurance to protect professional advice- and service-providing the company from bearing the full cost of defending against a negligence claim made by a customer, and damages awarded in a civil lawsuit and public liability insurance will protect our business from the claims made by third parties for injuries to the person, or damage to property caused as a result of our business activities all over the world, as well as construction insurance. We maintain key-man life insurance for our executive officers, and director and officer liability insurance for our directors and executive officers. We consider our insurance coverage to be in line with other companies of similar size in China. However, significant damage to any of our solar power projects, whether as a result of fire or other causes, could have a material adverse effect on our results of operation.

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

On January 7, 2019, the NDRC and the NEA jointly issued the Notice on Actively Promoting Non-subsidized On-grid Tariffs of Wind Power Generation and PV Generation, requiring carrying PV Generation grid parity pilot project without state subsidies with price which is equal to coal benchmark electricity price, and guiding the construction of a number of grid low pilot projects with price which is lower than coal benchmark electricity price, in areas with ample resource, good conditions and high market consumption.

On May 28, 2019, the NEA issued the Notice on the Relevant Matters Concerning Construction of Wind Power and PV Generation Projects in 2019, requiring actively promoting construction of grid-parity projects, strictly regulating the competitive allocation of subsidy projects, completely implementation of the conditions for power delivery and consumption, and optimization of the business environment for construction investment.

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

Obtaining the Construction Engineering Qualifications and Permit

Pursuant to the Construction Law which was promulgated by the Ministry of Construction on November 11, 1997 (effective on March 1, 1998) and amended on April 22, 2011,and April 23, 2019 and the Regulation on Administration on Qualifications of Construction Engineering which became effective on March 1, 2015 and amended on September 13, 2016 and December 13, 2018, an enterprise engaged in the design and engineering work for an electric power project must obtain a qualification certificate and must conduct its work within the strict design scope set forth in its certificate. An enterprise conducting design or engineering work without first obtaining the qualification certificate or an enterprise that has obtained the qualification certificate but exceeds the permitted design scope may be subject to action by the relevant authorities, including monetary penalties, rescission of its certification or confiscation of all illicit gains.

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

On January 7, 2019, the NDRC and the NEA jointly issued the Notice on Actively Promoting Non-subsidized On-grid Tariffs of Wind Power Generation and PV Generation, requiring carrying PV Generation grid parity pilot project without state subsidies with price equal to coal benchmark electricity price, and guiding the construction of a number of grid low pilot projects with price lower than coal benchmark electricity price in areas with ample resource, good conditions and high market consumption. We believe this notice will not have material impact on the Company existing pricing policy.

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

Clean Development Mechanism

Clean Development Mechanism, or CDM, is an arrangement under the Kyoto Protocol under the United Nations Framework Convention on Climate Change, or the UNFCCC. It allows industrialized countries with a greenhouse gas emission reduction commitment to invest in emission reducing projects in developing countries in order to earn Certified Emission Reduction, or CERs. The PRC approved and ratified the UNFCCC in 1993 and the Kyoto Protocol in 2002 but has no binding obligation to meet the emission reduction targets. On August 3, 2011, the Measures for the Administration of Operation of Clean Development Mechanism Projects promulgated by the NDRC jointly with the Ministry of Science and Technology, the Ministry of Foreign Affairs and the MOF, sets forth general rules and specific requirements for the application for, and approval of, CDM projects. Only companies wholly owned or controlled by PRC companies are qualified to apply for the PRC government’s approval for a CDM project. Some of our solar power projects are on the list of CDM projects.

Environmental Protection

The construction processes of our solar power projects may generate material levels of noise, wastewater, gaseous emissions and other wastes. Therefore, we are subject to a variety of government regulations related to the storage, use and disposal of hazardous materials and to the protection of the environment of the community. The major environmental regulations applicable our business activities in the PRC include the Environmental Protection Law of the PRC, the Law on the Prevention and Control of Noise Pollution, the Law on the Prevention and Control of Air Pollution, the Law on the Prevention and Control of Water Pollution, the Law on the Prevention and Control of Solid Waste Pollution, the Environmental Impact Evaluation of Law, and the Regulations on the Administration of Environmental Protection In Construction Projects. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Compliance with environmentally safe production and construction regulations can be costly, while non-compliance with such regulations may result in adverse publicity and potentially significant monetary damages, fines and suspension of our business operations.”

Foreign Investment in Solar Power Business and Restriction on Foreign Ownership

The principal regulations governing foreign ownership of solar power businesses in the PRC are the Encouraged Foreign Investment Industries Catalog, effective as of July 30, 2019, or the Catalogue 2019, which is a replacement of the 2007, 2011 ,2015, and 2017 versions of the Foreign Investment Industrial Guidance Catalogue, and the Special Administrative Measures (Negative List) for Foreign Investment Access (Edition 2019) issued by the NDRC and the PRC Ministry of Commerce. Under the Catalog 2019, the solar power industry is classified as an “encouraged foreign investment industry.” Foreign-invested enterprises in the encouraged foreign investment industry are entitled to certain preferential treatment, such as exemption from tariff on equipment imported for their operations, after obtaining approval from the PRC government authorities. ReneSola PV Power was categorized in the “encouraged” industry under the Catalogue 2019.

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

Under the Foreign Exchange Administration Regulation, the Renminbi is convertible for current account items, which include, among other things, dividend payments, interest and royalty payments, and trade and service-related foreign exchange transactions. Conversion of Renminbi into foreign currency for capital account items, such as direct investment, loans, investment in securities and repatriation of funds, however, is still subject to the approval of SAFE or its local branches. Under the Foreign Exchange Administration Regulation, foreign-invested enterprises may only buy, sell and/or remit foreign currencies at the banks authorized to conduct foreign exchange transactions by complying with certain procedural requirements such as providing valid commercial documents and, in the case of capital account item transactions, only after obtaining approval from SAFE or its local branches. Capital investments directed outside of China by foreign-invested enterprises are also subject to restrictions, which include approvals by the PRC Ministry of Commerce, SAFE or its local branches and the PRC State Reform and Development Commission. Under our current structure, our income will be primarily derived from dividend payments from our operating subsidiaries in China.

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

The principal laws governing the distribution of dividends paid by Foreign-invested enterprises:

•	Foreign Investment Law of the People's Republic of China (2019);

•	Company Law of the People's Republic of China (1993), as amended in 1999, 2004, 2005, 2013 and 2018.

Under these laws and regulations, Foreign-invested enterprises in China may, subject to the ongoing compliance with applicable foreign exchange regulations, pay dividends only out of their accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, an enterprise in China is required to set aside at least 10.0% of its after-tax profit based on PRC accounting standards each year to its statutory reserves until the accumulative amount of such reserves reach 50.0% of its registered capital. These reserves are not distributable as cash dividends. A foreign-invested enterprise has the discretion to allocate a portion of its after-tax profits to discretion accumulation reserves, which may not be distributed to equity owners except in the event of liquidation.

In May 2013, SAFE issued Notice 21 (later revised on October 10, 2018), which provides detailed disclosure requirements and examination standards for SAFE registration. Foreign organizations and individuals involved in direct investment activities in China shall be registered with the relevant SAFE branche(s), including the overseas SPVs established by PRC residents for the purpose of holding domestic or offshore assets or interests. Pursuant to Notice 13 issued by the SAFE on February 13, effective as of June 1, 2015, pursuant to which, entities and individuals are required to apply for foreign exchange registration of foreign direct investment and overseas direct investment, with qualified banks, instead of SAFE.

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

Patents

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

Trademark

The PRC Trademark Law, adopted in 1982 and revised in 1993, 2001,2013, and 2019 with its implementation rules adopted in 2002 and revised in 2014, protects registered trademarks. The Trademark Office of the State Administration of Industry and Commerce handles trademark registrations and grants trademark registrations for a term of ten years, which is subject to rollover by application.

Regulations in the British Virgin Islands

The British Virgin Islands Economic Substance (Companies and Limited Liability Partnerships) Act 2018, as amended, came into effect on January 1, 2019. It, together with the rules published by the BVI International Tax Authority (the “ITA”) on 9 October 2019 and updated on 10 February 2020, set out the laws on economic substance (the “Economic Substance Laws”) and their effect on legal entities like the Company formed in the British Virgin Islands. The Company is required to consider its economic substance position on an annual basis on and from 30 June 2019 and to file annual reports in the British Virgin Islands each year disclosing whether or not it is carrying out relevant activities (within the meaning of the Economic Substance Law), and if it is, it must comply with its obligations as regards economic substance. The implication for non-compliance is, broadly, that the ITA may issue penalties and, potentially, apply to court in the British Virgin Islands to liquidate non-compliant entity.

The Company is taking advice from its British Virgin Islands counsel as to the steps it should take to comply with the Economic Substance Law.

C.	Organizational Structure

As of December 31, 2019, we conduct our business primarily through the subsidiaries, which are listed in “Item 4. Information on the Company — A. History and Development of the Company.”

 In addition to the significant subsidiaries above, we also have other principal subsidiaries incorporated in different jurisdictions.

The following diagram illustrates our current corporate structure, including our significant subsidiaries, as of the date of this annual report.

The diagram above omits the subsidiaries that are insignificant to us.

D.	Property, Plants and Equipment

Currently, our property, plants and equipment are primarily our project related infrastructures and assets, such as power stations and ancillary infrastructures. For more details, see “Item 4. Information on the Company—B. Business Overview—Our Solar Power Projects.”

Certain of our project infrastructures are pledged to secure our bank borrowings and equities of certain of our project companies are pleaded in our finance lease arrangements. As of December 31, 2018, short-term borrowings of $3,368,272 and long-term borrowings of $82,531,342, including current portion of $41,096,243 were jointly guaranteed by the Company and its subsidiaries.

As of December 31, 2019, short-term borrowings of $7,173,571, bond payable of $2,503,621 and long-term borrowings of $31,950,441, including current portion of $28,583,380 were jointly guaranteed by the Company and its subsidiaries. The short-term borrowings of $7,173,571 and bond payable of $2,503,621 were also secured by all of the Company’s estate, right, title and interest and pledged by the shares or ownership interests of the Company and its subsidiaries, accounts receivable and VAT account of the Company and its subsidiaries. The long-term borrowings of $31,950,441, including current portion of $28,583,380 were also secured and pledged by all the shares or ownership interests of the Company, accounts and accounts receivable of the Company, and insurance of the Company. Long-term borrowings contain restrictive covenants, including requirements obliging the Company to (i) obtain lender’s prior approval before entering into any transaction over certain amount after the completion of the construction and commencement of operation of the relevant project assets, (ii) obtain lender’s prior consent before opening any bank account other than the existing bank account with the lender, (iii) ensure that at least one director designated by the lender be appointed as a director of the operating entity of the relevant project assets and/or the Company, (iv) comply with certain financial ratios, such as debt-service coverage ratio and loan life coverage ratio. As of December 31, 2019, the Company was in compliance with all debt covenants under its outstanding long-term financings.

The project construction processes for our solar power projects may generate noise, wastewater, gaseous wastes and other wastes. We believe we are in compliance with present environmental protection requirements in all material respects and have all material environmental permits necessary to conduct our business. For more details, see “—B. Business Overview—Environmental Matters.”

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

Starting from our inception, we were manufacturers of solar wafers, polysilicon and solar modules. Starting from 2012, we expanded our operations into the global energy efficient products and services business and downstream solar power projects in overseas markets. In September 2017, we completed a non-cash restructuring following which, among other things, substantially all of the assets and liabilities related to our manufacturing businesses, including polysilicon, solar wafer, solar cell and solar module manufacturing, as well as the LED distribution business were transferred into ReneSola Singapore Pte. Ltd. Upon the closing of this restructuring, all the issued shares of ReneSola Singapore Pte. Ltd were transferred to Mr. Xianshou Li, our previous chairman and previous chief executive officer. As a result, we have transformed into a solar project developer and operator, a pure downstream player with a robust pipeline of projects around the world.

In 2019, we continued our multi-year transformation from negative cash flow equipment maker to a positive operating cash flow and asset-light solar project developer. We switched our long-term growth strategy from focusing on our traditional market in China to a global expansion roadmap. We now primarily focus on the promising markets in the United States and Europe. We already obtained a leading market share in Poland and Hungary, as well as within some states in the United States such as Minnesota and New York. We moved our headquarters to Connecticut, the United States where our senior management team will be based going forward.

In addition, we successfully recruited a new management team with tremendous industry insights and experiences that we believe will contribute to our long-term growth following our global expansion strategy. We appointed Mr. Yumin Liu as the chief executive officer. Mr. Liu brings to us more than 20 years of experience in energy management, power generation and solar technology sectors. Before joining us, he was a highly successful and prominent executive at Canadian Solar Inc., a leading global manufacturer of solar photovoltaic modules and provider of solar energy solutions. We appointed Mr. Ke Chen as our chief financial officer. Mr. Chen has over 13 years of experience in the global capital markets, including vast investment experiences in solar industry in China. He is aligned with one of our largest shareholders, Shah Capital, and is highly incentivized to drive shareholder-friendly disclosure and outreach policies.

As of December 31, 2019, we have completed an accumulated 779 MW of solar power projects, including about 11 MW of new installations in China, 17 MW of ground mounted projects in Europe, 24 MW of utility- scale projects in the U.S, and 7MW of Fit projects in Canada. We were operating approximately 216 MW solar power projects globally as of December 31, 2019, including 172 MW in China, and recorded electricity generation revenue from these projects. As of December 31, 2019, our late-stage pipeline totaled 417 MW, including 193 MW in the United States, with a COD within 2020 and 2022, of which 30MW of the solar power projects were under construction.

For details of our project pipeline, see “Item 4. Information on the Company—B. Business Overview—Our Solar Power Projects⸺Project Pipeline.”

Our net revenue from continuing operations decreased from $103.0 million in 2017 to $96.9 million in 2018 and increased to $119.1 million in 2019. We recorded an operating loss of $0.1 million and a net loss of $11.7 million in 2019, compared to an operating income of $15.5 million and a net income of $5.1 million in 2018 and an operating income of $6.6 million and a net loss of $34.5 million in 2017. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Overview of Financial Results—Net Revenue”.

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

Availability and Prices of Solar Modules and other Components

We use solar modules to develop our solar power projects. The market price of solar modules may fluctuate as a result of economic conditions and the relative supply and demand for solar modules.

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

The demand for our solar power projects in our current, targeted and potential markets can be affected by the availability of such government subsidies and economic incentives. A significant reduction in the scope or discontinuation of government subsidies and incentive programs, especially those in our target markets, could cause demand for our solar power products and their prices to decline. The decline of the prices of modules may otherwise benefit our downstream solar power projects by reducing the construction costs and may in turn alleviate the negative impact. Nevertheless, significant reduction in the scope or discontinuation of government subsidies and incentive programs may still have a material adverse effect on our business, financial condition, results of operations and prospects.

Solar Power Project Development

In 2019, 2018 and 2017, we recognized $90.1 million, $48.8 million and $64.8 million of net revenue from continuing operations from the sales of our solar power projects, representing approximately 75.6%, 50.3% and 63.0% of our total net revenue from continuing operations. Our solar power project development activities have expanded over the past several years through a combination of organic growth and acquisition of project development rights. We develop our solar power projects with a view to selling them. Our ability to identify and engage credit-worthy purchasers timely and to negotiate favorable selling price and payment terms directly affects our profitability. If we are unable to identify and appropriate purchasers in the short term, we may also determine to own and operate certain projects from time to time and earn revenue by generating and selling electricity to the grid companies. We expect that our revenues from the sale of solar power projects and its importance to our overall business will continue to increase in the following years.

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

Operation of Solar Power Project and Generation of Electricity

Our current business includes operation of our IPP portfolios. Revenues from the IPP business may be affected by the demand of our electricity, our ability to generate electricity, electricity sales price and operating costs. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business.”

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

	Year ended December 31, 2017
	Solar power project development	Electricity generation revenue	EPC services	Other	Total
Net revenue	$64,837,042	$12,247,320	$25,853,288	$36,349	$102,973,999
Gross profit	$3,575,775	$7,031,670	$3,524,310	$-	$14,131,755

	Year ended December 31, 2018
	Solar power project development	Electricity generation revenue	EPC services	Other	Total
Net revenue	$48,784,766	$29,257,928	$18,544,164	$319,477	$96,906,335
Gross profit	$7,052,170	$17,673,474	$3,329,402	$14,701	$28,069,747

	Year ended December 31, 2019
	Solar power project development	Electricity generation revenue	EPC services	Other	Total
Net revenue	$90,096,551	$28,712,942	$69,751	$237,780	$119,117,024
Gross profit/(loss)	$17,571,303	$16,763,190	$(178,414)	$69,969	$34,226,048

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

The following table summarizes the Company’s revenues generated by the geographic location of customers:

	Years ended December 31,
	2017	2018	2019
China	$67,533,887	$45,395,811	$24,470,827
United States	18,323,947	15,445,744	9,277,514
Romania	4,844,238	1,824,411	3,193,215
England	7,271,370	31,169,458	3,853,687
Turkey	4,995,648	2,129,085	-
France	4,909	941,826	730,962
Poland	-	-	59,884,835
Hungary	-	-	17,705,984
Total	$102,973,999	$96,906,335	$119,117,024

We expect the revenue from solar power project continue to increase generally in parallel with our business growth. However, the COVID-19 outbreak has brought uncertainties and interruptions to the global economy which are beyond our control. Our financial performance for the first quarter had been adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We face risks related to health epidemics and other outbreaks.”

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

Gross Margin

Our gross margin is affected by changes in our net revenue and cost of revenue. Gross margin from continuing operations is affected by 1) the gross margin of each individual solar power project we sell, which is determined by our ability to negotiate the sales price and our ability to effectively control the project acquisition and development costs, 2) the gross margin of each individual solar power project we operate, which is determined by revenues from the sale of electricity generated from our operated solar power projects and our ability to effectively control the operation costs, and 3) the gross margin of each individual EPC services we provide, which is determined by our ability to negotiate the sales price and our ability to effectively control the engineering, procurement and construction costs.

Our gross margin increased from 13.7% in 2017 to 29.0% in 2018, primarily due to the increase of revenue from electricity generation revenue, which has a relatively higher gross margin comparing to other segments. Our gross margin slightly decreased from 29.0% in 2018 to 28.7% in 2019.

Operating Expenses

Our operating expenses primarily include sales and marketing expenses, general and administrative expenses and gains or losses on disposal of property, plant and equipment and project assets.

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

Other Operating Income and Expenses

Other operating income (expenses) primarily consists of discount charges of long-term receivables, compensation income and expenses, cancellation loss of project assets and disposal gain or loss of projects assets and property, plant and equipment.

Non-operating Income and Expenses

Our non-operating income and expenses consist primarily of interest income, interest expenses, foreign currency exchange gains or losses, gains on the repurchase of convertible notes, gains or losses on derivatives, and other losses.

Our interest income represents interest on our cash balances and the recognition of the discounted interest income on the feed-in tariff(s) (FIT) for the electricity sold. Our interest expenses relate primarily to our short-term and long-term borrowings from banks and other financing parties, less capitalized interest expenses to the extent they relate to our capital expenditures.

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

Under the Provisional Regulation of China on Value Added Tax and its implementing rules, all entities and individuals engaged in the sale of goods, the provision of processing, repairs and replacement services, and the importation of goods into China are generally required to pay VAT at a rate of 17% of the gross sales proceeds received, less any deductible VAT already paid or borne by the taxpayer. Effective from 1 May 2018, the VAT rate on goods sales is adjusted to 16%. Effective from April 1, 2019, the VAT rate on goods sales is adjusted to 13%.

If it is more likely than not that some or all of the deferred tax assets will not be realized, we will provide for valuation allowances based on available evidence. As of December 31, 2019, our PRC subsidiaries had net operating losses carry forwards of $9.2 million, of which $0.1 million, $0.9 million, $0.2 million and $8 million will expire in 2021, 2022, 2023 and 2024, respectively.

We consider positive and negative evidence to determine whether some portion or all of the deferred tax assets will not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, our experience with tax attributes in China expiring unused and tax planning alternatives. We have considered the following possible sources of taxable income when assessing the realization of deferred tax assets:

•	tax planning strategies;
•	future reversals of existing taxable temporary differences; and
•	further taxable income exclusive of reversing temporary differences and carry forwards.

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible for tax purposes. As a result, we recognized a valuation allowance against tax loss carry forwards for continuing operations of $5.5 million and $11.5 million as of December 31, 2018 and 2019, respectively.

In 2019, we had overseas operations in the jurisdiction of the United States, Canada, Republic of Romania, the United Kingdom, Poland, Hungary, Spain, France and India. The corporate income tax rates in these jurisdictions range from 0% to 35%.

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

Revenue recognition

Under ASC 606 (effective from January 1, 2018)

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

For sales agreements that have energy generation performance guarantees covering a certain timeframe or the availability guarantee in the O&M contract, if there is an underperformance event, the Company may incur liquidated damages as a percentage of the EPC contract price or as a percentage of O&M fees. Such performance guarantees represent a form of variable consideration and are estimated at contract inception at their most likely amount and updated at the end of each reporting period as additional performance data becomes available and only to the extent that it is probable that a significant reversal of any incremental revenue will not occur. All EPC contracts had been completed by December 31, 2018, thus there were no active EPC contracts in 2019.

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

The Company bills the customer based on progress billing terms in the contract. Accounts receivable from EPC services (unbilled) represents revenue that has been recognized in advance of billing the customer, which is common for long-term construction contracts. The Company typically recognizes revenue from contracts for the construction and sale of PV solar power systems over time using cost based input methods, which recognizes revenue and gross profit as work is performed based on the relationship between actual costs incurred compared to the total estimated costs of the contract. Accordingly, revenue could be recognized in advance of billing the customer, resulting in an amount recorded to “Accounts receivable from EPC services (unbilled)” as disclosed in Note 4 to the Financial Statements. Once the Company has an unconditional right to consideration under a construction contract, the Company typically bills the customer accordingly and reclassifies the “Accounts receivable from EPC services (unbilled)” to “Accounts receivable from EPC services (billed)”. Billing requirements vary by contract but are generally structured around the completion of certain construction milestones. Certain of the EPC contracts for PV solar power systems contain retainage provisions. Retainage represents contract costs for the portion of the contract price earned for work performed but held for payment by the customer as a form of security until certain defined timeframe has been reached. The Company considers whether collectability of such retainage is reasonably assured in connection with our overall assessment of the collectability of amounts due or that will become due under the EPC contracts. Retainage included within “Accounts receivable from EPC services (unbilled)” is expected to be billed and collected within the next 12 months. After the Company has satisfied the EPC contract requirements and has an unconditional right to consideration, the retainage is billed and reclassified to “Accounts receivable from EPC services (billed)”. Refer to Note 4 for detail breakdown of the “Accounts receivable from EPC services (unbilled)” and “Accounts receivable from EPC services (billed)” amounts.

For EPC services, the Company provides a limited assurance only warranty for the modules, materials and construction part of the power plants. Although the Company subcontracts the construction to third party developers and purchase the raw materials and modules from third party suppliers, the Company is the primary obligor for the limited warranties such as solar module product warranty for a period of five to ten years, warranties for defects in engineering design, installation, workmanship for a period of one to two years and recorded as a liability in the Consolidated Balance Sheets. Nevertheless, the Company has a legally enforceable right to recover these warranties from the subcontractor and suppliers as these parties have contracted with the Company to assume these warranty obligations, and that the Company will also record receivables in the Consolidated Balance Sheets for expected reimbursement in amounts that the Company believe are probable. EPC warranty expenses and expected recovery amounts related to warranties are recorded net of expense in the Consolidated Statement of Operations on the basis that the amounts provided by the subcontractor and suppliers are a reimbursement of our costs. As of December 31, 2018 and 2019, the related liabilities and receivables are not material, and the related expenses for the three years ended December 31, 2017, 2018 and 2019 are not material.

Electricity generation revenue

The Company recognizes electricity generation revenue generated from power plants owned and operated by the Company over time as the customer receives and consumes the benefits as the Company performs. In recognizing revenue overtime, the Company follows the output method and uses the actual electricity supplied in order to determine the progress forwards completion and calculate the corresponding amount of revenue and profit to recognize. The electricity generation records are reconciled with the power grid companies and the price of electricity is based on a fixed unit price according to the power purchase arrangement with the power grid companies. The Company is entitled to the feed-in tariff(s) (FIT) that the government guaranteed and subsidized electricity sale price at which solar power projects can produce green energy. The Company recognizes the FIT as part of the electricity generation revenue when the entitlement to receipt of such FIT is fulfilled. Accounts receivable from such FIT are expected to be collected beyond 12 months, thus are discounted at an effective interest rate and recorded as a non-current asset.

Revenue from green certificates

The Company receives green energy certificates based on electricity generated from the power plants in a subsidiary. The Company sells these certificates to buyers who can then meet the mandatory government quota per year for green energy produced. The Company believes that these green certificates are a government incentive and the sale of green energy certificates does not fall into derivative and lease accounting scope. The Company recognizes revenue for the sale at a point in time once the control of green certificates has been transferred to the buyers according to the green certificate purchase arrangement. The consideration of selling green certificates sold is fixed as stated in the purchase arrangement.

For the years ended December 31, 2017, 2018 and 2019, revenues from sale of green certificates were $4,184,724, $883,741 and $1,957,109, respectively, and are included in electricity generation revenue.

Value added tax (“VAT”)

Value added tax (“VAT”) at differentiated rates on invoice amount is collected on behalf of the tax authorities in respect of the different types of revenues and is not recorded as revenue. VAT paid for purchases, net of VAT collected from customers, is recorded as an asset.

Under ASC 605 (effective before January 1, 2018)

Solar power project development

a) Sale of project assets

The Company recognized revenue from the sale of project assets in accordance with ASC 360-20, Real Estate Sales. For these transactions, the Company has determined that the project assets, which represented the costs of constructing solar power projects, represented “integral” equipment and as such, the entire transaction is in substance the sale of real estate and subject to the revenue recognition guidance under ASC 360-20 Real Estate. Under the provisions of real estate accounting, the Company recognized revenue under full accrual method when all of the following requirements are met: (a) the sales are consummated; (b) the buyer’s initial and continuing investments are adequate to demonstrated its commitment to pay; (c) the receivable is not subject to any future subordination; and (d) the Company has transferred the usual risk and rewards of ownership to the buyer. Specifically, the Company considers the following factors in determining whether the sales have been consummated: (a) the parties are bound by the terms of a contract; (b) all consideration has been exchanged; (c) permanent financing for which the seller is responsible has been arranged; and (d) all conditions precedent to closing have been performed, and the Company does not have any substantial continuing involvement with the project.

For sales agreements that have energy generation performance guarantees covering a certain timeframe, if there is an underperformance event, the Company may incur liquidated damages as a percentage of the EPC contract price. The Revenue recognized is reduced by the maximum amount of the payable liquidated damage, which amount is deferred until the end of the guaranteed period.

For sales agreements that have conditional repurchase clauses if certain events occur, such as not achieving specified guaranteed performance level within a certain timeframe, the Company will defer and will not recognize revenue on such sales agreements until the conditional repurchase clauses are of no further force or effect and all other necessary revenue recognition criteria have been met.

b) Sale of project asset rights

The Company also sells the project rights to customers through the disposal of project companies holding the relevant permits. For these transactions, the project companies could either own the land or lease the land under the lease term that could cover the entire power plant’s life. For the transactions with the land owned, the Company accounts the entire transaction under the revenue recognition guidance of ASC 360-20 Real Estate. Under the provisions of real estate accounting, the Company recognizes revenue under full accrual method when all of the requirements mentioned in the sale of project assets above are met. For the transactions with the land leased, the Company recognizes revenue when the revenue is realized or realizable and earned in accordance with ASC 605-10-S99-1. In these transactions, the Company is also responsible for locating the electricity end subscribers for certain percentage of the entired contract consideration. A consideration reduction will occur if the located end subscribers don’t reach to a defined threshold per the contract terms. The portion of the revenue is not recognized until the contingency has been removed, that is when the relevant subscription agreements are effective. Costs incurred during the course of obtaining permits are capitalized and recorded in project assets before the sale of project rights is completed.

c) Jointly arrangements of power projects for sale

The Company also entered into cooperation arrangement to jointly construct power projects for sale. In the arrangement, the Company’s performance obligations generally including design, engineering, procurement of all PV modules, materials needed for the projects and locating end subscriptions, while the counterparty is the primary obligor for constructing the power projects under the joint cooperation agreement, holds the ownership of the land and power projects and sell the power projects. The Company and the counterparty each generally received 50% of the total selling price of the power projects. The Company recognized revenue, representing 50% of the selling price of the power projects, from this arrangement when the revenue is realized or realizable and earned in accordance with ASC 605-10-S99-1, which is normally when the power projects are sold to the external buyers, when all of the following requirements are met: (a) persuasive evidence of an arrangement exists; (b) delivery has occurred or services have been rendered; (c) the seller’s price to the buyer is fixed or determinable; and (d) collectability is reasonably assured.

EPC Services

The Company provides engineering, procurement and construction (“EPC”) services under the EPC contracts to design and build the power plant on customer’s site per customer’s request.

The Company generally recognized revenue for EPC services over time using a percentage-of completion method as the Company’s performance creates or enhances an energy generation asset controlled by the customer per ASC 605-35. In applying the percentage-of-completion method, the Company follows the cost-to-cost method and used the actual costs incurred relative to the total estimated costs (including module costs) in order to determine the progress towards completion and calculate the corresponding amount of revenue and profit to recognize. Costs incurred include direct materials, solar modules, labor, subcontractor costs, and those indirect costs related to contract performance, such as indirect labor and supplies. When contracts specify that title to direct materials and solar modules transfers to the customer before installation has been performed, the Company will not recognize revenue or the associated costs until those materials are installed and have met all other revenue recognition requirements.

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

If estimated total costs on any contract are greater than the net contract revenues, the Company recognized the entired estimated loss in the period the loss becomes known. The cumulative effect of the revisions to estimates related to net contract revenues and costs to complete contracts, including penalties, claims, change orders, performance incentives, anticipated losses, and others are recorded in the period in which the revisions to estimates are identified and the amounts can be reasonably estimated. The effect of the changes on future periods are recognized as if the revised estimates had been used since revenue was initially recognized under the contract. Such revisions could occur in any reporting period, and the effects may be material depending on the size of the contracts or the changes in estimates.

The Company bills the customer based on progress billing terms in the contract. Accounts receivable from EPC services (unbilled) represents revenue that has been recognized in advance of billing the customer, which is common for long-term construction contracts. The Company typically recognized revenue from contracts for the construction and sale of PV solar power systems over time using cost based input methods, which recognizes revenue and gross profit as work is performed based on the relationship between actual costs incurred compared to the total estimated costs of the contract. Accordingly, revenue could be recognized in advance of billing the customer, resulting in an amount recorded to “Accounts receivable from EPC services (unbilled)” as disclosed in Note 4. Once the Company has an unconditional right to consideration under a construction contract, the Company typically bills the customer accordingly and reclassified the “Accounts receivable from EPC services (unbilled)” to “Accounts receivable from EPC services (billed).” Billing requirements vary by contract but are generally structured around the completion of certain construction milestones. Certain of the EPC contracts for PV solar power systems contain retainage provisions. Retainage represents contract costs for the portion of the contract price earned for work performed, but held for payment by the customer as a form of security until certain defined timeframe has been reached. The Company considered whether collectability of such retainage is reasonably assured in connection with the Company’s overall assessment of the collectability of amounts due or that will become due under the EPC contracts. Retainage included within “Accounts receivable from EPC has services (unbilled)” is expected to be billed and collected within the next 12 months. After the Company has satisfied the EPC contract requirements and has an unconditional right to consideration, the retainage is billed and reclassified to “Accounts receivable from EPC services (billed).” Refer to Note 4 for detail breakdown of the “Accounts receivable from EPC services (unbilled)” and “Accounts receivable from EPC services (billed)” amounts.

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

Electricity generation revenue

The Company recognized electricity generation revenue for company operated power plant when persuasive evidence of a power purchase arrangement with the power grid company exists, electricity has been generated and been transmitted to the grid and the electricity generation records are reconciled with the grid companies, the price of electricity is fixed or determinable and the collectability of the resulting receivable is reasonably assured. Note that the Company is entitled to the feed-in tariff(s) (FIT) that the government guaranteed and subsidized electricity sale price at which solar power projects can produce green energy. The Company recognizes the FIT as part of the electricity generation revenue when the entitlement to receipt of such FIT is fulfilled.

Revenue from green certificates

The Company received green energy certificates based on electricity generated from the power plants in a subsidiary. The Company sells these certificates to buyers who can then meet the mandatory government quota per year for green energy produced. The Company believed that these green certificates are a government incentive and the sale of green energy certificates does not fall into derivative and lease accounting scope. The Company recognized revenue for the sale in accordance with ASC 605-10-S99-1 when persuasive evidence of a green certificate purchase arrangement with the buyer exists, green certificates have been delivered to the buyer, the price of total green certificates sold is fixed or determinable and the collectability of the resulting receivable is reasonably assured.

Value added tax (“VAT”)

Value added tax (“VAT”) at differentiated rates on invoice amount is collected on behalf of tax authorities in respect of the different types of revenues and is not recorded as revenue. VAT paid for purchases, net of VAT collected from customers, is recorded as an asset.

Changes in Accounting Principles

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

In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-02, Leases (Topic 842), to increase transparency and comparability among organizations by recognizing right-of-use assets and lease liabilities on the balance sheet for all leases with terms longer than 12 months and disclosing key information about leasing transactions. Leases are classified either operating or finance, with such classification affecting the pattern of expense recognition in the income statement. The effective date of the new standard is for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years. In July 2018, the FASB issued ASU 2018-11, Leases (Topic 842), which provided a transition to change to not restate comparative periods for the effects of applying the new standard. This transition election permits entities to change the date of initial application to the beginning of the earliest comparative period presented, or retrospectively at the beginning of the period of adoption through a cumulative-effect adjustment.

The Company adopted ASC 842 on January 1, 2019 and elected to apply the standard retrospectively at the beginning of the period of adoption through a cumulative-effect adjustment which, among other things, allowed the Company not to reassess prior conclusions related to contracts containing leases or lease classification. See “Item 5. Operating and Financial Review and Prospects—Recently Accounting Pronouncements—Recently adopted accounting pronouncements.”

Deferred project revenue

Deferred project revenue mainly represents customer payments received, or customer billings made under the terms of solar power project related sales contracts for which revenue recognition for real estate transactions have not yet been met. The associated solar power project related costs are included as deferred project costs. We classify such amounts as current or noncurrent depending on when all revenue recognition criteria are expected to be met, consistent with the classification of the associated deferred project costs.

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

During the development phase, these project assets are accounted for in accordance with the recognition, initial measurement and subsequent measurement subtopics of ASC 970- 360, as they are considered in substance real estate. While the solar power projects are in the development phase, they are generally classified as non-current assets, unless it is anticipated that construction will be completed, and sale will occur within one year.

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

Segment Operations

In 2016 and prior to September 2017, we operated in three principal reportable business segments, namely wafer sales segment, cell and module sales segment and solar power projects segment. In September 2017, we completed a disposition of our manufacturing businesses, including polysilicon, solar wafer, solar cell and solar module manufacturing, as well as the LED distribution business. As a result, we have transformed into a solar project developer and operator, a pure downstream player with pipeline projects around the world. We currently separate the solar power project segment into three reportable segments, including solar power project development, electricity generation revenue and EPC services. Ancillary revenues and expenses and other unallocated costs and expenses are recorded in other.

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

The following table sets forth a summary, for the periods indicated, of our consolidated results of operations with each item expressed.

	Year ended December 31,
	2017	2018	2019
Net revenue:
Solar power project development	$64,837,042	$48,784,766	$90,096,551
Electricity generation revenue	12,247,320	29,257,928	28,712,942
EPC services	25,853,288	18,544,164	69,751
Other	36,349	319,477	237,780
Total net revenue	102,973,999	96,906,335	119,117,024
Cost of revenue	(88,842,244)	(68,836,588)	(84,890,976)
Gross profit	14,131,755	28,069,747	34,226,048

Operating (expenses)/income:
Sales and marketing	(1,710,024)	(885,803)	(750,461)
General and administrative	(6,179,274)	(10,199,524)	(15,757,147)
Other operating income/(expenses)	313,153	(1,452,532)	(11,802,629)
Impairment loss of assets	-	-	(6,880,115)
Total operating expenses	(7,576,145)	(12,537,859)	(35,190,352)

Income/(loss) from operations	6,555,610	15,531,888	(964,304)

Non-operating (expenses)/income:
Interest income	51,403	193,552	822,915
Interest expense	(3,936,302)	(8,703,904)	(9,159,818)
Foreign exchange (losses)/gains	894,704	(2,460,812)	(1,273,899)
Other income/(loss)	(43,516)	346,965	-
Total non-operating expenses	(3,033,711)	(10,624,199)	(9,610,802)

Income/(loss) before income tax	3,521,899	4,907,689	(10,575,106)
Income tax benefit/(expense)	(322,068)	188,791	(1,105,049)

Income/(loss) from continuing operations, net of tax	3,199,831	5,096,480	(11,680,155)
Discontinued operations
Gain on disposal of discontinued operations before income taxes	106,292,213	-	-
Loss from operations of discontinued operations before income taxes	(79,782,830)	-	-
Income tax benefit	4,748,324	-	-
Income from discontinued operations, net of tax	31,257,707	-	-
Net income/(loss)	$34,457,538	$5,096,480	$(11,680,155)
Less: Net/(loss) income attributed to noncontrolling interests	-	3,336,769	(2,848,932)
Net income/(loss) attributed to ReneSola Ltd	$34,457,538	$1,759,711	$(8,831,223)

Income/(loss) attributed to ReneSola Ltd per ADS from continuing operations
Basic	$0.13	$0.05	$(0.22)
Diluted	$0.13	$0.05	$(0.22)
Income attributed to ReneSola Ltd per ADS from discontinued operations
Basic	$1.27	$-	$-
Diluted	$1.27	$-	$-
Weighted average number of ADS used in computing income/(loss) per ADS*
Basic	24,689,929	38,075,293	40,595,551
Diluted	24,690,529	38,075,293	40,595,551

*Each ADS represents 10 ordinary shares.

	Year ended December 31,
	2017	2018	2019
Net income/(loss)	$34,457,538	$5,096,480	$(11,680,155)
Other comprehensive income/(loss), net of tax of nil:
Foreign currency translation adjustment	11,513,216	(2,541,550)	226,014
Release of translation difference due to disposal of discontinued operation	(64,984,682)	-	-
Other comprehensive loss	(53,471,466)	(2,541,550)	226,014
Comprehensive income/(loss)	(19,013,928)	2,554,930	(11,454,141)
Less: Comprehensive income/(loss) attributed to noncontrolling interests	-	3,050,313	(4,257,484)
Comprehensive loss attributed to ReneSola Ltd	$(19,013,928)	$(495,383)	$(7,196,657)

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Net Revenue. Our net revenue from continuing operations increased from $96.9 million in 2018 to $119.1 million in 2019 primarily due to (i) the increase of the revenue from our solar power project development of $41.3 million, mainly as a result of the increase of our sales of project assets in Poland and Hungary; (ii) the decrease of the revenue from our EPC services of $18.5 million because of a change of our business strategy to deemphasize our EPC services segment going forward and (iii)The decrease of the revenue from electricity generation revenue of $0.6 million which resulted from the sale of certain DG projects in China.

Cost of Revenue. Our cost of revenue for continuing operations increased from $68.8 million in 2018 to $84.9 million in 2019. Our cost of revenue associated with solar power project development is relatively higher than the cost of revenue of electricity generation. The increase of our cost of revenue is aligned with the increased percentage of solar power project development revenue in our total net revenue.

Gross Profit. Gross profit from continuing operations for 2019 was $34.2 million, compared to a gross profit of $28.1 million in 2018. We were able to maintain a relatively stable gross margin of 28.7% for 2019, compared to a gross margin of 29.0% in 2018.

Sales and Marketing Expenses. Sales and marketing expenses for continuing operations decreased from $0.9 million in 2018 to $0.8 million in 2019 which was aligned with our cost saving strategy.

General and Administrative Expenses. General and administrative expenses for continuing operations increased from $10.2 million in 2018 to $15.7 million in 2019, primarily due to the increase of bad debt allowance of $7.0 million provided in 2019 for certain customers which the Company deemed there was a credit risk of such balances, and partially offset by the decrease of other general and administrative expenses which was aligned with our cost saving strategy.

Other Operating Expenses. Other operating expenses for continuing operations increased from $1.5 million in 2018 to $11.8 million in 2019. Our other operating income/expenses consisted primarily of discount charges of long-term receivables, compensation income and expenses, and disposal gain or loss of projects assets and property, plant and equipment. The increase in our other operating expenses was mainly due to (i) cancellation loss of project assets of $6.4 million in U.S. and (ii) increased loss on disposal of property, plant and equipment of $3.9 million in China.

  Impairment loss of assets. Impairment loss on assets was $6.9 million in 2019 and nil in 2018, primarily because we adjusted the net asset value of a solar power plant in China that we sold in 2019.

Interest Income and Expenses. Our interest income from continuing operations increased from $0.2 million in 2018 to $0.8 million in 2019, primarily due to the recognition of the discounted interest income on receivables from feed-in tariff(s) (FIT) for electricity sold. Our interest expenses for continuing operations increased from $8.7 million in 2018 to $9.2 million in 2019, primarily due to the increased average outstanding principal in 2019.

Foreign Exchange Losses. Foreign exchange loss from continuing operations decreased from $2.5 million in 2018, to $1.3 million in 2019, primarily due to a loan borrowed by our Poland subsidiary in Euro and the subsequent depreciation of the Polish złoty in 2018. The loan was repaid in 2019.

Income Tax Benefit (Expense). We had income tax expense for continuing operations of $1.1 million in 2019, compared to an income tax benefit of $0.2 million in 2018. The income tax expense in 2019 mainly resulted from the taxable income from the power projects sold in Poland and Hungary.

Net Income (Loss). As a result of the foregoing, we had a net loss from continuing operations of $11.7 million in 2019, compared to a net income of $5.1 million in 2018.

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

  Disposition of Manufacturing Businesses and the LED Distribution Business

In September 2017, we completed a non-cash restructuring following which, among other things, substantially all of the assets and liabilities related to our manufacturing businesses, including polysilicon, solar wafer, solar cell and solar module manufacturing, as well as the LED distribution business were transferred into ReneSola Singapore Pte. Ltd. Upon the closing of this restructuring, all the issued shares of ReneSola Singapore Pte. Ltd. were transferred to Mr. Xianshou Li, our previous chairman and previous chief executive officer.

As a result of our business restructuring in September 2017, bank borrowings in an aggregate amount in excess of RMB3 billion ($461 million) related to the transferred businesses, or the Bank Borrowings, will no longer be consolidated on our balance sheet as all have been assumed by the buyer, ReneSola Singapore Pte. Ltd. agreed to cancel approximately $217.4 million of accounts and other payable owed by us and we issued 180 million of our shares of no par value per share to ReneSola Singapore Pte. Ltd. Mr. Xiaoshou Li, our previous chairman and previous chief executive officer, and his spouse have provided personal guarantee for a majority of the Bank Borrowings.

We recognized a gain of $106.3 million because of the disposition in September 2017.

B.	Liquidity and Capital Resources

Liquidity and Capital Resources

In September 2017, we completed a non-cash restructuring following which, among other things, substantially all of the assets and liabilities related to our manufacturing businesses, including polysilicon, solar wafer, solar cell and solar module manufacturing, as well as the LED distribution business were transferred into ReneSola Singapore Pte. Ltd. Upon the closing of this restructuring, all the issued shares of ReneSola Singapore Pte. Ltd. were transferred to Mr. Xianshou Li, our previous chairman and previous chief executive officer. As a result, bank borrowings in excess of RMB3 billion ($461 million) related to the transferred businesses will no longer be consolidated on our balance sheet as all have been assumed by the buyer, ReneSola Singapore Pte. Ltd. agreed to cancel approximately $217.4 million of accounts and other payable owed by us and we issued 180 million ordinary shares to ReneSola Singapore Pte. Ltd. As of December 31, 2019, our debt-to-asset ratio, which is total liabilities divided by total assets, was improved and decreased to 57.0% from 67.0% as of December 31, 2018.

For the year ended December 31, 2019, we had generated positive operating cash flow of $55.9 million, negative working capital and loss from operations but we extended the terms of our short-term borrowings of $28.3 million which are now due in March 2021. We believe that our cash and cash equivalents, project assets, and continued support from financial institutions, fund investors and financing lease companies, in the form of renewed and additional short-term or long-term financings (including development loans, construction loans and project financings) and equity contribution, will be sufficient to meet our working capital and capital expenditure needs that will arise in 2020 and will be sufficient for the next 12 months from filing date of this annual report. We intend to continue to carefully execute our operating plans and manage credit and market risk. However, if our financial results or operating plans change from our current assumptions, our liquidity could be negatively impacted.

As part of our financing policy, we expect to continue to finance our liquidity needs mainly with cash flows from our operating activities. We continuously evaluate opportunities to pursue acquisitions or engage in strategic transactions. We expect to finance any significant future transaction with a combination of cash, long-term indebtedness and the issuance of shares of our company. As of December 31, 2019, significant components of our working capital were as follows:

•	Our total current assets were $103.1 million, including cash and cash equivalents of $24.3 million.

•	We had current project assets of $32.1 million in our late stage projects under development. Although we believe we will be able to sell such project assets at a profit, if we are unable to sell these project assets at reasonable prices in the near term, our liquidity may be negatively affected.

•	Our advances to suppliers, current portion, which are unsecured, were $0.2 million as of December 31, 2019.

•	Our current liabilities as of December 31, 2019 included short-term bank borrowings of $35.8 million, among which $28.3 million was extended and is not due until March 2021.

Cash generated from operations, external financing, and related party credit are our primary sources of operating liquidity, and we believe that cash flows from operations combined with our existing cash and cash equivalents, and facilities currently available, and those expected to be renewed will be sufficient to satisfy our obligations when they become due.

We have performed a review of our cash flow forecast for at least the twelve months following the issuance date of this 20-F. We expect the solar power project business to generate positive cash inflow in the forecasted period. In addition, we plan to continue our financing arrangements, such as renew and enter into new bank borrowings and financing lease and other arrangements and equity contributions to meet working capital and expenditure requirements.

Based on the above factors, we believe that adequate sources of liquidity exist to fund our working capital and capital expenditures requirements, and to meet our current debt obligations, other liabilities and commitments as they become due for at least twelve months from the issuance date of this 20-F.

Borrowings

Short-term Borrowings

As of December 31, 2019, we had outstanding short-term borrowings of $35.8 million. We have maintained our level of short-term bank borrowings to meet our working capital requirements for capital expenditures or other corporate uses, and we have not experienced any financial difficulty with respect to any repayment of our borrowings.

Bond payable

In January 2019, our Luxembourg subsidiary issued a bond to an investor in France for the purpose of financing the Company’s PV plant projects in Poland and Hungary totaling €11.5 million ($12.9 million). The bond has a maturity date in March 2020. The balance of the bond as of December 31, 2019 was €2.2 million ($2.5 million).

Interest rates are fixed for the bond payable. The weighted average interest rate of bond payable in the year ended December 31, 2019 was 6.75%.

Long-term Borrowings and Other Liabilities

As of December 31, 2018 and 2019, we had outstanding long-term borrowings with remaining terms of more than one year of $41.4 million and $3.4 million, respectively. The long-term financing set forth below are the arrangements that we believe are important to our operation and business.

In March 2013, our Korean subsidiaries borrowed two four-year term loans from a lender in Korea totaling Korean Won 35.7 billion ($30.9 million) to be repaid in March 2017. In 2017, we extended the maturity date by three years to March 2020. The proceeds from these loans were used to finance our PV plant projects in Romania. The balance of the loan as of December 31, 2019 was ₩32.7 billion ($28.3 million). In March 2020, the subsidiaries have further extended the maturity date by one year to March 2021.

In January 2019, our United Kingdom subsidiary obtained a long-term loan from a lender in the UK totaling £3 million ($3.9million). As of December 31, 2019, the utilized amount was £2.8million ($3.7million) including the current portion of $0.3million. The long-term loan has a maturity date of August 2025. The proceeds from this loan were used to refinance existing indebtedness and for general corporate purposes.

Interest rates are fixed for the above long-term bank financing. The weighted average interest rate of long-term borrowings was 5.80%, 5.86% and 4.57% in the years ended December 31, 2017, 2018 and 2019, respectively.

Our long-term financing arrangements contain restrictive covenants, including requirements obliging us to (i) obtain lender’s prior approval before entering into any transaction over certain amount after the completion of the construction and commencement of operation of the relevant project assets, (ii) obtain lender’s prior consent before opening any bank account other than the existing bank account with the lender, and (iii) upon lender’s request, ensure that at least one director designated by the lender be appointed as a director of the operating entity of the relevant project assets and/or the Company. In addition, we are required to comply with certain financial ratios, such as debt-service coverage ratio and loan life coverage ratio. As of December 31, 2019, we were in compliance with all debt covenants under our outstanding long-term financings. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Restrictive covenants and undertakings under our project financing arrangements and loan arrangements may limit the manner in which we operate and an event of default under the loan may adversely affect our operations.”

Guarantees

As of December 31, 2018, short-term borrowings of $3.4 million and long-term borrowings of $82.5 million including current portion of $41.1 million were jointly guaranteed by the Company and its subsidiaries.

As of December 31, 2019, short-term borrowings of $7.2 million, bond payable of $2.5 million and long-term borrowings of $32.0 million including current portion of $28.6 million were jointly guaranteed by the Company and its subsidiaries.

The short-term borrowings of $7.2 million and bond payable of $2.5 million were also secured by all of the Company’s estate, right, title and interest and pledged by the shares or ownership interests of the Company and its subsidiaries, accounts receivable and VAT account of the Company and its subsidiaries. The long-term borrowings of $32.0 million including current portion of $28.6 million were also secured and pledged by the shares or ownership interests of the Company and its subsidiaries, accounts receivable, VAT account and insurance of the Company.

Our long-term borrowings contain certain restrictive covenants. We are obligatory to (i) obtain lender’s prior approval before entering into any transaction over certain amount after the completion of the construction and commencement of operation of the relevant project assets, (ii) obtain lender’s prior consent before opening any bank account other than the existing bank account with the lender, (iii) ensure that at least one director designated by the lender be appointed as a director of the operating entity of the relevant project assets and/or the Company, (iv) comply with certain financial ratios, such as debt-service coverage ratio and loan life coverage ratio. As of December 31, 2019, we were in compliance with all debt covenants under its outstanding long-term financings.

Issuance of Securities

In connection with our business restructuring in September 2017, we issued 180 million ordinary shares with a fair value of approximately $42.5 million to ReneSola Singapore Pte. Ltd., a former subsidiary prior to the business restructuring. We also issued shares under our share incentive plan.

On October 2, 2019, we issued and sold to Shah Capital Opportunity Fund LP 100,000,000 newly issued ordinary shares at a price of US$0.11 per share, for a total consideration of US$11 million. The newly issued shares are subject to a 180 day lockup period. Net proceeds from the transaction are intended to be used to expand our global project development activities.

Other than those mentioned above, in 2017, 2018 and 2019, we did not issue any other securities.

Contribution from non-controlling interest holders of subsidiaries

On April 27, 2018, our subsidiary, Zhejiang ReneSola Investment Ltd. (“ReneSola Investment”), entered into an investment agreement with Jiashan Yaozhuang Modern Service Industry Comprehensive Development Co., Ltd. (“Jiashan Development”) to increased its registered share capital by accepting investment of RMB200 million ($30.9 million). After the Capital Injection, Jiashan Development owns 40.13% of ReneSola Investment. Net proceeds are used for working capital and capital expenditures to develop and deliver solar energy projects.

On December 31, 2019, the Company subsidiary, RPNC Holdings, LLC received contribution from non-controlling interest holders of subsidiaries, Fayetteville RG Solar, LLC with a consideration of $13.1 million. Net proceeds are used for capital expenditures to construct solar energy projects.

Cash Flows and Working Capital

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2017	2018	2019
	(in thousands)
Net cash provided by/(used in) operating activities from continuing operations	$(46,684)	$(51,086)	$55,914
Net cash provided by operating activities from discontinued operations	65,114	-
Net cash provided by/(used in) operating activities	18,430	(51,086)	55,914
Net cash used in investing activities from continuing operation	(79,939)	(40,400)	(1,597)
Net cash used in investing activities from discontinued operation	(76,415)	-
Net cash used in investing activities	(156,354)	(40,400)	(1,597)
Net cash (used in)/provided by financing activities from continuing operation	52,898	85,825	(39,306)
Net cash provided by financing activities from discontinued operation	49,506	-
Net cash provided by/(used in) financing activities	102,404	85,825	(39,306)
Effect of exchange rate changes	11,613	1,258	1,087
Net increase/ (decrease) in cash and cash equivalents and restricted cash	(23,907)	(4,403)	16,098
Cash and cash equivalents and restricted cash, at the beginning of the year	37,336	13,429	9,026
Less: Cash and cash equivalents and restricted cash reclassified as assets held for sale	-	-	427
Cash and cash equivalents and restricted cash, at the end of the year	$13,429	$9,026	$24,697

Operating Activities

Net cash provided by operating activities in 2019 was $55.9 million, primarily due to (i) increase in working capital of $ 35.3 million; (ii) depreciation of $7.8 million; (iii) bad debt allowance of $7.0 million; (iv) impairment loss of assets of $6.9 million; (v) cancellation loss of project assets of $6.4 million; (vi) loss on disposal of project assets and property, plant and equipment of $3.9 million, partially offset by net loss from continuing operations of $11.7 million.

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

Investing Activities

Net cash used in investing activities in 2019 was $1.6 million for purchase of property, plant and equipment of $13.7 million, partially offset by proceeds from disposal of property, plant and equipment of $12.1 million.

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

Financing Activities

Net cash used in financing activities in 2019 was $39.3 million, primarily comprising of (i) repayment of bank and other third party borrowings of $65.5 million; (ii) repayment of bonds of $10.4 million; (iii) repayment of borrowings from related parties of $8.4 million; (iv) repayment of finance lease obligation of $6.1 million; (v) repayment of failed sale-lease back financing of $7.3 million, partially offset by (i) proceed from banks and other third party borrowings of $17.9 million; (ii) contribution from non-controlling interest holders of subsidiaries of $13.1 million; (iii) proceeds from issuance of ordinary shares, less share issuance costs, of $10.9 million; (iv) proceeds from bonds of $12.9 million; (v) borrowing from related parties of $0.8 million and (vi) proceeds from failed sale-lease back agreements of $2.8 million.

Net cash provided by financing activities in 2018 was $85.8 million, primarily comprising of (i) proceed from banks and other third party borrowings of $60.0 million; (ii) contribution from non-controlling interest holders of subsidiaries of $30.3 million; (iii) proceeds from failed sale-lease back agreements of $24.9 million; and (iv) borrowing from related parties of $17.3 million, partially offset by (i) repayment of borrowings from related parties of $20.5 million, (ii) repayment of failed sale-lease back financing of $11.5 million, (iii) repayment of banks and other third party borrowings of $9.7 million, and (iv) repayment of finance lease obligation of $5.0 million.

Net cash provided by financing activities in 2017 was $102.4 million, primarily comprising of (i) proceed from bank borrowings of $6.1 million; (ii) borrowing from related parties of $11.3 million; (iii) proceeds from failed sale-lease back agreements of $38.7 million and (iv) net cash provided by financing activities from discontinued operation of $49.5 million, partially offset by (i) repayment of borrowings from related parties of $2.0 million and (ii) repayment of finance lease obligation and failed sale-lease back financing of $1.2 million.

As of December 31, 2018, our working capital was $1.5 million. As of December 31, 2019, our working capital was negative $6.3 million.

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

Recent Accounting Pronouncements

Recently adopted accounting pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-02, Leases (Topic 842), to increase transparency and comparability among organizations by recognizing right-of-use assets and lease liabilities on the balance sheet for all leases with terms longer than 12 months and disclosing key information about leasing transactions. Leases are classified either operating or finance, with such classification affecting the pattern of expense recognition in the income statement. The effective date of the new standard is for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years. In July 2018, the FASB issued ASU 2018-11, Leases (Topic 842), which provided a transition to change to not restate comparative periods for the effects of applying the new standard. This transition election permits entities to change the date of initial application to the beginning of the earliest comparative period presented, or retrospectively at the beginning of the period of adoption through a cumulative-effect adjustment.

The Company adopted ASC 842 on January 1, 2019 and elected to apply the standard retrospectively at the beginning of the period of adoption through a cumulative-effect adjustment which, among other things, allowed the Company not to reassess prior conclusions related to contracts containing leases or lease classification. Upon commencement of a lease, the Company recognize a lease liability for the present value of the lease payments not yet paid, discounted using an interest rate that represents the Company’s ability to borrow on a collateralized basis over a period that approximates the lease term. The Company also recognize a lease asset, which represents the Company right to control the use of the underlying property, plant and equipment, at an amount equal to the lease liability adjusted for prepayments and initial direct costs. The adoption primarily affected the Company condensed consolidated balance sheet through the recognition of $37,086,249 of operating lease right-of-use assets, $38,041,898 of finance lease right-of-use assets, $35,700,672 of operating lease liabilities, and $34,130,495 of finance lease liabilities as of January 1, 2019 and the de-recognition of historical prepaid and deferred rent balances. The adoption did not have a material impact on our results of operations or cash flows.

The Company subsequently recognizes the cost of the lease on a straight-line basis over the lease term for operating leases. The Company subsequently recognizes amortization of the right-of-use asset and interest on the lease liability respectively for finance leases. Any variable lease costs, which represent amounts owed to the lessor that are not fixed per the terms of the contract, are recognized in the period in which they are incurred. Any costs included in the Company lease arrangements that are not directly related to the leased assets, such as maintenance charges, are included as part of the lease costs. Leases with an initial term of one year or less are considered short-term leases and are not recognized as lease assets and liabilities. The Company recognizes the cost of such short-term leases on a straight-line basis over the term of the underlying agreement. As of December 31, 2019, the Company recognized $23,990,913 of operating lease right-of-use assets, $24,991,789 of finance lease right-of-use assets, $23,340,689 of operating lease liabilities and $20,766,512 of finance lease liabilities.

ASC 842 provides for certain practical expedients that companies can elect to apply for purposes of adoption and implementation of the new standard. The practical expedients utilized by the Company are as follows: 1) no reassessment of whether existing contracts contain a lease, 2) no reassessment of the classification of existing lease, 3) no reassessment of initial direct costs for existing leases, 4) exclusion of leases with terms of 12 months or less from evaluation, and 5) use of the portfolio approach to determine discount rates.

The cumulative effect of the changes made to its January 1, 2019 consolidated balance sheet for the adoption of ASU 2016-02, “Leases” was as follows:

	Balance at	Adjustments due to	Balance at
	December 31, 2018	ASC 842	January 1, 2019
Assets
Prepaid expense and other current assets	$14,318,076	$(954,969)	$13,363,107
Other non-current assets	6,458,949	(430,608)	6,028,341
Property, plant and equipment, net	190,787,262	(38,041,898)	152,745,364
Operating lease right-of-use assets	-	37,086,249	37,086,249
Finance lease right-of-use assets	-	38,041,898	38,041,898
Liabilities
Accounts Payable	12,050,201	(46,328)	12,003,873
Operating lease-liabilities current	-	131,456	131,456
Other current liabilities	52,748,907	(12,279,651)	40,469,256
Failed sale-lease back and finance lease liabilities current	-	12,279,651	12,279,651
Operating lease-liabilities non-current	-	35,615,544	35,615,544

Recently issued accounting pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326), to provide financial statement users with more useful information about expected credit losses. ASU 2016-13 also changes how entities measure credit losses on financial instruments and the timing of when such losses are recorded. ASU 2016-13 is effective for fiscal years and interim periods within those years beginning after December 15, 2019, and early adoption is permitted for periods beginning after December 15, 2018. We do not expect the adoption of ASU 2016-13 to have a significant impact on our consolidated financial statements and associated disclosures.

In August 2018, the FASB issued ASU 2018-13 Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 removes the requirement to disclose: the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy; the policy for timing of transfers between levels; and the valuation processes for Level 3 fair value measurements. ASU 2018-13 requires disclosure of changes in unrealized gains and losses for the period included in other comprehensive income (loss) for recurring Level 3 fair value measurements held at the end of the reporting period and the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted. We do not expect the adoption of ASU 2018-13 to have a significant impact on our consolidated financial statements and associated disclosures.

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

On March 11, 2020, the World Health Organization declared COVID-19 a pandemic, actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and business. The COVID-19 outbreak and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economics and financial markets of many countries, including the geographical areas in which the Company operates. For further information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We face risks related to health epidemics and other outbreaks.”

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2019 to December 31, 2019 that are reasonably likely to have a material adverse effect on our net revenue, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial conditions.

E.	Off-balance Sheet Arrangements

As of December 31, 2019, we did not have any off-balance sheet arrangements that had or were reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2019:

	Payments Due by Period
Contractual Obligations	Total	less than 1 year	1-3 years	3-5 years	More than 5 years
			(in thousands)
Short-term borrowings	7,174	7,174	-	-	-
Bond payable	2,504	2,504	-	-	-
Long-term borrowings,including current portion	31,950	28,583	637	698	2,032
Operating leases	44,482	2,065	4,464	4,083	33,870
Failed sale-lease back and finance lease liabilities, including current portion	56,316	9,579	21,322	16,409	9,006
Total	142,426	49,905	26,423	21,190	44,908

For information relating to our long-term loans, including their maturity profiles and provisions that accelerate repayment obligations, see “—B. Liquidity and Capital Resources.”

Other than the contractual obligations and commercial commitments set forth above, we did not have any long-term debt obligations, finance lease obligations, operating lease obligations, purchase obligations or other long-term liabilities as of December 31, 2019.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Yumin Liu	57	Chief Executive Officer
Martin Bloom	68	Independent Director
Tan Wee Seng	65	Independent Director
Julia Xu	48	Independent Director
Sam (Kaiheng) Feng	42	Director
Ke Chen	46	Chief Financial Officer and Director
Crystal (Xinhan) Li	26	Vice President of Investment and Director
Wade (Wenjun) Li	28	President of China Region and Director
Josef Kastner	56	CEO of Europe Projects
John Ewen	50	CEO of North America

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

Mr. Ke Chen has been our director since October 2019 and our chief financial officer since November 2019. Mr. Chen is a Director at Shah Capital. He has over 13 years of experience in the global capital markets, including investing in solar industry globally. Ke will bring both capital market insight and strategic expertise to the ReneSola Board in his role as a director and our chief financial officer. Prior to joining Shah Capital, Ke worked in the pharmaceutical and biotech industries, and was an inventor who holds four patents. Ke holds an MBA from the Kenan-Flagler Business School at UNC Chapel Hill. He also holds an M.S. in Chemistry from the University of Florida and earned a B.S. from the University of Science and Technology of China.

Mr. Sam (Kaiheng) Feng has been our director since October 2019. Mr. Feng is a practicing legal professional and a partner at Zhong Lun W&D Law Firm in Shanghai. He has over 18 years of experience in the legal profession, specialized in corporate finance, private equity investment, and mergers and acquisitions in both China and overseas. He was a managing partner at a major Chinese asset management firm engaged in both fund management and investment banking. In addition to a LLB degree from Shanghai International Studies University, Sam also holds an EMBA master degree from Fudan University.

Ms. Crystal (Xinhan) Li has been our director since October 2019 and was appointed as vice president of investment in November 2019. Ms. Li joined ReneSola Power Holdings LLC in 2017, focusing on the Company’s project development efforts and collaborating closely with the M&A team in the U.S. Ms. Li is leading the effort in evaluating all new project opportunities (including potential M&A opportunities), analyzing investment environments and managing the Company's current project portfolio across different geographies. She brings extensive experience in strategy development, project management, risk analysis, and structuring complex financial transactions. Additionally, she offers new insights into ReneSola's business and growth strategy. Ms. Li holds a bachelor's degree in Economics from New York University.

Mr. Wade (Wenjun) Li has been our director since October 2019. Mr. Li was appointed as the president of China region in July 2019. Mr. Li joined ReneSola Group in 2014. He later served as regional general manager of eastern China from 2015 to 2017, and was promoted to general manager in 2018. He made significant contributions to the Company's focus on the China DG market. He holds a bachelor’s degree in Arts from ZheJiang University City College (ZUCC). Mr. Li brings valuable experience in business strategy, investment strategy and project development to the ReneSola Board in his role as a director.

Executive Officers

 Mr. Yumin Liu has been our Chief Executive Officer since December 2019. Mr. Liu brings to ReneSola more than 20 years of experience in energy management, power generation and solar technology. Most recently, Mr. Liu served as Vice President of the EMEA region at Canadian Solar, a leading global manufacturer of solar photovoltaic modules and provider of solar energy solutions. Previously, Mr. Liu was the President of Recurrent Energy, a U.S. subsidiary of Canadian Solar and also a leading solar developer in the U.S. He spearheaded market development in the U.S. and project development across various international markets and had full P&L responsibility for the EMEA region as well as for Recurrent Energy. Prior to Canadian Solar, Mr. Liu served as President at GCL Solar Energy, one of the largest polysilicon and wafer producers in the world. Mr. Liu held various senior leadership positions at GCL, including the management of solar project development activities in overseas markets. Mr. Liu holds a master's degree in International Commerce from University of Kentucky, and both M.S. and B.S. degrees in Mechanical Engineering from Northeast University in Shenyang, China.

Mr. John Ewen has been our CEO of North America since July 2019. Mr. Ewen joined the Company in April 2018 as Director of Corporate Finance and M&A. He brings 20 years of experience across capital markets, investment, complex financial transactions, and private equity in clean technology and renewable energy. Prior to joining ReneSola, John worked with OneRoof Energy Inc., RNK Capital, Ardour Capital Investments, and Bank von Ernst AG (Terra Trust AG). John holds a Master of Science in geology and geophysics from The Ohio State University and Bachelor of Science from Cornell University.

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

The address of our directors and executive officers is ReneSola Ltd, 3rd floor, 850 Canal St. Stamford, CT 06902 U.S.A.

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

B.	Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2019, an aggregate of approximately $1.5 million in cash was paid to our executive officers and directors. In 2018, we set aside or accrued a total amount of $0.2 million to provide pension, retirement or similar benefits.

Share Incentive Plan

Our board of directors adopted our 2007 share incentive plan in September 2007, which was amended in January 2009, August 2010, August 2012, August 2016, January 2018 and April 2018, to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentive to employees, directors and consultants and promote the success of our business. We have reserved 12,500,000 shares for issuance under our 2007 share incentive plan. As of March 31, 2020, we had an outstanding awards of 8,575,000 shares, excluding awards forfeited pursuant to the terms of our 2007 share incentive plan and the exercised options, and 221,100 shares available for future grants.

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

Share Options

As of March 31, 2020, we had outstanding options to purchase 8,575,000 shares.

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

On August 8, 2012, our board of directors approved an adjustment to the exercise price of options to purchase an aggregate amount of 5,386,600 shares, previously granted under our 2007 share incentive plan, to a new exercise price of $7.35 per ADS (or $1.47 per ADS prior to the ADS Ratio Change). In addition, on December 31, 2013, our board of directors authorized our chief executive officer to determine the option grant date and exercise price under the 2007 share incentive plan. As a result, the exercise price of certain options granted between August 8, 2012 and December 31, 2013 to purchase an aggregate amount of 950,000 shares were adjusted to $7.35 per ADS. The exercise price of our options in the amount of 2,590,000 shares to be granted on or after January 1, 2014 was set at $7.35 per ADS. On January 1, 2018 and April 1, 2018, the Board of Directors of the Company approved two option modifications to reduce the exercise price. The new exercise price of our options is modified and set at $2.56 per ADS. The following table summarizes, as of March 31, 2020, the outstanding options, excluding options forfeited pursuant to the terms of our 2007 share incentive plan and the options that were exercised on or prior to March 31, 2020, that we granted to our directors and officers and to other individuals as a group under our 2007 share incentive plan.

Name	Shares Underlying Outstanding Options	Exercise Price ($/Share)	Grant Date	Expiration Date
Xianshou Li*	2,500,000	$0.256	April 1, 2018	April 1, 2021
Martin Bloom	100,000	$0.256	April 1, 2018	April 1, 2021
Tan Wee Seng	100,000	$0.256	April 1, 2018	April 1, 2021
Julia Xu	100,000	$0.256	April 1, 2018	April 1, 2021
John Ewen	300,000	$0.108	July 31, 2019	December 5, 2021
Yumin Liu	5,000,000	0.150	December 5, 2019	June 1, 2021
All directors and executive officers as a group	8,100,000
Other individuals as a group	100,000	$0.735	November 30, 2007	November 30, 2019
	250,000	$0.735	March 19, 2012	September 17, 2019
	25,000	$0.735	June 30, 2014	June 30, 2019
	100,000	$0.266	January 1, 2018	January 1, 2021

* Mr. Xianshou Li was our previous chairman and previous chief executive officer.

Restricted Share Units

As of March 31, 2020, we had nil restricted shares units outstanding.

The following paragraphs describe the principal terms of our restricted share units.

Restricted Share Units Agreement. Restricted shares units granted under our 2007 share incentive plan are evidenced by a restricted share units agreement that contains, among other things, provisions concerning the vesting schedule and forfeiture upon termination of the employment arrangement, as determined by our board.

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

Our board of directors currently consists of seven directors. A director is not required to hold any shares in the Company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested. A director may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.

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

Compensation Committee. Our compensation committee consists of Mr. Martin Bloom and Ms. Julia Xu. Mr. Martin Bloom is currently the chairman of the compensation committee. Mr. Martin Bloom and Ms. Julia Xu all satisfy the independence requirements of the NYSE Listing Rules and SEC regulations. The compensation committee discharges the responsibility of the board of reviewing and approving the compensation structure, including all forms of compensation relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Ms. Julia Xu, Mr. Tan Wee Seng and Mr. Martin Bloom. Ms. Julia Xu is currently the chairman of the nominating and corporate governance committee. Ms. Julia Xu, Mr. Tan Wee Seng and Mr. Martin Bloom all satisfy the independence requirements of the NYSE Listing Rules and SEC regulations. The corporate governance and nominating committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

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

Terms of Directors and Officers

Our officers are appointed by and serve at the discretion of the board of directors. At each annual general meeting, one-third of our directors then existing, or if their number is not a multiple of three, then the number nearest to and not exceeding one-third, will be subject to re-election. The directors to retire by rotation shall be those who are longest in office since their election, or by lot should they be of the same seniority. Ms. Julia Xu was re-elected and Mr. Sam (Kaiheng) Feng, Mr. Ke Chen, Ms. Crystal (Xinhan) Li, and Mr. Wade (Wenjun) Li were appointed as directors at 2019 annual general meeting. On the assumption that no other director wishes to retire from office at the annual general meetings, Mr. Wee Seng Tan and Mr. Martin Bloom will be subject to re-election at 2020 annual general meeting. Among Ms. Julia Xu, Mr. Sam (Kaiheng) Feng, Mr. Ke Chen, Ms. Crystal (Xinhan) Li and Mr. Wade (Wenjun) Li, two directors decided by lot will be subject to re-election each year respectively at 2021 annual general meeting and 2022 annual general meeting. We have not entered into any service contracts with the directors providing them with severance benefits upon termination of their terms with us.

Our directors have entered into appointment contracts with us and we are not aware any terms which provide for benefits upon termination of appointment, or any appropriate negative statement.

D.	Employees

As of December 31, 2019, we had 159 full-time employees, including 76 in management and supporting, 31 in project development, 30 in technical and operation and 22 in operations and maintenance. Substantially most of these employees are located in China with a small portion of employees based in the United States, the United Kingdom, Canada, Poland, Hungary, Spain, France and other countries. We consider our relations with our employees to be good.

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our shares as of March 31, 2020 by:

•	each of our directors and executive officers; and
•	each person known to us to own beneficially more than 5.0% of our shares.

Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act, and includes voting or investment power with respect to the securities.

	Shares Beneficially Owned
	Number	%(1)
Directors and Executive Officers:
Martin Bloom	*	*
Tan Wee Seng	*	*
Julia Xu	*	*
Ke Chen	-	-
Sam (Kaiheng) Feng	-	-
Wade (Wenjun) Li	-	-
Crystal (Xinhan) Li (4)	34,476,399	7.1%
Yumin Liu	*	*
Josef Kastner	-	-
John Ewen	-	-
All Directors and Executive Officers as a Group	35,222,739	7.3%

Principal Shareholders:
Xianshou Li (2)	182,016,667	37.7%
ReneSola Singapore Pte Ltd.(3)	180,000,000	37.3%
Champion Era Enterprises Limited (4)	34,476,399	7.1%
Shah Capital Management, Inc.(5)	137,931,790	28.67%
Shah Capital Opportunity Fund LP (5)	131,890,000	27.42%
Himanshu H. Shah (5)	138,405,490	28.77%
Zhengmin Lian (6)	228,665,109	47.3%

*	Less than 1% of the total number of our shares outstanding as of March 31, 2020.

(1)	Percentage of beneficial ownership of each listed person is based on 480,818,902 shares outstanding (excluding number of shares reserved for future exercise or vest of our awards under our share incentive plan) as of March 31, 2020, as well as the shares that such person has the right to acquire by option or other agreement within 60 days after March 31, 2020.

(2)	Consists of 180,000,000 shares held by ReneSola Singapore Pte Ltd., 1,666,667 shares issuable upon exercise of options held by Mr. Li, within 60 days after March 31, 2020, and 350,000 shares issuable upon exercise of options held by Ms. Xiahe Lian, the wife of Mr. Li within 60 days after March 31, 2020. Descriptions of Mr. Li’s relationship with ReneSola Singapore Pte Ltd. are set forth in the notes (3) below.

(3)	ReneSola Singapore Pte Ltd. is an exempt private company limited by shares incorporated with limited liability under the laws of Singapore and is wholly-owned by Mr. Xianshou Li, our previous chairman and previous chief executive officer. The address for ReneSola Singapore Pte Ltd. is located at 1 CleanTech Loop, #02-28 CleanTech One, Singapore (637141).

(4)	Champion Era Enterprises Limited is a British Virgin Islands company with its registered office at P.O. Box 957 Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands, is wholly owned by Chain Path Limited. Chain Path Limited is a company incorporated in the British Virgin Islands, which is wholly owned by LXS Family Trust established for the benefit of Mr. Li Xianshou’s family. Ms. Crystal (Xinhan) Li is is the sole director of Champion Era Enterprises Limited.

(5)	The information was based on Schedule 13D jointly filed by Shah Capital Management, Inc., Shah Capital Opportunity Fund LP and Himanshu H. Shah on October 10, 2019. Shah Capital Management, Inc. is a North Carolina registered corporation. Shah Capital Opportunity Fund LP is a Delaware Limited Partnership and Himanshu H. Shah is a United States citizen. Himanshu H. Shah is the President and Chief Investment Officer of Shah Capital Management, Inc. and a managing member of Shah Capital Opportunity Fund LP.

(6)

Consists of (i) 180,000,000 shares held by ReneSola Singapore Pte Ltd. (“ReneSola Singapore”), (ii) 34,476,399 shares held by Champion Era Enterprises Limited (“Champion”), (iii) 1,135,096 shares held by Dynasty Time Limited (“Dynasty”); and (iv) 13,053,614 shares held by Assets Train Limited (“Assets Train”).

ReneSola Singapore, Champion and Dynasty each entered into an irrevocable voting agreements with Mr. Zhengmin Lian and authorized Mr. Zhengmin Lian to vote on behalf of them respectively, either vote its entire shareholding and a portion of it.

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

Mr. Lian’s business address is Room 201, Building 4, Zone A, Jiashan information technology park, 1 Taisheng avenue, Huimin street, Jiashan County, Zhejiang Province, PRC.

Our ADSs are traded on the NYSE and brokers or other nominees may hold ADSs in “street name” for customers who are the beneficial owners of the ADSs. As a result, we may not be aware of each person or group of affiliated persons who beneficially own more than 5.0% of our common stock.

As of March 31, 2020, the number of our shares issued was 481,027,002, among which 208,100 shares represented by 20,810 ADSs were held by the depositary for the ADSs for future exercise or vest of our awards under our 2007 share incentive plan. As of March 31, 2020, 160,948,775 of our shares were held as ADSs by the depositary for the ADSs. Other than the depositary and Shah Capital Opportunity Fund LP, we had no record shareholders in the United States as of March 31, 2020.

None of our shareholders had different voting rights from other shareholders as of the date of this annual report. We are currently not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

For certain information as of March 31, 2020 concerning the outstanding awards we have granted to our directors and executive officers individually pursuant to our share incentive plan, see “Item 6. Directors, Senior Management and Employees⸺B. Compensation⸺Compensation of Directors and Executive Officers⸺Share Incentive Plan.” We are not aware of arrangements for involving the employees in the capital of the Company, including any arrangement that involves the issue or grant of options or shares or securities of the Company other than those described under “Item 6. Directors, Senior Management and Employees⸺B. Compensation⸺Compensation of Directors and Executive Officers⸺Share Incentive Plan.”.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Transaction with our Chief Executive Officer and ReneSola Singapore Pte. Ltd.

In September 2017, we entered into a share purchase and subscription agreement with ReneSola Singapore Pte. Ltd., a former subsidiary, and Mr. Xianshou Li, our previous chairman and previous chief executive officer. Pursuant to the agreement, we effected a non-cash restructuring following which, among other things, substantially all of the assets and liabilities related to our manufacturing businesses, including polysilicon, solar wafer, solar cell and solar module manufacturing, as well as the LED distribution business were transferred into ReneSola Singapore Pte. Ltd.. Upon the closing of this restructuring, all the issued shares of ReneSola Singapore Pte. Ltd. were transferred to Mr. Li.

Related party transactions

During the years ended December 31, 2017, 2018 and 2019, related party transactions with ReneSola Singapore Pte. Ltd. and its subsidiaries were as follows:

	Years ended December 31,
	2017	2018	2019
Purchase of modules from	$33,238,377	$12,466,413	$2,534,750
Rendering of service to	868,158	5,168,278	834,875
Borrowing from (1)	11,343,739	17,273,194	793,269
Lending to (2)	1,624,261	-	-
Acquire project companies from (3)	$-	$11,286,840	$-

(1)	It represented the borrowings under a loan agreement between the Company (“borrower”) and ReneSola Singapore Pte. Ltd. (the “lender”). The lender grants to the borrower a loan in the principal amount of up to US$200 million with annual interest rate of 1%. There is no fixed repayment schedule of this loan. For such loans during 2019, total principal additions were $0.79 million.

(2)	It represented the loan borrowed by ReneSola Singapore Pte. Ltd.’s subsidiaries bearing no interest. There is no fixed repayment schedule of this loan.

(3)	In 2018, the Company acquired certain project companies from ReneSola Zhejiang Energy Co. Ltd. and ReneSola Jiangsu Ltd. for total cash consideration of $11.29 million for power generation purpose, which constituted an asset purchase. Total net assets of the companies acquired were $11.29 million.

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

Export Sales

See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Overview of Financial Results—Net Revenue—Geographical Distribution.”

Legal and Administrative Proceedings

As of the date of this annual report, we are not involved in any litigation or other legal proceedings in mainland China that we believe would have a material adverse impact on our business or operations. We may from time to time be subject to various judicial or administrative proceedings arising in the ordinary course of our business. While we do not expect the proceedings described above to have a material adverse effect on our financial position, results of operations or cash flows, the outcome of any proceedings is not determinable with certainty and negative outcomes may have a material adverse effect on us.

Dividend Policy

We have no present plan to declare and pay any dividends on our shares or ADSs in the near future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a limited liability holding company incorporated in the British Virgin Islands. After the completion of our business restructuring in September 2017, we do not reply on dividends from Renesola PV Power, our subsidiary in China, and any newly formed subsidiaries to fund the payment of dividends, if any, to our shareholders. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their retained profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our subsidiary in China is required to set aside a certain amount of its retained profits each year, if any, to fund certain statutory reserves. These reserves may not be distributed as cash dividends. Furthermore, when Renesola PV Power or any newly formed subsidiary incurs debt on its own behalf, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. In addition, pursuant to the PRC Enterprise Income Tax Law and its Implementing Regulation, which became effective on January 1, 2008, a 10% withholding tax applies to dividends distributed to foreign investors out of the profits generated after January 1, 2008 unless any such non-Chinese enterprise’s tax residency jurisdiction has a tax treaty with China that provides for a different withholding arrangement. The British Virgin Islands, where our company was incorporated, does not have such a treaty with China. Thus, we expect that a 10% withholding tax will apply to dividends paid to us by our PRC subsidiaries if we are classified as a non-resident enterprise. We do not currently intend to declare dividends for the foreseeable future.

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

	Trading Price
	High	Low
	$	$
Quarterly Highs and Lows
First quarter of 2016	9.25	5.90
Second quarter of 2016	7.30	5.60
Third quarter of 2016	6.40	4.74
Fourth quarter of 2016	5.55	3.05
First quarter of 2017	3.55	2.15
Second quarter of 2017	2.92	2.30
Third quarter of 2017	2.87	2.12
Fourth quarter of 2017	3.79	2.21
First quarter of 2018	3.18	2.22
Second quarter of 2018	2.99	2.17
Third quarter of 2018	2.58	2.00
Fourth quarter of 2018	2.07	1.15
First quarter of 2019	2.11	1.16
Second quarter of 2019	1.75	1.25
Third quarter of 2019	2.08	0.86
Fourth quarter of 2019	1.77	1.24
First quarter of 2020	1.79	0.85
Annual and Monthly Highs and Lows
2013	30.00	6.25
2014	22.30	6.05
2015	9.85	4.56
2016	9.25	3.05
2017	3.79	2.12
2018	3.25	1.15
2019	2.11	0.86
2020
January	1.41	1.25
February	1.79	1.29
March	1.45	0.85

B.	Plan of Distribution

Not applicable.

C.	Markets

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

Registered Office and Objects

Our registered office in the British Virgin Islands is located at the offices of Harneys Corporate Services Limited, Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, VG1110, British Virgin Islands.

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

Our significant subsidiary, ReneSola New Energy S.à r.l. (the “Bonds Issuer”), entered into a bond subscription agreement (the “Bond Subscription Agreement”) with Eiffel Energy Transition Fund S.L.P. (the “Bonds Subscriber”) on January 31, 2019, which is filed as Exhibit 4.10 hereto. According to the Bond Subscription Agreement, ReneSola New Energy S.à r.l. intends to issue up to 7,327,000 tranches A bonds (the “Tranches A Bonds”) with denomination of EUR 1 (one) each, for a total amount of up to EUR 7,327,000 euros (each a “Bond A”) and 6,101,000 tranches B bonds (the “Tranches B Bonds” and together with the Tranches A Bonds, the “Bonds”) with denomination of EUR 1 (one) each, for a total amount of up to EUR 6,101,000. As of the date of the Bond Subscription Agreement, Bonds Issuer agreed to issue and Bonds Subscriber agreed to subscribe from the Bonds Issuer 1,257,900 Tranche A Beta 1 bonds, 1,582,000 Tranche B.1 bonds and 3,335,000 Tranche B.2 bonds.

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

In addition, the discussion below does not describe any tax consequences arising out of the Medicare tax on certain “net investment income,” the alternative minimum tax or any U.S. federal non-income tax laws (including the U.S. federal estate and gift tax laws), or any state, local or non-U.S. tax considerations.

Except as specifically described below, this discussion does not address any tax consequences or reporting obligations that may be applicable to persons holding our ADSs or shares through a bank, financial institution or other entity, or a branch thereof, located, organized or resident outside the United States.

THE FOLLOWING DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT A SUBSTITUTE FOR CAREFUL TAX PLANNING AND ADVICE. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR THE LAWS OF ANY STATE, LOCAL, OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

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

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or shares, the tax treatment of a partner in such partnership will depend on the status of such partner and the activities of such partnership. If you are such a partner or partnership, you should consult your tax advisors regarding the tax consequences to you of the purchase, ownership and disposition of our ADSs or shares.

The discussion below assumes that the representations contained in the deposit agreement and any related agreement are true and that the obligations in such agreements have been and will be complied with in accordance with their terms.

ADSs

If you beneficially own ADSs, you should be treated as the beneficial owner of the underlying shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, deposits or withdrawals of shares for ADSs should not be subject to U.S. federal income tax.

Taxation of dividends and other distributions on the ADSs or shares

Subject to the passive foreign investment company rules discussed below, the gross amount of any distributions we make to you with respect to the ADSs or shares (including the amount of any PRC or other withholding taxes withheld therefrom) generally will be taxable as dividend income to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such income (including any withheld taxes) will be includable in your gross income on the day actually or constructively received by you, if you own the shares, or by the depositary, if you own ADSs. We currently do not, and we do not intend to, calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that any distribution paid will be reported as a dividend for U.S. federal income tax purposes. Such dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

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

You should consult your tax advisors regarding the availability of the lower tax rates applicable to qualified dividend income for any dividends that we pay with respect to the ADSs or shares, as well as the effect of any change in applicable law after the date of this annual report.

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

Passive foreign investment company

We will be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year if, applying applicable look-through rules, either:

•	at least 75% of our gross income for such year is passive income; or
•	at least 50% of the value of our assets (generally determined based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, and certain types of rents and royalties. In addition, cash, cash equivalents, securities held for investment purposes, and certain other similar assets are generally categorized as passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

 Based on the market price of our ADSs, the value of our assets and the composition of our income and assets, we do not believe that we were a PFIC for our taxable year ended December 31, 2019, but there can be no assurances in this regard. The determination of PFIC status is based on an annual determination that cannot be made until after the close of each taxable year, involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn, and is subject to uncertainty in several respects. Accordingly, we cannot guarantee that the IRS will agree with any positions that we take or that we will not be treated as a PFIC for our taxable year ended December 31, 2019, the current taxable year or any future taxable year.

Changes in the composition of our income or composition of our assets may cause us to be or become a PFIC. The determination of whether we will be a PFIC for any taxable year may depend in part upon the value of our goodwill and other unbooked intangibles not reflected on our balance sheet (which may depend upon the market price of our ADSs or shares from time to time, which may fluctuate significantly) and also may be affected by how, and how quickly, we spend our liquid assets and the cash we generate from our operations and raise in any offering. In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization. Among other matters, if our market capitalization declines, we may be or become a PFIC for the current or future taxable years because our liquid assets and cash (which are for this purpose considered assets that produce passive income) may then represent a greater percentage of our overall assets. Further, while we believe our classification methodology and valuation approach are reasonable, it is possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our being or becoming a PFIC for our taxable year ended December 31, 2019, the current taxable year or one or more future taxable years.

 If we are a PFIC for any taxable year during which you hold our ADSs or shares, we will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold ADSs or shares, unless we cease to be a PFIC and you make a “deemed sale” election with respect to the ADSs or shares, as applicable. If such election is made, you will be deemed to have sold the ADSs or shares you hold at their fair market value on the last day of the last taxable year for which we were a PFIC, and any gain from such deemed sale would be subject to the rules described in the following two paragraphs. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, the ADSs or shares with respect to which such election was made will not be treated as shares in a PFIC and, as a result, you will not be subject to the rules described below with respect to any “excess distribution” you receive from us or any gain from an actual sale or other disposition of the ADSs or shares. You are strongly urged to consult your tax advisors as to the possibility and consequences of making a deemed sale election if we are and then cease to be a PFIC and such an election becomes available to you.

 If we are a PFIC for any taxable year during which you hold our ADSs or shares, you generally will be subject to special and adverse tax rules with respect to any “excess distribution” you receive from us and any gain you recognize from a sale or other disposition (including a pledge) of the ADSs or shares, unless you make a “mark-to-market” election as discussed below. For this purpose, distributions that you receive in a taxable year that are greater than 125% of the average annual distributions that you received during the shorter of the three preceding taxable years or your holding period for the ADSs or shares will be treated as an excess distribution. Under these rules:

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

If we are a PFIC for any taxable year during which you hold our ADSs or shares and any of our non-U.S. subsidiaries that are corporations (or other corporations in which we own equity interests) is also a PFIC (each such entity, a “lower-tier PFIC”), you would be deemed to own shares in each such lower-tier PFIC that is directly or indirectly owned by us in that proportion that the value of the ADSs or shares you own bears to the value of all our ADSs and shares, and you would be subject to the rules in the preceding paragraphs with respect to the shares of each such lower-tier PFIC that you would be deemed to own. You should consult your tax advisors regarding the application of the PFIC rules to any of our lower-tier PFICs.

If we are a PFIC for any taxable year during which you hold ADSs or shares, then in lieu of being subject to the tax and interest-charge rules discussed above, you may make an election to include gain on our ADSs or shares as ordinary income under a mark-to-market method, provided that such ADSs or shares constitute “marketable stock” (as defined below). If you make a mark-to-market election for our ADSs or shares, you will include in gross income for each year that we are a PFIC an amount equal to the excess, if any, of the fair market value of the ADSs or shares you hold as of the close of your taxable year over your adjusted basis in such ADSs or shares. You will be allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the ADSs or shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as any gain from the actual sale or other disposition of the ADSs or shares, will be treated as ordinary income. If you make a valid mark-to-market election, any distribution that we make generally would be subject to the tax rules discussed above under “—Taxation of dividends and other distributions on the ADSs or shares,” except that the lower capital gains rate applicable to qualified dividend income generally would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded in greater than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. Our ADSs, but not our shares, are listed on the NYSE, which is a qualified exchange or other market for these purposes. Consequently, as long as our ADSs continue to be listed on the NYSE and are regularly traded, and you are a holder of the ADSs, we expect that the mark-to-market election would be available to you if we become a PFIC, but no assurances are given in this regard.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, if we were a PFIC for any taxable year, a U.S. Holder that makes the mark-to-market election may continue to be subject to the tax and interest charges under the general PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

In certain circumstances, a shareholder in a PFIC may avoid the adverse tax and interest-charge regime described above by making a “qualified electing fund” election to include in income its share of the corporation’s income on a current basis. However, you may make a qualified electing fund election with respect to your ADSs or shares only if we agree to furnish you annually with a PFIC annual information statement as specified in the applicable U.S. Treasury regulations. We currently do not intend to prepare or provide the information that would enable you to make a qualified electing fund election.

A U.S. Holder that holds the ADSs or shares in any year in which we are a PFIC will be required to file an annual report containing such information as the U.S. Treasury Department may require.

You should consult your tax advisors regarding the application of the PFIC rules to your investment in our ADSs or shares and the availability, application and consequences of the elections discussed above.

Information reporting and backup withholding

Information reporting to the IRS and backup withholding generally will apply to dividends in respect of our ADSs or shares, and the proceeds from the sale or exchange of our ADSs or shares, that are paid to you within the United States (and in certain cases, outside the United States), unless you furnish a correct taxpayer identification number and make any other required certification, generally on IRS Form W-9 or you otherwise establish an exemption from information reporting and backup withholding.

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

Information with respect to foreign financial assets

U.S. Holders who are individuals (and certain entities closely held by individuals) generally will be required to report our name, address and such information relating to an interest in the ADSs or shares as is necessary to identify the class or issue of which the ADSs or shares are a part. These requirements are subject to exceptions, including an exception for ADSs or shares held in accounts maintained by certain financial institutions and an exception applicable if the aggregate value of all “specified foreign financial assets” (as defined in the Code) does not exceed US$50,000.

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

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, inflation as measured by the consumer price index in China was 1.6%, 2.1% and 2.9% in 2017, 2018 and 2019, respectively.

Foreign Exchange Risk

Our sales in China are denominated in Renminbi, and our international sales are generally denominated in U.S. dollars, Euros, British pounds and other local currencies. Our costs and capital expenditures are largely denominated in Renminbi and foreign currencies, including U.S. dollars and Euros. Fluctuations in currency exchange rates could have a significant impact on our financial condition and results of operations, affect our gross and operating profit margins, and result in foreign exchange and operating gains or losses. For example, as of December 31, 2018 and 2019, we held $34.5 million and $13.8 million, respectively, in accounts receivable, including notes receivable, some of which were denominated in U.S. dollars. Had we converted all of our accounts receivable, including notes receivable, as of either date into Renminbi at an exchange rate of RMB6.9618 for $1.00, the exchange rate as of December 31, 2019, our accounts receivable would have been RMB240.2 million and RMB96.1 million as of December 31, 2018 and 2019, respectively.

Assuming that Renminbi depreciates by a rate of 10% to an exchange rate of RMB7.7353, we would record a gain in the fair value of our accounts receivable in Renminbi terms. A 10% depreciation of Renminbi would result in our holding Renminbi equivalents of RMB266.9 million and RMB106.7 million in accounts receivable as of December 31, 2018 and 2019, respectively. These amounts would therefore reflect a theoretical gain of RMB26.7 million and RMB10.6 million for our accounts receivable as of December 31, 2018 and 2019, respectively.

Assuming that Renminbi appreciates by a rate of 10% to an exchange rate of RMB6.3289, we would record a loss in the fair value of our accounts receivable in Renminbi terms. A 10% appreciation of Renminbi would result in our holding Renminbi equivalents of RMB218.3 million and RMB87.3 million in accounts receivable as of December 31, 2018 and 2019, respectively. These amounts would therefore reflect a theoretical loss of RMB21.9 million and RMB8.8 million for our accounts receivable as of December 31, 2018 and 2019, respectively.

This calculation model is based on multiplying our accounts receivable, which are held in U.S. dollars, by a smaller Renminbi equivalent amount resulting from an appreciation of Renminbi. This calculation model does not take into account optionality nor does it take into account the use of financial instruments.

We incurred foreign currency exchange gains of approximately $0.9 million and exchange losses of $2.5 million and $1.3 million in 2017, 2018 and 2019, respectively. We have not used any derivative financial instruments to manage our foreign currency exchange risk exposure. Historically, we have not been exposed to material risks due to changes in foreign currency exchange risk; however, our future foreign currency exchange gains may decrease or foreign currency exchange losses may increase due to changes in foreign currency exchange rates. We are currently not engaged in any foreign currency exchange hedging activities.

Interest Rate Risk

Our exposure to interest rate risk relates to interest expenses incurred by our short-term, long-term borrowings, failed sale-lease back and finance lease liabilities, and interest income generated by excess cash invested in demand deposits with original maturities of three months or less. We have not used any derivative financial instruments to manage our interest rate risk exposure due to lack of such financial instruments in China. Historically, we have not been exposed to material risks due to changes in interest rates; however, our future interest income may decrease or interest expenses on our borrowings may increase due to changes in market interest rates. We are currently not engaged in any interest rate hedging activities.

An increase of 100 basis point in interest rates at the reporting dates indicated below would have increased our loss for the year and decreased our equity by the amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

	As of December 31,
	2017	2018	2019
	(in thousands)
100 basis point
increase in loss and decrease in equity	$679	$1,480	$2,004

A 100 basis point decrease would have had the equal but opposite effect to the amounts shown above, assuming all other variables remain constant.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

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

On November 21, 2019, the Company and Bank of New York Mellon reached an agreement to waive the annual depositary service fee for the holders of the Company's ADSs. As a result, the owners and holders of the Company’s American Depositary Receipts are no longer obligated to pay the Annual depositary servicing fees.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to make certain annual payments to us for reimbursement of expenses we incur that are related to the administration and maintenance of our ADS facility including, but not limited to, investor relations expenses, the annual NYSE listing fees, ADS offering expenses or any other program related expenses. There are limits on the amount of payments and reimbursements from the depositary. The annual reimbursement is conditioned on certain requirements and criteria and will be adjusted proportionately to the extent such requirements or criteria are not met. For the year ended December 31, 2019, we received $163,246 from the depositary in respect of such reimbursement. The depositary has also agreed to waive certain fees and expenses. For the year ended December 31, 2019, the depositary waived a total of $ 34,944 for the standard fees and expenses associated with the maintenance and administration of the ADR program.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2019, our disclosure controls and procedures were ineffective because of the material weakness described below under “Management’s Annual Report on Internal Control over Financial Reporting.” We will undertake the remedial steps to address the material weakness in our disclosure controls and procedures as set forth below under “Management’s Plan for Remediation of Material Weaknesses.”

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2019 using criteria established in “Internal Control-Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis.

As a result of our management’s evaluation of our internal control over financial reporting, a material weakness in our internal control over financial reporting was identified as of December 31, 2019, which was that we lacked sufficient accounting and financial reporting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to formalize and carry out key controls over the financial reporting and to properly address complex accounting issues and to prepare and review consolidated financial statements and related disclosures in accordance with U.S. GAAP and SEC financial reporting requirements.

The material weakness described above may result in a material misstatement to our quarterly or annual consolidated financial statements that would not be prevented or detected. As a result of the material weakness, our management concluded that our internal control over financial reporting was ineffective as of December 31, 2019, based on the criteria established in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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

(1)	in 2018 we hired a European regional financial controller who has ‘Big Four’ extensive audit and accounting experience and knowledge of both U.S. GAAP and SEC reporting requirements. Also, we hired a new consolidations financial manager in our headquarters who has been recognized by our management for his competency in the preparation and review of financial statements in accordance with U.S. GAAP and SEC financial reporting requirements. Further, with the participation of our new chief financial officer who oversees the overall of SEC financial reporting requirements, we believe that as long as our finance department staffs remain stable in the future, with the continuous training and development programs and other plans delivered as mentioned below, we will form a team with sufficient knowledge of U.S. GAAP;

(2)	we have delivered regular and systematic training and development programs to our accounting team and other relevant personnel. During 2019, we organized several training programs on U.S. GAAP for our accounting team to enhance their U.S. GAAP knowledge;

(3)	we have engaged external experts with in-depth knowledge of U.S. GAAP and SEC reporting requirements who have advised us on and reviewed the accounting treatment of complex and unusual transactions and accounting matters. In January 2019, we engaged external accounting advisory services in relation to New Lease Accounting Standards ASC 842 to better adapt to the requirements of US GAAP;

(4)

we have enhanced our accounting manual and reporting packages to provide our accounting team with more comprehensive guidelines on the policies and controls over financial reporting under U.S. GAAP and SEC rules and requirements. We will continue to improve our accounting manual to ensure it is up-to-date.

(5)	In order to better control our payment approval protocol and other office automation requirements and reduce the risk of internal control, we purchased the OA system in December 2019 and are currently building a server and customizing our budget, finance, capital and HR requirements. We believe that our authorization approval management will become gradually mature after the OA system is completely installed and tested.

(6)	We have improved our budget management and supervision system, which helped us better monitor our project cost and cash flow.

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

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP and Grant Thornton. Audit fee for Grant Thornton is $463,222 in 2019. In 2018, certain professional services were rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP, PricewaterhouseCoopers Zhong Tian LLP and Grant Thornton, and Audit fee for Grant Thornton is $491,751. We did not pay any other fees to our independent registered public accounting firm during the periods indicated below.

	For the Year Ended December 31,
	2018	2019
	(in thousands)
Audit fees(1)	$1,113	$570
Audit-related fees	88	36
Tax fees	—	—
Other fees	—	—

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firms for the audit of our annual financial statements.

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

We provided a copy of this disclosure to PwC and requested that PwC furnish us with a letter addressed to the SEC stating whether it agrees with the statements made above, and if not, stating the respects in which it does not agree. A copy of PwC’s letter dated April 29, 2019 was attached to our 20-F for the fiscal year ended December 31, 2018 and was filed on April 29, 2019.

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

Section 303A.04 and Section 303A.05 of the NYSE Listed Company Manual require a nominating and corporate governance committee and a compensation committee composed entirely of independent directors. The majority of the members our compensation committee and nominating and corporate governance committee are independent directors. Section 303A.00 permits a foreign private issuer like our company to follow home country practice in certain corporate governance matters. Our British Virgin Islands counsel, Harney Westwood & Riegels LLP, has advised that under the existing British Virgin Islands laws, we are not required to have a nominating and corporate governance committee and a compensation committee composed entirely of independent directors.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

ReneSola Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of ReneSola Ltd and its subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of operations, comprehensive income (loss), changes in shareholders’ equity, and cash flows for the two years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the two years then ended in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company has changed its method of accounting for leases due to the adoption of ASU 2016-02, Leases (Topic 842). The Company adopted this new leasing standard by recognizing a cumulative catch-up adjustment to the opening balance sheet as of January 1, 2019.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ GRANT THORNTON

We have served as the Company’s auditor since 2018.

Shanghai, the People’s Republic of China

April 28, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ReneSola Ltd:

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of operations, comprehensive income/(loss), changes in shareholders’ equity and cash flows of ReneSola Ltd and its subsidiaries (the “Company”) for the year ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of the Company for the year ended December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

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

RENESOLA LTD

CONSOLIDATED BALANCE SHEETS

(Amounts expressed in U.S. dollars, except number of shares)

		As of December 31,
	Note	2018	2019

ASSETS
Current assets:
Cash and cash equivalents	2(f)	$6,750,178	$24,292,113
Restricted cash	2(g)	2,275,866	405,040
Accounts receivable, net of allowances for doubtful accounts	4	34,483,462	13,835,019
Advances to suppliers	2(j)	379,568	248,130
Value added tax receivable	2(s)	12,808,144	7,508,251
Project assets current	2(h), 6	64,257,766	32,125,312
Prepaid expenses and other current assets, net	5	14,318,076	6,070,654
Assets held for sale	2(l), 7	-	18,578,626
Total current assets		135,273,060	103,063,145

Property, plant and equipment, net	2(k), 8	190,787,262	143,301,385
Deferred tax assets, net	2(r), 10	1,111,472	837,864
Project assets non-current	2(h), 6	44,081,599	6,522,539
Operating lease right-of-use assets	2(o), 2(ac)	-	23,990,913
Finance lease right-of-use assets	2(o), 2(ac)	-	24,991,789
Other non-current assets	2(o), 4	6,458,949	17,236,558
Total assets		$377,712,342	$319,944,193

The accompanying notes are an integral part of these consolidated financial statements.

RENESOLA LTD

CONSOLIDATED BALANCE SHEETS-(Continued)

(Amounts expressed in U.S. dollars, except number of shares)

		As of December 31,
	Note	2018	2019
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable		$12,050,201	$20,431,093
Advances from customers		102,510	86,316
Amounts due to related parties	19	23,238,984	2,747,632
Short-term borrowings	11	44,464,515	35,756,951
Bond payable	11	-	2,503,621
Income tax payable		706,744	1,077,923
Salary payable		425,207	438,288
Operating lease liabilities current	20	-	452,740
Failed sale-lease back and finance lease liabilities current	11	-	9,579,203
Other current liabilities	12	52,748,907	27,163,335
Liabilities held for sale	2(l), 7	-	9,168,366
Total current liabilities		133,737,068	109,405,468

Long-term borrowings	11	41,435,099	3,367,061
Operating lease liabilities non-current	20	-	22,887,949
Failed sale-lease back and finance lease liabilities non-current	11	77,874,770	46,736,540
Total liabilities		$253,046,937	$182,397,018

Commitments and contingencies (see Note 20)

Shareholders’ equity
Common shares (500,000,000 shares; no par value, shares authorized at December 31, 2018 and 2019; 381,027,002 shares issued and 380,818,902 shares outstanding at December 31, 2018; 481,027,002 shares issued and 480,818,902 shares outstanding at December 31, 2019)	13	519,313,350	530,208,240
Additional paid-in capital		9,364,019	9,712,935
Accumulated deficit		(433,514,434)	(442,345,657)
Accumulated other comprehensive loss	2(z)	(4,493,312)	(2,858,746)

ReneSola Ltd shareholders' equity		90,669,623	94,716,772
Noncontrolling interest	2(b), 18	33,995,782	42,830,403
Total shareholders' equity		124,665,405	137,547,175

Total liabilities and shareholders' equity		$377,712,342	$319,944,193

The accompanying notes are an integral part of these consolidated financial statements.

RENESOLA LTD

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts expressed in U.S. dollars, except number of shares)

		Year ended December 31,
	Note	2017	2018	2019

Net revenues:
Solar power project development	2(s), 21	$64,837,042	$48,784,766	$90,096,551
Electricity generation revenue	2(s), 21	12,247,320	29,257,928	28,712,942
EPC services	2(s), 21	25,853,288	18,544,164	69,751
Other	2(s), 21	36,349	319,477	237,780
Total net revenues		102,973,999	96,906,335	119,117,024
Cost of revenues	2(s)	(88,842,244)	(68,836,588)	(84,890,976)
Gross profit	21	14,131,755	28,069,747	34,226,048

Operating (expenses)/income:
Sales and marketing		(1,710,024)	(885,803)	(750,461)
General and administrative		(6,179,274)	(10,199,524)	(15,757,147)
Other operating income/(expenses)	2(u)	313,153	(1,452,532)	(11,802,629)
Impairment loss of assets	2(n)	-	-	(6,880,115)
Total operating expenses		(7,576,145)	(12,537,859)	(35,190,352)

Income/(loss) from operations		6,555,610	15,531,888	(964,304)

Non-operating (expenses)/income:
Interest income		51,403	193,552	822,915
Interest expense		(3,936,302)	(8,703,904)	(9,159,818)
Foreign exchange gains/(losses)		894,704	(2,460,812)	(1,273,899)
Other (loss)/income		(43,516)	346,965	-
Total non-operating expenses		(3,033,711)	(10,624,199)	(9,610,802)

Income/(loss) before income tax		3,521,899	4,907,689	(10,575,106)
Income tax (expense)/benefit	10	(322,068)	188,791	(1,105,049)

Income/(loss) from continuing operations, net of tax		3,199,831	5,096,480	(11,680,155)
Discontinued operations
Gain on disposal of discontinued operations before income taxes	3	106,292,213	-	-
Loss from disposal of discontinued operations before income taxes	3	(79,782,830)	-	-
Income tax benefit	3	4,748,324	-	-
Income from discontinued operations, net of tax		31,257,707	-	-
Net income/(loss)		$34,457,538	$5,096,480	$(11,680,155)
Less: Net income/(loss) attributed to non-controlling interests		-	3,336,769	(2,848,932)
Net income/(loss) attributed to ReneSola Ltd		$34,457,538	$1,759,711	$(8,831,223)

Income/(loss) attributed to ReneSola Ltd per ADS from continuing operations
Basic	2(x), 17	$0.13	$0.05	$(0.22)
Diluted	2(x), 17	$0.13	$0.05	$(0.22)
Income attributed to ReneSola Ltd per ADS from discontinued operations
Basic	2(x), 17	$1.27	$-	$-
Diluted	2(x), 17	$1.27	$-	$-
Weighted average number of ADS used in computing income/(loss) per ADS*
Basic		24,689,929	38,075,293	40,595,551
Diluted		24,690,529	38,075,293	40,595,551

*Each American depositary shares (ADS) represents 10 common shares

The accompanying notes are an integral part of these consolidated financial statements

RENESOLA LTD

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(Amounts expressed in U.S. dollars)

		Year ended December 31,
	Note	2017	2018	2019
Net income/(loss)		$34,457,538	$5,096,480	$(11,680,155)
Other comprehensive income/(loss), net of tax of nil:
Foreign currency translation adjustment		11,513,216	(2,541,550)	226,014
Release of translation difference due to disposal of discontinued operation		(64,984,682)	-	-
Other comprehensive income/(loss)		(53,471,466)	(2,541,550)	226,014
Comprehensive income/(loss)	2(z)	(19,013,928)	2,554,930	(11,454,141)
Less: Comprehensive income/(loss) attributed to noncontrolling interests		-	3,050,313	(4,257,484)
Comprehensive loss attributed to ReneSola Ltd		$(19,013,928)	$(495,383)	$(7,196,657)

The accompanying notes are an integral part of these consolidated financial statements

RENESOLA LTD

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amount expressed in U.S. dollars, except number of shares)

	Common shares		Treasury stock		Additional		Accumulated other	Equity attributable
	Number of Shares Issued	Amount	Number of Shares	Amount	paid-in capital	Accumulated deficit	comprehensive income/(loss)	to ReneSola Ltd	Noncontrolling interest	Total Equity

Balance at January 1, 2017	202,478,702	$477,171,487	1,451,700	$(513,137)	$8,229,330	$(469,975,148)	$51,233,248	$66,145,780	$-	$66,145,780

Net income	-	-	-	-	-	34,457,538	-	34,457,538	-	34,457,538
Release of translation difference due to disposal of discontinued operation	-	-	-	-	-	-	(64,984,682)	(64,984,682)	-	(64,984,682)
Other comprehensive income, net of tax	-	-	-	-	-	-	11,513,216	11,513,216	-	11,513,216
Issuance of common shares in conjunction with disposal of discontinued operations	180,000,000	42,480,000	-	-	-	-	-	42,480,000	-	42,480,000
Share-based compensation	-	-	-	-	870,618	-	-	870,618	-	870,618
Share exercised by employee	-	87,500	-	-	(87,500)	-	-	-	-	-
Cancellation of shares	(1,451,700)	(513,137)	(1,451,700)	513,137	-	-	-	-	-	-

Balance at December 31, 2017	381,027,002	519,225,850	-	-	9,012,448	(435,517,610)	(2,238,218)	90,482,470	-	90,482,470

Net income	-	-	-	-	-	1,759,711	-	1,759,711	3,336,769	5,096,480
Capital injection from non-controlling interests	-	-	-	-	-	(626,520)	-	(626,520)	30,945,469	30,318,949
Other comprehensive loss, net of tax	-	-	-	-	-	-	(2,255,094)	(2,255,094)	(286,456)	(2,541,550)
Share-based compensation	-	-	-	-	439,071	-	-	439,071	-	439,071
Share exercised by employee	-	87,500	-	-	(87,500)	-	-	-	-	-
Cumulative-effect adjustment for the adoption of Accounting Standards Codification (“ASC”) Topic 606	-	-	-	-	-	869,985	-	869,985	-	869,985

Balance at December 31, 2018	381,027,002	519,313,350	-	-	9,364,019	(433,514,434)	(4,493,312)	90,669,623	33,995,782	124,665,405

Net loss	-	-	-	-	-	(8,831,223)	-	(8,831,223)	(2,848,932)	(11,680,155)
Issuance of common shares	100,000,000	10,894,890	-	-	-	-	-	10,894,890	-	10,894,890
Capital injection from non-controlling interests	-	-	-	-	-	-	-	-	13,092,105	13,092,105
Other comprehensive income, net of tax	-	-	-	-	-	-	1,634,566	1,634,566	(1,408,552)	226,014
Share-based compensation	-	-	-	-	348,916	-	-	348,916	-	348,916

Balance at December 31, 2019	481,027,002	$530,208,240	-	$-	$9,712,935	$(442,345,657)	$(2,858,746)	$94,716,772	$42,830,403	$137,547,175

The accompanying notes are an integral part of these consolidated financial statements

RENESOLA LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts expressed in U.S. dollars)

	Years ended December 31,
	2017	2018	2019
Operating activities:
Net income/(loss)	$34,457,538	$5,096,480	$(11,680,155)
Less: Income from discontinued operations, net of tax	(31,257,707)	-	-
Net income/(loss) from continuing operations	3,199,831	5,096,480	(11,680,155)
Adjustments to reconcile net income/(loss) from continuing operations to net cash provided by/(used in) operating activities:
Depreciation	4,475,823	8,402,169	7,796,003
Allowances for doubtful accounts	-	-	6,981,682
Share-based compensation	870,618	439,071	348,916
Deferred tax provision	88,048	(1,094,385)	255,538
Cancellation of project assets	-	-	6,434,935
Impairment loss of assets	-	-	6,880,115
Loss on disposal of property, plant and equipment	-	-	3,908,208
Gains on disposal of property, plant and equipment	-	(290,729)	(302,359)
Changes in working capital, excluding impact of dispositions:
Accounts receivable	(22,371,300)	(5,607,302)	12,522,431
Advances to suppliers	3,864,146	(19,647)	102,869
Value added tax recoverable	(9,052,607)	1,673,423	3,225,883
Prepaid expenses and other current assets	(8,625,177)	(4,157,231)	8,585,326
Project assets	(30,731,709)	(9,737,172)	24,325,633
Contract costs	(12,192,302)	6,638,389	-
Other non-current assets	103,535	(3,138,597)	(11,316,279)
Accounts payable	24,452,548	(12,755,646)	8,244,250
Advances from customers	(282,019)	(126,851)	(13,962)
Amounts due to related parties	14,353,175	(16,606,095)	(12,101,847)
Other current liabilities	(1,802,578)	460,750	1,324,293
Income tax payable	284,182	408,382	379,140
Salary payable	560,416	(135,209)	13,081
Deferred project revenue	(13,878,685)	(20,536,065)	-
Net cash provided by/(used in) operating activities from continuing operations	(46,684,055)	(51,086,265)	55,913,701
Net cash provided by operating activities from discontinued operation	65,114,169	-	-
Net cash provided by/(used in) operating activities	$18,430,114	$(51,086,265)	$55,913,701

RENESOLA LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS-(Continued)

(Amounts expressed in U.S. dollars)

	Years ended December 31,
	2017	2018	2019
Investing activities:
Purchase of property, plant and equipment	$(80,314,313)	$(40,399,769)	$(13,693,749)
Proceeds from disposal of property, plant and equipment	-	-	12,096,869
Lending to related parties	(1,624,261)	-	-
Repayment of lending by related parties	2,000,000	-	-
Net cash used in investing activities from continued operations	(79,938,574)	(40,399,769)	(1,596,880)
Net cash used in investing activities from discontinued operations	(76,415,127)	-	-
Net cash used in investing activities	(156,353,701)	(40,399,769)	(1,596,880)
Financing activities:
Proceeds from banks and other third party borrowings	6,101,351	59,977,400	17,922,511
Repayment of banks and other third party borrowings	-	(9,693,015)	(65,491,414)
Contribution from non-controlling interest holders of subsidiaries	-	30,318,948	13,092,105
Proceeds from issuance of ordinary shares	-	-	11,000,000
Share issuance costs	-	-	(105,110)
Proceeds from bonds	-	-	12,913,675
Repayment of bonds	-	-	(10,417,360)
Borrowings from related parties	11,343,739	17,273,194	793,269
Repayment of borrowings from related parties	(2,041,201)	(20,478,081)	(8,380,994)
Repayment of finance lease obligations	(976,966)	(4,960,478)	(6,100,711)
Proceeds from failed sale-lease back agreements	38,722,123	24,876,650	2,793,810
Repayment of failed sale-lease back financing	(251,213)	(11,490,104)	(7,325,456)
Net cash provided by/(used in) financing activities from continued operations	52,897,833	85,824,514	(39,305,675)
Net cash provided by financing activities from discontinued operations	49,505,882	-	-
Net cash provided by/(used in) financing activities	102,403,715	85,824,514	(39,305,675)
Effect of exchange rate changes	11,612,791	1,258,263	1,087,262
Net increase/(decrease) in cash and cash equivalents and restricted cash	(23,907,081)	(4,403,257)	16,098,408
Cash and cash equivalents and restricted cash, beginning of year	37,336,382	13,429,301	9,026,044
Less: Cash and cash equivalents and restricted cash reclassified as assets held for sale	-	-	427,299
Cash and cash equivalents and restricted cash, end of year	$13,429,301	$9,026,044	$24,697,153
Supplemental disclosure of cash flow information
Interest paid, net of capitalized interest	3,936,302	8,274,634	9,038,779
Income tax paid	42,877	637,527	338,103
Non-cash investing and financing transactions
Payables for purchase of property, plant and equipment	(25,562,367)	(36,680,431)	(22,810,701)
Payable for finance lease	(28,783,346)	(34,130,495)	(20,766,512)

RENESOLA LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND NATURE OF OPERATIONS

ReneSola Ltd was incorporated in the British Virgin Island on March 17, 2006. On January 29, 2008, the ReneSola Ltd and its subsidiaries (collectively, the “Company”) became listed on the New York Stock Exchange (“NYSE”) in the United States. The Company was principally engaged in the manufacture and sale of solar power products including virgin polysilicon, monocrystalline and multi crystalline solar wafers and photovoltaic (“PV”) cells and modules. From 2012, the Company began entering into arrangements to develop commercial solar power projects, or project assets, which consists primarily of solar power project development, and Engineering, Procurement and Construction (“EPC”) services. On September 29, 2017, the Company announced that it completed restructuring to dispose of its manufacturing business (including polysilicon, solar wafer, solar cell and solar module manufacturing) and LED distribution business (collectively, the “discontinued business”) to a related party to help the Company transform its business model to focus on its solar power project business (Note 3).

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

The Company has performed a review of its cash flow forecast for at least the twelve months following the issuance date of these financial statements. The Company expects the solar power project business to generate positive cash inflow in the forecasted period. As of December 31, 2019, the Company has certain material short-term obligations that will require material financing cash outflows, such as financing lease payments and the current portion of its long-term loans. The Company has developed a plan to continue meeting its financing arrangement, which includes refinancing loans which are set to mature within one year, entering into new bank borrowings and financing leases, repaying loans with proceeds from the sale of solar power projects and disposal of certain solar power stations, reducing investment in the purchase of property, plant and equipment, and raising additional capital through equity offerings. In addition, the Company believes that the continuing efforts to stream-line the Company’s operations will enable the Company to control operating costs to be better aligned with its operations, market demand and projected sales levels.

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

The financial results of ReneSola Singapore, together with its subsidiaries, for the nine months ended September 30, 2017 have been classified as discontinued operations within the accompanying consolidated financial statements. As the disposal date was just prior to the end of the quarter, there were no material transactions during the five days between September 25 and September 30, 2017; therefore, the disposal transaction was measured as of September 30, 2017. Unless otherwise indicated, amounts provided in these Notes pertain to continuing operations only (see Note 3 for information on discontinued operations).

(b) Basis of consolidation

The consolidated financial statements include the financial statements of ReneSola Ltd and its subsidiaries. All inter-company transactions, balances and unrealized profits and losses have been eliminated on consolidation.

A non-controlling interest is recognized to reflect the portion of a subsidiary’s equity which is not attributable, directly or indirectly, to the Company. Consolidated net income (loss) on the consolidated statements of operations and comprehensive income (loss) includes the net income (loss) attributable to non-controlling interests when applicable. The cumulative results of operations attributable to non-controlling interests are also recorded as non-controlling interests in the Company’s consolidated balance sheets. Cash flows related to transactions with non-controlling interests are presented under financing activities in the consolidated statements of cash flows, when applicable.

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

When available, the Company measures the fair value of financial instruments based on quoted market prices in active markets, valuation techniques that use observable market-based inputs or unobservable inputs that are corroborated by market data. When observable market prices are not readily available, the Company generally estimates the fair value using valuation techniques that rely on alternate market data or inputs that are generally less readily observable from objective sources and are estimated based on pertinent information available at the time of the applicable reporting periods. See Note 9, “Fair Value Measurements,” for further details.

(e) Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses for the reporting periods presented. Actual results could materially differ from these estimates. Significant accounting estimates are susceptible to changes with the acquisition of the information, which include revenue recognition for sales of solar power projects, inputs used to recognize revenue over time, EPC warranties, allowances for doubtful accounts, valuation of deferred tax assets, and recoverability of the carrying value of long-lived assets and project assets.

(f) Cash and cash equivalents

Cash and cash equivalents represent cash on hand and held with banks, including demand deposits, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less when purchased.

(g) Restricted Cash

Restricted cash consists of cash and cash equivalents held by various banks to secure certain of our letters of credit and other deposits designated for the payment of amounts related to loan interest. Restricted cash also includes cash and cash equivalents held in frozen bank accounts due to judicial property preservations.

The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within our consolidated balance sheets as of December 31, 2018 and 2019 to the total of such amounts as presented in the consolidated statements of cash flows:

	At December 31,
	2018	2019
Cash and cash equivalents	$6,750,178	$24,292,113
Restricted cash	2,275,866	405,040
Total cash, cash equivalents, and restricted cash	$9,026,044	$24,697,153

(h) Project assets and deferred project costs

In 2012, the Company began entering into arrangements to develop commercial solar power projects (“project assets”) for sale upon their completion. Project assets consist primarily of costs relating to solar power projects in various stages of development that are capitalized prior to entering into a definitive sales agreement for the solar power project. These costs include certain acquisition costs, land costs and costs for developing and constructing a solar power project. Development costs can include legal, consulting, permitting, and other similar costs. Construction costs can include execution of field construction, installation of solar equipment, and solar modules and related equipment. Interest costs incurred on debt during the construction phase are also capitalized within project assets. The Company does not depreciate the project assets when they are considered held for sale. Any revenue generated from a solar power project connected to the grid would be considered incidental revenue and accounted for as a reduction of the capitalized project costs for development. In addition, the Company presents all expenditures related to the development and construction of project assets as a component of cash flows from operating activities.

During the development phase, these project assets are accounted for in accordance with the recognition, initial measurement and subsequent measurement subtopics of ASC 970-360, as they are considered in substance real estate. While the solar power projects are in the development phase, they are generally classified as non-current assets, unless it is anticipated that construction will be completed, and sale will occur within one year.

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

Deferred project costs represent costs that are capitalized as deferred project assets for arrangements that are accounted for as real estate transactions after the Company has entered into a definitive sales arrangement, but before the sale is completed or before all criteria to recognize the sale as revenue are met. The Company classifies deferred project costs as noncurrent if satisfaction of all revenue recognition criteria is not expected within the next 12 months.

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

Contract costs are accumulated and are charged to operations as the related revenue from contracts is recognized. Refer to note 2 (s) EPC services for the corresponding revenue streams.

(j) Advances to suppliers and advances for purchases of property, plant and equipment

In order to secure a stable supply of construction materials, the Company makes advance payments to suppliers for raw material supplies and advances for purchases of long-lived assets which are offset against future deliveries. Advances to suppliers for purchases expected within twelve months as of each balance sheet date are recorded as advances to suppliers in current assets and those associated with purchases expected over longer periods of time are recorded in non-current advances to suppliers. As of December 31, 2018 and 2019, advances to suppliers in current assets were $379,568 and $248,130, respectively, and non-current advances to suppliers for construction materials supplies were nil. Advances for property, plant and equipment are recorded in non-current assets and were nil as of December 31, 2018 and 2019. The Company does not require collateral or other security against its advances to suppliers. As a result, the Company’s claims for such prepayments are unsecured, which exposes the Company to the suppliers’ credit risk. The Company performs ongoing credit evaluations of the financial condition of its material suppliers.

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

(l) Assets and liabilities held-for-sale

Assets and asset disposal groups are classified as held-for-sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when management has committed to a plan of sale and the sale is highly probable, the assets are available for immediate sale in their present condition and they are expected to qualify for recognition as a completed sale within one year from the date of classification. Assets and liabilities classified as held for sale are measured at lower of their carrying amount or fair value less costs to sell.

Long-lived assets to be sold are classified as held for sale considering the recognition criteria in ASC 360-10-45-9 in which all of the following criteria are met:

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

(m) Interest capitalization

The Company capitalizes interest costs as part of the costs of constructing certain assets during the period of time required to get the assets ready for their intended use. The Company capitalizes interest to the extent that expenditures to construct an asset have occurred and interest costs have been incurred. The interest capitalized for project assets forms part of the cost of revenues when such project assets are sold, and all revenue recognition criteria are met. Interest is capitalized for solar power projects that are classified as property, plant and equipment and built for the Company to own and operate for electricity generation before the projects are completed and put into operation. Interest capitalization ceases once a project is substantially complete or no longer undergoing construction activities to prepare it for its intended use.

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

The impairment losses of long-lived assets were nil for the years ended December 31, 2017, 2018. For the year ended December 31, 2019, the amount was $6,880,115, of which $5,532,489 represented impairment losses from property, plant and equipment which were subsequently disposed in 2019 and $1,347,626 represented impairment losses from asset and liabilities held for sale. The impairment losses of these assets represented the difference between the carrying amount and fair value less cost to sell as a result of committed sale plans of solar power plants originally owned and operated by the Company for electricity generation.

(o) Leases

Leases are classified as finance or operating leases. A lease that transfers to the lessee substantially all the benefits and risks incidental to ownership is classified as a finance lease. At inception, a finance lease is recorded at the lower of the present value of minimum lease payments or the fair value of the asset. Assets under finance leases are amortized on a basis consistent with that of similar useful life of fixed assets or the end of lease term, whichever is earlier. If the lease transfers ownership or contains an option to purchase the asset that the lessee is reasonably certain to exercise, the finance leases should be amortized over the useful life of the asset.

At the inception of each lease arrangement, the Company determines if the arrangement is a lease or contains an embedded lease and reviews the facts and circumstances of the arrangement to classify lease assets as operating or finance leases under ASU 2016-02, Leases (Topic 842). The Company has elected not to record any leases with terms of 12 months or less on the consolidated balance sheets.

Balances related to operating leases are included in operating lease right-of-use (“ROU”) assets, operating lease liabilities current and operating lease liabilities non-current on the consolidated balance sheets. Finance leases represent a small portion of the active lease agreements and are included in finance lease ROU assets, finance lease liabilities current and non-current on the consolidated balance sheets. The ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the obligation of the Company to make minimum lease payments arising from the lease for the duration of the lease term.

Operating lease costs are recognized on a straight-line basis over the lease term. From time to time, the Company’s subsidiaries are asked to prepay the lease costs for over one year. As of December 31, 2018, the prepaid rental fees of $430,608 were recorded in other non-current assets and $954,969 were recorded in prepaid expenses and other current assets. As of December 31, 2019, the prepaid rental fees of $688,324 were recorded in operating lease right-of-use assets.

To determine the present value of future minimum lease payments, the Company use the implicit rate when readily determinable. Presently, because many of the leases do not provide an implicit rate, the Company applies its incremental borrowings rate based on the information available at the lease commencement date to determine the present value of minimum lease payment. The operating and finance lease ROU assets include any lease payment made and exclude lease incentives.

For a sale-leaseback transaction, when the transaction involves real estate or integral equipment, sale-leaseback accounting shall be used by a seller-lessee only if the transaction includes all of the following a) normal leaseback; b) payment terms and provisions that adequately demonstrate the buyer-lessor’s initial and continuing investment in the property; and c) payment terms and provisions that transfer all of the other risks and rewards of ownership as demonstrated by the absence of any other continuing involvement by the seller-lessee.

Equipment is determined to be integral when the cost to remove the equipment from its existing location, ship and reinstall at a new site, including any diminution in fair value, exceeds 10% of the fair value of the equipment at the time of original installation.

If a sale-leaseback of real estate qualifies for sale-leaseback accounting, an analysis is performed to determine if the Company can record a sale and remove the assets from the balance sheet and recognize the lease; and if so, to determine whether to record the lease as either an operating or finance lease.

If a sale-leaseback transaction does not qualify for sale-leaseback accounting because of any form of continuing involvement by the seller-lessee other than a normal leaseback, it is accounted for as a financing arrangement.

(p) Deferred convertible notes issuance costs

Debt issuance costs are deferred and amortized using effective interest method through the earliest redemption date. The amortization, recorded in interest expense was nil for the years ended December 31, 2017, 2018 and 2019.

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

(s) Revenue recognition

Under ASC 606 (effective from January 1, 2018)

Solar power project development

a) Sale of project assets constructed by a third-party EPC contractor

The Company recognizes revenue for sales of project assets constructed by a third-party EPC contractor over time as the Company’s performance creates an energy generation asset that is owned by the customer as it is being constructed and the customer can direct all activities related to the work in progress. Furthermore, the sale of a project asset when combined with EPC services represents a single performance obligation for the development and construction of a single generation asset. The Company recognizes revenue over time for construction contracts which recognize revenue and gross profit as work is performed based on the relationship between actual costs incurred compared to the total estimated costs of the contract. Under this business model, the EPC services are provided by a third-party service provider. In accordance with the terms and conditions of the EPC contract, the Company has the ability to direct a third party to ensure that the EPC services to the customer are performed therefore the Company acts as the principal in this arrangement and both the revenue and cost amounts paid to the EPC contractor are recognized on a gross basis.

b) Sale of project assets constructed by the Company’s own EPC team

Under this business model, the Company sells power projects after they have been completed or are near completion. The Company conducts the construction of the power plant and completes or nearly completes the project before it identifies a customer. When a customer is identified, the Company enters into two agreements through signing: Sale and Purchase Agreement (“SPA”) and Operations and Maintenance (“O&M”) Services Contract, which are generally signed on the same date. Such arrangements consist of two performance obligations: sale of solar project and O&M services.

For sale of a solar project, the Company recognizes revenue at a point in time once control of project company is transferred to the customer as the Company has no remaining performance obligation once the control is transferred upon closing of the sale. For O&M services, the Company recognizes revenue over time, ratably over the service period, as this performance enhances an energy generation asset controlled by the customer.

For sales agreements that have energy generation performance guarantees covering a certain timeframe or the availability guarantee in the O&M contract, if there is an underperformance event, the Company may incur liquidated damages as a percentage of the EPC contract price or as a percentage of O&M fees. Such performance guarantees represent a form of variable consideration and are estimated at contract inception at their most likely amount and updated at the end of each reporting period as additional performance data becomes available and only to the extent that it is probable that a significant reversal of any incremental revenue will not occur. All EPC contracts had been completed by December 31, 2018, thus there were no active EPC contracts in 2019.

c) Sale of project asset rights

The Company sells the project rights to customers through the disposal of project companies holding the relevant permits. For these transactions, the project companies could either own the land or lease the land under the lease term that could cover the entire power plant’s life. In these transactions, the Company is also responsible for locating the electricity end subscribers on the customer’s behalf for a certain percentage of the entire contact consideration. Such arrangements consist of two performance obligations: sale of project rights and sourcing of end subscribers.

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

The Company recognizes revenue for EPC services over time as the Company’s performance creates or enhances an energy generation asset controlled by the customer. In recognizing revenue over time, the Company follows the costs incurred method and uses the actual costs incurred relative to the total estimated costs (including module costs) in order to determine the progress towards completion and calculate the corresponding amount of revenue and profit to recognize. Costs incurred include direct materials, solar modules, labor, subcontractor costs, and those indirect costs related to contract performance, such as indirect labor and supplies.

The over time revenue recognition requires the Company to make estimates of net contract revenues and costs to complete the projects. In making such estimates, significant judgment is required to evaluate assumptions related to the amount of net contract revenues, including the impact of any performance incentives, liquidated damages, and other payments to customers. Significant judgment is also required to evaluate assumptions related to the costs to complete the projects, including materials, labor, contingencies, and other system costs.

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

The Company bills the customer based on progress billing terms in the contract. Accounts receivable from EPC services (unbilled) represents revenue that has been recognized in advance of billing the customer, which is common for long-term construction contracts. The Company typically recognizes revenue from contracts for the construction and sale of PV solar power systems over time using cost based input methods, which recognizes revenue and gross profit as work is performed based on the relationship between actual costs incurred compared to the total estimated costs of the contract. Accordingly, revenue could be recognized in advance of billing the customer, resulting in an amount recorded to “Accounts receivable from EPC services (unbilled)” as disclosed in Note 4. Once the Company has an unconditional right to consideration under a construction contract, the Company typically bills the customer accordingly and reclassifies the “Accounts receivable from EPC services (unbilled)” to “Accounts receivable from EPC services (billed).” Billing requirements vary by contract but are generally structured around the completion of certain construction milestones. Certain of the EPC contracts for PV solar power systems contain retainage provisions. Retainage represents contract costs for the portion of the contract price earned for work performed but held for payment by the customer as a form of security until a certain defined timeframe has been reached. The Company considers whether collectability of such retainage is reasonably assured in connection with our overall assessment of the collectability of amounts due or that will become due under the EPC contracts. Retainage included within “Accounts receivable from EPC services (unbilled)” is expected to be billed and collected within the next 12 months. After the Company has satisfied the EPC contract requirements and has an unconditional right to consideration, the retainage is billed and reclassified to “Accounts receivable from EPC services (billed).” Refer to Note 4 for detail breakdown of the “Accounts receivable from EPC services (unbilled)” and “Accounts receivable from EPC services (billed)” amounts.

For EPC services, the Company provides a limited assurance only warranty for the modules, materials and construction part of the power plants. Although the Company subcontracts the construction to third party developers and purchase the raw materials and modules from third party suppliers, the Company is the primary obligor for the limited warranties such as solar module product warranty for a period of five to ten years, warranties for defects in engineering design, installation, workmanship for a period of one to two years and recorded as a liability in the Consolidated Balance Sheets. Nevertheless, the Company has a legally enforceable right to recover these warranties from the subcontractor and suppliers as these parties have contracted with the Company to assume these warranty obligations, and that the Company will also record receivables in the Consolidated Balance Sheets for expected reimbursement in amounts that the Company believe are probable. The EPC warranty expenses and expected recovery amounts related to warranties are recorded net of expense in the Consolidated Statement of Operations on the basis that the amounts provided by the subcontractor and suppliers are a reimbursement of our costs. As of December 31, 2018 and 2019, the liabilities and the related receivables are not material. The related expenses for the three years ended December 31, 2017, 2018 and 2019 are not material.

Electricity generation revenue

The Company recognizes electricity generation revenue generated from power plants owned and operated by the Company over time as the customer receives and consumes the benefits as the Company performs. In recognizing revenue overtime, the Company follows the output method and uses the actual electricity supplied in order to determine the progress towards completion and calculate the corresponding amount of revenue and profit to recognize. The electricity generation records are reconciled with the power grid companies and the price of electricity is based on a fixed unit price according to the power purchase arrangement with the power grid companies. The Company is entitled to the feed-in tariff(s) (FIT) that the government guaranteed and subsidized electricity sale price at which solar power projects can produce green energy. The Company recognizes the feed-in tariff(s) (FIT) as part of the electricity generation revenue when the entitlement to receipt of such feed-in tariff(s) (FIT) is fulfilled. Accounts receivable from such feed-in-tariff(s) (FIT) is expected to be collected beyond 12 months, which are discounted at an effective interest rate and recorded as non-current asset.

Revenue from green certificates

The Company receives green energy certificates based on electricity generated from the power plants in a Romanian subsidiary. The Company sells these certificates to buyers who can then meet the mandatory government quota per year for green energy produced. The Company believes that these green certificates are a government incentive and the sale of green energy certificates does not fall into derivative and lease accounting scope. The Company recognizes revenue for the sale at a point in time once the control of green certificates has been transferred to the buyers according to the green certificate purchase arrangement. The consideration of selling green certificates sold is fixed as stated in the purchase arrangement.

For the years ended December 31, 2017, 2018 and 2019, revenue from green certificates were $4,184,724, $883,741 and $1,957,109, respectively, and is included in electricity generation revenue.

Value added tax (“VAT”)

Value added tax (“VAT”) at differentiated rates on invoice amount is collected on behalf of the tax authorities in respect of the different types of revenues and is not recorded as revenue. VAT paid for purchases, net of VAT collected from customers, is recorded as an asset.

Under ASC 605 (effective before January 1, 2018)

Solar power project development

a) Sale of project assets

The Company recognized revenue from the sale of project assets in accordance with ASC 360-20, Real Estate Sales. For these transactions, the Company has determined that the project assets, which represented the costs of constructing solar power projects, represented “integral” equipment and as such, the entire transaction is in substance the sale of real estate and subject to the revenue recognition guidance under ASC 360-20 Real Estate. Under the provisions of real estate accounting, the Company recognized revenue under full accrual method when all of the following requirements are met: (a) the sales are consummated; (b) the buyer’s initial and continuing investments are adequate to demonstrated its commitment to pay; (c) the receivable is not subject to any future subordination; and (d) the Company has transferred the usual risk and rewards of ownership to the buyer. Specifically, the Company considered the following factors in determining whether the sales have been consummated: (a) the parties are bound by the terms of a contract; (b) all consideration has been exchanged; (c) permanent financing for which the seller is responsible has been arranged; and (d) all conditions precedent to closing have been performed, and the Company does not have any substantial continuing involvement with the project.

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

b) Sale of project asset rights

The Company also sells the project rights to customers through the disposal of project companies holding the relevant permits. For these transactions, the project companies could either own the land or lease the land under the lease term that could cover the entire power plant’s life. For the transactions with the land owned, the Company accounts the entire transaction under the revenue recognition guidance of ASC 360-20 Real Estate. Under the provisions of real estate accounting, the Company recognized revenue under full accrual method when all of the requirements mentioned in the sale of project assets above are met. For the transactions with the land leased, the Company recognized revenue when the revenue is realized or realizable and earned in accordance with ASC 605-10-S99-1. In these transactions, the Company is also responsible for locating the electricity end subscribers for certain percentage of the entire contract consideration. A consideration reduction will occur if the located end subscribers don’t reach to a defined threshold per the contract terms. The portion of the revenue is not recognized until the contingency has been removed, that is when the relevant subscription agreements are effective. Costs incurred during the course of obtaining permits are capitalized and recorded in project assets before the sale of project rights is completed.

c) Jointly arrangements of power projects for sale

The Company also enters into cooperation arrangement to jointly construct power projects for sale. In the arrangement, the Company’s performance obligations generally including design, engineering, procurement of all PV modules, materials needed for the projects and locating end subscriptions, while the counterparty is the primary obligor for constructing the power projects under the joint cooperation agreement, holds the ownership of the land and power projects and sell the power projects. The Company and the counterparty each generally receive 50% of the total selling price of the power projects. The Company recognized revenue, representing 50% of the selling price of the power projects, from this arrangement when the revenue is realized or realizable and earned in accordance with ASC 605-10-S99-1, which is normally when the power projects are sold to the external buyers, when all of the following requirements are met: (a) persuasive evidence of an arrangement exists; (b) delivery has occurred or services have been rendered; (c) the seller’s price to the buyer is fixed or determinable; and (d) collectability is reasonably assured.

EPC Services

The Company provides engineering, procurement and construction (“EPC”) services under the EPC contracts to design and build the power plant on customer’s site per customer’s request.

The Company generally recognized revenue for EPC services over time using a percentage-of completion method as the Company’s performance creates or enhances an energy generation asset controlled by the customer per ASC 605-35. In applying the percentage-of-completion method, the Company follows the cost-to-cost method and uses the actual costs incurred relative to the total estimated costs (including module costs) in order to determine the progress towards completion and calculate the corresponding amount of revenue and profit to recognize. Costs incurred include direct materials, solar modules, labor, subcontractor costs, and those indirect costs related to contract performance, such as indirect labor and supplies. When contracts specify that title to direct materials and solar modules transfers to the customer before installation has been performed, the Company will not recognize revenue or the associated costs until those materials are installed and have met all other revenue recognition requirements.

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

If estimated total costs on any contract are greater than the net contract revenues, the Company recognized the entire estimated loss in the period the loss becomes known. The cumulative effect of the revisions to estimates related to net contract revenues and costs to complete contracts, including penalties, claims, change orders, performance incentives, anticipated losses, and others are recorded in the period in which the revisions to estimates are identified and the amounts can be reasonably estimated. The effect of the changes on future periods are recognized as if the revised estimates had been used since revenue was initially recognized under the contract. Such revisions could occur in any reporting period, and the effects may be material depending on the size of the contracts or the changes in estimates. For the year ended December 31, 2017, no such revisions occur.

The Company bills the customer based on progress billing terms in the contract. Accounts receivable from EPC services (unbilled) represents revenue that has been recognized in advance of billing the customer, which is common for long-term construction contracts. The Company typically recognized revenue from contracts for the construction and sale of PV solar power systems over time using cost based input methods, which recognized revenue and gross profit as work is performed based on the relationship between actual costs incurred compared to the total estimated costs of the contract. Accordingly, revenue could be recognized in advance of billing the customer, resulting in an amount recorded to “Accounts receivable from EPC services (unbilled)” as disclosed in Note 4. Once the Company has an unconditional right to consideration under a construction contract, the Company typically bills the customer accordingly and reclassifies the “Accounts receivable from EPC services (unbilled)” to “Accounts receivable from EPC services (billed).” Billing requirements vary by contract but are generally structured around the completion of certain construction milestones. Certain of the EPC contracts for PV solar power systems contain retainage provisions. Retainage represented contract costs for the portion of the contract price earned for work performed but held for payment by the customer as a form of security until certain defined timeframe has been reached. The Company considered whether collectability of such retainage is reasonably assured in connection with the Company’s overall assessment of the collectability of amounts due or that will become due under the EPC contracts. Retainage included within “Accounts receivable from EPC services (unbilled)” is expected to be billed and collected within the next 12 months. After the Company has satisfied the EPC contract requirements and have an unconditional right to consideration, the retainage is billed and reclassified to “Accounts receivable from EPC services (billed).” Refer to Note 4 for detail breakdown of the “Accounts receivable from EPC services (unbilled)” and “Accounts receivable from EPC services (billed)” amounts.

For EPC services, the Company provides limited warranty for certain years for the modules, materials and construction part of the power plants. Although the Company subcontracts the construction to third party developers and purchase the raw materials and modules from third party suppliers, the Company is the primary obligor for the limited warranties such as solar module product warranty for a period of five to ten years, warranties for defects in engineering design, installation, workmanship for a period of one to two years and records a liability “Accrued EPC warranty liabilities” which is grouped under “Other current liabilities” in the Consolidated Balance Sheet and disclosed in Note 12. On another hand, the Company has a legally enforceable right to recover these warranties from the subcontractor and suppliers as these parties have contracted with the Company to assume these warranty obligations, and that the Company will also record receivables for expected reimbursement in amounts that the Company believes are probable as “EPC Warranty reimbursement receivables” which is grouped under “Prepaid expenses and other current assets” in the Consolidated Balance Sheet and disclosed in Note 5. The EPC warranty expenses and expected recovery amounts related to warranties are recorded net in expense in the Consolidated Statement of Operations on the basis that the amounts provided by the subcontractor and suppliers are a reimbursement of the Company’s costs. The related expenses for the year ended December 31, 2017 is also not material.

Electricity generation revenue

The Company recognized electricity generation revenue for company operated power plants when persuasive evidence of a power purchase arrangement with the power grid company exists, electricity has been generated and been transmitted to the grid and the electricity generation records are reconciled with the power grid companies, the price of electricity is fixed or determinable and the collectability of the resulting receivable is reasonably assured. Noted that the Company is entitled to the feed-in tariff(s) (FIT) that the government guaranteed and subsidized electricity sale price at which solar power projects can produce green energy. The Company recognizes the feed-in tariff(s) (FIT) as part of the electricity generation revenue when the entitlement to receipt of such feed-in tariff(s) (FIT) is fulfilled.

Revenue from green certificates

The Company received green energy certificates based on electricity generated from the power plants in a subsidiary. The Company sells these certificates to buyers who can then meet the mandatory government quota per year for green energy produced. The Company believes that these green certificates are government incentive and the sale of green energy certificates does not fall into derivative and lease accounting scope. The Company recognized revenue for the sale in accordance with ASC 605-10-S99-1 when persuasive evidence of a green certificate purchase arrangement with the buyer exists, green certificates have been delivered to the buyer, the price of total green certificates sold is fixed or determinable and the collectability of the resulting receivable is reasonably assured.

Value added tax

VAT at differentiated rates on invoice amount is collected on behalf of tax authorities in respect of the different types of revenues and is not recorded as revenue. VAT paid for purchases, net of VAT collected from customers, is recorded as an asset.

Changes in Accounting Principles

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

(t) Deferred project revenue

Deferred project revenue mainly represented customer payments received or customer billings made under the terms of solar power project related sales contracts for which revenue recognition for real estate transactions have not yet been met. The associated solar power project related costs are included as deferred project costs. The Company classifies such amounts as current or noncurrent depending on when all revenue recognition criteria are expected to be met, consistent with the classification of the associated deferred project costs.

(u) Other operating income (expenses)

Other operating income (expenses) primarily consists of discount charges of long-term receivables, compensation income and expenses, cancellation loss of project assets, and disposal loss of property, plant and equipment. For the year ended December 31, 2019, the cancellation loss of project assets of $$6,434,935 mainly represented cancellation of solar power projects in the United States which do not have future associated benefits to the Company, and the disposal loss of property, plant and equipment amounted to $3,605,849.

(v) Foreign currency

The functional currency of ReneSola Ltd is the United States Dollar (“U.S. dollar”). The functional currency of ReneSola’s subsidiaries in the People’s Republic of China (“PRC”) is Renminbi (“RMB”). The functional currency of the overseas subsidiaries normally is the local currency in the country where the subsidiary is domiciled.

Foreign currency transactions have been translated into the functional currency at the exchange rates prevailing on the date of transactions. Foreign currency denominated monetary assets and liabilities are remeasured into the functional currency at exchange rates prevailing on the balance sheet date. Exchange gains and losses have been included in the determination of net income.

The Company has chosen the U.S. dollar as its reporting currency. Assets and liabilities have been translated using exchange rates prevailing on the balance sheet date. Income statement items have been translated using the weighted average exchange rate for the year. Translation adjustments have been reported as a component of other comprehensive income in the consolidated statement of comprehensive income/(loss).

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Company’s cash and cash equivalents and restricted cash denominated in RMB amounted to RMB27,969,872 ($4,068,050) and RMB31,047,475 ($4,459,690) on December 31, 2018 and 2019, respectively.

(w) Fair value of financial instruments

Fair value represents the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (also referred to as an exit price). The Company utilizes a hierarchy for inputs used in measuring fair value that gives the highest priority to observable inputs and the lowest priority to unobservable inputs. Valuation techniques used to measure fair value maximize the use of observable inputs.

When available, the Company measures the fair value of financial instruments based on quoted market prices in active markets, valuation techniques that use observable market-based inputs or unobservable inputs that are corroborated by market data. Pricing information the Company obtains from third parties is internally validated for reasonableness prior to use in the consolidated financial statements. When observable market prices are not readily available, the Company generally estimates the fair value using valuation techniques that rely on alternate market data or inputs that are generally less readily observable from objective sources and are estimated based on pertinent information available at the time of the applicable reporting periods. In certain cases, fair values are not subject to precise quantification or verification and may fluctuate as economic and market factors vary and the Company’s evaluation of those factors changes. Although the Company uses its best judgment in estimating the fair value of these financial instruments, there are inherent limitations in any estimation technique. In these cases, a minor change in an assumption could result in a significant change in its estimate of fair value, thereby increasing or decreasing the amounts of the Company’s consolidated assets, liabilities, equity and net income or loss. See Note 9, “Fair Value Measurements,” for further details.

(x) Earnings (loss) per ADS

Basic earnings (loss) per ADS is computed by dividing income (loss) attributable to holders of ADS by the weighted average number of ADS outstanding during the year. Diluted earnings (loss) per ADS reflects the potential dilution that could occur if securities or other contracts to issue ADS were exercised or converted into ADS.

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

See Note 14, “Share Based Compensation”, for further details.

(z) Comprehensive income (loss)

Comprehensive income (loss) is the change in equity during a period from transactions and other events and circumstances from non-shareholder sources and included net income (loss) and foreign currency translation adjustments. As of December 31, 2018 and 2019, accumulated other comprehensive loss is composed of foreign currency translation adjustments.

(aa) Treasury stock

On September 23, 2015, the Company’s Board of Directors authorized the Company to repurchase up to $20 million of its American Depository Share (“ADS”), each representing its ten ordinary shares (Note in February 2017, the Company changed the number of the Company’s shares represented by each ADS from two (2) shares to ten (10) shares) in aggregate value of its outstanding ordinary shares through open market or private transactions during the twelve months period ending in September, 2016, depending on market condition.

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

As of December 31, 2016, the Company had cancelled 1,352,586 of the treasury stock from the 2016 repurchase and in 2017 cancelled the remaining 1,451,700 shares of the treasury stock. There was no outstanding treasury stock as of December 31, 2018 and 2019.

(ab) Concentrations of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable, advances to suppliers and other receivables. The Company places its cash and cash equivalents with reputable financial institutions. The Company conducts credit evaluations of customers and generally does not require collateral or other security from its customers. The Company establishes an allowance for doubtful accounts mainly based on the age of receivables and factors surrounding the credit risk of specific customers.

(ac) Recently adopted accounting pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-02, Leases (Topic 842), to increase transparency and comparability among organizations by recognizing right-of-use assets and lease liabilities on the balance sheet for all leases with terms longer than 12 months and disclosing key information about leasing transactions. Leases are classified either operating or finance, with such classification affecting the pattern of expense recognition in the income statement. The effective date of the new standard is for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years. In July 2018, the FASB issued ASU 2018-11, Leases (Topic 842), which provided a transition to change to not restate comparative periods for the effects of applying the new standard. This transition election permits entities to change the date of initial application to the beginning of the earliest comparative period presented, or retrospectively at the beginning of the period of adoption through a cumulative-effect adjustment.

The Company adopted ASC 842 on January 1, 2019 and elected to apply the modified retrospective approach at the beginning of the period of adoption through a cumulative-effect adjustment which, among other things, allowed the Company not to reassess prior conclusions related to contracts containing leases or lease classification. Upon commencement of a lease, the Company recognizes a lease liability for the present value of the lease payments not yet paid, discounted using an interest rate that represents the Company’s ability to borrow on a collateralized basis over a period that approximates the lease term. The Company also recognizes a lease asset, which represents the Company right to control the use of the underlying property, plant and equipment, at an amount equal to the lease liability adjusted for prepayments and initial direct costs. The adoption primarily affected the Company’s consolidated balance sheet through the recognition of $37,086,249 of operating lease right-of-use assets, $38,041,898 of finance lease right-of-use assets, $35,700,672 of operating lease liabilities and $34,130,495 of finance lease liabilities as of January 1, 2019 and the de-recognition of historical prepaid and deferred rent balances. The adoption did not have a material impact on our results of operations or cash flows.

The Company subsequently recognizes the cost of the lease on a straight-line basis over the lease term for operating leases. The Company subsequently recognizes amortization of the right-of-use asset and interest on the lease liability respectively for finance leases. Any variable lease costs, which represent amounts owed to the lessor that are not fixed per the terms of the contract, are recognized in the period in which they are incurred. Any costs included in the Company lease arrangements that are not directly related to the leased assets, such as maintenance charges, are included as part of the lease costs. Leases with an initial term of one year or less are considered short-term leases and are not recognized as leases assets and liabilities. The Company also recognize the cost of such short-term leases on a straight-line basis over the term of the underlying agreement. As of December 31, 2019, the Company recognized $23,990,913 of operating lease right-of-use assets, $24,991,789 of finance lease right-of-use assets, $23,340,689 of operating lease liabilities and $20,766,512 of finance lease liabilities.

ASC 842 provides for certain practical expedients that companies can elect to apply for purposes of adoption and implementation of the new standard. The practical expedients utilized by the Company are as follows: 1) no reassessment of whether existing contracts contain a lease, 2) no reassessment of the classification of existing lease, 3) no reassessment of initial direct costs for existing leases, 4) exclusion of leases with terms of 12 months or less from evaluation, and 5) use of the portfolio approach to determine discount rates.

The cumulative effect of the changes made to its January 1, 2019 consolidated balance sheet for the adoption of ASU 2016-02, “Leases” was as follows:

	Balance at	Adjustments due to	Balance at
	December 31, 2018	ASC 842	January 1, 2019
Assets
Prepaid expense and other current assets	$14,318,076	$(954,969)	$13,363,107
Other non-current assets	6,458,949	(430,608)	6,028,341
Property, plant and equipment, net	190,787,262	(38,041,898)	152,745,364
Operating lease right-of-use assets	-	37,086,249	37,086,249
Finance lease right-of-use assets	-	38,041,898	38,041,898
Liabilities
Accounts Payable	12,050,201	(46,328)	12,003,873
Operating lease-liabilities current	-	131,456	131,456
Other current liabilities	52,748,907	(12,279,651)	40,469,256
Failed sale-lease back and finance lease liabilities current	-	12,279,651	12,279,651
Operating lease-liabilities non-current	-	35,615,544	35,615,544

(ad) Recently issued accounting pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326), to provide financial statement users with more useful information about expected credit losses. ASU 2016-13 also changes how entities measure credit losses on financial instruments and the timing of when such losses are recorded. ASU 2016-13 is effective for fiscal years and interim periods within those years beginning after December 15, 2019, and early adoption is permitted for periods beginning after December 15, 2018. We do not expect the adoption of ASU 2016-13 to have a significant impact on our consolidated financial statements and associated disclosures.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 removes the requirement to disclose: the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy; the policy for timing of transfers between levels; and the valuation processes for Level 3 fair value measurements. ASU 2018-13 requires disclosure of changes in unrealized gains and losses for the period included in other comprehensive income (loss) for recurring Level 3 fair value measurements held at the end of the reporting period and the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted. We do not expect the adoption of ASU 2018-13 to have a significant impact on our consolidated financial statements and associated disclosures.

3. DISCONTINUED OPERATIONS

On September 25, 2017, the Company completed a share repurchase and subscription agreement (the “SPA”) with Mr. Xianshou Li, the Company’s Chairman and Chief Executive Officer (the “Buyer”) for the sale of the Company’s manufacturing (including polysilicon, solar wafer, solar cell and solar module manufacturing) and LED distribution businesses. The transaction also transferred substantially all of the pre-restructured ReneSola Ltd and its subsidiaries (collectively, the “Group”)’s related indebtedness to Li. The transaction resulted in:

1)	The Company was no longer liable for the bank borrowings approximating RMB3 billion ($461 million) which was assumed by the Buyer as part of the net assets of discontinued operations as of the disposal date;

2)	The Buyer forgave approximately $217.4 million of intercompany payables owed to it by the Company; and

3)	The Company issued 180 million common shares (“18 million ADS”) with a fair value of approximately $42.5 million to ReneSola Singapore Pte. Ltd., an entity to be fully owned by the Buyer upon completion.

Results of operations related to the discontinued businesses, including comparatives, were reported as loss from discontinued operations.

A reconciliation of disposal gain is presented as follows.

Reconciliation of disposal gain:

Item	Amount in US$ million
Waiver of the Company’s payable to the Buyer of the discontinued operations	217.4
Fair value of shares issued to the Buyer	(42.5)
Net assets of discontinued operations as of the disposal date	(133.6)
Release of currency translation difference due to discontinued operations	65.0
Disposal gain	106.3

Results of the discontinued operations

January 1 – September 30
2017

Revenues	$472,568,586
Cost of revenues	(457,058,538)

Gross profit	15,510,048

Operating (expenses)/income:
Selling and marketing	(24,259,869)
General and administrative	(32,341,022)
Research and development	(14,715,027)
Other income	8,776,633
Impairment loss of assets	-
Total operating expenses	(62,539,285)

Loss from operations	(47,029,237)

Interest income	1,144,135
Interest expenses	(25,518,288)
Exchange gain	(7,095,061)
Loss on derivatives	(1,284,379)
Loss from discontinued operations before income taxes	(79,782,830)
Income tax benefit, net	4,748,324

Loss from discontinued operations, net of tax	$(75,034,506)

4. ACCOUNTS RECEIVABLE, NET

	At December 31,
	2018	2019
Accounts receivable
– from EPC services (billed)	$9,078,144	$2,753,277
– from EPC services (unbilled)	526,848	456,900
–from solar power project assets (1)	7,045,546	8,971,464
–from electricity generation revenue (2)	17,832,924	3,562,181
Total accounts receivable	34,483,462	15,743,822
Allowance for doubtful accounts	-	(1,908,803)
Accounts receivable, net	$34,483,462	$13,835,019

(1)	As of December 31, 2019, receivables by post-dated checks were $813,652 and dates of acceptance were from May 31, 2020 to November 30, 2021. Of which, $406,826 were classified as current and recorded in accounts receivable from solar power project assets, and $406,826 were classified as non-current and recorded in other non-current assets.
(2)	Accounts receivable from electricity generation revenue were mainly due from the state grid companies. The amounts included the portion of feed-in tariff(s) (FIT) for the electricity sold to the state grid companies in the PRC in which the relevant on-grid solar power stations are still pending for registration to the Renewable Energy Subsidy Catalog, which the Company has submitted the application for its solar power stations started operation before July 2017 to be registered on the Catalog in early 2020. The Company expects that a certain part of the feed-in tariff(s) (FIT) receivables will be recovered after twelve months from the reporting date, which are discounted at an effective interest rate. As of December 31, 2019, there are $1,317,137 of feed-in tariff(s) (FIT) receivables classified as current and $16,800,636 classified as non-current.

ALLOWANCES FOR DOUBTFUL ACCOUNTS

The Company establishes an allowance for doubtful accounts primarily based upon the collectability of the receivables in light of historical trends and adverse situations that may affect customers’ ability to pay. After appropriate collection efforts are exhausted, specific accounts receivable deemed to be uncollectible would be charged against the allowance in the period they are deemed uncollectible.

As of December 31, 2018, the Company did not provide an allowance for doubtful accounts on the account balances. As of December 31, 2019, the Company had an allowance for doubtful accounts of $1,908,803 from EPC services receivable.

As of December 31, 2018, receivables from an EPC services customer amounted to $6,036,988 (17%), which was greater than 10% of the account balance. As of December 31, 2019, receivables from a solar power customer amounted to $4,252,381 (31%), which was greater than 10% of the account balance.

For the years ended December 31, 2019 and 2018, a solar power customer accounted for 47% and nil of the Company’s net revenues, respectively.

5. PREPAID EXPENSES AND OTHER CURRENT ASSETS

	At December 31,
	2018	2019

Refundable deposits (1)	$12,082,372	$4,124,928
Prepaid rental fees (2)	954,969	-
EPC Warranty reimbursement receivables	186,553	183,941
Others	1,094,182	2,491,414
Total prepaid expenses and other current assets	14,318,076	6,800,283
Allowance for doubtful accounts (3)	-	(729,629)
Total prepaid expenses and other current assets	$14,318,076	$6,070,654

(1)	As of December 31, 2019, refundable deposits mainly represented refundable deposits for the bidding of project asset construction rights and rooftop leases.

(2)	As of January 1, 2019, prepaid rental fees represented rental payments for solar power projects due within one year which was disclosed as ROU in accordance with ASC 842 as of December 31, 2019.
(3)	Allowances for doubtful accounts mainly represented compensation sum receivable from Canada authority on closure of certain Canada project which the Company deemed the compensation sum would not be recoverable in full.

6. PROJECT ASSETS

Project assets consisted of the following at December 31, 2018 and 2019, respectively:

	At December 31,
	2018	2019
Project assets - Module cost	$29,612,819	$4,616,399
Project assets - Development and construction cost	71,316,605	32,112,215
Project assets - Others	7,409,941	1,919,237
Total project assets	108,339,365	38,647,851

Current portion	64,257,766	32,125,312
Non-current portion	44,081,599	6,522,539

7. ASSETS HELD FOR SALE AND LIABILITIES HELD FOR SALE

On December 25, 2019, a subsidiary of the Company has entered into a proposed acquisition agreement with Jiangxi Tongli Risheng New Energy Technology Co., Ltd (the “Buyer”) for sale of the Company’s solar power plant subsidiaries in China under electricity generation revenue segment. The associated assets and liabilities of the solar power plant subsidiaries were consequently presented as held for sale in the consolidated balance sheet. This transaction is expected to be consummated within one year from the Company’s consolidated balance sheet date.

At December 31,
2019
Assets classified as held for sale
Cash and cash equivalents	$427,299
Accounts receivable, net	2,636,581
Value added tax recoverable	747,646
Prepaid expenses and other current assets	1,593,391
Property, plant and equipment, net	13,290,761
Operating lease right-of-use asset	1,230,574
Impairment of assets (1)	(1,347,626)

Total assets classified as held for sale	18,578,626

Liabilities classified as held for sale
Accounts payable	58,525
Operating lease liabilities	1,229,918
Failed sales leased back and finance lease liability	7,879,923

Total liabilities classified as held for sale	$9,168,366

(1)	As a result of the acquisition agreement, the Company reassessed the net assets on the solar power plant to the lower of carrying amount or fair value less cost to sell. As of December 31, 2019, the impairment loss of $1,347,626 has been applied to reduce the carrying amount of assets classified as held for sale.

8. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net:

	At December 31,
	2018	2019
Land	$282,000	$282,000
Plant and machinery	789,931	776,752
Motor vehicles	183,664	181,387
Office equipment	102,326	136,857
Power stations	194,931,540	159,257,486

Less: Accumulated depreciation	(16,215,671)	(17,333,097)
	180,073,790	143,301,385
Construction in progress	10,713,472	-
Property, plant and equipment, net	$190,787,262	$143,301,385

Construction in progress mainly represents new solar power projects for self-electricity generation in China.

All power stations were self-constructed for electricity generation purpose.

Depreciation expense for the years ended December 31, 2017, 2018 and 2019 was $4,475,823, $8,402,169 and $7,796,003 respectively.

9. FAIR VALUE MEASUREMENTS

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

Recurring basis

As of December 31, 2018 and December 31, 2019, there are no assets and liabilities measured on the Company’s consolidated balance sheet at fair value on a recurring basis subsequent to initial recognition.

Non-recurring basis

The carrying amount of long-term borrowing and liabilities approximates their fair value as the related interest rates approximate rates currently offered by financial institutions for similar debt instruments of comparable maturities.

The impairment loss of assets and cancellation loss of project assets for the year ended December 31, 2019 represented non-recurring fair value measurement which the carrying amount of the related assets were either reduced to zero or reduced to a realizable lower amount per a purchase offer.

10. INCOME TAXES

The Company and its subsidiaries file separate income tax returns.

British Virgin Islands

Under the current laws of the British Virgin Islands (“BVI”), the Company’s subsidiary in BVI is not subject to tax on its income or capital gains. In addition, upon any payment of dividends by the Company, no British Virgin Islands withholding tax is imposed.

People’s Republic of China

On March 16, 2007, the National People’s Congress approved the Corporate Income Tax Law of the People’s Republic of China (the “CIT Law”) with effective on January 1, 2008. The CIT Law enacted a statutory income tax rate of 25%. Pursuant to PRC tax laws, certain PRC domiciled subsidiaries of the Company are solar power generation enterprises, which are entitled to a three-year tax exemption from Corporate Income Tax (“CIT”) from first operation year and a 50% CIT reduction for the succeeding three years thereafter.

United States of America

ReneSola US is incorporated in California, United States. It is subject to a federal corporate income tax rate of 35% for 2017 and is subject to a federal corporate income tax rate of 21% for 2018 and 2019, effective from January 1, 2018 under the 2017 Tax Cuts and Jobs Act. In addition, ReneSola US is subject to California state income tax of 8.84% for 2018 and 2019, and Connecticut state income tax of 6.5% for 2018 and Connecticut state income tax rate of 7.5% for 2019, which is deductible for federal corporate income tax purpose.

The tax expense from continuing operations comprises:

	Years ended December 31,
	2017	2018	2019
Income (loss) before income tax
PRC	$2,938,038	$10,535,785	$(10,273,181)
Other jurisdictions	583,861	(5,628,096)	(301,925)

Total	3,521,899	4,907,689	(10,575,106)

Current tax expense
PRC	(11,926)	(553,859)	(9,835)
Other jurisdictions	(222,094)	(351,735)	(839,676)

Subtotal	(234,020)	(905,594)	(849,511)

Deferred tax benefit (expense)
PRC	1,402	748,490	-
Other jurisdictions	(89,450)	345,895	(255,538)

Subtotal	(88,048)	1,094,385	(255,538)

Total income tax benefit (expense)	$(322,068)	$188,791	$(1,105,049)

There were no reversals or additions of unrecognized tax benefits during the year ended December 31, 2017, 2018 and 2019, respectively.

The Company classifies interest and penalties related to income tax matters in income tax expense. As of December 31, 2017, 2018 and 2019, there were no interest and penalties related to uncertain tax positions. As of December 31, 2018 and 2019, there was no accrual of uncertain tax benefits recognized by the Company. The Company does not anticipate significant increases or decreases to its liabilities for unrecognized tax benefits within the next twelve months.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of taxes exceeding RMB100,000 (approximately $14,476 ) is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion.

The principal components of deferred income tax assets and liabilities are as follows:

	At December 31,
	2018	2019
Deferred tax assets:
Accrued expenses	$10,632	$16,304
Net operating losses	5,513,847	8,646,423
Unrealized internal profit	1,094,217	778,566
Allowances for doubtful accounts	-	1,064,027
Cancellation of project assets	-	1,351,336
Impairment loss of assets	-	336,907
Other	27,990	161,033
Total gross deferred tax assets	6,646,686	12,354,596
Valuation allowance on deferred tax assets	(5,535,214)	(11,516,732)
Net deferred tax assets	$1,111,472	$837,864

As of December 31, 2019, the subsidiaries of the Company in PRC had net operating loss carry forwards of $9,195,842, of which $152,025, $873,056, $165,754 and $8,005,007 will expire in 2021, 2022, 2023 and 2024 respectively.

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

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible for tax purposes. As a result, the Company has recognized a valuation allowance of $5,532,214 and $11,516,732 as at December 31, 2018 and 2019, respectively.

Reconciliation between the applicable statutory income tax rate and the Company’s effective tax rate for the years ended December 31, 2017, 2018 and 2019 is as follows:

	Year ended December 31,
	2017	2018	2019
PRC applicable income tax rate	25%	25%	25%
Change in deferred tax valuation allowance	(3)%	47%	(57)%
Preferential tax rate(1)	(24)%	(53)%	7%
Effect of different tax rate of subsidiaries	(4)%	(7)%	16%
Other	15%	(16)%	(1)%
Effective income tax rate	9%	(4)%	(10)%

The following table sets forth the effect of preferential tax on China operations for the years ended December 31, 2017, 2018 and 2019, respectively:

	Year ended December 31,
	2017	2018	2019
Preferential tax effect(1)	$845,010	$2,609,975	$720,847

(1)	Certain solar power project entities are fully exempted from PRC CIT for three years starting from the year in which such project generates revenue from the sale of electricity and is 50% exempted from PRC CIT for another three years. Besides, certain solar power project entities enjoy the preferential tax policies in connection with the development of the western region of China and are subject to a preferential tax rate of 15%.

11. BORROWINGS AND OTHER FINANCING ARRANGEMENTS

a) Borrowings from banks and other third parties

The Company’s borrowings from banks and other third parties consist of the following:

	At December 31,
	2018	2019
Short-term	$3,368,272	$7,173,571
Long-term, current portion	41,096,243	28,583,380
Subtotal	44,464,515	35,756,951
Bond payable	-	2,503,621
Long-term	41,435,099	3,367,061
Total borrowings from bank and other third parties	$85,899,614	$41,627,633

As of December 31, 2018, short-term borrowings of $3,368,272 and long-term borrowings of $82,531,342, including current portion of $41,096,243 were jointly guaranteed by the Company and its subsidiaries.

As of December 31, 2019, short-term borrowings of $7,173,571, bond payable of $2,503,621 and long-term borrowings of $31,950,441, including current portion of $28,583,380 were jointly guaranteed by the Company and its subsidiaries.

The short-term borrowings of $7,173,571 and bond payable of $2,503,621 were also secured by all of the Company’s estate, rights, title and interest and pledged by the shares or ownership interests of the Company and its subsidiaries, accounts receivable and VAT account of the Company and its subsidiaries. The long-term borrowings of $31,950,441, including current portion of $28,583,380 were also secured and pledged by the shares or ownership interests of the Company and its subsidiaries, accounts receivable, VAT account and insurance of the Company.

Long-term borrowings contain restrictive covenants, including requirements obliging the Company to (i) obtain lender’s prior approval before entering into any transaction over certain amount after the completion of the construction and commencement of operation of the relevant project assets, (ii) obtain lender’s prior consent before opening any bank account other than the existing bank account with the lender, (iii) ensure that at least one director designated by the lender be appointed as a director of the operating entity of the relevant project assets and/or the Company, (iv) comply with certain financial ratios, such as debt-service coverage ratio and loan life coverage ratio. As of December 31, 2019 and 2018, the Company was in compliance with all debt covenants under its outstanding long-term financings.

i) Short-term borrowings

Interest rates are fixed for the short-term borrowings as of December 31, 2018 and 2019. The weighted average interest rate of short term loans in the years ended December 31, 2018 and 2019 were 6.57% and 5.52%. The borrowings are repayable within one year.

ii) Bond payable

In January 2019, the Company’s Luxembourg subsidiary issued a bond to an investor in France for the purpose of financing the Company’s PV plant projects in Poland and Hungary totaling Euro 11.5 million ($12.9 million). The bond has a maturity date of March 2020. The balance of the bond as of December 31, 2019 was Euro 2.2 million ($2.5 million).

Interest rates are fixed for the bond payable. The weighted average interest rate of bond payable in the year ended December 31, 2019 was 6.75%.

iii) Long-term borrowings

In March 2013, the Company’s Korean subsidiaries obtained two four-year term loans from a lender in Korea totaling Korean Won 35.7 billion ($30.9 million) to be repaid in March 2017. In 2017, the subsidiaries extended the maturity date by three years to March 2020. The proceeds from these loans were used to finance the Company’s PV plant projects in Romania. The balance of the loan as of December 31, 2019 was Korean Won 32.7 billion ($28.3 million). In March 2020, the subsidiaries have further extended the maturity date by one year to March 2021.

In January 2019, the Company’s United Kingdom (“UK”) subsidiary obtained a long-term loan by a lender in the UK totalling £3 million ($3.9 million). As of December 31, 2019, the utilized amount was £2.8 million ($3.7 million) including the current portion of $0.3 million. The long-term loan has a maturity date of August 2025. The proceeds from this loan were used to refinance existing indebtedness and for general corporate purposes.

Interest rates are fixed for the above long-term bank loans. The weighted average interest rate of long-term borrowings was 5.80%, 5.86% and 4.57% in the years ended December 31, 2017, 2018 and 2019, respectively.

All principal of the long-term bank loans should be repaid by 2025 as illustrated in the table below:

2020	$28,583,380
2021	311,670
2022	326,073
2023	341,142
2024	356,596
2025	$2,031,580

b) Financing associated with failed sale-lease back transactions

In 2018 and 2019, certain subsidiaries of the Company (the “seller-lessee”) sold self-built solar projects (“leased assets”) with carrying amount of $23,474,319 and $4,008,534 to different domestic financial leasing companies (the “buyer-lessors”) for cash consideration of $24,876,650 and $2,793,810 and simultaneously entered into the contracts to lease back the leased assets from the buyer-lessors for 5 to 10 years. These arrangements are guaranteed by other subsidiaries of the Company and also pledged by the shares and rights for the future power generation income of the seller-lessee. Pursuant to the terms of the agreements, the seller-lessee is required to make lease payments to the buyer-lessors over the lease period and is entitled to obtain ownership of the equipment at a nominal price upon the expiration of the lease.

As the leased assets are considered integral with real estate under ASC 360, the sale-leaseback rules related to real estate are applied. The lease transactions do not qualify as a sale-leaseback transaction as these solar projects are initially invested and built up by the seller-lessee with expected useful life of 25 years, and are continuingly maintained by the seller-lessee. The seller-lessee has an obligation to repurchase the leased assets upon the expiry of the lease. In addition, after the lease period, the seller-lessee will keep using the assets and has no plans to sell or for early-disposal.

Accordingly, these transactions are accounted for as financing transactions in accordance with ASC 840. Internal rate of return is used in the computation of interest cost. The assets remain in the property, plant and equipment (“PPE”) and continue to be depreciated.

As of December 31, 2018 and 2019, the Company recorded $48,748,462 and $30,036,724 under failed sale and lease back liabilities as non-current portion and $7,275,464 and $5,512,507 as the current portion, which represents principal to be paid in the next year. The weighted average effective interest rate of the financing was 6.53% and 7.13% and interest costs incurred during the years ended December 31, 2018 and 2019 were $4,617,129 and $4,415,569, respectively. These failed sale-leaseback financings were collateralized by the underlying assets of the solar projects.

c) Finance lease

In 2018 and 2019, the Company leased module, inverter and other materials from different domestic financial leasing companies. Pursuant to the terms of the contracts, the Company is required to make lease payments to the finance lease companies and is entitled to obtain the ownership of this machinery and equipment at a nominal price upon the expiration of the lease. These arrangements are guaranteed by other subsidiaries of the Company and also pledged by the shares and rights for the future power generation income of the leased assets. The lease is classified as finance lease. As of December 31, 2018, the carrying amount of the assets related to these finance lease contracts is $46,411,683 and is included in PPE that is being depreciated over lives of 25 years. As of December 2019, the carrying amount of the assets related to these finance lease contract is $30,984,311 and is included in finance lease right-of-use assets that is being depreciated over lives of 25 years. The payable related to these contract is $34,130,495 and $20,766,512.

As of December 31, 2018 and 2019, the net values of the leased assets are:

	As of December 31,
	2018	2019

Modules, inverters, and other	$46,411,683	$30,984,311

As of December 31, 2019, future minimum payments required under the finance lease are:

USD
Year ended December 31,
2020	$4,593,476
2021	5,752,259
2022	5,752,259
2023	5,447,345
2024	1,841,715
2025 and later	1,429,010
Total minimum lease payments	24,816,064
Less: Amount representing interest	(4,049,552)
Present value of net minimum lease payments	20,766,512
Current portion	4,066,696
Non-current portion	$16,699,816

	At December 31,
	2018	2019
Current portion of finance lease (1)	$-	$4,066,696
Current portion of failed sale and lease back (1)	-	5,512,507
Total current portion of failed sale-lease back and finance lease	-	9,579,203

Non-current portion for finance lease	29,126,308	16,699,816
Non-current portion for failed sale and lease back	48,748,462	30,036,724
Total non-current portion of failed sale-lease back and finance lease	$77,874,770	$46,736,540

(1)	Current portion of finance lease and failed sale and lease back as of December 31, 2018 has been disclosed as other current liabilities prior to the adoption of ASC 842.

d) Interest expense

Interest expense incurred for the years ended December 31, 2017, 2018 and 2019 was $4,045,277, $11,578,848 and $12,329,336, of which $108,975, $2,874,944 and $3,169,518 has been capitalized in the carrying value of PPE and project assets.

12. OTHER CURRENT LIABILITIES

The Company’s other current liabilities are summarized below:

	At December 31,
	2018	2019
Payables for purchase of property, plant and equipment	$36,680,431	$22,810,701
Payables associated with finance lease–current portion, Note 11(c)(1)	5,004,187	-
Payables associated with failed sale-lease back–current portion, Note 11(c)(1)	7,275,464	-
Interest payable	1,626,010	1,009,090
Other tax payables	141,317	206,591
Accrued EPC warranty liabilities	186,553	183,941
Other (1)	1,834,945	2,953,012
	$52,748,907	$27,163,335

(1)	Other as of December 31, 2019 mainly includes the payables for the claims, audit fee and other professional service fees.

13. COMMON SHARES

Upon inception, the Company is authorized to issue a maximum of 500,000,000 no par value shares of a single class.

On September, 2017, The Company issued 180,000,000 common shares with a fair value of $42,480,000 to ReneSola Singapore Pte Ltd., as a result from the share repurchase and subscription agreement with Mr. Xianshou Li, for the sale of the Company’s manufacturing and LED distribution businesses. Total issued shares of the Company as of December 2017 was 381,027,002.

On October, 2019, the Company issued and sold to Shah Capital Opportunity Fund LP 100,000,000 newly issued common shares at a market price of $0.11 per share, for a total consideration of $11,000,000. The newly issued shares are subject to a 180 days lockup period. Net proceed from the transaction are intended to be used to expand the Company global project development activities. Total issued shares of the Company as of December 2019 was 481,027,002.

14. SHARE BASED COMPENSATION

2007 Share Incentive Plan

On September 27, 2007, the Company adopted the ReneSola Ltd 2007 Share Incentive Plan (the “Plan”) that provides for grant of share options, restricted shares and restricted share units to employees in the Plan. A maximum of 7,500,000 authorized but unissued shares of the Company have been reserved and allocated to the Plan, whose shares were subsequently registered and are issuable upon exercise of outstanding options granted under the Plan. The Plan shall be administered by the Compensation Committee of the Board of Directors (the “Committee”). On July 27, 2010, the Company has amended the Plan so as to increase the number of authorized but unissued shares of the Company to 12,500,000 in accordance with the rules of the 2007 Share Incentive Plan.

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

Options to Employees

From January to December 2017, the Company granted 1,550,000 share options to certain employees with exercise prices of $0.64. From January to December 2018, the Company granted 830,000 share options to certain employees with exercise prices of $0.26. From January to December 2019, the Company granted 5,300,000 share options to certain employees with exercise prices of $0.11 and $0.15.

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

On January 1, 2018, the Board of Directors approved an option modification to reduce the exercise price of certain options granted on January 1, 2014 to the then fair market value of the Company’s ordinary shares underlying such options. The number of shares, the expected terms were changed from 350,000 to 400,000, from 5 years to 3 years, respectively, other terms of the share option granted remain unchanged. The modification resulted in incremental compensation cost of $30,396, of which $10,132 and $10,132 were recorded during the years ended December 31, 2018 and 2019, respectively. The remaining $10,132 will be amortized in 2020, the remaining vesting period of the modified options.

On April 1, 2018, the Board of Directors approved another option modification to reduce the exercise price of certain options granted on June 21, 2010, August 24, 2010, August 8, 2012, March 8, 2016 and August 24, 2016 to the then fair market value of the Company’s ordinary shares underlying such options. The expected term was changed from 5 years to 3 years, other terms of the share option granted remain unchanged. The modification resulted in incremental compensation cost of $233,996, of which $58,499 and $58,499 were recorded during the years ended December 31, 2018 and 2019, respectively. The remaining $116,998 will be amortized in 2020 and 2021, the remaining vesting period of the modified options.

The fair value of each option grant, as well as the fair value of option immediately before and after the aforementioned modification, is estimated on the date of grant or modification using the Black-Scholes option pricing model using the assumptions noted below.

	Average risk-free rate of return	Weighted average expected option life	Volatility rate	Dividend yield
Granted in 2017	1.93-2.00%	3.2 years	103.04-109.89%	0%
Granted in 2018	2.04-2.62%	3.2 years	51.06-56.88%	0%
Granted in 2019	1.60-1.82%	3.2 years	47.61-57.16%	0%

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

A summary of the option activity is as follows:

	Number of Options	Weighted Average Exercise Prices	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
Options
Outstanding on January 1, 2017	6,085,000	0.74	1.75	-
Granted	1,550,000	0.64	3.50	-
Exercised	-	-	-	-
Forfeited	(1,470,000)	0.74	-	-
Outstanding on December 31, 2017	6,165,000	0.71	1.64	-
Granted	830,000	0.26	3.50	-
Exercised	-	-	-	-
Forfeited	(1,535,000)	0.74	-	-
Outstanding on December 31, 2018	5,460,000	0.36	1.96	-
Granted	5,300,000	0.15	2.91	-
Exercised	-	-	-	-
Forfeited	(2,185,000)	0.43	-	-
Outstanding on December 31, 2019	8,575,000	0.21	2.22	-
Vested or expected to vest at December 31, 2019	8,460,632	0.21	2.23	-
Exercisable at December 31, 2019	1,341,667	0.39	0.89	-

The weighted average grant date fair value of options granted during the years ended December 31, 2017, 2018 and 2019 was $0.41, $0.10 and $0.07 respectively.

Total intrinsic value of options exercised for the years ended December 31, 2018 and 2019 was nil and nil respectively. As no options were exercised, proceeds were nil and nil as of December 31, 2018 and 2019.

Compensation cost of $783,118, $406,228 and $ 348,916 has been charged against income during the years ended December 31, 2017, 2018 and 2019, respectively. As of December 31, 2019, there was $640,233 in total unrecognized compensation expense related to unvested options granted under the Plan, which is expected to be recognized over a weighted-average period of 2.27 years.

Restricted Share Units

In May 2014, the Compensation Committee of the Board of Directors of the Company approved a Restricted Share Units (“RSUs”) award program pursuant to the Plan.

A summary of the RSUs activity is as follows:

	Number of shares	Weighted Average Grant Date Fair Value
RSUs
Unvested on January 1, 2017	280,000	0.63
Granted	-	-
Vested	(140,000)	0.63
Unvested on December 31, 2017	140,000	0.63
Granted	-	-
Vested	(140,000)	0.63
Unvested on December 31, 2018	-	-
Granted	-	-
Vested	-	-
Unvested on December 31, 2019	-	-

The RSUs are measured based on the fair market value of the underlying common stock on the dates of grant. The aggregate compensation cost for RSUs recorded under the Plan was $ 87,500, $32,842 and nil for the year ended of December 31, 2017, 2018 and 2019. As of December 31, 2018 and 2019, there was nil in total unrecognized compensation expense related to unvested RSUs following the forfeiture. The total fair value of shares vested during the years ended December 31, 2017, 2018 and 2019 was amounting to $39,760, $39,200 and nil, respectively.

Share Awards to Employees of Disposed Business

Upon the disposal in September 2017 (as described in note 3), the options previously granted to the employees who were in the discontinued operations under 2017 Share Incentive Plan continue to be vested and exercisable.

Accordingly to ASC 718, the Company has immediately recognized all the unrecognized compensation expenses as of the disposal date related to the options previously granted to the employees in the discontinued operations under 2017 Share Incentive Plan as the employees became non-employee after the disposal. The options held by the employees in the discontinued operations from the disposal point forward would be measured at fair value according to ASC 815, Derivatives and Hedging. For the year ended December 31, 2018 and 2019, the fair value change was nil and nil as the exercise prices of the options granted were higher than the ordinary share fair value.

15. EMPLOYEE BENEFITS

In accordance with the relevant rules and regulations in the PRC, employees of the Company are covered by benefit plans established by the local government. These plans are defined contribution plans and Zhejiang ReneSola Investment Ltd. (“ReneSola Investment”), Sichuan Bo Bo Power Engineering Co., Ltd. (“Sichuan Bo Bo”) and ReneSola Shanghai Ltd (“ReneSola Shanghai”), have contributed 14%, 17% and 17% separately of the basic salaries of its employees to such plans. In addition, ReneSola Investment, Sichuan Bo Bo and ReneSola Shanghai are required by PRC law to contribute approximately 17%, 14.8% and 16.5% separately of the basic salaries of its employees for medical insurance benefits, housing funds, unemployment and other statutory benefits. Other than the contribution, there is no further obligation for payments to employees under these plans.

Total contributions were $674,100, $765,379 and $1,257,335 for the years ended December 31, 2017, 2018 and 2019, respectively.

16. DISTRIBUTION OF PROFIT AND RESTRICTED NET ASSETS

In accordance with the laws applicable to the Foreign Investment Enterprises established in the PRC, the Company’s PRC subsidiaries registered as wholly owned foreign enterprise have to make appropriations from their after-tax profits as determined under Chinese Accounting Standards (“CAS”) to reserve funds including general reserve fund, enterprise expansion fund and staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with CAS. Appropriation is not required if the general reserve fund has reached 50% of the registered capital of the respective Company. Appropriations to the enterprise expansion fund and staff bonus and welfare fund are made at the respective Company’s discretion.

In addition, in accordance with the PRC Company Laws, the Company’s PRC subsidiaries registered as Chinese domestic Companies must make appropriations from their after-tax profits as determined under CAS to non-distributable reserve funds including statutory surplus fund and discretionary surplus fund. The appropriation to the statutory surplus fund must be 10% of the after-tax profits as determined under CAS. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the respective Company. Appropriation to the discretionary surplus fund is made at the discretion of the respective Company.

The general reserve is used to offset future losses. The subsidiary may, upon a resolution passed by the shareholder, convert the general reserve into capital. These reserves represent appropriations of the retained earnings determined in accordance with the Chinese law.

In addition to the general reserve, the Company’s PRC subsidiaries are required to obtain approval from the local PRC government prior to distributing any registered share capital. Accordingly, both the appropriations to general reserve and the registered share capital of the Company’s PRC subsidiaries are considered as restricted net assets amounting to $16,000,000 and $19,505,000 as of December 31, 2018 and 2019, representing 12.8% and 14.2% of the Company’s total consolidated net assets as of December 31, 2018 and 2019, respectively.

17. EARNINGS/ (LOSS) PER ADS

Basic earnings/(loss) per ADS and diluted earnings/(loss) per ADS have been calculated as follows:

	For the years ended December 31,
	2017	2018	2019
Numerator:
Net income/(loss) from continuing operations	$3,199,831	$5,096,480	$(11,680,155)
Net income from discontinued operations	31,257,707	-	-
Total net income/(loss)	34,457,538	5,096,480	(11.680,155)
Less: Net income/(loss) attributed to noncontrolling interests	-	3,336,769	(2,848,932)
Total net income/(loss) attributed to ReneSola Ltd	$34,457,538	$1,759,711	$(8,831,223)

Numerator for diluted income/(loss) per ADS for continuing operations	3,199,831	1,759,711	(8,831,223)

Numerator for diluted income per ADS for discontinued operations	31,257,707	-	-

Denominator:
Denominator for basic earnings/(loss) per ADS - weighted average number of ADS outstanding	24,689,929	38,075,293	40,595,551
Dilutive effects of share options, RSUs and warrants	600	-	-
Denominator for diluted calculation - weighted average number of ADS outstanding*	24,690,529	38,075,293	40,595,551
Continuing operations:
Basic earnings/(loss) per ADS from continuing operations	0.13	0.05	(0.22)
Diluted earnings/(loss) per ADS from continuing operations	0.13	0.05	(0.22)
Discontinued operations:
Basic earnings per ADS from discontinued operations	1.27	-	-
Diluted earnings per ADS from discontinued operations	1.27	-	-

*Each ADS represents 10 common shares

The Company issues ordinary shares to its share depository bank which will be used to settle stock option awards upon their exercise. Any ordinary shares not used in the settlement of stock option awards will be returned to the Company. As of December 31, 2018 and 2019, there are 208,100 and 208,100 ordinary shares, respectively, are legally issued to the share depository bank but are treated as escrowed shares for accounting purposes and therefore, have been excluded from the computation of earnings/(loss) per share.

As the Company reports discontinued operations in the periods presented, the Company uses income/(loss) from continuing operations as the control number in determining whether those potential common shares are dilutive or antidilutive. That is, the same number of potential common shares used in computing the diluted per-share amount for income/(loss) from continuing operations shall be used in computing all other reported diluted per-share amounts even if those amounts will be antidilutive to their respective basic per-share amounts.

The following ordinary share equivalents were excluded from the computation of diluted net earnings/(loss) per share for the periods presented because including them would have been anti-dilutive:

	For the years ended December 31,
	2017	2018	2019
Share options	3,491,575	5,460,000	8,575,000

18. NON-CONTROLLING INTEREST

On April 27, 2018, the Company subsidiary, ReneSola Investment entered into an investment agreement with Jiashan Yaozhuang Modern Service Industry Comprehensive Development Co., Ltd. (“Jiashan Development”) to increased its registered share capital by accepting investment of RMB200 million ($30.9 million). After the Capital Injection, Jiashan Development owns 40.13% of ReneSola Investment. Net proceeds are used for working capital and capital expenditures to develop and deliver solar energy projects.

On December 31, 2019, the Company subsidiary, RPNC Holdings, LLC received contribution from non-controlling interest holders of subsidiaries, Fayetteville RG Solar, LLC with a consideration of $13.1 million. Net proceeds are used for capital expenditures to construct solar energy projects.

19. RELATED PARTY BALANCES AND TRANSACTIONS

(a) Related party balances

	At December 31,
	2018	2019
Due from ReneSola Singapore (1) and its subsidiaries	$20,779,022	$19,107,981
Allowance for doubtful accounts (2)	-	(4,308,679)
Due from ReneSola Singapore (1) and its subsidiaries, net	20,779,022	14,799,302

Due to ReneSola Singapore (1) and its subsidiaries	44,018,006	17,546,934

Due to related party balances, net	$23,238,984	$2,747,632

(b) Related party transactions

During the years ended December 31, 2017, 2018 and 2019, related party transactions with ReneSola Singapore Pte., Ltd and its subsidiaries were as follows:

	Years ended December 31,
	2017	2018	2019
Purchase of modules from	$33,238,377	$12,466,413	$2,534,750
Rendering of service to	868,158	5,168,278	834,875
Borrowing from (3)	11,343,739	17,273,194	793,269
Lending to (4)	1,624,261	-	-
Acquire project companies from (5)	$-	$11,286,840	$-

(1)	After the disposal of the discontinued business in September 2017, ReneSola Singapore Pte., Ltd and its subsidiaries becomes the related party of the Company that both ReneSola Singapore and the Company are under common control of Mr. Li. The balances due from ReneSola Singapore and its subsidiaries were mainly rendering service to them. The balances due to ReneSola Singapore and its subsidiaries were mainly modules, raw materials that the Company purchased from them and borrowings from them.

(2)	Allowances for doubtful accounts represented long-aging receivable balances from ReneSola Singapore Pte., Ltd and its subsidiaries which the Company deemed there was a credit risk of such balances.

(3)	It represented the borrowings under a loan agreement between the Company (“borrower”) and ReneSola Singapore (the “lender”). The lender grants to the borrower a loan in the principal amount of up to US$200 million with annual interest rate of 1%. There is no fixed repayment schedule of this loan. For such loans during 2019, total principal additions were $0.79 million.

(4)	It represented the loan borrowed by ReneSola Singapore’s subsidiaries bearing no interest. There is no fixed repayment schedule of this loan.

(5)	In 2018, the Company acquired certain project companies from ReneSola Zhejiang Ltd. and ReneSola Jiangsu Ltd. for total cash consideration of $11.29 million for power generation purpose, which constituted an asset purchase. Total net assets of the companies acquired were $11.29 million.

20. COMMITMENTS AND CONTINGENCIES

(a) Operating lease accounting

The Company leases rooftop, land, other property, and equipment under non-cancellable operating leases whose initial terms are typically 3 to 25 years, with some having a term of 35 years or more, along with options that permit renewals for additional periods. At the inception of each lease, the Company determines if the arrangement is a lease or contains an embedded lease and reviews the facts and circumstances of the arrangement to classify leased assets as operating or finance under Topic 842. The Company has elected not to record any leases with terms of 12 months or less on the balance sheet.

As this time, a certain portion of active leases within the Company portfolio are classified as operating leases under the new standard. Operating leases are included in leases right-of-use (“ROU”) assets, operating lease current liabilities, and operating lease non-current liabilities in the consolidated balance sheet. The ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent our obligation to make minimum lease payment arising from the lease for the duration of the lease term.

Most leases include one or more options to renew, with renewal terms that can extend the lease term from 1 year to 5 years or greater. The exercise of lease renewal option is typically at our discretion. Additionally, many leases contain early termination clauses, however early termination typically requires the agreement of both parties to the lease. At the lease inception, all renewal options reasonably certain to be exercised are considered when determining the lease term. At this time, the Company does not have operating leases that include options to purchase or automatically transfer ownership of the lease property to the Company. The depreciable life of leased assets is limited by the expected lease term.

To determine the present value of future minimum lease payments, the Company use the implicit rate when readily determinable. At this time, many of the Company leases do not provide an implicit rate; therefore, to determine the present value of minimum lease payments, the Company use its incremental borrowing rate based on the information available at lease commencement date. The ROU assets also include any lease payments made and exclude lease incentives.

The components of lease expenses consisted of the following:

		Year Ended December 31,
Lease cost	Classification	2019
Operating lease cost
Amortization of leased assets	Depreciation, amortization	$1,368,941
Interest on lease liabilities	Interest expense	2,387,985
Net lease cost		$3,756,926

Lease Term and Discount Rate	December 31, 2019
Weighted-average remaining lease term (years)
Operating leases	21
Weighted-average discount rate (%)
Operating leases	7%

Year Ended December 31,
Other information	2019
Cash paid for amount included in the measurement of lease liabilities
Operating cash flows from operating leases	$(3,067,901)

As of December 31, 2019, future minimum payments required under the operating lease are:

USD
Year ended December 31,
2020	$2,064,709
2021	2,621,560
2022	1,842,883
2023	2,222,844
2024	1,860,086
2025 and later	33,869,596
Total minimum lease payments	44,481,678
Less: Amount representing interest	(21,140,989)
Present value of net minimum lease payments	$23,340,689
Current portion	452,740
Non-current portion	22,887,949

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

(c) Guarantee

For the years ended December 31, 2018 and 2019, ReneSola Investment, a subsidiary of the Company, guaranteed failed sale-lease back for project companies within the Company with the amount of $18,256,841 and $1,766,035, respectively. In addition, the Company guaranteed rooftop lease for subsidiary of the related party of the Company.

21. SEGMENT REPORTING

Prior to the disposal of discontinued business on September 29, 2017 (Note 3), which have been presented as discontinued operations for all the periods presented herein, the Company operated and managed three principal reportable segments, Wafer, Cell and module, and Solar power projects. The Wafer segment involved the manufacture and sales of monocrystalline and multicrystalline solar wafers and processing services. The Cell and module segment involved manufacture and sale of PV cells and modules, and service revenue from tolling arrangements. The solar power projects segment was formed in 2015, and involves solar power project development, EPC services and electricity generation revenue. Ancillary revenues and expenses and other unallocated costs and expenses are recorded in other.

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

The following table summarizes the Company’s revenues generated from each segment:

	Year ended December 31, 2017
	Solar power project development	Electricity generation revenue	EPC services	Other	Total
Net revenue	$64,837,042	$12,247,320	$25,853,288	$36,349	$102,973,999
Gross profit	$3,575,775	$7,031,670	$3,524,310	$-	$14,131,755

	Year ended December 31, 2018
	Solar power project development	Electricity generation revenue	EPC services	Other	Total
Net revenue	$48,784,766	$29,257,928	$18,544,164	$319,477	$96,906,335
Gross profit	$7,052,170	$17,673,474	$3,329,402	$14,701	$28,069,747

	Year ended December 31, 2019
	Solar power project development	Electricity generation revenue	EPC services	Other	Total
Net revenue	$90,096,551	$28,712,942	$69,751	$237,780	$119,117,024
Gross profit/(loss)	$17,571,303	$16,763,190	$(178,414)	$69,969	$34,226,048

The following table summarizes the Company’s revenues generated by the geographic location of customers:

	Years ended December 31,
	2017	2018	2019
China	$67,533,887	$45,395,811	$24,470,827
United States	18,323,947	15,445,744	9,277,514
Romania	4,844,238	1,824,411	3,193,215
UK	7,271,370	31,169,458	3,853,687
Turkey	4,995,648	2,129,085	-
France	4,909	941,826	730,962
Poland	-	-	59,884,835
Hungary	-	-	17,705,984
Total	$102,973,999	$96,906,335	$119,117,024

22. SUBSEQUENT EVENTS

Subsequent to December 31, 2019, the Company’s Korean subsidiaries successfully rolled-over Korean Won 32.7 billion ($28.3 million) of long-term borrowings by one year to March 2021.

On January 30, 2020, the World Health Organization declared the coronavirus outbreak a “Public Health Emergency of International Concern” and on March 11, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and business. The coronavirus outbreak and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical areas in which the Company operates. While thus far we have not incurred significant disruptions from the coronavirus outbreak, we are unable to accurately predict the impact that it will have due to numerous uncertainties, including the severity of the disease, the duration of the outbreak, actions that may be taken by government authorities, the impact to the business of our customers, and other factors. However, the Company’s consolidated results for the first quarter of 2020 were adversely affected due to the delay in closing on the sale of two projects in Hungary which was scheduled in late March 2020. The sale was closed in April 2020 and revenue from the sale will be recognized in the second quarter of 2020. Because of the delay, the Company now expects revenue for the first quarter of 2020 to be in range from $18 to $20 million, which has been revised from the original range from $30 to $33 million. Due to the uncertainty surrounding the coronavirus pandemic, the financial impact for the consolidated results for the full year 2020 cannot be reasonably estimated at this time.

On March 27, 2020, the Coronavirus Aid, Relief and Economic Security Act (the “Cares Act”) became law in the United States to provide certain tax incentives with the aim of mitigate the related economic harm for businesses. The Company is currently evaluating the benefit these tax incentives might have on the consolidated financial statements.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Memorandum and Articles of Association, as amended (incorporated by reference to Exhibit 3.1 of our pre-effective amendment No. 2 to Form F-3 registration statement filed with the Securities and Exchange Commission on September 6, 2013)

2.1	Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 1 from our post-effective amendment No. 1 to Form F-6 registration statement (File No. 333-162257), as amended, initially filed with the Securities and Exchange Commission on August 24, 2011)

2.2	Registrant’s Specimen Certificate for Shares (incorporated by reference to Exhibit 4.2 from our Form F-1 registration statement (File No. 333-151315) filed with the Securities and Exchange Commission on May 30, 2008)

2.3	Form of Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated by reference to Exhibit 1 from our post-effective amendment No. 1 to the Form F-6 registration statement (File No. 333-162257) filed with the Securities and Exchange Commission on August 24, 2011)

2.4	Rights Agreement dated August 22, 2011 between the Registrant and The Bank of New York Mellon, as Rights Agent (incorporated by reference to Exhibit 4.1 of the Report of Foreign Private Issuer on Form 6-K (File No. 001-33911) filed with the Securities and Exchange Commission on August 22, 2011)

2.5	Standstill Agreement dated August 22, 2011 between the Registrant and Xianshou Li (incorporated by reference to Exhibit 4.2 of the Report of Foreign Private Issuer on Form 6-K (File No. 001-33911) filed with the Securities and Exchange Commission on August 22, 2011)

4.1	2007 Share Incentive Plan, amended and restated as of August 29, 2016 (incorporated by reference to Exhibit 10.1 of the post-effective amendment to our registration statement on Form S-8 (File No. 333-153647) filed with the Securities and Exchange Commission on August 29, 2016)

4.2	Form of Indemnification Agreement with the Registrant’s Directors (incorporated by reference to Exhibit 10.2 from our Form F-1 registration statement (File No. 333-151315) filed with the Securities and Exchange Commission on May 30, 2008)

4.3	English Translation of the Form of Employment Relationship Adjustment Agreement among ReneSola Shanghai Ltd., ReneSola Consulting (Shanghai) Co., Ltd. and our executive officers (incorporated by reference to Exhibit 4.3 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2018)

4.4	English translation of Service Agreement among ReneSola Shanghai Ltd. and its executive officers (incorporated by reference to Exhibit 4.4 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2018)

4.5	Form of Service Agreement between ReneSola Power Holdings, L.L.C and its executive officers (incorporated by reference to Exhibit 4.5 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2018)

4.6	Form of Service Agreement between ReneSola Engineering International GmbH and its executive officers (incorporated by reference to Exhibit 4.6 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2018)

Exhibit Number	Description of Document
4.7	Share Purchase and Subscription Agreement, dated September 25, 2017, by and among the Registrant, Mr. Xianshou Li, ReneSola Singapore Pte. Ltd. and other parties named therein (incorporated by reference to Exhibit 99.2 of the Report of Foreign Private Issuer on Form 6-K (File No. 001-33911) filed with the Securities and Exchange Commission on September 25, 2017)

4.8	Share Purchase Agreement by and between ReneSola Ltd and Shah Capital Opportunity Fund LP dated as of September 29, 2019 (incorporated by reference to Exhibit 99.2 of the Report of Foreign Private Issuer on Form 6-K (File No. 001-33911) filed with the Securities and Exchange Commission on October 3, 2019)

4.9	Investor Rights Agreement by and among ReneSola Ltd, Mr. Xianshou Li, ReneSola Singapore Pte. Ltd., Champion Era Enterprises Limited and Shah Capital Opportunity Fund LP dated as of October 2, 2019 (incorporated by reference to Exhibit 99.3 of the Report of Foreign Private Issuer on Form 6-K (File No. 001-33911) filed with the Securities and Exchange Commission on October 3, 2019)

4.10	Letter dated as of April 29, 2019 from PricewaterhouseCoopers Zhong Tian LLP regarding Item 16F of the annual report for the fiscal year ended December 31, 2018 (incorporated by reference to Exhibit 4.9 of the Report of Foreign Private Issuer on Form 20-F (File No. 001-33911) filed with the Securities and Exchange Commission on April 29, 2019)

10.1	Investment Agreement of Zhejiang ReneSola Investment Ltd., dated as of April 27, 2018 (incorporated by reference to Exhibit 10.1 of the Report of Foreign Private Issuer on Form 20-F (File No. 001-33911) filed with the Securities and Exchange Commission on April 29, 2019)

10.2*	Bond Subscription Agreement relating to the issuance of up to EUR 7,327,000 Tranches A Bonds and up to EUR 6,101,000 Tranches B Bonds between ReneSola New Energy S.à r.l., and Eiffel Energy Transition Fund S.L.P.

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our Form F-1 registration statement (File No. 333-151315) filed with the Securities and Exchange Commission on May 30, 2008)

12.1*	CEO Certification, pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification, pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Harney Westwood & Riegels LLP

15.2*	Consent of Grant Thornton

15.3*	Consent of PricewaterhouseCoopers Zhong Tian LLP

101*

Financial information from the Registrant for the year ended December 31, 2019 formatted in eXtensible Business Reporting Language (XBRL):

(i) Consolidated Balance Sheets as of December 31, 2018 and 2019; (ii) Consolidated Statements of Operations for the Years Ended December 31, 2017, 2018 and 2019; (iii) Consolidated Statements of Comprehensive Income/(Loss) for the Years Ended December 31, 2017, 2018 and 2019; (iv) Consolidated Statements of Changes in Equity for the Years Ended 31, 2017, 2018 and 2019; (v) Consolidated Statements of Cash Flows for the Years Ended December 31, 2017, 2018 and 2019; and (vi) Notes to the Consolidated Financial Statements

*	Filed with this annual report on Form 20-F.
**	Furnished with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RENESOLA LTD

By:	/s/ Yumin Liu
Name	Yumin Liu
Title:	Chief Executive Officer

Date: April 28, 2020