Form 20-F
period 2020-12-31
ReneSola Ltd
filed 2021-04-28
CIK 1417892

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020.

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

572,484,072 shares, no par value per share, as of December 31, 2020.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

•	“we,” “us,” “our company,” “our” or “ReneSola Power” refers to ReneSola Ltd, a British Virgin Islands company, its predecessor entities and its subsidiaries;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report on Form 20-F only, Taiwan, and the special administrative regions of Hong Kong and Macau;

•	“RMB” or “Renminbi” refers to the legal currency of China; all references to “$,” “dollars” and “U.S. dollars” refer to the legal currency of the United States;

•	“ADSs” refers to our American depositary shares, each of which represents 10 shares, and “ADRs” refers to the American depositary receipts that evidence our ADSs;

•	“shares” refers to shares of ReneSola Ltd with no par value;

•	“DG projects” refers to distributed generation solar power projects, including ground-mounted distributed generation projects and rooftop distributed generation projects;

•	“FIT” refers to feed-in tariff(s), the government guaranteed and subsidized electricity sale price at which solar power projects can sell to the national power grids, which is set by the central government;

•	“ground-mounted projects” refers to solar power projects built on the ground, consisting of ground-mounted DG projects and utility-scale projects;

•	“ground-mounted DG projects” refers to small-scale ground-mounted projects with lower grid connection voltage grade and with a substantial portion of the electricity generated to be consumed within the substation area of the grid connection points;

•	“rooftop DG projects” refers to distributed generation solar power projects built on roof tops; and

•	“utility-scale projects” refers to ground-mounted projects that are not ground-mounted DG projects.

All discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report on Form 20-F includes our audited consolidated balance sheets as of December 31, 2019and 2020 and our audited consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2018 , 2019, and 2020.

This annual report contains translations of certain Renminbi amounts into U.S. dollars at the rate of RMB 6.5250 to $1.00, the noon buying rate in effect on December 31, 2020 as set forth in the H.10 Statistical Release of the Federal Reserve Board. We make no representation that the Renminbi or dollar amounts referred to in this annual report on Form 20-F could have been or could be converted into dollars or Renminbi, as the case may be, at any particular rate or at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Fluctuations in exchange rates may have a material adverse effect on your investment.” On April 19, 2021, the noon buying rate was RMB 6.5160 to $1.00.

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

The following table presents the selected consolidated financial information of our company. The selected consolidated statement of operations data for the years ended December 31, 2018, 2019 and 2020 and the selected consolidated balance sheet data as of December 31, 2019 and 2020 are derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statement of operations data for the years ended December 31, 2016 and 2017 and the consolidated balance sheets data as of December 31, 2016, 2017 and 2018 have been revised from our previously audited consolidated financial statements, which are not included in this annual report on Form 20-F to give effect to the discontinued operations presentation resulting from our non-cash restructuring in September 2017. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. The historical results are not necessarily indicative of results to be expected in any future period.

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

On January 1, 2020, we adopted new credit losses guidance ASU Topic 326, “Financial Instruments – Credit Losses” which amends previously issued guidance regarding the impairment of financial instruments by creating an impairment model that is based on expected losses rather than incurred losses. Upon the adoption of the guidance, the Company has identified the relevant risk characteristics of its customers and the related receivables, prepayments, deposits and other receivables which include size, type of the services or the products the Company provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Company considers the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses. Other key factors that influence the expected credit loss analysis include customer demographics, payment terms offered in the normal course of business to customers, and industry-specific factors that could impact the Company’s receivables.

	For the Year Ended December 31,
	2016	2017	2018	2019	2020
Consolidated Statement of Operations Data Continuing operations:
Net revenue	$80,504,734	$102,973,999	$96,906,335	$119,117,024	$73,502,883
Income/(loss) from operations	2,348,663	6,555,610	15,531,888	(964,304)	6,780,197
Income/(loss) from continuing operations, net of tax	94,482	3,199,831	5,096,480	(11,680,155)	2,155,987
(Loss)/income from discontinued operations, net of tax(1)	(34,792,733)	31,257,707	-	-	-
Net (loss)/income	(34,698,251)	34,457,538	5,096,480	(11,680,155)	2,155,987
Less: Net income/(loss) attributed to noncontrolling interests	-	-	3,336,769	(2,848,932)	(622,668)
Net (loss)/income attributed to ReneSola Ltd	(34,698,251)	34,457,538	1,759,711	(8,831,223)	2,788,655
Income/(loss) attributed to ReneSola Ltd per ADS from continuing operations
Basic	0.00	0.13	0.05	(0.22)	0.06
Diluted	0.00	0.13	0.05	(0.22)	0.06
(Loss)/income attributed to ReneSola Ltd per ADS from discontinued operations
Basic	(1.72)	1.27	-	-	-
Diluted	(1.72)	1.27	-	-	-
Weighted average number of ADS used in computing income/(loss) per ADS*:
Basic	20,222,977	24,689,929	38,075,293	40,595,551	49,166,354
Diluted	20,240,390	24,690,529	38,075,293	40,595,551	49,788,422

*Each ADS represents 10 ordinary shares.

(1)	Discontinued operations relate to our manufacturing businesses, including polysilicon, solar wafer, solar cell and solar module manufacturing, as well as the LED distribution business, which were disposed of in the third quarter of 2017, the transaction of which was completed on September 29, 2017.

	As of December 31,
	2016	2017	2018	2019	2020
Consolidated Balance Sheet Data
Cash and cash equivalents	$3,964,896	$13,429,301	$6,750,178	$24,292,113	$40,593,094
Total assets	1,088,405,688	335,698,792	377,712,342	319,944,193	336,941,949
Total non-current liabilities	117,827,787	100,019,369	119,309,869	72,991,550	65,373,230
Total liabilities	1,022,259,908	245,216,322	253,046,937	182,397,018	153,681,868
Total shareholders’ equity	66,145,780	90,482,470	124,665,405	137,547,175	183,260,081
Common share capital	-	-	-	-	-
Number of common shares issued	202,478,702	381,027,002	381,027,002	481,027,002	582,258,622

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Business

Developing and operating solar power projects exposes us to various operational risks and our result of operations may be subject to fluctuations.

In any given period, our revenue is affected by a limited number of solar power projects that are under development and sold to third parties, and therefore subject to significant fluctuations. In order to further evolve into an asset-light solar project developer with a global presence, we will continue to develop and sell solar power projects to take advantage of attractive market opportunities. As a result, for certain periods we may generate more of our revenues from the one-time sale of solar power projects.

Development of solar power projects can take many months or years to complete and may be delayed for reasons beyond our control. They often require us to make some up-front payments for, among other things, land/rooftop use rights and permitting in advance of commencing construction, and revenue from these projects may not be recognized for several additional months following contract signing. Any inability or significant delays in entering into sales contracts with customers after making such up-front payments could adversely affect our business and results of operations. Furthermore, we may become constrained in our ability to simultaneously fund our other investment in such projects.

Development of solar power projects also requires significant management attention to negotiate the terms of our engagement and monitor the progress of the projects which may divert management’s attention from other matters. Our revenue and liquidity may be adversely affected to the extent the market for solar power projects weakens or we are not able to successfully complete the customer acceptance testing due to technical difficulties, equipment failure, or adverse weather, and we are unable to sell our solar power projects at prices and on terms and timing that are acceptable to us.

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

As our net revenue is derived from our solar power project business, we will be increasingly exposed to the risks associated with solar power projects. Further, our future success largely depends on our ability to expand our solar power project pipeline. The risks and uncertainties associated with our solar power project business and our ability to expand our solar power project pipeline include:

•	the need to raise funds to develop greenfield or purchase late-stage solar power projects, which we may be unable to obtain on commercially reasonable terms or at all;

•	the uncertainty of being able to sell the projects or secure purchasers in a timely manner, in which case we may need to operate such projects for an extended period of time;

•	the uncertainty of being able to receive full payment for the sold projects upon completion or receive payment in a timely manner;

•	failure of our business partners with which we work together under certain cooperation agreements to operate in a way satisfactory to us or any disputes with our business partners to develop projects or enter new geographic markets;

•	delays and cost overruns as a result of a number of factors, many of which are beyond our control, including delays in regulatory approvals, construction, grid-connection and customer acceptance testing;

•	delays or denial of required approvals, permits or licenses by relevant government authorities in connection with the construction, grid-connection and operation of solar power projects;

•	failure to negotiate favorable payment terms with suppliers;

•	unforeseeable engineering problems, construction or other unexpected delays and contractor performance shortfalls;

•	labor, components and materials supply delays, shortages or disruptions, or work stoppages;

•	failure to grid connection and dispatch agreements, execute power purchase agreements or other arrangements that are commercially acceptable to us;

•	diversion of significant management attention and other resources;

•	failure to execute our project pipeline expansion plan effectively; and

•	changes in government regulations and policies.

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

Development of our solar power projects may be adversely affected by circumstances outside of our control, including inclement weather, a failure to receive regulatory approvals on schedule or third-party delays in providing solar modules, inverters or other materials. Obtaining full permits for our solar power projects is time consuming and we may not be able to meet our expected timetable for obtaining full permits for our solar power projects in the pipeline. In addition, from time to time, we may need to engage external EPC contractors for our solar power projects, and we may not be able to negotiate satisfactory EPC agreements. Changes in project plans or designs, or defective or late execution may increase our costs and cause delays. Increases in the prices of solar products and balance-of-system components may increase procurement costs. Labor shortages, work stoppages or labor disputes could significantly delay a project or otherwise increase our costs. In addition, delays in obtaining, our inability to obtain or a lack of proper construction permits or post-construction approvals could delay or prevent us from construction of our solar power projects, commencing operation and connecting to the relevant grid.

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

If we cannot complete an agreement on schedule, or at all, the PPA/FIT price may be reduced, our reputation may be damaged and the difficulty of winning new projects may increase. In addition, in any event the government bodies terminate an agreement with us, we will have limited recourse. Although the government bodies have historically not terminated agreements with us, there is no assurance that they would not do so in the future.

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

We have relied on working capital, short-term and long-term financing, including development loan financings, construction loan financings and project financings, and capital market financings to fund our capital requirements and expect to continue to do so in the future. These financings, which consist of short-term borrowings, long-term borrowings, bond and other long-term liabilities, are primarily from financial institutions and fund investors globally, as well as financing lease companies in China. As of December 31, 2020, we had short-term borrowings of $32.0 million, bond payable of $9.0 million and failed sale-lease back and finance lease liabilities of $52.1 million, and a debt-to-asset ratio of 45.6%.

We had a working capital of $48.4 million as of December 31, 2020 and the amount of our borrowings and financing liabilities could constrain our operational flexibility, including requiring a substantial portion of our cash flows to be set aside to service our debt obligations, increasing our exposure to interest rate fluctuations and limiting our ability to obtain additional financing. Furthermore, governments may pass measures to tighten credit. All the above may impair our ability to obtain financing on favorable terms, or at all. In addition, we may not be able to raise necessary funding on favorable terms, or at all, to refinance our debt obligations. If our cash flows and capital resources are insufficient to service our debt obligations, our business, prospects and financial conditions may be materially and adversely affected. If we fail to obtain additional sources of financing, we may not be able to continue to fund our operations or business.

We intend to obtain additional debt obligations to finance our operations and future expansion. To the extent we are successful in obtaining additional financing, we will allocate an increasing portion of our cash flows to service our debt obligations. This could impair our ability to make necessary capital expenditures, develop business opportunities or make strategic acquisitions. Our business may not generate sufficient cash flows from operations in the future to service our debt and make necessary capital expenditures, in which case we may seek additional financing, dispose of certain assets or seek to refinance some or all of our debt. In addition, these alternatives may not be implemented on satisfactory terms, if at all. In the event we are unable to meet our debt obligations when they become due or if our creditors take legal action against us for repayment upon any default, we may have to liquidate our long-term assets to repay our creditors. Such a situation would materially and adversely affect our operations and prevent us from successfully implementing our business strategy. In addition, we may have difficulty converting our long-term assets into current assets in such a situation and may suffer losses from the sale of our long-term assets and may not be able to continue our business.

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

Substantially all of the electricity generated by our solar power projects will be sold under long-term PPAs with government end users and a few to licensed suppliers or commercial and industrial users. We expect our future projects will also have long-term public PPAs or similar offtake arrangements such as tariff programs but the portion under licensed suppliers or commercial and industrial users may increase due to our focus in DG projects, and also due to the falling system cost which makes solar energy more accessible to non-State Grid users such as commercial and industrial users. If, for any reason, any of the purchasers of power under these contracts are unable or unwilling to fulfill their related contractual obligations or if they refuse to accept delivery of power delivered thereunder or if they otherwise terminate such agreements prior to the expiration thereof, our assets, liabilities, business, financial condition, results of operations and cash flows could be materially and adversely affected. Further, to the extent any of our power purchasers are, or are controlled by, governmental entities, our facilities may be subject to legislative or other political action that may impair their contractual performance or contain contractual remedies that do not provide adequate compensation in the event of a counterparty default.

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

We operate and maintain the solar power projects in our IPP portfolio. In addition to the operations and maintenance, or O&M, services which our in-house O&M team provides to our developed solar power projects in China, we also enter into separate contractual agreements to operate and maintain substantially all of the solar power projects operated by us outside China. Pursuant to these agreements, we generally perform scheduled and unscheduled maintenance, and provide operating and other asset management services, and we subcontract certain O&M services, including security and repair, to third-parties that may not perform their services adequately.

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

In China, we can sell the electricity in gross metering or net metering. Under gross metering, electricity is sold to The State Grid Corporation of China, or the State Grid, an enterprise which constructs and operates power grids and is a pilot state holding company approved by the State Council of China to carry out state-authorized investment. Under the net metering, we first sell the electricity to non-State Grid power purchasers and the remaining unpurchased electricity to the State Grid. Before we can supply the electricity to our power purchasers, we are required to enter into the grid connection and dispatch agreements with the grid providers and energy management contracts, or EMCs, including PPAs with the power purchasers. Grid connection and dispatch agreements generally have terms of 1 to 5 years and are, in practice, subject to renewal by the parties when original terms expire. The EMCs, which provide the terms and pricing of the sales and include the PPAs, are in 20 years and are subject to renewal by the parties when original terms expire. If we are unable to renew the agreements upon expiration, we may not be able to replace them with agreements with equivalent terms and conditions, or at all, or we may experience significant delays or costs related to securing replacements. If we are unable to agree with the grid providers on a new grid connection and dispatch agreements, the affected solar power project may temporarily or permanently cease operations, and we may not be able to operate the project beyond the initial term of the EMCs and PPAs. See also “—We face a number of risks involving PPAs and project-level financing arrangements, including failure or delay in entering into PPAs, defaults by counterparties and contingent contractual terms such as price adjustment, termination, buy-out, acceleration or other clauses, all of which could materially and adversely affect our business, financial condition, results of operations and cash flows.” In addition, if, for any reason, the grid providers are unable or unwilling to fulfill their related contractual obligations or if they refuse to accept delivery of electricity delivered thereunder or otherwise terminate such agreements prior to the expiration thereof, our business, financial condition, results of operations and cash flow could be materially adversely affected.

If we cannot produce agreed electricity for reasons solely attributed to us, the agreed PPA/FIT prices may be reduced, results of operations could be materially adversely affected.

In China, all solar projects approved by the National Development and Reform Commission, or the NDRC, are eligible to receive an attractive FIT for 20 years in principle and we expect our solar power projects to be long-term contracted assets. Under gross metering, we receive a total FIT amount, which comprise an agreed electricity sales price from the State Grid and the government subsidies, for 20 years. Under net metering, we receive subsidies from the government and an agreed negotiated electricity sales price from the power purchasers. However, if we cannot produce electricity normally for a number of days for reasons solely attributed to us, the agreed PPA/FIT prices may be reduced and results of operations and cash flow could be materially adversely affected.

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

The prices of special purpose vehicles which hold the ownership of our solar power projects, or project SPVs, and solar power projects are primarily based on the electricity revenue the projects can generate and the rate of returns. The electricity price may vary. See “—Decreases in the FIT price, public utility price or market discount rate could harm our revenue.” Investors may compare the rate of returns generated from the solar power projects with the rate of returns in the financing or investment markets. Any significant volatility or decreases in the electricity price or rate of return may decrease the prices of solar power projects which may subject us to major fluctuations or declines in our revenue.

Decreases in the FIT price, public utility price or market discount rate could harm our revenue.

Revenues generated from our IPP business are primarily from China. Under gross metering, the revenues we can receive are fixed at the FIT price which is set by the government. Under net metering, the prices we sell the electricity to the non-State Grid power purchasers are mainly at a market discount to the public utility rate. The market price of electricity can be subject to significant fluctuations and can be affected by drivers such as the cost of traditional fossil fuels used for electricity generation, the discovery of new fossil fuel sources, additional electricity generation capacity, additional electric transmission and distribution lines, technological or regulatory changes, increased energy conservation or for a number of other reasons. However, given that China largely runs a state-led economy, the FIT price may be readily lowered by the relevant Chinese authorities with little, if any, regard to market conditions. While we may resort to domestic courts and other available forums for remedies, such actions may bear no fruit and are bound to generate extra legal costs and fees. Regardless of the rationales underlying the price adjustments, any decrease in the FIT price, market discount rate or the public utility rate may negatively affect our results of operations.

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

However, as the solar power industry continues to develop, these government subsidies and economic incentives have been reduced and could continue to be reduced or be eliminated altogether. For example, reductions in FIT programs in Germany have continued since 2014 and the government in China has issued various policies to control FIT for on-grid solar power projects since 2014. See “Item 4. Information on the Company—B. Business Overview—Regulation—China—Renewable Energy Law and Other Government Directives.”

Although the solar power industry is currently moving towards the economies of scale necessary for solar power to become cost-effective in a non-subsidized market, any reduction, modification, delay or elimination of government subsidies and economic incentives by the Chinese government and the governments of other countries for on-grid solar power applications could result in decreased demand and pricing of our solar power projects, which could materially and adversely affect our revenues and profitability.

Industry trends, in particular limited interconnection capacity, will have a negative impact on our business and results of operations.

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

Our future success substantially depends on our ability to closely monitor and accurately predict market demand which exposes us to a number of risks and uncertainties.

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

Demand for solar project products is influenced by macroeconomic factors, such as global economic conditions, the supply and the prices of other energy products, such as oil, coal and natural gas, as well as government regulations and policies concerning the public utility industry. A decrease in prices of fossil fuels, for example, could reduce demand for alternative forms of energy, such as solar power. We are also affected by the market and industry trends. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business.” We may be adversely affected by a volatile solar power market and industry conditions; in particular, the demand and prices for our solar power projects and electricity generated by our solar power projects may decline, which may reduce our revenues and profitability.”

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

Our business is affected by conditions in the solar project market and industry. In December 2016 and December 2017, the NDRC announced the reduction in FITs for utility-scale solar plants. The administration of the then U.S. President Donald Trump had less favorable policies for industries engaged in clean energy. As a result, many solar power project developers and solar system installers, like us, were adversely affected and the financial condition weakened. In addition, decreases in prices of other energies, such as oil, electricity and wind power, may also negatively affect the demand for solar power projects. The solar industry is also expected to continue to be highly competitive due to more new entrants to the solar project market and upstream solar manufacturing players moving to the downstream project business. If the supply of solar projects grows faster than demand, and if governments continue to reduce financial support for the solar industry, impose trade barriers or impose curtailments in the solar industry, demand for our projects, as well as our average selling price, could be materially and adversely affected.

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

As we continue to expand our business internationally, our international business may expose us to a number of risks with respect to our international marketing, distribution and sales activities, including:

•	fluctuations in currency exchange rates, such as exchange rate volatility between the Euro and the U.S. dollar and the Renminbi against the U.S. dollar;

•	increased costs associated with maintaining marketing efforts in various countries;

•	the increased cost of understanding local markets and trends and developing and maintaining an effective marketing and distribution presence in various countries;

•	difficulty and costs relating to compliance with the different commercial, environmental and legal requirements of the overseas markets in which we offer our products;

•	difficulty in engaging and retaining sales personnel who are knowledgeable about, and can function effectively in, overseas markets and manage the overseas operations;

•	the difficulty of managing the development, construction and sale of our solar power projects on a timely and profitable basis as a result of technical difficulties, commercial disputes with our customers and changes in regulations, among other factors;

•	the difficulty of providing customer service and support in various countries;

•	any failure to develop appropriate risk management and internal control structures tailored to overseas operations;

•	differing regulatory and tax regimes across different markets;

•	trade barriers, such as export requirements, tariffs, taxes and other restrictions and expenses, which could increase the prices of solar modules and therefore raise the costs for our solar power projects and make us less competitive in some countries;

•	protectionism on the rise, as evidenced by the decision of Great Britain to leave the European Union and the continuation of the hawkish U.S. trade policies towards China, including imposed tariffs on goods imported from China;

•	failure to comply with international sanction laws, including the rules and regulations promulgated by the office of Foreign Assets Control of the U.S. Department of the Treasury;

•	failure to control the increase of our operating expenses without a commensurate increase in our revenues as we hire additional sales and marketing personnel in connection with the expansion of our sales business; and

•	any unanticipated changes in prevailing economic conditions and regulatory requirements.

If we are unable to effectively manage these risks related to international sales, our ability to expand our business abroad will be materially and severely impaired.

We conduct our business globally and are subject to global and local risks related to economic, regulatory, social and political uncertainties.

We conduct our IPP business and/or project development business in a number of countries, such as United States, Canada, China, Poland, Hungary, Spain, France, UK and Romania. Within the United States, our business footprints spread over many states and the idiosyncrasies of those states in terms of regulatory environment and legal framework may have a material impact on our local operations. Our business is therefore subject to diverse and constantly changing economic, regulatory, social and political conditions in the jurisdictions in which we operate.

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

Our business could be adversely affected by the effects of avian flu, severe acute respiratory syndrome, or SARS, swine flu or another epidemic or outbreak. From 2005 to present, there have been reports on the occurrence of avian flu, SARS or swine flu, including a few confirmed human cases and deaths. Any prolonged occurrence or recurrence of avian flu, SARS, swine flu or other adverse public health developments may have a material adverse effect on our business operations. Our operations may be affected by a number of health-related factors which could severely disrupt our operations, including the sickness or death of our key officers and employees, and a general slowdown in the local or global economy.

The public health crisis caused by the COVID-19 pandemic and the measures that have been taken or that may be taken in the future by governments, businesses, including us, and the public at large to limit the spread of COVID-19 have had, and could continue to have, an adverse impact on our business, financial condition, and results of operations in the future. If the COVID-19 pandemic continues for a prolonged period of time or is exacerbated, it could result in the imposition of more restrictive measures in the territories in which we operate, further quarantines or closures, supply-chain disruptions, travel and transportation restrictions and import and export restrictions, which could adversely affect our business. Although we have adopted a number of initiatives to reduce costs in the territories where we operate, including a review of our capital expenditures, the further imposition of social distancing measures and lockdowns could continue to have a negative impact on our financial and operating results.

The COVID-19 pandemic has also caused significant volatility in the financial markets, undermining investors’ confidence in the growth of countries and businesses. Currencies in many of the countries where we operate suffered a significant depreciation against the U.S. dollar as compared to December 31, 2019, which increased the cost of some of our development supplies and therefore negatively affected our financial results. In addition, the long-term economic effects of the COVID-19 pandemic may include lower or negative growth rates in the markets where we operate and shift to lower margin for our products.

We cannot predict how long the COVID-19 pandemic will last, whether it will worsen or whether there will be further outbreaks in the future in any of the markets where we operate. The full extent to which the COVID-19 pandemic will negatively affect our results of operations, financial condition and cash flows will depend on future developments that are highly uncertain and cannot be predicted, including the scope and duration of the pandemic, the duration of the various shelter-in-place orders and reopening plans, the speed and effectiveness of vaccines and treatment developments and deployment in the countries where we operate, potential mutations of COVID-19, and actions taken, or that may be taken in the future, by governmental authorities and other third parties in response to the pandemic.

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

The solar market is increasingly competitive and continually evolving, which may result in price reductions, reduced profit margins or loss of market share by us. The roll-out of attractive solar energy policies around the globe may make this industry increasingly lucrative and thus intensify the competition by attracting more interested companies. Our primary competitors include local and international developers and operators of solar power projects in those markets. Some of our competitors may have integrated with upstream solar manufacturers and may have advantages over us in terms of greater operational, financial, technical, management or other resources in particular markets or in general. They may have longer operating histories, stronger market positions, larger development capabilities, operation skills, greater resources, better brand name recognition, better access to favorable prices, more established distribution networks and larger customer bases than we do. As a result, they may be able to devote greater resources to the research, development, promotion and sale of their products or respond more quickly to evolving industry standards and changes in market conditions than we can. We only started our solar power projects business in recent years. There is no guarantee that we can compete successfully in the markets where we currently operate or the markets we plan to enter in the future.

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

We may fail to comply with laws and regulations in the countries where we develop, construct and operate solar power projects and government approval process may change from time to time, which could severely disrupt our business operations.

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

In order to develop solar power projects we must obtain a variety of approvals, permits and licenses from various authorities. The procedures for obtaining such approvals, permits and licenses vary from country to country, making it onerous and costly to track the requirements of individual localities and comply with the varying standards. Moreover, sovereign states retain the power to adjust their energy policies and alter approval procedures applicable to us. If the regulatory requirements become more stringent or the approval process becomes less efficient, the key steps in our business operations including project development, facility upgrading and product sales, could be severely disrupted or delayed. Failure to obtain the required approvals, permits or licenses or to comply with the conditions associated therewith could result in fines, sanctions, suspension, revocation or non-renewal of approvals, permits or licenses, or even criminal penalties, which could have a material adverse effect on our business, financial condition and results of operations.

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

We are subject to credit risks of our customers and our trade receivables are relatively large.

Our customers may default in their payments to us from time to time. We conduct regular reviews of our credit exposure to our customers. Credit risk arises from events and circumstances beyond our control, and many are difficult to anticipate or detect, such as an overall economic downturn or deterioration in the financial position of our customers. If our customers fail to timely pay us, require us to extend credit to them beyond our customary payment periods or otherwise default on their payments in an amount in excess of any previously paid deposit, we may be unable to generate sufficient cash flow to meet our cash flow requirements, and we would need to make provisions for doubtful debts or incur bad debt write-offs, which may adversely affect our financial performance. Disputes which arise due to default in payment by customers may also incur time and substantial costs in claiming for such payments and thus affect our liquidity, business, financial condition, results of operations and business prospects.

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

Although our management didn’t identify any material weaknesses and deficiencies in our internal control over financial reporting for the fiscal year ended December 31, 2020, we may identify such material weakness and deficiencies in the future during the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404. In addition, our independent registered public accounting firm has not undertaken a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other control deficiencies in our internal control over financial reporting.

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

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, in December 2020, the United States enacted the Holding Foreign Companies Accountable Act, or the HFCA Act, which includes requirements for the SEC to identify issuers whose audit reports are prepared by auditors that the PCAOB is unable to inspect or investigate because of restrictions imposed by non-U.S. authorities in the auditor’s local jurisdiction. The HFCA Act also requires public companies on this SEC list to certify that they are not owned or controlled by a foreign government and make certain additional disclosures on foreign ownership and control of such issuers in their SEC filings. Furthermore, the HFCA Act amends the Sarbanes-Oxley Act of 2002 to require the SEC to prohibit securities of any U.S. listed companies from being traded on any of the U.S. national securities exchanges, such as NYSE and Nasdaq Stock Market, or in the U.S. ‘‘over-the-counter’’ markets, if the auditor of the U.S. listed companies’ financial statements is not subject to PCAOB inspections for three consecutive ‘‘non-inspection’’ years after the law becomes effective. On March 24, 2021, the SEC adopted interim final amendments to implement the submission and disclosure requirements of the HFCA Act. We will not be required to comply with the interim final amendments until the SEC has identified us as having a ‘‘non-inspection’’ year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act including the identification process and the trading prohibition requirements described above. While the SEC has not yet identified a list of issuers whose auditors are not subject to PCAOB inspections, the first such list could be released in early 2022. Enactment of the HFCA Act, adoption of corresponding SEC rules and other efforts to increase the U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of the ADSs could be adversely affected. We cannot assure you that we will not be identified by the SEC as an issuer whose audit report is prepared by auditors that the PCAOB is unable to inspect or investigate. We cannot assure you that, once we have a ‘‘non-inspection’’ year, we will be able to take remedial measures in a timely manner, and as a result, and we cannot assure you that we will always be able to maintain the listing of our ADSs on a national stock exchange in the U.S., such as the NYSE or the Nasdaq Stock Market, or that you will always be allowed to trade our shares or ADSs.

Risks Related to Do Business in China

We may fail to comply with laws and regulations regarding the development, construction and operation of solar power projects and solar production projects in China.

The development, construction and operation of solar power projects and the generation and sale of solar power are highly regulated activities. The activities in China are governed by different laws and regulations, including national and local regulations relating to renewable energy, urban and rural planning, building codes, safety, environmental protection, fire control, utility transmission, engineering and metering and related matters. We are required to obtain approvals, permits and licenses and we are subject to filings with the provincial and/or regional regulatory authorities, such as the NDRC. See “Item 4. Information on the Company—B. Business Overview—Regulation—China—Renewable Energy Law and Other Government Directives.” Any failure to obtain any required approvals, permits, licenses, filings or to comply with the conditions associated therewith could result in fines, sanctions, suspension, revocation or non-renewal of approvals, permits or licenses, or even criminal penalties, which could have a material adverse effect on our business, financial condition and results of operations. Any new government regulations pertaining to solar power projects may result in significant additional expenses to the development, construction and operation of solar power projects and, as a result, could cause a significant reduction in demand for our solar power projects and services.

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

We conduct our business in China through our subsidiaries. Our ability to make distributions or other payments to our shareholders depends on payments primarily from ReneSola (Zhejiang) PV Power Co., Ltd. (“ReneSola PV Power”). The payment of dividends by entities organized in China is subject to limitations. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. However, subsequent to January 1, 2008, there had been no such dividend distribution to us since such earnings will permanently be used to reinvest to the PRC entities. Pursuant to the Foreign Investment Law of the People’s Republic of China and the Company Law of the People’s Republic of China, ReneSola PV Power is also required to set aside at least 10% of its after-tax profit, if any, to fund certain statutory reserve funds until the accumulative amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. ReneSola PV Power is also required to allocate a portion of its after-tax profits, as determined by its board of directors, to its discretion accumulation reserves, which may not be distributed to equity owners. In addition, when ReneSola PV Power incurs debt on its own behalf, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

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

Greater restrictions on global trade, particularly those related to China-U.S. trade relations, and recent human rights claims against China could have a material adverse effect on our business.

Our business operations are exposed to the risk of increased trade protectionism, particularly with regard to China, as a significant portion of our business originates from China. China’s import and export of goods and services may be affected by trade protectionism, specifically the ongoing trade war characterized by perpetual trade tensions between the United States and China as well as trade relations among other countries. The former U.S. administration had advocated greater restrictions on trade generally and significant increases on tariffs on certain goods imported into the United States, particularly from China and had taken steps toward restricting trade in certain goods. The United States has imposed significant amounts of tariffs on Chinese imports since 2018. China and other countries have retaliated in response to new trade policies, treaties and tariffs implemented by the United States. China has imposed significant tariffs on U.S. imports since 2018. While the Biden administration is regarded by many as more supportive of free trade than its predecessor, there have been no signs that U.S. tariffs imposed on China will be eliminated any time soon. The continuing trade war between the United States and China may have a material adverse effect on our business as we have a significant presence in both countries. Our development and production efforts may be severely disrupted and the costs of our products and services may climb up, which could in turn lead to a dramatic decrease in our operating incomes and profits.

The stumbling relationship between western countries and China is not only featured by trade tensions but also more broadly defined geopolitical competition. The two sides have fiercely exchanged their conflicting understandings of human rights protection and rebuked each other for falling behind internationally recognized standards in that regard. Despite that both those western countries and China have expressed their willingness to manage conflicts and/or seek re-engagement, the direction along which the interstate relationship will head towards is subject to great uncertainty. If western countries and China slide into a vicious circle of political boycott and economic disengagement, the global economy is likely to take a hit and the transboundary supply chain that anchors the modern economy may lapse into disarray. As a multinational company, our business development and operating performance are largely dependent on the maintenance of world peace and stability which is, however, well beyond our control.

Risks Related to Doing Business in International Markets Outside of China

Our business, prospects, financial condition, results of operations and cash flows may be adversely affected by developments that are beyond our control in other countries.

Our business, financial condition, results of operations and cash flows depend partially on the level of economic activity, government and foreign exchange policies and political and economic developments in our other principal targeted international markets outside of China, such as United States, Canada, Poland, Hungary, Spain, France, UK and Romania. Our business, revenues and prospects, as well as our financial condition, results of operations, cash flows and the market price of our ADSs, may also be materially and adversely affected by developments in international markets relating to inflation, interest rates, currency fluctuations, government subsidies, taxation, expropriation, as well as any protectionism, exchange control regulations, price and wage controls, social instability or other political, economic or diplomatic developments. We have no control over these conditions and developments which could adversely affect us and our business, financial condition, results of operations and cash flows or the price or market of our ADSs. See additional risks in “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business.”

Risks Related to Our ADSs, Warrants and Shares

The market price for our ADSs may be volatile; the value of the warrants could be significantly affected by the market price of the ADSs and other factors.

The market price for our ADSs has been highly volatile and subject to wide fluctuations that are not related to the operating performance of particular companies. During the period from January 29, 2008, the first day on which our ADSs were listed on the NYSE, until April 13, 2021, the market price of our ADSs ranged from $0.85to $147.4 per ADS, after giving effect to the ADS Ratio Change. In more recent years, the market price of our ADSs went up at a relatively rapid rate, rising from $1.415 (closing price) as of December 31, 2019 to $11.43 (closing price) as of December 31, 2020. We cannot assure you that our share prices will not suffer from a dramatic drop in the future. If that happens, both our business operations and your interests may be adversely and materially affected. In addition, the market price of our ADSs may continue to be volatile and subject to wide fluctuations in response to a wide variety of factors including the following:

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

Mr. Xianshou Li, our previous chairman and previous chief executive officer, beneficially owned 26.0% of our shares as of March 31, 2021. Meanwhile, Mr. Zhengmin Lian holds 29.3% of the voting power in our company via the 180,000,000 shares held by ReneSola Singapore Pte Ltd. which is in turn beneficially owned by Mr. Xianshou Li. As such, Mr. Li and Mr. Lian have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. For example, holders of a majority of our shares entitled to vote in a duly convened and constituted shareholders’ meeting may pass a shareholders’ resolution to issue preferred shares in one or more series and to fix the powers and rights of these shares, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our existing shares. Preferred shares could thus be issued with terms that would delay or prevent a change in control or make removal of management more difficult. These actions may be taken even if they are opposed by our other shareholders and holders of our ADSs.

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

If a United States person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our ADSs or ordinary shares, such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in the Company’s group. Where the Company’s group includes one or more U.S. subsidiaries, in certain circumstances we could be treated as a controlled foreign corporation and certain of our non-U.S. subsidiaries could be treated as controlled foreign corporations (regardless of whether we are or are not treated as a controlled foreign corporation). A United States shareholder of a controlled foreign corporation may be required to annually report and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by controlled foreign corporations, whether or not we make any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. A failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties and may prevent starting of the statute of limitations with respect to such shareholder’s U.S. federal income tax return for the year for which reporting was due. We do not intend to monitor whether we or any of our non-U.S. subsidiaries are treated as a controlled foreign corporation or whether any investor is treated as a United States shareholder with respect to us or any of our subsidiaries or to furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. A United States investor should consult its own advisor regarding the potential application of these rules in its particular circumstances.

We may be a passive foreign investment company for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or shares.

We will be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year if, applying applicable look-through rules, either (i) at least 75% of our gross income for such year is passive income or (ii) at least 50% of the value of our assets (generally determined based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Based on the market price of our ADSs, the value of our assets, and the composition of our income and assets, we do not believe that we were a PFIC for our taxable year ended December 31, 2020, but there can be no assurances in this regard. The determination of PFIC status involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn, and is subject to uncertainty in several respects. Accordingly, we cannot guarantee that the U.S. Internal Revenue Service, or IRS, will agree with any positions that we take or that we will not be treated as a PFIC for our taxable year ended December 31, 2020, the current taxable year or any future taxable year.

Changes in the composition of our income or composition of our assets may cause us to be or become a PFIC. The determination of whether we will be a PFIC for any taxable year may depend in part upon the value of our goodwill and other unbooked intangibles not reflected on our balance sheet (which may depend upon the market price of our ADSs or shares from time to time, which may fluctuate significantly) and also may be affected by how, and how quickly, we spend our liquid assets and the cash we generate from our operations and raise in any offering. In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization. Among other matters, if our market capitalization declines, we may be or become a PFIC for the current or future taxable years because our liquid assets and cash (which are for this purpose considered assets that produce passive income) may then represent a greater percentage of our overall assets. Further, while we believe our classification methodology and valuation approach are reasonable, it is possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our being or becoming a PFIC for our taxable year ended December 31, 2020, the current taxable year or one or more future taxable years.

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

Our ADSs are currently listed on the NYSE. The NYSE has minimum requirements that a company must meet in order to remain listed on the NYSE. These requirements include maintaining a minimum average closing price of $1.00 per ADSover a period of consecutive 30 trading days and an average market capitalization of not less than $50 million over a 30 trading day period and stockholders’ equity of not less than $50 million. On November 7, 2016, we received a notice from the NYSE that the average closing price of our ADSs (prior to the ADS Ratio Change) was below the listing requirements. In order to bring the price of the ADSs into compliance with the listing requirements, we executed the ADS Ratio Change. As a result, effective from February 10, 2017, the number of our shares represented by each ADS has been changed from two shares to 10 shares. On March 1, 2017, we received a notice from the NYSE that a calculation of the average closing price of our ADSs for the 30-trading days ended February 28, 2017 indicated that the average closing price of our ADSs was above the minimum requirement of $1.00 based on a 30-trading day average. Accordingly, we have resumed compliance with all NYSE continued listing requirements.

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

On September 9, 2019, we received a notice from the NYSE again that we did not meet the NYSE’s criteria for continued listing standard because the average closing price of the Company’s ADSs was less than US$1.00 per ADS over a consecutive 30-trading-day period. On October 1, 2019, we received a confirmation from the NYSE that we had regained compliance with continued listing standards after the average closing price for our ADSs for the consecutive 30-trading-day period ended September 30, 2019 exceeded US$1.00.

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

As of December 31, 2020, we conduct our business primarily through the following subsidiaries:

•	Renesola (Zhejiang) PV Power Co., Ltd.: our wholly owned subsidiary incorporated in China in August 2017 to hold our Chinese subsidiaries.

•	Zhejiang ReneSola Investment Ltd.: our subsidiary incorporated in China in February 2015 to engage in trading and investments in solar industry, as well as holding our project companies in China.

•	ReneSola New Energy S.à r.l.: our wholly owned subsidiary incorporated in Luxembourg in March 2012 to engage in trading and investments in solar industry, as well as holding our solar power projects in Europe and Canada;

•	ReneSola Investment Management Ltd.: our wholly owned subsidiary incorporated in the British Virgin Islands in December 2014 to engage in investments in solar industry, as well as holding our solar power projects;

•	Sichuan Bobo Electric Power Engineering Ltd.: our wholly owned subsidiary incorporated in China in January 2017 to conduct EPC business;

•	ReneSola Consulting (Shanghai) Co., Ltd: our wholly owned subsidiary incorporated in China in August 2017 to engage in project management and technology support;

•	ReneSola Power Holdings LLC.: our wholly owned subsidiary incorporated in the United States to engage in trading and investments in solar industry, as well as holding our solar power projects in the United States;

•	ReneSola Power Canada: our wholly owned subsidiary incorporated in Canada in October 2017 to conduct solar power project development business;

•	Renesola Poksla sp. z o.o.: our wholly owned subsidiary incorporated in Poland in July 2015 to conduct EPC business; and

•	Renesola Szolgáltató és Kivitelező Kft.: our wholly owned subsidiary incorporated in Hungary in December 2017 to conduct EPC business;

•	Renesolapower France:our wholly owned subsidiary incorporated in France in October 2017 to conduct solar power project development business;

•	RENESOLA SPAIN S.L.: our wholly owned subsidiary incorporated in Spain in June 2017 to conduct solar power project development business;

•	Renesola Power UK LTD: our wholly owned subsidiary incorporated in the UK in August 2015 to conduct solar power project development business;

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

On July 26, 2017, we received a notice from the NYSE that the total market capitalization and the stockholders’ equity were below the listing requirements. In order to regain the compliance, we conducted a non-cash restructuring to dispose of substantially all of the assets and liabilities related to our manufacturing businesses, including polysilicon, solar wafer and solar module manufacturing, as well as the LED distribution business, such that we could dispose of our asset-heavy and debt-heavy businesses and focus on our asset-light and high-margin project business. On October 24, 2017, we submitted a business plan to the NYSE to demonstrate our plan to regain compliance within the continued listing requirements of the NYSE. On December 7, 2017, the NYSE accepted our business plan and recognized that we were trading at levels in excess of $50 million average market capitalization. We resumed compliance with all NYSE continued listing requirements and the NYSE will continue to perform quarterly reviews during the 18 months from the date of the NYSE notice on July 26, 2017. On January 3, 2018, we provided the NYSE an update analyzing our third quarter 2017 progress and the plan submission, and it was accepted by the NYSE on January 26, 2018.

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

During 2020, we raised $45 million from the public market. The capital was and will be used to expand our solar project pipeline and penetrate the solar-plus-storage market, as well as for working capital and potential strategic M&A opportunities. We believe that these capital infusions will enable us to execute our long-term strategic growth plan as we continue our transformation into an asset-light solar project developer.

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

In 2020, we continued our multi-year transformation from money-losing equipment maker to money-making and asset-light solar project developer. We switched our long-term growth strategy from focusing on our traditional market in China to a global expansion roadmap. We now primarily focus on the promising markets in the United States and Europe. We already obtained a leading market share in Poland and Hungary, as well as some states in the United States such as Minnesota and New York. We moved our headquarters to Connecticut, the United States where our senior management team will be based going forward.

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

During 2020, we raised $45 million from the public market. The capital was and will be used to expand our solar project pipeline and penetrate the solar-plus-storage market, as well as for working capital and potential strategic M&A opportunities. We believe that these capital infusions will enable us to execute our long-term strategic growth plan as we continue our transformation into an asset-light solar project developer.

As of December 31, 2020, we completed 828 megawatts (“MW”) of solar power projects and have successfully sold a total of 86.1MW of solar projects in the year. The sales included 15.0 MW of DG projects in Hungary, 11.0 MW of DG projects in Poland, 10.6 MW of community solar projects in the U.S., 7.0 MW in Canada, 15.4 MW in Romania,4.3 MW of rooftop projects in the U.K. and 22.8 MW in China. We were operating approximately 173 MW solar power projects globally as of December 31, 2020, including 149 MW in China, and recorded electricity generation revenue from these projects. As of December 31, 2020, we had 1GW within the late-stage pipeline, of which 6 MW of the solar power projects were under construction.

Our net revenue from continuing operations increased from $96.9 million in 2018 to $119.1 million in 2019 and decreased to $73.5 million in 2020. We recorded operating income of $6.8 million and net income of $2.2 million in 2020, compared to operating loss of $1.0 million and net loss of $11.7 million in 2019, and operating income of $15.5 million and net income of $5.1 million in 2018. Net income attributed to ReneSola Ltd was $2.8 million in the full year 2020, compared to net loss attributed to ReneSola Ltd of $8.8 million in 2019 and net income attributed to ReneSola Ltd of $1.8 million in 2018. Net income attributed to ReneSola Ltd per ADS was $0.06 in 2020, compared to net loss attributed to ReneSola Ltd per ADS of $0.22 in 2019 and net income attributed to ReneSola Ltd per ADS of $0.05 in 2018. Non-GAAP net income attributed to ReneSola Ltd was $3.7 million in the full year 2020, compared to $14.1 million in 2019. Non-GAAP net income attributed to ReneSola Ltd per ADS was $0.08 in 2020, compared to $0.35 in 2019. Additionally, in the fourth quarter of 2020, we sold 15.4 MW of operating assets in Romania and 4.3 MW in the U.K. for a combined price of more than $30 million and resulting in meaningful operating income. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Overview of Financial Results—Net Revenue”.

Our Business

Our business primarily includes the sale of project SPVs or development and sale of solar power projects as a developer and the sale of electricity generated by the solar power projects operated by us as an IPP.

Project Development Business

We started our solar power project development business in 2012. We have recorded revenue from continuing operations from the sales of solar power projects since 2015. We have focused on small-scale DG projects, specifically commercial projects, with a few in small-scale utility projects and community solar gardens, in stable, mature, conservative country risk profile markets, including China, the United States, Canada, the United Kingdom, France, other developed countries with infrastructure upgrade needs, with attractive subsidies. See “—Our Sales and Customers.”

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

The prices of our solar power projects or projects SPVs are primarily based on the cash flow such projects can generate and the rate of returns. The cash flow can be affected by drivers such as electricity generation, electricity price (such as FIT or PPA), operating expenses, tax policy or a number of other reasons. Investors may compare the rate of returns generated from the solar power projects with the rate of returns in the financing or investment markets. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Volatility or large decrease in the prices of solar power project may cause significant fluctuations or declines in our revenue.”

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

Under gross metering, except for grid parity/low pilot projects in areas with ample resource, good conditions and high market consumption, each solar project approved by the National Development and Reform Commission, or the NDRC, is eligible to receive an attractive fixed FIT which was determined by NDRC at the time when the project was filed for 20 years in principle and we expect our solar power projects to be long-term contracted assets. Therefore, except for grid parity/low pilot projects, we can sell all electricity generated by our gross metering projects to the State Grid and receive a total amount of FIT amount, which comprise an agreed electricity sales price from the State Grid and the subsidies from the government, for 20 years. Net metering is important to achieve grid parity. We develop and operate net metering DG projects in well-developed regions in China. Under net metering, we sell majority of the electricity to non-State Grid power purchasers at an agreed negotiated electricity sales price, which is usually at a market discount rate of the public retail rate, and then sell the remaining unpurchased electricity to the State Grid at a price based on the local desulphurized coal benchmark. Aside from the electricity sale, each KWh of electricity generated (sold to non-Sate Grid power purchasers or State Grid) will receive subsidies from the government. State Grid is an enterprise which constructs and operates power grids and is a pilot state holding company approved by the State Council of China to carry out state-authorized investment. The non-State Grid power purchasers are primarily commercial and industrial users. See “—Our Solar Power Projects.” The governmental subsidies in gross metering and net metering may be different. We have focused and will continue to focus on net metering projects with high return on invested capital.

On January 20, 2020, the MOF, NDRC and NEA promulgated Notice on the issuance of Measures for the Administration of Additional Subsidy Funds for Renewable Energy Power Prices, to be effective as from January 20, 2020, which specifies: (i) The renewable energy power generation projects entitled to the subsidy funds shall be determined according to the following methods: (1) For the new renewable energy power generation projects needing subsidies after the promulgation of the Measures (hereinafter referred to as new projects), the MOF shall reasonably determine the total subsidies for the new renewable energy power generation projects supported by the subsidy funds in the current year according to the annual increase level of the subsidy funds, technological progress, industry development and other situations. The NDRC and the NEA shall, according to the renewable energy development plan, technological progress and other situations, reasonably determine the newly-installed capacity of renewable energy power generation projects that are subject to subsidy and within the total annual new subsidies determined by the MOF; (2) The existing renewable energy power generation projects which need subsidies before the promulgation of the Measures (hereinafter referred to as the “existing projects”) shall meet the requirements of the national competent energy authority. Those projects under scale management shall be included in the scope of annual construction scale management, and be included in the list of subsidy projects upon examination and approval by power grid enterprises in accordance with the procedures. (ii) The NDRC and the NEA shall, under the principle of determining expenditure based on revenue, formulate administrative measures for different types of renewable energy power generation projects, specifying project scale management and specific regulatory measures which shall be released to the public as early as possible. The projects that have administrative measures and that are included in the scope of national subsidy scale management for power generation by renewable energy resources shall be given subsidies accordingly. (iii) Power grid enterprises shall, as required by these Measures, regularly release and timely adjust the list of projects subject to subsidy for power generated by renewable energy resources that meet the subsidy conditions, and regularly submit the release information to the MOF, the NDRC and the NEA. The specific conditions for inclusion in the list of subsidy projects include: (1) New projects shall be included in the scope of the total subsidies for renewable energy power generation in the current year; existing projects shall comply with the requirements of the national competent energy authority and shall be included in the scope of annual construction scale management if under scale management. (2) The examination, approval and archival filing have been completed according to the relevant provisions of the state; and the state policies on the price of renewable energy sources are complied, and the on-grid price has been examined and approved by the competent price authority. (3) The grid connection time of all power generation units meets the subsidy requirements. (4) The relevant approval, ratification, filing and grid connection documents have been examined and approved by the national renewable energy information management platform. The State Grid Corporation of China and China Southern Power Grid Co., Ltd. shall be respectively responsible for releasing the list of subsidy projects within their respective business scope; local independent power grid enterprises shall be responsible for releasing the list of subsidy projects within their respective business scope upon submission to local provincial competent authorities of finance, price and energy for examination and approval.

On January 20, 2020, the MOF, NDRC and NEA promulgated Several Opinions on Promotion of the Sound Development of Power Generation with Non-hydropower Renewable Energy Resources to be effective as from January 20, 2020, which specifies: (i) Determining expenditure by revenue so as to reasonably determine the scale of new subsidy projects. The MOF shall, in consultation with relevant authorities, release the total amount of the annual new subsidy. The NDRC and the NEA shall, within the scope of total annual subsidy, reasonably determine the scale of newly-installed power generation projects of various types of renewable energy requiring subsidy, which shall be released to the public as soon as possible so as to guide the steady development of the industry. any existing offshore wind power generation project or solar photo-thermal power generation project for which the approval (record-filing) has been completed as required and all power units have been connected to the grid by December 31, 2021 shall be subsidized by the central finance according to the relevant price policies. (ii) Continuously driving down the prices of onshore wind power, PV power plants, and industrial and commercial distributed PV. We should continue to implement the mechanism for lowering guiding on-grid prices of onshore wind power, PV power plants, and distributed PV for industry and commerce, set a reasonable downgrading range, and guide onshore wind power, PV power plants, and distributed PV for industry and commerce to achieve on-grid parity as soon as possible. (iii) Simplifying the catalogue system management. The State shall not issue the catalogue of surcharges on renewable energy power prices. The information on application for power price surcharges of all renewable energy projects shall be filled in through the national renewable energy information management platform. Power grid enterprises shall, under principles determined by the MOF and other authorities and in light of conditions such as project types, grid connection time and technical levels, determine and regularly disclose to the whole society the list of renewable energy power generation projects meeting subsidy conditions, and report examination and verification results of the list to the MOF, NDRC and NEA. The projects in the 1-7 batches of catalogues that have been previously released by the three authorities shall be directly included in the subsidy list of renewable energy power generation projects of power grid enterprises.

On September 29 2020, the MOF, NDRC and NEA promulgated Supplementary Notice on Matters Relating to Several Opinions on Promoting the Sound Development of Non-Hydro-Renewable Energy Power Generation, which specifies: (i) the quota of subsidy funds from the central budget for renewable energy power generation projects shall be approved based on the reasonable utilization hours, the whole-life-cycle reasonable utilization hours of PV power generation projects in the resource areas of Category I, II and III of PV are 32,000 hours, 26,000 hours and 22,000 hours respectively, while the whole-life-cycle reasonable utilization hours of projects in PV pioneer bases determined by the State and the bidding projects in 2019 and 2020 will increase by 10% on the basis of the hours in the resource areas where such projects are located; (ii) Subsidized electric quantity in the whole life cycle of a project = project capacity × whole-life-cycle reasonable utilization hours of a project. To be specific, the project capacity shall be subject to the capacity determined at the time of approval (filing). If the actual capacity of a project is less than the approved (filed) capacity, the actual capacity shall prevail; (iii) For the projects that are included in the scope of subsidy list for renewable energy power generation in accordance with the Measures for the Administration of Additional Subsidy Funds for Renewable Energy Power Prices (Cai Jian [2020] No.5, hereinafter referred to as Document No.5), subsidies will be granted based on the on-grid price for the electric quantity generated within the whole-life-cycle subsidized electric quantity. Subsidy standards = (renewable energy benchmark on-grid price (including on-grid price determined through bidding and other competitive methods) – local benchmark on-grid price for coal-fired power)/(1 + applicable value-added tax rate). If the whole-life-cycle reasonable utilization hours of a project are not exceeded, subsidies will be granted based on the actual electric quantity generated in the current year by a renewable energy power generation project. For a project that is included in the scope of subsidy list for renewable energy power generation according to Document No.5, the part of electricity generated in excess of the subsidized electric quantity in the whole life-cycle shall not be entitled to the subsidy funds from the central finance, for which a green certificate will be issued for trading in such certificates. For the projects that are included in the scope of subsidy list for renewable energy power generation according to Document No.5, after 20 years of grid connection for wind power and PV power generation projects, regardless of whether the projects reach the subsidized electric quantity in the whole life-cycle, they will not be entitled to the subsidy funds from the central finance and will be issued green certificates for trading in such certificates.

In our IPP business, power purchasers may pay us monthly, bi-monthly, quarterly or half-yearly based on the terms in the Energy Management Contract (EMCs) and PPAs. The EMCs, which, among others, provide the terms and pricing of the sales and include the PPAs, are long-term, generally 20 years with a possible 5 year extension. See “Item 3. Key Information—D. Risk Factors—Risks related to Our Business—Our ability to transmit and sell the electricity generated from the solar power projects operated by us relies on the grid connection, dispatch agreements, PPAs and other contractual agreements.”

As of December 31, 2020, we had more than 100 solar power projects in operation globally with an aggregate capacity of approximately 173 MW. See “—Our Solar Power Projects.”

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

Projects for Sale

As of December 31, 2020, we completed 828 MW of solar power projects, and have successfully sold a total of 86.1MW of solar projects in the year. The sales included 15.0 MW of DG projects in Hungary, 11.0 MW of DG projects in Poland, 10.6 MW of community solar projects in the U.S., 7.0 MW in Canada, 15.4 MW in Romania, 4.3 MW of rooftop projects in the U.K. and 22.8 MW in China.. We were operating approximately 173 MW solar power projects globally as of December 31, 2020, from which we recorded electricity generation revenue. In addition, we had a late-stage project pipeline with an aggregate capacity of approximately 1GW in total and all these projects have a commercial operation date (“COD”) within 2021 and 2023.

As of December 31, 2020, we had 12.3 MW of completed projects in Hungary, which were sold in the first quarter of 2021.

Completed Projects for Sale	MW (DC)	Project Type	Status	Business Model
Hungary	12.3	Ground Mounted	Ready for sale	Build-Transfer
Total	12.3

Operating Assets

As of December 31, 2020, we owned 173 MW of solar power projects globally in operation, including 149 MW of solar power projects in China, and generated 127.1 million kilowatt-hours, or kWh, of electricity from this IPP portfolio in China in 2020.

Operating Assets	Capacity (MW)
China DG
- Zhejiang	36.1
- Henan	46.1
- Anhui	30.9
- Hebei	16.9
- Jiangsu	12.8
- Shandong	2.0
- Fujian	4.4
Total in China	149.2
United States	24.1
Total	173.3

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

As of December 31, 2020, we had late-stage project pipeline in the United States, Poland, Hungary, France, Spain, Germany and UK with an aggregate capacity of approximately 1GW with estimated COD within 2021 and 2023, of which 6.0 MW are under construction.

The following table sets forth the information of our late-stage pipeline as of December 31, 2020 (excluding sold, ready for sale and delivered projects):

Project Location	Project Pipeline (Late Stage) (MW)	Under Construction (MW)
USA	350.1
Poland	206.0	6.0
Hungary	49.2
France	100.0
Spain	95.0
Germany	50.0
UK	150.0
Total	1000.3	6.0

The following tables set forth our late-stage project pipeline by location:

United States

Our late-stage projects total 350.1 MW, of which approximately 122MW are community solar projects in Minnesota, Maine, Pennsylvania, and New York. Additionally, we have projects under development in Utah, Florida, Maine and California. Meanwhile, we operate 24.1 MW of utility projects in North Carolina.

Project Pipeline	Location	MW (DC)	Project Type	Status	COD / Sale	Business Model
Utah	UT	10.5	DG	Development	2021/2022	Project Development
MN-VOS	MN	1.4	Community Solar	Development	2021	Project Development
MN-VOS-2	MN	8.4	Community Solar	Development	2021/2022	Project Development
New York	NY	22.4	Community Solar	Development	2021/2022	Project Development
Florida	FL	104	Utility Scaler	Development	2022	Project Development
Main	ME	19.9	DG & Community Solar	Development	2022/2023	Project Development
Pennsylvania	PA	70.0	DG & Community Solar	Development	2022/2023	Project Development
California	CA	26.5	DG & Small-scale Utility Projects with Battery Storage	Development	2022/2023	Project Development
Acquisition of Selected Assets	US	87.0	DG & small-scale utility projects with battery storage	Development	2021/2022	Project Development
	Total	350.1

Poland

Business momentum accelerated in recent months. As of December 31, 2020, we had 206 MW of projects in our development pipeline.

Project Pipeline	Project Info	MW (DC)	Project Type	Status	Expected COD / Sale	Business Model
Auction 2019 Dec	8 individual projects, 1MW each	8.0	Ground-mounted	Under Development	Under Development	Build-Transfer
Auction 2020 Q4	38 individual projects, 1MW each	38.0	Ground-mounted	Under Development	Under Development	Build-Transfer
Auction 2021 Q4	40 individual projects, 1MW each	40.0	Ground-mounted	Under Development	Under Development	Build-Transfer
Auction 2021 Q4	4 individual projects	120.0	Ground-mounted	Under Development	Under Development	Build-Transfer
	Total	206.0

Hungary

In Hungary, we invest in small-scale DG projects. Our late-stage pipeline has multiple “micro projects,” with an average size of 0.5 MW per project, bringing total capacity to 49.2 MW. These projects are under development.

Project Pipeline	Location	MW (DC)	Project Type	Status	Expected COD / Sale	Business Model
Portfolio of “Micro PPs”	Hungary	15.0	Ground- mounted	Under construction	2021	Build-Transfer
Project Portfolio	Hungary	34.2	Ground- mounted	Under Development	2021/2022	Build-Transfer
	Total	49.2

France

In France, we have a project pipeline of 100 MW, all of which are ground-mounted projects.

Project Pipeline	Location	MW (DC)	Project Type	Status	Expected COD / Sale	Business Model
Project Portfolios	France	70.0	Ground mounted	Under development	2021/2022	Project Development
AMI Aups / Tenergie	France	30.0	Ground mounted	Under development	2021/2022	Project Development
	Total	100.0

Spain

We have a late-stage pipeline of 95 MW of ground-mounted projects located in the Murcia and Alicante regions.

Project Pipeline	Location	MW (DC)	Project Type	Status	Expected COD / Sale	Business Model
Caravaca	Murcia	6.0	Ground-mounted	Under Development	2021	Build-Transfer
Altajero	Murcia	6.0	Ground-mounted	Under Development	2021	Build-Transfer
Abanilla	Alicante	4.0	Ground-mounted	Under Development	2022/2023	Build-Transfer
Pedrera	Alicante	10.0	Ground-mounted	Under Development	2022/2023	Build-Transfer
Serrata	Alicante	10.0	Ground-mounted	Under Development	2022/2023	Build-Transfer
Elda	Alicante	5.0	Ground-mounted	Under Development	2022/2023	Build-Transfer
San Carlos	Alicante	5.0	Ground-mounted	Under Development	2022/2023	Build-Transfer
Renedo	Alicante	29.0	Ground-mounted	Under Development	2022/2023	Build-Transfer
Barcial	Alicante	20.0	Ground-mounted	Under Development	2022/2023	Build-Transfer
	Total	95.0

Germany

We have secured a late-stage pipeline of 50 MW of ground-mounted projects now under development.

Project Pipeline	Location	MW (DC)	Project Type	Status	Expected COD / Sale	Business Model
Project Portfolios -Vodasun	Germany	50.0	Ground Mounted	Under development	2021/2022	Project Development
	Total	50.0

U.K.

We have a late-stage pipeline of 150 MW of ground-mounted projects under development.

Project Pipeline	Location	MW (DC)	Project Type	Status	Expected COD / Sale	Business Model
UK- Novergy	UK	100.0	Ground Mounted	Under development	2021/2022	Project Development
UK- Innova	UK	50.0	Ground Mounted	Under development	2021/2022	Project Development
	Total	150.0

Community Solar Gardens

As of December 31, 2020, we had community solar projects in Minnesota, Maine, Pennsylvania, and New York with the capacity of approximately 122 MW. In 2020, we sold 10.6 MW of our Minnesota community solar gardens.

Utility Scale and Solar-plus-storage Projects

We acquired an energy storage business, including solar-plus-storage projects, from Nova Development Management. This transaction increased our development pipeline by approximately 200 MW and added an experienced solar project development team. The new team brings expertise in the development of U.S. utility scale projects, provides immediate access to battery storage, and enables us to deliver a more complete set of solution packages to our customers. Additionally, the acquisition gives us access to utility projects and development activities in several states, including Pennsylvania, California, New York, Maine, Illinois, and Arizona.

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

Our project development business is primarily focused in the United States, Poland, Hungary, Spain, France and UK. We sell our developed projects or project SPVs to purchasers, who primarily include large utility companies, other IPPs that desire to sell the electricity from the projects to local power suppliers or users, and global investors such as asset management funds, pension funds and tax equity investors. Our community solar gardens are the solutions for businesses, government entities, municipalities, schools, hospitals, residential customers, and people looking for saving money on their electricity costs. As of December 31, 2020, we had community solar gardens in development in the United States.

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

Intellectual Properties

We rely primarily on trade secrets, employee contractual protections and other contractual restrictions to establish and protect our intellectual properties and proprietary rights. See “Item 5. Operating and Financial Review and Prospects—C. Research and Development, Patents and Licenses, Etc.—Intellectual Property”. Nevertheless, these measures afford only limited protection and the actions we take to protect our intellectual property rights may not be adequate to provide us with meaningful protection or commercial advantage. See “Item 3. Key Information—D. Risks Factors—Risks Related to Our Business—Our failure to protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights may be costly.”

Quality Control

We have a risk control team to conduct comprehensive market due diligence to identify solar projects that have projected internal returns that meet our standards. We have experienced and qualified engineering teams and engage external independent experienced qualified engineering to design the projects with technical specifications that provide for the quality and performance of our solar power plants. Solar modules used in our solar power projects are from our related parties or third party suppliers and have the certifications and meet test standards. We closely monitor and supervise construction contractors as part of the quality control process, who also typically provide warranties and performance guarantees for a period of time. Our O&M team and third party O&M service providers tests, checks and continuously monitors the quality and performance of our operating solar power projects. See also “—Engineering, Procurement and Construction” and “—Operations and Maintenance.”

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

As of December 31, 2020, we completed around 828 MW projects. Our portfolio generated clean electricity about 1000 GWh/year, which reduced 700 thousand metric tons of CO2 emissions or was equal to removing 140 thousand passenger vehicles from the road.

As of December 31, 2020, we had 147 employees worldwide. We currently have two female directors on our board and two female VPs on our senior management team.

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

Our failure to adapt to changing market conditions and to compete successfully with existing or new competitors in the solar power industry, as well as the other renewable energy companies and non-renewable power companies, will limit our growth and will have a material adverse effect on our business and prospects. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We operate in a highly competitive market and many of our competitors have greater resources than we do. We may not be able to compete successfully and we may lose or be unable to gain market share.”

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

On December 26, 2016, the NDRC issued the Notice on Adjusting the feed-in tariff price for Onshore Wind Power/Photovoltaic Power Generation Projects, reducing the feed-in tariff price of the photovoltaic power generation infrastructures constructed after January 1, 2017. The disparity between the FIT for PV power generation projects and the desulphurized coal benchmark electricity price are funded by the renewable energy development funds.

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

On January 20, 2020, the MOF, NDRC and NEA promulgated Notice on the issuance of Measures for the Administration of Additional Subsidy Funds for Renewable Energy Power Prices, to be effective as from January 20, 2020, which specifies: (i) The renewable energy power generation projects entitled to the subsidy funds shall be determined according to the following methods: (1) For the new renewable energy power generation projects needing subsidies after the promulgation of the Measures (hereinafter referred to as new projects), the MOF shall reasonably determine the total subsidies for the new renewable energy power generation projects supported by the subsidy funds in the current year according to the annual increase level of the subsidy funds, technological progress, industry development and other situations. The NDRC and the NEA shall, according to the renewable energy development plan, technological progress and other situations, reasonably determine the newly-installed capacity of renewable energy power generation projects that are subject to subsidy and within the total annual new subsidies determined by the MOF; (2) The existing renewable energy power generation projects which need subsidies before the promulgation of the Measures (hereinafter referred to as the “existing projects”) shall meet the requirements of the national competent energy authority. Those projects under scale management shall be included in the scope of annual construction scale management and be included in the list of subsidy projects upon examination and approval by power grid enterprises in accordance with the procedures. (ii) The NDRC and the NEA shall, under the principle of determining expenditure based on revenue, formulate administrative measures for different types of renewable energy power generation projects, specifying project scale management and specific regulatory measures which shall be released to the public as early as possible. The projects that have administrative measures and that are included in the scope of national subsidy scale management for power generation by renewable energy resources shall be given subsidies accordingly. (iii) Power grid enterprises shall, as required by these Measures, regularly release and timely adjust the list of projects subject to subsidy for power generated by renewable energy resources that meet the subsidy conditions, and regularly submit the release information to the MOF, the NDRC and the NEA. The specific conditions for inclusion in the list of subsidy projects include: (1) New projects shall be included in the scope of the total subsidies for renewable energy power generation in the current year; existing projects shall comply with the requirements of the national competent energy authority and shall be included in the scope of annual construction scale management if under scale management. (2) The examination, approval and archival filing have been completed according to the relevant provisions of the state; and the state policies on the price of renewable energy sources are complied, and the on-grid price has been examined and approved by the competent price authority. (3) The grid connection time of all power generation units meets the subsidy requirements. (4) The relevant approval, ratification, filing and grid connection documents have been examined and approved by the national renewable energy information management platform. The State Grid Corporation of China and China Southern Power Grid Co., Ltd. shall be respectively responsible for releasing the list of subsidy projects within their respective business scope; local independent power grid enterprises shall be responsible for releasing the list of subsidy projects within their respective business scope upon submission to local provincial competent authorities of finance, price and energy for examination and approval.

On January 20, 2020, the MOF, NDRC and NEA promulgated Several Opinions on Promotion of the Sound Development of Power Generation with Non-hydropower Renewable Energy Resources to be effective as from January 20, 2020, which specifies: (i) Determining expenditure by revenue so as to reasonably determine the scale of new subsidy projects. The MOF shall, in consultation with relevant authorities, release the total amount of the annual new subsidy. The NDRC and the NEA shall, within the scope of total annual subsidy, reasonably determine the scale of newly-installed power generation projects of various types of renewable energy requiring subsidy, which shall be released to the public as soon as possible so as to guide the steady development of the industry. any existing offshore wind power generation project or solar photo-thermal power generation project for which the approval (record-filing) has been completed as required and all power units have been connected to the grid by December 31, 2021 shall be subsidized by the central finance according to the relevant price policies. (ii) Continuously driving down the prices of onshore wind power, PV power plants, and industrial and commercial distributed PV. We should continue to implement the mechanism for lowering guiding on-grid prices of onshore wind power, PV power plants, and distributed PV for industry and commerce, set a reasonable downgrading range, and guide onshore wind power, PV power plants, and distributed PV for industry and commerce to achieve on-grid parity as soon as possible. (iii) Simplifying the catalogue system management. The State shall not issue the catalogue of surcharges on renewable energy power prices. The information on application for power price surcharges of all renewable energy projects shall be filled in through the national renewable energy information management platform. Power grid enterprises shall, under principles determined by the MOF and other authorities and in light of conditions such as project types, grid connection time and technical levels, determine and regularly disclose to the whole society the list of renewable energy power generation projects meeting subsidy conditions, and report examination and verification results of the list to the MOF, NDRC and NEA. The projects in the 1-7 batches of catalogues that have been previously released by the three authorities shall be directly included in the subsidy list of renewable energy power generation projects of power grid enterprises.

On March 5, 2020, the NEA issued the Notice on the Relevant Matters Concerning Construction of Wind Power and PV Generation Projects in 2020, requiring provincial energy authorities to increase coordination with land, environmental protection and other departments to promote the reduction of non-technical costs, to create a good environment for construction and investment in wind power, photovoltaic power generation.

On March 31, 2020, the NDRC issued the Notice on Relevant Matters Concerning the Feed-in Tariff Policy for Photovoltaic Power Generation in 2020, in which, among other things, the NDRC adopted the following measures: (i) Continue to develop guide prices for centralized photovoltaic power generation. In consideration of market-based bidding in 2019, technological progress and other factors, the guide prices of new centralized photovoltaic power plant included in the scope of state financial subsidies I ~ III resource area shall respectively be RMB0.35/kWh (including tax, the same below), RMB0.4/kWh and RMB0.49/kWh. If the guide price is lower than the project location coal-fired power generation benchmark price (including desulfurization, denitrification, dust removal electricity prices), the guide price shall be subject to the local coal-fired power generation benchmark price. The feed-in tariff of new centralized photovoltaic power plant shall be determined through a competitive market approach, which shall not exceed the guide price of the resource area located; (ii) Reduce the subsidy standard for commercial and industrial distributed photovoltaic power generation. For the commercial and industrial distributed photovoltaic power generation projects included in the 2020 financial subsidy scale that using the “self-generation, surplus online” model, the full power generation subsidy standard is adjusted to RMB0.05/kWh; for the commercial and industrial distributed Photovoltaic power generation projects using the “full online” model, the subsidy shall be subject to the guide price of the resource area where the centralized photovoltaic power plant located. For all commercial and industrial distributed projects allocated by the energy authorities according to a unified market competition approach, the price formed by market competition shall not exceed the guide price of the resource area and the subsidy standard shall not exceed RMB0.05/kWh; (iii) Reduce the subsidy standard for household distributed photovoltaic power generation. The full power generation subsidy standard of household distributed photovoltaic power generation included in the 2020 financial subsidy scale shall be adjusted to RMB0.08/kWh. The Notice was implemented as from June 1, 2020.

On September 22, 2020, Chinese President Xi Jinping made a bombshell environmental declaration to the United Nations General Assembly. China, the world’s largest producer of green-house gases, would begin reducing its overall emissions after peaking in 2030—and by 2060, Xi said, the nation would achieve carbon neutrality.

On September 29, 2020, the MOF, NDRC and NEA promulgated Supplementary Notice on Matters Relating to Several Opinions on Promoting the Sound Development of Non-Hydro-Renewable Energy Power Generation, which specifies: (i) the quota of subsidy funds from the central budget for renewable energy power generation projects shall be approved based on the reasonable utilization hours, the whole-life-cycle reasonable utilization hours of PV power generation projects in the resource areas of Category I, II and III of PV are 32,000 hours, 26,000 hours and 22,000 hours respectively, while the whole-life-cycle reasonable utilization hours of projects in PV pioneer bases determined by the State and the bidding projects in 2019 and 2020 will increase by 10% on the basis of the hours in the resource areas where such projects are located; (ii) Subsidized electric quantity in the whole life cycle of a project = project capacity × whole-life-cycle reasonable utilization hours of a project. To be specific, the project capacity shall be subject to the capacity determined at the time of approval (filing). If the actual capacity of a project is less than the approved (filed) capacity, the actual capacity shall prevail; (iii) For the projects that are included in the scope of subsidy list for renewable energy power generation in accordance with the Measures for the Administration of Additional Subsidy Funds for Renewable Energy Power Prices (Cai Jian [2020] No.5, hereinafter referred to as Document No.5), subsidies will be granted based on the on-grid price for the electric quantity generated within the whole-life-cycle subsidized electric quantity. Subsidy standards = (renewable energy benchmark on-grid price (including on-grid price determined through bidding and other competitive methods) – local benchmark on-grid price for coal-fired power)/(1 + applicable value-added tax rate). If the whole-life-cycle reasonable utilization hours of a project are not exceeded, subsidies will be granted based on the actual electric quantity generated in the current year by a renewable energy power generation project. For a project that is included in the scope of subsidy list for renewable energy power generation according to Document No.5, the part of electricity generated in excess of the subsidized electric quantity in the whole life-cycle shall not be entitled to the subsidy funds from the central finance, for which a green certificate will be issued for trading in such certificates. For the projects that are included in the scope of subsidy list for renewable energy power generation according to Document No.5, after 20 years of grid connection for wind power and PV power generation projects, regardless of whether the projects reach the subsidized electric quantity in the whole life-cycle, they will not be entitled to the subsidy funds from the central finance and will be issued green certificates for trading in such certificates.

On March 11, 2021, the Fourth Session of the 13th National People’s Congress reviewed the “Outline of the 14th Five-Year Plan for National Economic and Social Development of the People’s Republic of China and Vision 2035 (Draft)” proposed by the State Council, which agreed with the report on the results of the review by the Committee on Finance and Economy of the National People’s Congress and decided to approve this outline of the plan. This Outline of the 14th Five-Year Plan declared to implement the 2030 national autonomous contribution target to address climate change and develop an action plan to reach the peak of carbon emissions by 2030 and to adopt stronger policies and measures to achieve carbon neutrality by 2060.

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

Pursuant to the Provisions on the Administration of Permits of Installation, Repair, and Test of Electric Power Facilities, which were promulgated by the NDRC on September 11, 2020 and became effective on October 11, 2020, any entity or individual engaged in installing, repairing or testing of electric power facilities in the PRC must obtain a permit unless otherwise exempted by the NEA. There are three categories of permits and each category is further subdivided into five levels. Each category represents a specific range of activity i.e., installation, repair and testing. Each level denotes the maximum voltage level of an electric facility that a permit holder may work with. To apply for a permit, an applicant must submit the application to the local branch of NEA. A permit holder may also apply to change either the permitted matter, which is the category or level of the permit, or the registered matter, which is the name, legal address, legal representative and other pertinent matters. A permit is valid for six years and can be renewed.

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

On March 31, 2020, the NDRC issued the Notice on Relevant Matters Concerning the Feed-in Tariff Policy for Photovoltaic Power Generation in 2020, in which, among other things, the NDRC adopted the following measures: (i) the guide prices of new centralized photovoltaic power plant included in the scope of state financial subsidies I ~ III resource area shall respectively be RMB0.35/kWh (including tax, the same below), RMB0.4/kWh and RMB0.49/kWh. If the guide price is lower than the project location coal-fired power generation benchmark price (including desulfurization, denitrification, dust removal electricity prices), the guide price shall be subject to the local coal-fired power generation benchmark price. The feed-in tariff of new centralized photovoltaic power plant shall be determined through a competitive market approach, which shall not exceed the guide price of the resource area located; (ii) for the commercial and industrial distributed photovoltaic power generation projects included in the 2020 financial subsidy scale that using the “self-generation, surplus online” model, the full power generation subsidy standard is adjusted to RMB0.05/kWh; for the commercial and industrial distributed photovoltaic power generation projects using the “full online” model, the subsidy shall be subject to the guide price of the resource area where the centralized photovoltaic power plant located. For all commercial and industrial distributed projects allocated by the energy authorities according to a unified market competition approach, the price formed by market competition shall not exceed the guide price of the resource area and the subsidy standard shall not exceed RMB0.05/kWh; (iii) The full power generation subsidy standard of household distributed photovoltaic power generation included in the 2020 financial subsidy scale shall be adjusted to RMB0.08/kWh. The Notice was implemented as from June 1, 2020.

Subsidy List

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

On January 20, 2020, the MOF, NDRC and NEA promulgated Notice on the issuance of Measures for the Administration of Additional Subsidy Funds for Renewable Energy Power Prices, to be effective as from January 20, 2020, which specifies: (i) The renewable energy power generation projects entitled to the subsidy funds shall be determined according to the following methods: (1) For the new renewable energy power generation projects needing subsidies after the promulgation of the Measures (hereinafter referred to as new projects), the MOF shall reasonably determine the total subsidies for the new renewable energy power generation projects supported by the subsidy funds in the current year according to the annual increase level of the subsidy funds, technological progress, industry development and other situations. The NDRC and the NEA shall, according to the renewable energy development plan, technological progress and other situations, reasonably determine the newly-installed capacity of renewable energy power generation projects that are subject to subsidy and within the total annual new subsidies determined by the MOF; (2) The existing renewable energy power generation projects which need subsidies before the promulgation of the Measures (hereinafter referred to as the “existing projects”) shall meet the requirements of the national competent energy authority. Those projects under scale management shall be included in the scope of annual construction scale management, and be included in the list of subsidy projects upon examination and approval by power grid enterprises in accordance with the procedures. (ii) The NDRC and the NEA shall, under the principle of determining expenditure based on revenue, formulate administrative measures for different types of renewable energy power generation projects, specifying project scale management and specific regulatory measures which shall be released to the public as early as possible. The projects that have administrative measures and that are included in the scope of national subsidy scale management for power generation by renewable energy resources shall be given subsidies accordingly. (iii) Power grid enterprises shall, as required by these Measures, regularly release and timely adjust the list of projects subject to subsidy for power generated by renewable energy resources that meet the subsidy conditions, and regularly submit the release information to the MOF, the NDRC and the NEA. The specific conditions for inclusion in the list of subsidy projects include: (1) New projects shall be included in the scope of the total subsidies for renewable energy power generation in the current year; existing projects shall comply with the requirements of the national competent energy authority and shall be included in the scope of annual construction scale management if under scale management. (2) The examination, approval and archival filing have been completed according to the relevant provisions of the state; and the state policies on the price of renewable energy sources are complied, and the on-grid price has been examined and approved by the competent price authority. (3) The grid connection time of all power generation units meets the subsidy requirements. (4) The relevant approval, ratification, filing and grid connection documents have been examined and approved by the national renewable energy information management platform. The State Grid Corporation of China and China Southern Power Grid Co., Ltd. shall be respectively responsible for releasing the list of subsidy projects within their respective business scope; local independent power grid enterprises shall be responsible for releasing the list of subsidy projects within their respective business scope upon submission to local provincial competent authorities of finance, price and energy for examination and approval.

On the same date, the MOF, NDRC and NEA promulgated Several Opinions on Promotion of the Sound Development of Power Generation with Non-hydropower Renewable Energy Resources to be effective as from January 20, 2020, which specifies: (i) Determining expenditure by revenue so as to reasonably determine the scale of new subsidy projects. The MOF shall, in consultation with relevant authorities, release the total amount of the annual new subsidy. The NDRC and the NEA shall, within the scope of total annual subsidy, reasonably determine the scale of newly-installed power generation projects of various types of renewable energy requiring subsidy, which shall be released to the public as soon as possible so as to guide the steady development of the industry. any existing offshore wind power generation project or solar photo-thermal power generation project for which the approval (record-filing) has been completed as required and all power units have been connected to the grid by December 31, 2021 shall be subsidized by the central finance according to the relevant price policies. (ii) Continuously driving down the prices of onshore wind power, PV power plants, and industrial and commercial distributed PV. We should continue to implement the mechanism for lowering guiding on-grid prices of onshore wind power, PV power plants, and distributed PV for industry and commerce, set a reasonable downgrading range, and guide onshore wind power, PV power plants, and distributed PV for industry and commerce to achieve on-grid parity as soon as possible. (iii) Simplifying the catalogue system management. The State shall not issue the catalogue of surcharges on renewable energy power prices. The information on application for power price surcharges of all renewable energy projects shall be filled in through the national renewable energy information management platform. Power grid enterprises shall, under principles determined by the MOF and other authorities and in light of conditions such as project types, grid connection time and technical levels, determine and regularly disclose to the whole society the list of renewable energy power generation projects meeting subsidy conditions, and report examination and verification results of the list to the MOF, NDRC and NEA. The projects in the 1-7 batches of catalogues that have been previously released by the three authorities shall be directly included in the subsidy list of renewable energy power generation projects of power grid enterprises.

On September 29 2020, the MOF, NDRC and NEA promulgated Supplementary Notice on Matters Relating to Several Opinions on Promoting the Sound Development of Non-Hydro-Renewable Energy Power Generation, which specifies: (i) the quota of subsidy funds from the central budget for renewable energy power generation projects shall be approved based on the reasonable utilization hours, the whole-life-cycle reasonable utilization hours of PV power generation projects in the resource areas of Category I, II and III of PV are 32,000 hours, 26,000 hours and 22,000 hours respectively, while the whole-life-cycle reasonable utilization hours of projects in PV pioneer bases determined by the State and the bidding projects in 2019 and 2020 will increase by 10% on the basis of the hours in the resource areas where such projects are located; (ii) Subsidized electric quantity in the whole life cycle of a project = project capacity × whole-life-cycle reasonable utilization hours of a project. To be specific, the project capacity shall be subject to the capacity determined at the time of approval (filing). If the actual capacity of a project is less than the approved (filed) capacity, the actual capacity shall prevail; (iii) For the projects that are included in the scope of subsidy list for renewable energy power generation in accordance with the Measures for the Administration of Additional Subsidy Funds for Renewable Energy Power Prices (Cai Jian [2020] No.5, hereinafter referred to as Document No.5), subsidies will be granted based on the on-grid price for the electric quantity generated within the whole-life-cycle subsidized electric quantity. Subsidy standards = (renewable energy benchmark on-grid price (including on-grid price determined through bidding and other competitive methods) – local benchmark on-grid price for coal-fired power)/(1 + applicable value-added tax rate). If the whole-life-cycle reasonable utilization hours of a project are not exceeded, subsidies will be granted based on the actual electric quantity generated in the current year by a renewable energy power generation project. For a project that is included in the scope of subsidy list for renewable energy power generation according to Document No.5, the part of electricity generated in excess of the subsidized electric quantity in the whole life-cycle shall not be entitled to the subsidy funds from the central finance, for which a green certificate will be issued for trading in such certificates. For the projects that are included in the scope of subsidy list for renewable energy power generation according to Document No.5, after 20 years of grid connection for wind power and PV power generation projects, regardless of whether the projects reach the subsidized electric quantity in the whole life-cycle, they will not be entitled to the subsidy funds from the central finance and will be issued green certificates for trading in such certificates.

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

Foreign Investment in Solar Power Business and Restriction on Foreign Ownership

The principal regulations governing foreign ownership of solar power businesses in the PRC are the Encouraged Foreign Investment Industries Catalog, effective as of January 27, 2021, or the Catalogue 2020, which is a replacement of the 2007, 2011 ,2015, 2017 and 2019 versions of the Foreign Investment Industrial Guidance Catalogue, and the Special Administrative Measures (Negative List) for Foreign Investment Access (Edition 2020) issued by the NDRC and the PRC Ministry of Commerce. Under the Catalog 2020, the solar power industry is classified as an “encouraged foreign investment industry.” Foreign-invested enterprises in the encouraged foreign investment industry are entitled to certain preferential treatment, such as exemption from tariff on equipment imported for their operations, after obtaining approval from the PRC government authorities. ReneSola PV Power was categorized in the “encouraged” industry under the Catalogue 2020.

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

Under the Foreign Exchange Administration Regulation, the Renminbi is convertible for current account items, which include, among other things, dividend payments, interest and royalty payments, and trade and service-related foreign exchange transactions. Conversion of Renminbi into foreign currency for capital account items, such as direct investment, loans, investment in securities and repatriation of funds, however, is still subject to the approval of SAFE or its local branches. Under the Foreign Exchange Administration Regulation, foreign-invested enterprises may only buy, sell and/or remit foreign currencies at the banks authorized to conduct foreign exchange transactions by complying with certain procedural requirements such as providing valid commercial documents and, in the case of capital account item transactions, only after obtaining approval from SAFE or its local branches. Capital investments directed outside of China by foreign-invested enterprises are also subject to restrictions, which include approvals by the PRC Ministry of Commerce, SAFE or its local branches and the PRC National Development and Reform Commission. Under our current structure, our income will be primarily derived from dividend payments from our operating subsidiaries in China.

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

The principal laws governing the distribution of dividends paid by Foreign-invested enterprises:

•	Foreign Investment Law of the People’s Republic of China (2019);

•	Company Law of the People’s Republic of China (1993), as amended in 1999, 2004, 2005, 2013 and 2018.

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

In May 2013, SAFE issued Notice 21 (later revised on October 10, 2018), which provides detailed disclosure requirements and examination standards for SAFE registration. Foreign organizations and individuals involved in direct investment activities in China shall be registered with the relevant SAFE branch (es), including the overseas SPVs established by PRC residents for the purpose of holding domestic or offshore assets or interests. Pursuant to Notice 13 issued by the SAFE on February 13, effective as of June 1, 2015, pursuant to which, entities and individuals are required to apply for foreign exchange registration of foreign direct investment and overseas direct investment, with qualified banks, instead of SAFE.

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

Patents in the PRC are governed by the PRC Patent Law (March 12, 1984), as amended and its Implementing Rules (June 15, 2001), as amended.

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

Trademark

The PRC Trademark Law, adopted in 1982 and revised in 1993, 2001,2013, and 2019 with its implementation regulations adopted in 2002 and revised in 2014, protects registered trademarks. The Trademark Office of China National Intellectual Property Administration handles trademark registrations and grants trademark registrations for a term of ten years, which is subject to rollover by application.

Regulations in the British Virgin Islands

The British Virgin Islands Economic Substance (Companies and Limited Liability Partnerships) Act 2018, as amended, came into effect on January 1, 2019. It, together with the rules published by the BVI International Tax Authority (the “ITA”) on October 9, 2019 and updated on February 10, 2020, set out the laws on economic substance (the “Economic Substance Laws”) and their effect on legal entities like the Company formed in the British Virgin Islands. The Company is required to consider its economic substance position on an annual basis on and from June 30, 2019 and to file annual reports in the British Virgin Islands each year disclosing whether or not it is carrying out relevant activities (within the meaning of the Economic Substance Law), and if it is, it must comply with its obligations as regards economic substance. The implication for non-compliance is, broadly, that the ITA may issue penalties and, potentially, apply to court in the British Virgin Islands to liquidate non-compliant entity.

The Company has taken and will continue to take advice from its British Virgin Islands counsel as to the steps it should take to comply with the Economic Substance Law.

Regulation in the EU

In December 2020, EU heads of government approved the European Climate Law, a legally binding commitment of net zero CO2 emissions (carbon neutrality) by 2050. (The UK, of course, is no longer an EU member, but it has equivalent legislation, enacted by parliament in 2019.) It underscores that the EU also mandated an emissions cut of at least 55% by 2030 versus the 1990 baseline, as compared to the previously pledged 40% cut.  Concurrently, leaders approved a plan to allocate at least 30% of the EU’s ordinary budget plus COVID-related stimulus to climate action. Based on the total package of €1.8 trillion over seven years, the climate component equates to a hefty €540 billion. This will disproportionately benefit the EU’s less wealthy eastern members. The essential point is that the Climate Law was a very big deal: the world’s most important environmental policy decision of 2020, and arguably ever.

Regulations in the United States

On March 31, 2021, US President Joe Biden announced to include a 10-year extension for the Investment Tax Credit (ITC) for both clean power generation and energy storage as part of a US $2 trillion infrastructure investment plan. It is a proposal to extend the Investment Tax Credit and Production Tax Credit schemes for clean power generation and also to extend the credit scheme for storage. The direct-pay option for the ITC will also be maintained within the extension. Credit rates will be phased down over the 10-year period. Further measures included within the plan pertaining to clean energy are the creation of an Energy Efficiency and Clean Electricity Standard, intended to cut electricity bills and carbon emissions relating to power generation, while also increasing competition in the market.

Federal government buildings will also be mandated to procure clean power for all of their supply needs on a 24/7 basis.

Grid infrastructure upgrades have also been targeted, and a further investment tax credit will be created to incentivize the development of at least 20GW of high-voltage capacity power lines, supported by a new Grid Deployment Authority at the Department of Energy, to accelerate America’s clean energy transition.

C.	Organizational Structure

As of December 31, 2020, we conduct our business primarily through the subsidiaries, which are listed in “Item 4. Information on the Company — A. History and Development of the Company.”

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

As of December 31, 2020, short-term borrowings of $31,980,868 and bond payable of $9,034,691 were jointly guaranteed by the Company and its subsidiaries. The short-term borrowings of $31,980,868 and bond payable of $9,034,691 were also secured by all of the Company’s estate, right, title and interest and pledged by the shares or ownership interests of the Company and its subsidiaries, accounts receivable and VAT account of the Company and its subsidiaries.

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

2020 was an extraordinary year, from the COVID-19 global pandemic to the presidential election in the U.S. The past year brought uncertainty, anxiety, and distress to people across the globe. We saw how the challenges of dealing with the COVID-19 impacted our employees, our customers, and our communities. During these trying times, our primary focus remains on the safety and well-being of our employees, business partners and customers. We took decisive actions to protect our employees, while also sustaining the efficient operation of our business. We transitioned all our employees from sales offices in Europe and the U.S. to a remote work environment, with a few exceptions where physical presence is necessary for the operation of projects to support government efforts to control the pandemic. We are taking care of our employees as their health being is our top priorities.  Our management team has also implemented processes that facilitate frequent virtual interaction between individual employees and employee groups. Our cross functional task-force continues to monitor and recommend steps to help employees and our customers safely interact.  We do see the continuing lockdown affect our process and procedures resulting in delays in completion of our solar projects.

Despite this challenging environment, 2020 saw solid execution and operational excellence for ReneSola Power. We progressed in our mission to become a leading global solar project developer by focusing on high-quality and high return projects in our core markets, the three best solar markets in the world: Europe, the United States and China. We delivered strong results and ended the year in a solid financial position. As of December 31, 2020, we have completed an accumulated 828 MW of solar power projects and have successfully sold a total of 86.1MW of solar projects in the year. The sales included 15.0 MW of DG projects in Hungary, 11.0 MW of DG projects in Poland, 10.6 MW of community solar projects in the U.S., 7.0 MW in Canada, 15.4 MW in Romania,4.3 MW of rooftop projects in the U.K. and 22.8 MW in China. We were operating approximately 173 MW solar power projects as of December 31, 2020, including 149 MW in China, and recorded electricity generation revenue from these projects. As of December 31, 2020, our late-stage pipeline totaled 1 GW, and about 6 MW under construction.

For details of our project pipeline, see “Item 4. Information on the Company—B. Business Overview—Our Solar Power Projects—Project Pipeline.”

Our net revenue from continuing operations increased from $96.9 million in 2018 to $119.1 million in 2019 and decreased to $ 73.5 million in 2020. We recorded an operating income of $6.8 million and a net income of $2.2 million in 2020, compared to an operating loss of $1.0 million and a net loss of $11.7 million in 2019 and an operating income of $15.5 million and a net income of $5.1 million in 2018. Net income attributed to ReneSola Power was $2.8 million in the full year 2020, compared to net loss of $8.8 million in 2019. Net income per ADS was $0.06 in 2020, compared to net loss per ADS of $0.22 in 2019. Non-GAAP net income attributed to ReneSola Power was $3.7 million in the full year 2020, compared to $14.1 million in 2019. Non-GAAP net income per ADS was $0.08 in 2020, compared to $0.35 in 2019. Additionally, in the fourth quarter of 2020, we sold 15.4 MW of operating assets in Romania and 4.3 MW in the U.K. for a combined price of more than $30 million and recognized the net proceeds as meaningful operating come. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Overview of Financial Results—Net Revenue”.

Below are detailed information of 2020 Financial Highlights

	2020 ($ millions)	2019 ($ millions)	Y/Y Change
Revenue	$73.5	$119.1	-38%
U.S. GAAP gross profit	$16.7	$34.2	-51%
U.S. GAAP operating income (loss)	$6.8	$(1.0)	+$7.8
Non-GAAP operating income	$10.0	$26.4	-62%
Adjusted EBITDA	$16.4	$33.6	-51%
U.S. GAAP net income(loss) attributed to ReneSola Power	$2.8	$(8.8)	+$11.6
Non-GAAP net income attributed to ReneSola Power	$3.7	$14.1	-74%

•	Revenue decreased 38% to $73.5 million from $119.1 million in 2019;

o	$49.2 million from the Project Development business

o	$23.5 million from the IPP business, primarily from the sale of electricity in China,

o	$0.8 million from operations and maintenance

•	Gross margin was 22.7%, compared to 28.7% in 2019;

•	Net income attributed to ReneSola Power was $2.8 million, compared to net loss of $8.8 million in 2019;

•	Non-GAAP net income attributed to ReneSola Power was $3.7 million, down from $14.1 million in 2019;

•	Sold 15.0 MW of DG projects in Hungary and 11.0 MW of projects in Poland;

•	Sold 10.6 MW community solar projects in U.S. and 7.0 MW FiT projects in Canada;

•	Sold 15.4 MW ground-mounted projects in Romania and 4.3 MW of rooftop projects in the U.K.;

•	Our late-stage solar power project pipeline stood at approximately 1.0 GW, as of December 31, 2020.

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

Industry Demand

Our revenue growth largely depends on market demand for solar power projects. Demand for solar power projects is influenced by macroeconomic factors such as government regulations and support of the solar power industry, the global economic situation, the supply and prices of other energy products, such as oil, coal and natural gas, as well as government regulations and policies on the electric utility industry. Additionally, public sentiment for green energy is also strong in our operating markets of Europe, USA and China. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business.”

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

Solar Power Project Development

In 2020, 2019 and 2018, we recognized $49.2 million, $90.1 million and $48.8 million of net revenue from continuing operations from the sales of our solar power projects, representing approximately 66.8.1%, 75.6% and 50.3% of our total net revenue from continuing operations. Our solar power project development activities have expanded over the past several years through a combination of organic growth and acquisition of project development rights. We develop our solar power projects with a view to selling them. Our ability to identify and engage credit-worthy purchasers timely and to negotiate favorable selling price and payment terms directly affects our profitability. If we are unable to identify and appropriate purchasers in the short term, we may also determine to own and operate certain projects from time to time and earn revenue by generating and selling electricity to the grid companies. We expect that our revenues from the sale of solar power projects and its importance to our overall business will continue to increase in the following years.

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

Growth Strategies

The global solar power project development business is large and yet continues to grow. Industry market research estimates that by 2040, the share of renewables in the energy market will increase to around 30% and globally will become the single largest source of power generation. Europe continues to lead the way in terms of penetration of renewables. Renewable energy is expected to account for more than 50% of the European energy market by 2040. Europe, the U.S. and China are expected to be the three key markets driving the growth of renewables in the next several years due to favorable regulatory policies and incentives. In particular:

• The European Commission unveiled the “European Green Deal”, a set of policy initiatives intended to make Europe carbon neutral by 2050. This includes a proposal to toughen the EU’s 2030 greenhouse gas emission reductions target. They intend to reduce GHG to 50% of 1990 levels, a more aggressive target than the former 55% target.

• In the U.S., the Biden administration intends to make the U.S. a 100% clean energy economy with net-zero emissions by 2050, and intends to decarbonize the U.S. power sector by 2035 by adopting renewable energy sources and technologies that can be deployed at scale and compete with fossil fuels on cost.

• In China, the Central Government initiated the policy to reduce the country’s carbon dioxide emissions by at least 65 percent from 2005 levels by 2030 and to achieve carbon neutrality by 2060.

With our focus on Europe, the U.S., and China, we believe we are strategically positioned for growth. In Europe, we have major development activities across Poland, Hungary, Spain, France, Germany, and the U.K. In the U.S., our late-stage projects include community solar projects in Minnesota, Maine, Pennsylvania, and New York. Additionally, we have projects under development in Utah, Florida, Maine, and California, and we operate utility projects in North Carolina. In China, our key geographic focus will be in the Yangtze River Delta area, which has attractive electricity tariffs and is one of the major metropolitan areas designated to play a pivotal role in the country’s future economic growth. We intend to expand our IPP assets by building 100 MW of projects in 2021. Our Project Development business benefits from an intense focus on small-scale projects in diverse jurisdictions with a high PPA/FiT price that generates attractive returns. As of December 31, 2020, our late-stage pipeline was 1.0 GW, up from 732 MW in the third quarter of 2020. We continue to focus on profitable markets, including the U.S. and Europe, where we see tremendous growth opportunities with high-quality projects. Importantly, we intend to add incremental project pipeline in our core markets to reach 2GW by the end of 2021. We are confident that we can achieve this, because our teams around the world are dedicated, skilled, and experienced and are supported by the foundation of our strong balance sheet.

Pipeline Target	Capacity (MW)
Hungary	100
Poland	400
Spain	200
France	200
Germany and Italy	200
U.K.	200
USA	500
China	200
Total	2000

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

Prior to the disposal of discontinued business on September 27, 2017, which have been presented as discontinued operations for all the periods presented herein, the Company operated and managed three principal reportable segments, Wafer, Cell and module, and Solar power projects. The Wafer segment involves the manufacture and sales of monocrystalline and multicrystalline solar wafers and processing services. The Cell and module segment involves manufacture and sale of PV cells and modules, and service revenue from tolling arrangements. The solar power projects segment is a newly formed segment in 2015 which involves solar power project development, EPC services and electricity generation revenue. Ancillary revenues and expenses and other unallocated costs and expenses are recorded in other.

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

	Year ended December 31, 2018
	Solar power project development	Electricity generation revenue	EPC services	Other	Total
Net revenue	$48,784,766	$29,257,928	$18,544,164	$319,477	$96,906,335
Gross profit	$7,052,170	$17,673,474	$3,329,402	$14,701	$28,069,747

	Year ended December 31, 2019
	Solar power project development	Electricity generation revenue	EPC services	Other	Total
Net revenue	$90,096,551	$28,712,942	$69,751	$237,780	$119,117,024
Gross profit/(loss)	$17,571,303	$16,763,190	$(178,414)	$69,969	$34,226,048

	Year ended December 31, 2020
	Solar power project development	Electricity generation revenue	EPC services	Other	Total
Net revenue	$49,160,215	$23,547,162	$-	$795,506	$73,502,883
Gross profit/(loss)	$4,374,238	$11,668,935	$-	$642,609	$16,685,782

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

The following table summarizes the Company’s revenues generated by the geographic location of customers:

	Years ended December 31,
	2018	2019	2020
China	$45,395,811	$24,470,827	$16,557,196
United States	15,445,744	9,277,514	4,388,241
Canada	-	-	15,557,800
Romania	1,824,411	3,193,215	5,709,713
England	31,169,458	3,853,687	655,102
Turkey	2,129,085	-	-
France	941,826	730,962	152,548
Poland	-	59,884,835	10,008,838
Hungary	-	17,705,984	20,473,445
Total	$96,906,335	$119,117,024	$73,502,883

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

Our gross margin slightly decreased from 29.0% in 2018 to 28.7% in 2019. Our gross margin decreased from 28.7% in 2019 to 22.7% in 2020, primarily due to the decrease of revenue from electricity generation revenue for the disposal of property, plant and equipment in China, which has a relatively higher gross margin comparing to other segments.

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

General and Administrative Expenses

General and administrative expenses consist primarily of salaries, bonuses and benefits for our administrative and management personnel, consulting and professional service fees, bad debt provision, and travel and related costs incurred by our administrative and management personnel.

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

PRC enterprise income tax is calculated primarily on the basis of taxable income determined under PRC Enterprise Income Tax Law. In March 2007, the National People’s Congress of China enacted a new Enterprise Income Tax Law, which became effective on January 1, 2008 and amended on December 29, 2018. In December 2007, the State Council of China promulgated the Implementing Regulation of the new Enterprise Income Tax Law, which became effective on January 1, 2008 and amended on April 23, 2019. The Enterprise Income Tax Law imposes a unified enterprise income tax rate of 25% on all domestic enterprises and foreign-invested enterprises unless they qualify under certain limited exceptions.

Under the Provisional Regulation of China on Value Added Tax and its implementing rules, all entities and individuals engaged in the sale of goods, the provision of processing, repairs and replacement services, and the importation of goods into China are generally required to pay VAT at a rate of 17% of the gross sales proceeds received, less any deductible VAT already paid or borne by the taxpayer. Effective from May 1, 2018, the VAT rate on goods sales is adjusted to 16%. Effective from April 1, 2019, the VAT rate on goods sales is adjusted to 13%.

If it is more likely than not that some or all of the deferred tax assets will not be realized, we will provide for valuation allowances based on available evidence. As of December 31, 2020, the subsidiaries of the Company in PRC had net operating loss carry forwards of $8,337,247, of which $605, $16,381, $1,948, $6,483,968 and $1,834,345 will expire in 2021, 2022, 2023, 2024 and 2025 respectively.

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

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible for tax purposes. As a result, we recognized a valuation allowance against tax loss carry forwards for continuing operations of $11.5 million and $11.0 million as of December 31, 2019 and 2020, respectively.

In 2020, we had overseas operations in the jurisdiction of the United States, Canada, BVI, Republic of Romania, the United Kingdom, Poland, Hungary, Spain, France. The corporate income tax rates in these jurisdictions range from 0% to 28%.

Non-GAAP Financial Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we use EBITDA, EBITDA margin, adjusted EBITDA, adjusted EBITDA margin, and non-GAAP net income/(loss) attributed to the Company, each a non-GAAP financial measures as described below, to understand and evaluate our core operating performance. These non-GAAP financial measures, which may differ from similarly titled measures used by other companies, are presented to enhance investors’ overall understanding of our financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP.

EBITDA is defined as net income or loss before interest, taxes, depreciation and amortization. EBITDA margin is defined as EBITDA as a percentage of revenues. We believe that EBITDA and EBITDA margin provide useful information to investors and others in understanding and evaluating our operating results. Adjusted EBITDA represents EBITDA plus discount of electricity subsidy in China, plus share-based compensation, plus bad debt provision, plus impairment of long-lived assets, plus one-time penalty of postponed payables, plus one-time OCI settlement, plus loss/(gain) on disposal of assets, plus foreign exchange loss/(gain).

Non-GAAP net income/(loss) attributable to the Company represents GAAP net income/(loss) attributed to ReneSola Power plus discount of electricity subsidy in China, plus share-based compensation, plus bad debt provision, plus impairment of long-lived assets, plus one-time penalty of postponed payables, plus one-time OCI settlement, plus loss/(gain) on disposal of assets, plus foreign exchange loss/(gain).

These non-GAAP financial measures eliminate the impact of items that we do not consider indicative of the performance of our business. While we believe that these non-GAAP financial measures are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute for the related financial information prepared in accordance with U.S. GAAP.

The tables below present reconciliations of EBITDA, adjusted EBITDA and non-GAAP net income/(loss) attributable to the Company, for the periods indicated.

	Years ended December 31,
	2019	2020
	(In thousands)
Net Income	$(11,680)	$2,156
Add: Income tax expenses	1,105	163
Add: Interest expenses, net off interest income	8,337	5,230
Add: Depreciation & Amortization	7,796	7,341
EBITDA	5,558	14,890
Add: Discount of electricity subsidy in china	2,860	971
Add: Share based compensation	349	369
Add: Bad debt provision of receivables	6,982	7,021
Add: Impairment of long-lived assets	6,880	1,432
Add: Penalty of postponed property, plant and equipment payable	281	-
Add: Loss on OCI settlement	-	7,500
Add: Cancellation of project assets	6,435	1,461
Add: Loss on disposal of property, plant and equipment	3,908	768
Add: Foreign exchange loss/(gain)	1,274	(769)
Less: Gains on disposal of property, plant and equipment	(302)	(16,278)
Less: Interest income of discounted electricity subsidy in china	(589)	(954)
Adjusted EBITDA	$33,636	$16,411

	Years ended December 31,
	2019	2020
	(In thousands)
Reconciliation of operating income
GAAP operating income	$(964)	$6,780
Add: Discount of electricity subsidy in china	2,860	971
Add: Share based compensation	349	369
Add: Bad debt provision of receivables	6,982	7,021
Add: Impairment of long-lived assets	6,880	1,432
Add: Penalty payables	281	-
Add: Loss on OCI settlement	-	7,500
Add: Cancellation of project assets	6,435	1,461
Add: Loss on disposal of property, plant and equipment	3,908	768
Less: Gains on disposal of property, plant and equipment	(302)	(16,278)
Non-GAAP operating income	$26,429	$10,024

	Years ended December 31,
	2019	2020
	(In thousands)
Reconciliation of net income attributed to ReneSola Ltd
GAAP net income attributable to ReneSola Ltd	$(8,831)	$2,779
Add: Subsidy discount	1,712	581
Add: Share based compensation	349	369
Add: Allowance of doubtful accounts	6,982	6,895
Add: Impairment of long-lived assets	4,119	1,223
Add: Penalty payables	281	-
Add: Loss on OCI settlement	-	7,500
Add: Cancellation of project assets	6,435	1,461
Add: Loss on disposal of property, plant and equipment	2,340	460
Add: Foreign exchange loss/(gain)	1,274	(769)
Less: Gain on disposal of property, plant and equipment	(181)	(16,179)
Less: Interest income on subsidy discount	(353)	(571)
Non-GAAP income attributed to ReneSola Ltd	$14,127	$3,749

Critical Accounting Estimates

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Information about critical estimates that have the most significant effect on the amounts recognized in the consolidated financial statements included the following:

Revenue recognition

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

For EPC services, the Company provides a limited assurance only warranty for the modules, materials and construction part of the power plants. Although the Company subcontracts the construction to third party developers and purchase the raw materials and modules from third party suppliers, the Company is the primary obligor for the limited warranties such as solar module product warranty for a period of five to ten years, warranties for defects in engineering design, installation, workmanship for a period of one to two years and recorded as a liability in the Consolidated Balance Sheets. Nevertheless, the Company has a legally enforceable right to recover these warranties from the subcontractor and suppliers as these parties have contracted with the Company to assume these warranty obligations, and that the Company will also record receivables in the Consolidated Balance Sheets for expected reimbursement in amounts that the Company believe are probable. EPC warranty expenses and expected recovery amounts related to warranties are recorded net of expense in the Consolidated Statement of Operations on the basis that the amounts provided by the subcontractor and suppliers are a reimbursement of our costs. As of December 31, 2019 and 2020, the related liabilities and receivables are not material, and the related expenses for the three years ended December 31, 2018, 2019 and 2020 are not material.

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

The following table sets forth a summary, for the periods indicated, of our consolidated results of operations with each item expressed.

	Year ended December 31,
	2018	2019	2020
Net revenues:
Solar power project development	$48,784,766	$90,096,551	$49,160,215
Electricity generation revenue	29,257,928	28,712,942	23,547,162
EPC services	18,544,164	69,751	-
Other	319,477	237,780	795,506
Total net revenues	96,906,335	119,117,024	73,502,883
Cost of revenues	(68,836,588)	(84,890,976)	(56,817,101)
Gross profit	28,069,747	34,226,048	16,685,782

Operating (expenses)/income:
Sales and marketing	(885,803)	(750,461)	(433,121)
General and administrative	(10,199,524)	(15,757,147)	(14,512,631)
Other operating (expenses)/income	(1,452,532)	(11,802,629)	6,472,463
Impairment loss of assets	-	(6,880,115)	(1,432,296)
Total operating expenses	(12,537,859)	(35,190,352)	(9,905,585)

Income/(loss) from operations	15,531,888	(964,304)	6,780,197

Non-operating (expenses)/income:
Interest income	193,552	822,915	975,719
Interest expense	(8,703,904)	(9,159,818)	(6,206,076)
Foreign exchange (losses)/gains	(2,460,812)	(1,273,899)	769,183
Other income	346,965	-	-
Total non-operating expenses	(10,624,199)	(9,610,802)	(4,461,174)

Income/(loss) before income tax	4,907,689	(10,575,106)	2,319,023
Income tax benefit/(expense)	188,791	(1,105,049)	(163,036)

Income/(loss), net of tax	5,096,480	(11,680,155)	2,155,987
Less: Net income/(loss) attributed to non-controlling interests	3,336,769	(2,848,932)	(622,668)
Net income/(loss) attributed to ReneSola Ltd	$1,759,711	$(8,831,223)	$2,778,655

Income/(loss) attributed to ReneSola Ltd per ADS
Basic	$0.05	$(0.22)	$0.06
Diluted	$0.05	$(0.22)	$0.06

Weighted average number of ADS used in computing income/(loss) per ADS*
Basic	38,075,293	40,595,551	49,166,354
Diluted	38,075,293	40,595,551	49,788,422

*Each ADS represents 10 ordinary shares.

	Year ended December 31,
	2018	2019	2020
Net income/(loss)	$5,096,480	$(11,680,155)	$2,155,987
Other comprehensive (loss)/income, net of tax of nil:
Foreign currency translation adjustment	(2,541,550)	226,014	1,208,482
Other comprehensive (loss)/income	(2,541,550)	226,014	1,208,482
Comprehensive income/(loss)	2,554,930	(11,454,141)	3,364,469
Less: Comprehensive income/(loss) attributed to noncontrolling interests	3,050,313	(4,257,484)	1,292,169
Comprehensive (loss)/income attributed to ReneSola Ltd	$(495,383)	$(7,196,657)	$2,072,300

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Net Revenue. Our net revenue decreased from $119.1 million in 2019 to $73.5 million in 2020 primarily due to (i) the decrease of the revenue from our solar power project development of $40.9 million, mainly as a result of the increase of the delayed timing of project sales in Hungary and Spain and a strategic shift from COD sales to NTP/RTB sales and (ii) the decrease of the revenue from electricity generation revenue of $5.2 million which resulted from the sale of certain DG projects in China.

Cost of Revenue. Our cost of revenue decreased from $84.9 million in 2019 to $56.8 million in 2020. Our cost of revenue associated with solar power project development is relatively higher than the cost of revenue of electricity generation. The decrease of our cost of revenue is aligned with the decreased percentage of solar power project development revenue in our total net revenue.

Gross Profit. Gross profit for 2020 was $16.7 million, compared to a gross profit of $34.2 million in 2019. We were able to maintain a relatively stable gross margin of 22.7% for 2020, compared to a gross margin of 28.7% in 2019.

Sales and Marketing Expenses. Sales and marketing expenses decreased from $0.8 million in 2019 to $0.4 million in 2020 which was aligned with our cost saving strategy.

General and Administrative Expenses. General and administrative expenses for continuing operations decreased from $15.7 million in 2019 to $14.5 million in 2020 which was aligned with our cost saving strategy.

Other Operating (Expenses)/income. Other operating expenses was $11.8 million in 2019 and other operating income was $6.5 million in 2020. Our other operating income/expenses consisted primarily of discount charges of long-term receivables, compensation income and expenses, and disposal gain or loss of projects assets and property, plant and equipment. The other operating income in 2020 mainly comprised of (i) disposal gain of property, plant and equipment of $15.4 million in Romania and (ii) joint settlement payable loss of $7.5 million which owes by the Related Party, ReneSola Singapore and the Company has joint responsibility on the settlement. ..

Impairment Loss of Assets. Impairment loss on assets was $1.4 million in 2020 and 6.9 million in 2019, primarily because we adjusted the net asset value of a solar power plant in China that we are expected to be consummated in the next year.

Interest Income and Expenses. Our interest income increased from $0.8 million in 2019 to $1.0 million in 2020, primarily due to the recognition of the discounted interest income on receivables from feed-in tariff(s) (FIT) for electricity sold. Our interest expenses decreased from $9.2 million in 2019 to $6.2 million in 2020, primarily due to the decreased average outstanding principal in 2020.

Foreign Exchange (Losses)/gains. Foreign exchange gain was $0.8 million in 2020 and foreign exchange loss was $1.3 million in 2019, primarily due to the depreciation of USD in 2020.

Income Tax Expense. Income tax expense decreased from $1.1 million in 2019 to $0.2 million in 2020. The income tax expense in 2020 mainly resulted from the taxable income from the power projects sold in Hungary.

Net Income (Loss). As a result of the foregoing, we had a net income of $2.2 million in 2020, compared to a net loss of $11.7 million in 2019.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Net Revenue. Our net revenue increased from $96.9 million in 2018 to $119.1 million in 2019 primarily due to (i) the increase of the revenue from our solar power project development of $41.3 million, mainly as a result of the increase of our sales of project assets in Poland and Hungary; (ii) the decrease of the revenue from our EPC services of $18.5 million because of a change of our business strategy to deemphasize our EPC services segment going forward and (iii)The decrease of the revenue from electricity generation revenue of $0.6 million which resulted from the sale of certain DG projects in China.

Cost of Revenue. Our cost of revenue increased from $68.8 million in 2018 to $84.9 million in 2019. Our cost of revenue associated with solar power project development is relatively higher than the cost of revenue of electricity generation. The increase of our cost of revenue is aligned with the increased percentage of solar power project development revenue in our total net revenue.

Gross Profit. Gross profit for 2019 was $34.2 million, compared to a gross profit of $28.1 million in 2018. We were able to maintain a relatively stable gross margin of 28.7% for 2019, compared to a gross margin of 29.0% in 2018.

Sales and Marketing Expenses. Sales and marketing expenses decreased from $0.9 million in 2018 to $0.8 million in 2019 which was aligned with our cost saving strategy.

General and Administrative Expenses. General and administrative expenses increased from $10.2 million in 2018 to $15.7 million in 2019, primarily due to the increase of bad debt allowance of $7.0 million provided in 2019 for certain customers which the Company deemed there was a credit risk of such balances, and partially offset by the decrease of other general and administrative expenses which was aligned with our cost saving strategy.

Other Operating Expenses. Other operating expenses increased from $1.5 million in 2018 to $11.8 million in 2019. Our other operating income/expenses consisted primarily of discount charges of long-term receivables, compensation income and expenses, and disposal gain or loss of projects assets and property, plant and equipment. The increase in our other operating expenses was mainly due to (i) cancellation loss of project assets of $6.4 million in U.S. and (ii) increased loss on disposal of property, plant and equipment of $3.9 million in China.

Impairment loss of assets. Impairment loss on assets was $6.9 million in 2019 and nil in 2018, primarily because we adjusted the net asset value of a solar power plant in China that we sold in 2019.

Interest Income and Expenses. Our interest income increased from $0.2 million in 2018 to $0.8 million in 2019, primarily due to the recognition of the discounted interest income on receivables from feed-in tariff(s) (FIT) for electricity sold. Our interest expenses increased from $8.7 million in 2018 to $9.2 million in 2019, primarily due to the increased average outstanding principal in 2019.

Foreign Exchange Losses. Foreign exchange loss decreased from $2.5 million in 2018, to $1.3 million in 2019, primarily due to a loan borrowed by our Poland subsidiary in Euro and the subsequent depreciation of the Polish złoty in 2018. The loan was repaid in 2019.

Income Tax Benefit (Expense). We had income tax expense of $1.1 million in 2019, compared to an income tax benefit of $0.2 million in 2018. The income tax expense in 2019 mainly resulted from the taxable income from the power projects sold in Poland and Hungary.

Net Income (Loss). As a result of the foregoing, we had a net loss of $11.7 million in 2019, compared to a net income of $5.1 million in 2018.

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

Liquidity and Capital Resources

In September 2017, we completed a non-cash restructuring following which, among other things, substantially all of the assets and liabilities related to our manufacturing businesses, including polysilicon, solar wafer, solar cell and solar module manufacturing, as well as the LED distribution business were transferred into ReneSola Singapore Pte. Ltd. Upon the closing of this restructuring, all the issued shares of ReneSola Singapore Pte. Ltd. were transferred to Mr. Xianshou Li, our previous chairman and previous chief executive officer. As a result, bank borrowings in excess of RMB3 billion ($461 million) related to the transferred businesses will no longer be consolidated on our balance sheet as all have been assumed by the buyer, ReneSola Singapore Pte. Ltd. agreed to cancel approximately $217.4 million of accounts and other payable owed by us and we issued 180 million ordinary shares to ReneSola Singapore Pte. Ltd. As of December 31, 2020, our debt-to-asset ratio, which is total liabilities divided by total assets, was improved and decreased to 45.5% from 57.0% as of December 31, 2018.

For the year ended December 31, 2020, we had generated negative operating cash flow of $10.0 million, positive working capital of $48.4 million and income from operations of $6.8 million and we repaid our short-term borrowings of $26.2 million in February 2021. We believe that our cash and cash equivalents, project assets, and continued support from financial institutions, fund investors and financing lease companies, in the form of renewed and additional short-term or long-term financings (including development loans, construction loans and project financings) and equity contribution, will be sufficient to meet our working capital and capital expenditure needs that will arise in 2021 and will be sufficient for the next 12 months from filing date of this annual report. We intend to continue to carefully execute our operating plans and manage credit and market risk. However, if our financial results or operating plans change from our current assumptions, our liquidity could be negatively impacted.

As part of our financing policy, we expect to continue to finance our liquidity needs mainly with cash flows from our operating activities. We continuously evaluate opportunities to pursue acquisitions or engage in strategic transactions. We expect to finance any significant future transaction with a combination of cash, long-term indebtedness and the issuance of shares of our company. As of December 31, 2020, significant components of our working capital were as follows:

•	Our total current assets were $136.7 million, including cash and cash equivalents of $40.6 million.

•	We had current project assets of $25.0 million in our late stage projects under development. Although we believe we will be able to sell such project assets at a profit, if we are unable to sell these project assets at reasonable prices in the near term, our liquidity may be negatively affected.

•	Our current liabilities as of December 31, 2020 included short-term bank borrowings of $32.0.

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

Borrowings

Short-term Borrowings

As of December 31, 2020, we had outstanding short-term borrowings of $32.0 million. We have maintained our level of short-term bank borrowings to meet our working capital requirements for capital expenditures or other corporate uses, and we have not experienced any financial difficulty with respect to any repayment of our borrowings.

Bond payable

In July 2020, the Company’s Luxembourg subsidiary issued a bond to an investor in France for the purpose of financing the Company’s PV plant projects in Poland totaling Euro 10.6 million ($13.1 million). The bond has a maturity date in November 2021. The balance of the bond as of December 31, 2020 was Euro 7.4 million ($9.0 million).

Interest rates are fixed for the bond payable. The weighted average interest rate of bond payable in the year ended December 31, 2020 was 5%.

Long-term Borrowings and Other Liabilities

As of December 31, 2019 and 2020, we had outstanding long-term borrowings with remaining terms of more than one year of $3.4 million and nil, respectively. The long-term financing set forth below are the arrangements that we believe are important to our operation and business.

Interest rates are fixed for the term loans. The weighted average interest rate of term loans was 5.86%, 4.57% and 4.57% in the years ended December 31, 2018, 2019 and 2020, respectively.

Guarantees

As of December 31, 2019, short-term borrowings of $7.2 million, bond payable of $2.5 million and long-term borrowings of $32.0 million including current portion of $28.6 million were jointly guaranteed by the Company and its subsidiaries.

As of December 31, 2020, short-term borrowings of $32.0 million, bond payable of $9.0 million were jointly guaranteed by the Company and its subsidiaries.

The short-term borrowings of $32.0 million and bond payable of $9.0 million were also secured by all of the Company’s estate, right, title and interest and pledged by the shares or ownership interests of the Company and its subsidiaries, accounts receivable and VAT account of the Company and its subsidiaries.

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

Through two “at-the-market” equity offering programs and multiple registered direct placements, the Company issued 99,285,640 ordinary shares in 2020. The number of total issued shares of the Company as of December 31, 2020 was 582,258,622, of which 572,484,072 ordinary shares are currently outstanding.

Other than those mentioned above, in 2018, 2019 and 2020, we did not issue any other securities.

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

Cash Flows and Working Capital

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2018	2019	2020
	(in thousands)
Net cash (used in)/provided by operating activities	(51,086)	55,914	(10,033)
Net cash (used in)/provided by investing activities	(40,400)	(1,597)	(3,387)
Net cash provided by/(used in) financing activities	85,825	(39,306)	30,177
Effect of exchange rate changes	1,258	1,087	(722)
Net (decrease)/increase in cash and cash equivalents and restricted cash	(4,403)	16,098	16,033
Cash and cash equivalents and restricted cash, at the beginning of the year	13,429	9,026	24,697
Less: Cash and cash equivalents and restricted cash reclassified as assets held for sale	-	427	54
Cash and cash equivalents and restricted cash, at the end of the year	$9,026	$24,697	$40,676

Operating Activities

Net cash used in operating activities in 2020 was $10.0 million, primarily resulting from (i) gains on disposal of project assets and property, plant and equipment of $16.3 million; (ii) deferred tax provision of $0.3 million and (iii) increase in working capital of $14.0 million, partially offset by (i) net income of $2.2 million; (ii) depreciation of $7.3 million; (iii) write off of current assets of $0.4 million; (iv) share-based compensation of $0.4 million; (v) bad debt allowance of $6.7 million; (vi) impairment loss of assets of $1.4 million; (vii) cancellation loss of project assets of $1.5 million and (viii) loss on disposal of project assets and property, plant and equipment of $0.8 million.

Net cash provided by operating activities in 2019 was $55.9 million, primarily due to (i) decrease in working capital of $ 35.3 million; (ii) depreciation of $7.8 million; (iii) bad debt allowance of $7.0 million; (iv) impairment loss of assets of $6.9 million; (v) cancellation loss of project assets of $6.4 million; (vi) loss on disposal of project assets and property, plant and equipment of $3.9 million, partially offset by net loss from continuing operations of $11.7 million.

Net cash used in operating activities in 2018 was $51.1 million, primarily resulting from (i) net income from continuing operations of $5.1 million; (ii) depreciation of $8.4 million and (iii) share-based compensation of $0.4 million, partially offset by (i) gains on disposal of solar project of 0.3 million; (ii) increase in working capital of $63.6 million and deferred tax provision of $1.1 million.

Investing Activities

Net cash used in investing activities in 2020 was $3.4 million, primarily due to proceeds from disposal of property, plant and equipment of $7.5 million and repayment of loans from related parties of $1.2 million, partially offset by purchase of property, plant and equipment of $8.2 million and acquisition of business of $3.9 million.

Net cash used in investing activities in 2019 was $1.6 million for purchase of property, plant and equipment of $13.7 million, partially offset by proceeds from disposal of property, plant and equipment of $12.1 million.

Net cash used in investing activities in 2018 was $40.4 million and was for our purchase of property, plant and equipment.

Financing Activities

Net cash provided by financing activities in 2020 was $30.2 million, primarily comprising of (i) proceeds from banks and other third party borrowings of $10.0 million; (ii) proceeds from issuance of ordinary shares, less share issuance costs, of $41.5 million and (iii) proceeds from bonds of $8.4 million, partially offset by (i) repayment of banks and other third party borrowings of $19.2 million; (ii) repayment of bonds of $2.5 million; (iii) repayment of borrowings from related parties of $1.2 million, (iv) repayment of failed sale-lease back financing of $4.7 million, and (v) repayment of finance lease obligation of $2.2 million.

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

Net cash provided by financing activities in 2018 was $85.8 million, primarily comprising of (i) proceeds from banks and other third party borrowings of $60.0 million; (ii) contribution from non-controlling interest holders of subsidiaries of $30.3 million; (iii) proceeds from failed sale-lease back agreements of $24.9 million; and (iv) borrowing from related parties of $17.3 million, partially offset by (i) repayment of borrowings from related parties of $20.5 million, (ii) repayment of failed sale-lease back financing of $11.5 million, (iii) repayment of banks and other third party borrowings of $9.7 million, and (iv) repayment of finance lease obligation of $5.0 million.

As of December 31, 2019, our working capital was negative $6.3 million.. As of December 31, 2020, our working capital was $48.4 million.

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

Recent Accounting Pronouncements

Recently adopted accounting pronouncements

In 2016, the FASB issued ASU No. 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASC Topic 326”), which amends previously issued guidance regarding the impairment of financial instruments by creating an impairment model that is based on expected losses rather than incurred losses. The Company adopted this ASC Topic 326 on January 1, 2020 and the Company does not expect have a significant impact on unaudited interim condensed consolidated financial statements.

The Company’s trade receivable, receivables of installment payments, deposits and other receivables are within the scope of ASC Topic 326. The Company has identified the relevant risk characteristics of its customers and the related receivables, prepayments, deposits and other receivables which include size, type of the services or the products the Company provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Company considers the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses. Other key factors that influence the expected credit loss analysis include customer demographics, payment terms offered in the normal course of business to customers, and industry-specific factors that could impact the Company’s receivables. Additionally, external data and macroeconomic factors are also considered. This is assessed at each quarter based on the Company’s specific facts and circumstances.

Recently issued accounting pronouncements

In December 2019, the FASB issued ASU 2019-12—Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This ASU provides an exception to the general methodology for calculating income taxes in an interim period when a year-to-date loss exceeds the anticipated loss for the year. This update also (1) requires an entity to recognize a franchise tax (or similar tax) that is partially based on income as an income-based tax and account for any incremental amount incurred as a non-income-based tax, (2) requires an entity to evaluate when a step-up in the tax basis of goodwill should be considered part of the business combination in which goodwill was originally recognized for accounting purposes and when it should be considered a separate transaction, and (3) requires that an entity reflect the effect of an enacted change in tax laws or rates in the annual effective tax rate computation in the interim period that includes the enactment date. The standard is effective for the Company for fiscal years beginning after December 15, 2020, with early adoption permitted. The Company does not expect the adoption of ASU 2019-12 to have a significant impact on the consolidated financial statements and associated disclosures.

C.	Research and Development, Patents and Licenses, Etc.—Intellectual Property

We rely primarily on trade secrets, employee contractual protections and other contractual restrictions to establish and protect our intellectual properties and proprietary rights. All of our personnel have entered into confidentiality agreements with us. These agreements address intellectual property protection issues and require our employees to assign to us all of the inventions, designs and technologies that they develop when utilizing our resources or when performing their employment-related duties. See “Item 3. Key Information—D. Risks Factors—Risks Related to Our Business—Our failure to protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights may be costly.”

We filed trademark registration applications with the PRC Trademark Office, UK Intellectual Property Office, European Union Intellectual Property Office, and United States Patent and Trademark Office. As of the date of this annual report, we have been granted the trademarks of “”in the PRC for Category 35, 40 and 42 under the International Classification of Trademarks and for Category 40 and 42 under the International Classification of Trademarks in US, UK, and Europe.

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2020 to December 31, 2020 that are reasonably likely to have a material adverse effect on our net revenue, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial conditions.

E.	Off-balance Sheet Arrangements

As of December 31, 2020, we did not have any off-balance sheet arrangements that had or were reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2020:

	Payments Due by Period
Contractual Obligations	Total	less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Short-term borrowings	31,981	31,981	-	-	-
Bond payable	9,035	9,035	-	-	-
Operating leases	41,191	2,594	4,000	3,644	30,953
Failed sale-lease back and finance lease liabilities, including current portion	52,060	8,097	26,749	12,959	4,255
Total	134,267	51,707	30,749	16,603	35,208

For information relating to our long-term loans, including their maturity profiles and provisions that accelerate repayment obligations, see “—B. Liquidity and Capital Resources.”

Other than the contractual obligations and commercial commitments set forth above, we did not have any long-term debt obligations, finance lease obligations, operating lease obligations, purchase obligations or other long-term liabilities as of December 31, 2020.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Yumin Liu	58	Chief Executive Officer
Martin Bloom	69	Independent Director
Tan Wee Seng	66	Independent Director
Julia Xu	49	Independent Director
Sam (Kaiheng) Feng	43	Director
Ke Chen	47	Chief Financial Officer and Director
Crystal (Xinhan) Li	27	Vice President of Investment and Director
Wade (Wenjun) Li	29	President of China Region and Director
Josef Kastner	57	CEO of Europe Projects
John Ewen	51	CEO of North America

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

Mr. Tan Wee Seng has been an independent director since April 2009. Mr. Tan is currently the chairman of the audit committee and a member of nominating and corporate governance committee. In addition, Mr. Tan is an independent non-executive director and chairman of audit committee of Xtep International Holdings Limited, an independent non-executive director and chairman of audit committee of Sa Sa International Holdings Limited, an independent non-executive director and the chairman of the remuneration committee and a member of the audit committee of Health and Happiness (H&H) International Holdings Limited, an independent non-executive director and the chairman of the audit committee of CIFI Holdings (Group) Co. Ltd., and an independent non-executive director and the chairman of the audit committee and remuneration committee and a member of the nomination committee of Shineroad International Holdings Limited, all of which are listed on the Main Board of Hong Kong Stock Exchange, as well as a director and the chairman of the finance & operation committee of Beijing City International School, an academic institution in Beijing. Mr. Tan has been an independent non-executive director for Sinopharm Group Company Limited from October 2014 to September 2020. Mr Tan has also been an independent director for 7 Days Group Holdings Limited listed on the NYSE from November 2009 until it was taken private in July 2013, and he was the chairman of the special committee for privatization from October 2012 to July 2013. Mr. Tan has over 30 years of experience in financial management, corporate finance, merger and acquisition, business management and strategy development. He has also held various management and senior management positions in a number of multinational corporations and China corporations. From 2003 to 2008, he was an executive director, the chief financial officer and the company secretary of Li Ning Company Limited, a company listed on the Main Board of Hong Kong Stock Exchange. From 1999 to 2002, he was the senior vice president of Reuters for China, Mongolia and North Korea regions, and the chief representative of Reuters in China. Prior to that, he served as the managing director of AFE Computer Services Limited, a Reuters subsidiary in Hong Kong mainly engaged in domestic equity and financial information services, a director of Infocast Pty Limited which was a Reuters subsidiary in Australia, and the regional finance manager of Reuters East Asia. Mr. Tan is a professional accountant and a fellow member of the Chartered Institute of Management Accountants in the United Kingdom, and the Hong Kong Institute of Directors.

Ms. Julia Xu has been an independent director since March 2016. Ms. Xu is currently the chairman of the nominating and corporate governance committee and a member of the audit committee and the compensation committee. Ms. Xu is the founder and currently the managing director of Oravida, a New Zealand-based group specializing in the branding and promotion of New Zealand’s premium food products primarily for the Chinese market. Prior to establishing Oravida in New Zealand, Ms. Xu was the chief financial officer of ReneSola Power from April 2010 to June 2011 and the vice president of international corporate finance and corporate communications of ReneSola Power from March 2009 to March 2010. Ms. Xu has extensive financial markets experience, including earlier roles at Deutsche Bank Hong Kong, Bankers Trust and Lehman Brothers. Ms. Xu obtained her bachelor’s degree in biology from Cornell University in 1995 and received her MBA from Johnson School of Management of Cornell University in 2004.

Mr. Ke Chen has been our director since October 2019 and our chief financial officer since November 2019. Mr. Chen is a Director at Shah Capital. He has over 13 years of experience in the global capital markets, including investing in solar industry globally. Ke will bring both capital market insight and strategic expertise to the ReneSola Power Board in his role as a director and our chief financial officer. Prior to joining Shah Capital, Ke worked in the pharmaceutical and biotech industries, and was an inventor who holds four patents. Ke holds an MBA from the Kenan-Flagler Business School at UNC Chapel Hill. He also holds an M.S. in Chemistry from the University of Florida and earned a B.S. from the University of Science and Technology of China.

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

Ms. Crystal (Xinhan) Li has been our director since October 2019 and was appointed as vice president of investment in November 2019. Ms. Li joined ReneSola Power Holdings LLC in 2017, focusing on the Company’s project development efforts and collaborating closely with the M&A team in the U.S. Ms. Li is leading the effort in evaluating all new project opportunities (including potential M&A opportunities), analyzing investment environments and managing the Company’s current project portfolio across different geographies. She brings extensive experience in strategy development, project management, risk analysis, and structuring complex financial transactions. Additionally, she offers new insights into ReneSola Power’s business and growth strategy. Ms. Li holds a bachelor’s degree in Economics from New York University.

Mr. Wade (Wenjun) Li has been our director since October 2019. Mr. Li was appointed as the president of China region in July 2019. Mr. Li joined ReneSola Power Group in 2014. He later served as regional general manager of eastern China from 2015 to 2017, and was promoted to general manager in 2018. He made significant contributions to the Company’s focus on the China DG market. He holds a bachelor’s degree in Arts from ZheJiang University City College (ZUCC). Mr. Li brings valuable experience in business strategy, investment strategy and project development to the ReneSola Power Board in his role as a director.

Executive Officers

Mr. Yumin Liu has been our Chief Executive Officer since December 2019. Mr. Liu brings to ReneSola Power more than 20 years of experience in energy management, power generation and solar technology. Most recently, Mr. Liu served as Vice President of the EMEA region at Canadian Solar, a leading global manufacturer of solar photovoltaic modules and provider of solar energy solutions. Previously, Mr. Liu was the President of Recurrent Energy, a U.S. subsidiary of Canadian Solar and also a leading solar developer in the U.S. He spearheaded market development in the U.S. and project development across various international markets and had full P&L responsibility for the EMEA region as well as for Recurrent Energy. Prior to Canadian Solar, Mr. Liu served as President at GCL Solar Energy, one of the largest polysilicon and wafer producers in the world. Mr. Liu held various senior leadership positions at GCL, including the management of solar project development activities in overseas markets. Mr. Liu holds a master’s degree in International Commerce from University of Kentucky, and both M.S. and B.S. degrees in Mechanical Engineering from Northeast University in Shenyang, China.

Mr. John Ewen has been our CEO of North America since July 2019. Mr. Ewen joined the Company in April 2018 as Director of Corporate Finance and M&A. He brings 20 years of experience across capital markets, investment, complex financial transactions, and private equity in clean technology and renewable energy. Prior to joining ReneSola Power, John worked with OneRoof Energy Inc., RNK Capital, Ardour Capital Investments, and Bank von Ernst AG (Terra Trust AG). John holds a Master of Science in geology and geophysics from The Ohio State University and Bachelor of Science from Cornell University.

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

B.	Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2020, an aggregate of approximately $1.5 million in cash was paid to our executive officers and directors. In 2020, we set aside or accrued a total amount of $0.1 million to provide pension, retirement or similar benefits.

Share Incentive Plan

Our board of directors adopted our 2007 share incentive plan in September 2007, which was amended in January 2009, August 2010, August 2012, August 2016, January 2018, April 2018, and December 2020, to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentive to employees, directors and consultants and promote the success of our business. We have reserved 22,500,000 shares for issuance under our 2020 share incentive plan. As of March 31, 2021, we had an outstanding award of 7,304,020 shares, excluding awards forfeited pursuant to the terms of our 2007 share incentive plan and the exercised options, and 9,566,100 shares available for future grants.

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

Amendment, Modification, and Termination of Plan. With the approval of the Board, at any time and from time to time, the Committee may terminate, amend or modify the Plan; provided, however, that (a) to the extent necessary and desirable to comply with Applicable Laws, or stock exchange rules, the Company shall obtain shareholder approval of any Plan amendment in such a manner and to such a degree as required, and (b) shareholder approval is required for any amendment to the Plan that (i) increases the number of Shares available under the Plan (other than any adjustment as provided by Article 8), (ii) permits the Committee to grant Options with an exercise price that is below Fair Market Value on the date of grant, (iii) permits the Committee to extend the expiration date of the Plan, (iv) permits the Committee to extend the exercise period for an Option beyond ten years from the date of grant, or (v) results in a material increase in benefits or a change in eligibility requirements.

Share Options

As of March 31, 2021, we had outstanding options to purchase 7,304,020 shares.

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

On August 8, 2012, our board of directors approved an adjustment to the exercise price of options to purchase an aggregate amount of 5,386,600 shares, previously granted under our 2007 share incentive plan, to a new exercise price of $7.35 per ADS (or $1.47 per ADS prior to the ADS Ratio Change). In addition, on December 31, 2013, our board of directors authorized our chief executive officer to determine the option grant date and exercise price under the 2007 share incentive plan. As a result, the exercise price of certain options granted between August 8, 2012 and December 31, 2013 to purchase an aggregate amount of 950,000 shares were adjusted to $7.35 per ADS. The exercise price of our options in the amount of 2,590,000 shares to be granted on or after January 1, 2014 was set at $7.35 per ADS. From November 2017, the company decided to set the exercise price of our options same as the market price of the grant date for each grant. The following table summarizes, as of March 31, 2021, the outstanding options, excluding options forfeited pursuant to the terms of our 2007 share incentive plan and the options that were exercised on or prior to March 31, 2021, that we granted to our directors and officers and to other individuals as a group under our 2007 share incentive plan.

Name	Shares Underlying Outstanding Options	Exercise Price ($/Share)	Grant Date	Expiration Date
Xianshou Li*	833,340	$0.256	April 1, 2018	April 1, 2021
Martin Bloom	53,340	$0.256	April 1, 2018	April 1, 2021
Tan Wee Seng	100,000	$0.256	April 1, 2018	April 1, 2021
Julia Xu	34,000	$0.256	April 1, 2018	April 1, 2021
Martin Bloom	200,000	0.300	December 21,2020	December 21,2021
Tan Wee Seng	200,000	0.300	December 21,2020	December 21,2021
Julia Xu	300,000	0.300	December 21,2020	December 21,2021
John Ewen	200,000	$0.108	July 31, 2019	July 31, 2021
Yumin Liu	5,000,000	0.150	December 5, 2019	December 5, 2021
All directors and executive officers as a group	6,920,680
Other individuals as a group	100,000	$0.735	November 30, 2007	November 30, 2019
	250,000	$0.735	September 17 2012	September 17, 2019
	25,000	$0.735	June 30, 2014	June 30, 2019
	66,660	$0.266	January 1, 2018	January 1, 2021

* Mr. Xianshou Li was our previous chairman and previous chief executive officer.

Restricted Share Units

As of March 31, 2021, we had nil restricted shares units outstanding.

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

Terms of Directors and Officers

Our officers are appointed by and serve at the discretion of the board of directors. At each annual general meeting, one-third of our directors then existing, or if their number is not a multiple of three, then the number nearest to and not exceeding one-third, will be subject to re-election. The directors to retire by rotation shall be those who are longest in office since their election, or by lot should they be of the same seniority. Mr. Wee Seng Tan and Mr. Martin Bloom were re-elected as directors at 2020 annual general meeting. On the assumption that no other director wishes to retire from office at the annual general meetings, Ms. Julia Xu, Mr. Sam (Kaiheng) Feng, Mr. Ke Chen, Ms. Crystal (Xinhan) Li and Mr. Wade (Wenjun) Li, two directors decided by lot will be subject to re-election each year respectively at 2021 annual general meeting and 2022 annual general meeting. We have not entered into any service contracts with the directors providing them with severance benefits upon termination of their terms with us.

Our directors have entered into appointment contracts with us and we are not aware any terms which provide for benefits upon termination of appointment, or any appropriate negative statement.

D.	Employees

As of December 31, 2020, we had 147 full-time employees, including 66 in management and supporting, 25 in project development, 18 in technical and operation and 38 in operations and maintenance. 25 employees located in the United States, Canada, and 41 employees located in Europe, like Austria, United Kingdom, France, Spain, Germany, Poland, Hungary, and other countries; 81 employees are located in China

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our shares as of March 31, 2021 by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our shares.

Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act, and includes voting or investment power with respect to the securities.

	Shares Beneficially Owned
	Number	%(1)
Directors and Executive Officers:
Martin Bloom	*	*
Tan Wee Seng	*	*
Julia Xu	*	*
Ke Chen	-	-
Sam (Kaiheng) Feng	-	-
Wade (Wenjun) Li	-	-
Crystal (Xinhan) Li (4)	23,266,229	3.3%
Yumin Liu	*	*
Josef Kastner	-	-
John Ewen	-	-
All Directors and Executive Officers as a Group	25,953,569	3.7%

Principal Shareholders:
Xianshou Li (2)	181,183,340	26.0%
ReneSola Singapore Pte Ltd.(3)	180,000,000	25.8%
Champion Era Enterprises Limited (4)	23,266,229	3.3%
Shah Capital Management, Inc.(5)	115,736,500	16.6%
Shah Capital Opportunity Fund LP (5)	111,600,000	16.0%
Himanshu H. Shah (5)	116,140,200	16.7%
Invesco Ltd. (6)	64,980,560	9.3%
Zhengmin Lian (7)	204,401,325	29.3%

*	Less than 1% of the total number of our shares outstanding as of March 31, 2021.

(1)	Percentage of beneficial ownership of each listed person is based on 697,484,072 shares outstanding (excluding number of shares reserved for future exercise or vest of our awards under our share incentive plan) as of March 31, 2021, as well as the shares that such person has the right to acquire by option or other agreement within 60 days after March 31, 2021.

(2)	Consists of 180,000,000 shares held by ReneSola Singapore Pte Ltd., 833,340 shares issuable upon exercise of options held by Mr. Li, within 60 days after March 31, 2021, and 350,000 shares issuable upon exercise of options held by Ms. Xiahe Lian, the wife of Mr. Li within 60 days after March 31, 2021. Descriptions of Mr. Li’s relationship with ReneSola Singapore Pte Ltd. are set forth in the notes (3) below

(3)	ReneSola Singapore Pte Ltd. is an exempt private company limited by shares incorporated with limited liability under the laws of Singapore and is wholly-owned by Mr. Xianshou Li, our previous chairman and previous chief executive officer. The address for ReneSola Singapore Pte Ltd. is located at 1 CleanTech Loop, #02-28 CleanTech One, Singapore (637141).

(4)	Champion Era Enterprises Limited is a British Virgin Islands company with its registered office at P.O. Box 957 Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands, is wholly owned by Chain Path Limited. Chain Path Limited is a company incorporated in the British Virgin Islands, which is wholly owned by LXS Family Trust established for the benefit of Mr. Li Xianshou’s family. Ms. Crystal (Xinhan) Li is the sole director of Champion Era Enterprises Limited.

(5)	The information was based on Schedule 13D jointly filed by Shah Capital Management, Inc., Shah Capital Opportunity Fund LP and Himanshu H. Shah on December 28, 2020. Shah Capital Management, Inc. is a North Carolina registered corporation. Shah Capital Opportunity Fund LP is a Delaware Limited Partnership and Himanshu H. Shah is a United States citizen. Himanshu H. Shah is the President and Chief Investment Officer of Shah Capital Management, Inc. and a managing member of Shah Capital Opportunity Fund LP.

(6)	The information was based on Schedule 13D filed by Invesco Ltd. on December 31, 2020. Invesco Capital Management LLC is a subsidiary of Invesco Ltd. and it advises the Invesco WilderHill Clean Energy ETF which owns 8.32% of the security reported herein. However, no one individual has greater than 5% economic ownership. The shareholders of the Fund have the right to receive or the power to direct the receipt of dividends and proceeds from the sale of securities listed above.

(7)	Consists of (i) 180,000,000 shares held by ReneSola Singapore Pte Ltd. (“ReneSola Singapore”), (ii) 23,266,229 shares held by Champion Era Enterprises Limited (“Champion”), (iii) 1,135,096 shares held by Dynasty Time Limited (“Dynasty”).

ReneSola Singapore, Champion and Dynasty each entered into an irrevocable voting agreement with Mr. Zhengmin Lian and authorized Mr. Zhengmin Lian to vote on behalf of them respectively, either vote its entire shareholding and a portion of it.

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

As of March 31, 2021, the number of our shares issued was 697,484,072, among which 6,812,120 shares represented by 681,212 ADSs were held by the depositary for the ADSs for future exercise or vest of our awards under our 2007 share incentive plan and 2,962,430 shares represented by 296,243 ADSs were held by the ADS Depositary, for potential at-the-market offering that we may conduct in the future. As of March 31, 2021, 400,234,010 of our shares were held as ADSs by the depositary for the ADSs. Other than the depositary, Shah Capital Opportunity Fund LP, and Invesco Ltd, we had no record shareholders in the United States as of March 31, 2021.

None of our shareholders had different voting rights from other shareholders as of the date of this annual report. We are currently not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

For certain information as of March 31, 2021 concerning the outstanding awards we have granted to our directors and executive officers individually pursuant to our share incentive plan, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Compensation of Directors and Executive Officers—Share Incentive Plan.” We are not aware of arrangements for involving the employees in the capital of the Company, including any arrangement that involves the issue or grant of options or shares or securities of the Company other than those described under “Item 6. Directors, Senior Management and Employees—B. Compensation—Compensation of Directors and Executive Officers—Share Incentive Plan.”.

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

Related party transactions

During the years ended December 31, 2018, 2019 and 2020, related party transactions with ReneSola Singapore Pte. Ltd. and its subsidiaries were as follows:

	Years ended December 31,
	2018	2019	2020
Purchase of modules from	$12,466,413	$2,534,750	$-
Receiving services	-	-	26,070
Rendering of service to	5,168,278	834,875	299,626
Borrowing from (1)	17,273,194	793,269	12,827
Acquire project companies from (2)	11,286,840	-	-

(1)	It represented the borrowings under a loan agreement between the Company (“borrower”) and ReneSola Singapore Pte. Ltd. (the “lender”). The lender grants to the borrower a loan in the principal amount of up to US$200 million with annual interest rate of 1%. There is no fixed repayment schedule of this loan. For such loans during 2020, total principal additions were $0.01 million.

(2)	In 2018, the Company acquired certain project companies from ReneSola Zhejiang Energy Co. Ltd. and ReneSola Jiangsu Ltd. for total cash consideration of $11.29 million for power generation purpose, which constituted an asset purchase. Total net assets of the companies acquired were $11.29 million.

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

Export Sales

See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Overview of Financial Results—Net Revenue—Geographical Distribution.”

Legal and Administrative Proceedings

OCI Company Ltd (“OCI”), a limited company incorporated under the laws of the Republic of Korea, commenced an arbitration proceeding against us and ReneSola Zhejiang Ltd on April 9, 2019 before the ICC International Court of Arbitration with Hong Kong as the arbitral seat, which is related to a supply agreement among OCI, ReneSola Zhejiang Ltd. and us (before our restructuring in 2017). On November 17, 2020, the arbitral tribunal rendered an arbitration award against us. We reached a settlement agreement with OCI on February 17, 2021 and agreed to pay US$ 7.5 million to OCI. We believe that, in accordance with the restructuring arrangements in 2017, the liabilities in relation to the dispute with OCI should be borne by ReneSola Singapore Pte. Ltd. and Mr. Xianshou Li. However, the management believes it is the best interest for us to settle with OCI first and then seek potential reimbursement.

Except the arbitration proceeding disclosed above, ReneSola Ltd. is not involved in any litigation or other legal proceedings that we believe would have a material adverse impact on our business or operations as of the date of this annual report. ReneSola Ltd. may from time to time be subject to various judicial or administrative proceedings arising in the ordinary course of our business. While ReneSola Ltd. do not expect the proceedings described above to have a material adverse effect on our financial position, results of operations or cash flows, the outcome of any proceedings is not determinable with certainty and negative outcomes may have a material adverse effect on us.

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

Our ADSs have been listed on the NYSE since January 29, 2008 and traded under the symbol “SOL.” For the period from January 29, 2008 to February 9, 2017, each of our ADS (prior to the ADS Ratio Change) represented two of our shares. On February 10, 2017, we executed the ADS Ratio Change. Effective from February 10, 2017, the number of our shares represented by each ADS has been changed from two shares to 10 shares. The market price for our ADSs has been highly volatile and subject to wide fluctuations that are not related to the operating performance of particular companies. In addition, the share prices of many renewable energy companies have experienced volatility that often has been unrelated to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, government shutdowns, interest rate changes, or international currency fluctuations, may cause the trading price of the notes and our common shares to be volatile.

From August 2020 through December 2020, we implemented two “at-the-market” (ATM) equity offering programs and sold about $5 million of our American Depositary Shares (ADS) in August and $10 million of ADS in December. In addition, we initiated multiple registered direct placements of ADS in 2020, through which we raised $5 million in September, $5 million in October and additional $20 million in December. The following table provides the high and low market prices for our ADSs on the NYSE, after giving effect to the ADS Ratio Change.

	Trading Price
	High	Low
	$	$
Quarterly Highs and Lows
First quarter of 2016	9.25	5.90
Second quarter of 2016	7.30	5.60
Third quarter of 2016	6.40	4.75
Fourth quarter of 2016	5.55	3.05
First quarter of 2017	3.55	2.20
Second quarter of 2017	2.92	2.31
Third quarter of 2017	2.87	2.12
Fourth quarter of 2017	3.76	2.23
First quarter of 2018	3.25	2.22
Second quarter of 2018	2.99	2.17
Third quarter of 2018	2.58	2.00
Fourth quarter of 2018	2.07	1.15
First quarter of 2019	2.11	1.16
Second quarter of 2019	1.75	1.25
Third quarter of 2019	2.08	0.86
Fourth quarter of 2019	1.77	1.24
First quarter of 2020	1.79	0.85
Second quarter of 2020	1.30	0.91
Third quarter of 2020	2.97	1.11
Fourth quarter of 2020	13.18	2.01
First quarter of 2021	35.68	8.6
Annual and Monthly Highs and Lows
2013	30.00	6.25
2014	22.25	6.05
2015	9.85	4.56
2016	9.25	3.05
2017	3.76	2.12
2018	3.25	1.15
2019	2.11	0.86
2020	13.18	0.85
2021
January	35.68	10.80
February	26.36	12.55
March	17.24	8.6

B.	Plan of Distribution

Not applicable.

C.	Markets

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

Our amended and restated memorandum and articles of association is filed as Exhibit 3.1 to Form F-3 registration statement filed with the SEC on January 15, 2021 (File Number 333-252137).

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

Our significant subsidiary, ReneSola New Energy S.à r.l. (the “Bonds Issuer”), entered into a bond subscription agreement (the “Bond Subscription Agreement”) with Eiffel Energy Transition Fund S.L.P. (the “Bonds Subscriber”) on July 21, 2020, which is filed as Exhibit 4.12 hereto. According to the Bond Subscription Agreement, ReneSola New Energy S.à r.l. intends to issue, from time to time, bonds, in registered form, denominated in euro and having a nominal value of one euro (EUR 1) each, up to an aggregate amount of ten million six hundred and forty thousand euros (EUR 10,640,000) divided in several tranches (the Bonds) for the purpose of providing bridge financing to the Issuer in connection with the funding of the construction costs, excluding VAT and internal development costs of nineteen (19) solar PV projects in Poland (the Projects) by seven (7) subsidiaries of the Issuer (the SPVs). As of the date of the Bond Subscription Agreement, Bonds Issuer agreed to issue and Bonds Subscriber agreed to subscribe from the Bonds Issuer for the purpose of establishing security pursuant to the Security Documents (as defined below), and the Parties to this Agreement appointed the Subscriber as a Pledge Administrator in accordance with article 4 point 4 of the Polish Act dated 6 December 1996 on the registered pledge and the register of pledges.

On December 22, 2020, ReneSola New Energy S.à r.l. (the “Seller”) entered into a sale purchase agreement (the “Sale Purchase Agreement”) in relation to 100% of the shares of Lucas EST S.R.L and Ecosfer Energy S.R.L (the “Targets”) with Solis Bond Company Designated Activity Company (the “Buyer”), which is filed as Exhibit 4.10 hereto. In accordance with the Sale Purchase Agreement, the Seller agreed to sell all the shares held by them in the Targets and the Buyer agreed to acquire all of those shares. Alternus Energy Group Plc acted as the guarantor for the transaction. On March 16, 2021, the relevant parties signed an amendment agreement, which is filed as Exhibit 4.11 hereto.

On February 17, 2021, we entered into a settlement agreement (the “Settlement Agreement”) with OCI in the wake of the ICC arbitration to address the rights and obligations between us, which is filed as Exhibit 4.13 hereto. For more background information about the dispute and arbitration proceeding, see “Item 8. Financial Information - A. Consolidated Statements and Other Financial Information - Legal and Administrative Proceedings.” According to the Settlement Agreement, we will pay an overall amount of US$7,500,00 (the “Settlement Sum”) to OCI in three instalments. In return for the on-schedule and full payment of the Settlement Sum, OCI has irrevocably and unconditionally released and discharged us from any and all claims and pledged not to commence legal proceedings against us in the future for the same claims.

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

OECD Common Reporting Standard Requirements regarding Tax Reporting

The OECD has adopted a “Common Reporting Standard” (CRS), which is intended to become an international standard for financial account reporting. The Government of the British Virgin Islands is a signatory to the multi-lateral competent authority agreement (MCAA) that will be adopted by all jurisdictions committing to the CRS (each a Reportable Jurisdiction). Other governments that have signed up to the CRS and the MCAA will implement local legislation. The first exchanges of information under this regime occurred in 2017. Under the Mutual Legal Assistance (Tax Matters) (Amendment) (No.2) Act, 2015, which implements the MCAA in the British Virgin Islands (the CRS Amendment Act) we are required to make an annual filing in respect of Shareholders who are resident in a Reportable Jurisdiction and who are not covered by one of the exemptions in the CRS Amendment Act. The MCAA and reporting obligations under the CRS Amendment Act are very similar to the UK IGA. The UK IGA has effectively been merged into the MCAA as of 2018. A list of Reportable Jurisdictions has been published by the BVI ITA.

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

Based on the market price of our ADSs, the value of our assets and the composition of our income and assets, we do not believe that we were a PFIC for our taxable year ended December 31, 2019, but there can be no assurances in this regard. The determination of PFIC status is based on an annual determination that cannot be made until after the close of each taxable year, involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn, and is subject to uncertainty in several respects. Accordingly, we cannot guarantee that the IRS will agree with any positions that we take or that we will not be treated as a PFIC for our taxable year ended December 31, 2020, the current taxable year or any future taxable year.

Changes in the composition of our income or composition of our assets may cause us to be or become a PFIC. The determination of whether we will be a PFIC for any taxable year may depend in part upon the value of our goodwill and other unbooked intangibles not reflected on our balance sheet (which may depend upon the market price of our ADSs or shares from time to time, which may fluctuate significantly) and also may be affected by how, and how quickly, we spend our liquid assets and the cash we generate from our operations and raise in any offering. In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization. Among other matters, if our market capitalization declines, we may be or become a PFIC for the current or future taxable years because our liquid assets and cash (which are for this purpose considered assets that produce passive income) may then represent a greater percentage of our overall assets. Further, while we believe our classification methodology and valuation approach are reasonable, it is possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our being or becoming a PFIC for our taxable year ended December 31, 2020, the current taxable year or one or more future taxable years.

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

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, inflation as measured by the consumer price index in China was 2.1%, 2.9% and 2.5% in 2018, 2019 and 2020, respectively.

Foreign Exchange Risk

Our sales in China are denominated in Renminbi, and our international sales are generally denominated in U.S. dollars, Euros, British pounds and other local currencies. Our costs and capital expenditures are largely denominated in Renminbi and foreign currencies, including U.S. dollars and Euros. Fluctuations in currency exchange rates could have a significant impact on our financial condition and results of operations, affect our gross and operating profit margins, and result in foreign exchange and operating gains or losses. For example, as of December 31, 2019 and 2020, we held $13.8 million and $20.6 million, respectively, in accounts receivable, including notes receivable, some of which were denominated in U.S. dollars. Had we converted all of our accounts receivable, including notes receivable, as of either date into Renminbi at an exchange rate of RMB6.5250 for $1.00, the exchange rate as of December 31, 2020, our accounts receivable would have been RMB90.0 million and RMB134.4 million as of December 31, 2019 and 2020, respectively.

Assuming that Renminbi depreciates by a rate of 10% to an exchange rate of RMB7.2500 we would record a gain in the fair value of our accounts receivable in Renminbi terms. A 10% depreciation of Renminbi would result in our holding Renminbi equivalents of RMB100.1 million and RMB149.4 million in accounts receivable as of December 31, 2019 and 2020, respectively. These amounts would therefore reflect a theoretical gain of RMB10.1 million and RMB15.0 million for our accounts receivable as of December 31, 2019 and 2020, respectively.

Assuming that Renminbi appreciates by a rate of 10% to an exchange rate of RMB5.9318, we would record a loss in the fair value of our accounts receivable in Renminbi terms. A 10% appreciation of Renminbi would result in our holding Renminbi equivalents of RMB81.9 million and RMB122.2 million in accounts receivable as of December 31, 2019 and 2020, respectively. These amounts would therefore reflect a theoretical loss of RMB8.1 million and RMB12.2 million for our accounts receivable as of December 31, 2019 and 2020, respectively.

This calculation model is based on multiplying our accounts receivable, which are held in U.S. dollars, by a smaller Renminbi equivalent amount resulting from an appreciation of Renminbi. This calculation model does not take into account optionality nor does it take into account the use of financial instruments.

We incurred foreign currency exchange losses of $2.5 million and $1.3 million in 2018 and 2019 and exchange gains of approximately $0.8 million in 2020. We have not used any derivative financial instruments to manage our foreign currency exchange risk exposure. Historically, we have not been exposed to material risks due to changes in foreign currency exchange risk; however, our future foreign currency exchange gains may decrease or foreign currency exchange losses may increase due to changes in foreign currency exchange rates. We are currently not engaged in any foreign currency exchange hedging activities.

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

	As of December 31,
	2018	2019	2020
	(in thousands)
100 basis point
increase in loss and decrease in equity	$1,480	$2,004	$1,070

A 100 basis point decrease would have had the equal but opposite effect to the amounts shown above, assuming all other variables remain constant.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

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

On November 21, 2019, the Company and Bank of New York Mellon reached an agreement to waive the annual depositary service fee for the holders of the Company’s ADSs. As a result, the owners and holders of the Company’s American Depositary Receipts are no longer obligated to pay the Annual depositary servicing fees. And starting from 2020, ReneSola Power makes an annual payment to BNYM for depositary services on behalf of its shareholders.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2020, our disclosure controls and procedures were effective.

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

Our management conducted an evaluation of the effectiveness of our company’s internal control over financial reporting as of December 31, 2020 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2020.

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2019 using criteria established in “Internal Control-Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Changes in Internal Control over Financial Reporting

As of December 31, 2020, based on an assessment performed by our management on the performance of certain remediation measures (specified below), we concluded that the material weakness in our internal control over financial reporting previously identified by us and our independent registered public accounting firm in connection with the audit of the effectiveness of internal control over financial reporting as of December 31, 2019 has been remediated.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness in our internal control over financial reporting identified as of December 31, 2019 was that we lacked sufficient accounting and financial reporting personnel with appropriate knowledge of U.S GAAP and SEC reporting requirements to formalize and carry out key controls over the financial reporting to properly address complex accounting issues and to prepare and review consolidated financial statements and related disclosures in accordance with U.S. GAAP and SEC financial reporting requirements.

We have implemented a number of remedial measures to address the material weakness, including (1) establishing clear roles and responsibilities for accounting and financial reporting staff to address accounting and financial reporting issues; (2) strengthening our financial reporting team by hiring additional personnel with experience in U.S. GAAP and SEC reporting from reputable accounting firms; (3) further increasing the accounting and SEC reporting acumen and accountability of our finance organization employees through training programs designed to enhance these employees’ competency with respect to U.S. GAAP and SEC reporting; (4) enhancing our monitoring controls over financial reporting, including additional review by our chief financial officer, and other senior finance staff over the application of U.S. GAAP accounting requirements, the selection and evaluation of U.S. GAAP accounting policies, critical accounting judgments and estimates, reporting and disclosures; (5) establishing related policies and procedures to support the operation of internal controls at the entity level and process level; and (6) strengthening our internal audit function by implemented the OA system for better control on our payment protocol and other office automation requirements.

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial report.

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

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Grant Thornton. Audit fee for Grant Thornton is $427,266 in 2020. We did not pay any other fees to our independent registered public accounting firm during the periods indicated below.

	For the Year Ended December 31,
	2019	2020
	(in thousands)
Audit fees(1)	$570	$427
Audit-related fees	36	—

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firms for the audit of our annual financial statements.

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

Not applicable.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of ReneSola are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document
1.1	Memorandum and Articles of Association, as amended (incorporated by reference to Exhibit 3.1 of Form F-3 registration statement filed with the Securities and Exchange Commission on January 15, 2021)[2]

2.1	Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 1 from our post-effective amendment No. 1 to Form F-6 registration statement (File No. 333-162257), as amended, initially filed with the Securities and Exchange Commission on August 24, 2011)

2.2	Registrant’s Specimen Certificate for Shares (incorporated by reference to Exhibit 4.2 from our Form F-1 registration statement (File No. 333-151315) filed with the Securities and Exchange Commission on May 30, 2008)

2.3	Form of Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated by reference to Exhibit 1 from our post-effective amendment No. 1 to the Form F-6 registration statement (File No. 333-162257) filed with the Securities and Exchange Commission on August 24, 2011)

2.4	Rights Agreement dated August 22, 2011 between the Registrant and The Bank of New York Mellon, as Rights Agent (incorporated by reference to Exhibit 4.1 of the Report of Foreign Private Issuer on Form 6-K (File No. 001-33911) filed with the Securities and Exchange Commission on August 22, 2011)

2.5	Standstill Agreement dated August 22, 2011 between the Registrant and Xianshou Li (incorporated by reference to Exhibit 4.2 of the Report of Foreign Private Issuer on Form 6-K (File No. 001-33911) filed with the Securities and Exchange Commission on August 22, 2011)

4.1	2007 Share Incentive Plan, amended and restated as of August 29, 2016 (incorporated by reference to Exhibit 10.1 of the post-effective amendment to our registration statement on Form S-8 (File No. 333-153647) filed with the Securities and Exchange Commission on August 29, 2016)

4.2	Form of Indemnification Agreement with the Registrant’s Directors (incorporated by reference to Exhibit 10.2 from our Form F-1 registration statement (File No. 333-151315) filed with the Securities and Exchange Commission on May 30, 2008)

4.3	English Translation of the Form of Employment Relationship Adjustment Agreement among ReneSola Shanghai Ltd., ReneSola Consulting (Shanghai) Co., Ltd. and our executive officers (incorporated by reference to Exhibit 4.3 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2018)

4.4	English translation of Service Agreement among ReneSola Shanghai Ltd. and its executive officers (incorporated by reference to Exhibit 4.4 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2018)

4.5	Form of Service Agreement between ReneSola Power Holdings, L.L.C and its executive officers (incorporated by reference to Exhibit 4.5 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2018)

4.6	Form of Service Agreement between ReneSola Engineering International GmbH and its executive officers (incorporated by reference to Exhibit 4.6 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2018)

4.7	Share Purchase and Subscription Agreement, dated September 25, 2017, by and among the Registrant, Mr. Xianshou Li, ReneSola Singapore Pte. Ltd. and other parties named therein (incorporated by reference to Exhibit 99.2 of the Report of Foreign Private Issuer on Form 6-K (File No. 001-33911) filed with the Securities and Exchange Commission on September 25, 2017)

4.8	Share Purchase Agreement by and between ReneSola Ltd and Shah Capital Opportunity Fund LP dated as of September 29, 2019 (incorporated by reference to Exhibit 99.2 of the Report of Foreign Private Issuer on Form 6-K (File No. 001-33911) filed with the Securities and Exchange Commission on October 3, 2019)

4.9	Investor Rights Agreement by and among ReneSola Ltd, Mr. Xianshou Li, ReneSola Singapore Pte. Ltd., Champion Era Enterprises Limited and Shah Capital Opportunity Fund LP dated as of October 2, 2019 (incorporated by reference to Exhibit 99.3 of the Report of Foreign Private Issuer on Form 6-K (File No. 001-33911) filed with the Securities and Exchange Commission on October 3, 2019)

4.10*	The Sale Purchase Agreement in relation to 100% of the Shares of Lucas EST S.R.L and Ecosfer Energy S.R,L dated December 22, 2020 among ReneSola New Energy S.à r.l., Solis Bond Company Designated Activity Company and Alternus Energy Group Plc# ##

4.11*	Amendment Agreement dated March 16, 2021 to the Sale Purchase Agreement in relation to 100% of the Shares of Lucas EST S.R.L and Ecosfer Energy S.R,L dated December 22, 2020 among ReneSola New Energy S.à r.l., Solis Bond Company Designated Activity Company and Alternus Energy Group Plc# ##

4.12*	The Bond Subscription Agreement dated July 21, 2020 between ReneSola New Energy S.à r.l. and Eiffel Energy Transition Fund S.L.P.#

4.13*	Settlement Agreement dated February 17, 2021 between the Registrant and OCI Company Ltd # ##

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our Form F-1 registration statement (File No. 333-151315) filed with the Securities and Exchange Commission on May 30, 2008)

12.1*	CEO Certification, pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification, pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Harney Westwood & Riegels LLP

15.2*	Consent of Grant Thornton

101*

Financial information from the Registrant for the year ended December 31, 2020 formatted in eXtensible Business Reporting Language (XBRL):

(i) Consolidated Balance Sheets as of December 31, 2019 and 2020; (ii) Consolidated Statements of Operations for the Years Ended December 31, 2018, 2019 and 2020; (iii) Consolidated Statements of Comprehensive Income/(Loss) for the Years Ended December 31, 2018, 2019 and 2020; (iv) Consolidated Statements of Changes in Equity for the Years Ended 31, 2018, 2019 and 2020; (v) Consolidated Statements of Cash Flows for the Years Ended December 31, 2018, 2019 and 2020; and (vi) Notes to the Consolidated Financial Statements

*	Filed with this annual report on Form 20-F.

**	Furnished with this annual report on Form 20-F.

#	Schedules and similar attachments to this Exhibit have been omitted pursuant to the fifth paragraph of Instructions as to Exhibits of Form 20-F. The Company agrees to furnish supplementally a copy of such omitted materials to the SEC upon request.

##	Certain portions of this exhibit have been redacted pursuant to 4(a) of Instructions as to Exhibits of Form 20-F. The Company agrees to furnish supplementally an unredacted copy of the exhibit to the SEC upon its request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RENESOLA LTD

By:	/s/ Yumin Liu
Name	Yumin Liu
Title:	Chief Executive Officer

Date: April 28, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

ReneSola Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of ReneSola Ltd and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of operations, comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue recognition on sale of solar power project development

As described in Note 2 to the consolidated financial statements, the Company recognized revenue from solar power projects which are (i) constructed by a third-EPC contractor over time with the progress toward completion method (ii) constructed by the Company’s own EPC team and recognized revenue at a point in time, and operations and maintenance services contract which are recognized ratably over the service period and (iii) sale of project asset rights which are recognized at a point in time once the control of the project rights is transferred to the customer, along with recognizes revenue for sourcing of end subscribers over time for ongoing obligation during a certain period to source end subscribers. For the year ended December 31, 2020, the Company recognized $49,160,215, or 67% of total revenue on this basis. We identified revenue recognition on sale of solar power project development as a critical audit matter.

The principal consideration for our determination that revenue recognition on sale of solar power project development is a critical audit matter is there was significant judgement made by management in estimating the total job cost of a project. These management judgements in turn led to a high degree of auditor judgement, subjectivity, and effort in planning and performing procedures and evaluating audit evidence relating to management’s estimate of total project costs.

Our audit procedures in relation to the revenue recognition on sale of solar power project development included the followings, among others:

•	obtaining an understanding and evaluating the design of controls over management’s process of developing the total estimated job costs of a project;
•	performing a retrospective review of management’s prior estimates to assess the historical accuracy of management’s estimated costs at the completion of a contract;
•	inquiring with project personnel regarding construction progress and status;
•	testing actual costs incurred through inspection of underlying source documents; and
•	reviewing sales contract and determining whether the revenue is calculated based on the agreed value and assigned accurately for each of the performance obligations identified.

Allowance for credit losses

As described in Note 2 to the consolidated financial statements, the Company provided specific allowances against accounts receivable for estimated losses resulting from the Company’s customers not making payments. Management applied significant judgement in considering various factors, including historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses. Other key factors that influence the expected credit loss analysis include customer demographics, payment terms offered to customers in the normal course of business, and industry-specific factors that could affect the Company’s receivables. We identified the allowance for credit losses as a critical audit matter.

The principal considerations for our determination that the allowance for doubtful accounts is a critical audit matter is there was significant judgment made by management in estimating the allowance for doubtful accounts which took into consideration various factors, including historical bad debts, specific customer creditworthiness and current economic trends. These significant management estimates in turn led to a high degree of auditor judgment, subjectivity, and effort in performing related procedures and evaluating related audit evidence.

Our audit procedures in relation to the allowance for credit losses included the followings, among others:

•	obtaining an understanding and evaluating the design of controls over management’s process of developing the allowance for credit loss;
•	obtaining an understanding of management’s process and methodology used to develop the estimate of credit loss;
•	testing the completeness, accuracy, and relevance of the data used, and performing a retrospective review of management’s prior estimates to assess historical accuracy; and
•	evaluating the reasonableness of significant assumptions used by management, including historical bad debts, specific customer creditworthiness and current economic trends. Evaluating management's assumptions involved evaluating whether the assumptions were reasonable considering the number of days a receivable is overdue, historical and subsequent collection of receivables, specific customer creditworthiness and current economic trends.

/s/ GRANT THORNTON

We have served as the Company’s auditor since 2018.

Shanghai, the People’s Republic of China

April 28, 2021

RENESOLA LTD

CONSOLIDATED BALANCE SHEETS

(Amounts expressed in U.S. dollars, except number of shares)

		As of December 31,
	Note	2019	2020

ASSETS
Current assets:
Cash and cash equivalents	2(e)	$24,292,113	$40,593,094
Restricted cash	2(f)	405,040	83,217
Accounts receivable, net of allowances for doubtful accounts	4	13,835,019	20,187,786
Advances to suppliers	2(i)	248,130	143,482
Value added tax receivable	2(r)	7,508,251	3,651,593
Project assets, current	2(g), 6	32,125,312	24,992,068
Prepaid expenses and other current assets, net	5	6,070,654	44,826,334
Assets held for sale	2(l), 7	18,578,626	2,271,015
Total current assets		103,063,145	136,748,589

Property, plant and equipment, net	2(j), 8	143,301,385	119,943,471
Deferred tax assets, net	2(q), 10	837,864	1,184,321
Project assets non-current	2(g), 6	6,522,539	3,278,924
Goodwill	2(k), 3	-	1,022,567
Operating lease right-of-use assets	2(o)	23,990,913	23,246,413
Finance lease right-of-use assets	2(o)	24,991,789	25,555,792
Other non-current assets	4	17,236,558	25,961,872
Total assets		$319,944,193	$336,941,949

The accompanying notes are an integral part of these consolidated financial statements.

RENESOLA LTD

CONSOLIDATED BALANCE SHEETS-(Continued)

(Amounts expressed in U.S. dollars, except number of shares)

		As of December 31,
	Note	2019	2020
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable		$20,431,093	$6,313,330
Advances from customers		86,316	900,604
Amounts due to related parties	19	2,747,632	7,656,569
Short-term borrowings	11	35,756,951	31,980,868
Bond payable	11	2,503,621	9,034,691
Income tax payable		1,077,923	948,953
Salaries payable		438,288	266,373
Operating lease liabilities, current	20	452,740	1,092,797
Failed sale-lease back and finance lease liabilities, current	11	9,579,203	8,097,055
Other current liabilities	12	27,163,335	19,828,633
Liabilities held for sale	2(l), 7	9,168,366	2,188,765
Total current liabilities		109,405,468	88,308,638

Long-term borrowings	11	3,367,061	-
Operating lease liabilities, non-current	20	22,887,949	21,410,701
Failed sale-lease back and finance lease liabilities, non-current	11	46,736,540	43,962,529
Total liabilities		$182,397,018	$153,681,868

Commitments and contingencies (see Note 20)

Shareholders’ equity
Common shares (600,000,000 shares and 800,000,000 shares; no par value, shares authorized at December 31, 2019 and 2020; 481,027,002 shares issued and 480,818,902 shares outstanding at December 31, 2019; 582,258,622 shares issued and 572,484,072 shares outstanding at December 31, 2020)	13	530,208,240	574,499,870
Additional paid-in capital		9,712,935	7,769,742
Accumulated deficit		(442,345,657)	(439,567,002)
Accumulated other comprehensive loss	2(x)	(2,858,746)	(3,565,101)

ReneSola Ltd shareholders' equity		94,716,772	139,137,509
Noncontrolling interest	2(b), 18	42,830,403	44,122,572
Total shareholders' equity		137,547,175	183,260,081

Total liabilities and shareholders' equity		$319,944,193	$336,941,949

The accompanying notes are an integral part of these consolidated financial statements.

RENESOLA LTD

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts expressed in U.S. dollars, except number of shares)

		Years ended December 31,
	Note	2018	2019	2020

Net revenues:
Solar power project development	2(r), 21	$48,784,766	$90,096,551	$49,160,215
Electricity generation revenue	2(r), 21	29,257,928	28,712,942	23,547,162
EPC services	2(r), 21	18,544,164	69,751	-
Other	2(r), 21	319,477	237,780	795,506
Total net revenues		96,906,335	119,117,024	73,502,883
Cost of revenues	2(r)	(68,836,588)	(84,890,976)	(56,817,101)
Gross profit	21	28,069,747	34,226,048	16,685,782

Operating (expenses)/income:
Sales and marketing		(885,803)	(750,461)	(433,121)
General and administrative		(10,199,524)	(15,757,147)	(14,512,631)
Other operating (expenses)/income	2(s)	(1,452,532)	(11,802,629)	6,472,463
Impairment loss of assets	2(n)	-	(6,880,115)	(1,432,296)
Total operating expenses		(12,537,859)	(35,190,352)	(9,905,585)

Income/(loss) from operations		15,531,888	(964,304)	6,780,197

Non-operating (expenses)/income:
Interest income		193,552	822,915	975,719
Interest expense		(8,703,904)	(9,159,818)	(6,206,076)
Foreign exchange (losses)/gains		(2,460,812)	(1,273,899)	769,183
Other income		346,965	-	-
Total non-operating expenses		(10,624,199)	(9,610,802)	(4,461,174)

Income/(loss) before income tax		4,907,689	(10,575,106)	2,319,023
Income tax benefit/(expense)	10	188,791	(1,105,049)	(163,036)

Income/(loss), net of tax		5,096,480	(11,680,155)	2,155,987
Less: Net income/(loss) attributed to non-controlling interests		3,336,769	(2,848,932)	(622,668)
Net income/(loss) attributed to ReneSola Ltd		$1,759,711	$(8,831,223)	$2,778,655

Income/(loss) attributed to ReneSola Ltd per ADS
Basic	2(v), 17	$0.05	$(0.22)	$0.06
Diluted	2(v), 17	$0.05	$(0.22)	$0.06

Weighted average number of ADS used in computing income/(loss) per ADS*
Basic		38,075,293	40,595,551	49,166,354
Diluted		38,075,293	40,595,551	49,788,422

*Each American depositary shares (ADS) represents 10 common shares

The accompanying notes are an integral part of these consolidated financial statements

RENESOLA LTD

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(Amounts expressed in U.S. dollars)

		Years ended December 31,
	Note	2018	2019	2020
Net income/(loss)		$5,096,480	$(11,680,155)	$2,155,987
Other comprehensive (loss)/income, net of tax of nil:
Foreign currency translation adjustment		(2,541,550)	226,014	1,208,482
Other comprehensive (loss)/income		(2,541,550)	226,014	1,208,482
Comprehensive income/(loss)	2(x)	2,554,930	(11,454,141)	3,364,469
Less: Comprehensive income/(loss) attributed to noncontrolling interests		3,050,313	(4,257,484)	1,292,169
Comprehensive (loss)/income attributed to ReneSola Ltd		$(495,383)	$(7,196,657)	$2,072,300

 The accompanying notes are an integral part of these consolidated financial statements

RENESOLA LTD

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amount expressed in U.S. dollars, except number of shares)

	Common shares		Treasury stock		Additional		Accumulated other	Equity
	Number of Shares Issued	Amount	Number of Shares	Amount	paid-in capital	Accumulated deficit	comprehensive income/(loss)	attributable to ReneSola Ltd	Noncontrolling interest	Total Equity

Balance at January 1, 2018	381,027,002	$519,225,850	-	$-	$9,012,448	$(435,517,610)	$(2,238,218)	$90,482,470	$-	$90,482,470

Net income	-	-	-	-	-	1,759,711	-	1,759,711	3,336,769	5,096,480
Capital injection from non-controlling interests	-	-	-	-	-	(626,520)	-	(626,520)	30,945,469	30,318,949
Other comprehensive loss, net of tax	-	-	-	-	-	-	(2,255,094)	(2,255,094)	(286,456)	(2,541,550)
Share-based compensation	-	-	-	-	439,071	-	-	439,071	-	439,071
Share options exercised by employees	-	87,500	-	-	(87,500)	-	-	-	-	-
Cumulative-effect adjustment for the adoption of Accounting Standards Codification (“ASC”) Topic 606	-	-	-	-	-	869,985	-	869,985	-	869,985

Balance at December 31, 2018	381,027,002	519,313,350	-	-	9,364,019	(433,514,434)	(4,493,312)	90,669,623	33,995,782	124,665,405

Net loss	-	-	-	-	-	(8,831,223)	-	(8,831,223)	(2,848,932)	(11,680,155)
Issuance of common shares	100,000,000	10,894,890	-	-	-	-	-	10,894,890	-	10,894,890
Capital injection from non-controlling interests	-	-	-	-	-	-	-	-	13,092,105	13,092,105
Other comprehensive income/(loss), net of tax	-	-	-	-	-	-	1,634,566	1,634,566	(1,408,552)	226,014
Share-based compensation	-	-	-	-	348,916	-	-	348,916	-	348,916

Balance at December 31, 2019	481,027,002	530,208,240	-	-	9,712,935	(442,345,657)	(2,858,746)	94,716,772	42,830,403	137,547,175

Net income/(loss)	-	-	-	-	-	2,778,655	-	2,778,655	(622,668)	2,155,987
Issuance of common shares	99,285,640	41,495,212	-	-	-	-	-	41,495,212	-	41,495,212
Other comprehensive (loss)/income, net of tax	-	-	-	-	-	-	(706,355)	(706,355)	1,914,837	1,208,482
Share-based compensation	-	-	-	-	369,187	-	-	369,187	-	369,187
Share options exercised by employees	1,945,980	2,796,418	-	-	(2,312,380)	-	-	484,038	-	484,038

Balance at December 31, 2020	582,258,622	$574,499,870	-	$-	$7,769,742	$(439,567,002)	$(3,565,101)	$139,137,509	$44,122,572	$183,260,081

The accompanying notes are an integral part of these consolidated financial statements

RENESOLA LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts expressed in U.S. dollars)

	Years ended December 31,
	2018	2019	2020
Operating activities:
Net income/(loss)	$5,096,480	$(11,680,155)	$2,155,987
Adjustments to reconcile net income/(loss) from continuing operations to net cash (used in)/provided by operating activities:
Depreciation	8,402,169	7,796,003	7,342,327
Allowances for credit losses	-	6,981,682	6,667,963
Write-off of current assets	-	-	353,418
Share-based compensation	439,071	348,916	369,187
Deferred tax provision	(1,094,385)	255,538	(303,000)
Cancellation of project assets	-	6,434,935	1,460,104
Impairment loss of assets	-	6,880,115	1,432,296
Loss on disposal of property, plant and equipment	-	3,908,208	767,879
Gains on disposal of property, plant and equipment	(290,729)	(302,359)	(16,278,095)
Changes in working capital, excluding impact of dispositions:
Accounts receivable	(5,607,302)	12,522,431	(6,774,212)
Advances to suppliers	(19,647)	102,869	92,070
Value added tax recoverable	1,673,423	3,225,883	1,609,650
Prepaid expenses and other current assets	(4,157,231)	8,585,326	(6,897,176)
Project assets	(9,737,172)	24,325,633	11,619,676
Contract costs	6,638,389	-	-
Other non-current assets	(3,138,597)	(11,316,279)	(7,581,870)
Accounts payable	(12,755,646)	8,244,250	(12,969,701)
Advances from customers	(126,851)	(13,962)	778,151
Amounts due to related parties	(16,606,095)	(12,101,847)	(252,886)
Other current liabilities	460,750	1,324,293	6,702,455
Income tax payable	408,382	379,140	(156,747)
Salary payable	(135,209)	13,081	(171,915)
Deferred project revenue	(20,536,065)	-	-
Net cash (used in)/provided by operating activities	$(51,086,265)	$55,913,701	$(10,034,439)

The accompanying notes are an integral part of these consolidated financial statements.

RENESOLA LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS-(Continued)

(Amounts expressed in U.S. dollars)

	Years ended December 31,
	2018	2019	2020
Investing activities:
Purchase of property, plant and equipment	$(40,399,769)	$(13,693,749)	$(8,247,790)
Acquisition of business (see Note 3)	-	-	(3,896,627)
Proceeds from disposal of property, plant and equipment	-	12,096,869	7,538,516
Repayment of lending by related parties	-	-	1,218,840
Net cash used in investing activities	(40,399,769)	(1,596,880)	(3,387,061)
Financing activities:
Proceeds from banks and other third-party borrowings	59,977,400	17,922,511	9,968,028
Repayment of banks and other third-party borrowings	(9,693,015)	(65,491,414)	(19,166,536)
Contribution from non-controlling interest holders of subsidiaries	30,318,948	13,092,105	-
Proceeds from issuance of ordinary shares	-	11,000,000	44,999,330
Share issuance costs	-	(105,110)	(3,504,118)
Proceeds from bonds	-	12,913,675	8,427,712
Repayment of bonds	-	(10,417,360)	(2,544,062)
Borrowings from related parties	17,273,194	793,269	12,827
Repayment of borrowings from related parties	(20,478,081)	(8,380,994)	(1,174,295)
Repayment of finance lease obligations	(4,960,478)	(6,100,711)	(2,174,035)
Proceeds from failed sale-lease back agreements	24,876,650	2,793,810	-
Repayment of failed sale-lease back financing	(11,490,104)	(7,325,456)	(4,667,878)
Net cash provided by/(used in) financing activities	85,824,514	(39,305,675)	30,176,973
Effect of exchange rate changes	1,258,263	1,087,262	(722,416)
Net (decrease)/increase in cash and cash equivalents and restricted cash	(4,403,257)	16,098,408	16,033,057
Cash and cash equivalents and restricted cash, beginning of year	13,429,301	9,026,044	24,697,153
Less: Cash and cash equivalents and restricted cash reclassified as assets held for sale	-	(427,299)	(53,899)
Cash and cash equivalents and restricted cash, end of year	$9,026,044	$24,697,153	$40,676,311
Supplemental disclosure of cash flow information
Interest paid, net of capitalized interest	8,274,634	9,038,779	6,193,484
Income tax paid	637,527	338,103	509,493
Non-cash investing and financing transactions
Payables for purchase of property, plant and equipment	(36,680,431)	(22,810,701)	(8,958,993)
Payable for finance leases	(34,130,495)	(20,766,512)	(19,852,094)

The accompanying notes are an integral part of these consolidated financial statements.

RENESOLA LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND NATURE OF OPERATIONS

ReneSola Ltd was incorporated in the British Virgin Island on March 17, 2006. On January 29, 2008, the ReneSola Ltd and its subsidiaries (collectively, the “Company”) became listed on the New York Stock Exchange (“NYSE”) in the United States. The Company was principally engaged in the manufacture and sale of solar power products including virgin polysilicon, monocrystalline and multi crystalline solar wafers and photovoltaic (“PV”) cells and modules. From 2012, the Company began entering into arrangements to develop commercial solar power projects, or project assets, which consists primarily of solar power project development, and Engineering, Procurement and Construction (“EPC”) services. On September 29, 2017, the Company announced that it completed restructuring to dispose of its manufacturing business (including polysilicon, solar wafer, solar cell and solar module manufacturing) and LED distribution business to a related party to help the Company transform its business model to focus on its solar power project business. After the completion of business restructuring in September 2017, the Company has become a solar project developer and operator, a pure solar downstream player with robust pipeline projects around the world. The Company develops and sells solar power projects or sells project SPVs (project development business), and own and operate solar power projects and sell the electricity generated by the operated solar power plants (IPP business).

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

The Company has performed a review of its cash flow forecast for at least the twelve months following the issuance date of these financial statements. The Company expects the solar power project business to generate positive cash inflow in the forecasted period. As of December 31, 2020, the Company has certain material short-term obligations that will require material financing cash outflows, such as financing lease payments and the current portion of its long-term loans. The Company has developed a plan to continue meeting its financing arrangement, which includes refinancing loans which are set to mature within one year, entering into new bank borrowings and financing leases, repaying loans with proceeds from the sale of solar power projects and disposal of certain solar power stations, and raising additional capital through equity offerings. In addition, the Company believes that the continuing efforts to stream-line the Company’s operations will enable the Company to control operating costs to be better aligned with its operations, market demand and projected sales levels.

Based on the above factors, management believes that adequate sources of liquidity exist to fund the Company’s working capital and capital expenditures requirements, and to meet its short-term debt obligations, other liabilities and commitments as they become due for at least twelve months from the issuance date of these financial statements.

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

(e) Cash and cash equivalents

Cash and cash equivalents represent cash on hand and held with banks, including demand deposits, which are unrestricted as to withdrawal and use, and which have maturities of three months or less when purchased.

(f) Restricted Cash

Restricted cash consists of cash and cash equivalents held by various banks to secure certain of our notes payable and other deposits designated for the payment of amounts related to loan interest. Restricted cash also includes cash and cash equivalents held in frozen bank accounts due to judicial property preservations.

The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within our consolidated balance sheets as of December 31, 2019 and 2020 to the total of such amounts as presented in the consolidated statements of cash flows:

	At December 31,
	2019	2020
Cash and cash equivalents	$24,292,113	$40,593,094
Restricted cash	405,040	83,217
Total cash, cash equivalents, and restricted cash	$24,967,153	$40,676,311

(g) Project assets

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

The Company capitalizes costs related to solar power projects in various stages of development prior to entering into a definitive sales agreement for the solar power project, and classifies these costs as project assets on the consolidated balance sheets when the criteria in ASC 360-10-45-9 are met. If criteria are not met, the Company reclassifies these capitalized costs to property, plant and equipment, unless the delay in the period required to complete the sale is caused by events or circumstances beyond the Company’s control.

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

Contract costs are accumulated and are charged to operations as the related revenue from contracts is recognized. Refer to note 2 (r) Sale of project assets constructed by a third-party EPC contractor and EPC services for the corresponding revenue streams.

(i) Advances to suppliers

In order to secure a stable supply of construction materials, the Company makes advance payments to suppliers for raw material supplies and advances for purchases of long-lived assets which are offset against future deliveries. Advances to suppliers for purchases expected within twelve months as of each balance sheet date are recorded as advances to suppliers in current assets and those associated with purchases expected over longer periods of time are recorded in non-current advances to suppliers. As of December 31, 2019 and 2020, advances to suppliers in current assets were $248,130 and $143,482, respectively, and non-current advances to suppliers for construction materials supplies were nil. The Company does not require collateral or other security against its advances to suppliers. As a result, the Company’s claims for such prepayments are unsecured, which exposes the Company to the suppliers’ credit risk. The Company performs ongoing credit evaluations of the financial condition of its material suppliers.

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

Expenditures for repairs and maintenance are expensed as incurred. The gain or loss on disposal of property, plant and equipment, if any, is the difference between the net sales proceeds and the carrying amount of the disposed assets and is recognized in the consolidated statement of operations upon disposal.

(k) Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of the Company’s acquisitions of interests in its subsidiaries.

Goodwill is not depreciated or amortized but is tested for impairment at the reporting unit level on an annual basis, and between annual tests when an event occurs, or circumstances change that could indicate that the asset might be impaired. Under ASC 350-20-35, the Company has the option to choose whether it will apply the qualitative assessment first and then the quantitative assessment, if necessary, or to apply the quantitative assessment directly. The Company chooses to directly apply the quantitative impairment test, which consists of a one-step quantitative impairment test, comparing the carrying amount of the reporting unit to the fair value of the reporting unit. If the carrying value, including goodwill, of the reporting unit exceeds the fair value of the reporting unit, goodwill impairment is measured and recognized by the amount by which a reporting unit’s carrying value exceeds its fair value, limited to the total amount of goodwill allocated to that reporting unit.

Goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets, liabilities and goodwill to reporting units and the determination of the fair value of each reporting unit. The Company estimates the fair value of the reporting unit using a discounted cash flow model. This valuation approach considers various assumptions including projections of future cash flows, perpetual growth rates and discount rates. The assumptions about future cash flows and growth rates are based on management’s assessment of a number of factors, including the reporting unit’s recent performance against budget, performance in the market that the reporting unit serves, as well as industry and general economic data from third party sources. Discount rate assumptions reflect an assessment of the risk inherent in those future cash flows. Changes to the underlying businesses could affect the future cash flows, which in turn could affect the fair value of the reporting unit. Management performs its annual goodwill impairment test quarterly to reviews the events and circumstances to determine if there are indicators that goodwill may be impaired.

For the year ended December 31, 2020, the Company acquires other entities on the electricity generation revenue reporting segment as disclosed in Note 3 and recognized goodwill. As of December 31, 2020, there is no event or any circumstance that the Company identified, which indicated that the fair value of the Company’s reporting unit was substantially lower than the respective carrying value. There was no impairment of goodwill for the year ended December 31, 2020.

(l) Assets and liabilities held-for-sale

Assets and asset disposal groups are classified as held-for-sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when management has committed to a plan of sale and the sale is highly probable, the assets are available for immediate sale in their present condition, and they are expected to qualify for recognition as a completed sale within one year from the date of classification. Assets and liabilities classified as held for sale are measured at lower of their carrying amount or fair value less costs to sell.

Long-lived assets to be sold are classified as held for sale considering the recognition criteria in ASC 360-10-45-9 in which all of the following criteria are met:

•	Management, having the authority to approve the action, commits to a plan to sell the asset,

•	The asset is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets;

•	An active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated;

•	The sale of the asset is probable, and transfer of the asset is expected to qualify for recognition as a completed sale, within one year;

•	The asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and

•	Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

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

Impairment losses of long-lived assets for the years ended December 31, 2019 and 2020 were $6,880,115 and $1,432,296, respectively. The impairment loss in 2019 was $6,880,115, of which $5,532,489 represented impairment losses from property, plant and equipment which were subsequently disposed in 2019 and $1,347,626 of which represented impairment losses from asset and liabilities held for sale. The impairment loss in 2020 was $1,432,296, of which $929,951 represented impairment loss from project assets with no further constructive value and $502,345 of which represented impairment losses from asset and liabilities held for sale. Impairment losses of these assets represented the difference between the carrying amount and fair value less cost to sell as a result of committed sale plans of solar power plants originally owned and operated by the Company for electricity generation.

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

Operating lease costs are recognized on a straight-line basis over the lease term. From time to time, the Company’s subsidiaries are asked to prepay the lease costs for over one year. As of December 31, 2019 and 2020, the prepaid rental fees of $688,324 and $767,276, respectively, were recorded in operating lease right-of-use assets.

To determine the present value of future minimum lease payments, the Company use the implicit rate when readily determinable. Presently, because many of the leases do not provide an implicit rate, the Company applies its incremental borrowing rate, which is considered as the rate that the Company would negotiate when financing for a similar period, and with a similar guarantee, to obtain an asset of a similar value to the lease asset to determine the present value of the present value of minimum lease payment. The operating and finance lease ROU assets include any lease payment made and exclude lease incentives.

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

(p) Contingencies

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

(r) Revenue recognition

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

The Company bills the customer based on progress billing terms in the contract. Accounts receivable from EPC services (unbilled) represents revenue that has been recognized in advance of billing the customer, which is common for long-term construction contracts. The Company typically recognizes revenue from contracts for the construction and sale of PV solar power systems over time using cost-based input methods, which recognizes revenue and gross profit as work is performed based on the relationship between actual costs incurred compared to the total estimated costs of the contract. Accordingly, revenue could be recognized in advance of billing the customer, resulting in an amount recorded to “Accounts receivable from EPC services (unbilled)”. Once the Company has an unconditional right to consideration under a construction contract, the Company typically bills the customer accordingly and reclassifies the “Accounts receivable from EPC services (unbilled)” to “Accounts receivable from EPC services (billed).” Billing requirements vary by contract but are generally structured around the completion of certain construction milestones. Certain of the EPC contracts for PV solar power systems contain retainage provisions. Retainage represents contract costs for the portion of the contract price earned for work performed but held for payment by the customer as a form of security until a certain defined timeframe has been reached. The Company considers whether collectability of such retainage is reasonably assured in connection with our overall assessment of the collectability of amounts due or that will become due under the EPC contracts. Retainage included within “Accounts receivable from EPC services (unbilled)” is expected to be billed and collected within the next 12 months. After the Company has satisfied the EPC contract requirements and has an unconditional right to consideration, the retainage is billed and reclassified to “Accounts receivable from EPC services (billed).” Refer to Note 4 for detail breakdown of the “Accounts receivable from EPC services (unbilled)” and “Accounts receivable from EPC services (billed)” amounts.

For EPC services, the Company provides a limited assurance only warranty for the modules, materials and construction part of the power plants. Although the Company subcontracts the construction to third party developers and purchase the raw materials and modules from third party suppliers, the Company is the primary obligor for the limited warranties such as solar module product warranty for a period of five to ten years, warranties for defects in engineering design, installation, workmanship for a period of one to two years and recorded as a liability in the Consolidated Balance Sheets. Nevertheless, the Company has a legally enforceable right to recover these warranties from the subcontractor and suppliers as these parties have contracted with the Company to assume these warranty obligations, and that the Company will also record receivables in the Consolidated Balance Sheets for expected reimbursement in amounts that the Company believe are probable. The EPC warranty expenses and expected recovery amounts related to warranties are recorded net of expense in the Consolidated Statement of Operations on the basis that the amounts provided by the subcontractor and suppliers are a reimbursement of our costs. As of December 31, 2019 and 2020, the liabilities and the related receivables are not material and the related expenses for the three years ended December 31, 2018, 2019 and 2020 are not material.

Electricity generation revenue

The Company recognizes electricity generation revenue generated from power plants owned and operated by the Company over time as the customer receives and consumes the benefits as the Company performs. In recognizing revenue overtime, the Company follows the output method and uses the actual electricity supplied in order to determine the progress towards completion and calculate the corresponding amount of revenue and profit to recognize. The electricity generation records are reconciled with the power grid companies and the price of electricity is based on a fixed unit price according to the power purchase arrangement with the power grid companies. The Company is entitled to the feed-in tariff(s) (FIT) that the government guaranteed and subsidized electricity sale price at which solar power projects can produce green energy. The Company recognizes the FIT as part of the electricity generation revenue when the entitlement to receipt of such FIT is fulfilled. Accounts receivable from such FIT is expected to be collected beyond 12 months, which are discounted at an effective interest rate and recorded as non-current asset.

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

For the years ended December 31, 2018, 2019 and 2020, revenues from green certificates were $883,741, $1,957,109 and $4,178,546, respectively, and are included in electricity generation revenue.

Value added tax (“VAT”)

Value added tax (“VAT”) at differentiated rates on invoice amount is collected on behalf of the tax authorities in respect of the different types of revenues and is not recorded as revenue. VAT paid for purchases, net of VAT collected from customers, is recorded as an asset.

(s) Other operating income (expenses)

Other operating income (expenses) primarily consists of discount charges of long-term receivables, compensation income and expenses, cancellation loss of project assets, and disposal gain (loss) of property, plant and equipment.

(t) Foreign currency

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

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Company’s cash and cash equivalents and restricted cash denominated in RMB amounted to RMB31,047,475 ($4,459,690) and RMB22,429,739 ($3,437,515) on December 31, 2019 and 2020, respectively.

(u) Fair value of financial instruments

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

When available, the Company measures the fair value of financial instruments based on quoted market prices in active markets, valuation techniques that use observable market-based inputs or unobservable inputs that are corroborated by market data. Pricing information the Company obtains from third parties is internally validated for reasonableness prior to use in the consolidated financial statements. When observable market prices are not readily available, the Company generally estimates the fair value using valuation techniques that rely on alternate market data or inputs that are generally less readily observable from objective sources and are estimated based on pertinent information available at the time of the applicable reporting periods. In certain cases, fair values are not subject to precise quantification or verification and may fluctuate as economic and market factors vary and as the Company’s evaluation of those factors changes. Although the Company uses its best judgment in estimating the fair value of these financial instruments, there are inherent limitations in any estimation technique. In these cases, a minor change in an assumption could result in a significant change in its estimate of fair value, thereby increasing or decreasing the amounts of the Company’s consolidated assets, liabilities, equity and net income or loss. See Note 9, “Fair Value Measurements,” for further details.

(v) Earnings (loss) per ADS

Basic earnings (loss) per ADS is computed by dividing income (loss) attributable to holders of ADS by the weighted average number of ADS outstanding during the year. Diluted earnings (loss) per ADS reflects the potential dilution that could occur if securities or other contracts to issue ADS were exercised or converted into ADS.

(w) Share-based compensation

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

On January 1, 2018 and April 1, 2018, the Board of Directors of the Company approved two option modifications to reduce the exercise price. Pursuant to the option agreement entered with the optionees, options totaling 3,250,000 were cancelled and options totaling 3,300,000 were granted. The cancellation and replacement of the options shall be considered as an option modification. Subject to ASC 718-20-35, total compensation cost measured at the date of a cancellation and replacement shall be the portion of the grant-date fair value of the original award for which the requisite service is expected to be rendered (or has already been rendered) at the date plus the incremental cost resulting from the cancellation and replacement. The incremental compensation cost should be recognized prospectively over the remaining service period in addition to unrecognized compensation cost for original option.

See Note 14, “Share Based Compensation”, for further details.

(x) Comprehensive income (loss)

Comprehensive income (loss) is the change in equity during a period from transactions and other events and circumstances from non-shareholder sources and included net income (loss) and foreign currency translation adjustments. As of December 31, 2019 and 2020, accumulated other comprehensive loss is composed of foreign currency translation adjustments.

(y) Concentrations of credit risk

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

(z) Recently adopted accounting pronouncements

In 2016, the FASB issued ASU No. 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASC Topic 326”), which amends previously issued guidance regarding the impairment of financial instruments by creating an impairment model that is based on expected losses rather than incurred losses. The Company adopted this ASC Topic 326 on January 1, 2020 and the Company does not expect have a significant impact on unaudited interim condensed consolidated financial statements.

The Company’s trade receivable, receivables of installment payments, deposits and other receivables are within the scope of ASC Topic 326. The Company has identified the relevant risk characteristics of its customers and the related receivables, prepayments, deposits and other receivables which include size, type of the services or the products the Company provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Company considers the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses. Other key factors that influence the expected credit loss analysis include customer demographics, payment terms offered to customers in the normal course of business to, and industry-specific factors that could affect the Company’s receivables. Additionally, external data and macroeconomic factors are also considered. This assessment is made at each quarter-end based on the Company’s specific facts and circumstances.

(aa) Recently issued accounting pronouncements

In December 2019, the FASB issued ASU 2019-12—Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This ASU provides an exception to the general methodology for calculating income taxes in an interim period when a year-to-date loss exceeds the anticipated loss for the year. This update also (1) requires an entity to recognize a franchise tax (or similar tax) that is partially based on income as an income-based tax and account for any incremental amount incurred as a non-income-based tax, (2) requires an entity to evaluate when a step-up in the tax basis of goodwill should be considered part of the business combination in which goodwill was originally recognized for accounting purposes and when it should be considered a separate transaction, and (3) requires that an entity reflect the effect of an enacted change in tax laws or rates in the annual effective tax rate computation in the interim period that includes the enactment date. The standard is effective for the Company for fiscal years beginning after December 15, 2020, with early adoption permitted. The Company do not expect the adoption of ASU 2019-12 to have a significant impact on the consolidated financial statements and associated disclosures.

3. BUSINESS ACQUISITION

The Company accounted for the acquisition described below in accordance with ASC 805, “Business Combinations”. The result of the acquiree’s operation has been included in the consolidated financial statements since the acquisition date. The excess of the fair value of the acquired entity over the fair value of net tangible and intangible assets acquired was recorded as goodwill, which is not deductible for corporate income taxation purposes.

Acquisition of ET Cap PA Holdings LLC (“PA Holdings”) and ET Cap CA Holdings LLC (“CA Holdings”)

On November 17, 2020 (the “acquisition close date”), the Company acquired a 100% equity interests of PA Holdings and CA Holdings, a utility project with battery storage business under solar power project development stream from Nova Development Management, for a cash consideration totaling $3.9 million. The Company acquired PA Holdings and CA Holdings to enhance its ability to provide a more diverse product portfolio such as battery storage around the world.

The final allocation on the purchase price to the fair value of the net assets acquired is as follows:

As of acquisition close date
Item	Amounts in US$
Project assets(1)	$2,874,060
Net assets acquired	2,874,060
Goodwill	1,022,567
Total consideration transferred/Net cash paid	$3,896,627

(1)	Included in project assets therein are incurred cost such as consultant fee, legal fee and salaries which have been capitalized in accordance with ASC 970-360, as they are directly attributable and incurred in the development phase.

The Company expects to recover the amounts recorded as goodwill through synergies related to the adoption of the Company’s economic current value proposition, the ability to apply the successful operational processes and expansion planning designed for each battery project development. Additionally, this goodwill is deductible for US tax purposes over a period of 15 years.

 4. ACCOUNTS RECEIVABLE, NET

	At December 31,
	2019	2020
Accounts receivable
– from EPC services	$3,210,177	$3,033,610
–from solar power project assets (1)	8,971,464	16,310,787
–from electricity generation revenue (2)	3,562,181	3,270,966
Total accounts receivable	15,743,822	22,615,363
Less: allowance for credit losses	(1,908,803)	(2,427,577)
Accounts receivable, net	$13,835,019	$20,187,786

(1)	As of December 31, 2020, receivables by post-dated checks were $450,603 and dates of acceptance were from May 31, 2021 to November 30, 2021 and classified as current and recorded in accounts receivable.
(2)	Accounts receivable from electricity generation revenue were mainly due from China’s state grid companies. The amounts included the portion of feed-in tariff(s) (FIT) for the electricity sold to the state grid companies in the PRC in which the relevant on-grid solar power stations are still pending for registration to the Renewable Energy Subsidy Catalog, which the Company has submitted the application for its solar power stations started operation before July 2017 to be registered on the Catalog. The Company expects that a certain part of the FIT receivables will be recovered after twelve months from the reporting date, which are discounted at an effective interest rate. As of December 31, 2020, there are $1,971,719 of FIT receivables classified as current and $25,866,553 classified as non-current.

ALLOWANCE FOR CREDIT LOSSES

The Company establishes an allowance for expected credit losses based on historical observe default rates over the expected life of the receivable balance and are adjusted for forward-looking information available without undue cost of effort. The grouping is regularly reviewed by management to ensure relevant information about specific debtors is updated.

The following table shows the movement in lifetime expected credit losses that has been recognized for trade receivable under simplified approach.

	At December 31,
	2019	2020

At beginning of year	$-	$1,908,803
Provision for credit losses, net	1,908,803	518,774
At end of year	$1,908,803	$2,427,577

CONCENTRATION OF CREDIT RISK AND MAJOR CUSTOMERS

As of December 31, 2019, receivables from a solar power customer amounted to $4,252,381 (31%), which was greater than 10% of the account balance. As of December 31, 2020, receivables from a solar power customer amounted to $8,257,527 (41%), which was greater than 10% of the account balance.

For the years ended December 31, 2020 and 2019, a solar power customer accounted for 28% and 47% of the Company’s total net revenues, respectively.

5. PREPAID EXPENSES AND OTHER CURRENT ASSETS

	At December 31,
	2019	2020

Receivable from disposal of property, plant and equipment (1)	$-	$35,298,500
Refundable deposits (2)	4,124,928	8,176,247
EPC Warranty reimbursement receivables	183,941	196,322
Others	2,491,414	2,417,974
Total prepaid expenses and other current assets	6,800,283	46,089,043
Allowance for credit losses (3)	(729,629)	(1,262,709)
Total prepaid expenses and other current assets	$6,070,654	$44,826,334

(1)	Receivable from disposal of property, plant and equipment mainly represented disposal of Company’s solar power assets which was being used for electricity generation revenue segment.

(2)	As of December 31, 2020, refundable deposits mainly represented refundable deposits for interconnection, the bidding of project asset construction rights and rooftop leases.

(3)	Allowance for credit losses mainly represented the portion of compensation receivable from Canadian authorities on closure of a certain project in Canada that the Company believes is not recoverable.

6. PROJECT ASSETS

Project assets consisted of the following at December 31, 2019 and 2020, respectively:

	At December 31,
	2019	2020
Project assets - Module cost	$4,616,399	$3,877,147
Project assets - Development and construction cost	32,112,215	23,367,183
Project assets - Others	1,919,237	1,026,662
Total project assets	$38,647,851	$28,270,992

Current portion	32,125,312	24,992,068
Non-current portion	6,522,539	3,278,924

7. ASSETS HELD FOR SALE AND LIABILITIES HELD FOR SALE

On December 25, 2019, a subsidiary of the Company entered into a proposed acquisition agreement with Jiangxi Tongli Risheng New Energy Technology Co., Ltd (the “Buyer”) for sale of the Company’s solar power plant subsidiaries in China under the electricity generation revenue segment. The associated assets and liabilities of the solar power plant subsidiaries were consequently presented as held for sale in the consolidated balance sheet.

As of December 31, 2020, the sale of all subsidiaries of the Company classified as held for sale in 2019 has been consummated. In December 2020, the Company entered into new proposed acquisition agreements with Shanghai Qirong New Energy Technology Co., Ltd. and Shanghai Tianyu New Energy Technology Co., Ltd. (the “Buyers”) for sale of the Company’s certain other solar power plant subsidiaries in China under electricity generation revenue segment. The transaction is expected to be consummated within one year from the Company’s consolidated balance sheet date.

	At December 31,
	2019	2020
Assets classified as held for sale
Cash and cash equivalents	$427,299	$53,899
Accounts receivable, net	2,636,581	184,920
Value added tax recoverable	747,646	158,213
Prepaid expenses and other current assets	1,593,391	23,075
Property, plant and equipment, net	13,290,761	2,169,527
Operating lease right-of-use asset	1,230,574	-
Impairment of assets (1)	(1,347,626)	(318,619)

Total assets classified as held for sale	18,578,626	2,271,015

Liabilities classified as held for sale
Accounts payable	58,525	-
Other current liabilities	-	1,659,753
Operating lease liabilities	1,229,918	-
Failed sales leased back and finance lease liability	7,879,923	529,012

Total liabilities classified as held for sale	$9,168,366	$2,188,765

(1)	As a result of the acquisition agreement, the Company reassessed the value of net assets on the solar power plant to the lower of carrying amount or fair value less cost to sell. As of December 31, 2019 and 2020, the impairment loss of $1,347,626 and $318,619, respectively, has been applied to reduce the carrying amount of these assets classified as held for sale.

8. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net:

	At December 31,
	2019	2020
Land	$282,000	$282,000
Plant and machinery	776,752	828,761
Motor vehicles	181,387	193,530
Office equipment	136,857	260,178
Power stations	159,257,486	131,355,790

Less: Accumulated depreciation	(17,333,097)	(13,728,141)
	143,301,385	119,192,118
Construction in progress	-	751,353
Property, plant and equipment, net	$143,301,385	$119,943,471

Construction in progress mainly represents solar power projects which are under development for self-electricity generation in China.

All power stations were self-constructed for electricity generation purpose.

Depreciation expense for the years ended December 31, 2018, 2019 and 2020 was $8,402,169, $7,796,003 and $7,342,327 respectively.

9. FAIR VALUE MEASUREMENTS

The Company adopted ASC 820, “Fair Value Measurements and Disclosures,” which provides a framework for measuring fair value under U.S. GAAP, and expanded disclosure requirements about assets and liabilities measured at fair value. The Company utilizes a hierarchy for inputs used in measuring fair value that gives the highest priority to observable inputs and the lowest priority to unobservable inputs as follows:

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

Recurring basis

As of December 31, 2019 and 2020, there were no assets and liabilities measured on the Company’s consolidated balance sheet at fair value on a recurring basis subsequent to initial recognition.

Non-recurring basis

The carrying amount of long-term borrowing and liabilities approximates their fair value as the related interest rates approximate rates currently offered by financial institutions for similar debt instruments of comparable maturities.

The impairment loss of assets and cancellation loss of project assets for the years ended December 31, 2019 and 2020, represented non-recurring fair value measurement which the carrying amount of the related assets were either reduced to zero or reduced to a realizable lower amount per a purchase offer.

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

United States of America

ReneSola US is incorporated in California, United States. It is subject to a federal corporate income tax rate of 21% for 2018, 2019, and 2020, effective from January 1, 2018 under the 2017 Tax Cuts and Jobs Act. In addition, ReneSola US is subject to California state income tax of 8.84% for 2019 and 2020, and Connecticut state income tax of 7.5% for 2019 and 2020, which is deductible for federal corporate income tax purpose.

The tax expense from continuing operations comprises:

	Years ended December 31,
	2018	2019	2020
Income (loss) before income tax
PRC	$10,535,785	$(10,273,181)	$2,104,024
Other jurisdictions	(5,628,096)	(301,925)	214,999

Total	4,907,689	(10,575,106)	2,319,023

Current tax expense
PRC	(553,859)	(9,835)	(5,118)
Other jurisdictions	(351,735)	(839,676)	(441,495)

Subtotal	(905,594)	(849,511)	(446,613)

Deferred tax benefit (expense)
PRC	748,490	-	-
Other jurisdictions	345,895	(255,538)	283,577

Subtotal	1,094,385	(255,538)	283,577

Total income tax benefit (expense)	$188,791	$(1,105,049)	$(163,036)

There were no reversals or additions of unrecognized tax benefits during the years ended December 31, 2018, 2019 and 2020, respectively.

The Company classifies interest and penalties related to income tax matters in income tax expense. As of December 31, 2019 and 2020, there were no interest and penalties related to uncertain tax positions. As of December 31, 2019 and 2020, there was no accrual of uncertain tax benefits recognized by the Company. The Company does not anticipate significant increases or decreases to its liabilities for unrecognized tax benefits within the next twelve months.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of taxes exceeding RMB100,000 (approximately $14,483) is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion.

The principal components of deferred income tax assets and liabilities are as follows:

	At December 31,
	2019	2020
Deferred tax assets:
Accrued expenses	$16,304	$13,451
Net operating losses	8,646,423	9,491,051
Unrealized internal profit	778,566	1,125,023
Allowances for doubtful accounts	1,064,027	1,281,259
Cancellation of project assets	1,351,336	-
Impairment loss of assets	336,907	122,764
Other	161,033	157,101
Total gross deferred tax assets	12,354,596	12,190,649
Valuation allowance on deferred tax assets	(11,516,732)	(11,006,328)
Net deferred tax assets	$837,864	$1,184,321

As of December 31, 2020, the subsidiaries of the Company in PRC had net operating loss carry forwards of $8,337,247, of which $605, $16,381, $1,948, $6,483,968 and $1,834,345 will expire in 2021, 2022, 2023, 2024 and 2025 respectively.

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

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible for tax purposes. As a result, the Company has recognized a valuation allowance of $11,516,732 and $11,006,328 as at December 31, 2019 and 2020, respectively.

Reconciliation between the applicable statutory income tax rate and the Company’s effective tax rate for the years ended December 31, 2018, 2019 and 2020 is as follows:

	Years ended December 31,
	2018	2019	2020
PRC applicable income tax rate	25%	25%	25%
Change in deferred tax valuation allowance	47%	(57)%	(21)%
Preferential tax rate(1)	(53)%	7%	(42)%
Effect of different tax rate of subsidiaries	(7)%	16%	39%
Other	(16)%	(1)%	6%
Effective income tax rate	(4)%	(10)%	7%

The following table sets forth the effect of preferential tax on China operations for the years ended December 31, 2018, 2019 and 2020, respectively:

	Years ended December 31,
	2018	2019	2020
Preferential tax effect(1)	$2,609,975	$720,847	$975,859

(1)	Certain solar power project entities are fully exempted from PRC CIT for three years starting from the year in which such project generates revenue from the sale of electricity and is 50% exempted from PRC CIT for another three years. Besides, certain solar power project entities enjoy the preferential tax policies in connection with the development of the western region of China and are subject to a preferential tax rate of 15%.

11. BORROWINGS AND OTHER FINANCING ARRANGEMENTS

a) Borrowings from banks and other third parties

The Company’s borrowings from banks and other third parties consist of the following:

	At December 31,
	2019	2020
Short-term	$7,173,571	$31,980,868
Long-term, current portion	28,583,380	-
Subtotal	35,756,951	31,980,868
Bond payable	2,503,621	9,034,691
Long-term	3,367,061	-
Total borrowings from bank and other third parties	$41,627,633	$41,015,559

As of December 31, 2019, short-term borrowings of $7,173,571, bond payable of $2,503,621 and long-term borrowings of $31,950,441, including current portion of $28,583,380 were jointly guaranteed by the Company and its subsidiaries.

As of December 31, 2020, short-term borrowings of $31,980,868 and bond payable of $9,034,691 were jointly guaranteed by the Company and its subsidiaries.

The short-term borrowings of $31,980,868 and bond payable of $9,034,691 were also secured by all of the Company’s estate, rights, title and interest and pledged by the shares or ownership interests of the Company and its subsidiaries, accounts receivable and VAT account of the Company and its subsidiaries.

i) Short-term borrowings

Interest rates are fixed for the short-term borrowings as of December 31, 2019 and 2020. The weighted average interest rate of short-term loans in the years ended December 31, 2019 and 2020 were 5.52% and 4.44%. The borrowings are repayable within one year.

Included in short-term borrowings there are two four-year term loans being borrowed by the Company’s Korean subsidiaries in March 2013, totaling Korean Won 35.7 billion ($30.9 million) and expected to be repaid in March 2017. In 2017, the subsidiaries extended the maturity date by three years to March 2020. In March 2020, the subsidiaries have further extended the maturity date by one year to March 2021. The proceeds from these loans were used to finance the Company’s PV plant projects in Romania. The balance of the loan as of December 31, 2020 was Korean Won 28.5 billion ($26.2 million). In February 2021, the subsidiaries have fully repaid the loans.

Interest rates are fixed for the term loans. The weighted average interest rate of term loans was 5.86%, 4.57% and 4.57% in the years ended December 31, 2018, 2019 and 2020, respectively.

ii) Bond payable

In July 2020, the Company’s Luxembourg subsidiary issued a bond to an investor in France for the purpose of financing the Company’s PV plant projects in Poland totaling Euro 10.6 million ($13.1 million). The bond has a maturity date in November 2021. The balance of the bond as of December 31, 2020 was Euro 7.4 million ($9.0 million).

Interest rates are fixed for the bond payable. The weighted average interest rate of bond payable in the year ended December 31, 2020 was 5%.

 b) Financing associated with failed sale-lease back transactions

In 2019 and 2020, certain subsidiaries of the Company (the “seller-lessee”) sold self-built solar projects (“leased assets”) with carrying amount of $4,008,534 and nil to different domestic financial leasing companies (the “buyer-lessors”) for cash consideration of $2,793,810 and nil, and simultaneously entered into the contracts to lease back the leased assets from the buyer-lessors for 5 to 10 years. These arrangements are guaranteed by other subsidiaries of the Company and are also pledged by the shares and rights to the future power generation income of the seller-lessee. Pursuant to the terms of the agreements, the seller-lessee is required to make lease payments to the buyer-lessors over the lease period and is entitled to obtain ownership of the equipment at a nominal price upon the expiration of the lease.

As the leased assets are considered integral with real estate under ASC 360, the sale-leaseback rules related to real estate are applied. The lease transactions do not qualify as a sale-leaseback transaction as these solar projects are initially invested and built up by the seller-lessee with expected useful life of 25 years and are continuingly maintained by the seller-lessee. The seller-lessee has an obligation to repurchase the leased assets upon the expiry of the lease. In addition, after the lease period, the seller-lessee will keep using the assets and has no plans to sell or for early-disposal.

Accordingly, these transactions are accounted for as financing transactions in accordance with ASC 840. Internal rate of return is used in the computation of interest cost. The assets remain in the property, plant and equipment (“PPE”) and continue to be depreciated.

As of December 31, 2019 and 2020, the Company recorded $30,036,724 and $27,771,450 under failed sale and lease back liabilities as non-current portion and $5,512,507 and $4,436,040 as the current portion, which represents principal to be paid in the next year. The weighted average effective interest rate of the financing was 7.13% and 7.15% and interest costs incurred during the years ended December 31, 2019 and 2020 were $4,415,569 and $3,296,613, respectively. These failed sale-leaseback financings were collateralized by the underlying assets of the solar projects.

c) Finance lease

In 2019 and 2020, the Company leased module, inverter and other materials from different domestic financial leasing companies. Pursuant to the terms of the contracts, the Company is required to make lease payments to the finance lease companies and is entitled to obtain the ownership of this machinery and equipment at a nominal price upon the expiration of the lease. These arrangements are guaranteed by other subsidiaries of the Company and are also pledged by the shares and rights for the future power generation income of the leased assets. The lease is classified as finance lease. As of December 31, 2019, the carrying amount of the assets related to these finance lease contracts is $30,984,311 and is included in PPE that is being depreciated over lives of 25 years. As of December 31, 2020, the carrying amount of the assets related to these finance lease contracts is $33,050,116 and is included in finance lease right-of-use assets that is being depreciated over lives of 25 years. The payable related to these contracts as of December 31, 2019 and 2020 was $20,766,512 and $19,852,094, respectively.

As of December 31, 2019 and 2020, the net values of the leased assets are:

	As of December 31,
	2019	2020

Modules, inverters, and other	$30,984,311	$33,050,116

As of December 31, 2020, future minimum payments required under the finance lease are:

USD
Years ended December 31,
2021	$4,162,109
2022	9,586,294
2023	6,176,618
2024	2,050,922
2025	1,114,699
2026 and later	404,071
Total minimum lease payments	23,494,713
Less: Amount representing interest	(3,642,619)
Present value of net minimum lease payments	19,852,094
Current portion	3,661,015
Non-current portion	$16,191,079

	At December 31,
	2019	2020
Current portion of finance lease	$4,066,696	$3,661,015
Current portion of failed sale and lease back	5,512,507	4,436,040
Total current portion of failed sale-lease back and finance lease	9,579,203	8,097,055

Non-current portion for finance lease	16,699,816	16,191,079
Non-current portion for failed sale and lease back	30,036,724	27,771,450
Total non-current portion of failed sale-lease back and finance lease	$46,736,540	$43,962,529

d) Interest expense

Interest expense incurred for the years ended December 31, 2018, 2019 and 2020 was $11,578,848, $12,329,336 and $6,464,266 of which $2,874,944, $3,169,518 and $258,190 has been capitalized in the carrying value of PPE and project assets.

12. OTHER CURRENT LIABILITIES

The Company’s other current liabilities are summarized below:

	At December 31,
	2019	2020
Payables for purchase of property, plant and equipment	$22,810,701	$8,958,993
Interest payable	1,009,090	411,087
Other tax payables	206,591	465,393
Accrued EPC warranty liabilities	183,941	196,322
Joint settlement payable(1)	-	7,500,000
Other (2)	2,953,012	2,296,838
	$27,163,335	$19,828,633

(1)	Joint settlement payable represents the Company portion of a settlement sum payable by the Related Party, ReneSola Singapore, to OCI Company Ltd.
(2)	Other as of December 31, 2020 mainly includes the payables for claims, audit fees and other professional service fees.

13. COMMON SHARES

Upon inception, the Company is authorized to issue a maximum of 500,000,000 no par value shares of a single class.

In September 2017, The Company issued 180,000,000 common shares with a fair value of $42,480,000 to ReneSola Singapore Pte Ltd., as a result from the share repurchase and subscription agreement with Mr. Xianshou Li, for the sale of the Company’s manufacturing and LED distribution businesses. Total issued shares of the Company as of December 2017 was 381,027,002.

In June 2018, the Company is authorized to issue a maximum of 600,000,000 no par value shares of a single class via approval by the Board of Directors (the “Board”).

In October 2019, the Company issued and sold to Shah Capital Opportunity Fund LP 100,000,000 newly issued common shares at a market price of $0.11 per share, for a total consideration of $11,000,000. The newly issued shares are subject to a 180 days lockup period. Net proceeds from the transaction are intended to be used to expand the Company global project development activities. Total issued shares of the Company as of December 2019 was 481,027,002.

In December 2020, the Company is authorized to issue a maximum of 800,000,000 no par value shares of a single class via Board approval. Further as of December 31, 2020, the Company issued additional 99,285,640 common shares via offerings with several institutional investors with total net proceeds of $41,495,212 after deducting placement agent fees and other offering expenses. Net proceeds from the transaction are intended to be used for expanding new solar project pipeline and general working capital purposes. Total issued shares of the Company as of December 2020 was 582,258,622.

14. SHARE BASED COMPENSATION

2007 Share Incentive Plan

On September 27, 2007, the Company adopted the ReneSola Ltd 2007 Share Incentive Plan (the “Plan”) that provides for grant of share options, restricted shares and restricted share units to employees in the Plan. A maximum of 7,500,000 authorized but unissued shares of the Company have been reserved and allocated to the Plan, whose shares were subsequently registered and are issuable upon exercise of outstanding options granted under the Plan. The Plan shall be administered by the Compensation Committee of the Board of Directors (the “Committee”). On July 27, 2010, the Company has amended the Plan so as to increase the number of authorized but unissued shares of the Company to 12,500,000 in accordance with the rules of the 2007 Share Incentive Plan. On December 21, 2020, the Company has amended the Plan to increase the number of authorized but unissued shares of the Company to 22,500,000 in accordance with the rules of the 2007 Share Incentive Plan.

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

Options to Employees

From January to December 2018, the Company granted 830,000 share options, representing 83,000 ADS to certain employees with exercise prices of $0.26. From January to December 2019, the Company granted 5,300,000 share options, representing 530,000 ADS to certain employees with exercise prices of $0.11 and $0.15. From January to December 2020, the Company granted 700,000 share options, representing 70,000 ADS to certain employees with an exercise price of $0.30 on the grant date.

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

On January 1, 2018, the Board of Directors approved an option modification to reduce the exercise price of certain options granted on January 1, 2014 to the then fair market value of the Company’s ordinary shares underlying such options. The number of shares, the expected terms were changed from 350,000 to 400,000, from 5 years to 3 years, respectively, other terms of the share option granted remain unchanged. The modification resulted in incremental compensation cost of $30,396, of which $10,132 and $10,132, $10,132 were recorded during the years ended December 31, 2018, 2019 and 2020, respectively.

On April 1, 2018, the Board of Directors approved another option modification to reduce the exercise price of certain options granted on June 21, 2010, August 24, 2010, August 8, 2012, March 8, 2016 and August 24, 2016 to the then fair market value of the Company’s ordinary shares underlying such options. The expected term was changed from 5 years to 3 years, other terms of the share option granted remain unchanged. The modification resulted in incremental compensation cost of $233,996, of which $58,499, $58,499 and $98,174 were recorded during the years ended December 31, 2018, 2019 and 2020, respectively. The remaining $18,824 will be amortized in 2021, the remaining vesting period of the modified options.

The fair value of each option grant, as well as the fair value of option immediately before and after the aforementioned modification, is estimated on the date of grant or modification using the Black-Scholes option pricing model using the assumptions noted below.

	Average risk-free rate of return	Weighted average expected option life	Volatility rate	Dividend yield
Granted in 2018	2.04-2.62%	3.2 years	51.06-56.88%	0%
Granted in 2019	1.60-1.82%	3.2 years	47.61-57.16%	0%
Granted in 2020	0.09-0.1%	1 year	104.01-119.20%	0%

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

A summary of the option activity is as follows:

	Number of Options	Weighted Average Exercise Prices	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
Options
Outstanding on January 1, 2018	6,165,000	0.71	1.64	-
Granted	830,000	0.26	3.50	-
Exercised	-	-	-	-
Forfeited	(1,535,000)	0.74	-	-
Outstanding on December 31, 2018	5,460,000	0.36	1.96	-
Granted	5,300,000	0.15	2.91	-
Exercised	-	-	-	-
Forfeited	(2,185,000)	0.43	-	-
Outstanding on December 31, 2019	8,575,000	0.21	0.14	-
Granted	700,000	0.30	0.97	-
Exercised	(1,945,980)	0.25	-	-
Forfeited	(25,000)	0.47	-	-
Outstanding on December 31, 2020	7,304,020	0.21	1.49	8,492,000
Vested or expected to vest at December 31, 2020	7,271,836	0.21	1.49	6,810,935
Exercisable at December 31, 2020	1,937,348	0.26	1.50	1,709,778

The weighted average grant date fair value of options granted during the years ended December 31, 2018, 2019 and 2020 was $0.10, $0.07 and $0.70 respectively.

Total intrinsic value of options exercised for the years ended December 31, 2019 and 2020 was nil and 811,268, respectively. Total proceeds from options exercised were nil and 484,038 for the years ended December 31, 2019 and 2020, respectively.

Compensation cost of $439,071, $348,916 and $369,187 has been charged against income during the years ended December 31, 2018, 2019 and 2020, respectively. As of December 31, 2020, there was $822,305 in total unrecognized compensation expense related to unvested options granted under the Plan, which is expected to be recognized over a weighted-average period of 1.18 years.

15. EMPLOYEE BENEFITS

In accordance with the relevant rules and regulations in the PRC, employees of the Company are covered by benefit plans established by the local government. These plans are defined contribution plans and Zhejiang ReneSola Investment Ltd. (“ReneSola Investment”), Sichuan Bo Bo Power Engineering Co., Ltd. (“Sichuan Bo Bo”) and ReneSola Shanghai Ltd (“ReneSola Shanghai”), have respectively contributed 14%, 17% and 17% of the basic salaries of their employees to such plans. In addition, ReneSola Investment, Sichuan Bo Bo and ReneSola Shanghai are required by PRC law to respectively contribute approximately 17%, 14.8% and 16.5% of the basic salaries of their employees for medical insurance benefits, housing funds, unemployment and other statutory benefits. Other than such contributions, there is no further obligation for payments to employees under these plans.

Total contributions were $765,379, $1,257,335 and $877,709 for the years ended December 31, 2018, 2019 and 2020, respectively.

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

In addition to the general reserve, the Company’s PRC subsidiaries are required to obtain approval from the local PRC government prior to distributing any registered share capital. Accordingly, both the appropriations to general reserve and the registered share capital of the Company’s PRC subsidiaries are considered as restricted net assets amounting to $19,505,000 and $32,500,000 as of December 31, 2019 and 2020, representing 14.2% and 17.7% of the Company’s total consolidated net assets as of December 31, 2019 and 2020, respectively.

17. EARNINGS/ (LOSS) PER ADS

Basic earnings/(loss) per ADS and diluted earnings/(loss) per ADS have been calculated as follows:

	For the years ended December 31,
	2018	2019	2020
Numerator:
Net income/(loss)	$5,096,480	$(11,680,155)	$2,155,987
Less: Net income/(loss) attributed to noncontrolling interests	3,336,769	(2,848,932)	(622,668)
Total net income/(loss) attributed to ReneSola Ltd	$1,759,711	$(8,831,223)	$2,778,655

Numerator for diluted income/(loss) per ADS	1,759,711	(8,831,223)	2,778,655

Denominator:
Denominator for basic earnings/(loss) per ADS - weighted average number of ADS outstanding	38,075,293	40,595,551	49,166,354
Dilutive effects of share options, RSUs and warrants	-	-	622,068
Denominator for diluted calculation - weighted average number of ADS outstanding*	38,075,293	40,595,551	49,788,422

Basic earnings/(loss) per ADS	0.05	(0.22)	0.06
Diluted earnings/(loss) per ADS	0.05	(0.22)	0.06

*Each ADS represents 10 common shares

The Company issues ordinary shares to its share depository bank which will be used to settle stock option awards upon their exercise. Any ordinary shares not used in the settlement of stock option awards will be returned to the Company. As of December 31, 2019 and 2020, there are 208,100 and 9,774,550 ordinary shares, respectively, are legally issued to the share depository bank but are treated as escrowed shares for accounting purposes and therefore, have been excluded from the computation of earnings/(loss) per share.

The Company uses income/(loss) from as the control number in determining whether those potential common shares are dilutive or antidilutive. That is, the same number of potential common shares used in computing the diluted per-share amount for income/(loss) shall be used in computing all other reported diluted per-share amounts even if those amounts will be antidilutive to their respective basic per-share amounts.

The following ordinary share equivalents were excluded from the computation of diluted net earnings/(loss) per share for the periods presented because including them would have been anti-dilutive:

	For the years ended December 31,
	2018	2019	2020
Share options	5,460,000	8,575,000	7,304,020

18. NON-CONTROLLING INTEREST

On April 27, 2018, the Company subsidiary, ReneSola Investment entered into an investment agreement with Jiashan Yaozhuang Modern Service Industry Comprehensive Development Co., Ltd. (“Jiashan Development”) to increase its registered share capital by accepting investment of RMB200 million ($30.9 million). After the Capital Injection, Jiashan Development owns 40.13% of ReneSola Investment. Net proceeds are used for working capital and capital expenditures to develop and deliver solar energy projects.

On December 31, 2019, the Company subsidiary, RPNC Holdings, LLC received contributions from non-controlling interest holders of subsidiaries, Fayetteville RG Solar, LLC with consideration of $13.1 million. Net proceeds are used for capital expenditures to construct solar energy projects.

19. RELATED PARTY BALANCES AND TRANSACTIONS

(a) Related party balances

	At December 31,
	2019	2020
Due from ReneSola Singapore (1) and its subsidiaries	$19,107,981	$16,887,295
Allowance for credit losses (2)	(4,308,679)	(9,853,290)
Due from ReneSola Singapore (1) and its subsidiaries, net	14,799,302	7,034,005

Due to ReneSola Singapore (1) and its subsidiaries	17,546,934	14,690,574

Due to related party balances, net	$2,747,632	$7,656,569

(b) Related party transactions

During the years ended December 31, 2018, 2019 and 2020, related party transactions with ReneSola Singapore Pte., Ltd and its subsidiaries were as follows:

	Years ended December 31,
	2018	2019	2020
Purchase of modules from	$12,466,413	$2,534,750	$-
Receiving services	-	-	26,070
Rendering of service to	5,168,278	834,875	299,626
Borrowing from (3)	17,273,194	793,269	12,827
Acquire project companies from (4)	11,286,840	-	-

(1)	After the disposal of the discontinued business in September 2017, ReneSola Singapore Pte., Ltd and its subsidiaries became a related party of the Company in that both ReneSola Singapore and the Company are under common control of Mr. Li Xianshou. The balances due from ReneSola Singapore and its subsidiaries were mainly for rendering service to them. The balances due to ReneSola Singapore and its subsidiaries were mainly for modules, raw materials that the Company purchased from them and borrowings from them.

(2)	Allowance for credit losses represented long-aging receivable balances from ReneSola Singapore Pte., Ltd and its subsidiaries for which the Company deemed there was a credit risk.

(3)	Represents borrowings under an agreement between the Company (“borrower”) and ReneSola Singapore (the “lender”). The lender grants to the borrower a loan in the principal amount of up to US$200 million with annual interest rate of 1%. There is no fixed repayment schedule of this loan.

(4)	In 2018, the Company acquired certain project companies from ReneSola Zhejiang Ltd and ReneSola Jiangsu Ltd for total cash consideration of $11.29 million for power generation purpose, which constituted an asset purchase. Total net assets of these acquired companies were $11.29 million.

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

The components of lease expenses consisted of the following:

		Year Ended December 31,
Lease cost	Classification	2020
Operating lease cost
Amortization of leased assets	Depreciation, amortization	$844,671
Interest on lease liabilities	Interest expense	1,618,331
Net lease cost		$2,463,002

Lease Term and Discount Rate	December 31, 2020
Weighted-average remaining lease term (years)
Operating leases	20
Weighted-average discount rate (%)
Operating leases	7.11%

Year Ended December 31,
Other information	2020
Cash paid for amount included in the measurement of lease liabilities
Operating cash flows from operating leases	$2,017,891

As of December 31, 2020, future minimum payments required under the operating lease are:

USD
Year ended December 31,
2021	$2,593,855
2022	1,815,179
2023	2,184,529
2024	1,768,723
2025	1,875,706
2026 and later	30,952,728
Total minimum lease payments	41,190,720
Less: Amount representing interest	(18,687,222)
Present value of net minimum lease payments	$22,503,498
Current portion	1,092,797
Non-current portion	21,410,701

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

(c) Guarantee

For the years ended December 31, 2019 and 2020, ReneSola Investment, a subsidiary of the Company, guaranteed failed sale-lease back for project companies within the Company with the amount of $1,766,035 and nil, respectively. In addition, the Company guaranteed rooftop lease for subsidiary of the related party of the Company.

21. SEGMENT REPORTING

The solar power projects segment was formed in 2015, and involves solar power project development, EPC services and electricity generation revenue. Ancillary revenues and expenses and other unallocated costs and expenses are recorded in other.

The Company separated the solar power project segment into three reportable segments, including solar power project development, EPC services and electricity generation revenue. Ancillary revenues and expenses and other unallocated costs and expenses are recorded in other.

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

The following table summarizes the Company’s revenues generated from each segment:

	Year ended December 31, 2018
	Solar power project development	Electricity generation revenue	EPC services	Other	Total
Net revenue	$48,784,766	$29,257,928	$18,544,164	$319,477	$96,906,335
Gross profit	$7,052,170	$17,673,474	$3,329,402	$14,701	$28,069,747

	Year ended December 31, 2019
	Solar power project development	Electricity generation revenue	EPC services	Other	Total
Net revenue	$90,096,551	$28,712,942	$69,751	$237,780	$119,117,024
Gross profit/(loss)	$17,571,303	$16,763,190	$(178,414)	$69,969	$34,226,048

	Year ended December 31, 2020
	Solar power project development	Electricity generation revenue	EPC services	Other	Total
Net revenue	$49,160,215	$23,547,162	$-	$795,506	$73,502,883
Gross profit/(loss)	$4,374,238	$11,668,935	$-	$642,609	$16,685,782

The following table summarizes the Company’s revenues generated by the geographic location of customers:

	Years ended December 31,
	2018	2019	2020
China	$45,395,811	$24,470,827	$16,557,196
United States	15,445,744	9,277,514	4,388,241
Canada	-	-	15,557,800
Romania	1,824,411	3,193,215	5,709,713
UK	31,169,458	3,853,687	655,102
Turkey	2,129,085	-	-
France	941,826	730,962	152,548
Poland	-	59,884,835	10,008,838
Hungary	-	17,705,984	20,473,445
Total	$96,906,335	$119,117,024	$73,502,883

22. SUBSEQUENT EVENTS

On January 8, 2021, the Company announced direct offering of 2,500,000 of American Depositary Shares (ADSs), each representing 10 ordinary shares, at a purchase price of $16 per ADS. The gross proceeds were $40 million before deducting placement agent fees and other offering expenses. The Company intends to use the net proceeds to expand its solar project pipeline (including combined solar/storage initiatives), to fund possible strategic acquisitions, and to meet general working capital needs.

On January 26, 2021, the Company announced direct offering of 10,000,000 of American Depositary Shares (ADSs), each representing 10 ordinary shares, at a purchase price of $25 per ADS. The gross proceeds were $250 million before deducting placement agent fees and other offering expenses. The Company intends to use the net proceeds to expand its solar project pipeline (including combined solar/storage initiatives), to fund possible strategic acquisitions, and to meet general working capital needs.

The Company performed an evaluation through April 28, 2021, which is the date the financial statements were issued, and did not identify any other material events or transactions that would require adjustment to or disclosure in these consolidated financial statements.

