Form 20-F
period 2021-12-31
ReneSola Ltd
filed 2022-04-29
CIK 1417892

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021.

OR

☐TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing	SOL	New York Stock Exchange
10 shares, no par value per share

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

671,510,912 shares, no par value per share, as of December 31, 2021.

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
Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

●	“we,” “us,” “our company,” “our” or “ReneSola Power” refers to ReneSola Ltd, a British Virgin Islands company, its predecessor entities and its subsidiaries;
●	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report on Form 20-F only, Taiwan, and the special administrative regions of Hong Kong and Macau;
●	“RMB” or “Renminbi” refers to the legal currency of China; all references to “$,” “dollars” and “U.S. dollars” refer to the legal currency of the United States;
●	“ADSs” refers to our American depositary shares, each of which represents 10 shares, and “ADRs” refers to the American depositary receipts that evidence our ADSs;
●	“shares” refers to shares of ReneSola Ltd with no par value;
●	“DG projects” refers to distributed generation solar power projects, including ground-mounted distributed generation projects and rooftop distributed generation projects;
●	“FIT” refers to feed-in tariff(s), the government guaranteed and subsidized electricity sale price at which solar power projects can sell to the national power grids, which is set by the central government;
●	“ground-mounted projects” refers to solar power projects built on the ground, consisting of ground-mounted DG projects and utility-scale projects;
●	“ground-mounted DG projects” refers to small-scale ground-mounted projects with lower grid connection voltage grade and with a substantial portion of the electricity generated to be consumed within the substation area of the grid connection points;
●	“MW” refers to megawatts;
●	“rooftop DG projects” refers to distributed generation solar power projects built on roof tops; and
●	“utility-scale projects” refers to ground-mounted projects that are not ground-mounted DG projects.

All discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report on Form 20-F includes our audited consolidated balance sheets as of December 31, 2020 and 2021 and our audited consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2019, 2020, and 2021.

This annual report contains translations of certain Renminbi amounts into U.S. dollars at the rate of RMB 6.3726 to $1.00, the noon buying rate in effect on December 30, 2021 as set forth in the H.10 Statistical Release of the Federal Reserve Board. We make no representation that the Renminbi or dollar amounts referred to in this annual report on Form 20-F could have been or could be converted into dollars or Renminbi, as the case may be, at any particular rate or at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Fluctuations in exchange rates may have a material adverse effect on your investment.” On April 15, 2022, the noon buying rate was RMB 6.3705 to $1.00.

PART I

ITEM 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.KEY INFORMATION

We are a British Virgin Islands holding company and conduct all of our operations in multiple jurisdictions where we operate through our operating subsidiaries. Investors in the ADSs are not purchasing equity securities of our operating subsidiaries but instead are purchasing equity securities of a British Virgin Islands holding company. We face various legal and operational risks and uncertainties associated with having a portion of our operations in China and the complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offerings conducted overseas and foreign investment in China-based issuers, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, which may negatively impact our ability to conduct certain businesses, access foreign investments, or list on foreign stock exchange. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. For a detailed description, see “—D. Risk Factors—Risks Related to Doing Business in China.”

Our auditor, Grant Thornton, is an independent registered public accounting firm that issues the audit reports included elsewhere in this annual report. Our auditor was subject to the determinations made by the Public Company Accounting Oversight Board (United States), or the PCAOB, on December 16, 2021, and as a result, the PCAOB is not able to fully inspect our auditor. The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. In accordance with the HFCA Act, trading in our ADSs on a national securities exchange or in the over the counter trading market in the United States may be prohibited if the PCAOB determines that it cannot inspect or fully investigate our auditor for three consecutive years beginning in 2021, and, as a result, an exchange may determine to delist our ADSs. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. See “—D. Risk Factors—Risks Related to Doing Business in the PRC—Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditor who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.”

A.	[Reserved]

B.Capitalization and Indebtedness

Not applicable.

C.Reasons for the Offer and Use of Proceeds

Not applicable.

D.Risk Factors

The following risks relate principally to the industry in which we operate and our business in general. Any of these risk factors could materially and adversely affect our business, financial condition or operating results and the trading price of our common shares.

Summary of Risk Factors

Risks Related to Our Business

●	Developing and operating solar power projects exposes us to various operational risks and our result of operations may be subject to fluctuations.
●	Solar project development is challenging and may ultimately not be successful and miscalculations in planning a project may negatively affect our engineering, procurement and construction, or EPC, prices, all of which could increase our costs, delay or cancel a project, and have a material adverse effect on our business, financial condition, results of operations and profit margins.
●	Expansion of the pipeline of our solar power project business exposes us to a number of risks and uncertainties.
●	Our development activities may be subject to cost overruns or delays, which may result in reduction or forfeiture of FIT payments or would materially and adversely affect our financial results and results of operations.
●	We may not be able to develop or acquire additional attractive solar power projects to grow our NTP portfolio.
●	Our financial leverage may hamper our ability to expand and may materially affect our results of operations. Our borrowing levels and the tightening of credit generally in the industry in the PRC may adversely impact our ability to obtain new financing.
●	We face a number of risks involving PPAs and project-level financing arrangements, including failure or delay in entering into PPAs, defaults by counterparties and contingent contractual terms such as price adjustment, termination, buy-out, acceleration or other clauses, all of which could materially and adversely affect our business, financial condition, results of operations and cash flows.
●	We may not be able to identify suitable sites and obtain related access and use right to expand our project pipeline.
●	Our legal rights to certain real properties used for our solar power projects are subject to third party rights and may be challenged by property owners or third parties.
●	We may be subject to unforeseen costs, liabilities or obligations when operating and maintaining solar power projects.

Risks Related to Doing Business in China

●	Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.
●	It may be difficult for overseas regulators to conduct investigations or collect evidence within China.
●	The approval of or filing with the CSRC or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.
●	PRC governmental authorities may intervene or influence our operations at any time, which could result in a material adverse change in our operation and the value of our ADSs. Also, PRC governmental authorities’ oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and result in a material adverse change in our operations and the value of our ADSs.

●	Failure to comply with governmental regulations and other legal obligations concerning data protection and cybersecurity may materially and adversely affect our business, as we routinely collect, store and use data during the conduct of our business.
●	We may fail to comply with laws and regulations regarding the development, construction and operation of solar power projects and solar production projects in China.
●	Uncertainties with respect to the PRC legal system could adversely affect us.
●	Our ability to make distributions and other payments to our shareholders depends to a significant extent upon the distribution of earnings and other payment made by our subsidiaries.

Risks Related to Doing Business in International Markets Outside of China

●	Our business, prospects, financial condition, results of operations and cash flows may be adversely affected by developments that are beyond our control in other countries.

Risks Related to Our ADSs, Warrants and Shares

●	The market price for our ADSs may be volatile; the value of the warrants could be significantly affected by the market price of the ADSs and other factors.
●	Our existing principal shareholders have substantial influence over our company, and their interests may not be aligned with the interests of our other shareholders.
●	We may need additional capital and may sell additional ADSs or other equity, equity-linked or debt securities or incur indebtedness, which could result in additional dilution to our shareholders or increase our debt service obligations.
●	Future issuances of shares or ADSs may adversely affect the price of the ADSs.
●	As a holder of our ADSs, you may not have the same voting rights as the holders of our shares and may not receive voting materials in time to be able to exercise your right to vote.

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

Development of solar power projects can take many months or years to complete and may be delayed for reasons beyond our control. These projects often require us to make some up-front payments for, among other things, land/rooftop use rights and permitting in advance of commencing construction, and revenue from these projects may not be recognized for several additional months following contract signing. Any inability or significant delays in entering into sales contracts with customers after making such up-front payments could adversely affect our business and results of operations. Furthermore, we may become constrained in our ability to simultaneously fund our other investment in such projects.

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

The development of solar projects involves numerous risks and uncertainties and requires extensive research, planning and due diligence. We may be required to incur significant amounts of capital expenditure for land/rooftop use rights, interconnection rights, preliminary engineering, permits, legal and other expenses before we can determine whether a solar power project is economically, technologically or otherwise feasible. Success in developing a solar power project is contingent upon, among other things:

●	securing investment or development rights;
●	securing suitable project sites, necessary rights of way, satisfactory land/rooftop use or access rights in the appropriate locations with capacity on the transmission grid and related permits, including completing environmental assessments and implementing any required mitigation measures;
●	rezoning land, as necessary, to support a solar power project;
●	negotiating satisfactory EPC agreements;
●	negotiating and receiving required permits and approvals for project development from government authorities on schedule;
●	completing all required regulatory and administrative procedures needed to obtain permits and agreements;
●	procuring rights to interconnect the solar power project to the electric grid or to transmit energy;
●	paying interconnection and other deposits, some of which are non-refundable;
●	signing grid connection and dispatch agreements, power purchase agreements, or PPAs, or other arrangements that are commercially acceptable, including adequate for providing financing;
●	obtaining project financing, including debt financing and own equity contribution; and
●	negotiating favorable payment terms with suppliers;
●	completing construction on schedule in a satisfactory manner.

Successful completion of a particular solar project may be adversely affected by numerous factors, including without limitation:

●	unanticipated changes in project plans or defective or late execution;
●	difficulties in obtaining and maintaining governmental permits, licenses and approvals required by existing laws and regulations or additional regulatory requirements not previously anticipated;
●	potential challenges from local residents, environmental organizations, and others who may not support the project;
●	uncertainty in the timing of grid connection;

●	the inability to procure adequate financing with acceptable terms, especially for EPC;
●	unforeseeable engineering problems, construction or other unexpected delays and contractor performance shortfalls;
●	labor, equipment and materials supply delays, shortages or disruptions, or work stoppages;
●	adverse weather, environmental and geological conditions, force majeure and other events out of our control; and
●	cost overruns, due to any one or more of the foregoing factors.

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

As our net revenue is derived from our solar power project business, we will be increasingly exposed to the risks associated with solar power projects. Further, our future success largely depends on our ability to expand our solar power project pipeline. The risks and uncertainties associated with our solar power project business and our ability to expand our solar power project pipeline include:

●	the need to raise funds to develop greenfield or purchase late-stage solar power projects, which we may be unable to obtain on commercially reasonable terms or at all;
●	the uncertainty of being able to sell the projects or secure purchasers in a timely manner, in which case we may need to operate such projects for an extended period of time;
●	the uncertainty of being able to receive full payment for the sold projects upon completion or receive payment in a timely manner;
●	failure of our business partners with which we work together under certain cooperation agreements to operate in a way satisfactory to us or any disputes with our business partners to develop projects or enter new geographic markets;
●	delays and cost overruns as a result of a number of factors, many of which are beyond our control, including delays in regulatory approvals, construction, grid-connection and customer acceptance testing;
●	delays or denial of required approvals, permits or licenses by relevant government authorities in connection with the construction, grid-connection and operation of solar power projects;
●	failure to negotiate favorable payment terms with suppliers;

●	unforeseeable engineering problems, construction or other unexpected delays and contractor performance shortfalls;
●	labor, components and materials supply delays, shortages or disruptions, or work stoppages;
●	failure to grid connection and dispatch agreements, execute power purchase agreements or other arrangements that are commercially acceptable to us;
●	diversion of significant management attention and other resources;
●	failure to execute our project pipeline expansion plan effectively; and
●	changes in government regulations and policies.

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

Other difficulties executing this business strategy, particularly in new jurisdictions we may enter, include:

●	accurately prioritizing geographic markets for entry, including estimates on addressable market demand;
●	obtaining construction, environmental and other permits and approvals;
●	securing land, rooftop or other site control;
●	managing local operational, capital investment or components sourcing regulatory requirements;
●	connecting to the power grid on schedule and within budget;
●	connecting to the power grid if there is insufficient grid capacity;
●	identifying, attracting and retaining qualified development specialists, technical engineering specialists and other personnel;
●	managing any acquired assets or assets held under affiliates;
●	securing cost-competitive financing on attractive terms;
●	operating and maintaining solar power projects to maintain the power output and system performance; and
●	collecting FIT payments and other economic incentives as expected.

Our financial leverage may hamper our ability to expand and may materially affect our results of operations. Our borrowing levels and the tightening of credit generally in the industry in the PRC may adversely impact our ability to obtain new financing.

We have relied on working capital, short-term and long-term financing, including development loan financings, construction loan financings and project financings, and capital market financings to fund our capital requirements and expect to continue to do so in the future. These financings, which consist of short-term borrowings, long-term borrowings, bond and other long-term liabilities, are primarily from financial institutions and fund investors globally, as well as financing lease companies in China. During 2021, we repaid bonds and borrowing totaled over $41 million. As of December 31, 2021, we had long-term borrowings of $61.5 thousand and failed sale-lease back and finance lease liabilities of $41.3 million.

We had a working capital of $294.1 million as of December 31, 2021 and the amount of our borrowings and financing liabilities could constrain our operational flexibility, including requiring a substantial portion of our cash flows to be set aside to service our debt obligations, increasing our exposure to interest rate fluctuations and limiting our ability to obtain additional financing. Furthermore, governments may pass measures to tighten credit. All the above may impair our ability to obtain financing on favorable terms, or at all. In addition, we may not be able to raise necessary funding on favorable terms, or at all, to refinance our debt obligations. If our cash flows and capital resources are insufficient to service our debt obligations, our business, prospects and financial conditions may be materially and adversely affected. If we fail to obtain additional sources of financing, we may not be able to continue to fund our operations or business.

As needed, we intend to obtain additional debt obligations to finance our operations and future expansion. To the extent we are successful in obtaining additional financing, we will allocate an increasing portion of our cash flows to service our debt obligations. This could impair our ability to make necessary capital expenditures, develop business opportunities or make strategic acquisitions. Our business may not generate sufficient cash flows from operations in the future to service our debt and make necessary capital expenditures, in which case we may seek additional financing, dispose of certain assets or seek to refinance some or all of our debt. In addition, these alternatives may not be implemented on satisfactory terms, if at all. In the event we are unable to meet our debt obligations when they become due or if our creditors take legal action against us for repayment upon any default, we may have to liquidate our long-term assets to repay our creditors. Such a situation would materially and adversely affect our operations and prevent us from successfully implementing our business strategy. In addition, we may have difficulty converting our long-term assets into current assets in such a situation and may suffer losses from the sale of our long-term assets and may not be able to continue our business.

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

We may not be able to identify suitable sites and obtain related access and use right to expand our project pipeline.

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

Even if we sign investment or development agreements, we may not be able to find and secure the use rights to suitable project sites for the relevant projects. We generally obtain land for our ground-mounted projects through land use right granting or assignment by the government, or leasing from the land owners; and obtain the access and use rights for our rooftop DG projects through leasing from the roof top owners. Our rights to the properties used for our solar power projects may be challenged by property owners or other third parties, in case of any disputes over the ownership or lease of the properties. It is critical to guarantee and maintain our land use right on the land parcel and access and use right on the roof top during the life cycle of solar power projects. In case the relevant lease agreement was determined null and void by the competent authorities or our land use right and access and use right on roof top were recouped by the government, our solar power projects may be forced to cease operations and our results of operation and financial condition will be materially adversely affected.

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

In China, we can sell the electricity in gross metering or net metering. Under gross metering, electricity is sold to The State Grid Corporation of China, or the State Grid, an enterprise which constructs and operates power grids and is a pilot state holding company approved by the State Council of China to carry out state-authorized investment. Under the net metering, we first sell the electricity to non-State Grid power purchasers and the remaining unpurchased electricity to the State Grid. Before we can supply the electricity to our power purchasers, we are required to enter into the grid connection and dispatch agreements with the grid providers and energy management contracts, or EMCs, including PPAs with the power purchasers. Grid connection and dispatch agreements generally have terms of 1 to 5 years and are, in practice, subject to renewal by the parties when original terms expire. The EMCs, which provide the terms and pricing of the sales and include the PPAs, are for 20 years and are subject to renewal by the parties when original terms expire. If we are unable to renew the agreements upon expiration, we may not be able to replace them with agreements with equivalent terms and conditions, or at all, or we may experience significant delays or costs related to securing replacements. If we are unable to agree with the grid providers on a new grid connection and dispatch agreements, the affected solar power project may temporarily or permanently cease operations, and we may not be able to operate the project beyond the initial term of the EMCs and PPAs. See also “—We face a number of risks involving PPAs and project-level financing arrangements, including failure or delay in entering into PPAs, defaults by counterparties and contingent contractual terms such as price adjustment, termination, buy-out, acceleration or other clauses, all of which could materially and adversely affect our business, financial condition, results of operations and cash flows.” In addition, if, for any reason, the grid providers are unable or unwilling to fulfill their related contractual obligations or if they refuse to accept delivery of electricity delivered thereunder or otherwise terminate such agreements prior to the expiration thereof, our business, financial condition, results of operations and cash flow could be materially adversely affected.

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

Our ability to obtain external financing is subject to a number of uncertainties, including:

●	our future financial condition, results of operations and cash flows;
●	the general condition of global equity and debt capital markets;
●	regulatory and government support in the form of tax credits, rebates, FIT price support schemes and other incentives;
●	the continued confidence of banks and other financial institutions in our company and the solar industry;
●	economic, political and other conditions in the jurisdictions where we operate; and
●	our ability to comply with any financial covenants under the debt financing.

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

We intend to closely match our solar power projects and electricity to the market demand for our products. Any failure to accurately predict market demand may result in our below-supply or oversupply of our solar power projects and electricity required to meet the market demand. Our ability to achieve a balance is subject to significant risks and uncertainties, including:

●	the ability to maintain existing customer relationships, attract new customers and expand our market share;
●	the ability to maintain a financially healthy level of liquidity, and to manage our liquidity if we are unable to obtain additional funds and/or refinance existing debt on commercially viable terms or at all;
●	the occurrence of construction delays and cost overruns;
●	the occurrence of industrial disturbances, which are more likely to arise when we suffer overcapacity and our workers are not fully employed, or when our suppliers are not paid in a timely fashion;
●	the ability to install and test the solar system according to the agreed time schedule;
●	the delay or denial of required approvals by relevant government authorities; and
●	any significant diversion of management attention.

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

Our business is affected by conditions in the solar project market and industry. In December 2016 and December 2017, the NDRC announced the reduction in FITs for utility-scale solar plants. On June 7, 2021 the NDRC announced that commencing from 2021, the DG projects deployed in commercial and industrial sites will not be entitled to any subsidiary from the Central Government. The administration of the previous U.S. President Donald Trump had less favorable policies for industries engaged in clean energy. As a result, many solar power project developers and solar system installers, like us, were adversely affected and the financial condition weakened. In addition, decreases in prices of other energies, such as oil, electricity and wind power, may also negatively affect the demand for solar power projects. The solar industry is also expected to continue to be highly competitive due to more new entrants to the solar project market and upstream solar manufacturing players moving to the downstream project business. If the supply of solar projects grows faster than demand, and if governments continue to reduce financial support for the solar industry, impose trade barriers or impose curtailments in the solar industry, demand for our projects, as well as our average selling price, could be materially and adversely affected.

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

The solar market is still in development and the extent of acceptance of solar power projects remains uncertain. Historical and current market data on the solar power industry are not as readily available as those for established industries where trends can be assessed more reliably from data gathered over a longer period of time. In addition, demand for solar power projects has not developed as fast as many market players have anticipated although the solar industry continues to experience lower costs, improved efficiency and higher electricity output. Many factors may affect the viability of widespread adoption of solar power projects technology and demand for solar power projects, including:

●	cost-effectiveness, performance and reliability of solar power projects compared to conventional and other renewable energy sources and products; and the availability of grid capacity to dispatch power generated from solar power projects;
●	success of other alternative energy generation technologies, such as wind power, hydroelectric power and biomass;
●	environmental concerns related to solar power projects and other local permit issues;
●	public perceptions of the direct and indirect benefits of adopting renewable energy technology;
●	fluctuations in economic and market conditions that affect the viability of conventional and other renewable energy sources, such as increases or decreases in the prices of oil and other fossil fuels or decreases in capital expenditures by end-users of solar power projects;
●	fluctuations in interest rates, which may affect the effective prices paid for solar power projects by end-users who rely on long-term loans to finance their purchases;
●	the cost of capital and availability of credit, loans and other forms of financing for solar power projects;
●	the availability of government subsidies and incentives to support the development of the solar industry;
●	regulations and policies governing the electric utility industry that may present technical, regulatory and economic barriers to the purchase and use of solar energy; and

●	deregulation of the electric power industry and the broader energy industry.

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

We may not be able to locate third party purchasers for our solar projects in a timely manner, or at all, or we may not be able to timely renew or replace expiring PPAs or other contractual arrangements.

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

As we continue to expand our business internationally, our international business may expose us to a number of risks with respect to our international marketing, distribution and sales activities, including:

●	fluctuations in currency exchange rates, such as exchange rate volatility between the Euro and the U.S. dollar and the Renminbi against the U.S. dollar;
●	increased costs associated with maintaining marketing efforts in various countries;
●	the increased cost of understanding local markets and trends and developing and maintaining an effective marketing and distribution presence in various countries;
●	difficulty and costs relating to compliance with the different commercial, environmental and legal requirements of the overseas markets in which we offer our products;
●	difficulty in engaging and retaining sales personnel who are knowledgeable about, and can function effectively in, overseas markets and manage the overseas operations;
●	the difficulty of managing the development, construction and sale of our solar power projects on a timely and profitable basis as a result of technical difficulties, commercial disputes with our customers and changes in regulations, among other factors;
●	the difficulty of providing customer service and support in various countries;
●	any failure to develop appropriate risk management and internal control structures tailored to overseas operations;
●	differing regulatory and tax regimes across different markets;
●	trade barriers, such as export requirements, tariffs, taxes and other restrictions and expenses, which could increase the prices of solar modules and therefore raise the costs for our solar power projects and make us less competitive in some countries;
●	protectionism on the rise, as evidenced by the decision of Great Britain to leave the European Union and the continuation of the hawkish U.S. trade policies towards China, including imposed tariffs on goods imported from China;
●	failure to comply with international sanction laws, including the rules and regulations promulgated by the office of Foreign Assets Control of the U.S. Department of the Treasury;

●	failure to control the increase of our operating expenses without a commensurate increase in our revenues as we hire additional sales and marketing personnel in connection with the expansion of our sales business; and
●	any unanticipated events related to Russia-Ukraine war could impact our operation in Poland .

If we are unable to effectively manage these risks related to international sales, our ability to expand our business abroad will be materially and severely impaired.

We conduct our business globally and are subject to global and local risks related to economic, regulatory, social and political uncertainties.

We conduct our IPP business and/or project development business in a number of countries, such as United States, China, Poland, Hungary, Spain, France, UK, Germany and Italy. Within the United States, our business footprints spread over many states and the idiosyncrasies of those states in terms of regulatory environment and legal framework may have a material impact on our local operations. Our business is therefore subject to diverse and constantly changing economic, regulatory, social and political conditions in the jurisdictions in which we operate.

Conducting business in the international markets exposes us to a number of risks globally and in each of the jurisdictions where we operate, including, without limitation:

●	economic and financial conditions, including the stability of credit markets, foreign currency controls and fluctuations;
●	the supply and prices of other energy products such as oil, coal and natural gas in the relevant jurisdictions;
●	changes in government regulations, policies, tax, subsidies and incentives, particularly those concerning the electric utility industry and the solar industry;
●	complex regulations in numerous jurisdictions, including political risks, including risks of expropriation and nationalization of assets, potential losses due to civil unrests, acts of terrorism and war, regional and global political or military tensions, strained or altered foreign relations, and protectionism;
●	compliance with local environmental, safety, health and other labor laws and regulations, which can be onerous and costly, as the magnitude, complexity and continuous amendments to the laws and regulations are difficult to predict and liabilities, costs, obligations and requirements associated with these laws and regulations can be substantial;
●	dependence on governments, utility companies and other entities for electricity, water, telecommunications, transportation and other utilities or infrastructure needs;
●	local corporate governance and other legal requirements;
●	difficulties with local operating and market conditions, particularly regarding customs, taxation and labor; and
●	failure of our contractual parties to honor their obligations to us, and potential disputes with clients, contractors, suppliers or local residents or communities.

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

The COVID-19 pandemic has also caused significant volatility in the financial markets, undermining investors’ confidence in the growth of countries and businesses. Currencies in many of the countries where we operate suffered a significant depreciation against the U.S. dollar as compared to December 31, 2020, which increased the cost of some of our development supplies and therefore negatively affected our financial results. In 2021, our business operation had substantially returned to certain normal levels in general. However, COVID Delta and Omicron variance did continue affecting our business from time to time in 2021. Supply issues and electricity price surge did impact module price hike and affect our operation in China. Recently, there has been an increasing number of COVID-19 cases, including the COVID-19 Delta and Omicron variant cases, in multiple cities in China. As a result, various measures, including travel restrictions and stay-at-home orders, have been reinstated and we may have to adjust various aspects of our operations. In addition, the highly-contagious Delta and Omicron variants of COVID-19 have caused authorities in various countries to reimpose restrictions such as mask mandates, curfews and prohibitions on large gatherings. There remain significant uncertainties surrounding COVID-19, including the existing and new variants of COVID-19, and its further development as a global pandemic, including the effectiveness of vaccine programs against existing and any new variants of COVID-19. In addition, the long-term economic effects of the COVID-19 pandemic may include lower or negative growth rates in the markets where we operate and shift to lower margin for our products.

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

In order to develop solar power projects, we must obtain a variety of approvals, permits and licenses from various authorities. The procedures for obtaining such approvals, permits and licenses vary from country to country, making it onerous and costly to track the requirements of individual localities and comply with the varying standards. Moreover, sovereign states retain the power to adjust their energy policies and alter approval procedures applicable to us. If the regulatory requirements become more stringent or the approval process becomes less efficient, the key steps in our business operations including project development, facility upgrading and product sales, could be severely disrupted or delayed. Failure to obtain the required approvals, permits or licenses or to comply with the conditions associated therewith could result in fines, sanctions, suspension, revocation or non-renewal of approvals, permits or licenses, or even criminal penalties, which could have a material adverse effect on our business, financial condition and results of operations.

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

If we are presented with appropriate opportunities, we may make additional investment into our solar power projects or acquire or invest in businesses or assets that are strategically important to our business or form alliances with key players in the solar power industry to further expand our business. Such acquisitions and investments could expose us to potential risks, including risks associated with the assimilation of new operations, technologies and personnel, unforeseen or hidden liabilities, the inability to generate sufficient revenue to offset the costs and expenses of acquisitions and potential loss of, or harm to, our relationships with employees, customers and suppliers as a result of the integration of new businesses. We may not be able to maintain a satisfactory relationship with our partners or handle other risks associated with future alliances, which could adversely affect our business and results of operations. Investments in new businesses may also divert our cash flow from servicing our debt and making necessary capital expenditures. In addition, we may incur impairment losses on our acquisitions and investments in equity securities.

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

A system of financial controls and procedures is necessary to ensure that information about our financial results is recorded, processed, summarized, and reported in an accurate and timely fashion. Effective internal control over financial reporting is necessary for us to provide reliable financial reports and prevent fraud. If we cannot disclose required information or provide reliable financial reports, we may not be able to manage our business as effectively as we would if an effective control environment existed, and our business and reputation may be harmed.

Prior to December 31, 2019, management and our independent registered public accounting firm identified that we had a material weakness because we lacked sufficient personnel with an appropriate level of knowledge of U.S. GAAP and financial reporting. Although we have taken certain steps to address this deficiency, including (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function, (ii) further increasing the accounting and SEC reporting acumen and accountability of our finance organization employees through training programs designed to enhance these employees’ competency with respect to U.S. GAAP and SEC reporting; (iii) enhancing our monitoring controls over financial reporting, including additional review by our chief financial officer, and other senior finance staff over the application of U.S. GAAP accounting requirements, the selection and evaluation of U.S. GAAP accounting policies, critical accounting judgments and estimates, reporting and disclosures; and it is no longer a material weakness based on the assessment of management, it is possible that we may have a material weakness identified in the future if the controls and procedures we have implemented are inadequate.

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

We rely primarily on trade secrets, employee contractual protections and other contractual restrictions to establish and protect our intellectual properties and proprietary rights. Nevertheless, these afford only limited protection and the actions we take to protect our intellectual property rights may not be adequate to provide us with meaningful protection or commercial advantage. As a result, third parties may be able to use the technologies that we have developed and compete with us, which could have a material adverse effect on our business, financial condition or operating results. In addition, contractual arrangements, such as the confidentiality and non-competition agreements and terms between us and our personnel, afford only limited protection and the actions we may take to protect our trade secrets and other intellectual property may not be adequate. Our failure to protect our intellectual property and proprietary rights may undermine our competitive position. Third parties may infringe or misappropriate our proprietary technologies or other intellectual property and proprietary rights. Policing the unauthorized use of proprietary technology can be difficult and expensive. In particular, the laws and enforcement procedures of the PRC and certain other countries are uncertain or do not protect intellectual property rights to the same extent as the laws and enforcement procedures of the United States do. We cannot assure you that we will not be involved in other intellectual property litigations that might adversely affect our results of operations and financial condition in the future. Litigation relating to our intellectual property might result in substantial costs and diversion of resources and management attention away from our business. An adverse determination in any such litigation will impair our intellectual property and proprietary rights and may harm our business, prospects and reputation.

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

The LIBOR benchmark has been subject to national, international, and other regulatory guidance and proposals for reform. On July 27, 2017, the Financial Conduct Authority announced its desire to phase out the use of LIBOR by the end of 2021, which may affect investments and borrowings. Since December 31, 2021, all EUR, GBP, JPY and Swiss Franc LIBOR settings and the 1-week and 2-month USD LIBOR settings have ceased to be published or are no longer representative, and after June 30, 2023, the overnight, 1-month, 3-month, 6-month and 12-month USD LIBOR settings will cease to be published or will no longer be representative.

The U.S. Federal Reserve has also begun publishing a Secured Overnight Funding Rate which is intended to replace USD LIBOR. Plans for alternative reference rates for other currencies have also been announced. It is not possible to predict how investment markets will respond to these new rates, and the effect that any changes in LIBOR or the discontinuation of LIBOR might have on new or existing financial instruments, including the effectiveness or ineffectiveness of hedges. However, such changes may adversely impact the value of some of our current or future investments.

Changes may adversely affect the market for securities referencing LIBOR, which in turn could have an adverse effect on LIBOR-linked investments. In addition, changes or reforms to the determination or supervision of LIBOR may result in a sudden or prolonged increase or decrease in reported LIBOR, which could have an adverse impact on the market for LIBOR-based securities. We may need to negotiate with the commercial bank to determine an alternative reference rate for our credit facility agreement, which may perform differently than LIBOR. Any changes to benchmark rates could have an impact on our cost of funds and our access to the capital markets, which could impact our results of operations and cash flows.

We have limited insurance coverage and may incur losses resulting from product liability claims or business interruptions.

As the insurance industry is still developing in China, the product liability insurance and business interruption insurance available in China offer limited coverage compared to that offered in many other countries. We currently maintain property insurance and machine damage insurance for all the projects we operate, and director and officer liability insurance. We may also maintain other insurances, including commercial general liability insurance, public liability insurance, construction insurance, builder risks insurance, as well as key-man life insurance, from time to time depending on our financing needs. We do not maintain any insurance for business interruption. Any business disruption or natural disaster could result in substantial costs and a diversion of resources, which would have an adverse effect on our business and results of operations.

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

Risks Related to Doing Business in China

Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.

The Holding Foreign Companies Accountable Act (the “HFCAA”) was enacted on December 18, 2020, states that if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC should prohibit our shares or ADSs from being traded on a national securities exchange or in the over the counter trading market in the U.S.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in Mainland China and Hong Kong. The PCAOB identified our auditor as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely. In March 2022, the SEC issued its first list of issuers identified under the HFCAA indicating that the companies on the list are now formally subject to the delisting provisions if they remain on the list for three consecutive years. After we file this annual report on Form 20-F, we may be identified by the SEC under the HFCAA as having filed audit reports issued by a registered public accounting firm that cannot be inspected or investigated completely by the PCAOB.

Whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on the annual report on Form 20-F for the year ending December 31, 2023, which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our and our auditor’s control. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list our securities on a non-U.S. exchange or that a market for our securities will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. In addition, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would materially and adversely affect our business, financial condition, and prospects.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. On December 14, 2021, the Accelerating Holding Foreign Companies Accountable Act was formally introduced to the U.S. House of Representatives for consideration. On February 4, 2022, the U.S. House of Representatives passed the America Competes Act of 2022, which includes the exact same amendments as the bill passed by the Senate. The America Competes Act however includes a broader range of legislation not related to the HFCA Act in response to the U.S. Innovation and Competition Act passed by the Senate in 2021. The U.S. House of Representatives and U.S. Senate will need to agree on amendments to these respective bills to align the legislation and pass their amended bills before the President can sign into law. It is unclear when the U.S. Senate and U.S. House of Representatives will resolve the differences in the U.S. Innovation and Competition Act and the America Competes Act of 2022 bills currently passed, or when the U.S. President will sign on the bill to make the amendment into law, or at all. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA is reduced from three years to two, then our shares and ADSs could be prohibited from trading in the United States in 2023.

It may be difficult for overseas regulators to conduct investigations or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanisms. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretations of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties you may face in protecting your interests.

The approval of or filing with the CSRC or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

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

Notwithstanding the above, on July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council issued the Opinions on Strictly Cracking Down Illegal Securities Activities in accordance with the Law (the “Opinions on Securities Activities”), which announced the plans to take effective measures to enhance the administration over illegal securities activities and the supervision on the offering and listing of PRC domestic companies in an overseas market, including promoting the construction of relevant regulatory systems.

On December 24, 2021, the CSRC promulgated the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (the “Draft Overseas Listing Administration Provisions”), and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (the “Draft Overseas Listing Filing Measures”), which, if become effective, require that a PRC domestic company that seeks to offer and list securities in an overseas market, whether through direct or indirect form, to file the required documents with the CSRC within three working days after such application for overseas offering and listing is submitted, and stipulate certain circumstances under which the overseas offering and listing would be prohibited, as well as the measures taken by the CSRC if a PRC domestic company falls into any of such circumstances prior to the overseas offering and listing, such as imposing a postponement or termination of the proposed overseas offering and listing, and canceling the corresponding filing on the conditions that the proposed overseas offering and listing application documents have been filed. As of the date of this annual report, the Draft Overseas Listing Administration Provisions and the Draft Overseas Listing Filing Measures were released for public comments and the final version and effective date of such regulations are subject to change with substantial uncertainty. As of the date of this annual report, we cannot predict the impact of these regulations on maintain the listing status of our ADSs and/or other securities, or any of our future offerings of securities overseas.

Furthermore, the PRC governmental authorities may have wide discretion on the interpretation and enforcement of the foregoing regulations, and we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on any of our future proposed offering of securities overseas or the listing of our ADSs. If it is determined in the future that approvals, filings, registrations or other kind of governmental authorization from the CSRC or other PRC governmental authorities are required for any of our future offerings of securities overseas or to maintain the listing status of our ADSs, it is uncertain whether we can or how long it will take us to obtain such authorization, and whether any such authorization could be rescinded. Any failure to obtain or delay in obtaining such authorization, or a rescission of any such authorization if obtained by us, may subject us to regulatory actions or other sanctions from the CSRC or other PRC governmental authorities, which may have a material adverse effect on our business, financial condition or results of operations.

PRC governmental authorities may intervene or influence our operations at any time where we are not or might not be compliant with the PRC laws and regulations, which could result in a material adverse change in our operation and the value of our ADSs. Also, PRC governmental authorities’ oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and result in a material adverse change in our operations and the value of our ADSs.

We have business and sales conducted in China through our subsidiaries in which we hold equity ownership interests. Our operations in China are governed by PRC laws and regulations. The PRC governmental authorities have significant oversight and discretion over the conduct of our business, and it may intervene or influence our operations at any time where we are not or might not be compliant with the PRC laws and regulations, which could result in a material adverse change in our operation and/or the value of our ADSs. Also, the PRC governmental authorities have recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC governmental authorities affecting our business.

In particular, The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value. China has not developed a fully integrated legal system, and recently enacted laws, rules and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to a significant degree of interpretation by PRC regulatory agencies and courts. In particular, because these laws, rules and regulations are relatively new, and because of the limited number of published decisions and the non-precedential nature of these decisions, and because the laws, rules and regulations often give the relevant regulator significant discretion in how to enforce them, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and can be inconsistent and unpredictable. Therefore, it is possible that our existing operations may be found not to be in full compliance with relevant laws and regulations in the future. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the occurrence of the violation.

Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business, financial condition and results of operations.

In addition, the PRC government has recently announced its plans to enhance its regulatory oversight of Chinese companies listing overseas. The Opinions on Securities Activities issued on July 6, 2021 called for:

●	tightening oversight of data security, cross-border data flow and administration of classified information, as well as amendments to relevant regulation to specify responsibilities of overseas listed Chinese companies with respect to data security and information security;
●	enhanced oversight of overseas listed companies as well as overseas equity fundraising and listing by Chinese companies; and
●	extraterritorial application of China’s securities laws.

As the Opinions on Securities Activities were recently issued, there are great uncertainties with respect to the interpretation and implementation thereof. The PRC government may promulgate relevant laws, rules and regulations that may impose additional and significant obligations and liabilities on overseas listed Chinese companies regarding data security, cross-border data flow, and compliance with China’s securities laws. It is uncertain whether or how these new laws, rules and regulations and the interpretation and implementation thereof may affect us, but among other things, our ability to obtain external financing through the issuance of equity securities overseas could be negatively affected.

Failure to comply with governmental regulations and other legal obligations concerning data protection and cybersecurity may materially and adversely affect our business, as we routinely collect, store and use data during the conduct of our business.

We routinely collect, store and use data during our operations including but not limited to the demand and pricing of solar products and energy, the location and capacity of our production plants, and the information related to our employees, customers and suppliers both in and out of China. We are subject to PRC laws and regulations governing the collecting, storing, sharing, using, processing, disclosure and protection of data on the Internet and mobile platforms as well as cybersecurity. These PRC laws apply not only to third-party transactions, but also to transfers of information between us and our subsidiaries in China, and other parties with which we have commercial relations. On December 28, 2021, the CAC announced the adoption of the Cybersecurity Review Measures, and became effective on February 15, 2022, online platforms and network providers possessing personal information of more than one million individual user must undergo a cybersecurity review by the CAC when they seek listing in foreign markets. The Measures provide that critical information infrastructure operators purchasing network products and services and data processors carrying out data processing activities, which affect or may affect national security, shall apply for cybersecurity review to the cyberspace administrations in accordance with the provisions thereunder.

On July 30, 2021, the PRC State Council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to the Regulations on Protection of Critical Information Infrastructure, critical information infrastructure shall mean any important network facilities or information systems of an important industry or field, such as public communication and information service, energy, communications, water conservation, finance, public services, e-government affairs and national defense science, which may endanger national security, peoples’ livelihoods and public interest in the event of damage, function loss or data leakage. In addition, relevant administration departments of each critical industry and sector shall be responsible to formulate eligibility criteria and determine the critical information infrastructure operator in the respective industry or sector. The operators shall be informed about the final determination as to whether they are categorized as critical information infrastructure operators. Among these industries, the energy and telecommunications industries ae mandated to take measures to provide key assurances for the safe operation of critical information infrastructure in other industries and fields.

Furthermore, the Standing Committee of the National People’s Congress passed the Personal Information Protection Law of the PRC, which became effective from November 1, 2021 and requires personal information processing operators, among other regulatory requirements, to obtain a personal information protection certification issued by recognized institutions in accordance with the CAC regulation before such personal information can be transferred out of China.

As of the date of this annual report, we have not been informed that we are identified as a critical information infrastructure operator by any governmental authorities. These laws and regulations are relatively new and the PRC authorities are continuing to promulgate and issue new laws, regulations and rules in this regard, and therefore there are substantial uncertainties with respect to the interpretation and implementation of these data security laws and regulations. We will closely monitor the relevant regulatory environment and will assess and determine whether we are required to apply for the cybersecurity review.

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

Pursuant to the new PRC Enterprise Income Tax Law and its Implementing Regulation, which became effective on January 1, 2008, a 10% withholding tax applies to dividends, interests, rent or royalties payable by a foreign-invested enterprise, such as our PRC subsidiary, to any of its non-resident enterprises investors for PRC enterprise income tax purposes unless any such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The British Virgin Islands, where our company was incorporated, does not have such a treaty with China. Thus, we expect that a 10% withholding tax will apply to dividends paid to us by our PRC subsidiaries if we are classified as a non-resident enterprise. Circular Cai Shui [2008] No.1 jointly issued by the PRC State Administration of Taxation and Minister of Finance on February 22, 2008 further clarifies that dividends distributed by foreign-invested enterprise to foreign investors out of the profits generated before January 1, 2008 are still exempt from withholding tax even if they are paid after January 1, 2008. Our PRC entities’ undistributed earnings, generated after January 1, 2008, will not be distributed to us since such earnings will permanently be used to reinvest to the PRC entities. Therefore, no dividend withholding tax was accrued.

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

The value of the Renminbi against the U.S. dollar, the Euros, British pounds and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. In recent years, the exchange rates between Renminbi and U.S. dollars and other foreign currency have fluctuated, depending on the market supply and demand with reference to a basket of currencies. It is difficult to predict how long this current situation may last and when and how it may change again.

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

Foreign exchange transactions by Renesola PV Power under capital accounts continue to be subject to significant foreign exchange controls and require the approval of or registration with PRC governmental authorities or the institution being delegated. In particular, if Renesola PV Power borrows foreign currency loans from us or other foreign lenders, these loans must be registered with SAFE and if we finance by means of additional capital contributions, these capital contributions must be filed to or registered by certain government authorities including the PRC Ministry of Commerce and the State Administration for Market Regulation, or their local counterparts, and registered with the bank as delegated by SAFE. These limitations could affect the ability of Renesola PV Power to conduct foreign exchange transactions in China and could affect our business and financial condition.

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

We have urged our shareholders who are PRC residents to make the necessary applications and filings as required under these regulations. To our knowledge, our principal shareholders have completed the necessary filings as required under these regulations. In addition, according to rules issued by SAFE, if a PRC resident participates in any stock incentive plan of an overseas publicly-listed company, a qualified PRC domestic agent must, among other things, file on behalf of such participant an application with SAFE to conduct the SAFE registration with respect to such stock incentive plan. We have made filings with the local SAFE branch of Jiashan County in connection with the options we granted to our PRC employees under our 2007 share incentive plan, as amended and restated in January 2009, August 2010, August 2012, August 2016, December 2020 and December 2021, or the 2007 share incentive plan, but were told that such registration is not required for now. We will make such filing and registration in accordance with the rules issued by SAFE if required by local SAFE branch. We attempt to comply and attempt to ensure that our shareholders who are subject to these rules comply with the relevant requirements. However, we cannot provide any assurances that all of our shareholders who are PRC residents will comply with our request to make or obtain any applicable registrations, amend the existing registrations or comply with other requirements required by Notice 37 or other related rules. The failure or inability of our PRC resident shareholders to make any required registrations or comply with other requirements may subject such shareholders to fines and legal sanctions and may also limit our ability to contribute additional capital into or provide loans to our PRC subsidiary, limit our PRC subsidiary’s ability to pay dividends or otherwise distribute profits to us, or otherwise adversely affect us.

Greater restrictions on global trade, particularly those related to China-U.S. trade relations, and recent human rights claims against China could have a material adverse effect on our business.

Our business operations are exposed to the risk of increased trade protectionism, particularly with regard to China, as a significant portion of our business originates from China. China’s import and export of goods and services may be affected by trade protectionism, specifically the ongoing trade war characterized by perpetual trade tensions between the United States and China as well as trade relations among other countries. The former U.S. administration had advocated greater restrictions on trade generally and significant increases on tariffs on certain goods imported into the United States, particularly from China and had taken steps toward restricting trade in certain goods. The United States has imposed significant amounts of tariffs on Chinese imports since 2018. China and other countries have retaliated in response to new trade policies, treaties and tariffs implemented by the United States. China has imposed significant tariffs on U.S. imports since 2018. Although during the last quarter of 2019, the United States and China negotiated an agreement to reduce trade tensions which became effective in February 2020, the continuing trade tensions between the United States and China may have a material adverse effect on our business as we have a significant presence in both countries, as well as any trade embargoes or other economic sanctions by the United States or other countries against countries in the Middle East, Asia, Russia or elsewhere as a result of terrorist attacks, hostilities, or diplomatic or political pressures that limit trading activities with those countries. In addition, sanctions imposed on certain Russian companies and individuals starting in 2014 based on Russia’s involvement in divesting control by Ukraine of the Crimea region and sanctions announced in February and March 2022 by President Biden and several European and world leaders and nations against Russia and any further sanctions may also adversely impact our business. Though the Biden administration announced on March 23, 2022 that it has reinstated 352 expired product exclusions from U.S. "Section 301" tariffs on Chinese imports. Our development and production efforts may be severely disrupted and the costs of our products and services may climb up, which could in turn lead to a dramatic decrease in our operating incomes and profits.

The relationship between western countries and China is featured by trade tensions and more broadly defined geopolitical competition. The two sides have exchanged their conflicting understanding of human rights protection and rebuked each other for falling behind internationally recognized standards in that regard. Despite both western countries and China having expressed a willingness to manage conflicts and seek re-engagement, the direction along which the interstate relationship will head is subject to great uncertainty. If western countries and China slide into a circle of political boycott and economic disengagement, the global economy is likely to be negatively affected and the transboundary supply chain that anchors the modern economy may lapse into disarray. As a multinational company, our business development and operating performance are largely dependent on the maintenance of world peace and stability which is, however, well beyond our control.

Risks Related to Doing Business in International Markets Outside of China

Our business, prospects, financial condition, results of operations and cash flows may be adversely affected by developments that are beyond our control in other countries.

Our business, financial condition, results of operations and cash flows depend partially on the level of economic activity, government and foreign exchange policies and political and economic developments in our other principal targeted international markets outside of China, such as United States, Poland, Hungary, Spain, France, UK, Germany and Italy. Our business, revenues and prospects, as well as our financial condition, results of operations, cash flows and the market price of our ADSs, may also be materially and adversely affected by developments in international markets relating to inflation, interest rates, currency fluctuations, government subsidies, taxation, expropriation, as well as any protectionism, exchange control regulations, price and wage controls, social instability or other political, economic or diplomatic developments. We have no control over these conditions and developments which could adversely affect us and our business, financial condition, results of operations and cash flows or the price or market of our ADSs. See additional risks in “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business.”

Risks Related to Our ADSs, Warrants and Shares

The market price for our ADSs may be volatile; the value of the warrants could be significantly affected by the market price of the ADSs and other factors.

The market price for our ADSs has been highly volatile and subject to wide fluctuations that are not related to the operating performance of the Company. During the period from January 29, 2008, the first day on which our ADSs were listed on the NYSE, until April 13, 2022, the market price of our ADSs ranged from $0.85 to $147.4 per ADS, after giving effect to the ADS Ratio Change. In more recent years, the market price of our ADSs was from $11.43 (closing price) as of December 31, 2020 to $5.96 (closing price) as of December 31, 2021. We cannot assure you that our share prices will not suffer from a dramatic drop in the future. If that happens, both our business operations and your interests may be adversely and materially affected. In addition, the market price of our ADSs may continue to be volatile and subject to wide fluctuations in response to a wide variety of factors including the following:

●	actual or anticipated fluctuations in our operating results;
●	our quarterly or annual earnings, or those of other companies in our industry;
●	changes in financial estimates by securities research analysts or our ability to meet those estimates;
●	changes in the economic performance or market valuations of other solar power companies;
●	changes in investors’ and analysts’ perceptions of our industry, business or related industries;
●	changes in accounting standards, policies, guidance, interpretations or principles;
●	announcements by us or our competitors of new products, patent litigation, issuance of patents, acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments;
●	technological breakthroughs in the solar and other renewable energy industries;
●	reduction, modification, delay or elimination of government subsidies and other economic incentives for the solar power industry;
●	regulatory developments in our target markets affecting us, our customers or our competitors;
●	potential litigation or administrative investigations;
●	addition or departure of key personnel;
●	fluctuations of exchange rates between the RMB and U.S. dollar, Euro or other foreign currencies;
●	sales or anticipated sales of additional ADSs;
●	release of lock-up or other transfer restrictions on our outstanding ADSs or shares or sales of additional ADSs;
●	the operating and stock price performance of other comparable companies;
●	general market conditions, fluctuations or other developments affecting us or our industry;
●	general economic conditions and conditions in the credit markets; and
●	potential litigation or regulatory investigations.

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

Mr. Xianshou Li, our previous chairman and previous chief executive officer, beneficially owned 23.0% of our shares as of March 31, 2022. Meanwhile, Mr. Zhengmin Lian holds 23.0% of the voting power in our company via the 153,500,000 shares held by ReneSola Singapore Pte Ltd., which is in turn beneficially owned by Mr. Xianshou Li. As such, Mr. Li and Mr. Lian have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. For example, holders of a majority of our shares entitled to vote in a duly convened and constituted shareholders’ meeting may pass a shareholders’ resolution to permit the issue of preferred shares in one or more series and to fix the powers and rights of these shares, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our existing shares. Preferred shares could thus be issued with terms that would delay or prevent a change in control or make removal of management more difficult. These actions may be taken even if they are opposed by our other shareholders and holders of our ADSs.

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

Under the deposit agreement for the ADSs, if we asked for your instructions but the depositary does not receive your instructions by the cutoff date it sets, the depositary will give us a discretionary proxy to vote the shares underlying your ADSs as to all matters at the shareholders’ meeting unless:

●	we instructed the depositary we do not wish to receive a discretionary proxy;
●	we informed the depositary that there is substantial opposition to the particular matter; or
●	the particular matter would have a material adverse impact on shareholders.

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

We will be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year if, applying applicable look-through rules, either (i) at least 75% of our gross income for such year is passive income or (ii) at least 50% of the value of our assets (generally determined based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Although the application of the PFIC rules is unclear in many important respects and the required calculations yield results very close to the line, based on the market price of our ADSs, the value of our assets, and the composition of our income and assets, we do not believe that we were a PFIC for our taxable year ended December 31, 2021, but there can be no assurances in this regard. The determination of PFIC status involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn, and is subject to uncertainty in several respects. Accordingly, we cannot guarantee that the U.S. Internal Revenue Service, or IRS, will agree with any positions that we take or that we will not be treated as a PFIC for our taxable year ended December 31, 2021, the current taxable year or any future taxable year.

While we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we are or will become a PFIC for any taxable year is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market prices of our ADSs and ordinary shares may cause us to be or become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets.

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

We are incorporated in the British Virgin Islands and conduct substantially all of our operations in China, United States and Europe through our wholly owned subsidiary in these regions. Some of our directors and officers reside outside of the United States, and some or all of the assets of those persons are located outside of the United States. As a result, it may be difficult or impossible for you to bring an original action against us or against these individuals in a British Virgin Islands or China court in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, some of whom are not residents of the United States and the majority of whose assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the British Virgin Islands or China would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. There is no statutory recognition in the British Virgin Islands of judgments obtained in the United States, although the courts of the British Virgin Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. It is uncertain whether such British Virgin Islands or China courts would be competent to hear original actions brought in the British Virgin Islands or China against us or such persons predicated upon the securities laws of the United States or any state.

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

Our ADSs are currently listed on the NYSE. The NYSE has minimum requirements that a company must meet in order to remain listed on the NYSE. These requirements include maintaining a minimum average closing price of $1.00 per ADS over a period of consecutive 30 trading days and an average market capitalization of not less than $50 million over a 30-trading day period and stockholders’ equity of not less than $50 million. On November 7, 2016, we received a notice from the NYSE that the average closing price of our ADSs (prior to the ADS Ratio Change) was below the listing requirements. In order to bring the price of the ADSs into compliance with the listing requirements, we executed the ADS Ratio Change. As a result, effective from February 10, 2017, the number of our shares represented by each ADS has been changed from two shares to 10 shares. On March 1, 2017, we received a notice from the NYSE that a calculation of the average closing price of our ADSs for the 30-trading days ended February 28, 2017 indicated that the average closing price of our ADSs was above the minimum requirement of $1.00 based on a 30-trading day average. Accordingly, we have resumed compliance with all NYSE continued listing requirements.

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

On September 9, 2019, we received a notice from the NYSE again that we did not meet the NYSE’s criteria for continued listing standard because the average closing price of the Company’s ADSs was less than $1.00 per ADS over a consecutive 30-trading-day period. On October 1, 2019, we received a confirmation from the NYSE that we had regained compliance with continued listing standards after the average closing price for our ADSs for the consecutive 30-trading-day period ended September 30, 2019 exceeded $1.00.

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

ITEM 4.INFORMATION ON THE COMPANY

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

ReneSola Ltd was incorporated as a limited liability company in the British Virgin Islands on March 17, 2006. Our choice of the British Virgin Islands as the jurisdiction of incorporation was motivated in part by its relatively well-developed body of corporate law, various taxes and other incentives, and its acceptance among internationally recognized securities exchanges as a jurisdiction of incorporation for companies seeking to list securities on such exchanges. As we are a limited liability company under the laws of the British Virgin Islands, the liability of our shareholders to our company is limited to (i) any amount unpaid on a share held by the shareholder and (ii) any liability to repay a distribution by our company that was not made in accordance with the laws of the British Virgin Islands. Our principal executive offices are located at 3rd floor, 850 Canal St, Stamford, CT 06902, U.S.A.. Our telephone number is + 1 (347) 577-9055 x115. Our registered office is located at the offices of Harneys Corporate Services Limited, Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, VG1110, British Virgin Islands. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

As of December 31, 2021, we conduct our business primarily through the following subsidiaries:

●	Renesola (Zhejiang) PV Power Co., Ltd.: our wholly owned subsidiary incorporated in China in August 2017 to hold our Chinese subsidiaries.
●	Zhejiang ReneSola Investment Ltd.: our partially owned 59.87% subsidiary, incorporated in China in February 2015 to engage in trading and investments in solar industry, as well as holding our project companies in China.

●	ReneSola New Energy S.à r.l.: our wholly owned subsidiary incorporated in Luxembourg in March 2012 to engage in trading and investments in solar industry, as well as holding our solar power projects in Europe and Canada;
●	ReneSola Investment Management Ltd.: our wholly owned subsidiary incorporated in the British Virgin Islands in December 2014 to engage in investments in solar industry, as well as holding our solar power projects;
●	Sichuan Bobo Electric Power Engineering Ltd.: our wholly owned subsidiary incorporated in China in May 2013 to conduct EPC business;
●	ReneSola Consulting (Shanghai) Co., Ltd: our wholly owned subsidiary incorporated in China in August 2017 to engage in project management and technology support;
●	ReneSola Power Holdings LLC.: our wholly owned subsidiary incorporated in the United States to engage in trading and investments in solar industry, as well as holding our solar power projects in the United States;
●	ReneSola Power Canada: our wholly owned subsidiary incorporated in Canada in October 2017 to conduct solar power project development business;
●	Renesola Poksla sp. z o.o.: our wholly owned subsidiary incorporated in Poland in July 2015 to conduct EPC business;
●	Renesola Szolgáltató és Kivitelező Kft.: our wholly owned subsidiary incorporated in Hungary in December 2017 to conduct EPC business;
●	Renesolapower France:our wholly owned subsidiary incorporated in France in October 2017 to conduct solar power project development business;
●	RENESOLA SPAIN S.L.: our wholly owned subsidiary incorporated in Spain in June 2017 to conduct solar power project development business;
●	Renesola Power UK LTD: our wholly owned subsidiary incorporated in the UK in August 2015 to conduct solar power project development business;
●	Renesola Power Italy: our wholly owned subsidiary incorporated in the Italy in December 2021 to conduct solar power project development business;
●	Renesola Germany GmbH: our wholly owned subsidiary incorporated in the Germany in December 2021 to conduct solar power project development business; and
●	RE PV S.à r.l.: a joint venture subsidiary with Eiffel Energy Transition Fund S.L.P incorporated in the Luxembourg in March 2021 to conduct solar power project development business;

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

In October 2019, we issued and sold to Shah Capital Opportunity Fund LP (“Shah”) 100,000,000 newly issued ordinary shares at a price of $0.11 per Share, for a total consideration of $11.0 million. The newly issued shares are subject to a 180-day lockup period. Net proceeds from the transaction are intended to be used to expand our global project development activities.

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

In January 2021, we raised additional $40 million at price of $16 per ADS and $250million at price of $25 per ADS, a total of $290 million in 2021. The capital was and will be used to expand our solar project pipeline and penetrate the solar-plus-storage market, as well as for working capital and potential strategic M&A opportunities. We also intended to use some of the capital raised for the Company share repurchase activities. This further strengthened our balance sheet with debt to assets ratio below 11% by the end of 2021 and enable us to drive long term growth.

B.Business Overview

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

In December 2019, we switched our multi-year transformation from money-losing equipment maker to money-making and asset-light solar project developer. We have continued to evolve our long-term growth strategy from focusing on our traditional market in China to a global expansion roadmap. We now primarily focus on the promising markets in the United States and Europe. We already obtained a leading market share in Poland and Hungary, as well as some states in the United States such as Minnesota and New York. We moved our headquarters to Connecticut, the United States where our senior management team will be based going forward.

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

In January 2021, we raised additional $40million at price of $16 per ADS and $250million at price of $25 per ADS, a total of $290million in 2021. The capital was and will be used to expand our solar project pipeline and penetrate the solar-plus-storage market, as well as for working capital and potential strategic M&A opportunities. We also intended to use some of the capital raised for the Company share repurchase activities This further strengthened our balance sheet with debt to assets ratio below 11% by the end of 2021 and enable us to drive long term growth.

In 2021, we continued to focus on core business growth of solar project development to sell high margin projects at NTP or RTB in Europe and USA. We sold 128MW projects in Maine, Utah, Minnesota of USA, Poland, Spain and Hungary. Project sales accounts for 76% of our total revenue in 2021. Our revenue increased by 8% from $73.5 million in 2020 to $79.7 million in 2021, and our net income increased by 147% from $2.8 million in 2020 to $6.9 million in 2021.

As of December 31, 2021, we completed an accumulated 880 MW megawatts (“MW”) of solar power projects and have successfully sold a total of 128 MW of solar projects during 2021. The Sales included 28.8 MW of community solar projects in the U.S., 75 MW of DG projects in Poland, 12.3 MW of DG projects in Hungary, and 12 MW of DG projects in Spain. We were operating and recording electricity generation revenue from approximately 180 MW solar power projects globally as of December 31, 2021, including 156 MW in China, and recorded electricity generation revenue from these projects. As of December 31, 2021, we had 2.2 GW within the late-stage pipeline.

Our net revenue decreased from $119.1 million in 2019 to $73.5 million in 2020, and increased to $79.7 million in 2021. We recorded operating income of $12.7 million and net income of $6.6 million in 2021, compared to operating income of $6.8 million and net income of $2.2 million in 2020, and operating loss of $1.0 million and net loss of $11.7 million in 2019. Net income attributed to ReneSola Ltd was $6.9 million in the full year 2021, compared to net income attributed to ReneSola Ltd of $2.8 million in 2020 and net loss attributed to ReneSola Ltd of $8.8 million in 2019. Net income attributed to ReneSola Ltd per ADS was $0.10 in 2021, compared to net income attributed to ReneSola Ltd per ADS of $0.06 in 2020 and net loss attributed to ReneSola Ltd per ADS of $0.22 in 2019. Adjusted EBITDA grew 58% in 2021 to $25.9 million, compared to $16.4 million in 2020. Non-GAAP net income attributed to ReneSola Ltd was $14.7 million in the full year 2021, compared to $3.7 million in 2020. Non-GAAP net income attributed to ReneSola Ltd per ADS was $0.21 in 2021, compared to $0.08 in 2020. Additionally, in the fourth quarter of 2021, we sold 37 MW of solar projects in Poland, 12 MW in Spain, 4 MW in Hungary, and 4 MW in the U.S. for a combined price of more than $16 million, resulting in meaningful operating income. Project Development segment revenue increased 23% year-over-year to $61.0 million and represented 76.6% of revenue in 2021, up from 67.1% in 2020. Gross margin improved to 39.4% from 22.7% in 2020. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Overview of Financial Results—Net Revenue.”

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

As a developer, we have two basic project development models.

●	Build-Transfer: we develop and build, or contract out wholly or partially to another party to develop and build, the solar power projects, which will be sold and delivered after being connected on grid.
●	Project Rights Sale: we involve in earlier development stages to secure land/roof with interconnection capacity and leverage the expertise of global project development teams to sell project rights at “notice to proceed,” or NTP, with attractive margin by selling project SPVs, which hold the early-to-late stage pipelines, before commencing the construction work of the solar power projects which we develop, acquire or develop jointly with other parties.

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

IPP Business

We started our IPP business in 2013 by owning and operating solar power projects and selling electricity generated by these solar power projects in 2013. We have built our business as an IPP to develop and operate DG projects in well-developed regions for high PPA/FIT users.

We primarily conduct our IPP business in China through our wholly and partially owned subsidiaries, where we can sell electricity in gross metering or net metering. In China, our IPP portfolio is the solar power projects which we developed. Since 2016, we are building our in-house O&M team in China to operate and maintain our entire owned and operated IPP portfolio in China.

In China, NEA and NDRC published the Notice on the Pilot of Distributed Generation Traded in Markets (file 2017-1901) to establish electricity trading market for DG projects which are similar to virtual net metering and US community solar gardens, allowing the IPP one of following:

●	to sell electricity to users directly, eligible for solar premium, and pay wheeling cost to the grid;
●	to sell electricity indirectly where the grid operators will arrange the sales, eligible for solar premium, and pay only wheeling cost to the grid; or

●	to sell electricity to the grid at national solar FIT price, and subtract corresponding transmission cost;

Under gross metering, except for grid parity/low pilot projects in areas with ample resource, good conditions and high market consumption, each solar project approved by China’s National Development and Reform Commission, or the NDRC, is eligible to receive an attractive fixed FIT which was determined by NDRC at the time when the project was filed for 20 years in principle and we expect our solar power projects to be long-term contracted assets. Therefore, except for grid parity/low pilot projects, we can sell all electricity generated by our gross metering projects to the State Grid and receive a total amount of FIT amount, which comprise an agreed electricity sales price from the State Grid and the subsidies from the government, for 20 years. Net metering is important to achieve grid parity. We develop and operate net metering DG projects in well-developed regions in China. Under net metering, we sell majority of the electricity to non-State Grid power purchasers at an agreed negotiated electricity sales price, which is usually at a market discount rate of the public retail rate, and then sell the remaining unpurchased electricity to the State Grid at a price based on the local desulphurized coal benchmark. Aside from the electricity sale, each KWh of electricity generated (sold to non-Sate Grid power purchasers or State Grid) will receive subsidies from the government. State Grid is an enterprise which constructs and operates power grids and is a pilot state holding company approved by the State Council of China to carry out state-authorized investment. The non-State Grid power purchasers are primarily commercial and industrial users. See “—Our Solar Power Projects.” The governmental subsidies in gross metering and net metering may be different. We have focused and will continue to focus on net metering projects with high return on invested capital.

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

On June 7, 2021, the NDRC issued the Notice on Matters Related to New energy Feed-in Tariff Policy in 2021, which specifies: (i) From 2021, newly filed centralized photovoltaic power plants, distributed photovoltaic projects deployed on commercial and industrial sites and newly approved onshore wind power projects will no longer be entitled to subsidiary from the Central Government and parity will apply; (ii) The feed-in tariff of new projects built in 2021 shall be subject to the local benchmark price of coal-fired power generation; new projects may voluntarily participate in the formation of feed-in tariffs through market-based transactions to better reflect the value of photovoltaic power generation and wind power; (iii) Encourage the local governments to introduce policies to support the sustainable and healthy development of new energy industries such as photovoltaic power generation, onshore wind power, offshore wind power and solar thermal power generation. The Notice was implemented as from August 1, 2021.

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

As of December 31, 2021, we had more than 100 solar power projects in operation globally with an aggregate capacity of approximately 180 MW. See “—Our Solar Power Projects.”

Owning self-consumption DG projects is an attractive business model for us, as it generates very high margin recurring revenue. However, following our long-term transformation plan to be an asset-light project developer and our new global expansion strategy, we may strategically dispose our China DG assets depending on the market situation.

Operations and Maintenance Business

Since 2016, we have been building our Operations and Maintenance (“O&M”) team to operate and maintain all of our owned and operated IPP portfolios not only in China, but also in Europe and the United States. We utilize customized software to monitor the performance and security of our solar power projects on a real-time basis. We maintain our solar power projects to maximize the utilization rate, rate of power generation and system life of our solar power projects.

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

Our Solar Power Projects

Since 2019, we have built our business as project developer and have selectively owned high quality projects. We have focused on small-scale DG projects and community solar gardens with individual project size of 5 MW-25MW. Our competitive advantages lie in small-scale projects with high PPA/FIT price in diversified jurisdictions which we believe are of attractive return and will be the trend for the development of the industry. Geographically, we are currently taking a new global expansion roadmap and strategically switching from our traditional market in China to the promising markets in the United States and Europe.

Projects for Sale

As of December 31, 2021, we completed an accumulated 880 MW of solar power projects and have successfully sold a total of 128 MW of solar projects during 2021. The Sales included 28.8 MW of community solar projects in the U.S., 75 MW of DG projects in Poland, 12.3 MW of DG projects in Hungary, and 12 MW of DG projects in Spain. We were operating and recording electricity generation revenue from approximately 180 MW solar power projects globally as of December 31, 2021, including 156 MW in China, and recorded electricity generation revenue from these projects. As of December 31, 2021, we had 2.2 GW within the late-stage pipeline.

Operating Assets

As of December 31, 2021, we owned 180 MW of solar power projects globally in operation, including 156 MW of solar power projects in China, and generated 137.1 million kilowatt-hours, or kWh, of electricity from this IPP portfolio in China in 2021.

Operating Assets	Capacity (MW)
China DG
- Zhejiang	41.9
- Henan	46.1
- Anhui	30.9
- Hebei	16.9
- Jiangsu	11.5
- Shandong	3.0
- Fujian	5.2
Total in China	155.5
United States	24.1
Total	179.6

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

As of December 31, 2021, we had late-stage project pipeline in the United States, Poland, Hungary, France, Spain, Germany, UK, Italy and China with an aggregate capacity of approximately 2.2GW.

The following table sets forth the information of our late-stage pipeline as of December 31, 2021 (excluding sold, ready for sale and delivered projects):

	Project Pipeline (Late	Under Construction
Project Location	Stage) (MW)	(MW)
USA	728.0
Poland	594.0
Hungary	52.0
France	100.0
Spain	286.0
Germany	37.0
UK	214.0
Italy	57.0
China	114.0	6.0
Total	2182.0	6.0

The following tables set forth our late-stage project pipeline by location:

United States

Our late-stage projects total 728 MW, of which approximately 76 MW are community solar projects in Minnesota, Maine, Pennsylvania, and New York. Additionally, we have projects under development in Florida, Pennsylvania, Illinois, and California. Meanwhile, we operate 24 MW of utility projects in North Carolina.

Project		MW			Expected	Business
Pipeline	Location	(DC)	Project Type	Status	NTP/Sale	Model
Minnesota	MN	6.0	Community Solar	Development	2022	NTP Sale
New York	NY	170.0	Community+Utility	Development	2022	NTP Sale
Florida	FL	100.0	Utility Scale	Development	2022/2023	NTP Sale
Maine	ME	10.0	DG & Community Solar	Development	2022	NTP Sale
Welcome Solar	PA	70.0	Utility Scale PV+Storage	Development	2022	NTP Sale
Gibson Solar	CA	35.0	Utility PV+Storage	Development	2022/2023	NTP Sale
Illinois	IL	50.0	Utility PV+Storage	Development	2023/2024	NTP Sale
Virginia	VA	7.0	Community Solar	Development	2023/2024	NTP Sale
California	CA	280.0	Utility PV+Storage	Development	2024/2025	NTP Sale
	Total	728.0

Poland

Business momentum accelerated in recent months. As of December 31, 2021, we had 594 MW of projects in our late-stage pipeline.

Project			Project		Expected	Business
Pipeline	Project Info	MW (DC)	Type	Status	RTB / Sale	Model
Auction 2020 and 2021	Solar farms	75.0	Ground-mounted	To Be Constructed	2022+2023 COD	RTB Sale + EPC
Current Pipeline	Including smaller scale projects	519.0	Ground-mounted	Under Development	2022/2024 RTB	RTB Sale
	Total	594.0

Hungary

In Hungary, we invest in small-scale DG projects and utility projects. Our late-stage pipeline has multiple “micro projects,” with an average size of 0.5 MW per project, and utility projects with 48 MW, bringing total capacity to 52 MW.

Project			Project		Expected	Business
Pipeline	Location	MW (DC)	Type	Status	RTB / Sale	Model
Portfolio with FIT	Hungary	4.0	Ground- mounted	Ready-to-Build	2022	Build-Transfer
Portfolio for Corporate PPAs	Hungary	48.0	Ground- mounted	Under Development	2022/2023	Build-Transfer
	Total	52.0

France

In France, we have a project pipeline of 100 MW, all of which are ground-mounted projects.

Project			Project		Expected	Business
Pipeline	Location	MW (DC)	Type	Status	RTB / Sale	Model
Project Portfolios	France	82.0	Ground-mounted	Under development	2022 /2023	RTB Sale
Project Portfolios	France	18.0	Ground-mounted	Under development	2022	Development Services
	Total	100.0

Spain

We have a late-stage pipeline of 286 MW of ground-mounted projects located in various regions across Spain.

Project			Project		Expected	Business
Pipeline	Location	MW (DC)	Type	Status	RTB / Sale	Model
Castillo (three projects)	Alicante	24.0	Ground-mounted	Under Development	2022	RTB Sale
Project Portfolio	Spain	262.0	Ground-mounted	Under Development	2023/2024	RTB Sale
	Total	286.0

Germany

We have secured a late-stage pipeline of 37 MW of ground-mounted projects now under development.

Project			Project		Expected	Business
Pipeline	Location	MW (DC)	Type	Status	RTB / Sale	Model
Project Portfolios	Kentzlin	12.0	Ground-mounted	Under development	2022	RTB Sale
Project Portfolios	Germany	25.0	Ground-mounted	Under development	2023	RTB Sale
	Total	37.0

U.K.

We have a late-stage pipeline of 214 MW of ground-mounted projects under development.

Project			Project		Expected	Business
Pipeline	Location	MW (DC)	Type	Status	RTB / Sale	Model
UK- Novergy	UK	190.0	Solar only Ground-mounted	Under development	2022/2023	RTB Sale
UK- Innova	UK	24.0	Solar-plus-storage Ground-mounted	Under development	2022	RTB Sale
	Total	214.0

Italy

In Italy, we partnered with two local developers and started to build our pipeline in this important market.

		MW			Expected	Business
Project Pipeline	Location	(DC)	Project Type	Status	RTB/Sale	Model
Opal 1 – Lancia	Molise, Italy	7.0	Ground- mounted	Under Development	2023/2024	RTB Sale
OpalB – CIRO	Cutro, Calabria	38.0	Ground- mounted	Under Development	2023/2024	RTB Sale
Russotto	Sicilia	7.0	Ground- mounted	Under Development	2023/2024	RTB Sale
Caggegi	Augusta	5.0	Ground- mounted	Under Development	2023/2024	RTB Sale
	Total	57.0

China

Our new asset development pipeline of 114 MW is located in various provinces across China. All projects in China are intended to be owned and operated by us as IPP assets. During 2021, we significantly slowed our pace of development, because target projects could not meet our IRR goals due to high material costs and other burdens. We intend to build our asset portfolio in China but will do so in a disciplined manner that ensures we meet our profit goals.

		MW				Business
Project Pipeline	Location	(DC)	Project Type	Status	Expected COD	Model
China DG	Jiangsu	58.0	Net Metering	Development	2022	IPP Business
China DG	Zhejiang	24.0	Net Metering	Development	2022	IPP Business
China DG	Shandong	13.0	Net Metering	Development	2022	IPP Business
China DG	Anhui	5.0	Net Metering	Development	2022	IPP Business
China DG	Others	14.0	Net Metering	Development	2022	IPP Business
	Total	114.0

Community Solar Gardens

As of December 31, 2021, we had community solar projects in Minnesota, Maine, Pennsylvania, Virginia and New York with the capacity of approximately 146 MW. In 2021, we sold a total 28.8 MW community solar gardens.

Utility Scale and Solar-plus-storage Projects

In 2020, we acquired an energy storage business, including solar-plus-storage projects, from Nova Development Management. This transaction increased our development pipeline by approximately 200 MW and added an experienced solar project development team. The new team brings expertise in the development of U.S. utility scale projects, provides immediate access to battery storage, and enables us to deliver a more complete set of solution packages to our customers. Additionally, the acquisition gives us access to utility projects and development activities in several states, including Pennsylvania, California, New York, Maine, Illinois, and Arizona.

In 2021, we further expanded our development of utility scale projects in the USA into several states, including Alabama and New Mexico.

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

Our project development business is primarily focused in the United States, Poland, Hungary, Spain, France and UK. We sell our developed projects or project SPVs to purchasers, who primarily include large utility companies, other IPPs that desire to sell the electricity from the projects to local power suppliers or users, and global investors such as asset management funds, pension funds and tax equity investors. Our community solar gardens are the solutions for businesses, government entities, municipalities, schools, hospitals, residential customers, and people looking for saving money on their electricity costs. As of December 31, 2021, we had 146 MW community solar gardens in development in the United States.

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

We have expanded our customer base beyond China. We have teams covering major solar power markets such as the United States, the United Kingdom, Poland, Hungary, France, Spain, Germany, Italy and China.

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

Intellectual Properties

We rely primarily on trade secrets, employee contractual protections and other contractual restrictions to establish and protect our intellectual properties and proprietary rights. See “Item 5. Operating and Financial Review and Prospects—C. Research and Development, Patents and Licenses, Etc.—Intellectual Property.” Nevertheless, these measures afford only limited protection and the actions we take to protect our intellectual property rights may not be adequate to provide us with meaningful protection or commercial advantage. See “Item 3. Key Information—D. Risks Factors—Risks Related to Our Business—Our failure to protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights may be costly.”

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

As of December 31, 2021, we completed around 880 MW projects. Our portfolio generated clean electricity about 170.64 GWh/year, which reduced 53.1 thousand metric tons of CO2 emissions or was equal to removing 140 thousand passenger vehicles from the road.

As of December 31, 2021, we had 164 employees worldwide. We currently have three female directors on our board and one female VP on our senior management team.

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

In December 2020, when attending the Climate Ambition Summit, Chinese President Xi Jinping announced that China aims to lower CO2 emissions per unit of GDP by over 65% from the 2005 level, increase the share of non-fossil fuels in primary energy consumption to around 25%, to increase the forest stock volume by 6 billion cubic meters from the 2005 level, and bring its total installed capacity of wind and solar power to over 1.2 billion kilowatts by 2030.

On December 30, 2020, the NEA promulgated the Interim Measures on Tariff Settlement between Power Generation Enterprises and Grid Enterprises, which specifies (i) Power generation enterprises and power grid enterprises shall sign PPA in accordance with the relevant requirements, where the PPAs have not been signed, no tariff settlement shall be made; (ii) in principle tariff settlement shall be made on a monthly basis (monthly means each calendar month). The commissioning tariff of newly built generating units shall be settled in a monthly cycle since they are connected to the grid.

On February 24, 2021, the NDRC, Ministry of Finance, the People’s Bank of China, the China Banking and Insurance Regulatory Commission and NEA jointly promulgated the Notice on Guiding Increased Financial Support to Promote the Healthy and Orderly Development of Wind Power and Photovoltaic Power Generation, which requests that the local governments and financial institutions should fully understand the importance of the development of renewable energy, and make joint efforts to help enterprises overcome difficulties and support the healthy and orderly development of wind power, photovoltaic power generation, biomass power generation and other industries.

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

On April 19, 2021, the NEA released the Guidance on Energy Work in 2021, one of the primary targets of this Guidance was to bring the total installed capacity of non-fossil fuels to over 1.1 billion kilowatts in 2021.

On May 11, 2021, the NEA released the Notice on Matters Related to the Development and Construction of Wind Power and Photovoltaic Power Generation in 2021. The Notice requested to increase the share of wind and solar power in primary energy consumption to 11% in 2021 and to ensure the share of non-fossil fuels in primary energy consumption will be increased yearly and to achieve 20% by 2025.

On June 7, 2021, the NDRC issued the Notice on Matters Related to New energy Feed-in Tariff Policy in 2021, which specifies: (i) From 2021, newly filed centralized photovoltaic power plants, distributed photovoltaic projects deployed on commercial and industrial sites and newly approved onshore wind power projects will no longer be entitled to subsidiary from the Central Government and parity will apply; (ii) The feed-in tariff of new projects built in 2021 shall be subject to the local benchmark price of coal-fired power generation; new projects may voluntarily participate in the formation of feed-in tariffs through market-based transactions to better reflect the value of photovoltaic power generation and wind power; (iii) Encourage the local governments to introduce policies to support the sustainable and healthy development of new energy industries such as photovoltaic power generation, onshore wind power, offshore wind power and solar thermal power generation.

In October 2021, the State Council of China release the Carbon Peaking Action Program by 2030 ahead of COP26. under the Paris Agreement (known as a Nationally Determined Contribution, or NDC). In the Program, China aims to achieve the target of peak CO2 emissions before 2030, lower CO2 emissions per unit of GDP by over 65% from the 2005 level, increase the share of non-fossil fuels in primary energy consumption to around 25%, to increase the forest stock volume to 19 billion cubic meters, and bring its total installed capacity of wind and solar power to over 1.2 billion kilowatts by 2030.

On November 15, the Ministry of Industry and Information Technology issued the "14th Five-Year Plan" Industrial Green Development Plan, which encourages factories and industrial parks to carry out industrial green low-carbon microgrid construction, develop rooftop photovoltaic, decentralized wind power, diversified energy storage, high-efficiency heat pumps, etc., and promote the efficient and complementary use of multi-energy.

On December 28, 2021, the State Council released the "14th Five-Year Plan" Comprehensive Work Program of Energy Conservation and Emission Reduction. The Comprehensive Work Program requests to comprehensively improve building energy efficiency standards, accelerate the development of ultra-low energy buildings, and actively promote the energy-saving renovation of existing buildings and the integration of building photovoltaic construction.

On January 18, 2022, the NDRC and NEA jointly the Guidance on Accelerating the Construction of A Unified National Electricity Market System. The Guidance aims to the initial completion of the national unified electricity market system and the initial formation of new energy, energy storage and other development of market transactions and price mechanisms by 2025 and aims to the basic completion of the national unified electricity market system to enable the new energy to fully participate in market transactions by 2030. Further, the Guidance aims to establish market-based trading mechanism for distributed power generation and encourages direct transactions between distributed photovoltaic, decentralized wind power and neighboring users, improve the transaction and settlement, operation and dispatching mechanisms between microgrids, existing mini-grids, newly built distribution grids and large grids, and enhance the ability to consume new energy and operate safely in the vicinity.

On January 29, 2022, the NDRC and NEA jointly issued the Modern Energy System Planning for the 14th Five-Year Plan. This Planning aims to achieve the target of increasing the share of non-fossil fuels in primary energy consumption to 20% by 2025.

On January 30, 2022, the NDRC and NEA jointly released the Opinions on Improving Institutional Mechanisms and Measures for Green and Low-carbon Energy Transition. The Opinions systematically propose institutional mechanisms and measures to support the green and low-carbon transformation of the energy supply side, request to promote the construction of clean, low-carbon energy as the main energy supply system and to promote the construction of energy infrastructure to adapt to the green and low-carbon transition.

On March 17, 2022, the NEA released the Guidance on Energy Work in 2022, one of the primary targets of this Guidance was to increase the share of non-fossil fuels in primary energy consumption to around 17.3% in 2022 and increase the share of wind and solar power in total power consumption to around 12.2%.

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

However, there are exceptions which our certain PV Power Generation Projects may not need obtain an electric power business permit from the SERC. On November 18, 2013, the NDRC issued the Interim Measures for the Administration of Distributed PV Power Generation, which waived the previous requirement to obtain an Electric Power Business Permit for DG projects. On April 9, 2014, the NEA issued the Circular on Clarifying Issues concerning the Administration of Electric Power Business Permit, which waived requirement to obtain an Electric Power Business Permit for those solar power generation projects with installed capacity less than 6 MW and any DG projects approved by or filed with the NDRC or its local branches, and required local NEA to simplify the Electric Power Business Permit application procedure for the solar power generation companies. On March 23, 2020, the NEA issued the Notice on the Implementation of the "Administrative and Service" Reform to Optimize the Relevant Matters Related to Power Business Permit Management, which abolished the aforementioned Circular on Clarifying Issues concerning the Administration of Electric Power Business Permit but once again waived requirement to obtain an Electric Power Business Permit for those solar power generation projects with installed capacity less than 6 MW and any DG projects approved by or filed with the NDRC or its local branches, and required local NEA to simplify the Electric Power Business Permit application procedure for the solar power generation companies.

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

On June 7, 2021, the NDRC issued the Notice on Matters Related to New energy Feed-in Tariff Policy in 2021, which specifies: (i) From 2021, newly filed centralized photovoltaic power plants, distributed photovoltaic projects deployed on commercial and industrial sites and newly approved onshore wind power projects will no longer be entitled to subsidiary from the Central Government and parity will apply; (ii) The feed-in tariff of new projects built in 2021 shall be subject to the local benchmark price of coal-fired power generation; new projects may voluntarily participate in the formation of feed-in tariffs through market-based transactions to better reflect the value of photovoltaic power generation and wind power; (iii) Encourage the local governments to introduce policies to support the sustainable and healthy development of new energy industries such as photovoltaic power generation, onshore wind power, offshore wind power and solar thermal power generation. The Notice was implemented as from August 1, 2021.

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

On June 7, 2021, the NDRC issued the Notice on Matters Related to New energy Feed-in Tariff Policy in 2021, which specifies: (i) From 2021, newly filed centralized photovoltaic power plants, distributed photovoltaic projects deployed on commercial and industrial sites and newly approved onshore wind power projects will no longer be entitled to subsidiary from the Central Government and parity will apply; (ii) The feed-in tariff of new projects built in 2021 shall be subject to the local benchmark price of coal-fired power generation; new projects may voluntarily participate in the formation of feed-in tariffs through market-based transactions to better reflect the value of photovoltaic power generation and wind power; (iii) Encourage the local governments to introduce policies to support the sustainable and healthy development of new energy industries such as photovoltaic power generation, onshore wind power, offshore wind power and solar thermal power generation. The Notice was implemented as from August 1, 2021.

Development Funds of Renewable Energy

The Renewable Energy Law provides financial incentives, including national funding for the development of renewable energy projects.

Pursuant to the Interim Measures for the Administration of Designated Funds for the Development of Clean Energy issued by the MOF and effective on June 12, 2020, the MOF sets up designated funds to support the development and utilization of renewable energy in accordance with the national fiscal budget.

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

Foreign Investment in Solar Power Business and Restriction on Foreign Ownership

The principal regulations governing foreign ownership of solar power businesses in the PRC are the Encouraged Foreign Investment Industries Catalog, effective as of January 27, 2021, or the Catalogue 2020, which is a replacement of the 2007, 2011, 2015, 2017 and 2019 versions of the Foreign Investment Industrial Guidance Catalogue, and the Special Administrative Measures (Negative List) for Foreign Investment Access (Edition 2021) issued by the NDRC and the PRC Ministry of Commerce. Under the Catalog 2020, the solar power industry is classified as an “encouraged foreign investment industry.” Foreign-invested enterprises in the encouraged foreign investment industry are entitled to certain preferential treatment, such as exemption from tariff on equipment imported for their operations, after obtaining approval from the PRC government authorities. ReneSola PV Power was categorized in the “encouraged” industry under the Catalogue 2020.

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

In response to concerns suggesting that emissions of certain gases, commonly referred to as “greenhouse gases” (including carbon dioxide and methane) may be contributing to global climate change, China has indicated that it highly commends and supports the Copenhagen Accord, which endorses the continuation of the Kyoto Protocol. In October 2021, the State Council of China release the Carbon Peaking Action Program by 2030 ahead of COP26 under the Paris Agreement (known as a Nationally Determined Contribution, or NDC). In the Program, China aims to achieve the target of peak CO2 emissions before 2030, lower CO2 emissions per unit of GDP by over 65% from the 2005 level, increase the share of non-fossil fuels in primary energy consumption to around 25%, to increase the forest stock volume to 19 billion cubic meters, and bring its total installed capacity of wind and solar power to over 1.2 billion kilowatts by 2030. This Program may require changes to the current law and policy. Any such changes in environmental laws or regulations may have adverse impact on the manufacture, sale and disposal of solar power products and their raw materials, which may in turn adversely affect us, our suppliers and our customers.

Regulation of Foreign Currency Exchange and Dividend Distribution

Foreign Currency Exchange. Foreign currency exchange in China is primarily regulated by:

●	PRC Foreign Exchange Administration Regulation (1996), as amended in 1997 and 2008, or the Foreign Exchange Administration Regulation; and
●	The Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996).

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

On March 30, 2015, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Registered Capital of Foreign-invested Enterprises, or Circular 19, which allows foreign-invested enterprises generally to decide when to exchange into Renminbi their foreign exchange denominated paid-in capital, but only up to a maximum percentage specified by SAFE. The maximum percentage specified by SAFE is currently 100%, but SAFE may choose to adjust the permitted level in due time in light of international balance of payments. The use of any such Renminbi funds by foreign-invested enterprises is also subject to review and approval by SAFE or local SAFE branches or designated banks. Circular 19 further provides that any such Renminbi funds of a foreign-invested enterprise may not be used for any purpose outside of the entity’s business scope or if such use would violate the laws and regulations of the PRC. For example, such Renminbi funds may not be used for the making of Renminbi-denominated entrusted loans that are not within the enterprise’s business scope, for the repayment of inter-enterprise loans (including third party advances), or for the purpose of relending to third parties Renminbi-denominated bank loans made to the enterprise. Violations of Circular 19 could result in severe monetary penalties, including substantial fines as set forth in the PRC Foreign Exchange Administration Regulation. On June 9, 2016, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Policies for Reforming and Regulating the Control over Foreign Exchange Settlement under the Capital Account, which slightly loosen the restriction on the use Renminbi funds converted from foreign exchange denominated paid-in capital, e.g. such Renminbi funds may not be used for the granting of loans to non-affiliated enterprises, with the exception that such granting is expressly permitted in the business license.

Dividend Distribution. Pursuant to the Foreign Exchange Administration Regulation and various regulations issued by SAFE or its local branches, and other relevant PRC government authorities, the PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China.

The principal laws governing the distribution of dividends paid by Foreign-invested enterprises:

●	Foreign Investment Law of the People’s Republic of China (2019);
●	Company Law of the People’s Republic of China (1993), as amended in 1999, 2004, 2005, 2013 and 2018.

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

In May 2013, SAFE issued Notice 21 (later revised on October 10, 2018 and December 30, 2019), which provides detailed disclosure requirements and examination standards for SAFE registration. Foreign organizations and individuals involved in direct investment activities in China shall be registered with the relevant SAFE branch (es), including the overseas SPVs established by PRC residents for the purpose of holding domestic or offshore assets or interests. Pursuant to Notice 13 (later revised on December 30, 2019) issued by the SAFE on February 13, effective as of June 1, 2015, pursuant to which, entities and individuals are required to apply for foreign exchange registration of foreign direct investment and overseas direct investment, with qualified banks, instead of SAFE.

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

Intellectual Property Rights

Patents

The PRC has domestic laws for the protection of rights in copyrights, patents, trademarks and trade secrets. The PRC is also a signatory to the world’s major intellectual property conventions, including:

●	Convention establishing the World Intellectual Property Organization (WIPO Convention) (June 4, 1980);
●	Paris Convention for the Protection of Industrial Property (March 19, 1985);
●	Patent Cooperation Treaty (January 1, 1994); and
●	The Agreement on Trade-Related Aspects of Intellectual Property Rights (TRIPs) (November 11, 2001).

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

Regulation in the EU

In December 2020, EU heads of government approved the European Climate Law, a legally binding commitment of net zero CO2 emissions (carbon neutrality) by 2050. (The UK, of course, is no longer an EU member, but it has equivalent legislation, enacted by parliament in 2019.) It underscores that the EU also mandated an emissions cut of at least 55% by 2030 versus the 1990 baseline, as compared to the previously pledged 40% cut. Concurrently, leaders approved a plan to allocate at least 30% of the EU’s ordinary budget plus COVID-related stimulus to climate action. Based on the total package of €1.8 trillion over seven years, the climate component equates to a hefty €540 billion. This will disproportionately benefit the EU’s less wealthy eastern members. The essential point is that the Climate Law was a very big deal: the world’s most important environmental policy decision of 2020, and arguably ever. In November 2021, The European Commission (EC) issued update on Paris Agreement Commitments at COP26.

The European Commission (EC) announced support for the consensus reached by over 190 countries after two weeks of intense negotiation at the end of the COP26 UN Climate Conference. Under the Paris Agreement, 195 countries set a target to keep average global temperature change below 2°C and as close as possible to 1.5°C. Parties have agreed to revisit their commitments, as necessary, by the end of 2022 to put the world on track for 1.5°C of warming, maintaining the upper end of ambition under the Paris Agreement. The EC President Ursula von der Leyen noted the progress on the three objectives that were set at the start of COP26: to get commitments to cut emissions to keep within reach the global warming limit of 1.5 degrees, to reach the target of USD 100 billion per year of climate finance to developing and vulnerable countries; and to get agreement on the Paris Rulebook.

Regulations in the United States

On March 31, 2021, US President Joe Biden announced to include a 10-year extension for the Investment Tax Credit (ITC) for both clean power generation and energy storage as part of a $2 trillion infrastructure investment plan. It is a proposal to extend the Investment Tax Credit and Production Tax Credit schemes for clean power generation and also to extend the credit scheme for storage. The direct-pay option for the ITC will also be maintained within the extension. Credit rates will be phased down over the 10-year period. Further measures included within the plan pertaining to clean energy are the creation of an Energy Efficiency and Clean Electricity Standard, intended to cut electricity bills and carbon emissions relating to power generation, while also increasing competition in the market.

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

In November 2021, U.S. House passes Build Back Better bill. The U.S. House passed President Biden’s Build Back Better agenda — a $1.75 trillion budget deal that features historic investments in climate change mitigation and renewable energy. The Senate must now take up the bill with moderate Democrats expressing objections to several key provisions. The White House released a framework of the bill in October 2021. In total, the latest ‘Build Back Better’ budget reconciliation framework stands at $1.75 trillion, with $555 billion for the climate and clean energy -- the largest investment ever by Congress. However, slimmed-down version of Build Back Better Bill still needs approval from USA House and Senator in 2022.

Permissions Required from the PRC Authorities for Our Operations

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

However, there are exceptions which our certain PV Power Generation Projects may not need obtain an electric power business permit from the SERC. On November 18, 2013, the NDRC issued the Interim Measures for the Administration of Distributed PV Power Generation, which waived the previous requirement to obtain an Electric Power Business Permit for DG projects. On April 9, 2014, the NEA issued the Circular on Clarifying Issues concerning the Administration of Electric Power Business Permit, which waived requirement to obtain an Electric Power Business Permit for those solar power generation projects with installed capacity less than 6 MW and any DG projects approved by or filed with the NDRC or its local branches, and required local NEA to simplify the Electric Power Business Permit application procedure for the solar power generation companies. On March 23, 2020, the NEA issued the Notice on the Implementation of the "Administrative and Service" Reform to Optimize the Relevant Matters Related to Power Business Permit Management, which abolished the aforementioned Circular on Clarifying Issues concerning the Administration of Electric Power Business Permit but once again waived requirement to obtain an Electric Power Business Permit for those solar power generation projects with installed capacity less than 6 MW and any DG projects approved by or filed with the NDRC or its local branches, and required local NEA to simplify the Electric Power Business Permit application procedure for the solar power generation companies.

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

In connection with our previous issuance of securities, under current PRC laws, regulations and regulatory rules, as of the date of this annual report, we believe that we, our PRC subsidiaries, (i) are not required to obtain permissions from the CSRC, (ii) are not required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not received or were denied such requisite permissions by any PRC authority.

However, we cannot guarantee that the regulators will agree with us. As of the date hereof, we have not been involved in any investigations on cybersecurity review made by the CAC, and we have not received any inquiry, notice, warning, or sanctions in such respect. However, as these are new regulations, there remains uncertainties as to how they will be interpreted or implemented in the context of an overseas offering.

If we (i) do not receive or maintain required permissions or approvals, or (ii) applicable laws, regulations, or interpretations change and our PRC operating subsidiaries are required to obtain such permissions or approvals in the future, we could be subject to fines, legal sanctions or an order to suspend our PRC operating subsidiaries’ business, which may materially and adversely affect the business, financial condition and results of operations of us. We believe that our PRC operating subsidiaries have obtained all requisite permissions for our operations in all material aspects from relevant Chinese authorities and none of the requisite permissions for our operations in all material aspects have been denied by the Chinese authorities.

Nevertheless, the aforementioned measures and any related implementation rules to be enacted may subject us to additional compliance requirement in the future.

We cannot rule out the possibility that the PRC government will institute a licensing regime or pre-approval requirement covering our industry at some point in the future. If such a licensing regime or approval requirement were introduced, we cannot assure you that we would be able to obtain any newly required license in a timely manner, or at all, which could materially and adversely affect our business and impede our ability to continue our operations.

C.Organizational Structure

As of December 31, 2021, we conduct our business primarily through the subsidiaries, which are listed in “Item 4. Information on the Company—A. History and Development of the Company.”

In addition to the significant subsidiaries above, we also have other principal subsidiaries incorporated in different jurisdictions.

The following diagram illustrates our current corporate structure, including our significant subsidiaries, as of the date of this annual report.

The diagram above omits the subsidiaries that are insignificant to us.

D.Property, Plant and Equipment

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

ITEM 4A.UNRESOLVED STAFF COMMENTS

None.

ITEM 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

A.Operating Results

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

2021 was an extraordinary year, from the COVID-19 global pandemic to the newly elected President in the U.S. The past year brought uncertainty, anxiety, and distress to people across the globe. We saw how the challenges of dealing with the COVID-19 impacted our employees, our customers, and our communities. During these trying times, our primary focus remains on the safety and well-being of our employees, business partners and customers. We continue to take decisive actions to protect our employees, while also sustaining the efficient operation of our business. We transitioned all our employees from sales offices in Europe and the U.S. to a remote work environment, with a few exceptions where physical presence is necessary for the operation of projects to support government efforts to control the pandemic. We are taking care of our employees as their health being is our top priorities. Our management team has also implemented processes that facilitate frequent virtual interaction between individual employees and employee groups. Our cross functional task-force continues to monitor and recommend steps to help employees and our customers safely interact. We do see continuing lockdowns, primarily in China, affect our process and procedures resulting in delays in completion of our solar projects.

Despite this challenging environment, 2021 saw solid execution and operational excellence for ReneSola Power. We progressed in our mission to become a leading global solar project developer by focusing on high-quality and high return projects in our core markets, the three best solar markets in the world: Europe, the United States and China. We delivered strong results and ended the year in a solid financial position. As of December 31, 2021, we completed an accumulated 880 MW of solar power projects and have successfully sold a total of 128 MW of solar projects during 2021. The sales included 12.3 MW of DG projects in Hungary, 75.0 MW of DG projects in Poland, 28.8 MW of community solar projects in the U.S., and 12.0 MW of DG projects in Spain. We were operating and generating revenue from approximately 180 MW solar power projects as of December 31, 2021, including 156 MW in China, and recorded electricity generation revenue from these projects. As of December 31, 2021, our late-stage pipeline totaled 2.2 GW, and about 6 MW under construction.

For details of our project pipeline, see “Item 4. Information on the Company—B. Business Overview—Our Solar Power Projects—Project Pipeline.”

Our net revenue decreased from $119.1 million in 2019 to $73.5 million in 2020 and increased to $79.7 million in 2021. We recorded operating income of $12.7 million and net income of $6.6 million in 2021, compared to operating income of $6.8 million and net income of $2.2 million in 2020 and operating loss of $1.0 million and net loss of $11.7 million in 2019. Net income attributed to ReneSola Power was $6.9 million in 2021, compared to net income of $2.8 million in 2020. Net income per ADS was $0.10 in 2021, compared to net income per ADS of $0.06 in 2020. Non-GAAP net income attributed to ReneSola Power was $14.7 million in 2021, compared to $3.7 million in 2020. Non-GAAP net income per ADS was $0.21 in 2021, compared to $0.08 in 2020. Additionally, in the fourth quarter of 2021, we sold 37 MW of solar projects in Poland, 12 MW in Spain, 4 MW in Hungary, and 4 MW in the U.S. for a combined price of more than $16 million and recognized the net proceeds as meaningful operating come. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Overview of Financial Results—Net Revenue.”

Below are detailed information of 2021 Financial Highlights

	2021	2020	Y/Y
	($ millions)	($ millions)	Change
Revenue	$79.7	$73.5	+8%
U.S. GAAP gross profit	$31.4	$16.7	+88%
U.S. GAAP operating income	$12.7	$6.8	+87%
Non-GAAP operating income	$20.0	$10.0	+99%
Adjusted EBITDA	$25.9	$16.4	+58%
U.S. GAAP net income attributed to ReneSola Power	$6.9	$2.8	+147%
Non-GAAP net income attributed to ReneSola Power	$14.7	$3.7	+292%
●	Revenue increased 8% from $73.5 million in 2020 to $79.7 million in 2021;
o	$61.0 million from the Project Development business
o	$18.0 million from the IPP business, primarily from the sale of electricity in China,
o	$0.7 million from operations and maintenance;
●	Gross margin was 39.4%, compared to 22.7% in 2020;
●	Net income attributed to ReneSola Power was $6.9 million, compared to net income of $2.8 million in 2020;
●	Non-GAAP net income attributed to ReneSola Power was nearly quadrupled to $14.7 million from $3.7 million in 2020;
●	Sold 12.3 MW of DG projects in Hungary and 75.0 MW of DG projects in Poland;
●	Sold 28.8 MW community solar projects in U.S. and 12.0 MW of DG projects in Spain; and
●	Our late-stage solar power project pipeline stood at approximately 2.2 GW, as of December 31, 2021.

Major Factors Affecting Our Results of Operations

Our future growth is driven by among others, industry demand for solar power, our ability to win market share from our competitors and our ability to develop and operate our solar projects. Significant factors that affect the financial performance and results of operations of our solar power projects are:

●	industry demand;
●	product pricing;
●	availability and prices of solar modules and other components;
●	government subsidies and incentives;
●	solar power project development;
●	operation of solar power project and generation of electricity; and
●	seasonality variations.

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

The demand for our solar power projects in our current, targeted and potential markets can be affected by the availability of such government subsidies and economic incentives. A significant reduction in the scope or discontinuation of government subsidies and incentive programs, especially those in our target markets, could cause demand for our solar power products and their prices to decline. A decline of the prices of modules may otherwise benefit our downstream solar power projects by reducing the construction costs and may in turn alleviate the negative impact. Nevertheless, significant reduction in the scope or discontinuation of government subsidies and incentive programs may still have a material adverse effect on our business, financial condition, results of operations and prospects.

Solar Power Project Development

In 2021, 2020 and 2019, we recognized $61.0 million, $49.2 million and $90.1 million of net revenue from sales of our solar power projects, representing approximately 77%, 67% and 76% of our total net revenue. Our solar power project development activities have expanded over the past several years through a combination of organic growth and acquisition of project development rights. We develop our solar power projects with a view to selling them. Our ability to identify and engage credit-worthy purchasers timely and to negotiate favorable selling price and payment terms directly affects our profitability. If we are unable to identify and appropriate purchasers in the short term, we may also determine to own and operate certain projects from time to time and earn revenue by generating and selling electricity to the grid companies. We expect that our revenues from the sale of solar power projects and its importance to our overall business will continue to increase in the following years.

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

Growth Strategies

The global solar power project development business is large and yet continues to grow. Industry market research estimates that by 2040, the share of renewables in the energy market will increase to around 30% and globally will become the single largest source of power generation. Europe continues to lead the way in terms of penetration of renewables. Renewable energy is expected to account for more than 50% of the European energy market by 2040. Europe, the U.S. and China are expected to be the three key markets driving the growth of renewables in the next several years due to favorable regulatory policies and incentives. In particular:

●	The European Commission unveiled the “European Green Deal,” a set of policy initiatives intended to make Europe carbon neutral by 2050. This includes a proposal to toughen the EU’s 2030 greenhouse gas emission reductions target. They intend to reduce GHG to 50% of 1990 levels, a more aggressive target than the former 55% target.
●	In the U.S., the Biden administration intends to make the U.S. a 100% clean energy economy with net-zero emissions by 2050, and intends to decarbonize the U.S. power sector by 2035 by adopting renewable energy sources and technologies that can be deployed at scale and compete with fossil fuels on cost.
●	In China, the Central Government initiated the policy to reduce the country’s carbon dioxide emissions by at least 65 percent from 2005 levels by 2030 and to achieve carbon neutrality by 2060.

With our focus on Europe, the U.S., and China, we believe we are strategically positioned for growth. In Europe, we have major development activities across Poland, Hungary, Spain, France, Germany, and the U.K. In the U.S., our late-stage projects include community solar projects in Minnesota, Maine, and New York. Additionally, we have projects under development in Florida, Pennsylvania, Illinois, and California, and we operate utility projects in North Carolina. In China, our key geographic focus will be in the Yangtze River Delta area, which has attractive electricity tariffs and is one of the major metropolitan areas designated to play a pivotal role in the country’s future economic growth. We intend to expand our IPP assets by building 100 MW of projects in 2022. Our Project Development business benefits from an intense focus on small-scale projects in diverse jurisdictions with a high PPA/FiT price that generates attractive returns. As of December 31, 2021, our late-stage pipeline was 2.2 GW, up from 1,671 MW in the third quarter of 2021. We continue to focus on profitable markets, including the U.S. and Europe, where we see tremendous growth opportunities with high-quality projects. Importantly, we intend to add incremental project pipeline in our core markets to reach 3 GW by the end of 2022. We are confident that we can achieve this, because our teams around the world are dedicated, skilled, and experienced and are supported by the foundation of our strong balance sheet.

Pipeline Target	Capacity (MW)
Hungary	100
Poland	600
Spain	400
France	100
Germany and Italy	400
U.K.	300
USA	1,000
China	100
Total	3,000

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

Prior to the disposal of discontinued business on September 27, 2017, the Company operated and managed three principal reportable segments, Wafer, Cell and module, and Solar power projects. The Wafer segment involves the manufacture and sales of monocrystalline and multicrystalline solar wafers and processing services. The Cell and module segment involves manufacture and sale of PV cells and modules, and service revenue from tolling arrangements. The solar power projects segment is a newly formed segment in 2015 which involves solar power project development, EPC services and electricity generation revenue. Ancillary revenues and expenses and other unallocated costs and expenses are recorded in other.

Pursuant to the disposal of the manufacturing business and LED distribution business on September 27, 2017, the Company further separated the solar power project segment into three reportable segments, including solar power project development, EPC services and electricity generation revenue. Ancillary revenues and expenses and other unallocated costs and expenses are recorded in other.

	Year ended December 31, 2019
	Solar power	Electricity
	project	generation	EPC
	development	revenue	services	Other	Total
Net revenue	$90,096,551	$28,712,942	$69,751	$237,780	$119,117,024
Gross profit/(loss)	$17,571,303	$16,763,190	$(178,414)	$69,969	$34,226,048

	Year ended December 31, 2020
	Solar power	Electricity
	project	generation	EPC
	development	revenue	services	Other	Total
Net revenue	$49,160,215	$23,547,162	$—	$795,506	$73,502,883
Gross profit	$4,374,238	$11,668,935	$—	$642,609	$16,685,782

	Year ended December 31, 2021
	Solar power	Electricity
	project	generation	EPC
	development	revenue	services	Other	Total
Net revenue	$61,036,228	$17,969,727	$—	$655,837	$79,661,792
Gross profit	$23,867,607	$7,420,366	$—	$136,868	$31,424,841

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

The following table summarizes the Company’s revenues generated by the geographic location of customers:

	Years ended December 31,
	2019	2020	2021
China	$24,470,827	$16,557,196	$16,901,791
United States	9,277,514	4,388,241	13,895,115
Canada	—	15,557,800	—
Romania	3,193,215	5,709,713	—
UK	3,853,687	655,102	—
Spain	—	—	2,839,291
France	730,962	152,548	96,210
Poland	59,884,835	10,008,838	24,943,755
Hungary	17,705,984	20,473,445	20,985,630
Total	$119,117,024	$73,502,883	$79,661,792

We expect the revenue from solar power project continue to increase generally in parallel with our business growth. However, the COVID-19 outbreak has brought uncertainties and interruptions to the global economy which are beyond our control. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We face risks related to health epidemics and other outbreaks.”

Cost of Revenue

Our cost of revenue for continuing operations consists of costs for:

●	development costs (including interconnection fees and permitting costs) of solar power projects;
●	acquisition costs of solar power projects, if applicable;

●	project management costs;
●	EPC costs (consisting of costs of the components of solar power projects other than solar modules, such as inverters, electrical and mounting hardware, trackers, grid interconnection equipment, wiring and other devices);
●	interest costs capitalized for solar power projects during construction period; and
●	site-specific costs

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

Our gross margin slightly decreased from 28.7% in 2019 to 22.7% in 2020. Our gross margin increased from 22.7% in 2020 to 39.4% in 2021, however, our gross margin increased to 39.4% from 22.7% primarily due to the increase of revenue from high margin NTP project sales in the USA and Europe.

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

If it is more likely than not that some or all of the deferred tax assets will not be realized, we will provide for valuation allowances based on available evidence. As of December 31, 2021, the subsidiaries of the Company in PRC had net operating loss carry forwards of $12.9 million, of which $2.7 thousand, $0.9 thousand, $6.0 million, $1.6 million and $5.3 million will expire in 2022, 2023, 2024, 2025 and 2026, respectively.

We consider positive and negative evidence to determine whether some portion or all of the deferred tax assets will not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, our experience with tax attributes in China expiring unused and tax planning alternatives. We have considered the following possible sources of taxable income when assessing the realization of deferred tax assets:

●	tax planning strategies;
●	future reversals of existing taxable temporary differences; and
●	further taxable income exclusive of reversing temporary differences and carry forwards.

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible for tax purposes. As a result, the Company has recognized a valuation allowance of $11.0 million and $8.7 million as at December 31, 2020 and 2021, respectively.

In 2021, we had overseas operations in the jurisdiction of the United States, the United Kingdom, Poland, Hungary, Spain, France, Germany, Italy and China. The corporate income tax rates in these jurisdictions range from 0% to 28%.

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

EBITDA is defined as net income or loss before interest, taxes, depreciation and amortization. EBITDA margin is defined as EBITDA as a percentage of revenues. We believe that EBITDA and EBITDA margin provide useful information to investors and others in understanding and evaluating our operating results. Adjusted EBITDA represents EBITDA plus discount of electricity subsidy in China, plus share-based compensation, plus allowances for credit losses, plus impairment of long-lived assets, plus one-time penalty of postponed payables, plus one-time OCI settlement, plus loss/(gain) on disposal of assets, plus foreign exchange loss/(gain).

Non-GAAP net income/(loss) attributable to the Company represents GAAP net income/(loss) attributed to ReneSola Power plus discount of electricity subsidy in China, plus share-based compensation, plus allowances for credit losses, plus impairment of long-lived assets, plus one-time penalty of postponed payables, plus one-time OCI settlement, plus loss/(gain) on disposal of assets, plus foreign exchange loss/(gain).

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

The tables below present reconciliations of EBITDA, adjusted EBITDA, non-GAAP operating income/(loss) and non-GAAP net income/(loss) attributable to the Company, for the periods indicated.

	Years ended December 31,
	2020	2021

	(In thousands)
Net Income	$2,156	$6,614
Add: Income tax expenses	163	774
Add: Interest expenses, net off interest income	5,230	3,500
Add: Depreciation & Amortization	7,341	6,795
EBITDA	14,890	17,683
Add: Discount of electricity subsidy in China	971	982
Add: Share based compensation	369	2,627
Add: Allowances for credit losses	7,021	2,314
Add: Impairment of long-lived assets	1,432	360
Add: Loss/ (gain) on OCI settlement	7,500	(428)
Add: Cancellation of project assets	1,461	1,300
Add: Loss on disposal of property, plant and equipment	768	238
Add: Foreign exchange loss/(gain)	(769)	1,764
Less: Gains on disposal of property, plant and equipment	(16,278)	(66)
Less: Interest income of discounted electricity subsidy in China	(954)	(919)
Adjusted EBITDA	$16,411	$25,855

	Years ended December 31,
	2020	2021

	(In thousands)
Reconciliation of operating income
GAAP operating income	$6,780	$12,652
Add: Discount of electricity subsidy in China	971	982
Add: Share based compensation	369	2,627
Add: Allowances for credit losses	7,021	2,314
Add: Impairment of long-lived assets	1,432	360
Add: Loss/(gain) on OCI settlement	7,500	(428)
Add: Cancellation of project assets	1,461	1,300
Add: Loss on disposal of property, plant and equipment	768	238
Less: Gains on disposal of property, plant and equipment	(16,278)	(66)
Non-GAAP operating income	$10,024	$19,979

	Years ended December 31,
	2020	2021

	(In thousands)
Reconciliation of net income attributed to ReneSola Ltd
GAAP net income attributable to ReneSola Ltd	$2,779	$6,862
Add: Subsidy discount	581	588
Add: Share based compensation	369	2,627
Add: Allowances for credit losses	6,895	2,214
Add: Impairment of long-lived assets	1,223	216
Add: Loss/ (gain) on OCI settlement	7,500	(428)
Add: Cancellation of project assets	1,461	1,300
Add: Loss on disposal of property, plant and equipment	460	142
Add: Foreign exchange loss/(gain)	(769)	1,764
Less: Gain on disposal of property, plant and equipment	(16,179)	(40)
Less: Interest income on subsidy discount	(571)	(550)
Non-GAAP net income attributed to ReneSola Ltd	$3,749	$14,695
Non-GAAP net income per ADS attributable to ReneSola Ltd—Basic	$0.08	$0.21

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

Results of Operations

The following table sets forth a summary, for the periods indicated, of our consolidated results of operations with each item expressed.

	Year ended December 31,
	2019	2020	2021
Net revenues:
Solar power project development	$90,096,551	$49,160,215	$61,036,228
Electricity generation revenue	28,712,942	23,547,162	17,969,727
EPC services	69,751	—	—
Other	237,780	795,506	655,837
Total net revenue	119,117,024	73,502,883	79,661,792
Cost of revenue	(84,890,976)	(56,817,101)	(48,236,951)
Gross profit	34,226,048	16,685,782	31,424,841

Operating (expense)/income:
Sales and marketing	(750,461)	(433,121)	(304,933)
General and administrative	(15,757,147)	(14,512,631)	(16,998,675)
Other operating (expense)/income	(11,802,629)	6,472,463	(1,108,681)
Impairment loss of assets	(6,880,115)	(1,432,296)	(360,151)
Total operating expense	(35,190,352)	(9,905,585)	(18,772,440)

Income/(loss) from operation	(964,304)	6,780,197	12,652,401

Non-operating (expenses)/income:
Interest income	822,915	975,719	1,654,614
Interest expense	(9,159,818)	(6,206,076)	(5,153,794)
Foreign exchange (losses)/gains	(1,273,899)	769,183	(1,764,349)
Total non-operating expense	(9,610,802)	(4,461,174)	(5,263,529)

Income/(loss) before income tax	(10,575,106)	2,319,023	7,388,872
Income tax expense	(1,105,049)	(163,036)	(774,412)

Income/(loss), net of tax	(11,680,155)	2,155,987	6,614,460
Less: Net income/(loss) attributed to non-controlling interests	(2,848,932)	(622,668)	(247,413)
Net income/(loss) attributed to ReneSola Ltd	$(8,831,223)	$2,778,655	$6,861,873

Income/(loss) attributed to ReneSola Ltd per ADS
Basic	$(0.22)	$0.06	$0.10
Diluted	$(0.22)	$0.06	$0.10

Weighted average number of ADS used in computing income/(loss) per ADS*
Basic	40,595,551	49,166,354	68,906,139
Diluted	40,595,551	49,788,422	69,840,638

*Each ADS represents 10 ordinary shares.

	Year ended December 31,
	2019	2020	2021
Net income/(loss)	$(11,680,155)	$2,155,987	$6,614,460
Other comprehensive income/ (loss), net of tax:
Foreign currency translation adjustment	226,014	1,208,482	(521,464)
Other comprehensive income/ (loss)	226,014	1,208,482	(521,464)
Comprehensive income/(loss)	(11,454,141)	3,364,469	6,092,996
Less: Comprehensive income/(loss) attributed to noncontrolling interests	(4,257,484)	1,292,169	284,344
Comprehensive income/ (loss) attributed to ReneSola Ltd	$(7,196,657)	$2,072,300	$5,808,652

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Net Revenue. Our net revenue increased from $73.5 million in 2020 to $79.7 million in 2021 primarily due to (i) the increase of the revenue from our solar power project development and solar power rights of $11.9 million, mainly increase of the project sales in the United States and Europe with higher project MW being sold and (ii) the decrease of the revenue from electricity generation revenue of $5.6 million which resulted from the sale of the Romina project.

Cost of Revenue. Our cost of revenue decreased from $56.8 million in 2020 to $48.2 million in 2021. Our cost of revenue associated with solar power project and electricity generation primarily consists of project development cost and depreciation expenses arising from our solar power fixed assets. The decrease of our cost of revenue is primarily due to lower development stage costs incurred with project rights sales, which are aligned with project budgets.

Gross Profit. Gross profit for 2021 was $31.4 million, compared to a gross profit of $16.7 million in 2020. The increased profit (margin) was contributed from the stable gross margin from electricity generation and Solar power project development with attractive PPA prices.

Sales and Marketing Expenses. Sales and marketing expenses decreased from $0.4 million in 2020 to $0.3 million in 2021 which was aligned with our cost saving strategy.

General and Administrative Expenses. General and administrative expenses decreased from $14.5 million in 2020 to $17.0 million in 2021, primarily due to the increased in our personnel cost as we recruited experienced core team members to expand our projects.

Other Operating (Expenses)/income. Other operating income was $6.5 million in 2020 and other operating expense was $1.1 million in 2021. Our other operating income/expenses consisted primarily of discount charges of long-term receivables, compensation income and expenses, and disposal gain or loss of projects assets and property, plant and equipment. The other operating expenses in 2021 mainly comprised of (i) penalty cost of $0.5 million from China (ii) cancelled project cost of $1.3 million (iii) fire loss of $0.2 million from China partially offset by (iv) income of $0.4 million from the OCI right of subrogation and (v) income of $0.5 million from the forgiveness of debt.

Impairment Loss of Assets. Impairment loss on assets was $1.4 million in 2020 and $0.4 million in 2021, which was mainly caused by an impairment loss due to fire incident at power stations in China.

Interest Income and Expenses. Our interest income increased from $1.0 million in 2020 to $1.7 million in 2021, primarily due to recognition of discounted interest income on receivables from feed-in tariffs (FIT) for electricity sold and interest income received from cash deposits. Our interest expenses decreased from $6.2 million in 2020 to $5.2 million in 2021, primarily due to the decreased average outstanding principal in 2021.

Foreign Exchange (Losses)/gains. Foreign exchange gain was $0.8 million in 2021 and foreign exchange loss was $1.8 million in 2021 primarily due to the depreciation of the EUR in 2021.

Income Tax Expense. Income tax expense decreased from $0.2 million in 2020 to $0.8 million in 2021. The income tax expense in 2021 mainly resulted from the taxable income from China.

Net Income. As a result of the foregoing, we had a net income of $6.6 million in 2021, compared to net income of $2.2 million in 2020.

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

Other Operating (Expenses)/income. Other operating expenses was $11.8 million in 2019 and other operating income was $6.5 million in 2020. Our other operating income/expenses consisted primarily of discount charges of long-term receivables, compensation income and expenses, and disposal gain or loss of projects assets and property, plant and equipment. The other operating income in 2020 mainly comprised of (i) disposal gain of property, plant and equipment of $15.4 million in Romania and (ii) joint settlement payable loss of $7.5 million which owes by Renesola Zhejiang Ltd (“Zhejiang Yuhui Solar Energy Source Co., Ltd”), a former subsidiary of the Related Party, ReneSola Singapore and the Company has joint responsibility on the settlement.

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

Liquidity and Capital Resources

In September 2017, we completed a non-cash restructuring following which, among other things, substantially all of the assets and liabilities related to our manufacturing businesses, including polysilicon, solar wafer, solar cell and solar module manufacturing, as well as the LED distribution business were transferred into ReneSola Singapore Pte. Ltd. Upon the closing of this restructuring, all the issued shares of ReneSola Singapore Pte. Ltd. were transferred to Mr. Xianshou Li, our previous chairman and previous chief executive officer. As a result, bank borrowings in excess of RMB3 billion ($461 million) related to the transferred businesses will no longer be consolidated on our balance sheet as all have been assumed by the buyer, ReneSola Singapore Pte. Ltd. agreed to cancel approximately $217.4 million of accounts and other payable owed by us and we issued 180 million ordinary shares to ReneSola Singapore Pte. Ltd. As of December 31, 2021, our debt-to-asset ratio was improved and decreased to 10.28 % from 45.5% as of December 31, 2020.

For the year ended December 31, 2021, we had generated negative operating cash flow of $6.1 million, positive working capital of $294.1 million and income from operations of $12.7 million and we repaid borrowings of $41.5 million in 2021. We believe that our cash and cash equivalents, project assets, and continued support from financial institutions, fund investors and financing lease companies, in the form of renewed and additional short-term or long-term financings (including development loans, construction loans and project financings) and equity contribution, will be sufficient to meet our working capital and capital expenditure needs that will arise in 2022 and will be sufficient for the next 12 months from filing date of this annual report. We intend to continue to carefully execute our operating plans and manage credit and market risk. However, if our financial results or operating plans change from our current assumptions, our liquidity could be negatively impacted.

As part of our financing policy, we expect to continue to finance our liquidity needs mainly with cash flows from our operating activities. We continuously evaluate opportunities to pursue acquisitions or engage in strategic transactions. We expect to finance any significant future transaction with a combination of cash, long-term indebtedness and the issuance of shares of our company. As of December 31, 2021, significant components of our working capital were as follows:

●	Our total current assets were $329.2 million, including cash and cash equivalents of $254.1 million.
●	We had current project assets of $9.6 million in our late stage projects under development. Although we believe we will be able to sell such project assets at a profit, if we are unable to sell these project assets at reasonable prices in the near term, our liquidity may be negatively affected.
●	We raised a total of $290 million by issued new ADSs in 2021.

Cash generated from operations, external financing, and related party credit are our primary sources of operating liquidity, and we believe that cash flows from operations combined with our existing cash and cash equivalents, and facilities currently available, and those expected to be renewed will be sufficient to satisfy our obligations when they become due.

Borrowings

Short-term Borrowings

As of December 31, 2021, all the short-term borrowings has been fully repaid and there was no new short-term borrowings.

Bond payable

As of December 31, 2021, all bonds have been fully repaid and there was no new bond payable.

Long-term Borrowings and Other Liabilities

In January 2021, our United Kingdom (“UK”) subsidiary obtained a long-term loan from a lender in the UK totaling £45.5 thousand ($61.5 thousand). The long-term loan has a maturity date of July 2026 and was interest free for the year ended December 31, 2021. As of December 31, 2021, long-term borrowings were $61.5 thousand.

Issuance of Securities

In connection with our business restructuring in September 2017, we issued 180 million ordinary shares with a fair value of approximately $42.5 million to ReneSola Singapore Pte. Ltd., a former subsidiary prior to the business restructuring. We also issued shares under our share incentive plan.

On October 2, 2019, we issued and sold to Shah Capital Opportunity Fund LP 100,000,000 newly issued ordinary shares at a price of $0.11 per share, for a total consideration of $11 million. The newly issued shares are subject to a 180 day lockup period. Net proceeds from the transaction are intended to be used to expand our global project development activities.

Through two “at-the-market” equity offering programs and multiple registered direct placements, the Company issued 99,285,640 ordinary shares in 2020.

Through 2021, we issued additional 130,127,050 common shares, of which 125,000,000 common shares were issued via offerings with several institutional investors with total net proceeds of $272.7 million after deducting placement agent fees and other offering expenses. The remaining 5,127,050 common shares are issued from the employee share option plan.

The number of total issued shares of the Company as of December 31, 2021 was 717,316,622, of which 671,510,912 ordinary shares are currently outstanding.

Other than those mentioned above, in 2019, 2020 and 2021, we did not issue any other securities.

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

On December 31, 2019, our subsidiary, RPNC Holdings, LLC received contribution from non-controlling interest holders of subsidiaries, Fayetteville RG Solar, LLC with a consideration of $13.1 million. Net proceeds are used for capital expenditures to construct solar energy projects.

On September 15, 2021, ReneSola Ltd, received contributions from selling 49% of certain Company subsidiaries shares to non-controlling interest holders of subsidiaries, Eiffel Energy Transition Fund S.L.P, for consideration of $2.1 million. Net proceeds are used for capital expenditures to construct solar energy projects.

Cash Flows and Working Capital

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2019	2020	2021

	(in thousands)
Net cash provided by/(used in) operating activities	55,914	(10,033)	(6,100)
Net cash provided by/(used in) investing activities	(1,597)	(3,387)	19,224
Net cash provided by/(used in) financing activities	(39,306)	30,177	204,641
Effect of exchange rate changes	1,087	(722)	(4,057)
Net increase in cash and cash equivalents and restricted cash	16,098	16,033	213,706
Cash and cash equivalents and restricted cash, at the beginning of the year	9,026	24,697	40,676
Less: Cash and cash equivalents and restricted cash reclassified as assets held for sale	427	54	—
Cash and cash equivalents and restricted cash, at the end of the year	$24,697	$40,676	$254,382

Operating Activities

Net cash used in operating activities in 2021 was $6.1 million, primarily due to (i) decrease in working capital of $ 26.8 million; offset by (ii) depreciation of $6.8 million; (iii) allowance of credit loss of $2.3 million; (iv) stock based compensation of $2.6 million (v) impairment loss of assets of $0.4 million; (vi) cancellation loss of project assets of $1.3 million; (vii) net loss on disposal of project assets and property, plant and equipment of $0.3 million (viii) deferred tax provision of $0.4 million and (ix) net income from of $6.6 million.

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

Investing Activities

Net cash provided by investing activities in 2021 was $19.2 million, primarily due to proceeds from disposal of property, plant and equipment of $31.3 million, offset by purchase of property, plant and equipment of $11.6 million and lending to related parties of $0.4 million.

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

Financing Activities

Net cash provided by financing activities in 2021 was $204.6 million, primarily comprising of (i) proceeds from banks and other third party borrowings of $0.1 million; (ii) proceeds from issuance of ordinary shares, less share issuance costs, of $272.7 million and (iii) proceeds from bonds of $2.4 million, (iv) proceeds from related party borrowing of $1.3 million, (v) contribution from non-controlling interest holders of subsidiaries of $2.1 million partially offset by (i) repayment of banks and other third party borrowings of $30.2 million; (ii) repayment of bonds of $11.3 million; (iii) prepayment of failed sale-lease back financing of $7.2 million, (iv) repayment of finance lease obligation of $6.8 million and (v) repurchase of ordinary shares of $18.4 million.

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

As of December 31, 2021, our working capital was $294.1 million. As of December 31, 2020, our working capital was $48.4 million.

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

Contractual Obligations

The following table sets forth our known contractual obligations as of December 31, 2021:

	Payments Due by Period
		less than			More than
Contractual Obligations	Total	1 year	1-3 years	3-5 years	5 years

	(in thousands)
Operating leases	$29,615	$1,771	$2,824	$2,801	$22,219
Failed sale-lease back and finance lease liabilities, including current portion	49,016	13,295	21,904	12,005	1,812
Total	$78,631	$15,066	$24,728	$14,806	$24,031

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

We filed trademark registration applications with the PRC Trademark Office, UK Intellectual Property Office, European Union Intellectual Property Office, and United States Patent and Trademark Office. As of the date of this annual report, we have been granted the trademarks of “” in the PRC for Category 35, 40 and 42 under the International Classification of Trademarks and for Category 40 and 42 under the International Classification of Trademarks in US, UK, and Europe.

D.Trend Information

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2021 to December 31, 2021 that are reasonably likely to have a material adverse effect on our net revenue, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial conditions.

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

Revenue recognized from solar power development was $90.1 million, $49.2 million and $61.0 million for the years ended December 31, 2019, 2020 and 2021, respectively.

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

Although the EPC contract usually clearly states a fixed unit price and the estimated total contract amount, the total contract amount is subject to variable consideration due to the difference between actual grid-connection capacity and estimated grid-connection capacity. The Company usually makes a reasonable estimation of grid-connection capacity, which represents a form of variable consideration. The variable consideration is estimated at the contact inception at the best estimate based on relevant experience and historical data and updated at the end of each reporting period as additional performance data becomes available and only to the extent that it is probably that a significant reversal of any revenue will not occur. Revenue recognized from EPC services was $69.8 thousand for the year ended December 31, 20219 and nil for the years ended December 31, 2020 and 2021, respectively.

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

For EPC services, the Company provides a limited assurance only warranty for the modules, materials and construction part of the power plants. Although the Company subcontracts the construction to third party developers and purchase the raw materials and modules from third party suppliers, the Company is the primary obligor for the limited warranties such as solar module product warranty for a period of five to ten years, warranties for defects in engineering design, installation, workmanship for a period of one to two years and recorded as a liability in the Consolidated Balance Sheets. Nevertheless, the Company has a legally enforceable right to recover these warranties from the subcontractor and suppliers as these parties have contracted with the Company to assume these warranty obligations, and that the Company will also record receivables in the Consolidated Balance Sheets for expected reimbursement in amounts that the Company believe are probable. EPC warranty expenses and expected recovery amounts related to warranties are recorded net of expense in the Consolidated Statement of Operations on the basis that the amounts provided by the subcontractor and suppliers are a reimbursement of our costs. As of December 31, 2020 and 2021, the related liabilities and receivables are not material, and the related expenses for the three years ended December 31, 2019, 2020 and 2021 are not material.

Electricity generation revenue

The Company recognizes electricity generation revenue generated from power plants owned and operated by the Company over time as the customer receives and consumes the benefits as the Company performs. In recognizing revenue overtime, the Company follows the output method and uses the actual electricity supplied in order to determine the progress forwards completion and calculate the corresponding amount of revenue and profit to recognize. The electricity generation records are reconciled with the power grid companies and the price of electricity is based on a fixed unit price according to the power purchase arrangement with the power grid companies. The Company is entitled to the feed-in tariff(s) (FIT) that the government guaranteed and subsidized electricity sale price at which solar power projects can produce green energy. The Company recognizes the FIT as part of the electricity generation revenue when the entitlement to receipt of such FIT is fulfilled. Accounts receivable from such FIT are expected to be collected beyond 12 months, thus are discounted at an effective interest rate and recorded as a non-current asset. Revenue recognized from electricity generation revenue was $28.7 million, $23.5 million and $18.0 million for the years ended December 31, 2019, 2020 and 2021, respectively.

Deferred Income Taxes

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net of operating loss carry forwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. Deferred tax assets and liabilities are all classified as non-current in the consolidated balance sheets. The Company recognized deferred tax assets of $1.2 million and $0.8 million for the years ended December 31, 2020 and 2021, respectively.

Recent Accounting Pronouncements

Recently adopted accounting pronouncements

On February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842).” This update requires an entity to recognize lease assets and lease liabilities on the balance sheet and to disclose key information about the entity’s leasing arrangements. ASU 2016-02 is effective for annual reporting periods, and interim periods therein, beginning after December 15, 2018, with early application permitted. We adopted this new accounting standard effective January 1, 2019. The adoption of this authoritative guidance resulted in the recognition of operating lease assets and operating lease liabilities. The adoption of this authoritative guidance had no impact on our consolidated operating results, beginning retained earnings, and cash flows since the lease commenced on January 1, 2019.

On June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASC Topic 326”), which amends previously issued guidance regarding the impairment of financial instruments by creating an impairment model that is based on expected losses rather than incurred losses. We adopted this ASC Topic 326 on January 1, 2020 and the adoption did not have a material impact on our consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement. The objective of ASU 2018-13 is to improve the effectiveness of disclosures in the notes to the financial statements by removing, modifying, and adding certain fair value disclosure requirements to facilitate clear communication of the information required by generally accepted accounting principles. The amendments are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019 with early adoption permitted upon issuance of this ASU. The adoption of this standard had no material impact on our consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12—Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This ASU provides an exception to the general methodology for calculating income taxes in an interim period when a year-to-date loss exceeds the anticipated loss for the year. This update also (1) requires an entity to recognize a franchise tax (or similar tax) that is partially based on income as an income-based tax and account for any incremental amount incurred as a non-income-based tax, (2) requires an entity to evaluate when a step-up in the tax basis of goodwill should be considered part of the business combination in which goodwill was originally recognized for accounting purposes and when it should be considered a separate transaction, and (3) requires that an entity reflect the effect of an enacted change in tax laws or rates in the annual effective tax rate computation in the interim period that includes the enactment date. The standard is effective for the Company for fiscal years beginning after December 15, 2020, with early adoption permitted. We adopted the ASU during the first quarter of 2021. The adoption did not have a material impact on our consolidated financial statements.

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Yumin Liu	59	Chief Executive Officer
Martin Bloom	70	Independent Director
Tan Wee Seng	67	Independent Director
Julia Xu	50	Independent Director
Himanshu Harshad Shah	56	Director
Ramnath Iyer	53	Director
Crystal (Xinhan) Li	28	Vice President of Investment and Director
Maggie (Yuanyuan) Ma	48	Director
Ke Chen	48	Chief Financial Officer
Josef Kastner	58	CEO of Europe Projects
John Ewen	52	CEO of North America

Directors

Mr. Martin Bloom has been an independent director since July 2006 and is currently the chairman of the compensation committee and ESG committee, and a member of the audit committee. Mr. Bloom served as the chairman of the audit committee between September 2006 and March 2016. In addition, he has been an advisory board member of Seraphim Space, an investment fund for space and related activities and the chairman and director of Represent Group Limited. Mr. Bloom served as a member of board of directors of LB-Shell plc., formerly known as Intelligent Energy, a British fuel cell company, from 2012 to December 2017, the group chief executive officer from June 2016 to December 2017, and the chairman of its nomination committee and a member of its audit committee and remuneration committee from 2014 to 2016. Mr. Bloom was the chairman of the board of directors of MayAir Group, a Malaysian air purification company listed on the London AIM, from May 2015 to March 2018. He was a member of the board of directors of Green & Smart, a Malaysian biogas producer listed on the London AIM, and chairman of its audit committee from May 2016 to September 2017. Mr. Bloom was a member of the board of directors of Starcom plc, an asset tracking company listed on London AIM, and the chairman of its audit committee from January 2013 to October 2015. Mr. Bloom has almost 40 years of experience in strategic partnering, technology commercialization and business strategy. He has built businesses in the United States, Europe and Asia. In 2005, Mr. Bloom was appointed to serve as the UK chairman of the China-UK Venture Capital Joint Working Group, launched by the then-Chancellor of the United Kingdom, Gordon Brown, in February 2005, to foster collaboration between the venture capital and private equity industries in China and the United Kingdom. Mr. Bloom worked at Coopers & Lybrand (now PricewaterhouseCoopers) from 1996 to 1997 and was the project manager of a series of technology transfer schemes between the United Kingdom and Japan on behalf of the Department of Trade & Industry of the United Kingdom from 1992 to 1997. Mr. Bloom worked as a corporate strategist at Unilever between 1973 and 1981. Mr. Bloom has a bachelor’s degree with honors in economics from the University of Southampton and a master’s degree in the history of science jointly from Imperial College and University College, London.

Mr. Tan Wee Seng has been an independent director since April 2009. Mr. Tan is currently the chairman of the audit committee and a member of nominating and corporate governance committee and ESG committee. In addition, Mr. Tan is a non-executive director, chairman of sustainability committee, and member of audit committee and nomination committee of Xtep International Holdings Limited, an independent non-executive director and chairman of audit committee of Sa Sa International Holdings Limited, an independent non-executive director and the chairman of the remuneration committee and a member of the audit committee of Health and Happiness (H&H) International Holdings Limited, an independent non-executive director and the chairman of the audit committee of CIFI Holdings (Group) Co. Ltd., and an independent non-executive director and the chairman of the audit committee and remuneration committee and a member of the nomination committee of Shineroad International Holdings Limited, all of which are listed on the Main Board of Hong Kong Stock Exchange, as well as a director and the chairman of the finance & operation committee of Beijing City International School, an academic institution in Beijing. Mr. Tan has been an independent non-executive director for Sinopharm Group Company Limited from October 2014 to September 2020. Mr. Tan has also been an independent director for 7 Days Group Holdings Limited listed on the NYSE from November 2009 until it was taken private in July 2013, and he was the chairman of the special committee for privatization from October 2012 to July 2013. Mr. Tan has over 30 years of experience in financial management, corporate finance, merger and acquisition, business management and strategy development. He has also held various management and senior management positions in a number of multinational corporations and China corporations. From 2003 to 2008, he was an executive director, the chief financial officer and the company secretary of Li Ning Company Limited, a company listed on the Main Board of Hong Kong Stock Exchange. From 1999 to 2002, he was the senior vice president of Reuters for China, Mongolia and North Korea regions, and the chief representative of Reuters in China. Prior to that, he served as the managing director of AFE Computer Services Limited, a Reuters subsidiary in Hong Kong mainly engaged in domestic equity and financial information services, a director of Infocast Pty Limited which was a Reuters subsidiary in Australia, and the regional finance manager of Reuters East Asia. Mr. Tan is a professional accountant and a fellow member of the Chartered Institute of Management Accountants in the United Kingdom, and the Hong Kong Institute of Directors.

Ms. Julia Xu has been an independent director since March 2016. Ms. Xu is currently the chairman of the nominating and corporate governance committee and a member of the audit committee, the compensation committee and ESG committee. Ms. Xu is the founder and currently the managing director of Oravida, a New Zealand-based group specializing in the branding and promotion of New Zealand’s premium food products primarily for the Chinese market. Prior to establishing Oravida in New Zealand, Ms. Xu was the chief financial officer of ReneSola Power from April 2010 to June 2011 and the vice president of international corporate finance and corporate communications of ReneSola Power from March 2009 to March 2010. Ms. Xu has extensive financial markets experience, including earlier roles at Deutsche Bank Hong Kong, Bankers Trust and Lehman Brothers. Ms. Xu obtained her bachelor’s degree in biology from Cornell University in 1995 and received her MBA from Johnson School of Management of Cornell University in 2004.

Mr. Himanshu Harshad Shah has been our director since March 2022. Mr. Shah is the Founder, President, and CIO of Shah Capital. Mr. Shah brings over thirty years of experience in global capital markets and entrepreneurial business acumen. Over the years, he has successfully advised many portfolio companies on both pragmatic strategy and disciplined execution. In addition, Mr. Shah has served on the Board of Directors for Vitamin Shoppe. Currently, he is also the Chairman of Marius Pharmaceuticals. Shah Capital is a long-term stakeholder and has over 17% ownership of ReneSola Power.

Mr. Ramnath N. Iyer has been our director since April 2022. Mr. Iyer brings extensive capital markets experience from his prior roles as portfolio manager to multiple international asset management firms, and strategist role at investment banks. In addition, Mr. Iyer brings significant knowledge and expertise on sustainability, environmental, social, and governance (ESG) from his current role as the Head of ESG Asia at Invartis Consulting where he helps institutional investors and buyside funds integrate ESG and sustainability practices into their investing processes. Mr. Iyer holds a post graduate diploma in Management from Indian Institute of Management.

Ms. Crystal (Xinhan) Li daughter of Mr. Xianshou Li has been our director since October 2019 and was appointed as vice president of investment in November 2019. Ms. Li joined ReneSola Power Holdings LLC in 2017, focusing on the Company’s project development efforts and collaborating closely with the M&A team in the U.S. Ms. Li is leading the effort in evaluating all new project opportunities (including potential M&A opportunities), analyzing investment environments and managing the Company’s current project portfolio across different geographies. She brings extensive experience in strategy development, project management, risk analysis, and structuring complex financial transactions. Additionally, she offers new insights into ReneSola Power’s business and growth strategy. Ms. Li holds a bachelor’s degree in Economics from New York University.

Ms. Maggie (Yuanyuan) Ma has been our director since July 2021. Ms. Ma served as ReneSola Power’s Chief Financial Officer from April 2016 to February 2018. She resigned as the Company’s Chief Financial Officer in February 2018 to serve as Chief Financial Officer at Shanghai STEP Electric Corporation (002527.SZ). Prior to that, Ms. Ma joined ReneSola Power in February 2011 and served as our interim chief financial officer from October 2015 to March 2016, as the vice president of financial control between October 2013 and October 2015, and as our director of internal control between February 2011 and October 2013. Ms. Ma has more than 20 years of experience in finance and internal control areas, including over 15 years of management experience.

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

Mr. Ke Chen has been our executive director from October 2019 to April 2022, and our chief financial officer since November 2019. Mr. Chen is a Director at Shah Capital. He has over 13 years of experience in the global capital markets, including investing in solar industry globally. Ke will bring both capital market insight and strategic expertise to the ReneSola Power Board in his role as a director and our chief financial officer. Prior to joining Shah Capital, Ke worked in the pharmaceutical and biotech industries, and was an inventor who holds four patents. Ke holds an MBA from the Kenan-Flagler Business School at UNC Chapel Hill. He also holds an M.S. in Chemistry from the University of Florida and earned a B.S. from the University of Science and Technology of China.

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

Mr. Josef Kastner has been our Vice President Projects Europe since September 2017. Mr. Kastner joined us in 2014, leading the EPC team in Europe. During Mr. Kastner’s employment in us, Mr. Kastner started to develop our solar business in Poland in 2015, turning us into the most successful solar company in the Polish market, led the team winning a 116 MW pipeline in Turkey in 2016, which is the largest portfolio of unlicensed projects in Turkey, launched the development ground-mounted solar projects in France in 2017, launched business in Hungary in September 2017 and started with construction of first plants in March 2018. Prior to joining us, Mr. Kastner was the chief executive officer of Alpine Green Energia, mainly responsible for EPC service in renewable energy projects. Mr. Kastner holds a degree in civil engineering from Technical University of Vienna.

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

B.Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2021, we paid an aggregate of approximately $2.0 million in cash and granted 7,100,000 Options under 2007 Plan to our executive officers and directors. In 2021, we set aside or accrued a total amount of $0.1 million to provide pension, retirement or similar benefits.

Share Incentive Plan

Our board of directors adopted our 2007 share incentive plan in September 2007, which was amended in January 2009, August 2010, August 2012, August 2016, January 2018, April 2018, December 2020, and December, 2021 to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentive to employees, directors and consultants and promote the success of our business. We have reserved 42,500,000 shares for issuance under our 2007 share incentive plan. As of March 31, 2022, we had an outstanding award of 15,643,340 shares, excluding awards forfeited pursuant to the terms of our 2007 share incentive plan and the exercised options, and 14,901,600 shares available for future grants.

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

●	Options. Options provide for the right to purchase our shares at a price and period determined by our compensation committee in one or more installments after the grant date.
●	Restricted Shares. A restricted share award is the grant of our shares determined by our compensation committee. A restricted share is nontransferable, unless otherwise determined by our compensation committee at the time of award and may be repurchased by us upon termination of employment or service during a restricted period. Our compensation committee shall also determine in the award agreement whether the participant will be entitled to vote the restricted shares or receive dividends on such shares.
●	Restricted Share Units. Restricted share units represent the right to receive our shares at a specified date in the future, subject to forfeiture of such right. If the restricted share unit has not been forfeited, then on the date specified in the award agreement, we shall deliver to the holder unrestricted shares, which will be freely transferable.

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

Share Options

As of March 31, 2022, we had outstanding options to purchase 15,643,340 shares.

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

On August 8, 2012, our board of directors approved an adjustment to the exercise price of options to purchase an aggregate amount of 5,386,600 shares, previously granted under our 2007 share incentive plan, to a new exercise price of $7.35 per ADS (or $1.47 per ADS prior to the ADS Ratio Change). In addition, on December 31, 2013, our board of directors authorized our chief executive officer to determine the option grant date and exercise price under the 2007 share incentive plan. As a result, the exercise price of certain options granted between August 8, 2012 and December 31, 2013 to purchase an aggregate amount of 950,000 shares were adjusted to $7.35 per ADS. The exercise price of our options in the amount of 2,590,000 shares to be granted on or after January 1, 2014 was set at $7.35 per ADS. From November 2017, the company decided to set the exercise price of our options same as the market price of the grant date for each grant. The following table summarizes, as of March 31, 2022, the outstanding options, excluding options forfeited pursuant to the terms of our 2007 share incentive plan and the options that were exercised on or prior to March 31, 2022, that we granted to our directors and officers and to other individuals as a group under our 2007 share incentive plan.

	Shares Underlying			Final
	Outstanding	Exercise Price		Vesting
Name	Options	($/Share)	Grant Date	Date
Xianshou Li*	833,340	$0.26	April 1, 2018	April 1, 2021
Martin Bloom	200,000	$0.30	December 21,2020	December 21,2021
Martin Bloom	200,000	$0.30	April 13, 2021	April 13, 2022
Julia Xu	300,000	$0.30	December 21,2020	December 21,2021
Julia Xu	200,000	$0.30	April 13, 2021	April 13, 2022
Tan Wee Seng	100,000	$0.26	April 1, 2018	April 1, 2021
Tan Wee Seng	200,000	$0.30	December 21,2020	December 21,2021
Tan Wee Seng	200,000	$0.30	April 13, 2021	April 13, 2022
John Ewen	200,000	$0.11	July 30, 2019	July 30, 2022
John Ewen	200,000	$0.16	May 13, 2021	April 13, 2024
John Ewen	300,000	$1.00	July 27, 2021	April 13, 2024
Yuming Liu	5,000,000	$0.15	December 5, 2019	December 5, 2022
Crystal Li	3,000,000	$0.73	November 24, 2021	November 24, 2023
Ke Chen	3,000,000	$0.73	November 24, 2021	November 24, 2023
All directors and executive officers as a group	13,933,340
Other individuals as a group
	100,000	$0.74	November 30, 2007	November 30, 2012
	250,000	$0.74	September 17, 2012	September 17, 2017
	1,100,000	$0.16	May 13, 2021	April 13, 2024
	260,000	$1.00	May 13, 2021	April 13, 2024
*	Mr. Xianshou Li was our previous chairman and previous chief executive officer.

Restricted Share Units

As of March 31, 2022, we had nil restricted shares units outstanding.

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

C.Board Practices

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

Committees of the Board of Directors

We have an audit committee, a compensation committee, a corporate governance and nominating committee, and an environmental, social, and governance committee under the board of directors. We plan to adopt a new charter for the environmental, social, and governance committee. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Mr. Tan Wee Seng, Ms. Julia Xu, and Mr. Martin Bloom. Mr. Tan Wee Seng is currently the chairman of the audit committee. Mr. Tan Wee Seng, Ms. Julia Xu and Mr. Martin Bloom all satisfy the independence requirements of the NYSE Listing Rules and SEC regulations. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;
●	reviewing with the independent auditors any audit problems or difficulties and management’s response to such audit problems or difficulties;
●	reviewing and approving all related party transactions on an ongoing basis;
●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;
●	annually reviewing and reassessing the adequacy of our audit committee charter;
●	meeting separately and periodically with management and the independent auditors; and
●	reporting regularly to the board of directors.

Compensation Committee. Our compensation committee consists of Mr. Martin Bloom and Ms. Julia Xu. Mr. Martin Bloom is currently the chairman of the compensation committee. Mr. Martin Bloom and Ms. Julia Xu all satisfy the independence requirements of the NYSE Listing Rules and SEC regulations. The compensation committee discharges the responsibility of the board of reviewing and approving the compensation structure, including all forms of compensation relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

●	reviewing and evaluating at least annually and, if necessary, revising the compensation plans, policies and programs adopted by our management;
●	reviewing and evaluating at least annually the performance, and determining the compensation, of our chief executive officer;
●	reviewing and approving our chief executive officer’s employment agreement and amendments thereto, and severance arrangement, if any; and
●	reviewing all annual bonus, long-term incentive compensation, share option, employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Ms. Julia Xu, Mr. Tan Wee Seng and Mr. Martin Bloom. Ms. Julia Xu is currently the chairman of the nominating and corporate governance committee. Ms. Julia Xu, Mr. Tan Wee Seng and Mr. Martin Bloom all satisfy the independence requirements of the NYSE Listing Rules and SEC regulations. The corporate governance and nominating committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

●	recommending to our board of directors for nomination or appointment by the board such candidates as the committee has found to be qualified to be elected or reelected to serve as a member of our board or its committees or to fill any vacancies on our board or its committees, respectively;
●	reviewing annually the composition of our board of directors and its committees in light of the characteristics of independence, qualification, experience and availability of the board members;
●	developing and recommending to our board of directors a set of corporate governance guidelines and principles applicable to the company; and
●	monitoring compliance with the company’s code of business conduct and ethics, including reviewing the adequacy and effectiveness of our internal rules and procedures to ensure compliance with applicable laws and regulations.

Environmental, Social, and Governance Committee. Our environmental, social, and governance committee consists of Mr. Martin Bloom, Mr. Tan Wee Seng, Ms. Julia Xu, Mr. Ke Chen, and Mr. Yumin Liu. Mr. Martin Bloom is currently the chairman of the audit committee. Mr. Martin Bloom, Mr. Tan Wee Seng and Ms. Julia Xu all satisfy the independence requirements of the NYSE Listing Rules and SEC regulations. The environmental, social, and governance committee oversees. The environmental, social, and governance committee is responsible for, among other things:

●	reviewing and evaluating at least annually and, if necessary, revising the environmental, social, and governance plans, policies and programs;

●	reviewing the results of the Company’s important environmental, social, and governance issues, and providing references for corporate governance and risk management;
●	supervising environmental, social, and governance working group, making recommendations and conducts unbiased evaluation and supervision of environmental, social, and governance activities.

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

Terms of Directors and Officers

Our officers are appointed by and serve at the discretion of the board of directors. At each annual general meeting, one-third of our directors then existing, or if their number is not a multiple of three, then the number nearest to and not exceeding one-third, will be subject to re-election. The directors to retire by rotation shall be those who are longest in office since their election, or by lot should they be of the same seniority. Ms. Julia Xu and Mr. Sam (Kaiheng) Feng were re-elected as directors at the 2021 annual general meeting. Mr. Sam (Kaiheng) Feng has subsequently resigned and been replaced as a director by Mr. Himanshu Harshad Shah. In addition, Mr. Ke Chen resigned as a director on 20 April 2022 and was replaced by Mr. Ramnath Iyer. Accordingly, Mr. Shah and Mr. Iyer’s appointments will be subject to approval by the shareholders at the 2022 annual general meeting and on the assumption that no other director wishes to retire from office prior to or at the 2022 annual general meeting, Ms. Crystal (Xinhan) Li and one of Mr. Martin Bloom and Mr. Tan Wee Seng (chosen by lot if neither volunteers) will be subject to re-election at the 2022 annual general meeting.

Our directors have entered into appointment contracts with us and we are not aware any terms which provide for benefits upon termination of appointment, or any appropriate negative statement.

D.Employees

As of December 31, 2021, we had 164 full-time employees, including 81 in management and supporting, 23 in project development, and 60 in operations and maintenance. There are 25 employees located in the United States, Canada, and 45 employees located in Europe, including Austria, United Kingdom, France, Spain, Germany, Poland, Hungary and 94 employees are located in China.

E.Share Ownership

The following table sets forth information with respect to the beneficial ownership of our shares as of March 31, 2022 by:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially more than 5.0% of our shares.

Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act, and includes voting or investment power with respect to the securities.

	Shares Beneficially Owned
	Number	%(1)
Directors and Executive Officers:
Martin Bloom	*	*
Tan Wee Seng	*	*
Julia Xu	*	*
Ke Chen	*	*
Himanshu Harshad Shah (2)	120,441,040	17.9%
Maggie (Yuanyuan) Ma	—	—
Crystal (Xinhan) Li (3)	*	*
Ramnath Iyer	*	*
Yumin Liu	*	*
Josef Kastner	*	*
John Ewen	*	*
All Directors and Executive Officers as a Group	120,973,107	18.02%

Principal Shareholders:
Xianshou Li (4)	154,683,340	23.0%
ReneSola Singapore Pte Ltd.(5)	153,500,000	22.9%
Shah Capital Management, Inc.(2)	115,736,500	16.6%
Shah Capital Opportunity Fund LP (2)	116,000,000	17.3%
Himanshu H. Shah (2)	120,441,040	17.9%
Invesco Ltd. (6)	74,457,240	11.1%
Zhengmin Lian (7)	154,635,105	23.0%
*	Less than 1% of the total number of our shares outstanding as of March 31, 2022.
(1)	Percentage of beneficial ownership of each listed person is based on 671,348,412 shares outstanding (excluding number of shares reserved for future exercise or vest of our awards under our share incentive plan) as of March 31, 2022, as well as the shares that such person has the right to acquire by option or other agreement within 60 days after March 31, 2022.
(2)	Shah Capital Management, Inc. is a North Carolina registered corporation. Shah Capital Opportunity Fund LP is a Delaware Limited Partnership and Himanshu H. Shah is a United States citizen. Himanshu H. Shah is the President and Chief Investment Officer of Shah Capital Management, Inc. and a managing member of Shah Capital Opportunity Fund LP.
(3)	Champion Era Enterprises Limited is a British Virgin Islands company with its registered office at Trident Chamber, P.O. Box 146, Road Town, Tortola, British Virgin Islands, is wholly owned by Chain Path Limited. Chain Path Limited is a company incorporated in the British Virgin Islands, which is wholly owned by LXH Family Trust established for the benefit of Ms. Crystal (Xinhan) Li’s family. Ms. Crystal (Xinhan) Li is the sole director of Champion Era Enterprises Limited.
(4)	Consists of 153,500,000 shares held by ReneSola Singapore Pte Ltd., 833,340 shares issuable upon exercise of options held by Mr. Li, within 60 days after March 31, 2022, and 350,000 shares issuable upon exercise of options held by Ms. Xiahe Lian, the wife of Mr. Li within 60 days after March 31, 2022. Descriptions of Mr. Li’s relationship with ReneSola Singapore Pte Ltd. are set forth in the notes (3) below
(5)	ReneSola Singapore Pte Ltd. is an exempt private company limited by shares incorporated with limited liability under the laws of Singapore and is wholly-owned by Mr. Xianshou Li, our previous chairman and previous chief executive officer. The address for ReneSola Singapore Pte Ltd. is located at 1 CleanTech Loop, #02-28 CleanTech One, Singapore (637141).
(6)	The information was based on Schedule 13D filed by Invesco Ltd. on February 11, 2022. Invesco Capital Management LLC is a subsidiary of Invesco Ltd. and it advises the Invesco WilderHill Clean Energy ETF, or the Fund, which owns 8.32% of the shares reported herein. However, no one individual has greater than 5% economic ownership. The shareholders of the Fund have the right to receive or the power to direct the receipt of dividends and proceeds from the sale of securities listed above.
(7)	Consists of (i) 153,500,000 shares held by ReneSola Singapore Pte Ltd. (“ReneSola Singapore”), (ii) 9 shares held by Champion Era Enterprises Limited (“Champion”), (iii) 1,135,096 shares held by Dynasty Time Limited (“Dynasty”).

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

As of March 31, 2022, the number of our shares issued was 717,316,622, among which 9,534,030 shares represented by 953,403 ADSs were held by the depositary for the ADSs for future exercise or vest of our awards under our 2007 share incentive plan and 36,434,180 shares represented by 3,643,418 ADSs were held by the ADS Depositary, for potential at-the-market offering that we may conduct in the future. As of March 31, 2022, 282,683,378 of our shares were held as ADSs by the depositary for the ADSs. Other than the depositary, Shah Capital Opportunity Fund LP, and Invesco Ltd, we had no record shareholders in the United States as of March 31, 2022.

None of our shareholders had different voting rights from other shareholders as of the date of this annual report. We are currently not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

For certain information as of March 31, 2022 concerning the outstanding awards we have granted to our directors and executive officers individually pursuant to our share incentive plan, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Compensation of Directors and Executive Officers—Share Incentive Plan.” We are not aware of arrangements for involving the employees in the capital of the Company, including any arrangement that involves the issue or grant of options or shares or securities of the Company other than those described under “Item 6. Directors, Senior Management and Employees—B. Compensation—Compensation of Directors and Executive Officers—Share Incentive Plan.”

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.Related Party Transactions

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

Related party transactions

During the years ended December 31, 2019, 2020 and 2021, related party transactions with ReneSola Singapore Pte. Ltd. and its subsidiaries were as follows:

	Years ended December 31,
	2019	2020	2021
Purchase of modules from ReneSola Singapore Pte., Ltd and its subsidiaries (1)	$2,534,750	$—	$—
Services received from ReneSola Singapore Pte., Ltd and its subsidiaries (1)	—	26,070	23,538
Rendering of service to ReneSola Singapore Pte., Ltd and its subsidiaries (1)	834,875	299,626	—
Borrowing from ReneSola Singapore (2)	793,269	12,827	—
Bond issued to Eiffel Investment Group (3)	—	—	1,272,143
Lending to Solar Nexus Limited (4)	—	—	433,285
(1)	After the disposal of the discontinued business in September 2017, ReneSola Singapore Pte., Ltd and its subsidiaries became a related party of the Company in that both ReneSola Singapore and the Company are under common control of Mr. Li Xianshou. The balances due from ReneSola Singapore and its subsidiaries were mainly for rendering service to them. The balances due to ReneSola Singapore and its subsidiaries were mainly for modules, raw materials that the Company purchased from them and borrowings from them.
(2)	Represents borrowings under an agreement between the Company (“borrower”) and ReneSola Singapore (the “lender”). The lender grants to the borrower a loan in the principal amount of up to $200 million with annual interest rate of 1%. There is no fixed repayment schedule of this loan.
(3)	Represents bond issued to Eiffel Investment Group up to EUR 7.03 million ($7.96 million) with annual interest rate of 2%. The bond has a maturity date of September 2031.
(4)	During 2021, the Company transacted with its non-controlling interest’s subsidiary company of Solar Nexus Limited. The balances due from other related party mainly represented borrowing provided to Solar Nexus Limited for working capital purpose.

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

C.Interests of Experts and Counsel

Not applicable.

ITEM 8.FINANCIAL INFORMATION

A.Consolidated Statements and Other Financial Information

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

B.Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.THE OFFER AND LISTING

A.Offer and Listing Details

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

From August 2020 through December 2020, we implemented two “at-the-market” (ATM) equity offering programs and sold about $5 million of our American Depositary Shares (ADS) in August and $10 million of ADS in December. In addition, we initiated multiple registered direct placements of ADS in 2020, through which we raised $5 million in September, $5 million in October and additional $20 million in December. Through 2021, we issued additional 130,127,050 common shares, of which 125,000,000 common shares were issued via offerings with several institutional investors with total net proceeds of $272,729,028 after deducting placement agent fees and other offering expenses. The remaining 5,127,050 common shares are issued from the employee share option plan.

The following table provides the high and low market prices for our ADSs on the NYSE, after giving effect to the ADS Ratio Change.

	Trading Price
	High	Low
	$	$
Quarterly Highs and Lows
First quarter of 2017	3.55	2.20
Second quarter of 2017	2.92	2.31
Third quarter of 2017	2.87	2.12
Fourth quarter of 2017	3.76	2.23
First quarter of 2018	3.25	2.22
Second quarter of 2018	2.99	2.17
Third quarter of 2018	2.58	2.00
Fourth quarter of 2018	2.07	1.15
First quarter of 2019	2.11	1.16
Second quarter of 2019	1.75	1.25
Third quarter of 2019	2.08	0.86
Fourth quarter of 2019	1.77	1.24
First quarter of 2020	1.79	0.85
Second quarter of 2020	1.30	0.91
Third quarter of 2020	2.97	1.11
Fourth quarter of 2020	13.18	2.01
First quarter of 2021	35.68	8.6
Second quarter of 2021	35.77	8.56
Third quarter of 2021	12.60	6.73
Fourth quarter of 2021	9.72	4.84
First quarter of 2022	8.43	4.53
Annual and Monthly Highs and Lows
2013	30.00	6.25
2014	22.25	6.05
2015	9.85	4.56
2016	9.25	3.05
2017	3.76	2.12
2018	3.25	1.15
2019	2.11	0.86
2020	13.18	0.85
2021	35.77	4.84
2022 January	6.72	4.65
2022 February	6.42	4.53
2022 March	8.43	5.00

B.	Plan of Distribution

Not applicable.

C.Markets

Our ADSs have been listed on the NYSE since January 29, 2008 under the symbol “SOL.” In August 2006, our shares were admitted for trading on the AIM. In November 2010, with the approval of our board of directors, our shares ceased to trade on AIM and our admission to trading on the AIM was cancelled.

D.Selling Shareholders

Not applicable.

E.Dilution

Not applicable.

F.Expenses of the Issue

Not applicable.

ITEM 10.ADDITIONAL INFORMATION

A.Share Capital

Not applicable.

B.Memorandum and Articles of Association

Our amended and restated memorandum and articles of association is filed as Exhibit 4.1 of Form S-8 with the SEC on December 29, 2021 (File Number 333-261933).

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

C.Material Contracts

Our significant subsidiary, ReneSola New Energy S.à r.l. (the “Bonds Issuer”), entered into a bond subscription agreement (the “Bond Subscription Agreement”) with Eiffel Energy Transition Fund S.L.P. (the “Bonds Subscriber”) on July 21, 2020, which is filed as Exhibit 4.12 in annual report for the year ended December 31, 2020 on the form of 20-F. According to the Bond Subscription Agreement, ReneSola New Energy S.à r.l. intends to issue, from time to time, bonds, in registered form, denominated in euro and having a nominal value of one euro (EUR 1) each, up to an aggregate amount of ten million six hundred and forty thousand euros (EUR 10,640,000) divided in several tranches (the Bonds) for the purpose of providing bridge financing to the Issuer in connection with the funding of the construction costs, excluding VAT and internal development costs of nineteen (19) solar PV projects in Poland (the Projects) by seven (7) subsidiaries of the Issuer (the SPVs). As of the date of the Bond Subscription Agreement, Bonds Issuer agreed to issue and Bonds Subscriber agreed to subscribe from the Bonds Issuer for the purpose of establishing security pursuant to the Security Documents (as defined below), and the Parties to this Agreement appointed the Subscriber as a Pledge Administrator in accordance with article 4 point 4 of the Polish Act dated 6 December 1996 on the registered pledge and the register of pledges.

On December 22, 2020, ReneSola New Energy S.à r.l. (the “Seller”) entered into a sale purchase agreement (the “Sale Purchase Agreement”) in relation to 100% of the shares of Lucas EST S.R.L and Ecosfer Energy S.R.L (the “Targets”) with Solis Bond Company Designated Activity Company (the “Buyer”), which is filed as Exhibit 4.10 in annual report for the year ended December 31, 2020 on the form of 20-F. In accordance with the Sale Purchase Agreement, the Seller agreed to sell all the shares held by them in the Targets and the Buyer agreed to acquire all of those shares. Alternus Energy Group Plc acted as the guarantor for the transaction. On March 16, 2021, the relevant parties signed an amendment agreement, which is filed as Exhibit 4.11 in annual report for the year ended December 31, 2020 on the form of 20-F.

On February 17, 2021, we entered into a settlement agreement (the “Settlement Agreement”) with OCI in the wake of the ICC arbitration to address the rights and obligations between us, which is filed as Exhibit 4.13 in annual report for the year ended December 31, 2020 on the form of 20-F. For more background information about the dispute and arbitration proceeding, see “Item 8. Financial Information – A. Consolidated Statements and Other Financial Information – Legal and Administrative Proceedings.” According to the Settlement Agreement, we pay an overall amount of $7.5 million (the “Settlement Sum”) to OCI in three instalments. In return for the on-schedule and full payment of the Settlement Sum, OCI has irrevocably and unconditionally released and discharged us from any and all claims and pledged not to commence legal proceedings against us in the future for the same claims. During 2021, the Settlement Sum has been paid to OCI.

In March 2021, we entered joint venture agreement with Eiffel Essential Group (“Eiffel”) and established the joint venture Company, European Solar Energy Development JV, with 50.84% of ownership stake owned by the Company and 49.16% of ownership stake owned by Eiffel, which is filed as Exhibit 4.14 hereto. According to the joint venture agreement, we will operate the joint venture Company by investing the initial portfolio of 340 MW advance stage development projects located in Poland, Spain, and France, and Eiffel will provide the working capital to fund the development of those project. Both partners will support and develop to reach ready-to-build stage. The joint venture Company intends to fund the development up to 700 MW of solar projects in the next three years across Europe.

D.Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation of Foreign Currency Exchange and Dividend Distribution.”

E.Taxation

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

Stamp Duty

No stamp duty is payable in the British Virgin Islands in respect of instruments relating to transactions involving a company incorporated in the British Virgin Islands unless that company has an interest in land in the British Virgin Islands (which the Company does not).

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

OECD Common Reporting Standard Requirements regarding Tax Reporting

The OECD has adopted a “Common Reporting Standard” (CRS), which is intended to become an international standard for financial account reporting. The Government of the British Virgin Islands is a signatory to the multi-lateral competent authority agreement (MCAA) that will be adopted by all jurisdictions committing to the CRS (each a Reportable Jurisdiction). Other governments that have signed up to the CRS and the MCAA will implement local legislation. The first exchanges of information under this regime occurred in 2017. Under the Mutual Legal Assistance (Tax Matters) (Amendment) (No.2) Act, 2015, which implements the MCAA in the British Virgin Islands (the CRS Amendment Act) we are required to make an annual filing in respect of Shareholders who are resident in a Reportable Jurisdiction and who are not covered by one of the exemptions in the CRS Amendment Act. The MCAA and reporting obligations under the CRS Amendment Act are very similar to the UK IGA. The UK IGA has effectively been merged into the MCAA as of 2018. A list of Reportable Jurisdictions has been published by the BVI ITA and a list of Participating Jurisdictions to the CRS can also be publicly accessed.

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

This discussion applies only to a U.S. Holder (as defined below) that holds ADSs or shares as capital assets for U.S. federal income tax purposes (generally, property held for investment). The following discussion does not address the tax consequences to any particular investor or describe all of the tax consequences applicable to persons in special tax situations such as:

●	banks and certain other financial institutions;
●	insurance companies;
●	regulated investment companies;
●	real estate investment trusts;
●	broker or dealers in stocks and securities, or currencies;
●	persons who use or are required to use a mark-to-market method of accounting;
●	certain former citizens or residents of the United States subject to Section 877 of the Code;
●	entities subject to the U.S. anti-inversion rules;
●	tax-exempt organizations and entities;
●	persons subject to the alternative minimum tax provisions of the Code;
●	persons whose functional currency is other than the United States dollar;
●	persons holding ADSs or shares as part of a straddle, hedging, conversion or integrated transaction;
●	persons holding ADSs or shares through a bank, financial institution or other entity, or a branch thereof, located, organized or resident outside the United States,

●	persons that actually or constructively own ADSs or shares representing 10% or more of our voting power or value;
●	persons who acquired ADSs or shares pursuant to the exercise of an employee stock option or otherwise as compensation;
●	partnerships or other pass-through entities, or persons holding ADSs or shares through such entities;
●	persons required to accelerate the recognition of any item of gross income with respect to our ADSs or shares as a result of such income being recognized on an applicable financial statement; or
●	persons that held, directly, indirectly or by attribution, ADSs or shares or other ownership interests in us prior to our initial public offering.

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

For purposes of the discussion below, a “U.S. Holder” is a beneficial owner of our ADSs or shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;
●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any State thereof or the District of Columbia;
●	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or
●	a trust, if (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (ii) in the case of a trust that was treated as a domestic trust under the law in effect before 1997, a valid election is in place under applicable U.S. Treasury regulations to treat such trust as a domestic trust.

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

Passive foreign investment company

We will be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year if, applying applicable look-through rules, either:

●	at least 75% of our gross income for such year is passive income; or
●	at least 50% of the value of our assets (generally determined based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income.

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

Although the application of the PFIC rules is unclear in many important respects and the required calculations yield results very close to the line, based on the market price of our ADSs, the value of our assets and the composition of our income and assets, we do not believe that we were a PFIC for our taxable year ended December 31, 2021, but there can be no assurances in this regard. The determination of PFIC status is based on an annual determination that cannot be made until after the close of each taxable year, involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn, and is subject to uncertainty in several respects. Accordingly, we cannot guarantee that the IRS will agree with any positions that we take or that we will not be treated as a PFIC for our taxable year ended December 31, 2021, the current taxable year or any future taxable year.

While we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we are or will become a PFIC for any taxable year is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market prices of our ADSs and ordinary shares may cause us to be or become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets.

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

If we are a PFIC for any taxable year during which you hold our ADSs or shares, you generally will be subject to special and adverse tax rules with respect to any “excess distribution” you receive from us and any gain you recognize from a sale or other disposition (including a pledge) of the ADSs or shares, unless you make a “mark-to-market” election as discussed below. For this purpose, distributions that you receive in a taxable year that are greater than 125% of the average annual distributions that you received during the shorter of the three preceding taxable years or your holding period for the ADSs or shares will be treated as an excess distribution. Under these rules:

●	the excess distribution or recognized gain will be allocated ratably over your holding period for the ADSs or shares;
●	the amount of the excess distribution or recognized gain allocated to the taxable year of distribution or gain, and to any taxable years in your holding period prior to the first taxable year in which we were treated as a PFIC, will be treated as ordinary income; and
●	the amount of the excess distribution or recognized gain allocated to each other taxable year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the resulting tax will be subject to the interest charge generally applicable to underpayments of tax.

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

F.Dividends and Paying Agents

Not applicable.

G.Statement by Experts

Not applicable.

H.Documents on Display

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

I.Subsidiary Information

For a list of our major subsidiaries as of the date of this annual report, see “Item 4. Information on the Company—C. Organizational Structure.”

ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, inflation as measured by the consumer price index in China was 2.9%, 2.5% and 5.6% in 2019, 2020 and 2021, respectively.

Foreign Exchange Risk

Our sales in China are denominated in Renminbi, and our international sales are generally denominated in U.S. dollars, Euros, British pounds and other local currencies. Our costs and capital expenditures are largely denominated in Renminbi and foreign currencies, including U.S. dollars and Euros. Fluctuations in currency exchange rates could have a significant impact on our financial condition and results of operations, affect our gross and operating profit margins, and result in foreign exchange and operating gains or losses. For example, as of December 31, 2020 and 2021, we held $20.6 million and $34.3 million, respectively, in accounts receivable, including notes receivable, some of which were denominated in U.S. dollars. Had we converted all of our accounts receivable, including notes receivable, as of either date into Renminbi at an exchange rate of RMB6.3726 for $1.00, the exchange rate as of December 31, 2021, our accounts receivable would have been RMB131.3 million and RMB218.6 million as of December 31, 2020 and 2021, respectively.

Assuming that Renminbi depreciates by a rate of 10% to an exchange rate of RMB7.0099 we would record a gain in the fair value of our accounts receivable in Renminbi terms. A 10% depreciation of Renminbi would result in our holding Renminbi equivalents of RMB144.4 million and RMB 240.4 million in accounts receivable as of December 31, 2020 and 2021, respectively. These amounts would therefore reflect a theoretical gain of RMB13.3 million and RMB21.8 million for our accounts receivable as of December 31, 2020 and 2021, respectively.

Assuming that Renminbi appreciates by a rate of 10% to an exchange rate of RMB5.7353, we would record a loss in the fair value of our accounts receivable in Renminbi terms. A 10% appreciation of Renminbi would result in our holding Renminbi equivalents of RMB118.2 million and RMB196.7 million in accounts receivable as of December 31, 2020 and 2021, respectively. These amounts would therefore reflect a theoretical loss of RMB13.1 million and RMB21.9 million for our accounts receivable as of December 31, 2020 and 2021, respectively.

This calculation model is based on multiplying our accounts receivable, which are held in U.S. dollars, by a smaller Renminbi equivalent amount resulting from an appreciation of Renminbi. This calculation model does not take into account optionality nor does it take into account the use of financial instruments.

We incurred foreign currency exchange losses of $1.3 million in 2019, exchange gains of approximately $0.8 million in 2020 and foreign currency exchange losses of $1.8 million in 2021. We have not used any derivative financial instruments to manage our foreign currency exchange risk exposure. Historically, we have not been exposed to material risks due to changes in foreign currency exchange risk; however, our future foreign currency exchange gains may decrease or foreign currency exchange losses may increase due to changes in foreign currency exchange rates. We are currently not engaged in any foreign currency exchange hedging activities.

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

	As of December 31,
	2019	2020	2021

	(in thousands)
100 basis point
increase in loss and decrease in equity	$2,004	$1,070	$896

A 100 basis point decrease would have had the equal but opposite effect to the amounts shown above, assuming all other variables remain constant.

ITEM 12.DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.Debt Securities

Not applicable.

B.Warrants and Rights

Not applicable.

C.Other Securities

Not applicable.

D.American Depositary Shares

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
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)
●
Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
●
Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$0.02 (or less) per ADS	● Any cash distribution to ADS holders
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	● Distribution of securities distributed to holders of deposited securities that are distributed by the depositary to ADS holders
Registration or transfer fees	● Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Expenses of the depositary	● Cable, telex and facsimile transmissions as provided in the deposit agreement ● Converting foreign currency to U.S. dollars
Taxes and other governmental charges payable by the depositary or the custodian on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	● As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	● As necessary

PART II

ITEM 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

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

E.Use of Proceeds

Not applicable.

ITEM 15.CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and our chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this annual report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of December 31, 2021, our disclosure controls and procedures were effective.

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

Our management conducted an evaluation of the effectiveness of our company’s internal control over financial reporting as of December 31, 2021 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2021.

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2021 using criteria established in “Internal Control-Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that occurred during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting.

ITEM 16A.AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Tan Wee Seng, an independent director, is our audit committee financial expert. Mr. Tan satisfies the independent requirements of Section 303A of the Corporate Governance Rules of the NYSE and Rule 10A-3 under the Exchange Act.

ITEM 16B.CODE OF ETHICS

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

ITEM 16C.PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Grant Thornton. Audit fee for Grant Thornton is $486,450 in 2021. We did not pay any other fees to our independent registered public accounting firm during the periods indicated below.

	For the Year Ended
	December 31,
	2020	2021

	(in thousands)
Audit fees(1)	$427	$486
Tax fees	—	13
(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firms for the audit of our annual financial statements.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, including audit services, audit-related services, tax services and other services as described above, other than those for de minimus services that are approved by the audit committee prior to the completion of the audit.

ITEM 16D.EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On December 2021, we are authorized to repurchase up to $50 million shares approved by the Board. For the year ended December 31, 2021, we repurchased 30,904,110 shares at the cost of $18.4 million. During the first quarter of 2022, we repurchased additional 2,567,640 shares at the cost of $1.6 million.

ITEM 16F.CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.CORPORATE GOVERNANCE

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

ITEM 16H.MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17.FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.FINANCIAL STATEMENTS

The consolidated financial statements of ReneSola are included at the end of this annual report.

ITEM 19.EXHIBITS

Exhibit Number	Description of Document
1.1	Memorandum and Articles of Association, as amended (incorporated by reference to Exhibit 4.1 of Form S-8 (File No. 333-261933) filed with the Securities and Exchange Commission on December 29, 2021)2

2.1

Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 1 from our post-effective amendment No. 1 to Form F-6 registration statement (File No. 333-162257), as amended, initially filed with the Securities and Exchange Commission on August 24, 2011)

2.2

Registrant’s Specimen Certificate for Shares (incorporated by reference to Exhibit 4.2 from our Form F-1 registration statement (File No. 333-151315) filed with the Securities and Exchange Commission on May 30, 2008)

2.3

Form of Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated by reference to Exhibit 1 from our post-effective amendment No. 1 to the Form F-6 registration statement (File No. 333-162257) filed with the Securities and Exchange Commission on August 24, 2011)

2.4

Rights Agreement dated August 22, 2011 between the Registrant and The Bank of New York Mellon, as Rights Agent (incorporated by reference to Exhibit 4.1 of the Report of Foreign Private Issuer on Form 6-K (File No. 001-33911) filed with the Securities and Exchange Commission on August 22, 2011)

2.5

Standstill Agreement dated August 22, 2011 between the Registrant and Xianshou Li (incorporated by reference to Exhibit 4.2 of the Report of Foreign Private Issuer on Form 6-K (File No. 001-33911) filed with the Securities and Exchange Commission on August 22, 2011)

4.1

2007 Share Incentive Plan, amended and restated as of August 29, 2016 (incorporated by reference to Exhibit 10.1 of the post-effective amendment to our registration statement on Form S-8 (File No. 333-153647) filed with the Securities and Exchange Commission on August 29, 2016)

4.2

Form of Indemnification Agreement with the Registrant’s Directors (incorporated by reference to Exhibit 10.2 from our Form F-1 registration statement (File No. 333-151315) filed with the Securities and Exchange Commission on May 30, 2008)

4.3

English Translation of the Form of Employment Relationship Adjustment Agreement among  ReneSola Shanghai Ltd., ReneSola Consulting (Shanghai) Co., Ltd. and our executive officers  (incorporated by reference to Exhibit 4.3 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2018)

4.4

English translation of Service Agreement among ReneSola Shanghai Ltd. and its executive officers (incorporated by reference to Exhibit 4.4 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2018)

4.5

Form of Service Agreement between ReneSola Power Holdings, L.L.C and its executive officers (incorporated by reference to Exhibit 4.5 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2018)

4.6

Form of Service Agreement between ReneSola Engineering International GmbH and its executive officers (incorporated by reference to Exhibit 4.6 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2018)

4.7

Share Purchase and Subscription Agreement, dated September 25, 2017, by and among the Registrant, Mr. Xianshou Li, ReneSola Singapore Pte. Ltd. and other parties named therein (incorporated by reference to Exhibit 99.2 of the Report of Foreign Private Issuer on Form 6-K  (File No. 001-33911) filed with the Securities and Exchange Commission on September 25, 2017)

4.8

Share Purchase Agreement by and between ReneSola Ltd and Shah Capital Opportunity Fund LP dated as of September 29, 2019 (incorporated by reference to Exhibit 99.2 of the Report of Foreign Private Issuer on Form 6-K  (File No. 001-33911) filed with the Securities and Exchange Commission on October 3, 2019)

4.9

Investor Rights Agreement by and among ReneSola Ltd, Mr. Xianshou Li, ReneSola Singapore Pte. Ltd., Champion Era Enterprises Limited and Shah Capital Opportunity Fund LP dated as of October 2, 2019 (incorporated by reference to Exhibit 99.3 of the Report of Foreign Private Issuer on Form 6-K  (File No. 001-33911) filed with the Securities and Exchange Commission on October 3, 2019)

4.10

The Sale Purchase Agreement in relation to 100% of the Shares of Lucas EST S.R.L and Ecosfer Energy S.R,L dated December 22, 2020 among ReneSola New Energy S.à r.l., Solis Bond Company Designated Activity Company and Alternus Energy Group Plc# ##(incorporated by reference to Exhibit 4.10 of our Annual Report on Form 20-F (File No. 001-33911) filed with the Securities and Exchange Commission on April 28, 2021)

4.11

Amendment Agreement dated March 16, 2021 to the Sale Purchase Agreement in relation to 100% of the Shares of Lucas EST S.R.L and Ecosfer Energy S.R,L dated December 22, 2020 among ReneSola New Energy S.à r.l., Solis Bond Company Designated Activity Company and Alternus Energy Group Plc# ##(incorporated by reference to Exhibit 4.11 of our Annual Report on Form 20-F (File No. 001-33911) filed with the Securities and Exchange Commission on April 28, 2021)

4.12

The Bond Subscription Agreement dated July 21, 2020 between ReneSola New Energy S.à r.l. and Eiffel Energy Transition Fund S.L.P.# (incorporated by reference to Exhibit 4.12 of our Annual Report on Form 20-F (File No. 001-33911) filed with the Securities and Exchange Commission on April 28, 2021)

4.13

Settlement Agreement dated February 17, 2021 between the Registrant and OCI Company Ltd # ## (incorporated by reference to Exhibit 4.13 of our Annual Report on Form 20-F (File No. 001-33911) filed with the Securities and Exchange Commission on April 28, 2021)

4.14*	Joint Venture Agreement dated March 31, 2021 between the Registrant and Eiffel Essential Group # ##

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

101*

Financial information from the Registrant for the year ended December 31, 2021 formatted in eXtensible Business Reporting Language (XBRL):

(i) Consolidated Balance Sheets as of December 31, 2020 and 2021; (ii) Consolidated Statements of Operations for the Years Ended December 31, 2019, 2020 and 2021; (iii) Consolidated Statements of Comprehensive Income/(Loss) for the Years Ended December 31, 2019, 2020 and 2021; (iv) Consolidated Statements of Changes in Equity for the Years Ended 31, 2019, 2020 and 2021; (v) Consolidated Statements of Cash Flows for the Years Ended December 31, 2019, 2020 and 2021; and (vi) Notes to the Consolidated Financial Statements

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

Date: April 29, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

ReneSola Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of ReneSola Ltd and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of operations, comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

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

Revenue recognition on sale of solar power project development

As described in Note 2 to the consolidated financial statements, the Company recognized revenue from solar power projects which are (i) constructed by a third-EPC contractor over time with the progress toward completion method (ii) constructed by the Company’s own EPC team and recognized revenue at a point in time, and operations and maintenance services contract which are recognized ratably over the service period, and (iii) sale of project asset rights which are recognized at a point in time once the control of the project rights is transferred to the customer, along with revenue recognized for sourcing of end subscribers over time for ongoing obligations during a certain period to source end subscribers. For the year ended December 31, 2021, the Company recognized $61,036,228, or 77% of total revenue on this basis. We identified revenue recognition on sale of solar power project development as a critical audit matter.

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

Our audit procedures in relation to the revenue recognition on sale of solar power project development included the followings, among others:

●	obtained an understanding and evaluated the design of controls over management’s process of developing the total estimated job costs of a project;
●	performed a retrospective review of management’s prior estimates to assess the historical accuracy of management’s estimated costs at the completion of a contract;
●	inquired with project personnel regarding construction progress and status;
●	tested the actual costs incurred through inspection of underlying source documents; and
●	tested the mathematical accuracy of management’s calculation of revenue for each performance obligation that can be recognized in a given period

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

The principal considerations for our determination that the allowance for credit losses is a critical audit matter is there was significant judgment made by management in estimating the allowance for credit losses which took into consideration various factors, including historical bad debts, specific customer creditworthiness and current economic trends. These significant management estimates in turn led to a high degree of auditor judgment, subjectivity, and effort in performing related procedures and evaluating related audit evidence.

Our audit procedures in relation to the allowance for credit losses included the followings, among others:

●	obtained an understanding and evaluated the design of controls over management’s process of developing the allowance for credit loss;
●	obtained an understanding of management’s process and methodology used to develop the estimate of credit loss;
●	tested the completeness, accuracy, and relevance of the data used, and performed a retrospective review of management’s prior estimates to assess historical accuracy; and
●	evaluated the reasonableness of significant assumptions used by management, including the number of days a receivable is overdue, historical and subsequent collection of receivables, specific customer creditworthiness and current economic trends.

/s/ GRANT THORNTON

We have served as the Company’s auditor since 2018.

Shanghai, People’s Republic of China

April 29, 2022

RENESOLA LTD

CONSOLIDATED BALANCE SHEETS

(Amounts expressed in U.S. dollars, except number of shares)

		As of December 31,
	Note	2020	2021

ASSETS
Current assets:
Cash and cash equivalents	2(e)	$40,593,094	$254,065,589
Restricted cash	2(f)	83,217	316,777
Accounts receivable trade, net	2(g), 4	20,187,786	34,348,925
Accounts receivable unbilled	2(g), 4	—	11,473,590
Advances to suppliers	2(j)	143,482	276,737
Value added tax receivable	2(s)	3,651,593	4,600,213
Project assets, current	2(h), 6	24,992,068	9,587,254
Prepaid expenses and other current assets, net	5	44,826,334	14,518,651
Assets held for sale	2(m), 7	2,271,015	—
Total current assets		136,748,589	329,187,736

Property, plant and equipment, net	2(k), 8	119,943,471	125,646,486
Deferred tax assets, net	2(r), 10	1,184,321	776,261
Project assets non-current	2(h), 6	3,278,924	6,550,583
Goodwill	2(1), 3	1,022,567	1,022,567
Operating lease right-of-use assets	2(p)	23,246,413	16,944,867
Finance lease right-of-use assets	2(p)	25,555,792	24,557,562
Other non-current assets	4	25,961,872	24,582,137
Total assets		$336,941,949	$529,268,199

The accompanying notes are an integral part of these consolidated financial statements.

RENESOLA LTD

CONSOLIDATED BALANCE SHEETS-(Continued)

(Amounts expressed in U.S. dollars, except number of shares)

		As of December 31,
	Note	2020	2021
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable		$6,313,330	$3,764,839
Advances from customers		900,604	81,611
Amounts due to related parties	19	7,656,569	9,531,450
Short-term borrowings	11	31,980,868	—
Bond payable	11	9,034,691	—
Income tax payable		948,953	843,923
Salaries payable		266,373	339,883
Operating lease liabilities, current	20	1,092,797	726,842
Failed sale-lease back and finance lease liabilities, current	11	8,097,055	11,366,707
Other current liabilities	12	19,828,633	8,443,963
Liabilities held for sale	2(m), 7	2,188,765	—
Total current liabilities		88,308,638	35,099,218

Long-term borrowings	11	—	61,510
Operating lease liabilities, non-current	20	21,410,701	15,778,063
Failed sale-lease back and finance lease liabilities, non-current	11	43,962,529	29,916,924
Total liabilities		$153,681,868	$80,855,715

Commitments and contingencies (see Note 20)

Shareholders’ equity
Common shares (800,000,000 shares and 1,000,000,000 shares; no par value, shares authorized at December 31, 2020 and 2021; 582,258,622 shares issued and 572,484,072 shares outstanding at December 31, 2020;717,316,622 shares issued and 671,510,912 shares outstanding at December 31, 2021)	13	574,499,870	847,378,968
Additional paid-in capital		7,769,742	12,396,170
Treasury stock		—	(18,446,119)
Accumulated deficit		(439,567,002)	(432,705,128)
Accumulated other comprehensive loss	2(y)	(3,565,101)	(4,618,323)

ReneSola Ltd shareholders' equity		139,137,509	404,005,568
Noncontrolling interest	2(b), 18	44,122,572	44,406,916
Total shareholders' equity		183,260,081	448,412,484

Total liabilities and shareholders' equity		$336,941,949	$529,268,199

The accompanying notes are an integral part of these consolidated financial statements.

RENESOLA LTD

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts expressed in U.S. dollars, except number of shares)

		Years ended December 31,
	Note	2019	2020	2021

Net revenues:
Solar power project development	2(s), 21	$90,096,551	$49,160,215	$61,036,228
Electricity generation	2(s), 21	28,712,942	23,547,162	17,969,727
EPC services	2(s), 21	69,751	—	—
Other	2(s), 21	237,780	795,506	655,837
Total net revenues		119,117,024	73,502,883	79,661,792
Cost of revenues	2(s)	(84,890,976)	(56,817,101)	(48,236,951)
Gross profit	21	34,226,048	16,685,782	31,424,841

Operating (expenses)/income:
Sales and marketing		(750,461)	(433,121)	(304,933)
General and administrative		(15,757,147)	(14,512,631)	(16,998,675)
Other operating (expenses)/income	2(t)	(11,802,629)	6,472,463	(1,108,681)
Impairment loss of assets	2(o)	(6,880,115)	(1,432,296)	(360,151)
Total operating expenses		(35,190,352)	(9,905,585)	(18,772,440)

Income/(loss) from operations		(964,304)	6,780,197	12,652,401

Non-operating (expenses)/income:
Interest income		822,915	975,719	1,654,614
Interest expense		(9,159,818)	(6,206,076)	(5,153,794)
Foreign exchange (losses)/gains		(1,273,899)	769,183	(1,764,349)
Total non-operating expenses		(9,610,802)	(4,461,174)	(5,263,529)

Income/(loss) before income tax		(10,575,106)	2,319,023	7,388,872
Income tax expense	10	(1,105,049)	(163,036)	(774,412)

Income/(loss), net of tax		(11,680,155)	2,155,987	6,614,460
Less: Net loss attributed to non-controlling interests		(2,848,932)	(622,668)	(247,413)
Net income/(loss) attributed to ReneSola Ltd		$(8,831,223)	$2,778,655	$6,861,873

Income/(loss) attributed to ReneSola Ltd per ADS
Basic	2(w), 17	$(0.22)	$0.06	$0.10
Diluted	2(w), 17	$(0.22)	$0.06	$0.10
Weighted average number of ADS used in computing income/(loss) per ADS*
Basic		40,595,551	49,166,354	68,906,139
Diluted		40,595,551	49,788,422	69,840,638

*Each American depositary shares (ADS) represents 10 common shares

The accompanying notes are an integral part of these consolidated financial statements

RENESOLA LTD

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(Amounts expressed in U.S. dollars)

		Years ended December 31,
	Note	2019	2020	2021
Net income/(loss)		$(11,680,155)	$2,155,987	$6,614,460
Other comprehensive (loss)/income, net of tax:
Foreign currency translation adjustment		226,014	1,208,482	(521,464)
Other comprehensive (loss)/income		226,014	1,208,482	(521,464)
Comprehensive income/(loss)	2(y)	(11,454,141)	3,364,469	6,092,996
Less: Comprehensive income/(loss) attributed to non-controlling interests		(4,257,484)	1,292,169	284,344
Comprehensive (loss)/income attributed to ReneSola Ltd		$(7,196,657)	$2,072,300	$5,808,652

The accompanying notes are an integral part of these consolidated financial statements

RENESOLA LTD

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amount expressed in U.S. dollars, except number of shares)

							Accumulated
	Common shares		Treasury stock		Additional		other	Equity
	Number of		Number of		paid-in	Accumulated	comprehensive	attributable to	Noncontrolling
	Shares Issued	Amount	Shares	Amount	capital	deficit	income/(loss)	ReneSola Ltd	interest	Total Equity

Balance at December 31, 2018	381,027,002	519,313,350	—	—	9,364,019	(433,514,434)	(4,493,312)	90,669,623	33,995,782	124,665,405

Net loss	—	—	—	—	—	(8,831,223)	—	(8,831,223)	(2,848,932)	(11,680,155)
Issuance of common shares	100,000,000	10,894,890	—	—	—	—	—	10,894,890	—	10,894,890
Capital injection from non-controlling interests	—	—	—	—	—	—	—	—	13,092,105	13,092,105
Other comprehensive income/(loss), net of tax	—	—	—	—	—	—	1,634,566	1,634,566	(1,408,552)	226,014
Share-based compensation	—	—	—	—	348,916	—	—	348,916	—	348,916

Balance at December 31, 2019	481,027,002	530,208,240	—	—	9,712,935	(442,345,657)	(2,858,746)	94,716,772	42,830,403	137,547,175

Net income/(loss)	—	—	—	—	—	2,778,655	—	2,778,655	(622,668)	2,155,987
Issuance of common shares	99,285,640	41,495,212	—	—	—	—	—	41,495,212	—	41,495,212
Other comprehensive (loss)/income, net of tax	—	—	—	—	—	—	(706,355)	(706,355)	1,914,837	1,208,482
Share-based compensation	—	—	—	—	369,187	—	—	369,187	—	369,187
Share options exercised by employees	1,945,980	2,796,418	—	—	(2,312,380)	—	—	484,038	—	484,038

Balance at December 31, 2020	582,258,622	$574,499,870	—	$—	$7,769,742	$(439,567,002)	$(3,565,101)	$139,137,509	$44,122,572	$183,260,081

Net income/(loss)	—	—	—	—	—	6,861,874	—	6,861,874	(247,414)	6,614,460
Issuance of common shares	130,127,050	272,729,028	—	—	—	—	—	272,729,028	—	272,729,028
Shares repurchase	—		(30,904,110)	(18,446,119)	—	—	—	(18,446,119)	—	(18,446,119)
Other comprehensive (loss)/income, net of tax	—	—	—	—	—	—	(1,053,222)	(1,053,222)	531,758	(521,464)
Share-based compensation	—	—	—	—	2,627,032	—	—	2,627,032	—	2,627,032
Share options exercised by employees	4,930,950	150,070	—	—	(118,844)	—	—	31,226	—	31,226
Contribution from non-controlling interest holders	—	—	—	—	2,118,240			2,118,240		2,118,240

Balance at December 31, 2021	717,316,622	$847,378,968	30,904,110	$(18,446,119)	$12,396,170	$(432,705,128)	$(4,618,323)	$404,005,568	$44,406,916	$448,412,484

The accompanying notes are an integral part of these consolidated financial statements

RENESOLA LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts expressed in U.S. dollars)

	Years ended December 31,
	2019	2020	2021
Operating activities:
Net income/(loss)	$(11,680,155)	$2,155,987	$6,614,460
Adjustments to reconcile net income/(loss) to net cash (used in)/provided by operating activities:
Depreciation	7,796,003	7,342,327	6,794,404
Allowances for credit losses	6,981,682	6,667,963	2,314,201
Write-off of current assets	—	353,418	—
Share-based compensation	348,916	369,187	2,627,031
Deferred tax provision	255,538	(303,000)	418,462
Cancellation of project assets	6,434,935	1,460,104	1,300,620
Impairment loss of assets	6,880,115	1,432,296	360,151
Loss on disposal of property, plant and equipment	3,908,208	767,879	333,821
Gains on disposal of property, plant and equipment	(302,359)	(16,278,095)	(65,589)
Changes in working capital, excluding impact of dispositions:
Accounts receivable, trade and unbilled	12,522,431	(6,774,212)	(27,642,606)
Advances to suppliers	102,869	92,070	(128,932)
Value added tax recoverable	3,225,883	1,609,650	(923,299)
Prepaid expenses and other current assets	8,585,326	(6,897,176)	(1,281,659)
Project assets	24,325,633	11,619,676	10,035,195
Other non-current assets	(11,316,279)	(7,581,870)	2,064,699
Accounts payable	8,244,250	(12,969,701)	(2,703,731)
Advances from customers	(13,962)	778,151	(790,180)
Amounts due to related parties	(12,101,847)	(252,886)	1,763,018
Other current liabilities	1,324,293	6,702,455	(7,141,701)
Income tax payable	379,140	(156,747)	(119,566)
Salary payable	13,081	(171,915)	70,533
Net cash (used in)/provided by operating activities	$55,913,701	$(10,034,439)	$(6,100,668)

The accompanying notes are an integral part of these consolidated financial statements.

RENESOLA LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS-(Continued)

(Amounts expressed in U.S. dollars)

	Years ended December 31,
	2019	2020	2021
Investing activities:
Purchase of property, plant and equipment	$(13,693,749)	$(8,247,790)	$(11,617,137)
Acquisition of business (see Note 3)	—	(3,896,627)	—
Proceeds from disposal of property, plant and equipment	12,096,869	7,538,516	31,273,922
Repayment of lending by related parties	—	1,218,840	—
Lending to related party	—	—	(433,285)
Net cash (used in)/provided by investing activities	(1,596,880)	(3,387,061)	19,223,500
Financing activities:
Proceeds from banks and other third-party borrowings	17,922,511	9,968,028	61,510
Repayment of banks and other third-party borrowings	(65,491,414)	(19,166,536)	(30,204,213)
Contribution from non-controlling interest holders of subsidiaries	13,092,105	—	2,118,240
Proceeds from issuance of ordinary shares	11,000,000	44,999,330	290,000,000
Share issuance costs	(105,110)	(3,504,118)	(17,270,972)
Repurchase of shares	—	—	(18,446,119)
Proceeds from bonds	12,913,675	8,427,712	2,358,546
Repayment of bonds	(10,417,360)	(2,544,062)	(11,261,572)
Borrowings from related parties	793,269	12,827	1,272,143
Repayment of borrowings from related parties	(8,380,994)	(1,174,295)	—
Repayment of finance lease obligations	(6,100,711)	(2,174,035)	(7,207,081)
Proceeds from failed sale-lease back agreements	2,793,810	—	—
Repayment of failed sale-lease back financing	(7,325,456)	(4,667,878)	(6,779,968)
Net cash provided by/(used in) financing activities	(39,305,675)	30,176,973	204,640,514
Effect of exchange rate changes	1,087,262	(722,416)	(4,057,291)
Net increase in cash and cash equivalents and restricted cash	16,098,408	16,033,057	213,706,055
Cash and cash equivalents and restricted cash, beginning of year	9,026,044	24,697,153	40,676,311
Less: Cash and cash equivalents and restricted cash reclassified as assets held for sale	(427,299)	(53,899)	—
Cash and cash equivalents and restricted cash, end of year	$24,697,153	$40,676,311	$254,382,366
Supplemental disclosure of cash flow information
Interest paid, net of capitalized interest	9,038,779	6,193,484	5,196,490
Income tax paid	338,103	509,493	366,352
Non-cash investing and financing transactions
Payables for purchase of property, plant and equipment	(22,810,701)	(8,958,993)	(5,533,545)
Payable for finance leases	(20,766,512)	(19,852,094)	(14,187,759)

The accompanying notes are an integral part of these consolidated financial statements.

RENESOLA LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND NATURE OF OPERATIONS

ReneSola Ltd was incorporated in the British Virgin Island on March 17, 2006. On January 29, 2008, ReneSola Ltd and its subsidiaries (collectively, the “Company”) became listed on the New York Stock Exchange (“NYSE”) in the United States. The Company was principally engaged in the manufacture and sale of solar power products including virgin polysilicon, monocrystalline and multi crystalline solar wafers and photovoltaic (“PV”) cells and modules. From 2012, the Company began entering into arrangements to develop commercial solar power projects, or project assets, which consists primarily of solar power project development, and Engineering, Procurement and Construction (“EPC”) services. On September 29, 2017, the Company announced that it completed restructuring to dispose of its manufacturing business (including polysilicon, solar wafer, solar cell and solar module manufacturing) and LED distribution business to a related party to help the Company transform its business model to focus on its solar power project business. After the completion of business restructuring in September 2017, the Company has become a solar project developer and operator, a pure solar downstream player with robust pipeline projects around the world. The Company develops and sells solar power projects or sells project SPVs (project development business), and owns and operates solar power projects and sells the electricity generated by the operated solar power plants (IPP business).

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

During 2021, the Company entered into securities purchase agreements with several institutional investors with the amount of $290 million. As of December 31, 2021, the balance of cash and cash equivalent was $254,065,589. The Company has performed a review of its cash flow forecast for at least the twelve months following the issuance date of these financial statements. The Company expects the solar power project business to generate positive cash inflow in the forecasted period. Although the Company has certain material short-term obligations that will require material financing cash outflows, such as financing lease payments, the Company concluded that there was no substantial doubt about the Company’s ability to continue as a going concern.

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

(d) Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses for the reporting periods presented. Actual results could materially differ from these estimates. Significant accounting estimates are susceptible to changes with the acquisition of the information, which include revenue recognition for sales of solar power projects, inputs used to recognize revenue over time, EPC warranties, allowances for credit losses, valuation of deferred tax assets, and recoverability of the carrying value of long-lived assets and project assets. Management bases its estimates and judgments on historical experience and on various other factors that it is believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. The spread of the COVID-19 pandemic, which the World Health Organization declared a pandemic in 2020, has caused substantial disruptions in the global economy as well as significant volatility in the financial markets, the severity and duration of which remains uncertain.

As a consequences of COVID-19, currencies in many of the countries where we operate suffered a significant depreciation against the U.S. dollar as compared to December 31, 2020, which increased the cost of some of our development supplies and therefore negatively affected our financial results. It is expected that the impact of the COVID-19 pandemic continues to unfold and may continue to have negative effect on our business, financial performance and the results of our operations. We cannot predict how long the COVID-19 pandemic will last, whether it will worsen or whether there will be further outbreaks in the future in any of the markets where we operate. As a result, many of our estimates and assumptions required increased judgment and carry a higher degree of variability and volatility. As events continue to evolve and additional information becomes available, our estimates may change in future periods. Actual results could differ from those estimates under different assumptions and/or conditions.

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

The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within our consolidated balance sheets as of December 31, 2020 and 2021 to the total of such amounts as presented in the consolidated statements of cash flows:

	At December 31,
	2020	2021
Cash and cash equivalents	$40,593,094	$254,065,589
Restricted cash	83,217	316,777
Total cash, cash equivalents, and restricted cash	$40,676,311	$254,382,366

(g) Accounts Receivable, trade and unbilled

Accounts Receivable Trade

The Company records trade accounts receivable for unconditional rights to consideration arising from the performance under contracts with customers. The carrying value of such receivables, net of the allowance for credit losses, represents their estimated net realizable value. Our electricity generation revenue sales generally include up to 30-day payment terms following the transfer of control of the electricity generated to the customer. In addition, The Company is entitled to the feed-in tariff(s) (FIT) that the government guaranteed and subsidized electricity sale price at which solar power projects can produce green energy. The Company recognizes the FIT as part of the electricity generation revenue when the entitlement to receipt of such FIT is fulfilled. Accounts receivable from such FIT is expected to be collected beyond 12 months, which are discounted at an effective interest rate and recorded as a non-current asset.

Payment terms for sales of project assets, operations and maintenance services vary by contract but are generally due upon demand or within several months of satisfying the associated performance obligations. As a practical expedient, the Company does not adjust the promised amount of consideration for the effects of a significant financing component when it expects, at contract inception, that the period between our transfer of a promised product or service to a customer and when the customer pays for that product or service will be one year or less. The Company typically does not include extended payment terms in our contracts with customers.

Accounts Receivable Unbilled

Accounts receivable unbilled represents a contract asset for revenue that has been recognized in advance of billing the customer, which is common for our project-related sales contracts. Revenue may be recognized in advance of billing the customer, resulting in an amount recorded to “Accounts receivable unbilled” depending on the expected timing of payment for such unbilled receivables. Once the Company has an unconditional right to consideration, it typically bill our customer and reclassify the “Accounts receivable unbilled” to “Accounts receivable trade.” Billing requirements vary by contract but are generally structured around the completion of certain development, interconnection, or other specified milestones.

Allowance for Credit Losses

The allowance for credit losses is a valuation account that is deducted from a financial asset’s amortized cost to present the net amount we expect to collect from such asset. The Company estimates allowances for credit losses using relevant available information from both internal and external sources. The Company monitors the estimated credit losses associated with our trade accounts receivable and unbilled accounts receivable based primarily on our collection history, which it review annually, and the delinquency status of amounts owed to the Company, which it determine based on the aging of such receivables. Such methods and estimates are adjusted, as appropriate, for relevant past events, current conditions, and reasonable and supportable forecasts. The Company recognizes write-offs within the allowance for credit losses when cash receipts associated with our financial assets are deemed uncollectible.

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

Contract costs are accumulated and are charged to operations as the related revenue from contracts is recognized. Refer to note 2 (s) Sale of project assets constructed by a third-party EPC contractor and EPC services for the corresponding revenue streams.

(j) Advances to suppliers

In order to secure a stable supply of construction materials, the Company makes advance payments to suppliers for raw material supplies and advances for purchases of long-lived assets which are offset against future deliveries. Advances to suppliers for purchases expected within twelve months as of each balance sheet date are recorded as advances to suppliers in current assets and those associated with purchases expected over longer periods of time are recorded in non-current advances to suppliers. As of December 31, 2020 and 2021, advances to suppliers in current assets were $143,482 and $276,737, respectively, and non-current advances to suppliers for construction materials supplies were nil. The Company does not require collateral or other security against its advances to suppliers. As a result, the Company’s claims for such prepayments are unsecured, which exposes the Company to the suppliers’ credit risk. The Company performs ongoing credit evaluations of the financial condition of its material suppliers.

(k) Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and impairment. Depreciation is computed on a straight-line basis over the following estimated useful lives:

Plant and machinery	3‑5 years
Motor vehicles	4‑5 years
Office equipment	3‑5 years
Power stations	25 years

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

(l) Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of the Company’s acquisitions of interests in its subsidiaries.

Goodwill is not depreciated or amortized but is tested for impairment at the reporting unit level on an annual basis, and between annual tests when an event occurs, or circumstances change that could indicate that the asset might be impaired. Under ASC 350-20, the Company has the option to choose whether it will apply the qualitative assessment first and then the quantitative assessment, if necessary, or to apply the quantitative assessment directly. The Company first make a qualitative assessment of whether it is more likely than not that a reporting unit’s fair value is less than its carrying value to determine whether it is necessary to perform a quantitative goodwill impairment test. Such qualitative impairment test considers various factors, including macroeconomic conditions, industry and market considerations, cost factors, the overall financial performance of a reporting unit, and any other relevant events affecting the Company or a reporting unit. If circumstances determine through the qualitative assessment that a reporting unit’s fair value is more likely than not greater than its carrying value, the quantitative impairment test is not required. If the qualitative assessment indicates it is more likely than not that a reporting unit’s fair value is less than its carrying value, the Company perform a quantitative impairment test.

The quantitative impairment test is the comparison of the fair value of a reporting unit with its carrying amount, including goodwill. Our battery storage business represents our only reporting unit. We define the fair value of a reporting unit as the price that would be received to sell the unit as a whole in an orderly transaction between market participants at the measurement date. We primarily use an income approach to estimate the fair value of our reporting unit. Significant judgment is required when estimating the fair value of a reporting unit, including the forecasting of future operating results and the selection of discount and expected future growth rates used to determine projected cash flows. If the estimated fair value of a reporting unit exceeds its carrying value, goodwill is not impaired, and no further analysis is required. Conversely, if the carrying value of a reporting unit exceeds its estimated fair value, we record an impairment loss equal to the excess, not to exceed the total amount of goodwill allocated to the reporting unit.

The Company performed a qualitative assessment for battery storage reporting unit and concluded that it was not more likely that the fair value of the reporting unit was less than its carrying amount. Accordingly, a quantitative goodwill impairment test for this reporting unit was not required in any period presented.

(m) Assets and liabilities held-for-sale

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

(n) Interest capitalization

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

Impairment losses of long-lived assets for the years ended December 31, 2020 and 2021 were $1,432,296 and $360,151, respectively. The impairment loss in 2020 was $1,432,296, of which $929,951 represented impairment loss from project assets with no further constructive value and $502,345 of which represented impairment losses from asset and liabilities held for sale. Impairment losses of these assets represented the difference between the carrying amount and fair value less cost to sell as a result of committed sale plans of solar power plants originally owned and operated by the Company for electricity generation.

The impairment loss in 2021 was $360,151 which represented impairment loss from power stations in China.

(p) Leases

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

Operating lease costs are recognized on a straight-line basis over the lease term. From time to time, the Company’s subsidiaries are asked to prepay the lease costs for over one year. As of December 31, 2020 and 2021, the prepaid rental fees of $767,276 and $706,693, respectively, were recorded in operating lease right-of-use assets.

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

For EPC services, the Company provides a limited assurance only warranty for the modules, materials and construction part of the power plants. Although the Company subcontracts the construction to third party developers and purchase the raw materials and modules from third party suppliers, the Company is the primary obligor for the limited warranties such as solar module product warranty for a period of five to ten years, warranties for defects in engineering design, installation, workmanship for a period of one to two years and recorded as a liability in the Consolidated Balance Sheets. Nevertheless, the Company has a legally enforceable right to recover these warranties from the subcontractor and suppliers as these parties have contracted with the Company to assume these warranty obligations, and that the Company will also record receivables in the Consolidated Balance Sheets for expected reimbursement in amounts that the Company believe are probable. The EPC warranty expenses and expected recovery amounts related to warranties are recorded net of expense in the Consolidated Statement of Operations on the basis that the amounts provided by the subcontractor and suppliers are a reimbursement of our costs. As of December 31, 2020 and 2021, the liabilities and the related receivables are not material and the related expenses for the three years ended December 31, 2019, 2020 and 2021 are not material.

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

For the years ended December 31, 2019, 2020 and 2021, revenues from green certificates were $1,957,109, $4,178,546 and nil, respectively, and are included in electricity generation revenue. In 2021, the Company did not generate revenue from green certificates mainly due to the disposal of the Company’s power plants in a Romanian subsidiary that previously sold green certificates. The Company does not anticipate generating revenue from the sale of green certificates in foreseeable future.

Value added tax (“VAT”)

Value added tax (“VAT”) at differentiated rates on invoice amount is collected on behalf of the tax authorities in respect of the different types of revenues and is not recorded as revenue. VAT paid for purchases, net of VAT collected from customers, is recorded as an asset.

(t) Other operating income (expenses)

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

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Company’s cash and cash equivalents and restricted cash denominated in RMB amounted to RMB 22,429,739 ($3,437,515) and RMB79,358,888 ($12,453,155) on December 31, 2020 and 2021, respectively.

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

(w) Earnings (loss) per ADS

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

See Note 14, “Share Based Compensation” for further details.

(y) Comprehensive income (loss)

Comprehensive income (loss) is the change in equity during a period from transactions and other events and circumstances from non-shareholder sources and included net income (loss) and foreign currency translation adjustments. As of December 31, 2020 and 2021, accumulated other comprehensive income (loss) is composed of foreign currency translation adjustments.

(z) Concentrations of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable, advances to suppliers and other receivables. The Company places its cash and cash equivalents with reputable financial institutions. The Company conducts credit evaluations of customers and generally does not require collateral or other security from its customers. The Company monitors the financial condition of customers and performs credit evaluations whenever considered necessary.

(aa) Recently adopted accounting pronouncements

In December 2019, the FASB issued ASU 2019-12—Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This ASU provides an exception to the general methodology for calculating income taxes in an interim period when a year-to-date loss exceeds the anticipated loss for the year. This update also (1) requires an entity to recognize a franchise tax (or similar tax) that is partially based on income as an income-based tax and account for any incremental amount incurred as a non-income-based tax, (2) requires an entity to evaluate when a step-up in the tax basis of goodwill should be considered part of the business combination in which goodwill was originally recognized for accounting purposes and when it should be considered a separate transaction, and (3) requires that an entity reflect the effect of an enacted change in tax laws or rates in the annual effective tax rate computation in the interim period that includes the enactment date. The standard is effective for the Company for fiscal years beginning after December 15, 2020, with early adoption permitted. The Company adopted the ASU during the first quarter of fiscal year 2021. The adoption did not have a material impact on our consolidated financial statements.

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
(1)

Included in project assets are incurred cost such as consultant fee, legal fee and salaries which have been capitalized in accordance with ASC 970-360, as they are directly attributable and incurred in the development phase.

The Company performed annual impairment analysis in the fourth quarter of 2020 and 2021. ASC 350-20 allows companies to perform a qualitative assessment of whether it is more likely than not that a reporting unit's fair value is less than its carrying value to determine whether it is necessary to perform a quantitative goodwill impairment test. Such qualitative assessment considers various factors, including macroeconomic conditions, industry and market considerations, cost factors, the overall financial performance of a reporting unit, and any other relevant events affecting our company or a reporting unit.

The Company performed a qualitative assessment for battery storage reporting unit in each respective period and concluded that it was not more likely that the fair value of the reporting unit was less than its carrying amount. Accordingly, a quantitative goodwill impairment test for this reporting unit was not required in any period presented.

4. ACCOUNTS RECEIVABLE TRADE, NET

	At December 31,
	2020	2021
Accounts receivable trade
– from EPC services	$3,033,610	$2,640,710
– from solar power project assets	16,310,787	22,995,822
– from electricity generation revenue(1)	3,270,966	10,848,278
Total accounts receivable trade	22,615,363	36,484,810
Less: allowance for credit losses	(2,427,577)	(2,135,885)
Accounts receivable trade, net	$20,187,786	$34,348,925
(1)	Accounts receivable from electricity generation revenue were mainly due from China’s state grid companies. The amounts included the portion of feed-in tariff(s) (FIT) for the electricity sold to the state grid companies in the PRC in which the relevant on-grid solar power stations are still pending for registration to the Renewable Energy Subsidy Catalog, which the Company has submitted the application for its solar power stations started operation before July 2017 to be registered on the Catalog. The Company expects that a certain part of the FIT receivables will be recovered after twelve months from the reporting date, which are discounted at an effective interest rate. As of December 31, 2021, there are $9,045,884 of FIT receivables classified as current and $24,457,930 classified as non-current.

ACCOUNTS RECEIVABLE UNBILLED

	At December 31,
	2020	2021
Accounts receivable unbilled
–from solar power project assets	$—	$11,473,590

During the year ended December 31, 2021, the Company contract assets classified as “Accounts receivable unbilled” are primary due to billing of certain project sales where the Company has the right to consideration in exchange of the project sales transferred.

ALLOWANCE FOR CREDIT LOSSES

The Company establishes an allowance for expected credit losses based on historical observe default rates over the expected life of the receivable balance and are adjusted for forward-looking information available without undue cost of effort. The grouping is regularly reviewed by management to ensure relevant information about specific debtors is updated.

The following table shows the movement in lifetime expected credit losses that has been recognized for trade receivable under simplified approach.

	At December 31,
	2020	2021

At beginning of year	$1,908,803	$2,427,577
Allowance for credit losses	518,774	90,345
Written off	—	(382,037)
At end of year	$2,427,577	$2,135,885

CONCENTRATION OF CREDIT RISK AND MAJOR CUSTOMERS

As of December 31, 2020, receivables from a solar power customer amounted to $8,257,527 (41%), which was greater than 10% of the account balance. As of December 31, 2021, receivables from a solar power customer amounted to $19,153,699 (56%), which was greater than 10% of the account balance.

For the years ended December 31, 2020 and 2021, a solar power customer accounted for 48% and 28% of the Company’s total net revenues, respectively.

5. PREPAID EXPENSES AND OTHER CURRENT ASSETS

	At December 31,
	2020	2021

Receivable from disposal of property, plant and equipment (1)	$35,298,500	$3,714,161
Refundable deposits (2)	8,176,247	8,048,529
EPC Warranty reimbursement receivables	196,322	201,067
Others (3)	2,417,974	3,989,377
Total prepaid expenses and other current assets	46,089,043	15,953,134
Allowance for credit losses (4)	(1,262,709)	(1,434,483)
Total prepaid expenses and other current assets	$44,826,334	$14,518,651
(1)	Receivable from disposal of property, plant and equipment mainly represented disposal of Company’s solar power assets which was primarily for electricity generation revenue segment.
(2)	As of December 31, 2021, refundable deposits mainly represented refundable deposits for interconnection, and the bidding of project asset construction rights and rooftop leases.
(3)	As of December 31, 2021, others mainly included $1,553,881 deposit at the broker for the shares repurchase, $859,621 prepayment on Korea project development, and $255,025 receivable for compensation from the insurance provider for China projects.

(4)	Allowance for credit losses mainly represented the portion of compensation receivable from Canadian authorities on closure of a certain project in Canada that the Company believes is not recoverable, unrecoverable collection from sold entities in China, and allowance for the Korea project’s prepayment which the Company deemed partially not recoverable.

6. PROJECT ASSETS

Project assets consisted of the following at December 31, 2020 and 2021, respectively:

	At December 31,
	2020	2021
Project assets - Module cost	$3,877,147	$1,077,213
Project assets - Development and construction cost	23,367,183	14,631,425
Project assets - Others	1,026,662	429,199
Total project assets	$28,270,992	$16,137,837

Current portion	24,992,068	9,587,254
Non-current portion	3,278,924	6,550,583

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

As of December 31, 2020, the sale of all subsidiaries of the Company classified as held for sale in 2019 has been consummated. In December 2020, the Company entered into new proposed acquisition agreements with Shanghai Qirong New Energy Technology Co., Ltd. and Shanghai Tianyu New Energy Technology Co., Ltd. (the “Buyers”) for sale of the Company’s certain other solar power plant subsidiaries in China under the electricity generation revenue segment. The transaction was consummated on April 30, 2021.

As of December 31, 2021, the sale has been closed in accordance with contract and the Company has entered no new acquisition agreement enter.

	At December 31,
	2020	2021
Assets classified as held for sale
Cash and cash equivalents	$53,899	$—
Accounts receivable, net	184,920	—
Value added tax recoverable	158,213	—
Prepaid expenses and other current assets	23,075	—
Property, plant and equipment, net	2,169,527	—
Operating lease right-of-use asset	—	—
Impairment of assets(1)	(318,619)	—

Total assets classified as held for sale	2,271,015	—

Liabilities classified as held for sale
Accounts payable	—	—
Other current liabilities	1,659,753	—
Operating lease liabilities	—	—
Failed sales leased back and finance lease liability	529,012	—

Total liabilities classified as held for sale	$2,188,765	$—
(1)	As a result of the acquisition agreement, the Company reassessed the value of net assets on the solar power plant to the lower of carrying amount or fair value less cost to sell. As of December 31, 2020, the impairment loss of $318,619 has been applied to reduce the carrying amount of these assets classified as held for sale.

8. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net:

	At December 31,
	2020	2021
Land	$282,000	$282,000
Plant and machinery	828,761	858,948
Motor vehicles	193,530	65,473
Office equipment	260,178	252,150
Power stations	131,355,790	138,533,441

Less: Accumulated depreciation	(13,728,141)	(19,181,277)
	119,192,118	120,810,735
Construction in progress	751,353	4,835,751
Property, plant and equipment, net	$119,943,471	$125,646,486

Construction in progress mainly represents solar power projects which are under development for self-electricity generation in China.

All power stations were self-constructed for electricity generation purpose.

Depreciation expense for the years ended December 31, 2019, 2020 and 2021 was $7,796,003, $7,342,327 and $6,794,404, respectively.

9. FAIR VALUE MEASUREMENTS

The Company adopted ASC 820, “Fair Value Measurements and Disclosures,” which provides a framework for measuring fair value under U.S. GAAP, and expanded disclosure requirements about assets and liabilities measured at fair value. The Company utilizes a hierarchy for inputs used in measuring fair value that gives the highest priority to observable inputs and the lowest priority to unobservable inputs as follows:

●	Level 1-Observable unadjusted quoted prices in active markets for identical assets or liabilities.
●	Level 2-Observable inputs other than quoted prices in active markets for identical assets or liabilities, for which all significant inputs are observable, either directly or indirectly.
●	Level 3-Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

Recurring basis

As of December 31, 2020 and 2021, there were no assets and liabilities measured on the Company’s consolidated balance sheet at fair value on a recurring basis subsequent to initial recognition.

Non-recurring basis

The carrying amount of long-term borrowing and liabilities approximates their fair value as the related interest rates approximate rates currently offered by financial institutions for similar debt instruments of comparable maturities.

The impairment loss of assets and cancellation loss of project assets for the years ended December 31, 2020 and 2021, represented non-recurring fair value measurement which the carrying amount of the related assets were either reduced to zero or reduced to a realizable lower amount per a purchase offer.

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

United States of America

ReneSola US is incorporated in California, United States. It is subject to a federal corporate income tax rate of 21% for 2018, 2019, and 2020, effective from January 1, 2018 under the 2017 Tax Cuts and Jobs Act. In addition, ReneSola US is subject to California state income tax of 8.84% for 2020 and 2021, and Connecticut state income tax of 7.5% for 2020 and 2021, which is deductible for federal corporate income tax purpose.

The tax expense from continuing operations comprises:

	Years ended December 31,
	2019	2020	2021
Income (loss) before income tax
PRC	$(10,273,181)	$2,104,024	$1,589,476
Other jurisdictions	(301,925)	214,999	5,799,396

Total	(10,575,106)	2,319,023	7,388,872

Current tax expense
PRC	(9,835)	(5,118)	(348,494)
Other jurisdictions	(839,676)	(441,495)	(66,754)

Subtotal	(849,511)	(446,613)	(415,248)
Deferred tax benefit (expense)
PRC	—	—	—
Other jurisdictions	(255,538)	283,577	(359,164)

Subtotal	(255,538)	283,577	(359,164)

Total income tax expense	$(1,105,049)	$(163,036)	$(774,412)

There were no reversals or additions of unrecognized tax benefits during the years ended December 31, 2019, 2020 and 2021, respectively.

The Company classifies interest and penalties related to income tax matters in income tax expense. As of December 31, 2020 and 2021, there were no interest and penalties related to uncertain tax positions. As of December 31, 2020 and 2021, there was no accrual of uncertain tax benefits recognized by the Company. The Company does not anticipate significant increases or decreases to its liabilities for unrecognized tax benefits within the next twelve months.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of taxes exceeding RMB100,000 (approximately $15,692) is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion.

The principal components of deferred income tax assets and liabilities are as follows:

	At December 31,
	2020	2021
Deferred tax assets:
Accrued expenses	$13,451	$13,772
Net operating losses	9,491,051	7,214,260
Unrealized internal profit	1,125,023	776,260
Allowances for credit losses	1,281,259	1,209,220
Impairment loss of assets	122,764	126,337
Other	157,101	133,409
Total gross deferred tax assets	12,190,649	9,473,258
Valuation allowance on deferred tax assets	(11,006,328)	(8,696,997)
Net deferred tax assets	$1,184,321	$776,261

As of December 31, 2021, the subsidiaries of the Company in PRC had net operating loss carry forwards of $12,937,591, of which $2,705, $879, $6,029,897, $1,616,711 and $5,287,399 will expire in 2022, 2023, 2024, 2025 and 2026 respectively.

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

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible for tax purposes. As a result, the Company has recognized a valuation allowance of $11,006,328 and $8,696,997 as at December 31, 2020 and 2021, respectively.

Reconciliation between the applicable statutory income tax rate and the Company’s effective tax rate for the years ended December 31, 2019, 2020 and 2021 is as follows:

	Years ended December 31,
	2019	2020	2021
PRC applicable income tax rate	25%	25%	25%
Change in deferred tax valuation allowance	(57)%	(21)%	(20)%
Preferential tax rate(1)	7%	(42)%	(16)%
Effect of different tax rate of subsidiaries	16%	39%	17%
Other	(1)%	6%	4%
Effective income tax rate	(10)%	7%	10%

The following table sets forth the effect of preferential tax on China operations for the years ended December 31, 2019, 2020 and 2021, respectively:

	Years ended December 31,
	2019	2020	2021

Preferential tax effect(1)	$720,847	$975,859	$1,160,939
(1)	Certain solar power project entities are fully exempted from PRC CIT for three years starting from the year in which such project generates revenue from the sale of electricity and is 50% exempted from PRC CIT for another three years. Besides, certain solar power project entities enjoy the preferential tax policies in connection with the development of the western region of China and are subject to a preferential tax rate of 15%.

11. BORROWINGS AND OTHER FINANCING ARRANGEMENTS

a) Borrowings from banks and other third parties

The Company’s borrowings from banks and other third parties consist of the following:

	At December 31,
	2020	2021
Short-term borrowings	$31,980,868	$—
Long-term borrowings, current portion	—	—
Subtotal borrowings	31,980,868	—
Bond payable	9,034,691	—
Long-term borrowings	—	61,510
Total borrowings from bank and other third parties	$41,015,559	$61,510

As of December 31, 2020, short-term borrowings of $31,980,868 and bond payable of $9,034,691 were jointly guaranteed by the Company and its subsidiaries.

As of December 31, 2021, the long-term borrowings of $61,510 were jointly guarantee by the Company and its subsidiaries.

i) Short-term borrowings

Interest rates are fixed for the short-term borrowings as of December 31, 2020. The weighted average interest rate of short-term loans in the years ended December 31, 2020 were 4.44%.

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

As of December 31, 2021, all the short-term borrowings has been fully repaid and there was no new short-term borrowings by the Company.

ii) Bond payable

In July 2020, the Company's Luxembourg subsidiary issued a bond to an investor in France for the purpose of financing the Company's PV plant projects in Poland totaling EUR 10.6 million ($13.1 million). The bond has a maturity date in November 2021. The balance of the bond as of December 31, 2020 was EUR 7.4 million ($9.0 million). In April 2021, the Luxembourg subsidiary fully repaid the bond and early terminated the bond contract.

Interest rates are fixed for the bond payable. The weighted average interest rate of bond payable in the year ended December 31, 2020 was 5%.

As of December 31, 2021, all bond has been fully repaid and there was no new bond payable issue.

iii) Long-term borrowings

In January 2021, the Company's United Kingdom ("UK") subsidiary obtained a long-term loan by a lender in the UK totally £45,563 ($61,510). The long-term loan has a maturity date of July 2026. The proceeds from this loan were used for general working capital purposes. The long-term borrowing was interest free for the year ended December 31, 2021.

As of December 31, 2021, the long-term borrowings were $61,510.

b) Financing associated with failed sale-lease back transactions

In 2019, certain subsidiaries of the Company (the “seller-lessee”) sold self-built solar projects (“leased assets”) with carrying amount of $4,008,534 to different domestic financial leasing companies (the “buyer-lessors”) for cash consideration of $2,793,810, and simultaneously entered into the contracts to lease back the leased assets from the buyer-lessors for 5 to 10 years. These arrangements are guaranteed by other subsidiaries of the Company and are also pledged by the shares and rights to the future power generation income of the seller-lessee. Pursuant to the terms of the agreements, the seller-lessee is required to make lease payments to the buyer-lessors over the lease period and is entitled to obtain ownership of the equipment at a nominal price upon the expiration of the lease.

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

As of December 31, 2020 and 2021, the Company recorded $27,771,450 and $20,383,449 under failed sale and lease back liabilities as non-current portion and $4,436,040 and $6,712,423 as the current portion, which represents principal to be paid in the next year. The weighted average effective interest rate of the financing was 7.15% and 7.02% and interest costs incurred during the years ended December 31, 2020 and 2021 were $3,296,613 and $2,758,095, respectively. These failed sale-leaseback financings were collateralized by the underlying assets of the solar projects.

c) Finance lease

In 2020 and 2021, the Company leased module, inverter and other materials from different domestic financial leasing companies. Pursuant to the terms of the contracts, the Company is required to make lease payments to the finance lease companies and is entitled to obtain the ownership of this machinery and equipment at a nominal price upon the expiration of the lease. These arrangements are guaranteed by other subsidiaries of the Company and are also pledged by the shares and rights for the future power generation income of the leased assets. The lease is classified as finance lease. As of December 31, 2020, the total finance lease contracts entered by the Company is $33,050,116 and the carrying amount is included in finance lease right-of-use assets that is being depreciated over lives of 25 years. As of December 31, 2021, the total finance lease contracts entered by the Company is $33,840,480 and the carrying amount is included in finance lease right-of-use assets that is being depreciated over lives of 25 years. The payable related to these contracts as of December 31, 2020 and 2021 was $19,852,094 and $14,187,759, respectively.

As of December 31, 2020 and 2021, the net values of the leased assets are:

	As of December 31,
	2020	2021

Modules, inverters, and other	$33,050,116	$33,840,480

As of December 31, 2021, future minimum payments required under the finance lease are:

USD
Years ended December 31,
2022	$5,086,027
2023	5,825,001
2024	2,121,515
2025	1,153,067
2026	897,184
2027 and later	879,979
Total minimum lease payments	15,962,773
Less: Amount representing interest	(1,775,014)
Present value of net minimum lease payments	14,187,759
Current portion	4,654,284
Non-current portion	$9,533,475

	At December 31,
	2020	2021
Current portion of finance lease	$3,661,015	$4,654,284
Current portion of failed sale and lease back	4,436,040	6,712,423
Total current portion of failed sale-lease back and finance lease	8,097,055	11,366,707

Non-current portion for finance lease	16,191,079	9,533,475
Non-current portion for failed sale and lease back	27,771,450	20,383,449
Total non-current portion of failed sale-lease back and finance lease	$43,962,529	$29,916,924

d) Interest expense

Interest expense incurred for the years ended December 31, 2019, 2020 and 2021 was $12,329,336, $6,464,266 and $5,272,202 of which $3,169,518, $258,190 and $118,408 has been capitalized in the carrying value of PPE and project assets.

12. OTHER CURRENT LIABILITIES

The Company’s other current liabilities are summarized below:

	At December 31,
	2020	2021
Payables for purchase of property, plant and equipment	$8,958,993	$5,533,545
Interest payable	411,087	—
Other tax payables	465,393	150,828
Accrued EPC warranty liabilities	196,322	198,629
Joint settlement payable(1)	7,500,000	—
Other (2)	2,296,838	2,560,961
	$19,828,633	$8,443,963
(1)	Joint settlement payable represents the Company portion of a Settlement Sum payable by Renesola Zhejiang Ltd (“Zhejiang Yuhui Solar Energy Source Co., Ltd”), a former subsidiary of the Related Party, ReneSola Singapore, to OCI Company Ltd. The payable has been settled during 2021.
(2)	Other as of December 31, 2021 mainly includes the payables for claims, audit fees and other professional service fees.

13. COMMON SHARES

Upon inception, the Company is authorized to issue a maximum of 500,000,000 no par value shares of a single class.

On September 2017, The Company issued 180,000,000 common shares with a fair value of $42,480,000 to ReneSola Singapore Pte Ltd., as a result from the share repurchase and subscription agreement with Mr. Xianshou Li, for the sale of the Company’s manufacturing and LED distribution businesses. Total issued shares of the Company as of December 2017 was 381,027,002.

On June 2018, the Company is authorized to issue a maximum of 600,000,000 no par value shares of a single class via approval by the Board of Directors (the “Board”).

On October 2019, the Company issued and sold to Shah Capital Opportunity Fund LP 100,000,000 newly issued common shares at a market price of $0.11 per share, for a total consideration of $11,000,000. The newly issued shares are subject to a 180 days lockup period. Net proceeds from the transaction are intended to be used to expand the Company global project development activities. Total issued shares of the Company as of December 2019 was 481,027,002.

On December 2020, the Company is authorized to issue a maximum of 800,000,000 no par value shares of a single class via Board approval. Further as of December 31, 2020, the Company issued additional 99,285,640 common shares via offerings with several institutional investors with total net proceeds of $41,495,212 after deducting placement agent fees and other offering expenses. Net proceeds from the transaction are intended to be used for expanding new solar project pipeline and general working capital purposes. Total issued shares of the Company as of December 2020 was 582,258,622.

On April 2021, the Company is authorized to increase the maximum number of shares from 800,000,000 to 1,000,000,000 no par value shares of single class. Further as of December 2021, the Board authorized the Company to repurchase up to $50 million of shares. For the year ended December 31, 2021, the Company repurchased 30,904,110 no par value shares at the cost of $18.4 million. All repurchased shares under the repurchase program are classified as treasury shares of the Company until they are retired or reissued. As of December 31, 2021, total issued shares of the Company were 717,316,622.

Through 2021, the Company issued additional 130,127,050 common shares, of which 125,000,000 common shares via offerings with several institutional investors with total net proceeds of $272,729,028 after deducting placement agent fees and other offering expenses. Net proceeds from the transaction are intended to be used for expanding new solar project pipeline and general working capital purposes. The remaining 5,127,050 common shares are issued for the employee share option plan.

14. SHARE BASED COMPENSATION

2007 Share Incentive Plan

On September 27, 2007, the Company adopted the ReneSola Ltd 2007 Share Incentive Plan (the “Plan”) that provides for grant of share options, restricted shares and restricted share units to employees in the Plan. A maximum of 7,500,000 authorized but unissued shares of the Company have been reserved and allocated to the Plan, whose shares were subsequently registered and are issuable upon exercise of outstanding options granted under the Plan. The Plan shall be administered by the Compensation Committee of the Board of Directors (the “Committee”). On July 27, 2010, the Company has amended the Plan so as to increase the maximum number of authorized but unissued shares of the Company to 12,500,000 in accordance with the rules of the 2007 Share Incentive Plan. On December 21, 2020, the Company has amended the Plan to increase the number of authorized but unissued shares of the Company to 22,500,000 in accordance with the rules of the 2007 Share Incentive Plan. On December 29, 2021, the Company has amended the Plan to increase the maximum number of authorized but unissued shares of the Company to 42,500,000 in accordance with the rules of the 2007 Share Incentive Plan.

Except as otherwise noted in the award agreements with the employee or consultant, the options can be exercised within six years from the award date, except for participant’s termination of employment or service. The vesting schedule and the exercise price per share will be determined by the Committee and set forth in the individual award agreement. In the event of any distribution, share split, or recapitalization of the Company, the Committee shall make such proportionate and equitable adjustments, if any, to reflect such change with respect to (a) the aggregate number and type of shares that may be issued under the Plan and (b) the terms and conditions of any outstanding awards. Except as may otherwise be provided in any award agreement, if a change of control occurs and a participant’s awards are not converted, assumed, or replaced by a successor, such awards shall become fully exercisable and all forfeiture restrictions on such awards shall lapse

Options to Employees

From January to December 2018, the Company granted 830,000 share options, representing 83,000 ADS to certain employees with exercise prices of $0.26. From January to December 2019, the Company granted 5,300,000 share options, representing 530,000 ADS to certain employees with exercise prices of $0.11 and $0.15. From January to December 2020, the Company granted 700,000 share options, representing 70,000 ADS to certain employees with an exercise price of $0.30 on the grant date. From January to December 2021, the Company granted 8,740,000 share options, representing 874,000 ADS to certain employees with an exercise price of 0.30, $0.16, $1.00 and $0.727 on the grant date with expected vesting periods within three years.

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

On April 1, 2018, the Board of Directors approved another option modification to reduce the exercise price of certain options granted on June 21, 2010, August 24, 2010, August 8, 2012, March 8, 2016 and August 24, 2016 to the then fair market value of the Company’s ordinary shares underlying such options. The expected term was changed from 5 years to 3 years, other terms of the share option granted remain unchanged. The modification resulted in incremental compensation cost of $233,996, of which $58,499, $58,499 , $98,174 and $18,824 were recorded during the years ended December 31, 2018, 2019, 2020 and 2021, respectively.

The fair value of each option grant, as well as the fair value of option immediately before and after the aforementioned modification, is estimated on the date of grant or modification using the Black-Scholes option pricing model using the assumptions noted below.

	Average risk-	Weighted average
	free	expected option		Dividend
	rate of return	life	Volatility rate	yield
Granted in 2019	1.60-1.82%	3.2 years	47.61-57.16%	0%
Granted in 2020	0.09-0.1%	1 year	104.01-119.20%	0%
Granted in 2021	0.33-0.97%	3 year	131.84-132.91%	0%

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

A summary of the option activity is as follows:

			Weighted
		Weighted	Average	Aggregate
	Number of	Average	Remaining	Intrinsic
	Options	Exercise Prices	Contractual Life	Value
Options
Outstanding on January 1, 2018	6,165,000	0.71	1.64	—
Granted	830,000	0.26	3.50	—
Exercised	—	—	—	—
Forfeited	(1,535,000)	0.74	—	—
Outstanding on December 31, 2018	5,460,000	0.36	1.96	—
Granted	5,300,000	0.15	2.91	—
Exercised	—	—	—	—
Forfeited	(2,185,000)	0.43	—	—
Outstanding on December 31, 2019	8,575,000	0.21	0.14	—
Granted	700,000	0.30	0.97	—
Exercised	(1,945,980)	0.25	—	—
Forfeited	(25,000)	0.47	—	—
Outstanding on December 31, 2020	7,304,020	0.21	1.49
Granted	8,740,000	0.64	1.88
Exercised	(120,680)	0.26
Forfeited	(280,000)	1.00
Outstanding on December 31, 2021	15,643,340	0.43	1.32	2,535,646
Vested or expected to vest at December 31, 2021	15,643,340	0.43	1.31	2,535,646
Exercisable at December 31, 2021	5,250,001	0.23	0.57	2,011,353

The weighted average grant date fair value of options granted during the years ended December 31, 2019, 2020 and 2021 was $0.07, $0.70 and $0.58 respectively.

Total intrinsic value of options exercised for the years ended December 31, 2020 and 2021 was $811,268 and $74,138 respectively. Total proceeds from options exercised were $484,038 and $31,226 for the years ended December 31, 2020 and 2021, respectively.

Compensation cost of $348,916, $369,187 and $2,627,031 has been charged against income during the years ended December 31, 2019, 2020 and 2021, respectively. As of December 31, 2021, there was $4,244,105 in total unrecognized compensation expense related to unvested options granted under the Plan, which is expected to be recognized over a weighted-average period of 1.88 years.

15. EMPLOYEE BENEFITS

In accordance with the relevant rules and regulations in the PRC, employees of the Company are covered by benefit plans established by the local government. These plans are defined contribution plans and Zhejiang ReneSola Investment Ltd. (“ReneSola Investment”), Sichuan Bo Bo Power Engineering Co., Ltd. (“Sichuan Bo Bo”) and ReneSola Shanghai Ltd (“ReneSola Shanghai”), have respectively contributed 15%, 16% and 16% of the basic salaries of their employees to such plans. In addition, ReneSola Investment, Sichuan Bo Bo and ReneSola Shanghai are required by PRC law to respectively contribute approximately 17.95%, 14.63% and 16.16% of the basic salaries of their employees for medical insurance benefits, housing funds, unemployment and other statutory benefits. Other than such contributions, there is no further obligation for payments to employees under these plans.

Total contributions were $1,257,335, $877,709 and $408,632 for the years ended December 31, 2019, 2020 and 2021, respectively.

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

In addition to the general reserve, the Company’s PRC subsidiaries are required to obtain approval from the local PRC government prior to distributing any registered share capital. Accordingly, both the appropriations to general reserve and the registered share capital of the Company’s PRC subsidiaries are considered as restricted net assets amounting to $32,500,000 and $50,500,000 as of December 31, 2020 and 2021, representing 17.7% and 11.3% of the Company’s total consolidated net assets as of December 31, 2020 and 2021, respectively.

17. EARNINGS/ (LOSS) PER ADS

Basic earnings/(loss) per ADS and diluted earnings/(loss) per ADS have been calculated as follows:

	For the years ended December 31,
	2019	2020	2021
Numerator:
Net income/(loss)	$(11,680,155)	$2,155,987	$6,614,460
Less: Net income/(loss) attributed to noncontrolling interests	(2,848,932)	(622,668)	(247,413)
Total net income/(loss) attributed to ReneSola Ltd	$(8,831,223)	$2,778,655	$6,861,873

Numerator for diluted income/(loss) per ADS	(8,831,223)	2,778,655	6,861,873

Denominator:
Denominator for basic earnings/(loss) per ADS - weighted average number of ADS outstanding	40,595,551	49,166,354	68,906,139
Dilutive effects of share options, RSUs and warrants	—	622,068	934,499
Denominator for diluted calculation - weighted average number of ADS outstanding*	40,595,551	49,788,422	69,840,638

Basic earnings/(loss) per ADS	(0.22)	0.06	0.10
Diluted earnings/(loss) per ADS	(0.22)	0.06	0.10

*Each ADS represents 10 common shares

The Company issues ordinary shares to its share depository bank which will be used to settle stock option awards upon their exercise. Any ordinary shares not used in the settlement of stock option awards will be returned to the Company. As of December 31, 2020 and 2021, there are 9,774,550 and 45,805,710 ordinary shares, respectively, are legally issued to the share depository bank but are treated as escrowed shares for accounting purposes and therefore, have been excluded from the computation of earnings/(loss) per share.

The Company uses income/(loss) from as the control number in determining whether those potential common shares are dilutive or antidilutive. That is, the number of potential common shares, after considering the shares repurchased used in computing the diluted per-share amount for income/(loss).

The following ordinary share equivalents were excluded from the computation of diluted net earnings/(loss) per share for the periods presented because including them would have been anti-dilutive:

	For the years ended December 31,
	2019	2020	2021
Share options	8,575,000	7,304,020	—

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

On September 15, 2021, the Company, ReneSola Ltd, received contributions from selling 49% of certain Company subsidiaries shares to non-controlling interest holders of subsidiaries, Eiffel Energy Transition Fund S.L.P, with consideration of $2.1 million. Net proceeds are used for capital expenditures to construct solar energy projects.

19. RELATED PARTY BALANCES AND TRANSACTIONS

(a) Related party balances

	At December 31,
	2020	2021
Due from ReneSola Singapore (1)and its subsidiaries	$16,887,295	$2,345,874
Due from other Related Party (2)	—	433,285
Allowance for credit losses (3)	(9,853,290)	(2,244,500)
Due from Related Party balances, net	7,034,005	534,659

Due to ReneSola Singapore (1)and its subsidiaries	14,690,574	8,793,966
Due to other Related Party (2)	—	1,272,143

Due to related party balances, net	$7,656,569	$9,531,450

(b) Related party transactions

During the years ended December 31, 2019, 2020 and 2021, related party transactions with ReneSola Singapore Pte., Ltd and its subsidiaries and other related party were as follows:

	Years ended December 31,
	2019	2020	2021
Purchase of modules from	$2,534,750	$—	$—
Receiving services	—	26,070	23,538
Rendering of service to	834,875	299,626	—
Borrowing from (4)	793,269	12,827	—
Bond issued to (5)	—	—	1,272,143
Lending to (2)	—	—	433,285
(1)	After the disposal of the discontinued business in September 2017, ReneSola Singapore Pte., Ltd and its subsidiaries became a related party of the Company in that both ReneSola Singapore and the Company are under common control of Mr. Li Xianshou. The balances due from ReneSola Singapore and its subsidiaries were mainly for rendering service to them. The balances due to ReneSola Singapore and its subsidiaries were mainly for modules, raw materials that the Company purchased from them and borrowings from them.
(2)	During 2021, the Company entered into joint venture agreement with Eiffel Energy Transition Fund S.L.P with intends to develop solar projects in Europe. The Company also transacted with its non-controlling interest's subsidiary company of Solar Nexus Limited. The balances due from other related party mainly represented borrowing provided to Solar Nexus Limited for working capital purpose. The balances due to other related party were bond issued to Eiffel Investment Group for solar power development purpose.
(3)	Allowance for credit losses represented long-aging receivable balances from ReneSola Singapore Pte., Ltd and its subsidiaries for which the Company deemed there was a credit risk.
(4)	Represents borrowings under an agreement between the Company (“borrower”) and ReneSola Singapore (the “lender”). The lender grants to the borrower a loan in the principal amount of up to $200 million with annual interest rate of 1%. There is no fixed repayment schedule of this loan.
(5)	Represents bond issued to Eiffel Investment Group up to EUR 7.03 million ($7.96 million) with annual interest rate of 2%. The bond has a maturity date of September 2031.

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

The components of lease expenses consisted of the following:

		Year Ended December 31,
Lease cost	Classification	2021
Operating lease cost
Amortization of leased assets	Depreciation, amortization	$585,337
Interest on lease liabilities	Interest expense	1,100,599
Net lease cost		$1,685,936

Lease Term and Discount Rate	December 31, 2021
Weighted-average remaining lease term (years)
Operating leases	20
Weighted-average discount rate (%)
Operating leases	6.85%

Year Ended December 31,
Other information	2021
Cash paid for amount included in the measurement of lease liabilities
Operating cash flows from operating leases	$1,592,403

As of December 31, 2021, future minimum payments required under the operating lease are:

USD
Year ended December 31,
2022	$1,770,510
2023	1,624,160
2024	1,200,396
2025	1,302,384
2026	1,498,609
2027 and later	22,218,861
Total minimum lease payments	29,614,920
Less: Amount representing interest	(13,110,015)
Present value of net minimum lease payments	$16,504,905
Current portion	726,842
Non-current portion	15,778,063

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

The following table summarizes the Company’s revenues generated from each segment:

	Year ended December 31, 2019
		Electricity
	Solar power project	generation	EPC
	development	revenue	services	Other	Total
Net revenue	$90,096,551	$28,712,942	$69,751	$237,780	$119,117,024
Gross profit/(loss)	$17,571,303	$16,763,190	$(178,414)	$69,969	$34,226,048

	Year ended December 31, 2020
		Electricity
	Solar power project	generation	EPC
	development	revenue	services	Other	Total
Net revenue	$49,160,215	$23,547,162	$—	$795,506	$73,502,883
Gross profit	$4,374,238	$11,668,935	$—	$642,609	$16,685,782

	Year ended December 31, 2021
		Electricity
	Solar power project	generation	EPC
	development	revenue	services	Other	Total
Net revenue	$61,036,228	$17,969,727	$—	$655,837	$79,661,792
Gross profit	$23,867,607	$7,420,366	$—	$136,868	$31,424,841

The following table summarizes the Company’s revenues generated by the geographic location of customers:

	Years ended December 31,
	2019	2020	2021
China	$24,470,827	$16,557,196	$16,901,791
United States	9,277,514	4,388,241	13,895,115
Canada	—	15,557,800	—
Romania	3,193,215	5,709,713	—
UK	3,853,687	655,102	—
Spain	—	—	2,839,291
France	730,962	152,548	96,210
Poland	59,884,835	10,008,838	24,943,755
Hungary	17,705,984	20,473,445	20,985,630
Total	$119,117,024	$73,502,883	$79,661,792

22. SUBSEQUENT EVENTS

On March 31, 2022, the Company purchased $10 million of two-year U.S. Treasury Note with annual interest rate of 2.33%. The Company expected to hold the Treasury Notes until the maturity on March 31, 2024. The Company classified this investment as held-to-maturity securities.

On April 1, 2022, the Company announced the project sales of 24MW solar-plus-storage project in the UK to Innova, a company that invests in and operates renewable energy assets, with a focus on utility-scale ground mounted solar plants and battery energy storage sites, located in the UK.