Form 20-F/A
period 2021-12-31
ReneSola Ltd
filed 2022-08-23
CIK 1417892

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No.1)

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

Explanatory Note

ReneSola Ltd (“ReneSola”) is filing this Amendment No.1 to Form 20-F (the “Amendment No.1”) to its annual report on Form 20-F for the year ended December 31, 2021, filed with the Securities and Exchange Commission on April 29, 2022 (the “Original Filings”), to address the SEC’s comments on the Original Filing. As required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended, new certifications by ReneSola’s chief executive officer and chief financial officer are being filed as exhibits to this Amendment No. 1.

This Amendment No. 1 speaks as of the filing date of the Original Filings. Other than as stated otherwise, this Amendment No. 1 does not, and does not purport to, amend, update or restate any other information or disclosure included in the Original Filings, or reflect any events that have occurred since the date thereof. Accordingly, this Amendment No.1 should be read in conjunction with the Original Filing and any documents filed with or furnished to the SEC by ReneSola subsequent to April 29, 2022.

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

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.KEY INFORMATION

Our Holding Company Structure and China Operations

We are a British Virgin Islands holding company and conduct all of our operations in multiple jurisdictions where we operate through our operating subsidiaries. Our operations in China, in addition to our business presence elsewhere across the world, are enabled by our subsidiaries based therein. Investors in the ADSs are not purchasing equity securities of our operating subsidiaries but instead are purchasing equity securities of a British Virgin Islands holding company. For the purpose of this annual report on Form 20-F, references to “ReneSola”, “we”, “us” and “our” are made as to ReneSola Ltd, a British Virgin Islands holding company, and its subsidiaries, as the context requires; and references to “ReneSola Ltd” are made as to the holding company only.

We face various legal and operational risks and uncertainties associated with having a portion of our operations in China and the complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offerings conducted overseas and foreign investment in China-based issuers, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, which may negatively impact our ability to conduct certain businesses, access foreign investments, or list on foreign stock exchange. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. For a detailed description of the risks associated with our operations in China, see “—D. Risk Factors—Risks Related to Doing Business in China.”

Our operations in China are governed by PRC laws and regulations. The PRC governmental authorities have significant oversight and discretion over the conduct of our business, and it may intervene or influence our operations at any time where we are not or might not be compliant with the PRC laws and regulations, which could result in a material adverse change in our operation and/or the value of our ADSs. Also, the PRC governmental authorities have recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. Therefore, investors and our business face potential uncertainty from actions taken by the PRC governmental authorities affecting our business.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value. China has not developed a fully integrated legal system, and recently enacted laws, rules and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to a significant degree of interpretation by PRC regulatory agencies and courts. In particular, because these laws, rules and regulations are relatively new, and because of the limited number of published decisions and the non-precedential nature of these decisions, and because the laws, rules and regulations often give the relevant regulator significant discretion in how to enforce them, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and can be inconsistent and unpredictable. Therefore, it is possible that our existing operations may be found not to be in full compliance with relevant laws and regulations in the future. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the occurrence of the violation. For more details, see “—D. Risk Factors—Risks Related to Doing Business in China—PRC governmental authorities may intervene or influence our operations at any time where we are not or might not be compliant with the PRC laws and regulations, which could result in a material adverse change in our operation and the value of our ADSs. Also, PRC governmental authorities’ oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and result in a material adverse change in our operations and the value of our ADSs.”

Recently, the PRC government has indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, and initiated a series of regulatory actions and made a number of public statements, including cracking down on illegal activities in the securities market, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement. These risks arise from, among other things, PRC governmental authorities’ significant oversight and discretion over the business and financing activities of our PRC subsidiaries, the complex and evolving PRC legal system, frequent changes in laws, regulations and government policies, uncertainties and inconsistencies regarding the interpretation and enforcement of laws and regulations, uncertainties, difficulties or delays in obtaining regulatory approvals for listing on a foreign stock exchange or conducting certain business activities and increasing oversight on cybersecurity and data privacy related to the PRC government’s recently issued statements and instituted regulatory actions and could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or become worthless. For risks relating to the oversight of the Cyberspace Administration of China (the “CAC”) and approval from, or the filing with the China Securities Regulatory Commission (the “CSRC”) and other PRC government authorities, please refer to “—D.Risk Factors—Risks Related to Doing Business in China—The approval of or filing with the CSRC or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.” Uncertainties in the PRC legal system and the interpretation and enforcement of PRC laws and regulations could limit the legal protection available to you and us, hinder our ability to offer or continue to offer the ADSs, result in a material adverse effect on our business operations, and damage our reputation, which might further cause the ADSs to significantly decline in value or become worthless.

The Holding Foreign Companies Accountable Act

On December 16, 2021, the Public Company Accounting Oversight Board (the “PCAOB”) issued a report on its determination that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong because of positions taken by local authorities. Our auditor, Grant Thornton Zhitong Certified Public Accountants LLP, is an independent registered public accounting firm that issues the audit reports included elsewhere in this annual report. Our auditor is subject to the determinations announced by the PCAOB and the PCAOB has been and currently is unable to inspect our auditor. The Holding Foreign Companies Accountable Act, or the HFCAA, was signed into law on December 18, 2020. In accordance with the HFCAA, trading in our ADSs on a national securities exchange or in the over the counter trading market in the United States may be prohibited if the PCAOB determines that it cannot inspect or fully investigate our auditor for three consecutive years beginning in 2021, and, as a result, an exchange may determine to delist our ADS.

On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements under the HFCAA, pursuant to which the SEC will (i) identify an issuer as a “Commission-Identified Issuer” if the issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely because of the position taken by the authority in the foreign jurisdiction and (ii) impose a trading prohibition on the issuer after it is identified as a Commission-Identified Issuer for three consecutive years. In addition, on June 22, 2021, the U.S. Senate passed a bill on the Accelerating Holding Foreign Companies Accountable Act, or the AHFCAA, which would amend the HFCAA and require the SEC to prohibit an issuer’s securities from trading on a U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among others, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions is reduced from three to two, then the time period before the issuer’s securities may be prohibited from trading or delisted could be reduced.

The PCAOB identified our auditor as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely and we were conclusively identified as a “Commission-Identified Issuer” on May 26, 2022. The fact that the PCAOB has been and currently is unable to inspect our auditor could deprive investors of the benefits of such inspections and cause our securities to be delisted under the HFCAA and the AHFCAA. The delisting of our securities, or the threat of such securities being delisted, may materially and adversely affect the value of your investment. For a detailed description of the related risks, see “—D. Risk Factors—Risks Related to Doing Business in the PRC— The PCAOB has been and currently is unable to inspect our auditor. Our ADSs may be delisted under the HFCAA if the PCAOB is unable to inspect our auditors for three consecutive years after we are identified by the SEC as a Commission-Identified Issuer, or two consecutive years if the AHFCAA is enacted. The delisting of our securities, or the threat of our securities being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives investors of the benefits of such inspections.”

Permissions Required from the PRC Authorities for Our Operations

We are required to obtain electric power business permit and construction engineering qualifications and permit to operate our business in the PRC. We believe that our PRC operating subsidiaries have obtained all requisite permissions for our operations in all material aspects from relevant Chinese authorities and none of the requisite permissions for our operations in all material aspects have been denied by the Chinese authorities.However, we cannot assure you that our PRC subsidiaries are always able to successfully update or renew the licenses or permits required for the relevant business in a timely manner or that these licenses or permits are sufficient to conduct all of our present or future business. If our PRC subsidiaries (i) do not receive or maintain required permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and our PRC subsidiaries are required to obtain such permissions or approvals in the future, we could be subject to fines, legal sanctions or an order to suspend our PRC operating subsidiaries’ business, which may materially and adversely affect the business, financial condition and results of operations of us. For risks relating to licenses and approvals required for our business operations in China, see “—D.Risk Factors—Risks Related to Doing Business in China—We may fail to comply with laws and regulations regarding the development, construction and operation of solar power projects and solar production projects in China.”

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

Cash and Asset Flows through Our Organization

Under relevant PRC Laws and Regulations, we are permitted to provide funding from the proceeds of our offshore fund raising activities to its PRC subsidiaries only through loans or capital contributions. As of December 31, 2021, we and ReneSola Investment Management Ltd had made cumulative capital contribution of $50.5 million to our PRC subsidiaries, which was accounted as long-term investments by us and ReneSola Investment Management Ltd, respectively. In 2019, 2020 and 2021, we transferred nil, $0.56 million and $26.53 million to PRC subsidiaries as long-term loans, respectively.

We also provide fund raising activities with European subsidiaries through capital contributions or loans. As of December 31, 2021, we had made cumulative capital contribution of $17.9 million to our European subsidiaries and were accounted as long-term investment by us. In 2019,2020 and 2021, we had received $2.2 million from European subsidiaries, transferred $3.1 million to European subsidiaries and received $2.1 million from European subsidiaries, respectively.

We and our subsidiaries have not previously declared or paid any cash dividend or dividend in kind, and have no plan to declare or pay any dividends in the near future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Under PRC laws and regulations, we are subject to various restrictions on intercompany fund transfers and foreign exchange control. To the extent our cash in the business is in the PRC or a PRC entity, the funds may not be available for the distribution of dividends to our investors, or for other use outside of the PRC, due to the interventions in or the imposition of restrictions and limitations on our ability by the PRC government to transfer cash. The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of mainland China. Our PRC subsidiaries receive substantially all revenue in RMB. Our PRC subsidiaries may pay dividends only out of their accumulated after-tax profits upon satisfaction of relevant statutory conditions and procedures, if any, determined in accordance with Chinese accounting standards and regulations. If the PRC foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy the foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders. Additionally, we may make loans to our PRC subsidiaries subject to the approval from or registration with governmental authorities and limitation on amount, or we may make additional capital contributions to our PRC subsidiaries. PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using our fund to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect the liquidity of our PRC subsidiaries and our ability to fund and expand our business in the PRC, and cause the value of our securities to significantly decline or become worthless. We cannot assure you that the PRC government will not intervene in or impose restrictions on our ability to make intercompany cash transfers. For a detailed description of the restrictions and limitations on our ability to transfer cash between entities, across borders or to U.S. investors and to distribute earnings from our business, see “—D.Risk Factors—Risks Related to Doing Business in China— Restrictions on currency exchange may limit our ability to receive and use our revenues or financing effectively.” and “—D.Risk Factors—Risks Related to Doing Business in China— PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to inject capital into our PRC subsidiary, limit our subsidiary’s ability to increase its registered capital, distribute profits to us, or otherwise adversely affect us.”

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

Risks Related to Doing Business in China

The PCAOB has been and currently is unable to inspect our auditor. Our ADSs may be delisted under the HFCAA if the PCAOB is unable to inspect our auditors for three consecutive years after we are identified by the SEC as a Commission-Identified Issuer, or two consecutive years if the AHFCAA is enacted. The delisting of our securities, or the threat of our securities being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives investors of the benefits of such inspections.

On December 18, 2020, the HFCAA was enacted. In essence, the HFCAA requires the SEC to prohibit securities of any foreign companies from being listed on U.S. securities exchanges or traded “over-the-counter” if a company retains a foreign accounting firm that cannot be inspected by the PCAOB for three consecutive years. On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements under the HFCAA, pursuant to which the SEC will (i) identify an issuer as a “Commission-Identified Issuer” if the issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by the authority in the foreign jurisdiction, and (ii) impose a trading prohibition on the issuer after it is identified as a Commission-Identified Issuer for three consecutive years. The AHFCAA, which was passed by the U.S. Senate in June 2021, if enacted, would shorten the three -consecutive-year compliance period under the HFCAA to two consecutive years and, as a result, reduce the time before the potential trading prohibition against or delisting of the issuer’s securities. Our auditor, Grant Thornton, is an independent registered public accounting firm that issues the audit reports included elsewhere in this annual report. Our auditor is subject to the determinations announced by the PCAOB and the PCAOB has been and currently is unable to inspect our auditor.

On March 24, 2021, the SEC adopted interim final amendments, which will become effective 30 days after publication in the Federal Register, relating to the implementation of certain disclosure and documentation requirements of the HFCAA. The interim final amendments will apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB has determined that it is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction. Before any registrant will be required to comply with the interim final amendments, the SEC must implement a process for identifying such registrants. Consistent with the HFCAA, the amendments will require any identified registrant to submit documentation to the SEC establishing that the registrant is not owned or controlled by a government entity in that jurisdiction, and will also require, among other things, disclosure in the registrant’s annual report regarding the audit arrangements of, and government influence on, such registrant. In May 2021, the PCAOB issued a proposed Rule 6100, Board Determinations Under the HFCAA, for public comment. The proposed rule is related to the PCAOB’s responsibilities under the HFCAA, which, according to the PCAOB, would establish a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On June 22, 2021, the U.S. Senate passed a bill which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. On September 22, 2021, the PCAOB adopted Rule 6100, which was subsequently approved by the SEC on November 5, 2021. On December 16, 2021, the PCAOB issued a report on its determination that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong because of positions taken by local authorities. On February 4, 2022, the U.S. House of Representatives passed the America Competes Act of 2022, which includes the exact same amendments as the bill passed by the Senate. The America Competes Act however includes a broader range of legislation not related to the HFCAA in response to the U.S. Innovation and Competition Act passed by the Senate in 2021. The U.S. House of Representatives and U.S. Senate will need to agree on amendments to these respective bills to align the legislation and pass their amended bills before the President can sign the amended bills into law. It is unclear when the U.S. Senate and U.S. House of Representatives will resolve the differences in the U.S. Innovation and Competition Act and the America Competes Act of 2022 bills currently passed, or when the U.S. President will sign on the bills to make the amendment into law, or at all. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA is reduced from three years to two, then our shares and ADSs could be prohibited from trading in the United States in 2023.

The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets (the “PWG”) issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then-President of the United States. This report recommended that the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfill its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCAA. However, some of the recommendations were more stringent than the HFCAA. For example, if a company’s auditor was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022. It is unclear when the SEC will complete its rulemaking, when such rules will become effective and what, if any, of the PWG recommendations will be adopted.

Our auditor is subject to the determinations announced by the PCAOB, and the PCAOB has been and currently is unable to inspect our auditor and we were conslusively identified as a “Commission-Identified Issuer” on May 26, 2022. The enactment of the HFCAA and AHFCAA and the implications of any additional rulemaking efforts to increase U.S. regulatory access to audit information in China could cause investor uncertainty for affected SEC registrants, including us, and the market price of our ADSs could be materially adversely affected. Additionally, whether the PCAOB will be able to conduct inspections of our auditor for three, or two, consecutive years, or at all, is subject to substantial uncertainty and depends on a number of factors out of our control. If we are unable to meet the PCAOB inspection requirement in time, we could be delisted and our securities will not be permitted for trading “over-the-counter” either. Such a delisting would substantially impair your ability to sell or purchase our securities when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our securities. Also, such a delisting would significantly affect our ability to raise capital on acceptable terms, or at all, which would have a material adverse effect on our business, financial condition and prospects.

The PCAOB’s inability to conduct inspections prevents it from fully evaluating the audits and quality control procedures of our auditor. As a result, we and investors in our securities are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors to lose confidence in the audit procedures and reported financial information and the quality of our financial statements.

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

Given that: (i) the personal information held by us, including our PRC subsidiaries, from China operations is less than one million; (ii) we, including our PRC subsidiaries, have not been identified as a critical information infrastructure operator by any governmental authorities; and (iii) we believe we, including our PRC subsidiaries, do not commit any act that threatens or endangers national security, and we, including our PRC subsidiaries, have not received any investigation, notice, warning or sanction from any governmental authority with respect to national security issues arising from the operations, as of the date of this annual report, we believe that we do not need to proactively apply for the cybersecurity review required by the CAC. However, there remains uncertainty as to how the Measures will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Measures and there is no assurance that PRC regulatory agencies, including the CAC, would take the same view as we do. If any such new laws, regulations, rules, or implementation and interpretation comes into effect, we will take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us. However, we cannot assure you that we can fully or timely comply with such laws. In the event that we are subject to any mandatory cybersecurity review and other specifications required by the CAC, we face uncertainty as to whether any clearance or other required actions can be timely completed, or at all. Given such uncertainty, we may be further required to suspend our relevant business, or face other penalties, which could materially and adversely affect our business, financial condition, and results of operations, and/or the value of our securities or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Furthermore, the Standing Committee of the National People’s Congress passed the Personal Information Protection Law of the PRC, which became effective from November 1, 2021 and requires personal information processing operators, among other regulatory requirements, to obtain a personal information protection certification issued by recognized institutions in accordance with the CAC regulation before such personal information can be transferred out of China.

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

If our PRC subsidiaries (i) do not receive or maintain required permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and our PRC subsidiaries are required to obtain such permissions or approvals in the future, we could be subject to fines, legal sanctions or an order to suspend our PRC operating subsidiaries’ business, which may materially and adversely affect the business, financial condition and results of operations of us. We believe that our PRC operating subsidiaries have obtained all requisite permissions for our operations in all material aspects from relevant Chinese authorities and none of the requisite permissions for our operations in all material aspects have been denied by the Chinese authorities.

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

Enforceability of Civil Liabilities

We are incorporated in the British Virgin Islands to take advantage of certain benefits associated with being a British Virgin Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of exchange control or currency restrictions and the availability of professional and support services. However, certain disadvantages accompany incorporation in the British Virgin Islands. These disadvantages include that the British Virgin Islands has a less developed body of securities laws as compared to the United States and provides significantly less protection to investors. In addition, British Virgin Islands companies do not have standing to sue before the federal courts of the United States.

Our organizational documents do not contain provisions requiring that disputes be submitted to arbitration, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders. An important part of our operations is conducted and a significant portion of our assets is located outside the United States. Some of our directors and officers are nationals or residents of jurisdictions other than the United States, and some or all of their assets are located outside the United States. As a result, it may be difficult or impossible for a shareholder to bring an original action against us or such persons in a British Virgin Islands or China court in the event that a shareholder believes that his or her rights have been infringed under the U.S. federal securities laws or otherwise. It may also be difficult for a shareholder to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, some of whom are not residents of the United States and whose assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the British Virgin Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. There is no statutory recognition in the British Virgin Islands of judgments obtained in the United States, although the courts of the British Virgin Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. It is uncertain whether British Virgin Islands or PRC courts would be competent to hear original actions brought in the British Virgin Islands or the PRC against us or such persons predicated upon the securities laws of the United States or any state.

Our corporate affairs are governed by our memorandum and articles of association, or Articles, and by the BVI Business Companies Act, 2004 and common law of the British Virgin Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under British Virgin Islands law are to a large extent governed by the common law of the British Virgin Islands. The common law of the British Virgin Islands is derived in part from comparatively limited judicial precedent in the British Virgin Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the British Virgin Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the British Virgin Islands has no securities laws as compared to the United States, and provides significantly less protection to investors. In addition, British Virgin Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

As a result of all of the above, our public shareholders may have more difficulties in protecting their interests through actions against our management, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Harney Westwood & Riegels LLP, our counsel as to British Virgin Islands law, and Zhong Lun W&D Law Firm, Shanghai Branch, our counsel as to PRC law, have advised us that there is uncertainty as to whether the courts of the British Virgin Islands and PRC, respectively, would:

●recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or
●entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Harney Westwood & Riegels LLP has further advised us that the United States and the British Virgin Islands do not have a treaty providing for reciprocal recognition and enforcement of judgments of U.S. courts in civil and commercial matters and that a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would not be automatically enforceable in the British Virgin Islands. We have also been advised that any final and conclusive monetary judgment for a definite sum obtained against the company in U.S. federal or state courts would be treated by the courts of the British Virgin Islands as a cause of action in itself and sued upon as a debt at common law so that no retrial of the issues would be necessary provided that:

(i)	the U.S. federal or state court had jurisdiction in the matter and the company either submitted to such jurisdiction or was resident or carrying on business within such jurisdiction and was duly served with process;
(ii)	the judgment given by the U.S. federal or state court was not in respect of penalties, taxes, fines or similar fiscal or revenue obligations;
(iii)	the judgment was not procured by fraud;
(iv)	recognition or enforcement of the judgment in the British Virgin Islands would not be contrary to public policy; and
(v)	the proceedings pursuant to which judgment was obtained were not contrary to natural justice.

A British Virgin Islands court may impose civil liability on us or our directors or officers in a suit brought in the courts of the British Virgin Islands against us or these persons with respect to a violation of U.S. federal securities laws, provided that the facts surrounding any violation constitute or give rise to a cause of action under British Virgin Islands law.

There is uncertainty as to whether the courts of China would (1) recognize or enforce judgments of United States courts obtained against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or (2) be competent to hear original actions brought in each respective jurisdiction, against us or such persons predicated upon the securities laws of the United States or any state thereof.

The recognition and enforcement of foreign judgments are provided for under the Chinese Civil Procedure Law. Chinese courts may recognize and enforce foreign judgments in accordance with the requirements of the Chinese Civil Procedure Law based either on treaties between China and the country where the judgment is made or in reciprocity between jurisdictions. China does not have any treaties or other agreements with the British Virgin Islands or the United States that provide for the reciprocal recognition and enforcement of foreign judgments. As a result, it is uncertain whether a Chinese court would enforce a judgment rendered by a court in either of these two jurisdictions.

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

	Years ended December 31,
	2020	2021

	(In thousands)
Net Income	$2,156	$6,614
Add: Income tax expenses	163	774
Add: Interest expenses, net off interest income	5,230	3,500
Add: Depreciation & Amortization	7,341	6,795
EBITDA	14,890	17,683
Add: Discount of electricity subsidy in China	971	982
Add: Share based compensation	369	2,627
Add: Allowances for credit losses	7,021	2,314
Add: Impairment of long-lived assets	1,432	360
Add: Loss/ (gain) on OCI settlement(1)	7,500	(428)
Add: Cancellation of project assets	1,461	1,300
Add: Loss on disposal of property, plant and equipment	768	238
Add: Foreign exchange loss/(gain)	(769)	1,764
Less: Gains on disposal of property, plant and equipment	(16,278)	(66)
Less: Interest income of discounted electricity subsidy in China	(954)	(919)
Adjusted EBITDA	$16,411	$25,855

Notes

(1)	Represents settlement fees paid to OCI due to historical legal cases against the Company

	Years ended December 31,
	2020	2021

	(In thousands)
Reconciliation of operating income
GAAP operating income	$6,780	$12,652
Add: Discount of electricity subsidy in China	971	982
Add: Share based compensation	369	2,627
Add: Allowances for credit losses	7,021	2,314
Add: Impairment of long-lived assets	1,432	360
Add: Loss/(gain) on OCI settlement	7,500	(428)
Add: Cancellation of project assets	1,461	1,300
Add: Loss on disposal of property, plant and equipment	768	238
Less: Gains on disposal of property, plant and equipment	(16,278)	(66)
Non-GAAP operating income	$10,024	$19,979

	Years ended December 31,
	2020	2021

	(In thousands)
Reconciliation of net income attributed to ReneSola Ltd
GAAP net income attributable to ReneSola Ltd	$2,779	$6,862
Add: Subsidy discount	581	588
Add: Share based compensation	369	2,627
Add: Allowances for credit losses	6,895	2,214
Add: Impairment of long-lived assets	1,223	216
Add: Loss/ (gain) on OCI settlement	7,500	(428)
Add: Cancellation of project assets	1,461	1,300
Add: Loss on disposal of property, plant and equipment	460	142
Add: Foreign exchange loss/(gain)	(769)	1,764
Less: Gain on disposal of property, plant and equipment	(16,179)	(40)
Less: Interest income on subsidy discount	(571)	(550)
Non-GAAP net income attributed to ReneSola Ltd	$3,749	$14,695
Non-GAAP net income per ADS attributable to ReneSola Ltd—Basic	$0.08	$0.21

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

4.14***	Joint Venture Agreement dated March 31, 2021 between the Registrant and Eiffel Essential Group # ##

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our Form F-1 registration statement (File No. 333-151315) filed with the Securities and Exchange Commission on May 30, 2008)

12.1*	CEO Certification, pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification, pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1***	Consent of Harney Westwood & Riegels LLP

15.2*	Consent of Grant Thornton

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

*	Filed with this amendment No. 1 to annual report on Form 20-F.
**	Furnished with this amendment No. 1 to annual report on Form 20-F.
***	Previously filed.
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

Date: August 23, 2022

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