Form 20-F/A
period 2022-12-31
Emeren Group Ltd
filed 2023-08-18
CIK 1417892

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Ke Chen

Chief Financial Officer

100 First Stamford Place, Suite 302

Stamford, CT 06902

U.S.A

Tel: +1(347) 577 9055 x115

Fax: +1 (347) 577-9985

E-mail: ke.chen@emeren.com

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

Auditor Name	Auditor Location	Auditor Firm ID
Marcum Asia CPAs LLP	New York, NY	PCAOB NO 5395

EXPLANATORY NOTE

Emeren Group Ltd (“we,” “us,” “our company,” “our” or “Emeren”) is filing this Amendment No. 1 to Form 20-F (the “Form 20-F/A”) to its annual report on Form 20-F for the year ended December 31, 2022 (the “Annual Report”), which was originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 16, 2023. The purpose of this Form 20-F/A is (i) to amend Item 16I of the Annual Report to provide disclosures under Item 16I(b) of Form 20-F and (ii) to provide the documentation referenced under Item 16I(a) of Form 20-F in the form of an exhibit to this Form 20-F/A.

This Form 20-F/A does not reflect events occurring after the filing of the Annual Report and does not modify or update the disclosure therein in any way except as described above. No other changes have been made to the Annual Report. The filing of this Form 20-F/A should not be understood to mean that any statements contained in the Annual Report, as amended by this Form 20-F/A, are true or complete as of any date subsequent to the original filing date of the Annual Report. Accordingly, this Form 20-F/A should be read in conjunction with the Annual Report.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

The Holding Foreign Companies Accountable Act

On May 26, 2022, the Company was conclusively identified by the SEC under the Holding Foreign Companies Accountable Act and the Consolidated Appropriate Act, 2023 (HFCAA) as having filed audit reports issued by a registered public accounting firm that cannot be inspected or investigated completely by the Public Accounting Oversight Board (PCAOB) in connection with the Company’s filing of its annual report on Form 20-F for the fiscal year ended December 31, 2021. The Company’s registered public accounting firm for the fiscal year ended December 31, 2021, Grant Thornton Zhitong Certified Public Accountants LLP (“Grant Thornton”), is headquartered in mainland China, a jurisdiction where the PCAOB determined that it was unable to inspect or investigate completely registered public accounting firms headquartered there until December 2022, when the PCAOB vacated its previous determination. On January 31, 2023, the Company dismissed Grant Thornton and appointed Marcum Asia CPAs LLP (“MarcumAsia”) as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2022, effective January 31, 2023. MarcumAsia is an independent public accounting firm headquartered in New York and subject to the oversight of the PCAOB.

As of the date of this annual report and to the best of our knowledge:

(i) none of the governmental entities in the British Virgin Islands or China own any of our outstanding shares or American Depositary Shares;

(ii) none of the governmental entities in the applicable foreign jurisdiction with respect to our registered public accounting firm have a controlling financial interest in us;

(iii) none of the members of our board of directors or the board of directors of our subsidiaries is an official of the Chinese Communist Party; and

(iv) the currently effective Memorandum of Association and Articles of Association, as amended, of our Company do not contain any charter of the Chinese Communist Party, including the text of any such articles.

For information supporting our assertion that governmental entities in China do not have a controlling financial interest in our company, please see the Supplemental Submission pursuant to Item 16I(a) of Form 20-F furnished as Exhibit 99.1 to this Form 20-F/A.

ITEM 19. EXHIBITS.

Exhibit Number	Description of Document

12.1*	CEO Certification, pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification, pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.1*	Supplemental Submission pursuant to Item 16I(a) of Form 20-F

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EMEREN GROUP LTD

By:	/s/ Yumin Liu
Name	Yumin Liu
Title:	Chief Executive Officer

Date: August 18, 2023