Form 20-F/A
period 2022-12-31
Emeren Group Ltd
filed 2023-10-03
CIK 1417892

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 2)

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

EXPLANATORY NOTE

Emeren Group Ltd (“we,” “us,” “the Company,” “our” or “Emeren”) is filing this Amendment No. 2 to Form 20-F (the “Form 20-F/A”) to its annual report on Form 20-F for the year ended December 31, 2022 (the “Annual Report”), which was originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 16, 2023 and was amended by Amendment No. 1 to Form 20-F (“Amendment No. 1”) which was originally filed with the SEC on August 18, 2023. The sole purpose of this Form 20-F/A is an exhibit-only filing to amend the Form 20-F to replace the Exhibit 99.1, which was originally filed with the SEC in Amendment No. 1, with the attached Exhibit 99.1. No other changes have been made to the Annual Report as amended by Amendment No. 1.

This Form 20-F/A does not reflect events occurring after the filing of the Annual Report and does not modify or update the disclosure therein in any way except as described above. No other changes have been made to the Annual Report, as amended by Amendment No. 1. The filing of this Form 20-F/A should not be understood to mean that any statements contained in the Annual Report, as amended by Amendment No. 1 and this Form 20-F/A, are true or complete as of any date subsequent to the original filing date of the Annual Report. Accordingly, this Form 20-F/A should be read in conjunction with the Annual Report as amended by Amendment No. 1.

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

EMEREN GROUP LTD

By:	/s/ Yumin Liu
Name:	Yumin Liu
Title:	Chief Executive Officer

Date: October 3, 2023