Form 20-F/A
period 2022-12-31
Emeren Group Ltd
filed 2023-12-22
CIK 1417892

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 3)

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

EXPLANATORY NOTE

Emeren Group Ltd (“we,” “us,” “the Company,” “our” or “Emeren”) is filing this Amendment No. 3 to Form 20-F (the “Form 20-F/A”) to its annual report on Form 20-F for the year ended December 31, 2022 (the “Annual Report”), which was originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 16, 2023 and was amended by Amendment No. 1 to Form 20-F (“Amendment No. 1”) which was originally filed with the SEC on August 18, 2023 and by the Company’s exhibit-only Amendment No. 2 to Form 20-F (“Amendment No. 2”) which was originally filed with the SEC on October 3, 2023. The purpose of this Form 20-F/A is to amend Item 16I of the Annual Report to provide restated disclosures under Item 16I(b) of Form 20-F.

This Form 20-F/A does not reflect events occurring after the filing of the Annual Report and does not modify or update the disclosure therein in any way except as described above. No other changes have been made to the Annual Report, as amended by Amendment No. 1 and Amendment No. 2. The filing of this Form 20-F/A should not be understood to mean that any statements contained in the Annual Report, as amended by Amendment No. 1, Amendment No. 2 and this Form 20-F/A, are true or complete as of any date subsequent to the original filing date of the Annual Report. Accordingly, this Form 20-F/A should be read in conjunction with the Annual Report as amended by Amendment No. 1 and Amendment No. 2.

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

As of the date of the Annual Report:

(i) The Company owns approximately 59.9% of Zhejiang ReneSola Investment Ltd. (“ReneSola Investment”) (indirectly through the Company’s wholly owned subsidiary, Renesola (Zhejiang) PV Power Co., Ltd.). Approximately 40.1% of ReneSola Investment is held by a Chinese State-Owned Enterprise, as confirmed by ReneSola Investment’s register of members. Other than described above, each of the Company’s consolidated foreign operating entities, each of which is listed in Exhibit 8.1 to the Annual Report, is wholly owned, directly or indirectly, by the Company. Other than ReneSola Investment, none of the shares or American Depositary Shares of the Company or of the Company’s consolidated operating entities are owned by governmental entities in the British Virgin Islands or in each foreign jurisdiction in which the Company has consolidated operating entities;

(ii) ReneSola Investment is fully controlled by the Company, since all management and officer roles are filled by individuals that are board members or officers of the Company. None of the governmental entities in the applicable foreign jurisdiction with respect to our registered public accounting firm have a controlling financial interest in the Company or in the Company’s consolidated foreign operating entities;

(iii) None of the members of our board of directors or the board of directors of the Company’s consolidated foreign operating entities is an official of the Chinese Communist Party; and

(iv) The articles of incorporation (or equivalent organization document) of the Company and all of the Company’s consolidated foreign operating entities do not contain any charter of the Chinese Communist Party, including the text of any such articles.

For information supporting our assertion that governmental entities in China do not have a controlling financial interest in our Company, please see the Supplemental Submission pursuant to Item 16I(a) of Form 20-F (incorporated by reference to Exhibit 99.1 of our amendment to Annual Report on Form 20-F/A (File No. 001-33911) filed with the SEC on October 3, 2023).

ITEM 19. EXHIBITS.

Exhibit Number	Description of Document

12.1*	CEO Certification, pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification, pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.1	Supplemental Submission pursuant to Item 16I(a) of Form 20-F

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EMEREN GROUP LTD

By:	/s/ Yumin Liu
Name:	Yumin Liu
Title:	Chief Executive Officer

Date: December 21, 2023